Form 20-F
period 2005-12-31
Pacific Airport Group
filed 2007-05-10
CIK 1347557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

Commission File Number: 001-32751

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Pacific Airport Group	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
Series B Shares	New York Stock Exchange, Inc.*
American Depositary Shares (ADSs), each representing ten Series B Shares	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class:	Number of Shares
Series B Shares	476,850,000
Series BB Shares	84,150,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☐              Non-accelerated filer    ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

EXPLANATORY NOTE: This annual report on Form 20-F for the year ended December 31, 2005 is being filed pursuant to Rule 13a-1 of the Exchange Act because our registration statement on Form F-1 for our initial public offering in February 2006 did not include financial statements for the year ended December 31, 2005. The audited consolidated financial statements for the year ended December 31, 2005 and related financial information included in this Form 20-F have, however, been previously made public, and they were filed with the SEC on Form 6-K on June 30, 2006. Unless otherwise specified herein, or unless the context otherwise requires, this annual report on Form 20-F reflects our business, results of operations and financial condition as of and through December 31, 2005. Some of the information in this annual report on Form 20-F has been superseded by more recent information contained in filings we have made on Form 6-K.

TABLE OF CONTENTS

Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
	Selected Financial Data	1
	Exchange Rates	6
	Risk Factors	7
	Forward-Looking Statements	24
Item 4.	Information on the Company	24
	History and Development of the Company	24
	Business Overview	29
	Regulatory Framework	56
	Organizational Structure	75
	Property, Plant, And Equipment	75
Item 4A.	Unresolved Staff Comments	76
Item 5.	Operating and Financial Review and Prospects	76
Item 6.	Directors, Senior Management and Employees	104
Item 7.	Major Shareholders and Related Party Transactions	116
	Major Shareholders	116
	Related Party Transactions	117
Item 8.	Financial Information	118
	Legal Proceedings	118
	Dividends	124
Item 9.	The Offer and Listing	125
	Stock Price History	125
	Trading on the Mexican Stock Exchange	126

i

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following tables (beginning on page 3 hereof) present a summary of our consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our financial statements are prepared in accordance with accounting principles generally accepted in Mexico, or Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total shareholders’ equity is also provided in the following tables. Note 22 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our business.

Mexican GAAP provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican Consumer Price Index (Índice Nacional de Precios al Consumidor or INPC), restating the components of shareholders’ equity using the INPC and recording gains or losses in purchasing power from holding monetary assets or liabilities. Mexican GAAP requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, our audited consolidated financial statements and all other financial information contained herein are presented in constant pesos with purchasing power as of December 31, 2005, unless otherwise noted.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.6275 per U.S. dollar, the noon buying rate published by the Federal Reserve Bank of New York for transfers in Mexican pesos on December 30, 2005.

References in this Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. We publish our financial statements in pesos.

This Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms of cargo. When we refer to “terminal passengers” we mean the sum of all arriving and departing passengers on commercial and general aviation flights, other than transit passengers. “Transit passengers”, or “through passengers,” are those who are generally not required to change aircraft while on a multiple-stop itinerary, who generally do not disembark their aircraft to enter the terminal building. When we refer to “total passengers” we mean the sum of terminal passengers and transit passengers. When we refer to “commercial aviation passengers,” we mean the sum of terminal and transit passengers, excluding general aviation passengers, such as those on private non-commercial aircraft. Country-wide data for Mexico presented herein are based on commercial aviation passengers, but we generally measure our operations based on terminal passengers.

This Form 20-F contains references to “air traffic movements” which represent the sum of all aircraft arrivals and departures of any kind at an airport.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data for the periods indicated.

	Year ended December 31,
	2001		2002		2003		2004		2005		2005
	(thousands of pesos) (1)										(thousands of dollars) (2)
Income statement data:
Mexican GAAP:
Revenues:
Aeronautical services(3)	Ps.	1,660,748	Ps.	1,575,091	Ps.	1,685,527	Ps.	1,865,378	Ps.	2,112,899	U.S.$	198,814
Non-aeronautical services(4)		180,950		203,552		298,515		397,934		478,416		45,017
Total revenues		1,841,698		1,778,643		1,984,042		2,263,312		2,591,315		243,831
Operating expenses:
Costs of services:
Employee costs		263,164		262,630		266,316		275,823		285,775		26,890
Maintenance		121,089		101,686		97,699		104,762		121,877		11,468
Safety, security & insurance		59,131		71,075		78,929		86,839		85,114		8,009
Utilities		50,346		50,742		55,234		63,891		66,996		6,304
Other		91,625		58,918		82,084		98,888		90,987		8,562
Total costs of services		585,355		545,051		580,262		630,203		650,749		61,233
Technical assistance fees(5)		81,353		58,926		66,671		78,052		92,363		8,691
Government concession fees(6)		91,061		87,735		98,417		112,411		128,697		12,110
Depreciation and amortization:
Depreciation(7)		42,993		51,992		77,270		97,804		105,467		9,924
Amortization(8)		458,820		458,751		459,017		475,331		511,671		48,146
Total depreciation and amortization		501,814		510,743		536,287		573,135		617,138		58,070
Total operating expenses		1,259,583		1,202,456		1,281,637		1,393,801		1,488,947		140,104
Income from operations		582,115		576,188		702,405		869,511		1,102,368		103,727
Net comprehensive financing income (expense)		30,500		32,663		24,091		(14,744)		11,564		1,088
Other income (expense)		15,781		(57,158)		(10)		(2,451)		(814)		(77)
Income before income taxes, statutory employee profit sharing and cumulative effect of change in accounting principle		628,396		551,693		726,486		852,316		1,113,118		104,738
Income tax and statutory employee profit sharing expense		(207,147)		(316,278)		(404,821)		(477,242)		(454,306)		(42,748)
Cumulative effect of change in accounting principle(9)		0		0		0		25,153		0		0
Consolidated net income		421,249		235,415		321,665		400,227		658,812		61,990
Basic and diluted earnings per share before cumulative effect of change in accounting principle	Ps.	0.7509	Ps.	0.4196	Ps.	0.5734	Ps.	0.6686	Ps.	1.1744	U.S.$	0.1105
Basic and diluted earnings per share generated by cumulative effect of change in accounting principle	Ps.	0.0000	Ps.	0.0000	Ps.	0.0000	Ps.	0.0448	Ps.	0.0000	U.S.$	0.0000
Basic and diluted earnings per share(10)	Ps.	0.7509	Ps.	0.4196	Ps.	0.5734	Ps.	0.7134	Ps.	1.1744	U.S.$	0.1105
Basic and diluted earnings per ADS(10)	Ps.	7.5089	Ps.	4.1963	Ps.	5.7340	Ps.	7.1340	Ps.	11.7440	U.S.$	1.1050
Dividends per share(11)	Ps.	0.0000	Ps.	0.0000	Ps.	0.4972	Ps.	0.5228	Ps.	1.8756	U.S.$	0.1765
Dividends per ADS(11)	Ps.	0.0000	Ps.	0.0000	Ps.	4.9723	Ps.	5.2281	Ps.	18.7557	U.S.$	1.7648

U.S. GAAP:
Revenues					Ps.	1,973,709	Ps.	2,259,306	Ps.	2,562,156	U.S.$	241,087
Income from operations						1,020,839		1,177,972		1,426,806		134,256
Consolidated net income (loss)						530,274		(119,730)		888,596		83,613
Basic earnings (loss) per share(10)						0.9524		(0.2150)		1.5959		0.1502
Diluted earnings (loss) per share(12)						0.9452		(0.2150)		1.5840		0.1490
Basic earnings (loss) per ADS(10)						9.5240		(2.1500)		15.9590		1.5017
Diluted earnings (loss) per ADS(12)						9.4520		(2.1500)		15.8400		1.4905

Other operating data:
Total terminal passengers (thousands of passengers)(13)		16,149		15,294		16,444		17,516		19,135		19,135
Total air traffic movements (thousands of movements)		387		378		382		390		415		415
Total revenues per terminal passenger(14)	Ps.	114	Ps.	116	Ps.	121	Ps.	129	Ps.	135	U.S.$	13

	Year ended December 31,
	2001		2002		2003		2004		2005		2005
	(thousands of pesos) (1)										(thousands of dollars) (2)
Balance sheet data:
Mexican GAAP:
Cash and temporary investments	Ps.	1,017,432	Ps.	1,074,952	Ps.	1,062,766	Ps.	1,228,533	Ps.	899,347	U.S.$	84,625
Total current assets		1,230,054		1,353,756		1,548,691		1,604,116		1,280,532		120,492
Airport concessions, net		18,601,390		18,244,343		17,887,283		17,519,566		17,119,881		1,610,904
Rights to use airport facilities, net		2,763,457		2,670,841		2,578,230		2,485,621		2,393,011		225,172
Total assets		24,139,042		24,493,689		24,458,893		24,668,168		24,345,496		2,290,802
Current liabilities		69,944		184,595		105,385		192,032		232,636		21,890
Total liabilities		69,944		189,089		111,576		213,925		284,640		26,783
Total shareholders’ equity(15)		24,069,097		24,304,600		24,347,318		24,454,243		24,060,856		2,264,018

U.S. GAAP:
Cash and cash equivalents						900,075		978,388		783,340		73,709
Total current assets						1,693,339		1,736,274		1,407,229		132,414
Assets under capital lease (“Rights to use airport facilities” under Mexican GAAP)						2,466,733		2,348,395		2,230,055		209,838
Total assets						12,139,082		11,846,829		11,803,984		1,110,702
Current liabilities						105,385		192,373		239,732		22,558
Total liabilities						117,614		223,952		329,996		31,051
Total shareholders’ equity(15)						12,021,468		11,622,877		11,473,988		1,079,651

Other data:
Mexican GAAP:
Net resources provided by operating activities		788,549		665,530		590,551		1,205,638		1,310,451		123,308
Net resources used in financing activities		(512,008)		(86,989)		(278,949)		(293,301)		(1,052,199)		(99,007)
Net resources used in investing activities		(247,032)		(521,020)		(323,789)		(746,571)		(587,438)		(55,275)
Increase (decrease) in cash and temporary investments		29,509		57,521		(12,187)		165,766		(329,186)		(30,975)

U.S. GAAP:(16)
Net cash provided by operating activities						457,531		1,138,228		1,458,000		137,191
Net cash used in investing activities						(323,789)		(732,267)		(582,462)		(54,807)
Net cash used in financing activities						(278,949)		(293,301)		(1,052,199)		(99,007)
Effect of inflation accounting						(29,670)		(34,347)		(18,387)		(1,730)
Increase (decrease) in cash and cash equivalents						(174,877)		78,313		(195,048)		(18,353)

(1)
All peso amounts are expressed in constant pesos with purchasing power as of December 31, 2005. Per-share peso amounts are expressed in pesos (not thousands of pesos). Operating data are expressed in the units indicated.

(2)
Translated into dollars at the rate of Ps. 10.6275 per U.S. dollar, the noon buying rate published by the Federal Reserve Bank of New York for transfers in Mexican pesos on December 30, 2005. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in dollars (not thousands of dollars). Operating data are expressed in the units indicated.

(3)
Revenues from aeronautical services principally consist of a fee for each departing passenger, aircraft landing fees based on an aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from an aircraft to a terminal building and a security charge for each departing passenger, and other sources of revenues subject to regulation under our maximum rates. See Item 4 herein for a description of our regulatory framework, including our maximum rates.

(4)
Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from car parking charges, leasing of commercial space to tenants, advertisers, taxis and other ground transportation providers and other miscellaneous sources of revenues. Pursuant to our operating concessions and Mexico’s Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation, or SCT (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates.

(5)
Beginning January 1, 2000, we began paying Aeropuertos Mexicanos del Pacífico S.A. de C.V. (“AMP”) a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.

(6)
As of November 1, 1998, each of our subsidiary concession holders has been required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession fee is currently 5% of each concession holder’s gross annual revenues.

(7)	Reflects depreciation of fixed assets.

(8)	Reflects amortization of concessions, rights to use airport facilities, recovered long-term leases and parking lots.

(9)
Represents the gain that resulted from the application of Mexican GAAP Bulletin C-10 governing derivative financial instruments and other hedging operations. See Note 3.k to our audited consolidated financial statements.

(10)
Based on the ratio of 10 Series B shares per ADS. For Mexican GAAP purposes, based on a weighted average of 561,000,000 common shares outstanding in each period. For U.S. GAAP purposes, based on a weighted average of 556,792,500 common shares outstanding in each period.

(11)	Dollar amounts were $0.0468 per share in 2003, $0.0492 per share in 2004 and $0.1765 per share in 2005, and $0.4679 per ADS in 2003, $0.4919 per ADS in 2004 and $1.7649 per ADS in 2005.

(12)
Based on the ratio of 10 Series B shares per ADS. Based on a weighted average of 561,000,000 common shares and common share equivalents outstanding for the years ended December 31, 2003 and 2005 and 556,792,500 common shares and common share equivalents outstanding for the year ended December 31, 2004.

(13)
Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).

(14)	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).

(15)	Total shareholders’ equity under Mexican GAAP reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.

(16)	U.S. GAAP cash-flow data is expressed in nominal Mexican pesos.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate between the peso and the U.S. dollar, expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)

2001	9.97	8.95	9.16	9.33
2002	10.43	9.00	10.43	9.75
2003	11.41	10.11	11.24	10.85
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.88
2006	11.46	10.43	10.80	10.91
October 2006	11.06	10.71	10.77	10.89
November 2006	11.05	10.75	11.00	10.91
December 2006	10.99	10.77	10.80	10.85
2007:
January 2007	11.09	10.77	11.04	10.96
February 2007	11.16	10.92	11.16	11.00
March 2007	11.18	11.01	11.04	11.11

(1) Average of month-end rates or daily rates, as applicable.

Source: Federal Reserve Bank of New York.

In recent decades, the Mexican Central Bank (Banco de México) has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores S.A. de C.V.), and, as a result, affect the market price of our ADSs. Such fluctuations may also affect the U.S. dollar conversion by The Bank of New York, the depositary for our ADSs, of any cash dividends paid by us in pesos.

On December 29, 2006, the Federal Reserve Bank of New York’s noon buying rate was Ps. 10.80 per U.S.$1.00.

For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

Our revenues are highly dependent on levels of air traffic, which depend in part on factors beyond our control.

        Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico and the United States, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

The September 11, 2001 terrorist attacks and recent international conflicts and health epidemics have had a severe impact on the international air travel industry and have adversely affected our business and may continue to do so in the future.

The events of September 11, 2001 resulted in a significant decline in passenger traffic worldwide and future terrorist attacks could result in similar declines.

The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international services to and from the United States. Airline traffic in the United States fell precipitously after the attacks. Our terminal passenger volumes declined 1.4% in 2001 and an additional 5.3% in 2002 (in each case as compared to the prior year). Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

Security enhancements following the events of September 11, 2001 have resulted in increased costs, and future security enhancements could further increase our costs and reduce our operating margins.

The air travel business is susceptible to, and has experienced increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, 2001, we reinforced security at our airports. While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. In addition, our general liability insurance premiums for 2002 and 2003 increased substantially relative to our 2001 premiums and may continue to rise in the future. In 2004, our aggregate insurance cost was more than double our aggregate insurance cost for 2001. Since August 1, 2003, we have carried a Ps. 500 million insurance policy covering damages to our property resulting from terrorist acts. Since January 2003, we have carried an insurance policy covering personal and property damages to third parties resulting from terrorist acts. The coverage provided by this policy was initially U.S.$ 10 million, but was increased to U.S.$ 20 million in 2005. Because our insurance policies do not cover all losses and liabilities resulting from war or from terrorism, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs would have an adverse effect on our results of operations.

The users of airports, principally airlines, have been subject to increased costs since the events of September 11, 2001. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security rules or guidelines in the future. Premiums for aviation insurance have increased substantially and could escalate further. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has given no indication of any intention to do so. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have in the past resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities.

The Mexican government recently adopted a policy requiring checked baggage on all international commercial flights, beginning in January 2006, and all domestic commercial flights, beginning in July 2006, to undergo a new comprehensive screening process. The new process required the installation of new screening equipment, which we were required to purchase and install. Although airlines, rather than holders of airport concessions, are responsible for screening checked baggage while airports are uniquely responsible for screening carry-on baggage, under Mexican law, we are required to operate the new screening equipment that will screen checked baggage in order to comply with the new policy. The requirement that we purchase, install and operate the new screening equipment could increase our exposure to liability. We could be required to undertake significant capital expenditures and incur ongoing expenses to maintain the equipment we have purchased, which could restrict our liquidity and adversely affect our operating results.

International events could have a negative impact on international air travel.

Historically, a substantial majority of our revenues has been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals we operate, and are collected by the airlines and paid to us. In 2003, 2004 and 2005, passenger charges represented 62.6%, 64.9% and 65.4%, respectively, of our total revenues. Events such as the war in Iraq and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis (in 2003) have negatively affected the frequency and pattern of air travel worldwide. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Our revenues and profitability may not increase if we fail in our business strategy.

Our ability to increase our revenues and profitability depends in part on our business strategy, which consists of setting prices in order to be as close as possible to our regulatory maximum rates for any given year, reducing operating costs, increasing passenger and cargo traffic at our airports and increasing revenues from commercial activities.

Our ability to increase our commercial revenues is significantly dependent, among other factors, upon increasing passenger traffic at our airports and our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us. Our ability to increase revenues from commercial activities is also dependent on our ability to continue the remodeling and modernization of the commercial areas we operate within our airports. We cannot assure you that we will be successful in implementing our strategy of increasing our passenger traffic or our revenues from commercial activities. The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve. Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase or that our profitability will increase.

We may be required to write off an income tax refund that we have recorded as an asset on our balance sheet.

As part of a tax planning strategy that we implemented in 2002 following the recommendation of our tax advisors, we recorded in our financial statements a recoverable income tax asset of Ps. 76.9 million (nominal pesos) as of December 31, 2002. This asset is related to the expected recovery of income taxes paid on the distribution of dividends. In July 2003, we requested that the Mexican tax authorities confirm the criteria under which we were claiming this refund and this request was rejected. We later initiated proceedings before the Mexican Tax Court (Tribunal Federal de Justicia Fiscal y Administrativa) seeking to have our refund claims adjudicated in our favor. For a further discussion of this asset, see Note 14 to our audited consolidated financial statements. Although this receivable may be recognized under Mexican GAAP, under U.S. GAAP, the recoverable income tax asset is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

In the case of our Tijuana International Airport, the Mexican tax authorities fined us Ps. 19.1 million (nominal pesos) in May 2005 based on a finding that our refund request relating to this airport was unfounded. We paid the fine in order to obtain a discount on the fine (which was reduced to Ps. 11.4 million (nominal pesos)) and avoid accruing interest and inflation adjustments while we contest the fine. If we are successful in having the fine annulled, we will recover the amount of the fine plus interest and inflation adjustments. We have recorded the expected refund of the fine as an asset in our financial statements, as we do not believe there is any legal basis for the fine. For U.S. GAAP purposes, such refund is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

In the case of the Aguascalientes airport, the Mexican tax authorities requested additional documentation to allow them to evaluate our position. Subsequently, we obtained a judicial annulment of the request for documentation and a court order to the tax authorities to reach a final determination regarding our claimed refund. In November 2005, without commenting on the merits of our position, the Mexican tax authorities sent us a refund in the amount of Ps. 5.3 million.

In the case of the La Paz airport, on March 29, 2006 the Mexican Tax Court ruled against us in our suit against the Mexican tax authorities. We are unable to appeal this ruling and accordingly reversed our recoverable income tax asset in respect of the La Paz airport in the amount of Ps. 5.1 million (nominal pesos) in June 2006.

There can be no assurance that we will be successful in our claims with respect to the tax refunds at our remaining airports. If these claims are not decided in our favor, we may be required to write off the remaining asset we have recorded in respect of the anticipated refund as well as any related fines we have paid. As of December 31, 2005, the aggregate amount of these assets was approximately Ps. 83.5 million (nominal pesos).

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our Los Cabos International Airport and our Puerto Vallarta International Airport) may vary as a result of factors beyond our control, including the level of tourism in Mexico. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancun and Acapulco, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2005, approximately 76.9% of our revenues were generated from four of our 12 airports. The following table lists the percentage of total revenues generated at our airports in that year:

Airport	For year ended December 31, 2005
Guadalajara International Airport	31.8
Tijuana International Airport	12.6
Puerto Vallarta International Airport	15.9
Los Cabos International Airport	16.6
Eight other airports	23.1
Total	100.0%

As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 52.9% of our total employees at December 31, 2005), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

Consorcio Aeromexico, S.A. de C.V., or Consorcio Aeromexico, is a holding company that owns Aeromexico, one of the principal domestic airlines operating at our airports. The Mexican government is the majority owner of Consorcio Aeromexico and it controls Consorcio Aeromexico primarily through the Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario). Of the total revenues generated at our airports in 2005, Aeromexico and Aerolitoral (which is also owned by Consorcio Aeromexico) together accounted for 19.4%, while Grupo Mexicana (composed of Mexicana de Aviación, and Click Mexicana, which until December 2005 was owned by the government, is now owned by Grupo Posadas S.A. de C.V., and which were both acquired from Consorcio Aeromexico’s predecessor in 2005, represented 14.6% of our revenues in 2005. An additional 39 airlines together represented 41.8% of our revenues. None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. In addition, Consorcio Aeromexico has announced publicly that it intends to sell all or a portion of its remaining ownership interest in its airlines, and we can offer no assurance that these airlines, would continue to use any or all of our airports. Decisions made by Consorcio Aeromexico with respect to its remaining ownership interest in its airlines could also affect the operations and business of Aeromexico and Aerolitoral and have a material adverse effect on our results of operations. Our business and results of operations could be adversely affected if we do not continue to generate comparable levels of revenues from our key customers.

In addition, in recent years, many airlines have reported substantial losses. Lineas Aereas Allegro, S.A. de C.V., which accounted for 2.5% of our revenues in 2003, currently is undergoing insolvency proceedings and did not operate at any of our airports in 2004 or 2005. On April 2, 2006, the SCT ordered the immediate discontinuation of the operations of Aerocalifornia (which operated with 22 aircraft at the time of the stoppage) due to security and financial concerns and gave such company 90 days to resolve these concerns. On August 11, 2006, Aerocalifornia reinitiated its operations with only five aircraft. Aerocalifornia accounted for 8% of our total revenues and 11% of our total terminal passenger traffic during 2005.

In 2005, the passenger charges that we invoiced to airlines controlled by Consorcio Aeromexico and by Grupo Mexicana were generally collected, on a weighted average basis, approximately 77 to 88 days following the invoice delivery date. The actual term for payment generally is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range). Our revenues from passenger charges are not secured by a bond or any other collateral. Thus, in the event of insolvency of any airline, we would not be assured of collecting any amounts invoiced to that airline in respect of passenger charges.

The principal domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future.

From 2000 to mid-2003, the principal domestic airlines operating at our 12 airports—Aeromexico, Mexicana, Aeromar and Aerolitoral—refused to pay certain increases in the specific prices we charge for aeronautical services. At August 31, 2003 (the date on which the balance reached its peak), the amount of invoiced fees subject to dispute was Ps. 47.0 million. As part of this dispute, these airlines brought proceedings challenging the privatization of the Mexican airport sector and the methodology for calculating the maximum rate system applicable under the privatization of all of the airport groups in Mexico. As of December 31, 2005, the majority of these proceedings had been resolved or dismissed and no fees remained subject to dispute as of December 31, 2005.

On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes) and the SCT pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for aeronautical services applicable to those airlines for 2003 and 2004 and a methodology for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2005 and 2006. The National Air Transportation Chamber of Commerce agreed to cause our principal airline customers to enter into (a) contracts governing charges for aeronautical services, (b) lease contracts for property used by the airlines and (c) contracts governing collection of passenger charges. As of December 31, 2005, these airlines had entered into agreements with us that are scheduled to expire in 2006 representing (a) virtually all of the relevant contracts governing the collection of passenger charges, (b) a substantial majority of the agreements for the leasing of space in our terminals and (c) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number agreements to be entered into.

Because these airlines contribute a majority of our revenues, should the airlines refuse to make payment pursuant to the agreements described above, or should they refuse to pay increases in our charges for aeronautical services in future years, our results of operations could be adversely impacted.

The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities and airlines. We are also dependent upon the Mexican government or entities of the government for provision of services, such as electricity, supply of fuel to aircraft, air traffic control and immigration and customs services for our international passengers. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

In addition, we are dependent on third-party providers of certain complementary services such as catering and baggage handling. If these service providers were to halt operations at any of our airports, we would be required to seek a new service provider or provide services ourselves, either of which would likely result in increased costs and have an adverse impact on our results of operations.

Actions by the former holders of land comprising Tijuana International Airport may limit our ability to expand the airport and may disrupt its operations.

A portion of the land comprising Tijuana International Airport was expropriated by the Mexican government in 1970 pursuant to its power of eminent domain. Prior to its expropriation, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido. The former ejido participants have asserted claims against the Mexican government challenging the 1970 expropriation decree. Our Tijuana airport subsidiary is a party to the proceedings, but only as an interested third party. A judgment in favor of the former ejido participants could materially disrupt the airport’s current operations. The terms of our concession require the Mexican government to provide restitution to us for any loss of our use of the land subject to our concessions.

Certain of the former ejido participants are currently occupying portions of the real property on which we operate Tijuana International Airport that are not currently essential to the airport’s operations. Although these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they currently occupy. In addition, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction.

The actions of squatters on certain portions of the land on which our Guadalajara International Airport operates could disrupt operations and security at that airport.

The Mexican government owns the land on which the Guadalajara International Airport operates and has granted us the right to use that land for the purpose of operating the airport pursuant to our concession. Currently, there are squatters residing on or claiming rights to a portion of the property, at least one of whom has attempted to subdivide and sell off certain portions of the property. As owner of the property, the Mexican government must initiate any actions directed at removing these persons from the property. We are reviewing the actions these persons have taken and are cooperating with the Mexican government to ensure that the actions of these squatters do not adversely affect the operations of the Guadalajara International Airport. However, if the Mexican government or we are unable to successfully remove these persons from the property, their presence could have an adverse impact on our operations and security at the airport and could restrict our ability to expand our operations at the airport.

Natural disasters could adversely affect our business.

From time to time, the Pacific and central regions of Mexico experience torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. The most recent natural events that affected our airports were two hurricanes in August and September of 2003 that resulted in temporary closures and property damages at our Los Cabos International Airport and our La Paz International Airport. In addition, the Manzanillo International Airport experienced an earthquake in 2003, which caused significant damage to the airport and required the airport to be closed for several hours. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities would not exceed the pre-established limits on any of our insurance policies.

Risks Related to the Regulation of Our Business

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are, like those of most airports in other countries, regulated. In 2003, 2004 and 2005, approximately 85.0%, 82.4% and 81.5%, respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the SCT for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and the regulations thereunder or other applicable law or regulation, we cannot predict the sanctions that may to be assessed for a given violation. We cannot assure you that we will not encounter difficulties in complying with these laws and regulations. Moreover, there can be no assurance that the laws and regulations governing our business, including the rate-setting process, will not change in the future.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that we or any of our airports will be profitable.

The rate regulations applicable to our aeronautical services establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined by the SCT for each year through December 31, 2009. Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios al Productor) (excluding petroleum)). Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances (including, among others, required capital investments not foreseen in our master development programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession fee payable by us to the Mexican government), our concessions provide that such a request will be approved only if the SCT determines that events specified in our concessions have occurred. Therefore, there can be no assurance that any such request would be granted.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for regulated services at each airport in order to be as close as possible to our authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2004, our revenues subject to maximum rate regulation represented 98.2% of the amount we were entitled to earn under the maximum rates for all of our airports. In 2005, our revenues subject to maximum rate regulation represented 99.2% of the amounts we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

The specific prices we charge for regulated services are determined based on our forecasts of various factors, including of passenger traffic volumes, the Mexican Producer Price Index (excluding petroleum) and the value of the peso relative to the U.S. dollar. These variables are outside of our control. Our forecasts could differ from actual data, and, if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our airports during that year.

If we exceed the maximum rate at any airport at the end of any year, the SCT may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

In prior years, in order to ensure our compliance with the maximum rate at a particular airport when the possibility of exceeding that maximum rate has arisen, we have taken actions in the latter part of the year, such as reducing our specific prices and offering discounts or rebates. We can offer no assurance that, should external factors cause us to risk exceeding our maximum rates close to the end of any given year, we will have sufficient time to take the actions described above in order to avoid exceeding our maximum rates prior to year-end.

The Mexican government may terminate or reacquire our concessions under various circumstances, some of which are beyond our control.

Our concessions are our principal assets and we are unable to continue our operations without them. A concession may be terminated by the Mexican government for certain prescribed reasons, including failure to comply with our master development programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in Mexico, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of our concessions. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination of a concession if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. Our concessions may also be terminated upon our bankruptcy or insolvency.

We would face similar sanctions for violations of the Mexican Airport Law or the regulations thereunder. Under applicable Mexican law and the terms of our concessions, our concessions may also be made subject to additional conditions, including under our renewed master development programs, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

The Mexican government may also terminate one or more of our concessions at any time through reversion (rescate), if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. The Mexican government may also assume the operation of any airport (through a process known as a requisa) in the event of war, public disturbance or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government, under Mexican law, is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers. In the event of a mandated change in our operations, the Mexican government is required to compensate us for the cost of that change. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. There can be no assurance that we will receive compensation equivalent to the value of our investment in, or any additional damages related to, our concessions and related assets in the event of such action.

In the event that any one of our concessions is terminated, whether through revocation or otherwise, our other concessions may also be terminated. Thus, the loss of any concession would have a material adverse effect on our business and results of operations.

The Mexican government could grant new concessions that compete with our airports.

The Mexican government could grant additional concessions to operate existing government-managed airports, or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such process, or that we would be successful if we did participate.

The SCT could require us to monitor certain aircraft movements at our airports that we do not currently control, which could result in increased costs.

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) currently requires us to manage and control aircraft movements in and out of our arrival and departure gates and remote boarding locations directly at our Puerto Vallarta International Airport and our Guadalajara International Airport. At our other airports, these aircraft movements are monitored directly by the Mexican Air Traffic Control Authority. Should the Mexican Air Traffic Control Authority require us to control these aircraft movements directly at any or all of our other ten airports in the future, our results of operations could be negatively impacted by increased operating, insurance and liability costs resulting from taking on these obligations.

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico and negative economic developments in Mexico would adversely affect our business and results of operations.

Mexican domestic passengers in recent years have represented approximately two-thirds of the passenger traffic volume in our airports. In addition, all of our assets are located, and all of our operations are conducted, in Mexico. As a result, our business, financial condition and results of operations could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political, social and economic developments in Mexico.

Mexico has, particularly from 1982 to 1987, from December 1994 through 1995 and in 1998, experienced adverse economic conditions, including slow or negative economic growth and high levels of inflation. In addition, recent financial turmoil in Argentina, Brazil, Venezuela and elsewhere produced volatility in the international financial markets, which slowed Mexico’s economic growth.

If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, results of operations, prospects and financial condition could suffer material adverse consequences because, among other things, demand for transportation services may decrease. We cannot assure you that similar events will not occur, or that any recurrence of these or similar events would not adversely affect our business, results of operations, prospects and financial condition.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume. Any future depreciation of the peso could reduce our domestic passenger traffic volume, which could have a material adverse effect on our results of operations.

As of December 31, 2005, we had no significant indebtedness. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer, or to convert pesos into, U.S. dollars and other currencies.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations, also may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange. As a result, such peso depreciations will likely affect the market price of the ADSs. Exchange rate fluctuations would also affect the ADS depositary’s ability to convert into U.S. dollars, and make timely payment of, any peso cash dividends and other distributions paid in respect of the Series B shares.

Political conditions in Mexico could materially and adversely affect Mexican economic policy or business conditions and, in turn, our operations.

Federal elections were held in Mexico on July 2, 2006. Based on preliminary election results, the Federal Electoral Institute announced on July 6, 2006 that Felipe de Jesús Calderón Hinojosa of the center-right Partido Acción Nacional, or PAN, obtained a plurality of the vote, with a narrow margin over Andrés Manuel López Obrador of the center-left Partido de la Revolución Democrática, or PRD. Claiming electoral fraud, Mr. López Obrador initiated legal challenges to the preliminary election results and commenced protests in Mexico City. On September 5, 2006, the Federal Electoral Tribunal (Tribunal Electoral del Poder Judicial de la Federación) determined in a non-appealable ruling that Mr. Calderón won the election and formally declared him to be president-elect. Mr. Calderón was sworn in as Mexico’s president on December 1, 2006. Mr. López Obrador has announced that he will continue to lead demonstrations protesting the electoral process and the legitimacy of Mr. Calderón’s electoral victory. We cannot predict the impact that these protests may have on the Mexican government or on economic and business conditions in Mexico.

Although the PAN won a plurality of the seats in the Mexican Congress in the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the next Congressional election in 2009. This situation, combined with the expected continued protests led by Mr. López Obrador, members of the PRD and their supporters, may result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

We may be liable for property tax claims asserted against us by certain municipalities.

Claims have been asserted against us by the municipalities of Mexicali, Los Mochis, Tijuana, Los Cabos and Aguascalientes for the payment of property taxes with respect to the real property on which we operate our airports in those cities, and similar claims may be asserted by other municipalities where we operate our airports. The claims in respect of the Los Mochis International Airport have been dismissed. In addition, in the case of Aguascalientes, although we have received a memorandum from the Aguascalientes Ministry of Finance stating that the Aguascalientes International Airport is exempt from property taxes, we continue to defend the claim in order to obtain a definitive judicial resolution, which we expect will be in our favor. We are also seeking the dismissal of remaining claims pending in Mexicali, Los Cabos and Tijuana. The total amount of the property-tax claims outstanding in each of Aguascalientes, Mexicali, Los Cabos and Tijuana are Ps. 2.6 million, Ps. 89.0 million, Ps. 12.2 million and Ps. 104.8 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor as a result of penalty and interest surcharges.

In Tijuana, the court ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. In 2006, we deposited a bond with the court as provisional security in place of our encumbered assets, at which time the court lifted such encumbrances. A court has also ordered the temporary encumbrance of a portion of the revenues from the parking garage that we operate at the Mexicali International Airport to guarantee the property-tax claims of the Mexicali municipal government.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. We believe that the Mexican government, as the owner of the real property upon which we operate our airports, would be responsible for paying these taxes directly if a court were to determine that these taxes must be paid in response to any future proceedings. Nonetheless, the Mexican government has indicated publicly that it may propose an amendment to the Mexican Constitution and other laws pursuant to which we could be liable to municipalities for property taxes in the future. If such a change were to occur, and any amounts owed were substantial, these tax liabilities could have a material adverse effect on our financial condition or results of operations.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in recent years implemented various changes to the tax laws applicable to Mexican companies, including us. The terms of our concessions do not exempt us from any changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in our having significantly higher income or asset tax liability, we would be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

The Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) is responsible for establishing the official operating schedules of our airports. Outside of our airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. The Mexican Bureau of Civil Aviation has issued a decree extending the official operating schedule of our Morelia International Airport and our Los Cabos International Airport to 24 hours per day. This decree deprives us of the ability to double our airport charges for off-hour services, and we have challenged the decree in court. There can be no assurance that we will be successful in avoiding this decree. In addition, there can be no assurance that other airports will not adopt similar decrees.

Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in Mexico.

        Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the new Securities Market Law, it may be difficult for minority shareholders to bring an action against directors for breach of this duty and achieve the same results as in most jurisdictions in the United States. Procedures for class action lawsuits do not exist under applicable Mexican law. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities. In addition, we prepare our consolidated financial statements in accordance with Mexican GAAP, which differ from U.S. GAAP in a number of respects. For example, we must incorporate the effects of inflation directly in our accounting records and published consolidated financial statements. While we are required to reconcile our net income and stockholders’ equity to those amounts that would be derived under U.S. GAAP in our annual consolidated financial statements, the effects of inflation accounting under Mexican GAAP are not eliminated in such reconciliation in our annual consolidated financial statements. For this and other reasons, the presentation of Mexican GAAP consolidated financial statements and reported earnings may differ from that of U.S. companies in this and other important respects. Please see Note 22 to our audited financial statements for 2005.

Risks Related to Global Economy

Developments in other countries may affect us.

The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In past years, prices of both Mexican debt and equity securities have been adversely affected by a sharp drop in Asian securities markets and economic crises in Russia, Brazil, Argentina and Venezuela.

Our business could be adversely affected by a downturn in the U.S. economy.

In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. In 2005, 39.9% of the terminal passengers served by our airports arrived and departed, respectively, on international flights, primarily to the United States.

Our business is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy will likely have a material adverse effect on our business, results of operations, prospects and financial condition.

We cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy or leisure travel trends. An economic downturn in the United States may negatively affect our results of operations and a prolonged economic crisis in the United States would likely have a material adverse effect on our results of operations.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to financial analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans or objectives,

•	statements about our future economic performance or that of Mexico, and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in forward-looking statements. These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that eventualities related to other risks and uncertainties may cause actual results to differ materially from those expressed in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment. We hold concessions to operate, maintain and develop 12 airports in the Pacific and central regions of Mexico. Each of our concessions has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the SCT under certain circumstances for up to 50 additional years. As operator of the 12 airports under our concessions, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. For a description of our capital expenditures, see Item 5 hereof.

Grupo Aeroportuario del Pacífico S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. The address of our registered office is as set forth on the cover of this Form 20-F. Our telephone number is (52) (33) 3880-1100. Our U.S. agent is Puglisi & Associates. Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Opening of Mexican Airports to Investment

Privatization of Mexican Airports

In February 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. Under these guidelines, the SCT identified 35 of Mexico’s 58 principal airports as being suitable for investment. These 35 airports were divided into four groups: the Pacific Group (consisting of our 12 airports), Grupo Aeroportuario del Sureste, or the Southeast Group (consisting of nine airports), Grupo Aeroportuario de la Ciudad de Mexico, D.F., or the Mexico City Group (currently consisting of one airport) and Grupo Aeroportuario del Centro-Norte, or the Central-North Group (consisting of 13 airports). The guidelines generally provided for the airport groups to become open to investment through a two-stage program. All of the groups except the Mexico City Group have completed both stages of the program.

In the first stage, a series of public bidding processes were conducted to award a minority interest in each airport group to a strategic shareholder. In the second stage, all or a portion of the remaining interest in each airport group was sold through public offerings in the Mexican and international capital markets.

As a result of the opening of Mexico’s airports to investment, we and our subsidiaries are no longer subject to the Mexican regulations applicable to government wholly-owned companies. We believe that this provides us greater flexibility to develop and implement our business strategy and to respond to potential business opportunities.

Investment by AMP

In 1999, as part of the first stage in the process of opening Mexico’s airports to investment, the Mexican government sold a 15% equity interest in us to AMP, pursuant to a public bidding process.

The following are AMP’s current shareholders:

•
AENA Desarrollo Internacional S.A., or AENA, owns 33.33% of AMP. AENA is a wholly owned subsidiary of Aeropuertos Españoles y Navegación Aérea, a Spanish state-owned company that manages all airport operations in Spain. Aeropuertos Españoles y Navegación Aérea operates 47 airports in Spain, handling approximately 193.2 million total passengers in Spain in 2006, making it one of the largest airport operators in the world. Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, requiring our strategic shareholder to have, among other qualifications, an operating partner and a Mexican partner, AENA is one of AMP’s two key partners, acting as its operating partner. In addition to its investment in AMP, AENA also directly manages four other airports in Latin America. In addition, AENA owns 10.0% of Airport Concessions and Development Limited, which owns a British airport company that operates thirteen airports in Europe, North America and Latin America through ownership, concession or management arrangements.

•
Controladora Mexicana de Aeropuertos, S.A. de C.V., or Controladora Mexicana, owns 33.33% of AMP. Controladora Mexicana is a Mexican joint venture company 50% owned by Pal Aeropuertos, S.A. de C.V., and 50% owned by Promotora Aeronáutica del Pacifíco, S.A. de C.V. Pal Aeropuertos, S.A. de C.V. is a Mexican special purpose vehicle owned by Eduardo Sanchez Navarro Redo, an individual Mexican investor with substantial interests in Mexican real estate. Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Diez Barroso Azcarraga and her husband, Carlos Laviada Ocejo. Mrs. Diez Barroso has extensive experience in the magazine publishing industry and currently serves on the boards of directors of Teléfonos de México, S.A. de C.V., Grupo Financiero Inbursa S.A. and Royal Caribbean Cruises Ltd. Mr. Laviada Ocejo, an individual Mexican investor with substantial interests in real estate development and automobile dealerships in Mexico City, currently serves on the board of directors of Toyota Mexico Dealers A.C. Pursuant to the privatization guidelines discussed above, Controladora Mexicana is AMP’s second key partner, acting as its Mexican partner.

•
Desarollo de Concesiones Aeroportuarias S.A., or DCA, a subsidiary of Actividades de Construcciones y Servicios, S.A., owns 33.33% of AMP. Actividades de Construcciones y Servicios, S.A. is one of Europe’s major construction companies and an operator of various infrastructure projects under concessions in industries including airports, trains, toll roads, ports and car parking on four continents. Actividades de Construccion y Servicios, S.A. is the largest operator of concessions in Latin America and one of the largest operators of concessions (based on number of concessions) in the world. Actividades de Construccion y Servicios, S.A. also owns 24.83% of Abertis Infraestructuras, S.A., the majority shareholder of Airport Concessions and Development Limited. Actividades de Construccion y Servicios, S.A. is listed on the Madrid Stock Exchange.

In 1999, AMP paid the Mexican government a total of Ps. 2,453.4 million (nominal pesos, excluding interest) (U.S.$261 million based on the exchange rates in effect on the dates of payment) in exchange for:

•	All of our Series BB shares, representing 15% of our outstanding capital stock;

•	an option to subscribe for up to 5% of newly issued Series B shares (since expired); and

•
the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization, including AMP, a 15-year technical assistance agreement setting forth AMP’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the bidding process. These agreements are described in greater detail in Item 7 hereof.

Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. In 2005, this fee amounted to Ps. 92.4 million. This agreement is more fully described in Item 7. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its shareholders during the term of the agreement. The agreement has an initial term of approximately 15 years beginning November 11, 1999 and expiring on the date of the expiration of the participation agreement, or August 25, 2014. The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us not to renew the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the SCT and the improvement of our airport operations.

The technical assistance fee for 2000 and 2001 was fixed at U.S.$7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$4.0 million adjusted annually for inflation since August 25, 2000 (measured by the U.S. consumer price index) or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with Mexican GAAP). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a public bidding process involving at least three unrelated parties.

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right (upon consultation with our Nominations and Compensation Committee) to appoint and remove our top-level executive officers, to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014 AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. In addition, shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the shareholders’ meeting of AMP and ultimately at our shareholders’ meetings.

Our bylaws, the participation agreement and the technical assistance agreement also contain certain provisions designed to avoid conflicts of interest between AMP and us, such as approval of certain related party transactions by designated committees.

Our bylaws and certain of the agreements executed in connection with the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since that date, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. After August 25, 2009, AMP may additionally sell in any year up to 20% of its remaining 51% interest in our Series BB shares. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer.

AMP Shares in Bancomext Trust

As required under the participation agreement entered into in connection with the Mexican government’s sale of our Series BB shares to AMP, AMP has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C., or Bancomext. For a description of this trust, see Item 7 hereof.

Pursuant to the terms of the trust, AMP may direct the trustee to vote only shares representing up to 10% of our capital stock. Any shares in excess of 10% are voted by the trustee in accordance with the vote of the majority of Series B shares. The trust does not affect the veto and other special rights granted to the holders of Series BB shares described above.

Global Offering and Establishment of ADR Facility with New York Stock Exchange Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera S.N.C. (“NAFIN”), a Mexican government-owned entity. In February 2006, we conducted an initial public offering to allow NAFIN, to dispose of its 85% interest in us. Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the United States and elsewhere, and NAFIN ceased to be a shareholder. We received no proceeds from this offering. At the same time, we established an American Depositary Receipt facility with the Bank of New York and obtained approval to list our ADSs on the New York Stock Exchange. In addition, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and obtained approval to list our Series B shares on the Mexican Stock Exchange.

BUSINESS OVERVIEW

Our Operations

We operate 12 airports, which serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations, such as Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and a number of mid-sized cities, such as Hermosillo, Leon, Guanajuato, Silao, Morelia, Aguascalientes, Mexicali and Los Mochis. Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 25.6 million according to the Mexican National Institute of Statistics (Instituto Nacional de Estadística, Geografía e Informática). All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Our airports handled approximately 17.5 million and 19.1 million terminal passengers in 2004 and 2005, respectively, which we believe makes us the largest private airport operator in the Americas. As of December 31, 2005 six of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Bureau of Civil Aviation. According to figures of the Mexican Bureau of Civil Aviation, our commercial aviation passenger traffic accounted for approximately 26.4% and 27.8% of all arriving and departing commercial aviation passengers in Mexico in 2004 and 2005, respectively. In 2004, we recorded revenues of Ps. 2,263.3 million and net income of Ps. 400.2 million. In 2005, we recorded revenues of Ps. 2,591.3 million and net income of Ps. 658.8 million.

Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2004 and 2005, ranked as the second busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from California. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2005, handling over 1.5 million total passengers that year, according to the Mexican Bureau of Civil Aviation. Other top-five domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, according to the Mexican Bureau of Civil Aviation.

Mexico and the United States are party to a bilateral aviation agreement, which was last amended on December 12, 2005 (with such amendment published in the Mexican Federal Gazette (Diario Oficial de la Federación) on July 18, 2006). Such amendment increased, from two each to three each, the number of Mexican and U.S. carriers eligible to operate routes between fourteen cities in Mexico and any U.S. city. The amendment had immediate effect for twelve specified cities in Mexico, including the following cities in which we operate: Manzanillo, Puerto Vallarta and San Jose del Cabo (the site of our Los Cabos International Airport). The amendment will take effect with respect to the cities of Monterrey and Guadalajara on October 27, 2007. We believe that our business has benefited from and will continue to benefit from the amendment to the bilateral aviation agreement.

In 2005, the Mexican government awarded four new domestic airline licenses to several new low-cost carriers, one of which (A Volar) is based out of our Tijuana International Airport. These carriers have recently announced the addition of new routes serving our airports, which we anticipate will increase our passenger traffic. During 2006 two more low-cost carriers were licensed to fly, one of which (Alma: Aerolineas Mesoamericanas) is expected to be based at our Guadalajara International Airport.

The following table sets forth the top ten airports in Mexico by number of commercial aviation passengers in 2005.

Principal Mexican Airports by Passenger Traffic

Airport	2005 Commercial Aviation Passengers(1) (in thousands)
Mexico City	23,961
Cancún	9,303
Guadalajara*	5,656
Monterrey	4,654
Tijuana*	3,472
Puerto Vallarta*	2,759
Los Cabos*	2,467
Hermosillo*	1,207
Bajío*	1,115
Merida	1,023

* Indicates airports operated by us.

(1) Excluding general aviation passengers.

Source: Mexican Bureau of Civil Aviation and company data.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which most raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2005, our Guadalajara International Airport and our Tijuana International Airport constituted Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic according to the Mexican Bureau of Civil Aviation. In 2004 and 2005, our Guadalajara International Airport and our Tijuana International Airport together represented approximately 50.2% and 47.7%, respectively, of our terminal passenger traffic and 47.5% and 44.4%, respectively, of our total revenues.

Four of our airports, Puerto Vallarta International Airport, Los Cabos International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s second largest international tourist destination and Los Cabos the third largest in terms of visitors in 2005, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). Puerto Vallarta attracted approximately 2.8 million terminal passengers in 2005, while Los Cabos attracted approximately 2.5 million terminal passengers in 2005. In 2005, our Puerto Vallarta International Airport and our Los Cabos International Airport together represented 27.3% of our terminal passengers and 32.5% of our total revenues.

Mexico was the seventh largest tourist destination in the world in 2004 in terms of international arriving tourists (20.6 million), according to the World Tourism Organization. Within Latin America and the Caribbean, Mexico ranked first in 2004 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy, contributing U.S.$11.8 billion in 2005, according to the World Tourism Organization.

The remaining six airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or the hubs of important agricultural regions (Leon, Morelia and Los Mochis). Of these six airports, Hermosillo International Airport has the greatest passenger traffic volume. In 2005, Hermosillo International Airport accounted for approximately 6.3% of our terminal passenger traffic and 5.1% of our total revenues. In 2005, our six airports serving mid-sized cities (including Hermosillo International Airport) accounted for approximately 21.4% of our terminal passenger traffic and 19.4% of our total revenues.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2003, 2004 and 2005, aeronautical services revenues represented approximately 85.0%, 82.4% and 81.5%, respectively, of our total revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

Our revenues from aeronautical services are derived principally from the charges listed below. Aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

Passenger Charges

We earn a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and we issue invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

Pursuant to our agreement with our principal airline customers signed in 2003 and renewed in March 2005, our principal airline customers are required to pay us no later than 152 days after our invoice delivery date. In 2004 and 2005, on a weighted average basis, we generally have received payment within 91 to 130 days and 81 to 88 days, respectively. The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range).

From April 1999 to January 2000, passenger charges increased by 1% monthly for all domestic passengers departing from any of our 12 airports. In October 2000 passenger charges increased by 5% for domestic passengers departing from our La Paz, Tijuana, Puerto Vallarta, Los Cabos and Los Mochis international airports. In June 2001, both domestic and international passenger charges increased by amounts ranging from 15% to 24% for all passengers departing from our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Bajío, La Paz and Los Mochis international airports. In August 2003 our international passenger charges increased by amounts ranging from 9% to 26%, when we increased the domestic passenger charges in all of our airports, except for the Aguascalientes, Manzanillo, Puerto Vallarta and Los Cabos international airports in exchange for a reduction in our prices for other aeronautical services, pursuant to the agreement reached with our principal airline customers, which expired at year-end 2004. In August 2003, in the case of Puerto Vallarta and Los Cabos, we reduced domestic passenger charges by 12% because we increased international passenger charges by 9% and 18% respectively, pursuant to an agreement signed with our principal airlines customers. In mid-2004, we increased passenger charges by amounts ranging from 3% to 8% for both domestic and international passengers. In March 2005, we renewed an agreement with these customers that expired at year-end 2006. Although the SCT may authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity. As a result, we may not be able to implement increases up to the amount of these maximum rates.

International passenger charges are currently dollar-denominated, but are collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2004 and 2005, passenger charges represented approximately 78.7% and 80.2%, respectively, of our aeronautical services revenues and approximately 64.9% and 65.4%, respectively, of our total revenues. Passenger charges vary at each of our airports and based on the destination of each flight. Passenger charges for international flights are denominated in U.S. dollars and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.

Aircraft Parking, Boarding and Unloading Charges

We collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We collect aircraft parking charges based on the time an aircraft is at an airport’s gate or parking position. Each of these charges varies based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons.

Aircraft Long-Term Parking Charges

We collect charges from our carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Until March 2005, these charges were based on the amount of time each service was used, the number of these services used, the time of day the services were used, the origin and destination of the flight and the nationality of the airline or client. Since April 1, 2005, charges for use of passenger walkways continue to be assessed as described above, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles have been determined based on the number of trips taken between the terminal and the aircraft. Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Bajío international airports.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly.

The Mexican Bureau of Civil Aviation, Mexico’s federal authority on aviation, and the Office of Public Security (Secretaría de Seguridad Pública) issue guidelines for airport security in Mexico. In response to the September 11, 2001 terrorist attacks in the United States, we took additional steps to increase security at our airports. At the request of the Federal Aviation Authority of the United States, the Mexican Bureau of Civil Aviation issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were implemented immediately and for an indefinite period of time.

To comply with these directives, we reinforced our security by:

•	adding security personnel, some of which is contracted with third-party providers;

•	updating and amending our emergency security and contingency plans and the responsibilities of security personnel relating thereto;

•	establishing security supervision committees at each of our airports;

•	increasing the sensitivity and technology of metal detectors and introducing new procedures for x-ray inspection of luggage and screening for explosives;

•	increasing and improving the training of security personnel;

•	coordinating security measures and emergency plans with operators of complementary and commercial services at our airports;

•	implementing a higher-security employee identification system;

•	hiring third-party providers of security equipment installation services;

•	establishing security review procedures at all of our airports; and

•
installing a closed-circuit television security monitoring system at our Guadalajara International Airport, with plans to install similar systems at our Tijuana International Airport and our Puerto Vallarta International Airport.

Several of our airline customers have also contributed to the enhanced security at our airports as they have adopted new procedures and rules issued by the Mexican Bureau of Civil Aviation applicable to airlines. Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers).

Beginning in 2006, we have also assessed a new airport security surcharge, subject to price regulation under our maximum rates, to offset the costs of new baggage screening equipment that we were required to purchase and operate in order to comply with a newly implemented baggage screening process mandated by the Mexican Bureau of Civil Aviation.

Complementary Services

At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services at our airports. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2005, revenues from these access fees represented approximately 1.5% of our total revenues. We currently maintain contracts with nine companies that provide the majority of these complementary services at our 12 airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services. For example, SEAT, which is controlled by Aeromexico and Mexicana through a joint venture, currently provides the majority of the baggage handling services at our airports. If the third parties currently providing these services ceased to do so, we would be required to provide these services or find other third parties to provide such services.

The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) maintains an exclusive contract to sell fuel at all of our airports and we charge the Mexican Airport and Auxiliary Services Agency a nominal access fee. The Mexican Airport and Auxiliary Services Agency in turn is required to purchase all of its fuel from Petróleos Mexicanos, or PEMEX. In the event that the Mexican government privatizes fuel supply activities in the future, the terms of our concessions provide that it will do so through a competitive bidding process.

Leasing of Space to Airlines

In addition, we derive regulated revenues from leasing to airlines space in our airports that is necessary for their operations, such as ticket counters, monitors and back offices.

Cargo Handling

In 2005, our 12 airports handled approximately 144.5 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 72.1% of the cargo handled by our 12 airports in 2005. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

Cargo-related revenues include revenues from the leasing of space in our airports to handling agents and shippers, landing fees for each arriving aircraft carrying cargo and a portion of the revenues derived from other complementary services for each workload unit of cargo. Cargo-related revenues are largely regulated and therefore subject to maximum rates applicable to regulated revenues sources.

Revenues from cargo handling in our airports historically have represented a negligible portion of our total revenues, but we believe that Mexico has significant potential for growth in the volume of cargo transported by air. The SCT estimates that less than 0.1% of the cargo transported in Mexico in 2005 was transported by air, which we believe to be substantially lower than the comparable percentage in many other countries. A substantial portion of cargo originating in the United States and destined for Latin America is currently handled in the Miami and Los Angeles international airports, and we believe that a portion of this cargo could instead be routed more efficiently through our Guadalajara International Airport or our Tijuana International Airport.

The domestic cargo center in our Guadalajara International Airport is not included within the scope of that airport’s concession and is currently operated by a third party under a license from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público). As part of our business strategy, we are planning to develop a new competing international cargo center in our Guadalajara International Airport. To date, we have completed the expansion of related infrastructure in the airport to accommodate increased cargo handling and have built a portion of the cargo center’s infrastructure.

Permanent Ground Transportation

We receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airports’ premises. Our revenues from providers of ground transport services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis, are subject to price regulation.

Non-aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to our total revenues from non-aeronautical services has increased in recent years from approximately 11.4% in 2002 to approximately 18.5% in 2005. (Revenues from non-aeronautical services consisted of approximately 15.0% and 17.6% of our total revenues in 2003 and 2004, respectively.) We estimate that this contribution will continue to increase as we focus on expanding commercial spaces so as to increase our commercial activities inside our terminals. In addition, we are also now focused on developing commercial spaces outside the terminals. Our revenues from non-aeronautical services are principally derived from commercial activities.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system.

Revenues from Commercial Activities

Leading privatized airports typically generate a significant portion of their revenues from commercial activities. An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, its terminal design, the mix of commercial tenants and how fees are charged to businesses operating in the commercial area of the airport. Revenues from commercial activities depend substantially on the percentage of traffic represented by international passengers, who tend to spend greater amounts at our airports, particularly on duty-free items. The contribution to our total revenues of our commercial activities has increased significantly, from approximately 10.8% in 2002 to approximately 17.7% in 2005.

We currently operate the following types of commercial activities in each of our airports:

•
Parking facilities — Our concessions provide us the right to operate the car parking facilities at all of our airports with the exception of our Tijuana International Airport. We indirectly operate the car parking facilities at our Guadalajara International Airport through a third party contracted by us and earn 75% of the revenues from car parking at that airport (in comparison to 100% at the ten other airports where we operate the car parking facilities directly). The parking facilities at our Tijuana International Airport are currently operated by a third-party provider pursuant to a long-term lease granted to the third party by our predecessor prior to the granting of our concessions. In August 2001, we acquired the right to operate the parking facilities at seven of our airports that were previously operated by third-party providers. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking.

•
Leasing of space — Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities such as first class/VIP lounges are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

•
Car rentals — We have recently remodeled the areas used by car rental agencies to which we lease space at our airports and have sought to bring in a greater percentage of internationally-known name-brand car rental providers.

•
Food and beverage services — In recent years we have completed “clean up” projects with respect to our restaurant and bar leases, in order to bring in providers with recognizable brand names more likely to increase consumer traffic in our commercial areas. As of December 31, 2005, we had completed these projects at our Guadalajara, Puerto Vallarta, Los Cabos, Bajío, Aguascalientes, Morelia, Hermosillo, La Paz and Manzanillo international airports. We intend to implement similar projects at all of our airports.

•
Retail stores — In recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Bajío, Tijuana, Manzanillo, Morelia and La Paz international airports. We intend to implement similar projects at all of our airports.

•
Duty-free stores — We currently have duty-free stores at four of our 12 airports. These stores are most lucrative at our Puerto Vallarta, Los Cabos and Guadalajara airports, where we have a greater number of international passengers. Since 2002, we have opened new duty-free stores at our Guadalajara, Los Cabos, Puerto Vallarta and Bajío international airports that are larger and better located than the duty-free stores previously existing at those airports.

•
Advertising — In 2005, we entered into a contract with the leading advertising agency in Mexico, pursuant to which we have developed a greater number of, and more strategically located, billboards and other advertising spaces at our airports.

•
Communications — We have consolidated all of the telephone and Internet service at our airports with one provider. As of December 31, 2005, we were in the process of installing wireless Internet service at six of our airports.

•
Financial services — In recent years we have expanded and modernized the spaces we lease to financial services providers such as currency exchange bureaus, and have additionally improved our contracts with several of the financial services providers at our airports to provide for access fees based on a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•
Ground transportation — Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

•	Time-Share Marketing and Sales — We receive revenues from time-share developers to which we rent space in our airports for the purpose of marketing and sales of time-share units.

Recent Expansion and Development of Commercial Areas

Leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We estimate that, prior to 2002, revenues from commercial activities in our airports generally accounted for less than 12% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we expect aeronautical revenues to continue to represent a substantial majority of our future revenues, we expect that the future growth of our revenues from commercial activities will exceed the growth of our aeronautical revenues. As the main part of our business strategy, since we took over control of our airports, we have made it a priority to increase our revenues from commercial activities in our airports, from a combination of:

In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports so as to increase their exposure to the commercial businesses operating in our airports. In the fisrt half of 2006, we finished our expansions in Puerto Vallarta International Airport and Los Cabos International Airport, adding approximately 1,100 square meters in commercial spaces and in spaces to be leased to time-share developers

We are also continuing to improve our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount, in place of the square-footage-based leases that we have used historically. We estimate that approximately 74% of our agreements for the lease of commercial space that could be contracts that provide royalty-based payments (66% of our total commercial agreements are suitable for royalty-based leasing arrangements based the nature of our tenants’ operations), are now in that system. In 2001, less than 5% of our lease contracts provided for royalty payments.

Prior to 1999, our predecessor entered into several contracts with third-party operators to develop new space and modernize existing space at our 12 airports. Several of these contracts were long-term lease agreements pursuant to which the third-party service provider, in exchange for assuming all risks during the construction and modernization phase of each development project, acquired the exclusive right to operate the new commercial areas once developed. Many of the most lucrative commercial areas within our principal airports were leased by our predecessor to third parties on a long-term basis.

In some cases these long-term leases also gave the third-party operator the right to operate not only commercial activities, but also passenger walkways, transportation and other activities in the commercial areas subject to the lease. We acquired our concessions from our predecessor subject to these long-term lease obligations and have sought to recover the third parties’ lease rights. In recent years we have recovered, by compensating leaseholders for early termination of their leases, several significant leases previously held by third parties who managed our commercial areas and received all revenues from the operations in those areas. We now manage several of those areas directly and have thereby increased our revenues from commercial activities.

At December 31, 2005, there are only two material commercial activities at our airports that remain subject to third-party leases in which we receive nominal or no revenue:

•
Hotel at Guadalajara International Airport. Coco Club was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the following commercial space at our Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure in the airport: the commercial space located in the hallway leading to the gate area for domestic flights, the majority of the commercial space in the gate area itself, the commercial space in the bridge connecting the airport to the airport hotel and the hotel itself.

In September 1998, Coco Club transferred these developed commercial to other third party, but maintained all of the rights associated with the right to operate a hotel at our Guadalajara International Airport for a period of 15 years from March 1993 in exchange for its obligation to construct such hotel. In May 2004, we recovered the right to operate the commercial areas previously operated by the other third party that receives from Coco Club the transferred mention previously. Coco Club has the right to renew the contract and continue operating the hotel for another 15-year period from March 2008.

•
Car parking at Tijuana International Airport. Constructora Comar, S.A. de C.V., or Comar, was granted the right by the Mexican Airport and Auxiliary Services Agency to construct and operate five-floor parking facilities within our Tijuana International Airport until 2006. Pursuant to the terms of our concession to operate the Tijuana International Airport, all improvements made by Comar were to become our property upon expiration of the lease, at no material cost to us.

Domestic passengers represented approximately 60.2% of our terminal passenger traffic in 2005. In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States. We believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers.

Our Airports

In 2005, our airports served a total of approximately 19.1 million terminal passengers. Our two principal airports servicing major metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together accounted for approximately 47.7% of our terminal passenger traffic in 2005. Puerto Vallarta International Airport and Los Cabos International Airport, our main airports servicing the most popular tourist destinations in our group, together accounted for approximately 27.3% of our terminal passenger traffic in 2005. Hermosillo International Airport, our largest airport serving a mid-sized city, accounted for approximately 6.3% of our terminal passenger traffic in 2005. All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

	Year ended December 31,
	2001			2002			2003			2004			2005
	Termina(1)	Transit(2)	Total	Termina(1)	Transit(2)	Total	Termina(1)	Transit(2)	Total	Termina(1)	Transit2)	Total	Termina(1)	Transi(2)	Total
Total passengers:
Guadalajara	5,027,707	807,957	5,835,664	4,689,810	687,262	5,377,072	5,058,124	663,532	5,721,656	5,392,108	650,046	6,042,154	5,656,023	536,921	6,192,944
Tijuana	3,237,274	18,400	3,255,674	3,192,707	36,893	3,229,600	3,452,153	27,496	3,479,649	3,392,024	3,200	3,395,224	3,472,074	3,453	3,475,527
Puerto Vallarta	2,142,826	38,402	2,181,228	2,005,209	23,426	2,028,635	2,045,390	17,171	2,062,561	2,279,369	23,603	2,302,972	2,758,825	16,142	2,774,967
Los Cabos	1,405,652	75,136	1,480,788	1,491,661	67,784	1,559,445	1,609,426	63,161	1,672,587	1,827,168	75,135	1,902,303	2,466,733	62,623	2,529,356
Hermosillo	1,191,696	273,462	1,465,158	1,056,480	283,324	1,339,804	1,097,835	259,373	1,357,208	1,216,885	251,520	1,468,405	1,206,729	201,040	1,407,769
Bajío	967,473	90,057	1,057,530	868,815	95,714	964,529	999,436	71,356	1,070,792	1,045,433	36,926	1,082,359	1,114,939	40,443	1,155,382
Morelia	535,148	74,518	609,666	471,712	72,772	544,484	534,431	50,289	584,720	610,305	25,336	635,641	668,327	25,231	693,558
La Paz	447,272	59,127	506,399	416,120	56,663	472,783	419,416	66,754	486,170	437,584	90,430	528,014	449,799	99,558	549,357
Aguascalientes	326,716	80,043	406,759	343,714	51,078	394,792	356,621	35,398	392,019	364,105	29,521	393,626	353,910	28,507	382,417
Mexicali	415,838	8,342	424,180	388,724	435	389,159	465,085	1,236	466,321	536,560	13,756	550,316	544,987	11,547	556,534
Los Mochis	201,012	104,646	305,658	193,274	106,106	299,380	226,707	116,929	343,636	223,953	123,149	347,102	202,656	89,935	292,591
Manzanillo	250,805	16,803	267,608	175,605	9,355	184,960	179,711	7,795	187,506	190,664	9,408	200,072	240,184	9,275	249,459
Total	16,149,419	1,646,893	17,796,312	1,529,3831	1,490,812	16,784,643	16,444,335	1,380,490	17,824,825	17,516,158	1,332,030	18,848,188	19,135,186	1,124,675	20,259,861

	2001		2002		2003		2004		2005
	Domestic	International	Domestic	International	Domestic	International	Domestic	International	Domestic	International	Total
Terminal departing passengers:
Guadalajara	1,745,014	841,545	1,605,662	793,485	1,743,887	836,435	1,783,691	958,728	1,741,436	1,131,123	2,872,559
Tijuana	1,419,560	7,952	1,434,712	8,489	1,570,630	10,485	1,548,153	9,605	1,580,619	11,978	1,592,597
Puerto Vallarta	223,812	854,619	206,274	800,394	232,721	795,409	250,005	894,755	264,224	1,119,937	1,384,161
Los Cabos	128,858	573,819	150,242	598,079	166,538	638,322	170,851	744,484	206,261	1,028,119	1,234,380
Hermosillo	433,138	78,271	382,522	57,878	401,291	50,663	445,115	64,258	453,781	58,105	511,886
Bajío	294,499	193,066	268,878	162,597	318,043	185,307	308,655	218,223	298,673	264,061	562,734
Morelia	195,863	90,273	172,975	76,087	184,859	92,185	191,489	125,926	183,837	159,696	343,533
La Paz	201,595	28,201	188,520	25,510	191,995	23,291	199,612	23,835	201,262	28,408	229,670
Aguascalientes	139,792	27,102	147,408	29,461	140,604	38,878	128,230	52,181	115,273	59,890	175,163
Mexicali	170,531	1,057	158,714	679	196,083	784	218,672	1,544	214,947	2,255	217,202
Los Mochis	90,435	9,313	88,121	7,603	104,984	8,694	102,797	9,145	91,759	9,389	101,148
Manzanillo	47,276	79,196	36,115	52,385	36,543	53,170	37,434	57,649	56,337	64,059	120,396

Total	5,090,373	2,784,414	4,840,143	2,612,647	5,288,178	2,733,623	5,384,704	3,160,333	5,408,409	3,937,020	9,345,429

	2001		2002		2003		2004		2005
	Domestic	International	Domestic	International	Domestic	International	Domestic	International	Domestic	International	Total
Terminal arriving passengers:
Guadalajara	1,602,397	838,751	1,512,528	778,135	1,693,051	784,751	1,725,340	924,349	1,714,677	1,068,787	2,783,464
Tijuana	1,805,487	4,275	1,742,755	6,751	1,864,475	6,563	1,833,615	651	1,879,102	375	1,879,477
Puerto Vallarta	269,668	794,727	255,598	742,943	281,922	735,338	297,440	837,169	315,388	1,059,276	1,374,664
Los Cabos	127,920	575,055	145,024	598,316	169,284	635,282	182,709	729,124	225,463	1,006,890	1,232,353
Hermosillo	609,938	70,349	548,678	67,402	580,600	65,281	634,552	72,960	636,350	58,493	694,843
Bajío	310,219	169,689	306,171	131,169	350,240	145,846	354,342	164,213	345,517	206,688	552,205
Morelia	151,781	97,231	143,711	78,939	181,907	75,480	191,973	100,917	179,968	144,826	324,794
La Paz	207,355	10,121	193,854	8,236	196,585	7,545	204,559	9,578	208,037	12,092	220,129
Aguascalientes	127,295	32,527	135,252	31,593	141,731	35,408	135,533	48,161	123,116	55,631	178,747
Mexicali	243,161	1,089	228,545	786	267,522	696	315,445	899	326,932	853	327,785
Los Mochis	100,980	284	97,313	237	112,831	198	111,601	410	101,039	469	101,508
Manzanillo	51,390	72,943	40,056	47,049	41,396	48,602	41,731	53,850	60,459	59,329	119,788

Total	5,607,591	2,667,041	5,349,485	2,491,556	5,881,544	2,540,990	6,028,840	2,942,281	6,116,048	3,673,709	9,789,757

(1) Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).

(2) Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2005.

Capacity by Airport(1)

Airport	Peak air traffic movements per hour	Runway capacity(2)	Planned runway capacity(3)
Guadalajara	30	34	39
Tijuana	16	30	30
Puerto Vallarta	21	30	30
Los Cabos	17	21	33
Hermosillo	18	28	28
Bajío	10	23	23
Morelia	6	16	16
La Paz	7	19	19
Aguascalientes	5	22	22
Mexicali	6	18	18
Los Mochis	8	19	19
Manzanillo	5	13	13

(1)	2005 figures.

(2)	Air traffic movements per hour.

(3)	Runway capacity expected upon completion of committed investments under our master development programs from 2005 to 2009.

The following table sets forth the air traffic movements for each of our airports for the years indicated.

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2001	2002	2003	2004	2005
Guadalajara	124,942	118,041	124,063	122,328	124,677
Tijuana	42,862	42,178	43,523	43,584	47,259
Puerto Vallarta	33,234	32,372	32,517	37,116	43,495
Los Cabos	21,981	25,054	26,325	30,750	38,939
Hermosillo	47,824	47,467	44,376	44,200	44,680
Bajío	25,837	25,117	26,154	26,180	29,096
Morelia	18,893	16,996	16,044	16,390	18,166
La Paz	21,051	23,382	20,394	19,598	18,569
Aguascalientes	11,128	11,146	10,475	11,684	11,076
Mexicali	10,761	9,716	10,918	11,640	11,843
Los Mochis	21,066	20,058	20,244	19,116	18,705
Manzanillo	7,366	6,583	7,046	7,782	8,217
Average of all airports	386,945	378,110	382,079	390,368	414,722

(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	Year ended December 31,
	2001	2002	2003	2004	2005
Guadalajara	46.71	45.55	46.12	49.39	49.67
Tijuana	75.96	76.57	79.95	77.90	73.54
Puerto Vallarta	65.63	62.67	63.43	62.05	63.80
Los Cabos	67.37	62.24	63.54	61.86	64.96
Hermosillo	30.64	28.23	30.58	33.22	31.51
Bajío	40.93	38.40	40.94	41.34	39.71
Morelia	32.27	32.04	36.44	38.78	38.18
La Paz	24.06	20.22	23.84	26.94	29.58
Aguascalientes	36.55	35.42	37.42	33.69	34.53
Mexicali	39.42	40.05	42.71	47.28	46.99
Los Mochis	14.51	14.93	16.97	18.16	15.64
Manzanillo	36.33	28.10	26.61	25.71	30.36
Average of all airports	45.99	44.39	46.65	48.28	48.85

 (1) Includes total passengers divided by total air traffic movements.

The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category(1)

	Year ended December 31,
	2001	2002	2003	2004	2005
Commercial aviation	297,747	286,283	289,106	306,160	324,007
Charter aviation	16,753	17,184	18,376	18,988	19,937
General aviation	72,445	74,643	74,597	65,220	70,778
Total	386,945	378,110	382,079	390,368	414,722

(1)	Includes departures and landings for all 12 airports.

Guadalajara International Airport

Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. In 2005, Guadalajara International Airport was the third busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 29.6% of our terminal passenger traffic.

In 2005, a total of 5.7 million terminal passengers were served by Guadalajara International Airport. Of the terminal passengers in 2005, 61.1% were domestic and 38.9% were international passengers. Of the airport’s international passengers, we estimate a significant portion are Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 20 airlines operate at the airport, the principal ones of which are Aeromexico and Mexicana. The principal non-Mexican airlines operating at the airport are Continental Airlines, American Airlines and Delta Airlines. Airlines operating at this airport provide service from this airport to 52 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular. In 2005 and 2006, we entered into agreements with three new low-cost Mexican carriers for the operation of 9 additional routes to and from the airport. In addition, under the amended bilateral aviation agreement between Mexico and the United States, we expect that an additional U.S. carrier will commence service to and from the airport by the end of 2007.

Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 6 million. Guadalajara is Mexico’s second largest city in terms of population as well as the capital of the state of Jalisco, the country’s fourth largest state in terms of population. As a major hub for Mexico’s national highway system, the city of Guadalajara is an important center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is an important agriculture producer, making Guadalajara an important center for agricultural commerce. The state is also a significant contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990s as maquiladora plants moved away from the U.S.-Mexico border seeking lower labor costs and a larger and more diverse labor pool.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and the other with a length of 1,770 meters, as well as a full parallel taxiway. The runway capacity at this airport is currently 38 air traffic movements per hour, although expansion is under consideration by us. The airport also has an instrument landing system (ILS) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 36,132 square meters (389,140 square feet), along with a parking facility with an additional 46,000 square meters (495,100 square feet). The general aviation building has an additional 1,825 square meters (19,640 square feet). The main commercial terminal has 18 gates and 18 remote boarding positions. Of the 18 gates, eight are international and ten are domestic. Of the international gates, three have air bridges, and of the domestic gates, five have air bridges.

Until May 31, 2004, the most lucrative commercial space (consisting of approximately 1,300 square meters) in and leading to the domestic departure area at our Guadalajara International Airport was operated by a third party under a long-term lease scheduled to expire in 2010. On May 31, 2004, we recovered the rights to operate that commercial space as of June 1, 2004. As part of our business strategy, we intend to renovate this area and better integrate it within the other commercial space at the airport. The airport has an onsite hotel operated by a third party from which we derive no revenues.

The existing domestic cargo center at Guadalajara International Airport is not included within the scope of our airport concession and is currently operated by a third party under a license from the Ministry of Finance and Public Credit. As part of our business strategy, we are developing a new competing international cargo center at Guadalajara International Airport. To date, we have completed the expansion of related infrastructure in the airport to accommodate increased cargo handling and have built a portion of the cargo center.

Between 2001 and 2003 we took significant steps to modernize and expand the Guadalajara International Airport in order to improve its operations and image. During this period we expanded the commercial space in this airport by 2,150 square meters in the international gate area. In addition, these steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. In addition, between 2005 and 2009 we expect to complete the expansion of the international baggage claim area and the expansion of the domestic and international gate areas and the international arrival area by a total of 7,067 square meters and to remodel an additional 2,120 square meters in these areas. After the renovations, approximately 2,000 square meters of these areas will be devoted to commercial activities.

Tijuana International Airport

Tijuana International Airport is our second most important airport in terms of passenger traffic and its contribution to revenues, and is our third largest airport in terms of air traffic movements. In 2005, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 18.1% of our terminal passenger traffic. In 2005, revenues from passengers paying passenger charges at our Tijuana International Airport increased by 9.4% as compared to 2004. We believe the increase in passenger traffic volume at Tijuana International Airport has been caused by an increase in passengers using Tijuana International Airport are traveling to and from the United States.

During 2005, Tijuana International Airport served 3.5 million terminal passengers. We estimate that virtually all of the terminal passengers at this airport were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

A total of eleven airlines operate at the airport, the principal ones of which are Aeromexico and Aviacsa. Airlines operating at this airport provide service to 28 destinations. Of these destinations, Mexico City, Guadalajara, Bajío and Morelia are the most popular. In 2005, we entered into agreements with five new low-cost Mexican carriers for the operation of 9 additional national routes to and from the airport, one of which uses the airport as its base of operations. In addition, Aeromexico began flying twice weekly from Tijuana to Tokyo.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the state of Baja California, including such municipalities as Ensenada, Tecate and Rosarito. With a population of approximately 1.5 million according to the Mexican National Population Council (Consejo Nacional de Pablación), Tijuana is the largest city in the state. Currently, in terms of production, the state of Baja California is the second largest maquiladora center in Mexico according to the Mexican National Institute of Statistics.

Tijuana International Airport currently operates 24 hours daily. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for other aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,960 meters and a full parallel taxiway. The runway capacity at this airport is 30 air traffic movements per hour. The airport also has an instrument landing system (ILS) that assists pilots in poor weather. It has 22 gates serving both domestic and international travelers and eight remote boarding positions. Of the 22 gates, ten have air bridges.

We operate commercial space of approximately 2,000 square meters in Tijuana International Airport. On December 12, 2002, we entered into an agreement with Recaro, S.A. de C.V. and Ruber, S.A. de C.V. to recover the right to operate the commercial space in the departure area at our Tijuana International Airport for U.S.$1.5 million. In 2006, approximately 19 thousand metric tons of cargo were transported through the airport.

A portion of the land comprising Tijuana International Airport was expropriated by the Mexican government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 3, Key Information—Risk Factors—Risks Related to Our Operations—Actions by the former holders of land comprising Tijuana International Airport may limit our ability to expand the airport and may disrupt its operations.”

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our third most important airport in terms of passenger traffic and our fourth largest airport in terms of air traffic movements and its contribution to revenues. In 2005, Puerto Vallarta International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 14.4% of our terminal passenger traffic.

In 2005, 2.8 million terminal passengers traveled through Puerto Vallarta International Airport. We estimate that 79% of these terminal passengers were international passengers and 21% were domestic passengers. The airport primarily serves foreign tourists visiting Puerto Vallarta, which is a popular tourist destination in Mexico.

A total of 10 regular and eight charter airlines operate at the airport, the principal ones of which are Alaska, Aeromexico and Mexicana. Airlines operating at this airport provide service to 42 destinations. Of these destinations, Los Angeles and destinations in Canada are the most popular. Pursuant to the amended bilateral aviation agreement between Mexico and the United States, we expect that an additional U.S. carrier will commence service to and from the airport in 2006. We are currently engaged in discussions with a U.S. carrier regarding the addition of two routes between Puerto Vallarta and the United States.

Puerto Vallarta International Airport is located on the Pacific coast in the state of Jalisco. Puerto Vallarta’s tourist attractions include the natural beauty of the Bay of Banderas, the area’s many beaches and abundant marine wildlife. Puerto Vallarta is a mature tourist destination as reflected by Puerto Vallarta International Airport’s stable passenger traffic over the last few years. However, the completion of new resort areas including hotels and golf courses in the areas known as Nuevo Vallarta and Punta Mita is expected to bring more tourists to the area in subsequent years. We believe that a significant portion of the tourists visiting Puerto Vallarta consists of time-share owners who make frequent trips to the area.

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,100 meters as well as a parallel taxiway. The runway capacity at this airport is 30 air traffic movements per hour. This airport has one main commercial terminal, a fixed-base operation, or FBO, terminal and a general aviation building. The airport has seven gates serving domestic and international flights, eight remote boarding positions and three air bridges.

Until May 31, 2004, the right to operate all of the commercial space (comprising approximately 2,500 square meters (26,900 square feet)) and the mini-buses and other vehicles and services, as well as the right to collect access fees from ground transportation providers in the Puerto Vallarta International Airport belonged to a third party pursuant to a long-term lease. On June 1, 2004, we recovered the rights to operate the commercial space and transportation and to collect access fees from providers of ground transportation.

Los Cabos International Airport

Los Cabos International Airport is our fourth most important airport in terms of passenger traffic, and our fifth most important airport in terms of air traffic movements and its contribution to revenues. In 2005, Los Cabos International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 12.9% of our passenger traffic and 16.6% of our total revenues.

Approximately 2.5 million terminal passengers were served by the airport in 2005. Approximately 82.5% of the terminal passengers were international passengers. The airport primarily serves tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along a 30-kilometer stretch of the Baja Peninsula’s Trans-Peninsular highway.

A total of 12 airlines operate at the airport, the principal ones of which are Alaska, American, America West, Aeromexico and Mexicana. Airlines operating at this airport serve 31 destinations. Of these destinations, Los Angeles, Phoenix and Mexico City are the most popular. Pursuant to the amended bilateral aviation agreement between Mexico and the United States, we expect that an additional U.S. carrier will commence service to and from the airport in 2006. We are currently engaged in discussions with three U.S. carriers regarding the addition of four routes between Los Cabos and the United States.

Los Cabos International Airport is located within driving distance of both the city of San Jose del Cabo and the city of Cabo San Lucas, in the state of Baja California Sur. The Los Cabos region has a growing tourist industry according to the Mexican National Institute of Migration, with approximately 742 thousand arriving airline visitors in 2005, up 23.46% from 568 thousand in 2001. Visitors to the area are generally affluent, and include golfers who enjoy world-class courses as well as sport fishing and scuba diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters. According to Mexico’s Ministry of Tourism (Secretaría de Turismo), hotel capacity in Los Cabos reached 5,722 rooms in 2003, 9,841 rooms in 2004 and 10,069 rooms in 2005, with a 67.71% occupancy rate in 2005. A growing percentage of visitors to Los Cabos consists of recurring visitors as the popularity and availability of time-shares in the area has increased over recent years.

Los Cabos International Airport’s standard operating hours are from 7:00 a.m. to 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,000 meters, and a partial parallel taxiway with only one entry point to the runway. The runway capacity at this airport is 21 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals, Terminal 1, which occupies approximately 14,600 square meters (157,200 square feet) and Terminal 3, which occupies approximately 10,600 square meters (114,100 square feet). The airport has eight gates and ten remote boarding positions. In addition, the airport has a general aviation and FBO terminal, Terminal 2, occupying 1,961 square meters. FBOs are specialized, full service operations offered to general aviation aircraft. The services offered to FBO users include refueling, cleaning, and catering.

We operate commercial space of approximately 2,000 square meters in Los Cabos International Airport. In 2005, approximately 24.7% of revenues generated at the Los Cabos International Airport were derived from our commercial business, a percentage that is higher than in any other airport in our group.

Hermosillo International Airport

Hermosillo International Airport is our fifth most important airport in terms of passenger traffic, our third most important airport in terms of air traffic movements and our sixth most important airport in terms of its contribution to revenues. In 2005, Hermosillo International Airport was the eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 6.3% of our terminal passenger traffic.

In 2005, Hermosillo International Airport served approximately 1.2 million terminal passengers, and approximately 90.3% of these terminal passengers were domestic. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 6 airlines operate at the airport, the principal ones of which are Aeromexico, Aerolitoral and Aerocalifornia. Airlines operating at this airport provide service to 19 destinations. Of these destinations, Mexico City, Tijuana and Guadalajara are the most popular. In 2005, we entered into an agreement with a new low-cost Mexican carrier for the operation of additional routes to and from the airport.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately 13 kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 6.7 thousand metric tons of cargo passed through the airport in 2005. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

Hermosillo International Airport operates 14 hours daily between the hours of 6:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other with a length of 1,100 meters. The runway capacity at this airport is 28 air traffic movements per hour. The airport has seven gates and includes both a commercial aviation building and a general aviation building for small private airplanes.

Bajío International Airport

Bajío International Airport is our sixth most important airport in terms of passenger traffic and air traffic movements and our fifth most important airport in terms of its contribution to revenues. In 2005, Bajío International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 5.8% of our terminal passenger traffic.

During 2005, the airport served 1.1 million terminal passengers, 57.8% of which arrived or departed on domestic flights. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight airlines operate at the airport, the principal ones of which are Aeromexico, Mexicana and Aviacsa. Airlines operating at this airport provide service to 17 destinations. Of these destinations, Tijuana, Mexico City and Los Angeles are the most popular. In addition, three low-cost Mexican carriers began operating routes to and from our Bajío airport in 2006.

Bajío International Airport is located in the central state of Guanajuato near the cities of Leon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 4.8 million people according to the Mexican National Population Council and is located in Mexico’s Guanajuato region, best known for its rich colonial history, its agricultural sector and manufacturing industry. General Motors has an assembly plant in Silao, Guanajuato. The local government is developing a “dry dock” or truck loading service terminal near the airport that we believe will increase cargo demand.

Bajío International Airport operates 18 hours daily between the hours of 6:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,500 meters. The runway capacity at this airport is 23 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with six gates and three remote boarding positions. Of the six gates, three have air bridges.

During 2002 and 2003 we expanded the terminal at this airport to add space to the ticket counter and baggage claim areas. In 2004 we added a terminal at this airport, including three passenger walkways.

Morelia International Airport

Morelia International Airport is our seventh most important airport in terms of passenger traffic, our eighth most important in terms of air traffic movements and our seventh most important airport in terms of its contribution to revenues. In 2005, Morelia International Airport was the fifteenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 3.5% of our terminal passenger traffic.

In 2005, the Morelia International Airport served 0.7 million terminal passengers. We estimate that approximately 54.4% of the terminal passengers were domestic passengers. Because the airport’s passengers are predominately domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight airlines operate at the airport, the principal ones of which are Mexicana, Aeromexico, and Aviacsa. Airlines operating at this airport provide service to 11 destinations. Of these destinations, Mexico City, Tijuana, Los Angeles and Chicago are the most popular.

Morelia International Airport serves the city of Morelia and ten other municipalities in the immediate vicinity. The city of Morelia is the capital of the state of Michoacan, which has a population of approximately 4.1 million according to the Mexican National Population Council. Michoacan’s principal industry is agriculture and it has a developing eco-tourism industry (primarily due to the seasonal presence of Monarch butterflies).

Morelia International Airport operates 24 hours a day. Extended hours of operation serve the needs of passengers seeking off-hour, discount flights.

The airport has one runway with a length of 3,400 meters, and a single main terminal building. The runway capacity at this airport is 16 air traffic movements per hour. The airport has two gates and nine remote boarding positions.

Mexicali International Airport

Mexicali International Airport is our eighth most important airport in terms of passenger traffic, our eleventh most important airport in terms of air traffic movements and our ninth most important airport in terms of its contribution to revenues. In 2005, Mexicali International Airport was the twentieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 2.8% of our terminal passenger traffic.

During 2005, Mexicali International Airport served 0.5 million terminal passengers. We estimate that approximately 99.4% of passengers served by this airport in 2005 were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

In 2005, a total of three airlines operated at this airport, which were Mexicana, Aviacsa and Aerolitoral, providing service to 12 destinations. Of these destinations, Hermosillo, Guadalajara and Mexico City were the most popular. In 2006, Azteca Airlines began operating at this airport, bringing the total number of airlines to four. Hermosillo, Guadalajara and Mexico City remained the most popular destinations.

Mexicali International Airport serves the city of Mexicali, in the Mexican state of Baja California, as well as the U.S. cities of Yuma, Arizona and Calexico, California. The city of Mexicali is located along the U.S.-Mexico border approximately 150 kilometers east of Tijuana and 80 kilometers west of Yuma, Arizona. Manufacturing forms the basis of the area’s economy, most notably in the form of maquiladora factories, which have proliferated along the California-Baja California border.

Mexicali International Airport officially operates 12 hours daily between the hours of 6:00 a.m. and 6:00 p.m. However, it is equipped to, and in fact does, operate 24 hours daily. We double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,600 meters in length as well as a main commercial terminal and a smaller general aviation terminal. The runway capacity at this airport is 18 air traffic movements per hour. The main commercial terminal has two gates and four remote boarding areas.

La Paz International Airport

La Paz International Airport is our ninth most important airport in terms of passenger traffic, our eighth most important airport in terms of its contribution to revenues and our seventh most important airport in terms of air traffic movements. In 2005, La Paz International Airport was the twenty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005 it accounted for approximately 2.4% of our terminal passenger traffic.

During 2005, La Paz International Airport served 0.4 million terminal passengers. We estimate that approximately 91.0% of these terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight airlines operate at the airport, including Aeromexico, Aerolitoral, Aerocalifornia, Delta and Alaskan Airlines. Airlines provide service from this airport to 17 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

La Paz International Airport operates 16 hours daily between the hours of 7:00 a.m. and 11:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,500 meters in length and a single main commercial terminal. The runway capacity at this airport is 19 air traffic movements per hour. It also has three gates and seven remote boarding positions (not counting general aviation remote boarding positions).

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. In 2005, Aguascalientes International Airport was the twenty-eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 1.8% of our terminal passenger traffic.

During 2005, the airport served 0.4 million terminal passengers. Of these passengers, we estimate that approximately 67.4% were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four airlines operate at the airport, the principal one of which is Aeromexico. Airlines operating at this airport provide service to five destinations, which are Tijuana, Mexico City, Los Angeles, Dallas and Houston.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

Aguascalientes International Airport operates 12 hours daily between the hours of 7:00 a.m. and 7:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. It has two runways, one measuring 3,000 meters in length and the other (which is closed temporarily) measuring 1,000 meters, and a single main commercial terminal. The runway capacity at this airport is 22 air traffic movements per hour. The airport has three gates and four remote boarding locations.

Los Mochis International Airport

Los Mochis International Airport is our twelfth most important airport in terms of passenger traffic and contribution to revenues and our ninth most important airport in terms of air traffic movements. In 2005, Los Mochis International Airport was the thirtieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 1.1% of our terminal passenger traffic.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. During 2005 the airport served 0.2 million terminal passengers, approximately 95.1% of which were domestic passengers. The area’s sport fishing and hunting attract both Mexican and foreign visitors. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport, including Aeromexico, Aerolitoral and Aerocalifornia. Airlines operating at this airport provide service to 14 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

Los Mochis International Airport operates 14 hours daily between the hours of 7:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,000 meters in length as well as a single main commercial terminal. The runway capacity at this airport is 19 air traffic movements per hour. The airport has three gates and four remote boarding positions.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important airport in terms of air traffic movements, and our eleventh most important airport in term of passenger traffic and contribution to revenues. In 2005, Manzanillo International Airport was the thirty-first busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005, it accounted for approximately 1.3% of both our total and terminal passenger traffic.

During 2005, the airport served 0.2 million terminal passengers. We estimate that approximately 48.6% of these passengers were domestic passengers while 51.4% were international passengers (approximately 35.7% of which were charter passengers).

A total of 11 airlines operate at this airport, of which six - Alaskan Airlines, Continental, Delta, Magnicharters, Aeromar and Westjet - operate on a regular basis. The other five airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City and Monterrey in Mexico, Houston, Los Angeles, Phoenix and Minneapolis in the United States, and Vancouver, Calgary and Toronto in Canada.

Manzanillo International Airport serves the city of Manzanillo and six surrounding municipalities in the small Pacific coastal state of Colima. The city is located on the coast approximately 230 kilometers southeast of Puerto Vallarta and 300 kilometers southwest of Guadalajara. The airport serves primarily tourists visiting coastal resorts in Colima and neighboring Jalisco. In recent years, passenger traffic at the Manzanillo International Airport has risen slowly. Important factors affecting arrivals include tourism promotion in the United States and Canada and investment in hotels and resorts - both in absolute terms and relative to competing tourist centers.

Manzanillo International Airport operates 12 hours daily between the hours of 8:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,200 meters. The runway capacity at this airport is 13 air traffic movements per hour. The airport has four gates and five remote boarding positions.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2005, 17 international airlines (considering all charter airlines as one client since we manage them through a single representative that is our actual client), and 13 Mexican airlines operated flights at our 12 airports. Aeromexico operates the most flights at our airports, with Mexicana providing the second highest number of flights. In 2005, revenues from Aeromexico totaled Ps. 435.3 million (U.S.$40.9 million), of which Ps. 380.9 million (U.S.$35.8 million) was derived from passenger charges, while revenues from Mexicana were Ps. 370.5 million (U.S.$34.8 million), of which Ps. 298.1 million (U.S.$28.0 million) was derived from passenger charges, representing 15% and 12%, respectively, of our total revenues for 2005. In addition to passenger charges, revenues are earned from landing charges, aircraft parking charges and the leasing of space to these airlines.

Aeromexico is owned by the Mexican holding company Consorcio Aeromexico. The Mexican government controls Consorcio Aeromexico through NAFIN and the Institute for the Protection of Bank Savings, a decentralized entity of the Mexican federal government. Although Consorcio Aeromexico seeks to sell its interests in Aeromexico and Aerolitoral, a 2005 auction process did not generate bids acceptable to Consorcio Aeromexico, and the company has since announced that it would resume efforts to sell Aeromexico in 2006. Until recently Consorcio Aeromexico also owned Mexicana and its affiliate Click Mexicana (formerly known as Aerocaribe). On December 20, 2005, Consorcio Aeromexico sold Mexicana and Click Mexicana to Grupo Posadas, S.A de C.V., the largest hotel operator in Mexico. Aeromexico and Mexicana also control other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Servicios de Apoyo en Tierra, or SEAT, a joint venture between Aeromexico and Mexicana. Further information regarding Consorcio Aeromexico and its affiliates may be found in Item 7 hereof.

Aeromexico and Mexicana, along with Aeromar and Aerolitoral, have in the past refused to pay certain increases in our airport service charges. On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce and the SCT pursuant to which we resolved existing disputes with our airlines and established specific prices applicable to those airlines for 2003 and 2004 and a method for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for the years 2005 and 2006.

Complementary Services Customers

Our principal complementary services clients are our two principal providers of baggage handling services, Menzies Aviation and SEAT, which provided Ps. 30.0 million of revenues each in the form of access fees in 2005. Although SEAT is the primary provider of complementary services in our airports, under our agreement with the National Air Transportation Chamber of Commerce described above, we earn only nominal revenues from SEAT.

Our primary catering clients are Comisariato Gotre, S.A. de C.V. and Aerococina, S.A. de C.V., which provided Ps. 5.7 million and Ps. 5.4 million in revenues in the form of access fees, respectively, in 2005.

Principal Non-aeronautical Services Customers

At December 31, 2005, we were party to approximately 650 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty-free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies and tourist information and promotion services. As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are therefore not dependent on a limited number of principal customers. In 2005, our largest commercial customers were Unidad de Diseño y Comunicación, S.A. de C.V. (advertising, Ps. 22.4 million), Operadora Aeroboutiques, S.A. de C.V. (duty-free, Ps. 43.0 million), Teléfonos de México, S.A. de C.V. (public telephones, Ps. 6.5 million), Comercial Ariete, S.A. de C.V. (car rentals, Ps. 7.9 million) and Aerocomidas, S.A. de C.V. (food and beverage, Ps. 9.1 million).

Seasonality

Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions, as well as the other factors discussed above. As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results.

Competition

Excluding our airports servicing tourist destinations, our airports generally are natural monopolies in the geographic areas that they serve and generally do not face significant competition.

However, since our Puerto Vallarta, Los Cabos, La Paz and Manzanillo international airports are substantially dependent on tourists, these airports face competition from competing tourist destinations. We believe that the main competitors to these airports are those airports serving vacation destinations in Mexico, such as Acapulco and Cancún, and abroad such as in Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic, other Caribbean islands and Central America. In addition, the governor of the state of Quintana Roo has announced that the state is interested in developing a competing airport on the Mayan Riviera.

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control. These factors include the general state of the Mexican economy and the attractiveness of other commercial and industrial centers in Mexico that may affect the attractiveness of Guadalajara, Tijuana and other growing industrial centers in our group, such as Hermosillo, Leon, Aguascalientes and Mexicali. In addition, with respect to Puerto Vallarta, Los Cabos, La Paz and Manzanillo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes) and the development of new resorts that may be considered more attractive. There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico’s Pacific and central regions. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 3% of the passenger traffic in these regions.

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

•	the Mexican Airport Law, enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (“Reglamento de la Ley de Aeropuertos”), enacted February 17, 2000;

•	the Mexican Communications Law (“Ley de Vías Generales de Comunicación”), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (“Ley de Aviación Civil”), enacted May 12, 1995;

•	the Mexican Federal Duties Law, revised on an annual basis;

•	the Mexican National Assets Law (“Ley de Bienes Nacionales”), enacted May 20, 2004; and

•	the concessions that entitle our subsidiaries to operate our 12 airports, which were granted on June 29, 1998 and amended on November 15, 1999.

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities. The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, a concession granted by the SCT is required to construct, operate, maintain and develop a public-service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) any private company the principal shareholder of which is a state or municipal government; (ii) concessions granted to operators of private airports (that have operated privately for five or more years) wishing to begin operating their facilities as public-service airports and complying with certain requirements; and (iii) complementary concessions granted to existing concession holders that comply with certain requirements. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand. On June 29, 1998, the SCT granted 12 concessions to operate, maintain and develop the 12 principal airports in Mexico’s Pacific and central regions to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, the process of selling 15% of our capital stock to our strategic shareholder pursuant to the privatization process was conducted through a public bidding process. Each of our concessions was amended on November 15, 1999 in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

On February 17, 2000, the regulations under the Mexican Airport Law were issued. We believe we are currently complying with the material requirements of the Mexican Airport Law and its regulations. Noncompliance with these regulations could result in fines or other sanctions being assessed by the SCT, and are among the violations that could result in termination of a concession if they were to occur three or more times.

On May 20, 2004 a new Mexican National Assets Law was adopted and published in the Mexican Federal Gazette which, among other things, established regulations relating to concessions granted with respect to real property held in the public domain, including the airports that we operate. The new Mexican National Assets Law established new grounds for revocation of concessions for failure to pay applicable taxes, but does not specify which taxed must be paid, including whether certain taxes to municipalities must be paid by a concessionaire.

To the best of our knowledge as of the date hereof, the constitutionality of the new Mexican National Assets Law has not been challenged in Mexico’s court system. If challenged in the future, a court could declare a contested application of a given tax to be void or determine an alternate amount.

Role of the SCT

The SCT is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

•	plan, formulate and establish the policies and programs for the development of the national airport system;

•	construct, administer and operate airports and airport-related services for the public interest;

•	grant, modify and revoke concessions for the operation of airports;

•	establish air transit rules and rules regulating take-off and landing schedules through the Mexican Air Traffic Control Authority;

•	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services, and set forth the minimum operating conditions for airports;

•	establish safety regulations;

•	close airports entirely or partially when safety requirements are not being satisfied;

•	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions;

•	maintain the Mexican aeronautical registry for registrations relating to airports;

•	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the regulations thereunder and the concessions;

•	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder;

•	approve the master development programs prepared by each concession holder every five years;

•	determine each airport’s maximum rates;

•	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport; and

•	perform any other function specified by the Mexican Airport Law.

In addition, under the Mexican Organic Law of the Federal Public Administration (Ley Orgánica de la Administración Pública Federal), the Mexican Airport Law and the Mexican Civil Aviation Law, the SCT is required to provide air traffic control, radio assistance and aeronautical communications at Mexico’s airports. The SCT provides these services through the Mexican Air Traffic Control Authority, which is a division of the SCT. Since 1978, the Mexican air traffic control authority has provided air traffic control for Mexico’s airports.

New Regulatory Agency

The SCT has announced that it intends to establish a new regulatory agency. This new agency is expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. No date for the establishment of this new regulatory agency has been publicly announced.

Concession Fee

Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession fee based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession. Currently, this concession fee is set at a rate of 5% and may be revised annually by the Mexican Congress. Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession fee.

Scope of Concessions

We hold concessions granted to us by the Mexican government to use, operate, maintain and develop 12 airports in the Pacific and central regions of Mexico in accordance with the Mexican Airport Law. As authorized under the Mexican Airport Law, each of the concessions is held by our subsidiaries for an initial 50-year term, each of which terms began on November 1, 1998. This initial term of each of our concessions may be renewed for one or more terms for up to an additional 50 years, subject to the concession holder’s acceptance of any new conditions imposed by the SCT and to its compliance with the terms of its concession. Each of the concessions held by our subsidiary concession holders allows the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the regulations thereunder; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage). These assets are government-owned assets, subject to the Mexican National Assets Law. Upon expiration of a concession, these assets, together with any improvements thereto, automatically revert to the Mexican government.

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law. The security regulations must be implemented in accordance with the requirements set forth in the National Program for Airport Security (Plan Nacional de Seguridad Aeroportuaria). In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for inspecting passengers and their carry-on luggage before they approach the departure gates, and specify that the transporting airline is responsible for the inspection of checked luggage and cargo. If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.

In 2005, the Mexican government adopted a policy that required all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. The new process required the installation of new screening equipment and requires that baggage be checked manually, whether or not the owner of the baggage is present, if the equipment signals the potential presence of prohibited items. Although airlines, rather than holders of airport concessions, are responsible under Mexican law for baggage screening, in order to comply with the new policy we have been required to purchase, install and operate the new equipment and to conduct manual searches as necessary, which could increase our exposure to liability. In addition, the possibility for manual inspections pursuant to the new screening process raises issues concerning the permissibility, under the Mexican constitution, of manual baggage searches, generally, and searches outside the presence of the owners of the baggage, specifically.

The shares of a concession holder and the rights under a concession may be subject to a lien only with the approval of the SCT. No agreement documenting liens approved by the SCT may allow the beneficiary of a pledge to become a concession holder under any circumstances.

A concession holder may not assign any of its rights or obligations under its concession without the authorization of the SCT. The SCT is authorized to consent to an assignment only if the proposed assignee satisfies the requirements to be a concession holder under the Mexican Airport Law, undertakes to comply with the obligations under the relevant concession and agrees to any other conditions that the SCT may require.

General Obligations of Concession Holders

The concessions impose certain obligations on the concession holders, including, among others, (i) the obligation to pay the concession fee described above, (ii) the obligation to deliver concession services in a continuous, public and non-discriminatory manner, (iii) the obligation to maintain the airports in good working condition and (iv) the obligation to make investments with respect to the infrastructure and equipment in accordance with the master development programs and the concessions.

Each concession holder and any third party providing services at an airport is required to carry insurance in specified amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the SCT. To date, the SCT has not specified the required amounts of insurance. We cannot assure you that we will not be required to obtain additional insurance once these amounts are specified.

We and our subsidiary concession holders are jointly and severally liable to the SCT for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the master development programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of the concession held by any one of our subsidiaries, the SCT is entitled to revoke the concessions held by all of our subsidiaries.

Substantially all of the contracts entered into prior to August 25, 1999 by the Mexican Airport and Auxiliary Services Agency with respect to each of our airports were assigned to the relevant concession holder for each airport. As part of this assignment, each concession holder agreed to indemnify the Mexican Airport and Auxiliary Services Agency for any loss suffered by the Mexican Airport and Auxiliary Services Agency due to the concession holder’s breach of its obligations under an assigned agreement.

Classification of Services Provided at Airports

The Mexican Airport Law and the regulations thereunder classify the services that may be rendered at an airport into the following three categories:

•
Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include the following:

•	The use of airport runways, taxiways and aprons for landing, aircraft parking and departure;

•	the use of hangars, passenger walkways, transport buses and car parking facilities;

•	the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids;

•	the general use of terminal space and other infrastructure by aircraft, passengers and cargo; and

•
the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transportation services (such as taxis).

•
Complementary Services. Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator. These services include: ramp and handling services, passenger check-in, aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.

•
Commercial Services. Commercial services are services that are not considered essential to the operation of an airport or aircraft, and include, among other things, retailers, restaurants, banks and advertisers to which we lease space.

A third party rendering airport, complementary or commercial services is required to do so pursuant to a written agreement with the relevant concession holder. We have not entered into any agreement with a third party with respect to the provision of airport services as we provide these services ourselves. All agreements relating to airport or complementary services are required to be approved by the SCT. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers are required to be corporations incorporated under Mexican law.

Airport and complementary services are required to be provided to all users in a uniform and regular manner, without discrimination as to quality, access or price. Concession holders are required to provide airport and complementary services on a priority basis to military aircraft, disaster support aircraft and aircraft experiencing emergencies. Airport and complementary services are required to be provided at no cost to military aircraft and aircraft performing national security activities. The concession holders have not and do not provide complementary services as these services are provided by third parties.

In the event of force majeure, the SCT may impose additional regulations governing the provision of services at airports, but only to the extent necessary to address the force majeure event. The Mexican Airport Law allows the airport administrator appointed by a concession holder to suspend the provision of airport services in the event of force majeure.

A concession holder is also required to allow for a competitive market for complementary services. A concession holder may only limit the number of providers of complementary services in its airport due to space, efficiency and safety considerations. If the number of complementary service providers must be limited due to these considerations, contracts for the provision of complementary services must be awarded through competitive bidding processes.

Master Development Programs

Each concession holder is required to submit to the SCT a master development program describing, among other things, the concession holder’s construction and maintenance plans.

Each master development program is required to be updated every five years and resubmitted for approval to the SCT. Upon such approval, the master development program is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development program or upon approval by the SCT. Information required to be presented in the master development program includes:

•	airport growth and development expectations;

•	15-year projections for air traffic demand (including passenger, cargo and operations);

•	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment;

•	a binding five-year detailed investment program and planned major investments for the following ten years;

•	descriptive airport plans specifying the distinct uses for the corresponding airport areas;

•	any financing sources; and

•	environmental protection measures.

Each concession provides for a 24-month period for the preparation and submission of the concession holder’s master development program, and requires the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards, and to prepare air traffic projections and assess investment requirements. The concession holder must submit a draft of the master development program to an Operating Committee comprised of the airport’s principal users for their review and comments six months prior to its submission for approval to the SCT. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new master development program to the SCT. The SCT may request additional information or clarification as well as seek further comments from airport users. The Ministry of Defense (Secretaría de Defensa Nacional) may also opine on the master development programs.

Any major construction project, renovation or expansion relating to an airport can only be done pursuant to the master development program of the concession holder or with the approval of the SCT. We are required to spend the full amounts set forth in each investment program under our master development programs.

Changes to a master development program including the related investment program require the approval of the SCT, except for emergency repairs and minor works that do not adversely affect an airport’s operations.

In December 2004, the SCT approved the master development programs for each of our subsidiary concession holders for the 2005 to 2009 period. We have determined to allocate a majority of our investments for the 2005-to-2009 period to our five largest airports.

Pursuant to the terms of our concessions, we are required to comply with the investment obligations under our master development programs on a year-by-year basis and the SCT is entitled to review our compliance thereunder (and apply sanctions accordingly) on an annual basis. Although, historically, the SCT has indicated its intent to review our compliance with these obligations on an aggregate five-year basis, we can offer no assurance that it will not choose to review our compliance with our obligations on an annual basis going forward.

Aeronautical Services Regulation

The Mexican Airport Law directs the SCT to establish price regulations for services for which there is no competitive market, as determined by the Mexican Antitrust Commission. In 1999, the Mexican Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the SCT to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports. On November 15, 1999, a new regulation, the Rate Regulation (Regulación Tarifaria), was incorporated within the terms of each of our concessions. This regulation provides a framework for the setting by the SCT of five-year maximum rates.

Regulated Revenues

The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of airport facilities by airlines and passengers and principally consist of a fee for each departing passenger, aircraft landing fees based on an aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from an aircraft to the terminal building and a security charge for each departing passenger.

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the SCT. Under this price regulation system, the SCT establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenues sources. Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo. We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2005, approximately 81.5% of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates.

Our revenues from non-aeronautical services, including revenues that we earn from most commercial activities in our terminals, are not regulated under our maximum-rate price regulation system and are therefore not subject to a ceiling. For a description of how we classify our revenues into aeronautical and non-aeronautical services, see “Item 5, Operating and Financial Review and Prospects—Classification of Revenues.”

Maximum Rates for 2005 through 2009

Each airport’s maximum rate is determined by the SCT based on a general framework established in our concessions. This framework reflects, among other factors, projections of an airport’s revenues, operating costs and capital expenditures, as well as the estimated cost of capital related to regulated services and projected annual efficiency adjustments determined by the SCT. The schedule of maximum rates for each airport is to be established every five years. In December 2004, the SCT set new airport maximum rates for the period from January 1, 2005 through December 31, 2009.

The following tables set forth the maximum rates for each of our airports under the master development programs that went into effect as of January 1, 2005. These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

Current Maximum Rates(1)

	Year ended December 31,
	2005		2006		2007		2008		2009
Guadalajara	Ps.	96.39	Ps.	95.67	Ps.	94.95	Ps.	94.24	Ps.	93.53
Tijuana		76.88		76.30		75.73		75.17		74.61
Puerto Vallarta		117.70		116.82		115.94		115.07		114.20
Los Cabos		122.30		121.38		120.47		119.56		118.67
Hermosillo		83.72		83.08		82.47		81.84		81.24
Bajío		111.05		110.21		109.39		108.57		107.75
Morellia		123.22		122.30		121.38		120.47		119.56
La Paz		110.85		110.02		109.19		108.38		107.57
Aguascalientes		103.08		102.30		101.53		100.77		100.02
Mexicali		90.52		89.84		89.16		88.49		87.83
Los Mochis		105.88		105.09		104.30		103.51		102.74
Manzanillo		116.93		116.05		115.18		114.32		113.46

(1)	Expressed in constant pesos as of December 31, 2005.

Methodology for Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

•
Projections for the following fifteen years of workload units (each of which is equivalent to one terminal passenger or 100 kilograms of cargo), operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation. The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s master development program for the following fifteen years.

•
Projections for the following fifteen years of capital expenditures related to regulated services, based on air traffic forecasts and quality standards for services to be derived from the master development programs.

•
Reference values, which initially were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.

•
A discount rate to be determined by the SCT. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the SCT based on the inherent risk of the airport business in Mexico.

•
An efficiency factor to be determined by the SCT. For the five-year period ending December 31, 2009, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.75%.

Our concessions specify a discounted cash flow formula to be used by the SCT to determine the maximum rates that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. We prepare a proposal to submit to the SCT establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate. The maximum rates ultimately established by the SCT historically have resulted from a negotiation between the SCT and us regarding these variables.

The concessions provide that each airport’s reference values and discount rate and the other variables used in calculating the maximum rates do not in any manner represent an undertaking by the SCT or the Mexican government as to the profitability of any concession holder. Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we are able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five-year period, we are not entitled to any adjustment to compensate for any shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico City. On September 30, 2005, the daily minimum wage in Mexico City was Ps. 46.80. As a result, the maximum penalty at such date could have been Ps. 2.3 million (U.S.$0.2 million) per airport.

Our concessions provide that, during 2000 and 2001, our calculation of workload units (one passenger or 100 kilograms of cargo) would include transit passengers. Beginning January 1, 2002, the SCT established that the calculation of workload units would not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms of cargo.

Special Adjustments to Maximum Rates

Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:

•
Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved.

•
Macroeconomic conditions. A concession holder may request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican gross domestic product in a 12-month period, the workload units processed in the concession holder’s airport are less than those projected when its master development program was approved. To grant an adjustment under these circumstances, the SCT must have already allowed the concession holder to decrease its projected capital improvements under its master development program as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved.

•
Increase in concession fee under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

•
Failure to make required investments or improvements. The SCT annually is entitled to review each concession holder’s compliance with its master development program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development program, the SCT is entitled to decrease the concession holder’s maximum rates and assess penalties.

•
Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the SCT is also entitled to assess penalties against the concession holder.

Ownership Commitments and Restrictions

The concessions require us to retain a 51% direct ownership interest in each of our 12 concession holders throughout the term of these concessions. Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Mexican Antitrust Commission. In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

Air carriers are prohibited under the Mexican Airport Law from controlling or beneficially owning 5% or more of the shares of a holder of an airport concession. We, and each of our subsidiaries, are similarly restricted from owning 5% or more of the shares of any air carrier.

Foreign governments acting in a sovereign capacity are prohibited from owning any direct or indirect equity interest in a holder of an airport concession.

Reporting, Information and Consent Requirements

Concession holders and third parties providing services at airports are required to provide the SCT access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the SCT with any information that it may request. Each concession holder is also required to publish its annual audited consolidated financial statements in a principal Mexican newspaper within the first four months of each year.

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the SCT for such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

•	if a person acquires 35% or more of the shares of a concession holder;

•	if a person has the ability to control the outcome of meetings of the shareholders of a concession holder;

•	if a person has the ability to appoint a majority of the members of the board of directors of a concession holder; and

•	if a person by any other means acquires control of an airport.

Pursuant to the regulations under the Mexican Airport Law, any company acquiring control of a concession holder is deemed to be jointly and severally liable with the concession holder for the performance of the terms and conditions of the concession.

The SCT is required to be notified upon any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the SCT at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.

Penalties and Termination and Revocation of Concessions and Concession Assets

Termination of Concessions

Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

•	the expiration of its term;

•	its surrender by the concession holder;

•	the revocation of the concession by the SCT;

•	the reversion (rescate) of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure);

•	the inability to achieve the purpose of the concession, except in the event of force majeure;

•	the dissolution, liquidation or bankruptcy of the concession holder; or

•	the failure by the concession holder to satisfy the shareholding obligations set forth in the concession.

Following a concession’s termination, the concession holder remains liable for the performance of its obligations during the term of the concession.

Revocation of Concessions

A concession may be revoked by the SCT under certain conditions, including:

•	the failure by a concession holder to operate, maintain and develop an airport pursuant to the terms established in the concession;

•	the failure by a concession holder to maintain insurance as required under the Mexican Airport Law;

•	the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law;

•	any alteration of the nature or condition of an airport’s facilities without the authorization of the SCT;

•
use, with a concession holder’s consent or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican Air Traffic Control Authority, or that is involved in the commission of a felony;

•	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;

•	the failure by the concession holder to pay the Mexican government the airport concession fee;

•	failure to own at least 51% of the capital stock of subsidiary concession holders;

•	violation of the safety regulations established in the Mexican Airport Law and other applicable laws;

•	total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;

•	the failure to maintain an airport’s facilities;

•	the provision of unauthorized services;

•	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;

•	charging prices higher than those registered with the SCT for regulated services or exceeding the applicable maximum rate;

•	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within an airport; or

•	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

The SCT is entitled to revoke a concession without prior notice as a result of the first six events described above. In the case of other violations, a concession may be revoked as a result of a violation only if sanctions have been imposed at least three times with respect to the same violation.

Pursuant to the terms of our concessions, in the event the SCT revokes one of our concessions, it is entitled to revoke all of our concessions.

According to the Mexican National Assets Law, the surface area of our airports and improvements on such space are government-owned assets. A concession concerning government-owned assets may be “rescued”, or revert to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest. In exchange, the Mexican government is required to pay compensation as determined by expert appraisers. Following a declaration of reversion (rescate), the assets that were subject to the concession are automatically returned to the Mexican government.

In the event of war, public disturbances or threats to national security, the Mexican government may assume the operation (requisa) of any airport, airport and complementary services as well as any other airport assets. Such government action may exist only during the duration of the emergency. Except in the case of war, the Mexican federal government is required to compensate all affected parties for any damages or losses suffered as a result of such government action. If the Mexican government and a concession holder cannot agree as to the appropriate amount of damages or losses, the amount of damages must be determined by experts jointly appointed by both parties and the amount of losses must be determined based on the average net income of the concession holder during the previous year.

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. On December 30, 2005, the daily minimum wage in Mexico City was Ps. 46.80. As a result, the maximum penalty at such date was Ps. 9.4 million (U.S.$0.9 million) for an individual failure to comply.

Consequences of Termination or Revocation of a Concession

Upon termination, whether as a result of expiration or revocation, the real estate and fixtures that were the subject of the concession automatically revert to the Mexican government. In addition, upon termination, the Mexican federal government has a preemptive right to acquire all other assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the SCT. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder. If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive. If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser appointed by the Mexican government.

The Mexican Communications Law, however, provides that upon expiration, termination or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government, at no cost, and free of any liens or other encumbrances. There is substantial doubt as to whether the provisions of our concessions would prevail over those of the Mexican Communications Law. Accordingly, there can be no assurance that upon expiration or termination of our concessions the assets used by our subsidiary concession holders to provide services at our airports will not revert to the Mexican government, free of charge, together with government-owned assets and improvements permanently attached thereto.

Grants of New Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. In addition, the government may grant concessions without a public bidding process to the following entities:

•
any person who holds a permit to operate a civil aerodrome and intends to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous five years and (iii) the permit holder complies with all requirements of the concession,

•
a current concession holder when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession,

•	a current concession holder when it is in the public interest for its airport to be relocated,

•	entities in the federal public administration, and

•	commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.

Environmental Regulation

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecologico y Protección Ambiental) (the “General Environmental Law”) and its regulations, which are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and enforced by the Ministry’s enforcement branch, the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) (the “Law on Waste”), which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, (Comisión Nacional del Agua), also a branch of the Ministry of the Environment and Natural Resources.

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, noise control, hazardous waste, environmental audits and natural protected areas. The General Environmental Law also regulates, among other things, vibrations, thermal energy, soil contamination and visual pollution, although the Mexican government has not yet issued enforceable regulation on the majority of these matters. The General Environmental Law also provides that companies that contaminate soils are responsible for their clean-up. Further, according to the Law on Waste, which was enacted in January 2004, owners and/or possessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject. Restrictions on the transfer of contaminated sites also exist. The Law on Waste also regulates the generation, handling and final disposal of hazardous waste.

Pursuant to the National Waters Law, companies that discharge waste waters into national water bodies must comply with, among other requirements, maximum permissible contaminant levels in order to preserve water quality. Periodic reports on water quality must be provided to competent authorities. Liability may result from the contamination of underground waters or recipient water bodies. The use of underground waters is subject to restrictions pursuant to our concessions and the National Waters Commission.

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters. As of December 31, 2005, Mexican Official Norms on soil contamination and waste management were in the process of being developed. Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

The Federal Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws and it also has the power to close non-complying facilities and impose a variety of sanctions. Companies in Mexico are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination. Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Federal Office for the Protection of the Environment and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

Prior to the opening of Mexico’s airports to private investment, the Federal Office for the Protection of the Environment required that environmental audits be performed at each of our airports. Based on the results of these audits, the Federal Office for the Protection of the Environment issued recommendations for improvements and corrective actions to be taken at each of our airports. In connection with the transfer of the management of our airports from our predecessor, we entered into environmental compliance agreements with the Federal Office for the Protection of the Environment on January 1, 1999 and July 12, 2000 pursuant to which we agreed to comply with a specific action plan and adopt specific actions within a determined time frame.

The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits at, and has issued compliance certificates for, all of our airports other than Guadalajara. These certificates, which are known as Environmental Compliance Certificates (Certificados de Cumplimiento Ambiental) certify compliance with applicable Mexican environmental laws, regulations and applicable Mexican Official Norms and must be renewed periodically. In 2007 we must obtain renewals for our airports in Aguascalientes, Morelia, Manzanillo, La Paz and Mexicali. We are in the process of completing the certification process in respect of our Guadalajara airport with the Federal Office for the Protection of the Environment.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 16.c to our audited consolidated financial statements.

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. We expect this trend to continue and expect additional norms to be imposed by the North American Agreement on Environmental Cooperation entered into by Canada, the United States and Mexico in the context of the North American Free Trade Agreement, as well as by other international treaties on environmental matters. We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

ORGANIZATIONAL STRUCTURE

The following table sets forth our subsidiaries as of December 31, 2005.

Name of Company	Jurisdiction of Organization	Percentage Owned	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100	Holds concession for Guadalajara International Airport

Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100	Holds concession for Tijuana International Airport

Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100	Holds concession for Puerto Vallarta International Airport

Aeropuerto de San Jose del Cabo, S.A. de C.V.	Mexico	100	Holds concession for Los Cabos International Airport

Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100	Holds concession for Hermosillo International Airport

Aeropuerto del Bajío, S.A. de C.V.	Mexico	100	Holds concession for Bajío International Airport

Aeropuerto de Morelia, S.A. de C.V.	Mexico	100	Holds concession for Morelia International Airport

Aeropuerto de La Paz, S.A. de C.V.	Mexico	100	Holds concession for La Paz International Airport

Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100	Holds concession for Aguascalientes International Airport

Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100	Holds concession for Mexicali International Airport

Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100	Holds concession for Los Mochis International Airport

Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100	Holds concession for Manzanillo International Airport

Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100	Provider of administrative services to our other subsidiaries

Pacifico Cargo, S.A. de C.V.	Mexico	100	Provider of cargo services at certain of our airports.

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican General Law of National Assets, all real estate and fixtures in our airports are owned by the Mexican government. Each of our concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional 50 years. The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the SCT and our compliance with the terms of our current concessions. Upon expiration of our concessions, these assets automatically revert to the Mexican government, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, except for those caused by normal wear and tear.

Our corporate headquarters are located in Guadalajara, Jalisco. We lease the office space for our corporate headquarters, located on the fifth, sixth, and seventh floors of La Torre Pacifico, from Guadalajara World Trade Center, S.A. de C.V. In addition to our corporate offices in Guadalajara, we also lease office space in Colonia Los Morales, in Mexico City from Racine, S.A. de C.V.

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. We also maintain general liability insurance, but do not maintain business interruption insurance. Among other insurance policies, we carry a Ps. 500 million insurance policy covering damages to our property resulting from certain terrorist acts and a U.S.$20 million policy covering personal and property damages to third parties. We also carry a Ps.1.6 billion insurance policy covering damage to our assets and infrastructure generally.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion is derived from our financial statements, which are included elsewhere in this annual report. This discussion does not include all of the information included in such financial statements. You should read such financial statements to gain a better understanding of our business and our historical results of operations.

Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 22 to our financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Overview

We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The substantial majority of our revenues is derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 81.5% of our total revenues in 2005 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.

We also derive revenues from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at our airports such as the leasing of space to restaurants and retailers. Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the SCT. Thus, our non-aeronautical revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports. While we believe aeronautical revenues will continue to represent a substantial majority of our future total revenues, we anticipate that the future growth of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues.

Passenger and Cargo Volumes

The majority of the passenger traffic volume in our airports is made up of domestic passengers. In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the years indicated.

	Year ended December 31,
	2003		2004		2005
Change in Mexican gross domestic product(1)		1.3%		4.4%		3.0%
Change in INPC(2)		4.0%		5.2%		3.3%
Domestic terminal passengers(3)		11,169.7		11,413.6		11,524.5
International terminal passengers(3)		5,274.6		6,102.6		7,610.7
Total terminal passengers(3)		16,444.3		17,516.2		19,135.2
Cargo units(3)		1,344.7		1,450.0		1,444.9
Total workload units(3)		17,789.0		18,966.2		20,580.1
Change in total terminal passengers(4)				6.5%		9.2%
Change in workload units(4)				6.6%		8.5%
Aeronautical revenues(5)	Ps.	1,685.5	Ps.	1,865.4	Ps.	2,112.9
Change in aeronautical revenues				10.7%		13.3%
Aeronautical revenues per workload unit	Ps.	94.8	Ps.	98.4	Ps.	102.7
Change in aeronautical revenues per workload unit(3)				3.8%		4.4%
Non-aeronautical revenues(5)	Ps.	298.5	Ps.	397.9	Ps.	478.4
Change in non-aeronautical revenues(4)				33.3%		20.2%
Non-aeronautical revenues per terminal passenger	Ps.	18.2	Ps.	22.7	Ps.	25.0
Change in non-aeronautical revenues per terminal passenger (4)				25.1%		10.1%

(1)	In real terms, as reported by the Mexican Central Bank.

(2)	As reported by the Mexican Central Bank.

(3)
In thousands. One cargo unit is equivalent to 100 kilograms of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.

(4)	In each case, as compared to the previous period.

(5)	In millions of constant pesos.

In 2005, we had 19.1 million terminal passengers (11.5 million domestic and 7.6 million international), of which 0.1 million were on general aviation flights, and an additional 1.1 million transit passengers. Approximately half of our transit passengers are handled at Guadalajara International Airport.

Classification of Revenues

We classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Historically, a substantial majority of our revenues have been derived from aeronautical services. For example, in 2003, 2004 and 2005, 85.0%, 82.4% and 81.5%, respectively, of our revenues were derived from aeronautical services and the remainder of our revenues were derived from non-aeronautical services.

Our revenues from aeronautical services are subject to price regulation under the applicable maximum rate at each of our airports, and principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, leasing of space in our airports to airlines (other than first class/VIP lounges and other similar non-essential spaces) and complementary services (i.e., fees from handling and catering providers, permanent ground transportation operators and access fees from fuel providers at our airports).

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential spaces), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as car rental agencies, food and beverage providers and retail and duty-free store operators, as well as advertising and fees collected from other miscellaneous sources, such as vending machines and time-share companies.

For a detailed description of the components of our aeronautical and non-aeronautical revenues categories, see “Item 4, Information on the Company—Business Overview—Our Sources of Revenues.”

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms of cargo) that we may earn at that airport from aeronautical services. See “Item 4, Regulatory Framework—Aeronautical Services Regulation” for a description of our maximum rates and the rate-setting procedures for future periods. The maximum rates for our airports have been determined for each year through December 31, 2009.

The following table sets forth our revenues from aeronautical services for the years indicated.

Aeronautical Revenues

	Year ended December 31,
	2003			2004			2005
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	1,242.9	73.7%	Ps.	1,468.1	78.7%	Ps.	1,695.3	80.2%
Landing charges		136.9	8.1		122.8	6.6		130.5	6.2
Aircraft parking charges		142.6	8.5		104.9	5.6		111.1	5.3
Airport security charges		24.2	1.4		25.7	1.4		29.4	1.4
Passenger walkway charges		23.9	1.4		22.2	1.2		22.8	1.1
Leasing of space to airlines		71.1	4.2		85.1	4.6		83.8	4.0
Revenues from complementary service providers(1)		43.9	2.6		36.7	2.0		39.9	1.8
Total Aeronautical Revenues	Ps.	1,685.5	100.0	Ps.	1,685.4	100.0	Ps.	2,112.9	100.0

Other Information:
Total workload units(2)		17.8			19.0			20.6
Total aeronautical revenues per workload unit	Ps.	94.8		Ps.	98.4		Ps.	102.7
Change in aeronautical revenues						10.7%			13.3%
Change in total aeronautical revenues per workload unit(3)						3.8%			4.4%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.

(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo.

(3)	In each case, as compared to the previous year.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are determined based on various factors, including projections of passenger traffic volumes, capital expenditures estimated under our master development programs, the Mexican Producer Price Index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Under the relevant agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in any future agreements. In 2003, 2004 and 2005, passenger charges represented 73.7%, 78.7% and 80.2%, respectively, of our aeronautical services revenues and 62.7%, 64.9% and 65.4%, respectively, of our total revenues.

Historically, we have set the prices we charge for regulated services at each airport in order to come as close as possible to the maximum rates we are allowed to charge for that airport in any given year, and we expect to continue to pursue this pricing strategy in the future. In December 2004, the SCT established new maximum rates applicable to our airports for the period from January 1, 2005 through December 31, 2009 that are higher than the maximum rates that were applicable to our airports for the prior five-year period. There can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future. For a discussion of risks relating to our ability to set specific prices, see “Item 3, Risk Factors—Risks Related to Our Operations—The principal domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future.”

In prior years, in order to ensure our compliance with the maximum rate at a particular airport when the possibility of exceeding that maximum rate arose, we have taken actions in the latter part of the year, such as reducing our specific prices for aeronautical services and offering discounts or rebates, to ensure our compliance with the applicable maximum rate. In the future, we intend to continue to adjust our rates in the latter part of each year to ensure compliance with our maximum rates.

Revenues from passenger charges have fluctuated in recent periods at our Tijuana International Airport and our Mexicali International Airport, as passengers traveling to the United States have alternated between these airports and between these airports and other alternative airports, such as our Guadalajara, Bajío and Aguascalientes International Airports. In 2004, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport declined by 1.3% and increased by 11.6%, respectively, as compared to 2003. During 2005, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport increased by 2.2% and declined by 1.3%, respectively, as compared to 2004. Passenger traffic volumes at both our Tijuana International Airport and our Mexicali International Airport principally reflect border-crossing volumes near each of these airports. Many of the passengers using our Tijuana International Airport and our Mexicali International Airport are traveling to and from the United States, and delays at the San Diego-Tijuana or the Calexico-Mexicali border crossing have caused travelers to use other routes to enter and leave the United States. We believe many travelers have elected to take direct flights to or from the United States from our Aguascalientes, Bajío and Guadalajara international airports.

The following table sets forth the number of passengers paying passenger charges for the years indicated. We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2003	2004	% change	2005	% change
	(in thousands, except percentages)
Guadalajara	2,433.6	2,551.4	4.8%	2,682.3	5.1%
Tijuana	1,527.7	1,507.1	(1.3)	1,539.7	2.2
Puerto Vallarta	1,003.9	1,115.7	11.1	1,351.1	21.1
Los Cabos	785.6	902.2	14.8	1,218.3	35.0
Hermosillo	334.6	383.7	14.7	416.4	8.5
Bajío	486.6	506.5	4.1	541.9	7.0
Morelia	264.4	303.5	14.8	329.6	8.6
La Paz	202.8	213.3	5.2	214.2	0.4
Aguascalientes	173.9	174.0	0.1	169.2	(2.8)
Mexicali	189.9	212.1	11.6	209.4	(1.3)
Los Mochis	98.8	96.7	(2.2)	87.7	(9.3)
Manzanillo	87.8	92.3	5.1	116.2	25.9
Total	7,589.7	8,058.4	6.2%	8,876.0	10.1%

Non-aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. However, the contribution to our total revenues from non-aeronautical services has increased recently, from 15.0% in 2003 to 18.5% in 2005, reflecting our business strategy of developing our commercial activities. During this period, our non-aeronautical revenues per terminal passenger increased, from Ps. 18.2 in 2003 to Ps. 25.0 in 2005. Our revenues from non-aeronautical services are principally derived from commercial activities. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

The following table sets forth our revenues from non-aeronautical activities for the years indicated.

Non-aeronautical Revenues

	Year ended December 31,
	2003			2004			2005
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Commercial activities:
Car parking charges	Ps.	69.3	23.2	Ps.	90.1	22.6	Ps.	98.7	20.6
Leasing of space (1)		52.3	17.5		76.5	19.2		69.6	14.5
Car rentals		29.8	10.0		37.4	9.4		45.1	9.4
Food and beverage operations		25.9	8.7		33.1	8.3		40.7	8.5
Retail operations		16.5	5.5		32.1	8.1		45.9	9.6
Duty-free operations		17.1	5.7		29.9	7.5		42.5	8.9
Advertising		21.4	7.2		22.9	5.7		24.6	5.1
Communications		8.2	2.8		9.1	2.3		10.2	2.1
Financial services		4.2	1.4		5.0	1.3		5.9	1.2
Time -sharing		17.5	5.8		24.1	6.1		49.1	10.3
Other		19.8	6.6		20.0	5.0		25.5	5.3
Total commercial activities		282.0	94.4		380.2	95.6		457.8	95.7
Recovery of costs(2)		16.5	5.6		17.7	4.4		20.6	4.3
Total Non-aeronautical Revenues	Ps.	298.5	100.0	Ps.	397.9	100.0	Ps.	478.4	100.0

Other Information:
Total terminal passengers(3)		16.4			17.5			19.1
Non-aeronautical revenues per terminal passenger	Ps.	18.2		Ps.	22.7		Ps.	25.0
Change in non-aero-nautical revenues per terminal passenger						25.1%			10.1%
Car parking charges per terminal passenger	Ps.	4.2		Ps.	5.1		Ps.	5.2
Change in car parking charges per terminal passenger(4)						21.9%			2.0%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

(3)	In millions.

(4)	In each case, as compared to the previous year.

The majority of our non-aeronautical revenues is derived from commercial activities such as car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities) and rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as car rental agencies, food and beverage providers and retail and duty-free store operators, as well as advertising and fees collected from other miscellaneous sources, such as vending machines and time-share companies.

Leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We estimate that, prior to 2002, revenues from commercial activities in our airports generally accounted for less than 12% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a substantial majority of our future revenues, we anticipate that the future growth rate of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues. In recent years, non-aeronautical revenues per terminal passenger have increased (from Ps. 18.2 in 2003 to Ps. 25.0 in 2005), while our cost of services per workload unit has remained relatively stable (Ps. 32.6 in 2003, as compared to Ps. 31.6 in 2005), resulting in non-aeronautical services contributing increasingly to our results of operations.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2003		2004			2005
	Amount		Amount		% change	Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	266.3	Ps.	275.8	3.6	Ps.	285.8	3.6
Maintenance		97.7		104.8	7.2		121.9	16.3
Safety, security and insurance		78.9		86.8	10.0		85.1	(2.0)
Utilities		55.2		63.9	15.7		67.0	4.9
Other		82.1		98.9	20.5		91.0	(8.0)
Total cost of services		580.2		630.2	8.6		650.8	3.3
Technical assistance fees		66.7		78.1	17.0		92.4	18.3
Government concession fees		98.4		112.4	14.2		128.7	14.5
Depreciation and amortization:
Depreciation (1)		77.3		97.8	26.6		105.4	7.8
Amortization (2)		459.0		475.3	3.6		511.7	7.6
Total depreciation and amortization		536.3		573.1	6.9		617.1	7.7

Total operating costs	Ps.	1,281.6	Ps.	1,393.8	8.8	Ps.	1,489.0	6.8

Other Information:
Total workload units (3)		17,789.0		18,966.2	6.6		20,580.1	8.5
Cost of services per workload unit	Ps.	32.6	Ps.	33.2	1.9	Ps.	31.6	(4.8)
Cost of services margin (4)		29.2%		27.8%			25.1%

(1)	Reflects depreciation of fixed assets.

(2)	Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo.

(4)	Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses. In recent years, our cost of services per workload unit has remained relatively constant, decreasing modestly from Ps. 32.6 in 2003 to Ps. 31.6 in 2005. This stability in cost of services per workload unit, together with increases in revenues in recent years, has increased our operating margins (defined as income from operations divided by total revenues) from 35.4% in 2003 to 42.5% in 2005.

Technical Assistance Fee and Government Concession Fee

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. The technical assistance fee for each of 2000 and 2001 was fixed at U.S.$7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation since August 25, 2000) and 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with Mexican GAAP).

Beginning November 1, 1998, we became subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession fee to the Mexican government, which is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession fee may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future. If the Mexican federal congress increases the concession fee, we are entitled to request an increase in our maximum rates from the SCT; however, there can be no assurance that the SCT would honor our request.

Depreciation and Amortization

Our depreciation and amortization expenses reflect primarily the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we depreciate the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs. Beginning in October 2004, we changed the amortization rates applicable to our concessions. The effect of this change was an increase of Ps. 32.0 million of amortization expense for the year ended December 31, 2005, as compared to 2004 (due to the fact that the new rates were in effect for all of 2005 and only part of 2004), and an increase Ps. 10.6 million for the year ended December 31, 2004, as compared to 2003 (due to the fact that the rates were in effect for part of 2004, but not in effect during 2003).

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis. Mexican companies are generally required to pay the greater of their income tax liability (determined at a rate of 34% for 2003, 33% for 2004, 30% for 2005, 29% for 2006 and 28% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets including, in our case, our concessions), less the average tax value of certain liabilities. If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In addition, any required payment of asset tax is creditable against the excess of income tax over asset tax of the following ten years.

In 2003, 2004 and 2005, we paid an aggregate of Ps. 209.3 million, Ps. 157.6 million and Ps. 147.2 million, respectively in asset taxes. We recorded a deferred tax asset of Ps. 62.9 million, Ps. 34.8 million and Ps. 61.2 million in 2003, 2004 and 2005, respectively, and we recognized a valuation allowance of Ps. 146.4 million, Ps. 122.8 million and Ps. 86.0 million in 2003, 2004 and 2005, respectively, in our income statement, representing those amounts which we do not expect to recover.

We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Mexican tax law allows Mexican companies utilizing tax amortization rates that are lower than the maximum allowable rates to modify their tax amortization rates every five years, without exceeding the maximum allowable rate. Beginning in 2000, we utilized rates lower than the 15% maximum allowable rate to amortize our airport concessions and rights to use airport facilities for tax purposes. Beginning in October 2004, after the expiration of the five-year period and in order to optimize our effective tax rate and our long-term financial position, we elected to increase the tax amortization rates on our airport concessions and rights to use airport facilities at six of our 12 airports. As a result of the change in tax amortization rates and the increase in pre-tax income attributable to our recovery of commercial space at our Puerto Vallarta International Airport, in 2005 we reversed Ps. 37.7 million in valuation allowance charges and recorded a corresponding increase in our deferred tax asset.

Our effective tax rates in 2003, 2004 and 2005 were 56%, 56% and 41%, respectively. Our relatively high effective tax rate historically has been the result of the valuation allowance we recorded against asset tax amounts that we did not expect to recover. In 2005, our effective tax rate declined, reflecting an increase in our pre-tax income that was not matched by a proportionate increase in our tax provision, principally as a result of a proportionately smaller net increase in the valuation allowance for asset tax, resulting from the benefits derived from the change in amortization rates discussed above. This valuation allowance for recoverable tax on assets is estimated using factors such as historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to adjust our valuation allowance for recoverable tax on assets, resulting in additional income tax expense.

On January 1, 1999, we became subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Effects of Devaluation and Inflation

The following table sets forth, for the years indicated:

•	the percentage that the Mexican peso appreciated or depreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2003	2004	2005
Appreciation (depreciation) of the Mexican peso against the U.S. dollar (1)	(8.1%)	(0.2%)	4.5%
Mexican inflation rate (2)	4.0%	5.2%	3.3%
U.S. inflation rate (3)	1.9%	3.3%	3.4%
Increase (decrease) in Mexican gross domestic product (4)	1.3%	4.4%	3.0%

(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank, at the end of each period, which were as follows: Ps. 11.1998 per U.S. dollar as of December 30, 2003, Ps. 11.2183 per U.S. dollar as of December 30, 2004, and Ps. 10.7109 per U.S. dollar as of December 29, 2005.

(2)	Based on changes in the INPC from the previous period, as reported by the Mexican Central Bank. The INPC at period end was 106.996 in 2003, 112.554 in 2004, and 116.301 in 2005.

(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.

(4)	In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in Mexico in recent years, inflation has not had a material impact on our revenues or results of operations during the past three years. However, the general condition of the Mexican economy, the devaluation of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

•
Depreciation and amortization expense. We restate our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments.

•
Passenger charges. Passenger charges for international passengers are currently denominated in dollars (although invoiced and paid in pesos), while passenger charges for domestic passengers are denominated in pesos. Because Mexican GAAP requires Mexican companies to restate their results of operations for prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been the same or greater in the current period.

•
Comprehensive financing cost. As required by Mexican GAAP, our comprehensive financing cost reflects gains or losses from foreign exchange transactions and gains or losses from monetary position and, as a result, is impacted by both inflation and devaluations.

•
Maximum rates in pesos. Our passenger charges for international passengers are denominated in U.S. dollars, but are invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Our passenger charges from airlines are collected within a maximum period of 152 days following each invoice delivery date. In 2004 and in 2005, on a weighted average basis, we generally have received payment within 91 to 130 days and 81 to 88 days, respectively. The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range). We generally invoice passenger charges on a weekly basis and we record an account receivable for the invoice corresponding to a flight during the month of the actual flight.

Operating Results by Airport

The following table sets forth our results of operations for the years indicated for each of our principal airports.

Airport Operating Results

	Airport Operating Results
	Year ended December 31,
	2003		2004		2005
	(millions of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	565.0	Ps.	623.4	Ps.	665.3
Non-aeronautical services		104.6		138.9		159.0
Total revenues		669.6		762.3		824.3
Operating costs		393.7		416.3		434.5
Costs of services		216.0		230.7		241.8
Depreciation and amortization		177.7		185.6		192.7
Income from operations		275.9		346.0		389.8
Operating margin (1)		41.2%		45.4%		47.3%
Tijuana:
Revenues:
Aeronautical services	Ps.	264.2	Ps.	268.4	Ps.	289.2
Non-aeronautical services		31.0		45.2		37.5
Total revenues		295.2		313.6		326.7
Operating costs		229.1		267.6		252.8
Costs of services		115.3		145.4		128.9
Depreciation and amortization		113.8		122.2		123.9
Income from operations		66.1		46.0		74.0
Operating margin (1)		22.4%		14.6%		22.7%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	223.5	Ps.	269.7	Ps.	337.9
Non-aeronautical services		18.6		51.0		72.9
Total revenues		242.1		320.7		410.8
Operating costs		158.6		176.7		193.5
Costs of services		88.2		100.8		113.7
Depreciation and amortization		70.4		75.9		79.8
Income from operations		83.5		143.9		217.4
Operating margin (1)		34.5%		44.9%		52.9%
Los Cabos:
Revenues:
Aeronautical services	Ps.	208.8	Ps.	242.0	Ps.	314.8
Non-aeronautical services		72.3		81.1		116.5
Total revenues		281.1		323.1		431.3
Operating costs		142.2		147.2		158.1
Costs of services		85.8		90.8		101.1
Depreciation and amortization		56.4		56.4		57.0
Income from operations		138.9		175.9		273.2
Operating margin (1)		49.4%		54.4%		63.4%
Hermosillo:
Revenues:
Aeronautical services	Ps.	92.3	Ps.	103.6	Ps.	109.8
Non-aeronautical services		14.6		18.0		21.5
Total revenues		106.9		121.6		131.3
Operating costs		64.8		71.2		87.0
Costs of services		44.5		47.4		54.5
Depreciation and amortization		20.3		23.8		32.5
Income from operations		42.1		50.4		44.3
Operating margin (1)		39.4%		41.5%		33.7%
Bajío:
Revenues:
Aeronautical services	Ps.	109.3	Ps.	116.7	Ps.	129.7
Non-aeronautical services		19.4		21.3		25.9
Total revenues		128.7		138.0		155.6

	Airport Operating Results
	Year ended December 31,
	2003		2004		2005
	(millions of pesos, except percentages)
Operating costs		74.7		78.3		88.2
Costs of services		46.6		48.1		55.6
Depreciation and amortization		28.1		30.2		32.6
Income from operations		54.0		59.7		67.4
Operating margin (1)		41.9%		43.2%		43.3%
Other:
Revenues:
Aeronautical services	Ps.	222.4	Ps.	241.6	Ps.	266.2
Non-aeronautical services		38.0		42.6		45.1
Total revenues		260.4		284.2		311.3
Operating costs		224.5		241.5		279.9
Costs of services		159.4		166.8		185.9
Depreciation and amortization		65.1		74.7		94.0
Income from operations		35.9		42.7		31.4
Operating margin (1)		13.7%		15.0%		10.1%
Total:
Revenues:
Aeronautical services	Ps.	1,685.5	Ps.	1,865.4	Ps.	2,112.9
Non-aeronautical services		298.5		397.9		478.4
Total revenues		1,984.0		2,263.3		2,591.3
Operating costs		1,287.8		1,399.0		1,494.0
Costs of services		756.0		830.2		881.5
Depreciation and amortization		531.8		568.8		612.5
Income from operations		696.2		864.3		1,097.3
Operating margin (1)		35.1%		38.2%		42.3%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.

(2)	Reflects the results of operations of our airports located in Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo.

Historically, our most profitable airports have been our Los Cabos, Guadalajara and Puerto Vallarta international airports, which handle the majority of our international passengers. We determine profitability per airport by dividing income from operations at each airport by total revenues for that airport. Operating margins at our Tijuana International Airport historically have been lower than at our other airports because the maximum rates applicable to aeronautical services provided at our Tijuana International Airport are lower than those applicable to our other principal airports. In addition, the amortization of our concession relative to the level of revenues is much higher at our Tijuana International Airport than at our other principal airports.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results
	Year ended December 31,
	2003		2004			2005
	Amount		Amount		% change	Amount		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	1685,527	Ps.	1,865,378	10.7%	Ps.	2,112,899	13.3%
Non-aeronautical services		298,515		397,934	33.3		478,416	20.2
Total revenues		1,984,042		2,263,312	14.1		2,591,315	14.5
Operating costs:
Cost of services		580,262		630,203	8.6		650,749	3.3
Technical assistance fees		66,671		78,052	17.1		92,363	18.3
Government concession fees		98,417		112,411	14.2		128,697	14.5
Depreciation and amortization		536,287		573,135	6.9		617,138	7.7
Total operating costs		1,281,637		1,393,801	8.8		1,488,947	6.8
Income from operations		702,405		869,511	23.8		1,102,368	26.8
Net comprehensive financing income (expense)
Interest income, net		64,447		60,325	(6.4)		89,826	48.9
Exchange gain (loss), net		19,107		9,305	(51.3)		(10,810)	(216.2)
Monetary position loss		(59,463)		(83,191)	39.9		(47,161)	(43.3)
Loss from embedded derivatives		0		(1,183)	(100.0)		(20,291)	1,615.2
Net comprehensive financing income (expense)		24,091		(14,744)	(161.2)		11,564	(178.4)
Other expense		(10)		(2,451)	24,410.0		(814)	(66.8)
Income before income taxes, statutory employee profit sharing and cumulative effect of change in accounting principle		726,486		852,316	17.3		1,113,118	30.6
Income tax and statutory employee profit sharing expense		(404,821)		(477,242)	17.9		(454,306)	(4.8)
Cumulative effect of change in accounting principle		0		25,153	100.0		0	(100.0)
Consolidated net income		321,665		400,227	24.4		658,812	64.6
Other operating data (unaudited):
Operating margin (1)		35.4%		38.4%			42.5%
Net margin (2)		16.2%		17.7%			25.4%

(1)	Income from operations divided by total revenues, expressed as a percentage.

(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004

Revenues

Total revenues for 2005 were Ps. 2,591.3 million, 14.5% higher than the Ps. 2,263.3 million recognized in 2004, reflecting increases in both aeronautical services revenues (a 13.3% increase over 2004) and in non-aeronautical services revenues (a 20.2% increase over 2004).

Aeronautical services revenues increased 13.3% from Ps. 1,865.4 million in 2004 to Ps. 2,112.9 million in 2005, principally reflecting a 4.4% increase in our maximum rates (as described under “Item 4, Information on the Company—Regulatory Framework”) and the resulting increase in the specific prices we charge for various aeronautical services under an amended agreement with our principal airline customers, which took effect January 1, 2005. For a description of this agreement, see “Item 4, Information on the Company—Business Overview—Principal Customers.” This increase was also attributable in part to an 8.5% increase in workload units (as defined under, “Item 3, Key Information—Selected Financial Data”), reflecting an increase in passenger traffic. As a result of these factors, aeronautical revenues per workload unit increased 4.4% to Ps. 102.7 per workload unit in 2005 compared to Ps. 98.4 in 2004.

Non-aeronautical services revenue increased 20.2%, from Ps. 397.9 million in 2004 to Ps. 478.4 million in 2005, due in large part to our recovery in May 2004 of the long-term leases to operate commercial space at our Puerto Vallarta International Airport and our Guadalajara International Airport (which contributed to revenue for all 12 months of 2005 as compared to only seven months in 2004). This recovery produced significant increases in revenues from retail operations, duty-free operations, food and beverage operations and car rentals in 2005 as compared to 2004. The increase in non-aeronautical revenues was also attributable in part to an increase in the leasing of commercial space used for marketing and sales of time-share units.

Operating Costs

Cost of Services

Cost of services increased 3.3% in 2005 as compared to 2004, mainly as the result of a 16.3% increase in maintenance. This increase was offset in part by an 8.0% decrease in other costs. The decrease in other cost of services was principally attributable to the provision we recognized for non-recoverable accounts receivable of Ps. 17.3 million, as compared to Ps. 2.5 million in 2005. As a percentage of total revenues, costs of services decreased from 27.8% of revenues in 2004 to 25.1% of revenues in 2005, due primarily to the increase in revenues and the stability of our costs. Cost of services per workload unit decreased 4.8% in 2005 compared to 2004. This change was largely the result of the implementation of improved cost controls, which enabled us to benefit from the increase in workload units.

Technical Assistance Fee and Concession Fee

Our technical assistance fee increased 18.3% to Ps. 92.4 million in 2005, compared to Ps. 78.1 million in 2004, due to increased income from operations in 2005. Our government concession fee increased 14.5% from Ps. 112.4 million in 2004 to Ps. 128.7 million in 2005, reflecting the increase in our revenues in 2005.

Depreciation and Amortization

The 7.7% increase in depreciation and amortization, from Ps. 573.1 million in 2004 to Ps. 617.1 million in 2005, was principally due to a 7.6% increase in amortization expense (from Ps. 475.3 million in 2004 to Ps. 511.7 million in 2005). The higher amortization expense in 2005 reflected the increase in the amortization rate of our concessions effective October 2004 as well as additional amortization related to the rights to operate commercial space at our Puerto Vallarta International Airport and our Guadalajara International Airport recovered from prior leaseholders in May 2004.

Income from Operations

Operating income increased 26.8% to Ps. 1,102.4 million in 2005, as compared to Ps. 869.5 million in 2004. This increase primarily reflected the proportionately larger increase in revenues relative to the increase in our operating costs. Our operating margin increased from 38.4% in 2004 to 42.5% in 2005.

On an airport-by-airport basis, the principal contributors to the increase in operating income in December 31, 2005 were Los Cabos (where operating income increased 55.3% from Ps. 175.9 million to Ps. 273.2 million and operating margin increased 16.4% from 54.4% to 63.3%), Puerto Vallarta (where operating income increased 51.0% from Ps. 143.9 million to Ps. 217.4 million and operating margin increased 17.8% from 44.9% to 52.9%), Tijuana (where operating income increased 60.9% from Ps. 46.0 million to Ps. 74.0 million and operating margin increased 55.5% from 14.6% to 22.7%) and Guadalajara (where operating income increased 12.7% from Ps. 346.0 million to Ps. 389.8 million and operating margin increased 4.2% from 45.4% to 47.3%). In the case of Los Cabos, this increase resulted largely from a 35.0% increase in terminal passenger volumes at that airport; in the case of Puerto Vallarta, the increase was mainly attributable to our recovery in May 2004 of the long-term leases to operate commercial space at that airport, and attributable to a lesser extent to a 21.0% increase in terminal passenger traffic; and, in the case of Tijuana, the increase was attributable principally to the decrease in other costs of services, as described above.

Comprehensive Financing Result

Our net comprehensive financing result for 2005 generated income of Ps. 11.6 million, as compared to an expense of Ps. 14.7 million in 2004. This change resulted primarily from our investment during the first half of 2004 of significant amounts of cash in U.S. dollar-denominated, short-term investments in anticipation of the payment to recover the rights to operate the leases at our Puerto Vallarta International Airport and our Guadalajara International Airport in May 2004, whereas in 2005 we invested our cash in higher-yielding investments. The increase in our comprehensive financial result in 2005 also resulted from lower inflation in 2005, resulting in a lower loss from monetary position in 2005. The decline in our loss from monetary position was partially offset by an exchange loss of Ps.10.8 million in 2005, due to the appreciation of the Mexican peso against U.S. dollar by 8%.

Income Taxes, Statutory Employee Profit Sharing and Asset Tax

The provision for income taxes, statutory employee profit sharing and asset tax decreased 4.8% in 2005, to Ps. 454.4 million from Ps. 477.2 million in 2004, due partly to changes to the amortization rates applicable to our airport concessions for tax purposes. Our effective tax rate decreased from 56.0% in 2004 to 40.8% in 2005, reflecting an increase in our pre-tax income that was not matched by a proportionate increase in our tax provision, principally due to a proportionately smaller net increase in the valuation allowance for asset tax, resulting from the benefits derived from the change in amortization rates.

Net Income

Our consolidated net income increased 64.6% in 2005, to Ps. 658.8 million, from Ps. 400.2 million in 2004, and our net margin increased from 17.7% to 25.4% during this period, reflecting the factors discussed above.

Results of operations for the year ended December 31, 2004 compared to the year ended December 31, 2003

Revenues

Total revenues for 2004 were Ps. 2,263.3 million, 14.1% higher than the Ps. 1,984.0 million recognized in 2003, as a result of increases in both aeronautical and non-aeronautical revenues.

Aeronautical revenues increased 10.7% from 2003 to 2004, due primarily to a 6.6% increase in workload units, which reflected increases in passenger and cargo volume. This increase was also attributable to increases in our maximum rates for 2004 at our Bajío International Airport and our Puerto Vallarta International Airport, which was authorized by the SCT to account for our addition of three passenger walkways at our Bajío International Airport and our recovery of the lease at our Puerto Vallarta International Airport. Aeronautical revenues per workload unit in 2004 increased 3.8% as compared to 2003. In July 2003, we adjusted the specific prices we charge for various aeronautical services pursuant to the agreement we entered into that month with our principal airline customers. Under this agreement, those airlines agreed to increases in passenger charges in exchange for discounts in aircraft landing and parking charges. For a description of this agreement, see “Item 4, Information on the Company—Business Overview—Principal Customers.”

Non-aeronautical revenues increased 33.3% (an increase of 25.1% per terminal passenger) from 2003 to 2004, principally due to (a) the renegotiation in August 2003 of the contract governing the car parking facility at our Guadalajara International Airport (which contributed to a 30.1% increase in car parking revenues), (b) our recovery in May 2004 of the long-term leases to operate commercial space at our Puerto Vallarta International Airport and our Guadalajara International Airport, (c) our earning revenues for a full year from a new advertising agreement entered into in May 2003 covering all of our airports and (d) the change from fixed-fee-based to royalty-based agreements with operators of commercial areas in our terminals.

Operating Costs

Cost of Services

Cost of services increased 8.6% from 2003 to 2004, mainly as a result of increases in various categories of expenses, including other expenses (from Ps. 82.1 million to Ps. 98.9 million), employee costs (from Ps. 266.3 million to Ps. 275.8 million), utilities (from Ps. 55.2 million to Ps. 63.9 million), security, safety and insurance (from Ps. 78.9 million to Ps. 86.8 million) and maintenance (from Ps. 97.7 million to Ps. 104.8 million). The increase in other expenses was attributable primarily to the renegotiation of the contract to operate the parking facility at our Guadalajara International Airport in mid-2003, pursuant to which we now directly earn revenues from users of the facility and pay a fixed fee to the operator of the facility to manage the facility. The increase in other expenses also corresponds to the recognition of an increase of Ps. 17.3 million in the provision for our non-recoverable accounts due to the failure by a third party to pay us amounts due under an agreement to operate the cargo facility at our Tijuana International Airport. In the past, the operator earned revenues from the facility and paid us a royalty. Our safety, security and insurance costs increased primarily due to our addition in July 2003 of terrorism coverage to one of our insurance policies. As a percentage of total revenues, cost of services decreased from 29.2% of revenues in 2003 to 27.8% of revenues in 2004. Cost of services per workload unit increased 1.9% in 2004. The relative stability of cost of services per workload unit generally (other than employee-insurance and other costs) reflected our implementation of aggressive cost control procedures, including more stringent budget controls and audit controls and the implementation of new purchasing policies.

Technical Assistance Fee and Concession Fee

Our technical assistance fee increased 17.1% to Ps. 78.1 million in 2004, as compared to Ps. 66.7 million in 2003, as a result of our improved operating income during 2004. Our government concession fee increased from Ps. 98.4 million in 2003 to Ps. 112.4 million in 2004, reflecting the increase in revenues in 2004.

Depreciation and Amortization

Our 6.9% increase in depreciation and amortization, from Ps. 536.3 million for 2003 to Ps. 573.1 million for 2004, was principally due to additions to fixed assets in 2004 resulting from investments made pursuant to our master development programs. The increase in amortization also reflected a change that we made in October 2004 to the amortization rates applicable to certain of our airports. This change resulted in a Ps. 10.6 million increase in amortization expense in 2004 as compared to 2003.

Income from Operations

Operating income increased 23.8% to Ps. 869.4 million in 2004, as compared to Ps. 702.4 million in 2003. This increase primarily reflected the 14.1% increase in our total revenues in 2004, which was offset in part by the proportionately smaller increase in total operating costs of 8.8%. Our operating margin increased from 35.4% in 2003 to 38.4% in 2004, reflecting the proportionately greater increase in our revenues relative to the increase in our total operating costs.

On an airport-by-airport basis, the principal contributors to the increase in operating income in 2004 were our Guadalajara, Puerto Vallarta and Los Cabos international airports. Operating income at our Tijuana International Airport declined by 30.7% in 2004, as compared to 2003, primarily due to an increase in operating costs at our Tijuana International Airport during 2004 attributable to (a) the failure by a third party to pay us amounts due under an agreement to operate the cargo facility at that airport, (b) increased cost of services associated with increasing the size of the terminal at that airport and (c) the lower specific prices we charged at that airport pursuant to the agreement with our principal airline customers entered into in July 2003.

Comprehensive Financing Result

Our net comprehensive financing result changed in 2004 to an expense of Ps. 14.7 million, as compared to income of Ps. 24.1 million in 2003. This decline resulted primarily from a 39.9% increase in losses from monetary position. In addition, foreign exchange gains declined 51.3% and interest income declined 6.4% in 2004. The increased loss from monetary position was principally the result of a higher net monetary asset position in 2004 (7.8% higher on a weighted average monthly basis) and higher inflation in 2004 (5.2% as compared to 4.0% in 2003). The decline in foreign exchange gains in 2004 resulted primarily from the lower depreciation of the value of the Mexican peso in 2004 (0.2%) as compared to 2003 (8.1%). The decrease in interest income mainly resulted from our allocation of a larger portion of our cash to U.S. dollar investments during the first half of 2004, which bore lower interest rates than the Mexican investments that we made during 2003, in anticipation of purchasing several long-term leases in 2004 and reduced interest income attributable to our shortening of the maturity of our investment portfolio in 2004 due to increased volatility in global financial markets. In 2004, our net comprehensive financing result included an expense of Ps. 1.2 million associated with a net loss from embedded derivatives. See Note 3.k to our audited consolidated financial statements.

Income Taxes, Statutory Employee Profit Sharing and Asset Tax

The provision for income taxes and statutory employee profit sharing and asset tax increased 17.9% in 2004, to Ps. 477.3 million, from Ps. 404.8 million in 2003. This increase was attributable primarily to a decrease made by the Mexican government to our applicable income tax rate (to 28% through 2007), which resulted in a Ps. 63.9 million increase in our deferred income tax expense.

Net Income

Net income increased 24.4% in 2004, to Ps. 400.2 million, from Ps. 321.7 million for 2003, reflecting the factors described above. In 2004, our net income included a credit of Ps. 25.1 million reflecting the cumulative effect on prior years of the application of Bulletin C−10 (regarding embedded derivatives).

Liquidity and Capital Resources

Historically, our operations have been funded through cash flow from operations, and we have not incurred any significant indebtedness. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2003, 2004 and 2005, we used Ps. 278.9 million, Ps. 293.3 million and Ps. 1,052.2 million, respectively, of our cash balances for the payment of dividends. At December 31, 2004 and 2005, we had Ps. 1,228.5 million and Ps. 899.3 million, respectively, of cash and temporary investments. This decrease principally reflected the payment of dividends in May and June of 2005. We believe our working capital and resources expected to be generated from operations will be sufficient to meet our present requirements.

In 2005, we generated Ps. 1,310.4 million from operating activities, as compared to Ps. 1,205.6 million in 2004, principally reflecting our income from operations discussed above after taking into consideration non-cash charges such as depreciation and amortization. Income generated from operations was used to make a dividend payment of Ps. 603 million (constant pesos) on May 4, 2005 and another dividend payment, in the amount of Ps. 449 million (constant pesos), on June 3, 2005, as well as to invest approximately Ps. 581.9 million in machinery and equipment and improvements to our airport facilities.

In 2004, we generated Ps. 1,205.6 million in resources from operating activities, principally reflecting our net income after taking into consideration non-cash charges such as depreciation and amortization and deferred income tax. On June 1, 2004, we paid Ps. 431.2 million (constant pesos) (U.S.$34.4 million at the then-applicable exchange rate), composed of Ps. 423.5 million (constant pesos) in cash and the assumption of liabilities of Ps. 7.7 million (constant pesos), to recover the leases to operate the most lucrative commercial areas in our Guadalajara International Airport and our Puerto Vallarta International Airport in addition to passenger walkways and other sources of aeronautical revenues at our Puerto Vallarta International Airport.

In 2003, we generated Ps. 590.5 million in resources from operating activities, principally reflecting our net income after taking into consideration non-cash charges such as depreciation and amortization and deferred income tax. This result also reflected a Ps. 220.2 million increase in trade accounts receivable attributable to the renegotiation of payment terms related to passenger charges with our principal airline customers in July 2003. Our resources used in financing activities were Ps. 278.9 million, reflecting the payment of dividends. Our resources used in investing activities were Ps. 323.8 million.

On January 25, 2006, we entered into a line of credit with a financial institution, which provides for the issuance of letters of credit up to an aggregate amount of Ps. 300 million in order to guarantee tax amounts claimed by municipal authorities and referred to in Note 16.a to our audited consolidated financial statements. Until the line of credit expires in 2009, our airports will be subject to certain financial covenants thereunder, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as shareholders’ equity less intangible assets (including airport concessions) and reserves for inflationary effects, in each case under Mexican GAAP) of at least Ps. 2,100 million, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letter of credit and (iii) earn consolidated annual EBITDA of at least Ps. 1,000 million. On February 9, 2006, an irrevocable standby letter of credit was issued in respect of the Tijuana tax claim in the amount of Ps. 141.8 million. The standby letter of credit was granted to the bond institution that issued the bond to municipal authorities in Tijuana in response to the encumbrance described in Note 16.a to our audited consolidated financial statements.

Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development program for approval by the SCT every five years. Each master development program includes investment commitments (including capital expenditures and improvements) applicable to us as concession holder for the succeeding five-year period. Once approved by the SCT, these commitments become binding obligations under the terms of our concessions. In December 2004, the SCT approved our master development programs for each of our airports for the 2005-to-2009 period. These 5-year programs will be in effect from January 1, 2005 until December 31, 2009.

The following table sets forth our historical capital expenditures, which reflect our actual expenditures (as compared to our committed investments, which are presented further below), by airport, for the years indicated. The substantial majority of these investments were made under the terms of our master development programs.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2003		2004		2005
	(thousands of pesos)
Guadalajara	Ps.	117,134	Ps.	251,397	Ps.	164,726
Tijuana		106,357		13,974		32,315
Puerto Vallarta		18,545		338,667		137,982
Los Cabos		3,820		2,414		29,428
Hermosillo		7,518		14,298		42,194
Bajío		23,014		40,646		22,237
Morelia		15,801		6,435		34,469
La Paz		19,993		6,676		30,440
Aguascalientes		3,062		18,771		18,366
Mexicali		1,316		27,926		30,536
Los Mochis		1,213		9,040		19,132
Manzanillo		2,015		2,858		16,547
Other		4,001		13,469		9,066
Total	Ps.	323,789	Ps.	746,571	Ps.	587,438

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2003		2004		2005
	(thousands of pesos)
Terminals	Ps.	161,013	Ps.	144,685	Ps.	229,412
Runways and aprons		59,895		80,196		187,239
Acquisition of long-term leases		0		431,189		0
Machinery and equipment		34,477		17,659		62,845
Other		68,404		72,842		107,942
Total	Ps.	323,789	Ps.	746,571	Ps.	587,438

Our capital expenditures from 2003 through 2005 were allocated to the following types of investments at the majority of our airports:

•
Terminals. We remodeled many of the terminals at our airports by expanding departure areas (concourses and lounges), baggage claim areas and arrival areas, by improving lighting systems, adding office space, adding taxi and other ground transportation waiting areas, and by increasing handicap services and remodeling our restrooms.

•
Runways and aprons. We improved the lighting systems on our runways and access roads, expanded our aircraft parking areas, and made improvements and renovations to the fences on the outlying areas of our properties subject to our concessions.

•
Acquisition of long-term leases. We recovered the right to operate commercial space and to collect access fees from certain service providers at our Puerto Vallarta and Guadalajara international airports. These rights were previously scheduled to expire between 2010 and 2011, and include rights to the operation of virtually all of the commercial activities (including stores and office space), as well as passenger taxis and air bridges within at these airports.

•
Machinery and equipment. We invested in machinery and equipment such as fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, moving walkways and public information systems.

•	Other. We installed sewage treatment plants and systems at several of our airports, improved our drainage systems, and installed underground electric wiring systems at several of our airports.

The following table sets forth our estimated committed investments for each airport for 2005 through 2009 under our master development programs. These amounts are based on investment commitments approved by the SCT and have been adjusted by us to take into consideration increases in petroleum and steel prices since the Ministry’s approval. We are required to comply with the investment obligations under these programs on a year-by-year basis. For a discussion of the regulations applicable to our compliance with our master development programs, see “Regulatory Framework—Master Development Programs.”

Estimated Committed Investments by Airport

	Year ended December 31,
	2005		2006		2007		2008		2009
	(thousands of pesos)(1)
Guadalajara	Ps.	221,029	Ps.	162,231	Ps.	182,321	Ps.	156,512	Ps.	26,719
Tijuana		73,242		29,178		24,668		51,270		58,659
Puerto Vallarta		142,267		78,483		62,249		22,812		19,774
Los Cabos		54,501		173,097		88,196		10,486		8,213
Hermosillo		51,656		44,820		14,578		22,912		47,906
Bajío		38,032		21,368		14,563		34,424		29,316
Morelia		43,038		24,714		8,166		10,212		35,389
La Paz		40,906		20,359		9,119		13,903		20,637
Aguascalientes		16,157		9,178		7,794		16,798		29,861
Mexicali		65,763		17,603		14,362		17,573		16,487
Los Mochis		16,308		11,630		8,682		14,687		11,216
Manzanillo		34,888		25,214		11,917		10,807		16,027
Total	Ps.	797,786	Ps.	617,876	Ps.	446,615	Ps.	382,397	Ps.	320,204

(1)
Figures expressed in constant pesos as of December 31, 2004 based on the Mexican production, merchandise and construction price index (Índice Nacional de Precios a la Producción, Mercancias y Servicios Finales, Sector Secundario Construcción), which is the index that the SCT directed us to apply in restating those values. We have submitted a formal request to the SCT seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican Producer Price Index. Should the SCT approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.

The following table sets forth our estimated committed investments for 2005 through 2009 by type of investment:

Estimated Committed Investments by Type

	Year ended December 31,
	2005		2006		2007		2008		2009
	(thousands of pesos)(1)

Terminals	Ps.	172,537	Ps.	97,013	Ps.	138,837	Ps.	122,186	Ps.	42,277
Runways and aprons		154,424		346,021		169,043		149,032		180,045
Machinery and equipment		52,483		36,853		11,562		11,011		8,387
Baggage screening systems—initial investments		333,224		0		0		0		0
Baggage screening system—additional investments		20,358		64,042		64,042		64,042		64,042
Other		64,761		73,947		63,131		36,126		25,453
Total	Ps.	797,786	Ps.	617,876	Ps.	446,615	Ps.	382,397	Ps.	320,204

(1)
Figures expressed in constant pesos as of Decemeber 31, 2004 based on the Mexican production, merchandise and construction price index (Ídice Nacional de Precios a la Producción, Mercancias y Servicios Finales, Sector Secundario Construcción), which is the index that the SCT directed us to apply in restating those values. We have submitted a formal request to the SCT seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican Producer Price Index. Should the SCT approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.

Differences between estimated committed investments for 2005 under our master development programs and actual 2005 capital expenditures reflect differences between estimated and actual costs and some differences between planned and actual projects (while maintaining at all times compliance with the master development programs).

We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations, although we may incur indebtedness from time to time. We expect to allocate a majority of our investments for the period 2005 through 2009 to our five largest airports. In particular, a portion of our investments will be dedicated to expanding and remodeling the terminals where we recently acquired the rights to exploit certain commercial areas from former holders of long-term leases at our Guadalajara and Puerto Vallarta international airports.

In 2005, the Mexican government adopted a policy that required all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. The new policy required the installation of new screening equipment. As of December 31, 2005, we anticipated that the Federal Government would permit us to offset the cost of acquiring any required new screening equipment through increases in our maximum rates. However, we could be required to undertake significant capital expenditures (as well as ongoing expenses) to comply with the new policy.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in Mexico. As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements and (iii) certain reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. Our significant accounting policies are described in Note 3 to our audited consolidated financial statements.

We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Recoverable Income Tax

As part of a tax planning strategy that we implemented in 2002 following the recommendation of our tax advisors, we recorded a recoverable income tax asset in the amount of Ps. 76.9 million (nominal pesos) as of December 31, 2002 in our financial statements as permitted by Mexican GAAP for the recovery of income taxes paid on the distribution of dividends. In July 2003, we requested that the Mexican tax authorities confirm the criteria under which we are claiming this refund and this request was rejected. We have since initiated proceedings before the Mexican Tax Court seeking to have our refund claims adjudicated in our favor. For a further discussion of this asset, see Note 14 to our audited consolidated financial statements. Although this receivable may be recognized under Mexican GAAP, under U.S. GAAP the recoverable income tax asset is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

In the case of our Tijuana International Airport, the Mexican tax authorities fined us Ps. 19.1 million (nominal pesos) in May 2005 based on a finding that our refund request relating to this airport is unfounded. We paid the fine in order to obtain a discount on the fine (which was reduced to Ps. 11.4 million) and avoid accruing interest and inflation adjustments while we contest the fine. If we are successful in having the fine annulled, we will recover the amount of the fine plus interest and inflation adjustments. We have recorded the expected refund of the fine as an asset in our financial statements for the year ended December 31, 2005, as we do not believe there is any legal basis for the fine. Although this receivable may be recognized under Mexican GAAP, under U.S. GAAP, this asset is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

In the case of the Aguascalientes airport, the Mexican tax authorities requested additional documentation to allow them to evaluate our position. Subsequently, we obtained a judicial annulment of the request for documentation and a court order to the tax authorities to reach a final determination regarding our claimed refund. In November 2005, without commenting on the merits of our position, the Mexican tax authorities sent us a refund in the amount of Ps. 5.3 million.

In the case of the La Paz airport, on March 29, 2006 the Mexican Tax Court ruled against us in our suit against the Mexican tax authorities. We are unable to appeal this ruling and accordingly reversed our recoverable income tax asset in respect of the La Paz airport in the amount of Ps. 5.1 million (nominal pesos) in June 2006.

There can be no assurance that we will be successful in our claims with respect to the tax refund. If these claims are not decided in our favor, we may be required to write off the remaining asset we have recorded in respect of the anticipated refund, as well as any related fines we have paid. At December 31, 2005, the aggregate amount of these assets was approximately Ps. 83.5 million (nominal pesos).

Income Taxes

In conformity with Bulletin D-4, Accounting for Income Tax, Asset Tax and Statutory Employee Profit Sharing, of Mexican GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2005, we recorded, within the long-term deferred income tax asset, an estimated amount of recoverable asset tax paid, based on financial projections that show that we will recover, within the permitted 10-year recovery period, the excess of asset tax over income tax relating to our Bajío, Guadalajara, Hermosillo and Los Cabos International Airports. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. In 2005, we elected to modify our fiscal amortization rates on our airport concessions and rights to use airport facilities, increasing the rate at eight of our 12 airports. As a result of the change in tax amortization rates as well as based on estimated projections of future taxable income, we reversed our valuation allowance related to recoverable asset tax paid at two additional airports, our Puerto Vallarta International Airport and our Morelia International Airport, for an aggregate of Ps. 50.1 million (nominal pesos) and recorded an additional reserve at the Hermosillo International Airport for Ps. 21.1 million (nominal pesos). If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in additional income tax expense.

Impairment in the Value of Long-Lived Assets

We must test for impairment when indicators of potential impairment in the carrying amount of our tangible long-lived assets in use exist, unless there is conclusive evidence that the indicators of impairment are temporary. Additionally, with respect to our intangible assets related to the concession and rights to use airport facilities, given their prolonged life, we are required to test for impairment on an annual basis. An impairment is recorded when the carrying amount of the long-lived tangible or intangible asset exceeds the greater of the present value of future net cash flows provided by the assets on the net sales price upon disposal. Present value of future net cash flows is based on management’s projections of future operations, discounted using current interest rates. We have considered the consolidated entity as the independent cash generating unit on which we perform our impairment analysis. We believe this to be appropriate as we do not have the ability to close operations at any single of the airports under concession, and must operate all 12 airports regardless of their individual results based on the terms of the concession agreement. Our evaluations throughout the year and up to the date of this filing did not reveal any impairment of tangible and intangible long-lived assets. We can give no assurance that our evaluations will not change as a result of new information or developments which may change our future projections of net cash flows or the related discount rates and result in future impairment charges.

Principal Differences Between Mexican GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 22 to our audited consolidated financial statements for a discussion of these differences. Consolidated net income (loss) under U.S. GAAP was Ps. 530.3 million, (Ps. 119.7) million and Ps. 888.6 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are the treatment of our investments in our concessions and the rights to use our airport facilities, the recognition of the fair value of embedded derivatives, the treatment of AMP’s portion of shares held in trust, which are forfeitable, and the deferred income tax effects generated by these adjustments. Each of these differences affects both consolidated net income and shareholders’ equity.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2005.

	Payments due by period
Contractual Obligations	Total		Less than 1 year(4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Master Development Programs (1)	Ps.	1,767.1	Ps.	617.9	Ps.	1,149.2	Ps.	N/A	(5)	Ps.	N/A	(5)
Purchase Obligations (2)		641.3		56.8		190.1		223.4			171.0
Operating Lease Obligations (3)		22.7		4.1		11.9		6.7			0.0

Total	Ps.	2,431.1	Ps.	678.8	Ps.	1,351.2	Ps.	230.1		Ps.	171.0

(1)
Figures expressed in constant pesos as of December 31, 2004 based on the Mexican production, merchandise and construction price index (Índice Nacional de Precios a la Producción, Mercancias y Servicios Finales, Sector Secundario Construcción), which is the index that the SCT directed us to apply in restating those values. We have submitted a formal request to the SCT seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the general Mexican Producer Price Index. Should the SCT approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.

(2)
Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement, assuming an average exchange rate of Ps. 13.65 per U.S. dollar and an annual U.S. inflation rate of 2.7%. The amount ultimately to be paid in any year will depend on our profitability.

(3)	Includes leasing of buildings and vehicles.

(4)	Amount for less than one year corresponds to obligations for the remainder of 2006.

(5)	In the fifth year of the master development programs, a negotiation will take place with the SCT to determine the new master development program commitments for the subsequent five-year period.

New Accounting Pronouncements

Mexican GAAP

As of May 31, 2004, the Mexican Institute of Public Accountants, or IMCP, formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing Mexican GAAP bulletins and circulars issued by the IMCP became the responsibility of the CINIF, which subsequently changed the terminology referring to the body of Mexican accounting principles to “Normas de Información Financiera” (Mexican Financial Reporting Standards, or Mexican FRSs, with bulletins thereunder denominated “NIFs”), and determined that Mexican FRSs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new Mexican FRS; and (iv) International Financial Reporting Standards (IFRSs) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF consists of eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP Series-A bulletins.

The new NIFs are as follows:

NIF A-1 Structure of Financial Reporting Standards
NIF A-2 Fundamental Principles
NIF A-3 Users’ Needs and Financial Statement Objectives
NIF A-4 Qualitative Characteristics of Financial Statements
NIF A-5 Basic Elements of Financial Statements
NIF A-6 Recognition and Valuation
NIF A-7 Presentation and Disclosure
NIF A-8 Supplementary Standards to Mexican GAAP
NIF B-1 Accounting Changes

The most significant changes established by these standards are as follows:

•  In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•  NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•  NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

•  NIF B-1 establishes that changes in particular standards, reclassifications and corrections of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

As of December 31, 2006, the adoption of these standards has not had a material effect on our consolidated financial information.

U.S. GAAP

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payments. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123(R) will be effective for our fiscal year ending December 31, 2006. We do not believe the effect of the future adoption of SFAS No. 123(R) will have a material impact on its financial position, results of operations or cash flows.

In December 2004, FASB issued SFAS No. 153, Exchange of Nonmonetary Assets—an amendment of APB Opinion No. 29, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring after January 1, 2006. We do not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. “Retrospective application” is defined as the application of a different accounting principle to prior accounting periods as if that principle had always been used and “restatement” is redefined as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt the provisions of SFAS No. 154, as applicable, beginning January 1, 2006 and do not anticipate that the adoption of this standard will have a material effect on our consolidated financial position, results of operations or cash flows.

At the September 29 and 30, 2004 and November 17 and 18, 2004 Emerging Issues Task Force (“EITF” or the “Task Force”) meetings, the Task Force discussed EITF 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds. EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that the operating segments have similar economic characteristics and share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 should be applied for fiscal years ending after September 15, 2005. We do not anticipate that the application of this consensus will affect the presentation or aggregation of our operating segments.

Item 6. Directors, Senior Management and Employees

Directors

The board of directors is responsible for the management of our business. Pursuant to our bylaws, our board of directors generally must consist of 11 members. Under Mexican law, at least 25 percent of our directors must be independent (as determined by our shareholders at each annual general meeting in applying the provisions of our bylaws and relevant Mexican and other law). Currently, the board of directors consists of 11 directors.

Our bylaws provide that the holders of Series BB shares are entitled to elect four members to the board of directors and their alternates. Our remaining directors are elected by the holders of our Series B shares (who do not elect alternates). Under our bylaws, each shareholder or group of shareholders owning at least 10% of our capital stock in the form of Series B shares is entitled to elect one member to the board of directors. The other directors to be elected by the holders of our Series B shares are elected by majority vote of all holders of Series B shares present at the shareholders’ meeting.

The following table lists the title, date of appointment, age and alternate of each of our current directors.

Name	Title	Director since	Age	Alternate
Eduardo Sanchez Navarro Redo*	Chairman and Director	February 7, 2006	61	Laura Diez Barroso Azcárraga
Demetrio Ullastres Llorente*	Director	November 27, 2002	62	Manuel García Buey
Carlos Laviada Ocejo*	Director	February 7, 2006	60	Vicente Alonso Diego
Javier Marin San Andres*	Director	August 1, 2001	48	Rodrigo Marabini Ruiz
Francisco Glennie y Graue	Director	February 7, 2006	58	—
Francisco Javier Fernandez Carvajal	Director	April 27, 2005	51	—
Jose Manuel Rincón Gallardo Purón	Director	February 7, 2006	64	—
Sergio Paliza Valdez	Director	May 25, 2006	71	—
Ernesto Vega Velasco	Director	May 25, 2006	69	—
Henry R. Davis Signoret	Director	October 27, 2006	66	—
Alfonso Pasquel Barcenas	Director	April 19, 2007	60	—

* Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.

Eduardo Sanchez Navarro Redo. Mr. Eduardo Sanchez Navarro Redo is the chairman of our board of directors and has been a director since 2006. He is currently also the chairman of AMP. He is also the chairman of Grupo Questro, a real estate investment group with substantial holdings in Los Cabos, including luxury resorts and residential developments such as Cabo Real, Club Campestre San Jose and Puerto Los Cabos, as well as Club de Golf Bosques in Mexico City. Since 1986, Mr. Sanchez Navarro Redo has been the Vice President of Grupo Embotelladoras Unidas, the second largest Pepsi bottling group in Mexico. He is also the current President of the Asociacion de Inversionistas en Hoteles y Empresas Turisticas, a member of the National Tourism Business Counsel, a member of the Counsel for Promotion of Mexican Tourism, a member of the Sustainable Northeast Counsel and founder of the Coordinating Counsel of Los Cabos.

Demetrio Ullastres Llorente. Mr. Demetrio Ullastres Llorente is a member of our board of directors and has been since 2002. Since 2004 he has been the president of the Service and Concessions Division of ACS. He received his Bachelor’s of Arts as a transportation engineer from the Colegio del Pilar in Madrid, Spain and has since worked in various capacities at Dragados in Cadiz, including, most recently, president of Dragados Industrial and president of Dragados Works and Projects. In 2001, he was named the General Director of Grupo Dragados, responsible for the areas of construction and concessions. In 2002, he was awarded a medal of Professional Merit by the Colegio de Ingenieros de Caminos, Canales y Puertos.

Carlos Laviada Ocejo. Mr. Carlos Laviada Ocejo is a member of our board of directors and has been since 2006. He also serves as a member of the board of directors of Toyota México Dealers, A.C. He is a distributor of Volkswagen automobiles and automotive glass in Mexico City. He has also developed several projects in the real estate sector in Mexico. He has formerly served on the boards of directors of Editorial Televisa and Grupo Financiero Bital. He holds an undergraduate degree in business administration from La Salle University and an MBA from the University of Southern California, Los Angeles.

Javier Marin San Andres. Mr. Javier Marin San Andres is a member of our board of directors and has been since 2001. He is currently a director of Aeropuertos Españoles y Navegación Aérea and is in charge of the management and development of the airport network in Spain. He is also a member of the board of directors of Centro Logisticos Aeroportuarios S.A. (serving as Vice President) and Ingenieria y Economia del Transporte, S.A., as well as several Mexican companies, including Aeropuertos Mexicanos del Pacifico, S.A. as well as Colombian companies such as Aeropuertos del Caribe, S.A., Sociedad Aeroportuaria de la Costa, S.A., Aerocali, S.A. and Compañía de Extinción General de Incendios, S.A. In 1999, he was appointed Chief Executive Officer and General Director of Aeropuertos Españoles y Navegación Aérea, which he joined in 1991 and at which he served in various executive capacities until his appointment from 1993 to 1996 as General Director of Air Navigation and in 1997 as Director of Corporate Development, responsible for strategic planning the initial international development of AENA as an airport operator. He has also served as the General Direction of Civil Aviation at the Universidad Politecnica de Madrid, in the Experimental Center of the Eurocontrol Organization in Paris, as well as in the Indra Corporation Group. He holds a degree in Aeronautic Engineering from the Universidad Politecnica de Madrid and has a degree in Finance and Economics Management from the Chamber of Commerce in Madrid and a graduate degree in management from the IESE, Universidad de Navarra.

Francisco Glennie y Graue. Mr. Francisco Glennie y Graue is a member of our board of directors and has been since 2006. He has served previously as an alternate member of our board of directors and as a member of our audit committee. Since 2003, he has been affiliated with Challenger, Gray and Christmas, a U.S. human resources consulting firm, as its representative in Mexico City following several years as an independent executive search consultant. He had previously served as vice-president of human resources for Pepsi Cola in Mexico and as the director of human resources for the Latin America region of Frito Lay. Mr. Glennie y Graue has also served in human resources positions of increasing seniority at such companies as Unilever and Sabritas, one of Mexico’s leading snack food companies, following several years in various human resources positions at Ford Motor Company. Mr. Glennie y Graue obtained his B.A. in industrial relations at the Universidad Iberoamericana in Mexico City and has completed the Senior Management Program at the Instituto Panamericano de Alta Direccion de Empresa in Mexico City.

Francisco Javier Fernandez Carbajal. Mr. Francisco Javier Fernandez Carbajal is a member of our board of directors and has been since April 27, 2005. Since 2002 he has served as a consultant for public and private investment transactions including mergers, acquisitions, strategic joint ventures and debt and equity issuances, and his experience includes transactions in domestic and international markets. From 2000 through 2002 he served as General Director of the Corporate Development division at Grupo BBVA Bancomer, S.A. de C.V. after having held other positions at BBVA Bancomer since 1991. From 1989 through 1991 he held positions at Acciones Bursátiles, S.A. de C.V. and Fianzas Monterrey, S.A. He has been member of various boards of directors of companies in several industries, including Grupo Gigante, S.A. de C.V. (supermarkets), Ixe Grupo Financiero, S.A. de C.V. (finance), Fomento Economico Mexicano (FEMSA), S.A. de C.V. (beverage production and distribution), Grupo Bimbo, S.A. de C.V. (food products) and Infommersion, Inc. (software development). Mr. Fernandez Carbajal has a degree in engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and a master’s degree in business from the Harvard Business School.

Jose Manuel Rincón Gallardo Purón. Mr. Jose Manuel Ricón Gallardo Purón is a member of our board of directors and has been since 2006. He is an accountant who currently serves on the boards of directors and audit committees of numerous large Mexican companies, including Cemex, S.A., de C.V. and Grupo Financiero Banamex, a subsidiary of Citigroup. He has also served as a managing partner of KPMG Mexico and has served on various committees of KPMG at a national and international level. Prior to joining KPMG, he was a partner at Ernst & Young in Mexico. He is a member of the Mexican Institute of Public Accountants and the Mexican Institute of Financial Executives. He received a degree in accounting from the Universidad Nacional Autonoma de Mexico and has studied administration and finance at the Wharton School of the University of Pennsylvania, Stanford University and the University of California at Los Angeles.

Sergio Paliza Valdez. Mr. Paliza Valdez is a member of our board of directors and has been since 2006. He currently additionally serves as an advisor to several Mexican and foreign companies and is a member of the boards of directors of Kimberly Clark de México, Sanborns Hermanos, Arabela, Compactos Orientales, Banamex, Procorp, Hospital ABC, Fundación Comunitaria de Oaxaca, Fundación Meyalli, Instituto Mexicano de Ejecutivos de Finanzas and the Colegio de Contadores Públicos de México. Formerly he worked at Kimberly Clark de México as alternate CEO, as CFO of Massey Ferguson de México and as CFO of Baker Oil Tools. He also served as an international audit manager of Arthur Andersen and as Chairman of IMEF in Mexico City. He has also been associated with the National Chamber of Paper and Cellulose Industries, among others. In 1995 he was elected by Global Finance Magazine as “Superstar CFO” for Mexico. Mr Paliza has his degree in public accountancy from the Universidad Nacional Autónoma de México.

Ernesto Vega Velasco. Mr. Vega is a member of our board of directors and has been since 2006. He is currently a member of the board of directors, audit committee and compensation committee of Grupo Desc, where he spent most of his career in various senior roles. He is also a member of the boards of directors of several other companies including Wal-Mart of Mexico. He is the chairman of the board and a member of the audit committee of the Bolsa Mexicana de Valores (the Mexican Stock Exchange). Mr. Vega is an accountant and has served as the president of Mexico’s Commission on Accounting Principles. He holds a degree in accounting from the Instituto Tecnologico Autonomo de Mexico (ITAM).

Henry R. Davis Signoret. Henry R. Davis is a member of our board of directors and has been since 2006. Mr. Davis was born in Mexico City in 1940. He obtained his undergraduate degree in business administration from the Universidad Autónoma de México in 1964. In 1971 he was sent by Cifra, S.A., his then employer, to Harvard University to take a course in management development. During his studies, he obtained experience especially in market studies and sales development. Mr. Davis began work at Cifra, S.A. in 1965 and remained an employee of such company for the following 33 years, working in various aspects of the administration of the company’s supermarket, restaurant and department store divisions. En 1983 he became the president of the company, a position he held until his departure from the company in 1998. He also served as a director of the company. Since his departure from Cifra S.A., he has dedicated himself to family businesses, including Promotora Dac, S.A. a real estate and investment company that also serves as a holding company for Probelco, S.A., a cosmetics company, and Desarrollos Banderas, S.A., a real estate and golf course development company.

Alfonso Pasquel Barcenas. Mr. Pasquel is a member of our board of directors and has been since 2007. Mr. Pasquel currently serves as the adjunct director general of Servicios Administrativos DINE, S.A. de C.V., the real estate development subsidiary of Grupo DESC. Previously, he was the Chairman and CEO of Aeromexico. He became the CEO of Aeromexico in 1993 and held the position for more than 10 years. Between 1995 and 1997 he also served as president of Mexico’s Air Transportation Chamber of Commerce. He has also served as president of Aeromexpress, Aerolitoral and SEAT, as well as serving on the board of directors of the International Air Transport Association (IATA). He began his career in the banking field, beginning in 1969 at Banco Comercial Mexicano and holding positions of increasing seniority there and in other Mexican banks until the mid 1980s.

The current one-year term of each of our directors will expire in October, 2007.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Carlos Francisco del Rio Carcaño	Chief Executive Officer	August 1, 2001	56
Rodrigo Guzman Perera	Chief Financial Officer	August 1, 2001	34
Manuel Sansón Suárez	Director of Technical Operations	April 9, 2007	43
Carlos Criado Alonso	Director of Commercial Activities	April 21, 2005	48
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	53
Miguel Aliaga Gargollo	Director of Investor Relations	May 8, 2006	36
Jorge Luis Valdespino Rivera	Director of Human Resources	August 21, 2006	43

Carlos Francisco del Rio Carcaño. Mr. del Rio was named our Chief Executive Officer in August 2001. Previously, he was Director General of Control y Montajes Industriales CYMI S.A., President of CAE ASIA in Singapore, Executive Advisor to ENELEC in Portugal, and Advisor to the Mexican Airport and Auxiliary Services Agency, DYCTEL and MAKIBER. He was also head of Communications and Energy Works D.R. Cataluna, head of construction work for Lineas Telefonicas for Barcelona and Lerida, head of Channeling Works in Baleares, and head of Planning and Control of the Mediterranean Highway for the Tramos Vinaroz and Benisa sections. Mr. del Rio received a telecommunications engineering degree from ETSIS Madrid. On April 19, 2007, we announced the resignation of Mr. del Rio, effective July 1, 2007. He will be replaced by Jorge Sales Martinez, who will come to GAP after serving as the chief executive officer of MBJ Airports Limited in Montego Bay, Jamaica.

Rodrigo Guzman Perera. Mr. Guzman was named our Chief Financial Officer in August 2001. In 1999, Mr. Guzman represented Union FENOSA in its participation in AMP. Previously, he was the General Comptroller and Director of Tax Planning of Union FENOSA Mexico, the Chief Financial Officer of Ibertec Mexico, S.A. de C.V. (controlled by Union FENOSA) and the Chief Financial Officer of Ibersis Mexico (controlled by Union FENOSA). Mr. Guzman also served as Chief Financial Officer of Inversora del Noroeste, S.A. de C.V. and Fuerza y Energia de Hermosillo, S.A. de C.V. in 1998 and 1999. Mr. Guzman received a degree in business from the Instituto Tecnológico Autónomo de México (ITAM).

Manuel Sansón Suárez. Mr. Sansón Suarez was named our Director of Technical Operations in 2007. He began work at Aeropuertos Españoles y Navegación Aérea in 1990 and developed his career in airport operations within such firm before joining us as our security manager, a position he held until he was promoted to his current post. He has worked at the Tenerife Sur airport, where he served as Director of Services and Chief of Operations; at Tenerife Norte, as Director of Operations; and at Cayo Coco Airport (Cuba), as the Airport Manager.

Carlos Criado Alonso. Mr. Criado was named our Director of Commercial Activities in April 2005. Previously, he was Head of International Relations and Airport Marketing at Aeropuertos Españoles (AENA) and served in various capacities at OAAN and the Center of Airport Operations at the Madrid Barajas Airport. He is a member of several committees of the International Airport Counsel (Europe). Mr. Criado has more than ten years of experience in the airport industry and has participated as a presenter in various forums in international airport organizations. Mr. Criado received a bachelor’s degree in English from the Universidad Complutense de Madrid.

Sergio Enrique Flores Ochoa. Mr. Flores was named our General Counsel in February 2002. Previously, he was the Manager of legal matters for the Mexican Airport and Auxiliary Services Agency and the Assistant District Attorney for the Federal District of Mexico. In addition, he was the head of the legal department of INFONAVIT and Manager of legal matters for NAFIN. Mr. Flores received a degree in law as well as a master’s degree from the Universidad Nacional Autonoma de Mexico (UNAM).

Miguel Aliaga Gargollo. Mr. Aliaga Gargollo was named our Director of Investor Relations in May 2006. He has 12 years of experience in corporate finance and investor relations. Previously he served in various capacities at Grupo Financiero del Sureste, including in the position of Risk Management Director. He also worked as the Investor Relations Officer at Industrias Bachoco. Finally, he was formerly responsible for collections and portfolio development at Grupo Costamex. Mr Aliaga holds a degree in industrial engineering from the Universidad Nuevo Mundo in Mexico City and has an MBA degree from the Instituto de Empresa in Madrid, Spain.

Jorge Luis Valdespino Rivera. Mr. Valdespino was named our Director of Human Resources in August 2006. He has 13 years of experience as a human resources executive. He worked in the pharmaceutical industry, at Searle de Mexico S.A. de C.V. as Human Resources Manager, and in the automotive industry, at Valeo Group as Human Resources Director, and at Hella de Mexico S.A. de C.V. as Human Resources Corporate Director. Mr. Valdespino received a degree an undergraduate degree in business administration and a postgraduate degree in human resources from the Universidad Tecnológica de Mexico.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

For 2005, the aggregate compensation earned by our directors, alternate directors and executive officers was approximately Ps. 46.4 million, including compensation paid to the directors, alternate directors and executive officers of our operating subsidiaries (31 people in total). We have not established any pension, retirement or similar benefits or arrangements for these individuals.

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

None of our directors of executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law.

Committees

Our bylaws provide for at least four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

Operating Committee

The Operating Committee, which, pursuant to our bylaws, should have six members, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. The chief executive officer presides over the committee. The members of the Operating Committee are Carlos del Rio Carcaño, Eduardo Sanchez Navarro Redo, Rodrigo Marabini Ruiz, Francisco Javier Fernandez de Carbajal, Henry R. Davis Signoret and Alfonso Pasquel Barcenas. A secretary has also been appointed who is not a member of the committee.

Audit Committee

The Audit Committee, which must have a minimum of three members, is responsible, among other things, for (i) monitoring the compliance of our directors and officers with our bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit Committee of the number of members representing 20% of the committee’s total members, or at least one member. The composition of the Audit Committee must at all times be compliant with all applicable laws and regulations in every jurisdiction where our securities are listed or quoted. The current members of the Audit Committee are Francisco Glennie y Graue, Jose Manuel Rincón Gallardo Purón and Ernesto Vega Velasco. A secretary has also been appointed, who is not a member of the committee.

Acquisitions and Contracts Committee

The Acquisitions and Contracts Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and AMP or any of its related persons, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions and Contracts Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members. The members of the Acquisitions and Contracts Committee are Vicente Emilio Alonso Diego and Sergio Paliza Valdez. Manuel García Buey has been elected as an alternate member to Vicente Emilio Alonso Diego. A secretary has also been appointed who is not a member of the committee. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are to be designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members. Members of the committee each have a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders.

NYSE Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for listed U.S. companies under Section 303A of such manual. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Prácticas Corporativas), which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

On December 30, 2005, the new Securities Market Law was published in the Mexican Federal Gazette, and it became effective on June 28, 2006.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards for Domestic Listed Companies[1]	Our Corporate Governance Practices

Director Independence.

§303A.01 specifies that listed companies must have a majority of independent directors.
To qualify as independent, a director must satisfy the criteria set forth in §303A.02. In particular, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;

(iii) a person who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services only (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);

(iv) a person who is affiliated with or employed, or whose immediate family member is affiliated with or employed in a professional capacity, by a present or former internal or external auditor of the company, its parent or a consolidated subsidiary;

(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes an executive officer of the listed company, its parent or a consolidated subsidiary; or

(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy (or, if no proxy is prepared, its Form 10-K / annual report))

Pursuant to the Securities Market Law and Article 15 of our bylaws, at least 25% of the members of our board of directors must be independent. Determinations regarding independence must be made by our shareholders applying the provisions of the Securities Market Law and our bylaws (which incorporate Section 10A-3 of the Exchange Act).
The determination of independence under the Securities Market Law differs in certain respect from the provisions of §303A.02. Under Article 26 of the Securities Market Law, a director is not independent if such director is:

(i) an employee or officer of the company or of another company that is a member of the same corporate group (consorcio o grupo empresarial) as the company (or a person who has been so within the prior year);

(ii) a person that, without being an employee or officer of the company, has influence or authority over the company or its officers, or over another company that is a member of the same corporate group as the company;

(iii) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). (A client or supplier is considered important if its sales to or purchases from the company represent more than 10% of its total sales or purchases within the prior year. A debtor or creditor is considered important if the aggregate amount of the relevant loan represents more than 15% of its or the company’s aggregate assets;

(iv) a shareholder that is a part of the control group of the company; or

(v) a family member, spouse or concubine of any of the persons mentioned in (i) through (iv) above.

Currently, our board of directors consists of 10 directors. Six of such directors have been qualified as independent by our shareholders in accordance with the Securities Market Law and our bylaws.

1  References to sections are references to sections of the New York Stock Exchange Listed Company Manual. Pursuant to Section 303A.00 thereof, foreign private issuers, such as us, are exempt from the corporate governance standards of the exchange, with certain exceptions.

NYSE Standards for Domestic Listed Companies[1]	Our Corporate Governance Practices
Executive Sessions. §303A.03 specifies that the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Mexican law, our bylaws and the Mexican Code of Best Corporate Practices, which we adhere to, do not provide for non-management executive sessions. None of our managers are members of either our board of directors or our other committees, except that our chief executive officer is the chairman of our Operating Committee, as provided for in Article 27 of our bylaws.

Committees for Director Nominations and Compensation
and for Corporate Governance.

§303A.04(a) specifies that listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

§303A.05(a) specifies that listed companies must have a compensation committee composed entirely of independent directors.

We have a “Nominations and Compensation Committee.” We also have an Audit Committee, which, pursuant to Article 31 of our bylaws, has been assigned certain corporate governance (prácticas societarias) oversight obligations mandated by the Securities Market Law.

Under Mexican corporate law, a corporation’s “board committees,” except for audit and corporate governance committees, need not be composed only of members of the corporation’s board of directors. Article 28 of our bylaws provides that at least a majority of the members of our Nominations and Compensation Committee must be members of our board of directors. No express independence requirements apply to this committee. Currently, the committee consists of 2 members, both of whom are members of our board of directors, and one of whom is independent as defined under the Securities Market Law and Section 10A-3 of the Exchange Act.

See below for a description of the composition of our Audit Committee.

NYSE Standards for Domestic Listed Companies[1]	Our Corporate Governance Practices

Audit Committee.

§303A.06 specifies that listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

§303A.07 specifies other requirements for audit committees.

Foreign private issuers, such as us, are subject to §303A.06 and thus must comply with Rule 10A-3. We are in compliance with Rule 10A-3 and, as such, our Audit Committee consists entirely of members of our board of directors who meet the independence requirements prescribed in that rule. (The Securities Market Law likewise contains a requirement that our Audit Committee be entirely independent.)

We are not subject to §303A.07. As such, our Audit Committee charter (contained in Article 32 of our bylaws) does not make provision for every one of the specific duties required by §303A.07.

Corporate Governance Guidelines. §303A.09 specifies that listed companies must adopt and disclose corporate governance guidelines.

Mexican law does not require us to disclose corporate governance guidelines and we have not done so. However, pursuant to the Securities Market Law, we have adopted board guidelines covering corporate governance matters such as the use of corporate assets, certain transactions with related parties (including loans to officers), repurchases of shares, communications with shareholders, managers and directors, and other matters. In addition, we have adopted a corporate code of ethics, which is available on our corporate Internet site.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated.

Employees

	December 31,
	2003	2004	2005
Categories of activity:
Airport operations	672	741	749
Airport maintenance	136	145	141
Administration(1)	194	178	182
Geographic location:
Guadalajara	220	225	227
Tijuana	118	116	118
Puerto Vallarta	83	114	107
Los Cabos	76	77	81
Hermosillo	66	70	72
Bajío	70	78	79
Morelia	63	64	63
La Paz	45	48	48
Aguascalientes	52	52	52
Mexicali	46	48	47
Los Mochis	38	38	40
Manzanillo	34	38	38
Total(1)	1,002	1,064	1,072

(1)	At December 31, 2003, 2004 and 2005, includes 91, 96 and 100 persons employed by Servicios a la Infraestructura Aeroportuaria del Pacifico, S.A. de C.V., our administrative services subsidiary.

All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by 12 separate collective bargaining agreements, each relating to one of our 12 airport subsidiaries, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. We will next renegotiate our collective bargaining agreements with our unionized employees in 2007. We believe that our relations with our employees are good. We believe the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico.

We maintain a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2004 and 2005, we made a total of Ps. 11.2 million and Ps. 12.1 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Ministry of Finance and Public Credit.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government owned 476,850,000 Series B shares, representing 85% of our issued and outstanding capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth information with respect to beneficial ownership of our capital stock as of December 31, 2006.

	Number of Shares		Percentage of total share capital
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	—	84,150,000	—	15.0%
Jana Partners LLC (1)	29,573,000	—	5.3%	—
Atticus Capital LP(2)	24,481,000	—	4.4%	—
Blue Ridge Limited Partnership(3)	18,988,000	—	3.4%	—
Blue Ridge Offshore Master Limited Partnership(3)	11,605,000	—	2.0%	—
Public	392,203,000	—	69.9%	—

(1)	Based on amended Schedule 13G filed February 13, 2007
(2)	Based on Schedule 13G filed June 5, 2006
(3)	Based on Schedule 13G filed May 12, 2006

AMP holds all of our Series BB shares. Special rights and restrictions attach to our Series BB shares as described under “Item 4, Information on the Company—History and Development of the Company” and “Item, Additional Information—Corporate Governance.” As of March 6, 2007, approximately 87.3% of our Series B shares were held in the form of ADSs.

AMP Trust, Bylaws and Shareholders’ Agreement

The rules governing the sale of our Series BB shares to AMP required that AMP place all of its Series BB shares in trust in order to guarantee AMP’s performance of its obligations under the technical assistance agreement and AMP’s commitment to maintain its interest in us for a specified period. Accordingly, AMP has placed its shares in trust with Bancomext. This trust provides that AMP may instruct Bancomext with respect to the voting of the shares held in trust that represent up to 10% of our capital stock; the remaining 5% is required to be voted in the same manner as the majority of all shares voted at the relevant shareholders’ meeting. Under our bylaws and the trust, AMP could not sell any of its Series BB shares before August 25, 2004. Since the end of this no-sale period, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. After August 25, 2009, AMP may additionally sell in any year up to 20% of its remaining 51% ownership interest in us represented by Series BB shares. The terms of the trust will be extended for an additional 15 years if, at the end of the initial 15 year term, AMP holds shares representing more than 10% of our capital stock. AMP may terminate the trust before the second 15-year term begins if: (i) AMP holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated. AMP is required to deposit in the trust any additional shares of our capital stock that it acquires.

AMP’s shareholders have entered into a shareholders’ agreement that provides that their right to appoint certain of our executive officers is to be allocated as follows: Controladora Mexicana will have the right to appoint our chief executive officer, AENA will have the right to appoint our director of technical operations, and the appointment of our chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities and the secretary of our board of directors will be determined by a simple majority vote of AMP’s shareholders. All other officers, directors or committee members to be appointed by AMP, and most other matters relating to AMP’s participation in us, must be agreed upon by holders of 60% in aggregate of the equity of AMP.

Under the terms of the participation agreement and the trust agreement, AMP’s key partners are required to maintain their current 25.5% ownership interest in AMP until August 25, 2014. To the extent that a key partner acquires shares of AMP in excess of its current 25.5% interest, this additional interest may be sold without restriction. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If AMP or any of its shareholders defaults on any obligation contained in the trust agreement, or if AMP defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to us as liquidated damages.

RELATED PARTY TRANSACTIONS

Arrangements with AMP and its Affiliates

The rules for the sale of the Series BB shares required AMP, us and the SCT to enter into a participation agreement, which established the framework for the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Pursuant to the technical assistance agreement and the participation agreement, AMP and its shareholders agreed to provide management and consulting services as well as technical assistance and technical and industry expertise related to the operation of airports. The agreements have initial terms of approximately 15 years, expiring on August 25, 2014. The technical assistance agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. A decision by us not to renew the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). The agreement will only remain in effect if AMP continues to hold at least 7.65% of our capital stock.

The technical assistance fee for each of 2000 and 2001 was U.S.$7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the technical assistance fee has been required to equal the greater of U.S.$4.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with Mexican GAAP). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings.

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6, Directors, Senior Management and Employees—Committees.”

In 2003, 2004 and 2005, we recognized expenses of U.S.$6.0 million, U.S.$7.0 million and U.S.$8.6 million, respectively, pursuant to the technical assistance agreement plus additional expenses paid to AMP and its affiliates of approximately U.S.$100,000, and U.S.$30,000 and U.S.$5.8 million, respectively.

In 2005 we settled a claim asserted against us by Soluziona S.A. de C.V., an affiliate of AMP that provided construction services at our Guadalajara International Airport for a total amount of approximately U.S.$ 500,000.

Item 8. Financial Information

See “Item 18, Financial Statements.”

LEGAL PROCEEDINGS

General

We are involved in certain legal proceedings from time to time that are incidental to the normal conduct of our business. In addition, the Mexican Airport and Auxiliary Services Agency is currently engaged in several legal proceedings related to our airports, none of which is expected to have a material adverse effect on our business.

Ejido participants at Tijuana Airport

A portion of the land comprising the Tijuana International Airport was expropriated by the Mexican government in 1970 pursuant to its power of eminent domain. Prior to its expropriation, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido. The former ejido participants have asserted claims against the Mexican government challenging the 1970 expropriation decree. Our Tijuana airport subsidiary has been joined in the proceedings, but only as an interested third party. Although, a judgment in favor of the former ejido participants could materially disrupt the airport’s current operations, the terms of our concession require the Mexican government to provide restitution to us for any loss of our use of the land subject to our concessions.

Certain of the former ejido participants are currently occupying portions of the real property on which we operate Tijuana International Airport that are not currently essential to the airport’s operations. Although these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they currently occupy. In addition, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction.

Deductibility of certain payments to the Mexican Airport and Auxiliary Services Agency

Pursuant to a management services agreement, our predecessor, the Mexican Airport and Auxiliary Services Agency agreed to provide certain services to our airports for a temporary transition period in exchange for a management fee of 26.5% of the gross monthly revenues of each of our subsidiary concession holders. Pursuant to the terms of this agreement, the Mexican Airport and Auxiliary Services Agency was only to provide these services until the date on which our strategic shareholder (AMP) acquired its 15% equity interest in our capital stock on August 25, 1999. However, AMP was unable to provide these services starting on August 25, 1999 and, as a result, the Mexican Airport and Auxiliary Services Agency continued to provide these services after August 25, 1999 through November 15, 1999 without an agreed management fee for this period.

An agreement with respect to the management fee owed for the period from August 25, 1999 to November 15, 1999 was not reached between us and the Mexican Airport and Auxiliary Services Agency until early in 2003. Upon reaching this agreement, we paid a total fee of Ps. 65.7 million (including value-added tax (IVA)) for these services. A deduction for this expense was taken in 2003.

One of the requirements under Mexican income tax law to deduct an expense in a fiscal period is that the service be rendered in the same period in which it is deducted. In light of this requirement, we requested confirmation from the Ministry of Finance and Public Credit that a deduction for the management fee for the period from August 25, 1999 through November 15, 1999 could be claimed in 2003, since an agreement with respect to the amount of this fee was not reached until 2003. On April 30, 2004, we were notified by the Ministry of Finance and Public Credit that it rejected the deduction of this expense in 2003. We have challenged the determination of the Ministry of Finance and Public Credit, as we believe our deduction in 2003 was fully justified. During 2005 we received a favorable ruling with respect to the claim relating to our Aguascalientes International Airport, but an unfavorable resolution from the first level of judicial authority for our Bajío, Guadalajara, Tijuana, Puerto Vallarta and Los Cabos international airports. Although no assurance can be provided, we and our legal counsel believe that as the legal proceedings reach higher levels of judicial authority, there is a high probability of a favorable resolution. If we are unsuccessful in our challenge, we estimate that we would be required to pay approximately Ps. 21.5 million plus accrued surcharges and penalties over time until paid.

Refund of Income Tax

In 2002, we implemented a tax planning strategy designed to reduce our asset tax liability. As a result of this tax planning strategy, our tax provision was reduced in 2002 by Ps. 76.9 million (nominal pesos) and we recorded an asset for recoverable income tax of the same amount in our Mexican GAAP financial statements. This provision has been eliminated in our reconciliation to U.S. GAAP. See Notes 14 and 22 to our audited consolidated financial statements.

In July 2003, we requested that the Mexican tax authorities confirm the criteria under which we are claiming this refund and these requests have been rejected. We subsequently initiated proceedings before the Mexican Tax Court seeking to have our refund claims adjudicated in our favor.

In the case of the Tijuana airport, the Mexican tax authorities fined us Ps. 19.1 million (nominal pesos) in May 2005 based on a finding that our refund request relating to this airport was unfounded. We paid the fine in order to obtain a discount on the fine (which was reduced to Ps. 11.4 million) and avoid accruing interest and inflation adjustments while we appeal the fine. If we are successful in having the fine annulled, we will recover the amount of the fine plus interest and inflation adjustments. We have recorded the expected refund of the fine as an asset in our financial statements for the year ended December 31, 2005, as we do not believe there is any legal basis for the fine. Although this receivable is recognized under Mexican GAAP, under U.S. GAAP, it is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

In the case of the Aguascalientes airport, the Mexican tax authorities indicated they would not make a determination related to the criteria, citing the need for additional documentation. Subsequently, we obtained a judicial annulment, as the request for additional documentation by the tax authorities was outside the statute of limitations, which obligated the tax authorities to submit a response relating to the criteria, and, assuming concordance with the application of the criteria, refund the taxes paid with respect to this airport. In November 2005, this airport received a refund from the tax authorities of Ps.4.8 million (nominal pesos). However, because the Mexican tax authorities did not send a formal response indicating that they accepted the criteria originally submitted by the Aguascalientes airport, the airport has since filed a complaint requesting their confirmation of the criteria.

Regarding the La Paz airport, on March 29, 2006 the Mexican Tax Court ruled against us in our suit against the Mexican tax authorities. We are unable to appeal this ruling and accordingly reversed our recoverable income tax asset in respect of the La Paz airport in the amount of Ps. 5.1 million (nominal pesos) in June 2006.

There can be no assurance that we will be successful in claims that remain pending for our other airports airports. If these claims are not decided in our favor, we may be required to write off the remaining asset we have recorded in respect of the anticipated refund as well as any related fines that we have paid. At December 31, 2005, the aggregate amount of these assets was approximately Ps. 83.5 million (nominal pesos).

Proceedings before the Ministry of Finance and Public Credit regarding asset tax

On December 31, 2003, we commenced two administrative proceedings before the Ministry of Finance and Public Credit seeking (i) a reduction of the asset basis of, or the applicable rate for purposes of calculating asset tax liability on, our airport concessions, so that such base only includes 15% of the concession value and (ii) an increase of the recovery period of any asset tax paid. Both proceedings seek to reduce our effective tax rate. During the fiscal years 2003, 2004, and 2005, our effective tax rates were 56%, 56% and 41%, respectively. Based on the advice of our tax advisors, our board of directors agreed during its meeting on April 29, 2004 to commence legal proceedings if the Ministry of Finance and Public Credit rejected our position. The Ministry of Finance and Public Credit did so and we commenced such proceedings in the Mexican Tax Court

In 2005, the Mexican Tax Court reached the decision to obligate the Ministry of Finance and Public Credit to accept our method of calculating the asset tax base or grant us a specific tax benefit. The Ministry of Finance and Public Credit appealed this decision in federal court.

On May 12, 2006, the federal court for with jurisdiction over seven of our airports declared unfounded the appeal by the Ministry of Finance and Public Credit, finding that is was correct to base the asset tax applicable with respect to the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports only on 15% of the value of the concessions at those airports (equivalent to AMP’s pro rata interest in those concessions as a result of AMP’s 15% interest in us). As a result of this resolution, on August 29, 2006, the Ministry of Finance and Public Credit issued a notice confirming this methodology. On September 1, 2006, the federal court with jurisdiction over our remaining airports reached the same decision. Currently we are awaiting the final resolution of the Ministry of Finance and Public Credit with respect to these airports.

Property tax claims by certain municipalities

Claims have been asserted against us by the municipalities of Mexicali, Los Mochis, Tijuana, Los Cabos and Aguascalientes for the payment of property taxes with respect to the real property on which we operate our airports in those cities, and similar claims may be asserted by other municipalities where we operate our airports. The claims in respect of the Los Mochis International airport have been dismissed. In addition, in the case of Aguascalientes, although we have received a memorandum from the Aguascalientes Ministry of Finance stating that the Aguascalientes International airport is exempt from property taxes, we continue to defend the claim in order to obtain a definitive judicial resolution, which we expect will be in our favor. We are also seeking the dismissal of remaining claims pending in Mexicali, Los Cabos and Tijuana. The total amount of the property-tax claims outstanding in each of Aguascalientes, Mexicali, Los Cabos and Tijuana, as of December 31, 2005 was Ps. 2.6 million, Ps. 89.0 million, Ps. 12.2 million and Ps. 104.8 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor as a result of penalty and interest surcharges.

In Tijuana, the court had ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. On February 9, 2006, an irrevocable standby letter of credit was issued by a financial institution on behalf of the Tijuana airport for Ps.141.8 million. The standby letter of credit was granted to the bond institution that issued the bond to municipal authorities in Tijuana in response to the encumbrance. Accordingly, the court removed such encumbrance unconditionally.

In order to secure this surety bond, or any other future surety bond to challenge any property-tax claims by any other municipality, our airport subsidiaries have entered into a committed credit line with Scotiabank Inverlat, S.A. This credit line provides for the issuance of letters of credit up to an aggregate amount of Ps. 300 million. In the event a letter of credit is drawn down and the amount drawn down remains unpaid for more than one business day, the outstanding balance will accrue interest at two times the Mexican interbank rate. Until the credit line expires in 2009, our airport subsidiaries are subject to certain financial covenants, including the requirement to (i) maintain a consolidated tangible net worth (defined as shareholders’ equity less intangible assets (including our concessions) and reserves for inflationary effects, in each case under Mexican GAAP) of at least Ps. 2.1 billion, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letters of credit and (iii) earn consolidated annual EBITDA of at least Ps. 1.0 billion.

A court has also ordered the temporary encumbrance of a portion of the revenues from the parking garage that we operate at the Mexicali airport to guarantee the property-tax claims of the Mexicali municipal government. In the event of a decision in our favor in the annulment proceeding that we have initiated with respect to each of those claims, we expect to recover such encumbered revenues in full.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations because, should a court determine that these taxes must be paid in response to any future proceedings, we believe that the Mexican government, as the owner of the real property upon which we operate our airports, would be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions. Nonetheless, the Mexican government has indicated publicly that it may propose an amendment to the Mexican Constitution and other laws pursuant to which we could be liable to municipalities for property taxes in the future. If such a change were to occur and any amounts owed were substantial, these tax liabilities could therefore have a materially adverse effect on our consolidated financial condition or results of operations.

Other claims by certain municipalities

In Guadalajara we are subject to claims by the municipality regarding our failure to obtain certain municipal licenses. We do not believe that we are subject to the license requirements at issue, and we have initiated proceedings to challenge the municipality’s claims. In Tijuana, the municipal government adopted certain environmental regulations, which could materially affect our operation of the airport. We initiated proceedings to challenge the authority of the municipal government to adopt such regulations. In response to our challenge the municipal government voluntarily abandoned its regulations. Judicial proceedings will remain pending until the court determines that there is no longer a matter in controversy.

Changes to the Mexican Customs Law

On January 1, 2002, the Mexican government amended the Mexican Customs Law (Ley de Aduanas), requiring Mexican airport operators, at their cost, to provide adequate facilities to customs authorities as well as to acquire, install and maintain equipment to be used by these authorities. Such equipment includes X-ray, gamma or other similar machinery to inspect cargo, weighing equipment, closed circuit cameras, and other items required to maintain the continuous operation of the customs computer system (including electricity, security and telecommunications equipment). Each of our airports filed an amparo (a legal proceeding similar to an injunction or a habeas corpus action) against the Mexican government challenging the legal validity of the amendment to the Mexican Customs Law and the applicable court ruled in our favor in each case. On December 30, 2002, the Mexican government further amended the Mexican Customs Law, providing for certain additional requirements with respect to security equipment to be maintained at all Mexican airports. We have been advised by our Mexican counsel that the judgments with respect to the amparos filed by each of our airports in 2002 should apply to this additional amendment to the customs law; however, there can be no assurance that the Mexican government will agree with our analysis. If the Mexican government were to require us to comply, or, should the outcome of the amparos be adverse to us, we would be required to make the necessary expenditures. If we were required to make these expenditures, we do not believe that they would be material.

Modification of the operating schedules of the Morelia and Los Cabos airports

The General Office of Civil Aviation has issued a decree extending the official operating schedules of the Morelia and Los Cabos airports to 24 hours per day. Pursuant to the decree, we can no longer double our charges for airport services provided outside of our official hours of operation. Any resulting reduction in revenues will reduce our ability to offset the increased operating expenses associated with an extended operating schedule. As a result, and also because the modification decree was issued without any input from us, we have initiated legal proceedings to challenge the decree. Pending the resolution of these proceedings, the Los Cabos airport has remained non-compliant with the decree pursuant to a temporary judicial stay of the decree. We continue to double our charges for services provided outside of this airport’s standard operating hours of 7:00 a.m. to 6:00 p.m. Although the Morelia airport has not been granted such relief, we continue to double our charges for services during off hours; however, our airline customers currently pay us amounts corresponding to our standard charges in connection with services provided during off hours. In the event that these proceedings are not resolved in our favor, the schedule modifications and the resulting increases in expenses could have a material adverse effect on our financial condition and results of our operations.

DIVIDENDS

The declaration, amount and payment of dividends are determined by a majority vote of our shareholders present at a shareholders’ meeting and generally, but not necessarily, on the recommendation of the board of directors, which is empowered by Article 18 of our bylaws to set our dividend policies. So long as the Series BB shares represent at least 7.65% of our outstanding capital stock, the declaration and payment of dividends will require the approval of the holders of a majority of the Series BB shares.

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps. 117.4 million at December 31, 2005 (excluding reserve amounts corresponding to 2005 net income).

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican GAAP. Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Pacifico, S.A. de C.V. We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (retained against cumulative net income and payable by us) calculated on a gross-up basis by applying a factor of 1.5385 in 2002, 1.5152 in 2003, 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006 and 1.3889 thereafter. Corporate tax rates of 35% in 2002, 34% in 2003, 33% in 2004, 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2002 by the subsidiaries to the holding company, the credit was applied against the Mexican corporate income tax of the following three fiscal years, based on the income tax law applicable in 2002. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

Distributions made by us to our shareholders other than as dividends (in the manner described above), including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes. The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

We paid aggregate dividends of Ps. 278.9 million in 2003, Ps. 293.3 million in 2004, Ps. 1,052.2 million in 2005 and Ps. 724.4 million in 2006 (nominal pesos).

Our shareholders adopted a new dividend policy at the general extraordinary shareholders meeting held on April 15, 2005. Under the policy our annual dividend is expected to consist of two components. The first component is a fixed amount, which was Ps. 450 million for 2005 (for the dividend paid in 2006) and is intended to increase gradually in future years. Second, the dividend policy contemplates that our annual dividend will include any cash and temporary investments we hold (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) in excess of our “minimum cash balance.” For purposes of our policy, the “minimum cash balance” is the amount of cash and temporary investments that our board of directors determines is necessary to cover the minimum amount of expenses and investments expected to be incurred in the fiscal year during which the dividend payment is made and the subsequent fiscal year. Dividends are expected to be made payable in cash and in one or more payments as determined in the relevant general ordinary shareholders meeting approving dividends.

The declaration, amount and payment of dividends pursuant to the policy described above are subject to (i) compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund, and (ii) the absence of any adverse effect on our business plan for the current or subsequent fiscal year as a result of the payment of any dividend. We cannot assure you that we will continue to pay dividends or that future dividends will be comparable to our previous dividends. Our ability to pay dividends may be restricted under a credit agreement with Scotiabank Inverlat, S.A., to which several of our operating subsidiaries are parties. See “Item 5, Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our dividend policy may also be amended at any time by our shareholders.

As of December 31, 2005, we had accumulated approximately Ps. 891.7 million of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax.

We pay dividends in pesos. In the case of Series B shares represented by ADSs, the cash dividends are paid to the depositary and, subject to the terms of the Deposit Agreement, converted into and paid in U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the depositary and applicable Mexican withholding tax. Fluctuations in exchange rates will affect the amount of dividends that ADS holders receive.

Item 9. The Offer and Listing

STOCK PRICE HISTORY

The following table sets forth, for the periods indicated, the high and low closing prices for (i) the ADSs on the New York Stock Exchange in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in pesos. See “Item 3, Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

Years ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2006(2)	28.26	33.95	28.58	35.70
First Quarter(2)	28.26	34.00	28.58	35.70
Second Quarter	28.30	38.30	31.32	41.35
Third Quarter	29.05	33.95	31.99	38.80
Fourth Quarter	29.96	39.65	37.12	43.60

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
October, 2006	33.57	37.74	37.12	40.62
November, 2006	37.25	39.65	40.08	43.60
December, 2006	29.96	37.71	40.90	43.25
January, 2007	38.00	42.01	41.66	46.09
February, 2007	40.94	44.92	44.89	49.55
March, 2007	39.38	43.37	43.83	47.97

(1) 10 Series B shares per ADR.

(2) As of listing on February 24, 2006 (New York Stock Exchange) and February 24, 2006 (Mexican Stock Exchange).
Sources: New York Stock Exchange and Mexican Stock Exchange.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation (sociedad anónima de capital variable). Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote orderly and transparent trading in securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of:

•	non-disclosure of material events; or

•	changes in the offer or demand, volume traded, or prevailing share price that are inconsistent with the shares’ historical performance and cannot be explained through publicly available information.

The Mexican Stock Exchange may reinstate trading in suspended shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in offer and demand, volume traded, or prevailing share price. Under current regulations, the Mexican Stock Exchange may consider the measures adopted by the other stock exchanges in order to suspend and/or resume trading in an issuer’s shares in cases where the relevant securities are simultaneously traded on a stock exchange outside of Mexico.

Settlement on the Mexican Stock Exchange is effected three business days after a share transaction. Deferred settlement is not permitted without the approval of the Mexican National Banking and Securities Commission, even where mutually agreed. Most securities traded on the Mexican Stock Exchange are on deposit with the S.D. Indeval, S.A. de C.V. Institución para el Deposito de Valores, or INDEVAL, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

Although the Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico has developed.

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. In late October 1997, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially following declines earlier in the year in the Asian and Brazilian securities markets.

On December 30, 2005, a new Securities Market Law was enacted and published in the Mexican Federal Gazette. The new Securities Market Law became effective on June 28, 2006; however, in some cases an additional period of 180 days (until late December 2006) was made available for issuers (including us) to incorporate the new corporate governance and other requirements derived from the new law into their bylaws. The new Securities Market Law changed Mexican securities regulation in various material respects. The reforms were intended to update the Mexican regulatory framework applicable to the securities market and publicly traded companies in accordance with international standards.

        In particular, the new Securities Market Law (i) establishes that public entities and the entities controlled by them will be considered a single economic unit (e.g., holding companies and wholly owned subsidiaries), (ii) clarifies the rules for tender offers, dividing them into voluntary and mandatory categories, (iii) clarifies standards for disclosure of holdings of shareholders of public companies, (iv) clarifies the role of the board of directors of public companies and redistributes responsibilities between the board of directors and the chief executive officer, (v) defines the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts such as the duty of care, duty of loyalty and safe harbors), (vi) replaces the statutory auditor (comisario) and its duties with an audit committee, corporate governance requirements and external auditors, (vii) defines the roles and responsibilities of executive officers, (viii) improves the rights of minority shareholders relating to legal remedies and access to company information, (ix) introduces concepts such as consortiums, groups of related persons or entities, control, related parties and decision-making power, and (x) expands the definition of applicable sanctions for violations of the Securities Market Law, including damages, fines and criminal penalties.

Item 10. Additional Information

CORPORATE GOVERNANCE

Bylaws

This section summarizes certain provisions of Mexican law and our estatutos sociales (bylaws), a copy of which is attached to this Form 20-F as Exhibit 1.1.

At our extraordinary shareholders’ meeting held on October 27, 2006, our shareholders adopted resolutions amending and restating of our bylaws to organize the company as a sociedad anónima bursátil, and conform our bylaws to the provisions of the new Securities Market Law. Many of the changes related to the enhancement of our corporate governance.

Board of Directors

Our bylaws provide that our board of directors will generally have 11 members (increasing to 12 or 13 members only when necessary to preserve minority shareholders’ voting rights in cases of multiple appointments by persons with 10% interests (as described below)).

At each shareholders’ meeting for the election of directors, the holders of Series BB shares are entitled to elect four directors. The remaining members of the board of directors are to be elected by the holders of the Series B shares.

Each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to appoint one director. The remaining positions on the board of directors will be filled based on the vote of all holders of Series B shares that have not elected to appoint a director by virtue of owning 10% of our capital stock. The candidates to be considered for election as directors by the Series B shareholders are proposed to the shareholders by the Nominations and Compensation Committee. All directors are elected based on a simple majority of the votes cast at the relevant shareholders’ meeting. Our bylaws do not currently require mandatory retirement of directors after they reach a certain age. The compensation of our directors is proposed by the Nominations and Compensation Committee to all of our shareholders at shareholders’ meetings for their approval.

Pursuant to the Securities Market Law, 25% of our directors must be independent within the definition of that term specified therein.

Authority of the Board of Directors

The board of directors is our legal representative. The powers of the board include, among others, the following:

•	to define our strategic planning decisions and approve our annual business plans and investment budgets,

•	to approve our master development programs and modifications thereto,

•	to call shareholders’ meetings and act upon shareholders’ resolutions; and

•
to create special committees and grant them the powers and authority as it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the shareholders or the board of directors.

Meetings of the board of directors will be validly convened and held if a majority of the members are present. Resolutions at said meetings will be valid if approved by a majority of the members of the board of directors, unless our bylaws require a higher number. Notwithstanding the board’s authority, under general principles of Mexican law, our shareholders, pursuant to a decision validly taken at a shareholders’ meeting, may at any time override the board.

Powers of Series BB Directors

The Series BB directors are entitled to: (i) appoint and remove our chief executive officer and our other top-level executive officers (upon consultation with our Nominations and Compensation Committee); (ii) appoint three members of the Operating Committee and their respective alternates; (iii) appoint 20% of the total members of the Audit Committee, the Acquisitions and Contracts Committee and the Nominations and Compensation Committee (a minimum of one member per committee), and their respective alternatives; and (iv) consent to the appointment of individuals appointed to the Operating Committee who are not members of our board of directors or our officers.

In addition to the foregoing, each of the following actions of our board of directors, among certain others, may only occur with the approval of the Series BB directors:

•	approval of our airports’ five-five year master development programs or amendments thereto;

•	approval of our annual business and investment plans;

•	approval of capital expenditures outside of our annual investment plans;

•	approval of any sale of our fixed assets, individually or jointly, in an amount exceeding U.S.$ 3 million;

•	approval for us to enter into any type of loan or credit agreement, other than for certain loans granted by us to our subsidiaries;

•	approval of the granting by us of guarantees (avales) or other security interests other than for the benefit of our subsidiaries;

•	proposing to increase our capital stock or that of our subsidiaries;

•	approval of sales of shares in our subsidiaries;

•	approval of our dividend policies; and

•	proposing individuals to join our Audit Committee or our Nominations and Compensation Committee.

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of December 31, 2006:

Capital Stock

	Authorized	Issued and outstanding
Capital stock:
Series B shares	476,850,000	476,850,000
Series BB shares	84,150,000	84,150,000

All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have the voting and other rights described below.

Our bylaws provide that our shares have the following characteristics:

•
Series B. Series B shares currently represent 85% of our capital, and may represent up to 100% of our share capital. Series B shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments.

•
Series BB. Series BB shares currently represent 15% of our capital and may not represent a greater percentage of our share capital. Like Series B shares, Series BB shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments and subject to the other requirements of our bylaws.

(Under the Mexican Airport Law and the Mexican Foreign Investments Law (Ley de Inversión Extranjera), foreign persons may not directly or indirectly own more than 49% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments is obtained. We have obtained this authorization and as a consequence these restrictions do not apply to our Series B or Series BB shares.)

Series BB shares are subject to transfer restrictions under our bylaws and generally must be converted to Series B shares before they can be transferred. Up to 49% of the Series BB shares can be converted into Series B shares at any time. The remaining 51% of Series BB shares cannot be converted into Series B shares before August 25, 2009 absent prior approval by the SCT. Thereafter and until August 25, 2014, one fifth of such 51% may be converted each year. On or after August 25, 2014, all of the Series BB shares may be converted into Series B shares if (i) the technical assistance agreement between AMP and us has not been renewed and (ii) the Series BB shareholders so request. Notwithstanding the foregoing, if at any time after August 25, 2014, Series BB shares represent less than 7.65% of our share capital, those shares will be mandatorily converted into Series B shares and the Technical Assistance Agreement will be terminated.

Voting Rights and Shareholders’ Meetings

Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our shareholders. Holders of Series BB shares are entitled to elect four members of our board of directors and holders of Series B shares are entitled to elect the remaining members of the board of directors.

Under Mexican law and our bylaws, we may hold three types of shareholders’ meetings: ordinary, extraordinary, and special. Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meeting. An annual ordinary shareholders’ meeting (our annual general meeting) must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the board on our financial statements, the appointment of members of the board of directors, the declaration of dividends and the determination of compensation for members of the board.

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

•	the extension of our duration or our voluntary dissolution;

•	an increase or decrease in our minimum fixed capital;

•	a change in corporate purpose or nationality;

•	any transformation, merger or spin-off involving the company;

•	any stock redemption or issuance of preferred stock or bonds;

•	the cancellation of the listing of our shares with the National Securities Registry or on any stock exchange;

•	amendments to our company’s bylaws; and

•	any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

Special shareholders’ meetings are those called and held by shareholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

Shareholders’ meetings are required to be held in our corporate domicile, which is Mexico City. Calls for shareholders’ meetings must be made by the board of directors or the audit committee. Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the board of directors or the audit committee call a shareholders’ meeting to discuss the matters indicated in the relevant request. In certain circumstances specified in Mexican law, any individual shareholder may also make such a request. If the board of directors or the audit committee fails to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders may request that the call be made by a competent court.

Calls for shareholders’ meetings must be published in the Mexican Federal Gazette or in one newspaper of general circulation in Mexico at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Shareholders’ meetings will be validly held and convened without the need for a prior call or publication whenever all the shares representing our capital are duly represented.

To be admitted to any shareholders’ meeting, shareholders must be registered in our share registry and comply with the requirements set forth in our bylaws. Shareholders may be represented at any shareholders’ meeting by one or more attorneys-in-fact who may not be our directors.

At or prior to the time of the publication of any call for a shareholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares.

Quorums

Ordinary meetings are regarded as legally convened pursuant to a first call when more than 50% of the shares representing our capital are present or duly represented. Resolutions at ordinary meetings of shareholders are valid when approved by a majority of the shares present or duly represented at the meeting. Any number of shares represented at an ordinary meeting of shareholders convened pursuant to a second or subsequent call constitutes a quorum. Resolutions at ordinary meetings of shareholders convened in this manner are valid when approved by a majority of the shares represented at the meeting.

Extraordinary and special shareholders’ meetings are regarded as legally convened pursuant to a first or subsequent call when at least 75% of the shares representing our capital (or 75% of the relevant series) are present or duly represented. Resolutions at extraordinary meetings of shareholders are valid if taken by the favorable vote of shares representing more that 50% of our capital (or 50% of the relevant series).

Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

•	any amendment to our bylaws which: (i) changes or deletes the authorities of our committees; or (ii) changes or deletes the rights of minority shareholders,

•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom,

•	termination of the participation agreement between us and AMP,

•	a merger by us with an entity the business of which is not directly related to the business of us or our subsidiaries, or

•	a spin-off, dissolution or liquidation of us.

Our bylaws also establish the following voting requirements:

•	the amendment of the restrictions in our bylaws on ownership of shares of our capital stock requires the vote of holders of 85% of our capital stock,

•	a delisting of our shares requires the vote of holders of 95% of our capital stock, and

•
the amendment of the provisions in our bylaws requiring that a shareholder exceeding our share ownership limits conduct a public sale of his excess shares requires the vote of holders of 95% of our capital stock.

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the issues listed below will only be valid if approved by a vote of a majority of the Series BB shares:

•	approval of our financial statements;

•	liquidation or dissolution;

•	capital increases or decreases;

•	declaration and payment of dividends;

•	amendment to our bylaws;

•	mergers, spin-offs or share-splits;

•	grant or amendment of special rights to any series of shares; and

•
any decision amending or nullifying a resolution validly taken by the board of directors with respect to (i) appointment of our top-level executive officers, (ii) appointment of the three members of our Operating Committee and of the members of the Audit, Acquisitions and Contracts and Nominations and Compensation committees to be designated by the directors elected by the holders of the Series BB shares, and (iii) appointment of the members of the Operating Committee whose appointment requires the consent of the directors elected by the holders of the Series BB shares, and decisions of the board of directors that require the affirmative vote of the directors elected by the holders of our Series BB shares.

Dividends and Distributions

At our annual ordinary general shareholders’ meeting, the board of directors will submit to the shareholders for their approval our financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information—Dividends.” On May 4, 2005, we made a dividend payment of Ps. 590 million (nominal pesos), followed by a divided payment in the amount of Ps. 440 million (nominal pesos) on June 3, 2005.

Registration

Our shares have been registered with the National Securities Registry, as required under the Securities Market Law and regulations issued by the Mexican National Banking and Securities Commission. If we wish to cancel our registration, or if it is cancelled by the Mexican National Banking and Securities Commission, we will be required to make a public offer to purchase all outstanding shares, prior to such cancellation. Unless the Mexican National Banking and Securities Commission authorizes otherwise, the price of the offer to purchase will be the higher of: (i) the average of the trading price of our shares during the prior thirty trading days (during a period of no more than six months); or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the Mexican National Banking and Securities Commission and to the Mexican Stock Exchange. Any waiver to the foregoing provisions included in our bylaws requires the prior approval of the Mexican National Banking and Securities Commission and the approval, at an extraordinary shareholders’ meeting, of 95% of our outstanding capital stock.

Shareholder Ownership Restrictions and Antitakeover Protection

Holders of our shares are subject to the following restrictions:

•	holders of Series B shares, either individually or together with their related persons, may not directly or indirectly own more than 10% of our Series B shares,

•	Although there is no limit on individual holdings of Series BB shares, Series BB shares may represent no more than 15% of our outstanding capital stock,

•	holders of Series BB shares may also own Series B shares, and

•	no shareholder may vote more than 10% of our capital stock. Shares in excess of this threshold will be voted in the same manner as the majority of our shares.

•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

A person exceeding the 10% threshold described above with respect to our Series B shares must conduct a public offer of his excess shares.

Any amendment to the ownership restrictions described above requires the vote of shares representing 85% of our capital stock.

Changes in Capital Stock

Increases and reductions of our minimum fixed capital must be approved at an extraordinary shareholders’ meeting, subject to the provisions of our bylaws and the Mexican General Law of Business Corporations. Increases or reductions of the variable capital must be approved at an ordinary shareholders’ meeting in compliance with the voting requirements of our bylaws.

Pursuant to Article 53 of the Securities Market Law, we may issue unsubscribed shares that will be kept in treasury, to be subsequently subscribed by the investing public, provided that

•	the general extraordinary shareholders’ meeting approves the maximum amount of the capital increase and the conditions upon which the corresponding placement of shares shall be made,

•
the subscription of issued shares is made through a public offer following registration in the National Securities Registry and complying with the provisions of the Securities Market Law and other applicable law, and

•	the amount of the subscribed and paid-in capital of the company is announced when the company makes the authorized capital increase public.

The preferential subscription right provided under Article 132 of the General Law of Business Entities (Ley General de Sociedades Mercantiles) is not applicable to capital increases through public offers.

Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time, unless: the capital increase is made under the provisions of Article 53 of the Securities Market Law. Said preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Corporations Law, by subscription and payment of the relevant stock within fifteen business days after the date of publication of the corresponding notice to our shareholders in the Mexican Federal Gazette and in one of the newspapers of greater circulation in Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the fifteen business day period shall commence on the date of the meeting.

Our capital stock may be reduced by resolution of a shareholders’ meeting taken generally pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon repurchase of our own stock in accordance with the Securities Market Law (See “—Share Repurchases” below).

Share Repurchases

We may choose to acquire our own shares or negotiable instruments representing such shares through the Mexican Stock Exchange on the following terms and conditions:

•	The acquisition and sale on the Mexican Stock Exchange is made at market price (except when dealing with public offerings or auctions authorized by the National Banking and Securities Commission).

•
If the acquisition is charged against working capital, the shares may be kept by us without need to make a reduction in our capital stock. Otherwise, if the acquisition is charged against ourcapital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need for a resolution by our shareholders’ at a shareholders’ meeting.

•	The company must announce the amount of the subscribed and paid-in capital when the amount of the authorized capital represented by the issued and unsubscribed shares is publicly announced.

•
The general ordinary shareholders’ meeting will expressly determine for each fiscal year the maximum amount of resources that we may use to purchase our own shares or negotiable instruments that represent such shares, with the only limitation that the sum or total of the resources that may be used for such purpose may not exceed, at any time, the total balance of the net profits of the company, including retained profits.

•	We must be up to date in the payment of obligations under debt instruments issued and registered in the National Securities Registry that we may have issued.

Shares of the company belonging to us may not be represented or voted in shareholders’ meetings, nor may corporate or economic rights of any kind be exercised, nor will the shares be considered as outstanding for the purpose of determining the quorum or voting in shareholders’ meetings.

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares of our capital stock acquired as part of any employee stock option plan, which may not exceed 25% of our capital stock, or through asset managers (sociedades de inversión).

Liquidation

Upon our dissolution, one or more liquidators must be appointed at an extraordinary shareholders’ meeting to wind up our affairs. All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in any distribution in the same proportion that such shares have been paid at the time of the distribution.

Other Provisions

Liabilities of the members of the Board of Directors

As in any other Mexican corporation, and due to the provisions contained in Article 38 of the Securities Market Law, any shareholder or group of shareholders holding at least 5% of our capital stock may directly exercise a civil liability action under Mexican law against the members of the board of directors.

In addition to the foregoing, our bylaws provide that, a member of the board of directors will be liable to us and our shareholders for breaching his or her duties, as provided under articles 29 to 37 of the Securities Market Law.

Our by-laws provide that the members of the board of directors, or the board committees, and the secretary shall be indemnified by us in case of violations of their duty of care (deber de diligencia), as long as they did not act in bad faith, violate their duty of loyalty or committed an illicit act under the Securities Market Law or other applicable law. Additionally, our bylaws provide that we shall indemnify the members of the board of directors and the secretary for any indemnification liability which they may incur as long as they have not acted in bad faith, violated their duty of loyalty or committed an illicit act under the Securities Market Law or other applicable law.

Information to Shareholders

The Securities Market Law establishes that we, acting through our boards of directors, must annually present a report at a shareholder’s meeting that includes the following:

•
A report prepared by the chairman of our Audit Committee, as required by Article 43 of the Securities Market Law, which must cover, among other things: (i) the performance of our top-level officers, (ii) transactions with related persons, (iii) the compensation packages for our directors and officers, (iv) waivers granted by the board of directors regarding corporate opportunities, (v) the situation of our, and our subsidiaries’ internal controls and internal auditing, (vi) preventive and corrective measures adopted in connection with non-compliance with operational and accounting guidelines, (vii) the performance of our external auditor, (viii) additional services provided by our external auditor and independent experts, (ix) the main results of the review of our, and our subsidiaries’, financial statements, and (x) the effects of changes to our accounting policies.

•
The report prepared by the chief executive officer under article 44, paragraph XI of the Securities Market Law. This report must be accompanied by the report (dictamen) of the external auditor, and should include, among other things: (i) a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects of the company, (ii) a statement of the financial condition of the company at the end of the fiscal year, (iii) a statement regarding the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year, and (iv) the notes which are required to complete or clarify the foregoing information.

•	The board’s opinion on the contents of the report prepared by the chief executive officer and mentioned in the preceding paragraph.

•	A report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information.

•	A report regarding the operations and activities in which the board participated, as provided under the Securities Market Law.

In addition to the foregoing, our bylaws specify additional information obligations of the board of directors, including that the board of directors should also prepare the information referred to in Article 172 of the General Law on Business Entities with respect to any subsidiary that represents at least 20% of our net worth (based on the financial statements most recently available).

Duration

The duration of our corporate existence has been set at 100 years, ending in the year 2098.

Shareholders’ Conflict of Interest

Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders’ meeting. A shareholder that votes on a transaction in which its interest conflicts with ours may be liable for damages in the event the relevant transaction would not have been approved without such shareholder’s vote.

Directors’ Conflict of Interest

Under Mexican law, any director who has a conflict of interest in any transaction must disclose such fact to the other directors and abstain from voting on such transaction. Any director who violates such provision will be liable to us for any resulting damages or losses. Additionally, under our bylaws, certain conflicts of interest will have the effect of disqualifying a person from serving on our board of directors.

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the SCT under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “—Sources of Regulation” and “—Scope of Concessions and General Obligations of Concession Holders” under “Regulatory Framework” in Item 4.

We are a party to a participation agreement with AMP and the SCT which establishes the framework for several other agreements to which we are a party. See “Item 7, Major Shareholders and Related Party Transactions—Related Party Transactions.”

We have entered into a technical assistance agreement with AMP providing for management and consulting services. See “Item 7, Major Shareholders and Related Party Transactions—Related Party Transactions.”

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991 and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3, Key Information—Exchange Rates.”

TAXATION

The following summary contains a description of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the US, Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico and that does not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it is incorporated under Mexican law or it has its center of interests in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual’s significant center of interest. An individual’s significant center of interest will be considered Mexico in the following circumstances, among others: (i) when more than 50% of such person’s total yearly income originates in Mexico, and (ii) when Mexico is the individual’s principal place of business. Additionally, Mexican officers and employees working for the Mexican government but living outside of Mexico will be considered to be Mexican residents even if their significant center of interest is not in Mexico. However, any determination of residence should take into account the particular situation or each person or legal entity.

In general, for U.S. federal income tax purposes, holders of ADSs are treated as the beneficial owners of the Series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican Income Tax Law provisions, dividends paid to non-Mexican holders with respect to our Series B shares or ADSs are not subject to any Mexican withholding tax.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally are includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and are not eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it is treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. Distributions, which are made in pesos, are includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-Mexican holder are not subject to any Mexican tax. Deposits and withdrawals of our Series B shares in exchange for ADSs do not give rise to Mexican tax or transfer duties.

Gain on the sale of our Series B shares by a non-Mexican holder is not subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance and Public Credit, and provided certain requirements set forth by the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) are complied with. Sales or other dispositions of Series B shares made in other circumstances generally are subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party. Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty is exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

For non-Mexican holders that do not meet the requirements referred to above, gross income realized on the sale of the Series B shares is subject to a 5% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange. Alternatively, a non-Mexican holder can choose to be subject to a 20% withholding rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions.

U.S. Tax Considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally must recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the Series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally is treated as long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs had been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of the Series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the Series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the Series B shares or ADSs.

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. holder of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding tax are creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

DOCUMENTS ON DISPLAY

The materials included in this Form 20-F, and exhibits hereto, may be viewed at the U.S. Securities and Exchange Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information regarding the public reference room. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can also be downloaded from this website.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are principally exposed to market risks from fluctuations in foreign currency exchange rates.

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2003, 2004, and 2005, approximately 25.2%, 29.3% and 32.5%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2005, we estimate that our revenues would have increased by Ps. 19.4 million.

As of December 31, 2003, 2004, and 2005, 63.2%, 20.6% and 22.8%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2005, we estimate that the value of our cash and marketable securities would have increased by Ps. 20.5 million.

We did not have any foreign currency indebtedness at December 31, 2003, 2004, and 2005. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2003, 2004, and 2005, we did not have any outstanding forward foreign exchange contracts.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

We note that because we were not subject to Exchange Act reporting in 2005, we were not required to main disclosure controls and procedures in 2005.

There was no change in our internal control over financial reporting during 2005 that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

We were not subject to Exchange Act reporting in 2005, and we did not have a designated “audit committee financial expert.” Jose Manuel Rincón Gallardo Purón, an independent director under NYSE listing standards, joined our board of directors and our Audit Committee in 2006, and we believe that he is qualified to serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934. We expect our board of directors will designate him as such in the near future.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees. Our code of ethics is filed as an exhibit to this Form 20-F and is available on our website at www.aeropuertosgap.com.mx. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C. (a member firm of Deloitte Touche Tohmatsu), during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004		2005
	(thousands of pesos)

Audit fees	Ps.	1,945	Ps.	2,028
Audit-related fees		550		220
Tax fees		-		1,845
Other fees		53		260
Total fees	Ps.	2,548	Ps.	4,353

Audit fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. in connection with the audit of our annual financial statements.

Audit-related fees in the above table are fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.D. for auditing of consolidated financial statements and those of each subsidiary.

Tax fees in the above table are fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. for a monthly review of our tax calculations.

Other fees in the above table are fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. for transfer pricing services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None of our shares were purchased by us or by any “affiliated purchaser” during 2004 and 2005.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-53, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Item 19. Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company.

2.1
Deposit Agreement among the Company, The Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

3.1
Trust Agreement among the Company, AMP and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.1
Amended and Restated Guadalajara Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.2
Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the SCT, Nacional Financiera, S.N.C., Grupo Aeroportuaria del Pacifico, S.A. de C.V., Servicios a la Infraestructura Aeroportuaria del Pacifico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San Jose del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacifico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Angeles, S.A. de C.V., Bancomext, and the Mexican Airport and Auxiliary Services Agency, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.3
Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios a la Infraestructura Aeroportuaria del Pacifico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San Jose del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacifico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., and Grupo Empresarial Angeles, S.A. de C.V., together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

8.1	List of subsidiaries of the Company (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

11.1	Code of Ethics of the Company.

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMÁN PERERA
Name: Rodrigo Guzmán Perera
Title: Chief Financial Officer

Dated: May 10, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Pacífico, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

/s/ Salvador A. Sánchez Barragán
C.P.C. Salvador A. Sánchez Barragán

February 16, 2006, except for Note 22, 23.d
and 23.e, as to which the date is June 9, 2006.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

Assets
	2005	2004

Current assets:
Cash and temporary investments (Note 4)	$899,347	$1,228,533
Trade accounts receivable - net (Note 5)	361,875	371,439
Recoverable taxes	-	1,606
Embedded derivatives (Note 3.k)	76	138
Other accounts receivable	19,234	2,400
Total current assets	1,280,532	1,604,116

Buildings, building improvements, machinery and equipment - net (Note 6)	1,840,952	1,364,499

Airport concessions - net (Note 7)	17,119,881	17,519,566

Rights to use airport facilities - net (Note 8)	2,393,011	2,485,621

Other acquired rights - net (Note 9)	837,158	856,646

Recoverable income taxes (Note 14.a)	87,438	93,367

Embedded derivatives (Note 3.k)	15,990	36,219

Deferred income taxes (Note 14.d)	702,033	668,557

Preoperating costs	23,710	17,097

Intangible assets for labor obligations (Note 10)	23,294	-

Other assets	21,497	22,480
Total	$24,345,496	$24,668,168

(Continued)

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

Liabilities and Shareholders’ Equity
	2005	2004
Current liabilities:
Government concession fees (Note 13)	$20,576	$19,115
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party (Note 13)	41,707	24,989
Accounts payable	108,920	64,494
Taxes payable, other than income taxes	32,274	56,889
Income tax and tax on assets payable	28,490	25,772
Statutory employee profit sharing	669	773
Total current liabilities	232,636	192,032

Deposits received	21,788	18,407
Labor obligations (Note 10)	30,216	3,486
Total liabilities	284,640	213,925

Commitments and contingencies (Notes 15 and 16)

Shareholders’ equity (Note 11):
Common stock	22,549,057	22,549,057
Legal reserve	117,381	97,597
Retained earnings	1,076,032	1,489,203
Cumulative initial effect of deferred income taxes	318,386	318,386
Total shareholders’ equity	24,060,856	24,454,243

Total	$24,345,496	$24,668,168

(Concluded)
See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

	2005	2004	2003
Revenues (Notes 13 and 18):
Aeronautical services	$2,112,899	$1,865,378	$1,685,527
Non-aeronautical services	478,416	397,934	298,515
	2,591,315	2,263,312	1,984,042
Operating costs:
Cost of services (Note 19)	650,749	630,203	580,262
Technical assistance fees (Note 13)	92,363	78,052	66,671
Government concession fees (Note 13)	128,697	112,411	98,417
Depreciation and amortization (Note 20)	617,138	573,135	536,287
	1,488,947	1,393,801	1,281,637
Income from operations	1,102,368	869,511	702,405

Net comprehensive financing income (expense):
Interest income - net	89,826	60,325	64,447
Exchange gain (loss) - net	(10,810)	9,305	19,107
Monetary position loss	(47,161)	(83,191)	(59,463)
Loss from embedded derivatives (Note 3.k)	(20,291)	(1,183)	-
	11,564	(14,744)	24,091

Other expenses - net	(814)	(2,451)	(10)

Income before income taxes, statutory employee profit sharing and cumulative effect of change in accounting principle	1,113,118	852,316	726,486

Income tax expense (Note 14)	453,637	476,471	404,276

Statutory employee profit sharing expense (Note 14)	669	771	545

Income before cumulative effect of change in accounting principle	658,812	375,074	321,665

Cumulative effect of change in accounting principle - net (Note 3.a)	-	25,153	-

Consolidated net income	$658,812	$400,227	$321,665

(Continued)

	2005	2004	2003

Weighted average number of common shares outstanding (Note 23.c)	561,000,000	561,000,000	561,000,000

Basic earnings per share of (in Mexican Pesos):
Continuing operations	$1.1744	$0.6686	$0.5734
Cumulative effect of change in accounting principle	-	0.0448	-

Basic net income per share (in Mexican Pesos)	$1.1744	$0.7134	$0.5734

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

					Cumulative
	Number of Shares (Note 23.c)	Common Stock	Legal Reserve	Retained Earnings	Initial Effect of Deferred Income Taxes	Total Shareholders’ Equity
Balances as of January 1, 2003	561,000,000	$22,549,057	$50,540	$1,386,618	$318,386	$24,304,601

Transfer of earnings to legal reserve	-	-	31,374	(31,374)	-	-
Dividends declared and paid (Note 11.e)	-	-	-	(278,949)	-	(278,949)
Comprehensive income	-	-	-	321,665	-	321,665

Balances as of December 31, 2003	561,000,000	22,549,057	81,914	1,397,960	318,386	24,347,317

Transfer of earnings to legal reserve	-	-	15,683	(15,683)	-	-
Dividends declared and paid (Note 11.f)	-	-	-	(293,301)	-	(293,301)
Comprehensive income	-	-	-	400,227	-	400,227

Balances as of December 31, 2004	561,000,000	22,549,057	97,597	1,489,203	318,386	24,454,243

Transfer of earnings to legal reserve	-	-	19,784	(19,784)	-	-
Dividends declared and paid (Notes 11.h and 11.j)	-	-	-	(1,052,199)	-	(1,052,199)
Comprehensive income	-	-	-	658,812	-	658,812

Balances as of December 31, 2005	561,000,000	$22,549,057	$117,381	$1,076,032	$318,386	$24,060,856

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

	2005	2004	2003
Operating activities:
Consolidated net income	$658,812	$400,227	$321,665
Items that did not require resources:
Depreciation and amortization	617,138	573,135	536,287
Provision for seniority premiums	3,436	1,889	(1,587)
Loss from embedded derivatives (Note 3.k)	20,291	1,183	-
Deferred income taxes	113,676	176,402	170,428
	1,413,353	1,152,836	1,026,793
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	9,564	82,942	(220,232)
Recoverable taxes and other accounts receivable	(15,228)	27,538	13,111
Recoverable tax on assets	(147,152)	(157,526)	(209,268)
Recoverable income taxes	5,929	24,539	56,073

Increase (decrease) in:
Due to Aeropuertos y Servicios Auxiliares	-	-	(65,693)
Government concession fees	1,461	2,339	4,518
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V.	16,718	10,661	3,008
Income tax and tax on assets payable	2,718	25,772	(39,179)
Deposits received	3,381	13,814	3,285
Accounts payable, taxes payable other than income taxes and statutory employee profit sharing	19,707	47,876	18,135
Cumulative effect of change in accounting principle (Note 3.a)	-	(25,153)	-
Net resources generated by operating activities	1,310,451	1,205,638	590,551

Financing activities -
Dividends paid	(1,052,199)	(293,301)	(278,949)

Investing activities:
Buildings, building improvements, machinery and equipment	(581,920)	(299,147)	(314,641)
Other acquired rights	-	(431,189)	-
Preoperating costs	(6,613)	(17,097)	-
Other assets	1,095	862	(9,148)
Net resources used in investing activities	(587,438)	(746,571)	(323,789)

Cash and temporary investments:
Net increase (decrease)	(329,186)	165,766	(12,187)
Balance at beginning of year	1,228,533	1,062,767	1,074,954

Balance at end of year	$899,347	$1,228,533	$1,062,767
See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

1.  Activities and significant events

a.	Activities

Grupo Aeroportuario del Pacífico, S.A. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific Region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San José del Cabo, Silao (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes.

b.	Significant events

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (ASA), a Mexican Government agency, which was responsible for the operation of all public airports in Mexico.

The Company’s formation was part of the Mexican Government’s plan to open the Mexican Airport System to private investors. According to the guidelines of the Ministry of Communications and Transportation (“SCT”), 35 of the 58 airports not requiring subsidies to operate were selected to participate in the two-stage program to transfer state-owned entities to the private sector. The airports were divided into four groups: the Southeast Group with 9 airports (ASUR); the Mexico City Group, currently with 1 airport; the Pacific Group with the Company’s 12 airports (GAP); and the Central-North Group with 13 airports (GACN). As part of the program’s first stage, strategic partners were selected for each of the airport groups (except for the Mexico City Group) through public bidding processes. In addition to acquiring a portion of the airport group’s equity, the strategic partner has the right and obligation to enter into various agreements, including one to provide certain technical assistance services, as defined in the public bidding process. In the second stage, part or all of the Mexican Government’s remaining equity holdings in each airport group will be offered to the general public in the securities markets.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S. A. de C. V. were granted concessions by the SCT to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998. The cost of the concessions, which totaled $22,424,695 ($15,938,360 historical pesos), was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (“AMP”) (the strategic shareholder of the Company) for its interests in GAP, as discussed below. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on such date.

The term of the concession may be extended under certain circumstances by the SCT, for terms not to exceed an additional 50years. Beginning on November 1, 1998, the Company is required to pay an annual fee to the Mexican Government, through the SCT, for use of the public property, equivalent to 5% of each concessionaire’s annual gross revenues, according to the concession terms and the Mexican Federal Duties Law.

In conformity with the terms of the concessions, on November 1, 1998, the Company began to operate its twelve airports, assuming the rights and obligations that corresponded to ASA under ASA’s agreements with clients and suppliers, as well as under certain environmental commitments. The remainder of the assets, liabilities and contingent obligations were retained by ASA. In December 1998, the Company acquired from the Mexican Government certain fixed assets, mainly transport machinery and equipment, for $106,113 ($72,581 historical pesos). However, title to all of the other long-term fixed assets within the airports is retained by the Mexican government. Accordingly, upon expiration of the term of the concessions granted to the Company, the assets, including all of the improvements made to the airport facilities during the term of the concessions, shall be automatically owned by the Mexican government. Additionally, ASA and other agencies of the Mexican Government maintain the rights to provide certain services such as air traffic control, fuel supply and immigration control.

As mentioned above, in August 1999, the Mexican Government sold 15% of its equity holdings in GAP to AMP, who paid $2,453,400 (historical pesos), excluding interest, in exchange for: (i) 84,150,000 Class I, Series “BB” shares; (ii) the right and obligation to enter into various agreements, including a technical assistance and transfer of technology agreement, as defined in the public bidding process and (iii) a stock option agreement. Under the stock option agreement, AMP has the option to subscribe for newly issued Series “B” shares. This option, exercisable in three tranches, the first two of which have expired unexercised, allows AMP to subscribe for 2%, 2% and 1% of the Company’s total capital stock outstanding at the time of the exercise, until August 25, 2006, provided that AMP has complied with its obligations under the technical assistance agreement. The option exercise price is approximately U.S.$3.125 per share (the per share purchase price paid by AMP for its Series “BB” shares) plus an annual increase of 5% from August 25, 1999. The option agreement provides that the exercise price will be adjusted in the event of increases or decreases in capital or dividend payments.

As of December 31, 2005, AMP’s shareholders were Aeropuertos del Pacífico Noroeste, S.A. de C.V. (subsidiary of Holdinmex, S.A. de C.V. and Inversora del Noroeste, S.A. de C.V.) (25.5%), Aena Desarrollo Internacional, S. A. (25.5%), Inversora del Noroeste, S.A. de C. V. (subsidiary of Unión Fenosa) (20.84%) and Dragados Concesiones de Infraestructura, S. A. (since succeeded in the ownership of these shares by Desarrollo de Concesiones Aeropuertos, S.A.) (28.16%). Pursuant to the Company’s bylaws, AMP (as holder of the Company’s Series “BB” shares) has the right to appoint and remove the Company’s chief executive officer, chief financial officer, chief operating officer and commercial director, to elect four members of the board of directors and to designate 20% of the members of each board committee (or one member, in the case of a committee consisting of fewer than five members). AMP also has the right, pursuant to the Company’s bylaws, to veto certain actions requiring approval of the Company’s shareholders (including the payment of dividends and the amendment of its right to appoint certain members of senior management). These rights are not subject to the technical assistance agreement and the participation agreement remaining in effect. If at any time before August 25, 2014, AMP were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights. If at any time after August 25, 2014, AMP were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause AMP to lose all of its special rights. As long as AMP retains at least 7.65% of the Company’s capital stock in the form of Series “BB” shares, all of its special rights will remain in effect.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, AMP may not transfer more than 49% of its Series “BB” shares until after August 25, 2009.

On December 19, 2002, Pacífico Cargo, S.A. de C.V. (Pacifico Cargo) was incorporated as a subsidiary of the Company with the purpose of establishing a new cargo center in the Guadalajara airport. Pacífico Cargo is currently in its preoperating stage and the costs and expenses that have been incurred mainly relate to management expenses, insurance, professional fees, etc. These costs and expenses are presented as preoperating costs within other assets in the accompanying consolidated balance sheets.

On June 1, 2004, GAP paid $26.6 million to Grupo Aeroplazas, S.A. de C.V. (AEROPLAZAS) for the early termination of the operating lease agreement between AEROPLAZAS and ASA and for the recovery of the rights to develop and rent certain commercial areas and advertising space as well as the corresponding right to develop and expand services related to three walkways and all the shuttle buses in the Puerto Vallarta airport.

On the same date, GAP paid $7.8 million to Aerolocales, S.A. de C.V. (AEROLOCALES) for the early termination of the operating lease agreement (which agreement was transferred from ASA, in its entirety, to the Guadalajara airport at the time the concession was granted to such airport) for the corresponding recovery of the rights to rent commercial areas in the national and international departure areas and in the corridor connecting the terminal with the hotel in the Guadalajara airport. This lease agreement was originally signed between Coco Club Hoteles y Moradas de Mexico, S.A. de C.V. (Coco Club) and ASA, after which Coco Club subsequently transferred the lease agreement to AEROLOCALES.

In addition to the above-mentioned payments, GAP also assumed the liabilities derived from security deposits paid by the tenants renting commercial areas in these two airports. As such, GAP recorded an asset of $431,189 ($401,376 historical pesos) related to the rights acquired and a long-term liability of $7,667 ($7,158 historical pesos) related to the security deposits on May 31, 2004.

2.	Basis of Presentation

a.	Translation into English - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

b.
Consolidation of financial statements - The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A. de C.V. and its subsidiaries, of which GAP owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

-	Aeropuerto de Tijuana, S.A. de C.V.

-	Aeropuerto de Mexicali, S.A. de C.V.

-	Aeropuerto de Hermosillo, S.A. de C.V.

-	Aeropuerto de Los Mochis, S.A. de C.V.

-	Aeropuerto de Manzanillo, S.A. de C.V.

-	Aeropuerto de Guadalajara, S.A. de C.V.

-	Aeropuerto de Puerto Vallarta, S.A. de C.V.

-	Aeropuerto de San José del Cabo, S.A. de C.V.

-	Aeropuerto de La Paz, S.A. de C.V.

-	Aeropuerto de Morelia, S.A. de C.V.

-	Aeropuerto de Aguascalientes, S.A. de C.V.

-	Aeropuerto del Bajío, S.A. de C.V.

-	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.

-	Pacífico Cargo, S.A. de C.V.

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

c.
Reclassifications - Certain items in the consolidated financial statements as of and for the years ended December 31, 2004 and 2003 have been reclassified to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2005.

3.	Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with accounting principles generally accepted in Mexico (Mexican GAAP), which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.	New Accounting Policies:

-
Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-8, Intangible Assets (C-8), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets; preoperating costs that are not considered development costs should be recorded as a period expense; and intangible assets considered to have indefinite useful lives are not amortized, but instead are subject to impairment tests. The unamortized balance of capitalized preoperating costs up to December 31, 2002, under the former C-8, will continue to be amortized according to the provisions of that Bulletin. The adoption of C-8 did not have a significant effect on the Company’s consolidated financial position or results of operations.

-
Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments (C-9), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. The adoption of C-9 did not have a significant effect on the Company’s consolidated financial position or results of operations.

-
Beginning January 1, 2004, the Company early adopted the provisions of Bulletin C-10, Derivative Instruments and Hedging Activities (C-10). C-10 establishes, among other things, the criteria to determine whether embedded derivatives should be segregated and, if so, requires that they be stated at fair value, thus resulting in the recognition of an asset or liability with a corresponding credit or debit to current earnings, respectively, unless such instruments are designated as hedging instruments. Changes to the fair value of embedded derivative instruments in subsequent years should also be recognized in the respective years’ earnings.

C-10 also establishes the conditions that must be met for an instrument to be considered as a derivative, and includes rules regarding the elements involved in identifying hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term, among other things. It also includes guidance related to the appropriate presentation of hedging instruments. If an instrument is designated as a hedging instrument, C-10 classifies hedges into three categories: a) fair value hedges; b) cash flow hedges; and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure. For fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income as a component of shareholders’ equity, while the ineffective portion must affect current earnings; for foreign currency hedges, recognition of changes in fair values should be treated in the same manner as fair value hedges or cash flow hedges as described above, depending on the nature of the instrument.

As a result of the early adoption of C-10, the Company identified embedded derivatives for those lease agreements it has entered into for the rental of commercial airport space which stipulate monthly rental payments in U.S. dollars. As the U.S. dollar is not the functional currency of either the Company or the tenant, an embedded derivative results. As a result of early adoption, the cumulative effect at the beginning of fiscal year 2004 was as follows:

Balance Sheet
Fair value of embedded derivative at January 1, 2004	$37,540

Less: Fair value adjustment for the years ended December 31, 2004	(1,183)

Fair value of embedded derivative at December 31, 2004	36,357

Less: Current portion	(138)

Long-term embedded derivative at December 31, 2004	$36,219

Income Statement
Fair value of embedded derivative at January 1, 2004	$37,540
Less: Deferred income tax	(12,387)

Cumulative effect of change in accounting principle	$25,153

-
On January 1, 2005, the Company adopted Bulletin B-7, Business Acquisitions (B-7). B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among other things, the adoption of the purchase method as the only accounting method for business combinations; it eliminates the amortization of goodwill, which is now subject to impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares. The adoption of this Bulletin did not have significant effects on the Company’s consolidated financial position or results of operations.

-
On January 1, 2005, the Company adopted revised Bulletin C-2, Financial Instruments (revised C-2). Revised C-2 establishes that any variances in the fair value of financial instruments classified as available-for-sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments. Revised C-2 also permits reclassifications among the different categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met. It also extends the applicability of impairment rules to financial instruments classified as available-for-sale and provides more precise rules for their recognition. The adoption of this revised Bulletin did not have significant effects on the Company’s consolidated financial position or results of operations.

-
On January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, Labor Obligations (D-3), related to the recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005, calculated by independent actuaries, is $28,686. The Company chose to record such amount as a transition asset to be amortized using the straight-line method over 18.6 years, which represents the average labor life of employees expected to receive such benefits.

b.
Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican peso purchasing power as of the most recent balance sheet date presented, thereby recognizing the effects of inflation in the financial information in conformity with Bulletin B-10, Recognition of the Effects of Inflation in the Financial Information, of Mexican GAAP. The financial statements of the prior period have also been restated in terms of Mexican pesos of the latest period presented. The rates of inflation used to restate the consolidated financial statements as of December 31, 2004 and 2003 were 3.33% and 8.69%, respectively, which represents the inflation from December 31, 2004 and December 31, 2003, respectively, until December 31, 2005, based on the National Consumer Price Index (“NCPI”) published by the Central Bank of Mexico. Consequently, all financial statement amounts are comparable, both for the current and the prior period, since all are stated in terms of Mexican pesos of the same purchasing power.

Procedures to recognize the effects of inflation in terms of Mexican pesos of purchasing power at the time of closing were as follows:

-     Balance sheets:

Non-monetary assets are restated using a factor derived from the NCPI from the date of acquisition. Depreciation and amortization of restated asset values are calculated using the straight-line method based on the estimated economic useful life of each asset.

Common stock, legal reserve, retained earnings and the cumulative initial effect of deferred income taxes are restated using a factor derived from the NCPI, cumulative from the date of contribution or generation.

-	Statements of income:

Revenues and expenses that are associated with monetary items (trade receivables, cash, liabilities, etc.) are restated from the month in which they arise through period-end, based on factors derived from the NCPI.

Other expenses related to the consumption of non-monetary items are restated when incurred based on the restated value of the corresponding asset from the date of consumption of the non-monetary asset through the end of the period, using factors derived from the NCPI.

Monetary position loss, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities, at the beginning of each month, the factor of inflation derived from the NCPI and is restated through period-end with the corresponding factor. Losses result from maintaining a net monetary asset position.

-	Other statements:

The consolidated statements of changes in shareholders’ equity and changes in financial position present the changes in constant Mexican pesos, based on the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

c.
Temporary investments - Temporary investments represent trading securities generally held for less than one year and are recorded at fair value. Fair value is determined based on the market value of the security if such security is traded in a recognized market or at acquisition cost less accrued yields, which approximates fair value for those securities not traded in a recognized market. Realized and unrealized gains and losses on trading securities are recognized in results of the period in which they occur.

d.
Allowance for doubtful accounts - The Company systematically and periodically reviews the aging and collection of its accounts receivable and records an allowance for doubtful accounts when evidence exists that they will not be fully recoverable.

e.
Buildings, building improvements, machinery and equipment -These assets are initially recorded at acquisition cost and are restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets.

f.
Airport concessions - Concessions to manage, operate and develop each of the airports are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the concession life of 50 years, as described in Note 7.

g.
Rights to use airport facilities - Rights to use airport facilities are recorded at the historical cost of the airport facilities as recorded by ASA and are restated using factors derived from the NCPI. Amortization is calculated using the straight-line method based on the remaining useful lives of the related assets, as described in Note 7.

h.
Other acquired rights - Other acquired rights are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the period from the date of acquisition, as described in Note 9, to the end of the 50-year concession term.

i.
Impairment of long-lived assets in use- The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable. Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows or the net sales price upon disposal. The impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

Pursuant to Bulletin C-15, Accounting for the Impairment and Disposal of Long-Lived Assets, none of the 12 airports can be considered an “independent cash generating unit” since, as described in Note 1, all are part of the Pacific Group package included in the Federal Government’s bidding process. Therefore, each concessionaire must operate its airports regardless of their individual results. Accordingly, the Company reviewed its long-lived assets for impairment on a consolidated basis.

j.
Financial instruments - In conformity with revised Bulletin C-2, financial assets and liabilities resulting from any type of financial instrument are presented in the balance sheet at their fair value, except for investments in financial instruments held to maturity. The costs, yields and effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period in which they occur. Investments in financial instruments held to maturity are valued at acquisition cost.

k.
Embedded derivative instruments - When lease agreements establish rental payments in a currency other than the functional currency of both parties to the agreement, the embedded derivative, whose underlying is the foreign currency, is segregated and stated at fair value and is recorded as an embedded derivative asset or liability. Subsequent changes in the fair value of the derivative asset or liability is recognized in earnings, unless such derivative has been designated as a hedging instrument.

l.	Provisions - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

m.
Employee retirement obligations - Seniority premiums, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees. Through December 31, 2004, severance payments were charged to results when liability was determined to be payable.

n.
Revenue recognition - The majority of the Company’s revenues are derived from rendering aeronautical services, which are generally related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” by “workload unit”. A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

Revenues from non-aeronautical services consist mainly of the leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, and other miscellaneous revenues.

Commercial space within the terminals is leased through operating lease agreements, based on either a monthly fixed rent or a charge based on the higher of a minimum monthly rent or a percentage of the lessee’s monthly revenues.

All revenues, except for the percentage of lessee monthly revenues on commercial rental contracts, are recognized within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month. Revenues corresponding to the percentage of lessee monthly revenues on commercial rental contracts are recognized in the following month, with the exception of those revenues related to December, which are recognized within this same month.

o.
Foreign currency transactions - According to the Mexican Federal Tax Code, foreign currency transactions are recorded at the exchange rate in effect at the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between bank exchange rates in effect at the transaction date and the rates used by the Company is not considered material). Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing result.

p.
Income taxes, tax on assets and statutory employee profit sharing - Income taxes and statutory employee profit sharing are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred statutory employee profit sharing is derived from temporary differences between the accounting result and income for employee statutory profit sharing purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized. As the Company has not identified significant differences between its accounting results and results for statutory employee profit sharing purposes, it has not recognized the deferred effects of statutory employee profit sharing.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented in the balance sheet increasing the deferred income tax asset.

q.
Earnings per share - Basic earnings per common share is calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same. Cumulative effect of change in accounting principle per share is calculated by dividing the cumulative effect of change in accounting principle by the weighted average number of shares outstanding during the period. All weighted average number of shares outstanding used in per share calculations include the retroactive effects of the reduction of the number of shares (“reverse stock split”) described in Note 23.c.

r.
Concentration of credit risk - Financial instruments that potentially expose the Company to a significant concentration of credit risk are primarily trade accounts receivable; however, management believes that such risk is adequately covered by the allowance for doubtful accounts.

s.
Comprehensive income - According to Bulletin B-4, Comprehensive Income, of Mexican GAAP, comprehensive income is comprised of the net income of the period, plus other comprehensive income (loss) items of the same period, which, in accordance with Mexican GAAP, are presented directly in shareholders’ equity without affecting the consolidated statements of income. For the years ended December 31, 2005, 2004 and 2003, comprehensive income is represented only by the net income of the period.

4.	Cash and temporary investments

Cash and temporary investments are composed of the following at December 31:

	2005	2004
Cash	$11,633	$2,125

Temporary Investments:
PEMEX Bond 2014	$115,666	$77,627
Other Investments	772,048	1,148,781
	887,714	1,226,408

	$899,347	$1,228,533

PEMEX bonds are investment grade securities denominated in U.S. dollars, which pay interest at a guaranteed rate of 7.375%, due in 2014. However, according to the treasury policy of the Company, such bonds will be traded within one year of acquisition. PEMEX bonds are presented at fair value based on the market value of such securities.

Other investments represent bank deposits and other similar investments with financial institutions, denominated in pesos and recorded at acquisition cost plus accrued yields, which approximate fair value.

5.	Trade accounts receivable

Trade accounts receivable are composed of the following at December 31:

	2005	2004
Accounts receivable	$283,377	$204,574
Accounts receivable from Cintra, related party	115,252	205,794
	398,629	410,368
Allowance for doubtful accounts	(36,754)	(38,929)

	$361,875	$371,439

Accounts receivable includes balances invoiced to domestic and international airlines for passenger charges of $291,954 and $328,858 as of December 31, 2005 and 2004, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

Approximately 32% and 55% of the outstanding balances as of December 31, 2005 and 2004, respectively, are amounts to be remitted to the Company related to passenger charges and other receivables related to aeronautical operations from airlines and other entities controlled by Cintra, S.A. de C.V. (Cintra), including Mexicana (only in the year of 2004), Aeroméxico and Aerolitoral (the principal Mexican airlines). For the years ended December 31, 2005, 2004 and 2003, approximately 35%, 36% and 37% of the total revenues of the Company were generated from other aeronautical and non-aeronautical services from Cintra (see Note 13). Additionally, as of December 31, 2005 and 2004, the amounts to be remitted to the Company related to passenger charges collected by airlines controlled by Cintra were $104,933 (not including Mexicana) and $201,630, respectively. The Institution for the Protection of Bank Savings, a decentralized entity of the Mexican Federal Public Administration, and the Mexican Government own the majority of Cintra’s common stock, and thus, the Company considers Cintra a related party.

The Guadalajara International Airport represented approximately 32%, 34% and 34% of consolidated revenues generated during the years ended December 31, 2005, 2004 and 2003, respectively. Also, approximately 88%, 87% and 87% of consolidated revenues during the years ended December 31, 2005, 2004 and 2003 were generated by the Company’s six largest airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Bajío and Hermosillo).

6.	Buildings, building improvements, machinery and equipment

Buildings, building improvements, machinery and equipment are composed of the following at December 31:

			Average Annual
			Depreciation
	2005	2004	Rate
Machinery and equipment	$245,350	$221,385	10%
Office furniture and equipment	88,537	80,406	10%
Computer equipment	42,664	35,382	30%
Transportation equipment	26,464	26,403	25%
Communication equipment	6,332	7,150	10% and 30%
Buildings and building improvements	1,145,883	1,058,947	5%
	1,555,230	1,429,673
Less- accumulated depreciation	(365,304)	(265,451)
	1,189,926	1,164,222

Construction in-progress:
Buildings and building improvements	619,606	175,415
Other	31,420	24,862
	651,026	200,277

	$1,840,952	$1,364,499

Construction in-progress relates mainly to the remodeling of Puerto Vallarta, Guadalajara, Mexicali, Hermosillo, Morelia and La Paz airports, and the construction of a new cargo center at the Guadalajara Airport.

7.	Airport concessions

As described in Note 1.b, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.b, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2005:

		Remaining
		amortization
		term
		(years)
Acquisition cost	$22,424,695
assigned to:
Airport facilities rights of use:
Runways, aprons, platforms	$730,294	29
Buildings	812,198	19
Other facilities	128,374	4
Land	1,308,673	43
	2,979,539
Airport concessions	19,445,156	43

	$22,424,695

Beginning in October 2004, the Company changed the amortization rates for accounting purposes it was using for airport concessions. The effect of the change resulted in an increase of $31,970 of amortization expense in 2005 as compared to 2004 and an increase of $10,649 of amortization expense in 2004 compared to 2003.

The value of the concessions at December 31 is as follows:

	2005	2004
Airport concessions	$19,445,156	$19,445,156
Less- accumulated amortization	(2,325,275)	(1,925,590)

	$17,119,881	$17,519,566

Each airport concession agreement contains the following terms and basic conditions:

•
The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development Program (MDP), and to provide airport, complementary and commercial services. The concessionaire was required to submit its first MDP to the SCT in 2000, which was timely delivered and approved. Such program must be updated every five years. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. During December 2004, SCT authorized the Company’s MDP update for the next five-year period from 2005 to 2009.

•
The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•
The concessionaire must pay a fee for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived form the use of public property), in conformity with the Mexican Federal Duties Law.

•	The concessionaire assumed ASA’s rights and obligations derived from airport-related agreements with third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•
The concessionaire must grant free access to specific airport areas to certain Mexican Government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•
According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed 50 additional years.

8.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31 is as follows:

	2005	2004
Rights to use airport facilities	$2,979,539	$2,979,539
Less- accumulated amortization	(586,528)	(493,918)

	$2,393,011	$2,485,621

9.	Other acquired rights

At December 31, the value of other acquired rights was as follows:

	2005	2004
Right to operate charter and general aviation terminal and FBO at Los Cabos airport terminal	$447,812	$447,812
Right to operate commercial space at Tijuana airport	18,009	18,009
Right to operate various space at Puerto Vallarta airport	331,686	331,686
Right to operate commercial space at Guadalajara airport	99,503	99,503
Right to operate various parking lots	6,593	6,593
	903,603	903,603
Less - accumulated amortization	(66,445)	(46,957)

	$837,158	$856,646

On June 1, 2000, the Company paid to Servicios Aéreos del Centro, S.A. de C.V. (SACSA) US$34.9 million ($332,108 historical pesos) to recover the right to operate the charter terminal (terminal 3) and the general aviation terminal at the Los Cabos International Airport. In addition, the Company paid US$0.6 million ($5,709 historical pesos) for the purchase of certain fixed assets, which are included in buildings, building improvements, machinery and equipment. The right to operate the charter terminal and the general aviation terminal was granted by ASA to SACSA through a long-term lease agreement; such lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to the San Jose del Cabo airport.

On December 12, 2002, GAP paid to Ruber, S.A. de C.V. (RUBER) and Recaro, S.A. de C.V. US$1.5 million ($15,682 historical pesos) to recover the right to operate 660 square meters of commercial space at the Tijuana Airport and 50 square meters of commercial advertising on the inside walls of the terminal. The right to operate commercial and advertising space inside the terminal was granted by ASA to RUBER through a long-term lease agreement; such lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to the Tijuana airport.

During 2002, the Company also made indemnity payments to various lessees to recover the rights to operate parking space at the Aguascalientes, Hermosillo, Los Mochis, Mexicali, Puerto Vallarta and San José del Cabo airports.

On June 1, 2004, GAP paid US$26.6 million to Grupo Aeroplazas, S.A. de C.V. (AEROPLAZAS) for the early termination of the operating lease agreement originally signed between AEROPLAZAS and ASA, which lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to Puerto Vallarta airport, for the corresponding recovery of the rights to develop and rent certain commercial areas and advertising space as well as the right to develop and expand services related to three walkways and all the shuttle buses in the Puerto Vallarta airport.

On the same date, GAP paid US$7.8 million to Aerolocales, S.A. de C.V. (AEROLOCALES) for the early termination of an operating lease agreement (which agreement was transferred from ASA, in its entirety, to the Guadalajara airport at the time the concession was granted to such airport) for the corresponding recovery of the rights to rent commercial areas in the national and international departure areas and in the corridor connecting the terminal with the hotel in the Guadalajara airport.

In addition to the above-mentioned payments to AEROPLAZAS and AEROLOCALES, GAP also assumed the liabilities derived from security deposits paid by the tenants renting commercial areas in these two airports. As such, GAP recorded an asset of $431,189 ($401,376 historical pesos) related to the rights acquired and a liability of $7,677 ($7,158 historical pesos) related to the security deposits on May 31, 2004.

10.	Labor obligations

The labor obligations at December 31 are as follows:

	2005	2004
Seniority premiums	$3,585	$3,486
Severance payments at the end of the work relationship	26,631	-
	$30,216	$3,486

a.
Seniority premiums - The net cost of the period for the obligations derived from seniority premiums was $403, $370 and $361 in 2005, 2004 and 2003, respectively. Other disclosures required by generally accepted accounting principles are considered to be immaterial.

b.	Severance payments at the end of the work relationship - The existing values of these obligations and the rates used for their calculations at December 31, 2005, were as follows:

Accumulated benefit obligation	$26,631

Projected benefit obligation	$30,513
Transition assets	27,176
Net projected liability	3,337

Additional liabilities	23,294

$26,631

Rates used in actuary calculations, net of effects of inflation, were as follows:

Discount of the projected benefit obligation at present value	4%
Increase in salaries	1%

The period of amortization of the assets of transition is 18.6 years.

The net cost of the period is integrated as follows:

Service costs for the year	$3,168
Amortization of the transition asset	1,510
Financial cost of the year	1,060
$5,738

11.	Shareholders’ equity

a.	At December 31, 2005, capital stock consists of the following (considering the reverse stock split mentioned in Note 23.c):

	Number of	Historical	Restatement
	Shares	Value	Effect	Total
Fixed Capital
Series B	43,350,000	$1,237,895	$504,532	$1,742,427
Series BB	7,650,000	218,452	89,035	307,487
	51,000,000	1,456,347	593,567	2,049,914

Variable Capital
Series B	433,500,000	12,378,954	5,045,317	17,424,271
Series BB	76,500,000	2,184,522	890,350	3,074,872
	510,000,000	14,563,476	5,935,667	20,499,143

Total	561,000,000	$16,019,823	$6,529,234	$22,549,057

At December 31, 2004, capital stock consists of the following (considering the reverse stock split mentioned in Note 23.c):

	Number of	Historical	Restatement
	Shares	Value	Effect	Total
Fixed Capital
Series B	476,850,000	$13,616,850	$5,549,849	$19,166,699
Series BB	84,150,000	2,402,973	979,385	3,382,358

Total	561,000,000	$16,019,823	$6,529,234	$22,549,057

At December 31, 2003, capital stock consists of the following (considering the reverse stock split mentioned in Note 23.c):

	Number of	Historical	Restatement
	Shares	Value	Effect	Total
Fixed Capital
Series A	286,110,000	$8,170,110	$3,329,909	$11,500,019
Series B	190,740,000	5,446,740	2,219,940	7,666,680
Series BB	84,150,000	2,402,973	979,385	3,382,358

Total	561,000,000	$16,019,823	$6,529,234	$22,549,057

Series “BB” shares, which may represent up to 15% of capital stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

b.
According to the Company’s articles of incorporation, on May 28, 1998, an initial contribution of $1,692 ($1,000 historical pesos) was made through the issuance of 35,019 Series “A” shares). Pursuant to resolutions at the Extraordinary Shareholders’ Meetings held on December 14, 1998, July 2, 1999 and August 20, 1999, the minimum, non-withdrawable fixed capital was increased by $110,787 ($72,582 historical pesos) through the issuance of 2,541,748 Series “A” shares), $11,150 ($7,881 historical pesos) through the issuance of 275,975 Series “A” shares and $22,425,428 ($15,938,360 historical pesos) through the issuance of 558,147,258 shares, respectively, totaling 561,000,000 common, no-par value shares at December 31, 2005. Of the 558,147,258 shares issued on August 20, 1999, 84,150,000 were Series “BB” shares, 190,740,000 were Series “B” shares and 283,257,258 were Series “A” shares, all of which were class “I”, common, no-par value shares. The latter group of shares was related to the agreements entered into by GAP and each concessionaire subsidiary to assume their liabilities derived from the acquisition of the concessions, which were capitalized in equity, as described in Note 1.

c.
During an Ordinary General Shareholders’ Meeting held on August 20, 1999, the sale of 84,150,000 Series “BB” shares, representing 15% of capital stock, to AMP was approved. AMP subsequently transferred the shares to a trust established in the Trust Division of Banco Nacional de Comercio Exterior, S.N.C. (Bancomext). Also, the Mexican Government sold 286,110,000 Series “A” shares and 190,740,000 Series “B” shares and one Series “A” share owned by ASA to a trust established in the Trust Division of Nacional Financiera, S.N.C.

d.
During the Ordinary General Shareholders’ Meetings of certain subsidiaries held in 2002, the decision was made to reclassify a portion of the balance of the cumulative initial effect of deferred income tax account to retained earnings and subsequently declare dividends in favor of the Company (see Note 14.a).

e.	During an Ordinary General Shareholders’ Meeting held on April 30, 2003, cash dividends of $278,949 ($250,000 historical pesos) were declared in favor of shareholders.

f.	In an Ordinary General Shareholders’ Meeting held on April 30, 2004, the shareholders declared cash dividends in the amount of $293,301 ($275,000 historical pesos).

g.
In an Ordinary General Shareholders’ Meeting held on April 30, 2004, the shareholders approved the conversion of 286,110,000 shares of Series “A” capital stock, representing 51% of capital stock, into Series “B”, so that no Series “A” stock remained.

h.	In an Ordinary General Shareholders’ Meeting held on April 15, 2005, the shareholders declared cash dividends in the amount of $602,716 ($590,000 historical pesos), which were paid on May 4, 2005.

i.
In an Extraordinary General Shareholders’ Meeting held on April 15, 2005, the shareholders approved the conversion of 510,000,000 shares of fixed capital stock into equal shares of variable capital stock.

j.	In an Ordinary General Shareholders’ Meeting held on April 27, 2005, the shareholders declared cash dividends in the amount of $449,483 ($440,000 historical pesos), which were paid on June 3, 2005.

k.
The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed, except as stock dividends, unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005, 2004 and 2003, the legal reserve, in historical pesos, was $102,944, $83,578 and $69,149 respectively.

l.
Dividends paid to non-resident holders with respect to Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax calculated on a gross-up basis by applying a factor of 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006 and 1.3889 thereafter. Corporate tax rates of 33% in 2004, 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. According to the income tax law, the Company is responsible for the withholding and payment of the corporate-level dividend income tax.

m.	The balances of shareholders’ equity tax accounts as of December 31 are as follows:

	2005	2004	2003
Contributed capital account	$22,549,057	$22,549,057	$22,549,057
Net tax income account	891,655	1,253,322	1,050,682

Total	$23,440,712	$23,802,379	$23,599,739

12.	Foreign currency balances and transactions

a.	At December 31 the foreign currency monetary position is as follows:

	2005	2004
Thousands of US Dollars:
Monetary assets:
Cash and temporary investments	19,175	21,764
Trade accounts receivable	3,490	3,957
	22,665	25,721
Monetary liabilities:
Suppliers	(23)	(72)

Net asset position	22,642	25,649

Equivalent in Mexican pesos	$242,520	$288,931

b.	Transactions denominated in foreign currency were as follows:

	2005	2004	2003
	(In thousands of US Dollars)
Revenues from aeronautical and non- aeronautical services	17,815	13,269	7,348

Technical assistance fee	4,523	4,380	4,299

Import purchases, technical assistance and other expenses	2,411	2,333	2,554

c.	The exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31,			February 16,
	2005	2004	2003	2006
U.S. dollar exchange rate - pesos per one U.S. dollar (See Note 3.o)	$10.7109	$11.2648	$11.2360	$10.5249

13.	Transactions with related parties

Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2005	2004	2003
Revenues:
Revenues from aeronautical and non-aeronautical services invoiced to Cintra	$895,981	$808,854	$743,257

Expenses:
Technical assistance fees	$92,363	$78,052	$66,671

Services received	$56,785	$55,400	$45,396

Government concession fees	$128,697	$112,411	$98,417

Revenues invoiced to Cintra airlines include $744,358, $670,244 and $569,136 of passenger charges for the years of 2005, 2004 and 2003, respectively.

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its shareholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. If AMP and GAP decide to renew the agreement, GAP’s shareholder approval would be required.

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of US$7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of US$4,000,000 or 5% of GAP’s consolidated operating income, calculated prior to deducting the technical assistance fee, depreciation and amortization (these amounts are subject to restatement based on the U.S. National Consumer Price Index (CPI)).

AMP is also entitled to the refund of expenses incurred in the rendering of the services provided for in the agreement.

As described in Note 1.b, according to the terms of the concessions and the Government Duties Law, the Company must pay the Mexican Government annual fees for the rights to use airport facilities equivalent to 5% of each concessionaire’s annual gross revenues.

14.	Income taxes, tax on assets and statutory employee profit sharing

In accordance with Mexican tax law, the Company is subject to income tax and tax on assets, which take into consideration the taxable and deductible effects of inflation. The income tax rate was 30% in 2005, 33% in 2004 and 34% in 2003. Tax on assets is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds income tax payable for the same period; any required payment of tax on assets is creditable against the excess of income tax over tax on assets of the following ten years.

On December 1, 2004, certain amendments to the income tax and tax on assets Laws were published and are effective as of 2005. The most significant amendments applicable to the Company were as follows: a) the income tax rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007 and thereafter; b) as of 2006, paid statutory employee profit sharing will be fully deductible for income tax purposes; and c) bank liabilities and liabilities with foreign entities are included in the determination of the tax on assets taxable base.

a.	Recoverable income tax

In 2002, certain subsidiaries declared dividends in favor of the Company for $162,254 ($142,939 historical pesos). However, as part of the tax planning of the Company, such dividends were not applied against the net tax income account and instead were applied against the account “Cumulative initial effect of deferred income taxes”, which account is not a part of the Company’s normal operations and thus generated income tax of $86,989 ($76,969 historical pesos), payable by the Company, according to Article 11 of the Income Tax Law. Such amount was charged to retained earnings and paid to the tax authorities on December 17, 2002.

The Company subsequently considered that the above tax payment could have been credited against tax on assets of the year of the subsidiaries that declared the dividend, based on Article 9 of the Asset Tax Law.

As such, the Company decided to record taxes paid as recoverable income tax and request the related refund. If a negative response is received, the Company will claim such refund by filing a proceeding for annulment with the Mexican Treasury Department. The recognition of this asset generated an additional credit in the 2002 statement of income, which is presented as part of income tax expense. The Company has engaged legal counsel to assist in the refund and recovery of the taxes paid. The Company and its legal advisors consider that sufficient evidence exists to conclude that the Company is entitled to a refund from the tax authorities. Also, according to legal counsel, if the request were rejected, it could be challenged before the Federal Tax Court, considering that the latter has confirmed this interpretation on various other occasions.

In July 2003, the Company filed a request with the tax authorities for confirmation of the criteria under which it was requesting this refund and as well, requested the related refund. However, in the case of the Aguascalientes, La Paz and Mexicali airports, the tax authorities required that these airports deposit a monetary guarantee to the tax authorities, in order for the tax authorities to be able to determine if the criteria of the refund was appropriate or not. As a result of this request for guarantee from the tax authorities and due to the fact that the Mexican Treasury Department had not confirmed the criteria for the refund, these airports withdrew these actions and filed new petitions in December 2003. The Mexican Treasury Department did not respond within the applicable statute of limitations with respect to the La Paz and Mexicali airports. These airports assumed a negative response and filed for a judicial annulment. As of the date of issuance of these financial statements, both cases are still pending resolution.

In the case of the Aguascalientes airport, the Mexican Treasury Department responded indicating they would not make a determination related to the criteria, citing the need for additional documentation. Subsequently, this airport obtained a judicial annulment, as the request for additional documentation by the Mexican Treasury Department was outside the statute of limitations, which obligated the Mexican Treasury Department to submit a response relating to the criteria and, in the case in which the criteria were positive, refund the taxes paid with respect to this airport. In November 2005, this airport received a refund from the Mexican Treasury Department of $5,339 ($4,826 historical pesos). However, because the Mexican Treasury Department did not send a formal response indicating that they accepted the criteria originally submitted by the Aguascalientes airport, the airport has since filed a complaint requesting the Mexican Treasury Department’s confirmation of the criteria.

Rulings, which were requested with regard to the remaining airports, Puerto Vallarta and Tijuana, were rejected. As such, these airports filed a proceeding for judicial annulment in October 2003.

Annual tax returns for the airports requesting this refund include a disclosure of the requested refund. However, in the case of the Tijuana airport, in May 2005, the Mexican Treasury Department issued a fine on the grounds that they considered the inclusion of this requested refund in the annual tax return to be inappropriate. In an effort to avoid additional interest, should it challenge the fine and ultimately lose the case, the Tijuana airport paid the fine. Additionally, as a result of paying the fine at the time it was assessed, the fine was reduced by a 20% discount over the amount of the requested refund. As such, the airport paid $11,446 (historical pesos). However, based on the opinion of the Company’s legal counsel, this fine will be recoverable as it has no legal basis.

The Company also decided to record an additional recoverable income tax asset for the same amount, based on practical evidence that such tax may be credited against corporate income tax to be incurred by the subsidiaries involved over the next three years, according to the subsidiaries’ projections of taxable income. The retained earnings account was credited to record this asset, since the tax originated from such account. During the years ended December 31, 2005, 2004 and 2003, income tax credited against this asset was $5,929, $24,539 and $56,073, respectively.

b.	Income tax expense consists of the following:

	2005	2004	2003
Income tax:
Current	$339,961	$300,069	$233,848
Deferred	113,676	176,402	170,428

Income tax expense	$453,637	$476,471	$404,276

c.
The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income tax and statutory employee profit sharing for the years ended December 31 is shown below:

	2005	2004	2003

Statutory rate	30%	33%	34%

Effect of permanent differences	(1%)	1%	(1%)

Effects of inflation	1%	1%	-

Effects of ASA services	-	-	3%

Effect in deferred income tax for reduction of rate	-	7%	-

Change in valuation allowance	11%	14%	20%

Effective rate	41%	56%	56%

d.	At December 31, the main items comprising the deferred income tax asset are:

	2005	2004

Airport concessions and rights to use airport facilities	$393,266	$486,124
Trade accounts receivable	9,526	9,648
Embedded derivatives	(4,499)	(10,180)
Deferred income tax from temporary differences	398,293	485,592

Effect of tax loss carryforwards	104,898	14,343
Recoverable tax on assets paid	733,954	586,802
	1,237,145	1,086,737

Valuation allowance for recoverable tax on assets Paid	(489,805)	(403,837)
Valuation allowance for tax loss carryforwards	(45,307)	(14,343)

Net long-term deferred income tax asset	$702,033	$668,557

Mexican Income Tax Law allows Mexican companies utilizing fiscal amortization rates that are lower than the maximum allowable rates to change their fiscal amortization rates every five years, never to exceed the maximum rate allowable. In the case of each of our airports, since 2000, we had been utilizing rates lower than 15%, the maximum allowable rate, to amortize the airport concessions and rights to use airport facilities assets for fiscal purposes.

Given that a five-year period had elapsed since the time the fiscal amortization rates were set, in an effort to optimize our effective tax rate and our financial position on a long-term basis, beginning January 1, 2005, we elected to modify the fiscal amortization rates for the airport concession and rights to use airport facilities assets.

The effect of these changes in fiscal amortization rates resulted in a decrease in the consolidated deferred income tax asset of $103,233 related to airport concessions and rights to use airport facilities.

The change in the fiscal amortization rates also affected the deferred tax asset related to the payment of asset tax recorded as of December 31, 2004. At the Morelia airport, such deferred tax asset increased by $13,608, while at the Hermosillo airport, the asset decreased by $21,109. Although the Morelia airport had not previously generated net operating losses, the deferred tax asset related to asset tax was reserved based on the projections of future operations of the airport. However, because of the change in the fiscal amortization rates, management’s projections indicate future taxable income and thus, the valuation allowance for this deferred tax asset at the Morelia airport was reversed during 2005.

As well, due to the reacquisition of the long-term lease agreement at the Puerto Vallarta airport, this airport began to generate higher income tax over asset tax, indicating the future recoverability of the deferred tax asset at this airport related to asset tax previously paid. As such, the Company decreased the valuation allowance against this deferred tax asset by $37,670 (in constant pesos).

Accordingly, management believes that these airports discussed above, as well as the Guadalajara, Bajío and San José del Cabo airports, which had previously recognized deferred tax assets related to payment of asset tax, will recover an aggregate deferred tax asset related to asset tax within the permitted 10-year carryforward period (which began in 2002) of $244,149 as of December 31, 2005.

In addition, considering future projections of the income tax base of the Aguascalientes, La Paz and Mexicali airports, management of the Company believes that such airports will recover loss carryforwards generated as of December 31, 2005, for a sum of $212,825 (in constant pesos).

e.
Recoverable tax on assets for which a prepaid income tax has been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2005 and expiration years are as follows:

Recoverable
Year of Expiration	Asset Tax

2012	$219,957
2013	209,268
2014	157,577
2015	147,152

$733,954

f.
In 2003, the Company filed a request with the tax authorities regarding the confirmation of the criteria that the Company can use to calculate the base of asset tax. The Company is requesting that such calculation, based on the interpretations of tax law as published by the Mexican Treasury Department, should only take into account the amount effectively paid by AMP for the shares of the Company that was reflected in the assets in each concession acquired through the bidding process. On April 23, 2004, the Mexican Treasury Department refused to confirm the criteria requested by the Company. The Company subsequently initiated a judicial annulment proceeding. On September 2, 2005, the court ruled that the Mexican Treasury Department must either confirm the criteria or grant other tax benefits to the Company. If the Mexican Treasury Department confirms the criteria, the Company will be entitled to a recovery, whether it be a refund or credit, of almost all of the asset tax previously paid. As a consequence, the Company’s effective tax rate in the future could also be reduced.

15.	Commitments

a.
The Company has leased office space under two five-year operating lease agreements, effective as of February 2001 and February 2003. The respective monthly rents are US$19,584 and US$7,439. Base rent is subject to increases according to the NCPI and the CPI, respectively

Lease expense was $3,898, $4,239 and $4,180 for the years ended December 31, 2005, 2004 and 2003, respectively.

b.
On July 14, 2000, the Company submitted its Master Development Program (MDP) for each of the 12 airports to the SCT. Approval was granted on November 30, 2000. A subsequent request to change the initial program was filed with the SCT, including new investments and replacing other investments that had been originally considered. This represented an increase of approximately 20% in investment commitments. SCT approved the request for the increase in the amount on September 5, 2003.

Also, on December 16, 2004, SCT authorized the Company’s MDP update for the next five-year period 2005-2009. The table below shows the investments to be made during this period, as approved by the SCT:

		Investment for handling checked-in	Total
Year	MDP	luggage	amount

2005	$338,071	$308,843	$646,914
2006	424,697	-	424,697
2007	359,683	-	359,683
2008	311,560	-	311,560
2009	243,277	-	243,277

	$1,677,288	$308,843	$1,986,131

Amounts set forth above are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2003, as the Company is currently discussing with SCT the determination of the correct inflation index that has to be used to restate such amounts as of December 31, 2005.

16.	Contingencies

a.
Several municipalities have filed real estate tax claims against some subsidiary concessionaires related to the land where the airports are located. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the charges, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or results of operations.

On June 8, 2005, the Tijuana airport received a second municipal real estate tax claim of $146,442 (historical value), similar to municipal claims previously received by this and other airports, as described above. On September 22, 2005, the municipal authorities ordered the temporary encumbrance of certain of the Tijuana airport’s assets totaling $104,763 (historical value), because the Tijuana airport did not post a bond with the court as provisional security in connection with this claim. Although the encumbered assets have not affected the operation of the airport, the Company intends to deposit a bond of $141,770 (historical value) with the court in place of such encumbered assets, corresponding to an amount agreed to by the municipal authorities, given that the amount of the encumbered assets differed from the original real estate tax claim (see further discussion in Note 23.a). The Company anticipates that upon its payment of such bond, the encumbrances will be lifted unconditionally.

Additionally, in the case of the Mexicali airport, claims have been filed for $89 million (historical pesos), which is guaranteed with an encumbrance on 25% of the daily revenues of the parking lot of the airport, from November 2004 and until December 31, 2005. The cumulative amount of such encumbrances is $1,896 (historical pesos). The Company is taking legal action to dispute the claim and release the encumbrance, as well as to recover the encumbered amounts.

In addition, on December 23, 2005 the Company received a notice requiring payment of municipal real estate tax for the sum of $12,246 at the San José del Cabo airport. The Company will take legal action similar to that taken regarding these claims at other airports.

b.
In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, which was a rural property (Ejido) owned by a group of farmers. The farmers have raised claims against the indemnity payments received from the Mexican Government. One such claim demands reversal of the land expropriation. While such claims are not actually against the Company, a favorable ruling on the return of the land might disrupt the current airport operation. According to the concession terms, access by the Company to land assigned to concessionaires is guaranteed. Therefore, the Company believes, although no assurance can be given, that the Mexican Government would be liable for any operational disruption caused by the farmers and would have to restore the concessionaire rights of use of public property.

c.
Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements.

d.
In 2002, the Company settled a dispute with ASA related to administrative services provided to the Company during 1999. As a result of the settlement, the Company recorded a liability of $65,693 (constant pesos) during 2002, which was ultimately paid to ASA during 2003. The Company considered these fees deductible for fiscal year 2003 and accordingly filed a request with the Mexican Treasury Department to confirm that such tax treatment was appropriate, regardless of the fact that the settlement took place in 1999.

During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 proposed by the Company. In 2004, the Company initiated an annulment proceeding. In 2005, the Company received a favorable ruling with respect to the claim of Aguascalientes airport, but received an unfavorable ruling in a first instance on the claims with respect to the Bajío, Guadalajara, Tijuana, Puerto Vallarta and San José del Cabo airports. If the Company is not successful in such claims, it is expected that it may be required to pay $21.5 million plus penalties and interest accumulated through the date of payment. Although no assurance can be provided, the Company and its legal counsel believe that the matter is likely to be resolved in the Company’s favor on appeal.

e.
A claim has been filed against the Company by Remaconst, S.A. de C.V. concerning a contract entered into between Remaconst and ASA, the Company’s predecessor, in 1992. Remaconst had the right, pursuant to the 1992 contract, to operate the shuttle busses at the Guadalajara International Airport for a period of ten years. At the expiration of the ten-year period, the Guadalajara International Airport terminated the contract. Upon the termination of the contract, Remaconst filed a claim against the Company disputing the termination of the contract on the basis that it had not recovered the investment it made in the shuttle busses pursuant to the terms of the contract during the ten-year period. In September 2005, the trial court ruled in favor of the Company and rejected Remaconst’s claim. Remaconst appealed the decision of the trial court, which was decided in the Company’s favor in January 2006. Remaconst may initiate proceedings in federal court for final review of the trial and appellate decisions, which were state court decisions. Although the Company believes it is unlikely, if Remaconst were to receivable a favorable ruling against the Company, the Company believes its maximum exposure would not exceed approximately $110 million.

f.
The users of airports, principally airlines, have been subject to increased costs following the September 11 events. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of our international flights involve travel to the U.S., we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican government, being part of the International Civil Aviation Organization (OACI), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The new process is expected to require the installation of new screening equipment, which the Company will be required to purchase and operate. The Company cannot currently estimate the cost to us of compliance with the new screening guidelines. The Company could be required to undertake significant capital expenditures and ongoing operating expenses to comply with these requirements, which could restrict its liquidity and adversely affect its operating results. In addition, the Company may be exposed to a higher risk of liability as a result of the requirement that it directly operates this equipment.

17.	Information by industry segment

The Company determines and evaluates its airports’ individual performances before allocating personnel-related costs and other costs incurred by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP), the subsidiary relating to the Company’s senior management. All airports provide similar services to their customers. The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Bajío airports. The financial information relating to the remaining six airports, as well as that of SIAP, Pacific Cargo, and the Company (including investment in its subsidiaries) was combined and included under “Other”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2005	Guadalajara	Tijuana	Puerto Vallarta

Total revenues	$824,269	$326,682	$410,828
Income from operations	389,814	74,012	217,357
Interest income (expense)	32,091	3,486	7,476
Income tax expense	120,665	88,738	28,055
Total assets	8,115,272	4,739,598	3,326,793
Total liabilities	65,528	45,510	56,434
Capital expenditures	164,726	32,315	137,981
Buildings, building improvements, machinery and equipment	589,207	258,888	203,072
Other acquired rights	96,002	16,835	321,344
Depreciation and amortization for the year	192,727	123,925	79,801

December 31, 2004	Guadalajara	Tijuana	Puerto Vallarta

Total revenues	$762,266	$313,579	$320,651
Income from operations	345,973	45,912	143,949
Interest income (expense)	34,481	(8,788)	(2,394)
Income tax expense	135,101	98,177	66,716
Total assets	8,358,207	4,759,190	3,182,050
Total liabilities	69,854	49,111	33,517
Capital expenditures	251,396	13,975	338,668
Buildings, building improvements, machinery and equipment	451,408	247,037	73,362
Other acquired rights	98,200	17,226	328,846
Depreciation and amortization for the year	185,616	122,231	75,891

December 31, 2003	Guadalajara	Tijuana	Puerto Vallarta

Total revenues	$669,603	$295,208	$242,110
Income from operations	275,958	66,187	83,506
Interest income (expense)	36,806	(8,042)	9,940
Income tax expense	103,335	92,602	61,097
Total assets	8,265,673	4,918,988	3,122,864
Total liabilities	55,494	147,701	38,127
Capital expenditures	117,134	106,357	18,545
Buildings, building improvements, machinery and equipment	322,919	253,135	74,093
Other acquired rights	-	17,618	1,549
Depreciation and amortization for the year	177,719	113,798	70,316

December 31, 2005	Los Cabos	Hermosillo	Bajío

Total revenues	$431,335	$131,283	$155,554
Income from operations	273,263	44,274	67,209
Interest income (expense)	36,261	5,026	7,049
Income tax expense	86,488	41,499	20,672
Total assets	2,562,209	1,279,499	1,197,857
Total liabilities	46,162	18,484	19,767
Capital expenditures	29,427	42,193	22,237
Buildings, building improvements, machinery and equipment	108,013	100,330	128,056
Other acquired rights	399,306	1,998	-
Depreciation and amortization for the year	57,024	32,491	32,589

December 31, 2004	Los Cabos	Hermosillo	Bajío

Total revenues	$323,025	$121,679	$137,983
Income from operations	175,790	50,442	59,573
Interest income (expense)	24,700	5,173	7,834
Income tax expense	65,028	21,168	22,793
Total assets	2,605,137	1,343,923	1,257,967
Total liabilities	25,518	12,335	22,895
Capital expenditures	2,414	14,298	40,646
Buildings, building improvements, machinery and equipment	86,595	62,934	113,508
Other acquired rights	408,617	2,045	-
Depreciation and amortization for the year	56,394	23,767	30,185

December 31, 2003	Los Cabos	Hermosillo	Bajío

Total revenues	$281,009	$106,911	$128,763
Income from operations	138,836	42,122	53,889
Interest income (expense)	16,581	4,340	6,804
Income tax expense	49,783	15,550	21,089
Total assets	2,543,960	1,335,821	1,237,840
Total liabilities	19,104	7,751	10,122
Capital expenditures	3,820	7,518	23,014
Buildings, building improvements, machinery and equipment	92,324	53,559	78,486
Other acquired rights	417,596	2,091	-
Depreciation and amortization for the year	56,439	20,242	28,216

December 31, 2005	Other	Eliminations	Total

Total revenues	$1,170,572	$(859,208)	$2,591,315
Income from operations	784,250	(747,811)	1,102,368
Interest income (expense)	(1,563)	-	89,826
Income tax expense	67,520	-	453,637
Total assets	27,345,362	(24,221,094)	24,345,496
Total liabilities	391,506	(358,751)	284,640
Capital expenditures	158,559	-	587,438
Buildings, building improvements, machinery and equipment	453,450	(64)	1,840,952
Other acquired rights	1,673	-	837,158
Depreciation and amortization for the year	98,581	-	617,138

December 31, 2004	Other	Eliminations	Total

Total revenues	$865,774	$(581,645)	$2,263,312
Income from operations	448,747	(400,875)	869,511
Interest income (expense)	(681)	-	60,325
Income tax expense	67,488	-	476,471
Total assets	27,711,980	(24,550,286)	24,668,168
Total liabilities	287,866	(287,171)	213,925
Capital expenditures	85,174	-	746,571
Buildings, building improvements, machinery and equipment	329,718	(63)	1,364,499
Other acquired rights	1,712	-	856,646
Depreciation and amortization for the year	79,051	-	573,135

December 31, 2003	Other	Eliminations	Total

Total revenues	$749,976	$(489,538)	$1,984,042
Income from operations	363,494	(321,587)	702,405
Interest income (expense)	(1,982)		64,447
Income tax expense	60,820		404,276
Total assets	27,603,565	(24,569,818)	24,458,893
Total liabilities	246,972	(413,695)	111,576
Capital expenditures	47,401		323,789
Buildings, building improvements, machinery and equipment	288,705	(64)	1,163,157
Other acquired rights	1,751		440,605
Depreciation and amortization for the year	69,557		536,287

18.	Revenue

According to the General Law on Airports and its regulations, Company revenues are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Complementary services are mainly those established in the General Law on Airports and its regulations: ramps and handling services, catering, fuel supply, maintenance and repairs, and traffic and dispatch services.

A price regulation system establishes a maximum rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “work load unit” that may be earned at an airport each year from regulated sources. Under this regulation, a work load unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.

During the periods ended December 31, 2005, 2004 and 2003, the Company charged up to 99.2%, 98.2% and 99.7% respectively, of the maximum rate.

For presentation purposes, revenues from access fees charged to third party providers of complementary services are classified as airport services. Commercial services include services that are not essential for the operation of an airport, such as lease of space to retailers, restaurants and banks. Below is a detail of the Company’s revenues for the years ended December 31, 2005, 2004 and 2003, respectively, according to the General Law on Airports and its regulations:

	2005	2004	2003
Regulated revenues
Airport operating services to airlines:
Landing	$130,536	$122,777	$136,741
Charges for not canceling extended stay reservations	2,104	237	183
Parking on embarking/disembarking platform	93,383	90,970	127,795
Parking on extended stay or overnight platform	17,761	13,961	14,590
Passenger walkways and shuttle buses	22,848	22,157	24,270
Airport security charges	29,401	25,660	24,154
Airport real estate services to airlines:
Leasing of hangars to airlines	12,973	14,785	15,271
Leasing of shops, warehouses and stockrooms to airlines (operating)	3,686	3,727	3,977
Leasing of space and other terminal facilities to airlines within the terminal (operating)	25,563	23,806	19,693
Leasing of land and other surfaces to airlines outside the terminal (operating)	5,509	5,582	4,643
Leasing of check-in desks and other terminal space	16,893	12,773	11,861
Leasing of desks and other terminal space for ticket sale	5,235	6,173	6,096
Airport passenger services:
Domestic passenger charges	854,293	804,075	741,663
International passenger charges	841,034	663,982	501,256
Airport real estate services and rights of access to other operators	13,931	18,293	9,584
Complementary services:
Catering services	12,225	12,442	15,071
Other third-party ramp services rendered to airlines	8,286	8,108	9,688

Traffic and/or dispatch	14,066	11,968	16,038
Fuel supply or removal	2,904	3,683	2,844
Third-party airplane maintenance and repair	268	219	109
Total regulated revenues included in the maximum rate	2,112,899	1,865,378	1,685,527

Regulated revenues not included in the maximum rate:
Car parking charges	98,680	90,056	69,255
Recovery of cost over aeronautical services	10,209	9,431	9,000
Recovery of cost over non-aeronautical services	10,430	8,224	7,560
Total regulated revenues not included in the maximum rate	119,319	107,711	85,815
Total regulated revenues	2,232,218	1,973,089	1,771,342

	2005	2004	2003
Unregulated Revenues
Commercial concessions (1):
Retail operations	41,652	29,519	15,570
Food and beverages	31,208	27,837	22,852
Duty free	24,582	17,272	6,613
VIP lounges	5,198	2,135	382
Financial services	5,582	4,552	3,443
Communications and networks	10,019	8,798	7,543
Car rentals	38,454	33,827	28,573
Advertising	24,337	22,626	18,059
Time share	48,217	24,019	17,329
Leasing of space to airlines and other complementary service providers (non-operating)	43,013	53,499	35,759

Revenues from sharing of commercial activities (1):
Retail operations	4,239	2,582	978
Food and beverages	9,535	5,276	3,071
Duty free	17,949	12,634	10,497
Financial services	347	440	752
Communications and networks	211	301	679
Car rentals	6,652	3,532	1,172
Advertising	231	228	3,310
Time share	855	276	177
Others	2,616	1,988	1,545
Access fee for ground transportation	9,969	6,030	4,133
Non-airport access fees	26,540	25,608	22,417
Services rendered to ASA	61	97	1,754
Various commercial-related revenues	7,630	7,147	6,092
Total unregulated revenues	359,097	290,223	212,700

Total revenues	$2,591,315	$2,263,312	$1,984,042

(1)
Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above.

Future minimum rentals as of December 31, 2005, are as follows:

Year	Amount

2006	$242,074
2007	176,671
2008	131,334
2009	100,596
2010	75,688
Thereafter	54,301

Total	$780,664

Amounts include contracts denominated in both Mexican pesos and U.S. dollars. The U.S. dollar denominated future minimum rentals were translated to Mexican pesos using the exchange rate applicable on December 31, 2005, which was a rate of $10.7109 Mexican pesos to 1 U.S. dollar.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2005, 2004 and 2003 are disclosed under the caption “Revenues from sharing of commercial activities”.

19.	Cost of services

Cost of services for the years ended December 31 is composed of the following:

	2005	2004	2003

Employee costs	$285,775	$275,823	$266,316
Maintenance	121,877	104,762	97,699
Safety, security and insurance	85,114	86,839	78,929
Utilities	66,996	63,891	55,234
Other	90,987	98,888	82,084

	$650,749	$630,203	$580,262

20.	Depreciation and amortization

Depreciation and amortization for the years ended on December 31 are composed of the following:

	2005	2004	2003

Depreciation	$105,467	$97,804	$77,270
Amortization	511,671	475,331	459,017

	$617,138	$573,135	$536,287

21.	New accounting principles not yet in effect

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in MEX GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF consists of eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1 Structure of Financial Reporting Standards
NIF A-2 Fundamental Principles
NIF A-3 Users’ Needs and Financial Statement Objectives
NIF A-4 Qualitative Characteristics of Financial Statements
NIF A-5 Basic Elements of Financial Statements
NIF A-6 Recognition and Valuation
NIF A-7 Presentation and Disclosure
NIF A-8 Supplementary Standards to Mexican GAAP
NIF B-1 Accounting Changes

The most significant changes established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•
NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•
NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

•
NIF B-1 establishes that changes in particular standards, reclassifications and corrections of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its consolidated financial information.

22.	Differences between Mexican GAAP and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.

The principal differences between Mexican GAAP and U.S. GAAP and the effects on the consolidated net income and consolidated shareholders’ equity of the Company are presented below with an explanation of the adjustments.

	For the years ended December 31,
Reconciliation of net income	2005	2004	2003

Net income according to Mexican GAAP	$658,812	$400,227	$321,665

U.S. GAAP adjustments
(i) Amortization of the cost of airport concessions	399,686	367,716	357,059
(ii) Amortization of assets under capital lease (“Rights to use airport facilities” under Mexican GAAP)	(25,730)	(25,730)	(25,730)
(iii) Deferred fees for technical assistance services	(14,714)	(14,441)	(2,017)
(iv) Recognition of the fair value of embedded derivative instruments	(8,868)	(40,363)	(10,333)
(v) Preoperating costs	(4,976)	(14,307)	-
(vi) Legal gain contingency	(11,446)	-	-
(vii) Other income from recoverable taxes	4,826	-	-

Total U.S. GAAP adjustments before the effect of deferred income taxes	338,778	272,875	318,979

(viii) Deferred income taxes	(108,994)	(792,832)	(110,370)

Total U.S. GAAP adjustments	229,784	(519,957)	208,609

Net income (loss) according to U.S. GAAP	$888,596	$(119,730)	$530,274

	At December 31,
Reconciliation of shareholders' equity	2005	2004

Shareholders’ equity according to Mexican GAAP	$24,060,856	$24,454,243

U.S. GAAP adjustments
(i) Initial cost of airport concessions (recorded to common stock under Mexican GAAP)	(19,445,156)	(19,445,156)
(i) Accumulated amortization of airport concessions	2,325,276	1,925,590
(ii) Amortization of assets under capital lease (“Rights to use airport facilities” under Mexican GAAP)	(162,956)	(137,226)
(iv) Recognition of the fair value of embedded derivative instruments	(55,252)	(46,384)
(v) Preoperating costs	(19,283)	(14,307)
(vi) Legal gain contingency	(11,446)	-
(vii) Recoverable income taxes	(82,164)	(86,990)

Total U.S. GAAP adjustments before the effects of deferred income taxes	(17,450,981)	(17,804,473)

(viii) Deferred income taxes	4,864,113	4,973,107

Total U.S. GAAP adjustments	(12,586,868)	(12,831,366)

Shareholders' equity according to U.S. GAAP	$11,473,988	$11,622,877

A summary of the changes in consolidated shareholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common Stock	Additional Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income	Total Shareholders’ Equity

Balance at January 1, 2004	$3,103,905	$16,615	$8,900,947	$-	$12,021,467
Net loss	-	-	(119,730)	-	(119,730)
Deferred fees for technical assistance services	-	14,441	-	-	14,441
Dividends (0.527 Pesos per basic share)	-	-	(293,301)	-	(293,301)
Balance at December 31, 2004	3,103,905	31,056	8,487,916	-	11,622,877

Net income	-	-	888,596	-	888,596
Deferred fees for technical assistance services	-	14,714	-	-	14,714
Dividends (1.890 Pesos per basic share)	-	-	(1,052,199)	-	(1,052,199)
Balance at December 31, 2005	$3,103,905	$45,770	$8,324,313	$-	$11,473,988

Condensed balance sheets and statements of operations including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, are as follows:

	At December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$783,340	$978,388
Other current assets	623,889	757,886

Total current assets	1,407,229	1,736,274

Buildings, building improvements, machinery and equipment - net	1,840,952	1,364,499
Assets under capital lease - net (“Rights to use airport facilities” under Mexican GAAP)	2,230,055	2,348,395
Deferred income taxes	5,439,373	5,509,369

Other assets	886,375	888,292

Total assets	$11,803,984	$11,846,829

	At December 31,
	2005	2004
Liabilities and shareholders’ equity:
Current liabilities	$239,732	$192,373

Total liabilities	329,996	223,952

Common stock	3,103,905	3,103,905
Additional paid-in capital	45,770	31,056
Retained earnings	8,324,313	8,487,916

Total shareholders’ equity	11,473,988	11,622,877

Total liabilities and shareholders’ equity	$11,803,984	$11,846,829

	For the years ended December 31,
	2005	2004	2003

Net revenues	$2,562,156	$2,259,306	$1,973,709

Cost of services	656,394	645,281	580,807
Technical assistance fees	107,077	92,493	68,688
Government concession fees	128,697	112,411	98,417
Depreciation and amortization	243,182	231,149	204,958
Total cost of services	1,135,350	1,081,334	952,870

Income from operations	1,426,806	1,177,972	1,020,839

Net comprehensive financing income (expense)	31,855	(13,561)	24,091
Other expense - net	(7,434)	(2,451)	(10)
Income tax expense	(562,631)	(1,281,690)	(514,646)

Net income (loss)	$888,596	$(119,730)	$530,274

Weighted average number of common shares outstanding	556,792,500	556,792,500	556,792,500
Weighted average number of common shares and common share equivalents	561,000,000	556,792,500	561,000,000

Basic earnings (loss) per share (Mexican pesos)	$1.5959	$(0.2150)	$0.9524
Diluted earnings (loss) per share (Mexican pesos)	$1.5840	$(0.2150)	$0.9452

(i) Airport concessions

Under Mexican GAAP, the cost of the concessions to operate the airports and the related facilities was allocated to two intangible assets: “right to use airport facilities” and “airport concessions.” “Airport concessions” represents the residual value after the allocation of cost to the “rights to use airport facilities.” The cost allocated to the “rights to use airport facilities” was determined based on the Mexican GAAP inflation adjusted cost of the related fixed assets recorded in the accounts of ASA as of October 31, 1998. The remainder was allocated to airport concessions. The total value of the granted concession was determined by reference to the sale proceeds of the equity sold to AMP in August 1999. The consideration for the concessions to operate the facilities was provided by the issuance of the common stock of the Company.

The acquisition of the airport concessions and rights to use airport facilities was a transaction between entities under common control of the Mexican government and did not involve cash consideration. U.S. GAAP requires that when assets are transferred between entities under common control, the receiving entity is required to initially recognize the assets at the carrying amount of the transferring entity on the date of transfer. As there was no historical value recorded for the airport concessions between the SCT and ASA, there is no value assigned to the airport concessions for purposes of U.S. GAAP.

(ii) Amortization of assets under capital lease (treated as intangible “rights to use airport facilities” under Mexican GAAP)

As discussed above, according to Mexican GAAP, the cost of the concessions to operate the airport and the related facilities was allocated to two intangible assets: “rights to use airport facilities” and “airport concessions”. For purposes of U.S. GAAP, in accordance with Emerging Issues Task Force Abstract (EITF) 01-8, Determining Whether an Arrangement Contains a Lease, Statement of Financial Accounting Standards (SFAS) No. 13, Accounting for Leases (SFAS No. 13) and Financial Accounting Standards Board Interpretation (FIN) No. 23, Leases of Certain Property Owned by a Governmental Unit or Authority, the rights to use airport facilities meets the criteria related to a capital lease. As the lease is between governmental entities under common control, the related fixed assets must be recorded at the carrying amount of the transferring entity. Additionally, payments for the rights to use airport facilities are based on five percent of annual gross revenues. In accordance with SFAS No. 13, such payments, which depend on a factor directly related to future sales, are considered contingent rentals and are excluded from minimum lease payments in their entirety. Accordingly, no capital lease obligation is recognized for purposes of U.S. GAAP, and the corresponding credit related to the recognition of the assets under capital lease was recorded directly in shareholders’ equity.

The assets under capital lease include both land and buildings. SFAS No. 13 requires that when a capital lease includes land and buildings, the fair value of the land must be compared to the fair value of the entire amount of assets under lease in order to determine the appropriate accounting treatment of the land. If the fair value of the land is less than 25% of the fair value of all the assets under lease, the historical cost of the land should be recorded as a single unit with the building and the unit should be amortized over the economic life of the building. Otherwise, the land should be treated as an operating lease. Accordingly, the Company obtained an independent appraisal of all fixed assets included under the capital lease as of the date of the concession and determined that the fair value of the land fell below the 25% threshold.

Amortization of the land under Mexican GAAP, included within the intangible asset rights to use airport facilities, is over a period of 50 years while buildings are amortized over a period of 25 years. Thus, for purposes of the U.S. GAAP reconciliation, the Company increased the amortization of the land by two percent so that the building and land are amortized as a single unit in accordance with SFAS No. 13.

(iii) Deferred fees for technical assistance services

As disclosed in Note 1 to the consolidated Mexican GAAP financial statements, on August 25, 1999, the Company and AMP entered into an agreement (the “Stock Option Agreement”) whereby the Company granted to AMP the right to acquire an additional five percent of the Company’s outstanding Series “B” common stock, provided that AMP has complied with its obligations under the technical assistance agreement. The option is exercisable in three tranches of two percent, two percent and one percent, each tranche exercisable during a two-year period beginning August 25, 2002, August 25, 2003 and August 25, 2004, respectively. The first two tranches were not exercised and expired on August 25, 2004 and August 25, 2005, respectively.

Mexican GAAP does not presently require the recognition of stock based compensation costs.

SFAS No. 123, Accounting for Stock Based Compensation, requires that all transactions in which equity instruments are issued to other than employees in conjunction with the selling of goods or services are to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Further, EITF 96-18, Accounting for Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), provides guidance to establish a measurement date for awards issued to other than employees. As the Company does not believe that AMP has sufficiently large disincentives for nonperformance, and thereby does not have a performance commitment as defined by EITF 96-18, it has established the measurement date as the date performance by AMP is complete, and consequently recognizes the related cost of the award using variable accounting, as illustrated in FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Under variable accounting, the Company recognized expense and a corresponding addition to additional paid-in capital of $1,937 for the year ended December 31, 2004 and a recovery of previously recognized expense of $2,649 for the year ended December 31, 2003. As the service period over which AMP was required to provide technical assistance to the Company in order to be able to exercise the option was from August 1999 through August 2004, 100% of the compensation cost for the option award was recognized over such period. Accordingly, no additional compensation cost was recognized for the year ended December 31, 2005. The calculation of the cost related to the award was based on an initial estimated fair value of the option of U.S.$23,179 on August 25, 1999, inception of the award, which subsequently fell to U.S.$217 at August 25, 2004. The fair value of the award at August 25, 2004, the last measurement date, was based on an independent appraisal, determined using the Monte Carlo model, applying the following assumptions: dividend yields ranging from 1.20% to 2.24%, estimated volatility ranging from 30% to 41%, risk free rates of return ranging from 6.48% to 29.77% and an expected life of three to five years.

Additional information related to the options outstanding for the years ended December 31, is as follows:

	2005			2004
		Weighted			Weighted
		Average			Average
		Exercise			Exercise
	Shares	Price		Shares	Price

Outstanding at January 1,	16,830,000	U.S.$	3.873	28,050,000	U.S.$	3.728
Expired	(11,220,000)		4.000	(11,220,000)		3.809

Outstanding at December 31,	5,610,000	U.S.$	3.898	16,830,000	U.S.$	3.873

The number of shares exercisable at December 31, 2005 and 2004 were 5,610,000 and 16,830,000, respectively, at a weighted-average exercise price of U.S.$ 3.898 and U.S.$ 3.873, respectively. As of December 31, 2005 and 2004, the weighted-average remaining contractual life of the outstanding option was 0.67 and 1.00 years, respectively.

In addition to the stock option, AMP also holds forfeitable shares of GAP common stock in a trust. Upon AMP’s initial acquisition in 1999 of 15% of GAP’s common stock, which represented 100% of the Series “BB” shares of GAP, and pursuant to the terms of the participation agreement between GAP and AMP, AMP signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C. and assigned to the trustee, all of the Series “BB” shares it acquired. In the trust agreement, GAP was named as secondary beneficiary only in the instance in which AMP does not comply with the terms of the technical assistance agreement, in which case 5% of the Series “BB” shares would be forfeited and sold, with the proceeds of the sale to be provided to GAP as liquidated damages and penalties. AMP may gradually sell the shares in increments over the 15-year term of its initial participation contract.

Based on the fact that the five percent of AMP’s initial investment held in the trust is forfeitable, subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of $14,714, $12,504 and $4,666 for the years ended December 31, 2005, 2004 and 2003, respectively. Such amount is included with the cost of the stock option in the U.S. GAAP reconciliation.

(iv) Recognition of the fair value of embedded derivative instruments

As part of its ongoing operations, the Company enters into operating lease agreements to lease commercial space in its airport terminals. Certain leases are priced in U.S. dollars while the functional currency of both the Company and the tenants to whom commercial airport terminal space is leased is the Mexican peso.

The U.S. dollar foreign currency component of these contracts meet the criteria under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS No. 133) as embedded derivatives. The Company has determined that i) the embedded derivatives are not clearly and closely related to the economic characteristics and risks of the host contracts (lease agreements) and ii) separate, stand-alone instruments with the same terms as the embedded derivative instruments would otherwise qualify as a derivative instruments, thereby requiring separation from the lease agreements and recognition at fair value. Such instruments do not qualify for hedge accounting under SFAS No. 133 and are thereby considered non-hedging derivatives. Accordingly, the embedded derivative should be recorded at fair value in the balance sheet, with changes in such fair value each period recorded to results of operations, classified according to nature of the item to which the embedded derivative instrument is related.

As discussed in Note 3.a to the Mexican GAAP financial statements, the Company early adopted the provisions of Mexican GAAP Bulletin C-10 and thus recognized the fair value of embedded derivative instruments during the year ended December 31, 2004. The early adoption was recorded as an asset during 2004, with the related charge as a cumulative effect of change in accounting principle (net of income tax and employee statutory profit sharing). Additionally, a gain to net comprehensive financing income for the year ended December 31, 2004 was recognized for the difference between the cumulative adjustment recorded at January 1, 2004 and the fair value of the embedded derivatives at December 31, 2004.

Although the Company adopted C-10 for Mexican GAAP purposes, a difference still arises between the accepted valuation methodologies of the embedded derivatives under U.S. GAAP and Mexican GAAP. The accepted valuation methodology under U.S. GAAP requires that at the inception of the contract, such embedded derivatives be “at-the-market” and thus, have a fair value being equal to zero. At each subsequent reporting date, the embedded derivatives are marked-to-market based on the difference between the forward curve rates on the monthly payments at the reporting date versus the forward curve rates on the monthly payments at the date of inception of the lease contract. Under Mexican GAAP, the embedded derivatives are valued from inception of the contract and at each reporting date based on the forward curve rates on the monthly payments at the reporting date versus the spot rate at the reporting date, applied to the future rentals receivable. This method effectively recognizes the present value of the changes in the exchange rates on the future rentals receivable.

Accordingly, the following adjustments are included in the reconciliation to U.S. GAAP:

-	For the years ended December 31, 2004, the Company reversed the cumulative effect of change in accounting principle recorded for Mexican GAAP purposes.

-
Under Mexican GAAP, an embedded derivative asset is generated compared to an embedded derivative liability under U.S. GAAP, based on the differences in the valuation methodologies. Accordingly, as of and for the years ended December 31, 2005 and 2004, the Company recorded the difference between the value of the embedded derivatives in the balance sheets under U.S. GAAP and Mexican GAAP as well as the difference between related change in the fair value of the embedded derivatives in the statements of income. For the year ended December 31, 2003, the Company recorded the embedded derivative under U.S. GAAP. There was no recognition of embedded derivatives in the Mexican GAAP financial statements for the year ended December 31, 2003.

-
Lastly, the change in the fair value of the embedded derivatives under U.S. GAAP is classified as revenues, based on the nature of the item to which the embedded derivative instrument is related, while under Mexican GAAP, such amount is included in net comprehensive financing income (expense).

A reconciliation of the adjustments made to net income for the recognition of the fair value of embedded derivatives is as follows:

	For the years ended December 31,
	2005	2004	2003

Amount recorded to net income under Mexican GAAP	$(20,291)	$36,357	$-
Reversal of cumulative effect of change in accounting principle	-	(37,540)	-
Effect for change in fair value of embedded derivatives	(8,868)	(2,823)	(10,333)

Total U.S. GAAP adjustments to net income	(8,868)	(40,363)	(10,333)

Amount recorded to net income under U.S. GAAP	$(29,159)	$(4,006)	$(10,333)

(v) Preoperating costs

In 2002, the Company established a new subsidiary, Pacífico Cargo, S.A. de C.V. (Pacífico Cargo), which will provide cargo and storage services at certain courier and freight companies at Guadalajara airport. Accordingly, the subsidiary has incurred various costs, including salaries, feasibility and marketing studies, insurance and various legal costs related to the opening the facility as well as internally developed intangible assets inherent in establishing and continuing the operations of the subsidiary. As of December 31, 2005, Pacífico Cargo is still in its preoperating period.

The preoperating expenses related to this subsidiary have been capitalized for Mexican GAAP purposes, in accordance with Bulletin C-8, Intangibles, which permits the capitalization of certain project development costs that fulfill the criteria established for recognition as assets. The capitalized costs will be amortized when the subsidiary starts operations and begins to generate revenue.

As these costs are one-time activities related to the opening of the subsidiary, for purposes of U.S. GAAP, they are considered to be start-up costs, which are expensed in accordance with Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Additionally, SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires that any internally developed intangible assets inherent to the continuity of a business enterprise be recognized as an expense when incurred. Accordingly, for purposes of U.S. GAAP, these costs have been charged directly to results.

(vi) Legal gain contingency

As described in Note 14 to the consolidated Mexican GAAP financial statements, in May 2005 the Company paid a fine to the SCHP for $11,446 related to its request for refund on the taxes paid on dividends. Based on the advice of its legal counsel, the Company determined that such fine had no legal basis and as such, in the Mexican GAAP financial statements, recorded the amount paid as a recoverable asset.

Under U.S. GAAP, such fine is considered a gain contingency. As realization of this amount is not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP is prohibited. Accordingly, the amount was included in other expenses for the years ended December 31, 2005.

(vii) Recoverable income taxes

As discussed in Note 14 to the consolidated Mexican GAAP financial statements, in 2002 the Company paid dividends, which generated $86,989 of income tax that was paid by the Company in 2002. As of December 31, 2002, the Company recorded a deferred tax asset for the income taxes paid, as the amount can be used to offset future income tax payable.

Additionally, based on the advice of its legal counsel, the Company was also entitled to a refund of such amount, which, under Mexican GAAP, was recorded as a recoverable income tax asset with a corresponding credit to income tax expense for the year ended December 31, 2002.

Under U.S. GAAP, the recoverable income tax asset is considered a gain contingency. As realization is not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP is prohibited. Accordingly, for the year ended December 31, 2002, the recognition of the deferred tax asset of $86,989 is eliminated, resulting in a reconciling item in the reconciliation of shareholders’ equity as of December 31, 2005 and 2004.

As additionally mentioned in Note 14, in November 2005, the Aguascalientes airport recovered $4,826 (historical pesos) related to this recoverable income tax. Accordingly, this amount is included as other income in the U.S. GAAP reconciliation for the year ended December 31, 2005.

(viii) Deferred income taxes

Under Mexican GAAP, the Company recognizes income taxes based on Bulletin D-4, Accounting for Income Taxes, Asset Taxes and Employee Statutory Profit Sharing, which requires the application of a methodology similar to SFAS No. 109, Accounting for Income Taxes (SFAS No. 109).

The deferred tax adjustments required to reconcile net income and shareholders’ equity under Mexican GAAP to U.S. GAAP as of and for the years ended December 31, 2005, 2004 and 2003 result from the differences in accounting for the cost of airport concessions, amortization of the rights to use airport facilities, recognition of the fair value of embedded derivative instruments and the effect of preoperating costs, as explained in previous paragraphs.

For U.S. GAAP purposes, there is no accounting basis for the airport concessions. However, a tax basis exists for Mexican statutory tax purposes, which results in an increase to the long-term deferred tax asset related to concessions. Additionally, because of the difference in the amortization rates of land for purposes of U.S. GAAP and Mexican GAAP, a different book basis exists under each set of accounting principles, thereby decreasing the long-term deferred tax asset recorded for Mexican GAAP purposes. The net effect was an increase to the deferred tax asset of $4,843,230 and $4,956,097 as of December 31, 2005 and 2004, respectively, and a related charge to net income of $112,867, $807,917 and $113,681 for the years ended December 31, 2005, 2004 and 2003, respectively.

As there is no tax basis for embedded derivatives for Mexican statutory purposes, a deferred tax effect is generated based on the accounting value of the embedded derivative. Due to the difference in the valuation methodologies, an embedded derivative asset is generated under Mexican GAAP compared to a liability under U.S. GAAP.

Accordingly, the U.S. GAAP reconciliation includes an amount to adjust the deferred tax asset under Mexican GAAP to a deferred tax liability that results for U.S. GAAP purposes.

Under both Mexican GAAP and U.S. GAAP, the change in the deferred tax asset resulting from the effects of accounting for inflation is recorded as a component of income tax expense.

A reconciliation of the net deferred income tax asset from Mexican GAAP to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31 are as follows:

	2005	2004
Reconciliation of deferred income tax asset:

Net deferred income tax asset under Mexican GAAP	$702,033	$668,557
Effect of cost of airport concessions	4,797,564	4,917,579
Effect of amortization of assets under capital lease (“rights to use airport facilities” under Mexican GAAP)	45,666	38,518
Effect of embedded derivatives	15,480	12,993
Effect of preoperating costs	5,403	4,017
Total U.S. GAAP adjustments to net deferred income tax asset	4,864,113	4,973,107

Net deferred income tax asset under U.S. GAAP	$5,566,146	$5,641,664

Composition of net deferred income tax asset:

Current assets (liabilities):
Airport concessions	$126,514	$132,199
Embedded derivative instruments	259	96

Total current assets - net	$126,773	$132,295

Non-current assets (liabilities):
Airport concessions and assets under capital lease (“rights to use airport facilities” under Mexican GAAP)	$5,109,982	$5,310,022
Embedded derivative instruments	10,722	2,717
Tax loss carryforwards	104,898	14,343
Recoverable tax on assets	733,954	586,802
Trade accounts receivable	9,526	9,648
Preoperating costs	5,403	4,017
Valuation allowance for recoverable IMPAC paid	(489,805)	(403,837)
Valuation allowance for tax loss carryforwards	(45,307)	(14,343)
Total non-current assets - net	$5,439,373	$5,509,369

Total net deferred income tax asset	$5,566,146	$5,641,664

A reconciliation of the Mexican statutory tax rate to the Company’s effective tax rate under U.S. GAAP is as follows:

	For the years ended December 31,
	2005	2004	2003

Statutory rate	30%	33%	34%
Effect of permanent differences	(1)%	1%	(1)%
Effects of inflation	1%	2%	-
Effects of ASA services	-	-	2%
Effect of change in statutory rate on deferred income taxes	-	64%	-
Change in valuation allowance	9%	10%	14%

Effective rate	39%	110%	49%

As set forth in the table above, the primary reason for the decrease in the effective rate from 110% in 2004 to 39% in 2005 is the effect of change in statutory rate, as mandated by the Mexican tax authority in December 2004.

(ix) Statutory employee profit sharing

Under Mexican GAAP, statutory employee profit sharing expense is reported along with the Company’s income tax expense. Additionally, deferred statutory employee profit sharing is only recognized when it can be reasonably assumed a liability or benefit will be generated and that circumstances will not change in such a way that the liability will not be paid.

Under U.S. GAAP, statutory employee profit sharing is recorded as a component of operating costs. Accordingly, this difference, which does not affect net income (loss) for U.S. GAAP purposes, would decrease income tax expense and increase operating costs by $669, $771 and $545 for the years ended December 31, 2005, 2004 and 2003, respectively.

Additionally, U.S. GAAP requires that deferred statutory employee profit sharing be calculated using a balance sheet methodology, similar to that of SFAS No. 109, the resulting liability determined as the difference between the assets and liabilities in the consolidated financial statements and the assets and liabilities determined in accordance with the Mexican law related to employee profit sharing. The Company has not recorded a liability related to deferred statutory employee profit sharing as the amount is not considered significant.

(x) Severance benefits

Under Mexican GAAP, as mentioned in Notes 3.a and 10, effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, which require the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, Employers' Accounting for Postemployment Benefits, which has been effective since 1994. The Company had not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified nor was it considered to be a material amount, given the low seniority of the Company’s employees.

Beginning in 2005, the Company applies the same considerations as required by Mexican GAAP to recognize the severance indemnity liability for U.S. GAAP purposes. However, the Company believes an obligation should have been recorded since the effective date of SFAS No. 112. The cumulative effect of the severance obligation related to vested services has been recorded as a transition obligation in the 2005 consolidated balance sheet, since the effect is not considered to be quantitatively or qualitatively material to the Company’s consolidated U.S. GAAP financial statements for any of the years presented, taken as a whole.

Additional disclosure requirements

(a) Cash and cash equivalents: The Company has invested in bonds and other marketable securities which have original maturities greater than 90 days, but which are bought and held with the intent to sell in the near term. Under Mexican GAAP, temporary investments and marketable securities expected to be held less than one year are considered to be cash equivalents in the consolidated Mexican GAAP financial statements.

Under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115), temporary investments and marketable securities with original maturities greater than 90 days are considered to be investments classified as either held-to-maturity, available-for-sale or trading, included in current or long-term assets as appropriate. As the securities held by the Company are purchased principally for the purpose of selling them in the near term, they are classified as trading securities in accordance with SFAS No. 115 and are included in current assets. Accordingly, investments of $116,007 and $250,145 are classified as other current assets, separate from cash and cash equivalents, in the U.S. GAAP condensed balance sheet and in the cash flow statement, at December 31, 2005 and 2004, respectively.

(b) Fair value of financial instruments: SFAS No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, marketable securities (reclassified to other current assets for purposes of U.S. GAAP), accounts receivable, accounts payable and embedded derivative instruments.

The estimated fair value amounts as discussed below have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value. Accordingly, the estimates discussed herein and presented within the financial statements are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable and accounts payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate.

The Company’s short-term investments (as reclassified to other current assets under U.S. GAAP) consist of bonds. The fair value of these instruments was determined using quoted market prices.

The fair value of the Company’s embedded derivative instruments was determined based on the mark-to-market value.

(c) Comprehensive income: SFAS No. 130, Reporting Comprehensive Income, requires companies to report, in addition to net income, all other changes in their equity during a period resulting from transactions and other events and circumstances from nonowner sources, including all changes in equity during a period except those from investments by owners and distributions to owners. As the Company did not generate changes in equity from nonowner sources, the Company’s comprehensive income for the years ended December 31, 2005, 2004 and 2003 includes solely the net income of those respective periods.

(d) Earnings per share according to U.S. GAAP: In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock option as well as the forfeitable five percent of AMP’s shares held in the trust. All weighted average number of common shares outstanding and potential common shares include the effects of the one for 28.55583444 reverse stock split (see Note 23.c).

Diluted earnings per share for the years ended December 31, 2005 and 2003 include 4,207,500 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under SFAS No. 128, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved.

The option to purchase 5,610,000, 16,830,000 and 22,440,000 shares of common stock as of December 31, 2005, 2004 and 2003, respectively, at a price of U.S.$3.898, U.S.$3.873 and U.S.$3.728, respectively, were not included in the computation of diluted EPS for the years ended December 31, 2005, 2004 and 2003 because the effect of such option would be anti-dilutive. Additionally, forfeitable shares of 4,207,500, considered to be contingently issuable shares under SFAS No. 128 were also not included in the computation of diluted EPS for the year ended December 31, 2004, as the effect of these contingently issuable shares would be anti-dilutive, due to the net loss incurred by the Company for this year.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2005	2004	2003

Numerator
Net income (loss) under U.S. GAAP	$888,596	$(119,730)	$530,274

Denominator (share amounts)
Weighted average number of common shares outstanding	556,792,500	556,792,500	556,792,500
Dilutive effects of stock option	-	-	-
Dilutive effects of forfeitable shares	4,207,500	-	4,207,500
Total potential dilutive shares	561,000,000	556,792,500	561,000,000

Basic earnings per share	$1.5959	$(0.2150)	$0.9524

Diluted earnings per share	$1.5840	$(0.2150)	$0.9452

(e) Supplemental cash flow information: Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, Statement of Changes in Financial Position, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos.

For U.S. GAAP purposes, the Company has provided a statement of cash flows in accordance with SFAS No. 95, Statement of Cash Flows, which presents only cash movements, excluding the effects of inflation, and requires that additional information related to non-cash investing and financing transactions and other events be provided separately. Presented below are statements of cash flows of the Company in accordance with U.S. GAAP for the years ended December 31:

	2005	2004	2003

Operating activities:
Net income under U.S. GAAP	$888,596	$(119,730)	$530,274
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	243,182	231,149	204,958
Provision for seniority premiums	3,436	1,889	(1,587)
Deferred fees for technical assistance services	14,714	14,441	2,017
Embedded derivatives	29,159	4,006	10,333
Deferred income taxes	222,670	981,626	280,798
Changes in operating assets and liabilities:
Trade accounts receivable	(2,453)	62,100	(234,039)
Short-term marketable securities	128,543	(97,970)	(166,130)
Recoverable taxes and other current assets	(15,657)	26,660	11,633
Recoverable tax on assets	(169,312)	(183,414)	(222,289)
Recoverable income taxes	6,292	23,614	53,858
Government concession fees	2,118	3,250	5,092
Accounts payable and other	51,032	43,562	(75,653)
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party	17,866	11,664	3,515
Income tax, asset tax and employee statutory profit sharing payable	(13,398)	37,784	(8,117)
Deposits received	4,051	14,406	3,405
Loss from monetary position	47,161	83,191	59,463

Net cash provided by operating activities	1,458,000	1,138,228	457,531

Cash flows used in investing activities:
Buildings improvements, machinery and equipment	(581,920)	(299,147)	(314,641)
Other acquired rights	-	(431,189)	-
Other assets	(542)	(1,931)	(9,148)

Net cash used in investing activities	(582,462)	(732,267)	(323,789)

Cash flows used in financing activities-
Dividend payments	(1,052,199)	(293,301)	(278,949)

Effects of inflation accounting	(18,387)	(34,347)	(29,670)

Increase (decrease) in cash and cash equivalents	(195,048)	78,313	(174,877)

Cash and cash equivalents at beginning of period	978,388	900,075	1,074,952

Cash and cash equivalents at end of period	$783,340	$978,388	$900,075

Supplemental cash disclosures:
Cash paid for income tax and asset tax	$487,113	$457,646	$443,116

(g) Valuation and qualifying accounts:

Description	Balance at beginning of year	Additions charged to costs and expenses	Inflation effects	Deductions	Balance at end of Year

Allowance for doubtful accounts
2005	$38,929	$2,497	$-	$4,672	$36,754
2004	15,503	25,915	755	3,244	38,929
2003	13,472	1,869	162	-	15,503

Recently issued accounting standards (U.S. GAAP)

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payments or SFAS No. 123(R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased, or cancelled after the effective date. SFAS No. 123(R) will be effective for the Company’s fiscal year ending December 31, 2006. The Company does not expect the adoption of SFAS No. 123(R) will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 or SFAS No. 153, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

At the September 29 and 30, 2004 and November 17 and 18, 2004 Emerging Issues Task Force (“EITF”) meetings, the EITF discussed Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”) should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The Company applied the consensus in EITF 04-10 to its 2005 financial statements, which did not affect the presentation or aggregation of it’s operating segments.

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

23.	Subsequent events

a.
On January 25, 2006, the Company entered into a line of credit which provides for the issuance of letters of credit up to an aggregate amount of $300,000 with a financial institution in order to guarantee all amounts claimed by the municipal authorities at its airports that are referred to in Note 16.a. However, until the credit line expires in 2009, the Company’s airport subsidiaries are subject to certain financial covenants, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as shareholders’ equity less intangible assets (including the Company’s concessions) and reserves for inflationary effects, in each case under Mexican GAAP) of at least $2,100,000, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letters of credit and (iii) earn consolidated annual EBITDA of at least $1,000,000. On February 9, 2006, an irrevocable standby letter of credit was issued by a financial institution of the Tijuana airport for $141,770. The standby letter of credit was granted to the bond institution that is issuing the bond to municipal authorities in Tijuana in response to the encumbrance described in Note 16.a.

b.
With regards to the judicial process that is pending resolution related to Remaconst as described in Note 16.e, on January 26, 2006 the Company obtained a favorable judgment in the appeal that was filed by Remaconst against the first judgment, which was also favorable to the Company.

c.	During an Extraordinary General Shareholders’ Meeting held on February 2, 2006, the shareholders approved the following:

(i)	the conversion of all outstanding variable common stock into fixed common stock so that as of such date, all outstanding common stock of the Company will be represented by fixed capital; and

(ii)
a 1-for-28.55583444 reverse stock split of the Company’s outstanding common stock, reducing the number of shares outstanding at such date from 16,019,823,119 shares to 561,000,000 shares. All share, per share and option data in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively restated to reflect the reduction in the number of shares outstanding resulting from the reverse stock split for all periods presented.

d.
On February 24, 2006, the Company made a public offering of Series B shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its shares, both in the U.S. Stock Exchange market, via the New York Stock Exchange, and in Mexico, via the Mexican Stock Exchange. Consequently, as of such date, the Company became a public entity in both Mexico and the United States of America and is required to meet the various obligations and legal provisions applicable in each country for public entities.

e.	In an Ordinary General Shareholders’ Meeting held on April 20, 2006, the shareholders declared cash dividends in the amount of $724,450 historical pesos, which were paid on May 8, 2006.

* * * * * *