Form 20-F
period 2006-12-31
Pacific Airport Group
filed 2007-06-29
CIK 1347557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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

Yes                 No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                 No  ☒

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

Yes                 No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

Yes                 No  ☒

i

ii

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2.        Offer Statistics and Expected Timetable

          Not applicable.

Item 3.        Key Information

SELECTED FINANCIAL DATA

          The following tables present a summary of our consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total stockholders’ equity is also provided in the following tables. Note 23 to our audited consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to our business.

          MFRS provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican Consumer Price Index (Índice Nacional de Precios al Consumidor or INPC), restating the components of stockholders’ equity using the INPC and recording gains or losses in purchasing power from holding monetary assets or liabilities. MFRS requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, our audited consolidated financial statements and all other financial information contained herein are presented in constant pesos with purchasing power as of December 31, 2006, unless otherwise noted.

          This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.7995 per U.S. dollar, the noon buying rate published by the Federal Reserve Bank of New York for transfers in Mexican pesos on December 29, 2006.

          References in this Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. We publish our audited consolidated financial statements in pesos.

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

	Year ended December 31,

	2002		2003		2004		2005		2006		2006

	(thousands of pesos) (1)										(thousands of dollars) (2)

Income statement data:

MFRS:

Revenues:
Aeronautical services(3)	Ps.	1,638,882	Ps.	1,753,791	Ps.	1,940,926	Ps.	2,198,472	Ps.	2,390,333	U.S.$	221,337
Non-aeronautical services(4)		211,796		310,605		414,050		497,792		545,473		50,509
Total revenues		1,850,678		2,064,396		2,354,976		2,696,264		2,935,806		271,846
Operating costs:
Costs of services:
Employee costs		273,267		277,102		286,994		297,349		311,396		28,834
Maintenance		105,804		101,656		109,005		126,813		122,813		11,372
Safety, security & insurance		73,954		82,126		90,356		88,561		99,005		9,168
Utilities		52,797		57,471		66,479		69,709		82,302		7,621
Other		61,304		85,408		102,893		94,672		116,700		10,806
Total costs of services		567,126		603,763		655,726		677,104		732,216		67,801
Technical assistance fees(5)		61,313		69,371		81,213		96,104		105,317		9,752
Concession taxes(6)		91,288		102,403		116,964		133,909		145,849		13,505
Depreciation and amortization:
Depreciation(7)		54,098		80,399		101,765		109,738		184,762		17,108
Amortization(8)		477,330		477,607		494,582		532,394		532,409		49,299
Total depreciation and amortization		531,428		558,007		596,347		642,132		717,171		66,407
Total operating costs		1,251,155		1,333,543		1,450,250		1,549,249		1,700,553		157,465
Income from operations		599,524		730,852		904,726		1,147,015		1,235,253		114,381
Net comprehensive financing income (expense)		33,986		25,067		(15,341)		12,032		29,095		2,694
Other income (expense)		(59,473)		(10)		(2,550)		(847)		1,682		156
Income before income taxes, statutory employee profit sharing and cumulative effect of change in accounting principle		574,037		755,909		886,835		1,158,199		1,266,030		117,231
Income tax and employee statutory profit sharing expense		(329,087)		(421,216)		(496,570)		(472,705)		(371,634)		(34,412)
Cumulative effect of change in accounting principle(9)		0		0		26,172		0		0		0
Consolidated net income		244,949		334,692		416,437		685,494		894,396		82,819
Basic and diluted earnings per share before cumulative effect of change in accounting principle	Ps.	0.4366	Ps.	0.5966	Ps.	0.6957	Ps.	1.2219	Ps.	1.5943	U.S.$	0.1476
Basic and diluted earnings per share generated by cumulative effect of change in accounting principle	Ps.	0.0000	Ps.	0.0000	Ps.	0.0466	Ps.	0.0000	Ps.	0.0000	U.S.$	0.0000
Basic and diluted earnings per share(10)	Ps.	0.4366	Ps.	0.5966	Ps.	0.7423	Ps.	1.2219	Ps.	1.5943	U.S.$	0.1476
Basic and diluted earnings per ADS(10)	Ps.	4.3663	Ps.	5.9662	Ps.	7.4229	Ps.	12.2196	Ps.	15.9430	U.S.$	1.4763
Dividends per share(11)	Ps.	0.0000	Ps.	0.5173	Ps.	0.5440	Ps.	1.9516	Ps.	1.3302	U.S.$	0.1232
Dividends per ADS(11)	Ps.	0.0000	Ps.	5.1737	Ps.	5.4398	Ps.	19.5156	Ps.	13.3022	U.S.$	1.2317

U.S. GAAP:
Revenues					Ps.	2,350,808	Ps.	2,665,923	Ps.	2,929,157	U.S.$	271,231
Income from operations						1,225,680		1,484,592		1,537,745		142,390
Consolidated net income (loss)						(124,579)		924,584		1,099,935		101,851
Basic earnings (loss) per share(10)						(0.2237)		1.6606		1.9755		0.1829
Diluted earnings (loss) per share(12)						(0.2237)		1.6481		1.9607		0.1816
Basic earnings (loss) per ADS(10)						(2.2371)		16.6055		19.7550		1.8293
Diluted earnings (loss) per ADS(12)						(2.2371)		16.4814		19.6070		1.8155

Other operating data :
Total terminal passengers (thousands of passengers)(13)		15,294		16,444		17,516		19,135		20,514		20,514
Total air traffic movements (thousands of movements)		378		382		390		415		446		446
Total revenues per terminal passenger(14)	Ps.	116	Ps.	121	Ps.	129	Ps.	135	Ps.	143	U.S.$	13

	Year ended December 31,

	2002		2003		2004		2005		2006		2006

	(thousands of pesos) (1)										(thousands of dollars) (2)

Balance sheet data:
MFRS:
Cash and cash equivalents	Ps.	1,118,488	Ps.	1,105,808	Ps.	1,278,289	Ps.	815,066	Ps.	897,368	U.S.$	83,093
Total current assets		1,408,583		1,611,413		1,669,083		1,332,393		1,646,050		152,419
Airport concessions, net		18,983,239		18,611,718		18,229,108		17,813,236		17,397,363		1,610,942
Rights to use airport facilities, net		2,779,010		2,682,648		2,586,289		2,489,928		2,393,567		221,637
Total assets		25,485,683		25,449,478		25,667,229		25,331,488		25,515,711		2,362,675
Current liabilities		192,071		109,653		199,809		242,057		266,707		24,696
Total liabilities		196,747		116,095		222,589		296,167		332,247		30,765
Total stockholders’ equity(15)		25,288,936		25,333,384		25,444,640		25,035,321		25,183,464		2,331,910

U.S. GAAP:
Cash and cash equivalents						1,018,013		815,066		897,368		83,093
Total current assets						1,806,593		1,342,495		1,657,190		153,451
Assets under concession (“Rights to use airport facilities” under MFRS)						2,443,505		2,320,372		2,197,239		203,457
Total assets						12,326,626		12,282,045		12,733,794		1,179,110
Current liabilities						200,164		249,441		279,928		25,920
Total liabilities						233,022		343,362		395,351		36,608
Total stockholders’ equity(15)						12,093,604		11,938,683		12,338,443		1,142,501

Other data:
MFRS:
Net resources provided by operating activities		692,484		614,468		1,692,785		1,503,095		1,470,190		136,135
Net resources used in financing activities		(90,512)		(290,246)		(305,180)		(1,094,814)		(746,253)		(69,101)
Net resources used in investing activities		(542,121)		(336,902)		(776,806)		(611,228)		(641,635)		(59,413)
Increase (decrease) in cash and cash equivalents		59,851		(12,681)		610,799		(202,947)		82,302		7,621

U.S. GAAP:(16)
Net cash provided by operating activities(17)						1,157,984		1,480,837		1,476,167		136,688
Net cash used in investing activities(17)						(736,621)		(571,551)		(625,670)		(57,935)
Net cash used in financing activities						(305,180)		(1,094,814)		(746,253)		(69,101)
Effect of inflation accounting(17)						(34,698)		(17,419)		(21,942)		(2,032)
Increase (decrease) in cash and cash equivalents						81,485		(202,947)		82,302		7,621

(1) All peso amounts are expressed in constant pesos with purchasing power as of December 31, 2006. Per-share peso amounts are expressed in pesos (not thousands of pesos). Operating data are expressed in the units indicated.

(2) Translated into dollars at the rate of Ps. 10.7995 per U.S. dollar, the noon buying rate published by the Federal Reserve Bank of New York for transfers in Mexican pesos on December 29, 2006. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in dollars (not thousands of dollars). Operating data are expressed in the units indicated.

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

(4) Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from car parking charges; leasing of commercial space to tenants, advertisers, taxis and other ground transportation providers and other miscellaneous sources of revenues. Pursuant to our operating concessions and Mexico’s Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation, or SCT (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates.

(5) Beginning January 1, 2000, we began paying Aeropuertos Mexicanos del Pacífico S.A. de C.V. (“AMP”) a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.

(6) As of November 1, 1998, each of our subsidiary concession holders has been required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues.

(7) Reflects depreciation of fixed assets.

(8) Reflects amortization of concessions, rights to use airport facilities, recovered long-term leases and parking lots.

(9) Represents the gain that resulted from the application of MFRS Bulletin C-10 governing derivative financial instruments and other hedging operations. See Note 3.k to our audited consolidated financial statements.

(10) Based on the ratio of 10 Series B shares per ADS. For MFRS purposes, based on a weighted average of 561,000,000 common shares outstanding in each period. For U.S. GAAP purposes, based on a weighted average of 556,792,500 common shares outstanding in each period.

(11) Dollar amounts were $0.0479 per share in 2003, $0.0504 per share in 2004, $0.1807 per share in 2005 and $0.1232 per share in 2006, and $0.4791 per ADS in 2003, $0.5037 per ADS in 2004, $1.8071 per ADS in 2005 and $1.2317 per ADS in 2006.

(12) Based on the ratio of 10 Series B shares per ADS. Based on a weighted average of 561,000,000 common shares and common share equivalents outstanding for the years ended December 31, 2005 and 2006 and 556,792,500 common shares and common share equivalents outstanding for the year ended December 31, 2004.

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

(15) Total stockholders’ equity under MFRS reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.

(16) U.S. GAAP cash-flow data is expressed in nominal Mexican pesos.

(17) See Note 23 to our audited consolidated financial statements contained in Item 18 hereof.

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

	Exchange Rate

Year Ended December 31,	High	Low	Period End	Average(1)

2001	9.97	8.95	9.16	9.33
2002	10.43	9.00	10.43	9.75
2003	11.41	10.11	11.24	10.85
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.88
2006	11.46	10.43	10.80	10.91
December 2006	10.99	10.77	10.80	10.85
2007:
January 2007	11.09	10.77	11.04	10.96
February 2007	11.16	10.92	11.16	11.00
March 2007	11.18	11.01	11.04	11.11
April 2007	11.03	10.92	10.93	10.98
May 2007	10.93	10.74	10.74	10.82

(1)	Average of month-end rates or daily rates, as applicable.

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

          On June 25, 2007, the Federal Reserve Bank of New York´s noon buying rate was Ps. 10.8151 per U.S. $1.00

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

          In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although Mexican law clearly specifies that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised. We maintain that the new policy will not be implemented at our airports until we enter into a written agreement with our airline customers regarding the allocation of cost and responsibility. The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. If we are required to purchase, install and operate the new screening equipment, this could increase our exposure to liability. We could be required to undertake significant capital expenditures to purchase the equipment and incur ongoing expenses to maintain the equipment we have purchased, which could restrict our liquidity and adversely affect our results of operations.

International events could have a negative impact on international air travel.

          Historically, a substantial majority of our revenues has been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals we operate, and are collected by the airlines and paid to us. In 2004, 2005 and 2006, passenger charges represented 64.9%, 65.4% and 65.1%, respectively, of our total revenues. Events such as the war in Iraq and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis in 2003 have negatively affected the frequency and pattern of air travel worldwide. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

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

          As part of a tax planning strategy that we implemented in 2002 following the recommendation of our tax advisors, we recorded in our audited consolidated financial statements a recoverable income tax asset of Ps. 76.9 million (nominal pesos) as of December 31, 2002. This asset related to the expected recovery of income taxes paid on the distribution of dividends. In July 2003, we requested the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público) confirm the criteria under which we were claiming this refund. This request was rejected. Subsequently, we initiated proceedings before the Mexican Tax Court (Tribunal Federal de Justicia Fiscal y Administrativa) seeking to have our refund claims adjudicated in our favor. For a further discussion of this asset, see Note 15.a to our audited consolidated financial statements. Although this receivable may be recognized under MFRS, under U.S. GAAP, the recoverable income tax asset is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

          In the case of the Tijuana International Airport, in May 2005, after we initiated proceedings before the Mexican Tax Court seeking to have our refund claims adjudicated in our favor, the Mexican Treasury Department fined us Ps. 19.1 million (nominal pesos) based on a finding that our refund request relating to this airport was unfounded. We paid the fine in order to obtain a discount on the fine (which was reduced to Ps. 11.4 million nominal pesos) and to avoid accruing interest and inflation adjustments while we contest the fine before the Mexican Tax Court. On April 24, 2007, the Mexican Tax Court found (i) that our claim for the refund we were requesting was unfounded and (ii) that the fine was incorrectly requested by the Mexican Treasury Department based on procedural reasons, thereby declaring the fine null and void. However, the Mexican Tax Court left open the possibility that the Mexican Treasury Department could, in the future, overcome its procedural error and correctly request the fine in the manner it originally sought. Giving these holdings, the Company has continued its litigation through an appeal to seek (i) an ultimate declaration of the inapplicability of the fine and (ii) confirmation of the criteria for the recoverability of income tax on dividends.

If we are successful in having the fine annulled, we will recover the amount of the fine plus interest and inflation adjustments. We have recorded the expected refund of the fine as an asset in our audited consolidated financial statements for the year ended December 31, 2006, as we do not believe there is any legal basis for the fine. For U.S. GAAP purposes, such refund is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

There can be no assurance that we will be successful in our claims with respect to the tax refunds at our remaining airports. If these claims are not decided in our favor, we may be required to write off the remaining asset we have recorded in respect of the anticipated refund as well as any related fines we have paid. As of December 31, 2006, the aggregate amount of these assets was approximately Ps. 78.4 million (nominal pesos).

A claim against us by a construction company relating to work at the Guadalajara airport could have a negative resolution

          In August 2005, we entered into a construction contract with Grupo de Ingenieria Universal, S.A. de C.V., or GIUSA, for the development of a new segment of the Guadalajara International Airport’s apron. GIUSA delayed the project and we therefore executed the performance bond posted by GIUSA in an amount equal to 20% of the total contract value. However, we were not able to obtain such execution because, in September 2006, GIUSA initiated legal proceedings against us, claiming breach of contract by us and seeking the full contract amount and additional damages, together totaling Ps. 43 million. If we are unsuccessful in the case against us, we could be required to pay the amount claimed by GIUSA.

Competition from other tourist destinations could adversely affect our business.

          The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our Los Cabos International Airport and our Puerto Vallarta International Airport) may vary as a result of factors beyond our control, including the level of tourism in Mexico. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancun and Acapulco, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels, the failure of which could directly and indirectly affect our revenues from aeronautical and non-aeronautical services, respectively.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

          In 2006 approximately 78.5% of our revenues were generated from four of our 12 airports. The following table lists the percentage of total revenues generated at our airports in that year:

Airport	For year ended December 31, 2006

Guadalajara International Airport	3.2%
Tijuana International Airport	12.7
Puerto Vallarta International Airport	15.9
Los Cabos International Airport	16.7
Eight other airports	21.5

Total	100.0%

          As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

          Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 54.2% of our total employees at December 31, 2006), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

          Consorcio Aeromexico, S.A. de C.V., or Consorcio Aeromexico, is a holding company that owns Aeromexico, one of the principal domestic airlines operating at our airports. The Mexican government is the majority owner of Consorcio Aeromexico and it controls Consorcio Aeromexico primarily through the Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario). Of the total revenues generated at our airports in 2006, Aeromexico and Aerolitoral (which is also owned by Consorcio Aeromexico) together accounted for 18.3%, while Grupo Mexicana (composed of Mexicana de Aviación and Click Mexicana), which until December 2005 was owned by the government, and which is now owned by Grupo Posadas S.A. de C.V., represented 13.2%. An additional 25 airlines together represented 42.6%. None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. In addition, Consorcio Aeromexico has announced publicly that it intends to sell all or a portion of its remaining ownership interest in its airlines, and we can offer no assurance that these airlines, operating independently of Consorcio Aeromexico, would continue to use any or all of our airports. Decisions made by Consorcio Aeromexico with respect to its remaining ownership interest in its airlines could also affect the operations and business of Aeromexico and Aerolitoral and have a material adverse effect on our results of operations. Our business and results of operations could be adversely affected if we do not continue to generate comparable levels of our revenues from our key customers.

          In 2006, the passenger charges that we invoiced to airlines controlled by Consorcio Aeromexico and by Grupo Mexicana were generally collected, on a weighted average basis, approximately 93 to 103 days following the invoice delivery date. The actual term for payment generally is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range). Our revenues from passenger charges are not secured by a bond or any other collateral. Thus, in the event of insolvency of any airline, as occurred in 2003 in the case of Líneas Aéreas Allegro S.A. de C.V., we would not be assured of collecting any amounts invoiced to that airline in respect of passenger charges, which could negatively affect our cash flows from operations or our results of operations.

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

          On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes) and the SCT pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for aeronautical services applicable to those airlines for 2003 and 2004 and a methodology for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2005 and 2006. The National Air Transportation Chamber of Commerce agreed to cause our principal airline customers to enter into (a) contracts governing charges for aeronautical services, (b) lease contracts for property used by the airlines and (c) contracts governing collection of passenger charges. As of December 31, 2005, these airlines had entered into agreements with us such that proceedings against us were either resolved or dismissed and no fees remained subject to further dispute. These agreements represented (a) virtually all of the relevant contracts governing the collection of passenger charges, (b) a substantial majority of the agreements for the leasing of space in our terminals and (c) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number agreements to be entered into. In December 2006, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2007, 2008 and 2009, covering the same aspects as the prior agreement as well as incorporating an increase in passenger charges. This renewal agreement is more focused on the support and development of, and increased frequencies on, new routes.

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

          In addition, we are dependent on third-party providers of certain complementary services such as catering and baggage handling. If these service providers were to halt operations at any of our airports, we would be required to seek a new service provider or provide services ourselves, either of which would likely result in increased capital expenditures or costs and have an adverse impact on our cash generation and results of operations.

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

          Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2004, 2005 and 2006, approximately 82.4%, 81.5% and 81.4%, respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the SCT for five-year terms. Except under limited circumstances, we generally do not have the unilateral ability to change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

          Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index Indice Nacional de Precios al Productor) (excluding petroleum)). Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances (including, among others, required capital investments not foreseen in our master development programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by us to the Mexican government), our concessions provide that such a request will be approved only if the SCT determines that events specified in our concessions have occurred. Therefore, there can be no assurance that any such request would be granted.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

          Historically, we have set the prices we charge for regulated services at each airport in order to be as close as possible to our authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2004, our revenues subject to maximum rate regulation represented 98.2% of the amount we were entitled to earn under the maximum rates for all of our airports, while in 2005 and 2006, our revenues subject to maximum rate regulation represented 99.2% and 98.8%, respectively, of the amounts we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

          The Mexican government may also terminate one or more of our concessions at any time through reversion (rescate), if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. The Mexican government may also assume the operation of any airport (through a process known as a requisa) in the event of war, public disturbance or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government, under Mexican law, is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers. In the event of a mandated change in our operations, the Mexican government is required to compensate us for the cost of that change. Similarly, in the event of an assumption of our operations other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. There can be no assurance that we will receive compensation equivalent to the value of our investment in, or any additional damages related to, our concessions and related assets in the event of such action.

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

          The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) currently requires us to manage and control aircraft movements in and out of our arrival and departure gates and remote boarding locations directly at our Puerto Vallarta International Airport and our Guadalajara International Airport. At our other airports, these aircraft movements are monitored directly by the Mexican Air Traffic Control Authority. Should the Mexican Air Traffic Control Authority require us to control these aircraft movements directly at any or all of our other ten airports in the future, our results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

Risks Related to Our Controlling Stockholder

AMP controls our management, and AMP’s interests may differ from those of other stockholders.

          AMP holds Series BB shares currently representing 15% of our outstanding capital stock. Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right (upon consultation with our Nominations and Compensation Committee) to appoint and remove our top-level executive officers, to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014 AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. In addition, stockholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the stockholders’ meeting of AMP and ultimately at our stockholders’ meetings.

          AMP’s veto, appointment and other rights could adversely impact our operations and constitute an obstacle for us to bring in a new strategic stockholder and/or operator. Through the right to appoint and remove members of our senior management, AMP directs the actions of our management in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. The interests of AMP may differ from those of our other stockholders and be contrary to the preferences and expectations of our other stockholders and we can offer no assurance that AMP and the officers appointed by AMP will exercise their rights in ways that favor the interests of our other stockholders.

If AMP should decide to sell all or a portion of its interest in us, our operations could be adversely affected.

          AMP currently exercises a substantial influence over our management, as described above. Our bylaws and certain of the agreements executed in connection with the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since that date, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. After August 25, 2009, AMP may additionally sell in any year up to 20% of its remaining 51% interest in our Series BB shares. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Should AMP divest its interest in us or cease to hold Series BB shares, our management could change significantly and our operations could be adversely affected as a result. The termination of the technical assistance agreement with AMP may also adversely affect or disrupt our operations.

Official inquiries relating to certain requirements of the privatization guidelines and the participation agreement relating to our privatization could have a material adverse effect on our operations or the value of our securities.

          In 1999, as part of the first stage in the process of opening Mexico’s airports to private investment, the Mexican government sold a 15% equity interest in us to AMP pursuant to a public bidding process.

          Pursuant to the guidelines published by the Mexican government during the first phase of our privatization and the participation agreement setting forth the rights and obligations of each of the parties involved in our privatization, certain rights and obligations were given to AMP.

          In 2004 and 2005, various reports in the Mexican press alleged that AMP did not comply with certain of its obligations under the privatization guidelines and the participation agreement, specifically the requirements related with the nationality of the Mexican partner. In June 2005, the Permanent Commission of the Mexican Federal Congress (Comisión Permanente del Congreso Federal) requested that the SCT and other agencies of the federal government investigate these allegations and report on our share ownership structure and certain related matters.

          In January 2006, the previous Mexican partner sold its 25.5% interest in AMP to Controladora Mexicana de Aeropuertos, S.A. de C.V., or Controladora Mexicana, a Mexican joint venture company 50% owned by Pal Aeropuertos, S.A. de C.V., and 50% owned by

Promotora Aeronautica del Pacifico, S.A. de C.V. The SCT approved the sale to Controladora Mexicana, including its role as AMP’s Mexican partner pursuant to the privatization guidelines and the participation agreement relating to our privatization.

          Although we believe AMP satisfies all their requirements under the privatization guidelines and the participation agreement, there can be no assurance that future allegations or official inquiries relating to AMP’s compliance with its obligations under those requirements will not take place. In the event of future inquiries or an official finding that AMP is or was not in compliance with the requirements of the privatization guidelines or the participation agreement, AMP could be subject to fines and the technical assistance agreement between us and AMP could be terminated, which could have a material adverse effect on our operations. In addition, there can be no assurance that any such developments would not result in a material decrease in the market value of our shares or ADSs.

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

          Mexico has, particularly from 1982 to 1987, from December 1994 through 1995 and in 1998, experienced adverse economic conditions, including slow or negative economic growth and high levels of inflation. In addition, financial turmoil in Argentina, Brazil, Venezuela and elsewhere over the past decade had the effect of producing volatility in the international financial markets, which slowed Mexico’s economic growth.

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

          As of December 31, 2006, we had no significant indebtedness. Although we currently intend to fund the investments required by our business strategy and under our master development programs primarily through cash flow from operations, we are currently considering entering into a peso-denominated credit facility in the second half of 2007 to fund the capital expenditures that we anticipate undertaking in the period from July 2007 to December 2009 at our Los Cabos, Puerto Vallarta, Hermosillo and Bajio international airports. However, depending on economic conditions and credit-market conditions in Mexico, we may incur dollar-denominated debt to finance these capital expenditures or any investments we make in the future. In this case, a devaluation of the peso would increase the debt service cost of such dollar-denominated indebtedness and result in foreign exchange losses.

          Severe devaluation or depreciation of the peso could also result in the disruption of the international foreign exchange markets and may limit our ability to transfer, or to convert pesos into, U.S. dollars and other currencies.

          Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations, also may also adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange. As a result, such peso depreciations will likely affect the market price of the ADSs. Exchange rate fluctuations would also affect the ADS depositary’s ability to convert into U.S. dollars, and make timely payment of, any peso cash dividends and other distributions paid in respect of the Series B shares.

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

          Claims have been asserted against us by the municipalities of Mexicali, Los Mochis, Tijuana, Los Cabos and Aguascalientes for the payment of property taxes with respect to the real property on which we operate our airports in those cities, and similar claims may be asserted by other municipalities where we operate our airports. The claims in respect of the Los Mochis International Airport and Los Cabos International Airport have been dismissed. In the case of Aguascalientes, although we have received a memorandum from the Aguascalientes ministry of finance stating that the Aguascalientes International Airport is exempt from property taxes, we continue to defend the claim in order to obtain a definitive judicial resolution, which we expect will be in our favor. In the case of Los Cabos, we filed for a judicial annulment, after which, in 2006, the municipal authorities retracted their tax claim. We are also seeking the dismissal of remaining claims pending in Mexicali and Tijuana. The total amount of the property-tax claims outstanding in each of Mexicali and Tijuana are Ps. 89.0 million and Ps. 104.8 million, respectively, although either of these amounts could increase if the underlying claims are not resolved in our favor as a result of penalty and interest surcharges.

          In Tijuana, the court had ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, an irrevocable standby letter of credit was issued by a financial institution on behalf of the Tijuana airport for Ps. 141.8 million in order to release the encumbrance. This amount differs from the original amount of the tax claim because it was an estimate intended to guarantee payment of both the tax and penalties for late payment. A court has also ordered the temporary encumbrance of a portion of the revenues from the parking garage that we operate at the Mexicali International Airport to guarantee the property-tax claims of the Mexicali municipal government. The cumulative amount of such encumbrances is Ps. 3.5 million (nominal pesos). During 2006 we obtained a favorable ruling in the first instance upon a judicial annulment it filed, however, the municipality appealed this decision, and, as in Tijuana, the case is still pending resolution. In the event of a definitive decision in our favor in the annulment proceeding that we have initiated with respect to the Mexicali claim, we expect to recover our encumbered revenues in full.

          We believe that the Mexican government, as the owner of the real property upon which we operate our airports, would be responsible for paying these taxes directly if a court were to determine that these taxes must be paid in response to any future proceedings, for which reason we do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. Nonetheless, the Mexican government has indicated publicly that it may propose an amendment to the Mexican Constitution and other laws pursuant to which we could be liable to municipalities for property taxes in the future. If such a change were to occur, and any amounts owed were substantial, these tax liabilities could have a materially adverse effect on our financial condition or results of operations.

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

          The Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) is responsible for establishing the official operating schedules of our airports. Outside of our airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. The Mexican Bureau of Civil Aviation has issued a decree extending the official operating schedule of our Morelia International Airport and our Los Cabos International Airport to 24 hours per day. This decree deprives us of the ability to double our airport charges for off-hour services, and, for this reason, we have challenged the decree in court, see “Item 8—Legal Proceedings—Modification of the operating schedules of our Morelia International Airport and our Los Cabos International Airport’’ for a more detailed discussion of this matter. There can be no assurance that we will be successful in avoiding this decree. In addition, there can be no assurance that other airports will not adopt similar decrees.

Minority stockholders may be less able to enforce their rights against us, our directors, or our controlling stockholders in Mexico.

           Under Mexican law, the protections afforded to minority stockholders are different from those afforded to minority stockholders in the United States. For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the new Securities Market Law, it may be difficult for minority stockholders to bring an action against directors for breach of this duty and achieve the same results as in most jurisdictions in the United States. Procedures for class action lawsuits do not exist under applicable Mexican law. Therefore, it may be more difficult for minority stockholders to enforce their rights against us, our directors, or our controlling stockholders than it would be for minority stockholders of a U.S. company.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

          A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities. In addition, we prepare our consolidated financial statements in accordance with MFRS, which differ from U.S. GAAP in a number of respects. For example, we must incorporate the effects of inflation directly in our accounting records and published consolidated financial statements. While we are required to reconcile our net income and stockholders’ equity to those amounts that would be derived under U.S. GAAP in our annual consolidated financial statements, the effects of inflation accounting under MFRS are not eliminated in such reconciliation in our annual consolidated financial statements. For this and other reasons, the presentation of MFRS consolidated financial statements and reported earnings may differ from that of U.S. companies in this and other important respects. Please see Note 23 to our audited consolidated financial statements.

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

          In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. In 2006, 39.2% of the terminal passengers served by our airports arrived and departed, respectively, on international flights, primarily to the United States.

          Our business is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions negatively affecting the U.S. economy will likely have a material adverse effect on our business, results of operations, prospects and financial condition.

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

FORWARD-LOOKING STATEMENTS

          This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in our annual reports to stockholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to financial analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

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

          In the first stage, a series of public bidding processes were conducted to award a minority interest in each airport group to a strategic stockholder. In the second stage, all or a portion of the remaining interest in each airport group was sold through public offerings in the Mexican and international capital markets.

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

          The following are AMP’s current stockholders:

•

AENA Desarrollo Internacional S.A., or AENA, owns 33.33% of AMP. AENA is a wholly owned subsidiary of Aeropuertos Españoles y Navegación Aérea, a Spanish state-owned company that manages all airport operations in Spain. Aeropuertos Españoles y Navegación Aérea operates 47 airports in Spain, handling approximately 193.2 million total passengers in Spain in 2006, making it one of the largest airport operators in the world. Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, requiring our strategic stockholder to have, among other qualifications, an operating partner and a Mexican partner, AENA is one of AMP’s two key partners, acting as its operating partner. In addition to its investment in AMP, AENA also directly manages four other airports in Latin America. In addition, AENA owns 10.0% of Airport Concessions and Development Limited, which owns a British airport company that operates thirteen airports in Europe, North America and Latin America through ownership, concession or management arrangements.

•

Controladora Mexicana owns 33.33% of AMP. Controladora Mexicana is a Mexican joint venture company 50% owned by Pal Aeropuertos, S.A. de C.V., and 50% owned by Promotora Aeronáutica del Pacifíco, S.A. de C.V. Pal Aeropuertos, S.A. de C.V. is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo, an individual Mexican investor with substantial interests in Mexican real estate. Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Diez Barroso Azcarraga and her husband, Carlos Laviada Ocejo. Mrs. Diez Barroso has extensive experience in the magazine publishing industry and currently serves on the boards of directors of Teléfonos de México, S.A. de C.V., Grupo Financiero Inbursa S.A. and Royal Caribbean Cruises Ltd. Mr. Laviada Ocejo, an individual Mexican investor with substantial interests in real estate development and automobile dealerships in Mexico City, currently serves on the board of directors of Toyota Mexico Dealers A.C. Pursuant to the privatization guidelines discussed above, Controladora Mexicana is AMP’s second key partner, acting as its Mexican partner.

•

Desarollo de Concesiones Aeroportuarias S.A., or DCA, a subsidiary of Actividades de Construcciones y Servicios, S.A., owns 33.33% of AMP. Actividades de Construcciones y Servicios, S.A. is one of Europe’s major construction companies and an operator of various infrastructure projects under concessions in industries including airports, trains, toll roads, ports and car parking on four continents. Actividades de Construccion y Servicios, S.A. is the largest operator of concessions in Latin America and one of the largest operators of concessions (based on number of concessions) in the world. Actividades de Construccion y Servicios, S.A. also owns 24.83% of Abertis Infraestructuras, S.A., the majority stockholder of Airport Concessions and Development Limited. Actividades de Construccion y Servicios, S.A. is listed on the Madrid Stock Exchange.

          In 1999, AMP paid the Mexican government a total of Ps. 2,453.4 million (nominal pesos, excluding interest) (U.S.$261 million based on the exchange rates in effect on the dates of payment) in exchange for:

•	All of our Series BB shares, representing 15% of our outstanding capital stock;

•	an option to subscribe for up to 5% of newly issued Series B shares (since expired); and

•

the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization, including AMP, a 15-year technical assistance agreement setting forth AMP’s right and obligation to provide technical assistance to us in exchange for an annual fee and a stockholders’ agreement under terms established during the bidding process. These agreements are described in greater detail in Item 7 hereof.

          Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. In 2006, this fee amounted to Ps. 105.3 million. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its stockholders during the term of the agreement. The agreement has an initial term of approximately 15 years beginning November 11, 1999 and expiring on the date of the expiration of the participation agreement, or August 25, 2014. The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us not to renew the technical assistance agreement is subject to the approval of 51% of Series B stockholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the SCT and the improvement of our airport operations.

          The technical assistance fee for 2000 and 2001 was fixed at U.S.$7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$4.0 million adjusted annually for inflation since August 25, 2000 (measured by the U.S. consumer price index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

          The technical assistance agreement allows AMP, its stockholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related persons have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this Committee see Item 6 herein.

          Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right (upon consultation with our Nominations and Compensation Committee) to appoint and remove our top-level executive officers, to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our stockholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014 AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. In addition, stockholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the stockholders’ meeting of AMP and ultimately at our stockholders’ meetings.

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

Global Offering and Establishment of ADR Facility with New York Stock Exchange Listing

          In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera S.N.C. (“NAFIN”), a Mexican government-owned entity. In February 2006, we conducted an initial public offering to allow NAFIN to dispose of its 85% interest in us. Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the United States and elsewhere, and NAFIN ceased to be a stockholder. We received no proceeds from this offering. At the same time, we established an American Depositary Receipt facility with the Bank of New York and obtained approval to list our ADSs on the New York Stock Exchange. In addition, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and obtained approval to list our Series B shares on the Mexican Stock Exchange.

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

          Our airports handled approximately 19.1 million and 20.5 million terminal passengers in 2005 and 2006, respectively, which we believe makes us the largest private airport operator in the Americas. As of December 31, 2006 sixof our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Bureau of Civil Aviation. According to figures of the Mexican Bureau of Civil Aviation, our commercial aviation passenger traffic accounted for approximately 27.6% and 27.4% of all arriving and departing commercial aviation passengers in Mexico in 2005 and 2006, respectively. In 2005, we recorded revenues of Ps. 2,696.3 million and net income of Ps. 685.5 million. In 2006, we recorded revenues of Ps. 2,935.8 million and net income of Ps. 894.4 million.

          Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2005 and 2006, ranked as the second busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from California. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2006, handling over 1,447,779 total passengers, according to the Mexican Bureau of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana which ranked second and sixth among the busiest domestic routes in Mexico in 2006, according to the Mexican Bureau of Civil Aviation.

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

          In 2005, the SCT awarded domestic airline licenses to four new low-cost carriers, two of which (A Volar and Aerolineas Mesoamericanas, or Alma) are based at our airports (Tijuana International Airport and Guadalajara International Airport, respectively). Alma has recently announced the addition of new airplanes to its fleet, which we anticipate will lead to increased frequencies and routes at and among our airports, which, in turn, will increase our passenger traffic. In 2006, one new low-cost carier (Vivaaerobus) received a license from the SCT. It began operations in November 2006 and we expect that it may have a positive effect on traffic at our airports in 2007. The following table sets forth the top ten airports in Mexico by number of commercial aviation passengers in 2006.

Principal Mexican Airports by Passenger Traffic

Airport	2006 Commercial Aviation Passengers(1) (in thousands)

Mexico City	24,573
Cancún	9,742
Guadalajara*	6,350
Monterrey	5,253
Tijuana*	3,759
Puerto Vallarta*	2,978
Los Cabos*	2,721
Toluca	2,051
Hermosillo*	1,157
Bajío*	1,156

*	Indicates airports operated by us.

(1)	Excluding general aviation passengers.

Source: Mexican Bureau of Civil Aviation and company data.

          Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which most raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2006, our Guadalajara International Airport and our Tijuana International Airport constituted Mexico’s third and fifthbusiest airports, respectively, in terms of passenger traffic according to the Mexican Bureau of Civil Aviation. In 2005 and 2006, our Guadalajara International Airport and our Tijuana International Airport together represented approximately 47.7% and 49.3%, respectively, of our terminal passenger traffic and 44.4% and 45.9%, respectively, of our total revenues.

          Four of our airports, Puerto Vallarta International Airport, Los Cabos International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s second largest international tourist destination and Los Cabos the third largest in terms of visitors in 2006, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). Puerto Vallarta attracted approximately 3.0 million terminal passengers in 2006, while Los Cabos attracted approximately 2.7 million terminal passengers in 2006. In 2006, our Puerto Vallarta

International Airport and our Los Cabos International Airport together represented 27.8% of our terminal passengers and 32.6% of our total revenues.

          Mexico was the 8th largest tourist destination in the world in 2005 in terms of international arriving tourists (20.6 million), according to the World Tourism Organization. Within Latin America and the Caribbean, Mexico ranked first in 2005 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy, contributing U.S.$11.8 billion in 2005, according to the World Tourism Organization.

          The remaining six airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or the hubs of important agricultural regions (Leon, Morelia and Los Mochis). Of these six airports, Hermosillo has the greatest passenger traffic volume. In 2006, Hermosillo accounted for approximately 5.6% of our terminal passenger traffic and 4.5% of our total revenues. In 2006, our six airports serving mid-sized cities accounted for approximately 19.6% of our terminal passenger traffic and 18.0% of our total revenues.

Our Sources of Revenues

Aeronautical Services

          Aeronautical services represent the most significant source of our revenues. In 2004, 2005 and 2006, aeronautical services revenues represented approximately 82.4%, 81.5% and 81.4%, respectively, of our total revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

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

          Pursuant to our agreement with our principal airline customers signed in 2003 and renewed in March 2005, our principal airline customers were required to pay us no later than 152 days after our invoice delivery date. In 2005 and 2006, on a weighted average basis, we generally have received payment within 81 to 88 days and 84 to 93 days, respectively. The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or

Cetes, with longer payment periods during periods of lower interest rates (within a defined range).

          From April 1999 to January 2000, passenger charges increased by 1% monthly for all domestic passengers departing from any of our 12 airports. In October 2000 passenger charges increased by 5% for domestic passengers departing from our La Paz, Tijuana, Puerto Vallarta, Los Cabos and Los Mochis international airports. In June 2001, both domestic and international passenger charges increased by amounts ranging from 15% to 24% for all passengers departing from our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Bajío, La Paz and Los Mochis international airports. In August 2003 our international passenger charges increased by amounts ranging from 9% to 26%, when we increased the domestic passenger charges in all of our airports, except for the Aguascalientes, Manzanillo, Puerto Vallarta and Los Cabos international airports in exchange for a reduction in our prices for other aeronautical services, pursuant to the agreement reached with our principal airline customers, which expired at year-end 2004. In August 2003, in the case of Puerto Vallarta and Los Cabos, we reduced domestic passenger charges by 12% because we increased international passenger charges by 9% and 18% respectively, pursuant to an agreement signed with our principal airlines customers. In mid-2004, we increased passenger charges by amounts ranging from 3% to 8% for both domestic and international passengers. In March 2005, we entered into a renewal agreement with these customers that expired in December 2006. In December 2006 a new agreement was signed, pursuant to which, in March 2007, we increased domestic passenger charges by amounts ranging from 7.28% to 17.28% at all of our airports and increased international passenger charges by amounts ranging from 7.28% to 15.28% at all of our airports. The new agreement is set to cover an increasing percentage of total passenger charges over the years 2007, 2008 and 2009 and has set prices for each aeronautical service over this three-year period, with increases only possible as a result of increases in the Cosumer Price Index (Indice Nacional de Precios al Consumidor) published by the Mexican Central Bank.

          It is important to note that, although the SCT may authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

          International passenger charges are currently dollar-denominated, but are collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2005 and 2006, passenger charges represented approximately 80.2% and 80.0%, respectively, of our aeronautical services revenues and approximately 65.4% and 65.1%, respectively, of our total revenues. Passenger charges vary at each of our airports and based on the destination of each flight. Passenger charges for international flights are denominated in U.S. dollars and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

          We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2005 and 2006, aircraft landing charges represented approximately 6.2% and 6.1%, respectively, of our aeronautical revenues and 5.0% and 4.0%, respectively, of our total revenues.

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

Aircraft Long-Term Parking Charges

          We collect charges from our carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. Together with our aircraft parking, boarding and unloading charges described above, in 2005 and 2006, these charges represented approximately 5.3% of our aeronautical services revenues and 4.3% of our total revenues.

Passenger Walkway Charges

          Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Until March 2005, these charges were based on the amount of time each service was used, the number of these services used, the time of day the services were used, the origin and destination of the flight and the nationality of the airline or client. Since April 1, 2005, charges for use of passenger walkways continue to be assessed as described above, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles have been determined based on the number of trips taken between the terminal and the aircraft. Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Bajio international airports. In each of 2005 and 2006, these charges represented approximately 1.1% of our aeronautical services revenues and approximately 0.9% of our total revenues

Airport Security Charges

          We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly. In each of 2005 and 2006, these charges represented approximately 1.4% of our aeronautical services revenues and approximately 1.1% of our total revenues.

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

          To comply with these directives, we reinforced our security by:

•	adding security personnel, some of which is contracted with third-party providers;

•	updating and amending our emergency security and contingency plans and the responsibilities of security personnel relating thereto;

•	establishing security supervision committees at each of our airports;

•	increasing the sensitivity and technology of metal detectors and introducing new procedures for x-ray inspection of baggage and screening for explosives;

•	increasing and improving the training of security personnel;

•	coordinating security measures and emergency plans with operators of complementary and commercial services at our airports;

•	implementing a higher-security employee identification system;

•	hiring third-party providers of security equipment installation services;

•	establishing security review procedures at all of our airports; and

•

installing a closed-circuit television security monitoring system at our Guadalajara International Airport, with plans to install similar systems at our Tijuana International Airport and our Puerto Vallarta International Airport.

          Several of our airline customers have also contributed to the enhanced security at our airports as they have adopted new procedures and rules issued by the Mexican Bureau of Civil Aviation applicable to airlines. Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting baggage prior to check-in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers). In the future, we hope to reach a global agreement with the airlines regarding the respective responsibilities of them and us for baggage screening and the cost thereof.

Complementary Services

          At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services at our airports. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2005 and 2006, revenues from these access fees represented approximately 1.9% of our aeronautical revenues services and 1.5% and 1.6%, respectively, of our total revenues. We currently maintain contracts with 18 companies that provide the majority of these complementary services at our 12 airports.

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

Leasing of Space to Airlines

          In addition, we derive regulated revenues from leasing to airlines space in our airports that is necessary for their operations, such as ticket counters, monitors and back offices. In 2005 and 2006, leasing of space to airlines represented approximately 4.0% and 4.1%, respectively, of our aeronautical services revenues and approximately 3.2% and 3.4%, respectively, of our total revenues

Cargo Handling

          In 2006, our 12 airports handled approximately 160.5 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 77.0% of the cargo handled by our 12 airports in 2006. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

          Revenues from cargo handling in our airports historically have represented a negligible portion of our total revenues, but we believe that Mexico has significant potential for growth in the volume of cargo transported by air. The SCT estimates that less than 0.2% of the cargo transported in Mexico in 2006 was transported by air, which we believe to be substantially lower than the comparable percentage in many other countries. A substantial portion of cargo originating in the United States and destined for Latin America is currently handled in the Miami and Los Angeles international airports, and we believe that a portion of this cargo could instead be routed more efficiently through our Guadalajara International Airport or our Tijuana International Airport.

Permanent Ground Transportation

          We receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airports’ premises. Our revenues from providers of ground transport services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis, are subject to price regulation.

Non-aeronautical Services

General

          Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to our total revenues from non-aeronautical services has increased in recent years from approximately 11.4% in 2002 to approximately 18.6% in 2006 (revenues from non-aeronautical services consisted of approximately 18.5% in 2005). We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside our terminals and we are additionally beginning to focus on developing commercial spaces outside of our terminal buildings. Our revenues from non-aeronautical services are principally derived from commercial activities.

          None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system.

Revenues from Commercial Activities

          Leading privatized airports typically generate a significant portion of their revenues from commercial activities. An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, its terminal design, the mix of commercial tenants and how fees are charged to businesses operating in the commercial area of the airport. Revenues from commercial activities depend substantially on the percentage of traffic represented by international passengers, who tend to spend greater amounts at our airports, particularly on duty-free items. The contribution to our total revenues of our commercial activities has increased significantly, from approximately 10.8% in 2002 to approximately 17.8% in 2006.

          We currently have the following types of commercial activities in each of our airports:

•

Parking facilities— We operate the car parking facilities at all of our airports except Tijuana International Airport. Our main car parking facility is at the Guadalajara International Airport, and it is managed through an operation and mantainance contract with a third party, pursuant to which we pay 22% of the revenues to the third party. At the other ten airports at which we operate parking facilities, we operate them directly. The parking facilities at our Tijuana International Airport are currently operated by a third-party pursuant to a long-term lease agreement signed with them by our predecessor, the Mexican Airport and Auxiliary Services Agency, prior to the granting of our concessions. This lease will expire in 2007 and we believe that we will resume operation of the Tijuana parking facility at the beginning of 2008, which should help us to increase our commercial revenues. In August 2001, we acquired the right to operate the parking facilities at seven of our airports that were previously operated by third-party providers. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking.

•

Leasing of space—Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities such as first class/VIP lounges are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

•

Retail stores—Inrecent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Bajío, Tijuana, Manzanillo, Morelia and La Paz international airports. We intend to implement similar projects at all of our airports.

•

Food and beverage services—Inrecent years we have completed “clean up” projects with respect to our restaurant and bar leases, in order to bring in providers with recognizable brand names more likely to increase consumer traffic in our commercial areas. As of December 31, 2006, we had completed these projects at our Guadalajara, Puerto Vallarta, Los Cabos, Bajío, Aguascalientes, Morelia, Hermosillo, La Paz and Manzanillo international airports. We intend to implement similar projects at all of our airports.

•

Car rentals—Wehave recently remodeled the areas used by car rental agencies to which we lease space at our airports and have sought to bring in a greater percentage of internationally-known name-brand car rental providers.

•	Time-share marketing and sales—Wereceive revenues from time-share developers to which we rent space in our airports for the purpose of marketing and sales of time-share units.

•

Duty-free stores—Wecurrently have duty-free stores at four of our 12 airports. These stores are most lucrative at our Puerto Vallarta, Los Cabos and Guadalajara airports, where we have a greater number of international passengers. Since 2002, we have opened new duty-free stores at our Guadalajara, Los Cabos, Puerto Vallarta and Bajío international airports that are larger and better located than the duty-free stores previously existing at those airports. During 2006 we opened two new duty-free stores in the international baggage claim area at the Guadalajara airport. These stores are currently the only ones at any airport in Mexico that are designed to target arriving – as opposed to departing – passengers.

•

Advertising—In 2005, we entered into a contract with the leading advertising agency in Mexico, pursuant to which we have developed a greater number of, and more strategically located, billboards and other advertising spaces at our airports.

•

Communications—Wehave consolidated all of the telephone and Internet service at our airports with one provider. As of December 31, 2006, we had completed the installation of wireless Internet service at 12 of our airports.

•

Financial services—In recent years wehave expanded and modernized the spaces we lease to financial services providers such as currency exchange bureaus, and have additionally improved our contracts with several of the financial services providers at our airports to provide for access fees based on a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•

Ground transportation—Ourrevenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

          Domestic passengers represented approximately 60.8% of our terminal passenger traffic in 2006. In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States. We believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers.

Recent Expansion and Development of Commercial Areas

          Leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We estimate that, prior to 2002, revenues from commercial activities in our airports generally accounted for less than 12% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we expect aeronautical revenues to continue to represent a substantial majority of our future revenues, we expect that the future growth of our revenues from commercial activities will exceed the growth of our aeronautical revenues. As the main part of our business strategy, since we took over control of our airports, we have made it a priority to increase our revenues from commercial activities in our airports, from a combination of:

          • Redesigning and expanding the space available in our airport terminals allocated to commercial activities.

          In order to increase our revenues from commercial activities, we have focused on expanding and redesigning the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports, increasing their exposure to the commercial businesses that are operating at our airports. In the fisrt half of 2006, we finished our expansions in the Puerto Vallarta International Airport and the Los Cabos International Airport, adding approximately 1,400 square meters of additional commercial space, including areas leased to the time-share developers.

          In the first half of 2007 we refurbished the main hall and external areas of the Hermosillo airport, adding about 185 square meters of commercial space. We are currently undertaking the expansion of the Terminal 2 building at the Guadalajara airport and building a satellite building at the Puerto Vallarta airport, which will each be operative in the second half of 2007, adding 114 and 1,470 square meters of commercial space, respectively, to these airports. An additional 65 square meters of commercial space at the Hermosillo airport will be developed at the beginning of 2008. Further expansion projects at the Guadalajara and Los Cabos airports will provide approximately 5,000 square meters of commercial spaces at these two airports, which will become usable in 2009.

          • Renegotiating agreements with terminal tenants to be more consistent with market practices.

          We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 61% of our commercial agreements could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Of those, we estimate that we have updated and signed approximately 90% of the agreements. In 2001, less than 5% of our lease contracts provided for royalty payments.

          • Recovering the rights to several retail and car parking businesses at our airports previously operated by third parties.

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

          In some cases these long-term leases also gave the third-party operators the right to operate not only commercial activities, but also passenger walkways, transportation and other activities in the commercial areas subject to the leases. We acquired our concessions from our predecessor subject to these long-term lease obligations and have sought to recover the third parties’ lease rights. In recent years we have recovered, by compensating leaseholders for early termination of their leases, several significant leases previously held by third parties who managed our commercial areas and received all revenues from the operations in those areas. We now manage several of those areas directly and have thereby increased our revenues from commercial activities.

          At December 31, 2006, there were only two material commercial activities at our airports that remained subject to third-party leases under which we receive nominal or no revenue:

• Hotel at Guadalajara International Airport. Coco Club was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the following commercial space at our Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure at the airport: (i) the commercial space located in the hallway leading to the gate area for domestic flights, (ii) the majority of the commercial space in the gate area itself , (iii) the commercial space in the bridge connecting the airport to the airport hotel and (iv) the hotel itself. In September 1998, Coco Club transferred all of these rights to a third party except for the right to operate the hotel for a period of 15 years from March 1993 in exchange for its obligation to construct such hotel. In May 2004, we recovered the right to operate the commercial areas previously operated by the third party that received its rights from Coco Club. Coco Club has the right to renew the contract and continue operating the hotel for another 15-year period from March 2008.

• Car parking at Tijuana International Airport. Constructora Comar, S.A. de C.V., or Comar, was granted the right by the Mexican Airport and Auxiliary Services Agency to construct and operate five-floor parking facilities within our Tijuana International Airport. This lease is currently scheduled to expire in 2007. Pursuant to the terms of our concession to operate the Tijuana International Airport, all improvements made by Comar will become our property upon expiration of the lease, at no material cost to us. We expect that at the beginning of 2008 we could recover the existing parking facilities in the Tijuana International Airport.

Our Airports

          In 2006, our airports served a total of approximately 20.5 million terminal passengers. In 2006, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 49.3% of our total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main airports serving popular tourist destinations, together accounted for approximately 27.8% of our total terminal passenger traffic in 2006. Hermosillo International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.6% of our total terminal passenger traffic in 2006.

          All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

          The following table shows the revenues for each of the airports for the years indicated.

Revenues by Airport

	Year ended December 31,

	2004		2005		2006

	(thousands of Pesos)		(thousands of Pesos)		(thousands of Pesos)
Guadalajara	Ps.	793,137	Ps.	857,652	Ps.	974,001
Tijuana		326,279		339,913		374,298
Puerto Vallarta		333,637		427,466		466,832
Los Cabos		336,108		448,804		489,920
Hermosillo		126,607		136,600		133,110
Bajío		143,571		161,854		168,063
Morelia		83,177		94,657		89,825
La Paz		60,742		66,253		67,963
Aguascalientes		43,557		45,271		52,304
Mexicali		56,119		59,643		58,461
Los Mochis		27,139		25,358		27,292
Manzanillo		24,905		32,792		33,737

Total	Ps.	2,354,976	Ps.	2,696,264	Ps.	2,935,806

          The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

	Year ended December 31,

	2004			2005			2006

	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total

Total passengers:
Guadalajara	5,392,108	650,046	6,042,154	5,656,023	536,921	6,192,944	6,350,377	496,578	6,846,955
Tijuana	3,392,024	3,200	3,395,224	3,472,074	3,453	3,475,527	3,759,390	5,363	3,764,753
Puerto Vallarta	2,279,369	23,603	2,302,972	2,758,825	16,142	2,774,967	2,978,378	11,696	2,990,074
Los Cabos	1,827,168	75,135	1,902,303	2,466,733	62,623	2,529,356	2,720,955	37,627	2,758,582
Hermosillo	1,216,885	251,520	1,468,405	1,206,729	201,040	1,407,769	1,157,222	226,514	1,383,736
Bajío	1,045,433	36,926	1,082,359	1,114,939	40,443	1,155,382	1,156,564	33,263	1,189,827
Morelia	610,305	25,336	635,641	668,327	25,231	693,558	599,043	54,452	653,495
La Paz	437,584	90,430	528,014	449,799	99,558	549,357	460,035	59,643	519,678
Aguascalientes	364,105	29,521	393,626	353,910	28,507	382,417	386,407	28,519	414,926
Mexicali	536,560	13,756	550,316	544,987	11,547	556,534	502,192	5,620	507,812
Los Mochis	223,953	123,149	347,102	202,656	89,935	292,591	209,664	59,782	269,446
Manzanillo	190,664	9,408	200,072	240,184	9,275	249,459	233,901	6,967	240,868

Total	17,516,158	1,332,030	18,848,188	19,135,186	1,124,675	20,259,861	20,514,128	1,026,024	21,540,152

	2004		2005		2006

	Domestic	International	Domestic	International	Domestic	International	Total

Terminal departing passengers:
Guadalajara	1,783,691	958,728	1,741,436	1,131,123	2,004,996	1,228,008	3,233,004
Tijuana	1,548,153	9,605	1,580,619	11,978	1,718,594	14,003	1,732,597
Puerto Vallarta	250,005	894,755	264,224	1,119,937	299,085	1,196,867	1,495,952
Los Cabos	170,851	744,484	206,261	1,028,119	258,382	1,103,803	1,362,185
Hermosillo	445,115	64,258	453,781	58,105	463,700	50,318	514,018
Bajío	308,655	218,223	298,673	264,061	314,553	270,108	584,661
Morelia	191,489	125,926	183,837	159,696	160,327	146,616	306,943
La Paz	199,612	23,835	201,262	28,408	219,230	18,108	237,338
Aguascalientes	128,230	52,181	115,273	59,890	126,613	70,091	196,704
Mexicali	218,672	1,544	214,947	2,255	207,283	2,578	209,861
Los Mochis	102,797	9,145	91,759	9,389	98,228	5,703	103,931
Manzanillo	37,434	57,649	56,337	64,059	56,489	60,724	117,213

Total	5,384,704	3,160,333	5,408,409	3,937,020	5,927,480	4,166,927	10,094,407

	2004		2005		2006

	Domestic	International	Domestic	International	Domestic	International	Total

Terminal arriving passengers:
Guadalajara	1,725,340	924,349	1,714,677	1,068,787	1,994,663	1,122,710	3,117,373
Tijuana	1,833,615	651	1,879,102	375	2,024,934	1,859	2,026,793
Puerto Vallarta	297,440	837,169	315,388	1,059,276	353,159	1,129,267	1,482,426
Los Cabos	182,709	729,124	225,463	1,006,890	278,373	1,080,397	1,358,770
Hermosillo	634,552	72,960	636,350	58,493	597,345	45,859	643,204
Bajío	354,342	164,213	345,517	206,688	351,608	220,295	571,903
Morelia	191,973	100,917	179,968	144,826	150,296	141,804	292,100
La Paz	204,559	9,578	208,037	12,092	211,850	10,847	222,697
Aguascalientes	135,533	48,161	123,116	55,631	127,844	61,859	189,703
Mexicali	315,445	899	326,932	853	291,051	1,280	292,331
Los Mochis	111,601	410	101,039	469	105,248	485	105,733
Manzanillo	41,731	53,850	60,459	59,329	62,950	53,738	116,688

Total	6,028,840	2,942,281	6,116,048	3,673,709	6,549,321	3,870,400	10,419,721

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).

(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

          The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2006.

Capacity by Airport(1)

Airport	Peak air traffic movements per hour	Runway capacity(2)	Planned runway capacity(3)

Guadalajara	37	39	39
Tijuana	20	30	30
Puerto Vallarta	24	30	30
Los Cabos	26	21	33
Hermosillo	20	28	28
Bajío	12	23	23
Morelia	8	16	16
La Paz	11	19	19
Aguascalientes	8	22	22
Mexicali	8	18	18
Los Mochis	13	19	19
Manzanillo	7	13	13

(1)	2006 figures.

(2)	Air traffic movements per hour.

(3)	Runway capacity expected upon completion of committed investments under our master development programs from 2005 to 2009.

          The following table sets forth the air traffic movements for each of our airports for the years indicated.

Air Traffic Movements by Airport(1)

	For the year ended December 31,

	2004	2005	2006

Guadalajara	122,328	124,677	138,203
Tijuana	43,584	47,259	51,832
Puerto Vallarta	37,116	43,495	45,557
Los Cabos	30,750	38,939	42,135
Hermosillo	44,200	44,680	46,122
Bajío	26,180	29,096	30,973
Morelia	16,390	18,166	18,144
La Paz	19,598	18,569	20,358
Aguascalientes	11,684	11,076	11,546
Mexicali	11,640	11,843	12,272
Los Mochis	19,116	18,705	20,419
Manzanillo	7,782	8,217	8,004

Total	390,368	414,722	445,565

(1)	Include departures and arrivals.

          The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movement by Airport (1)

	Year ended December 31,

	2004	2005	2006

Guadalajara	49.39	49.67	49.54
Tijuana	77.90	73.54	72.64
Puerto Vallarta	62.05	63.80	65.63
Los Cabos	61.86	64.96	65.47
Hermosillo	33.22	31.51	30.00
Bajío	41.34	39.71	38.42
Morelia	38.78	38.18	36.02
La Paz	26.94	29.58	25.53
Aguascalientes	33.69	34.53	35.94
Mexicali	47.28	46.99	41.38
Los Mochis	18.16	15.64	13.20
Manzanillo	25.71	30.36	30.09

Average of all airports	48.28	48.85	48.34

(1)	Includes number of total passengers within the total number of air traffic movements.

          The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category (1)

	Year ended December 31,

	2004	2005	2006

Commercial Aviation	306,160	324,007	346,310
Charter Aviation	18,988	19,937	21,721
General Aviation (1) and other	65,220	70,778	77,534

Total	390,368	414,722	445,565

(1)	Includes departures and landings for all 12 airports.

Guadalajara International Airport

          The Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. In 2006, the Guadalajara International Airport was the third busiest in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, the Guadalajara International Airport accounted for approximately 31.0% of our terminal passenger traffic.

          In 2006, a total of 6,350,377 terminal passengers were served by Guadalajara International Airport. Of the terminal passengers in 2006, 63.0% were domestic and 37.0% were international passengers. Of the airport’s international passengers, we estimate that a significant portion are Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

          A total of 22 airlines operate at the airport, the principal ones of which are Aeromexico, Mexicana and Aerocalifornia. The main non-Mexican airlines operating at the airport are Continental Airlines, American Airlines and Delta Airlines. Airlines operating at the airport reach 49 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular. In 2005, we have entered into agreements with three new low-cost Mexican carriers for the operation of 6 additional routes to and from the airport, and three other carriers have expressed an interest in commencing operations at the Guadalajara International Airport.

          In addition, under the amended bilateral aviation agreement between Mexico and the United States, we expect that an additional U.S. carrier will commence service to and from the airport by the end of 2007.

          Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 5 million inhabitants. Guadalajara is Mexico’s second largest city in terms of population, as well as the capital of the state of Jalisco, the country’s fourth largest state in terms of population. As a major hub for the Mexican national highway system, the city of Guadalajara is an important center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is an important agricultural producer, making Guadalajara an important center for agricultural commerce. The state is an important contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

          Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters, and the other with a length of 1,770 meters, as well as a full parallel taxiway. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an instrument landing system (ILS) that assists pilots in poor weather.

The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 24,850 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 1,825 square meters. The main commercial terminal has 18 gates and 18 remote boarding positions. Of the 18 gates, eight serve international flights and ten serve domestic flights. Of the international gates, three have air bridges, and of the domestic gates, five have air bridges.

          Until May 31, 2004, the most lucrative commercial space (comprising approximately 1,300 square meters) in and leading to the domestic departure area was operated by a third party under a long-term agreement scheduled to expire in 2010. On May 31, 2004, we recovered the rights to operate that commercial space as of June 1, 2004. As part of our business strategy, we intend to renovate this area and better integrate it within the other commercial space at the airport. The airport has an onsite hotel operated by a third party from which we derive no revenues.

          Between 2005 and 2006 we took significant steps to modernize and expand the Guadalajara International Airport in order to improve its operations and image. During this period we expanded the commercial space in this airport by 1,210 square meters in the international gate area. In addition, these steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. In addition, between 2007 and 2009 we expect to complete the expansion of the international baggage claim area and the expansion of the domestic and international gate areas and the international arrival area by a total of 7,067 square meters and to remodel an additional 2,120 square meters in these areas. After the renovations, approximately 2,000 square meters of these areas will be devoted to commercial activities.

Tijuana International Airport

          Tijuana International Airport is our second most important airport in terms of passenger traffic, the fourth in contribution to revenues and the second in air traffic movements. In 2006, Tijuana International Airport was the fourth busiest airport in Mexico in terms of commercial aviation traffic according to the Mexican Bureau of Civil Aviation. In 2006, it accounted for approximately 18.3% of our terminal passenger traffic.

          In 2006, Tijuana International Airport served a total of 3.8 million terminal passengers. We estimate that almost all of the passengers were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers) from Tijuana International Airport and other areas of southern California, particularly Los Angeles.

          Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including the municipalities of Ensenada, Tecate and Rosarito. With a population of approximately 1.5 million, Tijuana is the largest city in the state. Currently, in terms of population, the state of Baja California is the second largest maquiladora center in Mexico according to the Mexican National Institute of Statistics.

          A total of ten airlines operate at the airport, the principal ones of which are Aeromexico and Aviacsa. Airlines operating at this airport provide service to 30 destinations. Of these destinations, Mexico City, Guadalajara, Bajío and Morelia are the most popular. In addition, Aeromexico began flying twice weekly from Tijuana to Tokyo. By the end of 2006, four low-cost carriers were operating service to and from Tijuana, with 24 routes in total.

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

          In 2006, approximately 17 thousand metric tons of cargo were transported through the airport.

          A portion of the land comprising Tijuana International Airport was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 3, Key Information—Risk Factors—Risks Related to Our Operations—Actions by the former holders of land comprising Tijuana International Airport may limit our ability to expand the airport and may disrupt its operations.”

Puerto Vallarta International Airport

          Puerto Vallarta International Airport is our third most important airport in terms of passenger traffic , our fourth largest airport in terms of air traffic movements and third in terms of contribution to revenues. In 2006, Puerto Vallarta International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, it accounted for approximately 14.5% of our terminal passenger traffic.

          In 2006, 2.9 million terminal passengers traveled through Puerto Vallarta International Airport. We estimate that 78.1% of these terminal passengers were international passengers and 21.9% were domestic passengers. The airport primarily serves foreign tourists and is a popular tourist destination in Mexico.

          A total of 18 regular and 14 chaerter airlines operate at the airport, the principal ones of which are Alaska, Aeromexico and Mexicana. Airlines operating at this airport reach 38 destinations. Of these destinations, the most popular ones are Los Angeles and destinations in Canada. Pursuant to the amended bilateral aviation agreement between Mexico and the United

States, we expect that an additional U.S. carrier will commence service to and from this airport in 2006. We are currently engaged in discussions with a U.S. carrier regarding the addition of two routes between Puerto Vallarta and the United States.

          Puerto Vallarta International Airport is located on the Pacific coast in the state of Jalisco. Puerto Vallarta’s tourist attractions include the natural beauty of the Bay of Banderas, the area’s many beaches and abundant marine wildlife. Puerto Vallarta is a mature tourist destination, and the completion of new resort areas including hotels and golf courses in the areas known as Nuevo Vallarta and Punta Mita is expected to bring more tourists to the area in subsequent years. We believe that a significant portion of the tourists visiting Puerto Vallarta consist of time-share owners who make frequent trips to the area.

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

          Until May 31, 2004, the right to operate all of the commercial space (comprising approximately 2,500 square meters) and the mini-buses and other vehicles and services, as well as the right to collect access fees from ground transportation providers in the Puerto Vallarta International Airport belonged to a third party pursuant to a long-term lease. On June 1, 2004, we recovered the rights to operate the commercial space and transportation and to collect access fees from providers of ground transportation.

          During 2005 and at the beginning of 2006, the terminal building of the Puerto Vallarta International Airport was improved through expansion and remodeling projects. The projects included the construction of a new building that will house the documentation areas of the regular and charter airlines, the expansion of baggage claim areas (particularly for international arrivals), the expansion of the immigration area and the expansion of the final waiting areas, as well as some improvements, for a total of 8,140 square meters of total expansions. Approximately 1,100 square meters of his expansion will be used for commercial spaces.

Los Cabos International Airport

          Los Cabos International Airport is our fourth most important airport in terms of passenger traffic, our fifth most important airport in terms of air traffic movements and our second most important airport in terms of contribution to revenues. In 2006, Los Cabos International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, Los Cabos International Airport accounted for approximately 13.3% of our passenger traffic.

          Approximately 2.7 million terminal passengers were served by the airport in 2006. Approximately 80.3% of the terminal passengers were international passengers. The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur.

          A total of 22 airlines operate at the airport, the principal ones of which are Alaska, American Airlines, America West, Aeromexico and Mexicana. Airlines operating at this airport reach 30 destinations. Of these destinations, Los Angeles, Phoenix and Mexico City are the most popular. Pursuant to the amended bilateral aviation agreement between Mexico and the United States, we expect that an additional U.S. carrier will commence service to and from the airport in 2006. We are currently engaged in disussions with three U.S. carriers regarding the addition of four routes between Los Cabos and the United States.

          Los Cabos International Airport is located approximately 13 kilometers away from the city of San Jose del Cabo, in the state of Baja California Sur. In 2003, the number of visitors to Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) was 742 thousand according to the Mexico’s Ministry of Tourism (Secretaría de Turismo). Visitors to this area are generally affluent, and include golfers who enjoy world-class courses, as well as sports fishing and scuba diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters. According to Mexico’s Ministry of Tourism (Secretaría de Turismo), hotel capacity in Los Cabos reached 5,722 rooms in 2003, 9,841 rooms in 2004, and 10,069 rooms in 2005. A growing percentage of visitors to Los Cabos consists of recurring visitors as the popularity and availability of time-shares in the area has increased over recent years.

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

          We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport. In 2006, approximately 24.5% of our total revenues generated at the Los Cabos International Airport were derived from commercial businesses, a percentage that is higher than at any other airport in our group.

Hermosillo International Airport

          Hermosillo International Airport is our fifth most important airport in terms of passenger traffic, our fifth most important airport in terms of air traffic movements and our sixth most important airport in terms of its contribution to revenues. In 2006, Hermosillo International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, it accounted for approximately 5.6% of our terminal passenger traffic.

          In 2006, Hermosillo International Airport served approximately 1.2 million terminal passengers, and approximately 91.7% of those terminal passengers were domestic. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

          A total of nine airlines operate at the airport, the principal ones of which are Aeromexico, Aerolitoral and Aerocalifornia. Airlines operating at this airport provide service to 18 destinations. Of these destinations, Mexico City, Tijuana and Guadalajara are the most popular. By the end of 2006, two low-cost carriers were operating three routes to and from this airport.

          Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately 13 kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 6.5 thousand metric tons of cargo passed through the airport in 2006. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

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

Bajio International Airport

          Bajio International Airport is our sixth most important airport in terms of passenger traffic and air traffic movements and our fifth most important airport in terms of its contribution to revenues. In 2006, Bajio International Airport was the tenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, it accounted for approximately 5.6% of our terminal passenger traffic.

          During 2006, the airport served 1.1 million terminal passengers, 57.6% of which arrived or departed on domestic flights. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

          A total of 14 airlines operate at the airport, the principal ones of which are Aeromexico, Mexicana and Aviacsa. Airlines operating at this airport provide service to 18 destinations. Of these destinations, Tijuana, Mexico City and Los Angeles are the most popular. In addition, three low-cost Mexican carriers began operating routes to and from our Bajío airport in 2006.

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

Morelia International Airport

          Morelia International Airport is our seventh most important airport in terms of passenger traffic, our eight most important in terms of air traffic movements and our seventh most important airport in terms of its contribution to revenues. In 2006, Morelia International Airport was the twentieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, it accounted for approximately 2.9% of our terminal passenger traffic.

          In 2006, the Morelia International Airport served 599 thousand terminal passengers. We estimate that approximately 52% of the terminal passengers were domestic passengers. Because the airport’s passengers are predominately domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

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

Mexicali International Airport

          Mexicali International Airport is our eighth most important airport in terms of passenger traffic, our eleventh most important airport in terms of air traffic movements and our ninth most important airport in terms of contribution to revenues. In 2006, Mexicali International Airport was the twenty-first busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, it accounted for approximately 2.4% of our terminal passenger traffic.

          During 2006, Mexicali International Airport served 502 thousand terminal passengers. We estimate that approximately 99.2% of passengers served by this airport in 2006 were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

          A total of four airlines operate at the airport, which are Mexicana, Aviacsa, Aerovias del Caribe and Aerolitoral. Airlines operating at this airport reach seven destinations. Of these destinations, Mexico City, Guadalajara and Hermosillo are the most popular.

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

          Mexicali International Airport operates 12 hours daily between the hours of 6:00 a.m. and 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,600 meters in length as well as a main commercial terminal and a smaller general aviation terminal. The runway capacity at this airport is 18 air traffic movements per hour. The main commercial terminal has two gates and three remote boarding areas.

La Paz International Airport

          La Paz International Airport is our ninth most important airport in terms of passenger traffic, our eighth most important airport in terms of contribution to revenues and our seventh most important airport in terms of air traffic movements. In 2006, La Paz International Airport was the twenty-fifth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006 it accounted for approximately 2.2% of our terminal passenger traffic.

          During 2006, La Paz International Airport served 0.5 million terminal passengers. We estimate that approximately 93.7% of these terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

          A total of eight airlines operate at the airport, which are Aerocalifornia, Aeromexico and Aerolitoral. Aerocalifornia is headquartered in La Paz and uses the airport as its center of operations and maintenance. Airlines operating at this airport reach 14 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

          La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

          La Paz International Airport operates 16 hours daily between the hours of 7:00 a.m. and 11:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,500 meters in length and a single main commercial terminal. The runway capacity at this airport is 19 air traffic movements per hour. It also has three gates and seven remote boarding positions.

Aguascalientes International Airport

          Aguascalientes International Airport is our tenth most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. In 2006, Aguascalientes International Airport was the twenty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, it accounted for approximately 1.9% of our terminal passenger traffic.

          During 2006, the airport served 0.4 million terminal passengers. Of these passengers, we estimate that approximately 65.9% were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

          A total of eight airlines operate at the airport, the principal ones of which are Aeromexico and Aerocalifornia. Airlines operating at this airport reach seven destinations. Of these destinations Mexico City, Los Angeles, Dallas and Houston are the most popular.

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

Los Mochis International Airport

          Los Mochis International Airport is our eleventh most important airport in terms of passenger traffic twelfth in terms of contribution to revenues and ninth in terms of air traffic movements. In 2006, Los Mochis International Airport was the thirty-sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, it accounted for approximately 1.0% of our terminal passenger traffic.

          Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. During 2006 the airport served 0.2 million terminal passengers, approximately 97.0% of which were domestic passengers. The area’s sport fishing and hunting attract both Mexican and foreign visitors. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

          A total of six airlines operate at the airport, which are Aeromexico, Aerolitoral and Aerocalifornia. Airlines operating at this airport reach 13 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

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

Manzanillo International Airport

          Manzanillo International Airport is our twelfth most important airport in terms of passenger traffic and air traffic movements and eleventh in terms of contribution to revenues. In 2006, Manzanillo International Airport was the thirty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Bureau of Civil Aviation. In 2006, it accounted for approximately 1.1% of both our total and terminal passenger traffic.

          During 2006, the airport served 0.2 million terminal passengers. We estimate that approximately 51.1% of these passengers were domestic passengers and 48.9% of these passengers were international passengers.

          A total of 11 airlines operate at this airport, of which six – Alaskan Airlines, Continental, Delta, Magnicharters, Aeromar and Westjet – operate on a regular basis. The other five airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City and Monterrey in Mexico, Houston, Los Angeles, Phoenix and Minneapolis in the United States, and Vancouver, Calgary and Toronto in Canada.

          Manzanillo International Airport serves the city of Manzanillo and six surrounding municipalities in the small Pacific coastal state of Colima. The city is located on the coast approximately 230 kilometers southeast of Puerto Vallarta and 520 kilometers northwest of Acapulco. The airport serves primarily tourists visiting coastal resorts in Colima and neighboring Jalisco. In recent years, passenger traffic at the Manzanillo International Airport has remained stable due to the increased popularity of Puerto Vallarta as a tourist destination and a decrease in investment in the tourism sector in Manzanillo.

          Manzanillo International Airport operates 12 hours daily between the hours of 8:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,200 meters. The runway capacity at this airport is 13 air traffic movements per hour. The airport has four gates and three remote boarding positions. In 2002 we completed the expansion of the terminal building, thereby increasing the arrival area and our commercial space.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

          As of December 31, 2006, 19 international airlines (considering all charter airlines as one client since we manage them through a single representative that is our actual client), and 16 Mexican airlines operated flights at our 12 airports. Aeromexico operates the most flights at our airports, with Mexicana providing the second highest number of flights. In 2006, revenues from Aeromexico totaled Ps. 430.1 million, of which Ps. 366.4 million was derived from passenger charges, while revenues from Mexicana were Ps. 378.1 million, of which Ps. 309.9 million was derived from passenger charges, representing 12.5% and 10.6%, respectively, of our total revenues for 2006. In addition to passenger charges, revenues are earned from landing charges, aircraft parking charges and the leasing of space to these airlines.

          Aeromexico is owned by the Mexican holding company Consorcio Aeromexico. The Mexican government controls Consorcio Aeromexico through NAFIN and the Institute for the Protection of Bank Savings, a decentralized entity of the Mexican federal government. Although Consorcio Aeromexico seeks to sell its interests in Aeromexico and Aerolitoral, a 2005 auction process did not generate bids acceptable to Consorcio Aeromexico. The company announced that it would resume efforts to sell Aeromexico in 2006, but there appears to have been no material progress in this respect. Until 2005 Consorcio Aeromexico also owned Mexicana and its affiliate Click Mexicana (formerly known as Aerocaribe). On December 20, 2005, Consorcio Aeromexico sold Mexicana and Click Mexicana to Grupo Posadas, S.A de C.V., the largest hotel operator in Mexico. Aeromexico and Mexicana also control other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Servicios de Apoyo en Tierra, or SEAT, a joint venture between Aeromexico and Mexicana. Further information regarding Consorcio Aeromexico and its affiliates may be found in Item 7 hereof.

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

Complementary Services Customers

          Our principal complementary services clients are our two principal providers of baggage handling services, Menzies Aviation and SEAT, which provided Ps. 33.5 million of revenues each in the form of access fees in 2006. Although SEAT is the primary provider of complementary services in our airports, under our agreement with the National Air Transportation Chamber of Commerce described above, we earn only nominal revenues from SEAT.

          Our primary catering clients are Comisariato Gotre, S.A. de C.V. and Aerococina, S.A. de C.V., which provided Ps. 6.7 million and Ps. 5.2 million in revenues in the form of access fees, respectively, in 2006.

Principal Non-aeronautical Services Customers

At December 31, 2006, we were party to approximately 370 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty-free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies and tourist information and promotion services. As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are therefore not dependent on a limited number of principal customers. In 2006, our largest commercial customers were Operadora Aeroboutiques, S.A. de C.V. (duty-free stores; Ps. 48.0 million), Unidad de Diseño y Comunicación, S.A. de C.V. (advertising; Ps. 27.0 million), Dufry México (duty-free stores, Ps. 20.2 million), Aerocomidas, S.A. de C.V. (food and beverages, Ps. 10.3 million), Teléfonos de México, S.A. de C.V. (public telephones, Ps. 6.8 million) and Comercial Ariete, S.A. de C.V. (car rentals, Ps. 6.8 million).

Seasonality

          Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions, as well as the other factors discussed above. As a result, our results of operations for a quarterly period are not necessarily indicative of results of operations for an entire year, and historical results of operations are not necessarily indicative of future results of operations.

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

          The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico’s Pacific and central regions. We believe that these airports collectively account for only a small fraction of the passenger traffic in these regions.

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

          Under the Mexican Airport Law, a concession granted by the SCT is required to construct, operate, maintain and develop a public-service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) any private company the principal stockholder of which is a state or municipal government; (ii) concessions granted to operators of private airports (that have operated privately for five or more years) wishing to begin operating their facilities as public-service airports and complying with certain requirements; and (iii) complementary concessions granted to existing concession holders that comply with certain requirements. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand. On June 29, 1998, the SCT granted 12 concessions to operate, maintain and develop the 12 principal airports in Mexico’s Pacific and central regions to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, the process of selling 15% of our capital stock to our strategic stockholder pursuant to the privatization process was conducted through a public bidding process. Each of our concessions was amended on November 15, 1999 in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

          On February 17, 2000, the regulations under the Mexican Airport Law were issued. We believe we are currently complying with the material requirements of the Mexican Airport Law and its regulations. Non-compliance with these regulations could result in fines or other sanctions being assessed by the SCT, and are among the violations that could result in termination of a concession if they were to occur three or more times.

          On May 20, 2004 a new Mexican National Assets Law was adopted and published in the Mexican Federal Gazettewhich, among other things, established regulations relating to concessions granted with respect to real property held in the public domain, including the airports that we operate. The new Mexican National Assets Law established new grounds for revocation of concessions for failure to pay applicable taxes, but does not specify which taxed must be paid, including whether certain taxes to municipalities must be paid by a concessionaire.

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

Concession Tax

          Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession tax based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession. Currently, this concession tax is set at a rate of 5% and may be revised annually by the Mexican Congress. Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession tax.

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

          Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law. The security regulations must be implemented in accordance with the requirements set forth in the National Program for Airport Security (Plan Nacional de Seguridad Aeroportuaria). In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for inspecting passengers and their carry-on baggage before they approach the departure gates, and specify that the transporting airline is responsible for the inspection of checked baggage and cargo. If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.

          In 2005, the Mexican government issued a policy letter calling for all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although Mexican law clearly specifies that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process (in particular, as regards searches outside of the presence of the owners of baggage). The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised. We maintain that the new policy will not be implemented at our airports until we enter into a written agreement with our airline customers regarding the allocation of cost and responsibility. The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items.

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

General Obligations of Concession Holders

          The concessions impose certain obligations on the concession holders, including, among others, (i) the obligation to pay the concession tax described above, (ii) the obligation to deliver concession services in a continuous, public and non-discriminatory manner, (iii) the obligation to maintain the airports in good working condition and (iv) the obligation to make investments with respect to the infrastructure and equipment in accordance with the master development programs and the concessions.

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

          Each concession provides for a 24-month period for the preparation and submission of the concession holder’s master development program, and requires the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards, and to prepare air traffic projections and assess investment requirements. The concession holder must submit a draft of the master development program to an operations committee (Comité de Operación y Horarios), composed of each of the airport’s principal users, for their review and comments six months prior to its submission for approval to the SCT. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new master development program to the SCT. The SCT may request additional information or clarification as well as seek further comments from airport users. The Ministry of Defense (Secretaría de Defensa Nacional) may also opine on the master development programs.

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

          In December 2004, the SCT approved the master development programs for each of our subsidiary concession holders for the 2005 to 2009 period. We determined to allocate a majority of our investments for the 2005-to-2009 period to our five largest airports.

          Our master development programs are approved by the SCT for periods of five years, as stated in our concessions. We are required to comply with the five-year-period investment obligations under master development programs, and the SCT may apply sanctions if we do not so comply. Recently the SCT has reviewed our compliance on an annual basis. The SCT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations.

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

          On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes) and the SCT pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for aeronautical services applicable to those airlines for 2003 and 2004 and a methodology for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we renewed an agreement with these customers that expired at year-end 2006. In December 2006 a new agreement was signed and in that agreement we set all the specific prices for each aeronatical service for the following three years only with the possibility to increase them by the increase in the Cosumer Price Index published by the Mexican Central Bank.

          In 2006, approximately 81.4% of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates.

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

Current Maximum Rates(1)

	Year ended December 31,

	2005		2006		2007		2008		2009

Guadalajara	Ps.	105.80	Ps.	105.00	Ps.	104.22	Ps.	103.44	Ps.	102.66
Tijuana		84.38		83.74		83.12		82.50		81.88
Puerto Vallarta		129.18		128.22		127.25		126.30		125.35
Los Cabos		134.22		133.22		132.22		131.23		130.24
Hermosillo		91.88		91.19		90.51		89.82		89.16
Bajío		121.88		120.96		120.05		119.15		118.26
Morellia		135.24		134.22		133.22		132.22		131.23
La Paz		121.66		120.75		119.85		118.95		118.06
Aguascalientes		113.13		112.28		111.44		110.60		109.77
Mexicali		99.35		98.60		97.86		97.12		96.40
Los Mochis		116.21		115.34		114.47		113.62		112.76
Manzanillo		128.34		127.38		126.42		125.47		124.53

(1)	Expressed in constant pesos as of December 31, 2006 (using the Mexican Producer Price Index, excluding petroleum, and applying the efficiency factor year over year)

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

          To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico City. On December 31, 2006, the daily minimum wage in Mexico City was Ps. 48.67. As a result, the maximum penalty at such date could have been Ps. 2.4 million (U.S.$0.2 million) per airport.

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

•

Increase in concession tax under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

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

          The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the SCT for such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

•	if a person acquires 35% or more of the shares of a concession holder;

•	if a person has the ability to control the outcome of meetings of the stockholders of a concession holder;

•	if a person has the ability to appoint a majority of the members of the board of directors of a concession holder; and

•	if a person by any other means acquires control of an airport.

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

•	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;

•	the failure by the concession holder to pay the Mexican government the airport concession tax;

•	failure to own at least 51% of the capital stock of subsidiary concession holders;

•	violation of the safety regulations established in the Mexican Airport Law and other applicable laws;

•	total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;

•	the failure to maintain an airport’s facilities;

•	the provision of unauthorized services;

•	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;

•	charging prices higher than those registered with the SCT for regulated services or exceeding the applicable maximum rate;

•	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within an airport; or

•	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

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

          The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. On December 31, 2006, the daily minimum wage in Mexico City was Ps. 48.67. As a result, the maximum penalty at such date was Ps. 9.7 million (U.S.$0.9 million) for an individual failure to comply.

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

          In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters. As of December 31, 2006, Mexican Official Norms on soil contamination and waste management were in the process of being developed. Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

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

          The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits at, and has issued compliance certificates for, all of our airports other than Guadalajara. These certificates, which are known as Environmental Compliance Certificates (Certificados de Cumplimiento Ambiental) certify compliance with applicable Mexican environmental laws, regulations and applicable Mexican Official Norms and must be renewed periodically. During the remainder of 2007, we must obtain renewals for our airports in Aguascalientes, Morelia, Manzanillo, La Paz and Mexicali. We are in the process of completing the certification process in respect of our Guadalajara airport with the Federal Office for the Protection of the Environment.

Liability for Environmental Noncompliance

          The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 17.c to our audited consolidated financial statements.

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

ORGANIZATIONAL STRUCTURE

          The following table sets forth our subsidiaries as of December 31, 2006.

Name of Company	Jurisdiction of Organization	Percentage Owned	Description

Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100	Holds concession for Guadalajara International Airport

Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100	Holds concession for Tijuana International Airport

Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100	Holds concession for Puerto Vallarta International Airport

Aeropuerto de San Jose del Cabo, S.A. de C.V.	Mexico	100	Holds concession for Los Cabos International Airport

Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100	Holds concession for Hermosillo International Airport

Aeropuerto del Bajio, S.A. de C.V.	Mexico	100	Holds concession for Bajio International Airport

Aeropuerto de Morelia, S.A. de C.V.	Mexico	100	Holds concession for Morelia International Airport

Aeropuerto de La Paz, S.A. de C.V.	Mexico	100	Holds concession for La Paz International Airport

Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100	Holds concession for Aguascalientes International Airport

Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100	Holds concession for Mexicali International Airport

Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100	Holds concession for Los Mochis International Airport

Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100	Holds concession for Manzanillo International Airport

Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100	Provider of administrative services to our other subsidiaries

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

          We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. We also maintain general liability insurance, but do not maintain business interruption insurance. Among other insurance policies, we carry a Ps. 500 million insurance policy covering damages to our property and a U.S.$50 million policy covering personal and property damages to third parties, in each case applicable only to damages resulting from certain terrorist acts. We also carry a general Ps. 2.1 billion insurance policy covering damage to our assets and infrastructure and a U.S.$500 million insurance policy covering personal and property damages to third parties.

Item 4A.	Unresolved Staff Comments

          None.

Item 5.	Operating and Financial Review and Prospects

          The following discussion is derived from our audited consolidated financial statements, which are included elsewhere in this annual report. This discussion does not include all of the information included in these financial statements. You should read these financial statements to gain a better understanding of our business and our historical results of operations.

          Our audited consolidated financial statements have been prepared in accordance with MFRS, which differ in certain respects from U.S. GAAP. See Note 23 to our audited consolidated financial statements for a description of the principal differences between MFRS and U.S. GAAP as they relate to us.

Overview

          We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The substantial majority of our revenues is derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 81.4% of our total revenues in 2006 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.

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

          The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the years indicated.

	Year ended December 31,

	2004		2005		2006

Change in Mexican gross domestic product(1)		4.4%		3.0%		4.8%
Change in Mexican Consumer Price Index(2)		5.2%		3.3%		4.0%
Domestic terminal passengers(3)		11,413.6		11,524.5		12,476.8
International terminal passengers(3)		6,102.6		7,610.7		8,037.3
Total terminal passengers(3)		17,516.2		19,135.2		20,514.1
Cargo units(3)		1,450.0		1,444.9		1,606.0
Total workload units(3)		18,966.2		20,580.1		22,120.1
Change in total terminal passengers(4)		6.5%		9.2%		7.2%
Change in workload units(4)		6.6%		8.5%		7.5%
Aeronautical revenues(5)	Ps.	1,940.9	Ps.	2,198.5	Ps.	2,390.3
Change in aeronautical revenues		10.7%		13.3%		8.7%
Aeronautical revenues per workload unit	Ps.	102.3	Ps.	106.8	Ps.	108.1
Change in aeronautical revenues per workload unit(3)		3.8%		4.4%		1.2%
Non-aeronautical revenues(5)	Ps.	414.1	Ps.	497.8	Ps.	545.5
Change in non-aeronautical revenues(4)		33.3%		20.2%		9.6%
Non-aeronautical revenues per terminal passenger	Ps.	23.64	Ps.	26.0	Ps.	26.6
Change in non-aeronautical revenues per terminal passenger (4)		25.1%		10.1%		2.2%

(1)	In real terms, as reported by the Mexican Central Bank.

(2)	As reported by the Mexican Central Bank.

(3)

In thousands. One cargo unit is equivalent to 100 kilograms of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.

(4)	In each case, as compared to the previous period.

(5)	In millions of constant pesos.

          In 2006, we had 20.5 million terminal passengers (12.5 million domestic and 8.0 million international), of which 118.3 thousand were on general aviation flights, and an additional 1.0 million transit passengers. Approximately 48.4% of our transit passengers are handled at Guadalajara International Airport.

Classification of Revenues

          We classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Historically, a substantial majority of our revenues have been derived from aeronautical services. For example, in 2004, 2005 and 2006, 82.4%, 81.5%, 81.4% and 80.5%, respectively, of our revenues were derived from aeronautical services and the remainder of our revenues were derived from non-aeronautical services.

          Our revenues from aeronautical services are subject to price regulation under the applicable maximum rate at each of our airports, and principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, leasing of space in our airports to airlines (other than first class/VIP lounges and other similar non-essential activities) and complementary services (i.e., fees from handling and catering providers, permanent ground transportation operators and access fees from fuel providers at our airports).

          Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as car rental agencies, food and beverage providers and retail and duty-free store operators, as well as advertising and fees collected from other miscellaneous sources, such as vending machines and time-share companies.

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

          The following table sets forth our revenues from aeronautical services for the years indicated.

Aeronautical Revenues

	Year ended December 31,

	2004			2005			2006

	Amount		Percent	Amount		Percent	Amount		Percent

	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	1,527.5	78.7%	Ps.	1,764.0	80.2%	Ps.	1,912.2	80.0%
Landing charges		127.7	6.6		135.8	6.2		146.6	6.1
Aircraft parking charges		109.2	5.6		115.6	5.3		127.6	5.3
Airport security charges		26.7	1.4		30.6	1.4		33.2	1.4
Passenger walkway charges		23.1	1.2		23.8	1.1		26.5	1.1
Leasing of space to airlines		88.6	4.6		87.2	4.0		98.5	4.1
Revenues from complementary service providers(1)		38.1	2.0		41.5	1.9		45.8	1.9
Total Aeronautical Revenues	Ps.	1,940.9	100.0	Ps.	2,198.5	100.0	Ps.	2,390.3	100.0

Other Information:
Total workload units(2)		19.0			20.6			22.1
Total aeronautical revenues per workload unit	Ps.	102.3		Ps.	106.8		Ps.	108.1
Change in aeronautical revenues(3)			10.7%			13.3%			8.7%
Change in total aero-nautical revenues per workload unit(3)			3.8%			4.4%			1.2%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.

(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo.

(3)	In each case, as compared to the previous year.

          Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are determined based on various factors, including projections of passenger traffic volumes, capital expenditures estimated under our master development programs, the Mexican Producer Price Index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Under the relevant agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in any future agreements. In 2004, 2005 and 2006, passenger charges represented. 78.7%, 80.2% and 80.0%, respectively, of our aeronautical services revenues and 64.9%, 65.4% and 64.4%, respectively, of our total revenues.

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

          Revenues from passenger charges have fluctuated in recent periods at our Tijuana International Airport and our Mexicali International Airport, as more passengers have been traveling to the United States have alternated between these airports and between these airports and other alternative airports, such as our Guadalajara, Bajío and Aguascalientes International Airports. In 2004, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport declined by 1.3% and increased by 11.6%, respectively, as compared to 2003. In 2005, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport increased by 0.8% and declined by 2.3%, respectively, as compared to 2004. In 2006, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport increased 14.2% and 1.7%, respectively, as compared to 2005. Passenger traffic volumes at both our Tijuana International Airport and our Mexicali International Airport principally reflect border-crossing volumes near each of these airports. Many of the passengers using our Tijuana International Airport and our Mexicali International Airport are traveling to and from the United States, and delays at the San Diego-Tijuana or the Calexico-Mexicali border crossing have caused travelers to use other routes to enter and leave the United States. We believe many travelers have elected to take direct flights to or from the United States from our Aguascalientes, Bajío and Guadalajara international airports.

          The following table sets forth the number of passengers paying passenger charges for the years indicated. We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.

Passengers Paying Passenger Charges

	Year ended December 31,

Airport	2004		2005		2006

		% change		% change		% change

	(in thousands, except percentages)

Guadalajara	2,551.4	4.8%	2,682.3	5.1%	3,036.5	13.2%
Tijuana	1,507.1	(1.3)	1,539.7	2.2	1,681.3	9.2
Puerto Vallarta	1,115.7	11.1	1,351.1	21.1	1,460.0	8.1
Los Cabos	902.2	14.8	1,218.3	35.0	1,342.9	10.2
Hermosillo	383.7	14.7	416.4	8.5	421.3	1.2
Bajio	506.5	4.1	541.9	7.0	561.0	3.5
Morelia	303.5	14.8	329.6	8.6	293.5	(11.0)
La Paz	213.3	5.2	214.2	0.4	223.0	4.1
Aguascalientes	174.0	0.1	169.2	(2.8)	189.1	11.7
Mexicali	212.1	11.6	209.4	(1.3)	201.4	(3.8)
Los Mochis	96.7	(2.2)	87.7	(9.3)	96.3	9.9
Manzanillo	92.3	5.1	116.2	25.9	113.1	(2.6)

Total	8,058.4	6.2%	8,876.0	10.1%	9,619.5	8.4%

Non-aeronautical Revenues

          Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. However, the contribution to our total revenues from non-aeronautical services has increased recently, from 17.6% in 2004 to 18.6% in 2006, reflecting our business strategy of developing our commercial activities. During this period, our non-aeronautical revenues per terminal passenger increased, from Ps. 23.6 in 2004 to Ps. 26.6 in 2006. Our revenues from non-aeronautical services are principally derived from commercial activities. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

          The following table sets forth our revenues from non-aeronautical activities for the years indicated.

Non-aeronautical Revenues

	Year ended December 31,

	2004		2005		2006

	Amount	Percent	Amount	Percent	Amount	Percent

	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Commercial activities:
Car parking charges	Ps. 93.7	22.6%	Ps. 102.7	20.6%	Ps. 109.5	20.1%
Leasing of space (1)	79.6	19.2	72.4	14.5	77.1	14.1
Car rentals	38.9	9.4	46.9	9.4	51.9	9.5
Food and beverage operations	34.5	8.3	42.4	8.5	54.5	10.0
Retail operations	33.4	8.1	47.7	9.6	58.5	10.7
Duty-free operations	31.1	7.5	44.3	8.9	47.0	8.6
Advertising	23.8	5.7	25.6	5.1	30.5	5.6

	Year ended December 31,

	2004		2005		2006

	Amount	Percent	Amount	Percent	Amount	Percent

	(millions of pesos, except percentages and workload unit data)
Communications	9.5	2.3	10.6	2.1	11.9	2.2
Financial services	5.2	1.3	6.2	1.2	6.4	1.2
Time-sharing	25.3	6.1	51.1	10.3	47.0	8.6
Other	20.8	5.0	26.5	5.3	29.3	5.4
Total commercial activities	395.7	95.6	476.4	95.7	523.6	96.0
Recovery of costs(2)	18.4	4.4	21.4	4.3	21.9	4.0
Total Non-aeronautical Revenues	Ps. 414.1	100.0%	Ps. 497.8	100.0%	Ps. 545.5	100.0%

Other Information:
Total terminal passengers(3)	17.5		19.1		20.5
Non-aeronautical revenues per terminal passenger	Ps. 23.6		Ps. 26.0		Ps. 26.6
Change in non-aeronautical revenues per terminal passenger(4)				10.1%		2.2%
Car parking charges per terminal passenger	Ps. 5.3		Ps. 5.4		Ps. 5.3
Change in car parking charges per terminal passenger(4)				2.0%		(0.5%)

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.

(3)	In millions.

(4)	In each case, as compared to the previous year.

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

          Leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We estimate that, prior to 2002, revenues from commercial activities in our airports generally accounted for less than 12% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a substantial majority of our future revenues, we anticipate that the future growth rate of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues. In recent years, non-aeronautical revenues per terminal passenger have increased (from Ps. 23.6 in 2004 to Ps. 26.6 in 2006), while our cost of services per workload unit has decreased 4.3% (Ps. 34.6 in 2004, as compared to Ps. 33.1 in 2006), resulting in non-aeronautical services contributing increasingly to our results of operations.

Operating Costs

          The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,

	2004	2005		2006

	Amount	Amount	% change	Amount	% change

	(millions of pesos, except percentages and passenger data)

Operating Costs:
Cost of services:
Employee costs	Ps. 287.0	Ps. 297.3	3.6%	Ps. 311.4	4.7%
Maintenance	109.0	126.8	16.3	122.8	(3.2)
Safety, security and insurance	90.4	88.6	(2.0)	99.0	11.8
Utilities	66.5	69.7	4.9	82.3	18.1
Other	102.9	94.7	(8.0)	116.7	23.3
Total cost of services	655.7	677.1	3.3	732.2	8.1
Technical assistance fees	81.2	96.1	18.3	105.3	9.5
Concession taxes	117.0	133.9	14.5	145.8	8.9

Depreciation and amortization:
Depreciation (1)	101.8	109.7	7.8	184.8	68.4
Amortization (2)	494.6	532.4	7.6	532.4	0.0
Total depreciation and amortization	596.3	642.1	7.7	717.2	11.7

Total operating costs	Ps. 1,450.3	Ps. 1,549.2	6.8%	Ps. 1,700.6	9.8%

Other Information:
Total workload units (3)	18,966.2	20,580.1	8.5%	22,120.1	7.5%
Cost of services per workload unit	34.6	32.9	(4.8)%	33.1	0.6%
Cost of services margin (4)	27.8%	25.1%		24.9%

(1)	Reflects depreciation of fixed assets.

(2)	Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo.

(4)	Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and various other operating costs. In recent years, our cost of services per workload unit has decreased modestly from Ps. 34.6 in 2004 to Ps. 33.1 in 2006. This stability and control over our cost of services per workload unit, together with increases in revenues in recent years, has increased our operating margins (defined as income from operations divided by total revenues) by 9.6% from 38.4% in 2004 to 42.1% in 2006.

Technical Assistance Fee and Concession Tax

          Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. The technical assistance fee for each of 2000 and 2001 was fixed at U.S.$7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation since August 25, 2000) and 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS).

          Beginning November 1, 1998, we became subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession tax to the Mexican government, which is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession tax may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future. If the Mexican federal congress increases the concession tax, we are entitled to request an increase in our maximum rates from the SCT; however, there can be no assurance that the SCT would honor our request.

Depreciation and Amortization

          Our depreciation and amortization expenses reflect primarily the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we depreciate the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs. Moreover, in 2006, we recognized anticipated depreciation from some additions to and construction upon facilities carried out during 2006. The amount of this effect was Ps. 34.5 million. Beginning in October 2004, we changed the amortization rates applicable to our concessions. The effect of this change was an increase of Ps. 33.3 million of amortization expense for the year ended December 31, 2005, as compared to 2004 (due to the fact that new rates were in effect for all of 2005 and only part of 2004), and an increase Ps. 11.1 million for the year ended December 31, 2004, as compared to 2003 (due to the fact that the rates were in effect for part of 2004, but not in effect during 2003).

Taxation

          We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis. Mexican companies are generally required to pay the greater of their income tax liability (determined at a rate of 33% for 2004, 30% for 2005, 29% for 2006 and 28% thereafter) or their asset tax liability (determined at a rate of 1.8% – until December 2006 and 1.25% beginning January 2007 – of the average tax value of virtually all of their assets including, in our case, our concessions), less the average tax value of certain liabilities (until December 2006; beginning in 2007, no liabilities are deducted). If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In addition, any required payment of asset tax is creditable against the excess of income tax over asset tax of the following ten years. Mexican companies are exempt from the asset tax during the first three full fiscal years following the commencement of operations (which in our case occurred on November 1, 1998). Accordingly, we were exempt from the asset tax until December 31, 2001.

          On December 31, 2003, we commenced two administrative proceedings before the Mexican Treasury Department seeking (i) a reduction of the asset basis of, or the applicable rate for purposes of calculating asset tax liability on, our airport concessions, so that such base only includes 15% of the concession value and (ii) an increase of the recovery period of any asset tax paid. Both proceedings seek to reduce our effective tax rate. Based on the advice of our tax advisors, our board of directors agreed during its meeting on April 29, 2004 to commence legal proceedings if the Mexican Treasury Department rejected our position. The Mexican Treasury Department did so and we commenced such proceedings in the Mexican Tax Court. In 2005, the Mexican Tax Court reached the decision to obligate the Mexican Treasury Department to accept our method of calculating the asset tax base or grant us a specific tax benefit. The Mexican Treasury Department appealed this decision in federal court. In October 20, 2006, we announced that on May 12, 2006, the federal court with jurisdiction over six of our airports declared the appeal by the Mexican Treasury Department unfounded, finding that it was correct to base the asset tax applicable with respect to the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports only on 15% of the value of the concessions at those airports as requested by us (equivalent to AMP’s pro rata interest in those concessions as a result of AMP’s 15% interest in us). As a result of this resolution, on August 29, 2006, the Mexican Treasury Department issued a notice confirming this methodology for those airports. On September 1, 2006, the federal court with jurisdiction over our remaining airports reached the same decision as that reached for the aforementioned six airports. The Mexican Treasury Department has appealed that decision. Currently, we are awaiting the final resolution of the federal court hearing such appeal.

          As a result of the federal court decision and the final notice delivered to us by the Mexican Treasury Department in respect of our Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, in that last quarter of 2006 we recorded the effect of that resolution, which resulted in an overall benefit of Ps. 163.4 million, of which Ps. 139.6 (125.9 million nominal pesos) was recognized in the income statement as the reduction of the valuation allowance (see note 15.b and f of our audited consolidated financial statements). At December 31, 2004, 2005 and 2006, the balances in aggregate for all six airports were: i) asset taxes of Ps. 164.0 million, Ps. 153.1 million and Ps. 85.2 million, respectively; ii) a deferred tax asset of Ps. 36.2 million, Ps. 63.7 million and Ps.12.5 million, respectively; and iii) a valuation allowance of Ps. 127.8 million, Ps. 89.4 million and Ps. 72.7 million respectively, representing those amounts which we do not expect to recover.

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

          Beginning in January 2005, after the expiration of the five-year period and in order to optimize our effective tax rate and our long-term financial position, we elected to increase the tax amortization rates on our airport concessions and rights to use airport facilities at six of our 12 airports. As a result of the change in tax amortization rates and the increase in pre-tax income attributable to our recovery of commercial space at our Puerto Vallarta International Airport, in 2005 we reversed Ps. 39.2 million in valuation allowance charges and recorded a corresponding increase in our deferred tax asset.

          Our effective tax rates in 2004, 2005 and 2006 were 56%, 41% and 29%, respectively. Our relatively high effective tax was historically the result of the valuation allowance we recorded each year against asset tax amounts that we did not expect to recover, prior to the final resolution in favor of the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports that was received in 2006. In 2006, our effective tax rate declined, reflecting an increase in our pre-tax income that was not matched by a proportionate increase in our tax provision, principally due to the favorable final resolution of our tax claims in respect of the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports that produced: i) an adjustment reversing valuation allowances we took for those airports during 2002, 2003, 2004 and 2005 (such adjustment aggregating Ps 139.6), and ii) a smaller valuation allowance for asset tax for the year 2006.

          On January 1, 1999, we became subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Effects of Devaluation and Inflation

          The following table sets forth, for the years indicated:

•	the percentage that the Mexican peso appreciated or depreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,

	2004	2005	2006

Appreciation (depreciation) of the Mexican peso against the U.S. dollar (1)	(0.2%)	4.5%	(1.5%)
Mexican inflation rate (2)	5.2%	3.3%	4.0%
U.S. inflation rate (3)	3.3%	3.4%	2.5%
Increase in Mexican gross domestic product (4)	4.4%	3.0%	4.8%

(1)

Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank, at the end of each period, which were as follows: Ps. 11.2183 per U.S. dollar as of December 30, 2004, Ps. 10.7109 per U.S. dollar as of December 29, 2005 and Ps. 10.8755 per U.S. dollar as of December 29, 2006.

(2)	Based on changes in the INPC from the previous period, as reported by the Mexican Central Bank. INPC at period end was 112.554 in 2004, 116.301 in 2005 and 121.011 in 2006.

(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.

(4)	In real terms, as reported by the Mexican Central Bank.

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

•

Passenger charges. Passenger charges for international passengers are currently denominated in dollars (although invoiced and paid in pesos), while passenger charges for domestic passengers are denominated in pesos. Because MFRS requires Mexican companies to restate their results of operations for prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been the same or greater in the current period.

•

Comprehensive financing cost. As required by MFRS, our comprehensive financing cost reflects gains or losses from foreign exchange transactions and gains or losses from monetary position and, as a result, is impacted by both inflation and devaluations.

•

Maximum rates in pesos. Our passenger charges for international passengers are denominated in U.S. dollars, but are invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Our passenger charges from airlines are collected within a maximum period of 152 days following each invoice delivery date. In 2005 and in 2006, on a weighted average basis, we generally have received payment within 81 to 88 days and 84 to 93 days, respectively. The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range). We generally invoice passenger charges on a weekly basis and we record an account receivable for the invoice corresponding to a flight during the month of the actual flight.

Results of operations by Airport

          The following table sets forth our results of operations for the years indicated for each of our principal airports.

Airport Results of operations

	Airport Operating Results

	Year ended December 31,

	2004		2005		2006

	(millions of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	648.6	Ps.	692.2	Ps.	780.0
Non-aeronautical services		144.5		165.4		194.0
Total revenues		793.2		857.7		974.0
Operating costs		433.2		452.1		514.1
Costs of services		240.0		251.6		271.1
Depreciation and amortization		193.1		200.5		243.0
Income from operations		360.0		405.6		459.9
Operating margin (1)		45.4%		47.3%		47.2%
Tijuana
Revenues:
Aeronautical services	Ps.	279.3	Ps.	300.9	Ps.	329.6
Non-aeronautical services		47.0		39.0		44.7
Total revenues		326.3		339.9		374.3
Operating costs		278.5		262.9		276.5
Costs of services		151.3		134.1		146.6
Depreciation and amortization		127.1		128.9		129.9
Income from operations		47.8		77.8		97.8
Operating margin (1)		14.6%		22.7%		26.1%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	280.5	Ps.	351.6	Ps.	383.2
Non-aeronautical services		53.1		75.9		83.7
Total revenues		333.6		427.5		466.8
Operating costs		183.8		201.3		219.5
Costs of services		104.9		118.3		124.6
Depreciation and amortization		79.6		83.0		94.9
Income from operations		149.8		226.2		247.4
Operating margin (1)		44.9%		52.9%		53.0%
Los Cabos:
Revenues:
Aeronautical services	Ps.	251.7	Ps.	327.5	Ps.	365.6
Non-aeronautical services		84.4		121.2		124.3
Total revenues		336.1		448.8		489.9
Operating costs		153.2		164.5		176.8
Costs of services		94.5		105.2		115.3
Depreciation and amortization		58.7		59.3		61.5
Income from operations		182.9		284.3		313.1
Operating margin (1)		54.4%		63.3%		63.9%
Hermosillo:
Revenues:
Aeronautical services	Ps.	107.9	Ps.	114.2	Ps.	111.5
Non-aeronautical services		18.7		22.4		21.6
Total revenues		126.6		136.6		133.1
Operating costs		74.1		90.5		98.0
Costs of services		49.3		56.7		61.5
Depreciation and amortization		24.8		33.8		36.5
Income from operations		52.5		46.1		35.2
Operating margin (1)		41.5%		33.7%		26.4%
Bajio:
Revenues:
Aeronautical services	Ps.	121.4	Ps.	135.0	Ps.	141.7
Non-aeronautical services		22.2		26.9		26.3

	Airport Operating Results

	Year ended December 31,

	2004		2005		2006

Total revenues		143.6		161.9		168.1
Operating costs		81.6		91.9		96.5
Costs of services		50.0		58.0		61.1
Depreciation and amortization		31.4		33.9		35.4
Income from operations		62.0		69.9		71.5
Operating margin (1)		43.2%		43.2%		42.6%
Other (2):
Revenues:
Aeronautical services	Ps.	251.4	Ps.	277.0	Ps.	278.7
Non-aeronautical services		44.3		46.9		50.8
Total revenues		295.7		323.9		329.6
Operating costs		251.3		291.2		319.3
Costs of services		173.6		193.4		208.7
Depreciation and amortization		77.7		97.8		110.6
Income from operations		44.4		32.7		10.3
Operating margin (1)		15.0%		10.1%		3.1%
Total:
Revenues:
Aeronautical services	Ps.	1,940.9	Ps.	2,198.5	Ps.	2,390.3
Non-aeronautical services		414.0		497.8		545.5
Total revenues		2,355.0		2,696.3		2,935.8
Operating costs		1,455.7		1,554.6		1,700.6
Costs of services		863.8		917.4		988.7
Depreciation and amortization		591.8		637.3		712.0
Income from operations		899.3		1,141.7		1,235.2
Operating margin (1)		38.2%		42.3%		42.1%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.

(2)	Reflects the results of operations of our airports located in Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo.

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

Summary Historical Results of Operations

          The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results

	Year ended December 31,

	2004		2005			2006

	Amount		Amount		% change	Amount		% change

	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	1,940,926	Ps.	2,198,472	13.3%	Ps.	2,390,333	8.7%
Non-aeronautical services		414,050		497,792	20.2		545,473	9.6
Total revenues		2,354,976		2,696,264	14.5		2,935,806	8.9
Operating costs:
Cost of services		655,726		677,104	3.3		732,216	8.1
Technical assistance fees		81,213		96,104	18.3		105,317	9.6
Concession taxes		116,964		133,909	14.5		145,849	8.9
Depreciation and amortization		596,347		642,132	7.7		717,171	11.7
Total operating costs		1,450,250		1,549,249	6.7		1,700,553	9.8
Income from operations		904,726		1,147,015	26.8		1,235,253	7.7
Net comprehensive financing income (expense)
Interest income, net		62,768		93,464	48.9		75,132	(19.6)
Exchange gain (loss), net		9,682		(11,248)	(216.2)		5,350	147.6
Monetary position loss		(86,560)		(49,071)	(43.3)		(53,170)	8.3
Gain (loss) from embedded derivatives		(1,231)		(21,113)	1,615.2		1,783	(108.4)
Net comprehensive financing income (expense)		(15,341)		12,032	(178.4)		29,095	141.8
Other income (expense)		(2,550)		(848)	(66.8)		1,682	(298.3)
Income before income taxes, employee statutory profit sharing and cumulative effect of change in accounting principle		886,835		1,158,199	30.6		1,266,030	9.3
Income taxes and employee statutory profit sharing expense		(496,570)		(472,705)	(4.8)		(371,634)	(21.4)
Cumulative effect of change in accounting principle		26,172		0	(100.0)		0	0.0
Consolidated net income		416,437		685,494	64.6		894,396	30.5
Other operating data (unaudited):
Operating margin (1)		38.4%		42.5%			42.1%
Net margin (2)		17.7%		25.4%			30.5%

(1)	Income from operations divided by total revenues, expressed as a percentage.

(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Revenues

          Total revenues for 2006 reached Ps.2,935.8 million, 8.9% higher than the Ps.2,696.3 million recognized in 2005, reflecting increases in aeronautical services revenues of 8.7% and non-aeronautical services revenues of 9.6%.

          Aeronautical services revenues increased 8.7% from Ps.2,198.5 million in 2005 to Ps.2,390.3 million in 2006, due principally to a 7.2% increase in terminal passenger traffic and due to a lesser extent to a 2.2% increase in our maximum rates. As a result of these factors, aeronautical revenue per workload unit increased 1.2% from Ps.106.8 in 2005 to Ps.108.1 in 2006.

          Non-aeronautical services revenues increased Ps.47.7 million, or 9.6% compared to 2005. Revenues from food and beverage operations, retail shops, parking, advertising, the leasing of space to car rental companies and “duty paid” and “duty free” shops together represented 98.5% (Ps.47.0 million) of the increase. However, offsetting this amount was a Ps.4.0 million decline in revenues from the leasing of space to time-share developers mainly due to the fact that the Los Cabos airport received a one-time payment of Ps.20.9 million from the leasing of space to time-share developers during 2005. Non-aeronautical revenue per passenger was Ps.26.6, compared to Ps.26.0 in 2005, an increase of 2.2%.

Operating Costs

Cost of Services

          Cost of services increased 8.1% in 2006 compared to 2005, principally due to an increase in utility costs of 18.1%, which was mainly a result of an increase in the price of electricity and an increase in the consumption of electricity caused by the development of our infrastructure at the airports under our master development programs. Also, there was a 23.3% increase in other costs of services, due mainly to auditor fees associated with our activities to ensure compliance with the Sarbanes-Oxley Act of 2002 and technical consulting fees. Meanwhile, maintenance decreased 3.2% and personnel costs increased 4.7%, compared to 2005. As a percentage of total revenues, cost of services decreased by 0.7%, from 25.1% in 2005 to 24.9% in 2006. Cost of services per workload unit increased 0.6% compared to 2005, from Ps.32.9 in 2005 to Ps.33.1 in 2006.

Technical Assistance Fee and Concession Tax

          The technical assistance fee increased 9.6% from Ps.96.1 million in 2005 to Ps.105.3 million in 2006, due to the higher income from operations reported in 2006. Government concession taxes increased 8.9% from Ps.133.9 million in 2005 to Ps.145.8 million in 2006, reflecting the higher revenues earned in 2006.

Depreciation and Amortization

          The 11.7% increase in depreciation and amortization, from Ps.642.2 million in 2005 to Ps.717.2 million in 2006, was due primarily to a 68.4% increase in depreciation, from Ps.109.7 million in 2005 to Ps.184.8 million in 2006, which, in turn, was due mainly to a 53.0% increase in our buildings, building improvements, machinery and equipment in 2006. Furthermore, in 2006, we experienced accelerated amortization of certain building improvements realized at our airports in previous years, which were replaced in 2006, prior to the expiration of their expected useful life, which amounted to Ps.34.5 million, representing 46.0% of the total increase. Amortization of the concessions remained unchanged.

Income from Operations

          Income from operations increased 7.7%, from Ps.1,147.0 million in 2005 to Ps.1,235.3 million in 2006. The operating margin declined in 2006, from 42.5% in 2005 to 42.1%. This decline reflected the slight increase in total operating costs relative to total revenues, these having increased by 9.8% and 8.9%, respectively.

          The main airports that contributed to the increase in income from operations for the year ended December 31, 2006 were Tijuana (income from operations increased 27.1%, from Ps.77.0 million to Ps.97.8 million and the operating margin increased 15.0%, from 22.7% to 26.1%), Guadalajara (income from operations increased 13.4%, from Ps.405.6 million to Ps.459.9 million and the operating margin decreased 0.2%, from 47.3% to 47.2%), Los Cabos (income from operations increased 10.1%, from Ps.284.3 million to Ps.313.1 million and the operating margin increased 0.9% from 63.3% to 63.9%) and Puerto Vallarta (income from operations increased 9.4%, from Ps.226.2 million to Ps.247.4 million and the operating margin increased 0.2%, from 52.9% to 53.0%). The improvement in Tijuana was mainly a result of an increase in revenues, and to a lesser extent to cost controls. In the cases of Guadalajara, Los Cabos and Puerto Vallarta there were only slight changes in operating margins.

Comprehensive Financing Result

          In 2006, we recorded comprehensive financing income of Ps.29.1 million, as compared to Ps.12.0 million in 2005, representing a 141.8% increase. This increase resulted from a variation in results from embedded derivatives, in respect of which we recorded a loss of Ps.21.1 million in 2005, as compared to a gain of Ps.1.8 million in 2006, as well as the 15.4% depreciation of the Mexican peso against the U.S. dollar in 2006, which, in view of our possession of dollar-denominated assets, led to an exchange rate gain of Ps.5.4 million in 2006, as compared to an exchange rate loss of Ps.11.2 million in 2005. In 2006, we also benefited from the Ps.18.0 million recorded as a result of the resolution, in October 2006, in respect of six of our airports, of our asset tax dispute with the Mexican Treasury Department. Offsetting these gains was our loss on monetary position, which increased 8.4% in 2006, as compared to 2005, due to an increase in inflation and a greater position in monetary assets, as well as a 19.6% reduction in interest on investment securities, which interest declined by Ps.18.3 million in 2006 due to a reduction in Mexican domestic interest rates and a 21% lower average cash balance in 2006, as compared to 2005.

Income Taxes, Statutory Employee Profit Sharing and Asset Tax

          The provision for income taxes, employee profit sharing and asset tax declined 21.4% in 2006, to Ps.371.6 million from Ps.472.7 million in 2005, due mainly to the resolution, in October 2006, in respect of certain of our airports, of our asset tax dispute with The Mexican Treasury Department, which produced a benefit of Ps. 139.6 million (125.9 million nominal pesos) to our valuation allowance. Our effective tax rate declined from 40.8% in 2005 to 29.4% in 2006, reflecting, in addition to the foregoing, the increase in earnings before taxes of 9.3%.

Net Income

          Net income increased 30.5% when compared to 2005, from Ps.685.5 million to Ps.894.4 million in 2006, while the net margin increased from 25.4% to 30.5%, due to the aforementioned factors.

Results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004

Revenues

          Total revenues for 2005 were Ps. 2,696.3 million, 14.5% higher than the Ps. 2,355.0 million recognized in 2004, reflecting increases in both aeronautical services revenues (a 13.3% increase over 2004) and in non-aeronautical services revenues (a 20.2% increase over 2004).

          Aeronautical services revenues increased 13.3% from Ps. 1,940.9 million in 2004 to Ps. 2,198.5 million in 2005, principally reflecting a 4.4% increase in our maximum rates and the resulting increase in the specific prices we charge for various aeronautical services under an amended agreement with our principal airline customers, which took effect January 1, 2005. For a description of this agreement, see “Item 4, Information on the Company—Business Overview—Principal Customers.” This increase was also attributable in part to an 8.5% increase in workload units, reflecting an increase in passenger traffic. As a result of these factors, aeronautical revenues per workload unit increased 4.4% to Ps. 106.8 per workload unit in 2005 compared to Ps. 102.3 in 2004.

          Non-aeronautical services revenue increased 20.2%, from Ps. 414.0 million in 2004 to Ps. 497.8 million in 2005, due in large part to our recovery in May 2004 of the long-term leases to operate commercial space at our Puerto Vallarta International Airport and our Guadalajara International Airport (which contributed to revenue for all 12 months of 2005 as compared to only seven months in 2004). This recovery produced significant increases in revenues from retail operations, duty-free operations, food and beverage operations and car rentals in 2005 as compared to 2004. The increase in non-aeronautical revenues was also attributable in part to an increase in the leasing of commercial space used for marketing and sales of time-share units.

Operating Costs

Cost of Services

          Cost of services increased 3.3% in 2005 as compared to 2004, mainly as the result of a 16.3% increase in maintenance. This increase was offset in part by an 8.0% decrease in other costs. The decrease in other cost of services was principally attributable to amounts we recorded in year 2004 in our non-recoverable accounts of Ps. 18.0 million, as compared to a provision for non-recoverable accounts of Ps. 2.6 million in 2005. As a percentage of total revenues, costs of services decreased from 27.8% of revenues in 2004 to 25.1% of revenues in 2005, due primarily to the increase in revenues and the stability of our costs. Cost of services per workload unit decreased 4.8% in 2005, compared to the year 2004. This change was largely the result of the implementation of improved cost controls, which enabled us to benefit from the increase in workload units.

Technical Assistance Fee and Concession Tax

          Our technical assistance fee increased 18.3% to Ps. 96.1 million in 2005, compared to Ps. 81.2 million in 2004, due to increased income from operations in 2005. Our government concession tax increased 14.5% from Ps. 117.0 million in 2004 to Ps. 133.9 million in 2005, reflecting the increase in our revenues in 2005.

Depreciation and Amortization

          The 7.7% increase in depreciation and amortization, from Ps. 596.3 million in 2004 to Ps. 642.1 million in 2005, was principally due to a 7.6% increase in amortization expense (from Ps. 494.6 million in 2004 to Ps. 532.4 million in 2005). The higher amortization expense in 2005 reflected the increase in the amortization rate of our concessions effective October 2004 as well as additional amortization related to the rights to operate commercial space at our Puerto Vallarta International Airport and our Guadalajara International Airport recovered from prior leaseholders in May 2004.

Income from Operations

          Income from operations increased 26.8% to Ps. 1,147.0 million in 2005, as compared to Ps. 904.7 million in 2004. This increase primarily reflected the proportionately larger increase in revenues relative to the increase in our operating costs. Our operating margin increased from 38.4% in 2004 to 42.5% in 2005.

          On an airport-by-airport basis, the principal contributors to the increase in income from operations in December 31, 2005 were Los Cabos (where income from operations increased 55.3% from Ps. 182.9 million to Ps. 284.3 million and operating margin increased 16.4% from 54.4% to 63.3%), Puerto Vallarta (where income from operations increased 51.0% from Ps. 149.8 million to Ps. 226.2 million and operating margin increased 17.8% from 44.9% to 52.9%), Tijuana (where income from operations increased 60.9% from Ps. 47.8 million to Ps. 77.0 million and operating margin increased 55.5% from 14.6% to 22.7%) and Guadalajara (where income from operations increased 12.7% from Ps. 360.0 million to Ps. 405.6 million and operating margin increased 4.2% from 45.4% to 47.3%). In the case of Los Cabos, this increase resulted largely from a 35.0% increase in terminal passenger volumes at that airport; in the case of Puerto Vallarta, the increase was mainly attributable to our recovery in May 2004 of the long-term leases to operate commercial space at that airport, and attributable to a lesser extent to a 21.0% increase in terminal passenger traffic; and, in the case of Tijuana, the increase was attributable principally to the decrease in other costs of services, as described above.

Comprehensive Financing Result

          Our net comprehensive financing result for 2005 generated income of Ps. 12.0 million, as compared to an expense of Ps. 15.3 million in 2004. This change resulted primarily from our investment during the first half of 2004 of significant amounts of cash in U.S. dollar-denominated, short-term investments in anticipation of the payment to recover the rights to operate the leases at our Puerto Vallarta International Airport and our Guadalajara International Airport in May 2004, whereas in 2005 we invested our cash in higher-yielding investments. The increase in our comprehensive financial result in 2005 also resulted from lower inflation in 2005, resulting in a lower loss from monetary position in 2005. The decline in our loss from monetary position was partially offset by an exchange loss of Ps. 11.2 million in 2005, due to the appreciation of the Mexican peso against U.S. dollar by 4.5%.

Income Taxes, Statutory Employee Profit Sharing and Asset Tax

          The provision for income taxes, statutory employee profit sharing and asset tax decreased 4.8% in 2005, to Ps. 472.7 million from Ps. 496.6 million in 2004, due partly to changes to the amortization rates applicable to our airport concessions for tax purposes. Our effective tax rate decreased from 56.0% in 2004 to 40.8% in 2005, reflecting an increase in our pre-tax income that was not matched by a proportionate increase in our tax provision, principally due to a proportionately smaller net increase in the valuation allowance for asset tax, resulting from the benefits derived from the change in amortization rates.

Net Income

          Our consolidated net income increased 64.6% in 2005, to Ps. 685.5 million, from Ps. 416.4 million in 2004, and our net margin increased from 17.7% to 25.4% during this period, reflecting the factors discussed above.

Liquidity and Capital Resources

          Historically, our operations have been funded through cash flow from operations, and we have not incurred any significant indebtedness. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2004, 2005 and 2006, we used Ps. 305.2 million, Ps. 1,094.8 million and Ps. 746.3 million, respectively, of our cash balances for the payment of dividends. At December 31, 2005 and 2006, we had Ps. 935.8 million and Ps. 1,022.3 million, respectively, of cash, cash equivalents and financial investments held for trading purposes. This increase principally reflected a dividend payment reduction in 2006, as compared to 2005. We believe our working capital and resources expected to be generated from operations will continue to meet our present requirements. However, we are currently considering entering into a peso-denominated credit facility in the second half of 2007, which would provide financing in an amount of approximately Ps. 1,300 million, which we would use to fund our capital expenditures that we anticipate undertaking between July 2007 and December 2009, at our Los Cabos, Puerto Vallarta, Hermosillo and Bajio international airports.

          In 2006, we generated Ps. 1,470.2 million from operating activities, as compared to Ps. 1,503.1 million in 2005, principally reflecting an increase in our income from operations discussed above after taking into consideration non-cash charges such as depreciation, amortization and deferred income tax. Income generated from operations was mainly used to make a dividend payment of Ps. 746.3 million on May 8, 2006, as well as to invest approximately Ps. 630.8 million in machinery and equipment and improvements to our airport facilities.

          In 2005, we generated Ps. 1,503.1 million in resources from operating activities, principally reflecting our income from operations after taking into consideration non-cash charges such as depreciation and amortization and deferred income tax. This income was used mainly to pay a cash dividend of Ps. 627.1 million on May 4, 2005 and another cash dividend of Ps. 467.7 million paid on June 3, 2005, as well as to invest Ps. 605.5 million in machinery and equipment and improvements to our airport facilities in order to fulfill our master development programs.

          On January 25, 2006, we entered into a line of credit with a financial institution, which provides for the issuance of letters of credit up to an aggregate amount of Ps. 300 million in order to guarantee all amounts claimed by municipal authorities and referred to in Note 17.a to our audited consolidated financial statements. Until the line of credit expires in 2009, our airports will be subject to certain financial covenants thereunder, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including airport concessions) and reserves for inflationary effects, in each case under MFRS) of at least Ps. 2,100 million, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letter of credit and (iii) earn consolidated annual EBITDA (as defined in the credit agreement) of at least Ps. 1,000 million. On February 9, 2006, an irrevocable standby letter of credit was issued in respect of the Tijuana tax claim in the amount of Ps. 141.8 million. The standby letter of credit was granted to the bond institution that issued the bond to municipal authorities in Tijuana in order to release the encumbrance described in Note 17.a to our audited consolidated financial statements.

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

Historical Capital Expenditures by Airport

	Year ended December 31,

	2004		2005		2006

	(thousands of pesos)
Guadalajara	Ps.	261,578	Ps.	171,397	Ps.	188,645
Tijuana		14,540		33,623		38,325
Puerto Vallarta		352,384		143,570		145,250
Los Cabos		2,512		30,619		146,017
Hermosillo		14,877		43,902		39,742
Bajío		42,292		23,138		13,018
Morelia		6,696		35,865		16,916
La Paz		6,946		31,673		10,652
Aguascalientes		19,531		19,109		5,490
Mexicali		29,057		31,773		25,693
Los Mochis		9,406		19,907		12,496
Manzanillo		2,973		17,217		22,443

Other		14,014		9,435		(23,052)

Total	Ps.	776,806	Ps.	611,228	Ps.	641,635

          The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,

	2004		2005		2006

	(thousands of pesos)

Terminals	Ps.	150,545	Ps.	238,703	Ps.	193,925

Runways and aprons		83,445		194,822		241,791

Acquisition of long-term leases		448,652		0		0

Machinery and equipment		18,375		65,390		100,230

Other		75,789		112,313		105,689

Total	Ps.	776,806	Ps.	611,228	Ps.	641,635

          Our capital expenditures from 2004 through 2006 were allocated to the following types of investments at the majority of our airports:

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

          In some cases these long-term leases also gave the third-party operator the right to operate not only commercial activities, but also passenger walkways, transportation and other activities in the commercial areas subject to the lease. We acquired our concessions from our predecessor subject to these long-term lease obligations and have sought to recover the third parties’ lease rights. In recent years we have recovered, by compensating lease holders for early termination of their leases, several significant leases previously held by third parties who managed our commercial areas and received all revenues from the operations in those areas. We now manage several of those areas directly and have thereby increased our revenues from commercial activities.

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

Estimated Committed Investments by Airport

	Year ended December 31,

	2005		2006		2007		2008		2009

	(thousands of pesos)(1)(2)(3)

Guadalajara	Ps.	221,029	Ps.	162,231	Ps.	182,321	Ps.	156,512	Ps.	26,719
Tijuana		73,242		29,178		24,668		51,270		58,659
Puerto Vallarta		190,673		102,525		157,102		29,395		19,774
Los Cabos		54,501		178,569		155,249		227,932		199,996
Hermosillo		51,656		44,820		14,578		22,912		47,906
Bajio		38,032		21,368		14,563		34,424		29,316
Morelia		43,038		24,714		8,166		10,212		35,389
La Paz		40,906		20,359		9,119		13,903		20,637
Aguascalientes		16,157		9,178		7,794		16,798		29,861
Mexicali		65,763		17,603		14,362		17,573		16,487
Los Mochis		16,308		11,630		8,682		14,687		11,216
Manzanillo		34,888		25,214		11,917		10,807		16,027

Total	Ps.	846,193	Ps.	647,389	Ps.	608,521	Ps.	606,425	Ps.	511,987

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

(2)	Reflects changes to the master development programs for our Puerto Vallarta and Los Cabos airports agreed to with the SCT in 2007.

(3)

Variations in estimated committed investment amounts reported by us from time to time are the result of changes in the allocation of investment amounts to different airports and revisions to, and deferrals of, investments in baggage screening systems, which investments cannot be finalized until we reach a definitive agreement with our various airline customers.

          The following table sets forth our estimated committed investments for 2005 through 2009 by type of investment:

Estimated Committed Investments by Type

	Year ended December 31,

	2005		2006		2007		2008		2009

	(thousands of pesos)(1)(2),(3)

Terminals	Ps.	220,943	Ps.	121,055	Ps.	247,043	Ps.	298,476	Ps.	225,305
Runways and aprons		154,424		350,617		212,660		187,384		180,045
Machinery and equipment		52,483		36,853		17,690		11,011		8,387
Baggage screening systems—initial investments		333,224		0		0		0		0
Baggage screening system—additional investments		20,358		64,042		64,042		64,042		64,042
Other		64,761		74,822		67,086		45,512		34,208

Total	Ps.	846,193	Ps.	647,389	Ps.	608,521	Ps.	606,425	Ps.	511,987

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

(2)	Reflects changes to the master development programs for our Puerto Vallarta and Los Cabos airports agreed to with the SCT in 2007.

(3)

Variations in estimated committed investment amounts reported by us from time to time are the result of changes in the allocation of investment amounts to different airports and revisions to, and deferrals of, investments in baggage screening systems, which investments cannot be finalized until we reach a definitive agreement with our various airline customers.

          In 2005, the Mexican government issued a policy letter calling for all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although Mexican law clearly specifies that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised. We maintain that the new policy will not be implemented at our airports until we enter into a written agreement with our airline customers regarding the allocation of cost and responsibility. We hope to reach a definitive agreement with our airline customers regarding the allocation of costs and then proceed with the purchase and installation of new equipment.

          Differences between estimated committed investments and historical capital expenditures are due primarily to our not having yet installed this baggage screening equipment. The installation of the new equipment was originally contemplated under our master development programs, but as a result of the issues outlined above, we do not believe that we are, or at any time have been, in legal breach of our master development programs.

          We expect to continue funding the majority of our operations in the short-term and long-term through cash flow from operations, although we may incur indebtedness from time to time. We expect to allocate a majority of our investments for the period 2005 through 2009 to our five largest airports. In particular, a portion of our investments will be dedicated to expanding and remodeling the Guadalajara, Puerto Vallarta and Los Cabos international airports terminals.

Critical Accounting Policies

          We prepare our audited consolidated financial statements in conformity with MFRS. As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements and (iii) certain reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. Our significant accounting policies are described in Note 3 to our audited consolidated financial statements.

          We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Income Taxes

          In conformity with Bulletin D-4, “Accounting for Income Tax, Asset Tax and Statutory Employee Profit Sharing”, of MFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2006, we recorded, within the long-term deferred income tax asset, an estimated amount of recoverable asset tax paid, based on financial projections that show that we will recover, within the permitted 10-year recovery period, the excess of asset tax over income tax relating to our Bajío, Guadalajara, Morelia and Puerto Vallarta airports. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense.

Impairment in the Value of Long-Lived Assets

          We must test for impairment when indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use exist, unless there is conclusive evidence that the indicators of impairment are temporary. An impairment is recorded when the carrying amount of long-lived assets exceeds the greater of the present value of future net cash flows provided by the assets on the net sales price upon disposal. Present value of future net cash flows is based on management’s projections of future operations, discounted using current interest rates. Our evaluations throughout the year and up to the date of this filing did not reveal any impairment of tangible and intangible long-lived assets. We can give no assurance that our evaluations will not change as a result of new information or developments which may change our future projections of net cash flows or the related discount rates and result in future impairment charges.

Principal Differences Between MFRS and U.S. GAAP

          Our audited consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP. See Note 23 to our audited consolidated financial statements for a discussion of these differences. Consolidated net income (loss) under U.S. GAAP was (Ps. 124.6) million, Ps. 924.6 million and Ps. 1,099.9 million for the years ended December 31, 2004, 2005 and 2006, respectively.

          The principal differences between MFRS and U.S. GAAP as they relate to us are the treatment of our investments in our concessions and the rights to use our airport facilities, the recognition of the fair value of embedded derivatives, the treatment of AMP’s portion of shares held in trust, which are forfeitable, and the effects of these adjustments on deferred income taxes. Each of these differences affects both consolidated net income and stockholders’ equity.

Off-balance Sheet Arrangements

          We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

          The following table summarizes our contractual obligations as of December 31, 2006.

	Payments due by period

Contractual Obligations	Total		Less than 1 year(4)		1-3 years		3-5 years			More than 5 years

	(in millions of pesos)

Master Development Programs (1)	Ps.	2,060.1	Ps.	608.5	Ps.	1,451.6	Ps.	N/A	(5)	Ps.	N/A	(5)
Purchase Obligations (2)		551.3		56.0		186.1		224.6			84.6
Operating Lease Obligations (3)		27.1		7.1		15.8		4.2			0.0

Total	Ps.	2,638.5	Ps.	671.6	Ps.	1,653.5	Ps.	228.8		Ps.	84.6

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

(2)

Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement, assuming an average exchange rate of Ps. 13.14 per U.S. dollar and an annual U.S. inflation rate of 2.7%. The amount ultimately to be paid in any year will depend on our profitability.

(3)	Includes leasing of buildings and vehicles.

(4)	Amount for less than one year corresponds to obligations for 2007.

(5)

The difference between this amount and the amount for 2006 in the table titled “Estimated Committed Investments by Type” above reflects baggage screening equipment that was provided for in our master development programs for 2005 but which we did not purchase in 2005, and have therefore carried forward.

(6)	In the fifth year of the master development programs, a negotiation will take place with the SCT to determine the new master development program commitments for the subsequent five-year period

New Accounting Pronouncements

MFRS

          As of June 1, 2004, the function of establishing and issuing Mexican Financial Reporting Standards (MFRS) became the responsibility of the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C., or “CINIF”). CINIF changed the terminology referring to the body of Mexican accounting principles from “accounting principles generally accepted in Mexico,” previously promulgated by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos) to MFRS. As of December 31, 2005, eight Series A standards had been issued (NIF A-1 to NIF A-8), representing the “Conceptual Framework.” Additionally, NIF B-1, Accounting Changes and Correction of Errors, was issued. Series A and NIF B-1 went into effect as of January 1, 2006.

          When the Conceptual Framework came into effect on January 1, 2006, some of its provisions created divergence with specific provisions of MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), Initial Application of Mexican Financial Reporting Standards, establishing, that specific provisions of MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income, and other comprehensive income items in the statement of stockholders’ equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.

          CINIF continues to pursue its objective of moving towards a greater convergence with International Financial Reporting Standards. To this end, on December 22, 2006, it issued the following MFRS standards, which will become effective for fiscal years beginning on January 1, 2007:

•	NIF B-3, Statement of Income

•	NIF B-13, Events Occurring after the Date of the Financial Statements

•	NIF C-13, Related Parties

•	NIF D-6, Capitalization of Comprehensive Financing Result

          Some of the significant changes established by these standards are as follows:

          NIF B-3, Statement of Income, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting income from operations is neither required nor prohibited by NIF B-3. If presented, the line item for other income (or expense) is presented immediately before income from operations. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (or expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular MFRS provisions should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

          NIF B-13, Events Occurring after the Date of the Financial Statements, requires that for (i) asset and liability restructurings and (ii) creditor waivers to their rights to demand payment in case the reporting entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officers or bodies. NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other another body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

          NIF C-13, Related Parties, broadens the concept of “related parties” to include (a) the overall business in which the reporting entity participates; (b) close family members of key or relevant officers; and (c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: (i) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; (ii) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; (iii) benefits granted to key or relevant officers; and (d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

          NIF D-6, Capitalization of Comprehensive Financing Result, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: (a) mandatory capitalization of comprehensive financing cost (RIF) directly attributable to the acquisition of qualifying assets; (b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; (c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; (d) a methodology to calculate capitalizable RIF relating to funds from generic financing; (e) regarding land, RIF may be capitalized if development is taking place; and (f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply the provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

          On November 30, 2006, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 12, Service Concession Arrangements. The Interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The interpretation does not address the accounting for the government (grantor) side of such arrangements.

          At the date of issuance of the financial statements included herein, the adoption of these standards has not had a material effect on our consolidated financial information.

U.S. GAAP

          In June 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We do not anticipate that the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

          In September 2006, the SEC issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB No. 108). SAB No. 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build-up of improper amounts on the balance sheet. We adopted the provisions of SAB No.108 in the accompanying consolidated financial statements, which did not have an effect on our financial position, results of operations or cash flows.

          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability — that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

          In September 2006, the FASB issued SFAS No. 158, Employers´Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires an employer to recognize the over-funded or under-funded status of a defined-benefit post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires that an entity measure the fair value of plan assets and benefit obligations as of the date of the year-end balance sheet. We adopted the provisions of this statement in the accompanying 2006 financial statements, which did not have a material effect, given that we did not have any unrecognized amounts related to our seniority premiums or severance payment liabilities.

Item 6.	Directors, Senior Management and Employees

Directors

          The board of directors is responsible for the management of our business. Pursuant to our bylaws, our board of directors generally must consist of 11 members. Under Mexican law, at least 25 percent of our directors must be independent (as determined by our stockholders at each annual general meeting in applying the provisions of our bylaws and relevant Mexican and other law). Currently the board of directors consists of 11 directors.

          Our bylaws provide that the holders of Series BB shares are entitled to elect four members to the board of directors and their alternates. Our remaining directors are elected by the holders of our Series B shares (who do not elect alternates). Under our bylaws, each stockholder or group of stockholders owning at least 10% of our capital stock in the form of Series B shares is entitled to elect one member to the board of directors. The other directors to be elected by the holders of our Series B shares are elected by majority vote of all holders of Series B shares present at the stockholders’ meeting.

          The following table lists the title, date of appointment, age and alternate of each of our current directors.

Name	Title	Director since	Age	Alternate

Eduardo Sánchez Navarro Redo*	Chairman and Director (AMP)	February 7, 2006	61	Carlos Laviada Ocejo
Javier Marin San Andres*	Director (AMP)	August 1, 2001	48	Rodrigo Marabini Ruíz
Manuel García Buey *	Director (AMP)	February 7, 2006	60	Laura Diez Barroso Azcarraga
Demetrio Ullastres Llorente*	Director (AMP)	November 27, 2002	62	Vicente Alonso Diego ***
Francisco Glennie y Graue **	Director (Independent)	February 7, 2006	58	—
Francisco Javier Fernández Carvajal **	Director (Independent)	April 27, 2005	51	—
Jose Manuel Rincón Gallardo Purón **	Director (Independent)	February 7, 2006	64	—
Sergio Paliza Valdez **	Director (Independent)	May 25, 2006	71	—
Ernesto Vega Velasco **	Director (Independent)	May 25, 2006	69	—
Henry R. Davis Signoret **	Director (Independent)	October 27, 2006	66	—
Alfonso Pasquel Barcenas **	Director (Independent)	April 19, 2007	60	__

*	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.

**	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores)

***	Beginning July 1, 2007, Carlos del Río will substitute Vicente Alonso Diego as the alternate director for Demetrio Ullastres Llorente.

          Eduardo Sánchez Navarro Redo. Eduardo Sánchez Navarro Redo is the chairman of our board of directors and has been a director since 2006. He is currently also the chairman of AMP. He is also the chairman of Grupo Questro, a real estate investment group with substantial holdings in Los Cabos, including luxury resorts and residential developments such as Cabo Real, Club Campestre San Jose and Puerto Los Cabos, as well as Club de Golf Bosques in Mexico City. Since 1986, Mr. Sánchez Navarro Redo has been the Vice President of Grupo Embotelladoras Unidas, the second largest Pepsi bottling group in Mexico. He is also the current President of the Asociacion de Inversionistas en Hoteles y Empresas Turisticas, a member of the National Tourism Business Counsel, a member of the Counsel for Promotion of Mexican Tourism, a member of the Sustainable Northeast Counsel and founder of the Coordinating Counsel of Los Cabos.

          Javier Marin San Andres. Javier Marin San Andres is a member of our board of directors and has been since 2001. He is currently a director of Aeropuertos Españoles y Navegación Aérea and is in charge of the management and development of the airport network in Spain. He is also a member of the board of directors of Centro Logisticos Aeroportuarios S.A. (serving as Vice President) and Ingenieria y Economia del Transporte, S.A., as well as several Mexican companies, including Aeropuertos Mexicanos del Pacifico, S.A. as well as Colombian companies such as Aeropuertos del Caribe, S.A., Sociedad Aeroportuaria de la Costa, S.A., Aerocali, S.A. and Compañía de Extinción General de Incendios, S.A. In 1999, he was appointed Chief Executive Officer and General Director of Aeropuertos Españoles y Navegación Aérea, which he joined in 1991 and at which he served in various executive capacities until his appointment from 1993 to 1996 as General Director of Air Navigation and in 1997 as Director of Corporate Development, responsible for strategic planning the initial international development of AENA as an airport operator. He has also served as the General Direction of Civil Aviation at the Universidad Politecnica de Madrid, in the Experimental Center of the Eurocontrol Organization in Paris, as well as in the Indra Corporation Group. He holds a degree in Aeronautic Engineering from the Universidad Politecnica de Madrid and has a degree in Finance and Economics Management from the Chamber of Commerce in Madrid and a graduate degree in management from the IESE, Universidad de Navarra.

          Manuel García Buey. Manuel Garcia Buey is a member of our Board of Directors. Mr. García Buey has significant experience in government concessions, having served as project director of the El Haouareb damn in Tunisia and having served as a civil development manager, an international director and a concession development director at Dragados among other professional activities. He has also been a board member of several concession companies such as Autopista Central, S.A., SCL Terminal Aéreo Santiago, S.A., Autopista Vespucio Norte Express, S.A. and Rutas del Pacífico, S.A. in Chile; Airport Alfonso Bonilla Aragón, S.A. (AEROCALI) and Ferrocarriles del Norte de Colombia, S.A. (FENOCO) in Colombia; Autopista del Henares, S.A. (Henarsa), Metro de Sevilla Sociedad Concesionaria de la Junta de Andalucía, S.A., Ciralsa S.A.C.E. (Road A-6) and TP Ferro Concesionaria, S.A. (Figueras-Perpignan high-speed train) is Spain; Carmelton Group Ltd. (Carmelo Mountain Tunnels) in Israel; Montego Bay Jamaica Airports, Ltd. in Jamaica and IRIDUIM Concesiones de Infraestructuras.

          Demetrio Ullastres Llorente. Demetrio Ullastres Llorente is a member of our board of directors and has been since 2002. Since 2004 he has been the president of the Service and Concessions Division of ACS. He received his Bachelor’s of Arts as a transportation engineer from the Colegio del Pilar in Madrid, Spain and has since worked in various capacities at Dragados in Cadiz, including, most recently, president of Dragados Industrial and president of Dragados Works and Projects. In 2001, he was named the General Director of Grupo Dragados, responsible for the areas of construction and concessions. In 2002, he was awarded a medal of Professional Merit by the Colegio de Ingenieros de Caminos, Canales y Puertos.

          Francisco Glennie y Graue. Francisco Glennie y Graue is a member of our board of directors and has been since 2006. He has served previously as an alternate member of our board of directors and as a member of our audit committee. Since 2003, he has been affiliated with Challenger, Gray and Christmas, a U.S. human resources consulting firm, as its representative in Mexico City following several years as an independent executive search consultant. He had previously served as vice-president of human resources for Pepsi Cola in Mexico and as the director of human resources for the Latin America region of Frito Lay. Mr. Glennie y Graue has also served in human resources positions of increasing seniority at such companies as Unilever and Sabritas, one of Mexico’s leading snack food companies, following several years in various human resources positions at Ford Motor Company. Mr. Glennie y Graue obtained his B.A. in industrial relations at the Universidad Iberoamericana in Mexico City and has completed the Senior Management Program at the Instituto Panamericano de Alta Direccion de Empresa in Mexico City.

          Francisco Javier Fernández Carbajal. Francisco Javier Fernández Carbajal is a member of our board of directors and has been since April 27, 2005. Since 2002 he has served as a consultant for public and private investment transactions including mergers, acquisitions, strategic joint ventures and debt and equity issuances, and his experience includes transactions in domestic and international markets. From 2000 through 2002 he served as General Director of the Corporate Development division at Grupo BBVA Bancomer, S.A. de C.V. after having held other positions at BBVA Bancomer since 1991. From 1989 through 1991 he held positions at Acciones Bursátiles, S.A. de C.V. and Fianzas Monterrey, S.A. He has been member of various boards of directors of companies in several industries, including Grupo Gigante, S.A. de C.V. (supermarkets), Ixe Grupo Financiero, S.A. de C.V. (finance), Fomento Economico Mexicano (FEMSA), S.A. de C.V. (beverage production and distribution), Grupo Bimbo, S.A. de C.V. (food products) and Infommersion, Inc. (software development). Mr. Fernández Carbajal has a degree in engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and a master’s degree in business from the Harvard Business School.

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

          Ernesto Vega Velasco. Mr. Vega a member of our board of directors and has been since 2006. He is currently a member of the board of directors, audit committee and compensation committee of Grupo Desc, where he spent most of his career in various senior roles. He is also a member of the boards of directors of several other companies including Wal-Mart of Mexico. He is the chairman of the board and a member of the audit committee of the Bolsa Mexicana de Valores (the Mexican Stock Exchange). Mr. Vega is an accountant and has served as the president of Mexico’s Commission on Accounting Principles. He holds a degree in accounting from the Instituto Tecnologico Autonomo de Mexico (ITAM).

          Henry R. Davis Signoret. Henry R. Davis was born in Mexico City in 1940. He obtained his undergraduate degree in business administration from the Universidad Autónoma de México in 1964. In 1971 he was sent by Cifra, S.A., his then employer, to Harvard University to take a course in management development. During his studies, he obtained experience especially in market studies and sales development. Mr. Davis began work at Cifra, S.A. in 1965 and remained an employee of such company for the following 33 years, working in various aspects of the administration of the company’s supermarket, restaurant and department store divisions. In 1983 he became the president of the company, a position he held until his departure from the company in 1998. He also served as a director of the company. Since his departure from Cifra S.A., he has dedicated himself to family businesses, including Promotora Dac, S.A. a real estate and investment company that also serves as a holding company for Probelco, S.A., a cosmetics company, and Desarrollos Banderas, S.A., a real estate and golf course development company.

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

          The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age

Carlos Francisco del Río Carcaño	Chief Executive Officer	August 1, 2001	57
Rodrigo Guzman Perera	Chief Financial Officer	August 1, 2001	35
Manuel Sansón Suárez	Director of Technical Operations	April 9, 2007	43
Carlos Criado Alonso	Director of Commercial Activities	April 21, 2005	49
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	54
Miguel Aliaga Gargollo	Director of Investor Relations and Public Relations	May 8, 2006	37
Jorge Luis Valdespino Rivera	Director of Human Resources	August 21, 2006	43

          Carlos Francisco del Río Carcaño. Mr. del Río was named our Chief Executive Officer in August 2001. Previously, he was Director General of Control y Montajes Industriales CYMI S.A., President of CAE ASIA in Singapore, Executive Advisor to ENELEC in Portugal, and Advisor to the Mexican Airport and Auxiliary Services Agency, DYCTEL and MAKIBER. He was also head of Communications and Energy Works D.R. Cataluna, head of construction work for Lineas Telefonicas for Barcelona and Lerida, head of Channeling Works in Baleares, and head of Planning and Control of the Mediterranean Highway for the Tramos Vinaroz and Benisa sections. Mr. del Río received a telecommunications engineering degree from ETSIS Madrid. On April 19, 2007, we announced the resignation of Mr. del Río, effective July 1, 2007. He will be replaced by Jorge Sales Martínez, who will come to GAP after serving as the chief executive officer of MBJ Airports Limited in Montego Bay, Jamaica.

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

Compensation of Directors and Executives

          For 2006, the aggregate compensation earned by our directors, alternate directors and executive officers was approximately Ps. 47.7 million, including compensation paid to the directors, alternate directors and executive officers of our operating subsidiaries (31 people in total). We have not established any pension, retirement or similar benefits or arrangements for these individuals.

          None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

          None of our directors of executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law.

          As a test for additional variable compensation, our board of directors has determined that three executive officers will be able to receive as part of their 2007 and 2008 bonuses an amount of money linked to the price of GAP’s stock, simulating a stock option benefit. Specifically, these additional bonuses will be based on the average price of our ADRs in the last quarter of 2007 and the last quarter of 2008 taking into account the last quarter of 2006 as the reference period. This test will be done for the 2007 and 2008 periods and will apply only to our Chief Executive Officer, our Chief Financial Officer and our Director of Technical Operations.

Board Committees

          Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions Committee and a Nominations and Compensation Committee. The Audit Committee, to which our bylaws have granted, as is permitted, the duties provided for in the Securities Market Law for Mexican corporate practices committees, is the only legally required committee. The other committees have been constituted to assist the board of directors. The board of directors may constitute further committees from time to time.

Operating Committee

          The Operating Committee, which, pursuant to our bylaws, should have six members, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. The chief executive officer presides over the committee. The members of the Operating Committee are Carlos del Río Carcaño, Eduardo Sánchez Navarro, Rodrigo Marabini Ruíz, Francisco Javier Fernández Carbajal, Henry Davis Signoret and Alfonso Barcenas Pasquel. The alternate Members are: Vicente Emilio Alonso Diego, Carlos Laviada Ocejo and Manuel García Buey. A secretary has also been appointed who is not a member of the committee. Beginning July 1, 2007, Jorge Manuel Sales Martínez will take the position of Chief Executive Officer and will also susbtitue Carlos Del Río as the president of this comittee.

Audit Committee

          The Audit Committee, which must have a minimum of three members, the majority of which much be members of our board of directors, is responsible, among other things, for (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. This committee is also responsible for reviewing our corporate governance and all related-party transactions, including transactions with AMP. The committee also names a special delegate, whose responsibility it is to ensure AMP’s compliance with the technical assistance agreement. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit Committee of the number of members representing 20% of the committee’s total members, or at least one member. The president of this committee is elected at the annual stockholders’ meeting. The composition of the Audit Committee must at all times be compliant with all applicable laws and regulations in every jurisdiction where our securities are listed or quoted. The current members of the Audit Committee are Francisco Glennie y Graue, Jose Manuel Rincón Gallardo Purón and Ernesto Vega Velasco. A secretary has also been appointed, who is not a member of the committee.

Acquisitions Committee

          The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and AMP or any of its related persons, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. Our bylaws provide that a stockholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members. The members of the Acquisitions Committee are Carlos Laviada Ocejo, Vicente Emilio Alonso Diego and Sergio Paliza Valdez. Manuel García Buey has been elected to serve as an alternate member to Carlos Laviada Ocejo beginning July 1, 2007. A secretary has also been appointed who is not a member of the committee. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

          The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within its subject-matter ambit. Our bylaws provide that a stockholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are to be designated by the two members who were selected by the Series B and Series BB stockholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the stockholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members. Members of the committee each have a term of one year. At each annual stockholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B stockholders. The members of the Nominations and Compensation Committee are Rodrigo Marabini Ruíz and Francisco Glennie y Graue. Demetrio Ullastres Llorente serves as an alternate member to Rodrigo Marabini Ruíz.

NYSE Corporate Governance Comparison

          Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for listed U.S. companies under Section 303A of such manual. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Prácticas Corporativas), which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

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

Pursuant to the Securities Market Law and Article 15 of our bylaws, at least 25% of the members of our board of directors must be independent. Determinations regarding independence must be made by our stockholders applying the provisions of the Securities Market Law and our bylaws (which incorporate Section 10A-3 of the Exchange Act).

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

(iv) a stockholder that is a part of the control group of the company; or

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

parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy (or, if no proxy is prepared, its Form 10-K / annual report))

independent by our stockholders in accordance with the Securities Market Law and our bylaws.

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

§303A.07 specifies other requirements for audit

NYSE Standards for Domestic Listed Companies[1]	Our Corporate Governance Practices

committees.	requirements prescribed in that rule. (The Securities Market Law likewise contains a requirement that our Audit Committee be entirely independent.)

We are not subject to §303A.07. As such, our Audit Committee charter (contained in Article 32 of our bylaws) does not make provision for every one of the specific duties required by §303A.07.

Corporate Governance Guidelines.

§303A.09 specifies that listed companies must adopt and disclose corporate governance guidelines.

Mexican law does not require us to disclose corporate governance guidelines and we have not done so. However, pursuant to the Securities Market Law, we have adopted board guidelines covering corporate governance matters such as the use of corporate assets, certain transactions with related parties (including loans to officers), repurchases of shares, communications with stockholders, managers and directors, and other matters. In addition, we have adopted a corporate code of ethics, which is available on our corporate Internet site.

Employees

          The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated.

Employees

	December 31,

	2004	2005	2006

Categories of activity:
Airport operations	741	749	757
Airport maintenance	145	141	145
Administration(1)	178	182	174
Geographic location:
Guadalajara	225	227	230
Tijuana	116	118	116
Puerto Vallarta	114	107	112
Los Cabos	77	81	82
Hermosillo	70	72	72
Bajío	78	79	79
Morelia	64	63	63
La Paz	48	48	49
Aguascalientes	52	52	52
Mexicali	48	47	47
Los Mochis	38	40	39
Manzanillo	38	38	38

Total(1)	1,064	1,072	1,076

(1)	At December 31, 2004, 2005 and 2006, includes 96, 100 and 97 persons employed by Servicios a la Infraestructura Aeroportuaria del Pacifico, S.A. de C.V., our administrative services subsidiary.

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

          We maintain a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2005 and 2006, we made a total of Ps. 12.1 million and Ps. 13.6 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

          Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Mexican Treasury Department.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR STOCKHOLDERS

          Prior to our initial public offering in 2006, the Mexican government owned 476,850,000 Series B shares, representing 85% of our issued and outstanding capital stock. After the offering, the Mexican government ceased to be a stockholder.

          The following table sets forth information with respect to beneficial ownership of our capital stock as of December 31, 2006.

	Number of Shares		Percentage of total share capital

Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares

AMP	—	84,150,000	—	15.0%
Atticus Capital LP(1)	43,333,370	—	7.7%	—
Jana Partners LLC (2)	29,573,000	—	5.3%	—
Glenview Capital Management, LLC (3)	24,982,000	—	4.5%	—
John A. Griffin / Blue Ridge Limited Partnership / Blue Ridge Offshore Master Limited Partnership (4)	23,243,000	—	4.1%	—
Public	355,718,630	—	63.4%	—	.

(1)	Based on amended Schedule 13G filed February 14, 2007

(2)	Based on amended Schedule 13G filed February 13, 2007

(3)	Based on Schedule 13G filed April 27, 2007

(4)	Based on amended Schedule 13G filed June 20, 2007

          AMP holds all of our Series BB shares. Special rights and restrictions attach to our Series BB shares as described under “Item 4, Information on the Company—History and Development of the Company” and “Item, Additional Information—Corporate Governance.” As of March 6, 2007, approximately 87.3% of our Series B shares were held in the form of ADSs.

AMP Trust, Bylaws and Stockholders’ Agreement

          The rules governing the sale of our Series BB shares to AMP required that AMP place all of its Series BB shares in trust in order to guarantee AMP’s performance of its obligations under the technical assistance agreement and AMP’s commitment to maintain its interest in us for a specified period. Accordingly, AMP has placed its shares in trust with Bancomext. This trust provides that AMP may instruct Bancomext with respect to the voting of the shares held in trust that represent up to 10% of our capital stock; the remaining 5% is required to be voted in the same manner as the majority of all shares voted at the relevant stockholders’ meeting. Under our bylaws and the trust, AMP could not sell any of its Series BB shares before August 25, 2004. Since the end of this no-sale period, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. After August 25, 2009, AMP may additionally sell in any year up to 20% of its remaining 51% ownership interest in us represented by Series BB shares. The terms of the trust will be extended for an additional 15 years if, at the end of the initial 15 year term, AMP holds shares representing more than 10% of our capital stock. AMP may terminate the trust before the second 15-year term begins if: (i) AMP holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated. AMP is required to deposit in the trust any additional shares of our capital stock that it acquires.

          AMP’s stockholders have entered into a stockholders’ agreement that provides that their right to appoint certain of our executive officers is to be allocated as follows: Controladora Mexicana will have the right to appoint our chief executive officer, AENA will have the right to appoint our director of technical operations, and the appointment of our chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities and the secretary of our board of directors will be determined by a simple majority vote of AMP’s stockholders. All other officers, directors or committee members to be appointed by AMP, and most other matters relating to AMP’s participation in us, must be agreed upon by holders of 60% in aggregate of the equity of AMP.

          Under the terms of the participation agreement and the trust agreement, AMP’s key partners are required to maintain their current 25.5% ownership interest in AMP until August 25, 2014. To the extent that a key partner acquires shares of AMP in excess of its current 25.5% interest, this additional interest may be sold without restriction. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If AMP or any of its stockholders defaults on any obligation contained in the trust agreement, or if AMP defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to us as liquidated damages.

RELATED PARTY TRANSACTIONS

Arrangements with AMP and its Affiliates

          The rules for the sale of the Series BB shares required AMP, us and the SCT to enter into a participation agreement, which established the framework for the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

          Pursuant to the technical assistance agreement and the participation agreement, AMP and its stockholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports. The agreements have initial terms of approximately 15 years, expiring on August 25, 2014. The technical assistance agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. A decision by us not to renew the technical assistance agreement is subject to the approval of 51% of Series B stockholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). The agreement will only remain in effect if AMP continues to hold at least 7.65% of our capital stock.

          The technical assistance fee for each of 2000 and 2001 was U.S.$7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the technical assistance fee has been required to equal the greater of U.S.$4.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings.

          The technical assistance agreement allows AMP, its stockholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6, Directors, Senior Management and Employees—Committees.”

          In 2004, 2005 and 2006, we recognized expenses of U.S.$7.0 million, U.S.$8.7 million and U.S.$9.8 million, respectively, pursuant to the technical assistance agreement plus additional expenses paid to AMP and its affiliates of approximately U.S.$30,000, U.S.$5,750 and U.S.$28,950, respectively.

          In 2005we settled a claim asserted against us by Soluziona S.A. de C.V., an affiliate of AMP that provided construction services at our Guadalajara International Airport for a total amount of Ps. 5.8 million.

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

Deductibility of certain payments to the Mexican Airport and Auxiliary Services Agency

          Pursuant to a management services agreement, our predecessor, the Mexican Airport and Auxiliary Services Agency agreed to provide certain services to our airports for a temporary transition period in exchange for a management fee of 26.5% of the gross monthly revenues of each of our subsidiary concession holders. Pursuant to the terms of this agreement, the Mexican

Airport and Auxiliary Services Agency was only to provide these services until the date on which our strategic stockholder (AMP) acquired its 15% equity interest in our capital stock on August 25, 1999. However, AMP was unable to provide these services starting on August 25, 1999 and, as a result, the Mexican Airport and Auxiliary Services Agency continued to provide these services after August 25, 1999 through November 15, 1999 without an agreed management fee for this period.

          An agreement with respect to the management fee owed for the period from August 25, 1999 to November 15, 1999 was not reached between us and the Mexican Airport and Auxiliary Services Agency until early in 2003. Upon reaching this agreement, we paid a total fee of Ps. 68.4 million (including value-added tax (IVA)) for these services. A deduction for this expense was taken in 2003.

          One of the requirements under Mexican income tax law to deduct an expense in a fiscal period is that the service be rendered in the same period in which it is deducted. In light of this requirement, we requested confirmation from the Mexican Treasury Department that a deduction for the management fee for the period from August 25, 1999 through November 15, 1999 could be claimed in 2003, since an agreement with respect to the amount of this fee was not reached until 2003. During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 proposed by us. In 2004, we initiated an annulment proceeding. In 2005, we received a favorable ruling with respect to the claim relating to our Aguascalientes airport, but received an unfavorable ruling in a first instance on the claims with respect to the Bajío, Guadalajara, Tijuana, Puerto Vallarta and Los Cabos airports. Subsequently, during 2006, we received a favorable sentence in the ultimate instance at the La Paz airport and unfavorable sentences in the ultimate instance at the Aguascalientes, Hermosillo, Mexicali and Los Mochis airports. In April 2007, we received a favorable sentence in the ultimate instance at the Manzanillo airport, and, in June 2007, we received an unfavorable sentence in the ultimate instance in Morelia airport. However, only the unfavorable sentences at the Aguascalientes and Morelia airports were decisions on the merits; those at the Hermosillo, Mexicali and Los Mochis airports were based on deficiencies in form. In respect of the Morelia airport, we presented an appeal against an unfavorable sentence, but, in June 2007, the higher court the denied our appeal and confirmed the sentence of the lower court. With respect to the Bajio, Guadalajara, Puerto Vallarta, Los Cabos and Tijuana airports, a higher court has issued a sentence requiring the Mexican Tax Court to issue a new ruling, considering the arguments presented in respect of these airports. If we are unsuccessful in our challenge, we estimate that we would be required to pay approximately Ps. 21.5 million plus accrued surcharges and penalties.

Refund of Income Tax

          As part of a tax planning strategy that we implemented in 2002 following the recommendation of our tax advisors, we recorded in our audited consolidated financial statements a recoverable income tax asset of Ps. 76.9 million (nominal pesos) as of December 31, 2002. This asset related to the expected recovery of income taxes paid on the distribution of dividends. In July 2003, we requested that the Mexican Treasury Department confirm the criteria under which we were claiming this refund. This request was rejected. Subsequently, we initiated proceedings before the Mexican Tax Court (Tribunal

Federal de Justicia Fiscal y Administrativa) seeking to have our refund claims adjudicated in our favor. For a further discussion of this asset, see Note 15.a to our audited consolidated financial statements. Although this receivable may be recognized under MFRS, under U.S. GAAP, the recoverable income tax asset is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

          In the case of the Tijuana International Airport, in May 2005, after we initiated proceedings before the Mexican Tax Court seeking to have our refund claims adjudicated in our favor, the Mexican Treasury Department fined us Ps. 19.1 million (nominal pesos) based on a finding that our refund request relating to this airport was unfounded. We paid the fine in order to obtain a discount on the fine (which was reduced to Ps. 11.4 million nominal pesos) and to avoid accruing interest and inflation adjustments while we contest the fine before the Mexican Tax Court. On April 24, 2007, the Mexican Tax Court found (i) that our claim for the refund we were requesting was unfounded and (ii) that the fine was incorrectly requested by the Mexican Treasury Department based on procedural reasons, thereby declaring the fine null and void. However, the Mexican Tax Court left open the possibility that the Mexican Treasury Department could, in the future, overcome its procedural error and correctly request the fine in the manner it originally sought. Giving these holdings, the Company has continued its litigation through an appeal to seek (i) an ultimate declaration of the inapplicability of the fine and (ii) confirmation of the criteria for the recoverability of income tax on dividends.

          If we are successful in having the fine annulled, we will recover the amount of the fine plus interest and inflation adjustments. We have recorded the expected refund of the fine as an asset in our audited consolidated financial statements for the years ended December 31, 2005 and 2006, as we do not believe there is any legal basis for the fine. For U.S. GAAP purposes, such refund is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

          There can be no assurance that we will be successful in our claims with respect to the tax refunds at our remaining airports. If these claims are not decided in our favor, we may be required to write off the remaining asset we have recorded in respect of the anticipated refund as well as any related fines we have paid. As of December 31, 2006, the aggregate amount of these assets was approximately Ps. 78.4 million (nominal pesos).

Proceedings before the Mexican Treasury Department regarding asset tax

          During 2003, we commenced two administrative proceedings before the Mexican Treasury Department seeking (i) a reduction of the asset basis of, or the applicable rate for purposes of calculating asset tax liability on, our airport concessions, so that such base only includes 15% of the concession value and (ii) an increase of the recovery period of any asset tax paid. Both proceedings seek to reduce our effective tax rate. During the fiscal years 2004, 2005, and 2006, our effective tax rates were 56%, 41% and 29%, respectively. Based on the advice of our tax advisors, our board of directors agreed during its meeting on April 29, 2004 to commence legal proceedings if the Mexican Treasury Department rejected our position. The Mexican Treasury Department did so and we commenced such proceedings in the Mexican Tax Court

          In 2005, the Mexican Tax Court reached the decision to obligate the Mexican Treasury Department to accept our method of calculating the asset tax base or grant us a specific tax benefit. The Mexican Treasury Department appealed this decision in federal court.

          On May 12, 2006, the federal court with jurisdiction over six of our airports declared the appeal by the Mexican Treasury Department unfounded, finding that it was correct to base the asset tax applicable with respect to the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports only on 15% of the value of the concessions at those airports as requested by us (equivalent to AMP’s pro rata interest in those concessions as a result of AMP’s 15% interest in us). As a result of this resolution, on August 29, 2006, the Mexican Treasury Department issued a notice confirming this methodology for those airports. On September 1, 2006, the federal court with jurisdiction over our remaining airports reached the same decision as that reached for the aforementioned six airports. The Mexican Treasury Department has appealed that decision. Currently, we are awaiting the final resolution of the federal court hearing such appeal.

Property tax claims by certain municipalities

          Claims have been asserted against us by the municipalities of Mexicali, Los Mochis, Tijuana, Los Cabos and Aguascalientes for the payment of property taxes with respect to the real property on which we operate our airports in those cities, and similar claims may be asserted by other municipalities where we operate our airports. The claims in respect of the Los Mochis International Airport have been dismissed. In the case of Aguascalientes, although we have received a memorandum from the Aguascalientes ministry of finance stating that the Aguascalientes International Airport is exempt from property taxes, we continue to defend the claim in order to obtain a definitive judicial resolution, which we expect will be in our favor. In the case of Los Cabos, we filed for a judicial annulment, after which, in 2006, the municipal authorities retracted their tax claim. We are also seeking the dismissal of remaining claims pending in Mexicali and Tijuana. The total amount of the property-tax claims outstanding in each of Mexicali and Tijuana are Ps. 89.0 million and Ps. 104.8 million, respectively, although either of these amounts could increase if the underlying claims are not resolved in our favor as a result of penalty and interest surcharges.

          In Tijuana, the court had ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, an irrevocable standby letter of credit was issued by a financial institution on behalf of the Tijuana airport for Ps. 141.8 million in order to release the encumbrance. This amount differs from the original amount of the tax claim because it was an estimate intended to guarantee payment of both the tax and penalties for late payment.

          In order to secure this surety bond, or any other future surety bond to challenge any property-tax claims by any other municipality, our airport subsidiaries have entered into a committed credit line with a financial institution. This credit line provides for the issuance of letters of credit up to an aggregate amount of Ps. 300 million. In the event a letter of credit is drawn down and the amount drawn down remains unpaid for more than one business day, the outstanding balance will accrue interest at two times the Mexican interbank rate. Until the credit line expires in 2009, our airport subsidiaries are subject to certain financial covenants, including the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including our concessions) and reserves for inflationary effects, in each case under MFRS) of at least Ps. 2.1 billion, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letters of credit and (iii) earn consolidated annual EBITDA of at least Ps. 1.0 billion.

          A court has also ordered the temporary encumbrance of a portion of the revenues from the parking garage that we operate at the Mexicali airport to guarantee the property-tax claims of the Mexicali municipal government. The cumulative amount of such encumbrances is Ps. 3.5 million (nominal pesos). In the event of a decision in our favor in the annulment proceeding that we have initiated with respect to each of those claims, we expect to recover such encumbered revenues in full.

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

Other claims by certain municipalities

          In Guadalajara we are subject to claims by the municipality regarding our failure to obtain certain municipal licenses. We do not believe that we are subject to the license requirements at issue, and we have initiated proceedings to challenge the municipality’s claims. In Tijuana, the municipal government adopted certain environmental regulations, which could materially affect our operation of the airport. We initiated proceedings to challenge the authority of the municipal government to adopt such regulations. In response to our challenge the municipal government voluntarily abandoned its regulations. Judicial proceedings were thus concluded in our favor.

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

Modification of the operating schedules of the Morelia and Los Cabos airports

          The Mexican Bureau of Civil Aviation has issued a decree extending the official operating schedules of the Morelia and Los Cabos airports to 24 hours per day. Pursuant to the decree, we can no longer double our charges for airport services provided outside of our official hours of operation. Any resulting reduction in revenues will reduce our ability to offset the increased operating costs associated with an extended operating schedule. As a result, and also because the modification decree was issued without any input from us, we have initiated legal proceedings to challenge the decree. Pending the resolution of these proceedings, the Los Cabos airport has remained non-compliant with the decree pursuant to a temporary judicial stay of the decree. We continue to double our charges for services provided outside of this airport’s standard operating hours of 7:00 a.m. to 6:00 p.m. Although the Morelia airport has not been granted such relief, we continue to double our charges for services during off hours; however, our airline customers currently pay us amounts corresponding to our standard charges in connection with services provided during off hours. In the event that these proceedings are not resolved in our favor, the schedule modifications and the resulting increases in expenses could have a material adverse effect on our financial condition and results of our operations.

Claim against our Guadalajara airport subsidiary

          In August 2005, we entered into a construction contract with Grupo de Ingenieria Universal, S.A. de C.V., or GIUSA, for the development of a new segment of the Guadalajara International Airport’s apron. GIUSA delayed the project and we therefore executed the performance bond posted by GIUSA in an amount equal to 20% of the total contract value. However, we were not able to obtain such execution because, in September 2006, GIUSA initiated legal proceedings against us, claiming breach of contract by us and seeking the full contract amount and additional damages, together totaling Ps. 43 million. If we are unsuccessful in the case against us, we could be required to pay the amount claimed by GIUSA.

DIVIDENDS

          The declaration, amount and payment of dividends are determined by a majority vote of our stockholders present at a stockholders’ meeting and generally, but not necessarily, on the recommendation of the board of directors, which is empowered by Article 18 of our bylaws to set our dividend policies. So long as the Series BB shares represent at least 7.65% of our outstanding capital stock, the declaration and payment of dividends will require the approval of the holders of a majority of the Series BB shares.

          Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps. 172.6 million at December 31, 2006 (excluding reserve amounts corresponding to 2006 net income).

          Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under MFRS. Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Pacifico, S.A.B. de C.V. We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our stockholders.

          Dividends paid to non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (retained against cumulative net income and payable by us) calculated on a gross-up basis by applying a factor of 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006 and 1.3889 thereafter. Corporate tax rates of 33% in 2004, 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid

          Distributions made by us to our stockholders other than as dividends (in the manner described above), including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes. The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

          We paid aggregate dividends of Ps. 305.2 million in 2004, Ps. 1,094.8 million in 2005 and Ps. 746.3 million in 2006.

          Our stockholders adopted a new dividend policy at the general extraordinary stockholders meeting held on April 15, 2005. Under the policy our annual dividend is expected to consist of two components. The first component is a fixed amount, which was Ps. 450 million for 2005 (for the dividend paid in 2006) and is intended to increase gradually in future years. Second, the dividend policy contemplates that our annual dividend will include any cash and cash equivalents we hold (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) in excess of our “minimum cash balance.” For purposes of our policy, the “minimum cash balance” is the amount of cash and cash equivalents that our board of directors determines is necessary to cover the minimum amount of expenses and investments expected to be incurred in the fiscal year during which the dividend payment is made and the subsequent fiscal year. Dividends are expected to be made payable in cash and in one or more payments as determined in the relevant general ordinary stockholders meeting approving dividends.

          The declaration, amount and payment of dividends pursuant to the policy described above are subject to (i) compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund, and (ii) the absence of any adverse effect on our business plan for the current or subsequent fiscal year as a result of the payment of any dividend. We cannot assure you that we will continue to pay dividends or that future dividends will be comparable to our previous dividends. Our ability to pay dividends may be restricted under a credit agreement with Scotiabank Inverlat, S.A., to which several of our operating subsidiaries are parties. See “Item 5, Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our dividend policy may also be amended at any time by our stockholders.

          As of December 31, 2006, we had accumulated approximately Ps. 1,080.4 million of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant stockholders’ meeting and paid to stockholders free of the corporate level dividend tax.

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

Years ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share

	Low	High	Low	High

2006(2)	28.26	33.95	28.58	35.70
First Quarter(2)	28.26	34.00	28.58	35.70
Second Quarter	28.30	38.30	31.32	41.35
Third Quarter	29.05	33.95	31.99	38.80
Fourth Quarter	29.96	39.65	37.12	43.60

	U.S.$ per ADR(1)		Pesos per Series B Share

	Low	High	Low	High

Monthly Prices
December, 2006	29.96	37.71	40.90	43.25
January, 2007	38.00	42.01	41.66	46.09
February, 2007	40.94	44.92	44.89	49.55
March, 2007	39.38	43.37	43.83	47.97
April, 2007	42.74	46.06	45.69	48.79
May, 2007	45.71	50.88	49.26	54.79

(1)	10 Series B shares per ADR.

(2)	As of listing on February 24, 2006 (New York Stock Exchange) and February 24, 2006 (Mexican Stock Exchange).

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

          In particular, the new Securities Market Law (i) establishes that public entities and the entities controlled by them will be considered a single economic unit (e.g., holding companies and wholly owned subsidiaries), (ii) clarifies the rules for tender offers, dividing them into voluntary and mandatory categories, (iii) clarifies standards for disclosure of holdings of stockholders of public companies, (iv) clarifies the role of the board of directors of public companies and redistributes responsibilities between the board of directors and the chief executive officer, (v) defines the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts such as the duty of care, duty of loyalty and safe harbors), (vi) replaces the statutory auditor (comisario) and its duties with an audit committee, corporate governance requirements and external auditors, (vii) defines the roles and responsibilities of executive officers, (viii) improves the rights of minority stockholders relating to legal remedies and access to company information, (ix) introduces concepts such as consortiums, groups of related persons or entities, control, related parties and decision-making power, and (x) expands the definition of applicable sanctions for violations of the Securities Market Law, including damages, fines and criminal penalties.

Item 10.	Additional Information

CORPORATE GOVERNANCE

Bylaws

          This section summarizes certain provisions of Mexican law and our estatutos sociales (bylaws).

          At our extraordinary stockholders’ meeting held on October 27, 2006, our stockholders adopted resolutions amending and restating of our bylaws to organize the company as a sociedad anónima bursátil (a form newly required by law for publicly traded companies in Mexico), and conform our bylaws to the provisions of the new Securities Market Law. Many of the changes related to the enhancement of our corporate governance.

Board of Directors

          Our bylaws provide that our board of directors will generally have 11 members (increasing to 12 or 13 members only when necessary to preserve minority stockholders’ voting rights in cases of multiple appointments by persons with 10% interests (as described below)).

          At each stockholders’ meeting for the election of directors, the holders of Series BB shares are entitled to elect four directors. The remaining members of the board of directors are to be elected by the holders of the Series B shares.

          Each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to appoint one director. The remaining positions on the board of directors will be filled based on the vote of all holders of Series B shares that have not elected to appoint a director by virtue of owning 10% of our capital stock. The candidates to be considered for election as directors by the Series B stockholders are proposed to the stockholders by the Nominations and Compensation Committee. All directors are elected based on a simple majority of the votes cast at the relevant stockholders’ meeting. Our bylaws do not currently require mandatory retirement of directors after they reach a certain age. The compensation of our directors is proposed by the Nominations and Compensation Committee to all of our stockholders at stockholders’ meetings for their approval.

          Pursuant to the Securities Market Law, 25% of our directors must be independent within the definition of that term specified therein.

Authority of the Board of Directors

          The board of directors is our legal representative. The powers of the board include, among others, the following:

•	to define our strategic planning decisions and approve our annual business plans and investment budgets,

•	to approve our master development programs and modifications thereto,

•	to call stockholders’ meetings and act upon stockholders’ resolutions; and

•

to create special committees and grant them the powers and authority as it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the stockholders or the board of directors.

          Meetings of the board of directors will be validly convened and held if a majority of the members are present. Resolutions at said meetings will be valid if approved by a majority of the members of the board of directors, unless our bylaws require a higher number. Notwithstanding the board’s authority, under general principles of Mexican law, our stockholders, pursuant to a decision validly taken at a stockholders’ meeting, may at any time override the board.

Powers of Series BB Directors

          The Series BB directors are entitled to: (i) appoint and remove our chief executive officer and our other top-level executive officers (upon consultation with our Nominations and Compensation Committee); (ii) appoint three members of the Operating Committee and their respective alternates; (iii) appoint 20% of the total members of the Audit Committee, the Acquisitions Committee and the Nominations and Compensation Committee (a minimum of one member per committee), and their respective alternatives; and (iv) consent to the appointment of individuals appointed to the Operating Committee who are not members of our board of directors or our officers.

          In addition to the foregoing, each of the following actions of our board of directors, among certain others, may only occur with the approval of the Series BB directors:

•	approval of our airports’ five-five year master development programs or amendments thereto;

•	approval of our annual business and investment plans;

•	approval of capital expenditures outside of our annual investment plans;

•	approval of any sale of our fixed assets, individually or jointly, in an amount exceeding U.S$3.0 million;

•	approval for us to enter into any type of loan or credit agreement, other than for certain loans granted by us to our subsidiaries;

•	approval of the granting by us of guarantees (avales) or other security interests other than for the benefit of our subsidiaries;

•	proposing to increase our capital stock or that of our subsidiaries;

•	approval of sales of shares in our subsidiaries;

•	approval of our dividend policies; and

•	proposing individuals to join our Audit Committee or our Nominations and Compensation Committee.

Our Capital Stock

          The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of December 31, 2006:

Capital Stock

	Authorized	Issued and outstanding

Capital stock:
Series B shares	476,850,000	476,850,000
Series BB shares	84,150,000	84,150,000

All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have the voting and other rights described below.

          Our bylaws provide that our shares have the following characteristics:

•

Series B.Series B shares currently represent 85% of our capital, and may represent up to 100% of our share capital. Series B shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments.

•

Series BB.Series BB shares currently represent 15% of our capital and may not represent a greater percentage of our share capital. Like Series B shares, Series BB shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments and subject to the other requirements of our bylaws.

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

          Series BB shares are subject to transfer restrictions under our bylaws and generally must be converted to Series B shares before they can be transferred. Up to 49% of the Series BB shares can be converted into Series B shares at any time. The remaining 51% of Series BB shares cannot be converted into Series B shares before August 25, 2009 absent prior approval by the SCT. Thereafter and until August 25, 2014, one fifth of such 51% may be converted each year. On or after August 25, 2014, all of the Series BB shares may be converted into Series B shares if (i) the technical assistance agreement between AMP and us has not been renewed and (ii) the Series BB stockholders so request. Notwithstanding the foregoing, if at any time after August 25, 2014, Series BB shares represent less than 7.65% of our share capital, those shares will be mandatorily converted into Series B shares and the Technical Assistance Agreement will be terminated.

Voting Rights and Stockholders’ Meetings

          Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our stockholders. Holders of Series BB shares are entitled to elect four members of our board of directors and holders of Series B shares are entitled to elect the remaining members of the board of directors.

          Under Mexican law and our bylaws, we may hold three types of stockholders’ meetings: ordinary, extraordinary, and special. Ordinary stockholders’ meetings are those called to discuss any issue not reserved for extraordinary stockholders’ meeting. An annual ordinary stockholders’ meeting (our annual general meeting) must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the board on our financial statements, the appointment of members of the board of directors, the declaration of dividends and the determination of compensation for members of the board.

          Extraordinary stockholders’ meetings are those called to consider any of the following matters:

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

          Special stockholders’ meetings are those called and held by stockholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

          Stockholders’ meetings are required to be held in our corporate domicile, which is Mexico City. Calls for stockholders’ meetings must be made by the board of directors or the audit committee. Any stockholder or group of stockholders representing at least 10% of our capital stock has the right to request that the board of directors or the audit committee call a stockholders’ meeting to discuss the matters indicated in the relevant request. In certain circumstances specified in Mexican law, any individual stockholder may also make such a request. If the board of directors or the audit committee fails to call a meeting within 15 calendar days following receipt of the request, the stockholder or group of stockholders may request that the call be made by a competent court.

          Calls for stockholders’ meetings must be published in the Mexican Federal Gazette or in one newspaper of general circulation in Mexico at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Stockholders’ meetings will be validly held and convened without the need for a prior call or publication whenever all the shares representing our capital are duly represented

          To be admitted to any stockholders’ meeting, stockholders must be registered in our share registry and comply with the requirements set forth in our bylaws. Stockholders may be represented at any stockholders’ meeting by one or more attorneys-in-fact who may not be our directors.

          At or prior to the time of the publication of any call for a stockholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares.

Quorums

          Ordinary meetings are regarded as legally convened pursuant to a first call when more than 50% of the shares representing our capital are present or duly represented. Resolutions at ordinary meetings of stockholders are valid when approved by a majority of the shares present or duly represented at the meeting. Any number of shares represented at an ordinary meeting of stockholders convened pursuant to a second or subsequent call constitutes a quorum. Resolutions at ordinary meetings of stockholders convened in this manner are valid when approved by a majority of the shares represented at the meeting.

          Extraordinary and special stockholders’ meetings are regarded as legally convened pursuant to a first or subsequent call when at least 75% of the shares representing our capital (or 75% of the relevant series) are present or duly represented. Resolutions at extraordinary meetings of stockholders are valid if taken by the favorable vote of shares representing more that 50% of our capital (or 50% of the relevant series).

          Notwithstanding the foregoing, resolutions at extraordinary meetings of stockholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

•	any amendment to our bylaws which: (i) changes or deletes the authorities of our committees; or (ii) changes or deletes the rights of minority stockholders,

•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom,

•	termination of the participation agreement between us and AMP,

•	a merger by us with an entity the business of which is not directly related to the business of us or our subsidiaries, or

•	a spin-off, dissolution or liquidation of us.

          Our bylaws also establish the following voting requirements:

•	the amendment of the restrictions in our bylaws on ownership of shares of our capital stock requires the vote of holders of 85% of our capital stock,

•	a delisting of our shares requires the vote of holders of 95% of our capital stock, and

•

the amendment of the provisions in our bylaws requiring that a stockholder exceeding our share ownership limits conduct a public sale of his excess shares requires the vote of holders of 85% of our capital stock.

Veto Rights of Holders of Series BB Shares

          So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at stockholders’ meetings with respect to any of the issues listed below will only be valid if approved by a vote of a majority of the Series BB shares:

•	approval of our financial statements;

•	liquidation or dissolution;

•	capital increases or decreases;

•	declaration and payment of dividends;

•	amendment to our bylaws;

•	mergers, spin-offs or share-splits;

•	grant or amendment of special rights to any series of shares; and

•

any decision amending or nullifying a resolution validly taken by the board of directors with respect to (i) appointment of our top-level executive officers, (ii) appointment of the three members of our Operating Committee and of the members of the Audit, Acquisitions and Nominations and Compensation committees to be designated by the directors elected by the holders of the Series BB shares, and (iii) appointment of the members of the Operating Committee whose appointment requires the consent of the directors elected by the holders of the Series BB shares, and decisions of the board of directors that require the affirmative vote of the directors elected by the holders of our Series BB shares.

Dividends and Distributions

          At our annual ordinary general stockholders’ meeting, the board of directors will submit to the stockholders for their approval our audited consolidated financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information—Dividends.” On May 8, 2006, we made a dividend payment of Ps. 746.3 million.

Registration

          Our shares have been registered with the National Securities Registry, as required under the Securities Market Law and regulations issued by the Mexican National Banking and Securities Commission. If we wish to cancel our registration, or if it is cancelled by the Mexican National Banking and Securities Commission, we will be required to make a public offer to purchase all outstanding shares, prior to such cancellation. Unless the Mexican National Banking and Securities Commission authorizes otherwise, the price of the offer to purchase will be the higher of: (i) the average of the trading price of our shares during the prior thirty trading days (during a period of no more than six months); or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the Mexican National Banking and Securities Commission and to the Mexican Stock Exchange. Any waiver to the foregoing provisions included in our bylaws requires the prior approval of the Mexican National Banking and Securities Commission and the approval, at an extraordinary stockholders’ meeting, of 95% of our outstanding capital stock.

Stockholder Ownership Restrictions and Antitakeover Protection

          Holders of our shares are subject to the following restrictions:

•	holders of Series B shares, either individually or together with their related persons, may not directly or indirectly own more than 10% of our Series B shares,

•	Although there is no limit on individual holdings of Series BB shares, Series BB shares may represent no more than 15% of our outstanding capital stock,

•	holders of Series BB shares may also own Series B shares, and

•	no stockholder may vote more than 10% of our capital stock. Shares in excess of this threshold will be voted in the same manner as the majority of our shares.

•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

          A person exceeding the 10% threshold described above with respect to our Series B shares must conduct a public offer of his excess shares.

          Any amendment to the ownership restrictions described above requires the vote of shares representing 85% of our capital stock.

Changes in Capital Stock

          Increases and reductions of our minimum fixed capital must be approved at an extraordinary stockholders’ meeting, subject to the provisions of our bylaws and the Mexican General Law of Business Corporations. Increases or reductions of the variable capital must be approved at an ordinary stockholders’ meeting in compliance with the voting requirements of our bylaws.

          Pursuant to Article 53 of the Securities Market Law, we may issue unsubscribed shares that will be kept in treasury, to be subsequently subscribed by the investing public, provided that

•	the general extraordinary stockholders’ meeting approves the maximum amount of the capital increase and the conditions upon which the corresponding placement of shares shall be made,

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

          Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock our stockholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their stockholder interest at that time, unless: the capital increase is made under the provisions of Article 53 of the Securities Market Law. Said preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Corporations Law, by subscription and payment of the relevant stock within fifteen business days after the date of publication of the corresponding notice to our stockholders in the Mexican Federal Gazette and in one of the newspapers of greater circulation in Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the fifteen business day period shall commence on the date of the meeting.

          Our capital stock may be reduced by resolution of a stockholders’ meeting taken generally pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon repurchase of our own stock in accordance with the Securities Market Law (See “—Share Repurchases” below).

Share Repurchases

          We may choose to acquire our own shares or negotiable instruments representing such shares through the Mexican Stock Exchange on the following terms and conditions:

•	The acquisition and sale on the Mexican Stock Exchange is made at market price (except when dealing with public offerings or auctions authorized by the National Banking and Securities Commission).

•

If the acquisition is charged against working capital, the shares may be kept by us without need to make a reduction in our capital stock. Otherwise, if the acquisition is charged against ourcapital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need for a resolution by our stockholders’ at a stockholders’ meeting.

•	The company must announce the amount of the subscribed and paid-in capital when the amount of the authorized capital represented by the issued and unsubscribed shares is publicly announced.

•

The general ordinary stockholders’ meeting will expressly determine for each fiscal year the maximum amount of resources that we may use to purchase our own shares or negotiable instruments that represent such shares, with the only limitation that the sum or total of the resources that may be used for such purpose may not exceed, at any time, the total balance of the net profits of the company, including retained profits.

•	We must be up to date in the payment of obligations under debt instruments issued and registered in the National Securities Registry that we may have issued.

          Shares of the company belonging to us may not be represented or voted in stockholders’ meetings, nor may corporate or economic rights of any kind be exercised, nor will the shares be considered as outstanding for the purpose of determining the quorum or voting in stockholders’ meetings.

Ownership of Capital Stock by Subsidiaries

          Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares of our capital stock acquired as part of any employee stock option plan, which may not exceed 25% of our capital stock, or through asset managers (sociedades de inversión).

Liquidation

          Upon our dissolution, one or more liquidators must be appointed at an extraordinary stockholders’ meeting to wind up our affairs. All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in any distribution in the same proportion that such shares have been paid at the time of the distribution.

Other Provisions

Liabilities of the members of the Board of Directors

          As in any other Mexican corporation, and due to the provisions contained in Article 38 of the Securities Market Law, any stockholder or group of stockholders holding at least 5% of our capital stock may directly exercise a civil liability action under Mexican law against the members of the board of directors.

          In addition to the foregoing, our bylaws provide that, a member of the board of directors will be liable to us and our stockholders for breaching his or her duties, as provided under articles 29 to 37 of the Securities Market Law.

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

Information to Stockholders

          The Securities Market Law establishes that we, acting through our boards of directors, must annually present a report at a stockholder’s meeting that includes the following:

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

Stockholders’ Conflict of Interest

          Under Mexican law, any stockholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant stockholders’ meeting. A stockholder that votes on a transaction in which its interest conflicts with ours may be liable for damages in the event the relevant transaction would not have been approved without such stockholder’s vote.

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

          We are a party to a participation agreement with AMP and the SCT which establishes the framework for several other agreements to which we are a party. See “Item 7, Major Stockholders and Related Party Transactions—Related Party Transactions.”

          We have entered into a technical assistance agreement with AMP providing for management and consulting services. See “Item 7, Major Stockholders and Related Party Transactions—Related Party Transactions.”

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

          The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and stockholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 and 2006 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and stockholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

          The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

          Gain on the sale or other disposition of ADSs by a non-Mexican holder are not subject to any Mexican tax. Deposits and withdrawals of our Series B shares in exchange for ADSs do not give rise to Mexican tax or transfer duties.

          Gain on the sale of our Series B shares by a non-Mexican holder is not subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Treasury Department, and provided certain requirements set forth by the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) are complied with. Sales or other dispositions of Series B shares made in other circumstances generally are subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party. Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty is exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

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

          Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2004, 2005, and 2006, approximately 29.3%, 32.5% and 31.5%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2006, we estimate that our revenues would have increased by Ps. 21.5 million.

          As of December 31, 2004, 2005, and 2006, 20.6%, 22.8% and 12.3%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2006, we estimate that the value of our cash and marketable securities would have increased by Ps. 12.5 million.

          We did not have any foreign currency indebtedness at December 31, 2004, 2005, and 2006. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

          At December 31, 2004, 2005, and 2006, we did not have any outstanding forward foreign exchange contracts.

Item 12.	Description of Securities Other Than Equity Securities

          Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

          Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

Item 15.	Controls and Procedures

          We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

          There was no change in our internal control over financial reporting during 2006 that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

          Jose Manuel Rincón Gallardo Purón, an independent director under NYSE listing standards, joined our board of directors and our Audit Committee in 2006, and we believe that he is qualified to serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. We expect our board of directors will designate him at its next scheduled meeting.

Item 16B.	Code of Ethics

          We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees. Our code of ethics is an exhibit to this Form 20-

F and is available on our website at www.aeropuertosgap.com.mx. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

          Audit and Non-Audit Fees

          The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (a member firm of Deloitte Touche Tohmatsu), during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,

	2005		2006

	(thousands of pesos)

Audit fees	Ps.	2,028	Ps.	3,424
Audit-related fees		220		4,497
Tax fees		1,845		1,400
Other fees		260		867

Total fees	Ps.	4,353	Ps.	10,188

          Audit fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruíz Urquiza, S.C. in connection with the audit of our annual consolidated financial statements.

          Audit-related fees in the above table are fees billed by Galaz, Yamazaki, Ruíz Urquiza, S.C. for services related to the Sarbanes-Oxley Act of 2002 and other audit related-services.

          Tax fees in the above table are fees billed by Galaz, Yamazaki, Ruíz Urquiza, S.C. fora monthly review of our tax calculations.

           Other fees in the above table are fees billed by Galaz, Yamazaki, Ruíz Urquiza, S.C. for transfer pricing services and other services.

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

          None of our shares were purchased by us or by any “affiliated purchaser” during 2005 and 2006.

PART III

Item 17.	Financial Statements

          Not applicable.

Item 18.	Financial Statements

          See pages F-1 through F-68, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1

An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007.

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

4.2

Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the SCT, Nacional Financiera, S.N.C., Grupo Aeroportuaria del Pacifico, S.A. de C.V., Servicios a la Infraestructura Aeroportuaria del Pacifico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajio, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San Jose del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacifico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Angeles, S.A. de C.V., Bancomext, and the Mexican Airport and Auxiliary Services Agency, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.3

Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios a la Infraestructura Aeroportuaria del Pacifico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajio, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San Jose del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacifico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados,

S.A., and Grupo Empresarial Angeles, S.A. de C.V., together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

8.1	List of subsidiaries of the Company (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007.

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMÁN PERERA

	Name:	Rodrigo Guzmán Perera
	Title:	Chief Financial Officer

Dated: June 29, 2007

Report of Independent Registered Public Accounting Firm
to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de
C.V.

We have audited the accompanying consolidated balance sheet of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the financial reporting standards used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with the Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

As discussed in Note 23 to the accompanying consolidated financial statements, the consolidated statement of cash flows for the years ended December 31, 2005 and 2004 prepared under U.S. GAAP have been restated.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers in the country of use.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

/s/ Salvador A. Sánchez Barragán

C.P.C. Salvador A. Sánchez Barragán
June 21, 2007

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2006 and 2005
(In thousands of Mexican Pesos of purchasing power of December 31, 2006)

	2006		2005

Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	897,368	Ps.	815,066
Financial investments held for trading purposes (Note 5)		124,960		120,705
Trade accounts receivable – net (Note 6)		392,330		376,531
Recoverable taxes, mainly recoverable tax on assets (Note 15.b)		225,795		—
Embedded derivatives		42		79
Other accounts receivable		5,555		20,012

Total current assets		1,646,050		1,332,393

Buildings, building improvements, machinery and equipment – net (Note 7)		2,361,574		1,915,511

Airport concessions – net (Note 8)		17,397,363		17,813,236

Rights to use airport facilities – net (Note 9)		2,393,567		2,489,928

Other acquired rights – net (Note 10)		851,489		871,063

Recoverable income taxes (Note 15.a)		79,668		90,979

Embedded derivatives		18,458		16,638

Deferred income taxes (Note 15.e)		686,607		730,465

Preoperating costs		31,245		24,670

Intangible asset for labor obligations (Note 11)		23,688		24,237

Other assets		26,002		22,368

Total	Ps.	25,515,711	Ps.	25,331,488

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2006 and 2005
(In thousands of Mexican Pesos of purchasing power of December 31, 2006)

	2006		2005
Liabilities and Stockholders’ Equity
Current liabilities:
Concession taxes payable	Ps.	22,883	Ps.	21,409
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party (Note 14)		51,655		43,396
Accounts payable		126,974		113,331
Taxes payable, other than income and concession taxes payable		45,734		33,581
Income tax and tax on assets payable		17,990		29,644
Statutory employee profit sharing		1,471		696

Total current liabilities		266,707		242,057

Deposits received		32,564		22,670
Labor obligations (Note 11)		32,976		31,440

Total liabilities		332,247		296,167

Commitments and contingencies (Notes 16 and 17)

Stockholders’ equity (Note 12):
Common stock		23,462,294		23,462,294
Legal reserve		172,631		122,135
Retained earnings		1,548,539		1,119,611
Cumulative initial effect of deferred income taxes		—		331,281

Total stockholders’ equity		25,183,464		25,035,321

Total	Ps.	25,515,711	Ps.	25,331,488

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2006, except share and per share data)

		2006		2005		2004
Revenues (Notes 14 and 19):
Aeronautical services	Ps.	2,390,333	Ps.	2,198,472	Ps.	1,940,926
Non-aeronautical services		545,473		497,792		414,050

		2,935,806		2,696,264		2,354,976

Operating costs:
Cost of services (Note 20)		732,216		677,104		655,726
Technical assistance fees (Note 14)		105,317		96,104		81,213
Concession taxes (Note 14)		145,849		133,909		116,964
Depreciation and amortization (Note 21)		717,171		642,132		596,347

		1,700,553		1,549,249		1,450,250

Income from operations		1,235,253		1,147,015		904,726

Net comprehensive financing income (expense):
Interest income – net		75,132		93,464		62,768
Exchange gain (loss) – net		5,350		(11,248)		9,682
Monetary position loss		(53,170)		(49,071)		(86,560)
Gain (loss) from embedded derivatives		1,783		(21,113)		(1,231)

		29,095		12,032		(15,341)

Other income (expenses) – net		1,682		(848)		(2,550)

Income before income taxes, statutory employee profit sharing and cumulative effect of change in accounting principle		1,266,030		1,158,199		886,835

Income tax expense (Note 15)		370,189		472,009		495,768

Statutory employee profit sharing expense (Note 15)		1,445		696		802

Income before cumulative effect of change in accounting principle		894,396		685,494		390,265

Cumulative effect of change in accounting principle – net		—		—		26,172

(continued)

	2006		2005		2004

Consolidated net income	Ps.	894,396	Ps.	685,494	Ps.	416,437

Weighted average number of common shares outstanding		561,000,000		561,000,000		561,000,000

Basic earnings per share (in Mexican Pesos) from:
Continuing operations	Ps.	1.5943	Ps.	1.2219	Ps.	0.6957
Cumulative effect of change in accounting principle		—		—		0.0466

Basic earnings per share (in Mexican Pesos)	Ps.	1.5943	Ps.	1.2219	Ps.	0.7423

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacfico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in
Stockholders’ Equity
For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2006, except share data)

	Number of Shares	Common Stock		Legal Reserve		Retained Earnings		Cumulative Initial Effect of Deferred Income Taxes		Total Stockholders’ Equity
Balances as of January 1, 2004	561,000,000	Ps.	23,462,294	Ps.	85,232	Ps.	1,454,577	Ps.	331,281	Ps.	25,333,384

Transfer of earnings to legal reserve	—		—		16,318		(16,318)		—		—
Dividends declared and paid, 0.543 pesos per share (Note 12.b)	—		—		—		—		—		(305,180)
Comprehensive income	—		—		—		416,437		—		416,437

Balances as of December 31, 2004	561,000,000		23,462,294		101,550		1,549,516		331,281		25,444,641

Transfer of earnings to legal reserve	—		—		20,585		(20,585)		—		—
Dividends declared and paid, 1.951 pesos per share (Notes 12.d and 12.f)	—		—		—		(1,094,814)		—		(1,094,814)

Comprehensive income	—		—		—		685,494		—		685,494

Balances as of December 31, 2005	561,000,000		23,462,294		122,135		1,119,611		331,281		25,035,321

Transfer of earnings to legal reserve	—		—		33,932		(33,932)		—		—

Transfer of cumulative initial effect of deferred income taxes to retained earnings and legal reserve (Note 12.i)	—		—		16,564		314,717		(331,281)		—
Dividends declared and paid, 1.330 pesos per share (Note 12.h)	—		—		—		(746,253)		—		(746,253)
Comprehensive income	—		—		—		894,396		—		894,396

Balances as of December 31, 2006	561,000,000	Ps.	23,462,294	Ps.	172,631	Ps.	1,548,539	Ps.	—	Ps.	25,183,464

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacfico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial
Position
For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2006)

	2006		2005		2004
Operating activities:
Consolidated net income	Ps.	894,396	Ps.	685,494	Ps.	416,437
Items that did not require (generate) resources:
Depreciation and amortization		717,171		642,132		596,347
Provision for labor obligations		2,085		3,575		1,966
(Gain) loss from embedded derivatives		(1,783)		21,113		1,231
Deferred income taxes		105,186		118,280		183,546

		1,717,055		1,470,594		1,199,527
Changes in operating assets and liabilities:
(Increase) decrease in:
Financial investments held for trading purposes		(4,255)		139,571		438,318
Trade accounts receivable – net		(15,799)		9,951		86,301
Recoverable taxes and other accounts receivable		(211,338)		(15,845)		28,653
Recoverable tax on assets		(61,328)		(153,112)		(163,906)
Recoverable income taxes		11,311		6,169		25,533

Increase (decrease) in:
Concession taxes payable		1,474		1,520		2,434
Due to Aeropuertos Mexicanos del Pacfico, S.A. de C.V.		8,259		17,395		11,093
Income tax and tax on assets payable		(11,654)		2,828		26,816
Deposits received		9,894		3,518		14,373
Accounts payable, taxes payable other than income taxes and statutory employee profit sharing		26,571		20,506		49,815
Cumulative effect of change in accounting principle		—		—		(26,172)

Net resources generated by operating activities		1,470,190		1,503,095		1,692,785

Financing activities - Dividends paid		(746,253)		(1,094,814)		(305,180)

(continued)

Investing activities:
Buildings, building improvements, machinery and equipment		(630,825)		(605,488)		(311,262)
Other acquired rights		—		—		(448,652)
Preoperating costs		(6,575)		(6,881)		(17,789)
Other assets		(4,235)		1,141		897

Net resources used in investing activities		(641,635)		(611,228)		(776,806)

Cash and cash equivalents:
Net increase (decrease)		82,302		(202,947)		610,799
Balance at beginning of year		815,066		1,018,013		407,214

Balance at end of year	Ps.	897,368	Ps.	815,066	Ps.	1,018,013

See accompanying notes to consolidated financial statements.

(concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2006, except share and per share data)

1.	Activities and significant events

a. Activities

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (formerly Grupo Aeroportuario del Pacífco, S.A. de C.V.) and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific Region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San José del Cabo, Silao (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes

b. Significant events

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (ASA), a Mexican Government agency, which was responsible for the operation of all public airports in Mexico

The Company’s formation was part of the Mexican Government’s plan to open the Mexican Airport System to private investors. According to the guidelines of the Ministry of Communications and Transportation (SCT), 35 of the 58 airports not requiring subsidies to operate were selected to participate in the two-stage program to transfer state-owned entities to the private sector. The airports were divided into four groups: the Southeast Group with 9 airports (ASUR); the Mexico City Group, currently with 1 airport; the Pacific Group with the Company’s 12 airports (GAP); and the Central-North Group with 13 airports (GACN). As part of the program’s first stage, strategic partners were selected for each of the airport groups (except for the Mexico City Group) through public bidding processes. In addition to acquiring a portion of the airport group’s equity, the strategic partner has the right and obligation to enter into various agreements, including one to provide certain technical assistance services, as defined in the public bidding process. In the second stage, part or all of the Mexican Government’s remaining equity holdings in each airport group will be offered to the general public in the securities markets.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S. A. de C. V. were granted concessions by the SCT to manage, operate and develop each of the Pacific

Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998. The cost of the concessions, which totaled Ps. 23,332,895 (Ps. 15,938,360 nominal pesos), was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (AMP) (the strategic stockholder of the Company) for its interests in GAP, as discussed below. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on such date.

The term of the concession may be extended under certain circumstances by the SCT, for terms not to exceed an additional 50 years. Beginning on November 1, 1998, the Company is required to pay an annual tax to the Mexican Government, through the SCT, for use of the public property, equivalent to 5% of each concessionaire’s annual gross revenues, according to the concession terms and the Mexican Federal Duties Law.

In conformity with the terms of the concessions, on November 1, 1998, the Company began to operate its twelve airports, assuming the rights and obligations that corresponded to ASA under ASA’s agreements with clients and suppliers, as well as under certain environmental commitments. The remainder of the assets, liabilities and contingent obligations were retained by ASA. In December 1998, the Company acquired from the Mexican Government certain fixed assets, mainly machinery and equipment, for Ps. 110,411 (Ps. 72,581 nominal pesos). However, title to all of the other long-term fixed assets within the airports is retained by the Mexican Government. Accordingly, upon expiration of the term of the concessions granted to the Company, the assets, including all of the improvements made to the airport facilities during the term of the concessions, shall automatically revert to the Mexican Government. Additionally, ASA and other agencies of the Mexican Government maintain the rights to provide certain services such as air traffic control, fuel supply and immigration control.

As mentioned above, in August 1999, the Mexican Government sold 15% of its equity holdings in GAP to AMP, who paid Ps. 2,453,400 (nominal pesos), excluding interest, in exchange for: (i) 84,150,000 Class I, Series “BB” shares; (ii) the right and obligation to enter into various agreements, including a technical assistance and transfer of technology agreement, as defined in the public bidding process; and (iii) a stock option agreement. Under the stock option agreement, AMP had the option to subscribe for newly issued Series ”B” shares. The option expired unexercised on August 25, 2006.

As of December 31, 2005, AMP’s stockholders were Aeropuertos del Pacífico Noroeste, S.A. de C.V. (subsidiary of Holdinmex, S.A. de C.V. and Inversora del Noroeste, S.A. de C.V.) (25.5%), Aena Desarrollo Internacional, S. A. (25.5%), Inversora del Noroeste, S.A. de C. V. (subsidiary of Unión Fenosa) (20.84%) and Dragados Concesiones de Infraestructura, S. A. (whose ownership in these shares were succeeded by Desarrollo de Concesiones Aeroportuarias, S.A.) (28.16%). In February 2006, immediately prior to the initial public offering of the Company’s stock as discussed below, ownership of AMP changed to the following: Aena Desarrollo Internacional, S.A. (25.5%), Desarrollo de

Concesiones Aeroportuarias, S.A. (34.42%), Controladora Mexicana de Aeropuertos, S.A. de C.V. (25.5%) and Inversora del Noroeste, S.A. de C.V. (14.58%). During May 2006, Inversora del Noreste, S.A. de C.V. sold its participation in AMP to Controladora Mexicana de Aeropuertos, S.A. de C.V. and Desarrollo de Concesiones Aeroportuarias, S.A., who subsequently sold a portion of their participation in AMP to Aena Desarrollo Internacional, S.A. Accordingly, Aena Desarrollo held 32.78% and Controladora Mexicana de Aeropuertos, S.A. de C.V. and Desarrollo de Concesiones Aeroportuarias, S.A. held 33.61% each. Subsequently, each of these three partners sold their participation in AMP among each other so that at December 31, 2006, each partner held equal participation in AMP of 33.333%.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, AMP may not transfer more than 49% of its Series “BB” shares until after August 25, 2009.

On December 19, 2002, Pacífico Cargo, S.A. de C.V. (Pacífico Cargo) was incorporated as a subsidiary of the Company with the purpose of establishing a new cargo center in the Guadalajara airport. On November 9, 2006, in an Extraordinary Stockholders’ meeting, the stockholders approved the dissolution of Pacífico Cargo, due to the fact that the subsidiary would not be able to pursue its established purpose. This process concluded on December 31 2006, and the development of the project and future administration of the cargo center was transferred directly to the Guadalajara International Airport through a leasing model to third parties.

On February 24, 2006, the Company made an initial public offering of its Series “B” shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its shares, both in the U.S. stock market, via the New York Stock Exchange (under the symbol “PAC”), and in Mexico, via the Mexican stock exchange (under the symbol “GAP-B”). Consequently, as of such date, the Company became a public entity in both Mexico and the United States of America and is required to meet the various obligations and legal provisions applicable in each country for public entities.

On October 27, 2006 in an Extraordinary Stockholders Meeting, a modification of the Company’s bylaws was approved, in order to adapt them to legislation required for public companies according to the Market Securities Law in México. Modifications included, among other things, a change in the denomination of the Company from a “Sociedad Anónima de Capital Variable” or S.A. de C.V. to a “Sociedad Anónima Bursátil de Capital Variable”, or “S.A.B. de C.V.”

2.	Basis of Presentation

	a.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

b.

Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, of which GAP owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

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

c.

Reclassifications – For comparability with the consolidated balance sheet as of December 31, 2006, amounts that were presented within cash and temporary investments in the December 31, 2005 balance sheet were reclassified to financial investments held for trading purposes..

3.	Summary of significant accounting policies

New financial reporting standards – As of June 1, 2004, the function of establishing and issuing Mexican Financial Reporting Standards (MFRS) became the responsibility of the Mexican Board for Research and Development of Financial Reporting Standards (CINIF). CINIF changed the terminology referring to the body of Mexican accounting principles from accounting principles generally accepted in Mexico, previously promulgated by the Mexican Institute of Public Accountants (IMCP) to MFRS. As of December 31, 2005, eight Series A standards had been issued (NIF A-1 to NIF A-8), representing the Conceptual Framework. Additionally, NIF B-1, Accounting Changes and Correction of Errors, was issued. The Series A NIFs and NIF B-1 went into effect as of January 1, 2006. Application of these new MFRS did not have a material impact on the Company’s financial position, results of operations or related disclosures.

The accompanying consolidated financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows.

a.	New Accounting Policies:

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

-

On January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, Labor Obligations (D-3), related to the recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005, calculated by independent actuaries, was Ps. 29,848. The Company chose to record such amount as a transition asset to be amortized using the straight-line method over the average labor life of employees expected to receive such benefits.

b.

Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican peso purchasing power as of the most recent balance sheet date presented, thereby recognizing the effects of inflation in the financial information in conformity with Bulletin B-10, Recognition of the Effects of Inflation in Financial Information. The financial statements of the prior period have also been restated in terms of Mexican pesos of the latest period presented. The rates of inflation used to restate the consolidated financial statements as of December 31, 2005 and 2004 were 4.05% and 7.51%, respectively, which represents the inflation from December 31, 2005 and December 31, 2004, respectively, until December 31, 2006, based on the National Consumer Price Index (NCPI) published by the Central Bank of Mexico. Consequently, all financial statement amounts are comparable, both for the current and the prior periods, to the extent that all are stated in terms of Mexican pesos of the same purchasing power.

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

The consolidated statements of changes in stockholders’ equity and changes in financial position present the changes in constant Mexican pesos, based on the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

c.

Cash and cash equivalents – This line itemconsists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

d.

Financial investments for trading purposes – According to its intent, from the date of acquisition, the Company classifies investments in marketable securities held for trading purposes, because the Company has the intention to trade the debt and equity instruments in the short-term, before their maturity; these investments are stated at fair value and any fluctuations in the value of these investments are recognized within current earnings.

e.

Allowance for doubtful accounts – The Company systematically and periodically reviews the aging and collection of its accounts receivable and records an allowance for doubtful accounts when evidence exists that they will not be fully recoverable.

f.

Buildings, building improvements, machinery and equipment – These assets are initially recorded at acquisition cost and are restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets.

g.

Airport concessions – Concessions to manage, operate and develop each of the airports are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the concession life of 50 years, as described in Note 8.

h.

Rights to use airport facilities – Rights to use airport facilities are recorded at the nominal cost of the airport facilities as recorded by ASA and are restated using factors derived from the NCPI. Amortization is calculated using the straight-line method based on the remaining useful lives of the related assets, as described in Note 8.

i.

Other acquired rights – Other acquired rights are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the period from the date of acquisition, as described in Note 10, to the end of the 50-year concession term.

j.

Impairment of long-lived assets in use- The Company reviews the carrying amounts of long-lived assets in use, pursuant to Bulletin C-15, Accounting for the Impairment and Disposal of Long-Lived Assets, when an impairment indicator suggests that such amounts might not be recoverable. Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows or the net sales price upon disposal. The impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

None of the 12 airports can be considered an “independent cash generating unit” since, as described in Note 1, all are part of the Pacific Group package included in the Federal Government’s bidding process. Therefore, each concessionaire must operate its airports regardless of their individual results. Accordingly, the Company reviews its long-lived assets for impairment on a consolidated basis.

k.

Embedded derivative instruments - When lease agreements establish rental payments in a currency other than the functional currency of both parties to the agreement, the embedded derivative, whose underlying is the foreign currency, is segregated and stated at fair value and is recorded as an embedded derivative asset or liability. Subsequent changes in the fair value of the derivative asset or liability are recognized in earnings.

l.

Other assets – Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over five years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. Preoperating costs that meet certain requirements are capitalized and will be amortized over seven years using the straight-line method, beginning from the commencements of operations.

m.	Provisions – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

n.

Employee retirement obligations – Liabilities from seniority premiums and, beginning in 2005, severance payments at the end of the work relationship are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees. Through December 31, 2004, severance payments were charged to results when liability was determined to be payable.

o.	Revenue recognition – The majority of the Company’s revenues are derived from rendering aeronautical services, which are generally related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” by “workload unit”. A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

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

p.

Foreign currency transactions – According to the Mexican Federal Tax Code, foreign currency transactions are recorded at the exchange rate in effect at the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between bank exchange rates in effect at the transaction date and the rates used by the Company is not considered material). Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing result.

q.

Income taxes, tax on assets and statutory employee profit sharing – Income taxes and statutory employee profit sharing are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred statutory employee profit sharing is derived from temporary differences between the accounting result and income for statutory employee profit sharing purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized. As the Company has not identified significant differences between its accounting results and results for statutory employee profit sharing purposes, it has not recognized the deferred effects of statutory employee profit sharing.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented in the balance sheet increasing the deferred income tax asset.

r.

Earnings per share – Basic earnings per common share is calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same. Cumulative effect of change in accounting principle per share is calculated by dividing the cumulative effect of change in accounting principle by the weighted average number of shares outstanding during the period. All weighted average number of shares outstanding used in per share calculations include the retroactive effects of the reduction of the number of shares (“reverse stock split”) described in Note 12.g.

s.

Concentration of credit risk – Financial instruments that potentially expose the Company to a significant concentration of credit risk are primarily trade accounts receivable; however, management believes that such risk is adequately covered by the allowance for doubtful accounts.

t.

Comprehensive income – According to Bulletin B-4, Comprehensive Income, comprehensive income is comprised of the net income of the period, plus other comprehensive income (loss) items of the same period, which, in accordance with MFRS, are presented directly in stockholders’ equity without affecting the consolidated statements of income. For the years ended December 31, 2006, 2005 and 2004, comprehensive income is represented only by the net income of the period.

4.	Cash and cash equivalents

As of December 31, the balances are composed of the following:

	2006		2005

Cash	Ps.	3,881	Ps.	12,105
Investments of cash surpluses		893,487		802,961

	Ps.	897,368	Ps.	815,066

5.	Financial investments held for trading purposes

Financial investments held for trading purposes are composed of the following at December 31:

	2006				2005

	Cost of acquisition		Fair value		Cost of acquisition		Fair value

Financial investments held for trading purposes	Ps.	126,066	Ps.	124,960	Ps.	119,138	Ps.	120,705

Investments held for trading purposes are composed of PEMEX bonds, which are investment grade securities denominated in U.S. dollars, which pay interest at a guaranteed rate of 7.375%, due in 2014. However, according to the treasury policy of the Company, such bonds will be traded within one year of acquisition. PEMEX bonds are presented at fair value based on the market value of such securities at each balance sheet date.

6.	Trade accounts receivable

Trade accounts receivable are composed of the following at December 31:

	2006		2005

Accounts receivable	Ps.	436,070	Ps.	294,853
Accounts receivable from Cintra, related party		—		119,920

		436,070		414,773
Allowance for doubtful accounts		(43,740)		(38,242)

	Ps.	392,330	Ps.	376,531

Accounts receivable include balances invoiced to domestic and international airlines for passenger charges of Ps. 314,666 and Ps. 303,778 as of December 31, 2006 and 2005, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

Until February 2006, the transactions with airlines and other entities controlled by Cintra, S.A. de C.V. (Cintra), were reported as related parties; however, subsequent to the sale of the Mexican Government’s participation in the Company as discussed in Note 1, Cintra was no longer considered a related party. As of December 31, 2006 accounts receivable from Cintra are included within the general accounts receivable line item.

The Guadalajara International Airport represented approximately 33%, 32% and 34% of consolidated revenues generated during the years ended December 31, 2006, 2005 and 2004, respectively. Also, approximately 89%, 88% and 87% of consolidated revenues during the years ended December 31, 2006, 2005 and 2004 were generated by the Company’s six largest airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Bajío and Hermosillo).

7.	Buildings, building improvements, machinery and equipment

Buildings, building improvements, machinery and equipment are composed of the following at December 31:

	2006		2005		Average Annual Depreciation Rate

Machinery and equipment	Ps.	346,227	Ps.	255,287	10%
Office furniture and equipment		103,778		92,123	10%
Computer equipment		59,317		44,392	30%
Transportation equipment		27,377		27,536	25%
Communication equipment		14,153		6,589	10% and 30%
Buildings and building improvements		1,926,188		1,192,291	5%

		2,477,040		1,618,218
Less- accumulated depreciation		(502,870)		(380,099)

		1,974,170		1,238,119

Construction in-progress:
Buildings and building improvements		382,737		644,700
Other		4,667		32,692

		387,404		677,392

	Ps.	2,361,574	Ps.	1,915,511

Construction in-progress relates mainly to the remodeling of Puerto Vallarta, Guadalajara, San José del Cabo and Hermosillo airports. As of December 31, 2006, significant construction in progress for which execution and payment is still pending amounts to approximately Ps. 196,082, which is included in the Master Development Program, described in Note 16.b.

8.	Airport concessions

As described in Note 1.b, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-years term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.b, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2006:

			Remaining amortization term (years)

Acquisition cost assigned to:	Ps.	23,332,895

Airport facilities rights of use:
Runways, aprons, platforms	Ps.	759,871	28
Buildings		845,092	18
Other facilities		133,574	3
Land		1,361,673	42

		3,100,210
Airport concessions		20,232,685	42

	Ps.	23,332,895

The value of the concessions at December 31 is as follows:

	2006		2005

Airport concessions	Ps.	20,232,685	Ps.	20,232,685
Less- accumulated amortization		(2,835,322)		(2,419,449)

	Ps.	17,397,363	Ps.	17,813,236

Each airport concession agreement contains the following terms and basic conditions:

•

The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development Program (MDP), and to provide airport, complementary and commercial services. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. The Company’s investment plans under the MDP must be updated every five years and approved by the SCT. During December 2004, SCT authorized the Company’s MDP update for the five-year period from 2005 to 2009.

•

The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•

The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived form the use of public property), in conformity with the Mexican Federal Duties Law.

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

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years

9.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31 is as follows:

		2006		2005

Rights to use airport facilities	Ps.	3,100,210	Ps.	3,100,210
Less- accumulated amortization		(706,643)		(610,282)

	Ps.	2,393,567	Ps.	2,489,928

10.	Other acquired rights

               At December 31, the value of other acquired rights was as follows:

		2006		2005

Right to operate charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	465,949	Ps.	465,949
Right to operate commercial space at Tijuana airport		18,738		18,738
Right to operate various space at Puerto Vallarta airport		345,119		345,119
Right to operate commercial space at Guadalajara airport		104,313		103,533
Right to operate various parking lots		6,860		6,860

		940,979		940,199
Less – accumulated amortization		(89,490)		(69,136)

	Ps.	851,489	Ps.	871,063

On June 1, 2000, the Company paid to Servicios Aéreos del Centro, S.A. de C.V. (SACSA) U.S.$ 34.9 million (Ps. 332,108 nominal pesos) to recover the right to operate the charter terminal (terminal 3) and the general aviation terminal at the Los Cabos International Airport. In addition, the Company paid U.S. $0.6 million (Ps. 5,709 nominal pesos) for the purchase of certain fixed assets, which are included in buildings, building improvements, machinery and equipment. The right to operate the charter terminal and the general aviation terminal was granted by ASA to SACSA through a long-term lease agreement; such lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to the San Jose del Cabo airport.

On December 12, 2002, GAP paid to Ruber, S.A. de C.V. (RUBER) and Recaro, S.A. de C.V. U.S.$ 1.5 million (Ps. 15,682 nominal pesos) to recover the right to operate commercial space at the Tijuana Airport and commercial advertising on the inside walls of the terminal. The right to operate commercial and advertising space inside the terminal was granted by ASA to RUBER through a long-term lease agreement; such lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to the Tijuana airport.

During 2002, the Company also made indemnity payments to various lessees to recover the rights to operate parking space at the Aguascalientes, Hermosillo, Los Mochis, Mexicali, Puerto Vallarta and San José del Cabo airports.

On June 1, 2004, GAP paid U.S.$ 26.6 million to Grupo Aeroplazas, S.A. de C.V. (AEROPLAZAS) for the early termination of the operating lease agreement originally signed between AEROPLAZAS and ASA, which lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to Puerto

Vallarta airport, for the corresponding recovery of the rights to develop and rent certain commercial areas and advertising space as well as the right to develop and expand services related to three walkways and all the shuttle buses in the Puerto Vallarta airport.

On the same date, GAP paid U.S.$ 7.8 million to Aerolocales, S.A. de C.V. (AEROLOCALES) for the early termination of an operating lease agreement (which agreement was transferred from ASA, in its entirety, to the Guadalajara airport at the time the concession was granted to such airport) for the corresponding recovery of the rights to rent commercial areas in the national and international departure areas and in the corridor connecting the terminal with the hotel in the Guadalajara airport.

In addition to the above-mentioned payments to AEROPLAZAS and AEROLOCALES, GAP also assumed the liabilities derived from security deposits paid by the tenants renting commercial areas in these two airports. As such, GAP recorded an asset of Ps. 449,432 (Ps. 401,376 nominal pesos) related to the rights acquired and a liability of Ps. 7,988 (Ps. 7,158 nominal pesos) related to the security deposits on May 31, 2004.

11.	Labor obligations

          The liability for labor obligations at December 31 are as follows:

		2006		2005

Seniority premiums	Ps.	3,916	Ps.	3,730

Severance payments at the end of the work relationship		29,060		27,710

	Ps.	32,976	Ps.	31,440

a.

Seniority premiums – The net cost of the period for the obligations derived from seniority premiums was Ps. 448, Ps. 419 and Ps. 385 in 2006, 2005, and 2004, respectively. Other disclosures required by financial reporting standards are considered to be immaterial.

b.	Severance payments at the end of the work relationship – The existing values of these obligations and the rates used for their calculations at December 31, 2006, were as follows:

		2006		2005

Accumulated benefit obligation	Ps.	29,060	Ps.	27,710

Projected benefit obligation	Ps.	32,115	Ps.	31,750
Transition obligation		26,743		28,277

Net projected liability		5,372		3,473

Additional liability		23,688		24,237

	Ps.	29,060	Ps.	27,710

          Rates used in actuarial calculations, net of effects of inflation, were as follows:

	2006	2005

Discount of the projected benefit obligation at present value	4%	4%
Increase in salaries	1%	1%

          The period of amortization of the intangible asset is 5.9 years.

          The net cost of the period is composed of the following:

		2006		2005

Service cost of the year	Ps.	3,414	Ps.	3,296
Amortization of the intangible asset		1,581		1,570
Financial cost of the year		1,201		1,102

	Ps.	6,196	Ps.	5,968

The Company uses a measurement date of December 31 2006 and 205, for its seniority premiums and severance payments.

12.	Stockholders’ equity

a.	At December 31, 2006, capital stock consists of the following:

	Number of Shares		Nominal Value		Restatement Effect		Total

Fixed Capital
Series B	476,850,000	Ps.	13,616,849	Ps.	6,326,100	Ps.	19,942,949
Series BB	84,150,000		2,402,974		1,116,371		3,519,345

Total	561,000,000	Ps.	16,019,823	Ps.	7,442,471	Ps.	23,462,294

At December 31, 2005, capital stock consists of the following:

	Number of Shares	Nominal Value		Restatement Effect		Total

Fixed Capital
Series B	43,350,000	Ps.	1,237,895	Ps.	575,101	Ps.	1,812,996
Series BB	7,650,000		218,452		101,488		319,940

	51,000,000		1,456,347		676,589		2,132,936

Variable Capital
Series B	433,500,000		12,378,954		5,751,000		18,129,954
Series BB	76,500,000		2,184,522		1,014,882		3,199,404

	510,000,000		14,563,476		6,765,882		21,329,358

Total	561,000,000	Ps.	16,019,823	Ps.	7,442,471	Ps.	23,462,294

At December 31, 2004, capital stock consists of the following:

	Number of Shares	Nominal Value		Restatement Effect		Total

Fixed Capital
Series B	476,850,000	Ps.	13,616,849	Ps.	6,326,100	Ps.	19,942,949
Series BB	84,150,000		2,402,974		1,116,371		3,519,345

Total	561,000,000	Ps.	16,019,823	Ps.	7,442,471	Ps.	23,462,294

Series “BB” shares, which may represent up to 15% of capital stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

b.

In an Ordinary General Stockholders’ Meeting held on April 30, 2004, the stockholders declared cash dividends in the amount of Ps. 305,180 (Ps. 275,000 nominal pesos), which were paid on July 13, 2004.

c.

In an Ordinary General Stockholders’ Meeting held on April 30, 2004, the stockholders approved the conversion of 286,110,000 shares of Series “A” capital stock, representing 51% of capital stock, into Series “B”, so that no Series “A” stock remained.

d.	In an Ordinary General Stockholders’ Meeting held on April 15, 2005, the stockholders declared cash dividends in the amount of Ps. 627,127 (Ps. 590,000 nominal pesos), which were paid on May 4, 2005.

e.

In an Extraordinary General Stockholders’ Meeting held on April 15, 2005, the stockholders approved the conversion of 510,000,000 shares of fixed capital stock into equal shares of variable capital stock.

f.	In an Ordinary General Stockholders’ Meeting held on April 27, 2005, the stockholders declared cash dividends in the amount of Ps. 467,687 (Ps. 440,000 nominal pesos), which were paid on June 3, 2005.

g.	During an Extraordinary General Stockholders’ Meeting held on February 2, 2006, the stockholders approved the following:

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

h.	In an Ordinary General Stockholders’ Meeting held on April 20, 2006, the stockholders declared cash dividends in the amount of Ps. 746,253 (Ps. 724,450 nominal pesos), which were paid on May 8, 2006.

i.

In an Ordinary General Stockholders’ Meeting held on November 30, 2006 for the Bajío, Guadalajara, Hermosillo, Morelia and San José del Cabo airports, the stockholders approved the reclassification of the balance of the cumulative initial effect of deferred income tax account to retained earnings, including allocating a portion to the corresponding legal reserve.

j.

The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2006 and 2005, the legal reserve, in nominal pesos, was Ps. 152,268 and Ps. 102,944, respectively, amounts that represent 1.0% and 0.6% of the nominal value of capital stock, respectively.

k.

Dividends paid to non-resident holders with respect to Series B shares and ADS’s are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax calculated on a gross-up basis by applying a factor of 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006 and 1.3889 thereafter. Corporate tax rates of 33% in 2004 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. According to the income tax law, the Company is responsible for the withholding and payment of the corporate-level dividend income tax.

l.	The balances of stockholders’ equity tax accounts as of December 31 are as follows:

	2006		2005		2004

Contributed capital account	Ps.	23,462,294	Ps.	23,462,294	Ps.	23,462,294
Net tax income account		1,080,432		927,767		1,304,081

Total	Ps.	24,542,726	Ps.	24,390,061	Ps.	24,766,375

13.	Foreign currency balances and transactions

	a.	At December 31 the foreign currency monetary position is as follows:

	2006		2005

Thousands of U.S. dollars (U.S.$):
Monetary assets:
Cash and cash equivalents		5		8,344
Financial investments held for trading purposes		11,490		10,831
Trade accounts receivable		3,920		3,490

		15,415		22,665

Monetary liabilities:
Suppliers		13		23

Net monetary asset position		15,402		22,642

Equivalent in Mexican pesos	Ps.	167,504	Ps.	242,516

b.	Transactions denominated in foreign currency were as follows:

	2006	2005	2004

	(In thousands of U.S. dollars)

Revenues from aeronautical and non- aeronautical services	19,701	17,815	13,269

Technical assistance fee	4,677	4,523	4,380

Import purchases, technical assistance and other expenses	3,747	2,411	2,333

c.	The exchange rates in effect at the dates of the consolidated balance sheets and the date of the related report of the independent registered public accounting firm were as follows:

	December 31,						March 22,

	2006		2005		2004		2007

Mexican pesos per one U.S. dollar (see Note 3.p)	Ps.	10.8755	Ps.	10.7109	Ps.	11.2648	Ps.	11.1120

14.	Transactions with related parties

Transactions with related parties, carried out in the ordinary course of business, were as follows:

		2006		2005		2004
Revenues:
Revenues from aeronautical and non-aeronautical services invoiced to Cintra	Ps.	88,130	Ps.	932,268	Ps.	841,613

Expenses:
Technical assistance fees	Ps.	105,317	Ps.	96,104	Ps.	81,213

Services received	Ps.	8,356	Ps.	59,085	Ps.	57,644

Concession taxes	Ps.	24,338	Ps.	133,909	Ps.	116,964

Revenues invoiced to Cintra airlines include Ps. 72,076, Ps. 774,504 and Ps. 697,389 of passenger charges for January and February 2006 and the years ended December 31, 2005 and 2004, respectively. Through February 2006, Cintra, was considered a related party; however, subsequent to the sale of the Mexican Government’s participation in the Company as discussed in Note 1, Cintra was no longer considered a related party.

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. If AMP and GAP decide to renew the agreement, GAP’s stockholder approval would be required.

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of U.S.$7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of U.S.$4,000,000 or 5% of GAP’s consolidated operating income, calculated prior to deducting the technical assistance fee, depreciation and amortization (these amounts are subject to restatement based on the U.S. National Consumer Price Index (CPI)).

AMP is also entitled to the refund of expenses incurred in the rendering of the services provided for in the agreement.

As described in Note 1.b, according to the terms of the concessions and the Government Duties Law, the Company must pay the Mexican Government an annual tax for the rights to use airport facilities equivalent to 5% of each concessionaire’s annual gross revenues. Through February 2006, the payment of such tax to the Mexican Government was considered a transaction with a related party; however, subsequent to the Mexican Government’s participation in the Company in February 2006, it is no longer considered a related party.

15.	Income taxes, tax on assets and statutory employee profit sharing

In accordance with Mexican tax law, the Company is subject to income tax and tax on assets, which take into consideration the taxable and deductible effects of inflation. The income tax rate was 33% in 2004, 30% in 2005, 29% in 2006 and thereafter will be 28%. Due to changes in the tax legislation effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

Through 2006, tax on assets was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. Tax on assetsis payable only to the extent that it exceeds income tax payable for the same period; any required payment of tax on assets is creditable against the excess of income tax over tax on assets of the following ten years. As of January 1, 2007, the tax on assets rate will be 1.25% on the value of assets for the year, without deducting any liabilities.

	a.	Recoverable income tax on dividends

In 2002, certain subsidiaries declared dividends in favor of the Company for Ps. 168,825 (Ps. 142,939 nominal pesos). However, as part of the tax planning of the

Company, such dividends were not applied against the net tax income account and instead were applied against the account “Cumulative initial effect of deferred income taxes”, which account is not a part of the Company’s normal operations and thus generated income tax of Ps. 90,512 (Ps. 76,969 nominal pesos), payable by the Company, according to Article 11 of the Income Tax Law. Such amount was charged to retained earnings and paid to the tax authorities on December 17, 2002.

The Company subsequently considered that the above tax payment could have been credited against tax on assets of the year of the subsidiaries that declared the dividend, based on Article 9 of the Asset Tax Law.

As such, the Company decided to record the taxes paid as a long-term recoverable income tax and request the related refund. The recognition of this asset generated an additional credit in the 2002 statement of income, which was presented as part of income tax expense. The Company has engaged legal counsel to assist in the refund and recovery of the taxes paid. The Company and its legal advisors consider that sufficient evidence exists to conclude that the Company is entitled to a refund from the tax authorities. When unfavorable responses were received, the Company filed proceedings for annulment of such unfavorable responses with the Mexican Treasury Department; when such requests were rejected, the Company has taken them to be challenged before the Mexican Federal Tax Court, as discussed below, considering that the latter has confirmed this interpretation on various other occasions.

In July 2003, the Company filed a request with the tax authorities for confirmation of the criteria under which it was requesting this refund and as well, requested the related refund. However, in the case of the Aguascalientes, La Paz and Mexicali airports, the tax authorities required that these airports deposit a monetary guarantee to the tax authorities, in order for the tax authorities to be able to determine if the criteria of the refund was appropriate or not. As a result of this request for guarantee from the tax authorities and due to the fact that the Mexican Treasury Department had not confirmed the criteria for the refund, these airports withdrew these actions and filed new petitions in December 2003. The Mexican Treasury Department did not respond within the applicable statute of limitations with respect to the La Paz and Mexicali airports. These airports assumed a negative response and filed for a judicial annulment. As of the date of issuance of these financial statements, with respect to the three airports mentioned above, only the case related to the Mexicali airport is still pending resolution.

Regarding the La Paz airport, on March 29, 2006 the Mexican Federal Tax Court denied the annulment of the unfavorable sentence from the Mexican Treasury Department, thereby upholding such decision that confirmation of the criteria was not accepted. This decision by the Mexican Federal Tax Court is considered absolute. Accordingly, the portion of the long-term recoverable income tax related to the La Paz airport of Ps. 5,104 (nominal pesos) has been reversed in June 2006, with a corresponding charge to the income statement of year 2006.

In the case of the Aguascalientes airport, the Mexican Treasury Department responded indicating they would not make a determination related to the criteria, citing the need for additional documentation. Subsequently, this airport obtained a judicial annulment, as the request for additional documentation by the Mexican Treasury Department was outside the statute of limitations, which obligated the Mexican Treasury Department to submit a response relating to the criteria and, in the case in which the criteria were positive, refund the taxes paid with respect to this airport. In November 2005, this airport received a refund from the Mexican Treasury Department of Ps. 5,555 (Ps. 4,826 nominal pesos), which was recognized against the long-term recoverable income tax asset. However, because the Mexican Treasury Department did not send a formal response indicating that they accepted the criteria originally submitted by the Aguascalientes airport, the airport has since filed a complaint requesting the Mexican Treasury Department’s confirmation of the criteria.

Rulings, which were requested with regard to the remaining airports, Puerto Vallarta and Tijuana, were rejected. As such, these airports filed a proceeding for judicial annulment in October 2003.

Annual tax returns for the airports requesting this refund include a disclosure of the requested refund. However, in the case of the Tijuana airport, in May 2005, the Mexican Treasury Department issued a fine on the grounds that they considered the inclusion of this requested refund in the annual tax return to be inappropriate. In an effort to avoid additional interest, should it challenge the fine and ultimately lose the case, the Tijuana airport paid the fine. Additionally, as a result of paying the fine at the time it was assessed, the fine was reduced by a 20% discount over the amount of the requested refund. As such, the airport paid Ps. 11,446 (nominal pesos). However, based on the opinion of the Company’s legal counsel, this fine will be recoverable as it has no legal basis. Therefore, such amount has been included in the long-term recoverable tax asset.

b.	Recoverable taxes

In 2003, the Company filed a request with the tax authorities regarding the confirmation of the criteria that the Company can use to calculate the base of asset tax. The Company is requesting that such calculation, based on the interpretations of tax law as published by the Mexican Treasury Department, should only take into account the amount effectively paid by AMP for the shares of the Company that was reflected in the assets in each concession acquired through the bidding process. On April 23, 2004 and July 20, 2004 the Mexican Treasury Department (for the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Mexicali airports, hereinafter referred to as the “Minor airports” and for the Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Bajío and Manzanillo airports, hereinafter referred to as the “Principal airports”, respectively) denied the criteria requested by the Company. Accordingly, the Company filed a judicial annulment.

On September 2 and November 18, 2005, both the Second Regional Metropolitan Court (for the Minor airports) and the Eighth Regional Metropolitan Court (for the Principal airports) of the Federal Tribunal of Fiscal and Administrative Justice (TFJFA), issued a sentence forcing the Mexican Treasury Department to either confirm the criteria requested by the Company or to grant additional tax benefits. As a consequence the Tenth Collegiate Court on Administrative Issues for the Federal Judiciary’s First Circuit declared in the ultimate instance, that the criteria presented by the Company to calculate the tax on assets using a base of 15% of the concession values was appropriate. Accordingly, in August 29, 2006, the Mexican Treasury Department confirmed the criteria to the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, reducing the asset tax basis for these airports. Thus, for these airports, the base used to calculate tax on assets considers only the amount effectively paid by AMP for its 15% of the shares of the Company. This generated a recoverable tax as of December 31, 2006 for Ps.

190,537, plus Ps. 18,026 related to inflation, for a total recoverable asset of Ps. 208,563 recognized within the current recoverable income tax asset, which also includes other recoverable taxes corresponding to 2006 for Ps. 17,232.

The recoverable balance of Ps. 190,537 is comprised of three concepts: a) Ps. 125,921 (nominal pesos), recognized as a credit to income tax for the year ended December 31, 2006, corresponding to the overpayments of tax on assets made by the Aguascalientes, Hermosillo, La Paz, Los Mochis and Manzanillo airports from 2002 through 2005, which had been fully reserved; b) Ps. 23,826 recognized as a reversal of the deferred tax asset recorded at the Morelia airport related to tax on assets paid from 2002 to 2005; c) Ps. 40,790, corresponding to asset tax paid by these six airports from January to November 2006.

The Company is still awaiting the final sentence and the corresponding confirmation from the Mexican Treasury Department for the rest of the airports.

c.	Income tax expense consists of the following:

	2006		2005		2004
Income tax:
Current	Ps.	390,924	Ps.	353,729	Ps.	312,222
Deferred		105,186		118,280		183,546
Recovery of tax on assets		(125,921)		—		—

Income tax expense	Ps.	370,189	Ps.	472,009	Ps.	495,768

d.

The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income tax and statutory employee profit sharing for the years ended December 31 is shown below:

	2006	2005	2004

Statutory rate	29%	30%	33%
Effect of permanent differences	1%	(1%)	1%
Effects of inflation	0%	1%	1%
Effect on deferred income tax for reduction of rate	—	—	7%
Effect of recovery of tax on assets	(10%)	—	—
Change in valuation allowance	9%	11%	14%

Effective rate	29%	41%	56%

e.	At December 31, the main items comprising the deferred income tax asset are:

	2006		2005

Airport concessions and rights to use airport facilities	Ps.	313,387	Ps.	409,193
Trade accounts receivable		11,016		9,912
Severance liability		846		—
Embedded derivatives		(5,180)		(4,681)

Deferred income tax from temporary differences		320,069		414,424
Effect of tax loss carryforwards		204,955		109,146
Recoverable tax on assets paid		848,833		763,679
Recovery of tax on assets		(163,447)		—

		1,210,410		1,287,249
Valuation allowance for recoverable tax on assets paid		(582,291)		(509,642)
Cancellation of valuation allowance related to recovery of tax on assets		139,621		—
Valuation allowance for tax loss carryforwards		(81,133)		(47,142)

Net long-term deferred income tax asset	Ps.	686,607	Ps.	730,465

Recovery of tax on assets

As discussed in paragraph b. of this Note, the Company recovered tax on assets of Ps. 190,537 previously paid at several of its airports. As previously mentioned, Ps. 125,921 (nominal pesos) of that amount was represented by overpayments of tax on assets made in previous years at the Aguascalientes, Hermosillo, La Paz, Los Mochis and Manzanillo airports, which such amounts were previously reserved. Accordingly, in constant pesos, this portion of the benefit is represented by the realization of the deferred asset (included within the caption “Recovery of tax on assets”) and the cancellation of the valuation allowance (included in the caption “Cancellation of valuation allowance related to recovery of tax on asset”) in the table above for an amount of Ps. 139,621. In addition, Ps. 23,826 (constant pesos) of the amount recovered was represented by overpayments of tax on assets made in previous years at the Morelia airport, which had not been reserved. Accordingly, this portion of the benefit is represented by the realization of the deferred asset of Ps. 23,826 (included in the caption “Recovery of tax on asset” in the table above. The remaining Ps. 40,790 (constant pesos) represented tax on assets paid during 2006, which is not presented in the table above, as it was paid and recovered during the same year.

Valuation allowance

Mexican Income Tax Law allows Mexican companies utilizing fiscal amortization rates that are lower than the maximum allowable rates to change their fiscal amortization rates every five years, never to exceed the maximum rate allowable. In the case of each of our airports, since 2000, the Company had been utilizing rates lower than 15%, the maximum allowable rate, to amortize the airport concessions and rights to use airport facilities assets for fiscal purposes.

Given that a five-year period had elapsed since the time the fiscal amortization rates were set, in an effort to optimize our effective tax rate and our financial position on a long-term basis, beginning January 1, 2005, we elected to modify the fiscal amortization rates for the airport concession and rights to use airport facilities assets.

The effect of these increases in fiscal amortization rates resulted in a decrease in the consolidated deferred income tax asset of Ps. 107,414 related to airport concessions and rights to use airport facilities, in year 2005, as the fiscal basis of the concessions decreased when compared to their accounting bases.

However, the change in the fiscal amortization rates also favorably affected the deferred tax asset related to the payment of asset tax recorded as of December 31, 2005. At the Morelia airport, the deferred tax asset that resulted from tax on assets paid from prior years increased by Ps. 14,159, plus the corresponding effect in 2005 for Ps. 9,667, resulting in a total deferred tax asset of Ps. 23,826 at that date. Although the Morelia airport had not previously generated net operating losses, the deferred tax asset related to asset tax was fully reserved based on the projections of future operations of the airport. However, because of the change in the fiscal amortization rates, management’s projections indicate future taxable income and thus, the entire valuation allowance for this deferred tax asset at the Morelia airport was reversed during 2005, with a corresponding credit to deferred income tax benefit. In addition, at the Hermosillo airport, the deferred tax asset decreased by Ps. 21,964, given that the Company reserved the asset at this airport based on future projections of operations.

As well, due to the reacquisition of the long-term lease agreement at the Puerto Vallarta airport, this airport began to generate higher income tax over asset tax, indicating the future recoverability of the deferred tax asset at this airport related to asset tax previously paid. As such, the Company decreased the valuation allowance against this deferred tax asset by Ps. 39,196.

According to projections of future operations, management believes that the Guadalajara, Puerto Vallarta, Morelia and Bajío airports, which have not reserved any portion of their deferred tax assets related to payment of asset tax, will recover an aggregate deferred tax asset related to asset tax within the permitted 10-year carryforward period (which began in 2002) of Ps. 242,716 as of December 31, 2006.

In addition, considering the effect of the change in fiscal amortization rates, in conjunction with future projections of the income tax base of the Aguascalientes, La Paz and Mexicali airports, management of the Company believes that such airports will recover loss carryforwards generated as of December 31, 2006, for a sum of Ps. 442,225 (in constant pesos) and therefore has not reserved such deferred tax assets.

f.

Recoverable tax on assets for which a prepaid income tax has been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2006 and year of expiration are as follows:

	Original Recoverable		Recovery of Tax		Recoverable
Year of Expiration	Asset Tax		on Assets		Asset Tax

2012	Ps.	228,865	Ps.	(40,407)	Ps.	188,458
2013		217,743		(44,038)		173,705
2014		163,959		(37,293)		126,666
2015		153,112		(41,709)		111,403
2016		85,154		—		85,154

	Ps.	848,833	Ps.	(163,447)	Ps.	685,386

g.

In addition to recoverable tax on assets, the Company has generated Ps. 731,982 of tax loss carryforwards for which a net deferred tax asset of Ps. 204,955 has been recognized. All tax loss carryforwards expire in 2048, as permitted by the Mexican tax authorities for concession operations.

16.	Commitments

a.

The Company has leased office space under three five-year operating lease agreements, effective as of February 2006, February 2003 and June 2006. The respective monthly rental payments are U.S.$20,291, U.S.$7,692 and U.S.$2,784. Base rent is subject to increases according to the NCPI and the CPI of the United States of America, respectively.

Lease expense was Ps. 4,334, Ps. 4,056 and Ps. 4,411 for the years ended December 31, 2006, 2005 and 2004, respectively.

b.

On December 16, 2004, SCT authorized the Company’s Master Development Program (MDP) update for the next five-year period from 2005-2009. The table below shows the investments to be made during this period, as approved by the SCT:

Year	MDP		Investment for handling checked-in luggage		Total amount

2005	Ps.	338,071	Ps.	308,843	Ps.	646,914
2006		424,697		—		424,697
2007		359,683		—		359,683
2008		311,560		—		311,560
2009		243,277		—		243,277

	Ps.	1,677,288	Ps.	308,843	Ps.	1,986,131

Amounts set forth above are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2003, as the Company is currently discussing with SCT the determination of the correct inflation index to be used to restate such amounts as of December 31, 2006.

17.	Contingencies

a.

Several municipalities have filed real estate tax claims against some subsidiary concessionaires related to the land where the airports are located. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or results of operations.

In the case of the Mexicali airport, claims have been filed for Ps.89 million (nominal pesos), which is guaranteed with an encumbrance on 25% of the daily revenues from the operation of the parking lot at the airport generated from November 2004 and until December 31, 2006. The cumulative amount of such encumbrances is Ps. 3.5 million (nominal pesos). The Company obtained a favorable sentence in first instance in the judicial annulment filed, however, the municipality appealed to this decision. As of the date of these financial statements, the case is still pending resolution.

On June 8, 2005, the Tijuana airport received a second municipal real estate tax claim of Ps. 146,442 (nominal value), similar to municipal claims previously received by this and other airports, as described above. On September 22, 2005, the municipal authorities ordered the temporary encumbrance of certain assets of the Tijuana airport totaling Ps. 104,763 (nominal pesos), because the Tijuana airport did not post a bond with the court as provisional security in connection with this claim. Although the encumbered assets have not affected the operation of the airport, on February 9, 2006, an irrevocable standby letter of credit was issued by a financial institution on behalf of the Tijuana airport for Ps. 141,770 in order to release the encumbrance. This amount differs from the original amount of the tax claimed due to it has been estimated in order to guarantee both, the tax an penalties corresponding to a twelve month period. As of the date of these financial statements, the case is still pending resolution.

On January 25, 2006, the Company entered into a line of credit which provides for the issuance of letters of credit up to an aggregate amount of Ps. 300,000 with a financial institution in order to guarantee all amounts claimed by the municipal authorities at its airports, however, until the credit line expires in 2009, the Company’s airport subsidiaries are subject to certain financial covenants, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including the Company’s concessions) and reserves for inflationary effects, in each case under MFRS) of at least Ps. 2,100,000, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letters of credit and (iii) maintain consolidated annual EBITDA of at least Ps. 1,000,000.

In addition, on December 23, 2005 the Company received a notice requiring payment of municipal real estate tax for the sum of Ps. 12,246 (nominal pesos) at the San José del Cabo airport. The Company filed a judicial annulment, after which the municipal authorities retracted in 2006 the requirement for such payment. As of the date of these financial statements, there is no contingency related to this airport for such real estate tax claims.

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

d.

In 2002, the Company settled a dispute with ASA related to administrative services provided to the Company during 1999. As a result of the settlement, the Company recorded a liability of Ps.68,354 (constant pesos) during 2002, which was ultimately paid to ASA during 2003. The Company considered these fees deductible for fiscal year 2003 and accordingly filed a request with the Mexican Treasury Department to confirm that such tax treatment was appropriate, regardless of the fact that the settlement took place in 1999.

During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 proposed by the Company. In 2004, the Company initiated an annulment proceeding. In 2005, the Company received a favorable ruling with respect to the claim of Aguascalientes airport, but received an unfavorable ruling in a first instance on the claims with respect to the Bajío, Guadalajara, Tijuana, Puerto Vallarta and San José del Cabo airports. Subsequently, during 2006, the Company received a favorable sentence in the ultimate instance at the La Paz airport and unfavorable sentences in the ultimate instance at the Aguascalientes, Hermosillo, Mexicali and Los Mochis airports. However, only the unfavorable sentence at the Aguascalientes airport was pronounced in the legal context; those at the Hermosillo, Mexicali and Los Mochis airports were concluded based on deficiencies in form. In addition, the Manzanillo airport obtained a favorable sentence in the first instance; Morelia presented an appeal against an unfavorable sentence which is still pending resolution. With respect to the Bajio, Guadalajara, Puerto Vallarta, San Jose del Cabo and Tijuana airports, the Collegiate Tribunal issued a sentence requiring the Tax Court to issue a new sentence, considering the arguments presented at these airports. If the Company is not successful in such claims, it is expected that it may be required to pay Ps. 21.5 million plus penalties and interest accumulated through the date of payment. Although no assurance can be provided, the Company and its legal counsel believe that the matter is likely to be resolved in the Company’s favor on appeal.

e.

A claim has been filed against the Company by Remaconst, S.A. de C.V. concerning a contract entered into between Remaconst and ASA, the Company’s predecessor, in 1992. Remaconst had the right, pursuant to the 1992 contract, to operate the shuttle busses at the Guadalajara International Airport for a period of ten years. At the expiration of the ten-year period, the Guadalajara International Airport terminated the contract. Upon the termination of the contract, Remaconst filed a claim against the Company disputing the termination of the contract on the basis that it had not recovered the investment it made in the shuttle busses pursuant to the terms of the contract during the ten-year period. In September 2005, the trial court ruled in favor of the Company and rejected Remaconst’s claim. Remaconst appealed the decision of the trial court, which was decided in the Company’s favor in January 2006. On January 26, 2006, the Company received a favorable ruling in the second instance. As of the date of these financial statements, the Company stills awaiting payment from Remaconst.

f.

The users of airports, principally airlines, have been subject to increased costs following the September 11 events. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of our international flights involve travel to the U.S., the Company may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican Government, being part of the International Civil Aviation Organization (OACI), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The new process is expected to require the installation of new screening equipment, which the Company will be required to purchase and operate. The Company cannot currently estimate the cost to us of compliance with the new screening guidelines. The Company could be required to undertake significant capital expenditures and ongoing operating expenses to comply with these requirements, which could restrict its liquidity and adversely affect its operating results. In addition, the Company may be exposed to a higher risk of liability as a result of the requirement that it directly operates this equipment.

g.

Grupo de Ingeniería Universal, S.A. de C.V. (GIUSA), a contractor that carried out specific work at the Guadalajara International Airport, sued such airport, claiming non-compliance with the contract and other related agreements, as well as the payment of approximately Ps. 43 million and other unquantified benefits. As of the date of these financial statements, the lawsuit is in the delivery of evidence stage. Although no assurance can be provided, the Company considers that it has sufficient elements to obtain a favorable outcome.

18.	Information by industry segment

The Company determines and evaluates its airports individual performances before allocating personnel-related costs and other costs incurred by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP), the subsidiary relating to the Company’s senior management. All airports provide similar services to their customers. The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Bajío airports. The financial information relating to the remaining six airports, as well as that of SIAP, Pacífico Cargo, and the Company’s corporate operations (including investment in its subsidiaries) was combined and included under “Other”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2006	Guadalajara		Tijuana		Puerto Vallarta

Total revenues	Ps.	974,001	Ps.	374,298	Ps.	466,832
Income from operations		459,929		97,846		247,375
Interest income (expense)		24,683		6,241		2,429
Income tax expense		139,698		92,095		72,985
Total assets		8,486,410		4,918,475		3,434,665
Total liabilities		55,345		30,945		63,237
Capital expenditures		188,645		38,325		145,250
Buildings, building improvements, machinery and equipment		697,403		285,140		336,267
Other acquired rights		98,319		17,109		326,555
Depreciation and amortization for the year		243,045		129,947		94,909

December 31, 2005	Guadalajara		Tijuana		Puerto Vallarta

Total revenues	Ps.	857,652	Ps.	339,913	Ps.	427,467
Income from operations		405,601		77,009		226,160
Interest income (expense)		33,391		3,627		7,779
Income tax expense		125,552		92,332		29,121
Total assets		8,443,941		4,931,552		3,461,528
Total liabilities		68,182		47,353		58,720
Capital expenditures		171,397		33,624		143,569
Buildings, building improvements, machinery and equipment		613,070		269,373		211,296
Other acquired rights		99,890		17,517		334,358
Depreciation and amortization for the year		200,532		128,944		83,033

December 31, 2004	Guadalajara		Tijuana		Puerto Vallarta

Total revenues	Ps.	793,138	Ps.	326,279	Ps.	333,637
Income from operations		359,985		47,771		149,779
Interest income (expense)		35,877		(9,144)		(2,491)
Income tax expense		140,573		102,153		69,418
Total assets		8,696,714		4,951,937		3,310,923
Total liabilities		72,683		51,100		34,874
Capital expenditures		261,578		14,541		352,384
Buildings, building improvements, machinery and equipment		469,690		257,042		76,333
Other acquired rights		102,177		17,924		342,164
Depreciation and amortization for the year		193,133		127,181		78,965

December 31, 2006	Los Cabos		Hermosillo		Bajío

Total revenues	Ps.	489,920	Ps.	133,109	Ps.	168,063
Income from operations		313,084		35,156		71,515
Interest income (expense)		31,643		5,196		5,856
Income tax expense		97,483		(18,200)		21,943
Total assets		2,702,024		1,375,715		1,250,501
Total liabilities		48,482		22,734		19,861
Capital expenditures		146,017		39,742		13,018
Buildings, building improvements, machinery and equipment		247,331		136,078		136,390
Other acquired rights		405,777		2,030		—
Depreciation and amortization for the year		61,508		36,496		35,426

December 31, 2005	Los Cabos		Hermosillo		Bajío

Total revenues	Ps.	448,804	Ps.	136,600	Ps.	161,854
Income from operations		284,330		46,067		69,931
Interest income (expense)		37,730		5,230		7,334
Income tax expense		89,991		43,180		21,509
Total assets		2,665,978		1,331,319		1,246,370
Total liabilities		48,032		19,233		20,568
Capital expenditures		30,619		43,902		23,138
Buildings, building improvements, machinery and equipment		112,388		104,393		133,242
Other acquired rights		415,478		2,079		—
Depreciation and amortization for the year		59,333		33,807		33,909

December 31, 2004	Los Cabos		Hermosillo		Bajío

Total revenues	Ps.	336,108	Ps.	126,607	Ps.	143,571
Income from operations		182,909		52,485		61,986
Interest income (expense)		25,700		5,383		8,151
Income tax expense		67,662		22,025		23,716
Total assets		2,710,645		1,398,352		1,308,915
Total liabilities		26,551		12,835		23,822
Capital expenditures		2,512		14,877		42,292
Buildings, building improvements, machinery and equipment		90,102		65,483		118,105
Other acquired rights		425,166		2,128		—
Depreciation and amortization for the year		58,678		24,730		31,407

December 31, 2006	Other		Eliminations		Total

Total revenues	Ps.	1,410,083	Ps.	(1,080,500)	Ps.	2,935,806
Income from operations		907,294		(896,946)		1,235,253
Interest income (expense)		(916)		—		75,132
Income tax expense		(35,815)		—		370,189
Total assets		28,726,950		(25,379,029)		25,515,711
Total liabilities		499,034		(407,391)		332,247
Capital expenditures		70,638		—		641,635
Buildings, building improvements, machinery and equipment		523,032		(67)		2,361,574
Other acquired rights		1,699		—		851,489
Depreciation and amortization for the year		115,840		—		717,171

December 31, 2005		Other		Eliminations		Total

Total revenues	Ps.	1,217,980	Ps.	(894,006)	Ps.	2,696,264
Income from operations		816,012		(778,095)		1,147,015
Interest income (expense)		(1,627)		—		93,464
Income tax expense		70,324		—		472,009
Total assets		28,452,848		(25,202,048)		25,331,488
Total liabilities		407,359		(373,280)		296,167
Capital expenditures		164,979		—		611,228
Buildings, building improvements, machinery and equipment		471,816		(67)		1,915,511
Other acquired rights		1,741		—		871,063
Depreciation and amortization for the year		102,574		—		642,132

December 31, 2004	Other		Eliminations		Total

Total revenues	Ps.	900,838	Ps.	(605,202)	Ps.	2,354,976
Income from operations		466,921		(417,110)		904,726
Interest income (expense)		(708)		—		62,768
Income tax expense		70,221		—		495,768
Total assets		28,834,316		(25,544,573)		25,667,229
Total liabilities		299,525		(298,801)		222,589
Capital expenditures		88,622		—		776,806
Buildings, building improvements, machinery and equipment		343,072		(66)		1,419,761
Other acquired rights		1,781		—		891,340
Depreciation and amortization for the year		82,253		—		596,347

19.	Revenue

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

During the periods ended December 31, 2006, 2005 and 2004, the Company charged up to 98.8%, 99.2% and 98.2% respectively, of the maximum rate.

For presentation purposes, revenues from access fees charged to third party providers of complementary services are classified as airport services. Commercial services include services that are not essential for the operation of an airport, such as lease of space to retailers, restaurants and banks. Below is a detail of the Company’s revenues for the years ended December 31, 2006, 2005 and 2004, respectively, according to the General Law on Airports and its regulations:

	2006		2005		2004
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	146,593	Ps.	135,823	Ps.	127,749
Charges for not canceling extended stay reservations		45		2,189		247
Parking on embarking/disembarking platform		103,167		97,165		94,654
Parking on extended stay or overnight platform		24,391		18,480		14,526
Passenger walkways and shuttle buses		26,465		23,773		23,054
Airport security charges		33,192		30,592		26,699
Airport real estate services to airlines:
Leasing of hangars to airlines		13,754		13,499		15,384
Leasing of shops, warehouses and stockrooms to airlines (operating)		4,109		3,835		3,878
Leasing of space and other terminal facilities to airlines within the terminal (operating)		31,280		26,598		24,770
Leasing of land and other surfaces to airlines outside the terminal (operating)		6,615		5,733		5,808
Leasing of check-in desks and other terminal space		20,452		17,577		13,290
Leasing of desks and other terminal space for ticket sale		6,538		5,447		6,423
Airport passenger services:
Domestic passenger charges		986,289		888,892		836,640
International passenger charges		925,879		875,096		690,873
Airport real estate services and rights of access to other operators		15,761		14,495		19,034
Complementary services:
Catering services		12,141		12,720		12,948
Other third-party ramp services rendered to airlines		11,985		8,622		8,436
Traffic and/or dispatch		17,132		14,636		12,453
Fuel supply or removal		3,150		3,022		3,832
Third-party airplane maintenance and repair		1,395		278		228

Total regulated revenues included in the maximum rate		2,390,333		2,198,472		1,940,926

Regulated revenues not included in the maximum rate:
Car parking charges		109,484		102,676		93,703
Recovery of cost over aeronautical services		10,839		10,623		9,813
Recovery of cost over non-aeronautical services		11,029		10,852		8,557

Total regulated revenues not included in the maximum rate		131,352		124,151		112,073

Total regulated revenues		2,521,685		2,322,623		2,052,999

	2006		2005		2004
Unregulated revenues
Commercial concessions (1):
Retail operations		50,389		43,339		30,715
Food and beverages		38,631		32,472		28,964
Duty free		31,667		25,578		17,972
VIP lounges		6,059		5,408		2,221
Financial services		5,953		5,808		4,736
Communications and networks		11,872		10,425		9,154
Car rentals		45,204		40,012		35,197
Advertising		29,724		25,323		23,542
Time sharing		45,809		50,169		24,992
Leasing of space to airlines and other complementary service providers (non-operating)		46,968		44,755		55,666
Revenues from sharing of commercial activities (1):
Retail operations		8,111		4,410		2,687
Food and beverages		15,843		9,921		5,490
Duty free		15,382		18,676		13,146
Financial services		458		361		458
Communications and networks		8		220		313
Car rentals		6,655		6,921		3,675
Advertising		772		240		237
Time sharing		1,236		890		287
Others		3,511		2,723		2,069
Access fee for ground transportation		11,565		10,373		6,274
Non-airport access fees		30,157		27,615		26,645
Services rendered to ASA		74		63		101
Various commercial-related revenues		8,073		7,939		7,436

Total unregulated revenues		414,121		373,641		301,977

Total revenues	Ps.	2,935,806	Ps.	2,696,264	Ps.	2,354,976

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

          Future minimum rentals as of December 31, 2006, are as follows:

Year		Amount

2007	Ps.	298,370
2008		246,715
2009		189,335
2010		152,423
2011		122,785
Thereafter		91,717

Total	Ps.	1,101,345

Amounts include contracts denominated in both Mexican pesos and U.S. dollars. The U.S. dollar denominated future minimum rentals were translated to Mexican pesos using the exchange rate applicable on December 31, 2006, which was a rate of Ps. 10.8755 Mexican pesos to 1 U.S. dollar.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2006, 2005 and 2004 are disclosed under the caption “Revenues from sharing of commercial activities”.

20.	Cost of services

Cost of services for the years ended December 31 is composed of the following:

		2006		2005		2004

Employee costs	Ps.	311,396	Ps.	297,349	Ps.	286,994
Maintenance		122,813		126,813		109,005
Safety, security and insurance		99,005		88,561		90,356
Utilities		82,302		69,709		66,478
Other		116,700		94,672		102,893

	Ps.	732,216	Ps.	677,104	Ps.	655,726

21.	Depreciation and amortization

Depreciation and amortization for the years ended on December 31 are composed of the following:

	2006		2005		2004

Depreciation	Ps.	184,762	Ps.	109,738	Ps.	101,765
Amortization		532,409		532,394		494,582

	Ps.	717,171	Ps.	642,132	Ps.	596,347

22.	New accounting principles not yet in effect

When Mexican NIF Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 3, some of its provisions created divergence with specific MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), Initial Application of Mexican Financial Reporting Standards, establishing, that provisions set forth in specific MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders’ equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.

CINIF continues to pursue its objective of moving towards a greater convergence with International Financial Reporting Standards. To this end, on December 22, 2006, it issued the following MFRS, which will become effective for fiscal years beginning on January 1, 2007:

NIF B-3, Statement of Income
NIF B-13, Events Occurring after the Date of the Financial Statements
NIF C-13, Related Parties
NIF D-6, Capitalization of Comprehensive Financing Result

Some of the significant changes established by these standards are as follows:

NIF B-3, Statement of Income, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular MFRS should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

NIF B-13, Events Occurring after the Date of the Financial Statements, requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

NIF C-13, Related Parties, broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key or relevant officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key or relevant officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

NIF D-6, Capitalization of Comprehensive Financing Result, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost (RIF) directly attributable to the acquisition of qualifying assets; b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply the provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

On November 30, 2006, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 12, Service Concession Arrangements. The Interpretation

addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The Interpretation does not address the accounting for the government (grantor) side of such arrangements.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

23.	Differences between MFRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from U.S. GAAP.

The principal differences between MFRS and U.S. GAAP and the effects on the consolidated net income and consolidated stockholders’ equity of the Company are presented below with an explanation of the adjustments.

		For the years ended December 31,
Reconciliation of net income		2006		2005		2004

Net income according to MFRS		Ps.	894,396	Ps.	685,494	Ps.	416,437

U.S. GAAP adjustments
(i)	Amortization of the cost of airport Concessions		415,873		415,873		382,608
(ii)	Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(26,772)		(26,772)		(26,772)
(iii)	Deferred fees for technical assistance services		(46,078)		(15,310)		(15,026)
(iv)	Recognition of the fair value of embedded derivative instruments		(8,432)		(9,227)		(41,998)
(v)	Preoperating costs		(5,694)		(5,178)		(14,886)
(vi)	Legal gain contingency		—		(11,910)		—
(vii)	Other income from recoverable taxes		5,104		5,022		—
(x)	Transition obligation for severance payments recognized under MFRS		(26,743)		—		—

Total U.S. GAAP adjustments before the effect of deferred income taxes			307,258		352,498		283,926

(viii)	Deferred income taxes		(101,719)		(113,408)		(824,942)

Total U.S. GAAP adjustments			205,539		239,090		(541,016)

Net income (loss) according to U.S. GAAP		Ps.	1,099,935	Ps.	924,584	Ps.	(124,579)

	At December 31,
Reconciliation of stockholders’ equity	2006		2005

Stockholders’ equity according to MFRS	Ps.	25,183,464	Ps.	25,035,321

U.S. GAAP adjustments
(i) Initial cost of airport concessions (recorded to common stock under MFRS)		(20,232,685)		(20,232,685)
(i) Accumulated amortization of airport concessions		2,835,322		2,419,449
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(196,328)		(169,556)
(iv) Recognition of the fair value of embedded derivative instruments		(65,922)		(57,490)
(v) Preoperating costs		(25,758)		(20,064)
(vi) Legal gain contingency		(11,910)		(11,910)
(vii) Recoverable income taxes		(80,388)		(85,492)
(x) Transition obligation for severance payments recognized under MFRS		(26,743)		—

Total U.S. GAAP adjustments before the effects of deferred income taxes		(17,804,412)		(18,157,748)

(viii) Deferred income taxes		4,959,391		5,061,110
Total U.S. GAAP adjustments		(12,845,021)		(13,096,638)

Stockholders’ equity according to U.S. GAAP	Ps.	12,338,443	Ps.	11,938,683

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common Stock		Additional Paid- in Capital		Retained Earnings		Cumulative Other Comprehensive Income		Total Stockholders’ Equity

Balance at January 1, 2005	Ps.	3,229,612	Ps.	32,314	Ps.	8,831,677	Ps.	—	Ps.	12,093,603
Net income						924,584				924,584
Deferred fees for technical assistance services		—		15,310		—		—		15,310
Dividends (1.951 pesos per basic share)		—		—		(1,094,814)		—		(1,094,814)

Balance at December 31, 2005		3,229,612		47,624		8,661,447		—		11,938,683

	Common Stock		Additional Paid- in Capital		Retained Earnings		Cumulative Other Comprehensive Income		Total Stockholders’ Equity

Net income				—		1,099,935		—		1,099,936
Deferred fees for technical assistance services		—		46,078		—		—		46,078
Dividends (1.330 pesos per basic share)		—		—		(746,253)		—		(746,253)

Balance at December 31, 2006	Ps.	3,229,612	Ps.	93,702	Ps.	9,015,129	Ps.	—	Ps.	12,338,443

Condensed balance sheets and statements of operations including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, are as follows:

	At December 31,
	2006		2005
Assets
Current assets:
Cash and cash equivalents	Ps.	897,368	Ps.	815,066
Financial investments held for trading purposes		124,960		120,705
Other current assets		634,862		406,724

Total current assets		1,657,190		1,342,495

Buildings, building improvements, machinery and equipment – net		2,361,574		1,915,511
Assets under concession – net (“Rights to use airport facilities” under MFRS)		2,197,239		2,320,372
Deferred income taxes		5,634,816		5,781,394

Other assets		882,975		922,273

Total assets	Ps.	12,733,794	Ps.	12,282,045

Liabilities and stockholders’ equity:
Current liabilities	Ps.	279,928	Ps.	249,441

Total liabilities		395,351		343,362

Common stock		3,229,612		3,229,612
Additional paid-in capital		93,702		47,624

	At December 31,
	2006		2005

Retained earnings		9,015,129		8,661,447

Total stockholders’ equity		12,338,443		11,938,683

Total liabilities and stockholders’ equity	Ps.	12,733,794	Ps.	12,282,045

	For the years ended December 31,
	2006		2005		2004

Net revenues	Ps.	2,929,157	Ps.	2,665,923	Ps.	2,350,808

Cost of services		766,098		682,978		671,415
Technical assistance fees		151,395		111,414		96,239
Concession taxes		145,849		133,909		116,964
Depreciation and amortization		328,070		253,031		240,511

Total cost of services		1,391,412		1,181,332		1,125,128

Income from operations		1,537,745		1,484,592		1,225,680

Net comprehensive financing income (expense)		27,312		33,145		(14,110)
Other income (expense) – net		1,682		(7,735)		(2,550)
Income tax expense		(466,804)		(585,418)		(1,333,598)

Net income (loss)	Ps.	1,099,935	Ps.	924,584	Ps.	(124,579)

Weighted average number of common shares outstanding		556,792,500		556,792,500		556,792,500
Weighted average number of common shares and common share equivalents		561,000,000		561,000,000		556,792,500

Basic earnings (loss) per share (Mexican pesos)	Ps.	1.9755	Ps.	1.6606	Ps.	(0.2237)
Diluted earnings (loss) per share (Mexican pesos)	Ps.	1.9607	Ps.	1.6481	Ps.	(0.2237)

(i) Airport concessions

Under MFRS, the cost of the concessions to operate the airports and the related facilities was allocated to two intangible assets: “right to use airport facilities” and “airport concessions.” “Airport concessions” represents the residual value after the allocation of cost to the “rights to use airport facilities.” The cost allocated to the “rights to use airport facilities” was determined based on the MFRS inflation-adjusted cost of the related fixed assets recorded in the accounts of ASA as of October 31, 1998. The remainder was allocated to airport concessions. The total value of the concession granted was determined by reference to the sale proceeds of the equity sold to AMP in August 1999. Consideration for the concessions to operate the facilities was provided by the issuance of the common stock of the Company.

The acquisition of the airport concessions and rights to use airport facilities was a transaction between entities under common control of the Mexican Government and did not involve cash consideration. U.S. GAAP requires that when assets are transferred between entities under common control, the receiving entity is required to initially recognize the assets at the carrying amount of the transferring entity on the date of transfer. As there was no nominal value recorded for the airport concessions between the SCT and ASA, there is no value assigned to the airport concessions for purposes of U.S. GAAP.

(ii) Amortization of assets under concession (treated as intangible “rights to use airport facilities” under MFRS)

As discussed above, according to MFRS, the cost of the concessions to operate the airport and the related facilities was allocated to two intangible assets: “rights to use airport facilities” and “airport concessions”.

For purposes of U.S. GAAP, since the concession arrangement provides the Company with the right to use the airports and related facilities for a 50-year term, and since the Company was created and controlled by the Mexican Government at the date the concessions were granted, the arrangement is accounted for based on its economic substance as a contribution by the Mexican Government of fixed assets including runways, aprons, platforms, buildings and other infrastructure, used to operate the airport facilities under the related concession agreements. Throughout the 50-year concession term, the Mexican Government retains title to the assets under concession. Upon expiration of the concession term, use of the assets reverts to the Mexican Government.

The transfer of fixed assets was made among entities under common control. Thus, the related assets were recognized at their carrying value in the records of the Mexican Government. The assets are depreciated over their remaining useful lives, or 3 years for other infrastructure, 18 years for buildings, and 28 years for runways, aprons and platforms.

In addition, as the transfer of fixed assets included land and buildings, the Company obtained an independent appraisal of all fixed assets under concession as of the date the concession was granted. Based on the appraisals, the fair value of the land was not considered significant in relation to the total fair value of all assets transferred. Accordingly, the land has been recorded as a single unit with the building and is amortized over the economic life of the building of 25 years. Amortization of land under MFRS, included within the intangible asset rights to use airport facilities, is over a period of 50 years. Thus, the difference in the amortization period results in increased amortization of the asset for purposes of the U.S. GAAP reconciliation.

In addition, as described in Notes 8 and 14 to the financial statements prepared under MFRS, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses. The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders. The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used. Accordingly, this annual payment is considered a tax rather than consideration paid in exchange for the Mexican Government’s contribution of the concessioned assets. Because taxes do not give rise to a liability until such time as they are incurred under U.S. GAAP, no additional obligation related to the contribution by the Mexican Government is recognized. No adjustment is made in the U.S. GAAP reconciliation for the concession tax; such tax is included within operating expenses, given that it is a tax assessed for the Company’s use of the concessions and is based on revenues generated by the concession.

(iii) Deferred fees for technical assistance services

On August 25, 1999, the Company and AMP entered into an agreement (the “Stock Option Agreement”) whereby the Company granted to AMP the right to acquire an additional five percent of the Company’s outstanding Series “B” common stock, provided that AMP has complied with its obligations under the technical assistance agreement. The option was exercisable in three tranches of two percent, two percent and one percent, each tranche exercisable during a two-year period beginning August 25, 2002, August 25, 2003 and August 25, 2004, respectively. The three tranches expired unexercised on August 25, 2004, August 25, 2005 and August 25, 2006, respectively.

MFRS do not presently require the recognition of stock based compensation costs.

Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock Based Compensation, requires that all transactions in which equity instruments are issued to other than employees in conjunction with the selling of goods or services are to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Further, EITF 96-18, Accounting for Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), provides guidance to establish a measurement date for awards issued to other than employees. As the Company did not believe that AMP had sufficiently large disincentives for nonperformance, and thereby did not have a performance commitment as defined by EITF 96-18, it established the measurement date as the date performance by AMP is complete, and consequently recognized the related cost of the award using variable accounting, as illustrated in FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Under variable accounting, the Company recognized expense and a corresponding addition to additional paid-in capital of Ps. 2,016 for the year ended December 31, 2004. As the service period over which AMP was required to provide technical assistance to the Company in order to be able to exercise the option was from August 1999 through August 2004, 100% of the compensation cost for the option award was recognized over such period. Accordingly, no additional compensation cost was recognized for the years ended December 31, 2006 and 2005. The calculation of the cost related to the award was based on an initial estimated fair value of the option of U.S.$ 23,179 on August 25, 1999, inception of the award, which subsequently fell to U.S. $217 at August 25, 2004. The fair value of the award at August 25, 2004, the last measurement date, was based on an independent appraisal, determined using the Monte Carlo model, applying the following assumptions: dividend yields ranging from 1.20% to 2.24%, estimated volatility ranging from 30% to 41%, risk free rates of return ranging from 6.48% to 29.77% and an expected life of three to five years.

Additional information related to the options outstanding for the years ended December 31, is as follows:

	2006			2005
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price

Outstanding at January 1,	5,610,000	U.S. $	3.898	16,830,000	U.S. $	3.873
Expired	(5,610,000)		3.906	(11,220,000)		4.000

Outstanding at December 31,	—	U.S. $	—	5,610,000	U.S. $	3.898

The number of shares exercisable at December 31, 2005 were 5,610,000, at a weighted-average exercise price of U.S.$ 3.898; the weighted-average remaining contractual life of the outstanding option was 0.67 years.

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

Based on the fact that the five percent of AMP’s initial investment held in the trust is forfeitable, subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of Ps. 46,078, Ps. 15,310 and Ps. 13,010 for the years ended December 31, 2006, 2005 and 2004, respectively. Such amount is included with the cost of the stock option in the U.S. GAAP reconciliation under the caption deferred fees for technical assistance services.

(iv) Recognition of the fair value of embedded derivative instruments

As part of its ongoing operations, the Company enters into operating lease agreements to lease commercial space in its airport terminals. Certain leases are priced in U.S. dollars while the functional currency of both the Company and the tenants to whom commercial airport terminal space is leased is the Mexican peso.

The U.S. dollar foreign currency component of these contracts meet the criteria under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS No. 133) as embedded derivatives. The Company has determined that: i) the embedded derivatives are not clearly and closely related to the economic characteristics and risks of the host contracts (lease agreements) and ii) separate, stand-alone instruments with the same terms as the embedded derivative instruments would otherwise qualify as a derivative instruments, thereby requiring separation from the lease agreements and recognition at fair value. Such instruments do not qualify for hedge accounting under SFAS No. 133 and are thereby considered non-hedging derivatives. Accordingly, the embedded derivative should be recorded at fair value in the balance sheet, with changes in such fair value each period recorded to results of operations, classified according to nature of the item to which the embedded derivative instrument is related.

In 2004, the Company early adopted the provisions of MFRS Bulletin C-10 and thus recognized the fair value of embedded derivative instruments during the year ended December 31, 2004. The early adoption was recorded as an asset during 2004, with the related charge as a cumulative effect of change in accounting principle (net of income tax and statutory employee profit sharing). Additionally, a gain to net comprehensive financing income for the year ended December 31, 2004 was recognized for the difference between the cumulative adjustment recorded at January 1, 2004 and the fair value of the embedded derivatives at December 31, 2004.

Although the Company adopted C-10 for MFRS purposes, a difference still arises between the accepted valuation methodologies of the embedded derivatives under U.S. GAAP and MFRS. The accepted valuation methodology under U.S. GAAP requires that at the inception of the contract, such embedded derivatives be “at-the-market” and thus, have a fair value equal to zero. At each subsequent reporting date, the embedded derivatives are marked-to-market based on the difference between the forward curve rates on the monthly payments at the reporting date versus the forward curve rates on the monthly payments at the date of inception of the lease contract. Under MFRS, the embedded derivatives are valued from inception of the contract and at each reporting date based on the forward curve rates on the monthly payments at the reporting date versus the spot rate at the reporting date, applied to the future rentals receivable. This method effectively recognizes the present value of the changes in the exchange rates on the future rentals receivable.

Accordingly, the following adjustments are included in the reconciliation to U.S. GAAP:

-	For the year ended December 31, 2004, the Company reversed the cumulative effect of change in accounting principle recorded for MFRS.

-

As of December 31, 2005 and 2006, the valuation methodology followed under MFRS results in an embedded derivative asset, while the corresponding U.S. GAAP methodology generates an embedded derivative liability. Accordingly, the difference between the values of the embedded derivatives recorded in the balance sheets under U.S. GAAP and MFRS are included the reconciliation of stockholders’ equity. Differences between related changes in the fair values of embedded derivatives are included in the reconciliation of net income.

-

Lastly, the change in the fair value of the embedded derivatives under U.S. GAAP is classified as revenues, based on the nature of the item to which the embedded derivative instrument is related, while under MFRS, such amount is included in net comprehensive financing income (expense).

A reconciliation of the adjustments made to net income for the recognition of the fair value of embedded derivatives is as follows:

	For the years ended December 31,
	2006		2005		2004

Amount recorded to net income under MFRS	Ps.	1,783	Ps.	(21,113)	Ps.	37,830
Reversal of cumulative effect of change in accounting principle recorded under MFRS		—		—		(39,060)
Effect for change in fair value of embedded derivatives		(8,432)		(9,227)		(2,938)

Total U.S. GAAP adjustments to net income		(8,432)		(9,227)		(41,998)

Amount recorded to net income under U.S. GAAP	Ps.	(6,649)	Ps.	(30,340)	Ps.	(4,168)

(v)  Preoperating costs

As discussed in Note 1, in 2002, the Company established a new subsidiary, Pacífico Cargo, which was to provide cargo and storage services to certain courier and freight companies at the Guadalajara airport. Accordingly, the subsidiary incurred various costs, including salaries, feasibility and marketing studies, insurance and various legal costs related to the opening the facility. As of December 31, 2006, Pacífico Cargo was liquidated and the administration of the cargo operation will be performance by the Guadalajara International Airport.

The preoperating expenses related to this subsidiary have been capitalized for purposes of MFRS, in accordance with Bulletin C-8, Intangibles, which permits the capitalization of certain project development costs that fulfill the criteria established for recognition as assets. The capitalized costs will be amortized when the subsidiary starts operations and begins to generate revenue, which is estimated to be during 2007.

As these costs are one-time activities related to the opening of the subsidiary, for purposes of U.S. GAAP, they are considered to be start-up costs, which are expensed in accordance with Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities. Accordingly, for purposes of U.S. GAAP, the portion of preoperating costs capitalized under MFRS that fall within the criteria of SOP 98-5.

(vi) Legal gain contingency

As described in Note 15.a to the financial statements under MFRS, in May 2005 the Company paid a fine to the Mexican Treasury Department for Ps. 11,446 (nominal pesos) related to its request for refund on the taxes paid on dividends. Based on the advice of its legal counsel, the Company determined that such fine had no legal basis and as such, in the financial statements under MFRS, recorded the amount paid as a recoverable asset.

Under U.S. GAAP, such fine is considered a gain contingency. As realization of this amount is not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP is prohibited. Accordingly, the amount was included in other expenses for the year ended December 31, 2005.

(vii) Recoverable income taxes

As discussed in Note 15.a to the financial statements under MFRS, in 2002 the Company paid dividends, which generated Ps. 90,512 of income tax that was paid by the Company in 2002. As of December 31, 2002, the Company recorded a deferred tax asset for the income taxes paid, as the amount can be used to offset future income tax payable.

Additionally, based on the advice of its legal counsel, the Company was also entitled to a refund of such amount, which, under MFRS, was recorded as a recoverable income tax asset with a corresponding credit to income tax expense for the year ended December 31, 2002.

Under U.S. GAAP, the recoverable income tax asset is considered a gain contingency. As realization is not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP is prohibited. Accordingly, for the year ended December 31, 2002, the recognition of the deferred tax asset of Ps. 90,514 is eliminated, resulting in a reconciling item in the reconciliation of stockholders’ equity as of December 31, 2006 and 2005.

As mentioned in Note 15.a, in November 2005, the Aguascalientes airport recovered Ps. 5,022 (Ps. 4,826 nominal pesos) to this recoverable income tax. Accordingly, this amount is included as other income in the U.S. GAAP reconciliation for the year ended December 31, 2005.

Furthermore, in June 2006 the La Paz airport canceled Ps. 5,104 from the recoverable tax asset as a result of an unfavorable court resolution, as described in Note 15.a. Because this asset did not exist for purposes of U.S. GAAP, for purposes of the reconciliation, the amount is added back to income tax in the U.S. GAAP reconciliation for the year ended December 31, 2006.

(viii) Deferred income taxes

Under MFRS, the Company recognizes income taxes based on Bulletin D-4, Accounting for Income Taxes, Asset Taxes and Statutory Employee Profit Sharing, which requires the application of a methodology similar to SFAS No. 109, Accounting for Income Taxes (SFAS No. 109).

The deferred tax adjustments required to reconcile net income and stockholders’ equity under MFRS to U.S. GAAP as of and for the years ended December 31, 2006, 2005 and 2004 result from the differences in accounting for the cost of airport concessions, amortization of assets under concession, recognition of the fair value of embedded derivative instruments, effects of the removal of the transition obligation for severance payments and the effect of preoperating costs, as explained in previous paragraphs.

For U.S. GAAP purposes, there is no accounting basis for the airport concessions. However, a tax basis exists for Mexican statutory tax purposes, which results in an increase to the long-term deferred tax asset related to concessions. Additionally, because of the difference in the amortization rates of land for purposes of U.S. GAAP and MFRS, a different accounting basis exists under each set of accounting principles, thereby decreasing the long-term deferred tax asset recorded in the financial statements under MFRS. The effect was an increase to the deferred tax asset of Ps. 4,926,233 and Ps. 5,039,380 as of December 31, 2006 and 2005, respectively, and a related charge to net income of Ps. 113,146, Ps. 117,438 and Ps. 840,638 for the years ended December 31, 2006, 2005 and 2004, respectively.

Under both MFRS and U.S. GAAP, the change in the deferred tax asset resulting from the effects of accounting for inflation is recorded as a component of income tax expense.

Under MFRS, net deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP classification is based on the classification of the related asset or liability for financial reporting. A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31 are as follows:

	2006		2005

Reconciliation of deferred income tax asset:

Net deferred income tax asset under MFRS	Ps.	686,607	Ps.	730,465
Effect of cost of airport concessions		4,871,261		4,991,865
Effect of amortization of assets under concession (“rights to use airport facilities” under MFRS)		54,972		47,515
Effect of embedded derivatives		18,458		16,107
Effect of removal of transition obligation for severance payments		7,488		—
Effect of preoperating costs		7,212		5,622

Total U.S. GAAP adjustments to net deferred income tax asset		4,959,391		5,061,110

Net deferred income tax asset under U.S. GAAP	Ps.	5,645,998	Ps.	5,791,575

	2006		2005
Composition of net deferred income tax asset:

Current assets (liabilities):
Trade accounts receivable	Ps.	11,016	Ps.	9,912
Embedded derivative instruments		166		269

Total current assets – net	Ps.	11,182	Ps.	10,181

Non-current assets (liabilities):
Airport concessions and assets under concession (“rights to use airport facilities” under MFRS)	Ps.	5,239,620	Ps.	5,448,574
Embedded derivative instruments		13,112		11,157
Tax loss carryforwards		204,955		109,146
Recoverable tax on assets		685,386		763,679
Preoperating costs		7,212		5,622
Transition obligation for severance liability		8,334		—
Valuation allowance for recoverable tax on assets paid		(442,670)		(509,642)
Valuation allowance for tax loss carryforwards		(81,133)		(47,142)

Total non-current assets – net	Ps.	5,634,816	Ps.	5,781,394

Total net deferred income tax asset	Ps.	5,645,998	Ps.	5,791,575

Previously, the Company considered the portion of the deferred tax asset related to its concessions that would reverse in the following year, as a result of fiscal amortization, to be a current asset. This was determined given that for U.S. GAAP purposes, no asset existed for financial reporting purposes to which the deferred tax asset related, as discussed in SFAS No. 109, and accordingly, it was classified based on the expected reversal date. However, the Company has subsequently determined that although no asset exists for financial reporting purposes, the true nature of the event that gives rise to the deferred tax asset is the existence of a long-term benefit and has therefore classified the full deferred tax asset related to concessions as long-term. The current deferred tax asset for 2005 was also reclassified in order to provide comparability; such reclassification does not result in a material difference in disclosure from amounts previously reported.

A reconciliation of the Mexican statutory tax rate to the Company’s effective tax rate under U.S. GAAP is as follows:

	For the years ended December 31,
	2006	2005	2004

Statutory rate	29%	30%	33%
Effect of permanent differences	1%	(1)%	1%
Effects of inflation	1%	1%	2%
Effect of change in statutory rate on deferred income taxes	—	—	64%
Cancellation of valuation allowance	(11%)	—	—
Change in valuation allowance	10%	9%	10%

Effective rate	30%	39%	110%

As set forth in the table above, the primary reason for the decrease in the effective rate from 110% in 2004 to 39% in 2005 is the effect of change in statutory rates, as mandated by the Mexican tax authorities in December 2004. The primary reason for the decrease in the effective rate from 39% in 2005 to 30% in 2006 is the effect of the benefit from the favorable resolution of the recoverable tax on asset discussed in Note 15.b.

(ix) Statutory employee profit sharing

Under MFRS, statutory employee profit sharing expense is reported along with the Company’s income tax expense. Additionally, deferred statutory employee profit sharing is only recognized when it can be reasonably assumed a liability or benefit will be generated and that circumstances will not change in such a way that the liability will not be paid.

Under U.S. GAAP, statutory employee profit sharing is recorded as a component of operating costs. Accordingly, this difference, which does not affect net income (loss) for U.S. GAAP purposes, would decrease income tax expense and increase operating costs by Ps. 1,445, Ps. 696 and Ps. 802 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

(x) Severance benefits

Under MFRS, as mentioned in Notes 3.a and 11, effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, which require the recognition of a liability for severance payments, calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, Employers’ Accounting for Postemployment Benefits, which has been effective since 1994. The Company had not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified nor was it considered to be a material amount, given the low seniority of the Company’s employees.

Beginning in 2005, the Company applies the same considerations as required by MFRS to recognize the severance indemnity liability for U.S. GAAP purposes. In spite of that, the Company believes an obligation should have been recorded for U.S. GAAP purposes since the effective date of SFAS No. 112. However, the cumulative effect of the severance obligation related to vested services, which was deferred as a transition obligation under MFRS, and ultimately resulted in the recognition of an intangible asset to be amortized over the future service period of employees, was not reconciled for purposes of U.S. GAAP, as the difference between MFRS and U.S. GAAP was not considered to be quantitatively or qualitatively material to the Company’s consolidated U.S. GAAP financial statements for any of that year, taken as a whole.

However, in 2006, the Company elected to recognize the transition obligation that was deferred under MFRS within the income statement under U.S. GAAP, thereby removing the intangible asset recognized under MFRS. This adjustment is not considered material to the income statement or balance sheet under U.S. GAAP.

During 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires companies to fully recognize an asset or liability for the overfunded or underfunded status of their benefit plans, which in effect results in companies recognizing all previously unrecognized amounts. Subsequent to the recognition of the adjustment made to remove the transition obligation under MFRS as discussed above, the Company did not have any other material unrecognized items related to its seniority premiums or severance payments that would require recognition under SFAS No. 158.

In addition, SFAS No. 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits, requires certain disclosures, the majority of which have been disclosed in the financial statements under MFRS. However, SFAS No. 132(R) also requires a reconciliation of the beginning and ending balances of the benefit obligation, as follows:

	Severance Benefits
	2006		2005

Change in benefit obligation:
Benefit obligation at beginning of year	Ps.	27,710	Ps.	29,848
Service cost		4,995		4,866
Interest cost		1,201		1,102
Recognition of transition obligation		3,055		—
Benefits paid		(4,846)		(8,106)

Benefit obligation at end of year	Ps.	32,115	Ps.	27,710

Additional disclosure requirements

(a)Fair value of financial instruments: SFAS No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, marketable securities, accounts receivable, accounts payable and embedded derivative instruments.

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

The Company’s short-term investments consist of bonds. The fair value of these instruments was determined using quoted market prices.

The fair value of the Company’s embedded derivative instruments was determined based on the mark-to-market value.

(b) Comprehensive income: SFAS No. 130, Reporting Comprehensive Income, requires companies to report, in addition to net income, all other changes in their equity during a period resulting from transactions and other events and circumstances from nonowner sources, including all changes in equity during a period except those from investments by owners and distributions to owners. As the Company did not generate changes in equity from nonowner sources, the Company’s comprehensive income for the years ended December 31, 2006, 2005 and 2004, includes solely the net income of those respective periods.

(c) Earnings per share according to U.S. GAAP: In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock option (in 2005 and 2004 only, as the ability to exercise the option expired in 2006) as well as the forfeitable five percent of AMP’s shares held in the trust. All weighted average number of common shares outstanding and potential common shares include the effects of the one for 28.55583444 reverse stock split (see Note 12.g).

Diluted earnings per share for the years ended December 31, 2006 and 2005 include 4,207,500 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under SFAS No. 128, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved. Forfeitable shares of 4,207,500 were not included in the computation of diluted EPS for the year ended December 31, 2004, as the effect of these contingently issuable shares would be anti-dilutive, due to the net loss incurred by the Company during such year.

The option to purchase 5,610,000 and 16,830,000 shares of common stock as of December 31, 2005 and 2004, respectively, at a price of U.S.$ 3.898 and U.S.$ 3.873, respectively, were not included in the computation of diluted EPS for the years ended December 31, 2005 and 2004 because the effect of such option would be anti-dilutive.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2006		2005		2004

Numerator
Net income (loss) under U.S. GAAP	Ps.	1,099,935	Ps.	924,584	Ps.	(124,579)

Denominator (share amounts)
Weighted average number of common shares outstanding		556,792,500		556,792,500		556,792,500
Dilutive effects of forfeitable shares		4,207,500		4,207,500		—

Total potential dilutive shares		561,000,000		561,000,000		556,792,500

Basic earnings per share	Ps.	1.9755	Ps.	1.6605	Ps.	(0.2237)

Diluted earnings per share	Ps.	1.9607	Ps.	1.6481	Ps.	(0.2237)

(d) Supplemental cash flow information: Under MFRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, Statement of Changes in Financial Position, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos.

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

	2006		2005 (Restated)		2004 (Restated)
Operating activities:
Net income under U.S. GAAP	Ps.	1,099,935	Ps.	924,584	Ps.	(124,579)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		328,070		253,031		240,511
Provision for labor obligations		28,828		3,575		1,966
Deferred fees for technical assistance services		46,078		15,310		15,026
Embedded derivatives		6,649		30,340		4,168
Deferred income taxes		75,880		231,688		1,021,382
Changes in operating assets and liabilities:
Trade accounts receivable		(31,178)		(2,552)		64,615
Short-term marketable securities		(9,166)		133,749		(101,938)
Recoverable taxes and other current assets		(217,151)		(16,291)		27,740
Recoverable tax on assets		49,721		(176,169)		(190,842)
Recoverable income taxes		—		6,547		24,570
Concession taxes payable		2,362		2,204		3,382
Accounts payable and other		11,291		16,886		18,984
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		10,184		18,590		12,136
Income tax, asset tax and employee statutory profit sharing payable		10,462		(13,941)		39,314
Deposits received		11,032		4,215		14,989
Loss from monetary position		53,170		49,071		86,560

Net cash provided by operating activities		1,476,167		1,480,837		1,157,984

Cash flows used in investing activities:
Buildings improvements, machinery and equipment		(620,554)		(570,987)		(285,960)
Other acquired rights		—		—		(448,652)
Other assets		(5,116)		(564)		(2,009)

Net cash used in investing activities		(625,670)		(571,551)		(736,621)

Cash flows used in financing activities-
Dividend payments		(746,253)		(1,094,814)		(305,180)

Effects of inflation accounting		(21,942)		(17,419)		(34,698)

Increase (decrease) in cash and cash equivalents		82,302		(202,947)		81,485

Cash and cash equivalents at beginning of year		815,066		1,018,013		936,528

Cash and cash equivalents at end of year	Ps.	897,368	Ps.	815,066	Ps.	1,018,013

Supplemental cash disclosures:
Cash paid for income tax and asset tax	Ps.	476,078	Ps.	506,841	Ps.	476,181

Supplemental non-cash investing activity:

Investment in building improvements, machinery and equipment on account	Ps.	76,276	Ps.	66,005	Ps.	31,505

Subsequent to the submission of its 2005 financial statements, the Company determined that it had not appropriately presented cash flows related to purchases of fixed assets on account. Accordingly, the Company restated its 2005 and 2004 consolidated statements of cash flows related to the financial statement line items “Accounts payable and other” and “Buildings improvements, machinery and equipment” and included the additional supplemental non-cash investing activity disclosure for such years. The table below discloses the 2005 and 2004 totals for operating and investing activities as well as supplemental disclosures as previously presented and as restated.

	Year ended December 31,
	2005 As Previously Presented		2005 As Restated		2004 As Previously Presented		2004 As Restated

Net cash provided by operating activities	Ps.	1,517,050	Ps.	1,480,837	Ps.	1,184,326	Ps.	1,157,984

Net cash used in investing activities		606,051		571,551		761,924		736,621

Effects of inflation accounting		19,132		17,419		35,737		34,698
Supplemental disclosure of non-cash investments in building improvements, machinery and equipment on account		—		66,005		—		31,505

(e) Valuation and qualifying accounts:

Description	Balance at beginning of year		Additions charged to costs and expenses		Inflation effects		Deductions		Balance at end of Year

Allowance for doubtful accounts
2006	Ps.	38,242	Ps.	7,036	Ps.	—	Ps.	1,538	Ps.	43,740
2005		40,506		2,497		(88)		4,673		38,242
2004		16,131		25,915		1,704		3,244		40,506

(f) Recently issued accounting standards (U.S. GAAP)

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB No. 108). SAB No. 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build-up of improper amounts on the balance sheet. The Company adopted the provisions of SAB No.108 in the accompanying consolidated financial statements, which did not have an effect on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, which requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires that an entity measure the fair value of plan assets and benefit obligations as of the date of the year-end balance sheet. The Company adopted the provisions of this statement in the accompanying 2006 financial statements, which did not have a material effect, given that the Company did not have any unrecognized amounts related to its seniority premiums or severance payment liabilities.

24. Subsequent events

a. On January 31, 2007, the stockholders of Pacífico Cargo were reimbursed for the liquidation of the subsidiary. The only pending event includes the cancellation of the entity from the Public Registry, where it was initially incorporated.

b. On April 24, 2007, in connection with the recoverable income tax on dividends of the Tijuana airport, as described in Note 15.a, the Mexican Tax Court found in favor of the Mexican Treasury Department in the first instance in that the refunded requested by the Tijuana airport was unfounded. In the same sentence the Court found for procedural reasons only, that the fine paid by this airport was incorrectly requested by the Mexican Treasury Department. However, the Court did not find that the fine was substantively unfounded, and thus left open the possibility that the Mexican Treasury Department could in the future overcome their procedural error and correctly request the fine in the manner they sought. Based on the sentence received, the Company has continued both litigations through an appeal to seek (i) an ultimate declaration of the inapplicability of the fine and (ii) confirmation of the criteria over the recoverable income tax on dividends.

c. In April 2007, in relation to the deductibility of amounts paid to ASA in 2003 described in Note 17.d, the Company received a favorable sentence in the ultimate instance at the Manzanillo airport. In June 2007, received an unfavorable sentence in the ultimate instance at the Morelia airport, as the higher court denied the Company’s appeal and confirmed the sentence of the lower court.

25. Financial statements issuance authorization

On March 22, 2007, the issuance of the consolidated financial statements was authorized by Carlos Francisco del Río Carcaño, Chief Executive Officer and by Rodrigo Guzmán Perera, Chief Financial Officer of the Company. These consolidated financial statements were approved at the ordinary stockholder’s meeting on April 19, 2007.

* * * * * *