Form 20-F
period 2007-12-31
Pacific Airport Group
filed 2008-06-27
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number: 001-32751

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Pacific Airport Group

(Translation of registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacífico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
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

Large accelerated filer  ☒     Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐     IFRS  ☐    Other  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The following tables present a summary of our consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total stockholders’ equity is also provided in the following tables. Note 24 to our audited consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to our business.

Through 2007, MFRS provided for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the National Consumer Price Index (Índice Nacional de Precios al Consumidor or NCPI), restating the components of stockholders’ equity using the NCPI and recording gains or losses in purchasing power from holding monetary assets or liabilities. MFRS required the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, our audited consolidated financial statements and all other financial information contained herein are presented in constant pesos with purchasing power as of December 31, 2007, unless otherwise noted.

Procedures used at the close of 2007 to recognize the effects of inflation in terms of purchasing power were as follows:

Balance sheets:

•

Non-monetary assets are restated using a factor derived from the NCPI from the date of acquisition. Depreciation and amortization of restated asset values are calculated using the straight-line method based on the estimated economic useful life of each asset.

•

Common stock, legal reserve, retained earnings and the cumulative initial effect of deferred income taxes are restated using a factor derived from the NCPI, cumulative from the date of contribution or generation.

Statements of income:

•

Revenues and expenses that are associated with monetary items (including trade receivables, cash and liabilities) are restated from the month in which they arise through period end, based on factors derived from the NCPI.

•

Other expenses related to the consumption of non-monetary items are restated when incurred based on the restated value of the corresponding asset from the date of consumption of the non-monetary asset through the end of the period, using factors derived from the NCPI.

•

Monetary position result, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities, at the beginning of each month, the factor of inflation derived from the NCPI and is restated through period-end with the corresponding factor. Losses result from maintaining a net monetary asset position.

Other statements:

•

The consolidated statements of changes in stockholders’ equity and changes in financial position present the changes in constant Mexican pesos, based on the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

Recent changes affecting inflation accounting:

MFRS has changed for periods beginning in 2008, and the inflation accounting methods summarized above will no longer apply unless the economic environment in Mexico qualifies as “inflationary” for purposes of MFRS. The environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three years (equivalent to an average of 8% in each year). Because of the relatively low level of Mexican inflation in recent years, and based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2008 or 2009, but that could change depending on actual economic performance.

As a result, we expect to present financial statements without inflation accounting beginning in 2008.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.9169 per U.S. dollar, the noon buying rate published by the Federal Reserve Bank of New York for transfers in Mexican pesos on December 31, 2007.

References in this Form 20-F to “dollars,” “U.S. dollars” or “U.S.$ “ are to the lawful currency of the United States of America. References in this Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. We publish our audited consolidated financial statements in pesos.

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

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	(thousands of pesos) (1)					(thousands of dollars) (2)
Income statement data:

MFRS:

Revenues:
Aeronautical services(3)	Ps. 1,819,734	Ps. 2,013,905	Ps. 2,281,135	Ps. 2,480,210	Ps. 2,812,869	U.S. $	257,662
Non-aeronautical services(4)	322,284	429,619	516,509	565,983	664,455		60,865
Total revenues	2,142,017	2,443,524	2,797,644	3,046,193	3,477,324		318,527
Operating costs:
Costs of services:
Employee costs	287,521	297,785	308,529	323,104	351,699		32,216
Maintenance	105,478	113,104	131,581	127,430	142,361		13,040
Safety, security & insurance	85,214	93,753	91,891	102,728	106,251		9,733
Utilities	59,632	68,978	72,331	85,397	90,307		8,272
Other	88,619	107,593	98,231	121,088	148,501		13,603
Total costs of services	626,464	681,213	702,563	759,747	839,119		76,864
Technical assistance fees(5)	71,979	84,267	99,718	109,277	125,857		11,529
Concession taxes(6)	106,253	121,362	138,944	151,333	172,846		15,833
Depreciation and amortization:
Depreciation(7)	83,422	105,592	113,864	191,709	201,671		18,473
Amortization(8)	495,565	513,178	552,412	552,428	552,426		50,603
Total depreciation and amortization	578,988	618,770	666,276	744,137	754,097		69,076
Total operating costs	1,383,684	1,505,612	1,607,500	1,764,494	1,891,919		173,302
Income from operations	758,332	937,912	1,190,143	1,281,699	1,585,405		145,225
Net comprehensive financing income (expense)	26,010	(15,918)	12,484	30,189	97,343		8,917
Other income (expense)	(10)	(2,646)	(1,602)	245	(2,352)		(215)
Income before income taxes and cumulative effect of change in accounting principle	784,331	919,348	1,201,026	1,312,133	1,680,396		153,926
Income tax expense	437,054	514,411	489,757	384,108	277,577		25,426
Cumulative effect of change in accounting principle(9)	0	(27,155)	0	0	0		0
Consolidated net income	347,276	432,092	711,269	928,025	1,402,819		128,500

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	(thousands of pesos) (1)					(thousands of dollars) (2)
Basic and diluted earnings per share before cumulative effect of change in accounting principle	Ps. 0. 6190	Ps. 0.7219	Ps. 1.2678	Ps. 1.6542	Ps. 2.5000	U.S. $	0.2290
Basic and diluted earnings per share generated by cumulative effect of change in accounting principle	Ps. 0.0000	Ps. 0.0483	Ps. 0.0000	Ps. 0.0000	Ps. 0.0000	U.S.$	0.0000
Basic and diluted earnings per share(10)	Ps. 0.6190	Ps. 0.7702	Ps. 1.2679	Ps. 1.6542	Ps. 2.5000	U.S.$	0.2290
Basic and diluted earnings per ADS(10)	Ps. 6.1905	Ps. 7.7020	Ps. 12.6790	Ps. 16.5425	Ps. 25.5000	U.S.$	2.3358
Dividends per share(11)	Ps. 0.5368	Ps. 0.5644	Ps. 2.0249	Ps. 1.3802	Ps. 2.0884	U.S.$	0.1913
Dividends per ADS(11)	Ps. 5.3682	Ps. 5.6443	Ps. 20.2494	Ps. 13.8024	Ps. 20.8840	U.S.$	1.9130

U.S. GAAP:
Revenues	Ps. 2,130,862	Ps. 2,439,199	Ps. 2,766,163	Ps. 3,039,294	Ps. 3,486,430	U.S.$	319,361
Income from operations	1,102,122	1,271,770	1,540,412	1,595,564	1,975,322		180,941
Consolidated net income	572,496	(129,263)	959,348	1,141,292	1,756,760		160,921
Basic earnings per share(10)	1.0282	(0.2322)	1.7230	2.0498	3.1551		0.2890
Diluted earnings per share(12)	1.0205	(0.2322)	1.7101	2.0344	3.1315		0.2868
Basic earnings per ADS(10)	10.2820	(2.3215)	17.2300	20.4978	31.5510		2.8901
Diluted earnings per ADS(12)	10.2049	(2.3215)	17.1011	20.3442	31.3150		2.8685

Other operating data :
Total terminal passengers (thousands of passengers)(13)	16,444	17,516	19,135	20,514	23,565		23,565
Total air traffic movements (thousands of movements)	382	390	415	446	509		509
Total revenues per terminal passenger(14)	Ps. 130	Ps. 140	Ps. 146	Ps. 148	Ps. 148	U.S.$	14

Balance sheet data:
MFRS:
Cash and cash equivalents	Ps. 1,147,386	Ps. 1,326,353	Ps. 845,712	Ps. 931,109	Ps. 1,426,683	U.S.$	130,685
Total current assets	1,672,002	1,731,841	1,382,491	1,707,940	2,313,484		211,918
Airport concessions, net	19,311,519	18,914,522	18,483,014	18,051,504	17,619,994		1,614,011
Rights to use airport facilities, net	2,783,516	2,683,533	2,583,549	2,483,565	2,383,582		218,339
Total assets	26,406,378	26,632,317	26,283,952	26,475,100	27,526,277		2,521,437
Current liabilities	113,776	207,322	251,158	276,734	600,352		54,992
Total liabilities	120,460	230,958	307,303	344,738	1,164,712		106,689
Total stockholders’ equity(15)	26,285,919	26,401,358	25,976,649	26,130,362	26,361,565		2,394,129

U.S. GAAP:
Cash and cash equivalents	971,741	1,056,289	845,712	931,109	1,426,683		130,686
Total current assets	1,828,167	1,874,521	1,392,973	1,719,498	2,342,739		214,597
Assets under concession (“Rights to use airport facilities” under MFRS)	2,663,141	2,535,380	2,407,618	2,279,855	2,152,093		197,134
Total assets	13,105,630	12,790,108	12,743,850	13,212,582	14,622,023		1,339,393
Current liabilities	113,776	207,690	258,820	290,453	598,267		54,802
Total liabilities	126,979	241,783	356,272	410,216	1,208,751		110,723
Total stockholders’ equity(15)	12,978,651	12,548,325	12,387,577	12,802,366	13,413,272		1,228,670

Other data:
MFRS:
Net resources provided by operating activities	Ps. 637,572	Ps. 1,756,434	Ps. 1,559,611	Ps. 1,525,469	Ps. 2,020,236	U.S.$	185,056
Net resources used in financing activities	(301,159)	(316,655)	(1,135,979)	(774,311)	(593,045)		(54,324)
Net resources used in investing activities	(349,570)	(806,015)	(634,210)	(665,760)	(931,617)		(85,337)
Increase (decrease) in cash and cash equivalents	(13,158)	633,765	(210,578)	85,397	495,574		45,395

U.S. GAAP:(16)
Net cash provided by operating activities	493,962	1,228,912	1,536,515	1,531,671	1,938,034		177,526
Net cash used in investing activities	(349,570)	(790,572)	(593,041)	(649,195)	(807,504)		(73,968)
Net cash used in financing activities	(301,159)	(316,655)	(1,135,979)	(774,312)	(593,045)		(54,324)
Effect of inflation accounting	(32,035)	(37,137)	(18,073)	(22,767)	(41,911)		(3,839)
Increase (decrease) in cash and cash equivalents	(188,802)	84,548	(210,578)	85,397	495,574		45,395

(1)	All peso amounts are expressed in constant pesos with purchasing power as of December 31, 2007. Per-share peso amounts are expressed in pesos (not thousands of pesos). Operating data are expressed in the units indicated.
(2)	Translated into dollars at the rate of Ps. 10.9169 per U.S. dollar, the noon buying rate published by the Federal Reserve Bank of New York for transfers in Mexican pesos on December 31, 2007. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in dollars (not thousands of dollars). Operating data are expressed in the units indicated.
(3)	Revenues from aeronautical services principally consist of a fee for each departing passenger, aircraft landing fees based on an aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transport of passengers from an aircraft to a terminal building and a security charge for each departing passenger, and other sources of revenues subject to regulation under our maximum rates. See Item 4 herein for a description of our regulatory framework, including our maximum rates.
(4)	Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from car parking charges, leasing of commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues. Pursuant to our operating concessions and Mexico’s Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates.
(5)	Beginning January 1, 2000, we began paying Aeropuertos Mexicanos del Pacífico S.A. de C.V. (“AMP”) a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
(6)	As of November 1, 1998, each of our subsidiary concession holders has been required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues.
(7)	Reflects depreciation of fixed assets.
(8)	Reflects amortization of concessions, rights to use airport facilities, recovered long-term leases and parking lots.
(9)	Represents the gain that resulted from the application of MFRS Bulletin C-10 governing derivative financial instruments and other hedging operations. See Note 3.l to our audited consolidated financial statements.
(10)	Based on the ratio of 10 Series B shares per ADS. For MFRS purposes, based on a weighted average of 561,000,000 common shares outstanding in each period. For U.S. GAAP purposes, based on a weighted average of 556,792,500 common shares outstanding in each period.
(11)	Dollar amounts were $0.0504 per share in 2004, $0.1807 per share in 2005, $0.1232 per share in 2006 and $ 0.1913 per share in 2007, and $0.5037 per ADS in 2004, $1.8071 per ADS in 2005, $1.2317 per ADS in 2006 and $1.9130 per ADS in 2007.
(12)	Based on the ratio of 10 Series B shares per ADS. Based on a weighted average of 561,000,000 common shares and common share equivalents outstanding for the years ended December 31, 2005, 2006 and 2007, and 556,792,500 common shares and common share equivalents outstanding for the year ended December 31, 2004.
(13)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(14)	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).
(15)	Total stockholders’ equity under MFRS reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.
(16)	U.S. GAAP cash-flow data is expressed in nominal Mexican pesos.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2002	10.43	9.00	10.43	9.75

2003	11.41	10.11	11.24	10.85

2004	11.64	10.81	11.15	11.31

2005	11.41	10.41	10.63	10.88

2006	11.46	10.43	10.80	10.91

2007	11.27	10.67	10.92	10.97

December 2007	10.92	10.80	10.92	10.85

2008:

January 2008	10.97	10.82	10.82	10.91

February 2008	10.82	10.67	10.73	10.77

March 2008	10.85	10.63	10.63	10.73

April 2008	10.60	10.44	10.51	10.51

May 2008	10.57	10.31	10.33	10.44

(1)	Average of month-end rates or daily rates, as applicable.

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

On June 23, 2008, the Federal Reserve Bank of New York’s noon buying rate was Ps. 10.2970 per U.S. $1.00.

For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

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

In 2007, 95.8% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition. The U.S. economy has recently experienced and continues to experience an economic slowdown that may negatively affect our results of operations. If this slowdown becomes a prolonged economic crisis, it will likely have a material adverse effect on our results of operations.

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

The air travel business is susceptible to, and has experienced increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, 2001, we reinforced security at our airports. While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. In addition, our general liability insurance premiums for 2002 and 2003 increased substantially relative to our 2001 premiums and may continue to rise in the future. In 2004, our aggregate insurance cost was more than double our aggregate insurance cost for 2001. Since August 1, 2003, we have carried a Ps. 500 million insurance policy covering damages to our property resulting from terrorist acts. Since January 2003, we have carried an insurance policy covering personal and property damages to third parties resulting from terrorist acts. The coverage provided by this policy was initially U.S.$ 10 million, but was increased to U.S.$ 150 million in 2007. Because our insurance policies do not cover all losses and liabilities resulting from war or from terrorism, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs would have an adverse effect on our results of operations.

The users of airports, principally airlines, have been subject to increased costs since the events of September 11, 2001. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security rules or guidelines in the future. Premiums for aviation insurance have increased substantially and could escalate further. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has given no indication of any intention to do so. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases in airlines’ costs have in the past resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities.

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although the Mexican Airport Law specifies that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised. We maintain that the new policy will not be implemented at our airports until we enter into a written agreement with our airline customers regarding the allocation of cost and responsibility. The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. If we are required to purchase, install and operate the new screening equipment, this could increase our exposure to liability. We could be required to undertake significant capital expenditures to purchase the equipment and incur ongoing expenses to maintain the equipment we have purchased, which could restrict our liquidity and adversely affect our results of operations.

International events could have a negative impact on international air travel.

Historically, a substantial majority of our revenues has been derived from aeronautical services, and our principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals we operate, and are collected by the airlines and paid to us. In 2005, 2006 and 2007, passenger charges represented 65.4%, 65.1%, and 67.2%, respectively, of our total revenues. Events such as the war in Iraq and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis in 2003 have negatively affected the frequency and pattern of air travel worldwide. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

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

A claim against us by a construction company relating to work at the Guadalajara airport could have a negative resolution.

In August 2005, we entered into a construction contract with Grupo de Ingeniería Universal, S.A. de C.V., or GIUSA, for the development of a new segment of the Guadalajara International Airport’s apron. GIUSA delayed the project and we therefore executed the performance bond posted by GIUSA in an amount equal to 20% of the total contract value. However, we were not able to obtain such execution because, in September 2006, GIUSA initiated legal proceedings against us, claiming breach of contract by us and seeking the full contract amount and additional damages, together totaling Ps. 43 million. During 2007, we obtained a favorable sentence in first instance, which was appealed by GIUSA. As of the date of our consolidated financial statements, the resolution of this appeal is still pending.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our Los Cabos International Airport and our Puerto Vallarta International Airport) may vary as a result of factors beyond our control, including the level of tourism in Mexico. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancún and Acapulco, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels, the failure of which could directly and indirectly affect our revenues from aeronautical and non-aeronautical services, respectively.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2007, approximately 78.3% of our revenues were generated from four of our 12 airports. The following table lists the percentage of total revenues generated at our airports in that year:

Airport	For year ended December 31, 2007
Guadalajara International Airport	33.4%
Tijuana International Airport	13.7
Puerto Vallarta International Airport	15.2
Los Cabos International Airport	16.0
Eight other airports	21.7

Total	100.0%

As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 52.5% of our total employees at December 31, 2007), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

Consorcio Aeroméxico, S.A. de C.V., or Consorcio Aeroméxico (controlled by the Mexican government until October 2007), is a holding company that owns Aeroméxico, one of the principal domestic airlines operating at our airports. Of the total revenues generated at our airports in 2007, Aeroméxico and Aeroméxico Connect (formerly Aerolitoral and also owned by Consorcio Aeroméxico) together accounted for 15.31%, while Grupo Mexicana (composed of Mexicana de Aviación and Click Mexicana), which until December 2005 was owned by the government, and which is now owned by Grupo Posadas S.A. de C.V., represented 12.01%. None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. During 2007, Banamex acquired both Aeroméxico and Aeroméxico Connect. We can offer no assurance that these airlines will operate independently in the future or that they will continue to use any of our airports. Decisions made by Banamex with respect to its ownership interest in its airlines could also affect the operations and business of Aeroméxico and Aeroméxico Connect and, in turn, have a material adverse effect on our results of operations. Our business and results of operations could be adversely affected if we do not continue to generate comparable levels of our revenues from our key customers.

In 2007, the passenger charges that we invoiced to airlines were generally collected, on a weighted average basis, approximately 78 to 88 days following the invoice delivery date. The actual term for payment generally is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range). Our revenues from passenger charges are not secured by a bond or any other collateral. Thus, in the event of insolvency of any airline, as occurred in 2003 in the case of Líneas Aéreas Allegro S.A. de C.V., we would not be assured of collecting any amounts invoiced to that airline in respect of passenger charges, which could negatively affect our cash flows from operations.

The principal domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future.

From 2000 to mid-2003, the principal domestic airlines operating at our 12 airports—Aeroméxico, Mexicana, Aeromar and Aeroméxico Connect—refused to pay certain increases in the specific prices we charge for aeronautical services. On August 31, 2003 (the date on which the balance reached its peak), the amount of invoiced fees subject to dispute was Ps. 47.0 million. As part of this dispute, these airlines brought proceedings challenging the privatization of the Mexican airport sector and the methodology for calculating the maximum rate system applicable under the privatization of all of the airport groups in Mexico.

On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for aeronautical services applicable to those airlines for 2003 and 2004 and a methodology for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2005 and 2006. The National Air Transportation Chamber of Commerce agreed to cause our principal airline customers to enter into (a) contracts governing charges for aeronautical services, (b) lease contracts for property used by the airlines and (c) contracts governing collection of passenger charges. As of December 31, 2005, these airlines had entered into agreements with us such that proceedings against us were either resolved or dismissed and no fees remained subject to further dispute. These agreements represented (a) virtually all of the relevant contracts governing the collection of passenger charges, (b) a substantial majority of the agreements for the leasing of space in our terminals and (c) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number agreements to be entered into. In December 2006, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2007, 2008 and 2009, covering the same aspects as the prior agreement as well as incorporating an increase in passenger charges. This renewal agreement is more focused on the support and development of, and increased frequencies on, new routes.

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

High incidences of crime in Mexico, and drug trafficking in particular, could adversely affect our business.

A recent Travel Alert issued by the U.S. Department of State (Bureau of Consular Affairs) on April 14, 2008 provides information for U.S. citizens on security issues in Mexico. According to such report, violent criminal activity fueled by a war between criminal organizations struggling for control of the lucrative narcotics trade continues along the U.S.-Mexico border. Although attacks are aimed primarily at members of drug trafficking organizations and Mexican police forces, foreign visitors and residents, including U.S. citizens, have been among the victims of homicides and kidnappings in the border region. Violence by criminal elements affects many parts of the country, both urban and rural, including border areas. Though there is no evidence that U.S. citizens are specifically targeted, Mexican and foreign bystanders have been injured or killed in some violent attacks, demonstrating the heightened risk in public places. Higher incidences of crime throughout Mexico, and drug trafficking in particular, could have an adverse affect on our business as it may decrease the passenger traffic directed to Mexico from abroad. In addition, our operations could be affected to the extent that it is necessary for us to increase security surveillance and other measures in our airports to combat crime, including drug trafficking.

Natural disasters could adversely affect our business.

From time to time, the Pacific and central regions of Mexico experience torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. The most recent natural events that affected our airports were two hurricanes in August and September of 2003 that resulted in temporary closures and property damages at our Los Cabos International Airport and our La Paz International Airport. In addition, the Manzanillo International Airport experienced an earthquake in 2003, which caused significant damage to the airport and required the airport to be closed for several hours. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. In 2006 and 2007, Los Cabos International Airport and La Paz International Airport were closed for several hours as a result of Hurricanes John, Lane and Henriette but experienced no significant damages. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities would not exceed the pre-established limits on any of our insurance policies.

Risks Related to the Regulation of Our Business

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law (Ley de Aeropuertos) and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot assure you that we will not encounter difficulties in complying with these laws, regulations and instruments.

Moreover, when determining our maximum rates for the next five-year period (from 2010 to 2014), the Ministry of Communications and Transportations may be pressured significantly by different entities (such as, for example, the Mexican Competition Commission and the carriers operating at our airports) to try to impose rates that reduce our profitability. Therefore, there can be no assurance that the laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2005, 2006 and 2007, approximately 81.5%, 81.4% and 80.9%, respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the unilateral ability to change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

The price regulatory system applicable to our airports imposes maximum rates for each airport.

The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any airport, will be profitable.

The system of price regulation applicable to our airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2009. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4, Information on the Company—Regulatory Framework— Aeronautical Services Regulation.” Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican Airport Law, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company—Regulatory Framework—Aeronautical Services Regulation—Special Adjustments to Maximum Rates.” There can be no assurance that any such request would be made or granted.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates.

In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year term ending December 31, 2009, an annual efficiency adjustment factor of 0.75% was established by the Ministry of Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company—Regulatory Framework—Aeronautical Services Regulation—Methodology for Determining Future Maximum Rates.” We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that we or any of our airports will be profitable.

The rate regulations applicable to our aeronautical services establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined by the Ministry of Communications and Transportation for each year through December 31, 2009. Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index Índice Nacional de Precios al Productor excluding petroleum). Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances (see “Item 4, Information on the Company—Regulatory Framework—Aeronautical Services Regulation—Special Adjustments to Maximum Rates”), our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that events specified in our concessions have occurred. Therefore, there can be no assurance that any such request would be granted.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for regulated services at each airport in order to be as close as possible to our authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2005, 2006 and 2007 our revenues subject to maximum rate regulation represented 99.2%, 98.8% and 99.7% of the amount we were entitled to earn under the maximum rates for all of our airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

The specific prices we charge for regulated services are determined based on our forecasts of various factors, including of passenger traffic volumes, the Mexican Producer Price Index, excluding petroleum, and the value of the peso relative to the U.S. dollar. These variables are outside of our control. Our forecasts could differ from actual data, and, if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our airports during that year.

If we exceed the maximum rate at any airport at the end of any year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

The Ministry of Communications and Transportation could require us to monitor certain aircraft movements at our airports that we do not currently control, which could result in increased costs.

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

Pursuant to the guidelines published by the Mexican government during the first phase of our privatization and the participation agreement setting forth the rights and obligations of each of the parties involved in our privatization, AMP assumed certain rights and obligations.

In 2004 and 2005, various reports in the Mexican press alleged that AMP did not comply with certain of its obligations under the privatization guidelines and the participation agreement, specifically the requirements related with the nationality of AMP’s Mexican partner. In June 2005, the Permanent Commission of the Mexican Federal Congress (Comisión Permanente del Congreso Federal) requested that the Ministry of Communications and Transportation and other agencies of the federal government investigate these allegations and report on our share ownership structure and certain related matters.

In January 2006, the previous Mexican partner sold its 25.5% interest in AMP to Controladora Mexicana de Aeropuertos, S.A. de C.V., or Controladora Mexicana, a Mexican joint venture company 50% owned by Pal Aeropuertos, S.A. de C.V., and 50% owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. The Ministry of Communications and Transportation approved the sale to Controladora Mexicana, including its role as AMP’s Mexican partner pursuant to the privatization guidelines and the participation agreement relating to our privatization.

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

Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Recently, the peso has increased in value against the U.S. dollar, which could lead to a decrease in international passenger traffic, which may not be offset by any increase in domestic passenger traffic. Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations.

As of December 31, 2007, we had Ps. 578.6 million of indebtedness. Although we currently intend to fund the investments required by our business strategy and under our master development programs primarily through cash flow from operations, we signed an unsecured credit agreement with Banamex on August 31, 2007, to fund the capital expenditures that we anticipate undertaking in the period from September 2007 to December 2009 at our Los Cabos,

Puerto Vallarta, Hermosillo and Guanajuato international airports. However, depending on economic conditions and credit-market conditions in Mexico, we may incur dollar-denominated debt to finance investments we make in the future. In this case, a devaluation of the peso would increase the debt service cost of such dollar-denominated indebtedness and result in foreign exchange losses.

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

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on Mexican securities, including our securities.

On July 2, 2006, Mexico held presidential and federal congressional elections, and Felipe Calderón Hinojosa, the candidate of the Partido Acción Nacional, or the PAN, won the presidency by a very narrow margin over Andrés Manuel López Obrador, presidential candidate of the Alianza por el Bien de Todos, or the ABT. According to the Federal Electoral Institute (Instituto Federal Electoral), Mexican congressional elections resulted in a divided Mexican Congress with the PAN representing the largest group but failing to obtain majority control. The ABT, as the leading opposition party in the presidential elections, contested the results of the presidential election, and Mr. López Obrador and other members of the ABT led a number of protests and civil disobedience actions. On September 6, 2006, the Federal Electoral Tribunal (Tribunal Electoral del Poder Judicial de la Federación) declared Mr. Calderón the definitive winner of the presidential election. Mr. Calderón assumed office on December 1, 2006, and his term as president will run until November 30, 2012. Support for the claims made by Mr. López Obrador has decreased since Mr. Calderón took office.

As a result of Mexican federal elections held on July 2, 2006, no political party has a number of legislators sufficient to control any of the chambers of the Mexican Congress. This situation will continue, at least, until the next election of federal representatives in 2009 and may hinder the adoption of any significant legal reforms that are needed in Mexico. We cannot assure you that Mexican political events, over which we have no control, will not have an adverse effect over our financial conditions, results of operations or the market price of our securities.

Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

All of our operations are conducted in Mexico and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition or results of operations may be affected by the general condition of the Mexican economy, over which we have no control. In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2001, Mexico’s GDP declined by 0.2%, while inflation reached 4.4%. In 2002, GDP grew by 0.8% and inflation reached 5.7%. In 2003, GDP grew by 1.4% and inflation was 4.0%. In 2004, GDP grew by 4.2% and inflation increased to 5.2%. In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%. In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The annualized interest rates on 28-day Cetes averaged approximately 11.3%, 7.1%, 6.2%, 6.8%, 9.2%, 7.2% and 7.2% for 2001, 2002, 2003, 2004, 2005, 2006 and 2007, respectively. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If the Mexican economy falls into a recession, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

We may be liable for property tax claims asserted against us by certain municipalities.

Claims have been asserted against us by the municipalities of Mexicali and Tijuana, for the payment of property taxes with respect to the real property on which we operate our airports in those cities, and similar claims may be asserted by other municipalities where we operate our airports. The total amount of the property tax claims outstanding in each of Mexicali and Tijuana are Ps. 89.0 million and Ps. 146.4 million, respectively, although either of these amounts could increase if the underlying claims are not resolved in our favor as a result of penalty and interest surcharges. In the case of Aguascalientes, we received a memorandum from the Aguascalientes Ministry of Finance stating that the Aguascalientes International Airport is exempt from property taxes. We continue to defend the claim in order to obtain a definitive judicial resolution, which we expect will be in our favor. We are also seeking dismissal of remaining claims pending in Mexicali and Tijuana.

In Tijuana, the court had ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, an irrevocable standby letter of credit was issued by a financial institution on behalf of the Tijuana airport for Ps. 141.8 million in order to release the encumbrance. This amount differs from the original amount of the tax claim because it was an estimate intended to guarantee payment of both the tax and penalties for late payment. On March 25, 2008, the Tijuana airport received an initial ruling declaring null and void the payment required by municipal authority. A court has also ordered the temporary encumbrance of a portion of the revenues from the parking garage that we operate at the Mexicali International Airport to guarantee the property-tax claims of the Mexicali municipal government. The cumulative amount of such encumbrances is Ps. 5.4 million (nominal pesos). During 2006 we obtained a favorable ruling in the first instance upon a judicial annulment it filed, however, the municipality appealed this decision, and the case is still pending resolution. In the event of a definitive decision in our favor in the annulment proceeding that we have initiated with respect to the Mexicali claim, we expect to recover our encumbered revenues in full.

We believe that the Mexican government, as the owner of the real property upon which we operate our airports, would be responsible for paying these taxes directly if a court were to determine that these taxes must be paid in response to any future proceedings, for which reason we do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. Nonetheless, the Mexican government has indicated publicly that it may propose an amendment to the Mexican Constitution and other laws pursuant to which we could be liable to municipalities for property taxes in the future. If such changes were to occur, and any amounts owed were substantial, these tax liabilities could have a material adverse effect on our financial condition or results of operations.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in recent years implemented various changes to the tax laws applicable to Mexican companies, including us. The terms of our concessions do not exempt us from any changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in our having significantly higher tax liability, we would be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

The Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) is responsible for establishing the official operating schedules of our airports. Outside of our airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. The Mexican Bureau of Civil Aviation has issued a decree extending the official operating schedule of our Morelia International Airport and our Los Cabos International Airport to 24 hours per day. This decree deprives us of the ability to double our airport charges for off-hour services, and, for this reason, we have challenged the decree in court, see “Item 8—

Legal Proceedings—Modification of the operating schedules of our Morelia International Airport and our Los Cabos International Airport” for a more detailed discussion of this matter. There can be no assurance that we will be successful in avoiding this decree. In addition, there can be no assurance that other airports will not adopt similar decrees.

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

A principal objective of the securities laws of the United States is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about foreign issuers of securities listed in the United States than is regularly made available by public companies in countries with highly developed capital markets, including the United States.

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, we prepare our consolidated financial statements in accordance with MFRS, which differ from U.S. GAAP in a number of respects. For example, we are required to incorporate the effects of inflation directly in our accounting records and published consolidated financial statements for periods prior to January 1, 2008. While we are required to reconcile our net income and stockholders’ equity to those amounts that would be derived under U.S. GAAP in our annual consolidated financial statements, the effects of inflation accounting under MFRS are not eliminated in such reconciliation in our annual consolidated financial statements that incorporate the effects of inflation. For this and other reasons, the presentation of MFRS consolidated financial statements and reported earnings may differ from that of U.S. companies in this and other important respects. Please see Note 24 to our audited consolidated financial statements and “Item 3, Key Information—Selected Financial Data—Recent Changes Affecting Inflation Accounting.”

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

In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. In 2007, 32.2% of the terminal passengers served by our airports arrived and departed, respectively, on international flights, primarily to the United States.

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

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment. We hold concessions to operate, maintain and develop 12 airports in the Pacific and central regions of Mexico. Each of our concessions has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years. As operator of the 12 airports under our concessions, we charge airlines, passengers and other user’s fees for the use of the airports’

facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. For a description of our capital expenditures, see Item 5 hereof.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. The address of our registered office is as set forth on the cover of this Form 20-F. Our telephone number is (52) (33) 3880-1100. Our U.S. agent is Puglisi & Associates. Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Opening of Mexican Airports to Investment

In February 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. Under these guidelines, the Ministry of Communications and Transportation identified 35 of Mexico’s 58 principal airports as being suitable for investment. These 35 airports were divided into four groups: the Pacific Group (currently consisting of our 12 airports), Grupo Aeroportuario del Sureste, or the Southeast Group (currently consisting of nine airports), Grupo Aeroportuario de la Ciudad de México, D.F., or the Mexico City Group (currently consisting of one airport) and Grupo Aeroportuario del Centro-Norte, or the Central-North Group (currently consisting of 13 airports). The guidelines generally provided for the airport groups to become open to investment through a two-stage program. All of the groups except the Mexico City Group have completed both stages of the program.

In the first stage, a series of public bidding processes were conducted to award a minority interest in each airport group to a strategic stockholder. In the second stage, all or a portion of the remaining interest in each airport group was sold through public offerings in the Mexican and international capital markets.

As a result of the opening of Mexico’s airports to investment, we and our subsidiaries are no longer subject to the Mexican regulations applicable to government wholly owned companies. We believe that this provides us greater flexibility to develop and implement our business strategy and to respond to potential business opportunities.

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

•

Controladora Mexicana owns 33.33% of AMP. Controladora Mexicana is a Mexican joint venture company 50% owned by Pal Aeropuertos, S.A. de C.V., and 50% owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. Pal Aeropuertos, S.A. de C.V. is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo, an individual Mexican investor with substantial interests in Mexican real estate. Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Diez Barroso Azcárraga and her husband, Carlos Laviada Ocejo. Mrs. Diez Barroso has extensive experience in the magazine publishing industry and currently serves on the boards of directors of Teléfonos de México, S.A. de C.V., Grupo Financiero Inbursa S.A. and Royal Caribbean Cruises Ltd. Mr. Laviada Ocejo, an individual Mexican investor with substantial interests in real estate development and automobile dealerships in Mexico City, currently serves on the board of directors of Toyota Mexico Dealers A.C. Pursuant to the privatization guidelines discussed above, Controladora Mexicana is AMP’s second key partner, acting as its Mexican partner.

•

Desarollo de Concesiones Aeroportuarias S.A., or DCA, a subsidiary of Abertis Infraestructuras, S.A. (“Abertis”), owns 33.33% of AMP. Abertis is a leading infrastructure manager in Europe; carrying out projects in the fields of motorways, telecommunications, airports, parking and logistics parks. Abertis operates in 17 countries on three continents. Abertis is listed on the Spanish stock exchange (Bolsa de Madrid) and forms part of the Ibex 35 index.

In 1999, AMP paid the Mexican government a total of Ps. 2,453.4 million (nominal pesos, excluding interest) (U.S.$ 261 million based on the exchange rates in effect on the dates of payment) in exchange for:

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

Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. In 2007, this fee amounted to Ps. 125.9 million. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its stockholders during the term of the agreement. The agreement is scheduled to expire August 29, 2014 and terminates on the date of the expiration of the participation agreement. The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us not to renew the technical assistance agreement is subject to the approval of 51% of Series B stockholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

The technical assistance fee for 2000 and 2001 was fixed at U.S.$ 7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$ 4.0 million adjusted annually for inflation since August 25, 2000 (measured by the U.S. consumer price index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

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

Our bylaws, the participation agreement and the technical assistance agreement also contain certain provisions designed to avoid conflicts of interest between AMP and us, such as approval of certain related-party transactions by designated committees.

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

Global Offering and Establishment of ADR Facility with New York Stock Exchange Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera S.N.C. (“NAFIN”), a Mexican government-owned entity. In February 2006, we conducted an initial public offering to allow NAFIN to dispose of its 85% interest in us. Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the United States and elsewhere, and NAFIN ceased to be a stockholder. We received no proceeds from this offering. At the same time, we established an American Depositary Receipt facility with the Bank of New York and obtained approval to list our ADSs on the New York Stock Exchange. In addition, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and listed our Series B shares on the Mexican Stock Exchange.

BUSINESS OVERVIEW

Our Operations

We operate 12 airports, which serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations, such as Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and a number of mid-sized cities, such as Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 25.6 million according to the Mexican National Institute of Statistics (Instituto Nacional de Estadística, Geografía e Informática). All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Our airports handled approximately 20.5 million and 23.6 million terminal passengers in 2006 and 2007, respectively, which we believe makes us the largest private airport operator in the South-Central Americas. As of December 31, 2007, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Bureau of Civil Aviation. According to figures of the Mexican Bureau of Civil Aviation, our commercial aviation passenger traffic accounted for approximately 27.4% and 27.2% of all arriving and departing commercial aviation passengers in Mexico in 2006 and 2007, respectively. In 2007, we recorded revenues of Ps. 3,477.3 million and net income of Ps. 1,402.8 million.

Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2007, ranked as the second busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from California. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2007, handling over 1.6 million total passengers, according to the Mexican Bureau of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana and Mexico City-Tijuana which ranked fourth and fifth among the busiest domestic routes in Mexico in 2007, according to the Mexican Bureau of Civil Aviation.

Mexico and the United States are party to a bilateral aviation agreement, which was last amended on December 12, 2005 (the amendment was published in the Mexican Federal Gazette Diario Oficial de la Federación on July 18, 2006). The most recent amendment increased, from two each to three each, the number of Mexican and U.S. carriers eligible to operate routes between fourteen cities in Mexico and any U.S. city. The amendment had immediate effect for twelve specified cities in Mexico, including the following cities in which we operate: Manzanillo, Puerto Vallarta and San José del Cabo (the site of our Los Cabos International Airport). The amendment took effect with respect to the cities of Monterrey and Guadalajara on October 27, 2007. We believe that our business has benefited from and will continue to benefit from the amendment to the bilateral aviation agreement.

In 2005, the Ministry of Communications and Transportation awarded domestic airline licenses to four new low-cost carriers, two of which (Avolar and Aerolíneas Mesoamericanas, or Alma) are based at our airports (Tijuana International Airport and Guadalajara International Airport, respectively). In 2006, one new low-cost carrier (VivaAerobus) received a license from the Ministry of Communications and Transportation. It began operations in November 2006. By the end of 2007, Volaris operated in eight of our 12 airports, Alma in six, Avolar and VivaAerobus in five, Click of Mexicana in four and Interjet in three airports.

Principal Mexican Airports by Passenger Traffic

Airport	2007 Commercial Aviation Passengers(1) (in thousands)
Mexico City	25,765.4
Cancún	11,360.5
Guadalajara*	7,332.5
Monterrey	6,559.6
Tijuana*	4,739.7
Toluca	3,300.2
Puerto Vallarta*	3,139.1
Los Cabos*	2,901.3
Hermosillo*	1,338.1
Mérida	1,274.3
Guanajuato*	1,274.1

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Source: Mexican Airport and Auxiliary Services Agency. and company data.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which most raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2007, our Guadalajara International Airport and our Tijuana International Airport constituted Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2006 and 2007, our Guadalajara International Airport and our Tijuana International Airport together represented approximately 49.3% and 51.2%, respectively, of our terminal passenger traffic and 45.9% and 47.2%, respectively, of our total revenues.

Four of our airports, Puerto Vallarta International Airport, Los Cabos International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s fourth largest international tourist destination and Los Cabos the sixth largest in terms of visitors in 2006, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). Puerto Vallarta attracted approximately 3.1 million terminal passengers in 2007, while Los Cabos attracted approximately 2.9 million terminal passengers in 2007. In 2007, our Puerto Vallarta International Airport and our Los Cabos International Airport together represented 25.6% of our terminal passengers and 31.2% of our total revenues.

Mexico was the 8th largest tourist destination in the world in 2006 in terms of international arriving tourists (21.4 million), according to the World Tourism Organization. Within Latin America and the Caribbean, Mexico ranked first in 2006 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy, contributing U.S.$ 12.2 billion in 2006, according to the World Tourism Organization.

The remaining six airports in our group serve mid-sized cities—Hermosillo, León, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, León, Aguascalientes and Mexicali) and/or the hubs of important agricultural regions (León, Morelia and Los Mochis). Of these six airports, Hermosillo has the greatest passenger traffic volume. In 2007, Hermosillo accounted for approximately 5.7% of our terminal passenger traffic and 4.5% of our total revenues. In 2007, our six airports serving mid-sized cities accounted for approximately 19.4% of our terminal passenger traffic and 17.8% of our total revenues.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2005, 2006 and 2007, aeronautical services revenues represented approximately 81.5%, 81.4% and 80.9%, respectively, of our total revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

Our revenues from aeronautical services are derived principally from the charges listed below. Aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

Passenger Charges

We earn a passenger charge for each departing passenger on an aircraft (other than diplomats, infants, transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and we issue invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

Pursuant to our agreement with our principal airline customers signed in 2003 and renewed in March 2005, our principal airline customers were required to pay us no later than

152 days after our invoice delivery date. In 2006 and 2007, on a weighted average basis, we generally have received payment within 84 to 93 days and 78 to 88 days, respectively. The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range).

In March 2005, we entered into a renewal agreement with the Air Transportation Chamber that expired in December 2006. In December 2006 a new agreement was signed, pursuant to which, in March 2007, we increased domestic passenger charges by amounts ranging from 7.28% to 17.28% at all of our airports and increased international passenger charges by amounts ranging from 7.28% to 15.28% at all of our airports. The new agreement is set to cover an increasing percentage of total passenger charges over the years 2007, 2008 and 2009 and has set prices for each aeronautical service over this three-year period, with increases only possible as a result of the average of increases in the Mexican Consumer Price Index (Índice Nacional de Precios al Consumidor) and the Producers Price Index Excluding Petroleum (Índice Nacional de Precios al Productor, excluyendo petróleo) published by the Mexican Central Bank.

It is important to note that, although the Ministry of Communications and Transportation may authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

International passenger charges are currently dollar-denominated, but are collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2006 and 2007, passenger charges represented approximately 80.0% and 83.2%, respectively, of our aeronautical services revenues and approximately 65.1% and 67.3%, respectively, of our total revenues. Passenger charges vary at each of our airports and are based on the destination of each flight. Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2006 and 2007, aircraft landing charges represented approximately 6.1% and 4.8%, respectively, of our aeronautical revenues and 4.0 % and 3.9%, respectively, of our total revenues.

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

Aircraft Long-Term Parking Charges

We collect charges from our carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. Together with our aircraft parking, boarding and unloading charges described above, in 2006 and 2007, these charges represented approximately 5.3% and 4.1%, respectively, of our aeronautical services revenues and 4.3% and 3.3%, respectively, of our total revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Until March 2005, these charges were based on the amount of time each service was used, the number of these services used, the time of day the services were used, the origin and destination of the flight and the nationality of the airline or client. Since April 1, 2005, charges for use of passenger walkways continue to be assessed as described above, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles have been determined based on the number of trips taken between the terminal and the aircraft. Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Guanajuato international airports. In each of 2006 and 2007, these charges represented approximately 1.1% and 0.8%, respectively, for both years of our aeronautical services revenues and approximately 0.9% and 0.7%, respectively, of our total revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly. In each of 2006 and 2007, these charges represented approximately 1.4% in both years of our aeronautical services revenues and approximately 1.1% in both years of our total revenues.

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

To comply with these directives, we reinforced our security by:

•	Adding security personnel, some of which is contracted with third-party providers;

•	Updating and amending our emergency security and contingency plans and the responsibilities of security personnel relating thereto;

•	Establishing security supervision committees at each of our airports;

•	Increasing the sensitivity and technology of metal detectors and introducing new procedures for x-ray inspection of hand baggage and screening for explosives;

•	Increasing and improving the training of security personnel;

•	Coordinating security measures and emergency plans with operators of complementary and commercial services at our airports;

•	Implementing a higher-security employee identification system;

•	Hiring third-party providers of security equipment installation services;

•	Establishing security review procedures at all of our airports; and

•	Installing a closed-circuit television security monitoring system at our Guadalajara International Airport, Tijuana International Airport and Puerto Vallarta International Airport.

Several of our airline customers have also contributed to the enhanced security at our airports as they have adopted new procedures and rules issued by the Mexican Bureau of Civil Aviation applicable to airlines. Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting baggage prior to check-in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers). In the future, we hope to reach a global agreement with the airlines regarding the respective responsibilities of them and us for checked baggage screening and the allocation of the cost thereof.

Complementary Services

At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services at our airports. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2006 and 2007, revenues from these complementary service fees represented approximately 1.9% of our aeronautical revenues services. We currently maintain contracts with 23 companies that provide the majority of these complementary services at our 12 airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there are no third parties providing such services. For example, SEAT, which is controlled by Aeroméxico and Mexicana through a joint venture, currently provides the majority of the baggage handling services at our airports. If the third parties currently providing these services ceased to do so, we would be required to provide these services or find other third parties to provide such services.

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

Leasing of Space to Airlines

In addition, we derive regulated revenues from leasing to airlines space in our airports that is necessary for their operations, such as ticket counters, monitors and back offices. In 2006 and 2007, leasing of space to airlines represented approximately 4.1% and 3.8%, respectively, of our aeronautical services revenues and approximately 3.4% and 3.1%, respectively, of our total revenues.

Cargo Handling

In 2007, our 12 airports handled approximately 160,819 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 77.3% of the cargo handled by our 12 airports in 2007. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

Revenues from cargo handling in our airports historically have represented a negligible portion of our total revenues, but we believe that Mexico has significant potential for growth in the volume of cargo transported by air. The Ministry of Communications and Transportation estimates that less than 0.2% of the cargo transported in Mexico in 2006 was transported by air, which we believe to be substantially lower than the comparable percentage in many other countries. A substantial portion of cargo originating in the United States and destined for Latin America is currently handled in the Miami and Los Angeles international airports, and we believe that a portion of this cargo could instead be routed more efficiently through our Guadalajara International Airport or our Tijuana International Airport.

Permanent Ground Transportation

We receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airports’ premises. Our revenues from providers of ground transport services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis, are subject to price regulation.

Non-aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to our total revenues from non-aeronautical services has increased in recent years from approximately 15.0% in 2003 to approximately 19.1% in 2007 (revenues from non-aeronautical services consisted of approximately 18.6% in 2006). We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside our terminals and we are additionally beginning to focus on developing commercial spaces outside of our terminal buildings. Our revenues from non-aeronautical services are principally derived from commercial activities.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system.

Revenues from Commercial Activities

Leading privatized airports typically generate a significant portion of their revenues from commercial activities. An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, its terminal design, the mix of commercial tenants and how fees are charged to businesses operating in the commercial area of the airport. Revenues from commercial activities depend substantially on the percentage of traffic represented by international passengers, who tend to spend greater amounts at our airports, particularly on duty-free items. The contribution to our total revenues of our commercial activities has increased significantly, from approximately 15.0% in 2003 to approximately 19.1% in 2007.

We currently have the following types of commercial activities in each of our airports:

•

Parking facilities—On December 31, 2007, we operated the car parking facilities at all of our airports except Tijuana International Airport. Starting January 12, 2008, we began operating the Tijuana International Airport parking lot. Our main car parking facility is at the Guadalajara International Airport, and it is managed through a service contract pursuant to which we pay 22% of the revenues of the parking facility for its operation and maintenance by a third party. At the other ten airports at which we operated parking facilities during 2007, we operated them directly. The parking facilities at our Tijuana International Airport were operated during 2007 by a third party pursuant to a long-term lease agreement signed with them by our predecessor, the Mexican Airport and Auxiliary Services Agency, prior to the granting of our concessions. As previously mentioned, we resumed operation of the Tijuana parking facility at the beginning of 2008, which should help us to increase our commercial revenues in the immediate future. Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they could become regulated (out of our maximum rates) upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking.

•

Leasing of space—Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities such as first class/VIP lounges are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

•

Retail stores—In recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. We intend to implement similar projects at all of our airports.

•

Food and beverage services—In recent years we have completed “clean up” projects with respect to our restaurant and bar leases, in order to bring in providers with recognizable brand names more likely to increase consumer traffic in our commercial areas.

•

Car rentals—We have recently remodeled the areas used by car rental agencies to which we lease space at our airports and have sought to bring in a greater percentage of internationally known name-brand car rental providers.

•	Time-share marketing and sales—We receive revenues from time-share developers to which we rent space in our airports for the purpose of marketing and sales of time-share units.

•

Duty-free stores—We currently have duty-free stores at four of our 12 airports. These stores are most lucrative at our Puerto Vallarta, Los Cabos and Guadalajara airports, where we have a greater number of international passengers. At the end of 2007, in Puerto Vallarta, we leased the first duty-free store in our airports that is fully integrated with the passenger flows, which means that every passenger departing from the new international building must enter the store, as it is part of the existing hall that connects to the gates area.

•

Advertising—We currently have a contract with one of the leading advertising agencies in Mexico, pursuant to which we have developed a greater number of, and more strategically located, billboards and other advertising spaces at our airports.

•	Communications—We have consolidated all of the telephone and Internet service at our airports with one provider. All of our airports offer wireless Internet service.

•

Financial services—In recent years we have expanded and modernized the spaces we lease to financial services providers such as currency exchange bureaus, and have additionally improved our contracts with several of the financial services providers at our airports to provide for access fees based on a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•

Ground transportation—Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

Domestic passengers represented approximately 66.8% of our terminal passenger traffic in 2007. In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States. We believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers.

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

In the second half of 2007 we added approximately 1,500 square meters of commercial space at the new international building in Puerto Vallarta, including two stores fully integrated with the passenger flows. One is a duty-free store and the other is the first convenience store in Mexico which all passengers must pass through in order to reach their gate. We also opened commercial areas at the Terminal 2 building at the Guadalajara airport. During the second half of 2007, we prepared two ambitious commercial redesign projects that will be fully operational at the end of 2008 at the Los Cabos Terminal 1 and in the domestic departures area in

Guadalajara. During the second half of 2008 we expect to complete the expansion of the parking building in Guadalajara adding approximately 1,500 additional spaces to the currently available 1,500 spaces.

•	Renegotiating agreements with terminal tenants to be more consistent with market practices.

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 89% of our commercial agreements could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Of those, we estimate that we have updated and signed approximately 95% of the agreements. In 2001, less than 5% of our lease contracts provided for royalty payments.

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

At December 31, 2007, there were only two material commercial activities at our airports that remained subject to third-party leases under which we receive nominal or no revenue:

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

Car parking at Tijuana International Airport. Constructora Comar, S.A. de C.V., or Comar, was granted the right by the Mexican Airport and Auxiliary Services Agency to construct and operate five-floor parking facilities within our Tijuana International Airport. On January 12, 2008, we assumed the right to operate this parking facility.

Marketing Activities

Our marketing activities focus, with respect to aeronautical services, on participation in business conferences organized by the International Air Transport Association (IATA), including the annual “Schedules” and “Commercial Strategy” conferences. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. For leasing of properties and related non-aeronautical services, we principally rely on advertising through traditional local distribution channels, including newspapers.

Our Airports

In 2007, our airports served a total of approximately 23.6 million terminal passengers. In 2007, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 51.2% of our total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main airports serving popular tourist destinations, together accounted for approximately 25.6% of our total terminal passenger traffic in 2007. Hermosillo International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.7% of our total terminal passenger traffic in 2007.

All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the revenues for each of the airports for the years indicated.

Revenues by Airport

	Year ended December 31,
	2005		2006		2007
	(thousands of Pesos)		(thousands of Pesos)		(thousands of Pesos)
Guadalajara	Ps.	889,900	Ps.	1,010,624	Ps.	1,163,027
Tijuana		352,693		388,371		477,779
Puerto Vallarta		443,539		484,384		528,527
Los Cabos		465,679		508,341		556,151
Hermosillo		141,736		138,115		156,333
Guanajuato		167,940		174,382		192,119
Morelia		98,217		93,203		92,239
La Paz		68,744		70,519		93,578
Aguascalientes		46,973		54,271		63,753
Mexicali		61,885		60,659		77,236
Los Mochis		26,312		28,318		38,652
Manzanillo		34,025		35,005		37,930

Total	Ps.	2,797,643	Ps.	3,046,192	Ps.	3,477,324

The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

Year ended December 31,

	2005			2006			2007
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Guadalajara	5,656,023	536,921	6,192,944	6,350,377	496,578	6,846,955	7,332,502	465,989	7,798,491
Tijuana	3,472,074	3,453	3,475,527	3,759,390	5,363	3,764,753	4,739,715	31,842	4,771,557
Puerto Vallarta	2,758,825	16,142	2,774,967	2,978,378	11,696	2,990,074	3,139,143	9,028	3,148,171
Los Cabos	2,466,733	62,623	2,529,356	2,720,955	37,627	2,758,582	2,901,234	33,203	2,934,437
Hermosillo	1,206,729	201,040	1,407,769	1,157,222	226,514	1,383,736	1,338,145	160,629	1,498,774
Guanajuato	1,114,939	40,443	1,155,382	1,156,564	33,263	1,189,827	1,274,076	21,022	1,295,098
Morelia	668,327	25,231	693,558	599,043	54,452	653,495	599,360	25,569	624,929
La Paz	449,799	99,558	549,357	460,035	59,643	519,678	630,171	109,517	739,688
Aguascalientes	353,910	28,507	382,417	386,407	28,519	414,926	463,674	8,072	471,746
Mexicali	544,987	11,547	556,534	502,192	5,620	507,812	607,886	4,925	612,811
Los Mochis	202,656	89,935	292,591	209,664	59,782	269,446	289,928	84,956	374,884
Manzanillo	240,184	9,275	249,459	233,901	6,967	240,868	249,232	3,549	252,781

Total	19,135,186	1,124,675	20,259,861	20,514,128	1,026,024	21,540,152	23,565,066	958,301	24,523,359

	2005		2006		2007
	Domestic	International	Domestic	International	Domestic	International	Total
Terminal departing passengers:
Guadalajara	1,741,436	1,131,123	2,004,996	1,228,008	2,534,079	1,195,703	3,729,782
Tijuana	1,580,619	11,978	1,718,594	14,003	2,214,389	19,353	2,233,742
Puerto Vallarta	264,224	1,119,937	299,085	1,196,867	398,116	1,179,195	1,577,311
Los Cabos	206,261	1,028,119	258,382	1,103,803	381,780	1,071,320	1,453,100
Hermosillo	453,781	58,105	463,700	50,318	559,273	50,389	609,662
Guanajuato	298,673	264,061	314,553	270,108	384,768	261,991	646,759
Morelia	183,837	159,696	160,327	146,616	202,522	105,222	307,744
La Paz	201,262	28,408	219,230	18,108	295,779	29,200	324,979
Aguascalientes	115,273	59,890	126,613	70,091	168,967	65,794	234,761
Mexicali	214,947	2,255	207,283	2,578	269,389	2,852	272,241
Los Mochis	91,759	9,389	98,228	5,703	138,785	7,319	146,104
Manzanillo	56,337	64,059	56,489	60,724	59,299	65,886	125,185

Total	5,408,409	3,937,020	5,927,480	4,166,927	7,607,146	4,054,224	11,661,370

	2005		2006		2007
	Domestic	International	Domestic	International	Domestic	International	Total
Terminal arriving passengers:
Guadalajara	1,714,677	1,068,787	1,994,663	1,122,710	2,511,583	1,091,137	3,602,720
Tijuana	1,879,102	375	2,024,934	1,859	2,498,308	7,665	2,505,973
Puerto Vallarta	315,388	1,059,276	353,159	1,129,267	445,876	1,115,956	1,561,832
Los Cabos	225,463	1,006,890	278,373	1,080,397	401,873	1,046,261	1,448,134
Hermosillo	636,350	58,493	597,345	45,859	684,802	43,681	728,483
Guanajuato	345,517	206,688	351,608	220,295	419,322	207,995	627,317
Morelia	179,968	144,826	150,296	141,804	182,177	109,439	291,616
La Paz	208,037	12,092	211,850	10,847	277,225	27,967	305,192
Aguascalientes	123,116	55,631	127,844	61,859	172,163	56,750	228,913
Mexicali	326,932	853	291,051	1,280	334,359	1,286	335,645
Los Mochis	101,039	469	105,248	485	140,448	3,376	143,824
Manzanillo	60,459	59,329	62,950	53,738	61,420	62,627	124,047

Total	6,116,048	3,673,709	6,549,321	3,870,400	8,129,556	3,774,140	11,903,696

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2007.

Capacity by Airport(1)

Airport	Peak air traffic movements per hour	Runway capacity(2)	Planned runway capacity(3)
Guadalajara	39	39	39
Tijuana	23	30	30
Puerto Vallarta	27	30	30
Los Cabos	26	33(4)	33
Hermosillo	20	28	28
Guanajuato	12	23	23
Morelia	10	16	16
La Paz	11	19	19
Aguascalientes	7	22	22
Mexicali	9	18	18
Los Mochis	13	19	19
Manzanillo	8	13	13

(1)	2007 figures.
(2)	Air traffic movements per hour.
(3)	Runway capacity expected upon completion of committed investments under our master development programs from 2005 to 2009.
(4)	Runway capacity since May 15, 2008.

The following table sets forth the air traffic movements for each of our airports for the years indicated.

Air Traffic Movements by Airport(1)

	For the year ended December 31,
	2005	2006	2007
Guadalajara	124,677	138,203	164,244
Tijuana	47,259	51,832	65,460
Puerto Vallarta	43,495	45,557	50,501
Los Cabos	38,939	42,135	44,485
Hermosillo	44,680	46,122	48,297
Guanajuato	29,096	30,973	32,263
Morelia	18,166	18,144	19,395
La Paz	18,569	20,358	25,011
Aguascalientes	11,076	11,546	12,174
Mexicali	11,843	12,272	13,877
Los Mochis	18,705	20,419	24,445
Manzanillo	8,217	8,004	8,809

Total	414,722	445,565	508,961

(1)	Include departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movement by Airport (1)

	Year ended December 31,
	2005	2006	2007
Guadalajara	49.67	49.54	47.48
Tijuana	73.54	72.64	72.89
Puerto Vallarta	63.80	65.63	62.34
Los Cabos	64.96	65.47	65.97
Hermosillo	31.51	30.00	31.03
Guanajuato	39.71	38.42	40.14
Morelia	38.18	36.02	32.22
La Paz	29.58	25.53	29.58
Aguascalientes	34.53	35.94	38.75
Mexicali	46.99	41.38	44.16
Los Mochis	15.64	13.20	15.34
Manzanillo	30.36	30.09	28.70

Average of all airports	48.85	48.34	48.18

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category (1)

	Year ended December 31,
	2005	2006	2007
Commercial Aviation	324,007	346,310	403,962
Charter Aviation	19,937	21,721	18,786
General Aviation (1) and other	70,778	77,534	86,213

Total	414,722	445,565	508,961

(1)	Includes departures and landings for all 12 airports.

Guadalajara International Airport

The Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. In 2007, the Guadalajara International Airport was the third busiest in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, the Guadalajara International Airport accounted for approximately 31.1% of our terminal passenger traffic.

In 2007, a total of 7.3 million terminal passengers were served by Guadalajara International Airport. Of the terminal passengers in 2007, 68.8% were domestic and 31.2% were international passengers. Of the airport’s international passengers, we estimate that a significant portion are Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 22 airlines operate at the airport, the principal ones of which are Aeroméxico, Mexicana and Aerocalifornia. The main non-Mexican airlines operating at the airport are Continental Airlines, American Airlines and Delta Airlines. Airlines operating at the airport reach 49 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular. Since 2005, we have had agreements with three of Mexico’s low-cost Mexican carriers for their operations.

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

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters, and the other with a length of 1,770 meters, as well as a full parallel taxiway. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an instrument landing system (ILS) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 24,850 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 1,825 square meters. The main commercial terminal has 18 gates and 23 remote boarding positions. Of the 18 gates, eight serve international flights and ten serve domestic flights. Of the international gates, three have air bridges, and of the domestic gates, five have air bridges. Additionally there are eleven remote positions used for the regional flights commonly used by Alma and Aeroméxico Connect.

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

Between 2005 and 2006 we took significant steps to modernize and expand the Guadalajara International Airport in order to improve its operations and image. During this period we expanded the commercial space in this airport by 1,210 square meters in the international gate area. In addition, these steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. In addition, between 2007 and 2009 we expect to complete the expansion of the international baggage claim area and the expansion of the domestic and international gate areas and the international arrival area by a total of 7,067 square meters and to remodel an additional 2,120 square meters in these areas. Also, the expansion of the main parking facilities, expected to open during the second half of 2008, is currently underway. After the renovations, approximately 2,000 square meters of these areas will be devoted to commercial activities.

Tijuana International Airport

Tijuana International Airport is our second most important airport in terms of passenger traffic, the fourth in contribution to revenues and the second in air traffic movements. In 2007, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, it accounted for approximately 20.1% of our terminal passenger traffic.

In 2007, Tijuana International Airport served a total of 4.7 million terminal passengers. We estimate that almost all of the passengers were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers) from Tijuana International Airport and other areas of southern California, particularly Los Angeles.

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

A total of ten airlines operate at the airport, the principal ones of which are Aeroméxico and Aviacsa. Airlines operating at this airport provide service to 30 destinations. Of these destinations, Mexico City, Guadalajara, Guanajuato and Morelia are the most popular. In addition, Aeroméxico began flying twice weekly from Tijuana to Tokyo. By the end of 2007, four low-cost carriers were operating service to and from Tijuana, with 24 routes in total.

Tijuana International Airport currently operates 17 hours daily between the hours of 7:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for other aeronautical services provided outside normal business hours (07:00 a.m. to 12:00 a.m.). The airport has one runway with a length of 2,960 meters and a full parallel taxiway. The runway capacity at this airport is 30 air traffic movements per hour. The airport also has an instrument landing system (ILS) that assists pilots in poor weather. It has 22 gates serving both domestic and international travelers and eight remote boarding positions. Of the 22 gates, ten have air bridges.

In 2007, approximately 16,990 metric tons of cargo were transported through the airport.

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

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our third most important airport in terms of passenger traffic and air traffic movements and third in terms of contribution to revenues. In 2007, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, it accounted for approximately 13.3% of our terminal passenger traffic.

In 2007, 3.1 million terminal passengers traveled through Puerto Vallarta International Airport. We estimate that 73.1% of these terminal passengers were international passengers and 26.9% were domestic passengers. The airport primarily serves foreign tourists and is a popular tourist destination in Mexico.

A total of 19 regular and 14 charter airlines operate at the airport, the principal ones of which are Alaska, Aeroméxico and Mexicana. Airlines operating at this airport reach 38 destinations. Of these destinations, the most popular ones are Los Angeles and destinations in Canada. We are currently engaged in discussions with a U.S. carrier regarding the addition of two routes between Puerto Vallarta and the United States.

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

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,100 meters as well as a parallel taxiway. The runway capacity at this airport is 30 air traffic movements per hour. This airport has one main commercial terminal, a fixed-base operation, or FBO, terminal and a general aviation building. The airport has fifteen gates serving domestic and international flights, ten remote boarding positions and seven air bridges.

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

During 2005 and at the beginning of 2006, the terminal building of the Puerto Vallarta International Airport was improved through expansion and remodeling projects. The projects included the construction of a new building that will house the documentation areas of the regular and charter airlines, the expansion of baggage claim areas (particularly for international arrivals), the expansion of the immigration area and the expansion of the final waiting areas, as well as some improvements, for a total of 8,140 square meters of total expansions. Approximately 1,100 square meters of this expansion will be used for commercial spaces. Additionally, we built a 13,400 square meter satellite building during 2007, which became operational in December 2007.

Los Cabos International Airport

Los Cabos International Airport is our fourth most important airport in terms of passenger traffic, our fifth most important airport in terms of air traffic movements and our second most important airport in terms of contribution to revenues. In 2007, Los Cabos International Airport was the eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, Los Cabos International Airport accounted for approximately 12.3% of our passenger traffic.

Approximately 2.9 million terminal passengers were served by the airport in 2007. Approximately 73.0% of the terminal passengers were international passengers. The airport serves primarily tourists visiting San José del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur.

A total of 22 airlines operate at the airport, the principal ones of which are Alaska, American Airlines, America West, Aeroméxico and Mexicana. Airlines operating at this airport reach 30 destinations. Of these destinations, Los Angeles, Phoenix and Mexico City are the most popular.

Los Cabos International Airport is located approximately 13 kilometers from the city of San José del Cabo, in the state of Baja California Sur. In 2006, the number of visitors to Los Cabos (San José del Cabo and the nearby city of Cabo San Lucas) was 1.1 million according to the Mexican Immigration Institute. Visitors to this area are generally affluent, and include golfers who enjoy world-class courses, as well as sports fishing and scuba diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters. According to Mexico’s Ministry of Tourism (Secretaría de Turismo), hotel capacity in Los Cabos reached 5,722 rooms in 2003, 9,841 rooms in 2004, and 10,069 rooms in 2005. A growing percentage of visitors to Los Cabos consists of recurring visitors as the popularity and availability of time-shares in the area has increased over recent years.

Los Cabos International Airport’s standard operating hours are from 7:00 a.m. to 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,000 meters, and a partial parallel taxiway with only one entry point to the runway. The runway capacity at this airport is 21 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals, Terminal 1, which occupies approximately 14,600 square meters (157,200 square feet) and Terminal 3, which occupies approximately 10,600 square meters (114,100 square feet). The airport has eleven gates and ten remote boarding positions. In addition, the airport has a general aviation and Fixed Base Operation (“FBO”) terminal, Terminal 2, occupying 1,961 square meters. FBOs are specialized, full service operations offered to general aviation aircraft. The services offered to FBO users include refueling, cleaning, and catering. During the second half of 2007 and the first quarter of 2008, we have been developing a new FBO building to redistribute commercial and private flight flows, and to provide additional space for future growth.

We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport. In 2007, approximately 27.4% of our total revenues generated at the Los Cabos International Airport were derived from commercial businesses, a percentage that is higher than at any other airport in our group.

Hermosillo International Airport

Hermosillo International Airport is our fifth most important airport in terms of passenger traffic, our fourth most important airport in terms of air traffic movements and our sixth most important airport in terms of its contribution to revenues. In 2007, Hermosillo International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, it accounted for approximately 5.7% of our terminal passenger traffic.

In 2007, Hermosillo International Airport served approximately 1.3 million terminal passengers, and approximately 93.0% of those terminal passengers were domestic. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of nine airlines operate at the airport, the principal ones of which are Aeroméxico, Aeroméxico Connect and Aerocalifornia. Airlines operating at this airport provide service to 18 destinations. Of these destinations, Mexico City, Tijuana and Guadalajara are the most popular. By the end of 2007, four low-cost carriers were operating three routes to and from this airport.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately 13 kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 6,656 thousand metric tons of cargo passed through the airport in 2007. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

Hermosillo International Airport operates 14 hours daily between the hours of 6:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other with a length of 1,100 meters. The runway capacity at this airport is 28 air traffic movements per hour. The airport has eight gates and includes both a commercial aviation building and a general aviation building for small private airplanes.

Guanajuato International Airport

Guanajuato International Airport is our sixth most important airport in terms of passenger traffic and air traffic movements and our fifth most important airport in terms of its contribution to revenues. In 2007, Guanajuato International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, it accounted for approximately 5.4% of our terminal passenger traffic.

During 2007, the airport served 1.3 million terminal passengers, 63.1% of which were domestic. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 14 airlines operate at the airport, the principal ones of which are Aeroméxico, Mexicana and Aviacsa. Airlines operating at this airport provide service to 18 destinations. Of these destinations, Tijuana, Mexico City and Los Angeles are the most popular. In addition, three low-cost Mexican carriers began operating routes to and from our Guanajuato airport in 2006. In May 2008, Aviacsa left the Guanajuato International Airport.

Guanajuato International Airport is located in the central state of Guanajuato near the cities of Léon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 4.8 million people according to the Mexican National Population Council and is located in Mexico’s Guanajuato region, best known for its rich colonial history, its agricultural sector and manufacturing industry. General Motors has an assembly plant in Silao, Guanajuato. The local government is developing a “dry dock” or truck loading service terminal near the airport that we believe will increase cargo demand.

Guanajuato International Airport operates 18 hours daily between the hours of 6:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,500 meters. The runway capacity at this airport is 23 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with six gates and three remote boarding positions. Of the six gates, three have air bridges.

Morelia International Airport

Morelia International Airport is our ninth most important airport in terms of passenger traffic and air traffic movements and our eighth most important airport in terms of its contribution to revenues. In 2007, Morelia International Airport was the twenty-third busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, it accounted for approximately 2.5% of our terminal passenger traffic.

In 2007, the Morelia International Airport served 599.4 thousand terminal passengers. We estimate that approximately 64.2% of the terminal passengers were domestic passengers. Because the airport’s passengers are predominately domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight airlines operate at the airport, the principal ones of which are Mexicana, Aeroméxico, and Aviacsa. Airlines operating at this airport provide service to 14 destinations. Of these destinations, Mexico City, Tijuana, Los Angeles and Chicago are the most popular. In May 2008, Aviacsa left the Morelia International Airport.

Morelia International Airport serves the city of Morelia and ten other municipalities in the immediate vicinity. The city of Morelia is the capital of the state of Michoacán, which has a population of approximately 4.1 million according to the Mexican National Population Council. Michoacán’s principal industry is agriculture and it has a developing eco-tourism industry (primarily due to the seasonal presence of monarch butterflies).

Morelia International Airport operates 24 hours a day. Extended hours of operation serve the needs of passengers seeking off-hour, discount flights.

The airport has one runway with a length of 3,400 meters, and a single main terminal building. The runway capacity at this airport is 16 air traffic movements per hour. The airport has two gates and nine remote boarding positions.

Mexicali International Airport

Mexicali International Airport is our eighth most important airport in terms of passenger traffic, our tenth most important airport in terms of air traffic movements and our ninth most important airport in terms of contribution to revenues. In 2007, Mexicali International Airport was the twenty-second busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, it accounted for approximately 2.6% of our terminal passenger traffic.

During 2007, Mexicali International Airport served 607.9 thousand terminal passengers. We estimate that approximately 99.3% of passengers served by this airport in 2007 were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four airlines operate at the airport, which are Mexicana, Aviacsa, Click Mexicana and Aeroméxico Connect. Airlines operating at this airport reach seven destinations. Of these destinations, Mexico City, Guadalajara and Hermosillo are the most popular. In May 2008, Aviacsa left the Mexicali International Airport.

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

Mexicali International Airport operates 12 hours daily between the hours of 6:00 a.m. and 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,600 meters in length as well as a main commercial terminal and a smaller general aviation terminal. The runway capacity at this airport is 18 air traffic movements per hour. The main commercial terminal has two gates and four remote boarding positions.

La Paz International Airport

La Paz International Airport is our seventh most important airport in terms of passenger traffic and air traffic movements and contribution to revenues. In 2007, La Paz International Airport was the twenty-first busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007 it accounted for approximately 2.7% of our terminal passenger traffic.

During 2007, La Paz International Airport served 630 thousand terminal passengers. We estimate that approximately 90.9% of these terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight airlines operate at the airport, of which the most important are Aerocalifornia, Aeroméxico and Aeroméxico Connect. Aerocalifornia is headquartered in La Paz and uses the airport as its center of operations and maintenance. Airlines operating at this airport reach 14 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

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

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important airport in terms of passenger traffic and contribution to revenue, eleventh in terms of air traffic movements. In 2007, Aguascalientes International Airport was the twenty-ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, it accounted for approximately 2.0% of our terminal passenger traffic.

During 2007, the airport served 463 thousand terminal passengers. Of these passengers, we estimate that approximately 73.6% were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of eight airlines operate at the airport, the principal ones of which are Aeroméxico and Aerocalifornia. Airlines operating at this airport reach seven destinations. Of these destinations Mexico City, Los Angeles, Dallas and Houston are the most popular.

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

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important airport in terms of passenger traffic and contribution to revenues, and eighth in terms of air traffic movements. In 2007, Los Mochis International Airport was the thirty-second busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, it accounted for approximately 1.2% of our terminal passenger traffic.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. During 2007 the airport served 290 thousand terminal passengers, approximately 96.3% of which were domestic passengers. The area’s sport fishing and hunting attract both Mexican and foreign visitors. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport, which are Aeroméxico, Aeroméxico Connect and Aerocalifornia. Airlines operating at this airport reach 13 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

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

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important airport in terms of passenger traffic and air traffic movements and twelfth in terms of contribution to revenues. In 2007, Manzanillo International Airport was the thirty-sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2007, it accounted for approximately 1.1% of both our total and terminal passenger traffic.

During 2007, the airport served 249 thousand terminal passengers. We estimate that approximately 48.4% of these passengers were domestic passengers and 51.6% of these passengers were international passengers.

A total of 11 airlines operate at this airport, of which five – Alaska Airlines, Continental, Delta, Aeromar and Westjet – operate on a regular basis. The other five airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City and Monterrey in Mexico, Houston, Los Angeles, Phoenix and Minneapolis in the United States, and Vancouver, Calgary and Toronto in Canada.

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

Manzanillo International Airport operates 12 hours daily between the hours of 8:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,200 meters. The runway capacity at this airport is 13 air traffic movements per hour. The airport has four gates and four remote boarding positions. In 2002 we completed the expansion of the terminal building, thereby increasing the arrival area and our commercial space.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2007, 19 international airlines (considering all charter airlines as one client since we manage them through a single representative that is our actual client), and 16 Mexican airlines operated flights at our 12 airports. Aeroméxico operates the most flights at our airports, with Mexicana providing the second highest number of flights. In 2007, revenues from Aeroméxico totaled Ps. 546.7 million, of which Ps. 469.5 million was derived from passenger charges, while revenues from Mexicana were Ps. 428.7million, of which Ps. 406.0 million was derived from passenger charges, representing 15.3% and 12.0%, respectively, of our total revenues for 2007. In addition to passenger charges, revenues are earned from landing charges, aircraft parking charges and the leasing of space to these airlines.

Until 2005 Consorcio Aeroméxico also owned Mexicana and its affiliate Click Mexicana (formerly known as Aerocaribe). On December 20, 2005, Consorcio Aeroméxico sold Mexicana and Click Mexicana to Grupo Posadas, S.A de C.V., the largest hotel operator in Mexico. Aeroméxico and Mexicana also control other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Servicios de Apoyo en Tierra, or SEAT, a joint venture between Aeroméxico and Mexicana.

Aeroméxico and Mexicana, along with Aeromar and Aeroméxico Connect, have in the past refused to pay certain increases in our airport service charges. On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our airlines and established specific prices applicable to those airlines for 2003 and 2004 and a method for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for the years 2005 and 2006. In December 2006, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2007, 2008 and 2009, which also provided for an increase in passenger charges. This renewal agreement is more focused on the support and development of, and increased frequencies of, new routes.

Complementary Services Customers

Our principal complementary services clients are our two principal providers of baggage handling services, Menzies Aviation and SEAT, which provided Ps. 36.4 million of revenues each in the form of access fees in 2007. Although SEAT is the primary provider of complementary services in our airports, under our agreement with the National Air Transportation Chamber of Commerce described above, we earn only nominal revenues from SEAT.

Our primary catering clients are Comisariato Gotre, S.A. de C.V. and Aerococina, S.A. de C.V., which provided Ps. 5.2 million and Ps. 5.0 million in revenues in the form of access fees, respectively, in 2007.

Principal Non-aeronautical Services Customers

At December 31, 2007, we were party to approximately 775 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty-free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies and tourist information and promotion services. As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are therefore not dependent on a limited number of principal customers. In 2007, our largest commercial customers were Operadora Aeroboutiques, S.A. de C.V. (duty-free and convenience stores; Ps. 58.1 million), Unidad de Diseño y Comunicación, S.A. de C.V. (advertising; Ps. 31.6 million), Dufry México (duty-free stores, Ps. 21.3 million), Desarrolladores de los Cabos, S.A. de C.V. (time-share activities, Ps. 16.8 million), Desarrolladores de Baja California Sur, S.A. de C.V. (time-share activities, Ps. 16.7 million), Estrategia Comercializadora del Pacífico, S.A. de C.V. (time-share activities, Ps. 15.6 million). Aerocomidas, S.A. de C.V. (food and beverages, Ps. 12.8 million), Servicios Inmobiliarios Alsea, S.A. de C.V. (food and beverages, Ps. 9.8 million), Comercial Ariete, S.A. de C.V. (car rentals, Ps. 7.4 million) and Teléfonos de México, S.A. de C.V. (public telephones, Ps. 7.2 million).

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

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control. These factors include the general state of the Mexican economy and the attractiveness of other commercial and industrial centers in Mexico that may affect the attractiveness of Guadalajara, Tijuana and other growing industrial centers in our group, such as Hermosillo, León, Aguascalientes and Mexicali. In addition, with respect to Puerto Vallarta, Los Cabos, La Paz and Manzanillo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes) and the development of new resorts that may be considered more attractive. There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

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

Under the Mexican Airport Law, a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) any private company the principal stockholder of which is a state or municipal government; (ii) concessions granted to operators of private airports (that have operated privately for five or more years) wishing to begin operating their facilities as public service airports and complying with certain requirements; and (iii) complementary concessions granted to existing concession holders that comply with certain requirements. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand. On June 29, 1998, the Ministry of Communications and Transportation granted 12 concessions to operate, maintain and develop the 12 principal airports in Mexico’s Pacific and central regions to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, the process of selling 15% of our capital stock to our strategic stockholder pursuant to the privatization process was conducted through a public bidding process. Each of our concessions was amended on November 15, 1999 in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

On February 17, 2000, the regulations under the Mexican Airport Law were issued. We believe we are currently complying with the material requirements of the Mexican Airport Law and its regulations. Non-compliance with these regulations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they were to occur three or more times.

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

Role of the Ministry of Communications and Transportation

The Ministry of Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

•	plan, formulate and establish the policies and programs for the development of the national airport system;

•	construct, administer and operate airports and airport-related services for the public interest;

•	grant, modify and revoke concessions for the operation of airports;

•	establish air transit rules and rules regulating take off and landing schedules through the Mexican Air Traffic Control Authority;

•	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services, and set forth the minimum operating conditions for airports;

•	establish safety regulations;

•	close airports entirely or partially when safety requirements are not being satisfied;

•	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions;

•	maintain the Mexican aeronautical registry for registrations relating to airports;

•	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the regulations thereunder and the concessions;

•	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder;

•	approve the master development programs prepared by each concession holder every five years;

•	determine each airport’s maximum rates;

•	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport; and

•	perform any other function specified by the Mexican Airport Law.

In addition, under the Mexican Organic Law of the Federal Public Administration (Ley Orgánica de la Administración Pública Federal), the Mexican Airport Law and the Mexican Civil Aviation Law, the Ministry of Communications and Transportation is required to provide air traffic control, radio assistance and aeronautical communications at Mexico’s airports. The Ministry of Communications and Transportation provides these services through the Mexican Air Traffic Control Authority, which is a division of the Ministry of Communications and Transportation. Since 1978, the Mexican air traffic control authority has provided air traffic control for Mexico’s airports.

New Regulatory Agency

The Ministry of Communications and Transportation has announced that it intends to establish a new regulatory agency. This new agency is expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. The proposal made in Mexico’s Congress in October 2007 to amend the Mexican Airport Law would establish such an agency. However, this initiative has not been approved, and no date for the establishment of this new regulatory agency has been publicly announced. Similarly, a recent bill in Mexico’s Congress proposes to establish a Federal Airport Services Commission.

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

Scope of Concessions

We hold concessions granted to us by the Mexican government to use, operate, maintain and develop 12 airports in the Pacific and central regions of Mexico in accordance with the Mexican Airport Law. As authorized under the Mexican Airport Law, each of the concessions is held by our subsidiaries for an initial 50-year term, each of which terms began on November 1, 1998. This initial term of each of our concessions may be renewed for one or more terms for up to an additional 50 years, subject to the concession holder’s acceptance of any new conditions imposed by the Ministry of Communications and Transportation and to its compliance with the terms of its concession. Each of the concessions held by our subsidiary concession holders allows the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the regulations thereunder; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage). These assets are government-owned assets, subject to the Mexican National Assets Law. Upon expiration of a concession, these assets, together with any improvements thereto, automatically revert to the Mexican government.

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

In 2005, the Mexican government issued a policy letter calling for all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although the Mexican Airport Law clearly specifies that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process (in particular, as regards searches outside of the presence of the owners of baggage). The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised. We maintain that the new policy will not be implemented at our airports until we enter into a written agreement with our airline customers regarding the allocation of cost and responsibility. The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items.

The shares of a concession holder and the rights under a concession may be subject to a lien only with the approval of the Ministry of Communications and Transportation. No agreement documenting liens approved by the Ministry of Communications and Transportation may allow the beneficiary of a pledge to become a concession holder under any circumstances.

A concession holder may not assign any of its rights or obligations under its concession without the authorization of the Ministry of Communications and Transportation. The Ministry of Communications and Transportation is authorized to consent to an assignment only if the proposed assignee satisfies the requirements to be a concession holder under the Mexican Airport Law, undertakes to comply with the obligations under the relevant concession and agrees to any other conditions that the Ministry of Communications and Transportation may require.

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

Each concession holder and any third party providing services at an airport is required to carry insurance in specified amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation. To date, the Ministry of Communications and Transportation has not specified the required amounts of insurance. We cannot assure you that we will not be required to obtain additional insurance once these amounts are specified.

We and our subsidiary concession holders are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the master development programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of the concession held by any one of our subsidiaries, the Ministry of Communications and Transportation is entitled to revoke the concessions held by all of our subsidiaries.

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

A third party rendering airport, complementary or commercial services is required to do so pursuant to a written agreement with the relevant concession holder. We have not entered into any agreement with a third party with respect to the provision of airport services as we provide these services ourselves. All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers are required to be corporations incorporated under Mexican law.

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

In the event of force majeure, the Ministry of Communications and Transportation may impose additional regulations governing the provision of services at airports, but only to the extent necessary to address the force majeure event. The Mexican Airport Law allows the airport administrator appointed by a concession holder to suspend the provision of airport services in the event of force majeure.

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

Master Development Programs

Each concession holder is required to submit to the Ministry of Communications and Transportation a master development program describing, among other things, the concession holder’s construction and maintenance plans.

Each master development program is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation. Upon such approval, the master development program is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development program or upon approval by the Ministry of Communications and Transportation. Information required to be presented in the master development program includes:

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

Each concession provides for a 24-month period for the preparation and submission of the concession holder’s master development program, and requires the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards, and to prepare air traffic projections and assess investment requirements. The concession holder must submit a draft of the master development program to an operations committee (Comité de Operación y Horarios), composed of each of the airport’s principal users, for their review and comments six months prior to its submission for approval to the Ministry of Communications and Transportation. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new master development program to the Ministry of Communications and Transportation. The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users. The Ministry of Defense (Secretaría de Defensa Nacional) may also opine on the master development programs.

Any major construction project, renovation or expansion relating to an airport can only be done pursuant to the master development program of the concession holder or with the approval of the Ministry of Communications and Transportation. We are required to spend the full amounts set forth in each investment program under our master development programs.

Changes to a master development program including the related investment program require the approval of the Ministry of Communications and Transportation, except for emergency repairs and minor works that do not adversely affect an airport’s operations.

In December 2004, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2005 to 2009 period. We determined to allocate a majority of our investments for the 2005-to-2009 period to our five largest airports.

Our master development programs are approved by the Ministry of Communications and Transportation for periods of five years, as stated in our concessions. We are required to comply with the five-year-period investment obligations under master development programs, and the Ministry of Communications and Transportation may apply sanctions if we do not so comply. Recently the Ministry of Communications and Transportation has reviewed our compliance on an annual basis. The Ministry of Communications and Transportation may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations.

Aeronautical Services Regulation

The Mexican Airport Law directs the Ministry of Communications and Transportation to establish price regulations for services for which there is no competitive market, as determined by the Mexican Antitrust Commission. In 1999, the Mexican Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports. On November 15, 1999, a new regulation, the Rate Regulation (Regulación Tarifaria), was incorporated within the terms of each of our concessions. This regulation provides a framework for the setting by the Ministry of Communications and Transportation of five-year maximum rates.

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

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation. Under this price regulation system, the Ministry of Communications and Transportation establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenues sources. Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo. We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce (Cámara Nacional de Aerotransportes) and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for aeronautical services applicable to those airlines for 2003 and 2004 and a methodology for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we renewed an agreement with these customers that expired at year-end 2006. In December 2006 a new agreement was signed that covers an increasing percentage of total passenger charges over the years 2007, 2008 and 2009 and has set prices for each aeronautical service over this three-year period, with increases only possible as a result of the average of increases in the Consumer Price Index (Índice Nacional de Precios al Consumidor) and the Producers Price Index Excluding Petroleum (Índice Nacional de Precios al Productor, excluyendo petróleo) published by the Mexican Central Bank.

In 2007, approximately 80.9% of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates.

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

Maximum Rates for 2005 through 2009

Each airport’s maximum rate is determined by the Ministry of Communications and Transportation based on a general framework established in our concessions. This framework reflects, among other factors, projections of an airport’s revenues, operating costs and capital expenditures, as well as the estimated cost of capital related to regulated services and projected annual efficiency adjustments determined by the Ministry of Communications and Transportation. The schedule of maximum rates for each airport is to be established every five years. In December 2004, the Ministry of Communications and Transportation set new airport maximum rates for the period from January 1, 2005 through December 31, 2009.

The following tables set forth the maximum rates for each of our airports under the master development programs that went into effect as of January 1, 2005. These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

Current Maximum Rates(1)

	Year ended December 31,
	2005	2006	2007	2008	2009
Guadalajara	Ps. 109.70	Ps. 108.88	Ps. 108.06	Ps. 107.25	Ps. 106.44
Tijuana	87.50	86.83	86.18	85.54	84.90
Puerto Vallarta	133.94	132.95	131.94	130.95	129.97
Los Cabos	139.17	138.13	137.10	136.07	135.05
Hermosillo	95.27	94.55	93.85	93.14	92.45
Guanajuato	126.37	125.43	124.48	123.55	122.62
Morelia	140.23	139.17	138.13	137.10	136.07
La Paz	126.15	125.20	124.27	123.34	122.42
Aguascalientes	117.30	116.42	115.55	114.67	113.81
Mexicali	103.01	102.24	101.47	100.70	99.95
Los Mochis	120.50	119.59	118.69	117.81	116.92
Manzanillo	133.07	132.07	131.08	130.09	129.12

(1)	Expressed in constant pesos as of December 31, 2007 (using the Mexican Producer Price Index, excluding petroleum, and applying the efficiency factor year over year)

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

•

A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

•

An efficiency factor to be determined by the Ministry of Communications and Transportation. For the five-year period ending December 31, 2009, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.75%.

Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. We prepare a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate. The maximum rates ultimately established by the Ministry of Communications and Transportation historically have resulted from a negotiation between the Ministry of Communications and Transportation and us regarding these variables.

The concessions provide that each airport’s reference values and discount rate and the other variables used in calculating the maximum rates do not in any manner represent an undertaking by the Ministry of Communications and Transportation or the Mexican government as to the profitability of any concession holder. Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we are able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five-year period, we are not entitled to any adjustment to compensate for any shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico City. On December 31, 2007, the daily minimum wage in Mexico City was Ps. 50.6. As a result, the maximum penalty at such date could have been Ps. 2.5 million (U.S.$ 0.2 million) per airport.

Our concessions provide that, during 2000 and 2001, our calculation of workload units (one passenger or 100 kilograms of cargo) would include transit passengers. Beginning January 1, 2002, the Ministry of Communications and Transportation established that the calculation of workload units would not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms of cargo.

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

•

Macroeconomic conditions. A concession holder may request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican gross domestic product in a 12-month period, the workload units processed in the concession holder’s airport are less than those projected when its master development program was approved. To grant an adjustment under these circumstances, the Ministry of Communications and Transportation must have already allowed the concession holder to decrease its projected capital improvements under its master development program as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved.

•

Increase in concession tax under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

•

Failure to make required investments or improvements. The Ministry of Communications and Transportation annually is entitled to review each concession holder’s compliance with its master development program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development program, the Ministry of Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

•

Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Communications and Transportation is also entitled to assess penalties against the concession holder.

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

Reporting, Information and Consent Requirements

Concession holders and third parties providing services at airports are required to provide the Ministry of Communications and Transportation access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the Ministry of Communications and Transportation with any information that it may request. Each concession holder is also required to publish its annual audited consolidated financial statements in a principal Mexican newspaper within the first four months of each year.

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Communications and Transportation for such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

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

The Ministry of Communications and Transportation is required to be notified upon any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the Ministry of Communications and Transportation at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.

Penalties and Termination and Revocation of Concessions and Concession Assets

Termination of Concessions

Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

•	the expiration of its term;

•	its surrender by the concession holder;

•	the revocation of the concession by the Ministry of Communications and Transportation;

•	the reversion (rescate) of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure);

•	the inability to achieve the purpose of the concession, except in the event of force majeure;

•	the dissolution, liquidation or bankruptcy of the concession holder; or

•	the failure by the concession holder to satisfy the shareholding obligations set forth in the concession.

Following a concession’s termination, the concession holder remains liable for the performance of its obligations during the term of the concession.

Revocation of Concessions

A concession may be revoked by the Ministry of Communications and Transportation under certain conditions, including:

•	the failure by a concession holder to operate, maintain and develop an airport pursuant to the terms established in the concession;

•	the failure by a concession holder to maintain insurance as required under the Mexican Airport Law;

•	the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law;

•	any alteration of the nature or condition of an airport’s facilities without the authorization of the Ministry of Communications and Transportation;

•

use, with a concession holder’s consent or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican Air Traffic Control Authority, or that is involved in the commission of a felony;

•	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;

•	the failure by the concession holder to pay the Mexican government the airport concession tax;

•	failure to own at least 51% of the capital stock of subsidiary concession holders;

•	violation of the safety regulations established in the Mexican Airport Law and other applicable laws;

•	total or partial interruption of the operation of an airport or its airport or complementary services without justified cause;

•	the failure to maintain an airport’s facilities;

•	the provision of unauthorized services;

•	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;

•	charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate;

•	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within an airport; or

•	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

The Ministry of Communications and Transportation is entitled to revoke a concession without prior notice as a result of the first six events described above. In the case of other violations, a concession may be revoked as a result of a violation only if sanctions have been imposed at least three times with respect to the same violation.

Pursuant to the terms of our concessions, in the event the Ministry of Communications and Transportation revokes one of our concessions, it is entitled to revoke all of our concessions.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. On December 31, 2007, the daily minimum wage in Mexico City was Ps. 50.6. As a result, the maximum penalty at such date was Ps. 10.1 million (U.S.$ 0.9 million) for an individual failure to comply.

Consequences of Termination or Revocation of a Concession

Upon termination, whether as a result of expiration or revocation, the real estate and fixtures that were the subject of the concession automatically revert to the Mexican government. In addition, upon termination, the Mexican federal government has a preemptive right to acquire all other assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the Ministry of Communications and Transportation. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder. If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive. If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser appointed by the Mexican government.

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

Grants of New Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. The Federal Competition Commission has the power, under certain circumstances, to prohibit a party from bidding and to cancel an award after the process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:

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

Environmental Regulation

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y Protección Ambiental) (the “General Environmental Law”) and its regulations, which are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and enforced by the Ministry’s enforcement branch, the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) (the “Law on Waste”), which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, (Comisión Nacional del Agua), also a branch of the Ministry of the Environment and Natural Resources.

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

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters. As of December 31, 2007, Mexican Official Norms on soil contamination and waste management were in the process of being developed. Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our subsidiaries as of December 31, 2007.

Name of Company	Jurisdiction of Organization	Percentage Owned	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100	Holds concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100	Holds concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100	Holds concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100	Holds concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100	Holds concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100	Holds concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100	Holds concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100	Holds concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100	Holds concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100	Holds concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100	Holds concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100	Holds concession for Manzanillo International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100	Provider of administrative services to our other subsidiaries

Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100	Provider of operational services to our other subsidiaries

Puerta Cero Parking, S.A. de C.V.	Mexico	100	Provider of car parking administration services to our other subsidiaries

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican General Law of National Assets, all real estate and fixtures in our airports are owned by the Mexican government. Each of our concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional 50 years. The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the Ministry of Communications and Transportation and our compliance with the terms of our current concessions. Upon expiration of our concessions, these assets automatically revert to the Mexican government, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, except for those caused by normal wear and tear.

Our corporate headquarters are located in Guadalajara, Jalisco. We lease the office space for our corporate headquarters, located on the fifth, sixth, and seventh floors of La Torre Pacífico, from Guadalajara World Trade Center, S.A. de C.V. In addition to our corporate offices in Guadalajara, we also lease office space in Colonia Los Morales, in Mexico City from Racine, S.A. de C.V.

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. We also maintain general liability insurance, but do not maintain business interruption insurance. Among other insurance policies, we carry a Ps. 500 million insurance policy covering damages to our property and a U.S.$ 150 million policy covering personal and property damages to third parties, in each case applicable only to damages resulting from certain terrorist acts. We also carry a general Ps. 2.1 billion insurance policy covering damage to our assets and infrastructure and a U.S.$ 500 million insurance policy covering personal and property damages to third parties.

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

Our audited consolidated financial statements have been prepared in accordance with MFRS, which differ in certain respects from U.S. GAAP. See Note 24 to our audited consolidated financial statements for a description of the principal differences between MFRS and U.S. GAAP as they relate to us.

Overview

We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The substantial majority of our revenues is derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 80.9% of our total revenues in 2007 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.

We also derive revenues from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at our airports such as the leasing of space to restaurants and retailers. Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports. While we believe aeronautical revenues will continue to represent a substantial majority of our future total revenues, we anticipate that the future growth of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues.

Recent Developments

Report of the Federal Competition Commission on Mexico’s Airports

On October 1, 2007, the Chairman of Federal Competition Commission (Comisión Federal de Competencia, or the “Competition Commission”) released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports. The report alleged that, between 2001 and 2007, operating income (expressed as a percentage of total revenues) of Mexican airports was relatively high when compared with a sample of fifty international airports. In addition, the report suggested that aeronautical services charges at Mexican airports were more expensive than at most of the fifty comparison airports. The report also claimed that operating income at Mexican airports had increased principally as a result of increased passenger traffic, rather than increases in operating efficiency. To that end, the Competition Commission Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

•	Make economic efficiency a basis of tariff regulation for new concessions;

•	Include commercial services income as one of the factors in determining tariffs for new concessions;

•	Strengthen the independence of the regulatory agency, and increase the transparency of airport regulation;

•	Promote greater efficiency in scheduling at saturated airports;

•	Promote greater competition between airports;

•	Eliminate Aeropuertos y Servicios Auxiliares’ (“ASA”) role as exclusive fuel service provider;

•	Eliminate barriers to entry for taxi providers at airports; and

•	Be mindful of vertical integration among airports and airlines.

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared. We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Sureste and Grupo Aeroportuario del Centro Norte, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report, and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector. In addition, before the Competition Commission Chairman’s report was released, an initiative was introduced in Mexico’s Congress to make certain reforms to the Mexican Airports Law. Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future. See “Risk Factors— Risks Related to the Regulation of Our Business.”

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

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the years indicated.

	Year ended December 31,
	2005		2006		2007
Change in Mexican gross domestic product(1)		3.0%		4.8%		3.3%
Change in Mexican Consumer Price Index(2)		3.3%		4.0%		3.8%
Domestic terminal passengers(6)		11,524.5		12,476.8		15,736.7
International terminal passengers(6)		7,610.7		8,037.3		7,828.4
Total terminal passengers(6)		19,135.2		20,514.1		23,565.1
Cargo units(3)		1,444.9		1,606.0		1,608.2
Total workload units(6)		20,580.1		22,120.1		25,173.3
Change in total terminal passengers(4)		9.2%		7.2%		14.9%
Change in workload units(4)		8.5%		7.5%		13.8%
Aeronautical revenues(5)	Ps.	2,281.1	Ps.	2,480.2	Ps.	2,812.9
Change in aeronautical revenues		13.3%		8.7%		13.4%
Aeronautical revenues per workload unit	Ps.	110.8	Ps.	112.1	Ps.	111.7
Change in aeronautical revenues per workload unit(3)		4.4%		1.2%		(0.3)%
Non-aeronautical revenues(5)	Ps.	516.5	Ps.	566.0	Ps.	664.5
Change in non-aeronautical revenues(4)		20.2%		9.6%		17.4%
Non-aeronautical revenues per terminal passenger	Ps.	27.0	Ps.	27.6	Ps.	28.2
Change in non-aeronautical revenues per terminal passenger (4)		10.1%		2.2%		2.2%

(1)	In real terms, as reported by the Mexican Central Bank.
(2)	As reported by the Mexican Central Bank.
(3)	In thousands. One cargo unit is equivalent to 100 kilograms of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.
(4)	In each case, as compared to the previous period.
(5)	In millions of constant pesos.
(6)	In thousands.

In 2007, we had 23.6 million terminal passengers (15.8 million domestic and 7.8 million international), of which 121.0 thousand were on general aviation flights, and an additional 958 thousand transit passengers. Approximately 48.6% of our transit passengers are handled at Guadalajara International Airport.

Classification of Revenues

We classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Historically, a substantial majority of our revenues have been derived from aeronautical services. For example, in 2005, 2006 and 2007, 81.5%, 81.4% and 80.9%, respectively, of our revenues were derived from aeronautical services and the remainder of our revenues was derived from non-aeronautical services.

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

The following table sets forth our revenues from aeronautical services for the years indicated.

Aeronautical Revenues

	Year ended December 31,
	2005			2006			2007
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	1,830.3	80.2%	Ps.	1,984.1	80.0%	Ps.	2,339.1	83.2%
Landing charges		140.9	6.2		152.1	6.1		136.2	4.8
Aircraft parking charges		120.0	5.3		132.3	5.3		115.2	4.1
Airport security charges		31.7	1.4		34.4	1.4		39.4	1.4
Passenger walkway charges		24.7	1.1		27.5	1.1		23.3	0.8
Leasing of space to airlines		90.5	4.0		102.2	4.1		107.7	3.8
Revenues from complementary service providers(1)		43.0	1.8		47.6	2.0		52.0	1.9
Total Aeronautical Revenues	Ps.	2,281.1	100.0%	Ps.	2,480.2	100.0%	Ps.	2,812.9	100.0%

Other Information:
Total workload units(2)		20.6			22.1			25.2
Total aeronautical revenues per workload unit	Ps.	110.8		Ps.	112.1		Ps.	111.7
Change in aeronautical revenues(3)			13.3%			8.7%			13.4%
Change in total aeronautical revenues per workload unit(3)			4.4%			1.2%			(0.3)%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo.
(3)	In each case, as compared to the previous year.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are determined based on various factors, including projections of passenger traffic volumes, capital expenditures estimated under our master development programs, the Mexican Producer Price Index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Under the relevant agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in any future agreements. In 2005, 2006 and 2007, passenger charges represented 80.2%, 80.0% and 83.2%, respectively, of our aeronautical services revenues and 65.4%, 65.1% and 67.3%, respectively, of our total revenues.

Historically, we have set the prices we charge for regulated services at each airport in order to come as close as possible to the maximum rates we are allowed to charge for that airport in any given year, and we expect to continue to pursue this pricing strategy in the future. In December 2004, the Ministry of Communications and Transportation established new maximum rates applicable to our airports for the period from January 1, 2005 through December 31, 2009 that are higher than the maximum rates that were applicable to our airports for the prior five-year period. There can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future. For a discussion of risks relating to our ability to set specific prices, see “Item 3, Risk Factors—Risks Related to Our Operations—The principal domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future.”

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

Revenues from passenger charges have fluctuated in recent periods at our Tijuana International Airport and our Mexicali International Airport, as more passengers have been traveling to the United States have alternated between these airports and other alternative airports, such as our Guadalajara, Guanajuato and Aguascalientes International Airports. In 2005, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport increased by 2.2% and declined by 1.3%, respectively, as compared to 2004. In 2006, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport increased 9.2% and declined 3.8%, respectively, as compared to 2005. In 2007, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport increased by 29.0% and 30.1%, respectively, as compared to 2006. Passenger traffic volumes at both our Tijuana International Airport and our Mexicali International Airport principally reflect border-crossing volumes near each of these airports. Many of the passengers using our Tijuana International Airport and our Mexicali International Airport are traveling to and from the United States, and delays at the San Diego-Tijuana or the Calexico-Mexicali border crossing have caused travelers to use other routes to enter and leave the United States. We believe many travelers have elected to take direct flights to or from the United States from our Aguascalientes, Guanajuato and Guadalajara international airports.

The following table sets forth the number of passengers paying passenger charges for the years indicated. We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2005		2006		2007
		% change		% change		% change
	(in thousands, except percentages)
Guadalajara	2,682.3	5.1%	3,036.5	13.2%	3,447.9	13.5%
Tijuana	1,539.7	2.2	1,681.3	9.2	2,168.3	29.0
Puerto Vallarta	1,351.1	21.1	1,460.0	8.1	1,535.7	5.2
Los Cabos	1,218.3	35.0	1,342.9	10.2	1,426.0	6.2
Hermosillo	416.4	8.5	421.3	1.2	513.7	21.9
Guanajuato	541.9	7.0	561.0	3.5	620.3	10.6
Morelia	329.6	8.6	293.5	(11.0)	295.5	0.7
La Paz	214.2	0.4	223.0	4.1	309.6	38.8
Aguascalientes	169.2	(2.8)	189.1	11.7	227.5	20.3
Mexicali	209.4	(1.3)	201.4	(3.8)	262.0	30.1
Los Mochis	87.7	(9.3)	96.3	9.9	134.1	39.2
Manzanillo	116.2	25.9	113.1	(2.6)	120.5	6.5

Total	8,876.0	10.1%	9,619.4	8.4%	11,061.1	15.0%

Non-aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. However, the contribution to our total revenues from non-aeronautical services has increased recently, from 18.5% in 2005 to 19.1% in 2007, reflecting our business strategy of developing our commercial activities. During this period, our non-aeronautical revenues per terminal passenger increased, from Ps. 27.0 in 2005 to Ps. 28.2 in 2007. Our revenues from non-aeronautical services are principally derived from commercial activities. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

The following table sets forth our revenues from non-aeronautical activities for the years indicated.

Non-aeronautical Revenues

	Year ended December 31,
	2005			2006			2007
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Commercial activities:
Car parking charges	Ps.	106.5	20.6%	Ps.	113.6	20.1%	Ps.	134.9	20.3	% (1)
Leasing of space (1)		75.1	14.5		80.0	14.1		101.2	15.2	(2)
Car rentals		48.7	9.4		53.8	9.5		60.2	9.1
Food and beverage operations		44.0	8.5		56.5	10.0		66.8	10.1	(5)
Retail operations		49.5	9.6		60.7	10.7		69.0	10.4	(4)
Duty-free operations		46.0	8.9		48.8	8.6		55.2	8.3
Advertising		26.5	5.1		31.6	5.6		37.2	5.6
Communications		11.0	2.1		12.3	2.2		10.3	1.5
Financial services		6.4	1.2		6.8	1.2		6.6	1.0
Time-sharing		53.0	10.3		48.8	8.6		71.9	10.8	(3)
Other		27.5	5.5		30.4	5.4		27.9	4.2
Total commercial activities		494.2	95.7		543.3	96.0		641.2	96.5
Recovery of costs(2)		22.3	4.3		22.7	4.0		23.3	3.5
Total Non-aeronautical Revenues	Ps.	516.5	100.0%	Ps.	566.0	100.0%	Ps.	664.5	100.0%
Other Information:
Total terminal passengers(3)		19.1			20.5			23.6
Non-aeronautical revenues per terminal passenger	Ps.	27.0		Ps.	27.6		Ps.	28.2
Change in non-aeronautical revenues per terminal passenger(4)			10.1%			2.2%			2.2%
Car parking charges per terminal passenger	Ps.	5.6		Ps.	5.5		Ps.	5.7
Change in car parking charges per terminal passenger(4)			2.0%			(1.7)%			3.6%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.
(3)	In millions.
(4)	In each case, as compared to the previous year.

The majority of our non-aeronautical revenues is derived from commercial activities such as car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities) and rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as time-share developers, retail stores, food and beverage providers, car rental agencies and duty-free store operators, as well as advertising and fees collected from other miscellaneous sources, such as vending machines.

Leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We estimate that, prior to 2002, revenues from commercial activities in our airports generally accounted for less than 12% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a substantial majority of our future revenues, we anticipate that the future growth rate of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues. In recent years, non-aeronautical revenues per terminal passenger have increased (from Ps. 27.0 in 2005 to Ps. 28.2 in 2007), while our cost of services per workload unit has decreased 2.3% (Ps. 34.1 in 2005, as compared to Ps. 33.3 in 2007), resulting in non-aeronautical services contributing increasingly to our results of operations.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2005		2006			2007
	Amount		Amount		% change	Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	308.5	Ps.	323.1	4.7%	Ps.	351.7	8.9%
Maintenance		131.6		127.4	(3.2)		142.4	11.8
Safety, security and insurance		91.9		102.7	11.8		106.2	3.4
Utilities		72.3		85.4	18.1		90.3	5.7
Other		98.3		121.1	23.3		148.5	22.6
Total cost of services		702.6		759.7	8.1		839.1	10.5
Technical assistance fees		99.7		109.3	9.6		125.9	15.2
Concession taxes		138.9		151.3	8.9		172.8	14.2
Depreciation and amortization:
Depreciation (1)		113.9		191.7	68.3		201.7	5.2
Amortization (2)		552.4		552.4	0.0		552.4	0.0
Total depreciation and amortization		666.3		744.1	11.7		754.1	1.3

Total operating costs	Ps.	1,607.5	Ps.	1,764.5	9.8%	Ps.	1,892.0	7.2%

Other Information:
Total workload units (3)		20,580.1		22,120.1	7.5%		25,173.3	13.8%
Cost of services per workload unit		34.1		34.3	0.6%		33.3	(2.9)%
Cost of services margin (4)		25.1%		24.9%			24.1%

(1)	Reflects depreciation of fixed assets.
(2)	Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).
(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo.
(4)	Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and various other operating costs. In recent years, our cost of services per workload unit has decreased modestly from Ps. 34.1 in 2005 to Ps. 33.3 in 2007. This stability and control over our cost of services per workload unit, together with increases in revenues in recent years, has increased our operating margins (defined as income from operations divided by total revenues) by 300 basis points from 42.5% in 2005 to 45.5% in 2007.

Technical Assistance Fee and Concession Tax

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. The technical assistance fee for each of 2000 and 2001 was fixed at U.S.$ 7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the fee has been equal to the greater of U.S.$ 4.0 million (adjusted annually for U.S. inflation since August 25, 2000) and 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS).

Beginning November 1, 1998, we became subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession tax to the Mexican government, which is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession tax may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future. If the Mexican federal congress increases the concession tax, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

Depreciation and Amortization

Our depreciation and amortization expenses reflect primarily the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we depreciate the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs. Moreover, in 2006 and 2007, we recognized anticipated depreciation from some additions to and construction upon facilities carried out during 2006 and 2007, respectively. The amount of these effects were Ps. 35.8 and 10.9 million, respectively. Beginning in October 2004, we changed the amortization rates applicable to our concessions. The effect of this change was an increase of Ps. 34.5 million of amortization expense for the year ended December 31, 2005, as compared to 2004 (due to the fact that new rates were in effect for all of 2005 and only part of 2004), and an increase of Ps. 11.5 million for the year ended December 31, 2004, as compared to 2003 (due to the fact that the rates were in effect for part of 2004, but not in effect during 2003).

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis. Mexican companies are generally required to pay the greater of their income tax liability (determined at a rate of 30% for 2005, 29% for 2006, 28% for thereafter) or their asset tax liability (determined at a rate of 1.8% – until December 2006 and 1.25% in 2007 – of the average tax value of virtually all of their assets including, in our case, our concessions), less the average tax value of certain liabilities (until December 2006; beginning in 2007, no liabilities are deducted). Due to changes in the tax legislation, effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.50% or 0.25% of taxable income. If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In addition, any required payment of asset tax is creditable against the excess of income tax over asset tax of the following ten years. Mexican companies are exempt from the asset tax during the first three full fiscal years following the commencement of operations (which in our case occurred on November 1, 1998). Accordingly, we were exempt from the asset tax until December 31, 2001.

In 2005, 2006 and 2007, we and our subsidiaries paid an aggregate of Ps. 146.5 million, Ps. 125.9 million and Ps. 81.9 million, respectively, in asset taxes. As a result of changes in the Mexican tax law, the asset tax balance may be recovered through rebates over the following ten years of up to 10% of the total asset tax paid out and pending recovery, provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the three previous years, whichever is lower, when the income tax exceeds asset tax in any of those years.

On October 1, 2007, a new flat rate business tax (Impuesto Empresarial a Tasa Única, or “IETU”) was approved by the Mexican government and became effective as of January 1, 2008.

In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. This law, which eliminated the asset tax and replaced it with the IETU as described below, applies to individuals and companies with permanent establishment in Mexico. Such individuals and companies are required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter to an income determined based on cash flows. This income is determined by deducting authorized deductions (excluding wages, social security contributions and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law.

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

Beginning in January 2005, after the expiration of the five-year period and in order to optimize our effective tax rate and our long-term financial position, we elected to increase the tax amortization rates on our airport concessions and rights to use airport facilities at six of our 12 airports. As a result of the change in tax amortization rates and the increase in pre-tax income attributable to our recovery of commercial space at our Puerto Vallarta International Airport, in 2005 we reversed Ps. 40.6 million in valuation allowance charges and recorded a corresponding increase in our deferred tax asset.

Our effective tax rates in 2005, 2006 and 2007 were 41%, 29% and 17%, respectively. Our relatively high effective tax rate was historically the result of the valuation allowance we recorded each year against asset tax amounts that we did not expect to recover, prior to the final resolution in favor of the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports that was received in 2006. In 2007, our effective tax rate declined, reflecting an increase in our pre-tax income that was not matched by a proportionate increase in our tax provision, principally due to the favorable final resolution of, and partial refund in connection with, our tax claims in respect of the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports that produced: i) an adjustment reversing valuation allowances we took for those airports during 2002, 2003, 2004 and 2005 (such adjustment aggregating Ps. 144.8), and ii) a smaller valuation allowance for asset tax for the year 2006. The airports received the refund of Ps. 146,407 resulting in a pending balance of Ps. 62,156.

As a result of the enactment of IETU, the Company now has ten years, beginning in 2008 to recover existing asset tax credit carryforwards; as well, the IETU law established a mechanism to recover existing asset tax credit carryforwards that ultimately benefited the Company. Based on these changes which resulted in the Company’s ability to recover tax on assets that was previously determined to be unrecoverable, coupled with the Company’s financial projections from 2008 to 2017, in 2007, the Company recognized recoverable tax on assets paid in previous years for Ps. 354.9 million (Ps. 286.4 million nominal pesos), through the cancellation of the valuation allowance.

On January 1, 1999, we became subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2005	2006	2007
Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar(1)	(4.6)%	1.7%	1.0%
Mexican inflation rate(2)	3.3%	4.0%	3.8%
U.S. inflation rate(3)	3.4%	2.5%	4.1%
Increase in Mexican gross domestic product(4)	3.0%	4.8%	3.3%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de México, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 10.6344 per U.S. dollar as of December 31, 2005, Ps. 10.8116 per U.S. dollar as of December 31, 2006 and Ps. 10.9157 per U.S. dollar as of December 31, 2007.
(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de México. The Mexican consumer price index at year end was: 116.3010 in 2005, 121.0150 in 2006 and 125.5640 in 2007.
(3)	As reported by the U.S. Department of Labor, Bureau of Statistics.
(4)	In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of February, 19, 2008.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•

Depreciation and amortization expense. Through 2007, we restated our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments. Our airport concessions are being amortized on a straight-line basis over the life of the concession and rights acquired.

•

Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Because, through 2007, MFRS required Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period is higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been greater in the current period.

•

Comprehensive financing result (cost). As required by MFRS, our comprehensive financing cost reflects gains or losses from foreign exchange, gains or losses from monetary position (through 2007) and gains and losses from interest. As a result, it is impacted by both inflation and currency depreciation.

•

Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In accordance with the new Financial Reporting Standard (“NIF”) B-10 “Effects of Inflation”, since the cumulative inflation in Mexico measured by the Mexican Consumer Price Index in the three-year period ended December 31, 2007 was below 26%, we ceased recognizing the effects of inflation in our financial statements for the fiscal year beginning January 1, 2008.

Results of operations by Airport

The following table sets forth our results of operations for the years indicated for each of our principal airports.

Airport Results of operations

	Airport Operating Results
	Year ended December 31,
	2005		2006		2007
	(millions of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	718.2	Ps.	809.3	Ps.	930.1
Non-aeronautical services		171.7		201.3		232.9
Total revenues		889.9		1,010.6		1,163.0
Operating costs		469.1		533.4		538.8
Costs of services		261.0		281.2		298.1
Depreciation and amortization		208.1		252.2		240.7
Income from operations		420.8		477.2		624.2
Operating margin (1)		47.3%		47.2%		53.7%
Tijuana
Revenues:
Aeronautical services	Ps.	312.2	Ps.	342.0	Ps.	424.3
Non-aeronautical services		40.5		46.4		53.5
Total revenues		352.7		388.4		477.8
Operating costs		272.9		286.8		304.9
Costs of services		139.1		152.0		168.4
Depreciation and amortization		133.8		134.8		136.5
Income from operations		79.8		101.6		172.9
Operating margin (1)		22.6%		26.2%		36.2%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	364.8	Ps.	397.6	Ps.	418.0
Non-aeronautical services		78.7		86.8		110.5
Total revenues		443.5		484.4		528.5
Operating costs		208.9		227.7		245.7
Costs of services		122.7		129.2		144.1
Depreciation and amortization		86.2		98.5		101.6

	Airport Operating Results
	Year ended December 31,
	2005		2006		2007
	(millions of pesos, except percentages)
Income from operations		234.6		256.7		282.8
Operating margin (1)		52.9%		53.0%		53.5%
Los Cabos:
Revenues:
Aeronautical services	Ps.	339.9	Ps.	379.4	Ps.	403.6
Non-aeronautical services		125.8		129.0		152.6
Total revenues		465.7		508.4		556.2
Operating costs		170.7		183.5		219.2
Costs of services		109.1		119.7		151.4
Depreciation and amortization		61.6		63.8		67.8
Income from operations		295.0		324.9		337.0
Operating margin (1)		63.3%		63.9%		60.6%
Hermosillo:
Revenues:
Aeronautical services	Ps.	118.6	Ps.	115.7	Ps.	132.2
Non-aeronautical services		23.2		22.4		24.1
Total revenues		141.8		138.1		156.3
Operating costs		94.0		101.6		110.0
Costs of services		58.9		63.7		70.6
Depreciation and amortization		35.1		37.9		40.4
Income from operations		47.8		36.5		45.3
Operating margin (1)		33.7%		26.4%		29.0%
Guanajuato:
Revenues:
Aeronautical services	Ps.	140.0	Ps.	147.1	Ps.	160.7
Non-aeronautical services		27.9		27.3		31.4
Total revenues		167.9		174.4		192.1
Operating costs		95.3		100.2		107.7
Costs of services		60.1		63.4		69.7
Depreciation and amortization		35.2		36.8		38.0
Income from operations		72.6		74.2		84.4
Operating margin (1)		43.2%		42.5%		44.0%
Other (2):
Revenues:
Aeronautical services	Ps.	287.5	Ps.	289.1	Ps.	344.0
Non-aeronautical services		48.7		52.8		59.4
Total revenues		336.2		341.9		403.4
Operating costs		302.2		331.3		365.1
Costs of services		200.7		216.6		241.3
Depreciation and amortization		101.5		114.7		123.8
Income from operations		33.9		10.6		38.3
Operating margin (1)		10.1%		3.2%		9.5%
Total:
Revenues:
Aeronautical services	Ps.	2,281.1	Ps.	2,480.2	Ps.	2,812.9
Non-aeronautical services		516.5		566.0		664.4
Total revenues		2,797.6		3,046.2		3,477.3
Operating costs		1,613.1		1,764.5		1,891.9
Costs of services		951.6		1,025.8		1,143.6
Depreciation and amortization		661.5		738.7		748.8
Income from operations		1,184.5		1,281.7		1,584.9
Operating margin (1)		42.3%		42.1%		45.6%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our airports located in Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo.

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

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results
	Year ended December 31,
	2005		2006			2007
	Amount		Amount		% change	Amount		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	2,281,135	Ps.	2,480,210	8.7%	Ps.	2,812,869	13.4%
Non-aeronautical services		516,509		565,983	9.6		664,455	17.4
Total revenues		2,797,644		3,046,193	8.9		3,477,324	14.2
Operating costs:
Cost of services		702,563		759,747	8.1		839,119	10.4
Technical assistance fees		99,718		109,277	9.6		125,857	15.2
Concession taxes		138,944		151,333	8.9		172,846	14.2
Depreciation and amortization		666,276		744,137	11.7		754,097	1.3
Total operating costs		1,607,500		1,764,494	9.8		1,891,919	7.2
Income from operations		1,190,143		1,281,699	7.7		1,585,405	23.7
Net comprehensive financing income (expense)
Interest income, net		96,978		77,957	(19.6)		152,806	96.8
Exchange (loss) gain, net		(11,671)		5,551	147.6		(2,078)	(137.4)
Monetary position loss		(50,916)		(55,169)	8.3		(59,117)	7.2
Gain (loss) from embedded derivatives		(21,907)		1,850	(108.4)		5,732	154.7
Net comprehensive financing income (expense)		12,484		30,189	141.8		97,343	222.4
Other (expense) income		(1,602)		245	(115.3)		(2,352)	(1,060.0)
Income before income taxes		1,201,026		1,312,133	9.3		1,680,396	28.1
Income tax expense		489,757		384,108	(21.4)		277,577	(27.7)
Consolidated net income		711,269		928,025	30.5		1,402,819	51.2
Other operating data (unaudited):
Operating margin (1)		42.3%		42.1%			45.6%
Net margin (2)		25.4%		30.5%			40.3%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Revenues

Total revenues for 2007 increased 14.2%, from Ps. 3,046.2 million in 2006 to Ps. 3,477.3 million in 2007. This increase was mainly due to a 13.4% increase in aeronautical services revenues and a 17.4% increase in non-aeronautical services revenues.

Aeronautical services revenues increased 13.4%, from Ps. 2,480.2 million in 2006 to Ps. 2,812.9 million in 2007. This increase was due primarily to increased revenues from passenger charges fees, which increased Ps. 355 million, driven by a 14.9% increase in total passenger traffic (representing 106.7% of the increase in aeronautical services revenues and 82.3% of the increase in total revenues). However, this increase was partially offset by the decline of Ps. 37.2 million in revenues from airplane landing, parking fees and boarding fees, a decrease of 11.9% compared to 2006. This was the result of the incentives offered to all airlines to attract new routes and frequencies to and from our airports.

As a result of the aforementioned and according to the concession agreements for the recognition of the effect of inflation and the application of the efficiency factor, both under the maximum tariff, aeronautical revenues per passenger decreased 0.3%, from Ps. 112.1 in 2006 to Ps. 111.7 in 2007.

Non-aeronautical services revenues for 2007 increased Ps. 98.5 million, or 17.4% compared to 2006. This increase is mainly attributable to revenues derived from the leasing of space to timeshare developers, which increased Ps. 23.1 million, revenues from parking spaces, which rose by Ps. 21.3 million, revenues from the leasing of commercial spaces, which increased Ps. 21.2 million, and revenues from the leasing of space to food and beverage vendors, which increased by Ps. 10.3 million. These increases led to overall growth in commercial revenues of Ps. 97.9 million, or 25.4% when compared to 2006 (which represented an increase in non-aeronautical service revenues of 77.0% and 17.6% of the total revenue increase). Overall revenue from non-aeronautical services per passenger during 2007 was Ps. 28.2, compared to Ps. 27.6 in 2006, an increase of 2.2%.

Operating Costs

Cost of Services

Cost of services for 2007 increased by Ps. 79.4 million, or 10.4%, from Ps. 759.7 million in 2006 to Ps. 839.1 million in 2007, mainly due to a Ps. 15.0 million increase in the cost of airport maintenance and due primarily to a total provision of Ps. 46.3 million for the employee transfer under which unionized employees of each of our subsidiary airport companies were transferred to a new subsidiary, Corporativo de Servicios Aeroportuarios, S.A. de C.V., effective January 1, 2008. We believe the employee transfer, which did not affect workers’ rights under applicable collective bargaining agreements, is expected to provide for more equitable compensation among our workforce at different airports as well as more consistent employee costs going forward.

Technical Assistance Fee and Concession Tax

The technical assistance fee increased 15.2%, from Ps. 109.3 million in 2006 to Ps. 125.9 million in 2007, mainly because, operating income, as a percentage of the Company’s revenues, grew more than operating expenses. As a result of increased revenues, government concession fees increased by 14.2%, from Ps. 151.3 million in 2006 to Ps. 172.8 million in 2007.

Depreciation and Amortization

Depreciation and amortization increased 1.3%, from Ps. 744.1 million in 2006 to Ps. 754.1 million in 2007, mainly due to the 5.2% increase in depreciation due to the increase in our infrastructure to fulfill the master development programs and our commitment to provide better services to our clients. The concession’s amortization did not report any change.

Income from Operations

Operating income increased 23.7%, from Ps. 1,281.7 million in 2006 to Ps. 1,585.4 million in 2007.

Our operating margin increased 340 basis points, from 42.1% in 2006 to 45.6% in 2007, mainly due to our increase in revenues, offset by the increase in operating expenses.

The main airports that contributed to the increase in income from operations for the year ended December 31, 2007 were Tijuana (income from operations increased 71.3%, from 101.6 million to Ps. 172.9 million and the operating margin increased 38.6%, from 26.2% to 36.2%), Guadalajara (income from operations increased 30.8%, from Ps. 477.2 million to Ps. 624.2 million and the operating margin increased 13.5%, from 47.2% to 53.7%), Los Cabos (income from operations increased 3.7%, from Ps. 324.9 million to Ps. 337.0 million and the operating margin decreased 5.2% from 63.9% to 60.6%) and Puerto Vallarta (income from operations increased 10.2%, from Ps. 256.7 million to Ps. 282.8 million and the operating margin increased 0.5%, from 53.0% to 53.5%). The improvement in Tijuana and Guadalajara was mainly a result of an increase in passenger traffic volumes, and to cost controls. In the case of Puerto Vallarta there were only slight changes in operating margins.

Comprehensive Financing Result

The comprehensive financing result in 2007 increased by Ps. 67.1 million, or 223.2%, reaching an income of Ps. 97.3 million compared to the Ps. 30.2 million comprehensive financing income reported in 2006. This increase was derived from the interest gained on financial investments, which generated Ps. 26.4 million more than the previous year, but mainly due to recognizing the Ps. 68.5 million update of the Asset Tax that will be recovered according to the new IETU Tax Law. These increases were offset by an interest expense of Ps. 20.1 million incurred in 2007 corresponding to the credit facility signed during the year for the financing of the master development plan projects at the Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato Airports.

Income Taxes and Asset Tax

Income taxes for 2007 resulted in a charge of Ps. 277.6 million, which consists of the following: a) taxes paid for the year of Ps. 492.9 million, b) minus the benefit from the asset tax recovery of Ps. 286.4 million, stemming from the new Mexican Tax Law IETU, which became effective January 1, 2008, c) plus cancellation of recoverable income tax of Ps. 42.8 million and d) plus deferred income tax of Ps. 28.3 million. The effective tax rate for the Company decreased from 29.3% in 2006 to 16.5% for 2007. This decrease was mainly driven by the aforementioned factors, as well as due to the 28.1% increase in income before taxes.

Net Income

Net income increased Ps. 474.8 million due to the improvement in operating results, previously mentioned, as well due to the benefit in the comprehensive financing result. The Company’s net income increased 51.2%, from Ps. 928.0 million in 2006 to Ps. 1,402.8 million in 2007. Net margin increased from 30.5% in 2006 to 40.3% in 2007, due to the aforementioned factors.

Results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Revenues

Total revenues for 2006 reached Ps. 3,046.2 million, 8.9% higher than the Ps. 2,797.6 million recognized in 2005, reflecting increases in aeronautical services revenues of 8.7% and non-aeronautical services revenues of 9.6%.

Aeronautical services revenues increased 8.7% from Ps. 2,281.1 million in 2005 to Ps. 2,480.2 million in 2006, due principally to a 7.2% increase in terminal passenger traffic and due to a lesser extent to a 2.2% increase in our maximum rates. As a result of these factors, aeronautical revenue per workload unit increased 1.2% from Ps. 110.8 in 2005 to Ps. 112.2 in 2006.

Non-aeronautical services revenues increased Ps. 49.5 million, or 9.6% compared to 2005. Revenues from food and beverage operations, retail shops, parking, advertising, leasing of commercial space, leasing of space to car rental companies and “duty paid” and “duty-free” shops together represented 98.5% (Ps. 48.8 million) of the increase. However, offsetting this amount was a Ps. 4.2 million decline in revenues from the leasing of space to time-share developers mainly due to the fact that the Los Cabos airport received a one-time payment of Ps. 21.7 million from the leasing of space to time-share developers during 2005. Non-aeronautical revenue per passenger was Ps. 27.6, compared to Ps. 27.0 in 2005, an increase of 2.2%.

Operating Costs

Cost of Services

Cost of services increased 8.1% in 2006 compared to 2005, principally due to an increase in utility costs of 18.1%, which was mainly a result of an increase in the price of electricity and an increase in the consumption of electricity caused by the development of our infrastructure at the airports under our master development programs. Also, there was a 23.3% increase in other costs of services, due mainly to auditor fees associated with our activities to ensure compliance with the Sarbanes-Oxley Act of 2002 and technical consulting fees. Meanwhile, maintenance decreased 3.2% and personnel costs increased 4.7%, compared to 2005. As a percentage of total revenues, cost of services decreased by 0.7%, from 25.1% in 2005 to 24.9% in 2006. Cost of services per workload unit increased 0.6% compared to 2005, from Ps. 34.1 in 2005 to Ps. 34.3 in 2006.

Technical Assistance Fee and Concession Tax

The technical assistance fee increased 9.6% from Ps. 99.7 million in 2005 to Ps. 109.3 million in 2006, due to the higher income from operations reported in 2006. Government concession taxes increased 8.9% from Ps. 138.9 million in 2005 to Ps. 151.3 million in 2006, reflecting the higher revenues earned in 2006.

Depreciation and Amortization

The 11.7% increase in depreciation and amortization, from Ps. 666.3 million in 2005 to Ps. 744.2 million in 2006, was due primarily to a 68.4% increase in depreciation, from Ps. 113.8 million in 2005 to Ps. 191.7 million in 2006, which, in turn, was due mainly to a 53.0% increase in our buildings, building improvements, machinery and equipment in 2006. Furthermore, in 2006, we experienced accelerated amortization of certain building improvements realized at our airports in previous years, which were replaced in 2006, prior to the expiration of their expected useful life, which amounted to Ps. 35.8 million, representing 46.0% of the total increase. Amortization of the concessions remained unchanged.

Income from Operations

Income from operations increased 7.7%, from Ps. 1,190.1 million in 2005 to Ps. 1,281.7 million in 2006. The operating margin declined in 2006, from 42.5% in 2005 to 42.1%. This decline reflected the slight increase in total operating costs relative to total revenues, these having increased by 9.8% and 8.9%, respectively.

The main airports that contributed to the increase in income from operations for the year ended December 31, 2006 were Tijuana (income from operations increased 27.3%, from 79.8 million to Ps. 101.6 million and the operating margin increased 3.6%, from 22.6% to 26.2%), Guadalajara (income from operations increased 13.4%, from Ps. 420.8 million to Ps. 477.2 million and the operating margin decreased 0.1%, from 47.3% to 47.2%), Los Cabos (income from operations increased 10.1%, from Ps. 295.0 million to Ps. 324.9 million and the operating margin increased 0.6% from 63.3% to 63.9%) and Puerto Vallarta (income from operations increased 9.4%, from Ps. 234.6 million to Ps. 256.7 million and the operating margin increased

0.1%, from 52.9% to 53.0%). The improvement in Tijuana was mainly a result of an increase in revenues, and to a lesser extent to cost controls. In the cases of Guadalajara, Los Cabos and Puerto Vallarta there were only slight changes in operating margins.

Comprehensive Financing Result

In 2006, we recorded comprehensive financing income of Ps. 30.1 million, as compared to Ps. 12.5 million in 2005, representing a 141.8% increase. This increase resulted from a variation in results from embedded derivatives, in respect of which we recorded a loss of Ps. 21.9 million in 2005, as compared to a gain of Ps. 1.9 million in 2006, as well as the 1.7% depreciation of the Mexican peso against the U.S. dollar in 2006, which, in view of our possession of dollar-denominated assets, led to an exchange rate gain of Ps. 5.6 million in 2006, as compared to an exchange rate loss of Ps. 11.7 million in 2005. In 2006, we also benefited from the Ps. 18.7 million recorded as a result of the resolution, in October 2006, in respect of six of our airports, of our asset tax dispute with the Mexican Treasury Department. Offsetting these gains was our loss on monetary position, which increased 8.4% in 2006, as compared to 2005, due to an increase in inflation and a greater position in monetary assets, as well as a 39.5% reduction in interest on investment securities, which interest declined by Ps 19.0 million in 2006 due to a reduction in Mexican domestic interest rates and a 21% lower average cash balance in 2006, as compared to 2005.

Income Taxes and Asset Tax

The provision for income taxes and asset tax declined 21.4% in 2006, to Ps. 384.1 million from Ps. 489.7 million in 2005, due mainly to the resolution, in October 2006, in respect of certain of our airports, of our asset tax dispute with The Mexican Treasury Department, which produced a benefit of Ps. 119.5 million (144.8 million nominal pesos) to our valuation allowance. Our effective tax rate declined from 40.8% in 2005 to 29.3% in 2006, reflecting, in addition to the foregoing, the increase in earnings before taxes of 9.3%.

Net Income

Net income increased 30.5% when compared to 2005, from Ps. 711.3 million to Ps. 928.0 million in 2006, while the net margin increased from 25.4% to 30.5%, due to the aforementioned factors.

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we had not incurred any significant indebtedness until 2007. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2005, 2006 and 2007, we used Ps. 1,136.0 million, Ps. 774.3 million and Ps. 1,171.6 million, respectively, of our cash balances for the payment of dividends.

At December 31, 2006 and 2007, we had Ps. 1,060.7 million and Ps. 1,666.1 million, respectively, of cash, cash equivalents and financial investments held for trading purposes. This increase was due in part to existing funds from a bank loan of Ps. 346.4 million (in connection with the credit agreement described below), which is expected to be used for capital expenditures in 2008. We believe our working capital and resources expected to be generated from operations, in conjunction with the proceeds from the credit agreement described below, will continue to meet our present requirements.

We executed an unsecured peso-denominated credit agreement with Banco Nacional de México (Banamex) on August 31, 2007, which provides financing in an amount of Ps. 1,214.0 million, which we expect to use to fund capital expenditures that we anticipate undertaking through January 2009 at our Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato international airports. This amount will be available for disbursement in three separate tranches as follows: (i) Ps. 600.0 million which was available on September 7, 2007, (ii) Ps. 344.0 million at any time prior to January 31, 2008, and (iii) Ps. 270.0 million at any time prior to January 31, 2009.

On September 7, 2007, we borrowed the first available tranche of Ps. 600.0 million as follows: the Los Cabos airport borrowed Ps. 330.0 million, the Puerto Vallarta airport borrowed Ps. 193.0 million, the Hermosillo airport borrowed Ps. 44.0 million and the Guanajuato airport borrowed Ps. 33.0 million. The borrowings mature in seven years from the date of the borrowing and bear a fixed interest rate of 8.52% on unpaid balances. Interest payments and amortization of principal are required to be made in 28 equal and consecutive quarterly payments. We paid the first amortization of principal and interest on December 7, 2007. We have to comply with the following covenants, among others: (i) limitation on the use of proceeds for the financing of capital expenditures and working capital, (ii) restriction on the incurrence of other debt by any subsidiary, (iii) prohibition on the merger of our Company (or any of its subsidiaries) with any other company, (iv) prohibition on the sale or transfer of assets in an amount greater than Ps. 1.0 million, without previous authorization from Banamex, (v) maintenance of certain financial ratios and (vi) prohibition of dividends in case the airports are unable to fulfill their obligations under the credit agreement.

In 2007, we generated Ps. 2,020.2 million from operating activities, as compared to Ps. 1,525.5 million in 2006, principally reflecting an increase in our income from operations discussed above after taking into consideration non-cash charges such as depreciation, amortization and deferred income tax. Income generated from operations was mainly used to make a dividend payment of Ps. 837.7 million on May 18, 2007 and Ps. 333.9 on October 31, 2007, as well as to invest approximately Ps. 932.3 million in machinery and equipment and improvements to our airport facilities.

On January 25, 2006, we entered into a line of credit with a financial institution, which provides for the issuance of letters of credit up to an aggregate amount of Ps. 300 million in order to guarantee all amounts claimed by municipal authorities and referred to in Note 18.b to our audited consolidated financial statements. Until the line of credit expires in 2009, our airports will be subject to certain financial covenants thereunder, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including airport concessions) and reserves for inflationary effects, in each case under MFRS) of at least Ps. 2,100 million, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letter of credit and (iii) earn consolidated annual EBITDA (as defined in the credit agreement) of at least Ps. 1,000 million. On February 9, 2006, an irrevocable standby letter of credit was issued in respect of the Tijuana tax claim in the amount of Ps. 141.8 million (nominal value). The standby letter of credit was granted to the bond institution that issued the bond to municipal authorities in Tijuana in order to release the encumbrance described in Note 18.b to our audited consolidated financial statements.

Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development program for approval by the Ministry of Communications and Transportation every five years. Each master development program includes investment commitments (including capital expenditures and improvements) applicable to us as concession holder for the succeeding five-year period. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. In December 2004, the Ministry of Communications and Transportation approved our master development programs for each of our airports for the 2005 to 2009 period. These 5-year programs will be in effect from January 1, 2005 until December 31, 2009.

The following table sets forth our historical capital expenditures, which reflect our actual expenditures (as compared to our committed investments, which are presented further below), by airport, for the years indicated. The substantial majority of these investments were made under the terms of our master development programs.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2005		2006		2007
	(thousands of pesos)
Guadalajara	Ps.	177,842	Ps.	195,738	Ps.	238,682
Tijuana		34,887		39,766		25,401
Puerto Vallarta		148,968		150,711		178,223
Los Cabos		31,770		151,507		318,842
Hermosillo		45,553		41,236		17,330
Guanajuato		24,008		13,507		11,637
Morelia		37,214		17,552		2,164
La Paz		32,864		11,053		8,594
Aguascalientes		19,827		5,696		22,147
Mexicali		32,968		26,659		12,256
Los Mochis		20,656		12,966		15,254
Manzanillo		17,864		23,287		8,323
Other		9,790		(23,919)		72,764

Total	Ps.	634,210	Ps.	665,760	Ps.	931,617

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2005		2006		2007
	(thousands of pesos)
Terminals	Ps.	247,678	Ps.	171,931	Ps.	406,804

Runways and aprons		202,147		270,980		276,597

Machinery and equipment		67,849		108,871		65,966

Other		116,536		113,978		182,250

Total	Ps.	634,210	Ps.	665,760	Ps.	931,617

Our capital expenditures from 2005 through 2007 were allocated to the following types of investments at the majority of our airports:

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

The following table sets forth our estimated committed investments for each airport for 2005 through 2009 under our master development programs. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation and have been adjusted by us to take into consideration increases in petroleum and steel prices since the Ministry’s approval. We are required to comply with the investment obligations under these programs on a year-by-year basis. For a discussion of the regulations applicable to our compliance with our master development programs, see “Regulatory Framework—Master Development Programs.”

Estimated Committed Investments by Airport

	Year ended December 31,
	2005		2006		2007		2008		2009
	(thousands of pesos)(1)(2)(3)
Guadalajara	Ps.	221,029	Ps.	162,231	Ps.	182,321	Ps.	156,512	Ps.	26,719
Tijuana		73,242		29,178		24,668		51,270		58,659
Puerto Vallarta		190,673		102,525		157,102		29,395		19,774
Los Cabos		54,501		178,569		155,249		227,932		199,996
Hermosillo		51,656		44,820		14,578		22,912		47,906
Guanajuato		38,032		21,368		14,563		34,424		29,316
Morelia		43,038		24,714		8,166		10,212		35,389
La Paz		40,906		20,359		9,119		13,903		20,637
Aguascalientes		16,157		9,178		7,794		16,798		29,861
Mexicali		65,763		17,603		14,362		17,573		16,487
Los Mochis		16,308		11,630		8,682		14,687		11,216
Manzanillo		34,888		25,214		11,917		10,807		16,027

Total	Ps.	846,193	Ps.	647,389	Ps.	608,521	Ps.	606,425	Ps.	511,987

(1)	Figures expressed in constant pesos as of December 31, 2004 based on the Mexican production, merchandise and construction price index (Índice Nacional de Precios a la Producción, Mercancías y Servicios Finales, Sector Secundario Construcción), which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican Producer Price Index. Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.
(2)	Reflects changes to the master development programs for our Puerto Vallarta and Los Cabos airports agreed to with the Ministry of Communications and Transportation in 2007.
(3)	Variations in estimated committed investment amounts reported by us from time to time are the result of changes in the allocation of investment amounts to different airports and revisions to, and deferrals of, investments in baggage screening systems, which investments cannot be finalized until we reach a definitive agreement with our various airline customers.

The following table sets forth our estimated committed investments for 2005 through 2009 by type of investment:

Estimated Committed Investments by Type

	Year ended December 31,
	2005		2006		2007		2008		2009
	(thousands of pesos)(1)(2)(3)
Terminals	Ps.	220,943		Ps. 121,055	Ps.	247,043	Ps.	298,476	Ps.	225,305
Runways and aprons		154,424		350,617		212,660		187,384		180,045
Machinery and equipment		52,483		36,853		17,690		11,011		8,387
Baggage screening systems—initial investments		333,224		0		0		0		0
Baggage screening system—additional investments		20,358		64,042		64,042		64,042		64,042
Other		64,761		74,822		67,086		45,512		34,208

Total	Ps.	846,193	Ps.	647,389	Ps.	608,521	Ps.	606,425	Ps.	511,987

(1)	Figures expressed in constant pesos as of December 31, 2004 based on the Mexican production, merchandise and construction price index (Índice Nacional de Precios a la Producción, Mercancías y Servicios Finales, Sector Secundario Construcción), which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican Producer Price Index. Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.
(2)	Reflects changes to the master development programs for our Puerto Vallarta and Los Cabos airports agreed to with the Ministry of Communications and Transportation in 2007.
(3)	Variations in estimated committed investment amounts reported by us from time to time are the result of changes in the allocation of investment amounts to different airports and revisions to, and deferrals of, investments in baggage screening systems, which investments cannot be finalized until we reach a definitive agreement with our various airline customers.

In 2005, the Mexican government issued a policy letter calling for all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although the Mexican Airport Law clearly specifies that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised. We maintain that the new policy will not be implemented at our airports until we enter into a written agreement with our airline customers regarding the allocation of cost and responsibility. We hope to reach a definitive agreement with our airline customers regarding the allocation of costs and then proceed with the purchase and installation of new equipment.

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

We expect to continue funding the majority of our operations in the short-term and long-term through cash flow from operations, although we have incurred indebtedness. We expect to allocate a majority of our investments for the period 2005 through 2009 to our five largest airports. In particular, a portion of our investments is being dedicated to expanding and remodeling the Guadalajara, Puerto Vallarta and Los Cabos international airports terminals.

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

We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Income Taxes

In conformity with Bulletin D-4, “Accounting for Income Tax, Asset Tax and Statutory Employee Profit Sharing”, of MFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2007, we recorded, within the long-term deferred income tax asset, an estimated amount of recoverable asset tax paid, based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Morelia, Puerto Vallarta and Tijuana airports. As a result of changes in Mexican tax law, the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years, provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the three previous years, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring on 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes, La Paz and Mexicali airports. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense.

Beginning October 2007, and according to Interpretation of Financial Reporting Standard (“INIF”) 8, “Effects of the Business Flat Tax”, based on its financial projections, the Company must determine whether it will incur regular income tax or the new Business Flat Tax (“IETU”) and, accordingly, recognize deferred taxes based on the tax it expects to pay.

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

Principal Differences Between MFRS and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP. See Note 24 to our audited consolidated financial statements for a discussion of these differences. Consolidated net income under U.S. GAAP was Ps. 959.3 million, Ps. 1,141.3 million and Ps. 1,756.8 million for the years ended December 31, 2005, 2006 and 2007, respectively.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007.

	Payments due by period
Contractual Obligations	Total	Less than 1 year(4)		1-3 years	3-5 years		More than 5 years
	(in millions of pesos)
Master Development Programs (1)	Ps. 1,451.6	Ps. 939.6	(5)	Ps. 512.0	Ps. N/A	(6)	Ps. N/A	(6)
Purchase Obligations (2)	463.8	54.6		184.4	224.8		0.0
Operating Lease Obligations (3)	14.4	6.0		8.4	0.0		0.0

Total	Ps. 1,929.8	Ps. 1,000.2		Ps. 704.8	Ps. 224.8		Ps. N/A

(1)	Figures expressed in constant pesos as of December 31, 2004 based on the Mexican production, merchandise and construction price index (Índice Nacional de Precios a la Producción, Mercancías y Servicios Finales, Sector Secundario Construcción), which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican producer price index. Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.
(2)	Reflects a minimum fixed annual payment of U.S.$ 4.0 million required to be paid under our technical assistance agreement, assuming an average exchange rate of Ps. 10.9169 per U.S. dollar and an annual U.S. inflation rate of 2.7%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2008.
(5)	The difference between this amount and the amount for 2006 in the table titled “Estimated Committed Investments by Type” above reflects baggage screening equipment that was provided for in our master development programs for 2005 but which we did not purchase in 2005, and have therefore carried forward.
(6)	In the fifth year of the master development programs, a negotiation will take place with the Ministry of Communications and Transportation to determine the new master development program commitments for the subsequent five-year period.

New Accounting Pronouncements

MFRS

In 2007, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and INIFs, which became effective for fiscal years beginning on January 1, 2008:

NIF B-2, Statement of Cash Flows

NIF B-10, Effects of Inflation

NIF B-15, Translation of Foreign Currencies

NIF D-3, Employee Benefits

NIF D-4, Taxes on Income

INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust it to Fair Value

INIF 6, Timing of Formal Hedge Designation

INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset

Some of the significant changes established by these standards are as follows:

NIF B-2, Statement of Cash Flows. This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

NIF B-10, Effects of Inflation. NIF B-10 defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized.

NIF B-15, Translation of Foreign Currencies. NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency; and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

NIF D-3, Employee Benefits. This NIF addresses current and deferred statutory employee profit sharing (“PTU”). Deferred PTU should be calculated using the same methodology established in Bulletin D-4, Income Taxes, Tax on Assets and Statutory Employee Profit Sharing. It also includes the career salary concept and the amortization period of most items is reduced to a five-year period or less, provided an employees’ remaining labor life is less than the:

•	Beginning balance of the transition liability for severance and retirement benefits,

•	Beginning balance of past service cost and changes to the plan,

•	Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008, and the

•

Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a five-year period (net of the transition liability), with the option to fully amortize such item against the results of 2008.

NIF D-4, Taxes on Income. This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative income tax effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust it to Fair Value. INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument’s initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10, Derivative Financial Instruments and Hedging Activities. INIF 5 also establishes that the effect of the change should be prospectively recognized, affecting results of the period in which this INIF becomes effective. If the effect of the change is material, it should be disclosed.

INIF 6, Timing of Formal Hedge Designation. INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship. Paragraph 51.a) of Bulletin C-10 only considered the hedge designation at the inception of the transaction.

INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset. INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, whose price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10. The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

On November 30, 2006, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 12, Service Concession Arrangements. The Interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The Interpretation does not address the accounting for the government (grantor) side of such arrangements. Accounting for concessions is not specifically addressed in MFRS, for which reason IFRIC 12 will be applied supplementally in the Company’s consolidated financial statements.

U.S. GAAP

In September 2006 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 Fair Value Measurements.

SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. This statement clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities such as derivatives measured at fair value under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities such as asset retirement obligations measured at fair value at initial recognition, long-lived asset groups measured at fair value under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, liabilities for exit or disposal activities measured at fair value under SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, etc. The adoption of this standard is not expected to have a material impact on Company’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is for fiscal years beginning after November 15, 2007. The adoption of this standard is not expected to have a material impact on Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) Business Combinations, a replacement of FASB No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value as of the acquisition date. The Statement also establishes disclosures requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. The Company has not yet determined the impact, if any, of the adoption of FAS 141(R) on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which enhances the current disclosure framework in SFAS No.133, Accounting for Derivative Instruments and Hedging Activities. SFAS No.161 primarily requires (i) qualitative disclosures about objectives and strategies for using derivatives in the context of each instrument’s primary underlying risk exposure; (ii) quantitative disclosures about the location and fair value amounts of and gains and losses on derivative instruments, in a tabular format; and (iii) disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is in the process of determining the effects of this new standard on its consolidated financial information.

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

On April 28, 2008, the Shareholders’ Meeting changed the composition of our Board of Directors as set forth in the following table which lists the title, date of appointment, age and alternate of each of our current directors.

Name	Title	Director since	Age	Alternate
Laura Diez Barroso Azcárraga*	Chairman and Director (AMP)	February 7, 2006	57	Eduardo Sánchez Navarro Redo*
Javier Marín San Andrés*	Director (AMP)	August 1, 2001	50	Ana Alonso Farto*
Rodrigo Marabini Ruíz *	Director (AMP)	February 7, 2006	45	Carlos del Río Carcaño*
Salvador Alemany Mas *	Director (AMP)	April 28, 2008		Demetrio Ullastres Llorente*
Francisco Glennie y Graue **	Director (Independent)	February 7, 2006	60	—
Francisco Javier Fernández Carbajal **	Director (Independent)	April 27, 2005	53	—
José Manuel Rincón Gallardo Purón **	Director (Independent)	February 7, 2006	66	—
Sergio Paliza Valdéz **	Director (Independent)	May 25, 2006	73	—
Ernesto Vega Velasco **	Director (Independent)	May 25, 2006	71	—
Henry R. Davis Signoret **	Director (Independent)	October 27, 2006	68	—
Alfonso Pasquel Bárcenas **	Director (Independent)	April 19, 2007	62	__

*	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
**	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).

Laura Diez Barroso Azcárraga. Mrs. Diez Barroso is currently the Chairman of the Board of Directors of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and serves on the board of several public and not-for-profit companies in Mexico and in the United States, including Teléfonos de México (Telmex), Grupo Financiero Inbursa, Royal Caribbean International, Pro Mujer (an organization that provides micro credit for women in Mexico) and is the President of the Board of Trustees of the Museum of San Ildefonso. Prior to 2000, Ms. Diez Barroso was the Chairman and CEO of Editorial Televisa, the largest Spanish language magazine publisher with 40 titles distributed throughout 19 countries.

Javier Marín San Andrés. Javier Marín San Andrés is a member of our Board of Directors and has been since 2001. He is currently a director of Aeropuertos Españoles y Navegación Aérea and is in charge of the management and development of the airport network in Spain. He is also a member of the board of directors of Centro Logísticos Aeroportuarios S.A. (serving as Vice President) and Ingeniería y Economía del Transporte, S.A., as well as several Mexican companies, including Aeropuertos Mexicanos del Pacífico, S.A. and Colombian companies such as Aeropuertos del Caribe, S.A., Sociedad Aeroportuaria de la Costa, S.A., Aerocali, S.A. and Compañía de Extinción General de Incendios, S.A. In 1999, he was appointed Chief Executive Officer and General Director of Aeropuertos Españoles y Navegación Aérea, which he joined in 1991 and where he served in various executive capacities until his appointment from 1993 to 1996 as General Director of Air Navigation and in 1997 as Director of Corporate Development, responsible for strategic planning the initial international development of AENA as an airport operator. He has also served as the General Direction of Civil Aviation at the Universidad Politécnica de Madrid, in the Experimental Center of the Eurocontrol Organization in Paris, as well as in the Indra Corporation Group. He holds a degree in Aeronautical Engineering from the Universidad Politécnica de Madrid and has a degree in Finance and Economics Management from the Chamber of Commerce in Madrid and a graduate degree in management from the IESE, Universidad de Navarra.

Rodrigo Marabini Ruíz. Mr Marabini Ruíz has more than 20 years professional experience, the majority in the airport and air navigation sectors. Currently and since 2004, Mr. Marabini Ruíz has been CEO of AENA and a member of the Spanish Airports Executive Committee. In 1997 he joined AENA as Technical Director and subsequently took on the role of Director of Concessions and Services. Prior to 1997, he developed his career in organizational, systems and business consultancy in the public and transport sectors for the firms Arthur Andersen and Andersen Consulting (currently Accenture) and as an independent consultant. He is and has been member of different boards of directors principally for airport operations companies, in addition to the Company, such as Aeropuertos Mexicanos del Pacífico, TBI, Plc (United Kingdom), Airports Concession Development (United Kingdom), among others. Mr. Marabini holds a degree in aeronautical engineering from the ETSIA (Polytechnic University) of Madrid, specializing in Airports and a Diploma of Senior Management from the IESE Business School of Madrid.

Salvador Alemany Mas. Mr. Alemany Mas is currently board member of Abertis Infraestructuras, President of Autopistas C.E.S.A., president of Abertis Telecom, board member of Iberpistas, delegated board member of Saba Aparcamientos and Atlantia (Italy), Brisa (Portugal), member of the political economics commission of the Chamber of Commerce of Barcelona and President of “Círculo de Economía” among others. He is professor of marketing and has a degree in Economic Science from Barcelona University, as well as a Diploma from IESE Business School of Madrid.

Francisco Glennie y Graue. Francisco Glennie y Graue is a member of our board of directors and has been since 2006. He has served previously as an alternate member of our board of directors and as a member of our audit committee. Since 2003, he has been affiliated with Challenger, Gray and Christmas, a U.S. human resources consulting firm, as its representative in Mexico City following several years as an independent executive search consultant. He had previously served as vice-president of human resources for Pepsi Cola in Mexico and as the director of human resources for the Latin America region of Frito Lay. Mr. Glennie y Graue has also served in human resources positions of increasing seniority at such companies as Unilever and Sabritas, one of Mexico’s leading snack food companies, following several years in various human resources positions at Ford Motor Company. Mr. Glennie y Graue obtained his B.A. in industrial relations at the Universidad Iberoamericana in Mexico City and has completed the Senior Management Program at the Instituto Panamericano de Alta Dirección de Empresa in Mexico City.

Francisco Javier Fernández Carbajal. Francisco Javier Fernández Carbajal is a member of our board of directors and has been since April 27, 2005. Mr. Fernández Carbajal has worked as a consultant for public and private investment transactions and a wealth management advisor since January 2002. From July 2000 to January 2002, Mr. Fernández Carbajal was General Director of the Corporate Development Division of Grupo Financiero BBVA Bancomer, a financial institution in Mexico. Prior to serving in this role, he served in other senior executive positions since joining Grupo Financiero BBVA Bancomer in September 1991. Mr. Fernández Carbajal currently serves as Chairman of the Board of Primero Fianzas and Primero Seguros, a surety company and a car insurance company in Mexico. He is also a director of Fomento Económico Mexicano, a beverage company in Latin America, of Visa Inc., a company that operates the world’s largest retail electronic payments network and of Fresnillo PLC, a precious metal mining company operating in Mexico. Mr. Fernández Carbajal holds a degree in Mechanical & Electrical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and a Master of Business Administration degree from the Harvard Business School.

José Manuel Rincón Gallardo Purón. José Manuel Rincón Gallardo Purón is a member of our board of directors and has been since 2006. He is an accountant who currently serves on the boards of directors and audit committees of numerous large Mexican companies, including Cemex, S.A., de C.V. and Grupo Financiero Banamex, a subsidiary of Citigroup. He has also served as a managing partner of KPMG Mexico and has served on various committees of KPMG at a national and international level. Prior to joining KPMG, he was a partner at Ernst & Young in Mexico. He is a member of the Mexican Institute of Public Accountants and the Mexican Institute of Financial Executives. He received a degree in accounting from the Universidad Nacional Autónoma de Mexico and has studied administration and finance at the Wharton School of the University of Pennsylvania, Stanford University and the University of California at Los Angeles.

Sergio Paliza Valdéz. Mr. Paliza Valdéz is a member of our board of directors and has been since 2006. He currently additionally serves as an advisor to several Mexican and foreign companies and is a member of the boards of directors of Kimberly Clark de México, Sanborns Hermanos, Arabela, Compactos Orientales, Banamex, Procorp, Hospital ABC, Fundación Comunitaria de Oaxaca, Fundación Meyalli, Mexican Institute of Public Accountants and the Mexican Institute of Financial Executives. Formerly he worked at Kimberly Clark de México as alternate CEO, as CFO of Massey Ferguson de México and as CFO of Baker Oil Tools. He also served as an international audit manager of Arthur Andersen and as Chairman of IMEF in Mexico City. He has also been associated with the National Chamber of Paper and Cellulose Industries, among others. In 1995 he was elected by Global Finance Magazine as “Superstar CFO” for Mexico. Mr. Paliza has his degree in public accountancy from the Universidad Nacional Autónoma de México.

Ernesto Vega Velasco. Mr. Vega Velasco is a member of our board of directors and has been since 2006. He is a Public Accountant with a degree from the Instituto Tecnológico Autónomo de México and further business management education from IPADE. He is now in retirement, but still serves as an independent board member of Wal-Mart de México (Chairman and member of the Audit Committee), Grupo Desc, América Móvil and Industrias Peñoles (as an alternate director).

Eduardo Sánchez Navarro Redo. Eduardo Sánchez Navarro Redo has been a member of our Board of Directors since 2006. He is currently also the chairman of AMP. He is also the chairman of Grupo Questro, a real estate investment group with substantial holdings in Los Cabos, including luxury resorts and residential developments such as Cabo Real, Club Campestre San José and Puerto Los Cabos, as well as Club de Golf Bosques in Mexico City. Since 1986, Mr. Sánchez Navarro Redo has been the Vice President of Grupo Embotelladoras Unidas, the second largest Pepsi bottling group in Mexico. He is also the current President of the Asociación de Inversionistas en Hoteles y Empresas Turísticas, a member of the National Tourism Business Counsel, a member of the Counsel for Promotion of Mexican Tourism, a member of the Sustainable Northeast Counsel and founder of the Coordinating Counsel of Los Cabos.

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

Alfonso Pasquel Bárcenas. Mr. Pasquel is a member of our board of directors and has been since 2007. Mr. Pasquel currently serves as the adjunct director general of Servicios Administrativos DINE, S.A. de C.V., the real estate development subsidiary of Grupo DESC.

Previously, he was the Chairman and CEO of Aeroméxico. He became the CEO of Aeroméxico in 1993 and held the position for more than 10 years. Between 1995 and 1997 he also served as president of Mexico’s Air Transportation Chamber of Commerce. He has also served as president of Aeromexpress, Aeroméxico Connect and SEAT, as well as serving on the board of directors of the International Air Transport Association (IATA). He began his career in the banking field, beginning in 1969 at Banco Comercial Mexicano and holding positions of increasing seniority there and in other Mexican banks until the mid 1980s.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Jorge Manuel Sales Martínez	Chief Executive Officer	July 1, 2007	61
Rodrigo Guzmán Perera	Chief Financial Officer	August 1, 2001	36
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	55
Carlos Criado Alonso	Director of Commercial Activities	April 21, 2005	50
Miguel Aliaga Gargollo	Investor Relations and Public Relations Officer	May 8, 2006	38
Jorge Luís Valdespino Rivera	Director of Human Resources	August 21, 2006	44
Manuel Sansón Suárez	Director of Technical Operations	April 9, 2007	44
Vicente Emilio Alonso Diego	Director of Project Development	April 24, 2007	44

Jorge Manuel Sales Martínez. Mr. Sales is currently Chief Executive Officer of the Company and is also Director of Airports for Abertis Airports (a subsidiary of ACS Group). He has worked for the Dragados Group (now ACS Group) for 35 years in management during the last 15 years as CEO, Managing Director and President of different subsidiaries within the Group, including broad international experience in South America, the Caribbean and Middle East and East Asia, having lived in the Philippines, Chile, Ecuador, Jamaica and Mexico for a total of 11 years. Jorge has a bachelor’s degree in civil engineering from the Madrid Polytechnic University.

Rodrigo Guzmán Perera. Mr. Guzmán was named our Chief Financial Officer in August 2001. In 1999, Mr. Guzmán represented Union FENOSA in its participation in AMP. Previously, he was the General Comptroller and Director of Tax Planning of Union FENOSA México, the Chief Financial Officer of Ibertec México, S.A. de C.V. (controlled by Union FENOSA) and the Chief Financial Officer of Ibersis México (controlled by Union FENOSA). Mr. Guzmán also served as Chief Financial Officer of Inversora del Noroeste, S.A. de C.V. and Fuerza y Energía de Hermosillo, S.A. de C.V. in 1998 and 1999. Mr. Guzmán received a degree in business from the Instituto Tecnológico Autónomo de México (ITAM).

Sergio Enrique Flores Ochoa. Mr. Flores was named our General Counsel in February 2002. Previously, he was the Manager of legal matters for the Mexican Airport and Auxiliary Services Agency and the Assistant District Attorney for the Federal District of

Mexico. In addition, he was head of the legal department of INFONAVIT and Manager of legal matters for NAFIN. Mr. Flores received a degree in law as well as a master’s degree from the Universidad Nacional Autónoma de México (UNAM).

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

Miguel Aliaga Gargollo. Mr. Aliaga Gargollo was named our Director of Investor Relations in May 2006. He has 12 years of experience in corporate finance and investor relations. Previously he served in various capacities at Grupo Financiero del Sureste, including in the position of Risk Management Director. He also worked as the Investor Relations Officer at Industrias Bachoco. Finally, he was formerly responsible for collections and portfolio development at Grupo Costamex. Mr. Aliaga holds a degree in industrial engineering from the Universidad Nuevo Mundo in Mexico City and has an MBA degree from the Instituto de Empresa in Madrid, Spain.

Jorge Luís Valdespino Rivera. Mr. Valdespino was named our Director of Human Resources in August 2006. He has 13 years of experience as a human resources executive. He worked in the pharmaceutical industry, at Searle de México S.A. de C.V. as Human Resources Manager, and in the automotive industry, at Valeo Group as Human Resources Director, and at Hella de México S.A. de C.V. as Human Resources Corporate Director. Mr. Valdespino received a degree an undergraduate degree in business administration and a postgraduate degree in human resources from the Universidad Tecnológica de México.

Manuel Sansón Suárez. Mr. Sansón Suárez was named our Director of Technical Operations in 2007. He began work at Aeropuertos Españoles y Navegación Aérea in 1990 and developed his career in airport operations within said firm before joining us as our security manager, a position he held until he was promoted to his current position. He has worked at the Tenerife Sur airport, where he served as Director of Services and Chief of Operations, at Tenerife Norte as Director of Operations; and at Cayo Coco Airport (Cuba) as the Airport Manager.

Vicente Emilio Alonso Diego. Mr. Alonso is the Project Development Director. He has also served as the Chief Executive Officer of AMP since 2002. Mr. Alonso has been Director of GAP Board and member of Acquisition Committee from 2002-2006. Currently he continues acting as a member of the Operating Committee. He joined AENA in 1992 and has played a key role in the development of the Financial Area and Business Strategy holding different positions in Airport, Air Traffic, and Corporative Units, and contributed to the expansion of AENA as an international airport group. Prior to joining Aena, Mr. Alonso also worked for 4 years as a transport and IT consultant at Arthur Andersen Consulting (Accenture). Mr. Alonso has a degree on Economics from the Universidad Complutense of Madrid, Master Business Administration from Escuela de Organización Industrial (Madrid), and several top management programs from IESE (Universidad de Navarra).

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

For 2007, the aggregate compensation earned by our directors, alternate directors and executive officers was approximately Ps. 18.8 million, including compensation paid to the directors, alternate directors and executive officers of our operating subsidiaries (23people in total). We have not established any pension, retirement or similar benefits or arrangements for these individuals.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, should have six members, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$ 3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. Jorge Sales, the chief executive officer presides over the committee and Rodrigo Marabini Ruíz, Eduardo Sánchez-Navarro Redo, Carlos Porrón Suárez, Christian Checa Levien and Fernando Bosque Mohino are the other five proprietary members with Carlos del Río Carcaño, Vicente Emilio Alonso Diego, Laura Diez Barroso Azcárraga as alternate members for Jorge Sales, Rodrigo Marabini and Eduardo Sanchez Navarro, respectively.

Audit Committee

The Audit Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. This committee is also responsible for reviewing our corporate governance and all related-party transactions (according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP. The committee also names a special delegate, whose responsibility it is to ensure AMP’s compliance with the technical assistance agreement. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit Committee of the number of members representing 20% of the committee’s total members, or at least one member who must also fulfill applicable independence requirements. The president of this committee is elected at the annual stockholders’ meeting. The composition of the Audit Committee must at all times be compliant with all applicable laws and regulations, including independence requirements, in every jurisdiction where our securities are listed or quoted. The current members of the Audit Committee are José Manuel Rincón Gallardo Purón, Francisco Javier Fernández Carvajal and Ernesto Vega Velasco. A secretary has also been appointed, who is not a member of the committee.

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$ 400,000 and that any contract between us, on the one hand, and AMP or any of its related persons, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. Our bylaws provide that a stockholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members. The members of the Acquisitions Committee are Carlos Del Río Carcaño, Alfonso Pasquel Bárcenas and Eduardo Sánchez Navarro Redo who has been elected to serve as an alternate member to Carlos del Río Carcaño beginning April 28, 2008. A secretary has also been appointed who is not a member of the committee. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within its subject-matter ambit. Our bylaws provide that a stockholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are to be designated by the two members who were selected by the Series B and Series BB stockholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the stockholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members. Members of the committee each have a term of one year. At each annual stockholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B stockholders. The members of the Nominations and Compensation Committee are Laura Diez Barroso Azcárraga and Francisco Glennie y Graue. Rodrigo Marabini Ruíz serves as an alternate member to Laura Diez Barroso Azcárraga.

NYSE Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for listed U.S. companies under Section 303A of such manual. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

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

[1]

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

(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes an executive officer of the listed company, its parent or a consolidated subsidiary; or

(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy (or, if no proxy is prepared, its Form 10-K / annual report)).

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

Currently, our board of directors consists of 10 directors. Six of such directors have been qualified as independent by our stockholders in accordance with the Securities Market Law and our bylaws.

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

NYSE Standards for Domestic Listed Companies[1]	Our Corporate Governance Practices
Corporate Governance Guidelines.

§303A.09 specifies that listed companies must adopt and disclose corporate governance guidelines.	Mexican law does not require us to disclose corporate governance guidelines and we have not done so. However, pursuant to the Securities Market Law, we have adopted board guidelines covering corporate governance matters such as the use of corporate assets, certain transactions with related parties (including loans to officers), repurchases of shares, communications with stockholders, managers and directors, and other matters. In addition, we have adopted a corporate code of ethics, which is available on our corporate Internet site.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated.

Employees

	December 31,
	2005	2006	2007 (2)
Categories of activity:
Airport operations	749	757	754
Airport maintenance	141	145	149
Administration(1)	182	174	183
Geographic location:
Guadalajara	227	230	226
Tijuana	118	116	116
Puerto Vallarta	107	112	115
Los Cabos	81	82	84
Hermosillo	72	72	73
Guanajuato	79	79	78
Morelia	63	63	63
La Paz	48	49	49
Aguascalientes	52	52	55
Mexicali	47	47	48
Los Mochis	40	39	39
Manzanillo	38	38	37

Total(1)	1,072	1,076	1,086

(1)	At December 31, 2005, 2006 and 2007, includes 100, 97 and 103 people employed by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., our administrative services subsidiary.
(2)	At May 31, 2008 CORSA employed 567 people, SIAP employed 518 people and PCP employed 22 people.

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

We maintain a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2006 and 2007, we made a total of Ps. 14.1 million and Ps. 13.8 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of December 31, 2007.

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

AMP holds all of our Series BB shares. Special rights and restrictions attach to our Series BB shares as described under “Item 4, Information on the Company—History and Development of the Company” and “Item, Additional Information—Corporate Governance.” As of June 3, 2008, approximately 81.5% of our Series B shares were held in the form of ADSs.

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

RELATED PARTY TRANSACTIONS

Arrangements with AMP and its Affiliates

The rules for the sale of the Series BB shares required AMP, us and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

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

The technical assistance fee for each of 2000 and 2001 was U.S.$ 7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the technical assistance fee has been required to equal the greater of U.S.$ 4.0 million adjusted annually for inflation (measured by the U.S. consumer price index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings.

The technical assistance agreement allows AMP, its stockholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6, Directors, Senior Management and Employees—Committees.”

In 2005, 2006 and 2007, we recognized expenses of U.S.$ 8.7 million, U.S.$ 9.8 million and U.S.$ 11.5 million, respectively, pursuant to the technical assistance agreement plus additional expenses paid to AMP and its affiliates of approximately U.S.$ 5,750, U.S.$ 28,950 and U.S.$ 4,466, respectively.

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

Certain of the former ejido participants are currently occupying portions of the real property on which we operate Tijuana International Airport that are not currently essential to the airport’s operations. Although these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they currently occupy. In addition, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction. During 2007, the Ejido received an unfavorable resolution, which it appealed. As of the date of this filing, resolution to the appeal is still pending.

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

An agreement with respect to the management fee owed for the period from August 25, 1999 to November 15, 1999 was not reached between us and the Mexican Airport and Auxiliary Services Agency until early in 2003. Upon reaching this agreement, we paid a total fee of Ps. 70.9 million (including value-added tax (IVA)) for these services. A deduction for this expense was taken in 2003.

One of the requirements under Mexican income tax law to deduct an expense in a fiscal period is that the service be rendered in the same period in which it is deducted. In light of this requirement, we requested confirmation from the Mexican Treasury Department that a deduction for the management fee for the period from August 25, 1999 through November 15, 1999 could be claimed in 2003, since an agreement with respect to the amount of this fee was not reached until 2003. During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 proposed by us. In 2004, we initiated an annulment proceeding. In 2005, we received a favorable ruling with respect to the claim relating to our Aguascalientes airport, but received an unfavorable ruling in a first instance on the claims with respect to the Guanajuato, Guadalajara, Tijuana, Puerto Vallarta and Los Cabos airports. Subsequently, during 2006, we received a favorable sentence in the ultimate instance at the La Paz airport and unfavorable sentences in the ultimate instance at the Aguascalientes, Hermosillo, Mexicali and Los Mochis airports. In April 2007, we received a favorable sentence in the ultimate instance at the Manzanillo airport, and, in June 2007, we received an unfavorable sentence in the ultimate instance in Morelia airport. At the Aguascalientes and Morelia airports, the unfavorable sentences were based on the merits of the claim, for which reason the Company has recognized provisions of Ps. 1,336 and Ps. 2,058, respectively, which include penalties and interest; the unfavorable sentences received at the Hermosillo, Mexicali and Los Mochis airports were based on deficiencies in form. With respect to the Guanajuato, Guadalajara, Puerto Vallarta, Los Cabos and Tijuana airports, a higher court has issued a sentence requiring the Mexican Tax Court to issue a new ruling, considering the arguments presented in respect of these airports. If we are unsuccessful in our challenge, we estimate that we would be required to pay approximately Ps. 20.6 million plus accrued surcharges and penalties. Regarding this claim, on April 8, 2008, the Hermosillo airport received a fiscal resolution which requires the airport to pay PTU Ps. 4,322. However, the airport management believes there is no legal basis for this resolution, and accordingly, the Hermosillo airport filed a judicial annulment on April 15, 2008.

Proceedings before the Mexican Treasury Department regarding asset tax

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

As a result of the federal court decision and the final notice delivered to us by the Mexican Treasury Department in respect of our Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, in that last quarter of 2006 we recorded the effect of that resolution, which resulted in an overall benefit of Ps. 208.6 million nominal pesos was recognized in the income statement as the reduction of the valuation allowance (see note 16.b of our audited consolidated financial statements). During 2007, we received a refund of Ps. 146.4 related to the airports, resulting in a pending balance of Ps. 62.2 million. At December 31, 2005, 2006 and 2007, the balances in aggregate for all six airports were: (i) asset taxes of Ps. 180.0 million, Ps. 18.5 million and Ps. 27.6 million, respectively; and (ii) a valuation allowance of Ps. 155.5 million, Ps. 16.7 million and Ps. 23.3 million respectively, representing those amounts which we do not expect to recover.

Property tax claims by certain municipalities

Claims have been asserted against us by the municipalities of Mexicali, Los Mochis, Tijuana, Los Cabos and Aguascalientes for the payment of property taxes with respect to the real property on which we operate our airports in those cities, and similar claims may be asserted by other municipalities where we operate our airports. The claims in respect of the Los Mochis International Airport have been dismissed. In the case of Aguascalientes, although we have received a memorandum from the Aguascalientes ministry of finance stating that the Aguascalientes International Airport is exempt from property taxes, we continue to defend the claim in order to obtain a definitive judicial resolution, which we expect will be in our favor. In the case of Los Cabos, we filed for a judicial annulment, after which, in 2006, the municipal authorities retracted their tax claim. We are also seeking the dismissal of remaining claims pending in Mexicali and Tijuana. The total amount of the property-tax claims outstanding in each of Mexicali and Tijuana are Ps. 89.0 million (nominal value) and Ps. 146.4 million (nominal value), respectively, although either of these amounts could increase if the underlying claims are not resolved in our favor as a result of penalty and interest surcharges.

In Tijuana, the court had ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. As of March 19, 2008, the administrative court resolved to dismiss the claims brought forward by the city council of Tijuana. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, an irrevocable standby letter of credit was issued by a financial institution on behalf of the Tijuana airport for Ps. 141.8 million (nominal value) in order to release the encumbrance. This amount differs from the original amount of the tax claim because it was an estimate intended to guarantee payment of both the tax and penalties for late payment.

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

A court has also ordered the temporary encumbrance of 25% of the revenues from the parking garage that we operate at the Mexicali airport to guarantee the property-tax claims of the Mexicali municipal government. The cumulative amount of such encumbrances is Ps. 5.4 million (nominal value). In the event of a decision in our favor in the annulment proceeding that we have initiated with respect to each of those claims, we expect to recover such encumbered revenues in full.

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

Claim against our Guadalajara airport subsidiary

In August 2005, we entered into a construction contract with Grupo de Ingeniería Universal, S.A. de C.V., or GIUSA, for the development of a new segment of the Guadalajara International Airport’s apron. GIUSA delayed the project and we therefore executed the performance bond posted by GIUSA in an amount equal to 20% of the total contract value. However, we were not able to obtain such execution because, in September 2006, GIUSA initiated legal proceedings against us, claiming breach of contract by us and seeking the full contract amount and additional damages, together totaling an approximate amount of Ps. 43 million. During 2007, we obtained a favorable sentence in first instance, which was appealed by GIUSA. The resolution of this proceeding is still pending.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps. 225.1 million at December 31, 2007 (excluding reserve amounts corresponding to 2007 net income).

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under MFRS. Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Pacífico, S.A.B. de C.V. We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our stockholders.

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (retained against cumulative net income and payable by us) calculated on a gross-up basis by applying a factor of 1.4286 in 2005, 1.4085 in 2006, and 1.3889 thereafter. Corporate tax rates of 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid

Distributions made by us to our stockholders other than as dividends (in the manner described above), including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes. The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

We paid aggregate dividends of Ps. 1,136.0 million in 2005, Ps. 774.3 million in 2006 and Ps. 1,171.6 million in 2007.

At the General Ordinary Shareholders’ Meeting held on April 28, 2008, we declared a dividend of Ps. 1,122 million that will be paid in two installments on May 12, 2008 and on October 31, 2008, at an amount of Ps. 2.00 per common share.

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

The declaration, amount and payment of dividends pursuant to the policy described above are subject to (i) compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund, and (ii) the absence of any adverse effect on our business plan for the current or subsequent fiscal year as a result of the payment of any dividend. We cannot assure you that we will continue to pay dividends or that future dividends will be comparable to our previous dividends. Our ability to pay dividends may be restricted under an unsecured peso-denominated credit agreement with Banamex, to which some of our operating subsidiaries are parties. See “Item 5, Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our dividend policy may also be amended at any time by our stockholders.

As of December 31, 2007, we had accumulated approximately Ps. 982.0 million of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant stockholders’ meeting and paid to stockholders free of the corporate level dividend tax.

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

Years ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2007	38.00	57.63	41.66	62.25
First Quarter	38.00	44.92	41.66	49.55
Second Quarter	42.66	50.89	46.93	55.14
Third Quarter	43.40	54.60	48.33	59.76
Fourth Quarter	44.63	57.63	48.29	62.25

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December, 2007	44.63	48.74	48.29	52.82
January, 2008	39.69	47.08	42.92	51.43
February, 2008	41.75	48.92	45.35	52.45
March, 2008	41.95	45.87	45.58	49.10
April, 2008	40.15	48.24	42.27	50.90
May, 2008	32.83	42.32	34.07	44.28

(1)	10 Series B shares per ADR.

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

Settlement on the Mexican Stock Exchange is effected three business days after a share transaction. Deferred settlement is not permitted without the approval of the Mexican National Banking and Securities Commission, even where mutually agreed. Most securities traded on the Mexican Stock Exchange are on deposit with the S.D. Indeval, S.A. de C.V. Institución para el Depósito de Valores, or INDEVAL, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

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

Pursuant to the Securities Market Law, 25% of our directors must be independent within the definition of that term specified therein.

Authority of the Board of Directors

The board of directors is our legal representative. The powers of the board include, among others, the following:

•	to define our strategic planning decisions and approve our annual business plans and investment budgets,

•	to approve our master development programs and modifications thereto,

•	to call stockholders’ meetings and act upon stockholders’ resolutions, and

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of December 31, 2007:

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

Series BB shares are subject to transfer restrictions under our bylaws and generally must be converted to Series B shares before they can be transferred. Up to 49% of the Series BB shares can be converted into Series B shares at any time. The remaining 51% of Series BB shares cannot be converted into Series B shares before August 25, 2009 absent prior approval by the Ministry of Communications and Transportation. Thereafter and until August 25, 2014, one fifth of such 51% may be converted each year. On or after August 25, 2014, all of the Series BB shares may be converted into Series B shares if (i) the technical assistance agreement between AMP and us has not been renewed and (ii) the Series BB stockholders so request. Notwithstanding the foregoing, if at any time after August 25, 2014, Series BB shares represent less than 7.65% of our share capital, those shares will be mandatorily converted into Series B shares and the Technical Assistance Agreement will be terminated.

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

Dividends and Distributions

At our annual ordinary general stockholders’ meeting, the board of directors will submit to the stockholders for their approval our audited consolidated financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information—Dividends.” On May 18, 2007, we made a dividend payment of Ps. 837.6 million and on October 31, 2007, we made a dividend payment of Ps. 334.0 million.

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

•

If the acquisition is charged against working capital, the shares may be kept by us without need to make a reduction in our capital stock. Otherwise, if the acquisition is charged against our capital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need for a resolution by our stockholders’ at a stockholders’ meeting.

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

In the General Ordinary Shareholders’ Meeting held on April 28, 2008, a stock buy-back program was approved under the Mexican Law rules, for a maximum amount of Ps. 5 million for the period from April 28, 2008 to April 27, 2009.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “—Sources of Regulation” and “—Scope of Concessions and General Obligations of Concession Holders” under “Regulatory Framework” in Item 4.

We are a party to a participation agreement with AMP and the Ministry of Communications and Transportation which establishes the framework for several other agreements to which we are a party. See “Item 7, Major Stockholders and Related Party Transactions—Related Party Transactions.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and stockholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and stockholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2005, 2006 and 2007, approximately 32.5%, 31.5% and 27.8%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 1% depreciation of the peso compared to the U.S. dollar as of December 31, 2007, we estimate that our revenues would have increased by Ps. 0.9 million.

As of December 31, 2005, 2006 and 2007, 22.8%, 12.3% and 14.7%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 1% depreciation of the peso compared to the U.S. dollar as of December 31, 2007, we estimate that the value of our cash and marketable securities would have increased by Ps. 0.2 million.

We did not have any foreign currency indebtedness at December 31, 2005, 2006 and 2007. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2005, 2006 and 2007 we did not have any outstanding forward foreign exchange contracts.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There was no change in our internal control over financial reporting during 2007 that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2007. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2007.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Galaz, Yamazaki, Ruíz Urquiza, S.C. a member of Deloitte Touche Tohmatsu, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting. That report appears directly below.

We have audited the internal control over financial reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated June 16, 2008 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (i) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America and (ii) the translation of financial statements into English.

Galaz, Yamazaki, Ruíz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Ramón Álvarez Cisneros

Guadalajara, Mexico

June 16, 2008

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

José Manuel Rincón Gallardo Purón, an independent director under NYSE listing standards, joined our board of directors and our Audit Committee in 2006, and we believe that he is qualified to serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. Our Board of Directors appointed Mr. Rincón Gallardo Purón President of the Audit Committee and also as the financial expert of that Committee.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees. Our code of ethics is an exhibit to this Form 20-F and is available on our website at www.aeropuertosgap.com.mx. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu), during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007
	(thousands of pesos)
Audit fees	Ps.	3,553	Ps.	4,680
Audit-related fees		4,666		1,360
Tax fees		1,453		4,404
Other fees		900		756

Total fees	Ps.	10,572	Ps.	11,200

Audit fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruíz Urquiza, S.C. in connection with the audit of our annual consolidated financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

Audit-related fees in the above table are fees billed by Galaz, Yamazaki, Ruíz Urquiza, S.C. for services related to the Sarbanes-Oxley Act of 2002 and other audit related-services.

Tax fees in the above table are fees billed by Galaz, Yamazaki, Ruíz Urquiza, S.C. for a monthly review of our tax calculations and for services related to tax refund claims.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None of our shares were purchased by us or by any “affiliated purchaser” during 2006 and 2007.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-46, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

2.1	Deposit Agreement among the Company, The Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

3.1	Trust Agreement among the Company, AMP and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.1	Amended and Restated Guadalajara Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.2	Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Grupo Aeroportuaria del Pacífico, S.A. de C.V., Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext, and the Mexican Airport and Auxiliary Services Agency, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.3	Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., and Grupo Empresarial Ángeles, S.A. de C.V., together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

8.1	List of subsidiaries of the Company.*

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities or results in an incurrence of debt in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

		By:	/s/ RODRIGO GUZMÁN PERERA
		Name:	Rodrigo Guzmán Perera
		Title:	Chief Financial Officer

Dated:	June 27, 2008

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements for

the Years Ended December 31, 2007, 2006 and

2005, and Report of Independent Registered

Public Accounting Firm Dated

June 16, 2008

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2007, 2006 and 2005 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 16, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu

C.P.C. Ramón Alvarez Cisneros

June 16, 2008

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2007 and 2006

(In thousands of Mexican Pesos of purchasing power of December 31, 2007)

	2007		2006
Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	1,426,683	Ps.	931,109
Financial investments held for trading purposes (Note 5)		239,367		129,658
Trade accounts receivable – net (Note 6)		470,310		407,082
Recoverable taxes, mainly recoverable tax on assets (Note 16.b)		168,824		234,284
Embedded derivatives		49		44
Other accounts receivable		8,251		5,763

Total current assets		2,313,484		1,707,940
Buildings, building improvements, machinery and equipment – net (Note 7)		3,180,978		2,450,369
Airport concessions – net (Note 8)		17,619,994		18,051,504
Rights to use airport facilities – net (Note 9)		2,383,582		2,483,565
Other acquired rights – net (Note 10)		862,419		883,505
Recoverable income taxes (Note 16.a)		11,445		82,664
Embedded derivatives		24,879		19,152
Deferred income taxes (Note 16.e)		1,047,619		712,423
Preoperating costs		29,186		32,420
Intangible asset for labor obligations (Note 11)		22,985		24,579
Other assets		29,706		26,979

Total	Ps.	27,526,277	Ps	. 26,475,100

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2007 and 2006

(In thousands of Mexican Pesos of purchasing power of December 31, 2007)

	2007		2006
Liabilities and Stockholders’ Equity
Current liabilities:
Bank loans (Note 12)	Ps.	85,714	Ps.	—
Concession taxes payable		25,179		23,743
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party (Note 15)		70,575		53,597
Accounts payable		336,321		133,274
Taxes payable, other than income and concession taxes payable		30,722		47,454
Income tax and tax on assets payable		23,841		18,666
Reorganization provision (Note 25.a)		28,000		—

Total current liabilities		600,352		276,734
Deposits received		34,613		33,788
Labor obligations (Note 11)		36,890		34,216
Bank loans (Note 12)		492,857		—

Total liabilities		1,164,712		344,738

Commitments and contingencies (Notes 17 and 18)
Stockholders’ equity (Note 13):
Common stock		24,344,476		24,344,476
Legal reserve		225,082		179,122
Retained earnings		1,792,007		1,606,764

Total stockholders’ equity		26,361,565		26,130,362

Total	Ps.	27,526,277	Ps.	26,475,100

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2007, 2006 and 2005

(In thousands of Mexican Pesos of purchasing power of December 31, 2007, except share and per share data)

	2007		2006		2005
Revenues (Notes 15 and 20):
Aeronautical services	Ps.	2,812,869	Ps.	2,480,210	Ps.	2,281,135
Non-aeronautical services		664,455		565,983		516,509

		3,477,324		3,046,193		2,797,644

Operating costs:
Cost of services (Note 21)		839,119		759,747		702,563
Technical assistance fees (Note 15)		125,857		109,277		99,718
Concession taxes (Note 15)		172,846		151,333		138,944
Depreciation and amortization (Note 22)		754,097		744,137		666,276

		1,891,919		1,764,494		1,607,501

Income from operations		1,585,405		1,281,699		1,190,143

Other income (expense) – net		(2,352)		245		(1,602)
Net comprehensive financing income (expense):
Interest income		172,882		77,957		96,978
Interest expense		(20,076)		—		—
Exchange gain (loss) – net		(2,078)		5,551		(11,671)
Monetary position loss		(59,117)		(55,169)		(50,916)
Gain (loss) from embedded derivatives		5,732		1,850		(21,907)

		97,343		30,189		12,484

Income before income taxes		1,680,396		1,312,133		1,201,025
Income tax expense (Note 16)		277,577		384,108		489,757

Consolidated net income	Ps.	1,402,819	Ps.	928,025	Ps.	711,268

Weighted average number of common shares outstanding		561,000,000		561,000,000		561,000,000

Basic earnings per share (in Mexican Pesos)	Ps.	2.5006	Ps.	1.6542	Ps.	1.2679

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2007, 2006 and 2005

(In thousands of Mexican Pesos of purchasing power of December 31, 2007, except share data)

	Number of Shares	Common Stock		Legal Reserve		Retained Earnings		Cumulative Initial Effect of Deferred Income Taxes		Total Stockholders’ Equity
Balances as of January 1, 2005	561,000,000	Ps.	24,344,476	Ps.	105,368	Ps.	1,607,778	Ps.	343,737	Ps.	26,401,359
Transfer of earnings to legal reserve	—		—		21,359		(21,359)		—		—
Dividends declared and paid, 2.0249 pesos per share (Note 13.b and 13.d)	—		—		—		(1,135,979)		—		(1,135,979)
Comprehensive income	—		—		—		711,268		—		711,268

Balances as of December 31, 2005	561,000,000		24,344,476		126,727		1,161,708		343,737		25,976,648
Transfer of earnings to legal reserve	—		—		35,208		(35,208)		—		—
Transfer of cumulative initial effect of deferred income taxes to retained earnings and legal reserve (Note 13.g)	—		—		17,187		326,550		(343,737)		—
Dividends declared and paid, 1.3802 pesos per share (Notes 13.f)	—		—		—		(774,311)		—		(774,311)
Comprehensive income	—		—		—		928,025		—		928,025

Balances as of December 31, 2006	561,000,000		24,344,476		179,122		1,606,764		—		26,130,362
Transfer of earnings to legal reserve	—		—		45,960		(45,960)		—		—
Dividends declared and paid, 2.0884 pesos per share (Note 13.h)	—		—		—		(1,171,616)		—		(1,171,616)
Comprehensive income	—		—		—		1,402,819		—		1,402,819

Balances as of December 31, 2007	561,000,000	Ps.	24,344,476	Ps.	225,082	Ps.	1,792,007	Ps.	—	Ps.	26,361,565

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2007, 2006 and 2005

(In thousands of Mexican Pesos of purchasing power of December 31, 2007)

	2007		2006		2005
Operating activities:
Consolidated net income	Ps.	1,402,819	Ps.	928,025	Ps.	711,268
Items that did not require (generate) resources:
Depreciation and amortization		754,097		744,137		666,276
Provision for labor obligations		4,268		2,163		3,709
(Gain) loss from embedded derivatives		(5,732)		(1,850)		21,907
Deferred income taxes		(229,601)		109,141		122,727

		1,925,851		1,781,616		1,525,887
Changes in operating assets and liabilities:
(Increase) decrease in:
Financial investments held for trading purposes		(109,709)		(4,415)		144,819
Trade accounts receivable – net		(63,228)		(16,393)		10,325
Recoverable taxes and other accounts receivable		62,972		(219,284)		(16,441)
Recoverable tax on assets		(105,595)		(63,634)		(158,869)
Recoverable income taxes		71,219		11,736		6,401
Increase (decrease) in:
Concession taxes payable		1,436		1,529		1,577
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		16,978		8,570		18,049
Income tax and tax on assets payable		5,175		(12,092)		2,934
Deposits received		825		10,266		3,651
Reorganization provisions		28,000		—		—
Taxes payable, other than income and concession taxes payable		(16,732)		12,610		(26,574)
Accounts payable		203,044		14,959		47,852

Net resources generated by operating activities		2,020,236		1,525,468		1,559,611

Financing activities:
Dividends paid		(1,171,616)		(774,311)		(1,135,979)
Bank loans		600,000		—		—
Bank loans payments		(21,429)		—		—

Net resources used in financing activities		(593,045)		(774,311)		(1,135,979)

Investing activities:
Buildings, building improvements, machinery and equipment		(932,280)		(654,544)		(628,254)
Preoperating costs		—		(6,822)		(7,140)
Other assets		663		(4,394)		1,184

Net resources used in investing activities		(931,617)		(665,760)		(634,210)

Cash and cash equivalents:
Net increase (decrease)		495,574		85,397		(210,578)
Balance at beginning of year		931,109		845,712		1,056,290

Balance at end of year	Ps.	1,426,683	Ps.	931,109	Ps.	845,712

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2007, 2006 and 2005

(In thousands of Mexican Pesos of purchasing power of December 31, 2007, except share and per share data)

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

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (“ASA”), a Mexican Government agency, which was responsible for the operation of all public airports in Mexico.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. were granted concessions by the Ministry of Communications and Transportation (“SCT”) to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998. The cost of the concessions, which totaled Ps. 24,210,213 (Ps. 15,938,360 nominal pesos), was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (“AMP”, the strategic stockholder of the Company) for its interests in GAP. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on such date.

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

Title to all of the long-term fixed assets within the airports is retained by the Mexican Government. Accordingly, upon expiration of the term of the concessions granted to the Company, the assets, including all of the improvements made to the airport facilities during the term of the concessions, shall automatically revert to the Mexican Government. Additionally, ASA and other agencies of the Mexican Government maintain the rights to provide certain services such as air traffic control, fuel supply and immigration control.

b.	Significant events

On February 24, 2006, the Company made an initial public offering of its Series “B” shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its shares, both in the United States of America, via the New York Stock Exchange (under the symbol “PAC”), and in Mexico, via the Mexican Stock Exchange (under the symbol “GAP-B”). Consequently, as of such date, the Company became a public entity in both Mexico and the United States of America and is required to meet the various obligations and legal provisions applicable in each country for public entities.

On August 31, 2007, the Los Cabos, Puerto Vallarta, Hermosillo and Bajio airports signed an unsecured credit agreement with Banco Nacional de México, S.A. (Banamex) for Ps. 1,214 million. This amount will be available for disbursement in three separate tranches as follows: a) Ps. 600.0 million on September 7, 2007, b) Ps. 344.0 million at any time until January 31, 2008, and c) Ps. 270.0 million at any time until January 31, 2009. Amounts disbursed under the credit agreement will be used for financing capital investments, mainly those under the Master Development Program (as described in Note 17.b). Each borrowing matures seven years from the date of disbursement and bears fixed interest at a rate of 8.52% on unpaid balances. Interest payments and amortization of principal will be payable in 28 equal and consecutive quarterly payments beginning three months after the disbursement date; principal and interest are due on the same date. The Company has to comply with certain covenants and obligations as discussed in Note 12; such covenants do not impose cash restrictions.

On November 8, 2007, Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“Corsa”) was incorporated as a subsidiary, in order to carry out a corporate restructuring.

On November 28, 2007, Puerta Cero Parking, S.A. de C.V. (“Parking”) was incorporated as a subsidiary. The purpose of this entity is to render operating and administrative services to the public parking lots. As of the date of these financial statements, this entity has not initiated operations.

2.	Basis of Presentation

a.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are prepared on the basis of Mexican Financial Reporting Standards (“MFRS”, individually referred to as “Bulletins” or Normas de Información Financiera or “NIFs”).

b.	Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, of which it owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

•	Aeropuerto de Tijuana, S.A. de C.V.

•	Aeropuerto de Mexicali, S.A. de C.V.

•	Aeropuerto de Hermosillo, S.A. de C.V.

•	Aeropuerto de Los Mochis, S.A. de C.V.

•	Aeropuerto de Manzanillo, S.A. de C.V.

•	Aeropuerto de Guadalajara, S.A. de C.V.

•	Aeropuerto de Puerto Vallarta, S.A. de C.V.

•	Aeropuerto de San José del Cabo, S.A. de C.V.

•	Aeropuerto de La Paz, S.A. de C.V.

•	Aeropuerto de Morelia, S.A. de C.V.

•	Aeropuerto de Aguascalientes, S.A. de C.V.

•	Aeropuerto del Bajío, S.A. de C.V.

•	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.

•	Pacífico Cargo, S.A. de C.V. (until 2006)

•	Corporativo de Servicios Aeroportuarios, S.A. de C.V. (beginning in 2007)

•	Puerta Cero Parking, S.A. de C.V. (beginning in 2007)

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

c.	Income from operations – This line item is comprised of total revenues minus operating costs. Although this presentation is not required by NIF B-3, Statement of Income, it is included, because it represents a reliable measure of the economic and financial performance of the Company.

d.	Comprehensive income – According to Bulletin B-4, Comprehensive Income, comprehensive income is comprised of the net income of the period, plus other comprehensive income (loss) items of the same period, which, in accordance with MFRS, are presented directly in stockholders’ equity without affecting the consolidated statements of income. For the years ended December 31, 2007, 2006 and 2005, comprehensive income is represented only by the net income of each period.

e.	Classification of costs and expenses – Costs and expenses presented in the consolidated statements of income were classified according to their nature and to their importance in Company’s operations.

3.	Summary of significant accounting policies

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

•

Statement of income – Beginning January 1, 2007, the Company adopted new NIF B-3, Statement of Income, which now classifies revenues, costs and expenses as either ordinary or non-ordinary. Ordinary items are derived from primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special and extraordinary was eliminated; these items are now part of other income and expenses and non-ordinary items, respectively. Statutory employee profit sharing (“PTU”) should now be presented as an ordinary expense and no longer presented as a tax on income. According to Interpretation of Financial Information Standards (“INIF” for its initials in Spanish) Number 4, Presentation of Statutory Employee Profit Sharing in the Statement of Income, presentation of PTU should be included within other income and expenses. The main effect of adopting this INIF was the reclassification of current PTU for fiscal years 2006 and 2005 of Ps. 1,499 and Ps. 722, respectively, to other income and expenses.

•

Related Parties – Beginning January 1, 2007, the Company adopted NIF C-13, Related Parties, which broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key management or prominent executives; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 also requires the following disclosures: 1) that the terms and conditions of consideration paid or received in transactions carried out between related parties be equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; and 2) benefits granted to the entity’s key management or prominent executives. The adoption of this standard did not have significant effects on the Company’s consolidated financial position or results of operations.

•

Capitalization of comprehensive financing result – Beginning January 1, 2007, the Company adopted NIF D-6, Capitalization of Comprehensive Financing Result, which establishes general capitalization standards. Some of these standards include: a) mandatory capitalization of comprehensive financing result (“CFR”) directly attributable to the acquisition of qualifying assets; b) when financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) a methodology to calculate capitalizable CFR relating to funds from generic financing; d) regarding land, CFR may be capitalized if land is developed; and e) conditions that must be met to capitalize CFR and rules indicating when CFR should no longer be capitalized. In 2007, the Company capitalized CFR of Ps. 2,184 directly attributable to the acquisition of qualifying assets. Through 2006, CFR was charged to current earnings.

b.	Reclassifications – For comparability with the consolidated balance sheet as of December 31, 2007, PTU payable at December 31, 2006 was reclassified as accounts payable.

c.	Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican peso purchasing power as of the most recent balance sheet date presented, thereby recognizing the effects of inflation in the financial information in conformity with Bulletin B-10, Recognition of the Effects of Inflation in Financial Information. The financial statements of the prior period have also been restated in terms of Mexican pesos of the latest period presented. The rates of inflation used to restate the consolidated financial statements as of and for the years ended December 31, 2006 and 2005 were 3.76% and 7.96%, respectively, which represents the inflation from those respective dates to December 31, 2007, based on the National Consumer Price Index (NCPI) published by the Central Bank of Mexico. Consequently, all financial statement amounts are comparable, both for the current and the prior periods, to the extent that all are stated in terms of Mexican pesos of the same purchasing power.

Procedures to recognize the effects of inflation in terms of Mexican pesos of purchasing power at the time of closing were as follows:

•	Balance sheets:

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

•	Statements of income:

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

•	Other statements:

The consolidated statements of changes in stockholders’ equity and changes in financial position present the changes in constant Mexican pesos, based on the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

d.	Cash and cash equivalents – This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

e.	Financial investments for trading purposes – According to its intent, from the date of acquisition, the Company classifies its investments in marketable securities as held for trading purposes, because the Company has the intention to trade the debt and equity instruments in the short-term, before their maturity; these investments are stated at fair value and any fluctuations in the value of these investments are recognized within current earnings. The fair value is the amount at which a financial asset can be exchanged or a financial liability can be paid, among interested and willing parties in a free trade transaction.

f.	Allowance for doubtful accounts – The Company systematically and periodically reviews the aging and collection of its accounts receivable and records an allowance for doubtful accounts when evidence exists that they will not be fully recoverable.

g.	Buildings, building improvements, machinery and equipment –These assets are initially recorded at acquisition cost and are restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 7.

h.	Airport concessions – Concessions to manage, operate and develop each of the airports are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the concession life of 50 years, as described in Note 8.

i.	Rights to use airport facilities – Rights to use airport facilities are recorded at the nominal cost of the airport facilities as recorded by ASA and are restated using factors derived from the NCPI. Amortization is calculated using the straight-line method based on the remaining useful lives of the related assets, as described in Note 8.

j.	Other acquired rights – Other acquired rights are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the period from the date of acquisition, as described in Note 10, to the end of the 50-year concession term.

k.	Impairment of long-lived assets in use – The Company reviews the carrying amounts of long-lived assets in use, pursuant to Bulletin C-15, Accounting for the Impairment and Disposal of Long-Lived Assets, when an impairment indicator suggests that such amounts might not be recoverable. Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows or the net sales price upon disposal.

None of the 12 airports can be considered an “independent cash generating unit” since all are part of the Pacific Group package included in the Federal Government’s bidding process. Therefore, each concessionaire must operate its airports regardless of their individual results. Accordingly, the Company reviews its long-lived assets for impairment on a consolidated basis.

l.	Embedded derivative instruments – When lease agreements establish rental payments in U.S. dollars and such currency is not the functional currency of both parties to the agreement, the embedded derivative, whose underlying is the U.S. dollar, is segregated and stated at fair value and is recorded as an embedded derivative asset or liability. Subsequent changes in the fair value of the derivative asset or liability are recognized in earnings.

m.	Other assets – Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over five years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. Preoperating costs that meet certain requirements are capitalized and will be amortized over seven years using the straight-line method, beginning from the commencement of operations.

n.	Provisions – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated; however, the final result could differ from that provision.

o.	Employee retirement obligations – Liabilities from seniority premiums and severance payments at the end of the work relationship are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

p.	Bank loans – Borrowings under the credit agreement are presented in current and long-term liabilities, depending on their maturity. Related interest expense is recognized in the period it occurs.

q.	Revenue recognition – The majority of the Company’s revenues are derived from rendering aeronautical services, which are generally related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” by “workload unit”. A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

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

r.	Foreign currency transactions – According to the Mexican Federal Tax Code, foreign currency transactions are recorded at the exchange rate in effect on the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between bank exchange rates in effect at the transaction date and the rates used by the Company is not considered material). Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing result.

s.	Statutory employee profit sharing – PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

t.	Income taxes – Income tax is recorded in results of the year in which it is incurred. Beginning October 2007, and according to INIF 8, Effects of the Business Flat Tax, based on its financial projections, the Company must determine whether it will incur regular income tax or the new Business Flat Tax (“IETU”) and, accordingly, recognize deferred taxes based on the tax it will pay. Deferred income tax assets or liabilities are recognized for temporary differences resulting from comparing the accounting and tax bases of assets and liabilities plus any future benefits, if any, from tax loss carryforwards and certain tax credits. Deferred income tax assets are recorded only when there is high probability of recovery.

Tax on assets paid that is expected to be recovered is recorded as an advance payment of income tax and is presented in the consolidated balance sheets increasing the deferred income tax asset.

u.	Earnings per share – Basic earnings per common share is calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same. All weighted average number of shares outstanding used in per share calculations include the retroactive effects of the reduction of the number of shares (“reverse stock split”) described in Note 13.e.

v.	Concentration of credit risk – Financial instruments that potentially expose the Company to a significant concentration of credit risk are primarily trade accounts receivable; however, management believes that such risk is adequately covered by the allowance for doubtful accounts.

4.	Cash and cash equivalents

As of December 31, the balances are composed of the following:

	2007		2006
Cash	Ps.	382,275	Ps.	4,027
Investments of cash surpluses		1,044,408		927,082

	Ps.	1,426,683	Ps.	931,109

5.	Financial investments held for trading purposes

Financial investments held for trading purposes are composed of the following at December 31:

	2007				2006
	Cost of acquisition		Fair value		Cost of acquisition		Fair value
Financial investments held for trading purposes	Ps.	230,640	Ps.	239,367	Ps.	130,806	Ps.	129,658

Investments held for trading purposes are composed of investment funds with immediate liquidity. According to the treasury policy of the Company, such investments will be traded within one year of acquisition, and are presented at fair value based on the market value of such securities at each balance sheet date.

6.	Trade accounts receivable

Trade accounts receivable are composed of the following at December 31:

	2007		2006
Accounts receivable	Ps.	520,676	Ps.	452,466
Allowance for doubtful accounts		(50,366)		(45,384)

	Ps.	470,310	Ps.	407,082

Accounts receivable include balances invoiced to domestic and international airlines for passenger charges of Ps. 384,895 and Ps. 326,497 as of December 31, 2007 and 2006, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The Guadalajara International Airport represented approximately 33%, 33% and 32% of consolidated revenues generated during the years ended December 31, 2007, 2006 and 2005, respectively. Also, approximately 88%, 89% and 88% of consolidated revenues during the years ended December 31, 2007, 2006 and 2005 were generated by the Company’s six largest airports (Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Bajío and Hermosillo).

7.	Buildings, building improvements, machinery and equipment

Buildings, building improvements, machinery and equipment are composed of the following at December 31:

	2007		2006		Average Annual Depreciation Rate
Machinery and equipment	Ps.	351,057	Ps.	359,245	10%
Office furniture and equipment		99,386		107,680	10%
Computer equipment		71,089		61,547	30%
Transportation equipment		29,465		28,406	25%
Communication equipment		10,727		14,686	10% and 30%
Buildings and building improvements		2,420,612		1,998,613	5%

		2,982,336		2,570,177

13

	2007		2006
Less- accumulated depreciation		(624,778)		(521,778)

		2,357,558		2,048,399
Construction in-progress:
Buildings and building improvements		815,320		397,128
Other		8,100		4,842

		823,420		401,970

	Ps.	3,180,978	Ps.	2,450,369

Construction in-progress relates mainly to the remodeling of the terminal building at the Puerto Vallarta, Guadalajara and Los Cabos airports. As of December 31, 2007, significant construction in-progress pending execution and payment amounts to approximately Ps. 188,837, which represents investments required by the Master Development Program described in Note 17.b.

In 2007, construction in-progress includes Ps. 2,184 of capitalized CFR (Ps. 3,618 interest paid less Ps. 1,434 from monetary position gain), derived from capital expenditures at the Bajío, Hermosillo, Puerto Vallarta and Los Cabos airports of Ps. 226,915. These expenditures were realized from September to December 2007; the average annual interest rate was 6.5%.

Reconciliation of the comprehensive financial result:

	2007
CFR capitalized	Ps.	(2,184)
Balance of CFR in the statements of income		97,343

Total CFR	Ps.	95,159

8.	Airport concessions

As described in Note 1.a, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.a, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2007:

			Remaining amortization term (years)
Acquisition cost	Ps.	24,210,213

assigned to:
Rights to use airport facilities:
Runways, aprons, platforms	Ps.	788,443	27
Buildings		876,867	17
Other facilities		138,596	2
Land		1,412,873	41

		3,216,779
Airport concessions		20,993,434	41

	Ps.	24,210,213

The value of the concessions at December 31 is as follows:

	2007		2006
Airport concessions	Ps.	20,993,434	Ps.	20,993,434
Less- accumulated amortization		(3,373,440)		(2,941,930)

	Ps.	17,619,994	Ps.	18,051,504

Each airport concession agreement contains the following terms and basic conditions:

•

The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development Program (“MDP”), and to provide airport, complementary and commercial services. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. The Company’s investment plans under the MDP must be updated every five years and approved by the SCT. During December 2004, SCT authorized the Company’s MDP update for the five-year period from 2005 to 2009.

•

The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•

The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

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

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

9.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31 was as follows:

	2007		2006
Rights to use airport facilities	Ps.	3,216,779	Ps.	3,216,779
Less- accumulated amortization		(833,197)		(733,214)

	Ps.	2,383,582	Ps.	2,483,565

10.	Other acquired rights

At December 31, the value of other acquired rights was as follows:

	2007		2006
Right to operate, charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	483,469	Ps.	483,469
Right to operate commercial space at Tijuana airport		19,443		19,443
Right to operate various space at Puerto Vallarta airport		358,095		358,095
Right to operate commercial space at Guadalajara airport		108,235		108,235
Right to operate various parking lots		7,118		7,118

		976,360		976,360
Less – accumulated amortization		(113,941)		(92,855)

	Ps.	862,419	Ps.	883,505

On June 1, 2000, the Company paid to Servicios Aéreos del Centro, S.A. de C.V. U.S.$ 34.9 million (Ps. 332,108 nominal pesos) to recover the right to operate the charter terminal (terminal 3) and the general aviation terminal at the Los Cabos International airport.

On December 12, 2002, GAP paid to Ruber, S.A. de C.V. and Recaro, S.A. de C.V. U.S.$ 1.5 million (Ps. 15,682 nominal pesos) to recover the right to operate commercial space at the Tijuana Airport and commercial advertising inside the terminal.

On June 1, 2004, GAP paid U.S.$ 26.6 million to Grupo Aeroplazas, S.A. de C.V. (“AEROPLAZAS”) for the early termination of the operating lease agreement in connection with certain commercial areas within the Puerto Vallarta airport, originally signed between AEROPLAZAS and ASA, which lease agreement was transferred, in its entirety, from ASA to the Puerto Vallarta airport.

On the same date, GAP paid U.S.$ 7.8 million to Aerolocales, S.A. de C.V. (“AEROLOCALES”) for the early termination of an operating lease agreement (which agreement was transferred from ASA, in its entirety, to the Guadalajara airport), in connection with certain commercial areas within the Guadalajara airport.

11.	Labor obligations

The liability for labor obligations at December 31 were as follows:

	2007		2006
Seniority premiums	Ps.	4,384	Ps.	4,063
Severance payments at the end of the work relationship		32,506		30,153

	Ps.	36,890	Ps.	34,216

a.	Seniority premiums – The net cost of the period for the obligations derived from seniority premiums was Ps. 526, Ps. 506 and Ps. 435 in 2007, 2006, and 2005, respectively. Other disclosures required by financial reporting standards are considered to be immaterial.

b.	Severance payments at the end of the work relationship – The existing values of these obligations and the rates used for their calculations at December 31, 2007, were as follows:

	2007		2006
Accumulated benefit obligation	Ps.	32,506	Ps.	30,153

Projected benefit obligation	Ps.	35,532	Ps.	33,323
Transition obligation		26,011		27,749

Net projected liability		9,521		5,574
Additional liability		22,985		24,579

	Ps.	32,506	Ps.	30,153

Rates used in actuarial calculations, net of effects of inflation, were as follows:

	2007	2006
Discount of the projected benefit obligation at present value	4%	4%
Increase in salaries	1%	1%

The period of amortization of the intangible asset is 6.0 years.

The net cost of the period is composed of the following:

	2007		2006		2005
Service cost of the year	Ps.	3,431	Ps.	3,542	Ps.	3,420
Amortization of the intangible asset		1,738		1,640		1,629
Financial cost of the year		1,228		1,246		1,143

	Ps.	6,397	Ps.	6,428	Ps.	6,192

The Company uses a measurement date of December 31 for its seniority premiums and severance payments.

12.	Bank loans

As discussed in Note 1.b, on August 31, 2007, the Los Cabos, Puerto Vallarta, Hermosillo and Bajio airports signed an unsecured credit agreement with Banamex, under which these airports draw on the credit in three separate tranches. Accordingly, on September 7, 2007, the Company borrowed the first available tranche of Ps. 600.0 million as follows: the Los Cabos airport borrowed Ps. 330.0 million, the Puerto Vallarta airport borrowed Ps. 193.0 million, the Hermosillo airport borrowed Ps. 44.0 million and the Bajio airport borrowed Ps. 33.0 million. The borrowings mature in seven years from the date of the borrowing and bear fixed interest of 8.52% on unpaid balances. Interest payments and amortization of principal are required to be made in 28 equal and consecutive quarterly payments. The Company paid the first amortization of principal and interest on December 7, 2007.

Outstanding borrowings as of December 31, 2007 mature as follows:

Year	Amount
2008	Ps.	85,714
2009		85,714
2010		85,714
2011		85,714
2012		85,714
Thereafter		150,001

	Ps.	578,571

At December 31, bank loans are payable by the following subsidiaries:

Airport	Current		Long-Term		Total
Bajío	Ps.	4,714	Ps.	27,107	Ps.	31,821
Hermosillo		6,286		36,143		42,429
Puerto Vallarta		27,571		158,536		186,107
Los Cabos		47,143		271,071		318,214

Total	Ps.	85,714	Ps.	492,857	Ps.	578,571

The loan agreement limits the use of the resources to the financing of capital expenditures and working capital of the Company, and does not permit any subsidiary of the Company to contract other debt, prohibits the merger of the Company (or any of its subsidiaries) with any other company, prohibits the sale or transfer of assets in an amount greater than Ps. 1,000, without previous authorization from Banamex and requires the Company to maintain certain financial ratios; in addition, in the case the airports are unable to fulfill their commitment under the credit agreement, dividends cannot be declared. As of December 31, 2007, the Company is in compliance with the covenants stipulated by the credit agreement.

13.	Stockholders’ equity

a.	At December 31, 2007 and 2006, capital stock consists of the following:

	Number of Shares	Nominal Value		Restatement Effect		Total
Fixed Capital
Series B	476,850,000	Ps.	13,616,849	Ps.	7,075,955	Ps.	20,692,804
Series BB	84,150,000		2,402,974		1,248,698		3,651,672

Total	561,000,000	Ps.	16,019,823	Ps.	8,324,653	Ps.	24,344,476

At December 31, 2005, capital stock consists of the following:

	Number of Shares	Nominal Value		Restatement Effect		Total
Fixed Capital
Series B	43,350,000	Ps.	1,237,895	Ps.	643,269	Ps.	1,881,164
Series BB	7,650,000		218,452		113,518		331,970

	51,000,000	Ps.	1,456,347	Ps.	756,787	Ps.	2,213,134

Variable Capital
Series B	433,500,000	Ps.	12,378,954	Ps.	6,432,686	Ps.	18,811,640
Series BB	76,500,000		2,184,522		1,135,180		3,319,702

	510,000,000		14,563,476		7,567,866		22,131,342

Total	561,000,000	Ps.	16,019,823	Ps.	8,324,653	Ps.	24,344,476

Series “BB” shares, which may represent up to 15% of capital stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

b.	In an Ordinary General Stockholders’ Meeting held on April 15, 2005, the stockholders declared cash dividends in the amount of Ps. 650,707 (Ps. 590,000 nominal pesos), which were paid on May 4, 2005.

c.	In an Extraordinary General Stockholders’ Meeting held on April 15, 2005, the stockholders approved the conversion of 510,000,000 shares of fixed capital stock into equal shares of variable capital stock.

d.	In an Ordinary General Stockholders’ Meeting held on April 27, 2005, the stockholders declared cash dividends in the amount of Ps. 485,272 (Ps. 440,000 nominal pesos), which were paid on June 3, 2005.

e.	During an Extraordinary General Stockholders’ Meeting held on February 2, 2006, the stockholders approved the following:

(i) the conversion of all outstanding variable common stock into fixed common stock; and

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

f.	In an Ordinary General Stockholders’ Meeting held on April 20, 2006, the stockholders declared cash dividends in the amount of Ps. 774,311 (Ps. 724,450 nominal pesos), which were paid on May 8, 2006.

g.	In an Ordinary General Stockholders’ Meeting held on November 30, 2006 for the Bajío, Guadalajara, Hermosillo, Morelia and Los Cabos airports, the stockholders approved the reclassification of the balance of the cumulative initial effect of deferred income tax account to retained earnings, including allocating a portion to the corresponding legal reserve.

h.	In an Ordinary General Stockholders’ Meeting held on April 19, 2007, the stockholders declared cash dividends in the amount of Ps. 1,171,616 (Ps. 1,140,000 nominal pesos), which were paid on two different dates, Ps. 837,655 (Ps. 815,000 nominal pesos) on May 18, 2007 and Ps. 333,961 (Ps. 325,000 nominal pesos) on October 31, 2007.

i.	The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2007 and 2006, the legal reserve, in nominal pesos was Ps. 196,988 and Ps. 152,268, respectively, amounts that represent 1.3% and 0.8% of the nominal value of capital stock, respectively.

j.	Dividends paid to non-resident holders with respect to Series B shares and ADS’s are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax calculated on a gross-up basis by applying a factor of 1.4286 in 2005, 1.4085 in 2006 and 1.3889 thereafter. Corporate tax rates of 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. According to the income tax law, the Company is responsible for the withholding and payment of the corporate-level dividend income tax.

k.	The balances of stockholders’ equity tax accounts as of December 31 were as follows:

	2007		2006		2005
Contributed capital account	Ps.	24,344,476	Ps.	24,344,476	Ps.	24,344,476
Net tax income account		982,009		1,121,056		962,651

Total	Ps.	25,326,485	Ps.	25,465,532	Ps.	25,307,127

14.	Foreign currency balances and transactions

a.	At December 31 the foreign currency monetary position was as follows:

	2007		2006
Thousands of U.S. dollars:
Monetary assets:
Cash and cash equivalents		47		5
Financial investments held for trading purposes		22,029		11,490
Trade accounts receivable		4,485		3,920

		26,561		15,415
Monetary liabilities:
Suppliers		96		13

Net monetary asset position		26,465		15,402

Equivalent in Mexican pesos	Ps.	287,574	Ps.	167,504

b.	Transactions denominated in foreign currency were as follows:

	2007	2006	2005
	(In thousands of U.S. dollars)
Revenues from aeronautical and non- aeronautical services	24,627	19,701	17,815

Technical assistance fee	4,796	4,677	4,523

Import purchases, technical assistance and other expenses	3,119	3,747	2,411

c.	The exchange rates in effect at the dates of the consolidated balance sheets and the date of the related report of the independent registered public accounting firm were as follows:

	December 31,						June 16, 2008
	2007		2006		2005
Mexican pesos per one U.S. dollar (see Note 3.r)	Ps.	10.8662	Ps.	10.8755	Ps.	10.7109	Ps.	10.3655

15.	Transactions with related parties

Transactions with related parties, carried out in the ordinary course of business, were realized at prices comparable to those for transactions with independent parties and were as follows:

	2007		2006		2005
Revenues:
Revenues from aeronautical and non-aeronautical services invoiced to Cintra	Ps.	—	Ps.	91,444	Ps.	967,321

Expenses:
Technical assistance fees	Ps.	125,857	Ps.	109,277	Ps.	99,718

Services received	Ps.	612	Ps.	8,670	Ps.	61,307

Concession taxes	Ps.	—	Ps.	25,253	Ps.	138,944

Through February 2006, Cintra, was considered a related party; however, subsequent to the sale of the Mexican Government’s participation in the Company as discussed in Note 1.b, Cintra was no longer considered a related party. Revenues invoiced to Cintra airlines include Ps. 74,786 and Ps. 803,625 of passenger charges for January and February 2006 and the year ended December 31, 2005, respectively.

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

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of U.S.$ 7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of U.S.$ 4,000,000 or 5% of GAP’s consolidated operating income, calculated prior to deducting the technical assistance fee, depreciation and amortization (these amounts are subject to restatement based on the U.S. National Consumer Price Index (CPI)).

AMP is also entitled to the refund of expenses incurred in the rendering of the services provided for in the agreement.

As described in Note 1.a, according to the terms of the concessions and the Government Duties Law, the Company must pay the Mexican Government an annual tax for the rights to use airport facilities equivalent to 5% of each concessionaire’s annual gross revenues. Until February 2006, the payment of such tax to the Mexican Government was considered a transaction with a related party; however, subsequent to the sale of the Mexican Government’s participation in the Company in February 2006, it is no longer considered a related party.

The total amounts paid to executive officers were as follows:

	2007		2006		2005
Benefits paid	Ps.	15,950	Ps.	15,301	Ps.	15,073
Indemnification payments		329		1,541		86

Total	Ps.	16,279	Ps.	16,842	Ps.	15,159

In 2007, the Company implemented an incentive plan for certain key directors. The amount of the incentive paid is tied to the performance of the Company’s publicly traded stock. At December 31, 2007, no related compensation effect has been recorded in the accompanying financial statements as Company management determined the amount to be immaterial.

16.	Income taxes

In accordance with Mexican tax law, the Company is subject to income tax, and through 2007, tax on assets. Income tax is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. As of 2007, the tax rate is 28% and in 2006 and 2005, it was 29% 30%, respectively. Due to changes in the tax legislation, effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.50% or 0.25% of taxable income. PTU paid is fully deductible.

In 2007, tax on assets was calculated by applying 1.25% to the value of the assets of the year, without deducting any liabilities. Through 2006 and 2005, tax on assets was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. Tax on assets was payable only to the extent that it exceeded income tax payable for the same period.

On October 1, 2007, the Business Flat Tax Law (“LIETU”) was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU, less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. IETU establishes that the tax rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010. The Asset Tax Law was repealed upon enactment of LIETU; however, under certain circumstances, tax on assets paid in the ten years prior to the year in which income tax is paid, may be refunded, according to the terms of the law. According to its financial projections and in accordance with INIF 8, the Company determined that it will pay income tax, and thereby recognized its deferred income taxes based on the regular income tax regime in the accompanying consolidated financial statements. Therefore, IETU did not result in adverse effects in current earnings.

a.	Recoverable income tax on dividends

In 2002, certain subsidiaries declared dividends in favor of the Company for Ps. 175,173 (Ps. 142,939 nominal pesos). However, such dividends were not applied against the net income tax account and thus generated income tax of Ps. 93,915 (Ps. 76,969 nominal pesos), payable by the Company, according to Article 11 of the income tax law. Such amount was charged to retained earnings and paid to the tax authorities on December 17, 2002.

The Company subsequently considered that the above tax payment could have been credited against tax on assets for the year the subsidiaries declared the dividend, based on Article 9 of the Asset Tax Law.

As such, the Company decided to record the taxes paid as a long-term recoverable income tax and request the related refund. The recognition of this asset generated an additional credit in the 2002 statement of income, which was presented as part of income tax expense.

From 2002 through December 2007, the Company filed a request with the tax authorities for confirmation of the criteria under which it was requesting this refund and as well, requested the related refund.

As of the date of these financial statements, the following resolutions have been obtained: a) The Aguascalientes airport received a refund of Ps. 4,827 nominal pesos in 2005; b) At the La Paz airport, the refund was denied in the ultimate instance in 2006 and the airport recognized an expense of Ps. 5,104 nominal pesos to remove the previously recognized recoverable tax asset; c) In May 2007, the Puerto Vallarta airport decided to forego its case with respect to the refund and instead, determined that it would be able to recover the amount of Ps. 24,202 (nominal pesos) through recoverable asset tax paid. Accordingly, the recoverable tax asset was written off; however, given that the Company had a deferred tax asset recognized with respect to recoverable asset tax that was fully reserved, such valuation allowance was reversed now that the airport determined it would be able to recover the amount. Accordingly, no net effect occurred in current earnings as a result of this decision; d) In 2007, the Mexicali and Tijuana airports received unfavorable sentences, for which reason the Company decided to reserve Ps. 3,920 and Ps. 38,916, respectively. In spite of this, the Company will continue with the legal proceedings through the ultimate instance in an effort to obtain a favorable sentence. In that instance, the benefit would be recognized in earnings of the corresponding year.

In the case of the Tijuana airport, in May 2005, the Mexican Treasury Department issued a fine on the grounds that it considered the inclusion of this requested refund in the annual tax return to be inappropriate. As such, the airport paid Ps. 11,445 (nominal pesos), but filed a judicial annulment for refund of such fine, for which they received a favorable resolution in the ultimate instance. Thus, the Company must file a request for refund with the tax authorities.

b.	Recoverable taxes

In 2003, the Company filed a request with the tax authorities regarding the confirmation of the criteria with respect to the basis that the Company can use to calculate the asset tax. The Company is requesting that such calculation, based on the interpretations of tax law as published by the Mexican Treasury Department, should only take into account the amount effectively paid by AMP for the shares of the Company that was reflected in the assets in each concession acquired through the bidding process. On April 23, 2004 and July 20, 2004 the Mexican Treasury Department (for the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Mexicali airports, hereinafter referred to as the “Minor airports” and for the Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Bajío and Manzanillo airports, hereinafter referred to as the “Principal airports”, respectively) denied the criteria requested by the Company. Accordingly, the Company filed a judicial annulment.

On August 29, 2006, the Mexican Treasury Department confirmed the criteria for the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, reducing the asset tax basis for these airports. Thus, for these airports, the base used to calculate tax on assets considers only the amount effectively paid by AMP for its 15% of the shares of the Company. This generated a recoverable tax as of December 31, 2006 for Ps. 190,537 (nominal pesos), plus Ps. 18,026 (nominal pesos) related to inflation, for a total recoverable asset of Ps. 208,563 (nominal pesos) recognized within the current recoverable income tax asset.

During 2007, the Company received a refund of Ps. 146,407 related to the airports, resulting in a pending balance of Ps. 62,156.

As of December 31, 2007 the judicial annulment for the Principal airports was still pending resolution.

c.	Income tax expense consists of the following:

	2007		2006		2005
Income tax:
Current	Ps.	464,342	Ps.	405,623	Ps.	367,030
Deferred		(229,601)		109,141		122,727
Cancellation of recoverable income tax		42,836		—		—
Recovery of tax on assets		—		(130,656)		—

Income tax expense	Ps.	277,577	Ps.	384,108	Ps.	489,757

d. The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes for the years ended December 31 is shown below:

	2007		2006		2005
Statutory rate		28%		29%		30%
Effect of permanent differences		(1% )		0%		(1% )
Effects of inflation		1%		1%		1%
Effects of cancellation of recoverable income tax		3%		—		—
Effect of recovery of tax on assets originated from enactment of IETU		(17% )		—		—
Effect of recovery of tax on assets		—		(10)%		—
Change in valuation allowance		3%		9%		11%

Effective rate		17%		29%		41%

e.	At December 31, the main items comprising the deferred income tax asset are:

	2007		2006
Airport concessions and rights to use airport facilities	Ps.	221,760	Ps.	325,170
Trade accounts receivable		13,161		11,430
Severance liability		3,893		878
Reorganization provision		7,840		—
Other provisions		8,191		—
Capitalized comprehensive financing result		(612)		—
Embedded derivatives		(6,980)		(5,375)

Deferred income tax from temporary differences		247,253		332,103
Effect of tax loss carryforwards		298,927		212,661
Recoverable tax on assets paid		739,682		711,156

		1,285,862		1,255,920
Valuation allowance for recoverable tax on assets paid		(121,277)		(459,314)
Valuation allowance for tax loss carryforwards		(116,966)		(84,183)

Net long-term deferred income tax asset	Ps.	1,047,619	Ps.	712,423

As a result of the enactment of IETU, the Company now has ten years, beginning in 2008 to recover existing asset tax credit carryforwards; as well, the LIETU established a mechanism to recover existing asset tax credit carryforwards that ultimately benefited the Company. Based on these changes which resulted in the Company’s ability to recover tax on assets that was previously determined to be unrecoverable, coupled with the Company’s financial projections from 2008 to 2017, in 2007, the Company recognized recoverable tax on assets paid in previous years for Ps. 354,897 (Ps. 286,361 nominal pesos), through the cancellation of the valuation allowance.

f.	The actual amount of recoverable tax on assets paid in previous years amounts to Ps. 739,682. However, according to tax on asset and IETU laws, the recovery against income tax of the amount of tax on assets paid in the last ten years is limited to 10% per year. Therefore, the Company recognized a valuation allowance of Ps. 121,277, which results in net recoverable tax on assets of the following:

	Recoverable tax on assets for year 2007		Recoverable tax on assets from 2008 to 2017		Total
Bajío	Ps.	8,827	Ps.	3,773	Ps.	12,600
Guadalajara		69,924		124,854		194,778
Morelia		—		4,277		4,277
Puerto Vallarta		35,355		14,479		49,834
Tijuana		—		356,346		356,346
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.		570		—		570

Total	Ps.	114,676	Ps.	503,729	Ps.	618,405

g.	Additionally, the Company has generated Ps. 1,067,596 of net operating loss carryforwards. However, based on its financial projections, the Company expects that only those net operating loss carryforwards at the Aguascalientes, La Paz and Mexicali airports will be recoverable, which results in net operating loss carryforwards of Ps. 649,861. All tax loss carryforwards expire in 2048, as permitted by the Mexican tax authorities for concession operations.

17.	Commitments

a.	The Company has leased office space under three five-year operating lease agreements, effective as of February 2006, February 2003 and June 2006. The respective monthly rental payments are U.S.$ 20,807, U.S.$ 7,888 and U.S.$ 2,784. Base rent is subject to increases according to the NCPI and the CPI, respectively.

Lease expense was Ps. 4,746, Ps. 4,497 and Ps. 4,208 for the years ended December 31, 2007, 2006 and 2005, respectively.

b.	On December 16, 2004, the SCT authorized the Company’s Master Development Program (MDP) update for the next five-year period from 2005-2009. The table below shows the investments to be made during this period, as approved by the SCT:

Year	MDP		Investment for handling checked-in luggage		Total amount
2005	Ps.	338,071	Ps.	308,843	Ps.	646,914
2006		424,697		—		424,697
2007		359,683		—		359,683
2008		311,560		—		311,560
2009		243,277		—		243,277

	Ps.	1,677,288	Ps.	308,843	Ps.	1,986,131

Amounts set forth above are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2003, as the Company is currently discussing with SCT the determination of the correct inflation index to be used to restate such amounts as of December 31, 2007.

On February 2007, SCT authorized additional investments under the MDP of Ps. 151,883 at the Puerto Vallarta airport and Ps. 420,797 at the Los Cabos airport, representing nominal amounts at December 2003. The aggregate MDP, considering this additional capital expenditure is Ps. 2,558,811.

18.	Contingencies

a.	Several municipalities have filed real estate tax claims against some subsidiary concessionaires related to the land where the airports are located. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or results of operations.

In the case of the Mexicali airport, claims have been filed for Ps. 89 million (nominal pesos), which is guaranteed with an encumbrance on 25% of the daily revenues from the operation of the parking lot at the airport generated from November 2004 and until December 31, 2007. The cumulative amount of such encumbrances is Ps. 5.4 million (nominal pesos). During 2006, the Company received a favorable resolution in the first instance, which was appealed by the municipality. As of the date of these financial statements, the case is still pending resolution.

On June 8, 2005, the Tijuana airport received a second municipal real estate tax claim of Ps. 146,442 (nominal value), similar to municipal claims previously received by this and other airports, as described above. During 2005, the municipal authorities ordered the temporary encumbrance of certain assets at the Tijuana airport. On February 9, 2006, a bailment contract was issued on behalf of the Tijuana airport for Ps. 141,770 (nominal pesos) in order to release the encumbrance. As of the date of these financial statements, the case is still pending resolution.

b.	On January 25, 2006, the Company entered into a line of credit which provides for the issuance of letters of credit up to an aggregate amount of Ps. 300,000 with a financial institution in order to guarantee all amounts claimed by the municipal authorities at its airports. Although no borrowings have been made against the line of credit, until its expiration in 2009, the Company’s airport subsidiaries are subject to certain financial covenants, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including the Company’s concessions) and reserves for inflationary effects, in each case under MFRS) of at least Ps. 2,100,000, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letters of credit and (iii) maintain consolidated annual earnings before interest, income tax, depreciation and amortization of at least Ps. 1,000,000. As of the date of these financial statements, the Company has complied with all covenants.

c.	In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, which was a rural property owned by a group of farmers (“Ejido”). The farmers have raised claims against the indemnity payments received from the Mexican Government. One such claim demands reversal of the land expropriation. While such claims are not actually against the Company, a favorable ruling on the return of the land might disrupt the current airport operation. According to the concession terms, access by the Company to land assigned to concessionaires is guaranteed. Therefore, the Company believes, although no assurance can be given, that the Mexican Government would be liable for any operational disruption caused by the farmers and would have to restore the concessionaire rights of use of public property. During 2007, the Ejido received an unfavorable resolution, which it appealed. As of the date of these financial statements, resolution of the appeal is still pending.

d.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these financial statements the Company does not have any environmental sanctions against it.

e.	In 2002, the Company settled a dispute with ASA related to administrative services provided to the Company during 1999. As a result of the settlement, the Company recorded a liability of Ps.70,924 (constant pesos) during 2002, which was ultimately paid to ASA during 2003. The Company considered these fees deductible for fiscal year 2003 and accordingly filed a request with the Mexican Treasury Department to confirm that such tax treatment was appropriate, regardless of the fact that the settlement took place in 1999.

As a result of a denial of the Company’s request by the Mexican Treasury Department, the Company filed for appeals at each airport. Since the date of these appeals, the Company has received favorable sentences in the ultimate instance as several airports. At the Aguascalientes and Morelia airports, however, unfavorable sentences in the ultimate instance were received, for which reason the Company has recognized a provision of Ps. 1,336 and Ps. 2,058, respectively, which include penalties and interest.

At six of its other airports, the Company has received a favorable sentence in the first instance. If the Company is not successful in such claims, it is expected that it may be required to pay Ps. 20.6 million, plus penalties and interest accumulated through the date of payment, in addition to provision already recognized as discussed above.

f.	A claim has been filed against the Company by Remaconst, S.A. de C.V. concerning breach of a contract entered into between Remaconst and ASA, the Company’s predecessor, in 1992. As of the date of these financial statements, the Company has received a favorable sentence, which requires Remaconst to pay Ps. 17,222 as a maximum amount. However, the Company is still negotiating with Remaconst to define the terms and the total amount to be paid.

g.	The users of airports, principally airlines, have been subject to increased costs following the September 11 events. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of the Company’s international flights involve travel to the U.S., the Company may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican Government, being part of the International Civil Aviation Organization (“OACI”), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The new process is expected to require the installation of new screening equipment, which the Company will be required to purchase and operate. The Company cannot currently estimate the cost of compliance with the new screening guidelines. The Company could be required to undertake significant capital expenditures and ongoing operating expenses to comply with these requirements, which could restrict its liquidity and adversely affect its operating results. In addition, the Company may be exposed to a higher risk of liability as a result of the requirement that it directly operates this equipment.

h.	Grupo de Ingeniería Universal, S.A. de C.V. (“GIUSA”), a contractor that carried out specific work at the Guadalajara International Airport, sued such airport, claiming non-compliance with the contract and other related agreements, as well as the payment of approximately Ps. 43 million and other unquantified benefits. The Company obtained favorable sentence in first instance, which was appealed by GIUSA. As of the date of these financial statements, resolution is still pending. Although no assurance can be provided, the Company considers that it has sufficient elements to obtain a favorable outcome.

19.	Information by industry segment

The Company determines and evaluates its airports individual performances before allocating personnel-related costs and other costs incurred by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), the subsidiary relating to the Company’s senior management. All airports provide similar services to their customers. The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Bajío airports. The financial information relating to the remaining six airports, as well as that of SIAP, Pacífico Cargo (until 2006), Corsa and Parking (since 2007), and the Company’s corporate operations (including investment in its subsidiaries) was combined and included under “Other”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2007	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Bajío		Other		Eliminations		Total
Total revenues	Ps.	1,163,027		Ps. 477,779	Ps.	528,527	Ps.	556,151	Ps.	156,333	Ps.	192,119	Ps.	2,044,688	Ps.	(1,641,300)	Ps.	3,477,324
Income from operations		624,150		172,894		282,790		336,934		45,378		84,413		1,450,041		(1,411,195)		1,585,405
Interest income (expense)		41,891		74,500		10,555		20,071		3,488		7,866		(5,565)		0		152,806
Income tax expense		194,180		(201,166)		85,904		97,920		12,712		25,364		62,663		0		277,577
Total assets		8,826,742		5,552,341		3,809,317		3,188,003		1,424,398		1,318,432		30,041,700		(26,634,656)		27,526,277
Total liabilities		135,693		51,628		287,839		473,698		63,489		57,312		323,085		(228,032)		1,164,712
Capital expenditures		238,682		25,401		178,223		318,842		17,330		11,637		141,502		0		931,617
Buildings, building improvements, machinery and equipment		903,746		296,139		503,345		560,461		147,665		141,703		627,988		(69)		3,180,978
Other acquired rights		99,610		17,330		330,731		410,969		2,056		—		1,723		0		862,419
Depreciation and amortization for the year		240,698		136,463		101,647		67,767		40,408		37,980		129,134		0		754,097

December 31, 2006	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Bajío		Other		Eliminations		Total
Total revenues	Ps.	1,010,624	Ps.	388,371	Ps.	484,384	Ps.	508,340	Ps.	138,115	Ps.	174,382		Ps. 1,463,104	Ps.	(1,121,127)	Ps.	3,046,193
Income from operations		477,223		101,525		256,676		324,856		36,478		74,204		941,408		(930,671)		1,281,699
Interest income (expense)		26,148		6,741		2,429		31,210		5,478		6,172		(221)		0		77,957
Income tax expense		144,951		95,558		75,729		101,148		(18,884)		22,768		(37,162)		0		384,108
Total assets		8,836,799		5,114,083		3,563,808		2,805,196		1,427,442		1,297,519		29,763,533		(26,333,280)		26,475,100
Total liabilities		88,725		42,782		65,615		51,881		23,589		20,607		474,248		(422,709)		344,738
Capital expenditures		195,738		39,766		150,711		151,507		41,236		13,508		73,294		0		665,760
Buildings, building improvements, machinery and equipment		723,625		295,861		348,911		256,631		141,195		141,518		542,698		(70)		2,450,369
Other acquired rights		102,015		17,752		338,831		421,034		2,107		—		1,766		0		883,505
Depreciation and amortization for the year		252,184		134,833		98,477		63,821		37,868		36,758		120,196		0		744,137

December 31, 2005	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Bajío		Other		Eliminations		Total
Total revenues	Ps.	889,900	Ps.	352,694	Ps.	443,540	Ps.	465,679	Ps.	141,736	Ps.	167,940		Ps. 1,263,776	Ps.	(927,621)	Ps.	2,797,644
Income from operations		420,852		79,905		234,664		295,021		47,799		72,560		846,693		(807,351)		1,190,143
Interest income (expense)		34,647		3,763		8,071		39,149		5,427		7,610		(1,689)		0		96,978
Income tax expense		130,273		95,804		30,216		93,375		44,804		22,318		72,967		0		489,757
Total assets		8,761,433		5,116,978		3,591,681		2,766,219		1,381,377		1,293,234		29,522,675		(26,149,645)		26,283,952
Total liabilities		70,746		49,133		60,928		49,838		19,956		21,341		422,676		(387,315)		307,303
Capital expenditures		177,842		34,888		148,967		31,770		45,553		24,008		171,182		0		634,210
Buildings, building improvements, machinery and equipment		636,121		279,501		219,241		116,614		108,318		138,252		489,557		(70)		1,987,534
Other acquired rights		103,646		18,176		346,930		431,100		2,157		—		1,806		0		903,815
Depreciation and amortization for the year		208,072		133,792		86,155		61,564		35,078		35,184		106,431		0		666,276

20.	Revenue

According to the General Law on Airports and its regulations, Company revenues are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Complementary services are ramps and handling services, catering, fuel supply, maintenance and repairs, and traffic and dispatch services.

Commercial services include services that are not essential for the operation of an airport, such as car parking areas, lease of space to retailers, restaurants and banks.

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

During the periods ended December 31, 2007, 2006 and 2005, the Company charged up to 99.7%, 98.8% and 99.2% respectively, of the maximum rate.

For presentation purposes, revenues from access fees charged to third party providers of complementary services are classified as airport services. Below is a detail of the Company’s revenues for the years ended December 31, 2007, 2006 and 2005, respectively, according to the General Law on Airports and its regulations:

	2007		2006		2005
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	136,272	Ps.	152,105	Ps.	140,930
Charges for not canceling extended stay reservations		408		47		2,271
Parking on embarking/disembarking platform		94,193		107,046		100,818
Parking on extended stay or overnight platform		20,981		25,308		19,175
Passenger walkways and shuttle buses		23,318		27,460		24,667
Airport security charges		39,379		34,440		31,742
Airport real estate services to airlines:
Leasing of hangars to airlines		14,794		14,271		14,007
Leasing of shops, warehouses and stockrooms to airlines (operating)		4,085		4,263		3,979
Leasing of space and other terminal facilities to airlines within the terminal (operating)		34,716		32,456		27,598
Leasing of land and other surfaces to airlines outside the terminal (operating)		7,517		6,864		5,949
Leasing of check-in desks and other terminal space		21,223		21,221		18,238
Leasing of desks and other terminal space for ticket sale		7,590		6,784		5,652
Airport passenger services:
Domestic passenger charges		1,370,623		1,023,373		922,314
International passenger charges		968,456		960,692		908,000
Airport real estate services and rights of access to other operators		17,757		16,354		15,040
Complementary services:
Catering services		9,241		12,598		13,198
Other third-party ramp services rendered to airlines		18,724		12,436		8,946
Traffic and/or dispatch		18,882		17,776		15,186
Fuel supply or removal		2,352		3,268		3,136
Third-party airplane maintenance and repair		2,358		1,448		289

Total regulated revenues included in the maximum rate		2,812,869		2,480,210		2,281,135
Regulated revenues not included in the maximum rate:
Car parking charges		134,880		113,601		106,537
Recovery of cost over aeronautical services		11,938		11,247		11,022
Recovery of cost over non-aeronautical services		11,300		11,443		11,259

Total regulated revenues not included in the maximum rate		158,118		136,291		128,818

Total regulated revenues		2,970,987		2,616,501		2,409,953

28

	2007		2006		2005
Unregulated revenues
Commercial concessions (1):
Retail operations		58,301		52,284		44,969
Food and beverages		45,899		40,084		33,693
Duty free		36,700		32,858		26,540
VIP lounges		6,409		6,287		5,611
Financial services		6,348		6,177		6,026
Communications and networks		10,293		12,318		10,817
Car rentals		52,033		46,904		41,516
Advertising		34,483		30,842		26,275
Time sharing		71,594		47,531		52,055
Leasing of space to airlines and other complementary service providers (non-operating)		63,153		48,734		46,438
Revenues from sharing of commercial activities (1):
Retail operations		10,695		8,416		4,576
Food and beverages		20,912		16,439		10,294
Duty free		18,495		15,960		19,378
Financial services		333		475		375
Communications and networks		—		8		228
Car rentals		8,182		6,905		7,181
Advertising		2,686		801		249
Time sharing		296		1,282		923
Others		1,416		3,643		2,825
Access fee for ground transportation		12,221		12,000		10,764
Non-airport access fees		38,049		31,291		28,654
Services rendered to ASA		67		77		66
Various commercial-related revenues		7,772		8,376		8,238

Total unregulated revenues		506,337		429,692		387,691

Total revenues	Ps.	3,477,324	Ps.	3,046,193	Ps.	2,797,644

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above.

Future minimum rentals as of December 31, 2007, are as follows:

Year	Amount
2008	Ps.	310,646
2009		233,022
2010		190,311
2011		135,517
2012		82,975
Thereafter		70,106

Total	Ps.	1,022,577

Amounts include contracts denominated in both Mexican pesos and U.S. dollars. The U.S. dollar denominated future minimum rentals were translated to Mexican pesos using the exchange rate applicable on December 31, 2007, which was a rate of Ps. 10.9169 Mexican pesos to U.S.$ 1.00.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2007, 2006 and 2005 are disclosed under the caption “Revenues from sharing of commercial activities”.

21.	Cost of services

Cost of services for the years ended December 31 was composed of the following:

	2007	2006	2005
Employee costs	Ps. 351,699	Ps. 323,104	Ps. 308,529
Maintenance	142,361	127,430	131,581
Safety, security and insurance	106,251	102,728	91,891
Utilities	90,307	85,397	72,331
Other	148,501	121,088	98,231

	Ps. 839,119	Ps. 759,747	Ps. 702,563

22.	Depreciation and amortization

Depreciation and amortization for the years ended December 31 were composed of the following:

	2007		2006		2005
Depreciation	Ps.	201,671	Ps.	191,709	Ps.	113,864
Amortization		552,426		552,428		552,412

	Ps.	754,097	Ps.	744,137	Ps.	666,276

23.	New accounting principles not yet in effect

In 2007, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and INIFs, which became effective for fiscal years beginning on January 1, 2008:

NIF B-2, Statement of Cash Flows

NIF B-10, Effects of Inflation

NIF B-15, Translation of Foreign Currencies

NIF D-3, Employee Benefits

NIF D-4, Taxes on Income

INIF 5,	Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust it to Fair Value

INIF 6, Timing of Formal Hedge Designation

INIF 7,	Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset

Some of the significant changes established by these standards are as follows:

•

NIF B-2, Statement of Cash Flows. This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

30

•

NIF B-10, Effects of Inflation. NIF B-10 defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized.

•

NIF B-15, Translation of Foreign Currencies. NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B- 15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency; and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

•

NIF D-3, Employee Benefits. This NIF addresses current and deferred PTU. Deferred PTU should be calculated using the same methodology established in Bulletin D-4, Income Taxes, Tax on Assets and Statutory Employee Profit Sharing. It also includes the career salary concept and the amortization period of most items is reduced to five years, as follows:

Items will be amortized over a five-year period, or less, if employees’ remaining labor life is less than the:

•	Beginning balance of the transition liability for severance and retirement benefits

•	Beginning balance of past service cost and changes to the plan

•	Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008

•

Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a five-year period (net of the transition liability), with the option to fully amortize such item against the results of 2008.

•

NIF D-4, Taxes on Income. This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative income tax effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

•

INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust it to Fair Value. INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument’s initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10, Derivative Financial Instruments and Hedging Activities. INIF 5 also establishes that the effect of the change should be prospectively recognized, affecting results of the period in which this INIF becomes effective. If the effect of the change is material, it should be disclosed.

•

INIF 6, Timing of Formal Hedge Designation. INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship. Paragraph 51.a) of Bulletin C- 10 only considered the hedge designation at the inception of the transaction.

31

•

INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset. INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, whose price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10. The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

•

On November 30, 2006, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 12, Service Concession Arrangements. The Interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The Interpretation does not address the accounting for the government (grantor) side of such arrangements. Accounting for concessions is not specifically addressed in MFRS, for which reason IFRIC 12 will be applied supplementally in the Company’s consolidated financial statements.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

24.	Differences between MFRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”)

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from U.S. GAAP.

The principal differences between MFRS and U.S. GAAP and the effects on the consolidated net income and consolidated stockholders’ equity of the Company are presented below with an explanation of the adjustments.

	For the years ended December 31,
	2007		2006		2005
Reconciliation of net income
Net income according to MFRS	Ps.	1,402,819	Ps.	928,025	Ps.	711,268
U.S. GAAP adjustments
(i) Amortization of the cost of airport concessions		431,510		431,510		431,510
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(27,779)		(27,779)		(27,779)
(iii) Deferred fees for technical assistance services		(25,762)		(47,810)		(15,887)
(iv) Recognition of the fair value of embedded derivative instruments		3,374		(8,749)		(9,574)
(v) Preoperating costs		2,673		(5,908)		(5,368)
(vi) Legal gain contingency		—		—		(12,358)
(vii) Other income from recoverable taxes		83,411		5,296		5,208
(x) Transition obligation and the related amortization for severance payments recognized under MFRS		1,738		(27,749)		—

Total U.S. GAAP adjustments before the effect of deferred income taxes		469,165		318,811		365,752
(viii) Deferred income taxes		(115,224)		(105,544)		(117,672)

Total U.S. GAAP adjustments		353,941		213,267		248,080

Net income according to U.S. GAAP	Ps.	1,756,760	Ps.	1,141,292	Ps.	959,348

	At December 31,
	2007		2006
Reconciliation of stockholders’ equity
Stockholders’ equity according to MFRS	Ps.	26,361,565	Ps.	26,130,362
U.S. GAAP adjustments
(i) Initial cost of airport concessions (recorded to common stock under MFRS)		(20,993,434)		(20,993,434)
(i) Accumulated amortization of airport concessions		3,373,440		2,941,930
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(231,489)		(203,710)
(iv) Recognition of the fair value of embedded derivative instruments		(65,027)		(68,401)
(v) Preoperating costs		(24,054)		(26,727)
(vi) Legal gain contingency		(12,358)		(12,358)
(vii) Recoverable income taxes		—		(83,411)
(x) Transition obligation for severance payments recognized under MFRS		(26,011)		(27,749)

Total U.S. GAAP adjustments before the effects of deferred income taxes		(17,978,933)		(18,473,860)

(viii) Deferred income taxes		5,030,640		5,145,864
Total U.S. GAAP adjustments		(12,948,293)		(13,327,996)

Stockholders’ equity according to U.S. GAAP	Ps.	13,413,272	Ps.	12,802,366

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common Stock		Additional Paid-in Capital		Retained Earnings		Cumulative Other Comprehensive Income		Total Stockholders’ Equity
Balance at January 1, 2006	Ps.	3,351,045	Ps.	49,416	Ps.	8,987,114	Ps.	—	Ps.	12,387,575
Net income				—		1,141,292		—		1,141,292
Deferred fees for technical assistance services		—		47,810		—		—		47,810
Dividends (1.391 pesos per basic share)		—		—		(774,311)		—		(774,311)

Balance at December 31, 2006		3,351,045		97,226		9,354,095		—		12,802,366

	Common Stock		Additional Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income		Total Stockholders’ Equity
Net income		—	—	1,756,760		—		1,756,760
Deferred fees for technical assistance services		—	25,762	—		—		25,762
Dividends (2.104 pesos per basic share)		—	—	(1,171,616)		—		(1,171,616)

Balance at December 31, 2007	Ps.	3,351,045	Ps. 122,988	Ps. 9,939,239	Ps.	—	Ps.	13,413,272

Condensed balance sheets and statements of income including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, were as follows:

	At December 31,
	2007		2006
Assets
Current assets:
Cash and cash equivalents	Ps.	1,426,683	Ps.	931,109
Financial investments held for trading purposes		239,367		129,658
Other current assets		676,689		658,731

Total current assets		2,342,739		1,719,498
Buildings, building improvements, machinery and equipment – net		3,180,978		2,450,369
Assets under concession – net (“Rights to use airport facilities” under MFRS)		2,152,093		2,279,855
Deferred income taxes		6,048,955		5,846,685
Other assets		897,258		916,175

Total assets	Ps.	14,622,023	Ps.	13,212,582

Liabilities and stockholders’ equity:
Current liabilities	Ps.	598,267	Ps.	290,453
Long-term bank loan		492,857		—
Other long-term liabilities		117,627		119,763

Total liabilities		1,208,751		410,216
Common stock		3,351,045		3,351,045
Additional paid-in capital		122,988		97,226
Retained earnings		9,939,239		9,354,095

Total stockholders’ equity		13,413,272		12,802,366

Total liabilities and stockholders’ equity	Ps.	14,622,023	Ps.	13,212,582

	For the years ended December 31,
	2007		2006		2005
Net revenues	Ps.	3,486,430	Ps.	3,039,294	Ps.	2,766,163
Cost of services		838,950		794,904		708,657
Technical assistance fees		151,619		157,087		115,605
Concession taxes		172,846		151,333		138,944
Depreciation and amortization		347,693		340,406		262,545

Total cost of services		1,511,108		1,443,730		1,225,751

Income from operations		1,975,322		1,595,564		1,540,412
Net comprehensive financing income		91,611		28,339		34,391
Other income (expense) – net		(783)		1,745		(8,026)
Income tax expense		(309,390)		(484,356)		(607,429)

Net income	Ps.	1,756,760	Ps.	1,141,292	Ps.	959,348

Weighted average number of common shares outstanding		556,792,500		556,792,500		556,792,500
Weighted average number of common shares and common share equivalents		561,000,000		561,000,000		561,000,000
Basic earnings per share (Mexican pesos)	Ps.	3.1551	Ps.	2.0498	Ps.	1.7230
Diluted earnings per share (Mexican pesos)	Ps.	3.1315	Ps.	2.0344	Ps.	1.7101

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

In addition, under MFRS, the airport concessions were deemed as concessions with a definite life and therefore have been amortized based on the concession term. Under US GAAP, such amortization has been reversed.

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

Because the transfer of fixed assets was made among entities under common control, for U.S. GAAP purposes, the related assets were recognized at their carrying value in the records of the Mexican Government, with remaining amortization terms as follows:

			Remaining amortization term (years)
Assets under concession allocated to:
Runways	Ps.	788,443	27
Land and buildings		2,289,740	17
Other infrastructure		138,596	2

	Ps.	3,216,779

In addition, as the transfer of fixed assets included land and buildings, the Company obtained an independent appraisal of all fixed assets under concession as of the date the concession was granted. Based on the appraisals, the fair value of the land was not considered significant in relation to the total fair value of all assets transferred. Accordingly, the land has been recorded as a single unit with the building and is amortized over the economic life of the building of 25 years. Amortization of the land component of the rights to use airport facilities under MFRS is over a period of 50 years. Thus, the difference in the amortization period results in increased amortization of the asset for purposes of the U.S. GAAP reconciliation.

As described in Notes 8 and 15 to the financial statements prepared under MFRS, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses. The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders. The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used. Accordingly, this annual payment is considered a tax rather than consideration paid in exchange for the Mexican Government’s contribution of the concessioned assets. Because taxes do not give rise to a liability until such time as they are incurred under U.S. GAAP, no additional obligation related to the contribution by the Mexican Government is recognized. No adjustment is made in the U.S. GAAP reconciliation for the concession tax; such tax is included within operating expenses, given that it is a tax assessed for the Company’s use of the concessions and is based on revenues generated by the concession.

(iii) Deferred fees for technical assistance services

In 1998, the Company granted a stock option to AMP to acquire an additional 5% of the shares of the Company provided that AMP complied with the terms of the technical assistance agreement. The option was exercisable in three tranches through August 25, 2006.

For U.S. GAAP purposes, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123(R), Share Based Payment, effective January 1, 2006, using the modified prospective application method, which applies to new awards, to any outstanding liability awards, and to awards modified, repurchased, or cancelled after January 1, 2006, as well as to the unvested portion of previously issued awards that remain outstanding at the initial date of adoption. SFAS 123(R) replaced SFAS No. 123, Accounting for Stock-Based Compensation, previously applied by the Company. SFAS No. 123(R) requires all stock-based compensation awards, including stock options, to be accounted for at fair value and to be recognized as compensation expense over the requisite service period.

Further, EITF 96-18, Accounting for Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), provides guidance to establish a measurement date for awards issued other than to employees.

Based on the requirements in SFAS 123(R) and EITF 96-18, the Company established the measurement date with respect to the option agreement to AMP as being the date performance by AMP is complete, and consequently recognized the related cost of the award using variable accounting, as illustrated in FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Accordingly, as the service period over which AMP was required to provide technical assistance to the Company in order to be able to exercise the option was from August 1999 through August 2004, 100% of the compensation cost for the option award was recognized over such period. Accordingly, no additional compensation cost was recognized for the years ended December 31, 2007, 2006 and 2005. The option expired unexercised on August 25, 2006. The calculation of the cost related to the award was based on an initial estimated fair value of the option of U.S.$ 23,179 on August 25, 1999, inception of the award, which subsequently fell to U.S.$ 217 at August 25, 2004. The fair value of the award as of August 25, 2004, the last measurement date, was based on an independent appraisal, determined using the Monte Carlo model.

In addition to the stock option, AMP also holds forfeitable shares of GAP common stock in a trust. Upon AMP’s initial acquisition in 1999 of 15% of GAP’s common stock, which represented 100% of the Series “BB” shares of GAP, and pursuant to the terms of the participation agreement between GAP and AMP, AMP signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C. and assigned to the trustee all of the Series “BB” shares it acquired. In the trust agreement, GAP was named as secondary beneficiary only in the instance in which AMP does not comply with the terms of the technical assistance agreement, in which case 5% of the Series “BB” shares would be forfeited and sold, with the proceeds of the sale to be provided to GAP as liquidated damages and penalties. AMP may gradually sell the shares in increments over the 15-year term of its initial participation contract.

Based on the fact that the five percent of AMP’s initial investment held in the trust is forfeitable, subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of Ps. 25,762, Ps. 47,810 and Ps. 15,887 for the years ended December 31, 2007, 2006 and 2005, respectively. Such amount is included with the cost of the stock option in the U.S. GAAP reconciliation under the caption deferred fees for technical assistance services.

(iv) Recognition of the fair value of embedded derivative instruments

As part of its ongoing operations, the Company enters into operating lease agreements to lease commercial space in its airport terminals. Certain leases are priced in U.S. dollars while the functional currency of both the Company and the tenants to whom commercial airport terminal space is leased is the Mexican peso.

The U.S. dollar foreign currency component of these contracts meet the criteria under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended as embedded derivatives. The Company has determined that: i) the embedded derivatives are not clearly and closely related to the economic characteristics and risks of the host contracts (lease agreements) and ii) separate, stand-alone instruments with the same terms as the embedded derivative instruments would otherwise qualify as a derivative instruments, thereby requiring separation from the lease agreements and recognition at fair value. Such instruments do not qualify for hedge accounting under SFAS No. 133 and are thereby considered non-hedging derivatives. Accordingly, the embedded derivative should be recorded at fair value in the balance sheet, with changes in such fair value each period recorded to results of operations, classified according to nature of the item to which the embedded derivative instrument is related.

These contracts also represent embedded derivative instruments under MFRS. Although the Company adopted C-10 for MFRS purposes, a difference still arises between the accepted valuation methodologies of the embedded derivatives under U.S. GAAP and MFRS. The accepted valuation methodology under U.S. GAAP requires that at the inception of the contract, such embedded derivatives be “at-the-market” and thus, have a fair value equal to zero. At each subsequent reporting date, the embedded derivatives are adjusted to their fair value based on the difference between the forward curve rates on the monthly payments at the reporting date versus the forward curve rates on the monthly payments at the date of inception of the lease contract. Under MFRS, the embedded derivatives are valued from inception of the contract and at each reporting date based on the forward curve rates on the monthly payments at the reporting date versus the spot rate at the reporting date, applied to the future rentals receivable. This method effectively recognizes the present value of the changes in the exchange rates on the future rentals receivable.

Accordingly, the following adjustments are included in the reconciliation to U.S. GAAP:

•

As of December 31, 2007 and 2006, the valuation methodology followed under MFRS results in an embedded derivative asset, while the corresponding U.S. GAAP methodology generates an embedded derivative liability. Accordingly, the difference between the values of the embedded derivatives recorded in the balance sheets under U.S. GAAP and MFRS are included the reconciliation of stockholders’ equity. Differences between related changes in the fair values of embedded derivatives are included in the reconciliation of net income.

•

Lastly, the change in the fair value of the embedded derivatives under U.S. GAAP is classified as revenues, based on the nature of the item to which the embedded derivative instrument is related, while under MFRS, such amount is included in net comprehensive financing income.

A reconciliation of the adjustments for the recognition of the fair value of embedded derivatives is as follows:

	For the years ended December 31,
	2007		2006		2005
Amount recorded to net income under MFRS	Ps.	5,732	Ps.	1,850	Ps.	(21,907)
Effect for change in fair value of embedded derivatives		3,374		(8,749)		(9,574)

Amount recorded to net income under U.S. GAAP	Ps.	9,106	Ps.	(6,899)	Ps.	(31,481)

(v) Preoperating costs

In 2002, the Company established a new subsidiary, Pacífico Cargo, which was to provide cargo and storage services to certain courier and freight companies at the Guadalajara airport. Accordingly, the subsidiary incurred various costs, including salaries, feasibility and marketing studies, insurance and various legal costs related to developing the cargo center. As of December 31, 2006, Pacífico Cargo was liquidated and the administration of the cargo operation was transferred to by the Guadalajara International Airport.

The preoperating expenses related to this subsidiary have been capitalized for purposes of MFRS, in accordance with Bulletin C-8, Intangibles, which permits the capitalization of certain project development costs that fulfill the criteria established for recognition as assets. The capitalized costs were amortized beginning in May 2007, the date the operation was placed into use, using the straight-line method over seven years.

As these costs are one-time activities related to the opening of the subsidiary, for purposes of U.S. GAAP, they are considered to be start-up costs, which are expensed in accordance with Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities. Accordingly, for purposes of U.S. GAAP, the portion of preoperating costs capitalized under MFRS that fall within the criteria of SOP 98-5 was cancelled.

Additionally, the amortization of such costs under MFRS has been reversed in the U.S. GAAP reconciliation.

(vi) Legal gain contingency

As described in Note 16.a to the financial statements under MFRS, in May 2005 the Company paid a fine to the Mexican Treasury Department for Ps. 11,445 (nominal pesos) related to its request for refund on the taxes paid on dividends. Based on the advice of its legal counsel, the Company determined that such fine had no legal basis and as such, in the financial statements under MFRS, recorded the amount paid as a recoverable asset.

Under U.S. GAAP, such fine is considered a gain contingency. As realization of this amount is not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP is prohibited. Accordingly, the amount was included in other expenses for the year ended December 31, 2005.

(vii) Recoverable income taxes

As discussed in Note 16.a to the financial statements under MFRS, in 2002 the Company paid dividends, which generated Ps. 93,915 of income tax that was paid by the Company in 2002. As of December 31, 2002, the Company recorded a deferred tax asset for the income taxes paid, as the amount can be used to offset future income tax payable.

Additionally, based on the advice of its legal counsel, the Company considered that the above tax payment could have been credited against tax on assets of the year, based on Article 9 of the Asset Tax Law. However, based on its future financial projections, the Company determined that the deferred tax asset generated by this credit would not be recoverable, for which reason it recognized a full valuation allowance on the deferred tax asset and instead, sought refund from the Mexican Tax Authorities. Under MFRS, a recoverable income tax asset was recognized with a corresponding credit to income tax expense for the year ended December 31, 2002.

Under U.S. GAAP, at that time, the recoverable income tax asset was considered a gain contingency and as realization was not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP was prohibited. Accordingly, the asset was eliminated in 2002, resulting in a reconciling item in the reconciliation of stockholders’ equity through December 31, 2006.

As mentioned in Note 16.a, in 2005, the Aguascalientes airport recovered Ps. 5,764 (Ps. 4,827 nominal pesos) of this recoverable income tax. Accordingly, for U.S. GAAP purposes, this amount represented the recognition of a gain contingency, for which reason it was included as other income in the U.S. GAAP reconciliation for the year ended December 31, 2005.

In 2006, the La Paz airport cancelled Ps. 5,296 (Ps. 5,104 nominal pesos) from the recoverable tax asset as a result of an unfavorable court resolution, as described in Note 16.a. Because this asset did not exist for purposes of U.S. GAAP, the amount was added back to income tax in the U.S. GAAP reconciliation for the year ended December 31, 2006.

In May 2007, at the Puerto Vallarta airport, the Company decided to forego its case with respect to a refund related to this tax. Instead, based on the favorable effects to the Company of changes in the tax law as discussed in Note 16.a, in that it would now be able to apply previously unrecoverable tax on assets against future earnings, the Company decided to write-off the recoverable tax asset of Ps. 30,587 (Ps. 24,202 nominal pesos) and reverse the valuation allowance on the existing deferred tax asset generated by the recoverable tax on assets. As a result, there was no net effect in earnings under MFRS. However, as mentioned above, the recoverable tax asset did not exist for purposes of U.S. GAAP given that it was a gain contingency. Accordingly, the reversal of the valuation allowance on the deferred tax asset for U.S. GAAP purposes resulted in a deferred tax benefit within the U.S. GAAP reconciliation for the year ended December 31, 2007.

Additionally, at the Mexicali and Tijuana airports, the recoverable tax asset was cancelled for Ps. 4,783 (Ps. 3,920 nominal pesos) and Ps. 47,485 (Ps. 38,916 nominal pesos), respectively, through income tax expense, as described in Note 16.a., given the unfavorable sentences received in those cases. Because this recoverable tax asset did not exist for purposes of U.S. GAAP, the amount is added back to income tax in the U.S. GAAP reconciliation for the year ended December 31, 2007 in order to reverse the write-off of the asset. Because the Company continues to proceed with its legal case, such amount is considered an unrecognized tax benefit as discussed in insert (ix) below.

(viii) Deferred income taxes

Under MFRS, the Company recognizes income taxes based on Statement D-4, Accounting for Income Taxes, Asset Taxes and Statutory Employee Profit Sharing, which requires the application of a methodology similar to SFAS No. 109, Accounting for Income Taxes (SFAS No. 109).

The deferred tax adjustments required to reconcile net income and stockholders’ equity under MFRS to U.S. GAAP as of and for the years ended December 31, 2007, 2006 and 2005 result from the differences in accounting for the cost of airport concessions, amortization of assets under concession, recognition of the fair value of embedded derivative instruments, effects of the removal of the transition obligation for severance payments and the effect of preoperating costs, as explained in previous paragraphs.

For U.S. GAAP purposes, there is no accounting basis for the airport concessions. However, a tax basis exists for Mexican statutory tax purposes, which results in an increase to the long-term deferred tax asset related to concessions. Additionally, because of the difference in the amortization rates of land for purposes of U.S. GAAP and MFRS, a different accounting basis exists under each set of accounting principles, thereby decreasing the long-term deferred tax asset recorded in the financial statements under MFRS. The effect was an increase to the deferred tax asset of Ps. 4,998,414 and Ps. 5,111,459 as of December 31, 2007 and 2006, respectively, and a related charge to net income of Ps. 113,045, Ps. 117,400 and Ps. 121,854 for the years ended December 31, 2007, 2006 and 2005, respectively.

Under both MFRS and U.S. GAAP, the change in the deferred tax asset resulting from the effects of accounting for inflation is recorded as a component of income tax expense.

Under MFRS, net deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, classification is based on the classification of the related asset or liability for financial reporting. A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31 were as follows:

	2007		2006
Reconciliation of deferred income tax asset:
Net deferred income tax asset under MFRS	Ps.	1,047,619	Ps.	712,423
Effect of cost of airport concessions		4,933,597		5,054,420
Effect of amortization of assets under concession (“rights to use airport facilities” under MFRS)		64,817		57,039
Effect of embedded derivatives		18,208		19,152
Effect of removal of transition obligation for severance Payments		7,283		7,770
Effect of preoperating costs		6,735		7,483

Total U.S. GAAP adjustments to net deferred income tax asset		5,030,640		5,145,864

Net deferred income tax asset under U.S. GAAP	Ps.	6,078,259	Ps.	5,858,287

Composition of net deferred income tax asset:
Current assets (liabilities):
Trade accounts receivable	Ps.	13,161	Ps.	11,430
Embedded derivative instruments		112		172
Other provisions		16,031		—

Total current assets – net	Ps.	29,304	Ps.	11,602

Non-current assets (liabilities):
Airport concessions and assets under concession (“rights to use airport facilities” under MFRS)	Ps.	5,220,174	Ps.	5,436,629
Embedded derivative instruments		11,116		13,605
Tax loss carryforwards		298,927		212,661
Recoverable tax on assets		739,682		711,156
Preoperating costs		6,735		7,483
Transition obligation for severance liability		11,176		8,648
Interest cost capitalized		(612)		—
Valuation allowance for recoverable tax on assets paid		(121,277)		(459,314)
Valuation allowance for tax loss carryforwards		(116,966)		(84,183)

Total non-current assets – net	Ps.	6,048,955	Ps.	5,846,685

Total net deferred income tax asset	Ps.	6,078,259	Ps.	5,858,287

A reconciliation of the Mexican statutory tax rate to the Company’s effective tax rate under U.S. GAAP is as follows:

	For the years ended December 31,
	2007	2006	2005
Statutory rate	28%	29%	30%
Effect of permanent differences	(1%)	1%	(1%)
Effects of inflation	1%	1%	1%
Effect of cancellation recoverable income taxes	2%	—	—
Effect of cancellation of valuation allowance due to IETU law	(17%)	—	—
Cancellation of valuation allowance	—	(11%)	—
Change in valuation allowance	2%	10%	9%

Effective rate	15%	30%	39%

(ix) Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which sets out a framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of FASB Statement No. 109, Accounting for Income Taxes, uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50 percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.

The Company adopted FIN 48 as of January 1, 2007. As a result, it performed an exhaustive analysis over all open tax years that remain subject to examination by the Mexican Tax Authorities, 2002 through 2007, in order to identify any uncertain tax position in any open tax year that could result in an unrecognized tax benefit. The following table summarizes the Company’s unrecognized tax benefits for 2007:

	Liabilities for unrecognized tax benefits 2003		Unrecognized tax benefits 2002		Total unrecognized tax benefits
Balance, January 1, 2007	Ps.	—	Ps.	128,962	Ps.	128,962
Increases in prior year positions		1,863		—		1,863
Decreases in prior year positions		—		(30,587)		(30,587)

Balance, December 31, 2007	Ps.	1,863	Ps.	98,375	Ps.	100,238

The liability for unrecognized tax benefits results from the fees paid to ASA for services provided to the Company from 1999 to 2003, that were deducted by the Company in 2003, as discussed in Note 18.e. Given that unfavorable sentences were received in the cases of the Aguascalientes and Morelia airports, the Company was not able to substantiate technical merits for the deductibility taken in its previous return and thus recognized a liability.

The unrecognized tax benefits arise from the tax positions taken by the Company with respect to: (i) dividend tax paid during 2002 for Ps. 83,411, as discussed in insert (vii); and (ii) the base over which tax on assets is calculated for Ps. 45,551, related to the Principal airports, as discussed in Note 16.b to the financial statements; given that the Company is still in legal proceedings with respect to these airports, and does not believe technical merit exists to be able to recognize the benefit.

Included in the total unrecognized tax benefits are Ps. 6,646 of tax benefits that if recognized, would decrease the Company’s effective tax rate.

The Company’s policy is to recognize interest and penalties within operating expense. During the year ended December 31, 2007, the Company recognized approximately Ps. 1,135 and Ps. 396, respectively in interest and penalties.

(x) Severance benefits

Under MFRS, beginning in January 2005, the Company adopted the revised provisions to Bulletin D-3, which require the recognition of a liability for severance payments, calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, Employers’ Accounting for Postemployment Benefits, which has been effective since 1994. However, upon the adoption of Bulletin D-3, Labor Obligations, the Company recognized a transition obligation (as permitted by the Bulletin), which resulted in an intangible asset being recognized for MFRS to be amortized over the future service period of employees. Given that U.S. GAAP does not permit such transition obligation related to severance payments, the intangible asset and its related amortization represent a difference between U.S. GAAP and MFRS presented in the accompanying U.S. GAAP reconciliation.

During 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires companies to fully recognize an asset or liability for the overfunded or underfunded status of their benefit plans, which in effect results in companies recognizing all previously unrecognized amounts. The Company does not have any other material unrecognized items related to its seniority premiums or severance payments that would require recognition under SFAS No. 158.

In addition, SFAS No. 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits, requires certain disclosures, the majority of which have been disclosed in the financial statements under MFRS. However, SFAS No. 132(R) also requires a reconciliation of the beginning and ending balances of the benefit obligation, as follows:

	Severance Benefits
	2007		2006
Change in benefit obligation:
Benefit obligation at beginning of year	Ps.	33,323	Ps.	28,752
Service cost		5,131		5,183
Interest cost		1,266		1,246
Recognition of transition obligation		3,026		3,170
Benefits paid		(7,214)		(5,028)

Benefit obligation at end of year	Ps.	35,532	Ps.	33,323

Additional disclosure requirements

(a) Fair value of financial instruments: SFAS No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, marketable securities, accounts receivable, accounts payable and embedded derivative instruments.

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

As mentioned in Note 12, the Company signed an unsecured credit agreement during 2007. Although such credit agreement contains a fixed interest rate, the Company believes that the carrying value is representative of its fair value, given that the loan was entered into based on an open bid with four separate banks.

(b) Comprehensive income: SFAS No. 130, Reporting Comprehensive Income, requires companies to report, in addition to net income, all other changes in their equity during a period resulting from transactions and other events and circumstances from nonowner sources, including all changes in equity during a period except those from investments by owners and distributions to owners. As the Company did not generate changes in equity from nonowner sources, the Company’s comprehensive income for the years ended December 31, 2007, 2006 and 2005, includes solely the net income of those respective periods.

(c) Earnings per share according to U.S. GAAP: In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock option (in 2005 and 2006 only, as the ability to exercise the option expired in 2006) as well as the forfeitable five percent of AMP’s shares held in the trust. All weighted average number of common shares outstanding and potential common shares include the effects of the one for 28.55583444 reverse stock split (see Note 13.e).

Diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 include 4,207,500 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under SFAS No. 128, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved.

The option to purchase 5,610,000 shares of common stock during 2006 and 2005, at a price of approximately U.S.$ 3.90 were not included in the computation of diluted EPS for the years ended December 31, 2006 and 2005, because the effect of such option would be anti-dilutive.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2007		2006		2005
Numerator
Net income (loss) under U.S. GAAP	Ps.	1,756,760	Ps.	1,141,292	Ps.	959,348

Denominator (share amounts)
Weighted average number of common shares outstanding		556,792,500		556,792,500		556,792,500
Dilutive effects of forfeitable shares		4,207,500		4,207,500		4,207,500

Total potential dilutive shares		561,000,000		561,000,000		561,000,000

Basic earnings per share (Mexican pesos)	Ps.	3.1551	Ps.	2.0498	Ps.	1.7230

Diluted earnings per share (Mexican pesos)	Ps.	3.1315	Ps.	2.0344	Ps.	1.7101

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

	2007		2006		2005
Operating activities:
Net income under U.S. GAAP	Ps.	1,756,760	Ps.	1,141,292	Ps.	959,348
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		347,692		340,405		262,545
Provision for labor obligations		2,530		29,912		3,709
Deferred fees for technical assistance services		25,762		47,811		15,886
Embedded derivatives		(9,106)		6,899		31,481
Deferred income taxes		(197,788)		78,733		240,399
Changes in operating assets and liabilities:
Trade accounts receivable		(79,672)		(32,350)		(2,648)
Short-term marketable securities		(116,889)		(9,511)		138,778
Recoverable taxes and other current assets		55,452		(225,316)		(16,904)
Recoverable tax on assets		(23,490)		51,591		(182,793)
Recoverable income taxes		—		—		6,793
Concession taxes payable		847		2,451		2,287
Accounts payable and other		92,884		11,716		17,521
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		19,330		10,567		19,289
Income tax and asset tax		2,512		10,855		(14,465)
Deposits received		2,093		11,447		4,373
Loss from monetary position		59,117		55,169		50,916

Net cash provided by operating activities		1,938,034		1,531,671		1,536,515

43

	2007		2006		2005
Cash flows used in investing activities:
Buildings improvements, machinery and equipment		(808,167)		(643,887)		(592,456)
Other assets		663		(5,308)		(585)

Net cash used in investing activities		(807,504)		(649,195)		(593,041)
Cash flows used in financing activities-
Bank loans		600,000		—		—
Payments to bank loans		(21,429)		—		—
Dividend payments		(1,171,616)		(774,312)		(1,135,979)

		(593,045)		(774,312)		(1,135,979)
Effects of inflation accounting		(41,911)		(22,767)		(18,073)

Increase (decrease) in cash and cash equivalents		495,574		85,397		(210,578)
Cash and cash equivalents at beginning of year		931,109		845,712		1,056,290

Cash and cash equivalents at end of year	Ps.	1,426,683	Ps.	931,109	Ps.	845,712

Supplemental cash disclosures:
Cash paid for income tax and asset tax	Ps.	492,867	Ps.	493,979	Ps.	525,898
Interest paid, net of amounts capitalized		16,653		—		—

Supplemental non-cash investing activity:
Investment in building improvements, machinery and equipment on account	Ps.	203,259	Ps.	79,144	Ps.	68,487

(e) Valuation and qualifying accounts:

Description	Balance at beginning of year		Additions charged to costs and expenses		Inflation effects		Deductions		Balance at end of Year
Allowance for doubtful accounts
2007	Ps.	45,384	Ps.	6,069	Ps.	—	Ps.	1,087	Ps.	50,366
2006		39,680		7,036		206		1,538		45,384
2005		42,029		2,497		(173)		4,673		39,680

(f) Recently issued accounting standards (U.S. GAAP)

In September 2006 the FASB issued SFAS No. 157 Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. This statement clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities such as derivatives measured at fair value under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities such as asset retirement obligations measured at fair value at initial recognition, long-lived asset groups measured at fair value under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, liabilities for exit or disposal activities measured at fair value under SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, etc. The adoption of this standard is not expected to have a material impact on Company’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is for fiscal years beginning after November 15, 2007. The adoption of this standard is not expected to have a material impact on Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) Business Combinations – a replacement of FASB No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value as of the acquisition date. The Statement also establishes disclosures requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. The Company has not yet determined the impact, if any, of the adoption of FAS 141(R) on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which enhances the current disclosure framework in SFAS No.133, Accounting for Derivative Instruments and Hedging Activities. SFAS No.161 primarily requires (i) qualitative disclosures about objectives and strategies for using derivatives in the context of each instrument’s primary underlying risk exposure; (ii) quantitative disclosures about the location and fair value amounts of and gains and losses on derivative instruments, in a tabular format; and (iii) disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is in the process of determining the effects of this new standard on its consolidated financial information.

25.	Subsequent events

a.	During January 2008, the Company carried out a corporate restructuring through the establishment of Corsa. As a result, on January 1, 2008, employees ceased their employment with the individual airports and became employees of Corsa. Corsa assumed all labor obligations. The Company provisioned Ps. 28,000 as of December 31, 2007 for the costs related to the assumed obligation, which were paid during February 2008.

b.	In connection with judicial annulment filed by the Mexican Tax Authorities against the Principal airports described in Note 16.b, on January 8, 2008, the Company received a resolution indicating that these airports must calculate their asset tax base considering the total assets at each airport (including the 100% of the concession). However, this sentence requested the Mexican Tax Authorities to define and communicate to the Company the legal bases why they are unable to confirm the criteria related to the calculation of IMPAC; the Company filed an annulment against this sentence in January 2008.

c.	On January 12, 2008, the Tijuana airport recovered the administration of the parking lot of the airport, which was formerly operated by a third party through a leasing contract that expired on the date mentioned. As of such date, the airport will administer the parking lot directly.

d.	On January 30, 2008, the Bajío, Hermosillo, Puerto Vallarta and Los Cabos airports borrowed Ps. 344,000 under the line of credit with Banamex. The characteristics of the credit, amortization of principal, payment of interest and other terms are the same as those described in Note 1.b.

e.	On March 3, 2008, by means of judicial agreement, the Company reached an agreement with Remaconst (Note 18.f), whereby Remaconst is committed to a total payment of Ps. 8,000, of which Ps. 2,978 will be paid through an exchange of assets and Ps. 5,022 will be payable in equal monthly payments during four years, beginning in March 2008, bearing an annual interest rate of 9.26% on unpaid balances.

f.	On March 25, 2008, the Tijuana airport received an initial ruling declaring null and void the payment required by Municipal authorities it made, as discussed in Note 18.a.

g.	With respect to the claim described in Note 18.e, on April 8, 2008, the Hermosillo airport received a fiscal resolution which requires the airport to pay PTU of Ps. 4,322. However, management believes there is no legal basis for this resolution, thus, the Hermosillo airport filed a judicial annulment on April 15, 2008.

26.	Financial statements issuance authorization

On March 14, 2008 the issuance of the consolidated financial statements was authorized by Jorge Manuel Sales Martínez, Chief Executive Officer and by Rodrigo Guzmán Perera, Chief Financial Officer, subsequent to which additional disclosures related to subsequent events were included in Note 25. These consolidated financial statements were approved at the ordinary stockholders’ meeting on April 29, 2008.

* * * * * *

