Form 20-F
period 2008-12-31
Pacific Airport Group
filed 2009-06-29
CIK 1347557

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission File Number: 001-32751

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)
Pacific Airport Group	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacífico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco
Mexico

(Address of principal executive offices)

Miguel Aliaga
Investor Relations Officer
maliaga@aeropuertosgap.com.mx
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Avenida Mariano Otero No. 1249-B
Torre Pacífico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, Mexico
Mexico
Telephone: + 52 (33) 38801100 ext 216
Fax: + 52 (33) 36714582
(Name, telephone, e-mail and/or facsimile number
and address of company contact person)

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

Yes                 No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Yes   ☒           No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer   ☒                  Accelerated filer                   Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP                                            IFRS                                Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17                 Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                 No   ☒

TABLE OF CONTENTS

	Forward-Looking Statements	1
Item 1.	Identity of Directors, Senior Management and Advisers	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
	Selected Financial Data	2
	Exchange Rates	5
	Risk Factors	6
Item 4.	Information on the Company	25
	History and Development of the Company	25
	Business Overview	29
	Regulatory Framework	54
	Organizational Structure	73
	Property, Plant, And Equipment	73
Item 4A.	Unresolved Staff Comments	74
Item 5.	Operating and Financial Review and Prospects	74
Item 6.	Directors, Senior Management and Employees	102
Item 7.	Major Shareholders and Related Party Transactions	110
	Major Stockholders	110
	Related Party Transactions	112
Item 8.	Financial Information	113
	Legal Proceedings	113
	Dividends	117
Item 9.	The Offer and Listing	119
	Stock Price History	119
	Trading on the Mexican Stock Exchange	120
Item 10.	Additional Information	121
	Material Contracts	131
	Exchange Controls	131
	Taxation	131
	Documents On Display	135
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	135

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements.  We may from time to time make forward-looking statements in our reports to the Securities and Exchange Commission, or the SEC, on Forms 20-F and 6-K, in our annual reports to stockholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to financial analysts, institutional investors, representatives of the media and others.  Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans or objectives,

•	changes in our regulatory environment,

•	statements about our future economic performance or that of Mexico, and

•	statements of assumptions underlying such statements.

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

SELECTED FINANCIAL DATA

The following tables present a summary of our consolidated financial information for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto.  Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS (individually referred to as NIFs for their initials in Spanish), which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP.  A reconciliation to U.S. GAAP of our net income and total stockholders’ equity is also provided in the following tables.  Note 26 to our audited consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to our business.

Through December 31, 2007, MFRS Bulletin B-10 “Comprehensive Effects of Inflation on Financial Information” provided for recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities as well as the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented.  Beginning on January 1, 2008, NIF B-10 “Effects of Inflation” became effective and provides that if the cumulative inflation in Mexico measured by the National Consumer Price Index (Índice Nacional de Precios al Consumidor, or NCPI) in the most recent three-year period is below 26%, we are required to cease recognizing the effects of inflation in our financial statements for the fiscal year following such period.  Because the NCPI in the three-year period ended December 31, 2007 was below 26%, we ceased recognizing the effects of inflation in our financial statements as of January 1, 2008.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$ ” are to the lawful currency of the United States of America.  References in this annual report on Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to the lawful currency of Mexico.  We publish our audited consolidated financial statements in pesos.

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.8320 to U.S.$ 1.00, the noon buying rate for pesos on December 31, 2008, as published by the Federal Reserve Bank of New York.  On June 19, 2009 the exchange rate for pesos, as published by the Federal Reserve Board was Ps. 13.3380 to U.S.$ 1.00.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.  When we refer to “terminal passengers” we mean the sum of all arriving and departing passengers on commercial and general aviation flights, other than transit passengers.  “Transit passengers”, or “through passengers,” are those who are generally not required to change aircraft while on a multiple-stop itinerary, who generally do not disembark their aircraft to enter the terminal building.  When we refer to “total passengers” we mean the sum of terminal passengers and transit passengers.  When we refer to “commercial aviation passengers,” we mean the sum of terminal and transit passengers, excluding general aviation passengers, such as those on private non-commercial aircraft.  Country-wide data for Mexico presented herein are based on commercial aviation passengers, but we generally measure our operations based on terminal passengers.

This annual report on Form 20-F contains references to “air traffic movements” which represent the sum of all aircraft arrivals and departures of any kind at an airport.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data for the periods indicated.

	Year ended December 31,
	2004		2005		2006		2007		2008		2008
	(thousands of pesos) (1)										(thousands of dollars) (2)
Income statement data:
MFRS:
Revenues:
Aeronautical services(3)	Ps.	2,013,905	Ps.	2,281,135	Ps.	2,480,210	Ps.	2,812,869	Ps.	2,762,198	U.S.$	199,696
Non-aeronautical services(4)		429,619		516,509		565,983		664,455		728,587		52,674
Total revenues		2,443,524		2,797,644		3,046,193		3,477,324		3,490,785		252,370
Operating costs:
Costs of services:
Employee costs		297,785		308,529		323,104		351,699		363,417		26,274
Maintenance		113,104		131,581		127,430		142,361		165,604		11,973
Safety, security & insurance		93,753		91,891		102,728		106,251		110,950		8,021
Utilities		68,978		72,331		85,397		90,307		113,078		8,175
Other		107,593		98,231		121,088		148,501		199,680		14,436
Total costs of services		681,213		702,563		759,747		839,119		952,729		68,879
Technical assistance fees(5)		84,267		99,718		109,277		125,857		118,226		8,547
Concession taxes(6)		121,362		138,944		151,333		172,846		173,533		12,546
Depreciation and amortization:
Depreciation(7)		47,399		46,498		94,050		81,299		87,180		6,302
Amortization(8)		571,371		619,778		650,087		672,798		711,071		51,408
Total depreciation and amortization		618,770		666,276		744,137		754,097		798,251		57,710
Total operating costs		1,505,612		1,607,500		1,764,494		1,891,919		2,042,739		147,682
Income from operations		937,912		1,190,143		1,281,699		1,585,405		1,448,046		104,688
Net comprehensive financing income (expense)		(15,918)		12,484		30,189		97,343		214,878		15,535
Other income (expense)		(2,646)		(1,602)		245		(2,352)		7,543		545
Income before income taxes and cumulative effect of change in accounting principle		919,348		1,201,026		1,312,133		1,680,396		1,670,467		120,768
Income tax expense		514,411		489,757		384,108		277,577		129,625		9,371
Cumulative effect of change in accounting principle(9)		(27,155)		0		0		0		0		0
Consolidated net income		432,092		711,269		928,025		1,402,819		1,540,842		111,397
Basic and diluted earnings per share before cumulative effect of change in accounting principle	Ps.	0.7219	Ps.	1.2679	Ps.	1.6542	Ps.	2.5000	Ps.	2.7486	U.S.$	0.1987
Basic and diluted earnings per share generated by cumulative effect of change in accounting principle	Ps.	0.0483	Ps.	0.0000	Ps.	0.0000	Ps.	0.0000	Ps.	0.0000	U.S.$	0.0000
Basic and diluted earnings per share(10)	Ps.	0.7702	Ps.	1.2679	Ps.	1.6542	Ps.	2.5000	Ps.	2.7486	U.S.$	0.1986
Basic and diluted earnings per ADS(10)	Ps.	7.7020	Ps.	12.6790	Ps.	16.5425	Ps.	25.0000	Ps.	27.4860	U.S.$	1.9860
Dividends per share(11)	Ps.	0.5644	Ps.	2.0249	Ps.	1.3802	Ps.	2.0884	Ps.	2.0000	U.S.$	0.1446
Dividends per ADS(11)	Ps.	5.6443	Ps.	20.2494	Ps.	13.8024	Ps.	20.8840	Ps.	20.0000	U.S.$	1.4460

U.S. GAAP:
Revenues	Ps.	2,439,199	Ps.	2,766,163	Ps.	3,039,294	Ps.	3,486,430	Ps.	3,580,027	U.S.$	258,822
Income from operations		1,271,770		1,540,412		1,595,564		1,975,322		2,017,296		145,843
Consolidated net income (loss)		(129,263)		959,348		1,141,292		1,756,760		1,961,180		141,786
Basic earnings (loss) per share(10)		(0.2322)		1.7230		2.0498		3.1551		3.5248		0.2548
Diluted earnings (loss) per share(12)		(0.2322)		1.7101		2.0344		3.1315		3.4984		0.2529
Basic earnings (loss) per ADS(10)		(2.3215)		17.2300		20.4978		31.5510		35.2480		2.5480
Diluted earnings (loss) per ADS(12)		(2.3215)		17.1011		20.3442		31.3150		34.9840		2.5290

Other operating data :
Total terminal passengers (thousands of passengers)(13)		17,516		19,135		20,514		23,565		22,252		22,252
Total air traffic movements (thousands of movements)		390		415		446		509		465		465
Total revenues per terminal passenger(14)	Ps.	140	Ps.	146	Ps.	148	Ps.	148	Ps.	157	U.S.$	11

Balance sheet data:
MFRS:
Cash and cash equivalents	Ps.	1,326,353	Ps.	845,712	Ps.	931,109	Ps.	1,426,683	Ps.	1,506,004	U.S.$	108,878
Total current assets		1,731,841		1,382,491		1,707,940		2,313,484		2,730,299		197,390
Airport concessions, net		18,914,522		18,483,014		18,051,504		17,619,994		17,188,483		1,242,661
Rights to use airport facilities, net		2,683,533		2,583,549		2,483,565		2,383,582		2,283,598		165,095
Total assets		26,632,317		26,283,952		26,475,100		27,526,277		28,141,694		2,034,535
Current liabilities		207,322		251,158		276,734		600,352		673,872		48,718
Total liabilities		230,958		307,303		344,738		1,164,712		1,404,048		101,507
Total stockholders’ equity(15)		26,401,358		25,976,649		26,130,362		26,361,565		26,737,646		1,933,028

U.S. GAAP:
Cash and cash equivalents		1,056,289		845,712		931,109		1,426,683		1,506,004		108,878
Total current assets		1,874,521		1,392,973		1,719,498		2,342,739		2,768,115		200,124
Assets under concession (“Rights to use airport facilities” under MFRS)		2,535,380		2,407,618		2,279,855		2,152,093		2,024,330		146,351
Total assets		12,790,108		12,743,850		13,212,582		14,622,023		15,570,870		1,125,714
Current liabilities		207,690		258,820		290,453		598,267		673,871		48,718
Total liabilities		241,783		356,272		410,216		1,208,751		1,423,068		102,883
Total stockholders’ equity(15)		12,548,325		12,387,577		12,802,366		13,413,272		14,147,802		1,022,831

Other data:

MFRS:(16)
Net resources provided by operating activities	Ps.	1,756,434	Ps.	1,559,611	Ps.	1,525,469	Ps.	2,020,236		N/A		N/A
Net resources used in financing activities		(316,655)		(1,135,979)		(774,311)		(593,045)		N/A		N/A
Net resources used in investing activities		(806,015)		(634,210)		(665,760)		(931,617)		N/A		N/A
Net cash provided by operating activities		N/A		N/A		N/A		N/A	Ps.	1,614,567	U.S.$	116,727
Net cash used in investing activities		N/A		N/A		N/A		N/A		(521,974)		(37,737)
Net cash used in financing activities		N/A		N/A		N/A		N/A		(1,013,272)		(73,255)
Increase (decrease) in cash and cash equivalents		633,765		(210,578)		85,397		495,574		79,321		5,735

U.S. GAAP:(17)
Net cash provided by operating activities		1,228,912		1,536,515		1,531,671		1,938,034		1,570,465		113,539
Net cash used in investing activities		(790,572)		(593,041)		(649,195)		(807,504)		(546,861)		(39,536)
Net cash used in financing activities		(316,655)		(1,135,979)		(774,312)		(593,045)		(944,283)		(68,268)
Effect of inflation accounting		(37,137)		(18,073)		(22,767)		(41,911)		N/A	N.A
Increase (decrease) in cash and cash equivalents		84,548		(210,578)		85,397		495,574		79,321		5,735

(1)
All peso amounts through December 31, 2007 are expressed in constant pesos with purchasing power as of December 31, 2007.  Beginning January 1, 2008, balances and transactions are denominated in pesos of different purchasing power. Per-share peso amounts are expressed in pesos (not thousands of pesos).  Operating data are expressed in the units indicated.

(2)
Translated into dollars at the rate of Ps. 13.8320 per U.S. dollar, the noon buying rate on December 31, 2008, as published by the Federal Reserve Bank of New York.  The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rate or at any other rate.  Per-share dollar amounts are expressed in dollars (not thousands of dollars).  Operating data are expressed in the units indicated.

(3)
Revenues from aeronautical services principally consist of a fee for each departing passenger except diplomats and infants, aircraft landing fees based on an aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transport of passengers from an aircraft to a terminal building and a security charge for each departing passenger, and other sources of revenues subject to regulation under our maximum rates.  See “Item 4, Information on the Company – Regulatory Framework” herein for a description of our regulatory framework, including our maximum rates.

(4)
Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from car parking charges, leasing of commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues.  Pursuant to our operating concessions and Mexico’s Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates.

(5)
Beginning January 1, 2000, we began paying Aeropuertos Mexicanos del Pacífico, S.A. de C.V., or AMP, a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares.  This fee is described in Item 7 hereof.

(6)
As of November 1, 1998, each of our subsidiary concession holders has been required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession.  The concession tax is currently 5% of each concession holder’s gross annual revenues.

(7)
Reflects depreciation of fixed assets.  On January 1, 2008, we adopted International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), Service Concession Arrangements with regards to the accounting for our concessions, as supplemental guidance under MFRS.  The adoption of IFRIC 12 resulted in the reclassification of improvements to concessioned assets from the fixed assets line item to a separate intangible asset caption in the consolidated balance sheet.  Accordingly, while total depreciation and amortization expense remained the same, their proportions changed slightly as improvements are now considered amortized rather than depreciated.  Because this change was made retrospectively as required by IFRIC 12, the separate amounts of depreciation and amortization do not correspond with what was originally reported in our prior annual report on Form 20-F.

(8)
Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.  See footnote 7 above with respect to adoption of IFRIC 12.

(9)
Represents the gain that resulted from the application of MFRS Bulletin C-10 governing derivative financial instruments and other hedging operations.  See Note 3.m to our audited consolidated financial statements.

(10)
Based on the ratio of 10 Series B shares per ADS.  For MFRS purposes, based on a weighted average of 561,000,000 common shares outstanding for the years ended December 31, 2004, 2005, 2006 and 2007; and 560,594,812 common shares outstanding for the year ended December 31, 2008.  For U.S. GAAP purposes, based on a weighted average of 556,792,500 common shares outstanding for the years ended December 31, 2004, 2005, 2006 and 2007; and 556,387,312 common shares outstanding for the year ended December 31, 2008.

(11)
Dollar amounts were $0.0504 per share in 2004, $0.1807 per share in 2005, $0.1232 per share in 2006, $0.1913 per share in 2007 and $ 0.1446 per share in 2008 and, $0.5037 per ADS in 2004, $1.8071 per ADS in 2005, $1.2317 per ADS in 2006, $1.9130 per ADS in 2007 and $1.4460 per ADS in 2008.

(12)
Based on the ratio of 10 Series B shares per ADS.  Based on a weighted average of 556,792,500 common shares and common share equivalents outstanding for the year ended December 31, 2004, and 561,000,000 common shares and common share equivalents outstanding for the years ended December 31, 2005, 2006 and 2007, and 560,594,812 common shares and common share equivalents outstanding for the year ended December 31, 2008.

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
(16)
As of January 1, 2008, Financial Reporting Standard B-2, Statement of Cash Flows under MFRS was effective, which requires a presentation of a statement of cash flows showing cash movements only.  This presentation differs substantially from that required by the previous Bulletin B-12 Statement of Changes in Financial Position, which was in effect through December 31, 2007.  As B-2 requires this change be enacted prospectively, the Company prepared a statement of cash flows for the year ended December 31, 2008 and a statement of changes in financial position for prior years.

(17)	U.S. GAAP cash-flow data is expressed in nominal Mexican pesos.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in pesos per U.S. dollar.  We have not restated the rates in constant currency units.  All amounts are stated in pesos.  We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average(1)

2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.88
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.97
2008	13.94	9.92	13.83	11.14
December 2008	13.83	13.09	13.83	13.42
2009:
January 2009	14.33	13.33	14.33	13.88
February 2009	15.09	14.13	15.09	14.61
March 2009	15.41	14.02	14.21	14.65
April 2009	13.89	13.05	13.80	13.40
May 2009	13.82	12.88	13.18	13.19
____________
Sources:  The U.S. Federal Reserve Bank of New York and the U.S. Federal Reserve Board.
(1)      Average of month-end rates or daily rates, as applicable.

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

Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), and, as a result, will likely affect the market price of our American Depositary Shares, or ADSs.  Such fluctuations may also affect the U.S. dollar conversion by The Bank of New York, the depositary for our ADSs, of any cash dividends paid in pesos.

On December 31, 2008, the Federal Reserve Bank of New York noon buying rate was Ps. 13.8320 per U.S.$ 1.00.  On June 19, 2009, the exchange rate for pesos, as published by the Federal Reserve Board was Ps. 13.3380 per U.S. $1.00.

For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10, Additional Information – Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

The current global economic and financial crisis has and is likely to continue to adversely affect our business.

The current global economic and financial crisis has led to high volatility and lack of liquidity in the global credit and other financial markets.  Such recent downturns in the U.S. and global economies have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations and liquidity, increased market volatility and a widespread reduction of business activity generally.  These conditions have also limited the availability of credit and increased financial costs for companies around the world, including in Mexico and the United States.  The volatility of the credit and capital markets can significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

If the global economy continues to deteriorate and falls into an even deeper and longer lasting recession, or even a depression, our business and results of operations will continue to be adversely affected.

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Our principal source of aeronautical services revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals we operate, and are collected by the airlines and paid to us.  In 2006, 2007 and 2008, passenger charges represented 65.1%, 67.2% and 65.3%, respectively, of our total revenues.

Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico and the United States, the political situation in Mexico and elsewhere in the world, public health crises, the attractiveness of our airports relative to that of other competing airports, fluctuations in petroleum prices, disruptions of global debt markets and changes in regulatory policies applicable to the aviation industry.  Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

Negative economic developments in Mexico could reduce domestic passenger traffic at our airports, which would adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from foreign tourism, Mexican domestic passengers in recent years have represented approximately two-thirds of the passenger traffic volume in our airports.  In addition, all of our assets are located, and all of our operations are conducted, in Mexico.  Because our revenues are largely dependent on the level of passenger traffic in our airports, any decline in domestic traffic related with an economic downturn in Mexico could have an adverse effect on our business, results of operations, prospects and financial conditions.

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. According to the Mexican National Statistical, Geographic and Information Institute (INEGI), GDP fell by an additional 8.2% and inflation increased by an additional 1.0% in the first quarter of 2009.  During these periods, we have observed a decrease in domestic travel, which has affected passenger traffic levels at our airports.  For more information on the ongoing recession in Mexico see also “– Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” in this section and “Item 5, Recent Developments – Economic Downturn.”

If the recession in Mexico worsens, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease.

Our business could be adversely affected by the current economic downturn in the U.S. economy.

The U.S. economy is currently in recession and continues to experience a substantial economic slowdown that has negatively impacted our results of operations, and may have an even greater impact going forward to the extent that the global economy falls into an even deeper and longer lasting recession.  Because our revenues are largely dependent on the level of passenger traffic in our airports, any decline in domestic or international traffic related with the downturn in the U.S. economy could have an adverse effect on our business, results of operations, prospects and financial conditions.

Our business is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  In 2008, 34.3 %  of the terminal passengers served by our airports arrived and departed on international flights, primarily to the United States.  In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively, and in the first quarter of 2009, U.S. gross domestic product decreased at an annualized rate of 6.1%.  The U.S. economic slowdown has resulted in a significant reduction in domestic and international passenger traffic to and from our airports, which has adversely affected our results of operations, and which we expect will continue to adversely affect our results of operations until the economic downturn shows signs of a recovery.

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic at our airports, which are highly sensitive to the impact on airlines of international petroleum prices and access to credit.

Our revenues are closely linked to passenger and cargo traffic volumes and air traffic movements at our airports, which are determined by the operating levels of airlines at our airports.  Airlines’ costs are highly sensitive to the price of petroleum and their access to credit to finance their operations, and increased costs may increase ticket prices and reduce fleets thereby decreasing flight frequencies and negatively impacting passenger and cargo traffic volumes.

International petroleum prices have experienced significant volatility over the past year.  The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks.  Increases in airlines’ costs as a result of higher petroleum prices may lead to higher ticket prices, cancellations of routes, decreases in frequencies of flights and may decrease demand for air travel generally, which may reduce passenger and cargo traffic at our airports.

Most airlines also depend on reliable access to credit at interest rates they can afford to finance their fleet of aircraft and make other large investments.  Due to the ongoing global recession and financial crisis, high interest rates and disruptions in the global debt markets have recently had an adverse effect on airlines’ ability to operate their fleets, forcing many to raise ticket prices, cancel routes, decrease the frequencies of flights or forego scheduled investments.  Such reductions in operations by airlines has led to lower passenger and cargo traffic volumes at our airports, which has had an adverse impact on our result of operations.

See  “– The loss of one or more of our key customers could result in a loss of a significant amount of our revenues” below for a more detailed description of which of our major airline customers have recently reduced or cancelled operations at our airports.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2008, approximately 80.2% of our revenues were generated from four of our 12 airports.  The following table lists the percentage of total revenues generated at our airports in that year:

Airport	For year ended December 31, 2008
Guadalajara International Airport	33.3%
Tijuana International Airport	13.3%
Puerto Vallarta International Airport	16.8%
Los Cabos International Airport	16.8%
Eight other airports	19.8%
Total	100.0%

As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports.  The number of passengers using our airports (particularly our Los Cabos International Airport and our Puerto Vallarta International Airport) may vary as a result of factors beyond our control, including the level of tourism in Mexico.  In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancún and Acapulco, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America.  The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico.  There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels, and a reduction in tourism to the destinations served by our airports could directly and indirectly affect our revenues from aeronautical and non-aeronautical services, respectively.

International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.

International events such as the terrorist attacks on the United States on September 11, 2001, wars such as the one in Iraq and public health crises such as the current Influenza A/H1N1 epidemic have negatively affected the frequency and pattern of air travel worldwide in recent years.

As with all airport operators, we are subject to the threat of terrorist attacks.  The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States.  Airline traffic in the United States fell precipitously after the attacks.  Our terminal passenger volumes declined 1.4% in 2001 and an additional 5.3% in 2002 (in each case as compared to the prior year).  Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.  Moreover, we cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy or leisure travel trends, which may negatively affect our results of operations.

Since late April 2009, Mexico, as well as several other countries, has been affected by an outbreak of Influenza A/H1N1.  As a result of the outbreak, a number of countries, including the United States, Great Britain and France, as well as the European Union advised against nonessential travel to Mexico, although these advisories had been lifted as of May 15, 2009.  In early May 2009 at least four countries (Argentina, Cuba, Ecuador and Peru) had temporarily suspended all flights to Mexico, all of which have now been restored.  In addition, a larger number of countries have imposed restrictions on travelers and cargo arriving from Mexico.  Furthermore, the Mexican government ordered the cancellation of all public events and the closure of most museums and other tourist attractions from April 24 to May 5, 2009.  As a result of this and other regulations imposed by the government, both domestic travel within Mexico, and therefore, our domestic passenger traffic, and international passenger traffic declined substantially during this period.  As a result of these declines, our results of operations have been adversely affected, and we expect that they may continue to be adversely affected until the scope of the Influenza A/H1N1 outbreak is reduced and the public perceives that it is again safe to travel to the destinations served by our airports.  Moreover, we have also been required by Mexican authorities to undertake certain safety measures at our airports to prevent the further spread of Influenza A/H1N1, which may further deter passengers from traveling and increase our cost of operation.  For more information on the Influenza A/H1N1, please see “Item 5, Operating and Financial Review and Prospects – Recent Developments – Influenza A/H1N1.”

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further armed conflict around the world, outbreaks of health epidemics or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 51.0% of our total employees as of December 31, 2008), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to, and has experienced, increased costs resulting from enhanced security and higher insurance.  Following the events of September 11, 2001, we reinforced security at our airports.  While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future.  In addition, our general liability insurance premiums for 2002 and 2003 increased substantially relative to our 2001 premiums, and we cannot predict whether there may be additional increases in the future.  In 2004, our aggregate insurance cost was more than double our aggregate insurance cost for 2001.  Since August 1, 2003, we have carried a Ps. 500 million insurance policy covering damages to our property resulting from terrorist acts.  Since January 2003, we have carried an insurance policy covering personal and property damages to third parties resulting from terrorist acts.  The coverage provided by this policy was initially U.S.$ 10 million, but was increased to U.S.$ 150 million in 2007.  Because our insurance policies do not cover all losses and liabilities resulting from war or from terrorism, we could incur significant costs if we were to be directly affected by events of this nature.  Any such increase in our operating costs would have an adverse effect on our results of operations.

The users of airports, principally airlines, have been subject to increased costs since the events of September 11, 2001.  Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security rules or guidelines in the future.  Premiums for aviation insurance have increased substantially and could escalate further.  While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same.  In addition, fuel prices, supplies and interest rates for airlines’ aircraft lease agreements, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries.  Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.  In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities.

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

The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items.  Although we will purchase and install the new baggage screening equipment in 2009 for which we will incur significant capital expenditures, we will not operate the screening systems, because we believe this to be the responsibility of our airline customers under the Mexican Airport Law.  However, we would operate the screening systems once we reach a written agreement with our airline costumers regarding the allocation of cost and responsibility.  If we are required to operate the new screening systems, our exposure to liability could increase.  We expect to incur ongoing expenses to maintain the equipment we have purchased, which could restrict our liquidity and adversely affect our results of operations.

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

Our ability to increase our commercial revenues is significantly dependent, among other factors, upon increasing passenger traffic at our airports and our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us.  Our ability to increase revenues from commercial activities is also dependent on our ability to continue the remodeling and modernization of the commercial areas we operate within our airports.  We cannot provide assurance that we will be successful in implementing our strategy of increasing our passenger traffic or our revenues from commercial activities.  The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve.  Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase or that our profitability will increase.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

Consorcio Aeroméxico, S.A. de C.V., or Consorcio Aeroméxico (controlled by the Mexican government until October 2007), a holding company that owns Aeroméxico and Aeroméxico Connect (formerly Aerolitoral); Grupo Mexicana (controlled by the Mexican government until December 2005), a holding company that owns Mexicana, Click Mexicana and Mexicana Link; and Concesionaria Vuela Compañía de Aviación, S.A. de C.V., or Volaris, accounted for 15.1%, 12.3% and 10.2%, respectively, of the total revenues generated in our airports in 2008.  During the same period, several airlines discontinued operations at our airports due to insolvency or suspension by the regulatory authorities, including Aerolíneas Mesoamericanas, S.A. de C.V., or Alma, Aero California, S.A. de C.V., or Aerocalifornia, Grupo Avolar, S.A. de C.V., or Avolar, and Aladia Airlines, S.A. de C.V., or Aladia, which accounted for 2.4%, 4.2%, 4.1% and 0.1%, respectively, of the total revenues generated in our airports in 2007.  None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers.

In 2008, the passenger charges that we invoiced to airlines were generally collected, on a weighted average basis, approximately 75 to 86 days following the invoice delivery date.  The actual term for payment generally is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range).  Except to a certain extent under a new passenger charges agreement with Volaris (see “Item 4, Business Overview – Our Sources of Revenues – Passenger Charges”), our revenues from passenger charges are not secured by a bond or any other collateral.  Thus, in the event of any such insolvency or suspension of operations by an airline, we would not be assured of collecting any amounts invoiced to that airline in respect of passenger charges, which could negatively affect our cash flows from operations or our results of operations.

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

Because these airlines contribute a majority of our revenues, should the airlines refuse to make payment pursuant to the agreements described above, our results of operations could be adversely impacted.  Moreover, because of the current economic downturn, the airlines that generally operate at our airports may be more likely to resist increases in our charges for aeronautical services in future years, which could adversely impact our result of operations.

The airlines at our airports may refuse to continue collecting passenger charges on our behalf or we may decide to collect passenger charges ourselves, which would result in increased costs for us.

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  Currently, we have entered into collection agreements with the airlines that operate at our airports to collect those passenger charges on our behalf.  As a result, passenger charges are automatically included in the cost of a passenger’s ticket and we issue invoices for those charges to each airline.  For more information on these collection agreements see “Item 4, Business Overview  – Our Sources of Revenues  – Aeronautical Services  – Passenger Charges.”

We and the airlines with which we have these collection agreements have the right to cancel them with prior notice to the other party.  If we or one of our airline customers were to cancel a collection agreement, we would have to implement a collection system of our own to collect these charges from passengers.  The installation and operation of such a collection system would result in additional costs for us, which would negatively impact our results of operations.

The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines and ground transportation providers.  We also depend upon the Mexican government or entities of the government for provision of services, such as electricity, supply of fuel to aircraft, air traffic control, immigration and customs services for our international passengers.  Additionally, the disruption or stoppage of taxi or bus services at one or more of our airports could also adversely affect our operations.  We are not responsible for and cannot control the services provided by these parties.  Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

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

A portion of the land comprising the Tijuana International Airport was expropriated by the Mexican government in 1970 pursuant to its power of eminent domain.  Prior to its expropriation, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido.  The former ejido participants have asserted indemnity claims against the Mexican government challenging the 1970 expropriation decree.  Our Tijuana airport subsidiary has been joined in the proceedings, but only as an interested third party.  During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, received a judgment in its favor.  The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be assessed.  Depending on which particular area is to be restituted, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations.  We have contested this latest ruling in a second appeal, the outcome of which is currently pending.

Certain of the former ejido participants are currently occupying portions of the property on which we operate Tijuana International Airport that are not at present essential to the airport’s operations.  Although these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy.  In addition, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction, which may negatively impact our results of operations.

We may be liable for property tax claims asserted against us by certain municipalities.

Real estate tax claims have been asserted against us by the municipal authorities of Mexicali, Tijuana, Aguascalientes, Puerto Vallarta and Hermosillo for the payment of property taxes with respect to the property on which we operate our airports in those cities, and similar claims have been and may be asserted by other municipal authorities where we operate our airports.  We believe that the Mexican government, as the owner of the property upon which we operate our airports, would be responsible for paying these taxes directly if a court were to determine that these taxes must be paid in response to any future proceedings.  See “Item 8, Financial Information – Legal Proceedings – Property tax claims by certain municipalities” for a full discussion of these property tax proceedings.  If the court issues an adverse final decision obligating us to pay such property taxes and any amounts owed were substantial, these tax liabilities could have a material adverse effect on our financial condition or results of operations.

A claim against us by a construction company relating to work at the Guadalajara airport could have a negative resolution.

In August 2005, we entered into a construction contract with Grupo de Ingeniería Universal, S.A. de C.V., or GIUSA, for the development of a new segment of the Guadalajara International Airport’s apron.  GIUSA delayed the project, and we therefore executed the performance bond posted by GIUSA in an amount equal to 20% of the total contract value.  However, we were not able to obtain such execution, because GIUSA initiated legal proceedings against us in September 2006, claiming breach of contract and seeking the full contract amount and additional damages, for a total of Ps. 43 million.  During 2007, we obtained a favorable sentence in the first instance, which was appealed by GIUSA.  The appeal also resulted in a favorable sentence for the Company in 2008.  As a result, GIUSA filed a second appeal against the sentence, which is currently pending resolution.  An adverse resolution of these proceedings could result in a monetary judgment that could have a negative impact on our financial condition or results of operations.

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

Our business could be adversely affected by the penalty imposed by the Mexican tax authority on some of our airports.

The Mexican tax authority (Servicio de Administración Tributaria, or SAT), in connection with its review of year 2005, sent us official notices in 2008 and 2009 stating that, under its criteria, the fiscal amortization rate used for each of the Aguascalientes and Mexicali airports’ concession values was incorrect.  We initiated legal proceedings in federal tax tourt against the Aguascalientes SAT’s local offices in April 2009 to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning the Company’s position on amortization.  If the tax court determines that the airports are in violation, those airports would be required to modify their tax calculations since 2005, which could negatively affect our net income.

Risks Related to the Regulation of Our Business

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries.  In 2006, 2007 and 2008, approximately 81.4%, 80.9% and 79.1%, respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the unilateral ability to change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations.  In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law (Ley de Aeropuertos) and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.  We cannot provide assurance that we will not encounter difficulties in complying with these laws, regulations and instruments.

We cannot predict how our Master Development Program and our maximum rates for the next five-year period (from 2010 to 2014) will be finally determined by the Ministry of Communications and Transportations.  The Ministry of Communications and Transportations may be solicited by other regulatory entities or influenced by political forces adverse to our interests.  We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future.  There can be no assurance that the laws and regulations governing our business, including the Master Development Program and the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that we or any of our airports will be profitable.

The system of price regulation applicable to our airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.  The maximum rates for our airports have been determined for each year through 2009.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4, Information on the Company – Regulatory Framework – Aeronautical Services Regulation.”  Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index, Índice Nacional de Precios al Productor, excluding petroleum).  Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican laws and regulations that structure and influence our business, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred.  The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company – Regulatory Framework – Aeronautical Services Regulation – Special Adjustments to Maximum Rates.”  Therefore, there can be no assurance that any such request would be made or granted.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates.

In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements.  For the five-year term ending 2009, an annual efficiency adjustment factor of 75 basis points was established by the Ministry of Communications and Transportation.  Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years.  For a description of these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Aeronautical Services Regulation – Methodology for Determining Future Maximum Rates.”  We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for regulated services at each airport in order to be as close as possible to our authorized maximum rate for that airport in any given year.  We expect to continue to pursue this pricing strategy in the future.  For example, in 2006, 2007 and 2008 our revenues subject to maximum rate regulation represented 98.8%, 99.7% and 99.2%, respectively, of the amount we were entitled to earn under the maximum rates for all of our airports.  However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

The Mexican government may also terminate one or more of our concessions at any time through reversion (rescate) if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so.  The Mexican government may also assume the operation of any airport (through a process known as a requisa) in the event of war, public disturbance or a threat to national security.  In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations.  In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government, under Mexican law, is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers.  In the event of a mandated change in our operations, the Mexican government is required to compensate us for the cost of that change.  Similarly, in the event of an assumption of our operations other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages.  There can be no assurance that we will receive compensation equivalent to the value of our investment in, or any additional damages related to, our concessions and related assets in the event of such action.

In the event that any one of our concessions is terminated, whether through revocation or otherwise, our other concessions may also be terminated.  Thus, the loss of any concession would have a material adverse effect on our business and results of operations.

The Mexican government could grant new concessions that compete with our airports.

The Mexican government could grant additional concessions to operate existing government-managed airports, authorize the construction of new airports or allow existing privately held domestic airports to change into international airports and permit them to receive regular domestic and international flights, all of which could lead to increased competition for our airports.

One factor that may significantly increase competition from other airports is the expansion of the permits of existing private airports that are currently not permitted to operate regular commercial routes.  Under Mexican law, any privately held airport that has operated with a permit to give public service for at least five years automatically acquires the right to also operate regularly scheduled commercial flights and to receive a concession to operate as a public service airport.  In addition, through an amendment proposed by the Ministry of Communications and Transportation and confirmed by the Presidency, an airport operating with a permit to give public service could become an international airport.  For example, the owner of a small private airport near Cabo San Lucas received a permit to give public service in March 2008 from the Ministry of Communications and Transportation and could receive a concession to operate with regular commercial routes, though not international flights, after five years.  In addition, the owner of this airport in Cabo San Lucas has petitioned the Ministry of Communications and Transportation to have its permit amended to allow international flights and to be able to operate regular commercial flights before the end of the five-year period.  If its petition were granted and its permit were transformed into a concession, this airport could eventually begin to operate commercial flights, domestic or international, before the end of the five-year period and compete with our Los Cabos International Airport.  Although as of June 29, 2009, neither the Ministry of Communications and Transportation nor the Presidency had yet amended the permit of this airport to permit it to operate as an international airport or to receive the concession to operate as a public service airport, there can be no assurance that it will not do so in the future for this or other airports that might otherwise compete with us.

Any competition from other such airports could have a material adverse effect on our business and results of operations.  Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process.  In the event that a competing concession is offered in a public bidding process, we cannot provide assurance that we would participate in such process, or that we would be successful if we were to participate.  Please see “Item 4, Information on the Company – Regulatory Framework – Grants of New Concessions” below.

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

AMP currently exercises a substantial influence over our management, as described above.  Our bylaws and certain of the agreements executed in connection with the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004.  Since that date, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction.  After August 25, 2009, AMP may additionally sell in any year up to 20% of its remaining 51% interest in our Series BB shares.  Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer.  Should AMP divest its interest in us or cease to hold Series BB shares, our management could change significantly and our operations could be adversely affected as a result.  The termination of the technical assistance agreement with AMP may also adversely affect or disrupt our operations.  See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

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

In 2004 and 2005, various reports in the Mexican press alleged that AMP did not comply with certain of its obligations under the privatization guidelines and the participation agreement, specifically the requirements related to the nationality of AMP’s Mexican partner.  In June 2005, the Permanent Commission of the Mexican Federal Congress (Comisión Permanente del Congreso Federal) requested that the Ministry of Communications and Transportation and other agencies of the federal government investigate these allegations and report on our share ownership structure and certain related matters.

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

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy.  In 2002, GDP grew by 0.8% and inflation reached 5.7%.  In 2003, GDP grew by 1.4% and inflation was 4.0%.  In 2004, GDP grew by 4.2% and inflation increased to 5.2%.  In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%.  In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%.  In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%.  In 2008, GDP grew by approximately 1.3% and inflation increased to 6.5%.

However, Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%.  INEGI indicated that GDP fell by an additional 8.2% and inflation increased by an additional 1.0% in the first quarter of 2009.  During these periods, we have observed a decrease in domestic travel, which has affected passenger traffic levels at our airports.

Mexico also has, and is expected to continue to have, high real and nominal interest rates.  The annualized interest rates for the Mexican Treasury Bills (CETES) issued for 28-day period averaged approximately 6.8%, 9.2%, 7.2%, 7.2% and 7.7% for 2004, 2005, 2006, 2007 and 2008, respectively.  To the extent that we incur Peso-denominated debt in the future, it could be at high interest rates.

If the recession in Mexico worsens, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations.  Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume.  The peso has recently depreciated by approximately 29.4%, from 10.9814 pesos per U.S. dollar on September 30, 2008 to 14.2100 pesos per U.S. dollar on March 31, 2009, which could again lead to a decrease in domestic passenger traffic, which may not be offset by any increase in international passenger traffic (particularly in light of the ongoing global recession).

As of December 31, 2008, we had Ps. 800.0 million of indebtedness.  Although we currently intend to fund the investments required by our business strategy and under our master development programs primarily through cash flow from operations, we signed an unsecured credit agreement with Banco Nacional de México, or Banamex, on August 31, 2007, to fund the capital expenditures that we anticipate undertaking in the period from September 2007 to December 2009 at our Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato international airports. However, depending on economic conditions and credit-market conditions in Mexico, we may incur dollar-denominated debt to finance investments we make in the future.  In this case, a devaluation of the peso would increase the debt service cost of such dollar-denominated indebtedness and result in foreign exchange losses.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange.  As a result, such peso depreciations will likely affect the market price of the ADSs.  Exchange rate fluctuations would also affect the ADS depositary’s ability to convert into U.S. dollars, and make timely payment of, any peso cash dividends and other distributions paid in respect of the Series B shares.

The value and prices of securities issued by Mexican companies may be adversely affected by developments in other countries.

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In October 1997, prices of both Mexican debt and equity securities decreased substantially as a result of the sharp drop in Asian securities markets.  Similarly, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil.  The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries.  Therefore, adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy.  We cannot provide assurance that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

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

National elections held on July 2, 2000 ended 71 years of rule by the Partido Revolucionario Institucional, or PRI, with the election of President Vicente Fox Quesada, a member of the Partido Acción Nacional, or the PAN, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions.  On July 2, 2006, Felipe Calderón Hinojosa, also of the PAN, was elected to succeed him.  No single party currently has a majority in the Congress or Senate.  This shift in political power has transformed Mexico from a one-party state to a pluralist democracy.  Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations.  The lack of a majority party in the legislature and the current lack of alignment between the legislature and the President could result in instability or deadlock.  This situation will continue, at least, until the next election of federal representatives in July 2009 and may hinder the adoption of any significant legal reforms that are needed in Mexico.  We cannot provide assurance that Mexican political events, over which we have no control, will not have an adverse effect over our financial conditions, results of operations or the market price of our securities.

High incidences of crime in Mexico, and drug trafficking in particular, could adversely affect our business.

A recent travel alert issued by the U.S. Department of State (Bureau of Consular Affairs) on February 20, 2009 (the “Travel Alert”), provides information for U.S. citizens on security issues in Mexico.  According to the Travel Alert, violent criminal activity fueled by an increasingly violent conflict (both among Mexican drug cartels and between such cartels and Mexican security services) for control of narcotics trafficking routes continues along the U.S.-Mexico border and throughout other parts of Mexico.  The Travel Alert reports that large firefights, involving the Mexican army, police and the drug cartels, have taken place in many towns and cities across Mexico and most recently in northern Mexico, including Tijuana, Chihuahua and Ciudad Juarez.  Although attacks are aimed primarily at members of drug trafficking organizations and Mexican police forces, Mexican and foreign bystanders, including U.S. citizens, have been among the victims of violent attacks, homicides and kidnappings across Mexico.  According to the Travel Alert, moreover, a number of areas along the border are experiencing rapid growth in the rates of many types of crime such as robberies, homicides, petty thefts, and carjackings.  While most crime victims are Mexican citizens, the Travel Alert warns that the uncertain security situation of the border region poses serious risks for U.S. citizens as well.  As of June 2009, there have been continued incidents of escalating drug related violence in Mexico.  Higher incidences of crime throughout Mexico, and drug trafficking in particular, could have an adverse affect on our business as it may decrease passenger traffic directed to Mexico from abroad.  In addition, our operations could be affected to the extent that it is necessary for us to increase security surveillance and other measures in our airports to combat crime, including drug trafficking.

Natural disasters could adversely affect our business.

From time to time, the Pacific and central regions of Mexico experience torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. The most recent natural events that significantly affected our airports were two hurricanes in August and September of 2003 that resulted in temporary closures and property damages at our Los Cabos International Airport and our La Paz International Airport. In addition, the Manzanillo International Airport experienced an earthquake in 2003, which caused significant damage to the airport and required the airport to be closed for several hours. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities would not exceed the pre-established limits on any of our insurance policies.

Increased environmental regulation and enforcement in Mexico may affect us.

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. We expect this trend to continue and to be stimulated by international agreements between Mexico and the United States. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

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

The Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) is responsible for establishing the official operating schedules of our airports. Outside of our airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. Currently, our airports at Guadalajara, Puerto Vallarta and Morelia have official operating schedules of 24 hours per day. The Mexican Bureau of Civil Aviation can issue a decree extending the official operating schedule of one or more of our other airports to 24 hours per day, which would deprive us of the ability to double our airport charges for off-hour services at airports for which such a decree has been issued. There can be no assurance that upon issuance we will be successful in avoiding the consequences of such a decree.

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

A principal objective of the securities laws of the United States, Mexico, and other countries is to promote full and fair disclosure of all material corporate information, including accounting information.  However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with highly developed capital markets, including the United States.

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States.  In particular, our Financial Statements are prepared in accordance with MFRS, which differ from U.S. GAAP in a number of respects.  Items on the financial statements of a company prepared in accordance with MFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP.  Please see Note 26 to our audited consolidated financial statements and “Item 3. Key Information – Selected Financial Data.”

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

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico.  The address of our registered office is as set forth on the cover of this annual report on Form 20-F.  Our telephone number is (52) (33) 3880-1100.  Our U.S. agent is Puglisi & Associates.  Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

The following are AMP’s current stockholders:

•
AENA Desarrollo Internacional S.A., or AENA, owns 33.33% of AMP.  AENA is a wholly-owned subsidiary of Aeropuertos Españoles y Navegación Aérea, a Spanish state-owned company that manages all airport operations in Spain.  Aeropuertos Españoles y Navegación Aérea operates 47 airports in Spain, handling approximately 203.8 million total passengers in Spain in 2008, making it one of the largest airport operators in the world.  Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, requiring our strategic stockholder to have, among other qualifications, an operating partner and a Mexican partner, AENA is one of AMP’s two key partners, acting as its operating partner.  In addition to its investment in AMP, AENA also directly manages four other airports in Latin America.  In addition, AENA owns 10.0% of Airport Concessions and Development Limited, which owns a British airport company that operates thirteen airports in Europe, North America and Latin America through ownership, concession or management arrangements.

•
Controladora Mexicana owns 33.33% of AMP.  Controladora Mexicana is a Mexican joint venture company 50% owned by Pal Aeropuertos, S.A. de C.V., and 50% owned by Promotora Aeronáutica del Pacífico, S.A. de C.V.  Pal Aeropuertos, S.A. de C.V. is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo, an individual Mexican investor with substantial interests in Mexican real estate.  Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Diez Barroso Azcárraga and her husband, Carlos Laviada Ocejo.  Mrs. Diez Barroso has extensive experience in the magazine publishing industry and currently serves on the boards of directors of Teléfonos de México, S.A. de C.V., Grupo Financiero Inbursa S.A. and Royal Caribbean Cruises Ltd.  Mr. Laviada Ocejo, an individual Mexican investor with substantial interests in real estate development and automobile dealerships in Mexico City, currently serves on the board of directors of Toyota Mexico Dealers A.C.  Pursuant to the privatization guidelines described above, Controladora Mexicana is AMP’s second key partner, acting as its Mexican partner.

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

Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee.  In 2008, this fee amounted to Ps. 118.2 million.  The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its stockholders during the term of the agreement.  The agreement is scheduled to expire August 29, 2014 and terminates on the date of the expiration of the participation agreement.  The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B stockholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares).  A party may terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party.  AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

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

The technical assistance agreement allows AMP, its stockholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related persons have submitted the most favorable bid in a public bidding process involving at least three unrelated parties.  For a description of this Committee, see Item 6 herein.

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

AMP Shares in Bancomext Trust

As required under the participation agreement entered into in connection with the Mexican government’s sale of our Series BB shares to AMP, AMP has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C., or Bancomext.  For a description of this trust, see “Item 7, Major Shareholders and Related Party Transactions – AMP Trust, Bylaws and Stockbrokers’ Agreement.”

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

Global Offering and Establishment of ADR Facility with New York Stock Exchange Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera S.N.C., or NAFIN, a Mexican government-owned entity.  In February 2006, we conducted an initial public offering to allow NAFIN to dispose of its 85% interest in us.  Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the United States and elsewhere, and NAFIN ceased to be a stockholder.  We received no proceeds from this offering.  At the same time, we established an American Depositary Receipt facility with the Bank of New York Mellon (formerly the Bank of New York) and obtained approval to list our ADSs on the New York Stock Exchange.  In addition, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and listed our Series B shares on the Mexican Stock Exchange.

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate 12 airports, which serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations, such as Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and a number of mid-sized cities, such as Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 25.6 million according to the Mexican National Institute of Statistics (Instituto Nacional de Estadística, Geografía e Informática).  All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Our airports handled approximately 23.6 million and 22.3 million terminal passengers in 2007 and 2008, respectively, which we believe makes us the largest private airport operator in the Americas.  As of December 31, 2008, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Airport and Auxiliary Services Agency.  According to figures of the Mexican Airport and Auxiliary Services Agency, our commercial aviation passenger traffic accounted for approximately 27.2% and 21.4% of all arriving and departing commercial aviation passengers in Mexico in 2007 and 2008, respectively.  In 2008, we recorded revenues of Ps. 3,490.8 million and net income of Ps. 1,540.8 million.

Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2008, ranked as the second busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation.  In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from California.  Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2008, according to the Mexican Bureau of Civil Aviation.  Other top domestic routes in terms of total passenger traffic include Guadalajara-Tijuana and Mexico City-Tijuana which ranked fourth and sixth among the busiest domestic routes in Mexico in 2008, according to the Mexican Bureau of Civil Aviation.

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

In 2005, the Ministry of Communications and Transportation awarded domestic airline licenses to four new low-cost carriers, two of which, Avolar and Aerolíneas Mesoamericanas, or Alma, were based at our Tijuana International Airport until October 2008 and Guadalajara International Airport until November 2008, respectively.  In 2006, one new low-cost carrier (VivaAerobus) received a license from the Ministry of Communications and Transportation.  It began operations in November 2006.  By the end of 2007, Volaris operated in eight of our 12 airports, Alma in six, Avolar and VivaAerobus in five, Click of Mexicana in four and Interjet in three airports.  During 2008 Alma, Aladia, Avolar and Aerocalifornia suspended operations due to insolvency related to the economic downturn or suspension by the regulatory authorities.

Principal Mexican Airports by Passenger Traffic

Airport	2008 Commercial Aviation Passengers(1) (in thousands)
Mexico City	26,152.5
Cancún	12,666.4
Guadalajara*	7,193.2
Monterrey	6,586.2
Tijuana*	3,968.7
Toluca	3,949.6
Puerto Vallarta*	3,280.7
Los Cabos*	2,989.0
Mérida	1,287.2
Hermosillo*	1,284.8

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.
Source:  Mexican Airport and Auxiliary Services Agency and company data.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers.  Both cities have significant maquiladora industries.  A maquiladora plant is a manufacturing facility to which most raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico.  Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers.  In 2008, our Guadalajara International Airport and our Tijuana International Airport constituted Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2007 and 2008, our Guadalajara International Airport and Tijuana International Airport together represented approximately 51.2% and 50.2%, respectively, of our terminal passenger traffic and 47.2% and 46.6%, respectively, of our total revenues.

Four of our airports, Puerto Vallarta International Airport, Los Cabos International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations.  Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s third largest international tourist destination and Los Cabos the fourth in terms of visitors in 2008, according to the Mexican National Institute of Migration (Instituto Nacional de Migración).  Puerto Vallarta attracted approximately 3.3 million terminal passengers in 2008, while Los Cabos attracted approximately 3.0 million terminal passengers in 2008.  In 2008, our Puerto Vallarta International Airport and Los Cabos International Airport together represented 28.2% of our terminal passengers and 33.6% of our total revenues.

Mexico is one of the main tourist destinations in the world.  Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 21.4 million international tourists in 2008, according to the World Tourism Organization.  Within Latin America and the Caribbean, Mexico ranked first in 2008 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.  The tourism industry is one of the largest generators of foreign exchange in the Mexican economy.  Within Mexico, the region bordering the Pacific ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

The remaining six airports in our group serve mid-sized cities—Hermosillo, León, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities.  These cities are industrial centers (Hermosillo, León, Aguascalientes and Mexicali) and/or the hubs of important agricultural regions (León, Morelia and Los Mochis).  Of these six airports, Hermosillo has the greatest passenger traffic volume.  In 2008, Hermosillo accounted for approximately 5.8% of our terminal passenger traffic and 4.5% of our total revenues.  In 2008, our six airports serving mid-sized cities accounted for approximately 18.3% of our terminal passenger traffic and 16.5% of our total revenues.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  In 2006, 2007 and 2008, aeronautical services revenues represented approximately 81.4%, 80.9% and 79.1%, respectively, of our total revenues.  All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

Our revenues from aeronautical services are derived principally from the charges listed below.  Aeronautical services revenues are principally dependent on the following factors:  passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and we issue invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

Pursuant to our agreement with our principal airline customers signed in 2003 and renewed in March 2005, our principal airline customers were required to pay us no later than 152 days after our invoice delivery date.  In 2007 and 2008, on a weighted average basis, we generally have received payment within 78 to 88 days and 75 to 86 days, respectively.  The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range).

As of March 2009, we entered into a new passenger charges collection agreement with Volaris, an airline that accounted for 12% of our total passenger traffic during 2008.  Under this agreement, Volaris is obligated to: (i) reimburse passenger charges collected on behalf of our airports no later than 30 days after the “operational average date” for such charges (either the seventh or twenty-second day of each month) and (ii) provide a guarantee by bond, stand-by letter of credit or other similar instrument for Volaris passenger charges at the level of charges received by the airline on an airport by airport basis during the 60 days with the highest passenger charges in the previous year.  Additionally, if Volaris provides payment on time to one of our airports, the airport is obligated to refund approximately 2.5% of the value of each invoiced bill no later than 7 days after timely payment, and Volaris can apply this refund to any service invoiced by the airport.  If Volaris does not make a payment on time to one of our airports, the airport can recover the payment under the guarantee and Volaris would be charged a late payment penalty.  Volaris is obligated to maintain the guarantee at the agreed level with respect to each airport and, if it does not do so, must reimburse the airport for all passenger charges on the day the applicable flight departs from our airports without any grace period.  We are in the process of trying to negotiate similar payment agreements with all of our clients.

In March 2005, we entered into a renewal agreement with the Air Transportation Chamber that expired in December 2006.  In December 2006 a new agreement was signed, pursuant to which, in March 2007, we increased domestic passenger charges by amounts ranging from 7.28% to 17.28% at all of our airports and increased international passenger charges by amounts ranging from 7.28% to 15.28% at all of our airports.  The new agreement is set to cover an increasing percentage of total passenger charges over the years 2007, 2008 and 2009 and has set prices for each aeronautical service over this three-year period, with increases only possible as a result of the average of increases in the Mexican Consumer Price Index (Índice Nacional de Precios al Consumidor) and the Producers Price Index Excluding Petroleum (Índice Nacional de Precios al Productor, excluyendo petróleo) published by the Mexican Central Bank.  During 2008, regulated tariffs included a 3.73% increase in the maximum rate.

Although the Ministry of Communications and Transportation may authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity.  As a result, we are not always able to increase prices up to the amount of maximum rates.

International passenger charges are currently dollar-denominated, but are collected in pesos based on the average exchange rate during the month prior to the flight.  Domestic passenger charges are peso-denominated.  In 2007 and 2008, passenger charges represented approximately 83.2% and 82.5%, respectively, of our aeronautical services revenues and approximately 67.3% and 65.3%, respectively, of our total revenues.  Passenger charges vary at each of our airports and are based on the destination of each flight.  Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services.  Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client.  In 2007 and 2008, aircraft landing charges represented approximately 4.8% and 5.3%, respectively, of our aeronautical revenues and 3.9% and 4.2%, respectively, of our total revenues.

Aircraft Parking Charges

We collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing.  We collect aircraft parking charges for aircraft that are loading and unloading passengers or cargo as well as for long-term aircraft parking that does not involve the loading or unloading of passengers or cargo.  Aircraft parking charges that involve loading and unloading passengers or cargo vary based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client, while charges for long-term parking vary based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client.  We collect aircraft parking charges the entire time an aircraft is on our aprons.  During 2007 and 2008 these charges represented 4.1% and 4.6%, respectively, of our aeronautical revenues and 3.3% and 3.6%, respectively, of our total revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles.  Until March 2005, these charges were based on the amount of time each service was used, the number of these services used, the time of day the services were used, the origin and destination of the flight and the nationality of the airline or client.  Since April 1, 2005, charges for use of passenger walkways continue to be assessed as described above, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles have been determined based on the number of trips taken between the terminal and the aircraft.  Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Guanajuato international airports.  During 2007 and 2008, these charges represented approximately 0.8% and 0.6%, respectively, of our aeronautical services revenues and approximately 0.7% and 0.5%, respectively, of our total revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel.  These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight.  We provide airport security services at our airports directly.  In 2007 and 2008, these charges represented approximately 1.4% our aeronautical services revenues each year and approximately 1.1% our total revenues each year.

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

•
installing a closed-circuit television security monitoring system at our Guadalajara International Airport, Tijuana International Airport and Puerto Vallarta International Airport, with plans to install similar systems in the remaining airports.

Several of our airline customers have also contributed to the enhanced security at our airports as they have adopted new procedures and rules issued by the Mexican Bureau of Civil Aviation applicable to airlines.  Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting baggage prior to check-in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers).  In the future, we hope to reach a global agreement with the airlines regarding our and their respective responsibilities for checked baggage screening and the allocation of the costs thereof.

Complementary Services

At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services.  These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues.  While we have been required to provide baggage handling services for checked baggage since 2006, as of June 29, 2009, we have not provided any such services and therefore received no revenues for handling checked baggage during 2007 and 2008.  In 2007 and 2008, revenues from complementary service fees represented approximately 1.9% and 1.7% of our aeronautical revenues services, respectively. We currently maintain contracts with 28 companies that provide the majority of these complementary services at our 12 airports.

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

Leasing of Space to Airlines

In addition, we derive regulated revenues from leasing to airlines space in our airports that is necessary for their operations, such as ticket counters, monitors and back offices.  In 2007 and 2008, leasing of space to airlines represented approximately 2.6% and 2.4%, respectively, of our total revenues.

Cargo Handling

In 2008, our 12 airports handled approximately 146.0 thousand metric tons of cargo.  Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 77.6% of the cargo handled by our 12 airports in 2008.  Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

Non-aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to our total revenues from non-aeronautical services has increased in recent years from approximately 17.6% in 2004 to approximately 20.9% in 2008 (revenues from non-aeronautical services represented approximately 19.1% of total revenues in 2007).  We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside our terminals and we are additionally beginning to focus on developing commercial spaces outside of our terminal buildings.  Our revenues from non-aeronautical services are principally derived from commercial activities.

None of our revenues from non-aeronautical services are regulated under our maximum-rate price regulation system.

Revenues from Commercial Activities

Leading privatized airports generally generate an important portion of their revenues from commercial activities.  An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport.  Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers, who tend to spend greater amounts at our airports, particularly on duty-free items.

We currently have the following types of commercial activities in each of our airports:

•
Parking facilities—Our main car parking facility is at the Guadalajara International Airport, and it was managed through a service contract pursuant to which we paid 22% of the revenues of the parking facility for its operation and maintenance by a third party until July 2008.  When the service contract expired, we renegotiated and signed a new 12-month service contract under which we paid a fixed monthly fee in exchange for operation of the parking facility.  In December 2008, we negotiated the early termination of this service contract, and since then we operate the car parking facilities at all of our airports.  The parking facilities at our Tijuana International Airport were operated until 2007 by a third party pursuant to a long-term lease agreement signed with them by our predecessor, the Mexican Airport and Auxiliary Services Agency, prior to the granting of our concessions.  Beginning on January 12, 2008, we began operating the Tijuana International Airport parking lot, which helped us to increase our commercial revenues during 2008 when compared with 2007.  Revenues from parking facilities at our airports currently are not regulated under our maximum rates, although they could become regulated (out of our maximum rates) upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking.

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

Domestic passengers represented approximately 65.7% of our terminal passenger traffic in 2008.  In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States.  We believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers.

Recent Expansion and Development of Commercial Areas

Leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do.  In 2008, revenues from non-aeronautical services in our airports accounted for 20.1% of the total revenues generated by our airports.  In contrast, we believe that revenues from commercial activities account for up to 40% or more of the consolidated revenues of many leading privatized airports.  While we expect aeronautical revenues to continue to represent a substantial majority of our future revenues, we expect that the future growth of our revenues from non-aeronautical services will exceed the growth of our aeronautical revenues.  As the main part of our business strategy, since we took over control of our airports, we have made it a priority to increase our revenues from commercial activities in our airports, from a combination of:

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

In 2007, we added approximately 1,500 square meters of commercial space at the new international building in Puerto Vallarta, including two stores fully integrated with the passenger flows.  One is a duty-free store and the other is the first convenience store in Mexico which all passengers must pass through in order to reach their gate.  We also opened commercial areas at the Terminal 2 building at the Guadalajara airport.  In 2007, we prepared two ambitious commercial redesign projects that were completed and started full operation at the end of 2008 at the Los Cabos Terminal 1 and in the domestic departures area in Guadalajara.  During the second half of 2008, we completed the expansion of the parking building in Guadalajara bringing the number of parking spaces from 1,500 to 3,000.

• Renegotiating agreements with terminal tenants to be more consistent with market practices.

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage.  We estimate that approximately 88.0% of our commercial agreements could be arranged as royalty-based contracts based on the nature of our tenants’ operations, representing approximately 48.6% of our total non-aeronautical revenues and 10.1% of our total revenues in 2008.  Approximately 95% of the contracts that could be arranged as royalty-based contracts have already been executed in that format.  In 2001, less than 5% of our lease contracts provided for royalty payments.

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

As of June 29, 2009 the only material commercial activity at our airports that remains subject to third-party leases under which we receive only nominal revenue is the hotel at Guadalajara International Airport.  Coco Club was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the following commercial space at our Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure at the airport:  (i) the commercial space located in the hallway leading to the gate area for domestic flights, (ii) the majority of the commercial space in the gate area itself, (iii) the commercial space in the bridge connecting the airport to the airport hotel and (iv) the hotel itself.  In September 1998, Coco Club transferred all of these rights to a third party except for the right to operate the hotel for a period of 15 years from March 1993 in exchange for its obligation to construct such hotel.  In May 2004, we recovered the right to operate the commercial areas previously operated by the third party that received its rights from Coco Club.  Subject to the satisfaction of certain conditions, under the lease to operate the hotel, Coco Club was granted the right to renew the contract and continue operating the hotel for another 15-year period from March 2008 at below-market rates.  Because we do not believe that Coco Club has satisfied all such conditions, we have not renewed the lease.  As a result, in April 2008 we initiated legal proceedings against Coco Club to declare the lease to operate the hotel null and void due to Coco Club’s failure to satisfy all conditions in the prior lease agreement.  These legal proceedings remain pending.

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

Our Airports

In 2008, our airports served a total of approximately 22.3 million terminal passengers.  In 2008, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 50.2% of our total terminal passenger traffic.  Puerto Vallarta International Airport and Los Cabos International Airport, our main airports serving popular tourist destinations, together accounted for approximately 28.2% of our total terminal passenger traffic in 2008.  Hermosillo International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.8% of our total terminal passenger traffic in 2008.

All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the revenues for each of the airports for the years indicated.

Revenues by Airport

	Year ended December 31,
	2006		2007		2008
	(thousands of pesos)
Guadalajara	Ps.	1,010,624	Ps.	1,163,027	Ps.	1,163,847
Tijuana		388,371		477,779		465,185
Puerto Vallarta		484,384		528,527		585,226
Los Cabos		508,341		556,151		585,935
Hermosillo		138,115		156,333		156,487
Guanajuato		174,382		192,119		177,688
La Paz		70,519		93,578		81,916
Morelia		93,203		92,239		80,880
Mexicali		60,659		77,236		70,700
Aguascalientes		54,271		63,753		58,626
Los Mochis		28,318		38,652		29,963
Manzanillo		35,006		37,930		34,332
Total	Ps.	3,046,193	Ps.	3,477,324	Ps.	3,490,785

The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

Year ended December 31,

	2006			2007			2008
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Guadalajara	6,350,377	496,578	6,846,955	7,332,502	465,989	7,798,491	7,193,217	216,138	7,409, 355
Tijuana	3,759,390	5,363	3,764,753	4,739,715	31,842	4,771,557	3,968,725	42,808	4,011,533
Puerto Vallarta	2,978,378	11,696	2,990,074	3,139,143	9,028	3,148,171	3,280,692	18,983	3,299,675
Los Cabos	2,720,955	37,627	2,758,582	2,901,234	33,203	2,934,437	2,989,024	38,848	3,027,872
Hermosillo	1,157,222	226,514	1,383,736	1,338,145	160,629	1,498,774	1,284,794	139,441	1,424,235
Guanajuato	1,156,564	33,263	1,189,827	1,274,076	21,022	1,295,098	1,102,782	14,438	1,117,220
La Paz	460,035	59,643	519,678	630,171	109,517	739,688	519,834	44,414	564,248
Morelia	599,043	54,452	653,495	599,360	25,569	624,929	524,195	27,804	551,999
Mexicali	502,192	5,620	507,812	607,886	4,925	612,811	533,756	3,907	537,663
Aguascalientes	386,407	28,519	414,926	463,674	8,072	471,746	421,877	11,038	432,915
Los Mochis	209,664	59,782	269,446	289,928	84,956	374,884	213,792	46,499	260,291
Manzanillo	233,901	6,967	240,868	249,232	3,549	252,781	219,102	1,990	221,092
Total	20,514,128	1,026,024	21,540,152	23,565,066	958,301	24,523,367	22,251,790	606,308	22,858,098
	2006			2007			2008
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Guadalajara	2,004,996	1,228,008	3,233,004	2,534,079	1,195,703	3,729,782	2,493,236	1,157,072	3,650,308
Tijuana	1,718,594	14,003	1,732,597	2,214,389	19,353	2,233,742	1,890,714	21,143	1,911,857
Puerto Vallarta	299,085	1,196,867	1,495,952	398,116	1,179,195	1,577,311	427,843	1,224,550	1,652,393
Los Cabos	258,382	1,103,803	1,362,185	381,780	1,071,320	1,453,100	437,177	1,064,752	1,501,929
Hermosillo	463,700	50,318	514,018	559,273	50,389	609,662	546,149	53,078	599,227
Guanajuato	314,553	270,108	584,661	384,768	261,991	646,759	324,597	234,453	559,050
La Paz	219,230	18,108	306,943	295,779	29,200	307,744	242,692	23,550	266,242
Morelia	160,327	146,616	237,338	202,522	105,222	324,979	167,866	97,249	265,115
Mexicali	207,283	2,578	196,704	269,389	2,852	234,761	243,857	3,234	247,091
Aguascalientes	126,613	70,091	209,861	168,967	65,794	272,241	158,498	56,112	214,610
Los Mochis	98,228	5,703	103,931	138,785	7,319	146,104	100,446	7,170	107,616
Manzanillo	56,489	60,724	117,213	59,299	65,886	125,185	54,963	55,507	110,470
Total	5,927,480	4,166,927	10,094,407	7,607,146	4,054,224	11,661,370	7,088,038	3,997,870	11,085,908

	2006			2007			2008
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Guadalajara	1,994,663	1,122,710	3,117,373	2,511,583	1,091,137	3,602,720	2,544,231	998,678	3,542,909
Tijuana	2,024,934	1,859	2,026,793	2,498,308	7,665	2,505,973	2,049,892	6,976	2,056,868
Puerto Vallarta	353,159	1,129,267	1,482,426	445,876	1,115,956	1,561,832	480,668	1,147,631	1,628,299
Los Cabos	278,373	1,080,397	1,358,770	401,873	1,046,261	1,448,134	457,342	1,029,753	1,487,095
Hermosillo	597,345	45,859	643,204	684,802	43,681	728,483	641,407	44,160	685,567
Guanajuato	351,608	220,295	571,903	419,322	207,995	627,317	356,976	186,756	543,732
La Paz	211,850	10,847	292,100	277,225	27,967	291,616	230,582	23,010	253,592
Morelia	150,296	141,804	222,697	182,177	109,439	305,192	160,173	98,907	259,080
Mexicali	291,051	1,280	189,703	334,359	1,286	228,913	285,375	1,290	286,665
Aguascalientes	127,844	61,859	292,331	172,163	56,750	335,645	165,021	42,246	207,267
Los Mochis	105,248	485	105,733	140,448	3,376	143,824	104,074	2,102	106,176
Manzanillo	62,950	53,738	116,688	61,420	62,627	124,047	54,666	53,966	108,632
Total	6,549,321	3,870,400	10,419,721	8,129,556	3,774,140	11,903,696	7,530,407	3,635,475	11,165,882

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2008.

Capacity by Airport(1)

Airport	Peak air traffic movements per hour(2)	Runway capacity(3)
Guadalajara	39	39
Tijuana	21	30
Puerto Vallarta	27	30
Los Cabos	27	33
Hermosillo	19	28
Guanajuato	11	23
La Paz	12	19
Morelia	9	16
Mexicali	9	18
Aguascalientes	8	22
Los Mochis	12	19
Manzanillo	7	13

(1)	2008 figures.
(2)	Includes Commercial and General Aviation Operations.
(3)	Air traffic movements per hour.

The following table sets forth the air traffic movements for each of our airports for the years indicated.

Air Traffic Movements by Airport(1)

	For the year ended December 31,
	2006	2007	2008

Guadalajara	138,203	164,244	152,354
Tijuana	51,832	65,460	55,104
Puerto Vallarta	45,557	50,501	49,899
Los Cabos	42,135	44,485	41,529
Hermosillo	46,122	48,297	45,944
Guanajuato	30,973	32,263	28,741
La Paz	20,358	25,011	21,996
Morelia	18,144	19,395	17,716
Mexicali	12,272	13,877	12,237
Aguascalientes	11,546	12,174	12,782
Los Mochis	20,419	24,445	18,973
Manzanillo	8,004	8,809	7,799
Total	445,565	508,961	465,074

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movement by Airport (1)

	Year ended December 31,
	2006	2007	2008

Guadalajara	49.54	47.48	48.63
Tijuana	72.64	72.89	72.79
Puerto Vallarta	65.63	62.34	66.12
Los Cabos	65.47	65.97	72.90
Hermosillo	30.00	31.03	30.99
Guanajuato	38.42	40.14	38.87
La Paz	25.53	29.58	25.65
Morelia	36.02	32.22	31.15
Mexicali	41.38	44.16	43.93
Aguascalientes	35.94	38.75	33.86
Los Mochis	13.20	15.34	13.71
Manzanillo	30.09	28.70	28.34
Average of all airports	48.34	48.18	49.14

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category (1)

	Year ended December 31,
	2006	2007	2008

Commercial Aviation	346,310	403,962	355,985
Charter Aviation	21,721	18,786	19,623
General Aviation and other	77,534	86,213	89,466
Total	445,565	508,961	465,074

(1)	Includes departures and landings for all 12 airports.

Changes in Principal Airlines Operating at our Airports

During 2008, several legacy airlines and low-cost carriers that received concessions from the Ministry of Communication and Transportations to begin operations during 2005 and 2006 ceased operations either due to insolvency or suspension by the regulatory authorities.  Three of these airlines, Avolar, Alma and Aerocalifornia were based in our Tijuana International Airport, Guadalajara International Airport and La Paz International Airport, respectively.  The suspension of the operations of these three airlines and Aladia (not based in any of our airports) represented a material impact on the routes and passenger traffic in all of our airports other than our Mexicali and Manzanillo airports.

Guadalajara International Airport

The Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  In 2008, the Guadalajara International Airport was the third busiest in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, the Guadalajara International Airport accounted for approximately 32.3% of our terminal passenger traffic.

In 2008, a total of 7.2 million terminal passengers were served by Guadalajara International Airport.  Of the terminal passengers in 2008, 70.0% were domestic and 30.0% were international passengers.  Of the airport’s international passengers, we estimate that a significant portion are Mexicans living in the United States visiting Guadalajara.  This airport also serves many business travelers traveling to and from Guadalajara.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 17 airlines operate at the airport, the principal ones of which are Aeroméxico, Mexicana and Volaris.  The main non-Mexican airlines operating at the airport are Continental Airlines, American Airlines and Delta Airlines.  Airlines operating at the airport reach 40 destinations.  Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular.  Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 5 million inhabitants.  Guadalajara is Mexico’s second largest city in terms of population, as well as the capital of the state of Jalisco, the country’s fourth largest state in terms of population.  As a major hub for the Mexican national highway system, the city of Guadalajara is an important center for both ground and air transportation.  Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno.  Jalisco is an important agricultural producer, making Guadalajara an important center for agricultural commerce.  The state is an important contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries.  The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

Guadalajara International Airport operates 24 hours daily.  The airport has two operating runways, one with a length of 4,000 meters, and the other with a length of 1,770 meters, as well as a full parallel taxiway.  The runway capacity at this airport is 39 air traffic movements per hour.  The airport also has an instrument landing system (ILS) that assists pilots in poor weather.  The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building.  The airport’s main commercial terminal has a total area of approximately 24,850 square meters, as well as parking facilities consisting of an additional 46,000 square meters.  The general aviation building has an additional 1,825 square meters.  The main commercial terminal has 18 gates and 23 remote boarding positions.  Of the 18 gates, eight serve international flights and ten serve domestic flights.  Of the international gates, three have air bridges, and of the domestic gates, five have air bridges.  Additionally there are eleven remote positions used for the regional flights commonly used by Alma (until November 2008) and Aeroméxico Connect.

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

Between 2005 and 2006 we took significant steps to modernize and expand the Guadalajara International Airport in order to improve its operations and image.  During this period we expanded the commercial space in this airport by 1,210 square meters in the international gate area.  In addition, these steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas.  In addition, between 2007 and 2009 we expect to complete the expansion of the international baggage claim area and the expansion of the domestic and international gate areas and the international arrival area by a total of 7,067 square meters and to remodel an additional 2,120 square meters in these areas.  Also, the expansion of the main parking facilities was finished in August 2008.  After the renovations, approximately 2,000 square meters of these areas will be devoted to commercial activities.

Tijuana International Airport

Tijuana International Airport is our second most important airport in terms of passenger traffic, the fourth in contribution to revenues and the second in air traffic movements.  In 2008, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, it accounted for approximately 17.8% of our terminal passenger traffic.

In 2008, Tijuana International Airport served a total of 4.0 million terminal passengers.  We estimate that almost all of the passengers were domestic passengers.  Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States.  Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.  A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

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

A total of seven airlines operate at the airport, the principal ones of which are Volaris and Aeroméxico.  Airlines operating at this airport provide service to 26 destinations.  Of these destinations, Mexico City, Guadalajara, Guanajuato and Morelia are the most popular.  In addition, Aeroméxico began flying twice weekly from Tijuana to Tokyo and Shanghai.  In 2008, Aerocalifornia and Avolar suspended operations.  Tijuana International Airport currently operates 17 hours daily between the hours of 7:00 a.m. and 12:00 a.m.  However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for other aeronautical services provided outside normal business hours (7:00 a.m. to 12:00 a.m.).  The airport has one runway with a length of 2,960 meters and a full parallel taxiway.  The runway capacity at this airport is 30 air traffic movements per hour.  The airport also has an instrument landing system (ILS) that assists pilots in poor weather.  It has 18 gates serving both domestic and international travelers and sixteen remote boarding positions.  Of the 18 gates, ten have air bridges.

In 2008, approximately 15.0 thousand  metric tons of cargo were transported through the airport.

A portion of the land comprising Tijuana International Airport was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders.  For a description of these legal proceedings and their potential impact on our operations, see “Item 3, Key Information – Risk Factors – Risks Related to Our Operations – Actions by the former holders of land comprising Tijuana International Airport may limit our ability to expand the airport and may disrupt its operations.”

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our third most important airport in terms of passenger traffic, air traffic movements and in terms of contribution to revenues.  In 2008, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, it accounted for approximately 14.7% of our terminal passenger traffic.

In 2008, 3.3 million terminal passengers traveled through Puerto Vallarta International Airport.  We estimate that 72.3% of these terminal passengers were international passengers and 27.7% were domestic passengers.  The airport primarily serves foreign tourists and is a popular tourist destination in Mexico.

A total of 28 airlines operate at the airport, the principal ones of which are Alaska Airlines, American Airlines and US Airways.  Airlines operating at this airport reach 38 destinations.  Of these destinations, the most popular ones are Los Angeles and destinations in Canada.  We are currently engaged in discussions with a U.S. carrier regarding the addition of two routes between Puerto Vallarta and the United States.

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

During 2005 and at the beginning of 2006, the terminal building of the Puerto Vallarta International Airport was improved through expansion and remodeling projects.  The projects included the construction of a new building that will house the documentation areas of the regular and charter airlines, the expansion of baggage claim areas (particularly for international arrivals), the expansion of the immigration area and the expansion of the final waiting areas, as well as some improvements, for a total of 8,140 square meters of total expansions.  Approximately 1,100 square meters of this expansion is used for commercial space.  Additionally, we built a 13,400 square meter satellite building during 2007, which became operational in December 2007.

Los Cabos International Airport

Los Cabos International Airport is our fourth most important airport in terms of passenger traffic, our fifth most important airport in terms of air traffic movements and our second most important airport in terms of contribution to revenues.  In 2008, Los Cabos International Airport was the eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, Los Cabos International Airport accounted for approximately 13.4% of our terminal passenger traffic.

Approximately 3.0 million terminal passengers were served by the airport in 2008.  Approximately 70.1% of the terminal passengers were international passengers.  The airport serves primarily tourists visiting San José del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur.

A total of 22 airlines operate at the airport, the principal ones of which are Alaska Airlines, American Airlines, US Airways and Continental.  Airlines operating at this airport reach 33 destinations.  Of these destinations, Los Angeles, Phoenix and Mexico City are the most popular.

Los Cabos International Airport is located approximately 13 kilometers from the city of San José del Cabo, in the state of Baja California Sur.  In 2006, the number of visitors to Los Cabos (San José del Cabo and the nearby city of Cabo San Lucas) was 1.1 million according to the Mexican Immigration Institute.  Visitors to this area are generally affluent, and include golfers who enjoy world-class courses, as well as sports fishing and scuba diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.  According to Mexico’s Ministry of Tourism (Secretaría de Turismo), hotel capacity in Los Cabos reached 10,069 rooms in 2005, 12,207 rooms in 2006, and 14,613 rooms in 2007.  A growing percentage of visitors to Los Cabos consist of recurring visitors as the popularity and availability of time-shares in the area has increased over recent years.

Los Cabos International Airport’s standard operating hours are from 7:00 a.m. to 6:00 p.m.  However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours.  The airport has one runway measuring 3,000 meters, and a full parallel taxiway to the runway.  The runway capacity at this airport is 33 air traffic movements per hour.  The existing runway allows us to serve planes flying to any destination in the United States and Canada.  The airport has two commercial aviation terminals.  Terminal 1 occupies approximately 14,600 square meters (157,200 square feet) and Terminal 3 occupies approximately 10,600 square meters (114,100 square feet).  The airport has twelve gates and twelve remote boarding positions.  In addition, the airport has a general aviation and an FBO terminal, Terminal 2, occupying 1,961 square meters.  During 2007 and 2008, we have been developing a new FBO building to redistribute commercial and private flight flows, and to provide additional space for future growth.

We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport.  In 2008, approximately 25.5% of our total revenues generated at the Los Cabos International Airport were derived from commercial businesses, a percentage that is higher than at any other airport in our group.

Hermosillo International Airport

Hermosillo International Airport is our fifth most important airport in terms of passenger traffic, our fourth most important airport in terms of air traffic movements and our sixth most important airport in terms of its contribution to revenues.  In 2008, Hermosillo International Airport was the tenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, it accounted for approximately 5.8% of our terminal passenger traffic.

In 2008, Hermosillo International Airport served approximately 1.3 million terminal passengers, and approximately 92.4 % of those terminal passengers were domestic.  Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of ten airlines operate at the airport, the principal ones of which are Aeroméxico, Aeroméxico Connect and Volaris.  Airlines operating at this airport provide service to 20 destinations.  Of these destinations, Mexico City, Tijuana and Guadalajara are the most popular.  By the end of 2008, Interjet and Vivaerobus began operations to and from this airport.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1 million, according to the Mexican National Population Council.  The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California.  The airport is located approximately 13 kilometers west of the city of Hermosillo.  The airport is an important hub in a primarily agricultural and industrial region.  Approximately 6.5 thousand metric tons of cargo passed through the airport in 2008.  Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

Hermosillo International Airport operates 14 hours daily between the hours of 6:00 a.m. and 8:00 p.m.  However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours.  The airport has two runways, one with a length of 2,300 meters and the other with a length of 1,100 meters.  The runway capacity at this airport is 28 air traffic movements per hour.  The airport has nine gates and eight remote positions and includes both a commercial aviation building and a general aviation building for small private airplanes.

Guanajuato International Airport

Guanajuato International Airport is our sixth most important airport in terms of passenger traffic and air traffic movements and our fifth most important airport in terms of its contribution to revenues.  In 2008, Guanajuato International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, it accounted for approximately 5.0% of our terminal passenger traffic.

During 2008, the airport served 1.1 million terminal passengers, 61.8% of which were domestic.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of nine airlines operate at the airport, the principal ones of which are Aeroméxico and Mexicana.  Airlines operating at this airport provide service to 12 destinations.  Of these destinations, Tijuana, Mexico City and Los Angeles are the most popular.  In addition, three low-cost Mexican carriers began operating routes to and from our Guanajuato airport in 2006.  In May 2008, Aviacsa left the Guanajuato International Airport.

Guanajuato International Airport is located in the central state of Guanajuato near the cities of León, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City.  The state of Guanajuato has a population of approximately 4.8 million people according to the Mexican National Population Council and is located in Mexico’s Guanajuato region, best known for its rich colonial history, its agricultural sector and manufacturing industry.  General Motors has an assembly plant in Silao, Guanajuato.  The local government is developing a “dry dock” or truck loading service terminal near the airport that we believe will increase cargo demand.

Guanajuato International Airport operates 20 hours daily between the hours of 4:00 a.m. and 12:00 midnight.  However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours.  The airport has one runway with a length of 3,500 meters.  The runway capacity at this airport is 23 air traffic movements per hour.  It has two terminals (one commercial and one general aviation), with six gates and three remote boarding positions.  Of the six gates, three have air bridges.

La Paz International Airport

La Paz International Airport is our seventh most important airport in terms of passenger traffic, air traffic movements and contribution to revenues.  In 2008, La Paz International Airport was the twenty-eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008 it accounted for approximately 2.3% of our terminal passenger traffic.

During 2008, La Paz International Airport served 519.8 thousand terminal passengers.  We estimate that approximately 91.0% of these terminal passengers were domestic passengers.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport, the principal ones of which are Volaris and Aeroméxico Connect.  Airlines operating at this airport reach 14 destinations.  Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital.  Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

La Paz International Airport operates 16 hours daily between the hours of 7:00 a.m. and 11:00 p.m.  However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours.  The airport has one runway measuring 2,500 meters in length and a single main commercial terminal.  The runway capacity at this airport is 19 air traffic movements per hour.  It also has three gates and seven remote boarding positions.

Morelia International Airport

Morelia International Airport is our eighth most important airport in terms of passenger traffic and its contribution to revenues, and our ninth most important in terms of air traffic movements.  In 2008, Morelia International Airport was the twenty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, it accounted for approximately 2.4% of our terminal passenger traffic.

In 2008, the Morelia International Airport served 524.2 thousand terminal passengers.  We estimate that approximately 62.6% of the terminal passengers were domestic passengers.  Because the airport’s passengers are predominately domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of nine airlines operate at the airport, the principal ones of which are Mexicana, Aeroméxico, and Continental.  Airlines operating at this airport provide service to 14 destinations.  Of these destinations, Mexico City, Tijuana, Los Angeles and Chicago are the most popular.  In May 2008, Aviacsa left the Morelia International Airport.

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

Mexicali International Airport

Mexicali International Airport is our ninth most important airport in terms of passenger traffic and in terms of contribution to revenues, and our eleventh most important airport in terms of air traffic movements.  In 2008, Mexicali International Airport was the twenty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, it accounted for approximately 2.4% of our terminal passenger traffic.

During 2008, Mexicali International Airport served 533.8 thousand terminal passengers.  We estimate that approximately 99.2% of passengers served by this airport in 2008 were domestic passengers.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport, the principal ones of which are Mexicana, Aviacsa, Volaris and Aeroméxico Connect.  Airlines operating at this airport reach ten destinations.  Of these destinations, Mexico City, Guadalajara and Hermosillo are the most popular.

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

Mexicali International Airport operates 19 hours daily between the hours of 6:00 a.m. and 1:00 a.m. the following day.  However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours.  The airport has one runway measuring 2,600 meters in length as well as a main commercial terminal and a smaller general aviation terminal.  The runway capacity at this airport is 18 air traffic movements per hour.  The main commercial terminal has two gates and four remote boarding positions.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important airport in terms of passenger traffic, contribution to revenue and in air traffic movements.  In 2008, Aguascalientes International Airport was the thirtieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, it accounted for approximately 1.9% of our terminal passenger traffic.

During 2008, the airport served 421.9 thousand terminal passengers.  Of these passengers, we estimate that approximately 76.7% were domestic passengers.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport, the principal ones of which are Aeroméxico, Volaris and Continental.  Airlines operating at this airport reach five destinations.  Of these destinations Mexico City, Los Angeles, Dallas and Houston are the most popular.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City.  Manufacturing forms the basis of the region’s economy.  One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

Aguascalientes International Airport operates 12 hours daily between the hours of 7:00 a.m. and 7:00 p.m.  However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours.  It has two runways, one measuring 3,000 meters in length and the other (which is closed temporarily) measuring 1,000 meters, and a single main commercial terminal.  The runway capacity at this airport is 22 air traffic movements per hour.  The airport has three gates and four remote boarding locations.

Los Mochis International Airport

Los Mochis International Airport is our eighth most important airport in terms of air traffic movements, eleventh most important airport in terms of passenger traffic, and twelfth in terms of contribution to revenues.  In 2008, Los Mochis International Airport was the thirty-eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, it accounted for approximately 1.0% of our terminal passenger traffic.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state.  During 2008 the airport served 213.8 thousand terminal passengers, approximately 95.7% of which were domestic passengers.  The area’s sport fishing and hunting attract both Mexican and foreign visitors.  Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of three airlines operate at the airport, which are Aeroméxico Connect, Interjet and Aeropacifico.  Airlines operating at this airport reach 13 destinations.  Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

Los Mochis International Airport operates 14 hours daily between the hours of 7:00 a.m. and 9:00 p.m.  However, it is equipped to operate 24 hours daily if necessary, and we are authorized to charge double our regular passenger charges and fees for aeronautical services provided outside normal business hours.  The airport has one runway measuring 2,000 meters in length as well as a single main commercial terminal.  The runway capacity at this airport is 19 air traffic movements per hour.  The airport has three gates and four remote boarding positions.

Manzanillo International Airport

Manzanillo International Airport is our eleventh most important airport in terms of contribution to revenues and our twelfth most important in terms of passenger traffic and air traffic movements.  In 2008, Manzanillo International Airport was the thirty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency.  In 2008, it accounted for approximately 1.0% of our terminal passenger traffic.

During 2008, the airport served 219.1 thousand terminal passengers.  We estimate that approximately 50.0% of these passengers were domestic passengers and 50.0% of these passengers were international passengers.

A total of 11 airlines operate at this airport, of which Alaska Airlines, Continental, Aeromar and Westjet operate on a regular basis.  The other airlines operate only during the high tourist season (November to April).  The principal destinations served by airlines at this airport are Mexico City and Monterrey in Mexico, Houston, Los Angeles, Phoenix and Minneapolis in the United States, and Vancouver, Calgary and Toronto in Canada.

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

Manzanillo International Airport operates 12 hours daily between the hours of 8:00 a.m. and 8:00 p.m.  However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours.  The airport has one runway measuring 2,200 meters.  The runway capacity at this airport is 13 air traffic movements per hour.  The airport has four gates and five remote boarding positions.  In 2002 we completed the expansion of the terminal building, thereby increasing the arrival area and our commercial space.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2008, 19 international airlines (considering all charter airlines as one client since we manage them through a single representative that is our actual client), and 16 Mexican airlines operated flights at our 12 airports.  Aeroméxico operates the most flights at our airports, with Mexicana and Volaris providing the second and third highest number of flights.  In 2008, revenues from Aeroméxico totaled Ps. 373.3 million, of which Ps. 311.1 million was derived from passenger charges, representing 10.7% of our total revenues for 2008; while revenues from Mexicana and Volaris were Ps. 373.2 million and Ps. 355.7 million respectively, of which Ps. 305.7 million and Ps. 321.1 million respectively was derived from passenger charges, representing 10.7% and 10.2%, respectively, of our total revenues for 2008.  In addition to passenger charges, revenues are earned from landing charges, aircraft parking charges and the leasing of space to these airlines.

Until 2005 Consorcio Aeroméxico and Grupo Mexicana were owned by Cintra, a Mexican holding company whose shareholders, among others, included the Mexican government (10%), NAFIN (3.5%) and the Institute for the Protection of Bank Savings or IPAB, a decentralized entity of the Mexican federal government (50%).  On December 20, 2005, Cintra sold Grupo Mexicana (including Mexicana, Click Mexicana and their interests in other subsidiaries) to Grupo Posadas, S.A. de C.V., the largest hotel operator in Mexico.  On October 17, 2007, Cintra sold Consorcio Aeroméxico (Aeroméxico, Aeroméxico Connect, Aeromexpress and their interests in other subsidiaries) to Banamex and a group of entrepreneurs.  Aeroméxico and Mexicana also control other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Servicios de Apoyo en Tierra, or SEAT, a joint venture between Aeroméxico and Mexicana.

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

On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our airlines and established specific prices applicable to those airlines for 2003 and 2004 and a method for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year.  In March 2005, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2005 and 2006.  The National Air Transportation Chamber of Commerce agreed to cause our principal airline customers to enter into (a) contracts governing charges for aeronautical services, (b) lease contracts for property used by the airlines and (c) contracts governing collection of passenger charges.  As of December 31, 2005, these airlines had entered into agreements with us such that proceedings against us were either resolved or dismissed and no fees remained subject to further dispute.  These agreements represented (a) virtually all of the relevant contracts governing the collection of passenger charges, (b) a substantial majority of the agreements for the leasing of space in our terminals and (c) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number of agreements to be entered into.  In December 2006, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2007, 2008 and 2009, covering the same aspects as the prior agreement as well as incorporating an increase in passenger charges.  This renewal agreement is more focused on the support and development of, and increased frequencies on, new routes.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services, Menzies Aviation, S.A. de C.V., Aerocharter de Mexico, S.A. and SEAT (a subsidiary of Consorcio Aeroméxico and Grupo Mexicana), which provided Ps. 34.7 million of revenues each in the form of access fees in 2008.  Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa Mexico S. de R.L. de C.V., which provided Ps. 10.1 million and Ps. 0.7 million in revenues in the form of access fees, respectively, in 2008.

While we receive a fee from our complementary services clients equivalent to 12% to 15% of their reported sales, we only receive a fixed fee in case one of these companies is a subsidiary or affiliate of an airline.  Among our three principal providers of baggage handling is SEAT, a subsidiary of Consorcio Aeroméxico and Grupo Mexicana.

Principal Non-aeronautical Services Customers

At December 31, 2008, we were party to approximately 957 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty-free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies and tourist information and promotion services.  As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are therefore not dependent on a limited number of principal customers.  In 2008, our largest commercial customers were Operadora Aeroboutiques, S.A. de C.V. (duty-free and convenience stores; Ps. 56.9 million), Unidad de Diseño y Comunicación, S.A. de C.V. (advertising; Ps. 39.0 million), Dufry México (duty-free stores, Ps. 28.5 million), Desarrolladores de los Cabos, S.A. de C.V. (time-share activities, Ps. 17.1 million), Desarrolladores de Baja California Sur, S.A. de C.V. (time-share activities, Ps. 17.0 million), Estrategia Comercializadora del Pacífico, S.A. de C.V. (time-share activities, Ps. 15.9 million).  Aerocomidas, S.A. de C.V. (food and beverages, Ps. 13.2 million), Servicios Inmobiliarios Alsea, S.A. de C.V. (food and beverages, Ps. 9.8 million) and Cenca Comercializadora, S.A. de C.V. (convenience stores, Ps. 9.8 million).

Seasonality

Our business is subject to seasonal fluctuations.  In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods.  Our results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays, health crises and general economic conditions, as well as the other factors discussed above.  As a result, our results of operations for a quarterly period are not necessarily indicative of results of operations for an entire year, and historical results of operations are not necessarily indicative of future results of operations.

Competition

Excluding our airports servicing tourist destinations, our airports generally are natural monopolies in the geographic areas that they serve and generally do not face significant competition.

However, since our Puerto Vallarta, Los Cabos, La Paz and Manzanillo international airports are substantially dependent on tourism, these airports face competition from competing tourist destinations.  We believe that the main competitors to these airports are those airports serving vacation destinations in Mexico, such as Acapulco and Cancún, and abroad such as in Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic, other Caribbean islands and Central America.  For example, the owner of a small private airport near Cabos San Lucas received a permit to operate public service in March 2008 from the Ministry of Communications and Transportation and could receive a concession to operate regular commercial routes (though not international flights) after five years.  In addition, the owner of this airport in Cabo San Lucas has petitioned the Ministry of Communications and Transportation to have its permit amended to allow international flights and to be able to operate regular commercial flights before the end of the five-year period.  In addition, the Mexican government announced in the Infrastructure National Plan 2007-2012 (published in July 2007) that at least three new airports would be constructed between 2007 and 2012: the Rivera Maya airport, the Ensenada airport and the Mar de Cortes airport.  As of the date of this filing, the government has not provided further information as to the expected type or the size of these airports, and we cannot predict whether these airports, if they are constructed, will represent competition to our airports.  Also see “Item 3, Risk Factors – The Mexican government could grant new concessions that compete with our airports.”  We believe that due to the current global economic downturn the government’s announced airport projects may have been temporarily suspended.

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control.  These factors include the general state of the Mexican economy and the attractiveness of other commercial and industrial centers in Mexico that may affect the attractiveness of Guadalajara, Tijuana and other growing industrial centers in our group, such as Hermosillo, León, Aguascalientes and Mexicali.  In addition, with respect to Puerto Vallarta, Los Cabos, La Paz and Manzanillo, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes), security concerns, health crises and the development of new resorts that may be considered more attractive.  There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico’s Pacific and central regions.  We believe that these airports collectively account for only a small fraction of the passenger traffic in these regions.

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

•	the Mexican Airport Law, enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (Reglamento de la Ley de Aeropuertos), enacted February 17, 2000;

•	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

•	the Mexican Federal Duties Law, revised on an annual basis;

•	the Mexican National Assets Law (Ley de Bienes Nacionales), enacted May 20, 2004; and

•	the concessions that entitle our subsidiaries to operate our 12 airports, which were granted on June 29, 1998 and amended on November 15, 1999.

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities.  The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain and develop a public service airport in Mexico.  A concession generally must be granted pursuant to a public bidding process, except for:  (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) any private company the principal stockholder of which is a state or municipal government; (ii) concessions granted to operators of private airports (that have operated privately for five or more years) wishing to begin operating their facilities as public service airports and complying with certain requirements; and (iii) complementary concessions granted to existing concession holders that comply with certain requirements.  Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.  On June 29, 1998, the Ministry of Communications and Transportation granted 12 concessions to operate, maintain and develop the 12 principal airports in Mexico’s Pacific and central regions to our subsidiaries.  Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process.  However, the process of selling 15% of our capital stock to our strategic stockholder pursuant to the privatization process was conducted through a public bidding process.  Each of our concessions was amended on November 15, 1999 in order to, among other things, incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

On May 20, 2004 a new Mexican National Assets Law was adopted and published in the Mexican Federal Gazette which, among other things, established regulations relating to concessions granted with respect to property held in the public domain, including the airports that we operate.  The new Mexican National Assets Law established new grounds for revocation of concessions for failure to pay applicable taxes, but does not specify which taxes must be paid, including whether certain taxes to municipalities must be paid by a concessionaire.

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

New Regulatory Agency

The Ministry of Communications and Transportation has announced that it intends to establish a new regulatory agency.  This new agency is expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector.  The proposal made in Mexico’s Congress in October 2007 to amend the Mexican Airport Law would establish such an agency.  However, this initiative has not been approved, and no date for the establishment of this new regulatory agency has been publicly announced.  Similarly, a recent bill in Mexico’s Congress proposes to establish a Federal Airport Services Commission. See “– Report of the Federal Competition Commission on Mexico’s Airports” further below in this section.

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

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process.  Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed.  In particular, the policy letter does not specify which parties should bear responsibility for the new screening process.  Although the Mexican Airport Law specifies that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process.  In addition, certain questions have been raised regarding the constitutionality of the new screening process (in particular with respect to searches of baggage outside the presence of their owners).  The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised.

The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items.  Although we will purchase and install the new baggage screening equipment in 2009, we will not operate the screening systems, because we believe this to be the responsibility of our airline customers under the Mexican Airport Law.  However, we would operate the screening systems once we reach a written agreement with our airline customers regarding the allocation of cost and responsibility.  If we are required to operate the new screening systems, our liability exposure could increase.  We expect to incur ongoing expenses to maintain the equipment we have purchased.

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

Each concession holder and any third party providing services at an airport is required to carry insurance in specified amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation.  To date, the Ministry of Communications and Transportation has not specified the required amounts of insurance.  We cannot provide assurance that we will not be required to obtain additional insurance once these amounts are specified.

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

Each master development program is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation.  Upon such approval, the master development program is deemed to constitute a part of the relevant concession.  Any major construction, renovation or expansion of an airport may only be made with the approval of the Ministry of Communications and Transportation, typically provided pursuant to a concession holder’s master development program. Information required to be presented in the master development program includes:

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

Our master development programs are approved by the Ministry of Communications and Transportation for periods of five years, as stated in our concessions.  We are required to comply with the five-year-period investment obligations under master development programs, and the Ministry of Communications and Transportation may apply sanctions if we do not so comply.  Recently the Ministry of Communications and Transportation has reviewed our compliance on an annual basis.  The Ministry of Communications and Transportation may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations.  The Ministry of Communications and Transportation has annually certified our compliance with our Master Development Program in the current five-year period of 2005-2009.

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

Regulated Revenues

The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of airport facilities by airlines and passengers and principally consist of a fee for each departing passenger, aircraft landing fees based on an aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from an aircraft to the terminal building, a security charge for each departing passenger and the leasing of space and access fees collected from third parties that provide complimentary services at our airports.

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation.  Under this price regulation system, the Ministry of Communications and Transportation establishes a maximum rate for each airport for every year in a five-year period.  The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenues sources.  Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo.  We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport.  Each year, the Ministry of Communications and Transportation certifies that our regulated revenues divided by workload units are below the established maximum rate for the period.  For the current five-year period from 2005 to 2009, the SCT has certified that we have not collected revenues in excess of the permitted levels for 2005, 2006 and 2007.  The SCT’s review of our maximum rates for 2008 is still pending.  Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

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

In 2008, approximately 79.1% of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates.

Our revenues from non-aeronautical services, including revenues that we earn from most commercial activities in our terminals, are not regulated under our maximum-rate price regulation system and are therefore not subject to a ceiling.  For a description of how we classify our revenues into aeronautical and non-aeronautical services, see “Item 5, Operating and Financial Review and Prospects – Classification of Revenues.”

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

Current Maximum Rates(1)

	Year ended December 31,
	2005	2006	2007	2008	2009
Guadalajara	96.39	95.67	94.95	94.24	93.53
Tijuana	76.88	76.30	75.73	75.17	74.61
Puerto Vallarta	117.70	116.82	115.94	115.07	114.20
Los Cabos	122.30	121.38	120.47	119.56	118.67
Hermosillo	83.72	83.08	82.47	81.84	81.24
Guanajuato	111.05	110.21	109.39	108.57	107.75
La Paz	110.85	110.02	109.19	108.38	107.57
Morelia	123.22	122.30	121.38	120.47	119.56
Mexicali	90.52	89.84	89.16	88.49	87.83
Aguascalientes	103.08	102.31	101.53	100.77	100.02
Los Mochis	105.88	105.09	104.30	103.51	102.74
Manzanillo	116.93	116.05	115.18	114.32	113.46

(1)	Expressed in constant pesos as of December 31, 2004 (applying the efficiency factor year over year).

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

Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates.  We prepare a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate.  The maximum rates ultimately established by the Ministry of Communications and Transportation historically have resulted from a negotiation between the Ministry of Communications and Transportation and us regarding these variables.  Once the maximum rates are established, they must be adjusted each year by the efficiency factor and the IPP (Producer Price Index) less petroleum.

The concessions provide that each airport’s reference values and discount rate and the other variables used in calculating the maximum rates do not in any manner represent an undertaking by the Ministry of Communications and Transportation or the Mexican government as to the profitability of any concession holder.  Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we are able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five -year period, we are not entitled to any adjustment to compensate for any shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On January 1, 2009, the daily minimum wage in Mexico City was Ps. 54.80.  As a result, the maximum penalty at such date could have been Ps. 2.7 million (U.S.$ 195,199) per airport.

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

According to the Mexican National Assets Law, the surface area of our airports and improvements on such space are government-owned assets.  A concession concerning government-owned assets may be “rescued,” or revert to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest.  In exchange, the Mexican government is required to pay compensation as determined by expert appraisers.  Following a declaration of reversion (rescate), the assets that were subject to the concession are automatically returned to the Mexican government.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession.  Such sanction may be duplicated in the event of reiterative failures to comply.  On January 1, 2009, the daily minimum wage in Mexico City was Ps. 54.80.  As a result, the maximum penalty at such date was Ps. 11.0 million (U.S.$ 0.8 million) for an individual failure to comply.

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

Grants of New Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports.  Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities.  The Federal Competition Commission has the power, under certain circumstances, to prohibit a party from bidding and to cancel an award after the process has concluded.  In addition, the government may grant concessions without a public bidding process to the following entities:

•
any person who holds a permit to operate a civil aerodrome and intends to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous five years and (iii) the permit holder complies with all requirements of the concession;

•
a current concession holder when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession;

•	a current concession holder when it is in the public interest for its airport to be relocated;

•	entities in the federal public administration; and

•	commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.

Environmental Regulation

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment.  The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y Protección Ambiental, or the General Environmental Law) and its regulations, which are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and enforced by the Ministry’s enforcement branch, the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos, or the Law on Waste), which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, (Comisión Nacional del Agua), also a branch of the Ministry of the Environment and Natural Resources.

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, noise control, hazardous waste, environmental audits and natural protected areas.  The General Environmental Law also regulates, among other things, vibrations, thermal energy, soil contamination and visual pollution, although the Mexican government has not yet issued enforceable regulation on the majority of these matters.  The General Environmental Law also provides that companies that contaminate soils are responsible for their clean-up.  Further, according to the Law on Waste, which was enacted in January 2004, owners and/or possessors of property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject.  Restrictions on the transfer of contaminated sites also exist.  The Law on Waste also regulates the generation, handling and final disposal of hazardous waste.

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

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters.  As of December 31, 2008, Mexican Official Norms on soil contamination and waste management were in the process of being developed.  Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

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

The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits at, and has issued compliance certificates for, all of our airports other than Guadalajara and Los Cabos.  These certificates, which are known as Environmental Compliance Certificates (Certificados de Cumplimiento Ambiental) certify compliance with applicable Mexican environmental laws, regulations and applicable Mexican Official Norms and must be renewed periodically.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above.  Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with applicable environmental laws and with its agreements with Mexican environmental authorities.  Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities.  For further information regarding these liabilities, see Note 20.d to our audited consolidated financial statements.

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

Report of the Federal Competition Commission on Mexico’s Airports

On October 1, 2007, the Chairman of Federal Competition Commission (Comisión Federal de Competencia, or the Competition Commission) released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports.  The report alleged that, between 2001 and 2007, operating income (expressed as a percentage of total revenues) of Mexican airports was relatively high when compared with a sample of fifty international airports.  In addition, the report suggested that aeronautical services charges at Mexican airports were more expensive than at most of the fifty comparison airports.  The report also claimed that operating income at Mexican airports had increased principally as a result of increased passenger traffic, rather than increases in operating efficiency.  To that end, the Competition Commission Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:

•	make economic efficiency a basis of tariff regulation for new concessions;

•	include commercial services income as one of the factors in determining tariffs for new concessions;

•	strengthen the independence of the regulatory agency, and increase the transparency of airport regulation;

•	promote greater efficiency in scheduling at saturated airports;

•	promote greater competition between airports;

•	eliminate the Mexican Airport and Auxiliary Services Agency’s, or ASA, role as exclusive fuel service provider;

•	eliminate barriers to entry for taxi providers at airports; and

•	be mindful of vertical integration among airports and airlines.

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared.  We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Sureste and Grupo Aeroportuario del Centro Norte, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report, and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector.  In addition, initiatives have been introduced in the Mexican Congress to make certain reforms to the Mexican Airports Law that, if enacted, could have a material adverse effect on us.  A leading initiative currently being considered would (i) shift the focus of current regulation from airlines to airports and (ii) set up a new regulatory authority specifically for airports, the Federal Airport Services Commission, transferring to this authority the power to negotiate our Master Development Programs and maximum rates.  As of June 29, 2009, no such regulatory changes had been enacted. Although we do not expect that the Competition Commission Chairman’s report or the congressional initiative will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future.  See “Item 3, Risk Factors – Risks Related to the Regulation of Our Business.”

ORGANIZATIONAL STRUCTURE

The following table sets forth our subsidiaries as of December 31, 2008.

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events.  We also maintain general liability insurance, but do not maintain business interruption insurance.  Among other insurance policies, we carry a Ps. 500 million insurance policy covering damages to our property and a U.S.$ 150 million policy covering personal and property damages to third parties, in each case applicable only to damages resulting from certain terrorist acts.  We also carry a general Ps. 2.25 billion insurance policy covering damage to our assets and infrastructure and a U.S.$ 500 million insurance policy covering personal and property damages to third parties.

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

Our audited consolidated financial statements have been prepared in accordance with MFRS, which differ in certain respects from U.S. GAAP.  See Note 26 to our audited consolidated financial statements for a description of the principal differences between MFRS and U.S. GAAP as they relate to us.

Overview

We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government.  The substantial majority of our revenues is derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers.  For example, approximately 79.1% of our total revenues in 2008 were earned from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation.  The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport.  Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenues from non-aeronautical activities, which principally relate to the commercial activities carried out at our airports such as the leasing of space to restaurants and retailers.  Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation.  Thus, our non-aeronautical revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports.  While we believe aeronautical revenues will continue to represent a substantial majority of our future total revenues, we anticipate that the future growth of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues.  As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports.  Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to non-aeronautical businesses at our airports previously or currently operated by third parties.  Also see “Item 4, Business Overview – Our Sources of Revenues – Non-aeronautical Services – Recent Expansion and Development of Commercial Areas.”

Our airports have experienced increased levels of competition and we expect this trend to continue for the foreseeable future.  Traffic at our airports may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancún and Acapulco, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America.  In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports.  See “Item 3, Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Risk Factors – Risks Related to Our Operations – The Mexican government could grant new concessions that compete with our airports” for more information.

Recent Developments

We have been faced with significant challenges over the past year as a result of recent events, the most significant of which we describe in further detail below.  We expect to continue facing a challenging business environment as these global economic and security-related uncertainties are likely to persist for the foreseeable future.

Influenza A/H1N1

On March 18, 2009, the Mexican government reported its first case of Influenza A/H1N1.  This case occurred in the state of Veracruz.  On April 25, the Mexican government declared a state of emergency, closing schools and giving the government various powers to contain the epidemic.  Using these powers, the government cancelled nearly all public events and closed most museums and tourist attractions from April 24 to May 5, 2009.

On April 27, 2009, the health commissioner of the European Union, as well as the governments of the United States, Great Britain and France urged travelers to avoid non-essential travel to Mexico, and the British government urged citizens then in Mexico to consider leaving.  All of these advisories had been lifted as of May 15, 2009.  In addition, Argentina, Cuba, Ecuador and Peru imposed restrictions or bans on flights to and from Mexico; all had lifted their restrictions as of June 1, 2009. A number of other countries and businesses have imposed restrictions on travelers departing to or arriving from Mexico, and on products and cargo originating in Mexico.

During the months of April and May 2009, total terminal passenger traffic levels declined by 10.4% and 36.6%, respectively, when compared to the months of April and May 2008.  We do not know to what extent this decline was directly caused by the Influenza A/H1N1 epidemic vis-à-vis other likely contributing factors such as the current global recession.  Although we are unable to determine the full effect of the Influenza A/H1N1 outbreak on travel to our airports thus far, we expect that it has resulted and will continue to result in substantial declines in revenues from domestic and international passengers as well as cargo traffic until the public perceives that the outbreak has abated and travel restrictions have been lifted.

In connection with the Influenza A/H1N1 outbreak, we have also been required by the Mexican authorities to undertake certain safety measures at our airports to prevent the further spread of Influenza A/H1N1, which may increase our cost of operation.  For example, since late April 2009 we have worked closely with the Ministry of Communications and Transportation and the Federal Health Department to establish passenger screening programs at our airports, including the systematic examination of passengers prior to boarding and verification of their body temperature with thermal measurement equipment.

Economic Downturn

The U.S. and Mexican economies are currently in a recession.  In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively, and in the first quarter of 2009, continued to decline by 5.7%.  Likewise, according to INEGI, the Mexican gross domestic product decreased at an annualized rate of 1.6% during the fourth quarter of 2008, and an additional 8.2% in the first quarter of 2009.  The air travel industry and, as a consequence, our results of operations are substantially influenced by economic conditions where the passengers that pass through our airports reside or transact business.  In 2008, approximately 91.1% of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 24.1% of our revenues in 2008 were derived from passengers charges imposed on passengers departing from or arriving in the United States.  Similarly, in 2008, approximately 65.7% of our passengers traveled on domestic flights, and approximately 37.6% of our revenues in 2008 were derived from domestic passenger charges.

Depreciation in the Peso

From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008 to 14.21 pesos per U.S. dollar on March 31, 2009.  This depreciation generally has positively affected our business.

International passengers and international flights pay tariffs denominated in U.S. dollars.  However, these international passenger charges tariffs are generally paid in Mexican pesos and were collected in a period between 78 to 88 days and 75 to 86 days following the date of each flight during 2007 and 2008, respectively.  Thus, the recent depreciation in the Peso contributed to an increase in international aeronautical revenues paid in Mexican pesos as well as commercial revenues derived from lease agreements denominated in U.S. dollars. However, a significant depreciation of the peso during the last two months any year could result in our exceeding our maximum rates, which would be a violation of our concession.  The imposition of sanctions for exceeding an airport’s maximum rate can result in termination of the concession if maximum rates have been exceeded, and sanctions have been imposed, at least three times.  We set our dollar-denominated tariffs so as to avoid exceeding our maximum rates, and to date, the depreciation in the peso has not caused us to exceed our maximum rates or required us to issue discounts to avoid exceeding our maximum rates.  We cannot provide assurance that the peso will not depreciate more rapidly, or that we will be able to successfully continue to set our rates so as to avoid exceeding our maximum rates.

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

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the years indicated.

	Year ended December 31,
	2006		2007		2008

Change in Mexican gross domestic product(1)		4.8%		3.3%		1.3%
Change in Mexican Consumer Price Index(2)		4.0%		3.8%		6.5%
Domestic terminal passengers(6)		12,476.8		15,736.7		14,618.5
International terminal passengers(6)		8,037.3		7,828.4		7,633.3
Total terminal passengers(6)		20,514.1		23,565.1		22,251.8
Cargo units(3)		1,606.0		1,608.2		1,460.2
Total workload units(3)		22,120.1		25,173.3		23,712.0
Change in total terminal passengers(4)		7.2%		14.9%		(5.6)%
Change in workload units(4)		7.5%		13.8%		(5.8)%
Aeronautical revenues(5)	Ps.	2,480.2	Ps.	2,812.9	Ps.	2,762.2
Change in aeronautical revenues(4)		8.7%		13.4%		(1.8)%
Aeronautical revenues per workload unit	Ps.	112.1	Ps.	111.7	Ps.	116.5
Change in aeronautical revenues per workload unit(3)(4)		1.2%		(0.3)%		4.3%
Non-aeronautical revenues(5)	Ps.	566.0	Ps.	664.5	Ps.	728.6
Change in non-aeronautical revenues(4)		9.6%		17.4%		9.7%
Non-aeronautical revenues per terminal passenger	Ps.	27.6	Ps.	28.2	Ps.	32.7
Change in non-aeronautical revenues per terminal passenger (4)		2.2%		2.2%		16.0%

(1)	In real terms, as reported by the Mexican National Institute of Statistics.
(2)	As reported by the Mexican Central Bank.
(3)
In thousands.  One cargo unit is equivalent to 100 kilograms of cargo.  Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.

(4)	In each case, as compared to the previous period.
(5)	In millions of pesos.
(6)	In thousands.

In 2008, we had 22.3 million terminal passengers (14.6 million domestic and 7.7 million international), of which 129.9 thousand were on general aviation flights, and an additional 606.3 thousand were transit passengers.  Approximately 35.6% of our transit passengers are handled at Guadalajara International Airport.

Classification of Revenues

We classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services.  Historically, a substantial majority of our revenues have been derived from aeronautical services.  For example, in 2006, 2007 and 2008, 81.4%, 80.9% and 79.1%, respectively, of our revenues were derived from aeronautical services and the remainder of our revenues was derived from non-aeronautical services.

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

For a detailed description of the components of our aeronautical and non-aeronautical revenues categories, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues.”

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms of cargo) that we may earn at that airport from aeronautical services.  See “Item 4, Regulatory Framework – Aeronautical Services Regulation” for a description of our maximum rates and the rate-setting procedures for future periods.  The maximum rates for our airports have been determined for each year through December 31, 2009.

The following table sets forth our revenues from aeronautical services for the years indicated.

Aeronautical Revenues

	Year ended December 31,
	2006			2007			2008
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	1,984.1	80.0%	Ps.	2,339.1	83.2%	Ps.	2,278.3	82.5%
Aircraft landing charges		152.1	6.1		136.2	4.8		146.7	5.3
Aircraft parking charges		132.3	5.3		115.2	4.1		127.0	4.6
Airport security charges		34.4	1.4		39.4	1.4		37.9	1.4
Passenger walkway charges		27.5	1.1		23.3	0.8		18.2	0.6
Leasing of space to airlines		102.2	4.1		107.7	3.8		106.8	3.9
Revenues from complementary service providers(1)		47.6	2.0		52.0	1.9		47.3	1.7
Total Aeronautical Revenues	Ps.	2,480.2	100.0%	Ps.	2,812.9	100.0%	Ps.	2,762.2	100.0%

Other Information:
Total workload units(2)		22.1			25.2			23.7
Total aeronautical revenues per workload unit	Ps.	112.1		Ps.	111.7		Ps.	116.5
Change in aeronautical revenues(3)			8.7%			13.4%			(1.8)%
Change in total aeronautical revenues per workload unit(3)			1.2%			(0.3)%			4.3%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo.
(3)	In each case, as compared to the previous year.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate at that airport for that year.  The specific prices we charge for regulated services are determined based on various factors, including projections of passenger traffic volumes, capital expenditures estimated under our master development programs, the Mexican Producer Price Index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers.  Under the relevant agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in any future agreements.  In 2006, 2007 and 2008, passenger charges represented 80.0%, 83.2% and 82.5%, respectively, of our aeronautical services revenues and 65.1%, 67.3% and 65.3%, respectively, of our total revenues.

Historically, we have set the prices we charge for regulated services at each airport in order to come as close as possible to the maximum rates we are allowed to charge for that airport in any given year, and we expect to continue to pursue this pricing strategy in the future.  In December 2004, the Ministry of Communications and Transportation established new maximum rates applicable to our airports for the period from January 1, 2005 through December 31, 2009 that are higher than the maximum rates that were applicable to our airports for the prior five-year period.  There can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future.  For a discussion of risks relating to our ability to set specific prices, see “Item 3, Risk Factors – Risks Related to Our Operations – The principal domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future and  – The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.”

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

Revenues from passenger charges have fluctuated in recent periods at our Tijuana International Airport and our Mexicali International Airport, as more passengers traveling to the United States have alternated between these airports and other alternative airports, such as our Guadalajara, Guanajuato and Aguascalientes International Airports.  In 2006, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport increased 9.2% and declined 3.8%, respectively, as compared to 2005.  In 2007, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport increased by 29.0% and 30.1%, respectively, as compared to 2006.  In 2008, passengers paying passenger charges at our Tijuana International Airport and our Mexicali International Airport decreased by 14.4% and 9.6%, respectively, as compared to 2007.  Passenger traffic volumes at both our Tijuana International Airport and our Mexicali International Airport principally reflect border-crossing volumes near each of these airports.  Many of the passengers using our Tijuana International Airport and our Mexicali International Airport are traveling to and from the United States, and, among other factors, delays at the San Diego-Tijuana or the Calexico-Mexicali border crossing, have caused travelers to use other routes to enter and leave the United States.  We believe many travelers have elected to take direct flights to or from the United States from our Aguascalientes, Guanajuato and Guadalajara International Airports.

The following table sets forth the number of passengers paying passenger charges for the years indicated.  We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2006		2007		2008
	Amount	% change	Amount	% change	Amount	% change
	(in thousands, except percentages)

Guadalajara	3,036.5	13.2%	3,447.9	13.5%	3,332.2	(3.4)%
Tijuana	1,681.3	9.2	2,168.3	29.0	1,857.0	(14.4)
Puerto Vallarta	1,460.0	8.1	1,535.7	5.2	1,610.5	4.9
Los Cabos	1,342.9	10.2	1,426.0	6.2	1,463.4	2.6
Hermosillo	421.3	1.2	513.7	21.9	489.2	(4.8)
Guanajuato	561.0	3.5	620.3	10.6	532.6	(14.1)
La Paz	223.0	4.1	309.6	38.8	254.7	(17.7)
Morelia	293.5	(11.0)	295.5	0.7	254.7	(13.8)
Mexicali	201.4	(3.8)	262.0	30.1	236.8	(9.6)
Aguascalientes	189.1	11.7	227.5	20.3	206.7	(9.1)
Los Mochis	96.3	9.9	134.1	39.2	101.1	(24.6)
Manzanillo	113.1	(2.6)	120.5	6.5	106.1	(12.0)
Total	9,619.4	8.4%	11,061.1	15.0%	10,445.0	(5.6)%

Non-aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services.  However, the contribution to our total revenues from non-aeronautical services has increased recently, from 18.6% in 2006 to 20.9% in 2008, reflecting our business strategy of developing our commercial activities.  During this period, our non-aeronautical revenues per terminal passenger increased, from Ps. 27.6 in 2006 to Ps. 32.7 in 2008.  Our revenues from non-aeronautical services are principally derived from commercial activities.  None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

The following table sets forth our revenues from non-aeronautical activities for the years indicated.

Non-aeronautical Revenues

	Year ended December 31,
	2006			2007			2008
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Commercial activities:
Car parking charges	Ps.	113.6	20.1%	Ps.	134.9	20.3%	Ps.	161.5	22.2%
Leasing of space(1)		80.0	14.1		101.2	15.2		104.2	14.3
Car rentals		53.8	9.5		60.2	9.1		64.8	8.9
Food and beverage operations		56.5	10.0		66.8	10.1		73.4	10.1
Retail operations		60.7	10.7		69.0	10.4		73.2	10.0
Duty-free operations		48.8	8.6		55.2	8.3		60.8	8.3
Advertising		31.6	5.6		37.2	5.6		46.4	6.4
Communications		12.3	2.2		10.3	1.5		10.1	1.4
Financial services		6.8	1.2		6.6	1.0		9.0	1.2
Time-sharing		48.8	8.6		71.9	10.8		73.6	10.1
Other		30.4	5.4		27.9	4.2		25.9	3.6
Total commercial activities		543.3	96.0		641.2	96.5		702.9	96.5
Recovery of costs(2)		22.7	4.0		23.3	3.5		25.7	3.5
Total Non-aeronautical Revenues	Ps.	566.0	100.0%	Ps.	664.5	100.0%	Ps.	728.6	100.0%

Other Information:
Total terminal passengers(3)		20.5			23.6			22.3
Non-aeronautical revenues per terminal passenger	Ps.	27.6		Ps.	28.2		Ps.	32.7
Change in non-aeronautical revenues per terminal passenger(4)			2.2%			2.2%			16.0%
Car parking charges per terminal passenger	Ps.	5.5		Ps.	5.7		Ps.	7.2
Change in car parking charges per terminal passenger(4)			(1.7)%			3.6%			26.3%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.
(3)	In millions.
(4)	In each case, as compared to the previous year.

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

Leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do.  In 2008, revenues from non-aeronautical services in our airports accounted for 20.1% of the total revenues generated by our airports.  In contrast, we believe that revenues from commercial activities account for up to 40% or more of the consolidated revenues of many leading privatized airports.  While we believe that aeronautical revenues will continue to represent a substantial majority of our future revenues, we anticipate that the future growth rate of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues.  In recent years, non-aeronautical revenues per terminal passenger have increased 18.5% (from Ps. 27.6 in 2006 to Ps. 32.7 in 2008), while our cost of services per workload unit has increased 17.2% (Ps. 34.3 in 2006, as compared to Ps. 40.2 in 2008), resulting in non-aeronautical services contributing increasingly to our results of operations.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2006		2007			2008
	Amount		Amount		% change	Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	323.1	Ps.	351.7	8.8%	Ps.	363.4	3.3%
Maintenance		127.4		142.4	11.8		165.6	16.3
Safety, security and insurance		102.7		106.2	3.4		111.0	4.5
Utilities		85.4		90.3	5.7		113.1	25.2
Other		121.1		148.5	22.6		199.7	34.5
Total cost of services		759.7		839.1	10.5		952.8	13.5
Technical assistance fees		109.3		125.9	15.2		118.2	(6.1)
Concession taxes		151.3		172.8	14.2		173.5	0.4
Depreciation and amortization:
Depreciation(1)		94.0		81.3	(13.5)		87.2	7.3
Amortization(2)		650.1		672.8	3.5		711.0	5.7
Total depreciation and amortization		744.1		754.1	1.3		798.2	5.8

Total operating costs	Ps.	1,764.5	Ps.	1,892.0	7.2%	Ps.	2,042.7	8.0%

Other Information:
Total workload units(3)		22,120.1		25,173.3	13.8%		23,712.0	(5.8)%
Cost of services per workload unit		34.3		33.3	(2.9)%		40.2	20.7%
Cost of services margin(4)		24.9%		24.1%			27.3%

(1)
Reflects depreciation of fixed assets.  On January 1, 2008, we adopted International Financial Reporting Interpretations Committee 12 (“IFRIC 12”) , Service Concession Arrangements with regards to the accounting for our concessions, as supplemental guidance under MFRS.  The adoption of IFRIC 12 resulted in the reclassification of improvements to concessioned assets from the fixed assets line item to a separate intangible asset caption in the consolidated balance sheet.  Accordingly, while total depreciation and amortization expense remained the same, their proportions changed slightly as improvements are now considered amortized rather than depreciated.  Because this change was made retrospectively as required by IFRIC 12, the separate amounts of depreciation and amortization do not correspond with what was originally reported in our prior annual report on Form 20-F.

(2)
Reflects amortization of our improvements of concession assets, concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).  See footnote 1 above with respect to the adoption of IFRIC 12.

(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms of cargo.
(4)	Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and various other operating costs.  In recent years, our cost of services per workload unit has increased  from Ps. 34.3 in 2006 to Ps. 40.2 in 2008.  Despite strict services controls, a reduction in passenger traffic unfavorably affected our cost per workload unit.  As a result, our operating margins (defined as income from operations divided by total revenues) decreased by 60 basis points from 42.1% in 2006 to 41.5% in 2008.

Technical Assistance Fee and Concession Tax

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee.  This agreement is more fully described in Item 7 hereof.  The technical assistance fee for each of 2000 and 2001 was fixed at U.S.$ 7.0 million (adjusted annually for U.S. inflation since August 25, 2000).  Subsequent to January 1, 2002, the fee has been equal to the greater of U.S.$ 4.0 million (adjusted annually for U.S. inflation since August 25, 2000) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS).

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

Depreciation and Amortization

Our depreciation and amortization expenses reflect primarily the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us.  In addition, we amortize the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs.  Moreover, in 2006, 2007 and 2008, we wrote off the remaining balance of certain additions to and construction upon facilities carried out since the beginning of our concession, as they were replaced with new investments as required under the master development program.  The amounts of these effects were Ps. 35.8, Ps. 10.9 and Ps. 8.3 million, respectively.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis.  Through 2007, Mexican companies were generally required to pay the greater of their income tax liability (determined at a rate of 29% for 2006, 28% for thereafter) or their asset tax liability (determined at a rate of 1.8% – until December 2006 and 1.25% in 2007 – of the average tax value of virtually all of their assets including, in our case, our concessions), less the average tax value of certain liabilities (through December 2006; beginning in 2007, no liabilities are deducted). Beginning January 1, 2008, Mexican companies must pay the greater of their income tax liability or a new business flat rate tax discussed below, which replaced the asset tax.  Due to changes in the tax legislation, effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.50% or 0.25% of taxable income.  If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years.  In addition, any required payment of asset tax is creditable against the excess of income tax over asset tax of the following ten years.  Mexican companies were exempt from the asset tax during the first three full fiscal years following the commencement of operations (which in our case occurred on November 1, 1998).  Accordingly, we were exempt from the asset tax until December 31, 2001.

In 2006 and 2007, we and our subsidiaries paid an aggregate of Ps. 125.9 million, and Ps. 81.9 million, respectively, in asset taxes.  The Asset Tax Law was repealed effective January 1, 2008.  As a result of changes in the Mexican tax law, the asset tax balance may be recovered through rebates over the following ten years of up to 10% of the total asset tax paid out and pending recovery, provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the three previous years, whichever is lower, when the income tax exceeds asset tax in any of those years.

On October 1, 2007, a new flat rate business tax (Impuesto Empresarial a Tasa Única, or IETU) was approved by the Mexican government and became effective as of January 1, 2008.

In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008.  This law, which eliminated the asset tax and replaced it with the IETU, applies to individuals and companies with permanent establishment in Mexico.  Such individuals and companies are required to pay the greater of the IETU or the income tax.  IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter to an income determined based on cash flows.  This income is determined by decreasing authorized deductions (excluding wages, social security contributions and certain investment expenditures) from total income earned from taxable activities.  IETU tax credits are deducted according to procedures established in the IETU tax law.

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

Our effective tax rates in 2004, 2005, 2006, 2007 and 2008 were 56%, 41%, 29%, 17% and 8%, respectively.  Our relatively high effective tax rates prior to 2006 were generally the result of the valuation allowance we recorded each year against asset tax amounts that we did not expect to recover.  The decline in our effective tax rate in 2006 was principally due to the favorable final resolution of, and partial refund in connection with, our tax claims in respect of the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports that produced an adjustment reversing valuation allowances we took for those airports during 2002, 2003, 2004 and 2005 (such adjustment in aggregate equal to Ps. 144.8 million), offset by the valuation allowance for asset tax relating to the rest of our airports. Our effective tax rate in 2007 declined year on year principally due to i) a smaller valuation allowance for asset tax relative to 2006 and ii) the enactment of IETU which reduced the valuation allowance for recoverable tax on assets paid in previous years to Ps. 354.9 million, mainly for our Tijuana airport.  In 2008, our effective tax rate of 8% was significantly lower than the Mexican corporate tax rate of 28% solely due to the changes in NIF B-10, “Effects of Inflation”, which resulted in discontinuing recognizing the effects of inflation in our financial statements beginning 2008, while the corresponding tax values of assets and liabilities continue to be adjusted for inflation.  This new accounting treatment resulted in a discrepancy between the tax basis and accounting basis of our assets and liabilities, making the tax basis significantly higher than the accounting basis that generated an increase in the deferred income tax asset.  We paid Ps. 476.5 million in corporate tax in 2008, representing 28% of our earnings before taxes.

As a result of the enactment of IETU, the Company now has ten years, beginning in 2008 to recover existing asset tax credit carryforwards.  The IETU Law also established a mechanism to recover existing asset tax credit carryforwards that ultimately benefited the Company.  Based on these changes which resulted in the Company’s ability to recover tax on assets that was previously determined to be unrecoverable, coupled with the Company’s financial projections from 2008 to 2017, in 2007, the Company recognized a significant decrease of the valuation allowance of recoverable tax on assets paid in previous years for Ps. 354.9 million.  This reserve was increased slightly in 2008 to Ps. 79.1 million, based on revised financial projections from 2009 to 2017 coupled with actual results in 2008 with respect to certain of our airports.

On January 1, 1999, we became subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo).  Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2006	2007	2008

Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	1.7%	1.0%	26.7%
Mexican inflation rate(2)	4.0%	3.8%	6.5%
U.S. inflation rate(3)	2.5%	4.1%	0.1%
Increase in Mexican gross domestic product(4)	4.8%	3.3%	1.3%

(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de México, the Mexican Central Bank, at the end of each period, which were as follows:  Ps. 10.8116 per U.S. dollar as of December 31, 2006, Ps. 10.9157 per U.S. dollar as of December 31, 2007 and Ps. 13.8320 per U.S. dollar as of December 31, 2008.

(2)
Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de México.  The Mexican consumer price index at year end was:  121.015 in 2006, 125.564 in 2007 and 133.761 in 2008.

(3)	As reported by the U.S. Department of Labor, Bureau of Statistics.
(4)	In real terms, as reported by the Mexican National Institute of Statistics as of February 20, 2009.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•
Depreciation and amortization expense.  Through 2007, we restated our non-monetary assets to give effect to inflation.  The restatement of these assets in periods of high inflation increased the carrying value of these assets in pesos, which in turn increased the related depreciation expense and risk of impairments.  Our airport concessions are being amortized on a straight-line basis over the life of the concession and rights acquired.

•
Passenger charges.  Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos.  Because, through 2007, MFRS required Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeded the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period was higher than those of the current period.  This effect may occur despite the fact that the amount of such revenues in dollar terms may have been greater in the current period.

•
Comprehensive financing result.  As required by MFRS, our comprehensive financing result reflects gains or losses from foreign exchange, gains or losses from monetary position (through 2007) and gains and losses from interest.  As a result, it is impacted by currency depreciation.

•
Maximum rates in pesos.  Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  During 2007 and 2008, we collected passenger charges from airlines within 78 to 88 days and 75 to 86 days, respectively, following the date of each flight.  We intend to charge prices that are as close as possible to the maximum rates that we can charge.  Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions if it is repeated and sanctioned by the Ministry of Communications and Transportation at least three times.  In the event that any one of our concessions is terminated, our other concessions may also be terminated.  In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In accordance with the new NIF B-10, “Effects of Inflation,” since the cumulative inflation in Mexico measured by the Mexican Consumer Price Index in the three-year period ended December 31, 2007 was below 26%, we ceased recognizing the effects of inflation in our financial statements for the fiscal year beginning January 1, 2008.

Results of operations by Airport

The following table sets forth our results of operations for the years indicated for each of our principal airports.

Airport Results of Operations

	Airport Operating Results
	Year ended December 31,
	2006		2007		2008
	(millions of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	809.3	Ps.	930.1	Ps.	930.6
Non-aeronautical services		201.3		232.9		233.2
Total revenues		1,010.6		1,163.0		1,163.8
Operating costs		533.4		538.8		588.5
Costs of services		281.2		298.1		345.0
Depreciation and amortization		252.2		240.7		243.5
Income from operations		477.2		624.2		575.3
Operating margin(1)		47.2%		53.7%		49.4%
Tijuana:
Revenues:
Aeronautical services	Ps.	342.0	Ps.	424.3	Ps.	368.4
Non-aeronautical services		46.4		53.5		96.8
Total revenues		388.4		477.8		465.2
Operating costs		286.8		304.9		322.5
Costs of services		152.0		168.4		185.5
Depreciation and amortization		134.8		136.5		137.0
Income from operations		101.6		172.9		142.7
Operating margin(1)		26.2%		36.2%		30.7%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	397.6	Ps.	418.0	Ps.	454.1
Non-aeronautical services		86.8		110.5		131.1
Total revenues		484.4		528.5		585.2
Operating costs		227.7		245.7		285.4
Costs of services		129.2		144.1		175.3
Depreciation and amortization		98.5		101.6		110.1
Income from operations		256.7		282.8		299.8
Operating margin(1)		53.0%		53.5%		51.2%
Los Cabos:
Revenues:
Aeronautical services	Ps.	379.4	Ps.	403.6	Ps.	432.5
Non-aeronautical services		129.0		152.6		153.4
Total revenues		508.4		556.2		585.9
Operating costs		183.5		219.2		231.8
Costs of services		119.7		151.4		144.5
Depreciation and amortization		63.8		67.8		87.3
Income from operations		324.9		337.0		354.1
Operating margin(1)		63.9%		60.6%		60.4%
Hermosillo:
Revenues:
Aeronautical services	Ps.	115.7	Ps.	132.2	Ps.	132.3
Non-aeronautical services		22.4		24.1		24.2
Total revenues		138.1		156.3		156.5
Operating costs		101.6		110.0		119.6
Costs of services		63.7		70.6		78.5
Depreciation and amortization		37.9		40.4		41.1
Income from operations		36.5		45.3		36.9
Operating margin(1)		26.4%		29.0%		23.6%
Guanajuato:
Revenues:
Aeronautical services	Ps.	147.1	Ps.	160.7	Ps.	144.8
Non-aeronautical services		27.3		31.4		32.9
Total revenues		174.4		192.1		177.7
Operating costs		100.2		107.7		116.4
Costs of services		63.4		69.7		79.4
Depreciation and amortization		36.8		38.0		37.0
Income from operations		74.2		84.4		61.3
Operating margin(1)		42.5%		44.0%		34.5%
Other(2):
Revenues:
Aeronautical services	Ps.	289.1	Ps.	344.0	Ps.	299.5
Non-aeronautical services		52.8		59.4		57.0
Total revenues		341.9		403.4		356.5
Operating costs		331.3		365.1		391.3
Costs of services		216.6		241.3		269.3
Depreciation and amortization		114.7		123.8		122.0
Income from operations		10.6		38.3		(34.8)
Operating margin(1)		3.2%		9.5%		(9.8)%
Total(3):
Revenues:
Aeronautical services	Ps.	2,480.2	Ps.	2,812.9	Ps.	2,762.2
Non-aeronautical services		566.0		664.4		728.6
Total revenues		3,046.2		3,477.3		3,490.8
Operating costs		1,764.5		1,891.9		2,055.5
Costs of services		1,025.8		1,143.6		1,277.5
Depreciation and amortization		738.7		748.8		778.0
Income from operations		1,281.7		1,584.9		1,435.3
Operating margin(1)		42.1%		45.6%		41.1%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our airports located in Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo.
(3)	Total amount includes results from airport operating subsidiaries only.

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

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results
	Year ended December 31,
	2006		2007			2008
	Amount		Amount		% change	Amount		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	2,480,210	Ps.	2,812,869	13.4%	Ps.	2,762,198	(1.8)%
Non-aeronautical services		565,983		664,455	17.4		728,587	9.7
Total revenues		3,046,193		3,477,324	14.2		3,490,785	0.4
Operating costs:
Cost of services		759,747		839,119	10.4		952,729	13.5
Technical assistance fees		109,277		125,857	15.2		118,226	(6.1)
Concession taxes		151,333		172,846	14.2		173,533	0.4
Depreciation and amortization		744,137		754,097	1.3		798,251	5.9
Total operating costs		1,764,494		1,891,919	7.2		2,042,739	8.0
Income from operations		1,281,699		1,585,405	23.7		1,448,046	(8.7)
Net comprehensive financing income
Interest income, net		77,957		152,806	96.8		105,553	(30.9)
Exchange (loss) gain, net		5,551		(2,078)	(137.4)		92,402	(4,546.7)
Monetary position loss		(55,169)		(59,117)	7.2		0	(100.0)
Gain from embedded derivatives		1,850		5,732	154.7		16,923	195.2
Net comprehensive financing income		30,189		97,343	222.4		214,878	120.7
Other (expense) income		245		(2,352)	(1,060.0)		7,543	(420.7)
Income before income taxes		1,312,133		1,680,396	28.1		1,670,467	(0.6)
Income tax expense		384,108		277,577	(27.7)		129,625	(53.3)
Consolidated net income		928,025		1,402,819	51.2		1,540,842	9.8
Other operating data (unaudited):
Operating margin(1)		42.1%		45.6%			41.5%
Net margin(2)		30.5%		40.3%			44.1%
________________
(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007

Revenues

Total revenues for 2008 increased 0.4%, from Ps. 3,477.3 million in 2007 to Ps. 3,490.8 million in 2008.  This increase was mainly due to a 9.7% increase in non-aeronautical services revenues offset by a 1.8% decrease in aeronautical services revenues.

Aeronautical services revenues decreased 1.8%, from Ps. 2,812.9 million in 2007 to Ps. 2,762.2 million in 2008.  This decrease was due primarily to decreased revenues from passenger charges, which decreased Ps. 60.8 million, driven by a 5.6% decrease in total passenger traffic (representing 119.9% of the decrease in aeronautical services revenues, contributing a 450.4% decrease in total revenues).  However, this decrease was partially offset by the increase of Ps. 22.3 million in revenues from airplane landing and parking fees, an increase of 8.9% compared to 2007.  This was the result of a different mix of the incentives offered in 2008 when compared to 2007 to all airlines to attract new routes and frequencies to and from our airports.  As a result of the aforementioned and according to the concession agreements for the recognition of the effect of inflation and the application of the efficiency factor, both under the maximum tariff, aeronautical revenues per work load unit increased from Ps. 111.7 in 2007 to Ps. 116.5 in 2008.

Non-aeronautical services revenues for 2008 increased Ps. 64.1 million, or 9.7% compared to 2007.  This increase is mainly attributable to revenues derived from car parking services, which rose by Ps. 26.6 million, mainly due to the recovery of the parking facility in our Tijuana International airport that occurred in January 2008, revenues from advertising, which increased Ps. 9.2 million, revenues from the leasing of commercial spaces, which increased Ps. 7.2 million, revenues from the leasing of spaces to food and beverage vendors, which increased by Ps. 6.6 million, revenues from the leasing of spaces to duty-free stores, which increased by Ps. 5.6 million and revenues from the leasing of spaces to car rentals, which increased Ps. 4.6 million.  Overall revenue from non-aeronautical services per passenger during 2008 was Ps. 32.7, compared to Ps. 28.2 in 2007, an increase of 16.0%.

Operating Costs

Cost of Services

Cost of services for 2008 increased by Ps. 113.6 million, or 13.5%, from Ps. 839.1 million in 2007 to Ps. 952.7 million in 2008.  Of the total increase, 39.9% was due to a Ps. 45.3 million reserve for doubtful accounts relating to several airlines that discontinued operations in 2008 due to insolvency or suspension by the regulatory authorities.  The last airline to suspend or discontinue operations in Mexico that affected us negatively was Líneas Aéreas Allegro, S.A. de C.V., or Allegro, in 2003.  See “Item 4, Business Overview – Our Airports – Changes in Principal Airlines Operating at our Airports.”  The increase in cost of services was also due to a Ps. 23.2 million increase in the cost of airport maintenance (mainly in terminal, runway and parking facilities), increased utilities costs of Ps. 22.8 million, an increase in wages and salaries by approximately Ps. 15.8 million resulting primarily from a personnel restructuring and an increase in provisions for labor obligations and personnel benefits for Ps. 5.2 million.

Technical Assistance Fee and Concession Tax

The technical assistance fee decreased 6.1%, from Ps. 125.9 million in 2007 to Ps. 118.2 million in 2008.  This decrease was mainly due to a decrease in operating income, principally resulting from a Ps. 45.3 million increase in the reserve for doubtful accounts relating to several airlines that discontinued operations in 2008 due to insolvency or suspension by the regulatory authorities.  As mentioned above, the last airline to suspend or discontinue operations in Mexico was Allegro in 2003.  See “Item 4, Business Overview – Our Airports – Changes in Principal Airlines Operating at our Airports.” The decrease in the technical assistance fee was also due to the fact that operating costs and expenses grew in a greater proportion than total revenues in 2008.

As a result of increased revenues, government concession taxes increased by 0.4%, from Ps. 172.8 million in 2007 to Ps. 173.5 million in 2008.

Depreciation and Amortization

Depreciation and amortization increased 5.9%, from Ps. 754.1 million in 2007 to Ps. 798.2 million in 2008, mainly due to the increase in our infrastructure to fulfill the master development programs and our commitment to provide better services to our clients.  The concession’s amortization did not report any change.

Income from Operations

Operating income decreased 8.7%, from Ps. 1,585.4 million in 2007 to Ps. 1,448.0 million in 2008.

Our operating margin decreased 410 basis points, from 45.6% in 2007 to 41.5% in 2008, mainly due to a higher rate of increase in our operating expenses when compared to the increase in revenues.

The main airports that contributed to the decrease in income from operations for the year ended December 31, 2008 were Guadalajara (income from operations decreased 7.8%, from Ps. 624.2 million to Ps. 575.3 and the operating margin decreased 8.0%, from 53.7% to 49.4%), Tijuana (income from operations decreased 17.5%, from Ps. 172.9 million to Ps. 142.7 million and the operating margin decreased 15.2%, from 36.2% to 30.7%), Guanajuato (income from operations decreased 27.4%, from Ps. 84.4 million to Ps. 61.3 million and the operating margin decreased 21.6%, from 44.0% to 34.5%) and Hermosillo (income from operations decreased 18.5%, from Ps. 45.3 million to Ps. 36.9 million and the operating margin decreased 18.6% from 29.0% to 23.6%).  In the case of the Puerto Vallarta airport, although income from operations increased, the operating margin slightly decreased given the higher proportionate increase in operating costs.

Comprehensive Financing Result

The comprehensive financing result in 2008 increased by Ps. 117.6 million, or 120.7%, reaching an income of Ps. 214.9 million compared to the Ps. 97.3 million comprehensive financing result reported in 2007.  This increase resulted mainly from an exchange gain of Ps. 92.4 million in 2008, compared to an exchange loss of Ps. 2.1 million during the same period in 2007.  In addition, NIF B-10, which no longer permits the recognition of inflation, resulted in the Company not recognizing the effect on its monetary position for 2008, while in 2007 the Company had a monetary loss of Ps. 59.1 million. These benefits were offset by the decrease of Ps. 47.2 million in net interest income.

Income Taxes and Asset Tax

Income taxes for 2008 resulted in a expense of Ps. 129.6 million, which consists of the following: (a) current income tax expense for the year of Ps. 439.4 million, (b) an increase in the valuation allowance for the asset tax recovery of Ps. 79.1 million, stemming from revised financial projections at certain of our airports, (c) cancellation of recoverable income tax of Ps. 8.5 million all offset by a deferred income tax benefit of Ps. 397.4 million.  The effective tax rate for the Company decreased from 17% for 2007 to 8% in 2008 mainly due to inflationary effects recognized only for the tax basis of our assets and liabilities and no longer for the accounting values of our assets and liabilities.  Income tax decrease of 147.9 million was mainly driven by the aforementioned factors, as well as due to the 1.0% decrease in income before taxes.

Net Income

Net income increased Ps. 138.0 million, mainly due to the increase in comprehensive financing result of Ps. 117.5 million and a significant decrease in income tax expense of Ps. 148.0 million, partially offset by a decrease of Ps. 137.4 million in operating income.  The Company’s net income increased 9.8%, from Ps. 1,402.8 million in 2007 to Ps. 1,540.8 in 2008.  Net margin increased from 40.3% in 2007 to 44.1% in 2008, due to the aforementioned factors.

Results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006

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

Our operating margin increased 350 basis points, from 42.1% in 2006 to 45.6% in 2007, mainly due to our increase in revenues, offset by the increase in our operating expenses.

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

Comprehensive Financing Result

The comprehensive financing result in 2007 increased by Ps. 67.1 million, or 223.2%, reaching an income of Ps. 97.3 million compared to the Ps. 30.2 million comprehensive financing income reported in 2006.  This increase was derived from the interest gained on financial investments, which generated Ps. 26.4 million more than the previous year, but mainly due to recognizing Ps. 68.5 million in inflationary effects on recoverable asset tax that will be recovered according to the new IETU Tax Law.  These increases were offset by an interest expense of Ps. 20.1 million incurred in 2007 corresponding to the credit facility signed during the year for the financing of the master development program projects at the Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato Airports.

Income Taxes and Asset Tax

Income taxes for 2007 resulted in a charge of Ps. 277.6 million, which consists of the following: (a) taxes paid for the year of Ps. 492.9 million, (b) minus the benefit from the asset tax recovery of Ps. 286.4 million, stemming from the new Mexican Tax Law IETU, which became effective January 1, 2008, (c) plus cancellation of recoverable income tax of Ps. 42.8 million and d) plus deferred income tax of Ps. 28.3 million.  The effective tax rate for the Company decreased from 29.3% in 2006 to 16.5% for 2007.  This decrease was mainly driven by the aforementioned factors, as well as due to the 28.1% increase in income before taxes.

Net Income

Net income increased Ps. 474.8 million due to the improvement in operating results, previously mentioned, as well as due to the benefit in the comprehensive financing result.  The Company’s net income increased 51.2%, from Ps. 928.0 million in 2006 to Ps. 1,402.8 million in 2007.  Net margin increased from 30.5% in 2006 to 40.3% in 2007, due to the aforementioned factors.

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we had not incurred any significant indebtedness until 2007.  The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances.  In addition, in 2006, 2007 and 2008, we used Ps. 774.3 million, Ps. 1,171.6 million and Ps. 1,122.0, respectively, of our cash balances for the payment of dividends.

At December 31, 2007 and 2008, we had Ps. 1,666.1 million and Ps. 1,781.2 million, respectively, of cash, cash equivalents and financial investments held for trading purposes.  This increase was due in part to existing funds from a bank loan of Ps. 311.0 million (in connection with the credit agreement described below), which is expected to be used for capital expenditures in 2009.  We believe our working capital and resources expected to be generated from operations, in conjunction with the proceeds from the credit agreement described below, will continue to meet our present requirements.

We executed an unsecured peso-denominated credit agreement with Banamex on August 31, 2007, which provides financing in an amount of Ps. 1,214.0 million, which we expect to use to fund capital expenditures at our Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato international airports.  This amount was available for disbursement in three separate tranches as follows: (i) Ps. 600.0 million which was available on September 7, 2007, (ii) Ps. 344.0 million at any time prior to January 31, 2008, and (iii) Ps. 270.0 million at any time prior to January 31, 2009.

On September 7, 2007 and January 30, 2008, we borrowed the first two available tranches of Ps. 600.0 million and Ps. 344.0 million as follows: the Los Cabos airport borrowed Ps. 330.0 million and Ps. 273.0 million, the Puerto Vallarta airport borrowed Ps. 193.0 million and Ps. 26.0 million, the Hermosillo airport borrowed Ps. 44.0 million and Ps. 17.0 million, and the Guanajuato airport borrowed Ps. 33.0 million and Ps. 28.0 million, respectively.  In January 2009, we also borrowed Ps. 270 million under the third tranche as follows:  the Los Cabos airport borrowed Ps. 202.0 million, the Puerto Vallarta airport borrowed Ps. 8.0 million, the Hermosillo airport borrowed Ps. 41.0 million and the Guanajuato airport borrowed Ps. 19.0 million, respectively.  The borrowings mature in seven years from the date of the borrowing and bear a fixed interest rate of 8.52% on unpaid balances.  Interest payments and amortization of principal are required to be made in 28 consecutive quarterly payments.  We have been paying the amortization of principal and interest on each maturity date on each tranche.  We have to comply with the following covenants, among others: (i) limitation on the use of proceeds for the financing of capital expenditures and working capital, (ii) restriction on the incurrence of other debt by any subsidiary, (iii) prohibition on the merger of our Company (or any of its subsidiaries) with any other company, (iv) prohibition on the sale or transfer of assets in an amount greater than Ps. 1.0 million, without previous authorization from Banamex, (v) maintenance of certain financial ratios and (vi) prohibition of dividends in case the airports are unable to fulfill their obligations under the credit agreement.

In 2008, we generated Ps. 1,614.6 million from operating activities, principally reflecting income from operations after taking into consideration non-cash charges such as depreciation and amortization.  Income generated from operations was mainly used to make a dividend payment of Ps. 864.0 million on May, 12, 2008 and Ps. 258.0 million on October, 31, 2008, as well as to invest approximately Ps.  522.0 million in machinery and equipment and improvements to our airport facilities.

In 2007, we generated Ps. 2,020.2 million from operating activities, as compared to Ps. 1,525.5 million in 2006, principally reflecting income from operations discussed above after taking into consideration non-cash charges such as depreciation, amortization and deferred income tax.  Income generated from operations was mainly used to make a dividend payment of Ps. 837.7 million on May 18, 2007 and Ps. 333.9 on October 31, 2007, as well as to invest approximately Ps. 932.3 million in machinery and equipment and improvements to our airport facilities.

On January 25, 2006, we entered into a line of credit with a financial institution, which provides for the issuance of letters of credit up to an aggregate amount of Ps. 300 million in order to guarantee all amounts claimed by municipal authorities and referred to in Note 20.b to our audited consolidated financial statements.  Although no borrowings have been made against the line of credit, until the line of credit expires in 2009, our airports will be subject to certain financial covenants thereunder, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including airport concessions) and reserves for inflationary effects, in each case under MFRS) of at least Ps. 2,100 million, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letter of credit and (iii) earn consolidated annual EBITDA (as defined in the credit agreement) of at least Ps. 1,000 million.  On February 9, 2006, an irrevocable standby letter of credit was issued in respect of the Tijuana tax claim in the amount of Ps. 141.8 million (nominal pesos).  See  “Item 8, Legal Proceedings – Property tax claims by certain municipalities.”  The standby letter of credit was granted to the bond institution that issued the bond to municipal authorities in Tijuana in order to release the encumbrance described in Note 20.a to our audited consolidated financial statements.  On March 25, 2008, the Tijuana airport received an initial ruling declaring null and void the tax claim by the municipal authority but upholding the right of the municipal authorities to assess real estate taxes over commercial areas.  We filed a legal proceeding against the resolution but limited to the court’s decision to sustain the municipal authorities’ right to claim real estate taxes over the commercial areas.  Although this initial ruling is currently being appealed by us, we petitioned that the bond be refunded in the interim because the municipality did not appeal any matter in the resolution.  Accordingly, on February 7, 2009, the Company’s line of credit for the issuance of letters of credit was cancelled.

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

Historical Capital Expenditures by Airport

	Year ended December 31,
	2006		2007		2008(1)
	(thousands of pesos)
Guadalajara	Ps.	195,738	Ps.	238,682	Ps.	160,491
Tijuana		39,766		25,401		38,512
Puerto Vallarta		150,711		178,223		26,723
Los Cabos		151,507		318,842		181,211
Hermosillo		41,236		17,330		22,271
Guanajuato		13,507		11,637		20,942
La Paz		11,053		8,594		10,215
Morelia		17,552		2,164		8,040
Mexicali		26,659		12,256		19,499
Aguascalientes		5,696		22,147		6,948
Los Mochis		12,966		15,254		13,120
Manzanillo		23,287		8,323		8,608
Other		(23,919)		72,764		5,394
Total	Ps.	665,760	Ps.	931,617	Ps.	521,974
 ____________
(1)           As of December, 31, 2008, the Company invested Ps. 223,530 in capital expenditures, which at that date were unpaid.  Therefore, these figures do not reflect that investment.

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2006		2007		2008(1)
	(thousands of pesos)

Terminals	Ps.	171,931	Ps.	406,804	Ps.	138,161
Runways and aprons		270,980		276,597		312,754
Machinery and equipment		108,871		65,966		39,470
Other		113,978		182,250		31,589
Total	Ps.	665,760	Ps.	931,617	Ps.	521,974
 ____________
(1)	As of December, 31, 2008, the Company invested Ps. 223,530 in capital expenditures, which at that date were unpaid. Therefore, these figures do not reflect that investment.

Our capital expenditures from 2006 through 2008 were allocated to the following types of investments at the majority of our airports:

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

The following table sets forth our estimated committed investments for each airport for 2005 through 2009 under our master development programs.  These amounts are based on investment commitments approved by the Ministry of Communications and Transportation and have been adjusted by us to take into consideration increases in petroleum and steel prices since the Ministry’s approval.  We are required to comply with the investment obligations under these programs on a year-by-year basis.  For a discussion of the regulations applicable to our compliance with our master development programs, see “Item 4, Regulatory Framework – Master Development Programs.”

Estimated Committed Investments by Airport

	Year ended December 31,
	2005		2006		2007		2008		2009
	(thousands of pesos)(1)(2)(3)

Guadalajara	Ps.	221,029	Ps.	162,231	Ps.	182,321	Ps.	156,512	Ps.	26,719
Tijuana		73,242		29,178		24,668		51,270		58,659
Puerto Vallarta		190,673		102,525		157,102		29,395		19,774
Los Cabos		54,501		178,569		155,249		227,932		199,996
Hermosillo		51,656		44,820		14,578		22,912		47,906
Guanajuato		38,032		21,368		14,563		34,424		29,316
La Paz		40,906		20,359		9,119		13,903		20,637
Morelia		43,038		24,714		8,166		10,212		35,389
Mexicali		65,763		17,603		14,362		17,573		16,487
Aguascalientes		16,157		9,178		7,794		16,798		29,861
Los Mochis		16,308		11,630		8,682		14,687		11,216
Manzanillo		34,888		25,214		11,917		10,807		16,027
Total	Ps.	846,193	Ps.	647,389	Ps.	608,521	Ps.	606,425	Ps.	511,987
_____________________
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
_________________
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

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process.  Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed.  In particular, the policy letter does not specify which parties should bear responsibility for the new screening process.  Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process.  In addition, certain questions have been raised regarding the constitutionality of the new screening process.  The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised.

The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items.  Although we will purchase and install the new baggage screening equipment in 2009, we will not operate the screening systems, because we believe this to be the responsibility of our airline customers under the Mexican Airport Law.  However, we would operate the screening systems once we reach a written agreement with our airline costumers regarding the allocation of cost and responsibility.  If we are required to operate the new screening systems, our exposure to liability could increase.  We expect incur ongoing expenses to maintain the equipment we have purchased.

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

We expect to continue funding the majority of our operations in the short-term and long-term through cash flow from operations, although we have incurred indebtedness.  We have, and expect to continue to, allocate a majority of our investments for the period 2005 through 2009 to our five largest airports.  In particular, a portion of our investments is being dedicated to expanding and remodeling the Guadalajara, Puerto Vallarta and Los Cabos international airports terminals.

Critical Accounting Policies

We prepare our audited consolidated financial statements in conformity with MFRS.  As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements, (iii) recoverability of deferred tax assets as well as tax contingencies and (iv) certain reported amounts of revenues and expenses during the reporting period.  We base our estimates and judgments on our historical experience, on technical merits for tax positions, on financial projections and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities.  Our actual results may differ from these estimates under different assumptions or conditions.  We evaluate our estimates and judgments on an ongoing basis.  Our significant accounting policies are described in Note 3 to our audited consolidated financial statements.

We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Income Taxes

In conformity with NIF D-4, “Income Taxes,” of MFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities.  At December 31, 2008, we recorded, within the long-term deferred income tax asset, an estimated amount of recoverable asset tax paid, based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports.  As a result of changes in Mexican tax law, the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years.  Additionally, we have recorded a tax loss carryforward, expiring on 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes, La Paz, Morelia and Mexicali airports.  We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences.  If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Beginning October 2007, and according to Interpretation of Financial Reporting Standard 8, “Effects of the Business Flat Tax” (“INIF 8”), based on its financial projections from 2009-2012, the Company must determine whether it will incur regular income tax or the new Business Flat Tax, or IETU, and, accordingly, recognize deferred taxes based on the tax it expects to pay.

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

Principal Differences Between MFRS and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP.  See Note 26 to our audited consolidated financial statements for a discussion of these differences.  Consolidated net income under U.S. GAAP was Ps. 1,141.3 million, Ps. 1,756.8 million and Ps. 1,961.2 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The principal differences between MFRS and U.S. GAAP as they relate to us are the treatment of our investments in our concessions and the rights to use our airport facilities, the recognition of the fair value of embedded derivatives, the treatment of AMP’s portion of shares held in trust, which are forfeitable, the treatment of employee postretirement benefits and the effects of these adjustments on deferred income taxes.  Each of these differences affects both consolidated net income and stockholders’ equity.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2008.

	Payments due by period
Contractual Obligations	Total		Less than 1 year(4)		1-3 years		3-5 years		More than 5 years
	(in millions of pesos)

Master Development Programs (1)(5)	Ps.	512.0	Ps.	512.0	Ps.	N/A	Ps.	N/A	Ps.	N/A
Purchase Obligations (2)		452.6		61.4		192.3		198.9		0.0
Operating Lease Obligations (3)		38.9		7.6		18.7		12.6		0.0
Total	Ps.	1,003.5	Ps.	581.0	Ps.	211.0	Ps.	211.5	Ps.	N/A

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

(2)
Reflects a minimum fixed annual payment of U.S.$ 4.0 million required to be paid under our technical assistance agreement, assuming an average exchange rate of Ps. 14.15 per U.S. dollar and an annual U.S. inflation rate of 2.7%.  The amount ultimately to be paid in any year will depend on our profitability.

(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2009.
(5)
In the fifth year of the master development programs (2009), a negotiation will take place with the Ministry of Communications and Transportation to determine the new master development program commitments for the subsequent five-year period (2010-2014).

New Accounting Pronouncements

Our financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP.  Notes 25 and 26 to our audited consolidated financial statements discuss new accounting pronouncements under MFRS and U.S. GAAP that will come into effect in 2009.

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

Our bylaws provide that the holders of Series BB shares are entitled to elect four members to the board of directors and their alternates.  Our remaining directors are elected by the holders of our Series B shares (who do not elect alternates).  Under our bylaws, each stockholder or group of stockholders owning at least 10% of our capital stock in the form of Series B shares is entitled to elect one member to the board of directors.  The other directors to be elected by the holders of our Series B shares are elected by majority vote of all holders of Series B shares present at the stockholders’ meeting.  Directors are elected for one-year terms at the ordinary Shareholders’ Meeting.

On April 28, 2009, the Shareholders’ Meeting changed the composition of our Board of Directors as set forth in the following table which lists the title, date of appointment, age and alternate of each of our current directors.

Name	Title	Director since	Age	Alternate
Laura Diez Barroso Azcárraga*	Chairman and Director (AMP)	February 7, 2006	58	Carlos Laviada Ocejo*
Javier Marín San Andrés*	Director (AMP)	August 1, 2001	51	Rodrigo Marabini Ruíz *
Demetrio Ullastres Llorente *	Director (AMP)	November 27, 2002	62	Carlos del Río Carcaño*
Eduardo Sánchez Navarro Redo *	Director (AMP)	February 7, 2006	61	Ana Alonso Farto*
Francisco Glennie y Graue **	Director (Independent)	February 7, 2006	61	—
Francisco Javier Fernández Carbajal **	Director (Independent)	April 27, 2005	54	—
José Manuel Rincón Gallardo Purón **	Director (Independent)	February 7, 2006	67	—
Sergio Paliza Valdéz **	Director (Independent)	May 25, 2006	74	—
Ernesto Vega Velasco **	Director (Independent)	May 25, 2006	72	—
Henry R. Davis Signoret **	Director (Independent)	October 27, 2006	69	—
Alfonso Pasquel Bárcenas **	Director (Independent)	April 19, 2007	63	—
_______________________
*	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
**	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).

Laura Diez Barroso Azcárraga. Mrs. Diez Barroso is currently the Chairman of the Board of Directors of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and serves on the board of several public and not-for-profit companies in Mexico and in the United States, including Teléfonos de México, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Royal Caribbean International Ltd., Pro Mujer (an organization that provides micro credit for women in Mexico) and is the President of the Board of Trustees of the Museum of San Ildefonso.  Prior to 2000, Mrs. Diez Barroso was the Chairman and CEO of Editorial Televisa, S.A. de C.V., the largest Spanish language magazine publisher with 40 titles distributed throughout 19 countries.

Javier Marín San Andrés.  Javier Marín San Andrés is a member of our Board of Directors and has been since 2001.  He is currently a director of Aeropuertos Españoles y Navegación Aérea, S.A. (AENA) and is in charge of the management and development of the airport network in Spain.  He is also a member of the board of directors of Centro Logísticos Aeroportuarios S.A. (serving as Vice President) and Ingeniería y Economía del Transporte, S.A., as well as several Mexican companies, including Aeropuertos Mexicanos del Pacífico, S.A. and Colombian companies such as Aeropuertos del Caribe, S.A., Sociedad Aeroportuaria de la Costa, S.A., Aerocali, S.A. and Compañía de Extinción General de Incendios, S.A.  In 1999, he was appointed Chief Executive Officer and General Director of AENA, which he joined in 1991 and where he served in various executive capacities until his appointment from 1993 to 1996 as General Director of Air Navigation and in 1997 as Director of Corporate Development, responsible for strategic planning of the initial international development of AENA as an airport operator.  He has also served as the General Director of Civil Aviation at the Universidad Politécnica de Madrid, in the Experimental Center of the Eurocontrol Organization in Paris, as well as in the Indra Corporation Group.  He holds a degree in Aeronautical Engineering from the Universidad Politécnica de Madrid and has a degree in Finance and Economics Management from the Chamber of Commerce in Madrid and a graduate degree in management from the IESE, Universidad de Navarra.

Demetrio Ullastres Llorente.  Mr. Demetrio Ullastres Llorente is a member of our board of directors and has been since 2002.  Since 2004, he has been the president of the Services and Concessions Division of the ACS Group.  He received his Bachelor of Arts in transportation engineering from the Colegio del Pilar in Madrid, Spain, and has since worked in various capacities with Grupo Dragados, S.A. in Cadiz, including, most recently, president of Dragados Industrial, S.A. and president of Dragados Construcción.  In 2001, he was named the General Director of Grupo Dragados, S.A., responsible for the areas of construction and concessions.  In 2002, he was awarded a medal of Professional Merit by the Colegio de Ingenieros de Caminos, Canales y Puertos.

Eduardo Sánchez Navarro Redo.  Eduardo Sánchez Navarro Redo has been a member of our Board of Directors since 2006.  He is currently also the chairman of AMP.  He is also the chairman of Grupo Questro, S.A. de C.V., a real estate investment group with substantial holdings in Los Cabos, including luxury resorts and residential developments such as Cabo Real, Club Campestre San José and Puerto Los Cabos, as well as Club de Golf Bosques in Mexico City.  Since 1986, Mr. Sánchez Navarro Redo has been the Vice President of Grupo Embotelladoras Unidas, S.A. de C.V., the second largest Pepsi bottling group in Mexico.  He is also the current President of the Asociación de Inversionistas en Hoteles y Empresas Turísticas, a member of the National Tourism Business Counsel, a member of the Counsel for Promotion of Mexican Tourism, a member of the Sustainable Northeast Counsel and founder of the Coordinating Counsel of Los Cabos.

Francisco Glennie y Graue.  Francisco Glennie y Graue is a member of our board of directors and has been since 2006.  He has served previously as an alternate member of our board of directors and as a member of our audit committee.  Since 2003, he has been affiliated with Challenger, Gray and Christmas, Inc., a U.S. human resources consulting firm, as its representative in Mexico City following several years as an independent executive search consultant.  He had previously served as vice-president of human resources for Pepsi Cola, Inc. in Mexico and as the director of human resources for the Latin America region of Frito Lay.  Mr. Glennie y Graue has also served in human resources positions of increasing seniority at such companies as Unilever and Sabritas, one of Mexico’s leading snack food companies, following several years in various human resources positions at Ford Motor Company, Inc.  Mr. Glennie y Graue obtained his B.A. in industrial relations at the Universidad Iberoamericana in Mexico City and has completed the Senior Management Program at the Instituto Panamericano de Alta Dirección de Empresa in Mexico City.

Francisco Javier Fernández Carbajal.  Francisco Javier Fernández Carbajal is a member of our board of directors and has been since April 27, 2005.  Mr. Fernández Carbajal has worked as a consultant for public and private investment transactions and a wealth management advisor since January 2002.  From July 2000 to January 2002, Mr. Fernández Carbajal was General Director of the Corporate Development Division of Grupo Financiero BBVA Bancomer, S.A. de C.V., a financial institution in Mexico.  Prior to serving in this role, he served in other senior executive positions since joining Grupo Financiero BBVA Bancomer, S.A. de C.V. in September 1991.  Mr. Fernández Carbajal currently serves as Chairman of the Board of Primero Fianzas, S.A. de C.V. and Primero Seguros, S.A. de C.V., a surety company and a car insurance company in Mexico.  He is also a director of Fomento Económico Mexicano, S.A. de C.V., a beverage company in Latin America, of Visa Inc., a company that operates the world's largest retail electronic payments network and of Fresnillo PLC, a precious metal mining company operating in Mexico.  Mr. Fernández Carbajal holds a degree in Mechanical & Electrical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and a Master of Business Administration degree from the Harvard Business School.

José Manuel Rincón Gallardo Purón.  José Manuel Rincón Gallardo Purón is a member of our board of directors and has been since 2006.  He also serves as our “audit committee financial expert” of the Company and is a member of our Audit Committee.  Mr. Rincón is an accountant who currently serves on the boards of directors and audit committees of numerous large Mexican companies.  He serves as chairman of the board of directors of Sonoco de México, S.A. de C.V., member of the board of directors and audit committee of Grupo Financiero Banamex, S.A. de C.V., Grupo Herdez, S.A. de C.V., General de Seguros, S.A.B., Cemex, S.A.B., de C.V., Kansas City Southern, and is a member of the board of directors of Laboratorio Sanfer-Hormona.  He has also served as a managing partner of KPMG Mexico and has served on various committees of KPMG at a national and international level.  Prior to joining KPMG, he was a partner at Ernst & Young in Mexico.  He is a member of the Mexican Institute of Public Accountants and the Mexican Institute of Financial Executives.  He received a degree in accounting from the Universidad Nacional Autónoma de Mexico and has studied administration and finance at the Wharton School of the University of Pennsylvania, Stanford University and the University of California at Los Angeles.

Sergio Paliza Valdéz. Mr. Paliza Valdéz is a member of our board of directors and has been since 2006.  He currently additionally serves as an advisor to several Mexican and foreign companies and is a member of the boards of directors of Kimberly Clark de México, S.A. de C.V., Sanborns Hermanos, S.A., Arabela, S.A. de C.V., Compactos Orientales, S.A. de C.V., Banamex, Procorp, S.A. de C.V., Hospital ABC, Fundación Comunitaria de Oaxaca, Fundación Meyalli, Mexican Institute of Public Accountants and the Mexican Institute of Financial Executives.  Formerly he worked at Kimberly Clark de México, S.A. de C.V. as alternate CEO, as CFO of Massey Ferguson de México, S.A. de C.V. and as CFO of Baker Oil Tools, Inc.  He also served as an international audit manager of Arthur Andersen and as Chairman of IMEF, S.A. de C.V. in Mexico City.  He has also been associated with the National Chamber of Paper and Cellulose Industries, among others.  In 1995 he was elected by Global Finance Magazine as “Superstar CFO” for Mexico.  Mr. Paliza has his degree in public accountancy from the Universidad Nacional Autónoma de México.

Ernesto Vega Velasco.  Mr. Vega Velasco is a member of our board of directors and has been since 2006.  He is a Public Accountant with a degree from the Instituto Tecnológico Autónomo de México and further business management education from IPADE.  He is now in retirement, but still serves as an independent board member of Wal-Mart de México, S.A.B. de C.V. (Chairman and member of the Audit Committee), Grupo Desc, S.A. de C.V., América Móvil, S.A.B. de C.V. and Industrias Peñoles, S.A. de C.V. (as an alternate director).

Henry R. Davis Signoret. Henry R. Davis was born in Mexico City in 1940.  He obtained his undergraduate degree in business administration from the Universidad Autónoma de México in 1964.  In 1971 he was sent by Cifra, S.A., his then employer, to Harvard University to take a course in management development.  During his studies, he obtained experience especially in market studies and sales development.  Mr. Davis began work at Cifra, S.A. in 1965 and remained an employee of such company for the following 33 years, working in various aspects of the administration of the company’s supermarket, restaurant and department store divisions.  In 1983, he became the president of the company, a position he held until his departure from the company in 1998.  He also served as a director of the company.  Since his departure from Cifra S.A., he has dedicated himself to family businesses, including Promotora Dac, S.A. a real estate and investment company that also serves as a holding company for Probelco, S.A., a cosmetics company, and Desarrollos Banderas, S.A., a real estate and golf course development company.

Alfonso Pasquel Bárcenas.  Mr. Pasquel is a member of our board of directors and has been since 2007.  Mr. Pasquel currently serves as the adjunct director general of Servicios Administrativos DINE, S.A. de C.V., the real estate development subsidiary of Grupo DESC, S.A. de C.V.  Previously, he was the Chairman and CEO of Aeroméxico.  He became the CEO of Aeroméxico in 1993 and held the position for more than 10 years.  Between 1995 and 1997 he also served as president of Mexico’s Air Transportation Chamber of Commerce.  He has also served as president of Aeromexpress, S.A. de C.V., Aeroméxico Connect, S.A. de C.V. and SEAT, as well as serving on the board of directors of the International Air Transport Association (IATA).  He began his career in the banking field, beginning in 1969 at Banco Comercial Mexicano and holding positions of increasing seniority there and in other Mexican banks until the mid 1980s.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Jorge Manuel Sales Martínez	Chief Executive Officer	July 1, 2007	62
Rodrigo Guzmán Perera	Chief Financial Officer	August 1, 2001	37
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	56
Carlos Criado Alonso	Director of Commercial Activities	April 21, 2005	51
Miguel Aliaga Gargollo	Investor Relations and Public Relations Officer	May 8, 2006	39
Jorge Luis Valdespino Rivera	Director of Human Resources	August 21, 2006	45
Manuel Sansón Suárez	Director of Technical Operations	April 9, 2007	45
Vicente Emilio Alonso Diego	Director of Project Development	April 24, 2007	45

Jorge Manuel Sales Martínez.  Mr. Sales is currently Chief Executive Officer of the Company and is also Director of Airports for Abertis Airports, S.A. (a subsidiary of ACS Group).  He has worked for the Dragados Group (now ACS Group) for 35 years in management during the last 15 years as CEO, Managing Director and President of different subsidiaries within the Group, including broad international experience in South America, the Caribbean and Middle East and East Asia, having lived in the Philippines, Chile, Ecuador, Jamaica and Mexico for a total of 11 years.  Mr. Sales received a bachelor’s degree in civil engineering from Madrid Polytechnic University.

Rodrigo Guzmán Perera.  Mr. Guzmán was named our Chief Financial Officer in August 2001.  In 1999, Mr. Guzmán represented Union FENOSA, S.A. in its participation in AMP.  Previously, he was the General Comptroller and Director of Tax Planning of Union FENOSA México, the Chief Financial Officer of Ibertec México, S.A. de C.V. (controlled by Union FENOSA) and the Chief Financial Officer of Ibersis México, S.A. de C.V. (controlled by Union FENOSA).  Mr. Guzmán also served as Chief Financial Officer of Inversora del Noroeste, S.A. de C.V. and Fuerza y Energía de Hermosillo, S.A. de C.V. in 1998 and 1999.  Mr. Guzmán received a degree in business from the Instituto Tecnológico Autónomo de México (ITAM).

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

Carlos Criado Alonso.  Mr. Criado was named our Director of Commercial Activities in April 2005.  Previously, he was Head of International Relations and Airport Marketing at AENA and served in various capacities at OAAN and the Center of Airport Operations at the Madrid Barajas Airport.  He is a member of several committees of the International Airport Counsel (Europe).  Mr. Criado has more than twenty years of experience in the airport industry and has participated as a presenter in various forums in international airport organizations.  Mr. Criado received a bachelor’s degree in English Philology from the Universidad Complutense de Madrid.

Miguel Aliaga Gargollo.  Mr. Aliaga Gargollo was named our Director of Investor Relations in May 2006.  He also serves as the Director of Public Relations.  He has 12 years of experience in corporate finance and investor relations.  Previously he served in various capacities at Grupo Financiero del Sureste, S.A. de C.V., including in the position of Risk Management Director.  He also worked as the Investor Relations Officer at Industrias Bachoco, S.A.B. de C.V.  Finally, he was formerly responsible for collections and portfolio development at Grupo Costamex, S.A. de C.V.  Mr. Aliaga holds a degree in industrial engineering from the Universidad Nuevo Mundo in Mexico City and has an MBA degree from the Instituto de Empresa in Madrid, Spain.

Jorge Luis Valdespino Rivera.  Mr. Valdespino was named our Director of Human Resources in August 2006.  He has 13 years of experience as a human resources executive.  He worked in the pharmaceutical industry, at Searle de México S.A. de C.V. as Human Resources Manager, and in the automotive industry, at Valeo Group as Human Resources Director, and at Hella de México S.A. de C.V. as Human Resources Corporate Director.  Mr. Valdespino received an undergraduate degree in business administration and a postgraduate degree in human resources from the Universidad Tecnológica de México.

Manuel Sansón Suárez.  Mr. Sansón Suárez was named our Director of Technical Operations in 2007.  He began work at AENA in 1990 and developed his career in airport operations within said firm before joining us as our security manager, a position he held until he was promoted to his current position.  He has worked at the Tenerife Sur airport, where he served as Director of Services and Chief of Operations, at Tenerife Norte as Director of Operations; and at Cayo Coco Airport (Cuba) as the Airport Manager.

Vicente Emilio Alonso Diego.  Mr. Alonso is the Project Development Director.  He has also served as the Chief Executive Officer of AMP since 2002.  Mr. Alonso has been Director of GAP Board and member of Acquisition Committee from 2002-2006.  Currently, he continues acting as a member of the Operating Committee.  He joined AENA in 1992 and has played a key role in the development of the Financial Area and Business Strategy holding different positions in Airport, Air Traffic, and Corporative Units, and contributed to the expansion of AENA as an international airport group.  Prior to joining AENA, Mr. Alonso also worked for 4 years as a transport and IT consultant at Arthur Andersen Consulting (Accenture).  Mr. Alonso has a degree on Economics from the Universidad Complutense of Madrid, Master Business Administration from Escuela de Organización Industrial (Madrid), and several top management programs from IESE (Universidad de Navarra).

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

For 2008, the aggregate compensation earned by our directors, alternate directors and executive officers was approximately Ps. 22.0 million, including compensation paid to the directors, alternate directors and executive officers of our operating subsidiaries (23 people in total).  We have not established any pension, retirement or similar benefits or arrangements for these individuals.

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law.

Board Committees

Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions Committee and a Nominations and Compensation Committee.  The Audit Committee, to which our bylaws have granted the duties provided for in the Securities Market Law for Mexican corporate practices committees, is the only legally required committee.  The other committees have been established to assist the board of directors.  The board of directors may establish further committees from time to time.

Operating Committee

The Operating Committee, which, pursuant to our bylaws, should have six members, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$ 3.0 million that are not provided for in our annual budget.  Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee.  Board members elected by the holders of Series BB shares have the right to appoint three of the committee members.  Jorge Sales, the chief executive officer presides over the committee and Eduardo Sánchez-Navarro Redo, Rodrigo Marabini Ruíz, Carlos Porrón Suárez, Christian Checa Levìen and Angel Lerma Gaude are the other five proprietary members with Carlos del Río Carcaño, Laura Diez Barroso Azcárraga and Vicente Emilio Alonso Diego, as alternate members for Jorge Sales, Eduardo Sanchez Navarro and Rodrigo Marabini, respectively.

Audit Committee

The Audit Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters.  The Audit Committee is also responsible for reviewing our corporate governance and all related-party transactions (according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP.  The committee also names a special delegate, whose responsibility it is to ensure AMP’s compliance with the technical assistance agreement.  The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit Committee of the number of members representing 20% of the committee’s total members, or at least one member who must also fulfill applicable independence requirements.  The president of this committee is elected at the annual stockholders’ meeting.  The composition of the Audit Committee must at all times be compliant with all applicable laws and regulations, including independence requirements, for every jurisdiction in which our securities are listed or quoted.  The current members of the Audit Committee are José Manuel Rincón Gallardo Purón, Francisco Javier Fernández Carbajal and Ernesto Vega Velasco.  A secretary has also been appointed, who is not a member of the committee.

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws.  Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$ 400,000 and that any contract between us, on the one hand, and AMP or any of its related persons, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders.  Our bylaws provide that a stockholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors.  The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members.  The members of the Acquisitions Committee are Rodrigo Marabini Ruíz, Alfonso Pasquel Bárcenas and Carlos Del Río Carcaño who has been elected to serve as an alternate member to Rodrigo Marabini Ruíz beginning April 29, 2009.  A secretary has also been appointed who is not a member of the committee.  In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers.  The committee also serves in a corporate governance role within its subject-matter ambit.  Our bylaws provide that a stockholders’ meeting will determine the number of members of the committee.  The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee.  The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB stockholders.  If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the stockholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members.  Members of the committee each have a term of one year.  At each annual stockholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B stockholders.  The members of the Nominations and Compensation Committee are Demetrio Ullastres Llorente, Francisco Glennie y Graue and Laura Diez Barroso Azcárraga as an alternate member to Demetrio Ullastres Llorente.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated.

Employees

	December 31,
	2006	2007	2008 (2)
Categories of activity:
Airport operations	757	754	690
Airport maintenance	145	149	141
Administration(1)	174	183	162
Geographic location:
Guadalajara	230	226	205
Tijuana	116	116	127
Puerto Vallarta	112	115	97
Los Cabos	82	84	75
Hermosillo	72	73	57
Guanajuato	79	78	64
La Paz	49	49	43
Morelia	63	63	57
Mexicali	47	48	45
Aguascalientes	52	55	46
Los Mochis	39	39	40
Manzanillo	38	37	32
Total(1)	1,076	1,086	993

(1)	At December 31, 2006, 2007 and 2008, includes 97, 103 and 105 people employed by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., our administrative services subsidiary.
(2)	At May 31, 2009 CORSA employed 507 people, SIAP employed 457 people and Puerta Cero Parking, S.A. de C.V. employed 51 people.

As of December 31, 2008, there were 483 non-unionized employees working for the Company. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico.  Labor relations with our employees are governed by 12 separate collective bargaining agreements, each relating to one of our 12 airport subsidiaries, and negotiated by the local chapter of the union.  As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.  We will next renegotiate our collective bargaining agreements with our unionized employees in 2009. We believe that our relations with our employees are good.  We believe the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico.

We maintain a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries.  We make bi-weekly contributions matching each employee’s contribution.  Employees are entitled to withdraw the funds in their accounts on an annual basis.  In 2007 and 2008, we made a total of Ps. 13.8 million and Ps. 14.3 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of May 31, 2009.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
AMP	—	84,150,000	—	15.0%
Morgan Stanley Investment Management Inc. (U.S.)(1)	47,792,660	—	8.5%	—
Deutsche Investment Management Americas, Inc. (2)	16,292,190	—	2.9%	—
T. Rowe Price Associates, Inc. (2)	15,601,500	—	2.8%	—
Merchant’s Gate Capital, LLC (2)	15,592,350	—	2.8%	—
Public	381,571,300	—	68.0%	—

(1)	Based on amended Schedule 13G filed April 30, 2009.
(2)	Based on amended Schedule 13G filed March 31, 2009.

AMP holds all of our Series BB shares.  Special rights and restrictions attached to our Series BB shares as described under “Item 4, Information on the Company—History and Development of the Company” and “Item 10, Additional Information—Corporate Governance.”  As of May 19, 2009, approximately 43.8% of our Series B shares were held in the form of ADSs.

AMP Trust, Bylaws and Stockholders’ Agreement

The rules governing the sale of our Series BB shares to AMP required that AMP place all of its Series BB shares in trust in order to guarantee AMP’s performance of its obligations under the technical assistance agreement and AMP’s commitment to maintain its interest in us for a specified period.  Accordingly, AMP has placed its shares in trust with Bancomext.  This trust provides that AMP may instruct Bancomext with respect to the voting of the shares held in trust that represent up to 10% of our capital stock; the remaining 5% is required to be voted in the same manner as the majority of all shares voted at the relevant stockholders’ meeting.  Under our bylaws and the trust, AMP could not sell any of its Series BB shares before August 25, 2004.  Since the end of this no-sale period, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction.  After August 25, 2009, AMP may additionally sell in any year up to 20% of its remaining 51% ownership interest in us represented by Series BB shares.  The terms of the trust will be extended for an additional 15 years if, at the end of the initial 15-year term, AMP holds shares representing more than 10% of our capital stock.  AMP may terminate the trust before the second 15-year term begins if:  (i) AMP holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated.  AMP is required to deposit in the trust any additional shares of our capital stock that it acquires.

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

Pursuant to the technical assistance agreement and the participation agreement, AMP and its stockholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports.  The agreements have initial terms of approximately 15 years, expiring on August 25, 2014.  The technical assistance agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date.  A decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B stockholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares).  The agreement will only remain in effect if AMP continues to hold at least 7.65% of our capital stock.

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

In 2006, 2007 and 2008, we recognized expenses of U.S.$ 9.8 million, U.S.$ 11.5 million and U.S.$ 8.5 million, respectively, pursuant to the technical assistance agreement plus additional expenses paid to AMP and its affiliates of approximately U.S.$ 28,950, U.S.$ 4,466 and U.S.$ 32,836, respectively.

Through a competitive bidding process, in 2008 we contracted a project for the Master Development Program for the period 2010-2014 with Aena Desarrollo Internacional, S.A. (AMP’s stockholder) for the amount of U.S.$ 0.7 million.

Item 8.              Financial Information

See “Item 18, Financial Statements” and our consolidated financial statements beginning on page F-1.

LEGAL PROCEEDINGS

General

We are involved in certain legal proceedings from time to time that are incidental to the normal conduct of our business, none of which is expected to have a material adverse effect on our business.

Ejido participants at Tijuana Airport

A portion of the land comprising the Tijuana International Airport was expropriated by the Mexican government in 1970 pursuant to its power of eminent domain.  Prior to its expropriation, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido.  The former ejido participants have asserted indemnity claims against the Mexican government challenging the 1970 expropriation decree.  Our Tijuana airport subsidiary has been joined in the proceedings, but only as an interested third party.  During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, received a judgment in their favor. The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be assessed.  Depending on which particular area is to be restituted, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations.  We have contested this latest ruling in a second appeal, the outcome of which is currently pending.  The terms of our concession require the Mexican government to provide us restitution for any loss of our use of the land subject to our concessions.  Although no assurance can be given, we believe that the Mexican government would be liable for any operational disruption caused by the ejido and would have to restore our rights of use of the public property assigned to us under the concession if we were to lose the second appeal.

Certain of the former ejido participants are currently occupying portions of the property on which we operate Tijuana International Airport that are not at present essential to the airport’s operations.  Although these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy.  In addition, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction.

Deductibility of certain payments to the Mexican Airport and Auxiliary Services Agency

Pursuant to a management services agreement, our predecessor, the Mexican Airport and Auxiliary Services Agency, agreed to provide certain services to our airports for a temporary transition period in exchange for a management fee of 26.5% of the gross monthly revenues of each of our subsidiary concession holders.  Pursuant to the terms of this agreement, the Mexican Airport and Auxiliary Services Agency was only to provide these services until the date on which our strategic stockholder (AMP) acquired its 15% equity interest in our capital stock on August 25, 1999.  However, AMP was unable to provide these services starting on August 25, 1999 and, as a result, the Mexican Airport and Auxiliary Services Agency continued to provide these services after August 25, 1999 through November 15, 1999 without an agreed management fee for this period.

An agreement with respect to the management fee owed for the period from August 25, 1999 to November 15, 1999 was not reached between us and the Mexican Airport and Auxiliary Services Agency until early in 2003.  Upon reaching this agreement, we paid a total fee of Ps. 70.9 million (including value-added tax) for these services.  A deduction for this expense was taken in 2003.

One of the requirements under Mexican income tax law to deduct an expense in a fiscal period is that the service be rendered in the same period in which it is deducted.  In light of this requirement, we requested confirmation from the Mexican Treasury Department that a deduction for the management fee for the period from August 25, 1999 through November 15, 1999 could be claimed in 2003, since an agreement with respect to the amount of this fee was not reached until 2003.  During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 proposed by us.  In 2004, we initiated an annulment proceeding.  In 2005, we received a favorable ruling with respect to the claim relating to our Aguascalientes airport, but received an unfavorable ruling in a first instance on the claims with respect to the Guanajuato, Guadalajara, Tijuana, Puerto Vallarta and Los Cabos airports.  Subsequently, during 2006, we received a favorable sentence in the ultimate instance at the La Paz airport and unfavorable sentences in the ultimate instance at the Aguascalientes, Hermosillo, Mexicali and Los Mochis airports.  In June 2007, we received an unfavorable sentence in the ultimate instance in Morelia airport.  At the Aguascalientes and Morelia airports, the unfavorable sentences were based on the merits of the claim, for which reason the Company has recognized provisions of Ps. 1,483 and Ps. 2,283, respectively, which include penalties and interest; the unfavorable sentences received at the Hermosillo, Mexicali and Los Mochis airports were based on deficiencies in form.  As of June 29, 2009, we have received favorable sentences at the Guanajuato, Guadalajara, La Paz, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo airports.  On April 8, 2008, the Hermosillo airport received an unfavorable sentence, which requires the airport to pay statutory employee profit sharing (PTU) of Ps. 4,322.  However, the airport management believes there is no legal basis for this sentence, and accordingly, the Hermosillo airport filed for a judicial annulment on April 15, 2008, which is still pending resolution.

Proceedings before the Mexican Treasury Department regarding asset tax

On December 31, 2003, we commenced two administrative proceedings before the Mexican Treasury Department seeking (i) a reduction of the asset basis of, or the applicable rate for purposes of calculating asset tax liability on, our airport concessions, so that such base only includes 15% of the concession value and (ii) an increase of the recovery period of any asset tax paid.  Both proceedings seek to reduce our effective tax rate.  Based on the advice of our tax advisors, our board of directors agreed during its meeting on April 29, 2004 to commence legal proceedings if the Mexican Treasury Department rejected our position.  The Mexican Treasury Department eventually rejected our position and we commenced such proceedings in Mexican federal tax court. In 2005, the tax court reached the decision to obligate the Mexican Treasury Department to accept our method of calculating the asset tax base or grant us a specific tax benefit.  The Mexican Treasury Department appealed this decision in federal court.

On May 12, 2006, the federal court with jurisdiction over six of our airports declared the appeal by the Mexican Treasury Department unfounded, finding that it was correct to base the asset tax applicable with respect to the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports only on 15% of the value of the concessions at those airports as requested by us (equivalent to AMP’s pro rata interest in those concessions as a result of AMP’s 15% interest in us).  As a result of this resolution, on August 29, 2006, the Mexican Treasury Department issued a notice confirming this methodology for those airports.  On September 1, 2006, the federal court with jurisdiction over our remaining airports reached the same decision as for the aforementioned six airports; however, the Mexican Treasury Department appealed that decision and legal proceedings are still pending.

As a result of the federal court decision and the final notice delivered to us by the Mexican Treasury Department in respect of our Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, in the last quarter of 2006 we recorded the effect of that resolution, which resulted in an overall benefit of Ps. 208.6 million nominal pesos was recognized in the income statement as the reduction of the valuation allowance (see note 18.b of our audited consolidated financial statements).  During 2008, we received a refund of Ps. 146.4 million related to the airports, resulting in a pending balance of Ps. 62.2 million.  At December 31, 2006, 2007 and 2008, the balances in aggregate for all six airports were:  (i) asset taxes of Ps. 18.5 million, Ps. 27.6 million and Ps. 29.5 million, respectively; and (ii) a valuation allowance of Ps. 16.7 million, Ps. 23.3 million and Ps. 29.5 million, respectively, representing those amounts which we do not expect to recover.

In 2007, we petitioned the Mexican Treasury Department for a refund of the remaining taxes we had overpaid with respect to the airports at Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo for the period between 2002 and 2006.  The Mexican Treasury Department refused to refund the outstanding amounts that we had previously paid for the La Paz and Los Mochis airports for the period between January 2002 and June 2003, the Manzanillo airport for the period between January and December 2002, the Morelia airport for the period from January to May 2003, the Hermosillo airport for the month of June 2004 as well as the period from January 2005 to December 2006, and the interest for the Aguascalientes airport for the period between 2002 to 2007.  We have begun legal proceedings against the Mexican Treasury Department to recover these outstanding amounts.

In connection with the legal proceedings over the outstanding tax balances for the Manzanillo airport, the federal court issued a resolution in our favor on October 2, 2008, which was appealed by Mexican Treasury Department.  On March 6, 2009, the appeals court issued a resolution adverse to our interests by requiring the court of first instance to issue a new ruling declaring that the authorities are not required to reimburse the amounts claimed by us.  Such a declaration is still pending, and we expect appeal this declaration once it has been issued.    As of December 2008, the remaining balance outstanding for the Manzanillo airport was Ps. 6.0 million.

On March 31, 2009, the Morelia airport received an unfavorable resolution in the ultimate instance, denying the request of the airport to recover the assert taxes previously paid from the period from January to May 2003. As of December 31, 2008, the amount to be recovered was Ps. 9.0 million.

On May 7, 2009, the Bajío, Guadalajara, Los Cabos, Puerto Vallarta and Tijuana airports received a favorable resolution in the second instance, to apply an asset tax base of only 15% of the value of the concessions, which represents the amount paid by AMP.  The effect of this resolution is to force the lower court to review the case using the applicable tax laws.

Property tax claims by certain municipalities

Real estate tax claims have been asserted against us by the municipal authorities of Mexicali, Tijuana, Aguascalientes, Puerto Vallarta and Hermosillo for the payment of property taxes with respect to the property on which we operate our airports in those cities.

The municipalities of Puerto Vallarta and Hermosillo have initiated efforts to survey the area of our airports there in order to determine the amount of property taxes owed.  We challenged their actions through administrative proceedings, which are currently pending.

In the case of Aguascalientes, we have received a memorandum from the Aguascalientes ministry of finance stating that the Aguascalientes International Airport is exempt from property taxes.

In the case of Tijuana, the court had ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, a bond was issued by a financial institution on behalf of the Tijuana airport for Ps. 141.8 million (nominal pesos) in order to release the encumbrance. On March 25, 2008, the Tijuana airport received an initial ruling declaring null and void the tax claim by the municipal authority but upholding the right of the municipal authorities to assess real estate taxes over commercial areas. We filed a legal proceeding against the resolution but limited to the court’s decision to sustain the municipal authorities’ right to claim real estate taxes over the commercial areas. Although this initial ruling is currently being appealed by us, we petitioned that the bond be refunded in the interim because the municipality did not appeal any matter in the resolution. Accordingly, on February 7, 2009, the Company’s line of credit for the issuance of the bond was cancelled.

We have also achieved the dismissal of certain claims by the municipal government of Mexicali. A court had ordered the temporary encumbrance of 25% of the revenues from the parking garage that we operate at the Mexicali airport to guarantee the property tax claims of the Mexicali municipal government. The cumulative amount of such encumbrances is Ps. 6.3 million (nominal pesos). During 2006, we obtained a favorable ruling in the first instance, which the municipality appealed. In March 2008, the courts resolved the appeal in our favor and ordered that the Mexicali municipal government return to us the revenues that were improperly seized by the Mexicali municipal authority, which is pending determination. Once the amount has been determined, we believe that these revenues will be recovered in their entirety.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations because, should a court determine that these taxes must be paid in response to any future proceedings, we believe that the Mexican government, as the owner of the property upon which we operate our airports, would be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions.

Other claims by certain municipalities

In Guadalajara we are subject to claims by the municipality regarding our failure to obtain certain municipal licenses. We do not believe that we are subject to the license requirements at issue, and we have initiated proceedings to challenge the municipality’s claims, which to date have been resolved in our favor.

Federal tax proceedings against Aguascalientes and Mexicali airports

The Mexican tax authority (Servicio de Administración Tributaria, or SAT), in connection with its review of year 2005, sent us official notices in 2008 and 2009 stating that the fiscal amortization rate used for the Aguascalientes and Mexicali airports’ concession value was incorrect. We initiated legal proceedings in tax court against the Aguascalientes SAT`s local offices in April 2009 to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning the Company’s position on amortization. Our external counsel believes that we have sufficient evidence to obtain a favorable resolution.

Claim against our Guadalajara airport subsidiary

In August 2005, we entered into a construction contract with Grupo de Ingeniería Universal, S.A. de C.V., or GIUSA, for the development of a new segment of the Guadalajara International Airport’s apron. GIUSA delayed the project and we therefore executed the performance bond posted by GIUSA in an amount equal to 20% of the total contract value. However, we were not able to obtain such execution, because GIUSA initiated legal proceedings against us in September 2006, claiming breach of contract and seeking the full contract amount and additional damages, for a total of Ps. 43 million. During 2007, we obtained a favorable sentence in first instance, which was appealed by GIUSA. The appeal also resulted in a favorable sentence for the Company in 2008. As a result, GIUSA filed a second appeal against the sentence, which is currently pending resolution.

Renewal of Hotel Lease at Guadalajara International Airport

Coco Club was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the following commercial space at our Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure at the airport: (i) the commercial space located in the hallway leading to the gate area for domestic flights, (ii) the majority of the commercial space in the gate area itself, (iii) the commercial space in the bridge connecting the airport to the airport hotel and (iv) the hotel itself. In September 1998, Coco Club transferred all of these rights to a third party except for the right to operate the hotel for a period of 15 years from March 1993 in exchange for its obligation to construct such hotel. In May 2004, we recovered the right to operate the commercial areas previously operated by the third party that received its rights from Coco Club. Subject to the satisfaction of certain conditions, under the lease to operate the hotel Coco Club was granted the right to renew the contract and continue operating the hotel for another 15-year period from March 2008 at below-market rates. Because we do not believe that Coco Club has satisfied all such conditions, we have not renewed the lease to operate the hotel. As a result, in April 2008 we initiated legal proceedings against Coco Club to declare the lease null and void due to Coco Club’s failure to satisfy all conditions in the prior lease agreement. These legal proceedings remain pending.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps. 295.2 million at December 31, 2008 (excluding reserve amounts corresponding to 2008 net income).

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

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (retained against cumulative net income and payable by us) calculated on a gross-up basis by applying a factor of 1.4085 in 2006, and 1.3889 thereafter. Corporate tax rates of 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid.

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

We paid aggregate dividends of Ps. 774.3 million in 2006, Ps. 1,171.6 million in 2007 and Ps. 1,122.0 million in 2008.

At the General Ordinary Shareholders’ Meeting held on April 28, 2009, we declared a dividend of Ps. 1,200.0 million that was and will be paid on May 25, 2009 of Ps. 870.0 million and on October 31, 2009 of Ps. 330.0 million, respectively, at an amount of Ps. 2.139 per common share.

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

The declaration, amount and payment of dividends pursuant to the policy described above are subject to (i) compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund, and (ii) the absence of any adverse effect on our business plan for the current or subsequent fiscal year as a result of the payment of any dividend. We cannot provide assurance that we will continue to pay dividends or that future dividends will be comparable to our previous dividends. Our ability to pay dividends may be restricted under an unsecured peso-denominated credit agreement with Banamex, to which some of our operating subsidiaries are parties. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Our dividend policy may also be amended at any time by our stockholders.

As of December 31, 2008, we had accumulated approximately Ps. 1,212.5 million of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant stockholders’ meeting and paid to stockholders free of the corporate level dividend tax.

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

Item 9.           The Offer and Listing

STOCK PRICE HISTORY

The following table sets forth, for the periods indicated, the high and low closing prices for (i) the ADSs on the New York Stock Exchange in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in pesos. See “Item 3, Key Information – Exchange Rates” for the exchange rates applicable during the periods set forth below. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High

2006	28.30	39.75	30.03	43.6

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High

2007	38.00	57.63	41.66	62.25
First Quarter	38.00	44.92	41.66	49.55
Second Quarter	42.66	50.89	46.93	55.14
Third Quarter	43.40	54.60	48.33	57.83
Fourth Quarter	44.63	57.63	48.29	62.25

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High

2008	15.42	48.92	21.08	52.45
First Quarter	39.69	48.92	41.08	52.45
Second Quarter	29.37	48.24	30.41	50.90
Third Quarter	24.55	32.22	26.96	31.96
Fourth Quarter	15.42	24.93	21.08	31.46

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December 2008	19.99	23.02	27.08	31.46
January 2009	18.59	23.08	25.27	31.86
February 2009	16.92	19.47	25.19	28.55
March 2009	14.42	18.25	22.49	25.77
April 2009	18.22	24.09	24.64	32.22
May 2009	20.26	22.48	27.04	29.15

(1)	10 Series B shares per ADR.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation (sociedad anónima bursatil de capital variable). Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

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

In particular, the new Securities Market Law (i) establishes that public entities and the entities controlled by them will be considered a single economic unit (e.g., holding companies and wholly-owned subsidiaries), (ii) clarifies the rules for tender offers, dividing them into voluntary and mandatory categories, (iii) clarifies standards for disclosure of holdings of stockholders of public companies, (iv) clarifies the role of the board of directors of public companies and redistributes responsibilities between the board of directors and the chief executive officer, (v) defines the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts such as the duty of care, duty of loyalty and safe harbors), (vi) replaces the statutory auditor (comisario) and its duties with an audit committee, corporate governance requirements and external auditors, (vii) defines the roles and responsibilities of executive officers, (viii) improves the rights of minority stockholders relating to legal remedies and access to company information, (ix) introduces concepts such as consortiums, groups of related persons or entities, control, related parties and decision-making power, and (x) expands the definition of applicable sanctions for violations of the Securities Market Law, including damages, fines and criminal penalties.

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

In addition to the foregoing, each of the following actions of our board of directors, among certain others, may only occur with the approval of the Series BB directors:

•	approval of our airports’ five-year master development programs or amendments thereto;

•	approval of our annual business and investment plans;

•	approval of capital expenditures outside of our annual investment plans;

•	approval of any sale of our fixed assets, individually or jointly, in an amount exceeding U.S$3.0 million;

•	approval for us to enter into any type of loan or credit agreement, other than for certain loans granted by us to our subsidiaries;

•	approval of the granting by us of guarantees (avales) or other security interests other than for the benefit of our subsidiaries;

•	proposing to increase our capital stock or that of our subsidiaries;

•	approval of sales of shares in our subsidiaries;

•	approval of our dividend policies; and

•	proposing individuals to join our Audit Committee or our Nominations and Compensation Committee.

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of June 29, 2009:

Capital Stock

	Authorized	Issued and outstanding
Capital stock:
Series B shares	476,850,000	476,850,000
Series BB shares	84,150,000	84,150,000

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

Under the Mexican Airport Law and the Mexican Foreign Investments Law (Ley de Inversión Extranjera), foreign persons may not directly or indirectly own more than 49% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments is obtained. We have obtained this authorization and as a consequence these restrictions do not apply to our Series B or Series BB shares.

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

Dividends and Distributions

At our annual ordinary general stockholders’ meeting, the board of directors will submit to the stockholders for their approval our audited consolidated financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information—Dividends.” On May 12, 2008, we made a dividend payment of Ps. 864.0 million and on October 31, 2008, we made a dividend payment of Ps. 258.0 million.

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

Stockholder Ownership Restrictions and Antitakeover Protection

Holders of our shares are subject to the following restrictions:

•	holders of Series B shares, either individually or together with their related persons, may not directly or indirectly own more than 10% of our Series B shares;

•	although there is no limit on individual holdings of Series BB shares, Series BB shares may represent no more than 15% of our outstanding capital stock,

•	holders of Series BB shares may also own Series B shares;

•	no stockholder may vote more than 10% of our capital stock. Shares held by any individual owner in excess of this threshold will be voted in the same manner as the majority of our shares;

•
the aforementioned limits may not be circumvented by means of any special trust; collective ownership or voting agreement or any other scheme that could confer a higher percentage of share ownership or voting powers; and

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

Our capital stock may be reduced by resolution of a stockholders’ meeting taken generally pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon repurchase of our own stock in accordance with the Securities Market Law (See “– Share Repurchases” below).

Share Repurchases

We may choose to acquire our own shares or negotiable instruments representing such shares through the Mexican Stock Exchange on the following terms and conditions:

•	The acquisition and sale on the Mexican Stock Exchange is made at market price (except when dealing with public offerings or auctions authorized by the National Banking and Securities Commission).

•
If the acquisition is charged against stockholder's equity, the shares may be kept by us without need to make a reduction in our capital stock. Otherwise, if the acquisition is charged against our capital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need for a resolution by our stockholders’ at a stockholders’ meeting.

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

At the General Ordinary Shareholders’ Meeting held on April 28, 2008, a stock buy-back program was approved under the Mexican Law rules, for a maximum amount of Ps. 55 million for the period from April 28, 2008 to April 27, 2009. At the General Ordinary Shareholders’ Meeting held on April 28, 2009, the maximum amount approved for repurchase of shares or credit instruments that represent these shares was for a total of Ps. 864.6 million.

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

Our by-laws provide that the members of the board of directors, or the board committees, and the secretary shall be indemnified by us in case of violations of their duty of care (deber de diligencia), as long as they did not act in bad faith, violate their duty of loyalty or commit an illicit act under the Securities Market Law or other applicable law. Additionally, our bylaws provide that we shall indemnify the members of the board of directors and the secretary for any indemnification liability which they may incur as long as they have not acted in bad faith, violated their duty of loyalty or committed an illicit act under the Securities Market Law or other applicable law.

Information to Stockholders

The Securities Market Law establishes that we, acting through our boards of directors, must annually present a report at a stockholders’ meeting that includes the following:

•
A report prepared by the chairman of our Audit Committee, as required by Article 43 of the Securities Market Law, which must cover, among other things: (i) the performance of our top-level officers, (ii) transactions with related persons, (iii) the compensation packages for our directors and officers, (iv) waivers granted by the board of directors regarding corporate opportunities, (v) the situation of our, and our subsidiaries’ internal controls and internal auditing, (vi) preventive and corrective measures adopted in connection with non-compliance with operational and accounting guidelines, (vii) the performance of our external auditor, (viii) additional services provided by our external auditor and independent experts, (ix) the main results of the review of our and our subsidiaries’ financial statements, and (x) the effects of changes to our accounting policies.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “Item 4, Regulatory Framework - Sources of Regulation” and “ Item 4, Regulatory Framework – Scope of Concessions and General Obligations of Concession Holders.”

We are a party to a participation agreement with AMP and the Ministry of Communications and Transportation which establishes the framework for several other agreements to which we are a party. See “Item 7, Major Stockholders and Related Party Transactions – Related Party Transactions.”

We have entered into a technical assistance agreement with AMP providing for management and consulting services. See “Item 7, Major Stockholders and Related Party Transactions – Related Party Transactions.”

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991 and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3, Key Information – Exchange Rates.”

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

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this annual report on Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for federal tax purposes and that does not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it has its center of interests in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual’s significant center of interest. However, any determination of residence should take into account the particular situation of each person or legal entity.

This summary does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares (including a holder that controls the Company, an investor that holds 10% or more of the shares or holders that constitute a group of persons for purposes of Mexican law).  It also does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico.

In general, for U.S. federal income tax purposes, holders of ADSs are treated as the beneficial owners of the Series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican Income Tax Law provisions, dividends paid to non-Mexican holders with respect to our Series B shares or ADSs are not subject to any Mexican withholding tax.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally are includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and are not eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). To the extent that a distribution exceeds our current and accumulated earnings and profits, it is treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. Distributions, which are made in pesos, are includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purpose of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The Tax Treaty has been approved for the purposes of the qualified dividend rule readily listed. In addition, based on our audited consolidated financial statements and relevant market and stockholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 or 2008 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and stockholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder is generally not subject to any Mexican income tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets, provided certain requirements set forth by the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and the Federal Tax Code (Código Fiscal de la Federación) are complied with.

The tax exemption described in the previous paragraph will not be applicable to pre-negotiated trades executed through the Mexican Stock Exchange. The exemption also will not be applicable in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions.

Sales or other dispositions of Series B shares that are not eligible for the exemption described above generally are subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party. Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty is exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

For non-Mexican holders that do not meet the requirements referred to above, gross income realized on the sale of the Series B shares is subject to a 5% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange. Alternatively, a non-Mexican holder can choose to be subject to a 20% withholding rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions, if certain conditions and formal requirements are met.

U.S. Tax Considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally must recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition (in U.S. dollars, determined at the spot rate on the date of disposition or, for a cash basis U.S. holder (or an electing accrual basis U.S. holder), at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency) and such U.S. holder’s tax basis in the Series B shares or ADSs (in U.S. dollars). Gain or loss recognized by a U.S. holder on such sale or other disposition generally is treated as long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs had been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

U.S. Backup Withholding Tax and Information Reporting Requirements

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	establishes that it is a corporation or other exempt holder; or

•
provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that it is not subject to backup withholding has occurred and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form 20-F, and exhibits hereto, may be viewed at the U.S. Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information regarding the public reference room. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can also be downloaded from the Securities and Exchange Commission’s website.

Item 11.          Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are principally exposed to market risks from fluctuations in foreign currency exchange rates.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2006, 2007 and 2008, approximately 31.5%, 27.8% and 27.7, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2008, we estimate that our revenues would have increased by Ps. 10.0 million.

As of December 31, 2006, 2007 and 2008, 12.3%, 14.7% and 15.5%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 1.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2008, we estimate that the value of our cash and marketable securities would have increased by Ps. 2.8 million.

We did not have any foreign currency indebtedness at December 31, 2006, 2007 and 2008. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2006, 2007 and 2008 we did not have any outstanding forward foreign exchange contracts.

Item 12.          Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.          Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There was no change in our internal control over financial reporting during 2008 that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2008. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2008.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited the Internal Control over Financial Reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated June 18, 2009 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (i) the adoption of new financial reporting standards B-2, Cash Flow Statement, B-10, Effects of Inflation, D-3, Employee Benefits,D-4 , Income Taxes, and International Financial Reporting Interpretations Committee 12, Service Concession Arrangements, (ii) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America, and (iii) the adoption of new Mexican Financial Reporting Standards during 2008 and (iii) translation of financial statements into English.

Galaz, Yamazaki, Ruíz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Ramón Álvarez Cisneros

Guadalajara, Mexico

June 18, 2009

(d)  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

José Manuel Rincón Gallardo Purón, an independent director under NYSE listing standards, joined our board of directors and our Audit Committee in 2006, and we believe that he is qualified to serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934.  Our Board of Directors appointed Mr. Rincón Gallardo Purón President of the Audit Committee and also as the financial expert of that Committee.  For a discussion of Mr.  Rincón Gallardo Purón’s qualifications, see “Item 6, Directors, Senior Management and Employees – Directors.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees.  Our code of ethics is an exhibit to this annual report on Form 20-F and is available on our website at www.aeropuertosgap.com.mx.  If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.  The information found on our website, other than as specifically incorporated by reference into this annual report on Form 20-F, is not part of this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu), during the fiscal years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007		2008
	(thousands of pesos)

Audit fees	Ps.	4,680	Ps.	5,031
Audit-related fees		1,360		2,146
Tax fees		4,404		3,124
Other fees		756		681
Total fees	Ps.	11,200	Ps.	10,982

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None of our shares were purchased by us or by any “affiliated purchaser” during 2007 and 2008.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.  We are a Mexican corporation with shares listed on the Mexican Stock Exchange.  Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).  We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission.  On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

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

Executive Sessions.

§303A.03 specifies that non-management directors must meet at regularly scheduled executive sessions without management.  Independent directors should meet alone in an executive session at least once a year.

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

Code of Ethics. §303A.10 specifies that corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers.

We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel.  A copy of our code of ethics is available on our website: www.aeropuertosgap.com.mx

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference.  The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-2 – F-3

Consolidated Statements of Income for the Years Ended December 31, 2008, 2007 and 2006	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2008, 2007 and 2006	F-5

Consolidated Statement of Cash Flows for the Year Ended December 31, 2008	F-6

Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2007 and 2006	F-7

Notes to Consolidated Financial Statements	F-8 – F-49

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1
An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

2.1
Deposit Agreement among the Company, The Bank of New York Mellon (formerly The Bank of New York) and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

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

4.2
Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., the Company, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext, and the Mexican Airport and Auxiliary Services Agency, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

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
Name: Rodrigo Guzmán Perera
Title: Chief Financial Officer

Dated:  June 29, 2009

Grupo Aeroportuario del Pacífico,
S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2008 and 2007, and for
the Years Ended December 31, 2008, 2007
and 2006, and Report of Independent
Registered Public Accounting Firm Dated
June 18, 2009

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2008, 2007 and 2006 Consolidated Financial Statements

Contents	Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-2 - F-3

Consolidated Statements of Income for the Years Ended December 31, 2008, 2007
and 2006	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended
December 31, 2008, 2007 and 2006	F-5

Consolidated Statement of Cash Flows for the Year Ended
December 31, 2008	F-6

Consolidated Statements of Changes in Financial Position for the Years Ended
December 31, 2007 and 2006	F-7

Notes to Consolidated Financial Statements	F-8 - F-49

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, of cash flows for the year ended December 31, 2008 and of changes in financial position for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 3.a, the Company adopted the following new Financial Reporting Standards as of January 1, 2008: B-2, Statement of Cash Flows; B-10, Effects of Inflation; D-3, Employee Benefits D-4, Income Taxes, and International Financial Reporting Interpretations Committee 12, Service Concession Arrangements.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2008, their cash flows for the year ended December 31, 2008 and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 18, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C.P.C. Ramón Alvarez Cisneros
June 18, 2009

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2008 and 2007
(In thousands of Mexican Pesos)

Assets
	2008		2007

Current assets:
Cash and cash equivalents (Note 4)	Ps.	1,506,004	Ps.	1,426,683
Financial investments held for trading purposes (Note 5)		275,237		239,367
Trade accounts receivable – net (Note 6)		572,058		470,310
Recoverable taxes, mainly recoverable tax on assets (Note 18.b)		375,571		168,824
Embedded derivatives		242		49
Other accounts receivable		1,187		8,251
Total current assets		2,730,299		2,313,484

Machinery, equipment and improvements on leased buildings – net (Note 7)		335,158		324,546

Improvements to concession assets – net (Note 8)		3,368,848		2,856,432

Airport concessions – net (Note 9)		17,188,483		17,619,994

Rights to use airport facilities – net (Note 10)		2,283,598		2,383,582

Other acquired rights – net (Note 11)		841,339		862,419

Recoverable income taxes (Note 18.a)		23,022		11,445

Recoverable tax on assets (Note 18.f)		442,080		618,405

Embedded derivatives		41,609		24,879

Deferred income taxes (Note 18.e)		826,242		429,214

Deferred statutory employee profit sharing (Notes 14.h and 17.c)		4,917		-

Preoperating costs		24,323		29,186

Intangible asset for labor obligations (Note 12)		-		22,985

Other assets		31,776		29,706

Total	Ps.	28,141,694	Ps.	27,526,277

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2008 and 2007
(In thousands of Mexican Pesos)

Liabilities and Stockholders’ Equity
	2008		2007
Current liabilities:
Bank loans (Note 13)	Ps.	134,857	Ps.	85,714
Concession taxes payable		25,785		25,179
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party (Note 16)		62,044		70,575
Accounts payable		374,661		336,321
Taxes payable, other than income and concession taxes payable		47,206		30,722
Income tax, tax on assets and business flat tax payable		29,319		23,841
Reorganization provision		-		28,000
Total current liabilities		673,872		600,352

Deposits received		39,912		34,613
Employee benefits (Note 12)		25,121		36,890
Bank loans (Note 13)		665,143		492,857
Total liabilities		1,404,048		1,164,712

Commitments and contingencies (Notes 19 and 20)

Stockholders’ equity (Note 14):
Common stock		24,344,476		24,344,476
Legal reserve		295,223		225,082
Fund for repurchase of shares		55,000		-
Repurchased shares		(43,712)		-
Retained earnings		2,086,659		1,792,007
Total stockholders’ equity		26,737,646		26,361,565

Total	Ps.	28,141,694	Ps.	27,526,277

(Concluded)
See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Mexican Pesos)

	2008		2007		2006
Revenues (Notes 16 and 22):
Aeronautical services	Ps.	2,762,198	Ps.	2,812,869	Ps.	2,480,210
Non-aeronautical services		728,587		664,455		565,983
		3,490,785		3,477,324		3,046,193
Operating costs:
Cost of services (Note 23)		952,729		839,119		759,747
Technical assistance fees (Note 16)		118,226		125,857		109,277
Concession taxes (Note 16)		173,533		172,846		151,333
Depreciation and amortization (Note 24)		798,251		754,097		744,137
		2,042,739		1,891,919		1,764,494
Income from operations		1,448,046		1,585,405		1,281,699

Other income (expense) – net (Note 17)		7,543		(2,352)		245

Net comprehensive financing income:
Interest income		163,071		172,882		77,957
Interest expense		(57,518)		(20,076)		-
Exchange gain (loss) – net		92,402		(2,078)		5,551
Monetary position loss		-		(59,117)		(55,169)
Gain from embedded derivatives		16,923		5,732		1,850
		214,878		97,343		30,189

Income before income taxes		1,670,467		1,680,396		1,312,133

Income tax expense (Note 18)		129,625		277,577		384,108

Consolidated net income	Ps.	1,540,842	Ps.	1,402,819	Ps.	928,025

Weighted average number of common shares outstanding		560,594,812		561,000,000		561,000,000

Basic earnings per share (in Mexican Pesos)	Ps.	2.7486	Ps.	2.5006	Ps.	1.6542

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Mexican Pesos)
												Cumulative
						Fund for						Initial Effect		Total
	Number of Shares	Common Stock		Legal Reserve		repurchase of shares		Repurchased shares		Retained Earnings		of Deferred Income Taxes		Stockholders’ Equity

Balances as of January 1, 2006	561,000,000	Ps.	24,344,476	Ps.	126,727	Ps.	-	Ps.	-	Ps.	1,161,708	Ps.	343,737	Ps.	25,976,648
Transfer of earnings to legal reserve	-		-		35,208		-		-		(35,208)		-		-
Transfer of cumulative initial effect of deferred income taxes to retained earnings and legal reserve (Note 14.d)	-		-		17,187		-		-		326,550		(343,737)		-
Dividends declared and paid, 1.3802 pesos per share (Notes 14.c)	-		-		-		-		-		(774,311)		-		(774,311)
Comprehensive income	-		-		-		-		-		928,025		-		928,025
Balances as of December 31, 2006	561,000,000		24,344,476		179,122		-		-		1,606,764		-		26,130,362

Transfer of earnings to legal reserve	-		-		45,960		-		-		(45,960)		-		-
Dividends declared and paid, 2.0884 pesos per share (Note 14.e)	-		-		-		-		-		(1,171,616)		-		(1,171,616)
Comprehensive income	-		-		-		-		-		1,402,819		-		1,402,819
Balances as of December 31, 2007	561,000,000		24,344,476		225,082		-		-		1,792,007		-		26,361,565

Transfer of earnings to legal reserve and fund for repurchase of shares (Note 14.g)	-		-		70,141		55,000		-		(125,141)		-		-
Repurchase of 1,720,000 shares (Note 14.g)	-		-		-		-		(44,227)		-		-		(44,227)
Dividends declared and paid, 2.0000 pesos per share (Note 14.f)	-		-		-		-		515		(1,122,000)		-		(1,121,485)
Cumulative initial effect of deferred statutory employee profit sharing (Note 14.h)	-		-		-		-		-		951		-		951
Comprehensive income	-		-		-		-		-		1,540,842		-		1,540,842
Balances as of December 31, 2008	561,000,000	Ps.	24,344,476	Ps.	295,223	Ps.	55,000	Ps.	(43,712)	Ps.	2,086,659	Ps.	-	Ps.	26,737,646

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows
For the year ended December 31, 2008
(In thousands of Mexican Pesos)

	2008
Operating activities:
Earnings before income taxes	Ps.	1,670,467
Non-cash activities:
Provision for labor obligations		11,216
Deferred statutory employee profit sharing		(3,597)
Gain from embedded derivatives		(16,923)
Inflationary effects on recoverable tax on assets		(14,642)
Financial investments held for trading purposes		(35,870)
Items related to investing activities:
Depreciation and amortization		798,251
Loss on sale of fixed assets		4,480
Items related to financing activities:
Interest expense		47,944
		2,461,326

(Increase) decrease in:
Accounts receivable		(101,748)
Recoverable income tax and other current assets		(127,849)
Recoverable tax on assets		111,847
Recoverable income tax on dividends		(45,952)
Increase (decrease) in:
Concession taxes payable		606
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		(8,531)
Accounts payable		(192,425)
Taxes payable, other than income and concession taxes payable		16,484
Reorganization provision		(28,000)
Income taxes paid		(476,490)
Deposits received		5,299
Net cash provided by operating activities		1,614,567

Investing activities:
Purchases of machinery and equipment		(524,922)
Other deferred assets		2,948
Net cash used in investing activities		(521,974)
Excess cash to apply to financing activities		1,092,593

Financing activities:
Dividends declared and paid		(1,121,485)
Repurchase of shares		(44,227)
Bank loans		344,000
Payments on bank loans		(122,571)
Interest paid on bank loans		(68,989)
Net cash used in financing activities		(1,013,272)

Net increase in cash and cash equivalents		79,321
Cash and cash equivalents at beginning of year		1,426,683

Cash and cash equivalents at end of year	Ps.	1,506,004

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2007 and 2006
(In thousands of Mexican Pesos)

	2007		2006
Operating activities:
Consolidated net income	Ps.	1,402,819	Ps.	928,025
Items that did not require (generate) resources:
Depreciation and amortization		754,097		744,137
Provision for labor obligations – net		4,268		2,163
Gain from embedded derivatives		(5,732)		(1,850)
Deferred income tax		(229,601)		109,141
		1,925,851		1,781,616
Changes in operating assets and liabilities:
(Increase) decrease in:
Financial investments held for trading purposes		(109,709)		(4,415)
Trade accounts receivable		(63,228)		(16,393)
Recoverable taxes and other accounts receivable		62,972		(219,284)
Recoverable tax on assets		(105,595)		(63,634)
Recoverable income taxes		71,219		11,736

Increase (decrease) in:
Concession taxes payable		1,436		1,529
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party.		16,978		8,570
Income tax and tax on assets payable		5,175		(12,092)
Deposits received		825		10,266
Reorganization provision		28,000		-
Taxes payable, other than income and concession taxes payable		(16,732)		12,610
Accounts payable		203,044		14,959
Net resources generated by operating activities		2,020,236		1,525,468

Financing activities:
Dividends paid		(1,171,616)		(774,311)
Bank loans		600,000		-
Bank loans payments		(21,429)		-
Net resources used in financing activities		(593,045)		(774,311)

Investing activities:
Buildings, building improvements, machinery and equipment		(932,280)		(654,544)
Preoperating costs		-		(6,822)
Other assets		663		(4,394)
Net resources used in investing activities		(931,617)		(665,760)

Cash and cash equivalents:
Net increase		495,574		85,397
Balance at beginning of year		931,109		845,712

Balance at end of year	Ps.	1,426,683	Ps.	931,109

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Mexican Pesos)

1.	Activities and significant events

a.	Activities

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region.  The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, Los Cabos, Silao (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes.

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

The term of the concessions may be extended under certain circumstances by the SCT, for terms not to exceed an additional 50 years. Beginning on November 1, 1998, the Company is required to pay an annual tax to the Mexican Government, through the SCT, for use of the public property, equivalent to 5% of each concessionaire’s annual gross revenues, according to the concession terms and the Mexican Federal Duties Law.

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

On February 24, 2006, the Company made an initial public offering of its Series “B” shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its shares, both in the United States of America, via the New York Stock Exchange (under the symbol “PAC”), and in México, via the Mexican Stock Exchange (under the symbol “GAP-B”).  Consequently, as of such date, the Company became a public entity in both Mexico and the United States of America and is required to meet the various obligations and legal provisions applicable in each country for public entities.

On August 31, 2007, the Los Cabos, Puerto Vallarta, Hermosillo and Bajío airports signed an unsecured credit agreement with Banco Nacional de México, S.A. (“Banamex”) for Ps. 1,214,000. This amount will be available in three different dates, two of them described in Note 13, and the third one for Ps. 270,000, before January 31, 2009.

On November 8, 2007, Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“Corsa”) was incorporated as a subsidiary, in order to carry out a corporate restructuring, which began operations in January 2008.

On November 28, 2007, Puerta Cero Parking, S.A. de C.V. (“Parking”) was incorporated as a subsidiary. The purpose of this entity is to render operating and administrative services to the public parking lots, and began operations in January 2008.

As mentioned in Note 14.g, at an Ordinary General Stockholders’ Meeting held on April 28, 2008, the stockholders approved the appropriation of resources for the repurchase of Company shares of a maximum amount of Ps. 55,000.

2.	Basis of Presentation

a.
Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are prepared on the basis of Mexican Financial Reporting Standards (“MFRS”, individually referred to as “Bulletins” or Normas de Información Financiera or “NIFs”).

b.
Monetary unit of the financial statements – The consolidated financial statements and notes as of December 31, 2008 and for the year then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of and for the years ended December 31, 2007 and 2006 are presented in Mexican pesos of purchasing power of December 31, 2007.

c.
Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, of which it owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

-	Aeropuerto de Tijuana, S.A. de C.V.
-	Aeropuerto de Mexicali, S.A. de C.V.
-	Aeropuerto de Hermosillo, S.A. de C.V.
-	Aeropuerto de Los Mochis, S.A. de C.V.
-	Aeropuerto de Manzanillo, S.A. de C.V.
-	Aeropuerto de Guadalajara, S.A. de C.V.
-	Aeropuerto de Puerto Vallarta, S.A. de C.V.
-	Aeropuerto de San José del Cabo, S.A. de C.V.
-	Aeropuerto de La Paz, S.A. de C.V.
-	Aeropuerto de Morelia, S.A. de C.V.
-	Aeropuerto de Aguascalientes, S.A. de C.V.
-	Aeropuerto del Bajío, S.A. de C.V.
-	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.
-	Pacífico Cargo, S.A. de C.V. (until 2006)
-	Corporativo de Servicios Aeroportuarios, S.A. de C.V. (beginning in 2007)
-	Puerta Cero Parking, S.A. de C.V. (beginning in 2007)

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

d.
Income from operations – This line item is comprised of total revenues less operating costs. Although this presentation is not required by NIF B-3, Statement of Income, it is included because it represents a reliable measure of the economic and financial performance of the Company.

e.
Comprehensive income – Comprehensive income is comprised of the net income of the period, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. For the years ended December 31, 2008, 2007 and 2006, comprehensive income is represented only by the net income of each period.

f.	Classification of costs and expenses – Costs and expenses presented in the consolidated statements of income were classified according to their nature.

g.
Supplemental application of international standards to concessions – On November 30, 2006, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 12, Service Concession Arrangements. This interpretation is part of International Financial Reporting Standards (“IFRS”) and will apply for annual periods beginning on January 1, 2008. The Company adopted it on that date.

As mentioned in Note 1.a, on November 1, 1998, the Company obtained a concession for 50 years, renewable for additional terms not to exceed an additional 50 years, to manage, operate and develop twelve airport facilities.  This concession provides revenues through the operation of the airports while, at the same time, obligates the Company to provide periodic improvements to the infrastructure of the airports.  All infrastructure delivered to the Company under the concession, as well as the improvements to concession assets, are property of the Mexican Government which will revert to the Government at the end of the concession term.

This interpretation establishes the proper accounting treatment for service concessions as either intangible assets or financial assets, as well as the recognition, presentation and disclosure of the related concession revenues and costs. The Company recognizes its concession and the related improvements to the infrastructure of the airports as an intangible asset.

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

The Company adopted the following new NIFs beginning on January 1, 2008:

-
NIF B-2, Statement of Cash Flows (NIF B-2) - Supersedes Bulletin B-12, Statement of Changes in Financial Position, and thereby replaces the statement of changes in financial position with a statement of cash flows.  NIF B-2 permits the presentation of the statement of cash flows using either the direct or the indirect method; the Company elected to use the indirect method. The statement of cash flows is presented in nominal pesos.  According to NIF B-2, this accounting change should be recognized prospectively; consequently, the Company presents a statement of cash flows for 2008 and a statement of changes in financial position for 2007 and 2006.

-
NIF B-10, Effects of Inflation (NIF B-10) - Considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized, and b) a non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation may not be recognized in the financial statements. NIF B-10 establishes that this accounting change be recognized prospectively. Cumulative inflation over last three-year period in Mexico was 11.56%, and thus was not inflationary, for which reason the Company suspended recognition of the effects of inflation in its financial statements beginning January 1, 2008.  However, assets, liabilities and stockholders’ equity at December 31, 2007 and 2006 include restatement effects recognized through December 31, 2007.

-
NIF D-3, Employee Benefits (NIF D-3) - Incorporates current and deferred statutory employee profit sharing (“PTU”) as part of its provisions and establishes that deferred PTU must be determined using the asset and liability method established in NIF D-4, Income Taxes, instead of only considering temporary differences that arise in the reconciliation between the accounting result and income for PTU purposes. The cumulative initial effect on deferred PTU as of January 1, 2008, of the new recognition method was recognized in retained earnings, in accordance with MFRS.

NIF D-3 also eliminates recognition of the additional liability because its determination does not incorporate a salary increase.  NIF D-3 also incorporates the career salary concept in the actuarial calculation and limits the amortization period to five years or the employee’s average remaining labor life, if shorter, for the following items:

−	Beginning balance of the transition liability for severance and retirement benefits.
−	Beginning balance of past service cost and changes to the plan included within the transition liability.
−
Beginning balance of gains and losses from retirement benefits, net of the transition liability, with the option to fully amortize such item against the results of 2008 in other income expense. The Company amortizes the actuarial gains and losses from retirement benefits while the beginning balance of actuarial gains and losses from termination benefits was recorded against results of 2008, in other income and expense, for Ps. 435.

-
NIF D-4, Income Taxes (NIF D-4) - Eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative income tax effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

-
IFRIC-12, Service Concession Arrangements (IFRIC-12) - This Interpretation addresses the accounting for service concession arrangements, requiring them to be recognized as either an intangible asset, financial asset or combination of both, as well as provides guidance regarding the recognition, presentation and disclosure of the related concession revenues and costs.  As mentioned in Note 2.g, the Company recognizes its concession as well as the related improvements to the infrastructure of the airports as intangible assets, with the initial concession recognized under the caption Airport concessions and the improvements, which were previously recognized under the caption Machinery, equipment and improvements on leased building, now recognized under the caption Improvements to concession assets. Such treatment is retrospective as required by the Interpretation.  The effect of initial adoption of this Interpretation as of December 31, 2007, is shown below:

Item	As originally reported		Effect of adoption		As adjusted
Machinery, equipment and improvements on leased buildings – net	Ps.	3,180,978	Ps.	(2,856,432)	Ps.	324,546
Improvements to concession assets – net	Ps.	-	Ps.	2,856,432	Ps.	2,856,432

b.	Reclassifications – For comparability with the consolidated balance sheet as of December 31, 2008, the following reclassifications were made as of December 31, 2007:

-	Recoverable tax on assets was separated from deferred income taxes.

c.
Recognition of the effects of inflation – As mentioned in insert a., beginning January 1, 2008 the Company suspended recognition of the effects of inflation. Through December 31, 2007, inflation effects consisted of the recognition of gains and losses from monetary and non-monetary accounts, which are presented in the financial statements under the following caption:

Monetary position result, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities, at the beginning of each month, inflation rates derived from the Mexican National Consumer Price Index (“NCPI”). Losses resulted from maintaining a net monetary asset position.

The rates of inflation taken into account for the years ended as of December 31, 2008, 2007 and 2006 were 6.53%, 3.76% and 4.05%, respectively.

d.
Cash and cash equivalents – This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses and is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

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

g.
Machinery, equipment and improvements on leased buildings – These assets are initially recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI.  Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 7.

h.
Improvements to concession assets – These assets are initially recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI.  Amortization is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 8.

i.
Airport concessions – Concessions to manage, operate and develop each of the airports are recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI.  Amortization is calculated using the straight-line method over the concession life of 50 years, as described in Note 9.

j.
Rights to use airport facilities – Rights to use airport facilities are recorded at the nominal cost of the airport facilities as recorded by ASA. Through December 31, 2007, they were restated using factors derived from the NCPI.  Amortization is calculated using the straight-line method based on the remaining useful lives of the related assets, as described in Note 9.

k.
Other acquired rights – Other acquired rights are recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the period from the date of acquisition to the end of the 50-year concession term.

l.
Impairment of long-lived assets in use – The Company reviews the carrying amounts of long-lived assets in use, pursuant to Bulletin C-15, Accounting for the Impairment and Disposal of Long-Lived Assets, when an impairment indicator suggests that such amounts might not be recoverable.  Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows or the net sales price.

None of the 12 airports can be considered an “independent cash generating unit” since all are part of the Pacific Group package included in the Federal Government’s bidding process.  Therefore, each concessionaire must operate its airports regardless of their individual results.  Accordingly, the Company reviews its long-lived assets for impairment on a consolidated basis.

m.
Embedded derivative instruments – According to Bulletin C-10, Derivative Financial Instruments and Hedging Operations, when lease agreements establish rental payments in U.S. dollars and such currency is not the functional currency of both parties to the agreement, the embedded derivative, whose underlying is the U.S. dollar, is segregated and stated at fair value and is recorded as an embedded derivative asset or liability.  Subsequent changes in the fair value of the derivative asset or liability are recognized in earnings.

n.
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

o.
Provisions – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated; however, the final result could differ from that provision.

p.
Direct employee benefits – Liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries.  These benefits include mainly PTU payable, compensated absences, such as vacation and vacation premiums and incentives.

q.
Employee benefits from termination and retirement – Liabilities from seniority premiums and severance payments are recognized as they accrue and are calculated by independent actuaries using the projected unit credit method at net discount rates for 2007 and 2006 and nominal rates for 2008.

r.
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

s.
Foreign currency transactions – According to the Mexican Federal Tax Code, foreign currency transactions are recorded at the exchange rate in effect on the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between bank exchange rates in effect at the transaction date and the rates used by the Company is not considered material). Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing income.

t.
Statutory employee profit sharing – PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences that in 2008 resulted from comparing the accounting and tax basis of assets and liabilities and in 2007, resulted from comparing the financial income and taxable income for PTU purposes, and was recognized only when it could be reasonably assumed that such difference would generate a liability or benefit, and there was no indication that circumstances would change in such a way that the liabilities would not be paid or benefits would not be realized.

u.
Income taxes – Income tax (“ISR”) and the Business Flat Tax (“IETU”) are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay.  Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets (“IMPAC”) paid in previous years and that is expected to be recovered is recorded as an advance payment of income tax and is presented in the consolidated balance sheets as Recoverable tax on assets.

v.
Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period.  The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same.

w.
Concentration of credit risk – Financial instruments that potentially expose the Company to a significant concentration of credit risk are primarily trade accounts receivable; however, management believes that such risk is adequately covered by the allowance for doubtful accounts.

4.	Cash and cash equivalents

As of December 31, the balances are composed of the following:
	2008		2007
Cash	Ps.	48,037	Ps.	382,275
Investments of cash surpluses		1,457,967		1,044,408
	Ps.	1,506,004	Ps.	1,426,683

5.	Financial investments held for trading purposes

Financial investments held for trading purposes are composed of the following at December 31:

	2008				2007
	Cost of acquisition		Fair Value		Cost of acquisition		Fair Value
Financial investments held for trading purposes	Ps.	277,222	Ps.	275,237	Ps.	230,640	Ps.	239,367

Investments held for trading purposes are composed of investment funds with immediate liquidity. According to the treasury policy of the Company, such investments will be traded within one year of acquisition, and are presented at fair value based on the market value of such securities at each balance sheet date.

6.	Trade accounts receivable

Trade accounts receivable are composed of the following at December 31:

	2008		2007
Accounts receivable	Ps.	684,676	Ps.	520,676
Allowance for doubtful accounts		(112,618)		(50,366)
	Ps.	572,058	Ps.	470,310

Accounts receivable include balances invoiced to domestic and international airlines for passenger charges of Ps. 532,703 and Ps. 384,895 as of December 31, 2008 and 2007, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The Guadalajara International Airport represented approximately 33% of consolidated revenues generated during the years ended December 31, 2008, 2007, and 2006.  Also, approximately 90%, 88% and 89% of consolidated revenues during the years ended December 31, 2008, 2007, and 2006, respectively, were generated by the Company’s six largest airports (Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Bajío and Hermosillo).

During 2008, the allowance for doubtful accounts was increased by Ps. 62,205, mainly as a result of amounts receivable from certain airlines including  Grupo Avolar, S.A. de C.V. (“Avolar”), Aerolíneas Mesoamericanas, S.A. de C.V. (“Alma”) and Aerocalifornia, S.A. de C.V. (“Aerocalifornia”). During the third quarter of 2008, the operations of Aerocalifornia and Avolar were suspended by the SCT for overdue fees for rights to use air space and gasoline expenses. In November 2008, Alma suspended operations and filed for bankruptcy in Mexico. Accordingly, the Company decided to increase the allowance for doubtful accounts representing the unpaid balances from these airlines as well as other commercial clients based on analysis performed by management.

7.	Machinery, equipment and improvements on leased buildings

Machinery, equipment and improvements on leased buildings are composed of the following at December 31:

					Average Annual
					Depreciation
	2008		2007		Rate
Machinery and equipment	Ps.	391,086	Ps.	351,057	10%
Office furniture and equipment		112,052		99,386	10%
Computer equipment		92,213		71,089	30%
Transportation equipment		29,824		29,465	25%
Communication equipment		11,760		10,727	10% and 30%
Improvements on leased buildings		7,305		7,305	5%
		644,240		569,029
Less- accumulated depreciation		(309,082)		(244,483)
	Ps.	335,158	Ps.	324,546

8.	Improvements to concession assets

Improvements to concession assets are composed of the following at December 31:

					Average Annual
					Amortization
	2008		2007		Rate
Improvements to concession assets	Ps.	3,245,426	Ps.	2,413,306	5% and 8%
Less- accumulated amortization		(533,883)		(380,294)
		2,711,543		2,033,012
Construction in-progress:
Improvements to concession assets		647,830		815,320
Other		9,475		8,100
		657,305		823,420
	Ps.	3,368,848	Ps.	2,856,432

As of December, 31, 2008, the balance of Improvements to concession assets includes Ps. 223,530 of investments unpaid. Construction in-progress relates mainly to the construction of new Terminal 4 and to remodeling of the general aviation building, both at the Los Cabos airport, and to the enlargement and improvements to runways, aprons and platforms in most of the Company’s airports.  As of December 31, 2008, significant construction in-progress pending execution and payment amounts to approximately Ps. 61,331, which form part of the investments required by the Master Development Program described in Note 19.b.

In 2008, improvements to concession assets include Ps. 24,887 of capitalized comprehensive financing result (“CFR”), comprised solely of accrued interest given the lack of inflationary effects recorded beginning January 1, 2008, derived from capital expenditures at the Bajío, Hermosillo, Puerto Vallarta and Los Cabos airports of approximately Ps. 308,557.  These expenditures were realized from January to December 2008 and the average annual interest rate was 8.5%.

Reconciliation of the comprehensive financial result is as follows:
	2008		2007
Net CFR income	Ps.	189,991	Ps.	95,159
Add back: CFR cost capitalized		24,887		2,184
CFR income in the statements of income	Ps.	214,878	Ps.	97,343

9.	Airport concessions

As described in Note 1.a, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.a, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2008:
			Remaining
			amortization
			term
			(years)
Acquisition cost	Ps.	24,210,213
assigned to:
Rights to use airport facilities:
Runways, aprons, platforms	Ps.	788,443	26
Buildings		876,867	16
Other facilities		138,596	1
Land		1,412,873	40
		3,216,779
Airport concessions		20,993,434	40
	Ps.	24,210,213

The value of the concessions at December 31 is as follows:

	2008		2007
Airport concessions	Ps.	20,993,434	Ps.	20,993,434
Less- accumulated amortization		(3,804,951)		(3,373,440)
	Ps.	17,188,483	Ps.	17,619,994

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

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

10.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31 was as follows:
	2008		2007
Rights to use airport facilities	Ps.	3,216,779	Ps.	3,216,779
Less- accumulated amortization		(933,181)		(833,197)
	Ps.	2,283,598	Ps.	2,383,582

11.	Other acquired rights

At December 31, the value of other acquired rights was as follows:
	2008		2007
Right to operate the charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	483,469	Ps.	483,469
Right to operate commercial space at Tijuana airport		19,443		19,443
Right to operate various space at Puerto Vallarta airport		358,095		358,095
Right to operate commercial space at Guadalajara airport		108,235		108,235
Right to operate various parking lots		7,118		7,118
		976,360		976,360
Less – accumulated amortization		(135,021)		(113,941)
	Ps.	841,339	Ps.	862,419

On June 1, 2000, the Company paid to Servicios Aéreos del Centro, S.A. de C.V. U.S.Ps. 34.9 million (Ps. 332,108 nominal pesos) to recover the right to operate the charter terminal (terminal 3) and the general aviation terminal at the Los Cabos International airport.

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

12.	Employee benefits

The Company provides seniority premium benefits to its employees, which consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

The liability for employee benefits at December 31 was as follows:

	2008		2007
Termination benefits	Ps.	7,275	Ps.	-
Retirement benefits: Seniority premiums		2,431		4,384
Severance payments at the end of the work relationship		15,415		32,506
	Ps.	25,121	Ps.	36,890

The benefits for termination will be amortized in four years.

a.
Termination benefits – The net cost of the period for the obligations derived from termination benefits in 2008, both from seniority premiums and severance payments at the end of the work relationship, was Ps. 20,237, which includes Ps. 16,805 of paid benefits during the period.

b.
Retirement benefits - Seniority premiums – The net cost of the period for the obligations derived from seniority premiums was (Ps. 14), Ps. 526 and Ps. 506 in 2008, 2007, and 2006, respectively. Other disclosures required by financial reporting standards are considered to be immaterial.

c.	Retirement benefits - Severance payments at the end of the work relationship – The present values of these obligations and the rates used for their calculations at December 31 were as follows:

	2008		2007
Vested benefit obligation	Ps.	930	Ps.	671
Nonvested benefit obligation		31,002		36,886
Defined benefit obligation		31,932		37,557

Unamortized items:
Past service costs and changes to the plan		(18,062)		(26,675)
Unrecognized actuarial gains and losses		1,545		(1,361)
		(16,517)		(28,036)
Net projected liability		15,415		9,521
Additional liability		-		22,985
	Ps.	15,415	Ps.	32,506

Rates used in actuarial calculations were as follows:
	2008	2007
Discount of the projected benefit obligation at present value	8%	4%
Increase in salaries	5%	1%

The net cost of the period is composed of the following:

	2008		2007		2006
Service cost of the year	Ps.	2,907	Ps.	3,431	Ps.	3,542
Financial cost of the year		2,384		1,228		1,246
Past service costs and changes to the plan		2,883		1,738		1,640
	Ps.	8,174	Ps.	6,397	Ps.	6,428

Changes to the present values of defined benefit obligation:
	2008
Present value of defined benefit obligation as of January 1, 2008	Ps.	29,548
Service cost		2,907
Interest cost		2,384
Actuarial gain on the obligation		(2,907)
Present value of defined benefit obligation as of December 31, 2008	Ps.	31,932

Amounts for the current year:
	2008
Defined benefit obligation	Ps.	31,932
Plan assets at fair value		-
Unfunded status	Ps.	31,932

Adjustments to defined benefit obligation based on experience	Ps.	2,907

Adjustments to plan assets based on experience	Ps.	-

13.	Bank loans

On September 7, 2007, the Company borrowed the first available tranche of Ps. 600,000 under its loan from Banamex as follows: the Los Cabos airport borrowed Ps. 330,000, the Puerto Vallarta airport borrowed Ps. 193,000 million, the Hermosillo airport borrowed Ps. 44,000 and the Bajío airport borrowed Ps. 33,000.

On January 30, 2008, the Company borrowed the second available tranche of Ps. 344,000 as follows: the Los Cabos airport borrowed Ps. 273,000, the Puerto Vallarta airport borrowed Ps. 26,000, the Hermosillo airport borrowed Ps. 17,000 and the Bajío airport borrowed Ps. 28,000.

The borrowings from both 2008 and 2007 mature in seven years from the date of the borrowing and bear fixed interest at a rate of 8.52% on unpaid balances.  Interest payments and amortization of principal are required to be made in 28 equal and consecutive quarterly payments.

Outstanding borrowings as of December 31, 2008 mature as follows:

Year	Amount
2009	Ps.	134,857
2010		134,857
2011		134,857
2012		134,857
2013		134,857
Thereafter		125,715
	Ps.	800,000

At December 31, 2008, bank loans are payable by the following subsidiaries:

Airport	Current		Long-Term		Total
Bajío	Ps.	8,714	Ps.	43,393	Ps.	52,107
Hermosillo		8,714		42,607		51,321
Puerto Vallarta		31,286		150,464		181,750
Los Cabos		86,143		428,679		514,822
Total	Ps.	134,857	Ps.	665,143	Ps.	800,000

The loan agreement limits the use of the resources to the financing of capital expenditures and working capital of the Company, and does not permit any subsidiary of the Company to contract other debt, prohibits the merger of the Company (or any of its subsidiaries) with any other company, prohibits the sale or transfer of assets in an amount greater than Ps. 1,000, without previous authorization from Banamex and requires the Company to maintain certain financial ratios; in addition, in the case the airports are unable to fulfill their commitment under the credit agreement, dividends cannot be declared. As of December 31, 2008, the Company is in compliance with the covenants stipulated by the credit agreement.

14.	Stockholders’ equity

a.	At December 31, 2008, 2007 and 2006, common stock consists of the following:

	Number of	Nominal		Restatement
	Shares	Value		Effect		Total
Fixed Capital
Series B	476,850,000	Ps.	13,616,849	Ps.	7,075,955	Ps.	20,692,804
Series BB	84,150,000		2,402,974		1,248,698		3,651,672
Total	561,000,000	Ps.	16,019,823	Ps.	8,324,653	Ps.	24,344,476

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

c.	In an Ordinary General Stockholders’ Meeting held on April 20, 2006, the stockholders declared cash dividends in the amount of Ps. 774,311 (Ps. 724,450 nominal pesos), which were paid on May 8, 2006.

d.
In an Ordinary General Stockholders’ Meeting held on November 30, 2006 for the Bajío, Guadalajara, Hermosillo, Morelia and Los Cabos airports, the stockholders approved the reclassification of the balance of the cumulative initial effect of deferred income tax account to retained earnings, including allocating a portion to the corresponding legal reserve.

e.
In an Ordinary General Stockholders’ Meeting held on April 19, 2007, the stockholders declared cash dividends in the amount of Ps. 1,171,616 (Ps. 1,140,000 nominal pesos), which were paid on two different dates, Ps. 837,655 (Ps. 815,000 nominal pesos) on May 18, 2007 and Ps. 333,961 (Ps. 325,000 nominal pesos) on October 31, 2007.

f.
In an Ordinary General Stockholders’ Meeting held on April 28, 2008, the stockholders declared cash dividends in the amount of Ps. 1,122,000, which were paid on two different dates, Ps. 864,000 on May 12, 2008 and Ps. 257,485 on October 31, 2008. The remaining amount of Ps. 515 was not paid as it originated from the repurchased stock the Company had on the date the dividend was paid.

g.
In an Ordinary General Stockholders’ Meeting held on April 28, 2008, the stockholders approved the appropriation of resources for the repurchase of the Company’s own shares for a maximum amount of Ps. 55,000 in accordance with the Securities Market Law, to be repurchased as the Company’s management determines it is convenient or necessary. As of December 31, 2008, the Company has repurchased 1,720,000 shares for a cumulative amount of Ps. 44,227, which represents 0.30% of the outstanding shares.  At December 31, 2008, the market value of the shares was Ps. 31.46 per share. If the Company’s management does not decide to cancel the repurchased shares, there is a limited period, according to the Securities Market Law, which expires on June 2009 for the first repurchased lot to be sold; otherwise the shares will be deemed cancelled. As of the date of these consolidated financial statements, no shares have been cancelled. The calculation of weighted average shares outstanding includes the effect of the repurchased shares during 2008.

h.
On January 1, 2008, and as a consequence of the adoption of NIF D-3, Employee Benefits, the Company recognized the cumulative initial effect of deferred statutory employee profit sharing of Ps. 1,320 (Ps. 951, net of tax effects).

i.
The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved.  The legal reserve must be replenished if it is reduced for any reason.  At December 31, 2008, 2007 and 2006, the legal reserve, in nominal pesos was Ps. 267,129, Ps. 196,988 and Ps. 152,268, respectively, amounts that represent 1.7%, 1.2% and 0.8% of the nominal value of capital stock, respectively.

j.
Dividends paid to non-resident holders with respect to Series “B” shares and American Depositary Shares (“ADS’s”, unit ownership of U.S. stockholders) are currently not subject to Mexican withholding tax.  Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax calculated on a gross-up basis by applying a factor of 1.3889 for 2007 and thereafter. Corporate tax rates of 28% for 2007 and thereafter are applied to the result.  This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid.

k.	The balances of stockholders’ equity tax accounts as of December 31 were as follows:

	2008		2007		2006
Contributed capital account	Ps.	25,934,170	Ps.	24,344,476	Ps.	24,344,476
Net tax income account		1,212,459		982,009		1,121,056
Total	Ps.	27,146,629	Ps.	25,326,485	Ps.	25,465,532

15.	Foreign currency balances and transactions

a.	At December 31 the foreign currency monetary position was as follows:

	2008		2007
Thousands of U.S. dollars:
Monetary assets:
Cash and cash equivalents		4,207		47
Financial investments held for trading purposes		20,330		22,029
Trade accounts receivable		4,667		4,485
		29,204		26,561
Monetary liabilities:
Suppliers		1,019		96
Net monetary asset position		28,185		26,465
Equivalent in Mexican pesos	Ps.	381,581	Ps.	287,574

b.	Transactions denominated in foreign currency were as follows:

	2008	2007	2006
	(In thousands of U.S. dollars)
Revenues from aeronautical and non- aeronautical services	27,849	24,627	19,701

Technical assistance fee	4,992	4,796	4,677

Import purchases, technical assistance and other expenses	2,468	3,119	3,747

c.	The exchange rates in effect at the dates of the consolidated balance sheets and the date of the related report of the independent registered public accounting firm were as follows:

	December 31,						March 13,
	2008		2007		2006		2009
Mexican pesos per one U.S. dollar (see Note 3.s)	Ps.	13.5383	Ps.	10.8662	Ps.	10.8755	Ps.	15.1145

16.	Transactions with related parties

Transactions with related parties, carried out in the ordinary course of business, were realized at prices comparable to those for transactions with independent parties and were as follows:

	2008		2007		2006
Revenues:
Revenues from aeronautical and non-aeronautical services invoiced to Cintra	Ps.	-	Ps.	-	Ps.	91,444

Expenses:
Technical assistance fees	Ps.	118,226	Ps.	125,857	Ps.	109,277
Services received	Ps.	10,290	Ps.	612	Ps.	8,670
Concession taxes	Ps.	-	Ps.	-	Ps.	25,253

Through February 2006, Cintra, was considered a related party; however, subsequent to the sale of the Mexican Government’s participation in the Company as discussed in Note 1.b, Cintra was no longer considered a related party.  Revenues invoiced to Cintra airlines include Ps. 74,786 of passenger charges for January and February 2006.

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in exchange for consideration.  The agreement’s original 15-year term may be automatically renewed for successive five-year terms, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date.  If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series “B” shares other than AMP  or any party related to AMP.

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of U.S.$ 7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of U.S.$ 4,000,000 (these amounts are subject to restatement based on the U.S. National Consumer Price Index (“CPI”)) or 5% of GAP’s consolidated operating income, defined as earnings before interest income or expense, calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization.

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

The total amounts paid to executive officers were as follows:

	2008		2007		2006
Benefits paid	Ps.	17,924	Ps.	15,950	Ps.	15,301
Indemnification payments		-		329		1,541
Total	Ps.	17,924	Ps.	16,279	Ps.	16,842

17.	Other income (expense)

a.	The total amounts are comprised as follows:
	2008		2007		2006
Statutory employee profit sharing	Ps.	(67)	Ps.	(1,569)	Ps.	(1,500)
(Loss) gain on sale of fixed assets		(4,480)		2,055		(751)
Gain from a judicial resolution		8,000		-		-
Donations		-		(5,000)		-
Other		4,090		2,162		2,496
	Ps.	7,543	Ps.	(2,352)	Ps.	245

b.	PTU is comprised as follows:
	2008		2007		2006
PTU:
Current	Ps.	(3,664)	Ps.	(1,569)	Ps.	(1,500)
Deferred		3,597		-		-
	Ps.	(67)	Ps.	(1,569)	Ps.	(1,500)

c.	Deferred PTU as of December 31, 2008, was originated by provisions for employee benefits and other accounts payable, which amounts to Ps. 4,917.

18.	Income taxes

In accordance with the Mexican tax law, in 2008 the Company was subject to ISR and IETU, and in 2007, to ISR and IMPAC.

ISR is based on the balance of income before income taxes, reconciling fiscal and financial items, and taking into consideration the taxable and deductible effects of inflation. During 2006 the tax rate was 29% and for 2007 and thereafter, 28%. In 2007, the Company obtained a tax credit of Ps. 7,053, equivalent to 0.5% or 0.25% of taxable income, because the Company met certain requirements established in the Law.

IETU applies to the sale of goods, the provision of independent services and the granting of temporary use or enjoyment of goods, according to the terms of the IETU Law, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  The IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  The Asset Tax Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law.

In 2007, IMPAC was calculated by applying 1.25% to the net average value of the majority of the Company’s assets (at restated values), without deducting any liabilities. In 2006, tax on assets was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. Tax on assets was payable only to the extent that it exceeded income tax payable for the same period.

According to its financial projections and in accordance with Interpretation of Financial Reporting Standards (“INIF”) 8, Effects of the Business Flat Tax, the Company determined that it will pay ISR. Therefore, the Company recognizes deferred ISR, except for Corporativo de Servicios Aeroportuarios, S.A. de C.V., which essentially will pay IETU.

a.	Recoverable income taxes

In 2002, certain subsidiaries declared dividends in favor of the Company for Ps. 175,173 (Ps. 142,939 nominal pesos). However, such dividends were not applied against the net income tax account and thus generated income tax of Ps. 93,915 (Ps. 76,969 nominal pesos), payable by the Company, according to Article 11 of the ISR law.  Such amount was charged to retained earnings and paid to the tax authorities on December 17, 2002.

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

Since 2002, the Company filed a confirmation of criteria with the tax authorities, in order to request tax on dividend refund. As of the date of these financial statements, the following resolutions have been obtained: a) The Aguascalientes airport received a refund of Ps. 4,827 (nominal pesos) in 2005; b) At the La Paz airport, the refund was denied in the ultimate instance in 2006 and the airport recognized an expense of Ps. 5,104 (nominal pesos) to remove the previously recognized recoverable tax asset; c) In May 2007, the Puerto Vallarta airport decided to forego its case with respect to the refund and instead, determined that it would be able to recover the amount of Ps. 24,202 (nominal pesos) through recoverable asset tax paid.  Accordingly, the recoverable tax asset was written off; however, given that the Company had a deferred tax asset recognized with respect to recoverable asset tax that was fully reserved, such valuation allowance was reversed now that the airport determined it would be able to recover the amount.  Accordingly, no net effect occurred in 2007 earnings as a result of this decision; d) In 2007, the Mexicali and Tijuana airports received unfavorable sentences, for which reason the Company decided to reserve Ps. 3,920 (nominal pesos) and Ps. 38,916 (nominal pesos), respectively. During 2008, the Tijuana airport received an unfavorable sentence in the court of ultimate instance, whereas the case for the Mexicali airport is still pending.

In 2008, the Aguascalientes, La Paz, Mexicali and Morelia airports paid dividends which were not applied against the net income tax account and generated income tax on dividends and a recoverable income tax asset of Ps. 8,470. The Company’s management estimates that this amount will not be recoverable within the time limit, and thus reserved the asset.

In the case of the Tijuana airport, in May 2005, the Mexican Treasury Department issued a fine on the grounds that it considered the inclusion of this request refund in the annual tax return to be inappropriate.  As such, the airport paid Ps. 11,445 (nominal pesos), but filed a judicial annulment for refund of such fine, for which they received a favorable resolution in the ultimate instance. The Company filed a refund of this amount with the tax authorities.

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

After several legal procedures, on August 29, 2006, the Mexican Treasury Department confirmed the criteria for the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, reducing the asset tax basis for these airports.   Thus, for these airports, the base used to calculate tax on assets considers only the amount effectively paid by AMP for its 15% of the shares of the Company.  This generated a recoverable tax as of December 31, 2006 for Ps. 190,537 (nominal pesos), plus Ps. 18,026 (nominal pesos) related to inflation, for a total recoverable asset of Ps. 208,563 (nominal pesos) recognized within the current recoverable income tax asset.

During 2007, the Company received a refund of Ps. 146,407 (nominal pesos). The remaining amount of Ps. 62,156 which corresponds to amounts from years 2005 and 2006 has been denied by the tax authorities.  Accordingly, the Company has filed a judicial annulment in order to obtain a favorable resolution. In the opinion of the Company and its legal counsel, there are sufficient elements to obtain a favorable outcome.

As of December 31, 2008 the judicial annulment for the remaining airports was still pending resolution.

c.	Income tax expense consists of the following:

	2008		2007		2006
Income tax:
Current	Ps.	431,295	Ps.	464,342	Ps.	405,623
Deferred		(324,915)		(229,601)		109,141
Cancellation of recoverable income tax		8,470		42,836		-
Recovery of tax on assets		-		-		(130,656)
IETU:
Current		8,136		-		-
Deferred		6,253		-		-
Deferred IETU due to tax rate increases		386		-		-
	Ps.	129,625	Ps.	277,577	Ps.	384,108

d.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes for the years ended December 31 is shown below:

	2008	2007	2006

Statutory rate	28%	28%	29%
Effect of permanent differences	-	(1%)	-
Effects of inflation	(29%)	1%	1%
Effects of cancellation of recoverable income tax	1%	3%	-
Effect of recovery of tax on assets originated from enactment of IETU	-	(17%)	-
Effect of recovery of tax on assets	-	-	(10%)
Change in valuation allowance	8%	3%	9%
Effective rate	8%	17%	29%

e.	At December 31, the main items comprising the deferred income tax asset are:
	2008		2007
Deferred ISR asset (liability):
Airport concessions and rights to use airport facilities	Ps.	481,828	Ps.	221,760
Trade accounts receivable		27,806		13,161
Employee benefits		10,809		3,893
Reorganization provision		-		7,840
Other provisions		355		8,191
Machinery, equipment and improvements on leased buildings		19,011		-
Improvements to concession assets		42,930		-
Capitalized comprehensive financing result		(5,736)		(612)
Embedded derivatives		(11,719)		(6,980)
Deferred ISR		565,284		247,253

Effect of tax loss carryforwards		431,394		298,927
Valuation allowance for tax loss carryforwards		(163,796)		(116,966)
Net long-term deferred ISR asset		832,882		429,214

Deferred IETU asset (liability):
Valuation of employee benefits		2,740		-
Machinery and equipment		(9,380)		-
Net long-term deferred IETU liability		(6,640)		-
Net long-term deferred ISR and IETU asset	Ps.	826,242	Ps.	429,214

For the computation of deferred IETU as of December 31, 2008, the Company applied to temporary differences the applicable rates according to their estimated date of reversal.  The result derived from the application of different rates is presented in the caption Deferred IETU due to tax rate increases in the table of tax provisions above.  At December 31, 2007, the Company estimated that none of its subsidiaries would be paying IETU, for which reason deferred IETU was not recognized.

f.
As a result of the enactment of IETU, the Company has ten years, beginning in 2008, to recover existing asset tax credit carryforwards paid in the last ten years limited, up to 10% per year; as well, the IETU Law established a mechanism to recover existing asset tax credit carryforwards that ultimately benefited the Company. Based on these changes which resulted in the Company’s ability to recover tax on assets that was previously determined to be unrecoverable, coupled with the Company’s financial projections from 2008 – 2017, in 2007 the Company recognized recoverable tax on assets paid in previous years of Ps. 354,897, comprised of Ps. 286,361 (nominal pesos) and Ps. 68,536 inflationary effects through December 31, 2007, through the cancellation of the valuation allowance.

In 2008, based on the Company’s financial projections for the following nine years, mainly as a result of the deterioration in projected results for the Tijuana airport, the Company increased the valuation allowance by Ps. 79,123. The actual amount of recoverable tax on assets paid in previous years amounts to Ps. 668,200. However, according to tax on asset and IETU laws, the recovery against income tax of the amount of tax on assets paid in the last ten years is limited to 10% per year.  Therefore, the Company recognized a valuation allowance of Ps. 226,120, which results in net recoverable tax on assets of the following:

	Recoverable tax on assets for year 2008		Recoverable tax on assets from 2009 to 2017		Total
Bajío	Ps.	492	Ps.	3,614	Ps.	4,106
Guadalajara		14,484		119,160		133,644
Puerto Vallarta		2,132		13,455		15,587
Tijuana		23,512		265,231		288,743
Total	Ps.	40,620	Ps.	401,460	Ps.	442,080

At December 31, the recoverable tax on assets is comprised as follows:

	2008		2007
Recoverable tax on assets paid	Ps.	668,200	Ps.	739,682
Valuation allowance for recoverable tax on assets paid		(226,120)		(121,277)
Recoverable tax on assets	Ps.	442,080	Ps.	618,405

g.
Additionally, the Company has generated Ps. 1,540,693, of net operating loss carryforwards. However, based on its financial projections, the Company expects that only those net operating loss carryforwards at the Aguascalientes, La Paz, Morelia and Mexicali airports will be recoverable, which results in net operating loss carryforwards of Ps. 955,707. All tax loss carryforwards expire in 2048, as permitted by the Mexican tax authorities for concession operations.

19.	Commitments

a.
The Company has leased office space under one five-year operating lease agreement, which was renewed in February 2008.  The respective monthly rental payments is U.S.$ 36,200. Base rent is subject to increases according to the NCPI and the CPI.

Lease expense was Ps. 4,717, Ps. 4,746 and Ps. 4,497 for the years ended December 31, 2008, 2007, and 2006, respectively.

b.
On December 16, 2004, the SCT authorized the Company’s Master Development Program (MDP) update for the five-year period from 2005-2009. The table below shows the investments to be made during this period, as approved by the SCT:

			Investment for
			handling checked-in		Total
Year	MDP		luggage		amount
2005	Ps.	338,071	Ps.	308,843	Ps.	646,914
2006		424,697		-		424,697
2007		359,683		-		359,683
2008		311,560		-		311,560
2009		243,277		-		243,277
	Ps.	1,677,288	Ps.	308,843	Ps.	1,986,131

Amounts set forth above are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2003, as the Company is currently discussing with SCT the determination of the correct inflation index to be used to restate such amounts as of December 31, 2008.

On February 2007, the SCT authorized additional investments under the MDP of Ps. 151,883 at the Puerto Vallarta airport and Ps. 420,797 at the Los Cabos airport, representing nominal amounts at December 2003.  The aggregate MDP, considering these additional capital expenditures, is Ps. 2,558,811.

20.	Contingencies

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

In the case of the Mexicali airport, claims have been filed for Ps. 89,000 (nominal pesos), which is guaranteed with an encumbrance on 25% of the daily revenues from the operation of the parking lot at the airport generated from November 2004 and until September 24, 2008.  The cumulative amount of such encumbrances is Ps. 6,300 (nominal pesos).  During 2008, the Company received a favorable resolution in the ultimate instance.  Accordingly, the Company will claim a refund for this amount.

On June 8, 2005, the Tijuana airport received a second municipal real estate tax claim of Ps. 146,442 (nominal value). On February 9, 2006, a bailment contract was issued on behalf of the Tijuana airport for Ps. 141,770 (nominal pesos) in order to release the encumbrance. In March 2008, the Tribunal declared the annulment of the tax claim, but upheld, however, the right for the municipal authorities to claim real estate taxes over commercial areas.  The Company filed a legal proceeding against the resolution, but only for the decision of the court to maintain the right of the municipal authorities to claim real estate taxes over commercial areas. As the Tribunal declared the original tax claim null and void, the bailment was cancelled during 2008.

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

As a result of the favorable resolutions received as discussed in insert a., the cancellation of the line of credit has been formally requested, which is still pending resolution.

c.
In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, which was a rural property owned by a group of farmers (“Ejido”).  The farmers have raised claims against the indemnity payments received from the Mexican Government.  One such claim demands reversal of the land expropriation.  While such claims are not actually against the Company, a favorable ruling on the return of the land might disrupt the current airport operation.  According to the concession terms, access by the Company to land assigned to concessionaires is guaranteed.  Therefore, the Company believes, although no assurance can be given, that the Mexican Government would be liable for any operational disruption caused by the farmers and would have to restore the concessionaire rights of use of public property. During 2008, the Ejido received an unfavorable resolution, which it appealed. As of the date of these financial statements, the Ejido received a favorable resolution; however this resolution does not affect the perimeter of the airport, or its operations.

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

e.
In 2002, the Company settled a dispute with ASA related to administrative services provided to the Company during 1999.  As a result of the settlement, the Company recorded a liability of Ps.70,924 during 2002, which was ultimately paid to ASA during 2003.  The Company considered these fees deductible for fiscal year 2003 and accordingly filed a request with the Mexican Treasury Department to confirm that such tax treatment was appropriate, regardless of the fact that the settlement took place in 1999.

As a result of a denial of the Company’s request by the Mexican Treasury Department, the Company filed for appeals at each airport. As of December 2008, the Company has received favorable sentences at the Bajío, Guadalajara, La Paz, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo airports.  However, at the Aguascalientes and Morelia airports, the Company has recognized a provision of Ps. 1,483 and Ps. 2,283, respectively, which includes penalties and interest, due to the unfavorable sentences received in the ultimate instance.

f.
The users of airports, principally airlines, have been subject to increased costs following the events of September 11, 2001.  Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future.  Because a substantial majority of the Company’s international flights involve travel to the U.S., the Company may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican Government, being part of the International Civil Aviation Organization (“OACI”), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process.  The new process is expected to require the installation of new screening equipment, which the Company will be required to purchase and operate.  The Company cannot currently estimate the cost of compliance with the new screening guidelines.  The Company could be required to undertake significant capital expenditures and ongoing operating expenses to comply with these requirements, which could restrict its liquidity and adversely affect its operating results. In addition, the Company may be exposed to a higher risk of liability as a result of the requirement that it directly operates this equipment.

g.
During 2006, Grupo de Ingeniería Universal, S.A. de C.V. (“GIUSA”), a contractor that carried out specific work at the Guadalajara airport, filed a lawsuit against such airport, claiming non-compliance with the contract and other related agreements, as well as the payment of approximately Ps. 43,000 and other unquantified benefits.  The Company obtained a favorable sentence in first instance, which was appealed by GIUSA, and again, resulted in a favorable sentence for the Company. Therefore, GIUSA filed a second appeal against the sentence, which is still pending resolution. Although no assurance can be provided, according to its legal counsel, the Company considers that it has sufficient elements to obtain a favorable outcome.

21.	Information by industry segment

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

					Puerto
December 31, 2008	Guadalajara		Tijuana		Vallarta		Los Cabos		Hermosillo		Bajío		Other		Eliminations		Total

Total revenues	Ps.	1,163,847	Ps.	465,185	Ps.	585,226	Ps.	585,935	Ps.	156,487	Ps.	177,688	Ps.	2,179,037	Ps.	(1,822,620)	Ps.	3,490,785
Income from operations		575,297		142,702		299,812		354,056		36,921		61,299		1,535,457		(1,557,498)		1,448,046
Interest income (expense)		37,189		30,544		3,323		18,185		4,152		8,566		3,594		-		105,553
Income tax		18,050		29,031		25,492		70,588		(15,362)		(2,282)		4,108		-		129,625
Total assets		9,238,844		5,443,557		3,796,211		3,459,527		1,452,054		1,373,326		30,385,890		(27,007,715)		28,141,694
Total liabilities		151,217		61,526		250,760		649,708		80,039		91,963		342,924		(224,089)		1,404,048
Capital expenditures		160,491		38,512		26,723		181,211		22,271		20,942		71,824		-		521,974
Improvements to concession assets		1,003,182		315,493		456,055		749,338		159,661		165,457		519,662		-		3,368,848
Machinery, equipment and improvements on
leased buildings		54,003		24,262		55,886		36,479		11,315		10,532		142,750		(69)		335,158
Other acquired rights		97,210		16,907		322,632		400,903		2,006		-		1,681		-		841,339
Depreciation and amortization for the year		243,528		137,012		110,079		87,252		41,114		37,003		142,263		-		798,251

					Puerto
December 31, 2007	Guadalajara		Tijuana		Vallarta		Los Cabos		Hermosillo		Bajío		Other		Eliminations		Total

Total revenues	Ps.	1,163,027	Ps.	477,779	Ps.	528,527	Ps.	556,151	Ps.	156,333	Ps.	192,119	Ps.	2,044,688	Ps.	(1,641,300)	Ps.	3,477,324
Income from operations		624,150		172,894		282,790		336,934		45,378		84,413		1,450,041		(1,411,195)		1,585,405
Interest income (expense)		41,891		74,500		10,555		20,071		3,488		7,866		(5,565)		-		152,806
Income tax		194,180		(201,166)		85,904		97,920		12,712		25,364		62,663		-		277,577
Total assets		8,826,742		5,552,341		3,809,317		3,188,003		1,424,398		1,318,432		30,041,700		(26,634,656)		27,526,277
Total liabilities		135,693		51,628		287,839		473,698		63,489		57,312		323,085		(228,032)		1,164,712
Capital expenditures		238,682		25,401		178,223		318,842		17,330		11,637		141,502		-		931,617
Improvements to concession assets		854,271		276,332		459,510		529,881		136,761		131,915		467,762		-		2,856,432
Machinery, equipment and improvements on
leased buildings		49,475		19,807		43,835		30,580		10,904		9,788		160,226		(69)		324,546
Other acquired rights		99,610		17,330		330,731		410,969		2,056		-		1,723		-		862,419
Depreciation and amortization for the year		240,698		136,463		101,647		67,767		40,408		37,980		129,134		-		754,097

					Puerto
December 31, 2006	Guadalajara		Tijuana		Vallarta		Los Cabos		Hermosillo		Bajío		Other		Eliminations		Total

Total revenues	Ps.	1,010,624	Ps.	388,371	Ps.	484,384	Ps.	508,340	Ps.	138,115	Ps.	174,382	Ps.	1,463,104	Ps.	(1,121,127)	Ps.	3,046,193
Income from operations		477,223		101,525		256,676		324,856		36,478		74,204		941,408		(930,671)		1,281,699
Interest income (expense)		26,148		6,741		2,429		31,210		5,478		6,172		(221)		-		77,957
Income tax		144,951		95,558		75,729		101,148		(18,884)		22,768		(37,162)		-		384,108
Total assets		8,836,799		5,114,083		3,563,808		2,805,196		1,427,442		1,297,519		29,763,533		(26,333,280)		26,475,100
Total liabilities		88,725		42,782		65,615		51,881		23,589		20,607		474,248		(422,709)		344,738
Capital expenditures		195,738		39,766		150,711		151,507		41,236		13,508		73,294		-		665,760
Improvements to concession assets		665,507		263,879		293,825		227,012		126,702		124,982		427,445		-		2,129,352
Machinery, equipment and improvements on
leased buildings		58,118		31,982		55,086		29,619		14,493		16,536		115,252		(69)		321,017
Other acquired rights		102,015		17,752		338,831		421,034		2,107		-		1,766		-		883,505
Depreciation and amortization for the year		252,184		134,833		98,477		63,821		37,868		36,758		120,196		-		744,137

22.	Revenues

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

A price regulation system establishes a maximum rate for airport services and complementary services for each airport for each year in a five-year period.  The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources.  Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.

During the periods ended December 31, 2008, 2007, and 2006, the Company charged up to 99.2%, 99.7% and 98.8%, respectively, of the maximum rate.

For presentation purposes, revenues from access fees charged to third party providers of complementary services are classified as airport services.  Below is a detail of the Company’s revenues for the years ended December 31, 2008, 2007, and 2006 according to the General Law on Airports and its regulations:

	2008		2007		2006
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	146,728	Ps.	136,272	Ps.	152,105
Charges for not canceling extended stay reservations		808		408		47
Parking on embarking/disembarking platform		100,263		94,193		107,046
Parking on extended stay or overnight platform		26,707		20,981		25,308
Passenger walkways and shuttle buses		18,222		23,318		27,460
Airport security charges		37,921		39,379		34,440
Airport real estate services to airlines:
Leasing of hangars to airlines		15,362		14,794		14,271
Leasing of shops, warehouses and stockrooms to airlines (operating)		4,204		4,085		4,263
Leasing of space and other terminal facilities to airlines within the terminal (operating)		32,659		34,716		32,456
Leasing of land and other surfaces to airlines outside the terminal (operating)		6,709		7,517		6,864
Leasing of check-in desks and other terminal space		18,653		21,223		21,221
Leasing of desks and other terminal space for ticket sale		7,736		7,590		6,784

Airport passenger services:
Domestic passenger charges		1,312,724		1,370,623		1,023,373
International passenger charges		965,591		968,456		960,692
Airport real estate services and rights of access to other operators		21,429		17,757		16,354

Complementary services:
Catering services		6,473		9,241		12,598
Other third-party ramp services rendered to airlines		14,548		18,724		12,436
Traffic and/or dispatch		19,340		18,882		17,776
Fuel supply or removal		2,443		2,352		3,268
Third-party airplane maintenance and repair		3,678		2,358		1,448
Total regulated revenues included in the maximum rate		2,762,198		2,812,869		2,480,210

Regulated revenues not included in the maximum rate:
Car parking charges		161,513		134,880		113,601
Recovery of cost over aeronautical services		11,577		11,938		11,247
Recovery of cost over non-aeronautical services		14,124		11,300		11,443
Total regulated revenues not included in the maximum rate		187,214		158,118		136,291
Total regulated revenues		2,949,412		2,970,987		2,616,501

Unregulated revenues
Commercial concessions (1):
Retail operations		64,450		58,301		52,284
Food and beverages		55,230		45,899		40,084
Duty free		44,694		36,700		32,858
VIP lounges		6,209		6,409		6,287
Financial services		8,514		6,348		6,177
Communications and networks		10,037		10,293		12,318
Car rentals		58,497		52,033		46,904
Advertising		12		-		-
Commercial leasing		40,119		34,483		30,842
Time sharing		73,282		71,594		47,531
Leasing of space to airlines and other complementary service providers (non-operating)		67,348		63,153		48,734

Revenues from sharing of commercial activities (1):
Retail operations		8,793		10,695		8,416
Food and beverages		18,121		20,912		16,439
Duty free		16,123		18,495		15,960
Financial services		469		333		475
Communications and networks		5		-		8
Car rentals		6,302		8,182		6,905
Advertising		6,280		2,686		801
Time sharing		327		296		1,282
Others		154		1,416		3,643
Access fee for ground transportation		12,148		12,221		12,000
Non-airport access fees		36,844		38,049		31,291
Services rendered to ASA		159		67		77
Various commercial-related revenues		7,256		7,772		8,376
Total unregulated revenues		541,373		506,337		429,692
Total revenues	Ps.	3,490,785	Ps.	3,477,324	Ps.	3,046,193

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

Future minimum rentals as of December 31, 2008, are as follows:

Year	Amount
2009	Ps.	499,095
2010		406,033
2011		291,224
2012		186,642
2013		127,738
Thereafter		252,495
Total	Ps.	1,763,227

Amounts include contracts denominated in both Mexican pesos and U.S. dollars.  The U.S. dollar denominated future minimum rentals were translated to Mexican pesos using the exchange rate applicable on December 31, 2008, which was a rate of Ps. 13.8320 Mexican pesos per U.S.$1.00.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent.  Contingent rentals for the years ended December 31, 2008, 2007, and 2006 are disclosed under the caption “Revenues from sharing of commercial activities”.

23.	Cost of services

Cost of services for the years ended December 31 was composed of the following:

	2008		2007		2006
Employee costs	Ps.	363,417	Ps.	351,699	Ps.	323,104
Maintenance		165,604		142,361		127,430
Safety, security and insurance		110,950		106,251		102,728
Utilities		113,078		90,307		85,397
Other		199,680		148,501		121,088
	Ps.	952,729	Ps.	839,119	Ps.	759,747

24.	Depreciation and amortization

Depreciation and amortization for the years ended December 31 were composed of the following:

	2008		2007		2006
Depreciation	Ps.	87,180	Ps.	81,299	Ps.	94,050
Amortization		711,071		672,798		650,087
	Ps.	798,251	Ps.	754,097	Ps.	744,137

As mentioned in Note 3.a, the Company has adopted IFRIC 12 and recognized an intangible asset under the caption “Improvements to concessions”. Accordingly, the amounts previously recognized as depreciation have been reclassified to amortization for the years ended 2007 and 2006.

25.	New accounting principles not yet in effect

As part of its efforts to converge Mexican standards converge with international standards, in 2008, the Mexican Board for Research and Development of Financial Information Standards (“CINIF”) issued the following NIFs and INIFs, which may be applicable to the Company and become effective as follows:

For fiscal years beginning on January 1, 2009:

NIF B-7, Business Acquisitions
NIF B-8, Consolidated or Combined Financial Statements
NIF C-7, Investments in Associated Companies and other Permanent Investments
NIF C-8, Intangible Assets
NIF D-8, Share-based Payments
INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification (early adoption as of October 1, 2008 is permitted)

Some of the most important changes established by these standards are:

NIF B-7, Business Acquisitions, requires fair value measurement of the non-controlling interest (minority interest) as of the acquisition date and recognition of the overall goodwill at fair value.  NIF B-7 establishes that acquisition costs should not be part of the consideration paid and restructuring costs should not be recognized as an assumed liability from the acquisition.

NIF B-8, Consolidated or Combined Financial Statements, establishes that special purpose entities, over which control is exercised, should be consolidated. Provided certain requirements are met, it allows the option to present stand-alone financial statements of intermediate controlling companies and requires that potential voting rights be considered to analyze whether control exists.

NIF C-7, Investments in Associated Companies and other Permanent Investments, requires that investments in special purpose entities where significant influence is exercised be valued using the equity method.  It also requires that potential voting rights be considered to analyze whether significant influence exists.  In addition, NIF C-7 establishes a specific procedure and sets caps to the recognition of losses in associated companies, and requires that investments in associated companies be presented including the related goodwill.

NIF C-8, Intangible Assets, requires that any pre-operating expenses not yet amortized as of December 31, 2008 be cancelled against retained earnings on January 1.
.
NIF D-8, Share-based Payments, sets the rules for recognition of share-based payments (at fair value of goods received or at fair value of equity instruments granted), including the granting of stock options to employees.  Therefore, the use of IFRS 2, Share-Based Payments, that was supplementally applied is discontinued.

INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification, modifies paragraph 20 of the Amendments to Bulletin C-2 to consider that in the case that a primary financial instrument trades in a market that for unusual circumstances beyond the Company’s control ceases to be active, thus losing its liquidity feature, such instrument may be reclassified as a financial instrument available-for-sale or held-to-maturity, if the instrument has a defined maturity date, and the Company has both the intention and the ability to hold the instrument through its maturity. INIF 16 includes additional disclosures related to such transfers.

As of the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial statements

International Financial Reporting Standards

On January 2009, the Mexican Securities and Banking National Commission issued an amendment to the Omnibus Issuers’ circular to incorporate a mandatory ruling that establishes that all financial statements must comply with International Financial Reporting Standards beginning 2012. Earlier application is allowed.

26.	Differences between MFRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”)

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from U.S. GAAP.

The principal differences between MFRS and U.S. GAAP and the effects on the consolidated net income and consolidated stockholders’ equity of the Company are presented below with an explanation of the adjustments.

	For the years ended December 31,
Reconciliation of net income	2008		2007		2006

Net income according to MFRS	Ps.	1,540,842	Ps.	1,402,819	Ps.	928,025
U.S. GAAP adjustments
(i) Amortization of the cost of airport concessions		431,510		431,510		431,510
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(27,779)		(27,779)		(27,779)
(iii) Deferred fees for technical assistance services		60,938		(25,762)		(47,810)
(iv) Recognition of the fair value of embedded derivative instruments		72,319		3,374		(8,749)
(v) Preoperating costs		4,010		2,673		(5,908)
(vi) Legal gain contingency		12,358
(vii) Recoverable income taxes		-		83,411		5,296
(x) Cancellation of deferred statutory employee profit sharing		(3,597)		-		-
(xi) Transition obligation and the related amortization for severance payments recognized under MFRS		6,991		1,738		(27,749)

Total U.S. GAAP adjustments before the effect of deferred income taxes		556,750		469,165		318,811
(viii) Deferred income taxes		(136,412)		(115,224)		(105,544)
Total U.S. GAAP adjustments		420,338		353,941		213,267
Net income according to U.S. GAAP	Ps.	1,961,180	Ps.	1,756,760	Ps.	1,141,292

	At December 31,
Reconciliation of stockholders’ equity	2008		2007

Stockholders’ equity according to MFRS	Ps.	26,737,646	Ps.	26,361,565

U.S. GAAP adjustments
(i) Initial cost of airport concessions (recorded to common stock under MFRS)		(20,993,434)		(20,993,434)
(i) Accumulated amortization of airport concessions		3,804,950		3,373,440
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(259,268)		(231,489)
(iv) Recognition of the fair value of embedded derivative instruments		7,292		(65,027)
(v) Preoperating costs		(20,044)		(24,054)
(vi) Legal gain contingency				(12,358)
(x) Cancellation of deferred statutory employee profit sharing		(4,917)
(xi) Transition obligation for severance payments recognized under MFRS		(19,020)		(26,011)

Total U.S. GAAP adjustments before the effects of deferred income taxes		(17,484,441)		(17,978,933)

(viii) Deferred income taxes		4,894,597		5,030,640

Total U.S. GAAP adjustments		(12,589,844)		(12,948,293)

Stockholders’ equity according to U.S. GAAP	Ps.	14,147,802	Ps.	13,413,272

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:
	Common Stock		Additional Paid- in Capital		Retained Earnings		Treasury stock		Total Stockholders’ Equity

Balance at January 1, 2007	Ps.	3,351,045	Ps.	97,226	Ps.	9,354,095	Ps.	-	Ps.	12,802,366
Net income		-		-		1,756,760		-		1,756,760
Deferred fees for technical assistance services		-		25,762		-		-		25,762
Dividends (2.104 pesos per basic share)		-		-		(1,171,616)		-		(1,171,616)
Balance at December 31, 2007		3,351,045		122,988		9,939,239		-		13,413,272

Net income		-		-		1,961,180		-		1,961,180
Deferred fees for technical assistance services		-		(60,938)		-		-		(60,938)
Stock repurchase of 1,720,000 shares		-		-		-		(44,227)		(44,227)
Dividends (2.014 pesos per basic share)		-		-		(1,122,000)		515		(1,121,485)
Balance at December 31, 2008	Ps.	3,351,045	Ps.	62,050	Ps.	10,778,419	Ps.	(43,712)	Ps.	14,147,802

Condensed balance sheets and statements of income including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, were as follows:
	At December 31,
	2008		2007
Assets
Current assets:
Cash and cash equivalents	Ps.	1,506,004	Ps.	1,426,683
Financial investments held for trading purposes		275,237		239,367
Other current assets		986,874		676,689
Total current assets		2,768,115		2,342,739

Buildings, building improvements, machinery and equipment – net		3,704,006		3,180,978
Assets under concession – net (“Rights to use airport facilities” under MFRS)		2,024,330		2,152,093
Deferred income taxes		6,126,279		6,048,955
Other assets		948,140		897,258
Total assets	Ps.	15,570,870	Ps.	14,622,023

Liabilities and stockholders’ equity:
Current liabilities	Ps.	673,871	Ps.	598,267
Long-term bank loan		665,143		492,857
Other long-term liabilities		84,054		117,627
Total liabilities		1,423,068		1,208,751

Common stock		3,351,045		3,351,045
Additional paid-in capital		62,050		122,988
Retained earnings		10,778,419		9,939,239
Treasury stock		(43,712)		-
Total stockholders’ equity		14,147,802		13,413,272
Total liabilities and stockholders’ equity	Ps.	15,570,870	Ps.	14,622,023

	For the years ended December 31,
	2008		2007		2006

Net revenues	Ps.	3,580,027	Ps.	3,486,430	Ps.	3,039,294

Cost of services		941,401		838,950		794,904
Technical assistance fees		57,288		151,619		157,087
Concession taxes		173,533		172,846		151,333
Depreciation and amortization		390,509		347,693		340,406
Total cost of services		1,562,731		1,511,108		1,443,730

Income from operations		2,017,296		1,975,322		1,595,564

Interest income – net		197,953		91,611		28,339
Other income (expense) – net		11,968		(783)		1,745
Income tax expense		(266,037)		(309,390)		(484,356)
Net income	Ps.	1,961,180	Ps.	1,756,760	Ps.	1,141,292

Weighted average number of common shares outstanding		556,387,312		556,792,500		556,792,500
Weighted average number of common shares and common share equivalents		560,594,812		561,000,000		561,000,000

Basic earnings per share (Mexican pesos)	Ps.	3.5248	Ps.	3.1551	Ps.	2.0498
Diluted earnings per share (Mexican pesos)	Ps.	3.4983	Ps.	3.1315	Ps.	2.0344

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

As discussed in the MFRS financial statements, on January 1, 2008, the Company adopted IFRIC 12.  The adoption did not affect the airport concessions or rights to use airport facilities captions mentioned above; however, all subsequent improvements and upgrade services to infrastructure assets that were previously included within fixed assets are now recorded within “Improvements to concession assets” based on the cost incurred.

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

In addition, under MFRS, the airport concessions were deemed as concessions with a definite life and therefore have been amortized based on the concession term. Under U.S. GAAP, such amortization has been reversed.

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

			Remaining
			amortization
			term
			(years)
Assets under concession allocated to:
Runways	Ps.	788,443	26
Land and buildings		2,289,740	16
Other infrastructure		138,596	1
	Ps.	3,216,779

Future improvements and upgrades made to the fixed assets are capitalized within this line item and are amortized over their estimated useful life.

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

As described in Notes 9 and 16 to the financial statements prepared under MFRS, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses. The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders. The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used. Accordingly, this annual payment is considered a tax rather than consideration paid in exchange for the Mexican Government’s contribution of the concessioned assets.  Because taxes do not give rise to a liability until such time as they are incurred under U.S. GAAP, no additional obligation related to the contribution by the Mexican Government is recognized. No adjustment is made in the U.S. GAAP reconciliation for the concession tax; such tax is included within operating expenses, given that it is a tax assessed for the Company’s use of the concessions and is based on revenues generated by the concession.

(iii)  Deferred fees for technical assistance services

AMP holds forfeitable shares of GAP common stock in a trust.  Upon AMP’s initial acquisition in 1999 of 15% of GAP’s common stock, which represented 100% of the Series “BB” shares of GAP, and pursuant to the terms of the participation agreement between GAP and AMP, AMP signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C. and assigned to the trustee all of the Series “BB” shares it acquired.  In the trust agreement, GAP was named as secondary beneficiary only in the instance in which AMP does not comply with the terms of the technical assistance agreement, in which case 5% of the Series “BB” shares would be forfeited and sold, with the proceeds of the sale to be provided to GAP as liquidated damages and penalties.  AMP may gradually sell the shares in increments over the 15-year term of its initial participation contract.

Based on the fact that the five percent of AMP’s initial investment held in the trust is forfeitable, subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares by applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of Ps. (60,938), Ps. 25,762 and Ps. 47,810 for the years ended December 31, 2008, 2007, and 2006, respectively. Fair value is based on the market value of the Company’s publicly traded ADR’s. Compensation cost is included in the U.S. GAAP reconciliation under the caption deferred fees for technical assistance services.

 (iv) Recognition of the fair value of embedded derivative instruments

As part of its ongoing operations, the Company enters into operating lease agreements to lease commercial space in its airport terminals. Certain leases are priced in U.S. dollars while the functional currency of both the Company and the tenants to whom commercial airport terminal space is leased is the Mexican peso.

The U.S. dollar foreign currency component of these contracts meet the criteria under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended as embedded derivatives.  The Company has determined that: i) the embedded derivatives are not clearly and closely related to the economic characteristics and risks of the host contracts (lease agreements) and ii) separate, stand-alone instruments with the same terms as the embedded derivative instruments would otherwise qualify as a derivative instruments, thereby requiring separation from the lease agreements and recognition at fair value.  Such instruments do not qualify for hedge accounting under SFAS No. 133 and are thereby considered non-hedging derivatives.  Accordingly, the embedded derivative should be recorded at fair value in the balance sheet, with changes in such fair value each period recorded to results of operations, classified according to nature of the item to which the embedded derivative instrument is related.

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

Accordingly, the following adjustments are included in the reconciliation to U.S. GAAP:

-
As of December 31, 2008 and 2007, the valuation methodology followed under MFRS results in an embedded derivative asset. The corresponding U.S. GAAP methodology generated an embedded derivative liability as of December 31, 2007; as of December 31, 2008, given the significant devaluation of the Mexican peso, an embedded derivative asset was generated, though still at a value different from that recognized under the MFRS valuation methodology. Accordingly, the difference between the values of the embedded derivatives recorded in the balance sheets under U.S. GAAP and MFRS are included the reconciliation of stockholders’ equity. Differences between related changes in the fair values of embedded derivatives are included in the reconciliation of net income.

-
Lastly, the change in the fair value of the embedded derivatives under U.S. GAAP is classified as revenues, based on the nature of the item to which the embedded derivative instrument is related, while under MFRS, such amount is included in net comprehensive financing income.

A reconciliation of the adjustments for the recognition of the fair value of embedded derivatives is as follows:

	For the years ended December 31,
	2008		2007		2006

Gain recorded to net income under MFRS	Ps.	16,924	Ps.	5,732	Ps.	1,850
Change in fair value of embedded derivatives under U.S. GAAP		72,319		3,374		(8,749)

Gain (loss) recorded to net income under U.S. GAAP	Ps.	89,243	Ps.	9,106	Ps.	(6,899)

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

As these costs are one-time activities related to the opening of the subsidiary, for purposes of U.S. GAAP, they are considered to be start-up costs, which are expensed in accordance with Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities. Accordingly, for purposes of U.S. GAAP, the asset and any related annual amortization are reversed within the U.S. GAAP reconciliation.

(vi) Legal gain contingency

As described in Note 18.a to the financial statements under MFRS, in May 2005 the Company paid a fine to the Mexican Treasury Department for Ps. 11,445 (nominal pesos) related to its request for refund on the taxes paid on dividends. Based on the advice of its legal counsel, the Company determined that such fine had no legal basis and as such, in the financial statements under MFRS, recorded the amount paid as a recoverable asset.  On February 26, 2009, the Company recovered from the Mexican Treasury Department an amount of Ps. 20,484 comprised of Ps. 11,445 for the fine and Ps. 9,039 for interest incurred.

Under U.S. GAAP, such fine is considered a gain contingency. Through December 31, 2007, the asset recorded for MFRS purposes was removed through the U.S. GAAP reconciliation.  However, during 2008, the Company had obtained a final ruling from the court declaring that the fine was invalid and is thus void and ruled for the tax authorities to reimburse the Company.  Accordingly, during 2008, the Company filed the appropriate documentation with the tax authorities, requesting the related refund, plus interest. As substantially all uncertainties surrounding the amount and timing of the refund were resolved prior to December 31, 2008, the Company determined that realization of the gain was assured beyond a reasonable doubt, for which reason, the amount is recognized as a gain in the 2008 U.S. GAAP reconciliation of net income.

(vii) Recoverable income taxes

As discussed in Note 18.a to the financial statements under MFRS, in 2002 the Company paid dividends, which generated Ps. 93,915 of income tax that was paid by the Company in 2002.  As of December 31, 2002, the Company recorded a deferred tax asset for the income taxes paid, as the amount can be used to offset future income tax payable.

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

Under U.S. GAAP, at that time, the recoverable income tax asset was considered a gain contingency and as realization was not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP was prohibited.  Accordingly, the asset was eliminated for U.S. GAAP purposes in 2002, resulting in a reconciling item in the reconciliation of stockholders’ equity.

As mentioned in Note 18.a, in 2005, the Aguascalientes airport recovered Ps. 5,764 (Ps. 4,827 nominal pesos) of this recoverable income tax.  Additionally, in 2006, the La Paz airport cancelled Ps. 5,296 (Ps. 5,104 nominal pesos) from the recoverable tax asset as a result of an unfavorable court resolution, as described in Note 18.a.  Therefore, these amounts were removed from the initial reconciling item recognized in stockholders’ equity under U.S. GAAP and the respective adjustments were made to the reconciliation of net income in the respective years.

Furthermore, in May 2007, at the Puerto Vallarta airport, the Company decided to forego its case with respect to a refund related to this tax.  Instead, based on the favorable effects to the Company of changes in the tax law as discussed in Note 18.a, in that it would now be able to apply previously unrecoverable tax on assets against future earnings, the Company decided to write-off the recoverable tax asset of Ps. 30,587 (Ps. 24,202 nominal pesos) and reverse the valuation allowance on the existing deferred tax asset generated by the recoverable tax on assets.  As a result, there was no net effect in earnings under MFRS.  Accordingly, an adjustment was made to the reconciliation of stockholders’ equity to U.S. GAAP to remove this amount as a reconciling item, given that the asset no longer existed for MFRS purposes; a corresponding deferred tax benefit was recorded to the reconciliation of net income U.S. GAAP in 2007 to recognize the future benefit of the deferred tax asset.

Lastly, at the Mexicali and Tijuana airports, the recoverable tax asset was cancelled for Ps. 4,783 (Ps. 3,920 nominal pesos) and Ps. 47,485 (Ps. 38,916 nominal pesos), respectively, through income tax expense, as described in Note 18.a, given the unfavorable sentences received in those cases.  Accordingly, an adjustment was made to the reconciliation of stockholders’ equity to U.S. GAAP to remove this amount as a reconciling item, given that the asset no longer existed for MFRS purposes; a corresponding amounts was added back to the reconciliation of net income for U.S. GAAP to reverse the write-off of the asset made through results in the MFRS financial statements.  During 2008, the Tijuana airport received an unfavorable sentence in the court of ultimate instance, whereas the case for the Mexicali airport is still pending. Because the Company continues to proceed with its legal case for the Mexicali airport, such amount is considered an unrecognized tax benefit as discussed in insert (ix) below.

(viii) Deferred income taxes

Under MFRS, the Company recognizes income taxes based on NIF D-4, Income Taxes, which requires the application of a methodology similar to SFAS No. 109, Accounting for Income Taxes. The deferred tax adjustments required to reconcile net income and stockholders’ equity under MFRS to U.S. GAAP as of and for the years ended December 31, 2008, 2007 and 2006 result from the differences in accounting for the cost of airport concessions, amortization of assets under concession, recognition of the fair value of embedded derivative instruments, effects of the removal of the transition obligation for severance payments, effects of deferred PTU and the effect of preoperating costs, as explained in previous paragraphs.

For U.S. GAAP purposes, there is no accounting basis for the airport concessions.  However, a tax basis exists for Mexican statutory tax purposes, which results in an increase to the long-term deferred tax asset related to concessions.  Additionally, because of the difference in the amortization rates of land for purposes of U.S. GAAP and MFRS, a different accounting basis exists under each set of accounting principles, thereby decreasing the long-term deferred tax asset recorded in the financial statements under MFRS. The effect was an increase to the deferred tax asset of Ps. 4,885,370 and Ps. 4,998,414 as of December 31, 2008, and 2007, respectively, and a related charge to net income of Ps. 113,045, Ps. 113,045 and Ps. 117,400 for the years ended December 31, 2008, 2007 and 2006, respectively.

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

Under MFRS, net deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP, classification is based on the classification of the related asset or liability for financial reporting.  A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31 were as follows:

	2008		2007
Reconciliation of deferred income tax asset:

Net deferred income tax asset under MFRS	Ps.	1,268,322	Ps.	1,047,619
Effect of cost of airport concessions		4,812,775		4,933,597
Effect of amortization of assets under concession (“rights to use airport facilities” under MFRS)		72,595		64,817
Effect of embedded derivatives		(2,042)		18,208
Effect of removal of transition obligation for severance payments		4,558		7,283
Effect of non recognition of deferred PTU		1,099		-
Effect of preoperating costs		5,613		6,735
Total U.S. GAAP adjustments to net deferred income tax asset		4,894,598		5,030,640
Net deferred income tax asset under U.S. GAAP	Ps.	6,162,920	Ps.	6,078,259

Net deferred IETU liability under U.S. GAAP	Ps.	(5,024)	Ps.	-
Net deferred ISR asset under U.S. GAAP	Ps.	6,167,944	Ps.	6,078,259

	2008		2007
Composition of net deferred income tax asset:

ISR
Current assets (liabilities):
Trade accounts receivable	Ps.	27,806	Ps.	13,161
Embedded derivative instruments		(396)		112
Employee benefits		8,008		16,031
Total current assets – net		35,418		29,304

Non-current assets (liabilities):
Airport concessions and assets under concession (“rights To use airport facilities” under MFRS)		5,367,198		5,220,174
Embedded derivative instruments		(13,364)		11,116
Buildings, building improvements, machinery and equipment		61,940		-
Tax loss carryforwards		431,394		298,927
Recoverable tax on assets		668,200		739,682
Preoperating costs		5,613		6,735
Employee benefits		7,198		11,176
Interest cost capitalized		(5,737)		(612)
Valuation allowance for recoverable tax on assets paid		(226,120)		(121,277)
Valuation allowance for tax loss carryforwards		(163,796)		(116,966)
Total non-current assets – net		6,132,526		6,048,955
Total net ISR asset under U.S. GAAP	Ps.	6,167,944	Ps.	6,078,259

IETU
Current assets:
Employee benefits	Ps.	1,223	Ps.	-

Non-current assets (liabilities):
Buildings, building improvements, machinery and Equipment		(9,380)		-
Employee benefits		3,133		-
Total non-current liabilities – net		(6,247)		-
Total net IETU liability under U.S. GAAP	Ps.	(5,024)	Ps.	-

A reconciliation of the Mexican statutory tax rate to the Company’s effective tax rate under U.S. GAAP is as follows:

	For the years ended December 31,
	2008	2007	2006

Statutory rate	28%	28%	29%
Effect of permanent differences	-	(1%)	1%
Effects of inflation	(21%)	1%	1%
Effect of cancellation recoverable income taxes	1%	2%	-
Effect of cancellation of valuation allowance due to IETU law	-	(17%)	-
Cancellation of valuation allowance	-	-	(11%)
Change in valuation allowance	4%	2%	10%
Effective rate	12%	15%	30%

(ix) Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which sets out a framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of FASB Statement No. 109, Accounting for Income Taxes, uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50 percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

The Company adopted FIN 48 as of January 1, 2007.  As a result, it performed an exhaustive analysis over all open tax years that remain subject to examination by the Mexican Tax Authorities, 2002 through 2008, in order to identify any uncertain tax position in any open tax year that could result in an unrecognized tax benefit.  The following table summarizes the Company’s unrecognized tax benefits for 2008:

	Unrecognized tax benefits resulting in recognition of a liability		Other unrecognized tax benefits		Total unrecognized
	2003		2002		tax benefits
Balance, January 1, 2007	Ps.	-	Ps.	128,962	Ps.	128,962
Increases in prior year positions		1,863		-		1,863
Decreases in prior year positions		-		(30,587)		(30,587)
Balance, December 31, 2007		1,863		98,375		100,238
Increases in prior year positions		171		99,901		100,072
Decreases in prior year positions		-		(48,041)		(48,041)
Balance, December 31, 2008	Ps.	2,034	Ps.	150,235	Ps.	152,269

The unrecognized tax benefits resulting in recognition of a liability is comprised of the fees paid to ASA for services provided to the Company from 1999 to 2003, that were deducted by the Company in 2003, as discussed in Note 20.e. Given that unfavorable sentences were received in the cases of the Aguascalientes and Morelia airports, the Company was not able to substantiate technical merits for the deductibility taken in its previous return and thus recognized a liability.  During 2008, the liability was increased for additional penalties and interest accrued during 2008 of Ps. 171.

Other unrecognized tax benefits arise from the tax positions taken by the Company with respect to the following:

(i)
dividend tax paid during 2002 for Ps. 83,411 (as of January 1, 2007), as discussed in insert (vii), for which no asset was recognized under U.S. GAAP but for which the benefits have been requested from the tax authorities.  The reduction of Ps. 30,587 in 2007 was related to the Puerto Vallarta airport, which expects to recover the tax asset and has thus recorded the benefit in the financial statements.  The reduction of Ps. 48,041 in 2007 is related to the Tijuana airport, which received an unfavorable resolution in the final instance from the courts.  Ps. 4,783 remains for the Mexicali airport; and

(ii)
the base over which tax on assets is calculated for Ps. 45,551 (as of January 1, 2007), related to Guadalajara, El Bajío, Puerto Vallarta, Los Cabos, Tijuana and Mexicali airports, as discussed in Note 18.b to the financial statements.  The Company is still in legal proceedings with respect to these airports, but does not believe technical merits exist to be able to recognize the benefit derived the change in the tax on assets base, as requested from the tax authorities.  Therefore, the Company has not recognized any recoverable tax benefit in the financial statements, for which reason the amounts are disclosed herein as unrecognized tax benefits.  The increase of            Ps. 99,901 in 2008 is related to recoverable tax on assets that the Company had previously recognized as an asset but wrote-off during 2008 due to a deterioration in the Company’s financial projections (see Note 18.f), which ultimately forms part the overall amount of tax on assets in these legal proceedings.

The total amount of unrecognized tax benefits of Ps. 152,269 would affect the Company’s effective tax rate, if recognized.

The Company’s policy is to recognize interest and penalties within operating expense. In 2008, the Company recognized approximately Ps. 1,159 and Ps. 265 of interest and penalties, respectively, and in 2007, the Company recognized Ps. 1,135 and Ps. 396 of interest and penalties, respectively. Those amounts of interest and penalties related to unrecognized benefits have increased the related liabilities recognized for such unrecognized benefits.

(x) Cancellation of deferred statutory employee profit sharing

Under MFRS, beginning in January 2008, the Company adopted revised NIF D-3, which requires the recognition of a deferred PTU asset or liability, based on the asset and liability method established in NIF D-4; through 2007, deferred PTU was recognized based on temporary differences between the accounting result and taxable income for PTU purposes. In accordance with NIF D-3, as of January 1, 2008, the Company recognized the cumulative initial effect adopting NIF D-3, which resulted in a deferred PTU asset of Ps. 1,320 (Ps. 951 net of tax) within retained earnings.  Furthermore, as of December 31, 2008, the deferred PTU asset increased to Ps. 4,917, with the increase recognized through 2008 earnings.

U.S. GAAP prohibits the recognition of a deferred PTU asset, for which reason, such asset has not been recognized in prior years and for which an adjustment of Ps. 3,597 has been recognized within results and the asset has been removed in the reconciliation of stockholders’ equity.

(xi) Severance benefits

Under MFRS, beginning in January 2005, the Company adopted the revised provisions to Bulletin D-3, which require the recognition of a liability for severance payments, calculated based on actuarial computations.  The same recognition criteria under U.S. GAAP is established in SFAS No. 112, Employers' Accounting for Postemployment Benefits, which has been effective since 1994. However, upon the adoption of Bulletin D-3, Labor Obligations, the Company recognized a transition obligation (as permitted by the Bulletin), which resulted in the recognition of an intangible asset under MFRS to be amortized over the future service period of employees.  Given that U.S. GAAP does not permit such transition obligation related to severance payments, the intangible asset and its related amortization represent a difference between U.S. GAAP and MFRS presented in the accompanying U.S. GAAP reconciliation for 2007 and 2006.

Additionally, during 2008, the Company adopted NIF D-3, Employee Benefits, of MFRS, which, among other things, requires companies to remove any additional liability previously recognized as well as accelerates amortization of certain unrecognized items.  Removal of the additional liability resulted in the derecognition of the intangible asset mentioned above, but significantly decreased the value of the liability for severance payments recognized for purposes of MFRS, given that the Company is still permitted to deduct the unamortized transition obligation from the defined benefit obligation.  Accordingly, the adjustment to the U.S. GAAP reconciliation for 2008 represents the amount necessary to record the underfunded status of the projected benefit obligation as required by SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, under U.S. GAAP.  The Company does not have any material unrecognized items related to its seniority premiums or severance payments that are recognized in other comprehensive income under SFAS No. 158, as the prior service costs and actuarial gains and losses disclosed in the MFRS financial statements are both part of the initial transition liability under MFRS.

In addition, SFAS No. 132(R), Employers' Disclosures about Pensions and Other Postretirement Benefits, requires certain disclosures, as follows:

	Severance Benefits
	2008		2007
Change in benefit obligation:
Benefit obligation at beginning of year	Ps.	35,532	Ps.	33,323
Service cost		19,361		5,131
Interest cost		2,968		1,266
Actuarial gain		(2,145)		3,026
Benefits paid		(15,469)		(7,214)
Benefit obligation at end of year	Ps.	40,247	Ps.	35,532

All unamortized items disclosed within the MFRS financial statements relate to the components of the transition liability recognized for MFRS purposes, which were reconciled for purposes of U.S. GAAP.  Accordingly, there are no unrecognized items for purposes of U.S. GAAP.

Net periodic benefit cost under U.S. GAAP is composed of the following:

	2008		2007		2006
Service cost of the year	Ps.	19,361	Ps.	5,131	Ps.	5,183
Financial cost of the year		2,968		1,266		1,246
Actuarial gain		(2,145)		3,026		3,170
Past service cost		(232)		(4,764)		24,578
	Ps.	19,952	Ps.	4,659	Ps.	34,177

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

The fair value of the Company’s embedded derivative instruments was determined based on the “mark-to-market” value.

As mentioned in Note 13, the Company signed an unsecured credit agreement during 2007.  Although such credit agreement contains a fixed interest rate, the Company believes that the carrying value at December 31, 2007 was representative of its fair value at that date, given that the loan was entered into based on an open bid with four separate banks.  However, as of December 31, 2008, if the Company were to obtain a similar credit in the current economical environment, the interest rate would be 300 or 400 basis points greater than that contracted in the Company’s loan, which would result in a fair value of such debt of approximately Ps. 722,668.

Additionally, during 2008, the Company adopted SFAS No. 157, Fair Value Measurements, in which the Company uses the fair value hierarchy to value its financial assets and liabilities recorded at fair value, which requires the Company to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value. Fair value is used on a recurring basis to measure the Company’s financial investments held for trading purposes and embedded derivatives. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In order to value its financial investments held for trading purposes, the Company uses observable market data for similar instruments. Such investments are classified within level 2 of the fair value hierarchy.

Embedded derivatives, which are related to certain lease agreements the Company enters into in U.S. dollars, are marked to market using recognized valuation techniques based on the difference between the forward curve rates on the monthly payments at the reporting date versus the forward curve rates on the monthly payments at the date of inception of the lease contract.  This methodology incorporates data that is not readily observable in the market, as well as other internally-developed data.  Accordingly, such instruments are classified within level 3 of the fair value hierarchy.  A reconciliation of these fair value measurements is provided below:

	Fair Value Measurements Using Significant Unobservable Inputs

Beginning balance of derivative liability, January 1, 2008	Ps.	(40,099)
Total gain included in earnings		89,243
Ending balance of derivative asset, December 31, 2008	Ps.	49,144

(b) Comprehensive income:  SFAS No. 130, Reporting Comprehensive Income, requires companies to report, in addition to net income, all other changes in their equity during a period resulting from transactions and other events and circumstances from nonowner sources, including all changes in equity during a period except those from investments by owners and distributions to owners.  As the Company did not generate changes in equity from nonowner sources, the Company’s comprehensive income for the years ended December 31, 2008, 2007 and 2006, includes solely the net income of those respective periods.

(c)  Earnings per share according to U.S. GAAP: In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding.  The computation of diluted earnings per share is adjusted to include any potential common shares.  Potential common shares include the forfeitable five percent of AMP’s shares held in the trust.

During 2008, 1,720,000 shares were repurchased at market value and recognized using the cost method as treasury stock, affecting the calculation of weighted average number of common shares outstanding as per SFAS. No. 128 (see Note 14.g).

Diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 include 4,207,500 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under SFAS No. 128, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2008		2007		2006
Numerator
Net income under U.S. GAAP	Ps.	1,961,180	Ps.	1,756,760	Ps.	1,141,292

Denominator (share amounts)
Weighted average number of common shares outstanding		556,387,312		556,792,500		556,792,500
Dilutive effects of forfeitable shares		4,207,500		4,207,500		4,207,500
Total potential dilutive shares		560,594,812		561,000,000		561,000,000

Basic earnings per share (Mexican pesos)	Ps.	3.5248	Ps.	3.1551	Ps.	2.0498

Diluted earnings per share (Mexican pesos)	Ps.	3.4983	Ps.	3.1315	Ps.	2.0344

(d)  Supplemental cash flow information:  Under MFRS, for 2007 and 2006, the Company presented a consolidated statement of changes in financial position in accordance with Bulletin B-12, Statement of Changes in Financial Position, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos. For 2008, the Company presents a consolidated statement of cash flows in accordance with NIF B-2, Statement of Cash Flows, which presents only cash movements.

For U.S. GAAP purposes, the Company has provided a statement of cash flows in accordance with SFAS No. 95, Statement of Cash Flows, which presents only cash movements, excluding the effects of inflation, and requires that additional information related to non-cash investing and financing transactions and other events be provided separately.

Requirements regarding the presentation of the statement of cash flows under MFRS differ in certain respects from those set forth by U.S. GAAP. Among others, payments for interest costs that are not capitalized as part of fixed assets are operating cash flows for U.S. GAAP and financing cash flows under MFRS.

Presented below are statements of cash flows of the Company in accordance with U.S. GAAP for the years ended December 31:

	2008		2007		2006
Operating activities:
Net income under U.S. GAAP	Ps.	1,961,180	Ps.	1,756,760	Ps.	1,141,292
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		390,510		347,692		340,405
Loss on sale of fixed assets		4,480		-		-
Provision for labor obligations		4,225		2,530		29,912
Deferred fees for technical assistance services		(60,938)		25,762		47,811
Embedded derivatives		(89,243)		(9,106)		6,899
Inflationary effects on recoverable tax on assets		(14,642)		-		-
Short-term marketable securities		(35,870)		(116,889)		(9,511)
Deferred income taxes		(181,864)		(197,788)		78,733
Changes in operating assets and liabilities:
Trade accounts receivable		(101,748)		(79,672)		(32,350)
Recoverable taxes - current and other current assets		(153,754)		55,452		(225,316)
Recoverable tax on assets		111,847		(23,490)		51,591
Recoverable income taxes		(23,022)		-		-
Concession taxes payable		606		847		2,451
Accounts payable and other		(204,401)		92,884		11,716
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		(8,531)		19,330		10,567
Income tax and asset tax payable		(33,669)		2,512		10,855
Deposits received		5,299		2,093		11,447
Loss from monetary position		-		59,117		55,169
Net cash provided by operating activities		1,570,465		1,938,034		1,531,671

Cash flows used in investing activities:
Buildings improvements, machinery and equipment		(549,809)		(808,167)		(643,887)
Other assets		2,948		663		(5,308)
Net cash used in investing activities		(546,861)		(807,504)		(649,195)

Cash flows used in financing activities:
Proceeds from bank loans		344,000		600,000		-
Payments on bank loans		(122,571)		(21,429)		-
Stock repurchase		(44,227)		-		-
Dividend payments		(1,121,485)		(1,171,616)		(774,312)
		(944,283)		(593,045)		(774,312)

Effects of inflation accounting		-		(41,911)		(22,767)

Increase in cash and cash equivalents		79,321		495,574		85,397

Cash and cash equivalents at beginning of year		1,426,683		931,109		845,712
Cash and cash equivalents at end of year	Ps.	1,506,004	Ps.	1,426,683	Ps.	931,109

Supplemental cash disclosures:
Cash paid for income tax and asset tax	Ps.	476,490	Ps.	492,867	Ps.	493,979
Interest paid, net of amounts capitalized		44,102		16,653		-

Supplemental non-cash investing activity:
Investment in building improvements, machinery and equipment on account	Ps.	223,530	Ps.	203,259	Ps.	79,144

(e) Valuation and qualifying accounts:
	Balance at		Additions charged						Balance at
	beginning		to costs and		Inflation				end of
Description	of year		expenses		effects		Deductions		Year

Allowance for doubtful accounts
2008	Ps.	50,366	Ps.	62,253	Ps.	-	Ps.	-	Ps.	112,618
2007		45,384		6,069		-		1,087		50,366
2006		39,680		7,036		206		1,538		45,384

(f)Reclassifications: In 2008, the Company settled litigation related to Remaconst, S.A. de C.V., whereby Remaconst is required to pay the Company Ps. 8,000. For MFRS purposes, the Company recognized the gain within “Other income”. For U.S. GAAP, because the litigation was related to the Company’s operations, such gain must be recognized within operating income.  Accordingly, the condensed income statement for U.S. GAAP includes a reclassification of the gain of Ps. 8,000 from other income into operating income.

(g) Recently issued accounting standards (U.S. GAAP)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. As discussed above, SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Company has adopted SFAS 157 as it related to its financial assets as of January 1, 2008.  SFAS 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. The Company is in the process of determining the effects of adoption of this new accounting principle as it relates to the Company’s non-financial assets and financial liabilities.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115. SFAS 159 permits expanded use of fair value accounting but does not affect existing standards that require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  SFAS 159 was effective for the Company beginning January 1, 2008. The Company has not elected to measure any financial assets or financial liabilities at fair value which were not previously required to be measured at fair value.

In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its consolidated financial position, results of operations and cash flows.

In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA, and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC).  Such Codification will apply for calendar year companies beginning in 2009.

27.	Subsequent events

a.
On January 22, 2009, the Company received a claim from the Mexican tax authorities concluding that during 2005, in opinion of the Mexican tax authority, the Company incorrectly applied the fiscal amortization rate to the value of the concession at the Mexicali airport.  The airport filed an administrative procedure, in order to defend its arguments, which was dismissed on April 16, 2009. The airport will initiate the proper legal proceedings. In the opinion of the Company and its legal counsel, the airport is able to base its arguments on technical merits within the tax law, for which reason it believes it has sufficient elements to obtain a favorable resolution.

b.
On January 30, 2009, the Bajío, Hermosillo, Puerto Vallarta and Los Cabos airports borrowed Ps. 270,000 under the line of credit with Banamex. The characteristics of the credit, amortization of principal, payment of interest and other terms are the same as those described in Note 13.

c.
In connection with a review by the Mexican tax authorities performed during the second half of 2008, the Company received a claim in February 2009 concluding that during 2005, in opinion of the Mexican tax authority, the Company incorrectly applied the fiscal amortization rate to the value of the concession at the Aguascalientes airport. In such claim the tax authorities established a fine against the airport of Ps. 22,000, derived from the incorrect application of tax loss carryforwards. The airport filed an administrative procedure on April 20, 2009 to defend its position in both instances, but is considering obtaining a bond to guarantee the total amount of the established fine. In the opinion of the Company and its legal counsel, the airport is able to base its arguments on technical merits within the tax law, for which reason it believes it has sufficient elements to obtain a favorable resolution.

d.	On February 7, 2009, the Company received a cancellation of the line of credit for the issuance of letters of credit explained in Note 20.b at the Tijuana airport.

e.
On February 26, 2009, the Company received the refund of the fine paid by the Tijuana airport, described in the Note 18.b, which amounts to Ps. 20,484; Ps. 11,445 corresponds to the fine paid and Ps. 9,039 to penalties and interest.

f.
On March 6, 2009, in relation to Note 18.b and the amounts pending reimbursement by the tax authorities for 2002, the Manzanillo airport was notified that the tax authorities issued a sentence with the Federal Justice Court for Tax and Administration, which went against the interests of the Company and requires such court to issue a new ruling that establishes that the authorities are not required to pay Ps. 6,009 of recoverable tax to the airport. The Company will file an appeal against the court’s new ruling. In opinion of the Company and its legal counsel, the airport is able to base its arguments on technical merits within the tax law, for which reason it believes it has sufficient elements to obtain a favorable resolution.

g.
On March 31, 2009, in relation to Note 18.b, the Morelia airport received an unfavorable resolution in the ultimate instance, denying the request of the airport to recover IMPAC paid. As of December 31, 2008, the amount to be recovered was Ps. 9,059.

h.
In an Ordinary General Stockholders’ Meeting held on April 28, 2009, the stockholders declared cash dividends in the amount of Ps. 1,200,000, which was and will be paid on two different dates, Ps. 870,000 on May 25, 2009 and the remaining Ps. 330,000 on October 31, 2009.

i.
In an Ordinary General Stockholders’ Meeting held on April 28, 2009, the stockholders cancelled the appropriation of resources for the repurchase of the Company’s own shares for a maximum amount of Ps. 55,000 used in 2008, and approved the new appropriation of resources for the repurchase of the Company’s own shares for a maximum amount of Ps. 864,617 for 2009.  As of April 28, 2009, all Company’s own shares purchased were sold and no cancellation of common stock was necessary.

j.
On May 7, 2009, in relation to Note 18.b, the Bajío, Guadalajara, Los Cabos, Puerto Vallarta and Tijuana airports received a favorable resolution in the second instance, to apply, as a basis for IMPAC, only 15% of the value of the concessions, which represents the amount paid by the strategic partner. The effect of this resolution is to force the lower court to review the case using the applicable tax laws.

k.
On May 13, 2009, in relation to Note 20.c, ASA provided the Company an update of the most recent events regarding the trial related to the filing made by the Ejido and their request related to the reversal of a previous ruling regarding 320 hectares of land. The Company is in the process of planning its defense strategy. If the Ejido obtains a favorable resolution, it could have an effect on the airport perimeter.

28.	Financial statements issuance authorization

On March 13, 2009 the issuance of the consolidated financial statements was authorized by Jorge Manuel Sales Martínez, Chief Executive Officer and by Rodrigo Guzmán Perera, Chief Financial Officer. Thereafter, these consolidated financial statements were approved at the ordinary stockholders’ meeting on April 28, 2009, subsequent to which Note 26 was included and Note 27 was updated.

* * * * * *