Form 20-F
period 2009-12-31
Pacific Airport Group
filed 2010-06-29
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Avenida Mariano Otero No. 1249-B

Torre Pacífico, Piso 6

Col. Rinconada del Bosque

44530 Guadalajara, Jalisco

Mexico

Telephone: + 52 (33) 38801100 ext 202

Fax: + 52 (33) 36714582

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Series B Shares	New York Stock Exchange, Inc.*
American Depositary Shares (ADSs), each representing ten Series B Shares	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17    ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the Securities and Exchange Commission, or the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to financial analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of revenues, operating income, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans or objectives,

•	changes in our regulatory environment,

•	statements about our future economic performance or that of Mexico, and

•	statements of assumptions underlying such statements.

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

SELECTED FINANCIAL DATA

The following tables present a summary of our consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS (individually referred to as NIFs for their initials in Spanish), which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total shareholders’ equity is also provided in the following tables. Note 28 to our audited consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to our business.

Through December 31, 2007, MFRS Bulletin B-10, Comprehensive Effects of Inflation on Financial Information, provided for recognition of certain effects of inflation on non-monetary assets and non-monetary liabilities as well as the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Beginning on January 1, 2008, NIF B-10, Effects of Inflation, became effective and provides that if the cumulative inflation in Mexico measured by the Mexican Consumer Price Index (Índice Nacional de Precios al Consumidor, or NCPI) in the most recent three-year period is below 26%, we are required to cease recognizing the effects of inflation in our financial statements. Because the NCPI in each of the three-year periods ended December 31, 2008 and December 31, 2009 was below 26%, we ceased recognizing the effects of inflation in our financial statements as of January 1, 2008.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this annual report on Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. We publish our audited consolidated financial statements in pesos.

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.0576 to U.S.$ 1.00, the noon buying rate for pesos on December 31, 2009, as published by the U.S. Federal Reserve Board. On June 25, 2010 the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps. 12.70 to U.S.$ 1.00.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. When we refer to “terminal passengers” we mean the sum of all arriving and departing passengers on commercial and general aviation flights, other than transit passengers. “Transit passengers,” or “through passengers,” are those who are generally not required to change aircraft while on a multiple-stop itinerary and who generally do not disembark their aircraft to enter the terminal building. When we refer to “total passengers,” we mean the sum of terminal passengers and transit passengers. When we refer to “commercial aviation passengers,” we mean the sum of terminal and transit passengers, excluding general aviation passengers, such as those on private non-commercial aircraft. Country-wide data for Mexico presented herein are based on commercial aviation passengers, but we generally measure our operations based on terminal passengers.

This annual report on Form 20-F contains references to “air traffic movements” which represent the sum of all aircraft arrivals and departures of any kind at an airport.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data for the periods indicated.

	Year ended December 31,
	2005		2006		2007		2008		2009		2009
	(thousands of pesos)(1)										(thousands of dollars)(2)
Income statement data:
MFRS:
Revenues:
Aeronautical services(3)	Ps.	2,281,135	Ps.	2,480,210	Ps.	2,812,869	Ps.	2,762,198	Ps.	2,537,262	U.S.$	194,313
Non-aeronautical services(4)		516,509		565,983		664,455		728,587		728,978		55,828
Total revenues		2,797,644		3,046,193		3,477,324		3,490,785		3,266,240		250,141
Operating costs:
Costs of services:
Employee costs		308,529		323,104		351,699		363,417		335,628		25,704
Maintenance		131,581		127,430		142,361		165,604		179,406		13,740
Safety, security & insurance		91,891		102,728		106,251		110,950		110,666		8,475
Utilities		72,331		85,397		90,307		113,078		91,267		6,990
Other		98,231		121,088		148,501		199,680		152,348		11,667
Total costs of services		702,563		759,747		839,119		952,729		869,315		66,575
Technical assistance fees(5)		99,718		109,277		125,857		118,226		111,721		8,556
Concession taxes(6)		138,944		151,333		172,846		173,533		162,507		12,445
Depreciation and amortization:
Depreciation(7)		46,498		94,050		81,299		87,180		82,455		6,315
Amortization(8)		619,778		650,087		672,798		711,071		746,380		57,161
Total depreciation and amortization		666,276		744,137		754,097		798,251		828,835		63,475
Total operating costs		1,607,500		1,764,494		1,891,919		2,042,739		1,972,378		151,052
Income from operations		1,190,143		1,281,699		1,585,405		1,448,046		1,293,862		99,089
Net comprehensive financing income		12,484		30,189		97,343		214,878		58,209		4,458
Other income (expense)		(1,602)		245		(2,352)		7,543		(11,710)		(897)
Income before income taxes		1,201,026		1,312,133		1,680,396		1,670,467		1,340,361		102,650
Income tax expense		489,757		384,108		277,577		129,625		140,917		10,792
Consolidated net income		711,269		928,025		1,402,819		1,540,842		1,199,444		91,858
Basic and diluted earnings per share(9)	Ps.	1.2679	Ps.	1.6542	Ps.	2.5000	Ps.	2.7486	Ps.	2.1400	U.S.$	0.1639
Basic and diluted earnings per ADS(9)	Ps.	12.6790	Ps.	16.5425	Ps.	25.0000	Ps.	27.4860	Ps.	21.4005	U.S.$	1.6389
Dividends per share(10)	Ps.	2.0249	Ps.	1.3802	Ps.	2.0884	Ps.	2.0000	Ps.	2.1390	U.S.$	0.1638
Dividends per ADS(10)	Ps.	20.2494	Ps.	13.8024	Ps.	20.8840	Ps.	20.0000	Ps.	21.3904	U.S.$	1.6382

U.S. GAAP:
Revenues	Ps.	2,766,163	Ps.	3,039,294	Ps.	3,486,430	Ps.	3,580,027	Ps.	3,231,628	U.S.$	247,490
Income from operations		1,540,412		1,595,564		1,975,322		2,017,296		1,627,626		124,650
Consolidated net income		959,348		1,141,292		1,756,760		1,961,180		1,476,420		113,070
Basic earnings per share(9)		1.7230		2.0498		3.1551		3.5248		2.6542		0.2033
Diluted earnings per share(11)		1.7101		2.0344		3.1315		3.4984		2.6342		0.2017
Basic earnings per ADS(9)		17.2300		20.4978		31.5510		35.2480		26.5416		2.0327
Diluted earnings per ADS(11)		17.1011		20.3442		31.3150		34.9840		26.3423		2.0174

	Year ended December 31,
	2005		2006		2007		2008		2009		2009
	(thousands of pesos)(1)										(thousands of dollars)(2)
Other operating data :
Total terminal passengers (thousands of passengers)(12)		19,135		20,514		23,565		22,252		19,286		19,286
Total air traffic movements (thousands of movements)		415		446		509		465		405		405
Total revenues per terminal passenger(13)	Ps.	146	Ps.	148	Ps.	148	Ps.	157	Ps.	169	U.S.$	13

Balance sheet data:
MFRS:
Cash and cash equivalents	Ps.	845,712	Ps.	931,109	Ps.	1,426,683	Ps.	1,506,004	Ps.	1,821,150	U.S.$	139,470
Total current assets		1,382,491		1,707,940		2,313,484		2,730,299		2,817,240		215,755
Airport concessions, net		18,483,014		18,051,504		17,619,994		17,188,483		16,756,973		1,283,312
Rights to use airport facilities, net		2,583,549		2,483,565		2,383,582		2,283,598		2,188,235		167,583
Total assets		26,283,952		26,475,100		27,526,277		28,141,694		28,381,915		2,173,594
Current liabilities		251,158		276,734		600,352		673,872		612,457		46,904
Total liabilities		307,303		344,738		1,164,712		1,404,048		1,601,361		122,639
Total shareholders’ equity(14)		25,976,649		26,130,362		26,361,565		26,737,646		26,780,554		2,050,955

U.S. GAAP:
Cash and cash equivalents		845,712		931,109		1,426,683		1,506,004		1,821,150		139,470
Total current assets		1,392,973		1,719,498		2,342,739		2,768,115		2,862,816		219,245
Assets under concession (“Rights to use airport facilities” under MFRS)		2,407,618		2,279,855		2,152,093		2,024,330		1,901,188		145,600
Total assets		12,743,850		13,212,582		14,622,023		15,570,870		16,124,951		1,234,910
Current liabilities		258,820		290,453		598,267		673,872		612,457		46,904
Total liabilities		356,272		410,216		1,208,751		1,423,068		1,614,174		123,620
Total shareholders’ equity(14)		12,387,577		12,802,366		13,413,272		14,147,802		14,510,777		1,111,290

Other data:
MFRS: (15)
Net resources provided by operating activities	Ps.	1,559,611	Ps.	1,525,469	Ps.	2,020,236		N/A		N/A		N/A
Net resources used in financing activities		(1,135,979)		(774,311)		(593,045)		N/A		N/A		N/A
Net resources used in investing activities		(634,210)		(665,760)		(931,617)		N/A		N/A		N/A
Net cash provided by operating activities		N/A		N/A		N/A	Ps.	1,614,567	Ps.	2,212,375	U.S.$	169,431
Net cash used in investing activities		N/A		N/A		N/A		(521,974)		(542,114)		(41,517)
Net cash used in financing activities		N/A		N/A		N/A		(1,013,272)		(1,002,679)		(76,789)
Increase (decrease) in cash and cash equivalents		(210,578)		85,397		495,574		79,321		667,582		51,126

U.S. GAAP:(16)
Net cash provided by operating activities		1,536,515		1,531,671		1,938,034		1,570,465		2,161,892		165,566
Net cash used in investing activities		(593,041)		(649,195)		(807,504)		(546,861)		(925,511)		(70,879)
Net cash used in financing activities		(1,135,979)		(774,312)		(593,045)		(944,283)		(921,235)		(70,552)
Effect of inflation accounting		(18,073)		(22,767)		(41,911)		N/A		N/A		N/A
Increase (decrease) in cash and cash equivalents		(210,578)		85,397		495,574		79,321		315,146		24,135

(1)	All peso amounts through December 31, 2007 are expressed in constant pesos with purchasing power as of December 31, 2007. Beginning January 1, 2008, balances and transactions are denominated in pesos of different purchasing power. Per-share peso amounts are expressed in pesos (not thousands of pesos). Operating data are expressed in the units indicated.
(2)	Translated into dollars at the rate of Ps. 13.0576 per U.S. dollar, the noon buying rate on December 31, 2009, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in dollars (not thousands of dollars). Operating data are expressed in the units indicated.
(3)	Revenues from aeronautical services principally consist of a fee for each departing passenger except diplomats and infants, aircraft landing fees, an aircraft parking fee, a fee for the transport of passengers from an aircraft to a terminal building, a security charge for each departing passenger and other sources of revenues subject to regulation under our maximum rates. See “Item 4, Information on the Company—Regulatory Framework” herein for a description of our regulatory framework, including our maximum rates.
(4)

Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from car parking charges, leasing of commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues. Pursuant to our operating concessions and Mexico’s Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently regulated under the Mexican Airport Law but are excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates.

(5)	Beginning January 1, 2000, we began paying Aeropuertos Mexicanos del Pacífico, S.A. de C.V., or AMP, a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
(6)	As of November 1, 1998, each of our subsidiary concession holders has been required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues.
(7)	Reflects depreciation of fixed assets.
(8)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(9)	Based on the ratio of 10 Series B shares per ADS. For MFRS purposes, based on a weighted average of 561,000,000 common shares outstanding for the years ended December 31, 2005, 2006 and 2007; and 560,594,812 and 560,473,972 common shares outstanding for the years ended December 31, 2008 and 2009, respectively. For U.S. GAAP purposes, based on a weighted average of 556,792,500 common shares outstanding for the years ended December 31, 2005, 2006 and 2007; and 556,387,312 and 556,266,472 common shares outstanding for the years ended December 31, 2008 and 2009, respectively.
(10)	Dollar amounts per share were $0.1807 in 2005, $0.1232 in 2006, $0.1913 in 2007, $ 0.1446 in 2008, and $0.1638 in 2009, and per ADS were $1.8071 in 2005, $1.2317 in 2006, $1.9130 in 2007, $1.4460 in 2008, and $1.6382 in 2009.
(11)	Based on the ratio of 10 Series B shares per ADS. Based on a weighted average of 561,000,000 common shares and common share equivalents outstanding for the years ended December 31, 2005, 2006 and 2007, and 560,594,812 and 560,473,972 common shares and common share equivalents outstanding for the years ended December 31, 2008 and 2009, respectively.
(12)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(13)	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).
(14)	Total shareholders’ equity under MFRS reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.
(15)	As of January 1, 2008, NIF B-2, Statement of Cash Flows under MFRS was effective, which requires a presentation of a statement of cash flows showing cash movements only. This presentation differs substantially from that required by the previous Bulletin B-12 Statement of Changes in Financial Position, which was in effect through December 31, 2007. As B-2 requires this change be enacted prospectively, the Company prepared a statement of cash flows for the year ended December 31, 2008 and December 31, 2009, and a statement of changes in financial position for prior years.
(16)	U.S. GAAP cash-flow data is expressed in nominal Mexican pesos.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos for the years ended December 31, 2005 through December 31, 2008. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009, are based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. All amounts are stated in pesos and have not been restated in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average(1)
2005	11.41	10.41	10.63	10.88
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.97
2008	13.94	9.92	13.83	11.14
2009	15.41	12.63	13.06	13.58
December 2009	13.08	12.63	13.06	12.86
2010:
January 2010	13.03	12.65	13.03	12.81
February 2010	13.19	12.76	12.76	12.94
March 2010	12.74	12.30	12.30	12.57
April 2010	12.41	12.16	12.24	12.23
May 2010	13.14	12.27	12.86	12.73

Sources:	Federal Reserve Bank of New York and U.S. Federal Reserve Board.
(1)	Average of month-end rates or daily rates, as applicable.

On June 25, 2010, the exchange rate for pesos was Ps. 12.70 per U.S. $1.00 as published by the U.S. Federal Reserve Board.

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

RISK FACTORS

Risks Related to Our Operations

The global economic and financial crisis has adversely affected our business and may continue to do so.

The global economic and financial crisis that began in 2007 and continued through 2009 led to high volatility and lack of liquidity in the global credit and other financial markets. Such downturns in the U.S. and global economies have led to increased commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally. These conditions have also limited the availability of credit and increased financial costs for companies around the world, including in Mexico and the United States. The volatility of the credit and capital markets can significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

If the global economy does not recover as expected or falls back into a recession, our business and results of operations may continue to be adversely affected.

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals we operate and are collected by the airlines and paid to us. In 2007, 2008 and 2009, passenger charges represented 67.2%, 65.3% and 64.0%, respectively, of our total revenues.

Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico and the United States, the political situation in Mexico and elsewhere in the world, public health crises, the attractiveness of the destinations that our airports serve relative to those of other competing airports, fluctuations in petroleum prices, disruptions of global debt markets and changes in regulatory policies applicable to the aviation industry. Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

Negative economic developments in Mexico could reduce domestic passenger traffic at our airports, which would adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from foreign tourism, Mexican domestic passengers in recent years have represented approximately two-thirds of the passenger traffic volume in our airports. In addition, all of our assets are located, and all of our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic in our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the ongoing recession in Mexico see also “—Risks Related to Mexico—Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” in this section and “Item 5, Operating and Financial Review and Prospects—Recent Developments—Economic Downturn.”

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2009, 87.7% of the international terminal passengers served by our airports arrived and departed on flights originating in or departing primarily to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2009 the U.S. gross domestic product decreased at an annualized rate of 2.4%, and although the U.S. economy has shown signs of improvement, if the U.S. economy fails to continue improving or if it falls back into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic from the United States.

Other trends and developments in the United States may also adversely impact the frequency and pattern of our international passenger traffic. For example, any development that could make travel to and from the United States less attractive to our passengers, including legislative developments related to immigration policy in the United States, could negatively affect the level of passenger traffic in our airports, which may adversely affect our business, financial condition or results of operations.

Levels of passenger and cargo traffic volumes and air traffic at our airports are highly sensitive to the impact on airlines of international petroleum prices and access to credit.

Our revenues are closely linked to passenger and cargo traffic volumes and air traffic movements at our airports, which are determined by the operating levels of airlines at our airports. Airlines’ costs are highly sensitive to the price of petroleum and their access to credit to finance their operations. Increased costs may increase ticket prices and reduce fleets thereby decreasing flight frequencies and negatively impacting passenger and cargo traffic volumes.

International petroleum prices have experienced significant volatility in the recent past, reaching record highs in the third quarter of 2008. The price of fuel is subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. Increases in airlines’ costs as a result of higher petroleum prices may lead to higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally, which may reduce passenger and cargo traffic at our airports.

Most airlines also depend on reliable access to credit at interest rates they can afford to finance their fleet of aircraft and make other large investments. As evidenced by the recent global recession and financial crisis, high interest rates and disruptions in the global debt markets had an adverse effect on airlines’ ability to operate their fleets, forcing many to raise ticket prices, cancel routes, decrease the frequencies of flights or forego scheduled investments. Such reductions in operations by airlines has led to lower passenger and cargo traffic volumes at our airports, which has had an adverse impact on our result of operations.

See “—The loss of or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues” below for a more detailed description of which of our major airline customers have recently reduced or cancelled operations at our airports.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2009, approximately 80.6% of our revenues were generated from four of our 12 airports. The following table lists the percentage of total revenues generated at our airports in that year:

Airport	For year ended December 31, 2009
Guadalajara International Airport	34.2%
Tijuana International Airport	12.9%
Puerto Vallarta International Airport	16.2%
Los Cabos International Airport	17.3%
Eight other airports	19.4%

Total	100.0%

As a result of the substantial contribution to our revenues from these four airports, any event or condition affecting these airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our Los Cabos International Airport and our Puerto Vallarta International Airport) may vary as a result of factors beyond our control, including the level of tourism in Mexico. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancún and Acapulco, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico, particularly as a result of the uncertainty and safety concerns resulting from the government’s ongoing effort against drug cartels. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels, and a reduction in tourism to the destinations served by our airports could directly and indirectly affect our revenues from aeronautical and non-aeronautical services.

International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.

International events such as the terrorist attacks on the United States on September 11, 2001, wars such as the one in Iraq and public health crises such as the recent Influenza A/H1N1 epidemic have negatively affected the frequency and pattern of air travel worldwide in recent years.

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

In April 2009, Mexico, as well as several other countries, was affected by an outbreak of Influenza A/H1N1. As a result of the outbreak, a number of countries, including the United States, Great Britain and France, as well as the European Union advised against nonessential travel to Mexico, although these advisories had been lifted by the end of May 2009. While we cannot completely isolate the impact on travel of the advisories and restrictions imposed by national and international governments from other potential factors such as the economy, our domestic passenger traffic and international passenger traffic declined by 33.3% and 43.7%, respectively during May 2009 (in each case compared to May 2008). As a result of these declines, our results of operations have been adversely affected. Moreover, we have also been required by Mexican authorities to undertake certain safety measures at our airports to prevent the further spread of Influenza A/H1N1, which may further deter passengers from traveling and increase our cost of operation. Although as of January 2010, the World Health Organization reported that outbreaks of Influenza A/H1N1 continued to decline or remained low in Mexico, a new outbreak could once again disrupt our operations and significantly affect passenger and cargo traffic levels. For more information on the Influenza A/H1N1, please see “Item 5, Operating and Financial Review and Prospects—Recent Developments—Influenza A/H1N1.”

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

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 51.7% of our total employees as of December 31, 2009), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to, and has experienced, increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports. As a result, our general liability insurance premiums for 2002 and 2003 increased substantially relative to our 2001 premiums, and we cannot predict whether there may be additional increases in the future. In 2004, our aggregate insurance cost was more than double our aggregate insurance cost for 2001. Since August 1, 2003, we have carried a Ps. 500 million insurance policy covering damages to our property resulting from terrorist acts. Since January 2003, we have carried an insurance policy covering personal and property damages to third parties resulting from terrorist acts. The coverage provided by this policy since 2007 is U.S.$ 150 million. Because our insurance policies do not cover all losses and liabilities resulting from war or terrorism, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs would have an adverse effect on our results of operations.

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

The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. In December 2009 the Company signed a supply contract with Rapiscan Systems for the purchase and installation of new baggage screening equipment in 2010. Although we will incur significant capital expenditures installing this screening system, we believe that the operation of this equipment is the responsibility of our airline customers under the Mexican Airport Law. However, if it is decided that it is our responsibility to operate the screening systems, we would do so only after we reach a written agreement with our airline customers regarding the allocation of cost and responsibility. If that occurs, our exposure to liability could increase. We expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment, which could restrict our liquidity and adversely affect our results of operations.

While enhanced security at our airports has not resulted in a significant increase in our operating costs to date other than as mentioned above, we may be required to adopt additional security measures in the future.

Our revenues and profitability may be adversely affected if we fail in our business strategy.

Our ability to increase our revenues and profitability depends in part on our business strategy, which consists of setting prices as close as possible to our regulatory maximum rates for any given year, reducing operating costs, increasing passenger and cargo traffic at our airports and increasing revenues from commercial activities.

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

The loss of or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

Consorcio Aeroméxico, S.A. de C.V., or Consorcio Aeroméxico (controlled by the Mexican government until October 2007), a holding company that owns Aeroméxico and Aeroméxico Connect (formerly Aerolitoral); Concesionaria Vuela Compañía de Aviación, S.A. de C.V., or Volaris; and Grupo Mexicana (controlled by the Mexican government until December 2005), a holding company that owns Mexicana, Click Mexicana and Mexicana Link; accounted for 13.7%, 13.1% and 10.1%, respectively, of the total revenues generated in our airports in 2009.

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduce their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. For example, beginning in August 2009, Consorcio Aviaxsa, S.A. de C.V., or Aviacsa, which accounted for 2.7% of the total revenues generated in our airports in 2008, discontinued operations at our airports due to a suspension by the Mexican regulatory authorities.

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. See “Item 4, Business Overview—Our Sources of Revenues—Aeronautical Services—Passenger Charges”. According to the new agreements that took effect on November 1, 2009, an airline could have a grace period of up to 60 days for payment. If an airline wanted a grace period of any amount up to the 60-day limit, the airline was required to secure the grace period with cash, bonds or other collateral equal to the charges the airline would incur during a period of 30 days beyond the length of the agreed-upon grace period. Thus, in the event of insolvency or suspension of operations by an airline, we would be able to collect passenger charges invoiced to that airline up to the value of the collateral. Although we would have a 30-day buffer beyond the grace period, our cash flows from operations or our results of operations could be negatively affected if such collateral were not sufficient to cover the outstanding debt. Thus, in the event of any suspension of operations by an airline or such insolvency, we would not be assured of collecting 100% of the amounts invoiced to that airline for passenger charges, nor could we be assured that we would recover, in the short term, the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

Additionally, some of our commercial clients have had difficulty making their payments to our airports. As a result, we have tried to renegotiate terms with many clients to keep them at our airports. Despite our efforts, however, some clients have decided to leave our commercial spaces and cancel their contracts. This could potentially have a negative effect on our revenues.

The main domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future.

From 2000 to mid-2003, the principal domestic airlines operating at our 12 airports—Aeroméxico, Mexicana, Aeromar and Aeroméxico Connect—refused to pay certain increases in the specific prices we charge for aeronautical services. As part of this dispute, these airlines brought proceedings challenging the privatization of the Mexican airport sector and the methodology for calculating the maximum rate system applicable under the privatization of all of the airport groups in Mexico. See “Item 4, Business Overview—Principal Customers—Principal Aeronautical Services Customers—Airline Customers.”

Although these prior disputes were resolved by 2006, because only a few airlines contribute a majority of our revenues our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, because of the current economic downturn, the airlines that generally operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years, which could adversely impact our result of operations.

The airlines at our airports may refuse to continue collecting passenger charges on our behalf or we may decide to collect passenger charges ourselves, which would result in increased costs for us.

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). Currently, we have entered into collection agreements with the airlines that operate at our airports to collect those passenger charges on our behalf. As a result, passenger charges are automatically included in the cost of a passenger’s ticket and we issue invoices for those charges to each airline. See “Item 4, Business Overview—Our Sources of Revenues—Aeronautical Services—Passenger Charges.”

We and the airlines with which we have these collection agreements have the right to cancel them with prior notice to the other party. If we or one of our airline customers were to cancel a collection agreement, we would have to implement a collection system of our own to collect passenger charges from passengers directly. The installation and operation of such a collection system would result in additional costs for us, which would negatively impact our results of operations.

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

A portion of the land comprising the Tijuana International Airport was expropriated by the Mexican government in 1970 pursuant to its power of eminent domain. Prior to its expropriation, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido. The former ejido participants have asserted indemnity claims against the Mexican government challenging the 1970 expropriation decree. Our Tijuana airport subsidiary has been joined in the proceedings, but only as an interested third party. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, received a judgment in its favor. The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be assessed. Depending on which particular area is to be restituted, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations. We have contested this latest ruling in a second appeal, the outcome of which is currently pending. See “Item 8, Legal Proceedings—Ejido Participants at Tijuana Airport.”

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

We remain subject to ongoing real estate tax claims that have been asserted against us by the municipal authorities of Mexicali, Tijuana, Puerto Vallarta and Hermosillo for the payment of property taxes with respect to the property on which we operate our airports in those cities, and similar claims have been and may be asserted by other municipal authorities where we operate our airports. We believe that under the law, the Mexican government, as the owner of the property upon which we operate our airports, would currently be responsible for paying these taxes directly if a court were to determine that these taxes must be paid in response to any future proceedings. See “Item 8, Financial Information—Legal Proceedings—Property tax claims by certain municipalities” for a full discussion of these property tax proceedings.

In addition, on May 28, 2010, the State Legislature of Jalisco sent to the Mexican Congress a legislative initiative in which they requested that Congress consider changing the current Mexican Airport Law so that privately held airports operating on federal land would be subject to municipal taxes.

If the Mexican government changes the current laws or if we do not prevail in the aforementioned proceedings, these tax liabilities could have a material adverse effect on our financial condition and results of operations.

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

The Mexican tax authority (Servicio de Administración Tributaria, or SAT), in connection with its review of the year 2005, sent us official notices in 2008 and 2009 stating that, under its criteria, the fiscal amortization rate used for each of the Aguascalientes, La Paz, Morelia and Mexicali airports’ concession values was incorrect. We initiated legal proceedings in federal tax court to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning the Company’s position on amortization. If the tax court determines that the airports are in violation, those airports would be required to modify their tax calculations since 2005, which could negatively affect our net income.

Risks Related to the Regulation of Our Business

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2007, 2008 and 2009, approximately 80.9%, 79.1% and 77.7% respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot assure that we will not encounter difficulties in complying with these laws, regulations and instruments. Although our maximum rates through 2014 have been set, we cannot predict how our master development program for the next five-year period from 2015 to 2019 will be determined. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the master development program and the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that we or any of our airports will be profitable.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through 2014. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4, Information on the Company—Regulatory Framework—Aeronautical Services Regulation.” Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index, Índice Nacional de Precios al Productor, excluding petroleum). Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican laws and regulations that structure and influence our business, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company—Regulatory Framework—Aeronautical Services Regulation—Special Adjustments to Maximum Rates.” Therefore, there can be no assurance that any such request would be made or granted.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates.

In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year term ending 2014, an annual efficiency adjustment factor of 70 basis points was established by the Ministry of Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company—Regulatory Framework—Aeronautical Services Regulation—Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2007, 2008 and 2009 our revenues subject to maximum rate regulation represented 99.7%, 99.2% and 99.7%, respectively, of the amount we were entitled to earn under the maximum rates for all of our airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

The specific prices we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican Producer Price Index excluding petroleum, and the value of the peso relative to the U.S. dollar. These variables are outside of our control. Our projections could differ from the applicable actual data, and if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our airports during that year.

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

In prior years, in order to ensure our compliance with the maximum rate at a particular airport when the possibility of exceeding that maximum rate has arisen, we have taken actions in the latter part of the year, such as reducing our specific prices and offering discounts. We can offer no assurance that, should external factors cause us to risk exceeding our maximum rates close to or at the end of any given year, we will have sufficient time to take the actions described above in order to avoid exceeding our maximum rates prior to year-end.

The Mexican government may terminate or reacquire our concessions under various circumstances, some of which are beyond our control.

Our concessions are our principal assets, and we would be unable to continue operations without them. A concession may be revoked by the Mexican government for certain prescribed reasons, including failure to comply with our master development programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in Mexico, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of our concessions. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. Our concessions may also be terminated upon our bankruptcy or insolvency.

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

The Mexican government may also revoke one or more of our concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. The Mexican government may also assume the operation of any airport in the event of war, public disturbance or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government under Mexican law is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers. In the case of a mandated change in our operations, the Mexican government is required to compensate us for the cost of that change. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. There can be no assurance that we would receive compensation equivalent to the value of our investment in, or any additional damages related to our concessions and related assets in the event of such action.

In the event that any one of our airports’ concessions is terminated, whether through revocation or otherwise, our other concessions may also be terminated. Thus, the loss of any concession would have a material adverse effect on our business and results of operations.

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

One factor that may significantly increase competition from other airports is the expansion of the permits of existing private airports that are currently not permitted to operate regular commercial routes. Under Mexican law, any privately held airport that has operated with a permit to give public service for at least five years automatically acquires the right to also operate regularly scheduled commercial flights and to receive a concession to operate as a public service airport. In addition, through an amendment proposed by the Ministry of Communications and Transportation and confirmed by the Presidency, an airport operating with a permit to give public service could become an international airport. For example, the owner of a small private airport near Cabo San Lucas received a permit to offer public service in March 2008 from the Ministry of Communications and Transportation. On November 4, 2009, in response to a petition to the Ministry of Communications and Transportation, this airport was authorized to operate regular commercial routes for domestic and international flights. Accordingly, this airport could eventually begin operating commercial flights, domestic or international, and compete with our Los Cabos International Airport.

Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot provide assurance that we would participate in such process, or that we would be successful if we were to participate. Please see “Item 4, Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets—Grants of New Concessions” below.

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

Risks Related to Our Controlling Shareholder

AMP controls our management, and AMP’s interests may differ from those of other shareholders.

AMP holds Series BB shares currently representing 15% of our outstanding capital stock. Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right (upon consultation with our Nominations and Compensation Committee) to appoint and remove our top-level executive officers, to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members), except for the Audit Committee whose members are selected according to Mexican and U.S. independence standards. AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring the approval of our shareholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014 AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. In addition, shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the shareholders’ meeting of AMP and ultimately at our shareholders’ meetings. For example, recent disputes among AMP’s shareholders have prevented voting on certain resolutions at our April 27, 2010 Shareholders’ Meetings, and eventually led to the suspension of trading of our shares on the Mexican Stock Exchange and NYSE from June 2, 2010 until June 14, 2010. See “Item 7, Major Shareholders and Related Party Transactions—Major Shareholders”. We cannot predict the consequences that could result from these conflicts or from any similar conflicts in the future. It is also not possible to predict the effects that such events might have on the price of our stock or our market value.

AMP’s veto, appointment and other rights could adversely impact our operations and constitute an obstacle for us to bring in a new strategic shareholder and/or operator. Through the right to appoint and remove members of our senior management, AMP directs the actions of our management in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. The interests of AMP may differ from those of our other shareholders and be contrary to the preferences and expectations of our other shareholders, and we can offer no assurance that AMP and the officers appointed by AMP will exercise their rights in ways that favor the interests of our other shareholders.

If AMP should decide to sell all or a portion of its interest in us, our operations could be adversely affected.

AMP currently exercises a substantial influence over our management, as described above. Our bylaws and certain of the agreements executed in connection with the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since that date, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. After August 25, 2009, AMP may additionally sell in any year up to 20% of its remaining 51% interest in our Series BB shares. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Should AMP divest its interest in us or cease to hold Series BB shares, our management could change significantly and our operations could be adversely affected as a result. The termination of the technical assistance agreement with AMP may also adversely affect or disrupt our operations. See “Item 4, Information on the Company—History and Development of the Company—Investment by AMP.”

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

Although we believe AMP satisfies all their requirements under the privatization guidelines and the participation agreement, there can be no assurance that future allegations or official inquiries relating to AMP’s compliance with its obligations under those requirements will not take place. In the event of future inquiries or an official finding that AMP is or was not in compliance with the requirements of the privatization guidelines or the participation agreement, AMP could be subject to fines and the technical assistance agreement between us and AMP could be terminated, which could have a material effect on our operations. In addition, there can be no assurance that any such developments would not result in a material decrease in the market value of our shares or ADSs.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. According to the Mexican National Statistical, Geographic and Information Institute (INEGI), GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. Although the Mexican economy has recently shown signs of improvement, the Mexican economy is still recovering and gross domestic product in the fourth quarter of 2009 decreased 2.3% compared with the fourth quarter of 2008. For the first quarter of 2010 gross domestic product increased 4.3% compared to the first quarter of 2009 but decreased 0.35% in seasonally adjusted terms compared to the fourth quarter of 2009.

While interest rates in Mexico have recently decreased, Mexico historically has had, and in the future may have, high real and nominal interest rates. The annualized interest rates for Mexican Treasury Bills, Cetes, issued for 28-day period averaged approximately 9.2%, 7.2%, 7.2%, 7.7% and 5.4% for 2005, 2006, 2007, 2008 and 2009, respectively. As of April 30, 2010, the Interbank Equilibrium Interest Rate (Tasa de Interés Intercambiaria de Equilibrio or “TIIE”) issued for 28-day period was 4.95%. To the extent that we incur Peso-denominated debt in the future, it could be at high interest rates.

If the Mexican economy does not continue to recover, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. In 2008, the peso decreased substantially in value against the U.S. dollar, and while the peso has been gaining value against the dollar, it is possible that another substantial decrease in value could occur, which could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers.

Although all of our current indebtedness is denominated in pesos, depending on economic and credit market conditions in Mexico, we may incur dollar-denominated debt to finance investments we make in the future. Under this scenario, a devaluation of the peso would increase the debt service cost of such dollar-denominated indebtedness and result in foreign exchange losses.

In addition, fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange. As a result, such peso depreciations will likely affect the market price of the ADSs. Exchange rate fluctuations would also affect the ADS depositary’s ability to convert into U.S. dollars, and make timely payment of, any peso cash dividends and other distributions paid in respect of the Series B shares.

The value and prices of securities issued by Mexican companies may be adversely affected by developments in other countries.

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In October 1997, prices of both Mexican debt and equity securities decreased substantially as a result of the sharp drop in Asian securities markets. Similarly, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. The Mexican debt and equities markets were also adversely affected by the recent global recession and financial crisis.

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

National elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (PRI) with the election of President Vicente Fox Quesada, a member of the National Action Party (PAN) and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. On July 2, 2006, Felipe Calderon Hinojosa, also of the PAN, was elected to succeed him. While no single party currently has a majority in the Congress or Senate, the Congressional elections in July 2009 resulted in the PRI more than doubling its presence in the lower chamber of Mexico’s Congress, winning 237 of the 500 seats. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature and the current lack of alignment between the legislature and the President could result in instability or deadlock.

We cannot provide assurance that Mexican political events, over which we have no control, will not have an adverse effect on our financial conditions, results of operations or the market price of our securities.

High incidences of crime in Mexico, and drug trafficking in particular, could adversely affect our business.

A travel alert issued by the U.S. Department of State (Bureau of Consular Affairs) on May 6, 2010 (the “Travel Alert”), recommended the departure of dependents of U.S. government personnel from U.S. consulates in the Northern Mexican border cities of Tijuana, Nogales, Ciudad Juarez, Nuevo Laredo, Monterrey and Matamoros. According to the Travel Alert, while millions of U.S. citizens safely visit Mexico each year, some are victims of violence. The Travel Alert reported that gunfights involving the Mexican army, police and drug cartels have taken place in many towns and cities across Mexico but occur mostly in certain cities in northern Mexico, including Ciudad Juárez, Tijuana, Chihuahua City, Nogales, Matamoros, Reynosa and Monterrey.

According to the Travel Alert, a number of areas along the border continue to experience a rapid growth in many types of crimes. Robberies, homicides, petty thefts, and carjackings have all increased over the last year across Mexico, with notable spikes in Chihuahua, Sinaloa, and northern Baja California.

Higher incidences of crime throughout Mexico, and drug trafficking in particular, could have an adverse affect on our business as it may decrease the international passenger traffic directed to Mexico from abroad.

Natural disasters could adversely affect our business.

From time to time, the Pacific and Central regions of Mexico experience torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. For example, in December 2009 and April 2010, our Tijuana and Mexicali airports suffered the effects of an earthquake but experienced only minor damage. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our Financial Statements are prepared in accordance with MFRS, which differ from U.S. GAAP in a number of respects. Items on the financial statements of a company prepared in accordance with MFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP. Please see Note 28 to our audited consolidated financial statements and “Item 3. Key Information—Selected Financial Data.”

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment. We hold concessions to operate, maintain and develop 12 airports in the Pacific and central regions of Mexico. Each of our concessions has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years. As operator of the 12 airports under our concessions, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. For a description of our capital expenditures, see “—Master Development Programs” below.

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

Opening of Mexican Airports to Investment

In February 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. Under these guidelines, the Ministry of Communications and Transportation identified 35 of Mexico’s 58 principal airports as being suitable for investment. These 35 airports were divided into four groups: Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (currently consisting of our 12 airports), Grupo Aeroportuario del Sureste, or the Southeast Group (currently consisting of nine airports), Grupo Aeroportuario de la Ciudad de México, D.F., or the Mexico City Group (currently consisting of one airport) and Grupo Aeroportuario del Centro-Norte, or the Central-North Group (currently consisting of 13 airports). The guidelines generally provided for the airport groups to become open to investment through a two-stage program. All of the groups except the Mexico City Group have completed both stages of the program.

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

The following are AMP’s current shareholders:

•

AENA Desarrollo Internacional, S.A., or AENA, owns 33.33% of AMP. AENA is a wholly-owned subsidiary of Aeropuertos Españoles y Navegación Aérea, a Spanish state-owned company that manages all airport operations in Spain. Aeropuertos Españoles y Navegación Aérea operates 47 airports in Spain and is one of the largest airport operators in the world. Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, requiring our strategic shareholder to have, among other qualifications, an operating partner and a Mexican partner, AENA is one of AMP’s two key partners, acting as its operating partner. In addition to its investment in AMP, AENA also directly manages four other airports in Latin America. In addition, AENA owns 10.0% of Airport Concessions and Development Limited, which owns a British airport company that operates thirteen airports in Europe, North America and Latin America through ownership, concession or management arrangements.

•

Controladora Mexicana, (CMA) owns 33.33% of AMP. Controladora Mexicana is a Mexican joint venture company 50% owned by Pal Aeropuertos, S.A. de C.V. and 50% owned by Promotora Aeronáutica del Pacífico, S.A. de C.V.; Pal Aeropuertos, S.A. de C.V. is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo, an individual Mexican investor with substantial interests in Mexican real estate; Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Diez Barroso Azcárraga and her husband, Carlos Laviada Ocejo. Mrs. Diez Barroso has extensive experience in the magazine publishing industry and currently serves on the boards of directors of Teléfonos de México, S.A. de C.V., Grupo Financiero Inbursa, S.A. and Royal Caribbean Cruises, Ltd.; Mr. Laviada Ocejo, an individual Mexican investor with substantial interests in real estate development and automobile dealerships in Mexico City, currently serves on the board of directors of Toyota Mexico Dealers, A.C. Pursuant to the privatization guidelines described above, Controladora Mexicana is AMP’s second key partner, acting as its Mexican partner.

•

Desarollo de Concesiones Aeroportuarias, S.A., or DCA, a subsidiary of Abertis Infraestructuras, S.A. (“Abertis”), owns 33.33% of AMP. Abertis is a leading infrastructure manager in Europe, carrying out projects in the fields of motorways, telecommunications, airports, parking and logistics parks. Abertis operates in 17 countries on three continents. Abertis is listed on the Spanish stock exchange (Bolsa de Madrid) and forms part of the Ibex 35 index.

In 1999, AMP paid the Mexican government a total of Ps. 2,453.4 million (nominal pesos, excluding interest) (U.S.$ 261 million based on the exchange rates in effect on the dates of payment) in exchange for:

•	all of our Series BB shares, representing 15% of our outstanding capital stock;

•	an option to subscribe for up to 5% of newly issued Series B shares (since expired without being exercised); and

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

Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. In 2009, this fee amounted to Ps. 111.7 million. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its shareholders during the term of the agreement. The agreement is scheduled to expire August 29, 2014 and terminates on the date of the expiration of the participation agreement. The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

The technical assistance fee for 2000 and 2001 was fixed at U.S.$ 7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Since January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$ 4.0 million adjusted annually for inflation since August 25, 2000 (measured by the U.S. Consumer Price Index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this Committee, see Item 6 herein.

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

Our bylaws and certain of the agreements executed in connection with the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since that date, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. Since August 25, 2009, AMP has been permitted to sell in any year up to 20% of its remaining 51% interest in our Series BB shares. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer.

AMP Shares in Bancomext Trust

As required under the participation agreement entered into in connection with the Mexican government’s sale of our Series BB shares to AMP, AMP has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C., or Bancomext. For a description of this trust, see “Item 7, Major Shareholders and Related Party Transactions—Major Shareholders—AMP Trust, Bylaws and Stockholders’ Agreement.”

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

Master Development Programs

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

In December 2009, the Ministry of Communications and Transportation approved our master development programs for each of our airports for the 2010 to 2014 period. This 5-year program will be in effect from January 1, 2010 until December 31, 2014.

The following table sets forth our historical capital expenditures, which reflect our actual expenditures (as compared to our committed investments, which are presented further below), by airport, for the years indicated. The substantial majority of these investments were made under the terms of our master development programs.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2007		2008(1)		2009(1)
	(thousands of pesos)
Guadalajara	Ps.	238,682	Ps.	160,491	Ps.	112,905
Tijuana		25,401		38,512		70,814
Puerto Vallarta		178,223		26,723		35,718
Los Cabos		318,842		181,211		72,782
Hermosillo		17,330		22,271		57,904
Guanajuato		11,637		20,942		44,940
La Paz		8,594		10,215		27,036
Morelia		2,164		8,040		31,534
Mexicali		12,256		19,499		22,715
Aguascalientes		22,147		6,948		26,658
Los Mochis		15,254		13,120		17,924
Manzanillo		8,323		8,608		17,152
Other		72,764		5,394		4,032

Total	Ps.	931,617	Ps.	521,974	Ps.	542,114

(1)	As of December, 31, 2008 and 2009, the Company invested Ps. 223,530 thousand and Ps. 101,296 thousand, respectively, in capital expenditures, which at those dates were unpaid. Therefore, these figures do not reflect those investments.

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2007		2008(1)		2009(1)
	(thousands of pesos)
Terminals	Ps.	406,804	Ps.	138,161	Ps.	152,230
Runways and aprons		276,597		312,754		262,511
Machinery and equipment		65,966		39,470		85,148
Other		182,250		31,589		42,225

Total	Ps.	931,617	Ps.	521,974	Ps.	542,114

(1)	As of December, 31, 2008 and 2009, the Company invested Ps. 223,530 thousand and Ps. 101,296 thousand, respectively, in capital expenditures, which at those dates were unpaid. Therefore, these figures do not reflect those investments.

During 2007, 72.8% of our capital expenditures were funded by cash flows from operations, while the balance was funded with bank loans. Meanwhile, during 2008 and 2009, 27.3% and 26.6% respectively, of our capital expenditures were funded by cash flows from operations, while the balance was funded with bank loans. We expect to continue funding our capital expenditures in the future with new bank loans, however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our capital expenditures from 2007 through 2009 were allocated to the following types of investments at the majority of our airports:

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

The following tables set forth our estimated committed investments for each airport for 2005 through 2009 and for 2010 through 2014 under our master development programs. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation and have been adjusted by us to take into consideration increases in petroleum and steel prices since the Ministry’s approval. We are required to comply with the investment obligations under these programs on a year-by-year basis.

Estimated Committed Investments by Airport (2005-2009)

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

(2)	Reflects changes to the master development programs for our Puerto Vallarta and Los Cabos airports agreed to with the Ministry of Communications and Transportation in 2007.
(3)	Variations in estimated committed investment amounts reported by us from time to time are the result of changes in the allocation of investment amounts to different airports and revisions to, and deferrals of, investments in baggage screening systems.

Estimated Committed Investments by Airport (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Guadalajara	Ps.	102,144	Ps.	197,050	Ps.	138,683	Ps.	210,340	Ps.	171,416
Tijuana		96,721		167,515		27,304		8,300		3,432
Puerto Vallarta		113,328		186,583		92,500		24,200		21,800
Los Cabos		151,232		342,352		192,200		38,010		30,800
Hermosillo		18,173		24,675		12,900		2,032		13,300
Guanajuato		13,311		35,464		37,687		6,495		3,000
La Paz		2,200		2,800		8,500		41,290		2,750
Morelia		14,106		10,270		13,468		2,758		634
Mexicali		7,700		6,900		7,295		10,684		1,680
Aguascalientes		6,329		4,846		1,450		7,144		550
Los Mochis		13,400		8,300		19,300		24,910		2,700
Manzanillo		15,260		2,700		10,930		35,186		1,669

Total	Ps.	553,904	Ps.	989,455	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007 based on the Mexican Production, Merchandise and Construction Price Index (Índice Nacional de Precios a la Construcción), which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican Producer Price Index. Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.

The following tables set forth our estimated committed investments for 2005 through 2009 and for 2010 through 2014 by type of investment:

Estimated Committed Investments by Type (2005-2009)

	Year ended December 31,
	2005		2006		2007		2008		2009
	(thousands of pesos)(1)(2)(3)
Terminals	Ps.	220,943	Ps.	121,055	Ps.	247,043	Ps.	298,476	Ps.	225,305
Runways and aprons		154,424		350,617		212,660		187,384		180,045
Machinery and equipment		52,483		36,853		17,690		11,011		8,387
Baggage screening systems—initial investments		333,224		0		0		0		0
Baggage screening systems—additional investments		20,358		64,042		64,042		64,042		64,042
Other		64,761		74,822		67,086		45,512		34,208

Total	Ps.	846,193	Ps.	647,389	Ps.	608,521	Ps.	606,425	Ps.	511,987

(1)	Figures expressed in constant pesos as of December 31, 2004 based on the Mexican Production, Merchandise and Construction Price Index (Índice Nacional de Precios a la Construcción), which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican Producer Price Index. Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.
(2)	Reflects changes to the master development programs for our Puerto Vallarta and Los Cabos airports agreed to with the Ministry of Communications and Transportation in 2007.
(3)	Variations in estimated committed investment amounts reported by us from time to time are the result of changes in the allocation of investment amounts to different airports and revisions to, and deferrals of, investments in baggage screening systems.

Estimated Committed Investments by Type (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Terminals	Ps.	98,518	Ps.	453,053	Ps.	285,725	Ps.	164,669	Ps.	101,914
Runways and aprons		241,492		328,073		140,743		144,501		105,523
Machinery and equipment		117,655		83,700		62,630		38,902		33,225
Other		96,239		124,629		73,119		63,277		13,069

Total	Ps.	553,904	Ps.	989,455	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007 based on the Mexican Production, Merchandise and Construction Price Index (Índice Nacional de Precios a la Construcción), which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican Producer Price Index. Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.

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

The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. In December 2009, we entered into an Agreement with Rapiscan Systems for the installation of a new baggage screening system. The system is expected to be in operation at our 12 airports no later than November 2010. We do not, however, expect to operate the screening systems because we believe this to be the responsibility of our airline customers under the Mexican Airport Law. We would operate the screening systems only if we reach a written agreement with our airline customers regarding the allocation of cost and responsibility. If we are required to operate the new screening systems, our exposure to liability could increase. We expect to incur ongoing expenses to maintain the equipment we have purchased.

Differences between estimated committed investments and historical capital expenditures are due primarily to our not having yet installed this baggage screening equipment. As of December 31, 2009, funds of Ps. 352.4 million were placed in a trust in order to guarantee the funds for necessary capital expenditures for the period and the payment to the supplier of the baggage screening system. See Note 7 to our audited consolidated financial statements for a discussion of the trust. The installation of the new equipment was originally contemplated under our master development programs, but as a result of the issues outlined above, we do not believe that we are, or at any time have been, in legal breach of our master development programs.

We expect to continue funding the majority of our operations in the short-term and long-term through cash flow from operations, although we have incurred indebtedness. We allocated a majority of our investments for the period 2005 through 2009 to our five largest airports and our new master development program does the same. In particular, investments have been, and will continue to be, dedicated to expanding and remodeling the Guadalajara, Puerto Vallarta, Tijuana and Los Cabos international terminals.

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate 12 airports, which serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations, such as Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and a number of mid-sized cities, such as Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 26.7 million according to the INEGI. All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Our airports handled approximately 22.3 million and 19.3 million terminal passengers in 2008 and 2009, respectively, which we believe makes us the largest private airport operator in the Americas. As of December 31, 2009, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Airport and Auxiliary Services Agency. According to figures of the Mexican Airport and Auxiliary Services Agency, our commercial aviation passenger traffic accounted for approximately 21.4% and 26.7% of all arriving and departing commercial aviation passengers in Mexico in 2008 and 2009, respectively. In 2009, we recorded revenues of Ps. 3,266.2 million and net income of Ps. 1,199.4 million.

Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2009, ranked as the busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from California. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2009, according to the Mexican Bureau of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Guadalajara-Tijuana and Mexico City-Tijuana which ranked fourth and fifth among the busiest domestic routes in Mexico in 2009, according to the Mexican Bureau of Civil Aviation.

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

Principal Mexican Airports by Passenger Traffic

Airport	2009 Commercial Aviation Passengers(1) (in thousands)
Mexico City	24,220.2
Cancún	11,191.6
Guadalajara*	6,453.1
Monterrey	5,199.9
Tijuana*	3,407.4
Puerto Vallarta*	2,645.3
Los Cabos*	2,620.4
Toluca	2,489.6
Hermosillo*	1,174.4
Mérida	1,065.5

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.
Source:	Mexican Airport and Auxiliary Services Agency and Company data.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2009, our Guadalajara International Airport and our Tijuana International Airport constituted Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2008 and 2009, our Guadalajara International Airport and Tijuana International Airport together represented approximately 50.2% and 51.1%, respectively, of our terminal passenger traffic and 46.7% and 47.1%, respectively, of our total revenues.

Four of our airports, Puerto Vallarta International Airport, Los Cabos International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s third largest international tourist destination and Los Cabos the fourth in terms of visitors in 2009, according to the Mexican National Institute of Migration (Instituto Nacional de Migración or INM). Puerto Vallarta and Los Cabos attracted approximately 2.6 million terminal passengers each, in 2009. In 2009, our Puerto Vallarta International Airport and Los Cabos International Airport together represented 27.3% of our terminal passengers and 33.5% of our total revenues.

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 21.5 million international tourists in 2009, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2009 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

The remaining six airports in our group serve mid-sized cities—Hermosillo, León, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, León, Aguascalientes and Mexicali) and/or

serve as the hubs for important agricultural regions (León, Morelia and Los Mochis). Of these six airports, Hermosillo has the greatest passenger traffic volume. In 2009, Hermosillo accounted for approximately 6.1% of our terminal passenger traffic and 4.6% of our total revenues. In 2009, our six airports serving mid-sized cities accounted for approximately 18.0% of our terminal passenger traffic and 15.9% of our total revenues.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2007, 2008 and 2009 aeronautical services revenues represented approximately 80.9%, 79.1% and 77.7% respectively, of our total revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

Our revenues from aeronautical services are derived principally from the charges listed below. Aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket, and we issue invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

Before the opening of Mexico’s airports to private investment, all airports in Mexico had entered into agreements with national and foreign airlines under which the airlines were obligated to collect all passenger charges on behalf of the airports in exchange for being given a period of time in which to reimburse those passenger charges to the airports. The length of the reimbursement period was tied to the interest rate on short-term Mexican Treasury Bills, or Cetes, in order to allow airlines to accumulate interest that would compensate them for the costs they incurred in collecting those passenger charges.

In 2003 and 2005, we renegotiated these agreements and set payment periods of 26 to 152 days after our invoice delivery date. During 2008 and 2009 (through October 31, 2009), on average, we received payment within 75 to 86 days and 79 to 136 days, respectively. The passenger charges collection agreement that was in effect through October 31, 2009 maintained a term for payment which depended on the interest rates on the Cetes, with longer payment periods during periods of lower interest rates (within a defined range).

During 2009, however, we again renegotiated our passenger charges collection agreements with all of our airline customers. By November 2009 we had reached agreements with all of our airline customers. Under the new agreements, airlines requesting payment period extensions are obligated to: i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days (depending on each airline) after the “operational average date” (no longer than the invoice date) for such charges, and ii) provide cash, bonds, a stand by letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport by airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed upon level with respect to each airport and if it does not do so, must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays one of our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than 7 days after payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges.

In December 2006 we renewed our agreement with the Air Transportation Chamber, pursuant to which, in March 2007, we increased domestic passenger charges by amounts ranging from 7.28% to 17.28% at all of our airports and increased international passenger charges by amounts ranging from 7.28% to 15.28% at all of our airports. In February 2010, we signed a new agreement that allows a 10.1% increase in the maximum passenger charges rate for 2010 and an increase in the rest of our specific tariffs equal to the average increases of the Mexican Consumer Price Index (Índice Nacional de Precios al Consumidor) and the Mexican Producers Price Index excluding petroleum (Índice Nacional de Precios al Productor, excluyendo petróleo) published by the Mexican Central Bank for 2011.

Additionally, on December 30, 2009, the new maximum tariffs for our airports for the 2010 – 2014 five-year period were published in the Official Gazette of the Federation (Diario Oficial de la Federación). The combined maximum tariffs are expressed in workload units for each airport and were determined based on projected workload units (expressed in cargo-work units, whereby each cargo-work unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes), capital investments and operating expenses included in the master development program authorized for the 2010-2014 period. The maximum tariffs for the 2010-2014 period are expressed in pesos as of December 31, 2007 and are adjusted according to the efficiency factor. The maximum tariffs, however, are only adjusted for inflation according to the National Producer Price Index, excluding petroleum, at the end of any given period based on the National Producer Price Index, excluding petroleum at such date. Therefore the adjustments for inflation are not included in the current maximum rates as set at the beginning of each five-year period.

Although the Ministry of Communications and Transportation may in some cases authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

International passenger charges are currently dollar-denominated, but are invoiced and collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2007, 2008 and 2009, passenger charges represented approximately 83.2%, 82.5% and 82.4%, respectively, of our aeronautical services revenues and approximately 67.3%, 65.3% and 64.0%, respectively, of our total revenues. Passenger charges vary at each of our airports and are based on the destination of each flight. Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2007, 2008 and 2009, aircraft landing charges represented approximately 4.8%, 5.3% and 5.5%, respectively, of our aeronautical revenues and 3.9%, 4.2% and 4.2%, of our total revenues.

Aircraft Parking Charges

We collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We collect aircraft parking charges for aircraft that are loading and unloading passengers or cargo as well as for long-term aircraft parking that does not involve the loading or unloading of passengers or cargo. Aircraft parking charges that involve loading and unloading passengers or cargo vary based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client, while charges for long-term parking vary based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons. During 2007, 2008 and 2009 these charges represented 4.1%, 4.6% and 4.8%, respectively, of our aeronautical revenues and 3.3%, 3.6% and 3.8%, respectively, of our total revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Until March 2005, these charges were based on the amount of time each service was used, the number of these services used, the time of day the services were used, the origin and destination of the flight and the nationality of the airline or client. Since April 1, 2005, charges for use of passenger walkways continue to be assessed as described above, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles have been determined based on the number of trips taken between the terminal and the aircraft. Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Guanajuato international airports. During 2007, 2008 and 2009, these charges represented approximately 0.8%, 0.6% and 0.8%, respectively, of our aeronautical services revenues and approximately 0.7%, 0.5% and 0.6%, respectively, of our total revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly. In 2007, 2008 and 2009, these charges represented approximately 1.4% of our aeronautical services revenues and approximately 1.1% of our total revenues.

The Mexican Bureau of Civil Aviation, Mexico’s federal authority on aviation, and the Ministry of Public Security (Secretaría de Seguridad Pública) issue guidelines for airport security in Mexico. In response to the September 11, 2001 terrorist attacks in the United States, we took additional steps to increase security at our airports. At the request of the Federal Aviation Authority of the United States, the Mexican Bureau of Civil Aviation issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were implemented immediately and for an indefinite period of time.

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

Complementary Services

At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2007, 2008 and 2009, revenues from complementary service fees represented approximately 1.9%, 1.7% and 1.6% of our aeronautical revenues services, respectively 1.5%, 1.4% and 1.2% respectively, of our total revenues.

We currently maintain contracts with 26 companies that provide the majority of these complementary services at our 12 airports.

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

While we have been required to provide screening services for checked baggage since 2006, we have not provided any such services and therefore received no revenues for baggage screening in 2008 and 2009. In December 2009 we entered into a supply agreement with Rapiscan Systems in order to provide and install a system for the screening of all of checked baggage, and we are in the process of installing such equipment.

Leasing of Space to Airlines

In addition, we derive regulated revenues from leasing to airlines space in our airports that is necessary for their operations, such as ticket counters, monitors and back offices. In 2007, 2008 and 2009, leasing of space to airlines represented approximately 3.8%, 3.9% and 3.6 % of our aeronautical revenues services, respectively, and approximately 3.1%, 3.1% and 2.8%, respectively, of our total revenues.

Cargo Handling

In 2009, our 12 airports handled approximately 126.3 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 78.2% of the cargo handled by our 12 airports in 2009. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

Permanent Ground Transportation

We receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airports’ premises. Our revenues from providers of ground transportation services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis, are subject to price regulation.

Non-aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to our total revenues from non-aeronautical services has increased in recent years from approximately 18.5% in 2005 to approximately 22.3% in 2009 (revenues from non-aeronautical services represented approximately

20.9% of total revenues in 2008). We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside our terminals, and we are additionally beginning to focus on developing commercial spaces outside of our terminal buildings. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

We currently have the following types of commercial activities in each of our airports:

•

Parking facilities—Our main car parking facilities are at the Guadalajara International Airport and Tijuana International Airport, which together represented 72.2% of our total revenues from parking services in 2009, and represented more than 28.5% and 42.3%, respectively, of our non-aeronautical revenues from those airports. Until July 2008, the car parking facilities at the Guadalajara International Airport were managed through a service contract pursuant to which we paid 22% of the revenues of the parking facility to a third party for its operation and maintenance. In July 2008, we renegotiated and signed a new 12-month service contract under which we paid a fixed monthly fee in exchange for operation of the parking facility. In December 2008, we negotiated for the early termination of this service contract and since then have been operating the car parking facility at that airport. The parking facilities at our Tijuana International Airport were operated until 2007 by a third party pursuant to a long-term lease agreement. This agreement had been signed by our predecessor, the Mexican Airport and Auxiliary Services Agency, prior to when we were granted our concessions. Beginning on January 12, 2008, we began to operate the Tijuana International Airport parking lot. As a result, beginning in 2009, we have been directly operating the car parking facilities at all of our airports. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking.

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

•

Duty-free stores—We currently have duty-free stores at four of our 12 airports. These stores are most lucrative at our Puerto Vallarta, Los Cabos and Guadalajara airports, where we have a greater number of international passengers. In June 2009, a 10-year lease for a fixed-rent duty free store at Terminal 3 in Los Cabos ended. This allowed us to renegotiate the contract and obtain a royalty fee contract. All of the duty free stores located in our airports are now on leases where rent is based on a royalty fee.

•

Advertising—We currently have a contract with one of the leading advertising agencies in Mexico, pursuant to which we have developed a greater number of, and more strategically located, billboards and other advertising spaces at our airports.

•

Communications—We have consolidated all of the telephone and Internet service at our airports with one provider. All of our airports offer wireless Internet service. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers. During 2009, the vast majority of our airports began generating revenues from space leased to mobile phone operators.

•

Financial services—In recent years we have expanded and modernized the spaces we lease to financial services providers such as currency exchange bureaus and have additionally improved our contracts with several of the financial services providers at our airports to reflect a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•

Ground transportation—Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

Domestic passengers represented approximately 65.7% of our terminal passenger traffic in 2009. In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States. We believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers.

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. In 2009, revenues from non-aeronautical services in our airports accounted for 22.3% of the total revenues generated by our airports. As the main part of our business strategy, since we took over control of our airports we have made it a priority to increase our revenues from commercial activities in our airports, from a combination of:

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

In 2007, we added approximately 1,500 square meters of commercial space at the new international building in Puerto Vallarta, including two stores fully integrated with the passenger flows. One is a duty-free store and the other is the first convenience store in Mexico that all passengers must pass through in order to reach their gate. We also opened commercial areas at the Terminal 2 building at the Guadalajara International Airport. In 2007, we prepared two ambitious commercial redesign projects that were completed and started full operation at the end of 2008 at the Los Cabos Terminal 1 and in the domestic departures area in the Guadalajara International Airport. In 2008, we completed the expansion of the parking building in Guadalajara bringing the number of parking spaces from 1,500 to 3,000. In 2009, new space became available in the Guadalajara International Airport’s new domestic arrivals area and allowed us to create a 200 square meter retail area.

• Renegotiating agreements with terminal tenants to be more consistent with market practices.

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 89.5% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 97.2% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

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

As of June 25, 2010 the only material commercial activity at our airports that remains subject to third-party leases under which we receive only nominal revenue is the hotel at Guadalajara International Airport. A third party, Coco Club, was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the following commercial space at our Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure at the airport: (i) the commercial space located in the hallway leading to the gate area for domestic flights, (ii) the majority of the commercial space in the gate area itself, (iii) the commercial space in the bridge connecting the airport to the airport hotel and (iv) the hotel itself. In September 1998, Coco Club transferred all of these rights to another third party except for the right to operate the hotel for a period of 15 years from March 1993 in exchange for its obligation to construct such hotel. In May 2004, we recovered the right to operate the commercial areas previously operated by the third party that received its rights from Coco Club. Subject to the satisfaction of certain conditions, under the lease to operate the hotel, Coco Club was granted the right to renew the contract and continue operating the hotel for another 15-year period from March 2008 at below-market rates. Because we do not believe that Coco Club has satisfied all such conditions, we have not renewed the lease. As a result, in April 2008 we initiated legal proceedings against Coco Club to declare the lease to operate the hotel null and void due to Coco Club’s failure to satisfy all conditions in the prior lease agreement. These legal proceedings remain pending.

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

Our Airports

In 2009, our airports served a total of approximately 19.3 million terminal passengers. In 2009, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 51.1% of our total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main airports serving popular tourist destinations, together accounted for approximately 27.3% of our total terminal passenger traffic in 2009. Hermosillo International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 6.1% of our total terminal passenger traffic in 2009.

All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the revenues for each of the airports for the years indicated.

Revenues by Airport

	Year ended December 31,
	2007		2008		2009
	(thousands of Pesos)
Guadalajara	Ps.	1,163,027	Ps.	1,163,847	Ps.	1,115,670
Tijuana		477,779		465,185		422,710
Puerto Vallarta		528,527		585,226		527,723
Los Cabos		556,151		585,935		566,592
Hermosillo		156,333		156,487		151,856
Guanajuato		192,119		177,688		148,654
La Paz		93,578		81,916		81,754
Morelia		92,239		80,880		79,677
Mexicali		77,236		70,700		65,873
Aguascalientes		63,753		58,626		44,614
Los Mochis		38,652		29,963		30,243
Manzanillo		37,930		34,332		30,874

Total	Ps.	3,477,324	Ps.	3,490,785	Ps.	3,266,240

The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

Year ended December 31,

	2007			2008			2009
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Guadalajara	7,332,502	465,989	7,798,491	7,193,217	216,138	7,409, 355	6,453,078	68,252	6,521,330
Tijuana	4,739,715	31,842	4,771,557	3,968,725	42,808	4,011,533	3,407,420	33,943	3,441,363
Puerto Vallarta	3,139,143	9,028	3,148,171	3,280,692	18,983	3,299,675	2,645,332	8,242	2,653,574
Los Cabos	2,901,234	33,203	2,934,437	2,989,024	38,848	3,027,872	2,620,403	35,286	2,655,689
Hermosillo	1,338,145	160,629	1,498,774	1,284,794	139,441	1,424,235	1,174,372	91,652	1,266,024
Guanajuato	1,274,076	21,022	1,295,098	1,102,782	14,438	1,117,220	886,127	4,189	890,316
La Paz	630,171	109,517	739,688	519,834	44,414	564,248	512,555	11,060	523,615
Morelia	599,360	25,569	624,929	524,195	27,804	551,999	447,578	6,021	453,599
Mexicali	607,886	4,925	612,811	533,756	3,907	537,663	470,909	3,644	474,553
Aguascalientes	463,674	8,072	471,746	421,877	11,038	432,915	284,539	914	285,453
Los Mochis	289,928	84,956	374,884	213,792	46,499	260,291	206,017	27,066	233,083
Manzanillo	249,232	3,549	252,781	219,102	1,990	221,092	178,120	688	178,808

Total	23,565,066	958,301	24,523,367	22,251,790	606,308	22,858,098	19,286,450	290,957	19,577,407

	2007			2008			2009
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Guadalajara	2,534,079	1,195,703	3,729,782	2,493,236	1,157,072	3,650,308	2,180,481	1,072,057	3,252,538
Tijuana	2,214,389	19,353	2,233,742	1,890,714	21,143	1,911,857	1,644,882	19,355	1,664,237
Puerto Vallarta	398,116	1,179,195	1,577,311	427,843	1,224,550	1,652,393	351,938	978,315	1,330,253
Los Cabos	381,780	1,071,320	1,453,100	437,177	1,064,752	1,501,929	402,907	918,345	1,321,252
Hermosillo	559,273	50,389	609,662	546,149	53,078	599,227	513,466	41,650	555,116
Guanajuato	384,768	261,991	646,759	324,597	234,453	559,050	246,088	196,940	443,028
La Paz	295,779	29,200	307,744	242,692	23,550	266,242	244,816	15,537	260,353
Morelia	202,522	105,222	324,979	167,866	97,249	265,115	117,224	104,832	222,056
Mexicali	269,389	2,852	272,241	243,857	3,234	247,091	221,385	2,528	223,913
Aguascalientes	168,967	65,794	234,761	158,498	56,112	214,610	105,934	37,640	143,574
Los Mochis	138,785	7,319	146,104	100,446	7,170	107,616	96,593	4,781	101,374
Manzanillo	59,299	65,886	125,185	54,963	55,507	110,470	45,291	44,078	89,369

Total	7,607,146	4,054,224	11,661,370	7,088,038	3,997,870	11,085,908	6,171,005	3,436,058	9,607,063

	2007			2008			2009
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Guadalajara	2,511,583	1,091,137	3,602,720	2,544,231	998,678	3,542,909	2,253,081	947,459	3,200,540
Tijuana	2,498,308	7,665	2,505,973	2,049,892	6,976	2,056,868	1,733,952	9,231	1,743,183
Puerto Vallarta	445,876	1,115,956	1,561,832	480,668	1,147,631	1,628,299	386,649	928,430	1,315,079
Los Cabos	401,873	1,046,261	1,448,134	457,342	1,029,753	1,487,095	407,339	891,812	1,299,151
Hermosillo	684,802	43,681	728,483	641,407	44,160	685,567	581,883	37,373	619,256
Guanajuato	419,322	207,995	627,317	356,976	186,756	543,732	281,679	161,420	443,099
La Paz	277,225	27,967	305,192	230,582	23,010	253,592	236,670	15,532	252,202
Morelia	182,177	109,439	291,616	160,173	98,907	259,080	117,896	107,626	225,522
Mexicali	334,359	1,286	335,645	285,375	1,290	286,665	245,900	1,096	246,996
Aguascalientes	172,163	56,750	228,913	165,021	42,246	207,267	112,356	28,609	140,965
Los Mochis	140,448	3,376	143,824	104,074	2,102	106,176	104,136	507	104,643
Manzanillo	61,420	62,627	124,047	54,666	53,966	108,632	45,852	42,899	88,751

Total	8,129,556	3,774,140	11,903,696	7,530,407	3,635,475	11,165,882	6,507,393	3,171,994	9,679,387

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2009.

Capacity by Airport(1)

Airport	Peak air traffic movements per hour(2)	Runway capacity(3)
Guadalajara	37	39
Tijuana	17	30
Puerto Vallarta	26	30
Los Cabos	26	33
Hermosillo	20	28
Guanajuato	11	23
La Paz	11	19
Morelia	8	16
Mexicali	8	18
Aguascalientes	6	22
Los Mochis	11	19
Manzanillo	6	13

(1)	2009 figures.
(2)	Includes Commercial and General Aviation Operations.
(3)	Air traffic movements per hour.

The following table sets forth the air traffic movements for each of our airports for the years indicated.

Air Traffic Movements by Airport(1)

	For the year ended December 31,
	2007	2008	2009
Guadalajara	164,244	152,354	131,721
Tijuana	65,460	55,104	45,218
Puerto Vallarta	50,501	49,899	41,633
Los Cabos	44,485	41,529	36,423
Hermosillo	48,297	45,944	43,514
Guanajuato	32,263	28,741	26,183
La Paz	25,011	21,996	19,162
Morelia	19,395	17,716	15,060
Mexicali	13,877	12,237	11,177
Aguascalientes	12,174	12,782	10,878
Los Mochis	24,445	18,973	17,577
Manzanillo	8,809	7,799	6,461

Total	508,961	465,074	405,007

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movement by Airport(1)

	Year ended December 31,
	2007	2008	2009
Guadalajara	47.48	48.63	49.51
Tijuana	72.89	72.79	76.10
Puerto Vallarta	62.34	66.12	63.74
Los Cabos	65.97	72.90	72.91
Hermosillo	31.03	30.99	29.09
Guanajuato	40.14	38.87	34.00
La Paz	29.58	25.65	27.32
Morelia	32.22	31.15	30.11
Mexicali	44.16	43.93	42.45
Aguascalientes	38.75	33.86	26.24
Los Mochis	15.34	13.71	13.26
Manzanillo	28.70	28.34	27.67

Average of all airports	48.18	49.14	48.34

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category(1)

	Year ended December 31,
	2007	2008	2009
Commercial Aviation	403,962	355,985	301,179
Charter Aviation	18,786	19,623	16,569
General Aviation and other	86,213	89,466	87,259

Total	508,961	465,074	405,007

(1)	Includes departures and landings for all 12 airports.

Changes in Principal Airlines Operating at our Airports

In 2005, the Ministry of Communications and Transportation awarded domestic airline licenses to four new low-cost carriers. In 2006, one new low-cost carrier (VivaAerobus) received a license from the Ministry of Communications and Transportation and started operations in November 2006. In addition, in 2009 a new regional carrier (Mexicana Inter) based at our Guadalajara International Airport, obtained a license from the Ministry of Communications and Transportation and started operations in March 2009. By the end of 2009, Volaris operated in 10 of our 12 airports, VivaAerobus in eight, Click of Mexicana in five, Interjet in six airports and Mexicana Inter in six airports.

During 2008 several legacy airlines and low-cost carriers ceased operations either due to insolvency or suspension by the regulatory authorities. Three of these airlines, Avolar, Alma and Aerocalifornia were based in our Tijuana International Airport, Guadalajara International Airport and La Paz International Airport, respectively. In 2009, Aviacsa, which was not based in any of our airports, also ceased operations. The suspension of operations by these three airlines had a material impact on the routes and passenger traffic at all of our airports other than our Mexicali and Manzanillo airports. On the dates on which they suspended operations, Avolar, Alma, and Aerocalifornia represented 5.1%, 3.8% and 6.1%, respectively, of our terminal traffic. The impact on terminal passengers from their suspension of operations was primarily felt during 2009. Aviacsa alone represented 3.6% of our terminal traffic when they suspended operations, which primarily impacted terminal passengers during the second half of 2009.

Guadalajara International Airport

Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. In 2009, the Guadalajara International Airport was the third busiest in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2009, the Guadalajara International Airport accounted for approximately 33.5% of our terminal passenger traffic.

In 2009, a total of 6.5 million terminal passengers were served by Guadalajara International Airport. Of the terminal passengers in 2009, 68.7% were domestic and 31.3% were international passengers. Of the airport’s international passengers, we estimate that a significant portion are Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 19 airlines operate at the airport, the principal ones being Aeroméxico, Aeroméxico Connect, Mexicana Link, Interjet and Volaris. The main non-Mexican airlines operating at the airport are Continental Airlines, American Airlines, Delta Airlines and US Airways. Airlines operating at the airport reach 44 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular. Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 5 million inhabitants. Guadalajara is Mexico’s second largest city in terms of population, and is the capital of the state of Jalisco, the country’s fourth largest state in terms of population. As a major hub for the Mexican national highway system, the city of Guadalajara is an important center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is an important agricultural producer, making Guadalajara an important center for agricultural commerce. The state is an important contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters, and the other with a length of 1,770 meters, as well as a full parallel taxiway. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an instrument landing system (ILS) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 24,850 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 1,825 square meters. The main commercial terminal has 18 gates and 21 remote boarding positions. Of the 18 gates, eight serve international flights and ten serve domestic flights. Of the international gates, three have air bridges, and of the domestic gates, five have air bridges. Additionally there are eleven remote positions used for the regional flights commonly used by Aeroméxico Connect and Mexicana Link.

On May 31, 2004, we recovered the rights to operate the most lucrative commercial space (comprising approximately 1,300 square meters) in and leading to the domestic departure area, which had been operated by a third party under a long-term agreement. As part of our business strategy, we intend to renovate this area and better integrate it within the other commercial space at the airport. The airport has an onsite hotel operated by a third party from which we derive no revenues.

We have continued to take significant steps to modernize and expand the Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. In addition, between 2007 and 2009 we completed the expansion of the international baggage claim area, the expansion of the domestic and international gate areas, the international arrival area and the opening of a ground transportation terminal with an area of 8,116 square meters. We also remodeled an additional 2,120 square meters in these areas to provide better service to our passengers and to expand some commercial spaces in the domestic arrival area. We also completed the expansion of the main parking facility in August 2008. Approximately 2,150 square meters of these renovations are devoted to commercial activities.

Tijuana International Airport

Tijuana International Airport is our second most important airport in terms of passenger traffic, the fourth in contribution to revenues and the second in air traffic movements. In 2009, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009, it accounted for approximately 17.7% of our terminal passenger traffic.

In 2009, Tijuana International Airport served a total of 3.4 million terminal passengers. We estimate that almost all of the passengers were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including the municipalities of Ensenada, Tecate and Rosarito. With a population of approximately 1.5 million, Tijuana is the largest city in the state. Currently, in terms of population, the state of Baja California is the second largest maquiladora center in Mexico, according to the Mexican National Institute of Statistics.

A total of seven airlines operate at the airport, the principal ones of which are Volaris and Aeroméxico. Airlines operating at this airport provide service to 23 destinations. Of these destinations, Guadalajara, Mexico City and Toluca are the most popular. In addition, Aeroméxico flies twice weekly from Tijuana to Tokyo and Shanghai.

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

In 2009, approximately 12.7 thousand metric tons of cargo were transported through the airport.

A portion of the land comprising Tijuana International Airport was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Legal Proceedings—Ejido Participants at Tijuana Airport.”

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our third most important airport in terms of passenger traffic contribution to revenues and fourth in terms of air traffic movements. In 2009, Puerto Vallarta International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009, it accounted for approximately 13.7% of our terminal passenger traffic.

In 2009, 2.6 million terminal passengers traveled through Puerto Vallarta International Airport. We estimate that 72.1% of these terminal passengers were international passengers and 27.9% were domestic passengers. The airport primarily serves foreign tourists and is a popular tourist destination in Mexico.

A total of 26 airlines operate at the airport, the principal ones of which are Alaska Airlines, American Airlines and US Airways. Airlines operating at this airport provide service to 35 destinations. Of these destinations, the most popular are Mexico City, Phoenix and Los Angeles. During 2009, new routes from our Puerto Vallarta airport to Montreal, Kelowna and Austin were opened by airlines such as Westjet and VivaAerobus.

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

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,100 meters as well as a parallel taxiway. The runway capacity at this airport is 30 air traffic movements per hour. This airport has one main commercial terminal, a fixed-base operation, or FBO, terminal and a general aviation building. FBOs are specialized, full service operations offered to general aviation aircraft. The services offered to FBO users include refueling, cleaning, and catering. The airport has 15 gates serving domestic and international flights, nine remote boarding positions and seven air bridges.

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

Los Cabos International Airport

Los Cabos International Airport is our second most important airport in terms of contribution to revenues, fourth most important airport in terms of passenger traffic and our fifth most important airport in terms of air traffic movements. In 2009, Los Cabos

International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2009, Los Cabos International Airport accounted for approximately 13.6% of our terminal passenger traffic.

Approximately 2.6 million terminal passengers were served by the airport in 2009. Approximately 69.1% of the terminal passengers were international passengers. The airport serves primarily tourists visiting San José del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur.

A total of 24 airlines operate at the airport with Alaska Airlines, American Airlines, US Airways and Continental being the principal ones. Airlines operating at this airport provide service to 29 destinations. Of these destinations, Los Angeles, Mexico City and Phoenix are the most popular.

Los Cabos International Airport is located approximately 13 kilometers from the city of San José del Cabo, in the state of Baja California Sur. In 2009, the number of visitors to Los Cabos (San José del Cabo and the nearby city of Cabo San Lucas) was 1.8 million, according to the Mexican Immigration Institute. Visitors to this area are generally affluent, and include golfers who enjoy world-class courses, as well as sports fishing and scuba diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters. We believe a growing percentage of visitors to Los Cabos consist of recurring visitors as the popularity and availability of time-shares in the area has increased over recent years.

Los Cabos International Airport’s standard operating hours are from 7:00 a.m. to 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,000 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 33 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters (157,200 square feet) and Terminal 3 occupies approximately 10,600 square meters (114,100 square feet). The airport has 12 gates and 12 remote boarding positions. In addition, the airport has a general aviation and an FBO terminal, Terminal 2, occupying 1,961 square meters. During 2007 and 2008, we developed a new FBO building to redistribute commercial and private flight flows, and to provide additional space for future growth. We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport. In 2009, approximately 28.9% of our total revenues generated at the Los Cabos International Airport were derived from commercial businesses, a percentage that is higher than at any other airport in our group.

Hermosillo International Airport

Hermosillo International Airport is our fifth most important airport in terms of passenger traffic and contribution to revenues and our third most important airport in terms of air traffic movements. In 2009, Hermosillo International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009, it accounted for approximately 6.1% of our terminal passenger traffic.

In 2009, Hermosillo International Airport served approximately 1.2 million terminal passengers, and approximately 93.3 % of those terminal passengers were domestic. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of nine airlines operate at the airport, the principal ones of which are Aeroméxico, Aeroméxico Connect and Volaris. Airlines operating at this airport provide service to 18 destinations. Of these destinations, Mexico City, Guadalajara and Monterrey are the most popular.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately 13 kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 5.4 thousand metric tons of cargo passed through the airport in 2009. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

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

Guanajuato International Airport

Guanajuato International Airport is our sixth most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. In 2009, Guanajuato International Airport was the twelfth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009, it accounted for approximately 4.6% of our terminal passenger traffic. During 2009, the airport served 886.1 thousand terminal passengers, 59.6% of which were domestic.

A total of ten airlines operate at the airport, the principal ones of which are Aeroméxico, Aeromar and Continental. Airlines operating at this airport provide service to 12 destinations. Of these destinations, Mexico City, Tijuana and Houston are the most popular.

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

La Paz International Airport

La Paz International Airport is our seventh most important airport in terms of passenger traffic, air traffic movements and contribution to revenues. In 2009, La Paz International Airport was the twenty-third busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009 it accounted for approximately 2.7% of our terminal passenger traffic.

During 2009, La Paz International Airport served 512.6 thousand terminal passengers. We estimate that approximately 93.9% of these terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport, the principal ones of which are Aeroméxico Connect and Mexicana Link, which started operations in 2009. Airlines operating at this airport provide service to 11 destinations. Of these destinations, Guadalajara, Mexico City and Tijuana are the most popular.

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

Morelia International Airport

Morelia International Airport is our ninth most important airport in terms of passenger traffic and its contribution to revenues, and our eighth most important in terms of air traffic movements. In 2009, Morelia International Airport was the twenty-sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009, it accounted for approximately 2.3% of our terminal passenger traffic. In 2009, the Morelia International Airport served 447.6 thousand terminal passengers. We estimate that approximately 52.5% of the terminal passengers were domestic passengers.

A total of six airlines operate at the airport, the principal ones of which are Mexicana, Aeroméxico, and Continental. Airlines operating at this airport provide service to 8 destinations. Of these destinations, Los Angeles, Mexico City and Chicago are the most popular.

Morelia International Airport serves the city of Morelia and ten other municipalities in the immediate vicinity. The city of Morelia is the capital of the state of Michoacán, which has a population of approximately 4.1 million according to the Mexican National Population Council. Michoacán’s principal industry is agriculture, and it has a developing eco-tourism industry (primarily due to the seasonal presence of monarch butterflies).

Morelia International Airport operates 24 hours a day. Extended hours of operation serve the needs of passengers seeking off-hour, discount flights.

The airport has one runway with a length of 3,400 meters and a single main terminal building. The runway capacity at this airport is 16 air traffic movements per hour. The airport has two gates and nine remote boarding positions.

Mexicali International Airport

Mexicali International Airport is our eighth most important airport in terms of passenger traffic, ninth most important airport in terms of contribution to revenues, and our tenth most important airport in terms of air traffic movements. In 2009, Mexicali International Airport was the twenty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009, it accounted for approximately 2.4% of our terminal passenger traffic. During 2009, Mexicali International Airport served 470.9 thousand terminal passengers. We estimate that approximately 99.2% of passengers served by this airport in 2009 were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport, the principal ones of which are Click Mexicana, Aeroméxico Connect, Volaris and Mexicana. Airlines operating at this airport provide service to six destinations. Of these destinations, Mexico City and Guadalajara are the most popular.

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

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important airport in terms of passenger traffic and contribution to revenue and eleventh most important in terms of air traffic movements. In 2009, Aguascalientes International Airport was the thirty-first busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009, it accounted for approximately 1.5% of our terminal passenger traffic. During 2009, the airport served 284.5 thousand terminal passengers. Of these passengers, we estimate that approximately 76.7% were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport, the principal ones of which are Aeroméxico Connect, Continental, Aeromar and American Eagle. Airlines operating at this airport provide service to six destinations. Of these destinations Mexico City, Tijuana, Dallas and Houston are the most popular.

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

Los Mochis International Airport

Los Mochis International Airport is our eighth most important airport in terms of air traffic movements, eleventh most important airport in terms of passenger traffic, and twelfth in terms of contribution to revenues. In 2009, Los Mochis International Airport was the thirty-sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009, it accounted for approximately 1.1% of our terminal passenger traffic.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. During 2009 the airport served 206.0 thousand terminal passengers, approximately 97.4% of which were domestic passengers. The area’s sport fishing and hunting attract both Mexican and foreign visitors. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations particularly are affected by economic conditions in Mexico.

A total of five airlines operate at the airport, the principal ones of which are Aeroméxico Connect, Mexicana Link and Aeropacífico. Airlines operating at this airport provide service to eight destinations. Of these destinations, Guadalajara, Mexico City and Tijuana are the most popular.

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

Manzanillo International Airport

Manzanillo International Airport is our eleventh most important airport in terms of contribution to revenues and our twelfth most important in terms of passenger traffic and air traffic movements. In 2009, Manzanillo International Airport was the thirty-ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009, it accounted for approximately 0.9% of our terminal passenger traffic.

During 2009, the airport served 178.1 thousand terminal passengers. We estimate that approximately 51.2% of these passengers were domestic passengers and 48.8% of these passengers were international passengers.

A total of nine airlines operate at this airport, of which Alaska Airlines, Continental, Aeromar and Westjet operate on a regular basis. The other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Houston.

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

Our Non-Airport Subsidiaries:

Although we are a holding company that has subsidiaries operating each of our 12 airports, we also have three employee service company subsidiaries. The employee service companies are responsible for providing the labor force operating our airports. The airport subsidiaries themselves do not directly employ any personnel. Our employee service companies are i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), ii) Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”), and iii) Puerta Cero Parking, S.A. de C.V. (“PCP”).

SIAP

SIAP was incorporated as a subsidiary in June 1998 to provide technical assistance and corporate services to our airport operating subsidiaries. SIAP was set up as part of the Mexican Government’s privatization plan for the airports operated by us. SIAP invoices our airports for three types of services:

•

SIAP employs the senior management at our corporate headquarters and at our airports, and charges our airport operating subsidiaries for these personnel-related costs according to each airport operating subsidiary’s individual performance;

•

As part of the privatization plan that was implemented by the Mexican Government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a stockholders’ agreement. As a result of the participation agreement requirement, we entered into a 15-year technical assistance agreement with AMP, under which AMP agreed to provide technical assistance in exchange for an annual fee. Under this agreement, SIAP receives consulting services, technical assistance, and technological and industry knowledge and expertise to manage our airports. SIAP then invoices our airport operating subsidiaries for the fee paid to AMP. Also see “Item 5, Operating and Financial Review and Prospects—Operating Costs—Technical Assistance Fee and Concession Tax.”); and

•

Our non-unionized employees, who were previously employed directly by the airports, were transferred to SIAP in May 2006. These employees are assigned to work on-site at each of our airports, and the costs for these employees are billed by SIAP to each airport subsidiary on a monthly basis.

CORSA

CORSA was incorporated as a subsidiary on November 8, 2007 and began operations in January 2008. CORSA hired all unionized employees that had been previously employed by the airport subsidiaries. CORSA’s employees work on-site at each of our airports.

PCP

PCP was incorporated as a subsidiary on November 28, 2007 and began operations in January 2008. PCP provides operating and administrative services for the airport parking lots that are part of our airport concessions. PCP currently employs both non-unionized and unionized employees.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2009, 14 international airlines and 12 Mexican airlines operated flights at our 12 airports. Aeroméxico operates the most flights at our airports, with Mexicana and Volaris providing the second and third highest number of flights. In 2009, revenues from Aeroméxico totaled Ps. 449.5 million, of which Ps. 421.8 million was derived from passenger charges, representing 13.8% of our total revenues for 2009. Revenues from Mexicana and Volaris were Ps. 415.5 million and Ps. 429.7 million respectively, of which Ps. 403.2 million and Ps. 405.2 million respectively was derived from passenger charges, representing 12.7% and 13.2%, respectively, of our total revenues for 2009. In addition to passenger charges, revenues are earned from landing charges, aircraft parking charges and the leasing of space to these airlines.

On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our airlines and established specific prices applicable to those airlines for 2003 and 2004 and a method for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2005 and 2006. The National Air Transportation Chamber of Commerce agreed to cause our principal airline customers to enter into (a) contracts governing charges for aeronautical services, (b) lease contracts for property used by the airlines and (c) contracts governing collection of passenger charges. As of December 31, 2005, these airlines had entered into agreements with us such that proceedings against us were either resolved or dismissed and no fees remained subject to further dispute. In December 2006 we renewed our agreement for the 2007-2009 period, and in February 2010 we renewed our agreement for the 2010-2011 period. These agreements represented (a) virtually all of the relevant contracts governing the collection of passenger charges, (b) a substantial majority of the agreements for the leasing of space in our terminals and (c) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number agreements to be entered into.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services, Menzies Aviation, S.A. de C.V., SEAT (a subsidiary of Consorcio Aeroméxico and Grupo Mexicana) and AGN Aviation Services, S.A. de C.V., which provided Ps. 21.6 million, Ps. 10.4 million and Ps. 5.5 million of revenues, respectively, each in the form of access fees in 2009. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which provided Ps. 5.8 million and Ps. 1.2 million of revenues, respectively, in the form of access fees in 2009.

While we receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales, we receive only a fixed fee when a company is a subsidiary or affiliate of an airline. Among our three principal providers of baggage handling is SEAT, a subsidiary of Consorcio Aeroméxico and Grupo Mexicana.

Principal Non-Aeronautical Services Customers

At December 31, 2009, we were party to approximately 791 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty-free store operators, food and beverage providers, time share developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies and tourist information and promotion services. As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are therefore not dependent on a limited number of principal customers. In 2009, our largest commercial customers were Operadora Aeroboutiques, S.A. de C.V. (convenience stores; Ps. 49.7 million), Dufry México (duty-free stores; Ps. 39.4 million), Unidad de Diseño y Comunicación, S.A. de C.V. (advertising; Ps. 33.8 million), Desarrolladores de los Cabos, S.A. de C.V. (time-share developer; Ps. 18.3 million), Estrategia Comercializadora del Pacífico, S.A. de C.V. (time-share developer; Ps. 18.1 million), Desarrolladores de Baja California Sur, S.A. de C.V. (time-share developer; Ps. 17.8 million), and Aerocomidas, S.A. de C.V. (food and beverages; Ps. 15.2 million).

Seasonality

Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, terrorism or threat of terrorism, weather, air traffic control delays, health crises and general economic conditions, as well as the other factors discussed above. As a result, our results of operations for a quarterly period are not necessarily indicative of results of operations for an entire year, and historical results of operations are not necessarily indicative of future results of operations.

Competition

Excluding our airports servicing tourist destinations, our airports generally are natural monopolies in the geographic areas that they serve and generally do not face significant competition.

However, since our Puerto Vallarta, Los Cabos, La Paz and Manzanillo international airports are substantially dependent on tourism, these airports face competition from competing tourist destinations. We believe that the main competitors to these airports are those airports serving vacation destinations in Mexico, such as Acapulco and Cancún, and abroad such as in Hawaii, Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic, other Caribbean islands and Central America.

Additionally, in the future our Los Cabos airport may experience greater competition from the owner of a small private airport near Cabos San Lucas which received a permit to operate public service in March 2008 from the Ministry of Communications and Transportation. On November 4, 2009, this airport received authorization to operate regular commercial routes for domestic and international flights. During 2009, we commenced certain legal actions in order to preserve our market position. Additionally, we are continuing to implement commercial strategies to improve our level of service in order to ensure that we remain the best airport option for airlines serving the San Jose del Cabo and Cabo San Lucas corridor. Also, in order to serve the private aviation market, we started operations at our new state-of-the-art Fixed Base of Operations in Los Cabos Airport. This allowed us to increase our capacity, and we redesigned our fee structure in order to make our service the most attractive in the region.

In addition, the Mexican government announced in the National Infrastructure Plan 2007-2012 (Programa Nacional de Infraestructura 2007-2012) (published in July 2007) that at least three new airports would be constructed between 2007 and 2012: the Riviera Maya airport, the Ensenada airport and the Mar de Cortés airport. On May 12, 2010 the Mexican government announced through the Ministry of Communications and Transportation the commencement of the bidding process for the Riviera Maya airport and issued the requirements for that process. The Mexican government has announced it expects to conclude the process no later than December 31, 2010.

As of the date of this filing, the government has not provided further information in respect to the Ensenada airport and the Mar de Cortés airport as to the expected type or the size of these airports, and we cannot predict whether these airports, if they are constructed, will compete with our airports. Also see “Item 3, Risk Factors—Risk Related to the Regulation of our Business—The Mexican government could grant new concessions that compete with our airports.”

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

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

•	the Mexican Airport Law, enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (Reglamento de la Ley de Aeropuertos), enacted February 17, 2000;

•	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

•	the Mexican Federal Duties Law (Ley Federal de Derechos), revised on an annual basis;

•	the Mexican National Assets Law (Ley de Bienes Nacionales), enacted May 20, 2004; and

•	the concessions that entitle our subsidiaries to operate our 12 airports, which were granted on June 29, 1998 and amended on November 15, 1999.

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

On February 17, 2000, the regulations under the Mexican Airport Law were issued. We believe we are currently complying with the material requirements of the Mexican Airport Law and its regulations. Non-compliance with these regulations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation and are among the violations that could result in termination of a concession if they were to occur three or more times.

On May 20, 2004, a new Mexican National Assets Law was adopted and published in the Mexican Federal Gazette which, among other things, established regulations relating to concessions granted with respect to property held in the public domain, including the airports that we operate. The new Mexican National Assets Law established new grounds for revocation of concessions for failure to pay applicable taxes, but does not specify which taxes must be paid, including whether certain taxes to municipalities must be paid by a concessionaire.

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

Regulatory Initiatives

The Ministry of Communications and Transportation intended to establish a new regulatory agency. This new agency was expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. An initiative was introduced in Mexico’s Congress on February 26, 2009 to establish such an agency and reform a substantial part of the current Mexican Airport Law, but it was rejected by the legislature on April 20, 2010. See “—Report of the Federal Competition Commission on Mexico’s Airports” further below.

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

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law. The security regulations must be implemented in accordance with the requirements set forth in the National Program for Airport Security (Plan Nacional de Seguridad Aeroportuaria). In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for inspecting passengers and their carry-on baggage before they approach the departure gates and specify that the transporting airline is responsible for the inspection of checked baggage and cargo. If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on international commercial flights beginning in January 2006, and on domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although the Mexican Airport Law specifies that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process (particularly with respect to searches of baggage outside the presence of their owners). The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised.

The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. In December 2009, we entered into a supply agreement with Rapiscan

Systems for the purchase and installation of new baggage screening equipment in 2010. Although we will incur significant capital expenditures installing this screening system, we do not expect to operate the screening systems because we believe this to be the responsibility of our airline customers under the Mexican Airport Law. However, we would operate the screening systems once we reach a written agreement with our airline customers regarding the allocation of cost and responsibility. If we are required to operate the new screening systems, our exposure to liability could increase. We expect to incur ongoing expenses to maintain the equipment we have purchased, and we could be required to undertake significant additional capital expenditures in the form of investments in screening technologies or additional equipment.

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

Each concession holder and any third party providing services at an airport is required to carry insurance in specified amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation. To date, the Ministry of Communications and Transportation has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are specified.

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

In December 2004, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2005-2009 period. We allocated 71.5% of our investments for the 2005-2009 period to the Guadalajara, Los Cabos, Puerto Vallarta and Tijuana airports.

In December 2009, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2010-2014 period. We plan to allocate 83.6% of our investments for the 2010-2014 period to the Guadalajara, Los Cabos, Puerto Vallarta and Tijuana airports.

Our master development programs are approved by the Ministry of Communications and Transportation for periods of five years, as stated in our concessions. We are required to comply with the five-year period investment obligations under master development programs, and the Ministry of Communications and Transportation may apply sanctions if we do not so comply. Recently, the Ministry of Communications and Transportation has reviewed our compliance on an annual basis. The Ministry of Communications and Transportation may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. The Ministry of Communications and Transportation has annually certified our compliance with our master development program in the current five-year period of 2005-2009.

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

Regulated Revenues

The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of airport facilities by airlines and passengers and principally consist of a fee for each departing passenger, aircraft landing fees based on an aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from an aircraft to the terminal building, a security charge for each departing passenger and the leasing of space and access fees collected from third parties that provide complementary services at our airports.

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation. Under this price regulation system, the Ministry of Communications and Transportation establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the Ministry of Communications and Transportation certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. For the four-year period from 2005 to 2008, the Ministry of Communications and Transportation certified that we have not collected revenues in excess of the permitted levels. The Ministry of Communications and Transportation’s review of our maximum rates for 2009 is still pending. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our principal airline customers and established specific prices for aeronautical services applicable to those airlines for 2003 and 2004 and a methodology for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we renewed an agreement with these customers that expired at year-end 2006. In December 2006 a new agreement was signed that covers an increasing percentage of total passenger charges over the years 2007, 2008 and 2009 and has set prices for each aeronautical service over this three-year period, with increases only possible as a result of the average of increases in the Mexican Consumer Price Index (Índice Nacional de Precios al Consumidor) and the Mexican Producer Price Index (Índice Nacional de Precios al Productor) excluding petroleum, published by the Mexican Central Bank. In December 2006 we renewed our agreement for the 2007-2009 period, and in February 2010 we renewed our agreement for the 2010-2011 period. These agreements represented (a) virtually all of the relevant contracts governing the collection of passenger charges, (b) a substantial majority of the agreements for the leasing of space in our terminals and (c) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number agreements to be entered into.

In 2009, approximately 77.7% of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates.

Our revenues from non-aeronautical services, including revenues that we earn from most commercial activities in our terminals, are not regulated under our maximum-rate price regulation system and are therefore not subject to a ceiling under any regulation. For a description of how we classify our revenues into aeronautical and non-aeronautical services, see “Item 5, Operating and Financial Review and Prospects—Classification of Revenues.”

Maximum Rates

Each airport’s maximum rate is determined by the Ministry of Communications and Transportation based on a general framework established in our concessions. This framework reflects, among other factors, projections of an airport’s revenues, operating costs and capital expenditures, as well as the estimated cost of capital related to regulated services and projected annual efficiency adjustments determined by the Ministry of Communications and Transportation. The schedule of maximum rates for each airport is established every five years.

Maximum Rates for 2005 through 2009

In December 2004, the Ministry of Communications and Transportation set airport maximum rates for the prior five-year period from January 1, 2005 through December 31, 2009. The following table sets forth the maximum rates for each of our airports under the master development programs from 2005 to 2009 that went into effect as of January 1, 2005. These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

2005-2009 Maximum Rates(1)

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

Maximum Rates for 2010 through 2014

In December 2009, the Ministry of Communications and Transportation set new airport maximum rates for the five-year period from January 1, 2010 through December 31, 2014. The following table sets forth the maximum rates for each of our airports under the master development programs that went into effect as of January 1, 2010. These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

Current Maximum Rates(1)

	Year ended December 31,
	2010	2011	2012	2013	2014
Guadalajara	112.00	111.22	110.44	109.66	108.90
Tijuana	99.18	98.49	97.80	97.11	96.43
Puerto Vallarta	137.91	136.94	135.98	135.03	134.09
Los Cabos	143.14	142.14	141.14	140.16	139.17
Hermosillo	97.63	96.95	96.27	95.60	94.93
Guanajuato	130.69	129.77	128.87	127.96	127.07
La Paz	122.34	121.48	120.63	119.79	118.95
Morelia	136.01	135.06	134.11	133.17	132.24
Mexicali	99.65	98.95	98.26	97.57	96.89
Aguascalientes	113.38	112.59	111.80	111.02	110.24
Los Mochis	116.85	116.03	115.22	114.41	113.61
Manzanillo	128.37	127.47	126.58	125.69	124.81

(1)	Expressed in constant pesos as of December 31, 2007 (applying the efficiency factor year over year).

Methodology for Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

•

Projections for the following fifteen years of workload units (each of which is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation. The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s master development program for the following fifteen years;

•

Projections for the following fifteen years of capital expenditures related to regulated services, based on air traffic forecasts and quality standards for services to be derived from the master development programs;

•

Reference values, which initially were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value;

•

A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the 24 months prior to the date of the negotiations plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico; and

•

An efficiency factor to be determined by the Ministry of Communications and Transportation. The maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.75% for the five-year period from January 1, 2005 through December 31, 2009 and 0.70% for the five-year period from January 1, 2010 through December 31, 2014.

Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. We prepare a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate. The maximum rates ultimately established by the Ministry of Communications and Transportation historically have resulted from a negotiation between the Ministry of Communications and Transportation and us regarding these variables. Once the maximum rates are established, they must be adjusted each year by the efficiency factor and by the Mexican Producer Price Index (Índice Nacional de Precios al Productor) excluding petroleum.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2010, the daily minimum wage in Mexico City was Ps. 57.46. As a result, the maximum penalty at such date could have been Ps. 2.9 million (U.S.$ 220,025) per airport.

As established by the Ministry of Communications and Transportation, the calculation of workload units does not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of cargo.

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

•

Failure to make required investments or improvements.    The Ministry of Communications and Transportation is entitled to annually review each concession holder’s compliance with its master development program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development program, the Ministry of Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

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

Ownership Commitments and Restrictions

The concessions require us to retain a 51% direct ownership interest in each of our 12 concession holders throughout the term of these concessions. Any acquisition by us or by one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Mexican Antitrust Commission. In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. On January 1, 2010, the daily minimum wage in Mexico City was Ps. 57.46. As a result, the maximum penalty at such date was Ps. 11.5 million (U.S.$ 0.9 million) for an individual failure to comply.

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

Environmental Regulation

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y Protección Ambiental, or the General Environmental Law) and its regulations, which are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and enforced by the Ministry’s enforcement branch, the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos, or the Law on Waste), which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission (Comisión Nacional del Agua), also a branch of the Ministry of the Environment and Natural Resources.

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

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters. As of December 31, 2009, Mexican Official Norms on soil contamination and waste management were in the process of being developed. Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

The Federal Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities and impose a variety of sanctions. Companies in Mexico are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination. Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Federal Office for the Protection of the Environment and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

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

The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits at, and has issued compliance certificates for all of our airports other than Guadalajara International Airport. These certificates, which are known as Environmental Quality Certificates (Certificados de Calidad Ambiental) certify compliance with applicable Mexican environmental laws, regulations and applicable Mexican Official Norms and must be renewed periodically.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 22.c to our audited consolidated financial statements.

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

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared. We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Sureste and Grupo Aeroportuario del Centro Norte, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report and stating that we are committed to participating in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector.

In addition, initiatives have been introduced in the Mexican Congress to make certain reforms to the Mexican Airports Law that, if enacted, could have a material adverse effect on us. For instance, on February 26, 2009, a legislative initiative was filed with the Chamber of Representatives (Cámara de Diputados) of the Mexican Congress. This initiative sought to reform a substantial part of the current Mexican Airport Law. It would have (i) shifted the focus of current regulation from airlines to airports and (ii) set up a new regulatory authority specifically for airports, the Federal Airport Services Commission, transferring to this new regulatory authority the power to negotiate our master development programs and maximum rates. On March 25, 2010, the Transportation and Communications Commission of Congress released a negative opinion on this initiative, and on April 20, 2010 Congress officially rejected the initiative.

There can be no assurance, however, that Congress will not file other initiatives that seek to reform the current Mexican Airport Law or that other changes to the airport regulatory framework will not occur in the future. See “Item 3, Risk Factors—Risks Related to the Regulation of Our Business—We cannot predict how the regulations governing our business will be applied.”

ORGANIZATIONAL STRUCTURE

The following table sets forth our subsidiaries as of December 31, 2009.

Name of Company	Jurisdiction of Organization	Percentage Owned(1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holds concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holds concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holds concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holds concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holds concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holds concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holds concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holds concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holds concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holds concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holds concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holds concession for Manzanillo International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Provider of car parking administration services to our other subsidiaries

(1)	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. directly holds 99.99% of the shares in each of our subsidiaries. The remaining shares of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. are held by Aeropuerto de Guadalajara, S.A. de C.V., while the remaining shares of our other subsidiaries are held by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. As a result, Grupo Aeroportuario del Pacífico, S.A.B. de C.V. directly or indirectly holds 100% of the shares of each of our subsidiaries.

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican National Assets Law (Ley General de Bienes Nacionales), all real estate and fixtures in our airports are owned by the Mexican government. Each of our concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional 50 years. The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the Ministry of Communications and Transportation and our compliance with the terms of our current concessions. Upon expiration of our concessions, these assets automatically revert to the Mexican government, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, except for those caused by normal wear and tear.

Our corporate headquarters are located in Guadalajara, Jalisco. We lease the office space for our corporate headquarters, located on the fifth and sixth floors of La Torre Pacífico, from Guadalajara World Trade Center, S.A. de C.V. In addition to our corporate offices in Guadalajara, we also lease office space in Colonia Los Morales, in Mexico City from Racine, S.A. de C.V.

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

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our consolidated financial statements and the notes to those financial statements, which are included elsewhere in this annual report. It does not include all of the information included in our consolidated financial statements. You should read our consolidated financial statements to gain a better understanding of our business and our historical results of operations.

Our consolidated financial statements were prepared in accordance with MFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Note 28 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to us. Also see “—Principal Differences Between MFRS and U.S. GAAP.”

Overview

We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2007, 2008 and 2009, approximately 80.9%, 79.1% and 77.7%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future total revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to non-aeronautical businesses at our airports previously or currently operated by third parties. Also see “Item 4, Business Overview—Our Sources of Revenues—Non-aeronautical Services—Recent Expansion and Development of Commercial Areas.”

Traffic at our airports has been adversely affected by increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancún and Acapulco, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. See “Item 3, Risk Factors—Risks Related to Our Operations—Competition from other tourist destinations could adversely affect our business” and “Item 3, Risk Factors—Risks Related to the Regulation of Our Business—The Mexican government could grant new concessions that compete with our airports” for more information.

Recent Developments

Shareholder Dispute

On May 27, 2010, the members of the Nominations and Compensation Committee, through their President, announced that, in their opinion: (i) given that the time period, as required by the Mexican Securities Law as well as by our by-laws, for the election of our independent board members had passed since the last election held on April 28, 2009, in the view of the Nominations and Compensation Committee, the term of our independent board members had ended; and (ii) given that the Chairman of the Board was neither nominated nor confirmed during the Ordinary Shareholders’ Meeting held on April 27, 2010, the term for the person holding this position had also ended. As a result, the Committee believed that the position of Chairman automatically corresponded to the first board member named during the deliberation of Item VII of the Ordinary Shareholders’ Meeting held on April 27, 2010, Mr. Demetrio Ullastres Llorente. Mr. Ullastres will remain in this position until our shareholders elect a new Chairman of the Board.

Our Board of Directors held a meeting on June 2, 2010. This meeting was attended only by board members representing the Series BB shareholders, since the independent board members’ terms had ended as per the notification by the Nominations and Compensation Committee. At the meeting, the following independent board members were provisionally and unanimously elected: José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco, Francisco Javier Fernández Carbajal, Francisco Glennie y Graue, León Falic, Jaime Cortés Rocha, and Carlos Eduardo Bravo Almenar. The first four independent board members have held the position of independent board members since 2006.

The shareholders of CMA, holder of 33% of the shares of Aeropuertos Mexicanos del Pacífico, S.A. de C.V., our Strategic Shareholder and owner of 15% of our outstanding shares represented by all of the Series BB shares, are questioning the validity of the June 2, 2010 Board of Directors’ Meeting and the decisions by the Nominations and Compensation Committee declaring that the terms of the directors and the Chairman had expired.

On June 17, 2010, the Board of Directors held a meeting attended by the members of the Series BB shares and also by all the independent members named to the Board of Directors at the Board of Directors’ Meeting held on June 2, 2010. At this meeting, it was decided to:

•

Designate José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco and Francisco Javier Fernández Carbajal as members of the Audit Committee. These members have served on the Audit Committee since 2008.

•	Designate Carlos Eduardo Bravo Almenar as a member of the Acquisitions Committee.

•	Hold an Ordinary and Extraordinary Shareholders’ Meeting on July 22, 2010.

•	Propose at the Ordinary Shareholders’ Meeting the ratification of all the independent members named provisionally to the Board of Directors at the Board of Directors’ Meeting held on June 2, 2010.

•	Propose at the Ordinary Shareholders’ Meeting a new Chairman of the Board of Directors.

•	Propose at the Ordinary Shareholders’ Meeting a member to represent the Series B shares on the Nominations and Compensation Committee.

As a result of this uncertainty, the Mexican Stock Exchange and the NYSE temporarily suspended trading of our shares from June 2, 2010 until June 14, 2010. To address these doubts, on June 14, 2010, we announced that under Mexican law, all corporate actions are presumed to be legal and valid unless challenged through the appropriate channels and held to be invalid by a judge. Additionally, unless declared null and void by a judge, all consequences of such corporate actions are also presumed to be legal and valid under Mexican corporate law. Consequently, we believe that as of the date hereof our Board of Directors and board committees, including the Audit Committee, are duly organized. In addition, our officers, including our Chief Executive Officer, Chief Financial Officer, General Counsel, and the remaining members of our management team, are continuing with their normal responsibilities and our business continues to operate without material interference from the proceedings and disputes among certain of our shareholders.

For more information regarding the shareholder dispute see, “Item 7, Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 9, The Offer and Listing—Trading on the Mexican Stock Exchange—Suspension of Trading.”

Economic Downturn

The U.S. and Mexican economies are currently recovering from a recession. In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.1% and 1.9%, respectively. In 2009, the U.S. gross domestic product continued to decline at an annualized rate of 2.4%, although the U.S. economy has shown signs of improvement and in the fourth quarter of 2009 the U.S. gross domestic product increased 0.1% from the fourth quarter of 2008. Likewise, according to the INEGI, Mexico’s gross domestic product decreased at an annualized rate of 1.1% during the fourth quarter of 2008 and an additional 6.5% in 2009. The Mexican economy has recently shown signs of improvement as the gross domestic product rose 3.9% in the fourth quarter of 2009 from the third quarter of 2009. In the first quarter of 2010, the U.S. gross domestic product increased 0.8%, whereas Mexico’s gross domestic product decreased 0.4%. The air travel industry and, as a consequence, our results of operations, are substantially influenced by economic conditions in Mexico and the United States. In 2008 and 2009, approximately 91.1% and 87.7% respectively of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Similarly, in both 2008 and 2009, approximately 65.7% of our passengers traveled on domestic flights, and approximately 37.6% and 34.4% respectively, of our revenues in those years were derived from domestic passenger charges.

Fluctuation in the Peso

International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally invoiced and collected in Mexican pesos. Because such tariffs may not be collected until up to 60 days following the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation in the peso could result in us collecting substantially less than our maximum rate per terminal passenger. We do not have any means of recovering lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible. Since the beginning of our concessions, fluctuations in the peso have not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates.

As long as we are able to ensure that our revenues do not exceed our maximum rates as discussed above, the depreciation in the peso has a positive effect on our revenues from commercial and aeronautical operations while appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and many of our contracts with commercial services providers are denominated in U.S. dollars, but only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation in the peso against the dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos. As the peso appreciates against the dollar, we collect fewer pesos than prior to any such appreciation, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar to 14.21 pesos per U.S. dollar. Between March 31, 2009 and November 25, 2009, the peso fluctuated between Ps. 12.82 and Ps. 13.89 per U.S. dollar, and then began to appreciate, reaching a low of Ps. 12.16 per U.S. dollar on April 26, 2010.

Master Development Programs and Maximum Rates

The Ministry of Communications and Transportation approved our new five-year master development programs and maximum rates for each of our airports on December 28, 2009. The master development program for each airport provides for committed investments at that airport for each calendar year through 2014, and indicative investments at that airport for each calendar year from 2015 through 2024. In addition, in connection with the approval of our master development program, the Ministry of Communications and Transportation also approved the maximum rates we are allowed to charge per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) for regulated services. For more details on the newly approved master development programs and maximum rates, see “Item 4. Information on the Company—Regulatory Framework—Master Development Programs” and “Item 4. Information on the Company—Regulatory Framework—Aeronautical Services Regulation—Maximum Rates.”

Influenza A/H1N1

On March 18, 2009, the Mexican government reported its first cases of Influenza A/H1N1. On April 25, 2009, the Mexican government declared a state of emergency, closing schools and giving the government various powers to contain the epidemic. Using these powers, the government cancelled nearly all public events and closed most museums and tourist attractions from April 24 to May 5, 2009. We have also been required by the Mexican authorities to establish passenger screening programs and undertake certain safety measures at our airports to prevent the further spread of Influenza A/H1N1, which may increase our cost of operation.

Although a number of countries, such as the United States, the United Kingdom, and France, as well as the Health Council of the EU initially recommended that travelers avoid non-essential travel to Mexico, all of these advisories were lifted by the end of May 2009. Likewise, restrictions on travel to Mexico imposed by other countries as a result of A/H1N1 were lifted by June 1, 2009. As a result of the Influenza A/H1N1 outbreak, we experienced substantial declines in revenues from domestic and international passengers as well as cargo traffic in the second and third quarters of 2009, which had a material adverse effect on our revenues and financial results.

As of January 2010, the World Health Organization reported that outbreaks of Influenza A/H1N1 continued to decline or remained low in Mexico. With the abatement of the outbreak and the lifting of travel restrictions, we believe that the Influenza A/H1N1 outbreak no longer continues to significantly affect passenger or cargo traffic levels.

Mayan Riviera Airport Bidding Process

The Mexican government, acting through the Ministry of Communications and Transportation is carrying out a public bidding process for the award of the concession for the construction, operation and management of an international airport in the Mayan Riviera in the state of Quintana Roo. The bidding process for the concession for the airport was announced on May 11, 2010 with a final decision expected by the end of 2010. This airport would be located in Tulum, approximately 101 kilometers from Cancún. We are interested in participating in this bidding process, and we will conduct the appropriate financial analysis of the project in order to determine whether or not to submit a bid. However, even if our analysis indicates we should submit a bid, there can be no assurance that we will be permitted to do so, or that we would be the winning bidder.

Transition to IFRS

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB). Mexican issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

The U.S. Securities and Exchange Commission permits foreign private issuers to prepare their financial statements in accordance with IFRS without having to provide a reconciliation to U.S. GAAP. We expect to begin reporting our financial information in accordance with IFRS on January 1, 2012.

Passenger and Cargo Volumes

The majority of the passenger traffic volume in our airports is made up of domestic passengers. In 2009, approximately 65.7% of the terminal passengers using our airports were domestic. The total number of domestic terminal passengers for 2009 decreased 13.3% as compared to 2008. In addition, of the international passengers traveling through our airports, a majority have historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the years indicated.

	Year ended December 31,
	2007		2008		2009
Change in Mexican gross domestic product(1)		3.3%		1.5%		(6.5)%
Change in Mexican Consumer Price Index(2)		3.8%		6.5%		3.6%
Domestic terminal passengers(6)		15,736.7		14,618.5		12,678.4
International terminal passengers(6)		7,828.4		7,633.3		6,608.1
Total terminal passengers(6)		23,565.1		22,251.8		19,286.5
Cargo units(3)		1,608.2		1,460.2		1,262.8
Total workload units(3)		25,173.3		23,712.0		20,549.3
Change in total terminal passengers(4)		14.9%		(5.6)%		(13.3)%
Change in workload units(4)		13.8%		(5.8)%		(13.3)%
Aeronautical revenues(5)	Ps.	2,812.9	Ps.	2,762.2	Ps.	2,537.3
Change in aeronautical revenues(4)		13.4%		(1.8)%		(8.1)%
Aeronautical revenues per workload unit	Ps.	111.7	Ps.	116.5	Ps.	123.5
Change in aeronautical revenues per workload unit(3)(4)		(0.3)%		4.3%		6.0%
Non-aeronautical revenues(5)	Ps.	664.5	Ps.	728.6	Ps.	729.0
Change in non-aeronautical revenues(4)		17.4%		9.7%		0.1%
Non-aeronautical revenues per terminal passenger	Ps.	28.2	Ps.	32.7	Ps.	37.8
Change in non-aeronautical revenues per terminal passenger(4)		2.2%		16.0%		15.6%

(1)	In real terms, as reported by the Mexican National Institute of Statistics.
(2)	As reported by the Mexican Central Bank.
(3)	In thousands. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.
(4)	In each case, as compared to the previous period.
(5)	In millions of pesos.
(6)	In thousands.

In 2009, we had 19.3 million terminal passengers (12.7 million domestic and 6.6 million international), of which 120.2 thousand were on general aviation flights, and an additional 291.0 thousand were transit passengers. Approximately 23.4% of our transit passengers are handled at Guadalajara International Airport.

Classification of Revenues

We classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Historically, a majority of our revenues have been derived from aeronautical services. For example, in 2007, 2008 and 2009, 80.9%, 79.1% and 77.7%, respectively, of our revenues were derived from aeronautical services and the remainder of our revenues was derived from non-aeronautical services.

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

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), rental and royalty payments from third parties operating stores, providing commercial services at our airports (such as car rental agencies, food and beverage providers and retail and duty-free store operators), as well as advertising and fees collected from other miscellaneous sources, such as vending machines and time-share companies.

For a detailed description of the components of our aeronautical and non-aeronautical revenues categories, see “Item 4, Information on the Company—Business Overview—Our Sources of Revenues.”

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. As of December 31, 2009, the Ministry of Communications and Transportation had determined the maximum rates for our airports for each year through December 31, 2014. Our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels. In addition, aeronautical revenues differ among our airports to the extent passenger traffic levels differ among these airports. See “Item 4, Regulatory Framework—Aeronautical Services Regulation” for a description of our maximum rates and the rate-setting procedures for future periods.

Our concessions provide that our maximum rates must be adjusted on an annual basis as determined by the efficiency factor and by changes in inflation. See “Item 4, Regulatory Framework—Aeronautical Revenues Regulation—Methodology for Determining Future Maximum Rates.”

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate set for such airport for that year. We currently set the specific price for each category of aeronautical services after negotiations with our principal airline customers.

Aeronautical revenue per workload unit is an indicator that is calculated by dividing average revenue by workload units for a given period. This indicator is affected annually by:

•	Adjustment in the maximum rates for the efficiency factor and the Mexican Producer Price Index (Índice Nacional de Precios al Productor, excluding petroleum);

•	Increases and decreases in the relative number of workload units at each airport; and

•	Changes in total workload units per airport.

During the period from 2005 to 2009 the efficiency factor to be applied to our maximum tariffs was 0.75%, which caused our weighted average maximum tariffs, as determined by the Ministry of Communications and Transportation, (prior to inflation adjustments using the Mexican Producer Price Index, excluding petroleum) to decrease by 1.56% in 2007, increase by 6.03% in 2008 and decrease by 0.97% in 2009. At the same time, the Mexican Producer Price Index, excluding petroleum increased by 3.69%,

10.48% and 1.99% in 2007, 2008 and 2009 respectively. This led to increases in our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican Producer Price Index, excluding petroleum of 2%, 11% and 1%, in 2007, 2008 and 2009 respectively. In the same period the total workload units at our airports were 25.2 million, 23.7 million and 20.5 million in 2007, 2008 and 2009 respectively, an increase of 13.8% in 2007 and decreases of 5.8% and 13.3% in 2008 and 2009 in workload units.

Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2007, 2008 and 2009 average aeronautical revenues per workload unit were Ps. 111.7, Ps. 116.5 and Ps. 123.5 respectively, which represented a decrease of 0.3% in 2007, and an increase of 4.3% and 6.0% in 2008 and 2009, respectively. The decrease in 2007 is mainly attributable to the proportionately larger increase in passenger traffic compared to the increases in maximum tariffs, while the increases in 2008 and 2009 result from proportionately larger decreases in passenger traffic compared to tariff increases.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. However, there can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future or that we will not be sanctioned in case we exceed our maximum rates. For a discussion of risks relating to our ability to set specific prices, see “Item 3, Risk Factors—Risks Related to the Regulation of Our Business—We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate” and “Item 3, Risk Factors—Risks Related to the Regulation of Our Business—If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.”

The following table sets forth our revenues from aeronautical services for the years indicated.

Aeronautical Revenues

	Year ended December 31,
	2007			2008			2009
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	2,339.1	83.2%	Ps.	2,278.3	82.5%	Ps.	2,089.7	82.4%
Aircraft landing charges		136.2	4.8		146.7	5.3		138.3	5.5
Aircraft parking charges		115.2	4.1		127.0	4.6		122.9	4.8
Airport security charges		39.4	1.4		37.9	1.4		35.2	1.4
Passenger walkway charges		23.3	0.8		18.2	0.6		19.7	0.8
Leasing of space to airlines		107.7	3.8		106.8	3.9		90.7	3.6
Revenues from complementary service providers(1)		52.0	1.9		47.3	1.7		40.8	1.6

Total Aeronautical Revenues	Ps.	2,812.9	100.0%	Ps.	2,762.2	100.0%	Ps.	2,537.3	100.0%

Other Information:
Total workload units(2)		25.2			23.7			20.5
Total aeronautical revenues per workload unit	Ps.	111.7		Ps.	116.5		Ps.	123.5
Change in aeronautical revenues(3)			13.4%			(1.8)%			(8.1)%
Change in total aeronautical revenues per workload unit(3)			(0.3)%			4.3%			6.0%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	In each case, as compared to the previous year.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. In 2007, 2008 and 2009, passenger charges represented 83.2%, 82.5% and 82.4%, respectively, of our aeronautical services revenues and 67.3%, 65.3% and 64.0%, respectively, of our total revenues.

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

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2007		2008		2009
	Amount	% change	Amount	% change	Amount	% change
	(in thousands, except percentages)
Guadalajara	3,447.9	13.5%	3,332.2	(3.4)%	2,977.3	(10.7)%
Tijuana	2,168.3	29.0	1,857.0	(14.4)	1,612.4	(13.2)
Puerto Vallarta	1,535.7	5.2	1,610.5	4.9	1,289.7	(19.9)
Los Cabos	1,426.0	6.2	1,463.4	2.6	1,287.9	(12.0)
Hermosillo	513.7	21.9	489.2	(4.8)	455.9	(6.8)
Guanajuato	620.3	10.6	532.6	(14.1)	422.0	(20.8)
La Paz	309.6	38.8	254.7	(17.7)	250.4	(1.7)
Morelia	295.5	0.7	254.7	(13.8)	211.4	(17.0)
Mexicali	262.0	30.1	236.8	(9.6)	215.2	(9.1)
Aguascalientes	227.5	20.3	206.7	(9.1)	137.5	(33.5)
Los Mochis	134.1	39.2	101.1	(24.6)	93.9	(7.1)
Manzanillo	120.5	6.5	106.1	(12.0)	85.0	(19.9)

Total	11,061.1	15.0%	10,445.0	(5.6)%	9,038.6	(13.5)%

Non-aeronautical Revenues

Non-aeronautical services historically have generated a smaller portion of our total revenues as compared to aeronautical services. However, the contribution to our total revenues from non-aeronautical services has steadily increased in the past few years, from 19.1% in 2007 to 22.3% in 2009, reflecting our business strategy of developing our commercial activities. From 2007 to 2009, our non-aeronautical revenues per terminal passenger increased, from Ps. 28.2 to Ps. 37.8. Our revenues from non-aeronautical services are principally derived from commercial activities. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

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

The following table sets forth our revenues from non-aeronautical services for the years indicated.

Non-aeronautical Revenues

	Year ended December 31,
	2007			2008			2009
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Commercial activities:
Car parking charges	Ps.	134.9	20.3%	Ps.	161.5	22.2%	Ps.	142.8	19.6%
Leasing of space(1)		101.2	15.2		104.2	14.3		112.7	15.5
Car rentals		60.2	9.1		64.8	8.9		71.6	9.8
Food and beverage operations		66.8	10.1		73.4	10.1		73.0	10.0
Retail operations		69.0	10.4		73.2	10.0		70.1	9.6
Duty-free operations		55.2	8.3		60.8	8.3		62.1	8.5
Advertising		37.2	5.6		46.4	6.4		37.3	5.1
Communications		10.3	1.5		10.1	1.4		9.7	1.3
Financial services		6.6	1.0		9.0	1.2		12.1	1.7
Time-sharing		71.9	10.8		73.6	10.1		88.3	12.1
Other		27.9	4.2		25.9	3.6		27.7	3.8

Total commercial activities		641.2	96.5		702.9	96.5		707.4	97.0
Recovery of costs(2)		23.3	3.5		25.7	3.5		21.6	3.0

Total Non-aeronautical Revenues	Ps.	664.5	100.0%	Ps.	728.6	100.0%	Ps.	729.0	100.0%

Other Information:
Total terminal passengers(3)		23.6			22.3			19.3
Non-aeronautical revenues per terminal passenger	Ps.	28.2		Ps.	32.7		Ps.	37.8
Change in non-aeronautical revenues per terminal passenger(4)			2.2%			16.0%			15.6%
Car parking charges per terminal passenger	Ps.	5.7		Ps.	7.2		Ps.	7.4
Change in car parking charges per terminal passenger(4)			3.6%			26.3%			2.8%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.
(3)	In millions.
(4)	In each case, as compared to the previous year.

In 2009, revenues from non-aeronautical services in our airports accounted for 22.3% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities may account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a substantial majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2000 to 2009).

In recent years, non-aeronautical revenues per terminal passenger have increased 34.0% (from Ps. 28.2 in 2007 to Ps. 37.8 in 2009), while our cost of services per workload unit has increased 27.0% (Ps. 33.3 in 2007, as compared to Ps. 42.3 in 2009), resulting in non-aeronautical services contributing increasingly to our results of operations.

Non-aeronautical revenues per terminal passenger shows the average revenue generated by the commercial areas of our airports, and it is calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. Therefore if non-aeronautical revenues decline proportionately less than the decline in the number of terminal passengers during a period, as was the case in 2008 and 2009, non-aeronautical revenues per terminal passenger will increase despite the decrease in non-aeronautical revenues. Similarly, the cost of services per workload unit would increase in periods in which the workload unit declines because the majority of an airport’s costs are fixed. Non-aeronautical revenues per terminal passenger are principally affected by:

•	Recovery of rights to certain business that we previously did not operate;

•	Opening of new commercial space at our airports;

•	The level of passenger traffic; and

•

The exchange rate between the Mexican peso and the US dollar. This exchange rate affects the contracts denominated in U.S. dollars, which mainly consist of lease contracts for time-share developers, car rentals, duty free services and certain lease contracts for food and beverages and retail operations.

Certain categories of non-aeronautical revenues are directly impacted by passenger traffic (for example car parking and rental, food and beverage providers) while others are not (for example leasing of space, on which we earn at least a minimum fixed rent indexed to inflation each year, which may be increased by royalty-based payments as discussed below). Accordingly, non-aeronautical revenues do not always behave in the same manner as passenger traffic or workload units.

We estimate that approximately 89.5% of our commercial agreements could be arranged as royalty-based contracts based on the nature of our tenants’ operations, representing approximately 55.0% of our total non-aeronautical revenues. Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

For example, during 2007, 2008 and 2009, non-aeronautical revenues were Ps. 664.5 million, Ps. 728.6 million and Ps. 729.0 million, respectively, representing an increase of 9.6% and 0.05% in 2008 and 2009, respectively. The increase in 2008 as compared to 2007 was mainly due to the recovery in January 2008 of the parking facilities in our Tijuana International Airport that we did not operate previously. Additionally, during the last quarter of 2008, the Mexican peso depreciated versus US dollar by 26.7%; therefore, for our U.S. dollar-denominated contracts, we received a higher peso equivalent amount of revenues. At the same time, total terminal passenger volume declined in 2008 and 2009 by 5.5% and 13.3%, respectively. This generated an increase in non-aeronautical revenues per terminal passenger from Ps. 28.2 per passenger in 2007 to Ps. 32.7 per passenger in 2008 and Ps. 37.8 per passenger in 2009, representing increases of 2.2%, 16.0% and 15.6%, respectively.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2007		2008			2009
	Amount		Amount		% change	Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	351.7	Ps.	363.4	3.3%	Ps.	335.6	(7.6)%
Maintenance		142.4		165.6	16.3		179.4	8.3
Safety, security and insurance		106.3		111.0	4.5		110.7	(0.3)
Utilities		90.3		113.1	25.2		91.3	(19.3)
Other		148.5		199.7	34.5		152.3	(23.7)
Total cost of services		839.2		952.8	13.5		869.3	(8.8)
Technical assistance fees		125.9		118.2	(6.1)		111.7	(5.5)
Concession taxes		172.8		173.5	0.4		162.5	(6.3)
Depreciation and amortization:
Depreciation(1)		81.3		87.2	7.3		82.5	(5.4)
Amortization(2)		672.8		711.0	5.7		746.4	5.0
Total depreciation and amortization		754.1		798.2	5.8		828.8	3.8
Total operating costs	Ps.	1,892.0	Ps.	2,042.7	8.0%	Ps.	1,972.4	(3.4)%
Other Information:
Total workload units(3)		25,173.3		23,712.0	(5.8)%		20,549.2	(13.3)%
Cost of services per workload unit		33.3		40.2	20.7%		42.3	5.2%
Cost of services margin(4)		24.1%		27.3%			26.6%

(1)	Reflects depreciation of fixed assets.
(2)	Reflects amortization of our improvements of concession assets, concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).
(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and various other operating costs. In recent years, our cost of services per workload unit has increased from Ps. 33.3 in 2007 to Ps. 40.2 in 2008 and Ps. 42.3 in 2009, mainly as a result of the decline in workload units from 25.2 million in 2007 to 23.7 million in 2008 and 20.5 million in 2009. Despite strict services controls, a reduction in passenger traffic unfavorably affected our cost per workload unit. As a result, our operating margins (defined as income from operations divided by total revenues) decreased by 600 basis points from 45.6% in 2007 to 39.6% in 2009.

Technical Assistance Fee and Concession Tax

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$ 4.0 million (adjusted annually for U.S. inflation since August 25, 2000) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense

(calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). In 2009, 2008 and 2007, this fee was Ps. 111.7 million, Ps. 118.2 million and Ps. 125.9 million, respectively.

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession tax to the Mexican government, which is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. In 2009, this tax was Ps. 162.5 million. The concession tax rate may vary on an annual basis as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If the Mexican Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

Depreciation and Amortization

Our depreciation and amortization expenses reflect primarily the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs. Moreover, in 2007 and 2008, we wrote off the remaining balance of certain additions to and construction upon facilities carried out since the beginning of our concession, as they were replaced with new investments as required under the master development program. The amounts of these effects were Ps. 10.9 million and Ps. 8.3 million, respectively. For further information regarding to depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis. Through 2007, Mexican companies were generally required to pay the greater of their income tax liability (determined at a rate of 28% for 2007 to 2009, and will be 30% for 2010 to 2012, 29% for 2013 and 28% thereafter) or their asset tax liability (determined at a rate of 1.25% in 2007—of the average tax value of virtually all of their assets including, in our case, our concessions), less the average tax value of certain liabilities (through December 2006; beginning in 2007, no liabilities are deducted). Beginning January 1, 2008, Mexican companies must pay the greater of their income tax liability or a new business flat tax rate (Impuesto Empresarial a Tasa Única, or IETU), which replaced the asset tax. Due to changes in tax legislation, effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.50% or 0.25% of taxable income. Prior to the date of the enactment of the new business flat tax (IETU), the asset tax law established that if in any year the asset tax liability exceeded the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In addition, any required payment of asset tax was creditable against the excess of income tax over asset tax of the following ten years.

In 2007, we and our subsidiaries paid an aggregate of Ps. 81.9 million in asset taxes.

On October 1, 2007, the IETU was enacted and became effective as of January 1, 2008, and the Asset Tax Law was repealed effective January 1, 2008. As a result of these changes in the Mexican tax law, the new IETU tax law established that the asset tax balance may be recovered through rebates over the following ten years of up to 10% of the total asset tax paid out and pending recovery, provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the three previous years, whichever is lower, when the income tax exceeds asset tax in any of those years.

In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that had an impact in 2008. This law, which eliminated the asset tax and replaced it with the IETU, applies to individuals and companies with permanent establishment in Mexico. Such individuals and companies are required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter to an income determined based on cash flows. This income is determined by decreasing authorized deductions (excluding wages, social security contributions and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Mexican tax law allows Mexican companies utilizing tax amortization rates that are lower than the maximum allowable rates to modify their tax amortization rates every five years, without exceeding the maximum allowable rate. Beginning in 2000, we utilized rates lower than the 15% maximum allowable rate to amortize our airport concessions and rights to use airport facilities for tax purposes.

Our effective tax rates in 2007, 2008 and 2009 were 17%, 8% and 11%, respectively. Our effective tax rate in 2007 was lower than the statutory rate of 28% because of the enactment of the IETU which reduced the valuation allowance for recoverable tax on assets paid in previous years to Ps. 354.9 million, mainly from our Tijuana International Airport. In 2008, our effective tax rate of 8% was significantly lower than the Mexican corporate tax rate of 28% solely due to the changes in NIF B-10, Effects of Inflation, which resulted in discontinuing recognizing the effects of inflation in our financial statements beginning 2008, while the corresponding tax values of assets and liabilities continue to be adjusted for inflation. This new accounting treatment resulted in a discrepancy between the tax basis and accounting basis of our assets and liabilities, making the tax basis significantly higher than the accounting basis that generated an increase in the deferred income tax asset. In 2009 our effective tax rate increased to 11% (or more than 300 basis points) mainly due to a decrease in the rate of inflation used in our base of comparison for accounting purposes to tax purposes from 6.5% to 3.6%. The increase was also partially due to a change in the valuation allowance for asset taxes. We paid Ps. 369.5 million in corporate tax in 2009, representing 27.6% of our earnings before taxes.

The IETU Law also established a mechanism to recover existing asset tax credit carryforwards that ultimately benefited the Company. The Company now has ten years beginning in 2008 to recover existing asset tax credit carryforwards. Based on these changes which resulted in the Company’s ability to recover tax on assets that was previously determined to be unrecoverable, coupled with the Company’s financial projections from 2008 to 2017, in 2007, the Company recognized a significant decrease in the valuation allowance of recoverable tax on assets paid in previous years for Ps. 354.9 million. This reserve was increased slightly in 2008 to Ps. 79.1 million, based on revised financial projections from 2009 to 2017 coupled with actual results in 2008 with respect to certain of our airports. In 2009, we increased the reserve of the valuation allowance related to recoverable tax on assets paid to Ps. 23.9 million based on revised financial projections from 2010 to 2017. The recoverable tax on assets paid decreased to Ps. 21.9 million due to its recovery in 2009.

Employee Profit Sharing

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Employee Retirement Plans

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ daily integrated salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 3.9 million in 2009, Ps. 4.0 million in 2008 and Ps. 3.5 million in 2007.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2007	2008	2009
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	1.0%	26.7%	(5.6)%
Mexican inflation rate(2)	3.8%	6.5%	3.6%
U.S. inflation rate(3)	4.1%	0.1%	2.7%
Increase in Mexican gross domestic product(4)	3.3%	1.5%	(6.5)%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de México, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 10.9157 per U.S. dollar as of December 31, 2007, Ps. 13.8320 per U.S. dollar as of December 31, 2008 and Ps. 13.0587 per U.S. dollar as of December 31, 2009.
(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de México. The Mexican consumer price index at year end was: 125.564 in 2007, 133.761 in 2008 and 138.541 in 2009.
(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by the Mexican National Institute of Statistics as of February 22, 2010.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•

Depreciation and amortization expense.    Through 2007, we restated our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increased the carrying value of these assets in pesos, which in turn increased the related depreciation expense and risk of impairments. Our airport concessions are being amortized on a straight-line basis over the life of the concession and rights acquired. Although depreciation and amortization has not been affected since we discontinued the recognition of the effects of inflation as required by MFRS, should Mexico experience increased levels of inflation, and thus be required by MFRS to include those effects in its financial information, values of our concessions and other non-monetary assets could increase, and thus increase depreciation and amortization charges.

•

Passenger charges.    Passenger charges for international passengers are currently denominated in dollars, but are invoiced and collected in pesos. Meanwhile, passenger charges for domestic passengers are denominated in pesos. Because through 2007 MFRS required Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeded the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period was higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been greater in the current period.

•

Comprehensive financing result.    As required by MFRS, our comprehensive financing result reflects gains or losses from foreign exchange, gains or losses from monetary position (through 2007) and gains and losses from interest. As a result, it is impacted by currency depreciation.

•

Maximum rates in pesos.    Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2007, 2008 and 2009, we collected passenger charges from airlines within 78 to 88 days, 75 to 86 days and 79 to 136 days, respectively, following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions if it is repeated and sanctioned by the Ministry of Communications and Transportation at least three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In accordance with the new NIF B-10, Effects of Inflation, we ceased recognizing the effects of inflation in our financial statements for the fiscal year beginning January 1, 2008.

Results of operations by subsidiary

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries.

Results of Operations by Subsidiary

	Subsidiary Operating Results
	Year ended December 31,
	2007		2008		2009
	(millions of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	930.1	Ps.	930.6	Ps.	884.7
Non-aeronautical services		232.9		233.2		231.0
Total revenues		1,163.0		1,163.8		1,115.7
Operating costs		538.8		588.5		579.4
Costs of operations(4)		298.1		345.0		321.3
Depreciation and amortization		240.7		243.5		258.1
Income from operations		624.2		575.3		536.2
Operating margin(1)		53.7%		49.4%		48.1%
Tijuana:
Revenues:
Aeronautical services	Ps.	424.3	Ps.	368.4	Ps.	334.8

	Subsidiary Operating Results
	Year ended December 31,
	2007		2008		2009
	(millions of pesos, except percentages)
Non-aeronautical services		53.5		96.8		87.9
Total revenues		477.8		465.2		422.7
Operating costs		304.9		322.5		321.6
Costs of operations(4)		168.4		185.5		182.2
Depreciation and amortization		136.5		137.0		139.4
Income from operations		172.9		142.7		101.1
Operating margin(1)		36.2%		30.7%		23.9%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	418.0	Ps.	454.1	Ps.	387.4
Non-aeronautical services		110.5		131.1		140.3
Total revenues		528.5		585.2		527.7
Operating costs		245.7		285.4		270.0
Costs of operations(4)		144.1		175.3		155.3
Depreciation and amortization		101.6		110.1		114.7
Income from operations		282.8		299.8		257.7
Operating margin(1)		53.5%		51.2%		48.8%
Los Cabos:
Revenues:
Aeronautical services	Ps.	403.6	Ps.	432.5	Ps.	398.0
Non-aeronautical services		152.6		153.4		168.6
Total revenues		556.2		585.9		566.6
Operating costs		219.2		231.8		233.4
Costs of operations(4)		151.4		144.5		145.1
Depreciation and amortization		67.8		87.3		88.3
Income from operations		337.0		354.1		333.2
Operating margin(1)		60.6%		60.4%		58.8%
Hermosillo:
Revenues:
Aeronautical services	Ps.	132.2	Ps.	132.3	Ps.	126.9
Non-aeronautical services		24.1		24.2		25.0
Total revenues		156.3		156.5		151.9
Operating costs		111.0		119.6		118.6
Costs of operations(4)		70.6		78.5		76.1
Depreciation and amortization		40.4		41.1		42.5
Income from operations		45.3		36.9		33.3
Operating margin(1)		29.0%		23.6%		21.9%
Guanajuato:
Revenues:
Aeronautical services	Ps.	160.7	Ps.	144.8	Ps.	122.4
Non-aeronautical services		31.4		32.9		26.3
Total revenues		192.1		177.7		148.7
Operating costs		107.7		116.4		108.4
Costs of operations(4)		69.7		79.4		68.7
Depreciation and amortization		38.0		37.0		39.7
Income from operations		84.4		61.3		40.3
Operating margin(1)		44.0%		34.5%		27.1%
Other Airport Subsidiaries(2):
Revenues:
Aeronautical services	Ps.	344.0	Ps.	299.5	Ps.	283.0
Non-aeronautical services		59.4		57.0		50.0
Total revenues		403.4		356.5		333.0
Operating costs		365.1		391.3		364.5
Costs of operations(4)		241.3		269.3		235.5
Depreciation and amortization		123.8		122.0		129.0
Income (loss) from operations		38.3		(34.8)		(31.6)
Operating margin(1)		9.5%		(9.8)%		(9.5)%

	Subsidiary Operating Results
	Year ended December 31,
	2007		2008		2009
	(millions of pesos, except percentages)
Other Subsidiaries(3):
Operating costs	Ps.	(0.5)	Ps.	(12.7)	Ps.	(23.6)
Costs of operations(4)		(5.8)		(32.9)		(40.7)
Depreciation and amortization		5.3		20.2		17.1
Income from operations		0.5		12.7		23.6
Total:
Revenues:
Aeronautical services	Ps.	2,812.9	Ps.	2,762.2	Ps.	2,537.2
Non-aeronautical services		664.4		728.6		729.0
Total revenues		3,477.3		3,490.8		3,266.2
Operating costs		1,891.9		2,042.8		1,972.3
Costs of operations(4)		1,137.8		1,244.6		1,143.5
Depreciation and amortization		754.1		798.2		828.8
Income from operations		1,585.4		1,448.0		1,293.9
Operating margin(1)		45.6%		41.5%		39.6%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our airports located in Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo.
(3)	Other subsidiaries data reflects the results of operations of our administrative, operating and car parking services providers.
(4)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

Historically, our most profitable airports have been our Los Cabos, Guadalajara and Puerto Vallarta international airports, which handle the majority of our international passengers. We determine profitability per airport by dividing income from operations at each airport by total revenues for that airport. Operating margins at our Tijuana International Airport historically have been lower than at our other airports because the maximum rates applicable to aeronautical services provided at our Tijuana International Airport are lower than those applicable to our other principal airports. This is because the amortization of our concession relative to the level of revenues is much higher at our Tijuana International Airport than at our other principal airports because the original concession value assigned to the Tijuana International Airport was proportionately higher.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results
	Year ended December 31,
	2007		2008			2009
	Amount		Amount		% change	Amount		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	2,812,869	Ps.	2,762,198	(1.8)%	Ps.	2,537,262	(8.1)%
Non-aeronautical services		664,455		728,587	9.7		728,978	0.1
Total revenues		3,477,324		3,490,785	0.4		3,266,240	(6.4)
Operating costs:
Cost of services		839,119		952,729	13.5		869,315	(8.8)
Technical assistance fees		125,857		118,226	(6.1)		111,721	(5.5)
Concession taxes		172,846		173,533	0.4		162,507	(6.4)
Depreciation and amortization		754,097		798,251	5.9		828,835	3.8
Total operating costs		1,891,919		2,042,739	8.0		1,972,378	(3.4)
Income from operations		1,585,405		1,448,046	(8.7)		1,293,862	(10.6)
Net comprehensive financing income:
Interest income, net		152,806		105,553	(30.9)		109,779	4.0
Exchange (loss) gain, net		(2,078)		92,402	(4,546.7)		(26,149)	(128.3)
Monetary position loss		(59,117)		0	(100.0)		0	0.0
Gain (loss) from embedded derivatives		5,732		16,923	195.2		(25,421)	(250.2)
Net comprehensive financing income		97,343		214,878	120.7		58,209	(72.9)
Other (expense) income		(2,352)		7,543	(420.7)		(11,710)	(255.2)
Income before income taxes		1,680,396		1,670,467	(0.6)		1,340,361	(19.8)
Income tax expense		277,577		129,625	(53.3)		140,917	8.7
Consolidated net income		1,402,819		1,540,842	9.8		1,199,444	(22.2)
Other operating data (unaudited):
Operating margin(1)		45.6%		41.5%			39.6%
Net margin(2)		40.3%		44.1%			36.7%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008

Revenues

Total revenues for 2009 decreased 6.4%, from Ps. 3,490.8 million in 2008 to Ps. 3,266.2 million in 2009. This decrease was mainly due to a decrease in aeronautical services revenues while non-aeronautical services revenues remained stable.

Aeronautical services revenues decreased 8.1%, from Ps. 2,762.2 million in 2008 to Ps. 2,537.3 million in 2009. This decrease was partially due to the suspension of operations by Aerocalifornia, Avolar, Aladia and Alma in July, August, October and November 2008, respectively, and the suspension of operations of Aviacsa in July 2009. From the beginning of 2008 until the date in which Aerocalifornia, Avolar, Alma ceased operations, these airlines represented 6.1%, 5.1% and 3.8%, respectively, of our total traffic and represented 4.0%, 3.3%, 2.4%, respectively, of the total revenues. From the beginning of 2009 until the date in which Aviacsa ceased operations, it represented 3.6% of our total traffic and 1.4% of the total revenues. In addition, there was a temporary suspension of routes and a reduction in the frequency of certain flights caused by the global economic crisis and the health alert issued in April 2009 for the A/H1N1 virus, which resulted in a 7.4% (Ps. 167.1 million) decrease in passenger charges (as a consequence of a 13.3% reduction in terminal passenger traffic). Revenues from aircraft landing and parking fees declined 4.6%, or Ps. 12.5 million, while the leasing of ticket counter spaces and complementary services to airlines declined 14.6%, or Ps. 22.6 million. The reduction in passenger charges was proportionally lower than the reduction in passenger traffic due to the fact that fees for airport usage increased in 2009 compared to 2008. In addition, Los Cabos International Airport (which has the second-highest of our maximum tariffs) and the Guadalajara International Airport reported lower declines in passenger traffic than those reported at the other two airports with the highest traffic in the Company (Tijuana and Puerto Vallarta).

Non-aeronautical services revenues for 2009 increased Ps. 0.4 million or 0.1%, from Ps. 728.6 million in 2008 to Ps. 729.0 million in 2009. Although the increase in total non-aeronautical revenues was minor, there were significant changes in the composition of non-aeronautical revenues. Revenues from the leasing of time-share sales spaces, rental car services, financial services and the leasing of space to local retailers increased Ps. 33.1 million mostly due to the fact that rental amounts are updated for inflation on an annual basis, while revenues from car parking, advertising and the royalties from commercial spaces decreased Ps. 30.9 million. This decrease is due to the fact that revenues from car parking and royalties from commercial spaces are directly correlated to passenger traffic, and passenger traffic decreased in 2009. Additionally advertising revenues decreased due to reduced rental rates which had been renegotiated when renewing contracts.

Revenues by Airport

At the Guadalajara airport, revenues decreased by 4.1% from Ps. 1,163.8 million in 2008 to Ps. 1,115.7 million in 2009. Aeronautical revenues decreased by 4.9% from Ps. 930.6 million in 2008 to Ps. 884.7 million in 2009 at the Guadalajara airport, due to a 10.3% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased at the Guadalajara airport by 0.9% from Ps. 233.2 million in 2008 to Ps. 231.0 million in 2009, due principally to a decrease in car parking revenues and the decrease in passenger traffic. The decrease was partially offset by an increase in the revenues of commercial leasing and rental car services.

At the Tijuana airport, revenues decreased by 9.1% from Ps. 465.2 million in 2008 to Ps. 422.7 million in 2009. Aeronautical revenues decreased by 9.1% from Ps. 368.4 million in 2008 to Ps. 334.8 million in 2009 at the Tijuana airport, due to a 14.1% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased at the Tijuana airport by 9.2% from Ps. 96.8 million in 2008 to Ps. 87.9 million in 2009, due principally to a decrease in car parking revenues due to lower passenger traffic.

At the Puerto Vallarta airport, revenues decreased by 9.8% from Ps. 585.2 million in 2008 to Ps. 527.7 million in 2009, largely due to a decrease in passenger traffic, partly offset by an increase in non-aeronautical revenues. Aeronautical revenues decreased by 14.7% from Ps. 454.1 million in 2008 to Ps. 387.4 million in 2009 at the Puerto Vallarta airport, due to a 19.4% decrease in passenger traffic during the same period. Non-aeronautical revenues increased at the Puerto Vallarta airport by 7.0% from Ps. 131.1 million in 2008 to Ps. 140.3 million in 2009, due principally to an increase in revenues from rental car services, time-share developers and other commercial revenues.

At the Los Cabos airport, revenues decreased by 3.3% from Ps. 585.9 million in 2008 to Ps. 566.6 million in 2009, largely due to the decrease in aeronautical revenues, partly offset by an increase in non-aeronautical revenues. Aeronautical revenues decreased by 8.0% from Ps. 432.5 million in 2008 to Ps. 398.0 million in 2009 at the Los Cabos airport, due to a 12.3% decrease in passenger traffic during the same period. Non-aeronautical revenues increased at the Los Cabos airport by 9.9% from Ps. 153.4 million in 2008 to Ps. 168.6 million in 2009, due principally to an increase in the revenues from rental car services and time-share services.

At the Hermosillo airport, revenues decreased by 3.0% from Ps. 156.5 million in 2008 to Ps. 151.9 million in 2009, largely due to the decrease in passenger traffic, partly offset by the increase in non-aeronautical revenues. Aeronautical revenues decreased by 4.1% from Ps. 132.3 million in 2008 to Ps. 126.9 million in 2009 at the Hermosillo airport, due to an 8.6% decrease in passenger traffic during the same period. Non-aeronautical revenues increased at the Hermosillo airport by 3.1% from Ps. 24.2 million in 2008 to Ps. 25.0 million in 2009, due principally to an increase in the revenues from food and beverage services.

At the Guanajuato airport, revenues decreased by 16.3% from Ps. 177.7 million in 2008 to Ps. 148.7 million in 2009. Aeronautical revenues decreased by 15.5% from Ps. 144.8 million in 2008 to Ps. 122.4 million in 2009 at the Guanajuato airport, due to a 19.6% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased at the Guanajuato airport by 20.1% from Ps. 32.9 million in 2008 to Ps. 26.3 million in 2009, due principally to a decrease in car parking revenues in part due to lower passenger traffic.

Revenues at our other 6 airports decreased by 6.6% on an aggregate basis from Ps. 356.5 million in 2008 to Ps. 333.0 million in 2009, largely due to a decrease in passenger traffic. Aeronautical revenues at these airports decreased by 5.5% from Ps. 299.5 million in 2008 to Ps. 283.0 million in 2009, due to a 13.7% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased by 12.3% from Ps. 57.0 million in 2008 to Ps. 50.0 million in 2009, due principally to a decrease in passenger traffic.

Operating Costs

Cost of Services

Cost of services, which is comprised of employee costs, maintenance, safety, security, insurance, utilities and other expenses, decreased by Ps. 83.4 million, or 8.8%, from Ps. 952.8 million in 2008 to Ps. 869.3 million in 2009. Of the total decrease, 35.7% was mainly due to a Ps. 29.8 million smaller provision for doubtful accounts recognized in 2009 compared to the Ps. 45.3 million provision made in 2008, which related to doubtful payments from certain airlines that suspended operations at our airports during 2008. Service costs, such as utilities cost, declined 19.9%, or Ps. 22.5 million, mainly as a result of energy saving efforts implemented in the second half of 2008, and all of 2009, as well as a reduction in electricity fees during 2009. Employee costs declined 7.6%, or Ps. 27.8 million, mainly due to a Ps. 18.3 million reduction in wages and salaries as a result of the corporate restructuring that took place during the last quarter of 2008, as well as certain cost-cutting measures taken by us in 2009, in addition to Ps. 10.4 million in compensation associated with the corporate restructuring that affected costs in 2008, but not in 2009. Maintenance costs increased 8.3%, or Ps. 13.8 million, principally due to an increase in the cost of maintaining the baggage claim areas, the Common Use Terminal Equipment (CUTE) system, security equipment and walkways.

The main airports that contributed to the decrease in the cost of services for the year ended December 31, 2009 were Guadalajara (cost of services decreased 6.9%, from Ps. 345.0 million to Ps. 321.3 million), Puerto Vallarta (cost of services decreased 11.4%, from Ps. 175.3 million to Ps. 155.3 million), Guanajuato (cost of services decreased 13.5%, from Ps. 79.4 million to Ps. 68.7 million) and Tijuana (cost of services decreased 1.8%, from Ps. 185.5 million to Ps. 182.2 million).

Technical Assistance Fee and Concession Tax

The technical assistance fee decreased 5.6%, from Ps. 118.2 million in 2008 to Ps. 111.7 million in 2009. This decrease was mainly due to a decrease in operating income, principally resulting from a decrease in our revenues and cost of services.

As a result of decreased revenues, government concession taxes decreased by 6.4%, from Ps. 173.5 million in 2008 to Ps. 162.5 million in 2009.

Depreciation and Amortization

Depreciation and amortization increased 3.8%, from Ps. 798.2 million in 2008 to Ps. 828.8 million in 2009, mainly due to the increase in our infrastructure to fulfill the master development programs and our commitment to provide better services to our clients. The amortization of concessions did not fluctuate materially.

Operating Costs by Airport

Operating costs for the Guadalajara airport were Ps. 579.4 million in 2009, a 1.5% decrease from the Ps. 588.5 million recorded in 2008, primarily as a result of a smaller provision for doubtful accounts recognized during 2009.

Operating costs for the Tijuana airport decreased only slightly to Ps. 321.6 million in 2009 from the Ps. 322.5 million recorded in 2008.

Operating costs for the Puerto Vallarta airport were Ps. 270.0 million in 2009, a 5.4% decrease from the Ps. 285.4 million recorded in 2008, primarily as a result of several factors including a reduction in the cost of employees as a result of the corporate restructuring that took place during the last quarter of 2008, a reduction in the cost of electricity as a result of energy saving efforts as well as a smaller provision for doubtful accounts recognized during 2009.

Operating costs for the Los Cabos airport increased only slightly to Ps. 233.4 million in 2009 from the Ps. 231.8 million recorded in 2008.

Operating costs for the Hermosillo airport decreased only slightly to Ps. 118.6 million in 2009 from the Ps. 119.6 million recorded in 2008.

Operating costs for the Guanajuato airport were Ps. 108.4 million in 2009, a 6.9% decrease from the Ps. 116.4 million recorded in 2008, primarily as a result of several factors including a reduction in the cost of employees as a result of the corporate restructuring that took place during the last quarter of 2008 and a smaller provision for doubtful accounts recognized during 2009.

Operating costs for our 6 other airports were Ps. 364.5 million in 2009, a 6.8% decrease from the Ps. 391.3 million recorded in 2008, primarily as a result of several factors including a reduction in the cost of employees as a result of the corporate restructuring that took place during the last quarter of 2008, a reduction in the cost of electricity as a result of energy saving efforts, a reduction in rental fees related to the CUTE system and a smaller provision for doubtful accounts recognized during 2009.

Income from Operations

Operating income decreased 10.6%, from Ps. 1,448.0 million in 2008 to Ps. 1,293.9 million in 2009. This decrease was primarily due to a decrease in passenger traffic which was partially offset by a reduction in several cost items. Our operating margin decreased 190 basis points, from 41.5% in 2008 to 39.6% in 2009, mainly due to a proportionately larger decrease in our revenues when compared to the decrease in operating expenses.

Income from Operations by Airport

Operating income for the Guadalajara airport decreased by 6.8% to Ps. 536.2 million in 2009 from Ps. 575.3 million in 2008, primarily due to a decrease in passenger traffic partially offset by a reduction in several cost items. The operating margin decreased 130 basis points, from 49.4% to 48.1%.

Operating income for the Tijuana airport decreased by 29.2% to Ps.101.1 million in 2009 from Ps. 142.7 million in 2008, primarily due to a decrease in passenger traffic partially offset by a reduction in several cost items. The operating margin decreased 680 basis points, from 30.7% to 23.9%.

Operating income for the Puerto Vallarta airport decreased by 14.0% to Ps. 257.7 million in 2009 from Ps. 299.8 million in 2008, primarily due to a decrease in passenger traffic partially offset by a reduction in several cost items. The operating margin decreased 240 basis points, from 51.2% to 48.8%.

Operating income for the Los Cabos airport decreased by 5.9% to Ps. 333.2 million in 2009 from Ps. 354.1 million in 2008, primarily due to a decrease in passenger traffic. The operating margin decreased 160 basis points, from 60.4% to 58.8%.

Operating income for the Hermosillo airport decreased by 9.8% to Ps. 33.3 million in 2009 from Ps.36.9 million in 2008, primarily due to a decrease in passenger traffic partially offset by a reduction in several cost items. The operating margin decreased 170 basis points from 23.6% to 21.9%.

Operating income for the Guanajuato airport decreased by 34.3% to Ps. 40.3 million in 2009 from Ps. 61.3 million in 2008, primarily due to a decrease in passenger traffic partially offset by a reduction in several cost items. The operating margin decreased 740 basis points from 34.5% to 27.1%.

Loss from operations for our 6 other airports decreased by 9.2% to a loss of Ps. 31.6 million in 2009 from a loss of Ps. 34.8 million in 2008. The decrease in the loss was primarily due to a proportionally higher decrease in the cost of services than in revenues.

Comprehensive Financing Result

Net comprehensive financing income in 2009 decreased by Ps. 156.7 million, or 72.9%, to Ps. 58.2 million compared to Ps. 214.9 million in 2008. This decrease resulted mainly from an exchange loss of Ps. 26.1 million in 2009, compared to an exchange gain of Ps. 92.4 million during 2008. During the fourth quarter of 2009, the peso appreciated against the U.S. dollar by 4.1% compared to fourth quarter of 2008. Given our net monetary asset position in U.S. dollars and this appreciation of the peso, the peso value of our net monetary assets denominated in U.S. dollars decreased in 2009, thereby causing an exchange loss in 2009. In addition, we had a loss in embedded derivates of Ps 25.4 million in 2009 compared with a gain of Ps. 16.9 million in 2008, given the appreciation of the Mexican peso. These decreases were offset by the increase of Ps. 4.2 million in net interest income.

Income Taxes and Asset Tax

Income taxes for 2009 resulted in a expense of Ps. 140.9 million, which principally consisted of the following: (a) current income tax expense for the year of Ps. 370.4 million and (b) an increase in the valuation allowance for the asset tax recovery of Ps. 16.6 million, stemming from revised financial projections at certain of our airports, both offset by a deferred income tax benefit of Ps. 246.1 million. The effective tax rate for the Company increased from 8% for 2008 to 11% in 2009 mainly due to the inflationary effects recognized only for the tax basis of our assets and liabilities and no longer for the accounting values of our assets and liabilities. Although overall income tax expense increased from 2008 driven by the foregoing factors, current income tax decreased Ps. 71.8 million from 2008 to 2009 mainly due to the 19.8% decrease in income before taxes.

Net Income

Net income decreased Ps. 341.4 million, mainly due to the decrease in operating income of Ps. 154.2 million, coupled with a decrease in comprehensive financing income of Ps. 156.7 million and increase in income tax expense of Ps. 11.3 million. The Company’s net income decreased 22.2%, from Ps. 1,540.8 million in 2008 to Ps. 1,199.4 million in 2009. Net margin decreased from 44.1% in 2008 to 36.7% in 2009, due to the aforementioned factors.

Results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007

Revenues

Total revenues for 2008 increased 0.4%, from Ps. 3,477.3 million in 2007 to Ps. 3,490.8 million in 2008. This increase was mainly due to a 9.7% increase in non-aeronautical services revenues offset by a 1.8% decrease in aeronautical services revenues.

Aeronautical services revenues decreased 1.8%, from Ps. 2,812.9 million in 2007 to Ps. 2,762.2 million in 2008. This decrease was due primarily to decreased revenues from passenger charges, which decreased Ps. 60.8 million, driven by a 5.6% decrease in total passenger traffic (representing 119.9% of the decrease in aeronautical services revenues, contributing a 450.4% decrease in total revenues). However, this decrease was partially offset by the increase of Ps. 22.3 million in revenues from airplane landing and parking fees, an increase of 8.9% compared to 2007. This was the result of the different mix of incentives offered in 2008 when compared to 2007 to all airlines to attract new routes and frequencies to and from our airports. As a result of the aforementioned and according to the concession agreements for the recognition of the effect of inflation and the application of the efficiency factor, both under the maximum tariff, aeronautical revenues per workload unit increased from Ps. 111.7 in 2007 to Ps. 116.5 in 2008.

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

Revenues by Airport

At the Guadalajara airport, revenues increased from Ps. 1,163.0 million in 2007 to Ps. 1,163.8 million in 2008. Aeronautical revenues increased modestly from Ps. 930.1 million in 2007 to Ps. 930.6 million in 2008 at the Guadalajara airport. Non-aeronautical revenues increased at the Guadalajara airport from Ps. 232.9 million in 2007 to Ps. 233.2 million in 2008.

At the Tijuana airport, revenues decreased by 2.6% from Ps. 477.8 million in 2007 to Ps. 465.2 million in 2008. Aeronautical revenues decreased by 13.2% from Ps. 424.3 million in 2007 to Ps. 368.4 million in 2008 at the Tijuana airport, largely due to a 16.3% decrease in passenger traffic during the same period. Non-aeronautical revenues increased at Tijuana airport by 80.9% from Ps. 53.5 million in 2007 to Ps.96.8 million in 2008, largely due to the operation of car parking facilities beginning in 2008.

At the Puerto Vallarta airport, revenues increased by 10.7% from Ps. 528.5 million in 2007 to Ps. 585.2 million in 2008. Aeronautical revenues increased by 8.6% from Ps. 418.0 million in 2007 to Ps. 454.1 million in 2008 at the Puerto Vallarta airport, largely due to a 4.5% increase in passenger traffic during the same period. Non-aeronautical revenues increased at Puerto Vallarta airport by 18.6% from Ps. 110.5 million in 2007 to Ps.131.1 million in 2008, largely due to the increase in revenues of duty free, food and beverage services and retail operations.

At the Los Cabos airport, revenues increased by 5.3% from Ps. 556.2 million in 2007 to Ps. 585.9 million in 2008. Aeronautical revenues increased by 7.2% from Ps. 403.6 million in 2007 to Ps. 432.5 million in 2008 at the Los Cabos airport, largely due to a 3.0% increase in passenger traffic during the same period. Non-aeronautical revenues increased slightly at Los Cabos airport from Ps. 152.6 million in 2007 to Ps. 153.4 million in 2008.

At the Hermosillo airport, revenues increased from Ps. 156.3 million in 2007 to Ps. 156.5 million in 2008. Aeronautical revenues increased slightly from Ps. 132.2 million in 2007 to Ps. 132.3 million in 2008 at the Hermosillo airport. Non-aeronautical revenues increased slightly at the Hermosillo airport from Ps. 24.1 million in 2007 to Ps. 24.2 million in 2008.

At the Guanajuato airport, revenues decreased by 7.5% from Ps. 192.1 million in 2007 to Ps. 177.7 million in 2008. Aeronautical revenues decreased by 9.9% from Ps. 160.7 million in 2007 to Ps. 144.8 million in 2008 at the Guanajuato airport, largely due to a 13.4% decrease in passenger traffic during the same period. Non-aeronautical revenues increased at Guanajuato airport by 4.8% from Ps. 31.4 million in 2007 to Ps. 32.9 million in 2008.

Revenues at our other 6 airports decreased by 11.6% from Ps. 403.4 million in 2007 to Ps. 356.5 million in 2008 at these airports. Aeronautical revenues at these airports decreased by 12.9% from Ps. 344.0 million in 2007 to Ps. 299.5 million in 2008, due to 14.4% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased by 4% from Ps. 59.4 million in 2007 to Ps. 57.0 million in 2008.

Operating Costs

Cost of Services

Cost of services for 2008 increased by Ps. 113.6 million, or 13.5%, from Ps. 839.1 million in 2007 to Ps. 952.7 million in 2008. Of the total increase, 39.9% was due to a Ps. 45.3 million reserve for doubtful accounts relating to several airlines that discontinued operations in 2008 due to insolvency or suspension by the regulatory authorities. Prior to 2008, the last airline to suspend or discontinue operations in Mexico was Allegro in 2003. See “Item 4, Business Overview—Our Airports—Changes in Principal Airlines Operating at our Airports.” The increase in cost of services was also due to a Ps. 23.2 million increase in the cost of airport maintenance (mainly in terminal, runway and parking facilities), increased utilities costs of Ps. 22.8 million, an increase in wages and salaries by approximately Ps. 15.8 million resulting primarily from a personnel restructuring and an increase in provisions for labor obligations and personnel benefits of Ps. 5.2 million.

Technical Assistance Fee and Concession Tax

The technical assistance fee decreased 6.1%, from Ps. 125.9 million in 2007 to Ps. 118.2 million in 2008. This decrease was mainly due to a decrease in operating income, principally resulting from a Ps. 45.3 million increase in the reserve for doubtful accounts discussed in costs of services above. The decrease in the technical assistance fee was also due to the fact that operating costs and expenses grew in a greater proportion than total revenues in 2008.

As a result of increased revenues, government concession taxes increased by 0.4%, from Ps. 172.8 million in 2007 to Ps. 173.5 million in 2008.

Depreciation and Amortization

Depreciation and amortization increased 5.9%, from Ps. 754.1 million in 2007 to Ps. 798.2 million in 2008, mainly due to the increase in our infrastructure to fulfill the master development programs and our commitment to provide better services to our clients. The amortization of the concessions did not fluctuate materially.

Operating Costs by Airport

Operating costs for the Guadalajara airport were Ps. 588.5 million in 2008, a 9.2% increase from the Ps. 538.8 million recorded in 2007, primarily as a result of an increase in the provisions in the reserve of doubtful accounts during 2008 due to the discontinuation of operations by several airlines and a personnel restructuring cost in 2008.

Operating costs for the Tijuana airport were Ps. 322.5 million in 2008, a 5.8% increase from the Ps. 304.9 million recorded in 2007, primarily as a result of an increase in the provisions in the reserve of doubtful accounts during 2008 due to the discontinuation of operations by several airlines.

Operating costs for the Puerto Vallarta airport were Ps. 285.4 million in 2008, a 16.2% increase from the Ps. 245.7 million recorded in 2007, primarily as a result of an increase in the provisions in the reserve of doubtful accounts during 2008 due to the discontinuation of operations by several airlines, an increase in maintenance costs and an increase in the cost of electricity.

Operating costs for the Los Cabos airport were Ps. 231.8 million in 2008, a 5.7% increase from the Ps. 219.2 million recorded in 2007, primarily as a result of an increase in the provisions in the reserve of doubtful accounts during 2008 due to the discontinuation of operations by several airlines, an increase in maintenance costs and an increase in depreciation and amortization given significant improvements undertaken at this airport.

Operating costs for the Hermosillo airport were Ps. 119.6 million in 2008, a 7.7% increase from the Ps. 111.0 million recorded in 2007, primarily as a result of an increase in the provisions in the reserve of doubtful accounts during 2008 due to the discontinuation of operations by several airlines and an increase in maintenance costs.

Operating costs for the Guanajuato airport were Ps. 116.4 million in 2008, an 8.1% increase from the Ps. 107.7 million recorded in 2007, primarily as a result of an increase in the provisions in the reserve of doubtful accounts during 2008 due to the discontinuation of operations by several airlines and an increase in maintenance costs.

Operating costs for our 6 other airports were Ps. 391.3 million in 2008, a 7.2% increase from the Ps. 365.1 million recorded in 2007, primarily as a result of an increase in the provisions in the reserve of doubtful accounts during 2008 due to the discontinuation of operations by several airlines.

Income from Operations

Operating income decreased 8.7%, from Ps. 1,585.4 million in 2007 to Ps. 1,448.0 million in 2008. This decrease was primarily due to increases in our operating cost. Our operating margin decreased 410 basis points, from 45.6% in 2007 to 41.5% in 2008, mainly due to the proportionately larger increase in operating expenses when compared to the increase in revenues.

Income from Operations by Airport

Operating income for the Guadalajara airport decreased by 7.8% to Ps. 575.3 million in 2008 from Ps. 624.2 million in 2007, primarily due to increases in our cost of services compared to relatively stable revenues. The operating margin decreased 430 basis points, from 53.7% to 49.4%.

Operating income for the Tijuana airport decreased by 17.5% to Ps. 142.7 million in 2008 from Ps. 172.9 million in 2007, due to a decrease in our revenues and an increase in the costs of operation. The operating margin decreased 550 basis points, from 36.2% to 30.7%.

Operating income for the Puerto Vallarta airport increased by 6.0% to Ps. 299.8 million in 2008 from Ps. 282.8 million in 2007, primarily due to an increase in our revenues. The operating margin decreased 230 basis points, from 53.5% to 51.2% due to a proportionately larger increase in operating costs.

Operating income for the Los Cabos airport increased by 5.1% to Ps. 354.1 million in 2008 from Ps. 337.0 million in 2007, primarily due to an increase in our revenues. The operating margin decreased 20 basis points, from 60.6% to 60.4%, given the proportionately higher operating costs as compared to the increase in revenue, as a result of significant improvements made at this airport.

Operating income for the Hermosillo airport decreased by 18.5% to Ps. 36.9 million in 2008 from Ps. 45.3 million in 2007, primarily due to an increase in our costs of operation compared to relatively stable revenues. The operating margin decreased 540 basis points, from 29.0% to 23.6%.

Operating income for the Guanajuato airport decreased by 27.4% to Ps. 61.3 million in 2008 from Ps. 84.4 million in 2007, primarily due to a decrease in our revenues and an increase in the costs of operation. The operating margin decreased 950 basis points, from 44.0% to 34.5%.

Operating results for our 6 other airports decreased by 190.9% to a loss from operations of Ps. 34.8 million in 2008 from operating income of Ps. 38.3 million in 2007, primarily due to a decrease in our revenues and an increase in the costs of operation.

Comprehensive Financing Result

Comprehensive financing income in 2008 increased by Ps. 117.6 million, or 120.7%, reaching an income of Ps. 214.9 million compared to the Ps. 97.3 million reported in 2007. This increase resulted mainly from an exchange gain of Ps. 92.4 million in 2008, compared to an exchange loss of Ps. 2.1 million during the same period in 2007, due to a net monetary asset position in dollars of U.S.$28.2 million at the end of 2008, combined with a depreciation of 26.7% of the peso against the dollar in the last quarter of 2008. In addition, NIF B-10, which no longer permits the recognition of inflation, resulted in the Company not recognizing the effect on its monetary position for 2008, while in 2007 the Company had a monetary loss of Ps. 59.1 million. These benefits were offset by the decrease of Ps. 47.2 million in net interest income.

Income Taxes and Asset Tax

Income taxes for 2008 resulted in a expense of Ps. 129.6 million, which consists of the following: (a) current income tax expense for the year of Ps. 439.4 million, (b) an increase in the valuation allowance for the asset tax recovery of Ps. 79.1 million, stemming from revised financial projections at certain of our airports and (c) cancellation of recoverable income tax of Ps. 8.5 million, all offset by a deferred income tax benefit of Ps. 397.4 million. The effective tax rate for the Company decreased from 17% for 2007 to 8% in 2008 mainly due to inflationary effects recognized only for the tax basis of our assets and liabilities and no longer for the accounting values of our assets and liabilities. The income tax decrease of Ps. 147.9 million was mainly driven by the aforementioned factors, as well as the 0.6% decrease in income before taxes.

Net Income

Net income increased Ps. 138.0 million, mainly due to the increase in comprehensive financing income of Ps. 117.6 million and a significant decrease in income tax expense of Ps. 148.0 million, offset by a decrease of Ps. 137.4 million in operating income. The Company’s net income increased 9.8%, from Ps. 1,402.8 million in 2007 to Ps. 1,540.8 million in 2008. Net margin increased from 40.3% in 2007 to 44.1% in 2008, due to the aforementioned factors.

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we did not incur any significant indebtedness until 2007. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2007, 2008 and 2009, we used Ps. 1,171.6 million, Ps. 1,122.0 million and Ps. 1,200.0 million, respectively, of our cash balances for the payment of dividends.

At December 31, 2007, 2008 and 2009, we had Ps. 1,426.7 million, Ps. 1,506.0 million and Ps. 1,821.2 million of cash and cash equivalents, and Ps. 239.4 million, Ps. 275.2 million and Ps. 279.6 million of financial investments held for trading purposes, respectively; additionally we had cash equivalents designated for expenditure held in trust for Ps. 352.4 million as of December 31, 2009. These increases in 2009 were due in part to new funds from a bank loan of Ps. 413.8 million, which is expected to be used for capital expenditures in 2010. We believe our working capital and resources expected to be generated from operations, in conjunction with the proceeds from the credit agreement described below, will continue to meet our present requirements.

Cash Flows

In 2009, we generated Ps. 2,212.4 million from operating activities, principally reflecting income from operations after taking into consideration non-cash charges such as depreciation and amortization. Income generated from operations was mainly used to make dividend payments of Ps. 870.0 million on May 25, 2009 and Ps. 330.0 million on November 3, 2009 and to invest approximately Ps. 542.1 million in machinery, equipment and improvements to our airport facilities.

In 2008, we generated Ps. 1,614.6 million from operating activities, principally reflecting income from operations discussed above after taking into consideration non-cash charges such as depreciation, amortization and deferred income tax. Income generated from operations was mainly used to make a dividend payment of Ps. 864.0 million on May 12, 2008 and Ps. 258.0 on October 31, 2008, as well as to invest approximately Ps. 522.0 million in machinery, equipment and improvements to our airport facilities.

In 2007, we generated Ps. 2,020.2 million from operating activities, principally reflecting income from operations discussed above after taking into consideration non-cash charges such as depreciation, amortization and deferred income tax. Income generated from operations was mainly used to make a dividend payment of Ps. 837.7 million on May 18, 2007 and Ps. 333.9 on October 31, 2007, as well as to invest approximately Ps. 931.6 million in machinery, equipment and improvements to our airport facilities.

Indebtedness

We entered into an unsecured peso-denominated credit agreement with Banamex on August 31, 2007, which provides financing in an amount of Ps. 1,214.0 million, which we have been using to fund capital expenditures at our Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato international airports. This amount was disbursed in three separate tranches as follows: (i) Ps. 600.0 million which was disbursed on September 7, 2007, (ii) Ps. 344.0 million which was disbursed on January 30, 2008, and (iii) Ps. 270.0 million which was disbursed on January 30, 2009.

On September 7, 2007, January 30, 2008 and January 30, 2009, loans were disbursed in three tranches as follows: Los Cabos International Airport borrowed Ps. 330.0 million, Ps. 273.0 million and Ps. 202.0 million, Puerto Vallarta International Airport borrowed Ps. 193.0 million, Ps. 26.0 million and Ps. 8.0 million, Hermosillo International Airport borrowed Ps. 44.0 million, Ps. 17.0 million and Ps 41.0 million, and Guanajuato International Airport borrowed Ps. 33.0 million, Ps. 28.0 million and Ps. 19.0 million. The loans mature in seven years from the date of the borrowing and bear a fixed interest rate of 8.52% on unpaid balances. Interest payments and amortization of principal are required to be made in 28 consecutive quarterly payments. We have been paying the amortization of principal and interest on each maturity date on each tranche. We have to comply with the following covenants, among others: (i) limitation on the use of proceeds for the financing of capital expenditures and working capital, (ii) restriction on the incurrence of other debt by any subsidiary, (iii) prohibition on the merger of our Company (or any of its subsidiaries) with any other company, (iv) prohibition on the sale or transfer of assets in an amount greater than Ps. 1.0 million, without previous authorization from Banamex, (v) maintenance of certain financial ratios and (vi) prohibition of dividends if the airports are unable to fulfill their obligations under the credit agreement.

On December 9, 2009, our Guanajuato, Guadalajara, Hermosillo, Puerto Vallarta and San José del Cabo airports entered into unsecured credit agreements with Banamex and HSBC for Ps. 325.7 million from each institution, for a total of Ps. 651.4 million. The loans accrue interest at a variable 91-day TIIE rate plus 350 basis points, with principal and interest to be paid quarterly for a period of seven years. The loans will be disbursed in two tranches and the proceeds will be used to pay for committed investments. We expect to allocate the total amount of the loans among our airports as follows: Ps. 343.1 million to Guadalajara International Airport, Ps. 168.5 million to Puerto Vallarta International Airport, Ps. 76.0 million to Guanajuato International Airport and Ps. 63.8 million to Hermosillo International Airport. Under these contracts with both banks, the airports have to comply with the following covenants, among others: (i) limitation on the use of proceeds for the financing of capital expenditures and working capital, (ii) do not constitute, assume or permit that any obligation exist on any of its goods (iii) restrictions on the incurrence of other debt by any subsidiary, (iv) prohibition on the merger of our Company (or any of its subsidiaries) with any other company, (v) prohibition on the sale or transfer of assets in an amount greater than Ps. 1.0 million, unless the sale occurs in the regular course of business, (vi) maintenance of certain financial ratios and (vii) prohibition of dividends or reimbursement of capital if the airports are unable to fulfill their obligations under the credit agreement.

In December 2009, the first tranche was disbursed to Guadalajara International Airport (Ps. 97.0 million), Guanajuato International Airport (Ps. 27.0 million) and Hermosillo International Airport (Ps. 19.8 million). The second tranche was disbursed on February 3, 2010 to Guadalajara International Airport (Ps. 246.1 million), Guanajuato International Airport (Ps. 49.0 million), Hermosillo International Airport (Ps. 44.1 million) and Puerto Vallarta International Airport (Ps. 168.5 million).

In connection with these loans, each of those airports entered into a cash flow hedge with Banamex to hedge interest rate risk, which sets a ceiling of 7% on the TIIE, stipulated in the loan agreements (representing the strike price of the hedge), which when added to the 350 basis points established in the loan agreements and the related hedge agreement, results in an effective maximum interest rate of 10.50%. The effective date of the hedge begins in the fourth year of the related debt agreement and extends to the end of the term of the debt. This hedge applies to both loans issued by Banamex and HSBC.

The fair value of our hedging derivative financial instrument was an asset of Ps. 13.6 million as of December 31, 2009.

On February 7, 2009, our line of credit for the issuance of letters of credit in connection with a Tijuana tax claim was cancelled.

Capital Expenditures

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

In December 2009, the Ministry of Communications and Transportation approved our master development programs for each of our airports for the 2010 to 2014 period. This 5-year program will be in effect from January 1, 2010 until December 31, 2014.

The following table sets forth our historical capital expenditures for the years indicated.

Capital Expenditures

Year ended December 31,	(thousands of pesos)
2007	Ps.	931,617	(1)
2008		521,974	(2)
2009		542,114	(2)

(1)	Expressed in constant pesos as of December 31, 2007.
(2)	Expressed in nominal pesos.

In 2009, we spent Ps. 542.1 million on capital expenditures, principally for runways and aprons. In 2008, we spent Ps. 521.9 million on capital expenditures, principally for runways and aprons. In 2007, we spent Ps. 931.6 million on capital expenditures, principally for the expansion of terminals. See “Item 4. History and Development of the Company—Master Development Programs” for more detail on our historical capital expenditures. We expect that our capital expenditures in 2010 will be approximately Ps. 553.9 million.

During 2007, 72.8% of our capital expenditures were funded by cash flows from operations, while the balance was funded with bank loans. Meanwhile, during 2008 and 2009, 27.3% and 26.6% respectively, of our capital expenditures were funded by cash flows from operations, while the balance was funded with bank loans. We currently intend to fund the investments and working capital required by our business strategy through cash flow from operations and from the indebtedness described above.

Share Repurchase Program

At the General Ordinary Shareholders’ Meeting held on April 28, 2008, a stock buy-back program for Series B shares was approved under the Mexican Law rules, for a maximum amount of Ps. 55 million for the period from April 28, 2008 to April 27, 2009. The share repurchases began in July 2008 and ended in April 2009. At the General Ordinary Shareholders’ Meeting held on

April 28, 2009, a stock buy-back program for Series B shares was approved under the Mexican Law rules, for a maximum amount of Ps. 864.6 million for the period from April 28, 2009 to April 27, 2010. During this period the Company did not repurchase any shares. At the General Ordinary Shareholders’ Meeting held on April 27, 2010, the maximum amount approved for repurchase of shares or credit instruments that represent these shares was cancelled.

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

We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Contingencies and Provisions

We are a party to a number of legal proceedings. Under generally accepted accounting principles, liabilities are recognized in the financial statements when a loss is both estimable and probable. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements.

Allowance for doubtful accounts

We systematically and periodically review the aging and collection of our accounts receivable and record an allowance for doubtful accounts when evidence exists that they will not be fully recoverable. We believe such risk is adequately covered by guarantee deposits in cash or other kind of guarantees by clients.

Income Taxes

In conformity with NIF D-4, Income Taxes, of MFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2009, we recorded, within the long-term deferred income tax asset, an estimated amount of recoverable asset tax paid, based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. As a result of changes in Mexican tax law, (See “Item 5—Operating and Financial Review and Prospects—Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring on 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Beginning October 2007, and according to Interpretation of Financial Reporting Standard 8, Effects of the Business Flat Tax, based on our financial projections from 2009-2012, we must determine whether we will incur regular income tax or the new Business Flat Tax, or IETU, and, accordingly, recognize deferred taxes based on that expectation.

In accordance with the Income Tax Law of 2010, the income tax rate applicable will be 30% for the years 2010 through 2012, 29% for 2013 and 28% from 2014 onwards. We have recalculated our deferred tax assets and liabilities using the appropriate tax rates depending on when the tax differences triggering the deferred tax asset or liability will be reversed.

Impairment in the Value of Long-Lived Assets

We must test for impairment when indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use exist, unless there is conclusive evidence that the indicators of impairment are temporary. An impairment is recorded when the carrying amount of long-lived assets exceeds the greater of the present value of future net cash flows provided by the assets or the net sales price upon disposal. Present value of future net cash flows is based on management’s projections of future operations, discounted using current interest rates. Our evaluations throughout the year and up to the date of this filing did not reveal any impairment of tangible and intangible long-lived assets. We can give no assurance that our evaluations will not change as a result of new information or developments which may change our future projections of net cash flows or the related discount rates and result in future impairment charges.

Principal Differences Between MFRS and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP. See Note 28 to our audited consolidated financial statements for a discussion of these differences and the effect on our result of operations. Consolidated net income under U.S. GAAP was Ps. 1,756.8 million, Ps. 1,961.2 million and Ps. 1,476.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The principal differences between MFRS and U.S. GAAP as they relate to us are i) the treatment of our investments in our concessions and the rights to use our airport facilities, ii) the recognition of the fair value of embedded derivatives, iii) the treatment of AMP’s portion of shares held in trust, which are forfeitable, iv) the treatment of employee postretirement benefits and v) the effects of these adjustments on deferred income taxes. Each of these differences affects both consolidated net income and shareholders’ equity.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009.

	Payments due by period
Contractual Obligations	Total		Less than 1 year(4)		1-3 years		3-5 years		More than 5 years
	(in millions of pesos)
Master Development Programs(1)(5)	Ps.	2,770.6	Ps.	553.9	Ps.	1,963.0	Ps.	253.7	Ps.N/A
Purchase Obligations(2)		380.8		72.0		230.0		78.8	N/A
Bank Loans		1,050.0		194.0		582.0		274.0	N/A
Interest from Bank Loans(6)		271.6		87.5		159.2		24.9	N/A
Operating Lease Obligations(3)		31.2		6.4		18.5		6.3	N/A

Total	Ps.	4,504.2	Ps.	913.8	Ps.	2,952.7	Ps.	637.7	Ps.N/A

(1)	Figures expressed in constant pesos as of December 31, 2007 based on the Mexican Production, Merchandise and Construction Price Index (Índice Nacional de Precios a la Construcción), which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican producer price index. Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.
(2)	Reflects a minimum fixed annual payment of U.S.$ 4.0 million required to be paid under our technical assistance agreement, assuming an average exchange rate of Ps. 14.11 per U.S. dollar and an annual U.S. inflation rate of 2.7%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2010.
(5)	In the fifth year of the master development programs (2014), a negotiation will take place with the Ministry of Communications and Transportation to determine the new master development program commitments for the subsequent five-year period (2015-2019).
(6)	For the interest calculations, we determined the interest payments using a fixed interest rate of 8.52% for the loans contracted in 2007, and using an estimated rate of 10.50% for the loans contracted in 2009. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

New Accounting Pronouncements

Our financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP. Notes 27 and 28 to our audited consolidated financial statements discuss new accounting pronouncements under MFRS and U.S. GAAP that came into effect in 2010.

Item 6.	Directors, Senior Management and Employees

Directors

The Board of Directors is responsible for the management of our business. Pursuant to our bylaws, our Board of Directors generally must consist of 11 members. Under Mexican law, at least 25 percent of our directors must be independent (as determined by our shareholders at each annual general ordinary shareholders’ meeting in applying the provisions of our bylaws and relevant Mexican and other law). Currently, the Board of Directors consists of 11 directors.

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

On May 27, 2010, the members of the Nominations and Compensation Committee, through their President, announced that, in their opinion: (i) given that the time period, as required by the Mexican Securities Law as well as by our by-laws, for the election of our independent board members had passed since the last election held on April 28, 2009, in the view of the Nominations and Compensation Committee, the term of our independent board members had ended; and (ii) given that the Chairman of the Board was neither nominated nor confirmed during the Ordinary Shareholders’ Meeting held on April 27, 2010, the term for the person holding this position had also ended. As a result, the Committee believed that the position of Chairman automatically corresponded to the first board member named during the deliberation of Item VII of the Ordinary Shareholders’ Meeting held on April 27, 2010, Mr. Demetrio Ullastres Llorente. Mr. Ullastres will remain in this position until our shareholders elect a new Chairman of the Board.

Our Board of Directors held a meeting on June 2, 2010. This meeting was attended only by board members representing the Series BB shareholders, since the independent board members’ terms had ended as per the notification by the Nominations and Compensation Committee. At the meeting, board members representing the Series BB shares provisionally elected to our Board of Directors the independent directors as set forth in the following table, which lists the title, date of appointment, age and alternate of each of our current directors. The following table reflects the composition of our Board of Directors as it is understood by our management. Future developments related to the events discussed in “Item 5, Operating and Financial Review and Prospects—Recent Developments—Shareholder Dispute at Shareholder Meetings” might affect the composition of our board.

Name	Title	Director since	Age	Alternate
Demetrio Ullastres Llorente*	Chairman and Director (AMP)	November 27, 2002	64	Jaume Reynal*
Javier Marín San Andrés*	Director (AMP)	August 1, 2001	53	Rodrigo Marabini Ruíz*
Guillermo Gerardo Díaz de Rivera Alvarez*	Director (AMP)	June 2, 2010	53	Vicente Grau Alonso*
Carlos del Río Carcaño*	Director (AMP)	April 18, 2007	60	Jorge Sepúlveda García*
Francisco Glennie y Graue**	Director (Independent)	February 7, 2006	63	—
Francisco Javier Fernández Carbajal**	Director (Independent)	April 27, 2005	56	—
José Manuel Rincón Gallardo Purón**	Director (Independent)	February 7, 2006	69	—
León Falic**	Director (Independent)	June 2, 2010	39	—
Ernesto Vega Velasco**	Director (Independent)	May 25, 2006	74	—
Jaime Cortés Rocha**	Director (Independent)	June 2, 2010	63	—
Carlos Eduardo Bravo Almenar**	Director (Independent)	June 2, 2010	51	—

*	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
**	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).

Demetrio Ullastres Llorente.    Mr. Demetrio Ullastres Llorente is currently the Chairman of the Board of Directors of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and has served as a member of our Board of Directors since 2002. Since 2004, he has been the president of the Services and Concessions Division of the ACS Group. He received his Bachelor of Arts in transportation engineering from the Colegio del Pilar in Madrid, Spain, and has since worked in various capacities with Grupo Dragados, S.A. in Cadiz, including, most recently, president of Dragados Industrial, S.A. and president of Dragados Construcción. In 2001, he was named the General Director of Grupo Dragados, S.A., responsible for the areas of construction and concessions. In 2002, he was awarded a medal of Professional Merit by the Colegio de Ingenieros de Caminos, Canales y Puertos.

Javier Marín San Andrés.    Javier Marín San Andrés is a member of our Board of Directors and has been since 2001. He is currently a director of Aeropuertos Españoles y Navegación Aérea, S.A. (AENA) and is in charge of the management and development of the airport network in Spain. He is also a member of the board of directors of Centro Logísticos Aeroportuarios, S.A. (serving as Vice President) and Ingeniería y Economía del Transporte, S.A., as well as several Mexican companies, including Aeropuertos Mexicanos del Pacífico, S.A. and Colombian companies such as Aeropuertos del Caribe, S.A., Sociedad Aeroportuaria de la Costa, S.A., Aerocali, S.A. and Compañía de Extinción General de Incendios, S.A. In 1999, he was appointed Chief Executive Officer and General Director of AENA, which he joined in 1991 and where he served in various executive capacities until his appointment from 1993 to 1996 as General Director of Air Navigation and in 1997 as Director of Corporate Development, responsible for strategic planning of the initial international development of AENA as an airport operator.

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

Guillermo Gerardo Díaz de Rivera Alvarez.    Mr. Guillermo Gerardo Díaz de Rivera Alvarez is a member of our Board of Directors and has been since 2010. He is a partner with the law firm Diaz de Rivera y Mangino. He has served as professor of commercial law at the Universidad Nacional Autónoma de México since 1981 and at the Universidad Panamericana since 1980. He is a professor of commercial law and stock market law at the Instituto Mexicano del Mercado de Capitales, A.C., as well as having served as a visiting professor the Universidad Bonaterra and the Universidad de La Habana. He is a legal consultant for various securities issuers and other market participants. He received his law degree from the Universidad Panamericana.

Carlos del Río Carcaño.    Mr. del Río has been a member of our Board of Directors since 2007 after serving as Chief Executive Officer since August 2001 and replaced by our current CEO, Jorge Sales Martínez, on July 1, 2007. Previously, he was Director General of Control y Montajes Industriales CYMI S.A., President of CAE ASIA in Singapore, Executive Advisor to ENELEC in Portugal, and Advisor to the Mexican Airport and Auxiliary Services Agency, DYCTEL and MAKIBER. He was also head of Communications and Energy Works D.R. Cataluña, head of construction work for Lineas Telefonicas for Barcelona and Lerida, head of Channeling Works in Baleares, and head of Planning and Control of the Mediterranean Highway for the Tramos Vinaroz and Benisa sections, Currently he is CEO of TBI Airports. Mr. del Río received a telecommunications engineering degree from ETSIS Madrid.

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

José Manuel Rincón Gallardo Purón.    José Manuel Rincón Gallardo Purón is a member of our Board of Directors and has been since 2006. He also serves as the “audit committee financial expert” for the Company and is a member of our Audit Committee, subject to ratification at the General Ordinary Shareholders’ Meeting to be held on July 22, 2010. Mr. Rincón is an accountant who currently serves on the boards of directors and audit committees of numerous large Mexican companies. He serves as chairman of the board of directors of Sonoco de México, S.A. de C.V., member of the board of directors and audit committee of Grupo Financiero Banamex, S.A. de C.V., Grupo Herdez, S.A. de C.V., General de Seguros, S.A.B., Cemex, S.A.B., de C.V., Kansas City Southern, and is a member of the board of directors of Laboratorio Sanfer-Hormona. He has also served as a managing partner of KPMG Mexico and has served on various committees of KPMG at a national and international level. Prior to joining KPMG, he was a partner at Ernst & Young in Mexico. He is a member of the Mexican Institute of Public Accountants and the Mexican Institute of Financial Executives. He received a degree in accounting from the Universidad Nacional Autónoma de Mexico and has studied administration and finance at the Wharton School of the University of Pennsylvania, Stanford University and the University of California at Los Angeles.

León Falic.    Mr. León Falic is a member of our Board of Directors and has been since 2010. He is President of Duty Free Americas, Inc., the largest duty-free operator in North America, which he acquired with his brothers in 2001. He is also a principal and the President of UETA Inc., a Panamanian wholesale distributor of luxury goods. Mr. Falic and his brothers also maintain significant investments in high-end fashion. In 2007, Mr. Falic and his brothers acquired a worldwide license to manufacture fragrances and cosmetics under the Perry Ellis brand name. They also acquired Christian Lacroix, the French fashion design house, in 2002, and Hard Candy LLC and Urban Decay, cosmetics manufacturers, in 2005, all from Louis Vuitton Moet Hennessy. In 1990, Mr. Falic partnered with Softbank and the Steinmetz Group to create proprietary software related to the cross-border movement of luxury goods. Mr. Falic also owns a store dedicated to the sale of high-end jewelry and watches.

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

Jaime Cortés Rocha.    Mr. Jaime Cortés Rocha is member of our Board of Directors and has been since 2010. He is a partner at the law firm of Cortés, Núñez Sarrapy. Mr. Cortés joined the firm in 2007. He was previously a partner at Mijares, Angoitia, Cortés y Funtes, which he joined in 1995. Mr. Cortés served as General Counsel at Grupo Financiero GBM Atlántico beginning in 1992, and as Partner at Santamarina y Steta beginning in 1975. Mr. Cortés has a wide range of professional experience in commercial and financial law, including significant international arbitration and cross-border transactional experience. Mr. Cortés received his law degree from Universidad Nacional Autónoma de México in 1969, his L.LM from the University of Mississippi in 1970, and his M.B.A. from the Instituto Tecnológico de Monterrey in 1982. Mr. Cortés has lectured on commercial and financial law in several universities and is also widely published in these subject areas.

Carlos Eduardo Bravo Almenar.    Mr. Carlos Eduardo Bravo Almenar is a member of our Board of Directors and has been since 2010. He is a private investor and strategic advisor to both startups and established corporations. Mr. Bravo is the CEO of Karlhaus LLC, an investment vehicle with activities in real estate brokerage and business acquisitions. He currently serves on the Boards of Embry Riddle Aeronautical University, EagleNet Ventures, Otto Aviation and Karlhaus. He also serves on the Executive Advisory Boards of the Embry Riddle Aeronautical Research Park and the Daytona Beach International Airport Partnership. Mr. Bravo previously served as Executive Officer at USinternetworking Inc., having led the merger that built that company.

Previously, Mr. Bravo was a co-founder of IIT Holding Inc., a management consulting company. Prior to that, Mr. Bravo was a Vice President and Principal of Comdisco Inc.’s Systems Integration Division, and the Founder, Chairman, and CEO of Bravo International Corporation, which he founded in 1990. Mr. Bravo attended the University of Florida and the schools of law and business at Northwestern University. He holds advanced degrees in Aerospace Engineering, Applied Mathematics and Business.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Jorge Manuel Sales Martínez	Chief Executive Officer	July 1, 2007	64
Rodrigo Guzmán Perera	Chief Financial Officer	August 1, 2001	38
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	58
Miguel Aliaga Gargollo	Investor Relations and Public Relations Officer	May 8, 2006	40
Jorge Luis Valdespino Rivera	Director of Human Resources	August 21, 2006	47
Vicente Emilio Alonso Diego	Director of Project Development	April 24, 2007	47
Raul Revuelta Musalem	Director of Commercial Activities	September 1, 2009	33
José Ignacio Ascacíbar Martínez	Director of Technical Operations	April 1, 2010	46

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

Vicente Emilio Alonso Diego.    Mr. Alonso is the Project Development Director. He has also served as the Chief Executive Officer of AMP since 2002. Mr. Alonso served on our Board of Directors and as a member of the Acquisition Committee from 2002-2006. Currently, he continues to serve as a member of the Operating Committee. He joined AENA in 1992 and has played a key role in the development of their Financial and Business Strategy Areas, holding different positions within the Airport, Air Traffic, and Corporate Units. In his various functions he has contributed to the expansion of AENA as an international airport group. Prior to joining AENA, Mr. Alonso also worked for 4 years as a transport and IT consultant at Arthur Andersen Consulting (Accenture). Mr. Alonso has a degree on Economics from the Universidad Complutense of Madrid, Masters in Business Administration from the Escuela de Organización Industrial (Madrid), and several top management programs from IESE (Universidad de Navarra).

Raul Revuelta Musalem.    Mr. Revuelta was named our Director of Commercial Activities in September 2009. He has broad experience in the federal concessions industry. Mr. Revuelta joined the Company in January 2006 as the Aeronautical Revenue and Airport Marketing Manager. Prior to that, he served as the Head of Finance at the Ministry of Communications and Transportation’s Privatization Unit (UACE) for six years. Mr. Revuelta holds a Bachelor’s Degree in Economics from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

José Ignacio Ascacíbar Martínez.    Mr. Ascacíbar was named our Chief Technical Officer in April 2010. Mr. Ascacíbar holds a degree in Aeronautical Engineering from the Universidad Politécnica de Madrid, as well as an MBA from the Instituto de Empresa in Madrid, a Certificate in Business Development from IESE in Madrid, a Masters in Airport Operations from ETSIA in Madrid and a Certificate in European Studies from C.I.F.E. in Madrid. In 1989, Mr. Ascacíbar began his career at Iberia, Líneas Aéreas de España, S.A., where he was Manager of Flight Programs. In 1995, Mr. Ascacíbar was the Director of Information Systems at Aeropuertos Españoles de AENA, in addition to being a member of Aeropuertos Españoles’ Executive Committee.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

For 2009, the aggregate compensation earned by our directors, alternate directors and executive officers was approximately Ps. 24.6 million, including compensation paid to the directors, alternate directors and executive officers of our operating subsidiaries (23 people in total). We have not established any pension, retirement or similar benefits or arrangements for these individuals.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, should have six members, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$ 3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. Jorge Sales, the chief executive officer, presides over the committee and Eduardo Sánchez-Navarro Redo, Rodrigo Marabini Ruíz, Carlos Porrón Suárez, Angel Lerma Gaude and Christian Checa Levien† are the other five proprietary members with Carlos del Río Carcaño, Laura Diez Barroso Azcárraga and Vicente Emilio Alonso Diego, as alternate members for Jorge Sales, Eduardo Sanchez Navarro and Rodrigo Marabini, respectively.

Audit Committee

The Audit Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. The Audit Committee is also responsible for reviewing our corporate governance and all related-party transactions (according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP. The committee also names a special delegate, whose responsibility it is to ensure AMP’s compliance with the technical assistance agreement. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit Committee of the number of members representing 20% of the committee’s total members, or at least one member who must also fulfill applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit Committee must at all times be compliant with all applicable laws and regulations, including independence requirements, for every jurisdiction in which our securities are listed or quoted. The current members of the Audit Committee are José Manuel Rincón Gallardo Purón, Francisco Javier Fernández Carbajal and Ernesto Vega Velasco. The current members of the Audit Committee were provisionally appointed by our Board of Directors at its meeting held on June 17, 2010 and have full power and authority. Their appointment is subject to ratification at the General Ordinary Shareholders’ Meeting to be held on July 22, 2010. A secretary has also been appointed, who is not a member of the committee. See “Item 5, Operating and Financial Review and Prospects—Recent Developments—Shareholder Dispute at Shareholder Meetings.”

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$ 400,000 and that any contract between us, on the one hand, and AMP or any of its related parties, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members. The members of the Acquisitions Committee are Carlos E. Bravo Almenar and Rodrigo Marabini Ruíz. Carlos del Río Carcaño has been elected to serve as an alternate member to Rodrigo Marabini Ruíz beginning June 17, 2010. A secretary has also been appointed who is not a member of the committee. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within its subject-matter ambit. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. The members of the Nominations and Compensation Committee are Demetrio Ullastres Llorente and Francisco Glennie y Graue (who is nominated for election at the Ordinary Shareholders Meeting to be held July 22, 2010).

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated.

Employees

	December 31,
	2007	2008	2009(2)
Categories of activity:
Airport operations	754	690	727
Airport maintenance	149	141	138
Administration(1)	183	162	172
Geographic location:
Guadalajara	226	205	241
Tijuana	116	127	127
Puerto Vallarta	115	97	107
Los Cabos	84	75	82
Hermosillo	73	57	59
Guanajuato	78	64	61
La Paz	49	43	42
Morelia	63	57	51
Mexicali	48	45	44
Aguascalientes	55	46	47
Los Mochis	39	40	38
Manzanillo	37	32	33

Total(1)	1,086	993	1,037

(1)	Totals at December 31, 2007, 2008, and 2009, includes 103, 105 and 105 employees, respectively, of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., our administrative services subsidiary located in Guadalajara.
(2)	At May 31, 2010 CORSA employed 520 people, SIAP employed 457 people and Puerta Cero Parking, S.A. de C.V. employed 102 people.

As of December 31, 2009, there were 501 non-unionized employees working for the Company. The remaining 536 employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by 12 separate collective bargaining agreements, each relating to one of our 12 airport subsidiaries, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2009 we successfully renegotiated our collective bargaining agreement within our budget projections and for the next two years secured a favorable and productive work environment for our employees. We believe that our relations with our employees are good. We believe the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico.

We maintain a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2007, 2008 and 2009, we made a total of Ps. 13.8 million, Ps. 14.3 million and Ps. 13.5 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of May 31, 2010.

	Number of Shares		Percentage of total share capital(4)
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	—	84,150,000	—	15.0%
Fidelity Management & Research Company(1)	28,833,360	—	5.1%	—
Fidelity Management & Research (UK), Inc(2)	28,458,000	—	5.1%	—
Mondrian Investment Partners, LTD(3)	27,107,300	—	4.8%	—
Public	392,451,340	—	70.0%	—

(1)	Based on the Form 13F filed March 31, 2010 by FMR LLC (In the Form 13F filed March 31, 2010 by FMR LLC additional holdings of 200,000 and 677,640 Series B shares by Pyramis Global Advisors Trust Company and Pyramis Global Advisors, LLC, respectively, are also noted).
(2)	Based on BNY Mellon Insight Reports of May 31, 2010.
(3)	Based on the Form 13F filed on March 31, 2010 by Mondrian Investment Partners, Ltd.
(4)	Based on reports of beneficial ownership filed with the SEC, (i) Morgan Stanley Investment Management Inc. (U.S.) beneficially owned less than 5% of our Series B shares as of March 31, 2010, compared to 8.5% as of April 30, 2009, (ii) Atticus Capital Partners, beneficially owned less than 5% of our Series B shares as of May 31, 2010, compared to 7.7% as of February 14, 2007 and Jana Partners LLC beneficially owned less than 5% of our Series B shares as of May 31, 2010 compared to 5.3% as of February 13, 2007.

AMP holds all of our Series BB shares, representing 15% of our total share capital. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company—History and Development of the Company” and “Item 10, Additional Information—Voting Rights and Shareholders’ Meetings.” As of May 31, 2010, approximately 42.3% of our Series B shares were held in the form of ADSs. 20.2% of the holders of our ADSs (80 holders, including The Depository Trust Company) had registered addresses in the United States.

AMP Trust, Bylaws and Shareholders’ Agreement

The rules governing the sale of our Series BB shares to AMP required that AMP place all of its Series BB shares in trust in order to guarantee AMP’s performance of its obligations under the technical assistance agreement and AMP’s commitment to maintain its interest in us for a specified period. Accordingly, AMP has placed its shares in trust with Bancomext. This trust provides that AMP may instruct Bancomext with respect to the voting of the shares held in trust that represent up to 10% of our capital stock; the remaining 5% is required to be voted in the same manner as the majority of all shares voted at the relevant shareholders’ meeting. Under our bylaws and the trust, AMP could not sell any of its Series BB shares before August 25, 2004. Since the end of this no-sale period, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. After August 25, 2009, AMP may sell in any year up to 20% of its remaining 51% ownership interest in us represented by Series BB shares. The terms of the trust will be extended for an additional 15 years if, at the end of the initial 15-year term, AMP holds shares representing more than 10% of our capital stock. AMP may terminate the trust before the second 15-year term begins if: (i) AMP holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated. AMP is required to deposit in the trust any additional shares of our capital stock that it acquires.

AMP’s shareholders have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, and the appointment of AMP’s representatives to our Board of Directors and board committees, as well as our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be agreed upon by holders of at least 60% in aggregate of the equity of AMP.

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

Shareholder Dispute

At our annual General Ordinary and Extraordinary Shareholders’ Meetings held on April 27, 2010, our shareholders were asked to approve certain items, among them our financial statements, our dividend payments, a reduction in capital, and a modification of our bylaws that this capital reduction would have required. Some of our shareholders alleged that these measures were not validly approved for lack of quorum because AMP’s voting rights had allegedly been suspended by a temporary injunction issued by a civil court in Mexico City. Because it was unclear which items had been validly approved, on May 7, 2010, our Audit Committee called new General Ordinary and Extraordinary Shareholders’ Meetings, which were held on June 2, 2010, to resolve this uncertainty. We also voluntarily submitted these matters for consideration to a commercial law judge, who later dismissed our petition when he determined that the question had become moot as a result of the June 2, 2010 Shareholders’ Meetings.

At the Shareholders’ Meetings on June 2, 2010, our shareholders approved our financial statements as well as the payment of a dividend of Ps. 1,000.0 million or Ps. 1.7825 per common share. At the General Ordinary Shareholders’ Meeting, the nominated representatives of the Series BB shareholders were announced. The capital reduction and accompanying modification of our by-laws, however, were not approved at this meeting, as the representative of the Series BB shares stated that he did not have instructions on how to vote on these items.

On May 27, 2010, the members of the Nominations and Compensation Committee, through their President, announced that, in their opinion: (i) given that the time period, as required by the Mexican Securities Law as well as by our by-laws, for the election of our independent board members had passed since the last election held on April 28, 2009, in the view of the Nominations and Compensation Committee, the term of our independent board members had ended; and (ii) given that the Chairman of the Board was neither nominated nor confirmed during the Ordinary Shareholders’ Meeting held on April 27, 2010, the term for the person holding this position had also ended. As a result, the Committee believed that the position of Chairman automatically corresponded to the first board member named during the deliberation of Item VII of the Ordinary Shareholders’ Meeting held on April 27, 2010, Mr. Demetrio Ullastres Llorente. Mr. Ullastres will remain in this position until our shareholders elect a new Chairman of the Board.

Our Board of Directors held a meeting on June 2, 2010. This meeting was attended only by board members representing the Series BB shareholders, since the independent board members’ terms had ended as per the notification by the Nominations and Compensation Committee. At the meeting, the following independent board members were provisionally and unanimously elected: José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco, Francisco Javier Fernández Carbajal, Francisco Glennie y Graue, León Falic, Jaime Cortés Rocha and Carlos Eduardo Bravo Almenar. The first four independent board members have held the position of independent board members since 2006.

The shareholders of CMA, holder of 33% of the shares of Aeropuertos Mexicanos del Pacífico, S.A. de C.V., our Strategic Shareholder and owner of 15% of our outstanding shares represented by all of the Series BB shares, are questioning the validity of the June 2, 2010 Board Meeting and the decisions by the Nominations and Compensation Committee declaring that the terms of the directors and the Chairman had expired.

On June 17, 2010, our Board of Directors held a meeting attended by the members of the Series BB shares and also by all the independent members named to the Board of Directors at the Board of Directors’ Meeting held on June 2, 2010. At this meeting, it was decided to:

•

Designate José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco and Francisco Javier Fernández Carbajal as members of the Audit Committee. These members have served on the Audit Committee since 2008.

•	Designate Carlos Eduardo Bravo Almenar as a member of the Acquisitions Committee.

•	Hold an Ordinary and Extraordinary Shareholders’ Meetings on July 22, 2010.

•	Propose at the Ordinary Shareholders’ Meeting the ratification of all the independent members named provisionally to the Board of Directors at the Board of Directors’ Meeting held on June 2, 2010.

•	Propose at the Ordinary Shareholders’ Meeting a new Chairman of the Board of Directors.

•	Propose at the Ordinary Shareholders’ Meeting a member to represent the Series B shares on the Nominations and Compensation Committee.

Despite allegations by certain shareholders, under Mexican law, which governs in this case, all corporate actions are presumed to be legal and valid unless challenged through the appropriate channels and held to be invalid by a judge. Additionally, unless declared null and void by a judge, all consequences of such corporate actions are also presumed to be legal and valid under Mexican Corporate law. Consequently, we believe that our Board of Directors and board committees, including the Audit Committee, are duly organized. In addition, our officers, including our Chief Executive Officer, Chief Financial Officer, General Counsel, and the remaining members of our management team, are continuing with their normal responsibilities and our business continues to operate without material interference from the proceedings and disputes among certain of our shareholders.

To address these doubts, on June 14, 2010, we announced that under Mexican law all corporate actions are presumed to be legal and valid unless challenged through the appropriate channels and held to be invalid by a judge. Additionally, unless declared null and void by a judge, all consequences of such corporate actions are also presumed to be legal and valid under Mexican Corporate law.

For more information on the current composition of the board and board committees see Item 6 herein.

RELATED PARTY TRANSACTIONS

Arrangements with AMP and its Affiliates

The rules for the sale of the Series BB shares required AMP, us and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Pursuant to the technical assistance agreement and the participation agreement, AMP and its shareholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports. The agreements have initial terms of approximately 15 years, expiring on August 25, 2014. The technical assistance agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. A decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). The agreement will only remain in effect if AMP continues to hold at least 7.65% of our capital stock.

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

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a bidding process. This process is described in “Item 6, Directors, Senior Management and Employees—Board Committees.”

In 2007, 2008 and 2009, we recognized expenses of U.S.$ 11.5 million, U.S.$ 8.5 million and U.S.$8.6 million, respectively, pursuant to the technical assistance agreement plus additional expenses paid to AMP and its affiliates of approximately U.S.$ 4,466, U.S.$ 32,836 and U.S.$ 459,502, respectively.

Through a competitive bidding process, in 2008 we contracted a project for the master development program for the period 2010-2014 with Aena Desarrollo Internacional, S.A. (AMP’s shareholder) for the amount of U.S.$ 0.7 million. During 2009 we paid U.S.$0.5 million for the project and the remaining balance was paid in 2010. Additionally, in 2010 the Company paid to Aena U.S.$0.1 million for travel expenses incurred in 2009.

Item 8.	Financial Information

See “Item 18, Financial Statements” and our consolidated financial statements beginning on page F-1. Since the date of the financial statements, no significant change has occurred.

LEGAL PROCEEDINGS

General

We are involved in certain legal proceedings from time to time that are incidental to the normal conduct of our business, none of which is expected to have a material adverse effect on our business.

Ejido Participants at Tijuana Airport

A portion of the land comprising the Tijuana International Airport was expropriated by the Mexican government in 1970 pursuant to its power of eminent domain. Prior to its expropriation, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido. The former ejido participants have asserted indemnity claims against the Mexican government challenging the 1970 expropriation decree. Our Tijuana International Airport subsidiary has been joined in the proceedings, but only as an interested third party. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, received a judgment in its favor. The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be assessed. Depending on which particular area is to be restituted, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations. We have contested this latest ruling in a second appeal, the outcome of which is currently pending. The terms of our concession require the Mexican government to provide us restitution for any loss of our use of the land subject to our concessions. Although no assurance can be given, we believe that the Mexican government would be liable for any operational disruption caused by the ejido and would have to restore our rights of use of the public property assigned to us under the concession if we were to lose the second appeal. Certain of the former ejido participants are currently occupying portions of the property on which we operate Tijuana International Airport that are not at present essential to the airport’s operations. Although these people are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy. In addition, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction.

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

One of the requirements under Mexican income tax law to deduct an expense in a fiscal period is that the service be rendered in the same period in which it is deducted. In light of this requirement, we requested confirmation from the Mexican Treasury Department that a deduction for the management fee for the period from August 25, 1999 through November 15, 1999 could be claimed in 2003, since an agreement with respect to the amount of this fee was not reached until 2003. During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 that we proposed. In 2004, we initiated an annulment proceeding. In 2005, we received a favorable ruling with respect to the claim relating to our Aguascalientes International Airport, but received an unfavorable ruling in the first instance on the claims with respect to the Guanajuato, Guadalajara, Tijuana, Puerto Vallarta and Los Cabos airports. Subsequently, during 2006, we received a favorable sentence in the ultimate instance at the La Paz International Airport and unfavorable rulings in the ultimate instance at the Aguascalientes, Hermosillo, Mexicali and Los

Mochis airports. In June 2007, we received an unfavorable ruling in the ultimate instance for the Morelia International Airport. At the Aguascalientes and Morelia airports, the unfavorable rulings were based on the merits of the claim, for which reason the Company has recognized provisions of Ps. 1.7 million and Ps. 2.6 million, respectively, which include penalties and interest; the unfavorable sentences received at the Hermosillo, Mexicali and Los Mochis airports were based on deficiencies in form. In 2009, we have received favorable rulings for the Guanajuato, Guadalajara, La Paz, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo airports. In May 2010, the Hermosillo International Airport received a favorable ruling, which dismissed the airport’s obligation to pay statutory employee profit sharing in the amount of Ps. 4.3 million.

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

As a result of the federal court decision and the final notice delivered to us by the Mexican Treasury Department with respect to our Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, in the last quarter of 2006 we recorded the effect of that resolution, which resulted in an overall benefit of Ps. 208.6 million nominal pesos and was recognized in the income statement as a reduction of the valuation allowance (see Note 20.b of our audited consolidated financial statements). During 2009, we received a refund of Ps. 19.3 million related to these airports, resulting in a pending balance of Ps. 42.9 million. At December 31, 2009, the balances in aggregate for all six airports were: (i) asset taxes of Ps. 13.2 million; and (ii) a valuation allowance of Ps. 23.9 million, representing those amounts which we do not expect to recover.

In 2007, we petitioned the Mexican Treasury Department for a refund of the remaining taxes and interest we had overpaid with respect to the airports at Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo for the period between 2002 and 2006. The Mexican Treasury Department refused to refund certain outstanding amounts that we had previously paid for five airports. We are currently in legal proceedings against the Mexican Treasury Department to recover these outstanding amounts.

In connection with the legal proceedings over the outstanding tax balances for the Manzanillo International Airport, on March 6, 2009, an appeals court issued a resolution adverse to our interests by requiring the court of first instance to issue a new ruling declaring that the authorities are not required to reimburse the amounts claimed by us. In May 11, 2009, the court issued a final ruling adverse to us and the Manzanillo airport paid the outstanding tax balance.

On March 31, 2009, the Morelia International Airport received an unfavorable resolution in the ultimate instance, denying the request of the airport to recover the asset taxes previously paid from the period from January to May 2003. As of December 31, 2009, the amount of Ps. 9.0 million has been eliminated from our accounts receivable and instead is accounted for in the tax line of the profit and loss statement.

On January 22, 2010 the Hermosillo International Airport filed a judicial annulment against the unfavorable court resolution that denied the recovery of the asset tax from the years 2005 and 2006.

In January 2010, the Los Mochis International Airport received a refund for the recoverable tax in the amount of Ps. 25.6 million (including penalties and interest).

On May 7, 2009, the Guanajuato, Guadalajara, Los Cabos, Puerto Vallarta and Tijuana international airports received favorable resolutions in the second instance, allowing them to apply an asset tax base of only 15% of the value of the concessions, which represents the amount paid by AMP. The effect of this resolution is to force the lower court to review the case using the applicable tax laws. At the end of 2009, the six airports are still awaiting outcomes of the review.

Property tax claims by certain municipalities

We remain subject to ongoing real estate tax claims that have been asserted against us by the municipal authorities of Mexicali, Tijuana, Puerto Vallarta and Hermosillo for the payment of property taxes with respect to the property on which we operate our airports in those cities.

The municipalities of Puerto Vallarta and Hermosillo have initiated efforts to survey the area of our airports there in order to determine the amount of property taxes owed. We challenged their actions through administrative proceedings, which are currently pending.

On May 19, 2010, the municipality of Tlajomulco, the municipality in which our Guadalajara airport is located, delivered a notice to the airport in which it seeks payment of property taxes. The notice, however, is factually inaccurate with respect to a number of items including ownership of the property, and as a result no further action on our part is needed at this time.

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

We have also achieved the dismissal of certain claims by the municipal government of Mexicali for Ps. 89.0 million. A court had ordered the temporary encumbrance of 25% of the revenues from the parking garage that we operate at the Mexicali airport to guarantee the property tax claims of the Mexicali municipal government. The cumulative amount of such encumbrances is Ps. 6.3 million. During 2006, we obtained a favorable ruling in the first instance, which the municipality appealed. In March 2008, the courts resolved the appeal in our favor and ordered that the Mexicali municipal government return to us the revenues that were improperly seized by the Mexicali municipal authority. Accordingly, the Company has claimed a refund for the outstanding amount which is still pending.

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

Federal tax proceedings against Aguascalientes, La Paz, Morelia and Mexicali airports

The Mexican Tax Authority (Servicio de Administración Tributaria, or SAT), in connection with its review of year 2005, sent us official notices in 2008 and 2009 stating that under its criteria the Aguascalientes, La Paz, Morelia and Mexicali airports incorrectly applied the fiscal amortization rates with regard to the value of their concessions.

With respect to the Aguascalientes International Airport, in April 2009 we initiated legal proceedings in tax court against the Aguascalientes SAT’s local offices to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning our position on amortization. In 2009, the SAT imposed a fine of Ps. 1.7 million, which was paid by the airport. However, on February 24, 2010, the airport filed an annulment against the resolution issued by the tax authorities that establishes the airport inappropriately applied the fiscal amortization tax rate over the value of its concession.

On February 12, 2010, the Morelia International Airport filed an administrative proceeding against the resolution issued by the tax authority that establishes that Morelia International Airport applied a fiscal amortization rate in excess of its concession value. Our external counsel believes that we have sufficient evidence to obtain a favorable resolution.

Claim against our Guadalajara airport subsidiary

In August 2005, we entered into a construction contract with Grupo de Ingeniería Universal, S.A. de C.V., or GIUSA, for the development of a new segment of the Guadalajara International Airport’s apron. GIUSA delayed the project and we therefore executed the performance bond posted by GIUSA in an amount equal to 20% of the total contract value. However, we were not able to obtain such execution, because GIUSA initiated legal proceedings against us in September 2006, claiming breach of contract and seeking the full contract amount and additional damages, for a total of Ps. 43.0 million. During 2007, we obtained a favorable sentence in first instance, which was appealed by GIUSA. The appeal also resulted in a favorable decision for the Company in 2008. As a result, GIUSA filed a second appeal. On May 3, 2010, the Company received a final favorable decision against the GIUSA claims.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps. 344.3 million at December 31, 2009 (excluding reserve amounts corresponding to 2009 net income).

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

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (retained against cumulative net income and payable by us) calculated on a gross-up basis by applying a factor of 1.3889 for 2007, 2008 and 2009. Corporate tax rates of 28% for 2007, 2008 and 2009 were applied to the results. From 2010 to 2012 the tax rate will be 30%, 29% for 2013 and 28% for 2014 and thereafter and as a result, the gross-up factor will be 1.4286, 1.4085 and 1.3889, respectively. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date on which the dividend was paid.

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

We paid aggregate dividends of Ps. 1,171.6 million in 2007, Ps. 1,122.0 million in 2008 and Ps. 1,200.0 million in 2009.

At the General Ordinary Shareholders’ Meetings held on June 2, 2010, we declared a dividend of Ps. 1,000.0 million or Ps. 1.7825 per common share. The first dividend payment of Ps. 750.0 million was made on June 15, 2010. The second dividend payment of Ps. 250.0 million will be made on or before November 30, 2010.

Under our dividend policy adopted at the General Extraordinary Shareholders’ Meeting held on April 15, 2005, our annual dividend is expected to consist of two components. The first component is a fixed amount, which was Ps. 450 million for 2005 (for the dividend paid in 2006) and is intended to increase gradually in future years. Second, the dividend policy contemplates that our annual dividend will include any cash and cash equivalents we hold (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) in excess of our “minimum cash balance.” For purposes of our policy, the “minimum cash balance” is the amount of cash and cash equivalents that our board of directors determines is necessary to cover the minimum amount of expenses and investments expected to be incurred in the fiscal year during which the dividend payment is made and the subsequent fiscal year. Dividends are expected to be made payable in cash and in one or more payments as determined in the relevant general ordinary shareholders meeting approving dividends.

The declaration, amount and payment of dividends pursuant to the policy described above are subject to (i) compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund, and (ii) the absence of any adverse effect on our business plan for the current or subsequent fiscal year as a result of the payment of any dividend. We cannot provide assurance that we will continue to pay dividends or that future dividends will be comparable to our previous dividends. Our ability to pay dividends may be restricted under the unsecured peso-denominated credit agreements with Banamex and HSBC, to which some of our operating subsidiaries are parties. See “Item 5, Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our dividend policy may also be amended at any time by our shareholders.

As of December 31, 2009, we had accumulated approximately Ps. 1,006.9 million of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax.

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

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2006	28.30	39.75	30.03	43.6

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2007	38.00	57.63	41.66	62.25

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2008	15.42	48.92	21.08	52.45
First Quarter	39.69	48.92	41.08	52.45
Second Quarter	29.37	48.24	30.41	50.90
Third Quarter	24.55	32.22	26.96	31.96
Fourth Quarter	15.42	24.93	21.08	31.46

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2009	13.95	32.68	21.57	42.23
First Quarter	13.95	23.44	21.57	32.15
Second Quarter	17.98	25.84	23.00	33.81
Third Quarter	24.23	30.49	32.50	40.31
Fourth Quarter	24.95	32.68	32.80	42.23

Monthly Prices	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
December 2009	28.19	32.68	36.50	42.23
January 2010	30.88	35.49	40.41	45.00
February 2010	30.40	34.34	40.25	44.80
March 2010	33.69	37.98	43.11	47.97
April 2010	33.79	37.71	42.01	46.40
May 2010	30.27	35.53	37.00	46.00

(1)	10 Series B shares per ADR.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894 and in continuous operations since 1907, the Mexican Stock Exchange is organized as a Mexican corporation (sociedad anónima bursatil de capital variable) operating under a concession granted by the Ministry of Finance and Public Credit (SHCP). Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

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

Suspension of Trading

On June 2, 2010, due to the events and uncertainties surrounding the April 27, 2010 General Ordinary and Extraordinary Shareholders’ Meetings and the subsequent period up until the suspension, trading of our shares on the Mexican Stock Exchange was suspended. As a result, trading of our shares was also halted on the New York Stock Exchange. After we issued press releases on June 11, 2010 and June 14, 2010, explaining the events surrounding the Shareholders’ Meetings, trading of our shares resumed on both the Mexican Stock Exchange and the New York Stock Exchange on June 14, 2010. See “Item 7, Major Shareholders and Related Party Transactions—Major Shareholders—Shareholder Dispute.”

Item 10.	Additional Information

CORPORATE GOVERNANCE

Organization and Register

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law. It is registered with the Public Registry of Commerce of Mexico City under the number 238,578.

Purpose

Our main corporate purpose is to operate airports pursuant to 12 airport concessions.

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

Pursuant to the Securities Market Law, 25% of our directors must be independent within the definition of that term specified therein.

Authority of the Board of Directors

The board of directors is our legal representative. The powers of the board include, among others, the following:

•	to define our strategic planning decisions and approve our annual business plans and investment budgets,

•	to approve our master development programs and modifications thereto,

•	to call shareholders’ meetings and act upon shareholders’ resolutions, and

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

In addition to the foregoing, each of the following actions of our board of directors, among certain others, may only occur with the approval of the Series BB directors:

•	approval of our airports’ five-year master development programs or amendments thereto;

•	approval of our annual business and investment plans;

•	approval of capital expenditures outside of our annual investment plans;

•	approval of any sale of our fixed assets, individually or jointly, in an amount exceeding U.S$3.0 million;

•	approval for us to enter into any type of loan or credit agreement, other than for certain loans granted by us to our subsidiaries;

•	approval of the granting by us of guarantees (avales) or other security interests other than for the benefit of our subsidiaries;

•	proposing to increase our capital stock or that of our subsidiaries;

•	approval of sales of shares in our subsidiaries;

•	approval of our dividend policies; and

•	proposing individuals to join our Audit Committee or our Nominations and Compensation Committee.

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of June 25, 2010:

Capital Stock

	Authorized	Issued and outstanding
Capital stock:
Series B shares	476,850,000	476,850,000
Series BB shares	84,150,000	84,150,000
Total	561,000,000	561,000,000

All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have the voting and other rights described below.

Our bylaws provide that our shares have the following characteristics:

•

Series B: Series B shares currently represent 85% of our capital, and may represent up to 100% of our share capital. Series B shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments.

•

Series BB: Series BB shares currently represent 15% of our capital and may not represent a greater percentage of our share capital. Like Series B shares, Series BB shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments and subject to the other requirements of our bylaws.

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

Series BB shares are subject to transfer restrictions under our bylaws and generally must be converted to Series B shares before they can be transferred. Up to 49% of the Series BB shares can be converted into Series B shares at any time. The remaining 51% of Series BB shares could not be converted into Series B shares before August 25, 2009 absent prior approval by the Ministry of Communications and Transportation. Thereafter and until August 25, 2014, one fifth of such 51% may be converted each year. On or after August 25, 2014, all of the Series BB shares may be converted into Series B shares if (i) the Technical Assistance Agreement between AMP and us has not been renewed and (ii) the Series BB shareholders so request. Notwithstanding the foregoing, if at any time after August 25, 2014, Series BB shares represent less than 7.65% of our share capital, those shares will be mandatorily converted into Series B shares and the Technical Assistance Agreement will be terminated.

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

Extraordinary and special shareholders’ meetings are regarded as legally convened pursuant to a first or subsequent call when at least 75% of the shares representing our capital (or 75% of the relevant series) are present or duly represented. Resolutions at extraordinary meetings of shareholders are valid if taken by the favorable vote of shares representing more than 50% of our capital (or 50% of the relevant series).

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

Dividends and Distributions

At our Annual Ordinary General Shareholders’ Meeting, the board of directors will submit to the shareholders for their approval our audited consolidated financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information—Dividends.” At the General Ordinary Shareholders’ Meeting held on April 28, 2009, we declared a dividend of Ps. 1,200.0 million that was paid on May 25, 2009 (Ps. 870.0 million) and on October 31, 2009 (Ps. 330.0 million). At the General Ordinary Shareholders’ Meetings held on June 2, 2010 we declared a dividend of Ps. 1,000.0 million. The first payment for that dividend in the amount of Ps. 750.0 million was made on June 15, 2010.

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

Shareholder Ownership Restrictions and Antitakeover Protection

Holders of our shares are subject to the following restrictions:

•	holders of Series B shares, either individually or together with their related parties, may not directly or indirectly own more than 10% of our Series B shares;

•	although there is no limit on individual holdings of Series BB shares, Series BB shares may represent no more than 15% of our outstanding capital stock;

•	holders of Series BB shares may also own Series B shares;

•	no shareholder may vote more than 10% of our capital stock. Shares in excess of this threshold will be voted in the same manner as the majority of our shares;

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

Pursuant to Article 53 of the Securities Market Law, we may issue unsubscribed shares that will be kept in treasury, to be subsequently subscribed by the investing public, provided that:

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

•

If the acquisition is charged against shareholder’s equity, the shares may be kept by us without the need to make a reduction in our capital stock. Otherwise, if the acquisition is charged against our capital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need for a resolution by our shareholders’ at a shareholders’ meeting.

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

At the General Ordinary Shareholders’ Meeting held on April 28, 2008, a stock buy-back program was approved under the Mexican Law rules, for a maximum amount of Ps. 55 million for the period from April 28, 2008 to April 27, 2009. The share repurchases began in July 2008 and finished in April 2009. See “Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”. At the General Ordinary Shareholders’ Meeting held on April 28, 2009, a stock buy-back program was approved under the Mexican Law rules, for a maximum amount of Ps. 864.6 million for the period from April 28, 2009 to April 27, 2010. During that period, the Company did not make any repurchase. At the General Ordinary Shareholders’ Meeting held on April 27, 2010, the maximum amount approved for repurchase of shares or credit instruments that represent these shares was cancelled.

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

Information to Shareholders

The Securities Market Law establishes that we, acting through our boards of directors, must annually present a report at a shareholders’ meeting that includes the following:

•

A report prepared by the chairman of our Audit Committee, as required by Article 43 of the Securities Market Law, which must cover, among other things: (i) the performance of our top-level officers, (ii) transactions with related parties, (iii) the compensation packages for our directors and officers, (iv) waivers granted by the board of directors regarding corporate opportunities, (v) the situation of our, and our subsidiaries’ internal controls and internal auditing, (vi) preventive and corrective measures adopted in connection with non-compliance with operational and accounting guidelines, (vii) the performance of our external auditor, (viii) additional services provided by our external auditor and independent experts, (ix) the main results of the review of our and our subsidiaries’ financial statements, and (x) the effects of changes to our accounting policies.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “Item 4, Regulatory Framework—Sources of Regulation” and “ Item 4, Regulatory Framework—Scope of Concessions” and “ Item 4, Regulatory Framework—General Obligations of Concession Holders.”

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

TAXATION

The following summary contains a description of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and investors holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purpose of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007, 2008 or 2009 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.

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

Gain on the sale of our Series B shares by a non-Mexican holder is generally not subject to any Mexican income tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets.

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

U.S. Federal Income Tax Considerations

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

•

provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at http://www.aeropuertosgap.com.mx/. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report).

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are principally exposed to market risks from fluctuations in foreign currency exchange rates.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2007, 2008 and 2009, approximately 27.8%, 27.7% and 29.6%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2009, we estimate that our revenues would have increased by Ps. 66.6 million.

As of December 31, 2007, 2008 and 2009, 14.7%, 15.5% and 13.9%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2009, we estimate that the value of our cash and marketable securities would have increased by Ps. 29.1 million.

We did not have any foreign currency indebtedness at December 31, 2007, 2008 and 2009. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2007, 2008 and 2009 we did not have any outstanding forward foreign exchange contracts.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable.

Item 12D.	American Depositary Shares

The Bank of New York serves as the depositary for our ADSs. ADS holders are required to pay various fees to the depositary.

The following is a summary of the fees payable by holders of our ADRs. For more complete information regarding ADRs, you should read the entire deposit agreement and the form of ADR.

Service	Fee or Charge Amount	Payee
Execution and delivery of ADRs	U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Surrender of ADRs	U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADR registered holders	U.S. $.02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Registration of transfers of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees	Bank of New York Mellon

Cable, telex and facsimile transmissions (as expressly provided in the deposit agreement)	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the depositary	Bank of New York Mellon

Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary	Bank of New York Mellon

Other fees, as necessary	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon

The depositary of our ADSs, The Bank of New York Mellon, collects its fees directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects these fees by deducting them from the amounts distributed or by selling a portion of distributable property to pay the fees. For example, the depositary may deduct from cash distributions, directly bill investors or charge the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for these services are paid.

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual New York Stock Exchange listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2009, this amount was U.S.$ 659,601 of which we received U.S.$ 499,703 during 2009 and U.S.$ 159,898 in January 2010.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our

Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2009. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework.

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2009.

The Company’s independent registered public accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C. (member of Deloitte Touche Tohmatsu), has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited the internal control over financial reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated June 24, 2010 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (i) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America, and (ii) translation of financial statements into English.

Galaz, Yamazaki, Ruiz Urquiza, S.C. Member of Deloitte Touche Tohmatsu

/S/ RAMÓN ALVAREZ CISNEROS
C.P.C. Ramón Alvarez Cisneros Guadalajara, Jalisco, Mexico June 24, 2010

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

José Manuel Rincón Gallardo Purón, an independent director under NYSE listing standards, joined our board of directors and our Audit Committee in 2006, and we believe that he is qualified to serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. On June 17, 2008, our Board of Directors provisionally nominated Mr. Rincón Gallardo Purón with full power and authority as President of the Audit Committee and also as the financial expert of that Committee. The appointment of Mr. Rincón Gallardo Purón remains subject to ratification at the Ordinary Shareholders’ Meeting on July 22, 2010. See “Item 7, Major Shareholders and Related Party Transactions—Major Shareholders—Shareholder Dispute”. For a discussion of Mr. Rincón Gallardo Purón’s qualifications, see “Item 6, Directors, Senior Management and Employees—Directors.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and personnel performing similar functions as well as to our other officers and employees. Our code of ethics is an exhibit to this annual report on Form 20-F and is available on our website at www.aeropuertosgap.com.mx. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. The information found on our website, other than as specifically incorporated by reference into this annual report on Form 20-F, is not part of this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu), during the fiscal years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008		2009
	(thousands of pesos)
Audit fees	Ps.	5,031	Ps.	5,710
Audit-related fees		2,146		2,348
Tax fees		3,124		2,973
Other fees		681		485

Total fees	Ps.	10,982	Ps.	11,516

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

The tables below set forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by or on behalf of an “affiliated purchaser”, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate dollar value) of shares that may yet be purchased under our plans and programs.

Shares repurchased by us pursuant to the share repurchase program

2009	(a) Total number of shares purchased(1)(2)	(b) Average price paid per share in Pesos		(c) Total number of shares purchased as part of publicly announced plans or programs(3)	(d) Approximate dollar value that may yet be purchased under the plans or programs
January 1-31	360,000	Ps.	28.4683	360,000	U.S.$	39,447
February 1-29						39,447
March 1-31						1,607,113
April 1-30						66,188,656
May 1-31						66,188,656
June 1-30						66,188,656
July 1-31						66,188,656
August 1-31						66,188,656
September 1-30						66,188,656
October 1-31						66,188,656
November 1-30						66,188,656
December 1-31						66,188,656

2009 Total	360,000	Ps.	28.4683	360,000		—

(1)	We do not repurchase our shares other than through the share repurchase program. These shares were purchased in open-market transactions.
(2)	During 2009 AMP did not buy any of our shares.
(3)	We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the General Ordinary Shareholders’ Meeting held on April 28, 2008, a stock buy-back program was approved under Mexican Law, for a maximum amount of Ps.55 million for the period from April 28, 2008 to April 27, 2009. At the General Ordinary Shareholders’ Meeting held on April 28, 2009, a stock buy-back program was approved under Mexican Law, for a maximum amount of Ps. 864.6 million for the period from April 28, 2009 to April 27, 2010. At the General Ordinary Shareholders’ Meeting held on April 27, 2010, the maximum amount approved for repurchase of shares or credit instruments that represent these shares was cancelled and no further repurchase program was approved.

As of December 31, 2008, there was a balance of 1,720,000 repurchased shares on our Consolidated Balance Sheets. Additionally, during 2009 the Company bought 360,000 shares. These 2,080,000 shares were relocated in the market in 2009. As of December 31, 2009, there is no balance of repurchased shares on our Consolidated Balance Sheets.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards for Domestic Listed Companies(1)	Our Corporate Governance Practices

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

(iii) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client or supplier is considered important if its sales to or purchases from the company represent more than 10% of its total sales or purchases within the prior year. A debtor or creditor is considered important if the aggregate amount of the relevant loan represents more than 15% of its or the company’s aggregate assets;

(1)	References to sections are references to sections of the New York Stock Exchange Listed Company Manual. Pursuant to Section 303A.00 thereof, foreign private issuers, such as us, are exempt from the corporate governance standards of the exchange, with certain exceptions.

NYSE Standards for Domestic Listed Companies[1]	Our Corporate Governance Practices

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

Currently, our board of directors consists of 11 directors. Seven of such directors have been qualified as independent by our shareholders in accordance with the Securities Market Law and our bylaws.

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

Corporate Governance Guidelines.

§303A.09 specifies that listed companies must adopt and disclose corporate governance guidelines.	Mexican law does not require us to disclose corporate governance guidelines and we have not done so. However, pursuant to the Securities Market Law, we have adopted board guidelines covering corporate governance matters such as the use of corporate assets, certain transactions with related parties (including loans to officers), repurchases of shares, communications with shareholders, managers and directors, and other matters.

Code of Ethics.

§303A.10 specifies that corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers.	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.aeropuertosgap.com.mx

Equity compensation plans. §303A.08 & 312 03 specify that equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. No equity-compensation plans have been approved by our shareholders.

Shareholder Approval for Issuance of Securities.

§§312 03(b)-(d) specify that issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval.

Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.

Conflicts of Interest.

§307 00 specifies that the determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight.

§312.03(b) specifies that certain issuances of common stock to a related party require shareholder approval.

Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our board of directors has opined favorably, our board of directors must vote on whether or not to grant approval of certain transactions with a related party (1) that are outside the ordinary course of our business or (2) that are at non-market prices. A director with an interest in the transaction is not permitted to vote on its approval.

Solicitation of Proxies.

§§402 01 & 402 04 specifies that the solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE.

We are not required to distribute proxy materials to, or solicit the return of proxies from, our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote through a representative using a power of attorney. Under the new Mexican Securities Market Law, we have to make power of attorney forms available to shareholders at their request. Under the deposit agreements relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting through the depositary.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

2.1	Deposit Agreement among the Company, The Bank of New York Mellon (formerly The Bank of New York) and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

3.1	Trust Agreement among the Company, AMP and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

Exhibit No.	Description
4.1	Amended and Restated Guadalajara Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.2	Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., the Company, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext, and the Mexican Airport and Auxiliary Services Agency, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.3	Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., and Grupo Empresarial Ángeles, S.A. de C.V., together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.4	Professional Services Agreement between Aeropuerto de Guadalajara, S.A. de C.V. and AENA Desarrollo Internacional, S.A. dated as of August 4, 2008 (English translation) and a schedule highlighting the differences between this agreement and similar agreements with the Company’s other airport operating subsidiaries.*

8.1	List of subsidiaries of the Company.*

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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
Name: Rodrigo Guzmán Perera
Title: Chief Financial Officer

Dated: June 29, 2010

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2009 and 2008, and for

the Years Ended December 31, 2009, 2008 and

2007, and Report of Independent Registered

Public Accounting Firm Dated June 24, 2010

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2009, 2008 and 2007

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, of cash flows for each of the two years in the period ended December 31, 2009 and of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2009, their cash flows for each of the two years in the period ended December 31, 2009 and changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S. C. Member of Deloitte Touche Tohmatsu

/S/ RAMÓN ALVAREZ CISNEROS
C.P.C. Ramón Alvarez Cisneros Guadalajara, Jalisco, Mexico June 24, 2010

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2009 and 2008

(In thousands of Mexican Pesos)

	2009		2008
Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	1,821,150	Ps.	1,506,004
Financial investments held for trading purposes (Note 5)		279,621		275,237
Trade accounts receivable—net (Note 6)		453,856		572,058
Recoverable taxes, mainly recoverable tax on assets (Note 20.b)		260,253		375,571
Embedded derivatives		109		242
Other accounts receivable		2,251		1,187

Total current assets		2,817,240		2,730,299
Cash equivalents designated for expenditure, held in trust (Note 7)		352,436		—
Machinery, equipment and improvements on leased buildings—net (Note 8)		364,101		335,158
Improvements to concession assets—net (Note 9)		3,513,391		3,368,848
Airport concessions—net (Note 10)		16,756,973		17,188,483
Rights to use airport facilities—net (Note 11)		2,188,235		2,283,598
Other acquired rights—net (Note 12)		820,288		841,339
Recoverable income taxes (Note 20.a)		23,022		23,022
Recoverable tax on assets (Note 20.f)		396,240		442,080
Embedded derivatives		16,321		41,609
Hedging derivative financial instrument (Note 13)		13,647		—
Deferred income taxes (Note 20.e)		1,072,384		826,242
Deferred statutory employee profit sharing (Notes 16.c and 19.c)		6,077		4,917
Other assets		41,560		56,099

Total	Ps.	28,381,915	Ps.	28,141,694

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2009 and 2008

(In thousands of Mexican Pesos)

	2009		2008
Liabilities and Stockholders’ Equity
Current liabilities:
Bank loans (Note 15)	Ps.	193,965	Ps.	134,857
Concession taxes payable		17,140		25,785
Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party (Note 18)		50,767		62,044
Accounts payable		275,478		374,661
Taxes payable, other than income and concession taxes payable		47,652		47,206
Income tax and business flat tax payable		27,455		29,319

Total current liabilities		612,457		673,872
Deposits received		97,743		39,912
Employee benefits (Note 14)		35,158		25,121
Bank loans (Note 15)		856,003		665,143

Total liabilities		1,601,361		1,404,048

Commitments and contingencies (Notes 21 and 22)
Stockholders’ equity (Note 16):
Common stock		24,344,476		24,344,476
Legal reserve		372,369		295,223
Fund for repurchase of shares		864,265		55,000
Repurchased shares		—		(43,712)
Retained earnings		1,199,444		2,086,659

Total stockholders’ equity		26,780,554		26,737,646

Total	Ps.	28,381,915	Ps.	28,141,694

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican Pesos)

	2009		2008		2007
Revenues (Note 24):
Aeronautical services	Ps.	2,537,262	Ps.	2,762,198	Ps.	2,812,869
Non-aeronautical services		728,978		728,587		664,455

		3,266,240		3,490,785		3,477,324

Operating costs:
Cost of services (Note 25)		869,315		952,729		839,119
Technical assistance fees (Note 18)		111,721		118,226		125,857
Concession taxes		162,507		173,533		172,846
Depreciation and amortization (Note 26)		828,835		798,251		754,097

		1,972,378		2,042,739		1,891,919

Income from operations		1,293,862		1,448,046		1,585,405

Other (expense) income—net (Note 19)		(11,710)		7,543		(2,352)
Net comprehensive financing income:
Interest income		185,343		163,071		172,882
Interest expense		(75,564)		(57,518)		(20,076)
Exchange (loss) gain—net		(26,149)		92,402		(2,078)
Monetary position loss		—		—		(59,117)
(Loss) gain from embedded derivatives		(25,421)		16,923		5,732

		58,209		214,878		97,343

Income before income taxes		1,340,361		1,670,467		1,680,396
Income tax expense (Note 20.c)		140,917		129,625		277,577

Consolidated net income	Ps.	1,199,444	Ps.	1,540,842	Ps.	1,402,819

Weighted average number of common shares outstanding		560,473,972		560,594,812		561,000,000

Basic earnings per share (in Mexican Pesos)	Ps.	2.1400	Ps.	2.7486	Ps.	2.5006

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican Pesos)

	Number of Shares	Common Stock		Legal Reserve		Fund for Repurchase of Shares		Repurchased Shares		Retained Earnings		Total Stockholders’ Equity
Balances as of January 1, 2007	561,000,000	Ps.	24,344,476	Ps.	179,122	Ps.	—	Ps.	—	Ps.	1,606,764	Ps.	26,130,362
Transfer of earnings to legal reserve	—		—		45,960		—		—		(45,960)		—
Dividends declared and paid, 2.0884 pesos per share (Note 16.b)	—		—		—		—		—		(1,171,616)		(1,171,616)
Comprehensive income	—		—		—		—		—		1,402,819		1,402,819

Balances as of December 31, 2007	561,000,000		24,344,476		225,082		—		—		1,792,007		26,361,565
Transfer of earnings to legal reserve and fund for repurchase of shares (Note 16.d)	—		—		70,141		55,000		—		(125,141)		—
Repurchase of 1,720,000 shares (Note 16.d)	—		—		—		—		(44,227)		—		(44,227)
Dividends declared and paid, 2.0000 pesos per share (Note 16.d)	—		—		—		—		515		(1,122,000)		(1,121,485)
Cumulative initial effect of deferred statutory employee profit sharing (Note 16.c)	—		—		—		—		—		951		951
Comprehensive income	—		—		—		—		—		1,540,842		1,540,842

Balances as of December 31, 2008	561,000,000		24,344,476		295,223		55,000		(43,712)		2,086,659		26,737,646
Transfer of earnings to legal reserve (Note 16.e)	—		—		77,146		809,265		—		(886,411)		—
Repurchase of 360,000 shares (Note 16.e)	—		—		—		—		(10,248)		—		(10,248)
Relocation of repurchased shares (Note 16.e)	—		—		—		—		53,960		(248)		53,712
Dividends declared and paid, 2.1390 pesos per share (Note 16.e)	—		—		—		—		—		(1,200,000)		(1,200,000)
Comprehensive income	—		—		—		—		—		1,199,444		1,199,444

Balances as of December 31, 2009	561,000,000	Ps.	24,344,476	Ps.	372,369	Ps.	864,265	Ps.	—	Ps.	1,199,444	Ps.	26,780,554

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Mexican Pesos)

	2009		2008
Operating activities:
Earnings before income taxes	Ps.	1,340,361	Ps.	1,670,467
Non-cash activities:
Employee benefits		10,037		11,216
Deferred statutory employee profit sharing		(1,160)		(3,597)
Loss (gain) from embedded derivatives		25,421		(16,923)
Inflationary effects on recoverable tax on assets		(6,285)		(14,642)
Financial investments held for trading purposes		(4,384)		(35,870)
Items related to investing activities:
Depreciation and amortization		828,835		798,251
Loss on sale of fixed assets		6,859		4,480
Allowance for doubtful accounts—long-term		4,123		—
Items related to financing activities:
Loss on hedging derivative financial instrument		1,020		—
Interest expense		53,766		47,944

		2,258,593		2,461,326
(Increase) decrease in:
Trade accounts receivable		118,202		(101,748)
Recoverable income tax and other current assets		62,771		(127,849)
Recoverable tax on assets		42,313		111,847
Recoverable income tax on dividends		44,663		(45,952)
Increase (decrease) in:
Concession taxes payable		(8,645)		606
Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		(11,277)		(8,531)
Accounts payable		19,770		(192,425)
Taxes payable, other than income and concession taxes payable		446		16,484
Reorganization provision		—		(28,000)
Income taxes paid		(372,292)		(476,490)
Deposits received		57,831		5,299

Net cash provided by operating activities		2,212,375		1,614,567

Investing activities:
Purchases of machinery, equipment and improvements to concession assets		(541,249)		(524,922)
Other deferred assets		(865)		2,948

Net cash used in investing activities		(542,114)		(521,974)

Excess cash to apply to financing activities		1,670,261		1,092,593

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Mexican Pesos)

	2009		2008
Financing activities:
Dividends declared and paid		(1,200,000)		(1,121,485)
Repurchase of shares		(10,248)		(44,227)
Sales of repurchased shares		53,712		—
Bank loans		413,754		344,000
Payments on bank loans		(163,786)		(122,571)
Interest paid on bank loans		(81,444)		(68,989)
Hedging derivative financial instrument		(14,667)		—

Net cash used in financing activities		(1,002,679)		(1,013,272)

Net increase in cash and cash equivalents		667,582		79,321

Cash and cash equivalents at beginning of year		1,506,004		1,426,683

Cash and cash equivalents at end of year (includes cash equivalents designated for expenditure held in trust for Ps. 352,436)	Ps.	2,173,586	Ps.	1,506,004

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Changes in Financial Position

For the year ended December 31, 2007

(In thousands of Mexican Pesos)

	2007
Operating activities:
Consolidated net income	Ps.	1,402,819
Items that did not require (generate) resources:
Depreciation and amortization		754,097
Provision for labor obligations – net		4,268
Gain from embedded derivatives		(5,732)
Deferred income tax		(229,601)

		1,925,851
Changes in operating assets and liabilities:
(Increase) decrease in:
Financial investments held for trading purposes		(109,709)
Trade accounts receivable		(63,228)
Recoverable taxes and other accounts receivable		62,972
Recoverable tax on assets		(105,595)
Recoverable income taxes		71,219
Increase (decrease) in:
Concession taxes payable		1,436
Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		16,978
Income tax and tax on assets payable		5,175
Deposits received		825
Reorganization provision		28,000
Taxes payable, other than income and concession taxes payable		(16,732)
Accounts payable		203,044

Net resources generated by operating activities		2,020,236

Financing activities:
Dividends paid		(1,171,616)
Bank loans		600,000
Bank loans payments		(21,429)

Net resources used in financing activities		(593,045)

Investing activities:
Buildings, building improvements, machinery and equipment		(932,280)
Other assets		663

Net resources used in investing activities		(931,617)

Cash and cash equivalents:
Net increase		495,574
Balance at beginning of year		931,109

Balance at end of year	Ps.	1,426,683

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican Pesos)

1.	Activities and significant events

a. Activities

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, Los Cabos, Silao (Guanajuato), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes.

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

On February 24, 2006, the Company made an initial public offering of its Series “B” shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its shares, both in the United States of America, via the New York Stock Exchange (under the symbol “PAC”) and in Mexico, via the Mexican Stock Exchange (under the symbol “GAP-B”). Consequently, as of such date, the Company became a public entity in both Mexico and in the United States of America and is required to meet various legal obligations and regulations applicable in each country for public entities.

b. Significant events

On August 31, 2007, the Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports signed an unsecured credit agreement with Banco Nacional de México, S.A. (“Banamex”) for Ps. 1,214,000. Funds were disbursed on three different dates, as described in Note 15.a.

On November 8, 2007, Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“Corsa”) was incorporated as a subsidiary, in order to carry out a corporate restructuring. Corsa began operations in January 2008.

On November 28, 2007, Puerta Cero Parking, S.A. de C.V. (“Parking”) was incorporated as a subsidiary. The purpose of this entity is to render operating and administrative services to the public parking lots. Parking began operations in January 2008.

As mentioned in Note 16.d, at an Ordinary General Stockholders’ Meeting held on April 28, 2008, the stockholders approved a buy back stock program up to a maximum amount of Ps. 55,000.

As mentioned in Note 16.e, at an Ordinary General Stockholders’ Meeting held on April 28, 2009, the stockholders approved an increase to a buy back stock program to get up to a maximum amount of Ps. 864,265.

On December 9, 2009, the Guadalajara, Puerto Vallarta, Hermosillo and Guanajuato airports entered into an unsecured credit agreement with Banamex and HSBC Mexico, S.A. (“HSBC”), for a combined amount of Ps. 651,446. Funds will be disbursed on two different dates, as described in Note 15.b.

On December 23, 2009, a Trust was created to guarantee payment under the contract “Turn-Key Design, Supply, Installation and Starting up for a System to Inspect 100% of Documented Baggage”. The Company entered into a contract with Rapiscan Systems, S.A. de C.V. (“Rapiscan”) to comply with the requirement of supplying a system for inspection of documented and in-cabin baggage, a subcontractor which will be in charge of construction of the entire project. As of December 31, 2009, investment balances held in the trust totaled Ps. 352,436, comprised of the initial contribution and interest earned.

2.	Basis of presentation

a.	Translation into English—The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are prepared on the basis of Mexican Financial Reporting Standards (“MFRS”, individually referred to as “Bulletins” or Normas de Información Financiera or “NIFs”).

b.	Monetary unit of the financial statements—The consolidated financial statements and notes as of December 31, 2009, 2008 and for the years then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of and for the year ended December 31, 2007 are presented in Mexican pesos of purchasing power of December 31, 2007.

c.	Consolidation of financial statements—The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, of which it owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

•	Aeropuerto de Aguascalientes, S.A. de C.V.

•	Aeropuerto del Bajío, S.A. de C.V.

•	Aeropuerto de Guadalajara, S.A. de C.V.

•	Aeropuerto de Hermosillo, S.A. de C.V.

•	Aeropuerto de La Paz, S.A. de C.V.

•	Aeropuerto de Los Mochis, S.A. de C.V.

•	Aeropuerto de Mexicali, S.A. de C.V.

•	Aeropuerto de Morelia, S.A. de C.V.

•	Aeropuerto de Puerto Vallarta, S.A. de C.V.

•	Aeropuerto de San José del Cabo, S.A. de C.V.

•	Aeropuerto de Tijuana, S.A. de C.V.

•	Aeropuerto de Manzanillo, S.A. de C.V.

•	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.

•	Corporativo de Servicios Aeroportuarios, S.A. de C.V.

•	Puerta Cero Parking, S.A. de C.V.

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

d.	Income from operations—This line item comprised total revenues less operating costs. Although this presentation is not required by NIF B-3, Statement of Income, it is included because it represents a reliable measure of the economic and financial performance of the Company.

e.	Comprehensive income—Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. For the years ended December 31, 2009, 2008 and 2007, comprehensive income is represented only by the net income of each year.

f.	Classification of costs and expenses—Costs and expenses presented in the consolidated statements of income were classified according to their nature.

3.	Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a.	Recognition of the effects of inflation—Beginning January 1, 2008 the Company suspended recognition of the effects of inflation, as cumulative inflation for the three years preceding December 31, 2009 and 2008, equaled 15.01% and 11.56%, respectively; accordingly, the economic environment is considered non-inflationary for both years. Through December 31, 2007, inflationary effects consisted of the recognition of gains and losses on monetary and non-monetary accounts. These effects are presented in the consolidated financial statements under the caption of monetary position result, which represents the erosion of the purchasing power of monetary items caused by inflation. Such amount was determined by applying inflation rates derived from the Mexican National Consumer Price Index (“NCPI”) to net monetary assets or liabilities, at the beginning of each month. Losses resulted from maintaining a net monetary asset position.

The rates of inflation for the years ended December 31, 2009, 2008 and 2007 were 3.57%, 6.53% and 3.76%, respectively.

b.	Cash and cash equivalents—This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses and is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

c.	Cash equivalents designated for expenditure, held in trust—Corresponds to readily available investments, held in a revocable trust controlled by the Company, which are designated to fulfill a contract for the acquisition of specific machinery, equipment and improvements to concession assets. It is classified as a non-current asset.

d.	Financial investments for trading purposes—According to its intent, from the date of acquisition, the Company classifies its investments in marketable securities as held for trading purposes, because the Company has the intention to trade the debt and equity instruments in the short-term, before their maturity; these investments are stated at fair value and any fluctuations in the value of these investments are recognized within current earnings. The fair value is the amount at which a financial asset can be exchanged or a financial liability can be paid, among interested and willing parties in a free trade transaction.

e.	Allowance for doubtful accounts—The Company systematically and periodically reviews the aging and collection of its accounts receivable and records an allowance for doubtful accounts when evidence exists that they will not be fully recoverable.

f.	Machinery, equipment and improvements on leased buildings—These assets are initially recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 8.

g.	Improvements to concession assets—These assets are initially recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. Beginning on January 1, 2008, the Company applies International Financial Reporting Interpretations Committee (IFRIC) 12, Service Concession Agreements to its concessions. Amortization is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 9.

h.	Airport concessions—Concessions to manage, operate and develop each of the airports are recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the concession life of 50 years, as described in Note 10.

i.	Rights to use airport facilities—Rights to use airport facilities are recorded at the historical cost of the airport facilities as recorded by ASA. Through December 31, 2007, they were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 10.

j.	Other acquired rights—Other acquired rights are recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the period from the date of acquisition to the end of the 50-year concession term, as described in Note 12.

k.	Impairment of long-lived assets in use—The Company reviews the carrying amounts of long-lived assets in use, pursuant to Bulletin C-15, Accounting for the Impairment and Disposal of Long-Lived Assets, when an impairment indicator suggests that such amounts might not be recoverable. Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows or the net sales price.

None of the 12 airports can be considered an “independent cash generating unit” since all are part of the Pacific Group package included in the Federal Government’s bidding process. Therefore, each concessionaire must operate its airports regardless of their individual results. Accordingly, the Company reviews its long-lived assets for impairment on a consolidated basis.

l.	Derivative financial instruments—The Company obtains financing under different conditions. At the end of 2009, the Company entered into its first variable interest rate bank loan. In order to reduce its exposure to the risk of volatility in interest rates, the Company entered into an interest rate cap that establishes a ceiling for interest paid on the bank loans and effectively converts the variable rate profile of the debt to a fixed rate profile. The Company has designated the interest rate cap as a cash flow hedge. Its term extends from the date of its execution to the maturity date of the related bank loan. The Company only enters into derivative financial instruments with institutions of high repute. The Company does not enter into derivative financial instruments for the purpose of speculation.

The Company recognizes all derivative financial instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value, regardless of its intent for holding them. Fair value is determined based on quoted market prices in an active market. When an active market does not exist, fair value is determined based on accepted valuation techniques for pricing financial instruments.

When derivative financial instruments are entered into to hedge risks, and such derivatives meet all hedging requirements, their designation is documented at the beginning of the hedging transaction, which includes the Company’s risk management objectives and strategy for undertaking the hedge, identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the entity will assess the hedging instrument’s effectiveness.

The accounting for changes in the fair value of a derivative financial instrument designated has a hedge depends on the type of hedge and is accounted for as follows: (1) for fair value hedges, the gain or loss is recognized in current earnings offsetting the gain or loss on the hedged item; (2) for cash flow hedges, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings; the ineffective portion of the gain or loss is reported in earnings immediately. When the Company determines the effectiveness of a cash flow hedge based on the intrinsic value of the instrument, it recognizes the changes in the time value of the instrument directly through earnings.

The Company discontinues hedge accounting if the hedging instrument expires or is sold, terminated, or exercised, if the hedge no longer meets the hedge accounting criteria—for example it is no longer effective or for cash flow hedges the forecast transaction is no longer expected to occur, or if the entity revokes the hedge designation.

Embedded derivative financial instruments are recognized for rental agreements that establish rental payments in a currency different from the functional currency of the both parties to the rental agreement. The embedded derivative is segregated, whose underlying is the fluctuation between the foreign currency and functional currency, and is measured at fair value through results of the period.

m.	Other assets—Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred.

n.	Provisions—Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated; however, the final result could differ from the provision recognized.

o.	Direct employee benefits—Liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits include mainly statutory employee profit sharing (“PTU”) payable, compensated absences, such as vacation and vacation premiums and incentives.

p.	Employee benefits from termination and retirement—Liabilities from seniority premiums and severance payments are recognized as they accrue and are calculated by independent actuaries using the projected unit credit method at nominal rates.

q.	Statutory employee profit sharing—PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences that in 2009 and 2008 resulted from comparing the accounting and tax basis of assets and liabilities and in 2007, resulted from comparing the financial income and taxable income for PTU purposes. Deferred PTU is recognized only when it could be reasonably assumed that such difference would generate a liability or benefit, and there is no indication that circumstances would change in such a way that the liabilities would not be paid or benefits would not be realized. The cumulative effect of deferred PTU calculated as of January 1, 2008 for the change in accounting methodology, was recognized in retained earnings.

r.	Revenue recognition—The majority of the Company’s revenues are derived from rendering aeronautical services, which are generally related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” per “workload unit”. A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

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

All revenues, except for the percentage of lessee monthly revenues on commercial rental contracts, are recognized net of any discounts, within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month. Revenues corresponding to the percentage of lessee monthly revenues on commercial rental contracts are recognized in the following month, with the exception of those revenues related to December, which are recognized within this same month.

s.	Foreign currency transactions—According to the Mexican Federal Tax Code, foreign currency transactions are recorded at the exchange rate in effect on the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between bank exchange rates in effect at the transaction date and the rates used by the Company is not considered material). Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing income.

t.	Income taxes—Income tax (“ISR”) and the Business Flat Tax (“IETU”) are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

u.	Tax on assets—Tax on assets (“IMPAC”) paid in previous years that is expected to be recovered is recorded as an advance payment of income tax and is presented in the consolidated balance sheets as “Recoverable tax on assets”.

v.	Earnings per share—Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same.

w.	Concentration of credit risk—Financial instruments that potentially expose the Company to a significant concentration of credit risk are primarily trade accounts receivable; however, such risk is adequately covered by guarantee deposits granted by clients and the allowance for doubtful accounts.

4.	Cash and cash equivalents

As of December 31, the balances are composed of the following:

	2009		2008
Cash	Ps.	327,930	Ps.	48,037
Investments of cash surpluses		1,493,220		1,457,967

	Ps.	1,821,150	Ps.	1,506,004

5.	Financial investments held for trading purposes

Financial investments held for trading purposes are composed of the following at December 31:

	2009		2008
	Cost of acquisition	Fair Value	Cost of acquisition	Fair Value
PEMEX UMS Bonds	Ps.281,276	Ps.279,621	Ps.277,222	Ps.275,237

Investments held for trading purposes are composed of investment funds with immediate liquidity. According to the treasury policy of the Company, such investments will be traded within one year of acquisition, and are presented at fair value based on the market value of such securities at each balance sheet date. Changes in fair value are recognized within comprehensive financing income in the consolidated statements of income.

6.	Trade accounts receivable

Trade accounts receivable are composed of the following at December 31:

	2009		2008
Accounts receivable	Ps.	589,469	Ps.	684,676
Allowance for doubtful accounts		(135,613)		(112,618)

	Ps.	453,856	Ps.	572,058

Accounts receivable include balances invoiced to domestic and international airlines for passenger charges of Ps. 441,174 and Ps. 532,703 as of December 31, 2009 and 2008, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The Guadalajara Airport represented approximately 34%, 33% and 33% of consolidated revenues generated during the years ended December 31, 2009, 2008, and 2007. Also, approximately 89%, 90% and 88% of consolidated revenues during the years ended December 31, 2009, 2008, and 2007, respectively, were generated by the Company’s six largest airports (Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato and Hermosillo).

During 2009, the Company increased the allowance for doubtful accounts by Ps. 22,995, mainly due to Consorcio Aviaxsa, S.A. de C.V. and Cenca Comercializadora, S.A. de C.V., as well as other commercial clients.

7.	Cash equivalents designated for expenditure, held in trust

As mentioned in Note 1.b, on December 23, 2009 the Company established a trust for investment and administration entitled “Revocable Investment and Administration Trust”, with Banamex. The objective of this trust is to fulfill the financial obligations arising from a contract executed between the airports of the Company and Rapiscan, for the project called “Turn-Key Design, Supply, Installation and Starting up for a System to Inspect 100% of Documented Baggage”, as the project is part of the Master Development Program 2005-2009.

Banamex acts as trustee, while the airports of the Company are trustors and beneficiaries in the second instance, and Rapiscan is the beneficiary in first instance. The trust is revocable and is controlled by a Technical Committee consisting solely of executives of the Company. At December 31, 2009, investment balances held in the trust totaled Ps. 352,436, comprised of the initial cash contribution and interest earned. The assets are only to be invested in government securities denominated in national currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available from January 4, 2010. The maximum term for investments is limited to 30 days. The duration of the trust is for the period in which the contracts with airports are in force and over which Rapiscan will fulfill the terms of the contract.

8.	Machinery, equipment and improvements on leased buildings

Machinery, equipment and improvements on leased buildings are composed of the following at December 31:

	2009		2008		Average Annual Depreciation Rate

Machinery and equipment	Ps.	426,161	Ps.	391,086	10%
Office furniture and equipment		118,609		112,052	10%
Computer equipment		136,237		92,213	30%
Transportation equipment		30,698		29,824	25%
Communication equipment		13,150		11,760	10% and 30%
Improvements on leased buildings		7,892		7,305	5%

		732,747		644,240
Less- accumulated depreciation		(368,646)		(309,082)

	Ps.	364,101	Ps.	335,158

9.	Improvements to concession assets

Improvements to concession assets are composed of the following at December 31:

	2009		2008		Average Annual Amortization Rate

Improvements to concession assets	Ps.	3,853,684	Ps.	3,245,426	5% and 8%
Less- accumulated amortization		(732,465)		(533,883)

		3,121,219		2,711,543
Construction in-progress		382,402		647,830
Other		9,770		9,475

		392,172		657,305

	Ps.	3,513,391	Ps.	3,368,848

As of December, 31, 2009 and 2008, the balance of machinery, equipment, improvements on leased assets and improvements to concession assets includes Ps. 101,296 and Ps. 223,530, respectively of unpaid investments. Construction in-progress relates mainly to the construction of new Terminal at the Los Cabos airport, and the construction of a fire extinguishing system at the Guadalajara airport. As of December 31, 2009, significant construction in-progress pending execution and payment, amounts to approximately Ps. 15,750.

As of December 31, 2009 and 2008, comprehensive financing result (“CFR”) was capitalized under improvements to concession assets for Ps. 30,959 and Ps. 24,887, respectively, derived from capital expenditures at the Guanajuato, Hermosillo, Puerto Vallarta and Los Cabos airports of approximately Ps. 363,721 and Ps. 308,557. These expenditures were realized from January to December 2009 and 2008 and the average annual interest rate was 8.5% for both years. As of December 31, 2009 and 2008, the accumulated amount of capitalized CPR was Ps. 58,020 and Ps. 27,061, respectively.

Reconciliation of the comprehensive financial result is as follows:

	2009		2008
Net CFR income	Ps.	27,250	Ps.	189,991
Add back: CFR cost capitalized		30,959		24,887

CFR income in the statements of income	Ps.	58,209	Ps.	214,878

10.	Airport concessions

As described in Note 1.a, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.a, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2009:

			Remaining amortization term (years)	Original amortization term (years)
Acquisition cost	Ps.	24,210,213

Assigned to:
Rights to use airport facilities (Note 11):
Runways, aprons, platforms	Ps.	788,443	25	35
Buildings		876,867	15	25
Other facilities		138,596	—	10
Land		1,412,873	39	49

		3,216,779
Airport concessions		20,993,434	39	49

	Ps.	24,210,213

The original amortization term for the concessions is 49 years. As mentioned in Note 1.a, the concession value was assigned in August 1999, therefore the amortization term will begin from that date on and until November 2048.

The value of the concessions at December 31 is as follows:

	2009		2008
Airport concessions	Ps.	20,993,434	Ps.	20,993,434
Less- accumulated amortization		(4,236,461)		(3,804,951)

	Ps.	16,756,973	Ps.	17,188,483

Each airport concession agreement contains the following terms and basic conditions:

•

The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development Program (“MDP”), and to provide airport, complementary and commercial services. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. The Company’s investment plans under the MDP must be updated every five years starting from 2000 and approved by the SCT. During December 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010 to 2014.

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

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

11.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31 was as follows:

	2009		2008
Rights to use airport facilities	Ps.	3,216,779	Ps.	3,216,779
Less-accumulated amortization		(1,028,544)		(933,181)

	Ps.	2,188,235	Ps.	2,283,598

12.	Other acquired rights

At December 31, the value of other acquired rights was as follows:

	2009		2008		Remaining amortization term (years)	Original amortization term (years)
Right to operate the charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	483,469	Ps.	483,469	39	48
Right to operate commercial space at Tijuana airport		19,443		19,443	39	46
Right to operate various space at Puerto Vallarta airport		358,095		358,095	39	44
Right to operate commercial space at Guadalajara airport		108,235		108,235	39	44
Right to operate various parking lots		7,118		7,118	39	46

		976,360		976,360
Less-accumulated amortization		(156,072)		(135,021)

	Ps.	820,288	Ps.	841,339

On June 1, 2000, the Company paid to Servicios Aéreos del Centro, S.A. de C.V. U.S.$ 34.9 million (Ps. 332,108 nominal pesos) to recover the right to operate the charter terminal (terminal 3) and the general aviation terminal at the Los Cabos airport.

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

13.	Hedging derivative financial instrument

As mentioned in Note 1.b, on December 9, 2009, the Company entered into unsecured credit agreements with Banamex and HSBC receiving funds for Ps. 325,723 from each institution, for a total of Ps. 651,446. The loans bear interest at the variable Mexican Interbank Equilibrium Interest Rate (“TIIE”) plus 350 basis points, requiring quarterly payments of principal and interest for a period of seven years. Funds from the loan are intended to fulfill investment commitments.

With respect to the loans, each contracting airport entered into a derivative financial instrument with Banamex, which the Company has designated as cash flow hedges. This instrument establishes a ceiling of 7% on the variable 91-day TIIE interest rates stipulated in the loan agreements (representing the strike price of the hedging instrument), which when added to the 350 basis points established in the loan agreements and the related hedge contract, results in a maximum interest rate of 10.50%. The effective date of the hedge begins in the fourth year of the related debt agreement and extends to the end of the term of the debt. This hedge applies to both credits issued by Banamex and by HSBC. The Company paid a premium of Ps. 14,667 in December 2009. The Company determined the effectiveness of the cash flow hedge based on its intrinsic value, which at December 31, 2009, was zero, for which reason the fair value of the hedge represents the time value of the instrument and is recognized directly through consolidated results for Ps. 1,020; no amounts have been recognized through other comprehensive income.

At December 31, 2009, details of the hedging instrument are as follows:

Year	Notional amount		Start date of the hedging instrument	Maturity date	Interest rate	Maximum interest rate	Fair Value
2009	Ps.	82,145	December 2012	December 2016	TIIE+350 bp	10.50%	Ps.	2,988
2010		290,109	January 2013	January 2017	TIIE+350 bp	10.50%		10,659

Total	Ps.	372,254					Ps.	13,647

14.	Employee benefits

The liability for employee benefits at December 31 was as follows:

	2009		2008
Termination benefits:
Seniority premiums	Ps.	2,087	Ps.	1,695
Severance payments at the end of the work relationship		6,435		5,580
Retirement benefits:
Seniority premiums		2,809		2,431
Severance payments at the end of the work relationship		23,827		15,415

	Ps.	35,158	Ps.	25,121

The Company provides seniority premium benefits to its employees, which consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. Additionally, the Company pays severance at the end of the work relationship, in some circumstances. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

a.	Termination benefits—The net cost of the period for the obligations derived from termination benefits in 2009 and 2008, both from seniority premiums and severance payments at the end of the work relationship, was Ps. 4,187 and Ps. 7,643, respectively, which includes Ps. 2,940 and Ps. 4,211, respectively, of paid benefits during the period.

Unrecognized items related to termination benefits will be amortized in three years.

b.	Retirement benefits—Seniority premiums—The net cost (income) of the period for the obligations derived from seniority premiums was Ps. 378, (Ps. 14) and Ps. 526 in 2009, 2008, and 2007, respectively. Other disclosures required by financial reporting standards are considered to be immaterial.

c.	Retirement benefits—Severance payments at the end of the work relationship—The present values of these obligations and the rates used for their calculations at December 31 were as follows:

	2009		2008
Vested benefit obligation	Ps.	1,151	Ps.	930
Nonvested benefit obligation		33,998		31,002

Defined benefit obligation		35,149		31,932
Unamortized items:
Past service costs and changes to the plan		(15,179)		(18,062)
Unrecognized actuarial gains and losses		3,857		1,545

		(11,322)		(16,517)

Net projected liability	Ps.	23,827	Ps.	15,415

Nominal rates used in actuarial calculations were as follows:

	2009	2008
Discount of the projected benefit obligation at present value	8%	8%
Increase in salaries	5%	5%

Amortization period for past services is five years.

The net cost of the period is composed of the following:

	2009		2008		2007
Service cost of the year	Ps.	2,963	Ps.	2,907	Ps.	3,431
Financial cost of the year		2,568		2,384		1,228
Past service costs and changes to the plan		2,881		2,883		1,738

	Ps.	8,412	Ps.	8,174	Ps.	6,397

Changes to the present values of the defined benefit obligation are as follows:

	2009		2008
Present value of defined benefit obligation as of January 1	Ps.	31,932	Ps.	29,548
Service cost		2,963		2,907
Interest cost		2,568		2,384
Actuarial gain on the obligation		(2,314)		(2,907)

Present value of defined benefit obligation as of December 31	Ps.	35,149	Ps.	31,932

d.	Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 3,873 in 2009 and Ps. 4,024 in 2008.

15.	Bank loans

a.	As mentioned in Note 1.b, on August 31, 2007 the Company entered into an unsecured credit agreement with Banamex for a total of Ps. 1,214,000, which such funds were disbursed as follows.

•

On September 7, 2007, the Company borrowed the first available tranche of Ps. 600,000 under its loan from Banamex as follows: the Los Cabos airport borrowed Ps. 330,000, the Puerto Vallarta airport borrowed Ps. 193,000, the Hermosillo airport borrowed Ps. 44,000 and the Guanajuato airport borrowed Ps. 33,000.

•

On January 30, 2008, the Company borrowed the second available tranche of Ps. 344,000 as follows: the Los Cabos airport borrowed Ps. 273,000, the Guanajuato airport borrowed Ps. 28,000, the Puerto Vallarta airport borrowed Ps. 26,000 and the Hermosillo airport borrowed Ps. 17,000.

•

On January 30, 2009, the Company borrowed the third available tranche of Ps. 270,000 as follows: the Los Cabos airport borrowed Ps. 202,000, the Hermosillo airport borrowed Ps. 41,000, the Guanajuato airport borrowed Ps. 19,000 and the Puerto Vallarta airport borrowed Ps. 8,000.

The borrowings under the agreement mature in seven years from the date of the borrowing and bear fixed interest at a rate of 8.52% on unpaid balances. Interest payments and amortization of principal are required to be made in 28 equal and consecutive quarterly payments.

b.	As mentioned in Note 1.b, on December 9, 2009, the Company entered into contracts for unsecured credit agreements with Banamex and HSBC receiving funds for Ps. 325,723 from each institution, totaling Ps. 651,446. The loans bear interest at a variable TIIE rate plus 350 basis points and require quarterly principal and interest payments for a period of seven years. The loans will be disbursed in two tranches and funds will be used to fulfill investment commitments. The total amount of the loans will be distributed in the following amounts to the following airports: Guadalajara for Ps. 343,090, Puerto Vallarta for Ps. 168,478, Guanajuato for Ps. 76,030 and Hermosillo for Ps. 63,848.

During December 2009, the first tranche was disbursed for Ps. 96,994 for Guadalajara, Ps. 26,982 for Guanajuato and Ps. 19,778 for Hermosillo. The second tranche will be disbursed no later than February 28, 2010.

In connection with this loan, the Company entered into a hedge with Banamex, as explained in Note 13.

c.	Outstanding borrowings as of December 31, 2009 mature as follows:

Year	Amount
2010	Ps.	193,965
2011		193,965
2012		193,965
2013		193,965
2014		172,536
Thereafter		101,572

	Ps.	1,049,968

d.	At December 31, 2009, bank loans are payable by the following subsidiaries:

Airport	Current		Long-Term		Total
Guanajuato	Ps.	15,283	Ps.	72,056	Ps.	87,339
Guadalajara		13,856		83,138		96,994
Hermosillo		17,397		81,594		98,991
Puerto Vallarta		32,429		125,179		157,608
Los Cabos		115,000		494,036		609,036

Total	Ps.	193,965	Ps.	856,003	Ps.	1,049,968

e.	The loan agreement limits the use of the resources to the financing of capital expenditures and working capital of the Company, prohibits the merger of the Company (or any of its subsidiaries) with any other company, prohibits the sale or transfer of assets in an amount greater than Ps. 1,000, without previous authorization from the creditors and requires the Company to maintain certain financial ratios; in addition, in the case the airports are unable to fulfill their commitment under the credit agreement, dividends cannot be declared. As of December 31, 2009, the Company is in compliance with the covenants stipulated by the credit agreement.

16.	Stockholders’ equity

a.	At December 31, 2009, 2008 and 2007, common stock consists of the following:

	Number of Shares	Nominal Value		Restatement Effect		Total
Fixed Capital
Series B	476,850,000	Ps.	13,616,849	Ps.	7,075,955	Ps.	20,692,804
Series BB	84,150,000		2,402,974		1,248,698		3,651,672

Total	561,000,000	Ps.	16,019,823	Ps.	8,324,653	Ps.	24,344,476

Series “BB” shares, which may represent up to 15% of capital stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

The restatement effect included in the table above refers solely to the recognition of the comprehensive effects of inflation on stockholders’ equity from inception of the Company through December 31, 2007 as required by Bulletin B-10, Comprehensive Effects of Inflation on Financial Information, of MFRS.

NIF B-10, Effects of Inflation, replaced Bulletin B-10 when it became effective on January 1, 2008. NIF B-10 prohibits the recognition of inflationary effects when the cumulative inflationary rate for the preceding three years is less than 26%. Because cumulative inflation in Mexico for the three years preceding 2008 and 2009 was less than 26%, the Company discontinued recognition of the effects of inflation beginning January 1, 2008.

b.	In an Ordinary General Stockholders’ Meeting held on April 19, 2007, the stockholders declared cash dividends in the amount of Ps. 1,171,616 (Ps. 1,140,000 nominal pesos), which were paid on two different dates, Ps. 837,655 (Ps. 815,000 nominal pesos) on May 18, 2007 and Ps. 333,961 (Ps. 325,000 nominal pesos) on October 31, 2007.

c.	On January 1, 2008, and as a consequence of the adoption of NIF D-3, Employee Benefits, the Company recognized the cumulative initial effect of deferred statutory employee profit sharing of Ps. 1,320 (Ps. 951, net of income tax effects) in retained earnings.

d.	In an Ordinary General Stockholders’ Meeting held on April 28, 2008, the stockholders declared cash dividends in the amount of Ps. 1,122,000, which were paid on two different dates, Ps. 864,000 on May 12, 2008 and Ps. 257,485 on October 31, 2008. The remaining amount of Ps. 515 was not paid as it was originated from the stocks repurchased that the Company had on the date the dividend was paid.

In an Ordinary General Stockholders’ Meeting held on April 28, 2008, the stockholders approved a buy back stock program up to a maximum amount of Ps. 55,000 in accordance with the Securities Market Law, to be executed as the Company’s management determines it is convenient or necessary. As of December 31, 2008, the Company has repurchased 1,720,000 shares for a cumulative amount of Ps. 44,227, which represents 0.30% of the outstanding shares. At December 31, 2008, the market value of the shares was Ps. 31.46 per share. The calculation of weighted average shares outstanding includes the effect of the repurchased shares during 2008.

e.	In an Ordinary General Stockholders’ Meeting held on April 28, 2009, the stockholders approved an increase to the buy back stock program to get up to a maximum amount of Ps. 864,265 in accordance with the Securities Market Law, to be executed as the Company’s management determines it is convenient or necessary. During 2009, the Company repurchased 360,000 shares, which when added to shares repurchased during 2008, totaled 2,080,000 shares for a cumulative amount of Ps. 54,475, which represented 0.37% of the outstanding shares. These shares were relocated in the market in 2009 for Ps. 53,712, at a loss of Ps. 248, recorded in retained earnings, net of the dividend received of Ps. 515. The calculation of weighted average shares outstanding includes the effect of the repurchased and relocated shares during 2009 and 2008.

In the General Stockholders’ Meeting held on April 28, 2009, the stockholders declared cash dividends in the amount of Ps. 1,200,000, of which Ps. 870,000 were paid on May 25, 2009 and Ps. 330,000 were paid on November 3, 2009.

f.	The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2009, 2008 and 2007, the legal reserve, in nominal pesos, was Ps. 344,275, Ps. 267,129 and Ps. 196,988, respectively, amounts that represent 2.1%, 1.7% and 1.2% of the nominal value of capital stock, respectively.

g.	Dividends paid to non-resident holders with respect to Series “B” shares and American Depositary Shares (“ADS’s”, unit ownership of U.S. stockholders) are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to ISR will be subject to a corporate level dividend tax calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid or against the ISR of the two fiscal years following the date in which the dividend was paid.

h.	The balances of stockholders’ equity tax accounts as of December 31 were as follows:

	2009		2008		2007
Contributed capital account	Ps.	26,847,527	Ps.	25,934,170	Ps.	24,344,476
Net tax income account		1,006,911		1,212,459		982,009

Total	Ps.	27,854,438	Ps.	27,146,629	Ps.	25,326,485

17.	Foreign currency balances and transactions

a.	At December 31, the foreign currency monetary position was as follows:

	2009		2008
Thousands of U.S. dollars:
Monetary assets:
Cash and cash equivalents		886		4,207
Financial investments held for trading purposes		21,413		20,330
Trade accounts receivable		3,080		4,667

		25,379		29,204
Monetary liabilities:
Suppliers		1,021		1,019
AMP, related party		532		—

		1,553		1,019

Net monetary asset position		23,826		28,185

Equivalent in Mexican pesos	Ps.	311,137	Ps.	381,581

b.	Transactions denominated in foreign currency were as follows:

	2009	2008	2007
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	22,389	27,849	24,627

Revenues for recovery expenses	500	100	87

Technical assistance fee	4,996	4,992	4,796

Import purchases, technical assistance and other expenses	3,234	2,468	3,119

c.	The exchange rates in effect at the dates of the consolidated balance sheets and the date of the related report of the independent registered public accounting firm were as follows:

	December 31,			March 8, 2010
	2009	2008	2007
Mexican pesos per one U.S. dollar (see Note 3.s)	Ps.13.0587	Ps.13.5383	Ps.10.8662	Ps.12.7182

18.	Transactions with related parties

Transactions with related parties, carried out in the ordinary course of business, were realized at prices comparable to those for transactions with independent parties and were as follows:

	2009		2008		2007
AMP, related party
Expenses:
Technical assistance fees	Ps.	111,721	Ps.	118,226	Ps.	125,857

Services received	Ps.	6,007	Ps.	362	Ps.	287

AENA Desarrollo Internacional, S.A., related party
Expenses:
Services received	Ps.	2,008	Ps.	9,928	Ps.	325

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, with the approval of the stockholders’ meeting, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series “B” shares other than AMP or any party related to AMP.

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

AMP is also entitled to the refund of expenses incurred in the rendering of the services provided for in the agreement.

The total amounts paid to executive officers were as follows:

	2009		2008		2007
Benefits paid	Ps.	19,883	Ps.	17,924	Ps.	15,950
Indemnification payments		—		—		329

Total	Ps.	19,883	Ps.	17,924	Ps.	16,279

19.	Other (expense) income

a.	The total amounts are comprised as follows:

	2009		2008		2007
PTU	Ps.	(599)	Ps.	(67)	Ps.	(1,569)
(Loss) gain on sale of fixed assets		(6,859)		(4,480)		2,055
Gain from a judicial resolution		—		8,000		—
Donations		—		—		(5,000)
Repairs due to natural disasters		(3,829)		—		—
Other		(423)		4,090		2,162

	Ps.	(11,710)	Ps.	7,543	Ps.	(2,352)

b.	PTU is comprised as follows:

	2009		2008		2007
PTU:
Current	Ps.	(1,759)	Ps.	(3,664)	Ps.	(1,569)
Deferred		1,160		3,597		—

	Ps.	(599)	Ps.	(67)	Ps.	(1,569)

c.	Deferred PTU as of December 31, 2009 and 2008, was originated by provisions for employee benefits and other accounts payable, which amounts to Ps. 6,077 and Ps. 4,917, respectively.

20.	Income taxes

Mexican companies are subject to a dual tax system comprised of ISR and IETU.

ISR—Rate was 28% for 2009, 2008, 2007 and will be 30% for years 2010 to 2012, 29% for 2013 and 28% for 2014 and thereafter.

Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated in each year. The IETU rate was 16.5% in 2008 and 17% in 2009, and will be 17.5% as of 2010 and thereafter. The Asset Tax Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law.

The income tax expense in the year is paid based on the higher of ISR and IETU.

According to its financial projections and in accordance with Interpretation of Financial Reporting Standards (“INIF”) 8, Effects of the Business Flat Tax, the Company determined that it will pay ISR. Therefore, the Company recognizes deferred ISR, except for Corsa and Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), which essentially will pay IETU.

a.	Recoverable income taxes paid on dividends

In 2007, the Guadalajara airport deducted Ps. 23,022 of ISR paid on dividends in 2006 against its 2006 annual tax return. Subsequently, the tax authorities refused the deduction, arguing it was incorrect. At December 31, 2009 and after several legal proceedings, the authority continues to reject the position taken by the Company, for which reason the Company will appeal the resolution in 2010. Although no assurance can be provided, according to its legal counsel, the Company considers that it has sufficient elements to obtain a favorable outcome.

In 2008, the Aguascalientes, La Paz, Mexicali and Morelia airports paid dividends which generated income tax on dividends and a recoverable income tax asset of Ps. 8,470. The Company’s management estimates that this amount will not be recoverable within the time limit, and thus reserved the asset.

In 2009, the Aguascalientes and Morelia airports paid dividends which generated income tax on dividends of Ps. 933. The Company’s management estimates that this amount will not be recoverable within the time limit, and thus reserved the asset.

During 2009 the Company requested from the Secretaría de Hacienda y Crédito Público (the “Mexican Treasury Department”), for the Guadalajara, Puerto Vallarta, Los Cabos and Tijuana airports, confirmation of the criteria with respect to the application of Article 11 of the Income Tax Law (the “ISR Law”) to ISR paid on dividends paid. The Company obtained positive confirmation, except with respect to the Guadalajara airport as mentioned above, that the mechanism in Article 10 of the ISR Law, which is being applied by the Company, establishes that ISR paid on dividends is creditable against current ISR of the year in which the dividends are paid and the subsequent two years, prior to the crediting of monthly provisional ISR payments from the same year, thereby establishing technical merits for the recovery of the amount at the Guadalajara airport.

b.	Recoverable taxes

In 2003, the Company filed a request with the tax authorities regarding the confirmation of the criteria with respect to the basis that the Company could use to calculate asset tax. The Company requested that such calculation, based on the interpretations of tax law as published by the Mexican Treasury Department, should only take into account the amount effectively paid by AMP for the shares of the Company that was reflected in the assets in each concession acquired through the bidding process.

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

During 2007, the Company received a refund of Ps. 146,407 (nominal pesos). The remaining amount of Ps. 62,156 which corresponds to amounts from years 2002, 2003, 2005 and 2006 (2005 and 2006 corresponding only to the Hermosillo airport) has been denied by the tax authorities. Accordingly, the Company filed a judicial annulment in order to obtain a favorable resolution. As a result of these annulment proceedings, the Company received favorable resolutions for the Los Mochis, Aguascalientes and La Paz airports. Unfavorable resolutions were received for the Morelia and Manzanillo airports. With respect to the Manzanillo airport, the legal proceeding is still open to determine if any refund of interest applies. Proceedings are still pending resolution for the Hermosillo airport. Given the resolutions received as mentioned above, amounts were either further reserved or were received, such that as of December 31, 2009, the remaining amount is Ps.42,789. In the opinion of the Company and its legal counsel, an unfavorable outcome is considered remote.

As of December 31, 2009 the judicial annulment for the remaining six airports was still pending resolution. In opinion of the Company and its legal counsel, the Company considers it has sufficient technical merits to obtain a favorable resolution.

c.	Income tax expense consists of the following:

	2009		2008		2007
ISR:
Current	Ps.	359,553	Ps.	431,295	Ps.	464,342
Deferred		(211,778)		(324,915)		(229,601)
Deferred ISR due to tax rate increases		(8,967)		—		—
Cancellation of recoverable income tax		933		8,470		42,836
IETU:
Current		9,943		8,136		—
Deferred		(8,510)		6,253		—
Deferred IETU due to tax rate increases		(257)		386		—

	Ps.	140,917	Ps.	129,625	Ps.	277,577

d.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes for the years ended December 31 is shown below:

	2009	2008	2007
Statutory rate	28%	28%	28%
Effect of tax rate increase	(1)%	—	—
Effects of inflation	(20)%	(29)%	—
Effects of cancellation of recoverable income tax	—	1%	3%
Effect of recovery of tax on assets originated from enactment of IETU	—	—	(17)%
Change in valuation allowance	4%	8%	3%

Effective rate	11%	8%	17%

e.	At December 31, the main items comprising the deferred income tax asset are:

	2009		2008
Deferred ISR asset (liability):
Allowance for doubtful accounts	Ps.	37,297	Ps.	27,806
Airport concessions and rights to use airport facilities		917,969		481,828
Machinery, equipment and improvements on leased buildings		29,790		19,011
Improvements to concession assets		75,512		42,930
Capitalized comprehensive financing result		(11,688)		(5,736)
Embedded derivatives		(4,929)		(11,719)
Hedging derivative financial instrument		295		—
Employee benefits		5,639		10,809
Other provisions		—		355

Deferred ISR		1,049,885		565,284
Effect of tax loss carryforwards		232,132		431,394
Valuation allowance for tax loss carryforwards		(211,760)		(163,796)

Net long-term deferred ISR asset		1,070,257		832,882

Deferred IETU asset (liability):
Employee benefits		7,883		2,740
Accounts receivable and payable—net		(2,234)		—
Machinery and equipment		(3,522)		(9,380)

Net long-term deferred IETU liability		2,127		(6,640)

Net long-term deferred income tax asset	Ps.	1,072,384	Ps.	826,242

For the computation of the deferred income tax asset as of December 31, 2009 and 2008, the Company applied to temporary differences the applicable rates according to their estimated date of reversal. The result derived from the application of different rates is presented in the captions of deferred ISR due to tax rate increase and deferred IETU due to tax rate increases in the table of tax provisions above.

f.	As a result of the enactment of IETU, the Company has ten years, beginning in 2008, to recover, under specific circumstances, existing asset tax credit carryforwards paid in the last ten years, limited to 10% per year. The IETU Law established a mechanism to recover existing asset tax credit carryforwards that ultimately benefited the Company. Based on these changes which resulted in the Company’s ability to recover tax on assets that was previously determined to be unrecoverable, coupled with the Company’s financial projections from 2010 – 2017, as of December 31, 2009, the Company recognized recoverable tax on assets paid in previous years of Ps. 396,240, comprised of Ps. 309,578 (nominal pesos) and Ps. 86,662 of inflationary effects through December 31, 2009.

In 2009, based on the Company’s financial projections for the following eight years, mainly as a result of the deterioration in projected results for the Tijuana airport, the Company increased the valuation allowance by Ps. 15,875. The actual amount of recoverable tax on assets paid in previous years amounts to Ps. 646,316. However, according to tax on asset (through 2007) and IETU laws, the recovery against income tax of the amount of tax on assets paid in the last ten years is limited to 10% per year. Therefore, the Company recognized a valuation allowance of Ps. 250,076, which results in net recoverable tax on assets of the following:

	Recoverable tax on assets for year 2009		Recoverable tax on assets from 2010 to 2017		Total
Guanajuato	Ps.	520	Ps.	3,202	Ps.	3,722
Guadalajara		15,315		107,441		122,756
Puerto Vallarta		2,254		11,583		13,837
Tijuana		10,702		245,223		255,925

Total	Ps.	28,791	Ps.	367,449	Ps.	396,240

At December 31, the recoverable tax on assets is comprised as follows:

	2009		2008
Recoverable tax on assets paid	Ps.	646,316	Ps.	668,200
Valuation allowance for recoverable tax on assets paid		(250,076)		(226,120)

Recoverable tax on assets	Ps.	396,240	Ps.	442,080

g.	Additionally, the Company has generated Ps. 829,041, of net operating loss carryforwards. However, based on its financial projections, the Company expects that only those net operating loss carryforwards at the Aguascalientes and Morelia airports will be recoverable, which results in net operating loss carryforwards of Ps. 72,757 as of December 31, 2009 based on future ISR projections. As permitted by the Mexican tax authorities for concession operations, all tax loss carryforwards expire in 2048.

21.	Commitments

a.	The Company has leased office space under one five-year operating lease agreement, which was renewed in February 2008. The respective monthly rental payments is U.S.$ 36,200. Base rent is subject to increases according to the NCPI and the CPI.

Lease expense was Ps. 5,068, Ps. 4,717 and Ps. 4,746 for the years ended December 31, 2009, 2008, and 2007, respectively.

b.	On December 28, 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010-2014. The table below shows the investments to be made during this period, as approved by the SCT:

Year	Amount
2010	Ps.	553,904
2011		989,456
2012		562,217
2013		411,349
2014		253,731

	Ps.	2,770,657

Amounts set forth above are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2007, and have to be expressed using factors derived from the National Construction Price Index at the time of their execution.

22.	Contingencies

a.	Several municipalities have filed real estate tax claims against some subsidiary airports related to the land where the airports operate. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or results of operations.

In the case of the Mexicali airport, claims have been filed for Ps. 89,000 (nominal pesos), which is guaranteed with an encumbrance on 25% of the daily revenues from the operation of the parking lot at the airport generated from November 2004 until September 24, 2008. The cumulative amount of such encumbrances is Ps. 6,300 (nominal pesos). During 2008, the Company received a favorable resolution in the ultimate instance. Accordingly, the Company has claimed a refund for this amount which is still pending payment.

On June 8, 2005, the Tijuana airport received a second municipal real estate tax claim of Ps. 146,442 (nominal value). On February 9, 2006, a bailment contract was issued on behalf of the airport for Ps. 141,770 (nominal pesos) in order to release the encumbrance. In March 2008, the Tribunal declared the annulment of the tax claim, but upheld, however, the right for the municipal authorities to claim real estate taxes over commercial areas. The Company filed a legal proceeding against the resolution, but only for the decision of the court to maintain the right of the municipal authorities to claim real estate taxes over commercial areas. As the Tribunal declared the original tax claim null and void, the bailment was cancelled during 2008.

b.	In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, which was a rural property owned by a group of farmers (“Ejido”). The farmers have raised claims against the indemnity payments received from the Mexican Government. One such claim demands reversal of the land expropriation. While such claims are not actually against the Company, a favorable ruling on the return of the land might disrupt the current airport operation. According to the concession terms, access by the Company to land assigned to concessionaires is guaranteed. Therefore, the Company believes, although no assurance can be given, that the Mexican Government would be liable for any operational disruption caused by the farmers and would have to restore the concessionaire rights of use of public property. During 2008, the Ejido received an unfavorable resolution, which it appealed. As of the date of these financial statements, the Ejido received a favorable resolution. This resolution may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido, although the Company believes such situation to be remote. Notwithstanding, the Company believes it has legal elements to appeal an adverse resolution. Additionally, the Mexican Government is required to reimburse any economic damage to the airport. In opinion of the Company and its legal counsel, the Company considers an unfavorable outcome to be remote.

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these consolidated financial statements, the Company does not have any environmental sanctions against it.

d.	In 2002, the Company settled a dispute with ASA related to administrative services provided to the Company during 1999. As a result of the settlement, the Company recorded a liability of Ps. 70,924 during 2002, which was paid to ASA during 2003. The Company considered these fees deductible for fiscal year 2003 and accordingly, on February 18, 2003, filed a request with the Mexican Treasury Department to confirm that such tax treatment was appropriate, regardless of the fact that the settlement took place in 1999.

As a result of a denial of the Company’s request by the Mexican Treasury Department, the Company filed for appeals at each airport. As of December 2009, the Company has received favorable sentences at the Guanajuato, Guadalajara, La Paz, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo airports. However, at the Aguascalientes and Morelia airports, the Company has received unfavorable sentences received in the ultimate instance. The remaining airports are pending resolution.

e.	The users of airports, principally airlines, have been subject to increased costs following the events of September 11, 2001 in addition to the events on December 26, 2009 in Detroit, Michigan. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of the Company’s international flights involve travel to the U.S., the Company may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican Government, being part of the International Civil Aviation Organization (“OACI”), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The new process is expected to require the installation of new screening equipment, which the Company will be required to purchase and operate. Despite the fact that the Company has executed a contract with Rapiscan for the acquisition and construction of security equipment, the Company could be required to undertake significant additional capital expenditures and ongoing operating expenses. This could restrict the Company’s liquidity and adversely affect its operating results. In addition, the Company may be exposed to a higher risk of liability as a result of the requirement to directly operate this equipment.

f.	During 2006, Grupo de Ingeniería Universal, S.A. de C.V. (“GIUSA”), a contractor that carried out specific work at the Guadalajara airport, filed a lawsuit against such airport, claiming non-compliance with the contract and other related agreements, as well as the payment of approximately Ps. 43,000 and other unquantified benefits. The Company obtained a favorable sentence in first instance, which was appealed by GIUSA, and again, resulted in a favorable sentence for the Company. Therefore, GIUSA filed a second appeal against the sentence, which is still pending resolution. Although no assurance can be provided, according to its legal counsel, the Company considers that it has sufficient elements to obtain a favorable outcome and believes an unfavorable outcome to be remote.

g.	Currently, the Mexican Treasury Department carried out tax audits at certain of the Company’s airports. As a result of such audits, the Mexican Treasury Department claimed that the Aguascalientes, La Paz, Mexicali and Morelia airports incorrectly applied the fiscal amortization rates with respect to the value of their respective concessions. The Company has filed administrative proceedings rejecting the claims made by the tax authority and defending its original position. With respect to the Aguascalientes airport, the authority determined a fine of Ps. 1,733, which will be paid by the airport, in addition to it presenting its appeal with respect to the claim and subsequently requesting a refund of this fine. In opinion of the Company and its legal counsel, the Company considers that it has sufficient elements to obtain a favorable outcome and believes an unfavorable outcome to be remote.

23.	Information by industry segment

The Company determines and evaluates its airports individual performances before allocating personnel-related costs and other costs incurred by SIAP, the subsidiary relating to the Company’s senior management. All airports provide similar services to their customers. The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports. The financial information relating to the remaining six airports was combined and included under “Other Airports”. The financial information regarding SIAP, Corsa, Parking and the Company’s own operations, including its equity method under “Total intersegment revenues”, was combined and included under “Other Companies”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2009	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Guanajuato		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,115,670	Ps.	422,710	Ps.	527,723	Ps.	566,593	Ps.	151,857	Ps.	148,654	Ps.	333,033	Ps.	—	Ps.	—	Ps.	3,266,240
Total intersegment revenues		—		—		—		—		—		—		—		1,448,981		(1,448,981)		—
Income from operations		536,249		101,092		257,722		333,171		33,280		40,284		(31,557)		1,211,147		(1,187,526)		1,293,862
Interest income (expense)		42,813		32,481		(213)		7,230		521		3,337		20,188		3,422		—		109,779
Income tax		58,347		(14,883)		30,572		64,557		(6,413)		(1,684)		691		9,730		—		140,917
Total assets		9,256,323		5,467,182		3,723,717		3,345,732		1,487,365		1,289,479		3,556,370		26,903,577		(26,647,830)		28,381,915
Total liabilities		263,194		81,077		218,763		696,105		128,148		112,910		300,384		132,332		(331,552)		1,601,361
Capital expenditures in productive assets		112,905		70,814		35,718		72,782		57,904		44,940		143,018		4,033		—		542,114
Investment in productive assets		7,660,694		4,440,295		3,292,758		2,674,215		1,263,848		1,085,670		3,208,036		59,101		(69)		23,684,548
Depreciation and amortization for the year		258,058		139,434		114,682		88,328		42,483		39,700		129,029		17,121		—		828,835

December 31, 2008	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Guanajuato		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,163,847	Ps.	465,185	Ps.	585,226	Ps.	585,935	Ps.	156,487	Ps.	177,688	Ps.	356,416	Ps.	—	Ps.	—	Ps.	3,490,785
Total intersegment revenues		—		—		—		—		—		—		—		1,822,620		(1,822,620)		—
Income from operations		575,297		142,702		299,812		354,056		36,921		61,299		(34,747)		1,570,204		(1,557,498)		1,448,046
Interest income (expense)		37,189		30,544		3,323		18,185		4,152		8,566		11,884		(8,290)		—		105,553
Income tax		18,050		29,031		25,492		70,588		(15,362)		(2,282)		(14,735)		18,843		—		129,625
Total assets		9,238,844		5,443,557		3,796,211		3,459,527		1,452,054		1,373,326		3,567,502		26,818,388		(27,007,715)		28,141,694
Total liabilities		151,217		61,526		250,760		649,708		80,039		91,963		175,114		167,810		(224,089)		1,404,048
Capital expenditures in productive assets		160,491		38,512		26,723		181,211		22,271		20,942		66,330		5,494		—		521,974
Investment in productive assets		7,837,861		4,522,001		3,374,334		2,715,120		1,248,481		1,099,570		3,204,686		71,541		(69)		24,073,525
Depreciation and amortization for the year		243,528		137,012		110,079		87,252		41,114		37,003		122,022		20,241		—		798,251

December 31, 2007	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Guanajuato		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,163,027	Ps.	477,779	Ps.	528,527	Ps.	556,151	Ps.	156,333	Ps.	192,119	Ps.	403,388	Ps.	—	Ps.	—	Ps.	3,477,324
Total intersegment revenues		—		—		—		—		—		—		—		1,641,300		(1,641,300)		—
Income from operations		624,150		172,894		282,790		336,934		45,378		84,413		38,334		1,411,707		(1,411,195)		1,585,405
Interest income (expense)		41,891		74,500		10,555		20,071		3,488		7,866		(4,054)		(1,511)		—		152,806
Income tax		194,180		(201,166)		85,904		97,920		12,712		25,364		60,036		2,627		—		277,577
Total assets		8,826,742		5,552,341		3,809,317		3,188,003		1,424,398		1,318,432		3,488,233		26,553,467		(26,634,656)		27,526,277
Total liabilities		135,693		51,628		287,839		473,698		63,489		57,312		143,654		179,431		(228,032)		1,164,712
Capital expenditures in productive assets		238,682		25,401		178,223		318,842		17,330		11,637		68,728		72,774		—		931,617
Investment in productive assets		7,866,395		4,592,237		3,444,813		2,542,834		1,255,484		1,092,634		3,224,221		87,315		(69)		24,105,864
Depreciation and amortization for the year		240,698		136,463		101,647		67,767		40,408		37,980		123,843		5,291		—		754,097

Productive assets are comprised of: Machinery, equipment and improvements to leased buildings, Improvements to Concession assets, Airport concessions, Rights of use of airport facilities, Other acquired rights and Other assets.

24.	Revenues

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

A price regulation system establishes a maximum rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2009, SCT authorized the Company’s maximum rates applicable for the period 2010-2014.

During the periods ended December 31, 2009, 2008 and 2007, the Company charged up to 99.8%, 99.2% and 99.7%, respectively, of the maximum rate.

Below is a detail of the Company’s revenues for the years ended December 31, 2009, 2008 and 2007 according to the General Law on Airports and its regulations. For presentation purposes, revenues from access fees charged to third party providers of complementary services are classified as airport services.

	2009		2008		2007
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	138,293	Ps.	146,728	Ps.	136,272
Charges for not canceling extended stay reservations		209		808		408
Parking on embarking/disembarking platform		97,971		100,263		94,193
Parking on extended stay or overnight platform		24,898		26,707		20,981
Passenger walkways and shuttle buses		19,676		18,222		23,318
Airport security charges		35,247		37,921		39,379
Airport real estate services to airlines:
Leasing of hangars to airlines		9,814		15,362		14,794
Leasing of shops, warehouses and stockrooms to airlines (operating)		3,565		4,204		4,085
Leasing of space and other terminal facilities to airlines within the terminal (operating)		28,924		32,659		34,716
Leasing of land and other surfaces to airlines outside the terminal (operating)		3,927		6,709		7,517
Leasing of check-in desks and other terminal space		13,184		18,653		21,223
Leasing of desks and other terminal space for ticket sale		7,286		7,736		7,590

Airport passenger services:
Domestic passenger charges		1,123,159		1,312,724		1,370,623
International passenger charges		966,540		965,591		968,456

Airport real estate services and rights of access to other operators		24,011		21,429		17,757

Complementary services:
Catering services		5,260		6,473		9,241
Other third-party ramp services rendered to airlines		10,600		14,548		18,724
Traffic and/or dispatch		19,305		19,340		18,882
Fuel supply or removal		2,765		2,443		2,352
Third-party airplane maintenance and repair		2,628		3,678		2,358

Total regulated revenues included in the maximum rate		2,537,262		2,762,198		2,812,869

Regulated revenues not included in the maximum rate:
Car parking charges		142,816		161,513		134,880
Recovery of cost over aeronautical services		10,394		11,577		11,938
Recovery of cost over non-aeronautical services		11,165		14,124		11,300

Total regulated revenues not included in the maximum rate		164,375		187,214		158,118

Total regulated revenues		2,701,637		2,949,412		2,970,987

	2009		2008		2007
Unregulated revenues
Commercial concessions(1):
Retail operations		60,646		64,450		58,301
Food and beverages		61,961		55,230		45,899
Duty free		43,406		44,694		36,700
VIP lounges		7,834		6,209		6,409
Financial services		10,805		8,514		6,348
Communications and networks		9,675		10,037		10,293
Car rentals		69,130		58,497		52,033
Advertising		5,268		12		—
Commercial leasing		32,794		40,119		34,483
Time sharing		87,952		73,282		71,594
Leasing of space to airlines and other complementary service providers (non-operating)		82,555		67,348		63,153

Revenues from sharing of commercial activities(1):
Retail operations		9,406		8,793		10,695
Food and beverages		11,001		18,121		20,912
Duty free		18,727		16,123		18,495
Financial services		1,279		469		333
Communications and networks		—		5		—
Car rentals		2,510		6,302		8,182
Advertising		4,518		6,280		2,686
Time sharing		349		327		296
Access fee for ground transportation		11,801		12,148		12,221
Non-airport access fees		24,884		36,844		38,049
Services rendered to ASA		184		159		67
Various commercial-related revenues		6,817		7,256		7,772
Others		1,101		154		1,416

Total unregulated revenues		564,603		541,373		506,337

Total revenues	Ps.	3,266,240	Ps.	3,490,785	Ps.	3,477,324

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

         Future minimum rentals as of December 31, 2009, are as follows:

Year	Amount
2010	Ps.	454,920
2011		326,462
2012		191,958
2013		119,471
2014		85,131
Thereafter		144,920

Total	Ps.	1,322,862

Amounts include contracts denominated in both Mexican pesos and U.S. dollars. The U.S. dollar denominated future minimum rentals were translated to Mexican pesos using the exchange rate applicable on December 31, 2009, which was a rate of Ps. 13.0576 Mexican pesos per U.S.$1.00.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2009, 2008 and 2007 are disclosed under the caption “Revenues from sharing of commercial activities”.

25.	Cost of services

Cost of services for the years ended December 31, was composed of the following:

	2009		2008		2007
Employee costs	Ps.	335,628	Ps.	363,417	Ps.	351,699
Maintenance		179,406		165,604		142,361
Safety, security and insurance		110,666		110,950		106,251
Utilities		91,267		113,078		90,307
Other		152,348		199,680		148,501

	Ps.	869,315	Ps.	952,729	Ps.	839,119

26.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, were composed of the following:

	2009		2008		2007
Depreciation	Ps.	82,455	Ps.	87,180	Ps.	81,299
Amortization		746,380		711,071		672,798

	Ps.	828,835	Ps.	798,251	Ps.	754,097

27.	New accounting principles not yet in effect

As part of its efforts to converge Mexican standards with international standards, in 2009, the Mexican Board for Research and Development of Financial Information Standards (“CINIF”) issued the following NIFs and INIFs, which may be applicable to the Company and become effective as follows:

a.	For fiscal years beginning on January 1, 2010:

•	NIF C-1, Cash and Cash Equivalents

•	Improvements to NIFs for 2010:

NIF B-1, Accounting Changes and Correction of Errors

NIF B-2, Statement of Cash Flows

NIF B-7, Business Acquisitions

NIF C-7, Investments in Associated Companies and Other Permanent Investments

NIF C-13, Related Parties

•	INIF 14, Construction Contracts, Sale of Real Property and Rendering of Related Services

•	INIF 17, Service Concession Contracts

Some of the most important changes established by these standards are:

NIF C-1, Cash and Cash Equivalents, changes the “cash” concept to be consistent with the definition in NIF B-2, Statement of Cash Flows, and introduces definitions for restricted cash, cash equivalents and readily available investments.

Improvements to NIFs for 2010—The main improvements generating accounting changes that must be recognized retroactively are:

NIF B-1, Accounting Changes and Correction of Errors—Requires further disclosures when an entity applies a particular Standard for the first time.

NIF B-2, Statement of Cash Flows—Requires recognition of the effects of fluctuations in exchange rates used for translating cash in foreign currencies, and changes in fair value of cash in the form of precious metal coins, and other cash items, at fair value, in a specific line item.

NIF B-7, Business Acquisitions—Permits recognition of intangible assets or provisions in a business acquisition for a contract whose terms and conditions are favorable or unfavorable with respect to market, only when the acquired business is the lessee in an operating lease. This accounting change should be recognized retroactively for acquisitions made on or after January 1, 2009.

NIF C-7, Investments in Associated Companies and Other Permanent Investments—Modifies how the effects derived from increases in equity percentages in an associated company are determined. It also establishes that the effects due to an increase or decrease in equity percentages in associated companies should be recognized under equity in income (loss) of associated companies, rather than in the non-ordinary line item within the statement of income.

NIF C-13, Related Parties—Requires that, if the direct or ultimate controlling entity of the reporting entity does not issue financial statements available for public use, the reporting entity should disclose the name of the closest, direct / indirect, controlling entity that issues financial statements available for public use.

INIF 14, Construction Contracts, Sale of Real Property and Rendering of Related Services—is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and requires segregation of the different components of the contracts in order to define whether the contract refers to construction of real property, sale of real property, or rendering related services, and establishes the rules for recognizing revenue and related costs and expenses, based on the different elements identified in the contract. INIF 14 provides guidance for the appropriate use of the percentage-of-completion method for revenue recognition.

INIF 17, Service Concession Contracts—is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and establishes that, when the infrastructure of the service concession contracts falls within the scope of this INIF, it should not be recognized under property, plant and equipment. It also establishes that when the operator renders construction or improvement services, as well as operating services under the same contract, revenues should be recognized for each type of service, based on the fair value of the consideration received at the time the service is rendered. When amounts are clearly identified and, after they are quantified, the applicable revenue recognition criterion should be followed, taking the nature of the service rendered into consideration. INIF 17 also establishes that, when the operator renders construction or improvement services, both revenues and the associated costs and expenses should be recognized under the percentage-of-completion method and consideration received, or receivable, should be recognized, initially, at fair value. Revenues from operating services should be recognized as the services are rendered, considering supplemental application of International Accounting Standard 18, Revenue.

b.	For fiscal years that begin on January 1, 2011:

•	NIF B-5, Financial Segment Information, and

•	NIF B-9, Interim Financial Information

Some of the most important changes established by these standards are:

NIF B-5, Financial Segment Information—Uses a managerial approach to disclose financial information by segments, as opposed to Bulletin B-5, which also used a managerial approach but required that the financial information be classified by economic segments, geographical areas, or client groups. NIF B-5 does not require different risks among business areas in order to separate them. It allows areas in the preoperating stage to be classified as a segment, and requires separate disclosure of interest income, interest expense and liabilities, as well as disclosure of the entity’s information as a whole with respect to products, services, geographical areas and major customers. Like the previous Bulletin, this Standard is mandatory only for public companies or companies in the process of becoming public.

NIF B-9, Interim Financial Information—As opposed to Bulletin B-9, this Standard requires presentation of the statement of changes in stockholders’ equity and statement of cash flows, as part of the interim financial information. For comparison purposes, it requires that the information presented at the closing of an interim period contain the information of the equivalent interim period of the previous year, and in the case of the balance sheet, presentation of the previous years’ annual balance sheet.

At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

International Financial Reporting Standards

On January 2009, the Mexican Securities and Banking National Commission (the “CNBV”) issued an amendment to the Omnibus Issuers’ circular to incorporate a mandatory ruling that establishes that all financial statements of entities issued with the CNBV must comply with International Financial Reporting Standards beginning 2012. Earlier application is allowed.

28.	Differences between MFRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”)

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from U.S. GAAP.

The principal differences between MFRS and U.S. GAAP and the effects on the consolidated net income and consolidated stockholders’ equity of the Company are presented below with an explanation of the adjustments.

	For the years ended December 31,
Reconciliation of net income	2009		2008		2007
Net income according to MFRS	Ps.	1,199,444	Ps.	1,540,842	Ps.	1,402,819
U.S. GAAP adjustments
(i) Amortization of the cost of airport concessions		431,510		431,510		431,510
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(27,779)		(27,779)		(27,779)
(iii) Deferred fees for technical assistance services		(39,618)		60,938		(25,762)
(iv) Recognition of the fair value of embedded derivative instruments		(9,191)		72,319		3,374
(v) Start-up costs		4,010		4,010		2,673
(vi) Legal gain contingency		—		12,358		—
(vii) Recoverable income taxes		—		—		83,411
(x) Cancellation of deferred statutory employee profit sharing		(1,160)		(3,597)		—
(xi) Employee labor obligations		2,012		6,991		1,738

Total U.S. GAAP adjustments before the effect of deferred income taxes		359,784		556,750		469,165
(viii) Deferred income taxes		(82,808)		(136,412)		(115,224)

Total U.S. GAAP adjustments		276,976		420,338		353,941

Net income according to U.S. GAAP	Ps.	1,476,420	Ps.	1,961,180	Ps.	1,756,760

	At December 31,
Reconciliation of stockholders’ equity	2009		2008
Stockholders’ equity according to MFRS	Ps.	26,780,554	Ps.	26,737,646

U.S. GAAP adjustments
(i) Initial cost of airport concessions (recorded to common stock under MFRS)		(20,993,434)		(20,993,434)
(i) Accumulated amortization of airport concessions		4,236,460		3,804,950
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(287,047)		(259,268)
(iv) Recognition of the fair value of embedded derivative instruments		(1,899)		7,292
(v) Start-up costs		(16,034)		(20,044)
(x) Cancellation of deferred statutory employee profit sharing		(6,077)		(4,917)
(xi) Employee labor obligations		(12,814)		(19,020)

Total U.S. GAAP adjustments before the effects of deferred income taxes		(17,080,845)		(17,484,441)

(viii) Deferred income taxes		4,811,068		4,894,597

Total U.S. GAAP adjustments		(12,269,777)		(12,589,844)

Stockholders’ equity according to U.S. GAAP	Ps.	14,510,777	Ps.	14,147,802

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common Stock		Additional Paid- in Capital		Retained Earnings		Accumulated Other Comprehensive Income		Treasury stock		Total Stockholders’ Equity
Balance at January 1, 2008	Ps.	3,351,045	Ps.	122,988	Ps.	9,939,239	Ps.	—	Ps.	—	Ps.	13,413,272
Net income		—		—		1,961,180		—		—		1,961,180
Deferred fees for technical assistance services		—		(60,938)		—		—		—		(60,938)
Stock repurchase of 1,720,000 shares		—		—		—		—		(44,227)		(44,227)
Dividends (2.0000 pesos per basic share)		—		—		(1,122,000)		—		515		(1,121,485)

Balance at December 31, 2008		3,351,045		62,050		10,778,419		—		(43,712)		14,147,802
Comprehensive income:
Net income		—		—		1,476,420		—		—		1,476,420
Other comprehensive income—Actuarial gains on employee labor obligations (net of income tax of Ps. 721)		—		—		—		3,473		—		3,473

Total comprehensive income		—		—		1,476,420		3,473		—		1,479,893
Deferred fees for technical assistance services		—		39,618		—		—		—		39,618
Stock repurchase of 360,000 shares		—		—		—		—		(10,248)		(10,248)
Repurchased stock sold (2,080,000 shares)		—		—		(248)		—		53,960		53,712
Dividends (2.1390 pesos per basic share)		—		—		(1,200,000)		—		—		(1,200,000)

Balance at December 31, 2009	Ps.	3,351,045	Ps.	101,668	Ps.	11,054,591	Ps.	3,473	Ps.	—	Ps.	14,510,777

Condensed consolidated balance sheets and statements of income including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, were as follows:

	At December 31,
	2009		2008
Assets
Current assets:
Cash and cash equivalents	Ps.	1,821,150	Ps.	1,506,004
Financial investments held for trading purposes		279,621		275,237
Trade account receivables—net		453,856		572,058
Recoverable taxes, mainly recoverable tax on assets		260,253		375,571
Current deferred taxes		45,685		35,418
Other accounts receivable		2,251		3,827

Total current assets		2,862,816		2,768,115

Trading investments designated for expenditure, held in trust		352,436		—
Buildings, building improvements, machinery and equipment—net		3,877,492		3,704,006
Assets under concession—net (“Rights to use airport facilities” under MFRS)		1,901,188		2,024,330
Other acquired assets		820,288		841,339
Long-term recoverable income tax		23,022		23,022
Embedded derivatives		14,531		47,727
Hedging financial derivative instrument		13,647		—
Deferred income taxes and recoverable tax on assets		6,234,007		6,126,279
Other non-current assets		25,524		36,052

Total assets	Ps.	16,124,951	Ps.	15,570,870

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term bank loans	Ps.	193,965	Ps.	134,857
Concession taxes payable		17,140		25,785
Aeropuertos Mexicanos del Pacífico, related party		50,767		62,044
Accounts payable		275,478		374,661
Taxes payable, other than income and concession taxes payable		47,652		47,206
Income tax and business flat tax payable		27,455		29,319

Total current liabilities		612,457		673,872

Long-term bank loan		856,003		665,143
Employee benefits		47,971		44,141
Deposits received		97,743		39,912

Total liabilities		1,614,174		1,423,068

Common stock		3,351,045		3,351,045
Additional paid-in capital		101,668		62,050
Retained earnings		11,054,591		10,778,419
Accumulated other comprehensive income		3,473		—
Treasury stock		—		(43,712)

Total stockholders’ equity		14,510,777		14,147,802

Total liabilities and stockholders’ equity	Ps.	16,124,951	Ps.	15,570,870

	For the years ended December 31,
	2009		2008		2007
Net revenues	Ps.	3,231,628	Ps.	3,580,027	Ps.	3,486,430

Cost of services		869,062		941,401		838,950
Technical assistance fees		151,339		57,288		151,619
Concession taxes		162,507		173,533		172,846
Depreciation and amortization		421,094		390,509		347,693

Total cost of services		1,604,002		1,562,731		1,511,108

Income from operations		1,627,626		2,017,296		1,975,322

Interest income (expense) and exchange gain (loss)—net		83,630		197,953		91,611
Other income (expense)—net		(11,111)		11,968		(783)
Income tax expense		(223,725)		(266,037)		(309,390)

Net income	Ps.	1,476,420	Ps.	1,961,180	Ps.	1,756,760

Weighted average number of common shares outstanding		556,266,472		556,387,312		556,792,500
Weighted average number of common shares and common share equivalents		560,473,972		560,594,812		561,000,000

Basic earnings per share (Mexican pesos)	Ps.	2.6542	Ps.	3.5248	Ps.	3.1551
Diluted earnings per share (Mexican pesos)	Ps.	2.6342	Ps.	3.4983	Ps.	3.1315

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

Because the transfer of fixed assets was made among entities under common control, for U.S. GAAP purposes, the related assets were recognized at their carrying value in the records of the Mexican Government, with remaining amortization terms as follows:

			Remaining Amortization Term	Original Amortization Term
			(years)	(years)
Assets under concession allocated to:
Runways	Ps.	788,443	25	35
Land and buildings		2,289,740	15	25
Other infrastructure		138,596	—	10

	Ps.	3,216,779

Additional improvements and upgrades made to the fixed assets are capitalized within this line item and are amortized over their estimated useful life.

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

As described in Note 10 to the financial statements prepared under MFRS, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses. The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders. The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used. Accordingly, this annual payment is considered a tax rather than consideration paid in exchange for the Mexican Government’s contribution of the concessioned assets. Because taxes do not give rise to a liability until such time as they are incurred under U.S. GAAP, no additional obligation related to the contribution by the Mexican Government is recognized. No adjustment is made in the U.S. GAAP reconciliation for the concession tax; such tax is included within operating expenses, given that it is a tax assessed for the Company’s use of the concessions and is based on revenues generated by the concession.

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

Based on the fact that the 5% of AMP’s initial investment held in the trust is forfeitable, subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares by applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of Ps. 39,618, Ps. (60,938) and Ps. 25,762 for the years ended December 31, 2009, 2008 and 2007, respectively. Fair value is based on the market value of the Company’s publicly traded ADR’s. Compensation cost is included in the U.S. GAAP reconciliation under the caption deferred fees for technical assistance services.

(iv) Recognition of the fair value of embedded derivative instruments

As part of its ongoing operations, the Company enters into operating lease agreements to lease commercial space in its airport terminals. Certain leases are priced in U.S. dollars while the functional currency of both the Company and the tenants to whom commercial airport terminal space is leased is the Mexican peso.

The U.S. dollar foreign currency component of these contracts meets the criteria under U.S. GAAP as embedded derivatives. The Company has determined that: i) the embedded derivatives are not clearly and closely related to the economic characteristics and risks of the host contracts (lease agreements) and ii) separate, stand-alone instruments with the same terms as the embedded derivative instruments would otherwise qualify as a derivative instruments, thereby requiring separation from the lease agreements and recognition at fair value. Such instruments do not qualify for hedge accounting under U.S. GAAP and are thereby considered non-hedging derivatives. Accordingly, the embedded derivative should be recorded at fair value in the balance sheet, with changes in such fair value each period recorded to results of operations, classified according to nature of the item to which the embedded derivative instrument is related.

These contracts also represent embedded derivative instruments under MFRS. Although the Company adopted Bulletin C-10 for MFRS purposes, a difference still arises between the accepted valuation methodologies of the embedded derivatives under U.S. GAAP and MFRS. The accepted valuation methodology under U.S. GAAP requires that at the inception of the contract, such embedded derivatives be “at-the-market” and thus, have a fair value equal to zero. At each subsequent reporting date, the embedded derivatives are adjusted to their fair value based on the difference between the forward curve rates on the monthly payments at the reporting date versus such rates at the date of inception of the lease contract. Under MFRS, the embedded derivatives are valued from inception of the contract and at each reporting date based on the forward curve rates versus the spot rate on such date, applied to the future rentals receivable. This method effectively recognizes the present value of the changes in the exchange rates on the future rentals receivable.

Accordingly, the following adjustments are included in the reconciliation to U.S. GAAP:

•

As of December 31, 2009 and 2008, the valuation methodology followed under both MFRS and U.S. GAAP results in an embedded derivative asset, though at different values given the differences in the valuation methodology. Accordingly, such difference in the asset value is included in the reconciliation of stockholders’ equity, while the differences between related changes in the fair values of the embedded derivatives are included in the reconciliation of net income.

•

Lastly, the change in the fair value of the embedded derivatives under U.S. GAAP is classified as revenues, based on the nature of the item to which the embedded derivative instrument is related, while under MFRS, such amount is included in net comprehensive financing income.

A reconciliation of the adjustments for the recognition of the fair value of embedded derivatives is as follows:

	For the years ended December 31,
	2009		2008		2007
(Loss) gain recorded to net income under MFRS	Ps.	(25,421)	Ps.	16,923	Ps.	5,732
Difference in fair value of embedded derivatives		(9,191)		72,319		3,374

(Loss) gain recorded to net income under U.S. GAAP	Ps.	(34,612)	Ps.	89,242	Ps.	9,106

(v) Start-up costs

In 2002, the Company established a new subsidiary, Pacífico Cargo, which was to provide cargo and storage services to certain courier and freight companies at the Guadalajara airport. Accordingly, the subsidiary incurred various costs, including salaries, feasibility and marketing studies, insurance and various legal costs related to developing the cargo center. As of December 31, 2006, Pacífico Cargo was liquidated and the administration of the cargo operation was transferred to the Guadalajara International Airport.

The preoperating expenses related to this subsidiary have been capitalized for purposes of MFRS, in accordance with NIF C-8, Intangibles, which permits the capitalization of certain project development costs that fulfill the criteria established for recognition as assets. The capitalized costs were amortized beginning in May 2007, the date the operation was placed into use, using the straight-line method over seven years.

As these costs are one-time activities related to the opening of the subsidiary, for purposes of U.S. GAAP, they are considered to be start-up costs, which are expensed in accordance with U.S. GAAP. Accordingly, the asset and any related annual amortization are reversed within the U.S. GAAP reconciliation.

(vi) Legal gain contingency

In May 2005 the Company paid a fine to the Mexican Treasury Department for Ps. 11,445 (nominal pesos) related to its request for refund on the taxes paid on dividends. Based on the advice of its legal counsel, the Company determined that such fine had no legal basis and as such, in the financial statements under MFRS, recorded the amount paid as a recoverable asset.

Under U.S. GAAP, such fine was considered a gain contingency. However, during 2008, the Company had obtained a final ruling from the court declaring that the fine was invalid and thus void and ruled for the tax authorities to reimburse the Company. Accordingly, during 2008, the Company filed the appropriate documentation with the tax authorities, requesting the related refund, plus interest. As substantially all uncertainties surrounding the amount and timing of the refund were resolved prior to December 31, 2008, the Company determined that realization of the gain was assured beyond a reasonable doubt, for which reason, Ps. 12,358 was recognized as a gain in the 2008 U.S. GAAP reconciliation of net income.

On February 26, 2009, the Company recovered from the Mexican Treasury Department Ps. 20,485 comprised of Ps. 11,445 for the fine and Ps. 9,040 for interest incurred.

(vii) Recoverable income taxes

In 2002, the Company paid dividends, which generated Ps. 93,915 of income tax that was paid by the Company in that year. As of December 31, 2002, the Company recorded a deferred tax asset for the income taxes paid, as the amount can be used to offset future income tax payable. However, based on its future financial projections, the Company determined that the deferred tax asset generated by this credit would not be recoverable, for which reason it recognized a full valuation allowance on the deferred tax asset.

Instead, based on the advice of its legal counsel, the Company considered that the above tax payment could have been credited against tax on assets of the year, based on Article 9 of the Asset Tax Law, for which reason it sought a refund from the Mexican tax authorities. Accordingly, under MFRS, a recoverable income tax asset was recognized with a corresponding credit to income tax expense for the year ended December 31, 2002.

Under U.S. GAAP, at that time, the recoverable income tax asset was considered a gain contingency and as realization was not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP was prohibited. Accordingly, the asset was eliminated for U.S. GAAP purposes in 2002, resulting in a reconciling item in the reconciliation of stockholders’ equity.

From such time, the Company has been in legal proceedings with respect to these taxes paid on dividends (see Note 20.a to the MFRS financial statements). From 2002 to 2007, based on the outcomes of such proceedings at the various airports, in which it has won in certain cases, recovering amounts, and lost in other cases, the Company adjusted the related recoverable tax asset accordingly. In 2007, given the probability of recovering the remaining recoverable tax asset from the tax authorities, the Company removed the remaining recoverable asset tax. However, revised tax projections indicated that the Company would now be able to offset the remaining benefit against future taxes payable, for which reason in those years, it also adjusted the valuation allowance on related deferred income tax assets.

Accordingly, while no further adjustments were required in the U.S. GAAP reconciliation related to the recoverable income tax asset from such time, because the Company continues to proceed with its legal case at certain of the airports, unrecognized tax benefits exist as discussed in insert (ix) below.

(viii) Deferred income taxes

Under MFRS, the Company recognizes income taxes based on NIF D-4, Income Taxes, which requires the application of a methodology similar to U.S. GAAP. The deferred tax adjustments required to reconcile net income and stockholders’ equity under MFRS to U.S. GAAP as of and for the years ended December 31, 2009, 2008 and 2007 result from the differences in accounting for the cost of airport concessions, amortization of assets under concession, recognition of the fair value of embedded derivative instruments, effects of the removal of the transition obligation for severance payments, effects of deferred PTU and the effect of start-up costs, as explained in previous paragraphs.

For U.S. GAAP purposes, there is no accounting basis for the airport concessions. However, a tax basis exists for Mexican statutory tax purposes, which results in an increase to the long-term deferred tax asset related to concessions. Additionally, because of the difference in the amortization rates of land for purposes of U.S. GAAP and MFRS, a different accounting basis exists under each set of accounting principles, thereby decreasing the long-term deferred tax asset recorded in the financial statements under MFRS. The effect was an increase to the deferred tax asset of Ps. 4,802,403 and Ps. 4,885,370 as of December 31, 2009, and 2008, respectively, and a related charge to net income of Ps. 82,967, Ps. 113,045 and Ps. 113,045 for the years ended December 31, 2009, 2008 and 2007, respectively.

Under both MFRS and U.S. GAAP, the change in the deferred tax asset resulting from the effects of accounting for inflation is recorded as a component of income tax expense, and affects the reconciliation of the statutory and effective tax rates, together with the expected changes in the income tax rate, as explained in Note 20.

Under MFRS, net deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, classification is based on the classification of the related asset or liability for financial reporting. A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31 were as follows:

	2009		2008
Reconciliation of deferred income tax asset:
Net deferred income tax asset under MFRS (including recoverable tax on assets)	Ps.	1,468,624	Ps.	1,268,322
Effect of cost of airport concessions		4,721,523		4,812,775
Effect of amortization of assets under concession (“rights to use airport facilities” under MFRS)		80,880		72,595
Effect of embedded derivatives		570		(2,042)
Effect of employee labor obligations		2,975		4,558
Effects of actuarial gains in other comprehensive income		(721)		—
Effect of non recognition of deferred PTU		1,070		1,099
Effect of start-up costs		4,771		5,613

Total U.S. GAAP adjustments to net deferred income tax asset		4,811,068		4,894,598

Net deferred income tax asset under U.S. GAAP		6,279,692		6,162,920
Net deferred IETU asset (liability) under U.S. GAAP		5,407		(5,024)

Net deferred ISR asset under U.S. GAAP	Ps.	6,274,285	Ps.	6,167,944

	2009		2008
Composition of net deferred income tax asset:
ISR
Current assets (liabilities):
Trade accounts receivable	Ps.	37,297	Ps.	27,806
Embedded derivative instruments		—		(396)
Employee benefits		5,530		8,008

Total current assets—net		42,827		35,418

Non-current assets (liabilities):
Airport concessions and assets under concession (“rights to use airport facilities” under MFRS)		5,720,372		5,367,198
Hedging derivative financial instrument		295		—
Embedded derivative instruments		(4,359)		(13,364)
Buildings, building improvements, machinery and equipment		105,302		61,940
Tax loss carryforwards		232,132		431,394
Recoverable tax on assets		646,316		668,200
Other assets		4,771		5,613
Employee benefits		153		7,198
Interest cost capitalized		(11,688)		(5,737)
Valuation allowance for recoverable tax on assets paid		(250,076)		(226,120)
Valuation allowance for tax loss carryforwards		(211,760)		(163,796)

Total non-current assets—net		6,231,458		6,132,526

Total net ISR asset under U.S. GAAP	Ps.	6,274,285	Ps.	6,167,944

IETU
Current assets:
Employee benefits	Ps.	2,858	Ps.	1,223

Non-current assets (liabilities):
Buildings, building improvements, machinery and equipment		(3,522)		(9,380)
Trade account receivables and account payables—net		(2,234)		—
Employee benefits		8,305		3,133

Total non-current assets (liabilities)—net		2,549		(6,247)

Total net IETU asset (liability) under U.S. GAAP	Ps.	5,407	Ps.	(5,024)

A reconciliation of the Mexican statutory tax rate to the Company’s effective tax rate under U.S. GAAP is as follows:

	For the years ended December 31,
	2009	2008	2007
Statutory rate	28%	28%	28%
Effect of tax rate change	(2)%	—	—
Effects of inflation	(16)%	(21)%	—
Effect of cancellation of recoverable income taxes	—	1%	2%
Effect of cancellation of valuation allowance due to IETU law	—	—	(17)%
Change in valuation allowance	3%	4%	2%

Effective rate	13%	12%	15%

(ix) Accounting for uncertainty in income taxes

U.S. GAAP requires entities to follow a two-step approach with respect to recognition or disclosure of the effects of uncertain tax positions on financial information, wherein (i) a tax benefit is recognized if a position is more likely than not to be sustained and (ii) the amount of the benefit is measured as the highest tax benefit that is greater than 50 percent likely to be realized. U.S. GAAP also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.

In order to determine the effects of uncertain tax positions on its consolidated financial information, the Company performs an exhaustive analysis over all open tax years that remain subject to examination by the Mexican tax authorities (as of December 31, 2009, open years are 2002 through 2009) in order to identify any uncertain tax position in any open tax year that could result in an unrecognized tax benefit. The following table summarizes the Company’s unrecognized tax benefits for 2009:

	Unrecognized tax benefits resulting in recognition of a liability		Other unrecognized tax benefits		Total unrecognized tax benefits
	2003		2002
Balance, January 1, 2008	Ps.	1,863	Ps.	98,375	Ps.	100,238
Increases in prior year positions		171		99,901		100,072
Decreases in prior year positions		—		(48,041)		(48,041)

Balance, December 31, 2008		2,034		150,235		152,269
Increases in prior year positions		300		21,070		21,370
Decreases in prior year positions		—		—		—

Balance, December 31, 2009	Ps.	2,334	Ps.	171,305	Ps.	173,639

The unrecognized tax benefits resulting in recognition of a liability is comprised of the fees paid to ASA for services provided to the Company from 1999 to 2003, that were deducted by the Company in 2003, as discussed in Note 22.d. Given that unfavorable sentences were received in the cases of the Aguascalientes and Morelia airports, the Company was not able to substantiate technical merits for the deductibility taken in its previous return and thus recognized a liability. During 2009, the liability was increased for additional penalties and interest accrued during 2009 and 2008 of Ps. 300 and Ps. 171, respectively.

Other unrecognized tax benefits arise from the tax positions taken by the Company with respect to the following:

(i)	Income taxes paid on dividends during 2002 for Ps. 93,915 for which the Company has requested a refund from the Mexican tax authorities, as discussed in insert (vii), which was recognized in its financial statements as a recoverable tax asset. As mentioned therein, from 2002 through 2007, the Company was engaged in legal proceedings in which it received both favorable and unfavorable outcomes at its different airports and adjusted the recoverable tax asset accordingly. As of December 31, 2007, the Company wrote-off the remaining balance of the recoverable tax asset Ps. 52,824 as it considered that it was not more likely than not that such benefit would be recovered, though it continues to legally pursue the benefit at certain of its airports. Accordingly, such amount is considered an unrecognized tax benefit under U.S. GAAP. During 2008, Ps. 48,041 of such unrecognized benefit was removed, given that the Company received an unfavorable resolution in the ultimate instance at one of its airports, for which at December 31, 2008 and 2009, Ps. 4,783 remains as an unrecognized benefit related to one of the Company’s airports; and

(ii)	The Company has also been engaged in legal proceedings with respect to the base over which tax on assets was calculated (see Note 20.b for further detail). In prior years, the Company paid asset tax under a certain methodology. However, the Company believes that such asset tax could have been calculated under a different methodology, thereby resulting in lower asset tax payments in prior years. Amounts paid which the Company believes they can use against future income taxes payable have been included within deferred income taxes. Amounts paid over and above that are being requested as a refund from the Mexican tax authorities. However, they have not been recognized as an asset, given that the Company does not believe it is more likely than not that they will recover such benefit, for which reason they are considered unrecognized tax benefits under U.S. GAAP. As of December 31, 2007, a potential for Ps. 45,551 was available to be recovered in cash related to Guadalajara, Guanajuato, Puerto Vallarta, Los Cabos, Tijuana and Mexicali airports. During 2008 and 2009, the Company increased the amount related to this unrecognized benefit by Ps. 99,901 and Ps. 21,070, respectively, as, based on future projections, they would not be able to use such amounts against future income taxes payable, and thus, seek such amounts as a refund from the Mexican tax authorities. At December 31, 2008 and 2009, the unrecognized benefit is Ps. 145,452 and Ps. 166,522, respectively.

The total amount of unrecognized tax benefits of Ps. 173,639 would affect the Company’s effective tax rate, if recognized.

The Company’s policy is to recognize interest and penalties within operating expense. In 2009, the Company recognized approximately Ps. 2,519 and Ps. 3,140 of interest and penalties, respectively, and in 2008, the Company recognized Ps. 1,159 and Ps. 265 of interest and penalties, respectively. Those amounts of interest and penalties related to unrecognized benefits resulting in a liability have increased the related liability.

(x) Cancellation of deferred statutory employee profit sharing

Under MFRS, beginning in January 2008, the Company adopted revised NIF D-3, which requires the recognition of a deferred PTU asset or liability, based on the asset and liability method established in NIF D-4; through 2007, deferred PTU was recognized based on temporary differences between the accounting result and taxable income for PTU purposes. In accordance with NIF D-3, as of January 1, 2008, the Company recognized the cumulative initial effect adopting NIF D-3, which resulted in a deferred PTU asset of Ps. 1,320 (Ps. 951 net of tax) within retained earnings. Furthermore, as of December 31, 2009 and 2008, the deferred PTU asset increased to Ps. 6,077 and Ps. 4,917, with the increase recognized through 2009 and 2008 earnings.

U.S. GAAP prohibits the recognition of a deferred PTU asset, for which reason, such asset has not been recognized in prior years and for which an adjustment of Ps. 1,160 and Ps. 3,597 has been recognized within results as of December 31, 2009 and 2008, respectively and the asset has been removed in the reconciliation of stockholders’ equity.

(xi) Employee labor obligations

Under MFRS, beginning in January 2005, the Company adopted the revised provisions to Bulletin D-3, Labor Obligations, which require the recognition of a liability for severance payments, calculated based on actuarial computations. Upon the adoption of Bulletin D-3, the Company recognized a transition obligation, as permitted by the Bulletin, which resulted in the recognition of an intangible asset under MFRS, amortizable over the future service period of employees. The same recognition criteria for severance payments is required under U.S. GAAP, which has been effective since 1994. U.S. GAAP is similar in methodology except that it does not permit the transition obligation recognized by the Company under MFRS.

Additionally, during 2008, the Company adopted NIF D-3, Employee Benefits, of MFRS, which, among other things, requires companies to remove any additional liability previously recognized as well as accelerates amortization of certain unrecognized items. Removal of the additional liability resulted in the derecognition of the intangible asset mentioned above, decreasing the value of the liability for severance payments recognized for purposes of MFRS. Additionally, under MFRS, the Company has not included unrecognized actuarial gains within the labor obligation liability, as permitted by MFRS. U.S. GAAP requires entities to fully recognize the under- or overfunded status of the liability, with an offsetting adjustment to other comprehensive income. Accordingly, the adjustment to the U.S. GAAP reconciliation for 2009 and 2008 represents the amount necessary to record the fully underfunded status of the projected benefit obligation.

In addition, U.S. GAAP requires certain disclosures, as follows:

	Employee Benefits
	2009		2008
Change in benefit obligation:
Benefit obligation at beginning of year	Ps.	40,247	Ps.	35,532
Service cost		3,918		19,361
Interest cost		3,176		2,968
Actuarial gain		(1,027)		(2,145)
Benefits paid		(2,679)		(15,469)

Benefit obligation at end of year	Ps.	43,635	Ps.	40,247

Net periodic benefit cost under U.S. GAAP is composed of the following:

	2009		2008		2007
Service cost of the year	Ps.	3,918	Ps.	19,361	Ps.	5,131
Financial cost of the year		3,176		2,968		1,266
Actuarial loss (gain)		2,830		(2,145)		3,026
Past service cost		10		(232)		(4,764)

	Ps.	9,934	Ps.	19,952	Ps.	4,659

Additional disclosure requirements

(a) Fair value of financial instruments: U.S. GAAP requires additional disclosures with respect to all assets and liabilities measured at fair value as well as with respect to the fair value of financial assets and liabilities whose fair value is not recognized in the balance sheet.

Fair value under U.S. GAAP is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Beginning 2008, the Company determines fair value using the fair value hierarchy under U.S. GAAP, which requires the Company to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value. Fair value is used on a recurring basis to measure the Company’s financial investments held for trading purposes, embedded derivatives and hedging derivative financial instruments. Accordingly, fair value has been determined by the Company using available market information or other appropriate valuation methodologies that require judgment in developing and interpreting the estimates of fair value.

Financial instruments measured at fair value on a recurring basis in the consolidated balance sheets using the fair value hierarchy are described below:

	2009
	Observable inputs other than quoted market prices (Level 2)		Internally developed models with significant unobservable market information (Level 3)		Total carrying value in the consolidated balance sheet
Assets
Financial investments held for trading purposes	Ps.	279,621	Ps.	—	Ps.	279,621
Embedded derivatives		—		14,531		14,531
Hedging derivative financial instrument		13,647		—		13,647

Total assets at fair value	Ps.	293,268	Ps.	14,531	Ps.	307,799

	2008
	Observable inputs other than quoted market prices (Level 2)		Internally developed models with significant unobservable market information (Level 3)		Total carrying value in the consolidated balance sheet
Assets
Financial investments held for trading purposes	Ps.	275,237	Ps.	—	Ps.	275,237
Embedded derivatives		—		49,144		49,144

Total assets at fair value	Ps.	275,237	Ps.	49,144	Ps.	324,381

The Company does not have any financial investments that are valued under Level 1. In order to value its financial investments held for trading purposes, the Company uses observable market data for similar instruments. Such investments are classified within level 2 of the fair value hierarchy.

As mentioned in Note 13, during 2009, the Company acquired a hedging derivative instrument with Banamex to establish a ceiling on the interest rate for its variable rate debt mentioned in Note 15.b. In order to value the hedge, the Company uses observable market data for similar instruments. Such instruments are classified within level 2 of the fair value hierarchy.

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

	Fair Value Measurements Using Significant Unobservable Inputs
Beginning balance of embedded derivative liability, January 1, 2008	Ps.	(40,099)
Total gain included in 2008 earnings		89,243

Ending balance of embedded derivative asset, December 31, 2008		49,144
Total loss included in 2009 earnings		(34,613)

Ending balance of embedded derivative asset, December 31, 2009	Ps.	14,531

Additionally, fair value is used on a non-recurring basis to evaluate impairment of long-lived tangible and intangible assets. No impairments of such assets were recognized in 2009 or 2008.

Finally, U.S. GAAP requires disclosures of the fair value of financial assets and liabilities for which fair value is not recognized in the consolidated balance sheets. The following table provides information on the carrying value and estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, as of December 31:

	2009				2008
	Carrying Value		Fair Value		Carrying Value		Fair Value
Financial assets:
Instruments with carrying value that approximates fair value	Ps.	2,887,695	Ps.	2,887,695	Ps.	2,457,460	Ps.	2,457,460
Financial liabilities:
Instruments with carrying value that approximates fair value	Ps.	473,647	Ps.	473,647	Ps.	451,550	Ps.	451,550
Fixed rate bank loan (including accrued interest)	Ps.	916,030	Ps.	866,744	Ps.	807,265	Ps.	722,668

Instruments with carrying values that approximate fair value are comprised of the Company’s cash and cash equivalents (including amounts held in trust), accounts receivable, recoverable taxes, accounts payable, variable interest rate debt and other current liabilities. The carrying value of these assets and liabilities approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate.

Additionally, as mentioned in Note 15, the Company signed an unsecured credit agreement during 2007. Such credit agreement contains a fixed interest rate. If the Company were to transfer the liability in the current economic environment, it would incur interest at a rate 250 basis points greater in 2009 and 300 to 400 basis points greater in 2008, than that contained in the loan agreement, which would result in a fair value of such debt of approximately Ps. 866,744 and Ps. 722,668, in 2009 and 2008, respectively.

(b) Earnings per share according to U.S. GAAP: In accordance with U.S. GAAP, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the forfeitable five percent of AMP’s shares held in the trust.

During 2009 and 2008, 360,000 shares and 1,720,000 shares, respectively, were repurchased at market value and recognized using the cost method as treasury stock, affecting the calculation of weighted average number of common shares outstanding (see Note 16.e and 16.d). As of December 31, 2009, all repurchased shares have been sold.

Diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 include 4,207,500 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under U.S. GAAP, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2009		2008		2007
Numerator
Net income under U.S. GAAP	Ps.	1,476,420	Ps.	1,961,180	Ps.	1,756,760

Denominator (share amounts)
Weighted average number of common shares outstanding		556,266,472		556,387,312		556,792,500
Dilutive effects of forfeitable shares		4,207,500		4,207,500		4,207,500

Total potential dilutive shares		560,473,972		560,594,812		561,000,000

Basic earnings per share (Mexican pesos)	Ps.	2.6542	Ps.	3.5248	Ps.	3.1551

Diluted earnings per share (Mexican pesos)	Ps.	2.6342	Ps.	3.4983	Ps.	3.1315

(c) Supplemental cash flow information: Under MFRS, for 2007 the Company presented a consolidated statement of changes in financial position in accordance with Bulletin B-12, Statement of Changes in Financial Position, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos. For 2009 and 2008, the Company presents a consolidated statement of cash flows in accordance with NIF B-2, Statement of Cash Flows, which presents only cash movements.

For U.S. GAAP purposes, the Company has provided a statement of cash flows, which presents only cash movements, excluding the effects of inflation, and requires that additional information related to non-cash investing and financing transactions and other events be provided separately.

Requirements regarding the presentation of the statement of cash flows under MFRS differ in certain respects from those set forth by U.S. GAAP. Among others, payments for interest costs that are not capitalized as part of fixed assets are operating cash flows for U.S. GAAP and financing cash flows under MFRS.

Presented below are consolidated statements of cash flows of the Company in accordance with U.S. GAAP for the years ended December 31:

	2009		2008		2007
Operating activities:
Net income under U.S. GAAP	Ps.	1,476,420	Ps.	1,961,180	Ps.	1,756,760
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		421,094		390,509		347,693
Loss on sale of fixed assets		6,859		4,480		—
Provision for labor obligations		8,025		4,225		2,530
Deferred fees for technical assistance services		39,618		(60,938)		25,762
Hedging derivative financial instrument		1,020		—		—
Embedded derivatives		34,612		(89,243)		(9,106)
Inflationary effects on recoverable tax on assets		(6,285)		(14,642)		—
Short-term marketable securities		(4,384)		(35,870)		(116,889)
Deferred income taxes		(146,704)		(181,864)		(197,788)
Long-term account receivable reserve		4,123		—		—
Changes in operating assets and liabilities:
Trade accounts receivable		118,202		(101,748)		(79,672)
Recoverable income taxes—current and other current assets		107,435		(153,754)		55,452
Recoverable tax on assets		42,313		111,847		(23,490)
Recoverable income taxes		—		(23,022)		—
Concession taxes payable		(8,645)		606		847
Accounts payable and other		23,053		(204,401)		92,884
Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		(11,277)		(8,531)		19,330
Income tax and asset tax payable		(1,418)		(33,669)		2,512
Deposits received		57,831		5,299		2,093
Loss from monetary position		—		—		59,117

Net cash provided by operating activities		2,161,892		1,570,465		1,938,034
Cash flows used in investing activities:
Buildings improvements, machinery and equipment		(572,210)		(549,809)		(808,167)
Investments in trust designated for expenditure		(352,436)		—		—
Other assets		(865)		2,948		663

Net cash used in investing activities		(925,511)		(546,861)		(807,504)
Cash flows used in financing activities:
Proceeds from bank loans		413,754		344,000		600,000
Payments on bank loans		(163,786)		(122,571)		(21,429)
Stock repurchases		(10,248)		(44,227)		—
Stock repurchased sold		53,712		—		—
Hedging derivative financial instrument		(14,667)		—		—
Dividend payments		(1,200,000)		(1,121,485)		(1,171,616)

		(921,235)		(944,283)		(593,045)

	2009		2008		2007
Effects of inflation accounting		—		—		(41,911)

Increase in cash and cash equivalents		315,146		79,321		495,574
Cash and cash equivalents at beginning of year		1,506,004		1,426,683		931,109

Cash and cash equivalents at end of year	Ps.	1,821,150	Ps.	1,506,004	Ps.	1,426,683

Supplemental cash disclosures:
Cash paid for income tax and asset tax	Ps.	372,292	Ps.	476,490	Ps.	492,867
Interest paid, net of amounts capitalized		50,486		44,102		16,653

Supplemental non-cash investing activity:
Investment in building improvements, machinery and equipment on account	Ps.	101,296	Ps.	223,530	Ps.	203,259

(d) Valuation and qualifying accounts:

Description	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at end of year
Allowance for doubtful accounts
2009	Ps.	112,618	Ps.	22,995	Ps.	—	Ps.	135,613
2008		50,366		62,253		—		112,618
2007		45,384		6,069		1,087		50,366

(e) Recently adopted accounting standards (U.S. GAAP)

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”) under Accounting Standards Codification (“ASC”) 105-10. Under the Codification, the historical GAAP hierarchy was eliminated and the Codification became the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other literature became non-authoritative. ASC 105-10 became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative U.S. GAAP. Accordingly, the adoption of ASC 105-10 had no effect on the Company’s consolidated financial statements.

In July 2009, the Company adopted amendments to ASC 820-10 with respect to determining fair value when the volume and level of activity for related assets and liabilities have significantly decreased. Amendments to ASC 820-10 provided further guidance on how to determine the fair value of assets and liabilities when there is no active market or where the price inputs being used to determine fair value represent distressed sales. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In September 2009, the Company adopted amendments to ASC 820-10 with respect to measuring liabilities at fair value, which such amendments provide guidance on measuring the fair value of liabilities for which a quoted price in an active market for the identical liability is not available. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In January 2009, the Company adopted amendments to ASC 715-20 with respect to employers’ disclosures about postretirement benefit plan assets, which require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The adoption of this guidance did not have a material impact on the consolidated financial statements, as the Company does not maintain plan assets.

In January 2009, the Company adopted amendments to ASC 815-10 with respect to additional disclosures of derivative instruments and hedging activities. These amendments require companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements, how derivatives and related hedges are accounted for under ASC 815-10 and how the hedges affect the entity’s financial position, financial performance and cash flows. The disclosures required pursuant to this new standard are presented in Note 13.

In July 2009, the Company adopted ASC 855-10 related to subsequent events. ASC 855-10 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Information related to subsequent events is presented in Note 29.

(f) Recently issued accounting pronouncements (U.S. GAAP)

On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820 with respect to fair value measurements and disclosures to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company is currently evaluating the effects of adopting the guidance in the ASU.

29.	Subsequent events

a.	On January 22, 2010, the Hermosillo airport filed a judicial annulment against the resolution described in Note 20.b. In the opinion of the Company and its tax advisors, it has sufficient elements to obtain a favorable outcome and believes an unfavorable outcome is considered remote.

b.	In January 2010, the Los Mochis airport received the refund of the recoverable tax described in Note 20.b, for an amount of Ps. 25,648 (including penalties and interest).

c.	On February 3, 2010, the Guanajuato, Guadalajara, Hermosillo and Puerto Vallarta airports received disbursements under the second tranche of the credit contracted with Banamex and HSBC for Ps. 507,692. The characteristics of the debt, including amortization of interest and other terms, are the same as those described in Note 15.b.

d.	In relation to Note 20.a, on February 9, 2010, the Guadalajara airport received positive confirmation of the criteria with respect to the application of Article 11 of the Income Tax Law for ISR of dividends paid in 2007.

e.	In connection with Note 22.g, on February 12, 2010 and on April 21, 2010, the Company filed the administrative proceedings against the resolution issued by the tax authorities that establishes that the Morelia airport and La Paz airport, respectively, inappropriately applied the fiscal amortization rate over the value of its concession, disregarding the tax benefit given by the tax authorities in 1998. On February 24, 2010, the Aguascalientes airport filed an annulment against the resolution issued by the tax authorities that establishes the airport inappropriately applied the fiscal amortization tax rate over the value of its concession. In the opinion of the Company and its legal counsel, an unfavorable outcome is remote.

f.	In relation to Note 7, on February 25, 2010, the Company signed a modification agreement to “Revocable Investment and Administration Trust” with Banamex. This agreement modified the terms and changed the name of the trust to “Irrevocable Means of Payment Trust”.

g.	In relation to Note 22.f, on May 3, 2010 the Company received a final favorable resolution against the GIUSA claims.

h.	On June 2, 2010, the market authorities in Mexico and the New York Stock Exchange suspended trading of GAP’s shares in both markets. GAP issued the following press releases in (i) and (ii) below, after which, the market authorities allowed the stock to resume trading on June 14, 2010.

(i) At the request of the CNBV and in accordance with the Mexican Securities Law and its regulations, GAP is providing the following information in response to recent events following the Company’s Annual Ordinary and Extraordinary Shareholders’ Meetings, which took place on April 27, 2010, related to the disputes between certain shareholders, as well as corporate events, recent relevant facts released by GAP and reports in the media, and summarizes them as follows:

Disputed Corporate Actions:

Resolutions from the April 27, 2010 Shareholders’ Meetings: GAP issued three press releases on April 28, 29 and 30, 2010 related to the events of the Ordinary and Extraordinary Shareholders’ Meetings that have been held on April 27, 2010. These press releases disclosed that certain of the outcomes of these shareholders’ meetings had been unclear. The press releases further stated that there was reasonable doubt as to whether the following items had been validly approved, given that under GAP’s by-laws a majority vote of the Series “BB” shares is necessary to validly approve these items: financial statements of the Company (Item II of the Ordinary Shareholders’ Meeting); the payment of dividends (Item IV of the Ordinary Shareholders’ Meeting); the capital reduction (Item I of the Extraordinary Shareholders’ Meeting); and the amendment of the by-laws as required as a consequence of the capital reduction (Item II of the Extraordinary Shareholders’ Meeting). This uncertainty resulted from a preliminary injunction that created differing opinions regarding the ability of the Series “BB” shares to be voted. This generated a reasonable doubt regarding the approval of all or some of the abovementioned agenda items; consensus was obtained, however, that with respect to Item IX regarding the designation of directors, such decision was never voted.

Polarization and Dispute among Certain Shareholders: The uncertainty surrounding the validity of the approvals of the aforementioned resolutions was due to a dispute between two groups of our shareholders, one of which maintained that the approvals of the abovementioned items were valid and the other of which maintained that they were not. Each group made arguments as to the validity and legitimacy of the approvals and the sequence of events that had transpired. In fact, there are different versions of the minutes of these shareholder meetings.

Shareholder Distributions: Consulting Mexican judicial authorities: Due to the continuing uncertainty, GAP consulted with Mexican judicial authorities through a voluntary legal proceeding (procedure is merely consultative) in order to try to resolve the events of the April 27, 2010 shareholders’ meetings and to determine if the dividends could be paid and if the capital reduction could proceed on the date indicated on the agenda of the Shareholders’ Meetings. It is important to highlight that with respect to the payment of dividends, the Company did not deposit the funds necessary for payment of the dividend with the court but did make them available for payment pending resolution by the judge of the proper dividend amount. On June 9, 2010, the judge determined that GAP’s voluntary petition had become moot as a result of the resolutions passed during the shareholders’ meetings held on June 2, 2010 (described below), notwithstanding the fact that the judge had considered the question properly submitted.

GAP Announces New Ordinary and Extraordinary Shareholders’ Meetings: Following its May 7, 2010 meeting, the Audit Committee called for new Ordinary and Extraordinary Shareholders’ Meetings to be held on June 2, 2010. As was discussed in the press release dated May 17, 2010, the Meeting Agenda for the Ordinary Meeting contained only one item: resolutions regarding the deliberation and agreements concerning Items I and IV of the Ordinary Shareholders’ Meeting held on April 27, 2010, related to the approval of the financial statements of the Company and its subsidiaries, the external auditor’s report and the payment of a dividend for Ps. 1,000,000 or Ps. 1.7825311942959 (in Mexican pesos) for each of the Company’s outstanding shares. The Meeting Agenda for the Extraordinary Meeting also only contained one item: resolutions regarding the deliberation and agreements concerning Items I and II of the Extraordinary Shareholders’ Meeting held on April 27, 2010, related to the capital reduction of Ps. 900,000 and the modification of Article 6 of the Company’s bylaws.

Ordinary Shareholders’ Meeting held June 2, 2010: The meeting called by the Audit Committee took place with a quorum of 80.82% of GAP’s shares either present or represented. During this ordinary shareholders’ meeting, the following resolutions were adopted: The approval of the financial statements and its subsidiaries, the external auditors’ report and the payment of the dividend for Ps. 1,000,000. GAP has already informed the public of the outcome of this Ordinary Shareholders’ Meeting in prior press releases. The dividend was and will be paid on two different dates. The payment date for the first portion of Ps. 750,000 has been paid on June 15, 2010 and the second portion of Ps. 250,000 has been set for November 30, 2010.

Extraordinary Shareholders’ Meeting held June 2, 2010: At the Extraordinary Shareholders’ Meeting, presided over by Demetrio Ullastres Llorente with a quorum of 80.82%, the representative of the Series “BB” shareholders announced that at AMP’s shareholder meeting held on May 28, 2010, the decision was made to appoint the following individuals as GAP board members to represent the Series “BB” shareholders as of the GAP’s Ordinary Shareholders’ Meeting held June 2, 2010: Demetrio Ullastres Llorente (alternate Jaume Reynal), Javier Marín San Andrés (alternate Rodrigo Marabini Ruíz), Guillermo Díaz de Rivera (alternate Vicente Grau) and Carlos del Río Carcaño (alternate Jorge Sepúlveda).

Also at this meeting, the Audit Committee presented another motion to vote on the Company’s capital reduction. The items in this meeting’s agenda, however, were not approved. As a result, the capital reduction and the corresponding modification of the bylaws were not approved. This occurred because the designated representative of all of the Series “BB” shares stated that he did not have instructions on how to cast a vote with respect to the capital reduction or the corresponding modification of Article 6 of the Company’s bylaws. In addition, given that Article 43 of the Company’s bylaws requires a majority vote from the Series “BB” shareholders in order to approve the capital reduction and the modification of the Company’s bylaws, these items were not approved.

GAP was also informed through a letter, signed by Mrs. Laura Diez Barroso (who signed as Chairwoman of GAP’s Board of Directors) and delivered to GAP’s chief executive officer on June 2, 2010, that according to the representatives of Controladora Mexicana de Aeropuertos S.A. de C.V.’s (“CMA”) shares, CMA and certain other GAP shareholders (without specifying the total number of shares either present or represented) had met elsewhere in the Club de Industriales to hold the Company’s shareholders’ meetings. These shareholder meetings, however, could not proceed due to a lack of quorum.

(ii) Independent Board Members and Chairman of the Board:

Debates concerning the resolutions of the shareholders’ meetings held on April 27, 2010: As explained above, there was reasonable doubt regarding the approval of all or some of the items at the shareholders’ meetings except for Item IX regarding the designation of directors, with respect to which there was consensus in that such decision was never voted.

New Board Members and Chairman; Approvals by the Nominations and Compensation Committee on May 27, 2010: Notwithstanding, the members of the Nominations and Compensation Committee by way of their President announced that, in their opinion: (i) given that the time period, as required by the Mexican Securities Law as well as by the Company’s bylaws, for the election of its independent board members had passed since the last election held on April 28, 2009, in the view of the Nominations and Compensation Committee the term of the Company’s independent board members had ended; and (ii) given that the Chairman of the Board was neither nominated nor confirmed during the Ordinary Shareholders’ Meeting held on April 27, 2010, the term for the person holding this position had also ended. As a result, the Committee believed the position of Chairman automatically corresponds to the first board member named during the deliberation of Item VII of the shareholders’ meeting held on April 27, 2010, Mr. Demetrio Ullastres Llorente. Mr. Ullastres will remain in this position until GAP’s shareholders elects a new Chairman of the Board.

Election of Independent Board Members: The Company’s Board of Directors held a meeting on June 2, 2010 (comprised only by board members representing the Series “BB” shareholders, since the independent board members’ terms had ended as per the notification by the Nominations and Compensation Committee to GAP). At the meeting, the following independent board members were provisionally and unanimously elected: José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco, Francisco Javier Fernández Carbajal, Francisco Glennie y Graue, León Falic, Jaime Cortés Rocha, Carlos Eduardo Bravo Almenar. The first four independent board members have held the position of independent board members since 2006. This election was held according to Article 18 of GAP’s bylaws. These appointments do not include the remaining directors designated by the Series “BB” shareholders.

30.	Financial statements issuance authorization

On March 8, 2010 the issuance of the consolidated financial statements was authorized by Jorge Manuel Sales Martínez, Chief Executive Officer and by Rodrigo Guzmán Perera, Chief Financial Officer. Thereafter, these consolidated financial statements were approved at the ordinary stockholders’ meeting on June 2, 2010, subsequent to which Note 29 was updated.

* * * * * *