Form 20-F
period 2010-12-31
Pacific Airport Group
filed 2011-06-15
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

SELECTED FINANCIAL DATA

The following tables present a summary of our consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS (individually referred to as NIFs for their initials in Spanish), which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total shareholders’ equity is also provided in the following tables. Note 27 to our audited consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to our business.

Through December 31, 2007, MFRS Bulletin B-10, Comprehensive Effects of Inflation on Financial Information, provided for recognition of certain effects of inflation on non-monetary assets and non-monetary liabilities as well as the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Beginning on January 1, 2008, NIF B-10, Effects of Inflation, became effective and provides that if the cumulative inflation in Mexico measured by the Mexican Consumer Price Index (Índice Nacional de Precios al Consumidor, or “NCPI”) in the most recent three-year period is below 26%, we are required to cease recognizing the effects of inflation in our financial statements. Because the NCPI in each of the three-year periods ended December 31, 2008, December 31, 2009 and December 31, 2010 was below 26%, we ceased recognizing the effects of inflation in our financial statements as of January 1, 2008.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this annual report on Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. We publish our audited consolidated financial statements in pesos.

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.3825 to U.S.$ 1.00, the noon buying rate for pesos on December 30, 2010, as published by the U.S. Federal Reserve Board. On June 10, 2011 the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps. 11.8668 to U.S.$ 1.00.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. When we refer to “terminal passengers” we mean the sum of all arriving and departing passengers on commercial and general aviation flights, other than transit passengers. “Transit passengers,” are those who are generally not required to change aircraft while on a multiple-stop itinerary and who generally do not disembark their aircraft to enter the terminal building. When we refer to “total passengers,” we mean the sum of terminal passengers and transit passengers. When we refer to “commercial aviation passengers,” we mean the sum of terminal and transit passengers, excluding general aviation passengers, such as those on private non-commercial aircraft. Country-wide data for Mexico presented herein are based on commercial aviation passengers, but we generally measure our operations based on terminal passengers.

This annual report on Form 20-F contains references to “air traffic movements” which represent the sum of all aircraft arrivals and departures of any kind at an airport.

On January 1, 2010, we adopted Interpretation to Financial Reporting Standards 17, or INIF 17, Service Concession Contracts. INIF 17 was issued by Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Board for Research and Development of Financial Reporting Standards, or “CINIF”). INIF 17 arose from the need to provide clarification on the accounting treatment to be followed for service concession contracts for services that are considered public in nature.

INIF 17 requires that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues earned from a concession operators’ performance of both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. Once quantified, revenues should follow the relevant recognition criteria taking into account the nature of the service rendered. Accordingly, when the operator of a concession provides construction or improvement services, revenues and costs associated with such services should be recognized using the percentage-of-completion method while revenues from operating services should be recognized as services are rendered. INIF 17 also references the supplemental application of International Accounting Standard 18, Revenues. The effects of recognition of this interpretation were applied prospectively in our consolidated financial statements, as required by the interpretation.

Although the adoption of INIF 17 did not change the accounting treatment of the concession assets and related additions and improvements in our consolidated balance sheet, it did result in the recognition of construction revenues and costs with respect to the additions and upgrades undertaken at our airports. Under our concession agreements, through the Master Development Programs agreed with the Mexican government every five years, we are committed to carry out various improvements, upgrades and additions to each of our airports on an annual basis. In exchange for investing in those additions and upgrades, the Mexican government grants the Company the right to obtain benefits for services provided using those assets. This represents an exchange of dissimilar goods or services whereby we receive an intangible asset for the construction services we provide, rather than an actual cash exchange. Exchanges of dissimilar services are considered transactions that generate revenues and thus should be measured at the fair value of the goods or services received, or those given up, if the former cannot be measured reliably. Through a bidding process, the Company hires third parties for the construction of the additions and upgrades. Accordingly, we recognize the revenues for these construction services as the amounts paid to those third parties, considering those amounts to be representative of the fair value of the services, given the unreliability of estimating the goods or services received in exchange. As a result of the foregoing analysis, in 2010 we recognized revenues from improvements to concession assets and an equal amount of costs of improvements to concession assets.

Although these revenues do not equate to actual cash inflows, financial reporting standards require their recognition, as revenue generation is inherent in an exchange of dissimilar services, similar to barter transactions.

In reviewing this annual report, you should take into account the fact that certain margin and ratio calculations that utilize “Total revenues” or “Total operating costs” will reflect the adoption of INIF 17 as of January 1, 2010, while previous periods will not reflect INIF 17. Consequently changes in total revenues, total operating costs, EBITDA margin, operating margin, total revenues per terminal passenger and other ratios included in this annual report, as well as other ratios potentially useful to investors, may not be comparable between periods. In those instances we have included a parenthetical notation with comparable amounts or measures. Nominal results for amounts used in calculating certain margins, such as operating income, are not affected by the adoption of INIF 17 and are comparable.

Furthermore, in several sections of this annual report we take into account only revenues that resulted in actual cash inflows (which we categorize as aeronautical and non-aeronautical revenues, or the sum of the two) for ratios or comparative calculations. Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues generated from improvements to concession assets under INIF 17 are not dependent upon passenger traffic, but rather stem from the level of capital expenditures carried out at each airport. Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues stem from the key drivers of our business, passenger traffic and our maximum tariffs. The use of aeronautical and non-aeronautical revenues is more common in our industry as they represent the revenues generated from our core operations, that being services provided to passengers, airlines and other third parties based on passenger traffic at our airports. Accordingly, these revenues are a better indicator of revenues that directly affect our cash flows. As previously indicated, revenues from construction services for improvements to concession assets represent exchanges of goods and services rather than actual cash inflows for the services provided. Additionally, because aeronautical and non-aeronautical revenues are earned based on the key drivers of our business, passenger traffic and maximum tariffs, they are the most accurate indicator of the profitability of our operations; however, we do not earn a profit from construction services for improvements to concession assets (see “Item 4, Information on the Company – Regulatory Framework – Classification of Services Provided at Airports” for a discussion of the airport services categories and aeronautical services regulation). When analyzing the health of our operations, we consider our operating margin, which we calculate using only aeronautical and non-aeronautical revenues, given the lack of profitability generated from construction services. Accordingly, we believe that analysis and discussion of aeronautical or non-aeronautical revenues separately, in certain instances, from revenues from improvements to concession assets is important in order to provide you with a better understanding of our company. We clearly indicate each instance in which we use only aeronautical and non-aeronautical revenues by indicating the category of revenues used.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data for the periods indicated.

	Year ended December 31,
	2006		2007		2008		2009		2010		2010
	(thousands of pesos) (1)										(thousands of dollars) (2)
Income statement data:
MFRS:
Revenues:
Aeronautical services(3)	Ps.	2,480,210	Ps.	2,812,869	Ps.	2,762,198	Ps.	2,537,262	Ps.	2,957,763	U.S.$	238,866
Non-aeronautical services(4)		565,983		664,455		728,587		728,978		758,803		61,280
		3,046,193		3,477,324		3,490,785		3,266,240		3,716,566		300,147
Improvements to concession assets(5)		—		—		—		—		657,103		53,067
Total revenues		3,046,193		3,477,324		3,490,785		3,266,240		4,373,669		353,214
Operating costs:

	Year ended December 31,
	2006		2007		2008		2009		2010		2010
	(thousands of pesos) (1)										(thousands of dollars) (2)
Costs of services:
Employee costs		323,104		351,699		363,417		335,628		344,814		27,847
Maintenance		127,430		142,361		165,604		179,406		185,426		14,975
Safety, security & insurance		102,728		106,251		110,950		110,666		114,136		9,218
Utilities		85,397		90,307		113,078		91,267		103,517		8,360
Other		121,088		148,501		199,680		152,348		215,979		17,442
Total costs of services		759,747		839,119		952,729		869,315		963,872		77,842
Technical assistance fees(6)		109,277		125,857		118,226		111,721		128,384		10,368
Concession taxes(7)		151,333		172,846		173,533		162,507		185,017		14,942
Depreciation and amortization:
Depreciation(8)		94,050		81,299		87,180		82,455		94,687		7,647
Amortization(9)		650,087		672,798		711,071		746,380		785,254		63,416
Total depreciation and amortization		744,137		754,097		798,251		828,835		879,941		71,063
		1,764,494		1,891,919		2,042,739		1,972,378		2,157,214		174,215
Cost of improvements to concession assets(5)		—		—		—		—		657,103		53,067
Total operating costs		1,764,494		1,891,919		2,042,739		1,972,378		2,814,317		227,282
Income from operations		1,281,699		1,585,405		1,448,046		1,293,862		1,559,352		125,932
Net comprehensive financing income		30,189		97,343		214,878		58,209		38,225		3,087
Other income (expense)		245		(2,352)		7,543		(11,710)		(1,965)		(159)
Income before income taxes		1,312,133		1,680,396		1,670,467		1,340,361		1,595,612		128,860
Income tax expense		384,108		277,577		129,625		140,917		95,452		7,709
Consolidated net income		928,025		1,402,819		1,540,842		1,199,444		1,500,160		121,151
Basic and diluted earnings per share(10)	Ps.	1.6542	Ps.	2.5000	Ps.	2.7486	Ps.	2.1400	Ps.	2.6872	U.S.$	0.2170
Basic and diluted earnings per ADS(10)	Ps.	16.5425	Ps.	25.0000	Ps.	27.4860	Ps.	21.4005	Ps.	26.8720	U.S.$	2.1702
Dividends per share(11)	Ps.	1.3802	Ps.	2.0884	Ps.	2.0000	Ps.	2.1390	Ps.	1.7825	U.S.$	0.1440
Dividends per ADS(11)	Ps.	13.8024	Ps.	20.8840	Ps.	20.0000	Ps.	21.3904	Ps.	17.8250	U.S.$	1.4395

U.S. GAAP:
Revenues	Ps.	3,039,294	Ps.	3,486,430	Ps.	3,580,027	Ps.	3,231,628	Ps.	3,694,464	U.S.$	298,362
Income from operations		1,595,564		1,975,322		2,017,296		1,627,626		1,899,011		153,362
Consolidated net income		1,141,292		1,756,760		1,961,180		1,476,420		1,724,580		139,276
Basic earnings per share(10)		2.0498		3.1551		3.5248		2.6542		3.1127		0.2514
Diluted earnings per share(12)		2.0344		3.1315		3.4984		2.6342		3.0893		0.2495
Basic earnings per ADS(10)		20.4978		31.5510		35.2480		26.5416		31.1270		2.5138
Diluted earnings per ADS(12)		20.3442		31.3150		34.9840		26.3423		30.8930		2.4949

Other operating data:
Total terminal passengers (thousands of passengers)(13)		20,514		23,565		22,252		19,286		20,223		20,223
Total air traffic movements (thousands of movements)		446		509		465		405		412		412
Total revenues per terminal passenger(14)	Ps.	148	Ps.	148	Ps.	157	Ps.	169	Ps.	216	U.S.$	17

Balance sheet data:
MFRS:
Cash and cash equivalents	Ps.	931,109	Ps.	1,426,683	Ps.	1,506,004	Ps.	2,173,586	Ps.	2,348,807	U.S.$	189,688
Total current assets		1,707,940		2,313,484		2,730,299		3,169,676		3,023,099		244,143
Airport concessions, net		18,051,504		17,619,994		17,188,483		16,756,973		16,325,463		1,318,430
Rights to use airport facilities, net		2,483,565		2,383,582		2,283,598		2,188,235		2,102,111		169,765
Total assets		26,475,100		27,526,277		28,141,694		28,381,915		28,889,282		2,333,073
Current liabilities		276,734		600,352		673,872		612,457		903,941		73,001
Total liabilities		344,738		1,164,712		1,404,048		1,601,361		2,218,377		179,154
Total shareholders’ equity(15)		26,130,362		26,361,565		26,737,646		26,780,554		26,670,905		2,153,919

U.S. GAAP:
Cash and cash equivalents		931,109		1,426,683		1,506,004		1,821,150		2,120,230		171,228
Total current assets		1,719,498		2,342,739		2,768,115		2,862,816		2,853,293		230,429
Assets under concession (“Rights to use airport facilities” under MFRS)		2,279,855		2,152,093		2,024,330		1,901,188		1,787,285		144,340
Total assets		13,212,582		14,622,023		15,570,870		16,124,951		16,910,389		1,365,668
Current liabilities		290,453		598,267		673,872		612,457		904,096		73,014
Total liabilities		410,216		1,208,751		1,423,068		1,614,174		2,246,099		181,393
Total shareholders’ equity(15)		12,802,366		13,413,272		14,147,802		14,510,777		14,664,290		1,184,275

	Year ended December 31,
	2006		2007		2008		2009		2010		2010
	(thousands of pesos) (1)										(thousands of dollars) (2)
Other data:
MFRS: (16)
Net resources provided by operating activities	Ps.	1,525,469	Ps.	2,020,236		N/A		N/A		N/A		N/A
Net resources used in financing activities		(774,311)		(593,045)		N/A		N/A		N/A		N/A
Net resources used in investing activities		(665,760)		(931,617)		N/A		N/A		N/A		N/A
Net cash provided by operating activities )		N/A		N/A	Ps.	1,614,567	Ps.	2,212,375	Ps.	2,577,170	U.S.$	208,130
Net cash used in investing activities		N/A		N/A		(521,974)		(542,114)		(935,513)		(75,551)
Net cash used in financing activities		N/A		N/A		(1,013,272)		(1,002,679)		(1,466,436)		(118,428)
Increase in cash and cash equivalents		85,397		495,574		79,321		667,582		175,221		14,151
U.S. GAAP:(17)
Net cash provided by operating activities )		1,531,671		1,938,034		1,570,465		2,161,892		2,479,501		200,242
Net cash used in investing activities		(649,195)		(807,504)		(546,861)		(925,511)		(829,944)		(67,026)
Net cash used in financing activities		(774,312)		(593,045)		(944,283)		(921,235)		(1,350,477)		(109,063)
Effect of inflation accounting		(22,767)		(41,911)		N/A		N/A		N/A		N/A
Increase in cash and cash equivalents		85,397		495,574		79,321		315,146		299,080		24,153

(1)	All peso amounts through December 31, 2007 are expressed in constant pesos with purchasing power as of December 31, 2007. Beginning January 1, 2008, balances and transactions of each year are denominated in pesos with purchasing power for each of those years. Per-share peso amounts are expressed in pesos (not thousands of pesos). Operating data are expressed in the units indicated.
(2)	Translated into dollars at the rate of Ps. 12.3825 per U.S. dollar, the noon buying rate on December 30, 2010, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in dollars (not thousands of dollars). Operating data are expressed in the units indicated.
(3)	Revenues from aeronautical services principally consist of a fee for each departing passenger except diplomats and infants, aircraft landing fees, aircraft parking fee, fees for the transport of passengers from an aircraft to a terminal building, security charges for each departing passenger and other sources of revenues subject to regulation under our maximum rates. See “Item 4, Information on the Company – Regulatory Framework” herein for a description of our regulatory framework, including our maximum rates.
(4)	Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from car parking charges, leasing of commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues. Pursuant to our operating concessions and Mexico’s Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently regulated under the Mexican Airport Law but are excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates.
(5)	In 2010, we adopted INIF 17 Service Concession Contracts. These amounts represent revenues generated from improvements made to concession assets and the related costs stemming from capital expenditures made as agreed with the Mexican government under our Master Development Programs for 2010. These amounts do not result in actual cash inflows, nor did they have an effect on our net income in 2010 as revenues earned were equal to the costs incurred.
(6)	Beginning January 1, 2000, we began paying Aeropuertos Mexicanos del Pacífico, S.A. de C.V., or “AMP”, a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
(7)	As of November 1, 1998, each of our subsidiary concession holders has been required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets).
(8)	Reflects depreciation of fixed assets.
(9)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(10)	Based on the ratio of 10 Series B shares per ADS. For MFRS purposes, based on a weighted average of 561,000,000 common shares outstanding for the years ended December 31, 2006 and 2007; and 560,594,812, 560,473,972 and 558,245,610 common shares outstanding for the years ended December 31, 2008, 2009 and 2010, respectively, due to our stock repurchase program. For U.S. GAAP purposes, based on a weighted average of 556,792,500 common shares outstanding for the years ended December 31, 2006 and 2007; and 556,387,312, 556,266,472 and 554,038,110 common shares outstanding for the years ended December 31, 2008, 2009 and 2010, respectively, due to our stock repurchase program and due to the effect of the Technical Assistance Agreement as explained in Note 27(iii) to our audited consolidated financial statements.
(11)	Dollar amounts per share were $0.1232 in 2006, $0.1913 in 2007, $0.1446 in 2008, $0.1638 in 2009, and $0.1440 in 2010, and per ADS were $1.2317 in 2006, $1.9130 in 2007, $1.4460 in 2008, $1.6382 in 2009, and $1.4395 in 2010.

(12)	Based on the ratio of 10 Series B shares per ADS. Based on a weighted average of 561,000,000 common shares and common share equivalents outstanding for the years ended December 31, 2006 and 2007, and 560,594,812, 560,473,972 and 558,245,610 common shares and common share equivalents outstanding for the years ended December 31, 2008, 2009 and 2010, respectively, due to forfeitable common shares held in trust and subject to compliance by AMP to the Technical Assistance Agreement. See Note 27 (iii) to our audited consolidated financial statements.
(13)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(14)	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).
(15)	Total shareholders’ equity under MFRS reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.
(16)	As of January 1, 2008, NIF B-2, Statement of Cash Flows under MFRS was effective, which requires a presentation of a statement of cash flows showing cash movements only. This presentation differs substantially from that required by the previous Bulletin B-12 Statement of Changes in Financial Position, which was in effect through December 31, 2007. As B-2 requires this change be enacted prospectively, the Company prepared a statement of cash flows for the year ended December 31, 2008, December 31, 2009 and December 31, 2010 and a statement of changes in financial position for prior years.
(17)	U.S. GAAP cash-flow data is expressed in nominal Mexican pesos.

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

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average(1)
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.97
2008	13.94	9.92	13.83	11.14
2009	15.41	12.63	13.06	13.58
2010	13.19	12.17	12.38	12.62
December 2010	12.47	12.33	12.38	12.39
2011:
January 2011	12.25	12.04	12.15	12.13
February 2011	11.97	12.18	12.11	12.06
March 2011	12.11	11.92	11.92	12.00
April 2011	11.86	11.52	11.52	11.71
May 2011	11.77	11.50	11.58	11.65

Sources: Federal Reserve Bank of New York and Federal Reserve Board.

(1)	Average of month-end rates or daily rates, as applicable.

On June 10, 2011, the exchange rate for pesos was Ps. 11.8668 per U.S. $1.00 as published by the U.S. Federal Reserve Board.

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

RISK FACTORS

Risks Related to Our Operations

A global economic and financial crisis may affect our business.

The global economic and financial crisis that began in 2007 and continued through 2009 led to high volatility and lack of liquidity in the global credit and other financial markets. The downturn in the U.S. and global economies led to increased commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally. These conditions also limited the availability of credit and increased financial costs for companies around the world, including in Mexico and the United States. Although economic conditions improved in 2010 and the availability of credit increased while interest rates remained stable, a failure of the global economy to continue recovering or another recession could significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals we operate and are collected by the airlines and paid to us. In 2008, 2009 and 2010 passenger charges represented 65.3%, 64.0% and 56.1% respectively, of our total revenues (in 2010, passenger charges represented 66.0% of the sum of our aeronautical and non-aeronautical revenues).

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

Although a substantial portion of our revenues is derived from foreign tourism, Mexican domestic passengers in recent years have represented approximately two-thirds of the passenger traffic volume in our airports. In addition, all of our assets are located, and all of our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic in our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the ongoing recession in Mexico, see “– Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” in this section and “Item 5, Operating and Financial Review and Prospects – Recent Developments – Economic Downturn.”

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2010, 91.0% of the international terminal passengers served by our airports arrived and departed on flights originating in or departing primarily to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2009 the U.S. gross domestic product decreased at an annualized rate of 2.4%, but it improved in 2010, increasing at an annualized rate of 2.8%. Therefore, although the U.S. economy has shown signs of improvement, if the U.S. economy fails to continue improving or if it falls back into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States.

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

Our revenues are closely linked to passenger and cargo traffic volumes and air traffic movements at our airports, which are determined by the operating levels of airlines at our airports. Airlines’ costs are highly sensitive to the price of petroleum and their access to credit to finance their operations. Increased costs may increase ticket prices and reduce fleets, thereby decreasing flight frequencies and negatively impacting passenger and cargo traffic volumes.

International petroleum prices have experienced significant volatility in the recent past, reaching record highs in the third quarter of 2008. Although prices have remained below the highs of 2008, the price of fuel is subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. Increases in airlines’ costs as a result of higher petroleum prices may lead to higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally, which may reduce passenger and cargo traffic at our airports.

Most airlines also depend on reliable access to credit at interest rates they can afford to finance their fleet of aircraft and make other large investments. As evidenced by the recent global recession and financial crisis, high interest rates and disruptions in the global debt markets had an adverse effect on airlines’ ability to operate their fleets, forcing many to raise ticket prices, cancel routes, decrease the frequencies of flights or forego scheduled investments. Such reductions in operations by airlines has led to lower passenger and cargo traffic volumes at our airports, which has had an adverse impact on our results of operations.

See “–The loss of or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues” below for a more detailed description of which of our major airline customers have recently reduced or cancelled operations at our airports.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2010, approximately 82.1% of the sum of aeronautical and non-aeronautical revenues was generated from four of our 12 airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2010:

Airport	For year ended December 31, 2010
Guadalajara International Airport	35.5%
Los Cabos International Airport	16.8%
Puerto Vallarta International Airport	15.7%
Tijuana International Airport	14.1%
Eight other airports	17.9%
Total	100.0%

As a result of the substantial contribution to our aeronautical and non-aeronautical revenues from these four airports, any event or condition affecting these airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our Los Cabos International Airport and our Puerto Vallarta International Airport) may vary as a result of factors beyond our control, including the level of tourism in Mexico. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancun and Acapulco, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico, particularly as a result of the uncertainty and safety concerns resulting from the government’s ongoing effort against drug cartels. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels. A reduction in tourism to the destinations served by our airports could directly and indirectly affect our revenues from aeronautical and non-aeronautical services.

International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.

International events such as the terrorist attacks on the United States on September 11, 2001, wars such as the one in Iraq and public health crises such as the Influenza A/H1N1 epidemic have negatively affected the frequency and pattern of air travel worldwide in recent years.

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

In April 2009, Mexico, as well as several other countries, was affected by an outbreak of Influenza A/H1N1. As a result of the outbreak, a number of countries, including the United States, Great Britain and France, advised against nonessential travel to Mexico, although these advisories had been lifted by the end of May 2009. While we cannot completely isolate the impact on travel of the advisories and restrictions imposed by national and international governments from other potential factors such as the economy, our domestic passenger traffic and international passenger traffic declined by 33.3% and 43.7%, respectively during May 2009 (in each case compared to May 2008). A new outbreak could once again disrupt our operations and significantly affect passenger and cargo traffic levels.

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

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 49.5% of our total employees as of December 31, 2010), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to, and has experienced, increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports. As a result, our general liability insurance premiums for 2002 and 2003 increased substantially relative to our 2001 premiums, and we cannot predict whether there may be additional increases in the future. In 2004, our aggregate insurance cost was more than double our aggregate insurance cost for 2001. Since August 1, 2003, we have carried a Ps. 500 million insurance policy covering damages to our property resulting from terrorist acts. Since January 2003, we have carried an insurance policy covering personal and property damages to third parties resulting from terrorist acts. The coverage provided by this policy since 2007 is U.S.$150 million. Because our insurance policies do not cover all losses and liabilities resulting from war or terrorism, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs would have an adverse effect on our results of operations.

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

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised.

The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. In December 2009 the Company signed a supply contract with Rapiscan Systems for the purchase and installation of new baggage screening equipment which is expected to be complete during 2011. To date, the installation has been completed in 6 of our 12 airports. Although we incurred significant capital expenditures installing this screening system, we believe that the operation of this equipment is the responsibility of our airline customers under the Mexican Airport Law. We are currently in negotiations with the Dirección General de Aeronáutica Civil (Civil Aeronautics Division or “DGAC”) and the airlines to determine responsibility for operating the equipment and the allocation of costs. If it is determined that it is our responsibility to operate the screening systems or that we are responsible for part of the cost, our exposure to liability could increase.

We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment, which could restrict our liquidity and adversely affect our results of operations.

While enhanced security at our airports has not resulted in a significant increase in our operating costs to date other than as mentioned above, we may be required to adopt additional security measures in the future.

Our revenues and profitability may be adversely affected if we fail in our business strategy.

Our ability to increase our revenues and profitability depends in part on our business strategy, which consists of setting prices as close as possible to our regulatory maximum rates for any given year, reducing operating costs, controlling our capital expenditure commitments under our Master Development Programs with the Mexican government, increasing passenger and cargo traffic at our airports and increasing revenues from commercial activities.

Our ability to increase our commercial revenues is significantly dependent, among other factors, upon increasing passenger traffic at our airports and on our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us. Our ability to increase revenues from commercial activities is also dependent on our ability to continue the remodeling and modernization of the commercial areas we operate within our airports. We cannot provide assurance that we will be successful in implementing our strategy of increasing our passenger traffic or our revenues from commercial activities. The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve. Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase or that our profitability will increase.

The loss of or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

Concesionaria Vuela Compañía de Aviación, S.A. de C.V., or Volaris; Grupo Aeroméxico, S.A.B. de C.V., or Grupo Aeroméxico, a holding company that owns Aeroméxico and Aeroméxico Connect (formerly Aerolitoral); Grupo Mexicana, a holding company that owns Mexicana, Mexicana Click and Mexicana Link (these airlines suspended operations on August 28, 2010); and ABC Aerolíneas S. A. de C.V., or Interjet; accounted for 13.5%, 12.7%, 7.6% and 4.2%, respectively, of total revenues in our airports in 2010 (15.9%, 14.9%, 8.9% and 4.9% respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2010).

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduce their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. For example, on August 2, 2010, Mexicana, one of Mexico’s two largest carriers and previously an airline which was among our three largest customers in terms of passenger traffic, filed for bankruptcy protection in Mexico and in the United States. On August 28, 2010, Mexicana, Mexicana Click (formerly known as Aerovías Caribe) and Mexicana Link (formerly known as Mexicana Inter)(collectively “Grupo Mexicana”) ceased operations. Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010. In 2010, Grupo Mexicana was still our third largest carrier and accounted for 8.9% of the sum of aeronautical and non-aeronautical revenues generated in our airports. Since Grupo Mexicana ceased operations, approximately 36.4% of the available seats that it flew have been taken over by other airlines, and, consequently, passenger traffic levels at our airports have been recovered since the date that Grupo Mexicana ceased operations. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports.

Furthermore, passenger charges, which accounted for 56.1% of our revenues in 2010 (66.0% taking into account only the sum of aeronautical and non-aeronautical revenues), are collected by airlines from passengers on our behalf and are later paid to us, depending the airline, with a maximum due date of 60 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges. For instance, as a result of the Grupo Mexicana insolvency proceeding, we estimate that Ps. 53.0 million in accounts receivable could be at risk of not being recovered (we increased our reserve for doubtful accounts in that amount during 2010), which represented approximately 1.2% of our total revenues (1.4% of the sum of aeronautical and non-aeronautical revenues) and 10.3% of our total accounts receivable as of December 31, 2010, before allowance for doubtful accounts.

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another, except if the passenger originated travel outside Mexico, thus limiting the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. See “Item 4, Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges.” According to the new agreements that took effect on November 1, 2009, an airline could have a grace period of up to a maximum of 60 days for payment on a case by case basis (not all airlines received the same grace period). If an airline wanted a grace period of any amount up to the 60-day limit, the airline was required to secure the grace period and the equivalent of 30 additional days with cash, bonds or other collateral equal to the charges the airline would incur during that period by taking into account the peak operational days for that specific airline during the last 12-month period. Thus, in the event of insolvency or suspension of operations by an airline, we would be able to collect passenger charges invoiced to that airline up to the value of the collateral. Although we would have a 30-day buffer beyond the grace period, our cash flows from operations or our results of operations could be negatively affected if such collateral were not sufficient to cover the outstanding debt. Thus, in the event of any suspension of operations by an airline, such as was the case with Grupo Mexicana, or insolvency, we would not be assured of collecting 100% of the amounts invoiced to that airline for passenger charges, nor could we be assured that we would recover, in the short term, the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

Additionally, some of our commercial clients have had difficulty making their payments to our airports. As a result, we have tried to renegotiate terms with many clients to keep them at our airports. Despite our efforts, however, some clients have decided to leave our commercial spaces and cancel their contracts. This could potentially have a negative effect on our revenues.

Our business is dependent on international regulations that affect Mexican airlines.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”

Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines were suspended; and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States. Approximately 13.8% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2010.

The FAA restored Mexico’s Category 1 rating on December 1, 2010. The FAA, however, may downgrade Mexico’s air safety rating in the future. We cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of Mexican airports.

The main domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future.

From 2000 to mid-2003, the principal domestic airlines operating at our 12 airports—Aeroméxico, Mexicana, Aeromar and Aeroméxico Connect—refused to pay certain increases in the specific prices we charge for aeronautical services. As part of this dispute, these airlines brought proceedings challenging the privatization of the Mexican airport sector and the methodology for calculating the maximum rate system applicable under the privatization of all of the airport groups in Mexico. See “Item 4, Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers”).

Although these prior disputes were resolved by 2006, because only a few airlines contribute a substantial portion of our revenues, our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, because of the current economic downturn, the airlines that generally operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years, which could adversely impact our results of operations.

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

A portion of the land comprising the Tijuana International Airport was expropriated by the Mexican government in 1970 pursuant to its power of eminent domain. Prior to its expropriation, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido. The former ejido participants have asserted indemnity claims against the Mexican government challenging the 1970 expropriation decree. Our Tijuana airport subsidiary has been joined in the proceedings, but only as an interested third party. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, received a judgment in its favor. The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be assessed. Depending on which particular area is to be restituted, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations. We have contested this latest ruling in a second appeal and are awaiting the decision of the court. See “Item 8, Legal Proceedings – Ejido Participants at Tijuana Airport.”

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

We remain subject to ongoing real estate tax claims that have been asserted against us by the municipal authorities of Mexicali, Tijuana, Puerto Vallarta, Guadalajara, La Paz and Hermosillo for the payment of property taxes with respect to the property on which we operate our airports in those cities, and similar claims have been and may be asserted by other municipal authorities where we operate our airports. We believe that under the law, the Mexican government, as the owner of the property upon which we operate our airports, would currently be responsible for paying these taxes directly if a court were to determine that these taxes must be paid in response to any future proceedings. See “Item 8, Financial Information – Legal Proceedings – Property tax claims by certain municipalities” for a full discussion of these property tax proceedings.

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

The Mexican tax authority (Servicio de Administración Tributaria, or “SAT”), in connection with its review of the year 2005, sent us official notices in 2008 and 2009 stating that, under its criteria, the fiscal amortization rate used for each of the Aguascalientes, La Paz, Los Mochis, Morelia and Mexicali airports’ concession values was incorrect. We initiated legal proceedings in federal tax court to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning the Company’s position on amortization. If the tax court determines that the airports are in violation, those airports would be required to modify their tax calculations since 2005, which could negatively affect our net income.

Risks Related to the Regulation of Our Business

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2008, 2009 and 2010, approximately 79.1%, 77.7% and 67.6% respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates (in 2010, 79.6% of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services). These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot provide assurance that we will not encounter difficulties in complying with these laws, regulations and instruments. Although our maximum rates through 2014 have been set, we cannot predict how our master development programs for the next five-year period from 2015 to 2019 will be determined. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the master development programs and the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that we or any of our airports will be profitable.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through 2014. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4, Information on the Company – Regulatory Framework – Aeronautical Services Regulation.” Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios al Productor), excluding petroleum). Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican laws and regulations that structure and influence our business, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company – Regulatory Framework – Aeronautical Services Regulation – Special Adjustments to Maximum Rates.” Therefore, there can be no assurance that any such request would be made or granted.

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

Historically, we have set the prices we charge for aeronautical services at each airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2008, 2009 and 2010 our revenues subject to maximum rate regulation represented 99.2%, 99.8% and 99.9% respectively, of the amount we were entitled to earn under the maximum rates for all of our airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

One factor that may significantly increase competition from other airports is the expansion of the permits of existing private airports that are currently not permitted to operate regular commercial routes. Under Mexican law, any privately held airport that has operated with a permit to give public service for at least five years automatically acquires the right to also operate regularly scheduled commercial flights and to receive a concession to operate as a public service airport. In addition, through an amendment proposed by the Ministry of Communications and Transportation and confirmed by the Presidency, an airport operating with a permit to provide public service could become an international airport. For example, the owner of a small private airport near Cabo San Lucas received a permit to offer public service in March 2008 from the Ministry of Communications and Transportation. On November 4, 2009, in response to a petition to the Ministry of Communications and Transportation, this airport was authorized to operate regular commercial routes for domestic and international flights. Accordingly, this airport could eventually begin operating commercial flights, domestic or international, and compete with our Los Cabos International Airport.

Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot provide assurance that we would participate in such process, or that we would be successful if we were to participate. Please see “Item 4, Information on the Company – Regulatory Framework – Penalties and Termination and Revocation of Concessions and Concession Assets – Grants of New Concessions” below.

The Ministry of Communications and Transportation could require us to monitor certain aircraft movements at our airports that we do not currently control, which could result in increased costs.

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) currently requires us to manage and control aircraft movements in and out of our arrival and departure gates and remote boarding locations directly at our Guadalajara International Airport. At our other airports, these aircraft movements are monitored directly by the Mexican Air Traffic Control Authority. Should the Mexican Air Traffic Control Authority require us to control these aircraft movements directly at any or all of our other ten airports in the future, our results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

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

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right (upon consultation with our Nominations and Compensation Committee) to appoint and remove our top-level executive officers, to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members), except for the Audit Committee whose members are selected according to Mexican and U.S. independence standards. AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring the approval of our shareholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers), these rights are not conditioned on whether or not the technical assistance agreement and the participation agreement remain in force. Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014 AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. Shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the shareholders’ meeting of AMP and ultimately at our shareholders’ meetings.

Recent disputes among AMP’s shareholders prevented voting on certain resolutions at our April 27, 2010 shareholders’ meetings, and eventually led to the suspension of trading of our shares on the Mexican Stock Exchange and NYSE from June 2, 2010 until June 14, 2010. The dispute among AMP’s shareholders has continued to affect our shareholders’ meetings as certain of the shareholders of AMP argue that our board of directors is improperly constituted and consequently that the meetings are invalid. Additionally, AMP’s shareholders have commenced litigation among each other and in some instances against the Company that could adversely affect or disrupt our operations. See “Item 7, Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 8 — Legal Proceedings—Litigation related to the dispute among our shareholders.” We cannot predict the consequences that could result from these conflicts or from any similar conflicts in the future. It is also not possible to predict if the disputes among AMP’s shareholders will result in deadlock at our shareholders’ meetings, or will distract our management or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that said conflicts could have on our business or results of operations. In addition, on April 25, 2011, we received a formal notice from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) in which it initiated a proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with the disputes among AMP’s shareholders during 2010 (See “Item 8 — Legal Proceedings—Infractions of the Mexican Securities Law alleged by the Comisión Nacional Bancaria y de Valores”).

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

Grupo México, S.A.B. de C.V. (“Grupo Mexico”) has stated in filings with the Securities and Exchange Commission that it holds, directly and indirectly, as of April 8, 2011, approximately 20% of our total outstanding capital stock. Grupo Mexico has commenced a legal proceeding seeking to modify our bylaws in a way that, if successful, could affect AMP’s special controlling rights described above, and as a consequence could materially affect our operations in a manner that we cannot predict. See “Item 9, Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws”.

On June 7, 2011, an individual shareholder who represents 0.0002% of our capital stock filed a lawsuit before the eleventh district civil matters judge in order to declare null our participation agreement and its annexes. The participation agreement and its annexes, as discussed above, were signed in 1999, in connection with the privatization of this airport group, by the Mexican government via the Ministry of Transportation and Communications, Nacional Financiera S.N.C. (“NAFIN”), a Mexican government-owned entity, Banco Nacional de Comercio Exterior, S.N.C. (National Exterior Commerce Bank or “BANCOMEXT”), Aeropuertos y Servicios Auxiliares (Mexican Airport and Auxiliary Services Agency or “ASA”), GAP and its subsidiaries and AMP. Also named as codefendants in this lawsuit were the shareholders of AMP, the shareholders of CMA, as well as, Laura Diez Barroso Azcárraga, Eduardo Sanchez Navarro Redo and Carlos Laviada Ocejo, as individuals.

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

Although we believe AMP satisfies all their requirements under the privatization guidelines and the participation agreement, there can be no assurance that allegations or official inquiries relating to AMP’s compliance with its obligations under those requirements will not take place. In the event of future inquiries or an official finding that AMP is or was not in compliance with the requirements of the privatization guidelines or the participation agreement, AMP could be subject to fines and the technical assistance agreement between us and AMP could be terminated, which could have a material effect on our operations. In addition, there can be no assurance that any such developments would not result in a material decrease in the market value of our shares or ADSs.

Risks Related to Mexico

Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

All of our operations are conducted in Mexico and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition or results of operations may be affected by the general condition of the Mexican economy, over which we have no control. In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We cannot assure that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. According to the Mexican National Statistical, Geographic and Information Institute (INEGI), GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. The Mexican economy has since rebounded, and gross domestic product in 2010 increased 4.6% compared to 2009.

While interest rates in Mexico have remained at historical lows, Mexico has had, and in the future may have, high real and nominal interest rates. The annualized interest rates for Mexican Treasury Bills (Cetes), issued for 28-day period averaged approximately 7.7%, 5.4%, and 4.4% for 2008, 2009 and 2010 respectively. As of June 10, 2011, the Interbank Equilibrium Interest Rate (Tasa de Interés Intercambiaria de Equilibrio; or “TIIE”) issued for 28-day period was 4.8%. To the extent that we incur Peso-denominated debt in the future, it could be at high interest rates.

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

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. For instance, the credit freeze and global recession that began in 2007 and continued into 2009 had a significant impact in Mexico. Mexico’s stock market fell 48% during that period. More recently, the second round of quantitative easing by the United States Federal Reserve which began in November 2010 produced a significant increase in Mexico’s stock market and in the price of commodities during the fourth quarter of 2010 and the first quarter of 2011.

In addition, economic conditions in Mexico are strongly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. We cannot provide assurance that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

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

National elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (PRI) with the election of President Vicente Fox Quesada, a member of the National Action Party (PAN) and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. On July 2, 2006, Felipe Calderon Hinojosa, also of the PAN, was elected to succeed him. While no single party currently has a majority in the Congress or Senate, the Congressional elections in July 2009 resulted in the PRI more than doubling its presence in the lower chamber of Mexico’s Congress, winning 237 of the 500 seats. In 2011, six gubernatorial elections are set to occur; these will set the stage for the July 1, 2012 presidential and legislative elections.

This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. The lack of a majority party in the legislature and the current lack of alignment between the legislature and the President could result in instability or deadlock and could result in economic or political conditions that could materially and adversely affect our operations.

We cannot provide assurance that Mexican political events, over which we have no control, will not have an adverse effect on our financial conditions, results of operations or the market price of our securities.

High incidences of crime in Mexico, and drug trafficking in particular, could adversely affect our business.

Travel alerts issued by the U.S. Department of State (Bureau of Consular Affairs), the most recent as of April 22, 2011 (the “Travel Warnings”), reported increasing violence as a result of gunfights involving the Mexican army, police and drug cartels in many towns and cities across Mexico but mostly occurring in certain cities in northern Mexico, including Ciudad Juárez, Tijuana, Chihuahua City, Nogales, Matamoros, Reynosa and Monterrey. According to the Travel Warnings, while millions of U.S. citizens safely visit Mexico each year, some are victims of violence.

According to the Travel Warnings, a number of states along the border and south-western Mexico continue to experience a rapid growth in many types of crimes. Robberies, homicides, petty thefts, and carjackings have all increased over the last year across Mexico, with notable spikes in Chihuahua, Sinaloa, and northern Baja California.

Higher incidences of crime throughout Mexico, and drug trafficking related violence in particular, could have an adverse affect on our business as it may decrease the international passenger traffic directed to Mexico from abroad.

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our Financial Statements are prepared in accordance with MFRS, which differ from U.S. GAAP in a number of respects. Items on the financial statements of a company prepared in accordance with MFRS may not reflect its financial position or results of operations in the way they would be reflected, if such financial statements had been prepared in accordance with U.S. GAAP. Please see Note 27 to our audited consolidated financial statements and “—Key Information – Selected Financial Data.”

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

The following are AMP’s current shareholders:

•

AENA Desarrollo Internacional, S.A. (“AENA”), owns 33.33% of AMP. AENA is a wholly-owned subsidiary of Aeropuertos Españoles y Navegación Aérea, a Spanish state-owned company that manages all airport operations in Spain. Aeropuertos Españoles y Navegación Aérea operates 47 airports in Spain and is one of the largest airport operators in the world. Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, requiring our strategic shareholder to have, among other qualifications, an operating partner and a Mexican partner, AENA is one of AMP’s two key partners, acting as its operating partner. In addition to its investment in AMP, AENA also directly manages four other airports in Latin America. In addition, AENA owns 10.0% of Airport Concessions and Development Limited, which owns a British airport company that operates thirteen airports in Europe, North America and Latin America through ownership, concession or management arrangements.

•

Controladora Mexicana (“CMA”) owns 33.33% of AMP. Controladora Mexicana is a Mexican joint venture company 50% owned by Pal Aeropuertos, S.A. de C.V. and 50% owned by Promotora Aeronáutica del Pacífico, S.A. de C.V.; Pal Aeropuertos, S.A. de C.V.

is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo, an individual Mexican investor with substantial interests in Mexican real estate; Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Diez Barroso Azcárraga and her husband, Carlos Laviada Ocejo. Mrs. Diez Barroso has extensive experience in the magazine publishing industry and currently serves on the boards of directors of Teléfonos de México, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V. and Royal Caribbean Cruises, Ltd.; Mr. Laviada Ocejo, an individual Mexican investor with substantial interests in real estate development and automobile dealerships in Mexico City, currently serves on the board of directors of Toyota Mexico Dealers, A.C. Pursuant to the privatization guidelines described above, Controladora Mexicana is AMP’s second key partner, acting as its Mexican partner.

•

Desarollo de Concesiones Aeroportuarias, S.A. (“DCA”), a subsidiary of Abertis Infraestructuras, S.A. (“Abertis”), owns 33.33% of AMP. Abertis is a leading infrastructure manager in Europe, carrying out projects in the fields of motorways, telecommunications, airports, parking and logistics parks. Abertis operates in 17 countries on three continents. Abertis is listed on the Spanish stock exchange (Bolsa de Madrid) and forms part of the Ibex 35 index.

In 1999, AMP paid the Mexican government a total of Ps. 2.45 billion (nominal pesos, excluding interest) (U.S.$ 261 million based on the exchange rates in effect on the dates of AMP’s bid) in exchange for:

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

Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. In 2010, this fee amounted to Ps. 128.4 million. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its shareholders during the term of the agreement. The agreement is scheduled to expire August 29, 2014, the same day the participation agreement expires. The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the master development programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

Since January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$ 4.0 million adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. Consumer Price Index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this Committee, see Item 6 herein.

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right (upon consultation with our Nominations and Compensation Committee) to appoint and remove our top-level executive officers, to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). According to Mexican and United States independence standards, the members of our Audit Committee must be independent. AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014 AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. In addition, shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the shareholders’ meeting of AMP and ultimately at our shareholders’ meetings.

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

AMP Shares in Bancomext Trust

As required under the participation agreement entered into in connection with the Mexican government’s sale of our Series BB shares to AMP, AMP has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C., or Bancomext. For a description of this trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Stockholders’ Agreement.”

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

In December 2009, the Ministry of Communications and Transportation approved our master development programs for each of our airports for the 2010 to 2014 period. This 5-year program took effect on January 1, 2010 and will be in effect through December 31, 2014.

The following table sets forth our historical capital expenditures, which reflect our actual expenditures (as compared to our committed investments, which are presented further below), by airport, for the years indicated. The substantial majority of these investments were made under the terms of our master development programs.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2008(1)		2009(1)		2010(1)
	(thousands of pesos)
Guadalajara	Ps.	160,491	Ps.	112,905	Ps.	226,622
Tijuana		38,512		70,814		138,429
Puerto Vallarta		26,723		35,718		144,709
Los Cabos		181,211		72,782		162,426
Hermosillo		22,271		57,904		49,682
Guanajuato		20,942		44,940		40,912
La Paz		10,215		27,036		24,562
Morelia		8,040		31,534		36,387
Mexicali		19,499		22,715		29,096
Aguascalientes		6,948		26,658		21,655
Los Mochis		13,120		17,924		15,604
Manzanillo		8,608		17,152		35,542
Other		5,394		4,032		9,887

Total	Ps.	521,974	Ps.	542,114	Ps.	935,513

(1)	As of December, 31, 2008, 2009 and 2010, the Company invested Ps. 223,530 thousand, Ps. 101,296 thousand and Ps. 227,373 thousand, respectively, in capital expenditures, which at those dates were unpaid. Therefore, the figures listed above do not reflect those investments.

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2008(1)		2009(1)		2010(1)
	(thousands of pesos)
Terminals	Ps.	138,161	Ps.	152,230	Ps.	192,718
Runways and aprons		312,754		262,511		267,776
Machinery and equipment		39,470		85,148		394,657
Other		31,589		42,225		80,362

Total	Ps.	521,974	Ps.	542,114	Ps.	935,513

(1)	As of December, 31, 2008, 2009 and 2010, the Company invested Ps. 223,530 thousand, Ps. 101,296 thousand and Ps. 227,373 thousand, respectively, in capital expenditures, which at those dates were unpaid. Therefore, the figures listed above do not reflect those investments.

During 2008, 2009 and 2010, 27.3%, 26.6% and 34.8% respectively, of our capital expenditures were funded by cash flows from operations, while the balance was funded with bank loans. We expect to continue funding the most significant portion of our capital expenditures in the future with new bank loans, however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures from 2008 through 2010 were allocated to the following types of investments at the majority of our airports:

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

•

Machinery and equipment. We invested in machinery and equipment such as fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, moving walkways, equipment for inspecting checked baggage and public information systems.

•	Other. We installed sewage treatment plants and systems at several of our airports, improved our drainage systems, and installed underground electric wiring systems at several of our airports.

The following tables set forth our estimated committed investments for each airport for 2010 through 2014 under our master development program. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation and have been adjusted by us to take into consideration increases in petroleum and steel prices since the Ministry’s approval. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Airport (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Guadalajara	Ps.	102,144	Ps.	197,050	Ps.	138,683	Ps.	210,340	Ps.	171,416
Tijuana		96,721		167,515		27,304		8,300		3,432
Puerto Vallarta		113,328		186,583		92,500		24,200		21,800
Los Cabos		151,232		342,352		192,200		38,010		30,800
Hermosillo		18,173		24,675		12,900		2,032		13,300
Guanajuato		13,311		35,464		37,687		6,495		3,000
La Paz		2,200		2,800		8,500		41,290		2,750
Morelia		14,106		10,270		13,468		2,758		634
Mexicali		7,700		6,900		7,295		10,684		1,680
Aguascalientes		6,329		4,846		1,450		7,144		550
Los Mochis		13,400		8,300		19,300		24,910		2,700
Manzanillo		15,260		2,700		10,930		35,186		1,669

Total	Ps.	553,904	Ps.	989,455	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007 based on the Mexican Production, Merchandise and Construction Price Index (Índice Nacional de Precios a la Construcción, CP165 – Materiales, alquiler de maquinaria y remuneraciones), which is the index that the Ministry of Communications and Transportation confirmed applies in restating those values.

The following tables set forth our estimated committed investments for 2010 through 2014 by type of investment:

Estimated Committed Investments by Type (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Terminals	Ps.	98,518	Ps.	453,053	Ps.	285,725	Ps.	164,669	Ps.	101,914
Runways and aprons		241,492		328,073		140,743		144,501		105,523
Machinery and equipment		117,655		83,700		62,630		38,902		33,225
Other		96,239		124,629		73,119		63,277		13,069

Total	Ps.	553,904	Ps.	989,455	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007 based on the Mexican Production, Merchandise and Construction Price Index, which is the index that the Ministry of Communications and Transportation confirmed applies in restating those values.

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised.

The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. In December 2009, we signed a supply contract with Rapiscan Systems for the purchase and installation of new baggage screening equipment which is expected to be complete during 2011. To date, the installation has been completed in 6 of our 12 airports. Although we incurred significant capital expenditures installing this screening system, we believe that the operation of this equipment is the responsibility of our airline customers under the Mexican Airport Law. However, if it is determined that it is our responsibility to operate the screening systems, we would do so only after we reach a written agreement with our airline customers regarding the allocation of cost and responsibility. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment.

Differences between estimated committed investments and historical capital expenditures for 2010 are due primarily to the baggage screening equipment. During 2010, we paid Ps. 243.3 million for this equipment using funds placed in a trust for this purpose in 2009. The remaining committed investments were contemplated by our master development programs for the 2005-2009 period.

We expect to fund the most significant portion of our capital investments in the short-term and long-term through bank loans. We allocated a majority of our investments for the 2010 – 2014 period to our four largest airports. In particular, investments have been, and will continue to be, dedicated to expanding and remodeling the Guadalajara, Puerto Vallarta, Tijuana and Los Cabos international terminals.

BUSINESS O VERVIEW

Our Operations

We hold concessions to operate 12 airports, which serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations (Puerto Vallarta, Los Cabos, La Paz and Manzanillo), and a number of mid-sized cities (Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis). Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 28.2 million according to the INEGI. All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government. All revenue amounts reported in this “Business Overview” section for 2010 include revenues from improvements to concession assets; however, in some cases we include discussion surrounding only aeronautical and non-aeronautical revenues or the sum of both. See the introduction to “Selected Financial Data” in Item 3 for a discussion of the reasons for using aeronautical and non-aeronautical revenues for certain comparisons. We specifically state when either aeronautical or non-aeronautical revenues are being used. Because these amounts are derived from our business operations, these figures may in some cases be more useful to you because those revenues stem from the key drivers of our business, passenger traffic and our maximum rates.

Our airports handled approximately 19.3 million and 20.2 million terminal passengers in 2009 and 2010, respectively, which we believe makes us the second largest private airport operator in the Americas. As of December 31, 2010, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Airport and Auxiliary Services Agency. According to figures of the Mexican Airport and Auxiliary Services Agency, our commercial aviation passenger traffic accounted for approximately 26.7% and 26.0% of all arriving and departing commercial aviation passengers in Mexico in 2009 and 2010, respectively. In 2010, we recorded total revenues of Ps. 4.37 billion, of which Ps. 3.72 billion corresponds to the sum of aeronautical and non-aeronautical revenues, and net income of Ps. 1.50 billion.

Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2010, ranked as the busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2010, according to the Mexican Bureau of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Guadalajara-Tijuana and Mexico City-Tijuana which ranked fourth and fifth among the busiest domestic routes in Mexico in 2010, according to the Mexican Bureau of Civil Aviation.

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

Principal Mexican Airports by Passenger Traffic

Airport	2010 Commercial Aviation Passengers(1) (in thousands)
Mexico City	24,119.3
Cancún	12,459.8
Guadalajara*	6,953.9
Monterrey	5,380.4
Tijuana*	3,649.5
Los Cabos*	2,745.5
Puerto Vallarta*	2,735.5
Toluca	2,270.8
Mérida	1,146.9
Hermosillo*	1,138.3

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Source: Mexican Airport and Auxiliary Services Agency and company data.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2010, our Guadalajara International Airport and our Tijuana International Airport constituted Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2009 and 2010, our Guadalajara International Airport and Tijuana International Airport together represented approximately

51.1% and 52.4%, respectively, of our terminal passenger traffic and 47.1% and 48.4% of our total revenues, respectively (in 2010, they represented 49.6% of the sum of aeronautical and non-aeronautical revenues).

Four of our airports, Puerto Vallarta International Airport, Los Cabos International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s third largest international tourist destination and Los Cabos the fourth in terms of visitors in 2010, according to the Mexican National Institute of Migration (Instituto Nacional de Migración or “INM”). Puerto Vallarta and Los Cabos attracted approximately 2.7 million terminal passengers each, in 2010. In 2010, our Puerto Vallarta International Airport and Los Cabos International Airport together represented 27.1% of our terminal passengers and 32.5% of our total revenues (33.8% of the sum of aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 22.6 million international tourists in 2010, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2010 in terms of international tourist arrivals and ranked second in income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

The remaining six airports in our group serve mid-sized cities—Hermosillo, León, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, León, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (León, Morelia and Los Mochis). Of these six airports, Hermosillo has the greatest passenger traffic volume. In 2010, Hermosillo accounted for approximately 5.6% of our terminal passenger traffic and 4.1% of our total revenues (4.3% of the sum of aeronautical and non-aeronautical revenues). In 2010, our six airports serving mid-sized cities accounted for approximately 16.9% of our terminal passenger traffic and 14.7% of our total revenues and of the sum of our aeronautical and non-aeronautical revenues.

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2008, 2009 and 2010 aeronautical services revenues represented approximately 79.1%, 77.7% and 67.6% respectively, of our total revenues (in 2010, aeronautical services represented 79.6% of the sum of aeronautical and non-aeronautical revenues). All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

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

Before the opening of Mexico’s airports to private investment, all airports in Mexico had entered into agreements with national and foreign airlines under which the airlines were obligated to collect all passenger charges on behalf of the airports in exchange for being given a period of time in which to reimburse those passenger charges to the airports. The length of the reimbursement period was tied to the interest rate on short-term Mexican Treasury Bills, or “Cetes”, in order to allow airlines to accumulate interest that would compensate them for the costs they incurred in collecting those passenger charges.

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

During 2009, however, we again renegotiated our passenger charges collection agreements with all of our airline customers. By November 2009 we had reached agreements with all of our airline customers. Under the new agreements, airlines requesting payment period extensions are obligated to: i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days (depending on each airline) after the “operational average date” (no longer than the invoice date) for such charges; and ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport by airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed upon level and if it does not do so, must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays one of our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than 7 days after payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2010, under the new agreement we received payments within a period no longer than 60 days.

In December 2006 we renewed our agreement with the Air Transportation Chamber, pursuant to which, in March 2007, we increased domestic passenger charges by amounts ranging from 7.3% to 17.3% at all of our airports and increased international passenger charges by amounts ranging from 7.3% to 15.3% at all of our airports. In February 2010, we signed a new agreement that allowed a 10.1% increase in the maximum passenger charges rate for 2010 and an increase in the rest of our specific tariffs equal to the average increases of the Mexican Consumer Price Index and the Mexican Producers Price Index excluding petroleum published by the Mexican Central Bank for 2010. In March 2011, we published our rate for passenger charges and specific tariffs for 2011, which increased by an average of 4.7% at all of our airports in accordance with the Mexican Consumer Price Index and the Mexican Producers Price Index excluding petroleum published by the Mexican Central Bank.

On December 30, 2009, the new maximum tariffs for our airports for the 2010 – 2014 five-year period were published in the Official Gazette of the Federation (Diario Oficial de la Federación). The combined maximum tariffs are expressed in workload units for each airport and were determined based on: i) projected workload units (expressed in cargo-work units, whereby each cargo-work unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes), ii) the capital investments and iii) the operating expenses included in the master development program authorized for the 2010-2014 period. The maximum tariffs for the 2010-2014 period are expressed in pesos as of December 31, 2007 and will be adjusted by the level of inflation according to the Producers Price Index excluding petroleum and by the efficiency factor at the end of any given period. Since the inflation for each applicable year as measured in terms of the variation of the Producer Price Index excluding petroleum is not known at the beginning of the application of the maximum tariffs negotiated with the DGAC, the adjustment for inflation is not included in the maximum rates as set at the beginning of each five-year period.

Although the Ministry of Communications and Transportation may in some cases authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

International passenger charges are currently dollar-denominated, but are invoiced and collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2008, 2009 and 2010, passenger charges represented approximately 82.5%, 82.4% and 82.9% respectively, of our aeronautical services revenues and approximately, 65.3%, 64.0% and 56.1%, respectively, of our total revenues (in 2010, passenger charges represented 66.0% of the sum of aeronautical and non-aeronautical revenues). Passenger charges vary at each of our airports and are based on the destination of each flight. Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2008, 2009 and 2010, aircraft landing charges represented approximately 5.3%, 5.5% and 5.2%, respectively, of our aeronautical revenues and 4.2%, 4.2% and 3.5%, of our total revenues (in 2010, aircraft landing charges represented 4.1% of the sum of aeronautical and non-aeronautical revenues).

Aircraft Parking Charges

We collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We collect aircraft parking charges for aircraft that are loading and unloading passengers or cargo as well as for long-term aircraft parking that does not involve the loading or unloading of passengers or cargo. Aircraft parking charges that involve loading and unloading passengers or cargo vary based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client, while charges for long-term parking vary based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons. During 2008, 2009 and 2010 these charges represented 4.6%, 4.8% and 4.7%, respectively, of our aeronautical revenues and 3.6%, 3.8% and 3.2%, respectively, of our total revenues (in 2010, aircraft parking charges represented 3.8% of the sum of aeronautical and non-aeronautical revenues).

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Since April 1, 2005, charges for use of passenger walkways continue to be assessed as described above, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles have been determined based on the number of trips taken between the terminal and the aircraft. Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Guanajuato international airports. During 2008, 2009 and 2010, these charges represented approximately 0.6%, 0.8% and 0.8% respectively, of our aeronautical services revenues and approximately 0.5%, 0.6% and 0.5%, respectively, of our total revenues (in 2010, charges for the use of passenger walkways represented 0.6% of the sum of aeronautical and non-aeronautical revenues).

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly. In 2008, 2009 and 2010, these charges represented approximately 1.4%, 1.4% and 1.3%, respectively, of our aeronautical services revenues and approximately 1.1%, 1.1% and 0.9%, respectively, of our total revenues (in 2010, security charges represented 1.0% of the sum of aeronautical and non-aeronautical revenues).

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

Complementary Services

At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2008, 2009 and 2010, revenues from complementary service fees represented approximately 1.7%, 1.6% and 1.7% of our aeronautical revenues services, respectively, and approximately 1.4%, 1.2% and 1.2%,respectively, of our total revenues (in 2010, revenues from complementary service fees represented 1.3% of the sum of aeronautical and non-aeronautical revenues).

We currently maintain contracts with 22 companies that provide the majority of these complementary services at our 12 airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there are no third parties providing such services. For example, SEAT, which is controlled by Aeroméxico and Mexicana (until August 2010) through a joint venture, currently provides the majority of the baggage handling services at our airports. If the third parties currently providing these services ceased to do so, we would be required to provide these services or find other third parties to provide such services.

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

While we have been required to provide screening services for checked baggage since 2006, we have not provided any such services and therefore received no revenues for baggage screening in 2008, 2009 and 2010. In December 2009 we entered into a supply agreement with Rapiscan Systems in order to provide and install a system for the screening of all of checked baggage, and we are in the process of installing such equipment, with completion expected during 2011.

Leasing of Space to Airlines

In addition, we derive regulated revenues from leasing to airlines space in our airports that is necessary for their operations, such as ticket counters, monitors and back offices. In 2008, 2009 and 2010, leasing of space to airlines represented approximately 3.9%, 3.6% and 3.3% of our aeronautical revenues services, respectively, and approximately 3.1%, 2.8% and 2.2%, respectively, of our total revenues (in

2010, revenues from leasing of space to airlines represented 2.6% of the sum of aeronautical and non-aeronautical revenues).

Cargo Handling

In 2010, our 12 airports handled approximately 160.5 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 81.4% of the cargo handled by our 12 airports in 2010. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

Non-aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services has increased in recent years from approximately 18.6% in 2006 to approximately 20.2% in 2010. We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside our terminals, and we are additionally beginning to focus on developing commercial spaces outside of our terminal buildings. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

We currently have the following types of commercial activities in each of our airports:

•

Parking facilities— Our main car parking facilities are at the Guadalajara International Airport and Tijuana International Airport, which together represented 72.8% of our total revenues from car parking services in 2010, and represented more than 30% and 48%, respectively, of our non-aeronautical revenues from those airports. Until July 2008, the car parking facilities at the Guadalajara International Airport were managed through a service contract pursuant to which we paid 22% of the revenues of the parking facility to a third party for its operation and maintenance. In July 2008, we renegotiated and signed a new 12-month service contract under which we paid a fixed monthly fee in exchange for operation of the parking facility. In December 2008, we negotiated for the early termination of this service contract and since then we have been operating the car parking facility at that airport.

Since 2009, we have been directly operating the car parking facilities at all of our airports. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking.

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

Domestic passengers represented approximately 65.4% of our terminal passenger traffic in 2010. In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States. Based on surveys and studies to understand the consumption habits of our passengers completed during 2010 at the Guadalajara International Airport, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers.

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. In 2010, revenues from non-aeronautical services in our airports accounted for 17.3% of our total revenues (20.2% of the sum of aeronautical and non-aeronautical revenues) generated by our airports. As the main part of our business strategy, since we took over control of our airports we have made it a priority to increase our revenues from commercial activities in our airports by:

•	Redesigning and expanding the space available in our airport terminals allocated to commercial activities.

In order to increase our revenues from commercial activities, we have focused on expanding and redesigning the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports, increasing their exposure to the commercial areas of our airports.

In 2008, we completed two ambitious commercial redesign projects at the Los Cabos Terminal 1 and in the domestic departures area in the Guadalajara International Airport. In 2008, we completed the expansion of the parking building in the Guadalajara International Airport bringing the number of parking spaces from 1,500 to 3,000. In 2009, new space became available in the Guadalajara International Airport’s domestic arrivals area and allowed us to create a 200 square meter retail area. During 2010, no additional commercial space was added to our airports, but during 2011, we will add a new food court in the Guadalajara International Airport which we anticipate will be completed in the third quarter 2011. During 2012, we expect to finish the construction of Terminal 4 at the Los Cabos airport, adding 1,000 square meters of commercial space and transferring 200-square meters of commercial space from Terminal 3 to Terminal 4. Additionally, in the Puerto Vallarta airport we will add 200 square meters during 2011. At the Tijuana airport, we expect to expand our terminal building by an additional 6,000 square meters by the end of 2011. In addition, we will continue to focus on optimizing our use of the existing space.

•	Renegotiating agreements with terminal tenants to be more consistent with market practices.

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 88.1% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 97.5% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

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

In some cases these long-term leases also gave the third-party operators the right to operate not only commercial activities, but also passenger walkways, transportation and other activities in the commercial areas subject to the leases. We acquired our concessions from our predecessor subject to these long-term lease obligations and have sought to recover the third parties’ lease rights. In prior years we recovered, by compensating leaseholders for early termination of their leases, several significant leases previously held by third parties who managed our commercial areas and received all revenues from the operations in those areas. We now manage several of those areas directly and have thereby increased our revenues from commercial activities.

As of May 31, 2011 the only material commercial activity at our airports that remains subject to a third-party lease under which we receive only nominal revenue is the hotel at Guadalajara International Airport. A third party, Coco Club, was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the commercial space at our Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure at the airport. In September 1998, Coco Club transferred all of these rights to another third party except for the right to operate the hotel for a period of 15 years beginning in March 1993. In May 2004, we recovered the right to operate the commercial areas previously operated by the third party. Subject to the satisfaction of certain conditions, and only if those specific conditions were satisfied, Coco Club had the right to renew the contract and continue operating the hotel for another 15-year period starting in March 2008 at below-market rates. Because we do not believe that Coco Club satisfied all such conditions, we did not renew the lease in 2008. However, Coco Club maintained possession of the hotel. As a consequence, in April 2008 we initiated legal proceedings against Coco Club to regain possession of the hotel due to Coco Club’s failure to satisfy all conditions in the prior lease agreement. These legal proceedings remain pending.

Revenues from improvements to concession assets

In 2010 we adopted INIF 17, which requires that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. Once quantified, revenues should follow the relevant recognition criteria taking into account the nature of the service rendered. Accordingly, when the operator provides construction or improvement services, revenues associated with such services should be recognized using the percentage-of-completion method while revenues from operating services should be recognized as services are rendered. INIF 17 also references the supplemental application of International Accounting Standard 18, Revenues. As a result, in 2010 we recognized revenues from improvements to concession assets. Revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic (the main driver of our revenues).

Marketing Activities

We focus our marketing activities, with respect to aeronautical services, on participation in business conferences organized by the International Air Transport Association (“IATA”), including the annual “Schedules” and “Commercial Strategy” conferences. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. To lease properties and obtain related non-aeronautical services revenues, we principally rely on advertising through traditional local distribution channels, including newspapers.

Our Airports

In 2010, our airports served a total of approximately 20.2 million terminal passengers. In 2010, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 52.4% of our total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main airports serving popular tourist destinations, together accounted for approximately 27.1% of our total terminal passenger traffic in 2010. Hermosillo International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.6% of our total terminal passenger traffic in 2010.

All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the airports for the years indicated.

Sum of aeronautical and non-aeronautical revenues by airport

	Year ended December 31,
	2008		2009		2010
	(thousands of Pesos)
Guadalajara	Ps.	1,163,847	Ps.	1,115,670	Ps.	1,317,889
Tijuana		465,185		422,710		525,471
Puerto Vallarta		585,226		527,723		582,851
Los Cabos		585,935		566,592		624,562
Hermosillo		156,487		151,856		159,924
Guanajuato		177,688		148,654		159,212
La Paz		81,916		81,754		90,464
Morelia		80,880		79,677		77,726
Mexicali		70,700		65,873		66,956
Aguascalientes		58,626		44,614		47,762
Los Mochis		29,963		30,243		36,230
Manzanillo		34,332		30,874		27,519

Total	Ps.	3,490,785	Ps.	3,266,240	Ps.	3,716,566

The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

Year Ended December 31,

	2008			2009			2010
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total Passengers:
Guadalajara	7,193,217	216,138	7,409,355	6,453,078	68,252	6,521,330	6,953,861	40,830	6,994,691
Tijuana	3,968,725	42,808	4,011,533	3,407,420	33,943	3,441,363	3,649,477	48,507	3,697,984
Puerto Vallarta	3,280,692	18,983	3,299,675	2,645,332	8,242	2,653,574	2,735,272	7,883	2,743,155
Los Cabos	2,989,024	38,848	3,027,872	2,620,403	35,286	2,655,689	2,745,528	18,259	2,763,787
Hermosillo	1,284,794	139,441	1,424,235	1,174,372	91,652	1,266,024	1,138,308	77,346	1,215,654
Guanajuato	1,102,782	14,438	1,117,220	886,127	4,189	890,316	853,828	5,570	859,398
La Paz	519,834	44,414	564,248	512,555	11,060	523,615	558,820	9,397	568,217
Morelia	524,195	27,804	551,999	447,578	6,021	453,599	429,677	3,652	433,329
Mexicali	533,756	3,907	537,663	470,909	3,644	474,553	461,356	12,118	473,474
Aguascalientes	421,877	11,038	432,915	284,539	914	285,453	294,125	1,093	295,218
Los Mochis	213,792	46,499	260,291	206,017	27,066	233,083	243,272	23,041	266,313
Manzanillo	219,102	1,990	221,092	178,120	688	178,808	159,677	2,912	162,589

Total	22,251,790	606,308	22,858,098	19,286,450	290,957	19,577,407	20,223,201	250,608	20,473,809

	2008			2009			2010
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Departing Passengers:
Guadalajara	2,493,236	1,157,072	3,650,308	2,180,481	1,072,057	3,252,538	2,357,845	1,159,774	3,517,619
Tijuana	1,890,714	21,143	1,911,857	1,644,882	19,355	1,664,237	1,755,332	20,138	1,775,470
Puerto Vallarta	427,843	1,224,550	1,652,393	351,938	978,315	1,330,253	346,305	1,026,329	1,372,634
Los Cabos	437,177	1,064,752	1,501,929	402,907	918,345	1,321,252	365,441	1,013,982	1,379,423
Hermosillo	546,149	53,078	599,227	513,466	41,650	555,116	506,784	41,548	548,332
Guanajuato	324,597	234,453	559,050	246,088	196,940	443,028	237,786	188,951	426,737
La Paz	242,692	23,550	266,242	244,816	15,537	260,353	274,016	12,026	286,042
Morelia	167,866	97,249	265,115	117,224	104,832	222,056	118,324	98,712	217,036
Mexicali	243,857	3,234	247,091	221,385	2,528	223,913	217,716	2,154	219,870
Aguascalientes	158,498	56,112	214,610	105,934	37,640	143,574	106,161	41,423	147,584
Los Mochis	100,446	7,170	107,616	96,593	4,781	101,374	117,433	4,170	121,603
Manzanillo	54,963	55,507	110,470	45,291	44,078	89,369	37,016	42,661	79,677

Total	7,088,038	3,997,870	11,085,908	6,171,005	3,436,058	9,607,063	6,440,159	3,651,868	10,092,027

	2008			2009			2010
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Arriving Passengers:
Guadalajara	2,544,231	998,678	3,542,909	2,253,081	947,459	3,200,540	2,414,670	1,021,572	3,436,242
Tijuana	2,049,892	6,976	2,056,868	1,733,952	9,231	1,743,183	1,864,854	9,153	1,874,007
Puerto Vallarta	480,668	1,147,631	1,628,299	386,649	928,430	1,315,079	384,855	977,783	1,362,638
Los Cabos	457,342	1,029,753	1,487,095	407,339	891,812	1,299,151	385,763	980,342	1,366,105
Hermosillo	641,407	44,160	685,567	581,883	37,373	619,256	556,121	33,855	589,976
Guanajuato	356,976	186,756	543,732	281,679	161,420	443,099	272,015	155,076	427,091
La Paz	230,582	23,010	253,592	236,670	15,532	252,202	261,167	11,611	272,778
Morelia	160,173	98,907	259,080	117,896	107,626	225,522	124,207	88,434	212,641
Mexicali	285,375	1,290	286,665	245,900	1,096	246,996	240,598	888	241,486
Aguascalientes	165,021	42,246	207,267	112,356	28,609	140,965	115,119	31,422	146,541
Los Mochis	104,074	2,102	106,176	104,136	507	104,643	121,189	480	121,669
Manzanillo	54,666	53,966	108,632	45,852	42,899	88,751	39,837	40,163	80,000

Total	7,530,407	3,635,475	11,165,882	6,507,393	3,171,994	9,679,387	6,780,395	3,350,779	10,131,174

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2010.

Capacity by Airport (2010)

Airport	Peak air traffic movements per hour(1)	Runway capacity(2)
Guadalajara	38	39
Tijuana	17	31
Puerto Vallarta	26	29
Los Cabos	26	37
Hermosillo	18	29
Guanajuato	11	13
La Paz	11	18
Morelia	10	11
Mexicali	8	19
Aguascalientes	7	16
Los Mochis	11	12
Manzanillo	7	11

(1)	Includes Commercial and General Aviation Operations.
(2)	Air traffic movements per hour.

The following table sets forth the air traffic movements for each of our airports for the years indicated.

Air Traffic Movements by Airport(1)

	For the year ended December 31,
	2008	2009	2010
Guadalajara	152,354	131,721	133,323
Tijuana	55,104	45,218	46,283
Puerto Vallarta	49,899	41,633	42,705
Los Cabos	41,529	36,423	36,175
Hermosillo	45,944	43,514	42,584
Guanajuato	28,741	26,183	26,537
La Paz	21,996	19,162	20,510
Morelia	17,716	15,060	14,914
Mexicali	12,237	11,177	11,798
Aguascalientes	12,782	10,878	12,262
Los Mochis	18,973	17,577	17,346
Manzanillo	7,799	6,461	7,237

Total	465,074	405,007	411,674

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movement by Airport (1)

	Year ended December 31,
	2008	2009	2010
Guadalajara	48.63	49.51	52.46
Tijuana	72.79	76.10	79.90
Puerto Vallarta	66.12	63.74	64.23
Los Cabos	72.90	72.91	76.40
Hermosillo	30.99	29.09	28.55
Guanajuato	38.87	34.00	32.38
La Paz	25.65	27.32	27.70
Morelia	31.15	30.11	29.06
Mexicali	43.93	42.45	40.13
Aguascalientes	33.86	26.24	24.08
Los Mochis	13.71	13.26	15.35
Manzanillo	28.34	27.67	22.46

Average of all airports	49.14	48.34	49.73

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category (1)

	Year ended December 31,
	2008	2009	2010
Commercial Aviation	355,985	301,179	301,421
Charter Aviation	19,623	16,569	17,753
General Aviation and other	89,466	87,259	92,500

Total	465,074	405,007	411,674

(1)	Includes departures and landings for all 12 airports.

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

On August 28, 2010, Grupo Mexicana de Aviación or “Grupo Mexicana”, which operated through its three subsidiaries, Compañía Mexicana de Aviación (Mexicana), Aerovías Caribe, S.A. de C.V. (Mexicana Click), and Mexicana Inter, S.A. de C.V. (Mexicana Link), suspended operations indefinitely. On the day Grupo Mexicana suspended operations, they were operating at 10 of our 12 airports (Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Guanajuato, La Paz, Morelia, Mexicali, Los Mochis, and Manzanillo). Furthermore, during 2009, Grupo Mexicana represented 12.6% of the sum of our aeronautical and non-aeronautical revenues. During the first half of 2010, Grupo Mexicana transported 1,869,636 total passengers in our network representing 18.3% of our total passengers. This made Grupo Mexicana our third most important airline group in terms of the number of passengers transported within our airports (the first being Grupo Aeroméxico and the second being Volaris). During the first half 2010, Grupo Mexicana operated a total of 13 exclusive routes (as sole operator), on which 403,384 passengers were transported and 14 dominated routes (in which Grupo Mexicana’s market share was greater than 50%), in which 344,680 passengers were transported. The remaining passengers were transported on a total of 30 competitive routes (routes in which Grupo Mexicana’s market share was less than 50%), which transported a total of 1,121,572 passengers.

During 2009 and the first half 2010, aeronautical revenues from Grupo Mexicana represented 16.2% and 17.0% of our total aeronautical revenues, respectively. As of August 28, 2010, we had a pending balance due from Grupo Mexicana of Ps. 49.9 million. Of this amount, Ps. 41.2 million corresponds to passenger charges, which Grupo Mexicana collected on behalf of our airports from passengers of Mexicana, Click or Link through August 27, 2010. We have yet to be receive this amount, but in Grupo Mexicana’s insolvency proceeding or bankruptcy, this amount is not expected to be considered as part of Grupo Mexicana’s liabilities subject to its creditors as it is our exclusive property. In the event that it should appear that we will not be paid these amounts, we plan to initiate the necessary legal proceedings so that the judges and legal authorities overseeing the insolvency petition prioritize our claim for its passenger charges.

Guadalajara International Airport

Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, the Guadalajara International Airport was the third busiest in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2010, the Guadalajara International Airport accounted for approximately 34.4% of our terminal passenger traffic.

In 2010, a total of 6.9 million terminal passengers were served by Guadalajara International Airport. Of the terminal passengers in 2010, 68.6% were domestic and 31.4% were international passengers. Of the airport’s international passengers, we estimate that a significant portion are Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 14 airlines operate at the airport; the principal ones being Aeroméxico, Aeroméxico Connect, Volaris and Interjet. The main non-Mexican airlines operating at the airport are Continental

Airlines, American Airlines, Delta Airlines and US Airways. Airlines operating at the airport reach 37 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular.

Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 5 million inhabitants. Guadalajara is Mexico’s second largest city in terms of population, and is the capital of the state of Jalisco, the country’s third largest state in terms of population. As a major hub for the Mexican national highway system, the city of Guadalajara is an important center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is an important agricultural producer, making Guadalajara an important center for agricultural commerce. The state is an important contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters, and the other with a length of 1,770 meters, as well as a full parallel taxiway. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an instrument landing system (ILS) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 24,850 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 1,825 square meters. The main commercial terminal has 18 gates and 21 remote boarding positions. Of the 18 gates, eight serve international flights and ten serve domestic flights. Of the international gates, three have air bridges, and of the domestic gates, five have air bridges. Additionally there are eleven remote positions used for the regional flights commonly used by Aeroméxico Connect.

On May 31, 2004, we recovered the rights to operate the most lucrative commercial space (comprising approximately 1,300 square meters) in and leading to the domestic departure area, which had been operated by a third party under a long-term agreement. As part of our business strategy, during 2010 we began changing the profile and category of service of almost all of the stores to better-known brands. We have plans to complete this process by the end of 2011. The airport has an onsite hotel operated by a third party from which we derive no revenues.

We have continued to take significant steps to modernize and expand the Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. In addition, between 2007 and 2009 we completed the expansion of the international baggage claim area, the expansion of the domestic and international gate areas, the international arrival area and the opening of a ground transportation terminal with an area of 8,116 square meters. We also remodeled an additional 2,120 square meters in these areas to provide better service to our passengers and to expand some commercial spaces in the domestic arrival area. We also completed the expansion of the main parking facility in August 2008. Approximately 2,150 square meters of these renovations are devoted to commercial activities. During 2011, we expect to complete construction of 560 square meters of commercial areas including a new food court.

Tijuana International Airport

Tijuana International Airport is our second most important airport in terms of passenger traffic, the second in air traffic movements and the fourth in contribution to the sum of aeronautical and non-

aeronautical revenues. In 2010, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010, it accounted for approximately 18.1% of our terminal passenger traffic.

In 2010, Tijuana International Airport served a total of 3.6 million terminal passengers. Approximately 99.2% of those terminal passengers were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including the municipalities of Ensenada, Tecate and Rosarito. With a population of approximately 1.6 million, Tijuana is the largest city in the state. Currently, in terms of population, the state of Baja California is the second largest maquiladora center in Mexico, according to the Mexican National Institute of Statistics.

A total of seven airlines operate at the airport; the principal ones are Volaris and Aeroméxico. Airlines operating at this airport provide service to 26 destinations. Of these destinations, Guadalajara, Mexico City and Toluca are the most popular. In addition, Aeroméxico flies twice weekly from Tijuana to Tokyo and Shanghai.

Tijuana International Airport currently operates 17 hours daily between the hours of 7:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for other aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,960 meters and a full parallel taxiway. The runway capacity at this airport is 31 air traffic movements per hour. The airport also has an instrument landing system (ILS) that assists pilots in poor weather. It has 23 gates serving both domestic and international travelers and six remote boarding positions. Of the 18 gates, ten have air bridges.

In 2010, approximately 14.4 thousand metric tons of cargo were transported through the airport.

During 2010 we began remodeling and adding 6,000 square meters of additional space to our terminal building and expect to finish construction during the third quarter of 2011.

A portion of the land comprising Tijuana International Airport was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Legal Proceedings – Ejido Participants at Tijuana Airport.”

Los Cabos International Airport

Los Cabos International Airport is our third most important airport in terms of passenger traffic, our fifth most important airport in terms of air traffic movements and second most important airport in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2010, Los Cabos International Airport accounted for approximately 13.6% of our terminal passenger traffic.

Approximately 2.7 million terminal passengers were served by the airport in 2010. Approximately 72.6% of the terminal passengers were international passengers. The airport serves primarily tourists visiting San José del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur.

A total of 21 airlines operate at the airport with Alaska Airlines, American Airlines, US Airways and Continental being the principal ones. Airlines operating at this airport provide service to 33 destinations. Of these destinations, Mexico City, Los Angeles and Phoenix are the most popular.

Los Cabos International Airport is located approximately 13 kilometers from the city of San José del Cabo, in the state of Baja California Sur. In 2010, the number of visitors to Los Cabos (San José del Cabo and the nearby city of Cabo San Lucas) was 1.5 million, according to the Mexican Immigration Institute. Visitors to this area are generally affluent, and include golfers who enjoy world-class courses, as well as sports fishing and scuba diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters. We believe a growing percentage of visitors to Los Cabos consist of recurring visitors as the popularity and availability of time-shares in the area has increased over recent years.

Los Cabos International Airport’s standard operating hours are from 7:00 a.m. to 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,000 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 37 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters (157,200 square feet) and Terminal 3 occupies approximately 10,600 square meters (114,100 square feet). The airport has 12 gates and 12 remote boarding positions. In addition, the airport has a general aviation and a Fixed Base Operations terminal (FBO), Terminal 2, occupying 1,961 square meters. During 2007 and 2008, we developed a new FBO building to redistribute commercial and private flight flows, and to provide additional space for future growth. We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport. In 2010, approximately 27.0% of the sum of our aeronautical and non-aeronautical revenues generated at the Los Cabos International Airport was derived from commercial businesses, a percentage that is higher than at any other airport in our group.

During 2011, we began the expansion of the Terminal 4 building and as part of the expansion we will add an additional 1,000 square meters of commercial space, mainly to improve the space for duty free, retail and food and beverage stores.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important airport in terms of passenger traffic and third in terms of air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010, it accounted for approximately 13.5% of our terminal passenger traffic.

In 2010, 2.7 million terminal passengers traveled through Puerto Vallarta International Airport. We estimate that 73.3% of these terminal passengers were international passengers and 26.7% were domestic passengers. The airport primarily serves foreign tourists and is a popular tourist destination in Mexico.

A total of 25 airlines operate at the airport; the principal ones are Alaska Airlines, Continental and US Airways. Airlines operating at this airport provide service to 40 destinations. Of these destinations, the most popular are Mexico City, Seattle and Phoenix. During 2010, new routes from our Puerto Vallarta airport to Charlotte, San Diego, Toronto and Mexico were opened by airlines such as US Airways, Alaska,West Jet and VivaAerobus respectively.

Puerto Vallarta International Airport is located on the Pacific coast in the state of Jalisco. Puerto Vallarta’s tourist attractions include the natural beauty of the Bay of Banderas, the area’s many beaches and abundant marine wildlife. Puerto Vallarta is a mature tourist destination, and the completion of new resort areas including hotels and golf courses in the areas known as Nuevo Vallarta and Punta Mita is expected to bring more tourists to the area in subsequent years. We believe that a significant portion of the tourists visiting Puerto Vallarta are time-share owners who make frequent trips to the area.

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,100 meters as well as a parallel taxiway. The runway capacity at this airport is 29 air traffic movements per hour. This airport has one main commercial terminal, a fixed-base operation, or FBO, terminal and a general aviation building. FBOs are specialized, full service operations offered to general aviation aircraft. The services offered to FBO users include refueling, cleaning, and catering. The airport has 16 gates serving domestic and international flights, nine remote boarding positions and seven air bridges.

During 2005 and at the beginning of 2006, the terminal building of the Puerto Vallarta International Airport was improved through expansion and remodeling projects. The projects included the construction of a new building that houses the documentation areas of the regular and charter airlines, the expansion of baggage claim areas (particularly for international arrivals), the expansion of the immigration area and the expansion of the final waiting areas, as well as some improvements, for a total of 8,140 square meters of total expansions. Approximately 1,100 square meters of this expansion is used for commercial space. Additionally, we built a 13,400 square meter satellite building during 2007 to improve the level of service for international passengers (both departing and arriving), by moving the international boarding gates and passport control to this satellite building.

During 2011 we began the expansion of the satellite terminal building and as a result 200 square meters of new commercial space will be added.

Hermosillo International Airport

Hermosillo International Airport is our fifth most important airport in terms of passenger traffic, our fourth most important airport in terms of air traffic movements and our fifth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, Hermosillo International Airport was the tenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010, it accounted for approximately 5.6% of our terminal passenger traffic.

In 2010, Hermosillo International Airport served approximately 1.1 million terminal passengers, and approximately 93.4% of those terminal passengers were domestic. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport; the principal ones are Aeroméxico Connect and Volaris. Airlines operating at this airport provide service to 11 destinations. Of these destinations, Mexico City, Guadalajara and Monterrey are the most popular.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately 13 kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 6.5 thousand metric tons of cargo passed through the airport in 2010. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

Hermosillo International Airport operates 14 hours daily between the 6:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other with a length of 1,100 meters. The runway capacity at this airport is 29 air traffic movements per hour. The airport has nine gates and eight remote positions and includes both a commercial aviation building and a general aviation building for small private airplanes.

Guanajuato International Airport

Guanajuato International Airport is our sixth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, Guanajuato International Airport was the twelfth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010, it accounted for approximately 4.2% of our terminal passenger traffic. During 2010, the airport served 853.8 thousand terminal passengers, 59.7% of which were domestic.

A total of eight airlines operate at the airport; the principal ones are Aeroméxico Connect, Aeromar, Continental and American Eagle. Airlines operating at this airport provide service to 11 destinations. Of these destinations, Houston, Mexico City and Tijuana are the most popular.

Guanajuato International Airport is located in the central state of Guanajuato near the cities of León, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 5.5 million people according to the Mexican National Population Council and is located in Mexico’s Guanajuato region, best known for its rich colonial history, its agricultural sector and manufacturing industry. General Motors has an assembly plant in Silao, Guanajuato. The local government is developing a “dry dock” or truck loading service terminal near the airport that we believe will increase cargo demand. Guanajuato International Airport operates 20 hours daily between 4:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,500 meters. The runway capacity at this airport is 13 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with six gates and three remote boarding positions. Of the six gates, three have passenger walkways.

La Paz International Airport

La Paz International Airport is our seventh most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, La Paz International Airport was the twentieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010 it accounted for approximately 2.8% of our terminal passenger traffic.

During 2010, La Paz International Airport served 558.8 thousand terminal passengers. We estimate that approximately 95.8% of these terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four airlines operate at the airport; the principal ones of which are Aeroméxico Connect and Volaris. Airlines operating at this airport provide service to 7 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

La Paz International Airport operates 16 hours daily between 7:00 a.m. and 11:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,500 meters in length and a single main commercial terminal. The runway capacity at this airport is 18 air traffic movements per hour. It also has three gates and seven remote boarding positions.

Mexicali International Airport

Mexicali International Airport is our eighth most important airport in terms of passenger traffic, our eleventh most important airport in terms of air traffic movements and ninth most important airport in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, Mexicali International Airport was the twenty-third busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010, it accounted for approximately 2.3% of our terminal passenger traffic. During 2010, Mexicali International Airport served 461.4 thousand terminal passengers. We estimate that approximately 99.3% of passengers served by this airport in 2010 were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of three airlines operate at the airport; the principal ones are Aeroméxico Connect and Volaris. Airlines operating at this airport provide service to four destinations. Of these destinations, Mexico City and Toluca are the most popular.

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

Mexicali International Airport operates 19 hours daily between 6:00 a.m. and 1:00 a.m. the following day. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,600 meters in length as well as a main commercial terminal and a smaller general aviation terminal. The runway capacity at this airport is 19 air traffic movements per hour. The main commercial terminal has two gates and four remote boarding positions.

Morelia International Airport

Morelia International Airport is our ninth most important airport in terms of passenger traffic and air traffic movements, and our eighth most important airport in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, Morelia International Airport was the twenty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010, it accounted for approximately 2.1% of our terminal passenger traffic. In 2010, the Morelia International Airport served 429.7 thousand terminal passengers. We estimate that approximately 56.4% of the terminal passengers were domestic passengers.

A total of six airlines operate at the airport; the principal ones are Aeroméxico Connect, Continental and Volaris. Airlines operating at this airport provide service to 6 destinations. Of these destinations, Tijuana, Mexico City and Los Angeles are the most popular.

Morelia International Airport serves the city of Morelia and ten other municipalities in the immediate vicinity. The city of Morelia is the capital of the state of Michoacán, which has a population of approximately 4.4 million according to the Mexican National Population Council. Michoacán’s principal industry is agriculture, and it has a developing eco-tourism industry (primarily due to the seasonal presence of monarch butterflies).

Morelia International Airport operates 24 hours a day. Extended hours of operation serve the needs of passengers seeking off-hour, discount flights.

The airport has one runway with a length of 3,400 meters and a single main terminal building. The runway capacity at this airport is 11 air traffic movements per hour. The airport has two gates and nine remote boarding positions.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, Aguascalientes International Airport was the thirty-first busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010, it accounted for approximately 1.5% of our terminal passenger traffic. During 2010, the airport served 294.1 thousand terminal passengers. Of these passengers, we estimate that approximately 75.2% were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport; the principal ones are Aeroméxico Connect, American Eagle, Continental and Aeromar. Airlines operating at this airport provide service to five destinations. Of these destinations Mexico City, Tijuana, Dallas and Houston are the most popular.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

Aguascalientes International Airport operates 12 hours daily between 7:00 a.m. and 7:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. It has two runways, one measuring 3,000 meters in length and the other (which is closed temporarily) measuring 1,000 meters, and a single main commercial terminal. The runway capacity at this airport is 16 air traffic movements per hour. The airport has three gates and four remote boarding locations.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important airport in terms of passenger traffic, eighth most important in terms of air traffic movements and eleventh most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, Los Mochis International Airport was the thirty-third busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010, it accounted for approximately 1.2% of our terminal passenger traffic.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. During 2010 the airport served 243.3 thousand terminal passengers, approximately 98.1% of which were domestic passengers. The area’s sport fishing and hunting attract both Mexican and foreign visitors. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations particularly are affected by economic conditions in Mexico.

A total of five airlines operate at the airport; the principal ones of which are Aeroméxico Connect, Aeropacífico and Interjet. Airlines operating at this airport provide service to seven destinations. Of these destinations, Mexico City, Tijuana, Guadalajara and Monterrey are the most popular.

Los Mochis International Airport operates 14 hours daily between 7:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we are authorized to charge double our regular passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,000 meters in length as well as a single main commercial terminal. The runway capacity at this airport is 12 air traffic movements per hour. The airport has three gates and four remote boarding positions.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2010, Manzanillo International Airport was the thirty-ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010, it accounted for approximately 0.8% of our terminal passenger traffic.

During 2010, the airport served 159.7 thousand terminal passengers. We estimate that approximately 48.1% of these passengers were domestic passengers and 51.9% of these passengers were international passengers.

A total of eight airlines operate at this airport; the principal ones are Alaska Airlines and Aeromar. The other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Houston.

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

Manzanillo International Airport operates 12 hours daily between 8:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,200 meters. The runway capacity at this airport is 11 air traffic movements per hour. The airport has four gates and five remote boarding positions.

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

•

As part of the privatization plan that was implemented by the Mexican government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a stockholders’ agreement. As a result of the participation agreement requirement, we entered into a 15-year technical assistance agreement with AMP, under which AMP agreed to provide technical assistance in exchange for an annual fee. Under this agreement, SIAP receives consulting services, technical assistance, and technological and industry knowledge and expertise to manage our airports. SIAP then invoices our airport operating subsidiaries for the fee paid to AMP. Also see “Item 5, Operating and Financial Review and Prospects – Operating Costs – Technical Assistance Fee and Concession Tax”); and

•

Our non-unionized employees, who were previously employed directly by the airports, were transferred to SIAP in May 2006. These employees are assigned to work on-site at each of our airports, and the costs for these employees are billed by SIAP to each airport subsidiary on a monthly basis.

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

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2010, 15 international airlines and 13 Mexican airlines operated flights at our 12 airports. Aeroméxico operates the most flights at our airports, with Mexicana, which discontinued operations in August 2010, and Volaris providing the second and third highest number of flights. In 2010, revenues from Aeroméxico totaled Ps. 553.3 million, of which Ps. 511.0 million was derived from the fees paid by passengers, representing 13.7% of the sum of our aeronautical and non-aeronautical revenues for 2010. Revenues from Mexicana through the day it discontinued operations and Volaris were Ps. 328.9 million and Ps. 590.0 million respectively, of which Ps. 301.4 million and Ps. 546.1 million respectively were derived from passenger charges, representing 8.1% and 14.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2010. In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earned revenues from landing charges, aircraft parking charges and the leasing of space to these airlines.

On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our airline customers and established specific prices for 2003 and 2004 and a methodology for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2005 and 2006. With the backing of the National Air Transportation Chamber of Commerce our principal airline customers agreed to enter into (a) contracts governing charges for aeronautical services, (b) lease contracts for property used by the airlines and (c) contracts governing collection of passenger charges. By December 31, 2005, these airlines had entered into the new agreement with us and paid their back fees. In December 2006 we renewed our agreement for the 2007-2009 period, and in February 2010 we renewed our agreement for the 2010-2011 period. These agreements represented (a) virtually all of the relevant contracts governing the collection of passenger charges, (b) a substantial majority of the agreements for the leasing of space in our terminals and (c) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number agreements to be entered into. These agreements will be renegotiated during 2011.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services, Menzies Aviation, S.A. de C.V. (“SEAT”) (a subsidiary of Grupo Aeroméxico and Grupo Mexicana) and AGN Aviation Services, S.A. de C.V., which provided Ps. 19.8 million, Ps. 5.6 million and Ps. 3.4 million of the sum of aeronautical and non aeronautical revenues, respectively, each in the form of access fees in 2010. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which provided Ps. 5.3 million and Ps. 0.9 million of revenues, respectively, in the form of access fees in 2010.

While we receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales, we receive only a fixed fee when a company is a subsidiary or affiliate of an airline. Among our three principal providers of baggage handling SEAT is the only subsidiary of airlines.

Principal Non-Aeronautical Services Customers

At December 31, 2010, we were party to approximately 721 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty-free store operators, food and beverage providers, time share developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies and tourist information and promotion services. As a result, our revenues from non-aeronautical services come from commercial customers that are spread across a large number of customers and therefore are not dependent on a limited number of principal customers. In 2010, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps. 69.1 million), Operadora Aeroboutiques, S.A. de C.V. (convenience stores; Ps. 36.6 million), Unidad de Diseño y Comunicación, S.A. de C.V. (advertising; Ps. 33.3 million), Desarrolladores de los Cabos, S.A. de C.V. (time-share developer; Ps. 19.2 million), Estrategia Comercializadora del Pacífico, S.A. de C.V. (time-share developer; Ps. 18.4 million), Aerocomidas, S.A. de C.V. (food and beverages; Ps. 18.1 million), and Desarrolladores de Baja California Sur, S.A. de C.V. (time-share developer; Ps. 16.0 million).

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

However, since our Puerto Vallarta, Los Cabos, La Paz and Manzanillo international airports are substantially dependent on tourism, these airports face competition from competing tourist destinations. We believe that the main competitors to these airports are those airports serving vacation destinations in Mexico, such as Acapulco and Cancun, and abroad such as in Hawaii, Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic, other Caribbean islands and Central America.

Additionally, in the future our Los Cabos airport may experience greater competition from the owner of a small private airport near Cabo San Lucas which received a permit to operate public service in March 2008 from the Ministry of Communications and Transportation. On November 4, 2009, this airport received authorization to operate regular commercial routes for domestic and international flights. During 2009, we commenced certain legal actions in order to preserve our market position, however, once the airport received authorization to operate commercial flights we could not continue our legal action against it. Therefore, we will implement commercial strategies to improve our level of service in order to ensure that we remain the best airport option for airlines serving the San Jose del Cabo and Cabo San Lucas corridor. Also, in order to serve the private aviation market, we started operations at our new state-of-the-art Fixed Base of Operations in Los Cabos Airport. This allowed us to increase our capacity, and we redesigned our fee structure in order to make our service the most attractive in the region.

In addition, the Mexican government announced in the National Infrastructure Plan 2007-2012 (Programa Nacional de Infraestructura 2007-2012) (published in July 2007) that at least three new airports would be constructed between 2007 and 2012: the Riviera Maya airport, the Ensenada airport and the Mar de Cortés airport.

On May 12, 2010 the Mexican government announced through the Ministry of Communications and Transportation the commencement of the bidding process for the Riviera Maya airport and issued the requirements for that process. The Mexican government received proposals in April 2011. On April 25, 2011, the Company filed its proposal, in a consortium formed with Grupo México, S.A.B. de C.V., to participate in the bid for the Riviera Maya Airport project. On May 20, 2011, the Ministry of Communications and Transportation released a communication saying that all proposals for this concession were found deficient and voided, including ours. Consequently, the international public bidding process for the construction, administration and operation of the airport located in the municipality of Tulum was declared deserted or void.

As of the date of this filing, the government has not provided further information in respect to the Ensenada airport and the Mar de Cortés airport as to the expected type or size of these airports, and we cannot predict whether these airports, if they are constructed, will compete with our airports. Also see “Item 3, Risk Factors – Risk Related to the Regulation of our Business – The Mexican government could grant new concessions that compete with our airports.”

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

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

•	the Mexican Airport Law, enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (Reglamento de la Ley de Aeropuertos), enacted February 17, 2000;

•	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

•	the Mexican Federal Duties Law (Ley Federal de Derechos) , revised on an annual basis;

•	the Mexican National Assets Law (Ley de Bienes Nacionales), enacted May 20, 2004; and

•	the concessions that entitle our subsidiaries to operate our 12 airports, which were granted on June 29, 1998 and amended on November 15, 1999.

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

Regulatory Initiatives

The Ministry of Communications and Transportation intended to establish a new regulatory agency. This new agency was expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. An initiative was introduced in Mexico’s Congress on February 26, 2009 to establish such an agency and reform a substantial part of the current Mexican Airport Law, but it was rejected by the legislature on April 20, 2010. See “– Report of the Federal Competition Commission on Mexico’s Airports” further below.

Concession Tax

Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession tax based on its gross annual revenues (excluding revenues from improvements to concession assets) from the use of public domain assets pursuant to the terms of its concession. Currently, this concession tax is set at a rate of 5% and may be revised annually by the Mexican Congress. Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession tax.

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

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on commercial flights to undergo a new comprehensive screening process. Because of uncertainty over the policy letter’s implementation, the new screening process has been delayed. In particular, the policy letter does not specify which parties should bear responsibility for the new screening process. Although the Mexican Airport Law expressly indicates that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised.

The new process is expected to require the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. In December 2009 the Company signed a supply contract with Rapiscan Systems for the purchase and installation of new baggage screening equipment. Installation has been completed at 6 of our 12 airports, and we expect the process to be completed at our other airports during 2011. Although we incurred significant capital expenditures installing this screening system, we believe that the operation of this equipment is the responsibility of our airline customers under the Mexican Airport Law. However, if it is determined that it is our responsibility to operate the screening systems, we would do so only after we reach a written agreement with our airline customers regarding the allocation of cost and responsibility. If we are required to operate the new screening systems equipment our exposure to liability could increase. We expect to incur ongoing expenses to maintain the equipment purchased, and we could be required to undertake significant additional capital expenditures for investments in items such as new screening technologies or additional equipment.

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

In December 2009, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2010-2014 period. We allocated 83.6% of our investments for the 2010-2014 period to the Guadalajara, Los Cabos, Puerto Vallarta and Tijuana airports.

Our master development programs are approved by the Ministry of Communications and Transportation for periods of five years, as stated in our concessions. We are required to comply with the five-year period investment obligations under master development programs, and the Ministry of Communications and Transportation may apply sanctions if we do not so comply. Recently, the Ministry of Communications and Transportation has reviewed our compliance on an annual basis. The Ministry of Communications and Transportation may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. The Ministry of Communications and Transportation has certified our compliance with our Master Development Program for each year during the five-year period from 2005-2009. In addition, the Ministry of Communications and Transportation has certified our compliance with our Master Development Program for 2010.

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

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation. Under this price regulation system, the Ministry of Communications and Transportation establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the Ministry of Communications and Transportation certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. For the five-year period from 2005 to 2009, the Ministry of Communications and Transportation certified that we have not collected revenues in excess of the permitted levels. The Ministry of Communications and Transportation’s review of our maximum rates for 2010 is still pending. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

On July 15, 2003, we entered into an agreement with the National Air Transportation Chamber of Commerce and the Ministry of Communications and Transportation pursuant to which we resolved existing disputes with our airline customers and established specific prices for 2003 and 2004 and a methodology for retroactively applying those prices from 2000, since these airlines had refused to pay certain of our charges since that year. In March 2005, we entered into a renewal agreement with the National Air Transportation Chamber of Commerce for 2005 and 2006. With the backing of the National Air Transportation Chamber of Commerce, our principal airline customers agreed to enter into (a) contracts governing charges for aeronautical services, (b) lease contracts for property used by the airlines and (c) contracts governing collection of passenger charges. By December 31, 2005, these airlines had entered into the new agreement with us and paid their back fees. In December 2006 we renewed our agreement for the 2007-2009 period, and in February 2010 we renewed our agreement for the 2010-2011 period. These agreements represented (a) virtually all of the relevant contracts governing the collection of passenger charges, (b) a substantial majority of the agreements for the leasing of space in our terminals and (c) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number agreements to be entered into. These agreements will be renegotiated during 2011.

In 2010, approximately 67.6% of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (79.6% of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under our maximum rates).

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

Methodology for Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

•

Projections for the following fifteen years of workload units, operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation. The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s master development program for the following fifteen years;

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

Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected pre-tax earnings, the efficiency adjustment, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. We prepared a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate. The maximum rates ultimately established by the Ministry of Communications and Transportation historically have resulted from a negotiation between the Ministry of Communications and Transportation and us regarding these variables. Once the maximum rates are established, they must be adjusted each year by the efficiency factor and by the Mexican Producer Price Index (Índice Nacional de Precios al Productor) excluding petroleum.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2011, the daily minimum wage in Mexico City was Ps. 59.82. As a result, the maximum penalty at such date could have been Ps. 3.0 million (U.S.$241,550) per airport.

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

•

Failure to make required investments or improvements. The Ministry of Communications and Transportation annually reviews each concession holder’s compliance with its master development program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development program, the Ministry of Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. On January 1, 2011, the daily minimum wage in Mexico City was Ps. 59.82. As a result, the maximum penalty at such date was Ps. 12.0 million (U.S.$ 1.0 million) for an individual failure to comply.

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

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, land use, soil contamination, noise control, hazardous waste, environmental audits and natural protected areas. The General Environmental Law also regulates, among other things, vibrations, thermal energy and visual pollution, although the Mexican government has not yet issued enforceable regulation on the majority of these matters. The General Environmental Law also provides that companies that contaminate soils are responsible for their clean-up. Further, according to the Law on Waste, which was enacted in January 2004, owners and/or possessors of property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject. Restrictions on the transfer of contaminated sites also exist. The Law on Waste also regulates the generation, handling and final disposal of hazardous waste.

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

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish limits on air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters. As of December 31, 2010, Mexican Official Norms on soil contamination and waste management were still being developed. Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

The Federal Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities and impose a variety of sanctions. Companies in Mexico are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination. Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Ministry of the Environment and Natural Resources, the Federal Office for the Protection of the Environment and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

Prior to the opening of Mexico’s airports to private investment, the Federal Office for the Protection of the Environment required that environmental audits had to be performed at each of our airports. Based on the results of these audits, the Federal Office for the Protection of the Environment issued recommendations for improvements and corrective actions to be taken at each of our airports. In connection with the transfer of the management of our airports from our predecessor, we entered into environmental compliance agreements with the Federal Office for the Protection of the Environment on January 1, 1999 and July 12, 2000 pursuant to which we agreed to comply with a specific action plan and adopt specific actions within a determined time frame.

The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits and has issued compliance certificates for all of our airports. These certificates, which are known as Environmental Quality Certificates (Certificados de Calidad Ambiental) certify compliance with applicable Mexican environmental laws, regulations and applicable Mexican Official Norms and must be renewed periodically.

During 2010, our Environmental Management System implemented at our Aguascalientes, Guanajuato, La Paz and Morelia airports under ISO 14001:2004 was certified. This Environmental Management System will be implemented at all of our airports in order to standardize our practices and to improve our environmental performance.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 21.c to our audited consolidated financial statements.

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

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared. We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Sureste and Grupo Aeroportuario del Centro Norte, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report and stating that we are committed to participating in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector. In addition, initiatives in the past have been introduced in the Mexican Congress to make certain reforms to the Mexican Airport Law that, if enacted, could have a material adverse effect on us. For instance, on February 26, 2009, a legislative initiative was filed with the Chamber of Representatives (Cámara de Diputados) of the Mexican Congress. This initiative sought to reform a substantial part of the current Mexican Airport Law. It would have (i) shifted the focus of current regulation from airlines to airports and (ii) set up a new regulatory authority specifically for airports, the Federal Airport Services Commission, transferring to this new regulatory authority the power to negotiate our master development programs and maximum rates. On March 25, 2010, the Transportation and Communications Commission of Congress released a negative opinion on this initiative, and on April 20, 2010 Congress officially rejected the initiative.

There can be no assurance, however, that Congress will not file other initiatives that seek to reform the current Mexican Airport Law or that other changes to the airport regulatory framework will not occur in the future. See “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – We cannot predict how the regulations governing our business will be applied.”

ORGANIZATIONAL STRUCTURE

The following table sets forth our subsidiaries as of December 31, 2010.

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holds concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holds concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holds concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holds concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holds concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holds concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holds concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holds concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holds concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holds concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holds concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holds concession for Manzanillo International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Provider of car parking administration services to our other subsidiaries
GA del Pacífico Partipacoes do Brasil LTDA	Brazil	100%	Holding company for other acquisitions (incorporated in 2010; not operational through the date of this filing)

(1)	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. directly holds 99.99% of the shares in each of our subsidiaries. The remaining shares of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. are held by Aeropuerto de Guadalajara, S.A. de C.V., while the remaining shares of our other subsidiaries are held by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. As a result, Grupo Aeroportuario del Pacífico, S.A.B. de C.V. directly or indirectly holds 100% of the shares of each of our subsidiaries.

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

Our consolidated financial statements were prepared in accordance with MFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Note 27 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to us. Also see “– Principal Differences Between MFRS and U.S. GAAP.”

Overview

We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2008, 2009 and 2010, approximately 79.1%, 77.7% and 67.6% respectively, of our total revenues were derived from aeronautical services (in 2010, aeronautical services represented 79.6% of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to non-aeronautical businesses at our airports previously or currently operated by third parties. Also see “Item 4, Business Overview – Our Sources of Revenues – Non-aeronautical Services – Recent Expansion and Development of Commercial Areas.”

Traffic at our airports has been adversely affected by increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. See “Item 3, Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – The Mexican government could grant new concessions that compete with our airports” for more information.

Recent Developments

Announcement by Grupo México, S.A.B. de C.V. of their intention to make a tender offer

On June 13, 2011, Grupo Mexico, which currently owns approximately 20.0% of our total outstanding capital stock, issued a press release announcing that it intends to acquire an additional 30% or more of our total outstanding capital stock at a purchase price of no more than Ps. 50 per share. In the announcement, Grupo Mexico said that under the Mexican Securities Law, a tender offer must be made for the purchase of 100% of our total outstanding capital stock.

Grupo Mexico indicated that the tender offer will be subject to: a) receiving all necessary government approvals, including those from the CNBV and the Federal Competition Commission; b) our refraining from re-introducing shares held in our treasury to the market under our share repurchase program; and c) there being no adverse material changes that would significantly affect our value.

Grupo Mexico has expressed its intention, once the tender offer is completed, to continue the current agreements between us and AMP, our strategic shareholder, regarding the operation of our airports. Additionally, Grupo Mexico stated that if it does not hold at least 51% of our capital stock upon the conclusion of the tender offer, it will analyze whether to continue its purchase program or divest its holdings of our capital stock.

Articles X and XII of our bylaws; however, (i) limit the ability of shareholders, individually or in conjunction with related parties, other than AMP, to hold more than 10% of our Series B shares, and if that were to occur, they are obligated to conduct a public offer of any excess shares; and (ii) limit voting rights of our Series B shareholders, individually or in conjunction with related parties, to 10%, other than AMP.

We cannot predict whether or not Grupo Mexico will conduct the tender offer or whether the tender offer, if conducted, will be successful.

Shareholder Dispute

During the shareholders’ meeting held April 27, 2010, a dispute among AMP’s shareholders prevented the shareholders from voting on certain resolutions, including the election of new board members. During subsequent meetings of the Nominations and Compensation Committee, board of directors and General Shareholders’, outstanding items such as approval of the financial statements, dividend payment and reduction of capital, were clarified and voted on. CMA, which holds 33% of the shares of AMP, questioned the validity of a June 2, 2010 meeting of our board of directors and a determination by our Nominations and Compensation Committee that the term of the previous independent directors and Chairman had expired. As a result of the appointment of a new chairman and independent directors during the June 2, 2010 meeting in which only board members representing the BB shares participated, the dispute among AMP’s shareholders escalated and eventually led to the suspension of trading of our shares on the Mexican Stock Exchange and NYSE from June 2, 2010 until June 14, 2010. Our board held further meetings on June 17, July 22-25 and September 1-4, during which the composition of the board of directors was clarified and during which other matters such as the payment of dividends were addressed. The dispute among AMP’s shareholders, however, has continued to affect our shareholders’ meetings as certain of AMP’s shareholders argue that the board of directors is improperly constituted and consequently that the meetings are invalid. Additionally, AMP’s shareholders have commenced litigation among each other (to which in some cases we are joined as a third party) and against the Company in an effort to challenge the composition of the board of directors and the decisions made by the board of directors and during the allegedly invalid shareholders’ meetings. See “Item 7, Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 8 — Legal Proceedings.”

Mexicana Operations Suspended

On August 2, 2010, Mexicana announced that it was filing for bankruptcy, and on August 28, 2010, Grupo Mexicana (including Mexicana and low-cost carriers Mexicana Click and Mexicana Link) suspended all operations due to financial troubles in the wake of its bankruptcy filings. Prior to Mexicana’s bankruptcy filing, Grupo Mexicana was our third largest airline client, accounting for 18.3% of passenger traffic and 12.8% of revenues through July 31, 2010. Since Grupo Mexicana ceased operations, approximately 36.4% of the available seats that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased. We are an unsecured creditor of Grupo Mexicana in the bankruptcy process (concurso mercantil) with a claim of Ps. 49.9 million in respect of accrued and unpaid passenger and airport facility usage fees as of the date it ceased operations. We have recorded a reserve for doubtful accounts of Ps. 53.0 million in respect of this claim as of December 31, 2010. See “Item 3. Risk Factors—Risks Related to our Operations—The loss of one or more of our key customers could result in the loss of a significant amount of our revenues.” As of the date of this report, Mexicana has announced that it was considering capitalization proposals from several parties.

New Chief Executive Officer

In a meeting by the Nominations and Compensations Committee on December 23, 2010, the resignation of Jorge Manuel Sales Martínez was announced. The board of directors confirmed the election of Fernando Bosque Mohíno to succeed Mr. Sales Martínez as the Company’s next Chief Executive Officer beginning on January 1, 2011. See “Item 6. Directors, Senior Management and Employees—Executive Officers.”

Economic Downturn and Recovery

The U.S. and Mexican economies are currently recovering from a recession. In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively. In 2009, the U.S. gross domestic product continued to decline at an annualized rate of 2.4%. In 2010, however, the U.S. economy began to recover, with gross domestic product increasing at an annualized rate of 2.9%. Likewise, according to the INEGI, Mexico’s gross domestic product decreased at an annualized rate of 1.6% during the fourth quarter of 2008 and an additional 6.5% in 2009. In 2010, the Mexican economy also began recovering and grew 5.5%. The air travel industry and, as a consequence, our results of operations, are substantially influenced by economic conditions in Mexico and the United States. In 2008, 2009 and 2010, approximately 91.1%, 87.7% and 91.0% respectively of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Similarly, in 2008, 2009 and 2010, approximately 65.7% 65.7% and 65.4% of our passengers traveled on domestic flights, and approximately 37.6%, 34.4% and 31.0% respectively, of our total revenues in those years were derived from domestic passenger charges (in 2010, 36.5% of the sum of aeronautical and non-aeronautical revenues were derived from domestic passenger charges).

Mayan Riviera Airport Bidding Process

The Mexican government, acting through the Ministry of Communications and Transportation is carrying out a public bidding process to award the concession for the construction, operation and management of an international airport in the Mayan Riviera in the state of Quintana Roo. This airport would be located in Tulum, approximately 101 kilometers from Cancun. The bidding process for the concession for the airport was announced on May 11, 2010. The Mexican government began receiving proposals in April 2011. On April 25, 2011, the Company filed its proposal, in a consortium formed with Grupo México, S.A.B. de C.V., to participate in the bid for the Riviera Maya Airport project. On May 20, 2011, the Ministry of Communications and Transportation released a communication saying that all proposals for this concession were found deficient and voided, including ours. Consequently, the international public bidding process for the construction, administration and operation of the airport located in the municipality of Tulum was declared deserted or void.

Adoption of INIF 17

In 2010, we adopted INIF 17, Service Concession Contracts. INIF 17 was issued by the CINIF and became effective in 2010, with the effects of INIF 17 applied prospectively. This new standard arose from the need to provide clarification on the accounting treatment to be followed for service concession contracts for services that are considered public in nature.

The following is the principal effect of adopting INIF 17 on our results of operation. There were no effects on our consolidated balance sheet with respect to adoption of INIF 17:

•

New category of revenues and cost. Under INIF 17, an operator of a service concession that is required to make additions and upgrades to concession assets is deemed to provide construction or improvement services. As a result, the operator is required to account for the revenues and expenses relating to those services. We are required to make these additions and upgrades under the terms of our Master Development Program. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services. Revenues related to construction and upgrade services are presented in a new category of revenues called “Improvements to concession assets” and expenses related to construction and upgrade services are presented in a new category of expenses called “Costs of improvements to concession assets.”

The effects of INIF 17 are reflected in our consolidated financial statements as of and for the period ending December 31, 2010. Retroactive restatement of prior period financial statements was not permitted.

New Bank Loans

On May 26, 2011, we entered into an additional line of credit for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012, for a total amount of Ps. 1.02 billion with HSBC México, S.A. (“HSBC”), represented by unsecured credit agreements. The loans bear interest at the variable 28-day TIIE rate plus 165 basis points and require quarterly principal and interest payments over a period of seven years. The funds from this line of credit will be disbursed on different dates with Ps. 659.5 million disbursed during 2011 and Ps. 364.4 million disbursed during 2012.

On June 6, 2011, we entered into an additional line of credit for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012, for a total amount of Ps. 551.4 million with Banco Nacional de México, S.A. (“Banamex”), represented by unsecured credit agreements. The loans bear interest at the variable 91-day TIIE rate plus 135 basis points for the 2011 disbursements and at the variable 91-day TIIE rate plus 143 basis points for the 2012 disbursements. The loan requires quarterly principal and interest payments over a period of seven years from the date of the disbursement. The funds from this line of credit will be disbursed on different dates with Ps. 355.1 million during 2011 and Ps. 196.3 million during 2012.

Fluctuation in the Peso

International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally invoiced and collected in Mexican pesos. Because such tariffs may not be collected until up to 60 days (depends on the airline) following the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation in the peso occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation in the peso could result in us collecting substantially less than our maximum rate per terminal passenger. We do not have any means of recovering lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible. Since the beginning of our concessions, fluctuations in the peso have not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates.

As long as we are able to ensure that our revenues do not exceed our maximum rates as discussed above, the depreciation in the peso has a positive effect on our revenues from a commercial and aeronautical operations perspective while appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and many of our contracts with commercial services providers are denominated in U.S. dollars, but only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation in the peso against the dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos. As the peso appreciates against the dollar, we collect fewer pesos than prior to any such appreciation, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar to 14.21 pesos per U.S. dollar. Between March 31, 2009 and December 31, 2009, the peso fluctuated between Ps. 13.00 and Ps. 14.00 per U.S. dollar, and then began to appreciate. From December 31, 2009 to December 30, 2010 the peso appreciated by approximately 5.4%, from 13.06 pesos per U.S. dollar on December 31, 2009 to 12.35 pesos per U.S. dollar on December 30, 2010. The peso has continued appreciating since then, reaching Ps. 11.87 per U.S. dollar on June 10, 2011, that means an appreciation of 3.9% for the period.

Influenza A/H1N1

On March 18, 2009, the Mexican government reported its first cases of Influenza A/H1N1. On April 25, 2009, the Mexican government declared a state of emergency, closing schools and giving the government various powers to contain the epidemic. Using these powers, the government cancelled nearly all public events and closed most museums and tourist attractions from April 24 to May 5, 2009. Although a number of countries, such as the United States, the United Kingdom, and France, as well as the Health Council of the EU initially recommended that travelers avoid non-essential travel to Mexico, all of these advisories were lifted by the end of May 2009. Likewise, restrictions on travel to Mexico imposed by other countries as a result of A/H1N1 were lifted by June 1, 2009. As a result of the Influenza

A/H1N1 outbreak, we experienced substantial declines in revenues from domestic and international passengers as well as cargo traffic in the second and third quarters of 2009.

As of September 2010, the World Health Organization reported that Influenza A/H1N1 was no longer a pandemic. With the abatement of the outbreak and the lifting of travel restrictions, we believe that the Influenza A/H1N1 outbreak no longer significantly affects passenger or cargo traffic levels.

Adoption of IFRS

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). Mexican issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

The U.S. Securities and Exchange Commission permits foreign private issuers to prepare their financial statements in accordance with IFRS without having to provide a reconciliation to U.S. GAAP. We expect to begin reporting our financial information in accordance with IFRS on January 1, 2012. We are currently implementing the process for the adoption of IFRS and are simultaneously evaluating the impact that the adoption of IFRS may have on our results of operations, balance sheet, and statement of cash flows. Based on a conceptual analysis of the differences between MFRS and IFRS as they apply to us, we believe the most significant will be the lack of recognition of inflation on our financial information. We continue to quantify differences identified, which we believe will impact our concession assets, our deferred income taxes and our shareholder’s equity, among other potential impacts.

Passenger and Cargo Volumes

The majority of the passenger traffic volume in our airports is made up of domestic passengers. In 2010, approximately 65.4% of the terminal passengers using our airports were domestic. The total number of domestic terminal passengers for 2010 increased 4.3% as compared to 2009. In addition, of the international passengers traveling through our airports, a majority have historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to certain of our revenues and passenger and cargo volumes for the years indicated.

	Year ended December 31,
	2008		2009		2010
Change in Mexican gross domestic product(1)		1.5%		(6.5)%		6.2%
Change in Mexican Consumer Price Index(2)		6.5%		3.6%		4.4%
Domestic terminal passengers(6)		14,618.5		12,678.4		13,220.5
International terminal passengers(6)		7,633.3		6,608.1		7,002.6
Total terminal passengers(6)		22,251.8		19,286.5		20,223.2
Cargo units(3)		1,460.2		1,262.8		1,604.8
Total workload units(3)		23,712.0		20,549.3		21,827.9
Change in total terminal passengers(4)		(5.6)%		(13.3)%		4.9%
Change in workload units(4)		(5.8)%		(13.3)%		6.2%
Aeronautical revenues(5)	Ps.	2,762.2	Ps.	2,537.3	Ps.	2,957.8
Change in aeronautical revenues(4)		(1.8)%		(8.1)%		16.6%
Aeronautical revenues per workload unit		Ps. 116.5	Ps.	123.5	Ps.	135.5
Change in aeronautical revenues per workload unit(4)		4.3%		6.0%		9.7%

	Year ended December 31,
	2008		2009		2010
Non-aeronautical revenues(5)	Ps.	728.6	Ps.	729.0	Ps.	758.8
Change in non-aeronautical revenues(4)		9.7%		0.1%		4.1%
Non-aeronautical revenues per terminal passenger	Ps.	32.7	Ps.	37.8	P.s.	37.5
Change in non-aeronautical revenues per terminal passenger (4)		16.0%		15.6%		(0.8)%

(1)	In real terms, as reported by the Mexican National Institute of Statistics.
(2)	As reported by the Mexican Central Bank.
(3)	In thousands. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.
(4)	In each case, as compared to the previous period.
(5)	In millions of pesos.
(6)	In thousands.

In 2010, we had 20.2 million terminal passengers (13.2 million domestic and 7.0 million international), of which 131.1 thousand were on general aviation flights, and an additional 250.6 thousand were transit passengers. Approximately 16.3% of our transit passengers are handled at the Guadalajara International Airport.

Classification of Revenues

Beginning in January 2010 with the adoption of INIF 17, for financial reporting purposes, we added another revenue category and now classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2008 and 2009, 79.1% and 77.7% respectively, of our total revenues were derived from aeronautical services, but in 2010, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 67.6% of total revenues. In 2008 and 2009, 20.9% and 22.3%, respectively, of our total revenues were derived from non-aeronautical services, but in 2010, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 17.3% of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 79.6% and 20.4% respectively, of the sum of aeronautical and non-aeronautical revenues in 2010. In 2010, revenues from improvements to concession assets accounted for 15.1% of our total revenues.

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

Our revenues from improvements to concession assets represent the fair value of the additions and upgrades to the concession that we undertake in accordance with our Master Development Programs. In exchange for making those additions and upgrades, the Government grants us the right to obtain benefits for services provided using those assets. This represents an exchange of dissimilar goods or services rather than an actual cash exchange since we receive an intangible asset for the construction services we provide. Through a bidding process, we hire third parties to make the additions and upgrades. The amount of revenues for these services is equal to the costs of making the additions and upgrades since those values represent the fair value of the goods or services received as there is no profit margin stemming from these construction services. Although these revenues do not generate actual cash inflows, financial reporting standards require that they be recorded given that revenue generation is inherent in an exchange of dissimilar services, similar to a barter transaction.

For a detailed description of the components of our revenue categories, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues.”

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from aeronautical services. As of December 31, 2009, the Ministry of Communications and Transportation had determined the maximum rates for our airports for each year through December 31, 2014. Our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels, multiplied by the value of the maximum tariffs approved by the Ministry of Communication and Transportation. In addition, aeronautical revenues differ among our airports to the extent passenger traffic levels differ among these airports. See “Item 4, Regulatory Framework – Aeronautical Services Regulation” for a description of our maximum rates and the rate-setting procedures for future periods.

Our concessions provide that our maximum rates must be adjusted on an annual basis as determined by the efficiency factor and by changes in inflation. See “Item 4, Regulatory Framework – Aeronautical Revenues Regulation – Methodology for Determining Future Maximum Rates”.

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

Aeronautical revenue per workload unit is an indicator that is calculated by dividing total aeronautical revenues by the workload units for a given period. This indicator is affected annually, except for years in which the new maximum tariffs are set, by:

•	Adjustment in the maximum rates for the efficiency factor and the Mexican Producer Price Index (Índice Nacional de Precios al Productor, excluding petroleum);

•	Increases and decreases in the relative number of workload units at each airport; and

•	Changes in total workload units per airport.

From 2006 to 2009 the efficiency factor applied to our maximum tariffs was 0.75%. For 2010 the efficiency factor was 0.70%. Our weighted average maximum tariffs, as determined by the Ministry of Communications and Transportation, (prior to inflation adjustments using the Mexican Producer Price Index) increased by 6.0% in 2008, decreased by 0.97% in 2009 and increased 10.1% in 2010. At the same time, the Mexican Producer Price Index, excluding petroleum increased by 10.5%, 2.0% and 4.4% in 2008, 2009 and 2010 respectively. This led to increases in our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican Producer Price Index, excluding petroleum of 11%, 1% and 3% in 2008, 2009 and 2010 respectively. The total workload units at our airports were 23.7 million, 20.5 million and 21.8 million in 2008, 2009 and 2010 respectively, a decrease of 5.8% and 13.3% in 2008 and 2009 respectively, and an increase of 6.2% in 2010. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2008, 2009 and 2010 average aeronautical revenues per workload unit were Ps. 116.5, Ps. 123.5 and Ps. 135.5 respectively, which represented an increase of 6.0% and 9.7% in 2009 and 2010, respectively. The increases in 2009 resulted from proportionately larger decreases in passenger traffic compared to tariff increases. The increase in 2010 resulted from increases in both passenger traffic and tariffs.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. However, there can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future or that we will not be sanctioned in case we exceed our maximum rates. For a discussion of risks relating to our ability to set specific prices, see “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate” and “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.”

The following table sets forth our revenues from aeronautical services for the years indicated.

Aeronautical Revenues

	Year ended December 31,
	2008			2009			2010
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	2,278.3	82.5%	Ps.	2,089.7	82.4%	Ps.	2,454.5	83.0%
Aircraft landing charges		146.7	5.3		138.3	5.5		152.4	5.2%
Aircraft parking charges		127.0	4.6		122.9	4.8		140.4	4.7%
Airport security charges		37.9	1.4		35.2	1.4		38.9	1.3%
Passenger walkway charges		18.2	0.6		19.7	0.8		22.5	0.8%
Leasing of space to airlines		106.8	3.9		90.7	3.6		98.1	3.3%
Revenues from complementary service providers(1)		47.3	1.7		40.8	1.6		50.9	1.7%

Total Aeronautical Revenues	Ps.	2,762.2	100.0%	Ps.	2,537.3	100.0%	Ps.	2,957.8	100.0%

Other Information:
Total workload units(2)		23.7			20.5			21.8
Total aeronautical revenues per workload unit	Ps.	116.5		Ps.	123.5		Ps.	135.5
Change in aeronautical revenues(3)			(1.8)%			(8.1)%			16.6%
Change in total aeronautical revenues per workload unit(3)			4.3%			6.0%			9.7%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	In each case, as compared to the previous year.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. In 2008, 2009 and 2010, passenger charges represented 82.5%, 82.4% and 83.0%, respectively, of our aeronautical services revenues and 65.3%, 64.0% and 56.1%, respectively, of our total revenues (in 2010, passenger charges represented 66.0% of the sum of aeronautical and non-aeronautical revenues).

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

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2008		2009		2010
	Amount	% change	Amount	% change	Amount	% change
	(in thousands, except percentages)
Guadalajara	3,332.2	(3.4)%	2,977.3	(10.7)%	3,224.7	8.3%
Tijuana	1,857.0	(14.4)	1,612.4	(13.2)	1,726.6	7.1
Puerto Vallarta	1,610.5	4.9	1,289.7	(19.9)	1,329.3	3.1
Los Cabos	1,463.4	2.6	1,287.9	(12.0)	1,350.7	4.9
Hermosillo	489.2	(4.8)	455.9	(6.8)	455.3	(0.1)
Guanajuato	532.6	(14.1)	422.0	(20.8)	408.1	(3.3)
La Paz	254.7	(17.7)	250.4	(1.7)	268.5	7.2
Morelia	254.7	(13.8)	211.4	(17.0)	207.6	(1.8)
Mexicali	236.8	(9.6)	215.2	(9.1)	211.6	(1.7)
Aguascalientes	206.7	(9.1)	137.5	(33.5)	141.9	3.2
Los Mochis	101.1	(24.6)	93.9	(7.1)	115.4	22.9
Manzanillo	106.1	(12.0)	85.0	(19.9)	76.3	(10.2)

Total	10,445.0	(5.6)%	9,038.6	(13.5)%	9,516.1	5.3%

Non-aeronautical Revenues

Non-aeronautical services historically have generated a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 20.9%, 22.3% and 17.3% of total revenues in 2008, 2009 and 2010, respectively (in 2010, non-aeronautical revenues represented 20.4% of the sum of aeronautical and non-aeronautical revenues). Non-aeronautical revenues per terminal passenger were Ps. 32.7, Ps. 37.8 and Ps. 37.5 in 2008, 2009 and 2010, respectively. Our revenues from non-aeronautical services are principally derived from commercial activities. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

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

The following table sets forth our revenues from non-aeronautical services for the years indicated.

Non-aeronautical Revenues

	Year ended December 31,
	2008			2009			2010
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Commercial activities:
Car parking charges	Ps.	161.5	22.2%	Ps.	142.8	19.6%	Ps.	164.0	21.6%
Leasing of space(1)		104.2	14.3		112.7	15.5		112.8	14.9
Car rentals		64.8	8.9		71.6	9.8		72.9	9.6
Food and beverage operations		73.4	10.1		73.0	10.0		71.6	9.4
Retail operations		73.2	10.0		70.1	9.6		76.3	10.1
Duty-free operations		60.8	8.3		62.1	8.5		66.4	8.7
Advertising		46.4	6.4		37.3	5.1		36.1	4.8
Communications		10.1	1.4		9.7	1.3		8.7	1.1
Financial services		9.0	1.2		12.1	1.7		11.3	1.5
Time-sharing		73.6	10.1		88.3	12.1		86.6	11.4
Other		25.9	3.6		27.7	3.8		31.5	4.1

Total commercial activities		702.9	96.5		707.4	97.0		738.1	97.3
Recovery of costs(2)		25.7	3.5		21.6	3.0		20.7	2.7

Total Non-aeronautical Revenues	Ps.	728.6	100.0%	Ps.	729.0	100.0%	Ps.	758.8	100.0%

Other Information:
Total terminal passengers(3)		22.3			19.3			20.2
Non-aeronautical revenues per terminal passenger	Ps.	32.7		Ps.	37.8		Ps.	37.5
Change in non-aeronautical revenues per terminal passenger(4)			16.0%			15.6%			(0.7)%
Car parking charges per terminal passenger	Ps.	7.2		Ps.	7.4		Ps.	8.1
Change in car parking charges per terminal passenger(4)			26.3%			2.8%			9.5%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.
(3)	In millions of passengers.
(4)	In each case, as compared to the previous year.

In 2010, revenues from non-aeronautical services in our airports accounted for 17.3% of the total revenues generated by our airports (in 2010, non-aeronautical revenues represented 20.4% of the sum of aeronautical and non-aeronautical revenues). In contrast, we believe that revenues from commercial activities may account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2000 to 2010).

In recent years, non-aeronautical revenues per terminal passenger have increased 14.7% (from Ps. 32.7 in 2008 to Ps. 37.5 in 2010), while our cost of services per workload unit has increased 9.9% (from Ps. 40.2 in 2008 to Ps. 44.2 in 2010), resulting in non-aeronautical services contributing increasingly to our results of operations.

Non-aeronautical revenues per terminal passenger shows the average revenue generated by the commercial areas of our airports, and it is calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. Therefore if non-aeronautical revenues decline proportionately less than the decline in the number of terminal passengers during a period, non-aeronautical revenues per terminal passenger will increase despite the decrease in non-aeronautical revenues. Non-aeronautical revenues per terminal passenger are principally affected by:

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

We estimate that approximately 88.1% of our commercial agreements could be arranged as royalty-based contracts based on the nature of our tenants’ operations, representing approximately 56.5% of our total non-aeronautical revenues. Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit. For example, during 2008, 2009 and 2010, non-aeronautical revenues were Ps. 728.6 million, Ps. 729.0 million and Ps. 758.8 million respectively, representing an increase of 0.1% and 4.1% in 2009 and 2010, respectively. The increase in 2009 as compared to 2008 was mainly due to the fact that during the last quarter of 2008, the Mexican peso depreciated versus US dollar by 26.7%; therefore, for our U.S. dollar-denominated contracts, we received a higher peso equivalent amount of revenues. At the same time, total terminal passenger volume declined in 2009 by 13.3%. This caused non-aeronautical revenues per terminal passenger to increase from Ps. 32.7 per passenger in 2008 to Ps. 37.8 per passenger in 2009, representing an increase of 15.6%. In 2010, terminal passenger volume increased more than the increase in non-aeronautical revenues. Terminal passenger volume increased 4.9% while non-aeronautical revenues increased 4.1%. As a result, non-aeronautical revenues per terminal passenger decreased from Ps. 37.8 per passenger in 2009 to Ps. 37.5 per passenger in 2010, a decrease of 0.8%.

Revenues from improvements to concession assets

In 2010, we adopted INIF 17, which requires that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. Once quantified, revenues should follow the relevant recognition criteria taking into account the nature of the service rendered. Accordingly, when the operator provides construction or improvement services, revenues associated with such services should be recognized using the percentage-of-completion method while revenues from operating services should be recognized as services are rendered. INIF 17 also references the supplemental application of International Accounting Standard 18, Revenues. As a result, in 2010 we recognized revenues from improvements to concession assets. Revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they and are not directly related to our passenger traffic (the main driver of our revenues). During 2010 we recognized Ps. 657.1 million in revenues from improvements to concession assets.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2008		2009			2010
	Amount		Amount		% change	Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	363.4	Ps.	335.6	(7.6)%	Ps.	344.8	2.8%
Maintenance		165.6		179.4	8.3		185.4	3.3
Safety, security and insurance		111.0		110.7	(0.3)		114.1	3.1
Utilities		113.1		91.3	(19.3)		103.5	13.4
Other		199.7		152.3	(23.7)		216.0	41.8
Total cost of services		952.8		869.3	(8.8)		963.9	10.9
Technical assistance fees		118.2		111.7	(5.5)		128.4	15.0
Concession taxes		173.5		162.5	(6.3)		185.0	13.8
Depreciation and amortization:
Depreciation(1)		87.2		82.5	(5.4)		94.7	14.8
Amortization(2)		711.0		746.4	5.0		785.2	5.2
Total depreciation and amortization		798.2		828.8	3.8		879.9	6.2
		2,042.7		1,972.4	(3.4)		2,157.2	9.4
Cost of improvements to concession assets		—		—	—		657.1	100.0
Total operating costs	Ps.	2,042.7	Ps.	1,972.4	(3.4)%	Ps.	2,814.3	42.7%
Other Information:
Total workload units(3)		23,712.0		20,549.2	(13.3)%		21,827.9	6.2%
Cost of services per workload unit		40.2		42.3	5.2%		44.2	4.4%
Cost of services / the sum of aeronautical and non-aeronautical revenues (4)		27.3%		26.6%			25.9%

(1)	Reflects depreciation of fixed assets.
(2)	Reflects amortization of our improvements of concession assets, concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).
(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and various other miscellaneous expenses. Cost of services per workload unit is an indicator that is calculated by dividing cost of services by the work load units for a given period. This indicator is affected annually by:

•	Increases and decreases in the different items included in cost of services.

•	Increases and decreases in the relative number of work load units.

Therefore, if the cost of services increases less in proportion to the increase in workload units, the cost of service per work load unit decreases. Similarly, cost of service per workload units increases in periods in which the costs of service remains stable but workload units declined.

In recent years, our cost of services per workload unit has increased from Ps. 40.2 in 2008 to Ps. 42.3 in 2009 and Ps. 44.2 in 2010. The increase in cost of services per workload unit from 2008 to 2009 was as a result of the decline in workload units from 23.7 million in 2008 to 20.5 million in 2009. Therefore, despite strict controls on cost of services, the decrease in passenger traffic unfavorably affected our cost per workload unit. In 2010, cost of services per workload unit increased despite an increase in workload units from 20.5 million in 2009 to 21.8 million in 2010 as a result of a 10.9% increase in the cost of services, primarily as a result of increases in the cost of utilities and other cost of services (including an increase in our reserve for doubtful accounts due to Grupo Mexicana’s insolvency proceeding). During this period our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased 50 basis points from 41.5% in 2008 to 42.0% in 2010.

Technical Assistance Fee and Concession Tax

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$ 4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). In 2010, 2009 and 2008, this fee was Ps.128.4 million, Ps. 111.7 million and Ps. 118.2 million, respectively.

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession tax to the Mexican government, which is currently equal to 5% of the gross annual revenues (excluding revenues from improvements to concession assets) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. In 2008, 2009 and 2010, this tax was Ps. 173.5 million, Ps. 162.5 million and Ps. 185.0 million, respectively. The concession tax rate may vary on an annual basis as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If the Mexican Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs. Moreover, in 2008 and 2010, we wrote off the remaining balance of certain additions to and construction upon facilities carried out since the beginning of our concession, as they were replaced with new investments as required under the master development program. The amounts of these write offs were Ps. 8.3 million and Ps. 20.0 million, in 2008 and 2010, respectively (during 2009 there were no write offs). The adoption of INIF 17 in 2010 did not result in a change to our amortization rates, thus our accounting policy is the same as it was in previous periods. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10 and 11 to our audited consolidated financial statements.

Cost of improvements to concession assets

In conformity with our Master Development Programs we have to invest in additions and upgrades to our concession assets, and these investments are reflected according to INIF 17. In our case, because we hire third parties to provide construction and upgrade services, our costs reflect the amounts paid to third parties, and we do not recognize a premium on the cost of services. Because revenues from improvements to concession assets are equal to the cost of improvements to concession assets, the adoption of INIF 17 does not have a cash-impact on our results.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis. Through 2007, Mexican companies were generally required to pay the greater of their income tax liability (determined at a rate of 29% in 2007) or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of their assets including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries). Until December 2007, the asset tax law established that if in any year the asset tax liability of a company exceeded the income tax liability of that company, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In addition, any required payment of the asset tax was able to be deducted against the excess of the income tax over the asset tax (the “asset tax balance”) over the following ten years.

Beginning January 1, 2008, as a result of changes in the Mexican tax law, Mexican companies must pay the greater of their income tax (determined at a rate of 28% for 2008 to 2009, and 30% for 2010 to 2012, 29% for 2013 and 28% thereafter) or a new business flat tax rate (Impuesto Empresarial a Tasa Única, or IETU), which replaced the asset tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter to income based on cash flows. This cash flow income is determined by taking authorized deductions (excluding wages, social security contributions, interest expense and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that had an impact in 2008. As a result of these changes in the Mexican tax law, the new IETU tax law established that the asset tax balance could be recovered during the ten years following the implementation of the IETU tax law by up to 10% of the total asset tax carryforward at December 31, 2007 each year, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three years preceding December 31, 2007.

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

Our effective tax rates in 2008, 2009 and 2010 were 8%, 11% and 6%, respectively. In 2008, our effective tax rate of 8% was significantly lower than the Mexican corporate tax rate of 28% solely due to the changes in NIF B-10, Effects of Inflation, which resulted in discontinuing recognizing the effects of inflation in our financial statements beginning 2008, while the corresponding tax values of assets and liabilities continue to be adjusted for inflation. This new accounting treatment resulted in a discrepancy between the tax basis and accounting basis of our assets and liabilities, making the tax basis significantly higher than the accounting basis that generated an increase in the deferred income tax asset. In 2009, our effective tax rate increased to 11% (or more than 300 basis points) mainly due to a decrease in the rate of inflation used in our base of comparison for accounting purposes to tax purposes from 6.5% to 3.6%. The increase was also partially due to a change in the valuation allowance for asset taxes. In 2010, our effective tax rate decreased to 6% . The decrease is partially due to a decrease in the fiscal amortization rates of the Manzanillo and Los Mochis airport’s concession in 2010, which resulted in an increase in the fiscal values of these concessions, thereby decreasing the related deferred income tax liability. The corresponding effect on taxable income was a decrease in the tax losses generated at these two airports. However, as the deferred tax assets for tax loss carryforwards are fully reserved, they did not offset the aforementioned decrease in the deferred income tax liability generated by the change in the fiscal amortization rates. As a consequence, income tax expense only reflected the reduction of the change in the deferred income tax liability, thereby generating a reduction in our effective tax rate. This was further, and more significantly, affected by an increase in the inflation rate from 3.6% to 4.4%, which thereby increased the fiscal value of our concessions to exceed their accounting value, resulting in an additional benefit to our effective tax rate at these airports. We paid Ps. 476.5 million, Ps. 372.3 million and Ps. 470.0 million in corporate taxes in 2008, 2009 and 2010, respectively, representing 28.0%, 27.7% and 29.5% of our earnings before taxes.

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefited us, the Company has ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes which resulted in the Company’s ability to recover tax on assets that was previously determined to be unrecoverable, coupled with the Company’s financial projections from 2008 to 2017, in 2007, the Company recognized a significant decrease in the valuation allowance of recoverable tax on assets paid in previous years for Ps. 354.9 million. This reserve was increased slightly in 2008 to Ps. 79.1 million, given the 2008 results compared with its related forecast with respect to certain of our airports, and was further increased in 2009 to Ps. 23.9 million for similar reasons. In 2010, we decreased this reserve to Ps. 11.5 million based on revised financial projections from 2011 to 2017 which indicated improved financial performance at certain of our airports, given increased estimates of passenger traffic and maximum tariffs stemming from subsequent five-year period tariffs agreed upon with the Ministry of Communications and Transportation, that became effective in January 2010 and were higher than originally projected. The recoverable tax on assets decreased Ps. 11.4 million due to a refund request made in 2010 to the fiscal authorities.

Employee Profit Sharing

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Employee Retirement Plans

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ integrated daily salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4.0 million in 2008, Ps. 3.9 million in 2009 and Ps. 4.0 million in 2010.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2008	2009	2010
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	26.7%	(5.6)%	(5.4)%
Mexican inflation rate(2)	6.5%	3.6%	4.4%
U.S. inflation rate(3)	0.1%	2.7%	1.5%
Increase in Mexican gross domestic product(4)	1.5%	(6.5)%	6.2%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de México, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 13.8320 per U.S. dollar as of December 31, 2008, Ps. 13.0587 per U.S. dollar as of December 31, 2009 and 12.3571 per U.S. dollar as of December 31, 2010.
(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de México. The Mexican consumer price index at year end was: 133.761 in 2008, 138.541 in 2009 and 144.639 in 2010.
(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by the Mexican National Institute of Statistics as of February 25, 2011.

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

•

Comprehensive financing result. As required by MFRS, our comprehensive financing result reflects gains or losses from foreign exchange and gains and losses from interest earned or incurred. As a result, it is impacted by currency depreciation.

•

Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2008, 2009 and 2010, we collected passenger charges from airlines within 75 to 86 days, 79 to 136 days, and no longer than 60 days, respectively, following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions if it is repeated and sanctioned by the Ministry of Communications and Transportation at least three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In accordance with the new NIF B-10, Effects of Inflation, since the cumulative inflation in Mexico measured by the NCPI in the three-year periods ended December 31, 2007, 2008 and 2009 was below 26%, we ceased recognizing the effects of inflation in our financial statements for the fiscal years beginning January 1, 2008, 2009 and 2010.

Results of operations by subsidiary

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries.

Results of Operations by Subsidiary

	Subsidiary Operating Results
	Year ended December 31,
	2008		2009		2010
	(millions of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	930.6	Ps.	884.7	Ps.	1,067.1
Non-aeronautical services		233.2		231.0		250.8
		1,163.8		1,115.7		1,317.9
Improvements to concession assets		—		—		159.7
Total revenues		1,163.8		1,115.7		1,477.6
Total costs		588.5		579.4		825.6
Costs of operations(4)		345.0		321.3		382.6
Cost of improvements to concession		—		—		159.7
Depreciation and amortization		243.5		258.1		283.2
Income from operations		575.3		536.2		652.1
Operating margin(1)		49.4%		48.1%		44.1%
Tijuana:
Revenues:
Aeronautical services	Ps.	368.4	Ps.	334.8	Ps.	434.2
Non-aeronautical services		96.8		87.9		91.3
		465.2		422.7		525.5
Improvements to concession assets		—		—		113.8
Total revenues		465.2		422.7		639.2
Total costs		322.5		321.6		450.8
Costs of operations(4)		185.5		182.2		195.2
Cost of improvements to concession		—		—		113.8
Depreciation and amortization		137.0		139.4		141.8
Income from operations		142.7		101.1		188.5
Operating margin(1)		30.7%		23.9%		29.5%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	454.1	Ps.	387.4	Ps.	438.1
Non-aeronautical services		131.1		140.3		144.8
		585.2		527.7		582.9
Improvements to concession assets		—		—		113.5
Total revenues		585.2		527.7		696.4
Total costs		285.4		270.0		400.0
Costs of operations(4)		175.3		155.3		169.3
Cost of improvements to concession		—		—		113.5
Depreciation and amortization		110.1		114.7		117.2
Income from operations		299.8		257.7		296.4
Operating margin(1)		51.2%		48.8%		42.6%
Los Cabos:
Revenues:
Aeronautical services	Ps.	432.5	Ps.	398.0	Ps.	455.3
Non-aeronautical services		153.4		168.6		169.3
		585.9		566.6		624.6
Improvements to concession assets		—		—		156.5
Total revenues		585.9		566.6		781.1
Total costs		231.8		233.4		399.0
Costs of operations(4)		144.5		145.1		147.9
Cost of improvements to concession		—		—		156.5
Depreciation and amortization		87.3		88.3		94.6
Income from operations		354.1		333.2		382.1
Operating margin(1)		60.4%		58.8%		48.9%
Hermosillo:
Revenues:
Aeronautical services	Ps.	132.3	Ps.	126.9	Ps.	135.5

	Subsidiary Operating Results
	Year ended December 31,
	2008		2009		2010
	(millions of pesos, except percentages)
Non-aeronautical services		24.2		25.0		24.4
		156.5		151.9		159.9
Improvements to concession assets		—		—		19.1
Total revenues		156.5		151.9		179.0
Total costs		119.6		118.6		140.3
Costs of operations(4)		78.5		76.1		74.0
Cost of improvements to concession		—		—		19.1
Depreciation and amortization		41.1		42.5		47.2
Income from operations		36.9		33.3		38.7
Operating margin(1)		23.6%		21.9%		21.6%
Guanajuato:
Revenues:
Aeronautical services	Ps.	144.8	Ps.	122.4	Ps.	130.0
Non-aeronautical services		32.9		26.3		29.2
		177.7		148.7		159.2
Improvements to concession assets		—		—		23.1
Total revenues		177.7		148.7		182.3
Total costs		116.4		108.4		135.6
Costs of operations(4)		79.4		68.7		71.1
Cost of improvements to concession		—		—		23.1
Depreciation and amortization		37.0		39.7		41.4
Income from operations		61.3		40.3		46.7
Operating margin(1)		34.5%		27.1%		25.6%
Other Airport Subsidiaries(2):
Revenues:
Aeronautical services	Ps.	299.5	Ps.	283.0	Ps.	297.6
Non-aeronautical services		57.0		50.0		49.1
		356.5		333.0		346.7
Improvements to concession assets		—		—		71.4
Total revenues		356.5		333.0		418.0
Total costs		391.3		364.5		451.5
Costs of operations(4)		269.3		235.5		241.3
Cost of improvements to concession		—		—		71.4
Depreciation and amortization		122.0		129.0		138.8
Loss from operations		(34.8)		(31.6)		(33.4)
Operating margin(1)		(9.8)%		(9.5)%		(8.0)%
Other Subsidiaries(3):
Total costs		(12.7)		(23.6)		11.7
Costs of operations(4)		(32.9)		(40.7)		(4.2)
Depreciation and amortization		20.2		17.1		15.9
Income (loss) from operations		12.7		23.6		(11.7)
Total:
Revenues:
Aeronautical services	Ps.	2,762.2	Ps.	2,537.2	Ps.	2,957.8
Non-aeronautical services		728.6		729.0		758.8
		3,490.8		3,266.2		3,716.6
Improvements to concession assets		—		—		657.1
Total revenues		3,490.8		3,266.2		4,373.7
Total costs		2,042.8		1,972.3		2,814.3
Costs of operations(4)		1,244.6		1,143.5		1,277.3
Cost of improvements to concession		—		—		657.1
Depreciation and amortization		798.2		828.8		879.9
Income from operations		1,448.0		1,293.9		1,559.4
Operating margin(1)		41.5%		39.6%		35.7%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports.

(3)	Other subsidiaries data reflects the results of operations of our administrative, operating and car parking services providers.
(4)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

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

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results
	Year ended December 31,
	2008		2009			2010
	Amount		Amount		% change	Amount		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	2,762,198	Ps.	2,537,262	(8.1)%	Ps.	2,957,763	16.6%
Non-aeronautical services		728,587		728,978	0.1		758,803	4.1
		3,490,785		3,266,240	(6.4)		3,716,566	13.8
Improvements to concession assets		—		—	0.0		657,103	100.0
Total revenues		3,490,785		3,266,240	(6.4)		4,373,669	33.9
Operating costs:
Cost of services		952,729		869,315	(8.8)		963,872	10.9
Technical assistance fees		118,226		111,721	(5.5)		128,384	14.9
Concession taxes		173,533		162,507	(6.4)		185,017	13.9
Depreciation and amortization		798,251		828,835	3.8		879,941	6.2
		2,042,739		1,972,378	(3.4)		2,157,214	9.4
Cost of improvements to concession assets		—		—	0.0		657,103	100.0
Total costs		2,042,739		1,972,378	(3.4)		2,814,317	42.7
Income from operations		1,448,046		1,293,862	(10.6)		1,559,352	20.5
Net comprehensive financing income
Interest income, net		105,553		109,779	4.0		57,606	(47.5)
Exchange (loss) gain, net		92,402		(26,149)	(128.3)		(14,509)	(44.5)
Gain (loss) from embedded derivatives		16,923		(25,421)	(250.2)		(4,872)	(80.8)
Net comprehensive financing income		214,878		58,209	(72.9)		38,225	(34.3)
Other (expense) income		7,543		(11,710)	(255.2)		(1,965)	(83.2)
Income before income taxes		1,670,467		1,340,361	(19.8)		1,595,612	19.0
Income tax expense		129,625		140,917	8.7		95,452	(32.3)
Consolidated net income		1,540,842		1,199,444	(22.2)		1,500,160	25.1
Other operating data (unaudited):
Operating margin(1)		41.5%		39.6%			35.7%
Net margin(2)		44.1%		36.7%			34.3%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009

Revenues

Total revenues for 2010 increased 33.9%, from Ps. 3.27 billion in 2009 to Ps. 4.37 billion in 2010. This increase in total revenues was mainly due to the addition of Ps. 657.1 million in revenues from improvements to concession assets as a result of our adoption of INIF 17, and, to a lesser extent, as a result of a Ps. 420.5 million increase in aeronautical services revenues and a Ps. 29.8 million increase in non-aeronautical services revenues.

Aeronautical services revenues increased 16.6%, from Ps. 2.54 billion in 2009 to Ps. 2.96 billion in 2010, primarily as a result of the application of the new maximum rates as of January 2010, which increased 10.1%, as well as a 4.9% increase in passenger traffic. Revenues from passenger charges increased Ps. 364.8 million. Revenues from aircraft landing and parking fees increased 24.5%, or Ps. 31.6 million, while the leasing of ticket counter spaces and complementary services to airlines increased 33.0%, or Ps. 17.5 million. In addition, the Los Cabos and Puerto Vallarta airports, which have the two highest maximum tariffs, reported a combined increase in total terminal traffic of 215.1 thousand passengers, representing 23.0% of our increase in total terminal passenger traffic as compared to 2009.

Non-aeronautical services revenues for 2010 increased Ps. 29.8 million, or 4.1%, from Ps. 729.0 million in 2009 to Ps. 758.8 million in 2010. The primary factor influencing the change in non-aeronautical revenues from 2009 to 2010 was a Ps. 21.2 million increase in our car parking revenues. Additionally, combined, revenues from the leasing of space, rental car services and duty free spaces increased Ps. 11.8 million. This increase is primarily due to the fact that revenues from car parking and royalties from duty free and rental car services are directly correlated to passenger traffic, and passenger traffic increased 4.7% in 2010. Revenues from leasing of spaces to time-share developers, financial services and advertising decreased a combined Ps. 3.7 million.

Revenues from improvements to concession assets were Ps. 657.1 million as a result of the adoption of INIF 17. These revenues represent the fair value of the additions and upgrades we undertake in accordance with our Master Development Programs. In exchange for investing in those additions and upgrades, the Mexican government grants us the right to operate the concession to generate further revenues from users of the services offered by those upgraded or additional concession assets. This represents an exchange of dissimilar goods or services rather than an actual cash exchange because we receive an intangible asset for the construction services we provide. Exchanges of dissimilar services are considered transactions that generate revenues and thus should be measured at the fair value of the goods or services received, or those given up, if the former cannot be measured reliably. Through a bidding process, we hire third parties for the construction of the additions and upgrades. Accordingly, we recognize the revenues for these construction services as the amounts paid to those third parties, because those amounts are representative of the fair value of the services given up and given the unreliability of estimating the goods or services received in exchange. As a result of the foregoing analysis, in 2010, we recognized revenues from improvements to concession assets and an equal amount of costs of improvements to concession assets. These revenues are not directly correlated with passenger traffic (the main factor driving our revenues) nor do they generate cash inflows.

Revenues by Airport

Total revenues at each of our airports increased, mainly due to the recognition from improvements to concession assets as a result of the adoption in 2010 of INIF 17. As mentioned above, revenues from improvements to concession assets represent the value of an intangible asset received by the Company in exchange for constructions services and do not generate cash inflows.

At the Guadalajara airport, revenues increased by 32.4% from Ps. 1.12 billion in 2009 to Ps. 1.48 billion in 2010, partially due to the addition of Ps. 159.7 million in revenues from improvements to concession assets in 2010 (revenues increased 18.1% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased 20.6% from Ps. 884.7 million in 2009 to Ps. 1.7 billion in 2010 at the Guadalajara airport, primarily due to a 9.6% increase in the maximum rate beginning January 2010, and due to a 7.8% increase in passenger traffic during the same period. Non-aeronautical revenues at the Guadalajara airport increased by 8.6% from Ps. 231.0 million in 2009 to Ps. 250.8 million in 2010, due principally to an increase in the revenues from commercial leasing as well as an increase in revenues from car parking and spaces rented for duty free stores, both of which were driven by an increase in passenger traffic.

At the Tijuana airport, revenues increased by 51.2% from Ps. 422.7 million in 2009 to Ps. 639.2 million in 2010, partially due to the addition of Ps. 113.8 million in revenues from improvements to concession assets in 2010 (revenues increased 24.3% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 29.7% from Ps. 334.8 million in 2009 to Ps. 434.2 million in 2010 at the Tijuana airport, due to a 21.7% increase in the maximum rate beginning January 2010 and a 7.1% increase in passenger traffic during the same period. Non-aeronautical revenues increased at the Tijuana airport by 3.9% from Ps. 87.9 million in 2009 to Ps. 91.3 million in 2010, principally due to an increase in car parking revenues and other commercial revenues driven by higher passenger traffic.

At the Puerto Vallarta airport, revenues increased by 31.9% from Ps. 527.7 million in 2009 to Ps. 696.3 million in 2010, largely due to the addition of Ps. 113.5 million in revenues from improvements to concession assets in 2010 (revenues increased 10.4% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 13.1% from Ps. 387.4 million in 2009 to Ps. 438.1 million in 2010 at the Puerto Vallarta airport, due to the 10.5% increase in the maximum rate beginning January 2010 and a 3.4% increase in passenger traffic during the same period. Non-aeronautical revenues increased at the Puerto Vallarta airport by 3.1% from Ps. 140.3 million in 2009 to Ps. 144.7 million in 2010, due principally to an increase in revenues from rental car services, time-share developers, commercial leasing and duty free spaces due to an increase in passenger traffic.

At the Los Cabos airport, revenues increased by 37.9% from Ps. 566.6 million in 2009 to Ps. 781.1 million in 2010, mainly due to the addition of Ps. 156.5 million in revenues from improvements to concession assets in 2010 (revenues increased 10.2% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 14.4% from Ps. 398.0 million in 2009 to Ps. 455.3 million in 2010 at the Los Cabos airport, due to the 10.4% increase in the maximum rate beginning January 2010 and a 4.8% increase in passenger traffic during the same period. Non-aeronautical revenues increased at the Los Cabos airport by 0.4% from Ps. 168.6 million in 2009 to Ps. 169.3 million in 2010, mainly due to an increase in revenues from commercial leasing.

At the Hermosillo airport, revenues increased by 17.9% from Ps. 151.9 million in 2009 to Ps. 179.1 million in 2010, largely due to the addition of Ps. 19.1 million in revenues from improvements to concession assets in 2010 (revenues increased 5.3% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 6.8% from Ps. 126.9 million in 2009 to Ps. 135.5 million in 2010 at the Hermosillo airport, due to the 10.0% increase in the maximum rate beginning January 2010, partially offset by a 3.1% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased at the Hermosillo airport by 2.1% from Ps. 25.0 million in 2009 to Ps. 24.4 million in 2010, due to a decrease in revenues from commercial leasing, due to a decrease in passenger traffic.

At the Guanajuato airport, revenues increased by 22.6% from Ps. 148.7 million in 2009 to Ps. 182.3 million in 2010, mainly due to the addition of Ps. 23.1 million in revenues from improvements to concession assets in 2010 (revenues increased 3.1% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 6.3% from Ps. 122.4 million in 2009 to Ps. 130.0 million in 2010 at the Guanajuato airport, due to the 11.0% increase in the maximum rate beginning January 2010, partially offset by a decrease in passenger traffic. Non-aeronautical revenues increased at the Guanajuato airport by 11.0% from Ps. 26.3 million in 2009 to Ps. 29.2 million in 2010, due primarily to an increase in revenues from commercial leasing.

Revenues at our other 6 airports increased by 25.5% on an aggregate basis from Ps. 333.0 million in 2009 to Ps. 418.0 million in 2010, largely due to the addition of Ps. 71.4 million in revenues from improvements to concession assets in 2010 (revenues increased 4.1% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues at these airports increased by 5.1% from Ps. 283.0 million in 2009 to Ps. 297.6 million in 2010, mainly due to a 2.2% increase in passenger traffic during the same period. Non-aeronautical revenues decreased by 1.8% from Ps. 50.0 million in 2009 to Ps. 49.1 million in 2010, due principally to a decrease in revenues from advertising and food and beverages spaces.

Total Costs

Cost of Services

Cost of services, which is comprised of employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps. 94.5 million, or 10.9%, from Ps. 869.3 million in 2009 to Ps. 963.9 million in 2010. Of the total increase, 56.1% was due to a Ps. 53.0 million provision for doubtful accounts resulting from the insolvency of Grupo Mexicana. Higher consumption of electricity, security and maintenance costs increased Ps. 24.1 million. Utilities increased 14.1%, or Ps. 12.2 million, mainly due an increase in electricity charges which resulted from the elimination of electricity rate subsidies during 2010. Employee costs increased 2.7%, or Ps. 9.3 million, mainly due to an increase in salaries and benefits and an increase in training costs. Maintenance costs increased 3.4%, or Ps. 6.0 million, due to an increase in the cost of routine maintenance on terminal buildings, aprons, platforms, airbuses and walkways.

The main airports that contributed to the increase in the cost of services for the year ended December 31, 2010 were Guadalajara (cost of services increased 18.8%, to Ps. 271.4 million from Ps. 228.5 million in 2009, as consequence of a Ps. 39.9 million increase in the reserve for doubtful accounts related to Grupo Mexicana’s insolvency, representing 74.3% of the total reserve taken for Grupo Mexicana’s insolvency), Puerto Vallarta (cost of services increased 6.5%, to Ps. 122.8 million from Ps. 115.3 million in 2009; the reserve for doubtful accounts related to Grupo Mexicana’s insolvency was Ps. 0.3 million, representing 0.6% of the total reserve taken for Grupo Mexicana), Guanajuato (cost of services increased 4.0%, to Ps. 56.6 million from Ps. 54.4 million in 2009) and Tijuana (cost of services increased 4.0%, to Ps. 145.3 million from Ps. 139.8 million in 2009; the reserve for doubtful accounts was Ps. 1.6 million, representing 3.0% of the total reserve taken for Grupo Mexicana).

Technical Assistance Fee and Concession Tax

The technical assistance fee increased 14.9%, from Ps. 111.7 million in 2009 to Ps. 128.4 million in 2010. This increase was mainly due to an increase in operating income.

As a result of increased revenues (excluding revenues from improvements to concession assets as they do not form part of income for purposes of the government concession tax), government concession taxes increased 13.9%, from Ps. 162.5 million in 2009 to Ps. 185.0 million in 2010.

Depreciation and Amortization

Depreciation and amortization increased 6.2%, from Ps. 828.8 million in 2009 to Ps. 879.9 million in 2010, mainly due to increasing infrastructure to fulfill the Master Development Programs and our commitment to provide better services to our clients. The amortization of concessions did not fluctuate materially.

Cost of improvements to concession assets

In 2010, as a result of the adoption of INIF 17, the cost of improvements to concession assets was Ps. 657.1 million. The effects of recognition of this interpretation were applied prospectively, as required by the interpretation. The cost of improvements to concession assets are closely correlated with the capital expenditures committed under our Master Development Programs for construction and upgrades of our airports’ infrastructure. Because we hire a third party to provide the construction and upgrade services, such costs are equal to the amounts paid to such third parties.

Operating Costs by Airport

Operating costs at each of our airports increased, mainly due to the addition of the cost of improvements to concession assets as a result of the adoption in 2010 of INIF 17. As mentioned above, the cost of improvements to concession assets are closely correlated with the capital expenditures committed under our Master Development Programs for construction and upgrades of our airports’ infrastructure and do not represent cash out-flows.

Operating costs for the Guadalajara airport were Ps. 825.6 million in 2010, a 42.5% increase from the Ps. 579.4 million recorded in 2009. This increase was primarily due to the addition of the cost of improvements to concession assets of Ps. 159.7 million in 2010 (operating costs increased 14.9% without including the cost of improvements to concession assets). Operating costs also increased in 2010 as a result of a greater provision for doubtful accounts due to the insolvency of Grupo Mexicana equal to Ps. 39.9 million or 74.3% of the total reserve for Grupo Mexicana. Additionally the cost of maintenance, security and utilities increased Ps. 8.2 million and depreciation and amortization increased Ps. 27.4 million.

Operating costs for the Tijuana airport increased to Ps. 450.8 million in 2010 from the Ps. 321.6 million recorded in 2009. This increase was partially due to the addition of the cost of improvements to concession assets of Ps. 113.8 million in 2010 (operating costs increased 4.8% without including the cost of improvements to concession assets). The provision for doubtful accounts due to the insolvency of Grupo Mexicana was Ps. 1.6 million or 3.0% of the total reserve for Grupo Mexicana. Additionally the cost of maintenance and utilities increased Ps. 3.8 million and depreciation and amortization increased Ps. 4.4 million.

Operating costs for the Puerto Vallarta airport were Ps. 399.9 million in 2010, a 48.1% increase from the Ps. 270.0 million recorded in 2009. This increase was primarily due to the addition of the cost of improvements to concession assets of Ps. 113.5 million in 2010 (operating costs increased 6.1% without including the cost of improvements to concession assets). The provision for doubtful accounts due to the insolvency of Grupo Mexicana was Ps. 0.3 million or 0.6% of the total reserve for Grupo Mexicana. Additionally the cost of utilities increased Ps. 3.3 million and depreciation and amortization increased Ps. 3.7 million.

Operating costs for the Los Cabos airport increased to Ps. 399.0 million in 2010, a 71.0% increase from the Ps. 233.4 million recorded in 2009. This increase was mainly due to the addition of the cost of improvements to concession assets of Ps. 156.5 million in 2010 (operating costs increased 3.9% without including the cost of improvements to concession assets). The provision for doubtful accounts due to the insolvency of Grupo Mexicana was Ps. 0.7 million or 1.3% of the total reserve for Grupo Mexicana. Additionally, the cost of utilities increased Ps. 2.3 million and depreciation and amortization increased Ps. 6.8 million.

Operating costs for the Hermosillo airport increased only slightly to Ps. 140.3 million in 2010, a 18.3% increase from the Ps. 118.6 million recorded in 2009. This increase was due to the addition of the cost of improvements to concession assets of Ps. 19.1 million in 2010 (operating costs increased 2.2% without including the cost of improvements to concession assets). Additionally, the cost of maintenance and utilities increased Ps. 2.7 million and depreciation and amortization increased Ps. 4.9 million.

Operating costs for the Guanajuato airport were Ps. 135.6 million in 2010, a 25.1% increase from the Ps. 108.4 million recorded in 2009. This increase was due to the addition of the cost of improvements to concession assets of Ps. 23.1 million in 2010 (operating costs increased 3.8% without including the cost of improvements to concession assets). Additionally depreciation and amortization increased Ps. 2.9 million.

Operating costs for our 6 other airports were Ps. 451.5 million in 2010, a 23.9% increase from the Ps. 364.5 million recorded in 2009. This increase was primarily due to the addition of the cost of improvements to concession assets of Ps. 71.4 million in 2010 (operating costs increased 4.2% without including the cost of improvements to concession assets). The provision for doubtful accounts due to the insolvency of Grupo Mexicana was Ps. 11.1 million or 20.7% of the total reserve for Grupo Mexicana.

Income from Operations

Operating income increased 20.5%, from Ps. 1.29 billion in 2009 to Ps. 1.56 billion in 2010. This increase was primarily due to increases in both our maximum tariffs and passenger traffic, which were partially offset by increases in operating cost such as maintenance (Ps. 6.0 million), security (Ps. 5.4 million), utilities (Ps. 12.8 million), professional services (Ps. 26.6 million), provision for doubtful accounts (Ps. 53.0 million) and depreciation and amortization (Ps. 51.1 million). Despite the increase in operating income, our operating margin decreased 390 basis points, from 39.6% in 2009 to 35.7% in 2010, mainly due to the impact of the adoption of INIF 17.

Income from Operations by Airport

Operating margin is calculated by dividing income from operations at each airport by total revenues for that airport. Because total revenues include revenues from improvements to concession assets as a result of the adoption in 2010 of INIF 17, operating margin results for 2010 will not be comparable with operating margin results for 2009 or other previous periods.

Operating income for the Guadalajara airport increased by 21.6% from Ps. 536.2 million in 2009 to Ps. 652.1 million in 2010, primarily due to an increase in passenger traffic. The operating margin decreased 400 basis points, from 48.1% to 44.1% (operating margin increased 140 basis points to 49.5% taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Tijuana airport increased by 86.4% from Ps.101.1 million in 2009 to Ps. 188.5 million in 2010, primarily due to increases in both our maximum tariffs and passenger traffic. The operating margin increased 560 basis points from 23.9% to 29.5% (operating margin increased 1,200 basis points to 35.9% taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Puerto Vallarta airport increased by 15.0% from Ps. 257.7 million in 2009 to Ps. 296.4 million in 2010, primarily due to an increase in passenger traffic. The operating margin decreased 620 basis points from 48.8% to 42.6% (operating margin increased 200 basis points to 50.8% taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Los Cabos airport increased by 14.7% from Ps. 333.2 million in 2009 to Ps. 382.1 million in 2010, primarily due to an increase in passenger traffic and in our maximum tariffs. The operating margin decreased 990 basis points from 58.8% to 48.9% (operating margin increased 240 basis points to 61.2% taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Hermosillo airport increased by 16.2% from Ps. 33.3 million in 2009 to Ps. 38.7 million in 2010, primarily due to an increase in aeronautical revenues. The operating margin decreased 30 basis points from 21.9% to 21.6% (operating margin increased 230 basis points to 24.2% taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Guanajuato airport increased by 15.9% from Ps. 40.3 million in 2009 to Ps. 46.7 million in 2010, primarily due to an increase in our maximum tariffs, partially offset by a reduction in our passenger traffic. The operating margin decreased 150 basis points from 27.1% to 25.6% (operating margin increased 220 basis points to 29.3% taking into account the sum of aeronautical and non-aeronautical revenues only).

Loss from operations for our 6 other airports increased by 6.0% to a loss of Ps. 33.4 million in 2010 from a loss of Ps. 31.6 million in 2009. The increase in the loss from operations was primarily due to a proportionately higher increase in the cost of services and depreciation and amortization than in revenues.

Comprehensive Financing Result

Net comprehensive financing income in 2010 decreased by Ps. 20.0 million, or 34.3%, to Ps. 38.2 million in 2010 from Ps. 58.2 million in 2009. This decrease resulted mainly from a Ps. 59.7 million increase in our interest expense for 2010, principally due to interest on the bank loans used to finance our investments. A larger portion of such interest was capitalized in 2009 as compared to 2010, due to the construction of Terminal 4 at our Los Cabos airport in 2009. In 2010, construction, and consequently interest capitalization, was temporarily suspended. Construction will recommence in 2011, and the corresponding interest expense for 2011 will again be capitalized. This was offset by a smaller exchange loss of Ps. 14.5 million as compared to an exchange loss of Ps. 26.1 million during 2009. In addition, we had a smaller loss in our embedded derivatives of Ps. 4.8 million in 2010 as compared with a loss of Ps. 25.4 million in 2009 as a result of the appreciation of the Mexican peso. These decreases were partially offset by a Ps. 7.5 million increase in net interest income.

Income Taxes and Asset Tax

Income taxes for 2010 resulted in a expense of Ps. 95.4 million, which principally consisted of the following: (a) current income tax expense for the year of Ps. 482.0 million, (b) a decrease in the valuation allowance for the asset tax recovery of Ps. 11.5 million, stemming from revised financial projections at certain of our airports, (c) cancellation of recoverable income tax of Ps. 84.2 million. All of those effects were partially offset by a deferred income tax reduction of Ps. 461.2 million. The effective tax rate for the Company decreased from 11% for 2009 to 6% in 2010. The decrease is partially due to a decrease in the fiscal amortization rates of the Manzanillo and Los Mochis airports’ concession in 2010, which resulted in an increase in the fiscal values of these concessions, thereby decreasing the related deferred income tax liability. The corresponding effect on taxable income was a decrease in the tax losses generated at these two airports. However, as the deferred tax assets for tax loss carryforwards are fully reserved, they did not offset the aforementioned decrease in the deferred income tax liability generated by the change in the fiscal amortization rates. As a consequence, income tax expense only reflected the reduction of the change in the deferred income tax liability, thereby generating a reduction in our effective tax rate. This was further, and more significantly, affected by an increase in the inflation rate from 3.6% to 4.4%, which thereby increased the fiscal value of our concessions to exceed their accounting value, resulting in an additional benefit to our effective tax rate at these airports. Although, income tax expense decreased from 2009 driven by the foregoing factors, current income tax increased Ps.112.5 million from 2009 to 2010 mainly due to the 19.0% increase in income before taxes.

Net Income

Net income increased Ps. 300.7 million, mainly due to the Ps. 265.5 million increase in operating income and a significant decrease of Ps. 45.5 million in income tax expense, partially offset by the Ps. 19.9 million decreases in comprehensive financing result. The Company’s net income increased 25.1%, from Ps. 1.20 billion in 2009 to Ps. 1.50 billion in 2010. Net margin decreased from 36.7% in 2009 to 34.3% in 2010, due to the aforementioned factors (net margin increased to 40.4% taking into account the sum of aeronautical and non-aeronautical revenues only).

Results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008

Revenues

Total revenues for 2009 decreased 6.4%, from Ps. 3.49 billion in 2008 to Ps. 3.27 billion in 2009. This decrease was mainly due to a decrease in aeronautical services revenues while non-aeronautical services revenues remained stable.

Aeronautical services revenues decreased 8.1%, from Ps. 2.76 billion in 2008 to Ps. 2.54 billion in 2009. This decrease was partially due to the suspension of operations by Aerocalifornia, Avolar, Aladia and Alma in July, August, October and November 2008, respectively, and the suspension of operations of Aviacsa in July 2009. From the beginning of 2008 until the date in which Aerocalifornia, Avolar, Alma ceased operations, these airlines represented 6.1%, 5.1% and 3.8%, respectively, of our total traffic and represented 4.0%, 3.3%, 2.4%, respectively, of the total revenues. From the beginning of 2009 until the date in which Aviacsa ceased operations, it represented 3.6% of our total traffic and 1.4% of the total revenues. In addition, there was a temporary suspension of routes and a reduction in the frequency of certain flights caused by the global economic crisis and the health alert issued in April 2009 for the A/H1N1 virus, which resulted in a 7.4% (Ps. 167.1 million) decrease in passenger charges (as a consequence of a 13.3% reduction in terminal passenger traffic). Revenues from aircraft landing and parking fees declined 4.6%, or Ps. 12.5 million, while the leasing of ticket counter spaces and complementary services to airlines declined 14.6%, or Ps. 22.6 million. The reduction in passenger charges was proportionally lower than the reduction in passenger traffic due to the fact that fees for airport usage increased in 2009 compared to 2008. In addition, Los Cabos International Airport (which has the second-highest of our maximum tariffs) and the Guadalajara International Airport reported lower declines in passenger traffic than those reported at the other two airports with the highest traffic in the Company (Tijuana and Puerto Vallarta).

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

Revenues by Airport

At the Guadalajara airport, revenues decreased by 4.1% from Ps. 1.16 billion in 2008 to Ps. 1.12 billion in 2009. Aeronautical revenues decreased by 4.9% from Ps. 930.6 million in 2008 to Ps. 884.7 million in 2009 at the Guadalajara airport, due to a 10.3% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased at the Guadalajara airport by 0.9% from Ps. 233.2 million in 2008 to Ps. 231.0 million in 2009, due principally to a decrease in car parking revenues and the decrease in passenger traffic. The decrease was partially offset by an increase in the revenues of commercial leasing and rental car services.

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

Income from Operations

Operating income decreased 10.6%, from Ps. 1.45 billion in 2008 to Ps. 1.29 billion in 2009. This decrease was primarily due to a decrease in passenger traffic which was partially offset by a reduction in several cost items. Our operating margin decreased 190 basis points, from 41.5% in 2008 to 39.6% in 2009, mainly due to a proportionately larger decrease in our revenues when compared to the decrease in operating expenses.

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

Net Income

Net income decreased Ps. 341.4 million, mainly due to the decrease in operating income of Ps. 154.2 million, coupled with a decrease in comprehensive financing income of Ps. 156.7 million and increase in income tax expense of Ps. 11.3 million. The Company’s net income decreased 22.2%, from Ps. 1.54 billion in 2008 to Ps. 1.20 billion in 2009. Net margin decreased from 44.1% in 2008 to 36.7% in 2009, due to the aforementioned factors.

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we did not incur any significant indebtedness until 2007. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2008, 2009 and 2010, we used Ps. 1.12 billion, Ps. 1.20 billion and Ps. 1.00 billion in 2010 respectively, of our cash balances for the payment of dividends.

At December 31, 2008, 2009 and 2010, we had Ps. 1.50 billion, Ps. 2.17 billion and Ps. 2.35 billion of cash and cash equivalents, and Ps. 275.2 million, Ps. 279.6 million and Ps. 233.9 million of financial investments held for trading purposes, respectively. These increases in 2010 were due in part to new funds from a bank loan of Ps. 507.7 million, partially used for capital expenditures in 2010. We believe our working capital and resources expected to be generated from operations, in conjunction with the proceeds from the credit agreement, will continue to meet our present requirements.

Cash Flows

In 2010, we generated Ps. 2.58 billion from operating activities, principally reflecting income from operations after taking into consideration non-cash charges such as depreciation and amortization. Income generated from operations was mainly used to make dividend payments of Ps. 750.0 million on June 15, 2010 and Ps. 250.0 million on August 19, 2010, to invest approximately Ps. 427.8 million in machinery, equipment and improvements to our airport facilities and to repurchase Ps.609.8 million in shares.

In 2009, we generated Ps. 2.21 billion from operating activities, principally reflecting income from operations after taking into consideration non-cash charges such as depreciation and amortization. Income generated from operations was mainly used to make dividend payments of Ps. 870.0 million on May 25, 2009 and Ps. 330.0 million on November 3, 2009 and to invest approximately Ps. 129.1 million in machinery, equipment and improvements to our airport facilities.

In 2008, we generated Ps. 1.61 billion from operating activities, principally reflecting income from operations discussed above after taking into consideration non-cash charges such as depreciation, amortization and deferred income tax. Income generated from operations was mainly used to make a dividend payment of Ps. 864.0 million on May 12, 2008 and Ps. 258.0 million on October 31, 2008, as well as to invest approximately Ps. 178.0 million in machinery, equipment and improvements to our airport facilities.

Indebtedness

On August 31, 2007, our Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports entered into an unsecured peso-denominated credit agreement with Banamex, which provided financing in an amount of Ps. 1.21 billion, which we have been using to fund capital expenditures at these airports. This amount was disbursed in three separate tranches as follows: (i) Ps. 600.0 million which was disbursed on September 7, 2007, (ii) Ps. 344.0 million which was disbursed on January 30, 2008, and (iii) Ps. 270.0 million which was disbursed on January 30, 2009.

On September 7, 2007, January 30, 2008 and January 30, 2009, loans were disbursed as follows: Los Cabos International Airport borrowed Ps. 330.0 million, Ps. 273.0 million and Ps. 202.0 million, respectively; Puerto Vallarta International Airport borrowed Ps. 193.0 million, Ps. 26.0 million and Ps. 8.0 million, respectively; Hermosillo International Airport borrowed Ps. 44.0 million, Ps. 17.0 million and Ps 41.0 million, respectively; and Guanajuato International Airport borrowed Ps. 33.0 million, Ps. 28.0 million and Ps. 19.0 million, respectively. The loans were distributed to each airport. The loans mature in seven years from the date of the borrowing and bear a fixed interest rate of 8.52% on unpaid balances. Interest payments and amortization of principal are required to be made in 28 consecutive quarterly payments. We have been paying the amortization of principal and interest on each maturity date on each tranche. We have to comply with the following covenants, among others: (i) limitation on the use of proceeds for the financing of capital expenditures and working capital, (ii) restriction on the incurrence of other debt by any airport receiving a disbursement, if any, (iii) prohibition on the merger of the airport receiving the disbursement (or any of its subsidiaries) with any other company, (iv) prohibition on the sale or transfer of assets from each airport receiving a disbursement in an amount greater than Ps. 1.0 million, without previous authorization from Banamex, (v) maintenance of certain financial ratios and (vi) prohibition of dividends if the airports are unable to fulfill their obligations under the credit agreement.

On December 9, 2009, our Guanajuato, Guadalajara, Hermosillo, Puerto Vallarta and San José del Cabo airports entered into unsecured credit agreements with Banamex and HSBC for Ps. 325.7 million from each institution, for a total of Ps. 651.4 million. The loans accrue interest at a variable 91-day TIIE rate plus 350 basis points, with principal and interest to be paid quarterly for a period of seven years. Under these contracts with both banks, the airports have to comply with the following covenants, among others: (i) limitation on the use of proceeds for the financing of capital expenditures and working capital, (ii) do not constitute, assume or permit that any obligation exist on any of its goods (iii) restrictions on the incurrence of other debt by any subsidiary of each airport receiving a disbursements, if any, (iv) prohibition on the merger of the airport receiving the disbursement (or any of its subsidiaries) with any other company, (v) prohibition on the sale or transfer of assets from each airport receiving a disbursement in an amount greater than Ps. 1.0 million, unless the sale occurs in the regular course of business, (vi) maintenance of certain financial ratios and (vii) prohibition of dividends or reimbursement of capital if the airports are unable to fulfill their obligations under the credit agreement.

In December 2009, the first tranche was disbursed to Guadalajara International Airport (Ps. 97.0 million), Guanajuato International Airport (Ps. 27.0 million) and Hermosillo International Airport (Ps. 19.8 million). The second tranche was disbursed on February 3, 2010 to Guadalajara International Airport (Ps. 246.1 million), Guanajuato International Airport (Ps. 49.0 million), Hermosillo International Airport (Ps. 44.1 million) and Puerto Vallarta International Airport (Ps. 168.4 million).

In connection with the loans entered into on December 9, 2009, each of those airports entered into a cash flow hedge with Banamex to hedge interest rate risk, which sets a ceiling of 7% on the TIIE, stipulated in the loan agreements (representing the strike price of the hedge), which when added to the 350 basis points established in the loan agreements and the related hedge agreement, results in an effective maximum interest rate of 10.50%. The effective date of the hedge begins in the fourth year of the related debt agreement and extends to the end of the term of the debt. This hedge applies to both loans issued by Banamex and HSBC.

The fair value of our hedging derivative financial instrument was an asset of Ps. 13.6 million as of December 31, 2009 and of Ps. 7.1 million as of December 31, 2010.

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

The following table sets forth our historical capital expenditures for the years indicated.

Capital Expenditures

Year ended December 31,	(thousands of pesos)
2010	Ps.	935,513	(1)
2009		542,114	(1)
2008		521,974	(1)

(1)	Expressed in nominal pesos.

In 2010, we spent Ps. 935.5 million on capital expenditures, principally for terminals, equipment for the inspection of checked baggage, runways and aprons. In 2009, we spent Ps. 542.1 million on capital expenditures, principally for runways and aprons. In 2008, we spent Ps. 521.9 million on capital expenditures, principally for runways and aprons. See “Item 4. History and Development of the Company – Master Development Programs” for more detail on our historical capital expenditures.

During 2008, 2009 and 2010, 27.3%, 26.6% and 34.8% respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans. We currently intend to fund the investments and working capital required by our business strategy through cash flow from operations and from the indebtedness described above.

Share Repurchase Program

At the General Ordinary Shareholders’ Meeting held on April 28, 2008, a stock buy-back program for Series B shares was approved under the Mexican Securities Law rules, for a maximum amount of Ps. 55 million for the period from April 28, 2008 to April 27, 2009. The share repurchases began in July 2008 and ended in April 2009. At the General Ordinary Shareholders’ Meeting held on April 28, 2009, a stock buy-back program for Series B shares was approved under the Mexican Securities Law rules, for a maximum amount of Ps. 864.3 million for the period from April 28, 2009 to April 27, 2010. During this period the Company did not repurchase any shares. At the General Ordinary Shareholders’ Meeting held on April 27, 2010, the maximum amount approved for repurchase of shares or credit instruments that represent these shares was cancelled. At the General Ordinary Shareholders’ Meeting held on April 27, 2010, no stock buy-back program for Series B shares was approved for the period from April 27, 2010 to April 27, 2011. However, at the subsequent General Ordinary Shareholders’ Meeting held July, 22 - 25, 2010, a stock buy-back program for Series B shares was approved under the Mexican Securities Law rules, for a maximum amount of Ps. 1.00 billion from July 25, 2010 to April 27, 2011. During that period the Company bought 20,217,600 shares at an average price of Ps. 45.20 for Ps. 913.8 million. These shares represent 3.6% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 473.5 million for the twelve months following April 27, 2011.

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

Income Taxes

In conformity with NIF D-4, Income Taxes, of MFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2010, we recorded, within the long-term deferred income tax asset, an estimated amount of recoverable asset tax paid (Ps. 396.3 million), based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports . As a result of changes in Mexican tax law, (See “Item 5 – Operating and Financial Review and Prospects – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring on 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Beginning October 2007, and according to Interpretation of Financial Reporting Standard 8, Effects of the Business Flat Tax, based on our financial projections from 2011-2014, we must determine whether we will incur regular income tax or the new Business Flat Tax, or IETU, and, accordingly, recognize deferred taxes based on that expectation. In 2010, we canceled the recoverable income taxes paid on dividends in previous years for a total amount of Ps. 84.2 million, as we do not believe we will recover that amount in future years. Every year we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

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

New Accounting Pronouncements

Our financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP. Notes 26 and 27 to our audited consolidated financial statements discuss new accounting pronouncements under MFRS and U.S. GAAP that will come into effect in 2011.

Principal Differences Between MFRS and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP. See Note 27 to our audited consolidated financial statements for a discussion of these differences and the effect on our result of operations. Consolidated net income under U.S. GAAP was Ps. 1.96 billion, Ps. 1.48 billion and Ps. 1.72 billion for the years ended December 31, 2008, 2009 and 2010, respectively.

The principal differences between MFRS and U.S. GAAP as they relate to us are i) the treatment of our investments in our concessions, the rights to use our airport facilities and revenues and cost of improvements to concession assets, ii) the recognition of the fair value of embedded derivatives, iii) the treatment of AMP’s portion of shares held in trust, which are forfeitable, iv) the treatment of employee postretirement benefits and v) the effects of these adjustments on deferred income taxes. Each of these differences affects both consolidated net income and shareholders’ equity.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2010.

	Payments due by period
Contractual Obligations	Total		Less than 1 year(4)		1-3 years		3-5 years		More than 5 years
	(in millions of pesos)
Master Development Programs (1)(5)	Ps.	2,216.7	Ps.	989.4	Ps.	1,227.3	Ps.	N/A	Ps.	N/A
Purchase Obligations (2)		245.6		59.3		186.3		—		N/A
Bank Loans		1,309.3		266.5		778.0		264.8		N/A
Interest from Bank Loans (6)		553.4		118.5		248.9		186.0		N/A
Operating Lease Obligations (3)		33.8		7.0		20.1		6.7		N/A

Total	Ps.	4,358.8	Ps.	1,440.7	Ps.	2,460.6	Ps.	457.5		N/A

(1)	Figures expressed in constant pesos as of December 31, 2007 based on the Mexican Production, Merchandise and Construction Price Index (Índice Nacional de Precios a la Construcción, CP165 – Materiales, alquiler de maquinaria y remuneraciones), which is the index that the Ministry of Communications and Transportation confirmed applies in restating those values.
(2)	Reflects a minimum fixed annual payment of U.S.$ 4.0 million required to be paid under our technical assistance agreement, assuming an average exchange rate of Ps. 13.8 per U.S. dollar and an annual U.S. inflation rate of 2.0%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2011.
(5)	In the fifth year of the master development programs (2014), a negotiation will take place with the Ministry of Communications and Transportation to determine the new master development program commitments for the subsequent five-year period (2015-2019).
(6)	For the interest calculations, we determined the interest payments using a fixed interest rate of 8.52% for the loans contracted in 2007, and using an estimated rate of 10.50% for the loans contracted in 2009. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness”.

Item 6.	Directors, Senior Management and Employees

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

On April 27, 2011, our shareholders’ meeting determined the composition of our board of directors as set forth in the following table, which lists the title, date of appointment, age and alternate of each of our current directors. In this meeting, however, Grupo México, S.A.B. de C.V. (“Grupo Mexico”), as of April 8, 2011, holder of 20.0% of our total shares, indicated its intent to appoint two members of our board of directors, one for every 10% it holds in the Company. However, according to our bylaws, ownership of our common equity is limited to 10%, and consequently, the right of representation on our board of directors and the right to vote at our shareholders’ meetings is also limited to 10%. Consequently, during the April 27, 2011 General Shareholder’s Meeting, the intent of Grupo Mexico was rejected, and Grupo Mexico was asked to appoint a single board member in accordance with their rights under our bylaws. At the meeting on April 27, 2011, Grupo Mexico did not determine which of the two individuals it put forth as its candidates to the board of directors would be appointed. During the meeting Mr. Gallastegui Armella was neither ratified nor removed from our board of directors by any party, including Grupo Mexico. Therefore, the following table reflects the composition of our board of directors as it is understood by our management. Future developments related to the events discussed in “Item 5, Operating and Financial Review and Prospects – Recent Developments – Shareholder Dispute at Shareholder Meetings” and “Item 8, Legal Proceedings—Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws” might affect the composition of our board.

Name	Title	Director since	Age	Alternate
Guillermo Díaz de Rivera Alvarez*	Chairman and Director (AMP)	June 2, 2010	54	Jorge Sepúlveda García
Demetrio Ullastres Llorente*	Director (AMP)	November 27, 2002	66	Carlos del Río Carcaño
Javier Marín San Andrés *	Director (AMP)	August 1, 2001	54	Maria de los Reyes Escrig Teigeiro
Rodrigo Marabini Ruíz *	Director (AMP)	February 7, 2006	48	Vicente Grau Alonso
Francisco Glennie y Graue **	Director (Independent)	February 7, 2006	62	—
José Manuel Rincón Gallardo Purón**	Director (Independent)	February 7, 2006	68	—
León Falic**	Director (Independent)	June 2, 2010	40	—
Ernesto Vega Velasco**	Director (Independent)	May 25, 2006	73	—
Jaime Cortés Rocha**	Director (Independent)	June 2, 2010	64	—
Carlos Eduardo Bravo Almenar**	Director (Independent)	April 27, 2011	52	—
Eduardo J. Gallastegui Armella**	Director (Independent)	July 25, 2010	54	—

*	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
**	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).

Guillermo Gerardo Díaz de Rivera Alvarez. Mr. Díaz de Rivera is the Chairman of the board of directors of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and a member of our board of directors since 2010. He is a partner with the law firm Díaz de Rivera y Mangino. Mr. Díaz de Rivera has served as professor of commercial law at the Universidad Nacional Autónoma de México since 1981 and at the Universidad Panamericana since 1980. He is a professor of commercial law and stock market law at the Instituto Mexicano del Mercado de Capitales, A.C., as well as having served as a visiting professor at the Universidad Bonaterra and the Universidad de La Habana. He is a legal consultant for various securities issuers and other market participants. He received his law degree from the Universidad Panamericana.

Demetrio Ullastres Llorente. Mr. Ullastres Llorente has served as a member of our board of directors since 2002. Since 2004, he has been the president of the Services and Concessions Division of the ACS Group. Mr. Ullastres received his Bachelor of Arts in transportation engineering from the Colegio del Pilar in Madrid, Spain, and has since worked in various capacities with Grupo Dragados, S.A. in Cadiz, including, most recently, as president of Dragados Industrial, S.A. and president of Dragados Construcción. In 2001, he was named the General Director of Grupo Dragados, S.A., responsible for the areas of construction and concessions. In 2002, he was awarded a medal of Professional Merit by the Colegio de Ingenieros de Caminos, Canales y Puertos.

Javier Marín San Andrés. Javier Marín San Andrés is a member of our board of directors and has been since 2001. He is currently a director of Aeropuertos Españoles y Navegación Aérea, S.A. (AENA) and is in charge of the management and development of the airport network in Spain. He is also a member of the board of directors of Centro Logísticos Aeroportuarios, S.A. (serving as Vice President) and Ingeniería y Economía del Transporte, S.A., as well as several Mexican companies, including Aeropuertos Mexicanos del Pacífico, S.A. de C.V. and Colombian companies such as Aeropuertos del Caribe, S.A., Sociedad Aeroportuaria de la Costa, S.A., Aerocali, S.A. and Compañía de Extinción General de Incendios, S.A. In 1999, he was appointed Chief Executive Officer and General Director of AENA, which he joined in 1991 and where he served in various executive capacities until his appointment from 1993 to 1996 as General Director of Air Navigation and in 1997 as Director of Corporate

Development, responsible for strategic planning of the initial international development of AENA as an airport operator. He has also served as the General Director of Civil Aviation at the Universidad Politécnica de Madrid, in the Experimental Center of the Eurocontrol Organization in Paris, as well as in the Indra Corporation Group. He holds a degree in Aeronautical Engineering from the Universidad Politécnica de Madrid and has a degree in Finance and Economics Management from the Chamber of Commerce in Madrid and a graduate degree in management from the IESE, Universidad de Navarra.

Rodrigo Marabini Ruíz. Mr. Marabini has been a member of our board of directors since 2006, and has more than 20 years professional experience mostly in the airport and air navigation sectors. Since 2004, Mr. Marabini Ruíz has been CEO of AENA and a member of the Spanish Airports Executive Committee. In 1997, he joined AENA as Technical Director and subsequently took on the role of Director of Concessions and Services. Prior to 1997, he was a consultant in organizational, systems and business practices for the public and transportation industry for the firms Arthur Andersen and Andersen Consulting (currently Accenture) and as an independent consultant. He has served as a member of different boards of directors such as Aeropuertos Mexicanos del Pacífico S.A. de C.V., TBI, Plc (United Kingdom) and Airports Concession Development (United Kingdom). Mr. Marabini holds a degree in aeronautical engineering from the ETSIA (Polytechnic University) of Madrid, specializing in Airports, and a Diploma of Senior Management from the IESE Business School of Madrid.

Francisco Glennie y Graue. Francisco Glennie y Graue has been a member of our board of directors since 2006. He previously served as an alternate member of our board of directors and as a member of our audit committee. Since 2003, he has been affiliated with Challenger, Gray and Christmas, Inc., a U.S. human resources consulting firm, as its representative in Mexico City, following several years as an independent executive search consultant. He had previously served as vice-president of human resources for Pepsi Cola, Inc. in Mexico and as the director of human resources for the Latin America region of Frito Lay. Mr. Glennie y Graue has also served in human resources positions of increasing seniority at such companies as Unilever and Sabritas, one of Mexico’s leading snack food companies, following several years in various human resources positions at Ford Motor Company, Inc. Mr. Glennie y Graue obtained his B.A. in industrial relations at the Universidad Iberoamericana in Mexico City and has completed the Senior Management Program at the Instituto Panamericano de Alta Dirección de Empresa in Mexico City.

José Manuel Rincón Gallardo Purón. José Manuel Rincón Gallardo Purón has been a member of our board of directors since 2006. He also serves as the “audit committee financial expert” for the Company and is a member of our Audit Committee, ratified at the General Ordinary Shareholders’ Meeting held in July 2010. Mr. Rincón is an accountant who currently serves on the boards of directors and audit committees of numerous large Mexican companies. He serves as chairman of the board of directors of Sonoco de México, S.A. de C.V., member of the board of directors and audit committee of Grupo Financiero Banamex, S.A. de C.V., Grupo Herdez, S.A. de C.V., General de Seguros, S.A.B., Cemex, S.A.B., de C.V. and is a member of the board of directors of Laboratorio Sanfer-Hormona. He has also served as a managing partner of KPMG Mexico and has served on various committees of KPMG at a national and international level. He is a member of the Mexican Institute of Public Accountants and the Mexican Institute of Financial Executives. He received a degree in accounting from the Universidad Nacional Autónoma de Mexico and has studied administration and finance at the Wharton School of the University of Pennsylvania, Stanford University and the University of California at Los Angeles.

León Falic. Mr. León Falic has been a member of our board of directors since 2010. He is President of Duty Free Americas, Inc., the largest duty-free operator in North America, which he acquired with his brothers in 2001. He is also a principal and the President of UETA Inc., a Panamanian wholesale distributor of luxury goods. Mr. Falic and his brothers also maintain significant investments in high-end fashion. In 2007, Mr. Falic and his brothers acquired a worldwide license to manufacture fragrances and cosmetics under the Perry Ellis brand name. They also acquired Christian Lacroix, the French fashion design house, in 2002, and Hard Candy LLC and Urban Decay, cosmetics manufacturers, in 2005, all from Louis Vuitton Moet Hennessy. In 1990, Mr. Falic partnered with Softbank and the Steinmetz Group to create proprietary software related to the cross-border movement of luxury goods. Mr. Falic also owns a store dedicated to the sale of high-end jewelry and watches.

Ernesto Vega Velasco. Mr. Vega Velasco has been a member of our board of directors since 2006. He is a Public Accountant with a degree from the Instituto Tecnológico Autónomo de México and received further business management education from IPADE. He is now in retirement but still serves as an independent board member of Wal-Mart de México, S.A.B. de C.V., Grupo Kuo, S.A.B de C.V., Dine, S.A.B. de C.V. América Móvil, S.A.B. de C.V., Impulsora de Desarrollo y el Empleo en América Latina, S.A.B. de C.V., Inmuebles Carso, S.A.B. de C.V. and, as an alternate director for Industrias Peñoles, S.A. de C.V.

Jaime Cortés Rocha. Mr. Jaime Cortés Rocha has been a member of our board of directors since June 2010. He is a partner at the law firm of Cortés, Núñez Sarrapy. Mr. Cortés joined the firm in 2007. He was previously a partner at Mijares, Angoitia, Cortés y Fuentes, which he joined in 1995. Mr. Cortés served as General Counsel at Grupo Financiero GBM Atlántico beginning in 1992, and as Partner at Santamarina y Steta beginning in 1975. Mr. Cortés has a wide range of professional experience in commercial and financial law, including significant international arbitration and cross-border transactional experience. Mr. Cortés received his law degree from Universidad Nacional Autónoma de México in 1969, his L.LM from the University of Mississippi in 1970, and his M.B.A. from the Instituto Tecnológico de Monterrey in 1982. Mr. Cortés has lectured on commercial and financial law in several universities and is also widely published in these subject areas.

Carlos Eduardo Bravo Almenar. Mr. Carlos Eduardo Bravo Almenar was named to our board of directors during the April 27, 2011 General Shareholders’ Meeting. He is a private investor and strategic advisor to both startups and established corporations. Mr. Bravo is the CEO of Karlhaus LLC, an investment vehicle with activities in real estate brokerage and business acquisitions. He currently serves on the Boards of Embry Riddle Aeronautical University, EagleNet Ventures, Otto Aviation and Karlhaus. He also serves on the Executive Advisory Boards of the Embry Riddle Aeronautical Research Park and the Daytona Beach International Airport Partnership. Mr. Bravo previously served as Executive Officer at USinternetworking Inc., having led the merger that built that company.

Eduardo J. Gallastegui Armella. Mr. Eduardo Gallastegui has been a member of our board of directors since he was appointed by Grupo México, S.A.B. de C.V. in July 2010. In 1985, he became a founding partner of the law firm Gallastegui y Lozano, S.C. In 1998, his law firm formed a partnership with Holland & Knight, LLP, an international law firm headquartered in the United States. Prior to founding his own law firm, he was previously a partner at Vazquez Pando, Celis Azuela y Asociados from 1982 to 1985. Previously Mr. Gallastegui was an attorney with Noriega y Escobedo, S.C. and Gillette de México, S.A. de C.V. Mr. Gallastegui has a wide range of professional experience advising Mexican and foreign companies on matters of corporate governance, commercial and financial law, mergers and acquisitions, arbitration, telecommunications, antitrust, pharmaceuticals and foreign investments in Mexico. Mr. Gallastegui received his law degree in November 1978 from the Universidad Iberoamericana in Mexico City.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Fernando Bosque Mohíno	Chief Executive Officer	January 1, 2011	57
Rodrigo Guzmán Perera	Chief Financial Officer	August 1, 2001	39
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	58
Miguel Aliaga Gargollo	Investor Relations and Public Relations Officer	May 8, 2006	41
Jorge Luis Valdespino Rivera	Director of Human Resources and Quality Control	August 21, 2006	47
Vicente Emilio Alonso Diego	Director of Project Development	April 24, 2007	47
Raúl Revuelta Musalem	Director of Commercial Activities	September 1, 2009	34
José Ignacio Ascacíbar Martínez	Director of Technical Operations	April 1, 2010	47

Fernando Bosque Mohíno. Mr. Bosque was named Chief Executive Officer of the Company effective January 1, 2011. Fernando Bosque is a graduate in Economics and Business from the Universidad Autónoma de Madrid and has over 34 years of experience in the airport sector. He began his career in 1976 the Federal Aviation and Transportation Department in Spain. Recently, he served as the CEO of MBJ Airports Limited, in Montego Bay, Jamaica, appointed by Abertis. He has extensive knowledge of the airport industry having previously been the Chief Financial Officer of AENA Internacional, one of GAP’s strategic partners. He served as a member of ASUR’s Board, working as Ferrovial’s concession director, and consequently has a strong understanding of the privatization structure of Mexican Airports.

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

Jorge Luis Valdespino Rivera. Mr. Valdespino was named our Director of Human Resources and Quality Control in August 2006. He has 13 years of experience as a human resources executive. He worked in the pharmaceutical industry at Searle de México S.A. de C.V. as Human Resources Manager, and in the automotive industry at Valeo Group as Human Resources Director, and at Hella de México S.A. de C.V. as Human Resources Corporate Director. Mr. Valdespino received an undergraduate degree in business administration and a postgraduate degree in human resources from the Universidad Tecnológica de México.

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

Compensation of Directors and Executives

For 2010, the aggregate compensation earned by our directors, alternate directors and executive officers was approximately Ps. 24.1 million, including compensation paid to the directors, alternate directors and executive officers of our operating subsidiaries (23 people in total). We have not established any pension, retirement or similar benefits or arrangements for these individuals.

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

None of our directors or executive officers is entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law.

Board Committees

Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit and Corporate Practices Committee, an Acquisitions Committee and a Nominations and Compensation Committee. The Audit Committee, to which our bylaws have granted the duties provided for in the Securities Market Law for Mexican corporate practices committees, is the only legally required committee. The other committees have been established to assist the board of directors. The board of directors may establish further committees from time to time.

Operating Committee

The Operating Committee, which, pursuant to our bylaws, should have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$ 3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. Prior to April 27, 2011, the Operating Committee was formed by Fernando Bosque Mohíno and his alternate Carlos del Río Carcaño, Rodrigo Marabini Ruíz and his alternate Vicente Emilio Alonso Diego, Laura Diez Barroso Azcárraga and her alternate Eduardo Sánchez-Navarro Redo, Carlos Porrón Suárez and Angel Lerma Gaude. Since April 27, 2011, the proprietary members of the Operating Committee are Fernando Bosque Mohíno, the chief executive officer who presides over the committee, Rodrigo Marabini Ruíz, Laura Diez Barroso Azcárraga, Rodrigo Guzmán Perera, the chief financial officer, Raúl Revuelta Musalem, director of commercial activities and José Ignacio Ascacíbar Martínez, director of Technical Operations. Carlos del Río Carcaño, Vicente Emilio Alonso Diego and Eduardo Sánchez-Navarro Redo serve as alternates for Fernando Bosque Mohíno, Rodrigo Marabini Ruíz and Laura Diez Barroso Azcárraga, respectively.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. The Audit and Corporate Practices Committee is also responsible for reviewing our corporate governance and all related-party transactions (according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP. The committee also names a special delegate, whose responsibility is to ensure AMP’s compliance with the technical assistance agreement. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit and Corporate Practices Committee of the number of members representing 20% of the committee’s total members, or at least one member who must also fulfill applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit and Corporate Practices Committee must at all times be compliant with all applicable laws and regulations, including independence requirements, for every jurisdiction in which our securities are listed or quoted. Prior to April 27, 2011, the Audit and Corporate Practices Committee was formed by José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco and Francisco Javier Fernández Carbajal. Since April 27, 2011, the members of the Audit and Corporate Practices Committee are José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco and Carlos Eduardo Bravo Almenar. A secretary has also been appointed, who is not a member of the committee.

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. The committee is formed by two members and one alternate. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$ 400,000 and that any contract between us, on the one hand, and AMP or any of its related parties, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members. Prior to April 27, 2011, the Acquisitions Committee was formed by Rodrigo Marabini Ruíz and Jaime Cortés Rocha. Carlos del Río Carcaño served as an alternate for Rodrigo Marabini Ruíz. Since April 27, 2011, the members of the Acquisitions Committee are Carlos del Río Carcaño and Jaime Cortés Rocha. Jorge Sepúlveda García has been elected to serve as an alternate member to Carlos del Río Carcaño. A secretary has also been appointed who is not a member of the committee. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within its subject-matter ambit. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. Prior to April 27, 2011, the Nominations and Compensation Committee was formed by Demetrio Ullastres Llorente and Francisco Glennie y Graue. Since April 27, 2011, the members of the Nominations and Compensation Committee are Jorge Sepúlveda García and Francisco Glennie y Graue. Rodrigo Marabini Ruíz has been elected to serve as an alternate member to Jorge Sepúlveda García.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated.

Employees

	December 31,
	2008	2009	2010(2)
Categories of activity:
Airport operations	690	727	779
Airport maintenance	141	138	138
Administration(1)	162	172	169
Geographic location:
Guadalajara	205	241	245
Tijuana	127	127	127
Puerto Vallarta	97	107	107
Los Cabos	75	82	90
Hermosillo	57	59	67
Guanajuato	64	61	68
La Paz	43	42	47
Morelia	57	51	56
Mexicali	45	44	46
Aguascalientes	46	47	51
Los Mochis	40	38	42
Manzanillo	32	33	36

Total(1)	993	1,037	1,086

(1)	Totals at December 31, 2008, 2009 and 2010 includes 105, 105 and 104 employees, respectively, of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., our administrative services subsidiary located in Guadalajara.
(2)	At April 30, 2011 CORSA employed 520 people, SIAP employed 462 people and Puerta Cero Parking, S.A. de C.V. employed 103 people.

As of December 31, 2010, there were 548 non-unionized employees working for the Company. The remaining 538 employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by 12 separate collective bargaining agreements, each relating to one of our 12 airport subsidiaries, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2009, we successfully renegotiated our collective bargaining agreement, thereby securing a favorable and productive work environment for our employees for 2010 and 2011. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During 2011, we will renegotiate the collective bargaining agreement.

We offer a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2008, 2009 and 2010, we made a total of Ps. 14.3 million, Ps. 13.5 million and Ps. 14.0 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 30, 2011.

	Number of Shares		Percentage of total share capital(6)
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	—	84,150,000	—	15.0%
Grupo México S.A.B. de C.V. (1)	112,200,000	—	20.00%	—
Mondrian Investment Partners, LTD] (2)	27,104,300	—	4.83%	—
Weston Hill Equity Holdings LP(3)	25,676,290	—	4.58%	—
Findlay Park Partners LLP (4)	19,568,380	—	3.49%	—
Eton Park Capital Management LLP (5)	17,680,000	—	3.15%	—
Public	274,621,030	—	48.95%	—

(1)	Based on the Form 13D filed on April 8, 2011 by Grupo México, S.A.B. de C.V.
(2)	Based on the Form 13D filed on December 31, 2010 and reported by Mondrian Investment Partners Limited
(3)	Based on the Form 13D filed on October 18, 2010 and reported by Weston Hill Equity Holdings, LP
(4)	Based on the Form 13F filed on February 11, 2011 by Findlay Park Partners LLP
(5)	Based on the Form 13F filed on February 14, 2011 by Eton Park Capital Management, L.P.
(6)	Based on reports of beneficial ownership filed with the SEC, (i) Morgan Stanley Investment Management Inc. (U.S.) beneficially owned less than 5% of our Series B shares as of March 31, 2011, compared to 8.5% as of April 30, 2009, (ii) Atticus Capital Partners, beneficially owned less than 5% of our Series B shares as of May 31, 2011, compared to 7.7% as of February 14, 2007, (iii) Jana Partners LLC beneficially owned less than 5% of our Series B shares as of May 31, 2011 compared to 5.3% as of February 13, 2007, (iv) Fidelity Management & Research Company beneficially owned less than 5% of our Series B shares as of May 31, 2011 compared to 5.1% as of May 31, 2010, and (v) Fidelity Management & Research (UK), Inc beneficially owned less than 5% of our Series B shares as of May 31, 2011 compared to 5.1% as of May 31, 2010.

AMP holds all of our Series BB shares, representing 15% of our total share capital. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Voting Rights and Shareholders’ Meetings.” As of April 30, 2011, approximately 27.5% of our Series B shares were held in the form of ADSs. 49.2% of the holders of our ADSs (53 holders, including The Depository Trust Company) had registered addresses in the United States.

Announcement by Grupo México, S.A.B. de C.V. of their intention to make a tender offer

On June 13, 2011, Grupo Mexico, which currently owns approximately 20.0% of our total outstanding capital stock, issued a press release announcing that it intends to acquire an additional 30% or more of our total outstanding capital stock at a purchase price of no more than Ps. 50 per share. In the announcement, Grupo Mexico said that under the Mexican Securities Law, a tender offer must be made for the purchase of 100% of our total outstanding capital stock.

Grupo Mexico indicated that the tender offer will be subject to: a) receiving all necessary government approvals, including those from the CNBV and the Federal Competition Commission; b) our refraining from re-introducing shares held in our treasury to the market under our share repurchase program; and c) there being no adverse material changes that would significantly affect our value.

Grupo Mexico has expressed its intention, once the tender offer is completed, to continue the current agreements between us and AMP, our strategic shareholder, regarding the operation of our airports. Additionally, Grupo Mexico stated that if it does not hold at least 51% of our capital stock upon the conclusion of the tender offer, it will analyze whether to continue its purchase program or divest its holdings of our capital stock.

Articles X and XII of our bylaws; however, (i) limit the ability of shareholders, individually or in conjunction with related parties, other than AMP, to hold more than 10% of our Series B shares, and if that were to occur, they are obligated to conduct a public offer of any excess shares; and (ii) limit voting rights of our Series B shareholders, individually or in conjunction with related parties, to 10%, other than AMP.

We cannot predict whether or not Grupo Mexico will conduct the tender offer or whether the tender offer, if conducted, will be successful.

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

CMA, holder of 33% of the shares of AMP, however, questioned the validity of a June 2, 2010 meeting of our board of directors and a determination by the Nominations and Compensation Committee that the term of the previous independent directors and Chairman had expired. As a result of the appointment of a new chairman and independent directors during a June 2, 2010 meeting in which only board members representing the BB shares participated, the dispute among AMP’s shareholders escalated and eventually led to the suspension of trading of our shares on the Mexican Stock Exchange and NYSE from June 2, 2010 until June 14, 2010. The Company held further meetings on June 17, July 22-25 and September 1-4, during which the composition of the board of directors was clarified and during which other matters such as the payment of dividends were addressed. The dispute among AMP’s shareholders, however, has continued to affect our shareholders’ meetings as certain of AMP’s shareholders argue that the board of directors is improperly constituted and consequently that the meetings are invalid. Additionally, AMP’s shareholders have commenced litigation among each other (to which in some cases we are joined as a third party) and against the Company in an effort to challenge the composition of the board of directors and the decisions made by the board of directors and during the allegedly invalid shareholders’ meetings.

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

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a bidding process. This process is described in “Item 6, Directors, Senior Management and Employees – Board Committees.”

In 2008, 2009 and 2010, we recognized expenses of U.S.$ 8.5 million, U.S.$ 8.6 million and U.S.$ 10.3 million respectively, pursuant to the technical assistance agreement plus additional expenses paid to AMP and its affiliates of approximately U.S.$ 32,836, U.S.$ 459,502 and U.S.$ 16,901, respectively.

Through a competitive bidding process, in 2008 we contracted a project for the master development program for the period 2010-2014 with Aena Desarrollo Internacional, S.A. (AMP’s shareholder) for the amount of U.S.$ 0.7 million. During 2009 we paid U.S.$ 0.5 million for the project and the remaining balance was paid in 2010. Additionally, in 2010 the Company paid to Aena U.S.$ 0.1 million for travel expenses incurred in 2009.

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

Litigation related to the dispute among our shareholders

In connection with the shareholder dispute described above, see “Item 7, Major Shareholders and Related Party Transactions — Major Shareholders — Shareholder Dispute,” we have become party to a number of proceedings by certain of AMP’s shareholders. The cases have been brought on behalf of CMA, in some instances, while in other cases they are brought on behalf of individual plaintiffs. We have been named directly as defendants in some of these cases while in others we have been joined as a related third party. In addition, we have commenced litigation against some of the same parties. The complaints have been filed with different branches of the Mexican judicial, both civil and criminal, and administrative system and allege different causes of action derived from the disagreements surrounding our shareholders’ meetings that began on April 27, 2010. CMA and its shareholders primarily seek to nullify the actions taken at some of our general shareholders’, board of directors and Nominations and Compensation Committee meetings, primarily the April 27, 2010 General Shareholders’ Meeting, the May 27, 2010 meeting of the Nominations and Compensation Committee, the June 2, 2010 meeting of the board of directors and General Shareholders’ Meeting. These actions also generally seek to have our board of directors found as improperly constituted and to have decisions taken by our board of directors nullified. To date, we have been successful in appealing certain temporary injunctions which CMA and some of its shareholders had obtained against the Company in attempts to prevent some of our general shareholders’ meetings from proceeding. We are currently pursuing all legal and administrative avenues in defending these cases; however, the outcome of a litigation or regulatory matter is uncertain.

Suits seeking to nullify the Shareholders’ Meetings held on April 27, 2010 and on June 2, 2010

Two shareholder’s, each the owner of approximately 0.0002% of our capital stock, separately filed suits to commence mercantile proceedings seeking to nullify the shareholders’ meetings held on April 27, 2010, and on June 2, 2010. As of the date of this report the proceedings remain pending.

Infractions of the Mexican Securities Law alleged by the Comisión Nacional Bancaria y de Valores

On April 25, 2011, we received a formal notice from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission or “CNBV”) in which it initiated a proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s shareholders during 2010 (See “Item 3. Risk Factors-Risks Related to Our Controlling Shareholder- AMP controls our management, and AMP’s interests may differ from those of other shareholders” and “Item 7, Major Shareholders and Related Party Transactions — Major Shareholders”).

This notice is the first stage of the procedure to impose a fine on us. The notice states that we allegedly committed violations of the Mexican disclosure statutes. We believe that this claim is baseless and intend to defend our rights vigorously. On June 3, 2011, we exercised our right to appeal the determination of the CNBV and to file evidence to contest this determination. If we are not successful, we intend to appeal the finding in a competent court. We can provide no assurances as to whether we will be successful in our appeal or in any subsequent legal actions we may take. If we are not successful in our appeal to the CNBV or in any subsequent legal actions we may take, the maximum amount of the fine that could be levied against us for all alleged violations is approximately Ps. 31.1 million (approximately U.S. 2.5 million).

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

Deductibility of certain payments to the Mexican Airport and Auxiliary Services Agency

Pursuant to a management services agreement, our predecessor, the Mexican Airport and Auxiliary Services Agency, agreed to provide certain services to our airports for a temporary transition period in exchange for a management fee of 26.5% of the gross monthly revenues of each of our subsidiary concession holders. Pursuant to the terms of this agreement, the Mexican Airport and Auxiliary Services Agency was only to provide these services until the date on which our strategic shareholder (AMP) acquired its 15% equity interest in our capital stock on August 25, 1999. However, AMP was unable to provide these services starting on August 25, 1999 and, as a result the Mexican Airport and Auxiliary Services Agency continued to provide these services after August 25, 1999 through November 15, 1999 without an agreed management fee for this period.

An agreement with respect to the management fee owed for the period from August 25, 1999 to November 15, 1999 was not reached between us and the Mexican Airport and Auxiliary Services Agency until early in 2003. Upon reaching this agreement, we paid a total fee of Ps. 70.9 million (including value-added tax) for these services. A deduction for this expense was taken in 2003.

One of the requirements under Mexican income tax law to deduct an expense in a fiscal period is that the service be rendered in the same period in which it is deducted. In light of this requirement, we requested confirmation from the Mexican Treasury Department that a deduction for the management fee for the period from August 25, 1999 through November 15, 1999 could be claimed in 2003, since an agreement with respect to the amount of this fee was not reached until 2003. During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 that we proposed. In 2004, we initiated an annulment proceeding. In 2005, we received a favorable ruling with respect to the claim relating to our Aguascalientes International Airport, but received an unfavorable ruling in the first instance on the claims with respect to the Guanajuato, Guadalajara, Tijuana, Puerto Vallarta and Los Cabos airports. Subsequently, during 2006, we received a favorable sentence in the ultimate instance at the La Paz International Airport and unfavorable rulings in the ultimate instance at the Aguascalientes, Hermosillo, Mexicali and Los Mochis airports. In June 2007, we received an unfavorable ruling in the ultimate instance for the Morelia International Airport. At the Aguascalientes and Morelia airports, the unfavorable rulings were based on the merits of the claim, for which reason the Company has recognized provisions of Ps. 1.7 million and Ps. 2.6 million, respectively, which include penalties and interest; the unfavorable sentences received at the Hermosillo, Mexicali and Los Mochis airports were based on deficiencies in form. In 2009, we received favorable rulings for the Guanajuato, Guadalajara, La Paz, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo airports. In May 2010, the Hermosillo International Airport received a favorable ruling, which dismissed the airport’s obligation to pay statutory employee profit sharing in the amount of Ps. 4.3 million. However, the authority appealed this decision, and consequently the Hermosillo proceeding remains pending resolution.

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

As a result of the federal court decision and the final notice delivered to us by the Mexican Treasury Department with respect to our Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, in the last quarter of 2006 we recorded the effect of that resolution, which resulted in an overall benefit of Ps. 208.6 million nominal pesos and was recognized in the income statement as a reduction of the valuation allowance (see Note 19.b of our audited consolidated financial statements). In 2009, we received a refund of Ps. 19.3 million related to these airports, resulting in a pending balance of Ps. 42.9 million. At December 31, 2010, the balances in aggregate for all six airports were: (i) asset taxes of Ps. 48.3 million; and (ii) a valuation allowance of Ps. 23.9 million, representing those amounts which we do not expect to recover.

In 2007, we petitioned the Mexican Treasury Department for a refund of the remaining taxes and interest we had overpaid with respect to the airports at Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo for the period between 2002 and 2006. The Mexican Treasury Department refused to refund certain outstanding amounts that we had previously paid for five airports. Consequently, we filed a claim to recover the amounts refused by the authorities.

During 2009, the La Paz International Airport was refunded the amount it claimed, but the Manzanillo International Airport and the Morelia International Airport received an unfavorable resolution in the ultimate instance, denying their request to recover the asset taxes previously paid from the period from January to May 2003. As of December 31, 2009, the amount of Ps. 9.0 million was eliminated from our accounts receivable and instead is accounted for in the tax line of the profit and loss statement.

On January 22, 2010 the Hermosillo International Airport filed a judicial annulment against the unfavorable court resolution that denied the recovery of the asset tax from the years 2005 and 2006. The amount that remains pending is Ps. 24.4 million. As of the date of this report, a resolution is still pending.

In January 2010, the Los Mochis International Airport received a refund for the recoverable tax in the amount of Ps. 25.6 million (including penalties and interest).

In September 2010, the Aguascalientes International Airport received a refund for the recoverable tax in the amount of Ps. 1.0 million (including interest).

On May 7, 2009, the Guanajuato, Guadalajara, Los Cabos, Puerto Vallarta and Tijuana international airports received favorable resolutions in the second instance, allowing them to apply an asset tax base of only 15% of the value of the concessions, which represents the amount paid by AMP. The effect of this resolution is to force the lower court to review the case using the applicable tax laws. As of the date of this report, a resolution is still pending.

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

In the case of the Tijuana airport, the municipal authority issued a second real estate tax claim against the airport on June 8, 2005. The court then ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, a bond was issued by a financial institution on behalf of the Tijuana airport for Ps. 141.8 million (nominal pesos) in order to release the encumbrance. On March 25, 2008, the

Tijuana airport received an initial ruling declaring null and void the tax claim by the municipal authority but upholding the right of the municipal authorities to assess real estate taxes over commercial areas. Although we appealed the ruling with respect to the assessment of real estate taxes over commercial areas, we also petitioned that the bond be refunded in the interim because the municipality did not appeal any matter in the resolution. Accordingly, on February 7, 2009, the Company’s line of credit for the issuance of the bond was cancelled. On October 20, 2010, the municipal authority of Tijuana issued a third request for the repayment of real estate taxes for 2000 through 2010. The Company and its legal counsel believe that this request for payment of taxes is not valid since local courts had already ruled the tax claims for the years 2005 and 2006 null and void. Our challenge to the second request is still pending. In conjunction with its third request, the Tijuana municipal authority requested that the Company make a full payment of the claimed taxes of Ps. 269,229 within three days of receiving the request. The municipal authority also listed a number of assets which they believed could be seized if payment was not made. Because the Company and its legal counsel believe that this request for repayment is also null and void, the Company commenced legal proceedings against the municipal authority. The legal proceeding is currently pending.

We have also achieved the dismissal of certain claims by the municipal government of Mexicali for Ps. 89.0 million. A court had ordered the temporary encumbrance of 25% of the revenues from the parking garage that we operate at the Mexicali airport to guarantee the property tax claims of the Mexicali municipal government. The cumulative amount of such encumbrances is Ps. 6.3 million. During 2006, we obtained a favorable ruling in the first instance, which the municipality appealed. In March 2008, the courts resolved the appeal in our favor and ordered that the Mexicali municipal government return to us the revenues that were improperly seized by the Mexicali municipal authority. Accordingly, the Company has claimed a refund for the outstanding amount, a part of which was received in April 2011.

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

With respect to the Aguascalientes International Airport, in April 2009 we initiated legal proceedings in tax court against the Aguascalientes SAT’s local offices to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning our position on amortization. In 2009, the SAT imposed a fine of Ps. 1.7 million, which was paid by the airport. However, on February 24, 2010, the airport filed for an annulment of the resolution issued by the tax authorities that establishes the airport inappropriately applied the fiscal amortization tax rate over the value of its concession. As of the date of this report, a resolution is pending.

On February 12, 2010, the Morelia International Airport filed an administrative proceeding against the resolution issued by the tax authority that establishes that Morelia International Airport applied a fiscal amortization rate in excess of its concession value. In August 2010, the tax authority required payment of the back taxes and ordered a temporary encumbrance of some of our assets to guarantee payment of any potential amounts owed. We paid a fine and secured a bond to guarantee the back taxes in order to avoid the temporary encumbrance.

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

Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws

In October 2010, we were notified that a legal proceeding was filed against us in the civil court in Mexico City. The complaint seeks to have the court grant relief by declaring Articles X and XII of our bylaws null and void. Plaintiffs are Grupo México, S.A.B. de C.V. (“Grupo Mexico”) and its subsidiary, Infraestructura y Transportes México, S.A. de C.V. Articles X and XII, (i) limit the ability of shareholders, individually or in conjunction with related parties, other than AMP, to hold more than 10% of our Series B shares; (ii) limit voting rights of our Series B shareholders, individually or in conjunction with related parties, to 10%, other than AMP; and (iii) limit the ability of Series B shareholders to appoint more than one board member even if the shareholder owns more than 10%. In November 2010, we filed a response to the complaint. The case has commenced the discovery phase.

Grupo Mexico and Infraestructura y Transportes México, S.A. de C.V. are shareholders and combined, have acquired approximately 20.0% of our total outstanding capital stock. Prior to our General Shareholder’s Meeting held on April 27, 2011, Grupo Mexico indicated its intent to appoint two members to our board of directors, one for each 10% ownership interest it holds in us. However, according to our bylaws, ownership of our common equity is limited to 10%, and consequently, the right of representation on our board of directors and the right to vote at our shareholders’ meetings is also limited to 10%. During the April 27, 2011 General Shareholder’s Meeting, the intent by Grupo Mexico was rejected, and Grupo Mexico was asked to appoint a single board member in accordance with their rights under our bylaws.

Suit seeks to void our participation agreement

On June 7, 2011, an individual shareholder who represents 0.0002% of our capital stock filed a lawsuit before the eleventh district judge for civil matters in order to declare null our participation agreement and its annexes. The participation agreement and its annexes, as discussed above, were signed in 1999, in connection with the privatization of this airport group, by the Mexican government via the Ministry of Transportation and Communications, Nacional Financiera S.N.C. (“NAFIN”), a Mexican government-owned entity, Banco Nacional de Comercio Exterior, S.N.C. (National Exterior Commerce Bank or “BANCOMEXT”), Aeropuertos y Servicios Auxiliares (Mexican Airport and Auxiliary Services Agency or “ASA”), GAP and its subsidiaries and AMP. Also named as codefendants in this lawsuit were the shareholders of AMP, the shareholders of CMA, as well as, Laura Diez Barroso Azcárraga, Eduardo Sanchez Navarro Redo and Carlos Laviada Ocejo, as individuals.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps. 432.3 million at December 31, 2010 (excluding reserve amounts corresponding to 2010 net income).

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

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (retained against cumulative net income and payable by us) calculated on a gross-up basis by applying a factor of 1.3889 for 2008, 2009 and 1.4286 for 2010. Corporate tax rates of 28% for 2008 and 2009 were applied to the results. From 2010 to 2012 the tax rate will be 30%, 29% for 2013 and 28% for 2014 and thereafter and as a result, the gross-up factor will be 1.4286, 1.4085 and 1.3889, respectively. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date on which the dividend was paid.

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

We paid aggregate dividends of Ps. 1.12 billion in 2008, Ps. 1.20 billion in 2009 and Ps. 1.00 billion in 2010.

At the General Ordinary Shareholders’ Meetings held on April 27, 2011, we declared a dividend of Ps. 1.04 billion or Ps. 1.9231 per common share. The first dividend payment of Ps. 780.0 million was made on May 31, 2011. The second dividend payment of Ps. 260.0 million will be made on or before November 30, 2011.

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

As of December 31, 2010, we had accumulated approximately Ps. 1.11 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax.

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

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2007	38.00	57.63	41.66	62.25

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2008	15.42	48.92	21.08	52.45
First Quarter	39.69	48.92	41.08	52.45
Second Quarter	29.37	48.24	30.41	50.90
Third Quarter	24.55	32.22	26.96	31.96
Fourth Quarter	15.42	24.93	21.08	31.46

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2009	13.95	32.68	21.57	42.23
First Quarter	13.95	23.44	21.57	32.15
Second Quarter	17.98	25.84	23.00	33.81
Third Quarter	24.23	30.49	32.50	40.31
Fourth Quarter	24.95	32.68	32.80	42.23

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2010	28.18	41.99	37.07	51.00
First Quarter	31.12	37.42	40.75	47.35
Second Quarter	29.05	37.16	37.57	46.00
Third Quarter	28.18	34.44	37.07	43.52
Fourth Quarter	34.50	41.29	43.45	51.00

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December 2010	38.25	41.29	47.28	51.00
January 2011	38.81	41.99	47.55	51.13
February 2011	36.92	40.59	44.85	49.00
March 2011	37.99	42.49	45.91	50.57
April 2011	39.90	42.72	46.93	50.66
May 2011	40.28	41.95	46.15	48.76

(1)	10 Series B shares per ADR.

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

Suspension of Trading

On June 2, 2010, due to the events and uncertainties surrounding the April 27, 2010 General Ordinary and Extraordinary Shareholders’ Meetings and the subsequent period up until the suspension, trading of our shares on the Mexican Stock Exchange was suspended until uncertainties were clarified. As a result, trading of our shares was also halted on the New York Stock Exchange. After we issued press releases on June 11, 2010 and June 14, 2010, explaining the events surrounding the shareholders’ meetings, trading of our shares resumed on both the Mexican Stock Exchange and the New York Stock Exchange on June 14, 2010. See “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – Shareholder Dispute.”

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

At our Extraordinary Shareholders’ Meeting held on October 27, 2006, our shareholders adopted resolutions amending and restating of our bylaws to organize the company as a sociedad anónima bursátil (a form newly required by law for publicly traded companies in Mexico), and to conform our bylaws to the provisions of the new Securities Market Law. Many of the changes related to the enhancement of our corporate governance.

During 2010, our Audit Committee proposed, to our board of directors, an amendment to our bylaws relating to the Corporate Practices articles (Practicas Societarias as described in the Mexican Securities Market Law) in order to more closely align our bylaws with the terms of the Mexican Securities Market Law with respect to Corporate Practices. After reviewing the amendment proposal, our board of directors instructed the Audit Committee to submit the proposal to the CNBV to obtain their opinion regarding how the amended articles compared with the Mexican Securities Market Law, specifically as it relates to Corporate Practices. In response, the CNBV provided their recommendations both with respect to the specific consultation as well as with respect to other articles contained in the proposed amendment. We accepted the CNBV’s recommendations and re-submitted the proposed amendments to the CNBV. As of the date of this report, we have not received a response from the CNBV.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of June 10, 2011:

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

Under the Mexican Airport Law and the Mexican Foreign Investments Law (Ley de Inversión Extranjera), foreign persons may not directly or indirectly own more than 49% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments is obtained. We have obtained this authorization, and as a consequence these restrictions do not apply to our Series B or Series BB shares.

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

Dividends and Distributions

At our Annual Ordinary General Shareholders’ Meeting, the board of directors will submit to the shareholders for their approval our audited consolidated financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information – Dividends.” At the General Ordinary Shareholders’ Meeting held on April 28, 2009, we declared a dividend of Ps. 1.20 billion that was paid on May 25, 2009 (Ps. 870.0 million) and on October 31, 2009 (Ps. 330.0 million). At the General Ordinary Shareholders’ Meetings held on June 2, 2010 we declared a dividend of Ps. 1.00 billion. The first payment for that dividend in the amount of Ps. 750.0 million was made on June 15, 2010 and the remaining Ps. 250.0 million was paid on August 19, 2010. At the General Ordinary Shareholders’ Meetings held on April 27, 2011, we declared a dividend of Ps. 1.04 billion or Ps. 1.9231 per common share. The first dividend payment of Ps. 780.0 million was made on May 31, 2011. The second dividend payment of Ps. 260.0 million will be made on or before November 30, 2011.

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

At the General Ordinary Shareholders’ Meeting held on April 28, 2008, a stock buy-back program was approved under the Mexican Securities Market Law rules, for a maximum amount of Ps. 55 million for the period from April 28, 2008 to April 27, 2009. The share repurchases began in July 2008 and finished in April 2009. At the General Ordinary Shareholders’ Meeting held on April 28, 2009, a stock buy-back program was approved under the Mexican Securities Market Law rules, for a maximum amount of Ps. 864.6 million for the period from April 28, 2009 to April 27, 2010. During that period, the Company did not make any repurchases. At the General Ordinary Shareholders’ Meeting held on April 27, 2010, the maximum amount approved for repurchase of shares or credit instruments that represent these shares was cancelled and no stock buy-back program for Series B shares was approved for the period from April 27, 2010 to April 27, 2011. However, at the subsequent General Ordinary Shareholders’ Meeting held July, 22 – 25, 2010, a stock buyback program was approved under the Mexican Securities Market Law, for a maximum amount of Ps. 1.00 billion for the period from July 22, 2010 until April 27, 2011. During that period the Company bought 20,217,600 shares at an average price of Ps. 45.20, paying Ps. 913.8 million. These shares represent 3.6% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 473.5 million for the twelve months following April 27, 2011. See “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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

Our bylaws provide that the members of the board of directors, or the board committees, and the secretary shall be indemnified by us in case of violations of their duty of care (deber de diligencia), as long as they did not act in bad faith, violate their duty of loyalty or commit an illicit act under the Securities Market Law or other applicable law. Additionally, our bylaws provide that we shall indemnify the members of the board of directors and the secretary for any indemnification liability which they may incur as long as they have not acted in bad faith, violated their duty of loyalty or committed an illicit act under the Securities Market Law or other applicable law.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “Item 4, Regulatory Framework – Sources of Regulation” and “ Item 4, Regulatory Framework – Scope of Concessions” and “ Item 4, Regulatory Framework – General Obligations of Concession Holders.”

We are a party to a participation agreement with AMP and the Ministry of Communications and Transportation which establishes the framework for several other agreements to which we are a party. See “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

We have entered into a Technical Assistance Agreement with AMP providing for management and consulting services. See “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purpose of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008, 2009 or 2010 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2008, 2009 and 2010, approximately 27.7%, 29.6% and 25.0%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2010, 29.6% of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2010, we estimate that our passenger charges revenues from international passengers would have increased by Ps. 75.7 million.

As of December 31, 2008, 2009 and 2010, 15.5%, 13.9% and 10.0%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2010, we estimate that the value of our cash and marketable securities would have increased by Ps. 24.3 million.

We did not have any foreign currency indebtedness at December 31, 2008, 2009 and 2010. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2008, 2009 and 2010 we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

Over the last three years, we have funded the majority of our capital expenditures with bank loans, and we expect to continue to do so. We have entered into bank loans bearing both fixed and variable interest rates. Our fixed-rate debt establishes a fixed interest rate of 8.52%, and the unpaid balance as of December 31, 2010 was Ps. 732.8 million. In 2009, we entered into bank loans bearing variable interest rates, which expose us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interes Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 3.5%). In order to hedge against such interest rate risk, in December 2009, we entered into a cash flow hedge with Banamex for a nominal amount of Ps. 372.2 million, which sets a ceiling of 7% on the TIIE, resulting in a maximum interest rate of 10.5%. This instrument will be in effect from December 2012 until January 2017, and its fair value as of December 31, 2010 was Ps. 7.1 million. We had approximately Ps. 576.5 million in variable rate debt at December 31, 2010. For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

As of December 31, 2010 we paid Ps. 43.0 million of interest expense under variable interest rate loans, with an average TIIE rate of 4.9%. Based upon a 10% increase of the TIIE rate, we estimate that our interest expense would have increased by Ps. 2.5 million.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual New York Stock Exchange listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2009, this amount was U.S.$659,601 of which we received U.S.$ 499,703 during 2009 and U.S.$ 159,898 in January 2010. We received no additional reimbursements from the depositary during 2010.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2010. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2010.

The Company’s independent registered public accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited the internal control over financial reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated June 9, 2011 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (i) the adoption of Mexican Financial Reporting Standard C-1, Cash and Cash Equivalents and Interpretation to Mexican Financial Reporting Standards 17, Service Concession Contracts, (ii) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America and (iii) translation of financial statements into English.

Galaz, Yamazaki, Ruiz Urquiza, S.C. Member of Deloitte Touche Tohmatsu Limited

/s/ RAMÓN ALVAREZ CISNEROS
C.P.C. Ramón Álvarez Cisneros
Guadalajara, Jalisco, Mexico
June 9, 2011

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

José Manuel Rincón Gallardo Purón, an independent director under NYSE listing standards, joined our board of directors and our Audit Committee in 2006, and we believe that he is qualified to serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. Our board of directors appointed Mr. Rincón Gallardo Purón as President of the Audit Committee and also as the financial expert of that Committee. For a discussion of Mr. Rincón Gallardo Purón’s qualifications, see “Item 6, Directors, Senior Management and Employees – Directors.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), during the fiscal years ended December 31, 2009 and 2010:

	Year ended December 31,
	2009		2010
	(thousands of pesos)
Audit fees	Ps.	5,710	Ps.	5,762
Audit-related fees		2,348		2,525
Tax fees		2,973		2,541
Other fees		485		487

Total fees	Ps.	11,516	Ps.	11,315

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

The tables below set forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by or on behalf of an “affiliated purchaser,” the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate dollar value) of shares that may yet be purchased under our plans and programs.

Shares repurchased by us pursuant to the share repurchase program

2010	(a) Total number of shares purchased(1) (2)	(b) Average price paid per share in Pesos		(c) Total number of shares purchased as part of publicly announced plans or programs(3)	(d) Approximate dollar value that may yet be purchased under the plans or programs
January 1-31	0		0	0	1,000
February 1-28	0		0	0	1,000
March 1-31	0		0	0	1,000
April 1-30	0		0	0	1,000
May 1-31	0		0	0	1,000
June 1-30	0		0	0	1,000
July 1-31	0		0	0	1,000
August 1-31	0		0	0	1,000
September 1-30	6,982,200		40.67	6,982,200	716.0
October 1-31	555,900		44.23	555,900	691.4
November 1-30	3,320,900		45.85	3,320,900	538.7
December 1-31	3,055,900		48.61	3,055,900	390.2

2010 Total	13,914,900	Ps.	43.8242	13,914,900	864.3

(1)	We do not repurchase our shares other than through the share repurchase program. These shares were purchased in open-market transactions.
(2)	During 2010 AMP did not buy any of our shares.
(3)	We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the General Ordinary Shareholders’ Meeting held on April 28, 2008, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps.55 million for the period from April 28, 2008 to April 27, 2009. At the General Ordinary Shareholders’ Meeting held on April 28, 2009, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps. 864.3 million for the period from April 28, 2009 to April 27, 2010. At the General Ordinary Shareholders’ Meeting held on June 2, 2010, a stock buyback program was approved under Mexican Securities Law for a maximum amount of Ps. 1.0 billion for the period from July 22, 2010 to April 27, 2011. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps. 473.5 million for the twelve months following the meeting.

As of December 31, 2008, there was a balance of 1,720,000 repurchased shares on our Consolidated Balance Sheets. Additionally, during 2009 the Company bought 360,000 shares. These 2,080,000 shares were relocated in the market in 2009. As of December 31, 2009, there was no balance of repurchased shares on our Consolidated Balance Sheets. As of December 31, 2010, there was a balance of 13,914,900 repurchased shares on our Consolidated Balance Sheets.

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

See our consolidated financial statements beginning on page F-1, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

2.1	Deposit Agreement among the Company, The Bank of New York Mellon (formerly The Bank of New York) and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

3.1	Trust Agreement among the Company, AMP and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.1	Amended and Restated Guadalajara Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.2	Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., the Company, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext, and the Mexican Airport and Auxiliary Services Agency, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.3	Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., and Grupo Empresarial Ángeles, S.A. de C.V., together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.4	Professional Services Agreement between Aeropuerto de Guadalajara, S.A. de C.V. and AENA Desarrollo Internacional, S.A. dated as of August 4, 2008 (English translation) and a schedule highlighting the differences between this agreement and similar agreements with the Company’s other airport operating subsidiaries.

8.1	List of subsidiaries of the Company.*

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Dated: June 15, 2011

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2010 and 2009, and for the Years Ended December 31, 2010, 2009 and 2008, and Report of Independent Registered Public Accounting Firm Dated June 9, 2011

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2010, 2009 and 2008 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards.

As mentioned in Note 3, beginning January 1, 2010, the Company adopted Mexican Financial Reporting Standard C-1, Cash and Cash Equivalents and Interpretation to Mexican Financial Reporting Standards 17, Service Concession Contracts.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 9, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C.P.C. Ramón Alvarez Cisneros

Guadalajara, Jalisco, Mexico

June 9, 2011

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2010 and 2009

(In thousands of Mexican Pesos)

	2010		2009
Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	2,348,807	Ps.	2,173,586
Financial investments held for trading purposes (Note 5)		233,915		279,621
Trade accounts receivable – net (Note 6)		296,146		453,856
Recoverable taxes, mainly recoverable tax on assets (Note 19.b)		142,226		260,253
Embedded derivatives		266		109
Other accounts receivable		1,739		2,251

Total current assets		3,023,099		3,169,676
Machinery, equipment and improvements on leased buildings – net (Note 7)		447,166		364,101
Improvements to concession assets – net (Note 8)		4,148,039		3,513,391
Airport concessions – net (Note 9)		16,325,463		16,756,973
Rights to use airport facilities – net (Note 10)		2,102,111		2,188,235
Other acquired rights – net (Note 11)		799,180		820,288
Recoverable income taxes (Note 19.a)		23,022		23,022
Recoverable tax on assets (Note 19.f)		396,318		396,240
Embedded derivatives		11,292		16,321
Hedging derivative financial instrument (Note 12)		7,138		13,647
Deferred income taxes – net (Note 19.e)		1,536,986		1,072,384
Deferred statutory employee profit sharing (Notes 18.c)		7,475		6,077
Other assets		61,993		41,560

Total	Ps.	28,889,282	Ps.	28,381,915

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2010 and 2009

(In thousands of Mexican Pesos)

	2010		2009
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term bank loans (Note 14)	Ps.	266,492	Ps.	193,965
Concession taxes payable		26,791		17,140
Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party (Note 17)		64,784		50,767
Accounts payable		403,724		275,478
Taxes payable, other than income and concession taxes payable		18,429		47,652
Income tax and business flat tax payable		123,721		27,455

Total current liabilities		903,941		612,457
Deposits received		226,412		97,743
Employee benefits (Note 13)		45,216		35,158
Long-term bank loans (Note 14)		1,042,808		856,003

Total liabilities		2,218,377		1,601,361

Commitments and contingencies (Notes 20 and 21)
Stockholders’ equity (Note 15):
Common stock		24,344,476		24,344,476
Legal reserve		432,341		372,369
Fund for repurchase of shares		1,000,000		864,265
Repurchased shares		(609,809)		—
Retained earnings		1,503,897		1,199,444

Total stockholders’ equity		26,670,905		26,780,554

Total	Ps.	28,889,282	Ps.	28,381,915

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Mexican Pesos)

	2010		2009		2008
Revenues (Note 23):
Aeronautical services	Ps.	2,957,763	Ps.	2,537,262	Ps.	2,762,198
Non-aeronautical services		758,803		728,978		728,587

		3,716,566		3,266,240		3,490,785
Improvements to concession assets (Note 3.t)		657,103		—		—

Total revenues		4,373,669		3,266,240		3,490,785

Operating costs:
Cost of services (Note 24)		963,872		869,315		952,729
Technical assistance fees (Note 17)		128,384		111,721		118,226
Concession taxes		185,017		162,507		173,533
Depreciation and amortization (Note 25)		879,941		828,835		798,251

		2,157,214		1,972,378		2,042,739
Cost of improvements to concession assets (Note 3.t)		657,103		—		—

Total costs		2,814,317		1,972,378		2,042,739

Income from operations		1,559,352		1,293,862		1,448,046

Other (expense) income – net (Note 18)		(1,965)		(11,710)		7,543
Net comprehensive financing income:
Interest income		192,874		185,343		163,071
Interest expense		(135,268)		(75,564)		(57,518)
Exchange (loss) gain – net		(14,509)		(26,149)		92,402
(Loss) gain from embedded derivatives		(4,872)		(25,421)		16,923

		38,225		58,209		214,878

Income before income taxes		1,595,612		1,340,361		1,670,467
Income tax expense (Note 19.c)		95,452		140,917		129,625

Consolidated net income	Ps.	1,500,160	Ps.	1,199,444	Ps.	1,540,842

Weighted average number of common shares outstanding		558,245,610		560,473,972		560,594,812

Basic earnings per share (in Mexican Pesos)	Ps.	2.6872	Ps.	2.1400	Ps.	2.7486

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Mexican Pesos)

	Number of Shares	Common Stock		Legal Reserve		Fund for Repurchase of Shares		Repurchased Shares		Retained Earnings		Total Stockholders’ Equity
Balances as of January 1, 2008	561,000,000	Ps.	24,344,476	Ps.	225,082	Ps.	—	Ps.	—	Ps.	1,792,007	Ps.	26,361,565
Transfer of earnings to legal reserve and fund for repurchase of shares (Note 15.d)	—		—		70,141		55,000		—		(125,141)		—
Repurchase of 1,720,000 shares (Note 15.d)	—		—		—		—		(44,227)		—		(44,227)
Dividends declared and paid, 2.0000 pesos per share (Note 15.c)	—		—		—		—		515		(1,122,000)		(1,121,485)
Cumulative initial effect of deferred statutory employee profit sharing (Note 15.b)	—		—		—		—		—		951		951
Comprehensive income	—		—		—		—		—		1,540,842		1,540,842

Balances as of December 31, 2008	561,000,000		24,344,476		295,223		55,000		(43,712)		2,086,659		26,737,646
Transfer of earnings to legal reserve and fund for repurchase of shares (Note 15.e)	—		—		77,146		809,265		—		(886,411)		—
Repurchase of 360,000 shares (Note 15.e)	—		—		—		—		(10,248)		—		(10,248)
Sale of repurchased shares (Note 15.e)	—		—		—		—		53,960		(248)		53,712
Dividends declared and paid, 2.1390 pesos per share (Note 15.f)	—		—		—		—		—		(1,200,000)		(1,200,000)
Comprehensive income	—		—		—		—		—		1,199,444		1,199,444

Balances as of December 31, 2009	561,000,000		24,344,476		372,369		864,265		—		1,199,444		26,780,554
Dividends declared and paid, 1.7825 pesos per share (Note 15.h)	—		—		—		—		—		(1,000,000)		(1,000,000)
Transfer of earnings to legal reserve and fund for repurchase of shares (Note 15.i)	—		—		59,972		135,735		—		(195,707)		—
Repurchase of 13,914,900 shares (Note 15.i)	—		—		—		—		(609,809)		—		(609,809)
Comprehensive income	—		—		—		—		—		1,500,160		1,500,160

Balances as of December 31, 2010	561,000,000	Ps.	24,344,476	Ps.	432,341	Ps.	1,000,000	Ps.	(609,809)	Ps.	1,503,897	Ps.	26,670,905

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Mexican Pesos)

	2010		2009	2008
Operating activities:
Earnings before income taxes	Ps.	1,595,612	Ps.1,340,361	Ps.	1,670,467
Non-cash activities:
Employee benefits		10,058	10,037		11,216
Deferred statutory employee profit sharing		(1,398)	(1,160)		(3,597)
Loss (gain) from embedded derivatives		4,872	25,421		(16,923)
Inflationary effects on recoverable tax on assets		(16,798)	(6,285)		(14,642)
Financial investments held for trading purposes		45,706	(4,384)		(35,870)
Items related to investing activities:
Depreciation and amortization		879,941	828,835		798,251
Loss on sale of fixed assets		616	6,859		4,480
Allowance for doubtful accounts – long-term		(108)	4,123		—
Items related to financing activities:
Loss on hedging derivative financial instrument		6,509	1,020		—
Interest expense		101,638	53,766		47,944

		2,626,648	2,258,593		2,461,326
(Increase) decrease in:
Trade accounts receivable		157,710	118,202		(101,748)
Recoverable income tax and other current assets		(13,290)	62,771		(127,849)
Recoverable tax on assets		34,961	42,313		111,847
Recoverable income tax on dividends		119,763	44,663		(45,952)
Increase (decrease) in:
Concession taxes payable		9,651	(8,645)		606
Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		14,017	(11,277)		(8,531)
Accounts payable		(1,773)	19,770		(192,425)
Taxes payable, other than income and concession taxes payable		(29,223)	446		16,484
Reorganization provision		—	—		(28,000)
Income taxes paid		(469,963)	(372,292)		(476,490)
Deposits received		128,669	57,831		5,299

Net cash provided by operating activities		2,577,170	2,212,375		1,614,567

Investing activities:
Purchases of machinery, equipment, improvements to leased buildings and improvements to concession assets		(905,008)	(541,249)		(524,922)
Other deferred assets		(30,505)	(865)		2,948

Net cash used in investing activities		(935,513)	(542,114)		(521,974)

Excess cash to apply to financing activities		1,641,657	1,670,261		1,092,593

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Mexican Pesos)

	2010		2009		2008
Financing activities:
Dividends declared and paid		(1,000,000)		(1,200,000)		(1,121,485)
Repurchase of shares		(609,809)		(10,248)		(44,227)
Sales of repurchased shares		—		53,712		—
Bank loans		507,692		413,754		344,000
Payments on bank loans		(248,360)		(163,786)		(122,571)
Interest paid on bank loans		(115,959)		(81,444)		(68,989)
Hedging derivative financial instrument		—		(14,667)		—

Net cash used in financing activities		(1,466,436)		(1,002,679)		(1,013,272)

Net increase in cash and cash equivalents		175,221		667,582		79,321
Cash and cash equivalents at beginning of year		2,173,586		1,506,004		1,426,683

Cash and cash equivalents at end of year	Ps.	2,348,807	Ps.	2,173,586	Ps.	1,506,004

Non-cash investing activity:
Purchases of machinery, equipment, improvements to leased buildings and improvements to concession assets on account	Ps.	227,373	Ps.	101,296	Ps.	223,530

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2009 and 2008

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

On February 24, 2006, the Company made an initial public offering of its Series “B” shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its shares, both in the United States of America, via the New York Stock Exchange (“NYSE”) and in Mexico, via the Mexican Stock Exchange (“BMV”). Consequently, as of such date, the Company became a public entity in both Mexico and in the United States of America and is required to meet various legal obligations and regulations applicable in each country for public entities.

b.	Significant events

•	At an Ordinary General Stockholders’ Meeting held on April 28, 2008, the stockholders approved a stock repurchase program up to a maximum amount of Ps. 55,000, as mentioned in Note 15.d.

•

At an Ordinary General Stockholders’ Meeting held on April 28, 2009, the stockholders approved an increase to the stock repurchase program to repurchase up to a maximum amount of Ps. 864,265, as mentioned in Note 15.e.

•

On December 9, 2009, the Company entered into an unsecured credit agreement with Banco Nacional de Mexico, S.A. (“Banamex”) and HSBC Mexico, S.A. (“HSBC”), for the Guadalajara, Puerto Vallarta, Hermosillo and Guanajuato airports, for a combined amount of Ps. 651,446. Funds were disbursed on two different dates, as described in Note 14.

•

On December 23, 2009, a trust was created to guarantee payment under the contract “Turn-Key Design, Supply, Installation and Starting up of a System to Inspect 100% of Documented Baggage” entered into with Rapiscan Systems, S.A. de C.V. (“Rapiscan”). The contract was executed to comply with the requirement of supplying a system for inspection of documented and in-cabin baggage and Rapiscan will be in charge of construction of the entire project. On February 25, 2010, the Company signed a modification to the trust agreement, making it an irrevocable trust and assigning all cash contributed to the trust solely for payments to Rapiscan, for advances in the project at each airport.

•

On May 27, 2010, the Nominations and Compensation Committee members (“CNC”), through their President, announced that, in their opinion: (i) given that the time period, as required by the Mexican Securities Law as well as by the Company’s by-laws, for the election of its independent board members had passed since the last election (Ordinary Stockholders’ Meeting held on April 28, 2009), in the view of the CNC, the terms of the independent board members had ended; and (ii) given that the Chairman of the Board was neither nominated nor confirmed during the Ordinary Stockholders’ Meeting held on April 27, 2010, the term for the person holding this position had also ended. As a result, the CNC believed that the position of Chairman automatically corresponded to the first board member named during the deliberation of Item VII of the Ordinary Stockholders’ Meeting held on April 27, 2010, Mr. Demetrio Ullastres Llorente, who will remain in this position until the stockholders elect a new Chairman of the Board. The Board of Directors held a meeting on June 2, 2010 (composed only by board members representing the Series BB stockholders, since the independent board members’ terms had ended as per the notification by the CNC). At the meeting, the following independent board members were provisionally and unanimously elected: José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco, Francisco Javier Fernández Carbajal, Francisco Glennie y Graue, León Falic, Jaime Cortés Rocha, and Carlos Eduardo Bravo Almenar. The first four independent board members have held the position of independent board members since 2006. At the Ordinary General Stockholders’ Meeting held from July 22 to July 25, 2010, the members elected provisionally by the Board of Directors were confirmed and further ratified at the Ordinary General Stockholders’ Meeting called by the Audit Committee, held from September 1, to September 4, 2010. However, the stockholders of Controladora Mexicana de Aeropuertos, S.A. de C.V., which is the owner of 33% of the shares of AMP, strategic partner of GAP, which in turn owns 15% of the total outstanding Series “BB” shares of GAP, questioned the validity of the previously mentioned resolutions. As a result of these disagreements, the BMV and NYSE temporarily suspended trading of the Company’s shares from June 2 to June 14, 2010. On June 14, 2010, the Company clarified the facts and issued a press release explaining that under Mexican law, all corporate actions are presumed to be legal and valid unless challenged through the appropriate channels and held to be invalid by a judge.

•

At an Ordinary General Stockholders’ Meeting held from July 22 to July 25, 2010, the stockholders approved a second stock repurchase program to repurchase up to a maximum amount of Ps. 1,000,000, as mentioned in Note 15.i.

•

On August 2, 2010, Compañía Mexicana de Aviación, S.A. de C.V. (“Mexicana”), which represented 18.3% of the Company’s total passenger traffic during the first half of 2010, announced it filed an insolvency petition seeking to restructure its costs and ensure the company’s viability. On August 27, 2010, Grupo Mexicana (“GMA”), integrated by Mexicana, Aerovías Caribe (“Click”), Mexicana Inter (“Link”) and Mexicana MRO, S.A. de C.V., announced the suspension of operations indefinitely as of August 28, 2010.

•

On October 20, 2010 the municipal authorities of Tijuana issued a third request for the payment of real estate taxes from years 2000 until 2010. However, the Company and its legal counsel believes that this request for payment is not valid as the local courts have already, in a first occasion, denied requests for payment of real estate taxes for 2005 and 2006; in a second occasion, the request is still pending resolution. During its diligence process carried out on October 20, 2010, the municipal authority asked the Tijuana airport to make the full payment of Ps. 269,229 within three days of the request. As well, the municipal authorities listed several assets that, in their judgment, could be seized if the airport did not make the required payment. However, this indication of seizure of assets did not affect Company’s operations. Because the Company and its legal counsel consider these payment requests to be outside the framework of the law, GAP filed a legal proceeding against the municipal authorities, which is still pending resolution.

•

On November 5, 2010, the Company incorporated the subsidiary GA del Pacífico Partipacoes do Brasil LTDA (“GA”), in Brazil, to act as a holding company for other future acquisitions. Its common stock, of which GAP holds 99.99%, is comprised of 1,000 shares with a nominal value of $1.00 real (local currency in Brazil) which are fully subscribed. As of the date of these financial statements, the common stock has not been contributed in cash, nor has the entity begun operations, for which reason, there are no related financial effects in the accompanying consolidated financial statements.

2.	Basis of presentation

a.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are prepared on the basis of Mexican Financial Reporting Standards (“MFRS”, individually referred to as “Bulletins” or Normas de Información Financiera or “NIFs”).

b.	Monetary unit of the financial statements – The consolidated financial statements and notes as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, include balances and transactions denominated in Mexican pesos of different purchasing power.

c.	Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, of which it owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

•	Aeropuerto de Aguascalientes, S.A. de C.V.

•	Aeropuerto del Bajío, S.A. de C.V.

•	Aeropuerto de Guadalajara, S.A. de C.V.

•	Aeropuerto de Hermosillo, S.A. de C.V.

•	Aeropuerto de La Paz, S.A. de C.V.

•	Aeropuerto de Los Mochis, S.A. de C.V.

•	Aeropuerto de Mexicali, S.A. de C.V.

•	Aeropuerto de Morelia, S.A. de C.V.

•	Aeropuerto de Puerto Vallarta, S.A. de C.V.

•	Aeropuerto de San José del Cabo, S.A. de C.V.

•	Aeropuerto de Tijuana, S.A. de C.V.

•	Aeropuerto de Manzanillo, S.A. de C.V.

•	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.

•	Corporativo de Servicios Aeroportuarios, S.A. de C.V.

•	Puerta Cero Parking, S.A. de C.V.

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

d.	Income from operations – This line item comprised total revenues less operating costs. Although this presentation is not required by NIF B-3, Statement of Income, it is included because it represents a reliable measure of the economic and financial performance of the Company.

e.	Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. For the years ended December 31, 2010, 2009 and 2008, comprehensive income is represented only by the net income of each year.

f.	Classification of costs and expenses – Costs and expenses presented in the consolidated statements of income were classified according to their nature.

3.	Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a.	Accounting changes

Beginning January 1, 2010 the Company adopted the followings new NIFs and Interpretations to the Financial Reporting Standards (“INIFs”):

NIF C-1, Cash and Cash Equivalents – Requires presentation of cash and restricted cash equivalents under the line item titled “cash and cash equivalents”, as opposed to Bulletin C-1, which required these items to be separately presented; replaces the concept “temporary investments payable on demand” with “readily available investments” and considers a characteristic of this type of investment to be a maturity within three months from the date of acquisition. The effects of recognition of this standard were retrospectively applied. Thus the caption in 2009 titled Cash equivalents designated for expenditure, held in trust presented in non-current assets, was reclassified to Cash and cash equivalents in current assets in the accompanying consolidated balance sheets (see Note 4).

INIF 17, Service Concession Contracts – This interpretation requires that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment; it also requires that revenues earned when the operator performs both construction or upgrade services and operating services under a single contract, be recognized according to each type of service provided, based on the fair value of each consideration received at the time the service is rendered, provided the amounts are clearly identifiable. Once quantified, revenues should follow the relevant recognition criteria taking into account the nature of the service rendered. This means that when the operator provides construction or improvement services, both revenues and costs and expenses associated with such services should be recognized using the percentage-of-completion method while revenues from operating services should be recognized as services are rendered. INIF 17 also references the supplemental application of International Accounting Standard 18, Revenues. The effects of recognition of this interpretation were applied prospectively in the accompanying consolidated financial statements, as required by the interpretation, and resulted in the recognition of Ps. 657,103 in revenues from improvements to concession assets and an equal amount of costs of improvements to concession assets in 2010. Application of the INIF did not change the accounting treatment of the concessions and related additions and improvements in the balance sheet.

INIF 19, Change Derived from the Adoption of International Financial Reporting Standards – This INIF establishes disclosure requirements for companies that are either required or voluntarily adopt International financial Reporting Standards (“IFRS”) as the regulatory basis for the presentation of financial statements.

b.	Recognition of the effects of inflation – Since the cumulative inflation for the three fiscal years prior to those ended December 31, 2010, 2009 and 2008, was 14.48%, 15.01% and 11.56%, respectively, the economic environment in which the Company operates may be considered non-inflationary in both years. Inflation rates for the years ended 2010, 2009 and 2008 were 4.40%, 3.57% and 6.53%, respectively.

Beginning on January 1, 2008, the Company discontinued recognition of the effects of inflation in its consolidated financial statements. However, non-monetary assets and liabilities and stockholders’ equity include the restatement effects recognized through December 31, 2007.

c.	Cash and cash equivalents – Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses, as well as cash equivalents designated for expenditure, held in trust. Cash is stated at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in comprehensive financing (cost) income of the period.

d.	Financial investments for trading purposes – From the date of acquisition, the Company classifies its investments in marketable securities as held for trading purposes, as it has the intention to trade the debt and equity instruments in the short-term, before their maturity. These investments are stated at fair value and any fluctuations in the value of these investments are recognized within current earnings. The fair value is the amount at which a financial asset can be exchanged or a financial liability can be paid, among interested and willing parties in a free trade transaction.

e.	Allowance for doubtful accounts – The Company systematically and periodically reviews the aging and collection of its accounts receivable and records an allowance for doubtful accounts when evidence exists that they will not be fully recoverable.

f.	Machinery, equipment and improvements on leased buildings –These assets are recorded at acquisition cost. Balances from acquisitions made through December 31, 2007, were restated for the effects of inflation by applying factors derived from the National Consumer Price Index (“NCPI”) through that date. Depreciation is calculated using the straight-line method based on remaining useful lives of the related assets, as described in Note 7.

g.	Improvements to concession assets – These assets are initially recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. This caption includes the intangible assets generated from additions and improvements to concession assets in accordance with INIF 17 as well as other additions and improvements. Amortization is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 8.

h.	Airport concessions – Concessions to manage, operate and develop each of the airports are recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the concession life of 50 years, as described in Note 9.

i.	Rights to use airport facilities – Rights to use airport facilities are recorded at the historical cost of the airport facilities as recorded by ASA. Through December 31, 2007, they were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 9.

j.	Other acquired rights – Other acquired rights are recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the period from the date of acquisition to the end of the 50-year concession term, as described in Note 11.

k.	Impairment of long-lived assets in use – The Company reviews the carrying amounts of long-lived assets in use, pursuant to Bulletin C-15, Accounting for the Impairment and Disposal of Long-Lived Assets, when an impairment indicator suggests that such amounts might not be recoverable. Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows or the net sales price.

None of the 12 airports can be considered an “independent cash generating unit” since all are part of the Pacific Group package included in the Federal Government’s bidding process. Therefore, each concessionaire must operate its airports regardless of their individual results. Accordingly, the Company reviews its long-lived assets for impairment on a consolidated basis.

l.	Financial risk management policy – The activities carried out by the Company expose it to a number of financial risks, including market risk (which encompasses foreign exchange and interest rate risks), credit risk and liquidity risks. The Company seeks to minimize the potential negative effects of these risks on its financial performance through an overall risk management program. The Company uses derivative and non-derivative financial instruments to hedge against some exposures to financial risks embedded in the balance sheet (recognized assets and liabilities) and off-balance sheet risks (firm commitments and highly probable forecasted transactions). Both financial risk management and the use of derivative financial instruments are governed by Company policies approved by the Board of Directors and are carried out by the Company’s treasury. The Company identifies, assesses and hedges, centrally, the exposures of its operating subsidiaries. The Board of Directors has approved written policies of a general nature with respect to the management of financial risks, as well as policies and limits associated to other specific risks. Compliance by Company’s management of established policies and exposure limits is reviewed by internal audit on an ongoing basis.

m.	Derivative financial instruments – The Company obtains financing under different conditions. At the end of 2009, the Company entered into its first variable interest rate bank loan. In order to reduce its exposure to the risk of volatility in interest rates, the Company entered into an interest rate cap that establishes a ceiling for interest paid on the bank loans and effectively converts the variable rate profile of the debt to a fixed rate profile. The Company has designated the interest rate cap as a cash flow hedge. Its term extends from the date of its execution to the maturity date of the related bank loan. The Company only enters into derivative financial instruments with institutions of high repute. The Company does not enter into derivative financial instruments for the purpose of speculation.

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

The accounting for changes in the fair value of a derivative financial instrument designated as a hedge depends on the type of hedge and is accounted for as follows: (1) for fair value hedges, the gain or loss is recognized in current earnings offsetting the gain or loss on the hedged item; (2) for cash flow hedges, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings; the ineffective portion of the gain or loss is reported in earnings immediately. When the Company determines the effectiveness of a cash flow hedge based on the intrinsic value of the instrument, it recognizes the changes in the time value of the instrument directly through earnings.

The Company discontinues hedge accounting if the hedging instrument expires or is sold, terminated, or exercised, if the hedge no longer meets the hedge accounting criteria – for example it is no longer effective or for cash flow hedges the forecast transaction is no longer expected to occur, or if the entity revokes the hedge designation.

Embedded derivative financial instruments are recognized for rental agreements that establish rental payments in a currency different from the functional currency of the both parties to the rental agreement. The embedded derivative is segregated, whose underlying is the fluctuation between the foreign currency and functional currency, and is measured at fair value through results of the period.

n.	Other assets – Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred.

o.	Provisions – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated; however, the final result could differ from the provision recognized.

p.	Direct employee benefits – Liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits include mainly statutory employee profit sharing (“PTU”) payable, compensated absences, such as vacation and vacation premiums and incentives.

q.	Employee benefits from termination and retirement – Liabilities from seniority premiums and severance payments are recognized as they accrue and are calculated by independent actuaries using the projected unit credit method at nominal rates.

r.	Statutory employee profit sharing – PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences that result from comparing the accounting and tax bases of assets and liabilities and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

s.	Revenue recognition – The majority of the Company’s revenues are derived from rendering aeronautical services, which are generally related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” per “workload unit”. A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

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

t.	Revenues and cost of improvements to concession assets – In conformity with INIF 17, the Company must recognize the revenues and costs of additions and improvements to concession assets which they are obligated to carry out at the airports under the Master Development Program (“MDP”). Revenues represent the value of the exchange between the Company and the Government with respect to the additions and improvements, given that the Company constructs or provides improvements to the airports as obligated under the MDP and in exchange, the Government grants the Company the right to obtain benefits for services provided using those assets. The cost for such additions and improvements to concession assets is based on actual costs incurred by the Company in the execution of the additions or improvements, considering the investment requirements in the MDP. Through bidding processes, the Company contracts third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The amounts paid are set at market value.

u.	Foreign currency transactions – Foreign currency transactions are recorded at the exchange rate in effect on the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between bank exchange rates in effect at the transaction date and the rates used by the Company is not considered material). Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing income.

v.	Income taxes – Income tax (“ISR”) and the Business Flat Tax (“IETU”) are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

w.	Tax on assets – Tax on assets (“IMPAC”) paid in previous years that is expected to be recovered is recorded as an advance payment of income tax and is presented in the consolidated balance sheets as “Recoverable tax on assets”.

x.	Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same.

y.	Concentration of credit risk – Financial instruments that potentially expose the Company to a significant concentration of credit risk are primarily trade accounts receivable; however, such risk is adequately covered by guarantee deposits granted by clients and the allowance for doubtful accounts.

4.	Cash and cash equivalents

As of December 31, the balances are composed of the following:

	2010		2009
Cash	Ps.	231,813	Ps.	327,930
Cash equivalents designated for expenditure, held in trust		228,577		352,436
Investments of cash surpluses		1,888,417		1,493,220

	Ps.	2,348,807	Ps.	2,173,586

As mentioned in Note 1.b, on December 23, 2009 the Company established a trust for investment and administration with Banamex, who acts as a trustee, while the airports of the Company are trustors and beneficiaries in the second instance, and Rapiscan is the beneficiary in first instance. The trust is controlled by a Technical Committee consisting solely of executives of the Company, although Rapiscan will be able to intervene in the event that the resources held in trust will be used for projects other than that stipulated in the trust agreement. On February 25, 2010, the Company signed a modification agreement which converts the trust to an irrevocable trust whose funds are solely to be used for payment to Rapiscan in return for its construction services provided with respect to a documented baggage inspection project. If either party does not fulfill their obligations with respect to the trust agreement, the assets held in trust will be frozen until either a judicial resolution or an arbitration proceeding determines the rights of each party. The assets are only to be invested in government securities denominated in national currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The total amount of the project was contracted for Ps. 506,910, of which Ps. 224,609 is pending to be paid as of December 31, 2010. The duration of the trust is for the period in which the contracts with airports are in force and over which Rapiscan will fulfill the terms of the contract, which is estimated to be substantially completed in 2011. Although the cash equivalents are restricted, payments to Rapiscan are not stipulated over a fixed schedule. As accessibility to the restricted cash equivalents is immediate, the restriction is not considered long-term and the full amount is classified within current assets.

5.	Financial investments held for trading purposes

Financial investments held for trading purposes are composed of the following at December 31:

	2010				2009
	Cost of acquisition		Fair Value		Cost of acquisition		Fair Value
PEMEX UMS Bonds	Ps.	231,279	Ps.	233,915	Ps.	281,276	Ps.	279,621

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

6.	Trade accounts receivable

Trade accounts receivable are composed of the following at December 31:

	2010		2009
Accounts receivable	Ps.	513,846	Ps.	589,469
Allowance for doubtful accounts		(217,700)		(135,613)

	Ps.	296,146	Ps.	453,856

Accounts receivable include balances invoiced to domestic and international airlines for passenger charges of Ps. 316,280 and Ps. 441,174 as of December 31, 2010 and 2009, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The Guadalajara Airport represented approximately 35%, 34% and 33% of consolidated revenues generated during the years ended December 31, 2010, 2009, and 2008. Also, approximately 91%, 89% and 90% of consolidated revenues during the years ended December 31, 2010, 2009, and 2008, respectively, were generated by the Company’s six largest airports (Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato and Hermosillo).

During 2010, the Company increased the allowance for doubtful accounts by Ps. 82,087, mainly as a result of the suspension of operations of Mexicana, Mexicana Click and Link airlines, as well as other commercial clients.

7.	Machinery, equipment and improvements on leased buildings

Machinery, equipment and improvements on leased buildings are composed of the following at December 31:

	2010		2009		Average Annual Depreciation Rate
Machinery and equipment	Ps.	542,225	Ps.	426,161	10%
Office furniture and equipment		120,581		118,609	10%
Computer equipment		176,110		136,237	30%
Transportation equipment		32,785		30,698	25%
Communication equipment		13,582		13,150	10% and 30%
Improvements to leased buildings		5,415		7,892	5%

		890,698		732,747
Less- accumulated depreciation		(443,532)		(368,646)

	Ps.	447,166	Ps.	364,101

8.	Improvements to concession assets

Improvements to concession assets are composed of the following at December 31:

	2010		2009		Average Annual Amortization Rate
Improvements to concession assets	Ps.	4,109,966	Ps.	3,853,684	5% and 8%
Less- accumulated amortization		(948,430)		(732,465)

		3,161,536		3,121,219
Construction in-progress		873,404		382,402
Advance payments to suppliers		113,099		9,770

		986,503		392,172

	Ps.	4,148,039	Ps.	3,513,391

Improvements to concession assets are integrated by the intangible assets from additions and improvements to concession assets in accordance with INIF 17, as well as other investments that have been carried out to the infrastructure of the airports, even though they are not regulated by the MDP investment commitments.

As of December, 31, 2010 and 2009, the balance of machinery, equipment, improvements to leased buildings and improvements to concession assets includes Ps. 227,373 and Ps. 101,296, respectively of unpaid investments. Construction in-progress relates mainly to the construction of new Terminal at the Los Cabos airport, a Terminal expansion in Tijuana, and the security project to inspect the documented baggage at the Guadalajara, Puerto Vallarta, Los Cabos and Tijuana airports. As of December 31, 2010, significant construction in-progress pending execution and payment amounts to approximately Ps. 112,773.

As of December 31 2010 and 2009, comprehensive financing result (“CFR”) was capitalized under improvements to concession assets for Ps. 18,290 and Ps. 30,959, respectively, derived from capital expenditures at the Guanajuato, Guadalajara, Hermosillo, Puerto Vallarta and Los Cabos airports of approximately Ps. 664,525 and Ps. 363,721, respectively. The average annual interest rate was 8.5% for both years. As of December 31, 2010 and 2009, the accumulated amount of capitalized CPR was Ps.76,310 and Ps. 58,020, respectively.

Reconciliation of the comprehensive financial result is as follows:

	2010		2009
Net CFR income	Ps.	19,935	Ps.	27,250
Add back: CFR cost capitalized		18,290		30,959

CFR income in the statements of income	Ps.	38,225	Ps.	58,209

9.	Airport concessions

As described in Note 1.a, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.a, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2010:

			Remaining amortization Term (years)	Original amortization term (years)
Acquisition cost assigned to:	Ps.	24,210,213

Rights to use airport facilities (Note 10):
Runways, aprons, platforms	Ps.	788,443	24	35
Buildings		876,867	14	25
Other facilities		138,596	—	10
Land		1,412,873	38	49

		3,216,779
Airport concessions		20,993,434	38	49

	Ps.	24,210,213

The original amortization term for the concessions is 49 years. As mentioned in Note 1.a, the concession value was assigned in August 1999, at which date the amortization term began, which will run through November 2048.

The value of the concessions at December 31 is as follows:

	2010		2009
Airport concessions	Ps.	20,993,434	Ps.	20,993,434
Less- accumulated amortization		(4,667,971)		(4,236,461)

	Ps.	16,325,463	Ps.	16,756,973

Each airport concession agreement contains the following terms and basic conditions:

•

The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its MDP, and to provide airport, complementary and commercial services. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. The Company’s investment plans under the MDP must be updated every five years starting from 2000 and approved by the SCT. During December 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010 to 2014.

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

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

10.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31 was as follows:

	2010		2009
Rights to use airport facilities	Ps.	3,216,779	Ps.	3,216,779
Less- accumulated amortization		(1,114,668)		(1,028,544)

	Ps.	2,102,111	Ps.	2,188,235

11.	Other acquired rights

At December 31, the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain contracts that existed at that time between ASA and third-party leaseholders in order that the Company be able to operate those areas, including for the operation of the terminal charter, operation of commercial space and certain parking lots. The rights acquired are integrated as follows:

	2010		2009		Remaining amortization term (years)	Original amortization term (years)
Right to operate the charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	483,469	Ps.	483,469	38	48
Right to operate commercial space at Tijuana airport		19,443		19,443	38	46
Right to operate various space at Puerto Vallarta airport		358,095		358,095	38	44
Right to operate commercial space at Guadalajara airport		108,235		108,235	38	44
Right to operate various parking lots		7,118		7,118	38	44

		976,360		976,360
Less – accumulated amortization		(177,180)		(156,072)

	Ps.	799,180	Ps.	820,288

12.	Hedging derivative financial instrument

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

With respect to the loans, each contracting airport entered into a derivative financial instrument with Banamex. This instrument establishes a ceiling of 7% on the variable 91-day TIIE interest rates stipulated in the loan agreements (representing the strike price of the hedging instrument), which when added to the 350 basis points established in the loan agreements and the related hedge contract, results in a maximum interest rate of 10.50%. The effective date of the hedge begins in the fourth year of the related debt agreement and extends to the end of the term of the debt. This hedge applies to both credits issued by Banamex and by HSBC. The Company paid a premium of Ps. 14,667 in December 2009. The Company has designated the derivative as a cash flow hedge. The time value of money has been excluded (extrinsic value) from the calculation of effectiveness of the hedge, and as the critical characteristics of the hedge and the amount covered are equal, it is considered that the hedge will be 100% effective.

At December 31, 2010, details of the hedging instrument are as follows:

Year	Notional amount		Start date of the hedging instrument	Maturity date	Interest rate	Maximum interest rate	Fair Value
2009	Ps.	82,145	December 2012	December 2016	TIIE+350 bp	10.50%	Ps.	1,511
2010		290,109	January 2013	January 2017	TIIE+350 bp	10.50%		5,627

Total	Ps.	372,254					Ps.	7,138

During 2010 and 2009, the Company recognized Ps. 6,509 and Ps. 1,020, respectively, in CFR as an expense of the period due to the extrinsic value of the premium paid; no amounts have been recognized through other comprehensive income at the date of these financial statements because the hedge has no intrinsic value.

13.	Employee benefits

The liability for employee benefits at December 31 was as follows:

	2010		2009
Termination benefits:
Seniority premiums	Ps.	2,265	Ps.	2,087
Severance payments at the end of the work relationship		8,528		6,435
Retirement benefits:
Seniority premiums		3,114		2,809
Severance payments at the end of the work relationship		31,309		23,827

	Ps.	45,216	Ps.	35,158

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

a.	Termination benefits – The net cost of the period for the obligations derived from termination benefits in 2010, 2009 and 2008, from seniority premiums and severance payments at the end of the work relationship, was Ps. 4,176, Ps. 4,187 and Ps. 7,643, respectively, which includes Ps. 1,905, Ps. 2,940 and Ps. 4,211, respectively, of paid benefits during the period.

Unrecognized items related to termination benefits will be amortized in two years.

b.	Retirement benefits - Seniority premiums – The net cost (income) of the period for the obligations derived from seniority premiums was Ps. 447 Ps. 378 and (Ps. 14) in 2010, 2009, and 2008, respectively. Other disclosures required by financial reporting standards are considered to be immaterial.

c.	Retirement benefits - Severance payments at the end of the work relationship – The present values of these obligations and the rates used for their calculations at December 31 were as follows:

	2010		2009
Vested benefit obligation	Ps.	2,038	Ps.	1,151
Nonvested benefit obligation		48,399		33,998

Defined benefit obligation		50,437		35,149
Unamortized items:
Past service costs and changes to the plan		(12,296)		(15,179)
Unrecognized actuarial gains and losses		(6,832)		3,857

		(19,128)		(11,322)

Net projected liability	Ps.	31,309	Ps.	23,827

Nominal rates used in actuarial calculations were as follows:

	2010	2009
Discount of the projected benefit obligation at present value	7.5%	8.0%
Increase in salaries	5.0%	5.0%

Amortization period for past services is four years.

The net cost of the period is composed of the following:

	2010		2009		2008
Service cost of the year	Ps.	3,088	Ps.	2,963	Ps.	2,907
Financial cost of the year		2,766		2,568		2,384
Past service costs and changes to the plan		2,866		2,881		2,883

	Ps.	8,720	Ps.	8,412	Ps.	8,174

Changes to the present values of the defined benefit obligation are as follows:

	2010		2009
Present value of defined benefit obligation as of January 1	Ps.	35,149	Ps.	31,932
Service cost		3,088		2,963
Interest cost		2,766		2,568
Actuarial gain (loss) on the obligation		9,434		(2,314)

Present value of defined benefit obligation as of December 31	Ps.	50,437	Ps.	35,149

d.	Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4,079, Ps. 3,873 and Ps. 4,024 in 2010, 2009 and 2008, respectively.

14.	Long-term bank loans

On August 31, 2007 the Company entered into an unsecured credit agreement with Banamex for a total amount of Ps. 1,214,000, bearing fixed interest at a rate of 8.52%. The agreement matures in seven years from the date of the borrowing and payments and amortization of principal are required to be made in 28 equal and consecutive quarterly payments. Such funds were disbursed on different dates as follows: i) on September 7, 2007, the Los Cabos airport borrowed Ps. 330,000, the Puerto Vallarta airport borrowed Ps. 193,000, the Hermosillo airport borrowed Ps. 44,000 and the Guanajuato airport borrowed Ps. 33,000, ii) on January 30, 2008, the Los Cabos airport borrowed Ps. 273,000, the Guanajuato airport borrowed Ps. 28,000, the Puerto Vallarta airport borrowed Ps. 26,000 and the Hermosillo airport borrowed Ps. 17,000, and iii) on January 30, 2009, the Los Cabos airport borrowed Ps. 202,000, the Hermosillo airport borrowed Ps. 41,000, the Guanajuato airport borrowed Ps. 19,000 and the Puerto Vallarta airport borrowed Ps. 8,000.

On December 9, 2009, the Company entered into contracts for unsecured credit agreements with Banamex and HSBC for Ps. 325,723 from each institution, totaling Ps. 651,446. The loans bear interest at a variable TIIE rate plus 350 basis points and require quarterly principal and interest payments for a period of seven years. Such funds were disbursed in different dates as follows: i) on December 9, 2009, the Guadalajara airport borrowed Ps. 96,994, the Guanajuato airport borrowed Ps. 26,982, and the Hermosillo airport borrowed Ps. 19,778, and ii) on February 3, 2010, the Guadalajara airport borrowed Ps. 246,096, the Guanajuato airport borrowed Ps. 49,048, the Hermosillo airport borrowed Ps. 44,070 and the Puerto Vallarta airport borrowed Ps. 168,478.

In connection with this loan of December 9, 2009, the Company entered into a hedge with Banamex, as explained in Note 12.

As of December 31, 2010 the unpaid consolidated balances from the credits previously described, mature as follows:

Year	Amount
2011	Ps.	266,492
2012		266,492
2013		266,492
2014		245,064
2015		143,921
Thereafter		120,839

	Ps.	1,309,300

At December 31, 2010, bank loans are payable by the following subsidiaries:

Airport	Current		Long-Term		Total
Guanajuato	Ps.	22,290	Ps.	93,558	Ps.	115,848
Guadalajara		49,013		253,853		302,866
Hermosillo		23,692		97,252		120,944
Puerto Vallarta		56,497		219,109		275,606
Los Cabos		115,000		379,036		494,036

Total	Ps.	266,492	Ps.	1,042,808	Ps.	1,309,300

The loan agreement limits the use of the resources to the financing of capital expenditures and working capital of the Company, prohibits the merger of the Company (or any of its subsidiaries) with any other company, prohibits the sale or transfer of assets in an amount greater than Ps. 1,000, without previous authorization from the creditors and requires the Company to maintain certain financial ratios; in addition, in the case the airports are unable to fulfill their commitment under the credit agreement, dividends cannot be declared. As of December 31, 2010, the Company is in compliance with the covenants stipulated by the credit agreement.

15.	Stockholders’ equity

a.	At December 31, 2010, 2009 and 2008, common stock consists of the following:

	Number of Shares	Nominal Value		Restatement Effect		Total
Fixed Capital
Series B	476,850,000	Ps.	13,616,849	Ps.	7,075,955	Ps.	20,692,804
Series BB	84,150,000		2,402,974		1,248,698		3,651,672

Total	561,000,000	Ps.	16,019,823	Ps.	8,324,653	Ps.	24,344,476

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

NIF B-10, Effects of Inflation, replaced Bulletin B-10 when it became effective on January 1, 2008. NIF B-10 prohibits the recognition of inflationary effects when the cumulative inflationary rate for the preceding three years is less than 26%. Because cumulative inflation in Mexico for the three years preceding 2010 was less than 26%, the Company discontinued recognition of the effects of inflation beginning January 1, 2008.

b.	On January 1, 2008, and as a consequence of the adoption of NIF D-3, Employee Benefits, the Company recognized the cumulative initial effect of deferred statutory employee profit sharing of Ps. 1,320 (Ps. 951, net of income tax effects).

c.	In an Ordinary General Stockholders’ Meeting held on April 28, 2008, the stockholders declared cash dividends in the amount of Ps. 1,122,000, which were paid on two different dates, Ps. 864,000 on May 12, 2008 and Ps. 257,485 on October 31, 2008. The remaining amount of Ps. 515 was not paid, as it was related to stock repurchased and maintained by Company on the date the dividend was paid.

d.	In an Ordinary General Stockholders’ Meeting held on April 28, 2008, the stockholders approved a stock repurchase program up to a maximum amount of Ps. 55,000 in accordance with the Securities Market Law, to be executed as the Company’s management determines it is convenient or necessary. As of December 31, 2008, the Company has repurchased 1,720,000 shares for a cumulative amount of Ps. 44,227, which represents 0.30% of the outstanding shares. At December 31, 2008, the market value of the shares was Ps. 31.46 per share. The calculation of weighted average shares outstanding includes the effect of the repurchased shares during 2008.

e.	In an Ordinary General Stockholders’ Meeting held on April 28, 2009, the stockholders approved an increase to the stock repurchase program to repurchase up to a maximum amount of Ps. 864,265 in accordance with the Securities Market Law, to be executed as the Company’s management determines it is convenient or necessary. During 2009, the Company repurchased 360,000 shares, which when added to shares repurchased during 2008, totaled 2,080,000 shares for a cumulative amount of Ps. 54,475, which represented 0.37% of the outstanding shares. These shares were relocated in the market in 2009 for Ps. 53,712, at a loss of Ps. 248, recorded in retained earnings, net of the dividend received of Ps. 515. The calculation of weighted average shares outstanding includes the effect of the repurchased and relocated shares during 2009.

f.	In the General Stockholders’ Meeting held on April 28, 2009, the stockholders declared cash dividends in the amount of Ps. 1,200,000, of which Ps. 870,000 were paid on May 25, 2009 and Ps. 330,000 were paid on November 3, 2009.

g.	During the Ordinary Stockholders’ Meeting held on April 27, 2010, the stockholders proposed a dividend payment of Ps. 1,000,000. The proposal was not approved, because certain stockholders of less than 10,000 shares stated that in their opinion, the right of AMP, holder of the Series “BB” shares, to vote, was suspended as a consequence of a legal notification granted by a civil matter district court in Mexico City. On the same day, in an Extraordinary Shareholders’ Meeting, a proposal was presented to reduce common stock for Ps. 900,000, to be paid proportionately among the holders of outstanding shares, no later than May 28, 2010. However, this proposal also remained unapproved for the same reason that the aforementioned dividend payment was not approved.

h.	In an Ordinary Stockholders’ Meeting held on June 2, 2010, the stockholders approved a dividend payment of Ps. 1,000,000, which was paid in cash on June 15, 2010 for Ps. 750,000, and on August 19, 2010 for Ps. 250,000. On the same day, in an Extraordinary Stockholders’ Meeting, the stockholders presented a proposal for a reduction of common stock for Ps. 1,000,000, which was ultimately not approved.

i.	At an Ordinary General Stockholders’ Meeting held from July 22 to July 25, 2010, the stockholders approved a second stock repurchase program to repurchase up to a maximum amount of Ps. 1,000,000, to be executed as the Company’s management determines it is convenient or necessary, in accordance with the Securities Market Law. During 2010, the Company repurchased a total of 13,914,900 shares for Ps. 609,809, which represented 2.5% of the outstanding shares. The calculation of weighted average shares outstanding, in the consolidated statements of income, includes the effect of the repurchased shares during 2010.

j.	The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2010, 2009 and 2008, the legal reserve, in nominal pesos, was Ps. 404,247, Ps. 344,275 and Ps. 267,129, respectively, amounts that represent 2.5%, 2.1% and 1.7% of the nominal value of capital stock, respectively.

k.	Dividends paid to non-resident holders with respect to Series “B” shares and American Depositary Shares (“ADS’s”, unit ownership of U.S. stockholders) are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to ISR will be subject to a corporate level dividend tax calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid or against the ISR of the two fiscal years following the date in which the dividend was paid.

l.	The balances of stockholders’ equity tax accounts as of December 31 were as follows:

	2010		2009		2008
Contributed capital account	Ps.	28,028,818	Ps.	26,847,527	Ps.	25,934,170
Net tax income account		1,106,564		1,006,911		1,212,459

Total	Ps.	29,135,382	Ps.	27,854,438	Ps.	27,146,629

16.	Foreign currency balances and transactions

a.	At December 31, the foreign currency monetary position was as follows:

	2010		2009
Thousands of U.S. dollars:
Monetary assets:
Cash and cash equivalents		18,152		886
Financial investments held for trading purposes		18,929		21,413
Trade accounts receivable		3,579		3,080

		40,660		25,379
Monetary liabilities:
Suppliers		176		1,021
AMP, related party		—		532

		176		1,553

Net monetary asset position		40,484		23,826

Equivalent in Mexican pesos	Ps.	500,265	Ps.	311,137

b.	Transactions denominated in foreign currency were as follows:

	2010	2009	2008
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	22,238	22,389	27,849

Revenues for recovery expenses	160	500	100

Technical assistance fee	5,132	4,996	4,992

Import purchases, technical assistance and other expenses	6,013	3,234	2,468

c.	The exchange rates in effect at the dates of the consolidated balance sheets and the date of the related report of the independent auditors were as follows:

	2010		December 31, 2009		2008		June 9, 2011
Mexican pesos per one U.S. dollar (see Note 3.u)	Ps.	12.3571	Ps.	13.0587	Ps.	13.5383	Ps.	11.7196

17.	Transactions with related parties

Transactions with related parties, carried out in the ordinary course of business, were realized at prices comparable to those for transactions with independent parties and were as follows:

	2010		2009		2008
AMP, related party
Expenses:
Technical assistance fees	Ps.	128,384	Ps.	111,721	Ps.	118,226

Services received	Ps.	209	Ps.	6,007	Ps.	362

AENA Desarrollo Internacional S.A., related party
Expenses:
Services received	Ps.	1,301	Ps.	2,008	Ps.	9,928

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, with the approval of the stockholders, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series “B” shares other than AMP or any party related to AMP.

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of U.S.$ 7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of U.S.$ 4,000,000 (these amounts are subject to adjustment based on the U.S. National Consumer Price Index (“CPI”)) or 5% of GAP’s consolidated operating income, defined as earnings before interest income or expense, calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization.

AMP is also entitled to the refund of expenses incurred in the rendering of the services provided for in the agreement.

The total amounts paid to executive officers were as follows:

	2010		2009		2008
Benefits paid	Ps.	20,387	Ps.	19,883	Ps.	17,924

18.	Other (expense) income

a.	The total amounts are comprised as follows:

	2010		2009		2008
PTU	Ps.	(387)	Ps.	(599)	Ps.	(67)
Loss on sale of fixed assets		(616)		(6,859)		(4,480)
Gain from a judicial resolution		—		—		8,000
Repairs due to natural disasters		(1,499)		(3,829)		—
Other		537		(423)		4,090

	Ps.	(1,965)	Ps.	(11,710)	Ps.	7,543

b.	PTU is comprised as follows:

	2010		2009		2008
PTU:
Current	Ps.	(1,785)	Ps.	(1,759)	Ps.	(3,664)
Deferred		1,398		1,160		3,597

	Ps.	(387)	Ps.	(599)	Ps.	(67)

c.	Deferred PTU as of December 31, 2010 and 2009, was originated by provisions for employee benefits and other accounts payable, which amounts to Ps. 7,475 and Ps 6,077, respectively.

19.	Income taxes

The Company is subject to ISR and IETU.

The ISR rate is 30% for 2010 through 2012 and was 28% in 2009 and 2008; it will be 29% for 2013 and 28% for 2014.

IETU - Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. Beginning in 2010, the IETU rate is 17.5%, and it was 17% in 2009 and 16.5% in 2008. The Asset Tax (IMPAC) Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid for the first time, may be recovered, according to the terms of the law.

The income tax expense in the year is paid based on the higher of ISR and IETU.

According to its financial projections and in accordance with Interpretation of Financial Reporting Standards (“INIF”) 8, Effects of the Business Flat Tax, the Company determined all subsidiaries will pay ISR, except for Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“Corsa”), Puerta Cero Parking, S.A. de C.V. (“PCP”) and Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), which essentially will pay IETU. Deferred income taxes are recognized at each subsidiary based on the tax expected to be paid.

a.	Recoverable income taxes paid on dividends

In 2007, the Guadalajara airport deducted Ps. 23,022 of ISR paid on dividends in 2006 against its 2006 annual tax return. Subsequently, the tax authorities refused the deduction, arguing it was incorrect. On September 9, 2010, the Guadalajara airport received a resolution from the authorities, confirming the Company’s criteria regarding the recoverable income taxes paid on dividends paid in 2006. Currently, the Company is awaiting a cash refund from the fiscal authorities or, if the case may be, that the authorities appeal the resolution received in 2010.

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

During 2009 the Company requested from the Secretaría de Hacienda y Crédito Público (the “Mexican Treasury Department”), for the Guadalajara, Puerto Vallarta, Los Cabos and Tijuana airports, confirmation of the criteria with respect to the application of Article 11 of the Income Tax Law (the “ISR Law”) to ISR paid on dividends paid. The Company obtained positive confirmation, except with respect to the Guadalajara airport, that the mechanism in Article 10 of the ISR Law, which is being applied by the Company, establishes that ISR paid on dividends is creditable against current ISR of the year in which the dividends are paid and the subsequent two years, prior to the crediting of monthly provisional ISR payments from the same year, thereby establishing technical merits for the recovery of the amount at the Guadalajara airport.

In 2010, the Company canceled the recoverable income taxes paid on dividends in previous years at the Tijuana and Guanajuato airports, for a total amount of Ps. 62,318, and the income taxes paid on dividends in 2010 for the Aguascalientes, Guanajuato, Guadalajara, Hermosillo, Mexicali, Puerto Vallarta and Los Cabos airports for a total amount of Ps. 21,876. Despite the fact that the Company is able to recover these taxes paid, the administration of the Company determined that if the tax is credited against future income taxes payable, it significantly decreases the possibility to pay dividends in subsequent years from the net tax income account (“CUFIN”). Therefore, the Company has established a policy whereby the ISR paid on dividends will not be credited against future income taxes payable.

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

As a result of these annulment proceedings, the Company received favorable resolutions for the Los Mochis, Aguascalientes and La Paz airports. Unfavorable resolutions were received for the Morelia and Manzanillo airports. In January 2010, the Los Mochis airport received the refund of the asset tax paid for Ps. 25,648 (interest included), and in September 2010 the Aguascalientes airport received the refund of the asset tax paid for Ps. 978 (interest included). On January 22, 2010, the Hermosillo airport initiated a judgment of nullity against the resolution that denied the refund of the asset tax claimed. The recoverable tax balance as of December 31, 2010 amounts to Ps. 24,424 (inflationary effects included). In the opinion of the Company and its legal counsel, an unfavorable outcome is considered remote.

c.	Income tax expense consists of the following:

	2010		2009		2008
ISR:
Current	Ps.	469,836	Ps.	359,553	Ps.	431,295
Deferred		(472,776)		(211,778)		(324,915)
Deferred ISR due to tax rate increases		—		(8,967)		—
Cancellation of recoverable income tax		84,194		933		8,470
IETU:
Current		12,198		9,943		8,136
Deferred		2,000		(8,510)		6,253
Deferred IETU due to tax rate increases		—		(257)		386

	Ps.	95,452	Ps.	140,917	Ps.	129,625

d.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes for the years ended December 31 is shown below:

	2010	2009	2008
Statutory rate	30%	28%	28%
Effect of tax rate increase	—	(1%)	—
Effects of inflation	(28%)	(20%)	(29%)
Effects of cancellation of recoverable income taxes	5%	—	1%
Change in valuation allowance	(1%)	4%	8%

Effective rate	6%	11%	8%

e.	At December 31, the main items comprising the deferred income tax asset are:

	2010		2009
Deferred ISR asset (liability):
Allowance for doubtful accounts	Ps.	58,991	Ps.	37,297
Airport concessions and rights to use airport facilities		1,299,822		917,969
Machinery, equipment and improvements on leased buildings		38,511		29,790
Improvements to concession assets		117,877		75,512
Capitalized comprehensive financing result		(15,744)		(11,688)
Embedded derivatives		(3,468)		(4,929)
Hedging derivative financial instrument		2,370		295
Employee benefits		—		5,639

Deferred ISR		1,498,359		1,049,885
Effect of tax loss carryforwards		197,009		232,132
Valuation allowance for tax loss carryforwards		(158,511)		(211,760)

Net long-term deferred ISR asset		1,536,857		1,070,257

Deferred IETU asset (liability):
Employee benefits		9,487		7,883
Accounts receivable and payable – net		(7,457)		(2,234)
Machinery and equipment		(1,901)		(3,522)

Net long-term deferred IETU asset		129		2,127

Net long-term deferred income tax asset	Ps.	1,536,986	Ps.	1,072,384

For the computation of the deferred income tax asset as of December 31, 2010 and 2009, the Company applied to temporary differences the applicable rates according to their estimated date of reversal. The result derived from the application of different rates is presented in the captions of Deferred ISR due to tax rate increase and Deferred IETU due to tax rate increases in the table of tax provisions above.

f.	As a result of the enactment of IETU beginning in 2008, the Company has ten years to recover, under specific circumstances, existing asset tax credit carryforwards paid in previous years. The actual amount of recoverable tax on assets paid in previous years is Ps. 634,879. However, according the IETU law, the recovery against income tax of the amount of tax on assets paid in the last ten years is limited to 10% per year. Therefore, the Company recognized a valuation allowance of Ps. 238,561 as of December 31, 2010. The remaining amount is composed of Ps. 296,480 (nominal value) and Ps. 99,838 of inflation corresponding to the period 2002 to 2010.

At December 31, the recoverable tax on assets is comprised as follows:

	2010		2009
Recoverable tax on assets paid	Ps.	634,879	Ps.	646,316
Valuation allowance for recoverable tax on assets paid		(238,561)		(250,076)

Recoverable tax on assets	Ps.	396,318	Ps.	396,240

At December 31, the recoverable tax on assets paid is comprised as follows:

	Tax on assets recoverable from 2010 results		Tax on assets expected to be recoverable from 2011 to 2017		Total
Guanajuato	Ps.	496	Ps.	2,571	Ps.	3,067
Guadalajara		15,880		95,907		111,787
Puerto Vallarta		2,338		9,698		12,036
Tijuana		34,833		234,595		269,428

Total	Ps.	53,547	Ps.	342,771	Ps.	396,318

g.	Additionally, the Company has generated Ps. 703,605, of net operating loss carryforwards. However, based on its financial projections, the Company expects that only those net operating loss carryforwards at Grupo Aeroportuario del Pacífico, S.A.B. de C.V., the Aguascalientes and Morelia airports will be recoverable, which results in net operating loss carryforwards of Ps. 137,495 as of December 31, 2010 based on future ISR projections. As permitted by the Mexican tax authorities for concession operations, all tax loss carryforwards expire in 2048.

20.	Commitments

a.	The Company has leased office space under one five-year operating lease agreement, which was renewed in February 2008. The respective monthly rental payments is U.S.$ 38,233. Base rent is subject to increases according to the NCPI and the CPI.

Lease expense was Ps. 5,014, Ps. 5,068 and Ps. 4,717 for the years ended December 31, 2010, 2009, and 2008, respectively.

b.	On December 28, 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010-2014. The table below shows the investments to be made during this period, as approved by the SCT:

Year	Amount
2010	Ps.	553,904
2011		989,456
2012		562,217
2013		411,349
2014		253,731

	Ps.	2,770,657

Amounts set forth above are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2007, and have to be re-expressed using factors derived from the National Construction Price Index at the time of their execution.

21.	Contingencies

a.	Several municipalities have filed real estate tax claims against some subsidiary airports related to the land where the airports operate. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or results of operations.

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

On June 8, 2005, the Tijuana airport received a second municipal real estate tax claim of Ps. 146,442 (nominal value). On February 9, 2006, a bailment contract was issued on behalf of the airport for Ps. 141,770 (nominal pesos) in order to release an encumbrance of certain of its assets. In March 2008, the Tribunal declared the annulment of the tax claim, but upheld, however, the right for the municipal authorities to claim real estate taxes over commercial areas. The Company filed a legal proceeding against the resolution, but only for the decision of the court to maintain the right of the municipal authorities to claim real estate taxes over commercial areas. As the Tribunal declared the original tax claim null and void, the bailment was cancelled during 2008. In opinion of the Company and its legal counsel, the possibility of an unfavorable outcome is remote.

On October 20, 2010 the municipal authorities of Tijuana issued a third payment request for real estate taxes covering the period from the first half 2000 to the second quarter 2010, for an amount of Ps. 269,229 (nominal pesos). Nevertheless, the Company has guaranteed a portion of the amounts claimed and in other cases, the payment requests are for years for which the statute of limitations has expired. However, this legal proceeding is still pending resolution. Previous judgments in this and other airports have been resolved favorably for the Company. The administration of the Company and its legal counsel believe that there are sufficient elements to resolve the case in favor of the Company, such that the possibility of an unfavorable outcome is remote.

b.	In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, which was a rural property owned by a group of farmers (“Ejido”). The farmers have raised claims against the indemnity payments received from the Mexican Government. One such claim demands reversal of the land expropriation. While such claims are not actually against the Company, a favorable ruling on the return of the land might disrupt the current airport operation. According to the concession terms, access by the Company to land assigned to concessionaires is guaranteed. Therefore, the Company believes, although no assurance can be given, that the Mexican Government would be liable for any operational disruption caused by the farmers and would have to restore the concessionaire rights of use of public property. During 2008, the Ejido received an unfavorable resolution, which it appealed. As of the date of these financial statements, the Ejido received a favorable resolution. This resolution may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido, although the Company believes such situation to be remote. Notwithstanding, the Company believes it has legal elements to appeal an adverse resolution. Additionally, the Mexican Government is required to reimburse any economic damage to the airport. In opinion of the Company and its legal counsel, the possibility of an unfavorable outcome is remote.

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these consolidated financial statements, the Company does not have any environmental sanctions against it.

d.	In 2002, the Company settled a dispute with ASA related to administrative services provided to the Company during 1999. As a result of the settlement, the Company recorded a liability of Ps. 70,924 during 2002, which was paid to ASA during 2003. The Company considered these fees deductible for fiscal year 2003 and accordingly, on February 18, 2003, filed a request with the Mexican Treasury Department to confirm that such tax treatment was appropriate, regardless of the fact that the settlement took place in 1999.

As a result of a denial of the Company’s request by the Mexican Treasury Department, the Company filed for appeals at each airport. As of December 31, 2010, the Hermosillo airport judgment is still pending, and amounts to Ps. 3,059. In opinion of the Company and its legal counsel, the possibility of an unfavorable outcome is remote.

e.	The users of airports, principally airlines, have been subject to increased costs following the events of September 11, 2001 in addition to the events on December 26, 2009 in Detroit, Michigan. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of the Company’s international flights involve travel to the U.S., the Company may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican Government, being part of the International Civil Aviation Organization (“OACI”), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The new process is expected to require the installation of new screening equipment, which the Company will be required to purchase and operate. Despite the fact that the Company has executed a contract with Rapiscan for the acquisition and construction of security equipment, the Company could be required to undertake significant additional capital expenditures and ongoing operating expenses. This could restrict the Company’s liquidity and adversely affect its operating results. In addition, the Company may be exposed to a higher risk of liability as a result of the requirement to directly operate this equipment.

f.	Currently, the Mexican Treasury Department carried out tax audits at certain of the Company’s airports. As a result of such audits, the Mexican Treasury Department claimed that the Aguascalientes, La Paz, Mexicali and Morelia airports incorrectly applied the fiscal amortization rates with respect to the value of their respective concessions. The Company has filed administrative proceedings rejecting the claims made by the tax authority and defending its original position. With respect to the Aguascalientes and La Paz airports, the authority determined a fine of Ps. 1,733 and Ps. 3,700, respectively. These amounts were paid by the airports, however the Company has filed a judgment of nullity claiming the refund of these fines. In the Mexicali and Morelia airports, the Company filed judgment of nullity against the authorities’ resolutions, which denied the Company’s criteria.

In December 2010, the Aguascalientes and Mexicali airports received unfavorable sentences with respect to their arguments, which they plan to appeal in 2011. However, in opinion of the Company and its legal counsel, there are sufficient elements to obtain a favorable outcome and the Company believes an unfavorable outcome is remote.

22.	Information by industry segment

The Company determines and evaluates its airports individual performances before allocating personnel-related costs and other costs incurred by SIAP, the subsidiary relating to the Company’s senior management. All airports provide similar services to their customers. The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports. The financial information relating to the remaining six airports was combined and included under “Other Airports”. The financial information regarding SIAP, Corsa, Parking and the Company’s own operations, including its equity method under “Total intersegment revenues”, was combined and included under “Other Companies”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations.

December 31, 2010	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Guanajuato		Other Airports		Other Companies		Eliminations		Total
Total external revenues (Include revenues from INIF 17)	Ps.	1,477,633	Ps.	639,248	Ps.	696,314	Ps.	781,073	Ps.	179,074	Ps.	182,302	Ps.	418,025	Ps.	—	Ps.	—	Ps.	4,373,669
Total intersegment revenues		—		—		—		—		—		—		—		1,746,706		(1,746,706)		—
Income from operations		652,061		188,461		296,365		382,110		38,734		46,678		(33,396)		1,476,336		(1,487,997)		1,559,352
Interest income		48,827		36,058		17,678		26,126		6,350		6,869		25,077		41,999		—		208,983
Interest expense		(29,523)		(3,548)		(24,742)		(46,382)		(10,533)		(10,539)		(20,333)		(5,777)		—		(151,376)
Income tax		97,521		34,336		48,023		85,029		(6,857)		9,020		(179,083)		7,463		—		95,452
Total assets		9,241,004		5,461,015		3,965,237		3,369,396		1,512,741		1,320,850		3,640,123		26,860,253		(26,481,337)		28,889,282
Total liabilities		505,113		159,581		422,902		687,240		156,758		173,379		256,507		193,742		(336,845)		2,218,377
Cash provided by operating activities		853,511		530,673		415,247		448,257		100,556		140,359		215,757		(127,211)		21		2,577,170
Capital expenditures in productive assets		(226,622)		(138,429)		(144,709)		(162,426)		(49,682)		(40,911)		(162,847)		(9,887)		—		(935,513)
Cash used in financing activities		(662,230)		(270,000)		(106,950)		(394,052)		(33,774)		(44,004)		(22,100)		(1,609,809)		1,676,483		(1,466,436)
Investment in productive assets		7,620,136		4,449,079		3,352,636		2,806,313		1,266,394		1,105,364		3,231,398		52,701		(69)		23,883,952
Depreciation and amortization for the year		283,226		141,762		117,216		94,506		47,162		41,386		138,793		15,890		—		879,941

December 31, 2009	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Guanajuato		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,115,670	Ps.	422,710	Ps.	527,723	Ps.	566,593	Ps.	151,857	Ps.	148,654	Ps.	333,033	Ps.	—	Ps.	—	Ps.	3,266,240
Total intersegment revenues		—		—		—		—		—		—				1,448,981		(1,448,981)		—
Income from operations		536,249		101,092		257,722		333,171		33,280		40,284		(31,557)		1,211,147		(1,187,526)		1,293,862
Interest income		49,881		35,258		14,536		39,072		6,903		9,871		30,391		14,585		—		200,497
Interest expense		(7,067)		(2,777)		(14,749)		(31,842)		(6,383)		(6,534)		(10,203)		(11,163)		—		(90,718)
Income tax		58,347		(14,883)		30,572		64,557		(6,413)		(1,684)		691		9,730		—		140,917
Total assets		9,256,323		5,467,182		3,723,717		3,345,732		1,487,365		1,289,479		3,556,370		26,903,577		(26,647,830)		28,381,915
Total liabilities		263,194		81,077		218,763		696,105		128,148		112,910		300,384		132,332		(331,552)		1,601,361
Cash provided by operating activities		749,515		289,050		387,675		401,133		77,291		75,811		215,192		17,623		(914)		2,212,375
Capital expenditures in productive assets		(112,905)		(70,814)		(35,718)		(72,782)		(57,904)		(44,940)		(143,018)		(4,033)		—		(542,114)
Cash used in financing activities		(499,030)		(132,000)		(302,718)		(374,788)		(14,013)		(120,545)		(36,375)		(1,162,236)		1,639,026		(1,002,679)
Investment in productive assets		7,660,694		4,440,295		3,292,758		2,674,215		1,263,848		1,085,670		3,208,036		59,101		(69)		23,684,548
Depreciation and amortization for the year		258,058		139,434		114,682		88,328		42,483		39,700		129,029		17,121		—		828,835

December 31, 2008	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Guanajuato		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,163,847	Ps.	465,185	Ps.	585,226	Ps.	585,935	Ps.	156,487	Ps.	177,688	Ps.	356,416	Ps.	—	Ps.	—	Ps.	3,490,785
Total intersegment revenues		—		—		—		—		—		—		—		1,822,620		(1,822,620)		—
Income from operations		575,297		142,702		299,812		354,056		36,921		61,299		(34,747)		1,570,204		(1,557,498)		1,448,046
Interest income		39,718		33,209		17,661		44,480		8,755		12,667		13,749		4,903		—		175,141
Interest expense		(2,529)		(2,665)		(14,338)		(26,295)		(4,603)		(4,101)		(1,865)		(13,193)		—		(69,588)
Income tax		18,050		29,031		25,492		70,588		(15,362)		(2,282)		(14,735)		18,843		—		129,625
Total assets		9,238,844		5,443,557		3,796,211		3,459,527		1,452,054		1,373,326		3,567,502		26,818,388		(27,007,715)		28,141,694
Total liabilities		151,217		61,526		250,760		649,708		80,039		91,963		175,114		167,810		(224,089)		1,404,048
Cash provided by operating activities		722,545		108,386		259,681		288,756		68,782		86,730		84,223		(5,488)		953		1,614,567
Capital expenditures in productive assets		(160,491)		(38,512)		(26,723)		(181,211)		(22,271)		(20,942)		(66,330)		(5,494)		—		(521,974)
Cash used in financing activities		(230,000)		(301,500)		(285,752)		(84,569)		(40,651)		(44,089)		(24,000)		(1,172,212)		1,169,500		(1,013,272)
Investment in productive assets		7,837,861		4,522,001		3,374,334		2,715,120		1,248,481		1,099,570		3,204,686		71,541		(69)		24,073,525
Depreciation and amortization for the year		243,528		137,012		110,079		87,252		41,114		37,003		122,022		20,241		—		798,251

Productive assets are comprised of Machinery, equipment, Improvements to leased buildings, Improvements to concession assets, Airport concessions, Rights of use of airport facilities, Other acquired rights and Other assets. Likewise, “Capital expenditures in productive assets” is equal to “Net cash used in investing activities”.

23.	Revenues

According to the General Law on Airports and its regulations, certain of the Company’s revenues are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Airport services also include access fees charged to third party providers of complementary services. Complementary services are ramps and handling services, catering, fuel supply, maintenance and repairs, and traffic and dispatch services. Airport services and complementary services are regulated services included in the maximum rate.

Commercial services include services that are not essential for the operation of an airport, such as car parking services, lease of space to retailers, restaurants and banks.

A price regulation system establishes a maximum rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2009, SCT authorized the Company’s maximum rates applicable for the period 2010-2014. The SCT annually reviews the Company’s compliance with the maximum rates. The table below represents a summary of the information the Company presents to the SCT to comply with its reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. These do not include revenues related to improvements to concession assets under INIF 17, as the Company is not required to report these revenues to the SCT.

During the periods ended December 31, 2010, 2009 and 2008, the Company charged up to 99.9%, 99.8% and 99.2%, respectively, of the maximum rate.

	2010		2009		2008
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	152,430	Ps.	138,293	Ps.	146,728
Charges for not canceling extended stay reservations		1,796		209		808
Parking on embarking/disembarking platform		111,755		97,971		100,263
Parking on extended stay or overnight platform		28,661		24,898		26,707
Passenger walkways and shuttle buses		22,539		19,676		18,222
Airport security charges		38,873		35,247		37,921
Airport real estate services to airlines:
Leasing of hangars to airlines		15,097		9,814		15,362
Leasing of shops, warehouses and stockrooms to airlines (operating)		3,063		3,565		4,204
Leasing of space and other terminal facilities to airlines within the terminal (operating)		29,180		28,924		32,659
Leasing of land and other surfaces to airlines outside the terminal (operating)		3,332		3,927		6,709
Leasing of check-in desks and other terminal space		11,705		13,184		18,653
Leasing of desks and other terminal space for ticket sale		6,987		7,286		7,736
Airport passenger services:
Domestic passenger charges		1,355,280		1,123,159		1,312,724
International passenger charges		1,099,199		966,540		965,591
Airport real estate services and rights of access to other operators		28,760		24,011		21,429
Complementary services:
Catering services		6,238		5,260		6,473
Other third-party ramp services rendered to airlines		16,295		10,600		14,548
Traffic and/or dispatch		17,833		19,305		19,340
Fuel supply or removal		6,517		2,765		2,443
Third-party airplane maintenance and repair		2,223		2,628		3,678

Total regulated revenues included in the maximum rate		2,957,763		2,537,262		2,762,198
Regulated revenues not included in the maximum rate:
Car parking charges		163,981		142,816		161,513
Recovery of cost over aeronautical services		9,509		10,394		11,577
Recovery of cost over non-aeronautical services		11,150		11,165		14,124

Total regulated revenues not included in the maximum rate		184,640		164,375		187,214

Total regulated revenues		3,142,403		2,701,637		2,949,412

	2010		2009		2008
Unregulated revenues
Commercial concessions (1):
Retail operations		66,702		60,646		64,450
Food and beverages		57,566		61,961		55,230
Duty free		53,562		43,406		44,694
VIP lounges		7,740		7,834		6,209
Financial services		11,758		10,805		8,514
Communications and networks		8,670		9,675		10,037
Car rentals		71,539		69,130		58,497
Advertising		4,218		5,268		12
Commercial leasing		31,132		32,794		40,119
Time sharing		86,337		87,952		73,282
Leasing of space to airlines and other complementary service providers (non-operating)		91,390		82,555		67,348
Revenues from sharing of commercial activities (1):
Retail operations		9,601		9,406		8,793
Food and beverages		14,014		11,001		18,121
Duty free		12,800		18,727		16,123
Financial services		—		1,279		469
Car rentals		1,375		2,510		6,302
Advertising		4,966		4,518		6,280
Time sharing		248		349		327
Access fee for ground transportation		13,243		11,801		12,148
Non-airport access fees		17,219		24,884		36,844
Services rendered to ASA		122		184		159
Various commercial-related revenues		8,982		6,817		7,256
Others		979		1,101		159

Total unregulated revenues		574,163		564,603		541,373

Total aeronautical and non-aeronautical services	Ps.	3,716,566	Ps.	3,266,240	Ps.	3,490,785

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above.

Future minimum rentals as of December 31, 2010, are as follows:

Year	Amount
2011	Ps.	452,079
2012		276,448
2013		160,502
2014		107,452
2015		51,827
Thereafter		148,023

Total	Ps.	1,196,331

Amounts include contracts denominated in both Mexican pesos and U.S. dollars. The U.S. dollar denominated future minimum rentals were translated to Mexican pesos using the exchange rate applicable on December 31, 2010, which was a rate of Ps. 12.3571 Mexican pesos per U.S.$1.00.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2010, 2009 and 2008 are disclosed under the caption “Revenues from sharing of commercial activities”.

24.	Cost of services

Cost of services for the years ended December 31, was composed of the following:

	2010		2009		2008
Employee costs	Ps.	344,814	Ps.	335,628	Ps.	363,417
Maintenance		185,426		179,406		165,604
Safety, security and insurance		114,136		110,666		110,950
Utilities		103,517		91,267		113,078
Other		215,979		152,348		199,680

	Ps.	963,872	Ps.	869,315	Ps.	952,729

25.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, were composed of the following:

	2010		2009		2008
Depreciation	Pa.	94,687	Ps.	82,455	Ps.	87,180
Amortization		785,254		746,380		711,071

	Ps.	879,941	Ps.	828,835	Ps.	798,251

26.	New accounting principles not yet in effect

As part of its efforts to converge Mexican standards with international standards, in 2010, the Mexican Board for Research and Development of Financial Information Standards (“CINIF”) issued the following NIFs, INIFs and improvements to NIFs applicable to profitable entities, which become effective for fiscal years beginning on January 1, 2011:

B-5, Financial Segment Information

B-9, Interim Financial Information

C-4, Inventories

C-5, Advance Payments and Other Assets

C-6, Property, Plant and Equipment

Improvements to Mexican Financial Reporting Standards 2011

Some of the most important changes established by these standards are as follows:

NIF B-5, Financial Segment Information - Establishes management’s approach to disclose financial information by segment as opposed to Bulletin B-5, which, while using a management’s approach, required that the information be disclosed by economic segments, geographical areas or homogeneous groups of customers. The standard does not require that the business areas be subject to different risks from one another in order to be considered an operating segment. Additionally, it permits entities in the pre-operating stage to be considered operating segments. As well, it requires the separate disclosure of interest income, interest expense and liabilities, as well as disclosure of entity-wide information such as products, services, geographical areas, and major customers and suppliers. Similar to the previous Bulletin B-5, this standard is only mandatory for public companies or entities in process of becoming public.

NIF B-9, Interim Financial Information - Unlike Bulletin B-9, this standard requires a condensed presentation of the statement of changes in stockholders’ equity and the statement of cash flows as part of the financial information at interim dates and, for comparative purposes, requires that the information presented at the close of an interim period be presented together with information at the end of the same interim period of the previous year. Additionally, with respect to the balance sheet, the standard requires presenting the closing balance sheet of the immediately preceding year.

NIF C-4, Inventories - This standard eliminates direct costing as a permitted system of valuation and the last-in first-out method as a cost method. It requires that inventory be valued at the lower of cost or market, market represented only by net realizable value. It also sets rules for valuing inventory of service providers. It clarifies that, in the case of inventory acquisitions by installments, the difference between the purchase price under normal credit terms and the amount paid be recognized as a financial cost during the financing period. The standard allows that, under certain circumstances, the estimates for impairment losses on inventories that have been recognized in prior periods be reduced or canceled against current earnings of the period where changes to estimates are made. It also requires disclosing the amount of inventories recognized in the results of the period, when cost of sales includes other elements, when part of cost of sales is included as part of discontinued operations, or when the statement of income is classified according to the nature of the expense items and no cost-of-sales line item is presented, but rather the individual elements making up cost. It requires disclosing the amount of any impairment losses on inventories recognized as cost of the period. It also requires that any change in the cost allocation method be treated as an accounting change. As well, it requires that advances to suppliers from the time when the risks and benefits of ownership are transferred to the Company, be recognized as inventories.

NIF C-5, Advance Payments and Other Assets - This standard sets as a basic feature of advance payments the fact that they do not yet transfer to the Company the risks and benefits of the ownership of goods and services to be acquired or received. Therefore, advances for the purchase of inventories or property, plant and equipment, among others, must be presented in the advance payments line item not in inventory or property, plant and equipment, respectively. It requires that advance payments be impaired when they lose their ability to generate future economic benefits. This standard requires advance payments related to the acquisition of goods to be presented in the current or noncurrent sections of the balance sheet, based on their respective classification.

NIF C-6, Property, Plant and Equipment - This standard incorporates that treatment of asset exchanges should be based on the economic substance of the transaction; it includes bases for determination of residual values, considering amounts that an entity could obtain through disposition of the asset as it if were at the end of its useful life; it eliminates the requirement to obtain an appraisal amount for assets that are acquired at no cost or insignificant amounts; it establishes the requirement to depreciate components of assets that are representative of the asset as a whole; and it establishes that when a component of an asset is not being used, an entity should discontinue depreciation unless the depreciation method reflects the manner in which the asset is being used.

Improvements to Mexican Financial Reporting Standards 2011 - The main improvements generating accounting changes that should be recognized in fiscal years starting on January 1, 2011 are as follows:

NIF B-1, Accounting Changes and Error Corrections - This improvement requires that if the entity has implemented an accounting change or corrected an error, it should present a retroactively adjusted statement of financial position at the beginning of the earliest period for which comparative financial information with that of the current period is presented. It also requires that each line item in the statement of changes in stockholders’ equity show: a) initial balances previously reported, b) the effects of the retroactive application for each of the affected items in stockholders’ equity, segregating the effects of accounting changes and corrections of errors, and c) the beginning balances retroactively adjusted.

NIF B-2, Statement of Cash Flows - This improvement eliminates the requirement to show the excess cash to be applied in financing activities, or cash to be obtained from financing activities line items and only recommends their presentation.

Bulletin C-3, Accounts Receivable - This improvement includes standards for the recognition of interest income from accounts receivable, and clarifies that it is not possible to recognize accrued interest income derived from receivables considered difficult to recover.

NIF C-10, Derivative Financial Instruments and Hedging Activities - The standard establishes specific cases when a component of a derivative financial instrument should be excluded when determining hedge effectiveness. The standard also requires that for valuation of options and currency forwards, certain components be excluded for purposes of determining effectiveness, thus resulting in recognition, presentation and pertinent disclosure in the following cases: a) valuation of derivative financial instruments such as an option or a combination of options: changes in fair value attributable to changes in the intrinsic value of the options may be separated from changes attributable to their extrinsic value and only the change attributable to the option’s intrinsic value, and not the extrinsic component, may be designated as effective hedging; and b) valuation of currency exchange forwards: separation of the change in fair value relating to the element attributable to differences between interest rates of the currencies to be exchanged from the change in fair value attributable to the component of changes in the spot prices of the currencies involved is possible, and the effect attributable to the component that was excluded from the cash flow hedge may be recognized directly in current earnings. Hedge accounting is limited when the transaction is carried out with related parties whose functional currencies are different among them. The standard requires that when the hedged position is a portion of a portfolio of financial assets or financial liabilities, the effect of the hedged risk relating to variances in the interest rate of the portion of such portfolio be presented as a supplement of the primary position, in a separate line. It also states that contribution or margin accounts received, associated with transactions for trading or hedging with derivative financial instruments, be presented as a financial liability separately from the financial instruments line item when cash or marketable securities are received and that only their fair value be disclosed if securities in deposit or qualifying financial warranties are received that will not become the property of the entity. The standard also states that a proportion of the total amount of the hedging instrument, such as a percentage of its notional amount, may be designated as hedging instrument in a hedging relationship. However, a hedging relationship cannot be designated for only a portion of the term in which the instrument intended to be used as hedge is in effect.

NIF C-13, Related Parties - This interpretation defines a close family member as a related party and considers all persons who qualify as related parties or, excludes those who, despite the family relationship, are not related parties.

Bulletin D-5, Leases - This interpretation to Bulletin D-5 removes the obligation to determine the incremental interest rate when the implicit rate is too low; consequently, it establishes that the discount rate to be used by the lessor to determine the present value should be the implicit interest rate of the lease agreement if it can be easily determined; otherwise, the incremental interest rate should be used. Both the lessor and the lessee should disclose more detailed information on their leasing operations. The Bulletin requires that the result in a sale and leaseback transaction be deferred and amortized over the term of the agreement and not in proportion to the depreciation of the leased asset. The Bulletin also establishes that the gain or loss on the sale and leaseback in an operating lease be recognized in results at the time of sale, provided that the transaction is established at fair value, noting that if the sales price is lower, the loss should be recognized immediately in current earnings, unless the loss is offset by future payments that are below the market price, in which case it should be deferred and amortized over the term of the agreement. If the selling price is higher, the excess should be deferred and amortized over the term of agreement.

At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

International Financial Reporting Standards

In January 2009, the Mexican Securities and Banking National Commission (the “CNBV”) issued an amendment to the Omnibus Issuers’ circular to incorporate a mandatory ruling that establishes that all financial statements of entities issued with the CNBV must comply with International Financial Reporting Standards beginning 2012. Earlier application is allowed.

As mentioned in Note 3.a, in August 2010, was published INIF 19, which establishes disclosure rules for companies that are either required or voluntarily decided to adopt IFRS as the regulatory basis for the presentation of financial statements.

Therefore, GAP being a registered Company in the CNBV, is obligated to report its financial statements under IFRS starting year 2012; the administration of the Company does not intend to early adopt IFRS.

At the date of these financial statements, the Company has analyzed conceptually the differences among the MFRS and the IFRS, but has not yet quantified the amount of the effects to be recognized in its consolidated financial statements upon adoption of IFRS.

27.	Differences between MFRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”)

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from U.S. GAAP.

The principal differences between MFRS and U.S. GAAP and the effects on the consolidated net income and consolidated stockholders’ equity of the Company are presented below with an explanation of the adjustments.

	For the years ended December 31,
Reconciliation of net income	2010		2009		2008
Net income according to MFRS	Ps.	1,500,160	Ps.	1,199,444	Ps.	1,540,842
U.S. GAAP adjustments
(i) Amortization of the cost of airport concessions		431,510		431,510		431,510
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(27,779)		(27,779)		(27,779)
(iii) Deferred fees for technical assistance services		(47,692)		(39,618)		60,938
(iv) Recognition of the fair value of embedded derivative instruments		(17,230)		(9,191)		72,319
(v) Start-up costs		4,010		4,010		4,010
(vi) Legal gain contingency		—		—		12,358
(ix) Cancellation of deferred statutory employee profit sharing		(1,398)		(1,160)		(3,597)
(x) Employee labor obligations		3,498		2,012		6,991
(xi) Revenues from improvements to concession assets		(657,103)		—		—
(xi) Cost of improvements to concession assets		657,103		—		—

Total U.S. GAAP adjustments before the effect of deferred income taxes		344,919		359,784		556,750
(vii) Deferred income taxes		(120,499)		(82,808)		(136,412)

Total U.S. GAAP adjustments		224,420		276,976		420,338

Net income according to U.S. GAAP	Ps.	1,724,580	Ps.	1,476,420	Ps.	1,961,180

	At December 31,
Reconciliation of stockholders’ equity	2010		2009
Stockholders’ equity according to MFRS	Ps.	26,670,905	Ps.	26,780,554
U.S. GAAP adjustments
(i) Initial cost of airport concessions (recorded to common stock under MFRS)		(20,993,434)		(20,993,434)
(i) Accumulated amortization of airport concessions		4,667,971		4,236,461
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(314,826)		(287,047)
(iv) Recognition of the fair value of embedded derivative instruments		(19,129)		(1,899)
(v) Start-up costs		(12,024)		(16,034)
(ix) Cancellation of deferred statutory employee profit sharing		(7,475)		(6,077)
(x) Employee labor obligations		(20,150)		(12,815)

Total U.S. GAAP adjustments before the effects of deferred income taxes		(16,699,067)		(17,080,845)

(vii) Deferred income taxes		4,692,452		4,811,068
Total U.S. GAAP adjustments		(12,006,615)		(12,269,777)

Stockholders’ equity according to U.S. GAAP	Ps.	14,664,290	Ps.	14,510,777

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common Stock		Additional Paid- in Capital		Retained Earnings		Accumulated Other Comprehensive Income		Treasury stock		Total Stockholders’ Equity
Balance at January 1, 2009	Ps.	3,351,045	Ps.	62,050	Ps.	10,778,419	Ps.	—	Ps.	(43,712)	Ps.	14,147,802
Comprehensive income:
Net income		—		—		1,476,420		—		—		1,476,420
Other comprehensive income - Actuarial gains on employee labor obligations (net of income tax of Ps. 721)		—		—		—		3,473		—		3,473

Total comprehensive income		—		—		1,476,420		3,473		—		1,479,893
Deferred fees for technical assistance services		—		39,618		—		—		—		39,618
Stock repurchase of 360,000 shares		—		—		—		—		(10,248)		(10,248)
Repurchased stock sold (2,080,000 shares)		—		—		(248)		—		53,960		53,712
Dividends (2.1390 pesos per basic share)		—		—		(1,200,000)		—		—		(1,200,000)

Balance at December 31, 2009		3,351,045		101,668		11,054,591		3,473		—		14,510,777
Comprehensive income:
Net income		—		—		1,724,580		—		—		1,724,580
Other comprehensive income - Actuarial losses on employee labor obligations (net of income tax of Ps. 1,883)		—		—		—		(8,950)		—		(8,950)

Total comprehensive income		—		—		1,724,580		(8,950)		—		1,715,630
Deferred fees for technical assistance services		—		47,692		—		—		—		47,692
Stock repurchase of 13,914,900 shares		—		—		—		—		(609,809)		(609,809)
Dividends (1.7825 pesos per basic share)		—		—		(1,000,000)		—		—		(1,000,000)

Balance at December 31, 2010	Ps.	3,351,045	Ps.	149,360	Ps.	11,779,171	Ps.	(5,477)	Ps.	(609,809)	Ps.	14,664,290

Condensed consolidated balance sheets and statements of income including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, were as follows:

	At December 31,
	2010		2009
Assets
Current assets:
Cash and cash equivalents	Ps.	2,120,230	Ps.	1,821,150
Financial investments held for trading purposes		233,915		279,621
Trade account receivables – net		296,146		453,856
Recoverable taxes, mainly recoverable tax on assets		142,226		260,253
Current deferred taxes		59,037		45,685
Other accounts receivable		1,739		2,251

Total current assets		2,853,293		2,862,816
Trading investments designated for expenditure, held in trust		228,577		352,436
Buildings, building improvements, machinery and equipment – net		4,482,106		3,867,722
Assets under concession – net (“Rights to use airport facilities” under MFRS)		1,787,285		1,901,188
Other acquired assets		799,180		820,288
Long-term recoverable income tax		23,022		23,022
Embedded derivatives		—		14,531
Hedging financial derivative instrument		7,138		13,647
Deferred income taxes and recoverable tax on assets		6,566,719		6,234,007
Advance payments to suppliers		113,099		9,770
Other non-current assets		49,970		25,524

Total assets	Ps.	16,910,389	Ps.	16,124,951

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term bank loans	Ps.	266,492	Ps.	193,965
Concession taxes payable		26,791		17,140
Aeropuertos Mexicanos del Pacífico, related party		64,784		50,767
Accounts payable		403,724		275,478
Embedded derivatives		155		—
Taxes payable, other than income and concession taxes payable		18,429		47,652
Income tax and business flat tax payable		123,721		27,455

Total current liabilities		904,096		612,457
Long-term bank loans		1,042,808		856,003
Employee benefits		65,366		47,971
Embedded derivatives		7,417		—
Deposits received		226,412		97,743

Total liabilities		2,246,099		1,614,174
Common stock		3,351,045		3,351,045
Additional paid-in capital		149,360		101,668
Retained earnings		11,779,171		11,054,591
Accumulated other comprehensive income		(5,477)		3,473
Treasury stock		(609,809)		—

Total stockholders’ equity		14,664,290		14,510,777

Total liabilities and stockholders’ equity	Ps.	16,910,389	Ps.	16,124,951

	For the years ended December 31,
	2010		2009		2008
Net revenues	Ps.	3,694,464	Ps.	3,231,628	Ps.	3,580,027
Cost of services		962,159		869,062		941,401
Technical assistance fees		176,076		151,339		57,288
Concession taxes		185,017		162,507		173,533
Depreciation and amortization		472,201		421,094		390,509

Total cost of services		1,795,453		1,604,002		1,562,731

Income from operations		1,899,011		1,627,626		2,017,296
Interest income (expense) and exchange gain (loss) – net		43,097		83,630		197,953
Other income (expense) – net		(1,577)		(11,111)		11,968
Income tax expense		(215,951)		(223,725)		(266,037)

Net income	Ps.	1,724,580	Ps.	1,476,420	Ps.	1,961,180

Weighted average number of common shares outstanding		554,038,110		556,266,472		556,387,312
Weighted average number of common shares and common share equivalents		558,245,610		560,473,972		560,594,812
Basic earnings per share (Mexican pesos)	Ps.	3.1127	Ps.	2.6542	Ps.	3.5248
Diluted earnings per share (Mexican pesos)	Ps.	3.0893	Ps.	2.6342	Ps.	3.4983

(i) Airport concessions

Under MFRS, the cost of the concessions to operate the airports and the related facilities was allocated to two intangible assets: “right to use airport facilities” and “airport concessions.” “Airport concessions” represents the residual value after the allocation of cost to the “rights to use airport facilities”. The cost allocated to the “rights to use airport facilities” was determined based on the MFRS inflation-adjusted cost of the related fixed assets recorded in the accounts of ASA as of October 31, 1998. The remainder was allocated to airport concessions. The total value of the concession granted was determined by reference to the sale proceeds of the equity sold to AMP in August 1999. Consideration for the concessions to operate the facilities was provided by the issuance of the common stock of the Company.

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

Because the transfer of fixed assets was made among entities under common control, for U.S. GAAP purposes, the related assets were recognized at their carrying value in the records of the Mexican Government, with remaining amortization terms as follows:

			Remaining Amortization Term (years)	Original Amortization Term (years)
Assets under concession allocated to:
Runways	Ps.	788,443	24	35
Land and buildings		2,289,740	14	25
Other infrastructure		138,596	—	10

	Ps.	3,216,779

Additional improvements and upgrades made to the fixed assets are capitalized within the line “Buildings, building improvements, machinery and equipment - net” and are amortized over their estimated useful life.

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

As described in Note 9 to the financial statements prepared under MFRS, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses. The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders. The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used. Accordingly, this annual payment is considered a tax rather than consideration paid in exchange for the Mexican Government’s contribution of the concession assets. Because taxes do not give rise to a liability until such time as they are incurred under U.S. GAAP, no additional obligation related to the contribution by the Mexican Government is recognized. No adjustment is made in the U.S. GAAP reconciliation for the concession tax; such tax is included within operating expenses, given that it is a tax assessed for the Company’s use of the concessions and is based on revenues generated by the concession.

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

Based on the fact that the 5% of AMP’s initial investment held in the trust is forfeitable, subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares by applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of Ps. 47,692, Ps. 39,618 and Ps. (60,938) for the years ended December 31, 2010, 2009 and 2008, respectively. Fair value is based on the market value of the Company’s publicly traded ADR’s. Compensation cost is included in the U.S. GAAP reconciliation under the caption deferred fees for technical assistance services.

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

Accordingly, the following adjustments are included in the reconciliation to U.S. GAAP:

•

As of December 31, 2010 and 2009, the valuation methodology followed under both MFRS and U.S. GAAP results in an embedded derivative asset, though at different values given the differences in the valuation methodology. Accordingly, such difference in the asset value is included in the reconciliation of stockholders’ equity, while the differences between related changes in the fair values of the embedded derivatives are included in the reconciliation of net income.

•

Additionally, the change in the fair value of the embedded derivatives under U.S. GAAP is classified as revenues, based on the nature of the item to which the embedded derivative instrument is related, while under MFRS, such amount is included in net comprehensive financing income.

A reconciliation of the adjustments for the recognition of the fair value of embedded derivatives is as follows:

	For the years ended December 31,
	2010		2009		2008
(Loss) gain recorded to net income under MFRS	Ps.	(4,872)	Ps.	(25,421)	Ps.	16,923
Difference in fair value of embedded derivatives		(17,230)		(9,191)		72,319

(Loss) gain recorded to net income under U.S. GAAP	Ps.	(22,102)	Ps.	(34,612)	Ps.	89,242

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

As these costs are one-time activities related to the opening of the subsidiary, they are considered to be start-up costs under U.S. GAAP, which requires them to be expensed. Accordingly, the asset and any related annual amortization are reversed within the U.S. GAAP reconciliation.

(vi) Legal gain contingency

In May 2005, the Company paid a fine to the Mexican Treasury Department for Ps. 11,445 (nominal pesos) related to its request for refund on taxes paid on dividends. Based on the advice of its legal counsel, the Company determined that such fine had no legal basis and as such, in the financial statements under MFRS, recorded the amount paid as a recoverable asset.

Under U.S. GAAP, such fine was considered a gain contingency. During 2008, the Company obtained a final ruling from the court declaring that the fine was invalid and ruled for the tax authorities to reimburse the Company. During 2008, the Company filed the appropriate documentation with the tax authorities, requesting the related refund, plus interest. As substantially all uncertainties surrounding the amount and timing of the refund were resolved prior to December 31, 2008, the Company determined that realization of the gain was assured beyond a reasonable doubt, for which reason, Ps. 12,358 was recognized as a gain in the 2008 U.S. GAAP reconciliation of net income.

On February 26, 2009, the Company recovered from the Mexican Treasury Department an amount of Ps. 20,485 comprised of Ps. 11,445 for the fine and Ps. 9,040 for interest incurred.

(vii) Deferred income taxes

Under MFRS, the Company recognizes income taxes based on NIF D-4, Income Taxes, which requires the application of a methodology similar to U.S. GAAP. The deferred tax adjustments required to reconcile net income and stockholders’ equity under MFRS to U.S. GAAP as of and for the years ended December 31, 2010, 2009 and 2008 result from the differences in accounting for the cost of airport concessions, amortization of assets under concession, recognition of the fair value of embedded derivative instruments, effects of the removal of the transition obligation for severance payments, effects of deferred PTU and the effect of start-up costs, as explained in previous paragraphs.

For U.S. GAAP purposes, there is no accounting basis for the airport concessions. However, a tax basis exists for Mexican statutory tax purposes, which results in an increase to the long-term deferred tax asset related to concessions. Additionally, because of the difference in the amortization rates of land for purposes of U.S. GAAP and MFRS, a different accounting basis exists under each set of accounting principles, thereby decreasing the long-term deferred tax asset recorded in the financial statements under MFRS. The effect was an increase to the deferred tax asset of Ps. 4,681,271 and Ps. 4,802,403 as of December 31, 2010 and 2009, respectively, and a related charge to net income of Ps. 121,132, Ps. 82,967 and Ps. 113,045 for the years ended December 31, 2010, 2009 and 2008, respectively.

Under both MFRS and U.S. GAAP, the change in the deferred tax asset resulting from the effects of accounting for inflation is recorded as a component of income tax expense, and affects the reconciliation of the statutory and effective tax rates, together with the expected changes in the income tax rate, as explained in Note 19.

Under MFRS, net deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, classification is based on the classification of the related asset or liability for financial reporting. A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31 were as follows:

	2010		2009
Reconciliation of deferred income tax asset:
Net deferred income tax asset under MFRS (including recoverable tax on assets)	Ps.	1,933,304	Ps.	1,468,624
Effect of cost of airport concessions		4,592,704		4,721,523
Effect of amortization of assets under concession (“rights to use airport facilities” under MFRS)		88,567		80,880
Effect of embedded derivatives		5,739		570
Effect of employee labor obligations		(598)		2,975
Effects of actuarial gains in other comprehensive income		1,162		(721)
Effect of non-recognition of deferred PTU		1,308		1,070
Effect of start-up costs		3,570		4,771

Total U.S. GAAP adjustments to net deferred income tax asset		4,692,452		4,811,068

Net deferred income tax asset under U.S. GAAP	Ps.	6,625,756	Ps.	6,279,692

Net deferred ISR asset under U.S. GAAP	Ps.	6,623,758	Ps.	6,274,285

Net deferred IETU asset under U.S. GAAP	Ps.	1,998	Ps.	5,407

	2010		2009
Composition of net deferred income tax asset:
ISR
Current assets (liabilities):
Trade accounts receivable	Ps.	58,991	Ps.	37,297
Embedded derivative instruments		46		—
Employee benefits		—		5,530

Total current assets – net		59,037		42,827

Non-current assets (liabilities):
Airport concessions and assets under concession (“rights to use airport facilities” under MFRS)		5,981,094		5,720,372
Hedging derivative financial instrument		2,370		295
Embedded derivative instruments		2,225		(4,359)
Buildings, building improvements, machinery and equipment		156,390		105,302
Tax loss carryforwards		197,009		232,132
Recoverable tax on assets		634,879		646,316
Other assets		3,570		4,771
Employee benefits		—		153
Interest cost capitalized		(15,744)		(11,688)
Valuation allowance for recoverable tax on assets paid		(238,561)		(250,076)
Valuation allowance for tax loss carryforwards		(158,511)		(211,760)

Total non-current assets – net		6,564,721		6,231,458

Total net ISR asset under U.S. GAAP	Ps.	6,623,758	Ps.	6,274,285

IETU
Current assets:
Employee benefits	Ps.	—	Ps.	2,858

Non-current assets (liabilities):
Buildings, building improvements, machinery and equipment		(1,901)		(3,522)
Trade account receivables and account payables – net		(7,457)		(2,234)
Employee benefits		11,356		8,305

Total non-current assets – net		1,998		2,549

Total net IETU asset under U.S. GAAP	Ps.	1,998	Ps.	5,407

A reconciliation of the Mexican statutory tax rate to the Company’s effective tax rate under U.S. GAAP is as follows:

	For the years ended December 31,
	2010	2009	2008
Statutory rate	30%	28%	28%
Effect of tax rate change	—	(2%)	—
Effects of inflation	(27%)	(16%)	(21%)
Effect of cancellation of recoverable income taxes	5%	—	1%
Change in valuation allowance	3%	3%	4%

Effective rate	11%	13%	12%

(viii) Accounting for uncertainty in income taxes

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

In order to determine the effects of uncertain tax positions on its consolidated financial information, the Company performs an exhaustive analysis over all open tax years that remain subject to examination by the Mexican tax authorities (as of December 31, 2010, open years are 2002 through 2010) in order to identify any uncertain tax position in any open tax year that could result in an unrecognized tax benefit. The following table summarizes the Company’s unrecognized tax benefits for 2010:

	Unrecognized tax benefits resulting in recognition of a liability		Other unrecognized tax benefits		Total unrecognized
	2003		2002		tax benefits
Balance, January 1, 2008	Ps.	1,863	Ps.	98,375	Ps.	100,238
Increases in prior year positions		171		99,901		100,072
Decreases in prior year positions		—		(48,041)		(48,041)

Balance, December 31, 2008		2,034		150,235		152,269
Increases in prior year positions		300		21,070		21,370
Decreases in prior year positions		—		—		—

Balance, December 31, 2009		2,334		171,305		173,639
Increases in prior year positions		260		—		260
Decreases in prior year positions		—		(15,535)		(15,535)

Balance, December 31, 2010	Ps.	2,594	Ps.	155,770	Ps.	158,364

The unrecognized tax benefits resulting in recognition of a liability is comprised of the fees paid to ASA for services provided to the Company from 1999 to 2003, that were deducted by the Company in 2003, as discussed in Note 21.d. Given that unfavorable sentences were received in the cases of the Aguascalientes and Morelia airports, the Company was not able to substantiate technical merits for the deductibility taken in its previous return and thus recognized a liability. During 2010, the liability was increased for additional penalties and interest accrued during 2010 and 2009 of Ps. 260 and Ps. 300, respectively.

Other unrecognized tax benefits arise from the tax positions taken by the Company with respect to the following:

(i)	Income taxes paid on dividends during 2002 for Ps. 93,915 for which the Company requested a refund from the Mexican tax authorities, was recognized in its financial statements as a recoverable tax asset. From 2002 through 2007, the Company was engaged in legal proceedings in which it received both favorable and unfavorable outcomes at its different airports and adjusted the recoverable tax asset accordingly. As of December 31, 2007, the Company wrote-off the remaining balance of the recoverable tax asset Ps. 52,824 as it considered that it was not more likely than not that such benefit would be recovered, though it continued to legally pursue the benefit at certain of its airports. Accordingly, such amount was considered an unrecognized tax benefit under U.S. GAAP. During 2008, Ps. 48,041 of such unrecognized benefit was removed, given that the Company received an unfavorable resolution in the ultimate instance at one of its airports. During 2010 the remaining balance of Ps. 4,783 was removed, as the Company considered that it was not more likely than not that such benefit would be recovered, thus there is no remaining balance for income taxes paid on dividends.

(ii)	The Company has also been engaged in legal proceedings with respect to the base over which tax on assets was calculated (see Note 19.b and 19.f for further detail). In prior years, the Company paid asset tax under a certain methodology. However, the Company believes that such asset tax could have been calculated under a different methodology, thereby resulting in lower asset tax payments in prior years. Amounts paid which the Company believes they can use against future income taxes payable have been included within deferred income taxes. Amounts paid over and above are being requested as a refund from the Mexican tax authorities. However, they have not been recognized as an asset, given that the Company does not believe it is more likely than not that they will be recovered, for which reason they are considered unrecognized tax benefits under U.S. GAAP. As of December 31, 2008, a potential for Ps. 145,452 was available to be recovered in cash related to Guadalajara, Guanajuato, Puerto Vallarta, Los Cabos, Tijuana and Mexicali airports. During 2009, the Company increased the amount related to this unrecognized benefit by Ps. 21,070. During 2010, however, the Company determined that it was more likely than not that Ps. 10,752 of the benefits would be recognized, based on future projections. Accordingly, an asset was recognized for this amount under MFRS in 2010. At December 31, 2010 and 2009, the unrecognized benefit is Ps. 155,770 and Ps. 171,305, respectively.

The total amount of unrecognized tax benefits of Ps. 158,364 would affect the Company’s effective tax rate, if recognized.

The Company’s policy is to recognize interest and penalties within operating expense. In 2010, the Company recognized approximately Ps. 5,756 and Ps. 2,800 of interest and penalties, respectively, and in 2009, the Company recognized Ps. 3,140 and Ps. 2,519 of interest and penalties, respectively. Those amounts of interest and penalties related to unrecognized benefits resulting in a liability have increased the related liability.

(ix) Cancellation of deferred statutory employee profit sharing

Under MFRS, beginning in January 2008, the Company adopted revised NIF D-3, which requires the recognition of a deferred PTU asset or liability, based on the asset and liability method established in NIF D-4; through 2007, deferred PTU was recognized based on temporary differences between the accounting result and taxable income for PTU purposes. In accordance with NIF D-3, as of January 1, 2008, the Company recognized the cumulative initial effect adopting NIF D-3, which resulted in a deferred PTU asset of Ps. 1,320 (Ps. 951 net of tax) within retained earnings. As of December 31, 2010 and 2009, the deferred PTU asset increased to Ps. 7,475 and Ps. 6,077, with the increase recognized through 2010 and 2009 earnings.

U.S. GAAP prohibits the recognition of a deferred PTU asset, resulting in an adjustment to net income under U.S. GAAP of Ps. 1,398, Ps. 1,160 and Ps. 3,597 against results of 2010, 2009 and 2008, respectively, as well as removal of the asset in the reconciliation of stockholders’ equity.

(x) Employee labor obligations

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

Additionally, during 2008, the Company adopted revised NIF D-3, Employee Benefits, of MFRS, which, among other things, requires companies to remove any additional liability previously recognized as well as accelerates amortization of certain unrecognized items. Removal of the additional liability resulted in the derecognition of the intangible asset mentioned above, decreasing the value of the liability for severance payments recognized for purposes of MFRS. Additionally, under MFRS, the Company has not included unrecognized actuarial gains within the labor obligation liability, as permitted by MFRS. U.S. GAAP requires entities to fully recognize the under- or overfunded status of the liability, with an offsetting adjustment to other comprehensive income. Accordingly, the adjustment to the U.S. GAAP reconciliation for 2010 and 2009 represents the amount necessary to record the fully underfunded status of the projected benefit obligation.

In addition, U.S. GAAP requires certain disclosures, as follows:

	Employee Benefits
	2010		2009
Change in benefit obligation:
Benefit obligation at beginning of year	Ps.	43,635	Ps.	40,247
Service cost		4,016		3,918
Interest cost		3,377		3,176
Actuarial loss (gain)		12,328		(1,027)
Benefits paid		(3,022)		(2,679)

Benefit obligation at end of year	Ps.	60,334	Ps.	43,635

Accumulated benefit obligations	Ps.	65,366	Ps.	47,971

Net periodic benefit cost under U.S. GAAP is composed of the following:

	2010		2009		2008
Service cost of the year	Ps.	4,016	Ps.	3,918	Ps.	19,361
Financial cost of the year		3,377		3,176		2,968
Actuarial loss (gain)		5,495		2,830		(2,145)
Past service cost		3,198		10		(232)

	Ps.	16,086	Ps.	9,934	Ps.	19,952

The following benefit payments, which reflect expected future service, are expected to be paid:

	Seniority Premium Benefits
2011	Ps.	301
2012		328
2013		357
2014		388
2015		423
2016 - 2020		2,114

(xi) Revenues and cost of improvements to concession assets

As discussed in Note 3.a, the Company is required to recognize revenues with respect to additions and improvements to concession assets, in conformity with INIF 17.

Under U.S. GAAP, there is no value for the concession given that it was a transfer of assets between related parties at the time the concession was granted. Accordingly, although additions and improvements to the concession are capitalized within concession assets, U.S. GAAP does not require the recognition of construction revenues and costs with respect to these additions and improvements. Therefore, these effects are eliminated within the U.S. GAAP reconciliation of net income.

Additionally, the improvement to concession assets caption within the MFRS financial statements includes Ps. 113,099 and Ps. 9,770 of advance payments to suppliers at December 31, 2010 and 2009, respectively, which is reported as a separate long-term asset under U.S. GAAP.

(xii) Trading investments designated for expenditure, held in trust

As discussed in Notes 3.a and 4, during 2010, the Company adopted NIF C-1, which resulted in the classification of cash and cash equivalents held in trust and designated for certain expenditures as current assets, given that the restriction itself is not of a long-term nature and the funds can be accessed and paid to Rapiscan at any time.

U.S. GAAP, however, contemplates exclusion from current assets of any cash or claims to cash that are designated for expenditure in the acquisition or construction of noncurrent assets. Accordingly, Ps. 228,577 and Ps. 352,436 of cash equivalents at December 31, 2010 and 2009, respectively, are classified as long-term assets under U.S. GAAP.

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

Financial instruments measured at fair value on a recurring basis in the consolidated balance sheets using the fair value hierarchy are described below:

	2010
	Observable inputs other than quoted market prices (Level 2)		Internally developed models with significant unobservable market information (Level 3)		Total carrying value in the consolidated balance sheet
Financial investments held for trading purposes	Ps.	233,915	Ps.	—	Ps.	233,915
Hedging derivative financial instrument		7,138		—		7,138

Total assets at fair value	Ps.	241,053	Ps.	—	Ps.	241,053

Liabilities at fair value – Embedded derivatives	Ps.	—	Ps.	(7,571)	Ps.	(7,571)

			2009
	Observable inputs other than quoted market prices (Level 2)		Internally developed models with significant unobservable market information (Level 3)		Total carrying value in the consolidated balance sheet
Financial investments held for trading purposes	Ps.	279,621	Ps.	—	Ps.	279,621
Embedded derivatives		—		14,531		14,531
Hedging derivative financial instrument		13,647		—		13,647

Total assets at fair value	Ps.	293,268	Ps.	14,531	Ps.	307,799

The Company does not have any financial investments that are valued under Level 1. In order to value its financial investments held for trading purposes, the Company uses observable market data for similar instruments. Such investments are classified within level 2 of the fair value hierarchy, valued based on the net present value of the discounted cash flows expected from the asset, using an expected interest rate of 5.373%.

As mentioned in Note 12, during 2009, the Company acquired a hedging derivative instrument with Banamex to establish a ceiling on the interest rate for its variable rate debt mentioned in Note 14. In order to value the hedge, the Company uses observable market data for similar instruments. Such instruments are classified within level 2 of the fair value hierarchy, valued considering third party valuations which utilize pricing components such as interest rates, forward rates and options volatilities.

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

	Fair Value Measurements Using Significant Unobservable Inputs
Beginning balance of embedded derivative liability, January 1, 2009	Ps.	49,144
Total loss included in 2009 earnings (revenue caption)		(34,613)

Ending balance of embedded derivative asset, December 31, 2009		14,531
Total loss included in 2010 earnings (revenue caption)		(22,102)

Ending balance of embedded derivative liability, December 31, 2010	Ps.	(7,571)

Additionally, fair value is used on a non-recurring basis to evaluate impairment of long-lived tangible and intangible assets. No impairments of such assets were recognized in 2010 or 2009.

Finally, U.S. GAAP requires disclosures of the fair value of financial assets and liabilities for which fair value is not recognized in the consolidated balance sheets. The following table provides information on the carrying value and estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, as of December 31:

	2010				2009
	Carrying Value		Fair Value		Carrying Value		Fair Value
Financial assets:
Instruments with carrying value that approximates fair value	Ps.	2,787,179	Ps.	2,787,179	Ps.	2,887,695	Ps.	2,887,695
Financial liabilities:
Instruments with carrying value that approximates fair value	Ps.	495,299	Ps.	495,299	Ps.	473,647	Ps.	473,647
Fixed rate bank loan (including accrued interest)		740,453		707,200		916,030		866,744

Instruments with carrying values that approximate fair value are comprised of the Company’s cash and cash equivalents, accounts receivable, recoverable taxes, trading investments designated for expenditure held in trust, accounts payable, variable interest rate debt and other current liabilities. The carrying value of these assets and liabilities approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate.

Additionally, as mentioned in Note 14, the Company signed an unsecured credit agreement during 2007. Such credit agreement contains a fixed interest rate. If the Company were to transfer the liability in the current economic environment, it would incur interest at a rate 250 basis points greater in 2010, than that contained in the loan agreement, which would result in a fair value of such debt of approximately Ps. 707,200 and Ps. 866,744, in 2010 and 2009, respectively. This long-term loan is classified within level 2 of the fair value hierarchy, and its fair value above was calculated using a discounted cash flow analysis with an interest rate of 11.02%.

(b) Earnings per share according to U.S. GAAP: In accordance with U.S. GAAP, basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the forfeitable five percent of AMP’s shares held in the trust.

During 2010, 2009 and 2008, 13,914,900 shares, 360,000 shares and 1,720,000 shares, respectively, were repurchased at market value and recognized using the cost method as treasury stock, affecting the calculation of weighted average number of common shares outstanding (see Note 15.d, 15.e and 15.i).

Diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 include 4,207,500 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under U.S. GAAP, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2010		2009		2008
Numerator
Net income under U.S. GAAP	Ps.	1,724,580	Ps.	1,476,420	Ps.	1,961,180

Denominator (share amounts)
Weighted average number of common shares outstanding		554,038,110		556,266,472		556,387,312
Dilutive effects of forfeitable shares		4,207,500		4,207,500		4,207,500

Total potential dilutive shares		558,245,610		560,473,972		560,594,812

Basic earnings per share (Mexican pesos)	Ps.	3.1127	Ps.	2.6542	Ps.	3.5248

Diluted earnings per share (Mexican pesos)	Ps.	3.0893	Ps.	2.6342	Ps.	3.4983

(c) Supplemental cash flow information: Under MFRS, for 2010, 2009 and 2008, the Company presents a consolidated statement of cash flows in accordance with NIF B-2, Statement of Cash Flows, which presents only cash movements.

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

Presented below are consolidated statements of cash flows of the Company in accordance with U.S. GAAP for the years ended December 31:

	2010		2009		2008
Operating activities:
Net income under U.S. GAAP	Ps.	1,724,580	Ps.	1,476,420	Ps.	1,961,180
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		472,201		421,094		390,509
Loss on sale of fixed assets		616		6,859		4,480
Provision for labor obligations		6,560		8,025		4,225
Deferred fees for technical assistance services		47,692		39,618		(60,938)
Hedging derivative financial instrument		6,509		1,020		—
Embedded derivatives		22,102		34,612		(89,243)
Inflationary effects on recoverable tax on assets		(16,798)		(6,285)		(14,641)
Short-term marketable securities		45,706		(4,384)		(35,870)
Deferred income taxes		(350,277)		(146,704)		(181,864)
Long-term account receivable reserve		(108)		4,123		—
Changes in operating assets and liabilities:
Trade accounts receivable		157,710		118,202		(101,748)
Recoverable income taxes - current and other current assets		106,473		107,435		(153,754)
Recoverable tax on assets		34,961		42,313		111,847
Long-term recoverable income taxes		—		—		(23,022)
Concession taxes payable		9,651		(8,645)		606
Accounts payable and other		2,194		23,053		(204,401)
Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party		14,017		(11,277)		(8,531)
Income tax and asset tax payable		67,043		(1,418)		(33,669)
Deposits received		128,669		57,831		5,299

Net cash provided by operating activities		2,479,501		2,161,892		1,570,465
Cash flows used in investing activities:
Buildings improvements, machinery and equipment		(923,298)		(572,210)		(549,809)
Investments in trust designated for expenditure		123,859		(352,436)		—
Other assets		(30,505)		(865)		2,948

Net cash used in investing activities		(829,944)		(925,511)		(546,861)
Cash flows used in financing activities:
Proceeds from bank loans		507,692		413,754		344,000
Payments on bank loans		(248,360)		(163,786)		(122,571)
Stock repurchases		(609,809)		(10,248)		(44,227)
Stock repurchased sold		—		53,712		—
Hedging derivative financial instrument		—		(14,667)		—
Dividend payments		(1,000,000)		(1,200,000)		(1,121,485)

		(1,350,477)		(921,235)		(944,283)

	2010		2009		2008
Increase in cash and cash equivalents		299,080		315,146		79,321
Cash and cash equivalents at beginning of year		1,821,150		1,506,004		1,426,683

Cash and cash equivalents at end of year	Ps.	2,120,230	Ps.	1,821,150	Ps.	1,506,004

Supplemental cash disclosures:
Cash paid for income tax and asset tax	Ps.	469,963	Ps.	372,292	Ps.	476,490
Interest paid, net of amounts capitalized		97,669		50,486		44,102

Supplemental non-cash investing activity:
Investment in building improvements, machinery and equipment on account	Ps.	227,373	Ps.	101,296	Ps.	223,530

(d) Valuation and qualifying accounts:

Description	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at end of year
Allowance for doubtful accounts
2010	Ps.	135,613	Ps.	92,529	Ps.	10,442	Ps.	217,700
2009		112,618		35,335		12,340		135,613
2008		50,366		62,993		741		112,618

(e) Recently adopted accounting standards (U.S. GAAP)

On January 21, 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires new and revised disclosures for recurring or non-recurring fair value measurements, specifically related to significant transfers into and out of Levels 1 and 2, and for purchases, sales, issuances, and settlements in the rollforward of activity for Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures related to the level of disaggregation and the inputs and valuation techniques used for fair value measurements. The new disclosures and clarifications of existing disclosures about fair value measurements were adopted by the Company on January 1, 2010, and did not have an impact on the accompanying consolidated financial statements. The guidance regarding disclosures about activity in Level 3 fair value measurements, will be effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the effects of adopting this guidance.

In 2010, the Company adopted ASU 2010-09, Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements. This ASU removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.

28.	Subsequent events

a.	In relation to Note 21.f, the Mexicali and Aguascalientes airports appealed the unfavorable sentences received during 2010 on January 12 and January 17, 2011, respectively.

b.	In connection with Note 19.f, on March 11, 2011, the Tijuana airport received a refund of the asset tax paid for Ps. 9,992 (including interest).

c.	In relation to Note 21.a, on April 1, 2011, the Mexicali airport received a partial refund of the amount encumbered by municipal authorities for Ps. 6,002 (including interest). The Company will continue to request the amount remaining pending refund from the authorities.

d.	On April 19, 2011, in relation to Note 19.a, the Guadalajara airport received a refund of ISR paid on dividends for Ps. 41,526 (including interest).

e.	The Company and Grupo México, S.A.B. de C.V. have formed a consortium to participate in the bid for the Riviera Maya Airport project. On April 25, 2011, the Company filed its proposal to participate in this bidding process. On May 20, 2011, the Ministry of Communications and Transportation notified the Company that all proposals for this concession were found deficient and voided, including the Company’s bid. Therefore, the bidding process was declared deserted or void.

f.	On April 25, 2011, the Company received a formal notification from the CNBV in which it states that, in its opinion, the Company allegedly committed violations of the Mexican Securities Law in relation to, among other things, the scope of the disclosures made related to the shareholders’ dispute and related events and communications that took place during 2010. On June 3, 2011, the Company exercised its right to appeal the determination made by the CNBV and presented evidence to contest this determination in a formal hearing as allowed by the Mexican Securities Law. If the Company is not successful in its appeal to the CNBV or in any subsequent legal actions it may take, the maximum amount of the fine that could be levied against it for all alleged violations is approximately Ps. 31,106.

g.	In an Ordinary Stockholders’ Meeting held on April 27, 2011, the stockholders approved a dividend payment of Ps. 1,040,000, or Ps. 1.9231 per common share. The first dividend payment of Ps. 780,000 was made on May 31, 2011. The second dividend payment of Ps. 260,000 will be made on or before November 30, 2011. Additionally, on the same date, the stockholders approved a third stock repurchase program to repurchase up to a maximum amount of Ps. 473,500, to be executed as the Company’s management determines it is convenient or necessary, in accordance with the Mexican Securities Law.

h.	On May 26, 2011, the Company obtained an additional unsecured simple credit with HSBC for an amount of Ps. 1,023,980, for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance capital investments previously committed pursuant to its Master Development Programs at these airports for the years 2011 and 2012. The loans bear interest at the 28-day TIIE rate plus 165 basis points, requiring quarterly payments of principal and interest for a period of seven years. The amount of the credit will be disbursed on different dates, for Ps. 659,507 during 2011 and Ps. 364,473 during 2012.

i.	On June 6, 2011, the Company obtained an additional unsecured simple credit with Banamex for an amount of Ps. 551,372, for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance capital investments previously committed pursuant to its Master Development Programs at these airports for the years 2011 and 2012. The loans bear interest at the 91-day TIIE rate plus 135 basis points for amounts disbursed in 2011 and at the 91-day TIIE rate plus 143 basis points for amounts disbursed in 2012. The loans will require quarterly payments of principal and interest for a period of seven years. The amount of the credit will be disbursed on different dates, for Ps. 355,119 during 2011 and Ps. 196,253 during 2012.

j.	In June 2011, a shareholder who represents 0.0002% of the capital stock of the Company has filed a lawsuit before the eleventh district judge in order to declare null the Company’s participation agreement and its annexes. The participation agreement and its annexes were signed in 1999, in connection with the privatization of the Company, by the Mexican government via the Ministry of Transportation and Communications, Nacional Financiera S.N.C. (“NAFIN”), a Mexican government-owned entity, Banco Nacional de Comercio Exterior, S.N.C. (National Exterior Commerce Bank or “BANCOMEXT”), ASA, GAP and its subsidiaries and AMP (the Company´s strategic partner). At this time, the Company is not able to determine what impact this lawsuit has or could have on GAP.

29.	Financial statements issuance authorization

On June 9, 2011, the issuance of the consolidated financial statements was authorized by Fernando Bosque Mohíno, Chief Executive Officer and Rodrigo Guzmán Perera, Chief Financial Officer. These consolidated financial statements were approved at the ordinary general stockholders’ meeting, on April 27, 2011, subsequent to which Note 28 was updated.

* * * * * *