Form 20-F
period 2011-12-31
Pacific Airport Group
filed 2012-03-30
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

SELECTED FINANCIAL DATA

The following tables present a summary of our consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS (individually referred to as NIFs for their initials in Spanish), which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total shareholders’ equity is also provided in the following tables. Note 29 to our audited consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to our business.

Through December 31, 2007, MFRS Bulletin B-10, Comprehensive Effects of Inflation on Financial Information, provided for recognition of certain effects of inflation on non-monetary assets and non-monetary liabilities as well as the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Beginning on January 1, 2008, NIF B-10, Effects of Inflation, became effective and provides that if the cumulative inflation in Mexico measured by the Mexican Consumer Price Index (Índice Nacional de Precios al Consumidor, or “NCPI”) in the most recent three-year period is below 26%, we are required to cease recognizing the effects of inflation in our financial statements. Because the NCPI in each of the three-year periods ended December 31, 2009, December 31, 2010 and December 31, 2011 was below 26%, we have not recognized the effects of inflation in our financial statements since January 1, 2008.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this annual report on Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. We publish our audited consolidated financial statements in Mexican pesos.

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.9510 to U.S.$ 1.00, the noon buying rate for pesos on December 30, 2011, as published by the U.S. Federal Reserve Board. On March 20, 2012 the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps. 12.70 to U.S.$ 1.00.

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

On January 1, 2010, we adopted Interpretation to Financial Reporting Standards 17, or INIF 17, Service Concession Contracts. INIF 17 was issued by Consejo Mexicano de Normas de Información Financiera, A.C. (Mexican Board of Financial Reporting Standards, or “CINIF”). INIF 17 arose from the need to provide clarification on the accounting treatment to be followed for service concession contracts for services that are considered public in nature.

INIF 17 requires that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues earned from a concession operators’ performance of both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. Although the adoption of INIF 17 did not change the accounting treatment of the concession assets and related additions and improvements in our consolidated balance sheet, it did result in the recognition of construction revenues and costs with respect to the additions and upgrades undertaken at our airports. Under our concession agreements, through the Master Development Programs agreed with the Mexican government every five years, we are committed to carry out various improvements, upgrades and additions to each of our airports on an annual basis. In exchange for investing in those additions and upgrades, the Mexican government grants us the right to obtain benefits for services provided using those assets. This represents an exchange of dissimilar goods or services whereby we receive an intangible asset for the construction services we provide, rather than an actual cash exchange. Exchanges of dissimilar services are considered transactions that generate revenues and thus should be measured at the fair value of the goods or services received, or those given up, if the former cannot be measured reliably. Through a bidding process, we hire third parties for the construction of the additions and upgrades. Accordingly, we recognize the revenues for these construction services as the amounts paid to those third parties, considering those amounts to be representative of the fair value of the services, given the unreliability of estimating the goods or services received in exchange. As a result of the foregoing analysis, in 2010 and 2011 we recognized revenues from improvements to concession assets and an equal amount of costs of improvements to concession assets.

Although these revenues do not equate to actual cash inflows, financial reporting standards require their recognition, as revenue generation is inherent in an exchange of dissimilar services, similar to barter transactions.

In reviewing this annual report, you should take into account the fact that certain margin and ratio calculations that utilize “Total revenues” or “Total operating costs” will reflect the adoption of INIF 17 since January 1, 2010, while previous periods will not reflect INIF 17 as the interpretation was applied prospectively. Consequently changes in total revenues, total operating costs, EBITDA margin, operating margin, total revenues per terminal passenger and other ratios included in this annual report, as well as other ratios potentially useful to investors, may not be comparable between periods. In those instances we have included a parenthetical notation with comparable amounts or measures. Nominal results for amounts used in calculating certain margins, such as operating income, are not affected by the adoption of INIF 17 and are comparable.

Furthermore, in several sections of this annual report we take into account only revenues that resulted in actual cash inflows (which we categorize as aeronautical and non-aeronautical revenues, or the sum of the two) for ratios or comparative calculations. Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues generated from improvements to concession assets under INIF 17 are not dependent upon passenger traffic, but rather stem from the level of capital expenditures carried out at each airport. Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues stem from the key drivers of our business, passenger traffic and our maximum tariffs. The use of aeronautical and non-aeronautical revenues is more common in our industry as they represent the revenues generated from our core operations, that being services provided to passengers, airlines and other third parties based on passenger traffic at our airports. We indicate each instance in which we use only aeronautical and non-aeronautical revenues by indicating the category of revenues used.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data for the periods indicated.

	Year ended December 31,
	2007		2008		2009		2010		2011		2011
	(thousands of pesos) (1)										(thousands of dollars) (2)
Income statement data:
MFRS:
Revenues:
Aeronautical services(3)	Ps.	2,812,869	Ps.	2,762,198	Ps.	2,537,262	Ps.	2,957,763	Ps.	3,077,927	U.S.$	220,624
Non-aeronautical services(4)		664,455		728,587		728,978		758,803		824,580		59,105
		3,477,324		3,490,785		3,266,240		3,716,566		3,902,507		279,729
Improvements to concession assets(5)		—		—		—		657,103		1,036,227		74,276
Total revenues		3,477,324		3,490,785		3,266,240		4,373,669		4,938,734		354,005
Operating costs:
Costs of services:
Employee costs		351,699		363,417		335,628		344,814		367,326		26,330
Maintenance		142,361		165,604		179,406		185,426		179,455		12,863
Safety, security & insurance		106,251		110,950		110,666		114,136		131,168		9,402
Utilities		90,307		113,078		91,267		103,517		122,095		8,752
Other		148,501		199,680		152,348		215,979		184,834		13,249
Total costs of services		839,119		952,729		869,315		963,872		984,878		70,596
Technical assistance fees(6)		125,857		118,226		111,721		128,384		136,191		9,762
Concession taxes(7)		172,846		173,533		162,507		185,017		193,802		13,892
Depreciation and amortization:
Depreciation(8)		81,299		87,180		82,455		94,687		127,741		9,156
Amortization(9)		672,798		711,071		746,380		785,254		816,353		58,516
Total depreciation and amortization		754,097		798,251		828,835		879,941		944,094		67,672
		1,891,919		2,042,739		1,972,378		2,157,214		2,258,965		161,922
Cost of improvements to concession assets(5)		—		—		—		657,103		1,036,227		74,276
Total operating costs		1,891,919		2,042,739		1,972,378		2,814,317		3,295,192		236,198
Income from operations		1,585,405		1,448,046		1,293,862		1,559,352		1,643,542		117,807
Net comprehensive financing income		97,343		214,878		58,209		38,225		63,664		4,563
Other (expense) income		(2,352)		7,543		(11,710)		(1,965)		(9,346)		(670)
Income before income taxes		1,680,396		1,670,467		1,340,361		1,595,612		1,697,860		121,700
Income tax expense		277,577		129,625		140,917		95,452		213,419		15,298
Consolidated net income		1,402,819		1,540,842		1,199,444		1,500,160		1,484,441		106,402
Basic and diluted earnings per share(10)	Ps.	2.5000	Ps.	2.7486	Ps.	2.1400	Ps.	2.6872	Ps.	2.7604	U.S.$	0.1979

	Year ended December 31,
	2007		2008		2009		2010		2011		2011
	(thousands of pesos) (1)										(thousands of dollars) (2)
Basic and diluted earnings per ADS(10)	Ps.	25.0000	Ps.	27.4860	Ps.	21.4005	Ps.	26.8720	Ps.	27.6040	U.S.$	1.9786
Dividends per share(11)	Ps.	2.0884	Ps.	2.0000	Ps.	2.1390	Ps.	1.7825	Ps.	1.9231	U.S.$	0.1378
Dividends per ADS(11)	Ps.	20.8840	Ps.	20.0000	Ps.	21.3904	Ps.	17.8250	Ps.	19.2310	U.S.$	1.3785

U.S. GAAP:
Revenues	Ps.	3,486,430	Ps.	3,580,027	Ps.	3,231,628	Ps.	3,694,464	Ps.	3,917,527	U.S.$	280,806
Income from operations		1,975,322		2,017,296		1,627,626		1,899,011		2,083,149		149,319
Consolidated net income		1,756,760		1,961,180		1,476,420		1,724,580		1,800,958		129,092
Basic earnings per share(10)		3.1551		3.5248		2.6542		3.1127		3.3754		0.2419
Diluted earnings per share(12)		3.1315		3.4984		2.6342		3.0893		3.3490		0.2401
Basic earnings per ADS(10)		31.5510		35.2480		26.5416		31.1270		33.7544		2.4195
Diluted earnings per ADS(12)		31.3150		34.9840		26.3423		30.8930		33.4903		2.4006

Other operating data:
Total terminal passengers (thousands of passengers)(13)		23,565		22,252		19,286		20,223		20,208		20,208
Total air traffic movements (thousands of movements)		509		465		405		412		395		395
Total revenues per terminal passenger(14)	Ps.	148	Ps.	157	Ps.	169	Ps.	216	Ps.	244	U.S.$	18

Balance sheet data:
MFRS:
Cash and cash equivalents	Ps.	1,426,683	Ps.	1,506,004	Ps.	2,173,586	Ps.	2,348,807	Ps.	2,115,508	U.S.$	151,638
Total current assets		2,313,484		2,730,299		3,169,676		3,023,099		2,866,039		205,436
Airport concessions, net		17,619,994		17,188,483		16,756,973		16,325,463		15,893,953		1,139,270
Rights to use airport facilities, net		2,383,582		2,283,598		2,188,235		2,102,111		2,015,986		144,505
Total assets		27,526,277		28,141,694		28,381,915		28,889,282		29,391,845		2,106,791
Current liabilities		600,352		673,872		612,457		903,941		1,062,027		76,126
Total liabilities		1,164,712		1,404,048		1,601,361		2,218,377		3,049,109		218,558
Total shareholders’ equity(15)		26,361,565		26,737,646		26,780,554		26,670,905		26,342,736		1,888,233

U.S. GAAP:
Cash and cash equivalents		1,426,683		1,506,004		1,821,150		2,120,230		1,990,010		142,643
Total current assets		2,342,739		2,768,115		2,862,816		2,853,293		2,801,821		200,833
Assets under concession (“Rights to use airport facilities” under MFRS)		2,152,093		2,024,330		1,901,188		1,787,285		1,673,381		119,947
Total assets		14,622,023		15,570,870		16,124,951		16,910,389		17,701,506		1,268,834
Current liabilities		598,267		673,872		612,457		904,096		1,062,027		76,126
Total liabilities		1,208,751		1,423,068		1,614,174		2,246,099		3,067,283		219,861
Total shareholders’ equity(15)		13,413,272		14,147,802		14,510,777		14,664,290		14,634,223		1,048,973

Other data:
MFRS: (16)
Net resources provided by operating activities	Ps.	2,020,236		N/A		N/A		N/A		N/A		N/A
Net resources used in financing activities		(593,045)		N/A		N/A		N/A		N/A		N/A
Net resources used in investing activities		(931,617)		N/A		N/A		N/A		N/A		N/A
Net cash provided by operating activities		N/A	Ps.	1,614,567	Ps.	2,212,375	Ps.	2,577,170	Ps.	2,290,320	U.S.$	164,169
Net cash used in investing activities		N/A		(521,974)		(542,114)		(935,513)		(1,287,072)		(92,257)
Net cash used in financing activities		N/A		(1,013,272)		(1,002,679)		(1,466,436)		(1,217,045)		(87,237)
Increase in cash and cash equivalents		495,574		79,321		667,582		175,221		(213,797)		(15,325)
U.S. GAAP:(17)
Net cash provided by operating activities		1,938,034		1,570,465		2,161,892		2,479,501		2,237,338		160,371
Net cash used in investing activities		(807,504)		(546,861)		(925,511)		(829,944)		(1,269,266)		(90,980)

	Year ended December 31,
	2007	2008	2009	2010	2011	2011
	(thousands of pesos) (1)					(thousands of dollars) (2)
Net cash used in financing activities	(593,045)	(944,283)	(921,235)	(1,350,477)	(1,098,292)	(78,725)
Effect of inflation accounting	(41,911)	N/A	N/A	N/A	N/A	N/A
Increase (decrease) in cash and cash equivalents	495,574	79,321	315,146	299,080	(130,220)	(9,334)

(1)	All peso amounts for December 31, 2007 are expressed in constant pesos with purchasing power as of December 31, 2007. Beginning January 1, 2008, balances and transactions of each year are denominated in pesos with purchasing power for each of those years. Per-share peso amounts are expressed in pesos (not thousands of pesos). Operating data are expressed in the units indicated.
(2)	Translated into dollars at the rate of Ps. 13.9510 per U.S. dollar, the noon buying rate on December 30, 2011, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in dollars (not thousands of dollars). Operating data are expressed in the units indicated.
(3)	Revenues from aeronautical services principally consist of a fee for each departing passenger except diplomats and infants, aircraft landing fees, aircraft parking fee, fees for the transport of passengers from an aircraft to a terminal building, security charges for each departing passenger and other sources of revenues subject to regulation under our maximum rates. See “Item 4, Information on the Company – Regulatory Framework” herein for a description of our regulatory framework, including our maximum rates.
(4)	Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from car parking charges, leasing of commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues. Pursuant to our operating concessions and Mexico’s Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently regulated under the Mexican Airport Law but are excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates.
(5)	In 2010, we adopted INIF 17 Service Concession Contracts on a prospective basis. These amounts represent revenues generated from improvements made to concession assets and the related costs stemming from capital expenditures made as agreed with the Mexican government under our Master Development Programs for 2010 and 2011. These amounts do not result in actual cash inflows, nor did they have an effect on our net income in 2010 and 2011 as revenues earned were equal to the costs incurred.
(6)	Beginning January 1, 2000, we began paying Aeropuertos Mexicanos del Pacífico, S.A. de C.V., or “AMP”, a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
(7)	As of November 1, 1998, each of our subsidiary concession holders has been required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets).
(8)	Reflects depreciation of fixed assets.
(9)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(10)	Based on the ratio of 10 Series B shares per ADS. For MFRS purposes, based on a weighted average of 561,000,000, 560,594,812, 560,473,972, 558,245,610 and 537,755,093 common shares outstanding for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 respectively, due to our stock repurchase program. For U.S. GAAP purposes, based on a weighted average of 556,792,500, 556,387,312, 556,266,472, 554,038,110 and 533,547,593 common shares outstanding for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 respectively, due to our stock repurchase program and due to the effect of the Technical Assistance Agreement as explained in Note 29 (iii) to our audited consolidated financial statements.
(11)	Dollar amounts per share were $0.1913 in 2007, $0.1446 in 2008, $0.1638 in 2009, $0.1440 in 2010 and $0.1378 in 2011, and per ADS were $1.9130 in 2007, $1.4460 in 2008, $1.6382 in 2009, $1.4395 in 2010 and $1.3785 in 2011.
(12)	Based on the ratio of 10 Series B shares per ADS. Based on a weighted average of 561,000,000, 560,594,812, 560,473,972, 558,245,610 and 537,755,093 common shares and common share equivalents outstanding for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively, due to our stock repurchase program. See Note 29 (iii) to our audited consolidated financial statements.
(13)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(14)	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).
(15)	Total shareholders’ equity under MFRS reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.
(16)	As of January 1, 2008, NIF B-2, Statement of Cash Flows under MFRS became effective, which requires a presentation of a statement of cash flows showing cash movements only. This presentation differs substantially from that required by the previous Bulletin B-12 Statement of Changes in Financial Position, which was in effect through December 31, 2007. As B-2 requires this change be enacted prospectively, the Company prepared a statement of cash flows for years ended after January 1, 2008 and a statement of changes in financial position for prior years.
(17)	U.S. GAAP cash-flow data is expressed in nominal Mexican pesos.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos for the years ended December 31, 2007 and December 31, 2008. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009, are based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. All amounts are stated in pesos and have not been restated in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average(1)
2007	11.27	10.67	10.92	10.97
2008	13.94	9.92	13.83	11.14
2009	15.41	12.63	13.06	13.58
2010	13.19	12.17	12.38	12.62
2011	14.25	11.50	13.95	12.43
December 2011	13.99	13.49	13.95	13.77
2012:
January 2012	13.75	12.93	13.04	13.38
February 2012	12.95	12.63	12.88	12.77
March 2012(2)	12.99	12.63	12.70	12.74

Sources: Federal Reserve Bank of New York and Federal Reserve Board.

(1)	Average of month-end rates or daily rates, as applicable.
(2)	Through March 20, 2012.

On March 20, 2012, the exchange rate for pesos was Ps. 12.70 per U.S. $1.00 as published by the U.S. Federal Reserve Board.

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

The global economic and financial crisis that began in 2007 and continued through 2009, led to high volatility and lack of liquidity in the global credit and other financial markets. The downturn in the U.S. and global economies led to increased commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally. These conditions also limited the availability of credit and increased financial costs for companies around the world, including companies in Mexico and the United States. Although economic conditions improved in 2010 and 2011 and the availability of credit increased while interest rates remained stable, the recent Eurozone debt crises has caused, and may continue to cause, disruption in the global financial markets. Continued instability as a result of the Eurozone crisis could dampen economic activity. A failure of the global economy to continue recovering or another recession could significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals we operate and are collected by the airlines and paid to us. In 2009, 2010 and 2011 passenger charges represented 64.0%, 56.1% and 51.8%, respectively, of our total revenues (in 2010 and 2011, passenger charges represented 66.0% and 66.5%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

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

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2011, 88.5% of the international terminal passengers served by our airports arrived and departed on flights originating in or departing primarily to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2010 the U.S. gross domestic product increased at an annualized rate of 2.8%. In 2011, the U.S. economy slowed slightly, with the gross domestic product (“GDP”) increasing at an annualized rate of 1.7%. Therefore, although the U.S. economy has shown signs of improvement since the economic crisis that lasted from the end of 2007 until the middle of 2009, if the U.S. economy fails to continue improving or if it falls back into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States.

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

International petroleum prices have experienced significant volatility in the recent past, reaching record highs in the third quarter of 2008. Although prices have remained below the highs of 2008, the price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. Increases in airlines’ costs as a result of higher petroleum prices may lead to airline bankruptcies, higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally, which may reduce passenger and cargo traffic at our airports.

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

See “– The loss of or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues” below for a more detailed description of which of our major airline customers have recently reduced or cancelled operations at our airports.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2011, approximately 82.0% of the sum of aeronautical and non-aeronautical revenues was generated from four of our 12 airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2011:

Airport	For year ended December 31, 2011
Guadalajara International Airport	36.6%
Los Cabos International Airport	17.3%
Puerto Vallarta International Airport	14.5%
Tijuana International Airport	13.6%
Eight other airports	18.0%
Total	100.0%

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

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 51.0% of our total employees as of December 31, 2011), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

Security enhancements and requirements may require additional investments or result in additional expenses.

The air travel business is susceptible to, and has experienced, increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums for increased substantially. We cannot predict whether there may be additional premium increases in the future. Since August 1, 2003, we have carried a Ps. 500 million insurance policy covering damages to our property resulting from terrorist acts. We carry a U.S.$ 150 million insurance policy covering personal and property damages to third parties resulting from terrorist acts. Because our insurance policies do not cover all losses and liabilities resulting from war or terrorism, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs would have an adverse effect on our results of operations.

The users of airports, principally airlines, also have been subject to increased costs following the events of September 11, 2001. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security rules or guidelines in the future. Premiums for aviation insurance have increased substantially and could rise further. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices, supplies and interest rates for airlines’ aircraft lease agreements, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities.

If authorities require security enhancements or require us to adopt additional security measures, we may be required to undertake significant additional expenses and capital expenditures, and we cannot guarantee that those expenses and/or capital expenditures will be taken in to account in our Maximum Tariff and Master Development Programs negotiations. Therefore, these additional expenses could negatively affect our cash flows and affect our results of operations.

The operation of new baggage screening equipment could increase our expenses and may expose us to greater liability.

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. Because of uncertainty over the policy letter’s implementation, the new screening process had been initially delayed. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised.

During 2011, we completed the installation of new screening equipment at all 12 of our airports. Although we incurred significant capital expenditures installing this screening system, we believe that the operation of this equipment is the responsibility of our airline customers under the Mexican Airport Law. Because the Mexican Airport Law expressly provides that airlines bear the responsibility for checked baggage screening, if an airline wants us to operate the baggage screening system on its behalf, it must enter into a contract with us that allows us to recover the cost of operating the equipment, and in which they agree to hold us harmless and indemnify us against certain types of liability arising in connection with the operation of the baggage screening system.

As of the date of this report, we have entered into agreements to operate baggage screening systems with Volaris, Magnicharters, Westjet, Airtransat, Sunwing and US Airways. These agreements represent approximately 30% of our total passenger traffic. We expect to sign agreements with the rest of our airline customers during 2012 on substantially the same terms and conditions as those already signed.

We are incurring ongoing expenses to install, maintain and operate this equipment. Although the costs have been limited to the minimum required to provide the required services to airlines, we will continue recovering those costs only if more airlines sign a contract to use our equipment. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. These additional expenses could restrict our liquidity and adversely affect our results of operations. In addition, if it is determined that it is our responsibility to operate the screening systems or that we are responsible for part of the cost, our exposure to liability could increase significantly. For more information on equipment screening, see “Item 4: Regulatory Framework – Scope of Concessions”.

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

Concesionaria Vuela Compañía de Aviación, S.A. de C.V., or Volaris; Grupo Aeroméxico, S.A.B. de C.V., or Grupo Aeroméxico, a holding company that owns Aeroméxico and Aeroméxico Connect (formerly Aerolitoral); and ABC Aerolíneas S.A. de C.V., or Interjet; accounted for 16.4%, 12.3% and 4.8%, respectively, of total revenues in our airports in 2011 (20.8%, 15.5% and 6.1% respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2011).

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduce their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers.

For example, on August 2, 2010, Mexicana, one of Mexico’s two largest carriers and previously an airline which was among our three largest customers in terms of passenger traffic, filed for bankruptcy protection in Mexico and in the United States. On August 28, 2010, Mexicana, Mexicana Click (formerly known as Aerovías Caribe) and Mexicana Link (formerly known as Mexicana (Inter) collectively “Grupo Mexicana”) ceased operations. Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010. In 2010, Grupo Mexicana was still our third largest carrier and accounted for 8.9% of the sum of aeronautical and non-aeronautical revenues generated in our airports. Since Grupo Mexicana ceased operations, approximately 60.4% of the available seats that it flew have been taken over by other airlines, and, consequently, passenger traffic levels at our airports have been recovered since the date that Grupo Mexicana ceased operations. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports.

Additionally, on November 29, 2011, AMR Corporation (“AMR”), parent of American Airlines Inc. (“American”) and AMR Eagle Holding Company (“American Eagle”) filed voluntary petitions for

Chapter 11 reorganization in a U.S. Bankruptcy Court. The Chapter 11 process permits American and American Eagle to continue operating flights normally during the reorganization. To date, AMR Corporation, through its two subsidiaries American and American Eagle, operates at 6 of our 12 airports, (Aguascalientes, Guanajuato, Guadalajara, Morelia, Puerto Vallarta and Los Cabos). From January to December 2011, AMR Corporation, through its subsidiaries, transported 849,442 total passengers at our airports, which represents 4.3% of our passenger traffic in 2011.

Furthermore, passenger charges, which accounted for 51.8% of our revenues in 2011 (65.5% taking into account only the sum of aeronautical and non-aeronautical revenues), are collected by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. If any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges. For instance, as a result of the Grupo Mexicana insolvency proceeding, we estimate that Ps. 38.6 million in accounts receivable related with passenger charges could be at risk of not being recovered. This amount represented approximately 0.8% of our total revenues (1.0% of the sum of aeronautical and non-aeronautical revenues) and 7.4% of our total accounts receivable as of December 31, 2011, before allowance for doubtful accounts.

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

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. See “Item 4, Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges.” According to the new agreements that took effect on November 1, 2009, an airline could have a grace period of up to a maximum of 60 days for payment on a case by case basis (not all airlines received the same grace period). If an airline wanted a grace period of any amount up to the 60-day limit, the airline was required to secure the grace period and the equivalent of 30 additional days with cash, bonds or other collateral equal to the charges the airline would incur during that period by taking into account the peak operational days for that specific airline during the last 12-month period. Thus, in the event of insolvency or suspension of operations by an airline, we would be able to collect passenger charges invoiced to that airline up to the value of the collateral. Although we would have a 30-day buffer beyond the grace period, our cash flows from operations or our results of operations could be negatively affected if such collateral were not sufficient to cover the outstanding debt. Thus, in the event of any suspension of operations by an airline, such as in the case of Grupo Mexicana in 2010, or insolvency, we would not be assured of collecting 100% of the amounts invoiced to that airline for passenger charges, nor could we be assured that we would recover, in the short term, the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

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

Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines were suspended; and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines which resulted in a decrease in demand for travel between our airports and the United States. Approximately 13.8% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2011.

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

In the past, certain of the domestic airlines operating at our airports refused to pay certain increases in the specific prices we charge for aeronautical services.

Although these prior disputes were resolved by 2006, because only a few airlines contribute a substantial portion of our revenues, our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, during periods of current economic downturn, the airlines that generally operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years, which could adversely impact our results of operations. See “Item 4, Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers”.

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

Actions by the former holders of land comprising the Tijuana International Airport and the Guadalajara International Airport may disrupt the operations of these airports.

A portion of the lands comprising the Tijuana International Airport and Guadalajara International airport were expropriated by the Mexican government in 1970 and 1975 respectively, pursuant to its power of eminent domain. Prior to those expropriations, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido. The former ejidos’ participants have asserted indemnity claims against the Mexican government challenging the 1970 and 1975 expropriation decrees.

Our Tijuana airport subsidiary has been joined in the proceedings, but only as an interested third party. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, received a judgment in its favor. The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be assessed. Depending on which particular land parcel is to be returned, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations. We have contested this latest ruling in a second appeal and are awaiting the decision of the court.

Certain of the former ejido participants are currently occupying portions of the Tijuana International Airport property, but the property is not at present essential to the airport’s operations. Although these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy. In addition, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction, which may negatively impact our results of operations.

Similarly, in the case of the Guadalajara International Airport, during 2009 two different ejidos commenced proceedings in federal court against the Ministry of Communications and Transportation seeking payment for the land expropriated by decree in 1975. In November 2010, the Third District Court for Administrative Matters and Labor found in favor of the ejidos. The ruling ordered the return of all expropriated property to the ejidos and declared as null and void the concession granted to us in 1998, specifically for the land comprising the ejidos. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed the decision on November 10, 2011. As of the date of this report, the appeal is pending. See “Item 8, Legal Proceedings – Ejido Participants at Tijuana and Guadalajara Airports.”

Our concessions guarantee access to the land by the Ministry of Communications and Transportation and any interruption caused to our operations by any of the ejidos is the responsibility of the Mexican Government. Although the Mexican Government must provide restitution for any economic loss resulting from a disruption in access to our airports, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican Government are not resolved to their satisfaction. There also can be no assurance that the legal proceedings will be resolved in our favor, which may negatively impact our results of operations.

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

The Mexican tax authority (Servicio de Administración Tributaria, or “SAT”), in connection with its review of the year 2005, sent us official notices in 2008 and 2009 stating that, under its criteria, the fiscal amortization rate used for each of the Aguascalientes, La Paz, Los Mochis, Morelia and Mexicali airports’ concession values was incorrect. We initiated legal proceedings in a federal tax court to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning our position on amortization.

In December 2010, the airports of Aguascalientes and Mexicali received unfavorable rulings. On August 22, 2011, the Aguascalientes International Airport appealed the decision of the court to the Mexican Supreme Court and a decision is still pending. In the case of Mexicali, the ruling was final and the tax adjustment resulted in a decrease of our net income of Ps. 3.4 million.

On October 3, 2011, the La Paz airport received a favorable ruling in the first instance, but subsequently, the tax authority appealed the decision. On October 5, 2011, the Morelia airport received an unfavorable ruling, but we appealed the decision on October 26, 2011. The Los Mochis airport filed a proceeding for annulment on October 3, 2011. Decisions in all three proceedings are still pending.

If the tax court determines that the airports are in violation or if the Supreme Court ratifies the ruling of the tax court in the case of the Aguascalientes airport, those airports would be required to modify their tax calculations since 2005, which could negatively affect our net income. See “Item 8, Financial Information – Legal Proceedings – Federal tax proceedings against Aguascalientes, La Paz, Los Mochis, Morelia and Mexicali airports.”

Risks Related to the Regulation of Our Business

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2009, 2010 and 2011, approximately 77.7%, 67.6% and 62.3% respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates (in 2010 and 2011, 79.6% and 78.9% respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services). These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our Master Development Programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot provide assurance that we will not encounter difficulties in complying with these laws, regulations and instruments. Although our maximum rates through 2014 have been set, we cannot predict how our Master Development Programs for the next five-year period from 2015 to 2019 will be determined. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master Development Programs, the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For instance, on December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. We cannot predict whether this amendment will be adopted or, if adopted, the impact it would have on us.

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

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios al Productor), excluding petroleum. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican laws and regulations that structure and influence our business, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company – Regulatory Framework – Aeronautical Services Regulation – Special Adjustments to Maximum Rates.” Therefore, there can be no assurance that any such request would be made or granted.

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

Historically, we have set the prices we charge for aeronautical services at each airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2009, 2010 and 2011 our revenues subject to maximum rate regulation represented 99.8%, 99.9% and 99.9% respectively, of the amount we were entitled to earn under the maximum rates for all of our airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

If we fail to fulfill the requirements of our Master Development Programs during a given five-year period, we could be subject to sanctions from the Mexican government.

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones). Using the index we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during the first two years of the current Master Development Programs was 100.9% and 100.4% for 2010 and 2011, respectively, of the commitment for all of our airports during that period. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If as a consequence of the annual maximum tariff fulfillment review the Ministry of Communications and Transportation determines that we are not in compliance with the committed investments, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Although in prior years, in order to ensure compliance with our Master Development Programs, we have taken actions in the latter part of the year, such as increasing the amount or pace of certain construction projects, we can give no assurance that, should external factors cause us to risk failing to meet our investment levels, we will have sufficient time to take actions to comply with our Master Development Programs.

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

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) currently requires us to manage and control aircraft movements in and out of our arrival and departure gates and remote boarding locations directly at our Guadalajara and Puerto Vallarta International Airports. At our other airports, these aircraft movements are monitored directly by the Mexican Air Traffic Control Authority. Should the Mexican Air Traffic Control Authority require us to control these aircraft movements directly at any or all of our other ten airports in the future, our results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

Risks Related to Our Controlling Shareholder

AMP controls our management, and AMP’s interests may differ from those of other shareholders.

AMP holds Series BB shares currently representing 15% of our outstanding capital stock. The interests of AMP may differ from those of our other shareholders, and we can offer no assurance that AMP and the officers appointed by AMP will exercise their rights in ways that favor the interests of our other shareholders.

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers, (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members), except for the Audit Committee whose members are selected according to Mexican and U.S. independence standards. AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring the approval of our shareholders (including the approval of our financial statements, the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers), these rights are not conditioned on whether or not the technical assistance agreement and the participation agreement remain in force. Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014 AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. Shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the shareholders’ meeting of AMP and ultimately at our shareholders’ meetings.

Recent disputes among AMP’s shareholders prevented voting on certain resolutions at our April 27, 2010 shareholders’ meetings, and eventually led to the suspension of trading of our shares on the Mexican Stock Exchange and NYSE from June 2, 2010 until June 14, 2010. The disputes among AMP’s shareholders also affected our shareholders’ meetings throughout 2010 and 2011, as certain of the shareholders of AMP argued that our board of directors was improperly constituted and consequently that the meetings were invalid. Additionally, AMP’s shareholders commenced litigation among each other and in some instances against us. On December 1, 2011, we were advised by AMP’s shareholders that they had entered into an agreement to end their dispute and to terminate their legal proceedings. As a consequence, civil and commercial proceedings among AMP’s shareholders are in the process of being terminated (criminal proceedings that were initiated with the proper governmental entities cannot be terminated by AMP’s shareholders and will have to proceed according to law). Additionally, AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and AMP’s shareholders will continue developing our business. They also affirmed their intent to defend the rights granted to them by the Mexican Government. The agreement further confirms the original ownership percentage in AMP of each of its three partners. See “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders” and “Item 8 – Legal Proceedings – Litigation related to the dispute among our shareholders.” In addition, on April 25, 2011, we received a formal notice from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission or the “CNBV”) in which it initiated a proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with the disputes among AMP’s shareholders during 2010. As of the date of this report, a resolution with the CNBV is pending. See “Item 8 – Legal Proceedings – Infractions of the Mexican Securities Law alleged by the Comisión Nacional Bancaria y de Valores”.

Although an agreement has been reached by AMP’s shareholders, we cannot predict the consequences of the criminal proceedings that were commenced and remain pending, or from any similar conflicts in the future. It is also not possible to predict if future disputes among AMP’s shareholders will result in deadlock at our shareholders’ meetings, or will distract our management or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations.

In addition, AMP’s veto, appointment and other rights could adversely impact our operations and constitute an obstacle for us to bring in a new strategic shareholder and/or operator. Through the right to appoint and remove members of our senior management, AMP directs the actions of our management in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. The interests of AMP may differ from those of our other shareholders, and we can offer no assurance that AMP and the officers appointed by AMP will exercise their rights in ways that favor the interests of our other shareholders.

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

Grupo México, S.A.B de C.V. announced its intention to make a tender offer for our shares notwithstanding the ownership restrictions imposed by our bylaws. Litigation resulting from certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition or results of operations.

On June 13, 2011, Grupo México, S.A.B. de C.V. (“Grupo México”) announced that it intended to acquire an additional 30% or more of our total outstanding capital stock. At the time, Grupo México had disclosed that it owned 20% of our total outstanding capital stock; in its most recent filing on Form 13D with the SEC on January 25, 2012, it disclosed that it owned 28.7% of our total outstanding capital stock.

Articles X and XII of our bylaws, (i) limit the ability of Series B shareholders, directly or with related parties, other than AMP, to hold more than 10% of our outstanding capital stock, and any shares held in excess of that amount must be sold in a public offering; (ii) limit the voting rights of our Series B shareholders, individually or together with related parties, to 10% of our outstanding corporate stock, other than AMP; and (iii) limit the ability of any Series B shareholders, individually, or together with related parties, to appoint more than one board member, even if the shareholder owns more than 10% of our outstanding corporate stock.

Grupo México commenced various legal proceedings seeking to modify our bylaws to eliminate the foregoing limitation and seeking the termination of AMP’s special controlling rights that stem from AMP’s ownership of our Series BB shares in order to challenge our corporate structure. If successful, these proceedings could affect AMP’s special controlling rights (for additional information, see “Item 3, Risk Factors – AMP controls our management, and AMP’s interests may differ from those of other shareholders”). Initially, Grupo México obtained a favorable decision from a civil court in Mexico City in the case seeking to modify our bylaws. We have appealed this decision, and the appeal is pending. In the case seeking the termination of AMP’s veto, appointment and other rights, we filed an initial reply on November 25, 2011, and on March 7, 2012, we were notified by our external legal counsel that a ruling finding a lack of jurisdiction was issued in our favor. As there are no appeal options, this case is concluded. A decision adverse to our bylaws could materially affect our operations in a manner that we cannot predict. See “Item 9, Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws” and “Item 9, Legal Proceedings – Infraestructura y Transportes México, S.A. de C.V. (“ITM”) a subsidiary of Grupo México, seeks the termination of AMP’s special controlling rights”.

As a result of Grupo México’s actions, on July 12, 2011, an individual shareholder who represents 0.00001% of our total outstanding capital stock filed a lawsuit against us and our directors and officers and obtained a decision ordering us and our directors and officers to take all legal measures necessary to maintain and protect our bylaws, specifically Articles X and XII, and to ensure that shareholders adhere to them.

Under Mexican law, before Grupo México’s tender offer could occur, the CNBV had to review and approve the request by Grupo México. In compliance with the decision of the court requiring us to defend our bylaws, we initiated a protection proceeding in federal court in order to defend our bylaws. We also initiated various suits against the CNBV to prevent it from making a determination with respect to Grupo México’s tender offer. See “Item 9, Legal Proceedings – Litigation related to the announcement by Grupo México, S.A.B. de C.V. of their intention to make a tender offer for our shares.”

On March 29, 2012, Grupo México announced that it had ended its tender offer for our shares. Grupo México, however, made no announcement regarding the various legal proceedings it has initiated against us. Therefore, despite the announcement regarding the tender offer, we cannot predict the consequences from these proceedings or the future actions of Grupo México. It is also not possible to predict to what extent this dispute with Grupo México will distract our management or what effects future developments in this dispute might have on the price of our stock, its liquidity or our market value and the effects that this conflict could have on our business or results of operations.

We filed a suit against all Mexican stock brokers requiring them to adhere to our bylaws and to enjoin them from acquiring our capital stock for Grupo México and its subsidiaries. Actions by the Mexican stock brokers in response to this suit may affect us.

In accordance with the decision of a court that instructs us and our directors and officers to take all necessary legal measures to maintain and protect our bylaws, on February 15, 2012 we initiated a lawsuit against all Mexican stock market brokers seeking to defend our bylaws.

On February 29, 2012, we were informed by our external counsel that the court issued preliminary injunctions that constrain Mexican stock brokers to (i) act in accordance with Mexican law and our bylaws (including Article X), (ii) refrain from trading our shares for an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of our bylaws and (iii) to refrain from acquiring or, in any way, negotiating transactions involving our shares for Grupo México and ITM and any other entity that forms part of their business conglomerate. See “Item 9, Legal Proceedings – We filed legal action against all the Mexican stock market brokers seeking adherence to our bylaws.”

We cannot predict the consequences from this proceeding or the future actions of the Mexican stock brokers. It is also not possible to predict what effects future developments in this dispute might have on the price of our stock, its liquidity or our market value and the effects that this conflict could have on our business or results of operations.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. According to the Mexican National Statistical, Geographic and Information Institute (INEGI), GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. The Mexican economy has since rebounded, and gross domestic product in 2010 increased 4.6% compared to 2009. In 2011, gross domestic product increased 3.9% compared to 2010.

While interest rates in Mexico have remained at historical lows, Mexico has had, and in the future may have, high real and nominal interest rates. The annualized interest rates for Mexican Treasury Bills (Cetes), issued for 28-day period averaged approximately 5.4%, 4.4%, and 4.3% for 2009, 2010 and 2011, respectively. As of March 20, 2012, the Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio; or “TIIE”) issued for 28-day period was 4.77%. To the extent that we incur Peso-denominated debt in the future, it could be at high interest rates.

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

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. Although in 2009 and 2010 the peso appreciated by 5.6% and 5.2% respectively, as compared to the previous years, during 2011, the peso depreciated 12.7% against the dollar. Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers.

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

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. For instance, the credit freeze and global recession that began in 2007 and continued into 2009 had a significant impact in Mexico. Mexico’s stock market fell 48% during that period. More recently, the second round of quantitative easing by the United States Federal Reserve which began in November 2010 produced a significant increase in Mexico’s stock market and in the price of commodities during the fourth quarter of 2010 and the first quarter of 2011. More recently, the European debt crisis which began in Greece and then spread to other countries such as Italy and Spain as well as European financial institutions, affected financial markets around the world and in Mexico.

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

National elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (PRI) with the election of President Vicente Fox Quesada, a member of the National Action Party (PAN) and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. On July 2, 2006, Felipe Calderón Hinojosa, also of the PAN, was elected to succeed him. While no single party currently has a majority in the Congress or Senate, the Congressional elections in July 2009 resulted in the PRI more than doubling its presence in the lower chamber of Mexico’s Congress, winning 237 of the 500 seats. In 2011, six gubernatorial elections took place and set the stage for the July 1, 2012 presidential and legislative elections.

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

Travel alerts issued by the U.S. Department of State (Bureau of Consular Affairs), the most recent as of February 8, 2012 (the “Travel Warnings”), reported increasing violence as a result of gunfights involving the Mexican army, police and drug cartels in many towns and cities across Mexico but mostly occurring in certain cities in northern Mexico, including Ciudad Juarez, Tijuana, Chihuahua City, Nogales, Matamoros, Reynosa and Monterrey. According to the Travel Warnings, while millions of U.S. citizens safely visit Mexico each year, some are victims of violence.

According to the Travel Warnings, a number of states along the border and south-western Mexico continue to experience a rapid growth in many types of crimes. Robberies, homicides, petty thefts, carjackings and highway robbery have all increased over the last year across Mexico, with notable spikes in Chihuahua, Sinaloa, and northern Baja California.

Higher incidences of crime throughout Mexico, and drug trafficking related violence in particular, could have an adverse affect on our business as it may decrease the international passenger traffic directed to Mexico from abroad.

Natural disasters could adversely affect our business.

From time to time, the Pacific and Central regions of Mexico experience torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. For example, in October 2011, our Puerto Vallarta airport suffered the effects of a hurricane but experienced only minor damage, while our Manzanillo airport was closed for a week due to damage to the roads to and from the airport but not because of damage to the airport’s infrastructure. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

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

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the new Securities Market Law, it may be difficult for minority shareholders to bring an action against directors for breach of this duty and achieve the same results as in most jurisdictions in the United States. In addition, the procedures for class action lawsuits were incorporated into Mexican law and became effective in March 2012; however, certain rules and procedures could be different than the ones in the United States. Therefore, in some cases it may be more difficult for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our Financial Statements are prepared in accordance with MFRS, which differ from U.S. GAAP in a number of respects. Items on the financial statements of a company prepared in accordance with MFRS may not reflect its financial position or results of operations in the way they would be reflected, if such financial statements had been prepared in accordance with U.S. GAAP. Please see Note 29 to our audited consolidated financial statements and “– Key Information – Selected Financial Data.”

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment. We hold concessions to operate, maintain and develop 12 airports in the Pacific and central regions of Mexico. Each of our concessions has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years. As operator of the 12 airports under our concessions, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. For a description of our capital expenditures, see “– Master Development Programs” below.

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

The following are AMP’s current shareholders:

•

AENA Desarrollo Internacional, S.A. (“AENA”), owns 33.33% of AMP. AENA is a wholly-owned subsidiary of Aena Aeropuertos, S.A., a subsidiary of Grupo AENA, Spanish state-owned company that manages all airport operations in Spain. Aeropuertos Españoles y Navegación Aérea operates 47 airports in Spain and is one of the largest airport operators in the world. Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, requiring our strategic shareholder to have, among other qualifications, an operating partner and a Mexican partner (each a “key partner”), AENA is one of AMP’s two key partners, acting as its operating partner. In addition to its investment in AMP, AENA also directly manages four other airports in Latin America. In addition, AENA owns 10.0% of Airport Concessions and Development Limited, which owns a British airport company that operates thirteen airports in Europe, North America and Latin America through ownership, concession or management arrangements.

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

In 1999, AMP paid the Mexican government a total of Ps. 2.45 billion (nominal pesos, excluding interest) (U.S.$ 261 million based on the exchange rates in effect on the date of AMP’s bid) in exchange for:

•	all of our Series BB shares, representing 15% of our outstanding capital stock;

•	an option to subscribe for up to 5% of newly issued Series B shares (since expired without being exercised); and

•

the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including AMP), a 15-year technical assistance agreement setting forth AMP’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the bidding process. These agreements are described in greater detail in Item 7 hereof.

Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. In 2011, this fee amounted to Ps. 136.2 million. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its shareholders during the term of the agreement. The agreement is scheduled to expire on August 25, 2014, the same day the participation agreement expires. The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the Master Development Programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

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

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). According to Mexican and United States independence standards, the members of our Audit Committee must be independent. AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014 AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. In addition, shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the shareholders’ meeting of AMP and ultimately at our shareholders’ meetings.

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

Historical Capital Expenditures by Airport

	Year ended December 31,
	2009(1)		2010(1)		2011(1)
	(thousands of pesos)
Guadalajara	Ps.	112,905	Ps.	226,622	Ps.	230,318
Tijuana		70,814		138,429		225,012
Los Cabos		72,782		162,426		370,226
Puerto Vallarta		35,718		144,709		254,202
Hermosillo		57,904		49,682		48,720
Guanajuato		44,940		40,912		59,611
La Paz		27,036		24,562		17,503
Morelia		31,534		36,387		24,886
Mexicali		22,715		29,096		11,874
Aguascalientes		26,658		21,655		8,922
Los Mochis		17,924		15,604		13,782
Manzanillo		17,152		35,542		11,374
Other		4,032		9,887		10,642

Total	Ps.	542,114	Ps.	935,513	Ps.	1,287,072

(1)	As of December, 31, 2009, 2010 and 2011, of the total capital expenditures invested in our airports Ps. 101,296 thousand, Ps. 227,373 thousand and Ps. 276,443 thousand respectively, were unpaid. Therefore, the figures listed above do not reflect those investments.

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2009(1)		2010(1)		2011(1)
	(thousands of pesos)
Terminals	Ps.	152,230	Ps.	192,718	Ps.	528,661
Runways and aprons		262,511		267,776		372,888
Machinery and equipment		85,148		394,657		350,878
Other		42,225		80,362		34,645

Total	Ps.	542,114	Ps.	935,513	Ps.	1,287,072

(1)	As of December, 31, 2009, 2010 and 2011, of the total capital expenditures invested in our airports Ps. 101,296 thousand, Ps. 227,373 thousand and Ps. 276,443 thousand respectively, were pending payment. The figures listed above only reflect the cash flows expended related to those investments.

During 2009, 2010 and 2011, 26.6%, 34.8% and 39.7% respectively, of our capital expenditures were funded by cash flows from operations, while the balance was funded with bank loans. We expect to continue funding the most significant portion of our capital expenditures in the future with new bank loans, however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures from 2009 through 2011 were allocated to the following types of investments at the majority of our airports:

•

Terminals. During 2011, we added terminal space in our Guadalajara, Tijuana and Los Cabos airports. Additionally, we remodeled many of the terminals at our airports by expanding departure areas (concourses and lounges), baggage claim areas and arrival areas, by improving lighting systems, adding office space, adding taxi and other ground transportation waiting areas, and by increasing handicap services and remodeling our restrooms.

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

The following tables set forth our estimated committed investments for each airport for 2010 through 2014 under our Master Development Programs. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation. Because the amounts are expressed in constant pesos as of December 31, 2007, the figures for investments periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones) since the date of the Ministry’s approval of the Master Development Program then in effect. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Airport (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Guadalajara	Ps.	102,144	Ps.	197,050	Ps.	138,683	Ps.	210,340	Ps.	171,416
Tijuana		96,721		167,515		27,304		8,300		3,432
Puerto Vallarta		113,328		186,583		92,500		24,200		21,800
Los Cabos		151,232		342,352		192,200		38,010		30,800
Hermosillo		18,173		24,675		12,900		2,032		13,300
Guanajuato		13,311		35,464		37,687		6,495		3,000
La Paz		2,200		2,800		8,500		41,290		2,750
Morelia		14,106		10,270		13,468		2,758		634
Mexicali		7,700		6,900		7,295		10,684		1,680
Aguascalientes		6,329		4,846		1,450		7,144		550
Los Mochis		13,400		8,300		19,300		24,910		2,700
Manzanillo		15,260		2,700		10,930		35,186		1,669

Total	Ps.	553,904	Ps.	989,455	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation. Because the amounts are expressed in constant pesos as of December 31, 2007, the figures for investments periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment since the date of the Ministry’s approval of the Master Development Program then in effect.

The following tables set forth our estimated committed investments for 2010 through 2014 by type of investment:

Estimated Committed Investments by Type (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Terminals	Ps.	98,518	Ps.	453,053	Ps.	285,725	Ps.	164,669	Ps.	101,914
Runways and aprons		241,492		328,073		140,743		144,501		105,523
Machinery and equipment		117,655		83,700		62,630		38,902		33,225
Other		96,239		124,629		73,119		63,277		13,069

Total	Ps.	553,904	Ps.	989,455	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation. Because the amounts are expressed in constant pesos as of December 31, 2007, the figures for investments periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment since the date of the Ministry’s approval of the Master Development Program then in effect.

Differences between estimated committed investments and historical capital expenditures for 2010 and 2011 are due primarily to the adjustments for inflation (previously described) and due to investments in the installation of new baggage screening equipment. During 2010 and 2011, we paid Ps. 243.3 million and Ps. 147.3 million, respectively, for this equipment using funds placed in a trust for this purpose in 2009. For more information on equipment screening, see “Item 4: Business Overview – Regulatory Framework – Scope of Concession”.

We expect to fund the most significant portion of our capital investments in the short-term and long-term through bank loans. We allocated a majority of our investments for the 2010 – 2014 period to our four largest airports. In particular, investments have been, and will continue to be, dedicated to expanding and remodeling the Guadalajara, Puerto Vallarta, Tijuana and Los Cabos international airports.

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate 12 airports, which serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations (Puerto Vallarta, Los Cabos, La Paz and Manzanillo), and a number of mid-sized cities (Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis). Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 28.2 million according to the INEGI. All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government. All revenue amounts reported in this “Business Overview” section for 2010 and 2011 include revenues from improvements to concession assets; however, in some cases we include discussion surrounding only aeronautical and non-aeronautical revenues or the sum of both. See the introduction to “Selected Financial Data” in Item 3 for a discussion of the reasons for using aeronautical and non-aeronautical revenues for certain comparisons. We specifically state when either aeronautical or non-aeronautical revenues are being used. Because these amounts are derived from our business operations, these figures may in some cases be more useful to you because those revenues stem from the key drivers of our business, passenger traffic and our maximum rates.

Our airports handled approximately 20.2 million terminal passengers in both 2010 and 2011, which we believe makes us the second largest private airport operator in the Americas. As of December 31, 2011, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Airport and Auxiliary

Services Agency. According to figures of the Mexican Airport and Auxiliary Services Agency for 2011, our commercial aviation passenger traffic accounted for approximately 26.0% and 25.1% of all arriving and departing commercial aviation passengers in Mexico in 2010 and 2011, respectively. In 2011, we recorded total revenues of Ps. 4.9 billion, of which Ps. 3.9 billion corresponds to the sum of aeronautical and non-aeronautical revenues, and net income of Ps. 1.5 billion.

Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2011, ranked as the busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2010, according to the Mexican Bureau of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Guadalajara-Tijuana and Mexico City-Tijuana which ranked fourth and fifth among the busiest domestic routes in Mexico in 2010, according to the Mexican Bureau of Civil Aviation.

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

Principal Mexican Airports by Passenger Traffic

Airport	2011 Commercial Aviation Passengers(1) (in thousands)
Mexico City	26,365.3
Cancun	13,040.2
Guadalajara*	7,201.7
Monterrey	5,582.8
Tijuana*	3,500.8
Los Cabos*	2,806.9
Puerto Vallarta*	2,535.9
Toluca	1,579.1
Merida	1,241.1
Hermosillo*	1,200.9

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Source: Mexican Airport and Auxiliary Services Agency and company data.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2011, our Guadalajara International Airport and our

Tijuana International Airport were Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2010 and 2011, our Guadalajara International Airport and Tijuana International Airport together represented approximately 52.4% and 53.0%, respectively, of our terminal passenger traffic and 48.4% and 46.7% of our total revenues, respectively (in 2010 and 2011, they represented 49.6% and 50.2% respectively, of the sum of aeronautical and non-aeronautical revenues).

Four of our airports, Los Cabos International Airport, Puerto Vallarta International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s third largest international tourist destination and Los Cabos the second in terms of visitors in 2011, according to the Mexican National Institute of Migration (Instituto Nacional de Migración or “INM”). Los Cabos and Puerto Vallarta attracted approximately 2.8 million and 2.5 million terminal passengers, respectively, in 2011. In 2011, our Los Cabos International Airport and Puerto Vallarta International Airport together represented 26.4% of our terminal passengers and 36.8% of our total revenues (31.8% of the sum of aeronautical and non-aeronautical revenues).

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

The remaining six airports in our group serve mid-sized cities – Hermosillo, León, Morelia, Aguascalientes, Mexicali and Los Mochis – with diverse economic activities. These cities are industrial centers (Hermosillo, León, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (León, Morelia and Los Mochis). Of these six airports, Hermosillo has the greatest passenger traffic volume. In 2011, Hermosillo accounted for approximately 5.9% of our terminal passenger traffic and 4.2% of our total revenues (4.5% of the sum of aeronautical and non-aeronautical revenues). In 2011, our six airports serving mid-sized cities accounted for approximately 17.1% of our terminal passenger traffic and 13.8% of our total revenues (14.8% of the sum of our aeronautical and non-aeronautical revenues).

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2009, 2010 and 2011 aeronautical services revenues represented approximately 77.7%, 67.6% and 62.3% respectively, of our total revenues (in 2010 and 2011, aeronautical services represented 79.6% and 78.9% respectively, of the sum of aeronautical and non-aeronautical revenues). All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

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

During 2009, however, we again renegotiated our passenger charges collection agreements with all of our airline customers. By November 2009 we had reached agreements with all of our airline customers. Under the new agreements, airlines requesting payment period extensions are obligated to: i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days (depending on each airline) after the “operational average date” (no longer than the invoice date) for such charges; and ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport by airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed upon level and if it does not do so, must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than 7 days after payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2010 and 2011, under the new agreement we received payments within a period no longer than 60 days.

In December 2006 we renewed our agreement with the Air Transportation Chamber, pursuant to which, in March 2007, we increased passenger charges by varying amounts at all of our airports. In February 2010, we signed a new agreement that allowed a 10.1% increase in the passenger charges rate for 2010 and an increase in the rest of our specific tariffs equal to the average increases of the Mexican Consumer Price Index and the Mexican Producers Price Index excluding petroleum published by the Mexican Central Bank for 2010. In March 2011, we published our rate for passenger charges and specific tariffs for 2011, which increased by an average of 4.7% at all of our airports in accordance with the Mexican Consumer Price Index and the Mexican Producers Price Index excluding petroleum published by the Mexican Central Bank. In March 2012, we signed a new agreement which maintained essentially the same terms and conditions as our previous contract.

On December 30, 2009, the new maximum tariffs for our airports for the 2010-2014 five-year period were published in the Official Gazette of the Federation (Diario Oficial de la Federación). The combined maximum tariffs are expressed in workload units for each airport and were determined based on: i) projected workload units (whereby each workload unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes), ii) the capital investments and iii) the operating expenses included in the Master Development Program authorized for the 2010-2014 period. The maximum tariffs for the 2010-2014 period are expressed in pesos as of December 31, 2007 and will be adjusted by the level of inflation according to the Producers Price Index excluding petroleum and by the efficiency factor at the end of any given year within the 2010-2014 period. Since the inflation for each applicable year as measured in terms of the variation of the Producer Price Index excluding petroleum is not known at the beginning of the application of the maximum tariffs negotiated with the DGAC, the adjustment for inflation is not included in the maximum rates as set at the beginning of each five-year period.

Although the Ministry of Communications and Transportation may in some cases authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

International passenger charges are currently dollar-denominated, but are invoiced and collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2009, 2010 and 2011, passenger charges represented approximately 82.4%, 83.0% and 83.1% respectively, of our aeronautical services revenues and approximately, 64.0%, 56.1% and 51.8%, respectively, of our total revenues (in 2010 and 2011, passenger charges represented 66.0% and 65.5%, respectively, of the sum of aeronautical and non-aeronautical revenues). Passenger charges vary at each of our airports and are based on the destination of each flight. Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2009, 2010 and 2011, aircraft landing charges represented approximately 5.5%, 5.2% and 5.1%, respectively, of our aeronautical revenues and 4.2%, 3.5% and 3.2%, of our total revenues (in 2010 and 2011, aircraft landing charges represented 4.1% and 4.0%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Aircraft Parking Charges

We collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We collect aircraft parking charges for aircraft that are loading and unloading passengers or cargo as well as for long-term aircraft parking that does not involve the loading or unloading of passengers or cargo. Aircraft parking charges that involve loading and unloading passengers or cargo vary based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client, while charges for long-term parking vary based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons. During 2009, 2010 and 2011 these charges represented 4.8%, 4.7% and 4.7%, respectively, of our aeronautical revenues and 3.8%, 3.2% and 2.9%, respectively, of our total revenues (in 2010 and 2011, aircraft parking charges represented 3.8% and 3.7% respectively, of the sum of aeronautical and non-aeronautical revenues).

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Charges for use of passenger walkways are based on each unit or service rendered, which are limited to a period of 30 minutes each, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles are determined based on the number of trips taken between the terminal and the aircraft. Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Guanajuato international airports. During 2009, 2010 and 2011, these charges represented approximately 0.8%, of our aeronautical services revenues and approximately 0.6%, 0.5% and 0.5%, respectively, of our total revenues (in 2010 and 2011, charges for the use of passenger walkways represented 0.6%, of the sum of aeronautical and non-aeronautical revenues).

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly. In 2009, 2010 and 2011, these charges represented approximately 1.4%, 1.3% and 1.3%, respectively, of our aeronautical services revenues and approximately 1.1%, 0.9% and 0.8%, respectively, of our total revenues (in 2010 and 2011, security charges represented 1.0%, of the sum of aeronautical and non-aeronautical revenues).

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

Additional regulations by the Mexican Bureau of Civil Aviation in 2011 established rules and procedures for the inspection of carry-on baggage. To fulfill these requirements, we improved our security with by providing new training and operating procedures, adding new equipment and security personnel, most of them from third party providers, in addition to increasing our coordination with other airports and airlines. However, as security is a primary concern in our industry, the possibility of new threats may require frequent updates to the security measures at our airports.

Complementary Services

At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2009, 2010 and 2011, revenues from complementary service fees represented approximately 1.6%, 1.7% and 1.7% of our aeronautical revenues services, respectively, and approximately 1.2%, 1.2% and 1.1% respectively, of our total revenues (in 2010 and 2011, revenues from complementary service fees represented 1.4% and 1.4% respectively, of the sum of aeronautical and non-aeronautical revenues).

We currently maintain contracts with 24 companies that provide the majority of these complementary services at our 12 airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there are no third parties providing such services. For example, Menzies Aviation México, S.A. de C.V. currently provides the majority of the baggage handling services at our airports. If the third parties currently providing these services ceased to do so, we would be required to provide these services or find other third parties to provide such services.

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

Leasing of Space to Airlines

In addition, we derive regulated revenues from leasing to airlines space in our airports that is necessary for their operations, such as ticket counters, monitors and back offices. In 2009, 2010 and 2011, leasing of space to airlines represented approximately 3.6%, 3.3% and 3.3% of our aeronautical revenues services, respectively, and approximately 2.8%, 2.2% and 2.0% respectively, of our total revenues (in 2010 and 2011, revenues from leasing of space to airlines represented 2.6%, of the sum of aeronautical and non-aeronautical revenues).

Cargo Handling

In 2011, our 12 airports handled approximately 156.8 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 79.8% of the cargo handled by our 12 airports in 2011. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

Non-aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services has increased in recent years from approximately 19.1% in 2007 to approximately 21.1% in 2011. We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside our terminals. We are also focusing on developing commercial spaces outside of our terminal buildings and developing businesses operated directly by us, such as advertising in our airports and operating VIP lounges. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

We currently have the following types of commercial activities in each of our airports:

•

Parking facilities – Our main car parking facilities are at the Guadalajara International Airport and Tijuana International Airport, which together represented 73.0% of our total revenues from car parking services in 2011, and represented more than 29.5% and 42.4%, respectively, of our non-aeronautical revenues from those airports. Until July 2008, the car parking facilities at the Guadalajara International Airport were managed through a service contract pursuant to which we paid 22% of the revenues of the parking facility to a third party for its operation and maintenance. In July 2008, we renegotiated and signed a new 12-month service contract under which we paid a fixed monthly fee in exchange for operation of the parking facility. In December 2008, we negotiated for the early termination of this service contract and since then we have been operating directly the car parking facility at that airport.

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

•

Leasing of space – Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities such as first class/VIP lounges are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. In the last quarter of 2011 we begun operating the Los Cabos VIP lounge, our first directly-operated lounge. During 2012, we will offer this service at the Guadalajara, Puerto Vallarta and Hermosillo airports.

•

Retail stores – In recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. We will continue developing more specialized retail space in order to attract more customers.

•

Food and beverage services – In recent years we have completed “clean up” projects with respect to our restaurant and bar leases, allowing us to introduce several providers with recognizable brand names more likely to increase consumer traffic in our commercial areas.

•

Car rentals – We have recently remodeled the areas used by car rental agencies to which we lease space at our airports and have sought to bring in a greater percentage of internationally known name-brand car rental providers.

•	Time-share marketing and sales – We receive revenues from time-share developers to which we rent space in our airports for the purpose of marketing and sales of time-share units.

•

Duty-free stores – We currently have duty-free stores at four of our 12 airports. These stores are most lucrative at our Puerto Vallarta, Los Cabos and Guadalajara airports, where we have a greater number of international passengers. In June 2009, a 10-year lease for a fixed-rent duty free store at Terminal 3 in Los Cabos ended. This allowed us to renegotiate the contract and obtain a royalty fee contract. All of the duty free stores located in our airports are now on leases where rent is based on a royalty fee.

•

Advertising – Since May 2011, we have been directly operating the advertising at all of our airports, except for Terminal 3 at Los Cabos Airport. Due to this new strategy our revenues from advertising increased 49.7% from 2010 to 2011. We estimate that this income will continue increasing because most advertisers have preferred to rent spaces directly in the airport.

•

Communications – We have consolidated all of the telephone and internet service at our airports with one provider. All of our airports offer wireless internet service. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers.

•

Financial services – In recent years we have expanded and modernized the spaces we lease to financial services providers such as currency exchange bureaus and have additionally improved our contracts with several of the financial services providers at our airports to reflect a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•

Ground transportation – Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

Domestic passengers represented approximately 64.6% of our terminal passenger traffic in 2011. In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States. Based on surveys and studies to understand the consumption habits of our passengers completed during 2010 at the Guadalajara International Airport, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers.

During 2011, we completed the installation of new screening equipment at all 12 of our airports. The operation of this equipment is the responsibility of our airline customers under the Mexican Airport Law. Because the Mexican Airport Law expressly provides that airlines bear the responsibility for checked baggage screening, if an airline wants us to operate the baggage screening system for them, they must enter into a contract with us that allows us to recover the cost of operating the equipment. The contract also indemnifies us and holds us harmless from most types of liability arising in connection with the operation of the baggage screening system. As of the date of this report, we have signed agreements with airlines that transported approximately 30% of our total passenger traffic. We expect to sign agreements with the rest of our airline customers during 2012 on substantially the same terms and conditions as those already signed. Therefore, we have agreed to operate the screening equipment in exchange for the recovery of costs associated with the delivery of the service. For more information on equipment screening, see “Item 4, Business Overview – Regulatory Framework – Scope of Concession”.

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. In 2011, revenues from non-aeronautical services in our airports accounted for 16.7% of our total revenues (21.1% of the sum of aeronautical and non-aeronautical revenues) generated by our airports. As the main part of our business strategy, since we took over control of our airports we have made it a priority to increase our revenues from commercial activities in our airports by:

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

In 2009, new space became available in the Guadalajara International Airport’s domestic arrivals area and allowed us to create a 200 square meter retail area. During 2010, no additional commercial space was added to our airports. During 2011, we added a new food court area at the Guadalajara International Airport, this project consisted of an additional 200 square meters. During 2012, we will finish the construction of a new international terminal at the Los Cabos airport; the terminal will serve as the substitute for Terminal 3. The new terminal will have almost the same number of square meters of commercial space; however, a new layout design will allow us to increase retail, duty free and food and beverage sales. Additionally, during 2012, the Puerto Vallarta airport will add 200 square meters (in the new phase of the satellite building).

•	Renegotiating agreements with terminal tenants to be more consistent with market practices.

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 83.1% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 97.7% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

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

As of today the only material commercial activity at our airports that remains subject to a third-party lease under which we receive only nominal revenue is the hotel at Guadalajara International Airport. A third party, Coco Club, was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the hotel at our Guadalajara International Airport. Subject to the satisfaction of certain conditions, and only if those specific conditions were satisfied, Coco Club had the right to renew the contract and continue operating the hotel for another 15-year period starting in March 2008 at below-market rates. Because we do not believe that Coco Club satisfied all such conditions, we did not renew the lease in 2008. However, Coco Club maintained possession of the hotel. As a consequence, in April 2008 we initiated legal proceedings against Coco Club to regain possession of the hotel due to Coco Club’s failure to satisfy all conditions in the prior lease agreement. On October 31, 2011, we received a favorable decision ordering the return of the hotel. The decision was appealed by Coco Club on December 14, 2011. This legal proceeding remains pending.

Revenues from improvements to concession assets

In 2010 we adopted INIF 17 on a prospective basis, which requires that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. Once quantified, revenues should follow the relevant recognition criteria taking into account the nature of the service rendered. Accordingly, when the operator provides construction or improvement services, revenues associated with such services should be recognized using the percentage-of-completion method while revenues from operating services should be recognized as services are rendered. INIF 17 also references the supplemental application of International Accounting Standard (“IAS”) 18, Revenues. As a result, in 2010 we recognized revenues from improvements to concession assets for the first time. Revenues from improvements to concession assets in 2010 and 2011 do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic (the main driver of our revenues).

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

Our Airports

In 2011, our airports served a total of approximately 20.2 million terminal passengers. In 2011, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 53.0% of our total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main airports serving popular tourist destinations, together accounted for approximately 26.4% of our total terminal passenger traffic in 2011. Hermosillo International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.9% of our total terminal passenger traffic in 2011.

All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the airports for the years indicated.

Sum of aeronautical and non-aeronautical revenues by airport

	Year ended December 31,
	2009		2010		2011
	(thousands of Pesos)
Guadalajara	Ps.	1,115,670	Ps.	1,317,889	Ps.	1,428,342
Tijuana		422,710		525,471		529,248
Los Cabos		566,592		624,562		676,490
Puerto Vallarta		527,723		582,851		566,114
Hermosillo		151,856		159,924		175,954
Guanajuato		148,654		159,212		166,998
La Paz		81,754		90,464		95,326
Mexicali		65,873		66,956		75,523
Morelia		79,677		77,726		71,703
Aguascalientes		44,614		47,762		56,255
Los Mochis		30,243		36,230		32,025
Manzanillo		30,874		27,519		28,529

Total	Ps.	3,266,240	Ps.	3,716,566	Ps.	3,902,507

The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

Year Ended December 31,

	2009			2010			2011
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total Passengers:
Guadalajara	6,453,078	68,252	6,521,330	6,953,861	40,830	6,994,691	7,201,669	48,926	7,250,595
Tijuana	3,407,420	33,943	3,441,363	3,649,477	48,507	3,697,984	3,500,767	42,218	3,542,985
Los Cabos	2,620,403	35,286	2,655,689	2,745,528	18,259	2,763,787	2,806,977	15,204	2,822,181
Puerto Vallarta	2,645,332	8,242	2,653,574	2,735,272	7,883	2,743,155	2,535,876	10,181	2,546,057
Hermosillo	1,174,372	91,652	1,266,024	1,138,308	77,346	1,215,654	1,200,922	67,368	1,268,290
Guanajuato	886,127	4,189	890,316	853,828	5,570	859,398	854,215	3,840	858,055
La Paz	512,555	11,060	523,615	558,820	9,397	568,217	546,474	1,261	547,735
Mexicali	470,909	3,644	474,553	461,356	12,118	473,474	493,047	7,541	500,588
Morelia	447,578	6,021	453,599	429,677	3,652	433,329	376,171	2,063	378,234
Aguascalientes	284,539	914	285,453	294,125	1,093	295,218	328,490	737	329,227
Los Mochis	206,017	27,066	233,083	243,272	23,041	266,313	205,800	17,466	223,266
Manzanillo	178,120	688	178,808	159,677	2,912	162,589	157,168	6,233	163,401

Total	19,286,450	290,957	19,577,407	20,223,201	250,608	20,473,809	20,207,576	223,038	20,430,614

	2009			2010			2011
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Departing Passengers:
Guadalajara	2,180,481	1,072,057	3,252,538	2,357,845	1,159,774	3,517,619	2,339,153	1,285,806	3,624,959
Tijuana	1,644,882	19,355	1,664,237	1,755,332	20,138	1,775,470	1,689,793	16,470	1,706,263
Los Cabos	402,907	918,345	1,321,252	365,441	1,013,982	1,379,423	391,053	1,015,916	1,406,969
Puerto Vallarta	351,938	978,315	1,330,253	346,305	1,026,329	1,372,634	345,445	926,796	1,272,241
Hermosillo	513,466	41,650	555,116	506,784	41,548	548,332	545,650	41,351	587,001
Guanajuato	246,088	196,940	443,028	237,786	188,951	426,737	220,009	204,231	424,240
La Paz	244,816	15,537	260,353	274,016	12,026	286,042	264,118	15,026	279,144
Mexicali	221,385	2,528	223,913	217,716	2,154	219,870	233,496	2,018	235,514
Morelia	117,224	104,832	222,056	118,324	98,712	217,036	112,103	75,221	187,324
Aguascalientes	105,934	37,640	143,574	106,161	41,423	147,584	112,007	53,623	165,630
Los Mochis	96,593	4,781	101,374	117,433	4,170	121,603	100,522	4,322	104,844
Manzanillo	45,291	44,078	89,369	37,016	42,661	79,677	36,866	41,891	78,757

Total	6,171,005	3,436,058	9,607,063	6,440,159	3,651,868	10,092,027	6,390,215	3,682,671	10,072,886

	2009			2010			2011
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Arriving Passengers:
Guadalajara	2,253,081	947,459	3,200,540	2,414,670	1,021,572	3,436,242	2,376,723	1,199,987	3,576,710
Tijuana	1,733,952	9,231	1,743,183	1,864,854	9,153	1,874,007	1,786,576	7,928	1,794,504
Los Cabos	407,339	891,812	1,299,151	385,763	980,342	1,366,105	402,040	997,968	1,400,008
Puerto Vallarta	386,649	928,430	1,315,079	384,855	977,783	1,362,638	369,677	893,958	1,263,635
Hermosillo	581,883	37,373	619,256	556,121	33,855	589,976	583,063	30,858	613,921
Guanajuato	281,679	161,420	443,099	272,015	155,076	427,091	254,113	175,862	429,975
La Paz	236,670	15,532	252,202	261,167	11,611	272,778	254,387	12,943	267,330
Mexicali	245,900	1,096	246,996	240,598	888	241,486	256,684	849	257,533
Morelia	117,896	107,626	225,522	124,207	88,434	212,641	117,950	70,897	188,847
Aguascalientes	112,356	28,609	140,965	115,119	31,422	146,541	121,391	41,469	162,860
Los Mochis	104,136	507	104,643	121,189	480	121,669	100,515	441	100,956
Manzanillo	45,852	42,899	88,751	39,837	40,163	80,000	42,060	36,351	78,411

Total	6,507,393	3,171,994	9,679,387	6,780,395	3,350,779	10,131,174	6,665,179	3,469,511	10,134,690

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2011.

Capacity by Airport (2011)

Airport	Peak air traffic movements per hour(1)	Runway capacity(2)
Guadalajara	35	39
Tijuana	15	31
Los Cabos	24	37
Puerto Vallarta	26	29
Hermosillo	19	29
Guanajuato	12	13
La Paz	10	18
Mexicali	7	19
Morelia	10	11
Aguascalientes	8	16
Los Mochis	9	12
Manzanillo	7	11

(1)	Includes Commercial and General Aviation Operations (demand).
(2)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our airports for the years indicated.

Air Traffic Movements by Airport(1)

	For the year ended December 31,
	2009	2010	2011
Guadalajara	131,721	133,323	129,979
Tijuana	45,218	46,283	42,393
Los Cabos	36,423	36,175	34,288
Puerto Vallarta	41,633	42,705	39,689
Hermosillo	43,514	42,584	44,005
Guanajuato	26,183	26,537	24,920
La Paz	19,162	20,510	18,957
Mexicali	11,177	11,798	11,573
Morelia	15,060	14,914	14,906
Aguascalientes	10,878	12,262	12,965
Los Mochis	17,577	17,346	14,402
Manzanillo	6,461	7,237	7,341

Total	405,007	411,674	395,418

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movement by Airport (1)

	Year ended December 31,
	2009	2010	2011
Guadalajara	49.51	52.46	55.78
Tijuana	76.10	79.90	83.57
Los Cabos	72.91	76.40	82.31
Puerto Vallarta	63.74	64.23	64.15
Hermosillo	29.09	28.55	28.82
Guanajuato	34.00	32.38	34.43
La Paz	27.32	27.70	28.89
Mexicali	42.45	40.13	43.25
Morelia	30.11	29.06	25.37
Aguascalientes	26.24	24.08	25.39
Los Mochis	13.26	15.35	15.50
Manzanillo	27.67	22.46	22.26

Average of all airports	48.34	49.73	51.67

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category (1)

	Year ended December 31,
	2009	2010	2011
Commercial Aviation	301,179	301,421	281,710
Charter Aviation	16,569	17,753	15,887
General Aviation and other	87,259	92,500	97,821

Total	405,007	411,674	395,418

(1)	Includes departures and landings for all 12 airports.

Guadalajara International Airport

Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2011, the Guadalajara International Airport was the third busiest in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2011, the Guadalajara International Airport accounted for approximately 35.6% of our terminal passenger traffic.

In 2011, a total of 7.2 million terminal passengers were served by Guadalajara International Airport. Of the terminal passengers in 2011, 65.5% were domestic and 34.5% were international passengers. Of the airport’s international passengers, we estimate that a significant portion are Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 14 airlines operate at the airport; the principal ones being Volaris, Aeroméxico, Interjet and Aeroméxico Connect. The main non-Mexican airlines operating at the airport are Continental Airlines, Alaska Airlines, Delta Airlines, American Airlines and US Airways. Airlines operating at the airport reach 40 destinations. Of these destinations Mexico City, Tijuana and Los Angeles are the most popular.

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

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and a full parallel taxiway and the other runaway with a length of 1,770 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (ILS) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 61,938 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 1,825 square meters. The main commercial terminal has 20 gates and 21 remote boarding positions. Of the 20 gates, eight serve international flights and 12 serve domestic flights. Of the international gates, three have air bridges, and of the domestic gates, five have air bridges. Additionally there are eleven remote positions used for the regional flights commonly used by Aeroméxico Connect.

As part of our business strategy, during 2010 we began changing the profile and category of service of almost all of the stores to better-known brands. We have plans to complete this process by the second quarter of 2012. The airport has an onsite hotel operated by a third party from which we derive no revenues.

We have continued to take significant steps to modernize and expand the Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. In addition, between 2010 and 2011 we completed the expansion of the international baggage claim area, we expanded the access point areas for departing passengers, and we upgraded the departures hall. Also, during 2011, we completed the new food court, which adds another 250 square meters for food and beverage sales. We also remodeled an additional 100 square meters for specialty retail stores.

Tijuana International Airport

Tijuana International Airport is our second most important airport in terms of passenger traffic, the third in air traffic movements and the fourth in contribution to the sum of aeronautical and non-aeronautical revenues. In 2011, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, it accounted for approximately 17.3% of our terminal passenger traffic.

In 2011, Tijuana International Airport served a total of 3.5 million terminal passengers. Approximately 99.3% of those terminal passengers were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

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

A total of six airlines operate at the airport; the principal ones are Volaris and Aeroméxico. Airlines operating at this airport provide service to 27 destinations. Of these destinations Mexico City, Guadalajara, and Culiacan are the most popular. In addition, Aeroméxico flies twice weekly from Tijuana to Tokyo and Shanghai.

Tijuana International Airport currently operates 17 hours daily between the hours of 7:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for other aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,960 meters and a full parallel taxiway. The runway capacity at this airport is 31 air traffic movements per hour. The airport also has an instrument landing system (ILS) that assists pilots in poor weather. It has 23 gates serving both domestic and international travelers and six remote boarding positions. Of the 23 gates, ten have air bridges.

In 2011, approximately 15.2 thousand metric tons of cargo was transported through the airport.

A portion of the land comprising Tijuana International Airport was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Legal Proceedings – Ejido Participants at Tijuana and Guadalajara Airport.”

Los Cabos International Airport

Los Cabos International Airport is our third most important airport in terms of passenger traffic, our fifth most important airport in terms of air traffic movements and second most important airport in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2011, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2011, Los Cabos International Airport accounted for approximately 13.9% of our terminal passenger traffic.

Approximately 2.8 million terminal passengers were served by the airport in 2011. Approximately 71.7% of the terminal passengers were international passengers. The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur.

A total of 21 airlines operate at the airport with Alaska Airlines, American Airlines, Interjet, US Airways and Continental being the principal ones. Airlines operating at this airport provide service to 38 destinations. Of these destinations Mexico City, Los Angeles and Phoenix are the most popular.

Los Cabos International Airport is located approximately 13 kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. In 2011, the number of visitors to Los Cabos (San José del Cabo and the nearby city of Cabo San Lucas) was approximately 1.5 million, according to the Mexican Immigration Institute. Visitors to this area are generally affluent, and include golfers who enjoy world-class courses, as well as sports fishing and scuba diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters. We believe a growing percentage of visitors to Los Cabos consist of recurring visitors as the popularity and availability of time-shares in the area has increased over recent years.

Los Cabos International Airport’s standard operating hours are from 7:00 a.m. to 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,000 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 37 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters and Terminal 3 occupies approximately 10,600 square meters. The airport has 12 gates and 14 remote boarding positions. In addition, the airport has a general aviation and a Fixed Base Operations terminal (FBO), Terminal 2, occupying 1,961 square meters. We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport. In 2011, approximately 28% of the sum of our aeronautical and non-aeronautical revenues generated at the Los Cabos International Airport was derived from commercial businesses, a percentage that is higher than at any other airport in our group.

During 2011, we began the expansion of the Terminal 4 building and as part of the expansion we will add an additional 1,000 square meters of commercial space, mainly to improve the space for duty free, retail and food and beverage stores. This new terminal will replace the Terminal 3 by the end of 2012.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important airport in terms of passenger traffic and in terms of air traffic movements, and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2011, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, it accounted for approximately 12.5% of our terminal passenger traffic.

In 2011, 2.5 million terminal passengers traveled through Puerto Vallarta International Airport. We estimate that 71.8% of these terminal passengers were international passengers and 28.2% were domestic passengers. The airport primarily serves foreign tourists and is a popular tourist destination in Mexico.

A total of 25 airlines operate at the airport; the principal ones are Alaska Airlines, Aeroméxico Connect and US Airways. Airlines operating at this airport provide service to 43 destinations. Of these destinations, the most popular are Mexico City, Phoenix and Seattle. During 2011, new routes from our Puerto Vallarta airport to San Francisco and Amsterdam were opened by airlines such as Virgin America and Tui ArkeFly.

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

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,100 meters as well as a parallel taxiway. The runway capacity at this airport is 29 air traffic movements per hour. This airport has one main commercial terminal, a fixed-base operation terminal, or FBO, and a general aviation building. FBOs are specialized, full service operations offered to general aviation aircraft. The services offered to FBO users include refueling, cleaning, and catering. The airport has 16 gates serving domestic and international flights, nine remote boarding positions and seven air bridges.

During 2011 we began the expansion of the satellite terminal building and as a result 200 square meters of new commercial space will be added at the end of 2012.

Hermosillo International Airport

Hermosillo International Airport is our fifth most important airport in terms of passenger traffic, our second most important airport in terms of air traffic movements and our fifth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2011, Hermosillo International Airport was the tenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, it accounted for approximately 5.9% of our terminal passenger traffic.

In 2011, Hermosillo International Airport served approximately 1.2 million terminal passengers, and approximately 94.0% of those terminal passengers were domestic. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport; the principal ones are Aeroméxico Connect, Aeroméxico and Volaris. Airlines operating at this airport provide service to 11 destinations. Of these destinations, Mexico City, Guadalajara and Monterrey are the most popular.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately 13 kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 7.1 thousand metric tons of cargo passed through the airport in 2011. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

Hermosillo International Airport operates 14 hours daily between the 6:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other with a length of 1,100 meters. The runway capacity at this airport is 29 air traffic movements per hour. The airport has nine gates and ten remote positions and includes both a commercial aviation building and a general aviation building for small private airplanes.

Guanajuato International Airport

Guanajuato International Airport is our sixth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2011, Guanajuato International Airport was the fourteenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, it accounted for approximately 4.2% of our terminal passenger traffic. During 2011, the airport served 854.2 thousand terminal passengers, 55.5% of which were domestic.

A total of eight airlines operate at the airport; the principal ones are Aeroméxico Connect, Continental and Volaris. Airlines operating at this airport provide service to 9 destinations. Of these destinations, Mexico City, Houston and Tijuana are the most popular.

Guanajuato International Airport is located in the central state of Guanajuato near the cities of Leon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 5.5 million people according to the Mexican National Population Council and is located in Mexico’s Bajio region, best known for its rich colonial history, its agricultural sector and manufacturing industry. General Motors has an assembly plant in Silao, Guanajuato. The local government is developing a “dry dock” or truck loading service terminal near the airport that we believe will increase cargo demand. Guanajuato International Airport operates 20 hours daily between 4:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,500 meters. The runway capacity at this airport is 13 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with six gates and three remote boarding positions. Of the six gates, three have passenger walkways.

La Paz International Airport

La Paz International Airport is our seventh most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2011, La Paz International Airport was the twenty-first busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011 it accounted for approximately 2.7% of our terminal passenger traffic.

During 2011, La Paz International Airport served 546.5 thousand terminal passengers. We estimate that approximately 94.9% of these terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

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

Mexicali International Airport

Mexicali International Airport is our eighth most important airport in terms of passenger traffic and in terms of contribution to the sum of aeronautical and non-aeronautical revenues, and our eleventh most important airport in terms of air traffic movements. In 2011, Mexicali International Airport was the twenty-third busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, it accounted for approximately 2.4% of our terminal passenger traffic. During 2011, Mexicali International Airport served 493.0 thousand terminal passengers. We estimate that approximately 99.4% of passengers served by this airport in 2011 were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of three airlines operate at the airport; the principal ones are Volaris and Aeroméxico. Airlines operating at this airport provide service to five destinations. Of these destinations, Mexico City and Guadalajara are the most popular.

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

Morelia International Airport

Morelia International Airport is our ninth most important airport in terms of passenger traffic and in terms of contribution to the sum of aeronautical and non-aeronautical revenues and our eighth most important airport in terms of air traffic movements. In 2011, Morelia International Airport was the twenty-eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, it accounted for approximately 1.9% of our terminal passenger traffic. In 2011, the Morelia International Airport served 376.2 thousand terminal passengers. We estimate that approximately 61.2% of the terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport; the principal ones are Volaris, Aeroméxico Connect and Continental. Airlines operating at this airport provide service to 8 destinations. Of these destinations, Tijuana, Mexico City and Los Angeles are the most popular.

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

The airport has one runway with a length of 3,400 meters and a single main terminal building. The runway capacity at this airport is 11 air traffic movements per hour. The airport has four gates and nine remote boarding positions.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2011, Aguascalientes International Airport was the thirtieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, it accounted for approximately 1.6% of our terminal passenger traffic. During 2011, the airport served 328.5 thousand terminal passengers. Of these passengers, we estimate that approximately 71.1% were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

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

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important airport in terms of passenger traffic and in terms of contribution to the sum of aeronautical and non-aeronautical revenues, ninth most important in terms of air traffic movements. In 2011, Los Mochis International Airport was the thirty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, it accounted for approximately 1.0% of our terminal passenger traffic.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. During 2011 the airport served 205.8 thousand terminal passengers, approximately 97.7% of which were domestic passengers. The area’s sport fishing and hunting attract both Mexican and foreign visitors. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations particularly are affected by economic conditions in Mexico.

A total of three airlines operate at the airport which are Aeroméxico Connect, Volaris and Transportes Aeropacífico. Airlines operating at this airport provide service to five destinations. Of these destinations, Mexico City, Tijuana and Hermosillo are the most popular.

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

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2011, Manzanillo International Airport was the thirty-ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, it accounted for approximately 0.8% of our terminal passenger traffic.

During 2011, the airport served 157.2 thousand terminal passengers. We estimate that approximately 50.2% of these passengers were domestic passengers and 49.8% of these passengers were international passengers.

A total of eight airlines operate at this airport; the principal ones are Aeromar and Alaska Airlines. The other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Houston.

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

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2011, 20 international airlines and 9 Mexican airlines operated flights at our 12 airports. Volaris is our principal airline customer in terms of total passengers at our airports, with Aeroméxico and Aeroméxico Connect (together the “Aeroméxico Group”) providing the second and third highest number of total passengers. In 2011, revenues from Volaris and the passengers they moved through our airports totaled Ps. 810.9 million, of which Ps. 755.2 million were paid to the airports for the passengers they moved in form of passenger charges, representing 19.4% of the sum of our aeronautical and non-aeronautical revenues for 2011. Revenues from the Aeroméxico Group and the passengers they moved through our airports were Ps. 605.9 million during 2011, of which Ps. 588.0 million were paid to the airports for the passengers they moved in form of passengers charges, representing 15.1% of the sum of our aeronautical and non-aeronautical revenues for 2011. In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earned revenues from landing charges, aircraft parking charges and the leasing of space to these airlines.

As a result of certain disputes with our airline customers, beginning in 2003, we have entered into agreements with the National Air Transportation Chamber of Commerce and the Ministry of Communications and Transportation pursuant to which we resolved certain existing disputes with our airline customers entered into (a) contracts governing charges for aeronautical services, (b) lease contracts for property used by the airlines and (c) contracts governing collection of passenger charges. In February 2010 we renewed our agreement for the 2010-2011 period. These agreements represented (a) virtually all of the relevant contracts governing the collection of passenger charges, (b) a substantial majority of the agreements for the leasing of space in our terminals and (c) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number agreements to be entered into. In March 2012, we signed a new agreement which maintained essentially the same terms as our previous contracts.

Changes in Principal Airlines Operating at our Airports

On August 28, 2010, Grupo Mexicana, which operated through its three subsidiaries, Mexicana, Mexicana Click, and Mexicana Link, suspended operations indefinitely. On the day Grupo Mexicana suspended operations, they were operating at 10 of our 12 airports. During the first half of 2010, Grupo Mexicana transported 1,869,636 total passengers in our network representing 18.3% of our total passengers. This made Grupo Mexicana our third most important airline group in terms of the number of passengers transported within our airports. During 2009 and the first half 2010, aeronautical revenues from Grupo Mexicana and from the passengers they moved through our airports represented 16.2% and 17.0% of our total aeronautical revenues, respectively. As of August 28, 2010, we had a pending balance due from Grupo Mexicana of Ps. 49.9 million. Of this amount, Ps. 38.6 million corresponds to passenger charges, which Grupo Mexicana collected on behalf of our airports from passengers of Mexicana, Click or Link through August 27, 2010. We have yet to receive this amount, therefore as of the date of this report, we have an allowance for doubtful accounts for Ps. 64.3 million.

On November 29, 2011, AMR Corporation, parent of American and American Eagle, publicly announced that AMR Corporation and certain of its U.S.-based subsidiaries (including American and American Eagle) filed voluntary petitions for Chapter 11 reorganization in a U.S. Bankruptcy Court. To date, AMR Corporation, through its two subsidiaries American and American Eagle, operates at 6 of our 12 airports, (Aguascalientes, Guanajuato, Guadalajara, Morelia, Puerto Vallarta and Los Cabos). From January to December 2011, AMR Corporation, through its subsidiaries, transported 849,442 total passengers at our airports, which corresponds to 4.3% of our passenger traffic in 2011. This made AMR Corporation our eighth most important airline group in terms of the number of passengers transported within our airports. During 2010 and 2011, aeronautical revenues from AMR Corporation and the passengers they moved through our airports represented 5.9% and 5.4% of our total aeronautical revenues, respectively. Although the Chapter 11 process permits American and American Eagle to continue operating flights normally during the reorganization, we may in the future need to take necessary reserves to ensure the payment of any pending balances should AMR Corporation fail to emerge from Chapter 11 bankruptcy.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services, Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (the successor company to Servicios de Apoyo en Tierra or “SEAT”) (a subsidiary of Grupo Aeroméxico and, until 2010, of Grupo Mexicana) and AGN Aviation Services, S.A. de C.V., which provided Ps. 22.2 million, Ps. 6.1 million and Ps. 4.2 million of the sum of aeronautical and non aeronautical revenues, respectively, each in the form of access fees in 2011. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which provided Ps. 5.1 million and Ps. 1.5 million of revenues, respectively, in the form of access fees in 2011.

While we receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales, we receive only a fixed fee when a company is a subsidiary or affiliate of an airline. Among our three principal providers of baggage handling Administradora Especializada en Negocios, S.A. de C.V. is the only subsidiary of airlines.

Principal Non-Aeronautical Services Customers

At December 31, 2011, we were party to approximately 1,059 contracts (46.8% more than 721 contracts we were a party to in 2010) with providers of commercial services in the commercial space in our airports, including retail store operators, duty-free store operators, food and beverage providers, time share developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies and tourist information and promotion services. The increase in our contracts in 2011 is due to the fact that since May 2011 we have been directly operating the advertising services at all of our airports. As a result, our revenues from non-aeronautical services come from commercial customers that are spread across a large number of customers and therefore are not dependent on a limited number of principal customers. In 2011, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps. 78.6 million), Operadora Aeroboutiques, S.A. de C.V. (convenience stores; Ps. 35.1 million), Teléfonos de México, S.A.B. de C.V. (Communications and advertising Ps. 22.9 million), Unidad de Diseño y Comunicación, S.A. de C.V. (advertising; Ps. 19.4 million), Aerocomidas, S.A. de C.V. (food and beverages; Ps. 18.3 million), Compañía Mexicana de Tiempos Compartidos, S.A. de C.V. (time-share developer; Ps. 11.8 million) and Servicios Inmobiliarios ALSEA, S.A. de C.V. (food and beverage; Ps. 11.3 million).

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

On May 12, 2010 the Mexican government announced through the Ministry of Communications and Transportation the commencement of the bidding process for the Riviera Maya airport and issued the requirements for that process. The Mexican government received proposals in April 2011. On April 25, 2011, we filed its proposal, in a consortium formed with Grupo México, S.A.B. de C.V., to participate in the bid for the Riviera Maya airport project. On May 20, 2011, the Ministry of Communications and Transportation released a communication saying that all proposals for this concession were found deficient and voided, including ours. Consequently, the international public bidding process for the construction, administration and operation of the airport located in the municipality of Tulum was declared deserted or void. As of the date of this filing, the Ministry of Communications and Transportation has not announced whether or not there will be a new bidding process for the Riviera Maya airport project.

As of the date of this filing, the government has not provided further information in respect to the Ensenada airport and the Mar de Cortés airport as to the expected type or size of these airports, and we cannot predict whether these airports, if they are constructed, will compete with our airports Also see “Item 3, Risk Factors – Risk Related to the Regulation of our Business – The Mexican government could grant new concessions that compete with our airports.”

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

Regulatory Initiatives

The Ministry of Communications and Transportation intended to establish a new regulatory agency. This new agency was expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. An initiative was introduced in Mexico’s Congress on February 26, 2009 to establish such an agency and reform a substantial part of the current Mexican Airport Law, but it was rejected by the legislature on April 20, 2010. On December 14, 2011, a new bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. As of the date of this report, the amendments to the Airport Law have not been approved. See “– Report of the Federal Competition Commission on Mexico’s Airports” further below.

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

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of new screening equipment and that baggage be checked manually if the equipment signals the potential presence of prohibited items. Because of uncertainty over the policy letter’s implementation, the installation of the new screening equipment was initially delayed. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility has caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. The Mexican Bureau of Civil Aviation is expected to issue regulations implementing the policy letter, but these may not address the questions of responsibility and constitutionality that have been raised.

During 2011, we completed the installation of new screening equipment at all 12 of our airports. Although we incurred significant capital expenditures installing this screening system, we believe that the operation of this equipment is the responsibility of our airline customers under the Mexican Airport Law. Because the Mexican Airport Law expressly provides that airlines bear the responsibility for checked baggage screening, if an airline wants us to operate the baggage screening system on its behalf, it must enter into a contract with us that allows us to recover the cost of operating the equipment. The contract also includes a clause in which the airline agrees to hold us harmless, not to make any claims against us and indemnifies us against certain types of liability arising in connection with the operation of the baggage screening system. The indemnification applies broadly and includes lawsuits for (i) the death or injury of any passenger or personnel of the airline or any third parties (ii) any damage, delay or loss of luggage, and (iii) any damage to the airline’s equipment arising from our operation of the baggage screening system service; provided that, if it is determined in a legal proceeding that the damages resulted from an act or omission committed with malice or in bad faith by one or more of our employees, officers or contractors, then the airline may pursue legal action only against the specific employee, officer or contractor.

As of the date of this report, we have entered into agreements that include the representation from the airlines to hold us harmless and the indemnification mentioned previously, to operate baggage screening systems with Volaris, Magnicharters, Westjet, Airtransat, Sunwing and US Airways. These agreements represent approximately 30% of our total passenger traffic. We expect to sign agreements with the rest of our airline customers during 2012 on substantially the same terms and conditions as those already signed.

We are incurring ongoing expenses to install, maintain and operate this equipment. Although the costs have been limited to the minimum required to provide the required services to our airline clients that already signed the agreement, we will continue recovering those costs only if more airlines sign a contract to have us provide the baggage screening service. Additionally, we expect to incur ongoing expenses to maintain the equipment and could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if requirements are changed.

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

Once the capital expenditures related with the Master Development Programs are established, it is adjusted annually according to the increases in the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones), and the concessionaire is obligated to meet the adjusted amounts.

In December 2009, the Ministry of Communications and Transportation approved the Master Development Programs for each of our subsidiary concession holders for the 2010-2014 period. We allocated 83.6% of our investments for the 2010-2014 period to the Guadalajara, Los Cabos, Puerto Vallarta and Tijuana airports.

Our Master Development Programs are approved by the Ministry of Communications and Transportation for periods of five years, as stated in our concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the Ministry of Communications and Transportation may apply sanctions if we do not so comply. Recently, the Ministry of Communications and Transportation has reviewed our compliance on an annual basis. The Ministry of Communications and Transportation may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. The Ministry of Communications and Transportation has certified our compliance with our Master Development Program for 2010. As of the date of this filing, the Ministry of Communications and Transportation has not completed our certification process for 2011.

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

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation. Under this price regulation system, the Ministry of Communications and Transportation establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the Ministry of Communications and Transportation certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. For the five-year period from 2005 to 2009, the Ministry of Communications and Transportation certified that we have not collected revenues in excess of the permitted levels. The Ministry of Communications and Transportation also has reviewed our maximum rates and certified that we have not collected revenues in excess of the permitted level for 2010. The review for 2011 will take place during the second quarter of 2012. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2010 and 2011, approximately 67.6% and 62.3%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (79.6% and 78.9%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under our maximum rates).

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

Current Maximum Rates(1)

	Year ended December 31,
	2010	2011	2012	2013	2014
Guadalajara	112.00	111.22	110.44	109.66	108.90
Tijuana	99.18	98.49	97.80	97.11	96.43
Los Cabos	143.14	142.14	141.14	140.16	139.17
Puerto Vallarta	137.91	136.94	135.98	135.03	134.09
Hermosillo	97.63	96.95	96.27	95.60	94.93
Guanajuato	130.69	129.77	128.87	127.96	127.07
La Paz	122.34	121.48	120.63	119.79	118.95
Mexicali	99.65	98.95	98.26	97.57	96.89
Morelia	136.01	135.06	134.11	133.17	132.24
Aguascalientes	113.38	112.59	111.80	111.02	110.24
Los Mochis	116.85	116.03	115.22	114.41	113.61
Manzanillo	128.37	127.47	126.58	125.69	124.81

(1)	Expressed in constant pesos as of December 31, 2007 (applying the efficiency factor year over year).

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

Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected earnings before interest, taxes, depreciation and amortization, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. We prepared a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate. The maximum rates ultimately established by the Ministry of Communications and Transportation historically have resulted from a negotiation between the Ministry of Communications and Transportation and us regarding these variables. Once the maximum rates are established, they must be adjusted each year by the efficiency factor and by the Mexican Producer Price Index (Índice Nacional de Precios al Productor) excluding petroleum. Also once the maximum rates are established based in part on the capital expenditures included in our Master Development Programs, the capital expenditures must be adjusted according to the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones).

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2012, the daily minimum wage in Mexico City was Ps. 62.33. As a result, the maximum penalty at such date could have been Ps. 3.1 million (U.S.$ 223,389) per airport.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2012 was Ps. 12.5 million (U.S.$ 0.9 million) for an individual failure to comply.

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

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, land use, soil contamination, noise control, hazardous waste, environmental audits and natural protected areas. The General Environmental Law also regulates, among other things, vibrations, thermal energy and visual pollution, although the Mexican government has not yet issued enforceable regulation on the majority of these matters. The General Environmental Law also provides that companies that contaminate soils are responsible for their clean-up. Further, according to the Law on Waste, owners and/or possessors of property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject. Restrictions on the transfer of contaminated sites also exist. The Law on Waste also regulates the generation, handling and final disposal of hazardous waste.

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

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish limits on air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters. As of December 31, 2011, Mexican Official Norms on soil contamination and waste management were still being developed. Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

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

As of December 2010, our environmental management system had been implemented at our Aguascalientes, Guanajuato, La Paz and Morelia airports under ISO 14001:2004. During 2011, Hermosillo and Los Mochis airports were also certified. With these certifications, we now have 6 airports operating under our environmental management system.

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

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared. We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Sureste and Grupo Aeroportuario del Centro Norte, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report and stating that we are committed to participating in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector. In addition, initiatives in the past have been introduced in the Mexican Congress to make certain reforms to the Mexican Airport Law that, if enacted, could have a material adverse effect on us. For instance, on February 26, 2009, a legislative initiative was filed with the Chamber of Representatives (Cámara de Diputados) of the Mexican Congress. This initiative sought to reform a substantial part of the current Mexican Airport Law. On March 25, 2010, the Transportation and Communications Commission of Congress released a negative opinion letter on this initiative, and on April 20, 2010 Congress officially rejected the initiative.

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. As of the date of this report, the amendments to the Airport Law have not been approved. Among other items, the bill proposes that the Ministry of Communications and Transportation will gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico, and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. We cannot predict whether the bill will be approved or, if approved, the impact it would have on us.

ORGANIZATIONAL STRUCTURE

The following table sets forth our subsidiaries as of December 31, 2011.

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

Our corporate headquarters are located in Guadalajara, Jalisco. We lease the office space for our corporate headquarters, located on the fifth and sixth floors of Torre Pacífico, from Guadalajara World Trade Center. In addition to our corporate offices in Guadalajara, we also lease office space in Colonia Los Morales, in Mexico City from Racine, S.A. de C.V.

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

Our consolidated financial statements were prepared in accordance with MFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to us. Also see “– Principal Differences Between MFRS and U.S. GAAP.”

Overview

We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2009, 2010 and 2011, approximately 77.7%, 67.6% and 62.3% respectively, of our total revenues were derived from aeronautical services (in 2010 and 2011, aeronautical services represented 79.6% and 78.9% respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges. Also see “Item 4, Business Overview – Our Sources of Revenues – Non-aeronautical Services – Recent Expansion and Development of Commercial Areas.”

Traffic at our airports has been adversely affected by increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. See “Item 3, Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – The Mexican government could grant new concessions that compete with our airports” for more information.

Recent Developments

Parent company of American Airlines files for Chapter 11 reorganization

On November 29, 2011, AMR Corporation (“AMR”), parent of American Airlines Inc. (“American”) and AMR Eagle Holding Company (“American Eagle), filed voluntary petitions for Chapter 11 reorganization in a U.S. Bankruptcy Court. The Chapter 11 process permits American and American Eagle to continue operating flights normally during the reorganization. To date, AMR Corporation, through its two subsidiaries American and American Eagle, operates at 6 of our 12 airports, (Aguascalientes, Guanajuato, Guadalajara, Morelia, Puerto Vallarta and Los Cabos). From January to December 2011, AMR Corporation, through its subsidiaries, transported 849,442 total passengers at our airports, which represents 4.3% of our passenger traffic in 2011.

Mexicana Operations Suspended

On August 2, 2010, Mexicana announced that it was filing for bankruptcy, and on August 28, 2010, Grupo Mexicana (including Mexicana and low-cost carriers Mexicana Click and Mexicana Link) suspended all operations due to financial troubles in the wake of its bankruptcy filings. Prior to Mexicana’s bankruptcy filing, Grupo Mexicana was our third largest airline client, accounting for 18.3% of passenger traffic and 12.8% of revenues through July 31, 2010. Since Grupo Mexicana ceased operations, approximately 60.4% of the available seats that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased. We are an unsecured creditor of Grupo Mexicana in the bankruptcy process (concurso mercantil) with a claim of Ps. 49.9 million in respect of accrued and unpaid passenger and airport facility usage fees as of the date it ceased operations. We have recorded an allowance for doubtful accounts of Ps. 53.0 million in respect of this claim as of December 31, 2010 and Ps. 11.3 million during 2011. See “Item 3. Risk Factors – Risks Related to our Operations – The loss of one or more of our key customers could result in the loss of a significant amount of our revenues.” As of the date of this report, Mexicana has announced that it was considering capitalization proposals from several parties.

Economic Downturn and Recovery

The U.S. and Mexican economies are currently recovering from a recession. In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively. In 2009, the U.S. gross domestic product continued to decline at an annualized rate of 2.4%. In 2010, however, the U.S. economy began to recover, with gross domestic product increasing at an annualized rate of 2.9%. In 2011, the U.S. economy grew at an annualized rate of 1.7%. Likewise, according to the INEGI, Mexico’s gross domestic product decreased 6.5% in 2009. In 2010, the Mexican economy also began recovering and grew 6.2%.

In 2011, the Mexican economy grew of an annualized rate of 3.9%. The air travel industry and, as a consequence, our results of operations, are substantially influenced by economic conditions in Mexico and the United States. In 2009, 2010 and 2011, approximately 87.7%, 91.0% and 88.5%, respectively of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Similarly, in 2009, 2010 and 2011, approximately 65.7%, 65.4% and 64.6% of our passengers traveled on domestic flights, and approximately 34.4%, 31.0% and 28.5% respectively, of our total revenues in those years were derived from domestic passenger charges (in 2010 and 2011, 36.5% and 36.0%, respectively, of the sum of aeronautical and non-aeronautical revenues were derived from domestic passenger charges).

Riviera Maya Airport Bidding Process

The Mexican government, acting through the Ministry of Communications and Transportation is carrying out a public bidding process to award the concession for the construction, operation and management of an international airport in the Riviera Mayan in the state of Quintana Roo. This airport would be located in Tulum, approximately 101 kilometers from Cancun. The bidding process for the concession’s airport was announced on May 11, 2010. The Mexican government began receiving proposals in April 2011. On April 25, 2011, the Company filed its proposal, in a consortium formed with Grupo México, S.A.B. de C.V., to participate in the bid for the Riviera Maya airport project. On May 20, 2011, the Ministry of Communications and transportation released an announcement saying that all proposals for this concession were found deficient and voided, including ours. Consequently, the international public bidding process for the construction, administration and operation of the airport located in the municipality of Tulum was declared deserted or void. As of the date of this report the Ministry of Communications and Transportation has not announced any future plans with respect to the Riviera Maya airport project.

Fluctuation in the Peso

International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally invoiced and collected in Mexican pesos. Because such tariffs are invoiced taking into account the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation in the peso occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation in the peso could result in us invoicing substantially less than our maximum rate per work load unit. We do not have any means of recovering lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible. Since the beginning of our concessions, fluctuations in the peso have not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates.

As long as we are able to ensure that our revenues do not exceed our maximum rates as discussed above, the depreciation in the peso has a positive effect on our revenues from a commercial and aeronautical operations perspective while appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and some of our contracts with commercial services providers are denominated in U.S. dollars, but only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation in the peso against the dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar to 14.21 pesos per U.S. dollar. Between March 31, 2009 and December 31, 2009, the peso fluctuated between Ps. 13.00 and Ps. 14.00 per U.S. dollar, and then began to appreciate. From December 31, 2009 to December 30, 2010 the peso appreciated by approximately 5.4%, from 13.06 pesos per U.S. dollar on December 31, 2009 to 12.38 pesos per U.S. dollar on December 30, 2010. The peso then continued appreciating until reaching Ps. 11.87 per U.S. dollar on June 10, 2011, but since then, the peso has depreciated to 13.95 pesos per U.S. dollar on December 30, 2011. On March 20, 2012, the exchange rate for pesos was Ps. 12.70 per U.S. $1.00.

Adoption of IFRS

Beginning in 2012, Mexican issuers with securities listed on the Mexican securities exchange will be required to prepare financial statements for periods beginning after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”).

The U.S. Securities and Exchange Commission permits foreign private issuers to prepare their financial statements in accordance with IFRS without having to provide a reconciliation to U.S. GAAP.

The consolidated financial statements for the year ending December 31, 2012 to be issued by us will be its first annual financial statements that comply with IFRS. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period established by IFRS 1, First-Time Adoption of International Financial Reporting Standards. According to IFRS 1, we will apply the relevant mandatory exceptions and certain optional exemptions to the retroactive application of IFRS, as well as, the required additional disclosures.

Based on a conceptual analysis of the differences between MFRS and IFRS as they apply to us, as of January 1, 2011, we believe the most significant effects will be the elimination of inflation in our improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other intangible assets, common stock and legal reserve; including other less significant impacts. Additionally, our deferred income taxes will be impacted as a result of such effects. For a more comprehensive disclosure, which includes management’s estimate of the corresponding amounts, please see Note 28 to our audited consolidated financial statements.

Passenger and Cargo Volumes

The majority of the passenger traffic volume in our airports is made up of domestic passengers. In 2011, approximately 64.6% of the terminal passengers using our airports were domestic. The total number of domestic terminal passengers for 2011 decreased 1.2% as compared to 2010. In addition, of the international passengers traveling through our airports, a majority have historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to certain of our revenues and passenger and cargo volumes for the years indicated.

	Year ended December 31,
	2009		2010		2011
Change in Mexican gross domestic product(1)		(6.5)%		6.2%		3.9%
Change in Mexican Consumer Price Index(2)		3.6%		4.4%		3.8%
Domestic terminal passengers(6)		12,678.4		13,220.5		13,055.4
International terminal passengers(6)		6,608.1		7,002.6		7,152.2
Total terminal passengers(6)		19,286.5		20,223.2		20,207.6
Cargo units(3)		1,262.8		1,604.8		1,568.2
Total workload units(3)		20,549.3		21,827.9		21,775.8
Change in total terminal passengers(4)		(13.3)%		4.9%		(0.1)%
Change in workload units(4)		(13.3)%		6.2%		(0.2)%
Aeronautical revenues(5)	Ps.	2,537.3	Ps.	2,957.8	Ps.	3,077.9
Change in aeronautical revenues(4)		(8.1)%		16.6%		4.1%
Aeronautical revenues per workload unit	Ps.	123.5	Ps.	135.5	Ps.	141.3
Change in aeronautical revenues per workload unit(4)		6.0%		9.7%		4.3%
Non-aeronautical revenues(5)	Ps.	729.0	Ps.	758.8	Ps.	824.6
Change in non-aeronautical revenues(4)		0.1%		4.1%		8.7%
Non-aeronautical revenues per terminal passenger	Ps.	37.8	Ps.	37.5	Ps.	40.8
Change in non-aeronautical revenues per terminal passenger (4)		15.6%		(0.8)%		8.8%

(1)	In real terms, as reported by the Mexican National Institute of Statistics.
(2)	As reported by the Mexican Central Bank.
(3)	In thousands. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.
(4)	In each case, as compared to the previous period.
(5)	In millions of pesos.
(6)	In thousands.

In 2011, we had 20.2 million terminal passengers (13.0 million domestic and 7.2 million international), of which 151.4 thousand were on general aviation flights, and an additional 223.0 thousand were transit passengers. Approximately 21.9% of our transit passengers were handled at the Guadalajara International Airport.

Classification of Revenues

Beginning in January 2010 with the adoption of INIF 17 on a prospective basis, for financial reporting purposes, we added another revenue category and now classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2009, 77.7% of our total revenues were derived from aeronautical services, but in 2010 and 2011, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 67.6% and 62.3%, respectively, of total revenues. In 2009, 22.3% of our total revenues were derived from non-aeronautical services, but in 2010 and 2011, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 17.3% and 16.7%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 79.6% and 20.4% respectively, of the sum of aeronautical and non-aeronautical revenues in 2010 and 78.9% and 21.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2011. In 2010 and 2011, revenues from improvements to concession assets accounted for 15.0% and 21.0%, respectively, of our total revenues.

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

From 2006 to 2009 the efficiency factor applied to our maximum tariffs was 0.75%. For 2010 and 2011 the efficiency factor was 0.70% and will remain at this level until December 31, 2014. Our weighted average maximum tariffs, as determined by the Ministry of Communications and Transportation, (prior to inflation adjustments using the Mexican Producer Price Index) decreased by 0.97% in 2009, increased 30.6% in 2010 and decreased 0.88% in 2011. At the same time, the Mexican Producer Price Index, excluding petroleum increased by 2.0%, 4.4% and 7.2% in 2009, 2010 and 2011 respectively. This led to increases in our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican Producer Price Index, excluding petroleum of 1%, 3% and 6% in 2009, 2010 and 2011 respectively. The total workload units at our airports were 20.5 million, 21.8 million and 21.8 million in 2009, 2010 and 2011 respectively, a decrease of 13.3% in 2009, an increase of 6.2% in 2010 and a decrease of 0.2% in 2011. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2009, 2010 and 2011 average aeronautical revenues per workload unit were Ps. 123.5, Ps. 135.5 and Ps. 141.3 respectively, which represented an increase of 9.7% and 4.3% in 2010 and 2011, respectively. The increase in 2010 resulted from increases in both passenger traffic and tariffs. The increase in 2011 resulted mainly from increases in tariffs due to adjustments for inflation.

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

The following table sets forth our revenues from aeronautical services for the years indicated.

Aeronautical Revenues

	Year ended December 31,
	2009			2010			2011
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	2,089.7	82.4%	Ps.	2,454.5	83.0%	Ps.	2,556.4	83.1%
Aircraft landing charges		138.3	5.5		152.4	5.2		157.7	5.1
Aircraft parking charges		122.9	4.8		140.4	4.7		144.3	4.7
Airport security charges		35.2	1.4		38.9	1.3		40.9	1.3

	Year ended December 31,
	2009			2010			2011
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger walkway charges		19.7	0.8		22.5	0.8		24.3	0.8
Leasing of space to airlines		90.7	3.6		98.1	3.3		101.0	3.3
Revenues from complementary service providers(1)		40.8	1.6		50.9	1.7		53.4	1.7

Total Aeronautical Revenues	Ps.	2,537.3	100.0%	Ps.	2,957.8	100.0%	Ps.	3,077.9	100.0%

Other Information:
Total workload units(2)		20.5			21.8			21.8
Total aeronautical revenues per workload unit	Ps.	123.5		Ps.	135.5		Ps.	141.3
Change in aeronautical revenues(3)			(8.1)%			16.6%			4.1%
Change in total aeronautical revenues per workload unit(3)			6.0%			9.7%			4.3%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	In each case, as compared to the previous year.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. In 2009, 2010 and 2011, passenger charges represented 82.4%, 83.0% and 83.1%, respectively, of our aeronautical services revenues and 64.0%, 56.1% and 51.8%, respectively, of our total revenues (in 2010 and 2011, passenger charges represented 66.0% and 65.5%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2009		2010		2011
	Amount	% change	Amount	% change	Amount	% change
	(in thousands, except percentages)
Guadalajara	2,977.3	(10.7)%	3,224.7	8.3%	3,384.7	5.0%
Tijuana	1,612.4	(13.2)	1,726.6	7.1	1,664.5	(3.6)
Los Cabos	1,287.9	(12.0)	1,350.7	4.9	1,386.2	2.6
Puerto Vallarta	1,289.7	(19.9)	1,329.3	3.1	1,237.0	(6.9)
Hermosillo	455.9	(6.8)	455.3	(0.1)	476.0	4.6
Guanajuato	422.0	(20.8)	408.1	(3.3)	408.3	0.1
La Paz	250.4	(1.7)	268.5	7.2	265.8	(1.0)
Mexicali	215.2	(9.1)	211.6	(1.7)	227.6	7.5
Morelia	211.4	(17.0)	207.6	(1.8)	177.5	(14.5)
Aguascalientes	137.5	(33.5)	141.9	3.2	158.3	11.6
Los Mochis	93.9	(7.1)	115.4	22.9	99.0	(14.2)
Manzanillo	85.0	(19.9)	76.3	(10.2)	74.7	(2.1)

Total	9,038.6	(13.5)%	9,516.1	5.3%	9,559.6	0.5%

Non-aeronautical Revenues

Non-aeronautical services historically have generated a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 22.3%, 17.3% and 16.7% of total revenues in 2009, 2010 and 2011, respectively (in 2010 and 2011, non-aeronautical revenues represented 20.4% and 21.1%, respectively, of the sum of aeronautical and non-aeronautical revenues). Non-aeronautical revenues per terminal passenger were Ps. 37.8, Ps. 37.5 and Ps. 40.8 in 2009, 2010 and 2011, respectively. Our revenues from non-aeronautical services are principally derived from commercial activities. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

The majority of our non-aeronautical revenues is derived from commercial activities such as advertising, car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities) and rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as time-share developers, retail stores, food and beverage providers, car rental agencies and duty-free store operators, as well as fees collected from other miscellaneous sources, such as vending machines.

The following table sets forth our revenues from non-aeronautical services for the years indicated.

Non-aeronautical Revenues

	Year ended December 31,
	2009			2010			2011
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Commercial activities:
Car parking charges	Ps.	142.8	19.6%	Ps.	164.0	21.6%	Ps.	169.8	20.6%
Leasing of space(1)		112.7	15.5		112.8	14.9		115.7	14.0
Car rentals		71.6	9.8		72.9	9.6		81.7	9.9
Food and beverage operations		73.0	10.0		71.6	9.4		74.3	9.0
Retail operations		70.1	9.6		76.3	10.1		78.8	9.6
Duty-free operations		62.1	8.5		66.4	8.7		71.2	8.6
Advertising		37.3	5.1		36.1	4.8		54.0	6.6
Communications		9.7	1.3		8.7	1.1		7.6	0.9
Financial services		12.1	1.7		11.3	1.5		13.1	1.6
Time-sharing		88.3	12.1		86.6	11.4		82.4	10.0
Other		27.7	3.8		31.5	4.1		35.3	4.3

Total commercial activities		707.4	97.0		738.1	97.3		784.0	95.1
Recovery of costs(2)		21.6	3.0		20.7	2.7		40.6	4.9

Total Non-aeronautical Revenues	Ps.	729.0	100.0%	Ps.	758.8	100.0%	Ps.	824.6	100.0%

Other Information:
Total terminal passengers(3)		19.3			20.2			20.2
Non-aeronautical revenues per terminal passenger	Ps.	37.8		Ps.	37.5		Ps.	40.8
Change in non-aeronautical revenues per terminal passenger(4)			15.6%			(0.7)%			8.8%
Car parking charges per terminal passenger	Ps.	7.4		Ps.	8.1		Ps.	8.4
Change in car parking charges per terminal passenger(4)			2.0%			9.5%			3.7%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility, fuel and maintenance charges that are transferred to airlines and other tenants in our airports.
(3)	In millions of passengers.
(4)	In each case, as compared to the previous year.

In 2011, revenues from non-aeronautical services in our airports accounted for 16.7% of the total revenues generated by our airports (in 2011, non-aeronautical revenues represented 21.1% of the sum of aeronautical and non-aeronautical revenues). In contrast, we believe that revenues from commercial activities may account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2010 to 2011), except in the years in which the maximum tariffs are reset.

In recent years, non-aeronautical revenues per terminal passenger have increased 8.0% (from Ps. 37.8 in 2009 to Ps. 40.8 in 2011), while our cost of services per workload unit has increased 6.9% (from Ps. 42.3 in 2009 to Ps. 45.2 in 2011), resulting in non-aeronautical services contributing more to our results of operations.

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

Certain categories of non-aeronautical revenues are directly impacted by passenger traffic (for example car parking and rental, and food and beverage providers) while others are not (for example leasing of space, on which we earn at least a minimum fixed rent indexed to inflation each year, which may be increased by royalty-based payments as discussed below). Accordingly, non-aeronautical revenues do not always behave in the same manner as passenger traffic or workload units.

We estimate that approximately 83.1% of our commercial agreements could be arranged as royalty-based contracts based on the nature of our tenants’ operations, representing approximately 79.0% of our total non-aeronautical revenues. Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit. During 2009, 2010 and 2011, non-aeronautical revenues were Ps. 729.0 million, Ps. 758.8 million and Ps. 824.6 million respectively, representing an increase of 4.1% and 8.7% in 2010 and 2011, respectively. In 2010, terminal passenger volume increased more than the increase in non-aeronautical revenues. Terminal passenger volume increased 4.9% while non-aeronautical revenues increased 4.1%. As a result, non-aeronautical revenues per terminal passenger decreased from Ps. 37.8 per passenger in 2009 to Ps. 37.5 per passenger in 2010, a decrease of 0.7%. In 2011, non-aeronautical revenues per terminal passenger increased from Ps. 37.5 per passenger in 2010 to Ps. 40.8 per passenger in 2011 mainly due to the fact that total terminal passenger volume remained almost unchanged while non-aeronautical income increased 8.7% as compared to 2010.

Revenues from improvements to concession assets

In 2010, we adopted INIF 17 on a prospective basis, which requires that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. Once quantified, revenues should follow the relevant recognition criteria taking into account the nature of the service rendered. Accordingly, when the operator provides construction or improvement services, revenues associated with such services should be recognized using the percentage-of-completion method while revenues from operating services should be recognized as services are rendered. INIF 17 also references the supplemental application of IAS 18, Revenues. As a result, starting in 2010 we recognized revenues from improvements to concession assets. Revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic (the main driver of our revenues). During 2010 we recognized Ps. 657.1 million in revenues from improvements to concession assets. In 2011, we recognized Ps. 1.03 billion in revenues from improvements to concession assets. This represented a 57.7% increase as compared to 2010 due to a higher level of commitments under our Master Development Programs for 2011.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2009		2010			2011
	Amount		Amount		% change	Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	335.6	Ps.	344.8	2.7%	Ps.	367.3	6.5%
Maintenance		179.4		185.4	3.4		179.5	(3.2)
Safety, security and insurance		110.7		114.1	3.1		131.2	14.9
Utilities		91.3		103.9	14.1		122.1	18.1
Other		152.3		216.0	41.2		184.8	(14.5)
Total cost of services		869.3		963.9	10.9		984.9	2.2
Technical assistance fees		111.7		128.4	14.8		136.2	6.1
Concession taxes		162.5		185.0	13.9		193.8	4.7
Depreciation and amortization:
Depreciation(1)		82.5		94.7	14.8		127.7	34.9
Amortization(2)		746.4		785.3	5.2		816.4	4.0
Total depreciation and amortization		828.8		879.9	6.2		944.1	7.3
		1,972.4		2,157.2	9.4		2,259.0	4.7
Cost of improvements to concession assets		—		657.1	100.0		1,036.2	57.7
Total operating costs	Ps.	1,972.4	Ps.	2,814.3	42.7%	Ps.	3,295.2	17.1%
Other Information:
Total workload units(3)		20,549.3		21,827.9	6.2%		21,775.8	(0.2)%
Cost of services per workload unit		42.3		44.2	4.4%		45.2	2.3%
Cost of services / the sum of aeronautical and non-aeronautical revenues (4)		26.6%		25.9%			25.2%

(1)	Reflects depreciation of fixed assets.

(2)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

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

In recent years, our cost of services per workload unit has increased from Ps. 42.3 in 2009 to Ps. 44.2 in 2010 and Ps. 45.2 in 2011. In 2010, cost of services per workload unit increased despite an increase in workload units from 20.5 million in 2009 to 21.8 million in 2010 as result of a 10.9% increase in the cost of services, primarily as a result of increases in the cost of utilities and other cost of services (including an increase in our reserve for doubtful accounts due to Grupo Mexicana’s insolvency proceeding). In 2011, cost of services per workload unit increased 2.3%, as a result of a 2.2% increase in the cost of services while the workload units remain relatively stable. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased 250 basis points from 39.6% in 2009 to 42.1% in 2011.

Technical Assistance Fee and Concession Tax

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$ 4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). In 2009, 2010 and 2011, this fee was Ps. 111.7 million, Ps. 128.4 million and Ps. 136.2 million, respectively.

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession tax to the Mexican government, which is currently equal to 5% of the gross annual revenues (excluding revenues from improvements to concession assets) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. In 2009, 2010 and 2011, this tax was Ps. 162.5 million, Ps. 185.0 million and Ps. 193.8 million, respectively. The concession tax rate may vary on an annual basis as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If the Mexican Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our Master Development Programs. Moreover, in 2010 and 2011, we wrote off the remaining balance of certain additions to and construction upon facilities carried out since the beginning of our concession, as they were replaced with new investments as required under the Master Development Program. The amounts of these write offs were Ps. 20.0 million and Ps. 27.5 million, in 2010 and 2011, respectively (during 2009 there were no write offs). The adoption of INIF 17 in 2010 did not result in a change to our amortization rates, thus our accounting policy is the same as it was in previous periods. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10 and 11 to our audited consolidated financial statements.

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

Beginning January 1, 2008, as a result of changes in the Mexican tax law, Mexican companies must pay the greater of their income tax (determined at a rate of 28% for 2009, and 30% for 2010 to 2012, 29% for 2013 and 28% thereafter) or a new business flat tax rate (Impuesto Empresarial a Tasa Única, or IETU), which replaced the asset tax. IETU is calculated by applying a tax rate of 17.0% in 2009 and 17.5% thereafter to income based on cash flows. This cash flow income is determined by taking authorized deductions (excluding wages, social security contributions, interest expense and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that had an impact in 2008. As a result of these changes in the Mexican tax law, the new IETU tax law established that the excess of the income tax over the asset tax could be recovered during the ten years following the implementation of the IETU tax law by up to 10% of the total asset tax carryforward at December 31, 2007 each year, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three years preceding December 31, 2007.

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

Our effective tax rates in 2009, 2010 and 2011 were 11%, 6% and 13%, respectively. In 2009, our effective tax rate increased to 11% (or more than 300 basis points) mainly due to a decrease in the rate of inflation used in our base of comparison for accounting purposes to tax purposes from 6.5% to 3.6%. The increase was also partially due to a change in the valuation allowance for asset taxes. In 2010, our effective tax rate decreased to 6%. The decrease is partially due to a decrease in the tax amortization rates of the Manzanillo and Los Mochis airport’s concession in 2010, which resulted in an increase in the tax values of these concessions, thereby decreasing the related deferred income tax liability by Ps. 145.0 million. The corresponding effect on taxable income was a decrease in the tax losses generated at these two airports. However, as the deferred tax assets for tax loss carryforwards are fully reserved, they did not offset the aforementioned decrease in the deferred income tax liability generated by the change in the fiscal amortization rates. As a consequence, income tax expense only reflected the reduction of the change in the deferred income tax liability, thereby generating a reduction in our effective tax rate. This was further, and more significantly, affected by an increase in the inflation rate from 3.6% to 4.4%, which thereby increased the fiscal value of our concessions to exceed their accounting value, resulting in an additional benefit to our effective tax rate at these airports. In 2011, our effective tax rate increased to 13%. This increase derives from the aforementioned decrease in the tax amortization rates in 2010 of the Manzanillo and Los Mochis airports, which in 2011 had no effect. Furthermore, the effective tax rate increase in 2011 resulted from a reduction in the inflation rate from 4.4% to 3.8% which impacts our taxable income but not our book income. We paid Ps. 372.3 million, Ps. 470.0 million and Ps. 550.3 million in corporate taxes in 2009, 2010 and 2011, respectively, representing 27.7%, 29.5% and 32.4% of our earnings before taxes.

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefited us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes which resulted in our ability to recover tax on assets that was previously determined to be unrecoverable, coupled with our financial projections from 2008 to 2017, in 2007, we recognized a significant decrease in the valuation allowance of recoverable tax on assets paid in previous years for Ps. 354.9 million. This reserve was increased slightly in 2008 to Ps. 79.1 million, given the 2008 results compared with its related forecast with respect to certain of our airports, and was further increased in 2009 to Ps. 23.9 million for similar reasons. In 2010, we decreased this reserve to Ps. 11.5 million, whereas in 2011 we increased this reserve to Ps. 19.0 million, based on revised financial projections from 2012 to 2017. The recoverable tax on assets decreased Ps. 32.3 million due to a refund request we made in 2011 to the tax authorities.

Employee Profit Sharing

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Employee Retirement Plans

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 3.9 million in 2009, Ps. 4.0 million in 2010 and Ps. 4.3 million in 2011.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2009	2010	2011
(Appreciation) depreciation of the Mexican peso as compared to the U.S. dollar(1)	(5.6)%	(5.4)%	13.1%
Mexican inflation rate(2)	3.6%	4.4%	3.8%
U.S. inflation rate(3)	2.7%	1.5%	2.9%
(Decrease) increase in Mexican gross domestic product(4)	(6.5)%	6.2%	3.7%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de México, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 13.0587 per U.S. dollar as of December 31, 2009, Ps.12.3571 per U.S. dollar as of December 31, 2010 and Ps. 13.9787 per U.S. dollar as of December 31, 2011.
(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de México. The Mexican consumer price index at year end was: 95.5369 in 2009, 99.7421 in 2010 and 103.551 in 2011.
(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by the Mexican National Institute of Statistics as of February 16, 2012.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•

Depreciation and amortization expense. Our airport concessions are being amortized on a straight-line basis over the life of the concession and rights acquired. Although depreciation and amortization has not been affected since we discontinued the recognition of the effects of inflation as required by MFRS as of January 1, 2008, should Mexico experience increased levels of inflation, and thus be required by MFRS to include those effects in its financial information, values of our concessions and other non-monetary assets could increase, and thus increase depreciation and amortization charges.

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

•

Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2010 and 2011, we collected passenger charges from airlines within 60 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions if it is repeated and sanctioned by the Ministry of Communications and Transportation at least three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In accordance with NIF B-10, Effects of Inflation, since the cumulative inflation in Mexico measured by the NCPI in the three-year periods ended December 31, 2009, 2010 and 2011 was below 26%, we ceased recognizing the effects of inflation in our financial statements for such years.

Results of operations by subsidiary

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries.

Results of Operations by Subsidiary

	Subsidiary Operating Results
	Year ended December 31,
	2009		2010		2011
	(millions of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	884.7	Ps.	1,067.1	Ps.	1,141.2
Non-aeronautical services		231.0		250.8		287.1
		1,115.7		1,317.9		1,428.3
Improvements to concession assets		—		159.7		189.8
Total revenues		1,115.7		1,477.6		1,618.1
Total costs		579.4		825.6		833.0
Costs of operations(4)		321.3		382.6		368.0
Cost of improvements to concession		—		159.7		189.8
Depreciation and amortization		258.1		283.2		275.2
Income from operations		536.2		652.1		785.2
Operating margin(1)		48.1%		44.1%		48.5%
Tijuana:
Revenues:
Aeronautical services	Ps.	334.8	Ps.	434.2	Ps.	437.2
Non-aeronautical services		87.9		91.3		92.1
		422.7		525.5		529.2
Improvements to concession assets		—		113.8		157.3
Total revenues		422.7		639.2		686.6
Total costs		321.6		450.8		515.0
Costs of operations(4)		182.2		195.2		200.1
Cost of improvements to concession		—		113.8		157.3
Depreciation and amortization		139.4		141.8		157.6
Income from operations		101.1		188.5		171.5
Operating margin(1)		23.9%		29.5%		25.0%
Los Cabos:
Revenues:
Aeronautical services	Ps.	398.0	Ps.	455.3	Ps.	485.1
Non-aeronautical services		168.6		169.3		191.4
		566.6		624.6		676.5

	Subsidiary Operating Results
	Year ended December 31,
	2009		2010		2011
	(millions of pesos, except percentages)
Improvements to concession assets		—		156.5		366.2
Total revenues		566.6		781.1		1,042.7
Total costs		233.4		399.0		655.8
Costs of operations(4)		145.1		147.9		177.6
Cost of improvements to concession		—		156.5		366.2
Depreciation and amortization		88.3		94.6		112.0
Income from operations		333.2		382.1		386.9
Operating margin(1)		58.8%		48.9%		37.1%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	387.4	Ps.	438.1	Ps.	423.8
Non-aeronautical services		140.3		144.8		142.3
		527.7		582.9		566.1
Improvements to concession assets		—		113.5		207.3
Total revenues		527.7		696.4		773.4
Total costs		270.0		400.0		521.9
Costs of operations(4)		155.3		169.3		175.8
Cost of improvements to concession		—		113.5		207.3
Depreciation and amortization		114.7		117.2		138.8
Income from operations		257.7		296.4		251.5
Operating margin(1)		48.8%		42.6%		32.5%
Hermosillo:
Revenues:
Aeronautical services	Ps.	126.9	Ps.	135.5	Ps.	149.9
Non-aeronautical services		25.0		24.4		26.0
		151.9		159.9		175.9
Improvements to concession assets		—		19.1		33.8
Total revenues		151.9		179.0		209.7
Total costs		118.6		140.3		157.5
Costs of operations(4)		76.1		74.0		74.3
Cost of improvements to concession		—		19.1		33.8
Depreciation and amortization		42.5		47.2		49.4
Income from operations		33.3		38.7		52.2
Operating margin(1)		21.9%		21.6%		24.9%
Guanajuato:
Revenues:
Aeronautical services	Ps.	122.4	Ps.	130.0	Ps.	135.9
Non-aeronautical services		26.3		29.2		31.1
		148.7		159.2		167.0
Improvements to concession assets		—		23.1		43.7
Total revenues		148.7		182.3		210.7
Total costs		108.4		135.6		162.3
Costs of operations(4)		68.7		71.1		71.6
Cost of improvements to concession		—		23.1		43.7
Depreciation and amortization		39.7		41.4		47.0
Income from operations		40.3		46.7		48.4
Operating margin(1)		27.1%		25.6%		23.0%
Other Airport Subsidiaries(2):
Revenues:
Aeronautical services	Ps.	283.0	Ps.	297.6	Ps.	304.7
Non-aeronautical services		50.0		49.1		54.7
		333.0		346.7		359.4
Improvements to concession assets		—		71.4		38.1
Total revenues		333.0		418.0		397.5
Total costs		364.5		451.5		429.2
Costs of operations(4)		235.5		241.3		239.8
Cost of improvements to concession		—		71.4		38.1
Depreciation and amortization		129.0		138.8		151.3

	Subsidiary Operating Results
	Year ended December 31,
	2009		2010		2011
	(millions of pesos, except percentages)
Loss from operations		(31.6)		(33.4)		(31.7)
Operating margin(1)		(9.5)%		(8.0)%		(8.0)%
Other Subsidiaries(3):
Total costs		(23.6)		11.7		20.5
Costs of operations(4)		(40.7)		(4.2)		7.8
Depreciation and amortization		17.1		15.9		12.7
Income (loss) from operations		23.6		(11.7)		(20.5)
Total:
Revenues:
Aeronautical services	Ps.	2,537.2	Ps	2,957.8	Ps.	3,077.9
Non-aeronautical services		729.0		758.8		824.6
		3,266.2		3,716.6		3,902.5
Improvements to concession assets		—		657.1		1,036.2
Total revenues		3,266.2		4,373.7		4,938.7
Total costs		1,972.3		2,814.3		3,295.2
Costs of operations(4)		1,143.5		1,277.3		1,314.9
Cost of improvements to concession		—		657.1		1,036.2
Depreciation and amortization		828.8		879.9		944.1
Income from operations		1,293.9		1,559.4		1,643.5
Operating margin(1)		39.6%		35.7%		33.3%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports.
(3)	Other subsidiaries data reflects the results of operations of our administrative, operating and car parking services providers.
(4)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta international airports, which handle the majority of our international passengers. We determine profitability per airport by dividing income from operations at each airport by total revenues for that airport. Operating margins at our Tijuana International Airport historically have been lower than at our other airports because the maximum rates applicable to aeronautical services provided at our Tijuana International Airport are lower than those applicable to our other principal airports. This is because the amortization of our concession relative to the level of revenues is much higher at our Tijuana International Airport than at our other principal airports because the original concession value assigned to the Tijuana International Airport was proportionately higher.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results
	Year ended December 31,
	2009		2010			2011
	Amount		Amount		% change	Amount		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps	. 2,537,262	Ps.	2,957,763	16.6%	Ps.	3,077,927	4.1%
Non-aeronautical services		728,978		758,803	4.1		824,580	8.7
		3,266,240		3,716,566	13.8		3,902,507	5.0
Improvements to concession assets		—		657,103	100.0		1,036,227	57.7
Total revenues		3,266,240		4,373,669	33.9		4,938,734	12.9
Operating costs:
Cost of services		869,315		963,872	10.9		984,878	2.2
Technical assistance fees		111,721		128,384	14.9		136,191	6.1
Concession taxes		162,507		185,017	13.9		193,802	4.7
Depreciation and amortization		828,835		879,941	6.2		944,094	7.3
		1,972,378		2,157,214	9.4		2,258,965	4.7
Cost of improvements to concession assets		—		657,103	100.0		1,036,227	57.7
Total costs		1,972,378		2,814,317	42.7		3,295,192	17.1
Income from operations		1,293,862		1,559,352	20.5		1,643,542	5.4
Net comprehensive financing income
Interest income, net		109,779		57,606	(47.5)		46,506	(19.3)
Exchange (loss) gain, net		(26,149)		(14,509)	(44.5)		22,626	(255.9)
(Loss) Gain from embedded derivatives		(25,421)		(4,872)	(80.8)		(5,468)	12.2
Net comprehensive financing income		58,209		38,225	(34.3)		63,664	66.6
Other (expense) income		(11,710)		(1,965)	(83.2)		(9,346)	375.6
Income before income taxes		1,340,361		1,595,612	19.0		1,697,860	6.4
Income tax expense		140,917		95,452	(32.3)		213,419	123.6
Consolidated net income		1,199,444		1,500,160	25.1		1,484,441	(1.0)
Other operating data (unaudited):
Operating margin(1)		39.6%		35.7%			33.3%
Net margin(2)		36.7%		34.3%			30.1%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010

Revenues

Total revenues for 2011 increased 12.9%, from Ps. 4.4 billion in 2010 to Ps. 4.9 billion in 2011 mainly due to an increase of Ps. 379.1 million in revenues from improvements to concession assets as a result of the committed investments outlined in our Master Development Programs, which were greater than the corresponding amounts in 2010 and, to a lesser extent, as a result of a Ps. 120.2 million increase in aeronautical services revenues and a Ps. 65.8 million increase in non-aeronautical services revenues.

Aeronautical services revenues increased 4.1%, from Ps. 2.9 billion in 2010 to Ps. 3.1 billion in 2011, primarily as a result of an increase in passenger charges. Revenues from passenger charges increased 4.2% or Ps. 101.9 million despite a 0.1% decrease in passenger traffic, due to a 4.4% increase in our maximum tariffs as a result of inflation. During 2011, revenues from aircraft landing and parking fees increased 3.1%, or Ps. 9.2 million, while the leasing of ticket counter spaces and complementary services to airlines increased 3.6%, or Ps. 5.4 million.

Non-aeronautical services revenues for 2011 increased Ps. 65.8 million, or 8.7%, from Ps. 758.8 million in 2010 to Ps. 824.6 million in 2011. The primary factor influencing the change in non-aeronautical revenues from 2010 to 2011 was a Ps. 37.9 million increase in our advertising and recovery of costs revenues mainly due to the increases in revenues from advertising as a result of our direct operation of that line of business, and the increase in recovery cost revenues related with the operation of the baggage screening systems which begun during the fourth quarter of 2011. Additionally, combined, revenues from car rentals, car parking, duty free operations, leasing of space, food and beverages, retail operations and financial services, increased Ps. 29.3 million. This increase is primarily due to the introduction of new car rental companies, a new parking fee structure, the renegotiation of duty free contracts, and new food and beverages areas. Revenues from leasing of spaces to time-share developers and communications decreased a combined Ps. 5.2 million.

Revenues from improvements to concession assets in 2011 increased Ps. 379.1 million, or 57.7%, from Ps. 657.1 million in 2010 to Ps. 1.03 billion in 2011. The primary factor influencing the change in revenues from improvements to concession assets from 2010 to 2011 was an increase in our commitments under the Master Development Programs for 2011, mainly for the construction of the new terminal at the Los Cabos airport, the expansion of the main terminal at the Tijuana airport, construction of the overhanging cover at the Guadalajara airport and the continuing expansion of the satellite building at the Puerto Vallarta airport.

Revenues by Airport

Total revenues at each of our airports increased, mainly due to the recognition from improvements to concession assets.

At the Guadalajara airport, revenues increased by 9.5% or Ps. 140.5 million, from Ps. 1.48 billion in 2010 to Ps. 1.62 billion in 2011, due to a Ps. 55.1 million increase in passenger charges caused by a 3.6% increase in passenger traffic and a 4.4% increase in tariffs due to inflation, a Ps. 36.3 million or 14.5% increase in non-aeronautical revenues and a Ps. 30.1 million increase in revenues from improvements to concession assets (revenues increased 8.4% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased 6.9% or Ps. 74.1 million, from Ps. 1.07 billion in 2010 to Ps. 1.14 billion in 2011. Non-aeronautical revenues, at the Guadalajara airport, increased 14.5% or Ps. 36.4 million, from Ps. 250.8 million in 2010 to Ps. 287.1 million in 2011, due principally to an increase of Ps. 28.4 million in advertising, car parking and recovery of costs.

At the Tijuana airport, revenues increased by 7.4% or Ps. 47.4 million, from Ps. 639.2 million in 2010 to Ps. 686.6 million in 2011, mainly due to a Ps. 43.5 million increase in revenues from improvements to concession assets (revenues increased 0.7% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 0.7% or Ps. 3.0 million, from Ps. 434.2 million in 2010 to Ps. 437.2 million in 2011 at the Tijuana airport, due to an increase in passenger charges of Ps. 3.7 million. Non-aeronautical revenues increased at the Tijuana airport by 0.9% or Ps. 0.8 million, from Ps. 91.3 million in 2010 to Ps. 92.1 million in 2011, principally due to a Ps. 1.8 million increase in other commercial revenues and leasing of space, partially offset by a Ps. 1.4 million decrease in car parking revenues.

At the Los Cabos airport, revenues increased by 33.5% or Ps. 261.6 million, from Ps. 781.1 million in 2010 to Ps. 1.04 billion in 2011, mainly due to an increase of Ps. 209.7 million in revenues from improvements to concession assets (revenues increased 8.3% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 6.6% or Ps. 29.8 million, from Ps. 455.3 million in 2010 to Ps. 485.1 million in 2011 at the Los Cabos airport, due to a 2.2% increase in passenger traffic in the same period and the inflation increase in tariffs of 4.4%. Non-aeronautical revenues increased at the Los Cabos airport by 13.0% or Ps. 22.1 million, from Ps. 169.3 million in 2010 to Ps. 191.4 million in 2011, mainly due to a Ps. 19.6 million increase in recovery of costs, car rentals, duty free space and other commercial revenues.

At the Puerto Vallarta airport, revenues increased by 11.1% or Ps. 77.0 million, from Ps. 696.4 million in 2010 to Ps. 773.4 million in 2011, mainly due to an increase of Ps. 93.8 million in revenues from improvements to concession assets (revenues decreased by 2.9% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues decreased by 3.3% or Ps. 14.3 million, from Ps. 438.1 million in 2010 to Ps. 423.8 million in 2011 at the Puerto Vallarta airport, due to a 7.3% decrease in passenger traffic in the same period and partially offset by the inflation increase in tariffs of 4.4%. Non-aeronautical revenues decreased at the Puerto Vallarta airport by 1.7% or Ps. 2.5 million, from Ps. 144.8 million in 2010 to Ps. 142.3 million in 2011, due principally to a Ps. 4.4 million decrease in other commercial revenues, leasing of space and food and beverage which was directly correlated with the decrease of passenger traffic.

At the Hermosillo airport, revenues increased by 17.1% or Ps. 30.7 million, from Ps. 179.0 million in 2010 to Ps. 209.7 million in 2011 due to an increase of Ps. 14.7 million in revenues from improvements to concession assets and a 5.5% increase in passenger traffic that in conjunction with the inflation increase in tariffs of 4.4% resulted in an increase of Ps. 14.4 million in aeronautical revenues (revenues increased 10.0% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 10.6% or Ps. 14.4 million, from Ps. 135.5 million in 2010 to Ps. 149.9 million in 2011 at the Hermosillo airport. Non-aeronautical revenues increased by 6.6% or Ps. 1.6 million, from Ps. 24.4 million in 2010 to Ps. 26.0 million in 2011, due to a Ps. 1.7 million increase in revenues from car parking, recovery of costs, car rentals and food and beverage.

At the Guanajuato airport, revenues increased by 15.6% or Ps. 28.4 million, from Ps. 182.3 million in 2010 to Ps. 210.7 million in 2011 mainly due to an increase of Ps. 20.6 million in revenues from improvements to concession assets (revenues increased 4.9% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 4.5% or Ps. 5.9 million from Ps. 130.0 million in 2010 to Ps. 135.9 million in 2011 at the Guanajuato airport, due to the inflation increase of 4.4% in tariffs. Non-aeronautical revenues increased at the Guanajuato airport by 6.5% or Ps. 1.9 million, from Ps. 29.2 million in 2010 to Ps. 31.1 million in 2011, due primarily to a Ps. 1.8 million increases in revenues from car parking, leasing of space and advertising.

Revenues at our other 6 airports decreased by 4.9% or Ps. 20.5 million, on an aggregate basis from Ps. 418.0 million in 2010 to Ps. 397.5 million in 2011, largely due to a Ps. 33.3 million decrease in revenues from improvements to concession assets (revenues increased 3.7% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues at these airports increased by 2.4% or Ps. 7.1 million, from Ps. 297.6 million in 2010 to Ps. 304.7 million in 2011, mainly due to inflation increase of 4.4% in tariffs and partially offset by a 1.8% decline in passenger traffic. Non-aeronautical revenues increased by 11.4% or Ps. 5.6 million, from Ps. 49.1 million in 2010 to Ps. 54.7 million in 2011, due primarily to a Ps. 5.9 million increase in revenues from recovery of costs, advertising, financial services and car parking.

Total Costs

Cost of Services

Cost of services, which is comprised of employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps. 21.0 million, or 2.2%, from Ps. 963.9 million in 2010 to Ps. 984.9 million in 2011. Employee costs increased 6.5%, or Ps. 22.5 million, mainly due to an increase in salaries, benefits and training costs. Utilities increased 17.9%, or Ps. 18.6 million, mainly due to an increase in electricity rates and higher consumption of electricity as a result of the expansion of our terminals, the operation of new Hold Baggage Screening (HBS) equipment and additional air conditioning equipment, in part related with the fulfillment of our Master Developments Programs during 2011. Safety, security and insurance increased 14.9%, or Ps. 17.0 million, due to the outsourcing of certain of our check point staff, the increase in implementation of additional security measures required by airport authorities related to checking for liquids carried by boarding passengers, security to operate the new HBS equipment, as well as higher insurance premiums as a result of the natural disasters that took place during 2010. These increases were partially offset by a decrease in our allowance for doubtful accounts of 87.3%, or Ps. 63.2 million, due to the suspension of operations of GMA in 2010, which did not repeat in 2011. Maintenance costs decreased 3.2%, or Ps. 6.0 million, due to higher efficiencies in the cost of routine maintenance on terminal buildings, aprons, platforms, elevators and baggage belts.

The main airports that contributed to the increase in the cost of services for 2011 were Puerto Vallarta (cost of service increased 4.6%, to Ps. 128.4 million from Ps. 122.7 million in 2010, as a result of the increase in electricity rates due to the renovation and addition of air conditioning units as well as commencing the operation of the HBS equipment), Los Cabos (cost of service increased 10.4%, to Ps. 131.2 million from Ps. 118.8 million in 2010, for similar reasons to the increase in the Puerto Vallarta airport) and Tijuana (cost of service increased 1.4%, to Ps. 147.3 million from Ps. 145.3 million in 2010, as a result of the increase in electricity rates due to the expansion of the terminal and commencing the operation of the HBS equipment).

Technical Assistance Fee and Concession Tax

The technical assistance fee increased 6.1%, or Ps. 7.8 million, from Ps. 128.4 million in 2010 to Ps. 136.2 million in 2011. This increase was mainly due to an increase in operating income.

As a result of increased revenues (excluding revenues from improvements to concession assets as they do not form part of income for purposes of the government concession tax), government concession taxes increased 4.7%, from Ps. 185.0 million in 2010 to Ps. 193.8 million in 2011.

Depreciation and Amortization

Depreciation and amortization increased 7.3% or Ps. 64.2 million, from Ps. 879.9 million in 2010 to Ps. 944.1 million in 2011, mainly due to the growth in infrastructure resulting from our fulfillment of our Master Development Programs and our commitment to provide better services to our clients. The amortization of concessions did not fluctuate materially.

Cost of improvements to concession assets

Cost of improvements to concession assets in 2011 increased Ps. 379.1 million, or 57.7%, from Ps. 657.1 million in 2010 to Ps. 1.04 billion in 2011. The primary factor influencing the change in cost of improvements to concession assets from 2010 to 2011 was a Ps. 379.1 million increase resulting from the amounts allocated in our Master Development Programs for 2011.

Operating Costs by Airport

Operating costs at each of our airports increased, mainly due to a 57.7% increase in the cost of improvements to concession assets from Ps. 657.1 million in 2010 to Ps. 1.04 billion in 2011.

Operating costs for the Guadalajara airport were Ps. 833.0 million in 2011, a 0.9% or Ps. 7.4 million increase from the Ps. 825.6 million recorded in 2010. This increase was primarily due to an 18.8% or Ps. 30.1 million increase in the cost of improvements to concession assets from Ps. 159.7 million in 2010 to Ps. 189.8 million in 2011 (operating costs decreased 3.4% or Ps. 22.6 million, without including improvements to concession assets). Additionally the cost of maintenance, security and utilities increased Ps. 9.8 million, offset by the decrease in the allowance for doubtful accounts due to the GMA receivable account in 2010 and a decrease in depreciation and amortization of Ps. 8.0 million.

Operating costs for the Tijuana airport increased Ps. 64.2 million or 14.2%, to Ps. 515.0 million in 2011 from the Ps. 450.8 million recorded in 2010. This increase was partially due to a 38.2% or Ps. 43.5 million increase in the cost of improvements to concession assets from Ps. 113.8 million in 2010 to Ps. 157.3 million in 2011 (operating costs increased 6.1% or Ps. 20.7 million, without including improvements to concession assets). Additionally the cost of security and utilities increased Ps. 5.0 million and depreciation and amortization increased Ps. 15.8 million.

Operating costs for the Los Cabos airport increased a 64.4% or Ps. 256.8 million, to Ps. 655.8 million in 2011 from the Ps. 399.0 million recorded in 2010. This increase was mainly due to a 134.0% or Ps. 209.7 million increase in the cost of improvements to concession assets from Ps. 156.5 million in 2010 to Ps. 366.2 million in 2011 (operating costs increased 19.4% or Ps. 47.1 million without including improvements to concession assets). Additionally, the cost of utilities increased Ps. 3.2 million and depreciation and amortization increased Ps. 17.4 million.

Operating costs for the Puerto Vallarta airport were Ps. 521.9 million in 2011, a 30.5% or Ps. 121.9 million increase from the Ps. 400.0 million recorded in 2010. This increase was primarily due to a 82.6% or Ps. 93.8 million increase in the cost of improvements to concession assets from Ps. 113.5 million in 2010 to Ps. 207.3 million in 2011 (operating costs increased 9.8% or Ps. 28.1 million without including of improvements to concession assets). Additionally the cost of utilities and professional services increased Ps. 6.5 million and depreciation and amortization increased Ps. 21.6 million.

Operating costs for the Hermosillo airport increased a 12.2% or Ps. 17.2 million, to Ps. 157.5 million in 2011 from the Ps. 140.3 million recorded in 2010. This increase was due to a 77.0% or Ps. 14.7 million increase in the cost of improvements to concession assets from Ps. 19.1 million in 2010 to Ps. 33.8 million in 2011 (operating costs increased 2.1% or Ps. 2.5 million without including improvements to concession assets). Additionally, the cost of maintenance, professional services and utilities increased Ps. 1.6 million and depreciation and amortization increased Ps. 2.2 million.

Operating costs for the Guanajuato airport increased 19.7% or Ps. 26.7 million, from the Ps. 135.6 million recorded in 2010 to Ps. 162.3 million in 2011. This increase was due to an 89.2% or Ps. 20.6 million increase in the cost of improvements to concession assets from Ps. 23.1 million in 2010 to Ps. 43.7 million in 2011 (operating costs increased 5.4% or Ps. 6.1 million without including improvements to concession assets). Additionally, the cost of security and utilities increased Ps. 1.4 million and depreciation and amortization increased Ps. 5.6 million.

Operating costs for our 6 other airports decreased 4.9% or Ps. 22.3 million, from the Ps. 451.5 million recorded in 2010 to Ps. 429.2 million in 2011. This decrease was primarily due to a 46.6% or Ps. 33.3 million decrease in the cost of improvements to concession assets from Ps. 71.4 million in 2010 to Ps. 38.1 million in 2011 (operating costs increased 2.9% or Ps. 11.0 million without including improvements to concession assets). Additionally, the cost of security, utilities and professional services increased Ps. 7.1 million and depreciation and amortization increased Ps. 12.5 million offset by a decrease of Ps. 8.6 million in maintenance, concession taxes and other expenses.

Income from Operations

Operating income increased 5.4%, or Ps. 84.2 million, from Ps. 1.56 billion in 2010 to Ps. 1.64 billion in 2011. This increase was primarily due to higher revenue in 2011, which was partially offset by increases in expenses. Despite the increase in operating income, our operating margin decreased 240 basis points, from 35.7% in 2010 to 33.3% in 2011, mainly due to the increase in revenues from improvements to concession assets (taking into account only the sum of aeronautical and non aeronautical revenues, the operating margin increased from 41.9% to 42.1% in 2011).

Income from Operations by Airport

Operating margin is calculated by dividing income from operations at each airport by total revenues for that airport.

Operating income for the Guadalajara airport increased by 20.4% or Ps. 133.1 million, from Ps. 652.1 million in 2010 to Ps. 785.2 million in 2011, due to an increase in revenues. The operating margin increased 440 basis points, from 44.1% to 48.5% (operating margin increased 550 basis points to 49.5% from 55.0%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Tijuana airport decreased by 9.0% or Ps. 17.0 million, from Ps.188.5 million in 2010 to Ps. 171.5 million in 2011, primarily due to a slight decrease in revenues as a result of a decrease in passenger traffic and a Ps. 15.8 million increase in depreciation and amortization as a result of our fulfillment of our Master Development Program. The operating margin decreased 450 basis points from 29.5% to 25.0% (operating margin decreased 345 basis points to 35.9% from 32.4%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Puerto Vallarta airport decreased by 15.1% or Ps. 44.9 million, from Ps. 296.4 million in 2010 to Ps. 251.5 million in 2011, primarily due to a decrease in revenues as a result of the decrease in passenger traffic and the increase in depreciation and amortization as a result of our fulfillment of our Master Development Program. The operating margin decreased 1,010 basis points from 42.6% to 32.5% (operating margin decreased 640 basis points to 50.8% from 44.4%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Los Cabos airport increased by 1.3% or Ps. 4.8 million, from Ps. 382.1 million in 2010 to Ps. 386.9 million in 2011, primarily due to an increase in passenger traffic. The operating margin decreased 1,180 basis points from 48.9% to 37.1% (operating margin decreased 400 basis points to 61.2% from 57.2%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Hermosillo airport increased by 34.9% or Ps. 13.5 million, from Ps. 38.7 million in 2010 to Ps. 52.2 million in 2011, primarily due to an increase in passenger traffic. The operating margin increased 330 basis points from 21.6% to 24.9% (operating margin increased 550 basis points to 24.2% from 29.7%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Guanajuato airport increased by 3.6% or Ps. 1.7 million, from Ps. 46.7 million in 2010 to Ps. 48.4 million in 2011, primarily due to an increase in international passenger traffic. The operating margin decreased 260 basis points from 25.6% to 23.0% (operating margin decreased 30 basis points to 29.3% from 29.0% taking into account the sum of aeronautical and non-aeronautical revenues only).

Loss from operations for our 6 other airports decreased by 5.0% or Ps. 1.7 million, to a loss of Ps. 31.7 million in 2011 from a loss of Ps. 33.4 million in 2010. The decrease in the loss from operations was primarily due to an increase in revenues and a decrease in the cost of services partially offset by an increase in depreciation and amortization.

Comprehensive Financing Result

Net comprehensive financing income in 2011 increased by Ps. 25.4 million, or 66.6%, to Ps. 63.6 million in 2011 from Ps. 38.2 million in 2010. This increase resulted mainly from a Ps. 41.5 million decrease in our interest expense for 2011, principally due to the higher capitalized interest in 2011 than in 2010 for the construction of the Terminal 4 in the Los Cabos airport. Additionally, CFR benefited from an exchange gain of Ps. 22.6 million in 2011 as compared to an exchange loss of Ps. 14.5 million during 2010. These increases were partially offset by a Ps. 52.6 million decrease in net interest income.

Income Taxes

Income taxes for 2011 resulted in an expense of Ps. 213.4 million, which principally consisted of the following: (a) current income tax expense for the year of Ps. 480.1 million, (b) an increase in the valuation allowance for the recoverable asset tax of Ps. 19.0 million, stemming from revised financial projections at certain of our airports and (c) cancellation of recoverable income tax of Ps. 0.6 million. All of those effects were partially offset by a deferred income tax reduction of Ps. 267.3 million. Our effective tax rate increased from 6.0% for 2010 to 13.0% in 2011. As compared with 2010, income tax increased Ps. 118.0 million, from Ps. 95.4 million in 2010 to Ps. 213.4 million in 2011. The increase was partially due to deferred income tax benefit of Ps. 145.0 million recognized in the Los Mochis and Manzanillo airports in 2010 that did not occur in 2011. This was further affected by a decrease in the inflation rate from 4.4% to 3.8% which impacts the deferred tax as a result of a lower update for the concession value for tax purposes in 2011 than in 2010. This decrease in the tax value update of our concessions resulted in a smaller benefit to our effective tax rate in 2011 than in 2010. Additionally, current income tax decreased Ps. 1.9 million from 2010 to 2011 mainly due to the 6.4% increase in income before taxes.

Net Income

Net income decreased by 1.0% or Ps. 15.7 million, from Ps. 1.50 billion in 2010 to Ps. 1.48 billion in 2011, mainly due to the Ps. 118.0 million increase in income tax expense and an increase in other expenses of Ps. 7.4 million, partially offset by the Ps. 84.2 million increase in operating income, and the Ps. 25.4 million increase in comprehensive financing result. Net margin decreased from 34.3% in 2010 to 30.1% in 2011 (net margin decreased to 40.4% from 38.0%, taking into account the sum of aeronautical and non-aeronautical revenues only).

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

Revenues by Airport

Total revenues at each of our airports increased, mainly due to the recognition from improvements to concession assets as a result of the adoption in 2010 of INIF 17. As mentioned above, revenues from improvements to concession assets represent the value of an intangible asset received by us in exchange for constructions services and do not generate cash inflows.

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

At the Hermosillo airport, revenues increased by 17.9% from Ps. 151.9 million in 2009 to Ps. 179.1 million in 2010, largely due to the addition of Ps. 19.1 million in revenues from improvements to concession assets in 2010 (revenues increased 5.3% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 6.8% from Ps. 126.9 million in 2009 to Ps. 135.5 million in 2010 at the Hermosillo airport, due to the 10.0% increase in the maximum rate beginning January 2010, partially offset by a 3.1% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased at the Hermosillo airport by 2.1% from Ps. 25.0 million in 2009 to Ps. 24.4 million in 2010, due to a decrease in revenues from commercial leasing and due to a decrease in passenger traffic.

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

Total Costs

Cost of Services

Cost of services, which is comprised of employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps. 94.5 million, or 10.9%, from Ps. 869.3 million in 2009 to Ps. 963.9 million in 2010. Of the total increase, 56.1% was due to a Ps. 53.0 million allowance for doubtful accounts resulting from the insolvency of Grupo Mexicana. Higher consumption of electricity, security and maintenance costs increased Ps. 24.1 million. Utilities increased 14.1%, or Ps. 12.2 million, mainly due an increase in electricity charges which resulted from the elimination of electricity rate subsidies during 2010. Employee costs increased 2.7%, or Ps. 9.3 million, mainly due to an increase in salaries and benefits and an increase in training costs. Maintenance costs increased 3.4%, or Ps. 6.0 million, due to an increase in the cost of routine maintenance on terminal buildings, aprons, platforms, airbuses and walkways.

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

Operating costs for the Guadalajara airport were Ps. 825.6 million in 2010, a 42.5% increase from the Ps. 579.4 million recorded in 2009. This increase was primarily due to the addition of the cost of improvements to concession assets of Ps. 159.7 million in 2010 (operating costs increased 14.9% without including the cost of improvements to concession assets). Operating costs also increased in 2010 as a result of a greater allowance for doubtful accounts due to the insolvency of Grupo Mexicana equal to Ps. 39.9 million or 74.3% of the total reserve for Grupo Mexicana. Additionally the cost of maintenance, security and utilities increased Ps. 8.2 million and depreciation and amortization increased Ps. 27.4 million.

Operating costs for the Tijuana airport increased to Ps. 450.8 million in 2010 from the Ps. 321.6 million recorded in 2009. This increase was partially due to the addition of the cost of improvements to concession assets of Ps. 113.8 million in 2010 (operating costs increased 4.8% without including the cost of improvements to concession assets). The allowance for doubtful accounts due to the insolvency of Grupo Mexicana was Ps. 1.6 million or 3.0% of the total reserve for Grupo Mexicana. Additionally the cost of maintenance and utilities increased Ps. 3.8 million and depreciation and amortization increased Ps. 4.4 million.

Operating costs for the Los Cabos airport increased to Ps. 399.0 million in 2010, a 71.0% increase from the Ps. 233.4 million recorded in 2009. This increase was mainly due to the addition of the cost of improvements to concession assets of Ps. 156.5 million in 2010 (operating costs increased 3.9% without including the cost of improvements to concession assets). The allowance for doubtful accounts due to the insolvency of Grupo Mexicana was Ps. 0.7 million or 1.3% of the total reserve for Grupo Mexicana. Additionally, the cost of utilities increased Ps. 2.3 million and depreciation and amortization increased Ps. 6.8 million.

Operating costs for the Puerto Vallarta airport were Ps. 399.9 million in 2010, a 48.1% increase from the Ps. 270.0 million recorded in 2009. This increase was primarily due to the addition of the cost of improvements to concession assets of Ps. 113.5 million in 2010 (operating costs increased 6.1% without including the cost of improvements to concession assets). The allowance for doubtful accounts due to the insolvency of Grupo Mexicana was Ps. 0.3 million or 0.6% of the total reserve for Grupo Mexicana. Additionally the cost of utilities increased Ps. 3.3 million and depreciation and amortization increased Ps. 3.7 million.

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

Operating costs for our 6 other airports were Ps. 451.5 million in 2010, a 23.9% increase from the Ps. 364.5 million recorded in 2009. This increase was primarily due to the addition of the cost of improvements to concession assets of Ps. 71.4 million in 2010 (operating costs increased 4.2% without including the cost of improvements to concession assets). The allowance for doubtful accounts due to the insolvency of Grupo Mexicana was Ps. 11.1 million or 20.7% of the total reserve for Grupo Mexicana.

Income from Operations

Operating income increased 20.5%, from Ps. 1.29 billion in 2009 to Ps. 1.56 billion in 2010. This increase was primarily due to increases in both our maximum tariffs and passenger traffic, which were partially offset by increases in operating cost such as maintenance (Ps. 6.0 million), security (Ps. 5.4 million), utilities (Ps. 12.8 million), professional services (Ps. 26.6 million), allowance for doubtful accounts (Ps. 53.0 million) and depreciation and amortization (Ps. 51.1 million). Despite the increase in operating income, our operating margin decreased 390 basis points, from 39.6% in 2009 to 35.7% in 2010, mainly due to the impact of the adoption of INIF 17.

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

Income Taxes

Income taxes for 2010 resulted in a expense of Ps. 95.4 million, which principally consisted of the following: (a) current income tax expense for the year of Ps. 482.0 million, (b) a decrease in the valuation allowance for the asset tax recovery of Ps. 11.5 million, stemming from revised financial projections at certain of our airports, (c) cancellation of recoverable income tax of Ps. 84.2 million. All of those effects were partially offset by a deferred income tax reduction of Ps. 461.2 million. Our effective tax rate decreased from 11% for 2009 to 6% in 2010. The decrease is partially due to a decrease in the fiscal amortization rates of the Manzanillo and Los Mochis airports’ concession in 2010, which resulted in an increase in the fiscal values of these concessions, thereby decreasing the related deferred income tax liability. The corresponding effect on taxable income was a decrease in the tax losses generated at these two airports. However, as the deferred tax assets for tax loss carryforwards are fully reserved, they did not offset the aforementioned decrease in the deferred income tax liability generated by the change in the fiscal amortization rates. As a consequence, deferred income tax expense only reflected the reduction of the change in the deferred income tax liability, thereby generating a reduction in our effective tax rate. This was further, and more significantly, affected by an increase in the inflation rate from 3.6% to 4.4%, which thereby increased the fiscal value of our concessions to exceed their accounting value, resulting in an additional benefit to our effective tax rate at these airports. Although, income tax expense decreased from 2009 driven by the foregoing factors, current income tax increased Ps. 112.5 million from 2009 to 2010 mainly due to the 19.0% increase in income before taxes.

Net Income

Net income increased Ps. 300.7 million, mainly due to the Ps. 265.5 million increase in operating income and a significant decrease of Ps. 45.5 million in income tax expense, partially offset by the Ps. 19.9 million decreases in comprehensive financing income. Our net income increased 25.1%, from Ps. 1.20 billion in 2009 to Ps. 1.50 billion in 2010. Net margin decreased from 36.7% in 2009 to 34.3% in 2010, due to the aforementioned factors (net margin increased to 40.4% taking into account the sum of aeronautical and non-aeronautical revenues only).

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we did not incur any significant indebtedness until 2007. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our Master Development Programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2009, 2010 and 2011, we used Ps. 1.20 billion, Ps. 1.00 billion and Ps. 1.04 billion respectively, of our cash balances for the payment of dividends.

At December 31, 2009, 2010 and 2011, we had Ps. 2.17 billion, Ps. 2.35 billion and Ps. 2.13 billion of cash and cash equivalents, and Ps. 279.6 million, Ps. 233.9 million and Ps. 278.3 million of financial investments held for trading purposes, respectively. These increases in 2011 were due in part to new funds from a bank loan of Ps. 1.01 billion, used for capital expenditures in 2011. We believe our working capital and resources expected to be generated from operations, in conjunction with the proceeds from our credit agreements, will continue to meet our present operating requirements.

Cash Flows

In 2011, we generated Ps. 2.29 billion from operating activities, principally reflecting income from operations after taking into consideration non-cash charges such as depreciation and amortization. Income generated from operations was mainly used to make dividend payments of Ps. 780.0 million on May 31, 2011 and Ps. 255.1 million on November 29, 2011, to invest approximately Ps. 272.4 million in machinery, equipment and improvements to our airport facilities and to repurchase Ps. 777.5 million in shares.

In 2010, we generated Ps. 2.58 billion from operating activities, principally reflecting income from operations after taking into consideration non-cash charges such as depreciation and amortization. Income generated from operations was mainly used to make dividend payments of Ps. 750.0 million on June 15, 2010 and Ps. 250.0 million on August 19, 2010, to invest approximately Ps. 427.8 million in machinery, equipment and improvements to our airport facilities and to repurchase Ps. 609.8 million in shares.

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

Indebtedness

On December 9, 2009, our Guanajuato, Guadalajara, Hermosillo and Puerto Vallarta airports entered into unsecured credit agreements with cross guarantees provided by the individual airports with Banamex and HSBC for Ps. 325.7 million from each institution, for a total of Ps. 651.4 million. The loans accrue interest at a variable TIIE rate plus 350 basis points, with principal and interest to be paid quarterly for a period of seven years. Under these contracts with both banks, the airports have to comply with the following covenants, among others: (i) limitation on the use of proceeds for the financing of capital expenditures and working capital, (ii) do not constitute, assume or permit that any obligation exist on any of its goods (iii) restrictions on the incurrence of other debt by any subsidiary of each airport receiving a disbursements, if any, (iv) prohibition on the merger of the airport receiving the disbursement (or any of its subsidiaries) with any other company, (v) prohibition on the sale or transfer of assets from each airport receiving a disbursement in an amount greater than Ps. 1.0 million, unless the sale occurs in the regular course of business, (vi) maintenance of certain financial ratios and (vii) prohibition of dividends or reimbursement of capital if the airports are unable to fulfill their obligations under the credit agreement.

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

The fair value of our hedging derivative financial instrument was an asset of Ps. 7.1 million as of December 31, 2010 and of Ps. 4.5 million as of December 31, 2011.

On May 26, 2011, we entered into an additional line of credit for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance working capital and capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012, for a total amount of Ps. 1.02 billion with HSBC, represented by unsecured credit agreements with cross guarantees provided by the individual airports. The loans bear interest at the variable 28-day TIIE rate plus 165 basis points and require quarterly principal and interest payments over a period of seven years. During 2011 Ps. 659.5 million were disbursed, the remaining Ps. 364.5 million will be disbursed during 2012.

On June 6, 2011, we entered into an additional line of credit for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance working capital and capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012, for a total amount of Ps. 551.4 million with Banamex, represented by unsecured credit agreements with cross guarantees provided by the individual airports. The loans bear interest at the variable 91-day TIIE rate plus 135 basis points for the 2011 disbursements and at the variable 91-day TIIE rate plus 143 basis points for the 2012 disbursements. The loan requires quarterly principal and interest payments over a period of seven years from the date of the disbursement. Ps. 355.1 million in funds from this line were disbursed on different dates during 2011. The remaining Ps. 196.3 million was to be disbursed during 2012. However, on March 16, 2012, Banamex notified the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports that based on article 294 of Mexico’s Negotiable Instruments and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito) and pursuant to clause XXIV of the credit agreement entered into with these airports, Banamex would not make any future disbursements outlined in clause V of the credit agreement. Although our legal department is reviewing the consequences of the notification and how to proceed, the outstanding Ps. 196.3 million will not be disbursed by Banamex, and we will seek other financing options to cover the amount not disbursed.

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

The following table sets forth our historical capital expenditures for the years indicated.

Capital Expenditures

Year ended December 31,	(thousands of pesos)
2011	Ps.	1,287,072	(1)
2010		935,513	(1)
2009		542,114	(1)

(1)	Expressed in nominal pesos.

In 2011, we spent Ps. 1.29 billion on capital expenditures, principally for terminals, equipment for the inspection of checked baggage, runways and aprons. On December 15, 2011, we established two trusts to set aside the financing needs for the expansion of the main Terminal at our Tijuana airport and for the new Terminal 4 at our Los Cabos airport, respectively. The funds set aside in these trusts will be used exclusively to make payments from work on each of the projects. In 2010, we spent Ps. 935.5 million on capital expenditures, principally for terminals, equipment for the inspection of the checked baggage, runways and aprons. In 2009, we spent Ps. 542.1 million on capital expenditures, principally for runways and aprons. See “Item 4. History and Development of the Company – Master Development Programs” for more detail on our historical capital expenditures.

During 2009, 2010 and 2011, 26.6%, 34.8% and 39.7% and respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans. We currently intend to fund the investments and working capital required by our business strategy through cash flow from operations and from the indebtedness described above.

Share Repurchase Program

At the General Ordinary Shareholders’ Meeting held on April 28, 2009, a stock buy-back program for Series B shares was approved under the Mexican Securities Law rules, for a maximum amount of Ps. 864.3 million for the period from April 28, 2009 to April 27, 2010. During this period we did not repurchase any shares. At the General Ordinary Shareholders’ Meeting held on April 27, 2010, the maximum amount approved for repurchase of shares or credit instruments that represent these shares was cancelled. At the General Ordinary Shareholders’ Meeting held on April 27, 2010, no stock buy-back program for Series B shares was approved for the period from April 27, 2010 to April 27, 2011. However, at the subsequent General Ordinary Shareholders’ Meeting held July, 22 – 25, 2010, a stock buy-back program for Series B shares was approved under the Mexican Securities Law rules, for a maximum amount of Ps. 1.00 billion from July 25, 2010 to April 27, 2011. During that period we purchased 20,217,600 shares at an average price of Ps. 45.20 for Ps. 913.8 million. These shares represent 3.6% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 473.5 million for the twelve months following April 27, 2011. During that period we purchased 10,061,800 shares at an average price of Ps. 47.06 for Ps. 473.5 million. These shares represent 1.8% of our total outstanding shares.

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

Income Taxes

In conformity with NIF D-4, Income Taxes, of MFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2011, we recorded, within the long-term deferred income tax asset, an estimated amount of recoverable asset tax paid (Ps. 345.0 million), based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. As a result of changes in Mexican tax law, (See “Item 5 – Operating and Financial Review and Prospects – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring on 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports and GAP itself, which has ten years to apply its tax loss. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Beginning October 2007, and according to Interpretation of Financial Reporting Standard 8, Effects of the Business Flat Tax, based on our financial projections from 2012-2015, we must determine whether we will incur regular income tax or the new Business Flat Tax, or IETU, and, accordingly, recognize deferred taxes based on that expectation. In 2011, we canceled the recoverable income taxes paid on dividends for a total amount of Ps. 0.6 million, as we do not believe we will recover that amount in future years. Every year we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

In accordance with the Income Tax Law of 2011, the income tax rate applicable is 30% for 2011 and 2012, 29% for 2013 and 28% from 2014 onwards, additionally, beginning in 2010, the IETU rate is 17.5%, and it was 17% in 2009. We have recalculated our deferred tax assets and liabilities using the appropriate tax rates depending on when the tax differences triggering the deferred tax asset or liability will be reversed.

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

New Accounting Pronouncements

Our financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP. Note 27 to our audited consolidated financial statements discuss new accounting pronouncements under MFRS that will come into effect in 2012, as it relates to our subsidiaries that are not required to adopt IFRS. However, it is important to note that beginning for all periods after January 1, 2012 we will be reporting in IFRS.

Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements for periods beginning after January 1, 2012 in accordance with IFRS as adopted by the IASB. The U.S. Securities and Exchange Commission permits foreign private issuers to prepare their financial statements in accordance with IFRS without having to provide a reconciliation to U.S. GAAP and therefore the recent U.S. GAAP pronouncements that become effective in 2012 have not been presented as they will not be applicable to us.

Principal Differences Between MFRS and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with MFRS, which differs in certain respects from U.S. GAAP. See Note 29 to our audited consolidated financial statements for a discussion of these differences and the effect on our result of operations. Consolidated net income under U.S. GAAP was Ps. 1.48 billion, Ps. 1.72 billion and Ps. 1.80 billion for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2011.

	Payments due by period
Contractual Obligations	Total		Less than 1 year(4)		1-3 years		3-5 years		More than 5 years
	(in millions of pesos)
Master Development Programs (1)(5)	Ps.	1,227.3	Ps.	562.2	Ps.	665.1		N/A		N/A
Purchase Obligations (2)		177.0		59.1		117.9		N/A		N/A
Bank Loans		2,023.6		411.4		1,090.4		247.6		274.2
Interest from Bank Loans (6)		415.8		139.5		230.8		28.6		16.9
Operating Lease Obligations (3)		16.2		8.4		7.8		N/A		N/A

Total	Ps.	3,859.9	Ps.	1,180.6	Ps.	2,112.0	Ps.	293.1	Ps.	274.2

(1)	Figures expressed in constant pesos as of December 31, 2007 based on the Mexican Producer Price Index, construction sector, materials, equipment rental and fees sector segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones).
(2)	Reflects a minimum fixed annual payment of U.S.$ 4.0 million required to be paid under our technical assistance agreement, assuming an average exchange rate of Ps. 13.1 per U.S. dollar and an annual U.S. inflation rate of 2.0%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2012.
(5)	In the fifth year of the Master Development Programs (2014), a negotiation will take place with the Ministry of Communications and Transportation to determine the new Master Development Program commitments for the subsequent five-year period (2015-2019).
(6)	For the interest calculations, we determined the interest payments using a fixed interest rate of 8.52% for the loans contracted in 2007, using an estimated rate of 8.37% for the loans contracted in 2009, and an estimated rate of 6.22% for the loans contracted in 2011. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness”.

Item 6.	Directors, Senior Management and Employees

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

Our bylaws provide that the holders of Series BB shares are entitled to elect four members to the board of directors and their alternates. Our remaining directors are elected by the holders of our Series B shares (who do not elect alternates). Under our bylaws, each shareholder or group of shareholders owning 10% of our capital stock in the form of Series B shares is entitled to elect one member to the board of directors. Also our bylaws prevent any Series B shareholders, individually, or together with related parties, from appointing more than one board member, even if the shareholder owns more than 10% of our outstanding capital stock (because any shares in excess of the 10% maximum do not have any voting rights under our bylaws). The other directors to be elected by the holders of our Series B shares are elected by majority vote of all holders of Series B shares present at the shareholders’ meeting, except for those Series B shareholders that already participated in any 10% board member designation. Directors are elected for one-year terms at the ordinary shareholders’ meeting.

The composition of our board of directors as of the date of this report, as it is understood by our management, is set forth in the following table, which lists the title, date of appointment, age and alternate of each of our current directors.

At our April 27, 2011, General Shareholder’s Meeting, Grupo México, at that time, owner of 20.0% of our total shares, indicated its intent to appoint two members of our board of directors, one for every 10% of our shares it held. However, as was mentioned previously, according to our bylaws, ownership of our common stock is limited to 10%, and consequently, the right of representation on our board of directors and the right to vote at our shareholders’ meetings is also limited to 10%. Consequently, during the meeting, the request of Grupo México was rejected, and Grupo México was asked to appoint a single board member in accordance with their rights under our bylaws. Grupo México did not determine which of the two individuals it put forth as its candidates to the board of directors would be appointed, but Mr. Gallastegui Armella, previously appointed as Grupo México’s representative, was neither ratified nor removed from our board of directors by any party, including Grupo México. In response to the denial of its request to appoint two directors, Grupo México initiated legal action seeking to nullify the resolutions adopted regarding the designation of representatives of our Series B shares to our board directors. See “Item 8, Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws” might affect the composition of our board. On May 27, 2011, a District Court provisionally suspended the related resolutions until a determination is made with respect to the validity of our bylaws. We appealed the decision on June 17, 2011, and a decision is still pending.

On August 3, 2011, two members of our board of directors that had been ratified on April 27, 2011, Ernesto Vega Velasco and José Manuel Rincón Gallardo, tendered their resignation. As a result of these resignations and the legal decision described above, on August 26, 2011, in accordance with Mexico’s Securities Market Law and our bylaws, our board of directors appointed Jaime Cortés Rocha, Francisco Glennie y Graue, José Alejandro Casas González, Carlos Eduardo Bravo Almenar and León Falic by co-optation as independent directors of our board. In addition, the board of directors appointed Eduardo Gallastegui Armella as the representative for Grupo México on our board of directors. Finally, our board appointed José Alejandro Casas González, Carlos Eduardo Bravo Almenar and Jaime Cortés Rocha as members of our Audit Committee. On September 22, 2011, our board of directors appointed Carlos Cárdenas Guzmán as a provisional member of our board of directors. In addition Mr. Cárdenas replaced Mr. Casas as a member of the Audit Committee.

On October 25, 2011, Demetrio Ullastres Llorente tendered his resignation as a member of our board of directors. On February 23, 2012, our board of directors appointed Julián Fernández Rodes to replace Mr. Ullastres.

Name	Title	Director since	Age	Alternate
Guillermo Díaz de Rivera Alvarez*	Chairman and Director (AMP)	June 2, 2010	55	Jorge Sepúlveda García
Julián Fernández Rodes*	Director (AMP)	February 23, 2012	33	Carlos del Río Carcaño
Javier Marín San Andrés*	Director (AMP)	August 1, 2001	55	Maria de los Reyes Escrig Teigeiro
Rodrigo Marabini Ruíz*	Director (AMP)	February 7, 2006	49	Vicente Grau Alonso
Francisco Glennie y Graue**	Director (Independent)	February 7, 2006	63	—
Carlos Cárdenas Guzmán**	Director (Independent)	September 22, 2011	61	—
León Falic**	Director (Independent)	June 2, 2010	41	—
José Alejandro Casas González**	Director (Independent)	August 26, 2011	56	—
Jaime Cortés Rocha**	Director (Independent)	June 2, 2010	65	—
Carlos Eduardo Bravo Almenar**	Director (Independent)	April 27, 2011	53	—
Eduardo J. Gallastegui Armella***	Director (Independent)	July 25, 2010	55	—

*	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
**	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
***	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.

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

Julián Fernández Rodes. Mr. Fernández Rodes is a senior legal counsel for Abertis Infraestructuras, S.A. He has relevant experience in corporate and contract law in various European and American jurisdictions. He has advised Abertis in several high-profile transnational deals in the recent past. He previously worked as an associate for an international law firm based in Spain and focused his practice on corporate and commercial law and national and cross-border M&A. He holds a degree from the Universidad Cardenal Herrera- CEU and has a master’s degree in Corporate Law from the Instituto de Empresa. He is a member of the Milan (Italy) and Alicante (Spain) bar associations.

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

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our Board of Directors since 2011. He also serves as a member of our Audit Committee. Mr. Cárdenas is a public accountant with a degree from the Universidad Autónoma de Guadalajara and a master’s degree in Tax Law from the Universidad Panamericana (IPADE). He is a retired partner of Ernst & Young in Mexico. He also currently serves on the boards of directors and audit committees of numerous large Mexican companies. He serves as commissioner of Braskem Idesa SAPI, president of the board for Centro Medico ABC, director and president of the Audit Committee for CHG-El Camino SAPI, de C.V., and as a director for Reaseguradora Patria, S.A.B. He is also a member of several trade associations, most notably; he serves as the Vice-President of the Instituto Mexicano de Contadores Públicos, A.C.

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

José Alejandro Casas González. Mr. José Alejandro Casas González received a law degree from the Universidad Nacional Autónoma de México and a master’s degree from the Universidad Panamericana. He also completed several postgraduate courses, including “Economics and Corporate Law,” “Labor Law,” “Constitutional Law,” “Commercial Law” and “Financial Law,” among others, including courses on foreign investments matters. Mr. Casas has been a member of the Asociación Nacional de Abogados de Empresa. He also has been an independent director of several private and public companies. In addition, he is a founding partner of Abogados Casas González y Casas, S.C., where Mr. Casas has developed its professional activities as an independent lawyer for more than 30 years, offering legal, advisory and litigation services related to corporate law.

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

Eduardo J. Gallastegui Armella. Mr. Eduardo Gallastegui has been a member of our board of directors since he was appointed by Grupo México, S.A.B. de C.V. in July 2010. In 1985, he became a founding partner of the law firm Gallestegui y Lozano, S.C. In 1998, his law firm formed a partnership with Holland & Knight, LLP, an international law firm headquartered in the United States. Prior to founding his own law firm, he was previously a partner at Vazquez Pando, Celis Azuela y Asociados from 1982 to 1985. Previously Mr. Gallastegui was an attorney with Noriega y Escobedo, S.C. and Gillette de México, S.A. de C.V. Mr. Gallastegui has a wide range of professional experience advising Mexican and foreign companies on matters of corporate governance, commercial and financial law, mergers and acquisitions, arbitration, telecommunications, antitrust, pharmaceuticals and foreign investments in Mexico. Mr. Gallastegui received his law degree in November 1978 from the Universidad Iberoamericana in Mexico City.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Fernando Bosque Mohíno	Chief Executive Officer	January 1, 2011	58
Rodrigo Guzmán Perera	Chief Financial Officer	August 1, 2001	40
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	59
Miguel Aliaga Gargollo	Investor Relations and Public Relations Officer	May 8, 2006	42
Jorge Luis Valdespino Rivera	Director of Human Resources and Quality Control	August 21, 2006	48
Raúl Revuelta Musalem	Director of Commercial Activities	September 1, 2009	35
José Ignacio Ascacíbar Martínez	Director of Technical Operations	April 1, 2010	48

Fernando Bosque Mohíno. Mr. Bosque was named our Chief Executive Officer effective January 1, 2011. Fernando Bosque is a graduate in Economics and Business from the Universidad Autónoma de Madrid and has over 35 years of experience in the airport sector. He began his career in 1976 the Federal Aviation and Transportation Department in Spain. Recently, he served as the CEO of MBJ Airports Limited, in Montego Bay, Jamaica, appointed by Abertis. He has extensive knowledge of the airport industry having previously been the Chief Financial Officer of AENA Internacional, one of our strategic partners. He served as a member of ASUR’s Board, working as Ferrovial’s concession director, and consequently has a strong understanding of the privatization structure of Mexican Airports.

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

Jorge Luis Valdespino Rivera. Mr. Valdespino was named our Director of Human Resources and Quality Control in August 2006. He has 14 years of experience as a human resources executive. He worked in the pharmaceutical industry at Searle de México, S.A. de C.V. as Human Resources Manager, and in the automotive industry at Valeo Group as Human Resources Director, and at Hella de México, S.A. de C.V. as Human Resources Corporate Director. Mr. Valdespino received an undergraduate degree in business administration and a postgraduate degree in human resources from the Universidad Tecnológica de México.

Raúl Revuelta Musalem. Mr. Revuelta was named our Director of Commercial Activities in September 2009. He has broad experience in the federal concessions industry. Mr. Revuelta joined our team in January 2006 as the Aeronautical Revenue and Airport Marketing Manager. Prior to that, he served as the Head of Finance at the Ministry of Communications and Transportation’s Privatization Unit (UACE) for six years. Mr. Revuelta holds a Bachelor’s Degree in Economics from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

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

Compensation of Directors and Executives

For 2011, the aggregate compensation earned by our directors, alternate directors and executive officers was approximately Ps. 23.8 million, including compensation paid to the directors, alternate directors and executive officers of our operating subsidiaries (19 people in total). We have not established any pension, retirement or similar benefits or arrangements for these individuals.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, should have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$ 3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the proprietary members of the Operating Committee are Fernando Bosque Mohíno, the chief executive officer who presides over the committee, Rodrigo Marabini Ruíz, Laura Diez Barroso Azcárraga, Rodrigo Guzmán Perera, the chief financial officer, Raúl Revuelta Musalem, director of commercial activities and José Ignacio Ascacíbar Martínez, director of Technical Operations. Carlos del Río Carcaño, Vicente Emilio Alonso Diego and Eduardo Sánchez-Navarro Redo serve as alternates for Fernando Bosque Mohíno, Rodrigo Marabini Ruíz and Laura Diez Barroso Azcárraga, respectively.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. The Audit and Corporate Practices Committee is also responsible for reviewing our corporate governance and all related-party transactions (according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit and Corporate Practices Committee of the number of members representing 20% of the committee’s total members, but at least one member who must also fulfill applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit and Corporate Practices Committee must at all times be compliant with all applicable laws and regulations, including independence requirements, for every jurisdiction in which our securities are listed or quoted. As of the date of this report, the members of the Audit and Corporate Practices Committee are Carlos Cárdenas Guzmán, Jaime Cortés Rocha and Carlos Eduardo Bravo Almenar.

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. The committee is formed by two members and one alternate. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$ 400,000 and that any contract between us, on the one hand, and AMP or any of its related parties, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the members of the Acquisitions Committee are Carlos del Río Carcaño and José Alejandro Casas González. Jorge Sepúlveda García was elected to serve as an alternate member to Carlos del Río Carcaño. A secretary has also been appointed who is not a member of the committee. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within its subject-matter ambit. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Jorge Sepúlveda García and Francisco Glennie y Graue. Rodrigo Marabini Ruíz had been elected to serve as an alternate member to Jorge Sepúlveda García.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated.

Employees

	December 31,
	2009	2010	2011(2)
Categories of activity:
Airport operations	727	779	720
Airport maintenance	138	138	138
Administration(1)	172	169	185
Geographic location:
Guadalajara	241	245	194
Tijuana	127	127	127
Los Cabos	82	90	88
Puerto Vallarta	107	107	107
Hermosillo	59	67	66
Guanajuato	61	68	66
La Paz	42	47	47
Mexicali	44	46	47
Morelia	51	56	57
Aguascalientes	47	51	50
Los Mochis	38	42	41
Manzanillo	33	36	36

Total(1)	1,037	1,086	1,043

(1)	Totals at December 31, 2009, 2010 and 2011 includes 105, 104 and 117 employees, respectively, of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., our administrative services subsidiary located in Guadalajara.
(2)	As of February 29, 2012 CORSA employed 511 people, SIAP employed 428 people and Puerta Cero Parking, S.A. de C.V. employed 104 people.

As of December 31, 2011, there were 49% non-unionized employees working for us. The remaining 51% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by 12 separate collective bargaining agreements, each relating to one of our 12 airport subsidiaries, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2010, we successfully renegotiated our collective bargaining agreement, thereby securing a favorable and productive work environment for our employees for 2011 and 2012. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During 2012, we will renegotiate the collective bargaining agreement.

We offer a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2009, 2010 and 2011, we made a total of Ps. 13.5 million, Ps. 14.0 million, and Ps. 15.1 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of March 20, 2012.

	Number of Shares		Percentage of total share capital
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	—	84,150,000	—	15.0%
Grupo México S.A.B. de C.V. (1)	161,236,965	—	28.74%	—
Weston Hill Equity Holdings, LP (2)	25,676,290	—	4.58%	—
Public (3)	289,936,745	—	51.68%	—

(1)	Based on the Form 13D filed on January 25, 2012 by Grupo México, S.A.B. de C.V. Grupo México, S.A.B. de C.V. held 20.00% of our total outstanding capital stock as the filing date of our previous Form 20-F Annual Report for the year ended December 31, 2010.
(2)	Based on the Form 13D filed on October 18, 2010 by Weston Hill Equity Holdings, LP.
(3)	Based on reports of beneficial ownership filed with the SEC, (i) Morgan Stanley Investment Management Inc. (U.S.) beneficially owned less than 5% of our Series B shares as of March 20, 2012, compared to 8.5% as of April 30, 2009, (ii) Fidelity Management & Research Company beneficially owned less than 5% of our Series B shares as of March 20, 2012 compared to 5.1% as of May 31, 2010, (iii) Fidelity Management & Research (UK), Inc beneficially owned less than 5% of our Series B shares as of March 20, 2012 compared to 5.1% as of May 31, 2010, (iv) Mondrian Investment Partners Limited beneficially owned less than 5% of our Series B shares as of March 20, 2012 compared to 5.68% as of January 5, 2011.

AMP holds all of our Series BB shares, representing 15% of our total share capital. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Voting Rights and Shareholders’ Meetings.” As of March 20, 2012, approximately 18.3% of our Series B shares were held in the form of ADSs. 64.9% of the holders of our ADSs (60 holders, including The Depository Trust Company) had registered addresses in the United States.

Announcement by Grupo México, S.A.B. de C.V. of their intention to make a tender offer for our shares

On June 13, 2011, Grupo México, S.A.B. de C.V. (“Grupo México”) announced that it intended to acquire an additional 30% or more of our total outstanding capital stock. At the time, Grupo México had disclosed that it owned 20% of our total outstanding capital stock; in its most recent filing on Form 13D with the SEC on January 25, 2012, it disclosed that it owned 28.7% of our total outstanding capital stock.

Grupo México indicated that the tender offer would be subject to: a) receiving all necessary government approvals, including those from CNBV and the Federal Competition Commission; b) our refraining from re-introducing shares held in our treasury to the market under our share repurchase program; and c) there being no adverse material changes that would significantly affect our value.

Grupo México expressed its intention, once the tender offer was completed, to continue the current agreements between us and AMP, our strategic shareholder, regarding the operation of our airports. Additionally, Grupo México stated that if it did not hold at least 51% of our capital stock upon the conclusion of the tender offer, it would analyze whether to continue its purchase program or divest its holdings of our capital stock.

Articles X and XII of our bylaws, (i) limit the ability of Series B shareholders, directly or with related parties, other than AMP, to hold more than 10% of our outstanding capital stock, and any shares held in excess of that amount must be sold in a public offering; (ii) limit the voting rights of our Series B shareholders, individually or together with related parties, to 10% of our outstanding corporate stock, other than AMP; and (iii) limit the ability of any Series B shareholders, individually, or together with related parties, to appoint more than one board member (because any shares in excess of the 10% maximum do not have any voting rights under our bylaws), even if the shareholder owns more than 10% of our outstanding corporate stock.

As a result of Grupo México’s actions, on July 12, 2011, an individual shareholder who represents 0.00001% of our total outstanding capital stock filed a lawsuit against us and our directors and officers and obtained a decision ordering us and our directors and officers to take all legal measures necessary to maintain and protect our bylaws, specifically Articles X and XII, and to ensure that shareholders adhere to them.

Under Mexican law, before Grupo México’s tender offer could occur, the CNBV had to review and approve the request by Grupo México. In compliance with the decision of the court requiring us to defend our bylaws, we initiated a protection proceeding in federal court in order to defend our bylaws. We initiated a suit against the CNBV to prevent it from making a determination with respect to Grupo México’s tender offer. In addition, we filed a suit on February 15, 2012, against all Mexican stock brokers requiring them to adhere to our bylaws, and that would specifically enjoin them from acquiring our capital stock for Grupo México and its subsidiaries. See “Item 9, Litigation – Announcement by Grupo México, S.A.B. de C.V. of their intention to make a tender offer.”

Grupo México commenced various legal proceedings seeking to modify our bylaws to eliminate the foregoing limitation and seeking the termination of AMP’s special controlling rights that stem from AMP’s ownership of our Series BB shares in order to challenge our corporate structure. See “Item 9, Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws” and “Item 9, Legal Proceedings – Infraestructura y Transportes México, S.A. de C.V. (“ITM”) a subsidiary of Grupo México, seeks the termination of AMP’s special controlling rights.” On March 29, 2012, Grupo México announced that it had ended its tender offer for our shares. Grupo México, however, made no announcement regarding the various legal proceedings it has initiated against us.

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

AMP’s shareholders have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, until August 25, 2014, meanwhile: i) the appointment of AMP’s representatives to our board of directors and board committees shall be made on a rotating basis, and ii) any right of AMP regarding the appointment of our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be made, in principle, pursuant the unanimous consent of AMP’s shareholders. Other mechanisms exist in case unanimous consent is not obtained to avoid deadlocks that might affect our operations.

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

Shareholder Dispute and Resolution

Disputes among AMP’s shareholders had prevented voting on certain resolutions at our April 27, 2010 shareholders’ meetings, and eventually led to the suspension of trading of our shares on the Mexican Stock Exchange and NYSE from June 2, 2010 until June 14, 2010. The disputes among AMP’s shareholders also affected our shareholders’ meetings throughout 2010 and 2011, as certain of the shareholders of AMP argued that our board of directors was improperly constituted and consequently that the meetings were invalid. Additionally, AMP’s shareholders commenced litigation among each other and in some instances against us. On December 1, 2011, we received notice from AMP’s shareholders that they had entered into an agreement to end the dispute amongst each other and to terminate the legal proceedings they had commenced as a result of their conflicts. As a consequence, civil and commercial proceedings among AMP’s shareholders are in the process of being terminated (criminal proceedings that were initiated with the proper governmental entities cannot be terminated by AMP’s shareholders and will have to proceed according to law). Additionally, AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and AMP’s shareholders will continue developing our business through the technical assistance agreement. They also affirmed their intent to defend the rights granted to them by the Mexican Government. The agreement further confirms the original ownership percentage in AMP of each of its three partners.

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

In 2009, 2010 and 2011, we recognized expenses of U.S.$ 8.6 million, U.S.$ 10.3 million and U.S.$ 9.8 million, respectively, pursuant to the technical assistance agreement plus additional expenses paid to AMP and its affiliates of approximately U.S.$ 459,502, U.S.$ 16,901 and U.S.$ 84,912, respectively.

Through a competitive bidding process, in 2008 we contracted a project for the Master Development Program for the period 2010-2014 with Aena Desarrollo Internacional, S.A. (AMP’s shareholder) for the amount of U.S.$ 0.7 million. During 2009 we paid U.S.$ 0.5 million for the project and the remaining balance was paid in 2010. Additionally, in 2010 we paid Aena U.S.$ 0.1 million for travel expenses incurred in 2009.

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

Litigation related to the announcement by Grupo México, S.A.B. de C.V. of their intention to make a tender offer for our shares

On June 13, 2011, Grupo México, S.A.B. de C.V. (“Grupo México”) announced that it intended to acquire an additional 30% or more of our total outstanding capital stock. See “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – Announcement by Grupo México, S.A.B. de C.V. of their intention to make a tender offer for our shares.”

Articles X and XII of our bylaws, (i) limit the ability of Series B shareholders, directly or with related parties, other than AMP, to hold more than 10% of our outstanding capital stock, any shares held in excess of that amount must be sold in a public offering; (ii) limit the voting rights of our Series B shareholders, individually or together with related parties, to 10% of our outstanding corporate stock, other than AMP; and (iii) limit the ability of any Series B shareholders, individually, or together with related parties, to appoint more than one board member (because any shares in excess of the 10% maximum do not have any voting rights under our bylaws), even if the shareholder owns more than 10% of our outstanding corporate stock.

Grupo México commenced various legal proceedings seeking to modify our bylaws to eliminate the foregoing limitation and seeking the termination of AMP’s special controlling rights that stem from AMP’s ownership of our Series BB shares in order to challenge our corporate structure. See “– Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws” and “– Infraestructura y Transportes México, S.A. de C.V. (“ITM”) a subsidiary of Grupo México, seeks the termination of AMP’s special controlling rights.” A decision adverse to our bylaws could materially affect our operations in a manner that we cannot predict. Additionally, if successful, these proceedings could affect AMP’s special controlling rights (for additional information, see “Item 3, Risk Factors – AMP controls our management, and AMP’s interests may differ from those of other shareholders”).

As a result of Grupo México’s actions, on July 12, 2011, an individual shareholder who represents 0.00001% of our total outstanding capital stock filed a lawsuit against us and our directors and officers and obtained a decision ordering us and our directors and officers to take all legal measures necessary to maintain and protect our bylaws, specifically Articles X and XII, and to ensure that shareholders adhere to them.

Under Mexican law, before Grupo México’s tender offer could occur, the CNBV had to review and approve the request by Grupo México. In compliance with the decision of the court requiring us to defend our bylaws, we initiated a protection proceeding in federal court in order to defend our bylaws. On July 25, 2011, a Mexican federal court of last resort issued a decision lifting the provisional suspension of the preliminary injunction in the protection proceeding that we had commenced against the CNBV to prevent it from making a decision with respect to the public tender offer by Grupo México. On August 4, 2011, the court hearing our protection proceeding in defense of our bylaws affirmed the preliminary injunction prohibiting the CNBV from issuing a decision regarding the public tender offer by Grupo México until the protection proceeding is resolved. Grupo México and the CNBV appealed the court decision. On March 1, 2012, a federal court of last resort upheld the preliminary injunction. This ensures that the suspension will remain in place and prevents the CNBV from issuing a decision regarding the public tender offer until the protection proceeding is resolved.

In addition, on March 13, 2012, one of our subsidiaries obtained a preliminary injunction from a federal court of last resort preventing the CNBV from making a decision with respect to Grupo Mexico’s tender offer. Based on these preliminary injunctions, the CNBV cannot issue a decision on whether or not to authorize the tender offer initiated by Grupo México until the protection proceeding is resolved.

On March 29, 2012, Grupo México announced that it had ended its tender offer for our shares. Grupo México, however, made no announcement regarding the various legal proceedings it has initiated against us.

Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint seeks to have the court grant relief by declaring Articles X and XII of our bylaws null and void. The plaintiffs are Grupo México and its subsidiary, Infraestructura y Transportes México, S.A. de C.V. (“ITM”). In November 2010, we filed a response to the complaint. Grupo México obtained a favorable decision from the civil court in Mexico City, and we have appealed this decision. This appeal is pending before a Tribunal of the Superior Court.

Additionally, prior to our General Shareholder’s Meeting held on April 27, 2011, Grupo México indicated its intent to appoint two members to our board of directors, one for each 10% ownership interest it held in us at the time. However, according to our bylaws, ownership of our common stock is limited to

10%, and consequently, the right of representation on our board of directors and the right to vote at our shareholders’ meetings is also limited to 10%. During the April 27, 2011 General Shareholder’s Meeting, Grupo México’s request was rejected, and Grupo México was asked to appoint a single board member in accordance with their rights under our bylaws. In response, Grupo México initiated legal action seeking to nullify the resolutions adopted regarding the designation of representatives of our Series B shares to our board directors. On May 27, 2011, a District Court provisionally suspended the related resolutions until a determination is made with respect to our bylaws. We appealed the decision on June 17, 2011, and a decision is still pending.

Infraestructura y Transportes México, S.A. de C.V. (“ITM”) a subsidiary of Grupo México, seeks the termination of AMP’s special controlling rights

On November 4, 2011, a commercial legal proceeding was commenced by ITM seeking to void AMP’s ownership of our shares, and as a consequence, the cancelation of the special rights granted to AMP under the participation agreement and its annexes as a result of AMP’s ownership of our Series BB shares. The participation agreement and its annexes, as discussed above, were signed in 1999, in connection with the privatization of this airport group, by the Mexican government via the Ministry of Transportation and Communications, Nacional Financiera S.N.C. (“NAFIN”), a Mexican government-owned entity, Banco Nacional de Comercio Exterior, S.N.C. (National Exterior Commerce Bank or “BANCOMEXT”), Aeropuertos y Servicios Auxiliares (Mexican Airport and Auxiliary Services Agency or “ASA”), GAP and its subsidiaries and AMP. Additionally, ITM demanded that AMP repay us for all economic benefits conferred to AMP by us while AMP has been a shareholder. On November 25, 2011, we filed a reply in the proceeding. On March 7, 2012, we were notified by our external legal counsel that a ruling was issued in our favor. The court upheld our defense based on a claim for a lack of jurisdiction by the Federal Civil Court where the claim had been filed because the rights of AMP arise from an international public bid conducted by an administrative authority according to proper administrative laws and regulations applicable to the airport industry. Consequently, the court of competent jurisdiction to rule on this matter is the Federal Fiscal and Administrative Court and all actions of the Civil Federal Court (including the lawsuit and subsequent filings thereto) were declared null and void. As a result of the fact that there are no appeals options, this case is concluded.

We filed legal action against all the Mexican stock market brokers seeking adherence to our bylaws

Also, in accordance with the decision of the Mercantile Judge that instructs us and our directors and officers to take all necessary legal measures to maintain and protect our bylaws (as described above), on February 15, 2012 we initiated a lawsuit against all Mexican stock market brokers seeking to defend our bylaws.

On February 29, 2012, we were informed by our external counsel that the court issued preliminary injunctions that:

1. Constrain all the Mexican stock market brokers, in their capacity as intermediaries in the securities market, to act in accordance with Mexican law, our bylaws and market regulations.

2. Oblige all the Mexican stock market brokers to uphold our bylaws, including Article X.

3. Prohibit all the Mexican stock market brokers, in their capacity as intermediaries in the securities market, from trading our shares for an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of our bylaws.

4. Prohibit all the Mexican stock market brokers, in their capacity as intermediaries in the securities market, from acquiring or, in any way, negotiating transactions involving our shares for Grupo México and ITM and any other entity that forms part of their business conglomerate, or is related thereto, since these entities have made known that they own an amount of our shares that is in excess of the maximum allowed by Article X of our bylaws.

We cannot predict the consequences from this proceeding or the future actions of the Mexican stock brokers.

Ejido Participants at Tijuana and Guadalajara Airports

A portion of the lands comprising the Tijuana International Airport and Guadalajara International Airport were expropriated by the Mexican government in 1970 and 1975 respectively, pursuant to its power of eminent domain. Prior to its expropriation, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido. The former ejidos’ participants have asserted indemnity claims against the Mexican government challenging the 1970 and 1975 expropriation decrees.

Our Tijuana International Airport subsidiary has been joined in the proceedings, but only as an interested third party. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, received a judgment in its favor. The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be assessed. Depending on which particular land parcel is to be returned, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations. We have contested this latest ruling in a second appeal, the outcome of which is currently pending.

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

Similarly, in the case of the Guadalajara International Airport, two different ejidos have commenced proceedings in federal court to void the expropriation decree of 1975. In November 2010, the Third District Court for Administrative Matters and Labor found in favor of the ejidos. The ruling ordered the return of all expropriated property to the ejidos and declared as null and void the concession granted to us in 1998 specifically with respect to the land expropriated by the 1975 decree. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we have appealed the decision of the court. The appeal is still pending.

The terms of our concession require the Mexican government to provide us restitution for any loss of our use of the land provided for in our concessions. Although no assurance can be given, we believe that the Mexican government would be liable for any operational disruption caused by the proceedings with the ejidos and would have to restore our rights of use for the public property assigned to us under the concessions if we were to lose our appeals.

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

One of the requirements under Mexican income tax law to deduct an expense in a fiscal period is that the service be rendered in the same period in which it is deducted. In light of this requirement, we requested confirmation from the Mexican Treasury Department that a deduction for the management fee for the period from August 25, 1999 through November 15, 1999 could be claimed in 2003, since an agreement with respect to the amount of this fee was not reached until 2003. During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 that we proposed. In 2004, we initiated an annulment proceeding. In 2005, we received a favorable ruling with respect to the claim relating to our Aguascalientes International Airport, but received an unfavorable ruling in the first instance on the claims with respect to the Guanajuato, Guadalajara, Tijuana, Puerto Vallarta and Los Cabos airports. Subsequently, during 2006, we received a favorable sentence in the ultimate instance at the La Paz International Airport and unfavorable rulings in the ultimate instance at the Aguascalientes, Hermosillo, Mexicali and Los Mochis airports. In June 2007, we received an unfavorable ruling in the ultimate instance for the Morelia International Airport. At the Aguascalientes and Morelia airports, the unfavorable rulings were based on the merits of the claim, and consequently, we have recognized provisions of Ps. 1.7 million and Ps. 2.6 million, respectively, which include penalties and interest; the unfavorable sentences received at the Hermosillo, Mexicali and Los Mochis airports were based on deficiencies in form. In 2009, we received favorable rulings for the Guanajuato, Guadalajara, La Paz, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo airports. In May 2010, the Hermosillo International Airport received a favorable ruling to deduct this expense and dismissed the airport’s obligation to pay statutory employee profit sharing in the amount of Ps. 4.3 million. However, the authority appealed this decision, and consequently on May 31, 2011 we received an unfavorable ruling ordering a statutory employee profit sharing payment of Ps. 4.3 million. The Hermosillo airport has already appealed this decision, and a decision is pending.

Proceedings before the Mexican Treasury Department regarding asset tax

On December 31, 2003, we commenced two administrative proceedings before the Mexican Treasury Department seeking (i) a reduction of the asset basis of, or the applicable rate for purposes of calculating asset tax liability on, our airport concessions, so that such base only includes 15% of the concession value and (ii) an increase of the recovery period of any asset tax paid. Both proceedings seek to reduce our effective tax rate. Based on the advice of our tax advisors, our board of directors agreed during its meeting on April 29, 2004 to commence legal proceedings if the Mexican Treasury Department rejected our position. The Mexican Treasury Department eventually rejected our position and we commenced proceedings in Mexican Federal Tax Court. In 2005, the tax court ruled that the Mexican Treasury Department to accept our method of calculating the asset tax base or grant us a specific tax benefit. The Mexican Treasury Department appealed this decision in federal court.

On May 12, 2006, the federal court with jurisdiction over six of our airports declared the appeal by the Mexican Treasury Department unfounded, finding that it was correct to base the asset tax applicable with respect to the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo

airports only on 15% of the value of the concessions at those airports as requested by us (equivalent to AMP’s pro rata interest in those concessions as a result of AMP’s 15% interest in us). As a result of this resolution, on August 29, 2006, the Mexican Treasury Department issued a notice confirming this methodology for those airports. On September 1, 2006, the federal court with jurisdiction over our Guadalajara, Mexicali, Guanajuato, Los Cabos, Puerto Vallarta and Tijuana airports reached the same favorable decision; however, the Mexican Treasury Department appealed that decision.

As a result of the federal court decision and the final notice delivered to us by the Mexican Treasury Department with respect to our Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, in the last quarter of 2006 we recorded the effect of that decision, which resulted in an overall benefit of Ps. 208.6 million and was recognized in the income statement as a reduction of the valuation allowance (see Note 19.b of our audited consolidated financial statements). From 2007 to 2010, we received a refund of Ps. 158.5 million related to these airports, Ps. 24.8 million were denied by the Mexican Treasury Authority and there is a pending balance of Ps. 25.3 million. At December 31, 2011, the balances in aggregate for all six airports were: (i) asset taxes of Ps. 50.1 million; and (ii) a valuation allowance of Ps. 24.8 million, representing the amount which we do not expect to recover.

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

On January 22, 2010 the Hermosillo International Airport filed a judicial annulment against the unfavorable court resolution that denied the recovery of the asset tax from the years 2005 and 2006. The amount that remains pending is Ps. 25.3 million. As of the date of this report, a resolution is still pending.

On June 5, 2009, our other six airports, the Guanajuato, Guadalajara, Mexicali, Los Cabos, Puerto Vallarta and Tijuana international airports received favorable resolutions in the second instance, allowing them to apply an asset tax base of only 15% of the value of the concessions, which represents the amount paid by AMP. The effect of this resolution was to force the lower court to review the case using the applicable tax laws. However, on May 20 and 24, 2011, we received certain resolutions related to a ruling issued on June 5, 2009. In these resolutions, the tax authority concluded that the airports have to calculate the asset tax base considering 100% of the assets utilized as part of their operations. Our management believes that these conclusions are based on improper arguments related to ownership percentages and apply tax consolidation rules that are not applicable to our airports. There are no additional instances to appeal this resolution. Based on the advice of certain of our external legal counsel, we do not believe that there are sufficient elements to recover the amounts paid and have therefore not recognized assets for such amounts in our audited consolidated balance sheets.

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

In the case of the Tijuana airport, the municipal authority issued a second real estate tax claim against the airport on June 8, 2005. The court then ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, a bond was issued by a financial institution on behalf of the Tijuana airport for Ps. 141.8 million (nominal pesos) in order to release the encumbrance. On March 25, 2008, the Tijuana airport received an initial ruling declaring null and void the tax claim by the municipal authority but upholding the right of the municipal authorities to assess real estate taxes over commercial areas. Although we appealed the ruling with respect to the assessment of real estate taxes over commercial areas, we also petitioned that the bond be refunded in the interim because the municipality did not appeal any matter in the resolution. Accordingly, on February 7, 2009, our line of credit for the issuance of the bond was cancelled. On October 20, 2010, the municipal authority of Tijuana issued a third request for the repayment of real estate taxes for 2000 through 2010. We and our legal counsel believe that this request for payment of taxes is not valid since local courts had already ruled the tax claims for the years 2005 and 2006 null and void. Our challenge to the second request is still pending. In conjunction with its third request, the Tijuana municipal authority requested that we make a full payment of the claimed taxes of Ps. 269,229 within three days of receiving the request. The municipal authority also listed a number of assets which they believed could be seized if payment was not made. Because we and our legal counsel believe that this request for repayment is also null and void, we commenced legal proceedings against the municipal authority. The legal proceeding is currently pending.

We have also achieved the dismissal of certain claims by the municipal government of Mexicali for Ps. 89.0 million. A court had ordered the temporary encumbrance of 25% of the revenues from the parking garage that we operate at the Mexicali airport to guarantee the property tax claims of the Mexicali municipal government. The cumulative amount of such encumbrances is Ps. 6.3 million. During 2006, we obtained a favorable ruling in the first instance, which the municipality appealed. In March 2008, the courts resolved the appeal in our favor and ordered that the Mexicali municipal government return to us the revenues that were improperly seized by the Mexicali municipal authority. Accordingly, we have claimed a refund for the outstanding amount, a part of which was received in April 2011, however, there is a remaining balance of Ps. 1.3 million. Our legal counsel is seeking the payment of this balance. We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations because, should a court determine that these taxes must be paid in response to any future proceedings, we believe that the Mexican government, as the owner of the property upon which we operate our airports, would be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions.

Other claims by certain municipalities

In Guadalajara we are subject to claims by the municipality regarding our failure to obtain certain municipal licenses. We do not believe that we are subject to the license requirements at issue, and we have initiated proceedings to challenge the municipality’s claims, which to date have been resolved in our favor.

Federal tax proceedings against Aguascalientes, La Paz, Morelia, Los Mochis and Mexicali airports

The Mexican Tax Authority (Servicio de Administración Tributaria, or SAT), in connection with its review of year 2005, sent us official notices in 2008 and 2009 stating that under its criteria the Aguascalientes, La Paz, Morelia, Los Mochis and Mexicali airports incorrectly applied the fiscal amortization rates with regard to the value of their concessions.

With respect to the Aguascalientes International Airport, in April 2009 we initiated legal proceedings in tax court against the Aguascalientes SAT’s local offices to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning our position on amortization. In 2009, the SAT imposed a fine of Ps. 1.7 million, which was paid by the airport. However, on February 24, 2010, the airport filed for an annulment of the resolution issued by the tax authorities that establishes the airport inappropriately applied the fiscal amortization tax rate over the value of its concession. We obtained an unfavorable decision. On January 17, 2011 the airport filed an appeal, but on June 16, 2011 the claim was denied. We filed an appeal for review by the Mexican Supreme Court. As of the date of this report, a decision is pending.

On February 12, 2010, the Morelia International Airport filed an administrative proceeding against the resolution issued by the tax authority that establishes that Morelia International Airport applied a fiscal amortization rate in excess of its concession value. In August 2010, the tax authority required payment of the back taxes and ordered a temporary encumbrance of some of our assets to guarantee payment of any potential amounts owed. We paid a fine and secured a bond to guarantee the back taxes in order to avoid the temporary encumbrance. On October 5, 2011, the Morelia airport received an unfavorable ruling, therefore, on October 26, 2011, it filed an appeal on constitutional grounds against that the unfavorable resolution and a decision is pending.

On August 18, 2011, the Mexicali International Airport received an unfavorable decision in the last instance resulting in a deferred tax income expense to our 2011 consolidated statement of income of Ps. 3.4 million.

On October 3, 2011, the La Paz International Airport received a favorable resolution in the first instance, which was appealed by the Mexican Tax Authority and is pending resolution.

On October 3, 2011, the Los Mochis International Airport filed an appeal of the tax authority resolution establishing a fiscal amortization rate lower than we believe is applicable. A decision is pending.

Renewal of Hotel Lease at Guadalajara International Airport

Coco Club was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the following commercial space at our Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure at the airport: (i) the commercial space located in the hallway leading to the gate area for domestic flights, (ii) the majority of the commercial space in the gate area itself, (iii) the commercial space in the bridge connecting the airport to the airport hotel and (iv) the hotel itself. In September 1998, Coco Club transferred all of these rights to a third party except for the right to operate the hotel for a period of 15 years from March 1993 in exchange for its obligation to construct such hotel. In May 2004, we recovered the right to operate the commercial areas previously operated by the third party that received its rights from Coco Club. Subject to the satisfaction of certain conditions, under the lease to operate the hotel, Coco Club was granted the right to renew the contract and continue operating the hotel for another 15-year period from March 2008 at below-market rates. Because we do not believe that Coco Club has satisfied all such conditions, we have not renewed the lease to operate the hotel. As a result, in April 2008 we initiated legal proceedings against Coco Club to declare the lease null and void due to Coco Club’s failure to satisfy all conditions in the prior lease agreement. On October 31, 2011, we received a favorable decision for the return of the hotel to the airport. The decision was appealed by Coco Club on December 14, 2011. This legal proceeding remains pending.

Litigation related to the dispute among our shareholders

In connection with the shareholder dispute described above, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – Shareholder Dispute,” we had become party to a number of proceedings by certain of AMP’s shareholders. The cases had been brought on behalf of CMA, in some instances, while in other cases they were brought on behalf of individual plaintiffs. We were named directly as defendants in some of these cases while in others we were joined as a related third party. In addition, we had commenced litigation against some of the same parties. The complaints were filed with different branches of the Mexican judicial, both civil and criminal, and administrative systems and alleged different causes of action derived from the disagreements surrounding our shareholders’ meetings that began on April 27, 2010. However, on December 1, 2011, we received notice from AMP’s shareholders that they had entered into an agreement to end the dispute amongst each other and to terminate the legal proceedings they had commenced as a result of their conflicts. As a consequence, civil and commercial proceedings among AMP’s shareholders were in the process of being terminated (criminal proceedings that were initiated with the proper governmental entities cannot be terminated by AMP’s shareholders and will have to proceed according to law).

Suits seeking to nullify the Shareholders’ Meetings held on April 27, 2010 and on June 2, 2010

Two shareholder’s, each the owner of approximately 0.0002% of our capital stock, separately filed suits to commence mercantile proceedings seeking to nullify the shareholders’ meetings held on April 27, 2010, and on June 2, 2010. As of the date of this report the proceedings remain pending. However, as a result of AMP’s shareholder agreement reached on December 1, 2011, all civil and mercantile legal proceedings they had commenced as a result of the conflicts are being terminated.

Infractions of the Mexican Securities Law alleged by the CNBV

On April 25, 2011, we received a formal notice from the CNBV in which it initiated a proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s shareholders during 2010 (See “Item 3. Risk Factors-Risks Related to Our Controlling Shareholder- AMP controls our management, and AMP’s interests may differ from those of other shareholders” and “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders”).

This notice was the first stage of the procedure to impose a fine on us. The notice stated that we allegedly committed violations of the Mexican disclosure statutes. We believe that this claim is baseless and intend to defend our rights vigorously. On June 3, 2011, we exercised our right to appeal the determination of the CNBV and to file evidence to contest this determination. If we are not successful, we intend to appeal the finding in a competent court. We can provide no assurances as to whether we will be successful in our appeal or in any subsequent legal actions we may take. If we are not successful in our appeal to the CNBV or in any subsequent legal actions we may take, the maximum amount of the fine that could be levied against us for all alleged violations is approximately Ps. 31.1 million (approximately U.S. 2.5 million). To date, a decision by the CNBV with respect to this appeal is pending.

Suit seeks to void our participation agreement

On June 7, 2011, an individual shareholder who represents 0.0002% of our capital stock filed a lawsuit before a district judge in order to declare null our participation agreement and its annexes. On August 31, 2011, GAP obtained a favorable decision which found that the participation agreement and its annexes are governmental and administrative acts and consequently the rules which govern this agreement are administrative laws. These laws protect the granting of concessions that result from a public bidding process. In addition, as a result of the agreement reached among AMP’s shareholders in December 2011, all disputes, litigations and proceedings have been terminated. Consequently, the plaintiff in this case appeared before the court in this matter and withdrew the claim.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps. 507.3 million at December 31, 2011 (excluding reserve amounts corresponding to 2011 net income).

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

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (retained against cumulative net income and payable by us) calculated on a gross-up basis by applying a factor of 1.4286 for 2010 and 2011. From 2010 to 2012 the corporate tax rate will be 30%, 29% for 2013 and 28% for 2014 and thereafter and as a result, the gross-up factor will be 1.4286, 1.4085 and 1.3889, respectively. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date on which the dividend was paid.

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

We paid aggregate dividends of Ps. 1.20 billion in 2009, Ps. 1.00 billion in 2010, and Ps. 1.04 billion in 2011.

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

As of December 31, 2011, we had accumulated approximately Ps. 1.20 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax.

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

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2008	15.42	48.92	21.08	52.45

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2009	13.95	32.68	21.57	42.23
First Quarter	13.95	23.44	21.57	32.15
Second Quarter	17.98	25.84	23.00	33.81
Third Quarter	24.23	30.49	32.50	40.31
Fourth Quarter	24.95	32.68	32.80	42.23

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2010	28.18	41.99	37.07	51.00
First Quarter	31.12	37.42	40.75	47.35
Second Quarter	29.05	37.16	37.57	46.00
Third Quarter	28.18	34.44	37.07	43.52
Fourth Quarter	34.50	41.29	43.45	51.00

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2011
First Quarter	36.92	42.49	44.85	51.13
Second Quarter	39.43	42.72	46.25	50.51
Third Quarter	33.21	41.08	45.64	48.44
Fourth Quarter	32.18	35.66	44.80	47.90

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December 2011	33.65	35.27	46.85	47.90
January 2012	36.60	37.87	46.77	49.00
February 2012	37.15	38.05	47.42	49.65
March 2012(2)	39.22	40.00	49.79	51.00

(1)	10 Series B shares per ADR.
(2)	As of March 27, 2012.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of March 20, 2012:

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

Dividends and Distributions

At our Annual Ordinary General Shareholders’ Meeting, the board of directors will submit to the shareholders for their approval our audited consolidated financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information – Dividends.” At the General Ordinary Shareholders’ Meetings held on June 2, 2010 we declared a dividend of Ps. 1.00 billion. The first payment for that dividend in the amount of Ps. 750.0 million was made on June 15, 2010 and the remaining Ps. 250.0 million was paid on August 19, 2010. At the General Ordinary Shareholders’ Meetings held on April 27, 2011, we declared a dividend of Ps. 1.43 billion or Ps. 1.9231 per common share. The first dividend payment of Ps. 780.0 million was made on May 31, 2011. The second dividend payment of Ps. 255.1 million was made on November 29, 2011.

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

At the General Ordinary Shareholders’ Meeting held on April 27, 2010, the maximum amount approved for repurchase of shares or credit instruments that represent these shares was cancelled and no stock buy-back program for Series B shares was approved for the period from April 27, 2010 to April 27, 2011. However, at the subsequent General Ordinary Shareholders’ Meeting held July, 22 – 25, 2010, a stock buyback program was approved under the Mexican Securities Market Law, for a maximum amount of Ps. 1.00 billion for the period from July 22, 2010 until April 27, 2011. During that period we purchased

20,217,600 shares at an average price of Ps. 45.20, paying Ps. 913.8 million. These shares represent 3.6% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 473.5 million for the twelve months following April 27, 2011. During that period we purchased 10,061,800 shares at an average price of Ps. 47.06 for Ps. 473.5 million. These shares represent 1.8% of our total outstanding shares. See “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “Item 4, Regulatory Framework – Sources of Regulation” and “Item 4, Regulatory Framework – Scope of Concessions” and “Item 4, Regulatory Framework – General Obligations of Concession Holders.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purpose of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 or 2011 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2009, 2010 and 2011, approximately 29.6%, 25.0% and 23.3%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2010 and 2011, 29.6% and 29.5% respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2011, we estimate that our passenger charges revenues from international passengers would have increased by Ps. 115.0 million.

As of December 31, 2009, 2010 and 2011, 13.9%, 10.0% and 12.5%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2011, we estimate that the value of our cash and marketable securities would have increased by Ps. 28.3 million.

We did not have any relevant foreign currency indebtedness at December 31, 2009, 2010 and 2011. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2009, 2010 and 2011 we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

Over the last three years, we have funded the majority of our capital expenditures with bank loans, and we expect to continue to do so. We have entered into bank loans bearing both fixed and variable interest rates. Our fixed-rate debt establishes a fixed interest rate of 8.52%, and the unpaid balance as of December 31, 2011 was Ps. 559.4 million. In 2009, we entered into bank loans bearing variable interest rates, which expose us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interés Interbancaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 3.5%). In order to hedge against such interest rate risk, in December 2009, we entered into a cash flow hedge with Banamex for a nominal amount of Ps. 372.2 million, which sets a ceiling of 7% on the TIIE, resulting in a maximum interest rate of 10.5%. This instrument will be in effect from December 2012 until January 2017, and its fair value as of December 31, 2011 was Ps. 4.5 million. In 2011, we entered into bank loans with HSBC and Banamex bearing variable interest rates, which expose us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates. HSBC charges interest at a rate based on the TIIE plus 1.65%. Banamex charges interest base on the TIIE plus 1.35% for the 2011 disbursements and 1.43% for 2012 disbursements. We had approximately Ps. 1.46 billion in variable rate debt at December 31, 2011. For more information regarding our economic hedging transactions, see “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

As of December 31, 2011 we paid Ps. 61.3 million of interest expense under variable interest rate loans, with an average TIIE rate of 4.9%. Based upon a 10% increase of the TIIE rate, we estimate that our interest expense would have increased by Ps. 3.8 million.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual New York Stock Exchange listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2009, this amount was U.S.$ 659,601 of which we received U.S.$ 499,703 during 2009 and U.S.$ 159,898 in January 2010. We did not receive additional reimbursements from the depositary during 2010 and 2011.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework.

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2011.

Our independent registered public accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited the internal control over financial reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 20, 2012 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (i) the adoption of Mexican Financial Reporting Standards B-5, Segment Financial Information, C-5, Prepaid Expenses, C-6, Property, Plant and Equipment and B-1, Accounting Changes and Correction of Errors, (ii) the adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board with a transition date as of January 1, 2011, (iii) the nature and effect of differences between Mexican Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America and (iv) translation of financial statements into English.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ RAMÓN ALVAREZ CISNEROS
C.P.C. Ramón Alvarez Cisneros
Guadalajara, Jalisco, Mexico
March 20, 2012

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Carlos Cárdenas Guzmán, an independent director under NYSE listing standards, joined our board of directors and our Audit Committee in 2011, and we believe that he is qualified to serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. Our board of directors appointed Mr. Cárdenas Guzmán as President of the Audit Committee and also as the financial expert of that Committee. For a discussion of Mr. Cárdenas Guzmán’s qualifications, see “Item 6, Directors, Senior Management and Employees – Directors.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), during the fiscal years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010		2011
	(thousands of pesos)
Audit fees	Ps.	5,762	Ps.	5,838
Audit-related fees		2,525		2,731
Tax fees		2,541		2,111
Other fees		487		1,364

Total fees	Ps.	11,315	Ps.	12,044

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

Shares repurchased by us pursuant to the share repurchase program

2011	(a) Total number of shares purchased (1) (2)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs(3)	(d) Approximate dollar value that may yet be purchased under the plans or programs (in million)
January 1-31	3,481,000	49.01	3,481,000	18.1
February 1-28	1,631,900	46.62	1,631,900	11.8
March 1-31	1,189,800	48.17	1,189,800	7.2
April 1-30	0	0.00	0	41.1
May 1-31	0	0.00	0	40.9
June 1-30	0	0.00	0	40.4
July 1-31	1,952,200	47.19	1,952,200	32.5
August 1-31	4,165,800	47.03	4,165,800	15.0
September 1-30	3,614,000	47.17	3,614,000	1.1
October 1-31	329,800	45.41	329,800	0.0
November 1-30	0	0.00	0	0.0
December 1-31	0	0.00	0	0.0

2011 Total	16,364,500	47.51	16,364,500	—

(1)	We do not repurchase our shares other than through the share repurchase program. These shares were purchased in open-market transactions.
(2)	During 2011 AMP did not buy any of our shares.
(3)	We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the General Ordinary Shareholders’ Meeting held on April 28, 2009, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps. 864.3 million for the period from April 28, 2009 to April 27, 2010. At the General Ordinary Shareholders’ Meeting held on June 2, 2010, a stock buyback program was approved under Mexican Securities Law for a maximum amount of Ps. 1.0 billion for the period from July 22, 2010 to April 27, 2011. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps. 473.5 million for the twelve months following the meeting.

As of December 31, 2009, there was a balance of 2,080,000 repurchased shares on our Consolidated Balance Sheets. These 2,080,000 shares were relocated in the market in 2009. As of December 31, 2009, there was no balance of repurchased shares on our Consolidated Balance Sheets. As of December 31, 2010, there was a balance of 13,914,900 repurchased shares on our Consolidated Balance Sheets. As of December 31, 2011, there was a balance of 30,279,400 repurchased shares on our Consolidated Balance Sheets.

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
Name: Rodrigo Guzmán Perera
Title: Chief Financial Officer

Dated: March 30, 2012

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2011 and 2010, and for the Years Ended December 31, 2011, 2010 and 2009, and Independent Auditors’ Report Dated March 20, 2012

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2011, 2010 and 2009 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with Mexican Financial Reporting Standards.

As mentioned in Note 3, beginning January 1, 2011, the Company adopted the following Mexican Financial Reporting Standards: B-5, Segment Financial Information, C-5, Prepaid Expenses, C-6, Property, Plant and Equipment and B-1, Accounting Changes and Correction of Errors.

As disclosed in Note 28 to the accompanying consolidated financial statements, the Company adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) with a transition date as of January 1, 2011. The consolidated financial statements for the year ending December 31, 2012 to be issued by the Company will be its first annual financial statements that comply with IFRS. The Company will apply the relevant mandatory exceptions and certain optional exemptions to the retroactive application of IFRS as established by IFRS 1, First-Time Adoption of International Financial Reporting Standards, as well as the required additional disclosures.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C.P.C. Ramón Alvarez Cisneros

Guadalajara, Jalisco, Mexico

March 20, 2012

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2011 and 2010

(In thousands of Mexican Pesos)

Assets

	2011		2010
Current assets:
Cash and cash equivalents (Note 4)	Ps.	2,115,508	Ps.	2,348,807
Financial investments held for trading purposes (Note 5)		278,349		233,915
Trade accounts receivable – net (Note 6)		294,503		296,146
Recoverable taxes (Note 19.b)		174,961		142,226
Embedded derivatives		469		266
Other accounts receivable		2,249		1,739

Total current assets		2,866,039		3,023,099
Long-term cash and cash equivalents (Note 4)		19,502		—
Machinery, equipment and improvements on leased buildings – net (Note 7)		836,339		447,166
Improvements to concession assets – net (Note 8)		4,633,604		4,034,940
Advance payments to suppliers		114,712		113,099
Airport concessions – net (Note 9)		15,893,953		16,325,463
Rights to use airport facilities – net (Note 10)		2,015,986		2,102,111
Other acquired rights – net (Note 11)		778,100		799,180
Recoverable income taxes (Note 19.a)		—		23,022
Recoverable tax on assets (Note 19.f)		344,969		396,318
Embedded derivatives		5,621		11,292
Hedging derivative financial instrument (Note 12)		4,468		7,138
Deferred income taxes – net (Note 19.e)		1,807,873		1,536,986
Deferred statutory employee profit sharing (Notes 18.c)		8,529		7,475
Other assets		62,150		61,993

Total	Ps.	29,391,845	Ps.	28,889,282

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2011 and 2010

(In thousands of Mexican Pesos)

Liabilities and Stockholders’ Equity

	2011		2010
Current liabilities:
Current portion of long-term bank loans (Note 14)	Ps.	411,439	Ps.	266,492
Concession taxes payable		33,493		26,791
Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (Note 17)		71,450		64,784
Accounts payable		472,645		403,724
Taxes payable, other than income taxes and concession taxes		18,816		18,429
Income tax and business flat tax payable		54,184		123,721

Total current liabilities		1,062,027		903,941
Deposits received (Note 6)		316,389		226,412
Employee benefits (Note 13)		58,514		45,216
Long-term bank loans (Note 14)		1,612,179		1,042,808

Total liabilities		3,049,109		2,218,377

Commitments and contingencies (Notes 20 and 21)
Stockholders’ equity (Note 15):
Common stock		24,344,476		24,344,476
Legal reserve		507,349		432,341
Fund for repurchase of shares		1,387,302		1,000,000
Repurchased shares		(1,387,302)		(609,809)
Retained earnings		1,490,911		1,503,897

Total stockholders’ equity		26,342,736		26,670,905

Total	Ps.	29,391,845	Ps.	28,889,282

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Mexican Pesos, except per share amounts)

	2011		2010		2009
Revenues (Note 23):
Aeronautical services	Ps.	3,077,927	Ps.	2,957,763	Ps.	2,537,262
Non-aeronautical services		824,580		758,803		728,978

		3,902,507		3,716,566		3,266,240
Improvements to concession assets (Note 3.v)		1,036,227		657,103		—

Total revenues		4,938,734		4,373,669		3,266,240

Operating costs:
Cost of services (Note 24)		984,878		963,872		869,315
Technical assistance fees (Note 17)		136,191		128,384		111,721
Concession taxes (Note 1.a)		193,802		185,017		162,507
Depreciation and amortization (Note 25)		944,094		879,941		828,835

		2,258,965		2,157,214		1,972,378
Cost of improvements to concession assets (Note 3.v)		1,036,227		657,103		—

Total costs		3,295,192		2,814,317		1,972,378

Income from operations		1,643,542		1,559,352		1,293,862

Other expenses – net (Note 18)		(9,346)		(1,965)		(11,710)
Net comprehensive financing income (Note 26):
Interest income		140,259		192,874		185,343
Interest expense		(93,753)		(135,268)		(75,564)
Exchange gain (loss) – net		22,626		(14,509)		(26,149)
Loss from embedded derivatives		(5,468)		(4,872)		(25,421)

		63,664		38,225		58,209

Income before income taxes		1,697,860		1,595,612		1,340,361
Income tax expense (Note 19.c)		213,419		95,452		140,917

Consolidated net income	Ps.	1,484,441	Ps.	1,500,160	Ps.	1,199,444

Weighted average number of common shares outstanding		537,755,093		558,245,610		560,473,972

Basic earnings per share (in Mexican Pesos)	Ps.	2.7604	Ps.	2.6872	Ps.	2.1400

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Mexican Pesos)

	Number of Shares	Common Stock		Legal Reserve		Fund for Repurchase of Shares		Repurchased Shares		Retained Earnings		Total Stockholders’ Equity
Balances as of January 1, 2009	561,000,000	Ps.	24,344,476	Ps.	295,223	Ps.	55,000	Ps.	(43,712)	Ps.	2,086,659	Ps.	26,737,646
Transfer of earnings to legal reserve and fund for repurchase of shares (Note 15.b and h)	—		—		77,146		809,265		—		(886,411)		—
Repurchase of 360,000 shares (Note 15.b)	—		—		—		—		(10,248)		—		(10,248)
Sale of repurchased shares (Note 15.b)	—		—		—		—		53,960		(248)		53,712
Dividends declared and paid, 2.1390 pesos per share (Note 15.c)	—		—		—		—		—		(1,200,000)		(1,200,000)
Comprehensive income	—		—		—		—		—		1,199,444		1,199,444

Balances as of December 31, 2009	561,000,000		24,344,476		372,369		864,265		—		1,199,444		26,780,554
Dividends declared and paid, 1.7825 pesos per share (Note 15.e)	—		—		—		—		—		(1,000,000)		(1,000,000)
Transfer of earnings to legal reserve and fund for repurchase of shares (Note 15.f and h)	—		—		59,972		135,735		—		(195,707)		—
Repurchase of 13,914,900 shares (Note 15.f)	—		—		—		—		(609,809)		—		(609,809)
Comprehensive income	—		—		—		—		—		1,500,160		1,500,160

Balances as of December 31, 2010	561,000,000		24,344,476		432,341		1,000,000		(609,809)		1,503,897		26,670,905
Transfer of earnings to legal reserve and fund for repurchase of shares (Note 15.g and h)	—		—		75,008		387,302		—		(462,310)		—
Repurchase of 16,364,500 shares (Note 15.g)	—		—		—				(777,493)		—		(777,493)
Dividends declared and paid, 1.9231 pesos per share (Note 15.g)	—		—		—		—		—		(1,035,117)		(1,035,117)
Comprehensive income	—		—		—		—		—		1,484,441		1,484,441

Balances as of December 31, 2011	561,000,000	Ps.	24,344,476	Ps.	507,349	Ps.	1,387,302	Ps.	(1,387,302)	Ps.	1,490,911	Ps.	26,342,736

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Mexican Pesos)

	2011		2010		2009
Operating activities:
Earnings before income taxes	Ps.	1,697,860	Ps.	1,595,612	Ps.	1,340,361
Non-cash items:
Employee benefits		13,298		10,058		10,037
Deferred statutory employee profit sharing		(1,054)		(1,398)		(1,160)
Loss from embedded derivatives		5,468		4,872		25,421
Inflationary effects on recoverable tax on assets		(5,136)		(16,798)		(6,285)
(Gain) loss on financial investments held for trading purposes		(44,434)		45,706		(4,384)
Items related to investing activities:
Depreciation and amortization		944,094		879,941		828,835
Loss on sale of fixed assets		6,923		616		6,859
Allowance for doubtful accounts – long-term		—		(108)		4,123
Items related to financing activities:
Loss on hedging derivative financial instrument		2,670		6,509		1,020
Interest expense		57,220		101,638		53,766

		2,676,909		2,626,648		2,258,593
(Increase) decrease in:
Trade accounts receivable		1,643		157,710		118,202
Recoverable income tax and other current assets		6,510		(13,290)		62,771
Recoverable tax on assets		13,185		34,961		42,313
Recoverable income tax on dividends		23,022		119,763		44,663
Increase (decrease) in:
Concession taxes payable		6,702		9,651		(8,645)
Aeropuertos Mexicanos del Pacífico, S.A. de C.V.		6,666		14,017		(11,277)
Accounts payable		15,613		(1,773)		19,770
Taxes payable, other than income tax and concession taxes		387		(29,223)		446
Income taxes paid		(550,294)		(469,963)		(372,292)
Deposits received		89,977		128,669		57,831

Net cash provided by operating activities		2,290,320		2,577,170		2,212,375

Investing activities:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets		(979,660)		(464,838)		(482,665)
Advance payments to suppliers		(304,946)		(440,170)		(58,584)
Other deferred assets		(2,466)		(30,505)		(865)

Net cash used in investing activities		(1,287,072)		(935,513)		(542,114)

Excess cash to apply to financing activities		1,003,248		1,641,657		1,670,261

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Mexican Pesos)

	2011		2010		2009
Financing activities:
Dividends declared and paid		(1,035,117)		(1,000,000)		(1,200,000)
Repurchase of shares		(777,493)		(609,809)		(10,248)
Sales of repurchased shares		—		—		53,712
Proceeds from bank loans		1,014,626		507,692		413,754
Payments on bank loans		(300,308)		(248,360)		(163,786)
Interest paid on bank loans		(118,753)		(115,959)		(81,444)
Hedging derivative financial instrument		—		—		(14,667)

Net cash used in financing activities		(1,217,045)		(1,466,436)		(1,002,679)

Net (decrease) increase in cash and cash equivalents		(213,797)		175,221		667,582
Cash and cash equivalents at beginning of year		2,348,807		2,173,586		1,506,004

Cash and cash equivalents at end of year (includes long-term cash and cash equivalents)	Ps.	2,135,010	Ps.	2,348,807	Ps.	2,173,586

Non-cash investing activity:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets on account	Ps.	276,443	Ps.	227,373	Ps.	101,296

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Mexican Pesos)

1.	Activities and significant events

a.	Activities

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company or GAP) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, Los Cabos, Silao (Guanajuato), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes.

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (ASA), a Mexican Governmental agency, which was responsible for the operation of all public airports in Mexico.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. were granted concessions by the Ministry of Communications and Transportation (SCT) to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998. The cost of the concessions, which totaled Ps. 24,210,213 (Ps. 15,938,360 nominal pesos), was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (AMP, the strategic stockholder of the Company) for its interests in GAP. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on such date.

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

On February 24, 2006, the Company made an initial public offering of its Series B shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its 100% shares participation, both in the United States of America, via the New York Stock Exchange (NYSE) and in Mexico, via the Mexican Stock Exchange (BMV). Consequently, as of such date, the Company became a public entity in both Mexico and in the United States of America and is required to meet various legal obligations and regulations for public entities applicable in each country.

b.	Significant events

•

On November 5, 2010, the Company incorporated the subsidiary GA del Pacífico Partipacoes do Brasil LTDA (GA), in Brazil, to act as a holding company for other future acquisitions. Its common stock, of which GAP holds 99.99%, is comprised of 1,000 shares with a nominal value of $1.00 real (local currency in Brazil) which are fully subscribed. As of the date of these financial statements, the common stock has not been contributed in cash and the entity has not begun operations.

•

At an Ordinary General Shareholders’ Meeting held on April 27, 2011, the stockholders approved a dividend payment of Ps. 1.4424 pesos per share, which was paid on May 31, 2011 and a dividend payment of Ps. 0.4807 pesos per share, which was paid on November 29, 2011. Both payments were made before the due dates, which were May 31, 2011 and November 30, 2011, respectively. As mentioned in Note 15 g., dividends totaling Ps. 780,000 and Ps. 255,117, were paid during 2011.

•

On May 26, 2011, the Company entered into an unsecured credit agreement with HSBC México, S.A. (HSBC), with crossed guarantees provided by the Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports, for a combined amount of Ps. 1,023,980. Funds will be disbursed in different dates, as described in Note 14.

•

On June 6, 2011, the Company entered into an unsecured credit agreement with Banco Nacional de México, S.A. (Banamex), with crossed guarantees provided by the Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports, for a combined amount of Ps. 551,372. Funds will be disbursed in different dates, as described in Note 14.

•

On December 15, 2011, two trusts were created by the Company to hold the economic resources needed to guarantee payment to the building contractors of the Tijuana and Los Cabos airports for “Expansion of Terminal Building Phase III” and “New Terminal T4”, respectively. The capital held by these trusts will be used to finance advance payments to the suppliers as the construction of the previously mentioned projects proceeds.

2.	Basis of presentation

a.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are prepared on the basis of Mexican Financial Reporting Standards (MFRS, individually referred to as Bulletins or Normas de Información Financiera or NIFs).

b.	Monetary unit of the financial statements – The consolidated financial statements and notes as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, include balances and transactions denominated in Mexican pesos of different purchasing power.

c.	Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, of which it owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

•	Aeropuerto de Aguascalientes, S.A. de C.V.

•	Aeropuerto del Bajío, S.A. de C.V.

•	Aeropuerto de Guadalajara, S.A. de C.V.

•	Aeropuerto de Hermosillo, S.A. de C.V.

•	Aeropuerto de La Paz, S.A. de C.V.

•	Aeropuerto de Los Mochis, S.A. de C.V.

•	Aeropuerto de Mexicali, S.A. de C.V.

•	Aeropuerto de Morelia, S.A. de C.V.

•	Aeropuerto de Puerto Vallarta, S.A. de C.V.

•	Aeropuerto de Los Cabos, S.A. de C.V.

•	Aeropuerto de Tijuana, S.A. de C.V.

•	Aeropuerto de Manzanillo, S.A. de C.V.

•	Corporativo de Servicios Aeroportuarios, S.A. de C.V.

•	GA del Pacífico Partipacoes do Brasil LTDA

•	Puerta Cero Parking, S.A. de C.V.

•	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

d.	Income from operations – This line item is comprised by total revenues less operating costs. Although this presentation is not required by NIF B-3, Statement of Income, it is included because it represents a reliable measure of the economic and financial performance of the Company.

e.	Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. For the years ended December 31, 2011, 2010 and 2009, comprehensive income is represented only by the net income of each year.

f.	Classification of costs and expenses – Costs and expenses presented in the consolidated statements of income were classified according to their nature.

3.	Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a.	Accounting changes – Beginning January 1, 2011 the Company adopted the followings new NIFs:

NIF B-5, Segment Financial Information – Establishes the managerial approach to disclose financial information by segments, requiring the separate disclosure of interest income, interest expense and liabilities; and information on products, services, geographical areas, main customers and suppliers, as opposed to Bulletin B-5, which required that information disclosed to be classified by economic segments, geographical areas or homogeneous groups of customers and suppliers. See Note 22 for disclosures of the Company’s segments.

NIF C-6, Property, Plant and Equipment – Incorporates the treatment of exchange of assets pursuant to their commercial substance. It includes the basis to determine the residual value of a component, considering current amounts. It eliminates the rule of assigning a value based on an appraisal of property, plant and equipment acquired free of charge or at an inappropriate cost. It also establishes a requirement to continue to depreciate a component when it is not in use, except when depreciation methods are based on activity. The effects of this new NIF were applied retrospectively and led to enhanced disclosures.

NIF C-5, Prepaid Expenses – Establishes that their basic feature is that they do not transfer to the Company the risks and rewards inherent in the goods and services to be acquired or received. It also requires that impairment be recognized when such payments lose their ability to generate future benefits and how they should be presented in the balance sheet, as current or long-term assets. The recognition of this new NIF was applied retrospectively and led to a reclassification of advance payments to suppliers from account “Improvements to concession assets”, in the consolidated balance sheet as of December 31, 2010 as disclosed in the table below.

NIF B-1, Accounting Changes and Correction of Errors – Establishes that if an entity has implemented an accounting change or corrected an error, even though it is as a result of adopting a new or revised standard change (as is the case with NIF C-5 for 2011) or an error correction, it should present an additional statement of financial position as of the beginning of the earliest period for which comparative information is presented. It also requires that each line item in the statement of changes in stockholders’ equity show: a) initial balances previously reported, b) the effects of the retroactive application for each of the affected items in stockholders’ equity, segregating the effects of accounting changes and corrections of errors, and c) the beginning balances retrospectively adjusted. As previously mentioned, beginning January 1, 2011 the Company adopted the NIF C-5, accordingly, the previously presented balance of “Improvements to concession assets” in the consolidated balance sheets as of January 1, 2010 and December 31, 2010, of Ps. 3,513,391 and Ps. 4,148,034, respectively, were separated out to present advance payments to suppliers as a separate line item as shown below:

	Balances with adoption of NIF C-5
	January, 1, 2010		December, 31, 2010
Improvements to concession assets – net	Ps.	3,503,621	Ps.	4,034,940

Advances payments to suppliers	Ps.	9,770	Ps.	113,099

As this change did not significantly impact the comparability of financial information given the less than significant reclassification, the Company decided to not to present a consolidated balance sheet at the beginning of the earliest period presented.

b.	Recognition of the effects of inflation – Since the cumulative inflation for the three fiscal years prior to those ended December 31, 2011, 2010 and 2009, was 12.26%, 15.19% and 14.48%, respectively, the economic environment in which the Company operates is considered to be non-inflationary in those years. Inflation rates for the years ended 2011, 2010 and 2009 were 3.82%, 4.40%, and 3.57%, respectively.

Beginning on January 1, 2008, the Company discontinued the recognition of the effects of inflation in its consolidated financial statements. However, its non-monetary assets and liabilities and stockholders’ equity include the restatement effects recognized through December 31, 2007.

c.	Cash and cash equivalents – Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses with immediate availability invested in Mexican Treasury Bills (CETES), as well as cash equivalents designated for expenditure, held in trust, classified as short or long-term assets according to their estimated maturity date. Cash is stated at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in comprehensive financing result (CFR) of the period.

d.	Financial investments for trading purposes – From the date of acquisition, the Company classifies its investments in marketable securities as held for trading purposes, as it has the intention to trade such debt and/or equity instruments in the short-term, prior to their maturity. These investments are stated at fair value and any fluctuations in the value of these investments are recognized within current earnings. Fair value is determined based on quoted market prices in an active market. When an active market does not exist, fair value is determined based on accepted valuation techniques for pricing similar financial instruments.

e.	Trade accounts receivable – The Company systematically and periodically reviews the aging and collection of its accounts receivable and records an allowance for doubtful accounts when evidence exists that they will not be fully recoverable. Financial instruments that potentially expose the Company to a significant concentration of credit risk are primarily trade accounts receivable; however, management believes guarantee deposits granted by clients adequately cover such risk.

f.	Machinery, equipment and improvements on leased buildings – These assets are recorded at acquisition cost. Balances from acquisitions made through December 31, 2007, were restated for the effects of inflation by applying factors derived from the National Consumer Price Index (NCPI) through that date. Depreciation is calculated using the straight-line method based on remaining useful lives of the related assets, as described in Note 7.

g.	Capitalized comprehensive financing result – The Company capitalizes CFR for qualifying assets, which relates to the construction being incurred to prepare an asset for its intended use. The amount of construction costs incurred on qualifying assets serve as the basis for capitalizing CFR, taking into consideration the borrowing costs used to finance such assets. The capitalization of CFR is suspended when the preparation of such assets is stopped until construction begins again or once the construction period is completed.

h.	Improvements to concession assets – These assets are initially recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. This account includes the intangible assets generated from additions and improvements to concession assets in accordance with INIF 17, Service Concession Contracts, as well as other additions and improvements. Amortization is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 8.

i.	Advance payments to suppliers – As part of the commitment to comply with the investments as per the Master Development Program (MDP), the Company makes advance payments to suppliers that are related with improvements to concession assets and machinery equipment. The advance payments does not transfer to the Company the risks and rewards associated with the goods to be acquired or services to be received. Such payments are initially recorded at the amount of cash disbursed and are subsequently allocated to the corresponding asset once the related goods are acquired or services received.

j.	Airport concessions – Concessions to manage, operate and develop each of the airports are recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the concession’s term, as described in Note 9.

k.	Rights to use airport facilities – Rights to use airport facilities are booked at its historical cost of the airport facilities as recorded by ASA. Through December 31, 2007, they were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method based on the useful lives of the related assets, as described in Note 9.

l.	Other acquired rights – Other acquired rights are recorded at acquisition cost and through December 31, 2007, were restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the period from the date of acquisition to the end of the 50-year concession term, as described in Note 11.

m.	Impairment of long-lived assets in use – The Company reviews the carrying amounts of long-lived assets in use, pursuant to Bulletin C-15, Accounting for the Impairment and Disposal of Long-Lived Assets, when an impairment indicator suggests that such amounts might not be recoverable. Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows or the net sales price.

None of the 12 airports can be considered an “independent cash generating unit” since all are part of the Pacific Group package included in the Federal Government’s bidding process. Therefore, each concessionaire must operate its airports regardless of their individual results. Accordingly, the Company reviews its long-lived assets for impairment on a consolidated basis.

n.	Financial risk management policy – The activities carried out by the Company expose it to a number of financial risks, including market risk (which encompasses foreign exchange and interest rate risks), credit risk and liquidity risk. The Company seeks to minimize the potential adverse effects of these risks on its financial performance through an overall risk management program. The Company uses derivative and non-derivative financial instruments to hedge against some exposures to financial risks embedded in the balance sheet (recognized assets and liabilities) and off-balance sheet risks (firm commitments and highly probable forecasted transactions) and never for speculation purposes. Both financial risk management and the use of derivative financial instruments are governed by Company policies approved by the Board of Directors and are carried out by the Company’s treasury department. The Company identifies, assesses and hedges the exposures of its operating subsidiaries on a centralized basis. The Board of Directors has approved written policies of a general nature with respect to the management of financial risks, as well as policies and limits associated to other specific risks. Compliance by Company’s management of established policies and exposure limits is reviewed by internal audit on an ongoing basis.

o.	Derivative financial instruments – The Company obtains financing under different conditions. At the end of 2009, the Company entered into its first variable interest rate bank loan. In order to reduce its exposure to the risk of volatility in interest rates, the Company entered into an interest rate cap that establishes a ceiling for interest paid on the bank loans and effectively converts the variable rate profile of the debt to a fixed rate profile. The Company has designated the interest rate cap as a cash flow hedge. Its term extends from the date of its execution to the maturity date of the related bank loan. The Company only enters into derivative financial instruments with institutions of high reputation. The Company does not enter into derivative financial instruments for the purpose of speculation.

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

The accounting for changes in the fair value of a derivative financial instrument designated as a hedge depends on the type of hedge and is accounted as follows: (1) for fair value hedges, the gain or loss is recognized in current earnings offsetting the gain or loss on the hedged item; (2) for cash flow hedges, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings; the ineffective portion of the gain or loss is reported in earnings immediately. When the Company determines the effectiveness of a cash flow hedge based on the intrinsic value of the instrument, it recognizes the changes in the time value of the instrument directly through earnings.

The Company discontinues hedge accounting if the hedging instrument expires or is sold, terminated, or exercised, if the hedge no longer meets the hedge accounting criteria – for example it is no longer effective, or for cash flow hedges, the forecast transaction is no longer expected to occur, or if the entity revokes the hedge designation.

Embedded derivative financial instruments are recognized for lease agreements that establish the payments in a different currency that the functional currency of the parties in the lease agreement. The embedded derivative is segregated, whose underlying is the fluctuation between the foreign currency and functional currency, and is measured at fair value through the period results.

p.	Other assets – Costs incurred in the development phase, that meet certain requirements and that the Company has determined will have future economic benefits, are capitalized and amortized based on the straight-line method. Disbursements that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

q.	Provisions – Provisions are recognized for obligations that result from a past events, that are probable to result in the use of economic resources and that can be reasonably estimated; however, the final result could differ from the provision recognized.

r.	Direct employee benefits – Liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits include mainly statutory employee profit sharing (PTU) payable, compensated absences, vacation and vacation premiums and incentives.

s.	Employee benefits from termination and retirement – Liabilities from seniority premiums and severance payments are recognized as they accrue, and are calculated by independent actuaries using the projected unit credit method at nominal rates.

t.	Statutory employee profit sharing – PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences that result from comparing the accounting and tax bases of assets and liabilities and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

u.	Revenue recognition – The majority of the Company’s revenues are derived from rendering aeronautical services, which are generally related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” per “workload unit.” A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

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

All revenues are recognized net of any discounts, within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

v.	Revenues and cost of improvements to concession assets – In conformity with INIF 17, the Company must recognize the revenues and costs of additions and improvements to concession assets which they are obligated to perform at the airports as established by the MDP. Revenues represent the value of the exchange between the Company and the Government with respect to the additions and improvements, given that the Company constructs or provides improvements to the airports as obligated under the MDP and in exchange, the Government grants the Company the right to obtain benefits for services provided using those assets. The cost for such additions and improvements to concession assets is based on actual costs incurred by the Company in the execution of the additions or improvements, considering the investment requirements in the MDP. Through bidding processes, the Company contracts third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The amounts paid are set at market value.

w.	Foreign currency transactions – Foreign currency transactions are recorded at the exchange rate in effect on the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between bank exchange rates in effect at the transaction date and the rates used by the Company is not considered material). Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of CFR.

x.	Income taxes – Corporate income tax (ISR) and the Business Flat Tax (IETU) are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

y.	Tax on assets – Tax on assets (IMPAC) paid in previous years that is expected to be recovered is recorded as an advance payment of income tax and is presented in the consolidated balance sheets as “Recoverable tax on assets.”

z.	Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same.

4.	Cash and cash equivalents

As of December 31, the balances are composed of the following:

	2011		2010
Cash	Ps.	471,672	Ps.	231,813
Cash equivalents designated for expenditure, held in trust		125,498		228,577
Investments of cash surpluses		1,518,338		1,888,417

		2,115,508		2,348,807

Long-term cash equivalents designated for expenditure, held in trust		19,502		—

	Ps.	2,135,010	Ps.	2,348,807

On December 23, 2009, the Company established a trust for investment and administration with Banamex, who acts as a trustee, while the airports of the Company are trustors and beneficiaries in second instance, and Rapiscan Systems, S.A. de C.V. (Rapiscan) is the beneficiary in first instance. The trust is controlled by a Technical Committee consisting solely of executives of the Company, although Rapiscan will be able to intervene in the event that the resources held in trust will be used for projects other than those stipulated in the trust agreement. On February 25, 2010, the Company signed a modification agreement, which converts the trust to an irrevocable trust whose funds are solely to be used for payment to Rapiscan in return for its construction services provided with respect to a documented baggage inspection project. If either party does not fulfill their obligations with respect to the trust agreement, the assets held in trust will be frozen until either a judicial resolution or an arbitration proceeding determines the rights of each party. The assets are only to be invested in government securities denominated in national currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The duration of the trust is for the period in which the contracts with airports are in force and over which Rapiscan will fulfill the terms of the contract. As of December, 31, 2011, the balance of Ps. 57,710 includes the contributed funds and interest earned.

As mentioned in Note 1.b, on December 15, 2011, the Company established two trusts for investment and administration with Banamex, who acts as a trustee, while the airports of the Company are trustors and beneficiaries. The trusts are controlled by a Technical Committee consisting solely of executives of the Company, these trusts are revocable and are designed to pay for the construction and “Expansion of Terminal Building Phase III” in the Tijuana airport and “New Terminal T4” in the Los Cabos airport. The trust assets are only to be invested in government securities denominated in national currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available for use. The duration of the trusts are for the period in which the contracts with airports are in force. As of December, 31, 2011, the balances in the Tijuana and San José airports are Ps. 31,489 and Ps. 55,801, respectively, includes the contributed funds and interest earned.

5.	Financial investments held for trading purposes

Financial investments held for trading purposes are composed of the following at December 31:

	2011				2010
	Acquisition Cost		Fair Value		Acquisition Cost		Fair Value
PEMEX UMS Bonds	Ps.	278,328	Ps.	278,349	Ps.	231,279	Ps.	233,915

Investments held for trading purposes are composed of government bonds with immediate liquidity. According to the treasury policy of the Company, such investments will be sold within one year of acquisition. Investments are presented at fair value based on the market value of such bonds at each balance sheet date. Changes in fair value are recognized within comprehensive financing income in the consolidated statements of income.

6.	Trade accounts receivable

Trade accounts receivable are composed of the following at December 31:

	2011		2010
Accounts receivable	Ps.	522,855	Ps.	513,846
Allowance for doubtful accounts		(228,352)		(217,700)

	Ps.	294,503	Ps.	296,146

Accounts receivable include balances invoiced to domestic and international airlines for passenger charges of Ps. 300,578 and Ps. 316,280 as of December 31, 2011 and 2010, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The Guadalajara Airport represented approximately 37%, 35% and 34% of consolidated revenues generated during the years ended December 31, 2011, 2010, and 2009. Also, approximately 91%, 91% and 89% of consolidated revenues during the years ended December 31, 2011, 2010, and 2009, respectively, were generated by the Company’s six largest airports (Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato and Hermosillo).

Likewise, with the intention to mitigate the risk of credit with its clients, mainly for passenger charges, the airlines and other commercial clients provide cash guarantees, which are reported as deposits received in the Company’s consolidated balances sheets. As of December 31, 2011 and 2010, the balances are Ps. 316,389 and Ps. 226,412, respectively.

7.	Machinery, equipment and improvements on leased buildings

Reconciliation of beginning and ending book balances in 2011 and 2010 is as follows:

	Balance as of December 31, 2010		Additions		Divestitures		Balance as of December 31, 2011
Investment:
Machinery and equipment	Ps.	542,225	Ps.	421,135	Ps.	(28,981)	Ps.	934,379
Office furniture and equipment		120,581		16,365		(12,153)		124,793
Computer equipment		176,110		64,069		(8,721)		231,458
Transportation equipment		32,785		1,529		(3,474)		30,840
Communication equipment		13,582		2,228		(810)		15,000
Improvements on leased buildings		5,415		3,409		—		8,824

Total investment	Ps.	890,698	Ps.	508,735	Ps.	(54,139)	Ps.	1,345,294

Accumulated depreciation:
Machinery and equipment	Ps.	(249,936)	Ps.	(57,184)	Ps.	22,849	Ps.	(284,271)
Office furniture and equipment		(63,014)		(12,871)		10,375		(65,510)
Computer equipment		(97,336)		(35,810)		7,817		(125,329)
Transportation equipment		(25,909)		(2,540)		3,474		(24,975)
Communication equipment		(5,188)		(1,589)		376		(6,401)
Improvements on leased buildings		(2,149)		(320)		—		(2,469)

Total accumulated depreciation	Ps.	(443,532)	Ps.	(110,314)	Ps.	44,891	Ps.	(508,955)

	Balance as of January 1, 2010		Additions		Divestitures		Balance as of December 31, 2010
Investment:
Machinery and equipment	Ps.	426,161	Ps.	116,584	Ps.	(520)	Ps.	542,225
Office furniture and equipment		118,609		6,460		(4,488)		120,581
Computer equipment		136,237		42,487		(2,614)		176,110
Transportation equipment		30,698		3,477		(1,390)		32,785
Communication equipment		13,150		692		(260)		13,582
Improvements on leased buildings		7,892		—		(2,477)		5,415

Total investment	Ps.	732,747	Ps.	169,700	Ps.	(11,749)	Ps.	890,698

Accumulated depreciation:
Machinery and equipment	Ps.	(210,490)	Ps.	(39,910)	Ps.	464	Ps.	(249,936)
Office furniture and equipment		(52,776)		(14,108)		3,870		(63,014)
Computer equipment		(73,009)		(27,787)		3,460		(97,336)
Transportation equipment		(25,772)		(1,527)		1,390		(25,909)
Communication equipment		(3,718)		(1,573)		103		(5,188)
Improvements on leased buildings		(2,881)		(387)		1,119		(2,149)

Total accumulated depreciation	Ps.	(368,646)	Ps.	(85,292)	Ps.	10,406	Ps.	(443,532)

	2011		2010		Average Annual Depreciation Rate
Net amounts:
Machinery and equipment	Ps.	650,108	Ps.	292,289	10%
Office furniture and equipment		59,283		57,567	10%
Computer equipment		106,129		78,774	30%
Transportation equipment		5,865		6,876	25%
Communication equipment		8,599		8,394	10% and 30%
Improvements on leased buildings		6,355		3,266	5%

Total amounts	Ps.	836,339	Ps.	447,166

As of December 31, 2011 and 2010, the cumulative amount of capitalized CFR was Ps. 18,794 and Ps. 16,521, respectively.

8.	Improvements to concession assets

Reconciliation of beginning and ending book balances in 2011 and 2010 is as follows:

	Balance as of December 31, 2010		Additions		Divestitures		Transfers		Balance as of December 31, 2011
Investment:
Improvements to concession assets	Ps.	4,109,966	Ps.	32,574	Ps.	(39,908)	Ps.	939,701	Ps.	5,042,333
Construction in-progress		873,404		848,551		—		(939,701)		782,254

Total investment	Ps.	4,983,370	Ps.	881,125	Ps.	(39,908)	Ps.	—	Ps.	5,824,587

Accumulated amortization	Ps.	(948,430)	Ps.	(257,277)	Ps.	14,724	Ps.	—	Ps.	(1,190,983)

	Balance as of January 1, 2010		Additions		Divestitures		Transfers		Balance as of December 31, 2010
Investment:
Improvements to concession assets	Ps.	3,853,686	Ps.	2,060	Ps.	(29,285)	Ps.	283,505	Ps.	4,109,966
Construction in-progress		382,402		774,507		—		(283,505)		873,404

Total investment	Ps.	4,236,088	Ps.	776,567	Ps.	(29,285)	Ps.	—	Ps.	4,983,370

Accumulated amortization	Ps.	(732,465)	Ps.	(226,349)	Ps.	10,384	Ps.	—	Ps.	(948,430)

	2011		2010		Average Annual Amortization Rate
Net amounts:
Improvements to concession assets	Ps.	3,851,350	Ps.	3,161,536	5% and 8%
Construction in-progress		782,254		873,404

Total amounts	Ps.	4,633,604	Ps.	4,034,940

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with INIF 17, as well as other investments that have been carried out to the infrastructure of the airports, even though they are not regulated under the MDP’s commitments.

As of December 31, 2011 and 2010, the balance of machinery, equipment, improvements on leased buildings and improvements to concession assets includes Ps. 276,443 and Ps. 227,373, respectively, of investments pending to be paid by the Company. Construction in-progress relates mainly to the construction of a new Terminal at the Los Cabos airport, a Terminal expansion at the Tijuana airport, the enlargement of the satellite building at the Puerto Vallarta airport and a Terminal expansion project at the Guadalajara airport.

As of December 31, 2011 and 2010, the cumulative amount of capitalized CFR was Ps. 123,285 and Ps. 59,789, respectively.

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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2011:

			Remaining amortization Term (years)	Original amortization term (years)
Acquisition cost assigned to:	Ps.	24,210,213

Rights to use airport facilities (Note 10):
Runways, aprons, platforms	Ps.	788,443	23	35
Buildings		876,867	13	25
Other facilities		138,596	—	10
Land		1,412,873	37	49

		3,216,779
Airport concessions		20,993,434	37	49

	Ps.	24,210,213

The original amortization term for the concessions is 49 years. As mentioned in Note 1.a, the concession value was assigned in August 1999, date in which the amortization term began, and will run through November 2048.

The value of the concessions at December 31 is as follows:

	2011		2010
Airport concessions	Ps.	20,993,434	Ps.	20,993,434
Less- accumulated amortization		(5,099,481)		(4,667,971)

	Ps.	15,893,953	Ps.	16,325,463

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

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

10.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31 was as follows:

	2011		2010
Rights to use airport facilities	Ps.	3,216,779	Ps.	3,216,779
Less- accumulated amortization		(1,200,793)		(1,114,668)

	Ps.	2,015,986	Ps.	2,102,111

11.	Other acquired rights

At December 31, the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders. The rights acquired are comprised as follows:

	2011		2010		Remaining amortization term (years)	Original amortization term (years)
Right to operate the charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	483,469	Ps.	483,469	37	48
Right to operate commercial space at Tijuana airport		19,443		19,443	37	46
Right to operate various space at Puerto Vallarta airport		358,095		358,095	37	44
Right to operate commercial space at Guadalajara airport		108,235		108,235	37	44
Right to operate various parking lots		7,118		7,118	37	44

		976,360		976,360
Less – accumulated amortization		(198,260)		(177,180)

	Ps.	778,100	Ps.	799,180

12.	Hedging derivative financial instrument

On December 9, 2009, the Company entered into unsecured credit agreements with crossed guarantees by its individual airports, with Banamex and HSBC receiving funds for Ps. 325,723 from each institution, for a total of Ps. 651,446. The loans bear interest at the variable Mexican Interbank Equilibrium Interest Rate (TIIE) plus 350 basis points, requiring quarterly payments of principal and interest for a period of seven years. Funds from the loan are intended to fulfill investment commitments.

With respect to the loans, each contracting airport entered into a derivative financial instrument with Banamex. This instrument establishes a ceiling of 7% on the variable 91-day TIIE interest rates stipulated in the loan agreements (representing the strike price of the hedging instrument), which when added to the 350 basis points established in the loan agreements and the related hedge contract, results in a maximum interest rate of 10.50%. The effective date of the hedge begins in the fourth year of the related debt agreement and extends to the end of the term of the debt. This hedge applies to both loans issued by Banamex and by HSBC. The Company paid a premium of Ps. 14,667 in December 2009. The Company has designated the derivative as a cash flow hedge. The time value of money has been excluded (extrinsic value) from the calculation of effectiveness of the hedge, and as the critical characteristics of the hedge and the amount covered are matched, the hedge is considered to be 100% effective.

At December 31, 2011, details of the hedging instrument are as follows:

Year	Notional amount		Start date of the hedging instrument	Maturity date	Interest rate	Maximum interest rate	Fair Value
2009	Ps.	82,145	December 2012	December 2016	TIIE+350 bp	10.50%	Ps.	923
2010		290,109	January 2013	January 2017	TIIE+350 bp	10.50%		3,545

Total	Ps.	372,254					Ps.	4,468

During 2011 and 2010, the Company recognized Ps. 2,670 and Ps. 6,509, respectively, in CFR as an expense of the period due to the extrinsic value of the premium paid; no amounts have been recognized through other comprehensive income at the date of these financial statements because the hedge has no intrinsic value.

13.	Employee benefits

The liability for employee benefits at December 31 was as follows:

	2011		2010
Termination benefits:
Seniority premiums	Ps.	2,512	Ps.	2,265
Severance payments at the end of the work relationship		10,349		8,528
Retirement benefits:
Seniority premiums		3,604		3,114
Severance payments at the end of the work relationship		42,049		31,309

	Ps.	58,514	Ps.	45,216

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

a.	Termination benefits – The net cost of the period for the obligations derived from termination benefits in 2011, 2010 and 2009, from seniority premiums and severance payments at the end of the work relationship, was Ps. 4,011, Ps. 4,176 and Ps. 4,187, respectively, which includes Ps. 1,944, Ps. 1,905, and Ps. 2,940, respectively, of paid benefits during the period.

Unamortized items related to termination benefits will be amortized over a one year period. As of December 31, 2011, there is a remaining balance of Ps. 683, pending amortization during 2012, which resulted from the initial impacts of adopting NIF D-3 Employee Benefits, of Ps. 2,732.

b.	Retirement benefits – Seniority premiums – The net cost of the period for the obligations derived from seniority premiums was Ps. 520, Ps. 447 and Ps. 378 in 2011, 2010, and 2009, respectively. Other disclosures required by financial reporting standards are considered immaterial.

c.	Retirement benefits – Severance payments at the end of the work relationship – The present values of these obligations and the rates used for their calculations at December 31 were as follows:

	2011		2010
Vested benefit obligation	Ps.	2,480	Ps.	2,038
Nonvested benefit obligation		57,336		48,399

Defined benefit obligation		59,816		50,437

	2011		2010
Unamortized items:
Prior service costs		(2,705)		(5,220)
Past service costs for changes to the plan		(6,708)		(7,076)
Unrecognized actuarial gains and losses		(8,354)		(6,832)

		(17,767)		(19,128)

Net projected liability	Ps.	42,049	Ps.	31,309

Nominal rates used in actuarial calculations were as follows:

	2011	2010
Discount of the projected benefit obligation at present value	7.5%	7.5%
Increase in salaries	5.0%	5.0%

The remaining amortization period for prior service costs is one year and 21 years for past services costs for changes to the plan, respectively.

The net cost of the period is comprised of the following:

	2011		2010		2009
Service cost of the year	Ps.	4,172	Ps.	3,088	Ps.	2,963
Interest cost of the year		3,706		2,766		2,568
Prior service costs, changes to the plan and unrecognized actuarial losses		3,012		2,866		2,881

	Ps.	10,890	Ps.	8,720	Ps.	8,412

Changes to the present values of the defined benefit obligation are as follows:

	2011		2010
Present value of defined benefit obligation as of January 1	Ps.	50,437	Ps.	35,149
Service cost		4,172		3,088
Interest cost		3,706		2,766
Actuarial loss		1,653		10,673
Benefit paid		(152)		(1,239)

Present value of defined benefit obligation as of December 31	Ps.	59,816	Ps.	50,437

d.	Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4,275, Ps. 4,079 and Ps. 3,873 in 2011, 2010 and 2009, respectively.

14.	Bank loans

On August 31, 2007 the Company entered into an unsecured credit agreement, with crossed guarantees by its individual airports, with Banamex for a total amount of Ps. 1,214,000, bearing fixed interest at a rate of 8.52%. The agreement matures in seven years from the date of the borrowing and payments and amortization of principal are required to be made in 28 equal and consecutive quarterly payments. Such funds were disbursed on different dates as follows: i) on September 7, 2007, the Los Cabos airport borrowed Ps. 330,000, the Puerto Vallarta airport borrowed Ps. 193,000, the Hermosillo airport borrowed Ps. 44,000 and the Guanajuato airport borrowed Ps. 33,000, ii) on January 30, 2008, the Los Cabos airport borrowed Ps. 273,000, the Guanajuato airport borrowed Ps. 28,000, the Puerto Vallarta airport borrowed Ps. 26,000 and the Hermosillo airport borrowed Ps. 17,000, and iii) on January 30, 2009, the Los Cabos airport borrowed Ps. 202,000, the Hermosillo airport borrowed Ps. 41,000, the Guanajuato airport borrowed Ps. 19,000 and the Puerto Vallarta airport borrowed Ps. 8,000.

On December 9, 2009, the Company entered into contracts for unsecured credit agreements, with crossed guarantees among the individual airports, with Banamex and HSBC for Ps. 325,723 from each institution, totaling Ps. 651,446. The loans bear interest at a variable TIIE rate plus 350 basis points and require quarterly principal and interest payments for a period of seven years. Such funds were disbursed in different dates as follows: i) on December 9, 2009, the Guadalajara airport borrowed Ps. 96,994, the Guanajuato airport borrowed Ps. 26,982, and the Hermosillo airport borrowed Ps. 19,778, and ii) on February 3, 2010, the Guadalajara airport borrowed Ps. 246,096, the Guanajuato airport borrowed Ps. 49,048, the Hermosillo airport borrowed Ps. 44,070 and the Puerto Vallarta airport borrowed Ps. 168,478.

In connection with the December 9, 2009 loan, the Company entered into a hedge with Banamex, as explained in Note 12.

On May 26, 2011, the Company entered into a contract for unsecured credit agreement, with crossed guarantees among the individual airports, with HSBC for Ps. 1,023,980, for the Los Cabos, Puerto Vallarta, Guadalajara, Hermosillo and Guanajuato airports. The loans bear interest at a variable 28-day TIIE plus 165 basis points and require quarterly principal and interest payments for a period of seven years. Funds of 2011 were disbursed on different dates as follows: i) on May 26, 2011 for Ps. 184,152, ii) on July 11, 2011 for Ps. 247,142, iii) on December 23, 2011 for Ps. 228,213. The remaining balance of Ps. 364,473 will be disbursed during 2012.

On June 6, 2011, the Company entered into a contract for unsecured credit agreement, with crossed guarantees among the individual airports, with Banamex for Ps. 551,372, for the Los Cabos, Puerto Vallarta, Guadalajara, Hermosillo and Guanajuato airports. The loans bear interest at a variable 91-day TIIE plus 135 basis points for the 2011 disbursements, and at the variable 91-day TIIE rate plus 143 basis points for the 2012 disbursements. Both dispositions will require quarterly principal and interest payments for a period of seven 7 years. Funds of 2011 were disbursed on different dates as follows: i) on June 7, 2011for Ps. 99,158, ii) on July 11, 2011 for Ps. 133,077, iii) on December 23, 2011 for Ps. 122,884. The remaining balance of Ps. 196,253 will be disbursed during 2012.

The proceeds of these loans will be used for working capital and to comply with the MDP commitments.

As of December 31, 2011 the unpaid consolidated balances from the loans previously described, mature as follows:

Year	Amount
2012	Ps.	411,439
2013		411,439
2014		390,011
2015		288,867
2016		247,654
Thereafter		274,208

	Ps.	2,023,618

At December 31, 2011, bank loans are payable by the following airport subsidiaries:

Airport	Current		Long-Term		Total
Guanajuato	Ps.	29,258	Ps.	112,094	Ps.	141,352
Guadalajara		82,897		401,202		484,099
Hermosillo		30,062		110,207		140,269
Puerto Vallarta		92,133		366,090		458,223
Los Cabos		177,089		622,586		799,675

Total	Ps.	411,439	Ps.	1,612,179	Ps.	2,023,618

The loan agreements limits the use of proceeds for the financing of capital expenditures and working capital of the Company, in addition to prohibiting the merger of the airport creditors with any other company, as well as the prohibition of sales or transfers of assets in an amount greater than Ps. 1,000, without previous authorization from the creditors and requires the Company to maintain certain financial ratios. If the individual airports are unable to fulfill their commitments and maintain the minimum financial ratios under the credit agreements, dividends cannot be declared. As of December 31, 2011, the Company was in compliance with all covenants stipulated by its credit agreements.

15.	Stockholders’ equity

a.	At December 31, 2011, 2010 and 2009, common stock consists of the following:

	Number of Shares	Nominal Value		Restatement Effect		Total
Fixed Capital
Series B	476,850,000	Ps.	13,616,849	Ps.	7,075,955	Ps.	20,692,804
Series BB	84,150,000		2,402,974		1,248,698		3,651,672

Total	561,000,000	Ps.	16,019,823	Ps.	8,324,653	Ps.	24,344,476

Series BB shares, which may represent up to 15% of capital stock, may only be transferred upon prior conversion into Series B shares, based on certain time restrictions.

b.	In an Ordinary General Stockholders’ Meeting held on April 28, 2009, the stockholders approved an increase to the stock repurchase program to repurchase up to a maximum amount of Ps. 864,265 in shares in accordance with the Securities Market Law, to be executed as the Company’s management determines it is convenient or necessary. During 2009, the Company repurchased 360,000 shares, which when added to shares repurchased during 2008, totaled 2,080,000 shares for a cumulative amount of Ps. 54,475, which represented 0.37% of the outstanding shares (Series B plus Series BB shares). These shares were reissued in the market in 2009 for Ps. 53,712, at a loss of Ps. 248, recorded in retained earnings, net of the dividend received of Ps. 515. The calculation of weighted average shares outstanding includes the effect of the repurchased and reissued shares during 2009.

c.	In the General Stockholders’ Meeting held on April 28, 2009, the stockholders declared cash dividends in the amount of Ps. 1,200,000, of which Ps. 870,000 were paid on May 25, 2009 and Ps. 330,000 were paid on November 3, 2009.

d.	During the Ordinary Stockholders’ Meeting held on April 27, 2010, the stockholders proposed a dividend payment of Ps. 1,000,000. The proposal was not approved, because certain stockholders of less than 10,000 shares stated that in their opinion, the right of AMP, the holder of the Series BB shares, to vote, was suspended as a result of a civil matter and related legal notification issued by a district court in Mexico City. On the same day, in an Extraordinary Shareholders’ Meeting, a proposal was presented to reduce common stock for Ps. 900,000, to be paid proportionately among the holders of outstanding shares, no later than May 28, 2010. However, this proposal also remained unapproved for the same reason that the aforementioned dividend payment was not approved.

e.	In an Ordinary Stockholders’ Meeting held on June 2, 2010, the stockholders approved a dividend payment of Ps. 1,000,000, which was paid in cash on June 15, 2010 for Ps. 750,000, and on August 19, 2010 for Ps. 250,000. On the same day, in an Extraordinary Stockholders’ Meeting, the stockholders presented a proposal for a reduction of common stock for Ps. 900,000, which was not approved.

f.	At an Ordinary General Stockholders’ Meeting held from July 22 to July 25, 2010, the stockholders approved a second stock repurchase program to repurchase up to a maximum amount of Ps. 1,000,000, to be executed as the Company’s management determines it is convenient or necessary, in accordance with the Securities Market Law. During 2010, the Company repurchased a total of 13,914,900 shares for Ps. 609,809, which represented 2.5% of the outstanding shares. The calculation of weighted average shares outstanding, in the consolidated statements of income, includes the effect of the repurchased shares during 2010. In addition, in an extraordinary Stockholders’ Meeting held on July 22, 2010, the stockholders presented a proposal for a reduction of common stock for Ps. 1,000,000, which was not approved.

g.	At an Ordinary Stockholders’ Meeting held on April 27, 2011, the stockholders approved a dividend payment of Ps. 1.4424 per share to be made on or before May 31, 2011, and a second payment of Ps. 0.4807 per share to be made on or before November 30, 2011. Both dividends were paid in cash on May 31, 2011 for a total of Ps. 780,000, and on November 29, 2011 for a total of Ps. 255,117. On the same day, the stockholders approved the cancellation of the remainder of the stock repurchase program, approved at the Ordinary General Stockholders’ Meeting held from July 22 to July 25, 2010 for Ps. 86,198. Additionally, the stockholders approved a stock repurchase program to repurchase up to a maximum amount of Ps. 473,500 to be executed as the Company’s management determines it is convenient or necessary, in accordance with the Securities Market Law. During 2011, the Company repurchased a total of 16,364,500 shares for Ps. 777,493, which represented 2.9% of the outstanding shares. The calculation of weighted average shares outstanding, in the consolidated statements of income, includes the effect of the repurchased shares during 2010 and 2011.

h.	The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2011, 2010 and 2009, the legal reserve, in nominal pesos, was Ps. 479,255, Ps. 404,247 and Ps. 344,275, respectively, amounts that represent 3.0%, 2.5% and 2.1% of the nominal value of capital stock, respectively.

i.	Dividends paid to non-resident holders with respect to Series B shares and American Depositary Shares (ADS’s, unit ownership of U.S. stockholders) are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to ISR will be subject to a corporate level dividend tax calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid and the subsequent two fiscal years following the date in which the dividend was paid.

j.	The balances of stockholders’ equity tax accounts as of December 31 were as follows:

	2011		2010		2009
Contributed capital account (CUCA)	Ps.	27,720,753	Ps.	28,028,818	Ps.	26,847,527
Net tax income account (CUFIN)		1,205,583		1,106,564		1,006,911

Total	Ps.	28,926,336	Ps.	29,135,382	Ps.	27,854,438

16.	Foreign currency balances and transactions

a.	At December 31, the foreign currency monetary position was as follows:

	2011		2010
Thousands of U.S. dollars:
Monetary assets:
Cash and cash equivalents		368		18,152
Financial investments held for trading purposes		19,912		18,929
Trade accounts receivable		2,977		3,579

		23,257		40,660
Monetary liabilities:
Suppliers		824		176

Net monetary asset position		22,433		40,484

Equivalent in Mexican pesos	Ps.	313,584	Ps.	500,265

b.	Transactions denominated in foreign currency were as follows:

	2011	2010	2009
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	22,572	22,238	22,389

Revenues for recovery expenses	626	160	500

Technical assistance fee	5,209	5,132	4,996

Import purchases, technical assistance and other expenses	5,621	6,013	3,234

c.	The exchange rates in effect at the dates of the consolidated balance sheets and the date of the related report of the independent auditors were as follows:

			December 31,				March 20, 2012
	2011		2010		2009
Mexican pesos per one U.S. dollar (see Note 3.w)	Ps.	13.9787	Ps.	12.3571	Ps.	13.0587	Ps.	12.6645

17.	Transactions with related parties

Transactions with related parties, carried out in the ordinary course of business, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2011		2010		2009
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	136,191	Ps.	128,384	Ps.	111,721

Services received	Ps.	245	Ps.	209	Ps.	6,007

AENA Desarrollo Internacional S.A., affiliate entity
Expenses:
Services received	Ps.	—	Ps.	1,301	Ps.	2,008

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, with the approval of the stockholders, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. Only the Stockholders’ Meeting has the authority to decide the non-renewal or deny the renewal of the agreement. If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series B shares other than AMP or any party related to AMP, accordingly to the participation agreement signed on August 25, 1999 among the SCT, GAP, its strategic partner and the shareholders of the strategic partner.

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of U.S.$ 7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of U.S.$ 4,000,000 (these amounts are subject to adjustment based on the U.S. National Consumer Price Index (CPI)) or 5% of GAP’s consolidated operating income, defined as earnings before interest income or expense, calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization.

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

The total amounts paid to executive officers were as follows:

	2011		2010		2009
Benefits paid	Ps.	20,228	Ps.	20,387	Ps.	19,883

18.	Other expenses

a.	The total amounts are comprised as follows:

	2011		2010		2009
PTU	Ps.	(2,759)	Ps.	(387)	Ps.	(599)
Loss on sale of fixed assets		(6,923)		(616)		(6,859)
Repairs due to natural disasters		(1,002)		(1,499)		(3,829)
Other		1,338		537		(423)

	Ps.	(9,346)	Ps.	(1,965)	Ps.	(11,710)

b.	PTU is comprised as follows:

	2011		2010		2009
PTU:
Current	Ps.	(3,813)	Ps.	(1,785)	Ps.	(1,759)
Deferred		1,054		1,398		1,160

	Ps.	(2,759)	Ps.	(387)	Ps.	(599)

c.	Deferred PTU as of December 31, 2011 and 2010, was originated by provisions for employee benefits and other accounts payable, which amount to Ps. 8,529 and Ps. 7,475, respectively.

19.	Income taxes

The Company is subject to ISR and IETU.

ISR – The ISR rate is 30% for 2010 through 2012 and was 28% in 2009; it will be 29% for 2013 and 28% for 2014 and thereafter.

IETU – Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. Beginning in 2010, the IETU rate is 17.5%, and it was 17% in 2009. The Asset Tax (IMPAC) Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid for the first time, may be recovered, according to the terms of the law.

The income tax expense in the year is paid based on the higher of ISR and IETU.

According to its financial projections and in accordance with Financial Reporting Standard Interpretation (INIF) 8, Effects of the Business Flat Tax, the Company determined all its subsidiaries will essentially pay ISR in the future, except for Corporativo de Servicios Aeroportuarios, S.A. de C.V. (Corsa), Puerta Cero Parking, S.A. de C.V. (PCP) and Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP), which essentially will pay IETU. Deferred income taxes are recognized at each subsidiary based on the tax expected to be paid.

a.	Recoverable income taxes paid on dividends

In 2007, the Guadalajara airport deducted Ps. 23,022 of ISR paid on dividends in 2006 against its 2006 annual tax return. Subsequently, the tax authorities rejected the deduction, arguing it was incorrect. On September 9, 2010, the Guadalajara airport received a resolution from the authorities, confirming the Company’s criteria regarding the recoverable income taxes paid on dividends in 2006. On April 19, 2011, the Guadalajara airport received the refund of ISR paid on dividends of Ps. 41,526 (interest included Ps. 18,504).

In 2009, the Aguascalientes and Morelia airports paid dividends which generated income tax on dividends of Ps. 933. The Company’s management estimates that this amount will not be recoverable within the time limit, and thus created a valuation allowance for the full amount of the asset.

In 2010, the Company wrote-off the recoverable income taxes paid on dividends distributed in previous years at the Tijuana and Guanajuato airports, for a total amount of Ps. 62,318, and the income taxes paid on dividends in the current year for the Aguascalientes, Guanajuato, Guadalajara, Hermosillo, Mexicali, Puerto Vallarta and Los Cabos airports for a total amount of Ps. 21,876. Despite the fact that the Company is able to recover these taxes paid, the Company’s management determined that if the tax is credited against future income taxes payable, it significantly decreases the possibility to pay dividends in subsequent years from CUFIN.

In 2011, the Company wrote-off the recoverable income taxes paid on dividends in the current year for the La Paz, Mexicali and Morelia airports for a total amount of Ps. 627, as management determined it would not be able to recover such amount in subsequent years.

The Company’s management will continue to evaluate the possibility of recovering income taxes paid on an annual basis based on its financial projections.

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

In 2007, the Company received a refund of Ps. 146,407 (nominal pesos). The tax authorities denied the remaining amounts. The majority of these amounts were recovered through different legal procedures that concluded in 2010 with the refunded amounts.

As of December 31, 2011, the only remaining portion pending to be recovered corresponds to the Hermosillo airport for Ps. 25,322 (interest included). The tax authorities determined that the recoverable amount should be the result of the ISR calculation for the year and not be treated as an overpayment of taxes for the year. The risk with the resolution criteria is that the right to receive the refund of the amounts claimed will expire, as well as the favorable interest being sought by the Company. Therefore, the Company will file a legal petition to recover the full amount and based on the opinion of its legal counsel, management believes an unfavorable outcome is remote.

For the Guadalajara, Los Cabos, Tijuana, Guanajuato, Puerto Vallarta and Mexicali airports, on May 20 and 24, 2011, the Company received a resolution related to a sentence issued on June 5, 2009. In these documents, the tax authority establishes that the airports have to calculate the asset tax base considering 100% of the assets utilized as part of their operations, which management believes are based on improper arguments associated with ownership percentages and utilizing tax consolidation rules, which are not applicable for the airports. The Company’s management based on the advice of certain of its legal counselors does not believe there are sufficient elements to recover the amounts paid and has therefore not recognized an asset for such amounts in the consolidated balance sheets.

c.	Income tax expense consists of the following:

	2011		2010		2009
ISR:
Current	Ps.	473,268	Ps.	469,836	Ps.	359,553
Deferred		(270,508)		(472,776)		(211,778)
Deferred ISR due to tax rate increases		—		—		(8,967)
Write-off of recoverable income tax		627		84,194		933
IETU:
Current		6,862		12,198		9,943
Deferred		3,170		2,000		(8,510)
Deferred IETU due to tax rate increases		—		—		(257)

	Ps.	213,419	Ps.	95,452	Ps.	140,917

d.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes for the years ended December 31 is shown below:

	2011	2010	2009
Statutory rate	30%	30%	28%
Effect of tax rate increase	—	—	(1%)
Effects of inflation	(16%)	(28%)	(20%)
Effects of cancellation of recoverable income taxes	—	5%	—
Change in valuation allowance	(1%)	(1%)	4%

Effective rate	13%	6%	11%

e.	At December 31, the main items comprising the deferred income tax asset are:

	2011		2010
Deferred ISR asset (liability):
Allowance for doubtful accounts	Ps.	61,747	Ps.	58,991
Airport concessions and rights to use airport facilities		1,511,785		1,299,822
Machinery, equipment and improvements on leased buildings		49,559		38,511
Improvements to concession assets		155,279		117,877
Capitalized comprehensive financing result		(22,020)		(15,744)
Embedded derivatives		(1,827)		(3,468)
Hedging derivative financial instrument		3,120		2,370

Deferred ISR		1,757,643		1,498,359
Effect of tax loss carryforwards		160,636		197,009
Valuation allowance for tax loss carryforwards		(107,363)		(158,511)

Net long-term deferred ISR asset		1,810,916		1,536,857

Deferred IETU asset (liability):
Employee benefits		10,978		9,487
Accounts receivable and payable – net		(12,077)		(7,457)
Machinery and equipment		(1,944)		(1,901)

Net long-term deferred IETU (liability) asset		(3,043)		129

Net long-term deferred income tax asset	Ps.	1,807,873	Ps.	1,536,986

For the computation of the deferred income tax asset as of December 31, 2011 and 2010, the Company applied the corresponding rates according to the estimated date of reversal of its temporary differences.

f.	As a result of the enactment of IETU law beginning in 2008, specifically with respect to the third transitory article, the Company has ten years to recover, under specific circumstances, existing asset tax credit carryforwards paid in previous years, which as of December 31, 2011 amount to Ps. 602,547. The previously mentioned article establishes the right to recover the tax on assets paid prior to the IETU law enactment date. However, to obtain a refund there are certain requirements that must be met, including: the tax on assets subject to recovery must have been paid over the previous ten years, the ISR has to be higher than the tax on assets for the three years prior to 2008 and is limited to 10% per year over the tax on assets effectively paid.

There are several interpretations as to how an entity can recover the tax on assets paid, but to the date there is no explicit definition from the tax authorities or a precedent from any court that provides clarity as to the proper manner in which to recover such amounts. The Company’s management believes it is prudent to apply a conservative approach to this matter and has therefore recognized a valuation allowance of Ps. 257,578, that can be reduced in future periods to reflect the related benefit in the consolidated statements of income in the year in which the tax authorities approve and pay-out the amounts pending recovery. The remaining amount of recoverable tax on assets is comprised of Ps. 252,555 (nominal value), and Ps. 92,414 of interest for the period from 2002 to 2011.

At December 31, the recoverable tax on assets is comprised as follows:

	2011		2010
Recoverable tax on assets paid	Ps.	602,547	Ps.	634,879
Valuation allowance for recoverable tax on assets paid		(257,578)		(238,561)

Recoverable tax on assets	Ps.	344,969	Ps.	396,318

At December 31, the recoverable tax on assets paid is comprised as follows:

	Tax on assets recoverable from 2011 results		Tax on assets expected to be recoverable from 2012 to 2017		Total
Guanajuato	Ps.	512	Ps.	2,142	Ps.	2,654
Guadalajara		16,400		82,684		99,084
Puerto Vallarta		2,414		7,583		9,997
Tijuana		34,219		199,015		233,234

Total	Ps.	53,545	Ps.	291,424	Ps.	344,969

g.	Additionally, the Company has generated Ps. 573,702, of net operating loss carryforwards. The Company expects that only those net operating loss carryforwards at Grupo Aeroportuario del Pacífico, S.A.B. de C.V., the Aguascalientes and Morelia airports will be recoverable, which results in net operating loss carryforwards of Ps. 190,262 as of December 31, 2011 based on future ISR projections. As permitted by the Mexican tax authorities for concession operations, all tax loss carryforwards expire in 2048.

20.	Commitments

a.	The Company has leased office space under one five-year operating lease agreement, which was renewed in February 2008. The respective monthly rental payments is U.S.$ 38,233. Base rent is subject to increases according to the NCPI and the CPI.

Lease expense was Ps. 4,954, Ps. 5,014 and Ps. 5,068 for the years ended December 31, 2011, 2010, and 2009, respectively.

b.	On December 28, 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010-2014. The table below shows the investments to be made during this period, as approved by the SCT:

Year	Amount
2010	Ps. 553,904
2011	989,456
2012	562,217
2013	411,349
2014	253,731

Ps.2,770,657

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

In 2004 the Mexicali airport, had a claim for Ps. 89,000 (nominal pesos), which was guaranteed with an encumbrance on 25% of the daily revenues from the operation of the parking lot at the airport generated from November 2004 until September 24, 2008. The cumulative amount of such encumbrances is Ps. 6,300 (nominal pesos).

During 2008, the Company received a favorable resolution in the ultimate instance, therefore the Company requested in return the encumbrance amounts. On April 1, 2011, the Mexicali airport received in return the amount of Ps. 6,002 (including interest), however, there is a remaining pending to be returned of Ps. 1,294 (nominal pesos). The legal counsels of the Company are in the process of the recovery.

On June 8, 2005, the Tijuana airport received a municipal real estate tax claim of Ps. 146,442 (nominal value). On February 9, 2006, a bailment contract was issued on behalf of the airport for Ps. 141,770 (nominal pesos) in order to release an encumbrance of certain of its assets. In March 2008, the Tribunal declared the annulment of the tax claim, but upheld, however, the right for the municipal authorities to claim real estate taxes over commercial areas, thus, the Company filed a legal proceeding against the resolution, but it was denied. As the Tribunal declared the original tax claim null and void, the bailment was cancelled during 2008.

On October 20, 2010 the municipal authorities of Tijuana issued another payment request for real estate taxes covering the period from the year 2000 to 2010, however, in opinion of the Company lawyers this tax claim is out of the law, due to in previous occasions the tribunals declared null the first request corresponding to 2005 and 2006. In this date, the municipal authorities prevented to the airport to pay the required amount of Ps. 269,229 (nominal pesos) in the following three days, appointing several assets for an encumbrance and guarantee that amount in case the airport would not pay. The appointed assets did not affect the airport operation.

As the Company and its legal counsel believe that these tax claims are out of the law, GAP proceeded to filed an annulment judgment against the municipal authorities, which is pending resolution. Because, previous judgments in this and other airports have been resolved favorably for the Company, GAP and its legal counsel considered that an unfavorable outcome is remote.

b.	In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, whereas in Guadalajara airport it occurred in 1975. Before such expropriations, a group of farmers called ejido, one in Tijuana and other different in Guadalajara, owned these lands. The farmers have raised claims against the indemnity payments received from the Mexican Government, and in Tijuana airport requested the reversion of the expropriation. During 2008, the Ejido Tampico in Tijuana airport received an unfavorable resolution, which was appealed. Subsequently the Ejido received a favorable resolution, which may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido.

In the case of Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport. In November 2010, the Court granted the protection of the federal justice to the Ejidos El Zapote and Santa Cruz del Valle in Guadalajara airport, ordained to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared unsubsistence the Concession granted to the Guadalajara airport in 1998, in reference to manage, operate and develop the airport facilities. In opinion of the Company and its legal counsels, such resolution is undue, therefore it has been disputed by the Company through legal proceedings, which are pending resolution.

In case of such legal proceedings could resolved in some way affecting the Company interests, the Company has another legal resources to challenge any resolution. Besides, under Concession agreement, the Company has guaranteed the access to the airport’s land, and the Mexican government would be liable for any operational disruption caused by the farmers and would have to restore the concessionaire rights of use of public property, and compensate the economic damage to the airport. Thus, in opinion of the Company and its legal counsel, the possibility of an unfavorable outcome is remote.

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these consolidated financial statements, the Company does not have any environmental sanctions against it.

d.	In 2002, the Company settled a dispute with ASA related to administrative services provided to the Company during 1999. As a result of the settlement, the Company recorded a liability of Ps. 70,924 during 2002, which was paid to ASA during 2003. The Company considered these fees deductible for fiscal year 2003 and accordingly, on February 18, 2003, filed a request with the Mexican Treasury Department to confirm that such tax treatment was appropriate, regardless of the fact that the service was rendered in 1999.

Because of a denial by the Mexican Treasury Department to the Company’s request, it filed an appeal at each airport. As of December 31, 2010, only the Hermosillo airport judgment was pending, for an amount of Ps. 3,059. On January 24, 2011, the tax authorities confirmed that payments made to ASA are deductible.

e.	The users of airports, principally airlines, have been subject to increased costs following the events of September 11, 2001 in addition to the events on December 26, 2009 in Detroit, Michigan. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of the Company’s international flights involve travel to the U.S., the Company may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican Government, being part of the International Civil Aviation Organization (OACI), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The Company has concluded the installation of new screening equipment in all airports, however, it could be required to undertake significant additional capital expenditures. The Company has signed agreements with the airlines in which the airlines assumed their legal responsibility for all matters related to the operation of such equipment, and therefore the Company has accepted the request to operate them, in exchange to charge a fee to recover its expenses incurred.

f.	Currently, the Mexican Treasury Department (MTD) carried out tax audits at certain of the Company’s airports. As a result of such audits, the Mexican Treasury Department claimed that the Aguascalientes, La Paz, Los Mochis, Mexicali and Morelia airports incorrectly applied the fiscal amortization rates with respect to the value of their respective concessions. The Company has filed administrative proceedings rejecting the claims made by the tax authority and defending its original position. With respect to the Aguascalientes and La Paz airports, the authority determined a fine of Ps. 1,733 and Ps. 3,700, respectively. These amounts were paid by the airports, however the Company has filed a judgment of nullity claiming the refund of these fines.

In December 2010, the airports of Aguascalientes and Mexicali received unfavorable rulings. On August 22, 2011, the Aguascalientes International Airport appealed the decision of the court to the Mexican Supreme Court and a decision is pending. In the case of Mexicali, the ruling was final and the tax adjustment resulted in a decrease of the Company’s net income by Ps. 3,397. Regarding the La Paz airport, on October 3, 2011 it received a favorable ruling in the first instance, which was appealed by the authority and its resolution is pending. The Morelia airport filed an appeal on October 26, 2011, which is still pending. The Los Mochis airport has filed a judgment of nullity on October 3, 2011, which is pending resolution. In the opinion of the Company’s management and its legal counsel, the possibility of an unfavorable outcome is considered remote.

g.	On April, 25, 2011, the Company received a notice from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission or CNBV) in which it initiated a proceeding for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s shareholders during 2010. This notice is the first stage of the procedure to impose a fine on the Company. On June 3, 2011, the Company exercised its right to appeal the determination of the CNBV and to file evidence to contest this determination. At the date, there is no answer from the authority. In the opinion of the Company’s management and its legal counsel, the possibility of an unfavorable outcome is considered remote.

22.	Information by operating segment

Operating segment information is presented based on how management evaluates the Company’s performance, in addition to providing condensed information related to its principal clients and suppliers.

The Company determines and evaluates its airports individual performances before allocating personnel-related costs and other costs incurred by SIAP, the subsidiary relating to the Company’s senior management. All airports provide similar services to their customers. The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports; these airports represent 92% of consolidated revenues. The financial information relating to the remaining six airports was combined and included under “Other Airports.” The financial information regarding SIAP, Corsa, Parking and the Company’s own operations (including investments in subsidiaries), was combined and included under “Other Companies”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations.

December 31, 2011	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Hermosillo		Guanajuato		Other Airports		Other Companies		Eliminations		Total
Total external revenues
(Include revenues from INIF 17)	Ps.	1,618,135	Ps.	686,558	Ps.	773,401	Ps.	1,042,676	Ps.	209,746	Ps.	210,738	Ps.	397,480	Ps.	—	Ps.	—	Ps.	4,938,734
Total intersegment revenues		—		—		—		—		—		—		—		1,791,421		(1,791,421)		—
Income from operations		785,185		171,532		251,540		386,894		52,231		48,436		(31,736)		1,483,861		(1,504,401)		1,643,542
Interest income		66,532		11,483		16,476		18,817		5,825		4,906		9,519		20,362		(13,661)		140,259
Interest expense		(28,092)		(3,538)		(19,699)		(21,237)		(8,176)		(9,063)		(12,621)		(4,988)		13,661		(93,753)
Income tax		137,497		(2,448)		30,575		88,585		(2,784)		880		(39,296)		410		—		213,419
Total assets		9,348,324		5,336,250		4,092,814		3,788,695		1,560,068		1,304,264		3,682,377		26,575,690		(26,296,637)		29,391,845
Total liabilities		743,749		129,501		615,999		1,044,502		194,097		183,192		185,224		228,726		(275,881)		3,049,109
Cash provided by operating activities		913,923		318,966		331,186		402,351		100,561		90,144		160,760		(27,571)		—		2,290,320
Capital expenditures in productive assets		(230,318)		(225,012)		(254,202)		(370,226)		(48,720)		(59,611)		(88,342)		(10,641)		—		(1,287,072)
Cash used in financing activities		(673,037)		(275,000)		(124,760)		17,962		(33,672)		(53,927)		(2,000)		(1,812,629)		1,740,018		(1,217,045)
Investment in productive assets		7,614,673		4,504,828		3,489,329		3,135,349		1,271,670		1,107,935		3,159,896		51,233		(69)		24,334,844
Depreciation and amortization for the year		275,192		157,626		138,833		111,959		49,449		47,005		151,306		12,724		—		944,094

December 31, 2010	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Guanajuato		Other Airports		Other Companies		Eliminations		Total
Total external revenues
(Include revenues from INIF 17)	Ps.	1,477,633	Ps.	639,248	Ps.	696,314	Ps.	781,073	Ps.	179,074	Ps.	182,302	Ps.	418,025	Ps.	—	Ps.	—	Ps.	4,373,669
Total intersegment revenues		—		—		—		—		—		—		—		1,746,706		(1,746,706)		—
Income from operations		652,061		188,461		296,365		382,110		38,734		46,678		(33,396)		1,476,336		(1,487,997)		1,559,352
Interest income		48,827		36,058		17,678		26,126		6,350		6,869		25,077		41,999		—		208,983
Interest expense		(29,523)		(3,548)		(24,742)		(46,382)		(10,533)		(10,539)		(20,333)		(5,777)		—		(151,376)
Income tax		97,521		34,336		48,023		85,029		(6,857)		9,020		(179,083)		7,463		—		95,452
Total assets		9,241,004		5,461,015		3,965,237		3,369,396		1,512,741		1,320,850		3,640,123		26,860,253		(26,481,337)		28,889,282
Total liabilities		505,113		159,581		422,902		687,240		156,758		173,379		256,507		193,742		(336,845)		2,218,377
Cash provided by operating activities		853,511		530,673		415,247		448,257		100,556		140,359		215,757		(127,211)		21		2,577,170
Capital expenditures in productive assets		(226,622)		(138,429)		(144,709)		(162,426)		(49,682)		(40,911)		(162,847)		(9,887)		—		(935,513)
Cash used in financing activities		(662,230)		(270,000)		(106,950)		(394,052)		(33,774)		(44,004)		(22,100)		(1,609,809)		1,676,483		(1,466,436)
Investment in productive assets		7,620,136		4,449,079		3,352,636		2,806,313		1,266,394		1,105,364		3,231,398		52,701		(69)		23,883,952
Depreciation and amortization for the year		283,226		141,762		117,216		94,506		47,162		41,386		138,793		15,890		—		879,941

December 31, 2009	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Hermosillo		Guanajuato		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,115,670	Ps.	422,710	Ps.	527,723	Ps.	566,593	Ps.	151,857	Ps.	148,654	Ps.	333,033	Ps.	—	Ps.	—	Ps.	3,266,240
Total intersegment revenues		—		—		—		—		—		—				1,448,981		(1,448,981)		—
Income from operations		536,249		101,092		257,722		333,171		33,280		40,284		(31,557)		1,211,147		(1,187,526)		1,293,862
Interest income		49,881		35,258		14,536		39,072		6,903		9,871		30,391		14,585		—		200,497
Interest expense		(7,067)		(2,777)		(14,749)		(31,842)		(6,383)		(6,534)		(10,203)		(11,163)		—		(90,718)
Income tax		58,347		(14,883)		30,572		64,557		(6,413)		(1,684)		691		9,730		—		140,917
Total assets		9,256,323		5,467,182		3,723,717		3,345,732		1,487,365		1,289,479		3,556,370		26,903,577		(26,647,830)		28,381,915
Total liabilities		263,194		81,077		218,763		696,105		128,148		112,910		300,384		132,332		(331,552)		1,601,361
Cash provided by operating activities		749,515		289,050		387,675		401,133		77,291		75,811		215,192		17,623		(914)		2,212,375
Capital expenditures in productive assets		(112,905)		(70,814)		(35,718)		(72,782)		(57,904)		(44,940)		(143,018)		(4,033)		—		(542,114)
Cash used in financing activities		(499,030)		(132,000)		(302,718)		(374,788)		(14,013)		(120,545)		(36,375)		(1,162,236)		1,639,026		(1,002,679)
Investment in productive assets		7,660,694		4,440,295		3,292,758		2,674,215		1,263,848		1,085,670		3,208,036		59,101		(69)		23,684,548
Depreciation and amortization for the year		258,058		139,434		114,682		88,328		42,483		39,700		129,029		17,121		—		828,835

Productive assets are comprised of Machinery, equipment, Improvements to leased buildings, Improvements to concession assets, Airport concessions, Rights of use of airport facilities, Other acquired rights and Other assets.

Principal clients:

The Company has no dependence on a particularly client, as 65.5%, 66.0% and 64.0% of the total revenues for 2011, 2010 and 2009, respectively, correspond to passenger charges paid for use of the airport facilities. Additionally, no one client represents more than 10% of consolidated revenues.

Principal suppliers:

The Company has no dependence on a particularly supplier, as no one supplier represents more than 10% of its capital investments related to productive assets or of total operating costs.

23.	Revenues

According to the General Law on Airports and its regulations, certain of the Company’s revenues are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Airport services also include access fees charged to third party providers of complementary services. Complementary services are ramps and handling services, catering, fuel supply, maintenance and repairs, and traffic and dispatch services. Airport services and complementary services are regulated services included in the maximum rate. Commercial services include services that are not essential for the operation of an airport; therefore, these revenues are not regulated by TM, such as car parking services, lease of space to retailers, restaurants and banks.

A price regulation system establishes a maximum rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2010, SCT authorized the Company’s maximum rates applicable for the period 2010-2014.

During the periods ended December 31, 2011, 2010 and 2009, the Company charged up to 99.9%, 99.9% and 99.8%, respectively, of the maximum rate.

The table below presents a summary for the years ended December 31, 2011, 2010 and 2009, of the Company’s revenues (these do not include revenues related to improvements to concession assets under INIF 17). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fee are classified as airport services.

	2011		2010		2009
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	157,683	Ps.	152,430	Ps.	138,293
Charges for not canceling extended stay reservations		3,826		1,796		209
Parking on embarking/disembarking platform		115,086		111,755		97,971
Parking on extended stay or overnight platform		29,229		28,661		24,898
Passenger walkways and shuttle buses		24,284		22,539		19,676
Airport security charges		40,852		38,873		35,247
Airport real estate services to airlines:
Leasing of hangars to airlines		15,582		15,097		9,814
Leasing of shops, warehouses and stockrooms to airlines (operating)		2,583		3,063		3,565
Leasing of space and other terminal facilities to airlines within the terminal (operating)		32,196		29,180		28,924
Leasing of land and other surfaces to airlines outside the terminal (operating)		2,722		3,332		3,927
Leasing of check-in desks and other terminal space		11,355		11,705		13,184
Leasing of desks and other terminal space for ticket sale		5,976		6,987		7,286

	2011		2010		2009
Airport passenger services
Domestic passenger charges		1,406,028		1,355,280		1,123,159
International passenger charges		1,150,372		1,099,199		966,540
Airport real estate services and rights of access to other operators		30,608		28,760		24,011
Complementary services:
Catering services		6,335		6,238		5,260
Other third-party ramp services rendered to airlines		20,551		16,295		10,600
Traffic and/or dispatch		18,791		17,833		19,305
Fuel supply or removal		1,379		6,517		2,765
Third-party airplane maintenance and repair		2,489		2,223		2,628

Total regulated revenues included in the maximum rate		3,077,927		2,957,763		2,537,262
Regulated revenues not included in the maximum rate:
Car parking charges		169,777		163,981		142,816
Recovery of cost over aeronautical services		27,823		9,509		10,394
Recovery of cost over non-aeronautical services		12,783		11,150		11,165

Total regulated revenues not included in the maximum rate		210,383		184,640		164,375

Total regulated revenues		3,288,310		3,142,403		2,701,637

Unregulated revenues
Commercial concessions (1):
Retail operations		68,835		66,702		60,646
Food and beverages		58,038		57,566		61,961
Duty free		53,747		53,562		43,406
VIP lounges		7,617		7,740		7,834
Financial services		13,048		11,758		10,805
Communications and networks		7,607		8,670		9,675
Car rentals		80,755		71,539		69,130
Commercial leasing		5,477		4,218		5,268
Advertising		51,039		31,132		32,794
Time sharing		82,422		86,337		87,952
Leasing of space to airlines and other complementary service providers (non-operating)		92,146		91,390		82,555
Revenues from sharing of commercial activities (1):
Retail operations		9,942		9,601		9,406
Food and beverages		16,310		14,014		11,001
Duty free		17,472		12,800		18,727
Financial services		57		—		1,279
Car rentals		896		1,375		2,510
Advertising		2,992		4,966		4,518
Time sharing		—		248		349
Access fee for ground transportation		13,358		13,243		11,801
Non-airport access fees		18,103		17,219		24,884
Services rendered to ASA		139		122		184
Various commercial-related revenues		11,678		8,982		6,817
Others		2,519		979		1,101

Total unregulated revenues		614,197		574,163		564,603

Total aeronautical and non-aeronautical services	Ps.	3,902,507	Ps.	3,716,566	Ps.	3,266,240

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above.

Future minimum rentals as of December 31, 2011, are as follows:

Year	Amount
2012	Ps.	422,240
2013		239,813
2014		144,529
2015		103,585
2016		68,024
Thereafter		161,781

Total	Ps.	1,139,972

Amounts include contracts denominated in both Mexican pesos and U.S. dollars. The U.S. dollar denominated future minimum rentals were translated to Mexican pesos using the exchange rate applicable on December 31, 2011, which was a rate of Ps. 13.9787 Mexican pesos per U.S.$1.00.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2011, 2010 and 2009 are disclosed under the caption “Revenues from sharing of commercial activities”.

24.	Cost of services

Cost of services for the years ended December 31, was composed of the following:

	2011		2010		2009
Employee costs	Ps.	367,326	Ps.	344,814	Ps.	335,628
Maintenance		179,455		185,426		179,406
Safety, security and insurance		131,168		114,136		110,666
Utilities		122,095		103,517		91,267
Other		184,834		215,979		152,348

	Ps.	984,878	Ps.	963,872	Ps.	869,315

25.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, were composed of the following:

	2011		2010		2009
Depreciation	Ps.	127,741	Ps.	94,687	Ps.	82,455
Amortization		816,353		785,254		746,380

	Ps.	944,094	Ps.	879,941	Ps.	828,835

26.	Comprehensive financing result

During 2011, 2010 and 2009, the capital expenditures in the Guanajuato, Guadalajara, Hermosillo, Puerto Vallarta and Los Cabos airports for qualifying assets was Ps. 793,568, Ps. 664,525 and Ps. 363,721, respectively, and the accumulated capitalized CFR was Ps. 142,079, Ps. 76,310 and Ps. 58,020, respectively, and are comprised as follows:

	2011		2010		2009
CFR capitalized by asset
Improvements to concession assets	Ps.	123,285	Ps.	59,789	Ps.	58,020
Machinery and equipment		18,794		16,521		—

	Ps.	142,079	Ps.	76,310	Ps.	58,020

Reconciliation of the CFR of the period:

	2011		2010		2009
Add back: CFR cost capitalized	Ps.	(65,769)	Ps.	(18,290)	Ps.	(30,959)
Net CFR gain in the statements of income		63,664		38,225		58,209

Net CFR (loss) gain	Ps.	(2,105)	Ps.	19,935	Ps.	27,250

CFR capitalization began in 2007, at the Guanajuato, Hermosillo, Puerto Vallarta and Los Cabos airports, and since 2010 at the Guadalajara airport, with improvements to concession assets commitment in the MDP. As of December 31, 2011 and 2010, the accumulated amount of capital expenditures for the qualifying assets since 2007 amounts to Ps. 2,259,625 and Ps. 1,466,057, respectively. The average annual interest rate capitalized was 8.5%.

27.	New accounting principles not yet in effect

As part of its efforts to converge Mexican standards with international standards, in 2011, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs, INIFs and improvements to NIFs applicable to profitable entities beginning on:

a.	As of January, 1, 2012

C-6, Property, plant and equipment

Improvements to Mexican Financial Reporting Standards 2012

b.	As of January, 1, 2013

B-3, Statement of comprehensive result

B-4, Statement of changes in stockholders’ equity

Some of the most important changes established by these standards are as follows:

NIF B-3, Statement of comprehensive income – Provides the options of presenting a) a single statement of comprehensive income containing the items that make up net income, as well as other comprehensive income (OCI) and equity in OCI of other entities, or b) two statements: a statement of income, which includes only items that make up net income and a statement of comprehensive income, which should start from net income and immediately present OCI items and equity in OCI of other entities. In addition, NIF B-3 establishes that items should not be separately presented as non-ordinary in the financial statement or the notes to the financial statements.

NIF B-4, Statement of changes in stockholders’ equity – Establishes the general rules for the presentation and structure of the statement of changes in stockholders’ equity, such as showing retroactive adjustments due to accounting changes and correction of errors that affect the beginning balances of stockholders’ equity and presenting comprehensive income in a single line item, providing a detail of all items making it up, according to NIF B-3.

NIF C-6, Property, Plant and Equipment – Establishes the obligation to depreciate components that are representative of an item of property, plant and equipment, regardless of depreciating the rest of the item, as if it were a single component.

Improvements to Mexican Financial Reporting Standards 2012 – The main improvements that generate accounting changes that should be recognized retroactively in fiscal years beginning on January 1, 2012 are:

Bulletin B-14, Earnings per share – States that diluted earnings per share should be calculated and disclosed when the result from continuing operations is a loss, regardless of whether net income is reported.

NIF C-1, Cash and cash equivalents – Requires that cash and restricted cash equivalents be presented in the balance sheet at short term, provided such restriction expires within 12 months from the balance sheet date; if the restriction expires at a later date, this line item should be presented under long-term assets.

Bulletin C-11, Stockholders’ equity – Eliminates the rule to record donations received by an entity, as part of capital contributions, which, according to NIF B-3, Statement of Income, should be recorded as revenue in the statement of income.

Bulletin C-15, Accounting for Impairment and Disposal of Long-lived Assets – Eliminates: a) the restriction that an asset should not be in use to be classified as available-for-sale, and b) the reversal of goodwill impairment losses. It also establishes that impairment losses in the value of long-lived assets must be presented in the statement of income under the corresponding cost and expense line items and not under other income and expenses, or as a special item.

NIF D-3, Employee benefits – Requires that current and deferred PTU be presented in the statement of income under the corresponding cost and expense line items and not under other income and expenses.

Also, other Improvements to Mexican Financial Reporting Standards 2012 were issued that do not generate accounting changes immediately, but requires further disclosures about key assumptions used in the estimates and valuation of assets and liabilities at fair value, that might give rise to significant adjustments to such values in the next accounting period.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards as it applies to the financial information of its subsidiaries who are not required to adopt International Financial Reporting Standards (IFRS).

28.	Effects of adopting International Financial Reporting Standards

The CNBV requires public entities that report their financial information through the Mexican Stock Exchange, that beginning in 2012, they must prepare and report their financial information according to IFRS, issued by the International Accounting Standards Board (IASB).

The consolidated financial statements for the year ending December 31, 2012 to be issued by the Company will be its first annual financial statements that comply with IFRS. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period established by IFRS 1, First-Time Adoption of International Financial Reporting Standards. According to IFRS 1, the Company will apply the relevant mandatory exceptions and certain optional exemptions to the retroactive application of IFRS.

a.	Mandatory exceptions – The Company will apply the relevant mandatory exceptions to the retroactive applications of IFRS as follows:

Calculation of estimates – Estimates at the date of transition are consistent with estimates at the same date under MFRS, unless there is evidence of error in these estimates.

The following mandatory exceptions did not apply at the date of transition to the IFRS:

•	Derecognition and transfer of financial assets and liabilities

•	Hedge accounting

•	Non-controlling interests

b.	Optional exemptions – The Company chose the following optional exemptions to the retroactive application of IFRS:

Deemed cost – The deemed cost exemption will be applied; therefore, the Company has opted for using the restated amount according to MFRS as of the date of transition as deemed cost for machinery, equipment and improvements on leased buildings. The Company recognized improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other assets at their historical cost. These intangible assets are directly related with the concession, which is also presented as an intangible asset.

Employee benefits – The employee benefits exemption will be applied; therefore, all unrecognized actuarial gains (losses) as of the date of transition will be immediately recognized.

Borrowing costs – The borrowing cost exemption will be applied; therefore, the transitional provisions contained in International Accounting Standard (IAS) 23, Borrowing Costs, will be applied, treating the transition date as the effective date of this standard.

c.	Main differences – Below is the summary of the main differences that the Company has identified in its transition from MFRS to IFRS as of January 1, 2011, as well as an estimate of their most significant effects with their corresponding deferred income tax.

Embedded derivatives in the lease agreements – Under MFRS the Company recognizes embedded derivatives generated by lease agreements of commercial spaces located at the airport terminals. Such agreements are denominated in U.S. dollars, differing from the Company’s functional currency, that is the Mexican peso. According to IFRS, as the U.S. dollar is commonly used by the industry and within the environment for this type of lease agreement, the Company did not recognize embedded derivatives according to IAS 39, Financial Instruments: Recognition and Measurement.

The effect of this change is:

Consolidated balance sheet:
Current embedded derivatives in the lease agreements	Ps.	(266)
Long-term embedded derivatives in the lease agreements		(11,292)
Effect of deferred income tax		3,468

Retained earnings adjustment	Ps.	(8,090)

Intangible assets – In the transition to IFRS, the Company recognized at their historical cost, according to IAS 38, Intangible Assets, improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other intangible assets and therefore will eliminate the effects of inflation recognized in accordance with MFRS through December 31, 2007. In addition, based on IAS 23, Borrowing Costs, the Company will apply this standard as of the transition date, for which it opted to maintain the CFR previously capitalized according to MFRS. The effects of these changes were as follows:

	Improvements to concession assets		Airport concessions		Rights to use airport facilities		Other acquired rights		Other assets
Consolidated balance sheet:
Elimination of inflation	Ps.	(302,235)	Ps.	(7,172,783)	Ps.	(1,099,070)	Ps.	(207,133)	Ps.	(9,038)
Elimination of inflation of amortization		113,756		1,594,897		380,846		39,834		7,252
Deferred income taxes		53,069		1,569,180		202,052		47,126		503

Retained earnings adjustment	Ps.	(135,410)	Ps.	(4,008,706)	Ps.	(516,172)	Ps.	(120,173)	Ps.	(1,283)

Deferred taxes – Derived from changes in the accounting values, the Company recognized the effects of deferred income taxes, based on the tax rate applicable according to their estimated date of reversal. Additionally, under MFRS the recoverable tax on assets was presented as a separate line-item and for IFRS purposes the amount of the recoverable tax on assets will be presented within deferred income taxes.

The changes described in the previous paragraph increased the deferred tax asset as shown below.

Consolidated balance sheet:
Recoverable tax on assets	Ps.	(396,318)

Deferred income taxes	Ps.	1,875,155
Recoverable tax on assets		396,318

Net deferred income tax adjustment	Ps.	2,271,473

Current and deferred PTU – According to MFRS, current PTU is presented within other expenses. Under IFRS, current PTU is considered to be an employee benefit and is allocated in the cost of services as part of employee costs in the consolidated statement of income. MFRS requires that deferred PTU be determined by applying a similar model to deferred income taxes and is calculated by applying the method of assets and liabilities as of the date of the financial statements. As deferred PTU is not permitted by IFRS, the amount recognized under MFRS was eliminated in the transition to the IFRS.

The effect of this change is:

Consolidated balance sheet:
Deferred PTU	Ps.	(7,475)
Effect of deferred income taxes		1,308

Retained earnings adjustment	Ps.	(6,167)

Employee benefits – In accordance with MFRS, the Company recognizes in addition to seniority premiums, the termination benefit from severance payments at the end of the work relationship and retirement benefits from severance payments at the end of the work relationship. However, under IFRS the liability for termination benefits from severance payments at the end of the work relationship was eliminated as it does not comply with the requirements of IAS 19, Employee Benefits, which requires the existence of a demonstrable commitment to terminate the work relationship with the employee, for a liability to be recognized. Additionally, the Company utilized the optional exemption of IFRS 1, which consists of recognizing all unrecognized items in retained earnings as of the transition date. The effect of this change is as follows:

Consolidated balance sheet:
Termination benefits from severance payments at the end of the work relationship	Ps.	8,528
Actuarial losses		332
Deferred income taxes		(1,551)

Retained earnings adjustment	Ps.	7,309

Effects of inflation in the financial information – According to the MFRS the Company’s common stock and legal reserve include the effects of inflation through December 31, 2007. However, for IFRS these effects will be eliminated as they do not comply with the requirements established by IAS 29, Financial Reporting in Hyperinflationary Economies, which requires, among other factors, that in order to recognize the inflation in the financial information the cumulative inflation in a three year period needs to approach or exceed 100%, which represents a reclassification among equity accounts. Since 1998, the year in which the Company was incorporated and through December 31, 2011, the cumulative inflation over a three-year period has not reached or exceeded 100%. The effect of this change is as follows:

Consolidated balance sheet:
Common stock	Ps.	8,324,653
Legal reserve		28,094

Retained earnings adjustment	Ps.	8,352,747

Retained earnings – The changes described previously increased retained earnings as of the Company’s transition date as shown below:

Derecognition of embedded derivatives in the rental contracts	Ps.	(8,090)
Elimination of inflation in improvements to concession assets		(135,410)
Elimination of inflation in airport concessions		(4,008,706)
Elimination of inflation in rights to use airport facilities		(516,172)
Elimination of inflation in other acquired rights		(120,173)
Elimination of inflation in other assets		(1,283)
Derecognition of deferred PTU		(6,167)
Derecognition of severance benefits		7,309
Elimination of inflation in stockholders’ equity accounts		8,352,747

Total adjustment to retained earnings	Ps.	3,564,055

Other differences in presentation and disclosures in the financial statements – Disclosure requirements for IFRS are generally wider in scope than those of MFRS. This may result in a larger number of disclosures regarding accounting policies, significant judgments and estimates; financial instruments and risk management, among others. In addition, presentation differences exist, for example, IFRS require a statement of comprehensive income that until December 31, 2011, is not required under MFRS.

The information contained in this Note has been prepared in accordance with the standards and interpretations issued and in effect, or issued and adopted in advance of their effective date as of these consolidated financial statements. Standards and interpretations that will be applicable as of December 31, 2012, including those that may be applied optionally, are not known with certainty at the time of the preparation of these consolidated financial statements as of December 31, 2011 and 2010.

In addition, the accounting policies selected by the Company could be modified as a consequence of changes in the economic environment or industry trends that occur after the issuance of these consolidated financial statements. The information contained in this Note is not intended to comply with IFRS, due to only a group of financial statements, that includes the statements of financial position, comprehensive income, changes in stockholders’ equity and cash flows, along with comparative information and explanatory notes, can provide an appropriate presentation of the financial position of the Company, the result of its operations and its cash flows in accordance with IFRS.

29.	Differences between MFRS and accounting principles generally accepted in the United States of America (U.S. GAAP)

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from U.S. GAAP.

The principal differences between MFRS and U.S. GAAP and the effects on the consolidated net income and consolidated stockholders’ equity of the Company are presented below with an explanation of the adjustments.

	For the years ended December 31,
Reconciliation of net income	2011		2010		2009
Net income according to MFRS	Ps.	1,484,441	Ps.	1,500,160	Ps.	1,199,444
U.S. GAAP adjustments
(i) Amortization of the cost of airport concessions		431,510		431,510		431,510
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(27,779)		(27,779)		(27,779)
(iii) Deferred fees for technical assistance services		17,169		(47,692)		(39,618)
(iv) Recognition of the fair value of embedded derivative instruments		20,488		(17,230)		(9,191)
(v) Start-up costs		4,010		4,010		4,010
(vi) Cancellation of deferred statutory employee profit sharing asset		(1,054)		(1,398)		(1,160)
(vii) Employee labor obligations		3,489		3,498		2,012
(viii) Revenues from improvements to concession assets		(1,036,227)		(657,103)		—
(viii) Cost of improvements to concession assets		1,036,227		657,103		—

Total U.S. GAAP adjustments before the effect of deferred income taxes		447,833		344,919		359,784
(ix) Deferred income taxes		(131,316)		(120,499)		(82,808)

Total U.S. GAAP adjustments		316,517		224,420		276,976

Net income according to U.S. GAAP	Ps.	1,800,958	Ps.	1,724,580	Ps.	1,476,420

	At December 31,
Reconciliation of stockholders’ equity	2011		2010
Stockholders’ equity according to MFRS	Ps.	26,342,736	Ps.	26,670,905
U.S. GAAP adjustments
(i) Initial cost of airport concessions (recorded to common stock under MFRS)		(20,993,434)		(20,993,434)
(i) Accumulated amortization of airport concessions		5,099,481		4,667,971
(ii) Amortization of assets under concession (“Rights to use airport facilities” under MFRS)		(342,605)		(314,826)
(iv) Recognition of the fair value of embedded derivative instruments		1,360		(19,129)
(v) Start-up costs		(8,014)		(12,024)
(vi) Cancellation of deferred statutory employee profit sharing asset		(8,529)		(7,475)
(vii) Employee labor obligations		(18,174)		(20,150)

Total U.S. GAAP adjustments before the effects of deferred income taxes		(16,269,915)		(16,699,067)
(ix) Deferred income taxes		4,561,402		4,692,452

Total U.S. GAAP adjustments		(11,708,513)		(12,006,615)

Stockholders’ equity according to U.S. GAAP	Ps.	14,634,223	Ps.	14,664,290

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common Stock		Additional Paid- in Capital		Retained Earnings		Accumulated Other Comprehensive Income		Treasury stock		Total Stockholders’ Equity
Balance at January 1, 2010	Ps.	3,351,045	Ps.	101,668	Ps.	11,054,591	Ps.	3,473	Ps.	—	Ps.	14,510,777
Comprehensive income:
Net income		—		—		1,724,580		—		—		1,724,580
Other comprehensive income – Actuarial losses on employee labor obligations (net of income tax of Ps. 1,883)		—		—		—		(8,950)		—		(8,950)

Total comprehensive income		—		—		1,724,580		(8,950)		—		1,715,630
Deferred fees for technical assistance services		—		47,692		—		—		—		47,692
Stock repurchase of 13,914,900 shares		—		—		—		—		(609,809)		(609,809)
Dividends (1.7825 pesos per share)		—		—		(1,000,000)		—		—		(1,000,000)

Balance at December 31, 2010		3,351,045		149,360		11,779,171		(5,477)		(609,809)		14,664,290
Comprehensive income:
Net income		—		—		1,800,958		—		—		1,800,958
Other comprehensive income – Actuarial losses on employee labor obligations (net of income tax of Ps. 266)		—		—		—		(1,246)		—		(1,246)

Total comprehensive income		—		—		1,800,958		(1,246)		—		1,799,712
Deferred fees for technical assistance services		—		(17,169)		—		—		—		(17,169)
Stock repurchase of 16,364,500 shares		—		—		—		—		(777,493)		(777,493)
Dividends (1.9231 pesos per share)		—		—		(1,035,117)		—		—		(1,035,117)

Balance at December 31, 2011	Ps.	3,351,045	Ps.	132,191	Ps.	12,545,012	Ps.	(6,723)	Ps.	(1,387,302)	Ps.	14,634,223

Condensed consolidated balance sheets and statements of income including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, were as follows:

	At December 31,
	2011		2010
Assets
Current assets:
Cash and cash equivalents	Ps.	1,990,010	Ps.	2,120,230
Financial investments held for trading purposes		278,349		233,915
Trade account receivables – net		294,503		296,146
Recoverable taxes		174,961		142,226
Current deferred taxes		61,746		59,037
Other accounts receivable		2,252		1,739

Total current assets		2,801,821		2,853,293
Trading investments designated for expenditure, held in trust		145,000		228,577
Buildings, building improvements, machinery and equipment – net		5,469,943		4,482,106
Assets under concession – net (“Rights to use airport facilities” under MFRS)		1,673,381		1,787,285
Other acquired rights		778,100		799,180
Long-term recoverable income tax		—		23,022
Embedded derivatives		7,447		—
Hedging financial derivative instrument		4,468		7,138
Deferred income taxes and recoverable tax on assets		6,652,498		6,566,719
Advance to suppliers		114,712		113,099
Other non-current assets		54,136		49,970

Total assets	Ps.	17,701,506	Ps.	16,910,389

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term bank loans	Ps.	411,439	Ps.	266,492
Concession taxes payable		33,493		26,791
Aeropuertos Mexicanos del Pacífico, S.A de C.V.		71,450		64,784
Accounts payable		472,645		403,724
Embedded derivatives		—		155
Taxes payable, other than income and concession taxes payable		18,816		18,429
Income tax and business flat tax payable		54,184		123,721

Total current liabilities		1,062,027		904,096
Long-term bank loans		1,612,179		1,042,808
Employee benefits		76,688		65,366
Embedded derivatives		—		7,417
Deposits received		316,389		226,412

Total liabilities		3,067,283		2,246,099
Common stock		3,351,045		3,351,045
Additional paid-in capital		132,191		149,360
Retained earnings		12,545,012		11,779,171
Accumulated other comprehensive income		(6,723)		(5,477)
Treasury stock		(1,387,302)		(609,809)

Total stockholders’ equity		14,634,223		14,664,290

Total liabilities and stockholders’ equity	Ps.	17,701,506	Ps.	16,910,389

	For the years ended December 31,
	2011		2010		2009
Net revenues	Ps.	3,917,527	Ps.	3,694,464	Ps.	3,231,628
Cost of services		985,202		962,159		869,062
Technical assistance fees		119,022		176,076		151,339
Concession taxes		193,802		185,017		162,507
Depreciation and amortization		536,352		472,201		421,094

Total cost of services		1,834,378		1,795,453		1,604,002

Income from operations		2,083,149		1,899,011		1,627,626
Interest income (expense) and exchange gain (loss) – net		69,132		43,097		83,630
Other expense – net		(6,588)		(1,577)		(11,111)
Income tax expense		(344,735)		(215,951)		(223,725)

Net income	Ps.	1,800,958	Ps.	1,724,580	Ps.	1,476,420

Weighted average number of common shares outstanding		533,547,593		554,038,110		556,266,472
Weighted average number of common shares and common share equivalents		537,755,093		558,245,610		560,473,972
Basic earnings per share (Mexican pesos)	Ps.	3.3754	Ps.	3.1127	Ps.	2.6542
Diluted earnings per share (Mexican pesos)	Ps.	3.3490	Ps.	3.0893	Ps.	2.6342

(i) Airport concessions

Under MFRS, the cost of the concessions to operate the airports and the related facilities was allocated in two intangible assets: “right to use airport facilities” and “airport concessions”. “Airport concessions” represents the residual value after the allocation of cost to the “rights to use airport facilities”. The cost allocated to the “rights to use airport facilities” was determined based on the MFRS inflation-adjusted cost of the related fixed assets recorded in the accounts of ASA as of October 31, 1998. The remainder was allocated to airport concessions. The total value of the concession granted was determined by reference to the sale proceeds of the equity sold to AMP in August 1999. Consideration for the concessions to operate the facilities was provided by the issuance of the common stock of the Company.

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

Because the transfer of fixed assets was made among entities under common control, for U.S. GAAP purposes, the related assets were recognized at their carrying value in the records of the Mexican Government, with remaining amortization terms as follows:

			Remaining Amortization Term (years)	Original Amortization Term (years)
Assets under concession allocated to:
Runways	Ps.	788,443	23	35
Land and buildings		2,289,740	13	25
Other infrastructure		138,596	—	10

	Ps.	3,216,779

Additional improvements and upgrades made to the fixed assets are capitalized within the line “Buildings, building improvements, machinery and equipment – net” and are amortized over their estimated useful life.

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

(iii) Deferred fees for technical assistance services

AMP holds forfeitable shares of GAP common stock in a trust. Upon AMP’s initial acquisition in 1999 of 15% of GAP’s common stock, which represented 100% of the Series BB shares of GAP, and pursuant to the terms of the participation agreement between GAP and AMP, AMP signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C. and assigned to the trustee all of the Series BB shares it acquired. In the trust agreement, GAP was named as secondary beneficiary only in the instance in which AMP does not comply with the terms of the technical assistance agreement, in which case 5% of the Series BB shares would be forfeited and sold, with the proceeds of the sale to be provided to GAP as liquidated damages and penalties. AMP may gradually sell the shares in increments over the 15-year term of its initial participation contract.

Based on the fact that the 5% of AMP’s initial investment held in the trust is forfeitable, subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares by applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of Ps. (17,169), Ps. 47,692 and Ps. 39,618 for the years ended December 31, 2011, 2010 and 2009, respectively. Fair value is based on the market value of the Company’s publicly traded ADR’s. Compensation cost is included in the U.S. GAAP reconciliation under the caption deferred fees for technical assistance services.

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

These contracts also represent embedded derivative instruments under MFRS. Although the Company adopted Bulletin C-10, Derivative Financial Instruments, for MFRS purposes, a difference still arises between the accepted valuation methodologies of the embedded derivatives under U.S. GAAP and MFRS. The accepted valuation methodology under U.S. GAAP requires that at the inception of the contract, such embedded derivatives be “at-the-market” and thus, have a fair value equal to zero. At each subsequent reporting date, the embedded derivatives are adjusted to their fair value based on the difference between the forward curve rates on the monthly payments at the reporting date versus such rates at the date of inception of the lease contract. Under MFRS, the embedded derivatives are valued from inception of the contract and at each reporting date based on the forward curve rates versus the spot rate on such date, applied to the future rentals receivable. This method effectively recognizes the present value of the changes in the exchange rates on the future rentals receivable.

Accordingly, the following adjustments are included in the reconciliation to U.S. GAAP:

•

As of December 31, 2011 and 2010, the valuation methodology followed under both MFRS and U.S. GAAP results in an embedded derivative asset, though at different values given the differences in the valuation methodology. Accordingly, such difference in the asset value is included in the reconciliation of stockholders’ equity, while the differences between related changes in the fair values of the embedded derivatives are included in the reconciliation of net income.

•

Additionally, the change in the fair value of the embedded derivatives under U.S. GAAP is classified as revenues, based on the nature of the item to which the embedded derivative instrument is related, while under MFRS, such amount is included in net comprehensive financing income.

A reconciliation of the adjustments for the recognition of the fair value of embedded derivatives is as follows:

	For the years ended December 31,
	2011		2010		2009
Loss recorded in net income under MFRS	Ps.	(5,468)	Ps.	(4,872)	Ps.	(25,421)
Difference in fair value of embedded derivatives		20,488		(17,230)		(9,191)

Gain (loss) recorded in net income under U.S. GAAP	Ps.	15,020	Ps.	(22,102)	Ps.	(34,612)

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

The development phase expenses related to this subsidiary have been capitalized for purposes of MFRS, in accordance with NIF C-8, Intangibles, which permits the capitalization of certain project development costs that fulfill the criteria established for recognition as assets. The capitalized costs were amortized beginning in May 2007, the date the operation was placed into use, using the straight-line method over seven years.

As these costs are one-time activities related to the opening of the subsidiary, they are considered to be start-up costs under U.S. GAAP, which requires them to be expensed. Accordingly, the asset and any related annual amortization are reversed within the U.S. GAAP reconciliation.

(vi) Cancellation of deferred statutory employee profit sharing

Under MFRS, beginning in January 2008, the Company adopted revised NIF D-3, which requires the recognition of a deferred PTU asset or liability, based on the asset and liability method established in NIF

D-4; through 2007, deferred PTU was recognized based on temporary differences between the accounting result and taxable income for PTU purposes. As of December 31, 2011 and 2010, the deferred PTU asset increased to Ps. 8,529 and Ps. 7,475, respectively, with the increase recognized through 2011 and 2010 earnings.

U.S. GAAP prohibits the recognition of a deferred PTU asset, resulting in an adjustment to net income under U.S. GAAP of Ps. 1,054, Ps. 1,398 and Ps. 1,160 against results of 2011, 2010 and 2009, respectively, as well as removal of the asset in the reconciliation of stockholders’ equity.

(vii) Employee labor obligations

Under MFRS, beginning in January 2005, the Company adopted the revised provisions to Bulletin D-3, Labor Obligations, which require the recognition of a liability for severance payments, calculated based on actuarial computations. Upon the adoption of Bulletin D-3, the Company recognized a transition obligation, as permitted by the Bulletin, which resulted in the recognition of an intangible asset under MFRS, amortizable over the future service period of employees. The same recognition criteria for severance payments is required under U.S. GAAP, which has been effective since 1994. U.S. GAAP has a similar methodology except that it does not permit the transition obligation recognized by the Company under MFRS.

Additionally, during 2008, the Company adopted revised NIF D-3 of MFRS, which, among other things, requires companies to remove any additional liability previously recognized as well as accelerates amortization of certain unrecognized items. Removal of the additional liability resulted in the derecognition of the intangible asset mentioned above, decreasing the value of the liability for severance payments recognized for purposes of MFRS. Additionally, under MFRS, the Company has not included unrecognized actuarial gains within the labor obligation liability, as permitted by MFRS. U.S. GAAP requires entities to fully recognize the under- or overfunded status of the liability, with an offsetting adjustment to other comprehensive income. Accordingly, the adjustment to the U.S. GAAP reconciliation for 2011 and 2010 represents the amount necessary to record the fully underfunded status of the projected benefit obligation.

In addition, U.S. GAAP requires certain disclosures, as follows:

	Employee Benefits
	2011		2010
Change in benefit obligation:
Benefit obligation at beginning of year	Ps.	60,334	Ps.	43,635
Service cost		5,212		4,016
Interest cost		4,375		3,377
Actuarial loss		2,909		12,328
Benefits paid		(1,982)		(3,022)

Benefit obligation at end of year	Ps.	70,848	Ps.	60,334

Accumulated benefit obligations	Ps.	76,688	Ps.	65,366

Net periodic benefit cost under U.S. GAAP is composed of the following:

	2011		2010		2009
Service cost	Ps.	5,212	Ps.	4,016	Ps.	3,918
Interest cost		4,375		3,377		3,176
Actuarial loss		5,446		5,495		2,830
Prior service cost		3,510		3,198		10

	Ps.	18,543	Ps.	16,086	Ps.	9,934

The following benefit payments, which reflect expected future service, are expected to be paid:

	Seniority Premium Benefits
2012	Ps.	361
2013		394
2014		430
2015		470
2016		513
2017 – 2020		2,567

(viii) Revenues and cost of improvements to concession assets

As discussed in Note 3.v, the Company is required to recognize revenues with respect to additions and improvements to concession assets, in conformity with INIF 17.

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

(ix) Deferred income taxes

Under MFRS, the Company recognizes income taxes based on NIF D-4, Income Taxes, which requires the application of a methodology similar to U.S. GAAP. The deferred tax adjustments required to reconcile net income and stockholders’ equity under MFRS to U.S. GAAP as of and for the years ended December 31, 2011, 2010 and 2009 result from the differences in accounting for the cost of airport concessions, amortization of assets under concession, recognition of the fair value of embedded derivative instruments, effects of the removal of the transition obligation for severance payments, effects of deferred PTU and the effect of start-up costs, as explained in previous paragraphs.

For U.S. GAAP purposes, there is no accounting basis for the airport concessions. However, a tax basis exists for Mexican statutory tax purposes, which results in an increase to the long-term deferred tax asset related to concessions. Additionally, because of the difference in the amortization rates of land for purposes of U.S. GAAP and MFRS, a different accounting basis exists under each set of accounting principles, thereby decreasing the long-term deferred tax asset recorded in the financial statements under MFRS. The effect was an increase to the deferred tax asset of Ps. 4,559,460 and Ps. 4,681,271 as of December 31, 2011 and 2010, respectively, and a related charge to net income of Ps. 121,811, Ps. 121,132 and Ps. 82,967 for the years ended December 31, 2011, 2010 and 2009, respectively.

Under both MFRS and U.S. GAAP, the change in the deferred tax asset resulting from the effects of accounting for inflation is recorded as a component of income tax expense, and affects the reconciliation of the statutory and effective tax rates, together with the expected changes in the income tax rate, as explained in Note 19.d.

Under MFRS, net deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, classification is based on the classification of the related asset or liability for financial reporting. A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31 were as follows:

	2011		2010
Reconciliation of deferred income tax asset:
Net deferred income tax asset under MFRS (including recoverable tax on assets)	Ps.	2,152,842	Ps.	1,933,304
Effect of cost of airport concessions		4,463,252		4,592,704
Effect of amortization of assets under concession (“rights to use airport facilities” under MFRS)		96,208		88,567
Effect of embedded derivatives		(408)		5,739
Effect of employee labor obligations		(2,935)		(598)
Effects of actuarial gains in other comprehensive income		1,426		1,162
Effect of non-recognition of deferred PTU		1,493		1,308
Effect of start-up costs		2,366		3,570

Total U.S. GAAP adjustments to net deferred income tax asset		4,561,402		4,692,452

Net deferred income tax asset under U.S. GAAP	Ps.	6,714,244	Ps.	6,625,756

Net deferred ISR asset under U.S. GAAP	Ps.	6,717,303	Ps.	6,623,758

Net deferred IETU (liability) asset under U.S. GAAP	Ps.	(3,059)	Ps.	1,998

	2011		2010
Composition of net deferred income tax asset:
ISR
Current assets (liabilities):
Trade accounts receivable	Ps.	61,747	Ps.	58,991
Embedded derivative instruments		(1)		46

Total current assets – net		61,746		59,037

Non-current assets (liabilities):
Airport concessions and assets under concession (“rights to use airport facilities” under MFRS)		6,071,245		5,981,094
Hedging derivative financial instrument		3,120		2,370
Embedded derivative instruments		(2,234)		2,225
Buildings, building improvements, machinery and equipment		204,838		156,390
Tax loss carryforwards		160,636		197,009
Recoverable tax on assets		602,547		634,879
Other assets		2,366		3,570
Interest cost capitalized		(22,020)		(15,744)
Valuation allowance for recoverable tax on assets paid		(257,578)		(238,561)
Valuation allowance for tax loss carryforwards		(107,363)		(158,511)

Total non-current assets – net		6,655,557		6,564,721

Total net ISR asset under U.S. GAAP	Ps.	6,717,303	Ps.	6,623,758

IETU
Non-current assets (liabilities):
Buildings, building improvements, machinery and equipment		(1,944)		(1,901)
Trade account receivables and account payables – net		(12,077)		(7,457)
Employee benefits		10,962		11,356

Total net IETU asset under U.S. GAAP	Ps.	(3,059)	Ps.	1,998

A reconciliation of the Mexican statutory tax rate to the Company’s effective tax rate under U.S. GAAP is as follows:

	For the years ended December 31,
	2011	2010	2009
Statutory rate	30%	30%	28%
Effect of tax rate change	—	—	(2%)
Effects of inflation	(15%)	(27%)	(16%)
Effect of cancellation of recoverable income taxes	—	5%	—
Change in valuation allowance	1%	3%	3%

Effective rate	16%	11%	13%

(x) Accounting for uncertainty in income taxes

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

In order to determine the effects of uncertain tax positions on its consolidated financial information, the Company performs an exhaustive analysis over all open tax years that remain subject to examination by the Mexican tax authorities (as of December 31, 2011, open years are 2002 through 2011) in order to identify any uncertain tax position in any open tax year that could result in an unrecognized tax benefit. The following table summarizes the Company’s unrecognized tax benefits for 2011:

	Unrecognized tax benefits resulting in recognition of a liability 2003		Other unrecognized tax benefits 2002		Total unrecognized tax benefits
Balance, January 1, 2009	Ps.	2,034	Ps.	150,235	Ps.	152,269
Increases in prior year positions		300		21,070		21,370
Decreases in prior year positions		—		—		—

Balance, December 31, 2009		2,334		171,305		173,639
Increases in prior year positions		260		—		260
Decreases in prior year positions		—		(15,535)		(15,535)

Balance, December 31, 2010		2,594		155,770		158,364
Increases in prior year positions		271		15,862		16,133
Decreases in prior year positions		—		—		—

Balance, December 31, 2011	Ps.	2,865	Ps.	171,632	Ps.	174,497

The unrecognized tax benefits resulting in recognition of a liability is comprised of the fees paid to ASA in 2003 for services provided to the Company during 1999 and were deducted by the Company in 2003, as discussed in Note 21.d. Given that unfavorable sentences were received in the cases of the Aguascalientes and Morelia airports, the Company was not able to substantiate the technical merits for the deductibility taken in its previous return and thus recognized a liability. During 2011, the liability was increased for additional penalties and interest accrued during 2011 and 2010 of Ps. 271 and Ps. 260, respectively.

Other unrecognized tax benefits arise from the tax positions taken by the Company with respect to the following:

(i)	Income taxes paid on dividends during 2002 for Ps. 93,915 for which the Company requested a refund from the Mexican tax authorities, was recognized in its financial statements as a recoverable tax asset. From 2002 through 2007, the Company was engaged in legal proceedings in which it received both favorable and unfavorable outcomes at its different airports and adjusted the recoverable tax asset accordingly. As of December 31, 2007, the Company wrote-off the remaining balance of the recoverable tax asset Ps. 52,824 as it considered that it was not more likely than not that such benefit would be recovered, though it continued to legally pursue the benefit at certain of its airports. Accordingly, such amount was considered an unrecognized tax benefit under U.S. GAAP. During 2008, Ps. 48,041 of such unrecognized benefit was removed, given that the Company received an unfavorable resolution in the ultimate instance at one of its airports. During 2010 the remaining balance of Ps. 4,783 was removed, as the Company considered that it was not more likely than not that such benefit would be recovered, thus there is no remaining balance for income taxes paid on dividends.

(ii)	The Company has also been engaged in legal proceedings with respect to the base over which tax on assets was calculated (see Note 19.b and 19.f for further detail). In prior years, the Company paid asset tax under a certain methodology. However, the Company believes that such asset tax could have been calculated under a different methodology, thereby resulting in lower asset tax payments in prior years. Amounts paid which the Company believes they can use against future income taxes payable have been included within deferred income taxes. Amounts paid over and above are being requested as a refund from the Mexican tax authorities. However, they have not been recognized as an asset, given that the Company does not believe it is more likely than not that they will be recovered, for which reason they are considered unrecognized tax benefits under U.S. GAAP. As of December 31, 2009, a potential for Ps. 171,305 was available to be recovered in cash related to Guadalajara, Guanajuato, Puerto Vallarta, Los Cabos, Tijuana and Mexicali airports. During 2010, the Company decreased the amount related to this unrecognized benefit by Ps. 15,535. During 2011, the Company increased the amount related to this unrecognized benefit by Ps. 15,862, based on future projections. At December 31, 2011 and 2010, the unrecognized benefit is Ps. 171,632 and Ps. 155,770, respectively.

The total amount of unrecognized tax benefits of Ps. 174,497 would affect the Company’s effective tax rate, if recognized.

The Company’s policy is to recognize interest and penalties within operating expense. In 2011, the Company recognized approximately Ps. 248 and Ps. 1,747 of interest and penalties, respectively, and in 2010, the Company recognized Ps. 5,756 and Ps. 2,800 of interest and penalties, respectively. Those amounts of interest and penalties related to unrecognized tax benefits resulting in a liability have increased the related liability.

(xi) Trading investments designated for expenditure, held in trust

As discussed in Note 4, under MFRS restricted cash and cash equivalents should be presented as short-term, provided that restriction expires within the following twelve months to the date of the balance sheet; if the restriction expires over a one year period, the cash and cash equivalents should be presented as a long-term asset.

U.S. GAAP, however, contemplates exclusion from current assets of any cash or claims to cash that are designated for expenditure in the acquisition or construction of noncurrent assets. Accordingly, Ps. 125,498 and Ps. 228,577 of restricted cash is classified as non-current assets under U.S. GAAP as of December 31, 2011 and 2010, respectively.

Additional disclosure requirements

(a) Fair value of financial instruments: U.S. GAAP requires additional disclosures with respect to all assets and liabilities measured at fair value as well as with respect to the fair value of financial assets and liabilities whose fair value is not recognized in the balance sheet.

Fair value under U.S. GAAP is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Beginning in 2008, the Company determines fair value using the fair value hierarchy under U.S. GAAP, which requires the Company to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value. Fair value is used on a recurring basis to measure the Company’s financial investments held for trading purposes, embedded derivatives and hedging derivative financial instruments. Accordingly, fair value has been determined by the Company using available market information or other appropriate valuation methodologies that require judgment in developing and interpreting the estimates of fair value.

Financial instruments measured at fair value on a recurring basis in the consolidated balance sheets using the fair value hierarchy are described below:

	2011
	Observable inputs other than quoted market prices (Level 2)		Internally developed models with significant unobservable market information (Level 3)		Total carrying value in the consolidated balance sheet
Financial investments held for trading purposes	Ps.	278,349	Ps.	—	Ps.	278,349
Embedded derivatives		—		7,449		7,449
Hedging derivative financial instrument		4,468		—		4,468

Total assets at fair value	Ps.	282,817	Ps.	7,449	Ps.	290,266

	2010
	Observable inputs other than quoted market prices (Level 2)		Internally developed models with significant unobservable market information (Level 3)		Total carrying value in the consolidated balance sheet
Financial investments held for trading purposes	Ps.	233,915	Ps.	—	Ps.	233,915
Hedging derivative financial instrument		7,138		—		7,138

Total assets at fair value	Ps.	241,053	Ps.	—	Ps.	241,053

Liabilities at fair value – Embedded derivatives	Ps.	—	Ps.	(7,571)	Ps.	(7,571)

The Company does not have any financial investments that are valued under Level 1. In order to value its financial investments held for trading purposes, the Company uses observable market data for similar instruments. Such investments are classified within level 2 of the fair value hierarchy, valued based on the net present value of the discounted cash flows expected from the asset, using an expected interest rate of 5.44%.

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

	Fair Value Measurements Using Significant Unobservable Inputs
Beginning balance of embedded derivative asset, January 1, 2010	Ps.	14,531
Total loss included in 2010 earnings (revenue caption)		(22,102)

Ending balance of embedded derivative liability, December 31, 2010		(7,571)
Total gain included in 2011 earnings (revenue caption)		15,020

Ending balance of embedded derivative asset, December 31, 2011	Ps.	7,449

Additionally, fair value is used on a non-recurring basis to evaluate impairment of long-lived tangible and intangible assets. No impairments of such assets were recognized in 2011 or 2010.

Finally, U.S. GAAP requires disclosures of the fair value of financial assets and liabilities for which fair value is not recognized in the consolidated balance sheets. The following table provides information on the carrying value and estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, as of December 31:

	2011				2010
	Carrying Value		Fair Value		Carrying Value		Fair Value
Financial assets:
Instruments with carrying value that approximates fair value	Ps.	2,604,474	Ps.	2,604,474	Ps.	2,787,179	Ps.	2,787,179
Financial liabilities:
Instruments with carrying value that approximates fair value	Ps.	577,588	Ps.	577,588	Ps.	495,299	Ps.	495,299
Fixed rate bank loan (including accrued interest)		565,369		621,990		740,453		707,200

Instruments with carrying values that approximate fair value are comprised of the Company’s cash and cash equivalents, accounts receivable, recoverable taxes, trading investments designated for expenditure held in trust, accounts payable and other current liabilities. The carrying value of these assets and liabilities approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate.

Additionally, as mentioned in Note 14, the Company signed an unsecured credit agreement during 2007. Such credit agreement contains a fixed interest rate. If the Company were to transfer the liability in the current economic environment, it would incur interest at a rate 218 basis points lesser in 2011, than that contained in the loan agreement, which would result in a fair value of such debt of approximately Ps. 621,990 and Ps. 707,200 in 2011 and 2010, respectively. This long-term loan is classified within level 2 of the fair value hierarchy, and its fair value above was calculated using a discounted cash flow analysis with an interest rate of 6.34%.

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

During 2011, 2010 and 2009, 16,364,500 shares, 13,914,900 shares and 360,000 shares, respectively, were repurchased at market value and recognized using the cost method as treasury stock, affecting the calculation of weighted average number of common shares outstanding (see Note 15.g, 15.f and 15.b).

Diluted earnings per share for the years ended December 31, 2011, 2010 and 2009 include 4,207,500 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under U.S. GAAP, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2011		2010		2009
Numerator
Net income under U.S. GAAP	Ps.	1,800,958	Ps.	1,724,580	Ps.	1,476,420

Denominator (share amounts)
Weighted average number of common shares outstanding		533,547,593		554,038,110		556,266,472
Dilutive effects of forfeitable shares		4,207,500		4,207,500		4,207,500

Total potential dilutive shares		537,755,093		558,245,610		560,473,972

Basic earnings per share (Mexican pesos)	Ps.	3.3754	Ps.	3.1127	Ps.	2.6542

Diluted earnings per share (Mexican pesos)	Ps.	3.3490	Ps.	3.0893	Ps.	2.6342

(c) Supplemental cash flow information: Under MFRS, for 2011, 2010 and 2009, the Company presents a consolidated statement of cash flows in accordance with NIF B-2, Statement of Cash Flows, which presents only cash movements.

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

Presented below are consolidated statements of cash flows of the Company in accordance with U.S. GAAP for the years ended December 31:

	2011		2010		2009
Operating activities:
Net income under U.S. GAAP	Ps.	1,800,958	Ps.	1,724,580	Ps.	1,476,420
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		536,352		472,201		421,094
Loss on sale of fixed assets		6,923		616		6,859
Provision for employee benefits		9,810		6,560		8,025
Deferred fees for technical assistance services		(17,169)		47,692		39,618
Hedging derivative financial instrument		2,670		6,509		1,020
Embedded derivatives		(15,020)		22,102		34,612
Inflationary effects on recoverable tax on assets		(5,136)		(16,798)		(6,285)
Short-term marketable securities		(44,434)		45,706		(4,384)
Deferred income taxes		(136,022)		(350,277)		(146,704)
Long-term account receivable reserve		—		(108)		4,123
Changes in operating assets and liabilities:
Trade accounts receivable		1,643		157,710		118,202
Recoverable income tax and other current assets		6,510		(13,290)		62,772
Recoverable tax on assets		13,185		34,961		42,313
Recoverable income tax on dividends		23,022		119,763		44,663
Concession taxes payable		6,702		9,651		(8,645)
Accounts payable and other		19,851		2,194		23,053
Aeropuertos Mexicanos del Pacífico, S.A. de C.V.,		6,666		14,017		(11,277)
Income tax and asset tax payable		(69,150)		67,043		(1,418)
Deposits received		89,977		128,669		57,831

Net cash provided by operating activities		2,237,338		2,479,501		2,161,892
Cash flows used in investing activities:
Buildings improvements, machinery and equipment		(1,350,377)		(923,298)		(572,210)
Investments in trust designated for expenditure		83,577		123,859		(352,436)
Other assets		(2,466)		(30,505)		(865)

Net cash used in investing activities		(1,269,266)		(829,944)		(925,511)
Cash flows used in financing activities:
Proceeds from bank loans		1,014,626		507,692		413,754
Payments on bank loans		(300,308)		(248,360)		(163,786)
Stock repurchases		(777,493)		(609,809)		(10,248)
Sale of repurchased stock		—		—		53,712
Hedging derivative financial instrument		—		—		(14,667)
Dividend payments		(1,035,117)		(1,000,000)		(1,200,000)

		(1,098,292)		(1,350,477)		(921,235)

(Decrease) increase in cash and cash equivalents		(130,220)		299,080		315,146
Cash and cash equivalents at beginning of year		2,120,230		1,821,150		1,506,004

Cash and cash equivalents at end of year	Ps.	1,990,010	Ps.	2,120,230	Ps.	1,821,150

Supplemental cash disclosures:
Cash paid for income tax and asset tax	Ps.	550,294	Ps.	469,963	Ps.	372,292
Interest paid, net of amounts capitalized		52,984		97,669		50,486

Supplemental non-cash investing activity:
Investment in building improvements, machinery and equipment on account	Ps.	276,443	Ps.	227,373	Ps.	101,296

(d) Valuation and qualifying accounts:

Description	Balance at Beginning of year		Additions charged to costs and expenses		Deductions		Balance at end of year
Allowance for doubtful accounts
2011	Ps.	217,700	Ps.	28,092	Ps.	17,440	Ps.	228,352
2010		135,613		92,529		10,442		217,700
2009		112,618		35,335		12,340		135,613

(e) Adoption of IFRS

As disclosed in Note 28, the Company adopted IFRS as of January 1, 2012. The U.S. Securities and Exchange Commission permits foreign private issuers to prepare their financial statements in accordance with IFRS without having to provide a reconciliation to U.S. GAAP. As such, the Company’s 2012 financial statements presented in accordance with IFRS will not include a reconciliation to U.S. GAAP.

30.	Subsequent events

a.	In relation to Note 19.b, on January 18, 2012, the Hermosillo airport filed a new motion requesting a judgment to nullify the tax authorities’ ruling, which is pending resolution.

b.	On February 15, 2012, the Company commenced a suit against Mexican stock market brokers in order to prohibit them trading Company’s shares with an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of the Company’s Corporate By-Laws. On February 29, 2012, the Company was notified that an ordinary commercial court issued precautionary measures for the Mexican stock market brokers requiring the strict adherence to the Company’s Corporate By-Laws.

c.	On March 16, 2012, Banamex notified to the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, that based on Article 294 of the Mexican General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito) and under the XXIV clause of the credit agreement, disclosed in Note 14, its right to restrict the remaining undistributed balance of Ps. 196,253 as of the notification date, according to the pending disposition deadlines established in clause V of the aforementioned credit agreement, as well as the amount of credit that is not already disposed. Although our legal counsel is reviewing the related consequences and determining how to proceed, the Ps. 196,253 will not be disbursed by Banamex, therefore the Company will seek other ways to finance its investment commitments.

31.	Financial statements issuance authorization

On March 20, 2012 the issuance of these consolidated financial statements was authorized by Fernando Bosque Mohino, Chief Executive Officer and Rodrigo Guzmán Perera, Chief Financial Officer. These consolidated financial statements are subject to approval at the ordinary general stockholders’ meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *