Form 20-F
period 2012-12-31
Pacific Airport Group
filed 2013-04-15
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

U.S. GAAP                 IFRS ☒                 Other

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in forward-looking statements. These factors, some of which are discussed below under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that eventualities related to other risks and uncertainties may cause actual results to differ materially from those expressed in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The following tables present a summary of our consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our date of transition to IFRS was January 1, 2011. These consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. IFRS 1—“First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. A description of the effects on our financial information due to our transition from our previous generally accepted accounting principles, Mexican Financial Reporting Standards, or MFRS, to IFRS is presented in Note 31 to our audited consolidated financial statements.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this annual report on Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. We publish our audited consolidated financial statements in Mexican pesos.

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.9635 to U.S.$ 1.00, the noon buying rate for pesos on December 31, 2012, as published by the U.S. Federal Reserve Board. On April 5, 2013 the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps. 12.2390 to U.S.$ 1.00.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. When we refer to “terminal passengers” we mean the sum of all arriving and departing passengers on commercial and general aviation flights, other than transit passengers. “Transit passengers” are those who are generally not required to change aircraft while on a multiple-stop itinerary and who generally do not disembark from their aircraft to enter the terminal building. When we refer to “total passengers,” we mean the sum of terminal passengers and transit passengers. When we refer to “commercial aviation passengers,” we mean the sum of terminal and transit passengers, excluding general aviation passengers, such as those on private, non-commercial aircraft. Country-wide data for Mexico presented herein are based on commercial aviation passengers, but we generally measure our operations based on terminal passengers.

This annual report on Form 20-F contains references to “air traffic movements,” which represent the sum of all aircraft arrivals and departures of any kind at an airport.

International Financial Reporting Interpretation Committee 12 (IFRIC 12) Service Concession Arrangements arose from the need to provide clarification on the accounting treatment to be followed for service concession contracts for services that are considered public in nature.

IFRIC 12 requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform at the airports as established by the Master Development Programs. Revenues represent the value of the exchange between ourselves and the government with respect to the improvements, given that we construct or provide improvements to the airports as required by the Master Development Programs, and in exchange, the government grants the Company the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs are included in the maximum tariff we charge our customers. Therefore we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs. Through a bidding process, we contract third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues.

In reviewing this annual report, you should take into account the fact that certain margin and ratio calculations that utilize “Total revenues” or “Total operating costs” will reflect the effects of IFRIC 12. Consequently, changes in total revenues, total operating costs, EBITDA margin, operating margin, total revenues per terminal passenger and other ratios included in this annual report, as well as other ratios potentially useful to investors, may not be comparable between periods. In those instances we have included a parenthetical notation with comparable amounts or measures. Nominal results for amounts used in calculating certain margins, such as operating income, are not affected by the adoption of IFRIC 12 and are comparable.

Furthermore, in several sections of this annual report we take into account only revenues that resulted in actual cash inflows (which we categorize as aeronautical and non-aeronautical revenues, or the sum of the two) for ratios or comparative calculations. Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues generated from improvements to concession assets under IFRIC 12 are not dependent upon passenger traffic, but rather stem from the level of capital expenditures carried out at each airport. Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues stem from the key drivers of our business, passenger traffic, and our maximum tariffs. The use of aeronautical and non-aeronautical revenues is more common in our industry as they represent the revenues generated from our core operations, that being services provided to passengers, airlines and other third parties based on passenger traffic at our airports. We indicate each instance in which we use only aeronautical and non-aeronautical revenues by indicating the category of revenues used.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data according to IFRS for the periods indicated. The selected financial information for 2011 differs from the information we previously published in our annual report for 2011, because it is presented in accordance with IFRS.

	Year ended December 31,
	2011		2012		2012
	(thousands of pesos)				(thousands of dollars) (1)
Comprehensive Income statement data:
Revenues:
Aeronautical services(2)	Ps.	3,077,927	Ps.	3,365,982	U.S.$	259,651
Non-aeronautical services(3)		824,580		1,008,452		77,791
Improvements to concession assets(4)		1,036,227		570,233		43,988
Total revenues		4,938,734		4,944,667		381,430
Operating costs:
Costs of services:
Employee costs		369,386		402,607		31,057
Maintenance		179,455		200,022		15,430
Safety, security & insurance		131,168		159,379		12,294
Utilities		122,095		139,479		10,759
Other		184,834		158,515		12,228
Total costs of services		986,938		1,060,002		81,768
Technical assistance fees(5)		136,191		155,072		11,962
Concession taxes(6)		193,802		217,295		16,762
Depreciation and amortization:
Depreciation(7)		110,314		151,176		12,570
Amortization(8)		632,655		676,054		51,243
Total depreciation and amortization		742,969		827,230		63,813
Other expense		6,587		1,333		103
Cost of improvements to concession assets(4)		1,036,227		570,233		43,988
Total operating costs		3,102,714		2,831,165		218,395
Income from operations		1,836,020		2,113,502		163,035
Finance income		37,318		(14,023)		(1,082)
Income before income taxes		1,873,338		2,099,479		161,953
Income tax expense		261,758		327,449		25,259
Consolidated net income		1,611,580		1,772,030		136,694
Basic and diluted earnings per share(9)	Ps.	2.9969	Ps.	3.3389	U.S.$	0.2576
Basic and diluted earnings per ADS(9)	Ps.	29.9687	Ps.	33.3891	U.S.$	2.5756
Dividends per share(10)	Ps.	1.9231	Ps.	2.1292	U.S.$	0.1642
Dividends per ADS(10)	Ps.	19.2310	Ps.	21.2918	U.S.$	1.6424
Other operating data:
Total terminal passengers (thousands of passengers)(11)		20,208		21,287		21,287
Total air traffic movements (thousands of movements)		395		395		395
Total revenues per terminal passenger(12)	Ps.	244	Ps.	232	U.S.$	18
Aeronautical and non-aeronautical services per terminal passenger	Ps.	193	Ps.	205	U.S.$	16
Statement of financial position:
Cash and cash equivalents	Ps.	2,135,010	Ps.	1,663,683	U.S.$	128,336
Total current assets		2,885,072		2,459,168		189,699
Airport concessions, net		10,463,499		10,179,422		785,237
Rights to use airport facilities, net		1,327,189		1,270,490		98,005
Total assets		24,719,675		24,533,637		1,892,517
Current liabilities		1,062,027		1,132,711		87,377
Total liabilities		3,038,492		3,080,424		237,623
Total shareholders’ equity		21,681,183		21,453,213		1,654,894
Other data:
Net cash flows provided by operating activities	Ps.	2,256,718	Ps.	2,661,274	U.S.$	205,290
Net cash flows used in investing activities		(1,253,470)		(983,785)		(75,889)
Net cash flows used in financing activities		(1,217,045)		(2,148,816)		(165,759)
Decrease in cash and cash equivalents		(213,797)		(471,327)		(36,358)

1.	Translated into dollars at the rate of Ps. 12.9635 per U.S.$ 1.00, the noon buying rate on December 31, 2012, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in dollars (not thousands of dollars). Operating data are expressed in the units indicated.
2.	Revenues from aeronautical services principally consist of a fee for each departing passenger except diplomats, infants and transit and transfer passengers if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport, aircraft landing fees, aircraft parking fees, fees for the transport of passengers from an aircraft to a terminal building, security charges for each departing passenger and other sources of revenues subject to regulation under our maximum rates. See “Item 4, Information on the Company – Regulatory Framework” herein for a description of our regulatory framework, including our maximum rates.
3.	Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from car parking charges, leasing of commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues. Pursuant to our operating concessions and Mexico’s Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently regulated under the Mexican Airport Law but are excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates.
4.	Revenues from improvements to concession assets represent revenues generated from improvements made to concession assets and the related costs stemming from capital expenditures made as agreed with the Mexican government under our Master Development Programs for 2011 and 2012. These amounts did not result in actual cash inflows, nor did they have an effect on our consolidated net income in 2011 and 2012 as revenues earned were equal to the costs incurred. See “Item 4, Information on the Company – Business Overview”.
5.	We pay Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., or “AMP”, a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
6.	Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets).
7.	Reflects depreciation of machinery, equipment and improvements on leased buildings.
8.	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
9.	Based on a weighted average of 537,755,093 and 530,720,600 common shares outstanding for the years ended December 31, 2011 and 2012 respectively, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.
10.	Dollar amounts per share were U.S.$ 0.1378 in 2011 and U.S.$0.1642 in 2012, and per ADS were U.S.$1.3785 in 2011 and U.S.$1.6424 in 2012. Per-share dollar amounts are expressed in dollars (not thousands of dollars).
11.	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
12.	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. All amounts are stated in pesos and have not been restated in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average(1)
2011	14.25	11.50	13.95	12.43
2012	14.37	12.63	12.96	13.15
November 2012	13.25	12.92	12.92	13.06
December 2012	13.01	12.72	12.96	12.87
2013:
January 2013	12.96	12.59	12.73	12.71
February 2013	12.88	12.63	12.78	12.72
March 2013	12.80	12.32	12.32	12.50
April 2013(2)	12.34	12.24	12.24	12.30

Sources:	U.S. Federal Reserve Board.
(1)	Average of month-end rates or daily rates, as applicable.
(2)	Through April 5, 2013.

On April 5, 2013, the exchange rate for pesos was Ps. 12.2390 per U.S.$ 1.00 as published by the U.S. Federal Reserve Board.

Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., “BMV”), and, as a result, will likely affect the market price of our American Depositary Shares, or ADSs. Such fluctuations may also affect the U.S. dollar conversion by The Bank of New York Mellon, the depositary for our ADSs, of any cash dividends paid in pesos.

RISK FACTORS

Risks Related to Our Operations

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants and transit and transfer passengers, if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport) departing from the airport terminals we operate and are collected by the airlines and paid to us. In 2011 and 2012 passenger charges represented 51.8% and 57.1%, respectively, of our total revenues (in 2011 and 2012, passenger charges represented 65.5% and 64.5%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

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

The global economic and financial crisis that began in 2007 and continued through 2009, led to high volatility and lack of liquidity in the global credit and other financial markets. The downturn in the U.S. and global economies led to increased commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally. These conditions also limited the availability of credit and increased financial costs for companies around the world, including companies in Mexico and the United States. Although economic conditions improved starting in 2010 and the availability of credit has increased while interest rates remained stable, another recession could significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

Negative economic developments in Mexico could reduce domestic passenger traffic at our airports, which would adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from foreign tourism, Mexican domestic passengers in recent years have represented approximately two-thirds of the passenger traffic volume at our airports. In addition, all of our assets are located, and all of our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic at our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the potential impact of negative economic developments in Mexico, see “– Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” in this section.

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2011 and 2012, 88.5% and 88.0%, respectively, of the international terminal passengers served by our airports arrived and departed on flights originating in or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2011, the U.S. gross domestic product (“GDP”) increased at an annualized rate of 1.7%. In 2012, the U.S. GDP grew 2.2%. Therefore, although the U.S. economy has grown every year since the economic crisis that lasted from the end of 2007 until the middle of 2009, if the U.S. economy falls back into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States.

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

Most airlines also depend on reliable access to credit at interest rates they can afford to finance their fleet of aircraft and make other large investments. As evidenced by the recent global recession and financial crisis, high interest rates and disruptions in the global debt markets had an adverse effect on airlines’ ability to operate their fleets, forcing many to raise ticket prices, cancel routes, decrease the frequencies of flights or forego scheduled investments. Such reductions in operations by airlines led to lower passenger and cargo traffic volumes at our airports, which has had an adverse impact on our results of operations.

See “–The loss of or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues” in this section for a more detailed description of which of our major airline customers have recently reduced or cancelled operations at our airports.

Our business is highly dependent upon revenues from four of our airports and could be adversely impacted by any condition affecting those airports.

In 2012, approximately 82.0% of the sum of aeronautical and non-aeronautical revenues was generated from four of our 12 airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2012:

Airport	For year ended December 31, 2012
Guadalajara International Airport	35.7%
Los Cabos International Airport	18.6%
Puerto Vallarta International Airport	14.0%
Tijuana International Airport	13.7%
Eight other airports	18.0%

Total	100.0%

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

In April 2009, Mexico, as well as several other countries, was affected by an outbreak of Influenza A/H1N1. As a result of the outbreak, a number of countries, including the United States, Great Britain and France, advised against nonessential travel to Mexico, although these advisories had been lifted by the end of May 2009. While we cannot completely isolate the impact on travel of the advisories and restrictions imposed by national and international governments from other potential factors such as the economy, our domestic passenger traffic and international passenger traffic declined by 33.3% and 43.7%, respectively, during May 2009 (in each case compared to May 2008). A new outbreak could once again disrupt our operations and significantly affect passenger and cargo traffic levels.

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

The air travel business is susceptible to, and has experienced, increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. Since August 1, 2003, we have carried a Ps. 500 million insurance policy covering damages to our property resulting from terrorist acts. We carry a U.S.$ 150 million insurance policy covering personal and property damages to third parties resulting from terrorist acts. Because our insurance policies do not cover all losses and liabilities resulting from war or terrorism, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs would have an adverse effect on our results of operations.

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

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment signals the potential presence of prohibited items. Because of uncertainty over the policy letter’s implementation, the new screening process had been initially delayed. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. Since the issuance of the policy letter, the Mexican Bureau of Civil Aviation has been expected to issue implementing regulations. On November 23, 2012, the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil, or “DGAC”) published a recommendation, titled a “Circular Obligatoria,” on the Ministry of Communications and Transportation website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain recommendations regarding issues of responsibility that have been raised. These recommendations are not binding and would have no legal effect unless incorporated into a valid contract.

We currently have agreements to operate baggage screening systems with the following airlines: Magnicharters, Westjet, Airtransat, Sunwing, Jazz, Delta, AirTran, Alaska, Virgin, Frontier, American Airlines, Sun Country, U.S. Airways and, as of April 1, 2013, United Airlines. Under these agreements, these airlines agree to hold harmless and indemnify us against certain types of liability that might arise in connection with the operation of the baggage screening system, in accordance with the provisions of the Mexican Airport Law. At the end of 2012, 30.0% of the passengers travelling through our airports were using the system. We expect that by the end of 2013, most of our total passenger traffic will be using baggage screening equipment. Consequently, we expect to sign agreements with most of our airline customers during 2013 on substantially the same terms and conditions as those already signed.

The checked baggage screening equipment has been operational in our 10 busiest airports since 2011; only the Aguascalientes and Los Mochis airports continue to perform only manual inspection.

We are incurring ongoing expenses to maintain and operate this equipment. Currently, the operational costs of the screening system have been limited to the level necessary to provide the required services to airlines, and we expect to continue recovering those costs, which could increase if more airlines sign a contract to use our equipment. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. These additional expenses could restrict our liquidity and adversely affect our results of operations. In addition, if it is determined that we are responsible for all or a portion of the cost or that we are liable for certain issues arising from our operation of the screening systems, our exposure to liability could increase significantly. For more information on screening equipment, see “Item 4: Regulatory Framework – Scope of Concessions”.

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

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 49.0% of our total employees as of December 31, 2012), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

A majority of our revenues are driven by the operations of a few key customer airlines. Concesionaria Vuela Compañía de Aviación, S.A. de C.V., or Volaris; Grupo Aeroméxico, S.A.B. de C.V., or Grupo Aeroméxico, a holding company that owns Aeroméxico and Aeroméxico Connect (formerly Aerolitoral); and ABC Aerolíneas S.A. de C.V., or Interjet, accounted—excluding revenues from passenger charges—for 2.9%, 2.0% and 0.8% respectively, of total revenues in our airports in 2012 (3.3%, 2.2% and 0.9% respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2012).

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduce their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers.

For example, on August 2, 2010, Mexicana, one of Mexico’s two largest carriers and previously an airline which was among our three largest customers in terms of passenger traffic, filed for bankruptcy protection in Mexico and in the United States. On August 28, 2010, Mexicana, Mexicana Click (formerly known as Aerovías Caribe) and Mexicana Link (formerly known as Mexicana (Inter) (collectively “Grupo Mexicana”) ceased operations. Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010. In 2010, Grupo Mexicana was still our third largest carrier and accounted for 8.9% of the sum of aeronautical and non-aeronautical revenues generated in our airports. It was not until 2012 that all seats previously flown by Grupo Mexicana were taken over by other airlines. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another, except if the passenger originated travel outside Mexico, thus limiting the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Additionally, on November 29, 2011, AMR Corporation (“AMR”), parent of American Airlines Inc. (“American”) and AMR Eagle Holding Company (“American Eagle”) filed voluntary petitions for Chapter 11 reorganization in a U.S. Bankruptcy Court. The Chapter 11 process permits American and American Eagle to continue operating flights normally during the reorganization. To date, AMR Corporation, through its two subsidiaries American and American Eagle, operates at 6 of our 12 airports, (Aguascalientes, Guanajuato, Guadalajara, Morelia, Puerto Vallarta and Los Cabos). From January to December 2012, AMR Corporation, through its subsidiaries, transported 855,241 total passengers at our airports, which represents 4.0% of our passenger traffic in 2012. During the Chapter 11 process, neither American nor American Eagle has suspended payments for the services provided by us.

Furthermore, passenger charges, which accounted for 57.1% of our revenues in 2012 (64.5% taking into account only the sum of aeronautical and non-aeronautical revenues), are collected by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. If any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. See “Item 4, Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”. According to the new agreements that took effect on November 1, 2009, an airline could have a grace period of up to a maximum of 60 days for payment on a case by case basis (not all airlines received the same grace period). If an airline wanted a grace period of any amount up to the 60-day limit, the airline was required to secure the grace period and the equivalent of 30 additional days with cash, bonds or other collateral equal to the charges the airline would incur during that period by taking into account the peak operational days for that specific airline during the previous 12-month period. Thus, in the event of insolvency or suspension of operations by an airline, we would be able to collect passenger charges invoiced to that airline up to the value of the collateral. Although we would have a 30-day buffer beyond the grace period, our cash flows from operations or our results of operations could be negatively affected if such collateral were not sufficient to cover the outstanding debt. Thus, in the event of any suspension of operations by an airline, such as in the case of Grupo Mexicana in 2010, or insolvency, we would not be assured of collecting 100% of the amounts invoiced to that airline for passenger charges, nor could we be assured that we would recover, in the short term, the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

Additionally, some of our commercial clients have had difficulty making their payments to our airports. As a result, we have tried to renegotiate terms with many clients to keep them at our airports. Despite our efforts, some clients have decided to leave our commercial spaces and cancel their contracts. This could potentially have a negative effect on our revenues.

Our business is dependent on international regulations that affect Mexican airlines.

Airline regulations promulgated by international bodies or regulatory agencies in other countries could affect our operations and potentially affect our revenues or results of operations. For instance, on July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”

Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines were suspended; and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines, which resulted in a decrease in demand for travel between our airports and the United States. Approximately 6.6% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2012.

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

Although these prior disputes were resolved by 2006, because only a few airlines contribute a substantial portion of our revenues, our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, during periods of economic downturn, the airlines that operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years, which could adversely impact our results of operations. See “Item 4, Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers”.

The airlines at our airports may refuse to continue collecting passenger charges on our behalf or we may decide to collect passenger charges ourselves, which would result in increased costs for us.

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers, if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport). Currently, we have entered into collection agreements with the airlines that operate at our airports to collect those passenger charges on our behalf. As a result, passenger charges are automatically included in the cost of passengers’ tickets, and we issue invoices for those charges to each airline. See “Item 4, Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”.

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

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines and ground transportation providers. We also depend upon the Mexican government or entities of the government for provision of services, such as electricity, supply of fuel for aircraft, air traffic control and immigration and customs services for our international passengers. Additionally, the disruption or stoppage of taxi or bus services at one or more of our airports could also adversely affect our operations. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

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

A portion of the lands comprising the Tijuana International Airport and Guadalajara International Airport were expropriated by the Mexican government in 1970 and 1975 respectively, pursuant to its power of eminent domain. Prior to those expropriations, the land had been held by a group of individuals through a system of communal ownership of rural land known as an ejido. The former ejidos’ participants have asserted indemnity claims against the Mexican government challenging the 1970 and 1975 expropriation decrees. See “Item 8, Financial Information – Legal Proceedings – Ejido Participants at Tijuana and Guadalajara Airports”.

As a result of these circumstances, our Tijuana airport subsidiary was joined in the proceedings. The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be assessed. Depending on which particular land parcel is to be returned, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations.

Similarly, in the case of the Guadalajara International Airport, two different ejidos commenced proceedings in federal court in 2009 against the Ministry of Communications and Transportation, seeking payment for the land expropriated by decree in 1975.

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

In addition, certain of the former ejido participants are currently occupying portions of the Tijuana International Airport property, but the property is not at present essential to the airport’s operations. Although these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy. There can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction, which may negatively impact our results of operations.

We may be liable for property tax claims asserted against us by certain municipalities.

We remain subject to ongoing real estate tax claims that have been asserted against us by the municipal authorities of Mexicali, Tijuana, Guadalajara and Hermosillo for the payment of property taxes with respect to the property on which we operate our airports in those cities, and similar claims have been and may be asserted by other municipal authorities where we operate our airports. We believe that under the law, the Mexican government, as the owner of the property upon which we operate our airports, would currently be responsible for paying these taxes directly if a court were to determine that these taxes must be paid. See “Item 8, Financial Information – Legal Proceedings – Property tax claims by certain municipalities” for a full discussion of these property tax proceedings.

In addition, on May 28, 2010, the State Legislature of Jalisco sent to the Mexican Congress a legislative initiative in which they requested that Congress consider changing the current Mexican Airport Law so that privately held airports operating on federal land would be subject to municipal taxes. This initiative remains under review by Congress.

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

The Mexican tax authority (Servicio de Administración Tributaria, or “SAT”), in connection with its review of the year 2005, sent us official notices in 2008 and 2009 stating that, under its criteria, the fiscal amortization rate used for each of the Aguascalientes, La Paz, Los Mochis, Morelia and Mexicali airports’ concession values was incorrect. We initiated legal proceedings in a federal tax court to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning our position on amortization. See “Item 8, Financial Information—Legal Proceedings—Federal tax proceedings against Aguascalientes, La Paz, Los Mochis, Morelia and Mexicali airports”.

If at the conclusion of these legal proceedings, the tax court determines that the airports applied the incorrect rate, those airports would be required to modify their tax calculations beginning 2005. This modification could negatively affect our net income.

Risks Related to the Regulation of Our Business

We provide a public service regulated by the Mexican government, and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2011 and 2012, approximately 62.3% and 68.1% respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates (in 2011 and 2012, 78.9% and 76.9% respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services). These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our Master Development Programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is limited precedent that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot provide assurance that we will not encounter difficulties in complying with these laws, regulations and instruments. Although our maximum rates through 2014 have been set, we cannot predict how our Master Development Programs for the next five-year period from 2015 to 2019 will be determined. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master Development Programs, the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For instance, on December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. We cannot predict whether this amendment will be adopted or, if adopted, the impact it would have on us.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that we or any of our airports will be profitable.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through 2014. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4, Information on the Company – Regulatory Framework – Aeronautical Services Regulation”. Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios al Productor), excluding petroleum. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican laws and regulations that structure and influence our business, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company – Regulatory Framework – Special Adjustments to Maximum Rates”. Therefore, there can be no assurance that any such request would be made or granted.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates.

In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year term ending 2014, an annual efficiency adjustment factor of 70 basis points was established by the Ministry of Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Methodology for Determining Future Maximum Rates”. We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2011 and 2012 our revenues subject to maximum rate regulation represented 99.9% and 100.0% respectively, of the amount we were entitled to earn under the maximum rates for all of our airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

If we exceed the maximum rate at any airport at the end of any year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our airport concessions is terminated, our other airport concessions may also be terminated.

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

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones). Using the index we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2011 and 2012 was 100.4% and 101.1%, respectively, of the commitment for all of our airports during that period. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If as a consequence of the annual maximum tariff fulfillment review the Ministry of Communications and Transportation determines that we are not in compliance with the committed investments, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot provide assurance that we would participate in such process, or that we would be successful if we were to participate. Please see “Item 4, Information on the Company – Regulatory Framework – Penalties and Termination and Revocation of Concessions and Concession Assets – Grants of New Concessions”.

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

Risks Related to Our Controlling Shareholder

AMP controls our management, and AMP’s interests may differ from those of other shareholders. In the past, disputes among AMP’s shareholders have affected us.

AMP holds Series BB shares currently representing 15% of our outstanding capital stock. The Series BB shares have certain special rights that allow AMP to exercise significant control over our management. Through its right to appoint and remove members of our senior management, AMP has the ability to direct the actions of our management in areas such as business strategy, operations, financing, acquisitions and dispositions of assets or business.

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers, (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members), except for the Audit Committee whose members are selected according to Mexican and U.S. independence standards. AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring the approval of our shareholders (including the approval of our financial statements, increases or decreases of our capital stock, the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). These rights are not conditioned on whether or not the technical assistance agreement and the participation agreement remain in force. Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014, AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. Shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the shareholders’ meeting of AMP and ultimately at our shareholders’ meetings. Differences in points of view among AMP’s shareholders with respect to our management could affect our results of operations.

The interests of AMP may differ from those of our other shareholders, and we can offer no assurance that AMP and the officers appointed by AMP will exercise their rights in ways that favor the interests of our other shareholders.

In the past, disputes among AMP’s shareholders affected our shareholders’ meetings throughout 2010 and 2011 and trading of our shares on the Mexican Stock Exchange and the NYSE; as well as involving us in litigation. Notwithstanding those disputes, on December 1, 2011, we were advised by AMP’s shareholders that they had entered into an agreement to end their dispute and to terminate their legal proceedings. As a result, during 2012, all proceedings among AMP’s shareholders including proceedings brought against us were terminated. Additionally, we were informed that AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and AMP’s shareholders will continue developing our business. They also affirmed their intent to defend the rights granted to them by the Mexican Government. The agreement further confirms the original ownership percentage in AMP of each of its three shareholders.

On April 25, 2011, we received a formal notice from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission or the “CNBV”) by which it initiated an administrative proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with the disputes among AMP’s shareholders during 2010. The formal notice was the first stage in an administrative proceeding by the CNBV to impose economic sanctions on us. On June 3, 2011, we exercised our right to appeal the CNBV’s determination and presented evidence to respond to the notification. As of the date of this report, a final resolution with the CNBV is pending.

In addition, a criminal investigation was commenced nearly simultaneously based on the same allegations as above. Our external counsel responsible for representing us in the criminal investigation has informed us that the CNBV issued a notice of no action with regards to potential criminal infractions; subsequently, the Attorney General of Mexico (Procuraduría General de la República, or PGR) issued an administrative act by which the criminal procedure was concluded. See “Item 8, Financial Information – Legal Proceedings — Infractions of the Mexican Securities Law alleged by the CNBV”.

If any disputes among AMP’s shareholders were to occur in the future, it is not possible to predict if they would result in deadlock at our shareholders’ meetings or distract our management, or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations.

In addition, AMP’s veto, appointment and other rights could adversely impact our operations and constitute an obstacle for us to bring in a new strategic shareholder and/or operator.

If AMP should decide to sell all or a portion of its interest in us, our operations could be adversely affected.

AMP currently exercises a substantial influence over our management, as described above. Our bylaws and certain of the agreements executed in connection with the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since that date, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. After August 25, 2009, AMP may additionally sell in any year up to 20% of its remaining 51% interest in our Series BB shares. Presently, therefore, AMP is able to sell nearly all of the shares that it owns. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Should AMP divest its interest in us or cease to hold Series BB shares, our management could change and our operations could be adversely and significantly affected as a result. The termination of the technical assistance agreement with AMP may also adversely and significantly affect or disrupt our operations. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP”.

Official inquiries relating to certain requirements of the privatization guidelines and the participation agreement relating to our privatization could have a material and adverse effect on our operations or the value of our securities.

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

In January 2006, the previous Mexican partner sold its 25.5% interest in AMP to Controladora Mexicana de Aeropuertos, S.A. de C.V., or Controladora Mexicana, a Mexican company 50% owned by Pal Aeropuertos, S.A. de C.V., and 50% owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. The Ministry of Communications and Transportation approved the sale to Controladora Mexicana, including its role as AMP’s Mexican partner pursuant to the privatization guidelines and the participation agreement relating to our privatization.

Although we believe AMP satisfies all their requirements under the privatization guidelines and the participation agreement, there can be no assurance that allegations or official inquiries relating to AMP’s compliance with its obligations under those requirements will not take place. In the event of future inquiries or an official finding that AMP is or was not in compliance with the requirements of the privatization guidelines or the participation agreement, AMP could be subject to fines and the technical assistance agreement between us and AMP could be terminated, which could have a material effect on our operations. In addition, there can be no assurance that any such developments would not result in a material decrease in the market value of our shares or ADSs or their liquidity.

Certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition or results of operations.

On June 13, 2011, Grupo México, S.A.B. de C.V. (“Grupo México”) announced that its board of directors had approved the acquisition, directly or indirectly, of at least 30%, and up to 100%, of our shares outstanding at that time, excluding treasury shares, through a public tender offer. At that time, Grupo México had disclosed that it owned 20% of our total outstanding capital stock, all in the form of Series B shares. On March 29, 2012, Grupo México informed its shareholders that it had withdrawn its request for the authorization for a public tender offer from the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

In its most recent filing on Form 13D with the SEC on January 25, 2012, Grupo México disclosed that it owned 28.7% of our total outstanding capital stock. According to Grupo México´s financial statements published for the third and fourth quarters of 2012 with the Mexican Stock Exchange, it holds 29.59% of our total outstanding capital stock, in Series B shares.

Articles X and XII of our bylaws, among others, limit the ability of Series B shareholders, directly or with related parties, other than AMP, to hold more than 10% of our outstanding capital stock, and any shares held in excess of that amount must be sold in a public offering. In accordance with our bylaws, until the public offering of such shares takes place, such excess shares have no voting power and cannot be represented in any Shareholders’ Meeting.

Grupo México commenced two legal proceedings, among others, seeking (i) to modify our bylaws to eliminate the foregoing limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares. The proceeding regarding AMP’s special rights is currently pending.

If successful, these proceedings could affect AMP’s special rights (for additional information, see “— AMP controls our management, and AMP’s interests may differ from those of other shareholders” in this section). The proceeding regarding the modification of our bylaws is also pending. Initially, Grupo México obtained a favorable decision from a civil court in Mexico City. We appealed this decision; however, on February 25, 2013 we were notified that the decision was affirmed on appeal by the appellate court. This decision is not yet final, as we filed a direct amparo appeal on March 19, 2013, which will be resolved by a federal court. On April 10, 2013, we were informed that the court ordered the suspension of the civil courts’ decisions, pending the resolution of our appeal.

Although Grupo México prevailed in the first instance in the proceeding regarding our bylaws, these above-mentioned legal proceedings are not yet final and subject to appeal; consequently, until a final decision is issued, our by-laws remain valid and binding upon our shareholders, including the obligation to dispose of shares held by Grupo México above the 10% threshold specified in our by-laws. Although we cannot predict the content and scope of any judicial decision, a final decision that is not subject to appeal that is adverse to our bylaws could materially and adversely affect AMP’s special rights and our future management, policies, strategies and results of operations. See “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws”.

It is not possible to predict the extent to which these disputes with Grupo México will distract our management, the effects that future developments in this dispute might have on the price of our stock, its liquidity or our market value or the effects that these conflicts could have on our business or results of operations.

We filed a suit against all Mexican stock brokers requiring them to adhere to our bylaws and to enjoin them from acquiring our capital stock for Grupo México and its subsidiaries. Actions by the Mexican stock brokers in response to this suit may affect us.

In accordance with a decision of a Mexican court that instructs us and our directors and officers to take all necessary legal measures to maintain and protect our bylaws, on February 15, 2012 we initiated a lawsuit against all Mexican stock market brokers seeking that the stock market brokers strictly adhere to our bylaws and to restrict the sale of our shares to Grupo México and its subsidiaries if, in violation of our bylaws, they hold, individually or in the aggregate, more than 10% of our total outstanding capital stock .

On February 29, 2012, we were informed that a court issued preliminary injunctions that constrained Mexican stock brokers to, among other things, refrain from trading our shares for an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of our bylaws. On December 14, 2012, the State of Jalisco’s Fifth Mercantile Court issued a new ruling that lifted the injunctions. Consequently, we appealed the ruling before the appropriate judicial authority. See “Item 8, Financial Information – Legal Proceedings – We filed legal action against all the Mexican stock market brokers seeking adherence to our bylaws”.

We cannot predict the consequences from this proceeding or the future actions of the Mexican stock brokers, including any limitations on our access to financing. It is also not possible to predict what effects future developments in this dispute might have on the price of our stock, its liquidity or our market value and the effects that this conflict could have on our business or results of operations.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. According to the Mexican National Institute for Statistics and Geography (INEGI), GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. The Mexican economy has since rebounded, and gross domestic product in 2010 increased 4.6%, 3.9% in 2011 and 3.6% in 2012, in each case compared with the previous year.

While interest rates in Mexico have remained at historical lows, Mexico has had, and in the future may have, high real and nominal interest rates. The annualized interest rates for Mexican Treasury Bills (Cetes), issued for 28-day period averaged approximately 4.4%, 4.3% and 4.2% for 2010, 2011 and 2012 respectively. As of April 5, 2013, the Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio; or “TIIE”) issued for 28-day period was 4.3%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2010 the peso appreciated by 5.2%, as compared to the previous year; however, in 2011, the peso depreciated 12.7% against the dollar. In 2012, the peso appreciated 7.1% against the dollar. Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers.

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

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. For instance, the credit freeze and global recession that began in 2007 and continued into 2009 had a significant impact in Mexico. Mexico’s stock market fell 48% during that period. Similarly, the European debt crisis which began in Greece and then spread to other countries such as Italy and Spain as well as European financial institutions, affected financial markets around the world and in Mexico. More recently, in September and December 2012, the third and fourth rounds, respectively, of quantitative easing by the United States Federal Reserve were announced; this produced a significant increase in Mexico’s stock market and in the price of commodities during the fourth quarter of 2012 and the first quarter of 2013.

In addition, economic conditions in Mexico are strongly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. We cannot provide assurance that events in other emerging market countries, in the United States or elsewhere, will not materially adversely affect our business, financial condition or results of operations.

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

Enrique Peña Nieto, a member of the Institutional Revolutionary Party (“PRI”), began a six-year term as president of Mexico on December 1, 2012, after being elected to office on July 1, 2012. As with any governmental change, this change to the country’s administration may lead to significant changes in laws, public policies or regulations, may affect the political and economic environment in Mexico, and consequently, they may contribute to economic uncertainty and to heightened volatility of the Mexican capital markets and in securities issued by Mexican companies. In addition, because in the July 1, 2012 election for Congress, no single party obtained a clear majority, governmental gridlock and political uncertainty may occur.

We cannot provide any assurances that changes in the policies of Mexico’s federal government will not have an adverse effect on our business, financial conditions and results of operations. Consequently we cannot provide assurances that Mexican political or social developments, over which we have no control, will not adversely affect our financial conditions, results of operations, our ability to make dividend payments to our shareholders or the market price of our securities.

High incidences of crime in Mexico and violence related to drug trafficking could adversely affect our business.

Travel alerts issued by the U.S. Department of State (Bureau of Consular Affairs), the most recent as of November 20, 2012 (the “Travel Warnings”), informed of increased violence in many towns and cities across Mexico but mostly occurring in certain cities in northern Mexico, including Ciudad Juarez, Tijuana, Chihuahua City, Nogales, Matamoros, Reynosa and Monterrey. According to the Travel Warnings, while millions of U.S. citizens safely visit Mexico each year, some are victims of violence.

According to the Travel Warnings, a number of states along the border and south-western Mexico continue to experience high levels of many types of crimes with notable spikes in Chihuahua, Sinaloa, and northern Baja California.

Higher incidences of crime throughout Mexico and drug trafficking related violence could have an adverse effect on our business as it may decrease the international passenger traffic directed to Mexico.

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

The Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) is responsible for establishing the official operating schedules of our airports. Outside of our airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. Currently, our airports at Guadalajara, Puerto Vallarta and Morelia have official operating schedules of 24 hours per day. The Mexican Bureau of Civil Aviation can issue a decree extending the official operating schedule of one or more of our other airports from its current schedule, which would deprive us of the ability to double our airport charges for off-hour services at airports for which such a decree has been issued. As of January 18, 2013 and February 8, 2013, the Mexican Bureau of Civil Aviation expanded the operating schedules of our Aguascalientes and Hermosillo airports, respectively, moving those schedules from 7:00 a.m. to 7:00 p.m. to 6:00 a.m. and 8:00 p.m. at our Aguascalientes airport and from 6:00 a.m. to 8:00 p.m. to 6:00 a.m. to 00:00 a.m. at our Hermosillo airport. There can be no assurance that upon issuance we will be successful in avoiding the consequences of such a decree.

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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. Our Financial Statements are prepared in accordance with IFRS, which differs from U.S. GAAP in a number of respects. Items on the financial statements of a company prepared in accordance with IFRS may not reflect its financial position or results of operations in the way they would be reflected, if such financial statements had been prepared in accordance with U.S. GAAP.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment. The duration of our corporate existence has been set at 100 years. We hold concessions to operate, maintain and develop 12 airports in the Pacific and central regions of Mexico. Each of our concessions has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the Ministry of Communications and Transportation under certain circumstances for up to 50 additional years. As operator of the 12 airports under our concessions, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. For a description of our capital expenditures, see “—Master Development Programs” below.

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

The following are AMP’s current shareholders:

•	AENA Desarrollo Internacional, S.A. (“AENA”), owns 33.33% of AMP. AENA is a private company that is a subsidiary of Aena Aeropuertos, S.A., a subsidiary of Grupo AENA, a Spanish state-owned company that manages all airport operations in Spain. Aeropuertos Españoles y Navegación Aérea operates 47 airports in Spain and is one of the largest airport operators in the world. Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, requiring our strategic shareholder to have, among other characteristics, an operating partner and a Mexican partner (each, a “key partner”), AENA is one of AMP’s two key partners, acting as its operating partner. In addition to its investment in AMP, AENA also directly manages four other airports in Latin America. In addition, AENA owns 10.0% of Airport Concessions and Development Limited, which owns a British airport company that operates thirteen airports in Europe, North America and Latin America through ownership, concession or management arrangements.

•	Controladora Mexicana (“CMA”) owns 33.33% of AMP. Controladora Mexicana is a private company 50%-owned by Pal Aeropuertos, S.A. de C.V. and 50%-owned by Promotora Aeronáutica del Pacífico, S.A. de C.V.; Pal Aeropuertos, S.A. de C.V. is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo; Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Diez Barroso Azcárraga and her husband, Carlos Laviada Ocejo. Mrs. Diez Barroso, Mr. Laviada Ocejo, and Mr. Sánchez Navarro are Mexican investors with substantial business interests in a variety of industries, including real estate. Pursuant to the privatization guidelines described above, Controladora Mexicana is AMP’s second key partner, acting as its Mexican partner.

•	Desarollo de Concesiones Aeroportuarias, S.A. (“DCA”), a subsidiary of Abertis Infraestructuras, S.A. (“Abertis”), owns 33.33% of AMP. Abertis is a European company that manages infrastructure, carrying out projects in the fields of motorways, telecommunications and airports. Abertis operates in 17 countries on three continents. Abertis is listed on the Spanish stock exchange (Bolsa de Madrid) and forms part of the Ibex 35 index.

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

Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. In 2012, this fee amounted to Ps. 155.1 million. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its shareholders during the term of the agreement. The agreement is scheduled to expire on August 25, 2014, the same day the participation agreement expires. The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the Master Development Programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations.

Since January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$ 4.0 million adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. Consumer Price Index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this Committee, see Item 6 herein.

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). According to Mexican and United States independence standards, the members of our Audit Committee must be independent. AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring approval of our shareholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective of modifying or annulling its right to appoint our top-level executive officers). Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, it would lose its veto rights (but not other special rights). If at any time after August 25, 2014 AMP were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. In addition, shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the shareholders’ meeting of AMP and ultimately at our shareholders’ meetings.

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

AMP Shares in Bancomext Trust

As required under the participation agreement entered into in connection with the Mexican government’s sale of our Series BB shares to AMP, AMP has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C., or Bancomext. For a description of this trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Stockholders’ Agreement”.

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

Global Offering and Establishment of ADR Facility with New York Stock Exchange Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera, S.N.C., or NAFIN, a Mexican government-owned entity. In February 2006, we conducted an initial public offering to allow NAFIN to dispose of its 85% interest in us. Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the United States and elsewhere, and NAFIN ceased to be a shareholder. The net proceeds from the sale of shares were remitted entirely to the Mexican government. We received no proceeds from this offering. At the same time, we established an American Depositary Receipt facility with the Bank of New York Mellon (formerly the Bank of New York) and obtained approval to list our ADSs on the New York Stock Exchange. In addition, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and listed our Series B shares on the Mexican Stock Exchange.

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

The table below sets forth our historical capital expenditures. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For the 2011 and 2012, the total of our investments allocated but unpaid were Ps. 276.4 million and Ps. 163.6 million respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2011		2012
	(thousands of pesos)
Guadalajara	Ps.	223,636	Ps.	198,807
Tijuana		224,802		81,751
Los Cabos		356,923		384,284
Puerto Vallarta		247,673		147,428
Hermosillo		48,033		31,638
Guanajuato		58,371		37,834
La Paz		17,420		14,820
Morelia		24,301		13,551
Mexicali		11,797		9,980
Aguascalientes		8,922		766
Los Mochis		13,759		27,208
Manzanillo		10,267		18,957
Other		9,132		11,990

Total	Ps.	1,255,036	Ps.	979,014

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2011		2012
	(thousands of pesos)
Terminals	Ps.	501,982	Ps.	549,287
Runways and aprons		372,888		86,856
Machinery and equipment		346,846		296,626
Other		33,320		46,245

Total	Ps.	1,255,036	Ps.	979,014

During 2011 and 2012, 38.1% and 19.7%, respectively, of our capital expenditures were funded by cash flows from operations, while the balance was funded with bank loans. We expect to continue funding the most significant portion of our capital expenditures in the future with new bank loans; however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

During 2011 and 2012, we paid Ps. 147.3 million and Ps. 34.1 million, respectively, for the baggage screening equipment using funds placed in a trust for this purpose in 2009. For more information on equipment screening, see “Item 4, Business Overview – Regulatory Framework – Scope of Concession”.

Our capital expenditures from 2011 and 2012 were allocated to the following types of investments at the majority of our airports:

•	Terminals. During 2012, we completed construction on a new terminal at the Los Cabos airport, the satellite terminal at the Puerto Vallarta airport, the refurbishing of the main terminal at the Tijuana airport and a new building for our rescue personnel at the Guadalajara airport. Additionally, we remodeled many of the terminals at our airports by expanding departure areas (concourses, VIP lounges and commercial areas), baggage claim areas and arrival areas, by improving lighting systems, adding office space, adding taxi and other ground transportation waiting areas, and by increasing handicap services and remodeling our restrooms.

•	Runways and aprons. We expanded our access roads in our Guadalajara airport, and we improved our aprons in our Los Mochis and Manzanillo airports. At our airports in general we improved the lighting systems on our runways and access roads, expanded our aircraft parking areas, and made improvements and renovations to the fences on the outlying areas of our properties subject to our concessions.

•	Machinery and equipment. We invested in machinery and equipment such as fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, passenger walkways, air conditioning equipment, equipment for inspecting checked baggage and public information systems.

•	Other. We installed sewage treatment plants and systems at several of our airports, improved our drainage systems, and installed underground electric wiring systems at several of our airports.

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

Estimated Committed Investments by Airport (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Guadalajara	Ps.	102,144	Ps.	197,050	Ps.	138,683	Ps.	210,340	Ps.	171,416
Tijuana		96,721		167,515		27,304		8,300		3,432
Puerto Vallarta		113,328		186,583		92,500		24,200		21,800
Los Cabos		151,232		342,352		192,200		38,010		30,800
Hermosillo		18,173		24,675		12,900		2,032		13,300
Guanajuato		13,311		35,464		37,687		6,495		3,000
La Paz		2,200		2,800		8,500		41,290		2,750
Morelia		14,106		10,270		13,468		2,758		634
Mexicali		7,700		6,900		7,295		10,684		1,680
Aguascalientes		6,329		4,846		1,450		7,144		550
Los Mochis		13,400		8,300		19,300		24,910		2,700
Manzanillo		15,260		2,701		10,930		35,186		1,669

Total	Ps.	553,904	Ps.	989,456	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation. Because the amounts are expressed in constant pesos as of December 31, 2007, the figures for investments periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment since the date of the Ministry’s approval of the Master Development Program then in effect.

The following tables set forth our estimated committed investments for 2010 through 2014 by type of investment:

Estimated Committed Investments by Type (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Terminals	Ps.	98,518	Ps.	453,053	Ps.	285,725	Ps.	164,669	Ps.	101,914
Runways and aprons		241,492		328,073		140,743		144,501		105,523
Machinery and equipment		117,655		83,700		62,630		38,902		33,225
Other		96,239		124,630		73,119		63,277		13,069

Total	Ps.	553,904	Ps.	989,456	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation. Because the amounts are expressed in constant pesos as of December 31, 2007, the figures for investments periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment since the date of the Ministry’s approval of the Master Development Program then in effect.

Differences between estimated committed investments and historical capital expenditures for 2011 and 2012 are due primarily to: i) the capital expenditures made but unpaid during the prior year less the investments made but unpaid during the current year, ii) adjustments for inflation (as described above), iii) advancing and delaying certain committed investments that were approved by the Mexican Bureau of Civil Aviation in response to needs related to the G20 meeting held in Los Cabos and iv) investments in the installation of new baggage screening equipment.

We expect to fund the most significant portion of our capital investments in the short-term and long-term through bank loans. We allocated a majority of our investments for the 2010–2014 period to our four largest airports. In particular, investments have been, and will continue to be, dedicated to expanding and remodeling the Guadalajara, Puerto Vallarta, Tijuana and Los Cabos international airports.

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

All revenue amounts in this “Business Overview” section for 2011 and 2012 include revenues from improvements to concession assets; however, in some cases we include discussion surrounding only aeronautical and non-aeronautical revenues or the sum of both. See the introduction to Item 3, “Selected Financial Data,” for a discussion of the reasons for using aeronautical and non-aeronautical revenues for certain comparisons. We specifically state when either aeronautical or non-aeronautical revenues are being used. Because aeronautical and non-aeronautical revenues are derived from our business operations, we believe these figures may in some cases be more useful to you because those revenues stem from the key drivers of our business, passenger traffic and our maximum rates.

Our airports handled approximately 20.2 million and 21.3 million terminal passengers in 2011 and 2012, respectively, which we believe places us among the largest private airport operators in the Americas. As of December 31, 2012, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Airport and Auxiliary Services Agency. According to figures of the Mexican Airport and Auxiliary Services Agency, our commercial aviation passenger traffic accounted for approximately 25.1% and 24.5% of all arriving and departing commercial aviation passengers in Mexico in 2011 and 2012, respectively. In 2012, we recorded total revenues of Ps. 4.9 billion, of which Ps. 4.4 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps. 570.2 million corresponds to the improvements to concession assets, and we recorded net income of Ps. 1.8 billion.

Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2012, ranked as the third busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2012, according to the Mexican Bureau of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana which ranked fourth and sixth among the busiest domestic routes in Mexico in 2012, according to the Mexican Bureau of Civil Aviation.

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

Principal Mexican Airports by Passenger Traffic

Airport	2012 Commercial Aviation Passengers(1) (in thousands)
Mexico City	29,481.3
Cancun	14,480.9
Guadalajara*	7,436.4
Monterrey	6,105.9
Tijuana*	3,759.7
Los Cabos*	3,018.5
Puerto Vallarta*	2,597.7
Hermosillo*	1,288.7
Merida	1,245.3
Culiacan	1,168.4

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.
Source:	Mexican Airport and Auxiliary Services Agency and company data.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2012, our Guadalajara International Airport and our Tijuana International Airport were Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011 and 2012, our Guadalajara International Airport and Tijuana International Airport together represented approximately 53.0% and 52.6%, respectively, of our terminal passenger traffic and 46.7% and 47.4% of our total revenues, respectively (in 2011 and 2012, they represented 50.2% and 49.4%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Four of our airports, Los Cabos International Airport, Puerto Vallarta International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s third largest international tourist destination and Los Cabos the second in terms of visitors in 2012, according to the Mexican National Institute of Migration (Instituto Nacional de Migración or “INM”). Los Cabos and Puerto Vallarta attracted approximately 3.0 million and 2.6 million terminal passengers, respectively, in 2012. In 2011 and 2012, our Los Cabos International Airport and Puerto Vallarta International Airport together represented in each year 26.4% of our terminal passengers and 36.8% and 34.1%, respectively, of our total revenues (in 2011 and 2012, they represented 31.8% and 32.5%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 23.1 million international tourists in 2012, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

The remaining six airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2012, our six airports serving mid-sized cities accounted for approximately 17.6% of our terminal passenger traffic and 15.4% of our total revenues (15.0% of the sum of our aeronautical and non-aeronautical revenues). In 2011, our six airports serving mid-sized cities accounted for approximately 17.1% of our terminal passenger traffic and 13.8% of our total revenues (14.8% of the sum of our aeronautical and non-aeronautical revenues). Of these six airports, Hermosillo has the greatest passenger traffic volume. In 2012, Hermosillo accounted for approximately 6.1% of our terminal passenger traffic and 4.3% of our total revenues (4.6% of the sum of aeronautical and non-aeronautical revenues). In the previous year 2011, Hermosillo accounted for approximately 5.9% of our terminal passenger traffic and 4.2% of our total revenues (4.5% of the sum of aeronautical and non-aeronautical revenues).

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2011 and 2012 aeronautical services revenues represented approximately 62.3% and 68.1% respectively, of our total revenues (in 2011 and 2012, aeronautical services represented 78.9% and 76.9% respectively, of the sum of aeronautical and non-aeronautical revenues). All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

Our aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transit and transfer passengers, if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket, and we issue invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

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

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. By November 2009 we had reached agreements with all of our airline customers. Under the new agreements, airlines requesting payment period extensions are obligated to: i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days (depending on each airline) after the “operational average date” (no longer than the invoice date) for such charges; and ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport by airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than 7 days after payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2011 and 2012, under the new agreement we received payments within an average period of 65 and 57 days, respectively.

In February 2010, we signed an agreement with the Air Transportation Chamber that allowed a 10.1% increase in the passenger charges rate for 2010 and an increase in the rest of our specific tariffs equal to the average increases of the Mexican Consumer Price Index and the Mexican Producers Price Index excluding petroleum published by the Mexican National Institute for Statistics and Geography (INEGI) for 2010. In June 2012, we published our rate for passenger charges and specific tariffs for 2012, which increased by an average of 5.5% at all of our airports in accordance with the Mexican Consumer Price Index and the Mexican Producers Price Index excluding petroleum published by the INEGI. In March 2012, we signed a new agreement for the 2012–2014 period, which maintained essentially the same terms and conditions as our previous contract.

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

International passenger charges are currently dollar-denominated, but are invoiced and collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2011 and 2012, passenger charges represented approximately 83.1% (of which domestic passenger charges represented 45.7% and international passenger charges represented 37.4%) and 83.9% (of which domestic passenger charges represented 45.8% and international passenger charges represented 38.1%), respectively, of our aeronautical services revenues and approximately 51.8% (of which domestic passenger charges represented 28.5% and international passenger charges represented 23.3%) and 57.1% (of which domestic passenger charges represented 31.2% and international passenger charges represented 25.9%), respectively, of our total revenues. In 2011 and 2012, passenger charges represented 65.5% (of which domestic passenger charges represented 36.0% and international passenger charges represented 29.5%) and 64.5% (of which domestic passenger charges represented 35.2% and international passenger charges represented 29.3%), respectively, of the sum of aeronautical and non-aeronautical revenues. Passenger charges vary at each of our airports and depending on whether the destination is national or international. Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2011 and 2012, aircraft landing charges represented approximately 5.1%, each year, of our aeronautical revenues and 3.2% and 3.5%, respectively, of our total revenues (in 2011 and 2012, aircraft landing charges represented 4.0% and 3.9%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Aircraft Parking Charges

We collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We collect aircraft parking charges for aircraft that are loading and unloading passengers or cargo as well as for long-term aircraft parking that does not involve the loading or unloading of passengers or cargo. Aircraft parking charges that involve loading and unloading passengers or cargo vary based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client, while charges for long-term parking vary based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons. During 2011 and 2012 these charges represented 4.7% and 4.6%, respectively, of our aeronautical revenues and 2.9% and 3.1%, respectively, of our total revenues (in 2011 and 2012, aircraft parking charges represented 3.7% and 3.5%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Charges for use of passenger walkways are based on each unit or service rendered, which are limited to a period of 30 minutes each, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles are determined based on the number of trips taken between the terminal and the aircraft. Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Guanajuato international airports. During 2011 and 2012, these charges represented approximately 0.8% and 0.7%, respectively, of our aeronautical services revenues and approximately 0.5%, each year, of our total revenues (in 2011 and 2012, charges for the use of passenger walkways represented 0.6% and 0.5%, respectively, of the sum of aeronautical and non-aeronautical revenues). Beginning in November 2012, operation of our passenger walkways and our airbuses, which had previously been provided by us, began being provided by an independent third party. This third party will also maintain the relationships with the airlines for their use of this equipment. Therefore, we will no longer receive revenues for this service; instead, in the future, we will receive only a recovery of costs associated with the energy use of the walkways and a per-unit fee for the use of the walkways.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly. In 2011 and 2012, these charges represented approximately 1.3%, each year, of our aeronautical services revenues and approximately 0.8% and 0.9%, respectively, of our total revenues (in 2011 and 2012, security charges represented 1.0%, each year, of the sum of aeronautical and non-aeronautical revenues).

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

Additional regulations by the Mexican Bureau of Civil Aviation issued in 2011 established rules and procedures for the inspection of carry-on baggage. To fulfill these requirements, we improved our security by providing new training and operating procedures, adding new equipment and security personnel, most of them from third party providers, in addition to increasing our coordination with other airports and airlines. However, as security is a primary concern in our industry, the possibility of new threats may require frequent updates to the security measures at our airports.

Complementary Services

At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2011 and 2012, revenues from complementary service fees represented approximately 1.7% and 1.6%, respectively, of our aeronautical revenues services, and approximately 1.1%, each year, of our total revenues (in 2011 and 2012, revenues from complementary service fees represented 1.4% and 1.2%, respectively, of the sum of aeronautical and non-aeronautical revenues).

We currently maintain contracts with 27 companies that provide the majority of these complementary services at our 12 airports.

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

The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) maintains an exclusive contract to sell fuel at all of our airports, and we charge the Mexican Airport and Auxiliary Services Agency a nominal access fee. The Mexican Airport and Auxiliary Services Agency in turn is required to purchase all of its fuel from Petróleos Mexicanos, or Pemex. In the event that the Mexican government privatizes fuel supply activities in the future, the terms of our concessions provide that it will do so through a competitive bidding process.

Leasing of Space to Airlines

In addition, we receive regulated revenues from leasing to airlines space in our airports that is necessary for their operations, such as ticket counters, monitors and back offices. In 2011 and 2012, leasing of space to airlines represented approximately 3.3% and 2.9%, respectively, of our aeronautical revenues services, and approximately 2.0%, each year, of our total revenues (in 2011 and 2012, revenues from leasing of space to airlines represented 2.6% and 2.2%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Cargo Handling

In 2012, our 12 airports handled approximately 161.7 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 78.9% of the cargo handled by our 12 airports in 2012. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

Non-aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services has increased in recent years from approximately 20.4% in 2010 to approximately 23.1% in 2012. We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside our terminals. We are also focusing on developing commercial spaces outside of our terminal buildings and developing businesses operated directly by us, such as advertising, VIP lounges and convenience stores in our airports. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

We currently have the following types of commercial activities in each of our airports:

•	Parking facilities— We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at the Guadalajara International Airport and Tijuana International Airport, which together represented 84.8% of our total revenues from car parking services in 2012, and represented 31.8% of our non-aeronautical revenues from those airports. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking.

•	Leasing of space— Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities such as first class/VIP lounges are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. In the last quarter of 2011, we opened our first directly operated VIP lounges in Terminal 1 and Terminal 2 of the Los Cabos airport. During 2012, we began operations of similar lounges at the Guadalajara, Puerto Vallarta and Hermosillo airports. In 2013, we will begin offering this service at the Tijuana airport.

•	Retail stores— In recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. We will continue developing more specialized retail space in order to attract more customers.

•	Food and beverage services— In recent years we have completed “clean up” projects with respect to our restaurant and bar leases, allowing us to introduce several providers with recognizable brand names more likely to increase consumer traffic in our commercial areas.

•	Car rentals— We have recently remodeled the areas used by car rental agencies to which we lease space at our airports and have sought to bring in a greater percentage of internationally known name-brand car rental providers.

•	Time-share marketing and sales— We receive revenues from time-share developers to which we rent space in our airports for the purpose of marketing and sales of time-share units.

•	Duty-free stores— We currently have duty-free stores at four of our 12 airports. These stores are most lucrative at our Los Cabos, Puerto Vallarta and Guadalajara airports, where we have a greater number of international passengers. In June 2009, a 10-year lease for a fixed-rent duty free store at Terminal 2 in Los Cabos ended. This allowed us to renegotiate the contract and obtain a royalty-fee contract. All of the duty free stores located in our airports are now on leases under which rent is based on a royalty fee. In November 2012, we achieved our most lucrative contract ever, in relation to Terminal 2 of the Los Cabos airport, as a result of an international bidding process.

•	Advertising— Since May 2011, we have been directly operating the advertising at all of our airports, except for the old terminal at Los Cabos Airport. Due to this new strategy our revenues from advertising increased 41.0% from 2011 to 2012. We estimate that this income will continue increasing because most advertisers have preferred to rent spaces directly in the airport.

•	Communications— We have consolidated all of the telephone and internet service at our airports with one provider. All of our airports offer wireless internet service. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers.

•	Financial services— In recent years we have expanded and modernized the spaces we lease to financial services providers such as currency exchange bureaus and have additionally improved our contracts with several of the financial services providers at our airports to reflect a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•	Ground transportation— Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

•	Convenience stores — Whereas our conveniences stores were previously managed by third parties, in April 2012, we began our own operation of a convenience store at the Aguascalientes airport, in which we sell magazines, soft drinks, candy and groceries, among other items, directly to our passengers; subsequently, we opened another store in Terminal 2 in the Los Cabos airport. We expect to open additional stores in other airports during 2013.

Domestic passengers represented approximately 65.6% of our terminal passenger traffic in 2012. In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States. Based on surveys and studies to understand the consumption habits of our passengers completed during 2010 and 2011 at the Guadalajara International Airport, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers.

During 2011, we completed the installation of new screening equipment at all 12 of our airports. The operation of this equipment is the responsibility of our airline customers under the Mexican Airport Law. Because the Mexican Airport Law expressly provides that airlines bear the responsibility for checked baggage screening, if an airline wants us to operate the baggage screening system for them, they must enter into a contract with us that allows us to recover the cost of operating the equipment. Our contract with the airlines also indemnifies us and holds us harmless from most types of liability arising in connection with the operation of the baggage screening system. As of the date of this report, we have signed agreements with airlines that transported approximately 20.3% of our total passenger traffic. On November 23, 2012, the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil, or “DGAC”) published a recommendation, titled a “Circular Obligatoria,” on the Ministry of Communications and Transportation website that, instead of modifying the legal responsibilities set forth in the Airport Law, attempted to facilitate contracts between parties through certain recommendations regarding issues of responsibility that have been raised. These recommendations are not binding and would have no legal effect unless incorporated into a valid contract. We expect to sign agreements with the rest of our airline customers during 2013 on substantially the same terms and conditions as those already signed. Therefore, we have agreed to operate the screening equipment in exchange for the recovery of costs associated with the delivery of the service. For more information on equipment screening, see “Item 4, Business Overview – Regulatory Framework – Scope of Concession”.

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. In 2012, revenues from non-aeronautical services in our airports accounted for 20.4% of our total revenues (23.1% of the sum of aeronautical and non-aeronautical revenues) generated by our airports. As the main part of our business strategy, since we took over control of our airports we have made it a priority to increase our revenues from commercial activities in our airports by:

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

During 2011, we added a new food court area at the Guadalajara International Airport. This project created an additional 200 square meters of commercial space. On November 1, 2012, Terminal 2 at the Los Cabos airport began operations with 900 square meters of commercial areas, which include 500 square meters for a central restaurant, 70 square meters for a cafeteria and 330 square meters for various retail stores (including a convenience store directly operated by us); additionally, there is a 500-square meter VIP Lounge.

•	Renegotiating agreements with terminal tenants to be more consistent with market practices.

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 80.0% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 98.0% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

•	Recovering the rights to several retail and car parking businesses at our airports previously operated by third parties.

Prior to 1999, our predecessor entered into several contracts with third-party operators to develop new space and modernize existing space at our 12 airports.

We acquired our concessions from our predecessor subject to these long-term lease obligations and have sought to recover the third parties’ lease rights. In prior years we recovered, by compensating leaseholders for early termination of their leases, several significant leases previously held by third parties who managed our commercial areas and received all revenues from the operations in those areas, in addition to the car parking infrastructure in our airports.

As of today the only material commercial activity at our airports that remains subject to a third-party lease under which we receive only nominal revenue is the hotel at Guadalajara International Airport. A third party, Coco Club Hoteles y Morandas de México, S.A. de C.V. (“Coco Club”), was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the hotel at our Guadalajara International Airport. Subject to the satisfaction of certain conditions, and only if those specific conditions were satisfied, Coco Club had the right to renew the contract and continue operating the hotel for another 15-year period starting in March 2008 at below-market rents. Because we do not believe that Coco Club satisfied all such conditions, we did not renew the lease in 2008. However, Coco Club maintained possession of the hotel. As a consequence, in April 2008 we initiated legal proceedings against Coco Club to regain possession of the hotel due to Coco Club’s failure to satisfy all conditions in the prior lease agreement. On October 31, 2011, we received a favorable decision ordering the return of the hotel. The decision was appealed by Coco Club on December 14, 2011. On October 19, 2012 the court ordered the eviction of Coco Club and instructed the airport to take possession of the hotel. Currently, we are in the process of taking the necessary steps to repossess the hotel.

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

Recognition of revenues from improvements to concession assets

IFRIC 12 requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets that it is obligated to perform at the airports as established by the Master Development Programs. Revenues represent the value of the exchange between ourselves and the government with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs, and in exchange, the government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs are included in the maximum tariff we charge our customers. Therefore we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs. Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues.

Our Airports

In 2012, our airports served a total of approximately 21.3 million terminal passengers. In 2012, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 52.6% of our total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main airports serving popular tourist destinations, together accounted for approximately 26.4% of our total terminal passenger traffic in 2012. Hermosillo International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 6.1% of our total terminal passenger traffic in 2012.

All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the airports for the years indicated.

Sum of aeronautical and non-aeronautical revenues by airport

	Year ended December 31,
	2011		2012
	(thousands of Pesos)
Guadalajara	Ps.	1,428,342	Ps.	1,561,107
Tijuana		529,248		599,831
Los Cabos		676,490		811,929
Puerto Vallarta		566,114		611,314
Hermosillo		175,954		200,522
Guanajuato		166,998		191,755
La Paz		95,326		100,947
Mexicali		75,523		82,652
Morelia		71,703		82,178
Aguascalientes		56,255		70,311
Los Mochis		32,025		29,952
Manzanillo		28,529		31,936

Total	Ps.	3,902,507	Ps.	4,374,434

The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

Year Ended December 31,

	2010			2011			2012
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total Passengers:
Guadalajara	6,953,861	40,830	6,994,691	7,201,669	48,926	7,250,595	7,436,352	38,952	7,475,304
Tijuana	3,649,477	48,507	3,697,984	3,500,767	42,218	3,542,985	3,759,773	55,658	3,815,431
Los Cabos	2,745,528	18,259	2,763,787	2,806,977	15,204	2,822,181	3,018,516	1,379	3,019,895
Puerto Vallarta	2,735,272	7,883	2,743,155	2,535,876	10,181	2,546,057	2,597,685	5,556	2,603,241
Hermosillo	1,138,308	77,346	1,215,654	1,200,922	67,368	1,268,290	1,288,735	65,352	1,354,087
Guanajuato	853,828	5,570	859,398	854,215	3,840	858,055	950,319	6,914	957,233
La Paz	558,820	9,397	568,217	546,474	1,261	547,735	553,130	2,246	555,376
Mexicali	461,356	12,118	473,474	493,047	7,541	500,588	521,855	3,353	525,208
Morelia	429,677	3,652	433,329	376,171	2,063	378,234	409,256	2,118	411,374
Aguascalientes	294,125	1,093	295,218	328,490	737	329,227	400,094	216	400,310
Los Mochis	243,272	23,041	266,313	205,800	17,466	223,266	183,518	15,918	199,436
Manzanillo	159,677	2,912	162,589	157,168	6,233	163,401	168,045	3,540	171,585

Total	20,223,201	250,608	20,473,809	20,207,576	223,038	20,430,614	21,287,278	201,202	21,488,480

	2010			2011			2012
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Departing Passengers:
Guadalajara	2,357,845	1,159,774	3,517,619	2,339,153	1,285,806	3,624,959	2,478,647	1,275,558	3,754,205
Tijuana	1,755,332	20,138	1,775,470	1,689,793	16,470	1,706,263	1,813,459	16,583	1,830,042
Los Cabos	365,441	1,013,982	1,379,423	391,053	1,015,916	1,406,969	439,469	1,074,424	1,513,893
Puerto Vallarta	346,305	1,026,329	1,372,634	345,445	926,796	1,272,241	385,817	917,409	1,303,226
Hermosillo	506,784	41,548	548,332	545,650	41,351	587,001	584,765	44,816	629,581
Guanajuato	237,786	188,951	426,737	220,009	204,231	424,240	257,028	215,743	472,771
La Paz	274,016	12,026	286,042	264,118	15,026	279,144	266,158	15,840	281,998
Mexicali	217,716	2,154	219,870	233,496	2,018	235,514	247,554	2,530	250,084
Morelia	118,324	98,712	217,036	112,103	75,221	187,324	104,690	99,855	204,545
Aguascalientes	106,161	41,423	147,584	112,007	53,623	165,630	128,797	72,157	200,954
Los Mochis	117,433	4,170	121,603	100,522	4,322	104,844	88,029	3,981	92,010
Manzanillo	37,016	42,661	79,677	36,866	41,891	78,757	42,552	41,271	83,823

Total	6,440,159	3,651,868	10,092,027	6,390,215	3,682,671	10,072,886	6,836,965	3,780,167	10,617,132

	2010			2011			2012
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Arriving Passengers:
Guadalajara	2,414,670	1,021,572	3,436,242	2,376,723	1,199,987	3,576,710	2,511,683	1,170,464	3,682,147
Tijuana	1,864,854	9,153	1,874,007	1,786,576	7,928	1,794,504	1,924,659	5,072	1,929,731
Los Cabos	385,763	980,342	1,366,105	402,040	997,968	1,400,008	446,180	1,058,443	1,504,623
Puerto Vallarta	384,855	977,783	1,362,638	369,677	893,958	1,263,635	413,698	880,761	1,294,459
Hermosillo	556,121	33,855	589,976	583,063	30,858	613,921	626,754	32,400	659,154
Guanajuato	272,015	155,076	427,091	254,113	175,862	429,975	294,665	182,883	477,548
La Paz	261,167	11,611	272,778	254,387	12,943	267,330	260,040	11,092	271,132
Mexicali	240,598	888	241,486	256,684	849	257,533	270,886	885	271,771
Morelia	124,207	88,434	212,641	117,950	70,897	188,847	113,392	91,319	204,711
Aguascalientes	115,119	31,422	146,541	121,391	41,469	162,860	138,763	60,377	199,140
Los Mochis	121,189	480	121,669	100,515	441	100,956	91,085	423	91,508
Manzanillo	39,837	40,163	80,000	42,060	36,351	78,411	45,965	38,257	84,222

Total	6,780,395	3,350,779	10,131,174	6,665,179	3,469,511	10,134,690	7,137,770	3,532,376	10,670,146

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2012.

Capacity by Airport (2012)

Airport	Peak air traffic movements per hour(1)	Runway capacity(2)
Guadalajara	36	39
Tijuana	16	31
Los Cabos	25	37
Puerto Vallarta	25	29
Hermosillo	19	29
Guanajuato	13	13
La Paz	10	18
Mexicali	7	19
Morelia	9	11
Aguascalientes	9	16
Los Mochis	9	12
Manzanillo	6	11

(1)	Includes Commercial and General Aviation Operations (demand).
(2)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our airports for the years indicated.

Air Traffic Movements by Airport(1)

	For the year ended December 31,
	2010	2011	2012
Guadalajara	133,323	129,979	127,012
Tijuana	46,283	42,393	42,963
Los Cabos	36,175	34,288	36,523
Puerto Vallarta	42,705	39,689	39,056
Hermosillo	42,584	44,005	46,954
Guanajuato	26,537	24,920	25,598
La Paz	20,510	18,957	17,175
Mexicali	11,798	11,573	10,312
Morelia	14,914	14,906	13,747
Aguascalientes	12,262	12,965	14,729
Los Mochis	17,346	14,402	13,596
Manzanillo	7,237	7,341	7,254

Total	411,674	395,418	394,919

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movement by Airport (1)

	Year ended December 31,
	2010	2011	2012
Guadalajara	52.46	55.78	58.86
Tijuana	79.90	83.57	88.81
Los Cabos	76.40	82.31	82.68
Puerto Vallarta	64.23	64.15	66.65
Hermosillo	28.55	28.82	28.84
Guanajuato	32.38	34.43	37.39
La Paz	27.70	28.89	32.34
Mexicali	40.13	43.25	50.93
Morelia	29.06	25.37	29.92
Aguascalientes	24.08	25.39	27.18
Los Mochis	15.35	15.50	14.67
Manzanillo	22.46	22.26	23.65

Average of all airports	49.73	51.67	54.41

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category (1)

	Year ended December 31,
	2010	2011	2012
Commercial Aviation	301,421	281,710	284,283
Charter Aviation	17,753	15,887	16,453
General Aviation and other	92,500	97,821	94,183

Total	411,674	395,418	394,919

(1)	Includes departures and landings for all 12 airports.

Guadalajara International Airport

Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2012, the Guadalajara International Airport was the third busiest in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2012, the Guadalajara International Airport accounted for approximately 34.9% of our terminal passenger traffic.

In 2012, a total of 7.4 million terminal passengers were served by Guadalajara International Airport. Of the terminal passengers in 2012, 67.1% were domestic passengers and 32.9% were international passengers. Of the airport’s international passengers, we estimate that a significant portion are Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 11 airlines operate at the airport; the principal ones being Volaris, Aeroméxico Group and Interjet. The main non-Mexican airlines operating at the airport are United Airlines, Alaska Airlines, US Airways, Delta Airlines and American Airlines. Airlines operating at the airport reach 40 destinations. Of these destinations Mexico City, Tijuana and Los Angeles are the most popular.

Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 5 million inhabitants. Guadalajara is Mexico’s second largest city in terms of population and is the capital of the state of Jalisco, the country’s second largest state in terms of population. As a major hub for the Mexican national highway system, the city of Guadalajara is an important center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is an important agricultural producer, making Guadalajara an important center for agricultural commerce. The state is an important contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and a full parallel taxiway and the other with a length of 1,770 meters, with a threshold displacement of 300 meters at the runway, which permits a landing distance of 1,470 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (ILS) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 61,938 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 1,825 square meters. The main commercial terminal has 20 gates (four of which are in our regional Terminal 2) and 21 remote boarding positions. Of the 20 gates, nine serve international flights and 11 serve domestic flights. Of the international gates, three have air bridges, and of the domestic gates, five have air bridges. Additionally there are eleven remote positions used for the regional flights commonly used by Aeroméxico Connect and VivaAerobus.

As part of our business strategy, during 2010 we began changing the profile and category of service of almost all of the stores to better-known brands. We completed this process during the second quarter of 2012. The airport has an onsite hotel operated by a third party from which we derive no revenues, but through legal actions we are in the process of recovering the hotel from the third party.

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

Tijuana International Airport

Tijuana International Airport is our second most important airport in terms of passenger traffic, the third in air traffic movements and the fourth in contribution to the sum of aeronautical and non-aeronautical revenues. In 2012, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012, it accounted for approximately 17.7% of our terminal passenger traffic.

In 2012, Tijuana International Airport served a total of 3.8 million terminal passengers. Approximately 99.4% of those terminal passengers were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including the municipalities of Ensenada, Tecate and Rosarito. With a population of approximately 1.6 million, Tijuana is the largest city in the state. Currently, in terms of population, the state of Baja California is the second largest maquiladora center in Mexico, according to the Mexican National Institute for Statistics and Geography (INEGI).

A total of five airlines operate at the airport; the principal ones are Volaris and Aeroméxico Group. Airlines operating at this airport provide service to 28 destinations. Of these destinations Mexico City, Guadalajara, and Culiacan are the most popular. In addition, Aeroméxico flies twice weekly from Tijuana to Tokyo and Shanghai.

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

In 2012, approximately 15.8 thousand metric tons of cargo was transported through the airport.

A portion of the land comprising Tijuana International Airport was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Financial Information – Legal Proceedings – Ejido Participants at Tijuana and Guadalajara Airport”.

Los Cabos International Airport

Los Cabos International Airport is our third most important airport in terms of passenger traffic, our fifth most important airport in terms of air traffic movements and second most important airport in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2012, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2012, Los Cabos International Airport accounted for approximately 14.2% of our terminal passenger traffic.

Approximately 3.0 million terminal passengers were served by the airport in 2012. Approximately 70.7% of the terminal passengers were international passengers. The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur.

A total of 22 airlines operate at the airport with Alaska Airlines, United Airlines, American Airlines, Interjet, US Airways and Volaris being the principal ones. Airlines operating at this airport provide service to 37 destinations. Of these destinations, Mexico City, Los Angeles and Phoenix are the most popular.

Los Cabos International Airport is located approximately 13 kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. In 2012, the number of visitors to Los Cabos (San José del Cabo and the nearby city of Cabo San Lucas) was approximately 1.4 million, according to the Mexican Immigration Institute. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sports fishing and scuba diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters. We believe a growing percentage of visitors to Los Cabos consist of recurring visitors as the popularity and availability of time-shares in the area has increased over recent years.

Los Cabos International Airport currently operates 11 hours daily between 7:00 a.m. and 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,000 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 37 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters, and the new Terminal 2, which opened on November 1, 2012, occupies approximately 35,000 square meters. The airport has 16 gates (eight in Terminal 1 and eight in Terminal 2), including four gates with air bridges, and 14 remote boarding positions. In addition, the airport has a general aviation and a Fixed Base Operations terminal (FBO). We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport. In 2012, approximately 33.1% of the sum of our aeronautical and non-aeronautical revenues generated at the Los Cabos International Airport was derived from commercial businesses, a percentage that is higher than at any other airport in our group.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important airport in terms of passenger traffic and in terms of air traffic movements, and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2012, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012, it accounted for approximately 12.2% of our terminal passenger traffic.

In 2012, 2.6 million terminal passengers traveled through Puerto Vallarta International Airport. We estimate that 69.2% of these terminal passengers were international passengers and 30.8% were domestic passengers. The airport primarily serves foreign tourists and is a popular tourist destination in Mexico.

A total of 19 airlines operate at the airport; the principal ones are Alaska Airlines, United Airlines, Aeroméxico Group, Interjet and WestJet. Airlines operating at this airport provide service to 40 destinations. Of these destinations, the most popular are Mexico City, San Francisco and Phoenix.

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

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,100 meters as well as a parallel taxiway. The runway capacity at this airport is 29 air traffic movements per hour. This airport has one main commercial terminal, a Fixed Base Operations terminal, or FBO, and a general aviation building. FBOs are specialized, full service operations offered to general aviation aircraft. The services offered to FBO users include refueling, cleaning, and catering. The airport has 20 gates, of which six serve domestic flights and 14 serve international flights, seven remote boarding positions and eleven air bridges. During 2012, we added 6,000 square meters to the terminal building, of which 200 square meters is dedicated to commercial use.

Hermosillo International Airport

Hermosillo International Airport is our fifth most important airport in terms of passenger traffic, our second most important airport in terms of air traffic movements and our fifth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2012, Hermosillo International Airport was the eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012, it accounted for approximately 6.1% of our terminal passenger traffic.

In 2012, Hermosillo International Airport served approximately 1.3 million terminal passengers, and approximately 94.0% of those terminal passengers were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris and VivaAerobus. Airlines operating at this airport provide service to 12 destinations. Of these destinations, Mexico City, Guadalajara, Monterrey and Tijuana are the most popular.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately 13 kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 9.2 thousand metric tons of cargo passed through the airport in 2012. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

Hermosillo International Airport operates 18 hours daily between 6:00 a.m. and 00:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other with a length of 1,100 meters. The runway capacity at this airport is 29 air traffic movements per hour. The airport has nine gates and ten remote positions and includes both a commercial aviation building and a general aviation building for small private airplanes.

Guanajuato International Airport

Guanajuato International Airport is our sixth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2012, Guanajuato International Airport was the thirteenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012, it accounted for approximately 4.5% of our terminal passenger traffic. During 2012, the airport served 950.3 thousand terminal passengers, 58.1% of which were domestic passengers.

A total of six airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris and United Airlines. Airlines operating at this airport provide service to 8 destinations. Of these destinations, Mexico City, Houston and Tijuana are the most popular.

Guanajuato International Airport is located in the central state of Guanajuato near the cities of Leon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 5.5 million people according to the Mexican National Population Council and is located in Mexico’s Bajio region, best known for its rich colonial history, agricultural sector and manufacturing industry. General Motors has an assembly plant in Silao, Guanajuato. The local government is developing a “dry dock” or truck loading service terminal near the airport that we believe will increase cargo demand. Guanajuato International Airport operates 20 hours daily between 4:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,500 meters. The runway capacity at this airport is 13 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with six gates, five remote boarding positions and three air bridges.

La Paz International Airport

La Paz International Airport is our seventh most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2012, La Paz International Airport was the twenty-first busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012 it accounted for approximately 2.6% of our terminal passenger traffic.

During 2012, La Paz International Airport served 553.2 thousand terminal passengers. We estimate that approximately 95.1% of these terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport; the principal ones of which are Volaris and Aeroméxico Group. Airlines operating at this airport provide service to seven destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

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

Mexicali International Airport

Mexicali International Airport is our eighth most important airport in terms of passenger traffic and in terms of contribution to the sum of aeronautical and non-aeronautical revenues, and our eleventh most important airport in terms of air traffic movements. In 2012, Mexicali International Airport was the twenty-third busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012, it accounted for approximately 2.5% of our terminal passenger traffic. During 2012, Mexicali International Airport served 521.9 thousand terminal passengers. We estimate that approximately 99.3% of passengers served by this airport in 2012 were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

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

Morelia International Airport

Morelia International Airport is our ninth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2012, Morelia International Airport was the twenty-ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012, it accounted for approximately 1.9% of our terminal passenger traffic. In 2012, the Morelia International Airport served 409.3 thousand terminal passengers. We estimate that approximately 53.3% of the terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport; the principal ones are Volaris, Aeroméxico Group and United Airlines. Airlines operating at this airport provide service to 6 destinations. Of these destinations, Tijuana, Mexico City and Los Angeles are the most popular.

Morelia International Airport serves the city of Morelia and ten other municipalities in the immediate vicinity. The city of Morelia is the capital of the state of Michoacan, which has a population of approximately 4.4 million according to the Mexican National Population Council. Michoacan’s principal industry is agriculture, and it has a developing eco-tourism industry (primarily due to the seasonal presence of monarch butterflies).

Morelia International Airport operates 24 hours a day. Extended hours of operation serve the needs of passengers seeking off-hour, discount flights.

The airport has one runway with a length of 3,400 meters and a single main terminal building. The runway capacity at this airport is 11 air traffic movements per hour. The airport has four gates and nine remote boarding positions.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important airport in terms of passenger traffic and contribution to the sum of aeronautical and non-aeronautical revenues and our eighth most important in terms of air traffic movements. In 2012, Aguascalientes International Airport was the thirtieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012, it accounted for approximately 1.9% of our terminal passenger traffic. During 2012, the airport served 400.1 thousand terminal passengers. Of these passengers, we estimate that approximately 66.9% were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport; the principal ones are Volaris, Aeroméxico Group and American Airlines. Airlines operating at this airport provide service to six destinations. Of these destinations Mexico City, Tijuana, Dallas and Los Angeles are the most popular.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

Aguascalientes International Airport operates 14 hours daily between 6:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. It has two runways, one measuring 3,000 meters in length and the other (which is closed temporarily) measuring 1,000 meters, and a single main commercial terminal. The runway capacity at this airport is 16 air traffic movements per hour. The airport has three gates and four remote boarding locations.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important airport in terms of passenger traffic, the twelfth in terms of contribution to the sum of aeronautical and non-aeronautical revenues and our tenth most important in terms of air traffic movements. In 2012, Los Mochis International Airport was the thirty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012, it accounted for approximately 0.9% of our terminal passenger traffic.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. During 2012 the airport served 183.5 thousand terminal passengers, approximately 97.6% of which were domestic passengers. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of four airlines operate at the airport, which are Aeroméxico Connect, Volaris, Aerocalafia and Transportes Aeropacífico. Airlines operating at this airport provide service to seven destinations. Of these destinations, Mexico City, Tijuana and Guadalajara are the most popular.

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

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important airport in terms of passenger traffic and air traffic movements, and our eleventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2012, Manzanillo International Airport was the thirty-ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2012, it accounted for approximately 0.8% of our terminal passenger traffic.

During 2012, the airport served 168.0 thousand terminal passengers. We estimate that approximately 52.7% of these passengers were domestic passengers and 47.3% of these passengers were international passengers.

A total of eight airlines operate at this airport; the principal ones are Aeromar, Alaska Airlines and Aeroméxico Group. The other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Houston.

Manzanillo International Airport serves the city of Manzanillo and six surrounding municipalities in the small Pacific coastal state of Colima. The city is located on the coast approximately 230 kilometers southeast of Puerto Vallarta and 520 kilometers northwest of Acapulco. The airport serves primarily tourists visiting coastal resorts in Colima and neighboring Jalisco. In recent years, passenger traffic at the Manzanillo International Airport has remained stable despite the increased popularity of Puerto Vallarta and other tourist destinations due to a decline in investments, in the tourism sector in Manzanillo.

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

Our Non-Airport Subsidiaries:

Although we are a holding company that has subsidiaries operating each of our 12 airports, we also have three employee service company subsidiaries. The employee service companies provide part of the labor force that works in our airports. The airport subsidiaries themselves do not directly employ any personnel. Our employee service companies are i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), ii) Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”) and iii) Puerta Cero Parking, S.A. de C.V. (“PCP”).

SIAP

SIAP was incorporated as a subsidiary in June 1998 to provide technical assistance and corporate services to our airport operating subsidiaries. SIAP was set up as part of the Mexican government’s privatization plan for the airports operated by us. SIAP invoices our airports for three types of services:

•	SIAP employs the senior management at our corporate headquarters and at our airports, and charges our subsidiaries for the services rendered according to each subsidiary’s individual performance;

•	As part of the privatization plan that was implemented by the Mexican government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a stockholders’ agreement. As a result of the participation agreement requirement, we entered into a 15-year technical assistance agreement with AMP, under which AMP agreed to provide technical assistance in exchange for an annual fee. Under this agreement, SIAP receives consulting services, technical assistance, and technological and industry knowledge and expertise to manage our airports. SIAP charges our subsidiaries the technical assistance fee. See also “Item 5, Operating and Financial Review and Prospects – Operating Costs – Technical Assistance Fee and Concession Tax”); and

•	SIAP employs non-unionized personnel to perform services at our airports according to their capabilities and expertise and collects fees on a monthly basis for the services performed.

CORSA

CORSA was incorporated as a subsidiary on November 8, 2007 and began operations in January 2008. CORSA employs unionized personnel to perform services at our airports according to their capabilities and expertise and collects fees on a monthly basis for the services performed.

PCP

PCP was incorporated as a subsidiary on November 28, 2007 and began operations in January 2008. PCP provides operating and administrative services for the airport parking lots. PCP employs both unionized and non-unionized personnel and collects fees on a monthly basis for the services performed.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2012, 19 international airlines and 8 Mexican airlines operated flights at our 12 airports. Volaris is our principal airline customer in terms of total passengers at our airports, with Aeroméxico and Aeroméxico Connect (together the “Aeroméxico Group”) and Interjet providing the second and third highest number of total passengers. In 2012, revenues from Volaris and the passengers they moved through our airports totaled Ps. 966.1 million, of which Ps. 917.2 million were paid to the airports for the passengers they moved in form of passenger charges, representing 21.0% of the sum of our aeronautical and non-aeronautical revenues for 2012. Revenues from the Aeroméxico Group and the passengers they moved through our airports were Ps. 613.5 million during 2012, of which Ps. 577.4 million were paid to the airports for the passengers they moved in form of passengers charges, representing 13.2% of the sum of our aeronautical and non-aeronautical revenues for 2012. In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earned revenues from landing charges, aircraft parking charges and the leasing of space to these airlines.

As a result of certain disputes with our airline customers, beginning in 2003, we entered into agreements with the National Air Transportation Chamber of Commerce and the Ministry of Communications and Transportation pursuant to which we resolved certain existing disputes with our airline customers and entered into (i) contracts governing charges for aeronautical services, (ii) lease contracts for property used by the airlines and (iii) contracts governing collection of passenger charges. In February 2010 we renewed our agreement for the 2010-2011 period. These agreements represented: (i) virtually all of the relevant contracts governing the collection of passenger charges, (ii) a substantial majority of the agreements for the leasing of space in our terminals and (iii) a substantial majority of the contracts governing our aeronautical services, in each case in terms of the total number agreements to be entered into. In March 2012, we signed a new agreement which maintained essentially the same terms as our previous contracts.

Changes in Principal Airlines Operating at our Airports

On August 28, 2010, Grupo Mexicana, which operated through its three subsidiaries, Mexicana, Mexicana Click, and Mexicana Link, suspended operations indefinitely. On the day Grupo Mexicana suspended operations, they were operating at 10 of our 12 airports. During the first half of 2010, Grupo Mexicana transported 1,869,636 total passengers in our network representing 18.3% of our total passengers. This made Grupo Mexicana our third most important airline group in terms of the number of passengers transported within our airports. During 2009 and the first half 2010, aeronautical revenues from Grupo Mexicana and from the passengers they moved through our airports represented 16.2% and 17.0% of our total aeronautical revenues, respectively. As of August 28, 2010, we had a pending balance due from Grupo Mexicana of Ps. 49.9 million. Of this amount, Ps. 38.6 million corresponds to passenger charges, which Grupo Mexicana collected on behalf of our airports from passengers of Mexicana, Click or Link through August 27, 2010. We have yet to receive this amount; therefore as of December 31, 2012, we have an allowance for doubtful accounts for Ps. 70.0 million.

On November 29, 2011, AMR Corporation, parent of American and American Eagle, publicly announced that AMR Corporation and certain of its U.S.-based subsidiaries (including American and American Eagle) filed voluntary petitions for Chapter 11 reorganization in a U.S. Bankruptcy Court. To date, AMR Corporation, through its two subsidiaries American and American Eagle, operates at 6 of our 12 airports (Aguascalientes, Guanajuato, Guadalajara, Morelia, Puerto Vallarta and Los Cabos). From January to December 2012, AMR Corporation, through its subsidiaries, transported 855,241 total passengers at our airports, which corresponds to 4.0% of our passenger traffic in 2012. This made AMR Corporation our seventh most important airline group in terms of the number of passengers transported within our airports. During 2011 and 2012, aeronautical revenues from AMR Corporation and the passengers they moved through our airports represented 5.4% and 5.1% of our total aeronautical revenues, respectively. Although the Chapter 11 process permits American and American Eagle to continue operating flights normally during the reorganization, we may in the future need to take necessary reserves to ensure the payment of any pending balances should AMR Corporation fail to emerge from Chapter 11 bankruptcy. As of the date of this report, American and American Eagle have not suspended payments for the services we have performed for them during their Chapter 11 process.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services, Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Grupo Aeroméxico) and AGN Aviation Services, S.A. de C.V., which provided Ps. 22.7 million, Ps. 6.8 million and Ps. 4.1 million of the sum of aeronautical and non-aeronautical revenues, respectively, each in the form of access fees, in 2012. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which provided Ps. 4.7 million and Ps. 1.4 million of revenues, respectively, in the form of access fees, in 2012.

While we receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales, we receive only a fixed fee when a company is a subsidiary or affiliate of an airline. Among our three principal providers of baggage handling, Administradora Especializada en Negocios, S.A. de C.V. is the only subsidiary of airlines.

Principal Non-Aeronautical Services Customers

As of December 31, 2012, we were party to approximately 960 contracts (9.4% less than the 1,059 contracts we were party to in 2011) with providers of commercial services in the commercial spaces in our airports, including retail store operators, duty-free store operators, food and beverage providers, time share developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies and tourist information and promotion services. The decrease in the number of contracts is due to an increase in the average square meters per contract in the Los Cabos airport, as the former Terminal 3 had smaller stores, while the new Terminal 2 has fewer stores but larger spaces and higher revenues per store. In 2012, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps. 79.4 million), Aldeasa México, S.A. de C.V. (duty-free stores; Ps. 36.0 million), Operadora Aeroboutiques, S.A. de C.V. (retail; Ps. 36.0 million), Aerocomidas, S.A. de C.V. (food and beverages; Ps. 22.4 million), Compañía Mexicana de Tiempos Compartidos, S.A. de C.V. (time-share developer; Ps. 16.8 million), Teléfonos de México, S.A.B. de C.V. (communications and advertising; Ps. 12.5 million) and Servicios Inmobiliarios ALSEA, S.A. de C.V. (food and beverage; Ps. 12.5 million).

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

Additionally, in the future our Los Cabos airport may experience greater competition from the owner of a small private airport near Cabo San Lucas which received a permit to operate public service in March 2008 from the Ministry of Communications and Transportation. On November 4, 2009, this airport received authorization to operate regular commercial routes for domestic and international flights. During 2009, we commenced certain legal actions in order to preserve our market position, however, once the airport received authorization to operate commercial flights we could not continue our legal action against it. Therefore, we will implement commercial strategies to improve our level of service in order to ensure that we remain the best airport option for airlines serving the San Jose del Cabo and Cabo San Lucas corridor. Also, in order to serve the private aviation market, we started operations at our new state-of-the-art Fixed Base of Operations in Los Cabos Airport. This allowed us to increase our capacity, and we redesigned our fee structure in order to make our service the most attractive in the region. In addition, the Mexican government announced in the National Infrastructure Plan 2007-2012 (Programa Nacional de Infraestructura 2007-2012) (published in July 2007) that at least three new airports would be constructed between 2007 and 2012: the Riviera Maya airport, the Ensenada airport and the Mar de Cortés airport. As of the date of this report, none of these airports have been constructed.

On May 12, 2010 the Mexican government began the bidding process for the Riviera Maya airport. The Mexican government received proposals in April 2011. On April 25, 2011, we submitted a bid, as part of a consortium with Grupo México, S.A.B. de C.V. On May 20, 2011, the Ministry of Communications and Transportation released a communication saying that all proposals for this concession were found deficient and voided, including ours. Consequently, the international public bidding process for the construction, administration and operation of the Riviera Maya airport was declared deserted or void. As of the date of this filing, the Ministry of Communications and Transportation has not announced whether or not there will be a new bidding process for the Riviera Maya airport project.

As of the date of this filing, the government has not provided further information in respect of the Ensenada airport and the Mar de Cortés airport as to the expected type or size of these airports, and we cannot predict whether these airports, if they are constructed, will compete with our airports. Also see “Item 3, Risk Factors – Risk Related to the Regulation of our Business – The Mexican government could grant new concessions that compete with our airports”.

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

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

•	the Mexican Airport Law (Ley de Aeropuertos), enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (Reglamento de la Ley de Aeropuertos), enacted February 17, 2000;

•	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

•	the Mexican Federal Duties Law (Ley Federal de Derechos), revised on an annual basis;

•	the Mexican National Assets Law (Ley de Bienes Nacionales), enacted May 20, 2004; and

•	the concessions that entitle our subsidiaries to operate our 12 airports, which were granted on June 29, 1998 and amended on November 15, 1999.

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

On May 20, 2004, a new Mexican National Assets Law was adopted and published in the Mexican Federal Gazette that, among other things, established regulations relating to concessions granted with respect to property held in the public domain, including the airports that we operate. The new Mexican National Assets Law established new grounds for revocation of concessions for failure to pay applicable taxes, but does not specify which taxes must be paid, including whether certain taxes to municipalities must be paid by a concessionaire.

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

Regulatory Initiatives

The Ministry of Communications and Transportation intended to establish a new regulatory agency. This new agency was expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. An initiative was introduced in Mexico’s Congress on February 26, 2009 to establish such an agency and reform a substantial part of the current Mexican Airport Law, but it was rejected by the legislature on April 20, 2010. On December 14, 2011, a new bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. On December 19, 2012, the bill was approved and sent to the Senate for review. As of the date of this report the Senate has not voted on the bill. See “– Report of the Federal Competition Commission on Mexico’s Airports” below.

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

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law. The security regulations must be implemented in accordance with the requirements set forth in the National Program for Airport Security (Plan Nacional de Seguridad Aeroportuaria). In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for inspecting passengers and their carry-on baggage before they reach the departure gates, while the transporting airline is responsible for the inspection of checked baggage and cargo. If public order or national security is endangered, the responsible federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment signals the potential presence of prohibited items. Because of uncertainty over the policy letter’s implementation, the new screening process had been initially delayed. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. Since the issuance of the policy letter, the Mexican Bureau of Civil Aviation has been expected to issue implementing regulations. On November 23, 2012, the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil, or “DGAC”) published a recommendation, titled a “Circular Obligatoria,” on the Ministry of Communications and Transportation website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain recommendations regarding issues of responsibility that have been raised. These recommendations are not binding and would have no legal effect unless incorporated into a valid contract.

We currently have agreements to operate baggage screening systems with the following airlines: Magnicharters, Westjet, Airtransat, Sunwing, Jazz, Delta, AirTran, Alaska, Virgin, Frontier, American Airlines, Sun Country, U.S. Airways and, as of April 1, 2013, United Airlines. Under these agreements, these airlines agree to hold harmless and indemnify us against certain types of liability that might arise in connection with the operation of the baggage screening system, in accordance with the provisions of the Mexican Airport Law. At the end of 2012, 30.0% of the passengers travelling through our airports were using the system. We expect that by the end of 2013, most of our total passenger traffic will be using baggage screening equipment. Consequently, we expect to sign agreements with most of our airline customers during 2013 on substantially the same terms and conditions as those already signed.

The checked baggage screening equipment has been operational in our 10 busiest airports since 2011; only the Aguascalientes and Los Mochis airports continue to have solely manual inspection equipment.

We are incurring ongoing expenses to maintain and operate this equipment. Currently, the operational costs of the screening system has been limited to the level necessary to provide the required services to airlines, and we expect to continue recovering those costs, which could increase if more airlines sign a contract to use our equipment. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements.

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

General Obligations of Concession Holders

The concessions impose certain obligations on the concession holders, including, among others: (i) the obligation to pay the concession tax described above, (ii) the obligation to deliver concession services in a continuous, public and non-discriminatory manner, (iii) the obligation to maintain the airports in good working condition and (iv) the obligation to make investments with respect to the infrastructure and equipment in accordance with the Master Development Programs and the concessions.

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

A third party providing complementary or commercial services to an airport is required to do so only pursuant to a written agreement with the relevant concession holder. On November 1, 2012, we entered into an agreement with a third party with respect to the provision of airbus and passenger walkway services in all of our airports. Accordingly, we will no longer provide these services directly. As of the date of this report, this is the only agreement with a third party regarding the provision of regulated services. All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers are required to be corporations incorporated under Mexican law.

Airport and complementary services are required to be provided to all users in a uniform and regular manner, without discrimination as to quality, access or price. Concession holders are required to provide airport and complementary services on a priority basis to military aircraft, disaster support aircraft and aircraft experiencing emergencies. Airport and complementary services are required to be provided at no cost to military aircraft and aircraft performing national security activities. The concession holders have not and do not provide complementary services, as these services are provided by third parties.

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

Each concession provides for a 24-month period for the preparation and submission of the concession holder’s Master Development Program, and requires the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards and to prepare air traffic projections and assess investment requirements. The concession holder must submit a draft of the Master Development Program to an operations committee (Comité de Operación y Horarios), composed of each of the airport’s principal users, for their review and comments six months prior to its submission for approval to the Ministry of Communications and Transportation. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new Master Development Program to the Ministry of Communications and Transportation. The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users. The Ministry of Defense (Secretaría de Defensa Nacional) may also opine on the Master Development Programs.

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

Our Master Development Programs are approved by the Ministry of Communications and Transportation for periods of five years, as stated in our concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the Ministry of Communications and Transportation may apply sanctions if we do not so comply. Recently, the Ministry of Communications and Transportation has reviewed our compliance on an annual basis. The Ministry of Communications and Transportation may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. The Ministry of Communications and Transportation has certified our compliance with our Master Development Program for 2011. As of the date of this filing, the Ministry of Communications and Transportation has not completed our certification process for 2012, which we expect to obtain in the second quarter of 2013.

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

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation. Under this price regulation system, the Ministry of Communications and Transportation establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the Ministry of Communications and Transportation certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. For the five-year period from 2005 to 2009, the Ministry of Communications and Transportation certified that we have not collected revenues in excess of the permitted levels. The Ministry of Communications and Transportation also has reviewed our maximum rates and certified that we have not collected revenues in excess of the permitted level for 2010 and 2011. The review for 2012 will take place during the second quarter of 2013. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2011 and 2012, approximately 62.3% and 68.1%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (78.9% and 76.9%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under our maximum rates).

Our revenues from non-aeronautical services, including revenues that we earn from most commercial activities in our terminals, are not regulated under our maximum-rate price regulation system and are therefore not subject to a ceiling under any regulation. For a description of how we classify our revenues into aeronautical and non-aeronautical services, see “Item 5, Operating and Financial Review and Prospects – Classification of Revenues”.

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

Maximum Rates for 2010 through 2014

In December 2009, the Ministry of Communications and Transportation set new airport maximum rates for the five-year period from January 1, 2010 through December 31, 2014. The following table sets forth the maximum rates for each of our airports under the Master Development Programs that went into effect as of January 1, 2010. These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates”.

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

Our concessions specify a discounted cash flow formula to be used by the Ministry of Communications and Transportation to determine the maximum rates that, given the projected earnings before interest, taxes, depreciation and amortization, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. We prepared a proposal to submit to the Ministry of Communications and Transportation establishing the values we believe should be used with respect to each variable included in the determination of maximum rates, including the efficiency factor, projected capital expenditures and the discount rate. The maximum rates ultimately established by the Ministry of Communications and Transportation historically have resulted from a negotiation between the Ministry of Communications and Transportation and us regarding these variables. Once the maximum rates are established, they must be adjusted each year by the efficiency factor and by the Mexican Producer Price Index (Índice Nacional de

Precios al Productor) excluding petroleum. Also, once the maximum rates are established based in part on the capital expenditures included in our Master Development Programs, the capital expenditures must be adjusted according to the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones).

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2013, the daily minimum wage in Mexico City was Ps. 64.76. As a result, the maximum penalty at such date could have been Ps. 3.2 million (U.S.$ 0.25 million) per airport.

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

Reporting, Information and Consent Requirements

Concession holders and third parties providing services at airports are required to provide the Ministry of Communications and Transportation access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the Ministry of Communications and Transportation with any information that it may request. Each concession holder is also required to publish its annual audited financial statements in a principal Mexican newspaper within the first four months of each year.

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

The Ministry of Communications and Transportation requires notification upon any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the Ministry of Communications and Transportation at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2013 was Ps. 12.9 million (U.S.$ 1.0 million) for an individual failure to comply.

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

The Mexican Communications Law, however, provides that upon expiration, termination or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government, at no cost and free of any liens or other encumbrances. There is substantial doubt as to whether the provisions of our concessions would prevail over those of the Mexican Communications Law. Accordingly, there can be no assurance that upon expiration or termination of our concessions the assets used by our subsidiary concession holders to provide services at our airports will not revert to the Mexican government, free of charge, together with government-owned assets and improvements permanently attached thereto.

Grants of New Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. The Federal Competition Commission has the power, under certain circumstances, to prohibit a party from bidding and to cancel an award after the process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:

•

any person who holds a permit to operate a civil aerodrome and intends to transform the aerodrome into an airport so long as: (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous five years and (iii) the permit holder complies with all requirements of the concession;

•

a current concession holder when necessary to meet increased demand so long as: (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options and (iii) the concession holder complies with all requirements of the concession;

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

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), establish limits on air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters. As of December 31, 2012, Mexican Official Norms on soil contamination and waste management were still being developed. Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

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

Our environmental management system has been re-certificated at our Aguascalientes, Hermosillo, Los Mochis, Guanajuato, La Paz and Morelia airports under ISO 14001:2004. During 2012, with these certifications, we now have six airports operating under our environmental management system.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 26 to our audited consolidated financial statements.

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

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law, on December 19, 2012, the bill was approved and sent to the Senate for review. Among other items, the bill proposes that the Ministry of Communications and Transportation will gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico, and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. As of the date of this report the Senate has not voted on the bill. We cannot predict whether the bill will be approved by the Senate or, if approved, the impact it would have on us.

ORGANIZATIONAL STRUCTURE

We have 16 subsidiaries in Mexico: one operating subsidiary for each of our 12 airports, along with two subsidiaries (SIAP and CORSA) that provide administrative and operational services and one subsidiary (PCP) that provides parking services across our 12 airports. Additionally, in 2010, another subsidiary, Pacific GA Partipacoes do Brasil LTDA, was established in Brazil; however, this subsidiary has thus far remained inactive and has no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2012.

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

Our consolidated financial statements were prepared in accordance with IFRS, as issued by IASB. Our date of transition to IFRS was January 1, 2011. These consolidated annual financial statements are our first financial statements prepared in according with IFRS. IFRS 1—“First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. A description of the effects on our financial information due to our transition from our previous generally accepted accounting principles, Mexican Financial Reporting Standards, or MFRS, to IFRS is presented in Note 31 to our audited consolidated financial statements. The financial information for 2011 differs from the information we previously published for 2011, because it is presented in accordance with IFRS.

Overview

We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2011 and 2012, approximately 62.3% and 68.1%, respectively, of our total revenues were derived from aeronautical services (in 2011 and 2012, aeronautical services represented 78.9% and 76.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges. Also see “Item 4, Business Overview – Our Sources of Revenues – Non-aeronautical Services – Recent Expansion and Development of Commercial Areas”.

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

Recent Developments

Fluctuation in the Peso

International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally invoiced and collected in Mexican pesos. Because such tariffs are invoiced taking into account the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation in the peso occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation in the peso could result in us invoicing substantially less than our maximum rate per workload unit. We do not have any means of recovering lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible. Since the beginning of our concessions, fluctuations in the peso have not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates.

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

From December 31, 2009 to December 30, 2010 the peso appreciated by approximately 5.4%, from 13.06 pesos per U.S. dollar on December 31, 2009 to 12.38 pesos per U.S. dollar on December 30, 2010. The peso then depreciated to Ps. 13.95 pesos per U.S. dollar on December 30, 2011. In 2012, the peso appreciated, to Ps. 12.96 per U.S. dollar on December 31, 2012. On April 5, 2013, the exchange rate for pesos was Ps. 12.24 per U.S. $1.00.

Adoption of IFRS

Mexican issuers with securities listed on the Mexican securities exchange were required to prepare financial statements for periods beginning after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). Accordingly, we adopted IFRS as of January 1, 2012.

The U.S. Securities and Exchange Commission permits foreign private issuers to prepare their financial statements in accordance with IFRS without having to provide a reconciliation to U.S. GAAP.

The consolidated financial statements for the year ending December 31, 2012 are our first annual financial statements that comply with IFRS. The transition date was January 1, 2011, and, therefore, the year ended December 31, 2011 is the comparative period established by IFRS 1—“First-Time Adoption of International Financial Reporting Standards”. According to IFRS 1, we have applied the relevant mandatory exceptions and certain optional exemptions to the retroactive application of IFRS, as well as the required additional disclosures.

Mandatory exceptions

We have applied the relevant mandatory exceptions to the retroactive applications of IFRS as follows. With regards to calculations of estimates, our estimates prepared under IFRS are consistent with the estimates recognized under MFRS as of the same date, unless we are required to adjust such estimates to conform with IFRS. We estimated that the following mandatory exceptions had no effect on our consolidated financial statements at the date of transition to IFRS: i) derecognition and transfer of financial assets and liabilities, ii) hedge accounting and iii) non-controlling interests.

Optional exemptions

We opted to apply the following optional exemptions to the retroactive application of IFRS. We applied the deemed cost exemption; therefore, we have opted to use the MFRS revaluation at December 31, 2007 of machinery, equipment and improvements on leased buildings as the deemed cost at the transition date to IFRS, which represents the cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in the NCPI or CPI as applicable. We recognized improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other assets at their historical cost. These intangible assets are directly related with the concession, which is also presented as an intangible asset. Additionally, we have opted to recognized the fair value recognized for purposes of MFRS at the date of the airports’ privatization process at its deemed cost (that is, its event-driven fair value), and therefore we have eliminated the inflation effects recognized through December 31, 2007, as the cumulative inflation recognized under MFRS occurred during periods that were not considered to be hyperinflationary under IFRS. Further, we applied the exemption in IFRS 1 regarding post-employment benefits, recognizing all the accrued actuarial gains and losses against retained earnings at the transition date. We also began capitalizing our borrowing costs as of the transition date under IAS 23—Borrowing Costs. The borrowing costs included previously under MFRS were subject to the deemed cost option mentioned above.

A description of the effects on our financial information due to our transition from MFRS to IFRS is presented in Note 31 to our audited consolidated financial statements.

Passenger and Cargo Volumes

The majority of the passenger traffic volume in our airports is made up of domestic passengers. In 2012, approximately 65.6% of the terminal passengers using our airports were domestic. The total number of domestic terminal passengers for 2012 increased 7.0% as compared to 2011. In addition, of the international passengers traveling through our airports, approximately 30.3% traveled on flights originating in or departing to the United States during 2012. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to certain of our revenues and passenger and cargo volumes for the years indicated.

	Year ended December 31,
	2011	2012
Change in Mexican gross domestic product(1)	3.9%	3.9%
Change in Mexican Consumer Price Index(2)	3.8%	3.6%
Domestic terminal passengers(6)	13,055.4	13,974.7
International terminal passengers(6)	7,152.2	7,312.5
Total terminal passengers(6)	20,207.6	21,287.3
Cargo units(3)	1,568.2	1,618.0
Total workload units(3)	21,775.8	22,905.2
Change in total terminal passengers(4)	(0.1)%	3.2%
Change in workload units(4)	(0.2)%	5.2%
Aeronautical revenues(5)	Ps. 3,077.9	Ps. 3,366.0
Change in aeronautical revenues(4)	n/a	9.4%
Aeronautical revenues per workload unit	Ps. 141.3	Ps. 147.0
Change in aeronautical revenues per workload unit(4)	n/a	4.0%
Non-aeronautical revenues(5)	Ps. 824.6	Ps. 1,008.5
Change in non-aeronautical revenues(4)	n/a	22.3%
Non-aeronautical revenues per terminal passenger	Ps. 40.8	Ps. 47.4
Change in non-aeronautical revenues per terminal passenger (4)	n/a	16.1%

(1)	In real terms, as reported by the Mexican National Institute for Statistics and Geography (INEGI).
(2)	As reported by INEGI.
(3)	Thousands. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.
(4)	In each case, as compared to the previous period. Due to our adoption of IFRS, we have not calculated a percent change from 2010 to 2011 for the relevant revenue item.
(5)	In millions of pesos.
(6)	In thousands.

In 2012, we had 21.3 million terminal passengers (14.0 million domestic and 7.3 million international), of which 162.5 thousand were on general aviation flights, and an additional 201.2 thousand were transit passengers. Approximately 19.3% of our transit passengers were handled at the Guadalajara International Airport.

Classification of Revenues

We classify our revenues into three categories; revenues from aeronautical services, revenues from non-aeronautical services and revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2011 and 2012, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 62.3% and 68.1%, respectively, of total revenues. In 2011 and 2012, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 16.7% and 20.4%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 78.9% and 21.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2011 and 76.9% and 23.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2012. In 2011 and 2012, revenues from improvements to concession assets accounted for 21.0% and 11.5%, respectively, of our total revenues.

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

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), rental and royalty payments from third parties operating stores, providing commercial services at our airports (such as car rental agencies, food and beverage providers and retail and duty-free store operators), as well as advertising and fees collected from other miscellaneous sources, such as vending machines and time-share developers.

Our revenues from improvements to concession assets represent the fair value of the additions and upgrades to the concession that we undertake in accordance with our Master Development Programs. In exchange for making those additions and upgrades, the Government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. This represents an exchange of dissimilar goods or services rather than an actual cash exchange since we receive an intangible asset for the construction services we provide. Through a bidding process, we hire third parties to make the additions and upgrades. The amount of revenues for these services is equal to the costs of making the additions and upgrades since those values represent the fair value of the goods or services received as there is no profit margin stemming from these construction services. Although these revenues do not generate actual cash inflows, IFRS requires that they be recorded given that revenue generation is inherent in an exchange of dissimilar services, similar to a barter transaction. These revenues do not have a cash impact on our results.

For a detailed description of the components of our revenue categories, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues”.

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

Beginning in 2010, the efficiency factor was 0.70% and will remain at this level until December 31, 2014. Our weighted average maximum tariffs, as determined by the Ministry of Communications and Transportation (prior to inflation adjustments using the Mexican Producer Price Index), decreased 0.86% in 2011 and decreased 0.72% in 2012, mainly as a result of variation in the percentage that each airport’s workload units represent of our total workload units. At the same time, the Mexican Producer Price Index, excluding petroleum increased by 7.2% and 0.9% in 2011 and 2012, respectively. This led to increases in our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican Producer Price Index, excluding petroleum of 6.3% and 0.2% in 2011 and 2012, respectively. The total workload units at our airports were 21.8 million and 22.9 million in 2011 and 2012 respectively, a decrease of 0.2% in 2011 and an increase of 5.2% in 2012. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2011 and 2012 average aeronautical revenues per workload unit were Ps. 141.3 and Ps. 147.0 respectively, which represented an increase of 4.3% and 4.0% in 2011 and 2012, respectively. The increase in 2012 resulted mainly from increases in tariffs due to adjustments for inflation and the distribution in increase in workload units among our airports.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. However, there can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future or that we will not be sanctioned in case we exceed our maximum rates. For a discussion of risks relating to our ability to set specific prices, see “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate” and “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions”.

The following table sets forth our revenues from aeronautical services for the years indicated.

Aeronautical Revenues

	Year ended December 31,
	2011			2012
	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	2,556.4	83.1%	Ps.	2,822.8	83.9%
Aircraft landing charges		157.7	5.1		170.7	5.1
Aircraft parking charges		144.3	4.7		154.1	4.6
Airport security charges		40.9	1.3		44.6	1.3
Passenger walkway charges		24.3	0.8		22.6	0.7
Leasing of space to airlines		101.0	3.3		97.2	2.9
Revenues from complementary service providers(1)		53.4	1.7		54.0	1.6

Total Aeronautical Revenues	Ps.	3,077.9	100.0%	Ps.	3,366.0	100.0%

Other Information:
Total workload units(2)		21.8			22.9
Total aeronautical revenues per workload unit	Ps.	141.3		Ps.	147.0
Change in aeronautical revenues(3)			n/a			9.4%
Change in total aeronautical revenues per workload unit(3)			n/a			4.0%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	In each case, as compared to the previous year. Due to our adoption of IFRS, we have not calculated a percent change from 2010 to 2011.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. In 2011 and 2012, passenger charges represented 83.1% and 83.9%, respectively, of our aeronautical services revenues and 51.8% and 57.1%, respectively, of our total revenues (in 2011 and 2012, passenger charges represented 65.5% and 64.5%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

The following table sets forth the number of passengers paying passenger charges for the years indicated. We earn passenger charges from each departing passenger at our airports, other than transit and transfer passengers (if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport), diplomats and infants.

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2010	2011		2012
	Amount	Amount	% change	Amount	% change
	(in thousands, except percentages)
Guadalajara	3,224.7	3,384.7	5.0%	3,488.5	3.1%
Tijuana	1,726.6	1,664.5	(3.6)	1,777.3	6.8
Los Cabos	1,350.7	1,386.2	2.6	1,486.0	7.2
Puerto Vallarta	1,329.3	1,237.0	(6.9)	1,268.7	2.6
Hermosillo	455.3	476.0	4.6	533.3	12.0
Guanajuato	408.1	408.3	0.1	453.9	11.2
La Paz	268.5	265.8	(1.0)	269.0	1.2
Mexicali	211.6	227.6	7.5	242.8	6.7
Morelia	207.6	177.5	(14.5)	194.1	9.4
Aguascalientes	141.9	158.3	11.6	193.7	22.3
Los Mochis	115.4	99.0	(14.2)	86.6	(12.5)
Manzanillo	76.3	74.7	(2.1)	79.1	5.9

Total	9,516.1	9,559.6	0.5%	10,073.0	5.4%

Non-aeronautical Revenues

Non-aeronautical services historically have generated a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 16.7% and 20.4% of total revenues in 2011 and 2012, respectively (in 2011 and 2012, non-aeronautical revenues represented 21.1% and 23.1%, respectively, of the sum of aeronautical and non-aeronautical revenues). Non-aeronautical revenues per terminal passenger were Ps. 40.8 and Ps. 47.4 in 2011 and 2012, respectively. Our revenues from non-aeronautical services are principally derived from commercial activities. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

The majority of our non-aeronautical revenues is derived from commercial activities such as car parking, advertising, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities) and rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as time-share developers, retail stores, food and beverage providers, car rental agencies and duty-free store operators, as well as fees collected from other miscellaneous sources, such as vending machines.

The following table sets forth our revenues from non-aeronautical services for the years indicated.

Non-aeronautical Revenues

	Year ended December 31,
	2011			2012
	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Commercial activities:
Car parking charges	Ps.	169.8	20.6%	Ps.	193.7	19.2%
Leasing of space(1)		115.7	14.0%		126.5	12.5%
Car rentals		81.7	9.9%		92.3	9.2%
Food and beverage operations		74.3	9.0%		86.0	8.5%
Retail operations		78.8	9.6%		80.3	8.0%
Duty-free operations		71.2	8.6%		112.9	11.2%
Advertising		54.0	6.6%		76.2	7.6%
Communications		7.6	0.9%		5.7	0.6%
Financial services		13.1	1.6%		15.0	1.5%
Time-sharing		82.4	10.0%		98.8	9.8%
VIP lounges		7.6	0.9%		19.7	2.0%
Other		27.7	3.4%		29.1	2.9%

Total commercial activities		784.0	95.1%		936.2	92.8%
Recovery of costs(2)		40.6	4.9%		72.2	7.2%

Total Non-aeronautical Revenues	Ps.	824.6	100.0%	Ps.	1,008.5	100.0%

Other Information:
Total terminal passengers(3)		20.2			21.3
Non-aeronautical revenues per terminal passenger	Ps.	40.8		Ps.	47.4
Change in non-aeronautical revenues per terminal passenger(4)			n/a			16.1%
Car parking charges per terminal passenger	Ps.	8.4		Ps.	9.1
Change in car parking charges per terminal passenger(4)			n/a			8.3%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility, fuel and maintenance charges that are transferred to airlines and other tenants in our airports.
(3)	In millions of passengers.
(4)	In each case, as compared to the previous year. Due to our adoption of IFRS, we have not calculated a percent change from 2010 to 2011.

In 2012, revenues from non-aeronautical services in our airports accounted for 20.4% of the total revenues generated by our airports (in 2012, non-aeronautical revenues represented 23.1% of the sum of aeronautical and non-aeronautical revenues). In contrast, we believe that revenues from commercial activities may account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2011 to 2012), except in the years in which the maximum tariffs are reset.

In recent years, non-aeronautical revenues per terminal passenger have increased 16.1% (from Ps. 40.8 in 2011 to Ps. 47.4 in 2012, while terminal passengers increased only 5.3%), while our cost of services per workload unit has increased 2.1% (from Ps. 45.3 in 2011 to Ps. 46.3 in 2012), resulting in non-aeronautical services contributing more to our results of operations.

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

We estimate that approximately 78% of our current commercial agreements are arranged as royalty-based contracts based on the nature of our tenants’ operations, representing approximately 72% of our total non-aeronautical revenues. Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit. During 2011 and 2012, non-aeronautical revenues were Ps. 824.6 million and Ps. 1,008.5 million respectively, representing an increase of 22.3% in 2012. In 2012 non-aeronautical revenues increased more than terminal passengers, which increased 5.3%. In 2012, non-aeronautical revenues per terminal passenger increased from Ps. 40.8 per passenger in 2011 to Ps. 47.4 per passenger in 2012, representing an increase of 16.1% mainly due to the fact that total terminal passenger volume remained almost unchanged while non-aeronautical income increased 22.3% as compared to 2011.

Recognition of revenues from improvements to concession assets

International Financial Reporting Interpretation Committee 12 (IFRIC 12) Service Concession Arrangements requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets in relation with the concession’s obligation to perform improvements as established in the Master Development Programs. Revenues represent the value of the exchange between ourselves and the government with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs, and in exchange, the government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs are included in the maximum tariffs. Therefore we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs. Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic (the main driver of our revenues). In 2011, we recognized Ps. 1.0 billion in revenues from improvements to concession assets. In 2012, we recognized Ps. 570.2 million in revenues from improvements to concession assets. This represented a decrease of 45.0% as compared to 2011 due to lower investment commitments under our Master Development Programs for 2012.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2011		2012
	Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	369.4	Ps.	402.6	9.0%
Maintenance		179.5		200.0	11.5
Safety, security and insurance		131.2		159.4	21.5
Utilities		122.1		139.5	14.2
Other		184.8		158.5	(14.2)
Total cost of services		986.9		1,060.0	7.4
Technical assistance fees		136.2		155.1	13.9
Concession taxes		193.8		217.3	12.1
Depreciation and amortization:
Depreciation(1)		110.3		151.2	27.6
Amortization(2)		632.7		676.0	8.0
Total depreciation and amortization		743.0		827.2	11.3
Other expense (income)		6.6		1.3	(79.8)
		2,066.5		2,260.9	9.8
Cost of improvements to concession assets		1,036.2		570.2	(45.0)
Total operating costs	Ps.	3,102.7	Ps.	2,831.2	(8.6)%
Other Information:
Total workload units(3)		21,775.8		22,905.2	5.2%
Cost of services per workload unit	Ps.	45.3	Ps.	46.3	2.1%
Cost of services / the sum of aeronautical and non-aeronautical revenues (4)		25.3%		24.2%

(1)	Reflects depreciation of Machinery, equipment and improvements on leased buildings.
(2)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and various other miscellaneous expenses. Cost of services per workload unit is an indicator that is calculated by dividing cost of services by the workload units for a given period. This indicator is affected annually by:

•	Increases and decreases in the different items included in cost of services.

•	Increases and decreases in the relative number of workload units.

Therefore, if the cost of services increases less in proportion to the increase in workload units, the cost of service per workload unit decreases. Similarly, cost of service per workload units increases in periods in which the costs of service remains stable but workload units declined.

Our cost of services per workload unit has increased from Ps. 45.3 in 2011 to Ps. 46.3 in 2012, an increase of 2.1%. In 2012, cost of services per workload unit increased 2.1%, as a result of a 7.4% increase in the cost of services, due to an increase in employee costs of Ps. 20.8 million, maintenance costs of Ps. 20.6 million and security and insurance costs of Ps. 28.2 million, while the workload units remained relatively stable. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased 130 basis points from 47.0% in 2011 to 48.3% in 2012.

Technical Assistance Fee and Concession Tax

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$ 4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). In 2011 and 2012, this fee was Ps. 136.2 million and Ps. 155.1 million, respectively.

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession tax to the Mexican government, which is currently equal to 5% of the gross annual revenues (excluding revenues from improvements to concession assets) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. In 2011 and 2012, this tax was Ps. 193.8 million and Ps. 217.3 million, respectively. The concession tax rate may vary on an annual basis as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If the Mexican Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our Master Development Programs. Moreover, in 2011 and 2012, we wrote off the remaining balance of certain additions to and construction upon facilities carried out since the beginning of our concession, as they were replaced with new investments as required under the Master Development Program. The amounts of these write offs were Ps. 27.5 million in 2011 and Ps. 17.2 million in 2012. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

Cost of improvements to concession assets

In conformity with out Master Development Programs we have to invest in additions and upgrades to our concession assets, and these investments are reflected according to IFRIC 12. In our case, because we hire third parties to provide construction and upgrade services, our costs reflect the amounts paid to third parties, and we do not recognize a premium on the cost of services. Because revenues from improvements to concession assets are equal to the cost of improvements to concession assets, the application of IFRIC 12 does not have a cash impact on our results.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis.

Beginning January 1, 2008, as a result of changes in the Mexican tax law, Mexican companies must pay the greater of their income tax (currently determined at a rate of 30% for 2011 to 2013, 29% for 2014 and 28% thereafter) or a business flat tax rate (Impuesto Empresarial a Tasa Única, or IETU), which replaced the asset tax. IETU is calculated by applying a tax rate, which since 2010 has been 17.5%, to income based on cash flows. This cash flow income is determined by taking authorized deductions (excluding wages, social security contributions, interest expense and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law. The IETU tax law established that the excess of the income tax over the asset tax could be recovered during the ten years following the implementation of the IETU tax law by up to 10% of the total asset tax carryforward at December 31, 2007 each year, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three years preceding December 31, 2007.

We regularly review our deferred tax assets for recoverability, which are reduced as necessary to the extent that a future tax benefit is no longer probable, based on an analysis of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Mexican tax law allows Mexican companies utilizing tax amortization rates that are lower than the maximum allowable rates to modify their tax amortization rates every five years, without exceeding the maximum allowable rate. Beginning in 2000, we utilized rates lower than the 15% maximum allowable rate to amortize our airport concessions and rights to use airport facilities for tax purposes.

Our effective tax rates in 2011 and 2012 were 14% and 16%, respectively. In 2012, our effective tax rate increased to 16% or 200 basis points as compared to 2011, resulting from an increase in our current tax expense derived from an increase in our earnings before income taxes of 12.1%, whereas our deferred tax income remained relatively stable. We paid Ps. 550.3 million and Ps. 531.8 million in corporate taxes in 2011 and 2012, respectively, representing 29.4% and 25.3% of our earnings before taxes.

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes which resulted in our ability to recover tax on assets that was previously determined to be unrecoverable, coupled with our financial projections from 2008 to 2017, we recognized in 2007 Ps. 354.9 million associated with a recoverable tax on assets paid in previous years. In 2011, we increased the recoverable asset by Ps. 19.0 million, based on revised financial projections from 2012 to 2017. The recoverable tax on assets decreased Ps. 32.3 million due to a refund request we made in 2011 to the tax authorities, which has been already received in its entirety. In 2012, we decreased the recoverable asset by Ps. 16.1 million, based on revised financial projections from 2013 to 2017. The recoverable tax on assets decreased Ps. 49.5 million due to a refund request we made in 2012 to the tax authorities, which as of the date of this report has been fully received.

Employee Profit Sharing

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Employee Retirement Plans

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4.3 million in 2011 and 2012.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2011	2012
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	13.1%	(6.9)%
Mexican inflation rate(2)	3.8%	3.6%
U.S. inflation rate(3)	2.9%	1.7%
Increase in Mexican gross domestic product(4)	3.9%	3.9%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de México, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 13.9787 per U.S.$ 1.00 as of December 31, 2011 and Ps. 13.0101 per U.S.$ 1.00 as of December 31, 2012.
(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Mexican National Institute for Statistics and Geography (INEGI). The Mexican consumer price index at year end was: 103.551 in 2011 and 107.246 in 2012.
(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by INEGI as of February 18, 2013.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Depreciation and amortization expense. According to IFRS, if inflation rates over a three-year period approach or exceed 100.0%, the incorporation of inflation in an entity’s financial statements becomes necessary. Therefore, non-monetary assets would be restated, and as a result depreciation and amortization of those assets would be higher, negatively affecting our net income.

•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, but are invoiced and collected in pesos. Meanwhile, passenger charges for domestic passengers are denominated in pesos. Consequently, an appreciation of the peso against the U.S. dollar could cause declines in our revenues from passenger charges for international passengers and consequently our aeronautical revenues. An appreciation of the peso would produce a decline in peso-denominated revenues when compared with the previous year, because our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid for in Mexican pesos based on the average exchange rate for the month prior to each flight on which the charge is incurred.

•	Finance income (cost). As required by IFRS, our finance income (cost) reflects gains or losses from foreign exchange and gains and losses from interest earned or incurred, and as a consequence a depreciation or appreciation of the peso would impact the finance income (cost).

•	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2011 and 2012, we collected passenger charges from airlines within 60 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions if it is repeated and sanctioned by the Ministry of Communications and Transportation at least three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

•	Non-aeronautical revenues. In addition, some of our non-aeronautical revenue contracts are denominated and invoiced in U.S. dollars; however, some of them are collected in Mexican pesos. Consequently, an appreciation of the peso against the U.S. dollar would cause declines in our revenues from these U.S. dollar-denominated contracts.

Results of operations by subsidiary

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries.

Results of Operations by Subsidiary

	Subsidiary Operating Results
	Year ended December 31,
	2011		2012
	(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	1,141,167	Ps.	1,221,886
Non-aeronautical services		287,174		339,221
		1,428,342		1,561,107
Improvements to concession assets		189,794		132,211
Total revenues		1,618,136		1,693,318
Total costs		771,067		778,299
Costs of operations(4)		367,965		405,500
Cost of improvements to concession		189,794		132,211
Depreciation and amortization		210,171		240,538
Other expense		3,137		50
Income from operations		847,069		915,019
Operating margin(1)		52.35%		54.04%
Tijuana:
Revenues:
Aeronautical services	Ps.	437,238	Ps.	486,674
Non-aeronautical services		92,010		113,157
		529,248		599,831
Improvements to concession assets		157,310		49,762
Total revenues		686,558		649,593
Total costs		474,492		408,030
Costs of operations(4)		200,089		227,948
Cost of improvements to concession		157,310		49,762
Depreciation and amortization		117,077		130,316
Other expense		16		4
Income from operations		212,066		241,563
Operating margin(1)		30.89%		37.19%
Los Cabos:
Revenues:
Aeronautical services	Ps.	485,138	Ps.	543,341
Non-aeronautical services		191,352		268,588
		676,490		811,929
Improvements to concession assets		366,186		173,878
Total revenues		1,042,676		985,807
Total costs		637,479		498,479
Costs of operations(4)		177,637		209,106
Cost of improvements to concession		366,186		173,878
Depreciation and amortization		93,048		115,384
Other expense		608		111
Income from operations		405,197		487,328
Operating margin(1)		38.86%		49.43%

	Subsidiary Operating Results
	Year ended December 31,
	2011		2012
	(thousands of pesos, except percentages)
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	423,820	Ps.	451,560
Non-aeronautical services		142,293		159,754
		566,114		611,314
Improvements to concession assets		207,288		88,139
Total revenues		773,402		699,453
Total costs		497,407		401,100
Costs of operations(4)		175,741		194,550
Cost of improvements to concession		207,288		88,139
Depreciation and amortization		111,430		118,503
Other expense (income)		2,948		(92)
Income from operations		275,995		298,353
Operating margin(1)		35.69%		42.66%
Hermosillo:
Revenues:
Aeronautical services	Ps.	149,920	Ps.	168,732
Non-aeronautical services		26,034		31,790
		175,954		200,522
Improvements to concession assets		33,792		11,564
Total revenues		209,746		212,086
Total costs		146,517		143,766
Costs of operations(4)		74,274		88,279
Cost of improvements to concession		33,792		11,564
Depreciation and amortization		38,453		43,364
Other (income) expense		(2)		559
Income from operations		63,229		68,320
Operating margin(1)		30.15%		32.21%
Guanajuato:
Revenues:
Aeronautical services	Ps.	135,946	Ps.	156,768
Non-aeronautical services		31,053		34,987
		166,999		191,755
Improvements to concession assets		43,739		45,211
Total revenues		210,738		236,966
Total costs		152,526		162,998
Costs of operations(4)		71,558		79,129
Cost of improvements to concession		43,739		45,211
Depreciation and amortization		37,153		38,835
Other expense (income)		76		(177)
Income from operations		58,212		73,968
Operating margin(1)		27.62%		31.21%
Other Airport Subsidiaries(2):
Revenues:
Aeronautical services	Ps.	304,697	Ps.	337,021
Non-aeronautical services		54,664		60,956
		359,361		397,977
Improvements to concession assets		38,119		69,468
Total revenues		397,480		467,445
Total costs		400,893		455,345
Costs of operations(4)		239,790		258,167
Cost of improvements to concession		38,119		69,468
Depreciation and amortization		123,054		127,124
Other (income) expense		(70)		586
(Loss) income from operations		(3,413)		12,100
Operating margin(1)		(0.86)%		2.59%
Other Subsidiaries(3):
Total costs		22,333		(16,852)
Costs of operations(4)		9,877		(30,310)
Depreciation and amortization		12,583		13,166
Other (income) expense		(126)		292
(Loss) income from operations		(22,335)		16,851

	Subsidiary Operating Results
	Year ended December 31,
	2011		2012
	(thousands of pesos, except percentages)
Total:
Revenues:
Aeronautical services	Ps.	3,077,927	Ps.	3,365,982
Non-aeronautical services		824,580		1,008,452
		3,902,507		4,374,434
Improvements to concession assets		1,036,227		570,233
Total revenues		4,938,734		4,944,667
Total costs		3,102,714		2,831,165
Costs of operations(4)		1,316,931		1,432,369
Cost of improvements to concession		1,036,227		570,233
Depreciation and amortization		742,969		827,230
Other expense		6,587		1,333
Income from operations		1,836,020		2,113,502
Operating margin(1)		37.2%		42.7%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports.
(3)	Other subsidiaries data reflects the results of operations of our administrative, operating and car parking services providers.
(4)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta international airports, which handle the majority of our international passengers. We determine profitability per airport by dividing income from operations at each airport by total revenues for that airport. Operating margins at our Tijuana International Airport historically have been lower than at our other principal airports because the maximum rates applicable to aeronautical services provided at our Tijuana International Airport are lower than those applicable to our other principal airports. This is because the amortization of our concession relative to the level of revenues is much higher at our Tijuana International Airport than at our other principal airports because the original concession value assigned to the Tijuana International Airport was proportionately higher.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results
	Year ended December 31,
	2011		2012
	Amount		Amount		% change
Revenues:
Aeronautical services	Ps.	3,077,927	Ps.	3,365,982	9.4%
Non-aeronautical services		824,580		1,008,452	22.3
		3,902,507		4,374,434	12.1
Improvements to concession assets		1,036,227		570,233	(45.0)
Total revenues		4,938,734		4,944,677	0.1
Operating costs:
Cost of services		986,938		1,060,002	7.4
Technical assistance fees		136,191		155,072	13.9
Concession taxes		193,802		217,295	12.1
Depreciation and amortization		742,969		827,230	11.3
Other expense		6,587		1,333	(79.8)
Cost of improvements to concession assets		1,036,227		570,233	(45.0)
Total costs		3,102,714		2,831,165	(8.8)
Income from operations		1,836,020		2,113,502	15.1
Finance (cost) income
Interest income, net		14,692		759	(94.8)
Exchange gain (loss), net		22,626		(14,782)	(165.3)
Net finance (cost) income		37,318		(14,023)	(137.6)
Income before income taxes		1,873,338		2,099,479	12.1
Income tax expense		(261,758)		(327,449)	25.1
Consolidated net income		1,611,580		1,772,030	10.0
Other operating data (unaudited):
Operating margin(1)		37.2%			42.7%
Net margin(2)		32.6%			35.8%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011

Revenues

Total revenues for 2012 increased 0.1%, from Ps. 4,938.7 million in 2011 to Ps. 4,944.7 million in 2012, due to an increase of Ps. 288.0 million in aeronautical services revenues, an increase of Ps. 183.9 million in non-aeronautical services revenues. This was partially offset by a Ps. 466.0 million decrease in revenues from improvements to concession assets as a result of the committed investments outlined in our Master Development Programs, which for 2012 were less than the corresponding amounts in 2011.

Aeronautical services revenues increased 9.4%, from Ps. 3,077.9 million in 2011 to Ps. 3,365.9 million in 2012, primarily due to a 5.3% increase in passenger traffic compared to 2011, a 0.9% increase in the Mexican Producer Price Index excluding petroleum and a 5.5% increase in specific tariffs as of June 2012. Revenues from passenger charges increased 10.4% or Ps. 266.4 million primarily driven by a 5.4% increase in passengers that paid passenger charges and the increase in specific tariffs as of June 2012. During 2012, revenues from aircraft landing and parking fees increased 7.5%, or Ps. 22.8 million, while the leasing of spaces to airlines for ticket counter and back office space and complementary services decreased 2.0%, or Ps. 3.2 million.

Non-aeronautical services revenues for 2012 increased Ps. 183.9 million, or 22.3%, from Ps. 824.6 million in 2011 to Ps. 1,008.5 million in 2012. The primary factor influencing the change in non-aeronautical revenues from 2011 to 2012 was a combined Ps. 118.3 million increase in our duty-free operations, recovery of costs revenues, car parking and advertising revenues. The increase in duty-free operations revenue was mainly due to the opening of the new Terminal 2 in the Los Cabos airport, where a new duty-free contract was entered into, which included a one-time payment of Ps. 26.6 million (which under the contract cannot be returned to the tenant under any circumstances) as well as higher rents than those paid by the previous tenant. The increase in recovery of cost revenues is related to the operation of the baggage screening systems which began in the fourth quarter of 2011. The increase in car parking is due to the increase in passenger traffic as well as the new parking fee structure implemented at the beginning of 2012. The increase in advertising is the result of the fact that since May 2011 we have been directly operating the advertising at all of our airports. Additionally, during 2012, our leasing of space to time share developers, food and beverages, car rentals and VIP lounges (lounges operated directly by us) contributed a combined increase of Ps. 49.2 million as compared to 2011.

Revenues from improvements to concession assets in 2012 decreased Ps. 466.0 million, or 45.0%, from Ps. 1,036.2 million in 2011 to Ps. 570.2 million in 2012. The main factor that determines the change in revenues from improvements to concession assets from 2011 to 2012 was a decrease in our commitments under the Master Development Programs for 2012, mainly due to the completion of construction of: (i) the new terminal at the Los Cabos airport, (ii) the expansion of the main terminal at the Tijuana airport, (iii) the construction of the overhanging cover at the Guadalajara airport and (iv) the expansion of the satellite building at the Puerto Vallarta airport.

Revenues by Airport

Total revenues at each of our airports increased, mainly due to the increase in aeronautical services revenues.

At the Guadalajara airport, revenues increased by 4.6% or Ps. 75.2 million, from Ps. 1,618.1 million in 2011 to Ps. 1,693.3 million in 2012. Aeronautical revenues increased 7.1% or Ps. 80.7 million, from Ps. 1,141.2 million in 2011 to Ps. 1,221.9 million in 2012, due to a Ps. 81.1 million or 7.1% increase in passenger charges caused by a 3.3% increase in passenger traffic and a 5.5% increase in tariffs due to inflation. Non-aeronautical revenues, at the Guadalajara airport, increased 18.1% or Ps. 52.0 million, from Ps. 287.2 million in 2011 to Ps. 339.2 million in 2012, due principally to an increase of Ps. 44.2 million in car parking, advertising, VIP lounges, recovery of costs and other commercial revenues. The increase was partially offset by a Ps. 57.6 million decrease in revenues from improvements to concession assets (revenues increased 9.3% taking into account only revenues from aeronautical and non-aeronautical services).

At the Tijuana airport, revenues decreased by 5.4% or Ps. 37.0, from Ps. 686.6 million in 2011 to Ps. 649.6 million in 2012, mainly due to a Ps. 107.5 million decrease in revenues from improvements to concession assets (revenues increased 13.3% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 11.3% or Ps. 49.4 million, from Ps. 437.2 million in 2011 to Ps. 486.7 million in 2012 at the Tijuana airport, due to an increase in passenger charges of Ps. 45.4 million. Non-aeronautical revenues increased at the Tijuana airport by 23.0% or Ps. 21.2 million, from Ps. 92.0 million in 2011 to Ps. 113.2 million in 2012, principally due to a Ps. 16.5 million increase in revenues from car parking, recovery of costs and advertising.

At the Los Cabos airport, revenues decreased by 5.5% or Ps. 56.9 million, from Ps. 1,042.7 million in 2011 to Ps. 985.8 million in 2012, mainly due to a decrease of Ps. 192.3 million in revenues from improvements to concession assets (revenues increased 20.0% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 12.0% or Ps. 58.2 million, from Ps. 485.1 million in 2011 to Ps. 543.3 million in 2012 at the Los Cabos airport, due to a 7.5% increase in passenger and the 5.5% increase in tariffs due to inflation. Non-aeronautical revenues increased at the Los Cabos airport by 40.4% or Ps. 77.2 million, from Ps. 191.4 million in 2011 to Ps. 268.6 million in 2012, mainly due to a Ps. 58.1 million increase in revenues from duty-free operations, recovery of costs and leasing of spaces to time-share developers.

At the Puerto Vallarta airport, revenues decreased by 9.6% or Ps. 73.9 million, from Ps. 773.4 million in 2011 to Ps. 699.5 million in 2012, mainly due to a decrease of Ps. 119.1 million in revenues from improvements to concession assets (revenues increased by 8.0% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 6.6% or Ps. 27.8 million, from Ps. 423.8 million in 2011 to Ps. 451.6 million in 2012 at the Puerto Vallarta airport, due to a 2.4% increase in passenger traffic and a 5.5% increase in tariffs due to inflation. Non-aeronautical revenues increased at the Puerto Vallarta airport by 12.3% or Ps. 17.5 million, from Ps. 142.3 million in 2011 to Ps. 159.8 million in 2012, due principally to a Ps. 10.7 million increases in recovery of costs, revenues from duty-free operations and advertising.

At the Hermosillo airport, revenues increased by 1.1% or Ps. 2.4 million, from Ps. 209.7 million in 2011 to Ps. 212.1 million in 2012 primarily due to an increase in aeronautical revenues resulting from a 7.3% increase in passenger traffic and a 5.5% increase in tariffs related to inflation (revenues increased 14.0% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 12.5% or Ps. 18.8 million, from Ps. 149.9 million in 2011 to Ps. 168.7 million in 2012 at the Hermosillo airport. Non-aeronautical revenues increased by 22.1% or Ps. 5.8 million, from Ps. 26.0 million in 2011 to Ps. 31.8 million in 2012, due to a Ps. 3.5 million increase in revenues from car parking, advertising and car rentals. The increase in aeronautical and non-aeronautical revenues was partially offset by a decrease of Ps. 22.2 million in revenues from improvements to concession assets in 2012 as compared to 2011.

At the Guanajuato airport, revenues increased by 12.4% or Ps. 26.3 million, from Ps. 210.7 million in 2011 to Ps. 237.0 million in 2012, mainly due to an increase of Ps. 20.8 million in aeronautical revenues (revenues increased 14.8% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 15.3% from Ps. 135.9 million in 2011 to Ps. 156.8 million in 2012 at the Guanajuato airport, mainly due to an 11.3% increase in passenger traffic and a 5.5% increase in tariffs related to inflation. Non-aeronautical revenues increased at the Guanajuato airport by 12.7% or Ps. 3.9 million, from Ps. 31.1 million in 2011 to Ps. 35.0 million in 2012, due primarily to a Ps. 3.9 million increase in revenues from car parking, recovery of costs and advertising. Revenues from improvements to concession assets increased 3.4% or Ps. 1.5 million from Ps. 43.7 million in 2011 to Ps. 45.2 million in 2012.

Revenues at our other 6 airports increased by 17.6% or Ps. 69.9 million, on an aggregate basis from Ps. 397.5 million in 2011 to Ps. 467.4 million in 2012, largely due to a Ps. 32.3 million increase in aeronautical revenues (revenues increased 10.7% taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues at these airports increased by 10.6% or Ps. 32.3 million, from Ps. 304.7 million in 2011 to Ps. 337.0 million in 2012, mainly due to a 6.1% increase in passenger traffic and a 5.5% increase in tariffs due to inflation. Non-aeronautical revenues increased by 11.5% or Ps. 6.3 million, from Ps. 54.7 million in 2011 to Ps. 61.0 million in 2012, due primarily to a Ps. 6.4 million increase in revenues from car parking, advertising, recovery of costs, and other commercial revenues. Revenues from improvements to concession assets increased 82.2% or Ps. 31.4 million from Ps. 38.1 million in 2011 to Ps. 69.5 million in 2012.

Total Costs

Cost of Services

Cost of services, which is comprised of employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps. 73.1 million, or 7.4%, from Ps. 986.9 million in 2011 to Ps. 1.0 billion in 2012. Safety, security and insurance expenses increased 21.5%, or Ps. 28.2 million, due to the outsourcing of certain of our check-point staff, the increase in implementation of additional security measures required by airport authorities related to checking for liquids carried by boarding passengers and outsourcing to a third party to operate the new baggage screening system equipment at our airports. Employee costs increased 5.4%, or Ps. 20.8 million, mainly due to severance payments of Ps. 14.4 million related to the personnel responsible for operating our airbuses and walkways, because beginning on November 1, 2012 we outsourced the entire operation to a third party, which assumed full responsibility. In addition, increases in salaries, annual incentives, labor union fees and other employee costs together amounted to Ps. 7.0 million. Maintenance expenses increased 11.4% or Ps. 20.6 million mainly due to routine maintenance on runways, security equipment, machinery and equipment, in addition to major maintenance undertaken in certain operational areas. Utility expenses increased 14.2%, or Ps. 17.4 million, mainly due to an increase in electricity rates and higher consumption of electricity as a result of the expansion of our terminals, the operation of new baggage screening system equipment, in part related with the fulfillment of our Master Developments Programs during 2012.

The main airports that contributed to the increase in the cost of services for 2012 were Guadalajara (cost of services increased 9.7%, to Ps. 272.7 million in 2012 from Ps. 248.5 million in 2011, as a result of an increase in advertising commissions of Ps. 4.9 million, an increase in the provision for doubtful accounts of Ps. 4.0 million and an increase in security and insurance Ps. 7.2 million), Los Cabos (cost of services increased 17.6%, to Ps. 149.4 million in 2012 from Ps. 127.1 million in 2011, as a result of the increase in electricity consumption due to the operation of new Terminal building), and Tijuana (cost of services increased 14.1%, to Ps. 169.4 million in 2012 from Ps. 148.5 million in 2011, as a result of increases in security costs of Ps. 5.9 million, maintenance expenses of Ps. 5.3 million, the provision for doubtful accounts of Ps. 4.4 million and an increase in electricity consumption of Ps. 3.0 million).

Technical Assistance Fee and Concession Tax

The technical assistance fee increased 13.9%, or Ps. 18.9 million, from Ps. 136.2 million in 2011 to Ps. 155.1 million in 2012. This increase was mainly due to an increase in our consolidated income from operations, which is used to calculate this fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP”.

As a result of increased revenues (excluding revenues from improvements to concession assets as they do not form part of income for purposes of the government concession tax), government concession taxes increased 12.1%, from Ps. 193.8 million in 2011 to Ps. 217.3 million in 2012.

Depreciation and Amortization

Depreciation and amortization increased 11.3% or Ps. 84.2 million, from Ps. 743.0 million in 2011 to Ps. 827.2 million in 2012, mainly due to the growth in infrastructure resulting from our fulfillment of our Master Development Programs and our commitment to provide better services to our clients. The amortization of concessions did not fluctuate materially.

Cost of improvements to concession assets

Cost of improvements to concession assets in 2012 decreased Ps. 466.0 million, or 45.0%, from Ps. 1.0 billion in 2011 to Ps. 570.2 million in 2012. The primary factor influencing the decrease in cost of improvements to concession assets from 2011 to 2012 was the change in amounts allocated in our Master Development Programs for 2012 as compared to 2011.

Operating Costs by Airport

Operating costs at most of our airports decreased, mainly due to the 45.0% decrease in the cost of improvements to concession assets described above.

Operating costs for the Guadalajara airport were Ps. 778.3 million in 2012, a 0.9% or Ps. 7.2 million increased from the Ps. 771.1 million recorded in 2011. This increase was primarily due to a 14.4% or Ps. 30.4 million increase in depreciation and amortization, from Ps. 210.2 million in 2011 to Ps. 240.5 million in 2012. Additionally the cost of maintenance, security, professional services and utilities increased 34.4% or Ps. 16.6 million. The increase in operating costs was partially offset by a Ps. 57.6 million decrease in the cost of improvements to concession assets from Ps. 189.8 million in 2011 to Ps. 132.2 million in 2012 (operating costs increased 11.2% or Ps. 64.8 million, without including improvements to concession assets).

Operating costs for the Tijuana airport decreased Ps. 66.5 million or 14.0%, to Ps. 408.0 million in 2012 from the Ps. 474.5 million recorded in 2011. This decrease was due to a 68.4% or Ps. 107.5 million decrease in the cost of improvements to concession assets from Ps. 157.3 million in 2011 to Ps. 49.8 million in 2012. The decrease was partially offset by a Ps. 20.9 million increase in the cost of services and a Ps. 13.2 million increase in depreciation and amortization (operating costs increased 13.0% or Ps. 41.1 million, without including improvements to concession assets).

Operating costs for the Los Cabos airport decreased 21.8% or Ps. 139.0 million, to Ps. 498.5 million in 2012 from the Ps. 637.5 million recorded in 2011. This decrease was mainly due to a 52.5% or Ps. 192.3 million decrease in the cost of improvements to concession assets from Ps. 366.2 million in 2011 to Ps. 173.9 million in 2012. This decrease was partially offset by a Ps. 22.3 million increase in the cost of services and a Ps. 22.3 million increase in depreciation and amortization (operating costs increased 19.6% or Ps. 53.3 million without including improvements to concession assets).

Operating costs for the Puerto Vallarta airport were Ps. 401.1 million in 2012, a 19.4% or Ps. 96.3 million decrease from the Ps. 497.4 million recorded in 2011. This decrease was primarily due to a 57.5% or Ps. 119.2 million decrease in the cost of improvements to concession assets from Ps. 207.3 million in 2011 to Ps. 88.1 million in 2012. The decrease was partially offset by a Ps. 14.0 million increase in the cost of services and a Ps. 7.1 million increase in depreciation and amortization (operating costs increased 7.9% or Ps. 22.8 million without including of improvements to concession assets).

Operating costs for the Hermosillo airport decreased 1.8% or Ps. 2.7 million, to Ps. 143.8 million in 2012 from the Ps. 146.5 million recorded in 2011. This decrease was due to a 65.7% or Ps. 22.2 million decrease in the cost of improvements to concession assets from Ps. 33.8 million in 2011 to Ps. 11.6 million in 2012. This decrease was partially offset by a Ps. 11.7 million increase in the cost of services and a Ps. 4.9 million increase in depreciation and amortization (operating costs increased 17.3% or Ps. 19.5 million without including improvements to concession assets).

Operating costs for the Guanajuato airport increased 6.9% or Ps. 10.5 million, from the Ps. 152.5 million recorded in 2011 to Ps. 163.0 million in 2012. This increase was primarily due to a 3.4% or Ps. 1.5 million increase in the cost of improvements to concession assets from Ps. 43.7 million in 2011 to Ps. 45.2 million in 2012. Additionally the cost of services increased Ps. 5.4 million and depreciation and amortization increased Ps. 1.7 million (operating costs increased 8.3% or Ps. 9.0 million without including improvements to concession assets).

Operating costs for our 6 other airports increased 13.6% or Ps. 54.4 million, from the Ps. 400.9 million recorded in 2011 to Ps. 455.3 million in 2012. This increase was primarily due to a 82.2% or Ps. 31.3 million increase in the cost of improvements to concession assets from Ps. 38.1 million in 2011 to Ps. 69.5 million in 2012 (operating costs increased 6.4% or Ps. 23.1 million without including improvements to concession assets). Additionally, the cost of services increased Ps. 14.3 million and depreciation and amortization increased Ps. 4.1 million.

Income from Operations

Operating income increased 15.1%, or Ps. 277.5 million, from Ps. 1.8 billion in 2011 to Ps. 2.1 billion in 2012. This increase was due to higher revenue in 2012, which was partially offset by increases in expenses. Our operating margin increased 557 basis points, from 37.2% in 2011 to 42.7% in 2012 (taking into account only the sum of aeronautical and non-aeronautical revenues, the operating margin increased 130 basis points from 47.0% to 48.3% in 2012).

Income from Operations by Airport

Operating margin is calculated by dividing income from operations at each airport by total revenues for that airport.

Operating income for the Guadalajara airport increased by 8.0% or Ps. 67.9 million, from Ps. 847.1 million in 2011 to Ps. 915.0 million in 2012, mainly due to an increase in aeronautical and non-aeronautical revenues of Ps. 132.8 million. This increase was partially offset by an increase in the costs of operations of Ps. 37.5 million and an increase in depreciation and amortization of Ps. 30.4 million. The operating margin increased 169 basis points, from 52.3% to 54.0% (operating margin decreased 69 basis points from 59.3% to 58.6%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Tijuana airport increased by 13.9% or Ps. 29.5 million, from Ps. 212.1 million in 2011 to Ps. 241.6 million in 2012, primarily due to a slightly greater increase in aeronautical and non-aeronautical revenues as a result of an increase in passenger traffic then the corresponding increase in operating costs. The operating margin increased 630 basis points from 30.9% to 37.2% (operating margin increased 20 basis points to 40.1% from 40.3%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Puerto Vallarta airport increased by 8.1% or Ps. 22.4 million, from Ps. 276.0 million in 2011 to Ps. 298.4 million in 2012, primarily due to a slightly greater increase in the aeronautical and non-aeronautical revenues as a result of the increase in passenger traffic then the corresponding increase in operating costs. The operating margin increased 697 basis points from 35.7% to 42.7% (operating margin increased 5 basis points to 48.75% from 48.80%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Los Cabos airport increased by 20.3% or Ps. 82.1 million, from Ps. 405.2 million in 2011 to Ps. 487.3 million in 2012, primarily due to an increase in the aeronautical and non-aeronautical revenues. The operating margin increased 1,057 basis points from 38.9% to 49.4% (operating margin increased 12 basis points to 59.9% from 60.0%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Hermosillo airport increased by 8.1% or Ps. 5.1 million, from Ps. 63.2 million in 2011 to Ps. 68.3 million in 2012, primarily due to an increase in the aeronautical and non-aeronautical revenues. The operating margin increased 207 basis points from 30.1% to 32.2% (operating margin decreased 186 basis points from 35.9% to 34.1%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Guanajuato airport increased by 27.1% or Ps. 15.8 million, from Ps. 58.2 million in 2011 to Ps. 74.0 million in 2012, primarily due to an increase in the aeronautical and non-aeronautical revenues. The operating margin increased 359 basis points from 27.6% to 31.2% (operating margin increased 372 basis points from 34.9% to 38.6% taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for our 6 other airports increased by 454.5% or Ps. 15.5 million, to a gain of Ps. 12.1 million in 2012 from a loss of Ps. 3.4 million in 2011. The change in operating income was primarily due to a higher percentage increase in the sum of aeronautical and non-aeronautical revenues as compared to our fixed costs.

Finance income (cost)

The finance income (cost) experienced a negative variation of Ps. 51.3 million in 2012 with respect to 2011, from an income of Ps. 37.3 million in 2011 to an expense of Ps. 14.0 million in 2012. This decrease was mainly due to the impact of exchange rate variations, which went from a gain of Ps. 22.6 million in 2011 to a loss of Ps. 14.8 million in 2012, resulting in a negative impact of Ps. 37.4 million. This decline occurred due to the 13.1% devaluation of the Mexican peso versus the U.S. dollar during 2011, while during 2012, the Mexican peso appreciated 6.9%; additionally, the Company held a larger dollar position. Furthermore, interest income declined from Ps. 14.7 million in 2011 to Ps. 0.8 million in 2012, due to a decline in interest capitalization for qualifying assets as a result of a decrease in committed investments in 2012 compared to 2011.

Income Taxes

Income taxes for 2012 were Ps. 327.4 million, which principally consisted of the following: (i) current income tax expense for the year of Ps. 551.8 million; it was partially offset with deferred income tax derived from the concession value, other assets and tax loss carryforwards of Ps. 208.2 million and (ii) an increase in the recoverable asset tax of Ps. 16.1 million, stemming from revised financial projections at certain of our airports. Our effective tax rate increased from 14% for 2011 to 16% in 2012. As compared with 2011, income taxes increased Ps. 65.7 million, from Ps. 261.8 million in 2011 to Ps. 327.4 million in 2012. Additionally, current income tax increased Ps. 71.2 million from 2011 to 2012 mainly due to the 12.1% increase in income before taxes.

Net Income

Net income increased by 10.0% or Ps. 160.4 million, from Ps. 1.6 billion in 2011 to Ps. 1.8 billion in 2012, mainly due to the Ps. 277.5 million increase in operating income, and partially offset by the Ps. 51.3 million negative variation in finance income (cost). Our net margin increased from 32.6% in 2011 to 35.8% in 2012 (net margin decreased to 40.5% from 41.3%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we did not incur any significant indebtedness until 2007. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our Master Development Programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2011 and 2012, we used Ps. 1.0 billion and Ps. 1.1 billion, respectively, of our cash balances for the payment of dividends.

At December 31, 2011 and 2012, we had Ps. 2.1 billion and Ps. 1.7 billion of cash and cash equivalents, and Ps. 278.3 million and Ps. 433.6 million of financial investments held for trading purposes, respectively. These increases in 2012 were due in part to new funds from a bank loan of Ps. 601.3 million, used for capital expenditures in 2012. We believe our working capital and resources expected to be generated from operations, in conjunction with the proceeds from our credit agreements, will continue to meet our present operating requirements.

Cash Flows

In 2012, we generated Ps. 2.7 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: i) dividend payments of Ps. 847.5 million on May 31, 2012 and Ps. 282.5 million on November 1, 2012, ii) a capital reduction of Ps. 870.0 million, and iii) capital expenditures of approximately Ps. 193.3 million in machinery, equipment and improvements to our airport facilities.

In 2011, we generated Ps. 2.3 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: i) dividend payments of Ps. 780.0 million on May 31, 2011 and Ps. 255.1 million on November 29, 2011, ii) capital expenditures of approximately Ps. 238.8 million in machinery, equipment and improvements to our airport facilities, and iii) a repurchase of Ps. 777.5 million in shares.

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

The fair value of our hedging derivative financial instrument was an asset of Ps. 4.5 million as of December 31, 2011 and of Ps. 1.0 million as of December 31, 2012.

On May 26, 2011, we entered into an additional line of credit for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance working capital and capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012, for a total amount of Ps. 1.0 billion with HSBC, represented by unsecured credit agreements with cross guarantees provided by the individual airports. The loans bear interest at the variable 28-day TIIE rate plus 165 basis points and require quarterly principal and interest payments over a period of seven years. During 2011 and 2012 a total of Ps. 913.1 million was disbursed under the line of credit, the remaining Ps. 110.8 million will be disbursed during 2013.

On June 6, 2011, we entered into an additional line of credit for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance working capital and capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012, for a total amount of Ps. 551.4 million with Banamex, represented by unsecured credit agreements with cross guarantees provided by the individual airports. The loans bear interest at the variable 91-day TIIE rate plus 135 basis points for the 2011 disbursements and at the variable 91-day TIIE rate plus 143 basis points for the 2012 disbursements. The loan requires quarterly principal and interest payments over a period of seven years from the date of the disbursement. Ps. 355.1 million in funds from this line were disbursed on different dates during 2011. The remaining Ps. 196.3 million was to be disbursed during 2012. However, on March 16, 2012, Banamex notified the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports that based on article 294 of Mexico’s Negotiable Instruments and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito) and pursuant to clause XXIV of the credit agreement entered into with these airports, Banamex would not make any future disbursements outlined in clause V of the credit agreement. On November 7, 2012, the Company notified Banamex that the remaining balance of the loan would be prepaid. Ps. 77.9 million of the remaining balance was prepaid on December 7, 2012 and Ps. 105.3 million was prepaid on December 23, 2012. A final payment was made on January 11, 2013 for Ps.104.6 million, for a total of Ps. 287.8 million; thereby repaying the loan balance in full. With these payments credit loans will be completely liquidated. This prepayment was financed by a new loan from BBVA Bancomer for a line of credit for the Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports for Ps. 287.8 million, which was contracted on November 23, 2012 and which bears interest at the variable 91-day TIIE rate plus 120 basis points at quarterly principal and interest payments for a period of seven years. This is an unsecured credit agreement with crossed guarantees between the airports receiving the credit. As of December 31, 2012, we were in compliance with all covenants stipulated by these credit agreements.

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

The table below sets forth our historical capital expenditures. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For the 2011 and 2012, the total of our investments allocated but unpaid were Ps. 276.4 million and Ps. 163.6 million respectively.

Capital Expenditures

Year ended December 31,	(thousands of pesos) (1)
2012	Ps.	979,014
2011		1,255,036

(1)	Expressed in nominal pesos.

In 2012, we spent Ps. 979.0 million on capital expenditures, principally for terminals, and runways and aprons. In 2011, we spent Ps. 1.3 billion on capital expenditures, principally for terminals, equipment for the inspection of checked baggage, runways and aprons. On December 15, 2011, we established two trusts to set aside the financing needs for the expansion of the main terminal at our Tijuana airport and for the new Terminal 2 at our Los Cabos airport, respectively. The funds set aside in these trusts will be used exclusively to make payments from work on each of the projects and are available for immediate use. See “Item 4, History and Development of the Company – Master Development Programs” for more detail on our historical capital expenditures.

During 2011 and 2012, 38.1% and 19.7% respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and from the indebtedness described above.

Share Repurchase Program

At the General Ordinary Shareholders’ Meeting held July 22-25, 2010, a stock buy-back program for Series B shares was approved under the Mexican Securities Law rules, for a maximum amount of Ps. 1.00 billion from July 25, 2010 to April 27, 2011. During that period we purchased 20,217,600 shares at an average price of Ps. 45.20 for Ps. 913.8 million. These shares represent 3.6% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 473.5 million for the twelve months following April 27, 2011. During that period we purchased 10,061,800 shares at an average price of Ps. 47.06 for Ps. 473.5 million. These shares represent 1.8% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 16, 2012, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 280.0 million for the twelve months following April 16, 2012. No shares, however, were repurchased during 2012.

Critical Accounting Policies

We prepare our audited consolidated financial statements in conformity with IFRS.

We base our estimates and judgments on our historical experience, on technical merits for tax positions, on financial projections and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. Our significant accounting policies are described in Note 2.g to our audited consolidated financial statements.

We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Contingencies and Provisions

We are a party to a number of legal proceedings. Under IFRS, liabilities are recognized in the financial statements when a loss is both estimable and probable. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements.

Allowance for doubtful accounts

We systematically and periodically review the aging and collection of our accounts receivable and record an allowance for doubtful accounts when evidence exists that they will not be fully recoverable. We believe such risk is adequately covered by guarantee deposits in cash or other kind of guarantees by clients.

Income Taxes

In conformity with IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At year-end for 2011 and 2012, we recorded, within the long-term deferred income tax asset, an estimated amount of recoverable asset tax paid (Ps. 345.0 million and Ps. 335.3 million, respectively), based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. As a result of changes in Mexican tax law, (See “Item 5, Operating and Financial Review and Prospects – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring on 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports and GAP itself, which has ten years to apply its tax loss. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Based on our financial projections, we must determine whether we will incur regular income tax or IETU, and, accordingly, recognize deferred taxes based on that expectation. In 2011, we canceled the recoverable income taxes paid on dividends for a total amount of Ps. 0.6 million, as we did not believe we would recover that amount in future years. In 2012, we canceled the recoverable income taxes paid on dividends for a total amount of Ps. 0.2 million, as we do not believe we will recover that amount in future years. Every year we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

In accordance with the Income Tax Law for 2012, income tax rate was 30% for 2011 and 2012. In 2012, the income tax rates for 2013 and 2014 were modified, from 29% to 30% and from 28% to 29%, respectively. The income tax rate will be 28% for 2015 and thereafter. Additionally, beginning in 2010, the IETU rate is 17.5%. We have recalculated our deferred tax assets and liabilities using the appropriate tax rates depending on when the tax differences triggering the deferred tax asset or liability will be reversed.

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

Accounting for the Concession

We believe we have carried out a comprehensive implementation of the standards applicable to the accounting treatment of our concession and have determined that, among others IFRIC 12 is applicable to us. We treat our investments related to improvements and upgrades to be performed in connection with our Master Development Programs under the intangible asset model established by IFRIC 12 and do not recognize a provision for maintenance, as all investments required by the Master Development Programs, regardless of their nature, directly increase the maximum tariff per traffic unit. Accordingly, all amounts invested under the Master Development Programs have a direct correlation to the amount of fees we will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues we will be able to generate. As a result, we define all expenditures associated with investments required by the Master Development Programs as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the Master Development Programs is mandatory, as well as the fulfillment of the maximum tariff and therefore, in case of a failure to meet any one of these obligations (Master Development Program amounts or maximum tariff), we could be subject to sanctions and our concessions could be revoked. See “Item 4, Regulatory Framework – General Obligations of Concession Holders”.

Depreciation and Amortization

In light of the nature of our business and our concessions, we make certain assumptions and professional judgments regarding recognition of depreciation and amortization of our tangible and intangible assets. Depreciation of our tangible assets is calculated under the straight-line method based on the useful lives of the related assets. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis. To determine the amortization period of intangible assets, we focus either on the period over which they will generate future economic benefits or the concession term, whichever is less. We believe that the decisions made are the most reasonable based on information available, on the judgments made and the way in which we manage our operations.

Recently Issues Accounting Standards

New or revised International Financial Reporting Standards:

Standard	Effective as of
IFRS 13 Fair Value Measurement	January, 1, 2013
Amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities	January, 1, 2013
Amendments to IFRS Annual improvements to IFRS 2009-2011, except for the amendments to IAS 1	January, 1, 2013
Amendments to IAS 1 Presentation of Concepts From Other Comprehensive Income	January, 1, 2013
Amendments to IAS 32 Disclosures – Offsetting Financial Assets and Financial Liabilities	January, 1, 2014
IFRS 9 Financial Instruments	January, 1, 2015
Amendments to IFRS 9 and IFRS 7 Mandatory effective date of IFRS 9 and Transition Disclosures	January, 1, 2015

Following is a summary of these standards; for a full description see Note 32 in our consolidated financial statements.

IFRS 13 Fair Value Measurement – Establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements.

Amendments to the IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities – The amendment requires disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

Amendments to IFRS Annual improvements to IFRS 2009-2011, except for the amendments to IAS 1 – The amendment makes amendments to several standards. Amendments are effective for annual periods beginning on or after January 1, 2013. The amendments include:

•

Amendments to IAS 16 Property, Plant and Equipment – Clarifies the recognition of spare parts, stand-by equipment and servicing equipment in accordance with IAS 16 when they meet the definition of as property, plant and equipment. Otherwise, such items are classified as inventory.

•	Amendments to IAS 32 Financial Instruments: Presentation – Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes.

Amendments to IAS 1 Presentation of Concepts from Other Comprehensive Income – The amendment retains the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section.

Amendments to IAS 32 Disclosures – Offsetting Financial Assets and Financial Liabilities – The amendments clarify certain aspects because of diversity in application of the requirements on offsetting.

IFRS 9 Financial Instruments – Issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Amendments to IFRS 9 and IFRS 7 Mandatory effective date of IFRS 9 and Transition Disclosures – On December 16, 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9 and IFRS 7), which amended the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012.

	Payments due by period
Contractual Obligations	Total		Less than 1 year(4)		1-3 years		3-5 years		More than 5 years
	(in millions of pesos)
Master Development Programs (1)(5)	Ps.	665.0	Ps.	411.3	Ps.	253.7	Ps.	n/a	Ps.	n/a
Purchase Obligations (2)		115.5		57.1		58.4		n/a		n/a
Bank Loans		2,012.7		555.9		749.2		481.1		226.5
Interest from Bank Loans (6)		356.7		127.6		154.2		62.3		12.6
Operating Lease Obligations (3)		20.9		7.5		13.4		n/a		n/a

Total	Ps.	3,170.8	Ps.	1,159.5	Ps.	1,228.9	Ps.	543.4	Ps.	239.1

(1)	Figures expressed in constant pesos as of December 31, 2007 based on the Mexican Producer Price Index, construction sector, materials, equipment rental and fees sector segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones).
(2)	Reflects a minimum fixed annual payment of U.S.$ 4.0 million required to be paid under our technical assistance agreement, assuming an average exchange rate of Ps. 12.7 per U.S.$ 1.00 and an annual U.S. inflation rate of 2.0%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2012.
(5)	In the fifth year of the Master Development Programs (2014), a negotiation will take place with the Ministry of Communications and Transportation to determine the new Master Development Program commitments for the subsequent five-year period (2015-2019).
(6)	For the interest calculations, we determined the interest payments using a fixed interest rate of 8.52% for the loans contracted in 2007, using an estimated rate of 8.37% for the loans contracted in 2009, an estimated rate of 7.13% for the loans contracted in 2011 and an estimated rate of 6.83% for loans contracted in 2012. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness”.

Item 6.	Directors, Senior Management and Employees

Directors

The board of directors is responsible for the management of our business. Pursuant to our bylaws, our board of directors generally must consist of 11 members. Under Mexican law, at least 25 percent of our directors must be independent (as determined by our shareholders at each annual general ordinary shareholders’ meeting applying the provisions of our bylaws and relevant Mexican and other laws); under the Securities Market Law, the National Banking and Securities Commission may object to such designation of independence. Currently, our board of directors consists of 11 directors.

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

At our April 16, 2012 General Shareholders’ Meeting, several changes were approved to the composition of our board of directors, including a change in the Chairman of the Board, and three new members were ratified. The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws”.

Name	Title	Director since	Age	Alternate
Eduardo Sánchez Navarro Redo*	Chairman and Director (AMP)	April 16, 2012	66	Laura Diez Barroso Azcárraga
José Vicente Corta Fernández*	Director (AMP)	April 16, 2012	48	Maria de los Reyes Escrig Tegeiro
Javier Marín San Andrés*	Director (AMP)	August 1, 2001	56	Rodrigo Marabini Ruiz
Carlos Francisco del Río Carcaño	Director (AMP)	April 16, 2012	63	Julián Fernández Rodes
Joaquin Vargas Guajardo **	Director (Independent)	April 16, 2012	59	—
Carlos Cárdenas Guzmán**	Director (Independent)	September 22, 2011	62	—
Enrique Luis Castillo Sanchez Mejorada**	Director (Independent)	April 16, 2012	56	—
Alfredo Elías Ayub**	Director (Independent)	April 16, 2012	63	—
Angel Losada Moreno**	Director (Independent)	April 16, 2012	57	—
Roberto Servitje Achutegui**	Director (Independent)	April 16, 2012	59	—
Eduardo J. Gallastegui Armella***	Director (Independent)	July 25, 2010	56	—

*	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
**	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
***	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.

Eduardo Sánchez Navarro Redo. Eduardo Sánchez Navarro Redo is the chairman of our board of directors. He is currently also the chairman of AMP. He is the founder of Grupo Questro, a real estate investment group with substantial holdings in Los Cabos, including luxury resorts and residential developments such as Cabo Real and Puerto Los Cabos. He is also a member of the board of directors and vice chairman of Cultiva (the holding company for GEPP and Grupo Azucarero) and a member of the Mexican Resort Development Association (AMDETUR) since 1991, which is an organization that includes 90% of tourism real estate developers in the country. He is the vice president of the National Tourist Business Counsel (CNET) and has served as president of the Hotels and Tourism Companies Investors Association (AIHET). He is also the president and founder of the Coordinating Counsel of Los Cabos.

José Vicente Corta Fernández. Mr. Corta Fernández was elected by AMP to the Company’s board of directors on April 16, 2012. He is currently a partner of White & Case, S.C. He is also a chairman of the National Saving System for retirement (Comision Nacional de Ahorro para el Retiro), and he serves as executive secretary of the Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario). He has worked with the International Monetary Fund and the World Bank as a consultant on international financial matters. Mr. Corta Fernández holds a Bachelor’s degree in law from the Universidad Iberoamericana in Mexico City, Mexico. The World Economic Forum named him a “Young Global Leader” in 2006.

Javier Marín San Andrés. Javier Marín San Andrés has been a member of our board of directors since 2001. He is currently a director of Aeropuertos Españoles y Navegación Aérea, S.A. (AENA). He is also a member of the board of directors of the engineering company INECO, as well as Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. He joined AENA in 1991 and has occupied various executive posts since then, including Director General of Air Navigation, Director of Corporate Development and Director General of AENA International, a public limited company that manages AENA’s activity abroad. He has also served in various positions at the Technical University of Madrid, including as Directorate General of Civil Aviation, and at the Experimental Center of the Eurocontrol Organization in Paris and the business group Indra. He holds a degree in Aeronautical Engineering from the Technical University of Madrid, a master’s degree in Finance Management from the Official Chamber of Commerce and Industry of Madrid and a degree in Executive Management from the IESE Business School.

Carlos Francisco del Río Carcaño. Mr. del Río Carcaño was elected to the Company’s board of directors on April 16, 2012, as a director nominee. Mr. del Río Carcaño is the Chairman and Chief Executive Officer of TBI and Abertis Airports; he is responsible for a portfolio of 26 airports in 7 countries, including London Luton, Belfast International and Cardiff Airport in the UK; Stockholm Skavsta in Sweden; Orlando Sanford International in the United States; and an airport management business in the United States that operates airports and airport facilities, including the international terminal at the world’s busiest airport, Atlanta. Mr. del Río’s portfolio also extends to Sangster International in Montego Bay, Jamaica; Aeropuerto de Santiago in Santiago de Chile; and Aeropuerto Internacional Alfonso Bonilla Aragón in Cali, Colombia. Before joining TBI and Abertis Airports in 2007, Mr. del Río served as our CEO. Mr. del Río received a telecommunications engineering degree from ETSIS Madrid.

Joaquin Vargas Guajardo. Mr. Vargas Guajardo was elected to the Company’s board of directors on April 16, 2012 as an independent director nominee. He is Chairman of the board of directors of Grupo MVS Comunicaciones, S.A. de C.V., which includes, among others, radio stations such as MVS News, EXA FM and La Mejor, as well as DISH satellite television services and the television channel 52MX. He currently serves on the board of directors of the following publically traded companies: Vitro, Grupo Financiero Santander and Medica Sur. He is also a member of the board of directors of El Universal newspaper and Costamex. He is also a board member of the Panamericana University and of the Patronage of the National Nutrition Institute, among others.

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our board of directors since 2011. He also serves as president of our Audit Committee. Mr. Cárdenas is a Certified Public Accountant with a degree from the Universidad Autónoma de Guadalajara and a master’s degree in Tax Law from the Universidad Panamericana (IPADE). He is a retired partner of Ernst & Young Mexico. He also currently serves on the boards of directors and audit committees of numerous large Mexican companies. He serves as president of the ABC Medical Center board, as a board member and audit committee president of CHG-MERIDIAN México, S.A.P.I. de C.V., as a board member of Reaseguradora Patria, S.A.B. and as a board member and audit committee member of General de Seguros, S.A.B. He is also a member of several professional and business associations; most notably, he serves as president of the Instituto Mexicano de Contadores Públicos, A.C. (IMCP).

Enrique Luis Castillo Sánchez Mejorada. Mr. Castillo Sánchez Mejorada was elected to the Company’s board of directors on April 16, 2012 as an independent director nominee. From April 2011 to present, Mr. Castillo Sánchez Mejorada has acted as a senior advisor of Grupo Financiero Banorte, S.A.B. de C.V. From October 2000 to March 2011, Mr. Castillo Sánchez Mejorada was the Chairman of the board and Chief Executive Officer of Ixe Grupo Financiero, S.A.B. de C.V., a Mexican financial holding company that merged into Grupo Financiero Banorte in April 2011. In addition, Mr. Castillo Sánchez Mejorada was the president of the Mexican Banking Association (Asociación de Bancos de México) from March 2007 to March 2009. Currently, Mr. Castillo Sánchez Mejorada serves as an independent director on the boards of (i) Grupo Herdez, S.A.B. de C.V., a Mexican holding company for the manufacture, sale and distribution of food products; (ii) Alfa, S.A.B. de C.V., a Mexico-based holding company that, through its subsidiaries, is engaged in the petrochemical, food processing, automotive and telecommunication sectors; (iii) Organización Cultiba, S.A.B. de C.V., a Mexico-based holding company primarily engaged in the beverages industry; (iv) Médica Sur, S.A.B. de C.V., a Mexico-based company engaged in the hospital business; (v) Grupo Casa Saba, S.A.B. de C.V., a Mexican wholesale distributor of pharmaceutical, health, beauty and other consumer products; and (vi) Southern Copper Corporation, a U.S.-based mining company that is one of the largest integrated copper producers in the world. Mr. Castillo Sánchez Mejorada holds a Bachelor’s degree in Business Administration from the Universidad Anáhuac in Mexico City, Mexico.

Alfredo Elías Ayub. Mr. Elías Ayub was elected to our board of directors on April 16, 2012. From 1996 to 1999, Mr. Elías Ayub served as CEO of Airports and Auxiliary Services (ASA), the operator of the International Airport of Mexico City (AICM), during which he was responsible for the management of 58 airports in Mexico. He was also CEO of the Electricity Federal Commission (CFE) from 1999 to April 2011. Currently, he serves on the board of the Harvard Business School. Mr. Elías Ayub has a degree in civil engineering from the Universidad Anahuac and a Master’s degree in business administration from Harvard University, from which he graduated with honors. In 2008, he received the National Engineering Award, and in 2011, he was awarded the Medal of Merit of the Red Cross.

Angel Losada Moreno. Mr. Losada Moreno has a degree in Business Administration from the Universidad Anahuac. He is currently Chairman of the board and CEO of Grupo Gigante, S.A.B. de C.V. He is a member of the boards of directors of several well-known Mexican and American companies and organizations, including Teléfonos de México, S.A. de C.V., Grupo Financiero Banamex – Citigroup, Hospital Infantil de México Federico Gómez, Laboratorios Novag and MD Anderson. He has also served as Chairman of the board of the Mexican National Association of Retailers (Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., or “ANTAD”), director and member of the board of directors of the Food Marketing Institute of the United States and member of the board of Mexico City’s National Chamber of Commerce (Cámara Nacional de Comercio de la Ciudad de México).

Roberto Servitje Achutegui. Mr. Servitje Achutegui was elected to the Company’s board of directors on April 16, 2012 as an independent director nominee. He has 24 years of experience in the food and beverage industry in Grupo Bimbo, S.A. and as president of Grupo Altex S.A., a diversified agro-industrial group, since January 2000. He received an MBA degree with a double major in Marketing and Finance from Northwestern University (Kellogg). He is also a member of the board in various companies such as Grupo Elektra, Banco Azteca, Grupo Lacrem (in Barcelona) and Financiera Independencia. He also serves as co-chair of Mexico’s “Vision for Sustainable Agriculture” at the World Economic Forum and as Treasurer of the Patronato de Arte Contemporáneo and Fundación Olga y Rufino Tamayo.

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

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Fernando Bosque Mohíno	Chief Executive Officer	January 1, 2011	59
Rodrigo Guzmán Perera	Chief Financial Officer	August 1, 2001	41
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	60
Miguel Aliaga Gargollo	Investor Relations and Public Relations Officer	May 8, 2006	43
Jorge Luis Valdespino Rivera	Director of Human Resources and Quality Control	August 21, 2006	49
Raúl Revuelta Musalem	Director of Commercial Activities	September 1, 2009	36
José Ignacio Ascacíbar Martínez	Director of Technical Operations	April 1, 2010	49

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

Rodrigo Guzmán Perera. Mr. Guzmán was named our Chief Financial Officer in August 2001. In 1999, Mr. Guzmán represented Union FENOSA, S.A. in its participation in AMP. Previously, he was the General Comptroller and Director of Tax Planning of Union FENOSA México, the Chief Financial Officer of Ibertec México, S.A. de C.V. (controlled by Union FENOSA) and the Chief Financial Officer of Ibersis México, S.A. de C.V. (controlled by Union FENOSA). Mr. Guzmán also served as Chief Financial Officer of Inversora del Noroeste, S.A. de C.V. and Fuerza y Energía de Hermosillo, S.A. de C.V. in 1998 and 1999. Mr. Guzmán received a degree in business from the Instituto Tecnológico Autónomo de México (ITAM); he is currently participating in a joint Master’s program between the Instituto Tecnológico y de Estudios Superiores de Monterrey and the Thunderbird School of Global Management in Phoenix, Arizona, after which he will receive a Master’s degree in business administration.

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

Compensation of Directors and Executives

For 2012, the aggregate compensation earned by our directors, alternate directors and executive officers was approximately Ps. 27.3 million, including compensation paid to the directors, alternate directors and executive officers of our operating subsidiaries (19 people in total). We have not established any pension, retirement or similar benefits or arrangements for these individuals.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, should have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$ 3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the proprietary members of the Operating Committee are Fernando Bosque Mohíno, the chief executive officer who presides over the committee, Rodrigo Marabini Ruíz, Carlos Laviada Ocejo, Rodrigo Guzmán Perera, the chief financial officer, Raúl Revuelta Musalem, director of commercial activities and José Ignacio Ascacíbar Martínez, director of Technical Operations. Carlos del Río Carcaño, Carlos Porrón Suárez and Eduardo Sánchez-Navarro Redo serve as alternates for Fernando Bosque Mohíno, Rodrigo Marabini Ruíz and Carlos Laviada Ocejo, respectively.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for: (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. The Audit and Corporate Practices Committee is also responsible for reviewing our corporate governance and all related-party transactions (according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit and Corporate Practices Committee of the number of members representing 20% of the committee’s total members, but at least one member who must also fulfill applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit and Corporate Practices Committee must at all times be compliant with all applicable laws and regulations, including independence requirements, for every jurisdiction in which our securities are listed or quoted. As of the date of this report, the members of the Audit and Corporate Practices Committee are Carlos Cárdenas Guzmán, Enrique Luis Castillo Sánchez Mejorada and Angel Losada Moreno.

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. The committee is formed by two members and one alternate. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$ 400,000 and that any contract between us, on the one hand, and AMP or any of its related parties, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the members of the Acquisitions Committee are Rodrigo Marabini Ruiz and Joaquin Vargas Guajardo. Carlos del Río Carcaño was elected to serve as an alternate member to Rodrigo Marabini Ruiz. A secretary has also been appointed who is not a member of the committee. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within its subject-matter ambit. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Carlos del Río Carcaño and Alfredo Elías Ayub. Laura Diez Barroso Azcárraga had been elected to serve as an alternate member to Carlos del Río Carcaño.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated.

Employees

	December 31,
	2010	2011	2012(2)
Categories of activity:
Airport operations	779	720	583
Airport maintenance	138	138	133
Administration(1)	169	185	185
Geographic location:
Guadalajara	245	194	142
Tijuana	127	127	86
Los Cabos	90	88	80
Puerto Vallarta	107	107	76
Hermosillo	67	66	63
Guanajuato	68	66	62
La Paz	47	47	47
Mexicali	46	47	48
Morelia	56	57	56
Aguascalientes	51	50	49
Los Mochis	42	41	40
Manzanillo	36	36	35

Total(1)	1,086	1,043	901

(1)	Total at December 31, 2010, 2011 and 2012 includes 104, 117 and 117 employees, respectively, of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., our administrative services subsidiary located in Guadalajara.
(2)	As of April 5, 2013 CORSA employed 425 people, SIAP employed 362 people and Puerta Cero Parking, S.A. de C.V. employed 84 people.

As of December 31, 2012, 51% of our employees were non-unionized employees. The remaining 49% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by 12 separate collective bargaining agreements, each relating to one of our 12 airport subsidiaries, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2012, we successfully renegotiated our collective bargaining agreement, thereby securing a favorable and productive work environment for our employees for 2013 and 2014. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During 2014, we will renegotiate the collective bargaining agreement.

We offer a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2011 and 2012, we made a total of Ps. 15.1 million and Ps. 15.3 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 9, 2013.

	Number of Shares		Percentage of total share capital
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	—	84,150,000	—	15.0%
Grupo México S.A.B. de C.V. (1)	166,003,673	—	29.59%	—
Weston Hill Equity Holdings, LP (2)	25,676,290	—	4.58%	—
Public (3)	285,170,037	—	50.83%	—

(1)	Based on Grupo México’s fourth quarter report of 2012, filed with the Mexican Stock Exchange. Based on the Form 13D filed on January 25, 2012, Grupo México held 28.74% of our total outstanding capital stock.
(2)	Based on the Form 13D filed on October 18, 2010 by Weston Hill Equity Holdings, LP.
(3)	Based on reports of beneficial ownership filed with the SEC, (i) Fidelity Management & Research Company beneficially owned less than 5% of our Series B shares as of April 9, 2013 compared to 5.1% as of May 31, 2010, (ii) Fidelity Management & Research, Inc. (U.K.) beneficially owned less than 5% of our Series B shares as of April 9, 2013 compared to 5.1% as of May 31, 2010, and (iii) Mondrian Investment Partners Limited beneficially owned less than 5% of our Series B shares as of April 9, 2013 compared to 5.68% as of January 5, 2011.

AMP holds all of our Series BB shares, representing 15% of our total share capital. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance — Voting Rights and Shareholders’ Meetings”. As of April 9, 2013, approximately 17.28% of our Series B shares were held in the form of ADSs. 52.28% of the holders of our ADSs (80 holders, including The Depository Trust Company) had registered addresses in the United States.

Grupo México, S.A.B. de C.V. withdraws request from the CNBV to make a tender offer for our shares

On June 13, 2011, Grupo México, S.A.B. de C.V. (“Grupo México”) announced that it intended to acquire at least 30% and up to 100% of our shares outstanding at that time, excluding treasury shares. At the time, Grupo México had disclosed that it owned 20% of our total outstanding capital stock; in its most recent filing on Form 13D with the SEC on January 25, 2012, it disclosed that it owned 28.7% of our total outstanding capital stock. According to the information published for the fourth quarter of 2012 with the Mexican Stock Exchange, Grupo México holds 29.59% of our total outstanding capital stock.

Certain of our bylaws, however: (i) limit the ability of Series B shareholders, directly or with related parties, other than AMP, to hold more than 10% of our outstanding capital stock, and any shares held in excess of that amount must be sold in a public offering, (ii) limit the voting rights of our Series B shareholders, individually or together with related parties, to 10% of our outstanding corporate stock, other than AMP and (iii) limit the ability of any Series B shareholders, individually, or together with related parties, to appoint more than one board member (because any shares in excess of the 10% maximum do not have any voting rights under our bylaws), even if the shareholder owns more than 10% of our outstanding corporate stock. Grupo México commenced various legal proceedings seeking to modify our bylaws to eliminate the foregoing limitation and seeking the termination of AMP’s special rights that stem from AMP’s ownership of our Series BB shares in order to challenge our corporate structure. See “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain of our bylaws”.

Under Mexican law, before Grupo México’s tender offer could occur, the CNBV had to review and approve the request by Grupo México. In compliance with a court decision requiring us to defend our bylaws, we initiated a protection proceeding in federal court in order to defend our bylaws. We also initiated various suits against the CNBV to prevent it from making a determination with respect to Grupo México’s tender offer.

On March 29, 2012, Grupo México announced that it had ended its tender offer for our shares, but it made no announcement regarding the various legal proceedings it has initiated against us.

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

AMP’s shareholders have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, until August 25, 2014, meanwhile: i) the appointment of AMP’s representatives to our board of directors and board committees shall be made on a rotating basis; and ii) any right of AMP regarding the appointment of our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be made, in principle, pursuant the unanimous consent of AMP’s shareholders. Other mechanisms exist in case unanimous consent is not obtained to avoid deadlocks that might affect our operations.

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

Shareholder Dispute and Resolution

Disputes among AMP’s shareholders had prevented voting on certain resolutions at our April 27, 2010 shareholders’ meetings, and eventually led to the suspension of trading of our shares on the Mexican Stock Exchange and NYSE from June 2, 2010 until June 14, 2010. The disputes among AMP’s shareholders also affected our shareholders’ meetings throughout 2010 and 2011, as certain of the shareholders of AMP argued that our board of directors was improperly constituted and consequently that the meetings were invalid. Additionally, AMP’s shareholders commenced litigation among each other and in some instances against us. On December 1, 2011, we received notice from AMP’s shareholders that they had entered into an agreement to end the dispute amongst each other and to terminate the legal proceedings they had commenced as a result of their conflicts. As a consequence, during 2012 civil and commercial proceedings among AMP’s shareholders were terminated. Additionally, AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and AMP’s shareholders will continue developing our business through the technical assistance agreement. They also affirmed their intent to defend the rights granted to them by the Mexican Government. The agreement further confirms the original ownership percentage in AMP of each of its three partners.

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

Subsequent to January 1, 2002, the technical assistance fee has been required to equal the greater of U.S.$ 4.0 million adjusted annually for inflation (measured by the U.S. Consumer Price Index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings.

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a bidding process with at least three unrelated parties. This process is described in “Item 6, Directors, Senior Management and Employees – Board Committees”.

In 2011 and 2012, we recognized expenses of U.S.$ 17,526 and U.S.$ 101,075, respectively, that were paid to AMP. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately U.S.$ 9.8 million and U.S.$ 11.9 million for 2011 and 2012, respectively.

Item 8.	Financial Information

See “Item 18, Financial Statements” and our consolidated financial statements beginning on page F-1. Since the date of the financial statements, no significant change has occurred.

LEGAL PROCEEDINGS

General

We are periodically involved in certain legal proceedings that are incidental to the normal conduct of our business, none of which is expected to have a material or adverse effect on our business. In addition to those legal proceedings in the ordinary course of our businesses, in recent years, we have also been subject, directly and indirectly, to the litigation proceedings that are summarized below.

Litigation related to Grupo México, S.A.B. de C.V. and suits seeking to void certain of our bylaws

On June 13, 2011, Grupo México announced that it intended to acquire more than 30% and up to 100% of our shares outstanding at that time, excluding treasury shares. Grupo México subsequently announced on March 29, 2012 that it was withdrawing its intention to make a tender offer for our shares.

Articles X and XII of our bylaws, among others, limit the ability of Series B shareholders, directly or with related parties, other than AMP, to hold more than 10% of our outstanding capital stock, and any shares held in excess of that amount must be sold in a public offering. In accordance with our bylaws, until the public offering of such shares takes place, such excess shares have no voting power and cannot be represented in any Shareholders’ Meeting.

Grupo México and certain of its subsidiaries commenced two legal proceedings, among others, seeking (i) to modify our bylaws to eliminate the foregoing limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares. In particular, one subsidiary of Grupo México, Infraestructura y Transportes México, S.A. de C.V. (“ITM”), filed a legal proceeding against us on November 4, 2011, seeking to void AMP’s ownership of our Series BB shares as granted by the participation agreement between AMP and us, which would result in the termination of AMP’s veto, appointment and other special rights. Additionally, ITM’s suit sought the repayment of all economic benefits conferred by us upon AMP during the period in which AMP has held our shares. We filed an initial reply in this proceeding on November 25, 2011. On March 7, 2012, we were notified by our external legal counsel that a ruling was issued in our favor, which found a lack of jurisdiction by the civil court due to the administrative nature of the claim. Although we received notice that this proceeding had concluded, a federal court later granted a direct amparo appeal that had been filed by Grupo México on June 6, 2012. Therefore, on July, 13 2012, the legal proceeding was recommenced in the appropriate federal civil court. As of the filing of this report, this proceeding is in the notice stage and is still pending.

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws null and void. The plaintiffs are Grupo México and its subsidiary, Infraestructura y Transportes México, S.A. de C.V. (“ITM”). On September 30, 2011, the court issued a favorable decision for the plaintiffs, and we appealed this decision. On February 25, 2013, we were notified that an intermediate appellate court had confirmed the lower court’s decision holding certain of our by-laws to be invalid. This decision is not yet final, as we filed a direct amparo appeal on March 19, 2013, which will be resolved by a federal court. On April 10, 2013, we were informed that the court ordered the suspension of the civil courts’ decisions, pending the resolution of our appeal. Until a final decision not subject to appeal is issued, our by-laws remain valid and binding upon our shareholders. However, a final decision not subject to appeal that is adverse to our bylaws could adversely affect our operations in a manner that we cannot predict. Additionally, if successful, a final decision in the proceeding by ITM could affect AMP’s special rights. For additional information, see “Item 3, Risk Factors – AMP controls our management, and AMP’s interests may differ from those of other shareholders”.

As a result of the actions initiated by Grupo México, on July 12, 2011, an individual shareholder who represents 0.00001% of our total outstanding capital stock filed a lawsuit against us and our directors and officers and obtained a decision ordering us and our directors and officers to take all legal measures necessary to maintain and protect our bylaws, specifically Articles X and XII, and to ensure that shareholders adhere to them. The decision granted injunctive relief and ordered us and our directors and officers to take all legal measures necessary to maintain and protect our bylaws.

Under Mexican law, tender offers must be reviewed and approved by the CNBV. In compliance with the decision of the court requiring us to defend our bylaws, we initiated a protection proceeding in federal court in order to defend our bylaws. On March 1, 2012, a federal court of last resort upheld a preliminary injunction prohibiting the CNBV from issuing a decision regarding the public tender offer by Grupo México until this proceeding is resolved. In addition, on March 13, 2012, one of our subsidiaries obtained a preliminary injunction from a federal court of last resort also preventing the CNBV from making a decision with respect to Grupo México’s tender offer. These preliminary injunctions ensured that the CNBV would be prevented from issuing any decision regarding the public tender offer until the protection proceeding is resolved. On March 29, 2012, Grupo México announced that it had ended its tender offer for our shares; as a result, the proceedings were subsequently dismissed in federal court. We cannot predict how the courts will decide the pending proceedings concerning the validity of our bylaws and AMP’s control in relation to our operations nor the content or reach of any decision rendered.

Grupo México, S.A.B. de C.V. seeks to void certain resolutions adopted at our Corporate Shareholders’ Meetings

April 27, 2011 – Annual General Ordinary Shareholders’ Meeting

Prior to our General Shareholder’s Meeting held on April 27, 2011, Grupo México indicated its intent to appoint two members to our board of directors, one for each 10% ownership interest it held in us at the time. However, according to our bylaws as in effect on that date, ownership of our common stock is limited to 10%, and consequently, the right of representation on our board of directors and the right to vote at our shareholders’ meetings is also limited to 10%. During the April 27, 2011 General Shareholder’s Meeting, Grupo México’s request was rejected, and Grupo México was asked to appoint a single board member in accordance with their rights under our bylaws. In response, Grupo México initiated legal action seeking to nullify the resolutions adopted regarding the designation of representatives of our Series B shares to our board directors. On May 27, 2011, a Civil Court provisionally suspended the related resolutions. We appealed the decision on June 17, 2011. Subsequently, the parties filed several legal proceedings, which have yet to be decided. As of the time of the filing of this report, this legal proceeding remains pending. However, although Grupo México may have the right to appoint two directors, we consider the influence on our control and decisions to be limited.

April 16, 2012 – Annual General Ordinary Shareholders’ Meeting

Following the annual General Ordinary Shareholders’ Meeting that took place April 16, 2012, we announced on June 4, 2012 that we had become aware of a lawsuit filed by Grupo México and Infraestructura y Transporte, S.A. de C.V., seeking to have the resolutions with respect to items VII, VIII and IX, adopted at the April 16, 2012 Shareholders’ Meeting, declared null and void. The resolution for item VII relates to the appointment of members of the board of directors that represent 10% or more of our Series “B” shares; the resolution for item VIII is relates to the appointment of members of the board of directors by Series “B” shareholders; and the resolution for item IX is related to the composition of the our board of directors. Similarly to the lawsuit filed by Grupo México following our April 27, 2011 shareholders’ meeting, this lawsuit relates to the limitations dictated by our bylaws, pursuant to which Grupo México was permitted to appoint only one director.

As a result of this lawsuit, a civil judge from the Sixteenth Civil Court in Mexico City suspended the above-mentioned resolutions that had been adopted at the April 16, 2012 meeting. The decision bars the person named at the meeting to replace the second director proposed by Grupo México from participating in any event as a member of the board of directors. Additionally, one of our directors, Laura Diez Barroso Azcárraga, was barred from undertaking any functions as alternate to the chairman, Mr. Eduardo Sánchez Navarro Redo.

We have both responded to the lawsuit and appealed the decision regarding the suspension of the resolutions. These actions have not been resolved, and we cannot predict how they will be resolved. However, although Grupo México may have the right to appoint two directors, we consider the influence on our control and decisions to be limited.

September 25, 2012 – Extraordinary Shareholders’ Meeting

On October 4, 2012, we announced that on October 3, 2012, we complied with the capital reduction approved at the Extraordinary Shareholders’ Meeting held on September 25, 2012. At the Extraordinary Shareholders’ Meeting, we succeeded in reaching a quorum of 75% of the shares entitled to vote in accordance with the provisions in our bylaws for calculating such percentages. Accordingly, a reduction in the amount of our fixed capital stock proportionally between the historical value of the capital stock and the value of the amount as adjusted for inflation through December 31, 2007 was approved, for a total amount of Ps. 870.0 million payable in cash in a proportional manner among the number of shares outstanding representing our capital stock on a date no later than October 3, 2012. In accordance with the approved capital reduction, we made a payment to Indeval (Institución para el Depósito de Valores), which was equivalent to Ps. 1.639281 per share outstanding.

In connection with the approved capital reduction and its impending disbursements, we complied with the resolutions of the Shareholders’ Meeting and made a payment to Indeval on October 3, 2012. However, after our payment to Indeval, Grupo México issued a press release announcing that the Fiftieth Judge from the Mexico City Civil Court had issued a decision that ordered us to immediately and unconditionally suspend the resolution related to the capital reduction, although we were not properly notified by the court of the injunction. We thereby became aware of the lawsuit filed by Grupo México seeking the suspension of the resolutions adopted at the Extraordinary Shareholders’ Meeting held September 25, 2012. Despite not being notified by the competent court, and after we had complied with the resolutions and completed the required payment, we were then informed by Indeval that Indeval would suspend the disbursement of the funds deposited by us, as Indeval had been notified of this judicial injunction that presumably ordered us, not Indeval, to suspend the resolution related to the capital reduction. As of the date of this report, Indeval continues to hold the funds allocated for the capital reduction; we expect that Indeval will continue holding the funds until the injunction is resolved judicially.

We have answered the lawsuit and also appealed the decision regarding the suspension of the capital reduction approved at the Extraordinary Shareholders’ Meeting. The matters are still pending, and we cannot provide any assurance as to any outcome or the content of any final ruling.

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

On February 29, 2012, we were informed that the court issued preliminary injunctions that require all Mexican stock market brokers, to:

1. Act in accordance with Mexican law, our bylaws and market regulations.

2. Uphold our bylaws, including Article X.

3. Not trade our shares for an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of our bylaws.

4. Not acquire or, in any way, negotiate transactions involving our shares for Grupo México and ITM and any other entity that forms part of their business conglomerate, or is related thereto, since these entities have made known that they own an amount of our shares that is in excess of the maximum allowed by Article X of our bylaws.

On December 14, 2012, the State of Jalisco’s Fifth Mercantile Court issued a new ruling that lifted the injunctions restricting Mexican stock market brokers. On January 3, 2013, we appealed the decision before the appropriate judicial authority.

Based on the above, we, in defense of our corporate bylaws, had contested the ruling before the appropriate judicial authority. As of the date of this annual report, this proceeding remains pending.

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

In the case of the Tijuana airport, our airport subsidiary has been joined in the proceedings, but only as an interested third party. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, it received a judgment in its favor. The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be determined. Depending on which particular land parcel is to be returned, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations.

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

Similarly, in the case of the Guadalajara International Airport, two different ejidos have commenced proceedings in federal court during 2009, against the Ministry of Communications and Transportation seeking to void the expropriation decree of 1975. In November 2010, the Third District Court for Administrative Matters and Labor found in favor of the ejidos. The ruling ordered the return of all expropriated property to the ejidos and declared as null and void the concession granted to us in 1998 specifically with respect to the land expropriated by the 1975 decree. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed the decision on November 10, 2011. On July 10, 2012, the court overturned the decision and remanded the proceedings in order to collect more material evidence. As of the date of this report, a final decision is still pending.

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

Proceedings before the Mexican Treasury Department regarding asset tax

On December 31, 2003, we commenced two administrative proceedings before the Mexican Treasury Department seeking: (i) a reduction of the asset basis of, or the applicable rate for purposes of calculating asset tax liability on, our airport concessions, so that such base only includes 15% of the concession value; and (ii) an increase of the recovery period of any asset tax paid. Both proceedings seek to reduce our effective tax rate. Based on the advice of our tax advisors, our board of directors agreed during its meeting on April 29, 2004 to commence legal proceedings if the Mexican Treasury Department rejected our position. The Mexican Treasury Department eventually rejected our position, and we commenced proceedings in Mexican Federal Tax Court. In 2005, the tax court ruled that the Mexican Treasury Department to accept our method of calculating the asset tax base or grant us a specific tax benefit. The Mexican Treasury Department appealed this decision in federal court.

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

As a result of the federal court decision and the final notice delivered to us by the Mexican Treasury Department with respect to our Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, in the last quarter of 2006 we recorded the effect of that decision, which resulted in an overall benefit of Ps. 208.6 million and was recognized in the income statement as a reduction of the valuation allowance (see Note 14 of our audited consolidated financial statements). From 2007 to 2010, we received a refund of Ps. 158.5 million related to these airports, Ps. 24.3 million were denied by the Mexican Treasury Authority. This decision was appealed by us without a favorable outcome; therefore there remains a pending balance of Ps. 25.8 million. At December 31, 2012, the balances in aggregate for all six airports were: (i) asset taxes of Ps. 51.9 million; and (ii) a valuation allowance of Ps. 26.1 million, representing the amount which we do not expect to recover.

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

On January 22, 2010 the Hermosillo International Airport filed a judicial annulment against the unfavorable court resolution that denied the recovery of the asset tax from the years 2005 and 2006. The amount that remains pending is Ps. 25.8 million. As of the date of this report, a resolution is still pending.

On June 5, 2009, our other six airports, the Guanajuato, Guadalajara, Mexicali, Los Cabos, Puerto Vallarta and Tijuana international airports received favorable resolutions in the second instance, allowing them to apply an asset tax base of only 15% of the value of the concessions, which represents the amount paid by AMP. The effect of this resolution was to force the lower court to review the case using the applicable tax laws. However, on May 20 and 24, 2011, we received certain resolutions related to a ruling issued on June 5, 2009. In these resolutions, the tax authority concluded that the airports have to calculate the asset tax base considering 100% of the assets utilized as part of their operations. Our management believes that these conclusions are based on improper arguments related to ownership percentages and apply tax consolidation rules that are not applicable to our airports. There are no additional instances to appeal this resolution. Based on the advice of certain of our external legal counsel, we do not believe that there are sufficient elements to recover the amounts paid and have therefore not recognized assets for such amounts in our audited consolidated statement of financial position.

Property tax claims by certain municipalities

We remain subject to ongoing real estate tax claims that have been asserted against us by the municipal authorities of Mexicali, Tijuana, Guadalajara and Hermosillo for the payment of property taxes with respect to the property on which we operate our airports in those cities.

The municipality of Hermosillo has initiated efforts to survey the area of our airport there in order to determine the amount of property taxes owed. We challenged their actions through administrative proceedings, which are currently pending.

On May 19, 2010, the municipality of Tlajomulco, the municipality in which our Guadalajara airport is located, delivered a notice to the airport in which it seeks payment of property taxes. The notice, however, was factually inaccurate with respect to a number of items including ownership of the property. As a result, no further action on our part is needed at this time, and no proceeding was properly commenced.

In the case of the Tijuana airport, the municipal authority issued a second real estate tax claim against the airport on June 8, 2005. The court then ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, a bond was issued by a financial institution on behalf of the Tijuana airport for Ps. 141.8 million (nominal pesos) in order to release the encumbrance. On March 25, 2008, the Tijuana airport received an initial ruling declaring null and void the tax claim by the municipal authority but upholding the right of the municipal authorities to assess real estate taxes over commercial areas. Although we appealed the ruling with respect to the assessment of real estate taxes over commercial areas, we also petitioned that the bond be refunded in the interim because the municipality did not appeal any matter in the resolution. Accordingly, on February 7, 2009, our line of credit for the issuance of the bond was cancelled. Our challenge to the second request is still pending. On October 20, 2010, the municipal authority of Tijuana issued a third request for the repayment of real estate taxes for 2000 through 2010. We and our legal counsel believe that this request for payment of taxes is not valid since local courts had already ruled the tax claims for the years 2005 and 2006 null and void. In conjunction with its third request, the Tijuana municipal authority requested that we make a full payment of the claimed taxes of Ps. 269.2 million within three days of receiving the request. The municipal authority also listed a number of assets that they believed could be seized if payment was not made. Because we and our legal counsel believe that this request for repayment is also null and void, we commenced legal proceedings against the municipal authority. The legal proceeding is currently pending. On February 7, 2013, the Tijuana municipal authority filed a fourth real estate tax claim for the period from 2008 to 2012 against the Tijuana airport in the amount of Ps. 15.2 million, demanding payment within three business days. On February 28, 2013, we began an annulment proceeding against the claim. On March 5, 2013 the authority established the amount to be guaranteed, and on March 8, 2013 we presented a bond to guarantee the amount claimed.

We have also achieved the dismissal of certain claims by the municipal government of Mexicali for Ps. 89.0 million. A court had ordered the temporary encumbrance of 25% of the revenues from the parking garage that we operate at the Mexicali airport to guarantee the property tax claims of the Mexicali municipal government. The cumulative amount of such encumbrances was Ps. 6.3 million. During 2006, we obtained a favorable ruling in the first instance, which the municipality appealed. In March 2008, the courts resolved the appeal in our favor and ordered that the Mexicali municipal government return the revenues that were improperly seized by the Mexicali municipal authority. Accordingly, we have claimed a refund for the outstanding amount, a part of which was received in April 2011; however, there is a remaining balance of Ps. 1.3 million which continues to be contested. On February 21, 2013, the Mexicali municipal authority once again filed a real estate tax claim for the 2008-2012 period against the Mexicali airport in the amount of Ps. 0.3 million, demanding payment within three business days. We will file an annulment against this claim and will present a bond to guarantee this amount once the authority states the amount to be guaranteed. In the case of our La Paz airport, the court declared the tax claim null. With regards to our Puerto Vallarta airport, the outstanding claims by the municipal authority were dismissed on February 16, 2012.

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

Other claims by certain municipalities

The Guadalajara airport is subject to claims by the municipality regarding our failure to obtain certain municipal licenses. We do not believe that we are subject to the license requirements at issue, and we have initiated proceedings to challenge the municipality’s claims, which to date have been resolved in our favor.

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

With respect to the Aguascalientes International Airport, in April 2009 we initiated legal proceedings in tax court against the Aguascalientes SAT’s local offices to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning our position on amortization. In 2009, the SAT imposed a fine of Ps. 1.7 million, which was paid by the airport. However, on February 24, 2010, the airport filed for an annulment of the resolution issued by the tax authorities that establishes the airport inappropriately applied the fiscal amortization tax rate over the value of its concession. We obtained an unfavorable decision. On January 17, 2011 the airport filed an appeal, but on June 16, 2011 the claim was denied. We filed an appeal for review by the Mexican Supreme Court, and we subsequently lost the appeal in 2012. Therefore, the fine previously paid was recorded in our consolidated statement of comprehensive income, resulting in a decrease of our net income by Ps. 1.7 million in 2012.

On February 12, 2010, the Morelia International Airport filed an administrative proceeding against the resolution issued by the tax authority that establishes that Morelia International Airport applied a fiscal amortization rate in excess of its concession value. In August 2010, the tax authority required payment of the back taxes and ordered a temporary encumbrance of some of our assets to guarantee payment of any potential amounts owed. We paid a fine and secured a bond to guarantee the back taxes in order to avoid the temporary encumbrance. On October 5, 2011, the Morelia airport received an unfavorable ruling; therefore, on October 26, 2011, it filed an appeal on constitutional grounds against that unfavorable decision, which was partially ruled in favor of the airport in September 2012. Subsequently, the tax authority filed an appeal against this decision, which was resolved negatively for the airport on February 28, 2013. Accordingly, on March 14, 2013, we paid Ps. 2.9 million to the authority, after which this proceeding was concluded.

On August 18, 2011, the Mexicali International Airport received a final unfavorable decision, and the tax adjustment resulted in a decrease of our net income by Ps. 3.4 million in 2011.

On October 3, 2011, the La Paz International Airport received a favorable decision in the first instance, which was appealed by the tax authority. On September 7, 2012, the Court issued a resolution in favor of the tax authority and remanded the case to the lower court with instructions to modify its decision based on the applicable law in 2005. On November 14, 2012, the lower court issued its modified resolution. We will file an appeal against this decision, in order to have the law of 1998 recognized.

On October 3, 2011, the Los Mochis International Airport filed an appeal of the tax authority resolution establishing a fiscal amortization rate lower than we believe is applicable, which was concluded unfavorably for the airport in July 2012. As a result, the airport filed a legal proceeding in August 2012, which is still pending.

Renewal of Hotel Lease at Guadalajara International Airport

Coco Club was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the following commercial space at our Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure at the airport: (i) the commercial space located in the hallway leading to the gate area for domestic flights, (ii) the majority of the commercial space in the gate area itself, (iii) the commercial space in the bridge connecting the airport to the airport hotel and (iv) the hotel itself. In September 1998, Coco Club transferred all of these rights to a third party except for the right to operate the hotel for a period of 15 years from March 1993 in exchange for its obligation to construct such hotel. In May 2004, we recovered the right to operate the commercial areas previously operated by the third party that received its rights from Coco Club. Subject to the satisfaction of certain conditions, under the lease to operate the hotel, Coco Club was granted the right to renew the contract and continue operating the hotel for another 15-year period from March 2008 at below-market rates. Because we do not believe that Coco Club has satisfied all such conditions, we have not renewed the lease to operate the hotel. As a result, in April 2008 we initiated legal proceedings against Coco Club to declare the lease null and void due to Coco Club’s failure to satisfy all conditions in the prior lease agreement. On October 31, 2011, we received a favorable decision for the return of the hotel to the airport. The decision was appealed by Coco Club on December 14, 2011. On October 19, 2012, the court ordered the eviction of Coco Club and instructed the airport to take possession of the hotel. Currently, we are in the process of taking the necessary steps to repossess the hotel.

Litigation related to the dispute among our shareholders

In the past, we had become party, either directly or as a third party, to a number of proceedings of different types derived from, or related to, certain disputes among AMP’s shareholders. Notwithstanding these proceedings, on December 1, 2011, we were advised by AMP’s shareholders that they had entered into an agreement to end their dispute and to terminate the legal proceedings they had commenced as a result of their conflicts. As a result, during 2012, all proceedings among AMP’s shareholders, including legal proceedings brought against us, were terminated. Additionally, we were informed that AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and AMP’s shareholders will continue developing our business. They also affirmed their intent to defend the rights granted to them by the Mexican Government. The agreement further confirms the original ownership percentage in AMP of each of its three shareholders.

Infractions of the Mexican Securities Law alleged by the CNBV

On April 25, 2011, we received a formal notice from the CNBV in which it initiated a proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s shareholders during 2010.

This notice was the first stage of an administrative proceeding required to impose a fine on us. On June 3, 2011, we exercised our right to appeal the determination of the CNBV and to file evidence to contest this determination. As of the date of the filing of this annual report, a determination by the CNBV is still pending. See “Item 3, Risk Factors — Risks Related to Our Controlling Shareholder — AMP controls our management, and AMP’s interests may differ from those of other shareholders” and “Item 7, Major Shareholders and Related Party Transactions — Major Shareholders”.

In addition, a criminal investigation was commenced nearly simultaneously based on the same allegations as above. Our external counsel responsible for representing us in the criminal investigation has informed us that the CNBV issued a notice of no action with regards to potential criminal infractions; subsequently, the Attorney General of Mexico (the Procuraduría General de la República, or PGR) issued an administrative order by which the criminal procedure was concluded.

Despite the conclusion of the criminal investigation, the administrative proceeding is still pending. We can provide no assurances as to what, if any, additional actions the CNBV may take in the administrative matter. Nor can we provide assurances that we will be successful in any subsequent legal actions we may take in response to the CNBV. If we are not successful in any subsequent legal actions that we may take, the maximum amount of the fine that could be levied against us for all alleged violations is approximately Ps. 31.1 million (approximately U.S. 2.4 million).

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps. 553.5 million (historical value) at December 31, 2012 (excluding reserve amounts corresponding to 2012 net income).

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

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (retained against cumulative net income and payable by us) calculated on a gross-up basis by applying a factor of 1.4286 for 2011 to 2013. From 2011 to 2013 the corporate tax rate will be 30%; for 2014, it will be 29% and 28% for 2015 and thereafter; as a result, the gross-up factor will be 1.4286, 1.4085 and 1.3889, respectively. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date on which the dividend was paid.

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

We paid aggregate dividends of Ps. 1.04 billion in 2011 and Ps. 1.13 billion in 2012.

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

The declaration, amount and payment of dividends pursuant to the policy described above are subject to; (i) compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund; and (ii) the absence of any adverse effect on our business plan for the current or subsequent fiscal year as a result of the payment of any dividend. We cannot provide assurance that we will continue to pay dividends or that future dividends will be comparable to our previous dividends. Our ability to pay dividends may be restricted under the unsecured peso-denominated credit agreements with Banamex, HSBC and BBVA, to which some of our operating subsidiaries are parties. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources”. Our dividend policy may also be amended at any time by our shareholders.

As of December 31, 2012, we had accumulated approximately Ps. 1.3 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax.

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

STOCK PRICE HISTORY

The following table sets forth, for the periods indicated, the high and low closing prices for (i) the ADSs on the New York Stock Exchange in U.S. dollars; and (ii) our common shares on the Mexican Stock Exchange in pesos. See “Item 3, Key Information – Exchange Rates” for the exchange rates applicable during the periods set forth below. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2008	15.42	48.92	21.08	52.45
2009	13.95	32.68	21.57	42.23
2010	28.18	41.99	37.07	51.00

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2011	32.18	42.72	44.80	51.13
First Quarter	36.92	42.49	44.85	51.13
Second Quarter	39.43	42.72	46.25	50.51
Third Quarter	33.21	41.08	45.64	48.44
Fourth Quarter	32.18	35.66	44.80	47.90

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2012	34.13	62.58	44.00	74.70
First Quarter	34.51	39.23	46.77	51.00
Second Quarter	34.13	40.41	44.00	53.10
Third Quarter	34.87	43.62	49.59	55.00
Fourth Quarter	41.77	62.58	51.43	74.70

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
November 2012	46.76	52.14	61.67	68.84
December 2012	50.78	57.49	65.91	74.70
January 2013	56.69	62.58	72.53	80.00
February 2013	60.08	64.16	74.70	81.70
March 2013	54.52	61.69	68.20	78.67
April 2013(2)	60.75	65.95	74.95	79.85

(1)	10 Series B shares per ADR.
(2)	As of April 9, 2013.

Temporary Suspension of Trading

On June 2, 2010, due to the events and uncertainties surrounding the April 27, 2010 General Ordinary and Extraordinary Shareholders’ Meetings and the subsequent period leading up to the suspension, trading of our shares on the Mexican Stock Exchange was suspended until uncertainties were clarified. As a result, trading of our shares was also halted on the New York Stock Exchange. After we issued press releases on June 11, 2010 and June 14, 2010, explaining the events surrounding the shareholders’ meetings, trading of our shares resumed on both the Mexican Stock Exchange and the New York Stock Exchange on June 14, 2010. See “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – Shareholder Dispute”.

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

Powers of Series BB Directors

The Series BB directors are entitled to: (i) appoint and remove our chief executive officer and our other top-level executive officers (upon consultation with our Nominations and Compensation Committee), (ii) appoint three members of the Operating Committee and their respective alternates, (iii) appoint 20% of the total members of the Audit Committee, the Acquisitions Committee and the Nominations and Compensation Committee (a minimum of one member per committee), and their respective alternatives and (iv) consent to the appointment of individuals appointed to the Operating Committee who are not members of our board of directors or our officers.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 5, 2013:

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

Series BB shares are subject to transfer restrictions under our bylaws and generally must be converted to Series B shares before they can be transferred. Up to 49% of the Series BB shares can be converted into Series B shares at any time. The remaining 51% of Series BB shares could not be converted into Series B shares before August 25, 2009 absent prior approval by the Ministry of Communications and Transportation. Thereafter and until August 25, 2014, one fifth of such 51% may be converted each year. On or after August 25, 2014, all of the Series BB shares may be converted into Series B shares if (i) the Technical Assistance Agreement between AMP and us has not been renewed; and (ii) the Series BB shareholders so request. Notwithstanding the foregoing, if at any time after August 25, 2014, Series BB shares represent less than 7.65% of our share capital, those shares will be mandatorily converted into Series B shares and the Technical Assistance Agreement will be terminated.

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

Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

•	any amendment to our bylaws that: (i) changes or deletes the authorities of our committees; or (ii) changes or deletes the rights of minority shareholders,

•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom,

•	termination of the participation agreement between us and AMP,

•	a merger by us with an entity the business of which is not directly related to the business of us or our subsidiaries, or

•	a spin-off, dissolution or liquidation of us.

Our bylaws also establish the following voting requirements:

•	the amendment of the restrictions in our bylaws on ownership of shares of our capital stock requires the vote of holders of 85% of our capital stock,

•	a delisting of our shares requires the vote of holders of 95% of our capital stock, and

•	the amendment of the provisions in our bylaws requiring that a shareholder exceeding our share ownership limits conduct a public sale of his excess shares requires the vote of holders of 85% of our capital stock.

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the issues listed below will only be valid if approved by a vote of a majority of the Series BB shares:

•	approval of our financial statements;

•	liquidation or dissolution;

•	capital increases or decreases;

•	declaration and payment of dividends;

•	amendment to our bylaws;

•	mergers, spin-offs or share-splits;

•	grant or amendment of special rights to any series of shares; and

•	any decision amending or nullifying a resolution validly taken by the board of directors with respect to: (i) appointment of our top-level executive officers, (ii) appointment of the three members of our Operating Committee and of the members of the Audit, Acquisitions and Nominations and Compensation committees to be designated by the directors elected by the holders of the Series BB shares and (iii) appointment of the members of the Operating Committee whose appointment requires the consent of the directors elected by the holders of the Series BB shares, and decisions of the board of directors that require the affirmative vote of the directors elected by the holders of our Series BB shares.

Dividends and Distributions

At our Annual Ordinary General Shareholders’ Meeting, the board of directors will submit to the shareholders for their approval our audited consolidated financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information – Dividends”. At the General Ordinary Shareholders’ Meetings held on April 27, 2011, we declared a dividend of Ps. 1.04 billion or Ps. 1.9231 per common share. The first dividend payment of Ps. 780.0 million was made on May 31, 2011. The second dividend payment of Ps. 255.1 million was made on November 29, 2011. At the General Ordinary Shareholders’ Meeting held on April 16, 2012 we declared a dividend of Ps. 1.13 billion, or Ps. 2.1292 per common share. The first payment for that dividend in the amount of Ps. 847.5 million was made on May 31, 2012, and the remaining Ps. 282.5 million was paid on November 1, 2012.

In an Extraordinary General Stockholders’ Meeting held on September 25, 2012, the stockholders approved a capital distribution to be paid in cash for Ps. 870.0 million, which is comprised of Ps. 572.5 million for common stock with a historical value and Ps. 297.5 million for the value of inflation recognized through December 31, 2007 in according with Mexican Financial Reporting Standards. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing and presenting separate financial information under MFRS. Therefore, for any transaction related to Stockholders’ Equity, the Company must take into consideration the accounting balances prepared under MFRS and determine the tax effects under applicable laws in Mexico, which require financial information prepared using MFRS.

As a part of the adoption of IFRS, the effects of inflation recognized in the Stockholders’ Equity under MFRS until December 31, 2007, were reclassified to retained earnings, as the cumulative inflation recognized under IFRS occurred during periods that were not considered to be hyperinflationary in IFRS. As a result, the effects of inflation for the common stock reduction of Ps. 297.5 million recorded under MFRS is presented as a reduction to retained earnings for IFRS purposes, which is the account where these effects were reclassified at the date of transition to IFRS (January 1, 2011).

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

Our capital stock may be reduced by resolution of a shareholders’ meeting taken generally pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon repurchase of our own stock in accordance with the Securities Market Law. See “– Share Repurchases” below.

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

At the General Ordinary Shareholders’ Meeting held on April 27, 2010, the maximum amount approved for repurchase of shares or credit instruments that represent these shares was cancelled and no stock buy-back program for Series B shares was approved for the period from April 27, 2010 to April 27, 2011. However, at the subsequent General Ordinary Shareholders’ Meeting held July, 22 – 25, 2010, a stock buyback program was approved under the Mexican Securities Market Law, for a maximum amount of Ps. 1.00 billion for the period from July 22, 2010 until April 27, 2011. During that period we purchased 20,217,600 shares at an average price of Ps. 45.20, paying Ps. 913.8 million. These shares represent 3.6% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 473.5 million for the twelve months following April 27, 2011. During that period we purchased 10,061,800 shares at an average price of Ps. 47.06 for Ps. 473.5 million. These shares represent 1.8% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 16, 2012, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 280.0 million for the twelve months following April 16, 2012. However, we did not make any repurchases during this period. See “Item 16E, Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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

Information to Shareholders

The Securities Market Law establishes that we, acting through our boards of directors, must annually present a report at a shareholders’ meeting that includes the following:

•	A report prepared by the chairman of our Audit Committee, as required by Article 43 of the Securities Market Law, which must cover, among other things: (i) the performance of our top-level officers, (ii) transactions with related parties, (iii) the compensation packages for our directors and officers, (iv) waivers granted by the board of directors regarding corporate opportunities, (v) the situation of our, and our subsidiaries’ internal controls and internal auditing, (vi) preventive and corrective measures adopted in connection with non-compliance with operational and accounting guidelines, (vii) the performance of our external auditor, (viii) additional services provided by our external auditor and independent experts, (ix) the main results of the review of our and our subsidiaries’ financial statements and (x) the effects of changes to our accounting policies.

•	The report prepared by the chief executive officer under article 44, paragraph XI of the Securities Market Law. This report must be accompanied by the report (dictamen) of the external auditor, and should include, among other things: (i) a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects of the company, (ii) a statement of the financial condition of the company at the end of the fiscal year, (iii) a statement regarding the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year, and (iv) the notes which are required to complete or clarify the foregoing information.

•	The board’s opinion on the contents of the report prepared by the chief executive officer and mentioned in the preceding paragraph.

•	A report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information.

•	A report regarding the operations and activities in which the board participated, as provided under the Securities Market Law.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “Item 4, Regulatory Framework—Sources of Regulation” and “Item 4, Regulatory Framework – Scope of Concessions” and “Item 4, Regulatory Framework – General Obligations of Concession Holders”.

We are a party to a participation agreement with AMP and the Ministry of Communications and Transportation which establishes the framework for several other agreements to which we are a party. See “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions”.

We have entered into a Technical Assistance Agreement with AMP providing for management and consulting services. See “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions”.

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

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

The summary is based upon the federal income tax laws of the United States and the United Mexican States (“Mexico”) as in effect on the date of this annual report on Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 or 2012 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder is generally not subject to any Mexican income tax if the transaction is carried out through the Mexican Stock Exchange or other approved securities markets, provided certain requirements set forth by the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and the Federal Tax Code (Código Fiscal de la Federación) are complied with.

Gain on the sale of our Series BB shares by a non-Mexican holder is generally not subject to any Mexican income tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets.

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

For non-Mexican holders that do not meet the requirements referred to above, gross income realized on the sale of the Series B shares is subject to a 5% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange. Alternatively, a non-Mexican holder can choose to be subject to a 20% withholding tax rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions, if certain conditions and formal requirements are met.

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally must recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition (in U.S. dollars, determined at the spot rate on the date of disposition or, for a cash basis U.S. holder (or an electing accrual basis U.S. holder), at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency and such U.S. holder’s tax basis in the Series B shares or ADSs (in U.S. dollars). Gain or loss recognized by a U.S. holder on such sale or other disposition generally is treated as long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs had been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Market Risk

See Note 4 to our audited consolidated financial statements for disclosure about market risk.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2011 and 2012, approximately 23.3% and 25.9%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2011 and 2012, 29.5% and 29.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 7.1% appreciation of the peso compared to the U.S. dollar as of December 31, 2012, we estimate that our passenger charges revenues from international passengers would have decreased by Ps. 91.1 million.

As of December 31, 2011 and 2012, 12.5% and 21.3%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2012, we estimate that the value of our cash and marketable securities would have increased by Ps. 43.7 million.

We did not have any relevant foreign currency indebtedness at December 31, 2011 and 2012. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2011 and 2012 we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

Over the last three years, we have funded the majority of our capital expenditures with bank loans, and we expect to continue to do so. We have entered into bank loans bearing both fixed and variable interest rates. Our fixed-rate debt establishes a fixed interest rate of 8.52%, and the unpaid balance as of December 31, 2012 was Ps. 385.9 million. In 2009, we entered into bank loans bearing variable interest rates, which expose us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interés Interbancaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 3.5%). In order to hedge against such interest rate risk, in December 2009, we entered into a cash flow hedge with Banamex for a nominal amount of Ps. 372.2 million, which sets a ceiling of 7% on the TIIE, resulting in a maximum interest rate of 10.5%. This instrument will be in effect from December 2012 until January 2017, and its fair value as of December 31, 2012 was Ps. 1.0 million. In 2011, we entered into bank loans with HSBC and Banamex bearing variable interest rates, which expose us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates. HSBC charges interest at a rate based on the TIIE plus 1.65%. Banamex charges interest base on the TIIE plus 1.35% for the 2011 disbursements and 1.43% for 2012 disbursements. In August and November 2012, we entered into bank loans with BBVA Bancomer with an interest rate based on the TIIE plus 120 basis points. We had approximately Ps. 1.63 billion in variable rate debt at December 31, 2012. For more information regarding our economic hedging transactions, see “Item 5, Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”.

As of December 31, 2012 we paid Ps. 116.9 million of interest expense under variable interest rate loans, with an average TIIE rate of 4.8% plus basis points contracted as corresponding. Based upon a 10% increase of the TIIE rate, we estimate that our interest expense would have increased by Ps. 14.3 million.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable.

Item 12D. American Depositary Shares

The Bank of New York Mellon serves as the depositary for our ADSs. ADS holders are required to pay various fees to the depositary.

The following is a summary of the fees payable by holders of our ADRs. For more complete information regarding ADRs, you should read the entire deposit agreement and the form of ADR.

Service	Fee or Charge Amount	Payee
Execution and delivery of ADRs	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Surrender of ADRs	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADR registered holders	U.S.$ 0.02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Registration of transfers of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees	Bank of New York Mellon

Cable, telex and facsimile transmissions (as expressly provided in the deposit agreement)	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the depositary	Bank of New York Mellon

Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary	Bank of New York Mellon

Other fees, as necessary	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual New York Stock Exchange listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We did not receive any reimbursements from the depositary during 2011, but we received U.S.$ 174,486.00 in reimbursements from the depository during 2012.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with international financial reporting standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2012. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2012.

Our independent registered public accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited the internal control over financial reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 22. 2013 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (i) the adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board with a transition date as of January 1, 2011 and (ii) the translation of the Company’s consolidated financial statements into English.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR ARTURO SÁNCHEZ BARRAGÁN
C.P.C. Salvador Arturo Sánchez Barragán
Guadalajara, Jalisco, Mexico
February 22, 2013

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Carlos Cárdenas Guzmán, an independent director under NYSE listing standards, joined our board of directors and our Audit Committee in 2011, and we believe that he is qualified to serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. Our board of directors appointed Mr. Cárdenas Guzmán as President of the Audit Committee and also as the financial expert of that Committee. For a discussion of Mr. Cárdenas Guzmán’s qualifications, see “Item 6, Directors, Senior Management and Employees – Directors”.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), during the fiscal years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011		2012
	(thousands of pesos)
Audit fees	Ps.	5,838	Ps.	6,053
Audit-related fees		2,731		2,929
Tax fees		2,111		522
Other fees		1,364		1,430

Total fees	Ps.	12,044	Ps.	10,934

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

Shares repurchased by us pursuant to the share repurchase program

2012	(a) Total number of shares purchased(1) (2)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs(3)	(d) Approximate dollar value that may yet be purchased under the plans or programs (in million)
January 1-31	—	—	—	—
February 1-29	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

2012 Total	—	—	—	—

(1)	We do not repurchase our shares other than through the share repurchase program. Shares repurchased, if any, were purchased in open-market transactions.
(2)	During 2012 AMP did not buy any of our shares.
(3)	We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps. 473.5 million for the twelve months following the meeting. At the General Ordinary Stockholders’ Meeting held on April 16, 2012, a stock buy-back program was approved under Mexican Securities Law, for the maximum amount of Ps. 280.0 million for the twelve months following meeting. No shares were repurchased under the buyback program in 2012.

As of December 31, 2011 and 2012, there was a balance of 30,279,400 repurchased shares on our Consolidated Statements of Financial Position.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance

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

To qualify as independent, a director must satisfy the criteria set forth in §303A.02. In particular, a director is not independent if such director is:

(i) not a person who the board affirmatively determines has no material direct or indirect relationship with the company, its parent or a consolidated subsidiary;

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;

(iii) a person who receives, or whose immediate family member receives, more than $120,000 during any twelve-month period within the last three years in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services only (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);

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

[1]	Reference to sections are references to sections of the New York Stock Exchange Listed Company Manual. Pursuant to Section 303A,00 therefore, foreign private issuers, such as us, are exempt from the corporate governance standards of the exchange, with certain exceptions.

NYSE Standards for Domestic Listed Companies[1]	Our Corporate Governance Practices

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

See above for a description of the composition of our Audit Committee.

Audit Committee.

§303A.06 specifies that listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

§303A.07 specifies other requirements for audit committees, including a minimum of three members who satisfy the independence requirements of Section 3003A.02.

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

Conflicts of Interest.

§314 00 specifies that the determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight.

§312.03(b) specifies that certain issuances of common stock to a related party require shareholder approval.

Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our board of directors has opined favorably, our board of directors must vote on whether or not to grant approval of certain transactions with a related party that (i) are outside the ordinary course of our business; or (ii) are at non-market prices. A director with an interest in the transaction is not permitted to vote on its approval.

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

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

2.1	Deposit Agreement among the Company, The Bank of New York Mellon (formerly The Bank of New York) and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

3.1	Trust Agreement among the Company, AMP and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.1	Amended and Restated Guadalajara Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.2	Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., the Company, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext, and the Mexican Airport and Auxiliary Services Agency, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.3	Technical Assistance and Transfer of Technology Agreement among the Registrant, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., and Grupo Empresarial Ángeles, S.A. de C.V., together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.4	Professional Services Agreement between Aeropuerto de Guadalajara, S.A. de C.V. and AENA Desarrollo Internacional, S.A. dated as of August 4, 2008 (English translation) and a schedule highlighting the differences between this agreement and similar agreements with the Company’s other airport operating subsidiaries (incorporated by reference to our Form 20-F filed on June 29, 2010).

8.1	List of subsidiaries of the Company.*

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA
Rodrigo Guzmán Perera Chief Financial Officer

Dated: April 15, 2013

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2012 and 2011, and

for the Years Ended December 31, 2012 and 2011, and Report of

Independent Registered Public Accounting Firm Dated February 22, 2013

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2012 and 2011 Consolidated Financial Statements

Report of Independent Registered Public

Accounting Firm to the Board of Directors

and Stockholders of Grupo Aeroportuario

del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2012 and 2011 and as of January 1, 2011, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2011, and as of January 1, 2011, and their results of operations, changes in their shareholders’ equity and their cash flows for the years ended December 31, 2012 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As disclosed in Note 2 to the accompanying financial statements, the Company’s management adopted International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) for the year ended December 31, 2012 with a transition date of January 1, 2011. These are the Company’s first consolidated financial statements that have been prepared in accordance with IFRS and accordingly apply the principles of IFRS 1, First-time Adoption of International Financial Reporting Standards. The Company’s consolidated financial statements for the year ended December 31, 2011 were prepared in accordance with Mexican Financial Reporting Standards (“MFRS”). The transition effects from MFRS to IFRS on the Company’s consolidated shareholders’ equity, comprehensive income and cash flows is disclosed in Note 31.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

C.P.C. Salvador A. Sánchez Barragán

Guadalajara, Jalisco, México

February 22, 2013

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011 and January 1, 2011 (transition date to IFRS)

(In thousands of Mexican Pesos)

Assets

	December 31, 2012		December 31, 2011		January 1, 2011
Current assets:
Cash and cash equivalents (Note 5)	Ps.	1,663,683	Ps.	2,135,010	Ps.	2,348,807
Financial investments held for trading purposes (Note 6)		433,573		278,349		233,915
Trade accounts receivable – net (Note 7)		244,796		294,503		296,146
Recoverable taxes (Note 14.b)		114,369		174,961		142,226
Other current assets		2,747		2,249		1,739

Total current assets		2,459,168		2,885,072		3,022,833
Advance payments to suppliers		65,764		114,712		113,099
Machinery, equipment and improvements on leased buildings – net (Note 8)		951,465		836,339		447,166
Improvements to concession assets – net (Note 9)		4,810,150		4,437,652		3,846,461
Airport concessions – net (Note 10)		10,179,422		10,463,499		10,747,577
Rights to use airport facilities – net (Note 11)		1,270,490		1,327,189		1,383,887
Other acquired rights – net (Note 12)		598,481		615,181		631,881
Recoverable income taxes (Note 14.a)		1,861		—		23,022
Derivative financial instruments (Note 13)		1,045		4,468		7,138
Deferred income taxes – net (Note 14.e)		4,152,804		3,974,518		3,808,459
Other assets		42,987		61,045		60,207

Total	Ps.	24,533,637	Ps.	24,719,675	Ps.	24,091,730

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2012 and 2011 and January 1, 2011 (transition date to IFRS)

(In thousands of Mexican Pesos)

Liabilities and Stockholders’ Equity

	December 31, 2012		December 31, 2011		January 1, 2011
Current liabilities
Current portion of long-term bank loans (Note 16)	Ps.	555,925	Ps.	411,439	Ps.	266,492
Concession taxes payable		32,227		33,493		26,791
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 29)		85,321		71,450		64,784
Accounts payable (Note 15)		376,225		472,645		403,724
Taxes payable		19,621		18,816		18,429
Income taxes payable (Note 14)		63,392		54,184		123,721

Total current liabilities		1,132,711		1,062,027		903,941
Deposits received in guarantee (Note 7)		430,625		316,389		226,412
Liabilities for postemployment benefits (Note 17)		60,290		47,897		36,356
Long-term bank loans (Note 16)		1,456,798		1,612,179		1,042,808

Total liabilities		3,080,424		3,038,492		2,209,517

Stockholders’ equity (Note 18):
Common stock		15,447,322		16,019,823		16,019,823
Legal reserve		553,477		479,255		404,247
Fund for repurchase of shares		1,667,302		1,387,302		1,000,000
Repurchased shares		(1,387,302)		(1,387,302)		(609,809)
Retained earnings		5,172,414		5,182,105		5,067,952

Total stockholders’ equity		21,453,213		21,681,183		21,882,213

Total	Ps.	24,533,637	Ps.	24,719,675	Ps.	24,091,730

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

(In thousands of Mexican Pesos, except per share amounts)

	2012		2011
Revenues (Note 19):
Aeronautical services	Ps.	3,365,982	Ps.	3,077,927
Non-aeronautical services		1,008,452		824,580
Improvements to concession assets		570,233		1,036,227

		4,944,667		4,938,734

Operating costs:
Cost of services (Note 20)		1,060,002		986,938
Technical assistance fees (Note 29)		155,072		136,191
Concession taxes (Note 1.a)		217,295		193,802
Depreciation and amortization (Note 21)		827,230		742,969
Cost of improvements to concession assets (Note 23)		570,233		1,036,227
Other expenses – net		1,333		6,587

		2,831,165		3,102,714

Income from operations		2,113,502		1,836,020

Finance (cost) income (Note 24):
Interest income		122,078		108,445
Interest expense		(121,319)		(93,753)
Exchange (loss) gain – net		(14,782)		22,626

		(14,023)		37,318

Income before income taxes		2,099,479		1,873,338
Income tax expense (Note 14.c):
Current		551,760		480,523
Deferred		(224,311)		(218,765)

		327,449		261,758

Consolidated comprehensive income	Ps.	1,772,030	Ps.	1,611,580

Weighted average number of common shares outstanding		530,720,600		537,755,093

Basic and diluted earnings per share (in Mexican Pesos, Note 3.q)	Ps.	3.3389	Ps.	2.9969

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2012 and 2011

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Legal reserve		Fund for repurchase of share		Repurchased shares	Retained earnings		Total stockholders’ equity
Balances as of January 1, 2011 (transition date)	561,000,000		Ps. 16,019,823		Ps. 404,247		Ps. 1,000,000	Ps. (609,809)		Ps. 5,067,952		Ps. 21,882,213
Transfer of earnings to legal reserve and fund for repurchase of shares (Note 18.b and e)	—		—		75,008		387,302	—		(462,310)		—
Repurchase of 16,364,500 shares (Note 18.b)	—		—		—		—	(777,493)		—		(777,493)
Dividends declared and paid, Ps. 1.9231 pesos per share (Note 18.b)	—		—		—		—	—		(1,035,117)		(1,035,117)
Comprehensive income	—		—		—		—	—		1,611,580		1,611,580

Balances as of December 31, 2011	561,000,000		16,019,823		479,255		1,387,302	(1,387,302)		5,182,105		21,681,183
Transfer of earnings to legal reserve (Note 18.e)	—		—		—		—	—		(74,222)		—
Dividends declared and paid, Ps. 2.1292 pesos per share (Note 18.c)	—		—		—		—	—		(1,130,000)		(1,130,000)
Fund for repurchase of shares (Note 18.c and f)	—		—		—		280,000	—		(280,000)		—
Capital distribution (Note 18.d)	—		(572,501)		—		—	—		(297,499)		(870,000)
Comprehensive income	—		—		—		—	—		1,772,030		1,772,030

Balances as of December 31, 2012	561,000,000	Ps.	15,447,322	Ps.	553,477	Ps.	1,667,302	Ps. (1,387,302)	Ps.	5,172,414	Ps.	21,453,213

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In thousands of Mexican Pesos)

	2012		2011
Cash flows from operating activities:
Consolidated net income	Ps.	1,772,030	Ps.	1,611,580
Adjustments for:
Postemployment benefit costs		12,393		11,541
Bad debt expense		16,869		10,652
Depreciation and amortization		827,230		742,969
Net loss on derivative financial instruments		3,424		2,670
Interest expense		102,136		57,220
Income tax expense		327,449		261,758

		3,061,531		2,698,390
Changes in working capital:
(Increase) decrease in:
Financial investments held for trading purposes		(155,224)		(44,434)
Trade accounts receivable		32,838		(9,009)
Recoverable income tax and other current assets		95,385		19,695
Recoverable income tax		(1,861)		23,022
Increase (decrease) in:
Concession taxes payable		(1,266)		6,702
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		13,871		6,666
Accounts payable		32,788		15,616
Taxes payable		805		387
Deposits received in guarantee		114,226		89,977

Cash generated by operating activities		3,193,093		2,807,012
Income tax paid		(531,819)		(550,294)

Net cash flows provided by operating activities		2,661,274		2,256,718

Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased buildings, improvements to concession assets and advance payments to suppliers		(979,014)		(1,255,036)
Cash flows from sales of machinery and equipment		4,251		4,032
Other investing activities		(9,022)		(2,466)

Net cash flows used in investing activities		(983,785)		(1,253,470)

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In thousands of Mexican Pesos)

	2012		2011
Cash flows from financing activities:
Dividends declared and paid		(1,130,000)		(1,035,117)
Capital distribution		(870,000)		—
Repurchase of shares		—		(777,493)
Proceeds from bank loans		601,327		1,014,626
Payments on bank loans		(612,222)		(300,308)
Interest paid on bank loans		(137,921)		(118,753)

Net cash flows used in financing activities		(2,148,816)		(1,217,045)

Net decrease in cash and cash equivalents		(471,327)		(213,797)
Cash and cash equivalents at beginning of year		2,135,010		2,348,807

Cash and cash equivalents at the end of year	Ps.	1,663,683	Ps.	2,135,010

Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets on account	Ps.	163,644	Ps.	276,443

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and January 1, 2011 (transition date to IFRS)

(In thousands of Mexican Pesos)

1.	Activities of the Company and significant events

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company or GAP) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, Los Cabos, Silao (Guanajuato), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes. The Company’s principal address is Mariano Otero Avenue 1249 B, six floor, Rinconada del Bosque, zip code 44530, Guadalajara, Jalisco, Mexico.

a.	Activities

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (ASA), a Mexican Governmental agency, which was responsible for the operation of all public airports in Mexico.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. were granted concessions by the Ministry of Communications and Transportation (SCT) to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998. The cost of the concessions, which totaled Ps.15,938,359, was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP, the strategic stockholder of the Company) for its interests in GAP. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on such date.

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

•

At an Ordinary General Stockholders’ Meeting held on April 27, 2011, the stockholders approved a dividend payment of Ps.1.4424 pesos per share, which was paid on May 31, 2011 and a dividend payment of Ps.0.4807 pesos per share, which was paid on November 29, 2011. Both payments were made before the due dates, which were on May 31, 2011 and November 30, 2011, respectively, with the total dividends paid of Ps.780,000 and Ps.255,117, as disclosed in Note 18.b.

•

On May 26, 2011, the Company entered into an unsecured credit agreement with HSBC México, S.A. (HSBC), with crossed guarantees provided by the Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports, for a combined amount of Ps. 1,023,980, of which Ps.913,138 has been borrowed against as of December 31, 2012. Funds were disbursed in different dates, as described in Note 16.

•

On June 6, 2011, the Company entered into an unsecured credit agreement with Banco Nacional de México, S.A. (Banamex), with crossed guarantees provided by the Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports, for a combined amount of Ps. 551,372, of which Ps.355,119 has been borrowed against as of December 31, 2012. Funds were disbursed in different dates, as disclosed in Note 16.

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

•

At an Ordinary General Stockholder’s Meeting held on April 16, 2012, the stockholders approved a dividend payment of Ps. 1,130,000 to be divided between each of the shares outstanding at the date of payment, excluding shares repurchased by the Company, in each dates of payments in accordance with article 56 of Securities Market Law. The first dividend payment of Ps. 847,500 was made on May 31, 2012 and the second dividend payment of Ps. 282,500 was made on November 1, 2012, as mentioned in Note 18.c.

•

On August 2, 2012, the Company entered into an unsecured credit agreement with BBVA Bancomer, S.A. (BBVA Bancomer), with cross guarantees between the airports accredited for Ps.242,747, for Bajio, Guadalajara, Hermosillo, Puerto Vallarta and San Jose del Cabo airports, which will be used to finance capital investments committed in the Master Development Plan (MDP) for the year 2012. The credit was disbursed at different dates, which are disclosed in Note 16.

•

On October 3, 2012, the Company made a payment for Ps. 870,000 of the capital reduction of Ps.1.639281 per outstanding share, which was approved at the Extraordinary General Stockholders’ Meeting on 25 September 2012, as disclosed in Note 18.d.

•

On November 23, 2012, the Company entered into an unsecured credit agreement with BBVA Bancomer with cross guarantees between the airports accredited for Ps. 287,799, for San Jose del Cabo, Puerto Vallarta, Guadalajara, Hermosillo and Bajio airports. The credit will be available at different dates, which are disclosed in Note 16. As of December 31, 2012, Ps. 104,949 has been borrowed against this credit agreement.

•

On December 7 and 23, 2012 the Company paid in advance the outstanding balances of the credit loans disbursed on June 7, 2011 and December 23, 2011 for Ps. 77,910 and Ps. 105,329, respectively, relating to the credit agreement signing with Banamex on June 6, 2011.

2.	Basis of presentation

a.	Statement of Compliance With International Financial Reporting Standards – Beginning on January 1, 2012 the Company adopted International Financial Reporting Standards (IFRS) and their amendments and interpretations as issued by the International Accounting Standards Board (IASB), in effect at December 31, 2012, and consequently applied IFRS 1 First-time Adoption of International Financial Reporting Standards. These consolidated financial statements have been prepared in accordance with the standards and interpretations issued and effective as of the date thereof.

b.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

c.	Transition to IFRS – The Company’s consolidated financial statements at December 31, 2011 were prepared in accordance with Mexican Financial Reporting Standards (MFRS), which differ in certain respects from IFRS. The differences in the requirements for recognition, measurement and presentation between IFRS and MFRS were reconciled for purposes of the Company’s equity at January 1, 2011 (the Company’s transition date to IFRS), at December 31, 2011, and for purposes of consolidated comprehensive income for the year ended December 31, 2011.

Reconciliations and explanations of how the transition to IFRS has affected the consolidated financial position, financial performance and cash flows of the Company are provided in Note 31.

d.	Basis of measurement – The consolidated financial statements have been prepared on a historical cost basis, except for the following significant accounts: i) certain financial instruments recognized at fair value, ii) the liability for postemployment benefits, which is recognized net of unrecognized costs for past services and the present value of the obligation for such benefits, and iii) certain financial liabilities recognized at amortized cost.

The different measurement principles utilized include the following:

•	Historical cost – Historical cost is generally based on the fair value of the amount given in exchange for assets.

•	Fair value – The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the valuation date.

•

Present value – Some financial assets are recorded at the discounted present value of future cash inflows that those assets are expected to generate in the ordinary course of business. Liabilities are recorded at the discounted present value of future cash outflows required to settle these liabilities in the ordinary course of business.

•

Amortized cost – The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

e.	Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, for the years ended December 31, 2012 and 2011 and as of January 1, 2011, of which it owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

•	Aeropuerto de Aguascalientes, S.A. de C.V.

•	Aeropuerto del Bajio, S.A. de C.V.

•	Aeropuerto de Guadalajara, S.A. de C.V.

•	Aeropuerto de Hermosillo, S.A. de C.V.

•	Aeropuerto de La Paz, S.A. de C.V.

•	Aeropuerto de Los Mochis, S.A. de C.V.

•	Aeropuerto de Manzanillo, S.A. de C.V.

•	Aeropuerto de Mexicali, S.A. de C.V.

•	Aeropuerto de Morelia, S.A. de C.V.

•	Aeropuerto de Puerto Vallarta, S.A. de C.V.

•	Aeropuerto de San José del Cabo, S.A. de C.V.

•	Aeropuerto de Tijuana, S.A. de C.V.

•	Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)

•	GA del Pacífico Partipacoes do Brasil LTDA

•	Puerta Cero Parking, S.A. de C.V. (PCP)

•	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements. The Company consolidates all entities over which the Company has control, which occurs when it is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over such investee. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Company, and are no longer consolidated from the date that control is lost.

The Company early adopted a package of five new and revised standards (IFRS 10, Consolidated Financial Statements, IFRS 11 Joint Ventures, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements, and IAS 28 (as revised in 2011) Investments in Associates and Joint Agreements), whose related accounting policies have been included in these consolidated financial statements.

f.	Functional and presentation currency – The consolidated financial statements and notes as at December 31, 2012 and 2011 and as of January 1, 2011 and for the years ended December 31, 2012 and 2011, are prepared in pesos, which is the functional currency of the Company and its subsidiaries and are presented in thousands of pesos.

g.	Use of estimates and critical judgments in preparing the financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities, income and expenses of the relevant period. Actual results could differ from these estimates.

Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Estimation of doubtful accounts (Note 7)

•	Definition of useful lives and depreciation and amortization periods (Notes 3.c y 3.d)

•	Probability of recovery of tax loss (Note 14.f)

•	Recovery of tax on assets paid in prior years (Note 14.i)

•	Assumptions used to determine liabilities for retirement benefits (Note 17)

•	Contingency liabilities (Note 26)

In addition to the estimates, the Company makes critical judgments in applying its accounting policies, which have a material effect on the amounts recognized in the financial statements. Management believes that the decisions made are the most reasonable based on information available, on the judgments made and the way it manages the operation of the Company. Critical judgments relate to:

•

Identification of differences between IFRS and MFRS – As part of the process of adopting of IFRS as explained in Note 2c, management of the Company has undertaken a comprehensive analysis of the applicable IFRS that apply to its operations and believes it has reasonably identified all significant differences that may have a material effect on the consolidated financial statements, as well as the effects of the mandatory exceptions and applicability of the voluntary exemptions adopted as of January 1, 2011, the IFRS transition date.

•

Accounting for the Concession – Management believes it has carried out a comprehensive implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, International Financial Reporting Interpretation (IFRIC) 12 Service Concession Arrangements is applicable to the Company. The Company treats its investments related to improvements and upgrades to be performed in connection with the MDP under the intangible asset model established by IFRIC 12 and does not recognize a provision for maintenance, as all investments required by the MDP, regardless of their nature, directly increase the Maximum Tariff per traffic unit (MT). Accordingly, all amounts invested under the MDP have a direct correlation to the amount of fees the Company will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues the Company will be able to generate. As result, management defines all expenditures associated with investments required by the MDP as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the MDP is mandatory, as well as the fulfillment of the MT and therefore, in case of default in any of these obligations (MDP or MT), the Company could be subject to sanctions and even its concession could be revoked. To determine the amortization period of the intangible associated with the improvements and upgrades made to comply with the MDP, the Company focuses on the period over which they will generate future economic benefits or the concession term, whichever is less.

h.	Income from operations – This line item is comprised by total revenues less operating costs. Although this presentation is not required by IAS 1 Presentation of Financial Statements, it is included because it represents a reliable measure of the economic and financial performance of the Company.

i.	Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2012 and 2011, comprehensive income is represented only by the net income of each year.

j.	Classification of cost and expenses – Costs and expenses presented in the consolidated statements of comprehensive income were classified according to their nature.

3.	Summary of significant accounting policies

The consolidated financial statements comply with IFRS as issued by the IASB. Its preparation requires management to make certain estimates and use certain assumptions that affect certain items of the consolidated financial statements and their related disclosures required therein, and in the preparation of the initial statement of financial position in accordance with IFRS as of January 1, 2011. However, actual results could differ from those estimates. The Company’s management, upon applying professional judgment, considers that estimates and assumptions used were adequate under the circumstances (Note 2.g). The significant accounting policies of the Company are as follows:

a.	Financial assets and liabilities

Financial assets – Financial assets are recognized when the Company becomes a contractual party to the terms of the related instruments.

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss (FVTPL) are recognized immediately in profit or loss.

The Company’s financial assets are classified into the following specified categories: i) FVTPL and ii) accounts receivable. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way of purchases or sales, are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

•	Financial assets at FVTPL – Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	In its initial recognition, it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and is effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any gain or loss arising on remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned from the financial asset and is included in the finance income in the consolidated statements of comprehensive income. Fair value is determined in the manner described in Note 6.

•

Accounts receivable – Trade accounts receivable and other receivables, with fixed or determinable payments that are not quoted in an active market are classified as receivables. Interest income is recognized by applying the effective interest rate, except for the short term receivables, in the event that the recognition of interest is not material.

The effective interest rate is the rate that discounts the estimated future cash receipts (including all professional fees and basis points paid or received that are part of the effective interest rate, transaction costs and other premiums or discounts) for the expected life of the instrument, or when is appropriate a shorter period, to the net carrying amount at initial recognition.

Financial liabilities and equity instruments – Financial liabilities are recognized when the Company becomes a contractual party to the terms of the related instruments.

Financial liabilities and are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of the financial liabilities (other than financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial liabilities, as appropriate, on its initial recognition. Transaction costs directly attributable to the acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements.

•

Equity instruments – An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the resources received, net of direct costs from the emission.

Repurchase of the Company’s common stock is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss at the purchase, sale, issue or cancellation of the Company’s own equity instruments.

•

Financial liabilities – Financial liabilities are classified as financial liabilities at FVTPL or as other financial liabilities. At the date of the financial statements, the Company does not have liabilities at FVTPL.

Other financial liabilities (including borrowings and trade accounts payable) are subsequently measured at amortized cost, using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments exactly (or as appropriate in a short term) with the net book value on its initial recognition.

The Company derecognizes financial liabilities when, and only when, the Company´s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the amount paid and payable is recognized in profit or loss.

Even when the Company has the right, in certain cases, for a compensation of financial assets and liabilities, as of the date of this consolidated financial statements, the Company does not have the intention of compensate a liability with an asset, nor expect in a short term may require it. Therefore, deposits received in guarantee are presented separately from accounts receivable.

b.	Cash and cash equivalents – Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses with immediate availability invested in Mexican Treasury Bills (CETES), as well as cash equivalents designated for expenditure, held in trust, which are available for immediate use but have been designated for a particular purpose (see Note 5). Cash is stated at nominal value and cash equivalents are valued at fair value; generated yields and fluctuations in value are recognized as interest income as earned.

c.	Machinery, equipment and improvements on leased buildings

•

Recognition and valuation – Machinery, equipment and improvements to leased buildings are recognized at acquisition cost less accumulated depreciation and any accumulated impairment losses. The acquisition cost includes expenses directly attributable to the acquisition of the asset.

When significant parts of an asset of machinery, equipment and improvements to leased buildings have different useful lives, they are accounted for separately as a component of the asset.

Gains and losses from sales or retirements of machinery, equipment and improvements to leased buildings are determined comparing the proceeds from the sale or retirement against net amount of machinery, equipment and improvements to leased buildings and are recognized net in other expenses in the consolidated statement of comprehensive income.

•

Subsequent costs – The cost to replace a part or item of machinery, equipment and improvements to leased buildings are recognized in the value of the asset when it is probable that future economic benefits associated with that part will flow to the Company and its cost can be measured reliably. The net value of the replaced item is derecognized at its net book value. Minor maintenance costs are recognized in earnings as incurred.

•

Depreciation – Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other substitute value of that cost, since this is the value that reflects more certainty the expected pattern of consumption of future economic benefits implicit in the active. The Company does not determine residual values for machinery, equipment, improvements and leased buildings as they are not considered to be material.

Depreciation of machinery and equipment is recognized in the consolidated statement of comprehensive income and is calculated under the straight-line method based on the useful lives of the related assets. Also, improvements to leased buildings are amortized by the straight-line method based on the remaining useful life of the improvements or the lease term, whichever is less. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis.

The estimated useful lives for the current period and comparative period are as follows

	Useful life (years)	Average annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	3.3	30%
Transportation equipment	4	25%
Communication equipment	10 - 3.3	10% - 30%
Improvements on leased buildings	10	10%

d.	Intangible Assets

•

Improvements to concession assets – Improvements to concession assets are accounted for the improvements that are made pursuant to the Master Development Plan (MDP) and improvements carried out by the daily operation of the Company’s airports. All infrastructure investments made by the airports will be delivered to the Mexican government at the end of the term of the Concession. Under the Company’s concession agreements, through the Master Development Programs agreed with the Mexican government every five years, the Company is committed to carry out various improvements, upgrades and additions to each of its airports on an annual basis. In exchange for investing in those additions and upgrades, the Mexican government grants the Company the right to obtain benefits for services provided using those assets. The Company, as the operator of the concession assets, recognizes an intangible asset as it receives a right granted by the Mexican government to charge users of the public service associated with the use of its airports.

•	Airport concessions – The Company recognized an intangible asset of the Concession granted by the SCT to manage and operate each of the airports for 50 years since its acquisition.

•

Rights to use airport facilities – Rights to use airport facilities are recorded at acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and exploit them during the Concession term.

•

Other acquired rights – These rights correspond to payments made by the Company after the date the Concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded at its acquisition cost.

•

Amortization – After to its initial recognition, intangible assets are valued at acquisition cost plus capitalized borrowing costs that are recognized, less accumulated depreciation and accumulated impairment losses. Depreciation is recognized in the consolidated statement of comprehensive income under the straight line method applied to the shorter of the estimated period of future economic benefits the intangible assets will generate, or the concession period, from the date they are available for use.

Amortization periods for the current and comparative period are as follows:

	Period (years)	Average annual amortization rate
Improvements to concession assets	12.5 - 20	5% - 8%
Airport concessions	49	2%
Rights to use airport facilities	10 - 49	10% - 2%
Other acquired rights	44 - 48	2%

The amortization method and useful lives are reviewed at each year end date and adjusted prospectively if necessary.

e.	Capitalized borrowing costs – Borrowing costs directly attributable to qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use are capitalized as part of the cost of the related asset. In determining the amount of borrowing costs eligible for capitalization during a period, any investment income earned on such funds is deducted from the borrowing costs incurred.

f.	Impairment

•

Financial assets – A financial asset that is not recognized at FVTPL is evaluated by the Company at the close of each reporting period to determine whether there is evidence of potential impairment. A financial asset is impaired if there is objective evidence that a loss has occurred after the initial recognition of the asset and that loss has a negative effect on the estimated future cash flows of the asset, that can be estimated reliably. The reversal of an impairment loss cannot exceed the amount of the impairment previously recognized

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach in the payment of the interests or the loan; or

•	it is probable that the borrower will enter in bankruptcy or into a financial reorganization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

An impairment loss on financial assets carried at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Losses are recognized in earnings and are reflected in the allowance for doubtful accounts included in cost of services. When a subsequent event causes the amount of impairment loss to reverse, such amount is recognized in current earnings on a prospective basis and cannot exceed the amount of the impairment previously recognized.

Individually significant financial assets are tested one by one for impairment. The remaining financial assets are assessed in groups of similar credit risk characteristics.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

All impairment losses are recognized in the consolidated statement of comprehensive income.

A reversal of an impairment loss occurs only if it can be associated objectively to an event that occurred after the date the loss was recognized.

•

Non-financial assets – Non-financial assets of the Company are assessed at each period end date to determine whether there is any indication of impairment. If there is such an indication of impairment, management estimates the recoverable amount.

The recoverable amount of an asset or cash-generating unit is the higher of asset value in use and net selling price. To determine the asset’s value in use, the estimated future cash flows are discounted to present value using an appropriate discount rate before tax that reflects current market conditions in relation to the time value of money and the risks specific to the asset. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit).

The Company’s individual airports cannot be considered as separate cash-generating units, as the bidding process for the concession made by the Mexican Federal Government included the package of twelve airports, and therefore the Company is required to operate and maintain all 12 airports independently of the results they generate individually. Considering the above, the Company performs an impairment assessment at a consolidated basis.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit and loss.

g.	Derivative financial instruments – The Company occasionally uses derivative financial instruments, specifically interest rate caps, to hedge its exposure to interest rate risk arising primarily from debt instruments.

Derivatives are initially recognized at fair value at the date the derivative contract are entered into and subsequently valued at fair value at the end of each reporting period. The gain or loss is recognized in profit or loss immediately unless the derivative is designated as a hedging instrument and is considered to be effective. The timing of the recognition of the hedging instrument in earnings will depend on the nature of the hedge.

The Company may designate certain instruments as hedges for accounting purposes if at inception of the hedge, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management and management strategy objectives for undertaking various hedging transactions. Additionally, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to changes in fair value or changes in cash flows of the hedged item.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it fails to meet the criteria for hedge accounting. Any cumulative gain or loss on the hedging instrument that has been recognized in equity remains in equity until the forecasted transaction is ultimately recognized in profit or loss. When management no longer expects the forecasted transaction to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

h.	Other intangible assets – Costs incurred in the development phase, as well as other intangible assets that meet certain requirements and that the Company has determined will have future economic benefits, are capitalized and amortized based on the straight-line method. Expenditures that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

i.	Leases – The payments made by the Company as a lessee under operating leases are recognized in the consolidated statements of comprehensive income on a straight-line basis over the lease term. Lease incentives received are recognized, as applicable, as a decrease in overall rental costs over the term of the contract. The Company’s accounting policy as a lessor is disclosed in Note 3.n. The Company does not have finance leases either as a lessee or lessor.

j.	Provisions – Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an account receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Provisions are classified as current or noncurrent based on the period of time estimated to meet the obligations covered.

k.	Direct employee benefits – Liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits primarily include statutory employee profit sharing (PTU) payable, compensated absences, vacation and vacation premium and incentives.

l.	Liabilities for postemployment benefits – The seniority premium liability and severance of the personnel to the retirement age are calculated by independent actuaries at the projected unit credit method using nominal interest rates. Actuarial gains and losses generated during the year are recognized directly in the profit or loss.

The Company adopted in advance IAS 19 (as revised in 2011) Employee Benefits, which did not have a significant impact on the Company’s consolidated financial statements.

m.	Statutory employee profit sharing – PTU is recorded in the results of the year in which it is incurred and presented under the heading of personnel costs included under cost of services in the consolidated statements of comprehensive income.

n.	Revenue recognition – Aeronautical and non-aeronautical revenues are recognized at their fair value, within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

•

Aeronautical services – The majority of the Company’s revenues are derived from rendering aeronautical services, related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” per “workload unit.” A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

•

Revenues from non-aeronautical services consist mainly of the leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, and other miscellaneous revenues.

Commercial space within the terminals is leased through operating lease agreements, based on either a monthly fixed rent or a charge based on the higher of a minimum monthly rent or a percentage of the lessee’s monthly revenues. Rental income from the Company’s leases is recognized on a straight-line basis over the term of the relevant lease.

•

Revenues and cost of improvements to concession assets – In conformity with International Financial Reporting Interpretation Committee (IFRIC) Interpretation 12 Service Concession Agreements, the Company recognizes revenues and the associated costs of improvements to concession assets which it is obligated to perform at the airports as established by the MDP. Revenues represent the value of the exchange between the Company and the government with respect to the improvements, given that the Company constructs or provides improvements to the airports as obligated under the MDP and in exchange, the government grants the Company the right to obtain benefits for services provided using those assets. The Company has determined that its obligations per the MDP should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the MDP are included in the maximum tariff it charges its customers and therefore it recognizes the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by the Company in the execution of the additions or improvements, considering the investment requirements in the MDP. Through bidding processes, the Company contracts third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The amounts paid are set at market value.

o.	Foreign currency transactions – Foreign currency transactions are recorded at the exchange rate in effect on the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between exchange rates in effect at the transaction date and the rates used by the Company are not considered material).

Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the consolidated statement of financial position date. Exchange fluctuations are recognized as interest income as earned in the finance income – cost, as exchange gain or loss.

p.	Income taxes – Corporate income tax (ISR) and the Business Flat Tax (IETU) include both the current tax and deferred tax. Deferred and current tax are recognized the consolidated statement of comprehensive income, except when they are relate to items recognized in other comprehensive income, or directly in equity, in that case the deferred and current tax are also recognized in other comprehensive income or directly in equity, respectively.

Current tax expense is the tax payable determined for the year, using tax rates enacted or substantially enacted at the reporting date, plus any adjustment to tax payable in respect of previous years. Taxable income differs from income before income taxes reported in the consolidated statements of comprehensive income because there are items of income or expense that are taxable or deductible in other years and items that will never be taxable or deductible.

To recognize deferred income taxes, based on its financial projections, the Company determines whether its individual airports expect to incur ISR or IETU in the future, and recognizes the deferred taxes accordingly. Deferred taxes are calculated by applying the rate for temporary differences resulting from comparing the accounting and tax assets and liabilities, and when applicable, the benefits from tax loss carryforwards and certain tax credits, such as the Tax on Assets (IMPAC) paid in previous years and expected to be recovered in future periods in accordance with the rules established in the tax laws, to the extent that it is probable the existence of future taxable profit that can be applied against such tax benefits. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit can be recognized.

The rates applied to determine the deferred tax are those that correspond to the year in which it is expected the reversal of the temporary difference.

The Company did not recognized deferred taxes for the following items:

•	Initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor tax results.

•

Differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and where the Company has the power to control the reversal date.

q.	Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same.

r.	Finance income and cost – Finance income comprises interest income from investments in debt securities, changes in the market value of financial assets at FVTPL and gains on hedging instruments that are recognized in the consolidated statement of comprehensive income, among other concepts. Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount can be reliably measured. Interest income is recorded on a regular basis, with reference to the capital invested and the effective interest rate.

Finance costs comprise interest costs of loans net of interest cost capitalized on qualifying assets, changes in the market value of financial assets at FVTPL, losses on hedging instruments that are recognized in the consolidated statement of comprehensive income, interest paid to the tax authorities, among other items. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the consolidated statement of comprehensive income, using the effective interest method.

s.	Operating segments – An operating segment is a component of the Company that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company. All operating results of the operating segments are regularly reviewed by the Chief Executive Officer for making decisions about resources to be allocated to the segment and assess its performance and for which specific financial information is available. Each of the airports of the Company represents an operating segment.

4.	Financial risk management

The Company is exposed, among other, to the following risks from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Company’s exposure to each of the above risks, the objectives, polices and processes of measuring and risk management of the Company. In different sections of these financial statements the Company has included additional in-depth disclosures.

At December 31, 2012 and 2011, and January 1, 2011, financial instruments held by the Company are comprised of the following:

	December 31, 2012		December 31, 2011		January, 1 2011
Financial assets
Cash and cash equivalents	Ps.	1,663,683	Ps.	2,135,010	Ps.	2,348,807
Financial investments held for trading purposes		433,573		278,349		233,915
Receivables		247,543		296,752		297,885

Derivative financial instruments		1,045		4,468		7,138

Financial liabilities at amortized cost
Current and long term bank loans	Ps.	2,012,723	Ps.	2,023,618	Ps.	1,309,300
Accounts payable		376,225		472,645		403,724

Financial risk management objectives – The board of directors is responsible for developing and monitoring the Company’s risk management policies.

The Company’s risk management policies are established to identify and analyze potential risks, to set appropriate limits and controls, to monitor such risk on an ongoing basis. Policies and risk management systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop an environment of disciplined and constructive control in which all employees understand their roles and obligations.

The Audit Committee of the Company supervises how management monitors compliance with policies, procedures and reviews risks that is appropriate to the risk management framework in relation to the risks faced by the Company. The Audit Committee is supported in its oversight role by the Company’s Internal Audit Function. Internal Audit performs routine and special reviews of controls and risk management procedures, and reports its results directly to the Audit Committee.

Credit risk – Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company and arises primarily for trade accounts receivable and the Company’s investments, including investment funds and derivative financial instruments.

•

Receivables – The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (Tarifa de Uso Aeroportuario, TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. At December, 31 2012 and 2011 the revenues for TUA represented 57.1% and 51.8% of the total revenues, respectively. The revenues from commercial areas are collected from other clients, which are not are airline customers. Approximately 31.5% and 28.5% of the Company’s revenues in 2012 and 2011 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is nominal geographical risk concentration because its airports are in different cities in Mexico, and therefore if one airport has an operating problem its other airports will not be affected. Approximately 36.0% and 37.0% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2012 and 2011 were generated by the Guadalajara airport. In addition, approximately 90.9% and 90.8% of aeronautical and non aeronautical revenues earned during the periods ended December 31, 2012 and 2011, respectively, were generated by six of the Company’s airports (Guadalajara, Tijuana, San Jose del Cabo, Puerto Vallarta, Bajio and Hermosillo).

The Company has a credit policy under which each new customer is analyzed individually for creditworthiness before offering the standard terms and conditions of payment and delivery of the services provided by the Company. The review of the Company includes external ratings, when they are available, and in some cases bank references. Every customer has established credit limits, which must be approved by the Company’s management and are reviewed periodically.

The Company has entered into agreements with all its airline customers to collect the TUA, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse to the airport the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the case of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as Deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. At December 31, 2012 and 2011 and January 1, 2011, the Company has customer deposits of Ps. 430,615, Ps. 316,389 and Ps. 226,412, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the estimation that will maintain long-term operations at the Company’s airports.

When reviewing credit risk, management groups the Company’s clients according to their credit characteristics that include whether the customer is an individual or a corporation, if they are airline customers, commercial customers, age and the existence of previous financial difficulties.

The Company systematically and periodically reviews the aging and collection of trade accounts receivable, and recognizes an allowance for doubtful accounts when it has evidence that it is probable these accounts will not be recovered (Note 7).

•

Investment securities – The Company limits its exposure to credit risk by investing in government-backed securities. Management constantly monitors credit ratings does not expect any counterparty defaults.

•

Liquid funds and derivative financial instruments – The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by recognized rating agencies.

Liquidity Risk – The risk of liquidity represents the possibility that the Company will have difficulty to fulfill its obligations related with its financial liabilities that will be paid in cash or another financial asset. The Company focuses its liquidity management to ensure, as much as possible, that it will have sufficient liquidity to comply with its obligations at their maturity date, both in normal and in extraordinary conditions, without incurring in unacceptable losses or risking the reputation of the Company.

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt; this excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters. The Company has external financing as described in Note 16 for compliance of its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2012 and 2011, the Company has available credit lines of Ps. 293,692 and Ps. 560,726, respectively.

Following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2012 and 2011:

	Weighted average of effective interest rate	Less than 1 month		December 31, 2012 From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Fixed rate bank loans		Ps.	21,929	Ps.	21,429	Ps.	130,071	Ps.	212,500	Ps.	—	Ps.	385,929
Fixed rate interest	8.52%		5,137		3,195		19,378		16,120		—		43,830
Variable rate bank loans			128,399		49,210		204,887		1,017,800		226,498		1,626,794
Variable rate interest	6.83%		9,617		18,400		71,894		200,354		12,572		312,837
Trade accounts payable	N/A		141,491		139,168		29,345		—		—		310,003
		Ps.	306,573	Ps.	231,402	Ps.	455,575	Ps.	1,446,774	Ps.	239,070	Ps.	2,679,394

	Weighted average of effective interest rate	Less than 1 month		December 31, 2011 From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Fixed rate bank loans		Ps.	21,929	Ps.	21,429	Ps.	130,071	Ps.	385,929	Ps.	—	Ps.	559,358
Fixed rate interest	8.52%		7,047		5,077		30,623		43,830		—		86,577
Variable rate bank loans			13,579		45,923		178,508		952,041		274,209		1,464,260
Variable rate interest	7.13%		5,941		20,092		71,508		219,050		17,266		333,857
Trade accounts payable	N/A		202,775		153,140		52,079		—		—		407,994
		Ps.	251,271	Ps.	245,661	Ps.	462,789	Ps.	1,600,850	Ps.	291,475	Ps.	2,852,046

The interest payable from loans with variable interest rates was determined based on projected interest rates, plus the basis point adjustment corresponding to each bank loan.

Market risk – Is the risk that changes in market prices, such as exchange rates, interest rates and prices of equity instruments, may affect the amount of the Company’s financial instruments. The Company’s market risk management objectives include controlling the risk exposures between acceptable parameters, while optimizing profits.

The Company in certain enters into derivatives instrument contracts to manage market risks. These transactions are in-line within the policies established by management. The Company also applies hedge accounting to minimize the volatility in profit or loss associated with certain financial instruments.

•

Foreign exchange risk – The Company is exposed to currency risk for its revenues denominated in a currency other than the functional currency of the Company, which is the peso. The foreign currencies in which transactions are primarily denominated is the U.S. dollar (USD) (Note 28).

The tariffs to be charged to international passengers and international flights are published in the Official Journal (Diario Oficial de la Federación) in USD, however, in accordance with Mexican law these tariffs are billed and collected in Mexican pesos. A significant depreciation of the peso during the last two months in each year could lead to an increase in aeronautical revenues that could lead to exceed the maximum tariff per traffic unit allowed, which may be a breach of compliance with the Concession’s maximum rates of each airport. If a significant depreciation of the peso occurs, the Company may be required to provide discounts to avoid exceeding the maximum tariffs. On the other hand, a significant appreciation of the peso could lead to our rates substantially decreasing. The Company has no way to recover the lost revenue if it charges less than the maximum rate as a result of a significant appreciation of the peso.

While the Company can ensure that it does not exceed the maximum rates as mentioned above, the depreciation of the Mexican peso can have a positive effect on commercial revenues and aeronautical revenues, while that appreciation of Mexican peso generally has a negative effect. The rates applied to international passengers, international flights and some of our commercial contracts are denominated in USD and are billed and collected in Mexican pesos translated at the average exchange rate of the previous month. Therefore, the depreciation of the peso against the dollar results in the Company obtaining more USD than before the depreciation, while the appreciation of the peso against the USD results in the Company obtaining less Mexican pesos. As the Mexican peso appreciates against the USD, the Company obtains fewer pesos which could result in a decreased in profit, especially if the appreciation continues or exceeds historical levels. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a consequence of the depreciation of the peso, or as a result of other factors.

Following is a sensitivity analysis of our financial assets and liabilities denominated in USD, if the peso depreciates or appreciates by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts at December 31, 2012	Peso amounts at exchange rate of Ps.13.0101		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	240	Ps.	3,120	Ps.	3,435	Ps.	2,810
Financial investments held for trading purposes	33,326		433,573		482,857		395,065
Trade accounts receivable	3,536		46,004		50,604		41,403

	37,102		482,697		536,896		439,278
Financial liabilities:
Accounts payable	224		2,914		3,206		2,623

Net asset position	36,878	Ps.	479,783	Ps.	533,690	Ps.	436,655

	USD amounts at December 31, 2011	Peso amounts at exchange rate of Ps.13.9787		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	368	Ps.	5,144	Ps.	5,659	Ps.	4,630
Financial investments held for trading purposes	19,912		278,349		306,178		250,509
Trade accounts receivable	2,977		41,615		45,776		37,453

	23,257		325,108		357,613		292,592
Financial liabilities:
Accounts payable	824		11,518		12,670		10,367

Net asset position	22,433	Ps.	313,590	Ps.	344,943	Ps.	282,225

•

Interest rate risk – The Company monitors its interest rate risk and when bank loans are entered into with variable interest rates it determines whether it should enter into derivative financial instruments, in order to reduce its exposure to the risk of volatility in interest rates (Note 13). The negotiation with derivative financial instruments is only entered into with institutions of high repute and credit rating. The Company does not enter into operations for speculative purposes.

The following sensitivity analysis has been determined based on the exposure to interest rates for both derivatives and non-derivative financial instruments at the end of the reporting period. For loans with variable interest rates, an analysis is prepared assuming the amount of liability outstanding at the end of the reporting period under review has been the current liability for the year. The sensitivity analysis used assumes an increase or decrease of 100 basis points, which is the change management considers reasonably possible of occurring at year end.

If interest rates had been 100 basis points higher or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2012 and 2011 would be as follows:

	2012		2011
Effect in case of interest rate increase in 100 basis points
Variable rate bank loans	Ps.	(14,313)	Ps.	(14,002)

Effect in case of interest rate decrease in 100 basis points
Variable rate bank loans	Ps.	14,313	Ps.	14,002

Based on the forward interest rate curves for the contractual term of the Company’s loans where management has entered into derivative interest rate caps to hedge the volatility in interest rate risk, the Company does not expect that such forward rates will be above 7.0%, which is the strike price of the interest rate cap for some of the Company’s bank loans. However, if the interest rates increase above 7.0%, the hedging instrument would become effective and the intrinsic value of the instrument would be recognized in other comprehensive income.

The Company has entered into derivative financial instrument interest rate caps (CAPs), whereby it agreed to exchange the difference between the amounts of the variable interest rate calculated over the principal amounts of the hedged items associated with its variable rate debt instruments. These contracts allow the Company to hedge the cash flow exposures on debt contracted at variable interest rates. The fair value of the CAPs at the end of the reporting period is measured at their fair market value, which amounted to Ps. 1,045 and Ps. 4,468, respectively at December 31, 2012 and 2011 (Note 13).

Capital Management – The policy of the Board of Directors of the Company is to maintain a strong capital position to provide confidence to its investors, creditors, and the market and to sustain future development of the business. The Board of Directors monitors the return on equity, which the Company defines as result from net profit divided by total stockholders’ equity.

The Board of Directors seeks to maintain the optimal balance for the ratio between total liabilities and stockholders’ equity, which may result from increased levels of bank loans up to the financial structure that it deems optimal, therefore, management seeks authorization from the Board of Directors for any additional debt issuances or for the prepayment of debt. While the liability grows in relation to equity and net profit continues to increase, the Company will generate higher returns on capital.

Following is the ratio of total liabilities to stockholders’ equity of the Company at the end of the reporting period:

	2012		2011
Total liabilities	Ps.	3,080,424	Ps.	3,038,492
Stockholders’ equity		21,453,213		21,681,183
Ratio of total liabilities to stockholders’ equity		7.0		7.1

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

•	The acquisition has to be approved previously at a Stockholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).

•

If the acquisition is made, the Company reduces stockholders’ equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.

•

Announcing the amount of common stock issued and paid when determining the authorized stock, for repurchase. The Ordinary Stockholders Meeting shall expressly agree, for each year, the maximum amount of funds that may be used for the repurchase of the Company’s shares, with the only limitation that the sum of the resources that can used for this purpose, in no event shall exceed the total balance of retained earnings of the Company.

Repurchased shares are not subject to vote at the Company’s Stockholders Meeting, do not provide rights or economic benefits and are also not considered when determining a quorum to vote.

During the year, there was no change in the Company’s capital management policy. The Company is not subject to externally equity requirements, except for those corresponding to the minimum common stock required by Mexican Companies Law (Ley General de Sociedades Mercantiles).

Fair value of the financial instruments – Except for bank loans, management believes the carrying amounts of financial assets and financial liabilities, recognized at amortized cost in the financial statements, approximate their fair value due to their short-term maturities.

As of December 31, 2012 and 2011 and as of January 1, 2011, the fair value of bank loans recognized at amortized cost was Ps. 1,918,827, Ps. 2,004,899 and Ps. 1,288,758, respectively, while their book value is Ps.2,012,723, Ps. 2,023,618 and Ps. 1,309,300, respectively. The fair value of bank loans are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The fair value of financial assets and liabilities is determined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices) (Level 2); and

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3)

Financial instruments recognized at fair value, are categorized according to the fair value hierarchy into levels 1 to 3 based on the degree to which their fair value is objectively observable, are:

•	Financial instruments classified as FVTPL – Are classified within Level 1 of the fair value hierarchy.

•	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.

5.	Cash and cash equivalents

As of December 31, 2012, 2011 and January 1, 2011, the balances are comprised of the following:

	December 31, 2012		December 31, 2011		January 1, 2011
Cash	Ps.	115,118	Ps.	471,672	Ps.	231,813
Cash equivalents designated for expenditure, held in trust		24,947		145,000		228,577
Overnight investments of cash surpluses		1,523,618		1,518,338		1,888,417

	Ps.	1,663,683	Ps.	2,135,010	Ps.	2,348,807

On December 23, 2009 the Company established a trust for investment and administration with Banamex, who acts as a trustee, while the airports of the Company are trustors and beneficiaries in the second instance, and Rapiscan is the beneficiary in first instance. The trust is controlled by a Technical Committee consisting solely of executives of the Company, although Rapiscan will be able to intervene in the event that the resources held in trust will be used for projects other than that stipulated in the trust agreement. On February 25, 2010, the Company signed a modification agreement which converts the trust to an irrevocable trust whose funds are solely to be used for payment to Rapiscan in return for its construction services provided with respect to a documented baggage inspection project. If either party does not fulfill their obligations with respect to the trust agreement, the assets held in trust will be frozen until either a judicial resolution or an arbitration proceeding determines the rights of each party. The assets are only to be invested in government securities denominated in national currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The duration of the trust is for the period in which the contracts with the airports are in force and over which Rapiscan will fulfill the terms of the contract. As of December, 31, 2012, and 2011 and January 1, 2011 the balances are for Ps. 24,077, Ps. 57,710 and Ps. 228,577 respectively, including funds and earned interest.

On December 15, 2011, the Company established two trusts for investment and administration with Banamex, who acts as a trustee, while the airports of the Company are trustors and beneficiaries. The trusts are controlled by a Technical Committee consisting solely of executives of the Company, these trusts are revocables and only they will be destined to pay the execution of the constructions “Enlargement Terminal Building Phase III” in the Tijuana airport and “New Terminal T4” in the Los Cabos airport. The assets are only to be invested in government securities denominated in national currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The duration of the trusts are for the period in which the contracts with the airports are in force. As of December, 31, 2012, the balance is for Ps. 870 and this is only for the Tijuana airport. As of December, 31, 2011, the balances in the Tijuana and San José airports are Ps.31,489 and Ps. 55,801, respectively, including funds and earned interest.

6.	Financial investments held for trading purposes

At December 31, 2011 and 2012, and January 1, 2011 the financial instrument are composed as follows:

	December 31, 2012				December 31, 2011				January 1, 2011
	Acquisition Cost		Fair Value		Acquisition Cost		Fair Value		Acquisition Cost		Fair Value
Pemex UMS 2013 Bonds	Ps.	—	Ps.	—	Ps.	88,323	Ps.	83,817	Ps.	78,077	Ps.	77,680
Pemex 2015 Bonds		—		—		179,005		183,620		153,202		156,235
Pemex 2018 Bonds		18,582		18,221		1,028		1,019		—		—
Pemex 2018 Bonds		155,360		154,369		—		—		—		—
Pemex 2019 Bonds		251,799		260,983		9,971		9,893		—		—

Total	Ps.	425,741	Ps.	433,573	Ps.	278,327	Ps.	278,349	Ps.	231,279	Ps.	233,915

	December 31, 2012		December 31, 2011		January 1, 2011
	Average interest rate	Maturity date	Average interest rate	Maturity date	Maturity date
Pemex UMS 2013 Bonds	—	—	5.833%	January 16, 2013	January 16, 2013
Pemex 2015 Bonds	—	—	3.876%	March 15, 2015	March 15, 2015
Pemex 2018 Bonds	3.731%	March 1, 2018	3.860%	March 1, 2018
Pemex 2018 Bonds	3.718%	September 30, 2018	—	—
Pemex 2019 Bonds	3.928%	May 3, 2019	4.040%	May 3, 2019

Investments held for trading purposes are composed of government bonds with immediate liquidity. According to the treasury policy of the Company, such investments will be sold within one year of acquisition. Investments are presented at fair value based on the market value of such bonds at each statement of financial position date. Changes in fair value are recognized within in the finance (cost) income of the consolidated statements of comprehensive income.

7.	Trade accounts receivable

As of December 31, 2012 and 2011, and January 1, 2011, trade accounts receivable are composed of the following:

	December 31,		December 31,		January, 1
	2012		2011		2011
Trade accounts receivable	Ps.	470,801	Ps.	522,855	Ps.	513,846
Allowance for doubtful accounts		(226,005)		(228,352)		(217,700)

	Ps.	244,796	Ps.	294,503	Ps.	296,146

Accounts receivable include balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps. 250,293, Ps. 300,578 and Ps. 316,280 as of December 31, 2012 and 2011 and January 1, 2011, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements in the allowance for doubtful accounts are recorded under cost of services in the consolidated statement of comprehensive income.

	2012		2011
Beginning balance	Ps.	(228,352)	Ps.	(217,700)
Bad debt expense		(16,869)		(10,652)
Write-offs		19,216		—

Ending balance	Ps.	(226,005)	Ps.	(228,352)

Following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31,		December 31,		January 1,
	2012		2011		2011
Accounts receivables past due from 1 to 30 days	Ps.	18,643	Ps.	22,407	Ps.	22,643
Accounts receivables past due 31 to 60 days		5,012		3,755		6,839
Accounts receivables past due 61 to 90 days		1,327		1,413		1,421
Accounts receivables past due more than 90 days		206		16,613		17,056

	Ps.	25,188	Ps.	44,188	Ps.	47,959

Following the percentage shown represents the balance of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of passenger charges (TUA) that corresponds to the amounts that the airline recovers from the passengers in behalf of the Company and subsequently they deliver, as well as another accounts receivable that corresponds to the services provided directly to the airline:

	December 31, 2012		December 31, 2011		January 1, 2011
	% of TUA to be reimbursed	% of own receivables	% of TUA to be reimbursed	% of own receivables	% of TUA to be reimbursed	% of own receivables
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	10.0%	2.4%	8.9%	3.5%	8.5%	1.6%
Aerovías de México, S.A. de C.V.	6.1%	0.9%	10.1%	1.0%	9.3%	0.7%
ABC Aerolíneas, S.A. de C.V.	7.3%	1.0%	4.3%	0.7%	4.6%	0.4%
Aerolitoral, S.A. de C.V.	7.2%	0.7%	5.3%	0.5%	5.6%	0.6%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivables from clients as of December 31, 2012 and 2011. These guaranties would be able to apply to any unpaid balance in case of a breach from clients and under certain circumstances.

8.	Machinery, equipment and improvements on leased buildings

As of December 31, 2012 and 2011 and January 1, 2011, the machinery, equipment and improvements on leased buildings are composed as follows:

	Balance as of January 1, 2012		Additions		Divestitures		Balance as of December 31, 2012
Investment:
Machinery and equipment	Ps.	934,379	Ps.	189,071	Ps.	(21,735)	Ps.	1,101,715
Office furniture and equipment		124,793		20,800		(7,239)		138,354
Computer equipment		231,458		55,889		(6,677)		280,670
Transportation equipment		30,840		1,726		(1,037)		31,529
Communication equipment		15,000		1,227		(630)		15,597
Improvements on leased buildings		8,824		4,928		(3,545)		10,207

Total investment	Ps.	1,345,294	Ps.	273,641	Ps.	(40,863)	Ps.	1,578,072

Accumulated depreciation:
Machinery and equipment	Ps.	(284,271)	Ps.	(86,874)	Ps.	16,305	Ps.	(354,840)
Office furniture and equipment		(65,510)		(12,121)		7,052		(70,579)
Computer equipment		(125,329)		(46,746)		6,567		(165,508)
Transportation equipment		(24,975)		(2,524)		1,037		(26,462)
Communication equipment		(6,401)		(1,537)		473		(7,465)
Improvements on leased buildings		(2,469)		(1,374)		2,090		(1,753)

Total accumulated depreciation	Ps.	(508,955)	Ps.	(151,176)	Ps.	33,524	Ps.	(626,607)

	Balance as of January 1, 2011		Additions		Divestitures		Balance as of December 31, 2011
Investment:
Machinery and equipment	Ps.	542,225	Ps.	421,135	Ps.	(28,981)	Ps.	934,379
Office furniture and equipment		120,581		16,365		(12,153)		124,793
Computer equipment		176,110		64,069		(8,721)		231,458
Transportation equipment		32,785		1,529		(3,474)		30,840
Communication equipment		13,582		2,228		(810)		15,000
Improvements on leased buildings		5,415		3,409		—		8,824

Total investment	Ps.	890,698	Ps.	508,735	Ps.	(54,139)	Ps.	1,345,294

	Balance as of January 1, 2011		Additions		Divestitures		Balance as of December 31, 2011
Accumulated depreciation:
Machinery and equipment	Ps.	(249,936)	Ps.	(57,184)	Ps.	22,849	Ps.	(284,271)
Office furniture and equipment		(63,014)		(12,871)		10,375		(65,510)
Computer equipment		(97,336)		(35,810)		7,817		(125,329)
Transportation equipment		(25,909)		(2,540)		3,474		(24,975)
Communication equipment		(5,188)		(1,589)		376		(6,401)
Improvements on leased buildings		(2,149)		(320)		—		(2,469)

Total accumulated depreciation	Ps.	(443,532)	Ps.	(110,314)	Ps.	44,891	Ps.	(508,955)

	Balance as of December 31, 2012		Balance as of December 31, 2011		Balance as of January 1, 2011
Net amounts:
Machinery and equipment	Ps.	746,875	Ps.	650,108	Ps.	292,289
Office furniture and equipment		67,775		59,283		57,567
Computer equipment		115,162		106,129		78,774
Transportation equipment		5,067		5,865		6,876
Communication equipment		8,132		8,599		8,394
Improvements on leased buildings		8,454		6,355		3,266

Total amounts	Ps.	951,465	Ps.	836,339	Ps.	447,166

The Company has several buildings under operating leasing for office use. In Note 25.a and 30, the Company disclosed the costs and obligations under these leases.

9.	Improvements to concession assets

As of December 31, 2012 and 2011 and January 1, 2011, the improvements to concession assets are composed as follows:

	Balance as of January 1, 2012		Additions		Divestitures		Transfers		Balance as of December 31, 2012
Investment:
Improvements to concession assets	Ps.	4,740,837	Ps.	130,312	Ps.	(21,249)	Ps.	1,155,770	Ps.	6,005,670
Construction in-progress		774,803		549,283		—		(1,155,770)		168,316

Total investment	Ps.	5,515,640	Ps.	679,595	Ps.	(21,249)	Ps.	—	Ps.	6,173,986

Accumulated amortization	Ps.	(1,077,988)	Ps.	(307,096)	Ps.	21,249	Ps.	—	Ps.	(1,363,836)

	Balance as of January 1, 2011		Additions		Divestitures		Transfers		Balance as of December 31, 2011
Investment:
Improvements to concession assets	Ps.	3,808,470	Ps.	32,574	Ps.	(39,908)	Ps.	939,701	Ps.	4,740,837
Construction in-progress		873,426		841,078		—		(939,701)		774,803

Total investment	Ps.	4,681,896	Ps.	873,652	Ps.	(39,908)	Ps.	—	Ps.	5,515,640

Accumulated amortization	Ps.	(835,435)	Ps.	(257,277)	Ps.	14,724	Ps.	—	Ps.	(1,077,988)

	Balance as of December 31, 2012		Balance as of December 31, 2011		Balance as of January 1, 2011
Net amounts:
Improvements to concession assets	Ps.	4,641,834	Ps.	3,662,849	Ps.	2,973,035
Construction in-progress		168,316		774,803		873,426

Total amounts	Ps.	4,810,150	Ps.	4,437,652	Ps.	3,846,461

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports, even though they are not regulated under the MDP’s commitments.

As of December 31, 2012 and 2011, and January 1, 2011, the balance of machinery, equipment, improvements on leased buildings and improvements to concession assets includes investments pending to be paid was Ps.163,644, Ps. 276,443 and Ps. 227,373, respectively. Construction in-progress relates mainly to the expansion of the satellite building at the Puerto Vallarta airport, and the terminal buildings at the Bajio, Guadalajara and Morelia airports. As of December 31, 2012 and 2011, the cumulative net amount capitalized was Ps. 161,907 and Ps. 97,031, respectively, with a capitalization rate of 6.9% and 2.8%, respectively.

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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2012 and 2011, and January 1, 2011:

Acquisition cost assigned to:	Ps.	15,938,359

Rights to use airport facilities (Note 11):
Runways, aprons, platforms	Ps.	519,057
Buildings		577,270
Other facilities		91,241
Land		930,140

		2,117,708
Airport concessions		13,820,651

	Ps.	15,938,359

The original amortization term for the concessions is 49 years. As mentioned in Note 1.a, the concession value was assigned in August 1999, date in which the amortization term began, and will run through November 2048.

The value of the concessions at December 31, 2012 and 2011, and January 1, 2011 is as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Airport concessions	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Less - accumulated amortization		(3,641,229)		(3,357,152)		(3,073,074)

	Ps.	10,179,422	Ps.	10,463,499	Ps.	10,747,577

Amortization recognized for the years ended December 31, 2012 and 2011, amounts to Ps. 284,078 in both years.

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

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

11.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31, 2012 and 2011, and January 1, 2011 was as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(847,218)		(790,519)		(733,821)

	Ps.	1,270,490	Ps.	1,327,189	Ps.	1,383,887

Amortization recognized in the years ended December 31, 2012 and 2011amounted to Ps. 56,699 and Ps. 56,698, respectively.

12.	Other acquired rights

At December 31, 2012 and 2011 and January 1, 2011 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders. The rights acquired are comprised as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Right to operate the charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560		93,560
Right to operate various parking lots		5,673		5,673		5,673

		769,227		769,227		769,227
Less – accumulated amortization		(170,746)		(154,046)		(137,346)

	Ps.	598,481	Ps.	615,181	Ps.	631,881

Amortization recognized in the years ended December 31, 2012 and 2011amounted to Ps. 16,700 in both years. These assets have a useful life until the end of the concession, due to its use and exploitation will continue until then.

13.	Derivative financial instruments

The Company has borrowings at variable interest rates, which in case of an increase in interest rates, would reduce the Company’s cash flows. Through the contracting of the CAPs with Banamex, the Company established a ceiling to hedge the increase in interest rates such that if the relevant rate surpasses the level established (strike) in the contract, the CAP generates positive cash flows to the Company, which offsets the negative effects of the increase in the interest rates from the underlying bank loans. The Company’s derivative financial instruments, are negotiated in the market Over The Counter (OTC) market, through national and international banks.

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

These financial instruments were not entered into for speculative purposes, but neither was formally designated and therefore did not qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in profit or loss within finance income (cost). The main characteristics and the fair value of these derivatives at December 31, 2012 and 2011 and January 1, 2011, are as follows:

Counterparty	Notional amount		Interest rate	Start date of the hedging instrument	Maturity date	December, 31 2012		Fair value December 31, 2011		January 1, 2011
Banamex	Ps.	82,145	TIIE 91 Strike 7%	December 2012	December 2016	Ps.	206	Ps.	923	Ps.	1,511
Banamex		290,109	TIIE 91 Strike 7%	January 2013	January 2017		839		3,545		5,627

	Ps.	372,254				Ps.	1,045	Ps.	4,468	Ps.	7,138

During the years ended December 31, 2012 and 2011, the Company recognized Ps. 3,424 and Ps. 2,670, respectively, within finance (cost) income as an expense of the period, due to the value of the premium paid; no amounts have been recognized through other comprehensive income at the date of these financial statements.

On December 9, 2012 the Company’s derivative hedging the loan with a notional amount of Ps. 82,145, because current TIIE rates are below the 7% strike. As disclosed in Note 4, the projections of the forward interest curves are not expected to exceed the 7% strike.

14.	Income taxes

The Company is subject to ISR and IETU.

ISR—The ISR rate was 30% for 2011 and 2012. In 2012, the ISR rate for 2013 and 2014 was amended, from 29% to 30% and from 28% to 29%, respectively. The ISR rate will be 28% for 2015 and thereafter.

IETU—Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. Beginning in 2010, the IETU rate is 17.5%. The Asset Tax (IMPAC) Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid for the first time instead of IMPAC, may be recovered, according to the terms of the law.

The income tax expense in the year is paid based on the higher of ISR and IETU.

Deferred tax recognized in profit or loss (deferred ISR on deferred IETU) is based on the income tax the Company and its subsidiaries expect to pay in the following years based on their financial projections, which include the MDP and maximum rates for the period 2010-2014 approved in December 2009 by the SCT.

To determinate deferred tax at December 31, 2012 and 2011, the Company applied temporary differences and the tax rates that will be in effect according to their estimated reversal date.

a.	Recoverable income taxes paid on dividends – Dividends paid to stockholders which are not derived from the net tax income account (CUFIN) generates ISR, which can be credited against the taxes of the Company during the year of the dividend payment and the two subsequent years.

b.	Recoverable taxes – In the regular course of its operations the Company generates tax receivable balances for monthly tax payments in excess of the year-end tax liability, according to the calculation mechanism established in the Tax Law, as well as retained taxes, which are recoverable through tax returns or offsetting. The main recoverable taxes are ISR, IMPAC, IETU and tax on cash deposits (IDE).

In 2003, the Company filed a request with the tax authorities regarding the confirmation of the criteria with respect to the basis that the Company could use to calculate IMPAC. The Company requested that such calculation, based on the interpretations of tax law as published by the Mexican Treasury Department, should only take into account the amount effectively paid by AMP for the shares of the Company that was reflected in the assets in each concession acquired through the bidding process.

After several legal procedures, on August 29, 2006, the Mexican Treasury Department confirmed the criteria for the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, reducing the asset tax basis for these airports. Thus, for these airports, the base used to calculate tax on assets considers only the amount effectively paid by AMP for its 15% of the shares of the Company. This generated a recoverable tax as of December 31, 2006 for Ps. 190,537, plus Ps. 18,026 of interest, for a total recoverable asset of Ps. 208,563 recognized within the current recoverable income tax asset.

In 2007, the Company received a refund of Ps. 146,407, the remaining amounts of Ps. 62,156 were rejected by tax authority. The majority of these amounts were recovered through different legal procedures that concluded in 2010 with the refunded amounts.

As of December 31, 2012, the only remaining portion pending to be recovered corresponds to the Hermosillo airport for Ps. 25,863 (interest included). The tax authorities determined that the recoverable amount should be the result of the ISR calculation for the year and not be treated as an overpayment of taxes for the year. The risk with the resolution criteria is that the right to receive the refund of the amounts claimed will expire, as well as the favorable interest being sought by the Company. Therefore, the Company filed a legal petition to recover the full amount. Based on the opinion of its legal counsel, management believes a favorable outcome is probable.

For the Guadalajara, Los Cabos, Tijuana, Guanajuato, Puerto Vallarta and Mexicali airports, on May 20 and 24, 2011, the Company received a resolution related to a sentence issued on June 5, 2009. In these documents, the tax authority establishes that the airports have to calculate the IMPAC base considering 100% of the assets utilized as part of their operations, which management believes are based on improper arguments associated with ownership percentages and utilizing tax consolidation rules, which are not applicable for the airports. The Company’s management based on the advice of certain of its legal advisors does not believe there are sufficient elements to recover the amounts paid and has therefore not recognized an asset for such amounts in the consolidated statement of financial position.

The balances of recoverable taxes are comprised as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Recoverable taxes:
IMPAC	Ps.	61,469	Ps.	87,830	Ps.	58,066
ISR		16,395		22,266		27,345
Value added tax		12,253		29,791		16,525
Tax to cash deposits		8,579		8,791		8,579
IETU		1,292		1,163		6,027
Retained taxes		13,152		13,254		15,243
Other		1,229		11,866		10,441

	Ps.	114,369	Ps.	174,961	Ps.	42,226

c.	Income Tax – Income tax expense for the years ended at December 31, 2012 and 2011 consists of the following:

	2012		2011
ISR:
Current	Ps.	546,592	Ps.	473,661
Deferred		(221,662)		(222,061)
IETU:
Current		5,168		6,862
Deferred		(2,649)		3,296

	Ps.	327,449	Ps.	261,758

d.	Effective tax rate – The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2012 and 2011 is shown below:

	%	2012		%	2011
Net income		Ps.	1,772,030		Ps.	1,611,580
Income tax expense			327,449			261,758

Income before income taxes			2,099,479			1,873,338
Statutory tax rate	30%		629,844	30%		562,001
Effects of tax inflation on nonmonetary assets	(15%)		(314,922)	(16%)		(299,733)
Other	1%		12,527	(0%)		(510)

Effective rate	16%	Ps.	327,449	14%	Ps.	261,758

e.	Recognized deferred income tax assets and liabilities – At December 31, 2012 and 2011 the main items comprising the deferred income tax are:

	Assets				Liability				Net
	2012		2011		2012		2011		2012		2011
Deferred ISR asset (liability):
Allowance for doubtful accounts	Ps.	60,773	Ps.	61,747	Ps.	—	Ps.	—	Ps.	60,773	Ps.	61,747
Machinery and equipment		11,652		10,743		—		—		11,652		10,743
Improvements to concession assets		222,038		203,362		—		(14,523)		222,038		188,839
Airport concessions and rights to use airport facilities		3,373,508		3,230,159		—		—		3,373,508		3,230,159
Other acquired rights		88,777		83,596		—		—		88,777		83,596
Derivative financial instruments		4,317		3,120		—		—		4,317		3,120
Other assets		1,077		1,482		—		—		1,077		1,482
Tax loss carryforwards		56,152		53,273		—		—		56,152		53,273
Recoverable tax on assets		335,272		344,969		—		—		335,272		344,969

Deferred ISR asset (liability)		4,153,566		3,992,451		—		(14,523)		4,153,566		3,977,928
Deferred IETU asset (liability):
Accounts receivable		—		—		(28,335)		(23,325)		(28,335)		(23,325)
Accounts payable		17,131		11,248		—		—		17,131		11,248
Provisions		2,014		2,232		—		—		2,014		2,232
Liabilities for retirement benefits		10,551		8,380		—		—		10,551		8,380
Machinery, equipment and improvements on leased buildings		—		—		(2,123)		(1,945)		(2,123)		(1,945)

Deferred IETU asset (liability)		29,696		21,860		(30,458)		(25,270)		(762)		(3,410)

Asset (liability) deferred income tax	Ps.	4,183,262	Ps.	4,014,311	Ps.	(30,458)	Ps.	(39,793)	Ps.	4,152,804	Ps.	3,974,518

f.	Deferred income tax asset not recognized – Deferred income tax assets not recognized in the statement of financial position is comprised of the following items:

	December 31, 2012		December 31, 2011		January 1, 2011
Tax loss carryforwards	Ps.	123,496	Ps.	107,363	Ps.	158,511
Recoverable tax on assets		241,455		257,578		238,561

	Ps.	364,951	Ps.	364,941	Ps.	397,072

The Company does not recognize deferred tax assets on tax loss carryforwards for which it is not probable to generate future taxable profits to utilize such tax losses.

As disclosed in this Note, the recoverable tax on assets will expire in 2017. The recoverable income tax from recoverable tax on assets detailed above has not been recognized because the Company’s financial projections indicate it is not likely to be recovered.

The Company does not recognize deferred tax assets relating to temporary differences between the accounting and tax value of investments in subsidiaries, as it has the power to control the reversal date of those temporary differences, and does not expect them to reverse in the foreseeable future.

g.	Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Aguascalientes, Los Mochis, Manzanillo and Morelia, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V.; The Company estimates that recoverable tax loss carryforwards will be in the airports of Aguascalientes and Morelia and the Grupo Aeroportuario del Pacífico, S.A.B. de C.V., according to the amounts shown in the following table. In respect with the tax legislation relative to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2020. Tax losses than can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2012		December 31, 2011		January 1, 2011
Tax loss carryforwards	Ps.	641,599	Ps.	573,702	Ps.	703,605
Unrecognized tax loss carryforwards		(441,056)		(383,440)		(566,111)

Recognized tax loss carryforwards	Ps.	200,543	Ps.	190,262	Ps.	137,494

h.	Balances and movements in deferred taxes during the period.

	Balance as of January 1, 2011		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2011		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2012
Temporal differences for the deferred ISR:
Allowance for doubtful accounts	Ps.	58,991	Ps.	2,756	Ps.	—	Ps.	61,747	Ps.	(974)	Ps.	—	Ps.	60,773
Machinery, equipment and improvements on leased buildings		8,628		2,115		—		10,743		909		—		11,652
Improvements to concession assets		155,201		33,638		—		188,839		33,199		—		222,038
Airport concessions and rights to use airport facilities		3,071,054		159,105		—		3,230,159		143,348		—		3,373,507
Other acquired rights		75,604		7,992		—		83,596		5,181		—		88,777
Derivative financial instruments		2,370		750		—		3,120		1,198		—		4,318
Other assets		1,908		(426)		—		1,482		(406)		—		1,076
Tax loss carryforwards		38,499		14,774		—		53,273		2,879		—		56,152
Recoverable tax on assets		396,318		1,357		(52,706)		344,969		36,328		(46,025)		335,272

Total		3,808,573		222,061		(52,706)		3,977,928		221,662		(46,025)		4,153,565
Temporal differences for the deferred IETU:
Accounts receivable		(19,907)		(3,418)		—		(23,325)		(5,011)		—		(28,236)
Accounts payable		12,449		(1,201)		—		11,248		5,883		—		17,131
Provisions		2,885		(653)		—		2,232		(217)		—		2,015
Liabilities for retirement benefits		6,360		2,020		—		8,380		2,171		—		10,551
Machinery and equipment		(1,901)		(44)		—		(1,945)		(177)		—		(2,122)

Total		(114)		(3,296)		—		(3,410)		2,649		—		(761)

Total for ISR and IETU:	Ps.	3,808,459	Ps.	218,765	Ps.	(52,706)	Ps.	3,974,518	Ps.	224,311	Ps.	(46,025)	Ps.	152,804

i.	As a result of the enactment of IETU law beginning in 2008, specifically with respect to the third transitory article, the Company has ten years to recover, under specific circumstances, existing IMPAC paid in previous years, which as of December 31, 2012 amounted to Ps. 576,727. The previously mentioned article establishes the right to recover the tax on assets paid prior to the IETU law enactment date. However, to obtain a refund there are certain requirements that must be met, including: i) the tax on assets subject to recovery must have been paid over the previous ten years, ii) the ISR has to be higher than the tax on assets for the three years prior to 2008, and iii) is limited to 10% per year over the IMPAC effectively paid.

There are several interpretations as to how an entity can recover the tax on assets paid, but to the date there is no explicit definition from the tax authorities or a precedent from any court that provides clarity as to the proper manner in which to recover such amounts. The Company’s management believes it is not probable that they will recover certain amounts and has therefore not recognized an asset of Ps. 241,455 as of December 31, 2012. The remaining amount of recoverable tax on assets is comprised of Ps. 237,788 (nominal value) and Ps. 97,484 of interest for the period from 2002 to 2012.

At December 31, 2011 and 2012, and January 1, 2011, the recoverable tax on assets is comprised as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Recoverable tax on assets paid	Ps.	576,727	Ps.	602,547	Ps.	634,879
Unrecognized recoverable tax on assets paid		(241,455)		(257,578)		(238,561)

Recognized recoverable tax on assets	Ps.	335,272	Ps.	344,969	Ps.	396,318

At December 31, 2012 the recoverable tax on assets paid is comprised as follows:

	Tax on assets recoverable from 2012 results		Tax on assets expected to be recoverable from 2013 to 2017		Total
Bajio	Ps.	535	Ps.	1,670	Ps.	2,205
Guadalajara		17,109		68,202		85,311
La Paz		—		188		188
Puerto Vallarta		2,519		5,272		7,791
Tijuana		38,498		201,279		239,777

Total	Ps.	58,661	Ps.	276,611	Ps.	335,272

15.	Accounts Payable

The Company receives credit from its suppliers at 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2012		December 31, 2011		January 1, 2011
Suppliers	Ps.	310,003	Ps.	407,994	Ps.	341,245
Advance payments from clients		36,010		21,938		26,852
Interest payable		20,528		18,753		14,516
Others accounts payable		9,684		23,960		21,111

Total	Ps.	376,225	Ps.	472,645	Ps.	403,724

Advanced payments from clients represent payments for future services that have not yet been provided and if they are not performed by the Company has the obligation to reimburse it to its customers.

16.	Bank loans

Since 2007 the Company has obtained bank loans to finance its capital investments committed in the MDP of Bajio , Guadalajara, Hermosillo, Puerto Vallarta and San Jose del Cabo airports, which are described below with the unpaid balance at each date.

	December 31		December 31		January 1,
	2012		2011		2011
On August 31, 2007 the Company entered into an unsecured credit agreement, with crossed guarantees by its individual airports with Banamex for a total amount of Ps. 1,214,000, bearing fixed interest at a rate of 8.52%. The agreement matures in seven years from the date of the borrowing and payments and amortization of principal are required to be made in 28 equal and consecutive quarterly principal and interest payments. Such funds were disbursed: i) the September 7, 2007 for Ps. 600,000, ii) the January 30, 2008 by Ps. 344,000 and iii) the January 30, 2009 for Ps. 270,000.	Ps.	385,929	Ps.	559,358	Ps.	732,786

	December 31		December 31		January 1,
	2012		2011		2011
On December 9, 2009, the Company entered into contracts for unsecured credit agreements, with crossed guarantees among the individual airports with Banamex and HSBC for Ps. 325,723 from each institution, totaling Ps. 651,446. The loans bear interest at a variable TIIE rate plus 350 basis points and require quarterly principal and interest payments for a period of seven years. Such funds were disbursed in different dates as follows: i) on December 9, 2009, Ps. 143,754, and ii) on February 3, 2010, Ps. 507,692. (1)		390,387		483,451		576,514

On May 26, 2011, the Company entered into a contract for an unsecured credit agreement, with crossed guarantees among the individual airports, with HSBC for Ps. 1,023,980, for the Los Cabos, Puerto Vallarta, Guadalajara, Hermosillo and Guanajuato airports. The loans bear interest at a variable 28-day TIIE plus 165 basis points and require quarterly principal and interest payments for a period of seven years. Funds of 2011 were disbursed on different dates as follows i) on May 26, 2011 for Ps. 184,152, ii) on July 11, 2011 for Ps. 247,142, iii) on December 23, 2011 for Ps. 228,213 iv) on April 10, 2012 by Ps. 95,869, v) on May 25, 2012 by Ps. 40,600, vi) on July 10, 2012 for Ps. 49,769 and vii) the October 11, 2012 for Ps. 67,393. The remainder of Ps. 110,842 has not been disbursed yet.

		785,417		637,526		—

On June 6, 2011, the Company entered into a contract for an unsecured credit agreement, with crossed guarantees among the individual airports, with Banamex for Ps. 551,372, for the Los Cabos, Puerto Vallarta, Guadalajara, Hermosillo and Guanajuato airports. The loans bear interest at a variable 91-day TIIE plus 135 basis points for the 2011 disbursements, and at the variable 91-day TIIE rate plus 143 basis points for the 2012 disbursements. Both dispositions will require quarterly principal and interest payments for a period of seven 7 years. Funds of 2011 were disbursed on different dates as follows: i) on June 7, 2011for Ps.99,158, ii) on July 11, 2011 for Ps. 133,077, iii) on December 23, 2011 for Ps. 122,884. On November 7, 2012, the Company notified to Banamex that the remaining balance of the amount ordered by the unsecured loan would be pay. The unpaid balance was paid on December 7 and 23, 2012, for Ps. 77,910 and Ps. 105,329, respectively. An additional payment to be held on January 11, 2013 for Ps.104,560, for a total payment of Ps. 287,799, plus the amortization payment corresponding at that date of Ps. 4,753. With these payments credit loans will be completely liquidated.

		109,313		343,283		—
On August 2, 2012, the Company entered into a contract for an unsecured credit agreement with BBVA Bancomer for Ps. 242,747, with crossed guarantees among the individual airports to a variable interest rate of TIIE 91 days, plus 1.20 percentage points at quarterly principal and interest, for a period of seven years were made: i) on August 3, 2012 for Ps. 168,530, and ii) on October 11, 2012 for Ps. 74,217.		236,728		—		—
On November 23, 2012, the Company signed an unsecured credit agreement, with crossed guarantees between the accredited airports, with BBVA Bancomer for Ps. 287,799. The loan bears interest at a variable rate based on the 91-day TIIE plus 120 basis points at quarterly principal and interest for a period of seven years. Disbursements of 2012 were held on the following dates: i) on December 5, 2012 for Ps. 46,672, and ii) the December 21, 2012 for Ps. 58,277, and iii) the last one that will be disburse on January 9, 2013 for Ps. 182,850.		104,949		—		—

Total unpaid balance of bank loans		2,012,723		2,023,618		1,309,300
Less - Current portion		(555,925)		(411,439)		(266,492)

Long-term portion	Ps.	1,456,798	Ps.	1,612,179	Ps.	1,042,808

(1)	In connection with loans of December 9, 2009, the Company entered into interest rate hedge with Banamex, as explained in Note 13.

The unpaid consolidated balances at December 31, 2012 and 2011 and January 1, 2011, from the loans previously described, mature as follows:

Year	December 31, 2012		December 31 2011		January 1, 2011
2011	Ps.	—	Ps.	—	Ps.	266,492
2012		—		411,439		266,492
2013		555,925		411,439		266,492
2014		425,183		390,010		245,064
2015		324,040		288,867		245,064
2016		282,826		247,653		19,696
2017		198,251		163,079		—
Thereafter		226,499		111,131		—

	Ps.	2,012,723	Ps.	2,023,618	Ps.	1,309,300

At December 31, 2012 and 2011, and January 1, 2011, bank loans are payable by the following airport subsidiaries:

At December 31, 2012

Airport	Current		Long-Term		Total
Bajio	Ps.	41,380	Ps.	117,912	Ps.	159,292
Guadalajara		130,547		439,233		569,780
Hermosillo		36,705		87,315		124,020
Puerto Vallarta		120,495		333,239		453,734
San Jose del Cabo		226,798		479,099		705,897

Total	Ps.	555,925	Ps.	1,456,798	Ps.	2,012,723

At December 31, 2011

Airport	Current		Long-Term		Total
Bajio	Ps.	29,258	Ps.	112,094	Ps.	141,352
Guadalajara		82,897		401,202		484,099
Hermosillo		30,062		110,207		140,269
Puerto Vallarta		92,133		366,090		458,223
San Jose del Cabo		177,089		622,586		799,675

Total	Ps.	411,439	Ps.	1,612,179	Ps.	2,023,618

At January 1, 2011

Airport	Current		Long-Term		Total
Bajio	Ps.	22,290	Ps.	93,559	Ps.	115,849
Guadalajara		49,013		253,853		302,866
Hermosillo		23,693		97,251		120,944
Puerto Vallarta		56,496		219,109		275,605
San Jose del Cabo		115,000		379,036		494,036

Total	Ps.	266,492	Ps.	1,042,808	Ps.	1,309,300

The loan agreements limit the Company’s use of proceeds for the financing of capital expenditures, working capital and prepayments of loans, in addition to prohibiting the merger of the airport creditors with any other company, as well as the prohibition of sales or transfers of assets in an amount greater than Ps. 1,000, without previous authorization from the creditors and requires the Company to maintain certain financial ratios. If the individual airports are unable to fulfill their commitments and maintain the minimum financial ratios under the credit agreements, dividends cannot be declared. As of December 31, 2012, the airports were in compliance with all covenants stipulated by their credit agreements.

17.	Liabilities for postemployment benefits

a.	Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4,346 and Ps. 4,275 in 2012 and 2011, respectively.

b.	Defined benefit plans – According to the Federal Labor Law in Article 162, the Company is required to pay a seniority premium as postemployment benefits if an employee leaves and if have at least 15 years of service, which consist of a payment of 12 days per worked year based on the last salary, not to exceed twice the legal minimum wage established by law. Additionally, the Company pays as part of its labor policy severance at the employee retirement age. The present value of the retirement benefit obligation and the current service cost and past service costs were calculated using the projected unit credit method. The table below shows the movements in the present value of defined benefit obligations:

	2012		2011
Defined benefit obligation as of January 1,	Ps.	47,897	Ps.	36,356
Current service cost		12,593		11,826
Benefits paid		(200)		(285)

Defined benefit obligation as of December 31,	Ps.	60,290	Ps.	47,897

Below are the amounts for the years ended December 31, 2012 and 2011 that were recognized in the consolidated statements of comprehensive income:

	2012		2011
Current service cost	Ps.	7,185	Ps.	7,858
Interest on obligation		4,818		4,073
Actuarial losses (gains)		590		(105)

Total recognized in employee cost (Note 20)	Ps.	12,593	Ps.	11,826

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2012	2011
Discount of the projected benefit obligation at present value	7.0%	7.5%
Salary increase	5.0%	5.0%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefit are estimated to be approximately Ps. 2,450, as increase or as decrease.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 1997).

18.	Stockholders’ equity

a.	At December 31, 2012, common stock consists of the following:

	Number of	Nominal
	Shares	Value
Fixed Capital
Series B	476,850,000	Ps.	13,130,223
Series BB	84,150,000		2,317,099

Total	561,000,000	Ps.	15,447,322

At December 31, 2011, and January 1, 2011, common stock consists of the following:

	Number of	Nominal
	Shares	Value
Fixed Capital
Series B	476,850,000	Ps.	13,616,849
Series BB	84,150,000		2,402,974

Total	561,000,000	Ps.	16,019,823

At December 31, 2012, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

Each share of Series “B” and “BB” gives the holder the right to one vote at any Ordinary Stockholders’ Meeting. According to the Company’s bylaws, shareholders of Series “B” shares either individually or jointly with their related parties, cannot hold more than 10% of the total outstanding common stock of the Company, and therefore would be prohibited from exceeding such limits by participating through trusts, agreements, social pacts or bylaws, pyramid schemes or any other mechanism that provides a larger share than legally allowed. Additionally, the Company’s bylaws provide that if a person individually or jointly with its related parties, acquires a percentage of shares exceeding the limits of participation previously mentioned, the person or group of persons will be required to sell the excess over what is allowed through a public offering, during which time, the shares owned over the 10% threshold by such individuals will not have voting rights and cannot be represented in any Stockholder Meeting. Furthermore, the shareholders of Series “BB” shares, either individually or jointly with their related parties, may also be owners of shares of Series “B” shares, regardless of the shares they hold in the aggregate of Series “B” and Series “BB”. However, as shareholders of the Series “BB” shares, their votes will be limited to no more than 10% of the voting common stock, and any additional participation is required to vote in the same way of the majority of the votes in any Stockholder Meeting.

Shareholders of Series “BB” shares are entitled to elect four members to the board of directors and their alternates, whereas shareholders of Series “B” shares with rights to vote, even limited or restricted, that individually or together owning 10% or more of the Company’s capital stock is entitled to elect one member to the board of directors at a Stockholders’ Meeting, an in such instances, such shareholder or group of shareholders may not exercise the right to vote for the board members corresponding to the majority. If any shareholder or group of shareholders representing at least 10% of the common shares of which the common stock is comprised, exercises the right to appoint a board member, such shareholder will not have the right to vote in the designation of the board members that correspond to appointment by the majority of Series “B” shareholders. The total number of members of the Board of Directors of the Company is 11, therefore holders of Series “B” shares have the right to appoint only seven members.

The members of the Board of Directors appointed by the Shareholders of the Series “BB” will have the ability to make the following valid designations: (i) upon consultation with the Company’s Nomination and Compensation Committee, appointment and dismissal of the Chief Executive Officer and the top-level executive officers; (ii) appointment of three of the six members of the Operating Committee and three alternates, and the number of members and their alternates to the Audit Committee, including the acquisition, nominations and compensation corresponding to 20% (twenty percent) of the total members, with the understanding that there will be at least one member and alternate, for each of them, iii) in the creation and determination of the Operating Committee whom are not part of the Company, members of the Board of Directors or the Company’s officers.

In the case of the Audit Committee must also comply with the legal restrictions of independence.

b.	At an Ordinary Stockholders’ Meeting held on April 27, 2011, the stockholders approved a dividend payment of Ps. 1.4424 per share to be made on or before May 31, 2011, and a second payment of Ps. 0.4807 per share to be made on or before November 30, 2011. Both dividends were paid in cash on May 31, 2011 for a total of Ps. 780,000, and on November 29, 2011 for a total of Ps. 255,117. On the same day, the stockholders approved the cancellation of the remainder of the stock repurchase program, approved at the Ordinary General Stockholders’ Meeting held from July 22 to July 25, 2010 for Ps. 86,198. Additionally, the stockholders approved a stock repurchase program to repurchase up to a maximum amount of Ps. 473,500 to be executed as the Company’s management determines it is convenient or necessary, in accordance with the Securities Market Law.

During 2011, the Company repurchased a total of 16,364,500 shares for Ps. 777,493, which represented 2.9% of outstanding shares at such time. From the total shares repurchased during 2011, 6,302,700 shares costing Ps. 303,993 corresponded to the amount approved at the General Stockholders’ Meetings on July 25, 2010, which authorized the repurchase for up to Ps. 1,000,000; additionally, the Company repurchased 10,061,800 shares costing Ps. 473,500, corresponding to the amount approved at the General Stockholders’ Meeting on April 27, 2011 in order to repurchase shares for up to Ps. 473,500. The calculation of weighted average shares outstanding, in the consolidated statements of comprehensive income, includes the effect of the repurchased shares during 2011.

c.	In an Ordinary Stockholders’ Meeting held on April 16, 2012, the stockholders approved a dividend payment of Ps. 1,130,000, to divide in each share outstanding at the date of paid, excluding repurchased shares to each of the payment dates in accordance with the Article 56 of the Securities Market Law. The first paid was in cash on may 31, 2012 for Ps. 847,500, and the second payment was made on November 1, 2012 for Ps. 282,500. In the same Stockholders’ Meeting, the stockholders approved a stock repurchase program to repurchase up to a maximum amount of Ps. 280,000 to be executed for the next twelve month.

d.	In an Extraordinary General Stockholders’ Meeting held on September 25, 2012, the stockholders approved a capital distribution to be paid in cash for Ps. 870,000, which is comprised of Ps. 572,501 for common stock with a historical value and Ps. 297,499 for the value of inflation recognized through December 31, 2007 in according with Mexican Financial Reporting Standards. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing and presenting separate financial information under MFRS. Therefore, for any transaction related to Stockholders’ Equity, the Company must take into consideration the accounting balances prepared under MFRS and determine the tax effects under applicable laws in Mexico, which require financial information prepared using MFRS.

As a part of the adoption of IFRS, the effects of inflation recognized in the Stockholders’ Equity under MFRS until December 31, 2007, were reclassified to retained earnings, as the cumulative inflation recognized under IFRS occurred during periods that were not considered to be hyperinflationary in IFRS. As a result, the effects of inflation for the common stock reduction of Ps. 297,499 recorded under MFRS is presented as a reduction to retained earnings for IFRS purposes, which is the account where these effects were reclassified at the date of transition to IFRS (January 1, 2011).

e.	The General Corporate Law requires that at least 5% of the consolidated comprehensive income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2012 and 2011, and January 1, 2011, the legal reserve, in nominal pesos, was Ps. 553,477, Ps. 479,255 and Ps. 404,247, respectively, corresponding to 3.6%, 3.0% and 2.5% of the common stock, respectively.

f.	At December 31, 2012, the Company has a maximum amount of funds approved to repurchase shares of the Company for Ps. 1,667,302. From the approved amount 30,279,400 shares have been repurchased for a total of Ps. 1,387,302, the repurchases has been made from September 2010 to October 2011.

Stockholders’ equity distribution, except for the restatement amounts of the common stock contributed and the Net tax income account (CUFIN), will be subject to an ISR tax, calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid and the subsequent two fiscal years following the date in which the dividend was paid.

g.	The balances of stockholders’ equity tax accounts as of December 31 were as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Contributed capital account (CUCA)	Ps.	28,707,601	Ps.	27,720,753	Ps.	27,406,628
Net tax income account (CUFIN)		1,340,727		1,205,583		1,106,564

Total	Ps.	30,048,328	Ps.	28,926,336	Ps.	28,513,192

19.	Revenues

According to the General Law on Airports and its regulations, certain of the Company’s revenues are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Complementary services are ramps and handling services, catering, fuel supply, maintenance and repairs, and traffic and dispatch services. Commercial services include services that are not essential for the operation of an airport; therefore, these revenues are not regulated by TM, such as car parking services, lease of space to retailers, restaurants and banks, among others.

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

During the periods ended December 31, 2012 and 2011, the Company charged up to 100% and 99.9%, respectively, of the maximum rate.

The table below presents a summary for the years ended December 31, 2012 and 2001, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFIRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fee are classified as airport services.

	2012		2011
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	170,659	Ps.	157,683
Charges for not canceling extended stay reservations		132		3,826
Parking on embarking/disembarking platform		123,406		115,086
Parking on extended stay or overnight platform		30,672		29,229
Passenger walkways and shuttle buses		22,592		24,284
Airport security charges		44,615		40,852
Airport real estate services to airlines:
Leasing of hangars to airlines		10,783		15,582
Leasing of shops, warehouses and stockrooms to airlines (operating)		2,393		2,583
Leasing of space and other terminal facilities to airlines within the terminal (operating)		35,912		32,196
Leasing of land and other surfaces to airlines outside the terminal (operating)		2,645		2,722
Leasing of check-in desks and other terminal space		11,298		11,355
Leasing of desks and other terminal space for ticket sale		5,856		5,976
Airport passenger services:
Domestic passenger charges		1,541,208		1,406,028
International passenger charges		1,281,598		1,150,372
Airport real estate services and rights of access to other operators		28,352		30,608
Complementary services:
Catering services		6,093		6,335
Other third-party ramp services rendered to airlines		22,783		20,551
Traffic and/or dispatch		19,771		18,791
Fuel supply or removal		1,556		1,379
Third-party airplane maintenance and repair		3,658		2,489

Total regulated revenues included in the maximum rate		3,365,982		3,077,927
Regulated revenues not included in the maximum rate:
Car parking charges		193,705		169,777
Recovery of cost over aeronautical services		58,252		27,823
Recovery of cost over non-aeronautical services		13,973		12,783

Total regulated revenues not included in the maximum rate		265,930		210,383

Total regulated revenues		3,631,912		3,288,310

Unregulated revenues
Commercial concessions (1):
Retail operations		69,282		68,835
Food and beverages		65,053		58,038
Duty free		92,466		53,747
VIP lounges		9,251		7,617
Financial services		14,986		13,048
Communications and networks		5,668		7,607
Car rentals		90,107		80,755
Commercial leasing		5,984		5,477
Advertising		76,206		51,039
Time sharing developers		98,460		82,422
Leasing of space to airlines and other complementary service providers (non-operating)		100,551		92,146
Lounge VIP		10,497		—

	2012		2011
Revenues from sharing of commercial activities (1):
Retail operations		11,006		9,942
Food and beverages		20,958		16,310
Duty free		20,477		17,472
Financial services		359		57
Car rentals		2,170		896
Advertising		—		2,992
Access fee for ground transportation		14,159		13,358
Non-airport access fees		19,943		18,103
Services rendered to ASA		65		139
Various commercial-related revenues		12,104		11,678
Others		2,770		2,519

Total unregulated revenues		742,522		614,197

Total aeronautical and non-aeronautical services	Ps.	4,374,434	Ps.	3,902,507

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above (Note 30).

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company in its airports, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2012 and 2011 accounted for Ps. 570,233 and Ps. 1,036,227, respectively.

20.	Cost of services

Cost of services for the years ended December 31, was composed of the following:

	2012		2011
Employee costs (Note 22)	Ps.	402,607	Ps.	369,386
Maintenance		200,022		179,455
Safety, security and insurance		159,379		131,168
Utilities		139,479		122,095
Other		158,515		184,834

	Ps.	1,060,002	Ps.	986,938

21.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, were composed of the following:

	2012		2011
Depreciation	Ps.	151,176	Ps.	110,314
Amortization		676,054		632,655

	Ps.	827,230	Ps.	742,969

22.	Employee Cost

Employee Cost for the years ended December 31, was composed of the following:

	2012		2011
Wages and salaries	Ps.	252,482	Ps.	237,959
Other remunerations		42,597		42,752
Social benefits		39,629		37,427
Severance payments		21,366		6,901
Labor union fees		16,290		13,656
Taxes on employee benefits		5,647		5,157
PTU		4,203		3,813
Liabilities for postemployment benefits		12,593		11,826
Others		7,800		9,895

	Ps.	402,607	Ps.	369,386

23.	Cost of improvements to concession assets

As disclosed in Note 3.n, in conformity with IFRIC12, the Company must recognize the revenues and costs of additions and improvements to concession assets which they are obligated to perform at the airports as established by the MDP. The cost for such additions and improvements to concession assets is based on actual costs incurred by the Company in the execution of the additions or improvements, considering the investment requirements in the MDP. Through bidding processes, the Company contracts third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The amounts paid are set at market value.

Cost of improvements to concession assets are composed of the following at December 31:

	2012		2011
Cost of improvements to concession assets	Ps.	570,233	Ps.	1,036,227

24.	Finance (cost) income

The finance (cost) income is composed of the following at December 31:

	2012		2011
Interest income from cash equivalents	Ps.	105,073	Ps.	74,324
Interest on recovered taxes		1,836		7,389
Gain in fair value on financial investments held for trading purposes		10,479		6,632
Gain in fair value on derivative financial instruments		—		3,530
Other		4,690		16,570

Total interest income		122,078		108,445

Interest cost from bank loans		(102,136)		(57,220)
Loss on financial investments held for trading purposes		(10,475)		(10,778)
Loss on derivative financial instrument		(3,424)		(6,200)
Commissions for bank loans		(1,067)		(13,492)
Other financing costs		(4,217)		(6,063)

Total interest expenses		(121,319)		(93,753)

Foreign exchange gains		49,528		83,984
Foreign exchange loss		(64,310)		(61,358)

Foreign exchange gains (loss) - net		(14,782)		22,626

Finance (cost) income - net	Ps.	(14,023)	Ps.	37,318

25.	Commitments

a.	The Company has leased office space under one five-year operating lease agreement, which was renewed in February 2008 and will conclude in January 2013. The renewal of this contract was executed in February 2013 for an additional five years with monthly rental payments of U.S.$ 33,617. Base rent is subject to increases according to the National Construction Price Index (NCPI) and the Construction Price Index (CPI).

Lease expense was Ps. 5,424 and Ps. 4,954, for the years ended December 31, 2012 and 2011, respectively.

b.	On December 28, 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010-2014. The table below shows the investments to be made during this period, as approved by the SCT:

Year	Amount Committed		Amount Invested
2010	Ps.	553,904	Ps.	764,430
2011		989,456		1,214,730
2012		562,217		706,350
2013		411,349		—
2014		253,731		—

	Ps.	2,770,657	Ps.	2,685,510

Amounts set forth above are expressed in pesos of purchasing power as of December 31, 2007, and have to be re-expressed using factors derived from the NCPI at the time of their execution. The amounts invested are expressed in thousands of pesos of each year, and include the improvements to concession assets and the machinery and equipment committed under the MDP.

26.	Contingencies

a.	Several municipalities have filed real estate tax claims against some subsidiary airports related to the land where the airports operate. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or comprehensive income.

In 2004 the Mexicali airport, had a claim for Ps. 89,000 (nominal pesos), which was guaranteed with an encumbrance on 25% of the daily revenues from the operation of the parking lot at the airport generated from November 2004 until September 24, 2008. The cumulative amount of such encumbrances amounts to Ps. 6,300 (nominal pesos).

During 2008, the Company received a favorable resolution in the ultimate instance; therefore the Company requested in return the encumbrance amounts. On April 1, 2011, the Mexicali airport received in return the amount of Ps. 6,002 (including interest), however, there is a remaining pending to be returned of Ps. 1,294 (nominal pesos). The Company’s legal advisors are in the process of recovery.

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

On October 20, 2010 the municipal authorities of Tijuana issued another payment request for real estate taxes covering the period from the 2000 to 2010, however, in the opinion of the Company’s legal advisors this tax claim is not in accordance with the law, as there is precedent that in previous occasions the tribunals declared null the first request corresponding to 2005 and 2006. On October 20, 2010, the municipal authorities demanded that the airport pay the required amount of Ps. 269,229 in the following three days, assigning several of its assets to guarantee such amount in case the airport would not pay. The assigned and encumbered assets do not affect the airport’s operation.

As the Company and its legal counsel believe that these tax claims are not in accordance with the law, GAP proceeded to filed an annulment judgment against the municipal authorities, which is pending resolution. Because, previous judgments in this and other airports have been resolved favorably for the Company, GAP and its legal counsel believe an unfavorable outcome is remote.

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

In the case of Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport. In November 2010, the Court granted the protection of the federal justice to the Ejidos El Zapote and Santa Cruz del Valle in Guadalajara airport, ordained to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared unsubsistence the Concession granted to the Guadalajara airport in 1998, in reference to manage, operate and develop the airport facilities. On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for which the judgment is pending resolution. The Company believes it is probable that the court will rule in its favor.

If the legal proceedings are resolved in such a way the adversely impact the Company, management has other legal resources to challenge such resolution. Additionally, under the Concession agreement, the Company has guarantees providing it with access to the airport’s land, and the Mexican government would be liable for any operating disruption caused by the Ejidos and would have to restore the concessionaire the rights to use public property, and compensate any economic damage to the airport. Thus, in the opinion of the Company and its legal counsel, the possibility of an unfavorable outcome is remote.

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these consolidated financial statements, the Company does not have any environmental sanctions against it.

d.	The users of airports, principally airlines, have been subject to increased costs following the events of September 11, 2001 in addition to the events on December 26, 2009 in Detroit, Michigan. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of the Company’s international flights involve travel to the U.S., the Company may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican Government, being part of the International Civil Aviation Organization (OACI), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The Company has concluded the installation of new screening equipment in all airports; however, it could be required to undertake significant additional capital expenditures. The Company has signed agreements with the airlines in which the airlines assumed their legal responsibility for all matters related to the operation of such equipment, and therefore the Company has accepted the request to operate them, in exchange to charge a fee to recover its expenses incurred. Regarding this, on November 23, 2012 the Mexican Bureau of Civil Aviation issued a mandatory notice, requiring airlines to use the screening systems through an agreement with the airports.

e.	Currently, the Mexican Treasury Department (MTD) carried out tax audits at certain of the Company’s airports. As a result of such audits, the Mexican Treasury Department claimed that the Aguascalientes, La Paz, Los Mochis, Mexicali and Morelia airports incorrectly applied the fiscal amortization rates with respect to the value of their respective concessions. The Company has filed administrative proceedings rejecting the claims made by the tax authority and defending its original position. With respect to the Aguascalientes and La Paz airports, the authority determined a fine of Ps. 1,733 and Ps. 3,700, respectively. These amounts were paid by the airports, however the Company filed a judgment of nullity claiming the refund of these fines. In December 2010, the airports of Aguascalientes and Mexicali received unfavorable rulings. On August 22, 2011, the Aguascalientes International Airport appealed the decision of the court to the Mexican Supreme Court and concluded unfavorable in 2012, therefore the fine paid was recorded in the consolidated statement of comprehensive income. In the case of Mexicali, the ruling was final in 2011 and the tax adjustment resulted in a decrease of the Company’s comprehensive income by Ps. 3,397. Regarding the La Paz airport, on October 3, 2011 it received a favorable ruling in the first instance, which was appealed by the authority before the Court of Mazatlan. On September 7, 2012, the Court issued a resolution in favor of the authority, instructing the tribunal to modify its sentence, taking into account the applicable law in 2005 and on November 14, 2012 the tribunal issued a its sentence accordingly. The Company will file an appeal against this resolution. The Morelia airport filed an appeal on October 26, 2011, which was partially ruled in favor of the airport in September 2012, therefore a legal proceeding was filed against this resolution, which is still pending. The Los Mochis airport has filed a judgment of nullity on October 3, 2011, which was concluded unfavorably for the airport in July 2012. As a result, the airport filed a legal proceeding in August 2012, which is still pending. In the opinion of the Company’s management and its legal counsel, the possibility of an unfavorable outcome is considered to be remote.

f.	On April, 25, 2011, the Company received a notice from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission or CNBV) in which it initiated a proceeding for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s Stockholders during 2010. This notice is the first stage of the procedure to impose a fine on the Company. On June 3, 2011, the Company exercised its right to appeal the determination of the CNBV and to file evidence to contest this determination. At of the issuance date of these consolidated financial statements, there is no response from the authority. In the opinion of the Company’s management and its legal counsel, the possibility of an unfavorable outcome is considered to be remote.

27.	Information by operating segment

The Company determines and evaluates its airports individual performances before allocating personnel-related costs and other costs incurred by SIAP, the subsidiary relating to the Company’s senior management. It is for this reason that the Company presents its segment information for airports, which are considered as strategic business units, not by type of service. All airports provide similar services to their customers. For each one of the strategic business the Chief Executive Officer and the Chief Financial Officer, review the internal management reports monthly.

The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports. The financial information relating to the remaining six airports are comprised under “Other airports”. The corresponding information related with SIAP (company that provides technical assistance and professional services highly qualified), CORSA (company that provides operative services specialized in aeronautical industry) and PCP (company that manages the parking lot operation), as well as the Company’s own operation (including investments in subsidiaries), was combined and included under “Other Companies”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations. The performance of each segment is measured in base to the income before income taxes, as is reported in the internal financial statements.

December 31, 2012	Guadalajara		Tijuana		Puerto Vallarta		San Jose del Cabo		Hermosillo		Bajio		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,693,317	Ps.	649,593	Ps.	699,454	Ps.	985,808	Ps.	212,086	Ps.	236,966	Ps.	467,444	Ps.	—	Ps	—	Ps.	4,944,667
Total intersegment revenues		—		—		—		—		—		—		—		1,922,314		(1,922,314)		—
Income from operations		915,019		241,563		298,352		487,327		68,319		73,969		12,101		1,645,731		(1,628,879)		2,113,502
Interest income		46,210		14,078		10,486		19,445		5,002		2,942		11,475		20,778		(8,338)		122,078
Interest expense		(37,735)		(4,681)		(27,877)		(28,914)		(10,582)		(9,426)		(6,825)		(3,616)		8,338		(121,319)
Depreciation and amortization for the year		(240,538)		(130,316)		(118,503)		(115,384)		(43,365)		(38,834)		(127,124)		(13,166)		—		(827,230)
Income before income taxes		916,408		249,026		280,518		469,268		62,753		67,478		16,755		1,666,151		(1,628,878)		2,099,479
Income tax expense		(185,786)		14,670		(46,087)		(109,928)		(3,654)		(7,289)		21,640		(11,015)		—		(327,449)
Total assets		7,750,131		4,504,800		3,442,872		3,347,978		1,257,242		1,130,931		3,098,119		26,197,628		(26,196,064)		24,533,637
Total liabilities		851,150		184,279		613,245		937,604		178,225		225,222		187,230		195,808		(292,339)		3,080,424
Net cash flows provided by operating activities		1,100,076		307,055		409,182		478,485		117,880		115,995		154,435		(21,834)		—		2,661,273
Net cash flows used in investing activities		(198,026)		(80,975)		(148,564)		(389,677)		(31,179)		(39,711)		(86,639)		1,735,986		(1,745,000)		(983,785)
Net cash flows used in financing activities		(826,782)		(186,000)		(295,954)		(399,027)		(122,526)		(48,537)		(14,993)		(1,999,997)		1,745,000		(2,148,816)
Investment in productive assets		5,376,838		3,111,862		2,629,621		2,747,448		904,336		816,969		2,265,345		66,409		(69)		17,918,759

December 31, 2011	Guadalajara		Tijuana		Puerto Vallarta		San Jose del Cabo		Hermosillo		Bajio		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,618,135	Ps.	686,558	Ps.	773,401	Ps.	1,042,676	Ps.	209,746	Ps.	210,738	Ps.	397,480	Ps.	—	Ps	—	Ps.	4,938,734
Total intersegment revenues		—		—		—		—		—		—		—		1,791,421		(1,791,421)		—
Income from operations		847,070		212,065		275,995		405,197		63,229		58,212		(3,412)		1,482,064		(1,504,401)		1,836,020
Interest income		58,353		9,394		10,001		5,731		5,149		3,597		9,519		20,361		(13,661)		108,445
Interest expense		(28,092)		(3,538)		(19,699)		(21,237)		(8,176)		(9,063)		(12,621)		(4,989)		13,661		(93,753)
Depreciation and amortization for the year		(210,170)		(117,078)		(111,430)		(93,048)		(38,453)		(37,153)		(123,059)		(12,580)		—		(742,969)
Income before income taxes		890,333		216,527		267,329		403,565		60,224		52,825		(6,465)		1,493,401		(1,504,401)		1,873,338
Income tax expense		(152,564)		(7,579)		(36,696)		(91,688)		(272)		(3,349)		30,960		(570)		—		(261,758)
Total assets		7,793,642		4,383,102		3,474,168		3,346,937		1,310,016		1,088,299		3,071,927		26,575,547		(26,323,964)		24,719,675
Total liabilities		747,784		140,277		617,872		1,044,502		194,097		184,779		185,485		227,812		(304,115)		3,038,492
Net cash flows provided by operating activities		905,785		318,869		321,621		388,521		99,887		88,904		161,074		(27,942)		—		2,256,718
Net cash flows used in investing activities		(222,180)		(224,915)		(244,637)		(356,395)		(48,045)		(58,371)		(88,656)		1,729,747		(1,740,018)		(1,253,470)
Net cash flows used in financing activities		(673,037)		(275,000)		(124,760)		17,962		(33,672)		(53,927)		(2,000)		(1,812,628)		1,740,018		(1,217,045)
Investment in productive assets		5,448,454		3,164,531		2,628,638		2,522,912		923,943		805,379		2,303,924		57,905		(69)		17,855,617

Productive assets are comprised of Machinery, equipment, Improvements to leased buildings, Improvements to concession assets, Airport concessions, Rights of use of airport facilities, Other acquired rights and Other assets.

•	Geographic information—All business units of the Company are operating in Mexico. The financial information presented above shows the different regions where these business units operate.

•

Principal Customers—The Company has no dependence on a particularly client, as 57.1% and 51.8% of the total revenues for 2012 and 2011, respectively, corresponds to the passenger charges that are paid for by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one client represents more than 10.0% of the consolidated revenues.

•

Principal suppliers—The Company has no dependence of particularly supplier, due to, no one supplier represents more than 10.0% of its capital investments in productive assets and/or of the total operating costs.

28.	Foreign currency transactions

a.	Transactions denominated in foreign currency for the years ended at December 31, 2012 and 2011 were as follows:

	2012	2011
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	26,870	22,572

Revenues for recovery expenses	175	626

Technical assistance fee	5,364	5,209

Technical assistance expenses and other expenses	4,040	5,621

b.	The exchange rates in effect at the dates of the consolidated balance sheets and the date of the related report of the independent auditors were as follows:

	December 31,				January 1,		February 22,
	2012		2011		2011		2013
Mexican pesos per one U.S. dollar (Note 3.o)	Ps.	13.0101	Ps.	13.9787	Ps.	12.3571	Ps.	12.6694

c.	At December 31, the foreign currency exchange gains and losses was as follows:

	2012		2011
Foreign exchange gains	Ps.	49,528	Ps.	83,984
Foreign exchange loss		(64,310)		(61,358)

Foreign exchange (loss) gains – net	Ps.	(14,782)	Ps.	22,626

29.	Transactions with related parties

According to the definitions of control established in IFRS, the Company does not have a company controlling its operations, however, and according to these definitions, AMP represents an entity with significant influence over the operation of the Company, as it has representation on the Board of Directors, participates in the policy-making processes, maintains material transactions, appoints officers and provides essential technical information, but without exercising control over the Company, no other Stockholder fulfills this definition.

Transactions with related parties, carried out in the ordinary course of business, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2012		2011
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	155,072	Ps.	136,191

Services received	Ps.	1,315	Ps.	245

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, with the approval of the stockholders, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. Only the Stockholders’ Meeting has the authority to decide the non-renewal or deny the renewal of the agreement. If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series B shares other than AMP or any party related to AMP, accordingly to the participation agreement signed on August 25, 1999 among the SCT, GAP, its strategic partner and the Stockholders of the strategic partner.

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of U.S. 7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of U.S. 4,000,000 (these amounts are subject to adjustment based on the U.S. National Consumer Price Index (CPI)) or 5% of GAP’s consolidated operating income, defined as earnings before interest income or expense, calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization.

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

The total amounts paid to executive officers for the years ended at December 31, 2012 and 2011 were as follows:

	2012		2011
Benefits paid	Ps.	22,907	Ps.	20,228

30.	Operating lease agreements

Leasing as the lessee – The rents of operating leases are payable as follows:

	2012		2011
Less than one year	Ps.	7,474	Ps.	6,028
Between one and 5 years		25,496		1,001

	Ps.	32,970	Ps.	7,029

The Company has leased office space under one five-year operating lease agreement, which was renewed in February 2008 and will conclude in January 2013. The renewal of this contract was executed in February 2013 for an additional five years with monthly rental payments of U.S.$ 33,617. Base rent is subject to increases according to the NCPI and the CPI, starting in the second year of the lease, which begins in February 2013.

Leasing as the lessor – The Company receives payments from leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such leases is as follows:

	2012		2011
Less than one year	Ps.	488,298	Ps.	422,240
Between one and 5 years		1,084,908		555,951
More than 5 years		263,423		161,781

	Ps.	1,836,629	Ps.	1,139,972

During the years ended December 31, 2012 and 2011, the Company recognized income from leasing activities of Ps. 641,971 and Ps. 522,051, in the consolidated statements of comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2012 and 2011 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 19.

31.	Explanation of transition to IFRS

As disclosed in Note 2.a, these are the first consolidated financial statements prepared in accordance with IFRS.

The accounting policies disclosed in Note 3 have been applied in the elaboration of the consolidated financial statements to the and by the year finished December 31, 2012, as well as in the comparative information presented in these consolidated financial statements for the year ended December 31, 2011 and in the preparation of the opening balance under IFRS of the consolidated financial statements as of January 1, 2011 (transition date of the Company).

In the preparation of the opening balance under IFRS of the consolidated financial statements, the Company has adjusted the figures reported previously in the financial statements prepared in accordance with MFRS. Subsequently the explanation is included of how the transition of the MFRS to the IFRS impacted the Company’s stockholders’ equity, comprehensive income and cash flows.

Reconciliation of consolidated statements of financial position:

				Transition effects to IFRS						Transition effects to IFRS
	Notes	MFRS		January 1, 2011		IFRS		MFRS		December 31, 2011		IFRS
Assets
Current assets:
Cash and cash equivalents	a	Ps.	2,348,807	Ps.	—	Ps.	2,348,807	Ps.	2,115,508	Ps.	19,502	Ps.	2,135,010
Financial investments held for trading purposes			233,915		—		233,915		278,349		—		278,349
Trade accounts receivable – net			296,146		—		296,146		294,503		—		294,503
Recoverable taxes			142,226		—		142,226		174,961		—		174,961
Embedded derivatives	b		266		(266)		—		469		(469)		—
Other current assets			1,739		—		1,739		2,249		—		2,249

Total current assets			3,023,099		(266)		3,022,833		2,866,039		19,033		2,885,072
Long-term cash and cash equivalents			—		—		—		19,502		(19,502)		—
Advance payments to suppliers			113,099		—		113,099		114,712		—		114,712
Machinery, equipment and improvements on leased buildings – net			447,166		—		447,166		836,339		—		836,339
Improvements to concession assets – net	c		4,034,940		(188,479)		3,846,461		4,633,604		(195,952)		4,437,652
Airport concessions – net	c		16,325,463		(5,577,886)		10,747,577		15,893,953		(5,430,454)		10,463,499
Rights to use airport facilities – net	c		2,102,111		(718,224)		1,383,887		2,015,986		(688,797)		1,327,189
Other acquired rights – net	c		799,180		(167,299)		631,881		778,100		(162,919)		615,181
Recoverable income taxes			23,022		—		23,022		—		—		—
Recoverable tax on assets	d		396,318		(396,318)		—		344,969		(344,969)		—
Embedded derivatives	b		11,292		(11,292)		—		5,621		(5,621)		—
Derivative financial instruments			7,138		—		7,138		4,468		—		4,468
Deferred income taxes – net	d		1,536,986		2,271,473		3,808,459		1,807,873		2,166,645		3,974,518
Deferred statutory employee profit sharing	e		7,475		(7,475)		—		8,529		(8,529)		—
Other assets	c		61,993		(1,786)		60,207		62,150		(1,105)		61,045

Total		Ps.	28,889,282	Ps.	(4,797,552)	Ps.	24,091,730	Ps.	29,391,845	Ps.	(4,672,170)	Ps.	24,719,675

(Continued)

				Transition effects to IFRS						Transition effects to IFRS
	Notes	MFRS		January 1, 2011		IFRS		MFRS		December 31, 2011		IFRS
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term bank loans		Ps.	266,492	Ps.	—	Ps.	266,492	Ps.	411,439	Ps.	—	Ps.	411,439
Concession taxes payable			26,791		—		26,791		33,493		—		33,493
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.			64,784		—		64,784		71,450		—		71,450
Accounts payable			403,724		—		403,724		472,645		—		472,645
Taxes payable, other than income taxes and concession taxes			18,429		—		18,429		18,816		—		18,816
Income taxes payable			123,721		—		123,721		54,184		—		54,184

Total current liabilities			903,941		—		903,941		1,062,027		—		1,062,027
Deposits received			226,412		—		226,412		316,389		—		316,389
Liabilities for postemployment benefits	f		45,216		(8,860)		36,356		58,514		(10,617)		47,897
Long-term bank loans			1,042,808		—		1,042,808		1,612,179		—		1,612,179

Total liabilities			2,218,377		(8,860)		2,209,517		3,049,109		(10,617)		3,038,492

Stockholders’ equity:
Common stock	g		24,344,476		(8,324,653)		16,019,823		24,344,476		(8,324,653)		16,019,823
Legal reserve	g		432,341		(28,094)		404,247		507,349		(28,094)		479,255
Fund for repurchase of shares			1,000,000		—		1,000,000		1,387,302		—		1,387,302
Repurchased shares			(609,809)		—		(609,809)		(1,387,302)		—		(1,387,302)
Retained earnings	h		1,503,897		3,564,055		5,067,952		1,490,911		3,691,194		5,182,105

Total stockholders’ equity			26,670,905		(4,788,692)		21,882,213		26,342,736		(4,661,553)		21,681,183

Total		Ps.	28,889,282	Ps.	(4,797,552)	Ps.	24,091,730	Ps.	29,391,845	Ps.	(4,672,170)	Ps.	24,719,675

(Concluded)

Reconciliation of consolidated statement of comprehensive income:

		MFRS		Transition effects to IFRS as for the year ended December 31, 2011		IFRS
Revenues:
Aeronautical services		Ps.	3,077,927	Ps.	—	Ps.	3,077,927
Non-aeronautical services			824,580		—		824,580
Improvements to concession assets			1,036,227		—		1,036,227

			4,938,734		—		4,938,734

Operating costs:
Cost of services	e, f		984,878		2,060		986,938
Technical assistance fees			136,191		—		136,191
Concession taxes			193,802		—		193,802
Depreciation and amortization	c		944,094		(201,125)		742,969
Cost of improvements to concession assets			1,036,227		—		1,036,227
Other expenses – net	c		9,346		(2,759)		6,587

			3,304,538		(201,824)		3,102,714

Income from operations			1,634,196		201,824		1,836,020

Finance income (cost):
Interest income	c, d		140,259		(31,814)		108,445
Interest expense			(93,753)		—		(93,753)
Exchange gain – net			22,626		—		22,626
Loss from embedded derivatives	b		(5,468)		5,468		—

			63,664		(26,346)		37,318

Income before income taxes			1,697,860		175,479		1,873,338
Income tax expense :
Current			480,523		—		480,523
Deferred	d		(267,104)		48,339		(218,765)

			213,419		48,339		261,758

Consolidated net income		Ps.	1,484,441	Ps.	127,140	Ps.	1,611,580

Reconciliation of consolidated statements of changes in stockholders’ equity:

	Notes	Common Stock		Legal Reserve		Fund for repurchase of Shares		Repurchased hares		Retained Earnings		Total Stockholders’ Equity
January 1, 2011 MFRS		Ps.	24,344,476	Ps.	432,341	Ps.	1,000,000	Ps.	(609,809)	Ps.	1,503,897	Ps.	26,670,905
Transition adjustments to IFRS	g, h		(8,324,653)		(28,094)		—		—		3,564,055		(4,788,692)

January 1, 2011 IFRS		Ps.	16,019,823	Ps.	404,247	Ps.	1,000,000	Ps.	(609,809)	Ps.	5,067,952	Ps.	21,882,213

December 31, 2011 MFRS		Ps.	24,344,476	Ps.	507,349	Ps.	1,387,302	Ps.	(1,387,302)	Ps.	1,490,911	Ps.	26,342,736
Transition adjustments to IFRS	g, h		(8,324,653)		(28,094)		—		—		3,691,194		(4,661,553)

December 31, 2011 IFRS		Ps.	16,019,823	Ps.	479,255	Ps.	1,387,302	Ps.	(1,387,302)	Ps.	5,182,105	Ps.	21,681,183

Adjustments recognized in the consolidated statements of cash flows

For purposes of IFRS, for the period ended December 31, 2011, the Company reconciles its consolidated statements of cash flows from consolidated net income, whereas for purposes of MFRS they were reconciled from income before income taxes.

For purposes of presenting cash flows under IFRS, capitalized interest income on qualifying assets was reclassified from operating activities to investing activities for Ps. 26,679, decreasing cash flows from investing activities. There are no other material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under MFRS other than as it relates to the IFRS adjustments disclosed below.

Reconciliation notes

As previously disclosed, the Company’s transition date to IFRS was January 1, 2011 and therefore for the year ended December 31, 2011 is the comparative period and the reconciliations between MFRS and IFRS have been prepared in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards. According to IFRS 1, the Company applied the mandatory exceptions and certain optional exemptions to the retrospective applications IFRS.

i.	Mandatory exceptions – The Company applied the relevant mandatory exceptions to the retroactive applications of IFRS as follows:

•

Calculations of estimates – Estimates prepared under IFRS are consistent with the estimates recognized under MFRS as of the same date, unless the Company is required to adjust such estimates to conform with IFRS.

•	Moreover, the Company estimated that the following mandatory exceptions had no effect on its consolidated financial statements at the date of transition to IFRS:

•	Derecognition and transfer of financial assets and liabilities

•	Hedge accounting

•	Non-controlling interests

ii.	Optional exemptions – The Company chose the following optional exemptions to the retroactive application of IFRS:

•

Deemed Cost – The deemed cost exemption was applied; therefore, the Company has opted to use the MFRS revaluation at December 31, 2007 of its machinery, equipment and improvements on leased buildings as its deemed cost at the transition date to IFRS, which represents the cost or depreciated cost in accordance with IFRSs, adjusted to reflect changes in the NCPI or CPI as applicable. The Company recognized improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other assets at their historical cost. These intangible assets are directly related with the concession, which is also presented as an intangible asset. Additionally, the Company has opted to recognized the fair value recognized for purposes of MFRS at the date of the airports privatization process as its deemed cost (its event driven fair value) and therefore eliminated the inflation effects recognized through December 31, 2007 as the cumulative inflation recognized under MFRS occurred during periods that were not considered to be hyperinflationary in IFRS.

•	Postemployment benefits – The Company applied the exemption in IFRS 1, recognizing all the accrued actuarial gains and losses against retained earnings at their transition date.

•

Borrowing costs – The Company began capitalizing its borrowing costs on the transition date under IAS 23 Borrowing Costs. The borrowing costs included previously under MFRS were subject to the deemed cost option mentioned above.

iii.	Adjustments between MFRS and IFRS – Below is the summary of the adjustments that the Company has identified in its transition from MFRS to IFRS as of January 1, 2011, and for the year ending December 31, 2011 as well as an estimate of their most significant effects with their corresponding deferred income tax impact:

a.	Reclassification of cash and cash equivalents – The Company presented its cash and cash equivalents associated with its trusts for investment and administration (see Note 5) for purposes of MFRS based on the period such assets were expected to be paid to the contractor (current and non-current). For purposes of IFRS, such amounts are presented as current given that they are readily available for use.

b.	Embedded derivatives in lease agreements – Under MFRS, the Company recognized embedded derivatives associated with lease agreements of commercial spaces located at the airport terminals. Such agreements are denominated in U.S. dollars, differing from the Company’s functional currency, which is the Mexican peso. According to IFRS, as the U.S. dollar is commonly used in the region where the Company operates for this type of lease agreement, it derecognized the embedded derivatives that had been recognized under MFRS as permitted by IAS 39, Financial Instruments: Recognition and Measurement.

The effects of these changes were as follows:

	December 31, 2011
Effect on statement of comprehensive income:
Loss on embedded derivatives in lease agreements	Ps.	5,468

Retained earnings adjustment	Ps.	5,468

	January 1, 2011		December 31, 2011
Effect in statements of financial position:
Current embedded derivatives in lease agreements	Ps.	(266)	Ps.	(469)
Long-term embedded derivatives in lease agreements		(11,292)		(5,621)
Deferred income tax		3,468		1,827

Retained earnings adjustment	Ps.	(8,090)	Ps.	(4,263)

c.	Intangible Assets – At the transition to IFRS the Company eliminated the effects of inflation recognized in accordance with MFRS through December 31, 2007, as the cumulative inflation recognized under MFRS occurred during periods that were not considered to be hyperinflationary in IFRS. Amortization for the year ended December 31, 2011 was adjusted according to the intangible asset value determined under IFRS, which excludes the cumulative inflation previously recognized under MFRS. In addition, in determining the amount of borrowing costs eligible for capitalization during a period for purposes of IFRS, any investment income earned on such funds is deducted from the borrowing costs incurred, whereas for purposes of MFRS such amounts were recognized as income. The effects of these adjustments were as follows:

	December 31, 2011
	Improvements to concession assets		Airport concessions		Rights to use airport facilities		Other acquired rights		Other non-current assets
Effect on statement of comprehensive income:
Depreciation and amortization	Ps.	(19,206)	Ps.	(147,432)	Ps.	(29,427)	Ps.	(4,380)	Ps.	(680)
Interest income		26,679		—		—		—		—

Retained earnings adjustment	Ps.	7,473	Ps.	(147,432)	Ps.	(29,427)	Ps.	(4,380)	Ps.	(680)

	December 31, 2011
	Improvements to concession assets		Airport concessions		Rights to use airport facilities		Other acquired rights		Other non-current assets
Effect on statement of financial position
Elimination of inflation	Ps.	(302,235)	Ps.	(7,172,783)	Ps.	(1,099,070)	Ps.	(207,133)	Ps.	(9,038)
Elimination of interest on borrowing cost		(23,073)		—		—		—		—
Elimination of inflation of amortization		129,356		1,742,329		410,273		44,214		7,933

Net elimination		(195,952)		(5,430,454)		(688,797)		(162,919)		(1,105)
Deferred income taxes		55,778		1,524,950		193,424		45,754		310

Retained earnings adjustment	Ps.	(140,174)	Ps.	(3,905,504)	Ps.	(495,373)	Ps.	(117,165)	Ps.	(795)

	January 1, 2011
	Improvements to concession assets		Airport concessions		Rights to use airport facilities		Other acquired rights		Other non-current assets
Effect on statement of financial position
Elimination of inflation	Ps.	(302,235)	Ps.	(7,172,783)	Ps.	(1,099,070)	Ps.	(207,133)	Ps.	(9,038)
Elimination of inflation of amortization		113,756		1,594,897		380,846		39,834		7,252

Net effect		(188,479)		(5,577,886)		(718,224)		(167,299)		(1,786)
Deferred income taxes		53,069		1,569,180		202,052		47,126		503

Retained earnings adjustment	Ps.	(135,410)	Ps.	(4,008,706)	Ps.	(516,172)	Ps.	(120,173)	Ps.	(1,283)

d.	Deferred taxes – As a result of changes in accounting values related from the adoption of IFRS, the Company recognized the effects of deferred income taxes based on the tax rate applicable according to their estimated date of reversal. Additionally, under MFRS the recoverable tax on assets was presented as a separate line-item. However, for IFRS purposes, the amount of the recoverable tax on assets is presented within deferred income taxes.

The changes described in the previous paragraph increased the deferred tax assets as shown below, based on the tax rate applicable according to their estimated date of reversal.

	December 31, 2011
Effect on statement of comprehensive income:
Deferred income taxes	Ps.	53,475

Reclassification of inflationary effects on recoverable tax on assets:
Interest income		5,136
Deferred income taxes		(5,136)

	January 1, 2011		December, 31 2011
Effect on statement of financial position:
Recoverable tax on assets	Ps.	(396,318)	Ps.	(344,969)

Deferred income taxes	Ps.	1,875,155	Ps.	1,821,676
Recoverable tax on assets		396,318		344,969

Net deferred income tax adjustment	Ps.	2,271,473	Ps.	2,166,645

e.	Current and deferred PTU – According to MFRS, current PTU is presented within other expenses. Under IFRS, current PTU is considered to be an employee benefit and is presented in cost of services as part of employee costs in the consolidated statement of comprehensive income. MFRS requires that deferred PTU be determined by applying a similar model to deferred income taxes and is calculated by comparing the book value of assets and liabilities to their tax value as of the date of the financial statements. As deferred PTU is not permitted by IFRS, the amount recognized under MFRS was derecognized in the transition to the IFRS.

The effect of this change is:

	December 31, 2011
Effect on statement of comprehensive income:
Deferred PTU	Ps.	1,054

Reclassification of PTU:
Cost of services		3,813
Other expenses—net		(3,813)

	January 1, 2011		December, 31 2011
Effect on statement of financial position:
Deferred PTU	Ps.	(7,475)	Ps.	(8,529)
Effect on deferred income taxes		1,308		1,493

Retained earnings adjustment	Ps.	(6,167)	Ps.	(7,036)

f.	Employee benefits – In accordance with MFRS, the Company recognized seniority premium benefits, termination benefits and retirement benefits from severance payments at the end of the work relationship, pursuant to Financial Reporting Standard D3 Employee Benefits. However, under IFRS, the liability for termination benefits from severance payments at the end of the work relationship was derecognized as it does not meet the requirements of IAS 19 (revised 2011), Employee Benefits, which requires the existence of a demonstrable obligation (whether contractual or constructive) to terminate the work relationship with the employee in order for a liability to be recognized. Additionally, the Company utilized the optional exemption of IFRS 1, which consists of recognizing all unrecognized items in retained earnings as of the transition date.

The effect of this change is:

December, 31 2011
Effect on statement of comprehensive income:
Termination benefits from severance payments at the end of the work relationship	Ps.	(1,757)

	January 1, 2011		December, 31 2011
Effect on statement of financial position:
Termination benefits from severance payments at the end of the work relationship	Ps.	8,528	Ps.	10,617
Actuarial losses		332		—
Deferred income taxes		(1,551)		(1,860)

Retained earnings adjustment	Ps.	7,309	Ps.	8,757

g.	Effects of inflation in the financial information – In accordance with MFRS, the Company’s common stock and legal reserve include the effects of inflation through December 31, 2007. However, for IFRS, these effects were eliminated as the cumulative inflation recognized under MFRS occurred during periods that were not considered to be hyperinflationary in IFRS. IFRS requires, among other factors, that in order to recognize inflation in the financial information, cumulative inflation in a three year period needs to approach or exceed 100%, which represents a reclassification among equity accounts. Since 1998, the year in which the Company was incorporated, and through December 31, 2012, the cumulative inflation over a three-year period has not reached or exceeded 100%

The effect of this change is as follows

	January 1, 2011		December, 31 2011
Effect on statement of financial position:
Common stock	Ps.	8,324,653	Ps.	8,324,653
Legal reserve		28,094		28,094

Retained earnings adjustment	Ps.	8,352,747	Ps.	8,352,747

h.	Retained earnings – The changes described previously increased retained earnings as of the Company’s transition date as shown below:

	January 1, 2011		December, 31 2011
Embedded derivatives in the lease agreements	Ps.	(8,090)	Ps.	(4,263)
Improvements to concession assets		(135,410)		(140,174)
Airport concessions		(4,008,706)		(3,905,504)
Rights to use airport facilities		(516,172)		(495,373)
Other acquired rights		(120,173)		(117,165)
Other assets, net		(1,283)		(795)
Deferred PTU		(6,167)		(7,036)
Liabilities for retirement benefits		7,309		8,757
Effects of inflation on common stock and legal reserves		8,352,747		8,352,747

Retained earnings adjustment	Ps.	3,564,055	Ps.	3,691,194

32.	New accounting principles not yet in effect

The following IFRS new and/or revised have been issued but are not yet effective, spite of it can be early adopted, the Company has not adopted any of these standards as of the issuance date of these consolidated financial statements.

Standard	Effective as of
IFRS 13 Fair Value Measurement	January, 1, 2013
Amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities	January, 1, 2013
Amendments to IFRS Annual improvements to IFRS 2009-2011, except for the amendments to IAS 1	January, 1, 2013
Amendments to IAS 1 Presentation of Concepts From Other Comprehensive Income	January, 1, 2013
Amendments to IAS 32 Disclosures – Offsetting Financial Assets and Financial Liabilities	January, 1, 2014
IFRS 9 Financial Instruments	January, 1, 2015
Amendments to IFRS 9 and IFRS 7 Mandatory effective date of IFRS 9 and Transition Disclosures	January, 1, 2015

IFRS 13 Fair Value Measurement – Establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

Amendments to the IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities – The amendment requires disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. These amendments are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. The disclosures must be shown retrospectively for all comparative periods.

Amendments to IFRS Annual improvements to IFRS 2009-2011, except for the amendments to IAS 1 – The amendment makes amendments to several standards. Amendments are effective for annual periods beginning on or after January 1, 2013. The amendments include:

•

Amendments to IAS 16 Property, Plant and Equipment – Clarifies the recognition of spare parts, stand-by equipment and servicing equipment in accordance with IAS 16 when they meet the definition of as property, plant and equipment. Otherwise, such items are classified as inventory.

•	Amendments to IAS 32 Financial Instruments: Presentation – Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes.

Amendments to IAS 1 Presentation of Concepts from Other Comprehensive Income – The amendment retains the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

Amendments to IAS 32 Disclosures – Offsetting Financial Assets and Financial Liabilities – The amendments clarify certain aspects because of diversity in application of the requirements on offsetting, focused on the following main areas: i) the meaning of currently has a legally enforceable right of set-off, ii) the application of simultaneous realization and settlement, iii) the offsetting of collateral amounts, and iv) the unit of account for applying the offsetting requirements.

IFRS 9 Financial Instruments – Issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

IFRS 9 requires all recognized financial assets that are within the scope of IAS 39, Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

Amendments to IFRS 9 and IFRS 7 Mandatory effective date of IFRS 9 and Transition Disclosures – On December 16, 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9 and IFRS 7), which amended the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards and amendments on its consolidated financial information.

33.	Subsequent events

•

On January 9, 2013, the Company utilized Ps. 182,850 associated with its available line of credit with BBVA Bancomer for use by the airports of Bajio, Guadalajara, Hermosillo, San Jose del Cabo and Puerto Vallarta, which correspond to the agreement signed on November 23, 2012, described it in Note 16.

•	On January 11, 2013, the Company made the last payment for Ps. 104,560 regarding its loan with Banamex signed on June 6, 2011, which is described in Note 16.

•

On February 7, 2013, the municipality of Tijuana made a real estate tax claim for the period from 2008-2012 against the Tijuana Airport, in the amount of Ps. 15,183, demanding payment within the subsequent three days. The Company will file an annulment against this claim and will present a bond to guarantee the amount claimed.

34.	Financial statements issuance authorization

On February 22, 2013 the issuance of these consolidated financial statements was authorized by Fernando Bosque Mohino, Chief Executive Officer and Rodrigo Guzmán Perera, Chief Financial Officer. These consolidated financial statements are subject to approval at the ordinary general stockholders’ meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *