Form 20-F
period 2013-12-31
Pacific Airport Group
filed 2014-04-16
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	IFRS	☒	Other	☐

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

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.098 to U.S.$ 1.00, the noon buying rate for pesos on December 31, 2013, as published by the U.S. Federal Reserve Board. On April 11, 2014 the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps. 13.0740 to U.S.$ 1.00.

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

IFRIC 12 requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform at the airports as established by our Master Development Programs. The amount of revenues for these services are equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results and do not represent a cash inflow. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues.

In reviewing this annual report, you should take into account the fact that certain margin and ratio calculations that utilize “Total revenues” or “Total operating costs” will reflect the effects of IFRIC 12. Consequently, changes in total revenues, total operating costs, EBITDA margin, operating margin, total revenues per terminal passenger and other ratios included in this annual report, as well as other ratios potentially useful to investors, may not be comparable between periods. In those instances we have included a parenthetical notation with comparable amounts or measures. Nominal results for amounts used in calculating certain margins, such as operating income, are not affected by the adoption of IFRIC 12 and are therefore comparable.

Furthermore, in several sections of this annual report we take into account only revenues that resulted in actual cash inflows (which we categorize as aeronautical and non-aeronautical revenues, or the sum of the two) for ratios or comparative calculations. Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues generated from improvements to concession assets under IFRIC 12 are not dependent upon passenger traffic, but rather stem from the level of capital expenditures carried out at each airport. Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues stem from the key drivers of our business, passenger traffic, and our maximum tariffs. The use of aeronautical and non-aeronautical revenues is more common in our industry as they represent the revenues generated from our core operations, that being services provided to passengers, airlines, and other third parties based on passenger traffic at our airports. We indicate each instance in which we use only aeronautical and non-aeronautical revenues by indicating the category of revenues used.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data according to IFRS for the periods indicated. The selected financial information for 2011 differs from the information we previously published in our annual report for 2011, because it is presented in accordance with IFRS.

	Year ended December 31,
	2011		2012		2013		2013
	(thousands of pesos)						(thousands of dollars) (1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services(2)	Ps.	3,077,927	Ps.	3,365,982	Ps.	3,616,616	U.S.$	276,120
Non-aeronautical services(3)		824,580		1,008,452		1,170,492		89,364
Improvements to concession assets(4)		1,036,227		570,233		440,728		33,649
Total revenues		4,938,734		4,944,667		5,227,836		399,133
Operating costs:
Costs of services:
Employee costs		369,386		402,607		390,606		29,822
Maintenance		179,455		200,022		200,224		15,287
Safety, security & insurance		131,168		159,379		173,748		13,265
Utilities		122,095		139,479		141,855		10,830
Other		184,834		158,515		222,518		16,989
Total costs of services		986,938		1,060,002		1,128,951		86,193
Technical assistance fees(5)		136,191		155,072		171,470		13,091
Concession taxes(6)		193,802		217,295		237,728		18,150
Depreciation and amortization:
Depreciation(7)		110,314		151,176		164,606		12,567
Amortization(8)		632,655		676,054		718,629		54,866
Total depreciation and amortization		742,969		827,230		883,235		67,433
Other expense (income)		6,587		1,333		(7,453)		(569)
Cost of improvements to concession assets(4)		1,036,227		570,233		440,728		33,649
Total operating costs		3,102,714		2,831,165		2,854,659		217,947
Income from operations		1,836,020		2,113,502		2,373,177		181,186
Finance income (cost)		37,318		(14,023)		(51,159)		(3,906)
Income before income taxes		1,873,338		2,099,479		2,322,018		177,280
Income tax expense		261,758		327,449		75,788		5,786
Consolidated net income		1,611,580		1,772,030		2,246,230		171,494
Basic and diluted earnings per share(9)	Ps.	2.9969	Ps.	3.3389	Ps.	4.2377	U.S.$	0.3235
Basic and diluted earnings per ADS(9)	Ps.	29.9687	Ps.	33.3891	Ps.	42.3768	U.S.$	3.2354
Dividends per share(10)	Ps.	1.9231	Ps.	2.1292	Ps.	2.2837	U.S.$	0.1744
Dividends per ADS(10)	Ps.	19.2310	Ps.	21.2918	Ps.	22.8375	U.S.$	1.7436
Other operating data:
Total terminal passengers (thousands of passengers)(11)		20,208		21,287		23,173		23,173
Total air traffic movements (thousands of movements)		395		395		404		404
Total revenues per terminal passenger(12)	Ps.	244	Ps.	232	Ps.	226	U.S.$	17
Aeronautical and non-aeronautical services per terminal passenger	Ps.	193	Ps.	205	Ps.	207	U.S.$	16
Statement of financial position:
Cash and cash equivalents	Ps.	2,135,010	Ps.	1,663,683	Ps.	2,168,187	U.S.$	165,536
Total current assets		2,885,072		2,459,168		2,872,087		219,277
Airport concessions, net		10,463,499		10,179,422		9,895,346		755,485
Rights to use airport facilities, net		1,327,189		1,270,490		1,213,792		92,670
Total assets		24,719,675		24,533,637		25,234,600		1,926,600
Current liabilities		1,062,027		1,132,711		1,212,154		92,545
Total liabilities		3,038,492		3,080,424		3,021,889		230,714
Total shareholders’ equity		21,681,183		21,453,213		22,212,711		1,695,886
Other data:
Net cash flows provided by operating activities	Ps.	2,256,718	Ps.	2,661,274	Ps.	2,964,713	U.S.$	226,349
Net cash flows used in investing activities		(1,253,470)		(983,785)		(680,951)		(51,989)
Net cash flows used in financing activities		(1,217,045)		(2,148,816)		(1,779,258)		(135,842)
(Decrease) Increase in cash and cash equivalents		(213,797)		(471,327)		504,504		38,518

1.	Translated into dollars at the rate of Ps.13.098 per U.S.$ 1.00, the noon buying rate on December 31, 2013, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in dollars (not thousands of dollars). Operating data are expressed in the units indicated.
2.	Revenues from aeronautical services principally consist of a fee for each departing passenger except diplomats, infants and transit and transfer passengers if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport, aircraft landing fees, aircraft parking fees, fees for the transport of passengers from an aircraft to a terminal building, security charges for each departing passenger and other sources of revenues subject to regulation under our maximum rates. See “Item 4, Information on the Company – Regulatory Framework” herein for a description of our regulatory framework, including our maximum rates.
3.	Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from leasing of commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues, as well as the revenues derived from business lines operated directly by us, which include car parking charges, advertising, VIP lounges and convenience stores. Pursuant to our operating concessions and the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently regulated under the Mexican Airport Law but are excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates.
4.	Revenues from improvements to concession assets represent revenues generated from improvements made to concession assets and the related costs stemming from capital expenditures made as agreed with the Mexican government under our Master Development Programs for 2011, 2012 and 2013. These amounts did not result in actual cash inflows, nor did they have an effect on our consolidated net income in 2011, 2012 and 2013 as revenues earned were equal to the costs incurred. See “Item 4, Information on the Company – Business Overview”.
5.	We pay Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., or “AMP”, a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
6.	Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets).
7.	Reflects depreciation of machinery, equipment and improvements on leased buildings.
8.	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
9.	Based on a weighted average of 537,755,093, 530,720,600 and 530,061,831 common shares outstanding for the years ended December 31, 2011, 2012 and 2013, respectively, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.
10.	Dollar amounts per share were U.S.$ 0.1378 in 2011, U.S.$ 0.1642 in 2012 and U.S.$ 0.1744 in 2013, and per ADS were U.S.$ 1.3785 in 2011, U.S.$ 1.6424 in 2012 and U.S.$ 1.7436 in 2013. Per-share dollar amounts are expressed in dollars (not thousands of dollars).
11.	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
12.	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).

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

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average(1)
2011	14.25	11.50	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
November 2013	13.24	12.87	13.11	13.06
December 2013	13.22	12.85	13.10	13.01
2014:
January 2014	13.46	13.00	13.36	13.22
February 2014	13.51	13.20	13.23	13.29
March 2014	13.33	13.06	13.06	13.19
April 2014(2)	13.13	12.95	13.07	13.05

Sources: U.S. Federal Reserve Board.

(1)	Average of month-end rates or daily rates, as applicable.
(2)	Through April 11, 2014.

On April 11, 2014, the exchange rate for pesos was Ps. 13.0740 per U.S.$ 1.00 as published by the U.S. Federal Reserve Board.

Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or “BMV”), and, as a result, will likely affect the market price of our American Depositary Shares, or ADSs. Such fluctuations may also affect the U.S. dollar conversion by The Bank of New York Mellon, the depositary for our ADSs, of any cash dividends paid in pesos.

RISK FACTORS

Risks Related to Our Operations

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants and transit and transfer passengers, if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport) departing from the airport terminals we operate and are collected by the airlines and paid to us. In 2011, 2012 and 2013 passenger charges represented 51.8%, 57.1% and 58.8%, respectively, of our total revenues (in 2011, 2012 and 2013, passenger charges represented 65.5%, 64.5% and 64.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

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

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2011, 2012 and 2013, 88.5%, 88.0% and 89.7%, respectively, of the international terminal passengers served by our airports arrived and departed on flights originating in or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2011, the U.S. gross domestic product (“GDP”) increased at an annualized rate of 1.7%. In 2012 and 2013, the U.S. GDP grew 2.2% and 1.9%, respectively. Therefore, although the U.S. economy has grown every year since the economic crisis that lasted from the end of 2007 until the middle of 2009, if the U.S. economy falls back into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States.

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

In 2013, approximately 82.4% of the sum of aeronautical and non-aeronautical revenues was generated from four of our 12 airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2013:

Airport	For year ended December 31, 2013
Guadalajara International Airport	35.4%
Los Cabos International Airport	19.6%
Tijuana International Airport	14.3%
Puerto Vallarta International Airport	13.1%
Eight other airports	17.6%

Total	100.0%

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

The air travel business is susceptible to, and has experienced, increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. Since August 1, 2003, we have carried a Ps. 500 million insurance policy covering damages to our property resulting from terrorist acts. We carry a U.S.$150 million insurance policy covering personal and property damages to third parties resulting from terrorist acts. Because our insurance policies do not cover all losses and liabilities resulting from war or terrorism, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs would have an adverse effect on our results of operations.

The users of airports, principally airlines, also have been subject to increased costs following the events of September 11, 2001. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security rules or guidelines in the future. Premiums for aviation insurance increased substantially in the years following 2001 and could rise further in the future. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices, supplies and interest rates for airlines’ aircraft lease agreements, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities.

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

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment signals the potential presence of prohibited items. Because of uncertainty over the policy letter’s implementation, the new screening process was initially delayed. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. Since the issuance of the policy letter, the Mexican Bureau of Civil Aviation has been expected to issue implementing regulations. On November 23, 2012, the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil, or “DGAC”) published a recommendation, titled a “Circular Obligatoria,” on the Ministry of Communications and Transportation website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain recommendations regarding issues of responsibility that have been raised. These recommendations are not binding and would have no legal effect unless incorporated into a valid contract.

The checked baggage screening equipment has been operational in our 10 busiest airports since 2011; only the Aguascalientes and Los Mochis airports continue to perform manual inspection. As of December 31, 2013, we had signed agreements to operate the baggage screening equipment with all of our airline customers with a significant volume of traffic, except Viva Aerobus, Copa and AirCanada. As a result, as of the end of 2013, approximately 90% of the passengers travelling through our airports were using the baggage screening system, compared to approximately 30% at the end of 2012.

We are incurring ongoing expenses to maintain and operate this equipment. Currently, the operational costs of the screening system have been limited to the level necessary to provide the required services to airlines, and we expect to continue recovering those costs, which could increase if more airlines sign a contract to use our equipment. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. These additional expenses could restrict our liquidity and adversely affect our results of operations. In addition, if it is determined that we are responsible for all or a portion of the cost or that we are liable for certain issues arising from our operation of the screening systems, our exposure to liability could increase significantly. These operational costs will be reviewed during our negotiation of the Master Development Programs for the years 2015-2019, which will take place during 2014. For more information on screening equipment, see “Item 4, Regulatory Framework – Scope of Concessions”.

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

Our ability to increase our commercial revenues is significantly dependent, among other factors, upon increasing passenger traffic at our airports and on our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us and for the ability for us to directly operate business lines. In addition, our ability to increase revenues from commercial activities depends on our ability to continue the remodeling, expansion and modernization of the commercial areas we operate within our airports and on the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 6.7% of total revenues during 2013, as compared with 5.7% of total revenues during 2012 (7.3% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2013, as compared to 6.4% in 2012).

We cannot provide assurance that we will be successful in implementing our strategy of increasing our passenger traffic or our revenues from commercial activities, including commercial activities that we operate directly. The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve. Additionally, our new commercial strategy of increasing revenues by operating lines of businesses in our airports directly could result in the loss of a significant amount of revenues, or not generate the level of profitability sufficient to increase our results of operations. Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase or that our profitability will increase.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 50% of our total employees as of December 31, 2013), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

A majority of our revenues are driven by the operations of a few key customer airlines. Concesionaria Vuela Compañía de Aviación, S.A. de C.V., or Volaris; Grupo Aeroméxico, S.A.B. de C.V., or Grupo Aeroméxico, a holding company that owns Aeroméxico and Aeroméxico Connect; and ABC Aerolíneas, S.A. de C.V., or Interjet, accounted—excluding revenues from passenger charges—for 1.2%, 0.4% and 0.1%, respectively, of total revenues in our airports in 2013 (1.3%, 0.4% and 0.1%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2013). However, these airlines transport a significant amount of our passenger traffic; during 2013, the passenger charges collected by these three airlines accounted for 20.4%, 10.9% and 5.6%, respectively, of total revenues in our airports (22.3%, 12.0% and 6.1%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2013).

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduce their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers.

For example, on August 2, 2010, Mexicana de Aviación, S.A. de C.V. (“Mexicana”), one of Mexico’s two largest carriers and previously an airline which was among our three largest customers in terms of passenger traffic, filed for bankruptcy protection in Mexico and in the United States. On August

28, 2010, Mexicana, Mexicana Click (formerly known as Aerovías Caribe) and Mexicana Link (formerly known as Mexicana (Inter) (collectively “Grupo Mexicana”) ceased operations. Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010. In 2010, Grupo Mexicana was still our third largest carrier and accounted for 8.9% of the sum of aeronautical and non-aeronautical revenues generated in our airports. It was not until 2012 that all seats previously flown by Grupo Mexicana were taken over by other airlines. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another, except if the passenger originated travel outside Mexico, thus limiting the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Additionally, on November 29, 2011, AMR Corporation (“AMR”), parent of American Airlines Inc. (“American”) and AMR Eagle Holding Company (“American Eagle”), filed voluntary petitions for Chapter 11 reorganization in a U.S. bankruptcy court. The Chapter 11 process permitted American and American Eagle to continue operating flights normally during the reorganization. To date, AMR Corporation, through its two subsidiaries American and American Eagle, operates at 7 of our 12 airports (Aguascalientes, Guanajuato, Guadalajara, Hermosillo, Morelia, Puerto Vallarta and Los Cabos). From January to December 2013, AMR Corporation, through its subsidiaries, transported 899,116 passengers at our airports, which represents 3.9% of our passenger traffic in 2013. During the Chapter 11 process, neither American nor American Eagle has suspended payments for the services provided by us. Although as of December 31, 2013, the current balance of payments owed to us by AMR Corporation was Ps. 9.4 million, the amount of the bond granted to us by AMR Corporation as a guarantee of such payments was Ps. 41.0 million as of December 31, 2013. On December 9, 2013, AMR Corporation emerged from Chapter 11 bankruptcy protection upon the conjunction of AMR Corporation’s “Plan of Reorganization” and merged with U.S. Airways. Upon closing of the merger, AMR Corporation was renewed American Airlines Group, Inc.

Furthermore, passenger charges, which accounted for 58.8% of our revenues in 2013 (64.2% taking into account only the sum of aeronautical and non-aeronautical revenues), are collected by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2013, the average collection term of passenger charges was 59 days. If any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. See “Item 4, Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”. According to the new agreements that took effect on November 1, 2009, an airline may obtain a grace period of up to a maximum of 60 days for payment on a case by case basis (not all airlines received the same grace period). If an airline wants to obtain a grace period of any amount up to the 60-day limit, the airline is required to secure the grace period and the equivalent of 30 additional days with cash, bonds or other collateral equal to the charges the airline would incur during that period by taking into account the peak operational days for that specific airline during the previous 12-month period. Thus, in the event of insolvency or suspension of operations by an airline, we are able to collect passenger charges invoiced to that airline up to the value of the collateral. Although we would also have a 30-day buffer beyond the grace period, our cash flows from operations or our results of operations could be negatively affected if such collateral were not sufficient to cover the outstanding debt. Thus, in the event of any suspension of operations by an airline, such as in the case of Grupo Mexicana in 2010, or insolvency, we would not be assured of collecting 100% of the amounts invoiced to that airline for passenger charges, nor could we be assured that we would recover, in the short term, the traffic they would stop transporting, as a consequence of an airline’s ongoing bankruptcy process. Both scenarios could negatively affect our cash flows from operations or our results of operations.

Additionally, in previous years, some of our commercial clients have had difficulty making their payments to our airports. As a result, we have tried to renegotiate terms with many clients to keep them at our airports. Despite our efforts, some clients have decided to leave our commercial spaces and cancel their contracts. This could potentially have a negative effect on our revenues.

Our business is dependent on international regulations that affect Mexican airlines.

Airline regulations promulgated by international bodies or regulatory agencies in other countries could affect our operations and potentially affect our revenues or results of operations. For instance, on July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2”.

Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines were suspended; and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines, which resulted in a decrease in demand for travel between our airports and the United States. Approximately 7.6% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2013.

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

In addition, we are dependent on third-party providers of certain complementary services such as catering, baggage handling, and operation of airbuses and passenger walkways. If these service providers were to halt operations at any of our airports, we would be required to seek a new service provider or provide services ourselves, either of which would likely result in increased capital expenditures or costs and have an adverse impact on our cash generation and results of operations.

Actions by the former holders of land comprising certain of our airports may disrupt the operations of these airports.

A portion of the lands comprising some of our airports were expropriated by the Mexican government pursuant to its power of eminent domain. Prior to their expropriation, some of these lands had been held by groups of individuals through a system of communal ownership of rural land known as an ejido. Certain of these former ejidos’ participants have asserted indemnity claims against the Mexican government challenging the expropriation decrees. See “Item 8, Financial Information – Legal Proceedings – Ejido Participants at Tijuana, Guadalajara and Puerto Vallarta Airports”.

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

In addition to challenging the expropriation, certain of the former ejido participants are also currently occupying portions of the Tijuana International Airport property. While these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy. There can also be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction, which may negatively impact our results of operations.

The actions of squatters on certain portions of the land on which our Guadalajara International Airport operates could disrupt operations and security of the airport.

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

We remain subject to ongoing property tax claims that have been asserted against us by the municipal authorities of Mexicali, Tijuana, Guadalajara, Hermosillo and Manzanillo for the payment of property taxes with respect to the property on which we operate our airports in those cities, and similar claims have been and may be asserted by other municipal authorities where we operate our airports. We believe that under the law, the Mexican government, as the owner of the property upon which we operate our airports, would currently be responsible for paying these taxes directly if a court were to determine that these taxes must be paid. See “Item 8, Financial Information – Legal Proceedings – Property tax claims by certain municipalities” for a full discussion of these property tax proceedings.

In addition, on May 28, 2010, the State Legislature of Jalisco sent to the Mexican Congress a legislative initiative in which they requested that Congress consider changing the current Mexican Airport Law so that privately held airports operating on federal land would be subject to municipal taxes. As of the date of this report, this initiative remains under review by Congress.

If the Mexican government changes the current laws or if we do not prevail in the aforementioned proceedings, these tax liabilities could have a material adverse effect on our financial condition and results of operations.

Our business could be adversely affected by the penalty imposed by the Mexican tax authority on some of our airports.

The Mexican tax authority (Servicio de Administración Tributaria, or “SAT”), in connection with its review of the year 2005, sent us official notices in 2008 and 2009 stating that, under its criteria, the fiscal amortization rate used for each of the La Paz, Morelia and Los Mochis airports’ concession values was incorrect. We initiated legal proceedings in a federal tax court to challenge SAT’s findings, based on our contention that SAT did not take into consideration all the relevant legal matters concerning our position on amortization. See “Item 8, Financial Information – Legal Proceedings – Federal tax proceedings against La Paz, Morelia and Los Mochis airports”.

During 2013, several of these legal proceedings determined that our airports had applied an incorrect rate. Consequently, those airports were required to modify their tax calculations as of 2005. These modified tax calculations, however, did not have a significant effect on our results of operations. However, the legal proceeding regarding the La Paz airport is still pending, and any modification of tax calculations that may be required as a result could negatively affect our net income.

Our business could be adversely affected by other claims by certain municipalities

Certain of our airports are subject to claims by the municipality in which they operate regarding our failure to obtain certain municipal licenses. Although we do not believe that we are subject to the license requirements at issue, If the municipalities require additional licenses or make changes to the current laws and we are unable to obtain the necessary licenses or if we do not prevail in proceedings challenging these requirements, our failure to obtain these licenses could have a material adverse effect on the operations of certain of our airports and consequently on our financial condition and results of operations.

Risks Related to the Regulation of Our Business

We provide a public service regulated by the Mexican government, and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2011, 2012 and 2013, approximately 62.3%, 68.1%, and 69.2%, respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates (in 2011, 2012 and 2013, 78.9%, 76.9%, and 75.5%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services). These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our Master Development Programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is limited precedent that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot provide assurance that we will not encounter difficulties in complying with these laws, regulations and instruments. Although our maximum rates through 2014 have been set, we cannot predict what our Master Development Programs for the next five-year period from 2015 to 2019 will establish. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master Development Programs, the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For instance, on December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. On December 19, 2012, the bill was approved and sent to the Mexican Senate for review. As of the date of this report, the Senate has not voted on the bill. We cannot predict whether this amendment will be adopted or, if adopted, the impact it would have on us.

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

Historically, we have set the prices we charge for aeronautical services at each airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2011, 2012 and 2013 our revenues subject to maximum rate regulation represented 99.9%, 100.0%, and 100.0%, respectively, of the amount we were entitled to earn under the maximum rates for all of our airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones). Using the index we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2011, 2012 and 2013 was 100.4%, 101.1%, and 102.8%, respectively, of the commitment for all of our airports during that period. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If as a consequence of the annual maximum tariff fulfillment review the Ministry of Communications and Transportation determines that we are not in compliance with the committed investments, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

One factor that may significantly increase competition from other airports is the expansion of the permits of existing private airports that are currently not permitted to operate regular commercial routes. Under Mexican law, any privately held airport that has operated with a permit to give public service for at least five years automatically acquires the right to also operate regularly scheduled commercial flights and to receive a concession to operate as a public service airport. In addition, through an amendment proposed by the Ministry of Communications and Transportation and confirmed by the Presidency, an airport operating with a permit to provide public service could become an international airport. For example, the owner of a small private airport near Cabo San Lucas received a permit to offer public service in March 2008 from the Ministry of Communications and Transportation. On November 4, 2009, in response to a petition submitted to the Ministry of Communications and Transportation, this airport was authorized to operate regular commercial routes for domestic and international flights. Accordingly, this airport could eventually begin operating commercial flights, domestic or international, and compete with our Los Cabos International Airport. Until now, we have not experienced any material adverse effect on our business or results of operations from this airport, but it is possible that we may in the future.

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

In 2010 and 2011, disputes among AMP’s shareholders affected our shareholders’ meetings and trading of our shares on the Mexican Stock Exchange and the NYSE, as well as involving us in litigation. Notwithstanding those disputes, on December 1, 2011, we were advised by AMP’s shareholders that they had entered into an agreement to end their dispute and to terminate their legal proceedings. As a result, during 2012, all proceedings among AMP’s shareholders including proceedings brought against us were terminated. Additionally, we were informed that AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and AMP’s shareholders will continue developing our business. They also affirmed their intent to defend the rights granted to them by the Mexican Government. The agreement further confirms the original ownership percentage in AMP of each of its three shareholders.

Stemming from the dispute among AMP’s shareholders, on April 25, 2011, we received a formal notice from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or the “CNBV”) by which it initiated an administrative proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with the disputes among AMP’s shareholders during 2010. The formal notice was the first stage in an administrative proceeding by the CNBV to impose economic sanctions on us. On June 3, 2011, we exercised our right to appeal the CNBV’s determination and presented evidence to respond to the notification. On April 24, 2013, we were notified by the CNBV about the imposition of administrative penalties. We challenged these penalties via an administrative proceeding filed on June 27, 2013, before the Fiscal Federal and Administrative Justice Court. This lawsuit has not yet been concluded. See “Item 8, Financial Information – Legal Proceedings — Infractions of the Mexican Securities Law alleged by the CNBV”.

If any further disputes among AMP’s shareholders were to occur in the future, it is not possible to predict if they would result in deadlock at our shareholders’ meetings or distract our management, or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations.

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

Our operations could be adversely affected if the technical assistance agreement is not renewed with AMP.

As described above, AMP exercises a substantial influence over our management through the technical assistance agreement, through which AMP provides our airports with expertise in operating in the aeronautical sector and strategic planning guidance to increase aeronautical and non-aeronautical revenues, in addition to knowledge of the Mexican government and business sectors and assistance with the negotiation of our Master Development Programs. Therefore, if either we or AMP decides not to renew the technical assistance agreement, it would require time and potentially higher costs for us to replace AMP’s strategic expertise through contracts with new external advisors; apart from the possible higher costs, the need to replace AMP could have an impact on our business strategy and ongoing projects, such as the successful negotiation of tariffs, investments and other elements of our Master Development Programs for the next 5 years. As a result, our results of operations could be negatively affected. We were recently involved in a lawsuit regarding the renewal of the technical assistance agreement. For more detailed information, see “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. convokes Extraordinary Shareholders’ Meeting via irregular channels” and “Item 4, Information on the Company – History and Development of the Company – Investment by AMP”.

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

In its most recent filing on Form 13D with the SEC on April 1, 2014, Grupo México disclosed that it owned 25.4% of our total outstanding capital stock.

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

Grupo México commenced two legal proceedings, among others, seeking (i) to modify our bylaws to eliminate the foregoing limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares. The proceeding regarding AMP’s special rights is currently pending. If successful, these proceedings could affect AMP’s special rights (for additional information, see “— AMP controls our management, and AMP’s interests may differ from those of other shareholders” in this section). The proceeding regarding the modification of our bylaws is also pending. Initially, Grupo México obtained a favorable decision from a civil court in Mexico City. We appealed this decision; however, on February 25, 2013 we were notified that the decision was affirmed on appeal by the appellate court. We filed a direct amparo appeal on March 19, 2013, which will be resolved by a federal court. On April 10, 2013, we were informed that the court ordered the suspension of the civil courts’ decisions, pending the resolution of our appeal. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in the Company’s by-laws.

Although Grupo México prevailed in the lower courts in the proceeding regarding our bylaws, these decisions have been suspended while the Supreme Court proceeding continues to be pending. Consequently, until a final decision is issued, our by-laws remain valid and binding upon our shareholders, including the obligation to dispose of shares held by Grupo México above the 10% threshold specified in our by-laws. Nonetheless, we cannot predict the content and scope of any judicial decision, and a decision by the Supreme Court that is adverse to our bylaws could materially and adversely affect AMP’s special rights and our future management, policies, strategies and results of operations. See “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. and suits seeking to void certain of our bylaws”.

On November 16, 2013, an Extraordinary Shareholders Meeting was convoked by means of a judicial order issued on November 12, 2013, by the 38th Judge for Civil Matters in the Federal District, in response to a petition submitted by Grupo México. This Extraordinary Shareholders’ Meeting was to take place on December 3, 2013. The stated objective of the meeting was the possible approval of the non-renewal of the technical assistance agreement with AMP. We filed an amparo proceeding before the federal 6th Civil District Court for the First Circuit in order to halt the carrying out of the shareholders’ meeting, and a provisional suspension of the shareholders’ meeting was granted on November 27, 2013. In addition, we filed for an injunction against the meeting before the 10th Judge for Commercial Matters for the city of Guadalajara, Jalisco, from which we also received a favorable decision on November 29, 2013. Grupo México appealed this latter injunction, and they were successful in getting this injunction lifted on December 2, 2013. However, Grupo México did not appeal the November 27, 2013 injunction. Nonetheless, the extraordinary Shareholders’ Meeting did take place, in contravention of the court orders issued in respect of the amparo proceedings. On February 21, 2014, a Mexican federal final court of appeals declared the shareholders’ meeting that took place on December 3, 2013 fully null and void; as a result, all resolutions approved at this meeting were similarly declared null and void. This resolution is definitive and not appealable. See “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. convokes Extraordinary Shareholders’ Meeting via irregular channels”.

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

In accordance with a decision of a Mexican court that instructs us and our directors and officers to take all necessary legal measures to maintain and protect our bylaws, on February 15, 2012 we initiated a lawsuit against all Mexican stock market brokers seeking that the stock market brokers strictly adhere to our bylaws and to restrict the sale of our shares to Grupo México and its subsidiaries if, in violation of our bylaws, they hold, individually or in the aggregate, more than 10% of our total outstanding capital stock.

On February 29, 2012, we were informed that a court issued preliminary injunctions that constrained Mexican stock brokers to, among other things, refrain from trading our shares for an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of our bylaws. On December 14, 2012, the State of Jalisco’s Fifth Mercantile Court issued a new ruling that lifted the injunctions. We appealed that order through an indirect amparo on January 3, 2013. On October 30, 2013, a final appellate court ratified the injunctions, overturning the order issued in December 2012. See “Item 8, Financial Information – Legal Proceedings – We filed legal action against all the Mexican stock market brokers, seeking adherence to our bylaws”.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. According to the Mexican National Institute for Statistics and Geography (INEGI), GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. The Mexican economy has since rebounded, and gross domestic product increased 3.9% in 2011, 3.9% in 2012 and 1.1% in 2013, in each case compared with the previous year.

While interest rates in Mexico have remained at historical lows, Mexico has had, and in the future may have, high real and nominal interest rates. The annualized interest rates for Mexican Treasury Bills (Cetes), issued for 28-day period averaged approximately 4.3%, 4.2%, and 3.7% for 2011, 2012 and 2013, respectively. As of April 10, 2014, the Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”) issued for the 28-day period was 3.81%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2011, the peso depreciated 12.7% against the dollar as compared to the previous year. In 2012, the peso appreciated 7.1% against the dollar. In 2013, the peso depreciated 1.0% against the dollar. Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers.

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

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. For instance, the credit freeze and global recession that began in 2007 and continued into 2009 had a significant impact in Mexico. Mexico’s stock market fell 48% during that period. Similarly, the European debt crisis that began in Greece and then spread to other countries such as Italy and Spain as well as European financial institutions, affected financial markets around the world and in Mexico.

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

Federal tax legislation reforms in Mexico may have an adverse effect on our financial condition and results of operations.

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

Recently, tax reforms were enacted in Mexico that came into force on January 1, 2014. Among other changes, these reforms maintained the income tax rate on corporations of 30% despite the previously planned reduction; imposed withholding tax in respect of dividends paid to Mexican and foreign shareholders; eliminated deductions previously allowed in respect of payments between related parties or certain foreign corporations; limited the tax deductions for certain benefits paid to employees; and increased the value-added tax in certain areas of Mexico.

We have analyzed the scope and implications of the tax reform 2014 on us. In part based on our analysis, we filed an amparo in February 2014 to protect certain rights that we believe were violated by the implementation of the tax reform. Nonetheless, we cannot predict the impact that the tax reform will have, if fully implemented and applied to us, on our business, financial condition and results of operations, as a result of higher payroll taxes and higher costs due to additional compliance measures. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders; as one possible effect, our shareholders may be required to pay more taxes than they would have paid prior to the implementation of these tax reforms.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in recent years implemented various changes to the laws applicable to Mexican companies, including us. The terms of our concessions do not exempt us from any changes to Mexican laws. Changes to the Mexican constitution or to any other Mexican laws could have a material adverse impact on our results of operations.

For instance, in July 2013, the Federal Law for the Prevention and Identification of Transactions with Proceeds of Illicit Origin was enacted. Its overriding goal is to build up prevention systems as part of the government strategies to combat criminal organizations and their activities, such as money laundering, terrorism financing, carjacking, robbery and kidnapping; enhance detection of activities in which illegal proceeds are engaged; and also enforce certain restrictions regarding cash transactions. This new law imposes additional obligations and responsibilities on companies’ legal representatives, establishing significant fines and even criminal liability for those who do not comply with the law or who withhold relevant information.

In addition, the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) is responsible for establishing the official operating schedules of our airports. Outside of our airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. Currently, our airports at Guadalajara, Puerto Vallarta and Morelia have official operating schedules of 24 hours per day. The Mexican Bureau of Civil Aviation can issue a decree extending the official operating schedule of one or more of our other airports from its current schedule, which would deprive us of the ability to double our airport charges for off-hour services at airports for which such a decree has been issued. For instance, as of January 17, 2014, the Mexican Bureau of Civil Aviation expanded the operating schedule of our Aguascalientes airport from 6:00 a.m. to 8:00 p.m. to 6:00 a.m. to 12:00 a.m. There can be no assurance that upon issuance we will be successful in avoiding the consequences of such a decree.

High incidences of crime in Mexico and violence related to drug trafficking could adversely affect our business.

Travel alerts issued by the U.S. Department of State (Bureau of Consular Affairs), the most recent as of January 9, 2014 (the “Travel Warnings”), informed of the risks of traveling in Mexico due to threats to safety and security posed by transnational criminal organizations in the country and the increased violence in many towns and cities across Mexico but mostly occurring in certain cities in northern

Mexico, including Ciudad Juarez, Tijuana, Chihuahua City, Nogales, Matamoros, Reynosa and Monterrey, and in the central regions of Zacatecas, Morelia, Cuernavaca and San Luis Potosi. According to the Travel Warnings, while millions of U.S. citizens safely visit Mexico each year, some are victims of violence.

According to the Travel Warnings, a number of states along the border and south-western Mexico continue to experience high levels of many types of crimes with notable spikes in Chihuahua, Sinaloa, Guerrero, Michoacan, and northern Baja California.

Higher incidences of crime throughout Mexico and drug trafficking related violence could have an adverse effect on our business as it may decrease the international passenger traffic directed to Mexico.

Natural disasters could adversely affect our business.

From time to time, the Pacific and Central regions of Mexico experience torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. For example, in September 2013, our Puerto Vallarta and Manzanillo airports suffered the effects of Hurricane Manuel. Although the two airports experienced only minor damage, our Manzanillo airport was closed for three days, due instead to damage to the roads to and from the airport. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

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

Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. In 2013, this fee amounted to Ps. 171.5 million. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its shareholders during the term of the agreement. The agreement is scheduled to expire on August 25, 2014, the same day the participation agreement expires. The agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the Master Development Programs that we are required to submit to the Ministry of Communications and Transportation and the improvement of our airport operations. Our management believes that the lack of technical assistance provided via our agreement with AMP could adversely and significantly affect our results of operations. Currently, we are involved in a lawsuit regarding the renewal of the technical assistance agreement. For more detailed information, see “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. convokes Extraordinary Shareholders’ Meeting via irregular channels”.

Since January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$ 4.0 million adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. Consumer Price Index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with Mexican Financial Reporting Standards, or MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

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

In December 2009, the Ministry of Communications and Transportation approved our Master Development Programs for each of our airports for the 2010 to 2014 period. This 5-year program took effect on January 1, 2010 and will be in effect through December 31, 2014. We anticipate negotiating our Master Development Programs for the 2015 to 2019 period during the second and third quarter of 2014.

The table below sets forth our historical capital expenditures. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2011, 2012 and 2013, the total of our investments allocated but unpaid were Ps. 276.4 million, Ps. 163.6 million and Ps. 135.4 million, respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2011		2012		2013
	(thousands of pesos)
Guadalajara	Ps.	223,636	Ps.	198,807	Ps.	299,678
Tijuana		224,802		81,751		65,353
Los Cabos		356,923		384,284		81,399
Puerto Vallarta		247,673		147,428		41,153
Hermosillo		48,033		31,638		5,625
Guanajuato		58,371		37,834		24,607
La Paz		17,420		14,820		47,088
Mexicali		11,797		9,980		11,978
Aguascalientes		8,922		766		12,509
Morelia		24,301		13,551		11,873
Los Mochis		13,759		27,208		33,327
Manzanillo		10,267		18,957		44,584
Other		9,132		11,990		7,096

Total	Ps.	1,255,036	Ps.	979,014	Ps.	686,270

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2011		2012		2013
	(thousands of pesos)
Terminals	Ps.	501,982	Ps.	549,287	Ps.	302,113
Runways and aprons		372,888		86,856		261,064
Machinery and equipment		346,846		296,626		99,765
Other		33,320		46,245		23,328

Total	Ps.	1,255,036	Ps.	979,014	Ps.	686,270

During 2011, 2012 and 2013, 38.1%, 19.7%, and 17.3%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans. We expect to continue funding the most significant portion of our capital expenditures in the future with new bank loans; however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

During 2011, 2012 and 2013, we paid Ps. 147.3 million, Ps. 34.1 million, and Ps. 15.9 million, respectively, for the baggage screening equipment using funds placed in a trust for this purpose in 2009. For more information on equipment screening, see “Item 4, Business Overview – Regulatory Framework – Scope of Concession”.

Our capital expenditures from 2011, 2012 and 2013 were allocated to the following types of investments at the majority of our airports:

•	Terminals. During 2013, we completed and put into operation the expansion of the landing area of the Morelia, Guanajuato and La Paz Airports. In the Los Cabos Airport, we expanded the departure areas, as traffic growth and commercial expansion exceeded expectations and capacity of the terminal opened in 2012. In the Guadalajara Airport, we began expanding the international departures areas, where new boarding gates will be opened and customs and the immigration areas will be expanded. We also began adapting the Tijuana terminal for the international cross border bridge.

•	Runways and aprons. We have completed the renovation of the runways at our Los Mochis and Manzanillo Airports, and we initiated a process of expansion of the aircraft parking platforms in our Guadalajara, Hermosillo and Los Cabos Airports. In the case of Guadalajara, the construction will be finished in 2014. With this improvement, we will create 20 new aircraft parking positions that can be used to house the new fleet that those airlines that operate at our Guadalajara Airport will be putting into service.

•	Machinery and equipment. We invested in machinery and equipment such as fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, passenger walkways, air conditioning equipment, equipment for inspecting checked baggage and public information systems.

•	Other. We installed sewage treatment plants and systems at several of our airports, improved our drainage systems, and installed underground electric wiring systems at several of our airports.

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

Estimated Committed Investments by Airport (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Guadalajara	Ps.	102,144	Ps.	197,050	Ps.	138,683	Ps.	210,340	Ps.	171,416
Tijuana		96,721		167,515		27,304		8,300		3,432
Los Cabos		151,232		342,352		192,200		38,010		30,800
Puerto Vallarta		113,328		186,583		92,500		24,200		21,800
Hermosillo		18,173		24,675		12,900		2,032		13,300
Guanajuato		13,311		35,464		37,687		6,495		3,000
La Paz		2,200		2,800		8,500		41,290		2,750
Mexicali		7,700		6,900		7,295		10,684		1,680
Aguascalientes		6,329		4,846		1,450		7,144		550
Morelia		14,106		10,270		13,468		2,758		634
Los Mochis		13,400		8,300		19,300		24,910		2,700
Manzanillo		15,260		2,701		10,930		35,186		1,669

Total	Ps.	553,904	Ps.	989,456	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation. Because the amounts are expressed in constant pesos as of December 31, 2007, the figures for investments periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment since the date of the Ministry’s approval of the Master Development Program then in effect.

The following tables set forth our estimated committed investments for 2010 through 2014 by type of investment:

Estimated Committed Investments by Type (2010-2014)

	Year ended December 31,
	2010		2011		2012		2013		2014
	(thousands of pesos)(1)
Terminals	Ps.	98,518	Ps.	453,053	Ps.	285,725	Ps.	164,669	Ps.	101,914
Runways and aprons		241,492		328,073		140,743		144,501		105,523
Machinery and equipment		117,655		83,700		62,630		38,902		33,225
Other		96,239		124,630		73,119		63,277		13,069

Total	Ps.	553,904	Ps.	989,456	Ps.	562,217	Ps.	411,349	Ps.	253,731

(1)	Figures expressed in constant pesos as of December 31, 2007. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation. Because the amounts are expressed in constant pesos as of December 31, 2007, the figures for investments periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index, construction sector, materials, equipment rental and fees segment since the date of the Ministry’s approval of the Master Development Program then in effect.

Differences between estimated committed investments and historical capital expenditures for 2011, 2012 and 2013 are due primarily to: (i) the capital expenditures made but unpaid during the prior year less the investments made but unpaid during the current year, (ii) adjustments for inflation (as described above), (iii) advancing and delaying certain committed investments that were approved by the Mexican Bureau of Civil Aviation in response to needs related to the G20 meeting held in Los Cabos and iv) investments in the installation of new baggage screening equipment.

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

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate 12 airports, which serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations (Puerto Vallarta, Los Cabos, La Paz and Manzanillo), and a number of mid-sized cities (Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis). Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 28.2 million according to the INEGI as of 2010. All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

All revenue amounts in this “Business Overview” section for 2011, 2012 and 2013 include revenues from improvements to concession assets; however, in some cases we include discussion surrounding only aeronautical and non-aeronautical revenues or the sum of both. See the introduction to Item 3, “Selected Financial Data,” for a discussion of the reasons for using aeronautical and non-aeronautical revenues for certain comparisons. We specifically state when either aeronautical or non-aeronautical revenues are being used. Because aeronautical and non-aeronautical revenues are derived from our business operations, we believe these figures may in some cases be more useful to you because those revenues stem from the key drivers of our business, passenger traffic and our maximum rates.

Our airports handled approximately 20.2 million, 21.3 million and 23.2 million terminal passengers in 2011, 2012 and 2013, respectively, which we believe places us among the largest private airport operators in the Americas. As of December 31, 2013, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Airport and Auxiliary Services Agency. According to figures of the Mexican Airport and Auxiliary Services Agency, our commercial aviation passenger traffic accounted for approximately 25.1%, 24.5% and 24.7% of all arriving and departing commercial aviation passengers in Mexico in 2011, 2012 and 2013, respectively. In 2013, we recorded total revenues of Ps. 5.22 billion, of which Ps. 4.78 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps. 440 million corresponds to the improvements to concession assets, and we recorded net income of Ps. 2.25 billion.

Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2013, ranked as the second busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2013, according to the Mexican Bureau of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and sixth among the busiest domestic routes in Mexico in 2013, according to the Mexican Bureau of Civil Aviation.

Mexico and the United States are party to a bilateral aviation agreement, which was last amended on December 12, 2005 (the amendment was published in the Mexican Federal Gazette Diario Oficial de la Federación on July 18, 2006). This amendment increased, from two each to three each, the number of Mexican and U.S. carriers eligible to operate routes between fourteen cities in Mexico and any U.S. city. The amendment had immediate effect for twelve specified cities in Mexico, including the following cities in which we operate: Manzanillo, Puerto Vallarta and San Jose del Cabo (the site of our Los Cabos International Airport). The amendment took effect with respect to the cities of Monterrey and Guadalajara on October 27, 2007. We believe that our business has benefited from and will continue to benefit from the amendment to the bilateral aviation agreement.

Principal Mexican Airports by Passenger Traffic

Airport	2013 Commercial Aviation Passengers(1) (in thousands)
Mexico City	31,532.3
Cancun	15,983.1
Guadalajara*	8,148.5
Monterrey	6,417.8
Tijuana*	4,269.5
Los Cabos*	3,387.7
Puerto Vallarta*	2,671.2
Hermosillo*	1,329.9
Merida	1,323.5
Culiacan	1,252.2

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Source: Mexican Airport and Auxiliary Services Agency and company data.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2013, our Guadalajara International Airport and our Tijuana International Airport were Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2011, 2012 and 2013, our Guadalajara International Airport and Tijuana International Airport together represented approximately 53.0%, 52.6% and 53.6%, respectively, of our terminal passenger traffic and 46.7%, 47.4% and 50.3% of our total revenues, respectively (in 2011, 2012 and 2013, they represented 50.2%, 49.4% and 49.7%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Four of our airports, Los Cabos International Airport, Puerto Vallarta International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s third largest international tourist destination and Los Cabos the second in terms of visitors in 2013, according to the Mexican National Institute of Migration (Instituto Nacional de Migración, or “INM”). Los Cabos and Puerto Vallarta attracted approximately 3.4 million and 2.7 million terminal passengers, respectively, in 2013. In 2011, 2012 and 2013, our Los Cabos International Airport and Puerto Vallarta International Airport together represented 26.4%, for each of 2011 and 2012, and 26.1%, for 2013, of our terminal passengers and 36.8%, 34.1% and 30.7%, respectively, of our total revenues (in 2011, 2012 and 2013, they represented 31.8%, 32.5% and 32.7%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 23.7 million international tourists in 2013, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

The remaining six airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2013, our six airports serving mid-sized cities accounted for approximately 16.8% of our terminal passenger traffic and 14.5% of our total revenues (14.5% of the sum of our aeronautical and non-aeronautical revenues). In 2011 and 2012, our six airports serving mid-sized cities accounted for approximately 17.1% and 17.6% of our terminal passenger traffic and 13.8% and 15.4% of our total revenues, respectively (14.8% and 17.4% of the sum of our aeronautical and non-aeronautical revenues). Of these six airports, Hermosillo has the greatest passenger traffic volume. In 2013, Hermosillo accounted for approximately 5.7% of our terminal passenger traffic and 4.1% of our total revenues (4.5% of the sum of aeronautical and non-aeronautical revenues). In 2011 and 2012, Hermosillo accounted for approximately 5.9% and 6.1% of our terminal passenger traffic and 4.2% and 4.3% of our total revenues, respectively (4.5% and 4.6% of the sum of aeronautical and non-aeronautical revenues).

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2011, 2012 and 2013 aeronautical services revenues represented approximately 62.3%, 68.1% and 69.2%, respectively, of our total revenues (in 2011, 2012 and 2013, aeronautical services represented 78.9%, 76.9% and 75.5%, respectively, of the sum of aeronautical and non-aeronautical revenues). All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

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

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. By November 2009 we had reached agreements with all of our airline customers. Under the new agreements, airlines requesting payment period extensions are obligated to: (i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days (depending on each airline) after the “operational average date” (no longer than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport by airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than 7 days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2011, 2012 and 2013, under the new agreement we received payments within an average period of 65, 57 and 59 days, respectively.

In February 2010, we signed an agreement with the Mexican Air Transportation Chamber that allowed a 10.1% increase in the passenger charges rate for 2010 and an increase in the rest of our specific tariffs equal to the average increases of the Mexican Consumer Price Index and the Mexican Producer Price Index excluding petroleum published by the Mexican National Institute for Statistics and Geography (INEGI) for 2010. In March 2012, we signed a new agreement for the 2012–2014 period, which maintained essentially these same terms and conditions as contained in the previous contract. During April 2013, we published our rate for passenger charges and specific tariffs for 2013, which increased by an average of 2.25% as compared to 5.5% for 2012.

On December 30, 2009, the new maximum tariffs for our airports for the 2010-2014 five-year period were published in the Official Gazette of the Federation (Diario Oficial de la Federación). The combined maximum tariffs are expressed in workload units for each airport and were determined based on: (i) projected workload units (whereby each workload unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes), (ii) the capital investments and (iii) the operating expenses included in the Master Development Program authorized for the 2010-2014 period. The maximum tariffs for the 2010-2014 period (as published in December 2009) are expressed in pesos as of December 31, 2007 and are adjusted by the level of inflation according to the Producer Price Index excluding petroleum and by the efficiency factor at the end of any given year within the 2010-2014 period. Since the inflation for each applicable year as measured in terms of the variation of the Producer Price Index excluding petroleum is not known at the beginning of the application of the maximum tariffs negotiated with the DGAC, the adjustment for inflation is not included in the maximum rates as set at the beginning of each five-year period.

Although the Ministry of Communications and Transportation may in some cases authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

International passenger charges are currently dollar-denominated, but are invoiced and collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2011, 2012 and 2013, passenger charges represented approximately 83.1% (domestic passenger charges represented 45.7% and international passenger charges represented 37.4%), 83.9% (domestic passenger charges represented 45.8% and international passenger charges represented 38.1%) and 85.0% (domestic passenger charges represented 47.2% and international passenger charges represented 37.8%), respectively, of our aeronautical services revenues and approximately 51.8% (domestic passenger charges represented 28.5% and international passenger charges represented 23.3%), 57.1% (domestic passenger charges represented 31.2% and international passenger charges represented 25.9%) and 58.8% (domestic passenger charges represented 32.6% and international passenger charges represented 26.2%), respectively, of our total revenues. In 2011, 2012 and 2013, passenger charges represented 65.5% (domestic passenger charges represented 36.0% and international passenger charges represented 29.5%) , 64.5% (domestic passenger charges represented 35.2% and international passenger charges represented 29.3%) and 64.2% (domestic passenger charges represented

35.6% and international passenger charges represented 28.6%), respectively, of the sum of aeronautical and non-aeronautical revenues. Passenger charges vary at each of our airports and depending on whether the destination is national or international. Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2011, 2012 and 2013, aircraft landing charges represented approximately 5.1%, 5.1% and 4.9%, respectively, of our aeronautical revenues and 3.2%, 3.5% and 3.4%, respectively, of our total revenues (in 2011, 2012 and 2013, aircraft landing charges represented 4.0%, 3.9% and 3.7%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Aircraft Parking Charges

We collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We collect aircraft parking charges for aircraft that are loading and unloading passengers or cargo as well as for long-term aircraft parking that does not involve the loading or unloading of passengers or cargo. Aircraft parking charges that involve loading and unloading passengers or cargo vary based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client, while charges for long-term parking vary based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons. During 2011, 2012 and 2013 these charges represented 4.7%, 4.6% and 4.4%, respectively, of our aeronautical revenues and 2.9%, 3.1% and 3.1%, respectively, of our total revenues (in 2011, 2012 and 2013, aircraft parking charges represented 3.7%, 3.5% and 3.3%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Charges for use of passenger walkways are based on each unit or service rendered, which are limited to a period of 30 minutes each, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles are determined based on the number of trips taken between the terminal and the aircraft. Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Guanajuato international airports. During 2011 and 2012 these charges represented approximately 0.8%, 0.7%, respectively, of our aeronautical services revenues and approximately 0.5%, and 0.5%, respectively, of our total revenues (in 2011 and 2012, charges for the use of passenger walkways represented 0.6% and 0.5%, respectively, of the sum of aeronautical and non-aeronautical revenues). Beginning in November 2012, operation of our passenger walkways and our airbuses, which had previously been provided by us, began being provided by an independent third party. This third party also maintains the relationships with the airlines for their use of this equipment. Therefore, we no longer receive revenues for this service; instead, as of November 2012, we receive only revenues associated with the energy use of the walkways and a per-unit fee for the use of the walkways. In 2013, the first full year in which we received this recovery of costs revenue, it was equal to Ps. 2.8 million or 0.1% of our total revenues (0.1% of the sum of our aeronautical and non-aeronautical revenues).

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly. In 2011, 2012 and 2013, these charges represented approximately 1.3%, 1.3% and 1.4%, respectively, of our aeronautical services revenues and approximately 0.8%, 0.9% and 0.9%, respectively, of our total revenues (in 2011, 2012 and 2013, security charges represented 1.0%, 1.0% and 1.0%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Complementary Services

At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2011, 2012 and 2013, revenues from complementary service fees represented approximately 1.7%, 1.6% and 1.6%, respectively, of our aeronautical revenues services, and approximately 1.1%, 1.1% and 1.1%, respectively, of our total revenues (in 2011, 2012 and 2013, revenues from complementary service fees represented 1.4%, 1.2% and 1.2%, respectively, of the sum of aeronautical and non-aeronautical revenues).

We currently maintain contracts with 32 companies that provide the majority of these complementary services at our 12 airports.

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

Leasing of Space to Airlines

In addition, we receive regulated revenues from leasing to airlines space in our airports that is necessary for their operations, such as ticket counters, monitors and back offices. In 2011, 2012 and 2013, leasing of space to airlines represented approximately 3.3%, 2.9% and 1.9%, respectively, of our aeronautical revenues services, and approximately 2.0%, 2.0% and 1.3%, respectively, of our total revenues (in 2011, 2012 and 2013, revenues from leasing of space to airlines represented 2.6%, 2.2% and 1.4%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Cargo Handling

In 2013, our 12 airports handled approximately 166.9 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 78.1% of the cargo handled by our 12 airports in 2013, compared to 79.8% and 78.9% of the cargo handled by our 12 airports in 2011 and 2012, respectively. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

Non-aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services has increased in recent years from approximately 21.1% in 2011 to approximately 23.1% in 2012, and approximately 24.5% in 2013. We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside our terminals and develop new commercial strategies. We are also focusing on developing commercial spaces outside of our terminal buildings and will continue the expansion of businesses operated directly by us, such as advertising, VIP lounges and convenience stores in our airports. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

We currently have the following types of commercial activities in each of our airports:

•	Leasing of space— Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities such as first class/VIP lounges are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. Examples of these first class/VIP lounges as operated by third parties include Banamex Salón Beyond, American Express and Aeroméxico’s Club Premier in the Guadalajara Airport, in addition to Aeromar’s Club Diamante in the Aguascalientes and Manzanillo Airports.

•	Retail stores— In recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. We will continue developing more specialized retail space in order to attract more customers.

•	Food and beverage services— In recent years we have completed “clean up” projects with respect to our restaurant and bar leases, allowing us to introduce several providers with more brand recognition likely to increase consumer traffic in our commercial areas.

•	Car rentals— We have recently remodeled the areas used by car rental agencies to which we lease space at our airports and have sought to bring in a greater percentage of internationally known name-brand car rental providers.

•	Time-share marketing and sales— We receive revenues from time-share developers to which we rent space in our airports for the purpose of marketing and sales of time-share units.

•	Duty-free stores— We currently have duty-free stores at four of our 12 airports. These stores are most lucrative at our Los Cabos, Puerto Vallarta and Guadalajara airports, where we have a greater number of international passengers. In June 2009, a 10-year lease for a fixed-rent duty-free store at Terminal 2 in Los Cabos ended. This allowed us to renegotiate the contract and obtain a royalty-fee contract. All of the duty-free stores located in our airports are now on leases under which rent is based on a royalty fee. In November 2012, we secured our most lucrative contract thus far, in relation to Terminal 2 of the Los Cabos airport, as a result of an international bidding process. In the last quarter of 2012, we also renegotiated the duty-free contract for the Puerto Vallarta airport and obtained a better royalty-fee contract.

•	Communications— We have consolidated all of the telephone and internet service at our airports with one provider. All of our airports offer wireless internet service. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers.

•	Financial services— In recent years we have expanded and modernized the spaces we lease to financial services providers such as currency exchange bureaus and have additionally improved our contracts with several of the financial services providers at our airports to reflect a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•	Ground transportation— Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

Businesses operated directly:

•	Parking facilities— We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at the Guadalajara International Airport and Tijuana International Airport, which together represented 76.6% of our total revenues from car parking services in 2013, and represented 48.2% of our non-aeronautical revenues from those airports. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that at some airports, there are no competing alternatives for such parking.

•	Advertising — Since May 2011, we have been directly operating the advertising at all of our airports. Due to this new strategy, our revenues from advertising increased 62% from 2011 to 2013. We estimate that this income will continue to increase because most advertisers have preferred to rent spaces directly in the airport and the new strategies focus on the optimization of the existing advertising areas.

•	VIP Lounges — We opened our first directly operated VIP lounges in Terminal 1 during the last quarter of 2011, and in Terminal 2 of the Los Cabos airport in 2012. During 2012, we began operations of similar lounges at the Guadalajara, Puerto Vallarta and Hermosillo airports, and in 2013 we opened another lounge in the Tijuana airport. We estimate that in the second half of 2014, we will begin operation of Guadalajara’s new VIP lounge located in Domestic Departures and will also increase by 53% the capacity of the current Guadalajara International Departures VIP lounge.

•	Convenience stores — Whereas our conveniences stores were previously managed by third parties, in April 2012, we began our own operation of a convenience store at the Aguascalientes airport, in which we sell magazines, soft drinks, candy and groceries, among other items, directly to our passengers; subsequently, during the last quarter of 2012, we opened another two stores in Terminal 2 of the Los Cabos airport, one in the departures area and one in the check-in counters area. Due to strong performance at the Aguascalientes airport, we opened a second store in the departures area in October 2013. During 2014, we expect to open another ten convenience stores in the Los Cabos, Puerto Vallarta, Guanajuato, Hermosillo and La Paz airports.

Domestic passengers represented approximately 66.3% of our terminal passenger traffic in 2013. In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States. Based on surveys and studies to understand the consumption habits of our passengers completed during 2012 and 2013 at the Guadalajara International Airport, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers. However, in order to increase the consumer spending of this demographic, we have been increasing the brand recognition of commercial spaces and the products they offer; which according to the surveys and studies we believe is likely to contribute to increased consumption among our domestic passengers and our Mexican international passengers. In part as a result of the implementation of these strategies, consumer spending per passenger in our airports increased by 12.9% for 2013, as compared with 2012.

Recovery of Costs from Checked Baggage Screening

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment signals the potential presence of prohibited items. During 2011, we completed the installation of new screening equipment at all 12 of our airports. The operation of this equipment is the responsibility of our airline customers under the Mexican Airport Law. Because the Mexican Airport Law expressly provides that airlines bear the responsibility for checked baggage screening, if an airline wants us to operate the baggage screening system for them, they must enter into a contract with us that allows us to recover the cost of operating the equipment. However, because of uncertainty over the policy letter’s implementation, the new screening process had been initially delayed. Although, as stated, the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. Since the issuance of the policy letter, the Mexican Bureau of Civil Aviation has been expected to issue implementing regulations. On November 23, 2012, the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil, or “DGAC”) published a recommendation, titled a “Circular Obligatoria,” on the Ministry of Communications and Transportation website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties by clarifying certain issues regarding the allocation of responsibility that had been raised. These recommendations are not binding and would have no legal effect unless incorporated into a valid contract.

We currently have agreements to operate baggage screening systems with the following airlines: Magnicharters, Westjet, Airtransat, Sunwing, Jazz, Delta, AirTran, Alaska, Virgin, Frontier, American Airlines, Sun Country, U.S. Airways, United Airlines, Spirit, Aerocalafia, Aeroméxico, Interjet and Volaris. Under these agreements, these airlines agree to hold harmless and indemnify us against certain types of liability that might arise in connection with the operation of the baggage screening system, in accordance with the provisions of the Mexican Airport Law. At the end of 2013, 92.8% of the passengers travelling through our airports were using the checked baggage system. We expect to sign agreements with our remaining airline customers during 2014 on substantially the same terms and conditions as those already signed.

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

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do, at a range of approximately 30% to 40%. In 2013, revenues from non-aeronautical services in our airports accounted for 23.1% of our total revenues. Revenues from non-aeronautical services in our airports represent 24.4% of the sum of aeronautical and non-aeronautical revenues of our airports. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities in our airports by:

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

On October, 2013, we added 576 square meters of commercial areas to Terminal 2 at the Los Cabos airport. This new commercial space began operations on December 12, 2013.

Finally, in the last quarter of 2012, we renegotiated the duty-free contract at our Puerto Vallarta airport; this allowed us to redesign the store. In the last quarter of 2013, we built a passenger walkway through the duty-free store, leading passengers through the store on their way to the boarding gates.

• Renegotiating agreements with terminal tenants to be more consistent with market practices.

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 97% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 98.5% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

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

As of today, the only material commercial activity at our airports that remains subject to a third-party lease under which we receive only nominal revenue is the hotel at Guadalajara International Airport. A third party, Coco Club Hoteles y Morandas de México, S.A. de C.V. (“Coco Club”), was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the hotel at our Guadalajara International Airport. Subject to the satisfaction of certain conditions, and only if those specific conditions were satisfied, Coco Club had the right to renew the contract and continue operating the hotel for another 15-year period starting in March 2008 at below-market rents. Because we did not believe that Coco Club satisfied all such conditions, we did not renew the lease in 2008. However, Coco Club maintained possession of the hotel. As a consequence, in April 2008 we initiated legal proceedings against Coco Club to regain possession of the hotel due to Coco Club’s failure to satisfy all conditions in the prior lease agreement. On October 31, 2011, we received a favorable decision ordering the return of the hotel. The decision was appealed by Coco Club on December 14, 2011. On October 19, 2012, the court ordered the eviction of Coco Club and instructed the airport to take possession of the hotel. During 2013, there were no developments in the process; thus, in 2014 we anticipate that we will initiate further legal actions in order to enforce the court-order and repossess the hotel.

In the last quarter of 2013, the lease agreements of seven convenience stores at the Hermosillo, Puerto Vallarta, Los Cabos and Guanajuato airports expired. Upon the expiration of the leases, we successfully took possession of the space from these tenants, after which we either managed the businesses directly or repurposed the space in the context of further terminal expansion.

Marketing Activities

We focus our marketing activities, with respect to aeronautical services, on participation in business conferences organized by the International Air Transport Association (“IATA”), among others, including the annual “Schedules” and “Commercial Strategy” conferences. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. To lease properties and obtain related non-aeronautical services revenues, we principally rely on advertising through traditional local distribution channels, including newspapers.

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

Our Airports

In 2013, our airports served a total of approximately 23.2 million terminal passengers. In 2013, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 53.6% of our total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main airports serving popular tourist destinations, together accounted for approximately 26.1% of our total terminal passenger traffic in 2013. Hermosillo International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.7% of our total terminal passenger traffic in 2013.

All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the airports for the years indicated.

Sum of aeronautical and non-aeronautical revenues by airport

	Year ended December 31,
	2011		2012		2013
	(thousands of Pesos)
Guadalajara	Ps.	1,428,342	Ps.	1,561,107	Ps.	1,696,508
Tijuana		529,248		599,831		682,722
Los Cabos		676,490		811,929		939,553
Puerto Vallarta		566,114		611,314		626,929
Hermosillo		175,954		200,522		213,970
Guanajuato		166,998		191,755		203,818
La Paz		95,326		100,947		109,652
Mexicali		75,523		82,652		77,832
Aguascalientes		56,255		70,311		81,421
Morelia		71,703		82,178		84,948
Los Mochis		32,025		29,952		32,181
Manzanillo		28,529		31,936		37,574

Total	Ps.	3,902,507	Ps.	4,374,434	Ps.	4,787,108

The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

Year Ended December 31,

	2011			2012			2013
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total Passengers:
Guadalajara	7,201,669	48,926	7,250,595	7,436,352	38,952	7,475,304	8,148,485	30,195	8,178,680
Tijuana	3,500,767	42,218	3,542,985	3,759,773	55,658	3,815,431	4,269,524	54,855	4,324,379
Los Cabos	2,806,977	15,204	2,822,181	3,018,516	1,379	3,019,895	3,387,705	656	3,388,361
Puerto Vallarta	2,535,876	10,181	2,546,057	2,597,685	5,556	2,603,241	2,671,235	5,160	2,676,395
Hermosillo	1,200,922	67,368	1,268,290	1,288,735	65,352	1,354,087	1,329,859	48,364	1,378,223
Guanajuato	854,215	3,840	858,055	950,319	6,914	957,233	998,140	11,993	1,010,133
La Paz	546,474	1,261	547,735	553,130	2,246	555,376	600,383	1,152	601,535
Mexicali	493,047	7,541	500,588	521,855	3,353	525,208	496,052	4,867	500,919
Aguascalientes	328,490	737	329,227	400,094	216	400,310	456,686	304	456,990
Morelia	376,171	2,063	378,234	409,256	2,118	411,374	425,213	2,931	428,144
Los Mochis	205,800	17,466	223,266	183,518	15,918	199,436	196,805	15,412	212,217
Manzanillo	157,168	6,233	163,401	168,045	3,540	171,585	193,297	3,051	196,348

Total	20,207,576	223,038	20,430,614	21,287,278	201,202	21,488,480	23,173,384	178,940	23,352,324

	2011			2012			2013
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Departing Passengers:
Guadalajara	2,339,153	1,285,806	3,624,959	2,478,647	1,275,558	3,754,205	2,745,922	1,367,518	4,113,440
Tijuana	1,689,793	16,470	1,706,263	1,813,459	16,583	1,830,042	2,049,999	18,412	2,068,411
Los Cabos	391,053	1,015,916	1,406,969	439,469	1,074,424	1,513,893	449,707	1,249,665	1,699,372
Puerto Vallarta	345,445	926,796	1,272,241	385,817	917,409	1,303,226	413,815	928,459	1,342,274
Hermosillo	545,650	41,351	587,001	584,765	44,816	629,581	607,639	46,543	654,182
Guanajuato	220,009	204,231	424,240	257,028	215,743	472,771	291,360	206,531	497,891
La Paz	264,118	15,026	279,144	266,158	15,840	281,998	295,464	10,611	306,075
Mexicali	233,496	2,018	235,514	247,554	2,530	250,084	236,012	2,382	238,394
Aguascalientes	112,007	53,623	165,630	128,797	72,157	200,954	154,968	75,058	230,026
Morelia	112,103	75,221	187,324	104,690	99,855	204,545	114,516	99,553	214,069
Los Mochis	100,522	4,322	104,844	88,029	3,981	92,010	94,612	4,498	99,110
Manzanillo	36,866	41,891	78,757	42,552	41,271	83,823	55,240	40,945	96,185

Total	6,390,215	3,682,671	10,072,886	6,836,965	3,780,167	10,617,132	7,509,254	4,050,175	11,559,429

	2011			2012			2013
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Arriving Passengers:
Guadalajara	2,376,723	1,199,987	3,576,710	2,511,683	1,170,464	3,682,147	2,796,408	1,238,637	4,035,045
Tijuana	1,786,576	7,928	1,794,504	1,924,659	5,072	1,929,731	2,196,202	4,911	2,201,113
Los Cabos	402,040	997,968	1,400,008	446,180	1,058,443	1,504,623	462,187	1,226,146	1,688,333
Puerto Vallarta	369,677	893,958	1,263,635	413,698	880,761	1,294,459	446,531	882,430	1,328,961
Hermosillo	583,063	30,858	613,921	626,754	32,400	659,154	642,132	33,545	675,677
Guanajuato	254,113	175,862	429,975	294,665	182,883	477,548	327,430	172,819	500,249
La Paz	254,387	12,943	267,330	260,040	11,092	271,132	288,960	5,348	294,308
Mexicali	256,684	849	257,533	270,886	885	271,771	256,729	929	257,658
Aguascalientes	121,391	41,469	162,860	138,763	60,377	199,140	165,846	60,814	226,660
Morelia	117,950	70,897	188,847	113,392	91,319	204,711	119,197	91,947	211,144
Los Mochis	100,515	441	100,956	91,085	423	91,508	97,218	477	97,695
Manzanillo	42,060	36,351	78,411	45,965	38,257	84,222	62,204	34,908	97,112

Total	6,665,179	3,469,511	10,134,690	7,137,770	3,532,376	10,670,146	7,861,044	3,752,911	11,613,955

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2013.

Capacity by Airport (2013)

Airport	Peak air traffic movements per hour(1)	Runway capacity(2)
Guadalajara	38	39
Tijuana	16	31
Los Cabos	26	37
Puerto Vallarta	27	29
Hermosillo	20	29
Guanajuato	11	13
La Paz	9	18
Mexicali	7	19
Aguascalientes	8	16
Morelia	8	11
Los Mochis	8	12
Manzanillo	6	11

(1)	Includes Commercial and General Aviation Operations (demand).
(2)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our airports for the years indicated.

Air Traffic Movements by Airport(1)

	For the year ended December 31,
	2011	2012	2013
Guadalajara	129,979	127,012	132,338
Tijuana	42,393	42,963	48,335
Los Cabos	34,288	36,523	38,261
Puerto Vallarta	39,689	39,056	39,811
Hermosillo	44,005	46,954	46,654
Guanajuato	24,920	25,598	25,658
La Paz	18,957	17,175	16,736
Mexicali	11,573	10,312	9,804
Aguascalientes	12,965	14,729	14,703
Morelia	14,906	13,747	12,773
Los Mochis	14,402	13,596	11,849
Manzanillo	7,341	7,254	7,042

Total	395,418	394,919	403,964

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movement by Airport (1)

	Year ended December 31,
	2011	2012	2013
Guadalajara	55.78	58.86	61.80
Tijuana	83.57	88.81	89.47
Los Cabos	82.31	82.68	88.56
Puerto Vallarta	64.15	66.65	67.23
Hermosillo	28.82	28.84	29.54
Guanajuato	34.43	37.39	39.37
La Paz	28.89	32.34	35.94
Mexicali	43.25	50.93	51.09
Aguascalientes	25.39	27.18	31.08
Morelia	25.37	29.92	33.52
Los Mochis	15.50	14.67	17.91
Manzanillo	22.26	23.65	27.88

Average of all airports	51.67	54.41	57.81

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category (1)

	Year ended December 31,
	2011	2012	2013
Commercial Aviation	281,710	284,283	295,154
Charter Aviation	15,887	16,453	16,896
General Aviation and other	97,821	94,183	91,914

Total	395,418	394,919	403,964

(1)	Includes departures and landings for all 12 airports.

Guadalajara International Airport

Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, the Guadalajara International Airport was the third busiest in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2013, the Guadalajara International Airport accounted for approximately 35.2% of our terminal passenger traffic.

In 2013, a total of 8.1 million terminal passengers were served by Guadalajara International Airport. Of the terminal passengers in 2013, 68.0% were domestic passengers and 32.0% were international passengers. Of the airport’s international passengers, we estimate that a significant portion are Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of 11 airlines operate at the airport; the principal ones being Volaris, Aeroméxico Group and Interjet. The main non-Mexican airlines operating at the airport are United Airlines, Alaska Airlines, Delta Airlines, US Airways, and American Airlines. Airlines operating at the airport reach 43 destinations. Of these destinations Mexico City, Tijuana and Los Angeles are the most popular.

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

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and a full parallel taxiway and the other with a length of 1,770 meters, with a threshold displacement of 300 meters at the runway, which permits a landing distance of 1,470 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (ILS) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 64,500 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 1,825 square meters. The main commercial terminal has 22 gates (four of which are in our regional Terminal 2) and 36 remote boarding positions. Of the 22 gates, eight serve international flights and 14 serve domestic flights. Of the international gates, three have air bridges, and of the domestic gates, five have air bridges. Additionally there are eight remote positions used for the regional flights commonly used by Aeroméxico Connect and VivaAerobus.

As part of our business strategy, during 2010 we began changing the profile and category of service of almost all of the stores to ones with greater brand recognition. We completed this process during the second quarter of 2012. The airport has an onsite hotel operated by a third party from which we derive no revenues, but we are in the process of recovering the hotel from the third party through legal actions.

We have continued to take significant steps to modernize and expand the Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. In addition, between 2010 and 2011 we completed the expansion of the international baggage claim area, we expanded the access point areas for departing passengers, and we upgraded the departures hall. Also, during 2011, we completed the new food court, which adds another 250 square meters for food and beverage sales. We also remodeled an additional 100 square meters for specialty retail stores. During 2013, the number of departure gates for domestic flights was increased, and work began on the aircraft parking area in order to add 20 new aircraft remote parking positions. In addition, the international arrivals area is also being expanded, and two new aircraft parking gates will be added to this area. This expansion includes the enlargement of the customs and immigration facilities, as well as the departures lounge and commercial areas.

Tijuana International Airport

Tijuana International Airport is our second most important airport in terms of passenger traffic and air traffic movements, and the third in contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013, it accounted for approximately 18.4% of our terminal passenger traffic.

In 2013, Tijuana International Airport served a total of 4.3 million terminal passengers. Approximately 99.5% of those terminal passengers were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

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

A total of five airlines operate at the airport; the principal ones are Volaris and Aeroméxico Group. Airlines operating at this airport provide service to 37 destinations. Of these destinations Mexico City, Guadalajara, and Culiacan are the most popular. In addition, Aeroméxico flies twice weekly from Tijuana to Tokyo and Shanghai.

Tijuana International Airport currently operates 17 hours daily between the hours of 7:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for other aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,960 meters and a full parallel taxiway. The runway capacity at this airport is 31 air traffic movements per hour. The airport also has an Instrument Landing System (ILS) that assists pilots in poor weather. It has 19 gates serving both domestic and international travelers and six remote boarding positions. Of the 19 gates, ten have air bridges.

Construction of an international bridge will take place during 2014; this bridge will allow passengers to cross directly to the United States by crossing the highway between the airport and the international border. The use of this facility will be limited to passengers traveling through the airport. The new bridge will allow for a significant reduction in border-crossing times for travelers going to the United States and vice-versa. The bridge is expected to become operational during the first quarter of 2015. We estimate that approximately 50% of all passengers travelling through Tijuana International Airport will use the international bridge.

In 2013, approximately 16.9 thousand metric tons of cargo was transported through the airport.

A portion of the land comprising Tijuana International Airport was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Financial Information – Legal Proceedings – Ejido Participants at Tijuana, Guadalajara and Puerto Vallarta Airport”.

Los Cabos International Airport

Los Cabos International Airport is our third most important airport in terms of passenger traffic, our fifth most important airport in terms of air traffic movements and second most important airport in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. In 2013, Los Cabos International Airport accounted for approximately 14.6% of our terminal passenger traffic.

Approximately 3.4 million terminal passengers were served by the airport in 2013. Approximately 73.1% of the terminal passengers were international passengers. The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur.

A total of 23 airlines operate at the airport with Alaska Airlines, American Airlines, United Airlines, Interjet, Airtran, US Airways and Volaris being the principal ones. Airlines operating at this airport provide service to 40 destinations. Of these destinations, Mexico City, Los Angeles and Phoenix are the most popular.

Los Cabos International Airport is located approximately 13 kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. In 2013, the number of visitors to Los Cabos (San José del Cabo and the nearby city of Cabo San Lucas) was approximately 1.4 million, according to the Mexican Immigration Institute. Visitors to this area are generally affluent and include golfers who enjoy world-

class courses, as well as sports fishing and scuba diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters. We believe a growing percentage of visitors to Los Cabos consist of recurring visitors as the popularity and availability of time-shares in the area has increased over recent years.

Los Cabos International Airport currently operates 11 hours daily between 7:00 a.m. and 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,000 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 37 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters, and the new Terminal 2, which opened on November 1, 2012, occupies approximately 38,000 square meters. In October 2013, we added 576 square meters of commercial area to Terminal 2. This new commercial space began operations on December 12, 2013. The airport has 16 gates (eight in Terminal 1 and eight in Terminal 2), including four gates with air bridges, and 14 remote boarding positions. In addition, the airport has a general aviation and a Fixed Base Operations terminal (FBO). We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport; this space includes two VIP lounges and three convenience stores operated directly by us. In 2013, approximately 35.7% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues (of which 89.5% came from commercial activities); the latter percentage is higher than any other airport of the Group.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013, it accounted for approximately 11.5% of our terminal passenger traffic.

In 2013, 2.7 million terminal passengers traveled through Puerto Vallarta International Airport. We estimate that 67.8% of these terminal passengers were international passengers and 32.2% were domestic passengers. The airport primarily serves foreign tourists and is a popular tourist destination in Mexico.

A total of 22 airlines operate at the airport; the principal ones are Alaska Airlines, United Airlines, Interjet and WestJet. Airlines operating at this airport provide service to 51 destinations. Of these destinations, the most popular are Mexico City, Phoenix and Los Angeles.

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

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,100 meters as well as a parallel taxiway. The runway capacity at this airport is 29 air traffic movements per hour. This airport has one main commercial terminal, a Fixed Base Operations terminal, or FBO, and a general aviation building. FBOs are specialized, full service operations offered to general aviation aircraft. The services offered to FBO users include refueling, cleaning, and catering. The airport has 19 gates, of which five serve domestic flights and 14 serve international flights, seven remote boarding positions and eleven air bridges. During 2012, we added 6,000 square meters to the terminal building, of which 200 square meters is dedicated to commercial use; this space includes two VIP lounges operated directly by us. In 2013, approximately 25.5% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta International Airport was derived from non-aeronautical revenues (of which 88.5% came from commercial activities).

Hermosillo International Airport

Hermosillo International Airport is our fifth most important airport in terms of passenger traffic, our third most important airport in terms of air traffic movements and our fifth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, Hermosillo International Airport was the eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013, it accounted for approximately 5.7% of our terminal passenger traffic.

In 2013, Hermosillo International Airport served approximately 1.3 million terminal passengers, and approximately 94.0% of those terminal passengers were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris and VivaAerobus. Airlines operating at this airport provide service to 26 destinations. Of these destinations, Mexico City, Guadalajara, Monterrey and Tijuana are the most popular.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately 13 kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 10.5 thousand metric tons of cargo passed through the airport in 2013. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

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

As part of our business strategy, during 2013 we began changing the profile and category of services of almost all of the stores at Hermosillo International Airport to stores with greater brand recognition. We completed this process during the last quarter of 2013.

Guanajuato International Airport

Guanajuato International Airport is our sixth most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, Guanajuato International Airport was the fourteenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013, it accounted for approximately 4.3% of our terminal passenger traffic. During 2013, the airport served 998.1 thousand terminal passengers, 62.0% of which were domestic passengers.

A total of nine airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris and United Airlines. Airlines operating at this airport provide service to 16 destinations. Of these destinations Tijuana, Mexico City and Houston are the most popular. Guanajuato International Airport is located in the central state of Guanajuato near the cities of Leon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 5.5 million people according to the Mexican National Population Council and is located in Mexico’s Bajio region, best known for its rich colonial history, agricultural sector and manufacturing industry. General Motors has an assembly plant in Silao, Guanajuato, and Mazda has a new vehicle manufacturing plant in Salamanca, Guanajuato. The local government is developing a “dry dock”, or truck loading service terminal, near the airport that we believe will increase cargo demand. Guanajuato International Airport operates 20 hours daily between 4:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,500 meters. The runway capacity at this airport is 13 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with six gates, five remote boarding positions and three air bridges.

During 2013, we completed construction on the arrivals area, expanding it by 500 square meters. The work included new baggage claim belts and a re-organization of the customs and immigration facilities. As part of our business strategy, our construction during the second quarter 2013 focused on redesigning the car rental counters and increasing the advertising spaces in that area by 20%.

La Paz International Airport

La Paz International Airport is our seventh most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, La Paz International Airport was the twenty-second busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013 it accounted for approximately 2.6% of our terminal passenger traffic.

During 2013, La Paz International Airport served 600.4 thousand terminal passengers. We estimate that approximately 97.3% of these terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport; the principal ones of which are Volaris and Aeroméxico Group. Airlines operating at this airport provide service to fifteen destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

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

During 2013, we completed construction on both the arrival and departure areas. The arrivals area was enlarged by 1,500 square meters, and two new baggage claim belts were installed. There was also a re-organization of the customs and immigration facilities within the arrivals area. We also optimized the existing advertising spaces in the new areas to drive higher revenue per square meter.

Mexicali International Airport

Mexicali International Airport is our eighth most important airport in terms of passenger traffic, our eleventh most important airport in terms of air traffic movements and our tenth most important in terms of contribution to the sum of aeronautical and non aeronautical revenues. In 2013, Mexicali International Airport was the twenty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013, it accounted for approximately 2.1% of our terminal passenger traffic. During 2013, Mexicali International Airport served 496.1 thousand terminal passengers. We estimate that approximately 99.3% of passengers served by this airport in 2013 were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

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

Aguascalientes International Airport

Aguascalientes International Airport is our ninth most important airport in terms of passenger traffic and contribution to the sum of aeronautical and non-aeronautical revenues and our eighth most important in terms of air traffic movements. In 2013, Aguascalientes International Airport was the twenty-eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013, it accounted for approximately 2.0% of our terminal passenger traffic. During 2013, the airport served 456.7 thousand terminal passengers. Of these passengers, we estimate that approximately 70.2% were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

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

During 2013, we completed several construction projects at the airport. The arrivals area was expanded by 500 square meters, including the installation of a new baggage claim belt. The departures lounge was enlarged as well, and the customs and immigration facilities were re-organized to allow a faster and more continuous flow of passengers. We also continued our expansion of commercial areas operated by us, and in the third quarter of 2013 we opened a second convenience store in the passenger departure area.

Morelia International Airport

Morelia International Airport is our tenth most important airport in terms of passenger traffic, our ninth most important in terms of air traffic movements and our eighth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, Morelia International Airport was the thirtieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013, it accounted for approximately 1.8% of our terminal passenger traffic. In 2013, the Morelia International Airport served 425.2 thousand terminal passengers. We estimate that approximately 55.0% of the terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five airlines operate at the airport; the principal ones are Volaris, Aeroméxico Group and United Airlines. Airlines operating at this airport provide service to 10 destinations. Of these destinations, Tijuana, Los Angeles and Mexico City are the most popular.

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

Morelia International Airport operates 24 hours a day. The airport has one runway with a length of 3,400 meters and a single main terminal building. The runway capacity at this airport is 11 air traffic movements per hour. The airport has four gates and eight remote boarding positions.

During 2013, we completed construction on the arrivals area to expand it by 500 square meters. The expansion included the addition of two new baggage claim belts and a re-organization of the customs and immigration facilities.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important airport in terms of passenger traffic, our tenth most important in terms of air traffic movements and our twelfth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, Los Mochis International Airport was the thirty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013, it accounted for approximately 0.8% of our terminal passenger traffic.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. During 2013 the airport served 196.8 thousand terminal passengers, approximately 97.5% of which were domestic passengers. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of four airlines operate at the airport, which are Aeroméxico Connect, Volaris, Aerocalafia and Transportes Aeropacífico. Airlines operating at this airport provide service to twelve destinations. Of these destinations, Mexico City, Tijuana and Guadalajara are the most popular.

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

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important airport in terms of passenger traffic and air traffic movements, and our eleventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2013, Manzanillo International Airport was the thirty-eighth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the Mexican Airport and Auxiliary Services Agency. In 2013, it accounted for approximately 0.8% of our terminal passenger traffic.

During 2013, the airport served 193.3 thousand terminal passengers. We estimate that approximately 60.8% of these passengers were domestic passengers and 39.2% of these passengers were international passengers.

A total of eleven airlines operate at this airport; the principal ones are Aeromar, Alaska Airlines and Aeroméxico Group. The other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Calgary.

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

Our Non-Airport Subsidiaries:

Although we are a holding company that has subsidiaries operating each of our 12 airports, we also have three employee service company subsidiaries. The employee service companies provide part of the labor force that works in our airports. The airport subsidiaries themselves do not directly employ any personnel. Our employee service companies are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”), and (iii) Puerta Cero Parking, S.A. de C.V. (“PCP”). Additionally, in 2013, we established a nonprofit company named Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

SIAP

SIAP was incorporated as a subsidiary in June 1998 to provide technical assistance and corporate services to our airport operating subsidiaries. SIAP was set up as part of the Mexican government’s privatization plan for the airports operated by us. SIAP invoices our airports for three types of services:

•	SIAP employs the senior management at our corporate headquarters and at our airports, and charges our subsidiaries for the services rendered according to each subsidiary’s individual performance;

•	As part of the privatization plan that was implemented by the Mexican government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a stockholders’ agreement. As a result of the participation agreement requirement, we entered into a 15-year technical assistance agreement with AMP, under which AMP agreed to provide technical assistance in exchange for an annual fee. Under this agreement, SIAP receives consulting services, technical assistance, and technological and industry knowledge and expertise to manage our airports. SIAP charges our subsidiaries the technical assistance fee, which is then paid to AMP. See also “Item 5, Operating and Financial Review and Prospects – Operating Costs – Technical Assistance Fee and Concession Tax”); and

•	SIAP employs non-unionized personnel to perform services at our airports according to their capabilities and expertise and collects fees on a monthly basis for the services performed.

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

Fundación GAP

This nonprofit company was established in May 2013 with the aim of improving social welfare in the communities near our airports. It will focus on children’s education and other charitable activities.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2013, 16 international airlines and 8 Mexican airlines operated flights at our 12 airports. Volaris is our principal airline customer in terms of total passengers at our airports, with Aeroméxico and Aeroméxico Connect (together the “Aeroméxico Group”) and Interjet providing the second and third highest number of total passengers. In 2012 and 2013, revenues from Volaris and the passengers they moved through our airports totaled Ps. 966.1 million and Ps. 1,127.9 million, respectively, of which Ps. 917.2 million and Ps. 1,068.0 million, respectively, were paid to the airports for the passengers they moved in form of passenger charges, representing 21.0% and 22.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2013. Revenues from the Aeroméxico Group and the passengers they moved through our airports were Ps. 613.5 million and Ps. 587.8 million during 2012 and 2013, respectively, of which Ps. 577.4 million and Ps. 572.5 million, respectively, were paid to the airports for the passengers they moved in form of passengers charges, representing 13.2% and 12.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2013. In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earned revenues from landing charges, aircraft parking charges and the leasing of space to these airlines.

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

Changes in Principal Airlines Operating at our Airports

On August 28, 2010, Grupo Mexicana, which operated through its three subsidiaries, Mexicana, Mexicana Click, and Mexicana Link, suspended operations indefinitely. On the day Grupo Mexicana suspended operations, they were operating at 10 of our 12 airports. During the first half of 2010, Grupo Mexicana transported 1,869,636 total passengers in our network representing 18.3% of our total passengers. This made Grupo Mexicana our third most important airline group in terms of the number of passengers transported within our airports. During 2009 and the first half 2010, aeronautical revenues from Grupo Mexicana and from the passengers they moved through our airports represented 16.2% and 17.0% of our total aeronautical revenues, respectively. We initially recorded an allowance for doubtful accounts of Ps. 49.9 million for Grupo Mexicana in 2010, which was primarily composed of Ps. 38.6 million in passenger charges that Grupo Mexicana collected on behalf of our airports from passengers of Mexicana, Click or Link through August 27, 2010. As of December 31, 2013, as a result of these initial amounts and other subsequent amounts outstanding from Grupo Mexicana for the rent of certain areas of our airports that Grupo Mexicana still holds, we have an allowance for doubtful accounts of Ps. 74.2 million (net of any value-added taxes), accumulated since 2010.

On November 29, 2011, AMR Corporation, parent of American and American Eagle, publicly announced that AMR Corporation and certain of its U.S.-based subsidiaries (including American and American Eagle) filed voluntary petitions for Chapter 11 reorganization in a U.S. Bankruptcy Court. To date, AMR Corporation, through its two subsidiaries American and American Eagle, operates at 7 of our 12 airports (Aguascalientes, Guanajuato, Guadalajara, Hermosillo, Morelia, Puerto Vallarta and Los Cabos). From January to December 2013, AMR Corporation, through its subsidiaries, transported 899,116 total passengers at our airports, which corresponds to 3.9% of our passenger traffic in 2013. Therefore, AMR Corporation represents our seventh most important airline group in terms of the number of passengers transported within our airports. During 2011, 2012 and 2013, aeronautical revenues from AMR Corporation and the passengers they moved through our airports represented 5.4%, 5.1% and 5.5% of our total aeronautical revenues, respectively. On December 9, 2013, AMR Corporation emerged from Chapter 11 bankruptcy protection upon the conjunction of AMR Corporation’s “Plan of Reorganization” and merged with U.S. Airways. Upon closing of the merger, AMR Corporation was renewed American Airlines Group, Inc. As of the date of this report, American and American Eagle have not suspended payments for the services we performed for them during their Chapter 11 process; in addition, they posted a bond of Ps. 41.0 million with us as a guarantee for such payments.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services, Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Grupo Aeroméxico) and AGN Aviation Services, S.A. de C.V., which provided Ps. 22.3 million, Ps. 6.0 million and Ps. 6.9 million of the sum of aeronautical and non-aeronautical revenues, respectively, each in the form of access fees, in 2013. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which provided Ps. 3.5 million and Ps. 1.7 million of revenues, respectively, in the form of access fees, in 2013.

While we receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales, we receive only a fixed fee when a company is a subsidiary or affiliate of an airline. Among our three principal providers of baggage handling, Administradora Especializada en Negocios, S.A. de C.V. is the only subsidiary of airlines.

Principal Non-Aeronautical Services Customers

As of December 31, 2013, we were party to approximately 1,001 contracts – 4.5% more than the 958 contracts we were party to as of December 31, 2012 – with providers of commercial services in the commercial spaces in our airports, including retail store operators, duty-free store operators, food and beverage providers, time share developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information and promotion services. The increase in the number of contracts is due to our expansion of commercial spaces within our existing terminal space and the construction of new terminal space, reflected in an increase in the number of new retail store customers, food & beverage providers and advertising customers. In 2013, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps. 59.3 million), Aldeasa México, S.A. de C.V. (duty-free stores; Ps. 55.8 million), Aerocomidas, S.A. de C.V. (food and beverages; Ps. 35.0 million), Operadora Aeroboutiques, S.A. de C.V. (retail; Ps. 33.2 million), and Compañía Mexicana de Tiempos Compartidos, S.A. de C.V. (time-share developer; Ps. 16.8 million).

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

On May 12, 2010, the Mexican government began the bidding process for the Riviera Maya airport. The Mexican government received proposals in April 2011. On April 25, 2011, we submitted a bid, as part of a consortium with Grupo México, S.A.B. de C.V. On May 20, 2011, the Ministry of Communications and Transportation released a communication saying that all proposals for this concession were found deficient and voided, including ours. Consequently, the international public bidding process for the construction, administration and operation of the Riviera Maya airport was declared deserted or void. As of the date of this filing, the Ministry of Communications and Transportation has not announced whether or not there will be a new bidding process for the Riviera Maya airport project.

As of the date of this filing, the government has not provided further information in respect of the Ensenada airport or the Mar de Cortés airport as to the expected type or size of these airports. In addition, no date has been set to initiate the bidding process for construction of these airports. We cannot predict whether these airports, if they are constructed, will compete with our airports. Also see “Item 3, Risk Factors – Risk Related to the Regulation of our Business – The Mexican government could grant new concessions that compete with our airports”.

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

Regulatory Initiatives

The Ministry of Communications and Transportation intended to establish a new regulatory agency. This new agency was expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. An initiative was introduced in Mexico’s Congress on February 26, 2009 to establish such an agency and reform a substantial part of the current Mexican Airport Law, but it was rejected by the legislature on April 20, 2010. On December 14, 2011, a new bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. On December 19, 2012, the bill was approved and sent to the Mexican Senate for review. As of the date of this report, the Senate has not voted on the bill. See “– Report of the Federal Competition Commission on Mexico’s Airports” below.

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

In December 2009, the Ministry of Communications and Transportation approved the Master Development Programs for each of our subsidiary concession holders for the 2010-2014 period. We allocated 83.6% of our investments for the 2010-2014 period to the Guadalajara, Los Cabos, Puerto Vallarta and Tijuana airports. Our Master Development Programs for the 2015-2019 period will be reviewed by the Ministry of Communications and Transportation in the second quarter of 2014, and we expect to receive the Ministry’s approval by the end of 2014.

Our Master Development Programs are approved by the Ministry of Communications and Transportation for periods of five years, as stated in our concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the Ministry of Communications and Transportation may apply sanctions if we do not so comply. Recently, the Ministry of Communications and Transportation has reviewed our compliance on an annual basis. The Ministry of Communications and Transportation may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. The Ministry of Communications and Transportation has certified our compliance with our Master Development Program through 2012. As of the date of this filing, the Ministry of Communications and Transportation has not completed our certification process for 2013, which we expect to obtain in the second quarter of 2014.

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

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the Ministry of Communications and Transportation. Under this price regulation system, the Ministry of Communications and Transportation establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the Ministry of Communications and Transportation certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. For the five-year period from 2005 to 2009, the Ministry of Communications and Transportation certified that we have not collected revenues in excess of the permitted levels. The Ministry of Communications and Transportation also has reviewed our maximum rates and certified that we have not collected revenues in excess of the permitted level for through 2012. The review for 2013 will take place during the second quarter of 2014. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2011, 2012 and 2013, approximately 62.3%, 68.1% and 69.2%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (78.9%, 76.9% and 75.5%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under our maximum rates).

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

Current Maximum Rates(1)

	Year ended December 31,
	2010	2011	2012	2013	2014
Guadalajara	112.00	111.22	110.44	109.66	108.90
Tijuana	99.18	98.49	97.80	97.11	96.43
Los Cabos	143.14	142.14	141.14	140.16	139.17
Puerto Vallarta	137.91	136.94	135.98	135.03	134.09
Hermosillo	97.63	96.95	96.27	95.60	94.93
Guanajuato	130.69	129.77	128.87	127.96	127.07
La Paz	122.34	121.48	120.63	119.79	118.95
Mexicali	99.65	98.95	98.26	97.57	96.89
Aguascalientes	113.38	112.59	111.80	111.02	110.24
Morelia	136.01	135.06	134.11	133.17	132.24
Los Mochis	116.85	116.03	115.22	114.41	113.61
Manzanillo	128.37	127.47	126.58	125.69	124.81

(1)	Expressed in constant pesos as of December 31, 2007 (applying the efficiency factor year over year).

Methodology for Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

•	Projections for the following fifteen years of workload units, operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation. The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s Master Development Program for the following fifteen years;

•	Projections for the following fifteen years of capital expenditures related to regulated services, based on air traffic forecasts and quality standards for services to be derived from the Master Development Programs;

•	Reference values, which initially were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value;

•	A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the 24 months prior to the date of the negotiations plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico; and

•	An efficiency factor to be determined by the Ministry of Communications and Transportation. The maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.75% for the five-year period from January 1, 2005 through December 31, 2009 and 0.70% for the five-year period from January 1, 2010 through December 31, 2014.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2014, the daily minimum wage in Mexico City was Ps. 67.29. As a result, the maximum penalty at such date could have been Ps. 3.4 million (U.S.$ 260,000) per airport.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2014 was Ps. 13.5 million (U.S.$ 1.0 million) for an individual failure to comply.

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

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas, or “NOMs”), which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), establish limits on air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters.

The General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos, or the Law on Waste) establish the main policies for soil remediation. Remediation standards and procedures are gradually beginning to be implemented through Mexican Official Norms (NOMs).

Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

The Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) are the responsible regulators. The Federal Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities and impose a variety of sanctions. Companies in Mexico are required to obtain proper authorizations, licenses, concessions or permits from competent environmental authorities for the performance of activities that may have an impact on the environment or that may constitute a source of contamination. Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Ministry of the Environment and Natural Resources, the Federal Office for the Protection of the Environment and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

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

During 2013, our environmental management system has been re-certificated at our Aguascalientes, Hermosillo, Los Mochis, Guanajuato, La Paz and Morelia airports under ISO 14001:2004. With these certifications, we now have six airports operating under our environmental management system.

In June 2013, a decree was published in the Official Gazette of the Federation (Diario Oficial de la Federación) issuing the Federal Environmental Responsibility Law (Ley Federal de Responsabilidad Ambiental). As part of the Federal Environmental Responsibility Law, various provisions were amended, added and revoked of the General Law of Ecological Equilibrium and Protection of the Environment, the General Law of Wildlife, the General Law for the Comprehensive Prevention and Waste Management, the General Law for Sustainable Forest Development, the National Water Act, and the Federal Criminal Code, among others, to the effect that any person or company whose acts or omissions directly or indirectly causes harm to the natural environment, is obligated to repair the environmental damage, or when reparation is not possible, to compensate for the harm, and undertake any necessary actions to avoid increasing the harm. A second general aspect of this reform is the creation of expanded standing so that individuals, including Mexican environmental non-profits, may initiate lawsuits for the protection of property that they do not directly own.

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

In addition, initiatives in the past have been introduced in the Mexican Congress to make certain reforms to the Mexican Airport Law that, if enacted, could have a material adverse effect on us. Most recently, on December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law, which bill was approved and sent to the Senate for review on December 19, 2012. Among other items, the bill proposes that the Ministry of Communications and Transportation will gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico, and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. As of the date of this report the Senate has not voted on the bill. We cannot predict whether the bill will be approved by the Senate or, if approved, the impact it would have on us.

ORGANIZATIONAL STRUCTURE

We have 16 subsidiaries in Mexico: one operating subsidiary for each of our 12 airports, along with two subsidiaries (SIAP and CORSA) that provide administrative and operational services and one subsidiary (PCP) that provides parking services across our 12 airports. Additionally, in 2013, we established a non-profit company whose function will be the solicitation and management of charitable donations in order to support activities to increase social welfare in the communities near our airports and to support other organizations with similar charitable purposes. In 2010, another subsidiary, Pacific GA Partipacoes do Brasil LTDA, was established in Brazil; however, this subsidiary has thus far remained inactive and has no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2013.

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holds concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holds concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holds concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holds concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holds concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holds concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holds concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holds concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holds concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holds concession for Mexicali International Airport

Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holds concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holds concession for Manzanillo International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Provider of car parking administration services to our other subsidiaries
GA del Pacífico Partipacoes do Brasil LTDA	Brazil	100%	Holding company for other acquisitions (incorporated in 2010; not operational through the date of this filing)
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit company incorporated in 2013 to manage charitable donations and social welfare activities

(1)	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. directly holds 99.99% of the shares in each of our subsidiaries. The remaining shares of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. are held by Aeropuerto de Guadalajara, S.A. de C.V., while the remaining shares of our other subsidiaries are held by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. As a result, Grupo Aeroportuario del Pacífico, S.A.B. de C.V. directly or indirectly holds 100% of the shares of each of our subsidiaries.

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

Our consolidated financial statements were prepared in accordance with IFRS, as issued by IASB. Our first financial statements reported under IFRS were for the year 2012; therefore, our date of transition to IFRS was January 1, 2011. A description of the effects on our financial information due to our transition from our previous generally accepted accounting principles, MFRS, to IFRS was presented in Note 31 to our audited consolidated financial statements in our annual report on form 20-F for 2012. The financial information in our annual report on Form 20-F for 2011 differs from the information we previously published for 2011, because it is presented in accordance with IFRS.

Overview

We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2011, 2012 and 2013, approximately 62.3%, 68.1% and 69.2%, respectively, of our total revenues were derived from aeronautical services (in 2011, 2012 and 2013, aeronautical services represented 78.9%, 76.9% and 75.5%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges, advertising, convenience stores and car parking lots, among others. Also see “Item 4, Business Overview – Our Sources of Revenues – Non-aeronautical Services – Recent Expansion and Development of Commercial Areas”.

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

Recent Developments

Fiscal Reforms

In December 2013, a tax reform for 2014 was approved, with substantial effects for Mexican taxpayers (as published in the Official Gazette on December 11, 2013, the “2014 Fiscal Reform”). With respect to the Income Tax Law, some of the more favorable tax provisions were limited: the maximum income tax rate for individuals was increased from 30% to 35%; a new 10% withholding tax for dividends and capital gains paid to non-Mexican and to individual holders was imposed, which includes any gain on the sale of shares or ADSs by any holder, even if the transaction is carried out through the Mexican Stock Exchange or other approved securities markets; and companies’ deductible expenses regarding exempt payments to their employees were limited to 47%. It is unclear how withholding tax on capital gains will apply to shares or ADSs held by non-Mexicans. A Value-Added Tax (VAT) rate of 16% was applied uniformly to all of Mexico, a change from the 11% that was previously applicable in some areas of Mexico. In addition, other taxes were imposed on so-called “junk” food at the rate of 8%, while the reform also repealed the IETU and the Tax on Cash Deposits Law.

The principal change to affect our business was the effect on our deferred income taxes caused by the reform to the Income Tax Law, by which the income tax rate was increased for the future from 28% to 30% and the IETU was eliminated. As a result of the net impact of these effects, we recognized a benefit of Ps. 199.0 million in deferred income tax for the fiscal year ended December 31, 2013.

Fluctuation of the Peso

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

From December 31, 2010 to December 30, 2011 the peso depreciated from Ps. 12.38 pesos to Ps. 13.95 pesos per U.S. dollar. In 2012, the peso appreciated, to Ps. 12.96 per U.S. dollar from Ps. 13.95 pesos per U.S. dollar. In 2013, the peso depreciated reaching Ps. 13.10 per U.S. dollar on December 31, 2013. On April 11, 2014, the exchange rate for pesos was Ps. 13.07 per U.S. dollar.

Passenger and Cargo Volumes

The majority of the passenger traffic volume in our airports is made up of domestic passengers. In 2011, 2012 and 2013, approximately 64.6%, 65.6% and 66.3% of the terminal passengers using our airports were domestic. The total number of domestic terminal passengers for 2013 increased 10.0% as compared to 2012, and the total number of domestic terminal passengers in 2012 increased 7.0% as compared to 2011. In addition, of the international passengers traveling through our airports, approximately 30.3% traveled on flights originating in or departing to the United States during 2013, as compared to 30.3% in 2012 and 35.4% in 2011. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to certain of our revenues and passenger and cargo volumes for the years indicated.

	Year ended December 31,
	2011		2012		2013
Change in Mexican gross domestic product(1)		3.9%		3.9%		1.1%
Change in Mexican Consumer Price Index(2)		3.8%		3.6%		4.0%
Domestic terminal passengers(6)		13,055.4		13,974.7		15,370.3
International terminal passengers(6)		7,152.2		7,312.5		7,803.1
Total terminal passengers(6)		20,207.6		21,287.3		23,173.4
Cargo units(3)		1,568.2		1,618.0		1,669.2
Total workload units(3)		21,775.8		22,905.2		24,842.6
Change in total terminal passengers(4)		(0.1)%		3.2%		8.9%
Change in workload units(4)		(0.2)%		5.2%		8.5%
Aeronautical revenues(5)	Ps.	3,077.9	Ps.	3,366.0	Ps.	3,616.6
Change in aeronautical revenues(4)		n/a		9.4%		7.4%
Aeronautical revenues per workload unit	Ps.	141.3	Ps.	147.0	Ps.	145.6
Change in aeronautical revenues per workload unit(4)		n/a		4.0%		(0.9%)
Non-aeronautical revenues(5)	Ps.	824.6	Ps.	1,008.5	Ps.	1,170.5
Change in non-aeronautical revenues(4)		n/a		22.3%		16.1%
Non-aeronautical revenues per terminal passenger	Ps.	40.8	Ps.	47.4	Ps.	50.5
Change in non-aeronautical revenues per terminal passenger (4)		n/a		16.1%		6.6%

(1)	In real terms, as reported by the Mexican National Institute for Statistics and Geography (INEGI).
(2)	As reported by INEGI.
(3)	Thousands. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.
(4)	In each case, as compared to the previous period. Due to our adoption of IFRS, we have not calculated a percent change from 2010 to 2011 for the relevant revenue item.
(5)	In millions of pesos.
(6)	In thousands.

In 2013, we had 23.2 million terminal passengers (15.4 million domestic and 7.8 million international), of which 135.2 thousand were on general aviation flights, and an additional 178.9 thousand were transit passengers. Approximately 30.7% of our transit passengers were handled at the Tijuana International Airport.

Classification of Revenues

We classify our revenues into three categories; (i) revenues from aeronautical services, (ii) revenues from non-aeronautical services and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2011, 2012 and 2013, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 62.3%, 68.1% and 69.2%, respectively, of total revenues. In 2011, 2012 and 2013, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 16.7%, 20.4% and 22.4%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 78.9% and 21.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2011, 76.9% and 23.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2012 and 75.5% and 24.5%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2013. In 2011, 2012 and 2013, revenues from improvements to concession assets accounted for 21.0%, 11.5% and 8.4%, respectively, of our total revenues.

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

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), rental and royalty payments from third parties operating stores, providing commercial services at our airports (such as car rental agencies, food and beverage providers and retail and duty-free store operators), as well as advertising and fees collected from other miscellaneous sources, such as vending machines and time-share developers. Additionally, we derive revenues from recovery of costs which are included in our non-aeronautical services.

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

Beginning in 2010, the efficiency factor was 0.70% and will remain at this level until December 31, 2014. Our weighted average maximum tariffs, as determined by the Ministry of Communications and Transportation (prior to inflation adjustments using the Mexican Producer Price Index), decreased 0.86% in 2011, decreased 0.72% in 2012 and decreased 0.76% in 2013, mainly as a result of variation in the percentage that each airport’s workload units represent of our total workload units. At the same time, the Mexican Producer Price Index, excluding petroleum increased by 7.2%, 0.9% and 0.1% in 2011, 2012 and 2013, respectively. During 2011 and 2012 our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican Producer Price Index, excluding petroleum increased 6.3% and 0.2% respectively, and decreased 0.6% during 2013. The total workload units at our airports were 21.8 million, 22.9 million and 24.8 million in 2011, 2012 and 2013, respectively, a decrease of 0.2% in 2011, an increase of 5.2% in 2012 and an increase of 8.5% in 2013. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2011, 2012 and 2013, average aeronautical revenues per workload unit were Ps. 141.3, Ps. 147.0 and Ps. 145.6, respectively, which represented an increase of 4.3%, 4.0% and a decrease of 0.9% in 2011, 2012 and 2013, respectively. The increase in 2012 resulted mainly from increases in tariffs due to adjustments for inflation and the distribution in increase in workload units among our airports. Meanwhile, the decrease in 2013 resulted mainly from the effect of a flat inflation on the tariffs along with the 0.7% efficiency factor that is applied each year to all tariffs at each of our airports.

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

The following table sets forth our revenues from aeronautical services for the years indicated.

Aeronautical Revenues

	Year ended December 31,
	2011			2012			2013
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	2,556.4	83.1%	Ps.	2,822.8	83.9%	Ps.	3,074.0	85.0%
Aircraft landing charges		157.7	5.1		170.7	5.1		177.0	4.9
Aircraft parking charges		144.3	4.7		154.1	4.6		160.3	4.4
Airport security charges		40.9	1.3		44.6	1.3		49.7	1.4
Passenger walkway charges		24.3	0.8		22.6	0.7		0.0	0.0
Leasing of space to airlines		101.0	3.3		97.2	2.9		96.6	2.7
Revenues from complementary service providers(1)		53.4	1.7		54.0	1.6		59.1	1.6

Total Aeronautical Revenues	Ps.	3,077.9	100.0%	Ps.	3,366.0	100.0%	Ps.	3,616.6	100.0%

Other Information:
Total workload units(2)		21.8	`		22.9			24.8
Total aeronautical revenues per workload unit	Ps.	141.3		Ps.	147.0		Ps.	145.6
Change in aeronautical revenues(3)			—			9.4%			7.4%
Change in total aeronautical revenues per workload unit(3)			—			4.0%			(0.9%)

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	In each case, as compared to the previous year. Due to our adoption of IFRS, we have not calculated a percent change from 2010 to 2011.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. In 2011, 2012 and 2013, passenger charges represented 83.1%, 83.9% and 85.0%, respectively, of our aeronautical services revenues and 51.8%, 57.1% and 58.8%, respectively, of our total revenues (in 2011, 2012 and 2013, passenger charges represented 65.5%, 64.5% and 64.2%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2011		2012		2013
	Amount	% change	Amount	% change	Amount	%change
	(in thousands, except percentages)
Guadalajara	3,384.7	5.0%	3,488.5	3.1%	3,828.8	9.8%
Tijuana	1,664.5	(3.6)	1,777.3	6.8	1,989.7	11.9
Los Cabos	1,386.2	2.6	1,486.0	7.2	1,674.3	12.7
Puerto Vallarta	1,237.0	(6.9)	1,268.7	2.6	1,304.2	2.8
Hermosillo	476.0	4.6	533.3	12.0	563.7	5.7
Guanajuato	408.3	0.1	453.9	11.2	480.0	5.7
La Paz	265.8	(1.0)	269.0	1.2	292.1	8.6
Mexicali	227.6	7.5	242.8	6.7	231.9	-4.5
Aguascalientes	158.3	11.6	193.7	22.3	221.5	14.4
Morelia	177.5	(14.5)	194.1	9.4	205.6	5.9
Los Mochis	99.0	(14.2)	86.6	(12.5)	95.1	9.8
Manzanillo	74.7	(2.1)	79.1	5.9	91.5	15.8

Total	9,559.6	0.5%	10,073.0	5.4%	10,978.5	9.0%

Non-aeronautical Revenues

Non-aeronautical services historically have generated a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 16.7%, 20.4% and 22.4% of total revenues in 2011, 2012 and 2013, respectively (in 2011, 2012 and 2013, non-aeronautical revenues represented 21.1%, 23.1% and 24.5%, respectively, of the sum of aeronautical and non-aeronautical revenues). Non-aeronautical revenues per terminal passenger were Ps. 40.8, Ps. 47.4 and Ps. 50.5 in 2011, 2012 and 2013, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

Our revenues from non-aeronautical services are principally derived from commercial activities. We divide non-aeronautical commercial activities into revenues from businesses operated by third parties and revenues from businesses operated directly. Businesses operated by third parties include leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities) and rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as time-share developers, retail stores, food and beverage providers, car rental agencies and duty-free store operators, as well as fees collected from other miscellaneous sources, such as vending machines. Businesses operated directly by us include car parking, advertising, VIP lounges and convenience stores. Additionally, we derive revenues from recovery of costs which are included in our non-aeronautical revenues.

The following table sets forth our revenues from non-aeronautical services for the years indicated.

Non-aeronautical Revenues

	Year ended December 31,
	2011			2012			2013
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Businesses operated by third parties:
Leasing of space(1)	Ps.	115.7	14.0%	Ps.	126.5	12.5%	Ps.	151.2	12.9%
Car rentals		81.7	9.9%		92.3	9.2%		101.1	8.6%
Food and beverage operations		74.3	9.0%		86.0	8.5%		103.1	8.8%
Retail operations		78.8	9.6%		80.3	8.0%		93.5	8.0%
Duty-free operations		71.2	8.6%		86.4	8.6%		115.6	9.9%
Time share operators		82.4	10.0%		98.3	9.8%		108.0	9.2%
Advertising		15.6	1.9%		—	0.0%		—	0.0%
Communications and financial services		20.7	2.5%		20.7	2.1%		29.5	2.5%
Other		35.3	4.3%		63.9	6.3%		25.5	2.2%

Total businesses operated by third parties:		575.7	69.8%		654.3	64.9%		727.5	62.1%
Businesses operated directly by us:
Car parking charges		169.8	20.6%		193.7	19.2%		221.0	18.9%
Advertising		38.5	4.7%		76.2	7.6%		87.3	7.5%
VIP lounges		—	0.0%		10.5	2.0%		24.2	2.1%
Convenience stores		—	0.0%		1.5	2.9%		16.1	1.4%

Total businesses operated directly by us:		208.2	25.3%		281.9	28.0%		348.7	29.8%
Recovery of costs(2)		40.6	4.9%		72.2	7.2%		94.4	8.1%

Total Non-aeronautical Revenues	Ps.	824.6	100.0%	Ps.	1,008.5	100.0%	Ps.	1,170.5	100.0%

Other Information:
Total terminal passengers(3)		20.2			21.3			23.2
Non-aeronautical revenues per terminal passenger	Ps.	40.8		Ps.	47.4		Ps.	50.5
Change in non-aeronautical revenues per terminal passenger(4)			n/a			16.1%			6.6%
Car parking charges per terminal passenger	Ps.	8.4		Ps.	9.1		Ps.	9.5
Change in car parking charges per terminal passenger(4)			n/a			8.3%			4.4%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.
(3)	In millions of passengers.
(4)	In each case, as compared to the previous year. Due to our adoption of IFRS, we have not calculated a percent change from 2010 to 2011.

In 2013, revenues from non-aeronautical services in our airports accounted for 22.4% of the total revenues generated by our airports (in 2013, non-aeronautical revenues represented 24.5% of the sum of aeronautical and non-aeronautical revenues). In contrast, we believe that revenues from commercial activities may account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2011 to 2013), except in the years in which the maximum tariffs are reset.

In recent years, non-aeronautical revenues per terminal passenger have increased 6.6% (from Ps. 47.4 in 2012 to Ps. 50.7 in 2013, while terminal passengers decreased 0.9%), while our cost of services per workload unit has decreased 1.9% (from Ps. 46.3 in 2012 to Ps. 45.4 in 2013), resulting in non-aeronautical services contributing more to our results of operations.

Non-aeronautical revenues per terminal passenger show the average revenue generated by the commercial areas of our airports, and it is calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. Therefore if non-aeronautical revenues decline proportionately less than the decline in the number of terminal passengers during a period, non-aeronautical revenues per terminal passenger will increase despite the decrease in non-aeronautical revenues. Non-aeronautical revenues per terminal passenger are principally affected by:

•	Recovery of rights to certain businesses that we previously did not operate;

•	Opening of new commercial space at our airports;

•	The level of passenger traffic; and

•	The exchange rate between the Mexican peso and the US dollar. This exchange rate affects our contracts that are denominated in U.S. dollars, which mainly consist of lease contracts for time-share developers, car rentals, duty-free services and certain lease contracts for food and beverages and retail operations.

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

We estimate that approximately 97% of our current commercial agreements with third-party tenants (representing approximately 60% of our total non-aeronautical revenues) are arranged as royalty-based contracts based on the nature of our tenants’ operations. Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit. During 2011, 2012 and 2013, non-aeronautical revenues were Ps. 824.6 million, Ps. 1,008.5 million and Ps. 1,170.5 million, respectively, representing an increase of 22.3% in 2012 and 16.1% in 2013. In 2013, non-aeronautical revenues increased more than terminal passengers, which increased 8.9%. In 2013, non-aeronautical revenues per terminal passenger increased from Ps. 40.8 per passenger in 2011 and Ps. 47.4 per passenger in 2012 to Ps. 50.5 per passenger in 2013, representing an increase of 16.1% from 2011 to 2012 and increase of 6.6% from 2012 to 2013. The increase from 2011 to 2012 was mainly due to the fact that total terminal passenger volume increased approximately 5% in 2012 as compared to 2011 while non-aeronautical revenues increased 22.3% as compared to 2011. From 2012 to 2013, the increase was mainly due to the fact that total terminal passenger volume increased to 23.2 million in 2013 from 21.3 million in 2012.

Recognition of revenues from improvements to concession assets

International Financial Reporting Interpretation Committee 12 (IFRIC 12) Service Concession Arrangements requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets in relation with the concession’s obligation to perform improvements as established in the Master Development Programs. Revenues represent the value of the exchange between ourselves and the government with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs, and in exchange, the government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs are included in the maximum tariffs. Therefore we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs. Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. In 2011, we recognized Ps. 1.0 billion in revenues from improvements to concession assets. In 2012, we recognized Ps. 570.2 million in revenues from improvements to concession assets. This represented a decrease of 45.0% as compared to 2011 due to lower investment commitments under our Master Development Programs for 2012. In 2013, we recognized Ps. 440.7 million in revenues from improvements to concession assets. This represented a decrease of 22.7% as compared to 2012 due to lower investment commitments under our Master Development Programs for 2013.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2011		2012		2013
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	369.4	Ps.	402.6	Ps.	390.6	(3.0%)
Maintenance		179.5		200.0		200.2	0.1%
Safety, security and insurance		131.2		159.4		173.7	9.0%
Utilities		122.1		139.5		141.9	1.7%
Other		184.8		158.5		222.6	40.4%
Total cost of services		986.9		1,060.0		1,129.0	6.5%
Technical assistance fees		136.2		155.1		171.5	10.6%
Concession taxes		193.8		217.3		237.7	9.4%
Depreciation and amortization:
Depreciation(1)		110.3		151.2		164.6	8.9%
Amortization(2)		632.7		676.0		718.6	6.3%
Total depreciation and amortization		743.0		827.2		883.2	6.8%
Other expense (income)		6.6		1.3		(7.4)	(659.1%)
		2,066.5		2,260.9		2,414.0	6.8%
Cost of improvements to concession assets		1,036.2		570.2		440.7	(22.7%)
Total operating costs	Ps.	3,102.7	Ps.	2,831.2	Ps.	2,854.7	0.8%
Other Information:
Total workload units(3)		21,775.8		22,905.2		24,842.6	8.5%
Cost of services per workload unit	Ps.	45.3	Ps.	46.3	Ps.	45.4	(1.9%)
Cost of services / the sum of aeronautical and non-aeronautical revenues (4)		25.3%		24.2%		23.6%

(1)	Reflects depreciation of Machinery, equipment and improvements on leased buildings.
(2)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

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

Our cost of services per workload unit was Ps. 45.3 in 2011, Ps. 46.3 in 2012 and Ps. 45.4 in 2013, an increase of 2.1% from 2011 to 2012 and a decrease of 1.9% from 2012 to 2013. In 2013, cost of services per workload unit decreased 1.9%, as a result of a larger increase in total workload units than the corresponding increase in cost of service. Total workload units increased 8.5%, and cost of service increased 6.5%. Cost of service increased primarily as a result of a Ps. 64 million increase in other costs, driven primarily by (i) an increase of Ps. 30.4 million for professional fees related to legal defense and corporate consulting associated with the analysis of prospective new businesses, (ii) a Ps. 5.8 million increase in commissions for advertising, and (iii) a Ps. 7.5 million increase in costs for supplies for convenience stores. Additionally, during 2012, a penalty of Ps. 11.1 million was applied to a supplier associated with its failure to fulfill its contractual obligations. This penalty represented a one-time decrease in expenses in 2012 that did not recur in 2013. Such increases were partially offset by a decrease in the reserve for doubtful accounts of Ps. 9.0 million in 2013 and a Ps. 12.0 million decrease in employee costs, mainly as a result of the completion of our restructuring of our security checkpoint personnel, the staffing of which has been outsourced to a third party. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased 130 basis points from 48.3% in 2012 to 49.6% in 2013.

Technical Assistance Fee and Concession Tax

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$ 4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). In 2011, 2012 and 2013, this fee was Ps. 136.2 million, Ps. 155.1 million and Ps. 171.5 million, respectively.

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession tax to the Mexican government currently equal to 5% of the gross annual revenues (excluding revenues from improvements to concession assets) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. In 2011, 2012 and 2013, this tax amounted to Ps. 193.8 million, Ps. 217.3 million and Ps. 237.7 million, respectively. The concession tax rate may vary on an annual basis as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If Mexico’s Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would approve our request.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our Master Development Programs. Moreover, in 2011, 2012 and 2013, we wrote off the remaining balance of certain additions to and construction of facilities carried out since the beginning of our concession, as they were replaced with new investments as required under the Master Development Program. The amounts of these write offs were Ps. 27.5 million in 2011, Ps. 17.2 million in 2012 and Ps. 3.4 million in 2013. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

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

Beginning January 1, 2008, as a result of changes in the Mexican tax law, Mexican companies must pay the greater of their income tax (currently determined at a rate of 30% for 2011 to 2013) or a business flat tax rate (Impuesto Empresarial a Tasa Única, or IETU), which replaced the asset tax. IETU is calculated by applying a tax rate, which since 2010 has been 17.5%, to income based on cash flows. This cash flow income is determined by taking authorized deductions (excluding wages, social security contributions, interest expense and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law. The IETU tax law established that the excess of the income tax over the asset tax could be recovered during the ten years following the implementation of the IETU tax law by up to 10% of the total asset tax carryforward at December 31, 2007 each year, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three years preceding December 31, 2007. Beginning in 2014, as a result of the 2014 Fiscal Reform, the IETU was repealed. However, the asset tax carryforwards can continue to be recovered as previously established. The income tax rate was also set at 30% for 2014 and subsequent years.

We regularly review our deferred tax assets for recoverability, which are reduced as necessary to the extent that a future tax benefit is no longer probable, based on an analysis of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. In addition, Mexican tax law allows Mexican companies utilizing tax amortization rates that are lower than the maximum allowable rates to modify their tax amortization rates every five years, without exceeding the maximum allowable rate. Beginning in 2000, we utilized rates lower than the 15% maximum allowable rate to amortize our airport concessions and rights to use airport facilities for tax purposes.

Our effective tax rates in 2011, 2012 and 2013 were 14%, 16% and 3%, respectively. In 2013, our effective tax rate decreased by 81.3% or 1230 basis points as compared to 2012, resulting primarily from the effects of the 2014 Fiscal Reform on changes in the income tax rates as well as the elimination of the IETU, which impacted our deferred income tax balances. In 2012, our effective tax rate increased to 16%, an increase of 200 basis points as compared to 2011, resulting from an increase in our current tax expense derived from an increase in our earnings before income taxes of 12.1%, whereas our deferred tax income remained relatively stable. We paid Ps. 550.3 million, Ps. 531.8 million and Ps. 607.8 million in corporate taxes in 2011, 2012 and 2013, respectively, representing 29.4%, 25.3% and 26.2% of our earnings before taxes.

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes which resulted in our ability to recover tax on assets that was previously determined to be unrecoverable, coupled with our financial projections from 2008 to 2017, we recognized in 2007 Ps. 354.9 million associated with a recoverable tax on assets paid in previous years. In 2011, we increased the recoverable asset by Ps. 19.0 million, based on revised financial projections from 2012 to 2017. The recoverable tax on assets decreased Ps. 32.3 million due to a refund requested and received in 2011. In 2012, we decreased the recoverable asset by Ps. 16.1 million, based on revised financial projections from 2013 to 2017. The recoverable tax on assets decreased Ps. 49.5 million due to a refund requested and received in 2012. In 2013, we increased the recoverable tax on assets by Ps. 5.2 million, based on revised financial projections from 2014 to 2017. The recoverable tax on assets decreased Ps. 57.2 million due to a refund requested and received in 2013.

Employee Profit Sharing

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer. As a result of the 2014 Fiscal Reform, Mexican companies must change the way they calculate the employee profit sharing for 2014. The profit sharing is derived from the taxable income for the year as adjusted by the income tax for the year as modified per certain provisions; however, these changes do not have a material impact on our results.

Employee Retirement Plans

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4.3 million in 2011 and 2012, and Ps. 4.2 million in 2013.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2011	2012	2013
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	13.1%	(6.9)%	0.5%
Mexican inflation rate(2)	3.8%	3.6%	4.0%
U.S. inflation rate(3)	2.9%	1.7%	1.5%
Increase in Mexican gross domestic product(4)	3.9%	3.9%	1.1%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de México, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 13.9787 per U.S.$ 1.00 as of December 31, 2011, Ps. 13.0101 per U.S.$ 1.00 as of December 31, 2012 and Ps. 13.0765 per U.S.$1.00 on December 31, 2013.
(2)	Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican National Institute for Statistics and Geography (INEGI). The Mexican Consumer Price Index at year end was: 103.551 in 2011, 107.246 in 2012 and 111.508 in 2013.
(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by INEGI on February 21, 2014.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Depreciation and amortization expense. According to IFRS, if inflation rates over a three-year period approach or exceed 100.0%, the incorporation of inflation in an entity’s financial statements becomes necessary. Therefore, non-monetary assets would be restated, and as a result depreciation and amortization of those assets would be higher, negatively affecting our net income.

•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, but are invoiced and collected in pesos. Meanwhile, passenger charges for domestic passengers are denominated in pesos. Consequently, an appreciation of the peso against the U.S. dollar could cause declines in our revenues from passenger charges for international passengers and consequently our aeronautical revenues. This would also produce a decline in peso-denominated revenues when compared with the previous year, because our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid for in Mexican pesos based on the average exchange rate for the month prior to each flight on which the charge is incurred.

•	Finance income (cost). As required by IFRS, our finance income (cost) reflects gains or losses from foreign exchange and gains and losses from interest earned or incurred, and as a consequence a depreciation or appreciation of the peso would impact the finance income (cost).

•

Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2011, 2012 and 2013, we collected passenger charges from airlines within an average period of 65, 57 and 59 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions if it is repeated and sanctioned by the Ministry of Communications and Transportation at least three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

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

Results of Operations by Subsidiary

	Subsidiary Operating Results
	Year ended December 31,
	2011		2012		2013
	(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	1,141,167	Ps.	1,221,886	Ps.	1,313,433
Non-aeronautical services		287,174		339,221		383,074
		1,428,342		1,561,107		1,696,507
Improvements to concession assets		189,794		132,211		239,182
Total revenues		1,618,136		1,693,318		1,935,689
Total costs		771,067		778,299		878,901
Costs of operations(4)		367,965		405,500		403,263
Cost of improvements to concession		189,794		132,211		239,182
Depreciation and amortization		210,171		240,538		236,456
Other expense		3,137		50		0
Income from operations		847,069		915,019		1,056,789
Operating margin(1)		52.35%		54.04%		54.60%
Tijuana:
Revenues:
Aeronautical services	Ps.	437,238	Ps.	486,674	Ps.	546,309
Non-aeronautical services		92,010		113,157		136,413
		529,248		599,831		682,722
Improvements to concession assets		157,310		49,762		9,433
Total revenues		686,558		649,593		692,155
Total costs		474,492		408,030		367,456

	Subsidiary Operating Results
	Year ended December 31,
	2011		2012		2013
	(thousands of pesos, except percentages)
Costs of operations(4)		200,089		227,948		227,182
Cost of improvements to concession		157,310		49,762		9,433
Depreciation and amortization		117,077		130,316		130,842
Other expense		16		4		0
Income from operations		212,066		241,563		324,698
Operating margin(1)		30.89%		37.19%		46.91%
Los Cabos:
Revenues:
Aeronautical services	Ps.	485,138	Ps.	543,341	Ps.	604,215
Non-aeronautical services		191,352		268,588		335,339
		676,490		811,929		939,554
Improvements to concession assets		366,186		173,878		13,872
Total revenues		1,042,676		985,807		953,427
Total costs		637,479		498,479		426,274
Costs of operations(4)		177,637		209,106		247,345
Cost of improvements to concession		366,186		173,878		13,872
Depreciation and amortization		93,048		115,384		165,055
Other expense		608		111		0
Income from operations		405,197		487,328		527,153
Operating margin(1)		38.86%		49.43%		55.29%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	423,820	Ps.	451,560	Ps.	460,433
Non-aeronautical services		142,293		159,754		166,496
		566,114		611,314		626,930
Improvements to concession assets		207,288		88,139		23,716
Total revenues		773,402		699,453		650,646
Total costs		497,407		401,100		346,353
Costs of operations(4)		175,741		194,550		195,946
Cost of improvements to concession		207,288		88,139		23,716
Depreciation and amortization		111,430		118,503		126,690
Other expense (income)		2,948		(92)		0
Income from operations		275,995		298,353		304,293
Operating margin(1)		35.69%		42.66%		46.77%
Hermosillo:
Revenues:
Aeronautical services	Ps.	149,920	Ps.	168,732	Ps.	173,831
Non-aeronautical services		26,034		31,790		40,139
		175,954		200,522		213,970
Improvements to concession assets		33,792		11,564		78
Total revenues		209,746		212,086		214,048
Total costs		146,517		143,766		127,888
Costs of operations(4)		74,274		88,279		84,360
Cost of improvements to concession		33,792		11,564		78
Depreciation and amortization		38,453		43,364		43,451
Other (income) expense		(2)		559		0
Income from operations		63,229		68,320		86,160
Operating margin(1)		30.15%		32.21%		40.25%
Guanajuato:
Revenues:
Aeronautical services	Ps.	135,946	Ps.	156,768	Ps.	163,010
Non-aeronautical services		31,053		34,987		40,808
		166,999		191,755		203,818
Improvements to concession assets		43,739		45,211		7,009
Total revenues		210,738		236,966		210,827
Total costs		152,526		162,998		128,6666
Costs of operations(4)		71,558		79,129		80,877
Cost of improvements to concession		43,739		45,211		7,009

	Subsidiary Operating Results
	Year ended December 31,
	2011		2012		2013
	(thousands of pesos, except percentages)
Depreciation and amortization		37,153		38,835		40,780
Other expense (income)		76		(177)		0
Income from operations		58,212		73,968		82,161
Operating margin(1)		27.62%		31.21%		38.97%
Other Airport Subsidiaries(2):
Revenues:
Aeronautical services	Ps.	304,697	Ps.	337,021	Ps.	355,385
Non-aeronautical services		54,664		60,956		68,221
		359,361		397,977		423,606
Improvements to concession assets		38,119		69,468		147,437
Total revenues		397,480		467,445		571,043
Total costs		400,893		455,345		549,449
Costs of operations(4)		239,790		258,167		272,450
Cost of improvements to concession		38,119		69,468		147,437
Depreciation and amortization		123,054		127,124		129,562
Other (income) expense		(70)		586		0
(Loss) income from operations		(3,413)		12,100		21,594
Operating margin(1)		(0.86)%		2.59%		3.78%
Other Subsidiaries(3):
Total costs		22,333		(16,852)		30,053
Costs of operations(4)		9,877		(30,310)		26,724
Depreciation and amortization		12,583		13,166		10,400
Other (income) expense		(126)		292		(7,453)
(Loss) income from operations		(22,335)		16,851		(30,053)
Total:
Revenues:
Aeronautical services	Ps.	3,077,927	Ps.	3,365,982	Ps.	3,616,616
Non-aeronautical services		824,580		1,008,452		1,170,492
		3,902,507		4,374,434		4,787,108
Improvements to concession assets		1,036,227		570,233		440,728
Total revenues		4,938,734		4,944,667		5,227,836
Total costs		3,102,714		2,831,165		2,854,659
Costs of operations(4)		1,316,931		1,432,369		1,538,149
Cost of improvements to concession		1,036,227		570,233		440,728
Depreciation and amortization		742,969		827,230		883,235
Other expense		6,587		1,333		(7,453)
Income from operations		1,836,020		2,113,502		2,373,177
Operating margin(1)		37.2%		42.7%		45.4%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports.
(3)	Other subsidiaries data reflects the results of operations of our administrative, operating and car parking services providers.
(4)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Summary Consolidated Operating Results
	Year ended December 31,
	2011		2012		2013
	Amount		Amount		Amount		% change
Revenues:
Aeronautical services	Ps.	3,077,927	Ps.	3,365,982	Ps.	3,616,616	7.4%
Non-aeronautical services		824,580		1,008,452		1,170,492	16.1%
		3,902,507		4,374,434		4,787,108	9.4%
Improvements to concession assets		1,036,227		570,233		440,728	(22.7)%
Total revenues		4,938,734		4,944,667		5,227,836	5.7%
Operating costs:
Cost of services		986,938		1,060,002		1,128,951	6.5%
Technical assistance fees		136,191		155,072		171,470	10.6%
Concession taxes		193,802		217,295		237,728	9.4%
Depreciation and amortization		742,969		827,230		883,235	6.8%
Other expense (income)		6,587		1,333		(7,453)	(659.1)%
Cost of improvements to concession assets		1,036,227		570,233		440,728	(22.7)%
Total costs		3,102,714		2,831,165		2,854,659	0.8%
Income from operations		1,836,020		2,113,502		2,373,177	12.3%
Finance income (cost)
Interest income, net		14,692		759		(54,922)	(7336.2)%
Exchange gain (loss), net		22,626		(14,782)		3,763	(125.5)%
Net finance (cost) income		37,318		(14,023)		(51,159)	264.8%
Income before income taxes		1,873,338		2,099,479		2,322,018	10.6%
Income tax expense		261,758		327,449		75,788	(76.9)%
Consolidated net income		1,611,580		1,772,030		2,246,230	26.8%
Other operating data (unaudited):
Operating margin(1)		37.2%		42.7%		45.4%
Net margin(2)		32.6%		35.8%		43.0%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

Revenues

Total revenues for 2013 increased 5.7%, from Ps. 4,944.7 million in 2012 to Ps. 5,227.8 million in 2013, due to an increase of Ps. 250.6 million in aeronautical services revenues and an increase of Ps.162.0 million in non-aeronautical services revenues. This was partially offset by a Ps.129.5 million decrease in revenues from improvements to concession assets as a result of the committed investments outlined in our Master Development Programs, which for 2013 were less than the corresponding amounts in 2012.

Aeronautical services revenues increased 7.4%, from Ps. 3,366.0 million in 2012 to Ps. 3,616.6 million in 2013, primarily due to an 8.9% increase in passenger traffic compared to 2012, a 0.1% increase in the Mexican Producer Price Index excluding petroleum and a 2.25% increase in specific tariffs as of April 2013. Revenues from passenger charges increased 8.9% or Ps.251.2 million primarily driven by a 9.0% increase in passengers that paid passenger charges and the increase in specific tariffs as of June 2013. During 2013, revenues from aircraft landing and parking fees increased 3.9%, or Ps. 12.6 million, while revenues from the leasing of spaces to airlines for ticket counter, airport security and back office space and complementary services increased 5.8%, or Ps. 9.5 million. The increase in aeronautical revenues was partially offset by a decrease in revenues from operations of airbuses and passenger walkways which declined a combined Ps. 22.6 million, due to the fact that we stopped providing these services directly as of November 2012, whereupon they were taken over by a third-party provider.

Non-aeronautical services revenues for 2013 increased Ps. 162.0 million, or 16.1%, from Ps. 1,008.5 million in 2012 to Ps. 1,170.5 million in 2013. The primary factor influencing the change in non-aeronautical revenues from 2012 to 2013 was the Ps. 115.0 million increase in businesses operated by third parties, which was principally derived from increases in revenues from leasing of space, car rentals, food and beverage operations, retail operations, duty free operations, communications services and time share developers. This increase in non-aeronautical revenues was partially offset by a decrease in other commercial revenues of Ps. 38.4 million, mainly due to a one-time payment to us of Ps. 31.7 million, which we received in 2012 for contract assignments that did not recur in 2013. In addition, revenues from the businesses operated by us increased by Ps. 88.9 million, mainly driven by car parking charges, revenues related to the operation of the baggage screening systems, VIP lounges, convenience stores and advertising.

Revenues from improvements to concession assets in 2013 decreased Ps. 129.5 million, or 22.7%, from Ps. 570.2 million in 2012 to Ps. 440.7 million in 2013. The main factor that determines the change in revenues from improvements to concession assets from 2012 to 2013 was a decrease in our commitments under the Master Development Programs for 2013. During 2013, the main commitments of improvements to concession assets included: (i) the expansion of the terminals at the Guadalajara, La Paz, Mexicali and Los Cabos airports, and (ii) the adaptation of the Tijuana terminal for the international bridge and the construction of the bridge.

Revenues by Airport

Total revenues at most of our airports increased, mainly due to the increase in aeronautical services revenues.

At the Guadalajara airport, revenues increased by 14.3% or Ps. 242.4 million, from Ps. 1,693.3 million in 2012 to Ps. 1,935.7 million in 2013 (revenues increased 8.7% or Ps.135.4 million taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased 7.5% or Ps. 91.5 million, from Ps. 1,221.9 million in 2012 to Ps. 1,313.4 million in 2013, due to a Ps. 105.8 million or 9.5% increase in passenger charges driven by a 9.6% increase in passenger traffic and a 2.25% increase in tariffs due to inflation. The increase in aeronautical revenues was partially offset by a decrease in revenues from the operation of airbuses and passenger walkways, which declined a combined Ps. 14.2 million due to the fact that we stopped providing these services directly as of November 2012, whereupon they were taken over by a third-party provider. Non-aeronautical revenues increased 12.9% or Ps. 43.9 million, from Ps. 339.2 million in 2012 to Ps. 383.1 million in 2013, primarily due to a Ps. 19.0 million increase in revenues from businesses operated by third parties, such as leasing of space, food and beverage operations, car rentals and retail operations. Revenues from business lines operated by us increased Ps. 24.9 million, principally as a result of increased revenues from car parking charges, revenues related to the operation of the baggage screening systems, advertising and VIP lounges. Revenues from improvements to concession assets increased Ps. 106.9 million (an increase of 8.7% taking into account only revenues from aeronautical and non-aeronautical services).

At the Tijuana airport, revenues increased by 6.6% or Ps. 42.6 million, from Ps. 649.6 million in 2012 to Ps. 692.2 million in 2013, mainly due to a 12.2% or Ps. 59.6 million increase in aeronautical revenues, from Ps. 486.7 million in 2012 to Ps. 546.3 million in 2013 (revenues increased 13.8% taking into account only revenues from aeronautical and non-aeronautical services). This increase was due to an increase in passenger charges of Ps. 50.0 million as well as in revenues from landing and aircraft parking charges, which together increased Ps. 8.9 million. Non-aeronautical revenues increased by 20.5% or Ps. 23.2 million, from Ps. 113.2 million in 2012 to Ps.136.4 million in 2013, primarily due to an increase of Ps. 17.5 million from business lines operated by us, including car parking, VIP lounges and advertising. In addition, revenues from business lines operated by third parties increased Ps. 9.6 million, including from leasing of space, food and beverage operations, retail operations, car rentals and leasing of duty free stores. These increases were offset by a decrease of Ps. 3.8 million in revenues related to the operation of the baggage screening systems, due to reductions in use of this service by some airlines during select months of 2013. Revenues from improvements to concession assets decreased Ps. 40.3 million.

At the Los Cabos airport, revenues decreased by 3.4% or Ps. 32.4 million, from Ps. 985.8 million in 2012 to Ps. 953.4 million in 2013, mainly due to a decrease of Ps. 160 million in revenues from improvements to concession assets (revenues increased 15.7% or Ps. 127.6 million taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 11.2% or Ps.60.9 million, from Ps. 543.3 million in 2012 to Ps. 604.2 million in 2013, due to an increase in passenger charges of Ps. 55.4 million, driven by a 12% increase in total passenger traffic and the 2.25% increase in tariffs due to inflation. Non-aeronautical revenues increased by 24.8% or Ps. 66.7 million, from Ps. 268.6 million in 2012 to Ps. 335.3 million in 2013, primarily due to a Ps. 70.6 million increase in revenues from business lines operated by third parties, including leasing of space, food and beverage operations, car rentals, leasing of space to time share developers and duty free operations, as well as a Ps. 31.8 million increase in revenues from business lines operated by us, including convenience stores, revenues related to the operation of the baggage screening systems, advertising and VIP lounges. This increase was partially offset by a decrease of Ps. 38.3 million in other commercial revenues due to a one-time payment to the Company of Ps. 31.7 million in 2012 for contract assignments that did not recur in 2013.

At the Puerto Vallarta airport, revenues decreased by 7.0% or Ps. 48.9 million, from Ps. 699.5 million in 2012 to Ps. 650.6 million in 2013, mainly due to a decrease of Ps. 64.4 million in revenues from improvements to concession assets (revenues increased by 2.6% or Ps. 15.6 million taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 1.9% or Ps. 8.8 million, from Ps. 451.6 million in 2012 to Ps. 460.4 million in 2013, due to an increase in passenger charges of Ps. 12.9 million caused by a 2.8% increase in passenger traffic and a 2.25% increase in tariffs due to inflation, whereas revenues from landing and aircraft parking charges increased a combined Ps. 1.0 million. Non-aeronautical revenues increased by 4.2%, or Ps. 6.7 million, from Ps. 159.8 million in 2012 to Ps. 166.5 million in 2013, primarily due to increased revenues from business lines operated by us of Ps. 9.0 million, including revenues related to the operation of the baggage screening systems, as well as a Ps. 5.9 million increase in revenues from businesses operated by third parties, including retail operations, leasing of space to time share developers and other commercial spaces. This increase in non-aeronautical revenues was partially offset by a Ps. 8.1 million decrease in revenues from duty free operations, car rentals, leasing of space, advertising and car parking charges.

At the Hermosillo airport, revenues increased by 0.9% or Ps. 1.9 million, from Ps. 212.1 million in 2012 to Ps. 214.0 million in 2013, primarily due to an increase in aeronautical revenues resulting from a 3.2% increase in passenger traffic and a 2.25% increase in tariffs related to inflation (revenues increased 6.7%, or Ps. 13.5 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 3.0% or Ps. 5.1 million, from Ps. 168.7 million in 2012 to Ps. 173.8 million in 2013. Non-aeronautical revenues increased by 26.3% or Ps. 8.3 million, from Ps. 31.8 million in 2012 to Ps. 40.1 million in 2013, primarily due to a Ps. 5.7 million increase in revenues from business lines operated by us related to the operation of the baggage screening systems, advertising and VIP lounges, as well as due to a Ps. 2.6 million increase in revenues from business lines operated by third parties was primarily the result of leasing of space, food and beverage operations, car rentals, other commercial revenues and financial services. The increase in aeronautical and non-aeronautical revenues was partially offset by a decrease of Ps. 11.5 million in revenues from improvements to concession assets in 2013 as compared to 2012.

At the Guanajuato airport, revenues decreased by 11.0% or Ps. 26.2 million, from Ps. 237.0 million in 2012 to Ps. 210.8 million in 2013, mainly due to a decrease of 84.5% or Ps. 38.2 million in revenues from improvements to concession assets from Ps. 45.2 million in 2012 to Ps. 7.0 million in 2013 (revenues increased 6.3%, or Ps. 12.0 million taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 4.0% from Ps. 156.8 million in 2012 to Ps. 163.0 million in 2013, mainly due to a 5.0% increase in passenger traffic and a 2.25% increase in tariffs related to inflation. Non-aeronautical revenues increased by 16.6% or Ps. 5.8 million, from Ps. 35.0 million in 2012 to Ps. 40.8 million in 2013. This increase is a result of a Ps. 3.7 million increase in revenues from businesses operated by us, including increases in advertising and revenues related to the operation of the baggage screening systems, as well as a Ps. 2.2 million increase in revenues from businesses operated by third parties associated with the leasing of space, car rentals and communications services.

Revenues at our other 6 airports increased by 22.2% or Ps. 103.6 million, from Ps. 467.4 million in 2012 to Ps. 571.0 million in 2013, mainly due to an increase of 112.1%, or Ps. 77.9 million from Ps. 69.5 million in 2012 to Ps. 147.4 million in 2013, in revenues from improvements to concession assets (revenues increased 6.4%, or Ps. 25.6 million taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues at these airports increased by 5.4% or Ps.18.4 million, from Ps. 337.0 million in 2012 to Ps. 355.4 million in 2013, mainly due to a 5.9% increase in passenger traffic and a 2.25% increase in tariffs, due to inflation. Non-aeronautical revenues increased by 11.8% or Ps. 7.2 million, from Ps. 61.0 million in 2012 to Ps. 68.2 million in 2013, primarily due to a combined Ps. 4.7 million increase in leasing of space and communications services, as well as an increase in business lines operated by us of Ps. 2.5 million, mainly from revenues from car parking charges and advertising.

Total Costs

Cost of Services

Cost of services, which is comprised of employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps. 68.9 million, or 6.5%, from Ps. 1.0 billion in 2012 to Ps. 1.1 billion in 2013. Other costs increased 40.4% or Ps. 64.0 million mainly due to higher professional services fee primarily due to higher legal expenses. Safety, security and insurance expenses increased 9.0%, or Ps. 14.4 million, due to the outsourcing of certain of our check-point staff, the implementation of additional security measures required by airport authorities related to checking for liquids carried by boarding passengers and outsourcing the operation of the new baggage screening system equipment at our airports to a third party. Utility expenses increased 1.7%, or Ps. 2.4 million, mainly due to an increase in electricity rates and higher consumption of electricity as a result of the expansion of our terminals, the operation of new baggage screening system equipment, in part related with the fulfillment of our Master Development Programs during 2013. Maintenance expenses increased 0.1% or Ps. 0.2 million mainly due to routine maintenance on runways, security equipment, machinery and equipment, in addition to major maintenance undertaken in certain operational areas. This increase was partially offset by a 3.0% or Ps. 12.0 million decrease in employee costs, mainly due to the to the outsourcing of certain of our check-point staff and the personnel responsible for operating our airbuses and walkways.

The main airport that contributed to the increase in the cost of services for 2013 was the Los Cabos airport. The cost of services at our Los Cabos airport increased from Ps. 149.4 million in 2012 to Ps. 181.1 million in 2013, or 21.2%, mainly as a result of the increase in electricity consumption due to the operation of the new terminal building, and the costs and expenses incurred by our direct operation of the convenience stores. In addition, we experienced, at the corporate level, an increase of Ps. 30.4 million, or 45.1%, in professional fees, reflecting an increase in fees for legal defense, corporate consulting and the evaluation of new businesses.

Technical Assistance Fee and Concession Tax

The technical assistance fee increased 10.6%, or Ps. 16.4 million, from Ps. 155.1 million in 2012 to Ps. 171.5 million in 2013. This increase was mainly due to an increase in our consolidated income from operations, which is used to calculate this fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP”.

As a result of increased revenues (excluding revenues from improvements to concession assets as they do not form part of income for purposes of the government concession tax), government concession taxes increased 9.4%, from Ps. 217.3 million in 2012 to Ps. 237.7 million in 2013.

Depreciation and Amortization

Depreciation and amortization increased 6.8% or Ps. 56.0 million, from Ps. 827.2 million in 2012 to Ps. 883.2 million in 2013, mainly due to the growth in infrastructure resulting from our fulfillment of our Master Development Programs and our commitment to provide better services to our clients. The amortization of concessions did not fluctuate materially.

Cost of improvements to concession assets

Cost of improvements to concession assets in 2013 decreased Ps. 129.5 million, or 22.7%, from Ps. 570.2 million in 2012 to Ps. 440.7 million in 2013. The primary factor influencing the decrease in cost of improvements to concession assets from 2012 to 2013 was the change in amounts allocated in our Master Development Programs for 2013 as compared to 2012.

Operating Costs by Airport

Operating costs at our airports increased by Ps. 23.5 million or 0.8% mainly due to the 6.5% increase in cost of services and the 6.8% increase in other expenses. The increases in cost of services, other expenses and items such as amortization of concessions and technical assistance fees were mostly offset by a Ps. 129.5 million or 22.7% decrease in the cost of improvements to concession assets described above.

Operating costs for the Guadalajara airport were Ps. 878.9 million in 2013, a 12.9% or Ps. 100.6 million increase from the Ps. 778.3 million recorded in 2012. This increase was primarily due to a 80.9% or Ps. 107.0 million increase in the cost of improvements to concession assets from Ps. 132.2 million in 2012 to Ps. 239.2 million in 2013. The increase was partially offset by a Ps. 2.2 million decrease in the cost of services, mainly in employee costs, utilities and advertising commissions, as well as a Ps. 4.2 million decrease in depreciation and amortization (operating costs decreased Ps. 6.4 million or 1.0% without including the cost of improvements to concession assets).

Operating costs for the Tijuana airport decreased Ps. 40.6 million or 9.9%, to Ps. 367.5 million in 2013 from Ps. 408.0 million in 2012. This decrease was due to a 81.0% or Ps. 40.3 million decrease in the cost of improvements to concession assets, from Ps. 49.8 million in 2012 to Ps. 9.4 million in 2013, and an increase of Ps. 0.5 million in depreciation and amortization (operating costs decreased 0.1% or Ps. 0.2 million without including improvements to concession assets).

Operating costs for the Los Cabos airport decreased 14.5% or Ps. 72.2 million, to Ps. 426.3 million in 2013 from the Ps. 498.5 million recorded in 2012. This decrease was mainly due to a 92.0% or Ps. 160.0 million decrease in the cost of improvements to concession assets from Ps. 173.9 million in 2012 to Ps. 13.9 million in 2013. This decrease was partially offset by a Ps. 38.1 million increase in the cost of services, mainly in maintenance, utilities, safety security and insurance and doubtful accounts, in addition to a Ps. 49.7 million increase in depreciation and amortization (operating costs increased 27.0% or Ps. 87.7 million without including improvements to concession assets).

Operating costs for the Puerto Vallarta airport decreased 13.6% or Ps. 54.7 million, to Ps. 346.4 million in 2013 from Ps. 401.1 million in 2012. This decrease was primarily due to a 73.1% or Ps. 64.4 million decrease in the cost of improvements to concession assets from Ps. 88.1 million in 2012 to Ps. 23.7 million in 2013, and Ps. 1.1 million decrease in the cost of services, mainly in doubtful accounts. The decrease was partially offset by a Ps. 8.2 million increase in depreciation and amortization (operating costs increased 3.0% or Ps. 9.5 million without including of improvements to concession assets).

Operating costs for the Hermosillo airport decreased 11.0% or Ps. 15.9 million, to Ps. 127.9 million in 2013 from the Ps. 143.8 million recorded in 2012. This decrease was due to a 99.3% or Ps. 11.5 million decrease in the cost of improvements to concession assets from Ps. 11.6 million in 2012 to Ps. 0.1 million in 2013. The cost of services decreased Ps. 4.9 million, mainly in maintenance and professional fees, and depreciation and amortization increased Ps. 0.1 million (operating costs decreased 3.3% or Ps. 4.4 million without including improvements to concession assets).

Operating costs for the Guanajuato airport decreased 21.0% or Ps. 34.3 million, from the Ps. 163.0 million recorded in 2012 to Ps. 128.7 million in 2013. This decrease was primarily due to a 84.5% or Ps. 38.2 million decrease in the cost of improvements to concession assets, from Ps. 45.2 million in 2012 to Ps. 7.0 million in 2013, and a Ps. 1.8 million decrease in the cost of services, mainly in employee costs and maintenance fees. The decrease was partially offset by a Ps. 2.0 million increase in depreciation and amortization (operating costs increased 3.3% or Ps. 3.8 million without including improvements to concession assets).

Operating costs for our 6 other airports increased 20.7% or Ps. 94.1 million, from the Ps. 455.3 million recorded in 2012 to Ps. 549.4 million in 2013. This increase was primarily due to a 112.1% or Ps.77.9 million increase in the cost of improvements to concession assets from Ps. 69.5 million in 2012 to Ps. 147.4 million in 2013. Additionally, the cost of services increased Ps.14.8 million, and depreciation and amortization increased Ps. 2.4 million (operating costs increased 4.2% or Ps. 16.1 million without including improvements to concession assets).

Income from Operations

Operating income increased 12.3%, or Ps. 259.7 million, from Ps. 2.1 billion in 2012 to Ps. 2.4 billion in 2013. This increase was due to higher revenue in 2013, which was partially offset by increases in expenses. Our operating margin increased 270 basis points, from 42.7% in 2012 to 45.4% in 2013 (taking into account only the sum of aeronautical and non-aeronautical revenues, the operating margin increased 130 basis points from 48.3% to 49.6% in 2013).

Income from Operations by Airport

Operating margin is calculated by dividing income from operations at each airport by total revenues for that airport. Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta international airports, which handle the majority of our international passengers. Operating margins at our Tijuana International Airport historically have been lower than at our other principal airports because the maximum rates applicable to aeronautical services provided at our Tijuana International Airport are lower than those applicable to our other principal airports. This is because the amortization of our concession relative to the level of revenues is much higher at our Tijuana International Airport than at our other principal airports due to the fact that the original concession value assigned to the Tijuana International Airport was proportionately higher.

Operating income for the Guadalajara airport increased by 15.5% or Ps. 141.8 million, from Ps. 915.0 million in 2012 to Ps. 1,056.8 million in 2013, mainly due to an increase in aeronautical and non-aeronautical revenues of Ps. 135.4 million. Additionally, operating costs decreased Ps. 2.2 million and depreciation and amortization decreased Ps. 4.1 million. The operating margin increased 56 basis points, from 54.0% to 54.6% (operating margin increased 368 basis points from 58.6% to 62.3%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Tijuana airport increased by 34.4% or Ps. 83.1 million, from Ps. 241.6 million in 2012 to Ps. 324.7 million in 2013, primarily due to a slightly greater increase in aeronautical and non-aeronautical revenues as a result of an increase in passenger traffic then the corresponding increase in operating costs. The operating margin increased 972 basis points from 37.2% to 46.9% (operating margin increased 729 basis points to 40.3% from 47.6%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Los Cabos airport increased by 8.2% or Ps. 39.9 million, from Ps. 487.3 million in 2012 to Ps. 527.2 million in 2013, primarily due to the increases in aeronautical and non-aeronautical revenues. The operating margin increased 587 basis points from 49.4% to 55.3% (operating margin decreased 390 basis points to 60.0% from 56.1%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Puerto Vallarta airport increased by 2.0% or Ps. 6.0 million, from Ps. 298.3 million in 2012 to Ps. 304.3 million in 2013, mainly due to an increase in aeronautical and non-aeronautical revenues as a result of the increase in passenger traffic greater than the corresponding increase in operating costs. The operating margin increased 411 basis points from 42.7% to 46.8% (operating margin decreased 27 basis points to 48.8% from 48.6%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Hermosillo airport increased by 26.2% or Ps. 17.9 million, from Ps. 68.3 million in 2012 to Ps. 86.2 million in 2013, primarily due to an increase in the aeronautical and non-aeronautical revenues. The operating margin increased 804 basis points from 32.2% to 40.3% (operating margin increased 620 basis points from 34.1% to 40.3%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Guanajuato airport increased by 11.1% or Ps. 8.2 million, from Ps. 74.0 million in 2012 to Ps. 82.2 million in 2013, primarily due to an increase in the aeronautical and non-aeronautical revenues. The operating margin increased 776 basis points from 31.2% to 38.9% (operating margin increased 174 basis points from 38.6% to 40.3% taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for our 6 other airports increased by 78.5% or Ps. 9.5 million, from Ps. 12.1 million in 2012 to Ps. 21.6 million in 2013. The change in operating income was primarily due to a higher percentage increase in the sum of aeronautical and non-aeronautical revenues as compared to our fixed costs.

Finance income (cost)

Our finance cost decreased by Ps. 37.2 million in 2013 with respect to 2012, from an expense of Ps. 14.0 million in 2012 to an expense of Ps. 51.2 million in 2013. Interest income went from income of Ps. 0.8 million in 2012 to an expense of Ps. 54.9 million in 2013, which represented a net change of Ps. 55.7 million, due to: (i) a decrease of Ps. 21.3 million in the capitalization of interest on bank loans in 2013, (ii) a Ps. 30.8 million decrease in the price of Pemex bonds, classified as Fair Value Through Profit or Loss (FVTPL) and (iii) a Ps. 3.6 million decrease in interest gains due to lower interest rates. This increase was partially offset by a reduction in the exchange rate loss that went from a loss of Ps. 14.8 million in 2012 to a gain of Ps. 3.8 million in 2013, resulting in a net reduction of Ps. 18.6 million. This effect occurred due to the 0.4% devaluation of the Mexican peso versus the U.S. dollar during 2013, while during 2012, the Mexican peso appreciated 6.9%.

Income Taxes

As compared with 2012, income taxes decreased Ps. 251.7 million, from Ps. 327.4 million in 2012 to Ps. 75.8 million in 2013. Income taxes for 2013 principally consisted of the following: (i) current income tax expense for the year of Ps. 653.6 million, an increase of Ps. 101.8 million from 2012 to 2013 mainly due to a 10.6% increase in income before taxes, which was offset by: (ii) a deferred income tax benefit of Ps. 577.8 million, due to an increase of Ps. 353.5 million in 2013 associated, primarily, with the 2014 Tax Reform effects regarding the tax rate change applied over our concession and other acquired rights. Our effective tax rate decreased from 16% for 2012 to 3% in 2013, due primarily to changes in tax rates and the elimination of the IETU as a result of the 2014 Tax Reform.

Net Income

Net income increased by 26.8% or Ps. 474.2 million, from Ps. 1.8 billion in 2012 to Ps. 2.2 billion in 2013, mainly due to the Ps. 259.7 million increase in operating income, and the Ps. 251.7 million decrease in income taxes. Our net margin increased from 35.8% in 2012 to 43.0% in 2013 (net margin increased to 46.9% from 40.5%, taking into account the sum of aeronautical and non-aeronautical revenues only).

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

Non-aeronautical services revenues for 2012 increased Ps. 183.9 million, or 22.3%, from Ps. 824.6 million in 2011 to Ps. 1,008.5 million in 2012. The primary factor influencing the change in non-aeronautical revenues from 2011 to 2012 was a combined Ps. 118.3 million increase in our duty-free operations, recovery of costs revenues, car parking and advertising revenues. The increase in duty-free operations revenue was mainly due to the opening of the new Terminal 2 in the Los Cabos airport, where a new duty-free contract was entered into, which included a one-time payment of Ps. 26.6 million (which under the contract cannot be returned to the tenant under any circumstances) as well as higher rents than those paid by the previous tenant. The increase in revenues is related to the operation of the baggage screening systems which began in the fourth quarter of 2011. The increase in car parking is due to the increase in passenger traffic as well as the new parking fee structure implemented at the beginning of 2012. The increase in advertising is the result of the fact that since May 2011 we have been directly operating the advertising at all of our airports. Additionally, during 2012, our leasing of space to time share developers, food and beverages, car rentals and VIP lounges (lounges operated directly by us) contributed a combined increase of Ps. 49.2 million as compared to 2011.

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

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we did not incur any significant indebtedness until 2007. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our Master Development Programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2011, 2012 and 2013, we used Ps. 1.0 billion, Ps. 1.1 billion and Ps. 1.2 billion, respectively, of our cash balances for the payment of dividends.

At December 31, 2011, 2012 and 2013, we had Ps. 2.1 billion, Ps. 1.7 billion and Ps. 2.2 billion of cash and cash equivalents, and Ps. 278.3 million, Ps. 433.6 million and Ps. 410.4 million of financial investments held for trading purposes, respectively. In 2013 we obtained new funds through a bank loan of Ps. 488.2 million for use in connection with our capital expenditures in 2013. We believe our working capital and resources expected to be generated from operations, in conjunction with the proceeds from our credit agreements, will continue to meet our present operating requirements.

Cash Flows

In 2013, we generated Ps. 3.0 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: (i) dividend payments of Ps. 907.5 million on April 25, 2013 and Ps. 302.5 million on November 27, 2013, (ii) capital expenditures of approximately Ps. 192.7 million in machinery, equipment and improvements to our airport facilities, and (iii) share repurchases of approximately Ps. 276.7 million in shares.

In 2012, we generated Ps. 2.7 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: (i) dividend payments of Ps. 847.5 million on May 31, 2012 and Ps. 282.5 million on November 1, 2012, (ii) a capital reduction of Ps. 870.0 million, and (iii) capital expenditures of approximately Ps. 193.3 million in machinery, equipment and improvements to our airport facilities.

In 2011, we generated Ps. 2.3 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: (i) dividend payments of Ps. 780.0 million on May 31, 2011 and Ps. 255.1 million on November 29, 2011, (ii) capital expenditures of approximately Ps. 238.8 million in machinery, equipment and improvements to our airport facilities, and (iii) a repurchase of Ps. 777.5 million in shares.

Indebtedness

On December 9, 2009, our Guanajuato, Guadalajara, Hermosillo and Puerto Vallarta airports entered into unsecured credit agreements with cross guarantees provided by the individual airports with Banamex and HSBC for Ps. 325.7 million from each institution, for a total of Ps. 651.4 million. The loans accrue interest at a variable TIIE rate plus 350 basis points, with principal and interest to be paid quarterly for a period of seven years. Under these contracts with both banks, the airports have to comply with the following covenants, among others: (i) limitation on the use of proceeds for the financing of capital expenditures and working capital, (ii) do not constitute, assume or permit that any obligation exist on any of its goods (iii) restrictions on the incurrence of other debt by any subsidiary of each airport receiving disbursements, if any, (iv) prohibition on the merger of the airport receiving the disbursement (or any of its subsidiaries) with any other company, (v) prohibition on the sale or transfer of assets from each airport receiving a disbursement in an amount greater than Ps. 1.0 million, unless the sale occurs in the regular course of business, (vi) maintenance of certain financial ratios and (vii) prohibition of dividends or reimbursement of capital if the airports are unable to fulfill their obligations under the credit agreement.

The fair value of our hedging derivative financial instrument was an asset of Ps. 4.5 million as of December 31, 2011, of Ps. 1.0 million as of December 31, 2012 and of Ps. 0.3 million as of December 31, 2013.

In connection with the loans entered into on December 9, 2009, each of those airports entered into a cash flow hedge with Banamex to hedge interest rate risk, which sets a ceiling of 7% on the TIIE, stipulated in the loan agreements (representing the strike price of the hedge), which when added to the 350 basis points established in the loan agreements and the related hedge agreement, results in an effective maximum interest rate of 10.50%. The effective date of the hedge begins in the fourth year of the related debt agreement and extends to the end of the term of the debt. This hedge applies to both loans issued by Banamex and HSBC. On December 10, 2013, we made a prepayment of Ps. 61.6 million on both loans. Additionally, on February 4, 2014 we prepaid the outstanding balance of Ps. 217.6 million of the loans in full. Therefore, the hedge for the loans is no longer applicable or necessary.

On May 26, 2011, we entered into an additional line of credit for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance working capital and capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012, for a total amount of Ps. 1.0 billion with HSBC, represented by unsecured credit agreements with cross guarantees provided by the individual airports. The loans bear interest at the variable 28-day TIIE rate plus 165 basis points and require quarterly principal and interest payments over a period of seven years. During 2011 and 2012, a total of Ps. 913.1 million was disbursed under the line of credit, the remaining Ps. 110.8 million was not disbursed.

On June 6, 2011, we entered into an additional line of credit for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports, to finance working capital and capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012, for a total amount of Ps. 551.4 million with Banamex, represented by unsecured credit agreements with cross guarantees provided by the individual airports. The loans bear interest at the variable 91-day TIIE rate plus 135 basis points for the 2011 disbursements and at the variable 91-day TIIE rate plus 143 basis points for the 2012 disbursements. The loan requires quarterly principal and interest payments over a period of seven years from the date of the disbursement. Ps. 355.1 million in funds from this line were disbursed on different dates during 2011. The remaining Ps. 196.3 million was to be disbursed during 2012. However, on March 16, 2012, Banamex notified the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports that based on article 294 of Mexico’s Negotiable Instruments and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito) and pursuant to clause XXIV of the credit agreement entered into with these airports, Banamex would not make any future disbursements outlined in clause V of the credit agreement. On November 7, 2012, the Company notified Banamex that the remaining balance of the loan would be prepaid. Ps. 77.9 million of the remaining balance was prepaid on December 7, 2012 and Ps. 105.3 million was prepaid on December 23, 2012. A final payment was made on January 11, 2013 for Ps.104.6 million, for a total of Ps. 287.8 million; thereby repaying the loan balance in full. With these payments the loans were completely liquidated. This prepayment was financed by a new loan from BBVA Bancomer for the Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports for Ps. 287.8 million, which was contracted on November 23, 2012 and which bears interest at the variable 91-day TIIE rate plus 120 basis points and requires quarterly principal and interest payments for a period of seven years. This is an unsecured credit agreement with crossed guarantees between the airports receiving the credit.

On April, 2013, we entered into an additional loan for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports for Ps. 459.4 million, which bears interest at the variable 91-day TIIE rate plus 133 basis points and requires quarterly principal and interest payments for a period of seven years. This is an unsecured credit agreement with cross guarantees between the airports receiving the credit. During 2013, a total of Ps. 305.4 million was disbursed under the line of credit; the remaining Ps. 154.0 million will be disbursed during 2014.

As of December 31, 2013, we were in compliance with all covenants stipulated by these credit agreements.

Capital Expenditures

Under the terms of our concessions, each of our subsidiary concession holders is required to present a Master Development Program for approval by the Ministry of Communications and Transportation every five years. Each Master Development Program includes investment commitments (including capital expenditures and improvements) applicable to us as the concession holder for the succeeding five-year period. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions.

In December 2009, the Ministry of Communications and Transportation approved our Master Development Programs for each of our airports for the 2010 to 2014 period. This 5-year program will be in effect from January 1, 2010 until December 31, 2014.

The table below sets forth our historical capital expenditures. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For the 2011, 2012 and 2013, the total of our investments allocated but unpaid were Ps. 276.4 million, Ps. 163.6 million and Ps. 135.4 million, respectively.

Capital Expenditures

Year ended December 31,	(thousands of pesos) (1)
2013	Ps.	686,270
2012		979,014
2011		1,255,036

(1)	Expressed in nominal pesos.

In 2013, we spent Ps. 686.3 million on capital expenditures, principally for expansion and remodeling of terminal buildings and improvements to runways and aprons at the Guadalajara, Los Cabos, Tijuana, La Paz and Manzanillo airports. In 2012, we spent Ps. 979.0 million on capital expenditures, principally for terminals, and runways and aprons. In 2011, we spent Ps. 1.3 billion on capital expenditures, principally for terminals, equipment for the inspection of checked baggage, runways and aprons. On December 15, 2011, we established two trusts to set aside the financing needs for the expansion of the main terminal at our Tijuana airport and for the new Terminal 2 at our Los Cabos airport, respectively. The funds set aside in these trusts were used exclusively to make payments for work on each of the projects; as of December 31, 2013, the related expansion projects at the Tijuana and Los Cabos airports were concluded and as a result, the funds were released. See “Item 4, History and Development of the Company – Master Development Programs” for more detail on our historical capital expenditures.

During 2011, 2012 and 2013, 38.1%, 19.7% and 17.3%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and from the indebtedness described above.

Share Repurchase Program

At the General Ordinary Shareholders’ Meeting held on April 16, 2013, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 640 million for the twelve months following April 24, 2013. From September 2013 to February 2014, we purchased 5,345,053 shares at an average price of Ps. 67.66 for Ps. 359.3 million. These shares represent 0.9% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 16, 2012, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 280.0 million for the twelve months following April 16, 2012. No shares, however, were repurchased during 2012. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 473.5 million for the twelve months following April 27, 2011. During that period we purchased 10,061,800 shares at an average price of Ps. 47.06 for Ps. 473.5 million. These shares represent 1.8% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held July 22-25, 2010, a stock buy-back program for Series B shares was approved under the Mexican Securities Law rules, for a maximum amount of Ps. 1.0 billion from July 25, 2010 to April 27, 2011. During that period we purchased 20,217,600 shares at an average price of Ps. 45.20 for Ps. 913.8 million. These shares represent 3.6% of our total outstanding shares. In the aggregate, as of December 31, 2013, we held 34,406,892 shares in our treasury worth approximately Ps. 1.7 billion, at an average price of Ps. 48.36 per share; as of March 31, 2014, we held 35,624,453 shares, at an average price of Ps. 49.03 per share.

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

Income Taxes

In conformity with IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At year-end for 2011, 2012 and 2013, we recorded, within the deferred income tax asset, an estimated amount of recoverable asset tax paid Ps. 345.0 million, Ps. 335.3 million and Ps. 291.7 million, respectively, based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. As a result of changes in Mexican tax law (see “Item 5, Operating and Financial Review and Prospects – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring on 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports, and for GAP itself, which has ten years to apply its tax loss. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Based on our financial projections, up to December 31, 2013, we recognize deferred income taxes based on that expectation. In 2011, 2012 and 2013, we reduced the recoverable income taxes paid on dividends for a total amount of Ps. 0.6 million, Ps. 0.2 million and Ps. 0.5 million, respectively, as we did not believe we would recover those amounts in future years. Every year we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

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

Recently Issued Accounting Standards

New or revised International Financial Reporting Standards:

Standard	Effective as of
Investment Entities (Amendments to IFRS 10 – Consolidated Financial Statements, IFRS 12 – Disclosure of Interests in Other Entities, and IAS 27 – Consolidated and Separate Financial Statements)	January 1, 2014
Amendments to IAS 32 – Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 21 – Levies	January 1, 2014
IFRS 9 – Financial Instruments	January 1, 2017
Amendments to IFRS 9 and IFRS 7 – Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2016

Following is a summary of these standards; for a full description see Note 31 in our consolidated financial statements.

Investment Entities (Amendments to IFRS 10 – Consolidated Financial Statements, IFRS 12 – Disclosure of Interests in Other Entities, and IAS 27 – Consolidated and Separate Financial Statements)

The amendments to IFRS 10, IFRS 12 and IAS 27 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Amendments to IAS 32 – Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

IFRIC 21 – Levies

IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets and those for which the timing and amount of the levy is certain. The interpretation covers the accounting for outflows imposed on entities by governments (including government agencies and similar bodies) in accordance with laws and/or regulations. However, it does not include income taxes (see IAS 12 – Income Taxes), fines and other penalties, liabilities arising from emissions trading schemes and outflows within the scope of other standards.

IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The interpretation clarifies that economic compulsion and the going concern principle do not create or imply that an obligating event has occurred.

IFRIC 21 provides the following guidance on recognition of a liability to pay levies:

•	The liability is recognized progressively if the obligating event occurs over a period of time.

•	If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

IFRS 9 – Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 include the following:

•	All recognized financial assets that are within the scope of IAS 39 – Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other profit or loss and other comprehensive income, with only dividend income generally recognized in profit or loss of the year.

•	With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other profit or loss and other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other profit or loss and other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

At the date of this report, we have not fully assessed the effects of adopting these new standards and amendments on our consolidated financial information.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013.

	Payments due by period
Contractual Obligations	Total		Less than 1 year(4)		1-3 years		3-5 years		More than 5 years
	(in millions of pesos)
Master Development Programs (1)(5)	Ps.	253.7	Ps.	253.7		N/A		N/A		N/A
Purchase Obligations (2)		47.0		47.0		N/A		N/A		N/A
Bank Loans		1,854.5		637.6		560.2		477.7		178.9
Interest from Bank Loans (6)		248.8		88.5		105.4		47.4		7.5
Operating Lease Obligations (3)		33.3		9.0		16.9		7.40		N/A

Total	Ps.	2,505.8	Ps.	1,045.9	Ps	. 740.9	Ps	. 532.6	Ps	. 186.5

(1)	Figures expressed in constant pesos as of December 31, 2007 based on the Mexican Producer Price Index, construction sector, materials, equipment rental and fees sector segment (Índice Nacional de Precios al Productor, sector construcción, materiales, alquiler de maquinaria y remuneraciones).
(2)	Reflects a minimum fixed annual payment of U.S.$ 4.0 million required to be paid under our technical assistance agreement. The agreement expires on August 25, 2014 (but is subject to automatic renewal for another 5-year period), therefore the annual payment reflected only considers 8 months. For the peso calculation we assume an average exchange rate of Ps. 12.72 per U.S.$ 1.00 and an annual U.S. inflation rate of 1.5%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2013.
(5)	In the fifth year of the Master Development Programs (2014), a negotiation will take place with the Ministry of Communications and Transportation to determine the new Master Development Program commitments for the subsequent five-year period (2015-2019).
(6)	For the interest calculations, we determined the interest payments using a fixed interest rate of 8.52% for the loans contracted in 2007, using an estimated rate of 8.37% for the loans contracted in 2009, an estimated rate of 7.13% for the loans contracted in 2011, an estimated rate of 6.83% for loans contracted in 2012 and an estimated rate of 5.55% for loans contracted in 2013. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness”.

Item 6.	Directors, Senior Management and Employees

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

At our April 16, 2013 General Shareholders’ Meeting, several changes were approved to the composition of our board of directors, including the ratification of one new member. The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain resolutions adopted at our Corporate Shareholders’ Meetings”.

Name	Title	Director since	Age	Alternate
Eduardo Sánchez Navarro Redo*	Chairman and Director (AMP)	April 16, 2012	68	José Vicente Corta Fernández
Francisco Javier Marín San Andrés	Director (AMP)	August 1, 2001	55	Rodrigo Marabini Ruíz
Carlos Francisco del Río Carcaño	Director (AMP)	April 16, 2012	64	José Manyuel Aísa Mancho
Julián Fernández Rodes	Director (AMP)	April 16, 2013	35	Carlos Laviada Ocejo
Joaquin Vargas Guajardo **	Director (Independent)	April 16, 2012	60	—
Álvaro Fernández Garza****	Director (Independent)	February 26, 2014	46	—
Angel Losada Moreno**	Director (Independent)	April 16, 2012	59	—
Roberto Servitje Achutegui**	Director (Independent)	April 16, 2012	60	—
Enrique Luis Castillo Sánchez Mejorada**	Director (Independent)	April 16, 2012	57	—
Carlos Cárdenas Guzmán**	Director (Independent)	September 22, 2011	63	—
Eduardo J. Gallastegui Armella***	Director (Appointed by Grupo México)	July 25, 2010	57	—

*	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
**	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
***	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.
****	Provisional Director appointed by the Board of Directors, subject to ratification at the Shareholders Meeting on April 23, 2014.

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

Francisco Javier Marín San Andrés. Francisco Javier Marín San Andrés was elected to the Company’s board of directors on August 1, 2001, as a director nominee. He is Director General of Aena Aeropuertos, S.A. He is also Managing Director of Aena Internacional, a member of the Board of the engineering company INECO, and a member of the Boards of the Mexican Company Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. He joined Aena in 1991 and he has occupied different executive posts since then, including Director General of Air Navigation, Director of Corporate Development and Director General of Aena Internacional, a subsidiary company that manages Aena’s activity abroad. He has also served in various positions at the Technical University of Madrid, in the Directorate General of Civil Aviation, in the Experimental Centre of Eurocontrol in Paris, and in the business group Indra. He has a Degree in Aeronautical Engineering from the Universidad Politécnica of Madrid, a Master’s Degree in Financial Management from the Official Chamber of Commerce and Industry of Madrid and he has completed an Executive Management Program (PADE) at the IESE Business School.

Carlos Francisco del Río Carcaño. Mr. del Río Carcaño was elected to the Company’s board of directors on April 16, 2012, as a director nominee. Mr. del Río Carcaño is the Managing Director of International Concessions at Abertis, headquartered in Barcelona, Spain. As part of a recent reorganization within the Abertis Group, Mr. del Río has assumed responsibility for several motorways in Argentina, Colombia, the United Kingdom and the United States of America. This change reflects the Group’s current emphasis on international growth. Additionally, Mr. del Río has retained responsibility for the remaining airports of the Abertis Airports division located in Jamaica, Mexico and Chile. Abertis Airports includes a portfolio of 29 airports in 7 countries, including the United Kingdom, the United States of America, Sweden and Colombia, as well as in Jamaica, Mexico and Chile. Before joining Abertis Airports in 2007, Mr. del Río served as the CEO of the Company. Prior to 2001, Mr. del Río was Director General of Control y Montajes Industriales CYMI S.A., President of CAE ASIA in Singapore, Executive Director of ENELEC in Portugal, and Non Executive Director of DYCTEL and MAKIBER, all subsidiaries of ACS Group. Mr. del Río received a telecommunications engineering degree from ETSIS Madrid.

Julián Fernández Rodes. Mr. Fernández Rodes was elected to the Company’s board of directors on April 16, 2013. He is a senior legal counsel for Abertis Infraestructuras, S.A. and has relevant experience in corporate and contract law in various European and American jurisdictions. He has advised Abertis in several high-profile transnational deals in the recent past. He previously worked as an associate for an international law firm based in Spain and focused his practice on corporate and commercial law and national and cross-border M&A. He holds a degree from the Universidad Cardenal Herrera- CEU and has a Master’s Degree in Corporate Law from the Instituto de Empresa. He is a member of the Milan (Italy) and Alicante (Spain) bar associations.

Joaquin Vargas Guajardo. Mr. Vargas Guajardo was elected to the Company’s board of directors on April 16, 2012 as an independent director nominee. He is Chairman of the board of directors of Grupo MVS Comunicaciones, S.A. de C.V., which includes, among others, radio stations such as MVS News, EXA FM and La Mejor, as well as DISH satellite television services and the television channel 52MX. He currently serves on the board of directors of the following publically traded companies: Vitro, Grupo Financiero Santander and Medica Sur. He is also a member of the board of directors of El Universal newspaper and Costamex. He is also a board member of the Panamericana University, among others.

Álvaro Fernández Garza. Mr. Fernández Garza was elected to the Company’s board of directors on February 26, 2014 as a provisional director nominee. He serves as a General Manager of ALFA. He currently serves on the board of directors of Vitro, ALFA and CYDSA. He is also a member of the board of directors of the Universidad de Monterrey (UDEM) and the Museo de Arte Contemporaneo de Monterrey (MARCO). He holds a Bachelor´s Degree in Economics from the University of Notre Dame, a Master’s Degree in business administration from Instituto Tecnológico de Estudios Superiores de Monterrey and an MBA from Georgetown University.

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

Enrique Luis Castillo Sánchez Mejorada. Mr. Castillo Sánchez Mejorada was elected to the Company’s board of directors on April 16, 2012 as an independent director nominee. From May 2013, Mr. Castillo Sánchez Mejorada has acted as a Senior Partner at Ventura Capital Privado, S.A. de C.V. and since October 2013 he has served as Chairman of the Board at Maxcom Telecomunicaciones, S.A.B. de

C.V. From April 2011 to May 2013, Mr. Castillo Sánchez Mejorada was a Senior Advisor at Grupo Financiero Banorte, S.A.B. de C.V. (GFNorte). From October 2000 to March 2011, Mr. Castillo Sánchez Mejorada was the Chairman of the board and Chief Executive Officer of Ixe Grupo Financiero, S.A.B. de C.V., a Mexican financial holding company that merged into GFNorte in April 2011. In addition, Mr. Castillo Sánchez Mejorada was the president of the Mexican Banking Association (Asociación de Bancos de México) from March 2007 to March 2009. Currently, Mr. Castillo Sánchez Mejorada serves as an independent director on the boards of (i) Grupo Herdez, S.A.B. de C.V., a Mexican holding company for the manufacture, sale and distribution of food products; (ii) Alfa, S.A.B. de C.V., a Mexico-based holding company that, through its subsidiaries, is engaged in the petrochemical, food processing, automotive and telecommunication sectors; (iii) Organización Cultiba, S.A.B. de C.V. (formerly Grupo Embotelladoras Unidas, S.A.B. de C.V.), a Mexico-based holding company primarily engaged in the beverages industry; (iv) Médica Sur, S.A.B. de C.V., a Mexico-based company engaged in the hospital business; (v) Southern Copper Corporation, a world-class mining and metallurgical company, that produces and commercializes copper and by-products thereof. Mr. Castillo Sánchez Mejorada holds a Bachelor’s degree in Business Administration from the Universidad Anáhuac in Mexico City, Mexico.

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our board of directors since 2011. He also serves as President of our Audit Committee. Mr. Cárdenas is a Certified Public Accountant with a degree from the Universidad Autonoma de Guadalajara and a Master’s Degree in Tax Law from the Universidad Panamericana (IPADE). He is a retired partner of Ernst & Young Mexico after 39 years of active service. He also currently serves on the Boards of Directors and Audit Committees of numerous large Mexican Companies, including as: i) Secretary and former president of The American British Cowdray Medical Center, I.A.P., ii) Board member and Audit Committee President of CHG-MERIDIAN México, S.A.P.I. de C.V., iii) Board member of Reaseguradora Patria, S.A.B., and iv) Statutory Auditor of General de Seguros, S.A.B. He is also a member of several business and professional associations; most notably, as President of the Mexican Institute of Certified Public Accountants (IMCP) for 2012 – 2013.

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

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Fernando Bosque Mohíno	Chief Executive Officer	January 1, 2011	60
Raúl Revuelta Musalem	Chief Financial Officer	June 6, 2013	37
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	61
Miguel Aliaga Gargollo	Investor Relations and Public Relations Officer	May 8, 2006	44
Jorge Luis Valdespino Rivera	Director of Human Resources and Quality Control	August 21, 2006	50
Tomás Enrique Ramírez Vargas	Director of Commercial Activities	August 1, 2013	33
José Ignacio Ascacíbar Martínez	Director of Technical Operations	April 1, 2010	49

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

Raúl Revuelta Musalem. Mr. Revuelta was named our Chief Financial Officer in June 2013. Since September 2009, Mr. Revuelta had served as Director of Commercial Activities. He has broad experience in the federal concessions industry. Mr. Revuelta joined our team in January 2006 as the Aeronautical Revenue and Airport Marketing Manager. Prior to that, he served as the Head of Finance at the Ministry of Communications and Transportation’s Privatization Unit (UACE) for six years. Mr. Revuelta holds a Bachelor’s Degree in Economics from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

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

Tomas Enrique Ramírez Vargas. Mr. Ramírez was named our Director of Commercial Activities in August 2013. He joined the Company in 2007 as the Commercial Development Manager and has previous experience in route development and infrastructure concessions. Mr. Ramírez holds a Bachelor’s Degree in Management and Finance from the Universidad Panamericana and a MBA through a joint program by the ITESM and the Thunderbird School of Global Management.

José Ignacio Ascacíbar Martínez. Mr. Ascacíbar was named our Director of Technical Operations in April 2010. Mr. Ascacíbar holds a degree in Aeronautical Engineering from the Universidad Politécnica de Madrid, as well as an MBA from the Instituto de Empresa in Madrid, a Certificate in Business Development from IESE in Madrid, a Masters in Airport Operations from ETSIA in Madrid and a Certificate in European Studies from C.I.F.E. in Madrid. In 1989, Mr. Ascacíbar began his career at Iberia, Líneas Aéreas de España, S.A., where he was Manager of Flight Programs. In 1995, Mr. Ascacíbar was the Director of Information Systems at Aeropuertos Españoles de AENA, in addition to being a member of Aeropuertos Españoles’ Executive Committee.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

For 2013, the aggregate compensation earned by our directors, alternate directors and executive officers was approximately Ps. 33.0 million, including compensation paid to the directors, alternate directors and executive officers of our operating subsidiaries (19 people in total). We have not established any pension, retirement or similar benefits or arrangements for these individuals. The compensation paid to our independent directors, including the director appointed by Grupo México, amounted to Ps. 4.1 million in 2013. These directors receive a base annual compensation of US$44,100 for their service on our board of directors; additionally, our directors receive supplemental compensation of 17.5% of the base annual compensation for service as President of our Audit Committee, 10% of the base annual compensation for service as member of our Audit Committee and 5% of the base annual compensation for service as a member of our Acquisition Committee or our Compensation Committee. The directors elected by AMP do not receive compensation from GAP for serving on our board of directors.

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. Mr. Carlos Laviada Ocejo, who serves as an alternate director for our board of directors, is a general partner of Weston Hill Equity Holdings, L.P., a company holding more than 1% of our total capital stock (see “Item 7, Major Shareholders and Related Party Transactions —Major Shareholders”). None of our directors or executive officers is entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, should have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$ 3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the proprietary members of the Operating Committee are Fernando Bosque Mohíno, the chief executive officer who presides over the committee, Rodrigo Marabini Ruíz, Carlos Laviada Ocejo, Raúl Revuelta Musalem, the chief financial officer, Tomás Enrique Ramírez Vargas, director of commercial activities and José Ignacio Ascacíbar Martínez, director of technical operations. Carlos del Río Carcaño, Carlos Porrón Suárez and Eduardo Sánchez-Navarro Redo serve as alternates for Fernando Bosque Mohíno, Rodrigo Marabini Ruíz and Carlos Laviada Ocejo, respectively.

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

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. The committee is formed by two members and one alternate. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$ 400,000 and that any contract between us, on the one hand, and AMP or any of its related parties, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the members of the Acquisitions Committee are Carlos Laviada Ocejo and Joaquin Vargas Guajardo. Rodrigo Marabini Ruíz was elected to serve as an alternate member to Carlos Laviada Ocejo. A secretary has also been appointed who is not a member of the committee. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within its subject-matter ambit. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Rodrigo Marabini Ruíz and Álvaro Fernández Garza. Carlos del Río Carcaño was elected to serve as an alternate member to Rodrigo Marabini Ruíz.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated.

Employees

	December 31,
	2011	2012	2013(2)
Categories of activity:
Airport operations	720	583	537
Airport maintenance	138	133	144
Administration(1)	185	185	197
Geographic location:
Guadalajara	194	142	143
Tijuana	127	86	88
Los Cabos	88	80	84
Puerto Vallarta	107	76	77
Hermosillo	66	63	55
Guanajuato	66	62	51
La Paz	47	47	44
Mexicali	47	48	44
Aguascalientes	50	49	45
Morelia	57	56	48
Los Mochis	41	40	38
Manzanillo	36	35	33

Total(1)	1,043	901	878

(1)	Total at December 31, 2011, 2012 and 2013 includes 117, 117 and 128 employees, respectively, of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., our administrative services subsidiary located in Guadalajara.
(2)	As of April 10, 2014, CORSA employed 426 people, SIAP employed 369 people and Puerta Cero Parking, S.A. de C.V. employed 82 people.

As of December 31, 2013, 50% of our employees were non-unionized employees. The remaining 50% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to each one of our 12 airport subsidiaries; which is negotiated by the respective local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2012, we successfully renegotiated our collective bargaining agreement, thereby securing a favorable and productive work environment for our employees for 2013 and 2014. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During October 2014, we will be required to renegotiate the collective bargaining agreement.

We offer a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2011, 2012 and 2013, we made a total of Ps. 15.1 million, Ps. 15.3 million and Ps. 16 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 4, 2014.

	Number of Shares		Percentage of total share capital
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	—	84,150,000	—	15.00
Grupo México S.A.B. de C.V. (1)	142,490,472	—	25.40	—
Weston Hill Equity Holdings, LP (2)	34,939,447	—	6.23	—
Public (3)	299,420,081	—	53.37	—

(1)	Based on the Form 13D filed on April 2, 2014 by Grupo México.
(2)	Based on the Form 13D filed on January 16, 2014 by Weston Hill Equity Holdings, LP. Mr. Carlos Laviada Ocejo, who serves as an alternate director for our board of directors, is a general partner of Weston Hill Equity Holdings, L.P. In addition, Mr. Laviada Ocejo and his wife, Mrs. Laura Diez Barroso, are investors in CMA, which owns 33.33% of AMP (see “Item 4, Information on the Company —History and Development of the Company – Investment by AMP”).

(3)	Based on reports of beneficial ownership filed with the SEC, (i) Fidelity Management & Research Company beneficially owned less than 5% of our Series B shares as of April 4, 2014 compared to 5.1% as of May 31, 2010, (ii) Fidelity Management & Research, Inc. (U.K.) beneficially owned less than 5% of our Series B shares as of April 4, 2014 compared to 5.1% as of May 31, 2010, and (iii) Mondrian Investment Partners Limited beneficially owned less than 5% of our Series B shares as of April 4, 2014 compared to 5.68% as of January 5, 2011.

AMP holds all of our Series BB shares, representing 15% of our total share capital. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance — Voting Rights and Shareholders’ Meetings”. As of March 31, 2014, approximately 15.6% of our Series B shares were held in the form of ADSs. 76% of the holders of our ADSs (64 holders, including The Depository Trust Company) had registered addresses in the United States.

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

AMP’s shareholders have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, meanwhile: (i) the appointment of AMP’s representatives to our board of directors and board committees shall be made on a rotating basis; and (ii) any right of AMP regarding the appointment of our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be made, in principle, pursuant the unanimous consent of AMP’s shareholders. Other mechanisms exist in case unanimous consent is not obtained to avoid deadlocks that might affect our operations.

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

Pursuant to the technical assistance agreement and the participation agreement, AMP and its shareholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports. The agreements have initial terms of approximately 15 years, expiring on August 25, 2014. The technical assistance agreement automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. A decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). The agreement will only remain in effect if AMP continues to hold at least 7.65% of our capital stock. If the agreement does not remain in place, our management could change and due to the lack of technical assistance, our operations could be adversely and significantly affected. Certain of our shareholders have objected to the renewal of the agreement and legal proceedings have been commenced. For more detail information see Item “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. convokes Extraordinary Shareholders’ Meeting via irregular channels”.

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

In 2011, 2012 and 2013, we recognized expenses of Ps. 245,000 (U.S.$ 17,526), Ps. 1,315,000 (U.S.$ 101,075) and Ps. 1,496,000 (U.S.$ 114,211), respectively, that were paid to AMP. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps. 136.2 million (U.S.$ 9.8 million), Ps. 155.1 million (U.S.$ 11.9 million) and Ps. 171.5 million (U.S.$ 13.1 million) for 2011, 2012 and 2013, respectively.

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

In particular, one subsidiary of Grupo México, Infraestructura y Transportes México, S.A. de C.V. (“ITM”), filed a legal proceeding against us on November 4, 2011, seeking to void AMP’s ownership of our Series BB shares as granted by the participation agreement between AMP and us, which would result in the termination of AMP’s veto, appointment and other special rights. Additionally, ITM’s suit sought the repayment of all economic benefits conferred by us upon AMP during the period in which AMP has held our shares. We filed an initial reply in this proceeding on November 25, 2011. On March 7, 2012, we were notified by our external legal counsel that a ruling was issued in our favor, which found a lack of jurisdiction by the civil court due to the administrative nature of the claim. Although we received notice that this proceeding had concluded, a federal court later granted a direct amparo appeal that had been filed by Grupo México on June 6, 2012. Therefore, on July, 13 2012, the legal proceeding was recommenced in the appropriate federal civil court. On October 22, 2013 we filed briefs responding to the plaintiff’s arguments. As of the filing of this report, this proceeding is still pending.

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws null and void. The plaintiffs are Grupo México and its subsidiary ITM. On September 30, 2011, the court issued a favorable decision for the plaintiffs, and we appealed this decision. On February 25, 2013, we were notified that an intermediate appellate court had confirmed the lower court’s decision holding certain of our by-laws to be invalid. We filed a direct amparo appeal on March 19, 2013. On April 10, 2013, we were informed that the court ordered the suspension of the civil courts’ decisions, pending the resolution of our appeal. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our by-laws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance.

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

April 16, 2012 – Annual General Ordinary Shareholders’ Meeting

Following the annual General Ordinary Shareholders’ Meeting that took place April 16, 2012, we announced on June 4, 2012 that we had become aware of a lawsuit filed by Grupo México and its subsidiary ITM, seeking to have the resolutions with respect to items VII, VIII and IX, adopted at the April 16, 2012 Shareholders’ Meeting, declared null and void. The resolution for item VII relates to the appointment of members of the board of directors that represent 10% or more of our Series “B” shares; the resolution for item VIII relates to the appointment of members of the board of directors by Series “B” shareholders; and the resolution for item IX is related to the composition of the our board of directors. Similarly to the lawsuit filed by Grupo México following our April 27, 2011 shareholders’ meeting, this lawsuit relates to the limitations dictated by our bylaws, pursuant to which Grupo México was permitted to appoint only one director.

As a result of this lawsuit, a civil judge from the 16th Civil Court in Mexico City suspended the above-mentioned resolutions that had been adopted at the April 16, 2012 meeting. The decision bars the person appointed at the meeting to replace the second director proposed by Grupo México from participating in any event as a member of the board of directors. Additionally, one of our directors, Laura Diez Barroso Azcárraga, was barred from undertaking any functions as alternate to the chairman, Mr. Eduardo Sánchez Navarro Redo.

We have both responded to the lawsuit and appealed the decision regarding the suspension of the resolutions. The proceeding is continuing; however, the issues in this case will be resolved together with the trial seeking to nullify the resolutions of the Extraordinary Shareholders Meeting of 25 September 2012, as a result of a motion to join the related actions filed by GAP in the proceeding regarding the September 25 meeting. As a result of the amparo proceeding we commenced in the matter regarding the Extraordinary Shareholders Meeting of 25 September 2012, the claims in this proceeding cannot be resolved until a decision in the amparo is made. We cannot predict how these proceedings will be resolved. However, although Grupo México may have the right to appoint two directors, we consider the influence on our control and decisions to be limited.

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

In accordance with the approved capital reduction, we made a payment to Indeval (Institución para el Depósito de Valores), which was equivalent to Ps. 1.639281 per share outstanding, on October 3, 2012. However, after our payment to Indeval, Grupo México issued a press release announcing that the 50th Judge from the Mexico City Civil Court had issued a decision that ordered us to immediately and unconditionally suspend the resolution related to the capital reduction. As we were otherwise not properly notified by the court of the injunction, we thereby became aware of the lawsuit filed by Grupo México seeking the suspension of the resolutions adopted at the Extraordinary Shareholders’ Meeting held September 25, 2012. Despite not being notified by the competent court, and after we had complied with the resolutions and completed the required payment, we were then informed by Indeval that Indeval would suspend the disbursement of the funds deposited by us, as Indeval had been notified of this judicial injunction that presumably ordered us, not Indeval, to suspend the resolution related to the capital reduction. As of the date of this report, Indeval continues to hold the funds allocated for the capital reduction; we expect that Indeval will continue holding the funds until the injunction is resolved judicially.

We have answered the lawsuit and also appealed the decision regarding the suspension of the capital reduction approved at the Extraordinary Shareholders’ Meeting. Our appeal (Juicio de Amparo) seeks to lift the suspension of the resolutions adopted at the Ordinary Shareholders Meeting held in September, 2012. A resolution in the amparo proceeding is pending.

As a result of a successful motion to join filed by GAP, a decision in this proceeding will be made together with the matter regarding the Shareholders Meeting of April 16, 2012, due to the similarity of parties and claims. The matters, including the proceeding initiated against the injunction suspending the capital reduction, are still pending, and we cannot provide any assurance as to any outcome or the content of any final ruling.

April 16, 2013 – Annual General Ordinary Shareholders’ Meeting

Following the Annual General Ordinary Shareholders’ Meeting held on April 16, 2013, Grupo Mexico and its subsidiary ITM, filed a new lawsuit against the resolutions taken at such meeting. Grupo Mexico and ITM failed to obtain the requested injunction to suspend said resolutions. Additionally, we appeared in the proceeding but also filed an amparo. Both proceedings are pending.

We filed legal action against all the Mexican stock market brokers, seeking adherence to our bylaws

In accordance with the decision of the Mercantile Judge that instructs us and our directors and officers to take all necessary legal measures to maintain and protect our bylaws (as described above), on February 15, 2012 we initiated a lawsuit against all Mexican stock market brokers seeking to defend our bylaws.

On February 29, 2012, we were informed that the court issued preliminary injunctions that require all Mexican stock market brokers to:

1. Act in accordance with Mexican law, our bylaws and market regulations.

2. Uphold our bylaws, including Article X.

3. Not trade our shares for an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of our bylaws.

4. Not acquire or, in any way, negotiate transactions involving our shares for Grupo México, ITM or any other entity that forms part of their business conglomerate, or is related thereto, since these entities have made known that they own an amount of our shares that is in excess of the maximum allowed by Article X of our bylaws.

On December 14, 2012, the State of Jalisco’s Fifth Mercantile Court issued a new ruling that lifted the injunctions restricting Mexican stock market brokers. On January 3, 2013, we appealed the decision before the appropriate judicial authority, and on October 30, 2013, a final appellate court ratified the injunctions we had initially obtained.

Grupo México, S.A.B. de C.V. convokes Extraordinary Shareholders’ Meeting via irregular channels

On November 16, 2013, an Extraordinary Shareholders Meeting was convoked by means of a judicial order issued on November 12, 2013, by the 38th Judge for Civil Matters in the Federal District, upon a petition submitted by Grupo México. This Extraordinary Shareholders’ Meeting was to take place on December 3, 2013. The stated objective of the meeting was the possible approval of the non-renewal of the technical assistance agreement with AMP. We filed an amparo proceeding before the federal 6th Civil District Court for the First Circuit in order to halt the carrying out of the shareholders’ meeting, and a provisional suspension of the shareholders’ meeting was granted on November 27, 2013. In addition, we filed for an injunction against the meeting before the 10th Judge for Commercial Matters for the city of Guadalajara, Jalisco, from which we also received a favorable decision on November 29, 2013. Grupo México appealed this latter injunction, and they were successful in getting this injunction lifted on December 2, 2013. However, Grupo México did not appeal the November 27, 2013 injunction. Nonetheless, the Extraordinary Shareholders’ meeting did take place, in contravention of the court orders issued in respect of the amparo proceedings. On February 21, 2014, a Mexican federal final court of appeals declared as fully null and void the shareholders’ meeting that took place on December 3, 2013; as a result, all resolutions approved at this meeting were similarly declared null and void. This resolution is definitive and not appealable.

Ejido Participants at Tijuana, Guadalajara and Puerto Vallarta Airports

A portion of the lands comprising some of our airports were expropriated by the Mexican government pursuant to its power of eminent domain. Prior to their expropriation, some of these lands had been held by groups of individuals through a system of communal ownership of rural land known as an ejido. Certain of these former ejidos’ participants have asserted indemnity claims against the Mexican government challenging the expropriation decrees.

In the case of the Tijuana airport, our airport subsidiary has been joined in the proceedings challenging the 1970 expropriation decree, but only as an interested third party. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, it received a judgment in its favor. The current judgment calls for the restitution of 320 hectares of land, although the precise area affected has yet to be determined. Depending on which particular land parcel is to be returned, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations.

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

Similarly, in the case of the Guadalajara International Airport, two different ejidos commenced proceedings before an agrarian court (tribunal superior agrario) in 2009 against the Ministry of Communications and Transportation seeking to void the expropriation decree of 1975. In November 2010, the Third District Court for Administrative Matters and Labor found in favor of the ejidos. The ruling ordered the return of all expropriated property to the ejidos and declared as null and void the concession granted to us in 1998 specifically with respect to the land expropriated by the 1975 decree. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed the decision on November 10, 2011. On July 10, 2012, the court overturned the decision and remanded the proceedings in order to collect more material evidence. As of the date of this report, a final decision is still pending. In addition, on February 10, 2014, our Guadalajara airport received a notice from the agrarian court before which the ejido San José del Valle proceeding is pending, claiming approximately five hectares of the property comprising the airport area. While the initial hearing date was originally set for February 20, 2014, it has been postponed to May 15, 2014.

In September 2013, the Puerto Vallarta International Airport received three notifications of lawsuits related to the ejido Valle de Banderas, which claimed the invalidity of the expropriation by the Mexican Government of the land on which the airport is located. Participants of the ejido commenced three proceedings against us, the Puerto Vallarta Airport and various federal authorities for restitution or compensation in respect of 154 hectares of land comprising this airport. The claimants seek, among other things, to invalidate the expropriation decree issued on October 9, 1957 and, in two of the proceedings, are also seeking restitution of the land as they were not part of the expropriation decrees of October 9, 1957, August 20, 1990, November 24, 1993 and April 24, 1997. These lawsuits, are also seeking to, in part, void the concession granted to the airport. We attended the initial appointment on October 8, 2013, at which we obtained a deferral until December 2, 2013 due to the lack of formal notice. The proceeding was further delayed until January 24, 2014, at which time, the ejido ratified its demands. This proceeding is still ongoing.

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

Proceedings before the Mexican Tax Authority regarding asset tax

On December 31, 2003, we commenced two administrative proceedings before the Mexican Tax Authority seeking: (i) a reduction of the asset basis of, or the applicable rate for purposes of calculating asset tax liability on, our airport concessions, so that such base only includes 15% of the concession value; and (ii) an increase of the recovery period of any asset tax paid. Both proceedings seek to reduce our effective tax rate. Based on the advice of our tax advisors, our board of directors agreed during its meeting on April 29, 2004 to commence legal proceedings if the Mexican Tax Authority rejected our position. The Mexican Tax Authority eventually rejected our position, and we commenced proceedings in Mexican Federal Tax Court. In 2005, the tax court ruled that the Mexican Tax Authority to accept our method of calculating the asset tax base or grant us a specific tax benefit. The Mexican Tax Authority appealed this decision in federal court.

On May 12, 2006, the federal court with jurisdiction over six of our airports declared the appeal by the Mexican Tax Authority unfounded, finding that it was correct to base the asset tax applicable with respect to the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports only on 15% of the value of the concessions at those airports as requested by us (equivalent to AMP’s pro rata interest in those concessions as a result of AMP’s 15% interest in us). As a result of this resolution, on August 29, 2006, the Mexican Tax Authority issued a notice confirming this methodology for those airports. On September 1, 2006, the federal court with jurisdiction over our Guadalajara, Mexicali, Guanajuato, Los Cabos, Puerto Vallarta and Tijuana airports reached the same favorable decision; however, the Mexican Tax Authority appealed that decision.

As a result of the federal court decision and the final notice delivered to us by the Mexican Tax Authority with respect to our Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, in the last quarter of 2006 we recorded the effect of that decision, which resulted in an overall benefit of Ps. 208.6 million and which was recognized in the income statement as a reduction of the valuation allowance (see Note 14 of our audited consolidated financial statements). From 2007 to 2010, we received a refund of Ps. 158.5 million related to these airports, although Ps. 24.3 million were denied by the Mexican Tax Authority. This decision was appealed by us without a favorable outcome; therefore, there remains a pending balance of Ps. 25.8 million. At December 31, 2013, the balances in aggregate for all six airports were: (i) asset taxes of Ps. 51.9 million; and (ii) a valuation allowance of Ps. 26.1 million, representing the amount which we do not expect to recover.

In 2007, we petitioned the Mexican Tax Authority for a refund of the remaining taxes and interest we had overpaid with respect to the airports at Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo for the period between 2002 and 2006. The Mexican Tax Authority refused to refund certain outstanding amounts that we had previously paid for five airports. Consequently, we filed a claim to recover the amounts refused by the authorities.

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

On January 22, 2010, the Hermosillo International Airport filed a judicial annulment against the unfavorable court resolution that denied the recovery of the asset tax from the years 2005 and 2006. On October 25, 2013, we received favorable resolution; however the authority filed an appeal, which is pending resolution. The amount that remains pending is Ps. 27.3 million.

On June 5, 2009, our other six airports, the Guanajuato, Guadalajara, Mexicali, Los Cabos, Puerto Vallarta and Tijuana international airports received favorable resolutions in the second instance, allowing them to apply an asset tax base of only 15% of the value of the concessions, which represents the amount paid by AMP. The effect of this resolution was to force the lower court to review the case using the applicable tax laws. However, on May 20 and 24, 2011, we received certain resolutions related to a ruling issued on June 5, 2009. In these resolutions, the tax authority concluded that the airports have to calculate the asset tax base considering 100% of the assets utilized as part of their operations. Our management believes that these conclusions are based on improper arguments related to ownership percentages and apply tax consolidation rules that are not applicable to our airports. There are no additional instances to appeal this resolution. Based on the advice of certain of our external legal advisors, we do not believe that there are sufficient bases on which to recover the amounts paid and have therefore not recognized assets for such amounts in our audited consolidated statement of financial position.

Property tax claims by certain municipalities

We remain subject to ongoing property tax claims that have been asserted against us by the municipal authorities of Mexicali, Tijuana, Guadalajara, Hermosillo and Manzanillo for the payment of property taxes with respect to the property on which we operate our airports in those cities.

The municipality of Hermosillo has initiated efforts to survey the area of our Hermosillo airport in order to determine the amount of property taxes owed. We challenged their actions through administrative proceedings filed on July 30, 2013, October 16, 2013 and January 13, 2014. As of the date of this report, we have not received a decision in these proceedings.

On May 19, 2010, the municipality of Tlajomulco, the municipality in which our Guadalajara airport is located, delivered a notice to the airport in which it seeks payment of property taxes. The notice, however, was factually inaccurate with respect to a number of items including ownership of the property. As a result, the proceeding was properly commenced, and no further action on our part is needed at this time.

In the case of the Tijuana airport, the municipal authority issued a second property tax claim against the airport on June 8, 2005. The court then ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, while we await the final resolution of the underlying claims. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, a bond was issued by a financial institution on behalf of the Tijuana airport for Ps. 141.8 million (nominal pesos) in order to release the encumbrance. On March 25, 2008, the Tijuana airport received an initial ruling declaring null and void the tax claim by the municipal authority but upholding the right of the municipal authorities to assess property taxes over commercial areas. Although we appealed the ruling with respect to the assessment of property taxes over commercial areas, we also petitioned that the bond be refunded in the interim because the municipality did not appeal any matter in the resolution. Accordingly, on February 7, 2009, our line of credit for the issuance of the bond was cancelled. Our challenge to the second request is still pending. On October 20, 2010, the municipal authority of Tijuana issued a third request for the repayment of property taxes for 2000 through 2010. We and our legal counsel believe that this request for payment of taxes is not valid since local courts had already ruled the tax claims for the years 2005 and 2006 invalid. In conjunction with its third request, the Tijuana municipal authority requested that we make a full payment of the claimed taxes of Ps. 269.2 million within three days of receiving the request. The municipal authority also listed a number of assets that they believed could be seized if payment was not made. Because we and our legal counsel believe that this request for repayment is also invalid, we commenced legal proceedings against the municipal authority. The legal proceeding is currently pending. On February 7, 2013, the Tijuana municipal authority filed a fourth property tax claim for the period from 2008 to 2012 against the Tijuana airport in the amount of Ps. 15.2 million, demanding payment within three business days. On February 28, 2013, we began an annulment proceeding against the claim. On March 5, 2013 the authority established the amount to be guaranteed, and on March 8, 2013 we presented a bond to guarantee the amount claimed. This legal proceeding is also currently pending.

On February 21, 2013, the Mexicali municipal authority once again filed a property tax claim for the 2008-2012 period against the Mexicali airport in the amount of Ps. 0.3 million, demanding payment within three business days. We filed an annulment against this claim on March 12, 2013, where we presented a bond to guarantee this amount. This legal proceeding is also currently pending.

On February 26, 2013, municipal government of Manzanillo made certain inquiries and requested certain documents regarding the Manzanillo airport and its operation, in connection with their calculation of property taxes owed for commercial areas and the parking lot for the past five years. On March 20, 2013, the Manzanillo airport filed a lawsuit against the municipal government’s actions. As of the date of this report, this legal proceeding is pending, and we have not received any requirement for payment.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations because, should a court determine that these property taxes must be paid in response to any future proceedings.

Federal tax proceedings against La Paz, Morelia and Los Mochis airports

The Mexican Tax Authority (Servicio de Administración Tributaria, or “SAT”), in connection with its review for the 2005 year, sent us official notices in 2008 and 2009 stating that under its criteria the La Paz, Morelia and Los Mochis airports, among others, incorrectly applied the fiscal amortization rates with regard to the value of their concessions.

On February 12, 2010, the Morelia International Airport filed an administrative proceeding against the resolution issued by the tax authority that establishes that the Morelia International Airport applied a fiscal amortization rate in excess of its concession value. In August 2010, the tax authority required payment of the back taxes and ordered a temporary encumbrance of some of our assets to guarantee payment of any potential amounts owed. We paid a fine and secured a bond to guarantee the back taxes in order to avoid the temporary encumbrance. On October 5, 2011, the Morelia airport received an unfavorable ruling; therefore, on October 26, 2011, it filed an appeal on constitutional grounds against that unfavorable decision, which was partially ruled in favor of the airport in September 2012. Subsequently, the tax authority filed an appeal against this decision, which was resolved negatively for the airport on February 28, 2013. Accordingly, on March 14, 2013, we paid Ps. 2.9 million to the authority, after which this proceeding was concluded.

On October 3, 2011, the La Paz International Airport received a favorable decision in the first instance, which was appealed by the tax authority. On September 7, 2012, the Court issued a resolution in favor of the tax authority and remanded the case to the lower court with instructions to modify its decision based on the applicable law in 2005. On November 14, 2012, the lower court found in favor of the tax authority regarding the income tax, but found in favor of the airport, and found the fine to be invalid. The tax authority appealed the resolution about the fine. In February 2013, the La Paz airport paid the corresponding taxes according to the last resolution. In January 21, 2014, we received confirmation by the Court that the fine is invalid.

On October 3, 2011, the Los Mochis International Airport filed an appeal of the tax authority resolution establishing a fiscal amortization rate lower than we believe is applicable, which was concluded unfavorably for the airport in July 2012. As a result, the airport filed a legal proceeding in August 2012, which was denied in June 2013. As a result, this proceeding has concluded. We made the necessary tax adjustments, which has no impact on our results.

Renewal of Hotel Lease at Guadalajara International Airport

Coco Club was granted the right by the Mexican Airport and Auxiliary Services Agency to operate the following commercial space at our Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure at the airport, including the hotel itself. In September 1998, Coco Club transferred all of these rights to a third party, except for its right to operate the hotel for a period of 15 years from March 1993, in exchange for its obligation to construct such hotel. In May 2004, we recovered the right to operate the commercial areas previously operated by the third party that received its rights from Coco Club. Subject to the satisfaction of certain conditions, under the lease to operate the hotel, Coco Club was granted the right to renew the contract and continue operating the hotel for another 15-year period from March 2008 at below-market rates. Because we do not believe that Coco Club satisfied all such conditions, we did not renew the lease to operate the hotel. As a result, in April 2008 we initiated legal proceedings against Coco Club to declare the lease null and void due to Coco Club’s failure to satisfy all the conditions in the prior lease agreement. On October 31, 2011, we received a favorable decision for the return of the hotel to the airport. The decision was appealed by Coco Club on December 14, 2011. On October 19, 2012, the court ordered the eviction of Coco Club and instructed the airport to take possession of the hotel. However, on November 9, 2012, we were notified of a federal lawsuit filed by the operator of the hotel. Although we are in the process of taking the necessary steps to repossess the hotel, we will not be able to take possession of the hotel until this new proceeding is concluded.

Infractions of the Mexican Securities Law alleged by the CNBV

On April 25, 2011, we received a formal notice from the CNBV by which it initiated a proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s shareholders during 2010.

This notice was the first stage of an administrative proceeding required to impose a fine on us. On June 3, 2011, we exercised our right to appeal the determination of the CNBV and to file evidence to contest this determination.

On April 24, 2013, we were notified by the CNBV of the imposition of administrative sanctions for the alleged violations. We appealed the sanctions by means of an administrative proceeding before the Fiscal Federal and Administrative Justice Court on June 27, 2013. This appeal is pending.

We can provide no assurances as to what, if any, additional actions the CNBV may take as part of the administrative proceeding. Nor can we provide assurances that we will be successful in any subsequent legal actions we may take in response to the CNBV. If we are not successful in any subsequent legal actions that we may take, the maximum amount of the fine that could be levied against us for all alleged violations is approximately Ps. 31.1 million (approximately U.S. 2.4 million).

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps. 635.9 million (historical value) at December 31, 2013 (excluding reserve amounts corresponding to 2013 net income).

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under MFRS. Our subsidiaries, which prepare and report financial information under MFRS, are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Pacífico, S.A.B. de C.V. We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.

During 2013, dividends paid to non-resident holders with respect to our Series B shares and ADSs were not subject to Mexican withholding tax. However, due to the 2014 Fiscal Reform and thereafter, dividends paid to Mexican individuals or any foreign residents are subject to a 10% withholding tax.

The definition of dividend for this purpose includes, among others, in addition to declared dividends: (1) interest paid on preferred shares; (2) loans to shareholders and partners unless the loan is established for less than one year, incurred in the operations of the business and meets certain requirements; (3) payments that are considered non-deductible and benefit the shareholders; (4) amounts not recognized as a result of omissions of income or unrealized purchases; and (5) transfer pricing adjustments to income or expenses as a result of assessments by the tax authorities for related party transactions. The 10% distribution tax would also apply on distributions from a branch to the home office. A transitory provision limits the withholding tax on dividends to earnings generated in 2014 and subsequent years. For this purpose, the transitory provision refers to distributions from accumulated previously taxed earnings (CUFIN) as of 2013, being free of tax. Taxpayers will be required to maintain a separate CUFIN account for earnings after 2013. Because this withholding tax would be a tax on the shareholders under the Mexican Income Tax Law, treaty benefits should be available.

Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (retained against cumulative net income and payable by us) calculated on a gross-up basis by applying a factor of 1.4286 for 2013 and subsequent years. For 2013 and thereafter, the corporate tax rate is 30%. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date on which the dividend was paid.

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

We paid aggregate dividends of Ps. 1.04 billion in 2011, Ps. 1.13 billion in 2012 and Ps. 1.21 billion in 2013.

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

As of December 31, 2013, we had accumulated approximately Ps. 1.7 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax.

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

Year ended	U.S.$ per ADR(1)		Pesos per Series B Share
December 31,	Low	High	Low	High
2008	15.42	48.92	21.08	52.45
2009	13.95	32.68	21.57	42.23
2010	28.18	41.99	37.07	51.00

Year ended	U.S.$ per ADR(1)		Pesos per Series B Share
December 31,	Low	High	Low	High
2011	32.18	42.72	44.80	51.13
First Quarter	36.92	42.49	44.85	51.13
Second Quarter	39.43	42.72	46.25	50.51
Third Quarter	33.21	41.08	45.64	48.44
Fourth Quarter	32.18	35.66	44.80	47.90

Year ended	U.S.$ per ADR(1)		Pesos per Series B Share
December 31,	Low	High	Low	High
2012	34.13	62.58	44.00	74.70
First Quarter	34.51	39.23	46.77	51.00
Second Quarter	34.13	40.41	44.00	53.10
Third Quarter	34.87	43.62	49.59	55.00
Fourth Quarter	41.77	62.58	51.43	74.70

Year ended	U.S.$ per ADR(1)		Pesos per Series B Share
December 31,	Low	High	Low	High
2013	42.55	65.95	56.61	80.76
First Quarter	54.22	64.16	67.53	81.70
Second Quarter	41.45	66.19	55.41	80.40
Third Quarter	48.01	58.80	61.49	75.06
Fourth Quarter	48.74	54.57	63.36	70.63

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
November 2013	46.61	53.28	60.45	69.30
December 2013	51.21	54.57	66.81	70.63
January 2014	48.65	55.48	63.37	72.80
February 2014	51.88	54.04	68.86	72.21
March 2014	51.81	58.51	68.91	76.39
April 2014(2)	57.35	59.33	73.93	76.76

(1)	10 Series B shares per ADR.
(2)	As of April 14, 2014.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894 and in continuous operations since 1907, the Mexican Stock Exchange is organized as a Mexican corporation (sociedad anónima bursátil de capital variable) operating under a concession granted by the Ministry of Finance and Public Credit (SHCP). Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 10, 2014:

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

Dividends and Distributions

At our Annual Ordinary General Shareholders’ Meeting, the board of directors will submit to the shareholders for their approval our audited consolidated financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information – Dividends”. At the General Ordinary Shareholders’ Meetings held on April 27, 2011, we declared a dividend of Ps. 1.04 billion or Ps. 1.9231 per common share. The first dividend payment of Ps. 780.0 million was made on

May 31, 2011. The second dividend payment of Ps. 255.1 million was made on November 29, 2011. At the General Ordinary Shareholders’ Meeting held on April 16, 2012 we declared a dividend of Ps. 1.13 billion, or Ps. 2.1292 per common share. The first payment for that dividend in the amount of Ps. 847.5 million was made on May 31, 2012, and the remaining Ps. 282.5 million was paid on November 1, 2012. At the General Ordinary Shareholders’ Meeting held on April 16, 2013 we declared a dividend of Ps. 1.21 billion, or Ps. 2.2837 per common share. The first payment for that dividend in the amount of Ps. 907.5 million was made on April 25, 2013, and the remaining Ps. 302.5 million was paid on November 27, 2013.

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

As a part of the adoption of IFRS in 2012, the effects of inflation recognized in the Stockholders’ Equity under MFRS until December 31, 2007, were reclassified to retained earnings, as the cumulative inflation recognized under IFRS occurred during periods that were not considered to be hyperinflationary in IFRS. As a result, the effects of inflation for the common stock reduction of Ps. 297.5 million recorded under MFRS is presented as a reduction to retained earnings for IFRS purposes, which is the account where these effects were reclassified at the date of transition to IFRS (January 1, 2011).

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

At the General Ordinary Shareholders’ Meeting held on April 16, 2013, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 640 million for the twelve months following April 24, 2013. During the period from April 24, 2013 to March 31, 2014, we purchased 5,345,053 shares at an average price of Ps. 67.66 for Ps. 359.3 million.

At the General Ordinary Shareholders’ Meeting held on April 16, 2012, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 280.0 million for the twelve months following April 16, 2012. However, we did not make any repurchases during this period.

At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program for Series B shares was approved for a maximum amount of Ps. 473.5 million for the twelve months following April 27, 2011. Through the date of this report, we purchased 10,061,800 shares at an average price of Ps. 47.06 for Ps. 473.5 million. These shares represent 1.8% of our total outstanding shares. See “Item 16E, Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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

TAXATION

The following summary contains a description of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as entities treated as a partnership for U.S. federal income tax purposes or a partner in such partnership, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and investors holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United States of America (hereinafter “United States”) and the United Mexican States (hereinafter “Mexico”) as in effect on the date of this annual report on Form 20-F, including the provisions of The Convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, together with a related Protocols and Competent Authority Agreements, (hereinafter “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for federal tax purposes and that does not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it has its place of effective management or center of interests in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual’s significant center of interest. However, any determination of residence should take into account the particular situation of each person or legal entity. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

This summary does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares or ADSs (including a holder that controls the Company, an investor that holds 10% or more of the shares or ADSs or holders that constitute a group of persons for purposes of Mexican law that controls the Company or that holds 10% or more of the shares or ADSs, or a holder that is a resident of Mexico or that is a corporation resident in a tax haven (as defined in the Mexican Income Tax Law)). It also does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico.

In general, for U.S. federal income tax purposes, holders of ADSs are treated as the beneficial owners of the Series B shares represented by those ADSs. Accordingly, deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Taxation of Dividends

Mexican Tax Considerations

Under the Mexican Income Tax Law, dividends paid to Mexican individuals or any foreign residents are subject to a 10% withholding tax if paid from earnings generated during and after 2014, but are not subject to Mexican withholding tax if paid from earnings generated before 2014. Non-Mexican holders may be subject to withholding tax at reduced rates if they are eligible for benefits under an applicable tax treaty with Mexico.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally are includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and are not eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). To the extent that a distribution exceeds our current and accumulated earnings and profits, it is treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. Distributions, which are made in pesos, are includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars on the date of receipt. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions. Any gain or loss on a subsequent conversion or other disposition of the pesos generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Subject to certain exceptions for short-term and hedged positions, so long as certain holding period and other requirements are met, the U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the

United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 or 2013 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.

Subject to certain exceptions for short-term and hedged positions, Mexican withholding tax imposed on distributions with respect to Series B shares or ADSs will generally give rise to a foreign tax credit or deduction against U.S. federal income tax liability. For purposes of applying the foreign tax credit limitation, dividend distributions generally constitute foreign-source, passive category income (or in the case of certain U.S. holders, general category income). The use of foreign tax credits is subject to complex rules and limitations. U.S. holders are urged to consult their tax adviser whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Subject to applicable tax treaties, any gain on the sale of our Series B shares or ADSs by any holder is subject to a 10% withholding tax in Mexico on the net gain from the sale if the transaction is carried out through the Mexican Stock Exchange or other approved securities markets (including the NYSE), while gains from a sale in other circumstances will give rise to a 25% Mexican withholding tax on the gross proceeds realized from the sale. Alternatively, a non-Mexican holder may, subject to certain requirements, elect to pay taxes on the gains realized from the sale of ADSs or Series B shares on a net basis at a rate of 35.0%.

However, a U.S. holder that demonstrates its eligibility for benefits under the Tax Treaty will generally be exempt from Mexican tax on gains or gross proceeds from the sale or other disposition of the Series B shares or ADSs, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition. Gains and gross proceeds realized by other non-Mexican holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax on a sale or disposition of the Series B shares or ADSs in whole or in part. Such other non-Mexican holders should consult their own tax advisors as to their possible eligibility under an applicable treaty. A U.S. holder may be required to comply with certain requirements, including, among others, certifying or documenting its tax residence or filing certain information with the Mexican tax authority, in order to qualify for benefits under the Tax Treaty.

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder will generally recognize gain or loss in an amount equal to the difference between the amount realized for the shares and such U.S. holder’s tax basis in the Series B shares or ADSs (in U.S. dollars). Such gain or loss will generally be capital gain or loss. Gain or loss recognized by a U.S. holder on such sale or other disposition generally is treated as long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs had been held for more than one year. Long-term capital gain recognized by a non-corporate U.S. holder is taxable at reduced rates. The deduction of a capital loss is subject to limitations. A U.S. holder that receives non-U.S. currency from a sale or other disposition of the Series B shares or ADSs generally will recognize an amount equal to the U.S. dollar value of such non-U.S. currency on the date the shares are disposed of. A cash basis or electing accrual basis taxpayer will determine the U.S. dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale. If an accrual basis U.S. holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder will have a tax basis in any non-U.S. currency received in respect of the sale or other disposition of its Series B shares or ADSs equal to its U.S. dollar value calculated at the exchange rate in effect on the date of such sale or other disposition (or in the case of a cash basis or electing accrual basis taxpayer the exchange rate in effect on the date of the receipt).

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value-added taxes applicable to the ownership, transfer or disposition of the Series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the Series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the Series B shares or ADSs.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2011, 2012 and 2013, approximately 23.3%, 25.9% and 26.2%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2011, 2012 and 2013, 29.5%, 29.3% and 28.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 1.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2013, we estimate that our passenger charges revenues from international passengers would have increased by Ps. 13.7 million.

As of December 31, 2011, 2012 and 2013, 12.5%, 21.3% and 15.9%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2013, we estimate that the value of our cash and marketable securities would have increased by Ps. 41.0 million.

We did not have any relevant foreign currency indebtedness at December 31, 2011, 2012 and 2013. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2011, 2012 and 2013, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

Over the last three years, we have funded the majority of our capital expenditures with bank loans, and we expect to continue to do so. We have entered into bank loans bearing both fixed and variable interest rates. Our fixed-rate debt establishes a fixed interest rate of 8.52%, and the unpaid balance as of December 31, 2013 was Ps. 212.5 million. In 2009, we entered into bank loans bearing variable interest rates, which expose us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interés Interbancaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 3.5%). In order to hedge against such interest rate risk, in December 2009, we entered into a cash flow hedge with Banamex for a nominal amount of Ps. 372.2 million, which sets a ceiling of 7% on the TIIE, resulting in a maximum interest rate of 10.5%. The fair market value of this instrument as of December 31, 2013 was Ps. 0.3 million. This instrument would be in effect from December 2012 until January 2017; however, we made a Ps. 61.6 million prepayment of the loan in December 2013, and in February 2014, we prepaid the remaining balance of Ps. 217.6 million. With these payments these loans were paid in full, and as a result, the cash flow hedge will be terminated. In 2011, we entered into bank loans with HSBC and Banamex bearing variable interest rates, which expose us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates. HSBC charges interest at a rate based on the TIIE plus 1.65%. Banamex charges interest base on the TIIE plus 1.35% for the 2011 disbursements and 1.43% for 2012 disbursements. In August and November 2012, we entered into bank loans with BBVA Bancomer with an interest rate based on the TIIE plus 120 basis points. On April 10, 2013, we entered into bank loans with BBVA Bancomer with an interest rate based on the TIIE plus 133 basis points. We had approximately Ps. 1.0 billion in variable rate debt at December 31, 2013. For more information regarding our economic hedging transactions, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness”.

As of December 31, 2013, we paid Ps. 104.8 million of interest expense under variable interest rate loans, with an average TIIE rate of 3.9% plus basis points contracted as corresponding. Based upon a 100 basis points increase of the TIIE rate, we estimate that our interest expense would have increased by Ps. 10.5 million.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual New York Stock Exchange listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We did not receive any reimbursements from the depositary during 2011. We received U.S.$ 174,486.00 in reimbursements from the depositary during 2012. On January 31, 2014, we received U.S.$ 286,799 in reimbursements for expenses from 2013 from the depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive

Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2013. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2013.

Our independent registered public accounting firm, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited the internal control over financial reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 26, 2014 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the translation of the Company’s consolidated financial statements into English.

Galaz, Yamazaki, Ruíz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR ARTURO SÁNCHEZ BARRAGÁN
C.P.C. Salvador Arturo Sánchez Barragán
Guadalajara, Jalisco, Mexico
February 26, 2014

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), during the fiscal years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011		2012		2013
	(thousands of pesos)
Audit fees	Ps.	5,838	Ps.	6,053	Ps.	6,079
Audit-related fees		2,731		2,929		2,945
Tax fees		2,111		522		67
Other fees		1,364		1,430		1,287

Total fees	Ps.	12,044	Ps.	10,934	Ps.	10,378

Audit fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruíz Urquiza, S.C. in connection with the audit of our annual consolidated financial statements, the audit of the financial statements of certain subsidiaries and other statutory audit reports.

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

Shares repurchased by us pursuant to the share repurchase program

2013	(a) Total number of shares purchased(1) (2)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs(3)	(d) Approximate dollar value that may yet be purchased under the plans or programs (in million)
January 1-31	—	—	—	—
February 1-29	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	1,025,820	67.33	1,025,820	5.3
October 1-31	439,250	67.48	439,250	2.3
November 1-30	2,099,429	66.49	2,099,429	10.7
December 1-31	562,993	68.28	562,993	3.0

2013 Total	4,127,492	67.05	4,127,492	21.2

(1)	We do not repurchase our shares other than through the share repurchase program. Shares repurchased, if any, were purchased in open-market transactions.
(2)	During 2013 AMP did not buy any of our shares.
(3)	We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps. 473.5 million for the twelve months following the meeting. At the General Ordinary Stockholders’ Meeting held on April 16, 2012, a stock buy-back program was approved under Mexican Securities Law, for the maximum amount of Ps. 280.0 million for the twelve months following meeting. No shares were repurchased under the buyback program in 2012. At the General Ordinary Shareholders’ Meeting held on April 16, 2013, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps. 640 million for the twelve months following April 24, 2013.

As of December 31, 2011, 2012 and 2013, there was a total balance of 30,279,400, 30,279,400 and 34,406,892 repurchased shares, respectively, on our Consolidated Statements of Financial Position.

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

[1]	Reference to sections are references to sections of the New York Stock Exchange Listed Company Manual. Pursuant to Section 303A,00 therefore, foreign private issuers, such as us, are exempt from the corporate governance standards of the exchange, with certain exceptions.

NYSE Standards for Domestic Listed Companies[12]	Our Corporate Governance Practices

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

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ RAÚL REVUELTA MUSALEM
Name: Raúl Revuelta Musalem
Title: Chief Financial Officer

Dated: April 16, 2014

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2013 and 2012 and for

the Years Ended December 31, 2013, 2012 and

2011 and Report of Independent Registered

Public Accounting Firm Dated February 26,

2014

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting

Firm and 2013 and 2012 Consolidated Financial

Statements

Report of Independent Registered Public

Accounting Firm to the Board of Directors

and Stockholders of Grupo Aeroportuario

del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2012, and their results of operations, changes in their shareholders’ equity and their cash flows for the years ended December 31, 2013, 2012 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C.P.C. Salvador A. Sánchez Barragán

Guadalajara, Jalisco, Mexico

February 26, 2014

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(In thousands of Mexican Pesos)

	December 31, 2013		December 31, 2012
Assets
Current assets:
Cash and cash equivalents (Note 5)	Ps.	2,168,187	Ps.	1,663,683
Financial investments held for trading purposes (Note 6)		410,433		433,573
Trade accounts receivable – net (Note 7)		207,515		244,796
Recoverable taxes (Note 14.b)		82,846		114,369
Other current assets		3,106		2,747

Total current assets		2,872,087		2,459,168
Advance payments to suppliers		82,843		65,764
Machinery, equipment and improvements on leased buildings – net (Note 8)		873,541		951,465
Improvements to concession assets – net (Note 9)		5,002,667		4,810,150
Airport concessions – net (Note 10)		9,895,346		10,179,422
Rights to use airport facilities – net (Note 11)		1,213,792		1,270,490
Other acquired rights – net (Note 12)		581,781		598,481
Recoverable income taxes (Note 14.a)		269		1,861
Derivative financial instruments (Note 13)		340		1,045
Deferred income taxes – net (Note 14.e)		4,673,687		4,152,804
Other assets – net		38,247		42,987

Total	Ps.	25,234,600	Ps.	24,533,637

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(In thousands of Mexican Pesos)

	December 31, 2013		December 31, 2012
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term bank loans (Note 16.e)	Ps.	637,577	Ps.	555,925
Concession taxes payable		36,335		32,227
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 29)		102,394		85,321
Accounts payable (Note 15)		316,233		376,225
Taxes payable		23,765		19,621
Income taxes payable (Note 14)		95,850		63,392

Total current liabilities		1,212,154		1,132,711
Deposits received in guarantee (Note 7)		522,204		430,625
Employee benefits (Note 17)		70,632		60,290
Long-term bank loans (Note 16)		1,216,899		1,456,798

Total liabilities		3,021,889		3,080,424

Stockholders’ equity (Note 18):
Common stock		15,447,322		15,447,322
Legal reserve		635,914		553,477
Reserve for repurchase of shares		2,027,302		1,667,302
Repurchased shares		(1,664,034)		(1,387,302)
Retained earnings		5,766,207		5,172,414

Total stockholders’ equity		22,212,711		21,453,213

Total	Ps.	25,234,600	Ps.	24,533,637

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican Pesos, except per share amounts)

	2013		2012		2011
Revenues (Note 19):
Aeronautical services	Ps.	3,616,616	Ps.	3,365,982	Ps.	3,077,927
Non-aeronautical services		1,170,492		1,008,452		824,580
Improvements to concession assets		440,728		570,233		1,036,227

		5,227,836		4,944,667		4,938,734

Operating costs:
Cost of services (Note 20)		1,128,951		1,060,002		986,938
Technical assistance fees (Note 29)		171,470		155,072		136,191
Concession taxes (Note 1.a)		237,728		217,295		193,802
Depreciation and amortization (Note 21)		883,235		827,230		742,969
Cost of improvements to concession assets (Note 23)		440,728		570,233		1,036,227
Other (revenues) expenses – net		(7,453)		1,333		6,587

		2,854,659		2,831,165		3,102,714

Income from operations		2,373,177		2,113,502		1,836,020

Finance (cost) income – net (Note 24):
Interest income		124,223		122,078		108,445
Interest expense		(179,145)		(121,319)		(93,753)
Exchange gain (loss) – net		3,763		(14,782)		22,626

		(51,159)		(14,023)		37,318

Income before income taxes		2,322,018		2,099,479		1,873,338
Income tax expense (Note 14.c):
Current		653,565		551,760		480,523
Deferred		(577,777)		(224,311)		(218,765)

		75,788		327,449		261,758

Consolidated comprehensive income	Ps.	2,246,230	Ps.	1,772,030	Ps.	1,611,580

Weighted average number of common shares outstanding		530,061,831		530,720,600		537,755,093

Basic and diluted earnings per share (in Mexican Pesos, Note 3.q)	Ps.	4.2377	Ps.	3.3389	Ps.	2.9969

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican Pesos)

	Number of Shares	Common stock	Repurchased shares	Legal reserve	Reserve for repurchase of shares	Retained earnings	Total stockholders’ equity
Balances as of January 1, 2011	561,000,000	Ps. 16,019,823	Ps. (609,809)	Ps. 404,247	Ps. 1,000,000	Ps. 5,067,952	Ps. 21,882,213
Transfer of earnings to legal reserve (Note 18.g)	—	—	—	75,008		(75,008)	—
Reserve for repurchase of shares (Note 18.b)	—	—	—	—	387,302	(387,302)	—
Repurchase of 16,364,500 shares (Note 18.c)	—	—	(777,493)	—	—	—	(777,493)
Dividends declared and paid, Ps. 1.9231 pesos per share (Note 18.b)	—	—	—	—	—	(1,035,117)	(1,035,117)
Comprehensive income	—	—	—	—	—	1,611,580	1,611,580

Balances as of December 31, 2011	561,000,000	16,019,823	(1,387,302)	479,255	1,387,302	5,182,105	21,681,183
Transfer of earnings to legal reserve (Note 18.g)	—	—	—	74,222	—	(74,222)	—
Dividends declared and paid, Ps. 2.1292 pesos per share (Note 18.d)	—	—	—	—	—	(1,130,000)	(1,130,000)
Reserve for repurchase of shares (Note 18.d)	—	—	—	—	280,000	(280,000)	—
Capital distribution (Note 18.e)	—	(572,501)	—	—	—	(297,499)	(870,000)
Comprehensive income	—	—	—	—	—	1,772,030	1,772,030

Balances as of December 31, 2012	561,000,000	15,447,322	(1,387,302)	553,477	1,667,302	5,172,414	21,453,213
Transfer of earnings to legal reserve (Note 18.g)	—	—	—	82,437	—	(82,437)	—
Dividends declared and paid, Ps. 2.2837 pesos per share (Note 18.f)	—	—	—	—	—	(1,210,000)	(1,210,000)
Reserve for repurchase of shares (Note 18.f)	—	—	—	—	360,000	(360,000)	—
Repurchase of 4,127,492 shares (Note 18.f)	—	—	(276,732)	—	—	—	(276,732)
Comprehensive income	—	—	—	—	—	2,246,230	2,246,230

Balances as of December 31, 2013	561,000,000	Ps. 15,447,322	Ps. (1,664,034)	Ps. 635,914	Ps. 2,027,302	Ps. 5,766,207	Ps. 22,212,711

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican Pesos)

	2013		2012		2011
Cash flows from operating activities:
Consolidated net income	Ps.	2,246,230	Ps.	1,772,030	Ps.	1,611,580
Adjustments for:
Employee benefits		10,342		12,393		11,541
Bad debt expense		11,758		16,869		10,652
Depreciation and amortization		883,235		827,230		742,969
Net loss on derivative financial instruments – net		705		3,424		2,670
Interest expense on bank loans		115,612		102,136		57,220
Income tax expense		75,788		327,449		261,758

		3,343,670		3,061,531		2,698,390
Changes in working capital:
(Increase) decrease in:
Financial investments held for trading purposes		23,140		(155,224)		(44,434)
Trade accounts receivable		25,523		32,838		(9,009)
Recoverable income tax and other current assets		74,695		95,385		19,695
Recoverable income tax		1,592		(1,861)		23,022
Increase (decrease) in:
Concession taxes payable		4,108		(1,266)		6,702
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		17,073		13,871		6,666
Accounts payable		(13,057)		32,788		15,616
Taxes payable		4,144		805		387
Deposits received in guarantee		91,579		114,226		89,977

Cash generated by operating activities		3,572,467		3,193,093		2,807,012
Income tax paid		(607,754)		(531,819)		(550,294)

Net cash flows provided by operating activities		2,964,713		2,661,274		2,256,718

Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased buildings, improvements to concession assets and advance payments to suppliers		(686,270)		(979,014)		(1,255,036)
Cash flows from sales of machinery and equipment		677		4,251		4,032
Other investing activities		4,642		(9,022)		(2,466)

Net cash flows used in investing activities		(680,951)		(983,785)		(1,253,470)

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican Pesos)

	2013		2012		2011
Cash flows from financing activities:
Dividends declared and paid		(1,210,000)		(1,130,000)		(1,035,117)
Capital distribution		—		(870,000)		—
Repurchase of shares		(276,732)		—		(777,493)
Proceeds from bank loans		488,204		601,327		1,014,626
Payments on bank loans		(646,452)		(612,222)		(300,308)
Interest paid on bank loans		(134,278)		(137,921)		(118,753)

Net cash flows used in financing activities		(1,779,258)		(2,148,816)		(1,217,045)

Net increase (decrease) in cash and cash equivalents		504,504		(471,327)		(213,797)
Cash and cash equivalents at beginning of year		1,663,683		2,135,010		2,348,807

Cash and cash equivalents at the end of year	Ps.	2,168,187	Ps.	1,663,683	Ps.	2,135,010

Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets on account	Ps.	135,386	Ps.	163,644	Ps.	276,443

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

b.	Significant events

•	At an Ordinary General Stockholder’s Meeting held on April 16, 2012, the stockholders approved a dividend payment of Ps. 1,130,000 to be divided between each of the shares outstanding at the date of payment, excluding shares repurchased by the Company, in each date of payment in accordance with article 56 of Securities Market Law. The first dividend payment of Ps. 847,500 was made on May 31, 2012 and the second dividend payment of Ps. 282,500 was made on November 1, 2012, as mentioned in Note 18.d.

•	On August 2, 2012, the Company entered into an unsecured credit agreement with BBVA Bancomer, S.A. (BBVA Bancomer), with cross guarantees between the airports accredited for Ps. 242,747, for Bajio, Guadalajara, Hermosillo, Puerto Vallarta and San Jose del Cabo airports, which will be used to finance capital investments committed in the Master Development Plan (MDP) for the year 2012. The credit was disbursed at different dates, which are disclosed in Note 16.

•	On October 3, 2012, the Company made a payment for Ps. 870,000 of the capital reduction of Ps.1.639281 per outstanding share, which was approved at the Extraordinary General Stockholders’ Meeting on 25 September 2012, as disclosed in Note 18.e.

•	On November 23, 2012, the Company entered into an unsecured credit agreement with BBVA Bancomer with cross guarantees between the airports accredited for Ps. 287,799, for San Jose del Cabo, Puerto Vallarta, Guadalajara, Hermosillo and Bajio airports. The credit will be available at different dates, which are disclosed in Note 16.

•	On December 7 and 23, 2012, the Company paid in advance the outstanding balances of the credit loans disbursed on June 7, 2011 and December 23, 2011 for Ps. 77,910 and Ps. 105,329, respectively, relating to the credit agreement signing with Banco Nacional de México, S.A. (Banamex) on June 6, 2011.

•	On January 11, 2013, the Company paid in advance the outstanding balance of the credit loans disbursed on July 11, 2011, relating to the credit agreement signing with Banamex on June 6, 2011. This payment was made for Ps. 104,560, thereby this loan was paid in full.

•	On April 10, 2013, the Company entered into an unsecured credit agreement with BBVA Bancomer with cross guarantees between the airports of Ps. 459,350, for the Bajío, Guadalajara, Hermosillo, Puerto Vallarta and San Jose del Cabo airports, which will be used to finance capital investments committed in the MDP for the 2013 and 2014 periods. The credit was disbursed at different dates, which are disclosed in Note 16. On December 31, 2013 the Company has been disposed Ps. 305,354.

•	At an Ordinary General Stockholder’s Meeting held on April 16, 2013, the stockholders approved a dividend payment of Ps. 1,210,000 to be divided between each of the shares outstanding at the date of payment, excluding shares repurchased by the Company, in each date of payment in accordance with article 56 of Securities Market Law. The first dividend payment of Ps. 907,500 was made on April 25, 2013 and the second dividend payment of Ps. 302,500 was made on November 27, 2013, as mentioned in Note 18.f.

•	On May 7, 2013, Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP) was established as a nonprofit company for the aim of improving social welfare in the communities surrounding our airports. It will focus on children’s education and other philanthropic activities.

•	On December 9, 2013, the Company paid in advance the outstanding balance of the credit loan disbursed on December 9, 2009, corresponding to the first disbursement for Ps. 30,804, relating to the credit agreement signing with Banamex on December 9, 2009. With the payment, this loan was liquidated in full.

•	On December 10, 2013, the Company paid in advance the outstanding balance of the credit loan disbursed on December 10, 2009, corresponding to the first disbursement for Ps. 30,804, relating to the credit agreement signing with HSBC México, S.A. (HSBC) on December 10, 2009. With the payment, this loan was liquidated in full.

2.	Basis of presentation

a.	Statement of Compliance – These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), its amendments and interpretations issued by the International Accounting Standards Board (IASB) issued and outstanding or issued and early adopted at the date of preparation of these financial statements.

b.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

c.	Basis of measurement – The consolidated financial statements have been prepared on a historical cost basis, except for the following significant accounts: i) certain financial instruments recognized at fair value, ii) the liability for postemployment benefits, which is recognized net of unrecognized costs for past services and the present value of the obligation for such benefits, and iii) certain financial liabilities recognized at amortized cost.

The different measurement principles utilized include the following:

•	Historical cost – Historical cost is generally based on the fair value of the amount given in exchange for assets.

•	Fair value – The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the valuation date.

•	Present value – Some financial assets are recorded at the discounted present value of future cash inflows that those assets are expected to generate in the ordinary course of business. Liabilities are recorded at the discounted present value of future cash outflows required to settle these liabilities in the ordinary course of business.

•	Amortized cost –The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

d.	Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, for the years ended December 31, 2013, 2012 and 2011, of which it owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

•	Aeropuerto de Aguascalientes, S.A. de C.V.

•	Aeropuerto del Bajio, S.A. de C.V.

•	Aeropuerto de Guadalajara, S.A. de C.V.

•	Aeropuerto de Hermosillo, S.A. de C.V.

•	Aeropuerto de La Paz, S.A. de C.V.

•	Aeropuerto de Los Mochis, S.A. de C.V.

•	Aeropuerto de Manzanillo, S.A. de C.V.

•	Aeropuerto de Mexicali, S.A. de C.V.

•	Aeropuerto de Morelia, S.A. de C.V.

•	Aeropuerto de Puerto Vallarta, S.A. de C.V.

•	Aeropuerto de San Jose del Cabo, S.A. de C.V.

•	Aeropuerto de Tijuana, S.A. de C.V.

•	Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)

•	Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)

•	GA del Pacífico Partipacoes do Brasil LTDA

•	Puerta Cero Parking, S.A. de C.V. (PCP)

•	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements. The Company has power to control when the investment is exposed or has rights, to variable returns from its involvement in the subsidiary and has the ability to affect those returns through its power over these. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Company, and are no longer consolidated from the date that control is lost.

e.	New and revised IFRS that are mandatorily effective for the year ending December 31, 2013 – During the year ending December 31, 2012, the Company early adopted the following IFRS:

•	IFRS 10 Consolidated Financial Statements. This standard is part of a package of five standards that came into effective on January 1, 2013 (IFRS 10, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements, and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures, which were adopted at the same time.

•	IAS 19 Employee Benefits (as revised in 2011).

The adoption of these standards had no significant impact on the financial statements.

During 2013, the following standards came into effect as of January 1, 2013: IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities, IFRS 13 Fair Value Measurement and IAS 1 Presentation of Items of Other Comprehensive Income which are detailed below:

Amendments to the IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities –

The amendment to the IFRS 7 requires disclosure of information about recognized financial instruments, subject to enforceable master netting arrangements and similar agreements

The amendments to IFRS 7 apply retroactively. Since the Company does not have any offsetting agreement, the application of the amendments had no significant effect on the disclosures or the amounts recognized in the consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require, or permit, fair value measurements and disclosures about fair value measurements. Except for share-based payment transactions that are within the scope of IFRS 2 Share-Based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value, but are not fair value (ie net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes widespread disclosure requirements.

IFRS 13 requires prospectively application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the Company has not made any new disclosures required by IFRS 13 for the comparative periods. The application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income – The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, a “statement of comprehensive income” is renamed as a “statement of profit or loss and other comprehensive income”, and an “income statement” is renamed as a “statement of profit or loss”. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into the following two categories: (a) Items that will not be reclassified subsequently to profit or loss and (b) Items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis, the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments require retrospective application and therefore the presentation of items of other comprehensive income has been modified to reflect the changes. In addition to the mentioned above changes in presentation, the application of the amendments to IAS 1 does not result in any impact on results of operations, other comprehensive income, nor the total of comprehensive income.

f.	Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011, are prepared in pesos, which is the functional currency of the Company and its subsidiaries and are presented in thousands of pesos.

g.	Use of estimates and critical judgments in preparing the financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities, income and expenses of the relevant period. Actual results could differ from these estimates. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Estimation of doubtful accounts (Note 7)

•	Definition of useful lives and depreciation and amortization periods (Note 3 incises c. and d.)

•	Probability of recovery of tax loss (Note 14.f)

•	Recovery of tax on assets paid in prior years (Note 14.i)

•	Assumptions used to determine liabilities for retirement benefits (Note 17)

•	Contingency liabilities (Note 26)

In addition to the estimates, the Company makes critical judgments in applying its accounting policies, which have a material effect on the amounts recognized in the financial statements. Management believes that the decisions made are the most reasonable based on information available, on the judgments made and the way it manages the operation of the Company. Critical judgments relate to the following:

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

h.	Income from operations – This line item is comprised by total revenues less operating costs. Although this presentation is not required by IAS 1 Presentation of Financial Statements, it is included in the consolidate statements of profit or loss and other comprehensive income because it represents a reliable measure of the economic and financial performance of the Company.

i.	Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2013, 2012 and 2011, comprehensive income is represented only by the net income of each year.

j.	Classification of cost and expenses – Costs and expenses presented in the consolidated statements of profit or loss and other comprehensive income were classified according to their nature.

3.	Summary of significant accounting policies

The consolidated financial statements comply with IFRS as issued by the IASB. Its preparation requires management to make certain estimates and use certain assumptions that affect certain items of the consolidated financial statements and their related disclosures required therein. However, actual results could differ from those estimates. The Company’s management, upon applying professional judgment, considers that estimates and assumptions used were adequate under the circumstances (Note 2.f). The significant accounting policies of the Company are as follows:

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

Financial assets at FVTPL are stated at fair value, with any gain or loss arising on remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned from the financial asset and is included in the finance income in the consolidated statements of profit or loss and other comprehensive income. Fair value is determined in the manner described in Note 6.

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

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the amount paid and payable is recognized in profit or loss.

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

The estimated useful lives for the current period and comparative period are as follows:

	Useful life (years)	Average annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	3.3	30%
Transportation equipment	4	25%
Communication equipment	10 - 4 - 3.3	10% - 25% - 30%
Improvements on leased buildings	10	10%

d.	Intangible Assets

•	Improvements to concession assets – Improvements to concession assets are accounted for the improvements that are made pursuant to the MDP and improvements carried out by the daily operation of the Company’s airports. All infrastructure investments made by the airports will be delivered to the Mexican government at the end of the term of the Concession. Under the Company’s concession agreements, through the Master Development Programs agreed with the Mexican government every five years, the Company is committed to carry out various improvements, upgrades and additions to each of its airports on an annual basis. In exchange for investing in those additions and upgrades, the Mexican government grants the Company the right to obtain benefits for services provided using those assets. The Company, as the operator of the concession assets, recognizes an intangible asset as it receives a right granted by the Mexican government to charge users of the public service associated with the use of its airports.

•	Airport concessions – The Company recognized an intangible asset of the Concession granted by the SCT to manage and operate each of the airports for 50 years since its acquisition.

•	Rights to use airport facilities – Rights to use airport facilities are recorded at acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and exploit them during the Concession term.

•	Other acquired rights – These rights correspond to payments made by the Company after the date the Concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded at its acquisition cost.

•	Amortization – After to its initial recognition, intangible assets are valued at acquisition cost plus capitalized borrowing costs that are recognized, less accumulated depreciation and accumulated impairment losses. Depreciation is recognized in the consolidated statement of comprehensive income under the straight line method applied to the shorter of the estimated period of future economic benefits the intangible assets will generate, or the concession period, from the date they are available for use.

Amortization periods for the current and comparative period are as follows:

	Period (years)	Average annual amortization rate
Improvements to concession assets	12.5 - 20	5% - 8%
Airport concessions	49	2%
Rights to use airport facilities	10 - 49	10% - 2%
Other acquired rights	44 - 48	2%

The amortization method and useful lives are reviewed at each year end date and adjusted prospectively if necessary.

e.	Capitalized borrowing costs – Borrowing costs directly attributable to qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use are capitalized as part of the cost of the related asset. In determining the amount of borrowing costs eligible for capitalization during a period, any investment income earned on such funds is deducted from the borrowing costs incurred.

f.	Impairment

•	Financial assets – A financial asset that is not recognized at FVTPL is evaluated by the Company at the close of each reporting period to determine whether there is evidence of potential impairment. A financial asset is impaired if there is objective evidence that a loss has occurred after the initial recognition of the asset and that loss has a negative effect on the estimated future cash flows of the asset, that can be estimated reliably.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach in the payment of the interests or the loan; or

•	It is probable that the borrower will enter in bankruptcy or into a financial reorganization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

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

All impairment losses are recognized in the consolidated statement of profit and loss and other comprehensive income.

A reversal of an impairment loss occurs only if it can be associated objectively to an event that occurred after the date the loss was recognized.

•	Non-financial assets – Non-financial assets of the Company are assessed at each period end date to determine whether there is any indication of impairment. If there is such an indication of impairment, management estimates the recoverable amount.

The recoverable amount of an asset or cash-generating unit is the higher of asset value in use and net selling price. To determine the asset’s value in use, the estimated future cash flows are discounted to present value using an appropriate discount rate before tax that reflects current market conditions in relation to the time value of money and the risks specific to the asset. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit). An impairment loss is recognized immediately in profit and loss.

The Company’s individual airports cannot be considered as separate cash-generating units, as the bidding process for the concession made by the Mexican Federal Government included the package of twelve airports, and therefore the Company is required to operate and maintain all 12 airports independently of the results they generate individually. Considering the above, if there are indicators of impairment exist, the Company performs an impairment assessment at a consolidated basis.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit and loss, unless the relevant asset is recognized on a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

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

h.	Other intangible assets – Costs incurred in the development phase, as well as other intangible assets that meet certain requirements and that the Company has determined will have future economic benefits, are capitalized and amortized based on the straight-line method. Expenditures that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

i.	Leases – The payments made by the Company as a lessee under operating leases are recognized in the consolidated statements of income and other comprehensive income on a straight-line basis over the lease term. Lease incentives received are recognized, as applicable, as a decrease in overall rental costs over the term of the contract. The Company does not have finance leases either as a lessee or lessor. The Company’s accounting policy as a lessor is disclosed in Note 3.m.

j.	Provisions – Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

Provisions are classified as current or noncurrent based on the period of time estimated to meet the obligations covered.

k.	Direct employee benefits – Liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits primarily include statutory employee profit sharing (PTU) payable, compensated absences, vacation and vacation premium and incentives. The PTU is recorded in the income year in which it is incurred and presented under cost of services in the consolidated statements of profit or loss and other comprehensive income.

l.	Employee benefits – The seniority premium liability and severance of the personnel to the retirement age are calculated by independent actuaries at the projected unit credit method using nominal interest rates. Due to its impact is not material, actuarial gains and losses generated during the year are recognized directly in the profit or loss.

The past service cost is recognized in the profit or loss in the year of the plan amendment. Interest is calculated using the discount rate at the beginning of the period the balance of the defined benefit obligation. Defined benefit costs are classified as follows:

•	Cost of service (including current service cost, past service cost and gains and losses on reductions and compensations).

•	Interest expenses.

•	Remeasurements.

The Company present the first two components of defined benefit cost as an expense in cost of services. The reduction and early liquidation of obligations are recognized as past service costs. Remeasurements are reflected immediately in the statement of financial position as a charge or credit to other comprehensive income in the period they are incurred and are not reclassified to income.

m.	Revenue recognition – Aeronautical and non-aeronautical revenues are recognized at their fair value, within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

•	Aeronautical services – The majority of the Company’s revenues are derived from rendering aeronautical services, related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” per “workload unit.” A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

•	Revenues from non-aeronautical services consist mainly of the leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, and other miscellaneous revenues.

Commercial space within the terminals is leased through operating lease agreements, based on either a monthly fixed rent or a charge based on the higher of a minimum monthly rent or a percentage of the lessee’s monthly revenues. Rental income from the Company’s leases is recognized on a straight-line basis over the term of the relevant lease.

•

Revenues and cost of improvements to concession assets – In conformity with IFRIC 12, the Company recognizes revenues and the associated costs of improvements to concession assets which it is obligated to perform at the airports as established by the MDP. Revenues represent the value of the exchange between the Company and the government with respect to the improvements, given that the Company constructs or provides improvements to the airports as obligated under the MDP and in exchange, the government grants the Company the right to obtain benefits for services provided using those assets. The Company has determined that its obligations per the MDP should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the MDP are included in the maximum tariff it charges its customers and therefore it recognizes the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by the Company in the execution of the additions or improvements, considering the investment requirements in the MDP. Through bidding processes, the Company contracts third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The amounts paid are set at market value.

n.	Foreign currency transactions – Foreign currency transactions are recorded at the exchange rate in effect on the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between exchange rates in effect at the transaction date and the rates used by the Company are not considered material).

Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the consolidated statement of financial position date. Exchange fluctuations are recognized as interest income as earned in the finance cost, as exchange gain or loss.

o.	Income taxes – Corporate income tax (ISR) and the Business Flat Tax (IETU) include both the current tax and deferred tax. Deferred and current tax are recognized the consolidated statement of profit or loss and other comprehensive income, except when they are relate to items recognized in other comprehensive income, or directly in equity, in that case the deferred and current tax are also recognized in other comprehensive income or directly in equity, respectively.

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

The Company determines the deferred tax, based on its financial projections. Deferred income tax is calculated by applying the statutory rate for temporary differences, resulting from comparing the accounting and tax assets and liabilities, and when applicable, the benefits from tax loss carryforwards and certain tax credits, such as the Tax on Assets (IMPAC) paid in previous years and expected to be recovered in future periods in accordance with the rules established in the tax laws, to the extent that it is probable the existence of future taxable profit that can be applied against such tax benefits. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit can be recognized.

The rates applied to determine the deferred tax are those that correspond to the year in which it is expected the reversal of the temporary difference.

As a consequence of the 2014 Tax Reform, as of December 31, 2013, deferred IETU is no longer recognized, as such, those effects were cancelled affecting the 2013 results.

The Company did not recognized deferred taxes for the following items:

•	Initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor tax results.

•	Differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and where the Company has the power to control the reversal date.

p.	Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period, adjusted by repurchased shares retained in treasury. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same.

q.	Finance income and cost – Finance income comprises interest income from investments in debt securities, changes in the market value of financial assets at FVTPL and gains on hedging instruments that are recognized in the consolidated statement of comprehensive income, among other concepts. Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount can be reliably measured. Interest income is recorded on a regular basis, with reference to the capital invested and the effective interest rate.

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

r.	Operating segments – An operating segment is a component of the Company that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company. All operating results of the operating segments are regularly reviewed by the Chief Executive Officer for making decisions about resources to be allocated to the segment and assess its performance and for which specific financial information is available. Each of the airports of the Company represents an operating segment.

4.	Financial risk management

The Company is exposed, among other, to the following risks from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Company’s exposure to each of the above risks, the objectives, policies and processes of measuring and risk management of the Company. In different sections of these financial statements the Company has included additional in-depth disclosures.

At December 31, 2013 and 2012, financial instruments held by the Company are comprised of the following:

	December 31, 2013		December 31, 2012
Financial assets
Cash and cash equivalents	Ps.	2,168,187	Ps.	1,663,683
Financial investments held for trading purposes		410,433		433,573
Receivables		207,515		244,796
Derivative financial instruments		340		1,045
Financial liabilities at amortized cost
Current and long term bank loans	Ps.	1,854,476	Ps.	2,012,723
Accounts payable		418,627		461,546

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

•	Receivables – The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (Tarifa de Uso Aeroportuario, TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. At December, 31 2013 and 2012 the revenues for TUA represented 58.8% and 57.1% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. Approximately 33.4% and 31.5% of the Company’s revenues in 2013 and 2012 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is nominal geographical risk concentration because its airports are in different cities in Mexico, and therefore if one airport has an operating problem the other airports would not be affecting. Approximately 35.4% and 35.7% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2013 and 2012 were generated by the Guadalajara airport. In addition, approximately 91.2% and 90.9% of aeronautical and non aeronautical revenues earned during the periods ended December 31, 2013 and 2012, respectively, were generated by six of the Company’s airports (Guadalajara, Tijuana, San Jose del Cabo, Puerto Vallarta, Bajio and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse to the airport the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the case of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as Deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. At December 31, 2013 and 2012, the Company has customer deposits of Ps. 522,204 and Ps. 430,625, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

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

•	Financial investments held for trading purposes – The Company limits its exposure to credit risk by investing in government-backed securities. Management constantly monitors credit ratings does not expect any counterparty defaults.

•	Liquid funds and derivative financial instruments – The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by recognized rating agencies.

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt; this excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters. The Company has external financing as described in Note 16 for compliance of its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2013 and 2012, the Company has available credit lines of Ps. 153,996 and Ps. 293,692, respectively.

Following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2013 and 2012:

	Weighted average of effective interest rate	Less than 1 month		December 31, 2013 From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Fixed rate bank loans		Ps.	21,929	Ps.	21,429	Ps.	108,642	Ps.	60,500	Ps.	—	Ps.	212,500
Fixed rate interest	8.52%		3,227		1,369		8,132		3,392		—		16,120
Variable rate bank loans			30,307		267,873		187,397		977,470		178,929		1,641,976
Variable rate interest	5.55%		9,530		14,016		52,201		149,415		7,532		232,694
Trade accounts payable	N/A		72,443		162,413		10,992		—		—		245,848

		Ps.	137,436	Ps.	467,100	Ps.	367,364	Ps.	1,190,777	Ps.	186,461	Ps.	2,349,138

	Weighted average of effective interest rate	Less than 1 month		December 31, 2012 From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Fixed rate bank loans		Ps.	21,929	Ps.	21,429	Ps.	130,071	Ps.	212,500	Ps.	—	Ps.	385,929
Fixed rate interest	8.52%		5,137		3,195		19,378		16,120		—		43,830
Variable rate bank loans			128,399		49,210		204,887		1,017,800		226,498		1,626,794
Variable rate interest	6.83%		9,617		18,400		71,894		200,354		12,572		312,837
Trade accounts payable	N/A		141,491		139,168		29,344		—		—		310,003

		Ps.	306,573	Ps.	231,402	Ps.	455,574	Ps.	1,446,774	Ps.	239,070	Ps.	2,679,393

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

•	Foreign exchange risk – The Company is exposed to currency risk for its revenues and trade accounts receivable denominated in a currency other than the functional currency of the Company, which is the peso. The foreign currencies in which transactions are primarily denominated is the U.S. dollar (USD) (Note 28).

The tariffs to be charged to international passengers and international flights are published in the Official Journal (Diario Oficial de la Federación) in USD, however, in accordance with Mexican law these tariffs are billed and collected in Mexican pesos. A significant depreciation of the peso during the last two months in each year could lead to an increase in aeronautical revenues that could lead to exceed the maximum tariff per traffic unit allowed, which may be a breach of compliance with the Concession’s maximum rates of each airport. If a significant appreciation of the peso occurs, the Company may be required to provide discounts to avoid exceeding the maximum tariffs. On the other hand, a significant appreciation of the peso could lead to our rates substantially decreasing. The Company has no way to recover the lost revenue if it charges less than the maximum rate as a result of a significant appreciation of the peso.

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

Following is a sensitivity analysis of our financial assets and liabilities denominated in USD, if the peso depreciates or appreciates by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts at December 31, 2013	Peso amounts at exchange rate of Ps. 13.0765		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	181	Ps.	2,366	Ps.	2,603	Ps.	2,130
Financial investments held for trading purposes	31,387		410,433		451,478		369,391
Trade accounts receivable	1,134		14,826		16,310		13,344

	32,702		427,625		470,391		384,865
Financial liabilities:
Accounts payable	237		3,097		3,402		2,784

Net asset position	32,465	Ps.	424,528	Ps.	466,989	Ps.	382,081

	USD amounts at December 31, 2012	Peso amounts at exchange rate of Ps.13.0101		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	240	Ps.	3,120	Ps.	3,435	Ps.	2,810
Financial investments held for trading purposes	33,326		433,573		476,932		390,217
Trade accounts receivable	3,536		46,004		50,604		41,403

	37,102		482,697		530,971		434,430
Financial liabilities:
Accounts payable	224		2,914		3,206		2,623

Net asset position	36,878	Ps.	479,783	Ps.	527,765	Ps.	431,807

•	Interest rate risk – The Company monitors its interest rate risk and when bank loans are entered into with variable interest rates it determines whether it should enter into derivative financial instruments, in order to reduce its exposure to the risk of volatility in interest rates (Note 13). The negotiation with derivative financial instruments is only entered into with institutions of high repute and credit rating. The Company does not enter into operations for speculative purposes.

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

If interest rates had been 100 basis points higher or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2013 and 2012 would be as follows:

	2013		2012
Effect in case of interest rate increase in 100 basis points
Variable rate bank loans	Ps.	(10,491)	Ps.	(14,313)

Effect in case of interest rate decrease in 100 basis points
Variable rate bank loans	Ps.	10,491	Ps.	14,313

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

The Company has entered into derivative financial instrument interest rate caps (CAPs), whereby it agreed to exchange the difference between the amounts of the variable interest rate calculated over the principal amounts of the hedged items associated with its variable rate debt instruments. These contracts allow the Company to hedge the cash flow exposures on debt contracted at variable interest rates. The fair value of the CAPs at the end of the reporting period is measured at their fair market value, which amounted to Ps. 340 and Ps. 1,045, respectively at December 31, 2013 and 2012 (Note 13).

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

Following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2013		2012
Stockholders’ equity	Ps.	22,212,711	Ps.	21,453,213
Total liabilities		3,021,889		3,080,424
Ratio of total stockholders’ equity to liabilities		7.4		7.0

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

•	The acquisition has to be approved previously at a Stockholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).

•	If the acquisition is made, the Company reduces stockholders’ equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.

•	Announcing the amount of common stock issued and paid when determining the authorized stock, for repurchase. The Ordinary Stockholders Meeting shall expressly agree, for each year, the maximum amount of funds that may be used for the repurchase of the Company’s shares, with the only limitation that the sum of the resources that can be used for this purpose, in no event shall exceed the total balance of retained earnings of the Company.

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

As of December 31, 2013 and 2012, the fair value of bank loans recognized at amortized cost was Ps. 1,817,414 and Ps. 1,918,827, respectively, while their book value is Ps. 1,854,476 and Ps. 2,012,723, respectively. The fair value of bank loans are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

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

Financial instruments recognized at fair value, are categorized according to the fair value hierarchy into levels 1 to 3 based on the degree to which their fair value is objectively observable, are:

•	Financial instruments classified as FVTPL – Are classified within Level 1 of the fair value hierarchy.

•	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.

5.	Cash and cash equivalents

As of December 31, 2013 and 2012, the balances are comprised of the following:

	December 31, 2013		December 31, 2012
Cash	Ps.	119,136	Ps.	115,118
Cash equivalents designated for expenditure, held in trust		8,172		24,947
Overnight investments of cash surpluses		2,040,879		1,523,618

	Ps.	2,168,187	Ps.	1,663,683

On December 23, 2009 the Company established a trust for investment and administration with Banamex, who acts as a trustee, while the airports of the Company are trustors and beneficiaries in the second instance, and Rapiscan is the beneficiary in first instance. The trust is controlled by a Technical Committee consisting solely of executives of the Company, although Rapiscan will be able to intervene in the event that the resources held in trust will be used for projects other than that stipulated in the trust agreement. On February 25, 2010, the Company signed a modification agreement which converts the trust to an irrevocable trust whose funds are solely to be used for payment to Rapiscan in return for its construction services provided with respect to a documented baggage inspection project. If either party does not fulfill their obligations with respect to the trust agreement, the assets held in trust will be frozen until either a judicial resolution or an arbitration proceeding determines the rights of each party. The assets are only to be invested in government securities denominated in national currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The duration of the trust is for the period in which the contracts with the airports are in force and over which Rapiscan will fulfill the terms of the contract. As of December, 31, 2013 and 2012, the balances are for Ps. 8,172 and Ps. 24,077 respectively, including funds and earned interest.

On December 15, 2011, the Company established one trust for investment and administration with Banamex, who act as a trustee, while Tijuana airport is trustor and trustee. The trust is controlled by a Technical Committee consisting solely of executives of the Company, this trust was revocable and only was destined to pay the execution of the construction “Enlargement Terminal Building Phase III” in the Tijuana airport. The trust concluded at February 15, 2013, because all funds were used for the purpose of the trust. As of December, 31, 2012, the balance in the Tijuana airport was Ps. 870, including funds and earned interest.

6.	Financial investments held for trading purposes

At December 31, 2013 and 2012, the Company’s financial instruments are comprised as follows:

	December 31, 2013				December 31, 2012
	Acquisition Cost		Fair Value		Acquisition Cost		Fair Value
Pemex 2018 Bonds	Ps.	18,676	Ps.	17,112	Ps.	18,582	Ps.	18,221
Pemex 2018 Bonds		156,153		149,508		155,360		154,369
Pemex 2019 Bonds		253,084		243,813		251,799		260,983

Total	Ps.	427,913	Ps.	410,433	Ps.	425,741	Ps.	433,573

	December 31, 2013		December 31, 2012
	Average interest rate	Maturity date	Average interest rate	Maturity date
Pemex 2018 Bonds	3.286%	March 1, 2018	3.731%	March 1, 2018
Pemex 2018 Bonds	3.213%	September 30, 2018	3.718%	September 30, 2018
Pemex 2019 Bonds	3.442%	May 3, 2019	3.928%	May 3, 2019

Investments held for trading purposes are comprised of government bonds with immediate liquidity. According to the treasury policy of the Company, such investments will be sold within one year of acquisition. Investments are presented at fair value based on the market value of such bonds at each statement of financial position date. Changes in fair value are recognized within in the finance cost of the consolidated statements of profit or loss and other comprehensive income.

7.	Trade accounts receivable

As of December 31, 2013 and 2012, trade accounts receivable are comprised of the following:

	December 31,		December 31,
	2013		2012
Trade accounts receivable	Ps.	372,497	Ps.	470,801
Allowance for doubtful accounts		(164,982)		(226,005)

	Ps.	207,515	Ps.	244,796

Accounts receivable include balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps. 202,464 and Ps. 250,293 as of December 31, 2013 and 2012, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements in the allowance for doubtful accounts are recorded under cost of services in the consolidated statement of profit or loss and other comprehensive income.

	2013		2012
Beginning balance	Ps.	(226,005)	Ps.	(228,352)
Bad debt expense		(11,758)		(16,869)
Write-offs		61,499		17,379
Reversal of bad debt		11,282		1,837

Ending balance	Ps.	(164,982)	Ps.	(226,005)

The allowance for doubtful accounts is comprised of customer balances that are in litigation or bankruptcy process and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2013 and 2012, these balances amounted to Ps. 98,026 and Ps. 157,113, respectively. The allowance also includes customer balances in arrears in their payments and that are in a process of regularization; therefore they have not been sued. At December 31, 2013 and 2012, the amount of these balances amounted to Ps. 66,956 and Ps. 68,892, respectively. During 2013 and 2012, the Company recorded write-offs of the balances that were in a legal process with an unfavorable outcome for the Company, the amount of these write-offs totaled Ps. 61,499 and Ps. 17,379, respectively. These write-offs had no effect on the operating results of the Company during 2013 and 2012. There are other cancellations of bad debt for customers that were in arrears in their payments, but were paid in 2013 and 2012 for Ps. 11,282 and Ps. 1,837, respectively.

Following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31,		December 31,
	2013		2012
Accounts receivables past due from 1 to 30 days	Ps.	20,600	Ps.	18,643
Accounts receivables past due 31 to 60 days		4,475		5,012
Accounts receivables past due 61 to 90 days		1,009		1,327
Accounts receivables past due more than 90 days		121		206

	Ps.	26,205	Ps.	25,188

Following the percentage shown represents the balance of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services ( SAE) and the passengers charges (TUA), that corresponds to the amounts that the airline recovers from the passengers in behalf of the Company and subsequently they deliver:

	December 31, 2013		December 31, 2012
	% of TUA to be reimbursed	% of receivables SAE	% of TUA to be reimbursed	% of receivables SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	9.6%	7.5%	10.0%	2.4%
ABC Aerolíneas, S.A. de C.V.	5.8%	4.8%	7.3%	1.0%
Aerovías de México, S.A. de C.V.	4.0%	2.3%	6.1%	0.9%
Aerolitoral, S.A. de C.V.	5.7%	1.0%	7.2%	0.7%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivables from clients as of December 31, 2013 and 2012. These guaranties would be able to apply to any unpaid balance in case of a breach from clients and under certain circumstances.

8.	Machinery, equipment and improvements on leased buildings

As of December 31, 2013 and 2012, the machinery, equipment and improvements on leased buildings are comprised as follows:

	Balance as of January 1, 2013		Additions		Divestitures		Balance as of December 31, 2013
Investment:
Machinery and equipment	Ps.	1,101,715	Ps.	42,834	Ps.	(11,264)	Ps.	1,133,285
Office furniture and equipment		138,354		9,511		(3,213)		144,652
Computer equipment		280,670		37,866		(7,471)		311,065
Transportation equipment		31,529		370		(4,650)		27,249
Communication equipment		15,597		2,369		(264)		17,702
Improvements on leased buildings		10,207		206		—		10,413

Total investment	Ps.	1,578,072	Ps.	93,156	Ps.	(26,862)	Ps.	1,644,366

Accumulated depreciation:
Machinery and equipment	Ps.	(354,840)	Ps.	(96,155)	Ps.	7,277	Ps.	(443,718)
Office furniture and equipment		(70,579)		(11,591)		2,764		(79,406)
Computer equipment		(165,508)		(51,578)		5,518		(211,568)
Transportation equipment		(26,462)		(2,649)		4,650		(24,461)
Communication equipment		(7,465)		(1,630)		179		(8,916)
Improvements on leased buildings		(1,753)		(1,003)		—		(2,756)

Total accumulated depreciation	Ps.	(626,607)	Ps.	(164,606)	Ps.	20,388	Ps.	(770,825)

Net amounts	Ps.	951,465	Ps.	(71,450)	Ps.	(6,474)	Ps.	873,541

	Balance as of January 1, 2012		Additions		Divestitures		Balance as of December 31, 2012
Investment:
Machinery and equipment	Ps.	934,379	Ps.	189,071	Ps.	(21,735)	Ps.	1,101,715
Office furniture and equipment		124,793		20,800		(7,239)		138,354
Computer equipment		231,458		55,889		(6,677)		280,670
Transportation equipment		30,840		1,726		(1,037)		31,529
Communication equipment		15,000		1,227		(630)		15,597
Improvements on leased buildings		8,824		4,928		(3,545)		10,207

Total investment	Ps.	1,345,294	Ps.	273,641	Ps.	(40,863)	Ps.	1,578,072

Accumulated depreciation:
Machinery and equipment	Ps.	(284,271)	Ps.	(86,874)	Ps.	16,305	Ps.	(354,840)
Office furniture and equipment		(65,510)		(12,121)		7,052		(70,579)
Computer equipment		(125,329)		(46,746)		6,567		(165,508)
Transportation equipment		(24,975)		(2,524)		1,037		(26,462)
Communication equipment		(6,401)		(1,537)		473		(7,465)
Improvements on leased buildings		(2,469)		(1,374)		2,090		(1,753)

Total accumulated depreciation	Ps.	(508,955)	Ps.	(151,176)	Ps.	33,524	Ps.	(626,607)

Net amounts	Ps.	836,339	Ps.	122,465	Ps.	(7,339)	Ps.	951,465

At December 31, 2013 and 2012, the net amounts of machinery, equipment and improvements on leased buildings are:

	Balance as of December 31, 2013		Balance as of December 31, 2012
Net amounts:
Machinery and equipment	Ps.	689,567	Ps.	746,875
Office furniture and equipment		65,246		67,775
Computer equipment		99,497		115,162
Transportation equipment		2,788		5,067
Communication equipment		8,786		8,132
Improvements on leased buildings		7,657		8,454

Total amounts	Ps.	873,541	Ps.	951,465

The Company has several buildings under operating leasing for office use. In Notes 25.a and 30, the Company disclosed the costs and obligations under these leases.

9.	Improvements to concession assets

As of December 31, 2013 and 2012, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2013		Additions		Divestitures		Transfers		Balance as of December 31, 2013
Investment:
Improvements to concession assets	Ps.	6,005,670	Ps.	97,155	Ps.	(13,591)	Ps.	257,085	Ps.	6,346,319
Construction in-progress		168,316		456,877		(510)		(257,085)		367,598

Total investment	Ps.	6,173,986	Ps.	554,032	Ps.	(14,101)	Ps.	—	Ps.	6,713,917

Accumulated amortization	Ps.	(1,363,836)	Ps.	(351,332)	Ps.	3,918	Ps.	—	Ps.	(1,711,250)

Net amounts	Ps.	4,810,150	Ps.	202,700	Ps.	(10,183)	Ps.	—	Ps.	5,002,667

	Balance as of January 1, 2012		Additions		Divestitures		Transfers		Balance as of December 31, 2012
Investment:
Improvements to concession assets	Ps.	4,740,837	Ps.	130,312	Ps.	(21,249)	Ps.	1,155,770	Ps.	6,005,670
Construction in-progress		774,803		549,283		—		(1,155,770)		168,316

Total investment	Ps.	5,515,640	Ps.	679,595	Ps.	(21,249)	Ps.	—	Ps.	6,173,986

Accumulated amortization	Ps.	(1,077,988)	Ps.	(307,096)	Ps.	21,249	Ps.	—	Ps.	(1,363,836)

Net amounts	Ps.	3,662,849	Ps.	372,499	Ps.	—	Ps.	—	Ps.	4,810,150

At December 31, 2013 and 2012, the net amounts of improvements to concession assets are:

	Balance as of December 31, 2013		Balance as of December 31, 2012
Net amounts:
Improvements to concession assets	Ps.	4,627,383	Ps.	4,641,834
Construction in-progress		375,284		168,316

Total amounts	Ps.	5,002,667	Ps.	4,810,150

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports.

As of December 31, 2013 and 2012, the balance of machinery, equipment, improvements on leased buildings and improvements to concession assets includes investments pending to be paid of Ps. 135,386 and Ps. 163,644, respectively. Construction in-progress relates mainly to the expansion of the terminal building at the Guadalajara, La Paz, Mexicali and San Jose del Cabo airports, and to the cross border bridge in Tijuana airport. As of December 31, 2013 and 2012, the cumulative net amount capitalized was Ps. 166,610 and Ps. 161,907, respectively, with a capitalization rate of 1.3% and 6.9%, respectively. During 2013 and 2012, there was capitalized bank interest for Ps. 4,713 and Ps. 37,570, respectively.

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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2013 and 2012:

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

The value of the concessions at December 31, 2013 and 2012 is as follows:

	December 31, 2013		December 31, 2012
Airport concessions	Ps.	13,820,651	Ps.	13,820,651
Less—accumulated amortization		(3,925,305)		(3,641,229)

	Ps.	9,895,346	Ps.	10,179,422

Amortization recognized for the years ended December 31, 2013 and 2012, amounts to Ps. 284,076 in both years.

Each airport concession agreement contains the following terms and basic conditions:

•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its MDP, and to provide airport, complementary and commercial services. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. The Company’s investment plans under the MDP must be updated every five years starting from 2000 and approved by the SCT. During December 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010 to 2014.

•	The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•	The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

•	The concessionaire assumed ASA’s rights and obligations derived from airport-related agreements with third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•	The concessionaire must grant free access to specific airport areas to certain Mexican Government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•	According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

11.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31, 2013 and 2012 was as follows:

	December 31, 2013		December 31, 2012
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708
Less—accumulated amortization		(903,916)		(847,218)

	Ps.	1,213,792	Ps.	1,270,490

Amortization recognized in the years ended December 31, 2013 and 2012 amounted to Ps. 56,698 in each year.

12.	Other acquired rights

At December 31, 2013 and 2012 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders. The rights acquired are comprised as follows:

	December 31, 2013		December 31, 2012
Right to operate the charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560
Right to operate various parking lots		5,673		5,673

		769,227		769,227
Less—accumulated amortization		(187,446)		(170,746)

	Ps.	581,781	Ps.	598,481

Amortization recognized in the years ended December 31, 2013 and 2012 amounted to Ps. 16,700 in each year. These assets have a useful life until the end of the concession, due to its use and exploitation will continue until then.

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

These financial instruments were not entered into for speculative purposes, but neither were formally designated and therefore did not qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in profit or loss within finance cost. The main characteristics and the fair value of these derivatives at December 31, 2013 and 2012, are as follows:

Counterparty	Notional amount		Interest rate	Start date of the hedging instrument	Maturity date	December 31, 2013		December 31, 2012
Banamex	Ps.	61,609	TIIE 91 Strike 7%	December 2012	December 2016	Ps.	—	Ps.	206
Banamex		235,714	TIIE 91 Strike 7%	January 2013	January 2017		340		839

	Ps.	297,323				Ps.	340	Ps.	1,045

For the years ended December 31, 2013 and 2012, the Company recognized Ps. 705 and Ps. 3,424, respectively, within finance cost as an expense of the period, due to the value of the premium paid; no amounts have been recognized through other comprehensive income at the years ended December 31, 2013 and 2012, for the effect of the intrinsic value of these hedges, as the current rates are below TIIE underlying the 7% as mentioned in Note 4, and according to the projections of interest rate curves, they are not expected to exceed the underlying 7%.

With the pre-payment on December 9, 2013 corresponding to the first disbursement, the CAP hedge was canceled, leaving the corresponding amount to the second disbursement.

14.	Income taxes

The Company is subject to ISR and IETU until 2013.

ISR – The ISR rate was 30% for 2013, 2012 and 2011. The ISR rate of 30% will be for 2014 and subsequent years.

IETU – Since 2014 this tax was repealed, according to the Tax Reform for 2014 published in the Official Gazette on December 11, 2013. Therefore, up to December 31, 2013, this tax was incurred both on revenues and deductions and certain tax credits based on cash flows from each year. The respective rate was 17.5%.

The current income tax is the greater of ISR and IETU up to 2013.

Through 2012, the Company identified some subsidiaries that would pay IETU, for which reason these subsidiaries recognized only deferred IETU. However, due to the elimination of IETU in 2013, the effect of the deferred IETU was canceled by the Company through results of the year, and the respective deferred ISR was recorded.

To determine deferred ISR at December 31, 2013, the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates.

a.	Recoverable income taxes paid on dividends – Dividends paid to stockholders which are not derived from the net tax income account (CUFIN) generate ISR, which can be credited against the taxes of the Company during the year of the dividend payment and the two subsequent years.

b.	Recoverable taxes – In the regular course of its operations the Company generates tax receivable balances for monthly tax payments in excess of the year-end tax liability, according to the calculation mechanism established in the Tax Law, as well as retained taxes, which are recoverable through tax returns or offsetting. The main recoverable taxes are ISR, IMPAC, IETU and tax on cash deposits (IDE).

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

After several legal procedures, on August 29, 2006, the Mexican Treasury Department confirmed the criteria for the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports, reducing the asset tax basis for these airports. Thus, for these airports, the base used to calculate tax on assets considers only the amount effectively paid by AMP for its 15% of the shares of the Company. This generated a recoverable tax as of December 31, 2006 for Ps. 190,537, plus Ps. 18,026 of interest, for a total recoverable asset of Ps. 208,563, recognized within the current recoverable income tax asset.

In 2007, the Company received a refund of Ps. 146,407, and Ps. 62,156 for the difference were rejected by tax authority. The majority of this amount was recovered through different legal procedures that concluded in 2010 with the refunded amounts, while the remainder could not be recovered were cancelled in the income statement in which was unfavorable judgment corresponding.

As of December 31, 2013, the remaining portion pending to be recovered corresponds to the Hermosillo airport for Ps. 27,258 (interest included). The tax authorities determined that recoverable amount should be the result of the ISR calculation for the year and not be treated as an overpayment of taxes for the year. The risk with the resolution criteria is that the right to receive the refund of the amounts claimed will expire, as well as the favorable interest being sought by the Company. In a resolution dated October 25, 2013, the Company received a favorable ruling, however the authority filed for a review, which is pending to be concluded. Based on the opinion of its legal counsel, management believes a favorable outcome is probable.

For the Guadalajara, Los Cabos, Tijuana, Guanajuato, Puerto Vallarta and Mexicali airports, on May 20 and 24, 2011, the Company received a resolution related to a sentence issued on June 5, 2009. In these documents, the tax authority establishes that the airports have to calculate the IMPAC base considering 100% of the assets utilized as part of their operations, which management believes are based on improper arguments associated with ownership percentages and utilizing tax consolidation rules, which are not applicable for the airports. The Company’s management based on the advice of certain of its legal advisors does not believe there are sufficient elements to recover the amounts paid and has therefore not recognized an asset for such amounts in the consolidated statement of financial position, given that these lawsuits are already concluded.

The balances of recoverable taxes are comprised as follows:

	December 31, 2013		December 31, 2012
Recoverable taxes:
IMPAC	Ps.	33,893	Ps.	61,469
ISR		23,016		16,395
Value added tax		5,601		12,253
Tax to cash deposits		3,303		8,579
IETU		1,986		1,292
Retained taxes		10,559		13,152
Other		4,488		1,229

	Ps.	82,846	Ps.	114,369

c.	Income Tax – Income tax expense for the years ended at December 31, 2013, 2012 and 2011 consists of the following:

	2013		2012		2011
ISR:
Current	Ps.	644,932	Ps.	546,592	Ps.	473,661
Deferred		(577,016)		(221,662)		(222,061)
IETU:
Current		8,634		5,168		6,862
Deferred		(762)		(2,649)		3,296

	Ps.	75,788	Ps.	327,449	Ps.	261,758

d.	Effective tax rate – The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2013, 2012 and 2011 is shown below:

	%	2013		%	2012		%	2011
Net income		Ps.	2,246,230		Ps.	1,772,030		Ps.	1,611,580
Income tax expense			75,788			327,449			261,758

Income before income taxes			2,322,018			2,099,479			1,873,338
Statutory tax rate	30%		696,605	30%		629,844	30%		562,001
Effects of tax inflation on nonmonetary assets	(16%)		(371,523)	(15%)		(314,922)	(16%)		(299,733)
Effects of change in tax rate	(9%)		(199,048)	—		—	—		—
Effect of change in tax depreciation rates of the Concession	(2%)		(44,437)	—		—	—		—
Other	(0%)		(5,809)	1%		12,527	(0%)		(510)

Effective tax rate	3%	Ps.	75,788	16%	Ps.	327,449	14%	Ps.	261,758

During 2013, tax amortization rates for the concession were changed in the Aguascalientes, La Paz, Los Mochis, Manzanillo, Morelia and Mexicali airports.

e.	Recognized deferred income tax assets and liabilities – At December 31, 2013 and 2012 the main items comprising the deferred income tax are:

	Assets				Liability				Net
	2013		2012		2013		2012		2013		2012
Deferred ISR asset (liability):
Allowance for doubtful accounts	Ps.	43,222	Ps.	60,773	Ps.	—	Ps.	—	Ps.	43,222	Ps.	60,773
Machinery and equipment		25,954		11,652		—		—		25,954		11,652
Improvements to concession assets		294,130		222,038		—		—		294,130		222,038
Airport concessions and rights to use airport facilities		3,830,501		3,373,508		—		—		3,830,501		3,373,508
Other acquired rights		100,816		88,777		—		—		100,816		88,777
Derivative financial instruments		17		4,317		—		—		17		4,317
Other assets		1,421		1,077		—		—		1,421		1,077
Tax loss carryforwards		52,775		56,152		—		—		52,775		56,152
Employee benefits		21,190		—		—		—		21,190		—
Accruals		11,930		—		—		—		11,930		—
Recoverable tax on assets		291,731		335,272		—		—		291,731		335,272

Deferred ISR asset (liability)		4,673,687		4,153,566		—		—		4,673,687		4,153,566

Deferred IETU asset (liability):
Accounts receivable		—		—		—		(28,335)		—		(28,335)
Accounts payable		—		17,131		—		—		—		17,131
Provisions		—		2,014		—		—		—		2,014
Liabilities for retirement benefits		—		10,551		—		—		—		10,551
Machinery, equipment and improvements on leased buildings		—		—		—		(2,123)		—		(2,123)

Deferred IETU asset (liability)		—		29,696		—		(30,458)		—		(762)

Deferred income tax asset (liability)	Ps.	4,673,687	Ps.	4,183,262	Ps.	—	Ps.	(30,458)	Ps.	4,673,687	Ps.	4,152,804

f.	Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the statement of financial position is comprised of the following items:

	December 31, 2013		December 31, 2012
Tax loss carryforwards	Ps.	174,633	Ps.	123,496
Recoverable tax on assets		236,385		241,455

	Ps.	411,018	Ps.	364,951

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

g.	Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Aguascalientes, Los Mochis, Manzanillo and Morelia, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V. The Company estimates tax loss carryforwards will be recoverable in the airports of Aguascalientes and Morelia and in Grupo Aeroportuario del Pacífico, S.A.B. de C.V., according to the amounts shown in the following table. With respect to tax legislation relative to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2020. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2013		December 31, 2012
Tax loss carryforwards	Ps.	758,025	Ps.	641,599
Unrecognized tax loss carryforwards		(582,109)		(441,056)

Recognized tax loss carryforwards	Ps.	175,916	Ps.	200,543

h.	Balances and movements in deferred taxes during the period.

	Balance as of January 1, 2012		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2012		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2013
Temporary differences for the deferred ISR:
Allowance for doubtful accounts	Ps.	61,747	Ps.	(974)	Ps.	—	Ps.	60,773	Ps.	(17,551)	Ps.	—	Ps.	43,222
Machinery, equipment and improvements on leased buildings		10,743		909		—		11,652		14,302		—		25,954
Improvements to concession assets		188,839		33,199		—		222,038		72,092		—		294,130
Airport concessions and rights to use airport facilities		3,230,160		143,348		—		3,373,508		456,993		—		3,830,501
Other acquired rights		83,596		5,181		—		88,777		12,039		—		100,816
Derivative financial instruments		3,119		1,198		—		4,317		(4,300)		—		17
Other assets		1,483		(406)		—		1,077		344		—		1,421
Tax loss carryforwards		53,273		2,879		—		56,152		(3,377)		—		52,775
Employee benefits		—		—		—		—		21,190		—		21,190
Accruals		—		—		—		—		11,930		—		11,930
Recoverable tax on assets		344,969		36,328		(46,025)		335,272		13,354		(56,895)		291,731

Total		3,977,929		221,662		(46,025)		4,153,566		577,016		(56,895)		4,673,687

Temporary differences for the deferred IETU:
Accounts receivable		(23,324)		(5,011)		—		(28,335)		28,335		—		—
Accounts payable		11,248		5,883		—		17,131		(17,131)		—		—
Provisions		2,231		(217)		—		2,014		(2,014)		—		—
Liabilities for retirement benefits		8,380		2,171		—		10,551		(10,551)		—		—
Machinery and equipment		(1,946)		(177)		—		(2,123)		2,123		—		—

Total		(3,411)		2,649		—		(762)		762		—		—

Total for ISR and IETU:	Ps.	3,974,518	Ps.	224,311	Ps.	(46,025)	Ps.	4,152,804	Ps.	577,778	Ps.	(56,895)	Ps.	4,673,687

i.	As a result of the enactment of IETU law beginning in 2008, specifically with respect to the third transitory article, the Company has ten years to recover, under specific circumstances, existing IMPAC paid in previous years, which as of December 31, 2013 amounted to Ps. 528,116. The previously mentioned article establishes the right to recover the tax on assets paid prior to the IETU law enactment date. However, to obtain a refund there are certain requirements that must be met, including: i) the tax on assets subject to recovery must have been paid over the previous ten years, ii) the ISR has to be higher than the tax on assets for the three years prior to 2008, and iii) is limited to 10% per year over the IMPAC effectively paid.

There are several interpretations as to how an entity can recover the tax on assets paid, but to the date there is no explicit definition from the tax authorities or a precedent from any court that provides clarity as to the proper manner in which to recover such amounts. The Company’s management believes it is not probable that they will recover certain amounts and has therefore not recognized an asset of Ps. 236,385 as of December 31, 2013. The remaining amount of recoverable tax on assets is comprised of Ps. 201,686 (nominal value) and Ps. 90,045 of interest for the period from 2002 to 2013.

At December 31, 2013 and 2012, the recoverable tax on assets is comprised as follows:

	December 31, 2013		December 31, 2012
Recoverable tax on assets paid	Ps.	528,116	Ps.	576,727
Unrecognized recoverable tax on assets paid		(236,385)		(241,455)

Recognized recoverable tax on assets	Ps.	291,731	Ps.	335,272

At December 31, 2013, the recoverable tax on assets paid is comprised as follows:

	Tax on assets recoverable from 2013 results		Tax on assets expected to be recoverable from 2014 to 2017		Total
Bajio	Ps.	556	Ps.	1,158	Ps.	1,714
Guadalajara		17,807		52,322		70,129
Puerto Vallarta		2,621		2,761		5,382
Tijuana		47,591		166,915		214,506

Total	Ps.	68,575	Ps.	223,156	Ps.	291,731

15.	Accounts Payable

The Company receives credit from its suppliers at 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2013		December 31, 2012
Suppliers	Ps.	245,848	Ps.	310,003
Advance payments from clients		34,357		36,010
Interest payable		16,996		20,528
Direct employee benefits		15,330		8,710
Others accounts payable		3,702		974

Total	Ps.	316,233	Ps.	376,225

Advanced payments from clients represent payments for future services that have not yet been provided and if they are not performed, the Company has the obligation to reimburse it to its customers.

16.	Bank loans

Since 2007 the Company has obtained bank loans to finance its capital investments committed in the MDP of Bajío, Guadalajara, Hermosillo, Puerto Vallarta and San Jose del Cabo airports, which are described below with the unpaid balance at each date.

	December 31,		December 31,
	2013		2012
On August 31, 2007 the Company entered into an unsecured credit agreement, with crossed guarantees by its individual airports with Banamex for a total amount of Ps. 1,214,000, bearing fixed interest at a rate of 8.52%. The agreement matures in seven years from the date of the borrowing and payments and amortization of principal are required to be made in 28 equal and consecutive quarterly principal and interest payments. Such funds were disbursed: i) the September 7, 2007 for Ps. 600,000, ii) the January 30, 2008 by Ps. 344,000 and iii) the January 30, 2009 for Ps. 270,000.	Ps.	212,500	Ps.	385,929
On December 9, 2009, the Company entered into contracts for unsecured credit agreements, with crossed guarantees among the individual airports with Banamex and HSBC for Ps. 325,723 from each institution, totaling Ps. 651,446. The loans bear interest at a variable TIIE rate plus 350 basis points and require quarterly principal and interest payments for a period of seven years. Such funds were disbursed in different dates as follows: i) on December 9, 2009, Ps. 143,754, and ii) on February 3, 2010, Ps. 507,692. On December 6, 2013, the Company notified to Banamex and HSBC that the remaining balance of the amount related to the unsecured loan would be prepaid. The remaining balance was paid on December 9 and 10, 2013, for Ps. 30,804, respectively. (1)		235,714		390,387
On May 26, 2011, the Company entered into a contract for an unsecured credit agreement, with crossed guarantees among the individual airports, with HSBC for Ps. 1,023,980, for the Los Cabos, Puerto Vallarta, Guadalajara, Hermosillo and Guanajuato airports. The loans bear interest at a variable 28-day TIIE plus 165 basis points and require quarterly principal and interest payments for a period of seven years. Funds of 2011 were disbursed on different dates as follows i) on May 26, 2011 for Ps. 184,152, ii) on July 11, 2011 for Ps. 247,142, iii) on December 23, 2011 for Ps. 228,213 iv) on April 10, 2012 by Ps. 95,869, v) on May 25, 2012 by Ps. 40,600, vi) on July 10, 2012 for Ps. 49,769 and vii) the October 11, 2012 for Ps. 67,393. As for the remaining balance of Ps. 110,842, the Company notified HSBC that the remaining amount of the loan would not be utilized, so the total amount of loan was Ps 913,138.		654,969		785,417
On June 6, 2011, the Company entered into a contract for an unsecured credit agreement, with crossed guarantees among the individual airports, with Banamex for Ps. 551,372, for the Los Cabos, Puerto Vallarta, Guadalajara, Hermosillo and Guanajuato airports. The loans bear interest at a variable 91-day TIIE plus 135 basis points for the 2011 disbursements, and at the variable 91-day TIIE rate plus 143 basis points for the 2012 disbursements finally is not used. Both dispositions will require quarterly principal and interest payments for a period of seven 7 years. Funds of 2011 were disbursed on different dates as follows: i) on June 7, 2011for Ps.99,158, ii) on July 11, 2011 for Ps. 133,077, iii) on December 23, 2011 for Ps. 122,884. On November 7, 2012, the Company notified to Banamex that the remaining balance of the amount ordered by the unsecured loan would be prepaid. The unpaid balance was paid on December 7 and 23, 2012, for Ps. 77,910 and Ps. 105,329, respectively. An additional payment was made on January 11, 2013 for Ps.104,560, for a total payment of Ps. 287,799, plus the payment corresponding at that date of Ps. 4,753. With these payments this loan was fully paid.		—		109,313

On August 2, 2012, the Company entered into a contract for an unsecured credit agreement with BBVA Bancomer for Ps. 242,747, with crossed guarantees among the individual airports to a variable interest rate of TIIE 91 days, plus 120 basis points at quarterly principal and interest, for a period of seven years.Such funds were disbursed in different dates as follows: i) on August 3, 2012 for Ps. 168,530, and ii) on October 11, 2012 for Ps. 74,217.		202,050		236,728
On November 23, 2012, the Company signed an unsecured credit agreement, with crossed guarantees between the accredited airports, with BBVA Bancomer for Ps. 287,799. The loan bears interest at a variable rate based on the 91-day TIIE plus 120 basis points at quarterly principal and interest for a period of seven years. Disbursements were held on the following dates: i) on December 5, 2012 for Ps. 46,672, and ii) the December 21, 2012 for Ps. 58,277, and iii) on January 9, 2013 for Ps. 182,850.		253,215		104,949
On April 10, 2013, the Company signed an unsecured credit agreement, with crossed guarantees between the accredited airports, with BBVA Bancomer for Ps. 459,350. The loan bears interest at a variable rate based in the 91-day TIIE plus 133 basis points and annualized rate that will be equivalent to the rate TIIE plus 138 basis points for disbursements of 2014, with quarterly payments of principal and interest, for a period of seven years. Disbursements of 2013 were held on the following dates: i) on April 10, 2013 for Ps. 70,796, ii) on July 10, 2013 for Ps. 60,549, iii) September 26, 2013 for Ps. 59,009 and iv) November 11, 2013 for Ps. 115,000. The remaining balance of Ps. 153,996, has not been utilized.		296,028		—

Total unpaid balance of bank loans		1,854,476		2,012,723
Less – Current portion		(637,577)		(555,925)

Long-term portion	Ps.	1,216,899	Ps.	1,456,798

(1)	In connection with loans of December 9, 2009, the Company entered into interest rate hedge with Banamex, as explained in Note 13.

The unpaid consolidated balances at December 31, 2013 and 2012, from the loans previously described, mature as follows:

Year	December 31, 2013		December 31, 2012
2013	Ps.	—	Ps.	555,925
2014		637,577		425,183
2015		300,720		324,040
2016		259,507		282,826
2017		249,863		198,251
Thereafter		406,809		226,499

	Ps.	1,854,476	Ps.	2,012,723

At December 31, 2013 and 2012, bank loans are payable by the following airport subsidiaries:

At December 31, 2013

Airport	Current		Long-Term		Total
Bajio	Ps.	47,786	Ps.	73,023	Ps.	120,809
Guadalajara		205,527		450,406		655,933
Hermosillo		41,794		44,202		85,996
Puerto Vallarta		153,718		222,932		376,650
San Jose del Cabo		188,752		426,336		615,088

Total	Ps.	637,577	Ps.	1,216,899	Ps.	1,854,476

At December 31, 2012

Airport	Current		Long-Term		Total
Bajio	Ps.	41,380	Ps.	117,912	Ps.	159,292
Guadalajara		130,547		439,233		569,780
Hermosillo		36,705		87,315		124,020
Puerto Vallarta		120,495		333,239		453,734
San Jose del Cabo		226,798		479,099		705,897

Total	Ps.	555,925	Ps.	1,456,798	Ps.	2,012,723

The loan agreements limit the Company’s use of proceeds for the financing of capital expenditures, working capital and prepayments of loans, in addition to prohibiting the merger of the airport creditors with any other company, as well as the prohibition of sales or transfers of assets in an amount greater than Ps. 1,000, without previous authorization from the creditors and requires the Company to maintain certain financial ratios. If the individual airports are unable to fulfill their commitments and maintain the minimum financial ratios under the credit agreements, dividends cannot be declared. As of December 31, 2013, the airports were in compliance with all covenants stipulated by their credit agreements.

17.	Employee benefits

a.	Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4,214, Ps. 4,346 and Ps. 4,275 in 2013, 2012 and 2011, respectively.

b.	Defined benefit plans – According to the Federal Labor Law in Article 162, the Company is required to pay a seniority premium as postemployment benefits if an employee leaves and if have at least 15 years of service, which consist of a payment of 12 days per worked year based on the last salary, not to exceed twice the legal minimum wage established by law. Additionally, the Company pays as part of its labor policy severance at the employee retirement age. The present value of the retirement benefit obligation and the current service cost and past service costs were calculated using the projected unit credit method.

The defined benefit plans in Mexico usually expose the Company to actuarial risks, as interest rate, longevity and salary risks.

Interest rate risk	A decrease in the interest rate of the 30 years bond will increase the plan liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of the plan participants, during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of the plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The table below shows the movements in the present value of defined benefit obligations:

	2013		2012
Defined benefit obligation as of January 1,	Ps.	60,290	Ps.	47,897
Current service cost		10,576		12,593
Benefits paid		(234)		(200)

Defined benefit obligation as of December 31,	Ps.	70,632	Ps.	60,290

Below are the amounts for the years ended December 31, 2013, 2012 and 2011 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2013		2012		2011
Current service cost	Ps.	5,801	Ps.	7,185	Ps.	7,858
Interest on obligation		4,853		4,818		4,073
Actuarial losses (gains)		(78)		590		(105)

Total recognized as employee benefit cost (Note 22)	Ps.	10,576	Ps.	12,593	Ps.	11,826

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2013	2012
Discount of the projected benefit obligation at present value	7.0%	7.0%
Salary increase	5.0%	5.0%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefit are estimated to be approximately Ps. 2,870, as increase or as decrease.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 1997).

18.	Stockholders’ equity

a.	At December 31, 2013 and 2012, common stock consists of the following:

	Number of	Nominal
	Shares	Value
Fixed Capital
Series B	476,850,000	Ps.	13,130,223
Series BB	84,150,000		2,317,099

Total	561,000,000	Ps.	15,447,322

At December 31, 2011, common stock consists of the following:

	Number of	Nominal
	Shares	Value
Fixed Capital
Series B	476,850,000	Ps.	13,616,849
Series BB	84,150,000		2,402,974

Total	561,000,000	Ps.	16,019,823

At December 31, 2013, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

Each share of Series “B” and “BB” gives the holder the right to one vote at any Ordinary Stockholders’ Meeting. According to the Company’s bylaws, shareholders of Series “B” shares either individually or jointly with their related parties, cannot hold more than 10% of the total outstanding common stock of the Company, and therefore is prohibited from exceeding such limits by participating through trusts, agreements, social pacts or bylaws, pyramid schemes or any other mechanism that provides a larger share than legally allowed. Additionally, the Company’s bylaws provide that if a person individually or jointly with its related parties, acquires a percentage of shares exceeding the limits of participation previously mentioned, the person or group of persons will be required to sell the excess over what is allowed through a public offering, during which time, the shares owned over the 10% threshold by such individuals will not have voting rights and cannot be represented in any Stockholder Meeting. Furthermore, the shareholders of Series “BB” shares, either individually or jointly with their related parties, may also be owners of shares of Series “B” shares, regardless of the shares they hold in the aggregate of Series “B” and Series “BB”. However, those shareholders of the Series “BB” shares, their votes will be limited to no more than 10% of the voting common stock, and any additional participation is required to vote in the same way of the majority of the votes in any Stockholder Meeting.

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

The members of the Board of Directors appointed by the Shareholders of the Series “BB” will have the ability to make the following valid designations: (i) upon consultation with the Company’s Nomination and Compensation Committee, appointment and dismissal of the Chief Executive Officer and the top-level executive officers; (ii) appointment of three of the six members of the Operating Committee and three alternates, and the number of members and their alternates to the Audit Committee, including the acquisition, nominatios and compensation corresponding to 20% (twenty percent) of the total members, with the understanding that there will be at least one member and alternate, for each of them, iii) in the creation and determination of the Operating Committee whom are not part of the Company, members of the Board of Directors or the Company’s officers.

In the case of the Audit Committee must also comply with the legal restrictions of independence.

b.	At an Ordinary Stockholders’ Meeting held on April 27, 2011, the stockholders approved a dividend payment of Ps. 1.4424 per share to be made on or before May 31, 2011, and a second payment of Ps. 0.4807 per share to be made on or before November 30, 2011. Both dividends were paid in cash on May 31, 2011 for a total of Ps. 780,000, and on November 29, 2011 for a total of Ps. 255,117. On the same day, the stockholders approved the cancellation of the remainder of the stock repurchase program, approved at the Ordinary General Stockholders’ Meeting held from July 22 to July 25, 2010 for Ps. 86,198. Additionally, the stockholders approved a stock repurchase program to repurchase up to a maximum amount of Ps. 473,500 to be executed as the Company’s management determines it is convenient or necessary, in accordance with the Securities Market Law.

c.	During 2011, the Company repurchased a total of 16,364,500 shares for Ps. 777,493, which represented 2.9% of outstanding shares at such time. From the total shares repurchased during 2011, 6,302,700 shares costing Ps. 303,993 corresponded to the amount approved at the General Stockholders’ Meetings on July 25, 2010, which authorized the repurchase for up to Ps. 1,000,000; additionally, the Company repurchased 10,061,800 shares costing Ps. 473,500, corresponding to the amount approved at the General Stockholders’ Meeting on April 27, 2011 in order to repurchase shares for up to Ps. 473,500. The calculation of weighted average shares outstanding, in the consolidated statements of comprehensive income, includes the effect of the repurchased shares during 2011.

d.	In an Ordinary Stockholders’ Meeting held on April 16, 2012, the stockholders approved a dividend payment of Ps. 1,130,000, to be divided between the shares outstanding at the date of each payment, excluding shares repurchased in accordance with the Article 56 of the Securities Market Law. The first paid was in cash on may 31, 2012 for Ps. 847,500, and the second payment was made on November 1, 2012 for Ps. 282,500. In the same Stockholders’ Meeting, the stockholders approved a stock repurchase program to repurchase up to a maximum amount of Ps. 280,000 to be executed in the next twelve-month period.

e.	In an Extraordinary General Stockholders’ Meeting held on September 25, 2012, the stockholders approved a capital distribution to be paid in cash for Ps. 870,000, which is comprised of Ps. 572,501 for common stock with a historical value and Ps. 297,499 for the value of inflation recognized through December 31, 2007 in according with Mexican Financial Reporting Standards. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing and presenting separate financial information under MFRS. Therefore, for any transaction related to Stockholders’ Equity, the Company must take into consideration the accounting balances prepared under MFRS and determine the tax effects under applicable laws in Mexico, which require financial information prepared using MFRS.

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

f.	In an Ordinary Stockholders’ Meeting held on April 16, 2013, the stockholders approved a dividend payment of Ps. 1,210,000 to be divided between the shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment was in cash on April 25, 2013 of Ps. 907,500 and the second payment was made on November 27, 2013 of Ps. 302,500. In the same stockholder´s meeting the reserve for repurchase of shares approved at Stockholder´s Meeting held on April 16, 2012 of Ps. 280,000 was canceled, and simultaneously shareholders approved a maximum amount of Ps. 640,000 for reserve for repurchase of shares to be executed in the next twelve-month period.

During 2013, the Company repurchased a total of 4,127,492 shares, for Ps. 276,732 which represented 0.7% of outstanding shares at such time. The weighted average shares outstanding as shown in the consolidated statement of profit or loss and other comprehensive income, includes shares repurchased during the year 2013, 2011 and 2010.

g.	The General Corporate Law requires that at least 5% of the consolidated comprehensive income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2013, 2012 and 2011, the legal reserve, in nominal pesos, was Ps. 635,914, Ps. 553,477 and Ps. 479,255, respectively, corresponding to 4.1%, 3.6% and 3.0%, of the common stock, respectively.

h.	At December 31, 2013, the Company has a maximum amount of funds approved to repurchase shares of the Company for Ps. 2,027,302. From the approved amount, 34,406,892 shares have been repurchased for a total of Ps. 1,664,034, corresponding to repurchases made from September 2010 to December 2013. As of December 31, 2013, there is a remaining balance of Ps. 363,268 available to repurchase shares.

i.	Stockholders’ equity distribution, except for the restatement amounts of the common stock contributed and the Net tax income account (CUFIN), will be subject to an ISR tax, calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid and the subsequent two fiscal years following the date in which the dividend was paid. Starting in 2014, dividends distributed to shareholders and coming from tax retained earnings generated from 2014 and later, will generate an additional income tax of 10% directly attributable to shareholders receiving the dividend.

j.	The balances of stockholders’ equity tax accounts as of December 31 were as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
Contributed capital account (CUCA)	Ps.	28,648,014	Ps.	27,825,247	Ps.	27,720,753
Net tax income account (CUFIN)		1,692,470		1,340,727		1,205,583

Total	Ps.	30,340,484	Ps.	29,165,974	Ps.	28,926,336

19.	Revenues

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

A price regulation system establishes a maximum rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2009, SCT authorized the Company’s maximum rates applicable for the period 2010-2014. During the periods ended December 31, 2013, 2012 and 2011, the Company charged up to 100% for 2013 and 2012, and 99.9% for 2011, of the maximum rate.

The table below presents a summary for the years ended December 31, 2013, 2012 and 2011, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fee are classified as airport services.

	2013		2012		2011
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	176,995	Ps.	170,659	Ps.	157,683
Charges for not canceling extended stay reservations		1,443		132		3,826
Parking on embarking/disembarking platform		130,714		123,406		115,086
Parking on extended stay or overnight platform		29,598		30,672		29,229
Passenger walkways and shuttle buses		—		22,592		24,284
Airport security charges		49,661		44,615		40,852
Airport real estate services to airlines:
Leasing of hangars to airlines		6,239		10,783		15,582
Leasing of shops, warehouses and stockrooms to airlines (operating)		2,209		2,393		2,583
Leasing of space and other terminal facilities to airlines within the terminal (operating)		40,577		35,912		32,196
Leasing of land and other surfaces to airlines outside the terminal (operating)		2,698		2,645		2,722
Leasing of check-in desks and other terminal space		9,585		11,298		11,355
Leasing of desks and other terminal space for ticket sale		5,613		5,856		5,976
Airport passenger services:
Domestic passenger charges		1,706,158		1,541,208		1,406,028
International passenger charges		1,367,817		1,281,598		1,150,372
Airport real estate services and rights of access to other operators		29,668		28,352		30,608
Complementary services:
Catering services		5,109		6,093		6,335
Other third-party ramp services rendered to airlines		26,446		22,783		20,551
Traffic and/or dispatch		19,685		19,771		18,791
Fuel supply or removal		1,636		1,556		1,379
Third-party airplane maintenance and repair		4,765		3,658		2,489

Total regulated revenues included in the maximum rate		3,616,616		3,365,982		3,077,927
Regulated revenues not included in the maximum rate:
Car parking charges		221,037		193,705		169,777
Recovery of cost over aeronautical services		78,567		58,252		27,823
Recovery of cost over non-aeronautical services		15,798		13,973		12,783

Total regulated revenues not included in the maximum rate		315,402		265,930		210,383

Total regulated revenues		3,932,018		3,631,912		3,288,310

	2013		2012		2011
Unregulated revenues
Commercial concessions (1):
Retail operations		77,845		69,282		68,835
Food and beverages		78,662		65,053		58,038
Duty free		102,577		92,466		53,747
VIP lounges		9,378		9,251		7,617
Financial services		16,181		14,986		13,048
Communications and networks		13,309		5,668		7,607
Car rentals		99,614		90,107		80,755
Commercial leasing		15,624		5,984		5,477
Advertising		87,304		76,206		51,039
Time sharing developers		107,733		98,460		82,422
Leasing of space to airlines and other complementary service providers (non-operating)		111,763		100,551		92,146
VIP Lounges		24,243		10,497		—
Revenues from sharing of commercial activities(1):
Retail operations		15,623		11,006		9,942
Food and beverages		24,476		20,958		16,310
Duty free		12,987		20,477		17,472
Financial services		289		359		57
Car rentals		1,501		2,170		896
Advertising		—		—		2,992
Access fee for ground transportation		16,549		14,159		13,358
Non-airport access fees		23,818		19,943		18,103
Services rendered to ASA		44		65		139
Various commercial-related revenues		14,892		12,104		11,678
Others		682		2,770		2,519

Total unregulated revenues		855,090		742,522		614,197

Total aeronautical and non-aeronautical services	Ps.	4,787,108	Ps.	4,374,434	Ps.	3,902,507

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the National Consumer Price Index (INPC) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above (Note 30).

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company in its airports, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2013, 2012 and 2011 accounted for Ps. 440,728, Ps. 570,233 and Ps. 1,036,227, respectively.

20.	Cost of services

Cost of services for the years ended December 31, was composed of the following:

	2013		2012		2011
Employee costs (Note 22)	Ps.	390,606	Ps.	402,607	Ps.	369,386
Maintenance		200,224		200,022		179,455
Safety, security and insurance		173,748		159,379		131,168
Utilities		141,855		139,479		122,095
Other		222,518		158,515		184,834

	Ps.	1,128,951	Ps.	1,060,002	Ps.	986,938

21.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, were composed of the following:

	2013		2012		2011
Depreciation	Ps.	164,606	Ps.	151,176	Ps.	110,314
Amortization		718,629		676,054		632,655

	Ps.	883,235	Ps.	827,230	Ps.	742,969

22.	Employee Cost

Employee Cost for the years ended December 31, was composed of the following:

	2013		2012		2011
Wages and salaries	Ps.	259,044	Ps.	252,482	Ps.	237,959
Other remunerations		41,200		42,597		42,752
Social benefits		38,255		39,629		37,427
Severance payments		7,476		21,366		6,901
Labor union fees		14,715		16,290		13,656
Taxes on employee benefits		5,775		5,647		5,157
PTU		3,754		4,203		3,813
Employee benefits		10,576		12,593		11,826
Others		9,811		7,800		9,895

	Ps.	390,606	Ps.	402,607	Ps.	369,386

23.	Cost of improvements to concession assets

As disclosed in Note 3.m, in conformity with IFRIC 12, the Company must recognize the revenues and costs of additions and improvements to concession assets which they are obligated to perform at the airports as established by the MDP. The cost for such additions and improvements to concession assets is based on actual costs incurred by the Company in the execution of the additions or improvements, considering the investment requirements in the MDP. Through bidding processes, the Company contracts third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The amounts paid are set at market value.

Cost of improvements to concession assets are comprised of the following at December 31:

	2013		2012		2011
Cost of improvements to concession assets	Ps.	440,728	Ps.	570,233	Ps.	1,036,227

24.	Finance (cost) income – net

The finance (cost) income is comprised of the following at December 31:

	2013		2012		2011
Interest income from cash equivalents	Ps.	94,379	Ps.	105,073	Ps.	74,324
Interest on recovered taxes		6,519		1,836		7,389
Gain on financial investments held for trading purposes		20,926		10,479		6,632
Gain on derivative financial instruments		—		—		3,530
Other		2,399		4,690		16,570

Total interest income		124,223		122,078		108,445

	2013		2012		2011
Interest cost from bank loans		(115,612)		(102,136)		(57,220)
Loss on financial investments held for trading purposes		(51,721)		(10,475)		(10,778)
Loss on derivative financial instrument		(705)		(3,424)		(6,200)
Commissions for bank loans		(3,019)		(1,067)		(13,492)
Other financing costs		(8,008)		(4,217)		(6,063)

Total interest expenses		(179,145)		(121,319)		(93,753)

Foreign exchange gains		79,569		49,528		83,984
Foreign exchange loss		(72,806)		(64,310)		(61,358)

Foreign exchange gains (loss) – net		3,763		(14,782)		22,626

Finance (cost) income – net	Ps.	(51,159)	Ps.	(14,023)	Ps.	37,318

25.	Commitments

a.	The Company has leased office space under a five-year operating lease agreement, renewed in February 2013 and will finish in January 2018. The monthly rental payments are of U.S.$ 33,617. Base rent is subject to increases according to the INPC and the U.S, National Consumer Price Index (CPI).

Lease expense was Ps. 5,187, Ps. 5,424 and Ps. 4,954, for the years ended December 31, 2013, 2012 and 2011, respectively.

In addition to the monthly rent described above, the Company has entered into contracts for other lease agreements of other assets, the amounts of which are not material.

b.	On December 28, 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010-2014. The table below shows the investments to be made during this period, as approved by the SCT:

Year	Amount Committed		Amount Invested
2010	Ps.	553,904	Ps.	764,430
2011		989,456		1,214,730
2012		562,217		706,350
2013		411,349		522,230
2014		253,731		—

	Ps.	2,770,657	Ps.	3,207,740

Amounts set forth above are expressed in pesos of purchasing power as of December 31, 2007, and have to be re-expressed using factors derived from the NCPI at the time of their execution. The amounts invested are expressed in thousands of pesos of each year, and include the improvements to concession assets and the machinery and equipment committed under the MDP.

26.	Contingencies

a.	Several municipalities have filed real estate tax claims against some subsidiary airports related to the land where the airports operate. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or profit or loss and other comprehensive income.

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

On October 20, 2010 the municipal authorities of Tijuana issued another payment request for real estate taxes covering the period from the 2000 to 2010, however, in the opinion of the Company’s legal advisors this tax claim is not in accordance with the law, as there is precedent that in previous occasions the tribunals declared null the first request corresponding to 2005 and 2006. On October 20, 2010, the municipal authorities demanded that the airport pay the required amount of Ps. 269,229 in the following three days, assigning several of its assets to guarantee such amount in case the airport would not pay. The assigned and encumbered assets do not affect the airport’s operation. This requirement was challenged by judgment of invalidity, which is yet to be resolved.

On February 7, 2013, the Tijuana municipal authority filed a fourth real estate tax claim for the period from 2008 to 2012 against the Tijuana airport in the amount of Ps. 15,200, demanding payment within three business days. On February 28, 2013, the Company began an annulment proceeding against the claim. On March 5, 2013 the authority established the amount to be guaranteed, and on March 8, 2013 the Company presented a bond to guarantee the amount claimed. As of the date of these financial statements, the proceeding is in the stage of presenting evidence by each party.

On February 26, 2013, the municipal authorities of Manzanillo, required the Manzanillo airport to exhibit several documents and answer several questionings in order to require a property tax payment for the past five years, related with commercial areas and parking lot. On March 20, 2013, the Manzanillo airport filed a judicial annulment lawsuit against this requirement, which is pending resolution.

As the Company and its legal counsel believe that these tax claims are not in accordance with the law, GAP proceeded to filed an annulment judgment against the municipal authorities, which is pending resolution. Because, previous judgments in this and other airports have been resolved favorably for the Company, GAP and its legal counsel believe an unfavorable outcome is remote.

b.	In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, whereas in Guadalajara airport it occurred in 1975. Before such expropriations, a group of farmers called ejido, one in Tijuana and other different in Guadalajara, owned these lands. The farmers have raised claims against the indemnity payments received from the Mexican Government, and in Tijuana airport requested the reversion of the expropriation. During 2008, the Ejido Tampico in Tijuana airport received an unfavorable resolution, which was appealed. Subsequently the Ejido received a favorable resolution, which may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido. The lawsuit is still pending to be resolved.

In the case of Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport. In November 2010, the Court granted the protection of the federal justice to the ejidos El Zapote and Santa Cruz del Valle, in Guadalajara airport, ordained to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared unsubsistence the Concession granted to the Guadalajara airport in 1998, in reference to manage, operate and develop the airport facilities. On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for the trial with the Ejido El Zapote, the trial is ongoing. In case of the Ejido Santa Cruz del Valle the district court determinate the illegality of the expropriation decree against the Federal Government, which was confirmed by the appellate court and is currently under implementation. The legal advisors of the Company considered the Federal Government is working in a substitute compliance, consisting of the payment of compensation in favor of the ejido Santa Cruz del Valle. Once it is completed the implementation process by the Government, the Company will not have any affectation in the operation or in the results of operations of the airport.

On October 1, 2013, the Company received notices for Grupo Aeroportuario del Pacífico and Puerto Vallarta airport and various federal authorities in connection with three legal proceedings filed by the participants in the Ejido Valle de Banderas. The Ejido is claiming the restitution or payment as a compensation in respect of 154 hectares of land comprising this airport, besides the partial cancellation of the concession granted to Puerto Vallarta airport. The Company attended the initial appointment on October 8, 2013, at which obtained a deferral until December 2, 2013 due to the lack of formal notice, which was again deferred, having the first audience on January 24, 2014, where the Ejido ratified the lawsuit and the Company demanded the suspension of this process due to the incompetence of jurisdiction. Therefore, the audience was delayed for three days, in order to give time to the Ejido to provide a rebuttal. The Company estimates that the court involved in this proceeding, located in the State of Nayarit, does not have jurisdiction, because the airport is located in the State of Jalisco, besides this court is not competent to nullify an administrative act, as it is related to the concession of title.

If the legal proceedings are resolved in such a way that adversely impact any of our airports, the Company manage has other legal resources to challenge such resolutions. Additionally, under the Concession agreement, the Company has guarantees providing it with access to the airport’s land, and the Mexican government would be liable for any operating disruption caused by the Ejidos and would have to restore the concessionaire the rights to use public property, and compensate any economic damage to the airport. Thus, in the opinion of the Company and its legal counsel, the possibility of an unfavorable outcome is remote.

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these consolidated financial statements, the Company does not have any environmental sanctions against it.

d.	The users of airports, principally airlines, have been subject to increased costs following the events of September 11, 2001 in addition to the events on December 26, 2009 in Detroit, Michigan. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of the Company’s international flights involve travel to the U.S., the Company may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican Government, being part of the International Civil Aviation Organization (OACI), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The Company has concluded the installation of new screening equipment in all airports; however, it could be required to undertake significant additional capital expenditures. The Company has signed agreements with the airlines in which the airlines assumed their legal responsibility for all matters related to the operation of such equipment, and therefore the Company has accepted the request to operate them, in exchange to charge a fee to recover its expenses incurred. Regarding this, on November 23, 2012 the Mexican Bureau of Civil Aviation issued a mandatory notice, requiring airlines to use the screening systems through an agreement with the airports.

e.	Currently, the Mexican tax authority (MTA) carried out tax audits at certain of the Company’s airports. As a result of such audits, the MTA claimed that the Aguascalientes, La Paz, Los Mochis, Mexicali and Morelia airports incorrectly applied the fiscal amortization rates with respect to the value of their respective concessions. The Company has filed administrative proceedings rejecting the claims made by the tax authority and defending its original position.

With respect to the Aguascalientes and La Paz airports, the authority determined a fine of Ps. 1,733 and Ps. 3,700, respectively. These amounts were paid by the airports, however the Company filed a judgment of nullity claiming the refund of these fines. In December 2010, the airports of Aguascalientes and Mexicali received unfavorable rulings. On August 22, 2011, the Aguascalientes International Airport appealed the decision of the court to the Mexican Supreme Court, concluded unfavorable in 2012, therefore the fine paid was recorded in the consolidated statement of profit or loss and other comprehensive income. In the case of Mexicali, the ruling was final in 2011 and the tax adjustment resulted in a decrease of the Company’s profit or loss and other comprehensive income by Ps. 3,397.

Regarding the La Paz airport, on October 3, 2011 it received a favorable ruling in the first instance, which was appealed by the authority before the Court of Mazatlan. On September 7, 2012, the Court issued a resolution in favor of the authority, instructing the tribunal to modify its sentence, taking into account the applicable law in 2005 and on November 14, 2012, the tribunal issued a its sentence accordingly, considering that the authority was correct, however, for purposes of the fine determined that it was inappropriate. The authority filed a petition for review which was denied on January 21, 2014, confirming that the fine is unfair.

The Morelia airport filed an appeal on October 26, 2011, which was partially ruled in favor of the airport in September 2012, therefore a legal proceeding was filed against this resolution. Subsequently, the tax authority appealed against this resolution, which on February 28, 2013 was resolved adversely for the airport. According to the above, on March 14, 2013, the Company paid Ps. 2,900, which included contributions and accessories, concluding with this procedure.

The Los Mochis airport has filed a nullity judgment on October 3, 2011, which was concluded adversely for the airport in July 2012. As a result, the airport filed a legal proceeding in August 2012, which was denied to the Company in June 2013, concluding this procedure with no effect on results.

During 2013 the Aguascalientes, La Paz, Morelia and Mexicali airports applied to the partial waiver of federal taxes and penalties program, decreed in the Third Transitory article of Chapter I of the Federal Revenue Law for 2013. Therefore, these airports cancelled all tax reviews that were ongoing and made a payment for the years in which these airports applied different criteria for amortization of concession tax rates, making a total payment of Ps. 16,297, affecting the profit or loss for the year 2013. The change in amortization tax rates generated an increase in the deferred tax asset, with a benefit to the profit or loss in 2013 of Ps. 35,131.

f.	On April, 25, 2011, the Company received a notice from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission or CNBV) in which it initiated a proceeding for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s Stockholders during 2010. This notice is the first stage of the procedure to impose a fine on the Company. On June 3, 2011, the Company exercised its right to appeal the determination of the CNBV and to file evidence to contest this determination. At of the issuance date of these consolidated financial statements, there is no response from the authority. In the opinion of the Company’s management and its legal counsel, the possibility of an unfavorable outcome is considered to be remote.

g.	The Company holds several judgments with one of its shareholders Grupo México, SAB de C.V. (GMéxico), who at the date of these consolidated financial statements has a shareholding interest of 27.5 % of the total share capital of the Company’s Series B shares. These disputes have been performed with the objective of defending the bylaws of the Company and its legality and applying, and in defense of certain agreements reached at various Stockholders’ Meeting on which GMéxico has challenged its legitimacy. Moreover, the Company has presented legal means of defense against a supposed Stockholders’ Meeting judicially convened at the request of irregularly by GMéxico and that the Company does not recognize as valid and also the decisions taken at the meeting. The judgments related to this shareholder are still unresolved. The Company’s management and its legal counsel consider that the potential impact of these judgments in the financial statements is limited to costs and expenses related to legal defense.

27.	Information by operating segment

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

The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports. The financial information relating to the remaining six airports are comprised under “Other airports”. The corresponding information related with SIAP (company that provides technical assistance and professional services highly qualified), CORSA (company that provides operative services specialized in aeronautical industry), PCP (company that manages the parking lot operation) and Fundacion GAP, as well as the Company’s own operation (including investments in subsidiaries), was combined and included under “Other Companies”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations. The performance of each segment is measured in base to the income before income taxes, as is reported in the internal financial statements.

December 31, 2013	Guadalajara		Tijuana		Puerto Vallarta		San Jose del Cabo		Hermosillo		Bajio		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,935,689	Ps.	692,155	Ps.	650,646	Ps.	953,427	Ps.	214,048	Ps.	210,827	Ps.	571,043	Ps.	—	Ps.	—	Ps.	5,227,836
Total intersegment revenues		—		—		—		—		—		—		—		2,315,843		(2,315,843)		—
Income from operations		1,056,789		324,698		304,293		527,153		86,160		82,161		21,594		1,978,356		(2,008,027)		2,373,177
Interest income		28,188		25,163		11,442		24,722		4,944		3,918		14,175		22,311		(10,639)		124,223
Interest expense		(43,039)		(20,308)		(29,312)		(63,226)		(8,400)		(8,738)		(13,834)		(2,928)		10,639		(179,145)
Depreciation and amortization for the year		(236,456)		(130,842)		(126,690)		(165,055)		(43,451)		(40,780)		(129,562)		(10,400)		—		(883,235)
Income before income taxes		1,042,766		330,754		286,782		490,389		82,761		77,371		21,911		1,997,310		(2,008,026)		2,322,018
Income fax expense		(131,484)		20,124		(8,850)		(88,308)		8,740		861		76,830		46,300		—		(75,788)
Total assets		7,674,175		4,646,736		3,392,347		3,410,018		1,260,185		1,090,061		3,161,276		26,744,080		(26,144,279)		25,234,600
Total Liabilities		1,010,641		208,337		549,585		841,589		145,701		176,253		309,646		197,655		(417,519)		3,021,889
Net cash flows provided by operating activities		1,189,236		475,736		386,543		607,039		130,799		118,904		220,832		(199,645)		—		2,929,444
Net cash flows used in investing activities		(264,420)		(64,851)		(40,817)		(81,566)		(5,574)		(24,347)		(157,060)		2,177,952		(2,185,000)		(645,682)
Net cash flows used in financing activities		(1,099,426)		(233,000)		(374,791)		(390,518)		(102,835)		(120,005)		(156,950)		(1,486,732)		2,185,000		(1,779,258)
Investment in productive assets		5,422,418		3,058,880		2,553,931		2,653,619		868,406		790,676		2,302,667		37,687		(69)		17,688,217

December 31, 2012	Guadalajara		Tijuana		Puerto Vallarta		San Jose del Cabo		Hermosillo		Bajio		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,693,317	Ps.	649,593	Ps.	699,454	Ps.	985,808	Ps.	212,086	Ps.	236,966	Ps.	467,444	Ps.	—	Ps.	—	Ps.	4,944,667
Total intersegment revenues		—		—		—		—		—		—		—		1,922,314		(1,922,314)		—
Income from operations		915,019		241,563		298,352		487,327		68,319		73,969		12,101		1,645,731		(1,628,879)		2,113,502
Interest income		46,210		14,078		10,486		19,445		5,002		2,942		11,475		20,778		(8,338)		122,078
Interest expense		(37,735)		(4,681)		(27,877)		(28,914)		(10,582)		(9,426)		(6,825)		(3,616)		8,338		(121,319)
Depreciation and amortization for the year		(240,538)		(130,316)		(118,503)		(115,364)		(43,365)		(38,834)		(127,124)		(13,166)		—		(827,230)
Income before income taxes		916,408		249,026		280,518		469,268		62,753		67,478		16,755		1,666,151		(1,628,878)		2,099,479
Income tax expense		(185,786)		14,670		(46,087)		(109,928)		(3,654)		(7,289)		21,640		(11,015)		—		(327,449)
Total assets		7,750,131		4,504,800		3,442,872		3,347,978		1,257,242		1,130,931		3,098,119		26,197,628		(26,196,064)		24,533,637
Total liabilities		851,150		184,279		613,245		937,604		178,225		225,222		187,230		195,808		(292,339)		3,080,424
Net cash flows provided by operating activities		1,100,076		307,055		409,182		478,485		117,880		115,995		154,435		(21,834)		—		2,661,274
Net cash flows used in investing activities		(198,026)		(80,975)		(148,564)		(389,677)		(31,179)		(39,711)		(86,639)		1,735,986		(1,745,000)		(983,785)
Net cash flows used in financing activities		(826,782)		(186,000)		(295,954)		(399,027)		(122,526)		(48,537)		(14,993)		(1,999,997)		1,745,000		(2,148,816)
Investment in productive assets		5,376,838		3,111,862		2,629,621		2,747,448		904,336		816,969		2,265,345		66,409		(69)		17,918,759

December 31, 2011	Guadalajara		Tijuana		Puerto Vallarta		San Jose del Cabo		Hermosillo		Bajio		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,618,135	Ps.	686,558	Ps.	773,401	Ps.	1,042,676	Ps.	209,746	Ps.	210,738	Ps.	397,480	Ps.	—	Ps.	—	Ps.	4,938,734
Total Intersegment revenues		—		—		—		—		—		—		—		1,791,421		(1,791,421)		—
Income from operations		847,070		212,065		275,995		405,197		63,229		58,212		(3,412)		1,482,064		(1,504,401)		1,836,020
Interest income		58,353		9,394		10,001		5,731		5,149		3,597		9,519		20,361		(13,651)		108,445
Interest expense		(28,092)		(3,538)		(19,699)		(21,237)		(8,176)		(9,063)		(12,621)		(4,989)		13,661		(93,753)
Depreciation and amortization for the year		(210,170)		(117,078)		(111,430)		(93,048)		(38,453)		(37,153)		(123,059)		(12,580)		—		(742,969)
Income before income taxes		890,333		216,527		267,329		403,565		60,224		52,825		(6,465)		1,493,401		(1,504,401)		1,873,338
Income tax expense		(152,564)		(7,579)		(36,696)		(91,688)		(272)		(3,349)		30,960		(570)		—		(261,758)
Net cash flows provided by operating activities		905,785		318,869		321,621		388,521		99,887		88,904		161,074		(27,942)		—		2,256,718
Net cash flows used in investing activities		(222,180)		(224,915)		(244,637)		(356,395)		(48,045)		(58,371)		(88,656)		1,729,747		(1,740,018)		(1,253,470)
Net cash flows used in financing activities		(673,037)		(275,000)		(124,760)		17,962		(33,672)		(53,927)		(2,000)		(1,812,628)		1,740,018		(1,217,045)
Investment in productive assets		5,448,454		3,164,531		2,628,638		2,522,912		923,943		805,379		2,303,924		57,905		(69)		17,855,617

Productive assets are comprised of Machinery, equipment, Improvements to leased buildings, Improvements to concession assets, Airport concessions, Rights of use of airport facilities, Other acquired rights and Other assets.

•	Geographic information—All business units of the Company are operating in Mexico. The financial information presented above shows the different regions where these business units operate.

•	Principal Customers—The Company has no dependence on a particularly client, as 58.8%, 57.1% and 51.8% of the total revenues for 2013, 2012 and 2011, respectively, corresponds to the passenger charges that are paid for by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one client represents more than 10.0% of the consolidated revenues.

•	Principal suppliers—The Company has no dependence of particularly supplier, due to, no one supplier represents more than 10.0% of its capital investments in productive assets and/or of the total operating costs.

28.	Foreign currency transactions

a.	Transactions denominated in foreign currency for the years ended at December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
	(In thousands of U.S. dollars)
Revenues from aeronautical and non- aeronautical services	29,461	26,870	22,572

Revenues for recovery expenses	—	175	626

Technical assistance fee	5,457	5,364	5,209

Other expenses	5,159	4,040	5,621

b.	The exchange rates in effect at the dates of the consolidated balance sheets and the date of the related report of the independent auditors were as follows:

	December 31,				February 26,
	2013		2012		2014
Mexican pesos per one U.S. dollar (Note 3.o)	Ps.	13.0765	Ps.	13.0101	Ps.	13.2090

c.	For the year ended December 31, the foreign currency exchange gains and losses was as follows:

	2013		2012		2011
Foreign exchange gains	Ps.	76,569	Ps.	49,528	Ps.	83,984
Foreign exchange loss		(72,806)		(64,310)		(61,358)

Foreign exchange gains (loss) – net	Ps.	3,763	Ps.	(14,782)	Ps.	22,626

29.	Transactions with related parties

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

Transactions with related parties, carried out in the ordinary course of business, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2013		2012		2011
AMP, entity with significant influence Expenses:
Technical assistance fees	Ps.	171,470	Ps.	155,072	Ps.	136,191

Services received	Ps.	1,496	Ps.	1,315	Ps.	245

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

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of U.S. 7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of U.S. 4,000,000 (these amounts are subject to adjustment based on the CPI) or 5% of GAP’s consolidated operating income, defined as earnings before interest income or expense, calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization.

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

The total amounts paid to executive officers for the years ended at December 31, 2013, 2012 and 2011 were as follows:

	2013		2012		2011
Benefits paid	Ps.	28,890	Ps.	22,907	Ps.	20,228

30.	Operating lease agreements

Leasing as the lessee – The rents of operating leases are payable as follows:

	2013		2012
Less than one year	Ps.	8,990	Ps.	7,474
Between one and 5 years		24,346		25,496

	Ps.	33,336	Ps.	32,970

As described in Note 25, the Company has leased office space under one five-year operating lease agreement, which was renewed in February 2008 and concluded in January 2013. The monthly rental payments of U.S.$33,617. Base rent is subject to increases according to the NCPI and the CPI.

In addition to the monthly rent described above, the Company has entered into contracts for other rent from other assets, the amounts of which are not material.

Leasing as the lessor – The Company receives payments from leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such leases is as follows:

	2013		2012
Less than one year	Ps.	568,183	Ps.	488,298
Between one and 5 years		1,080,748		1,084,908
More than 5 years		105,428		263,423

	Ps.	1,754,359	Ps.	1,836,629

During the years ended December 31, 2013, 2012 and 2011, the Company recognized income from leasing activities of Ps. 743,327, Ps. 641,971 and Ps. 522,051, in the consolidated statements of profit or loss and other comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2013, 2012 and 2011 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 19.

31.	New accounting principles not yet in effect

The following IFRS new and/or revised have been issued but are not yet effective, spite of it can be early adopted, the Company has not adopted any of these standards as of the issuance date of these consolidated financial statements.

Standard	Effective as of
Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment Entities	January 1, 2014
Amendments to IAS 32 – Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 21 – Levies	January 1, 2014
IFRS 9 – Financial Instruments	January 1, 2017
Amendments to IFRS 9 and IFRS 7 – Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2016

Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Management does not anticipate that the investment entities amendments will have any effect on the consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 32 – Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The Company management does not anticipate that these amendments will have any effect on the its consolidated financial statements.

IFRIC 21 – Levies

IFRIC 21, provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation covers the accounting for outflows imposed on entities by governments (including government agencies and similar bodies) in accordance with laws and/or regulations. However, it does not include income taxes (see IAS 12 Income Taxes), fines and other penalties, liabilities arising from emissions trading schemes and outflows within the scope of other Standards.

IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Interpretation clarifies that economic compulsion and the going concern principle do not create or imply that an obligating event has occurred.

IFRIC 21 provides the following guidance on recognition of a liability to pay levies:

•	The liability is recognized progressively if the obligating event occurs over a period of time

•	If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting this new standard on its consolidated financial information.

IFRS 9 – Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other profit or loss and other comprehensive income, with only dividend income generally recognized in profit or loss of the year.

•	With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other profit or loss and other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other profit or loss and other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting this new standard and related amendments on its consolidated financial information.

32.	Subsequent events

•	On January 24, 2014, the Company utilized Ps. 74,381 of the available line of credit with BBVA Bancomer for the Guadalajara and Puerto Vallarta airports, which corresponds to the agreement described in Note 16.

•	On February 4, 2014, the Company made the last payment corresponding to the second disbursement of the loan signed with Banamex on December 9, 2009, that is described in Note 16. The payment amount was Ps. 108,791, thus, with the payment the disbursement was paid in full.

•	On February 4, 2014, the Company made the last payment corresponding to the second disbursement of the loan signed with HSBC on December 10, 2009, that is described in Note 16. The payment amount was Ps. 108,791, thus, with the payment the disbursement was paid in full.

33.	Financial statements issuance authorization

On February 26, 2014 the issuance of these consolidated financial statements was authorized by Fernando Bosque Mohino, Chief Executive Officer and Raúl Revuelta Musalem, Chief Financial Officer. These consolidated financial statements are subject to approval at the ordinary general stockholders’ meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *