Form 20-F
period 2014-12-31
Pacific Airport Group
filed 2015-04-16
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Saúl Villarreal

Chief Financial Officer

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

Avenida Mariano Otero No. 1249-B

Torre Pacífico, Piso 6

Col. Rinconada del Bosque

44530 Guadalajara, Jalisco

Mexico

Telephone: + 52 (33) 38801100 ext 20154

svillarreal@aeropuertosgap.com.mx

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

Item 17  ☐              Item 18  ☐

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the Securities and Exchange Commission, or the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to financial analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of revenues, operating income, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans or objectives;

•	changes in our regulatory environment;

•	statements about our future economic performance or that of Mexico; and

•	statements of assumptions underlying such statements.

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

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.14.7500 to U.S.$1.00, the noon buying rate for pesos on December 31, 2014, as published by the U.S. Federal Reserve Board. On April 10, 2015 the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps.15.1670 to U.S.$1.00.

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

In reviewing this annual report, you should take into account the fact that certain margin and ratio calculations that utilize “total revenues” or “total operating costs” will reflect the effects of IFRIC 12. Consequently, changes in total revenues, total operating costs, operating margin, total revenues per terminal passenger and other ratios included in this annual report, as well as other ratios potentially useful to investors, may not be comparable between periods. In such instances we have included a parenthetical notation with comparable amounts or measures. Nominal results for amounts used in calculating certain margins, such as operating income, are not affected by the adoption of IFRIC 12 and are therefore comparable.

The use of aeronautical and non-aeronautical revenues is more common in our industry as they represent the revenues generated from our core operations: services provided to passengers, airlines, and other third parties based on passenger traffic at our airports. Consequently, in several sections of this annual report we take into account only revenues that resulted in actual cash inflows (which we categorize as aeronautical and non-aeronautical revenues, or the sum of the two) for ratios or comparative calculations. Both of these categories of revenues are dependent, either directly or indirectly, on passenger traffic, while revenues generated from improvements to concession assets under IFRIC 12 are not dependent upon passenger traffic, but rather stem from the level of capital expenditures carried out at each airport. Information reported using only revenues that generated cash inflows may be more useful for readers of this annual report because those revenues stem from the key drivers of our business: passenger traffic and our maximum tariffs. We indicate each instance in which we use only aeronautical and non-aeronautical revenues by indicating the category of revenues used.

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

	Year ended December 31,
	2011	2012	2013	2014	2014
		(thousands of pesos)			(thousands of dollars)(1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services(2)	Ps. 3,077,927	Ps. 3,365,982	Ps. 3,616,616	Ps. 3,925,736	U.S.$	266,152
Non-aeronautical services(3)	824,580	1,008,452	1,170,492	1,338,542		90,749
Improvements to concession assets(4)	1,036,227	570,233	440,728	281,874		19,110
Total revenues	4,938,734	4,944,667	5,227,836	5,546,152		376,000
Operating costs:
Costs of services:

Employee costs		369,386		402,607		390,606		393,537		26,680
Maintenance		179,455		200,022		200,224		223,687		15,165
Safety, security & insurance		131,168		159,379		173,748		192,932		13,080
Utilities		122,095		139,479		141,855		147,793		10,020
Other		184,834		158,515		222,518		203,639		13,806
Total costs of services		986,938		1,060,002		1,128,951		1,161,588		78,752
Technical assistance fees(5)		136,191		155,072		171,470		194,228		13,168
Concession taxes(6)		193,802		217,295		237,728		261,577		17,734
Depreciation and amortization:
Depreciation(7)		110,314		151,176		164,606		216,536		14,680
Amortization(8)		632,655		676,054		718,629		708,684		48,046
Total depreciation and amortization		742,969		827,230		883,235		925,220		62,727
Other expense (income)		6,587		1,333		(7,453)		(43,424)		(2,944)
Cost of improvements to concession assets(4)		1,036,227		570,233		440,728		281,874		19,110
Total operating costs		3,102,714		2,831,165		2,854,659		2,781,061		188,547
Income from operations		1,836,020		2,113,502		2,373,177		2,765,089		187,464
Finance income (cost)		37,318		(14,023)		(51,159)		(7,990)		(542)
Income before income taxes		1,873,338		2,099,479		2,322,018		2,757,099		186,922
Income tax expense		261,758		327,449		75,788		514,579		34,887
Consolidated net income		1,611,580		1,772,030		2,246,230		2,242,520		152,035
Basic and diluted earnings per share(9)	Ps.	2.9969	Ps.	3.3389	Ps.	4.2377	Ps.	4.2663	U.S.$	0.2892
Basic and diluted earnings per ADS(9)	Ps.	29.9687	Ps.	33.3891	Ps.	42.3768	Ps.	42.6629	U.S.$	2.8924
Dividends per share(10)	Ps.	1.9231	Ps.	2.1292	Ps.	2.2837	Ps.	3.0249	U.S.$	0.2051
Dividends per ADS(10)	Ps.	19.2310	Ps.	21.2918	Ps.	22.8375	Ps.	30.2490	U.S.$	2.0508

Other operating data:
Total terminal passengers (thousands of passengers)(11)		20,208		21,287		23,173		24,719		24,719
Total air traffic movements (thousands of movements)		395		395		404		417		417
Total revenues per terminal passenger(12)	Ps.	244	Ps.	232	Ps.	226		Ps. 224	U.S.$	15
Aeronautical and non-aeronautical services per terminal passenger	Ps.	193	Ps.	205	Ps.	207		Ps. 213	U.S.$	14

Statement of financial position:
Cash and cash equivalents	Ps.	2,135,010	Ps.	1,663,683	Ps.	2,168,187	Ps.	1,595,502	U.S.$	108,170
Total current assets		2,885,072		2,459,168		2,872,087		2,062,571		139,835
Airport concessions, net		10,463,499		10,179,422		9,895,346		9,611,296		651,613
Rights to use airport facilities, net		1,327,189		1,270,490		1,213,792		1,157,093		78,447
Total assets		24,719,675		24,533,637		25,234,600		24,286,207		1,646,523
Current liabilities		1,062,027		1,132,711		1,212,154		1,582,227		107,270
Total liabilities		3,038,492		3,080,424		3,021,889		3,000,316		203,411
Total shareholders’ equity		21,681,183		21,453,213		22,212,711		21,285,891		1,443,111

Other data:
Net cash flows provided by operating activities	Ps.	2,256,718	Ps.	2,661,274	Ps.	2,964,713	Ps.	3,460,230	U.S.$	234,592
Net cash flows used in investing activities		(1,253,470)		(983,785)		(680,951)		(633,040)		(42,918)
Net cash flows used in financing activities		(1,217,045)		(2,148,816)		(1,779,258)		(3,399,875)		(230,500)
(Decrease) Increase in cash and cash equivalents		(213,797)		(471,327)		504,504		(572,685)		(38,826)

(1)	Translated into dollars at the rate of Ps.14.7500 per U.S.$1.00, the noon buying rate on December 31, 2014, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in dollars (not thousands of dollars). Operating data are expressed in the units indicated.
(2)	Revenues from aeronautical services principally consist of a fee for each departing passenger except diplomats, infants and transit and transfer passengers if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport, aircraft landing fees, aircraft parking fees, fees for the transport of passengers from an aircraft to a terminal building, security charges for each departing passenger and other sources of revenues subject to regulation under our maximum rates. See “Item 4, Information on the Company – Regulatory Framework” herein for a description of our regulatory framework, including our maximum rates.
(3)	Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from leasing of commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues, as well as the revenues derived from business lines operated directly by us, which include car parking charges, advertising, VIP lounges and convenience stores. Pursuant to our operating concessions and the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently regulated under the Mexican Airport Law but are excluded from regulated services under our maximum rates, although the SCT (Secretaría de Comunicaciones y Transportes, or “SCT”) could decide to regulate such rates.
(4)	Revenues from improvements to concession assets represent revenues generated from improvements made to concession assets and the related costs stemming from capital expenditures made as agreed with the Mexican government under our Master Development Programs for 2011, 2012, 2013 and 2014. These amounts did not result in actual cash inflows, nor did they have an effect on our consolidated net income, in 2011, 2012, 2013 and 2014, as revenues earned were equal to the costs incurred. See “Item 4, Information on the Company – Business Overview.”
(5)	We pay Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., or “AMP”, a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
(6)	Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets).
(7)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(8)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(9)	Based on a weighted average of 537,755,093, 530,720,600, 530,061,831 and 525,636,745 common shares outstanding for the years ended December 31, 2011, 2012, 2013 and 2014, respectively, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.
(10)	Dollar amounts per share were U.S.$ 0.1378 in 2011, U.S.$0.1642 in 2012, U.S.$0.1744 in 2013 and U.S.$0.2051 in 2014 and per ADS were U.S.$ 1.3785 in 2011, U.S.$1.6424 in 2012, U.S.$1.7436 in 2013 and U.S.$2.0508 in 2014. Per-share dollar amounts are expressed in dollars (not thousands of dollars).
(11)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(12)	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on the rates published by the U.S. Federal Reserve Board in its weekly H.10 Release – Foreign Exchange Rates. All amounts are stated in pesos and have not been restated in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average(1)
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
November 2014	13.92	13.54	13.92	13.61
December 2014	14.79	13.94	14.75	14.52
2015:
January 2015	15.01	14.56	15.01	14.70
February 2015	15.10	14.75	14.94	14.92
March 2015	15.58	14.93	15.24	15.23
April 2015(2)	15.17	14.80	15.17	14.98

Sources: U.S. Federal Reserve Board.

(1)	Average of month-end rates or daily rates, as applicable.
(2)	Through April 10, 2015.

On April 10, 2015, the exchange rate for pesos, as published by the U.S. Federal Reserve Board, was Ps.15.1670 per U.S.$1.00.

Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or “BMV”), and, as a result, will likely affect the market price of our American Depositary Shares (“ADSs”). Such fluctuations may also affect the U.S. dollar conversion by The Bank of New York Mellon, the depositary for our ADSs, of any cash dividends paid in pesos.

RISK FACTORS

Risks Related to Our Operations

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants and transit and transfer passengers, if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport) departing from the airport terminals we operate and are collected by the airlines and paid to us. In 2012, 2013 and 2014, passenger charges represented 57.1%, 58.8% and 60.8%, respectively, of our total revenues (in 2012, 2013 and 2014, passenger charges represented 64.5%, 64.2% and 64.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

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

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2012, 2013 and 2014, 88.0%, 89.7% and 89.5%, respectively, of the international terminal passengers served by our airports arrived and departed on flights originating in or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2012, the U.S. gross domestic product (“GDP”) increased at an annualized rate of 2.2%. In 2013 and 2014, the U.S. GDP grew 1.9% and 2.4%, respectively. Although the U.S. economy has grown every year since the economic crisis that lasted from the end of 2007 until the middle of 2009, if the U.S. economy falls back into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States.

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

International petroleum prices have experienced significant volatility in the recent past, reaching record highs in the third quarter of 2008. Although prices declined to well below the highs of 2008 over the second half of 2014 and first quarter of 2015, the price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. Increases in airlines’ costs as a result of higher petroleum prices may lead to airline bankruptcies, higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally, which may reduce passenger and cargo traffic at our airports.

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

In 2014, approximately 81.1% of the sum of aeronautical and non-aeronautical revenues was generated from four of our twelve airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2014:

Airport	For year ended December 31, 2014
Guadalajara International Airport	35.3%
Los Cabos International Airport	17.7%
Puerto Vallarta International Airport	14.2%
Tijuana International Airport	13.9%
Eight other airports (combined)	18.9%

Total	100.0%

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

The terrorist attacks on the United States on September 11, 2001, had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. Our terminal passenger volumes declined 1.4% in 2001 and an additional 5.3% in 2002 (in each case as compared to the prior year). Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition. Moreover, we cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy or leisure travel trends, which may negatively affect our results of operations.

In April 2009, Mexico, as well as several other countries, was affected by an outbreak of Influenza A/H1N1. As a result of the outbreak, a number of countries, including the United States, Great Britain and France, advised against nonessential travel to Mexico, although these advisories had been lifted by the end of May 2009. While we cannot completely isolate the impact on travel of the advisories and restrictions imposed by national and international governments from other potential factors such as the economy, our domestic passenger traffic and international passenger traffic declined by 33.3% and 43.7%, respectively, during May 2009 (in each case compared to May 2008). A new outbreak of Influenza A/H1N1 or any other pandemic or contagious disease, such as avian flu, severe acute respiratory syndrome (SARS), and the Ebola virus, could once again disrupt our operations and significantly affect passenger and cargo traffic levels.

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

The air travel business is susceptible to, and has experienced, increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. Since August 1, 2003, we have carried a Ps.500 million insurance policy covering damage to our property resulting from terrorist acts. We carry a U.S.$150 million insurance policy covering personal and property damage to third parties resulting from terrorist acts. Because our insurance policies do not cover all losses and liabilities resulting from war or terrorism, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs would have an adverse effect on our results of operations.

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

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment signals the potential presence of prohibited items. Because of uncertainty over the policy letter’s implementation, the new screening process was initially delayed. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. Since the issuance of the policy letter, the Mexican Bureau of Civil Aviation has been expected to issue implementing regulations. On November 23, 2012, the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil, or “DGAC”) published a recommendation, titled a “Circular Obligatoria,” on the SCT (Secretaría de Comunicaciones y Transportes, or “SCT”) website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain non-binding recommendations regarding issues of responsibility that have been raised by the policy letter. These non-binding recommendations have no legal effect unless incorporated into a valid contract.

We have operated checked baggage screening equipment in our ten busiest airports since 2011; only flights departing from Terminal 2 in Guadalajara and from the Aguascalientes and Los Mochis airports continue to rely on manual inspection. As of December 31, 2014, we have signed agreements to operate the baggage screening equipment with every airline customer with a non-negligible volume of traffic. As a result, as of the end of 2014, approximately 95% of the passengers travelling through our airports were using the baggage screening system, compared to approximately 90% at the end of 2013. During 2015, we plan to integrate Guadalajara airport’s Terminal 2 and the Aguascalientes airport into the baggage screening system, which would increase the percentage of baggage inspected with automated systems to 99%.

We incur ongoing expenses to maintain and operate this equipment. Currently, the operational costs of the screening system have been limited to the level necessary to provide the required services to airlines, and we expect to continue recovering those costs. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. These additional expenses could restrict our liquidity and adversely affect our results of operations. In addition, if it is determined that we are responsible for all or a portion of the cost or that we are liable for certain issues arising from our operation of the screening systems, our exposure to liability could increase significantly. These operational costs were reviewed during the negotiation of the Master Development Program for the years 2015-2019, completed in December of 2014, and there were no changes contemplated to the operational costs or to the cost recovery procedures. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Scope of Concessions.”

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

Our ability to increase our commercial revenues is significantly dependent, among other factors, upon increasing passenger traffic at our airports and on our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us and for the ability for us to directly operate business lines. In addition, our ability to increase revenues from commercial activities depends on our ability to continue the remodeling, expansion and modernization of the commercial areas we operate within our airports and on the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 7.4% of total revenues during 2014, as compared with 6.7% of total revenues during 2013 (7.8% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2014, as compared to 7.3% in 2013).

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

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 48% of our total employees as of December 31, 2014), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

A majority of our revenues are driven by the operations of a few key customer airlines. Concesionaria Vuela Compañía de Aviación, S.A. de C.V., or Volaris; Grupo Aeroméxico, S.A.B. de C.V., or Grupo Aeroméxico, a holding company that owns Aeroméxico and Aeroméxico Connect; and ABC Aerolíneas, S.A. de C.V., or Interjet, transported a significant amount of our passenger traffic; during 2014, the passenger charges collected by these three airlines accounted for 21.6%, 13.7% and 6.0%, respectively, of total revenues in our airports (22.8%, 14.4% and 6.3%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2014). Excluding revenues from passenger charges, these airlines accounted for 0.4%, 0.7% and 0.2%, respectively, of our total revenues in 2014 (0.4%, 0.7% and 0.2%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2014).

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduce their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers.

For example, on August 2, 2010, Mexicana de Aviación, S.A. de C.V. (“Mexicana”), one of Mexico’s two largest carriers and previously an airline that was among our three largest customers in terms of passenger traffic, filed for bankruptcy protection in Mexico and in the United States. On August 28, 2010, Mexicana, Mexicana Click (formerly known as Aerovías Caribe) and Mexicana Link

(formerly known as Mexicana Inter) (collectively, “Grupo Mexicana”) ceased operations. Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010. In 2010, Grupo Mexicana was still our third-largest carrier and accounted for 8.9% of the sum of aeronautical and non-aeronautical revenues generated in our airports. It was not until 2012 that all seats previously flown by Grupo Mexicana were taken over by other airlines. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another, except if the passenger originated travel outside Mexico, thus limiting the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Furthermore, passenger charges, which accounted for 60.8% of our revenues in 2014 (64.1% when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2014, the average collection term of passenger charges was 49 days. If any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. See “Item 4, Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges.” According to the new agreements that took effect on November 1, 2009, an airline may obtain a grace period of up to a maximum of 60 days for payment on a case-by-case basis (not all airlines received the same grace period). If an airline wants to obtain a grace period of any amount up to the 60-day limit, the airline is required to secure the grace period and the equivalent of 30 additional days with cash, bonds or other collateral equal to the charges the airline would incur during that period by taking into account the peak operational days for that specific airline during the previous 12-month period. Thus, in the event of insolvency or suspension of operations by an airline, we are able to collect passenger charges invoiced to that airline up to the value of the collateral. Although we would also have a 30-day buffer beyond the grace period, our cash flows from operations or our results of operations could be negatively affected if such collateral were not sufficient to cover the outstanding debt. Thus, in the event of any suspension of operations by or insolvency of an airline, such as in the case of Grupo Mexicana in 2010, we would not be assured of collecting 100% of the amounts invoiced to that airline for passenger charges, nor could we be assured that we would recover, in the short term, the traffic they would stop transporting, as a consequence of an airline’s ongoing bankruptcy process. Both scenarios could negatively affect our cash flows from operations or our results of operations.

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

Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines were suspended; and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines, which resulted in a decrease in demand for travel between our airports and the United States. Approximately 24.8% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2014.

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

Although these prior disputes were resolved by 2006, because only a few airlines contribute a substantial portion of our revenues, our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, during periods of economic downturn, the airlines that operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years, which could adversely impact our results of operations. See “Item 4, Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers.”

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

Some of our airports are partly sited on lands that were expropriated by the Mexican government pursuant to its power of eminent domain. Prior to their expropriation, some of these lands had been held by groups of individuals through a system of communal ownership of rural land known as an ejido. Certain of these former ejidos’ participants have asserted indemnity claims against the Mexican government challenging the expropriation decrees. See “Item 8, Financial Information – Legal Proceedings – Ejido Participants at Tijuana, Guadalajara and Puerto Vallarta Airports.”

Our concessions guarantee access to the land by the SCT and any interruption caused to our operations by any of the ejidos is the responsibility of the Mexican government. Although the Mexican government must provide restitution for any economic loss resulting from a disruption in access to our airports, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction. There also can be no assurance that the legal proceedings will be resolved in our favor, which may negatively impact our results of operations.

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

Our business could be adversely affected if penalties are imposed on us or any of our airports by the Mexican tax authority.

The Mexican tax authority (Servicio de Administración Tributaria, or “SAT”), has the right to review any of our subsidiaries’ tax calculations for the previous five fiscal years. If the tax authority determines that our subsidiaries’ taxes have been underpaid in any of these years, it may require payment of the difference, and any applicable additional penalties.

In connection with its review of 2005 tax returns, SAT sent us official notices in 2008 and 2009 stating that, under its criteria, the fiscal amortization rate used for our La Paz, Morelia and Los Mochis airports was incorrect. We initiated legal proceedings in a federal tax court to challenge SAT’s findings based on our contention that SAT did not take into consideration all the relevant legal matters. Of these proceedings, only the legal proceeding regarding our La Paz airport remains pending, and any modification of tax calculations that may be required as a result could negatively affect our net income. See “Item 8, Financial Information – Legal Proceedings – Federal tax proceedings against La Paz, Morelia and Los Mochis airports.”

Our business could be adversely affected by other claims by certain municipalities.

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

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2012, 2013 and 2014, approximately 68.1%, 69.2% and 70.8%, respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates (in 2012, 2013 and 2014, 76.9%, 75.5% and 74.6%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services). These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our Master Development Programs) or established (as in the case of our maximum rates) by the SCT for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs or the obligation under our concessions to provide a public service) or increase our maximum rates applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is limited precedent that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot provide assurance that we will not encounter difficulties in complying with these laws, regulations and instruments. Although our maximum rates through 2019 have been set, we cannot predict what our Master Development Programs for the next five-year period from 2020 to 2024 will establish. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master Development Programs, the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For instance, on January 26, 2015, certain amendments to the Mexican Airport Law were enacted that institute an enforcement mechanism for existing requirements. For a discussion of the regulatory provisions applicable to us and certain recent proposed modifications, see “Item 4, Information on the Company – Regulatory Framework – Sources of Regulation.”

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues are established do not guarantee that we or any of our airports will be profitable.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through 2019. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4, Information on the Company – Regulatory Framework – Aeronautical Services Regulation.” Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios al Productor), excluding petroleum. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican laws and regulations that structure and influence our business, our concessions provide that such a request will be approved only if the SCT determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company – Regulatory Framework – Special Adjustments to Maximum Rates”. Therefore, there can be no assurance that any such request would be made or granted.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates.

In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For both of the five-year terms ending 2014 and 2019, an annual efficiency adjustment factor of 70 basis points was established by the SCT. Future annual efficiency adjustments will be determined by the SCT in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Methodology for Determining Future Maximum Rates”. We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2012, 2013 and 2014, our revenues subject to maximum rate regulation represented 100.0%, 100.0% and 99.9%, respectively, of the amount we were entitled to earn under the maximum rates for all of our airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

The specific prices we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican Producer Price Index, excluding petroleum, and the value of the peso relative to the U.S. dollar. These variables are outside of our control. Our projections could differ from the applicable actual data, and if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our airports during that year.

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

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican Producer Price Index’s construction price index. Using the index we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2012, 2013 and 2014 was 101.1%, 102.8% and 101.1%, respectively, of the commitment for all of our airports during that period. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SCT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

One factor that may significantly increase competition from other airports is the expansion of the permits of existing private airports that are currently not permitted to operate regular commercial routes. Under Mexican law, any privately held airport that has operated with a permit to provide public service for at least five years automatically acquires the right to also operate regularly scheduled commercial flights and to receive a concession to operate as a public service airport. In addition, through an amendment proposed by the SCT and confirmed by the Presidency, an airport operating with a permit to provide public service could become an international airport. For example, in March 2008 the owner of a small private airport near Cabo San Lucas received a permit to offer public service from the SCT. On November 4, 2009, in response to a petition submitted to the SCT, this airport was authorized to operate regular commercial routes for domestic and international flights. Accordingly, this airport could eventually begin operating domestic or international commercial flights and compete with the Los Cabos International Airport. Until now, we have not experienced any material adverse effect on our business or results of operations from this airport, but it is possible that we may in the future.

Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot provide assurance that we would participate in such process, or that we would be successful if we were to participate. See “Item 4, Information on the Company – Regulatory Framework – Penalties and Termination and Revocation of Concessions and Concession Assets – Grants of New Concessions.”

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

The Mexican Bureau of Civil Aviation could require us to extend the official operating schedule at our airports, which could result in decreased revenues.

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

For instance, in July 2013, the Federal Law for the Prevention and Identification of Transactions with Proceeds of Illicit Origin was enacted. Its overriding goal is to build up prevention systems as part of the government’s strategies to combat criminal organizations and their activities, such as money laundering, terrorism financing, carjacking, robbery and kidnapping; enhance detection of activities in which illegal proceeds are engaged; and also enforce certain restrictions regarding cash transactions. The law imposes additional obligations and responsibilities on companies’ legal representatives, establishing significant fines and even criminal liability for those who do not comply with the law or who withhold relevant information.

Additionally, as a result of certain 2013 amendments to Mexico’s Constitution, on July 6, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) went into effect, which, among other things, grants broader powers to the federal competition authority, including the ability to regulate essential facilities. If the new competition authority determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. Some of the services we render are public services that are regulated by the Mexican government and we are unsure if the competition authority will apply the new competition law in the same manner and under the same considerations as it would apply to non-regulated service providers. Should the new competition authority determine that all or part of the services we render are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations. For a discussion of the new competition law, see “Item 4, Information on the Company – Regulatory Framework – Sources of Regulation –Federal Economic Competition Commission.” Also see “– We cannot predict how the regulations governing our business will be applied.”

For more detailed information on current sources of regulation governing the operation of airports in Mexico, see “Item 4, Regulatory Framework – Sources of Regulation.”

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

In 2010 and 2011, disputes among AMP’s shareholders affected our shareholders’ meetings and trading of our shares on the Mexican Stock Exchange and the NYSE, as well as involving us in litigation. Notwithstanding those disputes, on December 1, 2011, we were advised by AMP’s shareholders that they had entered into an agreement to end their dispute and to terminate their legal proceedings. As a result, during 2012, all proceedings among AMP’s shareholders including proceedings brought against us were terminated. Additionally, we were informed that AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and that AMP’s shareholders will continue developing our business. They also affirmed their intent to defend the rights granted to them by the Mexican government and further confirmed their respective original ownership percentages in AMP.

Stemming from the dispute among AMP’s shareholders, on April 25, 2011, we received a formal notice from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) by which it initiated an administrative proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with the disputes among AMP’s shareholders during 2010. The formal notice was the first stage in an administrative proceeding by the CNBV to impose economic sanctions on us. On June 3, 2011, we exercised our right to appeal the CNBV’s determination and presented evidence to respond to the notification. On April 24, 2013, we were notified by the CNBV about the imposition of administrative penalties. We challenged these penalties via an administrative proceeding filed on June 27, 2013, before the Fiscal Federal and Administrative Justice Court. This lawsuit has not yet been concluded. See “Item 8, Financial Information – Legal Proceedings — Infractions of the Mexican Securities Law alleged by the CNBV.”

On November 19, 2014, Controladora Mexicana de Aeropuertos, S.A. de C.V. (“CMA”) entered into an agreement to purchase 33.33% of the capital stock of AMP from Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”). Although CMA became 66.66% owner of the capital stock of AMP as a result of this transaction, CMA agreed that the minority shareholders’ consent is required with respect to certain significant actions or decisions. See “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

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

As described above, AMP exercises a substantial influence over our management through the technical assistance agreement, through which AMP provides our airports with expertise in operating in the aeronautical sector and strategic planning guidance to increase aeronautical and non-aeronautical revenues, in addition to knowledge of the Mexican government and business sectors and assistance with the negotiation of our Master Development Programs. Therefore, if either we or AMP decides not to renew the technical assistance agreement, it would require time and potentially higher costs for us to replace AMP’s strategic expertise through contracts with new external advisors; apart from the possible higher costs, the need to replace AMP could have an impact on our business strategy and ongoing projects, such as the successful negotiation of tariffs, investments and other elements of our Master Development Programs. As a result, our results of operations could be negatively affected. We were recently involved in a lawsuit regarding the renewal of the technical assistance agreement. For more detailed information, see “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Failure to comply with certain requirements of the privatization guidelines and the participation agreement relating to our privatization could have a material and adverse effect on our operations or the value of our securities.

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

In its most recent filing on Schedule 13D with the SEC on April 6, 2015, Grupo México disclosed that it owned 20.0% of our total outstanding capital stock.

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

Grupo México commenced two legal proceedings, among others, seeking (i) to modify our bylaws to eliminate the foregoing limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares. The proceeding regarding AMP’s special rights is currently pending. If successful, these proceedings could affect AMP’s special rights (for additional information, see “— AMP controls our management, and AMP’s interests may differ from those of other shareholders” in this section). The proceeding regarding the modification of our bylaws is also pending. Initially, Grupo México obtained a favorable decision from a civil court in Mexico City. We appealed this decision; however, on February 25, 2013 we were notified that the decision was affirmed on appeal by the appellate court. We filed a direct amparo appeal on March 19, 2013, which will be resolved by a federal court. On April 10, 2013, we were informed that the court ordered the suspension of the civil courts’ decisions, pending the resolution of our appeal. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in the Company’s bylaws.

Although Grupo México prevailed in the lower courts in the proceeding regarding our bylaws, these decisions have been suspended while the Supreme Court proceeding continues to be pending. Consequently, until a final decision is issued, our bylaws remain valid and binding upon our shareholders, including the obligation to dispose of shares held by Grupo México above the 10% threshold specified in our bylaws. Nonetheless, we cannot predict the content and scope of any judicial decision, and a decision by the Supreme Court that is adverse to our bylaws could materially and adversely affect AMP’s special rights and our future management, policies, strategies and results of operations. See “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. and suits seeking to void certain of our bylaws.”

On November 16, 2013, an Extraordinary Shareholders’ Meeting was convoked by means of a judicial order issued on November 12, 2013 by the 38th Judge for Civil Matters in the Federal District, in response to a petition submitted by Grupo México. This Extraordinary Shareholders’ Meeting was to take place on December 3, 2013. The stated objective of the meeting was the possible approval of the non-renewal of the technical assistance agreement with AMP. We filed an amparo proceeding before the federal 6th Civil District Court for the First Circuit in order to halt the carrying out of the shareholders’ meeting, and a provisional suspension of the shareholders’ meeting was granted on November 27, 2013. In addition, we filed for an injunction against the meeting before the 10th Judge for Commercial Matters for the city of Guadalajara, Jalisco, from which we also received a favorable decision on November 29, 2013. Grupo México appealed this latter injunction, and they were successful in getting this injunction lifted on December 2, 2013. However, Grupo México did not appeal the November 27, 2013 injunction. Nonetheless, the Extraordinary Shareholders’ Meeting did take place, in contravention of the court orders issued in respect of the amparo proceedings. On February 21, 2014, a Mexican federal final court of appeals declared the shareholders’ meeting that took place on December 3, 2013 fully null and void; as a result, all resolutions approved at this meeting were similarly declared null and void. See “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. convokes Extraordinary Shareholders’ Meeting via irregular channels.”

Although this resolution is definitive and not appealable, it is possible that Grupo México will seek to challenge our management on other matters or through other legal means, which may present further disruptions for our management and the Company.

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

In accordance with a decision of a Mexican court that instructed us and our directors and officers to take all necessary legal measures to maintain and protect our bylaws, on February 15, 2012 we initiated a lawsuit against all Mexican stock market brokers seeking that the stock market brokers strictly adhere to our bylaws and to restrict the sale of our shares to Grupo México and its subsidiaries if, in violation of our bylaws, they hold, individually or in the aggregate, more than 10% of our total outstanding capital stock.

On February 29, 2012, we were informed that a court issued preliminary injunctions that required Mexican stock brokers to, among other things, refrain from trading our shares for an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of our bylaws. On December 14, 2012, the State of Jalisco’s Fifth Mercantile Court issued a new ruling that lifted the injunctions. We appealed that order through an indirect amparo on January 3, 2013. On October 30, 2013, a final appellate court ratified the injunctions, overturning the order issued in December 2012. See “Item 8, Financial Information – Legal Proceedings – We filed legal action against all the Mexican stock market brokers, seeking adherence to our bylaws.”

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía, or “INEGI”), GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. The Mexican economy has since rebounded, and gross domestic product increased 3.9% in 2012, 1.1% in 2013, and 4.1% in 2014, in each case compared with the previous year.

While interest rates in Mexico have remained at historical lows, Mexico has had, and in the future may have, high real and nominal interest rates. The annualized interest rates for Mexican Treasury Bills (Cetes) issued for the 28-day period averaged approximately 4.2%, 3.7%, and 3.0% for 2012, 2013 and 2014, respectively. As of April 10, 2015, the Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”) issued for the 28-day period was 3.0%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2012, the peso appreciated 7.1% against the dollar. In 2013, the peso depreciated 1.0% against the dollar. In 2014, the peso depreciated 12.6% against the dollar. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.

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

In addition, economic conditions in Mexico are strongly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. We cannot provide assurance that events in other emerging market countries, in the United States or elsewhere, will not materially and adversely affect our business, financial condition or results of operations.

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

Federal tax legislation in Mexico may have an adverse effect on our financial condition and results of our operations.

The Mexican government has in recent years implemented various changes to the tax laws applicable to Mexican companies. The terms of our concessions do not exempt us from generally applicable Mexican tax laws. Changes to tax laws and regulations in Mexico could significantly increase our tax expense, which could have a material adverse impact on our results of operations.

On January 1, 2014, new tax laws came into force following tax reform in Mexico. Among other changes, these changes in law maintained the income tax rate on corporations of 30%; imposed withholding tax in respect of dividends paid to Mexican and foreign shareholders; eliminated deductions previously allowed in respect of payments between related parties or certain foreign corporations; limited the tax deductions for certain benefits paid to employees; and increased the value-added tax in certain areas of Mexico.

We have analyzed the scope and implications of the tax reform 2014 on us. In part based on our analysis, we filed an amparo in February 2014 to protect certain rights that we believe were violated by the implementation of these changes in tax law. Nonetheless, we cannot predict the impact that the changes in law will have, if fully implemented and applied to us, on our business, financial condition and results of operations, as a result of higher payroll taxes and higher costs due to additional compliance measures. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders; as one possible effect, our shareholders may be required to pay more taxes than they would have paid prior to the implementation of these tax reforms. The amparo remains pending.

High incidences of crime in Mexico and violence related to drug trafficking could adversely affect our business.

Travel alerts issued by the U.S. Department of State (Bureau of Consular Affairs), the most recent as of December 24, 2014 (the “Travel Warnings”), informed of the risks of traveling in Mexico due to (i) threats to safety and security posed by transnational criminal organizations in the country and (ii) increased violence in many towns and cities across Mexico. The travel warnings emphasize the extent of criminal activity in the states of Chihuahua, Coahuila, Guerrero, Michoacán, Sinaloa, Sonora and Tamaulipas. According to the Travel Warnings, while millions of U.S. citizens safely visit Mexico each year, some are victims of violence.

Higher incidences of crime throughout Mexico and drug trafficking-related violence could have an adverse effect on our business as it may decrease the international passenger traffic directed to Mexico or the domestic passenger travel using our airports in affected states.

Natural disasters could adversely affect our business.

The Pacific and Central regions of Mexico experience seasonal torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume.

For example, on September 14, 2014, Hurricane Odile moved through the Baja California coastal area, damaging our La Paz and Los Cabos airports. The La Paz airport terminal experienced minor damage, while the Los Cabos airport experienced damage to the building, including the detachment of the roof covering in Terminal 1 and the collapse of ceiling panels in Terminal 2. The Los Cabos airport also suffered damage to the runways, taxiways and aprons. The Los Cabos airport remained closed to commercial flights for eighteen days, receiving authorization on October 3, 2014 from the Mexican Bureau of Civil Aviation to re-open for domestic and international commercial flights. We estimate that the effect on passenger traffic at the Los Cabos airport was a one-time loss of approximately 269.6 thousand passengers in the last quarter of 2014. We are gradually repairing the remaining areas of the airport, and expect to complete these renovations in April 2015. The cost to refurbish the terminal building and replace damaged equipment is estimated at Ps.300.0 million, which we will seek to recover through our insurance policies, but we cannot provide any assurances that we will be able to recover all or most of this amount.

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

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment. The duration of our corporate existence has been set at 100 years. We hold concessions to operate, maintain and develop twelve airports in the Pacific and Central regions of Mexico. Each of our concessions has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the SCT under certain circumstances for up to 50 additional years. As operator of the twelve airports under our concessions, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. For a description of our capital expenditures, see “—Master Development Programs” below.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. The address of our registered office is as set forth on the cover of this annual report on Form 20-F. Our telephone number is +52 (33) 3880-1100. Our U.S. agent is Puglisi & Associates. Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Opening of Mexican Airports to Investment

In February 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. Under these guidelines, the SCT identified 35 of Mexico’s 58 principal airports as being suitable for investment. These 35 airports were divided into four groups: Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (currently consisting of our twelve airports); Grupo Aeroportuario del Sureste, or the Southeast Group (currently consisting of nine airports), Grupo Aeroportuario de la Ciudad de México, D.F., or the Mexico City Group (currently consisting of one airport) and Grupo Aeroportuario del Centro-Norte, or the Central-North Group (currently consisting of thirteen airports). The guidelines generally provided for the airport groups to become open to investment through a two-stage program. All of the groups except the Mexico City Group have completed both stages of the program.

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

The following are AMP’s current shareholders:

•	Controladora Mexicana (“CMA”) owns 66.66% of AMP. Controladora Mexicana is a private company 50%-owned by Pal Aeropuertos, S.A. de C.V. and 50%-owned by Promotora Aeronáutica del Pacífico, S.A. de C.V.; Pal Aeropuertos, S.A. de C.V. is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo. Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Diez Barroso Azcárraga and her husband, Carlos Laviada Ocejo. Mr. Sánchez Navarro, Mrs. Diez Barroso and Mr. Laviada Ocejo are Mexican investors with substantial business interests in a variety of industries, including real estate. Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, requiring our strategic shareholder to have, among other characteristics, an operating partner and a Mexican partner (each, a “key partner”), Controladora Mexicana is one of AMP’s key partners, acting as its Mexican partner.

•

Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns 33.33% of AMP. Aena Internacional is a wholly-owned subsidiary of Aena, S.A. (“Aena”), parent company of Grupo AENA. Aena S.A. is a Spanish state-owned company with 51% of its shares currently held by E.P.E. Enaire, and the remaining 49% currently traded on the Spanish stock exchange.

Aena, S.A. operates 46 airports and two heliports in Spain and is one of the largest airport operators in the world. Pursuant to the privatization guidelines described above, Aena Internacional is one of AMP’s two key partners, acting as its operating partner. In addition to its investment in AMP, Aena Internacional also directly manages two other airports in Latin America, and owns 51.0% of London Luton Airport Holding III Limited, a British airport company that owns the airport company concessionaire of the London Luton Airport.

In 1999, AMP paid the Mexican government a total of Ps.2.45 billion (nominal pesos, excluding interest) (U.S.$261 million based on the exchange rates in effect on the date of AMP’s bid) in exchange for:

•	all of our Series BB shares, representing 15% of our outstanding capital stock;

•	an option to subscribe for up to 5% of newly issued Series B shares (since expired without being exercised); and

•	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including AMP), a fifteen-year technical assistance agreement setting forth AMP’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the bidding process. These agreements are described in greater detail in Item 7 hereof.

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

Upon expiration, the agreement automatically renews for successive five-year terms unless one party provides notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may also terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. The technical assistance agreement with AMP was automatically renewed on August 25, 2014, for five additional years. The automatic renewal of the technical assistance agreement was the subject of a lawsuit against us, which resulted in a judgment favorable to us. For more detailed information, see “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. convokes Extraordinary Shareholders’ Meeting via irregular channels.”

In 2014, the technical assistance fee amounted to Ps.194.2 million. Since January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$4.0 million adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. Consumer Price Index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with Mexican Financial Reporting Standards, or MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this Committee, see Item 6 herein. Our bylaws, the participation agreement and the technical assistance agreement also contain certain other provisions designed to avoid conflicts of interest between AMP and us.

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). According to Mexican and United States independence standards, the members of our Audit Committee must be independent. Pursuant to our bylaws, AMP (as holder of our Series BB shares) also has the right to veto certain actions requiring approval by our shareholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective of modifying or annulling its right to appoint our top-level executive officers). In addition, shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the AMP shareholders’ meetings and ultimately at our shareholders’ meetings.

Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Our bylaws and certain of the agreements executed in connection with the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since that date, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. Since August 25, 2009, AMP has been permitted to sell in any year up to 20% of its remaining 51% interest in our Series BB shares. Also pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, its Series BB shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights.

AMP Shares in Bancomext Trust

As required under the participation agreement entered into in connection with the Mexican government’s sale of our Series BB shares to AMP, AMP has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”). For a description of this trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

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

Global Offering and Establishment of ADR Facility with New York Stock Exchange Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera, S.N.C. (“NAFIN”), a Mexican government-owned entity. In February 2006, we conducted an initial public offering to allow NAFIN to dispose of its 85% interest in us. Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the United States and elsewhere, and NAFIN ceased to be a shareholder. The net proceeds from the sale of shares were remitted entirely to the Mexican government. We received no proceeds from this offering. At the same time, we established an American Depositary Receipt facility with The Bank of New York Mellon (formerly The Bank of New York) and obtained approval to list our ADSs on the New York Stock Exchange. In addition, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and listed our Series B shares on the Mexican Stock Exchange.

Master Development Programs

Under the terms of our concessions, each of our subsidiary concession holders is required to present a Master Development Program for approval by the SCT every five years. Each Master Development Program includes investment commitments for the regulated part of our business (including capital expenditures and improvements) for the succeeding five-year period. Once approved by the SCT, these commitments become binding obligations under the terms of our concessions.

On December 19, 2014, the SCT approved our Master Development Programs for each of our airports for the 2015 to 2019 period. This five-year program took effect on January 1, 2015 and will be in effect through December 31, 2019.

The table below sets forth our historical capital expenditures. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2012, 2013 and 2014, our investments allocated but unpaid totaled Ps.163.6 million, Ps.135.4 million and Ps.60.5 million, respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2012	2013	2014
	(thousands of pesos)
Guadalajara	Ps. 198,807	Ps. 299,678	Ps. 248,496
Tijuana	81,751	65,353	106,189
Los Cabos	384,284	81,399	111,345
Puerto Vallarta	147,428	41,153	38,679
Hermosillo	31,638	5,625	20,648
Guanajuato	37,834	24,607	11,448
La Paz	14,820	47,088	46,945
Mexicali	9,980	11,978	8,909
Aguascalientes	766	12,509	8,504
Morelia	13,551	11,873	1,726
Los Mochis	27,208	33,327	3,852
Manzanillo	18,957	44,584	6,508
Other	11,990	7,096	7,017

Total	Ps. 979,014	Ps. 686,270	Ps. 620,266

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2012	2013	2014
	(thousands of pesos)
Terminals	Ps. 549,287	Ps. 302,113	Ps. 285,016
Runways and aprons	86,856	261,064	256,537
Machinery and equipment	296,626	99,765	62,387
Other	46,245	23,328	16,326

Total	Ps. 979,014	Ps. 686,270	Ps. 620,266

During 2012, 2013 and 2014, 19.7%, 17.3% and 17.2%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans. We expect to continue funding the most significant portion of our capital expenditures in the future with new bank loans; however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

During 2012, 2013 and 2014, we paid Ps.34.1 million, Ps.15.9 million and Ps.8.2 million, respectively, for the baggage screening equipment using funds placed in a trust for this purpose in 2009. For more information on equipment screening, see “Item 4, Business Overview – Regulatory Framework – Scope of Concession.”

Our capital expenditures from 2012, 2013 and 2014 were allocated to the following types of investments at the majority of our airports:

•	Terminals. During 2014, we completed an expansion of the international departures area in our Guadalajara airport, including new boarding gates and expanded immigration areas, and we also finished construction of the cross-border bridge in our Tijuana airport. During 2013, we completed an expansion of the landing areas of our Morelia, Guanajuato and La Paz airports, and expanded the departure areas of our Los Cabos airport.

•	Runways and aprons. During 2014, we completed an expansion of the aircraft parking platforms in our Guadalajara, Hermosillo and Los Cabos airports, including 20 new aircraft parking positions at Guadalajara International Airport. During 2013, we completed a renovation of the runways at our Los Mochis and Manzanillo airports.

•	Machinery and equipment. We invested in machinery and equipment such as fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, passenger walkways, air conditioning equipment, equipment for inspecting checked baggage and public information systems.

•	Other. We installed sewage treatment plants and systems at several of our airports, improved our drainage systems, and installed underground electric wiring systems at several of our airports.

The following tables set forth our estimated committed investments for each airport for 2015 through 2019 under our Master Development Programs. These amounts are based on investment commitments approved by the SCT. Because the amounts expressed are in constant pesos as of December 31, 2012, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index’s construction price index since the date of the Ministry’s approval of the Master Development Program then in effect. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Airport (2015-2019)

	Year ended December 31,
	2015		2016		2017		2018		2019
	(thousands of constant pesos as of December 31, 2012)(1)
Guadalajara	Ps.	230,477	Ps.	645,884	Ps.	315,342	Ps.	136,365	Ps.	30,892
Tijuana		404,850		319,645		231,635		147,700		17,215
Los Cabos		183,833		186,421		235,653		252,845		176,369
Puerto Vallarta		104,725		162,204		69,700		13,477		10,456
Hermosillo		88,508		187,245		102,870		4,730		2,770
Guanajuato		65,333		101,453		60,484		40,160		2,270
La Paz		43,670		35,319		30,048		62,002		14,914
Mexicali		40,747		49,012		66,300		30,410		900
Aguascalientes		64,770		79,512		8,503		19,603		18,376
Morelia		124,974		41,557		11,899		18,355		19,450
Los Mochis		31,085		20,556		12,741		17,760		3,780
Manzanillo		29,261		13,761		12,509		15,930		9,400

Total	Ps.	1,412,233	Ps.	1,842,569	Ps.	1,157,684	Ps.	759,337	Ps.	306,792

(1)	Figures expressed in thousands of constant pesos as of December 31, 2012. These amounts are based on investment commitments approved by the SCT. Because the amounts are expressed in constant pesos as of December 31, 2012, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index’s construction price index since the date of the Ministry’s approval of the Master Development Program then in effect.

The following tables set forth our estimated committed investments for 2015 through 2019 by type of investment:

Estimated Committed Investments by Type (2015-2019)

	Year ended December 31,
	2015		2016		2017		2018		2019
	(thousands of constant pesos as of December 31, 2012)(1)
Terminals	Ps.	437,486	Ps.	631,606	Ps.	435,521	Ps.	293,360	Ps.	163,466
Runways and aprons		347,402		804,888		473,423		362,699		91,492
Machinery and equipment		490,060		161,425		71,854		50,777		28,060
Other		137,284		244,650		176,886		52,501		23,774

Total	Ps.	1,412,233	Ps.	1,842,569	Ps.	1,157,684	Ps.	759,37	Ps.	306,792

(1)	Figures expressed in thousands of constant pesos as of December 31, 2012. These amounts are based on investment commitments approved by the SCT. Because the amounts are expressed in constant pesos as of December 31, 2012, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican Producer Price Index’s construction price index since the date of the Ministry’s approval of the Master Development Program then in effect.

Differences between estimated committed investments and historical capital expenditures sometimes exist due primarily to: (i) the difference between capital expenditures made but unpaid during the prior year and investments made but unpaid during the current year; and (ii) adjustments for inflation, among other factors.

We expect to fund the most significant portion of our capital investments in the short-term and long-term through debt issuances on the Mexican capital markets. On February 20, 2015, we made our debut issuance of long-term bond certificates on the Mexican market (Certificados Bursátiles) for a total of Ps.2.6 billion. The proceeds from the issuance were allocated to repay in full our outstanding bank debt in the amount of Ps.1.7 billion and the remainder was allocated to finance capital investments set forth in the Master Development Program for 2015. We expect the remainder of our Master Development Program for the 2015-2019 period will also be financed primarily through cash from our operations and through the debt market in Mexico, subject to market conditions.

We allocated a majority of our investments for the 2010–2014 period to expanding and remodeling our four largest airports: the Guadalajara, Puerto Vallarta, Tijuana and Los Cabos international airports. For the 2015-2019 period, the allocation will be mainly to six airports: Guadalajara, Tijuana, Los Cabos, Hermosillo, Puerto Vallarta and Guanajuato, representing 82.3% of the total amounts allocated under our Master Development Program.

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate twelve airports, which serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations (Puerto Vallarta, Los Cabos, La Paz and Manzanillo), and a number of mid-sized cities (Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis). Our airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 28.2 million according to the 2010 national census data from the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía, or “INEGI”). All of our airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

All revenue amounts in this “Business Overview” section for 2012, 2013 and 2014 include revenues from improvements to concession assets; however, in some cases we include discussion surrounding only aeronautical and non-aeronautical revenues or the sum of both. See the introduction to Item 3, “Selected Financial Data,” for a discussion of the reasons for using aeronautical and non-aeronautical revenues for certain comparisons. We specifically state when either aeronautical or non-aeronautical revenues are being used. Because aeronautical and non-aeronautical revenues are derived from our business operations, we believe these figures may in some cases be more useful to you because those revenues stem from the key drivers of our business, passenger traffic and our maximum rates.

Our airports handled approximately 21.3 million, 23.2 million and 24.7 million terminal passengers in 2012, 2013 and 2014, respectively, which we believe places us among the largest private airport operators in the Americas. As of December 31, 2014, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the SCT (Secretaría de Comunicaciones y Transportes, or “SCT”). According to the SCT’s figures, our commercial aviation passenger traffic accounted for approximately 24.5%, 24.7% and 24.3% of all arriving and departing commercial aviation passengers in Mexico in 2012, 2013 and 2014, respectively. In 2014, we recorded total revenues of Ps.5.55 billion, of which Ps.5.26 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps.281.9 million corresponds to the improvements to concession assets, and we recorded net income of Ps.2.11 billion.

Our airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2014, ranked as the third-busiest international route in Mexico by total number of passengers according to the Mexican Bureau of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2014, according to the Mexican Bureau of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and sixth among the busiest domestic routes in Mexico in 2014, according to the Mexican Bureau of Civil Aviation.

Mexico and the United States are party to a bilateral aviation agreement that was last amended on November 21, 2014. This amendment, which will not enter into force until January 1, 2016, provides for an increase in services on existing routes between both nations, as well as the addition of new routes and an increase in the frequency of flights on existing routes. The agreement also grants Mexican airlines the ability to further penetrate international markets. We believe that our business has benefited from and will continue to benefit from amendments to the bilateral aviation agreement.

Principal Mexican Airports by Passenger Traffic (2014)

Airport	Commercial Aviation Passengers(1)
(thousands)
Mexico City	34,252.4
Cancun	17,481.6
Guadalajara*	8,733.5
Monterrey	7,128.5
Tijuana*	4,387.8
Los Cabos*	3,285.1
Puerto Vallarta*	3,127.4
Merida	1,444.1
Hermosillo*	1,326.2
Culiacan	1,307.7

Source: SCT and Company data.

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved farther south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2014, our Guadalajara and Tijuana airports were Mexico’s third- and fifth-busiest airports, respectively, in terms of passenger traffic, according to the SCT. In 2012, 2013 and 2014, our Guadalajara and Tijuana airports together represented approximately 52.6%, 53.6% and 53.1%, respectively, of our terminal passenger traffic and 43.7%, 45.5% and 46.7% of our total revenues, respectively (in 2012, 2013 and 2014, they represented 49.4%, 49.7% and 49.2%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Four of our airports, Los Cabos International Airport, Puerto Vallarta International Airport, La Paz International Airport and Manzanillo International Airport, serve popular Mexican tourist destinations. Of these tourist destinations, Puerto Vallarta and Los Cabos are the largest, with Puerto Vallarta constituting Mexico’s third largest international tourist destination and Los Cabos the second in terms of visitors in 2014, according to the Mexican National Institute of Migration (Instituto Nacional de Migración, or “INM”). Los Cabos and Puerto Vallarta attracted approximately 3.3 million and 3.1 million terminal passengers, respectively, in 2014. In 2012, 2013 and 2014, our Los Cabos International Airport and Puerto Vallarta International Airport together represented 26.4% for 2012, 26.1% for 2013, and 25.9% for 2014, of our terminal passengers and 28.8%, 30.0% and 30.2%, respectively, of our total revenues (in 2012, 2013 and 2014, they represented 32.5%, 32.7% and 31.9%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top fifteen countries worldwide in terms of foreign visitors, with 29.1 million international tourists in 2014, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

The remaining six airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2014, our six airports serving mid-sized cities accounted for approximately 17.4% of our terminal passenger traffic and 14.8% of our total revenues (15.6% of the sum of our aeronautical and non-aeronautical revenues). In 2012 and 2013, our six airports serving mid-sized cities accounted for approximately 17.6% and 16.8% of our terminal passenger traffic and 13.2% and 13.3% of our total revenues, respectively (15.0% and 14.5% of the sum of our aeronautical and non-aeronautical revenues). Of these six airports, Hermosillo has the greatest passenger traffic volume. In 2014, Hermosillo accounted for approximately 5.4% of our terminal passenger traffic and 4.2% of our total revenues (4.3% of the sum of aeronautical and non-aeronautical revenues). In 2012 and 2013, Hermosillo accounted for approximately 6.1% and 5.7% of our terminal passenger traffic and 4.3% and 4.1% of our total revenues, respectively (4.6% and 4.5% of the sum of aeronautical and non-aeronautical revenues).

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2012, 2013 and 2014, aeronautical services revenues represented approximately 68.1%, 69.2% and 70.8%, respectively, of our total revenues (in 2012, 2013 and 2014, aeronautical services represented 76.9%, 75.5% and 74.6%, respectively, of the sum of aeronautical and non-aeronautical revenues). All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports.

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

Before the opening of Mexico’s airports to private investment, all airports in Mexico had entered into agreements with national and foreign airlines under which the airlines were obligated to collect all passenger charges on behalf of the airports in exchange for being given a period of time in which to reimburse those passenger charges to the airports. The length of the reimbursement period was tied to the interest rate on short-term Mexican Treasury Bills (Cetes), in order to allow airlines to accumulate interest that would compensate them for the costs they incurred in collecting those passenger charges.

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. By November 2009 we had reached agreements with all of our airline customers. Under the new agreements, airlines requesting payment period extensions are obligated to: (i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days (depending on each airline) after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, it must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than seven days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2012, 2013 and 2014, under the new agreements, we received payments within an average period of 57, 59 and 60 days, respectively.

In February 2010, we signed an agreement with the Mexican Air Transportation Chamber that allowed a 10.1% increase in the passenger charges rate for 2010 and an increase in the rest of our specific tariffs equal to the average increases of the Mexican Consumer Price Index and the Mexican Producer Price Index, excluding petroleum, published by INEGI for 2010. In March 2012, we signed a new agreement for the 2012–2014 period, which maintained essentially the same terms and conditions as contained in the previous contract. On May 2, 2014, we published new rates for passenger charges and specific tariffs for 2014, which increased by an average of 2.05% as compared to an average increase of 2.25% in 2013.

On December 31, 2014, the new maximum tariffs for our airports for the 2015-2019 period were published in the Official Gazette of the Federation (Diario Oficial de la Federación). The combined maximum tariffs are expressed in workload units for each airport and were determined based on: (i) projected workload units (whereby each workload unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes); (ii) capital investments; and (iii) the operating expenses authorized for the 2015-2019 period in the Master Development Program. The maximum tariffs for the 2015-2019 period (as published in December 2014) are expressed in constant pesos as of December 31, 2012, and are adjusted by the rate of inflation according to the Producer Price Index, excluding petroleum, and by the efficiency factor at the end of any given year within the 2015-2019 period. Since the inflation rate for each applicable year, as measured in terms of the variation of the Producer Price Index, excluding petroleum, is not known at the beginning of the application of the maximum tariffs negotiated with the DGAC, the adjustment for inflation is not included in the maximum rates set at the beginning of each five-year period. These adjusted tariffs will be applicable once they are published. We expect to publish our adjusted tariff in the second quarter of 2015.

Although the SCT may in some cases authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

International passenger charges are currently dollar-denominated, but are invoiced and collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2012, 2013 and 2014, passenger charges represented approximately 83.9% (domestic passenger charges represented 45.8% and international passenger charges represented 38.1%), 85.0% (domestic passenger charges represented 47.2% and international passenger charges represented 37.8%) and 85.9% (domestic passenger charges represented 46.4% and international passenger charges represented 39.4%), respectively, of our aeronautical services revenues and approximately 57.1% (domestic passenger charges represented 31.2% and international passenger charges represented 25.9%), 58.8% (domestic passenger charges represented 32.6% and international passenger charges represented 26.2%) and 60.8% (domestic passenger charges represented 32.9% and international passenger charges represented 27.9%), respectively, of our total revenues. In 2012, 2013 and 2014, passenger charges represented 64.5% (domestic passenger charges represented 35.2% and international passenger charges represented 29.3%), 64.2% (domestic passenger charges represented 35.6% and international passenger charges represented 28.6%) and 64.1% (domestic passenger charges represented 34.6% and international passenger charges represented 29.4%), respectively, of the sum of aeronautical and non-aeronautical revenues. Passenger charges vary at each of our airports and depending on whether the destination is national or international. Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

Aircraft Landing Charges

We collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2012, 2013 and 2014, aircraft landing charges represented approximately 5.1%, 4.9% and 4.6%, respectively, of our aeronautical revenues and 3.5%, 3.4% and 3.2%, respectively, of our total revenues (in 2012, 2013 and 2014, aircraft landing charges represented 3.9%, 3.7% and 3.4%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Aircraft Parking Charges

We collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We collect aircraft parking charges for aircraft that are loading and unloading passengers or cargo as well as for long-term aircraft parking that does not involve the loading or unloading of passengers or cargo. Aircraft parking charges that involve loading and unloading passengers or cargo vary based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client, while charges for long-term parking vary based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons. During 2012, 2013 and 2014, these charges represented 4.6%, 4.4% and 4.2%, respectively, of our aeronautical revenues and 3.1%, 3.1% and 3.0%, respectively, of our total revenues (in 2012, 2013 and 2014, aircraft parking charges represented 3.5%, 3.3% and 3.1%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Charges for use of passenger walkways are based on each unit or service rendered, which are limited to a period of 30 minutes each, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles are determined based on the number of trips taken between the terminal and the aircraft.

Passenger walkways are only available at our Guadalajara, Tijuana, Puerto Vallarta and Guanajuato airports. During 2012, these charges represented approximately 0.7% of our aeronautical services revenues and approximately 0.5% of our total revenues (in 2012, charges for the use of passenger walkways represented 0.5% of the sum of aeronautical and non-aeronautical revenues). Beginning in November 2012, we transferred the operation of our passenger walkways and our airbuses, which had previously been provided by us, to an independent third party, which also maintains relationships with the airlines for their use of this equipment. Therefore, as of November 2012, we receive only recovery of cost revenues associated with the energy usage of the walkways and a per-unit fee for the use of the walkways. In 2013, the first full year in which we received this recovery of costs, passenger walkway revenues equaled Ps.2.8 million, or 0.1% of our total revenues (0.1% of the sum of our aeronautical and non-aeronautical revenues). During 2014, passenger walkway revenues equaled Ps.2.9 million, or 0.1% of our total revenues (0.1% of the sum of our aeronautical and non-aeronautical revenues).

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly. In 2012, 2013 and 2014, these charges represented approximately 1.3%, 1.4% and 1.3%, respectively, of our aeronautical services revenues and approximately 0.9% of our total revenues in each of the three years (in each of 2012, 2013 and 2014, security charges represented 1.0% of the sum of aeronautical and non-aeronautical revenues).

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

Additional regulations by the Mexican Bureau of Civil Aviation issued in 2011 established rules and procedures for the inspection of carry-on baggage. To fulfill these requirements, we improved our security by providing new training and operating procedures, adding new equipment and security personnel, most of them from third-party providers, in addition to increasing our coordination with other airports and airlines. However, as security is a primary concern in our industry, the possibility of new threats may require frequent updates to the security measures at our airports.

Complementary Services

At each of our airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2012, 2013 and 2014, revenues from complementary service fees represented approximately 1.6%, 1.6% and 1.5%, respectively, of our aeronautical revenues services, and approximately 1.1% of our total revenues in each of the three years (in 2012, 2013 and 2014, revenues from complementary service fees represented 1.2%, 1.2% and 1.1%, respectively, of the sum of aeronautical and non-aeronautical revenues).

We currently maintain contracts with 32 companies that provide the majority of these complementary services at our twelve airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there are no third parties providing such services. For example, Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Grupo Aeroméxico) and AGN Aviation Services, S.A. de C.V. currently provide the majority of the baggage handling services at our airports. If the third parties currently providing these services ceased to do so, we would be required to provide these services or find other third parties to provide such services.

The Mexican Airport and Auxiliary Services Agency (“ASA”) maintains an exclusive contract to sell fuel at all of our airports, and we charge the agency a nominal access fee. ASA, in turn, is required to purchase all of its fuel from Petróleos Mexicanos (“Pemex”). In the event that the Mexican government privatizes fuel supply activities in the future, the terms of our concessions provide that it will do so through a competitive bidding process.

Leasing of Space to Airlines

In addition, we receive regulated revenues from leasing space in our airports to airlines as needed for their operations, such as the leasing of ticket counters, monitors and back offices. In 2012, 2013 and 2014, leasing of space to airlines represented approximately 2.9%, 2.7% and 2.4%, respectively, of our aeronautical revenues services, and approximately 2.0%, 1.8% and 1.7%, respectively, of our total revenues (in 2012, 2013 and 2014, revenues from leasing of space to airlines represented 2.2%, 2.0% and 1.8%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Cargo Handling

In 2014, our twelve airports handled approximately 183.3 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 77.8% of the cargo handled by our twelve airports in 2014, compared to 78.9% and 78.1% of the cargo handled by our twelve airports in 2012 and 2013, respectively. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

Permanent Ground Transportation

We receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airports’ premises. Our revenues from providers of ground transportation services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis and buses, are subject to price regulation.

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services has increased in recent years from approximately 23.1% in 2012 to approximately 24.5% in 2013, and approximately 25.4% in 2014. We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside our terminals and develop new commercial strategies. We are also focusing on developing commercial spaces outside of our terminal buildings and will continue the expansion of businesses operated directly by us, such as advertising, VIP lounges and convenience stores in our airports. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

We currently have the following types of commercial activities in each of our airports:

•	Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. Examples of these first class/VIP lounges operated by third parties include the Banamex Salon Beyond in our Guadalajara airport and Aeroméxico’s Club Premier in our Guadalajara and Tijuana airports, in addition to Aeromar’s Club Diamante in our Manzanillo airport.

•	Retail stores. In recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz airports. We will continue developing more specialized retail space in order to attract more customers.

•	Food and beverage services. In recent years we have completed “clean up” projects with respect to our restaurant and bar leases, allowing us to introduce several providers with more brand recognition likely to increase consumer traffic in our commercial areas. Examples of these leases include the brands Johnny Rockets, Famous Famiglia and Sbarro in our Puerto Vallarta airport, as well as the expansion of Starbucks Coffee shops at our Hermosillo, Tijuana and Puerto Vallarta airports.

•	Car rentals. We have recently remodeled the areas used by car rental agencies to which we lease space at our airports and have sought to bring in a greater percentage of internationally known name-brand car rental providers.

•	Timeshare marketing and sales. We receive revenues from timeshare developers to whom we rent space in our airports for the purpose of marketing and sales of timeshare units.

•	Duty-free stores. We currently have duty-free stores at four of our twelve airports. These stores are most lucrative at our Los Cabos, Puerto Vallarta and Guadalajara airports, where we have a greater number of international passengers. All of the duty-free stores located in our airports are now operated on leases under which rent is structured primarily as a royalty based on tenants’ revenues, subject to minimum fixed amounts related to square footage. In November 2012, as a result of an international bidding process, we secured our most lucrative contract thus far for a duty-free store in Terminal 2 of the Los Cabos airport. In the last quarter of 2012, we also renegotiated the duty-free contract for the Puerto Vallarta airport and negotiated a more advantageous royalty-based contract, obtaining a higher percentage of the revenues from duty-free sales.

•	Communications. We have consolidated all of the telephone and internet service at our airports with one provider. All of our airports offer wireless internet service. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers.

•	Financial services. In recent years we have expanded and modernized the spaces we lease to financial services providers such as currency exchange bureaus and have additionally improved our contracts with several of the financial services providers at our airports to reflect a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•	Ground transportation. Our revenues from providers of ground transportation services deemed “non-permanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

We currently operate the following businesses directly:

•	Parking facilities. We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at the Guadalajara International Airport and Tijuana International Airport, which together represented 74.4% of our total revenues from car parking services in 2014, and represented 43.3% of our non-aeronautical revenues from those airports. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking at certain airports.

•	Advertising. Since May 2011, we have been directly operating the advertising at all of our airports. Increased domestic and international traffic in our airports makes third-party investment in advertising media more attractive. In 2014, major factors in increased traffic included the development of new tourist resorts near our Puerto Vallarta airport and the opening of General Motors and Mazda assembly plants near our Guanajuato airport. Alongside our development of new commercial areas in our Guadalajara, Puerto Vallarta, La Paz and Aguascalientes airports in 2014, we optimized existing advertising spaces to achieve higher revenue per square meter. Our revenues from advertising have increased 31% from 2012 to 2014.

We estimate that this income will continue to increase due to advertisers’ preference for direct rental of advertising space in our airports and due to our new strategic focus on revenue optimization in existing advertising areas. In 2015, we plan to convert static media advertising spaces into high-tech media advertising spaces in our Guadalajara and Tijuana airports, which we expect will bring in advertising from new brands. In addition, we plan to rebuild hurricane-damaged advertising spaces in the Los Cabos airport, and expect to benefit from a large federal- and state-government campaign to increase tourism in the state of Baja California Sur, where our Los Cabos and La Paz airports are located.

•	VIP Lounges. During the last quarter of 2011, we began operating our first VIP Lounge at Los Cabos airport’s Terminal 1. By the end of 2014, we operated eight lounges in our five largest airports: Guadalajara (including both domestic and international lounges), Puerto Vallarta, Hermosillo, Tijuana and three more in Los Cabos, where the first two lounges suffered damage from Hurricane Odile, and as consequence, a third lounge was built during the restoration project. Despite this setback, in 2014 a total of 181,856 users were hosted in our VIP lounges, an increase of 51% from 2013. In 2015, we plan to begin operating two more lounges, in our Aguascalientes and Guanajuato airports, respectively.

•	Convenience stores. In April 2012, we began our own operation of a convenience store at the Aguascalientes airport, in which we sell magazines, soft drinks, candy and groceries, among other items, directly to our passengers. Subsequently, during the last quarter of 2012, we opened another two stores in Terminal 2 of the Los Cabos airport, one in the departures area and one in the check-in counters area. Due to strong performance at the Aguascalientes airport, we opened a second store in the departures area in October 2013. During 2014, we opened nine new stores in our Puerto Vallarta, Los Cabos, Guanajuato, Hermosillo and La Paz airports, resulting in a total of thirteen stores across six of our airports, one of which is still temporary closed because of damage caused by Hurricane Odile to Terminal 1 of our Los Cabos airport. In 2015, we expect to open six additional stores in our Guadalajara, Hermosillo and Los Cabos airports.

Domestic Passengers

Domestic passengers represented approximately 65.5% of our terminal passenger traffic in 2014. In addition, we estimate that a significant minority of our international passengers are lower-income Mexicans traveling to or from the United States. Based on surveys and studies conducted during 2012 and 2013 at the Guadalajara International Airport to better understand the consumption habits of our passengers, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers. However, in order to increase the consumer spending of this demographic, we have been increasing the brand recognition of commercial spaces and the products they offer, which, based on the surveys and studies we have conducted, we believe is likely to contribute to increased consumption among our domestic passengers and our Mexican international passengers. Partly as a result of the implementation of these strategies, consumer spending per passenger in our airports increased by 3.2% for 2014, as compared with 2013.

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

The operation of this screening equipment is the responsibility of our airline customers under the Mexican Airport Law. Because the Mexican Airport Law expressly provides that airlines bear the responsibility for checked baggage screening, if an airline wants us to operate the baggage screening system for them, they must enter into a contract with us that allows us to recover the cost of operating the equipment. However, because of uncertainty over the policy letter’s implementation, the new screening process had been initially delayed. Although, as stated, the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. Since the issuance of the policy letter, the Mexican Bureau of Civil Aviation has been expected to issue implementing regulations. On November 23, 2012, the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil, or “DGAC”) published a recommendation, titled a “Circular Obligatoria,” on the SCT website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain non-binding recommendations regarding issues of responsibility that had been raised by the policy letter. These non-binding recommendations have no legal effect unless incorporated into a valid contract.

We have operated checked baggage screening equipment in our ten busiest airports since 2011; only flights departing from Terminal 2 in Guadalajara and from the Aguascalientes and Los Mochis airports continue to rely on manual inspection. At the end of 2014, approximately 95.0% of the passengers travelling through our airports were using the checked baggage system. During 2015, we plan to integrate Guadalajara airport’s Terminal 2 and the Aguascalientes airport into the baggage screening system, which would increase the percentage of baggage inspected with automated systems to 99%. As of December 31, 2014, we had agreements to operate baggage screening systems with all airlines operating at our airports. Under these agreements, we negotiated certain recovery tariffs per year and these airlines agreed to hold harmless and indemnify us against certain types of liability that might arise in connection with the operation of the baggage screening system, in accordance with the provisions of the Mexican Airport Law.

We incur ongoing expenses to maintain and operate this equipment. Currently, the operational costs of the screening system has been limited to the level necessary to provide the required services to airlines, and we expect to continue recovering those costs. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements.

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do, approximately ranging from 30% to 40% of total revenues. In 2014, revenues from non-aeronautical services in our airports accounted for 24.1% of our total revenues. Revenues from non-aeronautical services in our airports represent 25.4% of the sum of aeronautical and non-aeronautical revenues of our airports. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities in our airports by:

•	Redesigning and expanding the space available in our airport terminals allocated to commercial activities

In order to increase our revenues from commercial activities, we have focused on expanding and redesigning the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports, increasing their exposure to the commercial areas of our airports. In October 2013, we added 576 square meters of commercial areas to Terminal 2 at the Los Cabos airport. This new commercial space began operations on December 12, 2013. In the last quarter of 2013, we built a passenger walkway through the duty-free store, leading passengers through the store on their way to the boarding gates. In December 2013, we added 152 square meters of commercial areas to Terminal 1 at our Guadalajara airport. In January 2014, this commercial space in the arrivals zone began operations with a currency exchange service, and in the last quarter of 2014 we added a relocated and remodeled duty-free store. Finally, at the end of 2014, we added another 280 square meters of commercial areas to Terminal 1 at the Guadalajara airport’s international boarding gates, where we also plan to build a new food court and retail stores in 2015.

•	Renegotiating agreements with terminal tenants to be more consistent with market practices

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

•	Recovering the rights to several retail and car parking businesses previously operated at our airports by third parties

Prior to 1999, our predecessor entered into several contracts with third-party operators to develop new spaces and modernize existing spaces at our twelve airports. Under these leases, the third-party operators managed the airports’ commercial areas and received all revenues from the operations in those areas.

We acquired our concessions from our predecessor subject to these long-term lease obligations and sought to recover rights leased to the third-party operators. In prior years, by compensating leaseholders for early termination of their leases, we recovered several significant retail leases and all car parking leases in our airports.

In the last quarter of 2013, the lease agreements of seven convenience stores at the Hermosillo, Puerto Vallarta, Los Cabos and Guanajuato airports expired. Upon the expiration of the leases, we successfully took possession of the spaces from these tenants, after which we have either managed the businesses directly or repurposed the spaces in the context of further terminal expansion.

Following this process, in 2014 the only remaining material commercial activity at our airports subject to a third-party lease under which we received only nominal revenue was the hotel at Guadalajara International Airport. A third party, Coco Club Hoteles y Morandas de México, S.A. de C.V. (“Coco Club”), had been granted the right to operate the hotel at our Guadalajara International Airport. Subject to its satisfaction of certain specific conditions, Coco Club had the right to renew the contract and continue operating the hotel at below-market rents for another fifteen-year period starting in March 2008. Because we did not believe that Coco Club satisfied all such conditions, we did not renew the lease in 2008. However, Coco Club maintained possession of the hotel. As a consequence, in April 2008 we initiated legal proceedings against Coco Club to regain possession of the hotel due to Coco Club’s failure to satisfy all conditions in the prior lease agreement. On October 31, 2011, we received a favorable decision ordering the return of the hotel. The decision was appealed by Coco Club on December 14, 2011. On October 19, 2012, the court ordered the eviction of Coco Club and instructed the airport to take possession of the hotel. On October 29, 2014, we received a final court order for eviction and took possession of the hotel. We plan to develop a project in this space in 2015.

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

Our Airports

In 2014, our airports served a total of approximately 24.7 million terminal passengers. In 2014, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 53.1% of our total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main airports serving popular tourist destinations, together accounted for approximately 25.9% of our total terminal passenger traffic in 2014. Hermosillo International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.4% of our total terminal passenger traffic in 2014.

All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Airport

	Year ended December 31,
	2012	2013	2014
	(thousands of pesos)
Guadalajara	Ps. 1,561,107	Ps. 1,696,508	Ps. 1,858,510
Tijuana	599,831	682,722	733,603
Los Cabos	811,929	939,553	931,348
Puerto Vallarta	611,314	626,929	745,601
Hermosillo	200,522	213,970	228,702
Guanajuato	191,755	203,818	262,829
La Paz	100,947	109,652	127,858
Mexicali	82,652	77,832	87,310
Aguascalientes	70,311	81,421	101,588
Morelia	82,178	84,948	104,403
Los Mochis	29,952	32,181	38,115
Manzanillo	31,936	37,574	44,411

Total	Ps. 4,374,434	Ps. 4,787,108	Ps. 5,264,278

The following tables set forth the passenger traffic volume for each of our airports for the years indicated:

Passenger Traffic

	Year Ended December 31,
	2012			2013			2014
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total Passengers:
Guadalajara	7,436,352	38,952	7,475,304	8,148,485	30,195	8,178,680	8,733,467	17,689	8,751,156
Tijuana	3,759,773	55,658	3,815,431	4,269,524	54,855	4,324,379	4,387,768	60,004	4,447,772
Los Cabos	3,018,516	1,379	3,019,895	3,387,705	656	3,388,361	3,285,140	1,679	3,286,819
Puerto Vallarta	2,597,685	5,556	2,603,241	2,671,235	5,160	2,676,395	3,127,390	7,302	3,134,692
Hermosillo	1,288,735	65,352	1,354,087	1,329,859	48,364	1,378,223	1,326,242	52,996	1,379,238
Guanajuato	950,319	6,914	957,233	998,140	11,993	1,010,133	1,222,138	19,862	1,242,000
La Paz	553,130	2,246	555,376	600,383	1,152	601,535	672,942	1,733	674,675
Mexicali	521,855	3,353	525,208	496,052	4,867	500,919	507,174	2,827	510,001
Aguascalientes	400,094	216	400,310	456,686	304	456,990	540,473	1,299	541,772
Morelia	409,256	2,118	411,374	425,213	2,931	428,144	476,053	5,266	481,319
Los Mochis	183,518	15,918	199,436	196,805	15,412	212,217	228,597	11,838	240,435
Manzanillo	168,045	3,540	171,585	193,297	3,051	196,348	211,311	990	212,301

Total	21,287,278	201,202	21,488,480	23,173,384	178,940	23,352,324	24,718,695	183,485	24,902,180

	Year Ended December 31,
	2012			2013			2014
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Departing Passengers:
Guadalajara	2,478,647	1,275,558	3,754,205	2,745,922	1,367,518	4,113,440	2,908,379	1,512,311	4,420,690
Tijuana	1,813,459	16,583	1,830,042	2,049,999	18,412	2,068,411	2,087,835	23,166	2,111,001
Los Cabos	439,469	1,074,424	1,513,893	449,707	1,249,665	1,699,372	438,200	1,212,754	1,650,954
Puerto Vallarta	385,817	917,409	1,303,226	413,815	928,459	1,342,274	449,021	1,120,695	1,569,716
Hermosillo	584,765	44,816	629,581	607,639	46,543	654,182	610,319	46,731	657,050
Guanajuato	257,028	215,743	472,771	291,360	206,531	497,891	354,767	257,218	611,985
La Paz	266,158	15,840	281,998	295,464	10,611	306,075	331,441	10,376	341,817
Mexicali	247,554	2,530	250,084	236,012	2,382	238,394	242,354	2,387	244,741
Aguascalientes	128,797	72,157	200,954	154,968	75,058	230,026	191,271	80,294	271,565
Morelia	104,690	99,855	204,545	114,516	99,553	214,069	120,016	121,001	241,017
Los Mochis	88,029	3,981	92,010	94,612	4,498	99,110	110,898	4,831	115,729
Manzanillo	42,552	41,271	83,823	55,240	40,945	96,185	60,012	45,382	105,394

Total	6,836,965	3,780,167	10,617,132	7,509,254	4,050,175	11,559,429	7,904,513	4,437,146	12,341,659

	Year Ended December 31,
	2012			2013			2014
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Arriving Passengers:
Guadalajara	2,511,683	1,170,464	3,682,147	2,796,408	1,238,637	4,035,045	2,942,335	1,370,442	4,312,777
Tijuana	1,924,659	5,072	1,929,731	2,196,202	4,911	2,201,113	2,270,248	6,519	2,276,767
Los Cabos	446,180	1,058,443	1,504,623	462,187	1,226,146	1,688,333	444,644	1,189,542	1,634,186
Puerto Vallarta	413,698	880,761	1,294,459	446,531	882,430	1,328,961	488,171	1,069,503	1,557,674
Hermosillo	626,754	32,400	659,154	642,132	33,545	675,677	639,203	29,989	669,192
Guanajuato	294,665	182,883	477,548	327,430	172,819	500,249	386,453	223,700	610,153
La Paz	260,040	11,092	271,132	288,960	5,348	294,308	328,625	2,500	331,125
Mexicali	270,886	885	271,771	256,729	929	257,658	261,664	769	262,433
Aguascalientes	138,763	60,377	199,140	165,846	60,814	226,660	208,399	60,509	268,908
Morelia	113,392	91,319	204,711	119,197	91,947	211,144	127,360	107,676	235,036
Los Mochis	91,085	423	91,508	97,218	477	97,695	112,384	484	112,868
Manzanillo	45,965	38,257	84,222	62,204	34,908	97,112	66,793	39,124	105,917

Total	7,137,770	3,532,376	10,670,146	7,861,044	3,752,911	11,613,955	8,276,279	4,100,757	12,377,036

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2014:

Capacity by Airport (2014)

Airport	Peak air traffic movements per hour(1)	Runway capacity(2)
Guadalajara	40	39
Tijuana	16	36
Los Cabos	27	42
Puerto Vallarta	30	37
Hermosillo	19	30
Guanajuato	12	11
La Paz	9	15
Mexicali	7	14
Aguascalientes	9	12
Morelia	9	14
Los Mochis	7	16
Manzanillo	6	16

(1)	Includes commercial and general aviation operations (demand).
(2)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our airports for the years indicated:

Air Traffic Movements by Airport(1)

	For the year ended December 31,
	2012	2013	2014
Guadalajara	127,012	132,338	140,034
Tijuana	42,963	48,335	48,238
Los Cabos	36,523	38,261	36,315
Puerto Vallarta	39,056	39,811	44,412
Hermosillo	46,954	46,654	44,635
Guanajuato	25,598	25,658	28,209
La Paz	17,175	16,736	16,811
Mexicali	10,312	9,804	10,192
Aguascalientes	14,729	14,703	15,427
Morelia	13,747	12,773	14,453
Los Mochis	13,596	11,849	10,962
Manzanillo	7,254	7,042	7,031

Total	394,919	403,964	416,719

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the years indicated:

Average Passengers per Air Traffic Movement by Airport (1)

	Year ended December 31,
	2012	2013	2014
Guadalajara	58.86	61.80	62.49
Tijuana	88.81	89.47	92.20
Los Cabos	82.68	88.56	90.51
Puerto Vallarta	66.65	67.23	70.58
Hermosillo	28.84	29.54	30.90
Guanajuato	37.39	39.37	44.03
La Paz	32.34	35.94	40.13
Mexicali	50.93	51.09	50.04
Aguascalientes	27.18	31.08	35.12
Morelia	29.92	33.52	33.30
Los Mochis	14.67	17.91	21.93
Manzanillo	23.65	27.88	30.19

Average of all airports	54.41	57.81	59.76

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category (1)

	Year ended December 31,
	2012	2013	2014
Commercial aviation	284,283	295,154	303,819
Charter aviation	16,453	16,896	15,777
General aviation and other	94,183	91,914	97,123

Total	394,919	403,964	416,719

(1)	Includes departures and landings for all twelve airports.

Guadalajara International Airport

Guadalajara International Airport is our most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, the Guadalajara International Airport was the third busiest in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2014, the Guadalajara International Airport accounted for approximately 35.3% of our terminal passenger traffic.

In 2014, a total of 8.7 million terminal passengers were served by Guadalajara International Airport. Of the terminal passengers in 2014, 67.0% were domestic passengers and 33.0% were international passengers. Of the airport’s international passengers, we estimate that a significant portion are Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of twelve airlines operate at the airport, the principal ones being Volaris, Aeroméxico Group and Interjet. The main non-Mexican airlines operating at the airport are United, American, Alaska and Delta. Airlines operating at the airport reach 49 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular.

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

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and a full parallel taxiway and the other with a length of 1,800 meters, with a threshold displacement of 300 meters at the runway, which permits a landing distance of 1,500 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (ILS) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 64,500 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 1,825 square meters. The main commercial terminal has 29 gates (four of which are in our regional Terminal 2) and 40 remote boarding positions. Of the 29 gates, ten serve international flights and 19 serve domestic flights. Of the international gates, four have air bridges, and of the domestic gates, six have air bridges. Additionally there are eight remote positions used for the regional flights commonly used by Aeroméxico Connect and VivaAerobus.

As part of our business strategy, during 2013 we continued changing the profile and category of service of almost all of the stores at the airport to increase brand recognition. We completed this process during the second quarter of 2014. In October 2014, we gained possession of the onsite hotel from the previous operator, a third-party lessee from whom we had received no revenues. We plan to develop a new business project on this site. For more information, see “Item 8, Financial Information – Legal Proceedings – Renewal of hotel lease at Guadalajara International Airport.”

We directly operate two VIP lounges in the Guadalajara airport: we operate one lounge in the international departures area and, during the third quarter of 2014, we opened a second lounge in the domestic departures area. In 2015, we will also expand our convenience store chain with the addition of four new stores in this airport.

We have continued to take significant steps to modernize and expand the Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. During 2013, the number of departure gates for domestic flights was increased. In 2014, we completed an addition of 20 new remote parking positions for aircraft. In addition, the international arrivals area is also being expanded, and two new aircraft parking gates will be added to this area. This expansion includes the enlargement of the customs and immigration facilities, as well as the departures lounge and commercial areas.

Tijuana International Airport

Tijuana International Airport is our second most important airport in terms of passenger traffic and air traffic movements, and the fourth in contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic, according to the SCT. In 2014, it accounted for approximately 17.8% of our terminal passenger traffic.

In 2014, Tijuana International Airport served a total of 4.4 million terminal passengers. Approximately 99.3% of those terminal passengers were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including the municipalities of Ensenada, Tecate and Rosarito. With a population of approximately 1.6 million, Tijuana is the largest city in the state. Currently, the state of Baja California is the second largest maquiladora center in Mexico, according to INEGI data on workforce by industry.

A total of five airlines operate at the airport; the principal ones are Volaris and Aeroméxico Group. Airlines operating at this airport provide service to 36 destinations. Of these destinations, Mexico City, Guadalajara, and Culiacan are the most popular. In addition, Aeroméxico flies twice weekly from Tijuana to Shanghai.

Tijuana International Airport currently operates seventeen hours daily between the hours of 7:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for other aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,960 meters and a full parallel taxiway. The runway capacity at this airport is 36 air traffic movements per hour. The airport also has an Instrument Landing System (ILS) that assists pilots in poor weather. It has nineteen gates serving both domestic and international travelers and six remote boarding positions. Of the nineteen gates, ten have air bridges.

Construction of an international bridge between our Tijuana airport and the United States border began in 2014 and is expected to be completed during 2015; this bridge will allow passengers to cross directly to the United States using a pathway between the airport and the international border. We estimate that approximately 50% of all passengers travelling through Tijuana International Airport will use the international bridge. The facility is scheduled to become operational in November 2015. For a description of Tijuana cross-border facility, see “Item 5, Operating and Financial Review and Prospects – Overview – Recent Developments – Tijuana Cross-Border Facility.”

In 2014, approximately 16.9 thousand metric tons of cargo was transported through the airport.

A portion of the land comprising Tijuana International Airport was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Financial Information – Legal Proceedings – Ejido Participants at Tijuana, Guadalajara and Puerto Vallarta Airport.”

Los Cabos International Airport

Los Cabos International Airport is our third most important airport in terms of passenger traffic, our fifth most important airport in terms of air traffic movements and second most important airport in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2013, Los Cabos International Airport accounted for approximately 14.6% of our terminal passenger traffic. In 2014, Hurricane Odile caused the airport to suspend commercial operations for eighteen days, also causing a reduction in the total number of passengers flying to the area after the resumption of commercial flights. In 2014, Los Cabos International Airport accounted for approximately 13.3% of our terminal passenger traffic.

Approximately 3.3 million terminal passengers were served by the airport in 2014. Approximately 73.1% of the terminal passengers were international passengers. The airport serves primarily tourists visiting San José del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur.

A total of 21 airlines operate at the airport with American, Alaska, United, Interjet and Volaris being the principal ones. Airlines operating at this airport provide service to 40 destinations. Of these destinations, Mexico City, Los Angeles and Phoenix are the most popular.

Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. In 2014, the number of visitors to Los Cabos (San José del Cabo and the nearby city of Cabo San Lucas) was approximately 1.2 million, according to the Mexican Immigration Institute. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters. Los Cabos International Airport currently operates eleven hours daily between 7:00 a.m. and 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,000 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 42 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters and Terminal 2 occupies approximately 38,000 square meters. The airport has sixteen gates (eight in Terminal 1 and eight in Terminal 2), including four gates with air bridges, and fourteen remote boarding positions. In addition, the airport has a general aviation and a Fixed Base Operations (“FBO”) terminal. FBOs are specialized, full-service operations offered to general aviation aircraft. The services offered to FBO users include refueling, cleaning, and catering. We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport; this space includes two VIP lounges and three convenience stores operated directly by us. In 2014, approximately 17.7% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues (of which 89.9% came from commercial activities); the latter percentage is higher than any other airport of the Group.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important airport in terms of passenger traffic and air traffic movements and the third in contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2014, it accounted for approximately 12.7% of our terminal passenger traffic.

In 2014, 3.1 million terminal passengers traveled through Puerto Vallarta International Airport. We estimate that 70.0% of these terminal passengers were international passengers and 30.0% were domestic passengers. The airport primarily serves foreign tourists and is a popular tourist destination in Mexico.

A total of 22 airlines operate at the airport; the principal ones are American, Alaska, Aeroméxico, United, Interjet and WestJet. Airlines operating at this airport provide service to 50 destinations. Of these destinations, the most popular are Mexico City, Los Angeles and San Francisco. In addition, Thomson flies twice weekly from Puerto Vallarta to London Gatwick and Manchester.

Puerto Vallarta International Airport is located on the Pacific coast in the state of Jalisco. Puerto Vallarta’s tourist attractions include the natural beauty of the Bay of Banderas, the area’s many beaches and abundant marine wildlife. Puerto Vallarta is a mature tourist destination, and the completion of new resort areas including hotels and golf courses in the areas known as Nuevo Vallarta and Punta Mita is expected to bring more tourists to the area in subsequent years. Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,100 meters as well as a parallel taxiway. The runway capacity at this airport is 37 air traffic movements per hour. This airport has one main commercial terminal, an FBO terminal and a general aviation building. The airport has nineteen gates, of which five serve domestic flights and fourteen serve international flights, seven remote boarding positions and eleven air bridges. During 2012, we added 6,000 square meters to the terminal building, of which 200 square meters is dedicated to commercial use; this space includes one VIP lounge operated directly by us. During 2014, we began operating two new convenience stores in the airport. In 2014, approximately 14.2% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta International Airport was derived from non-aeronautical revenues (of which 88.5% came from commercial activities).

Hermosillo International Airport

Hermosillo International Airport is our fifth most important airport in terms of passenger traffic, our third most important airport in terms of air traffic movements and our sixth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Hermosillo International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2014, it accounted for approximately 5.4% of our terminal passenger traffic.

In 2014, Hermosillo International Airport served approximately 1.3 million terminal passengers, and approximately 94.2% of those terminal passengers were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris and VivaAerobus. Airlines operating at this airport provide service to 23 destinations. Of these destinations, Mexico City, Guadalajara, Monterrey and Tijuana are the most popular.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately thirteen kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 8.9 thousand metric tons of cargo passed through the airport in 2014. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

Hermosillo International Airport operates eighteen hours daily between 6:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other, a private aircraft runway that is not currently operating as a result of commercial considerations, with a length of 1,100 meters. Runway capacity at this airport is 30 air traffic movements per hour. The airport has nine gates and ten remote positions and includes both a commercial aviation building and a general aviation building for small private aircraft.

In 2012, we opened a VIP lounge in the airport. As part of our business strategy, during 2013 we changed the profile and category of services of almost all of the stores at Hermosillo International Airport to stores with greater brand recognition. In 2014, we added a Starbucks Coffee shop and a new convenience store directly operated by us.

Guanajuato International Airport

Guanajuato International Airport is our sixth most important airport in terms of passenger traffic and air traffic movements and the fifth in contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Guanajuato International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2014, it accounted for approximately 4.9% of our terminal passenger traffic. During 2014, the airport served 1.2 million terminal passengers, 60.6% of which were domestic passengers.

A total of eight airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris and United. Airlines operating at this airport provide service to 15 destinations. Of these destinations Tijuana, Mexico City and Houston are the most popular. Guanajuato International Airport is located in the central state of Guanajuato near the cities of Leon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 5.5 million people according to the Mexican National Population Council and is located in Mexico’s Bajio region, best known for its rich colonial history, agricultural sector and manufacturing industry. General Motors has an assembly plant in Silao, Guanajuato, and Mazda has a new vehicle manufacturing plant in Salamanca, Guanajuato. The local government is developing a “dry dock”, or truck loading service terminal, near the airport that we believe will increase cargo demand. Guanajuato International Airport operates 20 hours daily between 4:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,500 meters. The runway capacity at this airport is 11 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with six gates, five remote boarding positions and three air bridges.

During 2013, we completed construction on the arrivals area, expanding it by 500 square meters. The work included new baggage claim belts and a re-organization of the customs and immigration facilities. As part of our business strategy, our construction during the second quarter 2013 focused on redesigning the car rental counters and increasing the advertising spaces in that area by 20%. During 2014 we started operating two convenience stores, one in the check-in area and one beyond security in the boarding area. In 2015, we plan to open a VIP lounge in the airport.

La Paz International Airport

La Paz International Airport is our seventh most important airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, La Paz International Airport was the twentieth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2014, it accounted for approximately 2.7% of our terminal passenger traffic.

During 2014, La Paz International Airport served 672.9 thousand terminal passengers. We estimate that approximately 98.1% of these terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

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

La Paz International Airport operates sixteen hours daily between 7:00 a.m. and 11:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,500 meters in length and a single main commercial terminal. The runway capacity at this airport is fifteen air traffic movements per hour. It also has three gates and seven remote boarding positions.

During 2013, we completed the construction on both the arrival and departure areas. The arrival area was enlarged by 1,500 square meters, and two new baggage claim belts were installed. In October 2014, we opened one directly operated convenience store located in the check-in area of the airport.

Mexicali International Airport

Mexicali International Airport is our ninth most important airport in terms of passenger traffic, our eleventh most important airport in terms of air traffic movements and our tenth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Mexicali International Airport was the twenty-ninth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. In 2014, it accounted for approximately 2.1% of our terminal passenger traffic. During 2014, Mexicali International Airport served 507.2 thousand terminal passengers. We estimate that approximately 99.4% of passengers served by this airport in 2014 were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

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

Mexicali International Airport operates nineteen hours daily between 6:00 a.m. and 1:00 a.m. the following day. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,600 meters in length as well as a main commercial terminal and a smaller general aviation terminal. The runway capacity at this airport is fourteen air traffic movements per hour. The main commercial terminal has two gates and four remote boarding positions.

Aguascalientes International Airport

Aguascalientes International Airport is our eighth most important airport in terms of passenger traffic and air traffic movements, and the ninth in contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Aguascalientes International Airport was the twenty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2014, it accounted for approximately 2.2% of our terminal passenger traffic. During 2014, the airport served 540.5 thousand terminal passengers. Of these passengers, we estimate that approximately 73.9% were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of seven airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris and Interjet. Airlines operating at this airport provide service to seven destinations. Of these destinations Mexico City, Tijuana, Dallas and Los Angeles are the most popular.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

Aguascalientes International Airport operates fourteen hours daily between 6:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. It has two runways, one measuring 3,000 meters in length and the other, a private aircraft runway that is not currently operating as a result of commercial considerations, measuring 1,000 meters, and a single main commercial terminal. The runway capacity at this airport is fourteen air traffic movements per hour. The airport has three gates and four remote boarding locations.

During 2013, we completed several construction projects at the airport. The arrivals area was expanded by 500 square meters, including the installation of a new baggage claim belt. The departures lounge was enlarged as well, and the customs and immigration facilities were re-organized to allow a faster and more continuous flow of passengers. In 2013 and 2014, we continued our expansion of commercial areas operated by us, and in the third quarter of 2013 we opened a second convenience store in the passenger departure area. In 2015, we will continue our expansion of VIP lounges with the opening of a lounge at this airport.

Morelia International Airport

Morelia International Airport is our tenth most important airport in terms of passenger traffic, our ninth most important in terms of air traffic movements and our eighth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Morelia International Airport was the thirtieth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2014, it accounted for approximately 1.9% of our terminal passenger traffic. In 2014, the Morelia International Airport served 476.1 thousand terminal passengers. We estimate that approximately 52.0% of the terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six airlines operate at the airport; the principal ones are Volaris, Aeroméxico Group and United. Airlines operating at this airport provide service to 11 destinations. Of these destinations, Tijuana, Los Angeles and Mexico City are the most popular.

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

Morelia International Airport operates 24 hours a day. The airport has one runway with a length of 3,400 meters and a single main terminal building. The runway capacity at this airport is twelve air traffic movements per hour. The airport has four gates and eight remote boarding positions.

During 2013, we completed construction on the arrivals area to expand it by 500 square meters. The expansion included the addition of two new baggage claim belts and a re-organization of the customs and immigration facilities.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important airport in terms of passenger traffic, our tenth most important in terms of air traffic movements and our twelfth most important in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Los Mochis International Airport was the thirty-eighth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2014, it accounted for approximately 0.9% of our terminal passenger traffic.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. During 2014, the airport served 228.6 thousand terminal passengers, approximately 97.7% of which were domestic passengers. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of five airlines operate at the airport, which are Aeroméxico Connect, Volaris, Aerocalafia, Transportes Aeropacífico and TAR Aerolíneas. Airlines operating at this airport provide service to ten destinations. Of these destinations, Mexico City, Tijuana and Guadalajara are the most popular.

Los Mochis International Airport operates fourteen hours daily between 7:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we are authorized to charge double our regular passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,000 meters in length as well as a single main commercial terminal. The runway capacity at this airport is sixteen air traffic movements per hour. The airport has three gates and four remote boarding positions.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important airport in terms of passenger traffic and air traffic movements, and our eleventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2014, Manzanillo International Airport was the fortieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. In 2014, it accounted for approximately 0.9% of our terminal passenger traffic.

During 2014, the airport served 211.3 thousand terminal passengers. We estimate that approximately 60.0% of these passengers were domestic passengers and 40.0% of these passengers were international passengers.

A total of thirteen airlines operate at this airport; the principal ones are Aeroméxico Group, Alaska and Interjet. Some of the other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Calgary.

Manzanillo International Airport serves the city of Manzanillo and six surrounding municipalities in the small Pacific coastal state of Colima. The city is located on the coast approximately 230 kilometers southeast of Puerto Vallarta and 520 kilometers northwest of Acapulco. The airport serves primarily tourists visiting coastal resorts in Colima and neighboring Jalisco. In recent years, passenger traffic at the Manzanillo International Airport has remained stable despite the increased popularity of Puerto Vallarta and other tourist destinations due to a decline in investments in the tourism sector in Manzanillo.

Manzanillo International Airport operates twelve hours daily between 8:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,200 meters. The runway capacity at this airport is sixteen air traffic movements per hour. The airport has four gates and five remote boarding positions.

Non-Airport Subsidiaries

Although we are a holding company that has subsidiaries operating each of our twelve airports, we also have three employee service company subsidiaries. The employee service companies provide part of the labor force that works in our airports but do not directly employ any personnel. Our employee service companies are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”), and (iii) Puerta Cero Parking, S.A. de C.V. (“PCP”). Additionally, in 2013, we established a nonprofit company named Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

SIAP

SIAP was incorporated as a subsidiary in June 1998 to provide technical assistance and corporate services to our airport operating subsidiaries. SIAP was set up as part of the Mexican government’s privatization plan for the airports operated by us. SIAP invoices our airports for three types of services:

•	SIAP employs the senior management at our corporate headquarters and at our airports, and charges our subsidiaries for the services rendered according to each subsidiary’s individual performance;

•	As part of the privatization plan that was implemented by the Mexican government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a shareholders’ agreement. As a result of the participation agreement requirement, we entered into a technical assistance agreement with AMP, renewed for an additional five-year period through August 26, 2019. Under this agreement, AMP receives an annual fee to provide SIAP with consulting services and technological and industry knowledge and expertise to manage our airports. SIAP charges our subsidiaries a technical assistance fee, which is then used to pay AMP. The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. See also “Item 5, Operating and Financial Review and Prospects – Operating Costs – Technical Assistance Fee and Concession Tax”); and

•	SIAP employs non-unionized personnel to perform services at our airports according to their capabilities and expertise and collects fees on a monthly basis for the services performed.

CORSA

CORSA was incorporated as a subsidiary on November 8, 2007, and began operations in January 2008. CORSA employs unionized personnel to perform services at our airports according to their capabilities and expertise and collects fees on a monthly basis for the services performed.

PCP

PCP was incorporated as a subsidiary on November 28, 2007, and began operations in January 2008. PCP provides operating and administrative services for airport parking lots. PCP employs both unionized and non-unionized personnel and collects fees on a monthly basis for the services performed.

Fundación GAP

We established this non-profit foundation in May 2013 with the aim of improving social welfare in the communities near our airports. The foundation’s focus is on children’s education, as well as other charitable activities. In September 2014, we inaugurated the first Fundación GAP school close to our Guadalajara airport. The first year began with a class of first grade students only; each consecutive year, the plan is to add a new class, eventually reaching a maximum capacity of 360 students for grades one through six. Additionally, we intend to open more schools in communities near our Los Cabos and Tijuana airports in the coming few years.

Our board of directors annually reviews our donation to the foundation. For 2015, our board of directors has authorized a Ps.10.0 million donation. The foundation is supervised by a board of trustees, which is presided over by Ms. Laura Diez Barroso Azcárraga.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2014, seventeen international airlines and nine Mexican airlines operated flights at our twelve airports. Volaris is our principal airline customer in terms of total passengers at our airports, with Aeroméxico and Aeroméxico Connect (together the “Aeroméxico Group”) and Interjet providing the second and third highest number of total passengers. In 2013 and 2014, revenues from Volaris and the passengers they moved through our airports totaled Ps.1,127.9 million and

Ps.1,179.9 million, respectively, of which Ps.1,044.9 million and Ps.1,142.4 million, respectively, were paid to the airports for the passengers they moved in form of passenger charges, representing 22.4% and 21.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2014. Revenues from the Aeroméxico Group and the passengers they moved through our airports were Ps.587.8 million and Ps.745.8 million during 2013 and 2014, respectively, of which Ps.572.5 million and Ps.723.3 million, respectively, were paid to the airports for the passengers they moved in form of passengers charges, representing 14.2% and 13.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2014. In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earned revenues from landing charges, aircraft parking charges and the leasing of space to these airlines.

As a result of certain disputes with our airline customers, beginning in 2003, we entered into agreements with the National Air Transportation Chamber of Commerce and the SCT pursuant to which we resolved certain existing disputes with our airline customers and entered into: (i) contracts governing charges for aeronautical services; (ii) lease contracts for property used by the airlines; and (iii) contracts governing collection of passenger charges. In February 2010, we renewed our agreement for the 2010-2011 period. These new agreements represented: (i) virtually all of the relevant contracts governing the collection of passenger charges; (ii) a substantial majority of the agreements for the leasing of space in our terminals; and (iii) a substantial majority of the contracts governing our aeronautical services. In March 2012, we signed a new agreement, which continues in force, maintaining essentially the same terms as our previous contracts.

Changes in Principal Airlines Operating at our Airports

On August 28, 2010, Grupo Mexicana, which operated through its three subsidiaries, Mexicana, Mexicana Click, and Mexicana Link, suspended operations indefinitely. On the day Grupo Mexicana suspended operations, they were operating at ten of our twelve airports. During the first half of 2010, Grupo Mexicana transported 1,869,636 total passengers in our network representing 18.3% of our total passengers. This made Grupo Mexicana our third most important airline group in terms of the number of passengers transported within our airports. During 2009 and the first half 2010, aeronautical revenues from Grupo Mexicana and from the passengers they moved through our airports represented 16.2% and 17.0% of our total aeronautical revenues, respectively. We initially recorded an allowance for doubtful accounts of Ps.49.9 million for Grupo Mexicana in 2010, which was primarily composed of Ps.38.6 million in passenger charges that Grupo Mexicana collected on behalf of our airports from passengers of Mexicana, Click or Link through August 27, 2010. As of December 31, 2014, as a result of these initial amounts and other subsequent amounts outstanding from Grupo Mexicana for the rent of certain areas of our airports that Grupo Mexicana still holds, we have an allowance for doubtful accounts of Ps.84.8 million (net of any value-added taxes), accumulated since 2010, and are awaiting resolution of the ongoing bankruptcy process to determine the likelihood of any collection.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services, Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Grupo Aeroméxico) and AGN Aviation Services, S.A. de C.V., which provided Ps.17.3 million, Ps.6.6 million and Ps.7.1 million of the sum of aeronautical and non-aeronautical revenues, respectively, each in the form of access fees, in 2014. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.6.7 million and Ps.1.6 million of revenues in the form of access fees in 2014.

While we receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales, we receive only a fixed fee when a company is a subsidiary or affiliate of an airline. Among our three principal providers of baggage handling, Administradora Especializada en Negocios, S.A. de C.V. is the only subsidiary of an airline.

Principal Non-Aeronautical Services Customers

As of December 31, 2014, we were party to approximately 1,007 contracts – 0.6% more than the 1,001 contracts we were party to as of December 31, 2013 – with providers of commercial services in the commercial spaces in our airports, including retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information and promotion services. The increase in the number of contracts is due to our expansion of commercial spaces within our existing terminal space and the construction of new terminal space, reflected in an increase in the number of new retail store customers, food and beverage providers and advertising customers. In 2014, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps.71.1 million), Aldeasa México, S.A. de C.V. (duty-free stores; Ps.56.1 million), Aerocomidas, S.A. de C.V. (food and beverages; Ps.38.2 million), Operadora Aeroboutiques, S.A. de C.V. (retail; Ps.28.4 million), and Servicios Inmobiliarios Alsea, S.A. de C.V. (time share developer; Ps.24.2 million).

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

However, since our Puerto Vallarta, Los Cabos, La Paz and Manzanillo international airports are substantially dependent on tourism, these airports face competition from competing tourist destinations. We believe that the main competitors to these airports are those airports serving vacation destinations in Mexico, such as Acapulco and Cancun, and abroad, such as in Hawaii, Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic, other Caribbean islands and Central America.

Additionally, our Los Cabos airport may experience greater competition in the future from a small private airport near Cabo San Lucas, which received a permit to operate public service in March 2008 from the SCT. On November 4, 2009, this airport received authorization to operate regular commercial routes for domestic and international flights. During 2009, we commenced certain legal actions in order to preserve our market position; however, once the airport received authorization to operate commercial flights we could not continue our legal action against it. Therefore, we will implement commercial strategies to improve our level of service in order to ensure that we remain the best airport option for airlines serving the San José del Cabo and Cabo San Lucas corridor. Also, in order to serve the private aviation market, we started operations at our new state-of-the-art Fixed Base of Operations in Los Cabos Airport. This allowed us to increase our capacity, and we redesigned our fee structure in order to make our service the most attractive in the region.

In addition, the Mexican government announced in the National Infrastructure Plan for 2007-2012 (Programa Nacional de Infraestructura 2007-2012) (published in July 2007) that at least three new airports would be constructed between 2007 and 2012: the Riviera Maya airport, the Ensenada airport and the Mar de Cortés airport. On May 12, 2010, the Mexican government began the bidding process for the Riviera Maya airport. The Mexican government received proposals in April 2011. On April 25, 2011, we submitted a bid, as part of a consortium with Grupo México, S.A.B. de C.V. On May 20, 2011, the SCT released a communication saying that all proposals for this concession were found deficient and voided, including ours. Consequently, the international public bidding process for the construction, administration and operation of the Riviera Maya airport was declared deserted or void. As of the date of this filing, the SCT has not announced whether or not there will be a new bidding process for the Riviera Maya airport project. As of the date of this filing, the government has not provided further information in respect of the Ensenada airport or the Mar de Cortés airport as to the expected type or size of these airports. In addition, no date has been set to initiate the bidding process for construction of these airports. We cannot predict whether these airports, if they are constructed, will compete with our airports.

On September 2, 2014, President Enrique Peña Nieto announced plans for a new airport in Mexico City with double the capacity of the current airport. If this airport is built, we expect our passenger traffic and revenues to increase due primarily to an expected increase in service to and from our Guadalajara and Tijuana airports. Also see “Item 3, Risk Factors – Risk Related to the Regulation of our Business – The Mexican government could grant new concessions that compete with our airports.”

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

ASA currently operates seven small airports in Mexico’s Pacific and Central regions. We believe that these airports collectively account for only a small fraction of the passenger traffic in these regions.

REGULATORY FRAMEWORK

Sources of Regulation

Principal Laws Governing Our Operations

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

•	the General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), enacted August 4, 1934;

•	the Mexican Airport Law (Ley de Aeropuertos), enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (Reglamento de la Ley de Aeropuertos), enacted February 17, 2000;

•	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

•	the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, and revised on an annual basis;

•	the Mexican National Assets Law (Ley de Bienes Nacionales), enacted May 20, 2004;

•	the Securities Market Law (Ley del Mercado de Valores), enacted December 30, 2005; and

•	the concessions that entitle our subsidiaries to operate our twelve airports, which were granted on June 29, 1998, and amended on November 15, 1999.

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities. The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, a concession granted by the SCT (Secretaría de Comunicaciones y Transportes, or “SCT”) is required to construct, operate, maintain and develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) any private company the principal shareholder of which is a state or municipal government; (ii) concessions granted to operators of private airports (that have operated privately for five or more years) wishing to begin operating their facilities as public service airports and complying with certain requirements; and (iii) complementary concessions granted to existing concession holders that comply with certain requirements. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand. On June 29, 1998, the SCT granted twelve concessions to operate, maintain and develop the twelve principal airports in Mexico’s Pacific and Central regions to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, our privatization, through which our strategic shareholder acquired 15% of our capital stock, was conducted through a public bidding process. Each of our concessions was amended on November 15, 1999, in order to, among other things, incorporate each airport’s maximum rates and certain other terms as part of the concession.

On February 17, 2000, the regulations under the Mexican Airport Law were issued. We believe we are currently complying with the material requirements of the Mexican Airport Law and its regulations. Non-compliance with these regulations could result in fines or other sanctions being assessed by the SCT and are among the violations that could result in termination of a concession if they were to occur three or more times.

The Mexican National Assets Law, among other things, establishes regulations relating to concessions granted with respect to property held in the public domain, including the airports that we operate. The Mexican National Assets Law requires concessionaires of real property held in the public domain and used for administrative or non-public purposes to pay a tax, and establishes grounds for revocation of concessions for failure to pay applicable taxes, but does not specify which taxes must be paid, including whether certain taxes to municipalities must be paid by a concessionaire.

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

Reforms to the Mexican Airport Law and Civil Aviation Law

The SCT intended to establish a new regulatory agency, expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. An initiative was introduced in Mexico’s Congress on February 26, 2009, to establish such an agency and reform a substantial part of the current Mexican Airport Law, but it was rejected by the legislature on April 20, 2010. On December 14, 2011, a new bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. Among other items, the bill proposes to give the SCT additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico, and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. On January 26, 2015, Congress published changes to the Mexican Airport Law and Civil Aviation Law, however, these changes are less extensive than those proposed in the 2011 bill. Among other things, the amendment includes provisions that seek to ensure a competitive market for suppliers of complementary services. The principal effect on airport concessionaires such as us is the requirement for concession holder not limit the number of providers of complementary services and fixed base operations in its airports, except for reasons of space availability, operational efficiency and safety. If a concession holder denies entry to any complementary service provider for a reason other than the above, that service provider may file a complaint with the SCT.

Federal Economic Competition Commission

As a result of certain 2013 amendments to Mexico’s Constitution, on July 6, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) went into effect, which, among other things, extinguished the former Federal Competition Commission and created the Federal Economic Competition Commission (Comisión Federal de Competencia Económica, or “COFECE”) as an autonomous agency to be the competition authority for all industries except telecommunications and broadcasting. The new law grants broader powers to COFECE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities and the amount of fines that may be incurred for violations of the law, and limits the availability of legal defenses against the application of the law. If COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. As of the date of filing, COFECE has not made any determination that the services we render are considered an essential facility, but we can provide no assurances that they will not do so in the future. If such a determination is made, it may have a material effect on our results of operations.

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

Airport Concessions

Scope of Concessions

We hold concessions granted to us by the Mexican government to use, operate, maintain and develop twelve airports in the Pacific and Central regions of Mexico in accordance with the Mexican Airport Law. As authorized under the Mexican Airport Law, each of the concessions is held by our subsidiaries for an initial 50-year term, each of which terms began on November 1, 1998. This initial term of each of our concessions may be renewed for one or more terms for up to an additional 50 years, subject to the concession holder’s acceptance of any new conditions imposed by the SCT and to its compliance with the terms of its concession. Each of the concessions held by our subsidiary concession holders allows the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the regulations thereunder; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage). These assets are government-owned assets, subject to the Mexican National Assets Law. Upon expiration of a concession, these assets, together with any improvements thereto, automatically revert to the Mexican government.

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

General Obligations of Concession Holders

The concessions impose certain obligations on the concession holders, including, among others: (i) the obligation to pay the concession tax described above; (ii) the obligation to deliver concession services in a continuous, public and non-discriminatory manner; (iii) the obligation to maintain the airports in good working condition; and (iv) the obligation to make investments with respect to the infrastructure and equipment in accordance with the Master Development Programs and the concessions.

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

Substantially all of the contracts entered into by ASA prior to August 25, 1999 were later assigned to the relevant concession holders for each airport. As part of this assignment, each concession holder agreed to indemnify ASA for any loss suffered by ASA due to the concession holder’s breach of its obligations under an assigned agreement.

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

A concession holder is also required to take all necessary measures to create a competitive market for complementary services. A concession holder may not limit the number of providers of complementary services in its airport, except in instances where space, efficiency and/or safety considerations warrant such limitation. If a concession holder denies entry to any complementary services provider for reasons other than the above, such service provider may file a complaint with the SCT, which shall determine within 60 days of the filing of the complaint whether entry of the service provider into the airport shall be authorized.

Master Development Programs

Each concession holder is required to submit to the SCT a Master Development Program describing, among other things, the concession holder’s construction and maintenance plans.

Each Master Development Program is required to be updated every five years and resubmitted for approval to the SCT. Upon such approval, the Master Development Program is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made with the approval of the SCT, typically provided pursuant to a concession holder’s Master Development Program.

Information required to be presented in the Master Development Program includes:

•	airport growth and development expectations;

•	fifteen-year projections for air traffic demand (including passenger, cargo and operations);

•	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment;

•	a binding five-year detailed investment program and planned major investments for the following ten years;

•	descriptive airport plans specifying the distinct uses for the corresponding airport areas;

•	any financing sources; and

•	environmental protection measures.

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

Changes to a Master Development Program, including the related investment program, require the approval of the SCT, except for emergency repairs and minor works that do not adversely affect an airport’s operations.

Once capital expenditures related to the Master Development Programs are established, they are adjusted annually according to increases in the Mexican Producer Price Index’s construction price index, and the concessionaire is obligated to meet the adjusted amounts.

On December 19, 2014, the SCT approved the Master Development Programs for each of our subsidiary concession holders for the 2015-2019 period. We allocated 82.3% of our investments for the 2015-2019 period to our Guadalajara, Tijuana, Los Cabos, Hermosillo, Puerto Vallarta and Guanajuato airports.

Our Master Development Programs are approved by the SCT for periods of five years, as stated in our concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SCT may apply sanctions if we do not so comply. Recently, the SCT has reviewed our compliance on an annual basis. The SCT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. The SCT has certified our compliance with our Master Development Program through 2013. As of the date of this filing, the SCT has not completed our certification process for 2014, which we expect to obtain in the second quarter of 2015.

Aeronautical Services Regulation

The Mexican Airport Law directs the SCT to establish price regulations for services for which there is no competitive market, as determined by the Mexican Antitrust Commission. In 1999, the Mexican Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the SCT to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports. On November 15, 1999, a new regulation, the Rate Regulation (Regulación Tarifaria), was incorporated within the terms of each of our concessions. This regulation provides a framework for the setting by the SCT of five-year maximum rates. See “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.”

Regulated Revenues

The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of airport facilities by airlines and passengers and principally consist of a fee for each departing passenger, aircraft landing fees based on an aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from an aircraft to the terminal building, a security charge for each departing passenger and the leasing of space to, and collection of access fees from, third parties that provide complementary services at our airports.

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the SCT. Under this price regulation system, the SCT establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SCT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SCT has reviewed our maximum rates and certified that we have not collected revenues in excess of the permitted level through 2013. The review for 2014 will take place during the second quarter of 2015. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2012, 2013 and 2014, approximately 68.1%, 69.2% and 70.8%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (76.9%, 75.5% and 74.6%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under our maximum rates).

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

Maximum Rates for 2010 through 2014

In December 2009, the SCT set new airport maximum rates for the five-year period from January 1, 2010 through December 31, 2014. The following table sets forth the maximum rates for each of our airports under the Master Development Programs that went into effect as of January 1, 2010:

Previous Maximum Rates(1)

	Year ended December 31,
	2010	2011	2012	2013	2014
Guadalajara	112.00	111.22	110.44	109.66	108.90
Tijuana	99.18	98.49	97.80	97.11	96.43
Los Cabos	143.14	142.14	141.14	140.16	139.17
Puerto Vallarta	137.91	136.94	135.98	135.03	134.09
Hermosillo	97.63	96.95	96.27	95.60	94.93
Guanajuato	130.69	129.77	128.87	127.96	127.07
La Paz	122.34	121.48	120.63	119.79	118.95
Mexicali	99.65	98.95	98.26	97.57	96.89
Aguascalientes	113.38	112.59	111.80	111.02	110.24
Morelia	136.01	135.06	134.11	133.17	132.24
Los Mochis	116.85	116.03	115.22	114.41	113.61
Manzanillo	128.37	127.47	126.58	125.69	124.81

(1)	Expressed in constant pesos as of December 31, 2007, and applying the efficiency factor described below under “Methodology for Determining Future Maximum Rates.”

Maximum Rates for 2015 through 2019

On December 23, 2014, the SCT set new airport maximum rates for the five-year period from January 1, 2015 through December 31, 2019. These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.” The following table sets forth the maximum rates for each of our airports under the Master Development Programs that went into effect as of January 1, 2015:

Current Maximum Rates(1)

	Year ended December 31,
	2015	2016	2017	2018	2019
Guadalajara	137.61	136.65	135.69	134.74	133.80
Tijuana	129.16	128.26	127.36	126.47	125.58
Los Cabos	184.07	182.78	181.50	180.23	178.97
Puerto Vallarta	177.91	176.66	175.42	174.19	172.97
Hermosillo	129.55	128.64	127.74	126.85	125.96
Guanajuato	160.57	159.45	158.33	157.22	156.12
La Paz	150.31	149.26	148.22	147.18	146.15
Mexicali	126.40	125.52	124.64	123.77	122.90
Aguascalientes	139.31	138.33	137.36	136.40	135.45
Morelia	167.10	165.93	164.77	163.62	162.47
Los Mochis	146.44	145.41	144.39	143.38	142.38
Manzanillo	160.88	159.75	158.63	157.52	156.42

(1)	Expressed in constant pesos as of December 31, 2012, and applying the efficiency factor described below under “Methodology for Determining Future Maximum Rates.”

Methodology for Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

•	Projections for the following fifteen years of workload units, operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation. The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s Master Development Program for the following fifteen years;

•	Projections for the following fifteen years of capital expenditures related to regulated services, based on air traffic forecasts and quality standards for services to be derived from the Master Development Programs;

•	Reference values, which initially were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value;

•

A discount rate to be determined by the SCT. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the 24 months prior to the date of the negotiations plus a risk premium to be determined by the SCT based on the inherent risk of the airport business in Mexico; and

•	An efficiency factor to be determined by the SCT. The maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70% for both the five-year period from January 1, 2010, through December 31, 2014, and for the five-year period from January 1, 2015, through December 31, 2019.

Our concessions specify a discounted cash flow formula to be used by the SCT to determine the maximum rates that, given the projected earnings before interest, taxes, depreciation and amortization, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. The maximum rates ultimately established by the SCT historically have resulted from a negotiation between the SCT and us regarding these variables. Once the maximum rates are established, they must be adjusted each year by the efficiency factor and by the Mexican Producer Price Index, excluding petroleum. Also, once the maximum rates are established based in part on the capital expenditures included in our Master Development Programs, the capital expenditures must be adjusted according to the Mexican Producer Price Index’s construction price index.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2015, the daily minimum wage in Mexico City was Ps.70.10. As a result, the maximum penalty at such date could have been Ps.3.5 million (U.S.$237,627) per airport.

As established by the SCT, the calculation of workload units does not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of cargo.

Special Adjustments to Maximum Rates

Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:

•	Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved.

•	Macroeconomic conditions. A concession holder may request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican gross domestic product in a twelve-

month period, the workload units processed in the concession holder’s airport are less than those projected when its Master Development Program was approved. To grant an adjustment under these circumstances, the SCT must have already allowed the concession holder to decrease its projected capital improvements under its Master Development Program as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved.

•	Increase in concession tax under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

•	Failure to make required investments or improvements. The SCT annually reviews each concession holder’s compliance with its Master Development Program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its Master Development Program, the SCT is entitled to decrease the concession holder’s maximum rates and assess penalties.

•	Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the SCT is also entitled to assess penalties against the concession holder.

Ownership Commitments and Restrictions

The concessions require us to retain a 51% direct ownership interest in each of our twelve concession holders throughout the term of these concessions. Any acquisition by us or by one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Mexican Antitrust Commission. In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

The SCT requires notification upon any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the SCT at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.

Penalties and Termination and Revocation of Concessions and Concession Assets

Termination of Concessions

Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

•	the expiration of its term;

•	its surrender by the concession holder;

•	the revocation of the concession by the SCT;

•	the reversion (rescate) of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure);

•	the inability to achieve the purpose of the concession, except in the event of force majeure;

•	the dissolution, liquidation or bankruptcy of the concession holder; or

•	the failure by the concession holder to satisfy the shareholding obligations set forth in the concession.

Following a concession’s termination, the concession holder remains liable for the performance of its obligations during the term of the concession.

Revocation of Concessions

A concession may be revoked by the SCT under certain conditions, including:

•	the failure by a concession holder to operate, maintain and develop an airport pursuant to the terms established in the concession;

•	the failure by a concession holder to maintain insurance as required under the Mexican Airport Law;

•	the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law;

•	any alteration of the nature or condition of an airport’s facilities without the authorization of the SCT;

•	use, with a concession holder’s consent or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican Air Traffic Control Authority, or that is involved in the commission of a felony;

•	knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws;

•	the failure by the concession holder to pay the Mexican government the airport concession tax;

•	failure to own at least 51% of the capital stock of subsidiary concession holders;

•	violation of the safety regulations established in the Mexican Airport Law and other applicable laws;

•	total or partial interruption of the operation of an airport or its airport or complementary services without just cause;

•	the failure to maintain an airport’s facilities;

•	the provision of unauthorized services;

•	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider;

•	charging prices higher than those registered with the SCT for regulated services or exceeding the applicable maximum rate;

•	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within an airport; or

•	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

The SCT is entitled to revoke a concession without prior notice as a result of the first six events described above. Regarding the other violations listed above, violations may result in revocation of a concession only if sanctions have been imposed at least three times with respect to the same violation.

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

In the event of war, public disturbances or threats to national security, the Mexican government may assume the operation (requisa) of any airport and any airport assets, as well as any airport and complementary services. Such government action may exist only during the duration of the emergency. Except in the case of war, the Mexican federal government is required to compensate all affected parties for any damages or losses suffered as a result of such government action. If the Mexican government and a concession holder cannot agree as to the appropriate amount of damages or losses, the amount of damages must be determined by experts jointly appointed by both parties and the amount of losses must be determined based on the average net income of the concession holder during the previous year.

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico City may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2015, was Ps.14.0 million (U.S.$950.5 thousand) for an individual failure to comply.

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

Environmental Regulation

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y Protección Ambiental, or the “General Environmental Law”) and its regulations, which are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and enforced by the Ministry’s enforcement branch, the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos, or the “Law on Waste”), which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission (Comisión Nacional del Agua), also a branch of the Ministry of the Environment and Natural Resources.

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

The General Environmental Law and Law on Waste establish the main policies for soil remediation. Remediation standards and procedures are gradually beginning to be implemented through Mexican Official Norms.

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

Prior to the opening of Mexico’s airports to private investment, the Federal Office for the Protection of the Environment required that environmental audits had to be performed at each of our airports. Based on the results of these audits, the Federal Office for the Protection of the Environment issued recommendations for improvements and corrective actions to be taken at each of our airports. In connection with the transfer of the management of our airports from our predecessor, we entered into environmental compliance agreements with the Federal Office for the Protection of the Environment on January 1, 1999, and July 12, 2000, pursuant to which we agreed to comply with a specific action plan and adopt specific actions within a determined time frame.

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

In June 2013, a decree was published in the Official Gazette of the Federation (Diario Oficial de la Federación) issuing the Federal Environmental Responsibility Law (Ley Federal de Responsabilidad Ambiental). As part of the Federal Environmental Responsibility Law, various provisions were amended, added and revoked of the General Law of Ecological Equilibrium and Protection of the Environment, the General Law of Wildlife, the General Law for the Comprehensive Prevention and Waste Management, the General Law for Sustainable Forest Development, the National Water Act, and the Federal Criminal Code, among others, to the effect that any person or company whose acts or omissions directly or indirectly causes harm to the natural environment, is obligated to repair the environmental damage, or when reparation is not possible, to compensate for the harm, and undertake any necessary actions to avoid increasing the harm. A second general aspect of this reform is the creation of expanded standing so that individuals, including Mexican environmental non-profits, may initiate lawsuits for the protection of property that they do not directly own

During 2014, we completed a review of our environmental management system at each of our airports. Six of our airports are certified under the ISO 14001:2004 environmental management systems standard, and all of our airports are certified under the ISO 9001 System Quality Management standard.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998, and for any failure by ASA prior to November 1, 1998, to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 25 to our audited consolidated financial statements.

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

ORGANIZATIONAL STRUCTURE

We have sixteen subsidiaries in Mexico: one operating subsidiary for each of our twelve airports, along with two subsidiaries (SIAP and CORSA) that provide administrative and operational services and one subsidiary (PCP) that provides parking services across our twelve airports. Additionally, in 2013, we established a non-profit foundation, Fundación GAP, whose function will be the solicitation and management of charitable donations in order to support activities to increase social welfare in the communities near our airports and to support other organizations with similar charitable purposes. In 2010, another subsidiary, GA del Pacífico Partipações do Brasil LTDA, was established in Brazil; however, this subsidiary has thus far remained inactive and has no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2014:

Name of Company	Jurisdiction of Organization	Percentage Owned(1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holds concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holds concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holds concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holds concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holds concession for Hermosillo International Airport

Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holds concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holds concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holds concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holds concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holds concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holds concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holds concession for Manzanillo International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Provider of car parking administration services to our other subsidiaries
GA del Pacífico Partipações do Brasil LTDA	Brazil	100%	Holding company for other acquisitions (incorporated in 2010; not operational through the date of this filing)
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit company incorporated in 2013 to manage charitable donations and social welfare activities

(1)	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. directly holds 99.99% of the shares in each of our subsidiaries. The remaining shares of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. are held by Aeropuerto de Guadalajara, S.A. de C.V., while the remaining shares of our other subsidiaries are held by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. As a result, Grupo Aeroportuario del Pacífico, S.A.B. de C.V. directly or indirectly holds 100% of the shares of each of our subsidiaries.

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. We also maintain general liability insurance, but do not maintain business interruption insurance. Among other insurance policies, we carry a Ps.500 million insurance policy covering damages to our property and a U.S.$150 million policy covering personal and property damages to third parties, in each case applicable only to damages resulting from certain terrorist acts. We also carry a general Ps.2.25 billion insurance policy covering damage to our assets and infrastructure and a U.S.$500 million insurance policy covering personal and property damages to third parties.

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

OVERVIEW

We operate twelve airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2012, 2013 and 2014, approximately 68.1%, 69.2% and 70.8%, respectively, of our total revenues were derived from aeronautical services (in 2012, 2013 and 2014, aeronautical services represented 76.9%, 75.5% and 74.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the SCT. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges, advertising, convenience stores and car parking lots, among others. Also, see “Item 4, Business Overview – Our Sources of Revenues – Non-aeronautical Services – Recent Expansion and Development of Commercial Areas.”

Traffic at our airports has been adversely affected by increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. For more information, see “Item 3, Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – The Mexican government could grant new concessions that compete with our airports.”

Recent Developments

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

From December 31, 2011, to December 31, 2012, the peso appreciated from Ps.13.95 to Ps.12.96 per U.S. dollar. In 2013, the peso depreciated, reaching Ps.13.10 per U.S. dollar on December 31, 2013. In 2014, the peso depreciated, reaching Ps.14.75 per U.S. dollar on December 31, 2014. On April 10, 2015, the exchange rate was Ps.15.1670 per U.S. dollar.

Tax Reforms

Beginning in 2014, significant changes to tax laws applicable in Mexico came into force, with substantial effects for Mexican taxpayers (as published in the Official Gazette on December 11, 2013, the “2014 Fiscal Reform”). With respect to the Income Tax Law, some of the more favorable tax provisions were limited: the maximum income tax rate for individuals was increased from 30% to 35%; a new 10% withholding tax for dividends and capital gains paid to non-Mexican and to individual holders was imposed, which includes any gain on the sale of shares or ADSs by any holder, even if the transaction is carried out through the Mexican Stock Exchange or other approved securities markets; and companies’ deductible expenses regarding exempt payments to their employees were limited to 47%. It is unclear how withholding tax on capital gains will apply to shares or ADSs held by non-Mexicans. A Value-Added Tax (VAT) rate of 16% was applied uniformly to all of Mexico, a change from the 11% rate that was previously applicable in some areas of Mexico. In addition, other taxes were imposed on so-called “junk” food at a rate of 8%, while the reform also repealed the IETU and the Tax on Cash Deposits Law.

The principal change to affect our business was the effect on our deferred income taxes caused by the reform to the Income Tax Law, by which the income tax rate was prospectively increased from 28% to 30% and the IETU was eliminated. As a result of the net impact of these effects, we recognized a benefit of Ps.199.0 million in deferred income tax for the fiscal year ended December 31, 2013. We recognized no change due to these reforms in fiscal year 2014.

Renewal of the Technical Assistance Agreement

The technical assistance agreement with AMP was automatically renewed on August 25, 2014, for five additional years. Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the Master Development Programs that we are required to submit to the SCT and the improvement of our airport operations. The agreement also provides us with an exclusive license in Mexico to all technical assistance and expertise transferred to us by AMP or its shareholders during the term of the agreement.

New Maximum Tariffs and MDP

On December 29, 2014, new maximum tariffs and Master Development Programs were published for the five-year period between 2015-2019 for our airports. The combined maximum tariffs are expressed in workload units for each airport, and were determined by the SCT based on traffic projections, operating costs and capital investments included in the Master Development Programs, as well as in accordance with pre-determined parameters for the calculation of the maximum tariff set forth in the concession for each airport.

We allocated 82.3% of our investments for the 2015-2019 period to our Guadalajara, Tijuana, Los Cabos, Hermosillo, Puerto Vallarta and Guanajuato airports. The investments of the new Master Development Program for the 2015-2019 period represent the fourth investment period within the terms of the concession, assume an increase of over 60% for the period 2010-2014 and reflect the highest investment amounts committed to date.

Restructuring of Debt

On February 20, 2015, we made our debut issuance of long-term bond certificates on the Mexican market (Certificados Bursátiles) for a total of Ps.2.6 billion. The proceeds from the issuance of the 26 million long-term bond certificates were allocated to repay in full our outstanding bank debt in the amount of Ps.1.7 billion and the remainder was allocated to finance capital investments set forth in the Master Development Program for 2015. The long-term bond certificates were issued in two tranches with the following terms: (i) 11 million five-year bond certificates issued under the ticker symbol “GAP 15” at a nominal value of Ps.100 each, for a total value of Ps.1.1 billion, on which interest will be payable every 28 days at a variable rate of 28-day TIIE plus 24 basis points, and the principal payable at maturity on February 14, 2020; and (ii) 15 million ten-year bond certificates issued under the ticker symbol “GAP 15-2” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest will be payable every 182 days at a fixed rate of 7.08%, and the principal payable at maturity on February 7, 2025.

This issuance was made under a Ps.9.0 billion program approved by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for the next five years. As part of our new financing strategy, we intend to finance all of our capital expenditures commitments and new investments through the debt market, subject to market conditions.

Changes of Some Executive Officers

On January 19, 2015, we announced the resignation of Mr. Raúl Revuelta Musalem, our Chief Financial Officer, effective February 14, 2015, to pursue another professional project. Therefore, on February 25, 2015, our board of directors appointed Mr. Saúl Villarreal García as the Chief Financial Officer.

Additionally, on March 19, 2015, Mr. Miguel Aliaga Gargollo, our Investor Relations Officer, resigned from the Company effective April 13, 2015, to pursue another professional project.

Tijuana Cross-Border Facility

In October 2014, we completed construction on the Mexican infrastructure for a cross-border facility at Tijuana International Airport that will allow passengers to cross directly to the United States using a pathway between the airport and the international border. U.S. infrastructure is on schedule to be finished in September 2015, and the facility is scheduled to become operational in November 2015.

The use of this facility will be limited to passengers traveling through the airport. The new bridge will allow for a significant reduction in border-crossing times for travelers going to the United States and vice-versa. We estimate that approximately 50% of all passengers travelling through Tijuana International Airport will use the international bridge.

The Tijuana municipal authorities have threatened to impose licensing fees on construction licenses associated with the construction of the facility; at this time, however, we consider the amounts in question to be immaterial. See “Item 3, Risk Factors – Risks Related to Our Operations – Our business could be adversely affected by other claims by certain municipalities.”

Passenger and Cargo Volumes

The majority of the passenger traffic volume in our airports is made up of domestic passengers. In 2012, 2013 and 2014, approximately 65.6%, 66.3% and 65.5% of the terminal passengers using our airports were domestic. The total number of domestic terminal passengers for 2014 increased 5.3% as compared to 2013, and the total number of domestic terminal passengers in 2013 increased 10.0% as compared to 2012. In addition, of the international passengers traveling through our airports, approximately 30.9% traveled on flights originating in or departing to the United States during 2014, as compared to 30.3% in both 2013 and 2012. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to certain of our revenues and passenger and cargo volumes for the years indicated:

	Year ended December 31,
	2012		2013		2014
Change in Mexican gross domestic product(1)		3.9%		1.1%		2.1%
Change in Mexican Consumer Price Index(2)		3.6%		4.0%		4.1%
Domestic terminal passengers (thousands)		13,974.7		15,370.3		16,180.8
International terminal passengers (thousands)		7,312.5		7,803.1		8,537.9
Total terminal passengers (thousands)		21,287.3		23,173.4		24,718.7
Cargo units (thousands)(3)		1,618.0		1,669.2		1,833.0
Total workload units (thousands)(3)		22,905.2		24,842.6		26,551.6
Change in total terminal passengers(4)		3.2%		8.9%		6.7%
Change in workload units(4)		5.2%		8.5%		9.8%
Aeronautical revenues (millions of pesos)	Ps.	3,366.0	Ps.	3,616.6	Ps.	3,925.7
Change in aeronautical revenues(4)		9.4%		7.4%		8.5%
Aeronautical revenues per workload unit	Ps.	147.0	Ps.	145.6	Ps.	147.9
Change in aeronautical revenues per workload unit(4)		4.0%		(0.9%)		1.6%
Non-aeronautical revenues (millions of pesos)	Ps.	1,008.5	Ps.	1,170.5	Ps.	1,338.5
Change in non-aeronautical revenues(4)		22.3%		16.1%		14.4%
Non-aeronautical revenues per terminal passenger	Ps.	47.4	Ps.	50.5	Ps.	54.2
Change in non-aeronautical revenues per terminal passenger(4)		16.1%		6.6%		7.2%

(1)	In real terms, as reported by the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía, or “INEGI”).
(2)	As reported by INEGI.
(3)	One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.
(4)	In each case, as compared to the previous period.

In 2014, we had 24.7 million terminal passengers (16.2 million domestic and 8.5 million international), of which133.2 thousand were on general aviation flights, and an additional 18,485 thousand were transit passengers. Approximately 32.7% of our transit passengers were handled at Tijuana International Airport.

Classification of Revenues

We classify our revenues into three categories: (i) revenues from aeronautical services; (ii) revenues from non-aeronautical services; and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2012, 2013 and 2014, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 68.1%, 69.2% and 70.8%, respectively, of total revenues. In 2012, 2013 and 2014, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 20.4%, 22.4% and 24.1%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 76.9% and 23.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2012, 75.5% and 24.5%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2013 and 74.6% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2014. In 2012, 2013 and 2014, revenues from improvements to concession assets accounted for 11.5%, 8.4% and 5.1%, respectively, of our total revenues.

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

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), rental and royalty payments from third parties operating stores, providing commercial services at our airports (such as car rental agencies, food and beverage providers and retail and duty-free store operators), as well as advertising and fees collected from other miscellaneous sources, such as vending machines and timeshare developers. Additionally, we derive revenues from recovery of costs that are included in our non-aeronautical services.

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

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from aeronautical services. As of December 31, 2009, the SCT had determined the maximum rates for our airports for each year through December 31, 2014. As of December 31, 2014, the SCT has determined the maximum rates for our airports for each year through December 31, 2019. Our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels, multiplied by the value of the maximum tariffs approved by the Ministry of Communication and Transportation. In addition, aeronautical revenues differ among our airports to the extent passenger traffic levels differ among these airports. See “Item 4, Regulatory Framework – Aeronautical Services Regulation” for a description of our maximum rates and the rate-setting procedures for future periods.

Our concessions provide that our maximum rates must be adjusted on an annual basis as determined by the efficiency factor and by changes in inflation. See “Item 4, Regulatory Framework – Aeronautical Revenues Regulation – Methodology for Determining Future Maximum Rates.”

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

Aeronautical revenue per workload unit is an indicator that is calculated by dividing total aeronautical revenues by the workload units for a given period. This indicator is affected annually, except for years in which the new maximum tariffs are set, by:

•	Adjustment in the maximum rates for the efficiency factor and the Mexican Producer Price Index (Índice Nacional de Precios al Productor), excluding petroleum;

•	Increases and decreases in the relative number of workload units at each airport; and

•	Changes in total workload units per airport.

From January 1, 2010, through December 31, 2014, the efficiency factor was 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican Producer Price Index), decreased 0.7% in 2012, decreased 0.8% in 2013, and decreased 0.5% in 2014, mainly as a result of variation in the percentage that each airport’s workload units represent of our total workload units. At the same time, the Mexican Producer Price Index, excluding petroleum, increased by 0.9%, 0.1% and 4.2% in 2012, 2013 and 2014, respectively. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican Producer Price Index, excluding petroleum, increased 0.2% in 2012, decreased 0.6% during 2013 and increased 3.7% in 2014. The total workload units at our airports were 22.9 million, 24.8 million and 26.5 million in 2012, 2013 and 2014, respectively, representing an increase of 5.2% in 2012, an increase of 8.5% in 2013 and an increase of 6.9% in 2014. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2012, 2013 and 2014, average aeronautical revenues per workload unit were Ps.147.0, Ps.145.6 and Ps.147.9, respectively, which represented an increase of 4.0%, a decrease of 0.9% and an increase of 1.6% in 2012, 2013 and 2014, respectively. The increase in 2012 resulted mainly from increases in tariffs due to adjustments for inflation and the distribution in increase in workload units among our airports. Meanwhile, the decrease in 2013 resulted mainly from the effect of a flat inflation on the tariffs along with the 0.70% efficiency factor that is applied each year to all tariffs at each of our airports. The increase in 2014 resulted mainly from increases in traffic and tariffs due to adjustments for inflation. Beginning on January 1, 2015, the efficiency factor was 0.70% and will remain at this level until December 31, 2019.

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

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2012			2013			2014
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	2,822.8	83.9%	Ps.	3,074.0	85.0%	Ps.	3,371.9	85.9%
Aircraft landing charges		170.7	5.1		177.0	4.9		179.9	4.6
Aircraft parking charges		154.1	4.6		160.3	4.4		165.1	4.2
Airport security charges		44.6	1.3		49.7	1.4		52.5	1.3
Passenger walkway charges		22.6	0.7		0.0	0.0		0.0	0.0
Leasing of space to airlines		97.2	2.9		96.6	2.7		94.7	2.4
Revenues from complementary service providers(1)		54.0	1.6		59.1	1.6		61.7	1.6

Total Aeronautical Revenues	Ps.	3,366.0	100.0%	Ps.	3,616.6	100.0%	Ps.	3,925.7	100%

Other Information:
Total workload units(2)		22.9			24.8			26.6
Total aeronautical revenues per workload unit	Ps.	147.0		Ps.	145.6		Ps.	147.9
Change in aeronautical revenues(3)			9.4%			7.4%			8.5%
Change in total aeronautical revenues per workload unit(3)			4.0%			(0.9%)			1.6%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	In each case, as compared to the previous year.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. We earn passenger charges from each departing passenger at our airports, other than transit and transfer passengers (if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport), diplomats and infants. In 2012, 2013 and 2014, passenger charges represented 83.9%, 85.0% and 85.9%, respectively, of our aeronautical services revenues and 57.1%, 58.8% and 60.8%, respectively, of our total revenues (in 2012, 2013 and 2014, passenger charges represented 64.5%, 64.2% and 64.1%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

The following table sets forth the number of passengers paying passenger charges for the years indicated:

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2012		2013		2014
	Amount	% change	Amount	% change	Amount	% change
	(in thousands, except percentages)
Guadalajara	3,488.5	3.1%	3,828.8	9.8%	4,045.9	5.7%
Tijuana	1,777.3	6.8	1,989.7	11.9	2,043.1	2.7
Los Cabos	1,486.0	7.2	1,674.3	12.7	1,606.5	(4.0)
Puerto Vallarta	1,268.7	2.6	1,304.2	2.8	1,525.3	17.0
Hermosillo	533.3	12.0	563.7	5.7	572.7	1.6
Guanajuato	453.9	11.2	480.0	5.7	592.4	23.4
La Paz	269.0	1.2	292.1	8.6	322.0	10.2
Mexicali	242.8	6.7	231.9	(4.5)	238.1	2.7
Aguascalientes	193.7	22.3	221.5	14.4	260.3	17.5
Morelia	194.1	9.4	205.6	5.9	228.4	11.1
Los Mochis	86.6	(12.5)	95.1	9.8	111.0	16.6
Manzanillo	79.1	5.9	91.5	15.8	101.6	11.0

Total	10,073.0	5.4%	10,978.5	9.0%	11,647.3	6.1%

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 20.4%, 22.4% and 24.1% of total revenues in 2012, 2013 and 2014, respectively (in 2012, 2013 and 2014, non-aeronautical revenues represented 23.1%, 24.5% and 25.5%, respectively, of the sum of aeronautical and non-aeronautical revenues). Non-aeronautical revenues per terminal passenger were Ps.47.4, Ps.50.5 and Ps.54.4 in 2012, 2013 and 2014, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

Our revenues from non-aeronautical services are principally derived from commercial activities. We divide non-aeronautical commercial activities into revenues from businesses operated by third parties and revenues from businesses operated directly. Businesses operated by third parties include leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities) and rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as timeshare developers, retail stores, food and beverage providers, car rental agencies and duty-free store operators, as well as fees collected from other miscellaneous sources, such as vending machines. Businesses operated directly by us include car parking, advertising, VIP lounges and convenience stores. Additionally, we derive revenues from recovery of costs which are included in our non-aeronautical revenues.

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Revenues

	Year ended December 31,
	2012			2013			2014
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Businesses operated by third parties:
Leasing of space(1)	Ps.	126.5	12.5%	Ps.	105.8	9.0%	Ps.	120.2	9.0%
Car rentals		92.3	9.2%		101.1	8.6%		105.6	7.9%
Food and beverage operations		86.0	8.5%		103.1	8.8%		112.4	8.4%
Retail operations		80.3	8.0%		93.5	8.0%		103.2	7.7%
Duty-free operations		86.4	8.6%		115.6	9.9%		115.2	8.6%
Timeshare operators		98.3	9.8%		107.8	9.2%		109.5	8.2%
Ground transportation		—	0.0%		53.6	4.6%		62.9	4.7%
Communications and financial services		20.7	2.1%		29.5	2.5%		29.2	2.2%
Other		63.9	6.3%		17.5	1.5%		17.7	1.3%

Total businesses operated by third parties:		654.3	64.9%		727.5	62.1%		776.0	58.0%

Businesses operated directly by us:
Car parking charges		193.7	19.2%		221.0	18.9%		230.0	17.2%
Advertising		76.2	7.6%		87.3	7.5%		100.1	7.5%
VIP lounges		10.5	2.0%		24.2	2.1%		38.2	2.9%
Convenience stores		1.5	2.9%		16.1	1.4%		39.7	3.0%

Total businesses operated directly by us:		281.9	28.0%		348.7	29.8%		408.0	30.5%
Recovery of costs(2)		72.2	7.2%		94.4	8.1%		154.2	63.5%

Total Non-aeronautical Revenues	Ps.	1,008.5	100.0%	Ps.	1,170.5	100.0%	Ps.	1,338.2	100.0%

Other Information:
Total terminal passengers (millions)		21.3			23.2			24.7
Non-aeronautical revenues per terminal passenger	Ps.	47.4		Ps.	50.5		Ps.	54.4
Change in non-aeronautical revenues per terminal passenger (year-on-year)			16.1%			6.6%			7.2%
Car parking charges per terminal passenger	Ps.	9.1		Ps.	9.5		Ps.	9.3
Change in car parking charges per terminal passenger (year-on-year)			8.3%			4.4%			(2.4)%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

In 2014, revenues from non-aeronautical services in our airports accounted for 24.1% of the total revenues generated by our airports (in 2014, non-aeronautical revenues represented 25.4% of the sum of aeronautical and non-aeronautical revenues). In contrast, we believe that revenues from commercial activities may account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2012 to 2014), except in the years in which the maximum tariffs are reset. In recent years, non-aeronautical revenues per terminal passenger have increased 7.2% (from Ps.50.7 in 2013 to Ps.54.4 in 2014, during which time the number of terminal passengers increased 6.7%), while our cost of services per workload unit has decreased 3.7% (from Ps.45.4 in 2013 to Ps.43.7 in 2014), resulting in non-aeronautical services contributing more to our results of operations.

Non-aeronautical revenues per terminal passenger show the average revenue generated by the commercial areas of our airports, and it is calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. Therefore if non-aeronautical revenues decline proportionately less than the decline in the number of terminal passengers during a period, non-aeronautical revenues per terminal passenger will increase despite the decrease in non-aeronautical revenues. Non-aeronautical revenues per terminal passenger are principally affected by:

•	Recovery of rights to certain businesses that we previously did not operate;

•	Opening of new commercial space at our airports;

•	The level of passenger traffic; and

•	The exchange rate between the Mexican peso and the US dollar. This exchange rate affects our contracts that are denominated in U.S. dollars, which mainly consist of lease contracts for timeshare developers, car rentals, duty-free services and certain lease contracts for food and beverages and retail operations.

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

We estimate that approximately 95% of our current commercial agreements with third-party tenants (representing approximately 55% of our total non-aeronautical revenues) are arranged as royalty-based contracts based on the nature of our tenants’ operations. Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit. During 2012, 2013 and 2014, non-aeronautical revenues were Ps.1,008.5 million, Ps.1,170.5 million and Ps.1,338.5 million, respectively, representing an increase of 16.1% in 2013 and 14.4% in 2014. In 2014, non-aeronautical revenues increased more than terminal passengers, which increased 6.7%. In 2014, non-aeronautical revenues per terminal passenger increased from Ps.47.4 per passenger in 2012 and Ps.50.5 per passenger in 2013 to Ps.54.2 per passenger in 2014, representing an increase of 6.6% from 2012 to 2013 and an increase of 7.2% from 2013 to 2014. The increase from 2012 to 2013 was mainly due to the fact that total terminal passenger volume increased to 23.2 million in 2013 from 21.3 million in 2012. The increase from 2013 to 2014 was mainly due to the fact that total terminal passenger volume increased to 24.7 million in 2014 from 23.2 million in 2013.

Recognition of Revenues from Improvements to Concession Assets

International Financial Reporting Interpretation Committee 12 (IFRIC 12) Service Concession Arrangements requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets in relation with the concession’s obligation to perform improvements as established in the Master Development Programs. Revenues represent the value of the exchange between ourselves and the government with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs, and in exchange, the government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs are included in the maximum tariffs. Therefore we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs. Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. In 2012, we recognized Ps.570.2 million in revenues from improvements to concession assets. This represented a decrease of 45.0% as compared to 2011 due to lower investment commitments under our Master Development Programs for 2012. In 2013, we recognized Ps.440.7 million in revenues from improvements to concession assets. This represented a decrease of 22.7% as compared to 2012 due to lower investment commitments under our Master Development Programs for 2013. In 2014, we recognized Ps.281.9 million in revenues from improvements to concession assets. This represented a decrease of 36.0% as compared to 2013, due to lower investment commitments under our Master Development Programs for 2014.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2012		2013		2014
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	402.6	Ps.	390.6	Ps.	393.5	0.8%
Maintenance		200.0		200.2		223.7	11.7%
Safety, security and insurance		159.4		173.7		192.9	11.0%
Utilities		139.5		141.9		147.8	4.2%
Other		158.5		222.6		203.6	(8.5)%
Total cost of services		1,060.0		1,129.0		1,161.6	2.9%
Technical assistance fees		155.1		171.5		194.2	13.3%
Concession taxes		217.3		237.7		261.6	10.0%
Depreciation and amortization:
Depreciation(1)		151.2		164.6		216.5	31.5%
Amortization(2)		676.0		718.6		708.7	(1.4)%
Total depreciation and amortization		827.2		883.2		925.2	4.8%
Other expense (income)		1.3		(7.4)		(43.4)	482.7%

		2,260.9		2,414.0		2,499.2	3.5%
Cost of improvements to concession assets		570.2		440.7		281.9	(36.0)%

Total operating costs	Ps.	2,831.2	Ps.	2,854.7	Ps.	2,781.1	(2.6)%

Other Information:
Total workload units (thousands)(3)		22,905.2		24,842.6		26,551.6	6.9%
Cost of services per workload unit	Ps.	46.3	Ps.	45.4	Ps.	43.7	(3.7)%
Cost of services / the sum of aeronautical and non-aeronautical revenues(4)		24.2%		23.6%		22.1%

(1)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(2)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and various other miscellaneous expenses. Cost of services per workload unit is an indicator that is calculated by dividing cost of services by the workload units for a given period. This indicator is affected annually by:

•	Increases and decreases in the different items included in cost of services; and

•	Increases and decreases in the relative number of workload units.

Therefore, if the cost of services increases less in proportion to the increase in workload units, the cost of service per workload unit decreases. Similarly, cost of service per workload units increases in periods in which the costs of service remains stable but workload units declined.

Our cost of services per workload unit was Ps.46.3 in 2012, Ps.45.4 in 2013 and Ps.43.7 in 2014, a decrease of 1.9% from 2012 to 2013 and decrease of 3.7% from 2013 to 2014. In 2014, cost of services per workload unit decreased 3.7%, as a result of a larger increase in total workload units than the corresponding increase in cost of service. Total workload units increased 6.9%, and cost of service increased 2.9%. Cost of service increased primarily as a result of a Ps.23.4 million increase in maintenance, a Ps.19.1 million increase in safety, security and insurance costs and a Ps.6.0 million increase in utilities, partially offset by decreases in other costs, driven primarily by (i) a decrease of Ps.19.0 million for professional fees related to legal defense and corporate consulting and (ii) a decrease of Ps.8.1 million in reserves for doubtful accounts. This decrease in other costs was partially offset by an increase of Ps.12.9 million in costs for supplies for convenience stores in 2014. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased 295 basis points from 49.6% in 2013 to 52.5% in 2014.

Technical Assistance Fee and Concession Tax

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). In 2012, 2013 and 2014, this fee was Ps.155.1 million, Ps.171.5 million and Ps.194.2 million, respectively. The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. The commercial revenues represented 24.0% in 2013 and 25.0% in 2014, of the sum of aeronautical and non-aeronautical revenues, approximately.

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession tax to the Mexican government currently equal to 5% of the gross annual revenues (excluding revenues from improvements to concession assets) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. In 2012, 2013 and 2014, this tax amounted to Ps.217.3 million, Ps.237.7 million and Ps.261.6 million, respectively. The concession tax rate may vary on an annual basis as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If Mexico’s Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the SCT; however, there can be no assurance that the SCT would approve our request.

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our Master Development Programs. Moreover, in 2012, 2013 and 2014, we wrote off the remaining balance of certain additions to and construction of facilities carried out since the beginning of our concession, as they were replaced with new investments as required under the Master Development Program. The amounts of these write offs were Ps.17.2 million in 2012, Ps.3.4 million in 2013 and Ps.11.9 million in 2014. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

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

Beginning January 1, 2008, as a result of changes in the Mexican tax law, Mexican companies had to pay the greater of their income tax (30% for 2011 to 2013) or a business flat tax rate (Impuesto Empresarial a Tasa Única, or “IETU”), which replaced the asset tax. IETU was calculated by applying a tax rate, which since 2010 had been 17.5%, to income based on cash flows. This cash flow income was determined by taking authorized deductions (excluding wages, social security contributions, interest expense and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law. The IETU tax law established that the excess of the income tax over the asset tax could be recovered during the ten years following the implementation of the IETU tax law by up to 10% of the total asset tax carryforward at December 31, 2007 each year, provided that this amount did not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three years preceding December 31, 2007. Beginning in 2014, as a result of the 2014 Fiscal Reform, the IETU was repealed. However, the asset tax carryforwards can continue to be recovered as previously established. The income tax rate was also set at 30% for 2014 and subsequent years.

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

Our effective tax rates in 2012, 2013 and 2014 were 16%, 3% and 19%, respectively. In 2014, our effective tax rate increased 1,540 basis points as compared to 2013, resulting primarily from the one-

time effects of the 2014 Fiscal Reform on changes in the income tax rates (increasing from 28% to 30%), as well as the elimination of the IETU, which impacted our deferred income tax balances in 2013. In 2013, our effective tax rate decreased by 81.3% or 1,230 basis points as compared to 2012. We paid Ps.531.8 million, Ps.607.8 million and Ps.758.3 million in corporate taxes in 2012, 2013 and 2014, respectively, representing 25.3%, 26.2% and 27.5% of our earnings before taxes.

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes, which resulted in our ability to recover tax on assets previously determined to be unrecoverable, and our financial projections for 2008 to 2017, we recognized Ps.354.9 million in 2007 associated with a previously paid recoverable tax on assets. In 2012, we decreased the recoverable asset by Ps.16.1 million, based on revised financial projections from 2013 to 2017. The recoverable tax on assets decreased Ps.49.5 million due to a refund requested and received in 2012. In 2013, we increased the recoverable tax on assets by Ps.5.2 million, based on revised financial projections from 2014 to 2017. The recoverable tax on assets decreased Ps.57.2 million due to a refund requested and received in 2013. In 2014, we increased the recoverable tax on assets by Ps.3.0 million, based on revised financial projections from 2015 to 2017. The recoverable tax on assets decreased Ps.61.6 million due to a refund requested and received in 2014.

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

Employee Retirement Plans

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps.4.3 million in 2012, Ps.4.2 million in 2013 and Ps.4.3 million in 2014.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the Mexican gross domestic product (GDP), each as compared to the previous period:

	Year ended December 31,
	2012	2013	2014
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	(6.9)%	0.5%	12.9%
Mexican inflation rate(2)	3.6%	4.0%	4.1%
U.S. inflation rate(3)	1.7%	1.5%	0.8%
Increase in Mexican gross domestic product(4)	3.9%	1.1%	2.1%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.13.0101 per U.S.$1.00 as of December 31, 2012, Ps.13.0765 per U.S.$1.00 as of December 31, 2013 and Ps.14.7180 per U.S.$1.00 as of December 31, 2014.
(2)	Based on changes in the Mexican Consumer Price Index from the previous period, as reported by INEGI. The Mexican Consumer Price Index at year-end was 107.246 in 2012, 111.508 in 2013, and 116.059 in 2014.
(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by INEGI on February 20, 2015.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Depreciation and amortization expense. According to IFRS, if inflation rates over a three-year period approach or exceed 100.0%, the incorporation of inflation in an entity’s financial statements becomes necessary. Therefore, non-monetary assets would be restated, and as a result depreciation and amortization of those assets would be higher, negatively affecting our net income.

•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, but are invoiced and collected in pesos. Meanwhile, passenger charges for domestic passengers are denominated in pesos. Consequently, an appreciation of the peso against the U.S. dollar could cause declines in our revenues from passenger charges for international passengers and consequently our aeronautical revenues. This would also produce a decline in peso-denominated revenues when compared with the previous year, because our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid for in Mexican pesos based on the average exchange rate for the month prior to each flight on which the charge is incurred.

•	Finance income (cost). As required by IFRS, our finance income (cost) reflects gains or losses from foreign exchange and gains and losses from interest earned or incurred, and as a consequence a depreciation or appreciation of the peso would impact the finance income (cost).

•	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2012, 2013 and 2014, we collected passenger charges from airlines within an average period of 57, 59 and 60 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions if it is repeated and sanctioned by the SCT at least three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

•	Non-aeronautical revenues. In addition, some of our non-aeronautical revenue contracts are denominated and invoiced in U.S. dollars; however, some of them are collected in Mexican pesos. Consequently, an appreciation of the peso against the U.S. dollar would cause declines in our revenues from these U.S. dollar-denominated contracts.

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

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations by Subsidiary

	Subsidiary Operating Results
	Year ended December 31,
	2012		2013		2014
	(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	1,221,886	Ps.	1,313,433	Ps.	1,432,498
Non-aeronautical services		339,221		383,074		426,012
		1,561,107		1,696,507		1,858,510
Improvements to concession assets		132,211		239,182		194,903
Total revenues		1,693,318		1,935,689		2,053,413
Total costs		778,299		878,901		881,510
Costs of operations(4)		405,500		403,263		428,405
Cost of improvements to concession		132,211		239,182		194,904
Depreciation and amortization		240,538		236,456		246,144
Other expense		50		0		12,057
Income from operations		915,019		1,056,789		1,171,903
Operating margin(1)		54.04%		54.60%		57.07%
Tijuana:
Revenues:
Aeronautical services	Ps.	486,674	Ps.	546,309	Ps.	568,992
Non-aeronautical services		113,157		136,413		164,611
		599,831		682,722		733,603
Improvements to concession assets		49,762		9,433		4,016
Total revenues		649,593		692,155		737,619
Total costs		408,030		367,456		383,402
Costs of operations(4)		227,948		227,182		241,461
Cost of improvements to concession		49,762		9,433		4,016
Depreciation and amortization		130,316		130,842		135,101
Other expense		4		0		2,824
Income from operations		241,563		324,698		354,217
Operating margin(1)		37.19%		46.91%		48.02%
Los Cabos:
Revenues:
Aeronautical services	Ps.	543,341	Ps.	604,215	Ps.	599,879
Non-aeronautical services		268,588		335,339		331,469
		811,929		939,554		931,348
Improvements to concession assets		173,878		13,872		46,079
Total revenues		985,807		953,427		977,427
Total costs		498,479		426,274		463,466
Costs of operations(4)		209,106		247,345		253,890

Cost of improvements to concession		173,878		13,872		46,078
Depreciation and amortization		115,384		165,055		187,048
Other expense (income)		111		0		(23,550)
Income from operations		487,328		527,153		513,961
Operating margin(1)		49.43%		55.29%		52.58%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	451,560	Ps.	460,433	Ps.	545,916
Non-aeronautical services		159,754		166,496		199,685
		611,314		626,930		745,601
Improvements to concession assets		88,139		23,716		14,576
Total revenues		699,453		650,646		760,177
Total costs		401,100		346,353		361,637
Costs of operations(4)		194,550		195,946		216,508
Cost of improvements to concession		88,139		23,716		14,575
Depreciation and amortization		118,503		126,690		127,914
Other expense (income)		(92)		0		2,640
Income from operations		298,353		304,293		398,540
Operating margin(1)		42.66%		46.77%		52.43%
Hermosillo:
Revenues:
Aeronautical services	Ps.	168,732	Ps.	173,831	Ps.	173,872
Non-aeronautical services		31,790		40,139		54,920
		200,522		213,970		228,702
Improvements to concession assets		11,564		78		6,637
Total revenues		212,086		214,048		235,338
Total costs		143,766		127,888		144,678
Costs of operations(4)		88,279		84,360		94,038
Cost of improvements to concession		11,564		78		6,637
Depreciation and amortization		43,364		43,451		43,985
Other expense		559		0		18
Income from operations		68,320		86,160		90,660
Operating margin(1)		32.21%		40.25%		38.52%
Guanajuato:
Revenues:
Aeronautical services	Ps.	156,768	Ps.	163,010	Ps.	202,486
Non-aeronautical services		34,987		40,808		60,343
		191,755		203,818		262,829
Improvements to concession assets		45,211		7,009		1,496
Total revenues		236,966		210,827		264,324
Total costs		162,998		128,6666		132,124
Costs of operations(4)		79,129		80,877		89,293
Cost of improvements to concession		45,211		7,009		1,496
Depreciation and amortization		38,835		40,780		41,806
Other expense (income)		(177)		0		(471)
Income from operations		73,968		82,161		132,200
Operating margin(1)		31.21%		38.97%		50.01%
Other Airport Subsidiaries(2):
Revenues:
Aeronautical services	Ps.	337,021	Ps.	355,385	Ps.	402,184
Non-aeronautical services		60,956		68,221		101,503
		397,977		423,606		503,687
Improvements to concession assets		69,468		147,437		14,168
Total revenues		467,445		571,043		517,855
Total costs		455,345		549,449		422,235
Costs of operations(4)		258,167		272,450		287,297
Cost of improvements to concession		69,468		147,437		14,169
Depreciation and amortization		127,124		129,562		133,536
Other expense (income)		586		0		(12,767)
(Loss) income from operations		12,100		21,594		95,620
Operating margin(1)		2.59%		3.78%		13.10%
Other Subsidiaries(3):
Total costs		(16,852)		30,053		(7,988)
Costs of operations(4)		(30,310)		26,724		6,500
Depreciation and amortization		13,166		10,400		9,686
Other expense (income)		292		(7,453)		(24,177)
Income (loss) from operations		16,851		(30,053)		7,988
Total:
Revenues:
Aeronautical services	Ps.	3,365,982	Ps.	3,616,616	Ps.	3,925,736
Non-aeronautical services		1,008,452		1,170,492		1,338,542
		4,374,434		4,787,108		5,264,278
Improvements to concession assets		570,233		440,728		281,874
Total revenues		4,944,667		5,227,836		5,546,152
Total costs		2,831,165		2,854,659		2,781,063
Costs of operations(4)		1,432,369		1,538,149		1,617,393
Cost of improvements to concession		570,233		440,728		281,874
Depreciation and amortization		827,230		883,235		925,220
Other expense (income)		1,333		(7,453)		(43,424)
Income from operations		2,113,502		2,373,177		2,765,089
Operating margin(1)		42.7%		45.4%		49.9%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports.
(3)	Other subsidiaries data reflects the results of operations of our administrative, operating and car parking services providers.
(4)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Summary Consolidated Operating Results
	Year ended December 31,
	2012		2013		2014
	Amount		Amount		Amount		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	3,365,982	Ps.	3,616,616	Ps.	3,925,736	8.5%
Non-aeronautical services		1,008,452		1,170,492		1,338,542	14.4%
		4,374,434		4,787,108		5,264,278	10.0%
Improvements to concession assets		570,233		440,728		281,874	(36.0)%
Total revenues		4,944,667		5,227,836		5,546,152	6.1%
Operating costs:
Cost of services		1,060,002		1,128,951		1,161,588	2.9%
Technical assistance fees		155,072		171,470		194,228	13.3%
Concession taxes		217,295		237,728		261,577	10.0%
Depreciation and amortization		827,230		883,235		925,220	4.8%
Other expense (income)		1,333		(7,453)		(43,424)	482.7%
Cost of improvements to concession assets		570,233		440,728		281,874	(36.0)%
Total costs		2,831,165		2,854,659		2,781,063	(2.6)%
Income from operations		2,113,502		2,373,177		2,765,089	16.5%
Finance income (cost)
Interest income, net		759		(54,922)		(15,225)	(72.3)%
Exchange gain (loss), net		(14,782)		3,763		7,235	92.2%
Net finance (cost) income		(14,023)		(51,159)		(7,990)	(84.4)%
Income before income taxes		2,099,479		2,322,018		2,757,099	18.7%
Income tax expense		327,449		75,788		514,579	579.0%
Consolidated net income		1,772,030		2,246,230		2,242,520	(0.2)%
Other operating data (unaudited):
Operating margin(1)		42.7%		45.4%		49.9%
Net margin(2)		35.8%		43.0%		40.4%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2014 Compared to the Year Ended December 31, 2013

Revenues

Total revenues for 2014 increased 6.1%, from Ps.5,227.8 million in 2013 to Ps.5,546.2 million in 2014, due to an increase of Ps.309.1 million in aeronautical services revenues and an increase of Ps.168.1 million in non-aeronautical services revenues. This was partially offset by a Ps.158.9 million decrease in revenues from improvements to concession assets as a result of the committed investments outlined in our Master Development Programs, which for 2014 were less than the corresponding amounts in 2013.

Aeronautical services revenues increased 8.5%, from Ps.3,616.6 million in 2013 to Ps.3,925.7 million in 2014, primarily due to an 6.7% increase in passenger traffic compared to 2013, a 4.24% increase in the Mexican Producer Price Index, excluding petroleum, and a 2.05% increase in specific tariffs as of May 2, 2014. Revenues from passenger charges increased 9.7% or Ps.298.0 million, primarily driven by a 6.7% increase in passengers that paid passenger charges and the increase in specific tariffs as of May 2, 2014. During 2014, revenues from aircraft landing and parking fees increased 2.3%, or Ps.7.6 million, while revenues from the leasing of spaces to airlines for ticket counter, airport security and back office space and complementary services increased 1.7%, or Ps.3.5 million.

Non-aeronautical services revenues for 2014 increased Ps.168.1 million, or 14.4%, from Ps.1,170.5 million in 2013 to Ps.1,338.5 million in 2014. The primary factor influencing the change in non-aeronautical revenues from 2013 to 2014 was the Ps.119.5 million increase in businesses operated by us, mainly driven by car parking charges, revenues related to the operation of the baggage screening systems, VIP lounges, convenience stores and advertising. In addition, revenues from businesses operated by third parties increased by Ps.48.6 million, principally due to increases in revenues from the leasing of space, car rentals, food and beverage operations, retail operations, duty-free operations and ground transportation.

Revenues from improvements to concession assets in 2014 decreased Ps.158.9 million, or 36.0%, from Ps.440.7 million in 2013 to Ps.281.9 million in 2014. The main factor that determines the change in revenues from improvements to concession assets from 2013 to 2014 was a decrease in our commitments under the Master Development Programs for 2014. During 2014, the main commitments of improvements to concession assets included: (i) the expansion of the terminals at the Guadalajara, La Paz, Mexicali and Los Cabos airports and (ii) the adaptation of the Tijuana terminal for the cross-border bridge and the construction of the bridge.

Revenues by Airport

Total revenues at most of our airports increased, mainly due to the increase in aeronautical services revenues.

At the Guadalajara airport, revenues increased by 6.1% or Ps.117.7 million, from Ps.1,935.7 million in 2013 to Ps.2,053.4 million in 2014 (revenues increased 9.5%, or Ps.162.0 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased 9.1% or Ps.119.1 million, from Ps.1,313.4 million in 2013 to Ps.1,432.5 million in 2014, due to a Ps.113.8 million or 10.3% increase in passenger charges driven by a 7.2% increase in passenger traffic and a 2.05% increase in tariffs due to inflation. Non-aeronautical revenues increased 11.2% or Ps.42.9 million, from Ps.383.1 million in 2013 to Ps.426.0 million in 2014, primarily due to a Ps.26.3 million increase in revenues from businesses operated by third parties, such as leasing of space, food and beverage operations, car rentals and retail operations. Revenues from business lines operated by us increased Ps.10.6 million, principally as a result of increased revenues related to the operation of the baggage screening systems, advertising and VIP lounges. Revenues from improvements to concession assets decreased Ps.44.3 million (an increase of 9.5% taking into account only revenues from aeronautical and non-aeronautical services).

At the Tijuana airport, revenues increased by 6.6% or Ps.45.5 million, from Ps.692.2 million in 2013 to Ps.737.6 million in 2014, mainly due to a 4.2% or Ps.22.7 million increase in aeronautical revenues, from Ps.546.3 million in 2013 to Ps.569.0 million in 2014 (revenues increased 7.5% taking into account only revenues from aeronautical and non-aeronautical services). This increase was due to an increase in passenger charges of Ps.24.0 million as well as in revenues from landing and aircraft parking charges, which together increased Ps.0.4 million, and was offset by a decrease in airport security charges, leasing of space to airlines and complementary services, which together decreased Ps. 1.7 million. Non-aeronautical revenues increased by 20.7% or Ps.28.2 million, from Ps.136.4 million in 2013 to Ps.164.6 million in 2014, primarily due to an increase of Ps.22.7 million from business lines operated by us, including car parking, VIP lounges, advertising and operation of the baggage screening systems. In addition, revenues from business lines operated by third parties increased Ps.5.5 million, including from leasing of space, food and beverage operations, retail operations and car rentals and leasing. Revenues from improvements to concession assets decreased Ps.5.4 million.

At the Los Cabos airport, revenues increased by 2.5% or Ps.24.0 million, from Ps.953.4 million in 2013 to Ps.977.4 million in 2014, mainly due to an increase of Ps.32.2 million in revenues from improvements to concession assets. This increase, in turn, was offset by the impact of Hurricane Odile, which caused the airport to suspend commercial operations for 18 days and subsequently affected the number of passengers flying to the area (revenues decreased 0.9%, or Ps.8.2 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues decreased by 0.7% or Ps.4.3 million, from Ps.604.2 million in 2013 to Ps. 599.9 million in 2014, due to decreases in landing charges, aircraft parking charges, leasing of space to airlines and airport security charges totaling Ps.4.4 million, mainly due to the impact of Hurricane Odile. Non-aeronautical revenues decreased by 1.2% or Ps.3.9 million, from Ps.335.3 million in 2013 to Ps.331.5 million in 2014, primarily due to a Ps.3.0 million decrease in revenues from business lines operated by us, including convenience stores, revenues related to the operation of the baggage screening systems, advertising and VIP lounges, as well as a Ps.0.8 million decrease in revenues from business lines operated by third parties, including leasing of space, food and beverage operations, car rentals, leasing of space to timeshare developers and duty-free operations. These decreases were mainly due to the temporary closure of the airport during and after Hurricane Odile.

At the Puerto Vallarta airport, revenues increased by 16.8% or Ps.109.5 million, from Ps.650.6 million in 2013 to Ps.760.2 million in 2014, mainly due to a 18.6% or Ps.85.5 million increase in aeronautical revenues, from Ps.460.4 million in 2013 to Ps.545.9 million in 2014 (revenues increased by 18.9%, or Ps.118.7 million, taking into account only revenues from aeronautical and non-aeronautical services). This increase was due to an increase in passenger charges of Ps.81.4 million, itself caused by a 2.8% increase in passenger traffic and a 2.05% increase in tariffs due to inflation, whereas revenues from landing airport security charges and aircraft parking charges increased a combined Ps.4.0 million. Non-aeronautical revenues increased by 19.9%, or Ps.33.2 million, from Ps.166.5 million in 2013 to Ps.199.7 million in 2014, primarily due to a Ps.14.5 million increase in revenues from businesses operated by third parties, including retail operations, leasing of space to timeshare developers and other commercial spaces, as well as an increase in revenues from business lines operated by us of Ps.22.4 million, including revenues related to the operation of the baggage screening systems, convenience stores and VIP lounges. The increase in aeronautical and non-aeronautical revenues was partially offset by a decrease of Ps.9.1 million in revenues from improvements to concession assets in 2014, as compared to 2013.

At the Hermosillo airport, revenues increased by 9.9% or Ps.21.3 million, from Ps.214.0 million in 2013 to Ps.235.3 million in 2014, primarily due to a 36.8% increase in non-aeronautical revenues

(revenues increased 6.9%, or Ps.14.7 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 0.01% or Ps.0.01 million, from Ps.173.7 million in 2013 to Ps.173.8 million in 2014. Non-aeronautical revenues increased by 36.8% or Ps.14.8 million, from Ps.40.1 million in 2013 to Ps.54.9 million in 2014, primarily due to a Ps.12.9 million increase in revenues from business lines operated by us related to the operation of the baggage screening systems, advertising, conveniences store and VIP lounges, as well as due to a Ps.1.7 million increase in revenues from business lines operated by third parties, primarily resulting from the leasing of space, food and beverage operations, car rentals, other commercial revenues and financial services. Revenues from improvements to concession assets increased by Ps.6.5 million in 2014, as compared to 2013.

At the Guanajuato airport, revenues increased by 25.4% or Ps.53.5 million, from Ps.210.8 million in 2013 to Ps.264.3 million in 2014, mainly due to a 24.2%, or Ps.39.5 million, increase in aeronautical revenues, from Ps.163.0 million in 2013 to Ps.202.5 million in 2014 (revenues increased 29.0%, or Ps.59.0 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 24.2% from Ps.163.0 million in 2013 to Ps.202.5 million in 2014, mainly due to a 22.4% increase in passenger traffic and a 2.05% increase in tariffs related to inflation. Non-aeronautical revenues increased by 47.9% or Ps.19.5 million, from Ps.40.8 million in 2013 to Ps.60.3 million in 2014. This increase is a result of a Ps.14.2 million increase in revenues from businesses operated by us, including increases in advertising, car parking charges and revenues related to the operation of the baggage screening systems, as well as a Ps.5.4 million increase in revenues from businesses operated by third parties, including the leasing of space, car rentals and communications services. The increase in aeronautical and non-aeronautical revenues was partially offset by a decrease of Ps.5.5 million in revenues from improvements to concession assets in 2014, as compared to 2013.

Revenues at our other six airports decreased by 9.3% or Ps.53.2 million, from Ps.571.0 million in 2013 to Ps.517.9 million in 2014, mainly due to a decrease of 90.4%, or Ps.133.3 million, from Ps.147.4 million in 2013 to Ps.14.2 million in 2014, in revenues from improvements to concession assets (revenues increased 18.9%, or Ps.80.1 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues at these airports increased by 13.2% or Ps.46.8 million, from Ps.355.4 million in 2013 to Ps.402.2 million in 2014, mainly due to a 11.3% increase in passenger traffic and a 2.05% increase in tariffs, due to inflation. Non-aeronautical revenues increased by 48.8% or Ps.33.3 million, from Ps.68.2 million in 2013 to Ps.101.5 million in 2014, primarily due to a Ps.30.0 million increase in revenues from businesses operated by us, including increases in advertising, car parking charges and revenues related to the operation of the baggage screening systems, as well as a Ps.3.3 million increase in revenues from businesses operated by third parties, including the leasing of space, car rentals and communications services.

Total Costs

Cost of Services

Cost of services, which is comprised of employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps.32.6 million, or 2.9%, from Ps.1.1 billion in 2013 to Ps.1.2 billion in 2014. Maintenance expenses increased 11.7%, or Ps.23.5 million, mainly due to routine maintenance on runways, security equipment, machinery and equipment, in addition to major maintenance undertaken in certain operational areas. Safety, security and insurance expenses increased 11.0%, or Ps.19.2 million, mainly due to an increase in security. Utility expenses increased 4.2%, or Ps.5.9 million, mainly due to an increase in electricity rates and higher consumption of electricity as a result of the expansion of our terminals and the operation of new baggage screening system equipment. Employee costs increased 0.8%, or Ps. 2.9 million. This increase was partially offset by a decrease of 8.5%, or Ps.18.9 million, in other costs, mainly due to decreases in professional fees related to legal defense and corporate consulting.

The main airport that contributed to the increase in the cost of services for 2014 was the Puerto Vallarta airport. The cost of services at our Puerto Vallarta airport increased from Ps.141.8 million in 2013 to Ps.152.8 million in 2014, or 7.7%, mainly as a result of the opening of the new convenience stores.

Technical Assistance Fee and Concession Tax

The technical assistance fee increased 13.3%, or Ps.22.8 million, from Ps.171.5 million in 2013 to Ps.194.2 million in 2014. This increase was mainly due to an increase in our consolidated income from operations, which is used to calculate this fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

As a result of increased revenues (excluding revenues from improvements to concession assets as they do not form part of income for purposes of the government concession tax), government concession taxes increased 10.0%, from Ps.237.7 million in 2013 to Ps.261.6 million in 2014.

Depreciation and Amortization

Depreciation and amortization increased 4.8%, or Ps.42.0 million, from Ps.883.2 million in 2013 to Ps.925.2 million in 2014, mainly due to the growth in infrastructure resulting from our fulfillment of our Master Development Programs and our commitment to provide better services to our clients. The amortization of concessions did not fluctuate materially.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets in 2014 decreased Ps.158.9 million, or 36.0%, from Ps.440.7 million in 2013 to Ps.281.9 million in 2014. The primary factor influencing the decrease in cost of improvements to concession assets from 2013 to 2014 was the change in amounts allocated in our Master Development Programs for 2014 as compared to 2013.

Operating Costs by Airport

Operating costs at our airports decreased by Ps.73.6 million, or 2.6%, mainly due to the 36.0% decrease in the cost of improvements to concession assets described above. The decrease in cost of improvements to concession assets was mostly offset by a Ps.32.6 million, or 2.9%, increase in cost of services and a Ps. 42.0 million, or 4.8%, increase in depreciation and amortization described above.

Operating costs for the Guadalajara airport were Ps.881.5 million in 2014, a 0.3%, or Ps.2.6 million, increase from the Ps.878.9 million recorded in 2013. This increase was primarily due to a 9.2%, or Ps.37.2 million, increase in the cost of services, mainly in utilities, safety, security and insurance and maintenance, as well as a Ps.9.7 million increase in depreciation and amortization (operating costs increased Ps.46.9 million, or 7.3%, without including the cost of improvements to concession assets). The increase was partially offset by a Ps.44.3 million decrease in the cost of improvements to concession assets from Ps.239.2 million in 2013 to Ps.194.9 million in 2014.

Operating costs for the Tijuana airport increased Ps.15.9 million, or 4.3%, to Ps.383.4 million in 2014 from Ps.367.5 million in 2013. This increase was due to a 7.5%, or Ps.17.1 million, increase in the cost of operation mainly in utilities and safety, security and insurance, from Ps. 227.2 million in 2013 to Ps 244.3 million in 2014, and an increase of Ps.4.3 million in depreciation and amortization. The increase was partially offset by a Ps.5.4 million decrease in the cost of improvements to concession assets from Ps.9.4 million in 2013 to Ps.4.0 million in 2014. Operating costs increased 6.0%, or Ps.21.4 million, without including improvements to concession assets.

Operating costs for the Los Cabos airport increased 8.7%, or Ps.37.2 million, to Ps.463.5 million in 2014 from the Ps.426.3 million recorded in 2013. This increase was mainly due to a 232.2%, or Ps.32.2 million, increase in the cost of improvements to concession assets from Ps.13.9 million in 2013 to Ps.46.1 million in 2014 in addition to a Ps.22.0 million increase in depreciation and amortization. This increase was partially offset by a Ps.17.0 million increase in the cost of services, mainly due to remodeling costs for the terminal damaged by Hurricane Odile. Operating costs increased 1.2%, or Ps.5.0 million, without including improvements to concession assets.

Operating costs for the Puerto Vallarta airport increased 4.4%, or Ps. 15.3 million, to Ps.361.6 million in 2014 from Ps.346.4 million in 2013. This increase was primarily due to a 11.8%, or Ps.23.2 million, increase in the cost of services, mainly due to an increase in the cost of supplies for convenience stores and maintenance cost. The increase was partially offset by a Ps.9.1 million increase in the cost of improvements to concession assets. Operating costs decreased 7.6%, or Ps.24.4 million, without including of improvements to concession assets.

Operating costs for the Hermosillo airport increased 13.1%, or Ps.16.8 million, to Ps.144.7 million in 2014 from the Ps.127.9 million recorded in 2013. This increase was due to a 8430.6% or Ps.6.6 million increase in the cost of improvements to concession assets from Ps.0.1 million in 2013 to Ps.6.6 million in 2014. The cost of services increased Ps.9.7 million, mainly in maintenance and the cost of supplies for convenience stores, and depreciation and amortization increased Ps.0.5 million. Operating costs increased 8.0%, or Ps.10.2 million, without including improvements to concession assets.

Operating costs for the Guanajuato airport increased 2.7% or Ps.3.5 million, from the Ps.128.7 million recorded in 2013 to Ps.132.1 million in 2014. This increase was primarily due to a 9.8% or Ps.7.8 million increase in the cost of services, mainly in maintenance costs, as well as increase in the cost of supplies for convenience stores and professional services. The increase was partially offset by a Ps.5.5 million increase in the cost of improvements to concession assets; from Ps.7.0 million in 2013 to Ps.1.5 million in 2014 (operating costs increased 7.4% or Ps.9.0 million without including improvements to concession assets).

Operating costs for our six other airports decreased 18.1%, or Ps.99.4 million, from the Ps.549.4 million recorded in 2013 to Ps.450.0 million in 2014. This decrease was primarily due to a 90.4% or Ps.133.3 million increase in the cost of improvements to concession assets from Ps.147.4 million in 2013 to Ps.14.2 million in 2014. Additionally, the cost of services increased Ps.2.1 million, and depreciation and amortization increased Ps.31.7 million. Operating costs increased 8.4%, or Ps.33.8 million, without including improvements to concession assets.

Income from Operations

Operating income increased 16.5%, or Ps. 391.9 million, from Ps.2.4 billion in 2013 to Ps. 2.8 billion in 2014. This increase was due to higher revenue in 2014, which was partially offset by increases in expenses. Our operating margin increased 446 basis points, from 45.4% in 2013 to 49.9% in 2014 (taking into account only the sum of aeronautical and non-aeronautical revenues, the operating margin increased 432 basis points in 2014, from 49.6% to 52.5%).

Income from Operations by Airport

Operating margin is calculated by dividing income from operations at each airport by total revenues for that airport. Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta airports, which handle the majority of our international passengers. Operating margins at our Tijuana International Airport historically have been lower than at our other principal airports because the maximum rates applicable to aeronautical services provided at our Tijuana International Airport are lower than those applicable to our other principal airports. This is because the amortization of our concession relative to the level of revenues is much higher at our Tijuana airport than at our other principal airports due to the fact that the original concession value assigned to the Tijuana airport was proportionately higher.

Operating income for the Guadalajara airport increased by 10.9%, or Ps. 115.1 million, from Ps.1,056.8 million in 2013 to Ps.1,171.9 million in 2014, mainly due to an increase in aeronautical and non-aeronautical revenues of Ps.162.0 million. Additionally, operating costs increased Ps.37.2 million and depreciation and amortization increased Ps.9.7 million. The operating margin increased 248 basis points, from 54.6% to 57.1% (operating margin increased 76 basis points, from 62.3% to 63.1%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Tijuana airport increased by 9.1%, or Ps.29.5 million, from Ps.324.7 million in 2013 to Ps.354.2 million in 2014, primarily due to a greater increase in aeronautical and non-aeronautical revenues (as a result of an increase in passenger traffic) than the corresponding increase in operating costs. The operating margin increased 111 basis points from 46.9% to 48.0% (operating margin increased 73 basis points to 47.6% from 48.3%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Los Cabos airport decreased by 2.5%, or Ps.13.2 million, from Ps.527.2 million in 2013 to Ps.514.0 million in 2014, primarily due to a decrease in aeronautical and non-aeronautical revenues. The operating margin decreased 271 basis points from 55.3% to 52.6% (operating margin decreased 92 basis points, to 56.1% from 55.2%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Puerto Vallarta airport increased by 31.0%, or Ps. 94.2 million, from Ps.304.3 million in 2013 to Ps.398.5 million in 2014, mainly due to an increase in aeronautical and non-aeronautical revenues as a result of the increase in passenger traffic greater than the corresponding increase in operating costs. The operating margin increased 566 basis points from 46.8% to 52.4% (operating margin increased 492 basis points to 48.6% from 53.5%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Hermosillo airport increased by 5.2%, or Ps.4.5 million, from Ps.86.2 million in 2013 to Ps.90.7 million in 2014, primarily due to an increase in the aeronautical and non-aeronautical revenues. The operating margin decreased 173 basis points from 40.3% to 38.5% (operating margin decreased 63 basis points from 40.3% to 39.6%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Guanajuato airport increased by 60.9%, or Ps.50.0 million, from Ps.82.2 million in 2013 to Ps.132.2 million in 2014, primarily due to an increase in aeronautical and non-aeronautical revenues. The operating margin increased 1,104 basis points from 38.9% to 50.0% (operating margin increased 999 basis points from 40.3% to 50.3% taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for our six other airports increased by 214.2%, or Ps.46.3 million, from Ps.21.6 million in 2013 to Ps.67.8 million in 2014. The change in operating income was primarily due to a higher percentage increase in the sum of aeronautical and non-aeronautical revenues as compared to our fixed costs.

Finance Income (Cost)

Our finance cost decreased by Ps.43.2 million in 2014 with respect to 2013, from an expense of Ps.51.2 million in 2013 to an expense of Ps.8.0 million in 2014. Interest income went from an expense of Ps.54.9 million in 2013 to an expense of Ps.15.2 million in 2014, which represented a net change of

Ps.39.8 million, due to: (i) a decrease of Ps.49.8 million in the capitalization of interest on bank loans in 2014; (ii) a Ps.23.7 million increase in the price of Pemex bonds, classified as Fair Value Through Profit or Loss (FVTPL); and (iii) exchange rate gains increasing from a gain of Ps.3.8 million in 2013 to a gain of Ps.7.2 million in 2014, resulting in a net increase of Ps.3.4 million. This effect occurred due to the 12.9% devaluation of the Mexican peso against the U.S. dollar during 2014, while during 2013, the Mexican peso depreciated 0.4%. This increase was partially offset by a decrease of Ps.37.9 million in interest gains due to lower interest rates and a lower average of cash and cash equivalents.

Income Taxes

As compared with 2013, income taxes increased by Ps.438.8 million, from Ps.75.8 million in 2013 to Ps.514.6 million in 2014. Income taxes for 2014 principally consisted of the following: (i) current income tax expense for the year of Ps.760.5 million, an increase of Ps.106.9 million from 2013 to 2014 mainly due to an increase of 18.7% in income before taxes; and (ii) a deferred income tax benefit decrease from Ps.577.9 million in 2013 to Ps.245.9 million in 2014 associated primarily with (a) the 2014 Tax Reform’s effects on the income tax rate (increased from 28% to 30%) and (b) the change in tax amortization rates applied over our concession and rights to use airport facilities in some of our airports, which generated a tax benefit of Ps.243.5 million in 2013. Our effective tax rate increased from 3% in 2013 to 19% in 2014.

Net Income

Net income decreased by 0.2%, or Ps.3.7 million, from Ps.2.25 billion in 2013 to Ps.2.24 billion in 2014, mainly due to a Ps.438.8 million increase in income taxes. Our net margin decreased from 43.0% in 2013 to 40.4% in 2014 (net margin decreased to 42.6% from 46.9%, taking into account only aeronautical and non-aeronautical revenues).

Results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

Revenues

Total revenues for 2013 increased 5.7%, from Ps.4,944.7 million in 2012 to Ps.5,227.8 million in 2013, due to an increase of Ps.250.6 million in aeronautical services revenues and an increase of Ps.162.0 million in non-aeronautical services revenues. This was partially offset by a Ps.129.5 million decrease in revenues from improvements to concession assets as a result of the committed investments outlined in our Master Development Programs, which for 2013 were less than the corresponding amounts in 2012.

Aeronautical services revenues increased 7.4%, from Ps.3,366.0 million in 2012 to Ps.3,616.6 million in 2013, primarily due to an 8.9% increase in passenger traffic compared to 2012, a 0.1% increase in the Mexican Producer Price Index, excluding petroleum, and a 2.25% increase in specific tariffs as of April 2013. Revenues from passenger charges increased 8.9% or Ps.251.2 million, primarily driven by a 9.0% increase in passengers that paid passenger charges and the increase in specific tariffs as of June 2013. During 2013, revenues from aircraft landing and parking fees increased 3.9%, or Ps.12.6 million, while revenues from the leasing of spaces to airlines for ticket counter, airport security and back office space and complementary services increased 5.8%, or Ps.9.5 million. The increase in aeronautical revenues was partially offset by a decrease in revenues from operations of airbuses and passenger walkways which declined a combined Ps.22.6 million, due to the fact that we stopped providing these services directly as of November 2012, whereupon they were taken over by a third-party provider.

Non-aeronautical services revenues for 2013 increased Ps.162.0 million, or 16.1%, from Ps.1,008.5 million in 2012 to Ps.1,170.5 million in 2013. The primary factor influencing the change in non-aeronautical revenues from 2012 to 2013 was the Ps.115.0 million increase in businesses operated by third parties, which was principally derived from increases in revenues from leasing of space, car rentals, food and beverage operations, retail operations, duty-free operations, communications services and timeshare developers. This increase in non-aeronautical revenues was partially offset by a decrease in other commercial revenues of Ps.38.4 million, mainly due to a one-time payment to us of Ps.31.7 million, which we received in 2012 for contract assignments that did not recur in 2013. In addition, revenues from the businesses operated by us increased by Ps.88.9 million, mainly driven by car parking charges, revenues related to the operation of the baggage screening systems, VIP lounges, convenience stores and advertising.

Revenues from improvements to concession assets in 2013 decreased Ps.129.5 million, or 22.7%, from Ps.570.2 million in 2012 to Ps.440.7 million in 2013. The main factor that determines the change in revenues from improvements to concession assets from 2012 to 2013 was a decrease in our commitments under the Master Development Programs for 2013. During 2013, the main commitments of improvements to concession assets included: (i) the expansion of the terminals at the Guadalajara, La Paz, Mexicali and Los Cabos airports, and (ii) the adaptation of the Tijuana terminal for the cross-bridge and the construction of the bridge.

Revenues by Airport

Total revenues at most of our airports increased, mainly due to the increase in aeronautical services revenues.

At the Guadalajara airport, revenues increased by 14.3% or Ps.242.4 million, from Ps.1,693.3 million in 2012 to Ps.1,935.7 million in 2013 (revenues increased 8.7% or Ps.135.4 million taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased 7.5% or Ps.91.5 million, from Ps.1,221.9 million in 2012 to Ps.1,313.4 million in 2013, due to a Ps.105.8 million or 9.5% increase in passenger charges driven by a 9.6% increase in passenger traffic and a 2.25% increase in tariffs due to inflation. The increase in aeronautical revenues was partially offset by a decrease in revenues from the operation of airbuses and passenger walkways, which declined a combined Ps.14.2 million due to the fact that we stopped providing these services directly as of November 2012, whereupon they were taken over by a third-party provider. Non-aeronautical revenues increased 12.9% or Ps.43.9 million, from Ps.339.2 million in 2012 to Ps.383.1 million in 2013, primarily due to a Ps.19.0 million increase in revenues from businesses operated by third parties, such as leasing of space, food and beverage operations, car rentals and retail operations. Revenues from business lines operated by us increased Ps.24.9 million, principally as a result of increased revenues from car parking charges, revenues related to the operation of the baggage screening systems, advertising and VIP lounges. Revenues from improvements to concession assets increased Ps.106.9 million (an increase of 8.7% taking into account only revenues from aeronautical and non-aeronautical services).

At the Tijuana airport, revenues increased by 6.6% or Ps.42.6 million, from Ps.649.6 million in 2012 to Ps.692.2 million in 2013, mainly due to a 12.2% or Ps.59.6 million increase in aeronautical revenues, from Ps.486.7 million in 2012 to Ps.546.3 million in 2013 (revenues increased 13.8% taking into account only revenues from aeronautical and non-aeronautical services). This increase was due to an increase in passenger charges of Ps.50.0 million as well as in revenues from landing and aircraft parking charges, which together increased Ps.8.9 million. Non-aeronautical revenues increased by 20.5% or Ps.23.2 million, from Ps.113.2 million in 2012 to Ps.136.4 million in 2013, primarily due to an increase of Ps.17.5 million from business lines operated by us, including car parking, VIP lounges and advertising. In addition, revenues from business lines operated by third parties increased Ps.9.6 million, including from leasing of space, food and beverage operations, retail operations, car rentals and leasing of duty-free stores. These increases were offset by a decrease of Ps.3.8 million in revenues related to the operation of the baggage screening systems, due to reductions in use of this service by some airlines during select months of 2013. Revenues from improvements to concession assets decreased Ps.40.3 million.

At the Los Cabos airport, revenues decreased by 3.4% or Ps.32.4 million, from Ps.985.8 million in 2012 to Ps.953.4 million in 2013, mainly due to a decrease of Ps.160 million in revenues from improvements to concession assets (revenues increased 15.7% or Ps.127.6 million taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 11.2% or Ps.60.9 million, from Ps.543.3 million in 2012 to Ps.604.2 million in 2013, due to an increase in passenger charges of Ps.55.4 million, driven by a 12% increase in total passenger traffic and the 2.25% increase in tariffs due to inflation. Non-aeronautical revenues increased by 24.8% or Ps.66.7 million, from Ps.268.6 million in 2012 to Ps.335.3 million in 2013, primarily due to a Ps.70.6 million increase in revenues from business lines operated by third parties, including leasing of spaces to timeshare developers, food and beverage operations, car rentals, leasing of space to timeshare developers and duty-free operations, as well as a Ps.31.8 million increase in revenues from business lines operated by us, including convenience stores, revenues related to the operation of the baggage screening systems, advertising and VIP lounges. This increase was partially offset by a decrease of Ps.38.3 million in other commercial revenues due to a one-time payment to the Company of Ps.31.7 million in 2012 for contract assignments that did not recur in 2013.

At the Puerto Vallarta airport, revenues decreased by 7.0% or Ps.48.9 million, from Ps.699.5 million in 2012 to Ps.650.6 million in 2013, mainly due to a decrease of Ps.64.4 million in revenues from improvements to concession assets (revenues increased by 2.6% or Ps.15.6 million taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 1.9% or Ps.8.8 million, from Ps.451.6 million in 2012 to Ps.460.4 million in 2013, due to an increase in passenger charges of Ps.12.9 million caused by a 2.8% increase in passenger traffic and a 2.25% increase in tariffs due to inflation, whereas revenues from landing and aircraft parking charges increased a combined Ps.1.0 million. Non-aeronautical revenues increased by 4.2%, or Ps.6.7 million, from Ps.159.8 million in 2012 to Ps.166.5 million in 2013, primarily due to increased revenues from business lines operated by us of Ps.9.0 million, including revenues related to the operation of the baggage screening systems, as well as a Ps.5.9 million increase in revenues from businesses operated by third parties, including retail operations, leasing of space to timeshare developers and other commercial spaces. This increase in non-aeronautical revenues was partially offset by a Ps.8.1 million decrease in revenues from duty-free operations, car rentals, leasing of space, advertising and car parking charges.

At the Hermosillo airport, revenues increased by 0.9% or Ps.1.9 million, from Ps.212.1 million in 2012 to Ps.214.0 million in 2013, primarily due to an increase in aeronautical revenues resulting from a 3.2% increase in passenger traffic and a 2.25% increase in tariffs related to inflation (revenues increased 6.7%, or Ps.13.5 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 3.0% or Ps.5.1 million, from Ps.168.7 million in 2012 to Ps.173.8 million in 2013. Non-aeronautical revenues increased by 26.3% or Ps.8.3 million, from Ps.31.8 million in 2012 to Ps.40.1 million in 2013, primarily due to a Ps.5.7 million increase in revenues from business lines operated by us related to the operation of the baggage screening systems, advertising and VIP lounges, as well as due to a Ps.2.6 million increase in revenues from business lines operated by third parties was primarily the result of leasing of space, food and beverage operations, car rentals, other commercial revenues and financial services. The increase in aeronautical and non-aeronautical revenues was partially offset by a decrease of Ps.11.5 million in revenues from improvements to concession assets in 2013 as compared to 2012.

At the Guanajuato airport, revenues decreased by 11.0% or Ps.26.2 million, from Ps.237.0 million in 2012 to Ps.210.8 million in 2013, mainly due to a decrease of 84.5% or Ps.38.2 million in revenues from improvements to concession assets from Ps.45.2 million in 2012 to Ps.7.0 million in 2013 (revenues increased 6.3%, or Ps.12.0 million taking into account only revenues from aeronautical and non-

aeronautical services). Aeronautical revenues increased by 4.0% from Ps.156.8 million in 2012 to Ps.163.0 million in 2013, mainly due to a 5.0% increase in passenger traffic and a 2.25% increase in tariffs related to inflation. Non-aeronautical revenues increased by 16.6% or Ps.5.8 million, from Ps.35.0 million in 2012 to Ps.40.8 million in 2013. This increase is a result of a Ps.3.7 million increase in revenues from businesses operated by us, including increases in advertising and revenues related to the operation of the baggage screening systems, as well as a Ps.2.2 million increase in revenues from businesses operated by third parties associated with the leasing of space, car rentals and communications services.

Revenues at our other six airports increased by 22.2% or Ps.103.6 million, from Ps.467.4 million in 2012 to Ps.571.0 million in 2013, mainly due to an increase of 112.1%, or Ps.77.9 million from Ps.69.5 million in 2012 to Ps.147.4 million in 2013, in revenues from improvements to concession assets (revenues increased 6.4%, or Ps.25.6 million taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues at these airports increased by 5.4% or Ps.18.4 million, from Ps.337.0 million in 2012 to Ps.355.4 million in 2013, mainly due to a 5.9% increase in passenger traffic and a 2.25% increase in tariffs, due to inflation. Non-aeronautical revenues increased by 11.8% or Ps.7.2 million, from Ps.61.0 million in 2012 to Ps.68.2 million in 2013, primarily due to a combined Ps.4.7 million increase in leasing of space and communications services, as well as an increase in business lines operated by us of Ps.2.5 million, mainly from revenues from car parking charges and advertising.

Total Costs

Cost of Services

Cost of services, which is comprised of employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps.68.9 million, or 6.5%, from Ps.1.0 billion in 2012 to Ps.1.1 billion in 2013. Other costs increased 40.4% or Ps.64.0 million mainly due to higher professional services fee primarily due to higher legal expenses. Safety, security and insurance expenses increased 9.0%, or Ps.14.4 million, due to the outsourcing of certain of our check-point staff, the implementation of additional security measures required by airport authorities related to checking for liquids carried by boarding passengers and outsourcing the operation of the new baggage screening system equipment at our airports to a third party. Utility expenses increased 1.7%, or Ps.2.4 million, mainly due to an increase in electricity rates and higher consumption of electricity as a result of the expansion of our terminals, the operation of new baggage screening system equipment, in part related with the fulfillment of our Master Development Programs during 2013. Maintenance expenses increased 0.1% or Ps.0.2 million mainly due to routine maintenance on runways, security equipment, machinery and equipment, in addition to major maintenance undertaken in certain operational areas. This increase was partially offset by a 3.0% or Ps.12.0 million decrease in employee costs, mainly due to the to the outsourcing of certain of our check-point staff and the personnel responsible for operating our airbuses and walkways.

The main airport that contributed to the increase in the cost of services for 2013 was the Los Cabos airport. The cost of services at our Los Cabos airport increased from Ps.149.4 million in 2012 to Ps.181.1 million in 2013, or 21.2%, mainly as a result of the increase in electricity consumption due to the operation of the new terminal building, and the costs and expenses incurred by our direct operation of the convenience stores. In addition, we experienced, at the corporate level, an increase of Ps.30.4 million, or 45.1%, in professional fees, reflecting an increase in fees for legal defense, corporate consulting and the evaluation of new businesses.

Technical Assistance Fee and Concession Tax

The technical assistance fee increased 10.6%, or Ps.16.4 million, from Ps.155.1 million in 2012 to Ps.171.5 million in 2013. This increase was mainly due to an increase in our consolidated income from operations, which is used to calculate this fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

As a result of increased revenues (excluding revenues from improvements to concession assets as they do not form part of income for purposes of the government concession tax), government concession taxes increased 9.4%, from Ps.217.3 million in 2012 to Ps.237.7 million in 2013.

Depreciation and Amortization

Depreciation and amortization increased 6.8% or Ps.56.0 million, from Ps.827.2 million in 2012 to Ps.883.2 million in 2013, mainly due to the growth in infrastructure resulting from our fulfillment of our Master Development Programs and our commitment to provide better services to our clients. The amortization of concessions did not fluctuate materially.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets in 2013 decreased Ps.129.5 million, or 22.7%, from Ps.570.2 million in 2012 to Ps.440.7 million in 2013. The primary factor influencing the decrease in cost of improvements to concession assets from 2012 to 2013 was the change in amounts allocated in our Master Development Programs for 2013 as compared to 2012.

Operating Costs by Airport

Operating costs at our airports increased by Ps.23.5 million or 0.8% mainly due to the 6.5% increase in cost of services and the 6.8% increase in other expenses. The increases in cost of services, other expenses and items such as amortization of concessions and technical assistance fees were mostly offset by a Ps.129.5 million or 22.7% decrease in the cost of improvements to concession assets described above.

Operating costs for the Guadalajara airport were Ps.878.9 million in 2013, a 12.9% or Ps.100.6 million increase from the Ps.778.3 million recorded in 2012. This increase was primarily due to a 80.9% or Ps.107.0 million increase in the cost of improvements to concession assets from Ps.132.2 million in 2012 to Ps.239.2 million in 2013. The increase was partially offset by a Ps.2.2 million decrease in the cost of services, mainly in employee costs, utilities and advertising commissions, as well as a Ps.4.2 million decrease in depreciation and amortization (operating costs decreased Ps.6.4 million or 1.0% without including the cost of improvements to concession assets).

Operating costs for the Tijuana airport decreased Ps.40.6 million or 9.9%, to Ps.367.5 million in 2013 from Ps.408.0 million in 2012. This decrease was due to a 81.0% or Ps.40.3 million decrease in the cost of improvements to concession assets, from Ps.49.8 million in 2012 to Ps.9.4 million in 2013, and an increase of Ps.0.5 million in depreciation and amortization (operating costs decreased 0.1% or Ps.0.2 million without including improvements to concession assets).

Operating costs for the Los Cabos airport decreased 14.5% or Ps.72.2 million, to Ps.426.3 million in 2013 from the Ps.498.5 million recorded in 2012. This decrease was mainly due to a 92.0% or Ps.160.0 million decrease in the cost of improvements to concession assets from Ps.173.9 million in 2012 to Ps.13.9 million in 2013. This decrease was partially offset by a Ps.38.1 million increase in the cost of services, mainly in maintenance, utilities, safety security and insurance and doubtful accounts, in addition to a Ps.49.7 million increase in depreciation and amortization (operating costs increased 27.0% or Ps.87.7 million without including improvements to concession assets).

Operating costs for the Puerto Vallarta airport decreased 13.6% or Ps.54.7 million, to Ps.346.4 million in 2013 from Ps.401.1 million in 2012. This decrease was primarily due to a 73.1% or Ps.64.4 million decrease in the cost of improvements to concession assets from Ps.88.1 million in 2012 to Ps.23.7 million in 2013, and Ps.1.1 million decrease in the cost of services, mainly in doubtful accounts. The decrease was partially offset by a Ps.8.2 million increase in depreciation and amortization (operating costs increased 3.0% or Ps.9.5 million without including of improvements to concession assets).

Operating costs for the Hermosillo airport decreased 11.0% or Ps.15.9 million, to Ps.127.9 million in 2013 from the Ps.143.8 million recorded in 2012. This decrease was due to a 99.3% or Ps.11.5 million decrease in the cost of improvements to concession assets from Ps.11.6 million in 2012 to Ps.0.1 million in 2013. The cost of services decreased Ps.4.9 million, mainly in maintenance and professional fees, and depreciation and amortization increased Ps.0.1 million (operating costs decreased 3.3% or Ps.4.4 million without including improvements to concession assets).

Operating costs for the Guanajuato airport decreased 21.0% or Ps.34.3 million, from the Ps.163.0 million recorded in 2012 to Ps.128.7 million in 2013. This decrease was primarily due to a 84.5% or Ps.38.2 million decrease in the cost of improvements to concession assets, from Ps.45.2 million in 2012 to Ps.7.0 million in 2013, and a Ps.1.8 million decrease in the cost of services, mainly in employee costs and maintenance fees. The decrease was partially offset by a Ps.2.0 million increase in depreciation and amortization (operating costs increased 3.3% or Ps.3.8 million without including improvements to concession assets).

Operating costs for our six other airports increased 20.7% or Ps.94.1 million, from the Ps.455.3 million recorded in 2012 to Ps.549.4 million in 2013. This increase was primarily due to a 112.1% or Ps.77.9 million increase in the cost of improvements to concession assets from Ps.69.5 million in 2012 to Ps.147.4 million in 2013. Additionally, the cost of services increased Ps.14.8 million, and depreciation and amortization increased Ps.2.4 million (operating costs increased 4.2% or Ps.16.1 million without including improvements to concession assets).

Income from Operations

Operating income increased 12.3%, or Ps.259.7 million, from Ps.2.1 billion in 2012 to Ps.2.4 billion in 2013. This increase was due to higher revenue in 2013, which was partially offset by increases in expenses. Our operating margin increased 270 basis points, from 42.7% in 2012 to 45.4% in 2013 (taking into account only the sum of aeronautical and non-aeronautical revenues, the operating margin increased 130 basis points from 48.3% to 49.6% in 2013).

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

Operating income for the Guadalajara airport increased by 15.5% or Ps.141.8 million, from Ps.915.0 million in 2012 to Ps.1,056.8 million in 2013, mainly due to an increase in aeronautical and non-aeronautical revenues of Ps.135.4 million. Additionally, operating costs decreased Ps.2.2 million and depreciation and amortization decreased Ps.4.1 million. The operating margin increased 56 basis points, from 54.0% to 54.6% (operating margin increased 368 basis points from 58.6% to 62.3%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Tijuana airport increased by 34.4% or Ps.83.1 million, from Ps.241.6 million in 2012 to Ps.324.7 million in 2013, primarily due to a slightly greater increase in aeronautical and non-aeronautical revenues as a result of an increase in passenger traffic then the corresponding increase in operating costs. The operating margin increased 972 basis points from 37.2% to 46.9% (operating margin increased 729 basis points to 40.3% from 47.6%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Los Cabos airport increased by 8.2% or Ps.39.9 million, from Ps.487.3 million in 2012 to Ps.527.2 million in 2013, primarily due to the increases in aeronautical and non-aeronautical revenues. The operating margin increased 587 basis points from 49.4% to 55.3% (operating margin decreased 390 basis points to 60.0% from 56.1%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Puerto Vallarta airport increased by 2.0% or Ps.6.0 million, from Ps.298.3 million in 2012 to Ps.304.3 million in 2013, mainly due to an increase in aeronautical and non-aeronautical revenues as a result of the increase in passenger traffic greater than the corresponding increase in operating costs. The operating margin increased 411 basis points from 42.7% to 46.8% (operating margin decreased 27 basis points to 48.8% from 48.6%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Hermosillo airport increased by 26.2% or Ps.17.9 million, from Ps.68.3 million in 2012 to Ps.86.2 million in 2013, primarily due to an increase in the aeronautical and non-aeronautical revenues. The operating margin increased 804 basis points from 32.2% to 40.3% (operating margin increased 620 basis points from 34.1% to 40.3%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Guanajuato airport increased by 11.1% or Ps.8.2 million, from Ps.74.0 million in 2012 to Ps.82.2 million in 2013, primarily due to an increase in the aeronautical and non-aeronautical revenues. The operating margin increased 776 basis points from 31.2% to 38.9% (operating margin increased 174 basis points from 38.6% to 40.3% taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for our six other airports increased by 78.5% or Ps.9.5 million, from Ps.12.1 million in 2012 to Ps.21.6 million in 2013. The change in operating income was primarily due to a higher percentage increase in the sum of aeronautical and non-aeronautical revenues as compared to our fixed costs.

Finance Income (Cost)

Our finance cost decreased by Ps.37.2 million in 2013 with respect to 2012, from an expense of Ps.14.0 million in 2012 to an expense of Ps.51.2 million in 2013. Interest income went from income of Ps.0.8 million in 2012 to an expense of Ps.54.9 million in 2013, which represented a net change of Ps.55.7 million, due to: (i) a decrease of Ps.21.3 million in the capitalization of interest on bank loans in 2013; (ii) a Ps.30.8 million decrease in the price of Pemex bonds, classified as Fair Value Through Profit or Loss (FVTPL); and (iii) a Ps.3.6 million decrease in interest gains due to lower interest rates. This increase was partially offset by a reduction in the exchange rate loss that went from a loss of Ps.14.8 million in 2012 to a gain of Ps.3.8 million in 2013, resulting in a net reduction of Ps.18.6 million. This effect occurred due to the 0.4% devaluation of the Mexican peso versus the U.S. dollar during 2013, while during 2012, the Mexican peso appreciated 6.9%.

Income Taxes

As compared with 2012, income taxes decreased by Ps.251.7 million, from Ps.327.4 million in 2012 to Ps.75.8 million in 2013. Income taxes for 2013 principally consisted of the following: (i) current income tax expense for the year of Ps.653.6 million, an increase of Ps.101.8 million from 2012 to 2013 mainly due to a 10.6% increase in income before taxes, and offset by (ii) a deferred income tax benefit of Ps.577.8 million, due to an increase of Ps.353.5 million in 2013 associated primarily with (a) the 2014 Tax Reform’s effects on the income tax rate (increased from 28% to 30%) and (b) the change in fiscal amortization rates applied over our concession and rights to use airport facilities in some of our airports. Our effective tax rate decreased from 16% for 2012 to 3% in 2013, due primarily to changes in tax rates and the elimination of the IETU as a result of the 2014 Tax Reform.

Net Income

Net income increased by 26.8% or Ps.474.2 million, from Ps.1.8 billion in 2012 to Ps.2.2 billion in 2013, mainly due to the Ps.259.7 million increase in operating income, and the Ps.251.7 million decrease in income taxes. Our net margin increased from 35.8% in 2012 to 43.0% in 2013 (net margin increased to 46.9% from 40.5%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we did not incur any significant indebtedness until 2007. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our Master Development Programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2012, 2013 and 2014, we used Ps.1.1 billion, Ps.1.2 billion and Ps.1.6 billion, respectively, of our cash balances for the payment of dividends.

As of December 31, 2012, 2013 and 2014, we had Ps.1.7 billion, Ps.2.2 billion and Ps.1.6 billion of cash and cash equivalents, and Ps.433.6 million and Ps.410.4 million as of December 31, 2012 and 2013 of financial investments held for trading purposes, respectively. In 2013, we obtained new funds through a bank loan of Ps.488.2 million for use in connection with our capital expenditures in 2013. In 2014, we obtained new funds through a bank loan of Ps.1.4 billion for use in connection with our capital expenditures in 2014 and to pre-pay prior bank loans.

In 2014, we decided to modify our leverage strategy to rely more heavily on debt issuances on the Mexican capital markets while continuing to use working capital and resources expected to be generated from operations. On February 20, 2015, we issued 26 million long-term bond certificates on the Mexican market (Certificados Bursátiles) for a total of Ps.2.6 billion. The proceeds from the issuance were allocated to repay in full our outstanding bank debt in the amount of Ps.1.7 billion and the remainder was allocated to finance capital investments set forth in the Master Development Program for 2015.

Cash Flows

In 2014, we generated Ps.3.5 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: (i) dividend payments of Ps.1.2 billion on May 22, 2014 and Ps.397.5 million on July 4, 2014; (ii) a capital distribution of Ps.1.5 billion on May 8, 2014; (iii) capital expenditures of approximately Ps.106.8 million in machinery, equipment and improvements to our airport facilities; and (iv) share repurchases of approximately Ps.69.3 million in shares.

In 2013, we generated Ps.3.0 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: (i) dividend payments of Ps.907.5 million on April 25, 2013 and Ps.302.5 million on November 27, 2013; (ii) capital expenditures of approximately Ps.192.7 million in machinery, equipment and improvements to our airport facilities, and (iii) share repurchases of approximately Ps.276.7 million in shares.

In 2012, we generated Ps.2.7 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: (i) dividend payments of Ps.847.5 million on May 31, 2012 and Ps.282.5 million on November 1, 2012; (ii) a capital reduction of Ps.870.0 million; and (iii) capital expenditures of approximately Ps.193.3 million in machinery, equipment and improvements to our airport facilities.

Indebtedness

On December 9, 2009, our Guanajuato, Guadalajara, Hermosillo and Puerto Vallarta airports entered into unsecured credit agreements with cross guarantees provided by the individual airports with Banamex and HSBC for Ps.325.7 million from each institution, for a total of Ps.651.4 million. In connection with these loans, each of those airports entered into a cash flow hedge with Banamex to hedge interest rate risk. Additionally, on February 4, 2014, we prepaid the outstanding balance of Ps.217.6 million of the loans in full. Therefore, the hedge for the loans is no longer applicable or necessary.

On May 26, 2011, we entered into an additional Ps.1.0 billion line of credit with HSBC, represented by unsecured credit agreements with cross guarantees provided by the individual airports, for our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports. The new line served to finance working capital and capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012. The loans bear interest at the variable 28-day TIIE rate plus 165 basis points and require quarterly principal and interest payments over a period of seven years. During 2011 and 2012, a total of Ps.913.1 million was disbursed under the line of credit; the remaining Ps.110.8 million was not disbursed. During the months of January and February 2015, we prepaid the outstanding balance of Ps.394.1 million of the loans in full.

On June 6, 2011, we entered into an additional Ps.551.4 million line of credit with Banamex, represented by unsecured credit agreements with cross guarantees provided by the individual airports, for our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports. This line also served to finance working capital and capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012. The loans bear interest at the variable 91-day TIIE rate plus 135 basis points for the 2011 disbursements and at the variable 91-day TIIE rate plus 143 basis points for the 2012 disbursements. The loan requires quarterly principal and interest payments over a period of seven years from the date of the disbursement. Ps.355.1 million in funds from this line were disbursed on different dates during 2011. The remaining Ps.196.3 million was to be disbursed during 2012. However, on March 16, 2012, Banamex notified the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports that based on article 294 of Mexico’s Negotiable Instruments and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito) and pursuant to clause XXIV of the credit agreement entered into with these airports, Banamex would not make any of the future disbursements outlined in clause V of the credit agreement. On November 7, 2012, the Company notified Banamex that the remaining balance of the loan would be prepaid. Ps.77.9 million of the remaining balance was prepaid on December 7, 2012 and Ps.105.3 million was prepaid on December 23, 2012. A final payment was made on January 11, 2013 for Ps.104.6 million, for a total of Ps.287.8 million; thereby repaying the loan balance in full. With these payments the loans were completely liquidated. This prepayment was financed by a new loan from BBVA Bancomer for the

Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports for Ps.287.8 million, which was contracted on November 23, 2012 and which bears interest at the variable 91-day TIIE rate plus 120 basis points and requires quarterly principal and interest payments for a period of seven years. This is an unsecured credit agreement with cross guarantees between the airports receiving the credit. During the months of January and February 2015, we prepaid the outstanding balance in full.

In April 2013, we entered into an additional loan for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports for Ps.459.4 million, which bears interest at the variable 91-day TIIE rate plus 133 basis points and requires quarterly principal and interest payments for a period of seven years. This is an unsecured credit agreement with cross guarantees between the airports receiving the credit. During 2013, a total of Ps.305.4 million was disbursed under this line of credit. In 2014, a total of Ps.101.5 million was disbursed; the remaining Ps.52.5 million was not disbursed. During the months of January and February 2015, we prepaid in full the outstanding balance of Ps.230.4 million.

On November 28, 2014, we opened a revolving credit line with Scotiabank Inverlat, S.A., Institución de Banca Múltiple, for a total of Ps.1,741.0 million, to pre-pay prior bank loans entered into with other banking institutions. Credit taken under this line bears interest at the variable 28-day TIIE rate plus 57 basis points, with a single payment of the principal 180 days after the disbursement and monthly interest payments. As of the date of this report this line of credit has been prepaid in full.

As of December 31, 2014, we were in compliance with all covenants stipulated by these credit agreements.

On February 20, 2015, we made our debut issuance of long-term bond certificates on the Mexican market (Certificados Bursátiles) for a total of Ps.2.6 billion. The proceeds from the issuance of the 26 million long-term bond certificates were allocated to repay in full our outstanding bank debt in the amount of Ps.1.7 billion and the remainder was allocated to finance capital investments set forth in the Master Development Program for 2015. The long-term bond certificates were issued in two tranches with the following terms: (i) 11 million five-year bond certificates issued under the ticker symbol “GAP 15” at a nominal value of Ps.100 each, for a total value of Ps.1.1 billion, on which interest will be payable every 28 days at a variable rate of 28-day TIIE plus 24 basis points, and the principal payable at maturity on February 14, 2020; and (ii) 15 million ten-year bond certificates issued under the ticker symbol “GAP 15-2” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest will be payable every 182 days at a fixed rate of 7.08%, and the principal payable at maturity on February 7, 2025.

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

In December 2009, the SCT approved our Master Development Programs for each of our airports for the 2010 to 2014 period. This five-year program was in effect from January 1, 2010 until December 31, 2014. In December 2014, the SCT approved our Master Development Programs for each of our airports for the 2015 to 2019 period. This five-year program is in effect from January 1, 2015 until December 31, 2019.

The table below sets forth our historical capital expenditures. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For the 2012, 2013 and 2014, the total of our investments allocated but unpaid were Ps.163.6 million, Ps.135.4 million and Ps.86.3 million, respectively.

Capital Expenditures

Year ended December 31,	Total Capital Expenditures
(thousands of pesos)(1)
2014	Ps.620,266
2013	686,270
2012	979,014

(1)	Expressed in nominal pesos.

In 2014, we spent Ps.620.3 million on capital expenditures, primarily for expansion and remodeling of terminal buildings and improvements to runways and aprons at our Guadalajara airport and for the border crossing at our Tijuana airport. In 2013, we spent Ps.686.3 million on capital expenditures, principally for expansion and remodeling of terminal buildings and improvements to runways and aprons at the Guadalajara, Los Cabos, Tijuana, La Paz and Manzanillo airports. In 2012, we spent Ps.979.0 million on capital expenditures, principally for terminals, and runways and aprons. On December 15, 2011, we established two trusts to set aside the financing needs for the expansion of the main terminal at our Tijuana airport and for the new Terminal 2 at our Los Cabos airport, respectively. The funds set aside in these trusts were used exclusively to make payments for work on each of the projects; as of December 31, 2013, the related expansion projects at the Tijuana and Los Cabos airports were concluded and as a result, the funds were released. See “Item 4, History and Development of the Company – Master Development Programs” for more detail on our historical capital expenditures.

During 2012, 2013 and 2014, 19.7%, 17.3% and 17.2%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and from the indebtedness described above.

Share Repurchase Program

At the General Ordinary Shareholders’ Meeting held on April 16, 2013, a stock buy-back program for Series B shares was approved for a maximum amount of Ps.640 million for the twelve months following April 24, 2013. During that period we purchased 5,145,053 shares for Ps.346.1 million, at an average price of Ps.67.26 per share. These shares represent 0.9% of our total outstanding shares. At the General Ordinary Shareholders’ Meeting held on April 16, 2012, a stock buy-back program for Series B shares was approved for a maximum amount of Ps.280.0 million for the twelve months following April 16, 2012. No shares, however, were repurchased during 2012. At the General Ordinary Shareholders’ Meeting held on April 27, 2011, a stock buy-back program for Series B shares was approved for a maximum amount of Ps.473.5 million for the twelve months following April 27, 2011. During that period we purchased 10,061,800 shares at an average price of Ps.47.06 for Ps.473.5 million. These shares represent 1.8% of our total outstanding shares. In the aggregate, as of December 31, 2014, we held 35,424,453 shares in our treasury worth approximately Ps.1.7 billion, at an average price of Ps.48.93 per share; as of March 31, 2015, we held 35,424,453 shares, at an average price of Ps.48.93 per share.

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

Income Taxes

In conformity with IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At year-end for 2012, 2013 and 2014, we recorded, within the deferred income tax asset, an estimated amount of recoverable asset tax paid of Ps.335.3 million, Ps.291.7 million and Ps.233.1 million, respectively, based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. As a result of changes in Mexican tax law (see “Item 5, Operating and Financial Review and Prospects – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring in 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports, and for ourselves, which has ten years to apply its tax loss. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Based on our financial projections, up to December 31, 2014, we will recognize deferred income taxes based on that expectation. In 2012, 2013 and 2014, we reduced the recoverable income taxes paid on dividends for a total amount of Ps.0.2 million, Ps.0.5 million and Ps.32.6 million, respectively, as we did not believe we would recover those amounts in future years. Every year we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

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

Accounting for the Concession

We believe we have carried out a comprehensive implementation of the standards applicable to the accounting treatment of our concession and have determined that, among others IFRIC 12 is applicable to us. We treat our investments related to improvements and upgrades to be performed in connection with our Master Development Programs under the intangible asset model established by IFRIC 12 and do not recognize a provision for maintenance, as all investments required by the Master Development Programs, regardless of their nature, directly increase the maximum tariff per traffic unit. Accordingly, all amounts invested under the Master Development Programs have a direct correlation to the amount of fees we will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues we will be able to generate. As a result, we define all expenditures associated with investments required by the Master Development Programs as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the Master Development Programs is mandatory, as well as the fulfillment of the maximum tariff and therefore, in case of a failure to meet any one of these obligations (Master Development Program amounts or maximum tariff), we could be subject to sanctions and our concessions could be revoked. See “Item 4, Regulatory Framework – General Obligations of Concession Holders.”

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

Recently Issued Accounting Standards

The following are new or revised International Financial Reporting Standards that have been issued but are not yet effective:

Standard	Effective as of
IFRS 14 – Regulatory Deferral Accounts	January 1, 2016
Amendments to IFRS 11 – Acquisitions Accounting for Investments in joint arrangement	January 1, 2016
Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41 – Agricultural: Production Plants	January 1, 2016
IFRS 15 – Revenue from Contracts with Customers	January 1, 2017
IFRS 9 – Financial Instruments	January 1, 2018

The following is a summary of these standards; for a full description see Note 30 in our consolidated financial statements. At the date of this report, we have not fully assessed the effects of adopting these new standards and amendments on our consolidated financial information.

IFRS 14 – Regulatory Deferral Accounts

IFRS 14 specifies the accounting for deferral account balances arising from regulated activities. The standard is applicable to an entity that recognizes, in its first IFRS financial statements, regulatory deferral account balances in accordance with its previous accounting framework. The standard permits entities to continue to use, in its first and subsequent IFRS financial statements, the policies adopted under its previous accounting framework with respect to regulatory deferral account balances, with limited changes. In addition, the standard requires the separate presentation of regulatory deferral account balances in the statement of financial position and to present the movement of those accounts the statement of profit or loss and other comprehensive income. The standard also requires specific disclosures to identify the nature of, and risks associated with, the rate regulation that has resulted in the recognition of regulatory deferral account balances in accordance with this standard.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 – Revenue, IAS 11 – Construction Contracts and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

We anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in our consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until we perform a detailed review.

Amendments to IFRS 11 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 – Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 – Impairment of Assets regarding impairment testing of a cash generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation. A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations. The amendments to IFRS 11 apply prospectively for annual periods beginning on or after January 1, 2016.

We do not anticipate that the application of these amendments to IFRS 11 will have a material impact our consolidated financial statements.

Amendments to IAS 16 IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

(a)	when the intangible asset is expressed as a measure of revenue; or

(b)	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016.

Currently, we use the straight-line method for depreciation and amortization for property, plant and equipment, and intangible assets respectively. We believe that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, we do not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on our consolidated financial statements.

IFRS 9 – Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include (i) impairment requirements for financial assets and (ii) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9 are:

•

All recognized financial assets that are within the scope of IAS 39 – Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in net income (loss).

•	With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•	The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

We anticipate that the application of IFRS 9 in the future may have a material impact on amounts reported in respect of our financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 we undertake a detailed review.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2014:

	Payments due by period
	Total	Less than 1 year(4)	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs(1)(5)	Ps. 5,478.6	Ps. 1,412.2	Ps. 3,759.6	Ps. 306.8	N/A
Purchase Obligations(2)	447.2	87.0	266.2	94.0	—
Debt	1,719.5	978.5	602.7	138.2	N/A
Interest from Debt(6)	130.0	56.1	71.3	2.6	—
Operating Lease Obligations(3)	24.9	9.3	14.5	1.1	N/A
Total	Ps. 7,800.2	Ps. 2,513.1	Ps. 4,714.3	Ps. 542.7	N/A

(1)	Peso figures are expressed in constant pesos as of December 31, 2012, based on the Mexican Producer Price Index’s construction price index.
(2)	Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2014. For the peso calculation, we assume an average exchange rate of Ps.15.0 per U.S.$1.00 and an annual U.S. inflation rate of 2%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2014.
(5)	In the fifth year of the Master Development Programs (2019), a negotiation will take place with the SCT to determine the new Master Development Program commitments for the subsequent five-year period (2020-2024).
(6)	For the interest calculations, we determined the interest payments using a fixed interest rate of 8.52% for the loans contracted in 2007, using an estimated rate of 8.37% for the loans contracted in 2009, an estimated rate of 7.13% for the loans contracted in 2011, an estimated rate of 6.83% for loans contracted in 2012, an estimated rate of 5.55% for loans contracted in 2013 and an estimated rate of 4.72% for loans contracted in 2014. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness”.

Item 6.	Directors, Senior Management and Employees

Directors

The board of directors is responsible for the management of our business. Pursuant to our bylaws, our board of directors generally must consist of eleven members. Under Mexican law, at least 25 percent of our directors must be independent (as determined by our shareholders at each annual General Ordinary Shareholders’ Meeting, applying the provisions of our bylaws and relevant Mexican and other laws); under the Securities Market Law, the National Banking and Securities Commission may object to such designation of independence. Historically, our board of directors has comprised eleven members. Currently, our board of directors consists of ten directors due to the resignation of Mr. Carlos del Rio Carcaño from our board of directors pursuant to the sale of DCA’s position to CMA on December 11, 2014.

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

At our April 23, 2014, General Ordinary Shareholders’ Meeting, several changes were approved to the composition of our board of directors, including the ratification of one new member. In addition, as a result of changes in AMP’s shareholders, on December 11, 2014, Mr. Carcaño (proprietary member), Julian Fernandez Rodes (alternate member) and Vicente Grau Alonso (alternate member), each appointed by DCA, submitted their resignation to our board of directors; accordingly, their substitutes will be appointed at the Ordinary Shareholders Meeting to be held on April 21, 2015. The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain resolutions adopted at our Corporate Shareholders’ Meetings.”

Name	Title	Director since	Age	Alternate
Eduardo Sánchez Navarro Redo(1)	Chairman and Director (AMP)	April 16, 2012	69	José Vicente Corta Fernández
Francisco Javier Marín San Andrés(1)	Director (AMP)	August 1, 2001	56	Maria de los Reyes Escrig Teigeiro
Rodrigo Marabini Ruiz(1)	Director (AMP)	April 16, 2014	52	—
Eduardo J. Gallastegui Armella(3)	Director (appointed by Grupo México)	July 25, 2010	58	—
Carlos Cárdenas Guzmán(2)	Director (Independent)	September 22, 2011	64	—
Joaquin Vargas Guajardo(2)	Director (Independent)	April 16, 2012	61	—
Álvaro Fernández Garza(2)	Director (Independent)	February 26, 2014	47	—
Juan Diez-Canedo Ruiz(2)	Director (Independent)	April 23, 2014	60	—
Ángel Losada Moreno(2)	Director (Independent)	April 23, 2014	63	—
Roberto Servitje Achutegui(2)	Director (Independent)	April 16, 2012	61	—

(1)	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
(2)	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
(3)	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.

Eduardo Sánchez Navarro Redo. Mr. Sánchez Navarro Redo is chairman of our board of directors, a position he has held since 2012. He is currently also the chairman of the board of Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”). He is the founder of Grupo Questro, a real estate investment group with substantial holdings in Los Cabos, including luxury resorts and residential developments such as Cabo Real and Puerto Los Cabos. He is also a member of the board of directors and vice chairman of CULTIBA (the holding company for GEPP and Grupo Azucarero) and a member of the Mexican Resort Development Association (AMDETUR) since 1991, which is an organization that includes 90% of tourism real estate developers in the country. He is the vice president of the National Tourist Business Counsel (CNET) and has served as president of the Hotels and Tourism Companies Investors Association (AIHET). He is also the president and founder of the Coordinating Counsel of Los Cabos.

Francisco Javier Marín San Andrés. Mr. Marín San Andrés was elected to the Company’s board of directors on August 1, 2001 as a director nominee. He is CEO of Aena Aeropuertos, S.A. (“Aena”). He also serves as managing director of Aena Desarrollo Internacional, a subsidiary that manages Aena’s activities abroad, a member of the board of directors of the engineering company Ingeniería y Economía del Transporte S.A. (INECO), and a member of the board of AMP. He joined Aena in 1991 and he has occupied different executive posts since then, including CEO of Air Navigation, Director of Corporate Development, and CEO of Aena Internacional. He has also served in various positions at the Technical University of Madrid, in the Directorate General of Civil Aviation, in the Eurocontrol Experimental Centre in Paris, and in the business group Indra Sistemas S.A. Mr. Marín San Andrés has a degree in aeronautical engineering from the Universidad Politécnica of Madrid and a Master’s Degree in Financial Management from the Official Chamber of Commerce and Industry of Madrid, and he has completed an Executive Management Program (PADE) at the IESE Business School.

Rodrigo Marabini Ruíz. Mr. Marabini Ruíz has been a member of our board of directors since 2006. He has more than 25 years of professional experience, mostly in the airport sector. He has been CEO of Aena Desarrollo Internacional since 2004, and also serves on the board of directors and on the Executive Committee. In 1997, he joined Aena Desarollo Internacional as Technical Director and subsequently served as Director for Concessions and Services. Prior to 1997, he was a consultant in organizational, systems and business practices for the public and transportation industry for the firms Arthur Andersen and Andersen Consulting (currently Accenture) and as an independent consultant. He also serves as a member of the boards of directors of various other companies in which Aena Desarrollo Internacional has invested, such as those of AMP, British company London Luton Airport Holding and Colombian company Aerocali S.A. Mr. Marabini Ruíz holds a degree in Aeronautical Engineering from the ETSIA Polytechnic University of Madrid, specializing in airports, and a Diploma of Senior Management from the IESE Business School of Madrid.

Eduardo J. Gallastegui Armella. Mr. Gallastegui Armella has been a member of our board of directors since he was appointed by Grupo México, S.A.B. de C.V. in July 2010. Mr. Gallastegui Armella has a wide range of professional experience advising Mexican and foreign companies on matters of corporate governance, commercial and financial law, mergers and acquisitions, arbitration, telecommunications, antitrust, pharmaceuticals and foreign investments in Mexico. In 1985, he became a founding partner of the law firm Gallestegui y Lozano, S.C. Prior to founding his own law firm, he was previously a partner at Vazquez Pando, Celis Azuela y Asociados from 1982 to 1985. Previously, he was an attorney with Noriega y Escobedo, S.C. and Gillette de México, S.A. de C.V. Mr. Gallastegui Armella holds a degree in law from the Universidad Iberoamericana.

Carlos Cárdenas Guzmán. Mr. Cárdenas Guzmán has been a member of our board of directors since 2011, where he also serves as president of our Audit Committee. After 39 years of active service as an accountant, he retired as a partner from Ernst & Young Mexico. He also currently serves on the boards of directors and audit committees of numerous large Mexican companies, including as secretary and former president of The American British Cowdray Medical Center, I.A.P., board member and president of the Audit Committee of CHG-MERIDIAN México, S.A.P.I. de C.V., board member of Reaseguradora Patria, S.A.B.; and Statutory Auditor of General de Seguros, S.A.B. He is also a member of several business and professional associations; most notably, he served as President of the Mexican Institute of Certified Public Accountants (IMCP) for 2012 to 2013. Mr. Cárdenas Guzmán is a Certified Public Accountant, with a degree from the Universidad Autónoma de Guadalajara and a Master’s Degree in Tax Law from the Universidad Panamericana (IPADE).

Joaquin Vargas Guajardo. Mr. Vargas Guajardo was elected as an independent director to the Company’s board of directors on April 16, 2012. He is chairman of the board of directors of Grupo MVS Comunicaciones, S.A. de C.V., which includes, among others, radio stations such as MVS News, EXA FM and La Mejor, as well as DISH satellite television services and the television channel 52MX. He serves on the boards of directors of publically traded companies Vitro, Grupo Financiero Santander and Medica Sur. He is also a member of the boards of directors of El Universal newspaper, Costamex and the Panamericana University, among others.

Álvaro Fernández Garza. Mr. Fernández Garza was elected to the Company’s board of directors on February 26, 2014 as a provisional director nominee and serves as an independent director. He serves as president of ALFA and also sits on the board of directors of Vitro, ALFA and CYDSA. He is also a member of the boards of directors of the Universidad de Monterrey (UDEM) and the Museo de Arte Contemporaneo de Monterrey (MARCO). Mr. Fernández Garza holds a Bachelor’s Degree in Economics from the University of Notre Dame and MBAs from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and from Georgetown University.

Juan Diez-Canedo Ruiz. Mr. Diez-Canedo Ruiz was elected as an independent director to the Company’s board of directors on April 23, 2014. After over a decade in banking, during which he led Banco Internacional (currently HSBC) through some of the major privatizations at the time, including Telmex, Mexicana de Aviación, Industrias Conasupo and Fertimex, he was appointed CEO of CINTRA, the holding company for the Mexican airlines Aeroméxico and Mexicana, in November 1999. From 2002 to 2008, he was president of FODECO, a consulting firm. Since 2009, he serves as the president of Financiera Local. He has been an independent member of the boards of directors of Banco Mercantil del Norte (Banorte), Telmex, Alcatel, Fondo de Cultura Economica and Deportes Martí. At Banorte, he is also a member of the Consejo Regional Metropolitano. From 1995 until November 2013, he was an independent member and president of the audit committees of the boards of directors of GRUMA, S.A.B. de C.V. (a NYSE-listed company) and of its subsidiary Grupo Industrial Maseca, S.A.B. de C.V. Mr. Diez-Canedo Ruiz holds a Bachelor’s Degree in Economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in Economics from the Massachusetts Institute of Technology.

Ángel Losada Moreno. Mr. Losada Moreno was elected as an independent director to the Company’s board of directors on April 23, 2014. He is currently chairman of the board of directors and CEO of Grupo Gigante, S.A.B. de C.V. He is a member of the boards of directors of Teléfonos de México, S.A. de C.V., Grupo Financiero Banamex, the Federico Gómez Children’s Hospital, Laboratorios Novag and MD Anderson. He is also president of the board of trustees of the “Ver Bien” Foundation. He has also served as chairman of the board of directors of the Mexican National Association of Retailers (Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., or ANTAD), as a director and member of the board of directors of the Food Marketing Institute of the United States and as member of the board of Mexico City’s National Chamber of Commerce. Mr. Losada Moreno holds a degree in business administration from Universidad Anáhuac.

Roberto Servitje Achutegui. Mr. Servitje Achutegui was elected as an independent director to the Company’s board of directors on April 16, 2012. He has 25 years of experience in the food and beverage industry. He served as executive vice president and director of Grupo Bimbo, S.A., and has been president of Grupo Altex S.A., a diversified agro-industrial group, since January 2000. He is also a member of the boards of directors of various companies, such as Grupo Elektra, Banco Azteca, Grupo Lacrem (in Barcelona, Spain) and Financiera Independencia. He also serves as co-chair of Mexico’s “Vision for Sustainable Agriculture” at the World Economic Forum and as Treasurer of the Patronato de Arte Contemporáneo and of the Fundación Olga y Rufino Tamayo. Mr. Servitje Achutegui received a degree in business administration from Universidad Iberoamericana and an MBA in marketing and finance from Northwestern University (Kellogg).

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Fernando Bosque Mohíno	Chief Executive Officer	January 1, 2011	61
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	43
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	62
Jorge Luis Valdespino Rivera	Director of Human Resources and Quality Control	August 21, 2006	51
Tomás Enrique Ramírez Vargas	Director of Commercial Activities	August 1, 2013	34
José Ignacio Ascacíbar Martínez	Director of Technical Operations	April 1, 2010	50

Fernando Bosque Mohíno. Mr. Bosque Mohíno was named our CEO effective January 1, 2011. He has over 35 years of experience in the airport sector. He began his career in 1976 the Federal Aviation and Transportation Department in Spain. Recently, he served as the CEO of MBJ Airports Limited, in Montego Bay, Jamaica, appointed by Abertis. He has extensive knowledge of the airport industry having previously been the Chief Financial Officer of AENA Internacional, one of our strategic partners. He served as a member of ASUR’s Board, working as Ferrovial’s concession director, and consequently has a strong understanding of the privatization structure of Mexican Airports. Mr. Bosque Mohíno is a graduate in economics and business from the Universidad Autónoma de Madrid.

Saúl Villarreal García. Mr. Villarreal García was named our CFO effective on February 25, 2015. He joined the Company in October 2003 and has been responsible for overseeing Corporate Administration since that time; as a result, he has vast experience and knowledge of the Company, mainly from an Administrative and Financial Management aspect. In 2006, he participated in the Initial Public Offering process and more recently participated in the issuance of bond certificates on the local market. Mr. Villarreal García is a public accountant with an MBA from the University of Guadalajara and a master’s degree in finance with a concentration in international accounting from the Universidad Panamericana.

Sergio Enrique Flores Ochoa. Mr. Flores Ochoa was named our General Counsel in February 2002. Previously, he was the manager of legal matters for the Mexican Airport and Auxiliary Services Agency and an Assistant District Attorney for the Federal District of Mexico. In addition, he was head of the legal department of INFONAVIT and legal manager for NAFIN. Mr. Flores Ochoa received a degree in law, as well as a master’s degree in law, from the Universidad Nacional Autónoma de México (UNAM).

Jorge Luis Valdespino Rivera. Mr. Valdespino Rivera was named our Director of Human Resources in August 2006. He has fourteen years of experience as a human resources executive. He worked in the pharmaceutical industry at Searle de México, S.A. de C.V. as Human Resources Manager, and in the automotive industry at Valeo Group as Human Resources Director, and at Hella de México, S.A. de C.V. as Human Resources Corporate Director. Mr. Valdespino Rivera received an undergraduate degree in business administration and a postgraduate degree in human resources from the Universidad Tecnológica de México.

Tomas Enrique Ramírez Vargas. Mr. Ramírez Vargas was named our Director of Commercial Activities in August 2013. He joined the Company in 2007 as the Commercial Development Manager and has previous experience in route development and infrastructure concessions. Mr. Ramírez Vargas holds a bachelor’s degree in management and finance from the Universidad Panamericana and an MBA through a joint program of the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and the Thunderbird School of Global Management.

José Ignacio Ascacíbar Martínez. Mr. Ascacíbar Martínez was named our Director of Technical Operations in April 2010. In 1989, he began his career at Iberia, Líneas Aéreas de España, S.A., where he was Manager of Flight Programs. In 1995, he became the Director of Information Systems at Aeropuertos Españoles de AENA, in addition to being a member of Aeropuertos Españoles’ Executive Committee. Mr. Ascacíbar Martínez holds a degree in Aeronautical Engineering from the Universidad Politécnica de Madrid, as well as an MBA from the Instituto de Empresa in Madrid, a Certificate in Business Development from IESE in Madrid, a master’s degree in airport operations from ETSIA Polytechnic University in Madrid and a Certificate in European Studies from C.I.F.E. in Madrid.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

For 2014, the aggregate compensation paid to our seven independent directors was approximately Ps.4.4 million. The compensation paid to the director appointed by Grupo México was approximately of Ps.0.6 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors receive a base annual compensation of U.S.$44,100 for their service on our board of directors. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee receives an additional 17.5% of the base annual compensation; members of our Audit Committee receive 10% of the base annual compensation; and member of our Acquisition Committee or our Compensation Committee receive 5% of the base annual compensation.

Under the technical assistance agreement with AMP, the eight directors and alternates elected by AMP do not receive compensation from us for serving on our board of directors.

The compensation paid to our seven executive officers amounted to Ps.25.3 million in 2014, including salaries, bonuses and other compensation. We have not established any pension, retirement or similar benefits or arrangements for these individuals.

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock, except as described in “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders.” None of our directors or executive officers is entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law. Additionally, we have not made personal loans to our directors or executive officers and do not have a stock option plan or any equivalent plan.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, shall have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, as a result of certain resignations of directors and executives, the members of the Operating Committee are Fernando Bosque Mohíno, CEO, who chairs the committee; Carlos Laviada Ocejo; Tomás Enrique Ramírez Vargas, Director of Commercial Activities; and José Ignacio Ascacíbar Martínez, Director of Technical Operations. Carlos Manuel Porrón Suarez and Carlos Rohm serve as alternates for Fernando Bosque Mohíno and Carlos Laviada Ocejo, respectively. A full six members will be appointed or confirmed by the General Meeting of Shareholders to be held on April 21, 2015.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for: (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. The Audit and Corporate Practices Committee is also responsible for reviewing our corporate governance and all related-party transactions

(according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit and Corporate Practices Committee of the number of members representing 20% of the committee’s total members, but at least one member who must also fulfill applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit and Corporate Practices Committee must at all times be compliant with all applicable laws and regulations, including independence requirements, for every jurisdiction in which our securities are listed or quoted. As of the date of this report, the members of the Audit and Corporate Practices Committee are Carlos Cárdenas Guzmán, Juan Diez-Canedo Ruíz and Ángel Losada Moreno.

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. The committee is formed by two members and one alternate. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and AMP or any of its related parties, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, as a result of the resignation of Carlos del Rio Carcaño, the Acquisitions Committee consists solely of proprietary member Joaquin Vargas Guajardo and alternate member Eduardo Sanchez Navarro Redo. A second proprietary member will be appointed by the General Meeting of Shareholders to be held on April 21, 2015. A secretary has also been appointed who is not a member of the committee. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within the scope of its subject matter. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are José Vicente Corta Fernández and Álvaro Fernández Garza. Rodrigo Marabini Ruíz was elected to serve as an alternate member to José Vicente Corta Fernández.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees

	December 31,
	2012	2013	2014(2)
Categories of activity:
Airport operations	583	537	524
Airport maintenance	133	144	142
Administration(1)	185	197	211
Geographic location:
Guadalajara	142	143	132
Tijuana	86	88	88
Los Cabos	80	84	82
Puerto Vallarta	76	77	80
Hermosillo	63	55	54
Guanajuato	62	51	53
La Paz	47	44	44
Mexicali	48	44	42
Aguascalientes	49	45	45
Morelia	56	48	49
Los Mochis	40	38	38
Manzanillo	35	33	33

Total(1)	901	878	877

(1)	Total at December 31, 2012, 2013 and 2014 includes 117, 128 and 137 employees, respectively, of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., our administrative services subsidiary located in Guadalajara.
(2)	As of April 10, 2015, CORSA employed 421 people, SIAP employed 378 people and Puerta Cero Parking, S.A. de C.V. employed 74 people.

As of December 31, 2014, 52.7% of our employees were non-unionized employees. The remaining 47.3% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of ASA as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to each one of our twelve airport subsidiaries; which is negotiated by the respective local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2014, we successfully renegotiated our collective bargaining agreement, thereby securing a favorable and productive work environment for our employees for 2015 and 2016. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During October 2016, we will be required to renegotiate the collective bargaining agreement.

We offer a savings plan available to all of our employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2012, 2013 and 2014, we made a total of Ps.15.3 million, Ps.16.0 million and Ps.15.1 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 6, 2015:

Major Shareholders

	Number of Shares		Percentage of Total Share Capital

Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	13,519,900	84,150,000	2.4	15.0
Grupo México S.A.B. de C.V.(1)	112,520,539	—	20.0	—
Weston Hill Equity Holdings, LP(2)	38,065,295	—	6.8	—
Public (3)	312,744,266	—	55.8	—

(1)	Based on the Schedule 13D amendment filed on April 6, 2015, by Grupo México.
(2)	Based on the Schedule 13D amendment filed on December 10, 2014, by Weston Hill Equity Holdings, LP. Carlos Laviada Ocejo is a general partner of Weston Hill Equity Holdings, L.P. In addition, Mr. Laviada Ocejo and his wife, Laura Diez Barroso, are investors in CMA, which owns 66.66% of AMP. Mr. Laviada Ocejo directly beneficially owns 150,000 Series B shares, and Ms. Diez Barroso directly beneficially owns 430,000 Series B shares. Consequently, they may be deemed to share an indirect beneficial ownership of 52,165,195 Series B shares, representing 9.3% of our total share capital (excluding the 84,150,000 BB shares beneficially owned directly by AMP). See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP”.

AMP holds all of our Series BB shares, representing 15% of our total share capital. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.” As of April 1st, 2015, approximately 19.8% of our Series B shares were held in the form of ADSs. 31.7% of the holders of our ADSs (33 holders, including The Depository Trust Company) had registered addresses in the United States.

AMP Trust, Bylaws and Shareholders’ Agreement

The rules governing the sale of our Series BB shares to AMP required that AMP place all of its Series BB shares in trust in order to guarantee AMP’s performance of its obligations under the technical assistance agreement and AMP’s commitment to maintain its interest in us for a specified period. Accordingly, AMP has placed its shares in trust with Bancomext. This trust provides that AMP may instruct Bancomext with respect to the voting of the shares held in trust that represent up to 10% of our capital stock; the remaining 5% is required to be voted in the same manner as the majority of all shares voted at the relevant shareholders’ meeting. Under our bylaws and the trust, AMP could not sell any of its Series BB shares before August 25, 2004. Since the end of this no-sale period, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. After August 25, 2009, AMP may sell in any year up to 20% of its remaining 51% ownership interest in us represented by Series BB shares. The terms of the trust will be extended for an additional fifteen years if, at the end of the initial fifteen-year term, AMP holds shares representing more than 10% of our capital stock. AMP may terminate the trust before the second fifteen-year term begins if (i) AMP holds less than 10% of our capital stock at the end of the initial term, and (ii) the technical services agreement has been terminated. AMP is required to deposit in the trust any additional shares of our capital stock that it acquires.

AMP’s shareholders have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, meanwhile (i) the appointment of AMP’s representatives to our board of directors and board committees shall be made on a rotating basis, and (ii) any right of AMP regarding the appointment of our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be made, in principle, pursuant to the unanimous consent of AMP’s shareholders. When unanimous consent is not obtained, other mechanisms exist to avoid the resulting deadlocks. However, such deadlocks might still occur, which may affect our operations.

Under the terms of the participation agreement and the trust agreement, AMP’s key partners were required to maintain their current 25.5% ownership interest in AMP until August 25, 2014. On November 19, 2014, CMA and DCA entered into a stock purchase agreement and formalized the transaction through which CMA purchased from DCA 792,800,000 shares, representative of 33.33% of the capital stock of AMP. Although CMA became 66.66% owner of the capital stock of AMP as a result of this transaction, CMA and AENA have agreed that AENA’s consent is required with respect to certain significant actions or decisions.

RELATED PARTY TRANSACTIONS

Arrangements with AMP and its Affiliates

The rules for the sale of the Series BB shares required AMP, us and the SCT to enter into a participation agreement, which established the framework for the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Pursuant to the technical assistance agreement and the participation agreement, AMP and its shareholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports. The agreement has an initial term of approximately fifteen years, but automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Despite the automatic renewal under Clause 5.2 of the agreement, at our April 23, 2014, board of directors meeting, we requested the opinion of the board’s independent directors with respect to the continuation of the agreement. The majority of our independent directors voted in favor of the five-year automatic renewal option. The agreement was thus automatically renewed on August 25, 2014, for an additional five-year term.

A decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). The agreement will only remain in effect if AMP continues to hold at least 7.65% of our capital stock. If the agreement does not remain in place, our management could change and due to the lack of technical assistance, our operations could be adversely and significantly affected. Certain of our shareholders have objected to the renewal of the agreement and legal proceedings have been commenced. For more detail information see “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. convokes Extraordinary Shareholders’ Meeting via irregular channels.”

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

In 2012 and 2013, we recognized expenses of Ps.1,315,000 (U.S.$101,075) and Ps.1,496,000 (U.S.$114,211), respectively, that were paid to AMP. In 2014, we did not recognize any such expenses. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.155.1 million (U.S.$11.9 million), Ps.171.5 million (U.S.$13.1 million) and Ps.194.2 million (U.S.$13.2 million) for 2012, 2013 and 2014, respectively.

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

In particular, one subsidiary of Grupo México, Infraestructura y Transportes México, S.A. de C.V. (“ITM”), filed a legal proceeding against us on November 4, 2011, seeking to void AMP’s ownership of our Series BB shares as granted by the participation agreement between AMP and us, which would result in the termination of AMP’s veto, appointment and other special rights. Additionally, ITM’s suit sought the repayment of all economic benefits conferred by us upon AMP during the period in which AMP has held our shares. We filed an initial reply in this proceeding on November 25, 2011. On March 7, 2012, we were notified by our external legal counsel that a ruling was issued in our favor, which found a lack of jurisdiction by the civil court due to the administrative nature of the claim. Although we received notice that this proceeding had concluded, a federal court later granted a direct amparo appeal that had been filed by Grupo México on June 6, 2012. Therefore, on July 13, 2012, the legal proceeding was recommenced in the appropriate federal civil court. On October 22, 2013, we filed briefs responding to the plaintiff’s arguments. As of the filing of this report, this proceeding is still pending.

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws void. The plaintiffs are Grupo México and its subsidiary ITM. On September 30, 2011, the court issued a favorable decision for the plaintiffs, and we appealed this decision. On February 25, 2013, we were notified that an intermediate appellate court had confirmed the lower court’s decision holding certain of our bylaws to be invalid. We filed a direct amparo appeal on March 19, 2013. On April 10, 2013, we were informed that the court ordered the suspension of the civil courts’ decisions, pending the resolution of our appeal. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our bylaws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance. Thereafter, this proceeding was referred to the second chamber of the Supreme Court with the Minister Alfredo Gutiérrez Ortiz Mena and, as of the date of this report, the Supreme Court has yet to rule on this matter.

Until a final decision not subject to appeal is issued, our bylaws remain valid and binding upon our shareholders. However, a final decision not subject to appeal that is adverse to our bylaws could adversely affect our operations in a manner that we cannot predict. Additionally, if successful, a final decision in the proceeding by ITM could affect AMP’s special rights. We cannot predict how the courts will decide the pending proceedings concerning the validity of our bylaws and AMP’s control in relation to our operations nor the content or reach of any decision rendered. For additional information, see “Item 3, Risk Factors – AMP controls our management, and AMP’s interests may differ from those of other shareholders.”

Grupo México, S.A.B. de C.V. seeks to void certain resolutions adopted at our corporate shareholders’ meetings

General Ordinary Shareholders’ Meeting of April 27, 2011

Prior to our General Ordinary Shareholders’ Meeting held on April 27, 2011, Grupo México indicated its intent to appoint two members to our board of directors, one for each 10% ownership interest it held in us at the time. However, according to our bylaws, ownership of our common stock is limited to 10%, and consequently, the right of representation on our board of directors and the right to vote at our shareholders’ meetings is also limited to 10%. During the April 27, 2011, annual General Ordinary Shareholders’ Meeting, Grupo México’s request was rejected, and Grupo México was asked to appoint a single board member in accordance with their rights under our bylaws. In response, Grupo México initiated legal action seeking to nullify the resolutions adopted regarding the designation of representatives of our Series B shares to our board directors. On May 27, 2011, a civil court provisionally suspended the related resolutions. We appealed the decision on June 17, 2011, and after an intermediate appellate court confirmed the lower court’s decision, we filed a direct amparo appeal against this determination on April 3, 2014. On February 12, 2015, this legal proceeding was decided in our favor.

General Ordinary Shareholders’ Meetings of April 16, 2012, April 16, 2013, and April 23, 2014

Grupo México and its subsidiary, ITM, have filed lawsuits seeking to void shareholder resolutions adopted at each of our General Ordinary Shareholders’ Meetings since 2012. Following the General Ordinary Shareholders’ Meeting that took place April 16, 2012, on June 4, 2012 we announced our awareness of a lawsuit by Grupo México and ITM. Plaintiffs in this proceeding sought to have items VII, VIII and IX of the resolutions adopted at the April 16, 2012 meeting, each related to the composition of our board of directors and appointment of members of our board of directors by Series B shareholders, declared void. Like the lawsuit filed by Grupo México following our April 27, 2011, shareholders’ meeting, this lawsuit relates to certain limitations set by our bylaws, pursuant to which Grupo México was permitted to appoint only one director.

As a result of this lawsuit, a civil judge from the 16th Civil Court in Mexico City suspended the above-mentioned resolutions that had been adopted at the meeting on April 16, 2012. The decision bars the person appointed at the meeting to replace the second director proposed by Grupo México from participating in any event as a member of the board of directors. Additionally, one of our directors, Laura Diez Barroso Azcárraga, was barred from undertaking any functions as alternate to the chairman, Eduardo Sánchez Navarro Redo.

Additionally, following the General Ordinary Shareholders’ Meetings held on April 16, 2013, and April 23, 2014, Grupo Mexico and ITM filed new lawsuits against similar resolutions taken at such meetings. However, in contrast to the complaint regarding the General Ordinary Shareholders’ Meetings held on April 16, 2012, Grupo Mexico and ITM failed to obtain the requested injunctions to suspend the resolutions adopted at the General Ordinary Shareholders’ Meetings of April 16, 2013, and April 23, 2014.

We have responded to each of these lawsuits and have appealed the decision regarding the suspension of the resolutions adopted at the General Ordinary Shareholders’ Meeting that took place on April 16, 2012. Each of these cases has proceeded through all of its phases and awaits judgment; however, as a result of a motion filed by us to join these three related actions with the proceedings regarding the Extraordinary Shareholders’ Meeting held on September 25, 2012, the issues in each case will be resolved together with the trial seeking to nullify the resolutions adopted at the Extraordinary General Meeting held on September 25, 2012.

Extraordinary Shareholders’ Meeting of September 25, 2012

At the Extraordinary Shareholders’ Meeting held on September 25, 2012, duly held by a quorum of 75% of the shares entitled to vote, shareholders approved a capital stock reduction, for the fixed portions proportional to the historical value of the capital stock and to the value of the stock as adjusted for inflation through December 31, 2007, The resolution thus required an amount of Ps.870.0 million to be paid in cash pro rata among the shares outstanding on a date no later than October 3, 2012.

On October 3, 2012, we complied with the terms of this approved capital reduction by making a payment to Indeval (Institución para el Depósito de Valores) equivalent to Ps.1.639281 per share outstanding. However, after our payment to Indeval, Grupo México issued a press release announcing that a Mexico City civil court had issued a decision that ordered us to immediately and unconditionally suspend the resolution related to the capital reduction. As we were otherwise not properly notified by the court of the injunction, we thereby became aware of a lawsuit filed by Grupo México seeking the suspension of the resolutions adopted at the Extraordinary Shareholders’ Meeting held on September 25, 2012. Despite not being notified by the competent court, and after we had complied with the resolutions and completed the required payment, we were then informed by Indeval that, because it had been notified of this judicial injunction that presumably ordered us, not Indeval, to suspend the resolution related to the capital reduction, Indeval would suspend the disbursement of the funds deposited by us.

As of the date of this report, Indeval continues to hold the funds allocated for the capital reduction, and we expect that Indeval will continue holding the funds until the injunction is resolved judicially. We have answered the lawsuit and also appealed the decision regarding the suspension of the capital reduction approved at the Extraordinary Shareholders’ Meeting. The case has proceeded through all of its phases and awaits judgment; however, as a result of a motion we filed to join this case with the three pending related actions discussed above, the issues in this case will be resolved together with the trial seeking to nullify the resolutions of the General Ordinary Shareholders’ Meetings held on April 16, 2012, April 16, 2013, and April 23, 2014. As a result, these matters are still pending, and we cannot provide any assurance as to any outcome or the content of any final ruling.

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

On February 29, 2012, we were informed that the court issued preliminary injunctions that require all Mexican stock market brokers to:

•	Act in accordance with Mexican law, our bylaws and market regulations;

•	Uphold our bylaws, including Article X;

•	Not trade our shares for an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of our bylaws; and

•	Not acquire or, in any way, negotiate transactions involving our shares for Grupo México, ITM or any other entity that forms part of their business conglomerate, or is related thereto, since these entities have made known that they own an amount of our shares that is in excess of the maximum allowed by Article X of our bylaws.

On December 14, 2012, the State of Jalisco’s Fifth Mercantile Court issued a new ruling that lifted the injunctions restricting Mexican stock market brokers. On January 3, 2013, we appealed the decision before the appropriate judicial authority, and on October 30, 2013, a final appellate court ratified the injunctions we had initially obtained, and these injunctions remain in force.

Grupo México, S.A.B. de C.V. convokes Extraordinary Shareholders’ Meeting via irregular channels

On November 16, 2013, an Extraordinary Shareholders’ Meeting was convoked by means of a judicial order issued on November 12, 2013, by the 38th Judge for Civil Matters in the Federal District, upon a petition submitted by Grupo México. This Extraordinary Shareholders’ Meeting was to take place on December 3, 2013. The stated objective of the meeting was the possible approval of the non-renewal of the technical assistance agreement with AMP. We filed an amparo proceeding before the federal 6th Civil District Court for the First Circuit in order to halt the carrying out of the shareholders’ meeting, and a provisional suspension of the shareholders’ meeting was granted on November 27, 2013. In addition, we filed for an injunction against the meeting before the 10th Judge for Commercial Matters for the city of Guadalajara, Jalisco, from which we also received a favorable decision on November 29, 2013. Grupo México appealed this latter injunction, and they were successful in getting this injunction lifted on December 2, 2013. However, Grupo México did not appeal the November 27, 2013 injunction. Nonetheless, the Extraordinary Meeting did take place, in contravention of the court orders issued in respect of the amparo proceedings. On February 21, 2014, a Mexican federal final court of appeals declared as fully null and void the shareholders’ meeting that took place on December 3, 2013. As a result, all resolutions approved at this meeting were similarly declared null and void. This resolution is definitive and not appealable.

Ejido participants at Tijuana, Guadalajara and Puerto Vallarta airports

A portion of the lands constituting some of our airports were expropriated by the Mexican government under its power of eminent domain. Prior to their expropriation, some of these lands had been held by groups of individuals through a system of communal ownership of rural land known as an ejido. Certain of these former ejidos’ participants have asserted indemnity claims against the Mexican government challenging the expropriation decrees.

In the case of our Tijuana airport, our airport subsidiary has been joined as an interested third party in the proceedings challenging the 1970 expropriation decree. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, it received a judgment in its favor calling for the restitution of 320 hectares of land. Although the precise area affected has yet to be determined, depending on which particular land parcel is to be returned, this could affect the airport’s perimeter and could materially disrupt the airport’s current operations.

In addition, certain of the former ejidos’ participants are currently occupying portions of the property on which we operate Tijuana International Airport. Although the currently occupied portions are not at present essential to the airport’s operations and these former ejidos’ participants are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy. In addition, there can be no assurance that the former ejidos’ participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction.

Similarly, in the case of Guadalajara International Airport, in 2009 two different ejidos commenced proceedings before an agrarian court (Tribunal Superior Agrario) against the SCT, seeking to void the expropriation decree of 1975. The case was transferred to the federal justice system, and in a November 2010 ruling in favor of the ejidos, the district court ordered the return of all expropriated property to the ejidos and thus voided the specific concession granted to us on expropriated land. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed this decision. On July 10, 2012, the appellate court reversed and remanded the decision, and on July 31, 2014, the district court issued a new judgment in favor of one of the ejidos, El Zapote, which both our Guadalajara airport and the federal authorities again appealed. As of the date of this report, this appeal is pending. With respect to the second ejido, Santa Cruz del Valle, the district court’s ruling against the 1975 expropriation decree was confirmed by the appellate court, and our Guadalajara airport has not yet filed an appeal. In addition, on February 10, 2014, our Guadalajara airport received a notice from the agrarian court before which the ejido Santa Cruz del Valle proceeding is pending, claiming approximately five hectares of the area within the airport’s possession. Currently, this case is in the presentation of evidence stage.

In September 2013, Puerto Vallarta International Airport received notification of lawsuits related to the ejido Valle de Banderas, which claimed the invalidity of the expropriation by the Mexican government of the land on which the airport is located. Participants of the ejido commenced three proceedings against us, our Puerto Vallarta airport and various federal authorities for restitution or compensation with respect to 154 hectares of land comprising this airport. The claimants seek, among other things, to invalidate the expropriation decree issued on October 9, 1957 and, in two of the proceedings, are also seeking restitution of the land as they were not part of the expropriation decrees of October 9, 1957, August 20, 1990, November 24, 1993, and April 24, 1997. These lawsuits are also seeking, in part, to void the concession granted to the airport. We have challenged the lawsuits on the basis of a lack of jurisdiction, as the claims were brought in the courts of the State of Nayarit, while our Puerto Vallarta airport is located in the State of Jalisco. The agrarian court of the State of Jalisco has yet to accept jurisdiction, and this proceeding remains pending.

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

Proceedings before the Mexican Tax Authority regarding asset tax

On December 31, 2003, we commenced two administrative proceedings before the Mexican Tax Authority seeking (i) a reduction of the asset tax basis of, or the applicable rate for purposes of calculating asset tax liability on, our airport concessions, so that such basis only includes 15% of the concession value; and (ii) an increase of the recovery period for any asset taxes paid. Both proceedings seek to reduce our effective tax rate. Based on the advice of our tax advisors, our board of directors agreed to commence legal proceedings in Mexican Federal Tax Court, and in 2005, the tax court ruled that the Mexican Tax Authority must accept our method of calculating the asset tax basis or grant us a specific tax benefit.

The Mexican Tax Authority appealed this decision in federal court. As of December 31, 2014, the federal appeals have been resolved for all of our airports except the Hermosillo International Airport. On January 22, 2010, our Hermosillo airport filed a judicial annulment against the unfavorable court resolution denying recovery of the asset tax from 2005 and 2006. On July 8, 2014, the Hermosillo International Airport received a final resolution granting a refund of the asset taxes previously paid. However, the Mexican Tax Authority did not include the payment of interest generated during the trial in the resolution; therefore the airport will file again to request the pending payment of interest, amounting to an estimated Ps. 8.0 million.

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

On May 19, 2010, the municipality of Tlajomulco, the municipality in which our Guadalajara airport is located, delivered a notice to the airport in which it seeks payment of property taxes. The notice, however, was factually inaccurate with respect to a number of items, including ownership of the property. As a result, the proceeding was improperly commenced, and no further action on our part is needed at this time which is pending.

In the case of our Tijuana airport, the municipal authority issued a second property tax claim against the airport on June 8, 2005. The court then ordered the temporary encumbrance of certain of our assets, including our concession to operate Tijuana International Airport, pending our deposit of a bond with the court as provisional security, in accordance with Mexican judicial procedures, while we await the final resolution of the underlying claims. Although the encumbered assets did not affect the operation of the airport, on February 9, 2006, a bond was issued by a financial institution on behalf of the Tijuana airport for Ps.141.8 million (nominal pesos) in order to release the encumbrance. On March 25, 2008, the Tijuana airport received an initial ruling declaring void the tax claim by the municipal authority but upholding the right of the municipal authorities to assess property taxes over commercial areas. Although we appealed the ruling with respect to the assessment of property taxes over commercial areas, we also petitioned that the bond be refunded in the interim because the municipality did not appeal any matter in the resolution. Accordingly, on February 7, 2009, our line of credit for the issuance of the bond was cancelled. Our challenge to the second request is still pending. On October 20, 2010, the municipal authority of Tijuana issued a third request for the repayment of property taxes for 2000 through 2010. We and our legal counsel believe that this request for payment of taxes is not valid since local courts had already ruled the tax claims for the years 2005 and 2006 invalid. In conjunction with its third request, the Tijuana municipal authority requested that we make a full payment of the claimed taxes of Ps.269.2 million within three days of receiving the request. The municipal authority also listed a number of assets that they believed could be seized if payment was not made. Because we and our legal counsel believe that this request for repayment is also invalid, we commenced legal proceedings against the municipal authority. The legal proceeding is currently pending. On February 7, 2013, the Tijuana municipal authority filed a fourth property tax claim for the period from 2008 to 2012 against the Tijuana airport in the amount of Ps.15.2 million, demanding payment within three business days. On February 28, 2013, we began an annulment proceeding against the claim. On March 5, 2013 the authority established the amount to be guaranteed, and on March 8, 2013 we presented a bond to guarantee the amount claimed. As of the date of this report, this proceeding is still pending.

On October 24, 2014, the Tijuana municipal authority issued a requirement for payment of Ps.233.7 million in real estate taxes covering the period from 2000 to 2014. On November 13, 2014, we filed an administrative proceeding for annulment against this requirement, which we consider to be unfounded. On October 29, 2014, the municipal authority revoked the requirement as unfounded, however, on November 26, 2014, the authority issued a different requirement for payment of PS.234.8 million in property taxes for the period from 2000 to 2014, which we again challenged on December 19, 2014. With respect to the municipal authority’s request for us to post a collateral bond guaranteeing the entire amount in question, the court granted judgment in our favor and suspended the requirement, which we had challenged on the grounds that we have already guaranteed part of the amount in previous proceedings. This matter has not yet been resolved by the courts.

On February 26, 2013, the municipal government of Manzanillo made certain inquiries and requested certain documents regarding our Manzanillo airport and its operation, in connection with their calculation of property taxes owed for commercial areas and the parking lot for the past five years. On March 20, 2013, our Manzanillo airport filed a lawsuit against the municipal government’s actions. As of the date of this report, this legal proceeding is pending, and we have not received any requirement for payment.

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

Federal tax proceedings against La Paz, Morelia and Los Mochis airports

The Mexican Tax Authority (Servicio de Administración Tributaria, or “SAT”), in connection with its review for the 2005 year, notified us in 2008 and 2009 that under its criteria our La Paz, Morelia and Los Mochis airports, among others, incorrectly applied the fiscal amortization rates with regard to the value of their concessions.

On February 12, 2010, the Morelia International Airport filed an administrative proceeding against the resolution issued by the tax authority stating that the airport applied a fiscal amortization rate in excess of its concession value. On October 5, 2011, our Morelia airport received an unfavorable ruling; therefore, on October 26, 2011, it filed an appeal on constitutional grounds against that unfavorable decision, which was partially ruled in favor of the airport in September 2012. Subsequently, the tax authority filed an appeal against this decision, which was resolved against the airport on

February 28, 2013. Accordingly, on March 14, 2013, we paid Ps.2.9 million to the tax authority, after which this proceeding was concluded. On November 19, 2014, the Mexican Tax Authority issued a ruling with the calculation of an additional employees’ statutory profit sharing, which we appealed. In February 2015, the airport received a favorable, but not final resolution; the tax authority may still appeal this decision.

On October 3, 2011, La Paz International Airport received a favorable decision in the first instance, which was appealed by the tax authority. On September 7, 2012, the Court issued a resolution in favor of the tax authority and remanded the case to the lower court with instructions to modify its decision based on the applicable law in 2005. On November 14, 2012, the lower court found in favor of the tax authority regarding the income tax, but found the fine to be invalid. The tax authority appealed with regards to the fine. In February 2013, our La Paz airport paid the corresponding taxes according to the last resolution. In January 21, 2014, we received confirmation from the Court that the fine is invalid. However, on February 11, 2014, the Mexican Tax Authority filed an appeal, which remains pending resolution as of the date of this report.

Renewal of hotel lease at Guadalajara International Airport

A third party, Coco Club Hoteles y Morandas de México, S.A. de C.V. (“Coco Club”), was granted the right by ASA to operate a commercial space, including a hotel, at Guadalajara International Airport in exchange for the construction and remodeling of certain commercial areas and infrastructure at the airport, as well as the hotel. In September 1998, in exchange for its obligation to construct such hotel, Coco Club transferred all of these rights to a third party except for its right to operate the hotel for a period of fifteen years from March 1993. In May 2004, we recovered the right to operate the commercial areas previously operated by the third party that received its rights from Coco Club. Subject to the satisfaction of certain conditions, under the lease to operate the hotel, Coco Club was granted the right to renew the contract at below-market rates and continue operating the hotel for another fifteen-year period from March 2008. Because we did not believe that Coco Club satisfied all such conditions, we did not renew the lease to operate the hotel. As a result, in April 2008 we initiated legal proceedings against Coco Club to declare the lease void due to Coco Club’s failure to satisfy all the conditions in the prior lease agreement. On October 31, 2011, we received a favorable decision for the return of the hotel to the airport. On October 29, 2014, we received a final court order for eviction and took possession of the hotel.

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

On April 24, 2013, we were notified by the CNBV of the imposition of administrative sanctions for the alleged violations. We appealed the sanctions by means of an administrative proceeding before the Fiscal Federal and Administrative Justice Court on June 27, 2013. We can provide no assurances as to what, if any, additional actions the CNBV may take as part of the administrative proceeding. Nor can we provide assurances that we will be successful in any subsequent legal actions we may take in response to the CNBV. If we are not successful in our appeal, the maximum amount of the fine that could be levied against us for all alleged violations is approximately Ps.31.1 million (approximately U.S.$2.4 million). As of the date of this report, this appeal remains pending.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.735.5 million (historical value) at December 31, 2014 (excluding reserve amounts corresponding to 2013 net income).

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

The definition of dividend for this purpose includes, among others, in addition to declared dividends: (i) interest paid on preferred shares; (ii) loans to shareholders and partners unless the loan is established for less than one year, incurred in the operations of the business and meets certain requirements; (iii) payments that are considered non-deductible and benefit the shareholders; (iv) amounts not recognized as a result of omissions of income or unrealized purchases; and (v) transfer pricing adjustments to income or expenses as a result of assessments by the tax authorities for related party transactions. The 10% distribution tax would also apply on distributions from a branch to the home office. A transitory provision limits the withholding tax on dividends to earnings generated in 2014 and subsequent years. For this purpose, the transitory provision refers to distributions from accumulated previously taxed earnings (CUFIN) as of 2013, being free of tax. Taxpayers are currently required to maintain a separate CUFIN account for earnings. Because this withholding tax would be a tax on the shareholders under the Mexican Income Tax Law, treaty benefits should be available.

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

We paid aggregate dividends of Ps.1.13 billion in 2012, Ps.1.21 billion in 2013 and Ps.1.59 billion in 2014.

Under our dividend policy adopted at the Extraordinary Shareholders’ Meeting held on April 15, 2005, our annual dividend is expected to consist of two components. The first component is a fixed amount, which was Ps.450 million for 2005 (for the dividend paid in 2006) and is intended to increase gradually in future years. Second, the dividend policy contemplates that our annual dividend will include any cash and cash equivalents we hold (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) in excess of our “minimum cash balance.” For purposes of our policy, the “minimum cash balance” is the amount of cash and cash equivalents that our board of directors determines is necessary to cover the minimum amount of expenses and investments expected to be incurred in the fiscal year during which the dividend payment is made and the subsequent fiscal year. Dividends are expected to be made payable in cash and in one or more payments as determined in the relevant ordinary shareholders’ meeting approving dividends.

The declaration, amount and payment of dividends pursuant to the policy described above are subject to (i) compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund and (ii) the absence of any adverse effect on our business plan for the current or subsequent fiscal year as a result of the payment of any dividend. We cannot provide assurance that we will continue to pay dividends or that future dividends will be comparable to our previous dividends. Our ability to pay dividends may be further restricted under the unsecured peso-denominated credit agreements into which some of our operating subsidiaries enter from time to time. However, at the date of this report these lines of credit have been paid in full. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Our dividend policy may also be amended at any time by our shareholders.

As of December 31, 2014, we had accumulated approximately Ps.1.8 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2009	13.95	32.68	21.57	42.23
2010	28.18	41.99	37.07	51.00
2011	32.18	42.72	44.80	51.13

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2012	34.13	62.58	44.00	74.70
First Quarter	34.51	39.23	46.77	51.00
Second Quarter	34.13	40.41	44.00	53.10
Third Quarter	34.87	43.62	49.59	55.00
Fourth Quarter	41.77	62.58	51.43	74.70

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2013	42.55	65.95	56.61	80.76
First Quarter	54.22	64.16	67.53	81.70
Second Quarter	41.45	66.19	55.41	80.40
Third Quarter	48.01	58.80	61.49	75.06
Fourth Quarter	48.74	54.57	63.36	70.63

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2014	48.65	75.13	63.37	98.75
First Quarter	48.65	58.51	63.37	76.39
Second Quarter	57.51	69.02	74.69	89.77
Third Quarter	66.08	75.13	85.44	98.75
Fourth Quarter	60.67	70.70	88.44	96.54

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
November 2014	68.00	70.70	91.90	96.54
December 2014	60.67	67.80	89.93	95.30
January 2015	61.63	69.61	91.24	101.93
February 2015	65.10	69.03	97.09	102.48
March 2015	60.30	66.76	94.06	101.24
April 2015(2)	66.36	67.21	99.93	101.01

(1)	10 Series B shares per ADR.
(2)	As of April 10, 2015.

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

CORPORATE GOVERNANCE

Organization and Register

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico under the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law. It is registered with the Public Registry of Commerce of Mexico City under the number 238,578.

Purpose

Our main corporate purpose is to operate airports pursuant to twelve airport concessions.

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

Board of Directors

Our bylaws provide that our board of directors will generally have eleven members (increasing to twelve or thirteen members only when necessary to preserve minority shareholders’ voting rights in cases of multiple appointments by persons with 10% interests (as described below)).

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

Authority of the Board of Directors

The board of directors is our legal representative. The powers of the board include, among others, the following:

•	to define our strategic planning decisions and approve our annual business plans and investment budgets;

•	to approve our Master Development Programs and modifications thereto;

•	to call shareholders’ meetings and act upon shareholders’ resolutions; and

•	to create special committees and grant them the powers and authority as it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the shareholders or the board of directors.

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

In addition to the foregoing, each of the following actions of our board of directors, among certain others, may only occur with the approval of the Series BB directors:

•	approval of our airports’ five-year Master Development Programs or amendments thereto;

•	approval of our annual business and investment plans;

•	approval of capital expenditures outside of our annual investment plans;

•	approval of any sale of our fixed assets, individually or jointly, in an amount exceeding U.S$ 3.0 million;

•	approval for us to enter into any type of loan or credit agreement, other than for certain loans granted by us to our subsidiaries;

•	approval of the granting by us of guarantees (avales) or other security interests other than for the benefit of our subsidiaries;

•	proposing to increase our capital stock or that of our subsidiaries;

•	approval of sales of shares in our subsidiaries;

•	approval of our dividend policies; and

•	proposing individuals to join our Audit Committee or our Nominations and Compensation Committee.

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 10, 2015:

Capital Stock

Capital Stock	Authorized	Issued and Outstanding
Series B shares	476,850,000	476,850,000
Series BB shares	84,150,000	84,150,000
Total	561,000,000	561,000,000

Our bylaws provide that our shares have the following characteristics:

•	Series B: Series B shares currently represent 85% of our capital, and may represent up to 100% of our share capital. Series B shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments.

•	Series BB: Series BB shares currently represent 15% of our capital and may not represent a greater percentage of our share capital. Like Series B shares, Series BB shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments and subject to the other requirements of our bylaws.

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

All ordinary shares confer equal rights and obligations to holders within each series. Series BB shares are subject to transfer restrictions under our bylaws and generally must be converted to Series B shares before they can be transferred. Up to 49% of the Series BB shares can be converted into Series B shares at any time. The remaining 51% of Series BB shares could not be converted into Series B shares before August 25, 2009, absent prior approval by the SCT. Thereafter and until August 25, 2014, one fifth of such 51% may be converted each year. On or after August 25, 2014, all of the Series BB shares may be converted into Series B shares if (i) the Technical Assistance Agreement between AMP and us has not been renewed; and (ii) the Series BB shareholders so request. Notwithstanding the foregoing, if at any time after August 25, 2014, Series BB shares represent less than 7.65% of our share capital, those shares will be mandatorily converted into Series B shares and the Technical Assistance Agreement will be terminated.

Voting Rights and Shareholders’ Meetings

Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our shareholders. Holders of Series BB shares are entitled to elect four members of our board of directors and holders of Series B shares are entitled to elect the remaining members of the board of directors.

Under Mexican law and our bylaws, we may hold three types of shareholders’ meetings: ordinary, extraordinary, and special. Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meeting. An annual ordinary shareholders’ meeting (our “General Ordinary Shareholders’ Meeting”) must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the board on our financial statements, the appointment of members of the board of directors, the declaration of dividends and the determination of compensation for members of the board.

Extraordinary shareholders’ meetings (our “Extraordinary Shareholders’ Meeting”) are those called to consider any of the following matters:

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

Shareholders’ meetings are required to be held in our corporate domicile, which is the city of Guadalajara, in the state of Jalisco. Calls for shareholders’ meetings must be made by the board of directors or the Audit Committee. Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the board of directors or the Audit Committee call a shareholders’ meeting to discuss the matters indicated in the relevant request. In certain circumstances specified in Mexican law, any individual shareholder may also make such a request. If the board of directors or the Audit Committee fails to call a meeting within fifteen calendar days following receipt of the request, the shareholder or group of shareholders may request that the call be made by a competent court.

Calls for shareholders’ meetings must be published in the Mexican Federal Gazette or in one newspaper of general circulation in Mexico at least fifteen calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Shareholders’ meetings will be validly held and convened without the need for a prior call or publication whenever all the shares representing our capital are duly represented.

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

Quorums

Ordinary shareholders’ meetings are regarded as legally convened pursuant to a first call when more than 50% of the shares representing our capital are present or duly represented. Resolutions at ordinary shareholders’ meetings are valid when approved by a majority of the shares present or duly represented at the meeting. Any number of shares represented at an ordinary shareholders’ meeting convened pursuant to a second or subsequent call constitutes a quorum. Resolutions at ordinary shareholders’ meetings convened in this manner are valid when approved by a majority of the shares represented at the meeting.

Extraordinary and special shareholders’ meetings are regarded as legally convened pursuant to a first or subsequent call when at least 75% of the shares representing our capital (or 75% of the relevant series) are present or duly represented. Resolutions at extraordinary shareholders’ meetings are valid if taken by the favorable vote of shares representing more than 50% of our capital (or 50% of the relevant series).

Notwithstanding the foregoing, resolutions at extraordinary shareholders’ meetings called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

•	any amendment to our bylaws that: (i) changes or deletes the authorities of our committees; or (ii) changes or deletes the rights of minority shareholders;

•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;

•	termination of the participation agreement between us and AMP;

•	a merger by us with an entity the business of which is not directly related to the business of us or our subsidiaries; or

•	a spin-off, dissolution or liquidation of us.

Our bylaws also establish the following voting requirements:

•	the amendment of the restrictions in our bylaws on ownership of shares of our capital stock requires the vote of holders of 85% of our capital stock;

•	a delisting of our shares requires the vote of holders of 95% of our capital stock; and

•	the amendment of the provisions in our bylaws requiring that a shareholder exceeding our share ownership limits conduct a public sale of his excess shares requires the vote of holders of 85% of our capital stock.

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the issues listed below will only be valid if approved by a vote of a majority of the Series BB shares:

•	approval of our financial statements;

•	liquidation or dissolution;

•	capital increases or decreases;

•	declaration and payment of dividends;

•	amendment to our bylaws;

•	mergers, spin-offs or share-splits;

•	grant or amendment of special rights to any series of shares; and

•	any decision amending or nullifying a resolution validly taken by the board of directors with respect to: (i) appointment of our top-level executive officers; (ii) appointment of the three members of our Operating Committee and of the members of the Audit, Acquisitions and Nominations and Compensation committees to be designated by the directors elected by the holders of the Series BB shares; and (iii) appointment of the members of the Operating Committee whose appointment requires the consent of the directors elected by the holders of the Series BB shares, and decisions of the board of directors that require the affirmative vote of the directors elected by the holders of our Series BB shares.

Dividends and Distributions

At our shareholders’ Annual General Meeting, the board of directors will submit to the shareholders for their approval our audited consolidated financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8, Financial Information – Dividends.”

At the Annual General Meeting held on April 16, 2012, we declared a dividend of Ps.1.13 billion, or Ps.2.1292 per common share. The first payment for that dividend in the amount of Ps.847.5 million was made on May 31, 2012, and the remaining Ps.282.5 million was paid on November 1, 2012. At the Annual General Meeting held on April 16, 2013, we declared a dividend of Ps.1.21 billion, or Ps.2.2837 per common share. The first payment for that dividend in the amount of Ps.907.5 million was made on April 25, 2013, and the remaining Ps.302.5 million was paid on November 27, 2013. At the Annual General Meeting held on April 23, 2014, we declared a dividend of Ps.1.59 billion, or Ps.3.0253 per common share. The first payment for that dividend in the amount of Ps.1.19 billion was made on May 27, 2014, and the remaining Ps.302.5 million was paid on July 4, 2014.

In an Extraordinary Stockholders’ Meeting held on April 23, 2014, the shareholders approved a capital distribution of Ps.1.51 billion, or Ps.2.8730 per common share. The payment of this capital distribution was completed on May 8, 2014.

In an Extraordinary Shareholders’ Meeting held on September 25, 2012, the shareholders approved a capital distribution to be paid in cash for Ps.870.0 million, which is comprised of Ps.572.5 million for common stock with a historical value and Ps.297.5 million for the value of inflation recognized through December 31, 2007 in according with Mexican Financial Reporting Standards. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing and presenting separate financial information under MFRS. Therefore, for any transaction related to Stockholders’ Equity, the Company must take into consideration the accounting balances prepared under MFRS and determine the tax effects under applicable laws in Mexico, which require financial information prepared using MFRS.

As a part of the adoption of IFRS in 2012, the effects of inflation recognized in the Stockholders’ Equity under MFRS until December 31, 2007, were reclassified to retained earnings, as the cumulative inflation recognized under IFRS occurred during periods that were not considered to be hyperinflationary in IFRS. As a result, the effects of inflation for the common stock reduction of Ps.297.5 million recorded under MFRS is presented as a reduction to retained earnings for IFRS purposes, which is the account where these effects were reclassified at the date of transition to IFRS (January 1, 2011).

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

•	an extraordinary shareholders’ meeting approves the maximum amount of the capital increase and the conditions upon which the corresponding placement of shares shall be made,

•	the subscription of issued shares is made through a public offer following registration in the National Securities Registry and complying with the provisions of the Securities Market Law and other applicable law, and

•	the amount of the subscribed and paid-in capital of the company is announced when the company makes the authorized capital increase public.

The preferential subscription right provided under Article 132 of the General Law of Commercial Corporations (Ley General de Sociedades Mercantiles) is not applicable to capital increases through public offers.

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

Share Repurchases

We may choose to acquire our own shares or negotiable instruments representing such shares through the Mexican Stock Exchange on the following terms and conditions:

•	The acquisition and sale on the Mexican Stock Exchange is made at market price (except when dealing with public offerings or auctions authorized by the National Banking and Securities Commission).

•	If the acquisition is charged against shareholder’s equity, the shares may be kept by us without the need to make a reduction in our capital stock. Otherwise, if the acquisition is charged against our capital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need for a resolution by our shareholders’ at a shareholders’ meeting.

•	The company must announce the amount of the subscribed and paid-in capital when the amount of the authorized capital represented by the issued and unsubscribed shares is publicly announced.

•	The ordinary shareholders’ meeting will expressly determine for each fiscal year the maximum amount of resources that we may use to purchase our own shares or negotiable instruments that represent such shares, with the only limitation that the sum or total of the resources that may be used for such purpose may not exceed, at any time, the total balance of the net profits of the company, including retained profits.

•	We must be up to date in the payment of obligations under debt instruments issued and registered in the National Securities Registry that we may have issued.

Shares of the company belonging to us may not be represented or voted in shareholders’ meetings, nor may corporate or economic rights of any kind be exercised, nor will the shares be considered as outstanding for the purpose of determining the quorum or voting in shareholders’ meetings.

At the Annual General Meeting held on April 16, 2012, a stock buy-back program for Series B shares was approved for a maximum amount of Ps.280.0 million for the twelve months following April 16, 2012. However, we did not make any repurchases during this period.

At the Annual General Meeting held on April 16, 2013, a stock buy-back program for Series B shares was approved for a maximum amount of Ps.640 million for the twelve months following April 24, 2013. During the period from April 24, 2013 to March 31, 2014, we purchased 5,345,053 shares at an average price of Ps.67.66 for Ps.359.3 million.

At the Annual General Meeting held on April 23, 2014, a stock buy-back program for Series B shares was approved for a maximum amount of Ps.400 million for the twelve months following April 24, 2013. During the period from April 25, 2014 to March 31, 2015, we purchased no shares. See “Item 16E, Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Information to Shareholders

The Securities Market Law establishes that we, acting through our boards of directors, must annually present a report at a shareholders’ meeting that includes the following:

•	A report prepared by the chairman of our Audit Committee, as required by Article 43 of the Securities Market Law, which must cover, among other things: (i) the performance of our top-level officers; (ii) transactions with related parties; (iii) the compensation packages for our directors and officers; (iv) waivers granted by the board of directors regarding corporate opportunities; (v) the situation of our, and our subsidiaries’ internal controls and internal auditing; (vi) preventive and corrective measures adopted in connection with non-compliance with operational and accounting guidelines; (vii) the performance of our external auditor; (viii) additional services provided by our external auditor and independent experts; (ix) the main results of the review of our and our subsidiaries’ financial statements; and (x) the effects of changes to our accounting policies.

•	The report prepared by the chief executive officer under article 44, paragraph XI of the Securities Market Law. This report must be accompanied by the report (dictamen) of the external auditor, and should include, among other things: (i) a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects of the company, (ii) a statement of the financial condition of the company at the end of the fiscal year, (iii) a statement regarding the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year, and (iv) the notes which are required to complete or clarify the foregoing information.

•	The board’s opinion on the contents of the report prepared by the chief executive officer and mentioned in the preceding paragraph.

•	A report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information.

•	A report regarding the operations and activities in which the board participated, as provided under the Securities Market Law.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the SCT under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “Item 4, Regulatory Framework - Sources of Regulation” and “Item 4, Regulatory Framework – Scope of Concessions” and “Item 4, Regulatory Framework – General Obligations of Concession Holders.”

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

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

TAXATION

The following summary contains a description of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as entities treated as a partnership for U.S. federal income tax purposes or a partner in such partnership, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax or net investment income tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and investors holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

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

Subject to certain exceptions for short-term and hedged positions, so long as certain holding period and other requirements are met, the U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 or 2014 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year.

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

However, a U.S. holder that demonstrates its eligibility for benefits under the Tax Treaty will generally be exempt from Mexican tax on gains or gross proceeds from the sale or other disposition of the Series B shares or ADSs, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the twelve-month period preceding such sale or other disposition. Gains and gross proceeds realized by other non-Mexican holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax on a sale or disposition of the Series B shares or ADSs in whole or in part. Such other non-Mexican holders should consult their own tax advisors as to their possible eligibility under an applicable treaty. A U.S. holder may be required to comply with certain requirements, including, among others, certifying or documenting its tax residence or filing certain information with the Mexican tax authority, in order to qualify for benefits under the Tax Treaty.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2012, 2013 and 2014, approximately 25.9%, 26.2% and 27.9%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2012, 2013 and 2014, 29.3%, 28.6% and 29.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 12.6% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2014, we estimate that our passenger charges revenues from international passengers would have increased by Ps.195.3 million if such depreciation had not taken place.

As of December 31, 2012 and 2013, 21.3% and 15.9%, respectively, of our cash and marketable securities were denominated in dollars. As of December 31, 2014, no cash and marketable securities were denominated in dollars.

We did not have any relevant foreign currency indebtedness at December 31, 2012, 2013 and 2014. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2012, 2013 and 2014, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

In the recent past, we have funded the majority of our capital expenditures with bank loans. However, due to a strategic shift, we now expect to fund the most significant portion of our capital investments through debt issuances on the Mexican capital markets. In line with our past strategy, we entered into bank loans bearing both fixed and variable interest rates. Our fixed-rate debt established a fixed interest rate of 8.52%, and the unpaid balance as of December 31, 2014 was Ps.21.9 million. In 2009, we entered into bank loans bearing variable interest rates, which exposed us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interés Interbancaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 3.5%). In order to hedge against such interest rate risk, in December 2009, we entered into a cash flow hedge with Banamex for a nominal amount of Ps.372.2 million, which sets a ceiling of 7% on the TIIE, resulting in a maximum interest rate of 10.5%. The fair market value of this instrument as of December 31, 2013 was Ps.0.3 million. This instrument would be in effect from December 2012 until January 2017; however, we made a Ps.61.6 million prepayment of the loan in December 2013, and in February 2014, we prepaid the remaining balance of Ps.217.6 million. With these payments these loans were paid in full, and as a result, the cash flow hedge will be terminated. In 2011, we entered into bank loans with HSBC and Banamex bearing variable interest rates, which expose us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates. HSBC charges interest at a rate based on the TIIE plus 1.65%. Banamex charges interest base on the TIIE plus 1.35% for the 2011 disbursements and 1.43% for 2012 disbursements. In August and November 2012, we entered into bank loans with BBVA Bancomer with an interest rate based on the TIIE plus 120 basis points. On April 10, 2013, we entered into bank loans with BBVA Bancomer with an interest rate based on the TIIE plus 133 basis points. On November 28, 2014, we opened a revolving credit line with Scotiabank for a total of Ps.1,741.0 million in order to pre-pay prior bank loans entered into with other banking institutions. Credit taken under this line bears interest at the variable TIIE rate plus 0.57%, with a single payment of the principal 180 days after the disbursement and monthly interest payments. We had approximately Ps.1.6 billion in variable rate debt at December 31, 2014. On February 20, 2015, we issued Ps.2.6 billion in Certificados Bursátiles with which we repaid all remaining bank debt. For more information regarding our funding and liquidity strategies, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

As of December 31, 2014, we paid Ps.95.5 million of interest expense under variable interest rate loans, with an average TIIE rate of 3.3% plus basis points contracted as corresponding. Based upon a 100 basis points increase of the TIIE rate, we estimate that our interest expense would have increased by Ps.6.8 million.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual New York Stock Exchange listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We received U.S.$174.5 thousand in reimbursements from the depositary during 2012. On January 31, 2014, we received U.S.$286.8 thousand in reimbursements for expenses from 2013 from the depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

a) Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2014.

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

b) Management’s Annual Report on Internal Control Over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive

Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2014. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2014.

Our independent registered public accounting firm, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), has issued an attestation report on the effectiveness of our internal control over financial reporting.

c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited the internal control over financial reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 25, 2015 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the translation of the Company’s consolidated financial statements into English.

Galaz, Yamazaki, Ruíz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR ARTURO SÁNCHEZ BARRAGÁN

C.P.C. Salvador Arturo Sánchez Barragán

Guadalajara, Jalisco, Mexico

February 25, 2015

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (a member of Deloitte Touche Tohmatsu Limited), during the fiscal years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012		2013		2014
	(thousands of pesos)
Audit fees	Ps.	6,053	Ps.	6,079	Ps.	6,625
Audit-related fees		2,929		2,945		3,166
Tax fees		522		67		—
Other fees		1,430		1,287		1,501

Total fees	Ps.	10,934	Ps.	10,378	Ps.	11,292

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

Other fees in the above table are fees billed by Galaz, Yamazaki, Ruíz Urquiza, S.C. for transfer pricing services and other services contracts.

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

Shares Repurchased Pursuant to the Share Repurchase Program

2014	(a) Total number of shares purchased(1)(2)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs(3)	(d) Approximate dollar value that may yet be purchased under the plans or programs (in million)
January 1-31	517,561	66.30	517,561	2.3
February 1-28	500,000	70.05	500,000	2.4
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

2014 Total	1,017,561	68.18	1,017,561	4.7

(1)	We do not repurchase our shares other than through the share repurchase program. Shares repurchased, if any, were purchased in open-market transactions.
(2)	During 2014, AMP did not buy any of our shares.
(3)	We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the Annual General Meeting held on April 16, 2012, a stock buy-back program was approved under Mexican Securities Law, for the maximum amount of Ps.280.0 million for the twelve months following meeting. No shares were repurchased under the buyback program in 2012. At the Annual General Meeting held on April 16, 2013, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps.640 million for the twelve months following April 24, 2013. At the Annual General Meeting held on April 23, 2014, a stock buy-back program was approved under Mexican Securities Law, for a maximum amount of Ps.400 million for the twelve months following April 23, 2014.

As of December 31, 2012, 2013 and 2014, there was a total balance of 30,279,400, 34,406,892 and 35,424,453 repurchased shares, respectively, on our Consolidated Statements of Financial Position.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards:

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

Currently, our board of directors consists of eleven directors. Seven of such directors have been qualified as independent by our shareholders in accordance with the Securities Market Law and our bylaws.

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

We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.aeropuertosgap.com.mx.

Equity Compensation Plans.
§303A.08 & 312.03 specify that equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. No equity-compensation plans have been approved by our shareholders.
Shareholder Approval for Issuance of Securities.

§§312.03(b)-(d) specify that issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval.

Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.

Conflicts of Interest.

§314.00 specifies that the determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight.

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

Solicitation of Proxies.

§§402.01 & 402.04 specifies that the solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE.

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

(1)	Reference to sections are references to sections of the New York Stock Exchange Listed Company Manual. Pursuant to Section 303A,00 therefore, foreign private issuers, such as us, are exempt from the corporate governance standards of the exchange, with certain exceptions.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company.*

2.1	Deposit Agreement among the Company, The Bank of New York Mellon (formerly The Bank of New York) and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

3.1	Trust Agreement among the Company, AMP and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.1	Amended and Restated Guadalajara Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.2	Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the SCT, Nacional Financiera, S.N.C., the Company, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext, and the Mexican Airport and Auxiliary Services Agency, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.3	Technical Assistance and Technology Transfer Agreement among the Registrant, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., and Grupo Empresarial Ángeles, S.A. de C.V., together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.4	Professional Services Agreement between Aeropuerto de Guadalajara, S.A. de C.V. and AENA Desarrollo Internacional, S.A. dated as of August 4, 2008 (English translation) and a schedule highlighting the differences between this agreement and similar agreements with the Company’s other airport operating subsidiaries (incorporated by reference to our Form 20-F filed on June 29, 2010).

8.1	List of subsidiaries of the Company.*

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ SAÚL VILLARREAL GARCÍA
Name:	Saúl Villarreal García
Title:	Chief Financial Officer

Dated: April 16, 2015

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2014 and 2013 and for the Years Ended December 31, 2014, 2013 and 2012 and Report of Independent Registered Public Accounting Firm Dated February 25, 2015

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2014, 2013 and 2012 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013, and their results of operations, changes in their shareholders’ equity and their cash flows for the years ended December 31, 2014, 2013 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C.P.C. Salvador A. Sánchez Barragán

Guadalajara, Jalisco, Mexico

February 25, 2015

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In thousands of Mexican Pesos)

Assets

	December 31, 2014		December 31, 2013
Current assets:
Cash and cash equivalents (Note 5)	Ps.	1,595,502	Ps.	2,168,187
Financial investments held for trading purposes (Note 6)		—		410,433
Trade accounts receivable – net (Note 7)		337,581		207,515
Recoverable taxes and undue payments (Note 13.b)		124,616		82,846
Other current assets		4,872		3,106

Total current assets		2,062,571		2,872,087
Advance payments to suppliers		30,288		82,843
Machinery, equipment and improvements on leased buildings – net (Note 8)		812,653		873,541
Improvements to concession assets – net (Note 9)		5,148,431		5,002,667
Airport concessions – net (Note 10)		9,611,296		9,895,346
Rights to use airport facilities – net (Note 11)		1,157,093		1,213,792
Other acquired rights – net (Note 12)		565,084		581,781
Deferred income taxes – net (Note 13.e)		4,851,164		4,673,687
Other assets – net		47,627		38,856

Total	Ps.	24,286,207	Ps.	25,234,600

(Continued)

Grupo Aeroportuario del Pacĺfico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In thousands of Mexican Pesos)

Liabilities and Stockholders’ Equity

	December 31, 2014		December 31, 2013
Current liabilities:
Current portion of long-term bank loans (Note 15)	Ps.	978,538	Ps.	637,577
Concession taxes payable		38,704		36,335
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 28)		124,957		102,394
Accounts payable (Note 14)		300,642		316,233
Taxes payable		41,211		23,765
Income taxes payable (Note 13)		98,174		95,850

Total current liabilities		1,582,226		1,212,154
Deposits received in guarantee (Note 7)		597,139		522,204
Employee benefits (Note 16)		80,015		70,632
Long-term bank loans (Note 15)		740,936		1,216,899

Total liabilities		3,000,316		3,021,889

Stockholders’ equity (Note 17):
Common stock		13,937,322		15,447,322
Repurchased shares		(1,733,374)		(1,664,034)
Legal reserve		735,491		635,914
Reserve for repurchase of shares		2,133,374		2,027,302
Retained earnings		6,213,078		5,766,207

Total stockholders’ equity		21,285,891		22,212,711

Total	Ps.	24,286,207	Ps.	25,234,600

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Mexican Pesos, except per share amounts)

	2014		2013		2012
Revenues (Note 18):
Aeronautical services	Ps.	3,925,736	Ps.	3,616,616	Ps.	3,365,982
Non-aeronautical services		1,338,542		1,170,492		1,008,452
Improvements to concession assets		281,874		440,728		570,233

		5,546,152		5,227,836		4,944,667

Operating costs:
Cost of services (Note 19)		1,161,588		1,128,951		1,060,002
Technical assistance fees (Note 28)		194,228		171,470		155,072
Concession taxes (Note 1.a)		261,577		237,728		217,295
Depreciation and amortization (Note 20)		925,220		883,235		827,230
Cost of improvements to concession assets (Note 22)		281,874		440,728		570,233
Other (income) expenses – net		(43,424)		(7,453)		1,333

		2,781,063		2,854,659		2,831,165

Income from operations		2,765,089		2,373,177		2,113,502

Finance (cost) income – net (Note 23)
Interest income		71,376		124,223		122,078
Interest expense		(86,601)		(179,145)		(121,319)
Exchange gain (loss) – net		7,235		3,763		(14,782)

		(7,990)		(51,159)		(14,023)

Income before income taxes		2,757,099		2,322,018		2,099,479
Income tax expense (Note 13.c):
Current		760,508		653,565		551,760
Deferred		(245,929)		(577,777)		(224,311)

		514,579		75,788		327,449

Consolidated comprehensive income	Ps.	2,242,520	Ps.	2,246,230	Ps.	1,772,030

Weighted average number of common shares outstanding		525,636,745		530,061,831		530,720,600

Basic and diluted earnings per share (in Mexican Pesos, Note 3.p)	Ps.	4.2663	Ps.	4.2377	Ps.	3.3389

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve	Reserve for repurchase of shares		Retained earnings		Total stockholders’ equity
Balances as of January 1, 2012	561,000,000	Ps.	16,019,823	Ps.	(1,387,302)	Ps. 479,255	Ps.	1,387,302	Ps.	5,182,105	Ps.	21,681,183
Transfer of earnings to legal reserve (Note 17.g)	—		—		—	74,222		—		(74,222)		—
Dividends declared and paid, Ps. 2.1292 pesos per share (Note 17.b)	—		—		—	—		—		(1,130,000)		(1,130,000)
Reserve for repurchase of shares (Note 17.b)	—		—		—	—		280,000		(280,000)		—
Capital distribution (Note 17.c)	—		(572,501)		—	—		—		(297,499)		(870,000)
Comprehensive income	—		—		—	—		—		1,772,030		1,772,030

Balances as of December 31, 2012	561,000,000		15,447,322		(1,387,302)	553,477		1,667,302		5,172,414		21,453,213
Transfer of earnings to legal reserve (Note 17.g)	—		—		—	82,437		—		(82,437)		—
Dividends declared and paid, Ps. 2.2837 pesos per share (Note 17.d)	—		—		—	—		—		(1,210,000)		(1,210,000)
Reserve for repurchase of shares (Note 17.d)	—		—		—	—		360,000		(360,000)		—
Repurchase of 4,127,492 shares (Note 17.h)	—		—		(276,732)	—		—		—		(276,732)
Comprehensive income	—		—		—	—		—		2,246,230		2,246,230

Balances as of December 31, 2013	561,000,000		15,447,322		(1,664,034)	635,914		2,027,302		5,766,207		22,212,711
Transfer of earnings to legal reserve (Note 17.g)	—		—		—	99,577		—		(99,577)		—
Dividends declared and paid, Ps. 3.0249 pesos per share (Note 17.e)	—		—		—	—		—		(1,590,000)		(1,590,000)
Capital distribution (Note 17.f)			(1,510,000)									(1,510,000)
Reserve for repurchase of shares (Note 17.e)	—		—		—	—		106,072		(106,072)		—
Repurchase of 1,017,561 shares (Note 17.h)	—		—		(69,340)	—		—		—		(69,340)
Comprehensive income	—		—		—	—		—		2,242,520		2,242,520

Balances as of December 31, 2014	561,000,000	Ps.	13,937,322	Ps.	(1,733,374)	Ps. 735,491	Ps.	2,133,374	Ps.	6,213,078	Ps.	21,285,891

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Mexican Pesos)

	2014		2013		2012
Cash flows from operating activities:
Consolidated net income	Ps.	2,242,520	Ps.	2,246,230	Ps.	1,772,030
Adjustments for:
Employee benefits		9,383		10,342		12,393
Bad debt expense		15,056		11,758		16,869
Depreciation and amortization		925,220		883,235		827,230
Net loss on derivative financial instruments – net		340		705		3,424
Interest expense on bank loans		65,730		115,612		102,136
Income tax expense		514,579		75,788		327,449

		3,772,828		3,343,670		3,061,531
Changes in working capital:
(Increase) decrease in:
Financial investments held for trading purposes		410,433		23,140		(155,224)
Trade accounts receivable		(145,122)		25,523		32,838
Recoverable income tax and other current assets		25,047		74,695		95,385
Recoverable income tax		269		1,592		(1,861)
Increase (decrease) in:
Concession taxes payable		2,369		4,108		(1,266)
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		22,563		17,073		13,871
Accounts payable		37,772		(13,057)		32,788
Taxes payable		17,446		4,144		805
Deposits received in guarantee		74,935		91,579		114,226

Cash generated by operating activities		4,218,540		3,572,467		3,193,093
Income tax paid		(758,310)		(607,754)		(531,819)

Net cash flows provided by operating activities		3,460,230		2,964,713		2,661,274

Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased buildings, improvements to concession assets and advance payments to suppliers		(620,266)		(686,270)		(979,014)
Cash flows from sales of machinery and equipment		435		677		4,251
Other investing activities		(13,209)		4,642		(9,022)

Net cash flows used in investing activities		(633,040)		(680,951)		(983,785)

(Continued)

Grupo Aeroportuario del Pacĺfico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Mexican Pesos)

	2014		2013		2012
Cash flows from financing activities:
Dividends declared and paid		(1,590,000)		(1,210,000)		(1,130,000)
Capital distribution		(1,510,000)		—		(870,000)
Repurchase of shares		(69,340)		(276,732)		—
Proceeds from bank loans		1,378,881		488,204		601,327
Payments on bank loans		(1,513,883)		(646,452)		(612,222)
Interest paid on bank loans		(95,533)		(134,278)		(137,921)

Net cash flows used in financing activities		(3,399,875)		(1,779,258)		(2,148,816)

Net increase (decrease) in cash and cash equivalents		572,685		504,504		(471,327)
Cash and cash equivalents at beginning of year		2,168,187		1,663,683		2,135,010

Cash and cash equivalents at the end of year	Ps.	1,595,502	Ps.	2,168,187	Ps.	1,663,683

Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets on account	Ps.	86,383	Ps.	135,386	Ps.	163,644

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

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

b.	Significant events

•	On February 4, 2014, the Company pre-paid the balances for the second arrangement of its loan with Banco Nacional de México, S.A (Banamex) and HSBC México, S.A. (HSBC) on December 9, 2009, described in Note 15. The payment amount was for Ps. 108,791 for each institution, therefore such loans were fully paid.

•	At an Ordinary General Stockholder’s Meeting held on April 23, 2014, the stockholders approved a dividend payment of Ps. 1,590,000 to be divided between each of the shares outstanding at the date of payment, excluding shares repurchased by the Company, in each date of payment in accordance with article 56 of Securities Market Law. The first dividend payment of Ps. 1,192,500 was made on May 22, 2014 and the second dividend payment of Ps. 397,500 was made on July 4, 2014, as mentioned in Note 17.e.

•	On May 8, 2014, the Company made a payment of Ps. 1,510,000 of capital distribution of Ps. 2.8727 per outstanding share, which was approved at the Extraordinary General Stockholders’ Meeting on 23 April 2014, as disclosed in Note 17.f.

•	On August 25, 2014, the initial term of the Technical Assistance agreement between the Company and Aeropuertos Mexicanos del Pacifico, S.A.P.I. de C.V. expired. However, the agreement was automatically renewed for an additional five years, pursuant to Clause 5.2 of the agreement. At a Board of Directors Meeting held on April 23, 2014, the opinion of each of the board’s independent directors was requested with respect to the continuation of the agreement, and the majority voted for the automatic renewal option.

•	On September 2, 2014, the first school directly operated by Fundación Grupo Aeroportuario del Pacífico, A.C., started operations, which is financed 100% by the Entity and is located near the Guadalajara airport. In its inaugural year, it began with students from first grade, and in the following years it will be developing and adding new grades until the sixth grade, with a maximum capacity for 360 students.

•	On September 14, 2014, the Hurricane Odile impacted the coasts of Baja California Sur, affecting the infrastructure of the Los Cabos International Airport and La Paz International Airport.

The Los Cabos International Airport suffered severe damage at the interior of Terminals 1 and 2, as well as in the operating areas, among others. Despite the damages, the Airport operated from September 15 to 19 evacuating approximately 25 thousand passengers using an airlift provided by domestic and international airlines. From September 15 to October 2, cleaning and replacement of equipment was performed, in order to reinitiate operations. Commercial domestic flights were reinstated on October 3 and commercial international flights were reinstated on October 8. At December 31, 2014, the Los Cabos International Airport presents a significant advance in their rehabilitation and acquisition of damaged equipment. The Company estimates that in April 2015 the Airport will be operating at its regular capacity. Damages to the La Paz International Airport were minor, and it was able to re-initiate operations almost immediately. The amount to refurbish the terminal building and replace the damage equipment is estimated in Ps. 300,000, approximately. At December 31, 2014, the Company has incurred expenses for remodeling of Ps. 43,671 and have received reimbursements by the insurance company for Ps. 74,500, which are presented net in other (income) expense in the statement of profit or loss and other comprehensive income.

•	On October 10, 2014, the rating agency Standard & Poor’s assigned a long-term credit rating of ‘mxAAA’ on the CaVal (Mexico) national scale, with a ‘Stable’ outlook to the Company.

•	On October 24, 2014, the Company prepaid the outstanding balance of the loan with BBVA Bancomer it signed on April 10, 2013, which is described in Note 15. The payment amount was Ps. 66,411, with the loan being paid in full.

•	On November 28, 2014, Entity signed with Scotiabank Inverlat (Scotiabank) an unsecured credit line totaling Ps. 1,741,000 as explained in Note 15, which will be used to prepay the credit loans previously contracted by certain subsidiaries with other banks and maintain the same level of debt but with more current credit conditions. The first withdrawal was made on December 3, 2014 by Ps.730,000. At December 31, 2014, there is a balance of Ps. 1,011,000 available to withdraw.

•	On December 5, 2014, the Company prepaid the outstanding balance of the fifth disbursement associated with the loan agreement signed with BBVA Bancomer on November 23, 2012, which is described in Note 15. The payment was for Ps. 33,337, resulting in the loan being fully paid.

•	On December 19, the rating agency Moody’s assigned a long-term credit rating of “Baal” Global scale and ‘Aaa.mx’ national scale, with a ‘Stable’ outlook for the Company.

•	On December 22, 2014, the Company prepaid the outstanding balance of the second disbursement of the loan agreement signed with BBVA Bancomer on November 23, 2012, which is described in Note 15. The payment was for Ps. 41,626, resulting in the loan being fully paid.

•	On December 23, 2014, the Company prepaid the outstanding balance of the third disbursement of the loan agreement signed with HSBC on May 26, 2011, which is described in Note 15. The payment was for Ps. 130,407 resulting in the loan being fully paid.

•	On December 26, 2014, the Company prepaid the outstanding balance of the third disbursement of the loan agreement signed with BBVA Bancomer on April 10, 2013, which is described in Note 15. The payment was for Ps. 48,471, resulting in the loan being fully paid.

•	In December 2014, the Master Development Program (MDP) for the period 2015-2019 was approved by the SCT, and the amount of investments is disclosed in Note 24.c. Likewise, the maximum tariffs applicable to regulated revenues were also authorized for that same period.

•	During 2014, the Company entered into a loan agreement with Scotiabank for Ps. 270,000 in order to finance capital investments committed in the 2014 MDP for the Guadalajara, Puerto Vallarta and San Jose del Cabo airports; also two revolving loans were signed, with BBVA Bancomer for Ps. 92,100 and with HSBC for Ps. 100,500 for the Guadalajara, Hermosillo, Puerto Vallarta and San Jose del Cabo airports. Such contracts and credit lines were prepaid, BBVA Bancomer and HSBC on December 5, 2014 for Ps. 92,100 and Ps. 100,500, respectively, and Scotiabank on December 30, 2014 for Ps. 256,500, resulting in the loans being fully paid.

2.	Basis of presentation

a.	Statement of Compliance – These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), its amendments and interpretations issued by the International Accounting Standards Board (IASB) issued and outstanding or issued and early adopted at the date of preparation of these financial statements.

b.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

c.	Basis of measurement – The consolidated financial statements have been prepared on a historical cost basis, except for the following significant accounts: (i) certain financial instruments recognized at fair value, (ii) the liability for postemployment benefits, which is recognized net of unrecognized costs for past services and the present value of the obligation for such benefits, and (iii) certain financial liabilities recognized at amortized cost.

The different measurement principles utilized include the following:

•	Historical cost – Historical cost is generally based on the fair value of the amount given in exchange for assets.

•	Fair value – The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the valuation date.

•	Present value – Some financial assets are recorded at the discounted present value of future cash inflows that those assets are expected to generate in the ordinary course of business. Liabilities are recorded at the discounted present value of future cash outflows required to settle these liabilities in the ordinary course of business.

•	Amortized cost –The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

d.	Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, for the years ended December 31, 2014 2013 and 2012, of which it owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

•	Aeropuerto de Aguascalientes, S.A. de C.V.

•	Aeropuerto del Bajio, S.A. de C.V.

•	Aeropuerto de Guadalajara, S.A. de C.V.

•	Aeropuerto de Hermosillo, S.A. de C.V.

•	Aeropuerto de La Paz, S.A. de C.V.

•	Aeropuerto de Los Mochis, S.A. de C.V.

•	Aeropuerto de Manzanillo, S.A. de C.V.

•	Aeropuerto de Mexicali, S.A. de C.V.

•	Aeropuerto de Morelia, S.A. de C.V.

•	Aeropuerto de Puerto Vallarta, S.A. de C.V.

•	Aeropuerto de San Jose del Cabo, S.A. de C.V.

•	Aeropuerto de Tijuana, S.A. de C.V.

•	Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)

•	Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)

•	GA del Pacífico Partipacoes do Brasil LTDA

•	Puerta Cero Parking, S.A. de C.V. (PCP)

•	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)

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

e.	Application of new and revised International Financing Reporting Standards (“IFRSs”) and interpretations that are mandatorily effective for the current year

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

In the current year, the Company has applied a number of amendments to IFRSs and new Interpretation issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2014.

The Company has applied the amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities for the first time in the current year. The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definitions of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	Obtain funds from one or more investors for the purpose of providing them with investment management services.

•	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities

As the Company is not an investment entity (assessed based on the criteria set out in IFRS 10 as of January 1, 2014), the application of the amendments has had no impact on the disclosure or the amounts recognized in the Company´s consolidated financial statements

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement.”

The application of the amendments had had no impact on the amounts recognized or disclosed in the consolidated financial statements.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees’ periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees’ periods of service.

The application of the amendments has had no impact on the amounts recognized in the consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition.’ The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

The amendments to IFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation or amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The application of these amendments did not have impact on the Company’s consolidated financial statements.

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 1 clarify the meaning of “effective IFRS” with which first adoptants are allowed to apply a new IFRS even if it is not compulsory, if such IFRS allows its anticipated application.

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a) The property meets the definition of investment property in terms of IAS 40; and

(b) The transaction meets the definition of a business combination under IFRS 3.

The application of these amendments did not have impact on the Company’s consolidated financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness.

As the Company does not have any derivatives that are subject to novation, the application of these amendments has had no impact on the disclosures or on the amounts recognized in the consolidated financial statements.

IFRIC 21 Levies

IFRIC 21 addresses the issue as to when to recognize a liability to pay a levy imposed by a government. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The application of this Interpretation has had no impact on the disclosures or on the amounts recognized in the Company’s consolidated financial statements.

f.	Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012, are prepared in pesos, which is the functional currency of the Company and its subsidiaries and are presented in thousands of pesos.

g.	Use of estimates and critical judgments in preparing the financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities, income and expenses of the relevant period. Actual results could differ from these estimates. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Estimation of doubtful accounts (Note 7)

•	Definition of useful lives and depreciation and amortization periods (Note 3 c. and .3.d.)

•	Probability of recovery of tax loss (Note 13.f)

•	Recovery of tax on assets paid in prior years (Note 13.i)

•	Assumptions used to determine liabilities for retirement benefits (Note 16)

•	Contingency liabilities (Note 25)

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

h.	Income from operations – This line item is comprised by total revenues less operating costs. Although this presentation is not required by IAS 1 Presentation of Financial Statements, it is included in the consolidate statements of profit or loss and other comprehensive income because it represents a reliable measure of the economic and financial performance of the Company.

i.	Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2014, 2013 and 2012, comprehensive income is represented only by the net income of each year.

j.	Classification of cost and expenses – Costs and expenses presented in the consolidated statements of profit or loss and other comprehensive income were classified according to their nature.

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

The Company’s financial assets are classified into the following specified categories: (i) FVTPL and (ii) accounts receivable. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way of purchases or sales, are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

Gains and losses from sales or retirements of machinery, equipment and improvements to leased buildings are determined comparing the proceeds from the sale or retirement against net amount of machinery, equipment and improvements to leased buildings and are recognized net in other (expenses) income in the consolidated statement of profit and loss and other comprehensive income.

•	Subsequent costs – The cost to replace a part or item of machinery, equipment and improvements to leased buildings are recognized in the value of the asset when it is probable that future economic benefits associated with that part will flow to the Company and its cost can be measured reliably. The net value of the replaced item is derecognized at its net book value. Minor maintenance costs are recognized in the consolidated statement of profit and loss and other comprehensive income.

•	Depreciation – Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other substitute value of that cost, since this is the value that reflects more certainty the expected pattern of consumption of future economic benefits implicit in the active. The Company does not determine residual values for machinery, equipment, improvements and leased buildings as they are not considered to be material.

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

The estimated useful lives for the current period and comparative period are as follows:

	Useful life (years)	Average annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	3.3	30%
Transportation equipment	4	25%
Communication equipment	10 - 4 - 3.3	10% - 25% - 30%
Improvements on leased buildings	10	10%

d.	Intangible Assets

•	Improvements to concession assets – Improvements to concession assets are accounted for the improvements that are made pursuant to the MDP and improvements carried out by the daily operation of the Company’s airports. All infrastructure investments made by the airports will be delivered to the Mexican government at the end of the term of the Concession. Under the Company’s concession agreements, through the Master Development Programs agreed with the Mexican government every five years, the Company is committed to carry out various improvements, upgrades and additions to each of its airports on an annual basis. In exchange for investing in those additions and upgrades, the Mexican government grants the Company the right to obtain benefits for services provided using those assets. The Company, as the operator of the concession assets, recognizes an intangible asset as it receives a right granted by the Mexican government to charge users of the public service associated with the use of its airports.

•	Airport concessions – The Company recognized an intangible asset of the Concession granted by the SCT to manage and operate each of the airports for 50 years since its acquisition.

•	Rights to use airport facilities – Rights to use airport facilities are recorded at acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and exploit them during the Concession term.

•	Other acquired rights – These rights correspond to payments made by the Company after the date the Concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded at its acquisition cost.

•	Amortization – After to its initial recognition, intangible assets are valued at acquisition cost plus capitalized borrowing costs that are recognized, less accumulated depreciation and accumulated impairment losses. Depreciation is recognized in the consolidated statement of comprehensive income under the straight line method applied to the shorter of the estimated period of future economic benefits the intangible assets will generate, or the concession period, from the date they are available for use.

Amortization periods for the current and comparative period are as follows:

	Period (years)	Average annual amortization rate
Improvements to concession assets	12.5 - 20	8% - 5%
Airport concessions	49	2%
Rights to use airport facilities	10 - 49	10% - 2%
Other acquired rights	44 - 48	2%

The amortization method and useful lives are reviewed at each year end date and adjusted prospectively if necessary.

e.	Capitalized borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use are added to the cost of those assets, until such time as the assets are substantially ready for their intended use for sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

f.	Impairment

•	Financial assets – A financial asset that is not recognized at FVTPL is evaluated by the Company at the close of each reporting period to determine whether there is evidence of potential impairment. A financial asset is impaired if there is objective evidence that a loss has occurred after the initial recognition of the asset and that loss has a negative effect on the estimated future cash flows of the asset, that can be estimated reliably.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach in the payment of the interests or the loan; or

•	It is probable that the borrower will enter in bankruptcy or into a financial reorganization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

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

h.	Other intangible assets – Costs incurred in the development phase, as well as other intangible assets that meet certain requirements and that the Company has determined will have future economic benefits, are capitalized and amortized based on the straight-line method. Expenditures that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

i.	Leases – The payments made by the Company as a lessee under operating leases are recognized in the consolidated statements of profit of loss and other comprehensive income on a straight-line basis over the lease term. Lease incentives received are recognized, as applicable, as a decrease in overall rental costs over the term of the contract. The Company does not have finance leases either as a lessee or lessor. The Company’s accounting policy as a lessor is disclosed in Note 3.m.

j.	Provisions – Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

o.	Income taxes – Current income tax is recorded in the income statement of the year in which it is incurred. Until December 31, 2013 current income tax was calculated as the higher of regular income tax (ISR) and the business flat tax (IETU). The expense for income taxes includes both the tax assessed and deferred tax. Deferred and current tax are recognized the consolidated statement of profit or loss, except when they are related to items recognized in other comprehensive income, or directly in equity, in that case the deferred and current tax are also recognized in other comprehensive income or directly in equity, respectively.

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

At December 31, 2014 and 2013, financial instruments held by the Company are comprised of the following:

	December 31, 2014		December 31, 2013
Financial assets
Cash and cash equivalents	Ps.	1,595,502	Ps.	2,168,187
Financial investments held for trading purposes		—		410,433
Receivables		337,581		207,515
Derivative financial instruments		—		340
Financial liabilities at amortized cost
Current and long term bank loans	Ps.	1,719,474	Ps.	1,854,476
Accounts payable		425,599		418,627

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

•	Accounts receivable and others – The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (Tarifa de Uso Aeroportuario, TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. At December, 31 2014, 2013 and 2012 the revenues for TUA represented 60.8%, 58.8% and 57.1% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. Approximately 37.2%, 33.4% and 31.5% of the Company’s revenues in 2014, 2013 and 2012 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico, and therefore if one airport has an operating problem the other airports would not be affected. Approximately 35.3%, 35.4% and 31.5% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2014, 2013 and 2012 were generated by the Guadalajara airport. In addition, approximately 90.4%, 91.2% and 90.9% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2014, 2013 and 2012, respectively, were generated by six of the Company’s airports (Guadalajara, Tijuana, San Jose del Cabo, Puerto Vallarta, Bajio and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse to the airport the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the case of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as Deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. At December 31, 2014 and 2013, the Company has customer deposits of Ps. 597,139 and Ps. 522,204, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt; this excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters. The Company has external financing as described in Note 15 for compliance of its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2014 and 2013, the Company has available credit lines of Ps.  1,011,000 and Ps.  153,996, respectively.

Following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2014 and 2013:

	December 31, 2014
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Fixed rate bank loans		Ps.	21,928	Ps.	—	Ps.	28,929	Ps.	9,643	Ps.	—	Ps.	60,500
Fixed rate interest	8.52%		1,795		—		2,762		630		—		5,187
Variable rate bank loans			30,503		18,917		878,261		689,586		41,707		1,658,974
Variable rate interest	4.69%		5,824		16,621		29,070		71,370		2,600		125,485
Trade accounts payable	N/A		133,619		95,263		—		—		—		228,882
AMP	N/A		—		—		124,957		—		—		124,957

		Ps.	193,669	Ps.	130,801	Ps.	1,063,979	Ps.	771,229	Ps.	44,307	Ps.	2,203,985

	December 31, 2013
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Fixed rate bank loans		Ps.	21,929	Ps.	21,429	Ps.	108,642	Ps.	60,500	Ps.	—	Ps.	212,500
Fixed rate interest	8.52%		3,227		1,369		8,132		3,392		—		16,120
Variable rate bank loans			30,307		267,873		187,397		977,470		178,929		1,641,976
Variable rate interest	5.55%		9,530		14,016		52,201		149,415		7,532		232,694
Trade accounts payable	N/A		72,443		162,413		10,992		—		—		245,848
AMP	N/A		—		—		102,394		—		—		102,394

		Ps.	137,436	Ps.	467,100	Ps.	469,758	Ps.	1,190,777	Ps.	186,461	Ps.	2,451,532

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

•	Foreign exchange risk – The Company is exposed to currency risk for its revenues and trade accounts receivable denominated in a currency other than the functional currency of the Company, which is the peso. The foreign currencies in which transactions are primarily denominated is the U.S. dollar (USD) (Note 23).

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

Following is a sensitivity analysis of our financial assets and liabilities denominated in USD, if the peso depreciates or appreciates by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts at December 31, 2014	Peso amounts at exchange rate of Ps. 14.7180		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	2,886	Ps.	42,473	Ps.	46,720	Ps.	38,226
Trade accounts receivable	1,829		26,922		29,614		24,229

	4,715		69,395		76,334		62,455
Financial liabilities:
Accounts payable	(168)		(2,472)		(2,718)		(2,224)

Net asset position	4,547	Ps.	66,923	Ps.	73,616	Ps.	60,231

	USD amounts at December 31, 2013	Peso amounts at exchange rate of Ps. 13.0765		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	181	Ps.	2,366	Ps.	2,603	Ps.	2,130
Financial investments held for trading purposes	31,387		410,433		451,478		369,391
Trade accounts receivable	1,134		14,826		16,310		13,344

	32,702		427,625		470,391		384,865
Financial liabilities:
Accounts payable	(237)		(3,097)		(3,402)		(2,784)

Net asset position	32,465	Ps.	424,528	Ps.	466,989	Ps.	382,081

•	Interest rate risk – The Company monitors its interest rate risk and when bank loans are entered into with variable interest rates it determines whether it should enter into derivative financial instruments, in order to reduce its exposure to the risk of volatility in interest rates. The negotiation with derivative financial instruments is only entered into with institutions of high repute and credit rating. The Company does not enter into operations for speculative purposes.

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

If interest rates had been 100 basis points higher or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2014 and 2013 would be as follows:

	2014		2013
Effect in case of interest rate increase in 100 basis points
Variable rate bank loans	Ps.	(6,794)	Ps.	(10,491)

Effect in case of interest rate decrease in 100 basis points
Variable rate bank loans	Ps.	6,794	Ps.	10,491

Until February 2014, the Company had contracted hedges of derivative financial instrument interest rate caps (CAPs), whereby it agreed to exchange the difference between the amounts of the variable interest rate calculated over the principal amounts of the hedged items associated with its variable rate debt instruments. These contracts allowed the Company to hedge the cash flow exposures on debt contracted at variable interest rates. The fair value of the CAPs was Ps. 340 at December 31, 2013.

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

Following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2014		2013
Stockholders’ equity	Ps.	21,285,891	Ps.	22,212,711
Total liabilities		3,000,316		3,021,889
Ratio of total stockholders’ equity to liabilities		7.1		7.4

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

•	The acquisition has to be approved previously at a Stockholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).

•	If the acquisition is made, the Company reduces stockholders’ equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.

•	Announcing the amount of common stock issued and paid when determining the authorized stock, for repurchase. The Ordinary Stockholders Meeting shall expressly agree, for each year, the maximum amount of funds that may be used for the repurchase of the Company’s shares, with the only limitation that the sum of the resources that can be used for this purpose, in no event shall exceed the total balance of retained earnings of the Company.

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

As of December 31, 2014 and 2013, the fair value of bank loans recognized at amortized cost was Ps. 1,702,710 and Ps. 1,817,414, respectively, while their book value is Ps. 1,719,474 and Ps. 1,854,476, respectively. The fair value of bank loans are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The fair value of financial assets and liabilities is determined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3)

Financial instruments recognized at fair value, are categorized according to the fair value hierarchy into levels 1 to 3 based on the degree to which their fair value is objectively observable, are:

•	Financial instruments classified as FVTPL – Are classified within Level 1 of the fair value hierarchy.

•	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.

5.	Cash and cash equivalents

As of December 31, 2014 and 2013, the balances are comprised of the following:

	December 31, 2014		December 31, 2013
Cash	Ps.	140,638	Ps.	119,136
Cash equivalents designated for expenditure, held in trust		—		8,172
Overnight investments of cash surpluses		1,454,864		2,040,879

	Ps.	1,595,502	Ps.	2,168,187

6.	Financial investments held for trading purposes

The Company does not have financial instruments held for trading at December 31, 2014. At December 31, 2013 the Company’s financial instruments are comprised as follows:

	December 31, 2013
	Acquisition Cost		Fair Value
Pemex 2018 Bonds	Ps.	18,676	Ps.	17,112
Pemex 2018 Bonds		156,153		149,508
Pemex 2019 Bonds		253,084		243,813

Total	Ps.	427,913	Ps.	410,433

	December 31, 2013
	Average interest rate	Maturity Date
Pemex 2018 Bonds	3.286%	March 1, 2018
Pemex 2018 Bonds	3.213%	September 30, 2018
Pemex 2019 Bonds	3.442%	May 3, 2019

Investments held for trading purposes were sold during the month of March 2014. The proceeds of this transaction are held in cash and cash equivalents.

Investments held for trading purposes held by the Company at December 31, 2013, represent investments in government bonds with immediate liquidity. According to the Company’s cash management policy, such investments are held for less than one year. Fair value adjustments are based on quoted market prices at the close of each period. Changes in fair value are recognized in finance costs in the consolidated statements of profit or loss and other comprehensive income.

7.	Trade accounts receivable

As of December 31, 2014 and 2013, trade accounts receivable are comprised of the following:

	December 31, 2014		December 31, 2013
Trade accounts receivable	Ps.	490,579	Ps.	372,497
Allowance for doubtful accounts		(152,998)		(164,982)

	Ps.	337,581	Ps.	207,515

Accounts receivable include balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps. 257,605 and Ps. 202,464 as of December 31, 2014 and 2013, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements in the allowance for doubtful accounts are recorded under cost of services in the consolidated statement of profit or loss and other comprehensive income.

	2014		2013
Beginning balance	Ps.	(164,982)	Ps.	(226,005)
Bad debt expense		(15,056)		(11,758)
Write-offs		20,574		61,499
Reversal of bad debt		6,466		11,282

Ending balance	Ps.	(152,998)	Ps.	(164,982)

The allowance for doubtful accounts is comprised of customer balances that are in litigation or bankruptcy process and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2014 and 2013 these balances amounted to Ps. 77,137 and Ps. 98,026, respectively. The allowance also includes customer balances in arrears in their payments and that are in a process of regularization; therefore they have not been sued. At December 31, 2014 and 2013 the amount of these balances amounted to Ps. 75,861 and Ps. 66,956, respectively. During 2014 and 2013, the Company recorded write-offs of the balances that were in a legal process with an unfavorable outcome for the Company, the amount of these write-offs totaled Ps. 20,574 and Ps. 61,499, respectively also decreasing the balance of accounts receivable. These write-offs had no effect on the operating results of the Company during 2014 and 2013. There are other cancellations of bad debt for customers that were in arrears in their payments, but were paid in 2014 and 2013 for Ps. 6,466 and Ps. 11,282, respectively.

Following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31, 2014		December 31, 2013
Accounts receivables past due from 1 to 30 days	Ps.	15,619	Ps.	20,600
Accounts receivables past due 31 to 60 days		7,051		4,475
Accounts receivables past due 61 to 90 days		3,257		1,009
Accounts receivables past due more than 90 days		29		121

	Ps.	25,956	Ps.	26,205

Following the percentage shown represents the balance of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services ( SAE) and the passengers charges (TUA), that corresponds to the amounts that airlines recover from passengers on behalf of the Company and subsequently they deliver:

	December 31, 2014		December 31, 2013
	% of TUA to be reimbursed	% of receivables SAE	% of TUA to be reimbursed	% of receivables SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	15.8%	3.4%	9.6%	7.5%
ABC Aerolíneas, S.A. de C.V.	5.7%	2.1%	5.8%	4.8%
Aerovías de México, S.A. de C.V.	7.4%	2.2%	4.0%	2.3%
Aerolitoral, S.A. de C.V.	5.9%	1.7%	5.7%	1.0%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivables from clients as of December 31, 2014 and 2013. These guarantees could be applied to any unpaid balance in case of a breach from clients and under certain circumstances.

8.	Machinery, equipment and improvements on leased buildings

As of December 31, 2014 and 2013, the machinery, equipment and improvements on leased buildings are comprised as follows:

	Balance as of January 1, 2014		Additions		Divestitures		Balance as of December 31, 2014
Investment:
Machinery and equipment	Ps.	1,133,285	Ps.	60,052	Ps.	(10,836)	Ps.	1,182,501
Office furniture and equipment		144,652		10,339		(11,453)		143,538
Computer equipment		311,065		44,357		(51,777)		303,645
Transportation equipment		27,249		1,162		(677)		27,734
Communication equipment		17,702		2,231		(391)		19,542
Improvements on leased buildings		10,413		6,060		—		16,473

Total investment	Ps.	1,644,366	Ps.	124,201	Ps.	(75,134)	Ps.	1,693,433

Accumulated depreciation:
Machinery and equipment	Ps.	(443,718)	Ps.	(102,813)	Ps.	10,394	Ps.	(536,137)
Office furniture and equipment		(79,406)		(16,485)		11,194		(84,697)
Computer equipment		(211,568)		(58,967)		50,684		(219,851)
Transportation equipment		(24,461)		(1,781)		678		(25,564)
Communication equipment		(8,916)		(2,109)		302		(10,723)
Improvements on leased buildings		(2,756)		(1,052)		—		(3,808)

Total accumulated depreciation	Ps.	(770,825)	Ps.	(183,207)	Ps.	73,252	Ps.	(880,780)

Net amounts	Ps.	873,541	Ps.	(59,006)	Ps.	(1,882)	Ps.	812,653

	Balance as of January 1, 2013		Additions		Divestitures		Balance as of December 31, 2013
Investment:
Machinery and equipment	Ps.	1,101,715	Ps.	42,834	Ps.	(11,264)	Ps.	1,133,285
Office furniture and equipment		138,354		9,511		(3,213)		144,652
Computer equipment		280,670		37,866		(7,471)		311,065
Transportation equipment		31,529		370		(4,650)		27,249
Communication equipment		15,597		2,369		(264)		17,702
Improvements on leased buildings		10,207		206		—		10,413

Total investment	Ps.	1,578,072	Ps.	93,156	Ps.	(26,862)	Ps.	1,644,366

Accumulated depreciation:
Machinery and equipment	Ps.	(354,840)	Ps.	(96,155)	Ps.	7,277	Ps.	(443,718)
Office furniture and equipment		(70,579)		(11,591)		2,764		(79,406)
Computer equipment		(165,508)		(51,578)		5,518		(211,568)
Transportation equipment		(26,462)		(2,649)		4,650		(24,461)
Communication equipment		(7,465)		(1,630)		179		(8,916)
Improvements on leased buildings		(1,753)		(1,003)		—		(2,756)

Total accumulated depreciation	Ps.	(626,607)	Ps.	(164,606)	Ps.	20,388	Ps.	(770,825)

Net amounts	Ps.	951,465	Ps.	(71,450)	Ps.	(6,474)	Ps.	873,541

At December 31, 2014 and 2013, the net amounts of machinery, equipment and improvements on leased buildings are:

	Balance as of December 31, 2014	Balance as of December 31, 2013
Net amounts
Machinery and equipment	Ps. 646,364	Ps. 689,567
Office furniture and equipment	58,841	65,246
Computer equipment	83,794	99,497
Transportation equipment	2,170	2,788
Communication equipment	8,819	8,786
Improvements on leased buildings	12,665	7,657

Total amounts	Ps. 812,653	Ps. 873,541

The Company has several buildings under operating leasing for office use. In Notes 24.a and 29, the Company the Company disclosed the costs and obligations under these leases

9.	Improvements to concession assets

As of December 31, 2014 and 2013, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2014		Additions		Divestitures		Transfers		Balance as of December 31, 2014
Investment:
Improvements to concession assets	Ps.	6,346,319	Ps.	57,998	Ps.	(17,141)	Ps.	632,012	Ps.	7,019,188
Construction in-progress		367,598		468,364		—		(632,012)		203,950

Total investment	Ps.	6,713,917	Ps.	526,362	Ps.	(17,141)	Ps.	—	Ps.	7,223,138

Accumulated amortization	Ps.	(1,711,250)	Ps.	(380,598)	Ps.	17,141	Ps.	—	Ps.	(2,074,707)

Net amounts	Ps.	5,002,667	Ps.	145,764	Ps.	—	Ps.	—	Ps.	5,148,431

	Balance as of January 1, 2013		Additions		Divestitures		Transfers		Balance as of December 31, 2013
Investment:
Improvements to concession assets	Ps.	6,005,670	Ps.	97,155	Ps.	(13,591)	Ps.	257,085	Ps.	6,346,319
Construction in-progress		168,316		456,877		(510)		(257,085)		367,598

Total investment	Ps.	6,173,986	Ps.	554,032	Ps.	(14,101)	Ps.	—	Ps.	6,713,917

Accumulated amortization	Ps.	(1,363,836)	Ps.	(351,332)	Ps.	3,918	Ps.	—	Ps.	(1,711,250)

Net amounts	Ps.	4,810,150	Ps.	202,700	Ps.	(10,183)	Ps.	—	Ps.	5,002,667

At December 31, 2014 and 2013, the net amounts of improvements to concession assets are:

	Balance as of December 31, 2014		Balance as of December 31, 2013
Net amounts:
Improvements to concession assets	Ps.	4,944,481	Ps.	4,635,069
Construction in-progress		203,950		367,598

Total amounts	Ps.	5,148,431	Ps.	5,002,667

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, and even when they are not in committed investments in the MDP.

As of December 31, 2014 and 2013, the balance of machinery, equipment, improvements on leased buildings and improvements to concession assets includes investments pending to be paid of Ps. 86,383 and Ps. 135,386, respectively. Construction in-progress relates mainly to the expansion of the terminal building at the Guadalajara, airport, and to the cross border bridge in Tijuana airport. As of December 31, 2014 and 2013, the cumulative net amount capitalized was Ps. 185,797 and Ps. 166,610, respectively, with a capitalization rate of 4.8% and 1.3%, respectively. During 2014 and 2013, there was capitalized bank interest for Ps. 19,187 and Ps. 4,703, respectively.

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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2014 and 2013:

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

The value of the concessions at December 31, 2014 and 2013 is as follows:

	December 31, 2014		December 31, 2013
Airport concessions	Ps.	13,820,651	Ps.	13,820,651
Less—accumulated amortization		(4,209,355)		(3,925,305)

	Ps.	9,611,296	Ps.	9,895,346

Amortization recognized for the years ended December 31, 2014 and 2013, amounts to Ps. 284,050 and Ps. 284,076, respectively.

Each airport concession agreement contains the following terms and basic conditions:

•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its MDP, and to provide airport, complementary and commercial services. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. The Company’s investment plans under the MDP must be updated every five years starting from 2000 and approved by the SCT. During December 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010 to 2014.

•	The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•	The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

•	The concessionaire assumed ASA’s rights and obligations derived from airport-related agreements with third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•	The concessionaire must grant free access to specific airport areas to certain Mexican Government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•	According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

11.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31, 2014 and 2013 was as follows:

	December 31, 2014		December 31, 2013
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708
Less—accumulated amortization		(960,615)		(903,916)

	Ps.	1,157,093	Ps.	1,213,792

Amortization recognized in the years ended December 31, 2014 and 2013 amounted to Ps. 56,699 in both years.

12.	Other acquired rights

At December 31, 2014 and 2013 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders. The rights acquired are comprised as follows:

	December 31, 2014		December 31, 2013
Right to operate the charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560
Right to operate various parking lots		5,673		5,673

		769,227		769,227
Less – accumulated amortization		(204,143)		(187,446)

	Ps.	565,084	Ps.	581,781

Amortization recognized in the years ended December 31, 2014 and 2013 amounted to Ps. 16,697, in both years. These assets have a useful life until the end of the concession, due to its use and exploitation will continue until then.

13.	Income taxes

The Company is subject to ISR and through December 31, 2013, to ISR and IETU. Therefore, the income tax payable was the higher between ISR and IETU through 2013.

ISR – The ISR rate was 30% for 2014, 2013 and 2012 and as result of the new 2014 ISR Law (“2014 Tax Law”), the rate will continue at 30%, thereafter.

IETU – it was eliminated as of 2014; therefore, up to December 31, 2013, this tax was incurred both on revenues and deductions and certain tax credits based on cash flows from each year. The corporate rate was 17.5%. Due to the repeal of the IETU law, the Company cancelled in 2013 deferred IETU previously recorded.

The current income tax is the greater of ISR and IETU up to 2013.

To determine deferred ISR at December 31, 2014, 2013 and 2012 the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates.

a.	Recoverable income taxes paid on dividends – Dividends paid to stockholders which are not derived from the net tax income account (CUFIN) generate ISR, which can be credited against the taxes of the Company during the year of the dividend payment and the two subsequent years.

b.	Recoverable taxes – In the regular course of operations, the Company generates receivable balances by the overpayment of taxes payable, according to the calculation mechanism established in the Tax Law, which are recoverable through tax returns or offsetting. The main recoverable taxes are ISR, IMPAC and IETU.

In 2003, the Company filed a request with the tax authorities regarding the confirmation of the criteria with respect to the basis that the Company could use to calculate IMPAC, which included all airports and GAP. In this request, the Company requested that such calculation, based on the interpretations of tax law as published by the Mexican Treasury Department, should only take into account the amount effectively paid by AMP for the shares of the Company that was reflected in the assets in each concession acquired through the bidding process.

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

As of December 31, 2014, the remaining portion pending to be recovered corresponds to the Hermosillo airport for Ps. 28,370 (values updated). The tax authorities determined that recoverable amount should be the result of the ISR calculation for the year and not be treated as an overpayment of taxes for the year. The risk with the resolution criteria is that the right to receive the refund of the amounts claimed will expire, as well as the favorable interest being sought by the Company. In a resolution dated October 25, 2013, the Company received a favorable ruling, however the authority filed for a review. On September 3, 2014 the Federal Tax and Administrative Judicial Tribunal (TFJFA) declared final judgment, which states that the authority has to return the amount of the refund and update the claim amount. However, the authority omitted to rule on the interest generated, therefore a judgment of invalidity for recovery will be presented. In the opinion of the Company and its legal counsel, the possibility of a favorable outcome is probable. At the date of the consolidated financial statements the principal amount and its interest have not been returned.

The balances of recoverable taxes are comprised as follows:

	December 31, 2014		December 31, 2013
Recoverable taxes:
IMPAC	Ps.	79,306	Ps.	33,893
ISR		27,882		23,016
Value added tax		—		5,601
Tax to cash deposits		1,521		3,303
IETU		5,569		1,986
Retained taxes		8,819		10,559
Other		1,519		4,488

	Ps.	124,616	Ps.	82,846

c.	Income Tax – Income tax expense for the years ended at December 31, 2014, 2013 and 2012 consists of the following:

	2014		2013		2012
ISR:
Current	Ps.	727,923	Ps.	644,932	Ps.	546,592
Deferred		(245,929)		(577,016)		(221,662)
Cancellation of unrecoverable tax on dividends		32,585		—		—
IETU:
Current		—		8,633		5,168
Deferred		—		(761)		(2,649)

	Ps.	514,579	Ps.	75,788	Ps.	327,449

d.	Effective tax rate – The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2014, 2013 and 2012 is shown below:

	%	2014		%	2013		%	2012
Net income		Ps.	2,242,520		Ps.	2,246,230		Ps.	1,772,030
Income tax expense			514,579			75,788			327,449

Income before income taxes			2,757,099			2,322,018			2,099,479
Statutory tax rate	30%		827,130	30%		696,605	30%		629,844
Effects of tax inflation on nonmonetary assets	(13%)		(345,845)	(16%)		(371,523)	(15%)		(314,922)
Cancellation of non-recoverable ISR from dividends	1%		32,585	—		—	—		—
Effects of change in tax rate	—		—	(9%)		(199,048)	—		—
Effect of change in tax depreciation rates of the Concession	—		—	(2%)		(44,437)	—		—
Other	(0%)		(6,740)	(0%)		(5,809)	1%		12,527

Effective tax rate	19%	Ps.	514,579	3%	Ps.	75,788	16%	Ps.	327,449

e.	Recognized deferred income tax assets – At December 31, 2014 and 2013 the main items comprising the deferred income tax are:

	Assets
	2014		2013
Deferred ISR asset:
Allowance for doubtful accounts	Ps.	40,020	Ps.	43,222
Machinery and equipment		29,459		25,954
Improvements to concession assets		345,242		294,130
Airport concessions and rights to use airport facilities		4,009,860		3,830,501
Other acquired rights		108,737		100,816
Derivative financial instruments				17
Other assets		583		1,421
Tax loss carryforwards		52,685		52,775
Employee benefits		24,005		21,190
Accruals		4,482		11,930
Recoverable tax on assets		233,091		291,731

Deferred income tax asset	Ps.	4,851,164	Ps.	4,673,687

f.	Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the statement of financial position is comprised of the following items:

	December 31, 2014		December 31, 2013
Tax loss carryforwards	Ps.	184,746	Ps.	174,633
Recoverable tax on assets		233,370		236,385

	Ps.	418,116	Ps.	411,018

The Company does not recognize deferred tax assets on tax loss carryforwards for which it is not probable to generate future taxable profits to utilize such tax losses.

As disclosed in subparagraph i. of this Note, the recoverable tax on assets will expire in 2017. The recoverable income tax from recoverable tax on assets detailed above has not been recognized because the Company’s financial projections indicate it is not likely to be recovered.

The Company does not recognize deferred tax assets relating to temporary differences between the accounting and tax value of investments in subsidiaries, as it has the power to control the reversal date of those temporary differences, and does not expect them to reverse in the foreseeable future.

g.	Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Aguascalientes, Los Mochis, Manzanillo and Morelia, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V. The Company estimates tax loss carryforwards will be recoverable in the airports of Aguascalientes and Morelia and in Grupo Aeroportuario del Pacífico, S.A.B. de C.V., according to the amounts shown in the following table. With respect to tax legislation relative to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2020. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2014		December 31, 2013
Tax loss carryforwards	Ps.	801,434	Ps.	758,025
Unrecognized tax loss carryforwards		(615,819)		(582,109)

Recognized tax loss carryforwards	Ps.	185,615	Ps.	175,916

h.	Balances and movements in deferred taxes during the period.

	Balance as of January 1, 2013		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2013		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2014
Temporary differences for the deferred ISR:
Allowance for doubtful accounts	Ps.	60,773	Ps.	(17,551)	Ps.	—	Ps.	43,222	Ps.	(3,202)	Ps.	—	Ps.	40,020
Machinery, equipment and improvements on leased buildings		11,652		14,302		—		25,954		3,505		—		29,459
Improvements to concession assets		222,038		72,092		—		294,130		51,112		—		345,242
Airport concessions and rights to use airport facilities		3,373,508		456,993		—		3,830,501		179,359		—		4,009,860
Other acquired rights		88,777		12,039		—		100,816		7,921		—		108,737
Derivative financial instruments		4,317		(4,300)		—		17		(17)		—		—
Other assets		1,077		344		—		1,421		(838)		—		583
Tax loss carryforwards		56,152		(3,377)		—		52,775		2,910		—		55,685
Employee benefits		—		21,190		—		21,190		2,815		—		24,005
Accruals		—		11,930		—		11,930		(7,448)		—		4,482
Recoverable tax on assets		335,272		13,354		(56,895)		291,731		9,812		(68,452)		233,091

Total		4,153,566		577,016		(56,895)		4,673,687		245,929		(68,452)		4,851,164

Temporary differences for the deferred IETU:
Accounts receivable		(28,335)		28,335		—		—		—		—		—
Accounts payable		17,131		(17,131)		—		—		—		—		—
Provisions		2,014		(2,014)		—		—		—		—		—
Liabilities for retirement benefits		10,551		(10,551)		—		—		—		—		—
Machinery and equipment		(2,123)		2,123		—		—		—		—		—

Total		(762)		762		—		—		—		—		—

Total for ISR and IETU:	Ps.	4,152,804	Ps.	577,778	Ps.	(56,895)	Ps.	4,673,687	Ps.	245,929	Ps.	(68,452)	Ps.	4,851,164

i.	As a result of the enactment of IETU law beginning in 2008, specifically with respect to the third transitory article, the Company has ten years to recover, under specific circumstances, existing IMPAC paid in previous years, which as of December 31, 2014 amounted to Ps. 466,461. The previously mentioned article establishes the right to recover the tax on assets paid prior to the IETU law enactment date. However, to obtain a refund there are certain requirements that must be met, including: (i) the tax on assets subject to recovery must have been paid over the previous ten years, (ii) the ISR has to be higher than the tax on assets for the three years prior to 2008, and (iii) is limited to 10% per year over the IMPAC effectively paid.

There are several interpretations as to how an entity can recover the tax on assets paid, but to the date there is no explicit definition from the tax authorities or a precedent from any court that provides clarity as to the proper manner in which to recover such amounts. The Company’s management believes it is not probable that they will recover certain amounts and has therefore not recognized an asset of Ps. 233,370 as of December 31, 2014. The remaining amount of recoverable tax on assets is comprised of Ps. 157,408 (nominal value) and Ps. 75,683 of interest for the period from 2002 to 2014.

At December 31, 2014 and 2013, the recoverable tax on assets is comprised as follows:

	December 31, 2014		December 31, 2013
Recoverable tax on assets paid	Ps.	466,461	Ps.	528,116
Unrecognized recoverable tax on assets paid		(233,370)		(236,385)

Recognized recoverable tax on assets	Ps.	233,091	Ps.	291,731

At December 31, 2014, the recoverable tax on assets paid is comprised as follows:

	Tax on assets recoverable from 2014 results		Tax on assets expected to be recoverable from 2015 to 2017		Total
Bajio	Ps.	581	Ps.	608	Ps.	1,189
Guadalajara		18,609		35,360		53,969
Puerto Vallarta		2,849		—		2,849
Tijuana		49,733		125,351		175,084

Total	Ps.	71,772	Ps.	161,319	Ps.	233,091

14.	Accounts payable

The Company receives credit from its suppliers at 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2014		December 31, 2013
Suppliers	Ps.	228,882	Ps.	245,848
Advance payments from clients		36,363		34,357
Interest payable		11,329		16,996
Direct employee benefits		14,915		15,330
Others accounts payable		9,153		3,702

Total	Ps.	300,642	Ps.	316,233

Advanced payments from clients represent payments for future services that have not yet been provided and if they are not performed, the Company has the obligation to reimburse it to its customers.

15.	Bank loans

Since 2007 the Company has obtained bank loans to finance its capital investments committed in the MDP of Bajío, Guadalajara, Hermosillo, Puerto Vallarta and San Jose del Cabo airports, which are described below with the unpaid balance at each date.

	December 31, 2014		December 31, 2013
On August 31, 2007 the Company entered into an unsecured credit agreement, with crossed guarantees by its individual airports with Banamex for a total amount of Ps. 1,214,000, bearing fixed interest at a rate of 8.52%. The agreement matures in seven years from the date of the borrowing and payments and amortization of principal are required to be made in 28 equal and consecutive quarterly principal and interest payments. On December, 2014, the unpaid balance corresponds to the last portion of the second and third disbursement.	Ps.	60,500	Ps.	212,500
On December 9, 2009, the Company entered into contracts for unsecured credit agreements, with crossed guarantees among the individual airports with Banamex and HSBC for Ps. 325,723 from each institution, totaling Ps. 651,446. The loans bear interest at a variable TIIE rate plus 350 basis points and require quarterly principal and interest payments for a period of seven years since each disbursement.		—		235,714
On May 26, 2011, the Company entered into a contract for an unsecured credit agreement, with crossed guarantees among the individual airports, with HSBC for Ps. 1,023,980. The loans bear interest at a variable 28-day TIIE plus 165 basis points and require quarterly principal and interest payments for a period of seven years since each disbursement.		394,113		654,969
On August 2, 2012, the Company entered into a contract for an unsecured credit agreement with BBVA Bancomer for Ps. 242,747, with crossed guarantees among the individual airports to a variable interest rate of TIIE 91 days, plus 120 basis points at quarterly principal and interest, for a period of seven years since each disbursement.		167,372		202,050
On November 23, 2012, the Company signed an unsecured credit agreement, with crossed guarantees between the accredited airports, with BBVA Bancomer for Ps. 287,799. The loan bears interest at a variable rate based on the 91-day TIIE plus 120 basis points at quarterly principal and interest for a period of seven years since each disbursement.		137,137		253,215
On April 10, 2013, the Company signed an unsecured credit agreement, with crossed guarantees between the accredited airports, with BBVA Bancomer for Ps. 459,350. The loan bears interest at a variable rate based in the 91-day TIIE plus 133 basis points for disbursements of 2013 and annualized rate that will be equivalent to the rate TIIE plus 138 basis points for disbursements of 2014, with quarterly payments of principal and interest, for a period of seven years since each disbursement.		230,352		296,028
On November 28, 2014, GAP signed a simple unsecured credit with crossed guarantees between accredited airports, with Scotiabank for Ps. 1,741,000. The loan bears interest at a variable rate of 28-day TIIE plus 57 basis points, within 6 months from the date of each disbursement. The disbursement was made on December 3, 2014 by Ps. 730,000. The remaining balance that is still available for disbursements is Ps. 1,011,000.		730,000		—

Total unpaid balance of bank loans		1,719,474		1,854,476
Less – Current portion		(978,538)		(637,577)

Long-term portion	Ps.	740,936	Ps.	1,216,899

The unpaid consolidated balances at December 31, 2014 and 2013, from the loans previously described, mature as follows:

Year	December 31, 2014		December 31, 2013
2014	Ps.	—	Ps.	637,577
2015		978,538		300,720
2016		207,325		259,507
2017		197,682		249,863
2018		175,702		227,884
Thereafter		160,227		178,925

	Ps.	1,719,474	Ps.	1,854,476

At December 31, 2014 and 2013, bank loans are payable by the following companies:

	At December 31, 2014
Company	Current		Long-Term		Total
GAP	Ps.	730,000	Ps.	—	Ps.	730,000
Bajio		15,217		43,747		58,964
Guadalajara		68,873		271,538		340,411
Hermosillo		14,205		31,211		45,416
Puerto Vallarta		38,419		122,839		161,258
San Jose del Cabo		111,824		271,601		383,425

Total	Ps.	978,538	Ps.	740,936	Ps.	1,719,474

	At December 31, 2013
Company	Current	Long-Term	Total
Bajio	Ps. 47,786	Ps. 73,023	Ps. 120,809
Guadalajara	205,527	450,406	655,933
Hermosillo	41,794	44,202	85,996
Puerto Vallarta	153,718	222,932	376,650
San Jose del Cabo	188,752	426,336	615,088

Total	Ps. 637,577	Ps. 1,216,899	Ps. 1,854,476

The loan agreements limit the Company’s use of proceeds for the financing of capital expenditures, working capital and prepayments of loans, in addition to prohibiting the merger of the airport creditors with any other company, as well as the prohibition of sales or transfers of assets in an amount greater than Ps. 1,000, without previous authorization from the creditors and requires the Company to maintain certain financial ratios. If the individual airports are unable to fulfill their commitments and maintain the minimum financial ratios under the credit agreements, dividends cannot be declared. As of December 31, 2014, the airports were in compliance with all covenants stipulated by their credit agreements.

16.	Retirement employee benefits

a.	Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4,428, Ps. 4,214 and Ps. 4,346 in 2014, 2013 and 2012, respectively.

b.	Defined benefit plans – According to the Federal Labor Law in Article 162, the Company is required to pay a seniority premium as postemployment benefits if an employee leaves and if have at least 15 years of service, which consist of a payment of 12 days per worked year based on the last salary, not to exceed twice the legal minimum wage established by law. Additionally, the Company pays as part of its labor policy severance at the employee retirement age. The present value of the retirement benefit obligation and the current service cost and past service costs were calculated using the projected unit credit method.

The defined benefit plans in Mexico usually expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk.

Interest risk	A decrease in the interest rate of the 30 years bond will increase the plan liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of the plan participants, during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of the plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The table below shows the movements in the present value of defined benefit obligations:

	2014		2013
Defined benefit obligation as of January 1,	Ps.	70,632	Ps.	60,290
Current service cost		11,736		10,576
Benefits paid		(2,353)		(234)

Defined benefit obligation as of December 31,	Ps.	80,015	Ps.	70,632

Below are the amounts for the years ended December 31, 2014, 2013 and 2012 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2014		2013		2012
Current service cost	Ps.	6,268	Ps.	5,801	Ps.	7,185
Interest on obligation		5,498		4,853		4,818
Actuarial (gains) losses		(30)		(78)		590

Total recognized as employee benefit cost (Note 21)	Ps.	11,736	Ps.	10,576	Ps.	12,593

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2014	2013
Discount of the projected benefit obligation at present value	7.3%	7.0%
Salary increase	5.0%	5.0%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefit are estimated to be approximately Ps. 2,984.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 1997).

17.	Stockholders’ equity

a.	At December 31, 2014, common stock consists of the following:

	Number of Shares	Nominal Value
Fixed Capital
Series B	476,850,000	Ps.	11,846,723
Series BB	84,150,000		2,090,599

Total	561,000,000	Ps.	13,937,322

At December 31, 2013, common stock consists of the following:

	Number of Shares	Nominal Value
Fixed Capital
Series B	476,850,000	Ps.	13,130,223
Series BB	84,150,000		2,317,099

Total	561,000,000	Ps.	15,447,322

At December 31, 2014, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

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

The members of the Board of Directors appointed by the Shareholders of the Series “BB” will have the ability to make the following valid designations: (i) upon consultation with the Company’s Nomination and Compensation Committee, appointment and dismissal of the Chief Executive Officer and the top-level executive officers; (ii) appointment of three of the six members of the Operating Committee and three alternates, and the number of members and their alternates to the Audit Committee, including the acquisition, nominations and compensation corresponding to 20% (twenty percent) of the total members, with the understanding that there will be at least one member and alternate, for each of them, (iii) in the creation and determination of the Operating Committee whom are not part of the Company, members of the Board of Directors or the Company’s officers.

In the case of the Audit Committee must also comply with the legal restrictions of independence.

b.	In an Ordinary Stockholders’ Meeting held on April 16, 2012, the stockholders approved a dividend payment of Ps. 1,130,000, to be divided between the shares outstanding at the date of each payment, excluding shares repurchased in accordance with the Article 56 of the Securities Market Law. The first paid was in cash on May 31, 2012 for Ps. 847,500, and the second payment was made on November 1, 2012 for Ps. 282,500. In the same Stockholders’ Meeting, the stockholders approved a stock repurchase program to repurchase up to a maximum amount of Ps. 280,000 to be executed in the next twelve-month period.

c.	In an Extraordinary General Stockholders’ Meeting held on September 25, 2012, the stockholders approved a capital distribution to be paid in cash for Ps. 870,000, which is comprised of Ps. 572,501 for common stock with a historical value and Ps. 297,499 for the value of inflation recognized through December 31, 2007 in according with Mexican Financial Reporting Standards. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing and presenting separate financial information under MFRS. Therefore, for any transaction related to Stockholders’ Equity, the Company must take into consideration the accounting balances prepared under MFRS and determine the tax effects under applicable laws in Mexico, which require financial information prepared using MFRS.

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

d.	In an Ordinary Stockholders’ Meeting held on April 16, 2013, the stockholders approved a dividend payment of Ps. 1,210,000 to be divided between the shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment was in cash on April 25, 2013 of Ps. 907,500 and the second payment was made on November 27, 2013 of Ps. 302,500. In the same stockholder´s meeting the reserve for repurchase of shares approved at Stockholder´s Meeting held on April 16, 2012 of Ps. 280,000 was canceled, and simultaneously shareholders approved a maximum amount of Ps. 640,000 for reserve for repurchase of shares to be executed in the next twelve-month period.

e.	In an Ordinary Stockholders’ Meeting held on April 23, 2014, the stockholders approved a dividend payment of Ps. 1,590,000 to be divided between the shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment was in cash on May 22, 2014 of Ps. 1,192,500 and the second payment was made on July 4, 2014 of Ps. 397,500. In the same stockholder´s meeting the reserve for repurchase of shares approved at the Stockholders’ Meeting held on April 16, 2013 of Ps. 293,928 was canceled, and simultaneously shareholders approved a maximum amount of Ps. 400,000 for the reserve for repurchase of shares to be executed in the next twelve-month period.

f.	In an extraordinary Stockholders’ Meeting held on April 23, 2014, the stockholders approved a capital reduction for Ps. 1,510,000. The payment was made on May 8, 2014.

g.	The General Corporate Law requires that at least 5% of the consolidated comprehensive income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2014, 2013 and 2012, the legal reserve, in nominal pesos, was Ps. 735,491,Ps. 635,914 and Ps. 553,477, respectively, corresponding to 5.3%, 4.1% and 3.6%, of the common stock, respectively.

h.	At December 31, 2014, the Company has a maximum amount of funds approved to repurchase shares of the Company for Ps. 2,133,374. From the approved amount, 35,424,453 shares have been repurchased for a total of Ps. 1,733,374, corresponding to repurchases made from September 2010 to December 2014. As of December 31, 2014, there is a remaining balance of Ps. 400,000 available to repurchase shares.

During 2014, the Company repurchased a total of 1,017,561 shares, for Ps. 69,340 which represented 0.2% of outstanding shares at such time. The weighted average shares outstanding as shown in the consolidated statement of profit or loss and other comprehensive income, includes shares repurchased.

i.	Stockholders’ equity distribution, except for the restatement amounts of the common stock contributed and the Net tax income account (CUFIN), will be subject to an ISR tax, calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid and the subsequent two fiscal years following the date in which the dividend was paid. Starting in 2014, dividends distributed to shareholders and coming from tax retained earnings generated from 2014 and later, will generate an additional income tax of 10% directly attributable to shareholders receiving the dividend.

j.	The balances of stockholders’ equity tax accounts as of December 31 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Contributed capital account (CUCA)	Ps.	28,253,303	Ps.	28,648,014
Net tax income account (CUFIN)		1,827,183		1,692,470

Total	Ps.	30,080,486	Ps.	30,340,484

18.	Revenues

According to the General Law on Airports and its regulations, certain of the Company’s revenues are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Complementary services are ramps and handling services, catering, maintenance and repairs, and traffic and dispatch services. Commercial services include services that are not essential for the operation of an airport; therefore, these revenues are not regulated by TM, such as car parking services, lease of space to retailers, restaurants and banks, among others.

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

During the periods ended December 31, 2014, 2013 and 2012, the Company charged up to 99.9%, 100% and 99.9%, respectively.

The table below presents a summary for the years ended December 31, 2014, 2013 and 2012, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fee are classified as airport services.

	2014		2013		2012
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	179,862	Ps.	176,995	Ps.	170,659
Charges for not canceling extended stay reservations		1,849		1,443		132
Parking on embarking/disembarking platform		135,102		130,714		123,406
Parking on extended stay or overnight platform		29,965		29,598		30,672
Passenger walkways and shuttle buses		—		—		22,592
Airport security charges		52,475		49,661		44,615
Airport real estate services to airlines:
Leasing of hangars to airlines		6,438		6,239		10,783
Leasing of shops, warehouses and stockrooms to airlines (operating)		2,318		2,209		2,393
Leasing of space and other terminal facilities to airlines within the terminal (operating)		40,071		40,577		35,912
Leasing of land and other surfaces to airlines outside the terminal (operating)		3,179		2,698		2,645
Leasing of check-in desks and other terminal space		7,559		9,585		11,298
Leasing of desks and other terminal space for ticket sale		6,212		5,613		5,856
Airport passenger services:
Domestic passenger charges		1,823,481		1,706,158		1,541,208
International passenger charges		1,548,455		1,367,817		1,281,598
Airport real estate services and rights of access to other operators		28,882		29,668		28,352
Complementary services:
Catering services		8,352		5,109		6,093
Other third-party ramp services rendered to airlines		25,746		26,446		22,783
Traffic and/or dispatch		18,868		19,685		19,771
Fuel supply or removal		1,672		1,636		1,556
Third-party airplane maintenance and repair		5,250		4,765		3,658

Total regulated revenues included in the maximum rate		3,925,736		3,616,616		3,365,982
Regulated revenues not included in the maximum rate:
Car parking charges		230,039		221,037		193,705
Recovery of cost over aeronautical services		136,891		78,567		58,252
Recovery of cost over non-aeronautical services		17,364		15,798		13,973

Total regulated revenues not included in the maximum rate		384,294		315,402		265,930

Total regulated revenues		4,310,030		3,932,018		3,631,912

	2014		2013		2012
Unregulated revenues
Commercial concessions: (1)
Retail operations		78,924		77,845		69,282
Food and beverages		76,927		78,662		65,053
Duty free		103,857		102,577		92,466
VIP lounges		7,403		9,378		9,251
Financial services		17,873		16,181		14,986
Communications and networks		11,288		13,309		5,668
Car rentals		99,371		99,614		90,107
Commercial leasing		20,467		15,624		5,984
Advertising		100,190		87,304		76,206
Time sharing developers		109,297		107,733		98,460
Leasing of space to airlines and other complementary service providers (non-operating)		144,534		111,763		100,551
VIP Lounges		38,296		24,243		10,497
Revenues from sharing of commercial activities:(1)
Retail operations		24,277		15,623		11,006
Food and beverages		35,434		24,476		20,958
Duty free		11,382		12,987		20,477
Financial services		297		289		359
Car rentals		6,185		1,501		2,170
Access fee for ground transportation		28,154		16,549		14,159
Non-airport access fees		21,571		23,818		19,943
Services rendered to ASA		21		40		65
Various commercial-related revenues		18,425		14,892		12,104
Others		75		682		2,770

Total unregulated revenues		954,248		855,090		742,522

Total aeronautical and non-aeronautical services	Ps.	5,264,278	Ps.	4,787,108	Ps.	4,374,434

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the National Consumer Price Index (INPC) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above (Note 29).

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company in its airports, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2014, 2013 and 2012 accounted for Ps. 281,874, Ps. 440,728 and Ps. 570,233, respectively.

19.	Cost of services

Cost of services for the years ended December 31, was composed of the following:

	2014		2013		2012
Employee costs (Note 21)	Ps.	393,537	Ps.	390,606	Ps.	402,607
Maintenance		223,687		200,224		200,022
Safety, security and insurance		192,932		173,748		159,379
Utilities		147,793		141,855		139,479
Other		203,639		222,518		158,515

	Ps.	1,161,588	Ps.	1,128,951	Ps.	1,060,002

20.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, were composed of the following:

	2014		2013		2012
Depreciation	Ps.	183,207	Ps.	164,606	Ps.	151,176
Amortization		742,013		718,629		676,054

	Ps.	925,220	Ps.	883,235	Ps.	827,230

21.	Employee Cost

Employee Cost for the years ended December 31, was composed of the following:

	2014		2013		2012
Wages and salaries	Ps.	257,824	Ps.	259,044	Ps.	252,482
Other remunerations		43,238		41,200		42,597
Social benefits		39,812		38,255		39,629
Severance payments		4,343		7,476		21,366
Labor union fees		14,887		14,715		16,290
Taxes on employee benefits		5,716		5,775		5,647
PTU		3,882		3,754		4,203
Employee benefits		11,736		10,576		12,593
Others		12,099		9,811		7,800

	Ps.	393,537	Ps.	390,606	Ps.	402,607

22.	Cost of improvements to concession assets

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

Cost of improvements to concession assets are comprised of the following at December 31:

	2014		2013		2012
Cost of improvements to concession assets	Ps.	281,874	Ps.	440,728	Ps.	570,233

23.	Finance (cost) income – net

The finance (cost) income is comprised of the following at December 31:

	2014		2013		2012
Interest income from cash equivalents	Ps.	51,782	Ps.	94,379	Ps.	105,073
Interest on recovered taxes		4,113		6,519		1,836
Gain on financial investments held for trading purposes		3,375		20,926		10,479
Other		12,106		2,399		4,690

Total interest income		71,376		124,223		122,078

Interest cost from bank loans		(65,730)		(115,612)		(102,136)
Loss on financial investments held for trading purposes		(10,396)		(51,721)		(10,475)

Loss on derivative financial instruments		(340)		(705)		(3,424)
Commissions for bank loans		(2,617)		(3,019)		(1,067)
Other financing costs		(7,518)		(8,008)		(4,217)

Total interest expense		(86,601)		(179,145)		(121,319)

Foreign exchange gains		15,868		76,569		49,528
Foreign exchange loss		(8,633)		(72,806)		(64,310)

Foreign exchange gains (loss) – net		7,235		3,763		(14,782)

Finance (cost) income – net	Ps.	(7,990)	Ps.	(51,159)	Ps.	(14,023)

24.	Commitments

a.	The Company has leased office space under a five-year operating lease agreement, renewed in February 2013 and will finish in January 2018. The monthly rental payments are of U.S.$ 33,617. Base rent is subject to increases according to the INPC and the U.S, National Consumer Price Index (CPI).

Lease expense was Ps. 5,335, Ps. 5,187 and Ps. 5,424, for the years ended December 31, 2014, 2013 and 2012, respectively.

In addition to the rent described above, the Company has entered into contracts for other lease agreements of other assets, the amounts of which are not material.

b.	On December 28, 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010-2014. The table below shows the investments to be made during this period, as approved by the SCT:

Year	Amount Committed		Amount Invested
2010	Ps.	553,904	Ps.	764,430
2011		989,456		1,214,730
2012		562,217		706,350
2013		411,349		522,230
2014		253,731		344,929

	Ps.	2,770,657	Ps.	3,552,669

Amounts set forth above are expressed in pesos of purchasing power as of December 31, 2007, and have to be re-expressed using factors derived from the NCPI at the time of their execution. The amounts invested are expressed in thousands of pesos of each year, and include the improvements to concession assets and the machinery and equipment committed under the MDP.

c.	On December 16, 2014, the SCT authorized the Company’s MDP update for the five-year period from 2015-2019. The table below shows the investments to be made during this period, as approved by the SCT:

Year	Amount Committed
2015	Ps.	1,412,232
2016		1,842,569
2017		1,157,684
2018		759,337
2019		306,792

	Ps.	5,478,614

Amounts set forth above are expressed in pesos of purchasing power as of December 31, 2012, and have to be re-expressed using factors derived from the NCPI at the time of their execution. The amounts invested are expressed in thousands of pesos of each year, and include the improvements to concession assets and the machinery and equipment committed under the MDP.

25.	Contingencies

a.	Several municipalities have filed real estate tax claims against some subsidiary airports related to the land where the airports operate. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or profit or loss and other comprehensive income.

On October 20, 2010 the municipal authorities of Tijuana issued another payment request for real estate taxes covering the period from the 2000 to 2010, however, in the opinion of the Company’s legal advisors this tax claim is not in accordance with the law, as there is precedent that in previous occasions the tribunals declared null the first request corresponding to 2005 and 2006. On October 20, 2010, the municipal authorities demanded that the airport pay the required amount of Ps. 269,229 in the following three days, assigning several of its assets to guarantee such amount in case the airport would not pay. The assigned and encumbered assets do not affect the airport’s operation. This requirement was challenged by judgment of invalidity. On October 29, 2014, the municipal authority desisted the judgment.

On February 7, 2013, the Tijuana municipal authority filed a fourth real estate tax claim for the period from 2008 to 2012 against the Tijuana airport in the amount of Ps. 15,200, demanding payment within three business days. On February 28, 2013, the Company began an annulment proceeding against the claim. On March 5, 2013 the authority established the amount to be guaranteed, and on March 8, 2013 the Company presented a bond to guarantee the amount claimed. On October 29, 2014, the municipal authority desisted the judgment.

On October 24, 2014, the Tijuana municipal authority issued a payment request for real estate tax covering the period from the 2000 to 2014 of Ps. 233,742. On November 13, 2014, an administrative proceeding for annulment was filed against this requirement, as the Company considers it to be illegal. On October 29, 2014, the municipal authority revoked all requirements described above as unfounded. However, on November 26, 2014, the authority issued a different requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps. 234,780, which was challenged again by the Company on December 19, 2014 and a jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgment of invalidity as the Company believes that in previous proceedings it is already guaranteeing part of the amount set by the Court. This matter has not yet been resolved by the jurisdictional courts.

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

As the Company and its legal counsel believe that these tax claims are not in accordance with the law, GAP proceeded to filed an annulment judgment against the municipal authorities, which is pending resolution. Because, previous judgments in this and other airports have been resolved favorably for the Company, GAP and its legal counsel believe an unfavorable outcome is remote, therefore the Company has not recognized any provision regarding these matters.

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

In the case of Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport. In November 2010, the Court granted the protection of the federal justice to the ejidos El Zapote and Santa Cruz del Valle, in Guadalajara airport, ordained to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared unsubsistence the Concession granted to the Guadalajara airport in 1998, in reference to manage, operate and develop the airport facilities. On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for the trial with the Ejido El Zapote, the trial is ongoing. However, on July 31, 2014, the court issued a favorable sentence for the Ejido El Zapote, which will be challenged by the Company. In case of the Ejido Santa Cruz del Valle the district court determinate the illegality of the expropriation decree against the Federal Government, which was confirmed by the appellate court and is currently under implementation. The legal advisors of the Company considered the Federal Government is working in a substitute compliance, consisting of the payment of compensation in favor of the ejido Santa Cruz del Valle. Once it is completed the implementation process by the Government, the Company will not have any affectation in the operation or in the results of operations of the airport.

On October 1, 2013, the Company received notices for Grupo Aeroportuario del Pacífico and Puerto Vallarta airport and various federal authorities in connection with three legal proceedings filed by the participants in the Ejido Valle de Banderas. The Ejido is claiming the restitution or payment as a compensation in respect of 154 hectares of land comprising this airport, besides the partial cancellation of the concession granted to Puerto Vallarta airport. The Company attended the initial appointment on October 8, 2013, at which obtained a deferral until December 2, 2013 due to the lack of formal notice, which was again deferred, having the first audience on January 24, 2014, where the Ejido ratified the lawsuit and the Company demanded the suspension of this process due to the incompetence of jurisdiction. Therefore, the audience was delayed for three days, in order to give time to the Ejido to provide a rebuttal. The Company estimates that the court involved in this proceeding, located in the State of Nayarit, does not have jurisdiction, because the airport is located in the State of Jalisco, besides this court is not competent to nullify an administrative act, as it is related to the concession of title. Currently the trial is pending until the Agrarian Court of the State of Jalisco accepts authority of the trial.

If the legal proceedings are resolved in such a way that adversely impact any of our airports, the Company’s management has other legal resources to challenge such resolutions. Additionally, under the Concession agreement, the Company has guarantees providing it with access to the airport’s land, and the Mexican government would be liable for any operating disruption caused by the Ejidos and would have to restore the concessionaire the rights to use public property, and compensate any economic damage to the airport. Thus, in the opinion of the Company and its legal counsel, the possibility of an unfavorable outcome is remote.

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these consolidated financial statements, the Company does not have any environmental sanctions against it.

d.	On April 25, 2011, the Company received a notice from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission or CNBV) in which it initiated a proceeding for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s Stockholders during 2010. This notice is the first stage of the procedure to impose a fine on the Company. On June 3, 2011, the Company exercised its right to appeal the determination of the CNBV and to file evidence to contest this determination. At of the issuance date of these consolidated financial statements, there is no response from the authority. In the opinion of the Company’s management and its legal counsel, the possibility of an unfavorable outcome is considered to be remote.

e.	The Company holds several judgments with one of its shareholders Grupo México, S.A.B. de C.V. (GMéxico), who at the date of these consolidated financial statements has a shareholding interest of 21.1% of the total share capital of the Company’s Series B shares. These disputes have been performed with the objective of defending the bylaws of the Company and its legality and applying, and in defense of certain agreements reached at various Stockholders’ Meeting on which GMéxico has challenged its legitimacy. Moreover, the Company has presented legal means of defense against a supposed Stockholders’ Meeting judicially convened at the request of irregularly by GMéxico and that the Company does not recognize as valid and also the decisions taken at the meeting. The judgments related to this shareholder are still unresolved. The Company’s management and its legal counsel consider that the potential impact of these judgments in the financial statements is limited to costs and expenses related to legal defense and therefore has not recognized a provision in the consolidated financial statements.

26.	Information by operating segment

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

The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports. The financial information relating to the remaining six airports are comprised under “Other airports.” The corresponding information related with SIAP (company that provides technical assistance and professional services highly qualified), CORSA (company that provides operative services specialized in aeronautical industry), PCP (company that manages the parking lot operation), Fundación GAP, as well as the Company’s own operation (including investments in subsidiaries), was combined and included under “Other Companies.” The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations. The performance of each segment is measured in base to the income before income taxes, as is reported in the internal financial statements.

December 31, 2014	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Hermosillo		Bajío		Other Airports		Other Companies		Eliminations		Total
Total revenues	Ps.	2,053,413	Ps.	737,619	Ps.	760,177	Ps.	977,427	Ps.	235,338	Ps.	264,324	Ps.	517,855	Ps.	-	Ps.	-	Ps.	5,546,152
Total intersegment revenues		—		—		—		—		—		—		—		2,471,308		(2,471,308)		—
Income from operations		1,171,903		354,217		398,540		513,961		90,660		132,200		95,620		2,145,127		(2,137,139)		2,765,089
Interest income		25,042		7,445		5,641		8,877		2,864		1,926		5,670		26,829		(12,918)		71,376
Interest expense		(20,454)		(5,854)		(14,448)		(33,207)		(4,742)		(4,097)		(9,715)		(7,002)		12,918		(86,601)
Depreciation and amortization for the year		(246,144)		(135,101)		(127,914)		(187,048)		(43,985)		(41,806)		(133,536)		(9,686)		—		(925,220)
Income before income taxes		1,178,771		358,343		391,236		492,869		88,856		130,060		91,556		2,162,547		(2,137,139)		2,757,099
Income tax expense		(243,267)		(31,950)		(71,543)		(112,401)		(8,902)		(25,633)		9,087		(29,969)		—		(514,579)
Total assets		7,369,286		4,406,170		3,287,883		3,140,330		1,161,357		1,036,630		3,073,329		26,878,666		(26,067,444)		24,286,207
Total liabilities		1,037,484		191,378		454,079		690,460		103,823		125,937		285,208		1,415,500		(1,303,553)		3,000,316
Net cash flows provided by operating activities		1,238,068		386,214		462,926		671,961		114,391		151,921		231,456		203,293		—		3,460,230
Net cash flows used in investing activities		(245,676)		(108,031)		(43,649)		(113,894)		(21,410)		(12,240)		(76,932)		3,088,792		(3,100,000)		(633,040)
Net cash flows used in financing activities		(1,206,521)		(550,000)		(422,659)		(653,959)		(165,678)		(154,538)		(164,000)		(3,182,519)		3,100,000		(3,399,875)
Investment in productive assets		5,432,563		3,038,143		2,465,765		2,589,679		845,792		759,490		2,206,645		34,395		—		17,372,472

December 31, 2013	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Hermosillo		Bajio		Other Airports		Other Companies		Eliminations		Total
Total revenues	Ps.	1,935,689	Ps.	692,155	Ps.	650,646	Ps.	953,427	Ps.	214,048	Ps.	210,827	Ps.	571,043	Ps.	—	Ps.	—	Ps.	5,227,836
Total intersegment revenues		—		—		—		—		—		—		—		2,315,843		(2,315,843)		—
Income from operations		1,056,789		324,698		304,293		527,153		86,160		82,161		21,594		1,978,356		(2,008,027)		2,373,177
Interest income		28,188		25,163		11,442		24,722		4,944		3,918		14,175		22,311		(10,639)		124,223
Interest expense		(43,039)		(20,308)		(29,312)		(63,226)		(8,400)		(8,738)		(13,834)		(2,928)		10,639		(179,145)
Depreciation and amortization for the year		(236,456)		(130,842)		(126,690)		(165,055)		(43,451)		(40,780)		(129,562)		(10,400)		0		(883,235)
Income before income taxes		1,042,766		330,754		286,782		490,389		82,761		77,371		21,911		1,997,310		(2,008,026)		2,322,018
Income tax expense		(131,484)		20,124		(8,850)		(88,308)		8,740		861		76,830		46,300		0		(75,788)
Total assets		7,674,175		4,646,736		3,392,347		3,410,018		1,260,185		1,090,061		3,161,276		26,744,080		(26,144,279)		25,234,600
Total liabilities		1,010,641		208,337		549,585		841,589		145,701		176,253		309,646		197,655		(417,519)		3,021,889
Net cash flows provided by operating activities		1,189,236		475,736		386,543		607,039		130,799		118,904		256,101		(199,645)		0		2,964,713
Net cash flows used in investing activities		(264,420)		(64,851)		(40,817)		(81,566)		(5,574)		(24,347)		(192,329)		2,177,952		(2,185,000)		(680,951)
Net cash flows used in financing activities		(1,099,426)		(233,000)		(374,791)		(390,518)		(102,835)		(120,005)		(156,950)		(1,486,732)		2,185,000		(1,779,258)
Investment in productive assets		5,422,418		3,058,880		2,553,931		2,653,619		868,406		790,676		2,302,667		37,687		(69)		17,688,217

December 31, 2012	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Hermosillo		Bajio		Other Airports		Other Companies		Eliminations		Total
Total external revenues	Ps.	1,693,317	Ps.	649,593	Ps.	699,454	Ps.	985,808	Ps.	212,086	Ps.	236,966	Ps.	467,444	Ps.	—	Ps.	—	Ps.	4,944,667
Total intersegment revenues		—		—		—		—		—		—		—		1,922,314		(1,922,314)		—
Income from operations		915,019		241,563		298,352		487,327		68,319		73,969		12,101		1,645,731		(1,628,879)		2,113,502
Interest income		46,210		14,078		10,486		19,445		5,002		2,942		11,475		20,778		(8,338)		122,078
Interest expense		(37,735)		(4,681)		(27,877)		(28,914)		(10,582)		(9,426)		(6,825)		(3,616)		8,338		(121,319)
Depreciation and amortization for the year		(240,538)		(130,316)		(118,503)		(115,384)		(43,365)		(38,834)		(127,124)		(13,166)		—		(827,230)
Income before income taxes		916,408		249,026		280,518		469,268		62,753		67,478		16,755		1,666,151		(1,628,878)		2,099,479
Income tax expense		(185,786)		14,670		(46,087)		(109,928)		(3,654)		(7,289)		21,640		(11,015)		—		(327,449)
Total assets		7,750,131		4,504,800		3,442,872		3,347,978		1,257,242		1,130,931		3,098,119		26,197,628		(26,196,064)		24,533,637
Total liabilities		851,150		184,279		613,245		937,604		178,225		225,222		187,230		195,808		(292,339)		3,080,424
Net cash flows provided by operating activities		1,100,076		307,055		409,182		478,485		117,880		115,995		154,435		(21,834)		—		2,661,274
Net cash flows used in investing activities		(198,026)		(80,975)		(148,564)		(389,677)		(31,179)		(39,711)		(86,639)		1,735,986		(1,745,000)		(983,785)
Net cash flows used in financing activities		(826,782)		(186,000)		(295,954)		(399,027)		(122,526)		(48,537)		(14,993)		(1,999,997)		1,745,000		(2,148,816)
Investment in productive assets		5,376,838		3,111,862		2,629,621		2,747,448		904,336		816,969		2,265,345		66,409		(69)		17,918,759

Productive assets are comprised of Machinery, equipment, Improvements to leased buildings, Improvements to concession assets, Airport concessions, Rights of use of airport facilities, Other acquired rights and Other assets.

•	Geographic information – All business units of the Company are operating in Mexico. The financial information presented above shows the different regions where these business units operate.

•	Principal Customers – The Company has no dependence on a particularly client, as 60.8%, 58.8% and 57.1% of the total revenues for 2014, 2013 and 2012, respectively, corresponds to the passenger charges that are paid for by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one client represents more than 10.0% of the consolidated revenues.

•	Principal suppliers – The Company has no dependence of particularly supplier, due to, no one supplier represents more than 10.0% of its capital investments in productive assets and/or of the total operating costs.

27.	Foreign currency transactions

a.	Transactions denominated in foreign currency for the years ended at December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	29,564	29,461	26,870
Revenues for recovery expenses	287	—	175
Technical assistance fee	5,539	5,457	5,364
Other expenses	4,610	5,159	4,040

b.	The exchange rates in effect at the dates of the consolidated balance sheets and the date of the related report of the independent auditors were as follows:

	December 31,				February 25,
	2014		2013		2012		2015
Mexican pesos per one U.S. dollar (Note 3.n)	Ps.	14.7180	Ps.	13.0765	Ps.	13.0101	Ps.	15.0832

28.	Transactions with related parties

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

Transactions with related parties, carried out in the ordinary course of business, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2014		2013		2012
AMP, entity with significant influence Expenses:
Technical assistance fees	Ps.	194,228	Ps.	171,470	Ps.	155,072

Services received	Ps.	—	Ps.	1,496	Ps.	1,315

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

On August 25, 2014, the initial term of the Technical Assistance agreement between the Company and Aeropuertos Mexicanos del Pacifico, S.A.P.I. de C.V. expired. However, the agreement was automatically renewed for an additional five years, pursuant to Clause 5.2 of the agreement. In relation to the agreement renewal, at a Board of Directors Meeting held on April 23, 2014, the opinion of each of the board’s independent directors was requested with respect to the continuation of the agreement, and the majority voted for the automatic renewal option.

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

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

The total amounts paid to key management personnel or directors, for the years ended at December 31, 2014, 2013 and 2012 were as follows:

	2014		2013		2012
Management	Ps.	25,328	Ps.	28,890	Ps.	22,907

Independent directors (7)	Ps.	4,366	Ps.	4,137	Ps.	4,520

29.	Operating lease agreements

Leasing as the lessee – The rents of operating leases are payable as follows:

	2014		2013		2012
Less than one year	Ps.	9,314	Ps.	8,990	Ps.	7,474
Between one and 5 years		15,537		24,346		25,496

	Ps.	24,851	Ps.	33,336	Ps.	32,970

As described in Note 24.a, the Company has leased office space under one five-year operating lease agreement, which was renewed in February 2013 and concluded in January 2018. The monthly rental payments of U.S.$ 33,617. Base rent is subject to increases according to the NCPI and the CPI.

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

Leasing as the lessor – The Company receives payments from leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such leases is as follows:

	2014		2013		2012
Less than one year	Ps.	556,261	Ps.	568,183	Ps.	488,298
Between one and 5 years		857,782		1,080,748		1,084,908
More than 5 years		54,200		105,428		263,423

	Ps.	1,468,244	Ps.	1,754,359	Ps.	1,836,629

During the years ended December 31, 2014, 2013 and 2012, the Company recognized income from leasing activities of Ps. 809,714, Ps. 743,327 and Ps. 641,971, in the consolidated statements of profit or loss and other comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2014, 2013 and 2012 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 18.

30.	New accounting principles not yet in effect

The following IFRS new and/or revised have been issued but are not yet effective, spite of it can be early adopted, the Company has not adopted any of these standards as of the issuance date of these consolidated financial statements.

Standard	Effective as of
IFRS 14 – Regulatory Deferral Accounts	January 1, 2016
Amendments to IFRS 11 – Acquisitions Accounting for Investments in joint arrangement	January 1, 2016
Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41 – Agricultural: Production Plants	January 1, 2016
IFRS 15 – Revenue from Contracts with Customers	January 1, 2016
IFRS 9 – Financial Instruments	January 1, 2017

IFRS 14 Regulatory Deferral Accounts

IFRS 14 specifies the accounting for deferral account balances arising from regulated activities. The standard is applicable to an entity that recognizes, in its first IFRS financial statements, regulatory deferral account balances in accordance with its previous accounting framework. The standard permits entities to continue to use, in its first and subsequent IFRS financial statements, the policies adopted under its previous accounting framework with respect to regulatory deferral account balances, with limited changes. In addition, the standard requires the separate presentation of regulatory deferral account balances in the statement of financial position and to present the movement of those accounts the statement of profit or loss and other comprehensive income. The standard also requires specific disclosures to identify the nature of, and risks associated with, the rate regulation that has resulted in the recognition of regulatory deferral account balances in accordance with this standard.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g., IAS 36 Impairment of Assets regarding impairment testing of a cash generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation.

A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations.

The amendments to IFRS 11 apply prospectively for annual periods beginning on or after January 1, 2016.

Amendments to IAS 16 IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

a)	when the intangible asset is expressed as a measure of revenue; or

b)	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. Currently, the Group uses the straight-line method for depreciation and amortization for its property, plant and equipment, and intangible assets respectively. The Entity’s management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, does not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 16 and IAS 41 – Agricultural: Production Plants

The amendments to IAS 16 and IAS 41 define a bearer plant and require biological assets that meet the definition of a bearer plant to be accounted for as property, plant and equipment in accordance with IAS 16, instead of IAS 41. The produce growing on bearer plants continues to be accounted for in accordance with IAS 41.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include (a) impairment requirements for financial assets and (b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in net income (loss).

•	With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•	The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship.’ Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Company’s management is evaluating in the financial information, the effects of IFRS 9 and IFRS 15. With regard to the other IFRS or amendments, the Company´s management anticipates that their application will not have a significant impact on the Company’s consolidated financial statement.

31.	Subsequent events

•	On January 8, 2015, the Company utilized Ps. 635,430 of the available line of credit with Scotiabank, which corresponds to the agreement described in Note 15 and which will be used to prepay credit loans previously contracted with other banks.

•	On January 9, 2015, the Company made the last payment corresponding to the third disbursement of the loan signed with BBVA Bancomer on November 23, 2012, that is described in Note 15. The payment amount was Ps. 137,137, thus, the disbursement was paid in full.

•	On January 12, 2015, the Company prepaid the outstanding balance of the credit loan corresponding to the second, fourth, sixth and seventh disbursement of the loan signed with HSBC on May 26, 2011, which is described in Note 15, the amount of payment was Ps. 275,937.

•	On January 12, 2015, the Company paid in advance the outstanding balance of the credit loan corresponding to the second disbursement of the loan signed with BBVA Bancomer on August 2, 2012, which is described in Note 15. The amount of payment was Ps. 53,012.

•	On January 12, 2015, the Company paid in advance the outstanding balance of the credit loan corresponding to the first and second disbursements of the loan signed with BBVA Bancomer on April 10, 2013, which is described in Note 15, the amount of payment was Ps. 105,362.

•	On January 26, 2015, the Company prepaid the outstanding balance of the credit loan corresponding to the seventh disbursement of the loan signed with BBVA Bancomer on April 10, 2013, which is described in Note 15. The amount of payment was Ps. 5,500.

•	On January 30, 2015, the Company prepaid the outstanding balance of the credit loan corresponding to the third disbursement of the loan signed with Banamex on August 31, 2007, which is described in Note 15. The amount was Ps. 60,500 resulting in the balance being paid in full.

•	On February 3, 2015, the Company utilized Ps. 375,570 of the available line of credit with Scotiabank, which corresponds to the agreement described in Note 15 and which will be used to prepay the credit loans previously contracted with other banks.

•	On February 3, 2015, the Company prepaid the outstanding balance of the credit loan corresponding to the first disbursement of the loan signed with BBVA Bancomer on August 2, 2012, which is described in Note 15. The amount was Ps. 114,360 resulting in the balance being paid in full.

•	On February 11, 2015, the Company paid the outstanding advance balance of the relevant bank credit corresponding to the fourth, sixth and eighth provision of simple contract signed with BBVA Bancomer on April 10, 2013, which is described in Note 15. The amount of payment was Ps. 115,589.

•	On February 20, 2015 the Company issued Long-Term Debt Certificates (Certificados Bursátiles de Largo Plazo) on the Mexican market for Ps. 2,600,000, which are unsecured and have a principal payment at maturity, under the Ps. 9,000,000 program approved by the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”)as a recurring issuer for the next five years. Certificates GAP 15 and GAP 15-2 were issued in the amounts of Ps. 1,100,000 and Ps. 1,600,000, respectively, at a variable rate equal to TIIE 28 plus 24 basis points and a fixed rate of 7.08%, with maturities of 5 and 10 years, due February 14, 2020 and February 7, 2025, respectively. The funds raised in this issuance will be used to repay existing outstanding debt with Scotiabank in an amount equal to Ps. 1,741.0 million; and the remaining Ps. 859.0 million of the proceeds will be used to finance capital investments in accordance with investments for 2015 set forth in the Company’s Master Development Program.

•	On February 25, 2015, the Company prepaid the outstanding balance of the credit loan corresponding to the ninth disbursement of the loan signed with BBVA Bancomer on April 10, 2013, which is described in Note 15. The amount of payment was Ps. 3,900 resulting in the balance being paid in full.

•	On February 25, 2015, the Company prepaid the outstanding balance of the credit loan corresponding to the first and fifth disbursement of the loan signed with HSBC on May 26, 2011, which is described in Note 15. The amount of payment was Ps. 118,176 resulting in the balance being paid in full.

32.	Authorization to issue the financial statements

On February 25, 2015 the issuance of these consolidated financial statements was authorized by Fernando Bosque Mohino, Chief Executive Officer who has also taken on a temporary basis the functions of the Chief Financial Officer. Consequently, these consolidated financial statements do not reflect events after this date and are subject to approval at the ordinary general stockholders’ meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *