Form 20-F
period 2015-12-31
Pacific Airport Group
filed 2016-04-20
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Avenida Mariano Otero No. 1249-B

Torre Pacífico, Piso 6

Col. Rinconada del Bosque

44530 Guadalajara, Jalisco

Mexico

Telephone: + 52 (33) 38801100 ext. 20151

svillarreal@aeropuertosgap.com.mx

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

References in this annual report on Form 20-F to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this annual report on Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. References in this annual report on Form 20-F to “Jamaican dollars” or “J$” are to the lawful currency of Jamaica. We publish our audited consolidated financial statements in Mexican pesos.

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.17.1950 to U.S.$1.00, the noon buying rate for pesos on December 31, 2015, as published by the U.S. Federal Reserve Board. On April 8, 2016 the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps.17.7600 to U.S.$1.00.

This annual report on Form 20-F contains references to “workload units,” which are units measuring airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. When we refer to “terminal passengers” we mean the sum of all arriving and departing passengers on commercial and general aviation flights, other than transit passengers. “Transit passengers” are those who are generally not required to change aircraft while on a multiple-stop itinerary and who generally do not disembark from their aircraft to enter the terminal building. When we refer to “total passengers,” we mean the sum of terminal passengers and transit passengers. When we refer to “commercial aviation passengers,” we mean the sum of terminal and transit passengers, excluding general aviation passengers, such as those on private, non-commercial aircraft. The data presented herein are based on commercial aviation passengers, but we generally measure our operations based on terminal passengers. This annual report on Form 20-F contains references to “air traffic movements,” which represent the sum of all aircraft arrivals and departures of any kind at an airport.

International Financial Reporting Interpretation Committee 12 Service Concession Arrangements (“IFRIC 12”), which arose from the need to provide clarification on the accounting treatment to be followed for service concession contracts for services that are considered public in nature, requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform at the airports as established by our Master Development Programs for our Mexican airports and Capital Development Program for the Montego Bay airport. The amount of revenues for these services are equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results and do not represent a cash inflow. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues.

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

As a result of our acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) in April 2015, our summary consolidated financial and operating information for the fiscal year ended December 31, 2015 includes the consolidation of DCA’s financial and operating information from April 1, 2015. DCA has a 74.5% stake in MBJ Airports Limited (“MBJA”), the entity that holds the concession to operate Montego Bay International Airport in Montego Bay, Jamaica. Therefore, financial and operating information for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating information for prior fiscal years.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data according to IFRS for the periods indicated. Our first financial statements reported under IFRS were for the year 2012; therefore, our date of transition to IFRS was January 1, 2011. A description of the effects on our financial information due to our transition from our previous generally accepted accounting principles, Mexican Financial Reporting Standards, or MFRS, to IFRS was presented in Note 31 to our audited consolidated financial statements in our annual report on Form 20-F for 2012. The selected financial information for 2011 differs from the information we previously published in our annual report for 2011, because it is presented in accordance with IFRS.

	Year ended December 31,
	2011		2012		2013		2014		2015		2015
					(thousands of pesos)						(thousands of U.S. dollars)(1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services(2)	Ps.	3,077,927	Ps.	3,365,982	Ps.	3,616,616	Ps.	3,925,736	Ps.	5,419,022	U.S.$	315,151
Non-aeronautical services(3)		824,580		1,008,452		1,170,492		1,338,542		1,849,252		107,546
Improvements to concession assets(4)		1,036,227		570,233		440,728		281,874		838,635		48,772
Total revenues		4,938,734		4,944,667		5,227,836		5,546,152		8,106,909		471,469
Operating costs:
Costs of services:
Employee costs		369,386		402,607		390,606		393,537		502,794		29,241
Maintenance		179,455		200,022		200,224		223,687		302,203		17,575
Safety, security & insurance		131,168		159,379		173,748		192,932		249,752		14,525
Utilities		122,095		139,479		141,855		147,793		192,158		11,175
Other		184,834		158,515		222,518		203,639		311,352		18,107
Total costs of services		986,938		1,060,002		1,128,951		1,161,588		1,558,258		90,623
Technical assistance fees(5)		136,191		155,072		171,470		194,228		236,507		13,754
Concession taxes(6)		193,802		217,295		237,728		261,577		483,086		28,095
Depreciation and amortization:
Depreciation(7)		110,314		151,176		164,606		216,536		206,724		12,022
Amortization(8)		632,655		676,054		718,629		708,684		949,711		55,232
Total depreciation and amortization		742,969		827,230		883,235		925,220		1,156,435		67,254
Other expense (income)		6,587		1,333		(7,453)		(43,424)		(254,612)		(14,807)
Cost of improvements to concession assets(4)		1,036,227		570,233		440,728		281,874		838,635		48,772
Total operating costs		3,102,714		2,831,165		2,854,659		2,781,061		4,018,309		233,691
Income from operations		1,836,020		2,113,502		2,373,177		2,765,089		4,088,600		237,778
Finance income (cost)		37,318		(14,023)		(51,159)		(7,990)		(456,810)		(26,566)
Share of loss of associates		n/a		n/a		n/a		n/a		(13,704)		(796)
Income before income taxes		1,873,338		2,099,479		2,322,018		2,757,099		3,618,086		210,415

Income tax expense		261,758		327,449		75,788		514,579		847,309		49,276
Profit for the year		1,611,580		1,772,030		2,246,230		2,242,520		2,770,777		161,139
Other comprehensive income
Exchange differences on translating foreign operations		n/a		n/a		n/a		n/a		482,394		28,054
Total comprehensive income for the year		1,611,580		1,772,030		2,246,230		2,242,520		3,253,171		189,193

Profit for the year attributable to:
Controlling interest		1,611,580		1,772,030		2,246,230		2,242,520		2,726,020		158,536
Non-controlling interest		n/a		n/a		n/a		n/a		44,757		2,603
Profit for the year		1,611,580		1,772,030		2,246,230		2,242,520		2,770,777		161,139
Total comprehensive income for the year
Controlling interest		1,611,580		1,772,030		2,246,230		2,242,520		3,141,513		182,699
Non-controlling interest		n/a		n/a		n/a		n/a		111,658		6,494
Total comprehensive income for the year		1,611,580		1,772,030		2,246,230		2,242,520		3,253,171		189,193

Basic and diluted earnings per share(9)	Ps.	2.9969	Ps.	3.3389	Ps.	4.2377	Ps.	4.2663	Ps.	5.9772	U.S.$	0.3476
Basic and diluted earnings per ADS(9)	Ps.	29.9687	Ps.	33.3891	Ps.	42.3768	Ps.	42.6629	Ps.	59.7728	U.S.$	3.4762
Dividends per share(10)	Ps.	1.9231	Ps.	2.1292	Ps.	2.2837	Ps.	3.0249	Ps.	3.3200	U.S.$	0.1931
Dividends per ADS(10)	Ps.	19.2310	Ps.	21.2918	Ps.	22.8375	Ps.	30.2490	Ps.	33.2000	U.S.$	1.9308

Other operating data:
Total terminal passengers (thousands of passengers)(11)		20,208		21,287		23,173		24,719		30,319		30,319
Total air traffic movements (thousands of movements)		395		395		404		417		462		462
Total revenues per terminal passenger(12)	Ps.	244	Ps.	232	Ps.	226	Ps.	224	Ps.	267	U.S.$	16
Aeronautical and non-aeronautical services per terminal passenger	Ps.	193	Ps.	205	Ps.	207	Ps.	213	Ps.	240	U.S.$	14

Statement of financial position:
Cash and cash equivalents	Ps.	2,135,010	Ps.	1,663,683	Ps.	2,168,187	Ps.	1,595,502	Ps.	2,996,499	U.S.$	174,266

Total current assets		2,885,072		2,459,168		2,872,087		2,062,571		3,386,683		196,957
Airport concessions, net		10,463,499		10,179,422		9,895,346		9,611,296		12,240,167		711,845
Rights to use airport facilities, net		1,327,189		1,270,490		1,213,792		1,157,093		1,100,394		63,995
Total assets		24,719,675		24,533,637		25,234,600		24,286,207		31,473,399		1,830,381
Current liabilities		1,062,027		1,132,711		1,212,154		1,582,227		4,658,310		270,911
Total liabilities		3,038,492		3,080,424		3,021,889		3,000,316		9,317,356		541,864
Total controlling interest		21,681,183		21,453,213		22,212,711		21,285,891		21,273,951		1,237,217
Non-controlling interest		n/a		n/a		n/a		n/a		882,092		51,299

Other data:
Net cash flows provided by operating activities	Ps.	2,256,718	Ps.	2,661,274	Ps.	2,964,713	Ps.	3,460,230	Ps.	4,904,753	U.S.$	285,243
Net cash flows used in investing activities		(1,253,470)		(983,785)		(680,951)		(633,040)		(3,669,927)		(213,430)
Net cash flows (used in) provided by financing activities		(1,217,045)		(2,148,816)		(1,779,258)		(3,399,875)		166,171		9,664
(Decrease) increase in cash and cash equivalents		(213,797)		(471,327)		504,504		(572,685)		1,400,997		81,477

(1)	Translated into U.S. dollars at the rate of Ps.17.1950 per U.S.$1.00, the noon buying rate on December 31, 2015, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars). Operating data are expressed in the units indicated.
(2)	Revenues from aeronautical services principally consist of a fee for each departing passenger, aircraft landing fees, aircraft parking fees, fees for the transport of passengers from an aircraft to a terminal building, security charges for each departing passenger and other sources of revenues subject to regulation under our maximum rates. See “Item 4, Information on the Company – Regulatory Framework” for a description of our regulatory framework, including our maximum rates, and “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges” for certain exclusions to these fees in each of Mexico and Jamaica.
(3)	Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from leasing of commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues, as well as the revenues derived from business lines operated directly by us, which include car parking charges, advertising, VIP lounges and convenience stores. Pursuant to our operating concessions and the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently regulated under the Mexican Airport Law but are excluded from regulated services under our maximum rates, although the Ministry of Communication and Transportation (Secretaría de Comunicaciones y Transportes), or “SCT,” could decide to regulate such rates.
(4)	Revenues from improvements to concession assets represent revenues generated from improvements made to concession assets and the related costs stemming from capital expenditures made as agreed with the Mexican government under our Master Development Programs for 2011, 2012, 2013, 2014 and 2015 and with the Jamaican government in relation to our Capital Development Program. These amounts did not result in actual cash inflows, nor did they have an effect on our consolidated net income, in 2011, 2012, 2013, 2014 and 2015, as revenues earned were equal to the costs incurred. MBJA recorded no revenues or costs from improvements to concession assets during the period from April 1 to December 31, 2015. See “Item 4, Information on the Company – Business Overview.”
(5)	We pay Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., or “AMP”, a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
(6)	Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets).
(7)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(8)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(9)	Based on a weighted average of 537,755,093, 530,720,600, 530,061,831, 525,636,745 and 525,575,547 common shares outstanding for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.
(10)	Dollar amounts per share were U.S.$0.1378 in 2011, U.S.$0.1642 in 2012, U.S.$0.1744 in 2013 , U.S.$0.2051 in 2014 and U.S.$0.1931 in 2015 and per ADS were U.S.$1.3785 in 2011, U.S.$1.6424 in 2012, U.S.$1.7436 in 2013 , U.S.$2.0508 in 2014 and U.S.$1.9308 in 2015. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).
(11)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(12)	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).

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

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average(1)
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
2015	17.36	14.56	17.20	15.87
November 2015	16.85	16.37	16.60	16.63
December 2015	17.36	16.53	17.20	17.07
2016
January 2016	18.59	17.36	18.21	18.06
February 2016	19.19	18.02	18.07	18.43
March 2016	17.94	17.21	17.21	17.63
April 2016(2)	17.91	17.32	17.76	17.64

Sources: U.S. Federal Reserve Board.

(1)	Average of month-end rates or daily rates, as applicable.
(2)	Through April 8, 2016.

On April 8, 2016, the exchange rate for pesos, as published by the U.S. Federal Reserve Board, was Ps.17.7600 per U.S.$1.00.

Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), or “BMV,” and, as a result, will likely affect the market price of our American Depositary Shares (ADSs). Such fluctuations may also affect the U.S. dollar conversion by The Bank of New York Mellon, the depositary for our ADSs, of any cash dividends paid in pesos.

RISK FACTORS

Risks Related to Our Operations

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger departing from the airport terminals we operate (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”) and are collected by the airlines and paid to us. In 2013, 2014 and 2015, passenger charges represented 58.8%, 60.8% and 55.3%, respectively, of our total revenues (in 2013, 2014 and 2015, passenger charges represented 64.2%, 64.1% and 61.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, Jamaica, the United States, Canada and Europe, the political situation in Mexico, Jamaica and elsewhere in the world, public health crises, the attractiveness of the destinations that our airports serve relative to those of other competing airports, fluctuations in petroleum prices, disruptions of global debt markets and changes in regulatory policies applicable to the aviation industry. Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

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

The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our international airports at Los Cabos, Puerto Vallarta and Montego Bay) may vary as a result of factors beyond our control, including the level of tourism in Mexico and Jamaica. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, the other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico and Jamaica, particularly as a result of the uncertainty and safety concerns resulting from the Mexican government’s ongoing effort against drug cartels. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels. A reduction in tourism to the destinations served by our airports could directly and indirectly affect our revenues from aeronautical and non-aeronautical services.

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2013, 2014 and 2015, 89.7%, 89.5% and 89.7%, respectively, of the international terminal passengers served by our Mexican airports arrived or departed on flights originating in or departing to the United States and 67.0%, 66.2% and 67.0%, respectively, of the passengers served by our Jamaican airport arrived or departed on flights originating on or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2013, 2014 and 2015, the U.S. gross domestic product (“GDP”) increased at an annualized rate of 1.9%, 2.4% and 2.4%, respectively, according to the U.S. Bureau of Economic Analysis. Although the U.S. economy has grown every year since the economic crisis that lasted from the end of 2007 until the middle of 2009, if the U.S. economy falls back into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States.

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

Negative economic developments in Mexico could reduce domestic passenger traffic at our Mexican airports, which would adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from foreign tourism, Mexican domestic passengers in recent years have represented approximately two-thirds of the passenger traffic volume at our Mexican airports. Aside from our interest in the Montego Bay airport concession in Jamaica, all of our assets are located, and all of our operations are conducted in Mexico. Because our revenues are largely dependent on the level of passenger traffic at our airports, any decline in domestic traffic in our Mexican airports could have an adverse effect on our business, results of operations, prospects and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the potential impact of negative economic developments in Mexico, see “– Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” in this section.

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

International petroleum prices have experienced significant volatility in the recent past. For example, European Brent crude oil spot prices reached their record high of U.S.$143.95 per barrel on July 3, 2008 followed by their four-year record low of U.S.$33.73 per barrel on December 26, 2008, according to the U.S. Energy Information Administration. More recently, European Brent crude oil spot prices decreased from U.S.$55.27 per barrel on December 31, 2014 to U.S.$36.61 per barrel on December 31, 2015, with an average price of U.S.$52.32 per barrel during 2015. The decrease in fuel prices in 2015 allowed airlines to reduce ticket prices, open new routes and increase flight frequencies. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. If fuel prices return to their prior levels, the resulting increases in airlines’ costs may lead to airline bankruptcies, higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally. Each of these may reduce passenger and cargo traffic at our airports.

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

Our business is highly dependent upon revenues from five of our airports and could be adversely impacted by any condition affecting those airports.

In 2015, approximately 83.9% of the sum of aeronautical and non-aeronautical revenues was generated from five of our thirteen airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2015:

Airport	For year ended December 31, 2015(1)
Guadalajara International Airport	29.4%
Los Cabos International Airport	15.5%
Montego Bay International Airport	13.7%
Puerto Vallarta International Airport	13.0%
Tijuana International Airport	12.3%
Eight other Mexican airports (combined)	16.1%

Total revenues	100.0%

(1)	Except for the Montego Bay airport, which includes data from April 1, 2015 (when we began to consolidate MBJA’s financial and operating information) to December 31, 2015.

As a result of the substantial contribution to our aeronautical and non-aeronautical revenues from these five airports, any event or condition affecting these airports could have a material adverse effect on our business, results of operations, prospects and financial condition.

International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.

International events may negatively impact international air travel. The terrorist attacks on the United States on September 11, 2001, wars, such as those in Iraq and Syria, and public health crises, such as the Influenza A/H1N1 pandemic of 2009-2010, have negatively affected the frequency and pattern of air travel worldwide in recent years.

The terrorist attacks on the United States on September 11, 2001, had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. Our terminal passenger volumes declined 1.4% in 2001 and an additional 5.3% in 2002 (in each case as compared to the prior year). Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition. Moreover, we cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy or leisure travel trends, which may negatively affect our results of operations. Similarly, our Mexican and Jamaican airport operations could be negatively impacted by terrorist attacks on aircraft such as those which occurred with international airlines’ aircraft operating over Egypt and the Ukraine in 2015.

In April 2009, Mexico, like several other countries, was affected by an outbreak of Influenza A/H1N1. As a result of the outbreak, a number of countries, including the United States, Great Britain and France, advised against nonessential travel to Mexico, although these advisories were lifted by the end of May 2009. While we cannot completely isolate the impact on travel of the advisories and restrictions imposed by national and international governments from other potential factors such as the economy, our domestic passenger traffic and international passenger traffic declined by 33.3% and 43.7%, respectively, during May 2009 (in each case compared to May 2008). A new outbreak of Influenza A/H1N1 or any other pandemic or contagious disease, such as avian flu, severe acute respiratory syndrome (SARS) and the Ebola virus, could once again disrupt our operations or significantly affect passenger and cargo traffic levels.

On February 1, 2016, the World Health Organization designated the Zika virus and its suspected complications in newborns an international public health emergency. The U.S. Department of Health and Human Services’ Centers for Disease Control and Prevention has issued a travel advisory for people traveling to regions within the Zika virus outbreak, which include popular vacation destinations in Mexico and Jamaica. While these travel advisories to Mexico and Jamaica have not negatively affected the frequency and pattern of travel to our airports, such public health crises or any future public health crises and related travel advisories could disrupt our operations or significantly affect passenger and cargo traffic levels.

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

The air travel business is susceptible to, and has experienced, increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we reinforced security at our airports, and our general liability insurance premiums increased substantially. For more information on the insurance policies we carry, see “Item 4, Information on the Company – Property, Plant and Equipment.” Because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of the Mexican and Jamaican civil aviation authorities.

The users of airports, principally airlines, also have been subject to increased costs following the events of September 11, 2001, as they have been required to adopt additional security measures and their insurance premiums have also increased substantially. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican and Jamaican governments have not done so and have given no indication of any intention to do the same. In the future, airlines may be required to comply with more rigorous security rules or guidelines and premiums for aviation insurance could rise further. In addition, fuel prices, supplies and interest rates for airlines’ aircraft lease agreements, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Increases in airlines’ costs may result in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

If authorities require enhancements to security equipment or adoption of additional security measures, we may be required to undertake significant additional expenses and capital expenditures. We cannot guarantee that these expenses and/or capital expenditures will be taken into account for our Mexican airports in our Maximum Tariff and Master Development Programs negotiations. Therefore, these additional expenses could negatively affect our cash flows and affect our results of operations. In the case of any change in security enhancement requirements in Jamaica, the Jamaican civil aviation authorities have permitted any such unavoidable and unforeseen expenditure to be treated as a cost pass-through for the purposes of regulation, allowing for an increase in regulated charges at any time within the tariff review period to cover the cost of additional security requirements. However, we can provide no assurance that we would be successful in negotiating new tariffs to recover the expenses and/or capital expenditures needed to comply with any new security requirements.

The operation of new baggage screening equipment could increase our expenses and may expose us to greater liability.

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment alerted to the potential presence of prohibited items. Uncertainty over the policy letter’s implementation of the new screening process, initially caused a delay in the implementation. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. Since the issuance of the policy letter, the Mexican Directorate General of Civil Aviation (Dirección General de Aeronáutica Civil), or DGAC, has been expected to issue implementing regulations. On November 23, 2012, the Mexican civil aviation authority published a recommendation (circular obligatoria) on the SCT website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain non-binding recommendations regarding issues of responsibility that have been raised by the policy letter. These non-binding recommendations have no legal effect unless incorporated into a valid contract.

We have operated checked baggage screening equipment in our busiest Mexican airports since 2011, and today only flights departing from the Los Mochis airport continue to rely on manual inspection. As of December 31, 2015, we have signed agreements to operate the baggage screening equipment with every airline customer with a non-negligible volume of traffic, and approximately 99.3% of the passengers travelling through our airports were using the baggage screening system.

We incur ongoing expenses to maintain and operate this equipment. Currently, the operational costs of the screening system have been limited to the level necessary to provide the required services to airlines, and we expect to continue recovering those costs. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of current baggage screening equipment with new Computer Tomography X-ray (CTX) bagged screening equipment is scheduled for 2022, although regulatory changes could force our Mexican airports to undertake this replacement sooner. These additional expenses could restrict our liquidity and adversely affect our results of operations. In addition, if it is determined that we are responsible for all or a portion of the cost or that we are liable for certain issues arising from our operation of the screening systems, our exposure to liability could increase significantly. These operational costs were reviewed during the negotiation of the Master Development Programs for our Mexican airports for the years 2015-2019, completed in December 2014, and there were no changes contemplated to the operational costs or to the cost recovery procedures. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

Our revenues and profitability may be adversely affected if we fail in our business strategy.

Our ability to increase our revenues and profitability depends in part on our business strategy, which consists of setting prices as close as possible to our regulatory maximum rates for any given year for our Mexican airports and for any given five-year period for the Montego Bay airport, reducing operating costs, controlling our capital expenditure commitments under our Master Development Programs with the Mexican government and under the Capital Development Program with the Jamaican government, increasing passenger and cargo traffic at our airports and increasing revenues from commercial activities.

Our ability to increase our commercial revenues is significantly dependent, among other factors, upon increasing passenger traffic at our airports and on our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us and for the ability for us to directly operate business lines. In addition, our ability to increase revenues from commercial activities depends on our ability to continue the remodeling, expansion and modernization of the commercial areas we operate within our airports and on the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 28.1% of non-aeronautical revenues in 2015, as compared with 30.5% of non-aeronautical revenues in 2014 (7.2% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2015, as compared to 7.8% in 2014).

We cannot provide assurance that we will be successful in implementing our strategy of increasing our passenger traffic or our revenues from commercial activities, including those that we operate directly. The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve. Additionally, our new commercial strategy of increasing revenues by operating lines of businesses in our airports directly could result in the loss of a significant amount of revenues, or not generate the level of profitability sufficient to increase our results of operations. Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase or that our profitability will increase.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we believe we maintain positive relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 55% of our total employees as of December 31, 2015), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues.

A majority of our revenues are driven by the operations of a few key customer airlines. In 2015, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico Group”), a holding company that owns Aeroméxico and Aeroméxico Connect, and ABC Aerolíneas, S.A. de C.V. (“Interjet”) transported a significant percentage of our passenger traffic; during 2015, the passenger charges collected by these three airlines accounted for 18.0%, 9.6% and 4.6%, respectively, of total revenues in our airports (20.1%, 10.7% and 5.1%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2015). Excluding revenues from passenger charges, these airlines accounted for 1.8%, 1.1% and 0.5%, respectively, of our total revenues in 2015 (2.0%, 1.2% and 0.5%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2015).

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that if any of our key customers reduce their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers.

For example, on August 2, 2010, Mexicana de Aviación, S.A. de C.V. (“Mexicana”), one of Mexico’s two largest carriers and previously an airline that was among our three largest customers in terms of passenger traffic, filed for bankruptcy protection in Mexico and in the United States. On August 28, 2010, Mexicana, Mexicana Click (formerly known as Aerovías Caribe) and Mexicana Link (formerly known as Mexicana Inter) (collectively, “Grupo Mexicana”) ceased operations. Grupo

Mexicana filed for bankruptcy protection on September 7, 2010. In 2010, Grupo Mexicana was still our third largest carrier and accounted for 8.9% of the sum of aeronautical and non-aeronautical revenues generated in our airports, and it was not until 2012 that all seats previously flown by Grupo Mexicana were taken over by other airlines. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another, except if the passenger originated travel outside Mexico, thus limiting the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Furthermore, passenger charges, which accounted for 55.3% of our revenues in 2015 (61.7% when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2015, the average collection term of passenger charges was 43 days. If any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers in Mexico. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges – Passenger Charges in Mexico.” According to the new agreements that took effect on November 1, 2009, an airline may obtain a grace period of up to a maximum of 60 days for payment on a case-by-case basis (not all airlines received the same grace period). If an airline wants to obtain a grace period of any amount up to the 60-day limit, the airline is required to secure the grace period and the equivalent of 30 additional days with cash, bonds or other collateral equal to the charges the airline would incur during that period by taking into account the peak operational days for that specific airline during the previous 12-month period. As a result, in the event of insolvency or suspension of operations by an airline, we are able to collect passenger charges invoiced to that airline up to the value of the collateral. Although we would also have a 30-day buffer beyond the grace period, our cash flows from operations or our results of operations could be negatively affected if such collateral were not sufficient to cover the outstanding debt. Consequently, in the event of any suspension of operations by or insolvency of an airline, such as in the case of Grupo Mexicana in 2010, we would not be assured of collecting 100% of the amounts invoiced to that airline for passenger charges, nor could we be assured that we would recover, in the short term, the traffic they would stop transporting, as a consequence of an airline’s ongoing bankruptcy process. Both scenarios could negatively affect our cash flows from operations or our results of operations.

Additionally, in previous years, some of our commercial clients have had difficulty making their payments to our airports. As a result, we have tried to renegotiate terms with many clients to keep them at our airports. Despite our efforts, some clients have decided to leave our commercial spaces and cancel their contracts. This could potentially have a negative effect on our revenues.

The main domestic airlines operating at our Mexican airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future.

In the past, certain of the domestic airlines operating at our Mexican airports refused to pay certain increases in the specific prices we charge for aeronautical services. Although these prior disputes were resolved by 2006, because only a few airlines contribute a substantial portion of our revenues, our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, during periods of economic downturn, the airlines that operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years, which could adversely impact our results of operations. See “Item 4, Information on the Company – Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers.”

The airlines at our airports may refuse to continue collecting passenger charges on our behalf or we may decide to collect passenger charges ourselves, which would result in increased costs for us.

The airlines operating at our airports collect a passenger charge on our behalf from each departing passenger on an aircraft (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”).

Currently, we have entered into collection agreements with the airlines that operate at our Mexican airports to collect those passenger charges on our behalf. As a result, passenger charges are included in the cost of passengers’ tickets, and we issue invoices for those charges to each airline. We and the airlines with which we have these collection agreements have the right to cancel them with prior notice to the other party. If we or one of our airline customers were to cancel a collection agreement, we would have to implement a collection system of our own to collect passenger charges from passengers directly. The installation and operation of such a collection system would result in additional costs for us, which would negatively impact our results of operations.

MBJA does not have collection agreements with the airlines that operate at the Montego Bay airport for the collection of passenger charges on its behalf. However, the collection of passenger charges by the airlines is implied under the operating agreements signed by each airline operating at the Montego Bay airport, whereby these airlines must pay MBJA for regulated passenger charges.

The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines and ground transportation providers. We also depend upon the government or entities of the government for provision of services, such as electricity, supply of fuel for aircraft, air traffic control and immigration and customs services for our international passengers. Additionally, the disruption or stoppage of taxi or bus services at one or more of our airports could also adversely affect our operations. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

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

Actions by the former holders of land comprising certain of our Mexican airports may disrupt the operations of these airports.

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

Our Mexican concessions guarantee access to the land by the SCT and any interruption caused to our operations by any of the ejidos is the responsibility of the Mexican government. Although the Mexican government must provide restitution for any economic loss resulting from a disruption in access to our airports, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction. There also can be no assurance that the legal proceedings will be resolved in our favor, which may negatively impact our results of operations.

In addition to challenging the expropriation, certain of the former ejido participants are also currently occupying portions of Tijuana International Airport property. While these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy. There can also be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction, which may negatively impact our results of operations.

The actions of squatters on certain portions of the land on which our Guadalajara airport operates could disrupt operations and security of the airport.

The Mexican government owns the land on which Guadalajara International Airport operates and has granted us the right to use that land for the purpose of operating the airport pursuant to our concession. Currently, there are squatters residing on or claiming rights to a portion of the property, at least one of whom has attempted to subdivide and sell off certain portions of the property. As owner of the property, the Mexican government must initiate any actions directed at removing these persons from the property. More recently, in February and March 2016, members of an ejido blocked the access to the parking facilities at the Guadalajara International Airport, which resulted in commercial revenues losses of approximately Ps.4.1 million. We are reviewing the actions these persons have taken and are cooperating with the Mexican government to ensure that the actions of these squatters and eijidos do not adversely affect the operations of Guadalajara International Airport. However, if the Mexican government is unable to successfully remove these persons from the property, their presence could have an adverse impact on our operations, revenues and security, and could restrict our ability to expand our operations, at the Guadalajara airport.

We may be liable for property tax claims asserted against us by certain Mexican municipalities.

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

The Pacific and Central regions of Mexico and the island of Jamaica experience seasonal torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume.

For example, on September 14, 2014, Hurricane Odile moved through the Baja California coastal area, damaging our La Paz and Los Cabos airports. The La Paz airport terminal experienced minor damage, while the Los Cabos airport experienced damage to the building, including the detachment of the roof covering in Terminal 1 and the collapse of ceiling panels in Terminal 2. The Los Cabos airport also suffered minimal damage to the runways, taxiways and aprons. The Los Cabos airport remained closed to commercial flights for eighteen days, receiving authorization on October 3, 2014 from the Mexican Directorate General of Civil Aviation to re-open for domestic and international commercial flights. We estimate that the effect on passenger traffic at the Los Cabos airport was a one-time loss of approximately 269.6 thousand passengers in the last quarter of 2014. We gradually repaired the remaining areas of the airport, completing renovations in the last quarter of 2015.

The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption for our Mexican airports. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

Risks Related to the Regulation of Our Business

Our business is dependent on international regulations affecting airlines.

Airline regulations promulgated by international bodies or regulatory agencies in other countries could affect our operations and potentially affect our revenues or results of operations. For instance, on July 30, 2010, the U.S. Federal Aviation Administration (“FAA”) announced that, following an assessment of the Mexican Directorate General of Civil Aviation, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”

Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines were suspended; and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our Mexican airports and the United States by Mexican airlines, which resulted in a decrease in demand for travel at our Mexican airports. Approximately 25.0% of the passengers that traveled through our Mexican airports traveled on flights to or from the United States operated by Mexican airlines in 2015.

The FAA restored Mexico’s Category 1 rating on December 1, 2010. Jamaica has held an FAA Category 1 rating since a similar downgrade to Category 2 from July 1995 to September 1997. The FAA, however, may downgrade Mexico’s or Jamaica’s air safety rating in the future. We cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2013, 2014 and 2015, approximately 69.2%, 70.8% and 66.8%, respectively, of our total revenues were earned from aeronautical services (in 2013, 2014 and 2015, 75.5%, 74.6% and 74.6%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services), which are subject to price regulation under our maximum rates in Mexico and under the maximum regulated charges in Jamaica. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or established by the Mexican government (as in the case of our Master Development Programs or our maximum rates, respectively) or the Jamaican government (as in the case of MBJ’s maximum regulated charges) for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs and Capital Development Program or the obligation under our Mexican concessions and MBJA’s Jamaican concession to provide a public service) or increase our maximum rates and regulated charges applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business in Mexico were adopted or became effective in 1999, and there is limited precedent that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our Mexican concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot provide any assurance that we will not encounter difficulties in complying with these laws, regulations and instruments. Although our maximum rates through 2019 have been set, we cannot predict what our Master Development Programs for the next five-year period from 2020 to 2024 will establish. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master Development Programs, the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For instance, on January 26, 2015, certain amendments to the Mexican Airport Law were enacted that institute an enforcement mechanism for existing requirements. For a discussion of the regulatory provisions applicable to our business in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Similarly, there is limited precedent that would allow us to predict the impact of the laws, regulations and instruments that regulate our business in Jamaica and we cannot provide any assurance that MBJA will not encounter difficulties in complying with these laws, regulations and instruments. In addition, although MBJA’s concession agreement and Jamaican law establishes ranges of sanctions that might be imposed should MBJA fail to comply with the terms of the concession, other Jamaican applicable law and its regulations, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. Although the maximum regulated charges have been set for the Montego Bay airport through March 2020, we cannot predict what maximum regulated charges the Jamaican government will establish for the next five-year period from April 2020 to March 2025. We also cannot provide assurance that other regulatory agencies or the Jamaican legislature will not impose regulations adverse to MBJA’s operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority acts and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on the results of our operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues in Mexico and to the maximum regulated charges that MBJA may collect in Jamaica are established do not guarantee that we or any of our airports will be profitable.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each Mexican airport, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from services subject to price regulation. The maximum rates for our Mexican airports have been determined for each year through 2019. Our Mexican concessions provide that an airport’s maximum rates will be adjusted periodically for inflation determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios al Productor), or “Mexican PPI,” excluding petroleum. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican laws and regulations that structure and influence our business, our Mexican concessions provide that such a request will be approved only if the SCT determines that certain events specified in our Mexican concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Special Adjustments to Maximum Rates.” Therefore, there can be no assurance that any such request would be made or granted. For a discussion of the framework for establishing our maximum rates in Mexico and the application of these rates, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation.”

The Jamaican Airports (Economic Regulation) Act mandates the Jamaica Civil Aviation Authority, or “JCAA,” to regulate five categories of charges: passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges. Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges as justified by a schedule of five-year estimates for traffic growth and investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s concession agreement) (a “Capital Development Program”). After its review of the preceding period’s maximum regulated rates and these estimates, the JCAA makes its determination as to the maximum regulated charges for the succeeding five-year period. Under the terms of the Montego Bay airport concession agreement with the Airports Authority of Jamaica, or “AAJ,” upon the JCAA’s approval of the new maximum regulated charges, MBJA has a commitment to fulfill the estimated capital expenditures included in the Capital Development Program. The last review by the JCAA of these maximum regulated charges for the Montego Bay airport was completed in November 2014; changes resulting from that review period took effect in April 2015 and will remain in effect through March 2020. However, this review resulted in the JCAA setting maximum regulated charges for the Montego Bay airport below the proposed increases, and the AAJ has not similarly reduced the estimated capital expenditures included in the Capital Development Program. These maximum rates for regulated charges are adjusted annually for inflation based on the U.S. Bureau of Labor Statistics’ Consumer Price Index (“U.S. CPI”). For a discussion of the framework for establishing MBJA’s maximum regulated charges in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.” MBJA has an obligation under the concession agreement to satisfy certain requirements applicable to a Capital Development Program. We cannot provide assurance that AAJ will determine that any such Capital Development Program complies with the applicable requirements under the concession agreement, or that AAJ will not request MBJA to undertake additional capital expenditures.

Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.

In addition, our maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For both of the five-year terms ending 2014 and 2019, an annual efficiency adjustment factor of 0.7% was established by the SCT. Future annual efficiency adjustments will be determined by the SCT in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each Mexican airport’s maximum rate.

If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each Mexican airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2013, 2014 and 2015, our revenues subject to maximum rate regulation represented 100.0%, 99.9% and 100.0%, respectively, of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

The specific prices we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican PPI, excluding petroleum, and the value of the peso relative to the U.S. dollar. These variables are outside of our control. Our projections could differ from the applicable actual data, and if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our airports during that year.

If we exceed the maximum rate at any Mexican airport at the end of any year, the SCT may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our Mexican airport concessions is terminated, our other Mexican airport concessions may also be terminated.

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

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican PPI’s construction price index. Using the index we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2013, 2014 and 2015 was 102.8%, 101.1% and 100.9%, respectively, of our capital expenditure commitments under our Master Development Programs. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SCT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

Our results of operations could be adversely affected if the airlines fail to collect sufficient Airport Improvement Fees for MBJA to fund, or if MBJA does not receive approval for the use of these funds for, additional capital investments at the Montego Bay airport.

The Airports (Economic Regulation) Act and related agreements require the airlines operating at the Montego Bay airport to charge an Airport Improvement Fee (“AIF”) from embarking international passengers on behalf of MBJA and to deposit the fees on a monthly basis in a trust account controlled by the Jamaican Ministry of Transport and Works (“MTW”). Subject to the MTW’s approval, MBJA may use these funds for additional capital investments not included in the Capital Development Program, as well as for interest expenses relating to the financing thereof. MBJA is required to commit to such additional capital investments in exchange for the right to use the AIF funds.

The MTW approval of collection of AIF funds at the Montego Bay airport was renewed on February 25, 2015 for the period until April 11, 2030, unless otherwise revoked. However, because the MTW’s prior approval of MBJA’s use of AIF funds for specified capital investments expired on April 11, 2015 and has not yet been renewed, MBJA is not currently authorized to use any further AIF funds collected after April 11, 2015.

If MBJA’s passenger traffic projections are above the levels of passenger traffic realized at the Montego Bay airport, the amount of AIF to be collected may not be sufficient to finance any capital projects approved by the MTW and their financial cost. We can provide no assurance that the Montego Bay airport will achieve the passenger traffic required to recover MBJA’s capital investments committed in exchange for the use of the AIF funds.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

If MBJA fails to fulfill the requirements of the Capital Development Program, it could suffer specific negative consequences, including a termination of its concession.

Under its concession agreement, MBJA is required to make capital expenditures in order to meet Capital Development Program requirements. Additionally, MBJA is also responsible for maintaining the tangible concession assets under the concession agreement, which involves capital investment projects and improvements to concession assets. Although in prior years MBJA has complied with all of its committed capital expenditure requirements, if MBJA fails to comply with these terms and conditions of the concession agreement, it could be in default and, if it fails to remedy the breach within the applicable grace period, it could suffer negative consequences, including the termination of its concession.

The Mexican government may terminate or reacquire our Mexican concessions under various circumstances, some of which are beyond our control.

Our concessions are our principal assets, and we would be unable to continue operations without them. A Mexican concession may be revoked by the Mexican government for certain prescribed reasons, including failure to comply with our Master Development Programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in Mexico, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of our Mexican concessions. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. Our Mexican concessions may also be terminated upon our bankruptcy or insolvency.

We would face similar sanctions for violations of the Mexican Airport Law or the regulations thereunder. Under applicable Mexican law and the terms of our Mexican concessions, our Mexican concessions may also be made subject to additional conditions, including under our renewed Master Development Programs, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

The Mexican government may also revoke one or more of our Mexican concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. The Mexican government may also assume the operation of any airport in the event of war, public disturbance or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our Mexican concessions, the Mexican government under Mexican law is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers. In the case of a mandated change in our operations, the Mexican government is required to compensate us for the cost of that change. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. There can be no assurance that we would receive compensation equivalent to the value of our investment in, or any additional damages related to, our Mexican concessions and related assets in the event of such action.

In the event that any one of our Mexican airports’ concessions is terminated, whether through revocation or otherwise, our other concessions may also be terminated. Thus, the loss of any concession would have a material adverse effect on our business and results of operations.

The Jamaican government may terminate or reacquire MBJA’s concession under various circumstances, some of which are beyond our control.

The Montego Bay airport concession is MBJA’s principal asset, and MBJA would be unable to continue operations at the Montego Bay airport without it. As owner of the concession assets, the AAJ is entitled under certain circumstances, however, to expel MBJA from all or part of the Montego Bay airport site or to take over or carry on the operation and management of the airport or provision of airport services. The AAJ may step into the public domain assets that are the subject of the Montego Bay airport concession for as long as may be required if it determines that MBJA is in breach of the concession agreement, to prevent material disruptions in service at the Montego Bay airport or in cases of national emergencies. Upon such a step-in by the AAJ, the AAJ must account to MBJA for any revenues collected at the Montego Bay airport during the step-in period. Where the AAJ steps into the public domain assets that are the subject of the Montego Bay airport concession pursuant to any uncured event of default or to prevent material disruptions in service, MBJA is required to bear all costs (except consequential losses) and expenses associated with the AAJ exercise of its step-in rights. There can be no assurance that MBJA would receive compensation equivalent to the value of its investment in, or any additional damages related to, its concessions and related assets in the event of such action.

Following notice and good-faith consultations to avoid such a result, the AAJ may terminate the concession agreement with MBJA upon an event of default on the part of MBJA. Regardless of cause for termination, a termination fee is due to MBJA upon a termination or revocation of the concession. However, the concession agreement expressly limits the AAJ’s liability to such termination fee. In the event that the AAJ terminates the concession with or without cause, there can be no assurance that the loss of the Montego Bay airport concession would not have a material adverse effect on our business and results of operations.

See “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession – AAJ’s Rights to Step In, Terminate or Grant a New Concession.”

The Mexican and Jamaican governments could grant new concessions that compete with our airports.

The Mexican and Jamaican governments could grant additional concessions to operate existing government-managed airports, authorize the construction of new airports or allow existing privately held domestic airports to change into international airports and permit them to receive regular domestic and international flights, all of which could lead to increased competition for our airports.

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

Any competition from other such additional airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot provide assurance that we would participate in such process, or that we would be successful if we were to participate. See “Item 4, Information on the Company – Regulatory Framework – Other Regulation of Mexican Concessions and Concession Assets – Grants of New Mexican Concessions” and “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession – AAJ’s Rights to Step In, Terminate or Grant a New Concession.”

The SCT could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs.

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) currently requires us to manage and control aircraft movements in and out of our arrival and departure gates and remote boarding locations at our Guadalajara and Puerto Vallarta International Airports. At our other Mexican airports, these aircraft movements are monitored by the Mexican Air Traffic Control Authority. Should the Mexican Air Traffic Control Authority require us to control these aircraft movements directly at any or all of our other ten airports in the future, our results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

The Mexican civil aviation authority could require us to extend the official operating schedule at our Mexican airports, which could result in decreased revenues.

The Mexican Directorate General of Civil Aviation is responsible for establishing the official operating schedules of our Mexican airports. Outside of our Mexican airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. Currently, our airports at Guadalajara, Puerto Vallarta and Morelia have official operating schedules of 24 hours per day. The Directorate General of Civil Aviation can issue a decree extending the official operating schedule of one or more of our other airports from its current schedule, which would deprive us of the ability to double our airport charges for off-hour services at airports for which such a decree has been issued. For instance, as of January 17, 2014, the Directorate General of Civil Aviation expanded the operating schedule of our Aguascalientes airport from 6:00 a.m. to 8:00 p.m. to 6:00 a.m. to 12:00 a.m. There can be no assurance that upon issuance we will be successful in avoiding the consequences of such a decree.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in recent years implemented various changes to the laws applicable to Mexican companies, including us. The terms of our Mexican concessions do not exempt us from any changes to Mexican laws. Changes to the Mexican constitution or to any other Mexican laws could have a material adverse impact on our results of operations.

For instance, as a result of certain 2013 amendments to Mexico’s Constitution, on July 6, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) went into effect, which, among other things, grants broader powers to the federal competition authority, including the ability to regulate essential facilities. If the new competition authority determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. Some of the services we render are public services that are regulated by the Mexican government and we are unsure if the competition authority will apply the new competition law in the same manner and under the same considerations as it would apply to non-regulated service providers. Should the new competition authority determine that all or part of the services we render are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations. For a discussion of the new competition law, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation – Federal Economic Competition Commission.” Also see “– We cannot predict how the regulations governing our business will be applied” in this section.

For more detailed information on current sources of regulation governing the operation of airports in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

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

Stemming from the dispute among AMP’s shareholders, on April 25, 2011, we received a formal notice from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or “CNBV,” by which it initiated an administrative proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with the disputes among AMP’s shareholders during 2010. The formal notice was the first stage in an administrative proceeding by the CNBV to impose economic sanctions on us. On June 3, 2011, we exercised our right to appeal the CNBV’s determination and presented evidence to respond to the notification. On April 24, 2013, we were notified by the CNBV about the imposition of administrative penalties. We challenged these penalties via an administrative proceeding filed on June 27, 2013, before the Fiscal Federal and Administrative Justice Court. This lawsuit has not yet been concluded. See “Item 8, Financial Information – Legal Proceedings – Infractions of the Mexican Securities Law alleged by the CNBV.”

On November 19, 2014, Controladora Mexicana de Aeropuertos, S.A. de C.V. (“CMA”) entered into an agreement to purchase 33.33% of the capital stock of AMP from DCA. Although CMA became 66.66% owner of the capital stock of AMP as a result of this transaction, CMA agreed that the minority shareholders’ consent is required with respect to certain significant actions or decisions. See “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

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

As described above, AMP exercises a substantial influence over our management through the technical assistance agreement, through which AMP provides our airports with expertise in operating in the aeronautical sector and strategic planning guidance to increase aeronautical and non-aeronautical revenues, in addition to knowledge of the Mexican government and business sectors and assistance with the negotiation of our Master Development Programs. Therefore, if either we or AMP decides not to renew the technical assistance agreement, it would require time and potentially higher costs for us to replace AMP’s strategic expertise through contracts with new external advisors; apart from the possible higher costs, the need to replace AMP could have an impact on our business strategy and ongoing projects, such as the successful negotiation of tariffs, investments and other elements of our Master Development Programs. As a result, our results of operations could be negatively affected. For more detailed information on the technical assistance agreement with AMP, see “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

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

On June 13, 2011, Grupo México, S.A.B. de C.V. (“Grupo México”) announced that its board of directors had approved the acquisition, directly or indirectly, of at least 30%, and up to 100%, of our shares outstanding at that time, excluding treasury shares, through a public tender offer. At that time, Grupo México disclosed that it owned 20% of our total outstanding capital stock, all in the form of Series B shares. Grupo México and its subsidiary, Infraestructura y Transportes México, S.A. de C.V. (“ITM”), then commenced legal proceedings, among others, seeking (i) to modify our bylaws to eliminate the foregoing limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares.

Initially, Grupo México obtained a favorable decision from a civil court in Mexico City. On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws regarding the limitations on ownership of our capital stock. On February 17, 2016, the Superior Court of Mexico City declared that Grupo México and ITM were in violation of the Company’s bylaws due to the fact that together they held more than 10% of our outstanding capital stock, and ordered Grupo México and ITM to sell any Series “B” shares held in excess of that limit. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles in support of the position we maintained and defended. See “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. and suits seeking to void certain of our bylaws.”

In its most recent filing on Schedule 13D with the SEC on March 3, 2016, Grupo México disclosed that it owned 16.0% of the total outstanding shares. Although these decisions are definitive and not appealable, it is possible that Grupo México will seek to challenge our management on other matters or through other legal means, which may present further disruptions for our management and the Company. It is not possible to predict the extent to which these disputes with Grupo México will distract our management, the effects that future developments in this dispute might have on the price of our stock, its liquidity or our market value or the effects that these conflicts could have on our business or results of operations.

Mexican stock brokers may not continue adhering to the injunction from trading in our capital stock when such trading would result in a violation of our bylaws, and we cannot we predict whether we would be successful in enforcing our bylaws upon Mexican stock brokers.

In accordance with a decision of a Mexican court that instructed us and our directors and officers to take all necessary legal measures to maintain and protect our bylaws, on February 15, 2012 we initiated a lawsuit against all Mexican stock market brokers seeking that Mexican stock market brokers strictly adhere to our bylaws by restricting the sale of our shares to Grupo México and its subsidiaries if, in violation of our bylaws, they hold, individually or in the aggregate, more than 10% of our total outstanding capital stock. On February 29, 2012, we were informed that a court issued preliminary injunctions that required Mexican stock brokers to, among other things, refrain from trading our shares for an individual, group or group of related entities, where such a trade could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of our bylaws. We cannot predict the consequences from this proceeding or the future actions of the Mexican stock brokers, including any limitations on our access to financing. It is also not possible to predict what effects future developments in this dispute might have on the price of our stock, its liquidity or our market value and the effects that this conflict could have on our business or results of operations.

Risks Related to Mexico

Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

All of our operations conducted in Mexico are dependent upon the performance of the Mexican economy. As a result, our business, financial condition or results of operations may be affected by the general condition of the Mexican economy, over which we have no control. In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We cannot assure that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. The Mexican economy has since rebounded, and gross domestic product increased 1.1% in 2013, 4.1% in 2014 and 2.5 % in 2015, in each case compared with the previous year.

While interest rates in Mexico have remained at historical lows, Mexico has had, and in the future may have, high real and nominal interest rates. The annualized interest rates for Mexican Treasury Bills (Cetes) issued for the 28-day period averaged approximately 3.7%, 3.0% and 3.0% for 2013, 2014 and 2015, respectively. As of April 8, 2016, the Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE,” issued for the 28-day period was 4.1%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2013, the peso depreciated 1.0% against the U.S. dollar. In 2014, the peso depreciated 12.9% against the U.S. dollar. In 2015, the peso depreciated 16.7% against the U.S. dollar. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.

In 2014, all of our indebtedness was denominated in pesos. Due to the acquisition of 100% of the shares of DCA in 2015, we incurred indebtedness in U.S. dollars. A devaluation of the peso would increase the debt service cost of such U.S. dollar-denominated indebtedness and result in foreign exchange losses. In 2015, approximately 99% of MBJA’s operating revenues and 60% of its operating expenses and capital expenditures were denominated in U.S. dollars, with the remaining 40% of operating expenses and capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s indebtedness was also denominated in U.S. dollars in 2015. Accordingly, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may also affect our performance through the consolidation of MBJA’s financial and operating results.

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

We can provide no assurance that changes in the policies of Mexico’s federal government will not have an adverse effect on our business, financial conditions and results of operations. Consequently, we can provide no assurance that Mexican political or social developments, over which we have no control, will not adversely affect our financial conditions, results of operations, our ability to make dividend payments to our shareholders or the market price of our securities.

Federal tax legislation in Mexico may have an adverse effect on our financial condition and results of our operations.

The Mexican government has in recent years implemented various changes to the tax laws applicable to Mexican companies. The terms of our Mexican concessions do not exempt us from generally applicable Mexican tax laws. Changes to tax laws and regulations in Mexico could significantly increase our tax expense, which could have a material adverse impact on our results of operations.

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

Our business could be adversely affected if penalties are imposed on us or any of our Mexican airports by the Mexican tax authority.

The Mexican tax authority (Servicio de Administración Tributaria), or “SAT,” has the right to review any of our subsidiaries’ tax calculations for the previous five fiscal years. If the tax authority determines that our subsidiaries’ taxes have been underpaid in any of these years, it may require payment of the difference, and any applicable additional penalties. Such fees and penalties may have a material adverse effect on our business.

Our business could be adversely affected by other claims by certain Mexican municipalities.

Certain of our Mexican airports are subject to claims by the municipalities in which they operate regarding our failure to obtain certain municipal licenses. Although we do not believe that we are subject to the license requirements at issue, if the municipalities require additional licenses or make changes to the current laws and we are unable to obtain the necessary licenses or if we do not prevail in proceedings challenging these requirements, our failure to obtain these licenses could have a material adverse effect on the operations of certain of our airports and consequently on our financial condition and results of operations.

High incidences of crime in Mexico and violence related to drug trafficking could adversely affect our business.

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of January 19, 2016, informed of the risks of traveling in Mexico due to (i) threats to safety and security posed by transnational criminal organizations in the country and (ii) increased violence in many towns and cities across Mexico. These travel alerts emphasize the extent of criminal activity in the states of Chihuahua, Coahuila, Guerrero, Michoacan, Sinaloa, Sonora and Tamaulipas. According to the U.S. Department of State, while millions of U.S. citizens safely visit Mexico each year, some are victims of violence.

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

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with highly developed capital markets, including the United States.

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

Risks Related to Our Business Acquisition

We may fail to realize the benefits anticipated from our new Jamaican airport business.

Our Spanish subsidiary, DCA, holds a 74.5% stake in MBJA, the Jamaican entity that holds the concession for the Montego Bay airport. While MBJA is a similarly positioned airport concessionaire, we may be unable to fully implement our business plans and strategies for the integration of DCA’s business into ours. The business growth opportunities, revenue benefits, cost savings and other benefits we anticipated to result from our acquisition of DCA may not be achieved as expected, or may be delayed. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, or if we are required to recognize impairments of acquired assets, investments or goodwill, our results of operations and financial condition may be adversely affected.

The increase in our leverage as a result of our acquisition of DCA could significantly affect our results of operations and financial condition.

In order to conclude the acquisition of DCA in April 2015, we incurred significant amounts of debt as compared with our previous debt levels, which could adversely affect our capital structure and reduce available cash flow. Our outstanding consolidated indebtedness to banks, financial institutions and others was Ps.6.55 billion as of December 31, 2015. This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise and maintain any such financing or impair our ability to take advantage of significant business opportunities that may arise. We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt or to fund our other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt on or before maturity, and we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms.

Covenants in our newly incurred indebtedness may limit our discretion with respect to certain business matters.

The instruments governing our indebtedness or the indebtedness of our operating entities may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, our ability to incur additional liabilities, acquire new equity investments, create liens or other encumbrances or make certain other payments, investments, loans and guarantees. These covenants could also require us to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could permit acceleration of the relevant indebtedness.

Risks Related to Jamaica

Adverse economic conditions in Jamaica may adversely affect our financial condition or results of operations.

Despite 99% of the passenger traffic through the Montego Bay airport consisting of international passengers, the general condition and performance of the Jamaican economy, over which we have no control, may affect our business, financial condition or results of operations. Jamaica is a small, emerging market country, which has struggled with low growth and high public debt. Due to its size, indebtedness, reliance on exports to a small number of principal markets, such as the United States and Canada, and the concentration of its economic activity in its three principal industries of sugar production, bauxite mining and tourism, the Jamaican economy is highly susceptible to external shocks. Jamaica is also affected by social and security problems, including, among others, trafficking in drugs and high rates of violent crime, underemployment and youth unemployment.

In 2013, the Jamaican government began a comprehensive economic reform program, for which it obtained a multilateral financial support package of approximately U.S.$2 billion over four years, including a U.S.$932 million credit facility from the International Monetary Fund and U.S.$510 million credit facilities from the World Bank Group and the Inter-American Development Bank. The program aims to stabilize the economy by reducing debt and improving the balance of payments position. This reform program has begun to restore confidence in the Jamaican economy: Jamaica jumped 27 places to 58th among 189 economies worldwide in the World Bank Group’s 2015 Doing Business ranking.

If Jamaican inflation or interest rates increase significantly or if the Jamaican economy is otherwise adversely impacted, our business, financial condition or results of operations could be adversely affected.

Political conditions in Jamaica could materially and adversely affect Jamaican economic policy or business conditions and, in turn, our operations in Jamaica.

National elections to determine which party forms the Jamaican government for the next five years were held in February 2016, which resulted in the Jamaica Labour Party (“JLP”) holding a majority of the seats in both houses of Parliament. The previous ruling party, the People’s National Party (“PNP”) advocated for the continued implementation of public policies and private partnerships to encourage infrastructure development in the tourism sector, including the expansion of the Montego Bay airport in partnership with the owner of its concession. The change in ruling political parties in Jamaica may lead to significant modifications of the economic and regulatory policies pursued by the previous administration. Any subsequent changes in legislation could have a negative impact on our business, financial condition, performance of operations and cash flows.

Our business in Jamaica is subject to substantial governmental regulation.

The Montego Bay airport concession is regulated principally by the AAJ, an agency of the Jamaican government, under the Airports Authority Act of 1974. In April 2003, the AAJ divested operational responsibility for the Montego Bay airport to MBJA under a concession agreement pursuant to which MBJA is responsible for the management of the day-to-day operations of the Montego Bay airport in keeping with specific performance criteria and prescribed international standards. The AAJ retains ownership of the non-movable assets of the airport. MBJA pays a concession tax to the Jamaican government and at the end of the contract will transfer the Montego Bay airport’s infrastructure and any moveable assets acquired during the period of the concession to the AAJ. Regular performance reviews and other contract administration oversight functions are conducted by the AAJ, as specified under the concession agreement. There can be no assurance that governmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. See “Item 4, Information on the Company – Regulatory Framework.”

High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.

The U.S. Department of State’s Jamaica 2015 Crime and Safety Report states that organized crime and other criminal elements are prevalent and extremely active in Jamaica, and advises U.S. citizens to avoid travelling into certain areas of Montego Bay. Jamaica is a transit point for South American cocaine en route to the United States, Canada and Europe, and is also the largest Caribbean producer and exporter of marijuana. Higher incidences of crime and drug trafficking-related violence in Jamaica could have an adverse effect on our business as it may decrease the international passenger traffic directed to Jamaica.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We hold concessions to operate, maintain and develop twelve international airports in the Pacific and Central regions of Mexico and one international airport in Jamaica. As operator of the airports under our concessions, we charge airlines, passengers and other users’ fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V., a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, was incorporated in 1998 as part of the Mexican government’s initiative to open Mexico’s airports to private investment. The corporation’s period of duration is set at 100 years.

Each of our Mexican concessions has a term of 50 years beginning on November 1, 1998. The term of each of our Mexican concessions may be extended by the SCT under certain circumstances for up to 50 additional years. Our Spanish subsidiary, DCA, holds a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize the Montego Bay International Airport in Jamaica for a period of 30 years beginning on April 12, 2003.

The address of our registered office is as set forth on the cover of this annual report on Form 20-F. Our telephone number is +52 (33) 3880-1100. Our U.S. agent is Puglisi & Associates. Our U.S. agent’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Opening of Mexican Airports to Private Investment

In February 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. Under these guidelines, the SCT identified 35 of Mexico’s 58 principal airports as being suitable for investment. These 35 airports were divided into four airport groups: Grupo Aeroportuario del Pacífico, or the Pacific Airport Group (currently consisting of our twelve Mexican airports); Grupo Aeroportuario del Sureste, or the Southeast Airport Group (currently consisting of nine airports), Grupo Aeroportuario de la Ciudad de México, D.F., or the Mexico City Airport Group (currently consisting of one airport) and Grupo Aeroportuario del Centro-Norte, or the Central-North Airport Group (currently consisting of thirteen airports).

The guidelines generally provided for the airport groups to become open to private investment through a two-stage program. In the first stage, a series of public auctions were conducted to award a minority interest in each airport group to a strategic shareholder. In the second stage, all or a portion of the remaining interest in each airport group was sold through public offerings in the Mexican and international capital markets. Except for the Mexico City Airport Group, all of the other airport groups have completed both stages of the program.

As a result of the opening of Mexico’s airports to private investment, we and our subsidiaries are no longer subject to the Mexican regulations applicable to government wholly-owned companies. We believe that this provides us greater flexibility to develop and implement our business strategy and to respond to potential business opportunities.

Investment by AMP

In 1999, through a public auction held as part of the first stage of the private investment program, the Mexican government sold a 15% equity interest in us to AMP.

The following are AMP’s current shareholders:

•	Controladora Mexicana (“CMA”) owns 66.66% of AMP. Controladora Mexicana is a private company 50%-owned by Pal Aeropuertos, S.A. de C.V. and 50%-owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. Pal Aeropuertos, S.A. de C.V. is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo and Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Díez Barroso Azcárraga and her spouse, Carlos Laviada Ocejo. Mr. Sánchez, Mrs. Díez Barroso and Mr. Laviada are Mexican investors with substantial business interests in a variety of industries, including real estate. Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, which require our strategic shareholder to have, among other characteristics, an “operating” partner and a “Mexican” partner (each a “key partner”), Controladora Mexicana is one of AMP’s two key partners, acting as its designated “Mexican” partner.

•	Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns 33.33% of AMP. Aena Internacional is a wholly-owned subsidiary of Aena, S.A. (“Aena”), parent company of the Spanish economic group Grupo AENA. Aena is a Spanish state-owned company with 51% of its shares currently held by E.P.E. Enaire, a Spanish government corporation, and the remaining 49% currently traded on the Spanish stock exchange. Aena operates 46 airports and two heliports in Spain and is one of the largest airport operators in the world. Pursuant to the privatization guidelines described above, Aena Internacional is one of AMP’s two key partners, acting as its designated “operating” partner. In addition to its investment in AMP, Aena Internacional also owns 51.0% of London Luton Airport Holding III Limited, a British airport company that owns the airport company concessionaire of the London Luton Airport in the United Kingdom, as well as relevant stakes in two other airport concession companies in Latin America.

AMP paid the Mexican government a total of Ps.2.45 billion (nominal pesos, excluding interest) (U.S.$261 million based on the exchange rates in effect on the date of AMP’s bid) in exchange for:

•	all of our Series BB shares, representing 15% of our outstanding capital stock;

•	an option to subscribe for up to 5% of newly issued Series B shares (since expired without being exercised); and

•	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including AMP), a fifteen-year technical assistance agreement setting forth AMP’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the bidding process. These agreements are described in greater detail in Item 7.

The Technical Assistance Agreement with AMP

Under the technical assistance agreement, AMP provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its shareholders during the term of the agreement. AMP provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the Master Development Programs that we are required to submit to the SCT and the improvement of our airport operations. Our management believes that if we were not to receive the technical assistance provided via our agreement with AMP, this could adversely and significantly affect our results of operations.

Upon expiration, the agreement automatically renews for successive five-year terms unless one party provides notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may also terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. The technical assistance agreement with AMP was automatically renewed on August 25, 2014 for five additional years.

In 2015, the technical assistance fee amounted to Ps.234.9 million. Since January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$4.0 million, adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. CPI), or 5% of our annual consolidated income from operations from our Mexican airports (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

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

AMP’s Rights and Obligations under Our Bylaws

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). According to Mexican and U.S. independence standards, the members of our Audit Committee must be independent. Pursuant to our bylaws, AMP (as holder of our Series BB shares) also has the right to veto certain actions requiring approval by our shareholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective of modifying or annulling its right to appoint our top-level executive officers). In addition, shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the AMP shareholders’ meetings and ultimately at our shareholders’ meetings.

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

Global Offering and Establishment of ADR Facility with New York Stock Exchange Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera, S.N.C., Institución de Banca de Desarrollo (“NAFIN”), a Mexican government-owned development banking institution. In February 2006, we conducted an initial public offering to allow NAFIN to dispose of its 85% interest in us. Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the U.S. and elsewhere, and NAFIN ceased to be a shareholder. The net proceeds from the sale of shares were remitted entirely to the Mexican government. We received no proceeds from this offering. At the same time, we established an American Depositary Receipt facility with The Bank of New York Mellon (formerly The Bank of New York) and obtained approval to list our ADSs on the New York Stock Exchange. In addition, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and listed our Series B shares on the Mexican Stock Exchange.

Master Development Programs

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders is required to present a Master Development Program for approval by the SCT every five years. Each Master Development Program includes investment commitments for the regulated part of our Mexican airports business (including capital expenditures and improvements) for the succeeding five-year period. Once approved by the SCT, these commitments become binding obligations under the terms of our Mexican concessions.

On December 19, 2014, the SCT approved our Master Development Programs for each of our Mexican airports for the 2015 to 2019 period. This five-year program took effect on January 1, 2015 and will be in effect through December 31, 2019.

The table below sets forth our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our Mexican airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2013, 2014 and 2015, our investments allocated but unpaid totaled Ps.135.4 million, Ps.86.4 million and Ps.221.2 million, respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2013		2014		2015
	(thousands of pesos)
Guadalajara	Ps.	299,678	Ps.	248,496	Ps.	209,230
Tijuana		65,353		106,189		186,566
Los Cabos		81,399		111,345		158,105
Puerto Vallarta		41,153		38,679		108,518
Hermosillo		5,625		20,648		74,606
Guanajuato		24,607		11,448		58,406
La Paz		47,088		46,945		32,788
Mexicali		11,978		8,909		43,220
Aguascalientes		12,509		8,504		59,692
Morelia		11,873		1,726		134,979
Los Mochis		33,327		3,852		31,622
Manzanillo		44,584		6,508		28,689
Other		7,096		7,017		1,961

Total	Ps.	686,270	Ps.	620,266	Ps.	1,128,382

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2013		2014		2015
	(thousands of pesos)
Terminals	Ps.	302,113	Ps.	285,016	Ps.	476,369
Runways and aprons		261,064		256,537		232,924
Machinery and equipment		99,765		62,387		411,153
Other		23,328		16,326		7,936

Total	Ps.	686,270	Ps.	620,266	Ps.	1,128,382

During 2013, 2014 and 2015, 17.3%, 17.2% and 0.2%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded bank loans and long-term debt securities issued on the Mexican capital markets (Certificados Bursátiles de Largo Plazo). We expect to continue funding the most significant portion of our capital expenditures in the future with new debt issuances on the Mexican capital markets; however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures from 2013, 2014 and 2015 were allocated to the following types of investments at the majority of our Mexican airports:

•	Terminals. During 2015, we began terminal expansion construction in our Guadalajara airport and building improvement projects in our Los Cabos and Tijuana airports. These construction projects are expected to conclude by 2018. During 2014, we completed an expansion of the international departures area in our Guadalajara airport, including new boarding gates and expanded immigration areas, and the construction of the cross-border bridge in our Tijuana airport. During 2013, we completed an expansion of the landing areas of our Morelia, Guanajuato and La Paz airports, and expanded the departure areas of our Los Cabos airport.

•	Runways and aprons. During 2015, we completed the runway renovation in our Morelia airport and improved the runways and aprons in our Los Cabos and Tijuana airports. During 2014, we completed an expansion of the aircraft parking platforms in our Guadalajara, Hermosillo and Los Cabos airports, including 20 new aircraft parking positions at Guadalajara International Airport. During 2013, we completed a renovation of the runways at our Los Mochis and Manzanillo airports.

•	Machinery and equipment. During 2015, we invested in machinery and equipment, such as 17 fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, passenger walkways, air conditioning equipment, equipment for inspecting checked baggage and public information systems. During 2013 and 2014, we paid Ps.15.9 million and Ps.8.2 million, respectively, for upgrades to baggage screening equipment using funds placed in a trust for this purpose in 2009. For more information on equipment screening, see “Item 4, Information on the Company – Business Overview – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

•	Other. We installed sewage treatment plants and treated-water usage systems at several of our airports, improved our drainage systems, and installed underground electric wiring systems at several of our airports.

The following table sets forth our estimated committed investments for each airport for 2015 through 2019 under our Master Development Programs. These amounts are based on investment commitments approved by the SCT. Because the amounts expressed are in constant pesos as of December 31, 2012, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Program then in effect. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Mexican Airport (2015-2019)

	Year ended December 31,
	2015		2016		2017		2018		2019
	(thousands of constant pesos as of December 31, 2012)(1)
Guadalajara	Ps.	230,477	Ps.	645,884	Ps.	315,342	Ps.	136,365	Ps.	30,892
Tijuana		404,850		319,645		231,635		147,700		17,215
Los Cabos		183,833		186,421		235,653		252,845		176,369
Puerto Vallarta		104,725		162,204		69,700		13,477		10,456
Hermosillo		88,508		187,245		102,870		4,730		2,770
Guanajuato		65,333		101,453		60,484		40,160		2,270
La Paz		43,670		35,319		30,048		62,002		14,914
Mexicali		40,747		49,012		66,300		30,410		900
Aguascalientes		64,770		79,512		8,503		19,603		18,376
Morelia		124,974		41,557		11,899		18,355		19,450
Los Mochis		31,085		20,556		12,741		17,760		3,780
Manzanillo		29,261		13,761		12,509		15,930		9,400

Total	Ps.	1,412,233	Ps.	1,842,569	Ps.	1,157,684	Ps.	759,337	Ps.	306,792

(1)	Figures expressed in thousands of constant pesos as of December 31, 2012. These amounts are based on investment commitments approved by the SCT. Because the amounts are expressed in constant pesos as of December 31, 2012, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Program then in effect.

The following table sets forth our estimated committed investments for 2015 through 2019 by type of investment:

Estimated Committed Investments by Type (2015-2019)

	Year ended December 31,
	2015		2016		2017		2018		2019
	(thousands of constant pesos as of December 31, 2012)(1)
Terminals	Ps.	437,486	Ps.	631,606	Ps.	435,521	Ps.	293,360	Ps.	163,466
Runways and aprons		347,402		804,888		473,423		362,699		91,492
Machinery and equipment		490,060		161,425		71,854		50,777		28,060
Other		137,284		244,650		176,886		52,501		23,774

Total	Ps.	1,412,233	Ps.	1,842,569	Ps.	1,157,684	Ps.	759,337	Ps.	306,792

(1)	Figures expressed in thousands of constant pesos as of December 31, 2012. These amounts are based on investment commitments approved by the SCT. Because the amounts are expressed in constant pesos as of December 31, 2012, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Program then in effect.

Differences between estimated committed investments and historical capital expenditures sometimes exist due primarily to: (i) the difference between capital expenditures made but unpaid during the prior year and investments made but unpaid during the current year; (ii) adjustments for inflation; and (iii) investments deferred into the first three months following the corresponding fiscal year, among other factors.

We expect to fund the most significant portion of our capital investments through issuances of long-term debt securities on the Mexican capital markets. On February 20, 2015, we made our debut issuance of long-term debt securities on the Mexican market for a total of Ps.2.6 billion. The proceeds from the issuance were used to repay in full our outstanding bank debt in the amount of Ps.1.7 billion and to finance capital investments set forth in the Master Development Program for 2015. On January 29, 2016, we conducted the first reopening of the long-term debt securities, issuing a total principal amount of Ps.1.1 billion, which was allocated to financing capital investments set forth in the Master Development Program for 2016. We expect the remainder of our Master Development Program for the 2015-2019 period will also be financed primarily through cash from our operations and through the debt market in Mexico, subject to market conditions.

We allocated a majority of our investments for the 2010–2014 period to expanding and remodeling our four largest airports: the Guadalajara, Puerto Vallarta, Tijuana and Los Cabos international airports. For the 2015-2019 period, the allocation will be mainly to six airports: Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato, representing 82.3% of the total amounts allocated under our Master Development Program.

Acquisition of DCA

On April 20, 2015, we completed a transaction with Abertis for the acquisition of 100% of the shares of DCA. The acquisition was the result of a private and confidential bidding process among various participants, leading to an agreement with Abertis for the transfer of DCA to us for a total of U.S.$192.0 million, 95% of which was financed through short-term bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

DCA has a 74.5% stake in MBJA, the entity that operates the Montego Bay airport, and a 14.77% stake in SCL, which was the operator of the international airport terminal in Santiago de Chile until September 30, 2015. Vantage Airport Group Limited (“Vantage”), a Canadian joint venture between Citi Infrastructure Investors and the airport authority that operates Vancouver International Airport, owns the remaining 25.5% stake in MBJA. MBJA holds the concession to operate, maintain and utilize Montego Bay International Airport for a period of 30 years beginning April 12, 2003. The Montego Bay airport is Jamaica’s main airport, located in the city of Montego Bay, in the center of the tourist corridor between Negril and Ocho Rios. See “Item 5, Operating and Financial Review and Prospects – Overview – Recent Developments – Acquisition of DCA.”

On April 3, 2003, MBJA entered into a concession agreement with the AAJ pursuant to which the AAJ granted MBJA the right and obligation to rehabilitate, develop, operate and maintain Montego Bay International Airport for 30 years from April 12, 2003. MBJA, as the approved airport operator, is thereby permitted to undertake the functions of the AAJ with respect to the Montego Bay airport and required to provide the airport services set out therein at the Montego Bay airport. The concession agreement is governed by Jamaican law and MBJA cannot assign its rights or obligations under the agreement except with the prior written consent of the AAJ. Under the terms of the concession agreement, MBJA also has certain other obligations to make capital investments. See “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession.”

MBJA made capital investments of U.S.$0.7 million in 2015. These capital investments have been earmarked for the expansion of terminals, aprons and equipment at the Montego Bay airport. Estimated committed investments in the current Capital Development Program from April 2015 through March 2020 are U.S.$38.0 million. These investment commitments are expected to be funded by cash flows from operations, however, MBJA may seek financing, subject to AAJ approval, if favorable terms are available. See “Item 5, Operating and Financial Review and Prospects – Overview – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate twelve international airports in Mexico and one international airport in Jamaica.

Mexican Operations

Our twelve Mexican airports serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations (Puerto Vallarta, Los Cabos, La Paz and Manzanillo), and a number of mid-sized cities (Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis). Our Mexican airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 28.2 million according to the 2010 national census data from INEGI. All of our Mexican airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Our Mexican airports handled approximately 23.2 million, 24.7 million and 27.6 million terminal passengers in 2013, 2014 and 2015, respectively, which we believe places us among the largest private airport operators in the Americas. As of December 31, 2015, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the SCT. According to the SCT’s figures, our commercial aviation passenger traffic accounted for approximately 24.7%, 24.3% and 23.9% of all arriving and departing commercial aviation passengers in Mexico in 2013, 2014 and 2015, respectively. In 2015, we recorded total revenues of Ps.7.11 billion, of which Ps.6.37 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps.838.6 million corresponds to the improvements to concession assets, and we recorded net income of Ps.2.4 billion.

Our Mexican airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2015, ranked as the second busiest international route in Mexico by total number of passengers according to the Mexican Directorate General of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2015, according to the Mexican Directorate General of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and sixth, respectively, among the busiest domestic routes in Mexico in 2015, according to the Mexican Directorate General of Civil Aviation.

Mexico and the United States are party to a bilateral aviation agreement that was last amended on December 18, 2015. This amendment, which remains to be ratified by the Mexican Congress, provides for an increase in airlines servicing existing routes between these nations, as well as the addition of new routes and an increase in the frequency of flights on existing routes. The agreement also grants Mexican airlines the ability to further penetrate international markets. We believe that our business has benefited from and will continue to benefit from amendments to the bilateral aviation agreement.

Principal Mexican Airports by Passenger Traffic (2015)

Airport	Commercial Aviation Passengers(1)
(thousands)
Mexico City	38,430.5
Cancun	19,596.5
Guadalajara*	9,758.5
Monterrey	8,461.9
Tijuana*	4,853.8
Los Cabos*	3,523.0
Puerto Vallarta*	3,517.8
Merida	1,663.6
Guanajuato*	1,472.8
Culiacan	1,432.3

Source: SCT and Company data.

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved further south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2015, our Guadalajara and Tijuana airports were Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic, according to the SCT. In 2013, 2014 and 2015, our Guadalajara and Tijuana airports together represented approximately 53.6%, 53.1% and 53.1% of our Mexican airports’ terminal passenger traffic and 45.5%, 46.7% and 48.3% of our Mexican airports’ total revenues (in 2013, 2014 and 2015, they represented 49.7%, 49.2% and 48.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top fifteen countries worldwide in terms of foreign visitors, with 29.3 million international tourists in 2014, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean

(where several of our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts. Four of our Mexican airports, the Los Cabos, Puerto Vallarta, La Paz and Manzanillo airports, serve popular Mexican tourist destinations. Of these tourist destinations, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos constituting Mexico’s second most popular international tourist destination and Puerto Vallarta the third, in terms of visitors in 2015, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). Los Cabos and Puerto Vallarta attracted approximately 3.7 million and 3.6 million terminal passengers, respectively, in 2015. In 2013, 2014 and 2015, our Los Cabos and Puerto Vallarta airports together represented 26.1%, 25.9% and 26.2% of our Mexican airports’ terminal passengers and 30.0%, 30.2% and 31.3% of our Mexican airports’ total revenues (32.7%, 31.9% and 33.0% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals, where specialized, full service operations are offered to general aviation aircraft, including refueling, cleaning and catering.

The remaining six Mexican airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2013, 2014 and 2015, these six airports serving mid-sized cities accounted for approximately 16.8%, 17.4% and 17.5% of our Mexican airports’ terminal passenger traffic and 13.3%, 14.8% and 17.4% of our Mexican airports’ total revenues (14.5%, 15.6% and 15.9% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Of these six airports, Guanajuato has the greatest passenger traffic volume. In 2013, 2014 and 2015, Guanajuato accounted for approximately 4.3%, 4.9% and 5.4% of our Mexican airports’ terminal passenger traffic and 4.0%, 4.8% and 5.3% of our Mexican airports’ total revenues (4.3%, 5.0% and 5.5% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican Operations

Montego Bay International Airport is a full-service international passenger airport, with additional FBO and cargo operations driven by agricultural exports from the island, serving as the primary gateway for international air travel to Jamaica, a major international tourist destination and growing tourism market. In 2015, it was the third busiest airport in the Caribbean region (excluding Cuba) in terms of commercial aviation passenger traffic, according to Airports Council International. Located in the town of Montego Bay, which is in the geographical center of the tourist corridor between the coastal resort areas of Negril and Ocho Rios where 90.3% of the island’s hotel capacity is located, according to the Jamaican Tourist Board, the Montego Bay airport facilitates the transit of more than 71% of the tourists arriving on the island. In 2015, 3.7 million passengers travelled through the Montego Bay airport, a 4.4% increase over the previous year, of which 99.7% were international passengers. Of the total passengers in 2015, 67.0% came from the United States, 18.6% came from Canada and 12.3% came from Europe.

In the period from April 1, 2015 (when we began to consolidate MBJA’s financial and operating information) to December 31, 2015, the Montego Bay airport served 2.7 million terminal passengers. During that period, MBJA’s total revenues amounted to Ps.995.7 million, of which Ps.731.6 million were from aeronautical revenues and Ps.264.1 were from non-aeronautical revenues.

Our Sources of Revenues

All revenue amounts in this “Business Overview” section for 2013, 2014 and 2015 include revenues from improvements to concession assets; however, in some cases we include discussion surrounding only aeronautical and non-aeronautical revenues or the sum of both. See the introduction to Item 3, “Selected Financial Data,” for a discussion of the reasons for using aeronautical and non-aeronautical revenues for certain comparisons. We specifically state when either aeronautical or non-aeronautical revenues are being used. Because aeronautical and non-aeronautical revenues are derived from our business operations, we believe these figures may in some cases be more useful to you because those revenues stem from the key drivers of our business: passenger traffic and our maximum rates.

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2013, 2014 and 2015, aeronautical services revenues represented approximately 69.2%, 70.8% and 66.8%, respectively, of our total revenues (in 2013, 2014 and 2015, aeronautical services represented 75.5%, 74.6% and 74.6%, respectively, of the sum of aeronautical and non-aeronautical revenues). Our aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

In Mexico, all of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. See “– Regulatory Framework – Mexican Aeronautical Services Regulation.” In Jamaica, MBJA’s revenues from passenger charges, aircraft landing and parking charges, airport security charges and passenger walkway charges are regulated by the JCAA, revenues from car parking charges are set by the MTW and revenues from leasing of space to airlines, complementary services, cargo handling and ground transportation are unregulated. See “– Regulatory Framework – Jamaican Aeronautical Services Regulation.”

Passenger Charges

Passenger Charges in Mexico

In Mexico, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transit and transfer passengers, if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport). We do not collect passenger charges from arriving passengers. Passenger charges are included in the cost of a passenger’s ticket, and MBJA issues invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

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

During 2009, we renegotiated our passenger charges collection agreements with all of our airline customers. Under the new agreements, airlines requesting payment period extensions are obligated to: (i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, it must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than seven days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2013, 2014 and 2015, under the new agreements, we received payments within an average period of 56, 60 and 43 days, respectively.

Passenger charges vary at each of our Mexican airports and depending on whether the destination is national or international. International passenger charges are currently U.S. dollar-denominated, but are invoiced and collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

At our Mexican airports in 2013, 2014 and 2015, passenger charges represented approximately 85.0% (domestic passenger charges represented 47.2% and international passenger charges represented 37.8%), 85.9% (domestic passenger charges represented 46.4% and international passenger charges represented 39.4%) and 86.7% (domestic passenger charges represented 44.3% and international passenger charges represented 42.4%), respectively, of our aeronautical services revenues and approximately 58.8% (domestic passenger charges represented 32.6% and international passenger charges represented 26.2%), 60.8% (domestic passenger charges represented 32.9% and international passenger charges represented 27.9%) and 57.2% (domestic passenger charges represented 29.2% and international passenger charges represented 28.0%), respectively, of our total revenues. In 2013, 2014 and 2015, passenger charges represented 64.2% (domestic passenger charges represented 35.6% and international passenger charges represented 28.6%), 64.1% (domestic passenger charges represented 34.6% and international passenger charges represented 29.4%) and 64.8% (domestic passenger charges represented 33.1% and international passenger charges represented 31.7%), respectively, of the sum of aeronautical and non-aeronautical revenues.

Between November 2015 and January 2016, we published new rates for passenger charges and other specific tariffs, which did not change materially compared to 2014.

Passenger Charges in Jamaica

MBJA collects a passenger charge for each departing passenger on an aircraft (other than infants and transit and transfer passengers). MBJA does not collect passenger charges from arriving passengers. Passenger charges are included in the cost of a passenger’s ticket, and MBJA issues invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight. Passenger charges are invoiced in U.S. dollars for all airlines. There is no formal contract with the airlines for the collection of ticketed fees nor do the airlines charge collection fees. In the period from April 1 to December 31, 2015, passenger charges represented 57.0% of MBJA’s aeronautical revenues and 41.9% of MBJA’s total revenues.

Aircraft Landing Charges

Aircraft Landing Charges in Mexico

In Mexico, we collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2013, 2014 and 2015, aircraft landing charges represented approximately 4.9%, 4.6% and 4.6%, respectively, of our Mexican airports’ aeronautical revenues and 3.4%, 3.2% and 3.0%, respectively, of our Mexican airports’ total revenues (in 2013, 2014 and 2015, aircraft landing charges represented 3.7%, 3.4% and 3.4%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

In Jamaica, MBJA collects landing charges from aircraft operators in respect of landing at the airport. These landing charges are included in the list of charges regulated by the JCAA. Landing charges are paid by each aircraft operator based on each landing aircraft’s maximum takeoff weight and the origin, destination and purpose of the flight. In the period from April 1 to December 31, 2015, aircraft landing charges represented 9.7% of MBJA’s aeronautical revenues and 7.1% of MBJA’s total revenues.

Aircraft Parking Charges

Aircraft Parking Charges in Mexico

In Mexico, we collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We collect aircraft parking charges for aircraft that are loading and unloading passengers or cargo as well as for long-term aircraft parking that does not involve the loading or unloading of passengers or cargo. Aircraft parking charges that involve loading and unloading passengers or cargo vary based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client, while charges for long-term parking vary based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons. During 2013, 2014 and 2015, these charges represented 4.4%, 4.2% and 3.6%, respectively, of our Mexican airports’ aeronautical revenues and 3.1%, 3.0% and 2.4%, respectively, of our Mexican airports’ total revenues (in 2013, 2014 and 2015, aircraft parking charges represented 3.3%, 3.1% and 2.7%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Parking Charges in Jamaica

In Jamaica, MBJA collects parking charges from aircraft operators in respect of any aircraft remaining on the ground at the airport for a period of five hours or more. Parking charges are calculated on the basis of 24-hour intervals so that any ground stops amounting to five hours or more for the first 24-hour interval may be rounded up to one day. Parking charges are based on aircraft maximum takeoff weights and whether the aircraft is used for commercial, visiting non-commercial or domestic activity. In the period from April 1 to December 31, 2015, aircraft parking charges represented 0.1% of MBJA’s aeronautical revenues and 0.1% of MBJA’s total revenues.

Airport Security Charges

Airport Security Charges in Mexico

In Mexico, we also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (other than diplomats, infants and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly. In 2013, 2014 and 2015, these charges represented approximately 1.4%, 1.3% and 1.3%, respectively, of our Mexican airports’ aeronautical services revenues and approximately 0.9% of our Mexican airports’ total revenues in 2013, and 2014, and 0.8% in 2015). In 2013, 2014 and 2015 security charges represented 1.0%, 1.0% and 0.9% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

The Mexican Directorate General of Civil Aviation, Mexico’s civil aviation authority, and the Ministry of Public Security (Secretaría de Seguridad Pública) issue guidelines for airport security in

Mexico. In response to the September 11, 2001 terrorist attacks in the United States, we took additional steps to increase security at our airports. At the request of the U.S. Federal Aviation Authority, the Mexican civil aviation authority issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were implemented immediately and for an indefinite period of time.

Additional regulations were issued by the Mexican Directorate General of Civil Aviation in 2011 established rules and procedures for the inspection of carry-on baggage. To fulfill these requirements, we improved our security by providing new training and operating procedures, adding new equipment and security personnel, most of them from third-party providers, in addition to increasing our coordination with other airports and airlines. However, as security is a primary concern in our industry, the possibility of new threats may require frequent updates to the security measures at our airports.

Airport Security Charges in Jamaica

In Jamaica, MBJA collects a security charge from each airline based on the number of its departing terminal passengers (other than infants and transit and transfer passengers) for use of the Montego Bay airport’s x-ray equipment, metal detectors, security personnel services and other related security equipment. These security charges are included in the list of charges regulated by the JCAA. Security charges are billed at a flat rate for all categories of passengers. In the period from April 1 to December 31, 2015, airport security charges represented 7.4% of MBJA’s aeronautical revenues and 5.5% of MBJA’s total revenues.

Passenger Walkway Charges

Passenger Walkway Charges in Mexico

In Mexico, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via mini-buses and other vehicles. Charges for use of passenger walkways are based on each unit or service rendered, which are limited to a period of 30 minutes each, but charges for the transportation of customers between terminals and aircraft via mini-buses and other vehicles are determined based on the number of trips taken between the terminal and the aircraft.

Passenger walkways are only available at our Guadalajara, Tijuana, Los Cabos, Puerto Vallarta and Guanajuato airports. Beginning in November 2012, we transferred the operation of our passenger walkways and our airbuses, which had previously been provided by us, to an independent third party, which also maintains relationships with the airlines for their use of this equipment. Therefore, as of November 2012, we receive only recovery of cost revenues associated with the energy usage of the walkways and a per-unit fee for the use of the walkways. In 2013, the first full year in which we received this recovery of costs, passenger walkway revenues equaled Ps.2.8 million, or 0.1% of our Mexican airports’ total revenues (0.1% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2014, passenger walkway revenues equaled Ps.2.9 million, or 0.1% of our Mexican airports’ total revenues (0.1% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2015, passenger walkway revenues equaled Ps.2.7 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger Walkway Charges in Jamaica

In Jamaica, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway or loading bridge, which are included in the list of charges regulated by the JCAA. Each airline is billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter. In the period from April 1 to December 31, 2015, passenger walkway charges represented 2.5% of MBJA’s aeronautical revenues and 1.8% of MBJA’s total revenues.

Leasing of Space to Airlines

Leasing of Space to Airlines in Mexico

In addition, we receive regulated revenues from leasing space in our Mexican airports to airlines as needed for their operations, such as the leasing of ticket counters, monitors and back offices. In 2013, 2014 and 2015, leasing of space to airlines represented approximately 2.7%, 2.4% and 2.1%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.8%, 1.7% and 1.4%, respectively, of our Mexican airports’ total revenues (in 2013, 2014 and 2015, revenues from leasing of space to airlines represented 2.0%, 1.8% and 1.5%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Leasing of Space to Airlines in Jamaica

MBJA receives revenues from leasing land and space, such as back offices and ticket offices, storage, vehicle and aircraft maintenance areas and ground handling equipment spaces. Land and space leasing is not considered a regulated activity by the JCAA.

Complementary Services

Complementary Services in Mexico

At each of our Mexican airports, we earn revenues from charging access and other fees to third-party providers of baggage handling services, catering services, aircraft maintenance and repair services and fuel services. These fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of its total revenues. In 2013, 2014 and 2015, revenues from complementary service fees represented approximately 1.6%, 1.5% and 1.7%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.1% of our Mexican airports’ total revenues in each of the three years (in 2013, 2014 and 2015, revenues from complementary service fees represented 1.2%, 1.1% and 1.3%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

We currently maintain contracts with 32 companies that provide the majority of these complementary services at our twelve Mexican airports.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there are no third parties providing such services. For example, Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group) and AGN Aviation Services, S.A. de C.V. currently provide the majority of the baggage handling services at our Mexican airports. If the third parties currently providing these services ceased to do so, we would be required to provide these services or find other third parties to provide such services.

The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares), or “ASA,” a corporation owned by the federal government, maintains an exclusive contract to sell fuel at all of our Mexican airports, and we charge the agency a nominal access fee. ASA, in turn, is required to purchase all of its fuel from Petróleos Mexicanos (“Pemex”), a decentralized public entity of the Mexican federal government. In the event that the Mexican government privatizes fuel supply activities in the future, the terms of our Mexican concessions provide that it will do so through a competitive bidding process.

Complementary Services in Jamaica

In Jamaica, MBJA earns revenues from charging access and other fees to third-party providers of refueling, inflight catering, ground handling and FBO services. In the period from April 1 to December 31, 2015, revenues from complementary service fees represented 23.3% of MBJA’s aeronautical revenues and 17.1% of MBJA’s total revenues. Refueling services are provided by a consortium of three companies: Total, GB Energy and Jamaica Aircraft Refueling Services. This consortium leases an aviation fuel storage facility from MBJA and each operator pays MBJA a fuel concession fee based on the number of gallons of fuel sold through the airport’s fueling system. In-flight catering is provided by Goddard Catering through an exclusive contract inherited from the AAJ. The three ground handling services companies operating at the Montego Bay airport, AJAS, Jamaica Dispatch and Eulen America, levy charges per aircraft and cargo handled and per ramp vehicle permit. IAM JetCentre is the licensed operator for provision of FBO services at the Montego Bay airport. MBJA is not required by law to provide complementary services, even if a third party is not providing such services at the Montego Bay airport.

Cargo Handling

Cargo Handling in Mexico

In 2015, our twelve Mexican airports handled approximately 178.4 thousand metric tons of cargo. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 76.4% of the cargo handled by our twelve Mexican airports in 2015, compared to 78.1% and 77.8% of the cargo handled by our twelve Mexican airports in 2013 and 2014, respectively. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

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

Revenues from cargo handling in our airports historically have represented a negligible portion of our total revenues, but we believe that Mexico has significant potential for growth in the volume of cargo transported by air. A substantial portion of cargo originating in the United States and destined for Latin America is currently handled in the Miami and Los Angeles international airports, and we believe that a portion of this cargo could instead be routed more efficiently through our Guadalajara airport or our Tijuana airport.

Cargo Handling in Jamaica

In the period from April 1 to December 31, 2015, the Montego Bay airport handled approximately 4.8 thousand metric tons of cargo. The majority of cargo to the Montego Bay airport is belly cargo, or cargo carried on passenger aircraft; there are only two dedicated cargo carriers at the Montego Bay airport, both of which use small aircraft. There are no significant revenues from cargo handling at the Montego Bay airport.

Ground Transportation

Permanent Ground Transportation in Mexico

In Mexico, we receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airports’ premises. Our revenues from providers of ground transportation services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis and buses, are subject to price regulation. In 2016, we expect to increase these revenues by approximately 5% through improvements in quality of service.

Ground Transportation in Jamaica

In Jamaica, MBJA receives revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on the Montego Bay airport’s premises. Ground transportation operators pay monthly fees for each vehicle operated on the airport’s premises and for any commercial space used in the airport. Ground transportation access fees charged to taxis and buses are not regulated and are set by MBJA; in the period from April 1 to December 31, 2015, such access fees represented 0.6% of MBJA’s total revenues.

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services has increased in recent years from approximately 24.5% in 2013 to approximately 25.4% in 2014 and 2015. We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside and outside our terminals and develop new commercial strategies. The expansion of businesses operated directly by us will continue, including conversion from static to digital signage for advertising and opening of more VIP lounges and convenience stores in our airports. Our revenues from non-aeronautical services are principally derived from commercial activities.

None of our revenues from non-aeronautical services are regulated under the Mexican price regulation system. In Jamaica, all of MBJA’s revenues from non-aeronautical services are unregulated except for revenues from car parking facilities.

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

We currently have the following types of commercial activities in each of our airports:

•	Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. Examples of these first class/VIP lounges operated by third parties include the Banamex Salon Beyond in our Guadalajara airport and Aeroméxico’s Club Premier in our Guadalajara and Tijuana airports, in addition to Aeromar’s Club Diamante in our Manzanillo airport.

•	Retail stores. In recent years, we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Guanajuato, Tijuana, Manzanillo, Morelia, La Paz and Montego Bay airports. We will continue developing more specialized retail space in order to attract more customers.

•	Food and beverage services. In recent years, we have completed “clean up” projects with respect to our restaurant and bar leases, allowing us to introduce several providers with more brand recognition likely to increase consumer traffic in our commercial areas. Examples of these leases include a new food court in Guadalajara international departures gates, with brands such as Johnny Rockets and California Pizza Kitchen.

•	Car rentals. We will continue remodeling the areas used by car rental agencies to which we lease space at our airports and have sought to bring in a greater percentage of internationally known name-brand car rental providers.

•	Timeshare marketing and sales. We receive revenues from timeshare developers to whom we rent space in our Mexican airports for the purpose of marketing and sales of timeshare units.

•	Duty-free stores. We currently have duty-free stores at four of our twelve Mexican airports, located at Los Cabos, Puerto Vallarta, Guanajuato and Guadalajara and at our Montego Bay airport, where we have a greater number of international passengers. All of the duty-free stores located in our airports are now operated on leases under which rent is structured primarily as a royalty based on tenants’ revenues, subject to minimum fixed amounts related to square footage. During 2015, two of the most important duty-free stores in our Los Cabos and Puerto Vallarta airports were remodeled to better serve passengers. The Montego Bay airport is served by an international operator, Dufry, and by three local operators. Because the duty-free stores are located at the entrance to the airport’s commercial area, our strategy with regards to the duty-free stores is to optimize passengers’ ability to quickly and easily find desired products and complete their purchase with a high level of service that encourages passengers to shop more following their traverse through the duty-free shops.

•	Communications. We have consolidated all of the telephone and internet service at our Mexican airports with one provider. In Jamaica, two communication companies, Digicel and Flow, provide cellular and fixed line telephone services at our Montego Bay airport. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers. All of our airports offer wireless internet service.

•	Financial services. In recent years, we have expanded and modernized the spaces we lease to financial services providers, such as currency exchange bureaus, and have additionally improved our contracts with several of the financial services providers at our airports to reflect a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•	Ground transportation. Under applicable Mexican law, our revenues from providers of ground transportation services deemed “non-permanent,” such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities.

We currently operate the following businesses directly:

•

Parking facilities. We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at Guadalajara International Airport and Tijuana International Airport, which together represented 70.7% of our total revenues from car parking services in 2015, and represented 26.1% of our non-aeronautical revenues from those airports. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, in Mexico, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking at certain airports. In Jamaica, car parking facility fees are set by the MTW, however, MBJA has lobbied and continues to press the Jamaican Government to allow car parking fees to be freely set at commercial rates.

•	Advertising. Since May 2011, we have been directly operating the advertising at all of our Mexican airports. Increased domestic and international traffic in our Mexican airports makes third-party investment in advertising media more attractive. In 2015, major factors in increased traffic included the development of new tourist resorts near our Puerto Vallarta airport and the opening of General Motors and Mazda assembly plants near our Guanajuato airport. Alongside our development of new commercial areas in our Guadalajara, Puerto Vallarta, La Paz and Aguascalientes airports in 2015, we optimized existing advertising spaces to achieve higher revenue per square meter. Our revenues from advertising have increased 21.5% from 2014 to 2015.

We estimate that this income will continue to increase due to advertisers’ preference for direct rental of advertising space in our airports and due to our new strategic focus on revenue optimization in existing advertising areas. In 2015, we installed new high-tech media advertising spaces in our Guadalajara and Tijuana airports, which brought us new brands and has increased the advertising income on those airports. Our Los Cabos airport is operating close to 100% of its capacity, and tourism is growing; we expect this to be reflected in increased advertising spending at this airport. In December 2015, the cross border bridge opened at our Tijuana airport, where we expect to install new advertising media to attract new brands and increase advertising spending.

In Jamaica, MBJA has recently renewed the contract for the advertising concession at the Montego Bay airport, which will continue to be directly operated by a third-party concessionaire, Clear Channel Airports.

•	VIP Lounges. We began operating our first VIP Lounge at Los Cabos airport’s Terminal 1 in 2011. By the end of 2015, we operated seven lounges in six Mexican airports: two in our Guadalajara airport (including both domestic and international lounges), and one in each of our Puerto Vallarta, Hermosillo, Tijuana, Los Cabos and Aguascalientes airports. In 2015, over 260 thousand users were hosted in the VIP lounges in our Mexican airports, an increase of 43.1% from 2014. In 2016, we will open five new lounges: two in each of our Puerto Vallarta and Los Cabos airports and one in our Guanajuato airport. In Jamaica, a third party operates the sole common use lounge in the arrivals and departures areas, and there are five lounges operated by hotels in the arrivals area.

•	Convenience stores. In April 2012, we began our own operation of a convenience store at the Aguascalientes airport, in which we sell magazines, soft drinks, candy and groceries, among other items, directly to our passengers. Subsequently, during the last quarter of 2012, we opened another two stores in Terminal 2 of the Los Cabos airport, one in the departures area and one in the check-in counters area. Due to strong performance at the Aguascalientes airport, we opened a second store in the departures area in October 2013 and during 2014, we added nine new stores in five airports: three in Puerto Vallarta, two in Los Cabos, two in Guanajuato, one in Hermosillo and one in La Paz. In 2015, we expanded our convenience store chain with the addition of five new stores in two airports: four in Guadalajara and one more in Hermosillo.

In 2016, we plan to expand this business line with eight additional stores: two in each of the Mexicali, Morelia and Manzanillo airports and one in each of the La Paz and Los Cabos airports.

Domestic Passengers in Mexico

Domestic passengers represented approximately 65.4% of our Mexican terminal passenger traffic in 2015. In addition, we estimate that a significant minority of our international passengers in Mexico are lower-income Mexicans traveling to or from the United States. Based on surveys and studies conducted during 2012 and 2013 at Guadalajara International Airport to better understand the consumption habits of our passengers, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers. However, in order to increase the consumer spending of this demographic, we have been increasing the brand recognition of commercial spaces and the products they offer, which, based on the surveys and studies we have conducted, we believe is likely to contribute to increased consumption among our domestic passengers and our Mexican international passengers. Partly as a result of the implementation of these strategies, consumer spending per passenger in our Mexican airports increased by 6.6% during 2015 as compared to 2014.

Recovery of Costs from Checked Baggage Screening at our Mexican Airports

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment signals the potential presence of prohibited items.

The operation of this screening equipment is the responsibility of our airline customers under the Mexican Airport Law. Because the Mexican Airport Law expressly provides that airlines bear the responsibility for checked baggage screening, if an airline wants us to operate the baggage screening system for them, they must enter into a contract with us that allows us to recover the cost of operating the equipment. However, because of uncertainty over the policy letter’s implementation, the new screening process had been initially delayed. Although, as stated, the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. Since the issuance of the policy letter, the Mexican Directorate General of Civil Aviation has been expected to issue implementing regulations. On November 23, 2012, the Mexican civil aviation authority published a recommendation (circular obligatoria) on the SCT website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain non-binding recommendations regarding issues of responsibility that had been raised by the policy letter. These non-binding recommendations have no legal effect unless incorporated into a valid contract.

We have operated checked baggage screening equipment in our ten busiest Mexican airports since 2011; only flights departing from the Los Mochis airport continue to rely on manual inspection. At the end of 2015, approximately 96.9% of the passengers travelling through our Mexican airports were using the checked baggage system. During the first quarter of 2016, we integrated the Aguascalientes airport into the baggage screening system, which increased the percentage of baggage inspected with automated systems to 99.3%. As of December 31, 2015, we had agreements to operate baggage screening systems with all airlines operating at our Mexican airports. Under these agreements, we negotiated certain recovery tariffs per year and these airlines agreed to hold harmless and indemnify us against certain types of liability that might arise in connection with the operation of the baggage screening system, in accordance with the provisions of the Mexican Airport Law.

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

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do, which approximately ranges from 20% to 30% of total revenues. In 2015, revenues from non-aeronautical services in our airports accounted for 22.8% of our total revenues. Revenues from non-aeronautical services in our airports represent 25.4% of the sum of aeronautical and non-aeronautical revenues of our airports. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities in our airports by:

•	Redesigning and expanding the space available in our airport terminals allocated to commercial activities

In order to increase our revenues from commercial activities, we have focused on expanding and redesigning the layout of certain terminals in our Mexican airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports, increasing their exposure to the commercial areas of our airports. In October 2013, we added 576 square meters of commercial areas to Terminal 2 at our Los Cabos airport. This new commercial space began operations on December 12, 2013. In the last quarter of 2013, we built a passenger walkway through the duty-free store at this airport, leading passengers through the store on their way to the boarding gates. In December 2013, we added 152 square meters of commercial areas to Terminal 1 at our Guadalajara airport. In January 2014, this commercial space in the arrivals zone began operations with a currency exchange service, and in the last quarter of 2014 we added a relocated and remodeled duty-free store. At the end of 2014, we added another 280 square meters of commercial areas to Terminal 1 at our Guadalajara airport’s international boarding gates, where we also built a new food court, more retail stores and increased the square meters of two of the biggest restaurants in this airport in 2015.

In Jamaica, MBJA remodeled the commercial areas at the Montego Bay airport in 2014, adding 1,000 square meters of commercial areas, with the main goal of redesigning and expanding the four duty-free stores representing the most important commercial activity at the airport. Because the duty-free stores are located at the entrance to the airport’s commercial area, our strategy with regards to the duty-free stores in Jamaica is to optimize passengers’ ability to quickly and easily find desired products and complete their purchase with a high level of service that encourages passengers to shop more following their traverse through the duty-free shops.

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

Prior to 1999, our predecessor entered into several contracts with third-party operators to develop new spaces and modernize existing spaces at our twelve Mexican airports. Under these leases, the third-party operators managed the airports’ commercial areas and received all revenues from the operations in those areas.

We acquired our Mexican concessions from our predecessor subject to these long-term lease obligations and sought to recover rights leased to the third-party operators. In prior years, by compensating leaseholders for early termination of their leases, we recovered several significant retail leases and all car parking leases in our Mexican airports.

In the last quarter of 2013, the lease agreements of seven convenience stores at the Hermosillo, Puerto Vallarta, Los Cabos and Guanajuato airports expired. Upon the expiration of the leases, we successfully took possession of the spaces from these tenants, after which we have either managed the businesses directly or repurposed the spaces in the context of further terminal expansion.

Following this process, in 2014 the only remaining material commercial activity at our airports subject to a third-party lease under which we received only nominal revenue was the hotel at Guadalajara International Airport. A third party, Coco Club Hoteles y Morandas de México, S.A. de C.V. (“Coco Club”), had been granted the right to operate the hotel at our Guadalajara airport, subject to its satisfaction of certain specific conditions at below-market rents. Because we did not believe that Coco Club satisfied all such conditions, we did not renew the lease and initiated legal proceedings against Coco Club to regain possession of the hotel. After Coco Club’s appeal from a decision ordering the return of the hotel to us, on October 29, 2014, we received a final court order for eviction and took possession of the hotel. On October 29, 2015, we began the demolition of the building. We have contracted with consultants to review possible projects, and plan to build a hotel, offices and commercial areas on this site.

Recognition of Revenues from Improvements to Concession Assets

IFRIC 12 requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform as established by the Master Development Programs at our Mexican airports and the Capital Development Program at the Montego Bay airport. Revenues represent the value of the exchange between ourselves and the respective governments with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs and the Capital Development Program, and in exchange, the governments grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs and the Capital Development Program should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs and the Capital Development Program are included in the maximum tariffs and regulated charges that we charge our customers. Therefore we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs and the Capital Development Program. Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues.

Marketing Activities

We focus our marketing activities, with respect to aeronautical services, on participation in business conferences organized by public organizations, such as the International Air Transport Association, and private organizations, such as the annual “Routes Americas” and “World Routes” conferences organized by United Business Media. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. To lease properties and obtain related non-aeronautical services revenues, we principally rely on advertising through traditional local distribution channels, including newspapers.

Our Mexican Airports

In 2015, our Mexican airports served a total of approximately 27.6 million terminal passengers. In 2015, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 53.1% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, together accounted for approximately 26.2% of our Mexican airports’ total terminal passenger traffic in 2015. Guanajuato International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.4% of our Mexican airports’ total terminal passenger traffic in 2015.

All of our Mexican airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2013	2014	2015
	(thousands of pesos)
Guadalajara	Ps. 1,696,508	Ps. 1,858,510	Ps. 2,138,793
Los Cabos	939,553	931,348	1,124,125
Puerto Vallarta	626,929	745,601	944,685
Tijuana	682,722	733,603	892,647
Guanajuato	203,818	262,829	346,416
Hermosillo	213,970	228,702	258,954
La Paz	109,652	127,858	135,649
Aguascalientes	81,421	101,588	125,112
Morelia	84,948	104,403	106,275
Mexicali	77,832	87,310	105,827
Los Mochis	32,181	38,115	51,921
Manzanillo	37,574	44,411	42,166

Total	Ps. 4,787,108	Ps. 5,264,278	Ps. 6,272,567

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2013			2014			2015
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total Passengers:
Guadalajara	8,148,485	30,195	8,178,680	8,733,467	17,689	8,751,156	9,790,835	23,675	9,814,510
Tijuana	4,269,524	54,855	4,324,379	4,387,768	60,004	4,447,772	4,870,506	60,190	4,930,696
Los Cabos	3,387,705	656	3,388,361	3,285,140	1,679	3,286,819	3,652,921	1,716	3,654,637
Puerto Vallarta	2,671,235	5,160	2,676,395	3,127,390	7,302	3,134,692	3,593,496	5,697	3,599,193
Guanajuato	998,140	11,993	1,010,133	1,222,138	19,862	1,242,000	1,492,087	17,249	1,509,336
Hermosillo	1,329,859	48,364	1,378,223	1,326,242	52,996	1,379,238	1,349,297	28,619	1,377,916
La Paz	600,383	1,152	601,535	672,942	1,733	674,675	682,382	1,643	684,025
Aguascalientes	456,686	304	456,990	540,473	1,299	541,772	633,068	904	633,972
Mexicali	496,052	4,867	500,919	507,174	2,827	510,001	595,627	3,915	599,542
Morelia	425,213	2,931	428,144	476,053	5,266	481,319	478,481	4,725	483,206
Los Mochis	196,805	15,412	212,217	228,597	11,838	240,435	290,861	4,029	294,890
Manzanillo	193,297	3,051	196,348	211,311	990	212,301	194,414	423	194,837

Total	23,173,384	178,940	23,352,324	24,718,695	183,485	24,902,180	27,623,975	152,785	27,776,760

	Year Ended December 31,
	2013			2014			2015
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Departing Passengers:
Guadalajara	2,745,922	1,367,518	4,113,440	2,908,379	1,512,311	4,420,690	3,232,254	1,683,901	4,916,155
Tijuana	2,049,999	18,412	2,068,411	2,087,835	23,166	2,111,001	2,358,140	33,409	2,391,549
Los Cabos	449,707	1,249,665	1,699,372	438,200	1,212,754	1,650,954	497,565	1,329,587	1,827,152
Puerto Vallarta	413,815	928,459	1,342,274	449,021	1,120,695	1,569,716	544,671	1,256,795	1,801,466
Guanajuato	291,360	206,531	497,891	354,767	257,218	611,985	447,568	296,561	744,129
Hermosillo	607,639	46,543	654,182	610,319	46,731	657,050	625,539	44,665	670,204
La Paz	295,464	10,611	306,075	331,441	10,376	341,817	338,041	8,106	346,147
Aguascalientes	154,968	75,058	230,026	191,271	80,294	271,565	225,229	92,987	318,216
Mexicali	236,012	2,382	238,394	242,354	2,387	244,741	286,169	3,641	289,810
Morelia	114,516	99,553	214,069	120,016	121,001	241,017	107,961	130,080	238,041
Los Mochis	94,612	4,498	99,110	110,898	4,831	115,729	141,941	4,394	146,335
Manzanillo	55,240	40,945	96,185	60,012	45,382	105,394	47,344	50,295	97,639

Total	7,509,254	4,050,175	11,559,429	7,904,513	4,437,146	12,341,659	8,852,422	4,934,421	13,786,843

	Year Ended December 31,
	2013			2014			2015
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal Arriving Passengers:
Guadalajara	2,796,408	1,238,637	4,035,045	2,942,335	1,370,442	4,312,777	3,304,312	1,570,368	4,874,680
Tijuana	2,196,202	4,911	2,201,113	2,270,248	6,519	2,276,767	2,464,872	14,085	2,478,957
Los Cabos	462,187	1,226,146	1,688,333	444,644	1,189,542	1,634,186	522,782	1,302,987	1,825,769
Puerto Vallarta	446,531	882,430	1,328,961	488,171	1,069,503	1,557,674	579,481	1,212,549	1,792,030
Guanajuato	327,430	172,819	500,249	386,453	223,700	610,153	488,873	259,085	747,958
Hermosillo	642,132	33,545	675,677	639,203	29,989	669,192	652,659	26,434	679,093
La Paz	288,960	5,348	294,308	328,625	2,500	331,125	334,517	1,718	336,235
Aguascalientes	165,846	60,814	226,660	208,399	60,509	268,908	246,572	68,280	314,852
Mexicali	256,729	929	257,658	261,664	769	262,433	304,994	823	305,817
Morelia	119,197	91,947	211,144	127,360	107,676	235,036	121,191	119,249	240,440
Los Mochis	97,218	477	97,695	112,384	484	112,868	143,931	595	144,526
Manzanillo	62,204	34,908	97,112	66,793	39,124	105,917	54,634	42,141	96,775

Total	7,861,044	3,752,911	11,613,955	8,276,279	4,100,757	12,377,036	9,218,818	4,618,314	13,837,132

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2015:

Capacity by Mexican Airport (2015)

Airport	Peak air traffic movements per hour(1)	Runway capacity(2)
Guadalajara	41	39
Tijuana	17	36
Los Cabos	26	42
Puerto Vallarta	34	37
Hermosillo	18	30
Guanajuato	12	11
La Paz	9	15
Mexicali	7	14
Aguascalientes	8	12
Morelia	9	14
Los Mochis	8	16
Manzanillo	6	16

(1)	Includes commercial and general aviation operations (demand).
(2)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport(1)

	For the year ended December 31,
	2013	2014	2015
Guadalajara	132,338	140,034	145,118
Tijuana	48,335	48,238	52,913
Los Cabos	38,261	36,315	39,090
Puerto Vallarta	39,811	44,412	47,096
Guanajuato	25,658	28,209	32,800
Hermosillo	46,654	44,635	41,641
La Paz	16,736	16,811	16,159
Aguascalientes	14,703	15,427	15,139
Mexicali	9,804	10,192	10,453
Morelia	12,773	14,453	14,578
Los Mochis	11,849	10,962	10,859
Manzanillo	7,042	7,031	6,468

Total	403,964	416,719	432,314

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2013	2014	2015
Guadalajara	61.80	62.49	67.47
Tijuana	89.47	92.20	92.05
Los Cabos	88.56	90.51	93.45
Puerto Vallarta	67.23	70.58	76.30
Guanajuato	39.37	44.03	45.49
Hermosillo	29.54	30.90	32.40
La Paz	35.94	40.13	42.23
Aguascalientes	31.08	35.12	41.82
Mexicali	51.09	50.04	56.98
Morelia	33.52	33.30	32.82
Los Mochis	17.91	21.93	26.79
Manzanillo	27.88	30.19	30.06

Average	57.81	59.76	63.90

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2013	2014	2015
Commercial aviation	295,154	303,819	317,877
Charter aviation	16,896	15,777	16,331
General aviation and other	91,914	97,123	98,106

Total	403,964	416,719	432,314

(1)	Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues.

In 2015, Guadalajara International Airport was the third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2015, it served 9.8 million terminal passengers, accounting for approximately 35.4% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 66.8% of the terminal passengers served were domestic passengers and 33.2% were international passengers. Of the airport’s international passengers, we estimate that a significant portion is Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of thirteen airlines operate at the airport, the principal ones being Volaris, Aeroméxico Group and Interjet. The main non-Mexican airlines operating at the airport are United, American, Alaska and Delta. Airlines operating at the airport reach 52 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and a full parallel taxiway and the other with a length of 1,800 meters, with a threshold displacement of 300 meters at the runway, which permits a landing distance of 1,500 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (“ILS”) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 64,500 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 1,825 square meters. The commercial terminal has 29 gates and 40 remote boarding positions. Of the 29 gates, ten serve international flights and 19 serve domestic flights. Of the international gates, four have air bridges, and of the domestic gates, six have air bridges.

In 2015, approximately 136.4 thousand metric tons of cargo was transported through the airport.

As part of our business strategy, during 2013 we continued changing the profile and category of service of almost all of the stores at the airport to increase brand recognition. We completed this process during the second quarter of 2014. In October 2014, we gained possession of the onsite hotel from the previous operator, a third-party lessee from whom we had received no revenues. We are currently planning new business projects for this site. For more information, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas – Recovering the rights to several retail and car parking businesses previously operated at our airports by third parties.”

We directly operate two VIP lounges in the Guadalajara airport: we operate one lounge in the international departures area and, during the third quarter of 2014, we opened a second lounge in the domestic departures area. In 2015, we also expanded our convenience store chain with the addition of four new stores in this airport.

We have continued to take significant steps to modernize and expand Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system for resources allocation, and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. In 2014, we completed an addition of 20 new remote parking positions for aircraft. In addition, the international arrivals area is also being expanded, and two new aircraft parking gates will be added to this area. This expansion includes the enlargement of the customs and immigration facilities, as well as the departures lounge and commercial areas.

Tijuana International Airport

Tijuana International Airport is our second most important Mexican airport in terms of passenger traffic and air traffic movements, and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic, according to the SCT. In 2015, it served a total of 4.9 million terminal passengers, accounting for approximately 17.6% of our Mexican airports’ terminal passenger traffic. Approximately 99% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States, a majority of the airport’s passengers consists of Mexican migrant workers traveling to Tijuana in order to seek work in the United States. Accordingly, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including the municipalities of Ensenada, Tecate and Rosarito. With a population of approximately 1.7 million, Tijuana is the largest city in the state. Currently, the state of Baja California is the second largest maquiladora center in Mexico, according to INEGI data on workforce by industry. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

A total of six airlines operate at the airport; the principal ones are Volaris and Aeroméxico Group. Airlines operating at this airport provide service to 31 destinations. Of these destinations, Mexico City, Guadalajara, and Guanajuato are the most popular. In addition, Aeroméxico Group flies three times weekly from Tijuana to Shanghai.

Tijuana International Airport currently operates seventeen hours daily between the hours of 7:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for other aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,960 meters and a full parallel taxiway. The runway capacity at this airport is 36 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. It has nineteen gates serving both domestic and international travelers and six remote boarding positions. Of the nineteen gates, ten have air bridges.

Construction of an international bridge between our Tijuana airport and the United States border began in 2014 and was completed during 2015; this bridge allows passengers to cross directly to the United States using a pathway between the airport and the international border. The facility became operational in December 2015. We estimate that, in the long term, approximately 45% of all passengers travelling through Tijuana International Airport will use the international bridge. For a description of the Tijuana cross-border facility, see “Item 5, Operating and Financial Review and Prospects – Overview – Recent Developments – Tijuana Cross-Border Facility.”

In 2015, approximately 18.3 thousand metric tons of cargo was transported through the airport.

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

Los Cabos International Airport

Los Cabos International Airport is our third most important Mexican airport in terms of passenger traffic, fifth in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2015, it served 3.7 million terminal passengers, accounting for approximately 13.2% of our Mexican airports’ terminal passenger traffic. Approximately 72.1% of the terminal passengers served were international passengers. In 2014, Hurricane Odile caused the airport to suspend commercial operations for eighteen days, also causing a reduction in the total number of passengers flying to the area after the resumption of commercial flights.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. In 2015, the number of visitors to Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) was approximately 1.8 million, according to the Mexican Immigration Institute. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of twenty airlines operate at the airport with American, Alaska, United, Interjet and Volaris being the principal ones. Airlines operating at this airport provide service to 39 destinations. Of these destinations, Mexico City, Guadalajara, Los Angeles and Phoenix are the most popular.

Los Cabos International Airport currently operates eleven hours daily between 7:00 a.m. and 6:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,000 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 42 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters and Terminal 2 occupies approximately 38,000 square meters. In addition, the airport has a general aviation and an FBO terminal. The airport has sixteen gates (eight in Terminal 1 and eight in Terminal 2), including four gates with air bridges, and fourteen remote boarding positions. We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport; this space includes two VIP lounges and three convenience stores operated directly by us.

In 2015, approximately 35.6% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues (of which 92.9% came from commercial activities); the latter percentage is higher than any other airport of the Group.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important Mexican airport in terms of passenger traffic and air traffic movements and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2015, it served 3.6 million terminal passengers, accounting for approximately 13.0% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 68.7% of these terminal passengers were international passengers and 31.3% were domestic passengers.

Puerto Vallarta International Airport is located on the Pacific coast in the state of Jalisco. The airport primarily serves foreign tourists and is also a popular tourist destination within Mexico. Puerto Vallarta’s tourist attractions include the natural beauty of the Bay of Banderas, the area’s many beaches and abundant marine wildlife. Puerto Vallarta is a mature tourist destination, and the completion of new resort areas including hotels and golf courses in the areas known as Nuevo Vallarta and Punta Mita is expected to bring more tourists to the area in subsequent years.

A total of twenty-four airlines operate at the airport; the principal ones are American, United, Alaska, Aeroméxico Group, United, Interjet and WestJet. Airlines operating at this airport provide service to 44 destinations. Of these destinations, the most popular are Mexico City, Los Angeles and Dallas. In addition, Thomson flies once weekly from Puerto Vallarta to London Gatwick and Manchester.

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,100 meters as well as a parallel taxiway. The runway capacity at this airport is 37 air traffic movements per hour. This airport has one main commercial terminal, an FBO terminal and a general aviation building. The airport has nineteen gates, of which five serve domestic flights and fourteen serve international flights, seven remote boarding positions and eleven air bridges. During 2014, we began operating two new convenience stores in the airport. During 2015, we remodeled 6,000 square meters in the arrivals area to improve passenger flows in the terminal, with 200 square meters dedicated to commercial use, including one VIP lounge operated directly by us. We plan to open two more lounges in 2016.

In 2015, approximately 27.1% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues (of which 90.1% came from commercial activities).

Guanajuato International Airport

Guanajuato International Airport is our fifth most important Mexican airport in terms of passenger traffic and sixth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Guanajuato International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2015, it served 1.5 million terminal passengers, accounting for approximately 5.4% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 62.8% of the terminal passengers served were domestic passengers.

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

A total of eleven airlines operate at the airport; the principal ones are Volaris, Aeroméxico Group and United. Airlines operating at this airport provide service to twelve destinations. Of these destinations Tijuana, Mexico City and Houston are the most popular.

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

During 2013, we completed construction on the arrivals area, expanding it by 500 square meters. The work included new baggage claim belts and a re-organization of the customs and immigration facilities. As part of our business strategy, our construction during the second quarter 2013 focused on redesigning the car rental counters and increasing the advertising spaces in that area by 20%. During 2014, we started operating two convenience stores, one in the check-in area and one beyond the security checkpoint in the boarding area. In 2016, we plan to open another VIP lounge in the boarding area beyond the security checkpoint.

Hermosillo International Airport

Hermosillo International Airport is our sixth most important Mexican airport in terms of passenger traffic, fourth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Hermosillo International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2015, it served approximately 1.3 million terminal passengers, accounting for approximately 4.9% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 94.7% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately thirteen kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 8.3 thousand metric tons of cargo passed through the airport in 2015. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

A total of nine airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris, Interjet and VivaAerobus. Airlines operating at this airport provide service to ten destinations. Of these destinations, Mexico City, Guadalajara, Monterrey and Tijuana are the most popular.

Hermosillo International Airport operates eighteen hours daily between 6:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other, a private aircraft runway that is not currently operating as a result of commercial considerations, with a length of 1,100 meters. Runway capacity at this airport is 30 air traffic movements per hour. The airport has nine gates and ten remote positions and includes both a commercial aviation building and a general aviation building for small private aircraft. An expansion of the terminal building has been planned to install two new gates with air bridges and two new apron positions by the end of 2016.

In 2012, we opened a VIP lounge in the airport. As part of our business strategy, during 2013 we changed the profile and category of services of almost all of the stores at Hermosillo International Airport to stores with greater brand recognition and we opened a directly operated convenience store. In 2014, we added a Starbucks Coffee shop, Subway, Sunglass Hut and a second convenience store directly operated by us.

La Paz International Airport

La Paz International Airport is our seventh most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, La Paz International Airport was the twenty-first busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2015, it served 682.4 thousand terminal passengers, accounting for approximately 2.5% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 98.6% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

A total of six airlines operate at the airport; the principal ones of which are Volaris and Aeroméxico Group. Airlines operating at this airport provide service to twelve destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

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

During 2013, we completed the construction on both the arrival and departure areas. The arrival area was enlarged by 1,500 square meters, and two new baggage claim belts were installed. In October 2014, we opened one directly operated convenience store located in the check-in area of the airport. In 2016, we plan to open a second directly operated convenience store beyond the security checkpoint.

Aguascalientes International Airport

Aguascalientes International Airport is our eighth most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Aguascalientes International Airport was the twenty-third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2015, it served 633.1 thousand terminal passengers, accounting for approximately 2.3% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 74.5% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

A total of seven airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris and Interjet. Airlines operating at this airport provide service to eight destinations. Of these destinations Mexico City, Tijuana, Dallas and Los Angeles are the most popular.

Aguascalientes International Airport operates eighteen hours daily between 6:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. It has two runways, one measuring 3,000 meters in length and the other, a private aircraft runway that is not currently operating as a result of commercial considerations, measuring 1,000 meters, and a single main commercial terminal. The runway capacity at this airport is fourteen air traffic movements per hour. The airport has three gates and four remote boarding locations.

In 2013 and 2014, we continued our expansion of commercial areas operated by us, and in the third quarter of 2013 we opened a second convenience store in the passenger departure area. In 2015, we continued our expansion of VIP lounges with a new lounge opened at this airport and, in the first quarter of 2016, we installed a new CTX screening system for automated inspection of checked baggage.

Mexicali International Airport

Mexicali International Airport is our ninth most important Mexican airport in terms of passenger traffic, eleventh in terms of air traffic movements and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Mexicali International Airport was the twenty-sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. In 2015, it served 595.6 thousand terminal passengers, accounting for approximately 2.2% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 99.3% of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of four airlines operate at the airport; the principal ones are Volaris and Aeroméxico Group. Airlines operating at this airport provide service to five destinations. Of these destinations, Mexico City and Guadalajara are the most popular.

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

In 2016, we expect to open two new convenience stores directly operated by us.

Morelia International Airport

Morelia International Airport is our tenth most important Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and ninth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Morelia International Airport was the thirty-second busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2015, it served 478.5 thousand terminal passengers, accounting for approximately 1.7% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 47.9% of the terminal passengers served by this airport were domestic passengers.

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

A total of six airlines operate at the airport; the principal ones are Volaris, Aeroméxico Group, American and United. Airlines operating at this airport provide service to eight destinations. Of these destinations, Tijuana, Chicago Midway and Mexico City are the most popular.

Morelia International Airport operates 24 hours a day. The airport has one runway with a length of 3,400 meters and a single main terminal building. The runway capacity at this airport is twelve air traffic movements per hour. The airport has four gates and eight remote boarding positions.

During 2013, we completed construction on the arrivals area to expand it by 500 square meters. The expansion included the addition of two new baggage claim belts and a re-organization of the customs and immigration facilities. In 2016, we expect to open two new convenience stores directly operated by us.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic, tenth in terms of air traffic movements and eleventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Los Mochis International Airport was the thirty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2015, it served 290.9 thousand terminal passengers, accounting for approximately 1.1% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 98.3% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of five airlines operate at the airport: Aeroméxico Group, Volaris, Aeromar, Aerocalafia and TAR Aerolíneas. Airlines operating at this airport provide service to six destinations, of which Mexico City, Tijuana and Guadalajara are the most popular.

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

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic and air traffic movements and twelfth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2015, Manzanillo International Airport was the forty-first busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. During 2015, the airport served 194.4 thousand terminal passengers, accounting for approximately 0.7% of our Mexican airports’ terminal passenger traffic. During 2015, approximately 52.5% of the terminal passengers served were domestic passengers and 47.5% were international passengers. In October 2015, Hurricane Patricia caused the airport to suspend commercial operations for one and a half days, during which the airport sustained minimal damage. This damage was quickly repaired. No damage occurred to hotels in this area, and tourism was not materially affected.

Manzanillo International Airport serves the city of Manzanillo and six surrounding municipalities in the small Pacific coastal state of Colima. The city is located on the coast approximately 230 kilometers southeast of Puerto Vallarta and 520 kilometers northwest of Acapulco. The airport serves primarily tourists visiting coastal resorts in Colima and neighboring Jalisco. In recent years, passenger traffic at Manzanillo International Airport has remained stable despite the increased popularity of Puerto Vallarta and other tourist destinations due to a decline in investments in the tourism sector in Manzanillo.

A total of nine airlines operate at this airport; the principal ones are Aeroméxico Group, Alaska and WestJet. Some of the other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Calgary.

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

We plan to continue our expansion of commercial areas by opening two more directly operated convenience stores in 2016.

Newly Acquired Airport

In April 2015, we acquired a 100% stake in our Spanish subsidiary, DCA. DCA holds a 74.5% stake in MBJA, the entity that operates Montego Bay International Airport in Jamaica. As a result of our acquisition of DCA in April 2015, our summary consolidated financial and operating information for the fiscal year ended December 31, 2015 includes the consolidation of MBJA’s financial and operating information for the period from April 1 to December 31, 2015. Therefore, financial and operating information related to the Montego Bay airport for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating information for our Mexican airports for 2015 or for the Montego Bay airport for prior fiscal years.

Montego Bay International Airport

Montego Bay International Airport, located in the town of Montego Bay on the northwest coast of the island of Jamaica, is Jamaica’s main airport. In 2015, the Montego Bay airport served 3.7 million terminal passengers, making it the third busiest airport in the Caribbean region (excluding Cuba) in terms of commercial aviation passenger traffic, according to Airports Council International. From April 1, 2015 (when we began to consolidate MBJA’s financial and operating information) to December 31, 2015, the airport served 2.7 million terminal passengers. In 2015, 99.7% of the terminal passengers served were international passengers. Of the total passengers in 2015, 67.0% came from the United States, 18.6% came from Canada and 12.3% came from Europe.

Montego Bay International Airport serves as the primary gateway for international air travel to Jamaica, a major international tourist destination, by facilitating the transit of more than 71% of the tourists arriving on the island. The town of Montego Bay is in the geographical center of the tourist corridor between the coastal resort areas of Negril and Ocho Rios where 90.3% of the island’s hotel capacity is located, according to the Jamaican Tourist Board. In recent years, passenger traffic at Montego Bay International Airport has grown despite the increased traffic overall at the Kingston airport, which services mostly business and other traffic. In recent years, the Jamaican government has discussed plans to build a third international commercial airport, most likely on the southern coast at Vernamfield to meet the long-term requirements for the growth of air transport. We do not expect the Kingston airport’s traffic growth to be a major factor in the Montego Bay airport concession’s growth, as the airports serve different demands, nor do we expect the Jamaican government’s Vernamfield airport plan to be executed within the next three years.

A total of eighteen international airlines operate at the airport; the principal airlines are American, Delta, JetBlue and Southwest. Airlines at this airport provide service from 20 cities to Jamaica. Of these, Toronto, New York and Atlanta are the most popular.

Montego Bay International Airport operates eighteen hours daily between 6 a.m. and 12 midnight. However, it is equipped to operate 24 hours daily if necessary. The airport has one runway measuring 2,662 meters. The runway capacity at this airport is 33 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 6,000 square meters, as well as parking facilities consisting of an additional 5,657 square meters. The general aviation building has an additional area of 300 square meters. The commercial terminal has 17 gates and 5 remote parking positions.

The following table sets forth revenues, passenger traffic and air traffic movement data for the Montego Bay airport from April 1 to December 31, 2015:

	April 1 to December 31, 2015
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	995,707

Passenger Traffic (in thousands):
Terminal passengers		2,695.3
Arriving international passengers		1,360.4
Departing international passengers		1,334.9
Transit passengers		43.6

Air Traffic Movements(1):
Peak air traffic movements per hour(2)		22
Runway capacity(3)		33
Total air traffic movements (in thousands):		29.6
Commercial aviation		20.9
Charter aviation		1.1
General aviation and other		7.6
Average passengers per air traffic movement		91.0

(1)	Includes departures and landings.
(2)	Includes commercial and general aviation operations (demand).
(3)	Air traffic movements per hour (capacity).

In the period between April 1, 2015 and December 31, 2015, approximately 4.8 thousand metric tons of cargo was transported through the airport.

Third parties operate a total of seven lounges in the Montego Bay airport: five hotel lounges and one general lounge in the arrivals area and one general lounge in the departures area. In 2015, we expanded the departures-area general lounge by 283.3 square meters.

Non-Airport Subsidiaries

Although we are a holding company that has subsidiaries operating each of our thirteen airports, we also have three employee service company subsidiaries. The employee service companies provide part of the labor force that works in our airports but do not directly employ any personnel. Our employee service companies are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”), and (iii) Puerta Cero Parking, S.A. de C.V. (“PCP”). Additionally, in 2013, we established a nonprofit company named Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

SIAP

SIAP was incorporated as a subsidiary in June 1998 to provide technical assistance and corporate services to our airport operating subsidiaries. SIAP was set up as part of the Mexican government’s privatization plan for the airports operated by us. SIAP invoices our airports for three types of services:

•	SIAP employs the senior management at our corporate headquarters and at our airports, and charges our subsidiaries for the services rendered according to each subsidiary’s individual performance;

•	As part of the privatization plan that was implemented by the Mexican government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a shareholders’ agreement. As a result of the participation agreement requirement, we entered into a technical assistance agreement with AMP, renewed for an additional five-year period through August 26, 2019. Under this agreement, AMP receives an annual fee to provide SIAP with consulting services and technological and industry knowledge and expertise to manage our airports. SIAP charges our subsidiaries a technical assistance fee, which is then used to pay AMP. The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. See also “Item 5, Operating and Financial Review and Prospects – Operating Costs – Technical Assistance Fee”); and

•	SIAP employs non-unionized personnel to perform services at our airports according to their capabilities and expertise and collects fees on a monthly basis for the services performed.

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

Our board of directors annually reviews our donation to the foundation. For 2015, our board of directors authorized a Ps.10.0 million donation. The foundation is supervised by a board of trustees, which is presided over by Mrs. Díez Barroso.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2015, twenty-one international airlines and nine Mexican airlines operated flights at our twelve Mexican airports. Volaris is our principal airline customer in terms of total passengers at our Mexican airports, with Aeroméxico and Aeroméxico Connect (together the “Aeroméxico Group”) and Interjet providing the second and third largest number of total passengers. In 2014 and 2015, revenues from Volaris and the passengers it moved through our airports totaled Ps.1,179.9 million and Ps.1,462.9 million, respectively, of which Ps.1,142.4 million and Ps.1,319.2 million, respectively, were paid to the airports in the form of passenger charges, representing 21.7% and 20.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2015. Revenues from the Aeroméxico Group and the passengers they moved through our airports were Ps.745.8 million and Ps.775.0 million during 2014 and 2015, respectively, of which Ps.723.3 million and Ps.744.8 million, respectively, were paid to the airports for the passengers they moved in form of passengers charges, representing 13.7% and 10.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2015.

In Jamaica, American Airlines transported a significant percentage of the Montego Bay airport’s passenger traffic. For the period from April 1 to December 31, 2015, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.132.7 million, of which Ps.100.5 million was paid to MBJA in the form of passenger charges, representing 13.3% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport during the period. However, during 2015, the passenger charges collected by American Airlines accounted for 1.6% of total revenues in our airports (1.8% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2015).

In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earned revenues from aircraft landing and parking charges and the leasing of space to these airlines.

Mexican Aeronautical Services Agreement

As a result of certain disputes with our airline customers in Mexico, beginning in 2003 we entered into agreements with the Mexican National Air Transportation Chamber of Commerce and the SCT pursuant to which we resolved certain existing disputes with our airline customers and entered into: (i) contracts governing charges for aeronautical services; (ii) lease contracts for property used by the airlines; and (iii) contracts governing collection of passenger charges. In March 2012, we renewed the agreement, which represented: (i) virtually all of the relevant contracts governing the collection of passenger charges; (ii) a substantial majority of the agreements for the leasing of space in our terminals; and (iii) a substantial majority of the contracts governing our aeronautical services. This contract expired on December 31, 2014 and no new contract has been signed.

Changes in Principal Airlines Operating at our Mexican Airports

On August 28, 2010, Grupo Mexicana, which operated through its three subsidiaries, Mexicana, Mexicana Click, and Mexicana Link, suspended operations indefinitely. On the day Grupo Mexicana suspended operations, they were operating at ten of our twelve Mexican airports. During the first half of 2010, Grupo Mexicana transported 1,869,636 total passengers in our network representing 18.3% of our total passengers. This made Grupo Mexicana our third most important airline group in terms of the number of passengers transported within our airports. During 2009 and the first half 2010, aeronautical revenues from Grupo Mexicana and from the passengers they moved through our airports represented 16.2% and 17.0% of our total aeronautical revenues, respectively. We initially recorded an allowance for doubtful accounts of Ps.49.9 million for Grupo Mexicana in 2010, which was primarily composed of Ps.38.6 million in passenger charges that Grupo Mexicana collected on behalf of our airports from passengers of Mexicana, Click or Link through August 27, 2010. As of December 31, 2015, as a result of these initial amounts and other subsequent amounts outstanding from Grupo Mexicana for the rent of certain areas of our airports that Grupo Mexicana still holds, we have an allowance for doubtful accounts of Ps.65.9 million (net of any value-added taxes), accumulated since 2010, and are awaiting resolution of the ongoing bankruptcy process to determine the likelihood of any collection.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services: Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group) and AGN Aviation Services, S.A. de C.V., which provided Ps.24.8 million, Ps.16.1 million and Ps.11.0 million of the sum of aeronautical and non-aeronautical revenues, respectively, each in the form of access fees, in 2015. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.8.4 million and Ps.2.0 million of revenues in the form of access fees in 2015.

While we receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales, we receive only a fixed fee when a company is a subsidiary or affiliate of an airline. Among our three principal providers of baggage handling, Administradora Especializada en Negocios, S.A. de C.V. is the only subsidiary of an airline.

Principal Non-Aeronautical Services Customers

As of December 31, 2015, we were party to approximately 1,018 contracts – 1.0% more than the 1,007 contracts we were party to as of December 31, 2014 – with providers of commercial services in the commercial spaces in our Mexican airports, including retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information and promotion services. The increase in the number of contracts is due to our expansion of commercial spaces within our existing terminal space and the construction of new terminal space, reflected in an increase in the number of new retail store customers, food and beverage providers and advertising customers. In 2015, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps.83.5 million), Aldeasa México, S.A. de C.V. (duty-free stores; Ps.71.8 million), Aerocomidas, S.A. de C.V. (food and beverages; Ps.51.6 million), Operadora Aeroboutiques, S.A. de C.V. (retail; Ps.30.4 million), and Servicios Inmobiliarios Alsea, S.A. de C.V. (food and beverages; Ps.23.4 million). In Jamaica, MBJA’s largest commercial customer in terms of revenues paid to MBJA were World Duty Free (duty-free stores; U.S.$6.9 million) and Express Catering (food and beverages; U.S.$2.5 million).

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

However, since our Puerto Vallarta, Los Cabos, La Paz, Manzanillo and Montego Bay international airports are substantially dependent on tourism, these airports face competition from competing tourist destinations. We believe that the main competitors to these airports are those airports serving vacation destinations in Mexico, such as Acapulco and Cancun, and abroad, such as in Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, other Caribbean islands and Central America.

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

In addition, the Mexican government announced in the National Infrastructure Plan for 2007-2012 (Programa Nacional de Infraestructura 2007-2012) (published in July 2007) that at least three new airports would be constructed between 2007 and 2012: the Riviera Maya airport, the Ensenada airport and the Mar de Cortés airport. On May 12, 2010, the Mexican government began the bidding process for the Riviera Maya airport. The Mexican government received proposals in April 2011. On April 25, 2011, we submitted a bid, as part of a consortium with Grupo México, S.A.B. de C.V. On May 20, 2011, the SCT released a communication saying that all proposals for this concession were found deficient and voided, including ours. Consequently, the international public bidding process for the construction, administration and operation of the Riviera Maya airport was declared deserted or void. As of the date of this filing, the SCT has not announced whether or not there will be a new bidding process for the Riviera Maya airport project and the government has not provided further information in respect of the Ensenada airport or the Mar de Cortés airport as to the expected type or size of these airports. In addition, no date has been set to initiate the bidding process for construction of these airports. We cannot predict whether these airports, if they are constructed, will compete with our airports.

On September 2, 2014, President Enrique Peña Nieto announced plans for a new airport in Mexico City with double the capacity of the current airport. Construction began in 2015, and is expected to conclude by October 2020. When this airport is operating, we expect our passenger traffic and revenues to increase due primarily to an expected increase in service to and from most of our airports, as Mexico City is the top destination for eleven of our twelve airports in Mexico. Also see “Item 3, Risk Factors – Risks Related to the Regulation of our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control. These factors include the general state of the Mexican economy and the attractiveness of other commercial and industrial centers in Mexico that may affect the attractiveness of Guadalajara, Tijuana and other growing industrial centers in our group, such as Hermosillo, Leon, Aguascalientes and Mexicali. In addition, with respect to Puerto Vallarta, Los Cabos, La Paz, Manzanillo and Montego Bay, these factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes), security concerns, health crises and the development of new resorts that may be considered more attractive. There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

ASA currently operates seven small airports in Mexico’s Pacific and Central regions. We believe that these airports collectively account for only a small fraction of the passenger traffic in these regions.

REGULATORY FRAMEWORK

Sources of Mexican Regulation

Principal Laws Governing Our Mexican Operations

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

•	The Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), enacted August 4, 1934;

•	the Mexican Airport Law (Ley de Aeropuertos), enacted December 22, 1995;

•	the regulations under the Mexican Airport Law (Reglamento de la Ley de Aeropuertos), enacted February 17, 2000;

•	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;

•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;

•	the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, and revised on an annual basis;

•	the Mexican National Assets Law (Ley de Bienes Nacionales), enacted May 20, 2004;

•	the Mexican Securities Market Law (Ley del Mercado de Valores), enacted December 30, 2005; and

•	the concessions that entitle our subsidiaries to operate our twelve Mexican airports, which were granted on June 29, 1998, and amended on November 15, 1999.

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities. The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, a concession granted by the SCT is required to construct, operate, maintain and develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) any private company the principal shareholder of which is a state or municipal government; (ii) concessions granted to operators of private airports (that have operated privately for five or more years) wishing to begin operating their facilities as public service airports and complying with certain requirements; and (iii) complementary concessions granted to existing concession holders that comply with certain requirements. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.

On June 29, 1998, the SCT granted twelve concessions to operate, maintain and develop the twelve principal airports in Mexico’s Pacific and Central regions to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, our privatization, through which our strategic shareholder acquired 15% of our capital stock, was conducted through a public bidding process. Each of our Mexican concessions was amended on November 15, 1999, in order to, among other things, incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession tax based on its gross annual revenues (excluding revenues from improvements to concession assets) from the use of public domain assets pursuant to the terms of its concession. Currently, this concession tax is set at a rate of 5% and may be revised annually by the Mexican Congress. Our Mexican concessions provide that we may request an amendment of our maximum rates if there is a change in this concession tax.

Reforms to the Mexican Airport Law and Civil Aviation Law

The SCT intended to establish a new regulatory agency, expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. An initiative was introduced in Mexico’s Congress on February 26, 2009, to establish such an agency and reform a substantial part of the current Mexican Airport Law, but it was rejected by the legislature on April 20, 2010. On December 14, 2011, a new bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. Among other items, the bill proposes to give the SCT additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico, and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. On January 26, 2015, Congress published changes to the Mexican Airport Law and Civil Aviation Law, however, these changes are less extensive than those proposed in the 2011 bill. Among other things, the amendment includes provisions that seek to ensure a competitive market for suppliers of complementary services. The principal effect on airport concessionaires such as us is the requirement for concession holder not limit the number of providers of complementary services and fixed base operations in its airports, except for reasons of space availability, operational efficiency and safety. If a concession holder denies entry to any complementary service provider for a reason other than the above, which service provider may file a complaint with the SCT.

Federal Economic Competition Commission

As a result of certain 2013 amendments to Mexico’s Constitution, on July 6, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) went into effect, which, among other things, extinguished the former Federal Competition Commission and created the Federal Economic Competition Commission (Comisión Federal de Competencia Económica), or “COFECE,” as an autonomous agency to be the competition authority for all industries except telecommunications and broadcasting. The new law grants broader powers to COFECE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities and the amount of fines that may be incurred for violations of the law, and limits the availability of legal defenses against the application of the law. If COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. As of the date of filing, COFECE has not made any determination that the services we render are considered an essential facility, but we can provide no assurance that they will not do so in the future. If such a determination is made, it may have a material effect on our results of operations.

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

Mexican Airport Concessions

Scope of Concessions

We hold concessions granted to us by the Mexican government to use, operate, maintain and develop twelve airports in the Pacific and Central regions of Mexico in accordance with the Mexican Airport Law. As authorized under the Mexican Airport Law, each of the concessions is held by our subsidiaries for an initial 50-year term, each of which terms began on November 1, 1998. This initial term of each of our Mexican concessions may be renewed for one or more terms for up to an additional 50 years, subject to the concession holder’s acceptance of any new conditions imposed by the SCT and to its compliance with the terms of its concession. Each of the concessions held by our subsidiary concession holders allows the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the regulations thereunder; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage). These assets are government-owned assets, subject to the Mexican National Assets Law. Upon expiration of a concession, these assets, together with any improvements thereto, automatically revert to the Mexican government.

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

Substantially all of the contracts entered into prior to August 25, 1999, by the ASA with respect to each of our airports were assigned to the relevant concession holder for each airport. As part of this assignment, each concession holder agreed to indemnify the ASA for any loss suffered by the ASA due to the concession holder’s breach of its obligations under an assigned agreement.

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

Once capital expenditures related to the Master Development Programs are established, they are adjusted annually according to increases in the Mexican PPI’s construction price index, and the concessionaire is obligated to meet the adjusted amounts.

On December 19, 2014, the SCT approved the Master Development Programs for each of our subsidiary concession holders for the 2015-2019 period. We allocated 82.3% of our investments for the 2015-2019 period to our Guadalajara, Tijuana, Los Cabos, Hermosillo, Puerto Vallarta and Guanajuato airports.

Our Master Development Programs are approved by the SCT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SCT may apply sanctions if we do not so comply. Recently, the SCT has reviewed our compliance on an annual basis. The SCT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. The SCT has certified our compliance with our Master Development Program through 2014. As of the date of this filing, the SCT has not completed our certification process for 2015, which we expect to obtain in the second quarter of 2016.

Mexican Aeronautical Services Regulation

The Mexican Airport Law directs the SCT to establish price regulations for services for which there is no competitive market, as determined by the Mexican Antitrust Commission. In 1999, the Mexican Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the SCT to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports. On November 15, 1999, a new regulation, the Rate Regulation (Regulación Tarifaria), was incorporated within the terms of each of our Mexican concessions. This regulation provides a framework for the setting by the SCT of five-year maximum rates. See “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.”

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

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the SCT. Under this price regulation system, the SCT establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes. The combined maximum tariffs are expressed in workload units for each airport and were determined based on: (i) projected workload units; (ii) capital investments; and (iii) the operating expenses authorized for the five-year period in the Master Development Program.

The maximum tariffs for the five-year period are expressed in constant pesos and are adjusted by the rate of inflation according to the Mexican PPI, excluding petroleum, and by the efficiency factor at the end of any given year. Since the inflation rate for each applicable year, as measured in terms of the variation of the Mexican PPI, excluding petroleum, is not known at the beginning of the application of the maximum tariffs negotiated with the Mexican Directorate General of Civil Aviation, the adjustment for inflation is not included in the maximum rates set at the beginning of each five-year period. These adjusted tariffs will be applicable once they are published.

We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SCT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SCT has reviewed our maximum rates and certified that we have not collected revenues in excess of the permitted level through 2014. The review for 2015 will take place during the second quarter of 2016. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2013, 2014 and 2015, approximately 69.2%, 70.8% and 66.8%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (75.5%, 74.6% and 74.6%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services subject to price regulation under our maximum rates).

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

Maximum Rates

Each airport’s maximum rate is determined by the SCT based on a general framework established in our Mexican concessions. This framework reflects, among other factors, projections of an airport’s revenues, operating costs and capital expenditures, as well as the estimated cost of capital related to regulated services and projected annual efficiency adjustments determined by the SCT. The schedule of maximum rates for each airport is established every five years.

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

Maximum Rates for 2015 through 2019

On December 23, 2014, the SCT set new airport maximum rates for the five-year period from January 1, 2015 through December 31, 2019 expressed in constant pesos as of December 31, 2012. On December 31, 2014, these rates were published in the Official Gazette of the Federation (Diario Oficial de la Federación). These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.” The following table sets forth the maximum rates for each of our airports under the Master Development Programs that went into effect as of January 1, 2015:

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

Our Mexican concessions specify a discounted cash flow formula to be used by the SCT to determine the maximum rates that, given the projected earnings before interest, taxes, depreciation and amortization, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. The maximum rates ultimately established by the SCT historically have resulted from a negotiation between the SCT and us regarding these variables. Once the maximum rates are established, they must be adjusted each year by the efficiency factor and by the Mexican PPI, excluding petroleum. Also, once the maximum rates are established based in part on the capital expenditures included in our Master Development Programs, the capital expenditures must be adjusted according to the Mexican PPI’s construction price index.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2016, the daily minimum wage in Mexico City was Ps.73.04. As a result, the maximum penalty at such date could have been approximately Ps.3.7 million (U.S.$212.4 thousand) per airport.

As established by the SCT, the calculation of workload units does not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of cargo.

Special Adjustments to Maximum Rates

Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:

•	Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved.

•	Macroeconomic conditions. A concession holder may request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican gross domestic product in a twelve-month period, the workload units processed in the concession holder’s airport are less than those projected when its Master Development Program was approved. To grant an adjustment under these circumstances, the SCT must have already allowed the concession holder to decrease its projected capital improvements under its Master Development Program as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved.

•	Increase in concession tax under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

•	Failure to make required investments or improvements. The SCT annually reviews each concession holder’s compliance with its Master Development Program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its Master Development Program, the SCT is entitled to decrease the concession holder’s maximum rates and assess penalties.

•	Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the SCT is also entitled to assess penalties against the concession holder.

Other Regulation of Mexican Concessions and Concession Assets

Ownership Commitments and Restrictions

The Mexican concessions require us to retain a 51% direct ownership interest in each of our twelve Mexican concession holders throughout the term of these concessions. Any acquisition by us or by one of our Mexican concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Mexican Antitrust Commission. In addition, the Mexican concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

Reporting, Information and Consent Requirements

Mexican concession holders and third parties providing services at airports are required to provide the SCT access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each Mexican concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the SCT with any information that it may request. Each Mexican concession holder is also required to publish its annual audited financial statements in a principal Mexican newspaper within the first four months of each year.

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

Pursuant to the regulations under the Mexican Airport Law, any company acquiring control of a Mexican concession holder is deemed to be jointly and severally liable with the concession holder for the performance of the terms and conditions of the concession.

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

Pursuant to the terms of our Mexican concessions, in the event the SCT revokes one of our Mexican concessions, it is entitled to revoke all of our Mexican concessions.

According to the Mexican National Assets Law, the surface area of our airports and improvements on such space are government-owned assets. A concession concerning government-owned assets may be “rescued,” or reverted to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest. In exchange, the Mexican government is required to pay compensation as determined by expert appraisers. Following a declaration of reversion (rescate), the assets that were subject to the concession are automatically returned to the Mexican government.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2016, was Ps.14.6 million (U.S.$849.6 thousand) for an individual failure to comply.

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

The Mexican Communications Law, however, provides that upon expiration, termination or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government, at no cost and free of any liens or other encumbrances. There is substantial doubt as to whether the provisions of our Mexican concessions would prevail over those of the Mexican Communications Law. Accordingly, there can be no assurance that upon expiration or termination of our Mexican concessions the assets used by our subsidiary concession holders to provide services at our airports will not revert to the Mexican government, free of charge, together with government-owned assets and improvements permanently attached thereto.

Grants of New Mexican Concessions

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

Mexican Environmental Regulation

Legislative Framework

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

Pursuant to the National Waters Law, companies that discharge waste waters into national water bodies must comply with, among other requirements, maximum permissible contaminant levels in order to preserve water quality. Periodic reports on water quality must be provided to competent authorities. Liability may result from the contamination of underground waters or recipient water bodies. The use of underground waters is subject to restrictions pursuant to our Mexican concessions and the National Waters Commission.

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), or “NOMs,” which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), establish limits on air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters.

The General Environmental Law and Law on Waste establish the main policies for soil remediation. Remediation standards and procedures are gradually beginning to be implemented through NOMs.

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

The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits and has issued compliance certificates for all of our airports. These certificates, which are known as Environmental Quality Certificates (Certificados de Calidad Ambiental) certify compliance with applicable Mexican environmental laws, regulations and applicable NOMs and must be renewed periodically.

In June 2013, a decree was published in the Official Gazette of the Federation (Diario Oficial de la Federación) issuing the Federal Environmental Responsibility Law (Ley Federal de Responsabilidad Ambiental). As part of the Federal Environmental Responsibility Law, various provisions were amended, added and revoked of the General Law of Ecological Equilibrium and Protection of the Environment, the General Law of Wildlife, the General Law for the Comprehensive Prevention and Waste Management, the General Law for Sustainable Forest Development, the National Water Act and the Federal Criminal Code, among others, to the effect that any person or company whose acts or omissions directly or indirectly causes harm to the natural environment, is obligated to repair the environmental damage, or when reparation is not possible, to compensate for the harm, and undertake any necessary actions to avoid increasing the harm. A second general aspect of this reform is the creation of expanded standing so that individuals, including Mexican environmental non-profits, may initiate lawsuits for the protection of property that they do not directly own.

During 2015, we completed a review of our environmental management system at each of our airports. Six of our airports are certified under the ISO 14001:2004 environmental management systems standard, and all of our airports are certified under the ISO 9001 System Quality Management standard.

All of our airports are certified to at least level 2 by DGAC, the Mexican civil aviation authority, on Safety Management System procedures. Our Puerto Vallarta, Tijuana, Los Cabos, Hermosillo and La Paz airports are certified with ICAO aerodrome certification and we expect to obtain certification at least for our Guanajuato airport during 2016.

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our Mexican concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998, and for any failure by ASA prior to November 1, 1998, to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 28 to our audited consolidated financial statements.

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

Sources of Jamaican Regulation

The following are the principal laws, regulations and instruments that govern our business in Jamaica and the operation of the Montego Bay airport as a concession by MBJA:

•	the Jamaican Income Tax Act, enacted January 1, 1955;

•	the Jamaican Civil Aviation Act, enacted June 1, 1966;

•	the Jamaican Airports Authority Act, enacted July 31, 1974;

•	the Jamaican Airports (Economic Regulation) Act, enacted December 31, 2002;

•	the Jamaican Assets Tax (Specified Bodies) Act, enacted January 2, 2003;

•	the Jamaican Companies Act, enacted February 1, 2005; and

•	the concession that entitles MBJA to operate Montego Bay International Airport, which was granted on April 3, 2003 and came into force on April 12, 2003.

Legislation specifically applicable to the operation of airport concessions and airports in Jamaica are the Jamaican Civil Aviation Act, the Jamaican Airports Authority Act and the Jamaican Airports (Economic Regulation) Act, and each of their respective subsidiary legislation and regulations. In addition, MBJA is subject to all applicable laws and regulations related to the operation of a private limited company in Jamaica.

The Jamaican Civil Aviation Act and the regulations thereunder provide the general framework regulating air transportation and establish the JCAA, under the authority of the MTW, to oversee safety and security, provide air navigation services and regulate aviation industry prices. The Jamaican Civil Aviation Act’s stated intent is to promote the development of air transport in Jamaica.

In 1974, the Jamaican Airports Authority Act transferred to the AAJ, an independent government agency, the concessions for Jamaica’s two international airports – the Montego Bay airport and the international airport serving Kingston, the Jamaican capital, on the southern coast. The AAJ continues to own both airports. However, while it operates the Kingston airport through a wholly owned subsidiary, the AAJ divested operational responsibility for the Montego Bay airport when it privatized the concession through a public bidding process in 2003. At that time, MBJA became the new operator of the Montego Bay airport, with responsibility for the daily management and capital development of the airport facility under a 30-year concession agreement from April 12, 2003.

The Jamaican Airports (Economic Regulation) Act of 2002 establishes the framework for the economic regulation of Jamaica’s airports and governs the provision of services or facilities at the international airports for the purposes of landing, parking, fueling, servicing or taking off of aircraft and handling passengers, baggage and cargo at the airport. The act allows the MWT to levy airport improvement fees, and authorizes the JCAA to regulate airport charges and deal with public interest issues such as anti-competitive behavior and accounting transparency. Airport operators must submit to the JCAA an application for permission to levy airport charges on airlines and passengers. Permission holders routinely must also provide the JCAA their annual accounts and schedules of airport charges.

Once permission has been granted, permission holders must pay JCAA fees to meet the cost of airport regulation, which are reviewed annually in consultation with permission holders.

Jamaican Regulatory Agencies

The regulatory agencies overseeing the operation of airports and airport concessions are the JCAA and the AAJ:

•	Jamaica Civil Aviation Authority. The JCAA is a statutory organization under the MTW, which regulates the Jamaican aviation industry, including oversight of safety and security, provision of air navigation services and regulation of aviation industry prices. The JCAA is the agency empowered to grant the Montego Bay airport its required annual permits and licenses, except for the Aerodrome License, which is granted by the MTW, and to approve or reject the regulated charges proposed by MBJA for the Montego Bay airport.

•	Airports Authority of Jamaica. The AAJ is an independent statutory body established by the Jamaican Airports Authority Act with responsibility for the nation’s commercial and civil airports. In addition to owning and operating the concession for the Kingston airport, the AAJ owns the Montego Bay airport concession assets and provides contract administration for the concession agreement granted to MBJA to operate and manage the Montego Bay airport situated on lands owned by it. Under the concession agreement, the AAJ conducts regular performance reviews and other contract administration oversight functions. In addition, the AAJ obligates MBJA to hold a biannual airport forum to provide the Montego Bay airport’s stakeholders with the opportunity to provide progress reports and issues pertinent to them.

The Montego Bay Airport Concession

On April 3, 2003, MBJA entered into a 30-year concession agreement with the AAJ, which began on April 12, 2003, to operate the Montego Bay airport in accordance with the concession agreement and relevant legislation. MBJA pays both monthly and annual concession taxes to the Jamaican government to allow it to use and develop the assets subject to the concession. At the end of the concession’s term, MBJA will transfer these concession assets back to the AAJ. See “Item 5, Operating and Financial Review and Prospects – Overview – Operating Costs – Concession Taxes – Jamaican Concession Taxes.”

MBJA’s Obligations as Concessionaire

Under the terms of the concession agreement, the concession holder is responsible for the maintenance, operation and development of the airport, including the management of day-to-day operations in keeping with specific performance criteria and prescribed international standards, in order to render airport, complementary and commercial services. As such, MBJA’s general obligations as concession holder are thus to: operate and manage the airport in compliance with applicable law; provide airport, complementary and commercial services; report on accounts, financial records, traffic and performance levels; and carry out the capital investments proposed in the Capital Development Program and maintain and develop the tangible concession assets.

•	Licensing Requirements. “Material License” in the concession agreement means any permission, consent, license or approval that MBJA must hold or obtain by any applicable law in order to operate and manage the airport and provide airport services, including the Aerodrome License from the MTW, the Aerodrome Certificate from the JCAA and the JCAA’s permission to levy airport charges. A revocation of the JCAA’s permission to levy airport charges for cause attributable to MBJA, or the failure to renew any other Material License within 30 days of revocation for cause attributable to MBJA, is considered an event of default under the concession agreement.

•	Required Services. The concession requires MBJA to provide the following airport, complementary and commercial services at the Montego Bay airport:

•	handling of aircraft on land (including the movement, parking, maintenance and storage of aircraft and the supply of fuel, catering and other provisions to aircraft, but excluding directing aircraft from the landing strip and taxiways to the ramp);

•	handling of passengers, baggage, cargo, mail and other freight, including transfer to and from aircraft,

•	emergency and security facilities, equipment, personnel and services;

•	information services, car parking and refreshments for passengers;

•	ground transportation and transfer options;

•	leasing and management of the airport site; and

•	supply of consumer goods and services (including currency exchange services);

•	Reporting Requirements. Under the terms of the concession, MBJA is obligated to:

•	monitor and report on service levels achieved in respect of specified service areas;

•	provide quarterly unaudited financial statements and an annual report and audited financial statements, together with copies of all related directors’ and auditors’ reports;

•	provide semi-annual (or more frequently if required by and supplied to lenders on a more frequent basis) cash flow statement in respect of the Capital Development Program; and

•	provide preliminary proposals as to yearly financing arrangements and an annual business plan; and

•	provide records of all passengers and freight using or passing through the airport as frequently as the AAJ may require.

•	Capital Investment Requirements. Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges as justified by a Capital Development Program consisting of a proposal for increases in maximum regulated charges justified by five-year estimates for traffic growth and investment commitments (including capital expenditures for capital projects and required maintenance at the Montego Bay airport). Under the terms of the concession agreement, upon the JCAA’s approval of a proposal for price increases, MBJA has a commitment to fulfill the estimated capital expenditures in the Capital Development Program.

The AAJ remains the owner of the land upon which the airport is sited, as well as the physical assets subject to the concession. MBJA is required to maintain and manage the airport concession with the intent that AAJ or a successor operator would be able to take over the operation and management of the airport business at any time, including through the use of all reasonable endeavors to ensure that the AAJ or such other successor airport operator would have immediate access to all of its airport employees and assets. Following a termination of the concession, MBJA is obligated to return to the AAJ the facilities and services ordinarily provided or reasonably incidental to the operation of the airport.

AAJ Consent Requirements

Under the concession agreement, MBJA requires the consent of the MTW and the AAJ if it wishes to expand its services into any business, activity, facility or service not permitted by the definition of “core airport services” in the concession agreement, which consent shall not be unreasonably withheld.

MBJA also requires the consent of AAJ to:

•	hold any shares, participation or any other ownership interest in any other undertaking (except for investments, including deposits, in the ordinary course of treasury management of the airport business);

•	enter into contracts or arrangements other than for the purpose of carrying on the airport business or other than on arm’s length terms;

•	enter into contracts imposing obligations or liabilities upon MBJA which will not be fully performed or discharged prior to the expiry of the concession period; and

•	amend, vary or supplement (or grant a waiver in respect of) certain financing documents related to the concession agreement.

AAJ’s Rights to Step In, Terminate or Grant a New Concession

As owner of the concession assets, the AAJ is entitled, upon seven days’ notice (or sooner in case of emergency) and for so long as may be required, to expel MBJA from all or part of the airport site or to take over or take steps to carry on the operation and management of the airport or provision of airport services when:

•	any MBJA event of default has occurred and is continuing and any cure period provided therefor has expired without the event or circumstance being cured;

•	traffic at the airport will be materially disrupted and MBJA is unable or unwilling to resolve the disruption promptly;

•	members of the public are unable to use the airport or its facilities safely and MBJA is unable or unwilling to resolve the problem promptly; or

•	there is a material threat to national security or any other national emergency occurs (whether involving hostilities or otherwise).

Upon a step-in by the AAJ, the AAJ will account to MBJA for any revenues collected during the step-in period. Where the AAJ exercises its right to step in pursuant to any uncured MBJA event of default or because traffic at the airport will be materially disrupted and MBJA is unable or unwilling for any reason to resolve the disruption, MBJA is required to bear all costs and expenses associated with the AAJ exercise of step-in, but not consequential losses. MBJA is not liable for costs if there is step-in by the AAJ because of a material threat to national security.

The AAJ may terminate the concession agreement with MBJA upon an event of default on the part of MBJA, after which the AAJ must provide notice of its intention to serve a written termination notice and conduct up to 30 days of good-faith consultations to avoid termination, during which MBJA fails to cure the event of default. Regardless of cause for termination, a termination fee is due to MBJA upon termination or revocation of the concession, and the concession agreement limits the AAJ’s liability to such termination fee. However, the payment terms of the termination fee depend upon the cause: upon an event of default on the AAJ’s part, the termination fee is payable by the AAJ within three months, with an option to extend for up to twelve months with default interest, while if the event of default is on MBJA’s part, the termination fee is payable by the AAJ in installments within twelve months.

The Jamaican government may grant new concessions to manage, operate, develop and construct airports. In the concession agreement, MBJA acknowledges that the AAJ may also wish, at the expiry or termination of the 30-year concession period, to invite persons to tender for the right to provide all or some of the airport services at the Montego Bay airport. MBJA may participate in such tenders, if interested, except to the extent that there has been an event of default attributable to the insolvency of MBJA’s shareholders, in which case MBJA would be disqualified from participating. However, in preparation for such tendering process, and regardless of whether MBJA intends to participate in the tender, MBJA would be obligated to provide access to employees, assets, books and records related to the airport business, and may not in any way prejudice or frustrate the transfer of the airport business. The concession agreement sets out the handback procedures to be observed as the end of the concession period approaches and the dispute resolution mechanism for addressing objections by either party regarding the handback. Under the agreement, MBJA commits to assisting and advising the AAJ or any successor operator (subject to payment of reasonable remuneration and reasonable costs and expenses) in providing and operating the airport for up to six months following completion of the handover, and must post a bond equivalent to the cost of the handback works for the six-month period.

Jamaican Aeronautical Services Regulation

In Jamaica, charges levied on airlines and passengers are regulated by the JCAA using a price cap mechanism based on a forecast return on assets. Permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges, must be granted by the JCAA. The first review period began with the concession on April 12, 2003 and concluded in November 2014 with the determination of new charges effective April 1, 2015. For example, maximum passenger charges increased from U.S.$8.50 per departing passenger to U.S.$19.34 per departing passenger. Thereafter, regulated aeronautical charges will be reviewed every five years, with charges adjusted by U.S. CPI annually.

The Airports (Economic Regulation) Act and the related Airport Expansion Fund Agreement require the airlines operating at the Montego Bay airport to charge an AIF, a fee of U.S.$5 per embarking international passenger, on behalf of MBJA and to deposit the fees on a monthly basis in a trust account controlled by the MTW. Subject to the MTW’s approval, MBJA may use these funds for additional capital investments not included in the Capital Development Program, as well as for interest expenses relating to the financing thereof. MBJA is required to commit to such new investments in exchange for the right to use the AIF funds. The MTW approval of collection of AIF funds at the Montego Bay airport was renewed on February 25, 2015 for the period until April 11, 2030, unless otherwise revoked. However, because the MTW’s prior approval of MBJA’s use of AIF funds for specified capital investments expired on April 11, 2015 and has not yet been renewed, MBJA is not currently authorized to use any further AIF funds collected after April 11, 2015. MBJA is currently in discussions with the MTW regarding use of AIF funds.

See “Item 5, Operating and Financial Review and Prospects – Overview – Classification of Revenues – Aeronautical Revenues.”

Other Regulation of Jamaican Concessions and Concession Assets

Jamaican Companies Act Restrictions

MBJA was incorporated as a limited liability company to enter into and carry out the terms of the concession with respect to the development, financing, management and operation of the Montego Bay airport.

MBJA’s constitutive documents bar the transfer of shares in MBJA to passenger or cargo airlines or persons broadly connected to them, other than AAJ or the Jamaican government. Under the shareholders’ agreement between DCA and Vantage, any transfer of MBJA shares to non-affiliates is subject to a right of first refusal.

Reporting Requirements

Pursuant to the regulations under the Jamaican Civil Aviation Act, airport operators must report on compliance with operating procedures and safety measures. MBJA, as airport operator, is required to report to the JCAA any changes in conditions or other hazardous circumstances or occurrences at the airport, including: any reduction in the level of service or closure of any part of the movement area; any obstacle, obstruction or hazard; and any other condition that could affect aviation safety, as well as and what precautions are deemed warranted. MBJA is also obligated to provide reports to the JCAA on the results of internal audits of its safety management system, including inspections of the airport facilities and equipment and of the airport operator’s own administrative functions.

MBJA must report to the Jamaican government the number of passengers paying AIF and the amount of each transfer of AIF made during the previous month.

As a Jamaican registered company, MBJA is also required to file an annual report with the Jamaican government’s companies registry identifying changes in the ownership or management structure and notifying the registrar of any share transactions and changes in the value of shares during the prior year.

Jamaican Environmental Regulation

Operations at the Montego Bay airport are subject to Jamaican laws and regulations relating to the protection of the environment. The major environmental law applicable to these operations is the National Resources Conservation Authority Act, which establishes the National Resources Conservation Authority (now part of the National Environmental Protection Agency) under the Jamaican Ministry of Water, Land, Environment and Climate Change, and its subsidiary legislation and regulations. Under the act, regulations have been enacted concerning discharge of pollutants into Montego Bay Marine Park’s waters, discharge and treatment of wastewater and sludge, safe storage of fuels and responses to industrial emergencies involving hazardous materials.

Other environmental laws of particular relevance to the Montego Bay airport’s operations are: the Noise Abatement Act, aimed at controlling noise (but with no specific reference to aeronautical noise), the Beach Control Act, addressing access to the shoreline; the Watersheds Protection Act, addressing water resource and soil conservation practices; and the Wild Life Protection Act, specifying protected species of fauna. Other related regulations are the Town and Country Planning Act, Public Health Act, National Solid Waste Management Act, Water Resources Act and Clean Air Act.

The legal framework of environmental liability applicable to the Montego Bay airport’s operations is generally outlined above. The level of environmental regulation in Jamaica has increased in recent years, and the enforcement of environmental laws is becoming more stringent. For example, the National Solid Waste Management Act and the Water Resources Act each carry certain penalties of J$ 1 million. We expect this trend to continue, but we do not expect that compliance with Jamaican environmental laws currently in effect will have a material adverse effect on MBJA’s results of operations or our financial condition. However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

ORGANIZATIONAL STRUCTURE

We have sixteen subsidiaries in Mexico: one operating subsidiary for each of our twelve Mexican airports; two subsidiaries (SIAP and CORSA) that provide administrative and operational services; one subsidiary (PCP) that provides parking services across our twelve Mexican airports; and one non-profit foundation (Fundación GAP). We have one Spanish subsidiary (DCA) that holds our 74.5% stake in our Jamaican operating subsidiary (MBJA) for the Montego Bay airport. We also have a holding company subsidiary in Brazil, GA del Pacífico Participações do Brasil LTDA, established in 2010 but thus far remaining inactive and with no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2015:

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holder of concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holder of concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holder of concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holder of concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holder of concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holder of concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holder of concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holder of concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holder of concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holder of concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holder of concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holder of concession for Manzanillo International Airport
Desarrollo de Concesiones Aeroportuarias, S.L.U.	Spain	100%	Holder of 74.5% stake in MBJA
MBJ Airports Limited	Jamaica	74.5%	Holder of concession for Montego Bay International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Provider of car parking administration services to our other subsidiaries
GA del Pacífico Participações do Brasil LTDA	Brazil	100%	Holding company for other acquisitions (incorporated in 2010; not operational through the date of this filing)

Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit company incorporated in 2013 to manage charitable donations and social welfare activities

(1)	We directly hold 99.99% of the shares in each of our Mexican operating subsidiaries. The remaining shares of SIAP are held by Aeropuerto de Guadalajara, S.A. de C.V., while the remaining shares of our other Mexican subsidiaries are held by SIAP. As a result, we directly or indirectly hold 100% of the shares of each of our subsidiaries except MBJA.

PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located in Guadalajara, Jalisco. We lease the office space for our corporate headquarters, located on the third, fifth and sixth floors of Torre Pacífico, from Guadalajara World Trade Center. In addition to our corporate offices in Guadalajara, we also lease office space in Colonia Los Morales, in Mexico City from third parties.

Pursuant to the Mexican National Assets Law (Ley General de Bienes Nacionales), all real estate and fixtures in our Mexican airports are owned by the Mexican government. Each of our Mexican concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional 50 years. The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the SCT and our compliance with the terms of our current concessions. Upon expiration of our Mexican concessions, the concession assets automatically revert to the Mexican government, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, except for those caused by normal wear and tear.

Pursuant to MBJA’s concession agreement, the AAJ remains the owner of the land upon which the Montego Bay airport is sited, as well as the physical assets subject to the concession. MBJA’s concession for the Montego Bay airport is scheduled to terminate in 2033. Upon expiration of the Montego Bay airport concession, MBJA is obligated to hand back to the AAJ the facilities and services ordinarily provided or reasonably incidental to the operation of the airport.

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. Our Mexican airports carry a general Ps.2.25 billion insurance policy covering damage to our assets and infrastructure and a U.S.$500 million insurance policy covering personal and property damages to third parties. Since August 1, 2003, our Mexican airports are covered by a Ps.500 million insurance policy covering damage to our property resulting from terrorist acts and a U.S.$150 million insurance policy covering personal and property damage to third parties resulting from terrorist acts. The Montego Bay airport carries a U.S.$330 million insurance policy covering property damage and business interruptions and losses and a U.S.$100 million insurance policy covering damage resulting from any single terrorist event. The Montego Bay airport also carries a U.S.$750 million annual insurance policy covering personal and property damage to third parties.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our consolidated financial statements prepared in accordance with IFRS, as issued by IASB, and the notes to those financial statements, which are included elsewhere in this annual report. It does not include all of the information included in our consolidated financial statements. You should read our consolidated financial statements to gain a better understanding of our business and our historical results of operations.

As a result of our acquisition of DCA in April 2015, our consolidated financial and operating information for the fiscal year ended December 31, 2015 includes the consolidation of MBJA from April 1, 2015. Therefore, financial and operating information for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating information for prior fiscal years.

OVERVIEW

We operate twelve airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government and one airport in Jamaica pursuant to a concession granted by the Jamaican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2013, 2014 and 2015, approximately 69.2%, 70.8% and 66.8%, respectively, of our total revenues were derived from aeronautical services (in 2013, 2014 and 2015, aeronautical services represented 75.5%, 74.6% and 74.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT and JCAA, respectively. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the SCT and JCAA, respectively. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges, advertising, convenience stores and car parking lots, among others. Also, see “Item 4, Business Overview – Our Sources of Revenues – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas.”

Traffic at our airports has been adversely affected by increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. For more information, see “Item 3, Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

Recent Developments

Acquisition of DCA

On April 20, 2015, we completed a transaction with Abertis for the acquisition of 100% of the shares of DCA. The acquisition was the result of a private and confidential bidding process among various participants, leading to an agreement with Abertis for transfer of DCA to us for a total of U.S.$192.0 million.

DCA has a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize Montego Bay International Airport in Jamaica for a period of 30 years beginning April 12, 2003. The Montego Bay airport is Jamaica’s main airport, located in the city of Montego Bay, in the center of the tourist corridor between Negril and Ocho Rios, where 90% of the islands hotel capacity is located. See “Item 3, Risk Factors – Risks Related to Jamaica.”

Vantage Airport Group Limited, a Canadian 50/50 joint venture between Citi Infrastructure Investors and the airport authority that operates the Vancouver international airport, owns the remaining 25.5% stake in MBJA. Based on our and Vantage’s experience in the airport sector, we believe that this cooperation will strengthen MBJA, benefitting it in terms of both operations and profitability.

MBJA uses the U.S. dollar as its functional currency, and its financial statements are prepared in accordance with IFRS. As a result, consolidation of MBJA’s financial statements with GAP’s financial statements do not require any substantial changes.

DCA also holds a 14.77% stake in SCL, the operator of the international terminal in Santiago de Chile until September 30, 2015. On September 30, 2015, the concession to operate the Santiago de Chile airport expired, consequently, those assets were immediately returned to the Chilean government and the new operator. Pursuant to the concession agreement, there is a one-year period after delivery of the concession assets during which the concessionaire remains responsible for any latent defects in those assets. After this period and a subsequent one-year period, SCL shall be liquidated in accordance with Chilean corporate and tax regulations. We expect to recover approximately Ps.85.0 million, through dividends and capital repayments from SCL in 2016 and 2017.

We financed 100% of the acquisition of DCA via bridge loans with external sources provided by Scotiabank and BBVA Bancomer. On September 24, 2015, we signed two new long-term loan agreements, also with Scotiabank and BBVA Bancomer, for the refinancing of the bridge loans.

At their annual general meeting on June 30, 2015, MBJA’s shareholders approved a dividend payment of U.S.$26.0 million to be distributed pro rata amongst the shareholders. Accordingly, on September 17, 2015, MBJA paid dividends of approximately U.S.$19.4 million to DCA and U.S.$6.6 million to Vantage.

Fluctuation of the Peso

International passengers and international flights pay tariffs denominated in U.S. dollars. However, in Mexico, these tariffs are generally invoiced and collected in Mexican pesos. Because such tariffs are invoiced taking into account the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation in the peso occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation in the peso could result in us invoicing substantially less than our maximum rate per workload unit. We do not have any means of recovering lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our U.S. dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible. Since the beginning of our Mexican concessions, fluctuations in the peso have not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates.

As long as we are able to ensure that our revenues do not exceed our maximum rates as discussed above, the depreciation in the peso has a positive effect on our revenues from a commercial and aeronautical operations perspective while appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and some of our contracts with commercial services providers are denominated in U.S. dollars, but only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation in the peso against the U.S. dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

The peso depreciated from Ps.12.96 per U.S. dollar on December 31, 2012 to Ps.13.10 per U.S. dollar on December 31, 2013. In 2014, the peso again depreciated, reaching Ps.14.75 per U.S. dollar on December 31, 2014. In 2015, the peso depreciated, reaching Ps.17.20 per U.S. dollar on December 31, 2015. On April 8, 2016, the exchange rate was Ps.17.76 per U.S. dollar.

New Maximum Tariffs, Master Development Programs and Capital Development Program

On December 29, 2014, new maximum tariffs and Master Development Programs were published for the five-year period between 2015-2019 for our Mexican airports. The combined maximum tariffs are expressed in workload units for each airport, and were determined by the SCT based on traffic projections, operating costs and capital investments included in the Master Development Programs, as well as in accordance with pre-determined parameters for the calculation of the maximum tariff set forth in the concession for each airport.

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

On November 18, 2014, new maximum regulated charges were authorized for April 1, 2015 through March 31, 2020 for the Montego Bay airport. The maximum regulated charges were determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program.

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

The principal change to affect our business was the effect on our deferred income taxes caused by the reform to the Income Tax Law, by which the income tax rate was prospectively increased from 28% to 30% and the IETU was eliminated. As a result of the net impact of these effects, we recognized a benefit of Ps.199.0 million in deferred income tax for the fiscal year ended December 31, 2013. We recognized no change due to these reforms in fiscal years 2014 and 2015.

Restructuring of Debt

On February 20, 2015, we made our debut issuance of long-term debt securities on the Mexican market for a total of Ps.2.6 billion. The proceeds from the issuance of Ps.2.6 billion long-term debt securities were used to repay in full our outstanding bank debt in the amount of Ps.1.7 billion and to finance capital investments set forth in the Master Development Program for 2015. The long-term debt securities were issued in two tranches with the following terms: (i) eleven million five-year debt securities issued under the ticker symbol “GAP 15” at a nominal value of Ps.100 each, for a total value of Ps.1.1 billion, on which interest will be payable every 28 days at a variable rate of 28-day TIIE plus 24 basis points, and the principal payable at maturity on February 14, 2020; and (ii) fifteen million ten-year debt securities issued under the ticker symbol “GAP 15-2” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest will be payable every 182 days at a fixed rate of 7.08%, and the principal payable at maturity on February 7, 2025.

On January 29, 2016, we issued eleven million new GAP 15 debt securities at a nominal value of Ps.100 each, for a total value of Ps.1.1 billion. This issuance was the first reopening of the GAP 15 debt securities originally issued on February 20, 2015, and the new GAP 15 debt securities have the same terms and conditions as the original issuance, except for the issue date and issue price. As a result of this reopening, GAP issued an aggregate total of 22 million GAP 15 debt securities at a nominal value of Ps.100 each, for a total value of Ps.2.2 billion. The proceeds from the reopening were allocated to finance capital investments set forth in the Master Development Program for 2016.

This issuance of the long-term debt securities was made under a Ps.9.0 billion program approved by the CNBV for five years. As part of our new financing strategy, we intend to finance all of our capital expenditures commitments and new investments through the debt market, subject to market conditions.

Tijuana Cross-Border Facility

In October 2014, we completed construction on the Mexican infrastructure for a cross-border facility at Tijuana International Airport that will allow passengers to cross directly to the United States using a pathway between the airport and the international border. Construction of the U.S. infrastructure was finished in September 2015, and the facility became operational in December 2015.

The bridge facilitates transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana, reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located in the Tijuana airport, and the corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility will be limited to passengers traveling through the airport upon presentation of a boarding pass.

Our investment in adapting the Tijuana airport installations and building the Mexican infrastructure amounted to Ps.185.0 million. The Tijuana municipal authorities have threatened to impose licensing fees on construction licenses associated with the construction of the facility; at this time, however, we consider the amounts in question to be immaterial. See “Item 3, Risk Factors – Risks Related to Mexico – Our business could be adversely affected by other claims by certain municipalities.”

Use of this new facility is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger fees charged. Passengers using the bridge from or to Tijuana may be subject to toll charges levied by CBX, the bridge operator on the U.S. side.

The new bridge will allow for a significant reduction in border-crossing times for travelers going to the United States and vice-versa. We estimate that, in the long term, approximately 45% of all passengers travelling through Tijuana International Airport will use the international bridge.

Passenger and Cargo Volumes

Volumes in Mexico

The majority of the passenger traffic volume in our Mexican airports is made up of domestic passengers. In 2013, 2014 and 2015, approximately 66.3%, 65.5% and 65.4% of the terminal passengers using our Mexican airports were domestic. The total number of domestic terminal passengers for 2015 increased 11.7% as compared to 2014, and the total number of domestic terminal passengers in 2014 increased 5.3% as compared to 2013. In addition, of the international passengers traveling through our Mexican airports, approximately 89.7% traveled on flights originating in or departing to the United States during 2015, as compared to 89.5% and 89.7% in 2014 and 2013, respectively. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2015, we had 27.6 million terminal passengers (18.1 million domestic and 9.5 million international), of which 117.7 thousand were on general aviation flights, and an additional 152.8 thousand were transit passengers. Approximately 39.4% of our transit passengers were handled at Tijuana International Airport.

Volumes in Jamaica

The majority of the passenger traffic volume in Jamaica is made up of international passengers. In 2015, approximately 99.7% of the terminal passengers using the Montego Bay airport were international. In addition, of the international passengers traveling through our airports, approximately 67.2% traveled on flights originating in or departing to the United States during 2015. Accordingly, our results of operations are influenced strongly by international and U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume are beyond our control.

For the period from April 1 through December 31, 2015, we had 2,695.4 thousand terminal passengers, of which 11.9 thousand were on general aviation flights, and an additional 43.6 thousand were transit passengers.

The following table sets forth certain operating and financial data relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2013		2014		2015
Macroeconomic indicators:
Change in Mexican gross domestic product (1)		1.1%		2.1%		2.5%
Change in Mexican CPI (2)		4.0%		4.1%		2.1%
Change in U.S. gross domestic product (3)		1.9%		2.4%		2.4%
Change in U.S. CPI (4)		1.5%		0.8%		0.7%
Passenger volumes (thousands of passengers) (5),(6):
Domestic terminal passengers in Mexico		15,370.3		16,180.8		18,071.2
International terminal passengers in Mexico		7,803.1		8,537.9		9,552.7
Mexican total terminal passengers		23,173.4		24,718.7		27,623.9
Domestic terminal passengers in Jamaica		n/a		n/a		7.1
International terminal passengers in Jamaica		n/a		n/a		2,688.3
Jamaican total terminal passengers		n/a		n/a		2,695.4
Total terminal passengers (thousands)		23,173.4		24,718.7		30,319.3
Cargo volumes (thousands of cargo units) (5),(7):
Cargo units in Mexico		1,669.2		1,833.0		1,784.5
Cargo units in Jamaica		n/a		n/a		47.6
Total cargo units		24,842.6		26,551.6		32,151.4
Other operating and financial information:
Change in total terminal passengers (7)		8.9%		6.7%		22.7%
Change in total workload units (7)		8.5%		9.8%		21.1%
Aeronautical revenues (millions of pesos)	Ps.	3,616.6	Ps.	3,925.7	Ps.	5,419.0
Change in aeronautical revenues (7)		7.4%		8.5%		38.0%
Aeronautical revenues per workload unit	Ps.	145.6	Ps.	147.9	Ps.	168.5
Change in aeronautical revenues per workload unit (7)		(0.9)%		1.6%		14.0%
Non-aeronautical revenues (millions of pesos)	Ps.	1,170.5	Ps.	1,338.5	Ps.	1,849.3
Change in non-aeronautical revenues (7)		16.1%		14.4%		38.2%
Non-aeronautical revenues per terminal passenger	Ps.	50.5	Ps.	54.2	Ps.	61.0
Change in non-aeronautical revenues per terminal passenger (7)		6.6%		7.2%		12.5%

(1)	In real terms, as reported by INEGI.
(2)	As reported by INEGI.
(3)	In real terms, as reported by the U.S. Bureau of Economic Analysis.
(4)	As reported by the U.S. Bureau of Labor Statistics.
(5)	Includes information for the Montego Bay airport for the period from April 1 to December 31, 2015.
(6)	Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.
(7)	Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.

Classification of Revenues

We classify our revenues into three categories: (i) revenues from aeronautical services; (ii) revenues from non-aeronautical services; and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2013, 2014 and 2015, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 69.2%, 70.8% and 66.8%, respectively, of total revenues. In 2013, 2014 and 2015, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 22.4%, 24.1% and 22.8%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 75.5% and 24.5%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2013, 74.6% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2014 and 74.6% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2015. In 2013, 2014 and 2015, revenues from improvements to concession assets accounted for 8.4%, 5.1% and 10.3%, respectively, of our total revenues.

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

Aeronautical Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2013		2014		2015(1)
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps. 3,074.0	85.0%	Ps. 3,371.9	85.9%	Ps. 4,482.4	82.7%
Aircraft landing charges	177.0	4.9	179.9	4.6	284.3	5.2
Aircraft parking charges	160.3	4.4	165.1	4.2	171.4	3.2
Airport security charges	49.7	1.4	52.5	1.3	113.6	2.1
Passenger walkway charges	0.0	0.0	0.0	0.0	18.3	0.3
Leasing of space to airlines	96.6	2.7	94.7	2.4	96.7	1.8
Revenues from complementary service providers (2)	59.1	1.6	61.7	1.6	252.3	4.7%

Total Aeronautical Revenues	Ps. 3,616.6	100.0%	Ps. 3,925.7	100.0%	Ps. 5,419.0	100%

Other Information:
Total workload units (millions) (3)	24.8		26.6		32.2
Total aeronautical revenues per workload unit	Ps. 145.6		Ps. 147.9		Ps. 168.5
Change in aeronautical revenues (4)		7.4%		8.5%		38.0%
Change in total aeronautical revenues per workload unit (4)		(0.9%)		1.6%		14.0%

(1)	Includes information for the Montego Bay airport for the period from April 1 to December 31, 2015.
(2)	Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. We earn passenger charges from each departing passenger at our airports (except certain exclusions in each of Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2013, 2014 and 2015, passenger charges represented 85.0%, 85.9% and 82.7%, respectively, of our aeronautical services revenues and 58.8%, 60.8% and 55.3%, respectively, of our total revenues (in 2013, 2014 and 2015, passenger charges represented 64.2%, 64.1% and 61.7%, respectively, of the sum of aeronautical and non-aeronautical revenues).

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2013		2014		2015
	Amount	% change	Amount	% change	Amount	% change
	(in thousands, except percentages)
Guadalajara	3,828.8	9.8%	4,045.9	5.7%	4,512.7	11.5%
Tijuana	1,989.7	11.9	2,043.1	2.7	2,315.6	13.3
Los Cabos	1,674.3	12.7	1,606.5	(4.0)	1,801.9	12.2
Puerto Vallarta	1,304.2	2.8	1,525.3	17.0	1,751.7	14.8
Montego Bay (1)	n/a	n/a	n/a	n/a	1,334.9	100.0
Guanajuato	480.0	5.7	592.4	23.4	725.1	22.4
Hermosillo	563.7	5.7	572.7	1.6	618.5	8.0
La Paz	292.1	8.6	322.0	10.2	334.3	3.8
Aguascalientes	221.5	14.4	260.3	17.5	308.3	18.4
Mexicali	231.9	(4.5)	238.1	2.7	282.0	18.5
Morelia	205.6	5.9	228.4	11.1	229.1	0.3
Los Mochis	95.1	9.8	111.0	16.6	141.3	27.4
Manzanillo	91.5	15.8	101.6	11.0	94.2	(7.3)

Total	10,978.5	9.0%	11,647.3	6.1%	14,449.6	12.6%

(1)	Includes information for the period from April 1 to December 31, 2015.

Mexican Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues in Mexico establishes a maximum rate in pesos for each Mexican airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from aeronautical services. As of December 31, 2014, the SCT has determined the maximum rates for our airports for each year through December 31, 2019. Our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels, multiplied by the value of the maximum tariffs approved by the Ministry of Communication and Transportation. In addition, aeronautical revenues differ among our airports to the extent passenger traffic levels differ among these airports. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation” for a description of our maximum rates and the rate-setting procedures for future periods.

Our Mexican concessions provide that our maximum rates must be adjusted on an annual basis as determined by the efficiency factor and by changes in inflation. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Revenues Regulation – Methodology for Determining Future Maximum Rates.” Under the regulatory system applicable to our Mexican aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate set for such airport for that year. Although the SCT may in some cases authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific rates applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

We currently set the specific price for each category of aeronautical services after negotiations with our principal airline customers. In March 2012, we signed an agreement with the Mexican Air Transportation Chamber for the 2012–2014 period that allowed for increases in our specific tariffs equal to the average increases of the Mexican Consumer Price Index (the “Mexican CPI”) and PPI, excluding petroleum, published by INEGI. See “Item 4, Information on the Company – Business Overview – Principal Customers – Principal Aeronautical Services Customers – Mexican Aeronautical Services Agreement.”

Aeronautical revenue per workload unit is an indicator that is calculated by dividing total aeronautical revenues by the workload units for a given period. This indicator is affected annually, except for years in which the new maximum tariffs are set, by:

•	Adjustment in the maximum rates for the efficiency factor and the Mexican PPI, excluding petroleum;

•	Increases and decreases in the relative number of workload units at each airport; and

•	Changes in total workload units per airport.

From January 1, 2010, through December 31, 2014, the efficiency factor was 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican PPI), decreased 0.8% in 2013, decreased 0.5% in 2014, and increased 30.0% in 2015, mainly as a result of variation in the percentage that each airport’s workload units represent of our total workload units. At the same time, the Mexican PPI, excluding petroleum, increased by 0.1%, 4.2% and 5.3% in 2013, 2014 and 2015, respectively. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, decreased 0.6% in 2013, increased 3.7% during 2014 and increased 7.5% in 2015. The total workload units at our Mexican airports were 24.8 million, 26.5 million and 29.4 million in 2013, 2014 and 2015, respectively, representing an increase of 8.5% in 2013, an increase of 6.9% in 2014 and an increase of 10.8% in 2015. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2013, 2014 and 2015, average aeronautical revenues per workload unit at our Mexican airports were Ps.145.6, Ps.147.9 and Ps.168.5, respectively, which represented a decrease of 0.9%, an increase of 1.6% and an increase of 14.0% in 2013, 2014 and 2015, respectively. The decrease in 2013 resulted mainly from the effect of a flat inflation on the tariffs along with the 0.70% efficiency factor that is applied each year to all tariffs at each of our Mexican airports. The increase in 2014 resulted mainly from increases in traffic and tariffs due to adjustments for inflation. The increase in 2015 resulted mainly from increases in traffic and adjustments for inflation. Beginning on January 1, 2015, the efficiency factor was 0.70% and will remain at this level until December 31, 2019.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. However, there can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future or that we will not be sanctioned in case we exceed our maximum rates. In prior years, in order to ensure our compliance with the maximum rate at a particular Mexican airport when the possibility of exceeding that maximum rate arose, we have taken actions in the latter part of the year, such as reducing our specific prices for aeronautical services and offering discounts or rebates, to ensure our compliance with the applicable maximum rate. In the future, we intend to continue to adjust our rates in the latter part of each year to ensure compliance with our maximum rates. For a discussion of risks related to our ability to set specific prices, see “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate” and “Item 3, Risk Factors – Risks Related to the Regulation of Our Business – If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.”

Jamaican Aeronautical Revenues

In Jamaica, MBJA’s revenues from passenger charges, aircraft landing and parking charges, airport security charges and passenger walkway charges are regulated by the JCAA. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services.”

The system of price regulation applicable to MBJA’s aeronautical revenues establishes maximum rates in U.S. dollars for a five-year period for charges levied on airlines and passengers using a price cap mechanism based on a forecast return on assets. Permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges, must be granted by the JCAA. The first review period began with the concession on April 12, 2003 and concluded in November 2014 with the determination of new charges effective April 1, 2015. For example, maximum passenger charges increased from U.S.$8.50 per departing passenger to U.S.$19.34 per departing passenger. Thereafter, regulated aeronautical charges will be reviewed every five years, with charges adjusted by U.S. CPI annually. See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s maximum regulated charges and the procedures for setting maximum regulated charges for future periods.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 22.4%, 24.1% and 22.8% of total revenues in 2013, 2014 and 2015, respectively (in 2013, 2014 and 2015, non-aeronautical revenues represented 24.5%, 25.4% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues). Non-aeronautical revenues per terminal passenger were Ps.50.5, Ps.54.4 and Ps.61.0 in 2013, 2014 and 2015, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

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

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Revenues

	Year ended December 31,
	2013			2014			2015(1)
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Businesses operated by third parties:
Leasing of space(2)	Ps.	105.8	9.0%	Ps.	120.2	9.0%	Ps.	145.5	7.9%
Car rentals		101.1	8.6		105.6	7.9		147.4	8.0
Food and beverage operations		103.1	8.8		112.4	8.4		169.8	9.2
Retail operations		93.5	8.0		103.2	7.7		175.9	9.5
Duty-free operations		115.6	9.9		115.2	8.6		247.6	13.4

	Year ended December 31,
	2013			2014			2015(1)
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Timeshare operators		107.8	9.2		109.5	8.2		139.6	7.5
Ground transportation		53.6	4.6		62.9	4.7		86.9	4.7
Communications and financial services		29.5	2.5		29.2	2.2		39.2	2.1
Other		17.5	1.5		17.7	1.3		30.4	1.6

Total businesses operated by third parties:		727.5	62.1		776.0	58.0		1,182.3	63.9

Businesses operated directly by us:
Car parking charges		221.0	18.9		230.0	17.2		251.5	13.6
Advertising		87.3	7.5		100.1	7.5		121.8	6.6
VIP lounges		24.2	2.1		38.2	2.9		65.0	3.5
Convenience stores		16.1	1.4		39.7	3.0		81.5	4.4

Total businesses operated directly by us:		348.7	29.8		408.0	30.5		519.8	28.1
Recovery of costs(3)		94.4	8.1		154.2	11.5		147.2	8.0

Total non-aeronautical revenues	Ps.	1,170.5	100.0%	Ps.	1,338.2	100.0%	Ps.	1,849.3	100.0%

Other Information:
Total terminal passengers (millions)		23.2			24.7			30.3
Non-aeronautical revenues per terminal passenger	Ps.	50.5		Ps.	54.2		Ps.	61.0
Change in non-aeronautical revenues per terminal passenger (year-on-year)			6.6%			7.2%			12.6%
Car parking charges per terminal passenger	Ps.	9.5		Ps.	9.3		Ps.	8.3
Change in car parking charges per terminal passenger (year-on-year)			4.4%			(2.4)%			(10.9)%

(1)	Includes information for the Montego Bay airport for the period from April 1 to December 31, 2015.
(2)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

In 2015, revenues from non-aeronautical services in our airports accounted for 22.8% of the total revenues generated by our airports (in 2015, non-aeronautical revenues represented 25.4% of the sum of aeronautical and non-aeronautical revenues). In contrast, we believe that revenues from commercial activities may account for up to 40% or more of the consolidated revenues of many leading privatized airports. While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2013 to 2015), except in the years in which the maximum tariffs are reset. In recent years, non-aeronautical revenues per terminal passenger have increased 12.6% (from Ps.54.2 in 2014 to Ps.61.0 in 2015, during which time the number of terminal passengers increased 22.7%), while our cost of services per workload unit has increased 10.8% (from Ps.43.7 in 2014 to Ps.48.5 in 2015), resulting in non-aeronautical services contributing more to our results of operations.

Non-aeronautical revenues per terminal passenger show the average revenue generated by the commercial areas of our airports, and it is calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. Therefore if non-aeronautical revenues decline proportionately less than the decline in the number of terminal passengers during a period, non-aeronautical revenues per terminal passenger will increase despite the decrease in non-aeronautical revenues. Non-aeronautical revenues per terminal passenger are principally affected by:

•	recovery of rights to certain businesses that we previously did not operate;

•	opening of new commercial space at our airports;

•	the level of passenger traffic; and

•	the exchange rate between the Mexican peso and the U.S. dollar. This exchange rate affects our contracts that are denominated in U.S. dollars, which mainly consist of lease contracts for timeshare developers, car rentals, duty-free services and certain lease contracts for food and beverages and retail operations.

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

We estimate that approximately 95% of our current commercial agreements with third-party tenants (representing approximately 60.7% of our total non-aeronautical revenues) are arranged as royalty-based contracts based on the nature of our tenants’ operations. Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

During 2013, 2014 and 2015, non-aeronautical revenues were Ps.1,170.5 million, Ps.1,338.5 million and Ps.1,849.3 million, respectively, representing an increase of 14.4% in 2014 and 38.2% in 2015. During 2015, non-aeronautical revenues increased more than terminal passengers, which increased 26.9%. In 2015, non-aeronautical revenues per terminal passenger increased from Ps.50.5 per passenger in 2013 and Ps.54.4 per passenger in 2014 to Ps.61.0 per passenger in 2015, representing an increase of 7.2% from 2013 to 2014 and an increase of 12.6% from 2014 to 2015.

Recognition of Revenues from Improvements to Concession Assets

IFRIC 12 requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets in relation with the concession’s obligation to perform improvements as established in the Master Development Programs in Mexico and Capital Development Program in Jamaica. Revenues represent the value of the exchange between ourselves and the respective government with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs in Mexico and Capital Development Program in Jamaica, and in exchange, the respective government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs in Mexico and Capital Development Program in Jamaica should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs and Capital Development Program are included in the tariffs. Therefore we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs and Capital Development Program.

Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. In 2013, we recognized Ps.440.7 million in revenues from improvements to concession assets. This represented a decrease of 22.7% as compared to 2012 due to lower investment commitments under our Master Development Programs for 2013. In 2014, we recognized Ps.281.9 million in revenues from improvements to concession assets. This represented a decrease of 36.0% as compared to 2013 due to lower investment commitments under our Master Development Programs for 2014. In 2015, we recognized Ps.838.6 million in revenues from improvements to concession assets. This represented an increase of 197.5% as compared to 2014, due to higher investment commitments under our Master Development Programs. During 2015, MBJA did not report any revenues or costs from improvements to concession assets.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2013		2014		2015(1)
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	390.6	Ps.	393.5	Ps.	502.8	27.8%
Maintenance		200.2		223.7		302.2	35.1%
Safety, security and insurance		173.7		192.9		249.8	29.5%
Utilities		141.9		147.8		192.2	30.0%
Other		222.6		203.6		311.3	52.9%
Total cost of services		1,129.0		1,161.6		1,558.3	34.1%
Technical assistance fees		171.5		194.2		236.5	21.8%
Concession taxes		237.7		261.6		483.1	84.7%
Depreciation and amortization:
Depreciation(2)		164.6		216.5		206.7	(4.5)%
Amortization(3)		718.6		708.7		949.7	34.0%
Total depreciation and amortization		883.2		925.2		1,156.4	25.0%
Other income		(7.4)		(43.4)		(254.6)	486.3%

		2,414.0		2,499.2		3,179.7	27.2%
Cost of improvements to concession assets		440.7		281.9		838.6	197.5%

Total operating costs	Ps.	2,854.7	Ps.	2,781.1	Ps.	4,018.3	44.5%

Other Information:
Total workload units (thousands)(4)		24,842.6		26,551.6		32,151.4	21.1%
Cost of services per workload unit	Ps.	45.4	Ps.	43.7	Ps.	48.5	10.8%
Cost of services / the sum of aeronautical and non-aeronautical revenues (5)		23.6%		22.1%		21.4%

(1)	Includes information for the Montego Bay airport for the period from April 1 to December 31, 2015.
(2)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(3)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(4)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(5)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

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

Our cost of services per workload unit was Ps.45.4 in 2013, Ps.43.7 in 2014 and Ps.48.5 in 2015, a decrease of 3.7% from 2013 to 2014 and increase of 10.8% from 2014 to 2015. In 2015, cost of services per workload unit increased 10.8%, as a result of a larger increase in cost of service than the corresponding increase in total workload units. Cost of service increased 34.1%, and total workload units increased 21.1%. Cost of services increased primarily due to the consolidation of MBJA, which had cost of services of Ps.260.6 million, and cost of services of Ps.136.1 million for our Mexican airports. Our increase in costs of services for our Mexican airports was mainly due to a Ps.34.1 million increase in maintenance, a Ps.31.6 million increase in employee costs, a Ps.15.6 million increase in utilities, a Ps.10.4 million increase in safety, security and insurance costs, and an increase in other costs, driven primarily by (i) an increase of Ps.37.7 million for professional fees for legal defense and corporate consulting relating to the acquisition of DCA, as well as the development of projects to build or renovate a hotel, offices and commercial areas, (ii) an increase of Ps.22.1 million in costs for supplies for convenience stores and VIP lounges in 2015 and (iii) an increase of Ps.8.0 million in reserves for doubtful accounts in Mexico. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased 380 basis points from 52.5% in 2014 to 56.3% in 2015.

Technical Assistance Fees

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). In 2013, 2014 and 2015, this fee was Ps.171.5 million, Ps.194.2 million and Ps.234.9 million, respectively. The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. The commercial revenues represented 25.4% in 2014 and 25.4% in 2015, of the sum of aeronautical and non-aeronautical revenues, approximately.

MBJA had a technical assistance agreement with Vantage which expired on April 3, 2015. Under such agreement, Vantage provided management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. In the period from April 1 to December 31, 2015, this fee amounted to Ps.1.6 million.

Concession Taxes

Mexican Concession Tax

We are subject to the Mexican Federal Duties Law, which requires each of our Mexican airports to pay a concession tax to the Mexican government currently equal to 5% of the gross annual revenues (excluding revenues from improvements to concession assets) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. In 2013, 2014 and 2015, this tax amounted to Ps.237.7 million, Ps.261.6 million and Ps.312.0 million, respectively. The concession tax rate may vary on an annual basis as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If Mexico’s Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the SCT; however, there can be no assurance that the SCT would approve our request.

Jamaican Concession Taxes

Under the terms of the concession agreement and the relevant tax legislation, MBJA is required to pay a monthly concession fee per workload unit, subject to annual adjustments based on increases in the U.S. CPI, to the Jamaican government to allow it to use and develop the assets subject to the concession. The concession fee applied in 2015 was U.S.$2.73 per workload unit serviced. MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the concession agreement. This additional concession fee considers the period from April to March of each year, with payment required yearly. In the period from April 1 to December 31, 2015, the sum of these monthly and annual concession fees was Ps.171.1 million.

According to the concession agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan or other payment to MBJA’s shareholders. To date, MBJA’s IRR Hurdle has not been reached.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs. Moreover, in 2013, 2014 and 2015, we wrote off the remaining balance of certain additions to and construction of facilities carried out since the beginning of our concession, as they were replaced with new investments as required under the Master Development Program. The amounts of these write offs were Ps.3.4 million in 2013, Ps.11.9 million in 2014. In 2015, we did not write off any amounts. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

Depreciation and Amortization of Jamaican Assets

MBJA’s depreciation and amortization expenses primarily reflect the amortization of its investment in the Montego Bay airport, the value of certain fixed assets it acquired pursuant to the investment requirements under the Capital Development Program and amortization of the Montego Bay airport concession’s fair value. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

Cost of Improvements to Concession Assets

In conformity with our Master Development Programs in Mexico and the Capital Development Program in Jamaica, we have to invest in additions and upgrades to our concession assets, and these investments are reflected according to IFRIC 12. In our case, because we hire third parties to provide construction and upgrade services, our costs reflect the amounts paid to third parties, and we do not recognize a premium on the cost of services. Because revenues from improvements to concession assets are equal to the cost of improvements to concession assets, the application of IFRIC 12 does not have a cash impact on our results.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis.

Our effective tax rates in 2013, 2014 and 2015 were 3%, 18.7% and 23.4%, respectively. In 2015, our effective tax rate increased 470 basis points as compared to 2014, resulting from an increase in our current tax expense derived from an increase in our earnings before income taxes of 31.2%. In 2014, our effective tax rate increased 1,540 basis points as compared to 2013, resulting primarily from the one-time effects of the 2014 Mexican Fiscal Reform on changes in the Mexican income tax rates (increasing from 28% to 30%), as well as the elimination of the “IETU” flat corporate tax in Mexico (Impuesto Empresarial a Tasa Única), which impacted our deferred income tax balances in 2013. We paid Ps.607.8 million, Ps.758.3 million and Ps.930.7 million in corporate taxes in 2013, 2014 and 2015, respectively, representing 26.2%, 27.5% and 25.7%, of our earnings before taxes.

Taxation in Mexico

Beginning January 1, 2008, as a result of changes in the Mexican tax law, Mexican companies had to pay the greater of their income tax (30% for 2011 to 2013) or IETU, which replaced the asset tax. IETU was calculated by applying a tax rate, which since 2010 had been 17.5%, to income based on cash flows. This cash flow income was determined by taking authorized deductions (excluding wages, social security contributions, interest expense and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law. The IETU tax law established that the excess of the income tax over the asset tax could be recovered during the ten years following the implementation of the IETU tax law by up to 10% of the total asset tax carryforward at December 31, 2007 each year, provided that this amount did not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three years preceding December 31, 2007. Beginning in 2014, as a result of the 2014 Fiscal Reform, the IETU was repealed. However, the asset tax carryforwards can continue to be recovered as previously established. The income tax rate was also set at 30% for 2014 and subsequent years.

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

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes, which resulted in our ability to recover tax on assets previously determined to be unrecoverable, and our financial projections for 2008 to 2017, we recognized Ps.354.9 million in 2007 associated with a previously paid recoverable tax on assets. In 2013, we increased the recoverable tax on assets by Ps.5.2 million, based on revised financial projections from 2014 to 2017. The recoverable tax on assets decreased Ps.57.2 million due to a refund requested and received in 2013. In 2014, we increased the recoverable tax on assets by Ps.3.0 million, based on revised financial projections from 2015 to 2017. The recoverable tax on assets decreased Ps.61.6 million due to a refund requested and received in 2014. In 2015, we increased the recoverable tax on assets by Ps.3.2 million, based on revised financial projections from 2016 to 2017.

Taxation in Jamaica

Jamaican companies, including MBJA, are required to pay corporate income tax on taxable profit, employer taxes on certain employee costs and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this entire employer tax credit is clawed back if any dividends are paid to shareholders in the subsequent fiscal year. For the period from April 1 to December 31, 2015, MBJA incurred approximately U.S.$5.5 million in corporate income tax liabilities, of which U.S.$2.2 million were paid off in the same period and the remainder was paid off in March 2016.

Employee Profit Sharing

Employee Profit Sharing in Mexico

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

Employee Profit Sharing in Jamaica

MBJA is not subject to an employee profit sharing regime.

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted to Ps.4.2 million in 2013, Ps.4.4 million in 2014 and Ps.4.7 million in 2015.

Employee Retirement Plans in Jamaica

MBJA participates in a defined contribution pension scheme, the assets of which are held in a separate fund administered by a trustee. Under this contribution pension scheme MBJA pays fixed contributions to the fund, which are funded by payments from employees and the company. MBJA’s contributions are charged to the statement of comprehensive income for the relevant year to which they relate.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2013	2014	2015
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	0.5%	12.9%	16.7%
Mexican inflation rate(2)	4.0%	4.1%	2.1%
U.S. inflation rate(3)	1.5%	0.8%	0.7%
Increase in Mexican GDP(4)	1.1%	2.1%	2.5%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.13.0765 per U.S.$1.00 as of December 31, 2013, Ps.14.7180 per U.S.$1.00 as of December 31, 2014 and Ps.17.1950 per U.S.$1.00 as of December 31, 2015.
(2)	Based on changes in the Mexican CPI from the previous period, as reported by INEGI. The Mexican CPI at year-end was 111.508 in 2013, 116.059 in 2014, and 118.532 in 2015.
(3)	As reported by the U.S. Bureau of Labor Statistics.
(4)	In real terms, as reported by INEGI on February 2, 2016.

The general condition of the Mexican economy, changes in the value of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Depreciation and amortization expense. According to IFRS, if inflation rates over a three-year period approach or exceed 100.0%, the incorporation of inflation in an entity’s financial statements becomes necessary. Therefore, non-monetary assets would be restated, and as a result depreciation and amortization of those assets would be higher, negatively affecting our net income.

•	Passenger charges. Passenger charges for international passengers are currently denominated in U.S. dollars, but are invoiced and collected in pesos. Meanwhile, passenger charges for domestic passengers are denominated in pesos. Consequently, an appreciation of the peso against the U.S. dollar could cause declines in our revenues from passenger charges for international passengers and consequently our aeronautical revenues. This would also produce a decline in peso-denominated revenues when compared with the previous year, because our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid for in Mexican pesos based on the average exchange rate for the month prior to each flight on which the charge is incurred.

•	Finance income (cost). As required by IFRS, our finance income (cost) reflects gains or losses from foreign exchange and gains and losses from interest earned or incurred, and as a consequence a depreciation or appreciation of the peso would impact the finance income (cost).

•

Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2013, 2014 and 2015, we collected passenger charges from airlines within an average period of 59, 60 and 57 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SCT at least three times. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S. dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

•	Non-aeronautical revenues. In addition, some of our non-aeronautical revenue contracts are denominated and invoiced in U.S. dollars; however, some of them are collected in Mexican pesos. Consequently, an appreciation of the peso against the U.S. dollar would cause declines in our revenues from these U.S. dollar-denominated contracts.

Results of Operations by Subsidiary

Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta international airports, which handle the majority of our international passengers. We determine profitability per airport by dividing income from operations at each airport by total revenues for that airport. Operating margins at our Tijuana airport historically have been lower than at our other principal airports because the maximum rates applicable to aeronautical services provided at our Tijuana airport are lower than those applicable to our other principal airports. This results from the amortization of our concession relative to the level of revenues being much higher at our Tijuana airport than at our other principal airports because the original concession value assigned to Tijuana International Airport was proportionately higher.

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations by Subsidiary

	Year ended December 31,
	2013		2014		2015
	(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	1,313,433	Ps.	1,432,498	Ps.	1,647,398
Non-aeronautical services		383,074		426,012		491,395
		1,696,507		1,858,510		2,138,793
Improvements to concession assets(5)		239,182		194,903		126,606
Total revenues		1,935,689		2,053,413		2,265,399
Total costs		878,901		881,510		913,658
Costs of operations(4)		403,263		428,405		516,939
Cost of improvements to concession(5)		239,182		194,904		126,606
Depreciation and amortization		236,456		246,144		264,975
Other expense		0		12,057		5,138
Income from operations		1,056,789		1,171,903		1,351,741
Operating margin(1)		54.60%		57.07%		59.67%

Tijuana:
Revenues:
Aeronautical services	Ps.	546,309	Ps.	568,992	Ps.	702,069
Non-aeronautical services		136,413		164,611		190,578
		682,722		733,603		892,647
Improvements to concession assets(5)		9,433		4,016		278,716
Total revenues		692,155		737,619		1,171,363
Total costs		367,456		383,402		688,270
Costs of operations(4)		227,182		241,461		271,254
Cost of improvements to concession(5)		9,433		4,016		278,716
Depreciation and amortization		130,842		135,101		133,101
Other expense (income)		0		2,824		5,199
Income from operations		324,698		354,217		483,093
Operating margin(1)		46.91%		48.02%		41.24%
Los Cabos:
Revenues:
Aeronautical services	Ps.	604,215	Ps.	599,879	Ps.	723,994
Non-aeronautical services		335,339		331,469		400,131
		939,554		931,348		1,124,125
Improvements to concession assets(5)		13,872		46,079		116,250
Total revenues		953,427		977,427		1,240,375
Total costs		426,274		463,466		577,288
Costs of operations(4)		247,345		253,890		284,980
Cost of improvements to concession(5)		13,872		46,078		116,250
Depreciation and amortization		165,055		187,048		169,624
Other expense		0		(23,550)		6,434
Income from operations		527,153		513,961		663,087
Operating margin(1)		55.29%		52.58%		53.46%
Montego Bay: (6)
Revenues:
Aeronautical services		n/a		n/a	Ps.	731,576
Non-aeronautical services		n/a		n/a		264,130
		n/a		n/a		995,707
Improvements to concession assets(5)		n/a		n/a		0
Total revenues		n/a		n/a		995,707
Total costs		n/a		n/a		654,404
Costs of operations(4)		n/a		n/a		433,803
Cost of improvements to concession(5)		n/a		n/a		0
Depreciation and amortization		n/a		n/a		220,601
Other expense (income)		n/a		n/a		0
Income from operations		n/a		n/a		341,302
Operating margin(1)		n/a		n/a		34.28%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	460,433	Ps.	545,916	Ps.	688,403
Non-aeronautical services		166,496		199,685		256,281
		626,930		745,601		944,684
Improvements to concession assets(5)		23,716		14,576		41,325
Total revenues		650,646		760,177		986,009
Total costs		346,353		361,637		409,323
Costs of operations(4)		195,946		216,508		236,114
Cost of improvements to concession(5)		23,716		14,575		41,325
Depreciation and amortization		126,690		127,914		132,076
Other expense (income)		0		2,640		(192)
Income from operations		304,293		398,540		576,686
Operating margin(1)		46.77%		52.43%		58.49%

Guanajuato:
Revenues:
Aeronautical services	Ps.	163,010	Ps.	202,486	Ps.	266,422
Non-aeronautical services		40,808		60,343		79,994
		203,818		262,829		346,416
Improvements to concession assets(5)		7,009		1,496		27,971
Total revenues		210,827		264,324		374,387
Total costs		128,666		132,124		169,223
Costs of operations(4)		80,877		89,293		97,502
Cost of improvements to concession(5)		7,009		1,496		27,971
Depreciation and amortization		40,780		41,806		43,390
Other expense (income)		0		(471)		360
Income from operations		82,161		132,200		205,164
Operating margin(1)		38.97%		50.01%		54.80%
Hermosillo:
Revenues:
Aeronautical services	Ps.	173,831	Ps.	173,872	Ps.	199,116
Non-aeronautical services		40,139		54,920		59,838
		213,970		228,702		258,954
Improvements to concession assets(5)		78		6,637		56,975
Total revenues		214,048		235,338		315,929
Total costs		127,888		144,678		205,595
Costs of operations(4)		84,360		94,038		102,437
Cost of improvements to concession(5)		78		6,637		56,975
Depreciation and amortization		43,351		43,985		45,364
Other expense		0		18		819
Income from operations		86,160		90,660		110,334
Operating margin(1)		40.25%		38.52%		34.92%
Other Airport Subsidiaries(2):
Revenues:
Aeronautical services	Ps.	355,385	Ps.	402,184	Ps.	460,044
Non-aeronautical services		68,221		101,503		106,905
		423,606		503,687		566,949
Improvements to concession assets(5)		147,437		14,168		190,793
Total revenues		571,043		517,855		757,741
Total costs		549,449		422,235		640,098
Costs of operations(4)		272,450		287,297		308,325
Cost of improvements to concession(5)		147,437		14,169		190,792
Depreciation and amortization		129,562		133,536		137,816
Other expense (income)		0		(12,767)		3,165
Income from operations		21,594		95,620		117,643
Operating margin(1)		3.78%		13.10%		15.53%
Other Subsidiaries(3):
Total costs		30,053		(7,988)		(239,550)
Costs of operations(4)		26,724		6,500		26,497
Depreciation and amortization		10,400		9,686		9,488
Other expense (income)		(7,453)		(24,177)		(275,535)
Income (loss) from operations		(30,053)		7,988		239,550
Total:
Revenues:
Aeronautical services	Ps.	3,616,616	Ps.	3,925,736	Ps.	5,419,022
Non-aeronautical services		1,170,492		1,338,542		1,849,252
		4,787,108		5,264,278		7,268,274
Improvements to concession assets(5)		440,728		281,874		838,635
Total revenues		5,227,836		5,546,152		8,106,909
Total costs		2,854,659		2,781,063		4,018,309
Costs of operations(4)		1,538,149		1,617,393		2,277,851
Cost of improvements to concession(5)		440,728		281,874		838,635
Depreciation and amortization		883,235		925,220		1,156,435
Other income		(7,453)		(43,424)		(254,612)
Income from operations		2,373,177		2,765,089		4,088,600
Operating margin(1)		45.4%		49.9%		50.4%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports.
(3)	Other subsidiaries data reflects the results of operations of our principal holding company as well as those of our administrative, operating and car parking services providers.
(4)	Cost of operations includes cost of services, technical assistance fees and concession taxes.
(5)	Corresponds to recognition of revenues and costs pursuant to IFRIC 12.
(6)	Includes information for the Montego Bay airport for the period from April 1 through December 31, 2015.

Summary Historical Results of Operations

As a result of our acquisition of DCA, our summary consolidated financial and operating information for the fiscal year ended December 31, 2015 includes the consolidation of MBJA from April 1, 2015. Therefore, financial and operating information for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating information for prior fiscal years.

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2013		2014		2015
	Amount		Amount		Amount	% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	3,616,616	Ps.	3,925,736	Ps. 5,419,022	38.0%
Non-aeronautical services		1,170,492		1,338,542	1,849,252	38.2%
		4,787,108		5,264,278	7,268,274	38.1%
Improvements to concession assets		440,728		281,874	838,635	197.5%
Total revenues		5,227,836		5,546,152	8,106,909	46.2%
Operating costs:
Cost of services		1,128,951		1,161,588	1,558,258	34.1%
Technical assistance fees		171,470		194,228	236,507	21.8%
Concession taxes		237,728		261,577	483,086	84.7%
Depreciation and amortization		883,235		925,220	1,156,435	25.0%
Other income		(7,453)		(43,424)	(254,612)	486.3%
Cost of improvements to concession assets		440,728		281,874	838,635	197.5%
Total costs		2,854,659		2,781,663	4,018,309	44.5%
Income from operations		2,373,177		2,765,089	4,088,600	47.9%
Finance income (cost)
Interest income, net		(54,922)		(15,225)	(118,415)	677.8%
Exchange gain (loss), net		3,763		7,235	(338,395)	(4777.5)%
Net finance (cost) income		(51,159)		(7,990)	(456,810)	5617.1%
Share of loss of associate		n/a		n/a	(13,704)	100%
Income before income taxes		2,322,018		2,757,099	3,618,086	31.2%
Income tax expense		75,788		514,579	847,309	64.7%
Profit for the year		2,246,230		2,242,520	2,770,777	23.6%
Other comprehensive income
Exchange differences on translating foreign operations		n/a		n/a	482,394	100.0%
Total comprehensive income for the year		2,246,230		2,242,520	3,253,171	45.1%
Profit for the year attributable to:
Controlling interest		2,246,230		2,242,520	2,726,020	21.6%
Non-controlling interesting		n/a		n/a	44,757	100.0%
Profit for the year		2,246,230		2,242,520	2,770,777	23.6%
Total comprehensive income for the year
Controlling interest		2,246,230		2,242,520	3,141,513	40.1%
Non-controlling interesting		n/a		n/a	111,658	100.0%
Total comprehensive income for the year		2,246,230		2,242,520	3,253,171	45.1%
Other operating data (unaudited):
Operating margin(1)		45.4%		49.9%	50.4%
Net margin(2)		43.0%		40.4%	34.2%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenues

Total revenues for 2015 increased 46.2%, from Ps.5,546.2 million in 2014 to Ps.8,106.9 million in 2015, mainly due to the consolidation of MBJA, which had total revenues of Ps.995.7 million. The total revenue increase comprised an increase of Ps.1,493.3 million in aeronautical services revenues, an increase of Ps.510.7 million in non-aeronautical services revenues and an increase of Ps.556.7 in revenues from improvements to concession assets as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased 38.0%, from Ps.3,925.7 million in 2014 to Ps.5,419.0 million in 2015, primarily due to the consolidation of MBJA, which had an aeronautical services revenues of Ps.731.6 million, in addition to an increase of Ps.761.4 million, or 19.4%, in revenues in our Mexican airports as a result of an increase in total passenger traffic and the tariff adjustment for 2015. During 2015, revenues in our Mexican airports from passenger charges increased 20.6% or Ps.693.2 million, primarily driven by a 12.6% increase in passengers that paid passenger charges and the increase in specific tariffs as of January 1, 2015. Revenues in our Mexican airports from aircraft landing and parking fees increased 11.5%, or Ps.39.6 million, while revenues from the leasing of spaces to airlines for ticket counter, airport security, complementary services and passenger walkaway charges increased 13.9% or Ps.28.9 million.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues for 2015 increased by Ps.510.7 million, or 38.2%, from Ps.1,338.5 million in 2014 to Ps.1,849.3 million in 2015, mainly due to the consolidation of MBJA, which had non-aeronautical services revenues of Ps.264.1 million. Revenues from businesses operated directly by us in our Mexican airports increased by Ps.103.9 million, or 25.4%, mainly due to an increase of Ps.41.7 million, or 105.1%, in revenues from convenience stores (related to the opening of nine new convenience stores), as well as an increase of Ps.26.7 million, or 69.8%, from VIP lounges (related to the opening of two new lounges). Revenues from businesses operated by third parties in our Mexican airports increased by Ps.162.2 million, or 20.9%, primarily driven by revenues from duty-free stores, leasing of space, food and beverage, timeshare developers, ground transportation and car rental companies, which together increased by Ps.155.3 million, or 28.7%.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets in 2015 increased Ps.556.7 million, or 197.5%, from Ps.281.9 million in 2014 to Ps.838.6 million in 2015. The main factor that determines the change in revenues from improvements to concession assets from 2014 to 2015 is the beginning of a new Master Development Program for the 2015-2019 period, which represents the greatest committed investment for us to date. During 2015, the main commitments of improvements to concession assets included: (i) the expansion of the terminals at our Guadalajara, La Paz, Mexicali and Los Cabos airports and (ii) the adaptation of the Tijuana terminal for the cross-border bridge and the construction of the bridge. During 2015, MBJA did not undertake improvements to concession assets.

Revenues by Airport

Total revenues at most of our airports increased, mainly due to the increase in aeronautical services revenues.

At the Guadalajara airport, revenues increased by 10.3% or Ps.212.0 million, from Ps.2,053.4 million in 2014 to Ps.2,265.4 million in 2015 (revenues increased 15.1%, or Ps.280.3 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased 15.0% or Ps.214.9 million, from Ps.1,432.5 million in 2014 to Ps.1,647.4 million in 2015, due to a Ps.210.3 million or 17.2% increase in passenger charges driven by a 12.1% increase in passenger traffic. Non-aeronautical revenues increased 15.3% or Ps.65.4 million, from Ps.426.0 million in 2014 to Ps.491.4 million in 2015, primarily due to a Ps.36.6 million increase in revenues from businesses operated by third parties, such as leasing of space, food and beverage operations, car rentals, duty-free stores and retail operations. Revenues from business lines operated by us increased Ps.28.7 million, principally as a result of increased revenues related to the operation of the baggage screening systems, advertising and VIP lounges. Revenues from improvements to concession assets decreased Ps.68.3 million (an increase of 15.1% taking into account only revenues from aeronautical and non-aeronautical services).

At the Tijuana airport, revenues increased by 58.8% or Ps.433.7 million, from Ps.737.6 million in 2014 to Ps.1,171.4 million in 2015, mainly due to a Ps.274.7 million increase in revenues from improvements to concession assets from Ps.4.0 million in 2014 to Ps.278.7 million in 2015. Aeronautical revenues increased 23.4% or Ps.133.1 million, from Ps.569.0 million in 2014 to Ps.702.1 million in 2015 (revenues increased 21.7% taking into account only revenues from aeronautical and non-aeronautical services). This increase was due to an increase in passenger charges of Ps.115.6 million as well as in revenues from landing and aircraft parking charges, which together increased Ps.12.7 million, and, to a lesser extent, an increase in airport security charges, leasing of space to airlines and complementary services, which together increased Ps.4.8 million. Non-aeronautical revenues increased by 15.8% or Ps.26.0 million, from Ps.164.6 million in 2014 to Ps.190.6 million in 2015, primarily due to an increase of Ps.12.5 million from business lines operated by us, including car parking, VIP lounges, advertising and operation of the baggage screening systems, as well as an increase of Ps.13.5 million in revenues from business lines operated by third parties, including from leasing of space, food and beverage operations, retail operations and car rentals and leasing.

At the Los Cabos airport, revenues increased by 26.9% or Ps.263.0 million, from Ps.977.4 million in 2014 to Ps.1,240.4 million in 2015, mainly due to an increase of aeronautical revenues by 20.7% or Ps.124.1 million, from Ps.599.9 million in 2014 to Ps.724.0 million in 2015. This increase was mainly due to a Ps.118.4 million or 23.8% increase in passenger charges driven by a 11.2% increase in passenger traffic, and increases in landing charges, aircraft parking charges, leasing of space to airlines and airport security charges totaling Ps.5.7 million. Non-aeronautical revenues increased by 20.7% or Ps.68.7 million, from Ps.331.5 million in 2014 to Ps.400.1 million in 2015, primarily due to a Ps.57.3 million increase in revenues from business lines operated by third parties, including food and beverage operations, car rentals, leasing of space to timeshare developers and duty-free operations, as well as a Ps.11.4 million increase in revenues from business lines operated by us, including convenience stores and VIP lounges. Revenues from improvements to concession assets increased Ps.70.2 million.

At the Montego Bay airport, total revenues were Ps.995.7 million for the period from April 1 through December 31, 2015. Aeronautical revenues amounted to Ps.731.6 million for the period from April 1 through December 31, 2015 (representing 73.5% over total revenues), mainly due to passenger charges for Ps.417.2 million, complementary service providers for Ps.170.4 million and landing charges for Ps.70.6 million. Non-aeronautical revenues were Ps.264.1 million for the period from April 1 through December 31, 2015 (representing 26.5% over total revenues), primarily due to Ps.236.5 million in revenues from businesses operated by third parties, such as leasing of space, food and beverage operations, car rentals, duty-free store and retail operations. Revenues from business lines operated by us amounted to Ps.27.6 million, principally as a result of revenues related to the operation of the baggage screening systems and advertising. MBJA did not record revenues from improvements to concession assets for the period from April 1 through December 31, 2015.

At the Puerto Vallarta airport, revenues increased by 29.7% or Ps.225.8 million, from Ps.760.2 million in 2014 to Ps.986.0 million in 2015, mainly due to a 26.1% or Ps.142.5 million increase in aeronautical revenues, from Ps.545.9 million in 2014 to Ps.688.4 million in 2015 (revenues increased by 26.7%, or Ps.199.1 million, taking into account only revenues from aeronautical and non-aeronautical services). This increase was due to an increase in passenger charges of Ps.143.3 million, itself caused principally by a 14.9% increase in passenger traffic, whereas revenues from complementary services provided and airport security charges increased in the aggregate by Ps.6.0 million, and partially offset by a combined decrease of Ps.6.8 million in landing and aircraft parking charges and leasing of space. Non-aeronautical revenues increased by 28.3%, or Ps.56.6 million, from Ps.199.7 million in 2014 to Ps.256.3 million in 2015, primarily due to a Ps.42.4 million increase in revenues from businesses operated by third parties, including retail operations, leasing of space to timeshare developers, car rentals and duty-free store, as well as an increase in revenues from business lines operated by us of Ps.14.2 million, including revenues related to the operation of the baggage screening systems, convenience stores and VIP lounges. Revenues from improvements to concession assets increased Ps.26.7 million in 2015, as compared to 2014.

At the Guanajuato airport, revenues increased by 41.6% or Ps.110.1 million, from Ps.264.3 million in 2014 to Ps.374.4 million in 2015, mainly due to a 31.6% or Ps.63.9 million increase in aeronautical revenues, from Ps.202.5 million in 2014 to Ps.266.4 million in 2015 (revenues increased 31.8%, or Ps.83.6 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 31.6%, or Ps.63.9 million, from Ps.202.5 million in 2014 to Ps.266.4 million in 2015, mainly due to a 22.1% increase in passenger traffic. Non-aeronautical revenues increased by 32.6%, or Ps.19.7 million, from Ps.60.3 million in 2014 to Ps.80.0 million in 2015. This increase is a result of a Ps.11.5 million increase in revenues from businesses operated by us, such as advertising, car parking charges and the operation of the baggage screening systems, as well as a Ps.8.2 million increase in revenues from businesses operated by third parties, including the leasing of space, car rentals and retail operations. The revenues from improvements to concession assets increased Ps.26.5 million in 2015, as compared to 2014.

At the Hermosillo airport, revenues increased by 34.2% or Ps.80.6 million, from Ps.235.3 million in 2014 to Ps.315.9 million in 2015, primarily due to a Ps.50.3 million increase in revenues from improvements to concession assets, from Ps.6.6 million in 2014 to Ps.56.9 million in 2015 (revenues increased 13.2%, or Ps.30.3 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues increased by 14.6% or Ps.25.3 million, from Ps.173.8 million in 2014 to Ps.199.1 million in 2015, mainly due to a 1.7% increase in passenger traffic. Non-aeronautical revenues increased by 9.0% or Ps.4.9 million, from Ps.54.9 million in 2014 to Ps.59.8 million in 2015, primarily due to a Ps.3.4 million increase in revenues from business lines operated by us, including the operation of the baggage screening systems, advertising, convenience stores and VIP lounges, as well as due to a Ps.1.5 million increase in revenues from business lines operated by third parties, primarily resulting from the leasing of space, car rentals, and ground transportation.

Revenues at our other six Mexican airports increased by 46.3% or Ps.239.9 million, from Ps.517.9 million in 2014 to Ps.757.7 million in 2015, mainly due to an increase of 1,246.5%, or Ps.176.6 million, from Ps.14.2 million in 2014 to Ps.190.8 million in 2015, in revenues from improvements to concession assets (revenues increased 12.6%, or Ps.63.3 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues at these airports increased by 14.4% or Ps.57.9 million, from Ps.402.2 million in 2014 to Ps.460.0 million in 2015, mainly due to a 9.0% increase in passenger traffic. Non-aeronautical revenues increased by 5.3% or Ps.5.4 million, from Ps.101.5 million in 2014 to Ps.106.9 million in 2015, primarily due to a Ps.2.6 million increase in revenues from businesses operated by us, including advertising, car parking charges and the operation of the baggage screening systems, as well as a Ps.2.8 million increase in revenues from businesses operated by third parties, including the leasing of space, car rentals and communications services.

Operating Costs

Total operating costs during 2015 increased by Ps.1.2 billion, or 44.5%, compared to 2014, mainly due to the consolidation of MBJA, which had operating expenses of Ps.653.7 million. This amount primarily comprises depreciation and amortization costs of Ps.220.6 million (which included the amortization of the Montego Bay airport concession’s fair value by Ps.116.9 million), concession tax costs of Ps.171.1 million, employee costs of Ps.77.6 million, utilities costs of Ps.60.5 million, safety, security and insurance costs of Ps.46.4 million and maintenance costs of Ps.44.3 million. The value of the Montego Bay airport concession was determined from the fair value of the DCA and MBJA acquisition. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Fair Value of the DCA Acquisition Assets.” Operating costs for our Mexican airports in 2015 increased by Ps.583.5 million, or 21.0%, compared to 2014.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps.396.7 million, or 34.1%, from Ps.1.2 billion in 2014 to Ps.1.6 billion in 2015 primarily due to the consolidation of MBJA, which had cost of services of Ps.262.2 million. Employee costs increased 27.8%, or Ps.109.2 million, mainly due to the consolidation of Ps.77.6 million for the Montego Bay airport. Maintenance expenses increased 35.1%, or Ps.78.5 million, mainly due to Ps.44.4 million for the Montego Bay airport, caused by routine maintenance on runways, security equipment, machinery and equipment, in addition to major maintenance undertaken in certain operational areas. Safety, security and insurance expenses increased 29.5%, or Ps.56.8 million, mainly due to the consolidation of Ps.46.4 million expenses at the Montego Bay airport, as a result of an increase in security. Utility expenses increased 30.0%, or Ps.44.4 million, mainly due to the consolidation of MBJA which had an electricity cost of Ps.60.5 million. Other expenses increased 52.9%, or Ps.107.7 million (taking into account Ps.33.4 million of other expenses for the Montego Bay airport), mainly due to increases in professional fees for legal defense and corporate consulting relating to the acquisition of DCA, as well as the development of projects to build or renovate a hotel, offices and commercial areas.

Cost of services for our Mexican airports increased by Ps.136.1 million, or 11.7%, in 2015 compared to 2014. The change in cost of services for these airports was composed primarily of the following factors:

•	Other operating expenses increased by Ps.75.6 million, or 37.1%, compared to 2014, due to an increase in professional services fees of Ps.37.7 million, in addition to an increase of Ps.22.1 million in supplies for convenience stores and VIP lounges, a Ps.8.0 million increase in the reserve for doubtful accounts and other supplies of Ps.2.9 million.

•	Maintenance costs increased by Ps.34.1 million, or 15.3%, compared to 2014, mainly due to maintenance of checked baggage inspection equipment, operating areas, air conditioning, computer equipment, replacement of baggage equipment parts and building cleaning services.

•	Employee costs increased by Ps.31.6 million, or 8.0%, compared to 2014, mainly due to an increase in wages and salaries.

•	Safety, security and insurance expenses increased by Ps.10.5 million, or 5.4% compared to 2014, mainly due to increased security costs for our terminals.

•	Utility costs declined by Ps.15.6 million, or 10.9%, compared to 2014, mainly due to a decline in electricity consumption resulting from cost control initiatives implemented at the airports as well as the decrease in electricity rates.

The main Mexican airport that contributed to the increase in the cost of services for 2015 was the Guadalajara airport. The cost of services at our Guadalajara airport increased from Ps.428.4 million in 2014 to Ps.516.9 million in 2015, or 20.6%, mainly as a result of 13.4% increase in expenses of maintenance by the expansion of the terminal.

Technical Assistance Fees

The technical assistance fees increased 21.8%, or Ps.42.3 million, from Ps.194.2 million in 2014 to Ps.236.5 million in 2015. This increase was mainly due to an increase in our consolidated income from operations, which is used to calculate the technical assistance fee due to AMP. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

As a result of increased revenues (excluding revenues from improvements to concession assets as they do not form part of income for purposes of the government concession tax), government concession taxes increased 84.7%, from Ps.261.6 million in 2014 to Ps.483.1 million in 2015. This increase was mainly due to the consolidation of MBJA, which had concession taxes of Ps.171.1 million.

Depreciation and Amortization

Depreciation and amortization increased 25.0%, or Ps.231.2 million, from Ps.925.2 million in 2014 to Ps.1.2 billion in 2015, mainly due to the consolidation of MBJA which had an amortization expense of Ps.220.6 million (including the amortization of the Montego Bay Airport concession’s fair value by Ps.116.9 million), and, to a lesser extent, the growth in infrastructure resulting from our fulfillment of our Master Development Programs and our commitment to provide better services to our clients.

Other Expense (Income)

Other income in 2015 increased by Ps.211.2 million, mainly due to the recognition of the Ps.189.8 million for bargain purchase gain from the determination of the fair value for the acquisition of DCA and MBJA. This is a one-time effect that is explained further under “Critical Accounting Policies – Fair Value of the DCA Acquisition Assets” below. Other income also increased due to other services provided by DCA of Ps.30.4 million, which was partially offset by the cost of repairs caused by natural disasters, net of the insurance recovery, for Ps.7.6 million, among others.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets in 2015 increased Ps.556.8 million, or 197.5%, from Ps.281.9 million in 2014 to Ps.838.6 million in 2015. The primary factor influencing the increase in cost of improvements to concession assets from 2014 to 2015 was the change in amounts allocated in our Master Development Programs for 2015 as compared to 2014. MBJA did not undertake any improvements to concession assets at the Montego Bay airport in 2015.

Operating Costs by Airport

Operating costs for the Guadalajara airport were Ps.913.7 million in 2015, a 3.6%, or Ps.32.1 million, increase from the Ps.881.5 million recorded in 2014. This increase was primarily due to a

18.5%, or Ps.81.6 million, increase in the cost of services, mainly in utilities, safety, security and insurance and maintenance, as well as a Ps.18.8 million increase in depreciation and amortization (operating costs increased Ps.100.4 million, or 14.6%, without including the cost of improvements to concession assets). The increase was partially offset by a Ps.68.3 million decrease in the cost of improvements to concession assets from Ps.194.9 million in 2014 to Ps.126.6 million in 2015.

Operating costs for the Tijuana airport increased Ps.304.9 million, or 79.5%, to Ps.688.3 million in 2015 from Ps.383.4 million in 2014. This increase was mainly due to a Ps.274.7 million increase in the cost of improvements to concession assets from Ps.4.0 million in 2014 to Ps.278.7 million, and, to a lesser extent, an increase of 13.1%, or Ps.32.2 million, in the cost of operation mainly in safety, security and insurance, professional services and other expenses, from Ps.244.3 million in 2014 to Ps.276.5 million in 2015. This increase was partially offset by a Ps.2.0 million decrease in depreciation and amortization. Operating costs increased 8.0%, or Ps.30.2 million, without including improvements to concession assets.

Operating costs for the Los Cabos airport increased 24.6%, or Ps.113.8 million, to Ps.577.3 million in 2015 from the Ps.463.5 million recorded in 2014. This increase was mainly due to a 152.3%, or Ps.70.2 million, increase in the cost of improvements to concession assets from Ps.46.1 million in 2014 to Ps.116.3 million in 2015, as well as due to a 26.5%, or Ps.61.0 million, increase in the cost of operation mainly in safety, security and insurance, services and other expenses, from Ps.230.4 million in 2014 to Ps.291.4 million in 2015. The increase was partially offset by a Ps.17.4 million decrease in depreciation and amortization, mainly due to remodeling costs required following terminal damage caused by Hurricane Odile in 2014. Operating costs increased 10.5%, or Ps.43.6 million, without including improvements to concession assets.

Operating costs for the Montego Bay airport were Ps.653.7 million for the period from April 1 through December 31, 2015, comprising Ps.433.8 million operating cost (representing 66.3% over total costs) mainly cost of services, including employee costs, maintenance costs, utilities, security costs and insurance premiums, and depreciation and amortization expenses of Ps.220.6 million. MBJA did not record any improvements to concession assets at the Montego Bay airport for the period from April 1 through December 31, 2015.

Operating costs for the Puerto Vallarta airport increased 13.2%, or Ps.47.7 million, to Ps.409.3 million in 2015 from Ps.361.6 million in 2014. This increase was primarily due to a 183.5%, or Ps.26.8 million, increase in the cost of improvements to concession assets, as well as a 7.6%, or Ps.16.8 million, increase in the cost of services, driven by an increase in the cost of supplies for convenience stores and maintenance cost. Operating costs increased 6.0%, or Ps.20.9 million, without including of improvements to concession assets.

Operating costs for the Guanajuato airport increased 28.1% or Ps.37.1 million, from the Ps.132.1 million recorded in 2014 to Ps.169.2 million in 2015. This increase was primarily due to a Ps.26.5 million increase in the cost of improvements to concession assets from Ps.1.5 million in 2014 to Ps.28.0 million in 2015. The cost of services increased 10.2%, or Ps.9.0 million, mainly in maintenance costs, which was partially offset by a decrease in the cost of supplies for convenience stores, and depreciation and amortization increased Ps.1.6 million. Operating costs increased 8.1%, or Ps.10.6 million, without including improvements to concession assets.

Operating costs for the Hermosillo airport increased 42.1%, or Ps.60.9 million, to Ps.205.6 million in 2015 from the Ps.144.7 million recorded in 2014. This increase was due to a 758.5%, or Ps.50.4 million, increase in the cost of improvements to concession assets from Ps.6.6 million in 2014 to Ps.57.0 million in 2015. The cost of services increased Ps.9.2 million, mainly in maintenance and the cost of supplies for convenience stores, and depreciation and amortization increased Ps.1.4 million. Operating costs increased 7.7%, or Ps.10.6 million, without including improvements to concession assets.

Operating costs for our six other Mexican airports increased 42.2%, or Ps.190.1 million, from the Ps.450.0 million recorded in 2014 to Ps.640.1 million in 2015. This increase was primarily due to a 1246.5% or Ps.176.6 million increase in the cost of improvements to concession assets from Ps.14.2 million in 2014 to Ps.190.8 million in 2015. Additionally, the cost of services increased Ps.37.0 million, and depreciation and amortization increased Ps.4.3 million. Operating costs increased 3.1%, or Ps.13.5 million, without including improvements to concession assets.

Operating Income

Operating income increased 47.9%, or Ps.1.3 billion, from Ps.2.8 billion in 2014 to Ps.4.1 billion in 2015. This increase was due to higher revenue in 2015 and the consolidation of MBJA, (which contributed Ps.341.3 million), which was partially offset by increases in expenses. Our operating margin increased 50 basis points, from 49.9% in 2014 to 50.4% in 2015 (taking into account only the sum of aeronautical and non-aeronautical revenues, the operating margin increased 380 basis points in 2015, from 52.5% to 56.3%).

Operating margin is calculated by dividing income from operations at each airport by total revenues for that airport. Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta airports, which handle the majority of our international passengers. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because the maximum rates applicable to aeronautical services provided at our Tijuana airport are lower than those applicable to our other principal airports. This results from the amortization of our concession relative to the level of revenues being much higher at our Tijuana airport than at our other principal airports due to the fact that the original concession value assigned to the Tijuana airport was proportionately higher.

Operating Income by Airport

Operating income for the Guadalajara airport increased by 15.3%, or Ps.179.8 million, from Ps.1.2 billion in 2014 to Ps.1.4 billion in 2015, mainly due to an increase in aeronautical and non-aeronautical revenues of Ps.280.3 million. Additionally, operating costs increased Ps.32.1 million and depreciation and amortization increased Ps.18.8 million. The operating margin increased 260 basis points, from 57.1% to 59.7% (operating margin increased 10 basis points, from 63.1% to 63.2%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Tijuana airport increased by 36.4%, or Ps.128.9 million, from Ps.354.2 million in 2014 to Ps.483.1 million in 2015, primarily due to an increase in aeronautical and non-aeronautical revenues as a result of an increase in passenger traffic. The operating margin decreased 680 basis points from 48.0% to 41.2% (operating margin increased 580 basis points to 54.1% from 48.3%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Los Cabos airport increased by 29.0%, or Ps.149.1 million, from Ps.514.0 million in 2014 to Ps.663.1 million in 2015, primarily due to an increase in aeronautical and non-aeronautical revenues. The operating margin increased 90 basis points from 52.6% to 53.5% (operating margin increased 380 basis points, to 59.0% from 55.2%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Montego Bay airport was for Ps.341.3 million for the period from April 1 through December 31, 2015, primarily due to aeronautical and non-aeronautical revenues, which were greater than the operating costs. The operating margin was 34.3%, taking into account the sum of aeronautical and non-aeronautical revenues only.

Operating income for the Puerto Vallarta airport increased by 44.7%, or Ps.178.2 million, from Ps.398.5 million in 2014 to Ps.576.7 million in 2015, mainly due to an increase in aeronautical and non-aeronautical revenues as a result of the increase in passenger traffic greater than the corresponding increase in operating costs. The operating margin increased 610 basis points from 52.4% to 58.5% (operating margin increased 750 basis points to 61.0% from 53.5%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Guanajuato airport increased 55.2%, or Ps.73.0 million, from Ps.132.2 million in 2014 to Ps.205.2 million in 2015, primarily due to an increase in aeronautical and non-aeronautical revenues. The operating margin increased 480 basis points from 50.0% to 54.8% (operating margin increased 890 basis points from 50.3% to 59.2%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for the Hermosillo airport increased by 21.7%, or Ps.19.7 million, from Ps.90.7 million in 2014 to Ps.110.3 million in 2015, primarily due to an increase in aeronautical and non-aeronautical revenues. The operating margin decreased 360 basis points from 38.5% to 34.9% (operating margin increased 300 basis points from 39.6% to 42.6%, taking into account the sum of aeronautical and non-aeronautical revenues only).

Operating income for our six other Mexican airports increased 73.4%, or Ps.49.8 million, from Ps.67.8 million in 2014 to Ps.117.6 million in 2015. The change in operating income was primarily due to a higher percentage increase in the sum of aeronautical and non-aeronautical revenues as compared to our fixed costs.

Finance Income (Cost)

Our financial cost increased by Ps.448.8 million in 2015 with respect to 2014, from an expense of Ps.8.0 million in 2014 to an expense of Ps.456.8 million in 2015. This increase was mainly due to the foreign exchange rate loss of Ps.344.3 million in 2015 regarding 2014, from an income of Ps.7.2 million in 2014 to an expense of Ps.337.1 million in 2015, as a result of a peso depreciation from Ps.14.71 per U.S. dollar at December 31, 2014 to Ps.17.20 per U.S. dollar at December 31, 2015, derived from the U.S.$191.0 million U.S. dollar-denominated loan obtained in connection with the acquisition of DCA, which was partially offset by the exchange rate gain of Ps.35.9 million in 2015. The effect of the foreign exchange rate loss was partially offset by the recognition of Ps.482.4 million in revenues from currency translation effects in 2015, recognized within other comprehensive income, in accordance with applicable norms. Additionally, we incurred the following financial expenses: (i) Ps.138.9 million in interest expense paid on loans for capital investments in Mexico; (ii) Ps.36.2 million in financing interest expenses related to MBJA’s debt and (iii) Ps.23.4 financing interest expenses paid for the acquisition of DCA. These expenses were partially offset by an increase in interest income of Ps.80.1 million.

Income Taxes

As compared with 2014, income taxes increased by Ps.332.7 million, from Ps.514.6 million in 2014 to Ps.847.3 million in 2015. MBJA’s income tax expense was Ps.74.1 million, while the Mexican airports’ current tax increased by Ps.195.4 million and deferred tax decreased by Ps.63.2 million due to a 2.1% inflation rate in 2015 as compared to a 4.1% inflation rate in 2014. Income taxes for 2015 principally consisted of the following: (i) current income tax expense for the year of Ps.1,030.0 million, an increase of Ps.269.5 million from 2014 to 2015; and (ii) a deferred income tax benefit decrease from Ps.245.9 million in 2014 to Ps.182.7 million in 2015. Our effective tax rate increased from 19% in 2014 to 23% in 2015.

Net Income and Comprehensive Income Attributable to Controlling Interest

Net income and comprehensive income increased by 45.1%, or Ps.1.01 billion, from Ps.2.24 billion in 2014 to Ps.3.25 billion in 2015, mainly due to a Ps.1,323.5 million increase in operating income comprising a Ps.792.3 million increase in our Mexican airports’ operating income, a Ps.341.5 million increase from the consolidation of the Montego Bay airport and a Ps.189.7 increase due to bargain purchase gain from the acquisition of DCA. This effect was offset by a Ps.269.5 million increase in income taxes and a $63.2 million decrease in deferred tax. Our net margin decreased from 40.4% in 2014 to 34.2% in 2015 (taking into account only aeronautical and non-aeronautical revenues, net margin decreased to 38.1% from 42.6%).

Statement of Financial Position

The consolidation of DCA had a positive impact on the following items in the Company’s financial statements as of December 31, 2015: cash and cash equivalents of Ps.439.0 million, trade accounts receivable of Ps.80.8 million, equipment and machinery of Ps.413.7 million, improvements to concession assets of Ps.1,996.0 million, and airport concessions of Ps.2,912.9 million.

Total liabilities increased by Ps.6,317.2 million compared to the same period in 2014. This increase was primarily due to (i) the U.S.$191.0 million (Ps.3,286.4 million) bridge loan obtained for the acquisition of 100% of DCA’s shares, (ii) a Ps.850.0 million increase in capital market debt for capital expenditures financing, (iii) MBJA financial debt of Ps.663.9 million, (iv) deferred tax liabilities of Ps.818.8 million due to the Montego Bay airport’s concession assets, (v) accounts payable of Ps.336.6 million, (vi) deposits received in guarantee of Ps.128.3 million, (vii) income taxes payable of Ps.99.4 million and (viii) concession taxes payable of Ps.79.1 million, among other liabilities.

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

Aeronautical Services Revenues

Aeronautical services revenues increased 8.5%, from Ps.3,616.6 million in 2013 to Ps.3, 925.7 million in 2014, primarily due to a 6.7% increase in passenger traffic compared to 2013, a 4.24% increase in the Mexican PPI, excluding petroleum, and a 2.05% increase in specific tariffs as of May 2, 2014. Revenues from passenger charges increased 9.7% or Ps.298.0 million, primarily driven by a 6.7% increase in passengers that paid passenger charges and the increase in specific tariffs as of May 2, 2014. During 2014, revenues from aircraft landing and parking fees increased 2.3%, or Ps.7.6 million, while revenues from the leasing of spaces to airlines for ticket counter, airport security and back office space and complementary services increased 1.7%, or Ps.3.5 million.

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

At the Tijuana airport, revenues increased by 6.6% or Ps.45.5 million, from Ps.692.2 million in 2013 to Ps.737.6 million in 2014, mainly due to a 4.2% or Ps.22.7 million increase in aeronautical revenues, from Ps.546.3 million in 2013 to Ps.569.0 million in 2014 (revenues increased 7.5% taking into account only revenues from aeronautical and non-aeronautical services). This increase was due to an increase in passenger charges of Ps.24.0 million as well as in revenues from landing and aircraft parking charges, which together increased Ps.0.4 million, and was offset by a decrease in airport security charges, leasing of space to airlines and complementary services, which together decreased Ps.1.7 million. Non-aeronautical revenues increased by 20.7% or Ps.28.2 million, from Ps.136.4 million in 2013 to Ps.164.6 million in 2014, primarily due to an increase of Ps.22.7 million from business lines operated by us, including car parking, VIP lounges, advertising and operation of the baggage screening systems. In addition, revenues from business lines operated by third parties increased Ps.5.5 million, including from leasing of space, food and beverage operations, retail operations and car rentals and leasing. Revenues from improvements to concession assets decreased Ps.5.4 million.

At the Los Cabos airport, revenues increased by 2.5% or Ps.24.0 million, from Ps.953.4 million in 2013 to Ps.977.4 million in 2014, mainly due to an increase of Ps.32.2 million in revenues from improvements to concession assets. This increase, in turn, was offset by the impact of Hurricane Odile, which caused the airport to suspend commercial operations for 18 days and subsequently affected the number of passengers flying to the area (revenues decreased 0.9%, or Ps.8.2 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues decreased by 0.7% or Ps.4.3 million, from Ps.604.2 million in 2013 to Ps.599.9 million in 2014, due to decreases in landing charges, aircraft parking charges, leasing of space to airlines and airport security charges totaling Ps.4.4 million, mainly due to the impact of Hurricane Odile. Non-aeronautical revenues decreased by 1.2% or Ps.3.9 million, from Ps.335.3 million in 2013 to Ps.331.5 million in 2014, primarily due to a Ps.3.0 million decrease in revenues from business lines operated by us, including convenience stores, revenues related to the operation of the baggage screening systems, advertising and VIP lounges, as well as a Ps.0.8 million decrease in revenues from business lines operated by third parties, including leasing of space, food and beverage operations, car rentals, leasing of space to timeshare developers and duty-free operations. These decreases were mainly due to the temporary closure of the airport during and after Hurricane Odile.

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

Revenues at our other six Mexican airports decreased by 9.3% or Ps.53.2 million, from Ps.571.0 million in 2013 to Ps.517.9 million in 2014, mainly due to a decrease of 90.4%, or Ps.133.3 million, from Ps.147.4 million in 2013 to Ps.14.2 million in 2014, in revenues from improvements to concession assets (revenues increased 18.9%, or Ps.80.1 million, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical revenues at these airports increased by 13.2% or Ps.46.8 million, from Ps.355.4 million in 2013 to Ps.402.2 million in 2014, mainly due to a 11.3% increase in passenger traffic and a 2.05% increase in tariffs, due to inflation. Non-aeronautical revenues increased by 48.8% or Ps.33.3 million, from Ps.68.2 million in 2013 to Ps.101.5 million in 2014, primarily due to a Ps.30.0 million increase in revenues from businesses operated by us, including increases in advertising, car parking charges and revenues related to the operation of the baggage screening systems, as well as a Ps.3.3 million increase in revenues from businesses operated by third parties, including the leasing of space, car rentals and communications services.

Operating Costs

Operating costs at our Mexican airports decreased by Ps.73.6 million, or 2.6%, mainly due to the 36.0% decrease in the cost of improvements to concession assets described below. The decrease in cost of improvements to concession assets was mostly offset by a Ps.32.6 million, or 2.9%, increase in cost of services and a Ps.42.0 million, or 4.8%, increase in depreciation and amortization described below.

Cost of Services

Cost of services, which is composed of employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps.32.6 million, or 2.9%, from Ps.1.1 billion in 2013 to Ps.1.2 billion in 2014. Maintenance expenses increased 11.7%, or Ps.23.5 million, mainly due to routine maintenance on runways, security equipment, machinery and equipment, in addition to major maintenance undertaken in certain operational areas. Safety, security and insurance expenses increased 11.0%, or Ps.19.2 million, mainly due to an increase in security. Utility expenses increased 4.2%, or Ps.5.9 million, mainly due to an increase in electricity rates and higher consumption of electricity as a result of the expansion of our terminals and the operation of new baggage screening system equipment. Employee costs increased 0.8%, or Ps.2.9 million. This increase was partially offset by a decrease of 8.5%, or Ps.18.9 million, in other costs, mainly due to decreases in professional fees related to legal defense and corporate consulting.

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

Concession Tax

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

Operating costs for the Tijuana airport increased Ps.15.9 million, or 4.3%, to Ps.383.4 million in 2014 from Ps.367.5 million in 2013. This increase was due to a 7.5%, or Ps.17.1 million, increase in the cost of operation mainly in utilities and safety, security and insurance, from Ps.227.2 million in 2013 to Ps 244.3 million in 2014, and an increase of Ps.4.3 million in depreciation and amortization. The increase was partially offset by a Ps.5.4 million decrease in the cost of improvements to concession assets from Ps.9.4 million in 2013 to Ps.4.0 million in 2014. Operating costs increased 6.0%, or Ps.21.4 million, without including improvements to concession assets.

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

Operating costs for the Puerto Vallarta airport increased 4.4%, or Ps.15.3 million, to Ps.361.6 million in 2014 from Ps.346.4 million in 2013. This increase was primarily due to an 11.8%, or Ps.23.2 million, increase in the cost of services, mainly due to an increase in the cost of supplies for convenience stores and maintenance cost. The increase was partially offset by a Ps.9.1 million increase in the cost of improvements to concession assets. Operating costs decreased 7.6%, or Ps.24.4 million, without including of improvements to concession assets.

Operating costs for the Hermosillo airport increased 13.1%, or Ps.16.8 million, to Ps.144.7 million in 2014 from the Ps.127.9 million recorded in 2013. This increase was due to an 8430.6% or

Ps.6.6 million increase in the cost of improvements to concession assets from Ps.0.1 million in 2013 to Ps.6.6 million in 2014. The cost of services increased Ps.9.7 million, mainly in maintenance and the cost of supplies for convenience stores, and depreciation and amortization increased Ps.0.5 million. Operating costs increased 8.0%, or Ps.10.2 million, without including improvements to concession assets.

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

Operating Income

Operating income increased 16.5%, or Ps.391.9 million, from Ps.2.4 billion in 2013 to Ps.2.8 billion in 2014. This increase was due to higher revenue in 2014, which was partially offset by increases in expenses. Our operating margin increased 446 basis points, from 45.4% in 2013 to 49.9% in 2014 (taking into account only the sum of aeronautical and non-aeronautical revenues, the operating margin increased 432 basis points in 2014, from 49.6% to 52.5%).

Operating margin is calculated by dividing income from operations at each airport by total revenues for that airport. Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta airports, which handle the majority of our international passengers. Operating margins at our Tijuana airport historically have been lower than at our other principal airports because the maximum rates applicable to aeronautical services provided at our Tijuana airport are lower than those applicable to our other principal airports. This results from the amortization of our concession relative to the level of revenues being much higher at our Tijuana airport than at our other principal airports due to the fact that the original concession value assigned to the Tijuana airport was proportionately higher.

Operating Income by Airport

Operating income for the Guadalajara airport increased by 10.9%, or Ps.115.1 million, from Ps.1,056.8 million in 2013 to Ps.1,171.9 million in 2014, mainly due to an increase in aeronautical and non-aeronautical revenues of Ps.162.0 million. Additionally, operating costs increased Ps.37.2 million and depreciation and amortization increased Ps.9.7 million. The operating margin increased 248 basis points, from 54.6% to 57.1% (operating margin increased 76 basis points, from 62.3% to 63.1%, taking into account the sum of aeronautical and non-aeronautical revenues only).

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

Operating income for the Puerto Vallarta airport increased by 31.0%, or Ps.94.2 million, from Ps.304.3 million in 2013 to Ps.398.5 million in 2014, mainly due to an increase in aeronautical and non-aeronautical revenues as a result of the increase in passenger traffic greater than the corresponding increase in operating costs. The operating margin increased 566 basis points from 46.8% to 52.4% (operating margin increased 492 basis points to 48.6% from 53.5%, taking into account the sum of aeronautical and non-aeronautical revenues only).

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

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we did not incur any significant indebtedness until 2007. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our Master Development Programs, and the excess of our cash flow has been added to our accumulated cash balances. In 2014, we decided to modify our leverage strategy to rely more heavily on debt issuances on the Mexican capital markets while continuing to use working capital and resources expected to be generated from operations. On April 1, 2015, we consolidated MBJA’s results of operations, including net debt in the amount of U.S.$21.4 million. In our opinion, our working capital is sufficient for our present requirements.

As of December 31, 2013, 2014 and 2015, we had Ps.2.2 billion, Ps.1.6 billion and Ps.3.0 billion, respectively, of cash and cash equivalents. As of December 31, 2013, we had Ps.410.4 million of financial investments held for trading purposes and we recorded no financial investments held for trading purposes as of December 31, 2014 and 2015.

Cash Flows

In 2015, we generated Ps.4.9 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: (i) dividend payments of Ps.1.7 billion (Ps.956.5 million on August 21, 2015 and Ps.788.4 million on November 4, 2015); (ii) a capital distribution of Ps.1.4 billion on May 15, 2015; (iii) payment of income taxes by Ps.930.7 million; and (iv) cost of debt by Ps.177.8 million.

In 2014, we generated Ps.3.5 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: (i) dividend payments of Ps.1.6 billion (Ps.1.2 billion on May 22, 2014 and Ps.397.5 million on July 4, 2014); (ii) a capital distribution of Ps.1.5 billion on May 8, 2014; (iii) capital expenditures of approximately Ps.106.8 million in machinery, equipment and improvements to our airport facilities; and (iv) share repurchases of approximately Ps.69.3 million in shares.

In 2013, we generated Ps.3.0 billion from operating activities, principally reflecting income from operations after taking into consideration the effect of our non-monetary assets, such as depreciation and amortization. Income generated from operations was mainly used to make: (i) dividend payments of Ps.1.2 billion (Ps.907.5 million on April 25, 2013 and Ps.302.5 million on November 27, 2013); (ii) capital expenditures of approximately Ps.192.7 million in machinery, equipment and improvements to our airport facilities; and (iii) share repurchases of approximately Ps.276.7 million in shares.

Indebtedness

As of December 31, 2015, we were in compliance with all covenants stipulated by these credit agreements.

Indebtedness in Mexico

On May 26, 2011 and June 6, 2011, we entered into a Ps.1.0 billion line of credit with HSBC and a Ps.551.4 million line of credit with Banamex, respectively, represented by unsecured credit agreements with cross guarantees provided by the individual airports, for our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and Guanajuato airports. These two lines served to finance working capital and capital investments previously committed pursuant to our Master Development Programs at these airports for the years 2011 and 2012. On November 23, 2012 and April 10, 2013, we contracted additional Ps.287.8 million and Ps.459.4 million loans with BBVA Bancomer for these airports in order to repay prior lines of credit with other banks. During the months of January and February 2015, we prepaid each of these loans in full.

On November 28, 2014, we opened a revolving credit line with Scotiabank for a total of Ps.1,741.0 million to pre-pay prior bank loans. Credit taken under this line bore interest at the variable 28-day TIIE rate plus 57 basis points, with a single payment of the principal 180 days after the disbursement and monthly interest payments. During the months of January and February 2015, we prepaid this line of credit in full.

In 2014, we decided to modify our leverage strategy to rely more heavily on debt issuances on the Mexican capital markets while continuing to use working capital and resources expected to be generated from operations. In 2014, we obtained new funds through a bank loan of Ps.1.4 billion for use in connection with our capital expenditures in 2014 and to pre-pay prior bank loans. On February 20, 2015, we made our debut issuance of long-term debt securities on the Mexican market for a total of Ps.2.6 billion, the proceeds from which were used to repay in full our outstanding bank debt of Ps.1.7 billion and to finance capital investments set forth in the Master Development Program for 2015. The long-term debt securities were issued in two tranches with the following terms: (i) eleven million five-year debt securities issued under the ticker symbol “GAP 15” at a nominal value of Ps.100 each, for a total value of Ps.1.1 billion, on which interest will be payable every 28 days at a variable rate of 28-day TIIE plus 24 basis points, and the principal will be payable at maturity on February 14, 2020; and (ii) fifteen million ten-year debt securities issued under the ticker symbol “GAP 15-2” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest will be payable every 182 days at a fixed rate of 7.08%, and the principal will be payable at maturity on February 7, 2025.

In April 2015, we borrowed a total of U.S.$191.0 million through bridge loans with Scotiabank and BBVA Bancomer, with which we financed 100% of the acquisition of DCA. On May 19, 2015, we signed two new credit agreements with Scotiabank for a total of U.S.$191.0 million at the variable one-month LIBOR rate plus 70 basis points for the refinancing of the bridge loans obtained in April 2015. On August 19, 2015, we signed a new U.S.$95.0 million loan agreement with BBVA Bancomer, at the variable one-month LIBOR rate plus 60 basis points and due at maturity six months from disbursement, in order to prepay U.S.$95.0 million of the loan obtained on May 19, 2015 with Scotiabank for the acquisition of DCA. On September 24, 2015, we signed two new credit agreements for the refinancing of the bridge loans obtained for the acquisition of DCA. The new loans, also from Scotiabank and BBVA Bancomer, amount to U.S.$191.0 million and are due at maturity in five years. On January 19 and February 15, 2016, we paid off the bridge loans with Scotiabank and BBVA Bancomer for U.S.$96.0 million and U.S.$95.0 million, respectively. These loans were paid with funds obtained from new five-year loans obtained on the same respective dates with Scotiabank and BBVA Bancomer for U.S.$95.5 million each, at the variable one-month LIBOR rate plus 99 and 105 basis points, respectively.

On January 29, 2016, we issued another eleven million GAP 15 debt securities for a total value of Ps.1.1 billion. This issuance is the first reopening of the GAP 15 debt securities originally issued on February 20, 2015, and has the same characteristics as the original issuance except for the issuance date and placement price. The proceeds from this issuance were allocated to finance investments set forth in the Company’s Master Development Program for 2016.

Indebtedness in Jamaica

On September 14, 2007, MBJA entered into a loan with the International Finance Corporation (“IFC”) for up to U.S.$20.0 million. The loan bears interest at a variable rate of 6-month LIBOR plus 392 basis points, with semi-annual principal and interest payments and final maturity in February 2019. As of December 31, 2015, the balance outstanding under this facility amounted to U.S.$11.8 million (Ps.203.4 million).

As part of the IFC loan transaction described above, MBJA entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million and U.S.$0.5 million, in June 2007 and February 2009, respectively. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without fixed maturity, and are subject to prepayment restrictions.

On December 12, 2012, MBJA entered into a second loan with IFC for U.S.$13.5 million. The loan bears interest at a variable rate of 6-month LIBOR plus 450 basis points, with semi-annual principal and interest payments and final maturity five years from each disbursement. As of December 31, 2015, the balance outstanding under this facility amounted to U.S.$12.7 million (Ps.219.4 million).

Capital Expenditures

For the years ended December 31, 2013, 2014 and 2015, we had total capital expenditures of Ps.686.3 million, Ps.620.3 million and Ps.1.1 billion, respectively. During 2013, 2014 and 2015, 17.3%, 17.2% and 4.2%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and from the indebtedness described above.

Capital Expenditures in Mexico

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders is required to present a Master Development Program for approval by the SCT every five years. Each Master Development Program includes investment commitments (including capital expenditures and improvements) applicable to us as the concession holder for the succeeding five-year period. Once approved by the SCT, these commitments become binding obligations under the terms of our Mexican concessions.

In December 2009, the SCT approved our Master Development Programs for each of our Mexican airports for the 2010 to 2014 period. This five-year program was in effect from January 1, 2010 until December 31, 2014. In December 2014, the SCT approved our Master Development Programs for each of our Mexican airports for the 2015 to 2019 period. This five-year program is in effect from January 1, 2015 until December 31, 2019.

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For the 2013, 2014 and 2015, the total of our investments allocated but unpaid were Ps.135.4 million, Ps.86.3 million and Ps.221.2 million, respectively.

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
(thousands of pesos) (1)
2015	Ps. 1,126,893
2014	620,266
2013	686,270

(1)	Expressed in nominal pesos.

In 2015, we spent Ps.1.1 billion on capital expenditures in Mexico, primarily for expansion and remodeling of terminal buildings and improvements to runways and aprons at our Morelia, Guadalajara and Puerto Vallarta airports and acquisition of fire trucks at all airports. In 2014, we spent Ps.620.3 million on capital expenditures, primarily for expansion and remodeling of terminal buildings and improvements to runways and aprons at our Guadalajara airport and for the border crossing at our Tijuana airport. In 2013, we spent Ps.686.3 million on capital expenditures, principally for expansion and remodeling of terminal buildings and improvements to runways and aprons at the Guadalajara, Los Cabos, Tijuana, La Paz and Manzanillo airports.

Capital Expenditures in Jamaica

Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges together with investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s concession agreement). Upon the JCAA’s approval of the new maximum regulated charges, these commitments become binding obligations under the terms of MBJA’s concession.

In November 2014, the JCAA approved new maximum regulated charges that assume capital investments (including scheduled maintenance) for the period from April 2015 to March 2020 estimated to cost approximately U.S.$38.0 million. It is our understanding that, under the terms of the concession agreement with the AAJ, these committed capital investments must be met over the 5-year period and not on an annual basis. In 2015, MBJA made investments of approximately U.S.$0.7 million in capital expenditures, which was fully dedicated to the replacement of equipment.

Share Repurchase Program

In the aggregate, as of December 31, 2015, we held 35,424,453 shares in our treasury worth approximately Ps.1.7 billion, at an average price of Ps.48.93 per share; as of April 10, 2016, we held 35,424,453 shares at an average price of Ps.48.93 per share.

At the General Ordinary Shareholders’ Meeting held on April 16, 2013, a share repurchase program for Series B shares was approved for a maximum amount of Ps.640 million for the twelve months following April 16, 2013. During that period, we repurchased 5,145,053 shares at an average price of Ps.67.26 for Ps.346.1 million.

At the General Ordinary Shareholder’s Meeting held on April 23, 2014, a share repurchase program for Series B shares was approved for a maximum amount of Ps.400 million for the twelve months following April 23, 2014. During that period, we did not repurchase any shares.

At the General Ordinary Shareholder’s Meeting held on April 21, 2015, a share repurchase program for Series B shares was approved for a maximum amount of Ps.850 million for the twelve months following April 21, 2015. During that period, we did not repurchase any shares.

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

Income Taxes

In conformity with IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At year-end for 2013, 2014 and 2015, we recorded, within the deferred income tax asset, an estimated amount of recoverable asset tax paid of Ps.291.7 million, Ps.233.1 million and Ps.168.1 million, respectively, based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. As a result of changes in Mexican tax law (see “Item 5, Operating and Financial Review and Prospects – Overview – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring in 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports, and for ourselves, which has ten years to apply its tax loss. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Based on our financial projections, up to December 31, 2015, we will recognize deferred income taxes based on that expectation. In 2013, 2014 and 2015, we reduced the recoverable income taxes paid on dividends for a total amount of Ps.0.5 million, Ps.32.6 million and Ps.11.4 million, respectively, as we did not believe we would recover those amounts in future years. Every year we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

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

Accounting for the Concession

We believe we have carried out a comprehensive implementation of the standards applicable to the accounting treatment of our concession and have determined that, among others IFRIC 12 is applicable to us. We treat our investments related to improvements and upgrades to be performed in connection with our Master Development Programs and Capital Development Program under the intangible asset model established by IFRIC 12 and do not recognize a provision for maintenance, as all investments required by the Master Development Programs and Capital Development Program, regardless of their nature, directly increase the maximum tariff per traffic unit. Accordingly, all amounts invested under the Master Development Programs and Capital Development Program have a direct correlation to the amount of fees we will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues we will be able to generate. As a result, we define all expenditures associated with investments required by the Master Development Programs and Capital Development Program as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the Master Development Programs and Capital Development Program is mandatory, as well as the fulfillment of the maximum tariff and therefore, in case of a failure to meet any one of these obligations (Master Development Program or Capital Development Program amounts or maximum tariff or maximum regulated charges), we could be subject to sanctions and our Mexican concessions or MBJA’s concession could be revoked. See “Item 4, Information on the Company – Regulatory Framework – General Obligations of Concession Holders.”

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

Fair Value of the DCA Acquisition Assets

Under IFRS 3 – Business Combinations, an acquirer of a business accounts for the acquisition of a control position using the “acquisition method,” which generally recognizes the assets acquired and liabilities assumed at their acquisition-date fair values.

As a result of the DCA acquisition, we completed our measurement of the acquisition-date fair values of the acquired assets and assumed liabilities. DCA’s participation in SCL, however, was not recognized because the Santiago de Chile airport concession’s term expired on September 30, 2015; we expect to recover approximately Ps.85.0 million from SCL by 2017 through dividend and capital repayments.

Using this “acquisition method,” we measured an acquisition-date fair value of Ps.3.97 billion for the net assets held by DCA and MBJA, comprising a non-controlling interest of Ps.852.8 million and a net asset value for our controlling interest of Ps.3.12 billion. This acquisition-date fair value net asset amount, when compared to the total payment amount of Ps.2.93 billion at the acquisition date, generates a bargain purchase gain in fair value of Ps.189.7 million, which is recognized in our consolidated statement of Profit or Loss and Other Comprehensive Income under Other Income.

Recently Issued Accounting Standards

The following are new or revised International Financial Reporting Standards that have been issued but are not yet effective:

Standard	Effective as of
IFRS 14 – Regulatory Deferral Accounts	January 1, 2016
Amendments to IFRS 11 – Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 1 – Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41 – Agriculture: Bearer Plants	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception	January 1, 2016
Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
IFRS 15 – Revenue from Contracts with Customers	January 1, 2017
IFRS 9 – Financial Instruments	January 1, 2018
IFRS 16 – Leases	January 1, 2019

Our consolidated financial statements contemplate the effects of IFRS 9, IFRS 15 and IFRS 16. At the date of this report, we have not fully assessed the effects of adopting the other new standards and amendments on our consolidated financial information.

The following is a summary of these recently issued accounting standards.

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

We do not anticipate that the application of IFRS 14 will have a material impact on our consolidated financial statements

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

We anticipate that the application of IFRS 9 in the future may have a material impact on amounts reported in respect of our financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until we undertake a detailed review.

Amendments to IAS 16 and IAS 41 – Agriculture: Bearer Plants

The amendments to IAS 16 and IAS 41 define a bearer plant and require biological assets that meet the definition of a bearer plant to be accounted for as property, plant and equipment in accordance with IAS 16, instead of IAS 41. The produce growing on bearer plants continues to be accounted for in accordance with IAS 41.

We do not anticipate that the application of these amendments will have a material impact on our consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception

The amendments to IFRS 10, IFRS 12 and IAS 28 clarify that the exemption from preparing consolidated financial statements is available to a parent company that is a subsidiary of an investment company, even if the investment company measures all its subsidiaries at fair value in accordance with IFRS 10. The amendments also clarify that the requirement for an investment company to consolidate a subsidiary providing services related to the former’s investment activities applies only to subsidiaries that are not investment entities themselves.

We do not anticipate that the application of these amendments will have a material impact on our consolidated financial statements.

Annual Improvements to IFRSs 2012-2014 Cycle

The 2012-2014 Annual Improvements cycle for IFRS amendments include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations introduce specific guidance in IFRS 5 for when an Company reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa). The amendments clarify that such a change should be considered as a continuation of the original plan of disposal and hence requirements set out in IFRS 5 regarding the change of sale plan do not apply. The amendments also provide additional guidance to clarify when held-for-distribution accounting is discontinued.

The amendments to IFRS 7 – Financial Instruments: Disclosures provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets.

The amendments to IAS 19 – Employee Benefits clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high-quality corporate bonds. The assessment of the depth of a market for high-quality corporate bonds should be at the currency level (i.e. the same currency as the benefits are to be paid). For currencies for which there is no deep market in such high quality corporate bonds, the market yields at the end of the reporting period on government bonds denominated in that currency should be used instead.

We do not anticipate that the application of these amendments will have a material impact on our consolidated financial statements.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and supersedes IAS 17 – Leases and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after January1, 2019, with earlier adoption permitted if IFRS 15 – Revenue from Contracts with Customers has also been applied.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of twelve months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by-lease basis).

IFRS 16 establishes different transitional provisions, including retrospective application or the modified retrospective application where the comparative period is not restated.

We anticipate that the application of IFRS 16 in the future may have a material impact on the amounts reported and disclosures made in our consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until we perform a detailed review.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments due by period
	Total	Less than 1 year(4)	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps. 4,066.4	Ps. 1,842.6	Ps. 2,223.8	n/a	n/a
Capital Development Program (7)	682.9	252.0	252.0	178.9	n/a
Purchase Obligations (2)	366.2	98.9	267.3	n/a	n/a
Debt	6,550.5	3,529.1	329.5	1,191.9	1,500.0
Interest from Debt (6)	1,271.1	190.7	324.1	272.9	483.4
Operating Lease Obligations (3)	66.1	18.3	25.2	22.6	n/a
Total	Ps. 13,003.2	Ps. 5,931.6	Ps. 3,421.9	Ps. 1,666.3	Ps. 1,983.4

(1)	Peso figures are expressed in constant pesos as of December 31, 2012, based on the Mexican PPI’s construction price index.
(2)	Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2014. For the peso calculation, we assume an average exchange rate of Ps.17.60 per U.S.$1.00 and an annual U.S. inflation rate of 0.7%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2015.
(5)	In the fifth year of the Master Development Programs (2019), a negotiation will take place with the SCT to determine the new Master Development Program commitments for the subsequent five-year period (2020-2024).
(6)	For the interest calculations, we determined the interest payments using a fixed interest rate of 8.52% for the loans contracted in 2007, using an estimated rate of 8.37% for the loans contracted in 2009, an estimated rate of 7.13% for the loans contracted in 2011, an estimated rate of 6.83% for loans contracted in 2012, an estimated rate of 5.55% for loans contracted in 2013, an estimated rate of 4.72% for loans contracted in 2014 and an estimated rate of 3.62% for loans contracted in 2015. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”
(7)	In the fifth year of the current Capital Development Programs (2020), a negotiation will take place with the AAJ to determine the new Capital Development Program commitments for the subsequent five-year period (2020-2025).

Item 6.	Directors, Senior Management and Employees

Directors

The board of directors is responsible for the management of our business. Pursuant to our bylaws, our board of directors generally must consist of eleven members. Under Mexican law, at least 25 percent of our directors must be independent (as determined by our shareholders at each annual General Ordinary Shareholders’ Meeting, applying the provisions of our bylaws and relevant Mexican and other laws); under the Securities Market Law, the National Banking and Securities Commission may object to such designation of independence. Currently, our board of directors comprises eleven members.

Our bylaws provide that the holders of Series BB shares are entitled to elect four members to the board of directors and their alternates. Our remaining directors are elected by the holders of our Series B shares (who do not elect alternates). Under our bylaws, each shareholder or group of shareholders owning

10% of our capital stock in the form of Series B shares is entitled to elect one member to the board of directors. Also our bylaws prevent any Series B shareholders, individually, or together with related parties, from appointing more than one board member, even if the shareholder owns more than 10% of our outstanding capital stock (because any shares in excess of the 10% maximum do not have any voting rights under our bylaws). The other directors to be elected by the holders of our Series B shares are elected by majority vote of all holders of Series B shares present at the shareholders’ meeting, except for those Series B shareholders that already participated in any 10% board member designation. Selection of independent directors is conducted through an executive search firm tasked with locating individuals with appropriate profiles. Directors are elected for one-year terms at the ordinary shareholders’ meeting.

At our April 21, 2015, General Ordinary Shareholders’ Meeting, several changes were approved to the composition of our board of directors, including the ratification of new members. The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors, however, this composition could change in the Ordinary Shareholders Meeting to be held on April 26, 2016. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Grupo México, S.A.B. de C.V. seeks to void certain resolutions adopted at our corporate shareholders’ meetings.”

Name	Title	Director since	Age	Alternate
Laura Díez Barroso Azcárraga(1)	Chairwoman and Director (AMP)	April 21, 2015	64	Carlos Laviada Ocejo
Eduardo Sánchez Navarro Redo(1)	Director (AMP)	April 16, 2012	70	Alejandro Cortina Gallardo
José Vicente Corta Fernández(1)	Director (AMP)	April 21, 2015	51	Maria de los Reyes Escrig Teigeiro
Francisco Javier Marín San Andrés(1)	Director (AMP)	August 1, 2001	57	Rodrigo Marabini Ruíz
Eduardo J. Gallástegui Armella(3)	Director (appointed by Grupo México)	July 25, 2010	59	—
Carlos Cárdenas Guzmán(2)	Director (Independent)	September 22, 2011	65	—
Joaquin Vargas Guajardo(2)	Director (Independent)	April 16, 2012	62	—
Álvaro Fernández Garza(2)	Director (Independent)	February 26, 2014	48	—
Juan Diez-Canedo Ruíz(2)	Director (Independent)	April 23, 2014	61	—
Ángel Losada Moreno(2)	Director (Independent)	April 23, 2014	64	—
Roberto Servitje Achutegui(2)	Director (Independent)	April 16, 2012	62	—

(1)	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
(2)	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
(3)	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.

Laura Díez Barroso Azcárraga. Mrs. Díez Barroso is chairwoman of our board of directors since 2015 and chairwoman of Fundación GAP since its establishment in 2013. She is also a member of the board of directors of Telmex and Grupo Financiero Inbursa, as well as president and general director of the LCA Capital economic group. She has been a regular board member of Royal Caribbean International, ProMujer México, Telmex Internacional and the Fundación del Centro Histórico de la Ciudad de México, A.C, as well as president of international publishers Editorial Eres and Editorial Televisa. Mrs. Díez Barroso participates in philanthropic works in her role as chairwoman of Fundación GAP and president of the board of trustees of the museum of San Ildefonso College in Mexico City.

Eduardo Sánchez Navarro Redo. Mr. Sánchez was chairman of our board of directors from April 2012 to April 2015. He is currently chairman of the board of AMP. He is the founder of Grupo Questro, a real estate investment group with substantial holdings in Los Cabos, including luxury resorts and residential developments such as Cabo Real and Puerto Los Cabos. He is also a member of the board of directors and vice chairman of CULTIBA (the holding company for GEPP and Grupo Azucarero) and a member of the Mexican Resort Development Association (AMDETUR) since 1991, which is an organization that includes 90% of tourism real estate developers in the country. He is the vice president of the National Tourist Business Counsel (CNET) and has served as president of the Hotels and Tourism Companies Investors Association (AIHET). He is also president and founder of the Coordinating Counsel of Los Cabos.

José Vicente Corta Fernández. Mr. Corta has been a member of our board of directors since April 2015. He has an in-depth knowledge of law and financial regulations, serving as a member of the board of directors of different entities within Mexico’s financial services industry and speaking frequently on financial issues. Similarly, he has provided financial advisory services to the World Bank Group and the International Monetary Fund. Before joining the law firm of White & Case LLP as a partner, he was chairman of the board of directors of Mexico’s National Retirement Savings Commission (“CONSAR”) and executive secretary of Mexico’s Bank Savings Protection Institute (“IPAB”). He is a member and ex-chairman of the Advisory Board of UNICEF in Mexico. In 2006, the World Economic Forum named him a Young Global Leader. Mr. Corta was included on the list of the 300 most influential leaders in Mexico published by a specialized magazine Mr. Corta holds degrees in law from the Universidad Iberoamericana and the University of Warwick.

Francisco Javier Marín San Andrés. Mr. Marín was elected to the Company’s board of directors on August 1, 2001 as a director nominee. He is CEO of Aena Aeropuertos, S.A. (“Aena”). He also serves as managing director of Aena Desarrollo Internacional, a subsidiary that manages Aena’s operations outside of Spain, a member of the board of directors of the engineering company Ingeniería y Economía del Transporte S.A. (INECO), and a member of the board of AMP. He joined Aena in 1991 and he has occupied different executive posts since then, including CEO of Air Navigation, Director of Corporate Development, and CEO of Aena Internacional. He has also served in various positions at the Technical University of Madrid, in the Directorate General of Civil Aviation, in the Eurocontrol Experimental Centre in Paris, and in the business group Indra Sistemas S.A. Mr. Marín has a degree in aeronautical engineering from the Universidad Politécnica of Madrid and a Master’s Degree in Financial Management from the Official Chamber of Commerce and Industry of Madrid, and he has completed an Executive Management Program (PADE) at the IESE Business School.

Eduardo Gallástegui Armella. Mr. Gallástegui has been a member of our board of directors since he was appointed by Grupo México, S.A.B. de C.V. in July 2010. Mr. Gallástegui has a wide range of professional experience advising Mexican and foreign companies on matters of corporate governance, commercial and financial law, mergers and acquisitions, arbitration, telecommunications, antitrust, pharmaceuticals and foreign investments in Mexico. Since February 2015, he has been the Managing Partner of law firm DLA Piper Mexico, S.C. Before joining DLA Piper, he was a founding partner of law firm Gallástegui y Lozano, S.C., which merged with DLA Piper. Prior to founding his own law firm, he was previously a partner at Vazquez Pando, Celis Azuela y Asociados from 1982 to 1985. Previously, he was an attorney with Noriega y Escobedo, S.C. and Gillette de México, S.A. de C.V. Mr. Gallástegui holds a degree in law from the Universidad Iberoamericana.

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our board of directors since 2011, where he also serves as president of our Audit Committee. After 39 years of active service as an accountant, he retired as a partner from Ernst & Young Mexico. He also currently serves on the boards of directors and audit committees of numerous large Mexican companies, including as secretary and former president of The American British Cowdray Medical Center, I.A.P., board member and president of the Audit Committee of CHG-MERIDIAN México, S.A.P.I. de C.V., board member of Reaseguradora Patria, S.A.B.; and Statutory Auditor of General de Seguros, S.A.B. He is also a member of several business and professional associations; most notably, he served as President of the Mexican Institute of Certified Public Accountants (IMCP) for 2012 to 2013. Mr. Cárdenas is a Certified Public Accountant, with a degree from the Universidad Autónoma de Guadalajara and a Master’s Degree in Tax Law from the Universidad Panamericana (IPADE).

Joaquin Vargas Guajardo. Mr. Vargas was elected as an independent director to the Company’s board of directors on April 16, 2012. He is chairman of the board of directors of Grupo MVS Comunicaciones, S.A. de C.V., which includes, among others, radio stations such as MVS News, EXA FM and La Mejor, as well as DISH satellite television services and the television channel 52MX. He serves on the boards of directors of publically traded companies Vitro, Grupo Financiero Santander and Médica Sur. He is also a member of the boards of directors of El Universal newspaper, Costamex, the Panamericana University and of the Patronage of the National Nutrition Institute, among others.

Álvaro Fernández Garza. Mr. Fernández was elected to the Company’s board of directors on February 26, 2014 as a provisional director nominee and serves as an independent director. He serves on the boards of Vitro, ALFA and CYDSA, as well as of the Universidad de Monterrey (UDEM) and the Museo de Arte Contemporáneo de Monterrey (MARCO). Mr. Fernández holds a Bachelor’s Degree in Economics from the University of Notre Dame and MBAs from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and from Georgetown University.

Juan Diez-Canedo Ruíz. Mr. Diez-Canedo was elected as an independent director to the Company’s board of directors on April 23, 2014. After over a decade in banking, during which he led Banco Internacional (currently HSBC) through some of the major privatizations at the time, including Telmex, Mexicana de Aviación, Industrias Conasupo and Fertimex, he was appointed CEO of CINTRA, the holding company for the Mexican airlines Aeroméxico Group and Mexicana, in November 1999. From 2002 to 2008, he was president of FODECO, a consulting firm. Since 2009, he serves as the president of Financiera Local. He has been an independent member of the boards of directors of Banco Mercantil del Norte (Banorte), Gruma, Gimsa, Telmex, Alcatel, Fondo de Cultura Económica and Deportes Martí. At Banorte, he is also a member of the Consejo Regional Metropolitano. From 1995 until November 2013, he was an independent member and president of the audit committees of the boards of directors of GRUMA, S.A.B. de C.V. (a NYSE-listed company) and of its subsidiary Grupo Industrial Maseca, S.A.B. de C.V. Mr. Diez-Canedo holds a Bachelor’s Degree in Economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in Economics from the Massachusetts Institute of Technology.

Ángel Losada Moreno. Mr. Losada was elected as an independent director to the Company’s board of directors on April 23, 2014. He is currently chairman of the board of directors and CEO of Grupo Gigante, S.A.B. de C.V. He is a member of the boards of directors of Teléfonos de México, S.A. de C.V., Grupo Financiero Banamex, the Federico Gómez Children’s Hospital, Laboratorios Novag and MD Anderson. He has also served as chairman of the board of directors of the Mexican National Association of Retailers (Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., or ANTAD), as a director and member of the board of directors of the Food Marketing Institute of the United States and as member of the board of Mexico City’s National Chamber of Commerce. Mr. Losada holds a degree in business administration from Universidad Anáhuac.

Roberto Servitje Achutegui. Mr. Servitje was elected as an independent director to the Company’s board of directors on April 16, 2012. He has 25 years of experience in the food and beverage industry. He served as executive vice president and director of Grupo Bimbo, S.A., and as president of Grupo Altex S.A., a diversified agro-industrial group, since January 2000. He is also a member of the boards of directors of various companies, such as Grupo Elektra, Banco Azteca, Grupo Lacrem (in Barcelona, Spain) and Financiera Independencia. He also serves as co-chairman of Mexico’s “Vision for Sustainable Agriculture” at the World Economic Forum and as Treasurer of the Patronato de Arte Contemporáneo and of the Fundación Olga y Rufino Tamayo. Mr. Servitje received a degree in business administration from Universidad Iberoamericana and an MBA in marketing and finance from Northwestern University (Kellogg).

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Fernando Bosque Mohíno	Chief Executive Officer	January 1, 2011	62
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	45
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	63
Jorge Luis Valdespino Rivera	Director of Human Resources and Quality Control	August 21, 2006	52
Tomás Enrique Ramírez Vargas	Director of Commercial Activities	August 1, 2013	35
José Ignacio Ascacíbar Martínez	Director of Technical Operations	April 1, 2010	51

Fernando Bosque Mohíno. Mr. Bosque was named our CEO effective January 1, 2011. He has over 35 years of experience in the airport sector. He began his career in 1976 the Federal Aviation and Transportation Department in Spain. Recently, he served as the CEO of MBJ Airports Limited, in Montego Bay, Jamaica, appointed by Abertis. He has extensive knowledge of the airport industry having previously been the Chief Financial Officer of AENA Internacional, one of our strategic partners. He served as a member of ASUR’s Board, working as Ferrovial’s concession director, and consequently has a strong understanding of the privatization structure of Mexican Airports. Mr. Bosque is a graduate in economics and business from the Universidad Autónoma de Madrid.

Saúl Villarreal García. Mr. Villarreal was named our CFO effective on February 25, 2015. He joined the Company in October 2003 and has been responsible for overseeing Corporate Administration since that time; as a result, he has vast experience and knowledge of the Company, mainly from an Administrative and Financial Management aspect. In 2006, he participated in the Initial Public Offering process and more recently participated in the issuance of debt securities on the local market. Mr. Villarreal is a public accountant with an MBA from the University of Guadalajara and a master’s degree in finance with a concentration in international accounting from the Universidad Panamericana.

Sergio Enrique Flores Ochoa. Mr. Flores was named our General Counsel in February 2002. Previously, he was the manager of legal matters for the ASA and an Assistant District Attorney for Mexico City. In addition, he was head of the legal department of INFONAVIT and legal manager for NAFIN. Mr. Flores received a degree in law, as well as a master’s degree in law, from the Universidad Nacional Autónoma de México (UNAM).

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

Compensation of Directors and Executives

For 2015, the aggregate compensation paid to our seven independent directors was approximately Ps.5.2 million. The compensation paid to the director appointed by Grupo México was approximately of Ps.0.7 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors receive a base annual compensation of approximately U.S.$44,100 for their service on our board of directors. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee receives an additional 17.5% of the base annual compensation; members of our Audit Committee receive 10% of the base annual compensation; and members of our Acquisition Committee and our Compensation Committee receive 5% of the base annual compensation.

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

The compensation paid to our six executive officers amounted to Ps.28.0 million in 2015, including salaries (70%), bonuses (29%) and other compensation (1%). We have not established any pension, retirement or similar benefits or arrangements for these individuals through 2015. However, in 2016 we established a new long-term incentives plan for our executives, which seeks to encourage the retention and development of key management within the Company. The executive officers’ rights to exercise this compensation plan will vest at the end of 2019, subject to certain performance and profitability targets for the Company.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, shall have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Fernando Bosque Mohíno, CEO, who chairs the committee; Carlos Rohm; Alejandro Cortina Gallardo; Tomás Enrique Ramírez Vargas, Director of Commercial Activities; José Ignacio Ascacíbar Martínez, Director of Technical Operations; and Saúl Villarreal García, Chief Financial Officer. Carlos Manuel Porrón Suarez, Santiago Riveroll and Carlos Laviada Ocejo serve as alternates for Fernando Bosque Mohíno, Carlos Rohm and Alejandro Cortina Gallardo, respectively.

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

Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Rodrigo Marabini Ruíz and Joaquin Vargas Guajardo. Eduardo Sánchez Navarro Redo was elected to serve as an alternate member to Rodrigo Marabini Ruíz. A secretary has also been appointed who is not a member of the committee.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within the scope of its subject matter. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Laura Díez Barroso Azcárraga and Álvaro Fernández Garza. Eduardo Sánchez Navarro Redo was elected to serve as an alternate member to Laura Díez Barroso Azcárraga.

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees

	December 31,
	2013	2014	2015(2)
By category of activity:
Airport operations	537	524	523
Airport maintenance	144	142	142
Administration(1)	197	211	213
Fundación GAP			7
By geographic location:
Guadalajara	143	132	139
Tijuana	88	88	84
Los Cabos	84	82	78
Puerto Vallarta	77	80	86
Hermosillo	55	54	54
Guanajuato	51	53	53
La Paz	44	44	43
Mexicali	44	42	44
Aguascalientes	45	45	44
Morelia	48	49	47
Los Mochis	38	38	39
Manzanillo	33	33	33

Total(1)	878	877	885

(1)	Total at December 31, 2013, 2014 and 2015 includes 128, 137 and 141 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.
(2)	As of December 31, 2015, CORSA employed 425 people, SIAP employed 387 people, PCP employed 66 people and Fundación GAP employed 7.

As of December 31, 2015, 51.3% of our employees were non-unionized employees. The remaining 48.7% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of ASA as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to each one of our twelve airport subsidiaries; which is negotiated by the respective local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2014, we successfully renegotiated our collective bargaining agreement, thereby securing a favorable and productive work environment for our employees for 2015 and 2016. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During October 2016, we will be required to renegotiate the collective bargaining agreement.

We offer a savings plan available to all of our Mexican employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2013, 2014 and 2015, we made a total of Ps.16.0 million, Ps.15.1 million and Ps.17.0 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Mexican Treasury Department.

Employees in Jamaica

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees

	December 31,
	2013	2014	2015
By category of activity:
Airport operations	n/a	n/a	71
Airport maintenance(1)	n/a	n/a	48
Administration	n/a	n/a	49

Total	n/a	n/a	168

(1)	Total at December 31, 2015 includes 27 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainages and general labor tasks.

As of December 31, 2015, 25.6% of MBJA’s employees, comprising management and contract staff, were non-unionized employees and the remaining 74.4% employees were unionized. The unionized employees are members of two local trade unions: the Trade Union Congress (“TUC”) and Union of Technical, Administrative, and Supervisory Personnel (“UTASP”).

The current collective bargaining agreement with the TUC expired on February 28, 2016. Fifty-four employees from MBJA’s maintenance, engineering and emergency response service teams are members of the TUC. The collective bargaining agreement historically covers wages and benefits and terms and conditions of employment for a two-year period. MBJA has received this union’s requests, and it expects to commence renegotiations of the collective bargaining agreement with the TUC during the second quarter of 2016.

The current collective bargaining agreement with the UTASP expired on March 31, 2016. Seventy-one employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP. The collective bargaining agreement historically determines wages and benefits and terms and conditions of employment for a two-year period. MBJA has not yet received this union’s requests, however, it expects to commence renegotiations of the collective bargaining agreement with the UTASP during the second quarter of 2016.

In 2014, MBJA amicably renegotiated its collective bargaining agreements for both unions, thereby securing a continued favorable and productive work environment for its employees for 2014 through 2016. We anticipate amicable negotiations as MBJA continues to maintain a good relationship with both unions. Further, to our knowledge, MBJA pays comparable salaries and benefits to other similar enterprises in Jamaica.

MBJA also facilitates voluntary employee salary deductions for personal savings.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government owned 476,850,000 Series B shares, representing 85% of our issued and outstanding capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 13, 2016:

Major Shareholders

	Number of Shares		Percentage of Total Share Capital
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	13,519,900	84,150,000	2.4%	15.0%
Grupo México S.A.B. de C.V. (1)	89,536,21	—	16.0%	—
Weston Hill Equity Holdings, LP (2)	38,065,295	—	6.8%	—
Public (3)	335,728,590	—	59.8%	—

(1)	Based on the Schedule 13D amendment filed on March 3, 2016, by Grupo México.
(2)	Based on the Schedule 13D amendment filed on December 10, 2014, by Weston Hill Equity Holdings, LP. Mr. Laviada is a general partner of Weston Hill Equity Holdings, L.P. In addition, Mr. Laviada and Mrs. Díez Barroso are investors in CMA, which owns 66.66% of AMP. Mr. Laviada directly beneficially owns 150,000 Series B shares, and Mrs. Díez Barroso directly beneficially owns 430,000 Series B shares. Consequently, they may be deemed to share an indirect beneficial ownership of 52,165,195 Series B shares, representing 9.3% of our total share capital (excluding the 84,150,000 BB shares beneficially owned directly by AMP). See “Item 4, Information on the Company —History and Development of the Company – Investment by AMP”.

AMP holds all of our Series BB shares, representing 15% of our total share capital. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.” As of April 13, 2016, approximately 17.9% of our Series B shares were held in the form of ADSs, and 65% of the holders of our ADSs (76 holders, including The Depository Trust Company) had registered addresses in the United States.

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

AMP’s shareholders have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, meanwhile (i) the appointment of AMP’s representatives to our board of directors and board committees shall be made on a rotating basis, and (ii) any right of AMP regarding the appointment of our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be made, in principle, pursuant to the unanimous consent of AMP’s shareholders. When unanimous consent is not obtained, other mechanisms exist to avoid the resulting deadlocks. However, such deadlocks might still occur, which may affect our operations. See “Item 3, Risk Factors – Risks Related to our Controlling Shareholder – AMP controls our management, and AMP’s interests may differ from those of other shareholders. In the past, disputed among AMP’s shareholders have affected us.”

Under the terms of the participation agreement and the trust agreement, AMP’s designated “Mexican” and “operating” partners were required to maintain their current 25.5% ownership interest in AMP until August 25, 2014. On November 19, 2014, CMA and DCA entered into a stock purchase agreement and formalized the transaction through which CMA purchased from DCA 792,800,000 shares, representative of 33.33% of the capital stock of AMP. Although CMA became 66.66% owner of the capital stock of AMP as a result of this transaction, CMA and AENA have agreed that AENA’s consent is required with respect to certain significant actions or decisions.

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

Subsequent to January 1, 2002, the technical assistance fee has been required to equal the greater of U.S.$4.0 million adjusted annually for inflation (measured by the U.S. CPI) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings.

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a bidding process with at least three unrelated parties. This process is described in “Item 6, Directors, Senior Management and Employees – Board Committees.”

In 2013, we recognized expenses of Ps.1.5 million (U.S.$114.2 thousand) that were paid to AMP. In 2014, we did not recognize any such expenses. In 2015, we recognized expenses of Ps.2.3 million (U.S.$133.0 thousand) that were paid to AMP. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.171.5 million (U.S.$13.1 million), Ps.194.2 million (U.S.$13.2 million) and Ps.234.9 million (U.S.$13.6 million) for 2013, 2014 and 2015, respectively.

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

On June 13, 2011, Grupo México announced that it intended to acquire more than 30% and up to 100% of our shares outstanding at that time, excluding treasury shares. Grupo México and certain of its subsidiaries commenced legal proceedings, among others, seeking (i) to modify our bylaws to eliminate the foregoing limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares.

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws void. The plaintiffs are Grupo México and its subsidiary ITM. On September 30, 2011, the court issued a favorable decision for the plaintiffs, and we appealed this decision. On February 25, 2013, we were notified that an intermediate appellate court had confirmed the lower court’s decision holding certain of our bylaws to be invalid. We filed a direct amparo appeal on March 19, 2013. On April 10, 2013, we were informed that the court ordered the suspension of the civil courts’ decisions, pending the resolution of our appeal. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our bylaws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance, and referred the proceeding to the second chamber of the Supreme Court. On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws regarding the limitations on ownership of our capital stock under Article 48, Section III of the Mexican Securities Law and remanded the case to the intermediate appellate court. Consequently, the challenges initiated by Grupo México and ITM against these articles have been definitively concluded. In accordance with the decision of the Mexican Supreme Court, the Superior Court of Mexico City: i) declared that Grupo México and ITM are in violation of our bylaws, resulting from the fact that together they hold more than the 10% of our capital stock; ii) ordered the sale by GM and ITM of the Series “B” shares held in excess of 10% of our capital stock; and iii) instructed that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the laws of Mexico and Article XII of our bylaws. See “Item 3, Risk Factors – Risks Related to Our Controlling Shareholder – Certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition or results of operations.”

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

General Ordinary Shareholders’ Meetings of April 16, 2012, April 16, 2013, and April 23, 2014

Grupo México and its subsidiary, ITM, have filed lawsuits seeking to void shareholder resolutions adopted at each of our General Ordinary Shareholders’ Meetings from 2012 to 2014. We have responded to each of these lawsuits. Each of these cases has proceeded through all of its phases and awaits judgment; however, as a result of a motion filed by us to join these three related actions with the proceedings regarding the Extraordinary Shareholders’ Meeting held on September 25, 2012, the issues in each case will be resolved together with the trial seeking to nullify the resolutions adopted at the Extraordinary Shareholders’ Meeting held on September 25, 2012. As a result, these matters are still pending.

Extraordinary Shareholders’ Meeting of September 25, 2012

At the Extraordinary Shareholders’ Meeting held on September 25, 2012, duly held by a quorum of 75% of the shares entitled to vote, shareholders approved a capital stock reduction, for the fixed portions proportional to the historical value of the capital stock and to the value of the stock as adjusted for inflation through December 31, 2007, The resolution required Ps.870.0 million to be paid in cash pro rata among the shares outstanding on a date no later than October 3, 2012.

On October 3, 2012, we complied with the resolution by making a payment to the Central Securities Depository (S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.), or “Indeval,” equivalent to Ps.1.639281 per share outstanding. However, after our payment to Indeval, Grupo México issued a press release announcing that a Mexico City civil court had issued a decision that ordered us to immediately and unconditionally suspend the resolution related to the capital reduction. As we were otherwise not properly notified by the court of the injunction, we thereby became aware of a lawsuit filed by Grupo México seeking the suspension of the resolutions adopted at the Extraordinary Shareholders’ Meeting held on September 25, 2012. Despite not being notified by the competent court, and after we had complied with the resolutions and completed the required payment, we were then informed by Indeval that, because it had been notified of this judicial injunction that presumably ordered us, not Indeval, to suspend the resolution related to the capital reduction, Indeval would suspend the disbursement of the funds deposited by us.

As of the date of this report, Indeval continues to hold the funds allocated for the capital reduction, and we expect that Indeval will continue holding the funds until the injunction is resolved judicially. We have answered the lawsuit and also appealed the decision regarding the suspension of the capital reduction approved at the Extraordinary Shareholders’ Meeting. The case has proceeded through all of its phases and awaits judgment; however, as a result of a motion we filed to join this case with the three pending related actions discussed above, the issues in this case will be resolved together with the trial seeking to nullify the resolutions of the General Ordinary Shareholders’ Meetings held on April 16, 2012, April 16, 2013, and April 23, 2014. As a result, these matters are still pending.

Grupo México, S.A.B. de C.V. and certain of its subsidiaries challenge our participation agreement with AMP

ITM, a subsidiary of Grupo México, filed a legal proceeding against us on November 4, 2011, seeking to void AMP’s ownership of our Series BB shares as granted by the participation agreement between AMP and us, which would result in the termination of AMP’s veto, appointment of executives and other special rights. Additionally, ITM’s suit sought the repayment of all economic benefits conferred by us upon AMP during the period in which AMP has held our shares. We filed an initial reply in this proceeding on November 25, 2011. On March 7, 2012, we were notified by our external legal counsel that a ruling was issued in our favor, which found a lack of jurisdiction by the civil court due to the administrative nature of the claim. Although we received notice that this proceeding had concluded, a federal court later granted a direct amparo appeal that had been filed by Grupo México on June 6, 2012. Therefore, on July 13, 2012, the legal proceeding was recommenced in the appropriate federal civil court. On October 22, 2013, we filed briefs responding to the plaintiff’s arguments. As of the filing of this report, this proceeding is still pending.

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

Similarly, in the case of Guadalajara International Airport, in 2009 two different ejidos commenced proceedings before an agrarian court (Tribunal Superior Agrario) against the SCT, seeking to void the expropriation decree of 1975. The case was transferred to the federal justice system, and in a November 2010 ruling in favor of the ejidos, the district court ordered the return of all expropriated property to the ejidos and thus voided the specific concession granted to us on expropriated land. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed this decision. On July 10, 2012, the appellate court reversed and remanded the decision, and on July 31, 2014, the district court issued a new judgment in favor of one of the ejidos, El Zapote, which both our Guadalajara airport and the federal authorities again appealed. As of the date of this report, this appeal is pending. With respect to the second ejido, Santa Cruz del Valle, the district court’s ruling against the Mexican government’s 1975 expropriation decree was confirmed by the appellate court and is subject to enforcement against the Mexican government.

In February 10, 2014, our Guadalajara airport received a notice from the district court regarding a proceeding by the ejido San José del Valle claiming approximately five hectares within the airport’s possession. Currently, this case is in the presentation of evidence stage.

In September 2013, Puerto Vallarta International Airport received notification of lawsuits related to the ejido Valle de Banderas, which claimed the invalidity of the expropriation by the Mexican government of the land on which the airport is located. Participants of the ejido commenced three proceedings against us, our Puerto Vallarta airport and various federal authorities for restitution or compensation with respect to 154 hectares of land comprising this airport. The claimants seek, among other things, to invalidate the expropriation decree issued on October 9, 1957 and, in two of the proceedings, are also seeking restitution of the land as they were not part of the expropriation decrees of October 9, 1957, August 20, 1990, November 24, 1993, and April 24, 1997. These lawsuits are also seeking, in part, to void the concession granted to the airport. We have challenged the lawsuits on the basis of a lack of jurisdiction, as the claims were brought in the courts of the State of Nayarit, while our Puerto Vallarta airport is located in the State of Jalisco. The superior agrarian court declared the Nayarit court as having jurisdiction, and we have appealed this decision. This proceeding remains pending.

The terms of our concession require the Mexican government to provide us restitution for any loss of our use of the land provided for in our Mexican concessions. Although no assurance can be given, we believe that the Mexican government would be liable for any operational disruption caused by the proceedings with the ejidos and would have to restore our rights of use for the public property assigned to us under the concessions if we were to lose our appeals.

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

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations should a court determine that these property taxes must be paid in response to any future proceedings.

Federal tax proceedings against La Paz and Morelia airports

The Mexican Tax Authority (Servicio de Administración Tributaria), or “SAT,” in connection with its review for the 2005 year, notified us in 2008 and 2009 that under its criteria our La Paz and Morelia airports, among others, incorrectly applied the fiscal amortization rates with regard to the value of their concessions.

On February 12, 2010, the Morelia International Airport filed an administrative proceeding against the resolution issued by the tax authority stating that the airport applied a fiscal amortization rate in excess of its concession value. On October 5, 2011, our Morelia airport received an unfavorable ruling; therefore, on October 26, 2011, it filed an appeal on constitutional grounds against that unfavorable decision, which was partially ruled in favor of the airport in September 2012. Subsequently, the tax authority filed an appeal against this decision, which was resolved against the airport on February 28, 2013. Accordingly, on March 14, 2013, we paid Ps.2.9 million to the tax authority, after which this proceeding was concluded. On November 19, 2014, the Mexican Tax Authority issued a ruling with the calculation of an additional employees’ statutory profit sharing, which we appealed. In February 2015, the airport received a favorable resolution and the tax authority did not appeal this decision, therefore the legal proceeding was concluded in May 2015.

On October 3, 2011, La Paz International Airport received a favorable decision in the first instance, which was appealed by the tax authority. On September 7, 2012, the court issued a resolution in favor of the tax authority and remanded the case to the lower court with instructions to modify its decision based on the applicable law in 2005. On November 14, 2012, the lower court found in favor of the tax authority regarding the income tax, but found the fine to be invalid. The tax authority appealed with regards to the fine. In February 2013, our La Paz airport paid the corresponding taxes according to the last resolution. In January 21, 2014, we received confirmation from the court that the fine is invalid. However, on February 11, 2014, the Mexican Tax Authority filed an appeal. On February 5, 2016, the court issued a final decision in our favor.

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

We can provide no assurance as to what, if any, additional actions the CNBV may take as part of the administrative proceeding. Nor can we provide any assurance that we will be successful in any subsequent legal actions we may take in response to the CNBV. If we are not successful in our appeal, the maximum amount of the fine that could be levied against us for all alleged violations is approximately Ps.31.0 million (approximately U.S.$1.8  million). As of the date of this report, this appeal remains pending.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.840.7 million (historical value) at December 31, 2015 (excluding reserve amounts corresponding to 2015 net income).

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

As a result of the 2014 Fiscal Reform, dividends paid to Mexican individuals or any foreign residents with respect to our Series B shares and ADSs are subject to a 10% withholding tax. The definition of dividend for this purpose includes, among others, in addition to declared dividends: (i) interest paid on preferred shares; (ii) loans to shareholders and partners unless the loan is established for less than one year, incurred in the operations of the business and meets certain requirements; (iii) payments that are considered non-deductible and benefit the shareholders; (iv) amounts not recognized as a result of omissions of income or unrealized purchases; and (v) transfer pricing adjustments to income or expenses as a result of assessments by the tax authorities for related party transactions. The 10% distribution tax would also apply on distributions from a branch to the home office. A transitory provision limits the withholding tax on dividends to earnings generated in 2014 and subsequent years. For this purpose, the transitory provision refers to distributions from accumulated previously taxed earnings (CUFIN) as of 2013, being free of tax. Taxpayers are currently required to maintain a separate CUFIN account for earnings. Because this withholding tax would be a tax on the shareholders under the Mexican Income Tax Law, treaty benefits should be available.

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

We paid aggregate dividends of Ps.1.21 billion in 2013, Ps.1.59 billion in 2014 and Ps.1.74 billion in 2015.

Under our dividend policy adopted at the Extraordinary Shareholders’ Meeting held on April 15, 2005, our annual dividend is expected to consist of two components. The first component is a fixed amount, which was Ps.450 million for 2005 (for the dividend paid in 2006) and is intended to increase gradually each year. Second, the dividend policy contemplates that our annual dividend will include any cash and cash equivalents we hold (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) in excess of our “minimum cash balance.” For purposes of our policy, the “minimum cash balance” is the amount of cash and cash equivalents that our board of directors determines is necessary to cover the minimum amount of expenses and investments expected to be incurred in the fiscal year during which the dividend payment is made and the subsequent fiscal year. Dividends are expected to be made payable in cash and in one or more payments as determined in the relevant ordinary shareholders’ meeting approving dividends.

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

As of December 31, 2015, we had accumulated approximately Ps.2.7 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

STOCK PRICE HISTORY

The following table sets forth, for the periods indicated, the high and low closing prices for (i) the ADSs on the New York Stock Exchange in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in pesos. See “Item 3, Key Information – Exchange Rates” for the exchange rates applicable during the periods set forth below. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos:

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2010	28.18	41.99	37.07	51.00
2011	32.18	42.72	44.80	51.13
2012	34.13	62.58	44.00	74.70

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2013	42.55	65.95	56.61	80.76
First Quarter	54.22	64.16	67.53	81.70
Second Quarter	41.45	66.19	55.41	80.40
Third Quarter	48.01	58.80	61.49	75.06
Fourth Quarter	48.74	54.57	63.36	70.63

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2014	48.65	75.13	63.37	98.75
First Quarter	48.65	58.51	63.37	76.39
Second Quarter	57.51	69.02	74.69	89.77
Third Quarter	66.08	75.13	85.44	98.75
Fourth Quarter	60.67	70.70	88.44	96.54

Year ended December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2015	57.51	96.58	89.09	161.21
First Quarter	57.51	66.36	89.09	100.07
Second Quarter	62.14	72.31	97.38	111.57
Third Quarter	68.12	89.00	107.67	146.49
Fourth Quarter	86.10	96.58	144.05	161.21

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
November 2015	89.66	96.58	148.77	160.14
December 2015	86.72	94.79	147.35	161.21
January 2016	76.79	85.68	141.32	153.83
February 2016	77.67	84.17	141.13	152.34
March 2016	78.61	88.71	140.19	154.14
April 2016(2)	87.83	91.18	153.99	162.28

(1)	10 Series B shares per ADR.
(2)	As of April 13, 2016.

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

Settlement on the Mexican Stock Exchange is effected three business days after a share transaction. Deferred settlement is not permitted without the approval of the Mexican National Banking and Securities Commission, even where mutually agreed. Most securities traded on the Mexican Stock Exchange are on deposit with Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

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

Purpose

Our main corporate purpose is to operate airports pursuant to airport concessions.

Bylaws

This section summarizes certain provisions of Mexican law and our estatutos sociales (bylaws).

At our Extraordinary Shareholders’ Meeting held on October 27, 2006, our shareholders adopted resolutions amending and restating of our bylaws to organize the company as a sociedad anónima bursátil (a form then newly required by law for publicly traded companies in Mexico), and to conform our bylaws to the provisions of the Securities Market Law. Many of the changes related to the enhancement of our corporate governance.

During 2010, our Audit Committee proposed, to our board of directors, an amendment to our bylaws relating to the Corporate Practices articles (Practicas Societarias, as described in the Mexican Securities Market Law) in order to more closely align our bylaws with the terms of the Mexican Securities Market Law with respect to Corporate Practices. After reviewing the amendment proposal, our board of directors instructed the Audit Committee to submit the proposal to the CNBV to obtain their opinion regarding how the amended articles compared with the Mexican Securities Market Law, specifically as it relates to Corporate Practices. In response, the CNBV provided their recommendations both with respect to the specific consultation as well as with respect to other articles contained in the proposed amendment. We accepted the CNBV’s recommendations and re-submitted the proposed amendments to the CNBV. As of the date of this report, we have not received a response from the CNBV.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 8, 2016:

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

All ordinary shares confer equal rights and obligations to holders within each series. Series BB shares are subject to transfer restrictions under our bylaws and generally must be converted to Series B shares before they can be transferred. Up to 49% of the Series BB shares can be converted into Series B shares at any time. The remaining 51% of Series BB shares could not be converted into Series B shares before August 25, 2009, absent prior approval by the SCT. Thereafter and until August 25, 2014, one fifth of such 51% could be converted each year. On or after August 25, 2014, none of the Series BB shares may be converted into Series B shares if (i) the Technical Assistance Agreement between AMP and us has not been renewed; and (ii) the Series BB shareholders so request. Notwithstanding the foregoing, if at any time after August 25, 2014, Series BB shares represent less than 7.65% of our share capital, those shares will be mandatorily converted into Series B shares and the Technical Assistance Agreement will be terminated.

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

Notwithstanding the foregoing, resolutions at extraordinary shareholders’ meetings called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

•	any amendment to our bylaws that: (i) changes or deletes the authorities of our committees; or (ii) changes or deletes the rights of minority shareholders;

•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;

•	termination of the participation agreement between us and AMP;

•	the cancellation of registration of our shares with the National Securities Registry (Registro Nacional de Valores), with the BMV or with any other domestic or foreign stock exchanges in which they are registered;

•	a merger by us with an entity the business of which is not directly related to our business or that of our subsidiaries; or

•	a spin-off, dissolution or liquidation of our business.

Our bylaws also establish the following voting requirements:

•	the amendment of the restrictions in our bylaws on ownership of shares of our capital stock requires the vote of holders of 85% of our capital stock;

•	a delisting of our shares requires the vote of holders of 95% of our capital stock; and

•	the amendment of the provisions in our bylaws requiring that a shareholder exceeding our share ownership limits conduct a public sale of his excess shares requires the vote of holders of 85% of our capital stock.

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

Dividends and Distributions

At our General Ordinary Shareholders’ Meeting, the board of directors will submit to the shareholders for their approval our audited consolidated financial statements for the preceding fiscal year.

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

At the General Ordinary Shareholders’ Meeting held on April 16, 2013, we declared a dividend of Ps.1.21 billion, or Ps.2.2837 per common share. The first payment for that dividend in the amount of Ps.907.5 million was made on April 25, 2013, and the remaining Ps.302.5 million was paid on November 27, 2013.

At the General Ordinary Shareholders’ Meeting held on April 23, 2014, we declared a dividend of Ps.1.59 billion, or Ps.3.0249 per common share. The first payment for that dividend in the amount of Ps.1.19 billion was made on May 27, 2014, and the remaining Ps.302.5 million was paid on July 4, 2014. In an Extraordinary Shareholders’ Meeting also held on April 23, 2014, our shareholders approved an additional capital distribution of Ps.1.51 billion, or Ps.2.8730 per outstanding share.

At the General Ordinary Shareholders’ Meeting held on April 21, 2015, we declared a dividend of Ps.1.74 billion, or Ps.3.32 per common share. The first payment for that dividend in the amount of Ps.956.5 million was made on August 21, 2015, and the remaining Ps.788.4 million was paid on November 4, 2015. In an Extraordinary Shareholders’ Meeting also held on April 21, 2015, our shareholders approved an additional capital distribution of Ps.1.41 billion, or Ps.2.68 per outstanding share.

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

Duration

The duration of our corporate existence has been set at 100 years, expiring in 2098.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the SCT under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation” and “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions” and “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – General Obligations of Concession Holders.”

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

There is a tax incentive for Mexican individuals to claim a credit for dividends generated in 2014, 2015 and 2016 that are reinvested in our Company. This credit applies as follows: (i) if the dividends are paid in 2017, a net 9% tax would be withheld (comprising the 10% withholding tax less a 1% credit), such that 10% of the 10% withholding tax would be credited under the incentive; (ii) if the dividends are paid in 2018, a net 8% tax would be withheld (comprising the 10% withholding tax less a 2% credit), such that 20% of the 10% withholding tax would be credited under the incentive; or (iii) if the dividends are paid in 2019 or thereafter, a net 5% tax would be withheld (comprising the 10% withholding tax less a 5% credit), such that 50% of the 10% withholding tax would be credited under the incentive.

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

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value-added taxes applicable to the ownership, transfer or disposition of the Series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the Series B shares or ADSs may in certain circumstances causes a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the Series B shares or ADSs.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar but collected in pesos based on the average exchange rate for the prior month. In 2013, 2014 and 2015, approximately 26.2%, 27.9% and 29.7%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2013, 2014 and 2015, 28.6%, 29.4% and 33.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 17.7% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2015, we estimate that our passenger charge revenues from international passengers would have increased by Ps.425.6 million if such depreciation had not taken place.

As of December 31, 2013, 15.9% of our cash and marketable securities were denominated in U.S. dollars. As of December 31, 2014, no cash and marketable securities were denominated in U.S. dollars. As of December 31, 2015, 4.6% of our cash and marketable securities were denominated in U.S. dollars and 1.3% were denominated in euros

At December 31, 2013 and 2014 we did not have any relevant foreign currency indebtedness. In 2015, we obtained U.S.$191.0 million in loans with which we financed 100% of the acquisition of DCA. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2013, 2014 and 2015, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

In the recent past, we have funded the majority of our capital expenditures with bank loans. However, due to a strategic shift, we now expect to fund the most significant portion of our capital investments through debt issuances on the Mexican capital markets. In line with our past strategy, we entered into bank loans bearing both fixed and variable interest rates. Our fixed-rate debt established a fixed interest rate of 7.08%, and the unpaid balance as of December 31, 2015 was Ps.1.5 billion. In 2009, we entered into bank loans bearing variable interest rates, which exposed us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates (the banks charge interest at a rate based on the TIIE plus 3.5%). In order to hedge against such interest rate risk, in December 2009, we entered into a cash flow hedge with Banamex for a nominal amount of Ps.372.2 million, which sets a ceiling of 7% on the TIIE, resulting in a maximum interest rate of 10.5%. The fair market value of this instrument as of December 31, 2013 was Ps.0.3 million. This instrument would be in effect from December 2012 until January 2017; however, we made a Ps.61.6 million prepayment of the loan in December 2013, and in February 2014, we prepaid the remaining balance of Ps.217.6 million. With these payments these loans were paid in full, and as a result, the cash flow hedge will be terminated. In 2011, we entered into bank loans with HSBC and Banamex bearing variable interest rates, which expose us to interest rate risk. The primary interest rate risk exposure results from changes in the relevant base rates. HSBC charges interest at a rate based on the TIIE plus 1.65%. Banamex charges interest base on the TIIE plus 1.35% for the 2011 disbursements and 1.43% for 2012 disbursements. In August and November 2012, we entered into bank loans with BBVA Bancomer with an interest rate based on the TIIE plus 120 basis points. On April 10, 2013, we entered into bank loans with BBVA Bancomer with an interest rate based on the TIIE plus 133 basis points. On November 28, 2014, we opened a revolving credit line with Scotiabank for a total of Ps.1, 741.0 million in order to pre-pay prior bank loans entered into with other banking institutions. Credit taken under this line bears interest at the variable TIIE rate plus 0.57%, with a single payment of the principal 180 days after the disbursement and monthly interest payments. On February 20, 2015, we issued Ps.2.6 billion in long-term debt securities with which we repaid all remaining bank debt. On January 29, 2016, we reopened the GAP 15 long-term debt securities and issued a total of Ps.1.1 billion in additional debt securities on the Mexican debt capital markets, which was allocated to finance capital investments set forth in the Master Development Program for 2016. We had approximately Ps.4.9 billion in variable-rate debt at December 31, 2015. For more information regarding our funding and liquidity strategies, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

As of December 31, 2015, we paid Ps.46.3 million of interest expense under variable interest rate loans, with an average TIIE rate of 3.3% plus basis points contracted as corresponding, and Ps.23.4 million of interest expense with an average LIBOR rate of 0.2% plus basis points contracted as corresponding. Based upon a 100 basis points increase of the TIIE rate, we estimate that our interest expense would have increased by Ps.40.4 million.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual New York Stock Exchange listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2013, we received U.S.$174.5 thousand in reimbursements for expenses from 2012 from the depositary. On January 31, 2014, we received U.S.$286.8 thousand in reimbursements for expenses from 2013 from the depositary. On September 1, 2015, we received U.S.$146.0 thousand in reimbursements for expenses from 2014 from the depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

a) Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive

Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2015. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2015.

Our independent registered public accounting firm, Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited), has issued an attestation report on the effectiveness of our internal control over financial reporting.

c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited the internal control over financial reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 24, 2016 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the translation of the Company’s consolidated financial statements into English.

Galaz, Yamazaki, Ruíz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR ARTURO SÁNCHEZ BARRAGÁN

C.P.C. Salvador Arturo Sánchez Barragán

Guadalajara, Jalisco, Mexico

February 24, 2016

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Carlos Cárdenas Guzmán, an independent director under NYSE listing standards, joined our board of directors and our Audit Committee in 2011, and we believe that he is qualified to serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. Our board of directors appointed Mr. Cárdenas as President of the Audit Committee and also as the financial expert of that Committee. For a discussion of Mr. Cárdenas qualifications, see “Item 6, Directors, Senior Management and Employees – Directors.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (a member of Deloitte Touche Tohmatsu Limited), during the fiscal years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013		2014		2015
	(thousands of pesos)
Audit fees	Ps.	6,079	Ps.	6,625	Ps.	6,941
Audit-related fees		2,945		3,166		3,252
Tax fees		67		—		—
Other fees		1,287		1,501		2,237

Total fees	Ps.	10,378	Ps.	11,292	Ps.	12,430

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

The tables below set forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by or on behalf of an “affiliated purchaser,” the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate U.S. dollar value) of shares that may yet be purchased under our plans and programs.

Shares Repurchased Pursuant to the Share Repurchase Program

2015	(a) Total number of shares purchased(1) (2)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs(3)	(d) Approximate dollar value that may yet be purchased under the plans or programs (in million)
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

2015 Total	—	—	—	—

(1)	We do not repurchase our shares other than through the share repurchase program. Shares repurchased, if any, were purchased in open-market transactions.
(2)	During 2015, AMP did not buy any of our shares.
(3)	We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the General Ordinary Shareholders’ Meeting held on April 16, 2013, a stock buy-back program was approved under the Mexican Securities Law for a maximum amount of Ps.640 million for the twelve months following April 24, 2013. At the General Ordinary Shareholders’ Meeting held on April 23, 2014, a stock buy-back program was approved under the Mexican Securities Law for a maximum amount of Ps.400 million for the twelve months following April 23, 2014. At the General Ordinary Shareholders’ Meeting held on April 21, 2015, a stock buy-back program was approved under the Mexican Securities Law for a maximum amount of Ps.850 million for the twelve months following April 21, 2015.

As of December 31, 2013, 2014 and 2015, there was a total balance of 34,406,892, 35,424,453 and 35,424,453 repurchased shares, respectively, on our Consolidated Statements of Financial Position.

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

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chair or CEO;

(iii) a person who receives, or whose immediate family member receives, more than $120,000 during any twelve-month period within the last three years in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services only (and other than compensation for service as interim chair or CEO or received by an immediate family member for service as a non-executive employee);

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

Mexican law, our bylaws and the Mexican Code of Best Corporate Practices, which we adhere to, do not provide for non-management executive sessions. None of our managers are members of either our board of directors or our other committees, except that our chief executive officer is the chair of our Operating Committee, as provided for in Article 27 of our bylaws.

Committees for Director Nominations and Compensation and for Corporate Governance.

§303A.04 (a) specifies that listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

§303A.05 (a) specifies that listed companies must have a compensation committee composed entirely of independent directors.

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

(1)	Reference to sections are references to sections of the New York Stock Exchange Listed Company Manual. Pursuant to Section 303A.00, foreign private issuers, such as us, are exempt from the corporate governance standards of the exchange, with certain exceptions.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company.*

2.1	Deposit Agreement among the Company, The Bank of New York Mellon (formerly The Bank of New York) and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

3.1	Trust Agreement among the Company, AMP and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.1	Amended and Restated Guadalajara Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.2	Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the SCT, Nacional Financiera, S.N.C., the Company, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext and the ASA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.3	Technical Assistance and Technology Transfer Agreement among the Registrant, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., and Grupo Empresarial Ángeles, S.A. de C.V., together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.4	Professional Services Agreement between Aeropuerto de Guadalajara, S.A. de C.V. and AENA Desarrollo Internacional, S.A. dated as of August 4, 2008 (English translation) and a schedule highlighting the differences between this agreement and similar agreements with the Company’s other airport operating subsidiaries (incorporated by reference to our Form 20-F filed on June 29, 2010).

8.1	List of subsidiaries of the Company.*

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Dated: April 20, 2016

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2015 and 2014 and for the Years Ended December 31, 2015, 2014 and 2013 and Report of Independent Registered Public Accounting Firm Dated February 24, 2016

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2015, 2014 and 2013 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated financial statements of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2015, 2014 and 2013 and the consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity and of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2015, 2014 and 2013, and their results of operations, changes in shareholders’ equity and cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR ARTURO SÁNCHEZ BARRAGÁN

C.P.C. Salvador Arturo Sánchez Barragán

Guadalajara, Jalisco, Mexico

February 24, 2016

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015, 2014 and 2013

(In thousands of Mexican Pesos)

Assets

	December 31, 2015		December 31, 2014		December 31, 2013
Current assets:
Cash and cash equivalents (Note 6)	Ps.	2,996,499	Ps.	1,595,502	Ps.	2,168,187
Financial investments held for trading purposes		—		—		410,433
Trade accounts receivable – net (Note 7)		159,196		337,581		207,515
Recoverable taxes and undue payments (Note 13.b)		175,578		124,616		82,846
Other current assets		55,410		4,872		3,106

Total current assets		3,386,683		2,062,571		2,872,087
Advanced payments to suppliers		253,491		30,288		82,843
Machinery, equipment and improvements on leased assets – net (Note 8)		1,555,593		812,653		873,541
Improvements to concession assets – net (Note 9)		7,294,318		5,148,431		5,002,667
Airport concessions – net (Note 10)		12,240,167		9,611,296		9,895,346
Rights to use airport facilities – net (Note 11)		1,100,394		1,157,093		1,213,792
Other acquired rights – net (Note 12)		548,387		565,084		581,781
Deferred income taxes – net (Note 13.e)		4,933,221		4,851,164		4,673,687
Investments in associates (Note 14)		92,232		—		—
Other assets – net		68,913		47,627		38,856

Total	Ps.	31,473,399	Ps.	24,286,207	Ps.	25,234,600

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015, 2014 and 2013

(In thousands of Mexican Pesos)

Liabilities and Stockholders’ Equity

	December 31, 2015		December 31, 2014		December 31, 2013
Current liabilities:
Banks loans and current portion of long-term borrowings (Note 16.a)	Ps.	3,529,102	Ps.	978,538	Ps.	637,577
Concession taxes payable		117,802		38,704		36,335
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 31)		149,637		124,957		102,394
Accounts payable (Note 15)		637,246		300,642		316,233
Taxes payable		26,982		41,211		23,765
Income taxes payable (Note 13)		197,541		98,174		95,850

Total current liabilities		4,658,310		1,582,226		1,212,154

Deposits received in guarantee (Note 5)		725,437		597,139		522,204
Deferred income taxes (Note 13.e)		818,879		—		—
Employee benefits (Note 17)		93,367		80,015		70,632
Long-term borrowings (Note 16.a)		421,363		740,936		1,216,899
Debt securities (Nota 16.b)		2,600,000		—		—

Total long-term liabilities		4,659,046		1,418,090		1,809,735

Total liabilities		9,317,356		3,000,316		3,021,889

Stockholders’ equity (Note 18):
Common stock		12,528,780		13,937,322		15,447,322
Repurchased shares		(1,733,374)		(1,733,374)		(1,664,034)
Legal reserve		840,743		735,491		635,914
Reserve for repurchase of shares		2,583,374		2,133,374		2,027,302
Retained earnings		6,638,935		6,213,078		5,766,207
Foreign currency translation reserve		415,493		—		—

Total controlling interest		21,273,951		21,285,891		22,212,711
Non-controlling interest (Nota 19)		882,092		—		—

Total stockholder´s equity		22,156,043		21,285,891		22,212,711

Total	Ps.	31,473,399	Ps.	24,286,207	Ps.	25,234,600

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican Pesos, except per share amounts)

	2015		2014		2013
Revenues (Note 20):
Aeronautical services	Ps.	5,419,022	Ps.	3,925,736	Ps.	3,616,616
Non-aeronautical services		1,849,252		1,338,542		1,170,492
Improvements to concession assets		838,635		281,874		440,728

		8,106,909		5,546,152		5,227,836

Operating costs:
Cost of services (Note 21)		1,558,258		1,161,588		1,128,951
Technical assistance fees (Note 31)		236,507		194,228		171,470
Concession taxes (Note 1.a)		483,086		261,577		237,728
Depreciation and amortization (Note 22)		1,156,435		925,220		883,235
Cost of improvements to concession assets (Note 24)		838,635		281,874		440,728
Other income – net (Note 25)		(254,612)		(43,424)		(7,453)

		4,018,309		2,781,063		2,854,659

Income from operations		4,088,600		2,765,089		2,373,177

Finance cost – net (Note 26):
Interest income		90,889		71,376		124,223
Interest expense		(209,304)		(86,601)		(179,145)
Exchange (loss) gain – net		(338,395)		7,235		3,763

		(456,810)		(7,990)		(51,159)

Share of loss of associate (Nota 14)		(13,704)		—		—

Income before income taxes		3,618,086		2,757,099		2,322,018
Income tax expense (Note 13.c):
Current		1,030,026		760,508		653,565
Deferred		(182,717)		(245,929)		(577,777)

		847,309		514,579		75,788

Profit for the year		2,770,777		2,242,520		2,246,230
Other comprehensive income:
Exchange differences on translating foreign operations		482,394		—		—

Total comprehensive income for the year	Ps.	3,253,171	Ps.	2,242,520	Ps.	2,246,230

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican Pesos, except per share amounts)

	2015		2014		2013
Profit for the year attributable to:
Controlling interest	Ps.	2,726,020	Ps.	2,242,520	Ps.	2,246,230
Non-controlling interest		44,757		—		—

	Ps.	2,770,777	Ps.	2,242,520	Ps.	2,246,230

Total comprehensive income for the year attributable to:
Controlling interest	Ps.	3,141,513	Ps.	2,242,520	Ps.	2,246,230
Non-controlling interest		111,658		—		—

	Ps.	3,253,171	Ps.	2,242,520	Ps.	2,246,230

Weighted average number of common shares outstanding		525,575,547		525,636,745		530,061,831

Basic and diluted earnings per share (in Mexican Pesos, Note 3.s)	Ps.	5.9772	Ps.	4.2663	Ps.	4.2377

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Total		Non-controlling interest		Total stockholders´ equity
Balances as of January 1, 2013	561,000,000	Ps.	15,447,322	Ps.	(1,387,302)	Ps.	553,477	Ps.	1,667,302	Ps.	5,172,414	Ps.	—	Ps.	21,453,213	Ps.	—	Ps.	21,453,213
Transfer of earnings to legal reserve (Note 18.h)	—		—		—		82,437		—		(82,437)		—		—		—		—
Dividends declared and paid, Ps. 2.2837 pesos per share (Note 18.b)	—		—		—		—		—		(1,210,000)		—		(1,210,000)		—		(1,210,000)
Reserve for repurchase of shares (Note 18.b)	—		—		—		—		360,000		(360,000)		—		—		—		—
Repurchase of 4,127,492 shares	—		—		(276,732)		—		—		—		—		(276,732)		—		(276,732)
Comprehensive income	—		—		—		—		—		2,246,230		—		2,246,230		—		2,246,230

Balances as of December 31, 2013	561,000,000		15,447,322		(1,664,034)		635,914		2,027,302		5,766,207		—		22,212,711		—		22,212,711
Transfer of earnings to legal reserve (Note 18.h)	—		—		—		99,577		—		(99,577)		—		—		—		—
Dividends declared and paid, Ps. 3.0249 pesos per share (Note 18.c)	—		—		—		—		—		(1,590,000)		—		(1,590,000)		—		(1,590,000)
Capital distribution (Note 18.d)	—		(1,510,000)		—		—						—		(1,510,000)		—		(1,510,000)
Reserve for repurchase of shares (Note 18.c)	—		—		—		—		106,072		(106,072)		—		—		—		—
Repurchase of 1,017,561 shares (Note 18.e)	—		—		(69,340)		—		—		—		—		(69,340)		—		(69,340)
Comprehensive income	—		—		—		—		—		2,242,520		—		2,242,520		—		2,242,520

Balances as of December 31, 2014	561,000,000		13,937,322		(1,733,374)		735,491		2,133,374		6,213,078		—		21,285,891		—		21,285,891
Transfer of earnings to legal reserve (Note 18.h)	—		—		—		105,252		—		(105,252)		—		—		—		—
Dividends declared and paid, Ps. 3.32 pesos per share (Note 18.f)	—		—		—		—		—		(1,744,911)		—		(1,744,911)		—		(1,744,911)
Capital distribution Ps. 2.68 pesos per share (Note 18.g)	—		(1,408,542)		—		—		—		—		—		(1,408,542)		—		(1,408,542)
Reserve for repurchase of shares (Note 18.f)	—		—		—		—		450,000		(450,000)		—		—		—		—
Business combinations non-controlling interest	—		—		—		—		—		—		—		—		852,825		852,825
Dividends declared and paid non-controlling interest	—		—		—		—		—		—		—		—		(82,391)		(82,391)
Comprehensive income:
Profit of the year	—		—		—		—		—		2,726,020		—		2,726,020		44,757		2,770,777
Other comprehensive income for the year	—		—		—		—		—		—		415,493		415,493		66,901		482,394

	—		—		—		—		—		2,726,020		415,493		3,141,513		111,658		3,253,171

Balances as of December 31, 2015	561,000,000	Ps.	12,528,780	Ps.	(1,733,374)	Ps.	840,743	Ps.	2,583,374	Ps.	6,638,935	Ps.	415,493	Ps.	21,273,951	Ps.	882,092	Ps.	22,156,043

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican Pesos)

	2015		2014		2013
Cash flows from operating activities:
Profit for the year	Ps.	2,770,777	Ps.	2,242,520	Ps.	2,246,230
Adjustments for:
Employee benefits		13,352		9,383		10,342
Bad debt expense		5,380		15,056		11,758
Depreciation and amortization		1,156,435		925,220		883,235
Share of loss of associate		13,704		—		—
Bargain purchase gain		(189,744)		—		—
Net loss on derivative financial instruments		—		340		705
Interest expense		198,567		65,730		115,612
Unrealized exchange gain		354,458		—		—
Income tax expense		847,309		514,579		75,788

		5,170,238		3,772,828		3,343,670
Changes in working capital:
(Increase) decrease in:
Financial investments held for trading purposes		—		410,433		23,140
Trade accounts receivable		173,005		(145,122)		25,523
Recoverable income tax and other current assets		(27,188)		25,047		74,695
Recoverable income tax		—		269		1,592
Increase (decrease) in:
Concession taxes payable		79,098		2,369		4,108
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		24,680		22,563		17,073
Accounts payable		301,508		37,772		(13,057)
Taxes payable		(14,229)		17,446		4,144
Deposits received in guarantee		128,298		74,935		91,579

Cash generated by operating activities		5,835,410		4,218,540		3,572,467
Income taxes paid		(930,657)		(758,310)		(607,754)

Net cash flows provided by operating activities		4,904,753		3,460,230		2,964,713

Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased buildings, improvements to concession assets and advance payments to suppliers		(1,128,382)		(620,266)		(686,270)
Proceeds from sales of machinery and equipment		2,023		435		677
Net cash outflows on acquisition of subsidiary		(2,543,568)		—		—
Other investing activities		—		(13,209)		4,642

Net cash flows used in investing activities		(3,669,927)		(633,040)		(680,951)

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican Pesos)

	2015		2014		2013
Cash flows from financing activities:
Dividends declared and paid		(1,744,911)		(1,590,000)		(1,210,000)
Dividends paid to non-controlling interest		(82,391)		—		—
Capital distribution		(1,408,542)		(1,510,000)		—
Repurchase of shares		—		(69,340)		(276,732)
Debt securities		2,600,000		—		—
Proceeds from bank loans		9,056,701		1,378,881		488,204
Payments on bank loans		(8,076,912)		(1,513,883)		(646,452)
Interest paid on bank loans		(177,774)		(95,533)		(134,278)

Net cash flows used in financing activities		166,171		(3,399,875)		(1,779,258)

Net increase (decrease) in cash and cash equivalents		1,400,997		(572,685)		504,504
Cash and cash equivalents at beginning of year		1,595,502		2,168,187		1,663,683

Cash and cash equivalents at the end of year	Ps.	2,996,499	Ps.	1,595,502	Ps.	2,168,187

Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets on account	Ps.	221,151	Ps.	86,383	Ps.	135,386

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican Pesos)

1.	Activities of the Company and significant events

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company or GAP) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, Los Cabos, Silao (Guanajuato), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes. Additionally, in April 2015, GAP acquired 100% of the shares of Desarrollo de Concesiones Aeroportuarias, S.L. (DCA), a Spanish company, which owns a majority stake in MBJ Airports Limited (MBJA), which operates the Sangster International Airport in Montego Bay in Jamaica. The Company’s principal address is Mariano Otero Avenue 1249 B, six floor, Rinconada del Bosque, zip code 44530, Guadalajara, Jalisco, Mexico.

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

The Board of Directors of the Company at an extraordinary meeting held on March 18, 2015, approved the participation in bidding for the acquisition of DCA, leaving the Operating Committee and three independent members of the Board of Directors the authority to determine the acquisition price and conditions to offer in the bidding. The Board of Directors also granted special powers of attorney to the Chief Executive Officer, Chief Financial Officer and the General Counsel to sign all contracts related to the transaction and the ability to obtain bank or debt securities to finance the entire acquisition.

On April 20, 2015, the Company completed a transaction with Spanish company Abertis Airports, S.A (Abertis) for the acquisition of 100% of the shares of DCA. The acquisition was the result of a private and confidential bidding process among various participants. The total amount of the transaction was USD$192,000,000, with funding provided by Scotiabank for Ps. 1,091,000 and USD$95,000,000 and BBVA for USD$27,000,000.

DCA has a 74.5% stake in MBJA, the entity that operates Sangster International airport in Montego Bay in Jamaica. MBJA holds the concession to operate, maintain and utilize the airport for a period of 30 years, beginning April 3, 2003. Vantage Airport Group Limited (Vantage) owns the remaining 25.5% stake in MBJA.

DCA also has a 14.77% stake in SCL Terminal Aéreo Santiago, S.A. (SCL), the operator of the international terminal in Santiago, Chile until September 30, 2015. On September 30, 2015, the concession to operate the Santiago, Chile airport expired, consequently, those assets were immediately returned to the Chilean government and the new operator without any significant incidents. Though SCL will no longer have operations, according to the concession agreement, SCL must remain in effect for an additional year after the transfer, so if there are potential contingencies, SCL can address them. After that first year, SCL will remain in effect for another year before its dissolution in accordance with tax regulations in Chile.

Significant events

•	On January 8, 2015, the Company obtained proceeds of Ps. 635,430 related to the credit agreement signed with Scotiabank. Additionally, on February 3, 2015, it obtained proceeds of Ps. 375,570, related to a loan for Ps. 730,000 described in Note 16.a, which will be used to prepay other bank loans. The total amount of debt paid on March 9, 2015 was Ps. 1,741,000, with the proceeds obtained from the issuance of Debt securities on February 20, 2015.

•	In the months of January and February 2015, the Company prepaid bank loans related to outstanding balances at December 31, 2014 of the different agreements signed with Banco Nacional de Mexico, S.A. (Banamex), BBVA and HSBC Mexico, S.A. (HSBC) described in Note 16.a. The total amounts paid were Ps. 989,474, with which such loans were fully repaid.

•	On February 20, 2015 the Company made public debt issuance by means of long-term debt securities (Certificados Bursátiles de Largo Plazo) in the Mexican market for Ps. 2,600,000, which are unsecured and have a principal payment at maturity, under the Ps. 9,000,000 program approved by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV) as a recurring issuer for the next five years. Certificates GAP 15 and GAP 15-2 were issued in the amounts of Ps. 1,100,000 and Ps. 1,500,000, respectively, at a variable rate equal to 28-day TIIE plus 24 basis points and a fixed rate of 7.08%, with maturities of 5 and 10 years, due February 14, 2020 and February 7, 2025, respectively. The funds raised in this issuance will be used to repay existing outstanding debt with Scotiabank in an amount equal to Ps. 1,741,000; and the remaining Ps. 859,000 of the proceeds will be used to finance capital investments in accordance with investments for 2015 set forth in the Company’s Master Development Program.

•	In an Ordinary Stockholders’ Meeting held on April 21, 2015, the stockholders approved a dividend payment of Ps. 3.32 per shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Mexican Securities Market Law. The first payment for Ps. 1.82 per share was in cash on August 21, 2015 of Ps. 956,547 and the second payment for Ps. 1.50 per share was made on November 4, 2015 of Ps. 788,364. (Note 18.f.)

•	In an Extraordinary Stockholders’ Meeting held on April 21, 2015, the stockholders approved a capital reduction of Ps. 2.68 per share. The payment was made on May 15, 2015 for Ps. 1,408,542 as described in Note 18.g.

•	On May 19, 2015, Company signed with Scotiabank an unsecured loan line totaling USD$191,000,000 for financing the purchase of DCA, with an interest rate of LIBOR plus 70 basis points, with interest payments every 28 days and a single payment of principal on 18 May 2016. With this bridge loan it prepaid the loan entered into for the acquisition of DCA.

•	On June 17, 2015, the Mexican Supreme Court issued an amparo to the Company upholding the validity of Articles X and XII of the Company’s bylaws regarding the limitations on ownership of its capital stock. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles. On December 11, 2015, both parties were notified of the final judgment, ordering them to refer to the collegiate court of origin to the effect that the Second Civil Chamber of the High Court of Mexico City, who is ordered to confirm articles X and XII of the bylaws of the Company are valid based on Article 48, section III of the Mexican Securities Market Law. As of the issuance date of the consolidated financial statements, the Company is still awaiting final resolution by the court.

•	In an Ordinary Stockholders’ Meeting of MBJA held on June 30, 2015, the stockholders approved a dividend payment of USD$26,000,000 to be distributed to shareholders in their respective proportion. The dividends were paid on September 17, 2015, of which USD$19,370,000 were paid to DCA while USD$6,630,000 were paid to Vantage.

•	On August 19, 2015, the Company prepaid the USD$95,000,000 loan contracted with Scotiabank on May 19, 2015 and a new line of credit with BBVA for the same amount was obtained at a rate of LIBOR plus 60 basis points, with a single payment on February 15, 2016 and payments of monthly interest.

•	On September 30, 2015, the concession to operate the Santiago Airport in Chile expired, consequently, those assets were immediately returned to the Chilean government and the new operator without any significant incidents. However, there is a one-year period during which SCL remains responsible for latent defects.

•	On December 9, 2015, the operations at the Tijuana International Airport of a cross-border bridge between Otay, United States and Tijuana, Mexico was initiated. The bridge facilitates transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana, The Mexican border authority’s services are located in the Tijuana airport, and the corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border (operated by Otay-Tijuana Venture, L.L.C.). Use of this new facility is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger fees (Tarifa por Utilización de los Servicios Aeroportuarios, or “TUA”). Passengers using the bridge from or to Tijuana may be subject to toll charges levied by CBX, the bridge operator in the U.S.

2.	Basis of presentation

a.	Statement of Compliance – These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), its amendments and interpretations issued by the International Accounting Standards Board (IASB) issued and outstanding or issued and early adopted at the date of preparation of these financial statements.

b.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

c.	Basis of preparation – The consolidated financial statements have been prepared on the historical cost basis except for assets and liabilities assumed in the business combinations on the date of purchase, which were recorded at fair value.

•	Historical cost – Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

•	Fair value – The Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability

d.	Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries, for the years ended December 31, 2015, 2014 and 2013. The consolidated subsidiaries are as follows:

Company	% participation	Location	Activity
Aeropuerto de Aguascalientes, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto del Bajío, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Guadalajara, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Hermosillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de La Paz, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Los Mochis, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Manzanillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Mexicali, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Morelia, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de San José del Cabo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Tijuana, S.A. de C.V.	99.99%	Mexico	Operation of airport
Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)	99.99%	Mexico	Provides personnel services
Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)	99.99%	Mexico	Social advice and support infrastructure of educational institutions
Puerta Cero Parking, S.A. de C.V. (PCP)	99.99%	Mexico	Operation of parking lot.
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)	99.99%	Mexico	Administrative services
Desarrollo de Concesiones Aeroportuarias, S.L. (Consolidated as of April 2015)	100%	Spain	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited (consolidated as of April 2015)	74.50%	Jamaica	Operation of airport
GA del Pacífico es do Brasil, LTDA	99.99%	Mexico	No operation

Control is achieved when the Company:

•	Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

e.	Application of new and revised International Financing Reporting Standards

Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) and interpretations that are mandatorily effective for the current year

In the current year, the Company has applied a number of amendments to IFRSs and new Interpretation issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2015.

Annual Improvements to IFRSs 2010 – 2012 Cycle and 2011 – 2013 Cycle

The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2010 – 2012 Cycle and 2011 – 2013 Cycle. One of the annual improvements requires entities to disclose judgements made by management in applying the aggregation criteria set out in paragraph 12 of IFRS 8 Operating Segments. The application of the other amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

f.	Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2015, 2014 and 2013, and for the years then ended, are prepared in pesos, which is the reporting currency of the Company and are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates prevailing at the reporting date. Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions of $16.1548 pesos per USD and euros to USD$1.1057.

g.	Use of estimates and critical judgments in preparing the financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities, income and expenses of the relevant period. Actual results could differ from these estimates. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Identification of net assets and liabilities assumed in a business combination and determination of fair value (Note 4)

•	Estimation of doubtful accounts (Note 7)

•	Definition of useful lives and depreciation and amortization periods (Note 3 c. and .3.d.)

•	Probability of recovery of tax loss (Note 13.g)

•	Recovery of tax on assets paid in prior years (Note 13.f)

•	Assumptions used to determine liabilities for retirement benefits (Note 17)

•	Contingency liabilities (Note 28)

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

Accounting for the Concession – Management believes it has carried out a comprehensive implementation of the standards applicable to the accounting treatment of its concessions in México and Jamaica and it determined that, among others, International Financial Reporting Interpretation (IFRIC) 12 Service Concession Arrangements is applicable to the Company. The Company treats its investments related to improvements and upgrades to be performed in connection with the MDP under the intangible asset model established by IFRIC 12 and does not recognize a provision for maintenance, as all investments required by the MDP, regardless of their nature, directly increase the Maximum Tariff per traffic unit (MT). Accordingly, all amounts invested under the MDP have a direct correlation to the amount of fees the Company will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues the Company will be able to generate. As result, management defines all expenditures associated with investments required by the MDP as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the MDP is mandatory, as well as the fulfillment of the MT and therefore, in case of default in any of these obligations (MDP or MT), the Company could be subject to sanctions and even its concession could be revoked. To determine the amortization period of the intangible associated with the improvements and upgrades made to comply with the MDP, the Company focuses on the period over which they will generate future economic benefits or the concession term, whichever is less.

h.	Income from operations – This line item is comprised by total revenues less operating costs. Although this presentation is not required by IAS 1 Presentation of Financial Statements, it is included in the consolidate statements of profit or loss and other comprehensive income because it represents a reliable measure of the economic and financial performance of the Company.

i.	Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the year ended December 31, 2015, other comprehensive income are represented by the effects of translation of foreign subsidiaries. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are recognized in the income statement. For the years ended December 31, 2014 and 2013, comprehensive income is represented only by the net income of each year.

j.	Classification of cost and expenses – Costs and expenses presented in the consolidated statements of profit or loss and other comprehensive income were classified according to their nature.

3.	Significant accounting policies

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

a.	Financial instruments

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

Financial assets at FVTPL are stated at fair value, with any gain or loss arising on remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned from the financial asset and is included in the finance income in the consolidated statements of profit or loss and other comprehensive income. Fair value is determined in the manner described in Note 5.

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

•	Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

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

b.	Cash and cash equivalents – Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses with immediate availability. Cash is stated at nominal value and cash equivalents are valued at fair value that does not exceed their market value; the yields, which are recognized as interest income as it accrues.

c.	Machinery, equipment and improvements on leased buildings

•	Recognition and valuation – Machinery, equipment and improvements to leased buildings are recognized at acquisition cost less accumulated depreciation and any accumulated impairment losses. The acquisition cost includes expenses directly attributable to the acquisition of the asset.

When significant parts of an asset of machinery, equipment and improvements to leased buildings have different useful lives, they are accounted for separately as a component of the asset.

Gains and losses from sales or retirements of machinery, equipment and improvements to leased buildings are determined comparing the proceeds from the sale or retirement against net amount of machinery, equipment and improvements to leased buildings and are recognized net in other income in the consolidated statement of profit and loss and other comprehensive income.

•	Subsequent costs – The cost to replace a part or item of machinery, equipment and improvements to leased buildings are recognized in the value of the asset when it is probable that future economic benefits associated with that part will flow to the Company and its cost can be measured reliably. The net value of the replaced item is derecognized at its net book value. Minor maintenance costs are recognized in the consolidated statement of profit and loss and other comprehensive income.

•	Depreciation – Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other substitute value of that cost based on the straight-line method, this is the value that reflects more certainty the expected pattern of consumption of future economic benefits implicit in the active. The Company does not determine residual values for machinery, equipment, improvements and leased buildings as they are not considered to be material.

•	Depreciation of machinery and equipment is recognized in the consolidated statement of profit and loss and other comprehensive income and is calculated under the straight-line method based on the useful lives of the related assets. Also, improvements to leased buildings are amortized by the straight-line method based on the remaining useful life of the improvements or the lease term, whichever is less. The estimated useful life, residual value and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis.

The estimated useful lives for the current period and comparative period are as follows:

	Useful life (years)	Average annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	3.3 - 4	30% - 25%
Transportation equipment	4-5	25% - 20%
Communication equipment	10 - 4 - 3.3	10% - 25% - 30%
Improvements on leased buildings	10	10%

d.	Intangible Assets

•	Improvements to concession assets – Improvements to concession assets are accounted for the improvements that are made pursuant to the MDP and improvements carried out by the daily operation of the Company’s airports. All infrastructure investments made by the airports will be delivered to the Mexican government or the government of Jamaica as corresponds at the end of the term of the Concession. Under the Company’s concession agreements, through the Master Development Programs agreed with each governments every five years, the Company is committed to carry out various improvements, upgrades and additions to each of its airports on an annual basis in the case of Mexican airports and every five years in Jamaica. In exchange for investing in those additions and upgrades, each government grants the Company the right to obtain benefits for services provided using those assets. The Company, as the operator of the concession assets, recognizes an intangible asset as it receives a right granted by each government to charge users of the public service associated with the use of its airports.

•	Airport concessions – The Company recognized an intangible asset of the Concession granted by the SCT to manage and operate each of the airports in Mexico for 50 years since its acquisition. As regards to MBJA, the Company recognized an intangible asset at the fair value of the concession to operate and exploit that airport until 2033 according to the determination of fair values resulting from the acquisition of DCA and MBJA accordance IFRS 3 Business Combinations.

•	Rights to use airport facilities – Rights to use airport facilities are recorded at acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and exploit them during the Concession term. At MBJA no rights to use airport facilities were identified.

•	Other acquired rights – These rights correspond to payments made by the Company after the date the Mexican concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded at its acquisition cost. In MBJA there are no other acquired rights.

•	Amortization – After to its initial recognition, intangible assets are valued at acquisition cost plus capitalized borrowing costs that are recognized, less accumulated amortization and accumulated impairment losses. Amortization is recognized in the consolidated statement of comprehensive income under the straight line method applied to the shorter of the estimated period of future economic benefits the intangible assets will generate, or the concession period, from the date they are available for use.

Amortization periods for the current and comparative period are as follows:

	Period (years)	Average annual amortization rate
Improvements to concession assets	12.5 - 20	8% - 5%
Airport concessions	49 - 18	2% - 5.5%
Rights to use airport facilities	10 - 49	10% - 2%
Other acquired rights	44 - 48	2%

The amortization method and useful lives are reviewed at each year end date and adjusted prospectively if necessary.

e.	Capitalized borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use are added to the cost of those assets, until such time as the assets are substantially ready for their intended use for sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

f.	Impairment of financial and non-financial assets

•	Financial assets – A financial asset that is not recognized at FVTPL is evaluated by the Company at the close of each reporting period to determine whether there is evidence of potential impairment. A financial asset is impaired if there is objective evidence that a loss has occurred after the initial recognition of the asset and that loss has a negative effect on the estimated future cash flows of the asset, that can be estimated reliably.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach in the payment of the interests or the loan; or

•	It is probable that the borrower will enter in bankruptcy or into a financial reorganization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

An impairment loss on financial assets carried at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Losses are recognized in consolidated statements of profit or loss and other comprehensive income and are reflected in the allowance for doubtful accounts included in cost of services. When a subsequent event causes the amount of impairment loss to reverse, such amount is recognized in consolidated statements of profit or loss and other comprehensive income on a prospective basis and cannot exceed the amount of the impairment previously recognized.

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

The recoverable amount of an asset or cash-generating unit is the higher of asset value in use and net selling price. To determine the asset’s value in use, the estimated future cash flows are discounted to present value using an appropriate discount rate before tax that reflects current market conditions in relation to the time value of money and the risks specific to the asset. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit or CGU). An impairment loss is recognized immediately in profit and loss.

The individual airports of the Company in Mexico cannot be considered as separate cash-generating units, as the bidding process for the concession made by the Mexican Federal Government included the package of twelve airports, and therefore the Company is required to operate and maintain all 12 airports independently of the results they generate individually. Considering the above, if there are indicators of impairment exist, the Company performs an impairment assessment on a consolidated basis with is Mexican companies. Moreover, the value of the assets of MBJA are individually valued at the end of each period to determine whether there are indications of impairment to be a single separate cash-generating units.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit and loss, unless the relevant asset is recognized on a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

For purposes of assessing impairment, goodwill is allocated to each single separate CGU of the company, which is expected to be benefited from the synergies of the combination.

The single separate CGU to which goodwill has been allocated are tested for impairment annually or more frequently when there are indications that the CGU may be impaired. If the recoverable amount of a CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata basis and based on the book value of each asset within the CGU. Any impairment loss of goodwill is recognized directly in income. An impairment loss recognized in goodwill is not reversed in periods posteriors.

g.	Investment in associate – An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Entity’s share of the profit or loss and other comprehensive income of the associate.

The Company discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale.

When the Company transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

h.	Derivative financial instruments – The Company occasionally uses derivative financial instruments, specifically interest rate caps, to hedge its exposure to interest rate risk arising primarily from debt instruments.

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

i.	Business combinations – Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

•	Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquire (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

Transaction costs, different from those associated with the issuance of debt or capital, incurred by the Company in connection with a business combination are expensed as incurred.

j.	Other intangible assets – Costs incurred in the development phase, as well as other intangible assets that meet certain requirements and that the Company has determined will have future economic benefits, are capitalized and amortized based on the straight-line method. Expenditures that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

k.	Leases – The payments made by the Company as a lessee under operating leases are recognized in the consolidated statements of profit of loss and other comprehensive income on a straight-line basis over the lease term. Lease incentives received are recognized, as applicable, as a decrease in overall rental costs over the term of the contract. The Company’s accounting policy as a lessor is disclosed in Note 3.q.

l.	Provisions – Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

Provisions are classified as current or noncurrent based on the period of time estimated to meet the obligations covered.

m.	Direct employee benefits – The Company provides its employees in Mexico and abroad different types of benefits. In Mexico the liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits primarily include statutory employee profit sharing (PTU) payable, compensated absences, vacation and vacation premium and incentives. The PTU is recorded in the income year in which it is incurred and presented under cost of services in the consolidated statements of profit or loss and other comprehensive income.

n.	Employee benefits – The seniority premium liability are calculated by independent actuaries at the projected unit credit method using nominal interest rates. Due to its impact is not material, actuarial gains and losses generated during the year are recognized directly in the profit or loss rather than recognize them in other comprehensive income.

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

Contributions to benefit plans to defined contribution retirement are recognized as expenses at the time the employees render services that give them the right to contributions.

Any liability for compensation is recognized when the Company can no longer withdraw the offer of compensation and / or when the entity recognizes related restructuring costs.

o.	Revenue recognition – Aeronautical and non-aeronautical revenues are recognized at their fair value, within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

•	Aeronautical services – The majority of the revenues in México are derived from rendering aeronautical services, related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” per “workload unit.” A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. Moreover, in MBJA aeronautical revenues correspond to the fee for passengers and security, which are collected by airlines who are also invoice other charges for landing and parking aircraft.

•	Revenues from non-aeronautical services consist mainly of the leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, and other miscellaneous revenues.

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

p.	Foreign currency transactions – Transactions in currencies other than the functional currency of the Company (foreign currencies) are recognized using exchange rates prevailing at the dates on which the transactions are made. At the end of each reporting period, monetary items denominated in foreign currencies are converted at the exchange rates prevailing at that time.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rates prevailing at the date of the statements would. Exchange fluctuations are recorded in results of the period within the financial costs and presented as exchange gain or loss.

Non-monetary items that are valued at historical cost in a foreign currency are converted at the exchange rate at the date of the transaction.

q.	Conversion of foreign operations – The assets and liabilities of foreign operations and the fair value adjustments arising from the acquisition, are translated at the exchange rates prevailing at the reporting date. Revenues and expenses of foreign operations are translated at the average exchange rate for the period of transactions.

The differences associated with foreign currency translation of foreign operations to the presentation currency (pesos) are recognized in other comprehensive income and presented in the foreign currency translation reserve in equity.

r.	Income taxes – Current income tax is recorded in the income statement of the year in which it is incurred. The expense for income taxes includes both the tax assessed and deferred tax. Deferred and current tax are recognized the consolidated statement of profit or loss, except when they are related to items recognized in other comprehensive income, or directly in equity, in that case the deferred and current tax are also recognized in other comprehensive income or directly in equity, respectively.

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

The Company did not recognized deferred taxes for the following items:

•	Initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor tax results.

•	Differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and where the Company has the power to control the reversal date.

s.	Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period, adjusted by repurchased shares retained in treasury. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same.

t.	Interest income and cost – Interest income comprises interest income from investments in debt securities, changes in the market value of financial assets at FVTPL and gains on hedging instruments that are recognized in the consolidated statement of comprehensive income, among other concepts. Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount can be reliably measured. Interest income is recorded on a regular basis, with reference to the capital invested and the effective interest rate.

Interest costs comprise interest costs of loans net of interest cost capitalized on qualifying assets, changes in the market value of financial assets at FVTPL, losses on hedging instruments that are recognized in the consolidated statement of comprehensive income, interest paid to the tax authorities, among other items. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the consolidated statement of comprehensive income, using the effective interest method.

u.	Operating segments – An operating segment is a component of the Company that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company. All operating results of the operating segments are regularly reviewed by the Chief Executive Officer for making decisions about resources to be allocated to the segment and assess its performance and for which specific financial information is available. Each of the airports of the Company represents an operating segment.

v.	Cash flow statement – The Company presents cash flows from operating activities using the indirect method, in which the net income is adjusted for the effects of transactions that do not require cash flows including those associated with investing and financing activities. Additionally, the Company presents interest income as part of operating activities.

4.	Business Combination

Acquisition of DCA

The Board of Directors of the Company at an extraordinary meeting held on March 18, 2015, approved the participation in bidding for the acquisition of DCA, leaving the Operating Committee and three independent members of the Board of Directors the authority to determine the acquisition price and conditions to offer in the bidding. The Board of Directors also granted special powers of attorney to the Chief Executive Officer, Chief Financial Officer and the General Counsel to sign all contracts related to the transaction and the ability to obtain bank or debt securities to finance the entire acquisition.

On April 17, 2015, the Company reached an agreement with the Spanish company Abertis for the acquisition of the entire stake in the Spanish company DCA for a price of USD$192.0 million. The transaction closed on April 20, 2015. The contract establishes that the date for determining the purchase price was January 1, 2015, so all the rights and obligations of these companies were identified on that date.

DCA also has a MBJA the 74.5% and 14.77% stake in SCL. The acquisition qualifies as a business combination in accordance with IFRS 3.

MBJA operates the Sangster International airport in Montego Bay in Jamaica, who has concession with the government that ends on April 3, 2033. The airport is located right in the center of the tourist corridor from Negril to Ocho Rios, which concentrates 90% the hotel capacity of the island according to information published by the Jamaican Tourist Board. In 2014 the airport served a total of 3.6 million passengers, 99.0% were international, of which 66% had as their origin the United States, 20% from Canada, 1% from Europe and 2% from the Caribbean and others regions.

SCL was the operator of the International Airport of Santiago de Chile until September 30, 2015. On that date SCL was handed over to the airport authority in that country and the new operator. Although it no longer has operations in accordance with the concession agreement, SCL must remain in effect for one year after the transfer of the concession in order to address any potential contingencies that arise. After that first year, SCL will remain in force for a year before dissolutions in accordance with tax regulations in Chile.

As part of the analysis performed to determine the acquisition date of DCA, the Company concluded that the date it acquired control over was April 20, 2015. Therefore, for all practical purposes the beginning of the consolidation was defined as April 1, 2015 so, the consolidated statement of income and other comprehensive income for the year ended December 31, 2015 the Company comprises the results of DCA from that date.

The Company has finalized the determination of the fair value of assets acquired and liabilities assumed in the acquisition of DCA and MBJA and their recognition for accounting purposes.

Valuation Methodology

The income approach was used to quantify the fair value of the concession, which is based on cash generation expected by the asset during its remaining useful life. This approach assumes that the income from the asset determines its value. As a first step, it requires the development of projected cash flows, continuing with the determination of the present value of these cash flows to calculate the terminal value, which is a representation of the defined period in which the asset will continue to generate revenue.

The cost and market approach was used to determine the fair values of property, plant and equipment and improvements to concession assets, which estimates the fair value by determining the current replacement cost of one asset for another of equal value. The replacement cost of an asset reflects the estimated cost of rebuilding or replacement of assets, less an allowance for loss in value due to depreciation. The market approach is based on the price in a different observable market participants have paid for similar and comparable assets for the determination of fair value.

Assets acquired and liabilities recognized at the date of acquisition

Following are presented the net assets acquired at fair value determined in the measurement period and recorded at the date of acquisition according to IFRS 3 as well as the purchase price paid in cash.

	Fair value acquisition DCA
Assent
Cash and cash equivalents	Ps.	383,799
Trade accounts receivable		98,211
Other current assent		78,597
Machinery and equipment		398,072
Improvements to concession assets		1,816,380
Airport concessions		2,684,026
Other assents		74,926

Total acquisition assents		5,534,011

Liabilities
Accounts playable		(155,515)
Loans		(658,981)
Deferred income taxes		(749,579)

Total current liabilities		(1,564,075)

Net assets acquired		3,969,936

Consideration transferred		2,927,367
Non-controlling interest		852,825

		3,780,192

Bargain purchase gain	Ps.	189,744

In determining the fair value recognized in the acquisition of DCA a deferred tax liabilities of Ps. 678,792 was recorded.

During the process of the acquisition of DCA there was no contingent consideration.

In the valuation process it was determined that the values of cash equivalents, accounts receivable, other current assets, accounts payable, financial liabilities, other current liabilities and other noncurrent liabilities recorded in DCA approximate their fair value at the date acquisition.

The non-controlling interest (25.5% in MBJA) recognized at the date of acquisition of DCA was valued by reference to the fair value of the net assets acquired and amounted to Ps. 852,825.

The bargain purchase gain was due to a strategy implemented by the Company as part of its financial analysis to determine the most appropriate acquisition price, which was compared to the expected cash flows of the business that resulted in the fair value of the net assets acquired being greater than the price paid. After reviewing if it had appropriately identified and valued all the assets acquired and liabilities assumed, a bargain purchase gain was recognized in the consolidated income statement.

To fulfill the disclosure requirements of IFRS 3, the Company prepared a pro forma consolidated statement of profit or loss and other comprehensive income to present the revenues and income of the combined entity as if the acquisition had occurred on January 1, 2015. In addition to provide analysts and investors a better understanding of the acquisition, the condensed consolidated statement of profit or loss and other comprehensive income of the Company for the year 2014, was presented for comparative purposes.

	December 2015	December 2014
Revenues:
Aeronautical revenue	Ps. 5,622,575	Ps. 3,925,736
No aeronautical revenue	1,933,760	1,338,542
Improvements to concession assets	838,635	281,874

	8,394,970	5,546,152

	December 2015		December 2014
Operating costs:
Costs of services		1,637,919		1,161,588
Technical assistance fees		242,456		194,228
Concession taxes		525,745		261,577
Depreciation and amortization		1,224,123		925,220
Cost of improvements to concession assets		838,635		281,874
Other income		(254,236)		(43,424)

		4,214,642		2,781,063
Operating income		4,180,328		2,765,089
Finance costs		(406,839)		(7,990)
Share of loss of associate		(15,733)		—

Income before income taxes		3,757,756		2,757,099
Income taxes		884,517		514,579

Profit for the year		2,873,239		2,242,520
Other comprehensive income
Exchange differences on translating foreign operations		427,238		—

Comprehensive income	Ps.	3,300,477	Ps.	2,242,520

Profit for the year attributable to:
Controlling interest	Ps.	2,816,523	Ps.	2,242,520
Non-controlling interest		56,716		—

	Ps.	2,873,239	Ps.	2,242,520

Total comprehensive income for the year attributable to:
Controlling interest		3,176,861		—
Non-controlling interest		123,616		—

	Ps.	3,300,477	Ps.	2,242,520

It is important to consider that the dividends to be paid in the future by MBJA to DCA shall include the results for the full year 2015 and its retained earnings at December 31, 2014.

The Company’s consolidated result of the year from DCA include revenues of Ps.995,707 and profits of Ps. 308,323.

5.	Financial risk management

The Company is exposed to the following risks from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Company’s exposure to each of the above risks, the objectives, policies and processes of measuring and risk management of the Company. In different sections of these financial statements the Company has included additional in-depth disclosures.

At December 31, 2015, 2014 and 2013, financial instruments held by the Company are comprised of the following:

	December 31, 2015	December 31, 2014	December 31, 2013
Financial assets
Cash and cash equivalents	Ps. 2,996,499	Ps. 1,595,502	Ps. 2,168,187
Financial investments held for trading purposes	—	—	410,433
Receivables	159,196	337,581	207,515
Derivative financial instruments		—	340
Financial liabilities at amortized cost
Long-term debt securities	Ps. 2,600,000	Ps. —	Ps. —
Current and long term bank loans	3,950,465	1,719,474	1,854,476
Accounts payable	586,878	353,839	348,242

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

•	Accounts receivable and others – The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (Tarifa de Uso Aeroportuario, TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. At December 31, 2015, 2014 and 2013 the revenues for TUA represented 55.3%, 60.8% and 58.8% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. Approximately 29.8%, 37.2% and 33.4% of the Company’s revenues in 2015, 2014 and 2013 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. Approximately 29.4%, 35.3% and 35.4% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2015, 2014 and 2013 were generated by the Guadalajara airport. In addition, approximately 92.2%, 90.4% and 91.2% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2015, 2014 and 2013, respectively, were generated by seven of the Company’s airports (Guadalajara, Tijuana, San Jose del Cabo, Puerto Vallarta, Montego Bay, Bajío and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA in Mexico, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse to the airport the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the case of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. At December 31, 2015, 2014 and 2013, the Company has customer deposits of Ps. 725,437 (Ps. 31,333 are from MBJA), Ps. 597,139 and Ps. 522,204, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

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

•	Financial instruments held for trading purposes – The Company limits its exposure to credit risk by investing in government-backed securities. Management constantly monitors credit ratings to anticipate any counterparty defaults.

•	Liquid funds and derivative financial instruments – The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by recognized rating agencies.

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt; this excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters. The Company has external financing as described in Note 16 for compliance of its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2015 the Company doesn’t have any unused lines of credit. As of December 31, 2014, the Company has available credit lines of Ps. 1,011,000.

Following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2015, 2014 and 2013:

	December 31, 2015
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		1,100,000		—		1,100,000
Fixed rate loans			516		1,569		201,860		31,709		5,529		241,183
Variable rate bank loans			—		3,286,442		38,715		358,316		25,809		3,709,282
Fixed rate interest	9.85%		1,405		5,949		128,836		436,654		483,357		1,056,201
Variable rate interest	3.62%		5,485		7,014		42,028		160,328		—		214,855
Trade accounts payable	N/A		196,757		240,481		—		—		—		437,238
AMP	N/A		—		—		149,637		—		—		149,637

		Ps.	204,163	Ps.	3,541,455	Ps.	561,076	Ps.	2,087,007	Ps.	2,014,695	Ps.	8,408,396

Fixed rate bank loans		Ps.	21,928	Ps.	—	Ps.	28,929	Ps.	9,643	Ps.	—	Ps.	60,500
Fixed rate interest	8.52%		1,795		—		2,762		630		—		5,187
Variable rate bank loans			30,503		18,917		878,261		689,586		41,707		1,658,974
Variable rate interest	4.69%		5,824		16,621		29,070		71,370		2,600		125,485
Trade accounts payable	N/A		133,619		95,263		—		—		—		228,882
AMP	N/A		—		—		124,957		—		—		124,957

		Ps.	193,669	Ps.	130,801	Ps.	1,063,979	Ps.	771,229	Ps.	44,307	Ps.	2,203,985

	December 31, 2013
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Fixed rate bank loans		Ps.	21,929	Ps.	21,429	Ps.	108,642	Ps.	60,500	Ps.	—	Ps.	212,500
Fixed rate interest	8.52%		3,227		1,369		8,132		3,392		—		16,120
Variable rate bank loans			30,307		267,873		187,397		977,470		178,929		1,641,976
Variable rate interest	5.55%		9,530		14,016		52,201		149,415		7,532		232,694
Trade accounts payable	N/A		72,443		162,413		10,992		—		—		245,848
AMP	N/A		—		—		102,394		—		—		102,394

		Ps.	137,436	Ps.	467,100	Ps.	469,758	Ps.	1,190,777	Ps.	186,461	Ps.	2,451,532

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

The Company in certain cases enters into derivatives instrument contracts to manage market risks. These transactions are in-line within the policies established by management. The Company also applies hedge accounting to minimize the volatility in profit or loss associated with certain financial instruments.

•	Foreign exchange risk – The Company is exposed to currency risk for its revenues and trade accounts receivable denominated in a currency other than the functional currency of the Company. The foreign currencies in which transactions are primarily denominated is the U.S. dollar (USD) (Note 30).

In Mexico, the tariffs to be charged to international passengers and international flights are published in the Official Journal (Diario Oficial de la Federación) in USD, however, in accordance with Mexican law these tariffs are billed and collected in Mexican pesos. A significant depreciation of the peso during the last two months in each year could lead to an increase in aeronautical revenues that could lead to exceed the maximum tariff per traffic unit allowed, which may be a breach of compliance with the Concession’s maximum rates of each airport. If a significant appreciation of the peso occurs, the Company may be required to provide discounts to avoid exceeding the maximum tariffs. On the other hand, a significant appreciation of the peso could lead to our rates substantially decreasing. The Company has no way to recover the lost revenue if it charges less than the maximum rate as a result of a significant appreciation of the peso.

In MBJ, the tariffs to be charged to domestic and international passengers in USD, which they are composed for a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In April 2015, the new tariffs approved by the Airport Authority of Jamaica (AAJ) in November 2014 came into effect, where the increase in the rate for international passengers was USD$8.50 to USD$19.34 per person and domestic passengers tariffs remained of at USD$5.52 per person. Therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

While the Company can ensure that it does not exceed the maximum rates in Mexico as mentioned above, the depreciation of the Mexican peso can have a positive effect on commercial revenues and aeronautical revenues, while that appreciation of Mexican peso generally has a negative effect. The rates applied to international passengers, international flights and some of our commercial contracts are denominated in USD and are billed and collected in Mexican pesos translated at the average exchange rate of the previous month. Therefore, the depreciation of the peso against the dollar results in the Company obtaining more USD than before the depreciation, while the appreciation of the peso against the USD results in the Company obtaining less Mexican pesos. As the Mexican peso appreciates against the USD, the Company obtains fewer pesos which could result in a decreased in profit, especially if the appreciation continues or exceeds historical levels. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a consequence of the depreciation of the peso, or as a result of other factors.

In MBJA, expenses are comprised approximately 60% in USD, with the rest payable in Jamaican dollars. An appreciation of the Jamaican dollar would therefore increase expenses in USD terms.

Following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts at December 31, 2015	Peso amounts at exchange rate of Ps. 17.2065		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	8,907	Ps.	153,253	Ps.	168,579	Ps.	137,928
Trade accounts receivable	6,578		113,188		124,507		101,869

	15,485		266,441		293,086		239,797
Financial liabilities:
Accounts payable	(96,887)		(1,667,086)		(1,833,799)		(1,500,381)
Loans	(215,574)		(3,709,283)		(4,080,221)		(3,338,364)

Net liability position	(296,976)	Ps.	(5,109,928)	Ps.	(5,620,934)	Ps.	(4,598,948)

	USD amounts at December 31, 2014	Peso amounts at exchange rate of Ps. 14.7180		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	2,886	Ps.	42,473	Ps.	46,720	Ps.	38,226
Trade accounts receivable	1,829		26,922		29,614		24,229

	4,715		69,395		76,334		62,455
Financial liabilities:
Accounts payable	(168)		(2,472)		(2,718)		(2,224)

Net asset position	4,547	Ps.	66,923	Ps.	73,616	Ps.	60,231

	USD amounts at December 31, 2013	Peso amounts at exchange rate of Ps. 13.0765		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	181	Ps.	2,366	Ps.	2,603	Ps.	2,130
Financial investments held for trading purposes	31,387		410,433		451,478		369,391
Trade accounts receivable	1,134		14,826		16,310		13,344

	32,702		427,625		470,391		384,865
Financial liabilities:
Accounts payable	(237)		(3,097)		(3,402)		(2,784)

Net asset position	32,465	Ps.	424,528	Ps.	466,989	Ps.	382,081

Interest rate risk – The Company is exposed to fluctuation in interest rates on financial instruments, such as investments, loans and debt issuances. The Company monitors its interest rate risk and when bank loans are entered into with variable interest rates, it determines whether it should enter into derivative financial instruments, in order to reduce its exposure to the risk of volatility in interest rates. The negotiation with derivative financial instruments is only entered into with institutions of high repute and credit rating. The Company does not enter into operations for speculative purposes.

Fluctuations in interest rates impact primarily loans, changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt). Management does not have a formal policy to determine how much exposure the Company should have to fixed or variable rates. However, when getting new loans, management uses its judgment to decide if it believes that a fixed or variable rate would be more favorable during the term of the loan.

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days, LIBOR 30-days in Mexico and LIBOR GRA in MBJA, respectively. If the date of year end 2015, variable interest rates to which the Company is exposed had been 100 basis points higher or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2015, 2014 and 2013 would be as follows:

	2015		2014		2013
Effect in case of interest rate increase in 100 basis points
Variable rate debt	Ps.	(40,370)	Ps.	(6,794)	Ps.	(10,491)

Effect in case of interest rate decrease in 100 basis points
Variable rate debt	Ps.	40,370	Ps.	6,794	Ps.	10,491

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

The Board of Directors seeks to maintain the optimal balance for the ratio between total liabilities and stockholders’ equity, which may result from increased levels of bank loans up to the financial structure that it deems optimal, therefore, management seeks authorization from the Board of Directors for any additional debt issuances or for the prepayment of debt. While total liabilities grow in relation to equity and net profit continues to increase, the Company will generate higher returns on capital. The Company has no obligation to maintain a ratio of equity to total liabilities in particular.

Following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2015		2014		2013
Stockholders’ equity –controlling interest	Ps.	21,191,560	Ps.	21,285,891	Ps.	22,212,711
Total liabilities		9,317,356		3,000,316		3,021,889
Ratio of total stockholders’ equity to liabilities		2.3		7.1		7.4

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

•	The acquisition has to be approved previously at a Stockholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).

•	If the acquisition is made the Company reduces stockholders’ equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.

•	Announcing the amount of common stock issued and paid when determining the authorized stock, for repurchase. The Ordinary Stockholders Meeting shall expressly agree, for each year, the maximum amount of funds that may be used for the repurchase of the Company’s shares, with the only limitation that the sum of the resources that can be used for this purpose, in no event shall exceed the total balance of retained earnings of the Company.

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

Fair value of the financial instruments – Except for loans and debt securities, management believes the carrying amounts of financial assets and financial liabilities, recognized at amortized cost in the financial statements, approximate their fair value due to their short-term maturities.

As of December 31, 2015, 2014 and 2013, the fair value of financial liabilities recognized at amortized cost was Ps. 6,568,634, Ps. 1,702,710 and Ps. 1,817,414, respectively, while their book value is Ps. 6,550,465, Ps. 1,719,474 and Ps. 1,854,476, respectively. The fair value of loans are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The fair value of financial assets and liabilities is determined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3)

•	Financial instruments recognized at fair value, are categorized according to the fair value hierarchy into levels 1 to 3 based on the degree to which their fair value is objectively observable, are:

•	Financial instruments classified as FVTPL – Are classified within Level 1 of the fair value hierarchy.

•	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.

6.	Cash and cash equivalents

As of December 31, 2015, 2014 and 2013, the balances are comprised of the following:

	December 31, 2015		December 31, 2014		December 31, 2013
Cash	Ps.	1,171,725	Ps.	140,638	Ps.	119,136
Overnight investments of cash surpluses		1,824,774		1,454,864		2,040,879
Cash equivalents designated for expenditure, held in trust		—		—		8,172

	Ps.	2,996,499	Ps.	1,595,502	Ps.	2,168,187

7.	Trade accounts receivable

As of December 31, 2015, 2014 and 2013, trade accounts receivable are comprised of the following:

	December 31, 2015		December 31, 2014		December 31, 2013
Trade accounts receivable	Ps.	295,611	Ps.	490,579	Ps.	372,497
Allowance for doubtful accounts		(136,415)		(152,998)		(164,982)

	Ps.	159,196	Ps.	337,581	Ps.	207,515

Accounts receivable include balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps. 170,541, Ps. 257,605 and Ps. 202,464 as of December 31, 2015, 2014 and 2013, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements in the allowance for doubtful accounts are recorded under cost of services in the consolidated statement of profit or loss and other comprehensive income.

	2015		2014		2013
Beginning balance	Ps.	(152,998)	Ps.	(164,982)	Ps.	(226,005)
Bad debt expense		(15,285)		(15,056)		(11,758)
Write-offs		9,905		6,466		11,282
Reversal of bad debts		24,891		20,574		61,499
Increased for MBJA´s consolidation		(2,928)		—		—

Ending balance	Ps.	(136,415)	Ps.	(152,998)	Ps.	(164,982)

The allowance for doubtful accounts is comprised of customer balances that are in litigation or bankruptcy process and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2015, 2014 and 2013 these balances amounted to Ps. 110,442, Ps. 77,137 and Ps. 98,026, respectively. The allowance also includes customer balances in arrears in their payments and that are in a process of regularization; therefore they have not been sued. At December 31, 2015, 2014 and 2013 the amount of these balances amounted to Ps.25,973, Ps.75,861 and Ps. 66,956, respectively. During 2015, 2014 and 2013, the Company recorded reversals of bad debt of the balances that were in a legal process with an unfavorable outcome for the Company. The amount of these bad debt expense totaled Ps. 24,891, Ps. 20,574 and Ps. 61,499, respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2015, 2014 and 2013. There are other cancellations of write-off for customers that were in arrears in their payments, but were paid in 2015, 2014 and 2013 for Ps. 9,905, Ps. 6,466 and Ps. 11,282, respectively.

Following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31, 2015		December 31, 2014		31 de diciembre de 2013
Accounts receivables past due from 1 to 30 days	Ps.	52,833	Ps.	15,619	Ps.	20,600
Accounts receivables past due 31 to 60 days		8,290		7,051		4,475
Accounts receivables past due 61 to 90 days		4,292		3,257		1,009
Accounts receivables past due more than 90 days		1,834		29		121

	Ps.	67,249	Ps.	25,956	Ps.	26,205

Following is the percentage of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that corresponds to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2015		December 31, 2014		December 31, 2013
	% de TUA to be paid	% de TUA to be paid	% receivable of SAE	% receivable to SAE	% de TUA to be paid	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	23.0%	15.8%	3.4%	3.9%	9.6%	7.5%
ABC Aerolíneas, S.A. de C.V.	6.4%	5.7%	2.1%	1.2%	5.8%	4.8%
Aerovías de México, S.A. de C.V.	4.9%	7.4%	2.2%	1.5%	4.0%	2.3%
Aerolitoral, S. A. de C. V.	7.9%	5.9%	1.7%	0.7%	5.7%	1.0%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2015, 2014 and 2013. These guarantees could be applied to any unpaid balance in case of a breach from clients and under certain circumstances.

8.	Machinery, equipment and improvements on leased buildings

As of December 31, 2015, 2014 and 2013, the machinery, equipment and improvements on leased buildings are comprised as follows:

	Balance as of January 1, 2015		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2015
Investment:
Machinery and equipment	Ps.	1,182,501	Ps.	670,607	Ps	. (9,306)	Ps.	63,429	Ps	. 1,907,231
Office furniture and equipment		143,538		27,737		(435)		3,848		174,688
Computer equipment		303,645		193,369		(972)		12,331		508,373
Transportation equipment		27,734		13,253		(4,984)		844		36,847
Communication equipment		19,542		9,316		(330)		—		28,528
Improvements on leased buildings		16,473		—		—		—		16,473

Total investment		1,693,433		914,282		(16,027)		80,452		2,672,140

Accumulated depreciation:
Machinery and equipment		(536,137)		(123,293)		7,337		(29,543)		(681,636)
Office furniture and equipment		(84,697)		(12,636)		435		(3,232)		(100,130)
Computer equipment		(219,851)		(65,456)		972		(9,313)		(293,648)
Transportation equipment		(25,564)		(1,783)		4,984		(809)		(23,172)
Communication equipment		(10,723)		(2,515)		126		—		(13,112)
Improvements on leased buildings		(3,808)		(1,041)		—		—		(4,849)

Total accumulated depreciation		(880,780)		(206,724)		13,854		(42,897)		(1,116,547)

Net amounts	Ps.	812,653	Ps.	707,558	Ps	. (2,173)	Ps.	37,555	Ps	. 1,555,593

	Balance as of January 1, 2014		Additions		Divestitures		Balance as of December 31, 2014
Investment:
Machinery and equipment	Ps.	1,133,285	Ps.	60,052	Ps.	(10,836)	Ps.	1,182,501
Office furniture and equipment		144,652		10,339		(11,453)		143,538
Computer equipment		311,065		44,357		(51,777)		303,645
Transportation equipment		27,249		1,162		(677)		27,734
Communication equipment		17,702		2,231		(391)		19,542
Improvements on leased buildings		10,413		6,060		—		16,473

Total investment	Ps.	1,644,366	Ps.	124,201	Ps.	(75,134)	Ps.	1,693,433

Accumulated depreciation:
Machinery and equipment	Ps.	(443,718)	Ps.	(102,813)	Ps.	10,394	Ps.	(536,137)
Office furniture and equipment		(79,406)		(16,485)		11,194		(84,697)
Computer equipment		(211,568)		(58,967)		50,684		(219,851)
Transportation equipment		(24,461)		(1,781)		678		(25,564)
Communication equipment		(8,916)		(2,109)		302		(10,723)
Improvements on leased buildings		(2,756)		(1,052)		—		(3,808)

Total accumulated depreciation	Ps.	(770,825)	Ps.	(183,207)	Ps.	73,252	Ps.	(880,780)

Net amounts	Ps.	873,541	Ps.	(59,006)	Ps.	(1,882)	Ps.	812,653

	Balance as of January 1, 2013		Additions		Divestitures		Balance as of December 31, 2013
Investment:
Machinery and equipment	Ps.	1,101,715	Ps.	42,834	Ps.	(11,264)	Ps.	1,133,285
Office furniture and equipment		138,354		9,511		(3,213)		144,652
Computer equipment		280,670		37,866		(7,471)		311,065
Transportation equipment		31,529		370		(4,650)		27,249
Communication equipment		15,597		2,369		(264)		17,702
Improvements on leased buildings		10,207		206		—		10,413

Total investment	Ps.	1,578,072	Ps.	93,156	Ps.	(26,862)	Ps.	1,644,366

Accumulated depreciation:
Machinery and equipment	Ps.	(354,840)	Ps.	(96,155)	Ps.	7,277	Ps.	(443,718)
Office furniture and equipment		(70,579)		(11,591)		2,764		(79,406)
Computer equipment		(165,508)		(51,578)		5,518		(211,568)
Transportation equipment		(26,462)		(2,649)		4,650		(24,461)
Communication equipment		(7,465)		(1,630)		179		(8,916)
Improvements on leased buildings		(1,753)		(1,003)		—		(2,756)

Total accumulated depreciation	Ps.	(626,607)	Ps.	(164,606)	Ps.	20,388	Ps.	(770,825)

Net amounts	Ps.	951,465	Ps.	(71,450)	Ps.	(6,474)	Ps.	873,541

Additions for investment and depreciation of machinery and equipment and improvements on leased buildings in 2015 include assets acquired as of April 1, 2015 by business combination whose fair value at the acquisition date is shown below:

	Net amounts
Machinery and equipment	Ps.	342,961
Office furniture and equipment		6,498
Computer equipment		31,626
Transportation equipment		342

Total	Ps.	381,427

During the years ended December 31, 2014 and 2013 no purchases of machinery and equipment and improvements on leased buildings by business combination took place.

As of December 31, 2015, 2014 and 2013, the net balances of machinery, equipment and improvements on leased buildings are:

	December 31, 2015
	Balance Mexican operations		Balance foreign operations		December 31, 2015		December 31, 2014		December 31, 2013
Net amounts:
Machinery and equipment	Ps.	888,011	Ps.	337,584	Ps.	1,225,595	Ps.	646,364	Ps.	689,567
Office furniture and equipment		69,089		5,469		74,558		58,841		65,246
Computer equipment		185,701		29,024		214,725		83,794		99,497
Transportation equipment		12,442		1,233		13,675		2,170		2,788
Communication equipment		15,416		—		15,416		8,819		8,786
Improvements on leased buildings		11,624		—		11,624		12,665		7,657

Total amounts	Ps.	1,182,283	Ps.	373,310	Ps.	1,555,593	Ps.	812,653	Ps.	873,541

The Company has several buildings under operating leasing for office use. In Notes 27.a and 32, the costs and obligations under these leases are disclosed.

9.	Improvements to concession assets

As of December 31, 2015, 2014 and 2013, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2015		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2015
Investment:
Improvements to concession assets	Ps.	7,019,188	Ps.	2,278,944	Ps.	—	Ps.	368,575	Ps.	242,677	Ps.	9,909,384
Construction in-progress		203,950		609,743		—		(368,575)		806		445,924

Total investment		7,223,138		2,888,687		—		—		243,483		10,355,308

Accumulated amortization		(2,074,707)		(934,177)		—		—		(52,106)		(3,060,990)

Net amounts	Ps.	5,148,431	Ps.	1,954,510	Ps.	—	Ps.	—	Ps.	191,377	Ps	7,294,318

	Balance as of January 1, 2014		Additions		Divestitures		Transfers		Balance as of December 31, 2014
Investment:
Improvements to concession assets	Ps.	6,346,319	Ps.	57,998	Ps.	(17,141)	Ps.	632,012	Ps.	7,019,188
Construction in-progress		367,598		468,364		—		(632,012)		203,950

Total investment	Ps.	6,713,917	Ps.	526,362	Ps.	(17,141)	Ps.	—	Ps.	7,223,138

Accumulated amortization	Ps.	(1,711,250)	Ps.	(380,598)	Ps.	17,141	Ps.	—	Ps.	(2,074,707)

Net amounts	Ps.	5,002,667	Ps.	145,764	Ps.	—	Ps.	—	Ps.	5,148,431

	Balance as of January 1, 2013		Additions		Divestitures		Transfers		Balance as of December 31, 2013
Investment:
Improvements to concession assets	Ps.	6,005,670	Ps.	97,155	Ps.	(13,591)	Ps.	257,085	Ps.	6,346,319
Construction in-progress		168,316		456,877		(510)		(257,085)		367,598

Total investment	Ps.	6,173,986	Ps.	554,032	Ps.	(14,101)	Ps.	—	Ps.	6,713,917

Accumulated amortization	Ps.	(1,363,836)	Ps.	(351,332)	Ps.	3,918	Ps.	—	Ps.	(1,711,250)

Net amounts	Ps.	4,810,150	Ps.	202,700	Ps.	(10,183)	Ps.	—	Ps.	5,002,667

Additions for investment and depreciation of machinery and equipment and improvements on leased buildings in 2015 include assets acquired as of April 1, 2015 by business combination, whose fair value at the acquisition date is shown below:

	Investment		Amortization		Net amounts
Improvements to concession assets	Ps.	2,264,602	Ps.	(462,719)	Ps.	1,801,883
Construction in-progress		7,523		—		7,523

Total	Ps.	2,272,125	Ps.	(462,719)	Ps.	1,809,406

During the years ended December 31, 2014 and 2013 no acquisitions of improvements to concession assets by business combination took place.

At December 31, 2015, 2014 and 2013, the net amounts of improvements to concession assets are:

	Balance Mexican operations		Balance foreign operations		Total balance as of December 31, 2015		Balance as of December 31, 2015		Balance as of December 31, 2014
Net amounts:
Improvements to concession assets	Ps.	4,876,173	Ps.	1,972,221	Ps.	6,848,394	Ps.	4,944,481	Ps.	4,635,069
Construction in-progress		429,809		16,115		445,924		203,950		367,598

Total amounts	Ps.	5,305,982	Ps.	1,988,336	Ps.	7,294,318	Ps.	5,148,431	Ps.	5,002,667

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, and even when they are not in committed investments in the MDP.

As of December 31, 2015, 2014 and 2013, the balance of machinery, equipment, improvements on leased buildings and improvements to concession assets includes investments pending to be paid of Ps. 221,151, Ps. 86,383 and Ps. 135,386, respectively. Construction in-progress relates mainly to the expansion of the terminal building at the Guadalajara airport, improvements to terminal building and runways at the San Jose del Cabo airport and improvements to roads and terminal building in Tijuana airport. As of December 31, 2015, 2014 and 2013, the cumulative net amount capitalized was Ps. 186,834, Ps. 185,797 and Ps. 166,610, respectively, with a capitalization rate of 4.6%, 4.8% and 1.3%, respectively. During 2015, 2014 and 2013, the Company capitalized borrowing costs of Ps. 1,037, Ps. 19,187 and Ps. 4,703, respectively.

10.	Airport concessions

a.	Mexican Concessions

As described in Note 1.a, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.a, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2015, 2014 and 2013:

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

Each airport concession agreement contains the following terms and basic conditions:

•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its MDP, and to provide airport, complementary and commercial services. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. The Company’s investment plans under the MDP must be updated every five years starting from 2000 and approved by the SCT. During December 2009, the SCT authorized the Company’s MDP update for the five-year period from 2015 to 2019.

•	The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•	The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

•	The concessionaire assumed ASA’s rights and obligations derived from airport-related agreements with third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•	The concessionaire must grant free access to specific airport areas to certain Mexican Government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•	According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

b.	Sangster Internacional Airport (MBJ)

As disclosed in Note 1.a, the Company acquired DCA in 2015, which holds a 74.5% stake in MBJA in 2015, located in Montego Bay, Jamaica. MBJA has a concession to operate, maintain and operate the airport for a period of 30 years as of April 3, 2003.

The concession of MBJ contains the following terms and conditions:

•	On April 2003, MBJ entered into a concession agreement with AAJ pursuant to which AAJ granted MBJA the right to rehabilitate, develop, operate and maintain MBJ. MBJA is thereby designated as the approved airport operator and permitted to undertake the functions of AAJ, relative to SIA. The agreement was amended on December 16, 2005 and further amended on April 12, 2006.

•	The concession agreement requires MBJA to provide the airport services set out therein at MBJ.

•	Through its concession agreement, MBJA is obliged to pay AAJ a monthly concession fee on the basis of traffic units (passengers) multiplied by the rate established in the concession. The rate is subject to annual adjustment according to the National Consumer Price Index in the United States (CPI).

•	The concession agreement is governed by Jamaican laws and MBJA cannot assign its rights or obligations under the agreement (except by way of security for indebtedness, without the prior written consent of AAJ).

•	AAJ can terminate the concession agreement in an event of default of MBJA including insolvency of MBJA or its shareholders (if the latter would have a material adverse effect on MBJA), cessation of business, material breach by MBJA of the concession agreement including non-payment of any amount due within 60 days after the due date, change of control, bribery or corruption or failure by the shareholders to provide equity funding required by applicable documents. Also, MBJA may terminate the concession agreement in the event of a material breach by AAJ which has a material adverse effect on the business of MBJ or expropriation or other material adverse action by the Jamaican Government.

The value of the concessions at December 31, 2015, 2014 and 2013 is as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
Mexican airport concession	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Other airport concession (fair value on date of acquisition in USD$176,086,000)		3,029,824		—		—
Amortization		(4,610,308)		(4,209,355)		(3,925,305)

	Ps.	12,240,167	Ps.	9,611,296	Ps.	9,895,346

Amortization recognized for the years ended December 31, 2015, 2014 and 2013, amounts to Ps. 400,953, Ps. 284,050 and Ps. 284,076, respectively.

11.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31, 2015, 2014 and 2013 was as follows only Mexican airports:

	December 31,2015		December 31,2014		December 31,2013
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less—accumulated amortization		(1,017,314)		(960,615)		(903,916)

	Ps.	1,100,394	Ps.	1,157,093	Ps.	1,213,792

Amortization recognized for the years ended December 31, 2015, 2014 and 2013 amounted to Ps. 56,699 in each year.

12.	Other acquired rights

At December 31, 2015, 2014 and 2013 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
Right to operate the charter and general aviation terminal and FBO at Los Cabos airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560		93,560
Right to operate various parking lots		5,673		5,673		5,673

		769,227		769,227		769,227
Less – accumulated amortization		(220,840)		(204,143)		(187,446)

	Ps.	548,387	Ps.	565,084	Ps.	581,781

Amortization recognized for the years ended December 31, 2015, 2014 and 2013 amounted to Ps. 16,697, in each year. These assets have a useful life until the end of the concession, as its use and operation will continue until the term expires.

13.	Income taxes

The Company is subject to income taxes, according to the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income taxes rate was 30% for 2014, 2015 and the next years will continue the same tax rate for the Mexicans companies. The tax rate for MBJ is 25% in Jamaica and for the subsequent years will continue with the same tax rate and for DCA is 28% tax rate in Spain, and will be 25% in subsequent years.

To determine deferred income taxes at December 31, 2015, 2014 and 2013 the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates.

a.	Recoverable income taxes paid on dividends – Dividends paid to stockholders which are not derived from the net tax income account (CUFIN) generate current income taxes, which can be credited against the taxes of the Company during the year of the dividend payment and the two subsequent years.

b.	Recoverable taxes – In the regular course of operations, the Company generates receivable balances by the overpayment of taxes payable, according to the calculation mechanism established in the Tax Law, which are recoverable through tax returns or offsetting. The main recoverable taxes are ISR, IMPAC and IVA.

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

As of December 31, 2014, the remaining portion pending to be recovered corresponds to the Hermosillo airport for Ps. 28,501 (values updated). The tax authorities determined that recoverable amount should be the result of the ISR calculation for the year and not be treated as an overpayment of taxes for the year. The risk with the resolution criteria is that the right to receive the refund of the amounts claimed will expire, as well as the favorable interest being sought by the Company. In a resolution dated October 25, 2013, the Company received a favorable ruling, however the authority filed for a review. On September 3, 2014 the Federal Tax and Administrative Judicial Tribunal (TFJFA) declared final judgment, which states that the authority has to return the amount of the refund and update the claim amount. On January 29, 2015 the Company received partial refund of Ps.9,595 including interest, however, the TFJFA failed to rule on the accrued interest, therefore a judgment for recovery will be presented and the process will continue.

The balances of recoverable taxes are comprised as follows:

	December 31,2015		December 31,2014		December 31,2013
Recoverable taxes:
IMPAC	Ps.	70,398	Ps.	79,306	Ps.	33,893
ISR		47,383		27,882		23,016
Value added tax		35,179		—		5,601
Tax to cash deposits		1,521		1,521		3,303
Business flat tax (IETU)		5,064		5,569		1,986
Withholding taxes		14,977		8,819		10,559
Other		1,056		1,519		4,488

	Ps.	175,578	Ps.	124,616	Ps.	82,846

c.	Income Tax – Income tax expense for the years ended at December 31, 2015, 2014 and 2013 consists of the following:

	2015		2014		2013
ISR:
Current	Ps.	1,018,647	Ps.	727,923	Ps.	644,932
Deferred		(182,717)		(245,929)		(577,016)
Cancellation of unrecoverable tax on dividends		11,379		32,585		—
IETU:
Current		—		—		8,633
Deferred		—		—		(761)

	Ps.	847,309	Ps.	514,579	Ps.	75,788

d.	Effective tax rate – The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2015, 2014 and 2013 is shown below:

	%	2015		%	2014		%	2013
Income before income taxes		Ps.	3,618,086		Ps.	2,757,099		Ps.	2,322,018
Income tax by applying the weighted average statutory rate	29.5%		1,067,335	30%		827,130	30%		696,605
Effects of tax inflation	(6.1%)		(220,630)	(13%)		(345,845)	(16%)		(371,523)
Cancellation of non-recoverable ISR from dividends	0.3%		11,379	1%		32,585	—		—
Effects of change in tax rate	—		—	—		—	(9%)		(199,048)
Effect of change in tax depreciation rates of the Concession	—		—	—		—	(2%)		(44,437)
Other	(0.3%)		(10,775)	1%		709	(0%)		(5,809)

Effective tax rate	23.4%	Ps.	847,309	19%	Ps.	514,579	3%	Ps.	75,788

e.	Assets and liabilities Deferred income tax recognized –

Deferred taxes are presented according to the origin of the operations of the individual subsidiaries of the Company as IAS - 12 Income taxes does not allow the offsetting of taxes in accordance with the following:

An entity shall offset deferred tax assets are tax deferred tax liabilities if, and only if:

(a)	It has a legally enforceable right to set off the tax authority, the amounts recognized in these items; and

(b)	deferred tax assets and deferred tax liabilities arising from profit tax corresponding to the same fiscal authority, which fall on:

(i)	the same company or individual tax; or

(ii)	different companies or individuals for tax purposes that seek to either liquidate assets and current tax liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which expected to be settled or recovered significant amounts of assets or liabilities for deferred taxes.

The deferred income tax are from Mexico subsidiaries:

	Assets
	2015		2014		2013
Deferred ISR asset:
Allowance for doubtful accounts	Ps.	34,813	Ps.	40,020	Ps.	43,222
Machinery and equipment		30,017		29,459		25,954
Improvements to concession assets		372,266		345,242		294,130
Airport concessions and rights to use airport facilities		4,046,418		4,009,860		3,830,501
Other acquired rights		111,492		108,737		100,816
Derivative financial instruments		—		—		17
Other assets		(121)		583		1,421
Tax loss carryforwards		137,330		55,685		52,775
Employee benefits		25,701		24,005		21,190
Provisions		7,251		4,482		11,930
Recoverable tax on assets		168,054		233,091		291,731

Deferred income tax asset	Ps.	4,933,221	Ps.	4,851,164	Ps.	4,673,687

The net deferred tax liability corresponds to the subsidiary in Jamaica:

	2015
Deferred tax liability (asset):
Trade receivables	Ps.	(2,158)
Machinery and equipment		(100,485)
Improvements to concession assets		(1,908)
Airport concessions		(728,231)
Provisions		13,903

Deferred tax liability	Ps.	(818,879)

f.	Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the statement of financial position is comprised of the following items:

	December 31, 2015		December 31, 2014		December 31, 2013
Tax loss carryforwards	Ps.	202,024	Ps.	184,746	Ps.	174,633
Recoverable tax on assets		230,198		233,370		236,385

	Ps.	432,222	Ps.	418,116	Ps.	411,018

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

g.	Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Aguascalientes, Los Mochis, Manzanillo and Morelia, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V. The Company estimates tax loss carryforwards will be recoverable in the airports of Aguascalientes and Morelia and in Grupo Aeroportuario del Pacífico, S.A.B. de C.V., according to the amounts shown in the following table. With respect to tax legislation relative to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2020. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2015		December 31, 2014		December 31, 2013
Tax loss carryforwards	Ps.	1,131,181	Ps.	801,434	Ps.	758,025
Unrecognized tax loss carryforwards		(673,415)		(615,819)		(582,109)

Recognized tax loss carryforwards	Ps.	457,766	Ps.	185,615	Ps.	175,916

h.	Balances and movements in deferred taxes during the period.

	Balance as of January 1, 2014		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2014		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2015
Temporary differences for the deferred ISR:
Allowance for doubtful accounts	Ps.	43,222	Ps.	(3,202)	Ps.	—	Ps.	40,020	Ps.	(5,207)	Ps.	—	Ps.	34,813
Machinery, equipment and improvements on leased buildings		25,954		3,505		—		29,459		558		—		30,017
Improvements to concession assets		294,130		51,112		—		345,242		27,024		—		372,266
Airport concessions and rights to use airport facilities		3,830,501		179,359		—		4,009,860		36,558		—		4,046,418
Other acquired rights		100,816		7,921		—		108,737		2,755		—		111,492
Derivative financial instruments		17		(17)		—		—		—		—		—
Other assets		1,421		(838)		—		583		(704)		—		(121)
Tax loss carryforwards		52,775		2,910		—		55,685		81,645		—		137,330
Employee benefits		21,190		2,815		—		24,005		1,696		—		25,701
Provisions		11,930		(7,448)		—		4,482		2,769		—		7,251
Recoverable tax on assets		291,731		9,812		(68,452)		233,091		6,118		(71,155)		168,054

Total	Ps.	4,673,687	Ps.	245,929	Ps.	(68,452)	Ps.	4,851,164	Ps.	153,212	Ps.	(71,155)	Ps.	4,933,221

	Balance as of December 31, 2012		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2013
Temporary differences for the deferred ISR:
Allowance for doubtful accounts	Ps.	60,773	Ps.	(17,551)	Ps.	—	Ps.	43,222
Machinery, equipment and improvements on leased buildings		11,652		14,302		—		25,954
Improvements to concession assets		222,038		72,092		—		294,130
Airport concessions and rights to use airport facilities		3,373,508		456,993		—		3,830,501
Other acquired rights		88,777		12,039		—		100,816
Derivative financial instruments		4,317		(4,300)		—		17
Other assets		1,077		344		—		1,421
Tax loss carryforwards		56,152		(3,377)		—		52,775
Employee benefits		—		21,190		—		21,190
Provisions		—		11,930		—		11,930
Recoverable tax on assets		335,272		13,354		(56,895)		291,731

Total		4,153,566		577,016		(56,895)		4,673,687

Temporary differences for deferred IETU:
Accounts receivable		(28,335)		28,335		—		—
Accounts payable		17,131		(17,131)		—		—
Provisions		2,014		(2,014)		—		—
Liabilities for retirement benefits		10,551		(10,551)		—		—
Machinery and equipment		(2,123)		2,123		—		—

Total		(762)		762		—		—

Total ISR and IETU:	Ps.	4,152,804	Ps.	577,778	Ps.	(56,895)	Ps.	4,673,687

	Balance as of January 1, 2015		Effects in profit and loss		Effects in Stockholders		Balance as of December 31, 2015
Temporary differences for the deferred ISR:
Accounts receivable	Ps.	—	Ps.	(78)	Ps.	(2,080)	Ps.	(2,158)
Machinery, equipment and improvements on leased buildings		—		(1,220)		(99,265)		(100,485)
Improvements to concession assets		—		(619)		(1,847)		(2,466)
Airport concessions		—		(29,226)		(699,005)		(728,231)
Accruals		—		1,638		12,823		14,461

Total	Ps.	—	Ps.	(29,505)	Ps.	(789,476)	Ps.	(818,879)

i.	As a result of the enactment of IETU law beginning in 2008, specifically with respect to the third transitory article, the Company has ten years to recover, under specific circumstances, existing IMPAC paid in previous years, which as of December 31, 2015 amounted to Ps. 398,252. The previously mentioned article establishes the right to recover the tax on assets paid prior to the IETU law enactment date. However, to obtain a refund there are certain requirements that must be met, including: i) the tax on assets subject to recovery must have been paid over the previous ten years, ii) the ISR has to be higher than the tax on assets for the three years prior to 2008, and iii) is limited to 10% per year over the IMPAC effectively paid.

There are several interpretations as to how an entity can recover the tax on assets paid, but to the date there is no explicit definition from the tax authorities or a precedent from any court that provides clarity as to the proper manner in which to recover such amounts. The Company’s management believes it is not probable that they will recover certain amounts and has therefore not recognized an asset of Ps. 230,198 as of December 31, 2015. The remaining amount of recoverable tax on assets is comprised of Ps. 113,123 (nominal value) and Ps. 54,931 of interest for the period from 2002 to 2015.

At December 31, 2015, 2014 and 2013, the recoverable tax on assets is comprised as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
Recoverable tax on assets paid	Ps.	398,252	Ps.	466,461	Ps.	528,116
Unrecognized recoverable tax on assets paid		(230,198)		(233,370)		(236,385)

Recognized recoverable tax on assets	Ps.	168,054	Ps.	233,091	Ps.	291,731

At December 31, 2015, the recoverable tax on assets paid is comprised as follows:

	Tax on assets recoverable from 2015 results		Tax on assets expected to be recoverable from 2016 to 2017		Total
Bajio	Ps.	608	Ps.	—	Ps.	608
Guadalajara		19,446		16,244		35,690
Puerto Vallarta		49		—		49
Tijuana		51,971		79,736		131,707

Total	Ps.	72,074	Ps.	95,980	Ps.	168,054

14.	Investment in associate

Details of the associate of the Company at the end of the reporting period is as follow:

Name of associate	Place of constitution and operation	Proportion of ownership interest and voting power held by the Company
SCL Terminal Aérea de Santiago, S. A.	Santiago de Chile, Chile	14.77%

As disclosed in Note 1, DCA has a stake of 14.77% in SCL, operator of the international terminal of Santiago de Chile’s airport until September 30, 2015. On that date the operation of the airport was delivered to the new operator. Although it no longer has operations in accordance with the concession agreement, SCL must remain in effect for one year after delivery of the concession to address any potential contingencies. After that first year, SCL shall remain in force for a year before being dissolved in accordance with tax regulations in Chile.

The Company expects to recover approximately Ps. 85,000 from this entity between 2016 and 2017 through dividend and capital repayments.

The book value of SCL is € 4,653,021 (Ps. 105,936). The result of DCA from April, 1 to December 31, 2015 was recognized using the equity method in the consolidated financial statements.

	2015
Net loss SCL (April to December)	Ps.	(92,783)
Proportion of ownership interest and voting power held by the Company		14.77%

Share of loss of associate	Ps.	(13,704)

The Company owns less than 20% of the shares of SCL, however it concluded it has significant influence because it has a representation on its Board of Directors and participates in the process of setting its financial and operating policies.

The summarized financial information below represents the amounts shown in the financial statements of SCL prepared in accordance with IFRS.

	2015
Condensed statement of financial position as of December 31, 2015
Current assets	Ps.	411,465
Non – current assets		281,943

Total assets		693,408
Total liability		193,476

Stockholders´ equity	Ps.	499,932

Condensed statement of comprehensive loss for the period of nine months ended December 31, 2015:
Revenues	Ps.	674,027
Costs, expenses and income taxes		766,810

Loss of the year	Ps.	92,783

15.	Accounts payable

The Company receives credit from its suppliers at 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2015		December 31, 2014		December 31, 2013
Suppliers	Ps.	437,238	Ps.	228,882	Ps.	245,848
Advance payments from clients		66,676		36,363		34,357
Interest payable		58,499		11,329		16,996
Direct employee benefits		24,210		14,915		15,330
Others accounts payable		50,623		9,153		3,702

Total	Ps.	637,246	Ps.	300,642	Ps.	316,233

Advanced payments from clients represent payments for future services that have not yet been provided and if they are not performed, the Company has the obligation to reimburse it to its customers.

16.	Loans and issuance of Debt Certificates

a.	Loans

The Company obtained loans to finance capital investments associated with the MDP of its airports in Mexico as well as to repay bank debt used to finance its capital investments committed in the MDP of Bajío, Guadalajara, Hermosillo, Puerto Vallarta and San Jose del Cabo from 2007 to 2014. With the acquisition of MBJA the company obtained new loans which are described below with the unpaid balance at each date.

	December 31 2015		December 31 2014		December 31 2013
On August 31, 2007 the Company entered into an unsecured loan agreement, with crossed guarantees by its individual airports with Banamex for a total amount of Ps. 1,214,000, bearing fixed interest at a rate of 8.52%. The agreement matures in seven years from the date of the borrowing and payments and amortization of principal are required to be made in 28 equal and consecutive quarterly principal and interest payments.	Ps.	—	Ps.	60,500	Ps.	212,500
On December 9, 2009, the Company entered into contracts for unsecured loan agreements, with crossed guarantees among the individual airports with Banamex and HSBC for Ps. 325,723 from each institution, totaling Ps. 651,446. The loans bear interest at a variable TIIE rate plus 350 basis points and require quarterly principal and interest payments for a period of seven years since each disposition. The Company paid off the outstanding balance in full with Certificate resources.		—		—		235,714
On May 26, 2011, the Company entered into a contract for an unsecured loan agreement, with crossed guarantees among the individual airports, with HSBC for Ps. 1,023,980. The loans bear interest at a variable 28-day TIIE plus 165 basis points and require quarterly principal and interest payments for a period of seven years since each disposition. The Company paid off the outstanding balance in full with Certificate resources.		—		394,113		654,969
On August 2, 2012, the Company entered into a contract for an unsecured loan agreement with BBVA for Ps. 242,747, with crossed guarantees among the individual airports to a variable interest rate of TIIE 91 days, plus 120 basis points at quarterly principal and interest, for a period of seven years since each disposition. The Company paid off the outstanding balance in full with Certificate resources.		—		167,372		202,050
On November 23, 2012, the Company signed an unsecured loan agreement, with crossed guarantees between the accredited airports, with BBVA for Ps. 287,799. The loan bears interest at a variable rate based on the 91-day TIIE plus 120 basis points at quarterly principal and interest for a period of seven years since each disposition. The Company paid off the outstanding balance in full with Certificate resources.		—		137,137		253,215

	December 31 2015		December 31 2014		December 31 2013
On April 10, 2013, the Company signed an unsecured loan agreement, with crossed guarantees between the accredited airports, with BBVA for Ps. 459,350. The loan bears interest at a variable rate based in the 91-day TIIE plus 133 basis points for dispositions of 2013 and annualized rate that will be equivalent to the rate TIIE plus 138 basis points for dispositions of 2014, with quarterly payments of principal and interest, for a period of seven years since each disposition. The Company paid off the outstanding balance in full with Certificate resources.		—		230,352		296,028
On November 28, 2014, the Company signed a simple unsecured loan with crossed guarantees between accredited airports, with Scotiabank for Ps. 1,741,000. The loan bears interest at a variable rate of 28-day TIIE plus 57 basis points, for a period of 6 months since each disposition. The disposition was made on December 3, 2014 by Ps. 730,000. The remaining was available for dispositions in January and February, however the Company paid off the outstanding balance in full with Certificate resources.		—		730,000		—
On May 19, 2015, GAP signed a simple unsecured loan, with The Bank of Nova Scotia (Nova Scotia) for USD$191,000,000, for a period of one year. The loan bears interest at a variable rate of LIBOR 1M plus 70 basis points. The disposition was made on May 19, 2015 for USD$191,000,000. With this loan the Company pre-paid banks loans used to finance DCA´s acquisition. During August 2015 the Company paid USD$95,000,000.		1,651,824		—		—
On August 19, 2015, GAP signed a simple unsecured loan, with BBVA for USD$95,000,000. The loan bears interest at a variable rate of LIBOR 1M plus 60 basis points, for a period of 6 months from each disposition. With this loan the Company prepaid a portion of the Scotiabank loan.		1,634,618		—		—
On September 14, 2007, MBJA signed a simple unsecured loan, with the International Finance Corporation (IFC) for up to USD$20,000,000. The loan bears interest at a variable rate of 6 month LIBOR plus 392 basis points, for a period of 12 months from this disposition. The balance amounted to USD$11,824,452.		203,457		—		—
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum and is payable semi-annually.		188,185		—		—
In February 2009 MBJA signed a simple unsecured loan with guarantees with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. No prepayments have been made.		8,775		—		—
On December 12. 2012, MBJA signed a simple unsecured loan with IFC for USD$13,000,000. The loan bears interest at a variable rate of 6 month LIBOR plus 450 basis points, for a period of five years from each disposition. The balance amounted to USD$12,750,000.		219,383		—		—
In 2014 MBJA signed two finance lease arrangements, one with SITA Information Networking Computing BV for USD$1,792,096, for equipment and the other with SITA Information Networking BV for software support for USD$1,231,858. Both leases are for seven years with a fixed interest rate of 8% per annum. Monthly lease payment total USD$47,132. The balance amounted to USD$2,570,133.		44,223		—		—

Total unpaid balance of bank loans and long-term debt		3,950,465		1,719,474		1,854,476
Less – Current portion		(3,529,102)		(978,538)		(637,577)

Long-term portion	Ps.	421,363	Ps.	740,936	Ps.	1,216,899

b.	Issuance of Debt Securities

	December 31 2015		December 31 2014		December 31 2013

Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,100,000 under the “GAP 15” name, at a variable interest rate of 28-day TIIE plus 24 basis points for a period of five years, maturing on February 14, 2020. At December 31, 2015, the rate is 3.58%.	Ps.	1,100,000	Ps.	—	Ps.	—
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,500,000 under the name “GAP 2/15” at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.		1,500,000		—		—

Long-term portion	Ps.	2,600,000	Ps.	—	Ps.	—

The proceeds from the issuance of the long-term debt securities were allocated to repay in full the Company’s outstanding bank debt in the amount of Ps.1,741,000 and the remainder was allocated to finance capital investments set forth in the Master Development Program for 2015. The difference of Ps. 6,500 corresponds to expenses related to the issuance.

The unpaid consolidated balances at December 31, 2015, 2014 and 2013, from the debt previously described, mature as follows:

Year	December 31, 2015		December 31, 2014		December 31, 2013
2015	Ps.	—	Ps.	978,538	Ps.	637,577
2016		3,529,102		207,325		300,720
2017		108,524		197,682		259,507
2018		161,146		175,702		249,863
2019		59,837		160,227		406,809
Thereafter		2,691,856		—		—

	Ps.	6,550,465	Ps.	1,719,474	Ps.	1,854,476

As disclosed in Note 34, the Scotiabank and BBVA loans were pre-paid for the months of January and February 2016 with proceeds from new loans, maturing in 5 years.

At December 31, 2015, 2014 and 2013, debts are payable by the following companies:

	At December 31, 2015
Company	Current		Long-Term		Total
GAP	Ps.	3,286,442	Ps.	2,600,000	Ps.	5,886,442
MBJA		242,660		421,364		664,024

Total	Ps.	3,529,102	Ps.	3,021,363	Ps.	6,550,465

	At December31,2014
Company	Current		Long-Term		Total
Bajio	Ps.	730,000	Ps.	—	Ps.	730,000
Guadalajara		15,217		43,747		58,964
Hermosillo		68,873		271,538		340,411
Puerto Vallarta		14,205		31,211		45,416
San Jose del Cabo		38,419		122,839		161,258
Total		111,824		271,601		383,425

Total	Ps.	978,538	Ps.	740,936	Ps.	1,719,474

	At December 31, 2013
Company	Current		Long-Term		Total
Bajio	Ps.	47,786	Ps.	73,023	Ps.	120,809
Guadalajara		205,527		450,406		655,933
Hermosillo		41,794		44,202		85,996
Puerto Vallarta		153,718		222,932		376,650
San Jose del Cabo		188,752		426,336		615,088

Total	Ps.	637,577	Ps.	1,216,899	Ps.	1,854,476

The loan agreements limit the Company’s use of proceeds for the financing of capital expenditures, working capital and prepayments of loans, in addition to prohibiting the merger of the airport creditors with any other entity, as well as the prohibition of sales or transfers of assets in an amount greater than Ps. 1,000, without previous authorization from the creditors and requires the Company to maintain certain financial ratios. If the individual airports are unable to fulfill their commitments and maintain the minimum financial ratios under the credit agreements, dividends cannot be declared.

As a result of the issuance of the debt securities, the Company has covenants, which have been complied with during 2015. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized, as part of interest expense using the effective interest rate over the term of each transaction. These costs include commissions and professional fees.

17.	Retirement employee benefits

a.	Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4,728, Ps. 4,418 and Ps. 4,214 in 2015, 2014 and 2013, respectively.

In Jamaica, the Company operates a defined contribution pension plan, which is managed by an independent trust. The Company has no further obligation other than its contribution mandated under the plan. The pension plan is financed primarily by payments from employees and the Company.

b.	Defined benefit plans – According to the Federal Labor Law in Article 162, the Company is required to pay in Mexico a seniority premium as postemployment benefits if an employee leaves and if have at least 15 years of service, which consist of a payment of 12 days per worked year based on the last salary, not to exceed twice the legal minimum wage established by law. The present value of the retirement benefit obligation and the current service cost and past service costs were calculated using the projected unit credit method.

The defined benefit plans in Mexico usually expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk.

Interest risk	A decrease in the interest rate of the 30 years bond will increase the plan liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of the plan participants, during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of the plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The amount included in the statement of financial position arising from the obligation of the entity for defined benefit plans on December 31, 2015, 2014 and 2013 is as follows:

	2015		2014		2013
Defined benefit obligation	Ps.	102,847	Ps.	81,326	Ps.	70,760
Past service cost		(9,480)		(1,311)		(128)

Remeasurement on the net defined benefit liability	Ps.	93,367	Ps.	80,015	Ps.	70,632

The table below shows the movements in the present value of defined benefit obligations:

	2015		2014		2013
Opening defined benefit obligation	Ps.	80,015	Ps.	70,632	Ps.	60,290
Current service cost		13,352		11,736		10,576
Benefits paid		—		(2,353)		(234)

Ending defined benefit obligation	Ps.	93,367	Ps.	80,015	Ps.	70,632

Below are the amounts for the years ended December 31, 2015, 2014 and 2013 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2015		2014		2013
Current service cost	Ps.	6,754	Ps.	6,268	Ps.	5,801
Interest cost		6,463		5,498		4,853
Actuarial losses (gains)		135		(30)		(78)

Total recognized as employee benefit cost (Note 23)	Ps.	13,352	Ps.	11,736	Ps.	10,576

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2015	2014	2013
Discount of the projected benefit obligation at present value	7.4%	7.3%	7.0%
Salary increase	5.0%	5.0%	5.0%
Remaining labor life	20.8 years	23.4 years	24.1 years

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps. 8,148.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).

18.	Stockholders’ equity

a.	At December 31, 2015, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	10,649,462
Series BB	84,150,000		1,879,318

Total	561,000,000	Ps.	12,528,780

At December 31, 2014, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	11,846,723
Series BB	84,150,000		2,090,599

Total	561,000,000	Ps.	13,937,322

At December 31, 2013, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	13,130,223
Series BB	84,150,000		2,317,099

Total	561,000,000	Ps.	15,447,322

At December 31, 2015, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

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

In the case of the Audit Committee must also comply with the legal restrictions of independence.

b.	In an Ordinary Stockholders’ Meeting held on April 16, 2013, the stockholders approved a dividend payment of Ps. 1,210,000 to be divided between the shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment was in cash on April 25, 2013 of Ps. 907,500 and the second payment was made on November 27, 2013 of Ps. 302,500. In the same stockholder´s meeting the reserve for repurchase of shares approved at Stockholder´s Meeting held on April 16, 2012 of Ps. 280,000 was canceled, and simultaneously shareholders approved a maximum amount of Ps. 640,000 for reserve for repurchase of shares to be executed in the next twelve-month period.

c.	In an Ordinary Stockholders’ Meeting held on April 23, 2014, the stockholders approved a dividend payment of Ps. 1,590,000 to be divided between the shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment was in cash on May 22, 2014 of Ps. 1,192,500 and the second payment was made on July 4, 2014 of Ps. 397,500. In the same stockholder´s meeting the reserve for repurchase of shares approved at the Stockholders’ Meeting held on April 16, 2013 of Ps. 293,928 was canceled, and simultaneously shareholders approved a maximum amount of Ps. 400,000 for the reserve for repurchase of shares to be executed in the next twelve-month period.

d.	In an extraordinary Stockholders’ Meeting held on April 23, 2014, the stockholders approved a capital reduction for Ps. 1,510,000. The payment was made on May 8, 2014.

e.	During 2014, the Company repurchased a total of 1,017,561 shares, for Ps. 69,340 which represented 0.2% of outstanding shares at such time. The weighted average shares outstanding as shown in the consolidated statement of profit or loss and other comprehensive income, includes shares repurchased, It does not include in its calculation all repurchased shares.

f.	In an Ordinary Stockholders’ Meeting held on April 21, 2015, the stockholders approved a dividend payment of Ps. 3.32 per shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 1.82 per share was in cash on August 21, 2015 of Ps. 956,547 and the second payment for Ps. 1.50 per share was made on November 4, 2015 of Ps. 788,364. In the same stockholder´s meeting the reserve for repurchase of shares approved at the Stockholders´ Meeting held on April 23, 2041 of Ps. 400,000 was canceled, and simultaneously the stockholders approved a maximum amount of Ps. 850,000 for the reserve for repurchase of shares to be executed in the next twelve-month period.

g.	In an extraordinary Stockholders’ Meeting held on April 21, 2015, the stockholders approved a capital reduction for Ps. 1,408,542. The payment was made on May 15, 2015.

h.

The General Corporate Law requires that at least 5% of the consolidated comprehensive income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2015, 2014 and 2013, the legal reserve, in nominal pesos, was Ps. 840,743, Ps.735,491 and Ps. 635,914 respectively, corresponding to 6.7%, 5.3%, and 4.1%, of the common stock, respectively.

i.	At December 31, 2015, the Company has a maximum amount of funds approved to repurchase shares of the Company for Ps. 2,583,374. From the approved amount, 35,424,453 shares have been repurchased for a total of Ps. 1,733,374, corresponding to repurchases made from September 2010 to February 2014. The remaining balance of Ps. 850,000 is available to repurchase shares. During the year 2015 no repurchases were made.

j.	Stockholders’ equity distribution, except for the restatement amounts of the common stock contributed and the Net tax income account (CUFIN), will be subject to an ISR tax, calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid and the subsequent two fiscal years following the date in which the dividend was paid. Starting in 2014, dividends distributed to shareholders and coming from tax retained earnings generated from 2014 and later, will generate an additional income tax of 10% directly attributable to shareholders receiving the dividend.

k.	The balances of stockholders’ equity tax accounts as of December 31 2014 and 2013 were as follows:

	2015		2014		2013
Contributed capital account (CUCA)	Ps.	27,415,833	Ps.	28,253,303	Ps.	28,648,014
CUFIN as of 2014		2,147,169		1,827,183		1,692,470

Total	Ps.	29,563,002	Ps.	30,080,486	Ps.	30,340,484

l.	The balance of other comprehensive income consists of the reserve for foreign currency translation of DCA and MBJA from functional currency (euro and US dollars respectively) to the reporting currency (peso).

19.	Non-controlling interest

2015
DCA acquisition (Note 4) (i)	Ps 852,825
Dividend paid	(82,391)
Non controlling interest:
Profit for the year	44,757
Other comprehensive income	66,901

Remaining balance	Ps 882,092

(i)	On April 20, 2015 the Company acquired 100% of the shares of DCA, which owns 74.5% of the shares of MBJA and the remaining 25.5% is Vantage as a non-controlling shareholder.

20.	Revenues

According to the General Law on Airports and its regulations in Mexico, certain of the Company’s revenues are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Complementary services are ramps and handling services, catering, maintenance and repairs, and traffic and dispatch services. Commercial services include services that are not essential for the operation of an airport; therefore, these revenues are not regulated by TM, such as car parking services, lease of space to retailers, restaurants and banks, among others. The revenues of the subsidiary MBJA have the same classification, therefore consolidated in the area that correspond to the numbers of airports in Mexico.

A price regulation system establishes in Mexico a TM rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2014, SCT authorized the Company’s maximum rates applicable for the period 2015-2019.

The maximum rates of the Montego Bay Airport, were approved in November 2014 and are applicable from April 1, 2015 to March 31, 2020.

During the periods ended December 31, 2015, 2014 and 2013, the compliance with the TM by the Company’s Mexican airports was 100%, 99.9% and 100%, respectively.

The table below presents a summary for the years ended December 31, 2015, 2014 and 2013, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fee are classified as airport services.

	2015		2014		2013
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	284,275	Ps.	179,862	Ps.	176,995
Charges for not canceling extended stay reservations		3,412		1,849		1,443
Parking on embarking/disembarking platform		135,701		135,102		130,714
Parking on extended stay or overnight platform		35,663		29,965		29,598
Passenger walkways and shuttle buses		18,346		—		—
Airport security charges		113,579		52,475		49,661
Airports services		34,540		—		—
Airport real estate services to airlines:
Leasing of hangars to airlines		7,011		6,438		6,239
Leasing of shops, warehouses and stockrooms to airlines (operating)		3,884		2,318		2,209
Leasing of space and other terminal facilities to airlines within the terminal (operating)		43,559		40,071		40,577
Leasing of land and other surfaces to airlines outside the terminal (operating)		3,154		3,179		2,698
Leasing of check-in desks and other terminal space		4,090		7,559		9,585
Leasing of desks and other terminal space for ticket sale		6,292		6,212		5,613

	2014		2013		2012
Airport passenger services:
Domestic passenger charges		2,078,059		1,823,481		1,706,158
International passenger charges		2,404,331		1,548,455		1,367,817
Airport real estate services and rights of access to other operators		28,709		28,882		29,668
Complementary services:
Catering services		16,601		8,352		5,109
Other third-party ramp services rendered to airlines		35,670		25,746		26,446
Traffic and/or dispatch		37,362		18,868		19,685
Fuel supply or removal		117,162		1,672		1,636
Third-party airplane maintenance and repair		7,620		5,250		4,765

Total regulated revenues included in the maximum rate		5,419,022		3,925,736		3,616,616
Regulated revenues not included in the maximum rate:
Car parking charges		251,468		230,039		221,037
Recovery of cost over aeronautical services		115,273		136,891		78,567
Recovery of cost over non-aeronautical services		31,976		17,364		15,798

Total regulated revenues not included in the maximum rate		398,717		384,294		315,402

Total regulated revenues		5,817,739		4,310,030		3,932,018

Unregulated revenues(1)
Commercial concessions:
Retail operations		125,481		78,924		77,845
Food and beverages		118,910		76,927		78,662
Duty free		226,226		103,857		102,577
VIP lounges		21,021		7,403		9,378
Financial services		28,671		17,873		16,181
Communications and networks		10,202		11,288		13,309
Car rentals		138,532		99,371		99,614
Commercial leasing		22,912		20,467		15,624
Advertising		129,244		100,190		87,304
Time sharing developers		139,124		109,297		107,733
Leasing of space to airlines and other complementary service providers (non-operating)		205,891		144,534		111,763
VIP Lounges		65,045		38,296		24,243
Revenues from sharing of commercial activities:
Retail operations		50,432		24,277		15,623
Food and beverages		50,537		35,434		24,476
Duty free		21,391		11,382		12,987
Financial services		721		297		289
Car rentals		8,904		6,185		1,501
Access fee for ground transportation		46,145		28,154		16,549
Non-airport access fees		28,696		21,571		23,818
Services rendered to ASA		3		21		40
Various commercial-related revenues		12,447		18,425		14,892
Others		—		75		682

Total unregulated revenues		1,450,535		954,248		855,090

Total aeronautical and non-aeronautical services	Ps.	7,268,274	Ps.	5,264,278	Ps.	4,787,108

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the National Consumer Price Index (INPC) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above (Note 32).

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company in its airports, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2015, 2014 and 2013 accounted for Ps. 838,635, Ps. 281,874 and Ps. 440,728, respectively.

21.	Cost of services

Cost of services for the years ended December 31, 2015, 2014 and 2013 was composed of the following:

	2015		2014		2013
Employee costs (Note 23)	Ps.	502,794	Ps.	393,537	Ps.	390,606
Maintenance		302,203		223,687		200,224
Safety, security and insurance		249,752		192,932		173,748
Utilities		192,158		147,793		141,855
Other		311,351		203,639		222,518

	Ps.	1,558,258	Ps.	1,161,588	Ps.	1,128,951

22.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2015, 2014 and 2013 were composed of the following:

	2015		2014		2013
Depreciation	Ps	206,724	Ps.	183,207	Ps.	164,606
Amortization		949,711		742,013		718,629

	Ps.	1,156,435	Ps.	925,220	Ps.	883,235

23.	Employee Cost

Employee Cost for the years ended December 31, 2015, 2014 and 2013 was composed of the following:

	2015		2014		2013
Wages and salaries	Ps.	341,134	Ps.	257,824	Ps.	259,044
Other remunerations		47,612		43,238		41,200
Social benefits		42,354		39,812		38,255
Severance payments		5,102		4,343		7,476
Labor union fees		14,842		14,887		14,715
Taxes on employee benefits		6,053		5,716		5,775
PTU		2,917		3,882		3,754
Employee benefits		13,352		11,736		10,576
Others		29,348		12,099		9,811

	Ps.	502,794	Ps.	393,537	Ps.	390,606

24.	Cost of improvements to concession assets

As disclosed in Note 3.o, in conformity with IFRIC 12, the Company must recognize the revenues and costs of additions and improvements to concession assets, which they are obligated to perform at the airports as established by the MDP. The cost for such additions and improvements to concession assets is based on actual costs incurred by the Company in the execution of the additions or improvements, considering the investment requirements in the MDP. Through bidding processes, the Company contracts third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The amounts paid are set at market value.

Cost of improvements to concession assets are comprised of the following at December 31, 2015, 2014 and 2013:

	2015		2014		2013
Cost of improvements to concession assets	Ps.	838,635	Ps.	281,874	Ps.	440,728

25.	Other income – Net

Other (income) expenses is comprised of the following at December 31, 2015, 2014 and 2013:

	2015		2014		2013
Recovery insurance	Ps.	(200,884)	Ps.	(76,192)	Ps.	—
Bargain purchase gain		(189,744)		—		—
Other services provided by DCA		(30,418)		—		—
Sale of fixed assets		(5,672)		(433)		(6,078)
Other income		(14,150)		(17,888)		(12,021)

Total other income	Ps.	(440,868)	Ps.	(94,513)	Ps.	(18,099)

Repair of damaged by natural disasters		176,073		43,822		2,384
Loss on sale of assets		4,310		1,241		3,240
Other expenses		5,873		6,026		5,022

Total other expenses		186,256		51,089		10,646

Other income – Net	Ps.	(254,612)	Ps.	(43,424)	Ps.	(7,453)

In 2015 repairs due to Hurricane Odile at airports in San Jose del Cabo and La Paz, Baja California Sur were completed and the amount insured were received.

26.	Finance cost – net

The net finance (cost) income is comprised of the following for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
Interest income from cash equivalents	Ps.	81,489	Ps.	51,782	Ps.	94,379
Interest on recovered taxes		3,465		4,113		6,519
Gain on financial investments held for trading purposes		—		3,375		20,926
Other		5,935		12,106		2,399

Total interest income		90,889		71,376		124,223

Interest cost from bank loans		(71,881)		(65,730)		(115,612)
Loss on financial investments held for trading purposes		(242)		(10,396)		(51,721)
Loss on derivative financial instruments		—		(340)		(705)
Commissions for bank loans		(1,901)		(2,617)		(3,019)
Other financing costs		(8,594)		(7,518)		(8,088)
Interest cost for debt securities		(126,686)		—		—

Total interest expense		(209,304)		(86,601)		(179,145)

Foreign exchange gains		222,292		15,868		76,569
Foreign exchange loss		(560,687)		(8,633)		(72,806)

Foreign exchange gains (loss) – net		(338,395)		7,235		3,763

Finance cost – net	Ps.	(456,810)	Ps.	(7,990)	Ps.	(51,159)

27.	Commitments

a.	On December 28, 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010-2014.

b.	On December 16, 2014, the SCT authorized in Mexico the Company’s MDP for the five-year period from 2015-2019. The table below shows the investments to be made during this period, as approved by the SCT:

Year	Amount committed		Amount invested
2015	Ps.	1,412,232	Ps.	1,424,533
2016		1,842,569		—
2017		1,157,684		—
2018		759,337		—
2019		306,792		—

	Ps.	5,478,614	Ps.	1,424,533

Amounts set forth above are expressed in pesos of purchasing power as of December 31, 2012, and have to be re-expressed using factors derived from the NCPI at the time of their execution. The amounts invested are expressed in thousands of pesos of each year, and include the improvements to concession assets and the machinery and equipment committed under the MDP.

c.	In November 2014, the airport authority in Jamaica, approved capital investments to be made of USD$ 37,940,000 for the period April 2015 to March 2020. Compliance with MBJA capital investments must be made for the period rather than annually. During 2015 capital investments were USD$ 659,000.

28.	Contingencies

a.	Several municipalities have filed real estate tax claims against some airports in Mexico related to the land where the airports operate. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or profit or loss and other comprehensive income.

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps. 234,780, which was challenged again by the Company on December 19, 2014 and a jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgement of invalidity as the Company believes that in previous proceedings it is already guaranteeing part of the amount set by the Court. This matter has not yet been resolved by the courts.

On February 26, 2013, the municipal authorities of Manzanillo, required the Manzanillo airport to exhibit several documents and answer several questionings in order to require a property tax payment for the past five years, related with commercial areas and parking lot. On March 20, 2013, the Manzanillo airport filed a judicial annulment lawsuit against this requirement. On June 3, 2015 the Administrative Court declared null and void the litigation procedure and the Company is waiting for the authority to comply with the final judgment.

As the Company and its legal counsel believe that these tax claims are not in accordance with the law, GAP proceeded to file an annulment against the municipal authorities, which is pending resolution. Because, previous judgments in this and other airports have been resolved favorably for the Company, GAP and its legal counsel believe an unfavorable outcome is remote, therefore the Company has not recognized any provision regarding these matters.

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

In the case of Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport. In November 2010, the Court granted the protection of the federal justice to the ejidos El Zapote and Santa Cruz del Valle, in Guadalajara airport, ordained to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared unsubsistence the Concession granted to the Guadalajara airport in 1998, in reference to manage, operate and develop the airport facilities. On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for the trial with the Ejido El Zapote, the trial is ongoing. However, on July 31, 2014, the court issued a favorable sentence for the Ejido El Zapote, which was challenged by the Company and is still pending to be resolved. In case of the Ejido Santa Cruz del Valle the district court determinate the illegality of the expropriation decree against the Federal Government, which was confirmed by the appellate court and is currently under implementation. The legal advisors of the Company considered the Federal Government is working in a substitute compliance, consisting of the payment of compensation in favor of the ejido Santa Cruz del Valle. Once it is completed the implementation process by the Government, the Company will not have any affectation in the operation or in the results of operations of the airport.

On October 1, 2013, the Company received notices for Grupo Aeroportuario del Pacífico and Puerto Vallarta airport and various federal authorities in connection with three legal proceedings filed by the participants in the Ejido Valle de Banderas. The Ejido is claiming the restitution or payment as a compensation in respect of 154 hectares of land comprising this airport, besides the partial cancellation of the concession granted to Puerto Vallarta airport. The Company attended the initial appointment on October 8, 2013, at which obtained a deferral until December 2, 2013 due to the lack of formal notice, which was again deferred, having the first audience on January 24, 2014, where the Ejido ratified the lawsuit and the Company demanded the suspension of this process due to the incompetence of jurisdiction. Therefore, the audience was delayed for three days, in order to give time to the Ejido to provide a rebuttal. The Company estimates that the court involved in this proceeding, located in the State of Nayarit, does not have jurisdiction, because the airport is located in the State of Jalisco, besides this court is not competent to nullify an administrative act, as it is related to the concession of title. The High Court declared competent the Court of Nayarit, which was challenged by the Company in federal court and is still pending to be resolved.

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

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these consolidated financial statements, the Company does not have any environmental sanctions against it.

d.	On April 25, 2011, the Company received a notice from the CNBV in which it initiated a proceeding for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s Stockholders during 2010. This notice is the first stage of the procedure to impose a fine on the Company. On June 3, 2011, the Company exercised its right to appeal the determination of the CNBV and to file evidence to contest this determination. At of the issuance date of these consolidated financial statements, there is no response from the authority. In the opinion of the Company’s management and its legal counsel, the possibility of an unfavorable outcome is considered to be remote.

e.	On June 17, 2015, the Mexican Supreme Court issued an ampa ro to the Company upholding the validity of Articles X and XII of the Company’s bylaws regarding the limitations on ownership of its capital stock. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles. On December 11, 2015, both parties were notified of the final judgment, ordering them to refer to the collegiate court of origin to the effect that the Second Civil Chamber of the High Court of Mexico City, who is ordered to confirm articles X and XII of the bylaws of the Company are valid based on Article 48, section III of the Mexican Securities Market Law. As of the issuance date of the consolidated financial statements, the Company is still awaiting final resolution by the court

29.	Information by operating segment

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

The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Montego Bay, Hermosillo and Guanajuato airports. The financial information relating to the remaining six airports are comprised under “Other airports”. The corresponding information related with SIAP (company that provides technical assistance and professional services highly qualified), CORSA (company that provides operative services specialized in aeronautical industry), PCP (company that manages the parking lot operation), Fundación GAP, DCA, as well as the Company’s own operation (including investments in subsidiaries), was combined and included under “Other Companies”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations. The performance of each segment is measured in relation to the income before income taxes, as is reported in the internal financial statements.

December 31, 2015	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Bajío		Other Airports		Others Companies		Eliminations		Total
Total revenues	Ps.	2,265,398	Ps.	1,171,362	Ps.	986,010	Ps.	1,240,376	Ps.	995,707	Ps.	315,929	Ps.	374,387	Ps.	757,740	Ps.	—	Ps.	—	Ps.	8,106,909
Total intersegment revenues		—		—		—		—		—		—		—		—		2,869,819		(2,869,819)		—
Income from operations		1,351,741		483,094		576,686		663,087		531,608		110,333		205,163		117,646		2,552,892		(2,503,650)		4,088,600
Interest income		23,683		351		14,533		11,409		28,625		8,319		5,427		13,882		165,823		(181,163)		90,889
Interest expense		(60,567)		(7,965)		(25,625)		(38,980)		(65,446)		(10,042)		(8,757)		(19,317)		(153,768)		181,163		(209,304)
Depreciation and amortizacion for the year		(264,975)		(133,100)		(132,076)		(169,624)		(220,601)		(45,364)		(43,391)		(137,814)		(9,488)		—		(1,156,435)
Income before income taxes		1,317,731		477,628		573,763		651,470		425,071		109,166		202,117		109,591		2,255,199		(2,503,650)		3,618,086
Income tax expense		(342,702)		(96,375)		(144,532)		(143,253)		(73,513)		(39,829)		(53,423)		(10,180)		56,500		—		(847,309)
Total assets		7,721,569		4,678,483		3,451,306		3,574,307		3,268,824		1,336,608		1,194,583		3,505,736		31,013,292		(28,271,310)		31,473,399
Total liabilities		1,568,853		482,440		693,596		1,085,814		1,733,160		274,784		290,126		595,828		6,328,704		(3,735,947)		9,317,356
actividties		1,030,285		395,064		476,215		624,153		716,970		158,785		227,176		359,969		628,116		288,020		4,904,753
Net cash flows used in investing activities		(216,928)		(190,172)		(110,996)		(162,116)		(20,744)		(75,239)		(59,393)		(331,656)		901,976		(3,404,661)		(3,669,927)
Net cash flows used in financing activities		(540,728)		(221,647)		(292,556)		(189,722)		(761,266)		33,105		(72,934)		118,811		(1,234,888)		3,327,995		166,171
Investmen in productive assets		5,397,740		3,125,835		2,447,205		2,608,721		5,322,545		891,345		788,939		2,334,419		144,514		—		23,061,263

December 31, 2014	Guadalajara		Tijuana-		Puerto Vallarta		San José del Cabo		Hermosillo		Bajío		Other Airports		Other Companies		Eliminations		Total
Total revenues	Ps.	2,053,413	Ps.	737,619	Ps.	760,177	Ps.	977,427	Ps.	235,338	Ps.	264,324	Ps.	517,855	Ps.	—	Ps.	—	Ps.	5,546,152
Total intersegment revenues		—		—		—		—				—		—		2,471,308		(2,471,308)		—
Income from operations		1,171,903		354,217		398,540		513,961		90,660		132,200		95,620		2,145,127		(2,137,139)		2,765,089
Interest income		25,042		7,445		5,641		8,877		2,864		1,926		5,670		26,829		(12,918)		71,376
Interest expense		(20,454)		(5,854)		(14,448)		(33,207)		(4,742)		(4,097)		(9,715)		(7,002)		12,918		(86,601)
Depreciation and amortization for the year		(246,144)		(135,101)		(127,914)		(187,048)		(43,985)		(41,806)		(133,536)		(9,686)		—		(925,220)
Income before income taxes		1,178,771		358,343		391,236		492,869		88,856		130,060		91,556		2,162,547		(2,137,139)		2,757,099
Income tax expense		(243,267)		(31,950)		(71,543)		(112,401)		(8,902)		(25,633)		9,087		(29,969)		—		(514,579)
Total assets		7,369,286		4,406,170		3,287,883		3,140,330		1,161,357		1,036,630		3,073,329		26,878,666		(26,067,444)		24,286,207
Total liabilities		1,037,484		191,378		454,079		690,460		103,823		125,937		285,208		1,415,500		(1,303,553)		3,000,316
Net cash flows provided by operating activities		1,238,068		386,214		462,926		671,961		114,391		151,921		231,456		203,293		—		3,460,230
Net cash flows used in investing activities		(245,676)		(108,031)		(43,649)		(113,894)		(21,410)		(12,240)		(76,932)		3,088,792		(3,100,000)		(633,040)
Net cash flows used in financing activities		(1,206,521)		(550,000)		(422,659)		(653,959)		(165,678)		(154,538)		(164,000)		(3,182,519)		3,100,000		(3,399,875)
Investment in productive assets		5,432,563		3,038,143		2,465,765		2,589,679		845,792		759,490		2,206,645		34,395		—		17,372,472

December 31, 2013	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Hermosillo		Bajio		Other Airports		Other Companies		Eliminations		Total
Total revenues	Ps.	1,935,689	Ps.	692,155	Ps.	650,646	Ps.	953,427	Ps.	214,048	Ps.	210,827	Ps.	571,043	Ps.	—	Ps.	—	Ps.	5,227,836
Total intersegment revenues		—		—		—		—		—		—		—		2,315,843		(2,315,843)		—
Income from operations		1,056,789		324,698		304,293		527,153		86,160		82,161		21,594		1,978,356		(2,008,027)		2,373,177
Interest income		28,188		25,163		11,442		24,722		4,944		3,918		14,175		22,311		(10,639)		124,223
Interest expense		(43,039)		(20,308)		(29,312)		(63,226)		(8,400)		(8,738)		(13,834)		(2,928)		10,639		(179,145)
Depreciation and amortization for the year		(236,456)		(130,842)		(126,690)		(165,055)		(43,451)		(40,780)		(129,562)		(10,400)		0		(883,235)
Income before income taxes		1,042,766		330,754		286,782		490,389		82,761		77,371		21,911		1,997,310		(2,008,026)		2,322,018
Income tax expense		(131,484)		20,124		(8,850)		(88,308)		8,740		861		76,830		46,300		0		(75,788)
Total assets		7,674,175		4,646,736		3,392,347		3,410,018		1,260,185		1,090,061		3,161,276		26,744,080		(26,144,279)		25,234,600
Total liabilities		1,010,641		208,337		549,585		841,589		145,701		176,253		309,646		197,655		(417,519)		3,021,889
Net cash flows provided by operating activities		1,189,236		475,736		386,543		607,039		130,799		118,904		256,101		(199,645)		0		2,964,713
Net cash flows used in investing activities		(264,420)		(64,851)		(40,817)		(81,566)		(5,574)		(24,347)		(192,329)		2,177,952		(2,185,000)		(680,951)
Net cash flows used in financing activities		(1,099,426)		(233,000)		(374,791)		(390,518)		(102,835)		(120,005)		(156,950)		(1,486,732)		2,185,000		(1,779,258)
Investment in productive assets		5,422,418		3,058,880		2,553,931		2,653,619		868,406		790,676		2,302,667		37,687		(69)		17,688,217

Productive assets are comprised of Machinery, equipment, Improvements to leased buildings, Improvements to concession assets, Airport concessions, Rights of use of airport facilities, Other acquired rights and Other assets.

•	Geographic information – All business units of the Company are operating in Mexico, Jamaica and Spain. The financial information presented above shows the different regions where these business units operate.

•	Principal Customers – The Company has no dependence on a particularly client, as 55.3%, 60.8%, and 58.8% of the total revenues for 2015, 2014 and 2013, respectively, corresponds to the passenger charges that are paid for by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one client represents more than 10.0% of the consolidated revenues.

•	Principal suppliers – The Company has no dependence of particularly supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

30.	Foreign currency transactions

a.	Transactions denominated in foreign currency for the years ended at December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	93,431	29,564	29,461
Revenues for recovery expenses	774	287	—
Technical assistance fee	5,682	5,539	5,457
Other expenses	36,616	4,610	5,159

The amounts for 2015 include the operations of MBJA.

b.	The exchange rates in effect at the dates of the consolidated balance sheets and the issuance date of the consolidated financial statements were as follows:

	December31,						February 24,
	2015		2014		2013		2016
Mexican pesos per one U.S. dollar (Note 3.n)	Ps.	17.2065	Ps.	14.7180	Ps.	13.0765	Ps.	18.0568

31.	Transactions with related parties

According to the definitions of control established in IFRS, the Company does not have a company controlling its operations, however, and according to these definitions, they are considered related parties the following companies:

a.	Aeropuertos Mexicanos del Pacifico, S.A.P.I. de C.V.

AMP represents an entity with significant influence over the operation of the Company, as it has representation on the Board of Directors, participates in the policy-making processes, maintains material transactions, appoints officers and provides essential technical information, but without exercising control over the Company, no other Stockholder fulfills this definition.

Transactions with AMP, carried out in the ordinary course of business, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2015		2014		2013
AMP, entity with significant influence Expenses:
Technical assistance fees	Ps.	234,867	Ps.	194,228	Ps.	171,470

Services received	Ps.	2,289	Ps.	—	Ps.	1,496

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in Mexico in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, with the approval of the stockholders, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. Only the Stockholders’ Meeting has the authority to decide the non-renewal or deny the renewal of the agreement. If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series B shares other than AMP or any party related to AMP, accordingly to the participation agreement signed on August 25, 1999 among the SCT, GAP in Mexico, its strategic partner and the Stockholders of the strategic partner.

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

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of U.S.D.$7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of U.S.D.$4,000,000 (these amounts are subject to adjustment based on the CPI) or 5% of GAP’s consolidated operating income, defined as earnings before interest income or expense, calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization.

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

b.	Otay-Tijuana Venture, L.L.C. (OTV)

As mentioned in Note 1.b, on December 9, 2015 the accesses to the new border crossing between Otay, USA and Tijuana, Mexico began operating at the airport in Tijuana. Facilities CBX terminal on the side of the United States of America, are operated by OTV, a related company, which is temporarily paying compensation for the loss of non-aeronautical revenue at the airport. Transactions in the normal course of business were made at prices comparable to those with independent third parties of Ps. 678.

The total amounts paid to key management personnel or directors, for the years ended at December 31, 2015, 2014 and 2013 were as follows:

	2015		2014		2013
Management	Ps.	28,001	Ps.	25,328	Ps.	28,890

Independent directors (7)	Ps.	5,168	Ps.	4,366	Ps.	4,137

32.	Operating lease agreements

Leasing as the lessee – The rents of operating leases are payable as follows:

	2015		2014		2013
Less than one year	Ps.	18,306	Ps.	9,314	Ps.	8,990
Between one and 5 years		47,829		15,537		24,346

	Ps.	66,135	Ps.	24,851	Ps.	33,336

As described in Note 24.a, the Company has leased office space under one five-year operating lease agreement, which was renewed in February 2013 and concludes in January 2018. The monthly rental payments are U.S.$ 33,617. Base rent is subject to increases according to the NCPI and the CPI.

Rental expense in Mexican pesos amounted to Ps. 7,205, Ps. 5,335 and Ps. 5,187 for the years ended December 31, 2015, 2014 and 2013, respectively.

In addition to the monthly rent described above, the Company has entered into rental contracts for other assets, whose amounts are not material.

Leasing as the lessor

a.	The Company receives payments from leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such leases is as follows:

	2015		2014		2013
Less than one year	Ps.	554,505	Ps.	556,261	Ps.	568,183
Between one and 5 years		714,262		857,782		1,080,748
More than 5 years		35,452		54,200		105,428

	Ps.	1,304,219	Ps.	1,468,243	Ps.	1,754,359

b.	Future minimum rental payments under non-cancellable leases in MBJA are as shown in the following table:

	2015
Less than one a year	USD$	1,223
Between one and five years.		5,374

	USD$	6,597

During the years ended December 31, 2015, 2014 and 2013, the Company recognized income from leasing activities of Ps. 1,249,644, Ps. 809,714 and Ps. 743,327, in the consolidated statements of profit or loss and other comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2015, 2014 and 2013 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 20.

33.	New accounting principles not yet in effect

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments[2]
IFRS 14	Regulatory Deferral Accounts[1]
IFRS 15	Revenue from Contracts with Customers[2]
IFRS 16	Leases[3]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[1]
Amendments to IAS 1	Disclosure Initiative[1]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plant[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle[1]

1 Effective for annual periods beginning on or after 1 January 2016, with earlier application permitted.

2 Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.

3.Effective for annual periods beginning on or after 1 January 2019, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition and in November 2014 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in net income (loss).

•	With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•	The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Company’s management anticipates that the application of IFRS 9 in the future may have a material impact on amounts reported in respect of the Company’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Company undertakes a detailed review.

IFRS 14, Regulatory Deferral Accounts

IFRS 14, “Regulatory Deferral Accounts”, was issued in January 2014 and applies to annual reporting periods beginning on or after 1 January 2016, earlier application is permitted. The standard specifies the financial reporting requirements for ‘regulatory deferral account balances’ that arise when an Company provides goods or services to customers at a price or rate that is subject to rate regulation. It permits an entity which is a first-time adopter of IFRS to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

Under IFRS 15, an Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company’s management anticipates that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in the Company’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Company performs a detailed review.

IFRS 16, Leases

IFRS 16 “Leases” was issued in January 2016 and supersedes IAS 17 “Leases” and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by-lease basis).

IFRS 16 establishes different transitional provisions, including retrospective application or the modified retrospective application where the comparative period is not restated.

The Company’s management anticipates that the application of IFRS 16 in the future may have a material impact on the amounts reported and disclosures made in the Company’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until the Company performs a detailed review.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 12 Income Taxes regarding the recognition of deferred taxes at the time of acquisition and IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation.

A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations.

The amendments should be applied prospectively to acquisitions of interests in joint operations occurring from the beginning of annual periods beginning on or after January 1, 2016.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 give some guidance on how to apply the concept of materiality in practice.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2016.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

a.	When the intangible asset is expressed as a measure of revenue; or

b.	When it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. Currently, the Company uses the straight-line method for depreciation and amortization for its property, plant and equipment, and intangible assets respectively. The Company’s management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, does not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments to IAS 16 and IAS 41 define a bearer plant and require biological assets that meet the definition of a bearer plant to be accounted for as property, plant and equipment in accordance with IAS 16, instead of IAS 41. The produce growing on bearer plants continues to be accounted for in accordance with IAS 41.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture.

Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The amendments should be applied prospectively to transactions occurring in annual periods beginning on or after 1 January 2016. The directors of the Company anticipate that the application of these amendments to IFRS 10 and IAS 28 may have an impact on the Company’s consolidated financial statements in future periods should such transactions arise.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments to IFRS 10, IFRS 12 and IAS 28 clarify that the exemption from preparing consolidated financial statements is available to a parent that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. The amendments also clarify that the requirement for an investment entity to consolidate a subsidiary providing services related to the former’s investment activities applies only to subsidiaries that are not investment entities themselves.

Annual Improvements to IFRSs 2012-2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 5 introduce specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa). The amendments clarify that such a change should be considered as a continuation of the original plan of disposal and hence requirements set out in IFRS 5 regarding the change of sale plan do not apply.

The amendments also clarifies the guidance for when held-for-distribution accounting is discontinued.

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets.

The amendments to IAS 19 clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The assessment of the depth of a market for high qualify corporate bonds should be at the currency level (i.e. the same currency as the benefits are to be paid). For currencies for which there is no deep market in such high quality corporate bonds, the market yields at the end of the reporting period on government bonds denominated in that currency should be used instead.

The Company is evaluating the potential effects of IFRS 9, IFRS 15 and IFRS 16 in its consolidated financial statements. With regards to the other IFRS amendments and improvements, the impact of these accounting changes is not expected to have a material effect on the Company’s consolidated financial statements.

34.	Subsequent events

•	On January 19 and February 15, 2016, the Company paid off the loans entered into with Scotiabank and BBVA for USD$96,000,000 and USD$95,000,000, respectively. These loans were paid with funds obtained from new loans received on the same date from Scotia and BBVA for USD$95,500,000, each for a term of 5 years paying interest at Libor 1M plus 99 and 105 basis points, respectively.

•	On January 29, 2016, the Company issued the first tranche of the GAP 15 long-term debt securities for a total of Ps. 1,100,000, which has the same characteristics as the original issuance, except for the issuance date and placement price. The GAP 15 debt securities’ interest will be payable every 28 days at a variable rate of TIIE-28 plus 24 basis points. Principal will be payable at maturity on February 14, 2020.

•	On February 18, 2016, the Company was notified of the decision of the Superior Court of Mexico City in accordance with the decision of Mexico’s Supreme Court, which confirmed the validity of the Company’s bylaws, declared that Grupo Mexico S.A.B. de C.V. (GM) and ITM are in violation of the Company’s bylaws, resulting from the fact that together they hold more than the 10% of the Company’s capital stock allowed under Article X of the bylaws, Therefore, it ordered the sale by GM and ITM of the Series “B” shares held in excess of 10% of the Company’s capital stock; and instructed them that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the laws of Mexico and Article XII of the Company’s bylaws.

35.	Authorization to issue the financial statements

On February 24, 2016 the issuance of these consolidated financial statements was authorized by Fernando Bosque Mohino, and Saúl Villareal García, Chief Financial Officer. Consequently, these consolidated financial statements do not reflect events after this date and are subject to approval at the ordinary general stockholders’ meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *