Form 20-F/A
period 2015-12-31
Pacific Airport Group
filed 2016-06-06
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

  Yes   ☐              No   ☒

EXPLANATORY NOTE

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) as originally filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2016.

Management’s Annual Report on Internal Control Over Financial Reporting (the “ICFR Report”) and the Report of Independent Registered Public Accounting Firm on Internal Controls (the “Attestation Report”), as included by GAP in Items 15(b) and 15(c) on pages 186 through 188, did not disclose that the management excluded an acquired business from its assessment of the effectiveness of internal control over financial reporting. GAP’s management’s assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2015 excluded an assessment of the internal control over financial reporting of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”). The Attestation Report was also dated February 24, 2016, rather than April 20, 2016, the date on which the auditor issued the report. The amended Item 15 excludes the acquisition of DCA from the ICFR Report and from the Attestation Report, and correctly dates the Attestation Report. This amendment does not contain any changes to part (a) of Item 15.

The Report of GAP’s Independent Registered Public Accounting Firm in the consolidated financial statements (the “Accountant’s Report”), as included by GAP in Item 18 on pages F-1 through F-2, was erroneously attached. The report initially attached did not make reference to the audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). In addition, the Accountant’s Report was dated February 24, 2016, rather than April 20, 2016, the date on which the auditor issued the report. This amendment replaces the previously filed Accountant’s Report with the corrected version of the Accountant’s Report. This amendment does not contain any changes to data or footnote disclosure in GAP’s consolidated financial statements, originally presented on pages F-3 through F-72.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the 2015 Form 20-F or reflect any events that have occurred after the filing of the 2015 Form 20-F.

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

Our management’s assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2015 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of DCA, which the Company acquired on April 20, 2015. DCA represented 6.9% and 10.4% of our net and total assets, respectively, as of December 31, 2015, and 12.3% and 12.7% of our revenues and net income, respectively, for the year ended December 31, 2015. No material changes in our internal control over financial reporting were identified as a result of this transaction.

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

c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited the internal control over financial reporting of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Desarrollo de Concesiones Aeroportuarias, S.L. (DCA), which was acquired on April 20, 2015 and whose financial statements constitute 6.9% and 10.4% of net and total assets, respectively, 12.3% of revenues, and 12.7% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting at DCA. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated April 20, 2016 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the translation of the Company’s consolidated financial statements into English.

Galaz, Yamazaki, Ruíz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR ARTURO SÁNCHEZ BARRAGÁN

C.P.C. Salvador Arturo Sánchez Barragán

Guadalajara, Jalisco, Mexico

April 20, 2016

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

See our consolidated financial statements beginning on page F-1, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ SAÚL VILLARREAL GARCÍA
Name:	Saúl Villarreal García
Title:	Chief Financial Officer

Dated:  June 3, 2016

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2015, 2014 and 2013, and their results of operations, changes in their shareholders’ equity and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 20, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR ARTURO SÁNCHEZ BARRAGÁN

C.P.C. Salvador Arturo Sánchez Barragán

Guadalajara, Jalisco, Mexico

April 20, 2016

F-1