Form 20-F/A
period 2015-12-31
Pacific Airport Group
filed 2016-07-21
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Yes  ☐            No   ☒

EXPLANATORY NOTE

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP”) is filing this Amendment No. 2 to Form 20-F/A (the “Form 20-F/A”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), as originally filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2016 and amended on June 6, 2016, to include the entirety of Item 18 with a full set of financial statements and accompanying notes, so as to comply with Rule 12b-15, as requested by the staff of the Securities and Exchange Commission in a comment letter to GAP dated July 6, 2016.

This Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in any item of the 2015 Form 20-F, including the full set of financial statements and accompanying notes incorporated therein by reference, or reflect any events that have occurred after the filing of the 2015 Form 20-F.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ SAÚL VILLARREAL GARCÍA
Name:	Saúl Villarreal García
Title:	Chief Financial Officer

Dated: July 20, 2016

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2015 and 2014 and for the Years Ended December 31, 2015, 2014 and 2013 and Report of Independent Registered Public Accounting Firm Dated April 20, 2016

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2015, 2014 and 2013 Consolidated Financial Statements

i

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

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR A. SÁNCHEZ BARRAGÁN

C.P.C. Salvador A. Sánchez Barragán

Guadalajara, Jalisco, Mexico

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