Form 20-F
period 2016-12-31
Pacific Airport Group
filed 2017-04-12
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the Securities and Exchange Commission, or the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to financial analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of revenues, operating income, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans or objectives;

•	changes in our regulatory environment;

•	statements about our future economic performance or that of the countries in which we operate or the countries to and from which the passengers who use our airports arrive and depart; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in forward-looking statements. These factors, some of which are discussed below under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico, Jamaica or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that eventualities related to other risks and uncertainties may cause actual results to differ materially from those expressed in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DAT A

The following tables present selected financial data for each of the periods indicated. This data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.20.6170 to U.S.$1.00, the noon buying rate for pesos on December 30, 2016, as published by the U.S. Federal Reserve Board. On April 7, 2017, the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps.18.6480 to U.S.$1.00.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. When we refer to “terminal passengers,” we mean the sum of all arriving and departing passengers on commercial and general aviation flights, other than transit passengers. “Transit passengers” are those who are generally not required to change aircraft while on a multiple-stop itinerary and who generally do not disembark from their aircraft to enter the terminal building. When we refer to “total passengers,” we mean the sum of terminal passengers and transit passengers. When we refer to “commercial aviation passengers,” we mean the sum of terminal and transit passengers, excluding general aviation passengers, such as those on private, non-commercial aircraft. This annual report on Form 20-F contains references to “air traffic movements,” which represent the sum of all aircraft arrivals and departures of any kind at an airport.

In reviewing this annual report, you should take into account the fact that certain margin and ratio calculations that utilize “total revenues” or “total operating costs” will reflect the effects of International Financial Reporting Interpretation Committee 12 Service Concession Arrangements (“IFRIC 12”), which provides the accounting treatment to be followed for service concession contracts for services considered to be public in nature. We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform at the airports as established by our Master Development Programs for our Mexican airports and Capital Development Program for the Montego Bay airport. The amount of revenues for these services are equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results and do not represent a cash inflow. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues.

Consequently, changes in total revenues, total operating costs, operating margin, total revenues per terminal passenger and other ratios included in this annual report, as well as other ratios potentially useful to investors, may not be comparable between periods. In such instances we have included a parenthetical notation with comparable amounts or measures. Nominal results for amounts used in calculating certain margins, such as operating income, are not affected by the adoption of IFRIC 12 and are therefore comparable. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

As a result of our acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) in April 2015, our selected consolidated financial and operating data for the fiscal year ended December 31, 2015 includes the consolidation of DCA’s financial and operating data from April 1, 2015. Therefore, financial and operating data for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating data for prior or subsequent fiscal years. DCA has a 74.5% stake in MBJ Airports Limited (“MBJA”), the entity that holds the concession to operate Montego Bay International Airport in Montego Bay, Jamaica.

	Year ended December 31,
	2012		2013		2014		2015		2016		2016
	(thousands of pesos, except per share and per ADS data)										(thousands of U.S. dollars; except per share and per ADS data)(1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services(2)	Ps.	3,365,982	Ps.	3,616,616	Ps.	3,925,736	Ps.	5,419,022	Ps.	7,037,920	U.S.$	341,365
Non-aeronautical services(3)		1,008,452		1,170,492		1,338,542		1,849,252		2,393,604		116,099
Improvements to concession assets(4)		570,233		440,728		281,874		838,635		1,676,037		81,294
Total revenues		4,944,667		5,227,836		5,546,152		8,106,909		11,107,561		538,758
Operating costs:
Costs of services:
Employee costs		402,607		390,606		393,537		502,794		584,560		28,353
Maintenance		200,022		200,224		223,687		302,203		346,805		16,821
Safety, security & insurance		159,379		173,748		192,932		249,752		282,310		13,693
Utilities		139,479		141,855		147,793		192,158		222,891		10,811
Other		158,515		222,518		203,639		311,351		345,805		16,773
Total costs of services		1,060,002		1,128,951		1,161,588		1,558,258		1,782,371		86,451
Technical assistance fees(5)		155,072		171,470		194,228		236,507		301,820		14,639
Concession taxes(6)		217,295		237,728		261,577		483,086		764,349		37,074
Depreciation and amortization:
Depreciation(7)		151,176		164,606		183,207		206,724		300,880		14,594
Amortization(8)		676,054		718,629		742,013		949,711		1,047,507		50,808
Total depreciation and amortization		827,230		883,235		925,220		1,156,435		1,348,387		65,402
Other expense (income)		1,333		(7,453)		(43,424)		(254,612)		(295)		(14)
Cost of improvements to concession assets(4)		570,233		440,728		281,874		838,635		1,676,037		81,294
Total operating costs		2,831,165		2,854,659		2,781,063		4,018,309		5,872,669		284,846
Income from operations		2,113,502		2,373,177		2,765,089		4,088,600		5,234,892		253,912
Finance cost		(14,023)		(51,159)		(7,990)		(456,810)		(603,032)		(29,249)
Share of loss of associates		n/a		n/a		n/a		(13,704)		(11,728)		(569)
Income before income taxes		2,099,479		2,322,018		2,757,099		3,618,086		4,620,132		224,094

Income tax expense		327,449		75,788		514,579		847,309		1,266,573		61,434
Profit for the year		1,772,030		2,246,230		2,242,520		2,770,777		3,353,559		162,660
Other comprehensive income
Exchange differences on translating foreign operations		n/a		n/a		n/a		482,394		773,453		37,515
Remeasurements of employee benefit – net of income taxes		n/a		n/a		n/a		n/a		10,773		523
Total comprehensive income for the year		1,772,030		2,246,230		2,242,520		3,253,171		4,137,785		200,698

Profit for the year attributable to:
Controlling interest		1,772,030		2,246,230		2,242,520		2,726,020		3,281,884		159,184
Non-controlling interest		n/a		n/a		n/a		44,757		71,675		3,476
Profit for the year		1,772,030		2,246,230		2,242,520		2,770,777		3,353,559		162,660
Total comprehensive income for the year
Controlling interest		1,772,030		2,246,230		2,242,520		3,141,513		3,948,323		191,508
Non-controlling interest		n/a		n/a		n/a		111,658		189,462		9,190
Total comprehensive income for the year		1,772,030		2,246,230		2,242,520		3,253,171		4,137,785		200,698
Basic and diluted earnings per share(9)	Ps.	3.3389	Ps.	4.2377	Ps.	4.2663	Ps.	5.1867	Ps.	6.2443	U.S.$	0.3029
Basic and diluted earnings per ADS(9)	Ps.	33.3891	Ps.	42.3768	Ps.	42.6629	Ps.	51.8670	Ps.	62.4430	U.S.$	3.0287

	Year ended December 31,
	2012		2013		2014		2015		2016		2016
	(thousands of pesos, except per share and per ADS data)										(thousands of U.S. dollars; except per share and per ADS data)(1)
Dividends per share(10)	Ps.	2.1292	Ps.	2.2837	Ps.	3.0249	Ps.	3.3200	Ps.	4.0700	U.S.$	0.1744
Dividends per ADS(10)	Ps.	21.2918	Ps.	22.8375	Ps.	30.2490	Ps.	33.2000	Ps.	40.7000	U.S.$	1.7436
Other operating data:
Total terminal passengers (thousands of passengers)(11)		21,287		23,173		24,719		30,319		36,549		36,549
Total air traffic movements (thousands of movements)		395		404		417		462		513		513
Total revenues per terminal passenger(12)	Ps.	232	Ps.	226	Ps.	224	Ps.	267	Ps.	304	U.S.$	15
Aeronautical and non-aeronautical services per terminal passenger	Ps.	205	Ps.	207	Ps.	213	Ps.	240	Ps.	258	U.S.$	13
Statement of financial position data:
Cash and cash equivalents	Ps.	1,663,683	Ps.	2,168,187	Ps.	1,595,502	Ps.	2,996,499	Ps.	5,188,138	U.S.$	251,644
Total current assets		2,459,168		2,872,087		2,062,571		3,386,683		5,998,574		290,953
Airport concessions, net		10,179,422		9,895,346		9,611,296		12,240,167		12,384,923		600,714
Rights to use airport facilities, net		1,270,490		1,213,792		1,157,093		1,100,394		1,043,695		50,623
Total assets		24,533,637		25,234,600		24,286,207		31,473,399		36,051,462		1,748,628
Current liabilities		1,132,711		1,212,154		1,582,227		4,658,310		1,941,299		94,160
Total liabilities		3,080,424		3,021,889		3,000,316		9,317,356		13,646,893		661,924
Total equity attributable to controlling interest		21,453,213		22,212,711		21,285,891		21,273,951		21,333,015		1,034,729
Common stock		15,447,322		15,447,322		13,937,322		12,528,780		10,778,613		522,802
Non-controlling interest		n/a		n/a		n/a		882,092		1,071,554		51,974
Statement of cash flows data:
Net cash flows provided by operating activities	Ps.	2,661,274	Ps.	2,964,713	Ps.	3,460,230	Ps.	4,904,753	Ps.	5,641,203	U.S.$	273,619
Net cash flows used in investing activities		(983,785)		(680,951)		(633,040)		(3,669,927)		(1,816,557)		(88,110)
Net cash flows (used in) provided by financing activities		(2,148,816)		(1,779,258)		(3,399,875)		166,171		(1,771,185)		(85,909)
Effects of exchange rate changes on cash held:		n/a		n/a		n/a		0		138,178		6,702
(Decrease) increase in cash and cash equivalents		(471,327)		504,504		(572,685)		1,400,997		2,191,639		106,302

(1)	Translated into U.S. dollars at the rate of Ps.20.6170 per U.S.$1.00, the noon buying rate on December 30, 2016, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars). Operating data are expressed in the units indicated.
(2)	Revenues from aeronautical services principally consist of a fee for each departing passenger, aircraft landing fees, aircraft parking fees, fees for the transport of passengers from an aircraft to a terminal building, security charges for each departing passenger and other sources of revenues subject to regulation under our maximum rates. See “Item 4, Information on the Company – Regulatory Framework” for a description of our regulatory framework, including our maximum rates, and “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges” for certain exclusions to these fees in each of Mexico and Jamaica.
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
(4)	Revenues from improvements to concession assets represent revenues generated from improvements made to concession assets and the related costs stemming from capital expenditures made as agreed with the Mexican government under our Master Development Programs for each fiscal year and with the Jamaican government in relation to our Capital Development Program. These amounts did not result in actual cash inflows, nor did they have an effect on our consolidated net income as revenues earned were equal to the costs incurred. See “Item 4, Information on the Company – Business Overview.”
(5)	We pay Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., or “AMP,” a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
(6)	Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets).
(7)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(8)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(9)	Based on a weighted average of 530,720,600, 530,061,831, 525,636,745, 525,575,547 and 525,575,547 common shares outstanding for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.
(10)	Dollar amounts per share were U.S.$0.1642 in 2012, U.S.$0.1744 in 2013, U.S.$0.2051 in 2014, U.S.$0.1931 in 2015 and U.S.$0.1744 in 2016 and per ADS were U.S.$1.6424 in 2012, U.S.$1.7436 in 2013, U.S.$2.0508 in 2014, U.S.$1.9308 in 2015 and U.S.$ 1.7436 in 2016. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).
(11)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(12)	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).

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

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average(1)
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
2015	17.36	14.56	17.20	15.87
2016	20.84	17.19	20.62	18.67
November 2016	20.84	18.44	20.46	20.01
December 2016	20.74	20.22	20.62	20.50
2017
January 2017	21.89	20.75	20.84	21.39
February 2017	20.82	19.74	20.00	20.30
March 2017	19.93	18.67	18.83	19.28
April 2017(2)	18.82	18.65	18.65	18.73

Sources: U.S. Federal Reserve Board.

(1)	Average of month-end rates or daily rates, as applicable.
(2)	Through April 7, 2017.

On April 7, 2017, the exchange rate for pesos, as published by the U.S. Federal Reserve Board, was Ps.18.6480 per U.S.$1.00.

Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), or “BMV,” and, as a result, will likely affect the market price of our American Depositary Shares (ADSs). Such fluctuations may also affect the U.S. dollar conversion by The Bank of New York Mellon, the depositary for our ADSs, of any cash dividends paid in pesos. See “ – Risk Factors – Risks Related to Mexico – Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition” and “Item 5, Operating and Financial Review and Prospects – Overview – Recent Developments – Fluctuation of the Peso.”

RISK FACTORS

Risks Related to Our Operations

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger departing from the airport terminals we operate (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”) and are collected by the airlines and paid to us. In 2014, 2015 and 2016, passenger charges represented 60.8%, 55.3% and 51.9%, respectively, of our total revenues (in 2014, 2015 and 2016, passenger charges represented 64.1%, 61.7% and 61.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

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

The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our international airports at Los Cabos, Puerto Vallarta and Montego Bay) may vary as a result of factors beyond our control, including the level of tourism in Mexico and Jamaica. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, the other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be affected by travelers’ perceptions of the safety and political and social stability of Mexico and Jamaica, particularly as a result of the uncertainty and safety concerns resulting from the Mexican government’s ongoing effort against drug cartels. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels. A reduction in tourism to the destinations served by our airports could directly and indirectly affect our revenues from aeronautical and non-aeronautical services.

Negative economic developments in Mexico could reduce domestic passenger traffic at our Mexican airports, which would adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from foreign tourism, Mexican domestic passengers have represented approximately 66.1% of the passenger traffic volume at our Mexican airports for the last three years. Aside from our interest in the Montego Bay airport concession in Jamaica and the operation of DCA in Spain, all of our assets are located, and all of our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic at our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the potential impact of negative economic developments in Mexico, see “ – Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” in this section.

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2014, 2015 and 2016, 89.5%, 89.7% and 89.3%, respectively, of the international terminal passengers served by our Mexican airports arrived or departed on flights originating in or departing to the United States and 66.2%, 67.0% and 68.6%, respectively, of the passengers served by our Jamaican airport arrived or departed on flights originating on or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2014, 2015 and 2016, the U.S. gross domestic product (“GDP”) increased at a rate of 4.2%, 3.7% and 3.0%, respectively, according to the U.S. Bureau of Economic Analysis. If the U.S. economy falls into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States.

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

Any decision taken by the current U.S. administration and any amendments to the North American Free Trade Agreement (“NAFTA”) that could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity among the two countries or a slowdown in direct foreign investment in Mexico, could adversely affect our business and our results of operations.

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

International petroleum prices have experienced significant volatility in the recent past. For example, in 2014, European Brent crude oil spot prices reached a high of U.S.$115.19 per barrel on June 19, 2014 followed by a low of U.S.$55.27 per barrel on December 31, 2014, according to the U.S. Energy Information Administration. European Brent crude oil spot prices increased from U.S.$36.61 per barrel on December 31, 2015 to U.S.$54.96 per barrel on December 30, 2016, with an average price of U.S.$43.67 per barrel during 2016. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. High fuel prices result in increases in airlines’ costs and may lead to airline financial difficulties and bankruptcies, higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally. Each of these may reduce passenger and cargo traffic at our airports.

Most airlines also depend on reliable access to credit at interest rates they can afford to finance their fleet of aircraft and make other large investments. As evidenced by the 2008-2009 global recession and financial crisis, high interest rates and disruptions in the global debt markets had an adverse effect on airlines’ ability to operate their fleets, forcing many to raise ticket prices, cancel routes, decrease the frequencies of flights or forego scheduled investments. Such reductions in operations by airlines lead to lower passenger and cargo traffic volumes at our airports, which may have an adverse impact on our results of operations.

See “ – The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues” for a more detailed description of which of our major airline customers have recently reduced or cancelled operations at our airports.

Our business is highly dependent upon revenues from five of our airports and could be adversely impacted by any condition affecting those airports.

In 2016, approximately 84.8% of the sum of aeronautical and non-aeronautical revenues was generated from five of our thirteen airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2016:

Airport	For year ended December 31, 2016
Guadalajara	27.6%
Montego Bay	17.0%
Los Cabos	15.0%
Tijuana	13.1%
Puerto Vallarta	12.1%
Eight other Mexican airports (combined)	15.2%

Total revenues	100.0%

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

International events may negatively impact international air travel. The terrorist attacks on the United States on September 11, 2001, wars and other armed conflicts, such as those in Iraq, Syria and the Ukraine, and public health crises, such as the Influenza A/H1N1 pandemic of 2009-2010, negatively affected the frequency and pattern of air travel worldwide in recent years.

The terrorist attacks on the United States on September 11, 2001, had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. Any future terrorist attacks, whether or not involving aircraft, may adversely affect our business, results of operations, prospects and financial condition. Moreover, we cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy or leisure travel trends, which may negatively affect our results of operations. Similarly, our Mexican and Jamaican airport operations could be negatively impacted by terrorist attacks on aircraft such as those which occurred with international airlines’ aircraft operating over Egypt and the Ukraine in 2015.

In April 2009, Mexico, like several other countries, was affected by an outbreak of Influenza A/H1N1. As a result of the outbreak, a number of countries advised against nonessential travel to Mexico, although these advisories were lifted by the end of May 2009. While we cannot completely isolate the impact on travel of the advisories and restrictions imposed by national and international governments from other potential factors such as the economy, our domestic passenger traffic and international passenger traffic declined by 33.3% and 43.7%, respectively, during May 2009 (in each case compared to May 2008). A new outbreak of Influenza A/H1N1 or any other pandemic or contagious disease, such as avian flu, severe acute respiratory syndrome (SARS) and the Ebola virus, could once again disrupt our operations or significantly affect passenger and cargo traffic levels.

On February 1, 2016, the World Health Organization designated the Zika virus and its suspected complications in newborns as an international public health emergency. The U.S. Department of Health and Human Services’ Centers for Disease Control and Prevention issued a travel advisory for people traveling to regions within the Zika virus outbreak, which include popular vacation destinations in Mexico and Jamaica. While these travel advisories to Mexico and Jamaica have not negatively affected the frequency and pattern of travel to our airports to date, such public health crises or any future public health crises and related travel advisories could disrupt our operations or significantly affect passenger and cargo traffic levels.

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

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment alerted to the potential presence of prohibited items. Uncertainty over the policy letter’s implementation of the new screening process, initially caused a delay in the implementation. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter is silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent is for airport concessionaires, such as us, to bear responsibility for the new screening process. In addition, certain questions have been raised regarding the constitutionality of the new screening process. Since the issuance of the policy letter, the Mexican Directorate General of Civil Aviation (Dirección General de Aeronáutica Civil), or “DGAC”, has been expected to issue implementing regulations. On November 23, 2012, the Mexican civil aviation authority published a recommendation (circular obligatoria) on the SCT website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain non-binding recommendations regarding issues of responsibility that have been raised by the policy letter. These non-binding recommendations have no legal effect unless incorporated into a valid contract.

We have operated checked baggage screening equipment in our busiest Mexican airports since 2011, and today only flights departing from the Los Mochis airport continue to rely on manual inspection. As of December 31, 2016, we have signed agreements to operate the baggage screening equipment with every airline customer, and 98.9% of the passengers travelling through our airports were using the baggage screening system.

We incur ongoing expenses to maintain and operate this equipment. Currently, the operational costs of the screening system have been limited to the level necessary to provide the required services to airlines, and we expect to continue recovering those costs. However, if it is determined that we are responsible for all or a portion of the cost or that we are liable for certain issues arising from our operation of the screening systems, our exposure to liability could increase significantly. These operational costs were reviewed during the negotiation of the Master Development Programs for our Mexican airports for the years 2015-2019, completed in December 2014, and there were no changes contemplated to the operational costs or to the cost recovery procedures. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of current baggage screening equipment with new Computer Tomography X-ray (CTX) baggage screening equipment is scheduled for 2022, although regulatory changes could force our Mexican airports to undertake this replacement sooner. In addition, in July 2016, the DGAC issued a document titled Airport Security Recommendations, which established that airports must have alternative methods for baggage screening to be used in case the inspection technology that is used is not available. We believe that we comply with the requirement but the DGAC may require additional investments. These additional expenses could restrict our liquidity and adversely affect our results of operations if such costs are not accepted in the negotiations of our Master Development Programs for the 2020-2024 period. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

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

Our ability to increase our commercial revenues is significantly dependent, among other factors, on increasing passenger traffic at our airports and on our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us and for the ability for us to directly operate business lines. In addition, our ability to increase revenues from commercial activities depends on our ability to continue the remodeling, expansion and modernization of the commercial areas we operate within our airports and on the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 25.7% of non-aeronautical revenues in 2016 (6.7% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2016).

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

Although we believe we maintain positive relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 47.4% of our total employees in Mexico and 71.6% in Jamaica as of December 31, 2016), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues.

A majority of our revenues are driven by the operations of a few key airline customers. In 2016, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico Group”), a holding company that owns Aeroméxico and Aeroméxico Connect, American Airlines, Inc. (“American Airlines”) and ABC Aerolíneas, S.A. de C.V. (“Interjet”) transported a significant percentage of our passenger traffic. During 2016, the passenger charges collected by these four airlines accounted for 14.9%, 7.3%, 5.7% and 3.4%, respectively, of total revenues in our airports (17.6%, 8.6%, 6.7% and 4.0%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2016). Excluding revenues from passenger charges, these airlines accounted for 1.7%, 1.0%, 1.2% and 0.5%, respectively, of our total revenues in 2016 (2.0%, 1.2%, 1.4% and 0.5%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2016).

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

Furthermore, passenger charges, which accounted for 51.9% of our revenues in 2016 (61.1% when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected, pursuant to passenger charges collection agreements, by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2016, the average collection term of passenger charges was 53 days. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges – Passenger Charges in Mexico.” Consequently, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we would not be assured of collecting the amounts invoiced to that airline for passenger charges despite cash deposits held in guarantee. Additionally, we could not be assured that we would recover the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

Additionally, if some of our commercial clients face difficulties making their payments to our airports, we would try to renegotiate the commercial and payment terms to keep them at our airports. Despite our efforts, however, some clients may decide to leave our commercial spaces and cancel their contracts. This could potentially have a negative effect on our revenues.

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

MBJA does not have collection agreements with some of the airlines that operate at the Montego Bay airport for the collection of passenger charges on its behalf. However, the collection of passenger charges by the airlines is implied under the current operating agreements signed by each airline operating at the Montego Bay airport, whereby these airlines must pay MBJA for regulated passenger charges. Newly issued Air Carrier Operating Agreements, however, have been amended to expressly require airlines to collect passenger service charges.

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

In addition, we are dependent on third-party providers of certain complementary services such as catering, baggage handling, and operation of airport buses and passenger walkways. If these service providers were to halt operations at any of our airports, we would be required to seek a new service provider or provide services ourselves, either of which would likely result in increased capital expenditures or costs and have an adverse impact on our cash generation and results of operations.

Legal claims and other actions by the former holders of land comprising certain of our Mexican airports may disrupt the operations and security of these airports.

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

The Mexican government owns the land on which Guadalajara International Airport operates and has granted us the right to use that land for the purpose of operating the airport pursuant to our concession. Currently, there are squatters residing on or claiming rights to a portion of the property, at least one of whom has attempted to subdivide and sell off certain portions of the property. As owner of the property, the Mexican government must initiate any actions directed at removing these persons from the property. In addition, during various periods of 2016 and 2017, members of an ejido blocked access to commercial areas of the Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenues losses of Ps.19.2 million in 2016 (7.5% of our total car parking charges at the airport for 2016) and losses of Ps.3.8 million during 2017. We are reviewing the actions these persons have taken and are cooperating with the Mexican government to ensure that the actions of these squatters and ejidos do not adversely affect the operations of Guadalajara International Airport. However, if the Mexican government is unable to successfully remove these persons from the property, their presence could have an adverse impact on our operations, revenues and security, and could restrict our ability to expand our operations, at the Guadalajara airport.

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

Our Mexican concessions guarantee our access to the land and any interruption caused to our operations by any of the ejidos is the responsibility of the Mexican government. Although the Mexican government must provide restitution for any economic loss resulting from a disruption in access to our airports, there can be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction. There also can be no assurance that the legal proceedings will be resolved in our favor, which may negatively impact our results of operations.

We may be liable for property tax claims asserted against us by certain Mexican municipalities.

We remain subject to ongoing property tax claims that have been asserted against us by certain municipal authorities for the payment of property taxes with respect to certain of the properties on which we operate our airports. We believe that under the law, the Mexican government, as the owner of the property upon which we operate our airports, would currently be responsible for paying these taxes directly if a court were to determine that these taxes must be paid. See “Item 8, Financial Information – Legal Proceedings – Property tax claims by certain municipalities” for a full discussion of these property tax proceedings.

Additionally, if the Mexican government changes the current laws or if we do not prevail in the aforementioned proceedings, these tax liabilities could have an adverse effect on our financial condition and results of operations.

Inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.4.1 billion at December 31, 2016. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. For further information on deferred tax assets, refer to Note 13 to our audited consolidated financial statements. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Income Taxes.”

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

For example, on September 14, 2014, Hurricane Odile moved through the Baja California coastal area, damaging our La Paz and Los Cabos airports. The La Paz airport terminal experienced minor damage, while the Los Cabos airport experienced damage to the building, including the detachment of the roof covering in Terminal 1 and the collapse of ceiling panels in Terminal 2. The Los Cabos airport also suffered minimal damage to the runways, taxiways and aprons. The Los Cabos airport remained closed to commercial flights for eighteen days, receiving authorization on October 3, 2014 from the DGAC to re-open for domestic and international commercial flights. We had a one-time loss of 269.6 thousand passengers at the Los Cabos airport in the last quarter of 2014 as a result of Hurricane Odile.

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

Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines were suspended; and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our Mexican airports and the United States by Mexican airlines, which resulted in a decrease in demand for travel at our Mexican airports. In 2016, 9.3% of the passengers who traveled through our Mexican airports traveled on flights to or from the United States operated by Mexican airlines.

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

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2014, 2015 and 2016, 70.8%, 66.8% and 63.4%, respectively, of our total revenues were earned from aeronautical services (in 2014, 2015 and 2016, 74.6%, 74.6% and 74.6%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services), which are subject to price regulation under our maximum rates in Mexico and under the maximum regulated charges in Jamaica. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or established by the Mexican government (as in the case of our Master Development Programs or our maximum rates, respectively) or the Jamaican government (as in the case of MBJ’s maximum regulated charges) for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs and Capital Development Program or the obligation under our Mexican concessions and MBJA’s Jamaican concession to provide a public service) or increase our maximum rates and regulated charges applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Similarly, there is limited precedent that would allow us to predict the impact of the laws, regulations and instruments that regulate our business in Jamaica and we cannot provide any assurance that MBJA will not encounter difficulties in complying with these laws, regulations and instruments. In addition, although MBJA’s Concession Agreement (as defined below) and Jamaican law establishes ranges of sanctions that might be imposed should MBJA fail to comply with the terms of the concession, other Jamaican applicable law and its regulations, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. Although the maximum regulated charges have been set for the Montego Bay airport through December 2019, we cannot predict what maximum regulated charges the Jamaican government will establish for the next five-year period from January 2020 to December 2024. We also cannot provide assurance that other regulatory agencies or the Jamaican legislature will not impose regulations adverse to MBJA’s operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority acts and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

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

The Jamaican Airports (Economic Regulation) Act mandates the Jamaica Civil Aviation Authority, or “JCAA,” to regulate five categories of charges: passenger charges, aircraft landing charges, aircraft parking charges, passenger walkway charges and airport security charges. Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges as justified by a schedule of five-year estimates for traffic growth and investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s Concession Agreement) (a “Capital Development Program”). After its review of the preceding period’s maximum regulated rates and these estimates, the JCAA makes its determination as to the maximum regulated charges for the succeeding five-year period. Under the terms of the Montego Bay airport Concession Agreement with the Airports Authority of Jamaica, or “AAJ,” upon the JCAA’s approval of the new maximum regulated charges, MBJA has a commitment to fulfill the estimated capital expenditures included in the Capital Development Program. The last review by the JCAA of these maximum regulated charges for the Montego Bay airport was completed in November 2014; changes resulting from that review period took effect in April 2015 and will remain in effect through December 2019. However, this review resulted in the JCAA setting maximum regulated charges for the Montego Bay airport below the proposed increases, and the AAJ has not similarly reduced the estimated capital expenditures included in the Capital Development Program. These maximum rates for regulated charges are adjusted annually for inflation based on the U.S. Bureau of Labor Statistics’ Consumer Price Index (“U.S. CPI”). For a discussion of the framework for establishing MBJA’s maximum regulated charges in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.” MBJA has an obligation under the Concession Agreement to satisfy certain requirements applicable to a Capital Development Program. We cannot provide assurance that AAJ will determine that any such Capital Development Program complies with the applicable requirements under the Concession Agreement, or that AAJ will not request MBJA to undertake additional capital expenditures.

Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.

In addition, our maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year terms ending 2014 and 2019, an annual efficiency adjustment factor of 0.7% was established by the SCT. Future annual efficiency adjustments will be determined by the SCT in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each Mexican airport’s maximum rate.

If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each Mexican airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2014, 2015 and 2016, our revenues subject to maximum rate regulation represented 99.9%, 100.0% and 99.9%, respectively, of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican PPI’s construction price index. Using the index we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2014, 2015 and 2016 was 101.1%, 100.9% and 100.7%, respectively, of our capital expenditure commitments under our Master Development Programs. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SCT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

Our operating results could be adversely affected if the airlines fail to collect sufficient Airport Improvement Fees for MBJA or if MBJA does not receive approval for the use of these funds to offset costs associated with capital investments at the Montego Bay airport.

The Airports (Economic Regulation) Act and related agreements require the airlines operating at the Montego Bay airport to charge an Airport Improvement Fee (“AIF”) from embarking international passengers on behalf of MBJA and to deposit the fees on a monthly basis in a trust account controlled by the Jamaican Ministry of Transport and Mining (“MTM”). Subject to the MTM’s approval, MBJA may use these funds for additional capital investments not included in the Capital Development Program, as well as for interest expenses relating to the financing thereof. MBJA is required to commit to such additional capital investments in exchange for the right to use the AIF funds.

The MTM approval of collection of AIF funds at the Montego Bay airport was renewed on February 25, 2015 for the period ending April 11, 2030, unless otherwise revoked. However, because the MTM’s prior approval of MBJA’s use of AIF funds is for specified capital investments in projects that have already been carried out, MBJA is not currently authorized to use any AIF funds collected after April 11, 2015. As of the date hereof, MBJA has entered into a Memorandum of Understanding (“MOU”) with the AAJ to fund “Phase 3” investments including the extension of the existing runway and installation of Runway End Safety Areas through the AIF. In the MOU, the AAJ has committed to guarantee the financing of specific capital projects to limit MBJA’s exposure to financial risks resulting from AIF shortfalls arising from lower than expected passenger traffic.

If MBJA’s passenger traffic projections are above the levels of passenger traffic realized at the Montego Bay airport, the amount of AIF to be collected may not be sufficient to finance all capital projects approved by the MTM and their financial cost. We can provide no assurance that the Montego Bay airport will achieve the passenger traffic required to recover MBJA’s capital investments committed in exchange for the use of the AIF funds. In addition, we can provide no assurance that the guarantee regarding financing in the MOU regarding “Phase 3” investments will be implemented in final documentation as currently outlined.

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

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) or “SENEAM”, could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs. SENEAM currently requires us to manage and control aircraft movements in and out of our arrival and departure gates and remote boarding locations at our Guadalajara, Tijuana and Puerto Vallarta airports. At our other Mexican airports, these aircraft movements are monitored by SENEAM. Should SENEAM require us to control, or if we, for efficiency purposes, request to control, these aircraft movements directly at any or all of our other Mexican airports in the future, our results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

The Mexican civil aviation authority could require us to extend the official operating schedule at our Mexican airports, which could result in increased operating costs.

The DGAC is responsible for establishing the official operating schedules of our Mexican airports. Outside of our Mexican airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. Currently, our airports at Guadalajara, Puerto Vallarta and Morelia have official operating schedules of 24 hours per day. The DGAC can issue a decree extending the official operating schedule of one or more of our other airports from its current schedule, which would deprive us of the ability to double our airport charges for off-hour services at airports for which such a decree has been issued. For instance, as of January 17, 2014, the DGAC expanded the operating schedule of our Aguascalientes airport from 6:00 a.m. to 8:00 p.m. to 6:00 a.m. to 12:00 a.m. and as of April 2, 2015, the operating schedule of our Los Cabos airport was expanded from 7:00 a.m. to 6:00 p.m. to 7:00 a.m. to 9:00 p.m. Such extensions of our official operating schedules result in increases in operating costs, and we can provide no assurances that we would be able to recover those costs.

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

For instance, as a result of certain 2013 amendments to Mexico’s Constitution, on July 6, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) went into effect, which, among other things, grants broader powers to the federal competition authority, including the ability to regulate essential facilities. If the new competition authority determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. Some of the services we render are public services that are regulated by the Mexican government, and we are unsure if the competition authority will apply the new competition law in the same manner and under the same considerations as it would apply to non-regulated service providers. Should the new competition authority determine that all or part of the services we provide are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations. For a discussion of the new competition law, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation – Federal Economic Competition Commission.” Also see “ – We cannot predict how the regulations governing our business will be applied” in this section.

For more detailed information on current sources of regulation governing the operation of airports in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Risks Related to Our Strategic Shareholder

AMP, our strategic shareholder, has significant influence over our operations, and AMP’s interests may differ from those of other shareholders.

AMP holds Series BB shares currently representing 15% of our total capital stock. The Series BB shares have certain special rights that allow AMP to exercise significant influence over our operations. Through its right to appoint and remove members of our senior management, AMP participates in the decision-making process of our management in areas such as business strategy, operations, financing, acquisitions and dispositions of assets or business.

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members), except for the Audit Committee, whose members are selected according to Mexican and U.S. independence standards. AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring the approval of our shareholders (including the approval of our financial statements, increases or decreases of our capital stock, the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). These rights are not conditioned on whether or not the technical assistance agreement and the participation agreement remain in force. Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. Shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at AMP shareholders’ meetings and ultimately at our shareholders’ meetings. Differences in points of view among AMP’s shareholders with respect to our management could affect our results of operations. The interests of AMP may differ from those of our other shareholders, and we can offer no assurance that AMP and the officers appointed by AMP will exercise their rights in ways that favor the interests of our other shareholders.

Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.

In 2010 and 2011, disputes among AMP’s shareholders affected our shareholders’ meetings and trading of our shares on the Mexican Stock Exchange and the NYSE, as well as involving us in litigation. Notwithstanding those disputes, on December 1, 2011, we were advised by AMP’s shareholders that they had entered into an agreement to end their dispute and to terminate their legal proceedings. Additionally, we were informed that AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and that AMP’s shareholders will continue developing our business. AMP’s shareholders also affirmed their intent to defend the rights granted to them by the Mexican government and further confirmed their respective original ownership percentages in AMP.

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

AMP currently exercises significant influence over our management, as described above. Our bylaws and certain of the agreements executed in connection with the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since that date, AMP has been permitted to transfer up to 49% of its Series BB shares without restriction. Since August 25, 2009, AMP additionally has been permitted to sell in any year up to 20% of its remaining 51% interest in our Series BB shares. Presently, therefore, AMP is able to sell nearly all of the shares that it owns. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Should AMP divest its interest in us or cease to hold Series BB shares, our management could change and our operations could be adversely and significantly affected as a result.

Our operations could be adversely affected if the technical assistance agreement is not renewed with AMP.

As described above, AMP exercises a significant influence over our management through the technical assistance agreement, through which AMP provides our airports with expertise in operating in the aeronautical sector and strategic planning guidance to increase aeronautical and non-aeronautical revenues, in addition to knowledge of the Mexican government and business sectors and assistance with the negotiation of our Master Development Programs. Therefore, if either we or AMP decides not to renew the technical assistance agreement, it would require time and potentially higher costs for us to replace AMP’s strategic expertise through contracts with new external advisors; apart from the possible higher costs, the need to replace AMP could have an impact on our business strategy and ongoing projects, such as the successful negotiation of tariffs, investments and other elements of our Master Development Programs. As a result, our results of operations could be negatively affected. For more detailed information on the technical assistance agreement with AMP, see “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

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

On June 13, 2011, Grupo México, S.A.B. de C.V. (“Grupo México”) announced that its board of directors had approved the acquisition, directly or indirectly, of at least 30%, and up to 100%, of our shares outstanding at that time, excluding treasury shares, through a public tender offer. Grupo México and its subsidiary, Infraestructura y Transportes México, S.A. de C.V. (“ITM”), then commenced legal proceedings seeking (i) to modify our bylaws to eliminate the foregoing limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares.

Initially, Grupo México obtained a favorable decision from a civil court in Mexico City. However, on June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws regarding the limitations on ownership of our capital stock. On February 17, 2016, the Superior Court of Mexico City declared that Grupo México and ITM were in violation of the Company’s bylaws due to the fact that together they held more than 10% of our outstanding capital stock, and ordered Grupo México and ITM to sell any Series “B” shares held in excess of that limit. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles in support of the position we maintained and defended. Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the complaint was declared unfounded. Despite this ruling, we still expect that the Mexican Supreme Court will issue a new, binding decision on procedures for complying with the decision of the Superior Court of Mexico City regarding the disposition of shares exceeding 10% of our capital stock. See “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain of our bylaws.”

In its most recent filing on Schedule 13D with the SEC on April 20, 2016, Grupo México disclosed that it beneficially owned 14.9% of our total outstanding shares. Although these decisions are definitive and not appealable, it is possible that Grupo México will seek to challenge our management on other matters or through other legal means, which may present further disruptions for our management and the Company. It is not possible to predict the extent to which these disputes with Grupo México will distract our management, the effects that future developments in this dispute might have on the price of our stock, its liquidity or our market value or the effects that these conflicts could have on our business or results of operations.

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

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP increased 4.1% in 2014, 2.5 % in 2015 and an estimated 2.3% for 2016, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (Cetes) averaged approximately 3.0%, 3.0% and 4.2% in 2014, 2015 and 2016, respectively. As of April 7, 2017, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 6.9%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Additionally, economic conditions in Mexico may also be affected by political developments in the United States, such as the change in administrations in January 2017, and economic developments in the United States, such as interest rates. We cannot assure you that any developments in the U.S. or elsewhere will not materially and adversely affect us in the future.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2014, the peso depreciated 12.9% against the U.S. dollar. In 2015, the peso depreciated 16.7% against the U.S. dollar. In 2016, the peso depreciated 20.1% against the U.S. dollar. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.

In 2014, all of our indebtedness was denominated in pesos. Due to the acquisition of 100% of the shares of DCA in 2015, we incurred indebtedness in U.S. dollars. A devaluation of the peso would increase the debt service cost of such U.S. dollar-denominated indebtedness and result in foreign exchange losses. In 2016, approximately 99% of MBJA’s operating revenues and 60% of its operating expenses and capital expenditures were denominated in U.S. dollars, with the remaining 40% of operating expenses and capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s indebtedness was also denominated in U.S. dollars in 2016. Accordingly, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may also affect our performance through the consolidation of MBJA’s financial and operating results.

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

Enrique Peña Nieto, a member of the Institutional Revolutionary Party (“PRI”), began a six-year term as President of Mexico on December 1, 2012. As with any governmental change, this change to the country’s administration may lead to significant changes in laws, public policies or regulations, may affect the political and economic environment in Mexico, and consequently, they may contribute to economic uncertainty and to heightened volatility of the Mexican capital markets and in securities issued by Mexican companies. In addition, no single party has a clear majority in Congress, and consequently, governmental gridlock and political uncertainty may occur.

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

Federal tax legislation in Mexico may have an adverse effect on our financial condition and our results of operations.

The Mexican government has in recent years implemented various changes to the tax laws applicable to Mexican companies. The terms of our Mexican concessions do not exempt us from generally applicable Mexican tax laws. Changes to tax laws and regulations in Mexico could significantly increase our tax expense, which could have a material adverse impact on our results of operations.

For instance, on January 1, 2014, new tax laws came into force following tax reforms in Mexico that, among other changes: maintained the income tax rate on corporations of 30%; imposed withholding tax in respect of dividends paid to Mexican and foreign shareholders; eliminated deductions previously allowed in respect of payments between related parties or certain foreign corporations; limited the tax deductions for certain benefits paid to employees; and increased the value-added tax in certain areas of Mexico.

We cannot predict the impact that changes in law will have, if fully implemented and applied to us, on our business, financial condition and results of operations. In addition, we cannot predict the indirect impact that such legislation could have on our customers and shareholders.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of December 8, 2016, informed of the risks of traveling in Mexico due to (i) threats to safety and security posed by transnational criminal organizations in the country and (ii) increased violence in many towns and cities across Mexico. These travel alerts emphasize the extent of criminal activity in the states of Baja California, Baja California Sur, Chihuahua, Coahuila, Durango, Estado de Mexico, Guerrero, Sinaloa, Sonora and Tamaulipas. According to the U.S. Department of State, while millions of U.S. citizens safely visit Mexico each year, some are victims of violence.

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

Minority shareholders may be less able to enforce their rights against us, our directors, or our strategic shareholders in Mexico.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the new Securities Market Law, it may be difficult for minority shareholders to bring an action against directors for breach of this duty and achieve the same results as in most jurisdictions in the United States. In addition, the procedures for class action lawsuits were incorporated into

Mexican law and became effective in March 2012; however, certain rules and procedures could be different than the ones in the United States. Therefore, in some cases it may be more difficult for minority shareholders to enforce their rights against us, our directors, or our strategic shareholders than it would be for minority shareholders of a U.S. company.

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

In order to conclude the acquisition of DCA in April 2015, we incurred significant amounts of debt as compared with our previous debt levels, which could adversely affect our capital structure and reduce available cash flow. Our outstanding consolidated indebtedness to banks, financial institutions and others was Ps.9.8 billion (approximately U.S.$477.6 million) as of December 31, 2016. This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise and maintain any such financing or impair our ability to take advantage of significant business opportunities that may arise. We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt or to fund our other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt on or before maturity, and we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

Despite 99% of the passenger traffic through the Montego Bay airport consisting of international passengers, the general condition and performance of the Jamaican economy, over which we have no control, may affect our business, financial condition or results of operations. Jamaica is a small, emerging market country, which has struggled with low growth and high public debt. Due to its size, indebtedness, reliance on exports to a small number of principal markets, such as the United States and Canada, and the concentration of its economic activity in its three principal industries of sugar production, bauxite mining and tourism, the Jamaican economy is highly susceptible to external shocks. Jamaica is also affected by social and security problems, including, among others, trafficking in drugs and high rates of violent crime, underemployment and youth unemployment. After having seen its poverty rate drop almost 20% over two decades, Jamaica saw it increase by 8% in a few years after the onset of the global economic crisis in 2008, according to the World Bank.

In 2013, the Jamaican government began a comprehensive economic reform program, for which it obtained a multilateral financial support package of approximately U.S.$2 billion over four years, including a U.S.$932 million credit facility from the International Monetary Fund and U.S.$510 million credit facilities from the World Bank Group and the Inter-American Development Bank. The program aims to stabilize the economy by reducing debt and improving the balance of payments position. A change in administration after the national elections in February 2016 brought further consolidation of government efforts with a dedicated Ministry of Economic Growth and Job Creation. The reform program is beginning to bear fruit, in that institutional reforms and measures to improve the environment for the private sector have started to restore confidence in the Jamaican economy. The country’s credit rating has improved and total government debt was reduced to 128 percent of GDP by the end of fiscal year 2016, according to the World Bank.

During the past three years economic growth rates have been steadily rising, and the World Bank forecasts GDP growth of 1.7% in 2016 and over 2% in 2017. However, growth remains lower than what is needed for reducing poverty, and the country continues to be confronted by serious social issues that predominantly affect youth, such as high levels of crime and violence and high unemployment. The Statistical Institute of Jamaica estimated the unemployment rate in Jamaica at 12.9% in July 2016. The unemployment rate for youth is considerably higher at 29.6%, and the average unemployment rate for women is almost double that for men: 16.9% versus 9.5%.

If Jamaican inflation or interest rates increase significantly or if the Jamaican economy is otherwise adversely impacted, our business, financial condition or results of operations could be adversely affected.

Political conditions in Jamaica could materially and adversely affect Jamaican economic policy or business conditions and, in turn, our operations in Jamaica.

National elections to determine which party forms the Jamaican government for the next five years were held in February 2016, which resulted in the Jamaica Labour Party (“JLP”) holding a majority of the seats in both houses of Parliament. The previous ruling party, the People’s National Party (“PNP”) advocated for the continued implementation of public policies and private partnerships to encourage infrastructure development in the tourism sector, including the expansion of the Montego Bay airport in partnership with the owner of its concession. Thus far, the change in ruling political parties in Jamaica has not led to significant modifications of the economic and regulatory policies pursued by the previous administration. Any adverse changes in legislation in the future could have a negative impact on our business, financial condition, performance of operations and cash flows. Shortly after its election victory, the newly-formed JLP Government increased the departure tax from U.S.$20 to U.S.$35 in an effort to fulfill shortfalls in the national budget. This increase could affect Jamaica’s competitive advantage and may affect future growth, however less than a year since the increase, there have been no negative effects on passenger traffic.

Our business in Jamaica is subject to substantial governmental regulation.

The Montego Bay airport concession is regulated principally by the AAJ, an agency of the Jamaican government, under the Airports Authority Act of 1974. In April 2003, the AAJ divested operational responsibility for the Montego Bay airport to MBJA under a Concession Agreement pursuant to which MBJA is responsible for the management of the day-to-day operations of the Montego Bay airport in keeping with specific performance criteria and prescribed international standards. The AAJ retains ownership of the non-movable assets of the airport. MBJA pays a concession fee to the Jamaican government and at the end of the contract will transfer the Montego Bay airport’s infrastructure and any moveable assets acquired during the period of the concession to the AAJ. Regular performance reviews and other contract administration oversight functions are conducted by the AAJ, as specified under the Concession Agreement. There can be no assurance that governmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. However, there are certain provisions within the Concession Agreement that offer some protection to MBJA in the event of adverse changes in Jamaican law. In certain instances, if there is an adverse change in Jamaican law resulting in an unavoidable net increase in costs or net reduction in revenues to MBJA, MBJA will be entitled (subject to the remaining provisions of Clause 22C of the Concession Agreement) to monetary compensation payable by AAJ. See “Item 4, Information on the Company – Regulatory Framework.”

High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.

The U.S. Department of State’s Jamaica 2016 Crime and Safety Report states that organized crime and other criminal elements are prevalent and extremely active in Jamaica, and advises U.S. citizens to avoid travelling into certain areas of Montego Bay. Jamaica is a transit point for South American cocaine en route to the United States, Canada and Europe, and is also the largest Caribbean producer and exporter of marijuana. Higher incidences of crime and drug trafficking-related violence in Jamaica could have an adverse effect on our business as it may decrease the international passenger traffic directed to Jamaica.

Government tax legislation in Jamaica may have an adverse effect on our financial condition and results of operations.

The Jamaican government has in recent years implemented various changes to the tax laws applicable to Jamaican companies. Except certain relief from withholding tax in relation to interest on commercial and shareholder’s loans to non-resident lenders and to dividends to non-resident shareholders, the terms of our concessions agreement do not exempt us from generally applicable Jamaican tax laws. Changes to tax laws and regulations in Jamaica could significantly increase our tax expense, which could have a material adverse impact on our results of operations.

Since 2013, the Jamaican government has introduced a number of new taxes and changes to existing tax legislation in an effort to reform taxation in Jamaica. Among other changes, the Jamaican government introduced a special consumption tax on fuel, increased the education tax rate, introduced transfer pricing rules, increased the personal income tax threshold, and introduced changes to general consumption tax legislation.

We cannot predict the impact that changes in law, if fully implemented and applied to us, will have on our business, financial condition and results of operations. In addition, we cannot predict the indirect impact that such legislation could have on our customers and shareholders.

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

Each of our Mexican concessions has a term of 50 years beginning on November 1, 1998. The term of each of our Mexican concessions may be extended by the SCT under certain circumstances for up to 50 additional years. Our wholly owned Spanish subsidiary, DCA, holds a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize the Montego Bay International Airport in Jamaica for a period of 30 years beginning on April 12, 2003 but includes no extension provision.

The address of our registered office is as set forth on the cover of this annual report on Form 20-F. Our telephone number is +52 (33) 3880-1100. Our U.S. agent is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

The following are AMP’s current shareholders:

•	Controladora Mexicana (“CMA”) owns 66.66% of AMP. Controladora Mexicana is a private company 50%-owned by Pal Aeropuertos, S.A. de C.V. and 50%-owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. Pal Aeropuertos, S.A. de C.V. is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo and Promotora Aeronáutica del Pacífico, S.A. de C.V. is a Mexican special purpose vehicle owned by Laura Díez Barroso Azcárraga and her spouse, Carlos Laviada Ocejo. Mr. Sánchez, Mrs. Díez Barroso and Mr. Laviada are Mexican investors with substantial business interests in a variety of industries, including real estate. Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, which require our strategic shareholder to have, among other characteristics, an “operating” partner and a “Mexican” partner (each a “key partner”), Controladora Mexicana is one of AMP’s two key partners, acting as its designated “Mexican” partner.

•	Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns 33.33% of AMP. Aena Internacional is a wholly-owned subsidiary of Aena, S.A. (“Aena”), parent company of the Spanish economic group Grupo AENA. Aena is a listed company with 51% of its shares currently held by E.P.E. Enaire, a Spanish government corporation, and the remaining 49% currently traded on the Spanish stock exchange. Aena operates 46 airports and two heliports in Spain and is one of the largest airport operators in the world. Pursuant to the privatization guidelines described above, Aena Internacional is one of AMP’s two key partners, acting as its designated “operating” partner. In addition to its investment in AMP, Aena Internacional also owns 51.0% of London Luton Airport Holding III Limited, a British airport company that owns the airport company concessionaire of the London Luton Airport in the United Kingdom, as well as relevant stakes in two other airport concession companies in Latin America.

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

In 2014, 2015 and 2016, the technical assistance fee amounted to Ps.194.2 million, Ps.234.9 million and Ps.301.8 million, respectively. Since January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$4.0 million, adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. CPI), or 5% of our annual consolidated income from operations from our Mexican airports (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

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

AMP’s Rights and Obligations under Our Bylaws

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three of the members of our Operating

Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). According to Mexican and U.S. independence standards, the members of our Audit Committee must be independent. Pursuant to our bylaws, AMP (as holder of our Series BB shares) also has the right to veto certain actions requiring approval by our shareholders (including the payment of dividends, the amendment of our bylaws and any decision that has the objective of modifying or annulling its right to appoint our top-level executive officers). In addition, shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at the AMP shareholders’ meetings and ultimately at our shareholders’ meetings. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholder.”

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

The table below sets forth our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our Mexican airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2014, 2015 and 2016, our investments allocated but unpaid totaled Ps.86.4 million, Ps.221.2 million and Ps.441.5 million, respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2014		2015		2016
	(thousands of pesos)
Guadalajara	Ps.	248,496	Ps.	209,230	Ps.	549,588
Tijuana		106,189		186,566		422,522
Los Cabos		111,345		158,105		206,013
Puerto Vallarta		38,679		108,518		92,190
Hermosillo		20,648		74,606		132,119
Guanajuato		11,448		58,406		103,143
La Paz		46,945		32,788		52,471
Mexicali		8,909		43,220		48,700
Aguascalientes		8,504		59,692		52,671
Morelia		1,726		134,979		86,879
Los Mochis		3,852		31,622		16,684
Manzanillo		6,508		28,689		20,109
Other(1)		7,017		1,961		28,713

Total	Ps.	620,266	Ps.	1,128,382	Ps.	1,811,802

(1)	Includes SIAP, CORSA, PCP and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2014		2015		2016
	(thousands of pesos)
Terminals	Ps.	285,016	Ps.	476,369	Ps.	792,939
Runways and aprons		256,537		232,924		720,416
Machinery and equipment		62,387		411,153		235,650
Other		16,326		7,936		62,797

Total	Ps.	620,266	Ps.	1,128,382	Ps.	1,811,802

During 2014, 2015 and 2016, 17.2%, 0.2% and 3.9%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded by bank loans and long-term debt securities issued on the Mexican capital markets (Certificados Bursátiles de Largo Plazo). We expect to continue funding the most significant portion of our capital expenditures in the future with new debt issuances on the Mexican capital markets; however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures from 2014, 2015 and 2016 were allocated to the following types of investments at the majority of our Mexican airports:

•	Terminals. During 2016, we continued our terminal expansion projects in our Guadalajara and Hermosillo airports and began building improvement projects in our Puerto Vallarta, Tijuana, Guanajuato and Mexicali airports. These construction projects are expected to conclude by 2018. We also completed an expansion of the international departures lounge within Terminal 2 of our Guadalajara airport. During 2015, we began terminal expansion construction in our Guadalajara airport and building improvement projects in our Los Cabos and Tijuana airports. During 2014, we completed an expansion of the international departures area in our Guadalajara airport, including new boarding gates and expanded immigration areas, and the construction of the cross-border bridge in our Tijuana airport.

•	Runways and aprons. During 2016, we completed the runway renovation at our Tijuana and Hermosillo airports, a new taxiway at our Guanajuato airport, and improvements to the taxiway at our Tijuana and Puerto Vallarta airports. We also performed expansions and improvements to aprons at our Guadalajara, Tijuana, Hermosillo, Puerto Vallarta and Los Cabos airports. During 2015, we completed the runway renovation in our Morelia airport and improved the runways and aprons in our Los Cabos and Tijuana airports. During 2014, we completed an expansion of the aircraft parking platforms in our Guadalajara, Hermosillo and Los Cabos airports, including 20 new aircraft parking positions at Guadalajara International Airport.

•	Machinery and equipment. During 2016, we invested in machinery and equipment, such as airport buses, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, passenger walkways, air conditioning equipment, equipment for inspecting checked baggage and public information systems. Also, we began the expansion of the baggage handling system in our Guadalajara and Los Cabos airports. During 2015, we invested in machinery and equipment, such as 17 fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, passenger walkways, air conditioning equipment, equipment for inspecting checked baggage and public information systems. During 2014, we paid Ps.8.2 million for upgrades to baggage screening equipment using funds placed in a trust for this purpose in 2009. For more information on equipment screening, see “Item 4, Information on the Company – Business Overview – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

•	Other. We continued improving our sewage treatment plants and recycled water systems at several of our airports, improved our drainage systems, and installed underground electric wiring systems at several of our airports.

The following table sets forth our estimated committed investments for each airport for 2015 through 2019 under our Master Development Programs. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Mexican Airport (2015-2019)

	Year ended December 31,
	2015		2016		2017		2018		2019
	(thousands of constant pesos as of December 31, 2012)(1)
Guadalajara	Ps.	230,477	Ps.	645,884	Ps.	315,342	Ps.	136,365	Ps.	30,892
Tijuana		404,850		319,645		231,635		147,700		17,215
Los Cabos		183,833		186,421		235,653		252,845		176,369
Puerto Vallarta		104,725		162,204		69,700		13,477		10,456
Hermosillo		88,508		187,245		102,870		4,730		2,770
Guanajuato		65,333		101,453		60,484		40,160		2,270
La Paz		43,670		35,319		30,048		62,002		14,914
Mexicali		40,747		49,012		66,300		30,410		900
Aguascalientes		64,770		79,512		8,503		19,603		18,376
Morelia		124,974		41,557		11,899		18,355		19,450
Los Mochis		31,085		20,556		12,741		17,760		3,780
Manzanillo		29,261		13,761		12,509		15,930		9,400

Total	Ps.	1,412,233	Ps.	1,842,569	Ps.	1,157,684	Ps.	759,337	Ps.	306,792

(1)	Figures expressed in thousands of constant pesos as of December 31, 2012. These amounts are based on investment commitments approved by the SCT. Because the amounts are expressed in constant pesos as of December 31, 2012, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Programs then in effect.

The following table sets forth our estimated committed investments for 2015 through 2019 by type of investment:

Estimated Committed Investments by Type (2015-2019)

	Year ended December 31,
	2015		2016		2017		2018		2019
	(thousands of constant pesos as of December 31, 2012)(1)
Terminals	Ps.	437,486	Ps.	631,606	Ps.	435,521	Ps.	293,360	Ps.	163,466
Runways and aprons		347,402		804,888		473,423		362,699		91,492
Machinery and equipment		490,060		161,425		71,854		50,777		28,060
Other		137,285		244,650		176,886		52,501		23,774

Total	Ps.	1,412,233	Ps.	1,842,569	Ps.	1,157,684	Ps.	759,337	Ps.	306,792

(1)	Figures expressed in thousands of constant pesos as of December 31, 2012. These amounts are based on investment commitments approved by the SCT. Because the amounts are expressed in constant pesos as of December 31, 2012, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Programs then in effect.

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

We allocated a majority of our investments for the 2010-2014 period to expanding and remodeling our four largest airports: the Guadalajara, Puerto Vallarta, Tijuana and Los Cabos international airports. For the 2015-2019 period, the allocation will be mainly to six airports: Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato, representing 82.7% of the total amounts allocated under our Master Development Programs. We expect to finance most of the committed investments under our Master Development Programs for the 2015-2019 period primarily through the debt market in Mexico, subject to market conditions and cash from our operations. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

Acquisition of DCA

On April 20, 2015, we completed a transaction with Abertis for the acquisition of 100% of the shares of DCA for a total of U.S.$192.0 million. We financed 100% of the acquisition of DCA via bridge loans with external sources provided by Scotiabank and BBVA Bancomer. On September 24, 2015, we signed two new long-term loan agreements, also with Scotiabank and BBVA Bancomer, for the refinancing of the bridge loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

DCA Assets

DCA has a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize Montego Bay International Airport in Jamaica. Vantage Airport Group Limited (“Vantage”), a Canadian joint venture that operates Vancouver International Airport, owns the remaining 25.5% stake in MBJA. The Montego Bay airport is Jamaica’s main airport, located in the city of Montego Bay, in the center of the tourist corridor between Negril and Ocho Rios, where 90% of the island’s hotel capacity is located. See “Item 3, Key Information – Risk Factors – Risks Related to Jamaica.” Based on our and Vantage’s experience in the airport sector, we believe that this cooperation will strengthen MBJA, benefitting it in terms of both operations and profitability.

DCA also held a 14.77% stake in SCL, the operator of the international terminal in Santiago de Chile until September 30, 2015. Upon expiration of the concession to operate the Santiago de Chile airport, those assets were immediately returned to the Chilean government and the new operator. Pursuant to the concession agreement, there is a one-year period after delivery of the concession assets during which the concessionaire remains responsible for any latent defects in those assets. After this period and a subsequent one-year period, SCL shall be liquidated in accordance with Chilean corporate and tax regulations. During 2016, we received dividend and capital repayments for Ps.58.9 million. During 2017, we expect to recover approximately Ps.26.0 million through dividends and capital repayments from SCL.

MBJA

On April 3, 2003, MBJA entered into a concession agreement with the AAJ pursuant to which the AAJ granted MBJA the right and obligation to rehabilitate, develop, operate and maintain Montego Bay International Airport for 30 years from April 12, 2003 (the “Concession Agreement”). MBJA, as the approved airport operator, is thereby permitted to undertake the functions of the AAJ with respect to the Montego Bay airport and required to provide the airport services set out therein at the Montego Bay airport. The Concession Agreement is governed by Jamaican law and MBJA cannot assign its rights or obligations under the agreement except with the prior written consent of the AAJ. Under the terms of the Concession Agreement, MBJA also has certain other obligations to make capital investments. See “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession.”

MBJA uses the U.S. dollar as its functional currency, and its financial statements are prepared in accordance with IFRS. As a result, consolidation of MBJA’s financial statements with GAP’s financial statements did not require any substantial accounting changes. However, as a result of our acquisition of DCA in April 2015, our selected consolidated financial and operating data for the fiscal year ended December 31, 2015 includes the consolidation of DCA’s financial and operating data from April 1, 2015. Therefore, financial and operating data for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating data for prior or subsequent fiscal years.

MBJA made capital investments of U.S.$0.7 million in 2015 and U.S.$2.42 million in 2016. These capital investments have been earmarked for the expansion of terminals, aprons and equipment at the Montego Bay airport. Estimated committed investments in the current Capital Development Program from April 2015 through December 2019 are U.S.$37.9 million. These investment commitments are expected to be funded by cash flows from operations, however, MBJA may seek financing, subject to AAJ approval, if favorable terms are available. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”

At their annual general meeting on June 30, 2015, MBJA’s shareholders approved a dividend payment of U.S.$26.0 million to be distributed pro rata amongst the shareholders. Accordingly, on September 17, 2015, MBJA paid dividends of approximately U.S.$19.4 million to DCA. No dividend payments were made to DCA by MBJA in 2016.

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate twelve international airports in Mexico and one international airport in Jamaica.

Mexican Operations

Our twelve Mexican airports serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations (Puerto Vallarta, Los Cabos, La Paz and Manzanillo), and a number of mid-sized cities (Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis). Our Mexican airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 31.1 million according to the 2015 national census data from INEGI. All of our Mexican airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Our Mexican airports handled approximately 24.7 million, 27.6 million and 32.6 million terminal passengers in 2014, 2015 and 2016, respectively, which we believe places us among the largest private airport operators in the Americas. As of December 31, 2016, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the SCT. According to the SCT’s figures, our commercial aviation passenger traffic accounted for approximately 24.3%, 23.9% and 25.5% of all arriving and departing commercial aviation passengers in Mexico in 2014, 2015 and 2016, respectively. In 2016, our Mexican airports recorded total revenues of Ps.9.5 billion, of which Ps.7.8 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps.1.7 billion corresponds to the improvements to concession assets.

Our Mexican airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2016, ranked as the second busiest international route in Mexico by total number of passengers according to the Mexican Directorate General of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2016, according to the Mexican Directorate General of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and fifth, respectively, among the busiest domestic routes in Mexico in 2016, according to the Mexican Directorate General of Civil Aviation.

Mexico and the United States are party to a bilateral aviation agreement that was last amended on December 18, 2015. This amendment, which went into force on August 21, 2016, provides for an increase in airlines servicing existing routes between Mexico and the United States, as well as the addition of new routes and an increase in the frequency of flights on existing routes. The agreement also grants Mexican airlines the ability to further penetrate international markets. We believe that our business has benefited from and will continue to benefit from this amendment as a result of increased service to Mexican airports by U.S. airlines.

Principal Mexican Airports by Passenger Traffic (2016)

Commercial Aviation Passengers(1)
(thousands)
Mexico City	41,408
Cancun	21,416
Guadalajara*	11,363
Monterrey	9,179
Tijuana*	6,319
Los Cabos*	4,089
Puerto Vallarta*	3,990
Merida	1,945
Culiacan	1,727
Guanajuato*	1,693

Source: SCT and Company data.

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved further south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2016, our Guadalajara and Tijuana airports were Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic, according to the SCT. In 2014, 2015 and 2016, our Guadalajara and Tijuana airports together represented approximately 53.1%, 53.1% and 54.3% of our Mexican airports’ terminal passenger traffic and 46.7%, 48.3% and 50.0% of our Mexican airports’ total revenues (in 2014, 2015 and 2016, they represented 49.2%, 48.3% and 49.1% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top fifteen countries worldwide in terms of foreign visitors, ranking ninth with approximately 35 million international tourists in 2016, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural sites, which are served by numerous hotels and resorts. Four of our airports, the Los Cabos, Puerto Vallarta, La Paz and Manzanillo airports, serve popular Mexican tourist destinations. Of these tourist destinations, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos constituting Mexico’s third most popular international tourist destination and Puerto Vallarta the fourth, in terms of visitors in 2016, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). The Los Cabos and Puerto Vallarta airports attracted approximately 4.2 million and 4.1 million terminal passengers, respectively, in 2016. In 2014, 2015 and 2016, our Los Cabos and Puerto Vallarta airports together represented 25.9%, 26.2% and 25.5% of our Mexican airports’ terminal passengers and 30.2%, 31.3% and 30.1% of our Mexican airports’ total revenues (31.9%, 33.0% and 32.7% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals, where specialized, full service operations are offered to general aviation aircraft, including refueling, cleaning and catering.

The remaining six Mexican airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2014, 2015 and 2016, these six airports serving mid-sized cities accounted for approximately 17.4%, 17.5% and 17.0% of our Mexican airports’ terminal passenger traffic and 14.8%, 17.4% and 17.0% of our Mexican airports’ total revenues (15.6%, 15.9% and 15.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Of these six airports, Guanajuato has the greatest passenger traffic volume. In 2014, 2015 and 2016, Guanajuato accounted for approximately 4.9%, 5.4% and 5.2% of our Mexican airports’ terminal passenger traffic and 4.8%, 5.3% and 5.3% of our Mexican airports’ total revenues (5.0%, 5.5% and 5.2% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican Operations

Montego Bay International Airport is a full-service international passenger airport, with additional FBO and cargo operations driven by agricultural exports from the island, serving as the primary gateway for international air travel to Jamaica, a major international tourist destination and growing tourism market. In 2016, it was the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. Located in the town of Montego Bay, which is in the geographical center of the tourist corridor between the coastal resort areas of Negril and Ocho Rios where, according to the Jamaican Tourist Board, 90.3% of the island’s hotel capacity is located, the Montego Bay airport facilitates the transit of more than 71% of the tourists arriving on the island. In 2016, 3.9 million terminal passengers travelled through the Montego Bay airport, a 4.3% increase over the previous year, of which 99.5% were international passengers. Of the total passengers in 2016, 68.6% came from the United States, 17.1% came from Canada and 12.5% came from Europe.

In the period from April 1, 2015 (when we began to consolidate MBJA’s financial and operating information) to December 31, 2015, the Montego Bay airport served 2.7 million terminal passengers. During that period, MBJA’s total revenues amounted to Ps.995.7 million, of which Ps.731.6 million were from aeronautical revenues and Ps.264.1 million were from non-aeronautical revenues. In 2016, Montego Bay International Airport served

3.9 million terminal passengers. During that period, MBJA’s total revenues amounted to Ps.1.6 billion, of which Ps.1.2 billion were from aeronautical revenues, Ps.438.6 million were from non-aeronautical revenues and Ps.14.3 million correspond to improvements to concession assets.

Our Sources of Revenues

All revenue amounts in this “Business Overview” section include revenues from improvements to concession assets; however, in some cases we include discussion surrounding only aeronautical and non-aeronautical revenues or the sum of both. See the introduction to “Item 3, Key Information – Selected Financial Data,” for a discussion of the reasons for using aeronautical and non-aeronautical revenues for certain comparisons. We specifically state when either aeronautical or non-aeronautical revenues are being used. Because aeronautical and non-aeronautical revenues are derived from our business operations, we believe these figures may in some cases be more useful for readers because those revenues stem from the key drivers of our business: passenger traffic and our maximum rates.

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2014, 2015 and 2016, aeronautical services revenues represented approximately 70.8%, 66.8% and 63.4%, respectively, of our total revenues (in 2014, 2015 and 2016, aeronautical services represented 74.6%, 74.6% and 74.6%, respectively, of the sum of aeronautical and non-aeronautical revenues). Our aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

In Mexico, all of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. See “– Regulatory Framework – Mexican Aeronautical Services Regulation.”

In Jamaica, MBJA’s revenues from passenger charges, aircraft landing and parking charges, airport security charges and passenger walkway charges are regulated by the JCAA, revenues from car parking charges are set by the MTM and revenues from leasing of space to airlines, complementary services, cargo handling and ground transportation are unregulated. See “– Regulatory Framework – Jamaican Aeronautical Services Regulation.”

Passenger Charges

Passenger Charges in Mexico

In Mexico, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transit and transfer passengers, if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport). We do not collect passenger charges from arriving passengers. Passenger charges are included in the cost of a passenger’s ticket, and we issue invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

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

Under passenger charges collection agreements negotiated with our airline customers, which took effect as of November 1, 2009, airlines requesting payment period extensions are obligated to: (i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, it must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than seven days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2014, 2015 and 2016, under the passenger charges collection agreements, we received payments within an average period of 60, 43 and 53 days, respectively.

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

At our Mexican airports in 2014, 2015 and 2016, passenger charges represented approximately 85.9% (domestic passenger charges represented 46.4% and international passenger charges represented 39.4%), 86.7% (domestic passenger charges represented 44.3% and international passenger charges represented 42.4%) and 86.2% (domestic passenger charges represented 43.5% and international passenger charges represented 42.8%), respectively, of our aeronautical services revenues and approximately 60.8% (domestic passenger charges represented 32.9% and international passenger charges represented 27.9%), 57.2% (domestic passenger charges represented 29.2% and international passenger charges represented 28.0%) and 53.4% (domestic passenger charges represented 26.9% and international passenger charges represented 26.5%), respectively, of our total revenues. In 2014, 2015 and 2016, passenger charges represented 64.1% (domestic passenger charges represented 34.6% and international passenger charges represented 29.4%), 64.8% (domestic passenger charges represented 33.1% and international passenger charges represented 31.7%) and 64.7% (domestic passenger charges represented 32.6% and international passenger charges represented 32.1%), respectively, of the sum of aeronautical and non-aeronautical revenues.

Between November 2015 and January 2016, we published new rates for passenger charges and other specific tariffs, which did not change materially compared to 2014. In June 2016, we published new passenger charges for all of our Mexican airports and passenger walkway charges for five of our airports (Guanajuato, Guadalajara, Puerto Vallarta, Los Cabos and Tijuana). These new rates for passenger charges and other specific tariffs did not change materially compared to 2015 because charges are capped by the Maximum Tariff corresponding to each airport in its Master Development Program for the period.

Passenger Charges in Jamaica

MBJA collects a passenger charge for each departing passenger on an aircraft (other than infants and transit and transfer passengers). MBJA does not collect passenger charges from arriving passengers. Passenger charges are included in the cost of a passenger’s ticket, and MBJA issues invoices for those charges to each airline on a weekly basis and records an account receivable for the invoice corresponding to a flight during the actual month of the flight. Passenger charges are invoiced in U.S. dollars for all airlines.

In the period from April 1 to December 31, 2015, passenger charges represented 57.0% of MBJA’s aeronautical revenues and 41.9% of MBJA’s total revenues. In 2016, passenger charges represented 60.0% of MBJA’s aeronautical revenues and 43.2% of MBJA’s total revenues.

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

In 2014, 2015 and 2016, aircraft landing charges represented approximately 4.6%, 4.6% and 6.8%, respectively, of our Mexican airports’ aeronautical revenues and 3.2%, 3.0% and 4.2%, respectively, of our Mexican airports’ total revenues (in 2014, 2015 and 2016, aircraft landing charges represented 3.4%, 3.4% and 5.1%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

In Jamaica, MBJA collects landing charges from aircraft operators for landing at the airport. These landing charges are included in the list of charges regulated by the JCAA. Landing charges are paid by each aircraft operator based on each landing aircraft’s maximum takeoff weight and the origin, destination and purpose of the flight.

In the period from April 1 to December 31, 2015, aircraft landing charges represented 9.7% of MBJA’s aeronautical revenues and 7.1% of MBJA’s total revenues. In 2016, aircraft landing charges represented 10.1% of MBJA’s aeronautical revenues and 7.2% of MBJA’s total revenues.

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

During 2014, 2015 and 2016, these charges represented 4.2%, 3.6% and 1.9%, respectively, of our Mexican airports’ aeronautical revenues and 3.0%, 2.4% and 1.2%, respectively, of our Mexican airports’ total revenues (in 2014, 2015 and 2016, aircraft parking charges represented 3.1%, 2.7% and 1.4%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

In the period from April 1 to December 31, 2015, aircraft parking charges represented 0.1% of MBJA’s aeronautical revenues and 0.1% of MBJA’s total revenues. In 2016, aircraft parking charges represented 0.1% of MBJA’s aeronautical revenues and 0.1% of MBJA’s total revenues.

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

The DGAC and the Ministry of Public Security (Secretaría de Seguridad Pública) issue guidelines for airport security in Mexico. In response to the September 11, 2001 terrorist attacks in the United States, we took additional steps to increase security at our airports. At the request of the U.S. Federal Aviation Authority, the Mexican civil aviation authority issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were implemented immediately and for an indefinite period of time.

Additional regulations were issued by the DGAC in 2011 established rules and procedures for the inspection of carry-on baggage. See “– Non-Aeronautical Services – Recovery of Costs from Checked Baggage Screening at our Mexican Airports” in this section. To fulfill these requirements, we improved our security by providing new training and operating procedures, adding new equipment and security personnel, most of them from third-party providers, in addition to increasing our coordination with other airports and airlines. However, as security is a primary concern in our industry, the possibility of new threats may require frequent updates to the security measures at our airports.

In 2014, 2015 and 2016, these charges represented approximately 1.3%, 1.3% and 1.2%, respectively, of our Mexican airports’ aeronautical services revenues and approximately 0.9%, 0.8% and 0.7%, respectively, of our Mexican airports’ total revenues. In 2014, 2015 and 2016 security charges represented 1.0%, 0.9% and 0.9% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

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

In the period from April 1 to December 31, 2015, airport security charges represented 7.4% of MBJA’s aeronautical revenues and 5.5% of MBJA’s total revenues. In 2016, airport security charges represented 7.8% of MBJA’s aeronautical revenues and 5.7% of MBJA’s total revenues.

Passenger Walkway Charges

Passenger Walkway Charges in Mexico

In Mexico, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via airport buses and other vehicles. Charges for use of passenger walkways are based on each unit or service rendered, which are limited to a period of 30 minutes each, but charges for the transportation of customers between terminals and aircraft via airport buses and other vehicles are determined based on the number of trips taken between the terminal and the aircraft.

Passenger walkways are only available at our Guadalajara, Tijuana, Los Cabos, Puerto Vallarta and Guanajuato airports. Beginning in November 2012, we transferred the operation of our passenger walkways and our airport buses, which had previously been provided by us, to an independent third party, which also maintains relationships with the airlines for their use of this equipment. Therefore, as of November 2012, we receive only recovery of cost revenues associated with the energy usage of the walkways and a per-unit fee for the use of the walkways.

During 2014, passenger walkway revenues equaled Ps.2.9 million, or 0.1% of our Mexican airports’ total revenues (0.1% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2015, passenger walkway revenues equaled Ps.2.7 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2016, passenger walkway revenues equaled Ps.3.7 million, or 0.04% of our Mexican airports’ total revenues (0.05% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger Walkway Charges in Jamaica

In Jamaica, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway or loading bridge, which are included in the list of charges regulated by the JCAA. Each airline is billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter.

In the period from April 1 to December 31, 2015, passenger walkway charges represented 2.5% of MBJA’s aeronautical revenues and 1.8% of MBJA’s total revenues. In 2016, passenger walkway charges represented 2.7% of MBJA’s aeronautical revenues and 1.9% of MBJA’s total revenues.

Leasing of Space to Airlines

Leasing of Space to Airlines in Mexico

In addition, we receive regulated revenues from leasing space in our Mexican airports to airlines as needed for their operations, such as the leasing of ticket counters, monitors and back offices.

In 2014, 2015 and 2016, leasing of space to airlines represented approximately 2.4%, 2.1% and 2.1%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.7%, 1.4% and 1.3%, respectively, of our Mexican airports’ total revenues (in 2014, 2015 and 2016, revenues from leasing of space to airlines represented 1.8%, 1.5% and 1.6%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Leasing of Space to Airlines in Jamaica

MBJA receives revenues from leasing land and space, such as back offices and ticket offices, storage, vehicle and aircraft maintenance areas and ground handling equipment space. Land and space leasing is not considered a regulated activity by the JCAA.

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

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there are no third parties providing such services. For example, Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group) and Aveespress, S.A. de C.V. currently provide the majority of the baggage handling services at our Mexican airports. If the third parties currently providing these services ceased to do so, we would be required to provide these services or find other third parties to provide such services.

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

We currently maintain contracts with 44 companies that provide the majority of these complementary services at our twelve Mexican airports. In 2014, 2015 and 2016, revenues from complementary service fees represented approximately 1.5%, 1.7% and 1.8%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.1%, 1.1%, 1.0% respectively of our Mexican airports’ total revenues (in 2014, 2015 and 2016, revenues from complementary service fees represented 1.1%, 1.3% and 1.3%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Complementary Services in Jamaica

In Jamaica, MBJA earns revenues from charging access and other fees to third-party providers of refueling, inflight catering, ground handling and FBO services. Refueling services are provided by a consortium of three companies: Total, GB Energy and Jamaica Aircraft Refueling Services. This consortium leases land from MBJA on which they constructed an aviation fuel storage facility and each operator pays MBJA a fuel concession fee based on the number of gallons of fuel sold through the airport’s fueling system. Inflight catering is provided by Goddard Catering through an exclusive contract inherited from the AAJ. The three ground handling services companies operating at the Montego Bay airport, AJAS, Jamaica Dispatch and Eulen America, pay a fee per aircraft and cargo handled as well as for each ramp vehicle permit. IAM JetCentre is the licensed operator for provision of FBO services at the Montego Bay airport. MBJA is not required by law to provide complementary services, even if a third party is not providing such services at the Montego Bay airport.

In the period from April 1 to December 31, 2015, revenues from complementary service fees represented 23.3% of MBJA’s aeronautical revenues and 17.1% of MBJA’s total revenues. In 2016, revenues from complementary service fees represented 19.4% of MBJA’s aeronautical revenues and 14.1% of MBJA’s total revenues.

Cargo Handling

Cargo Handling in Mexico

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

In 2014, 2015 and 2016, our Mexican airports handled approximately 183.3 thousand, 178.4 thousand and 193.2 thousand metric tons of cargo, respectively. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 77.8%, 76.4% and 78.2% of the cargo handled by our Mexican airports in 2014, 2015 and 2016, respectively.

Cargo Handling in Jamaica

The majority of cargo to the Montego Bay airport is belly cargo, or cargo carried on passenger aircraft; there are only two dedicated cargo carriers at the Montego Bay airport, both of which use small aircraft. There are no significant revenues from cargo handling at the Montego Bay airport.

In the period from April 1 to December 31, 2015, the Montego Bay airport handled approximately 4.8 thousand metric tons of cargo. In 2016, the Montego Bay airport handled approximately 6.9 thousand metric tons of cargo.

Ground Transportation

Permanent Ground Transportation in Mexico

In Mexico, we receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airports’ premises. Our revenues from providers of ground transportation services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis and buses, are subject to price regulation. Taxi rates to passengers are also subject to regulation.

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services, although the contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services has increased in recent years from 24.5% in 2014 to 25.3% in 2015 and

25.4% in 2016. We estimate that this contribution will continue to increase because we continue to expand commercial spaces inside and outside our terminals and develop new commercial strategies. The expansion of businesses operated directly by us will continue, including conversion from static to digital signage for advertising and opening of more VIP lounges and convenience stores in our airports. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

We currently have the following types of commercial activities in each of our airports:

•	Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. Examples of these first class/VIP lounges operated by third parties include the Banamex Salon Beyond in our Guadalajara airport and Aeroméxico’s Club Premier in our Guadalajara and Tijuana airports, in addition to Aeromar’s Club Diamante in our Manzanillo airport.

•	Retail stores. In recent years, we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Guanajuato, Tijuana, Manzanillo, Morelia, La Paz and Montego Bay airports. In 2016, we solicited bids for the development of new commercial areas in Terminal 2 of the Los Cabos airport, and we put into operation all of the commercial areas in Terminal 1 of the Los Cabos airport.

•	Food and beverage services. In recent years, we have completed “clean up” projects with respect to our restaurant and bar leases, allowing us to introduce several providers with more brand recognition likely to increase consumer traffic in our commercial areas. For example, we changed the food and beverage operator in the Guanajuato airport to Mera Corporation.

•	Car rentals. In 2016 we solicited bids for the rent-a-car modules in Terminal 2 of the Los Cabos airport and in the arrivals area at the Puerto Vallarta airport, improving revenues by 48.0% and 37.0%, respectively.

•	Timeshare marketing and sales. We receive revenues from timeshare developers to whom we rent space in our Mexican airports for the purpose of marketing and sales of timeshare units.

•	Duty-free stores. We currently have duty-free stores at four of our twelve Mexican airports, located at Los Cabos, Puerto Vallarta, Guanajuato and Guadalajara and at our Montego Bay airport, where we have a greater number of international passengers. All of the duty-free stores located in our airports are now operated on leases under which rent is structured primarily as a royalty based on tenants’ revenues, subject to minimum fixed amounts related to square footage. Because the duty-free stores are located at the entrance to the airport’s commercial area, our strategy with regards to the duty-free stores is to optimize passengers’ ability to quickly and easily find desired products and complete their purchase with a high level of service that encourages passengers to shop more. In 2017, we plan to open a new duty-free store in the Tijuana airport.

•	Communications. We have consolidated all telephone and internet service at our Mexican airports with one provider. We charge the provider a fixed monthly rent in exchange for allowing the provider to install their communications infrastructure in our airports. In 2016, we renewed our contracts with this provider for two years, improving the rents that we obtain by 57.2% as compared to the previous agreement. In Jamaica, two communication companies, Digicel and Flow, provide cellular and fixed line telephone services at our Montego Bay airport. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers. All of our airports offer wireless internet service.

•	Financial services. In recent years, we have expanded and modernized the spaces we lease to financial services providers, such as currency exchange bureaus, and have additionally improved our contracts with several of the financial services providers at our airports to reflect a percentage of the revenues recorded by those providers rather than fixed yearly fees.

•	Ground transportation. Under applicable Mexican law, our revenues from providers of ground transportation services deemed “non-permanent,” such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. In 2014, 2015 and 2016, non-aeronautical ground transportation access fees represented 4.7%, 5.5% and 5.5% of aeronautical revenues at our Mexican airports, respectively. Income from ground transportation increased by 13.9% in 2016 to Ps.98.2 million, compared to Ps.86.2 million in 2015. In 2015, income from ground transportation increased by 37.0% to Ps.86.2 million, compared to Ps.62.9 million in 2014. In Jamaica, MBJA receives revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on the Montego Bay airport’s premises. Ground transportation operators pay monthly fees for each vehicle operated on the airport’s premises and for any commercial space used in the airport. Ground transportation access fees charged to taxis and buses are not regulated and are set by MBJA. In the period from April 1 to December 31, 2015, ground transportation access fees represented 0.6% of MBJA’s total revenues. In 2016, ground transportation access fees represented 0.7% of MBJA’s total revenues.

We currently operate the following commercial lines directly:

•	Parking facilities. We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at Guadalajara International Airport and Tijuana International Airport, which together represented 66.9% of our total revenues from car parking services in 2016, and represented 20.5% of our non-aeronautical revenues from those airports. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, in Mexico, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking at certain airports. In Jamaica, car parking facility fees are set by the MTM, however, MBJA has lobbied and continues to press the Jamaican Government to allow car parking fees to be freely set at commercial rates.

•

Advertising. Since May 2011, we have been directly operating the advertising at all of our Mexican airports. Increased domestic and international traffic in our Mexican airports makes third-party investment in advertising media more attractive. The new Cross Border Express, or “CBX,” was also an important factor for the growth of advertising revenues in Tijuana, which experienced increased traffic as a result. Similarly, the Guanajuato airport continued to grow due to the investment of car manufacturers in the area, making the airport much more attractive for advertising. Overall, the increase in passenger volume and improvement in spending power of users in all of our Mexican airports is expected to lead to an increase in sales of advertisements in our airports to international brands. Our revenues from advertising increased 37.1% from 2015 to 2016, despite the temporary negative impact of several remodeling projects on advertising space availability in our Puerto Vallarta, Hermosillo, Guadalajara, La Paz and Tijuana airports. We believe the demand for advertising will continue to grow in our airports. In 2017, new advertising media, such as backlit advertising signs and additional spaces for billboards and posters, will be introduced in the Guadalajara, Hermosillo, La Paz, Puerto Vallarta and Los Cabos airports, for which we will implement an appropriate sales plan. In Jamaica, MBJA has recently renewed the contract for the advertising concession at the Montego Bay airport, which will continue to be operated directly by a third-party concessionaire, Clear Channel Airports.

•	VIP Lounges. We began operating our first VIP Lounge at Los Cabos airport’s Terminal 1 in 2011. By the end of 2016, we operated nine lounges in seven Mexican airports: two in our Guadalajara airport (including both domestic and international lounges), two in our Los Cabos airport (Terminal 1 and Terminal 2) and one in each of our Puerto Vallarta, Hermosillo, Tijuana, Aguascalientes and Guanajuato airports. In 2016 the domestic VIP Lounge at Guadalajara’s East Terminal was named the Priority Pass Latin America & Caribbean Region Lounge of the Year, placing this lounge among the 14 best of the Priority Pass program, which includes over 1,000 lounges worldwide. In 2016, we hosted over 381 thousand users in the VIP lounges in our Mexican airports, an increase of 62.6% from 2015. In 2017, we will open 3 new lounges: two in Puerto Vallarta and one in our Hermosillo airport. In Jamaica, a third party operates the sole common use lounge in the arrivals and departures areas, and there are five lounges operated by hotels in the arrivals area.

•	Convenience stores. In April 2012, we began operating certain airport convenience stores directly. Due to strong performance, we opened a total of 21 convenience stores across our Mexican airports. In October 2016, we franchised 14 of our Aeromarket stores to Grupo Areas, from which we now receive both a fixed payment and a variable sales-based monthly payment, in addition to a sales-based royalty. This strategic change maintained the same level of profitability over a smaller revenue base, achieving greater operational efficiency. As of December 31, 2016, we continued to operate directly seven convenience stores.

Domestic Passengers in Mexico

Domestic passengers represented approximately 65.5%, 65.4% and 67.3% of our Mexican terminal passenger traffic in 2014, 2015 and 2016, respectively. In addition, we estimate that a significant minority of our international passengers in Mexico are lower-income Mexicans traveling to or from the United States. Based on surveys and studies conducted during 2012 and 2013 at our Guadalajara airport to better understand the consumption habits of our passengers, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers do. However, in order to increase the consumer spending of this demographic, we have been increasing the brand recognition of commercial spaces and the products they offer, which, based on the surveys and studies we have conducted, we believe is likely to contribute to increased consumption among our domestic passengers and our Mexican international passengers. Partly as a result of the implementation of these strategies, consumer spending per passenger in our Mexican airports increased by 5.3% during 2016 as compared to 2015 and 6.6% during 2015 as compared to 2014.

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

We have operated checked baggage screening equipment in our ten busiest Mexican airports since 2011; only flights departing from the Los Mochis airport continue to rely on manual inspection due to the small number of passengers and high cost of equipment. During the first quarter of 2016, we integrated the Aguascalientes airport into the baggage screening system, which increased the percentage of baggage inspected with automated systems from 96.6% to 98.9%. In 2017, we will implement specialized screening equipment at the Los Mochis airport, as well.

As of December 31, 2016, we had agreements to operate baggage screening systems with all airlines operating at our Mexican airports. Under these agreements, we negotiated certain recovery tariffs per year and these airlines agreed to hold harmless and indemnify us against certain types of liability that might arise in connection with the operation of the baggage screening system, in accordance with the provisions of the Mexican Airport Law.

We incur ongoing expenses to maintain and operate this equipment. Currently, the operational costs of the screening system has been limited to the level necessary to provide the required services to airlines, and we expect to continue recovering those costs. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of current baggage screening equipment with new Computer Tomography X-ray (CTX) baggage screening equipment is scheduled for 2022, although regulatory changes could force our Mexican airports to undertake this replacement sooner.

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We typically generate approximately 20% to 30% of total revenues from commercial activities. In 2016, revenues from non-aeronautical services in our airports accounted for 25.4% of our total revenues. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities in our airports by:

•	Redesigning and expanding the space available in our airport terminals allocated to commercial activities:

In order to increase our revenues from commercial activities, we have focused on expanding and redesigning the layout of certain terminals in our Mexican airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports, increasing their exposure to the commercial areas of our airports. In January 2014, 152 square meters of commercial space in the arrivals area of our Guadalajara airport began operations with a currency exchange service, and in the last quarter of 2014 we added a relocated and remodeled duty-free store. At the end of 2014, we added another 280 square meters of commercial areas to Terminal 1 at our Guadalajara airport’s international boarding gates, where we also built a new food court, more retail stores and increased the square meters of two of the biggest restaurants in this airport in 2015. In 2016 we added: 2,800 square meters in our Tijuana airport for the operation of a fuel station, 130 square meters in our Los Cabos Airport for the new commercial zone in Terminal 2, and 100 square meters in our Puerto Vallarta Airport for the new Corona Bar.

In Jamaica, MBJA remodeled the commercial areas at the Montego Bay airport in 2014, adding 1,000 square meters of commercial areas, with the main goal of redesigning and expanding the four duty-free stores representing the most important commercial activity at the airport. Because the duty-free stores are located at the entrance to the airport’s commercial area, our strategy with regards to the duty-free stores in Jamaica is to optimize passengers’ ability to quickly and easily find desired products and complete their purchase with a high level of service that encourages passengers to shop more.

•	Renegotiating agreements with terminal tenants to be more consistent with market practices:

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 97% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 98.6% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

•	Recovering the rights to several retail and car parking businesses previously operated at our airports by third parties:

Prior to 1999, our predecessor entered into several contracts with third-party operators to develop new spaces and modernize existing spaces at our twelve Mexican airports. Under these leases, the third-party operators managed the airports’ commercial areas and received all revenues from the operations in those areas.

We acquired our Mexican concessions from our predecessor subject to these long-term lease obligations and sought to recover rights leased to the third-party operators. In prior years, either as a result of contract expirations or by compensating leaseholders for early termination of their leases, we recovered several significant retail leases and all car parking leases in our Mexican airports.

Following this process, in 2014 the only remaining material commercial activity at our airports subject to a third-party lease under which we received only nominal revenue was the hotel at Guadalajara International Airport. A third party, Coco Club Hoteles y Morandas de México, S.A. de C.V. (“Coco Club”), had been granted the right to operate the hotel at our Guadalajara airport, subject to its satisfaction of certain specific conditions at below-market rents. Because we did not believe that Coco Club satisfied all such conditions, we did not renew the lease and initiated legal proceedings against Coco Club to regain possession of the hotel. After Coco Club’s appeal from a decision ordering the return of the hotel to us, on October 29, 2014, we received a final court order for eviction and took possession of the hotel. On October 29, 2015, we began the demolition of the building. During 2016, we hired HVS Consulting & Valuation, a leading consultant in the hospitality industry, to develop plans for commercial development on this site, and we are currently in the process of reviewing their proposals.

Recognition of Revenues from Improvements to Concession Assets

We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform as established by the Master Development Programs at our Mexican airports and the Capital Development Program at the Montego Bay airport. Revenues represent the value of the exchange between ourselves and the respective governments with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs and the Capital Development Program, and in exchange, the governments grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs and the Capital Development Program should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs and the Capital Development Program are included in the maximum tariffs and regulated charges that we charge our customers. Therefore, we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs and the Capital Development Program. Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

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

Our Mexican Airports

In 2016, our Mexican airports served a total of approximately 32.6 million terminal passengers. In 2016, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 54.3% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, together accounted for approximately 25.5% of our Mexican airports’ total terminal passenger traffic in 2016. Guanajuato International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.2% of our Mexican airports’ total terminal passenger traffic in 2016.

All of our Mexican airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2014		2015		2016
	(thousands of pesos)
Guadalajara	Ps.	1,858,510	Ps.	2,138,793	Ps.	2,605,256
Los Cabos		931,348		1,124,125		1,415,933
Tijuana		733,603		892,647		1,239,724
Puerto Vallarta		745,601		944,685		1,141,382
Guanajuato		262,829		346,416		409,824
Hermosillo		228,702		258,954		313,489
La Paz		127,858		135,649		177,893
Aguascalientes		101,588		125,112		152,393
Mexicali		87,310		105,827		131,249
Morelia		104,403		106,275		124,979
Los Mochis		38,115		51,921		66,102
Manzanillo		44,411		42,166		45,078

Total	Ps.	5,264,278	Ps.	6,272,570	Ps.	7,823,302

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2014			2015			2016
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total Passengers:
Guadalajara	8,733,467	17,689	8,751,156	9,790,835	23,675	9,814,510	11,369,418	26,347	11,395,765
Tijuana	4,387,768	60,004	4,447,772	4,870,506	60,190	4,930,696	6,287,742	44,709	6,332,451
Los Cabos	3,285,140	1,679	3,286,819	3,652,921	1,716	3,654,637	4,245,508	2,463	4,247,971
Puerto Vallarta	3,127,390	7,302	3,134,692	3,593,496	5,697	3,599,193	4,055,919	7,387	4,063,306
Guanajuato	1,222,138	19,862	1,242,000	1,492,087	17,249	1,509,336	1,697,647	13,761	1,711,408
Hermosillo	1,326,242	52,996	1,379,238	1,349,297	28,619	1,377,916	1,537,684	23,771	1,561,455
La Paz	672,942	1,733	674,675	682,382	1,643	684,025	846,301	256	846,557
Mexicali	507,174	2,827	510,001	595,627	3,915	599,542	712,118	4,104	716,222
Aguascalientes	540,473	1,299	541,772	633,068	904	633,972	693,525	210	693,735
Morelia	476,053	5,266	481,319	478,481	4,725	483,206	532,841	3,094	535,935
Los Mochis	228,597	11,838	240,435	290,861	4,029	294,890	331,409	15,969	347,378
Manzanillo	211,311	990	212,301	194,414	423	194,837	194,093	1,085	195,178

Total	24,718,695	183,485	24,902,180	27,623,975	152,785	27,776,760	32,504,205	143,156	32,647,361

	Year Ended December 31,
	2014			2015			2016
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	2,908,379	1,512,311	4,420,690	3,232,254	1,683,901	4,916,155	3,830,548	1,892,728	5,723,276
Tijuana	2,087,835	23,166	2,111,001	2,358,140	33,409	2,391,549	3,078,101	41,806	3,119,907
Los Cabos	438,200	1,212,754	1,650,954	497,565	1,329,587	1,827,152	617,954	1,505,839	2,123,793
Puerto Vallarta	449,021	1,120,695	1,569,716	544,671	1,256,795	1,801,466	635,149	1,401,186	2,036,335
Guanajuato	354,767	257,218	611,985	447,568	296,561	744,129	537,292	316,238	853,530
Hermosillo	610,319	46,731	657,050	625,539	44,665	670,204	726,745	48,695	775,440
La Paz	331,441	10,376	341,817	338,041	8,106	346,147	418,041	9,338	427,379
Mexicali	242,354	2,387	244,741	286,169	3,641	289,810	342,803	4,323	347,126
Aguascalientes	191,271	80,294	271,565	225,229	92,987	318,216	254,253	93,648	347,901
Morelia	120,016	121,001	241,017	107,961	130,080	238,041	128,529	139,286	267,815
Los Mochis	110,898	4,831	115,729	141,941	4,394	146,335	170,612	5,177	175,789
Manzanillo	60,012	45,382	105,394	47,344	50,295	97,639	52,926	44,807	97,733

Total	7,904,513	4,437,146	12,341,659	8,852,422	4,934,421	13,786,843	10,792,953	5,503,071	16,296,024

	Year Ended December 31,
	2014			2015			2016
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	2,942,335	1,370,442	4,312,777	3,304,312	1,570,368	4,874,680	3,892,289	1,780,200	5,672,489
Tijuana	2,270,248	6,519	2,276,767	2,464,872	14,085	2,478,957	3,193,940	18,604	3,212,544
Los Cabos	444,644	1,189,542	1,634,186	522,782	1,302,987	1,825,769	655,534	1,468,644	2,124,178
Puerto Vallarta	488,171	1,069,503	1,557,674	579,481	1,212,549	1,792,030	668,662	1,358,309	2,026,971
Guanajuato	386,453	223,700	610,153	488,873	259,085	747,958	574,820	283,058	857,878
Hermosillo	639,203	29,989	669,192	652,659	26,434	679,093	754,543	31,472	786,015
La Paz	328,625	2,500	331,125	334,517	1,718	336,235	417,593	1,585	419,178
Mexicali	261,664	769	262,433	304,994	823	305,817	367,920	1,176	369,096
Aguascalientes	208,399	60,509	268,908	246,572	68,280	314,852	277,427	68,407	345,834
Morelia	127,360	107,676	235,036	121,191	119,249	240,440	139,461	128,659	268,120
Los Mochis	112,384	484	112,868	143,931	595	144,526	171,097	492	171,589
Manzanillo	66,793	39,124	105,917	54,634	42,141	96,775	61,235	36,210	97,445

Total	8,276,279	4,100,757	12,377,036	9,218,818	4,618,314	13,837,132	11,174,521	5,176,816	16,351,337

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2016:

Capacity by Mexican Airport in 2016

	Peak air traffic movements per hour(1) (2)	Runway capacity(3)
Guadalajara	43	39
Tijuana	22	36
Los Cabos	29	42
Puerto Vallarta	34	37
Hermosillo	21	30
Guanajuato	13	11
La Paz	11	15
Mexicali	7	14
Aguascalientes	8	14
Morelia	8	12
Los Mochis	8	16
Manzanillo	6	16

(1)	Includes commercial and general aviation operations (demand).
(2)	Represents the greatest number of air traffic movements in a single hour during the year.
(3)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport(1)

	For the year ended December 31,
	2014	2015	2016
Guadalajara	140,034	145,118	158,985
Tijuana	48,238	52,913	61,762
Los Cabos	36,315	39,090	43,792
Puerto Vallarta	44,412	47,096	50,546
Guanajuato	28,209	32,800	34,010
Hermosillo	44,635	41,641	44,527
La Paz	16,811	16,159	19,141
Mexicali	10,192	10,453	10,311
Aguascalientes	15,427	15,139	15,836
Morelia	14,453	14,578	14,450
Los Mochis	10,962	10,859	12,157
Manzanillo	7,031	6,468	6,296

Total	416,719	432,314	471,813

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2014	2015	2016
Guadalajara	62.49	67.63	71.68
Tijuana	92.20	93.18	102.53
Los Cabos	90.51	93.49	97.00
Puerto Vallarta	70.58	76.42	80.39
Guanajuato	44.03	46.02	50.32
Hermosillo	30.90	33.09	35.07
La Paz	40.13	42.33	44.23
Aguascalientes	35.12	41.88	43.81
Mexicali	50.04	57.36	69.46
Morelia	33.30	33.15	37.09
Los Mochis	21.93	27.16	28.57
Manzanillo	30.19	30.12	31.00

Average	59.76	64.25	69.20

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2014	2015	2016
Commercial aviation	303,819	317,877	350,980
Charter aviation	15,777	16,331	19,599
General aviation and other	97,123	98,106	101,234
Total	416,719	432,314	471,813

(1)	Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues.

In 2016, Guadalajara International Airport was the third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2016, it served 11.4 million terminal passengers, accounting for approximately 34.9% of our Mexican airports’ terminal passenger traffic. During 2016, approximately 67.8% of the terminal passengers served were domestic passengers and 32.2% were international passengers. Of the airport’s international passengers, we estimate that a significant portion is Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of fourteen airlines operate at the airport, the principal ones being Volaris, Aeroméxico Group and Interjet. The main non-Mexican airlines operating at the airport are United, American, Alaska and Delta. Airlines operating at the airport reach 58 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and a full parallel taxiway and the other with a length of 1,800 meters, with a threshold displacement of 300 meters at the runway, which permits a landing distance of 1,500 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (“ILS”) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 73,000 square meters, as well as parking facilities consisting of an additional 46,000 square meters. The general aviation building has an additional 975 square meters. The commercial terminal has 28 gates and 39 remote boarding positions. Of the 28 gates, ten serve international flights and 18 serve domestic flights. Of the international gates, four have air bridges, and of the domestic gates, six have air bridges.

In 2016, approximately 151.3 thousands metric tons of cargo was transported through the airport.

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

We directly operate two VIP lounges in the Guadalajara airport: we operate one lounge in the international departures area and a second lounge in the domestic departures area. In 2016, approximately 21.7% of the sum of our aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues.

We have continued to take significant steps to modernize and expand Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s runways and platforms, an increase in the number of remote boarding positions, the installation of an improved computer system for resources allocation, and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, ticket counters, restrooms, hallways and gate areas. In 2014, we completed an addition of 20 new remote parking positions for aircraft. In addition, the international arrivals area was expanded, and two new aircraft parking gates were added to this area. This expansion included the enlargement of the customs and immigration facilities, as well as the departures lounge and commercial areas. During 2015, we began terminal expansion construction, and we have continued this construction during 2016. During 2017, we will expand the commercial areas of our airport by 22.3%, primarily for food and beverage, specialty retail and convenience stores.

A portion of the land on which Guadalajara International Airport is located was expropriated by the Mexican federal government in 1975 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Financial Information – Legal Proceedings – Ejido participants at Tijuana, Guadalajara and Puerto Vallarta airports.”

Tijuana International Airport

Tijuana International Airport is our second most important Mexican airport in terms of passenger traffic and air traffic movements, and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic, according to the SCT. In 2016, it served a total of 6.3 million terminal passengers, accounting for approximately 19.4% of our Mexican airports’ terminal passenger traffic. Approximately 99.0% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States for Mexican and American travelers, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

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

A total of eight airlines operate at the airport; the principal ones are Volaris and Aeroméxico Group. Airlines operating at this airport provide service to 34 destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular. In addition, Aeroméxico Group flies three times weekly from Tijuana to Shanghai.

Tijuana International Airport currently operates seventeen hours daily between the hours of 7:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,959 meters and a full parallel taxiway. The runway capacity at this airport is 36 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. It has twenty-two gates serving both domestic and international travelers and six remote boarding positions. Of the 22 gates, ten have air bridges.

In 2015, we inaugurated the international bridge between our Tijuana airport and the U.S. border, or CBX. This bridge allows passengers to cross directly to the United States using a pathway between the airport and the international border, facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana, and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located in the Tijuana airport, and the corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility is limited to passengers traveling through the airport upon presentation of a boarding pass, but is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger charges. Passengers using the bridge from or to Tijuana may also be subject to toll charges levied by Otay-Tijuana Venture, L.L.C. (“OTV”), the bridge operator on the U.S. side. We estimate that up to 45% of Tijuana passengers have a final destination or origin in the U.S., and consequently a significant portion of the passengers at the airport are expected to be users of the CBX. Due to its convenience for U.S. residents in the area, the CBX is also expected to increase the overall number of passengers using the airport. As of March 31, 2017, the CBX has served 1.8 million passengers in the aggregate; on average, 20.8% of the Tijuana airport’s total passenger traffic utilizes the CBX. During the first quarter of 2017, the CBX has served 0.4 million passengers, approximately 25.7% of the Tijuana airport’s total passengers. For more information see “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

Our investment in adapting the Tijuana airport installations and building the Mexican infrastructure amounted to Ps.185.0 million.

In 2016, approximately 21.3 thousands metric tons of cargo was transported through the airport.

During 2016, we completed the runway renovation at our Tijuana airport. In addition, during 2016 and 2015, we also performed terminal improvement projects.

During 2017, we will expand the commercial areas of our airport by 22.8%, primarily for food and beverage and retail. In 2016, approximately 21.4% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

A portion of the land on which Tijuana International Airport is sited was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain and is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Financial Information – Legal Proceedings – Ejido participants at Tijuana, Guadalajara and Puerto Vallarta airports.”

Los Cabos International Airport

Los Cabos International Airport is our third most important Mexican airport in terms of passenger traffic, fifth in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2016, it served 4.2 million terminal passengers, accounting for approximately 13.0% of our Mexican airports’ terminal passenger traffic of whom approximately 70.0% were international passengers.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. According to the Mexican Ministry of Tourism, 1.5 million tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2016. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of twenty-two airlines operate at the airport with American, Alaska, United, Interjet and Volaris being the principal ones. Airlines operating at this airport provide service to 41 destinations. Of these destinations, Mexico City, Los Angeles and San Francisco are the most popular.

Los Cabos International Airport currently operates eleven hours daily between 7:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,004 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 42 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters and Terminal 2 occupies approximately 38,000 square meters. In addition, the airport has a general aviation and an FBO terminal. The airport has sixteen gates (eight in Terminal 1 and eight in Terminal 2), including four gates with air bridges, and fourteen remote boarding positions. We operate commercial space of approximately 2,000 square meters at Los Cabos International Airport; this space includes two VIP lounges and five convenience stores, which have been operated by a third party since October 2016.

In 2016, approximately 36.7% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues (of which 92.7% came from commercial activities); the latter percentage is higher than any other airport of the Group.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important Mexican airport in terms of passenger traffic, third in air traffic movements and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2016, it served 4.1 million terminal passengers, accounting for 12.5% of our Mexican airports’ terminal passenger traffic. During 2016, 67.9% of these terminal passengers were international passengers and 32.1% were domestic passengers.

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

A total of twenty-three airlines operate at the airport; the principal ones are American, United, Alaska, Aeroméxico Group, Interjet and Southwest. Airlines operating at this airport provide service to 50 destinations. Of these destinations, the most popular are Mexico City, Los Angeles and San Francisco. In addition, Thomson Airways flies once weekly from Puerto Vallarta to London Gatwick and Manchester.

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,105 meters as well as a parallel taxiway. The runway capacity at this airport is 37 air traffic movements per hour. This airport has one main commercial terminal, an FBO terminal and a general aviation building. The airport has nineteen gates, of which five serve domestic flights and fourteen serve international flights, seven remote boarding positions and eleven air bridges. During 2014, we began operating two new convenience stores in the airport. During 2015, we remodeled 6,000 square meters in the arrivals area to improve passenger flows in the terminal, with 200 square meters dedicated to commercial use, including one VIP lounge operated directly by us. We plan to open two more lounges, during 2017.

In 2016, approximately 27.4% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues (of which 88.4% came from commercial activities).

Guanajuato International Airport

Guanajuato International Airport is our fifth most important Mexican airport in terms of passenger traffic and sixth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Guanajuato International Airport was the tenth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2016, it served 1.7 million terminal passengers, accounting for approximately 5.2% of our Mexican airports’ terminal passenger traffic. During 2016, approximately 65% of the terminal passengers served were domestic passengers.

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

A total of twelve airlines operate at the airport; the principal ones are Volaris, Aeroméxico Group and United. Airlines operating at this airport provide service to fourteen destinations. Of these destinations Tijuana, Mexico City and Monterrey are the most popular.

Guanajuato International Airport operates 20 hours daily between 4:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,501 meters. The runway capacity at this airport is 11 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with seven gates, five remote boarding positions and three air bridges. During 2016, we built a taxiway to increase capacity up to 16 operations per hour, which will become operational during 2017.

During 2014, we started operating two convenience stores, one in the check-in area and one beyond the security checkpoint in the boarding area. In 2016, we opened a VIP lounge in the boarding area beyond the security checkpoint. In 2016, approximately 22.4% of the sum of our aeronautical and non-aeronautical revenues generated at Guanajuato International Airport was derived from non-aeronautical revenues.

Hermosillo International Airport

Hermosillo International Airport is our sixth most important Mexican airport in terms of passenger traffic, fourth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Hermosillo International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2016, it served approximately 1.5 million terminal passengers, accounting for approximately 4.8% of our Mexican airports’ terminal passenger traffic. During 2016, approximately 94.9% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately thirteen kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 9.0 thousand metric tons of cargo passed through the airport in 2016. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

A total of nine airlines operate at the airport; the principal ones are Aeroméxico Group, Volaris, Interjet and VivaAerobus. Airlines operating at this airport provide service to seventeen destinations. Of these destinations, Mexico City, Guadalajara, Monterrey and Tijuana are the most popular.

Hermosillo International Airport operates eighteen hours daily between 6:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other, a private aircraft runway that is not currently operating due to commercial considerations, with a length of 1,100 meters. Runway capacity at this airport is 30 air traffic movements per hour. The airport has nine gates and ten remote boarding positions and includes both a commercial aviation building and a general aviation building for small private aircraft.

As part of our business strategy, in recent years we changed the profile and category of services of almost all of the stores at Hermosillo International Airport to stores with greater brand recognition. For instance, in 2014, we added Starbucks Coffee, Subway and Sunglass Hut shops and a second convenience store.

During 2016, we completed the runway renovation at our Hermosillo airport. In addition, during 2016 and 2015, we also performed a terminal expansion project. In 2017, we plan to open a new VIP lounge in our Hermosillo airport.

La Paz International Airport

La Paz International Airport is our seventh most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, La Paz International Airport was the eighteenth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2016, it served 846.3 thousand terminal passengers, accounting for approximately 2.6% of our Mexican airports’ terminal passenger traffic. During 2016, approximately 98.7% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

A total of six airlines operate at the airport; the principal ones of which are TAR, Volaris and Aeroméxico Group. Airlines operating at this airport provide service to thirteen destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

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

Mexicali International Airport

Mexicali International Airport is our eighth most important Mexican airport in terms of passenger traffic, eleventh in terms of air traffic movements and ninth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Mexicali International Airport was the twenty-third busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. In 2016, it served 712.1 thousand terminal passengers, accounting for approximately 2.2% of our Mexican airports’ terminal passenger traffic.

During 2016, approximately 99.2% of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of four airlines operate at the airport; the principal ones are Volaris and Aeromexico Group. Airlines operating at this airport provide service to five destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular.

Mexicali International Airport operates nineteen hours daily between 6:00 a.m. and 1:00 a.m. the following day. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,720 meters in length, as well as a main commercial terminal and a smaller general aviation terminal. The runway capacity at this airport is fourteen air traffic movements per hour. The main commercial terminal has two gates and five remote boarding positions.

During 2016, we continued our building improvement project at our Mexicali airport.

Aguascalientes International Airport

Aguascalientes International Airport is our ninth most important Mexican airport in terms of passenger traffic, eighth in air traffic movements and eighth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Aguascalientes International Airport was the twenty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2016, it served 693.5 thousand terminal passengers, accounting for approximately 2.1% of our Mexican airports’ terminal passenger traffic. During 2016, approximately 76.6% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

In 2014, we continued our expansion of commercial areas operated by us. In 2015, we inaugurated a VIP lounge at this airport and, in the first quarter of 2016, we installed a new CTX screening system for automated inspection of checked baggage.

Morelia International Airport

Morelia International Airport is our tenth most important Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Morelia International Airport was the thirty-first busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2016, it served 535.8 thousand terminal passengers, accounting for approximately 1.6% of our Mexican airports’ terminal passenger traffic. During 2016, approximately 50% of the terminal passengers served by this airport were domestic passengers.

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

Morelia International Airport operates 24 hours a day. The airport has one runway with a length of 3,408 meters and a single main terminal building. The runway capacity at this airport is fourteen air traffic movements per hour. The airport has four gates and eight remote boarding positions.

During 2015, we completed a runway renovation project in our Morelia airport.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic, tenth in terms of air traffic movements and eleventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Los Mochis International Airport was the thirty-eighth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2016, it served 331.4 thousand terminal passengers, accounting for approximately 1.1% of our Mexican airports’ terminal passenger traffic. During 2016, approximately 98.4% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of five airlines operate at the airport: Aeroméxico Group, Volaris, Aeromar, Aerocalafia and TAR Aerolíneas. Airlines operating at this airport provide service to eight destinations, of which Mexico City, Tijuana and Guadalajara are the most popular.

Los Mochis International Airport operates fourteen hours daily between 7:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we are authorized to charge double our regular passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,007 meters in length as well as a single main commercial terminal. The runway capacity at this airport is sixteen air traffic movements per hour. The airport has three gates and eight remote boarding positions.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic and air traffic movements and twelfth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2016, Manzanillo International Airport was the forty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. During 2016, the airport served 194.1 thousand terminal passengers, accounting for approximately 0.6% of our Mexican airports’ terminal passenger traffic. During 2016, approximately 58.5% of the terminal passengers served were domestic passengers and 41.5% were international passengers.

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

A total of eleven airlines operate at this airport; the principal ones are Aeroméxico Group, Alaska and Sunwing. Some of the other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Calgary.

Manzanillo International Airport operates twelve hours daily between 8:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,260 meters. The runway capacity at this airport is sixteen air traffic movements per hour. The airport has four gates and four remote boarding positions.

DCA Acquisition

In April 2015, we acquired a 100% stake in DCA, a Spanish corporation. DCA holds a 74.5% stake in MBJA, the entity that operates Montego Bay International Airport in Jamaica.

Montego Bay International Airport

The Montego Bay International Airport is Jamaica’s main tourist airport. In 2016, the Montego Bay airport served 3.95 million terminal passengers, making it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2016, 99.5% of the terminal passengers served were international passengers. Of the total passengers in 2016, 68.6% came from the United States, 17.1% came from Canada and 12.5% came from Europe.

Montego Bay International Airport serves as the primary gateway for international air travel to Jamaica, a major international tourist destination, by facilitating the transit of more than 71% of the tourists arriving on the island. In recent years, passenger traffic at Montego Bay International Airport has grown despite the increased traffic overall at the Kingston airport, which services mostly business and other traffic. In recent years, the Jamaican government has discussed plans to build a third international commercial airport, most likely on the southern coast at Vernamfield, to meet the long-term requirements for the growth of air transport. We do not expect the Kingston airport’s traffic growth to be a major factor in the Montego Bay airport concession’s growth, as the airports serve different demands, nor do we expect the Jamaican government’s Vernamfield airport plan to be executed within the next three years.

A total of twenty-seven international airlines operate at the airport, providing year-round and seasonal services. Our principal airlines are American, Delta, Southwest, and JetBlue. Airlines serving MBJ provide service from over 61 airport destinations. Of these, Toronto, New York, Atlanta and Ft. Lauderdale are the most popular.

Montego Bay International Airport operates eighteen hours daily between 6:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary. The airport has one runway measuring 2,662 meters. The runway capacity at this airport is 33 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 6,000 square meters, as well as an additional 5,657 square meters of parking facilities. The general aviation building has an additional area of 300 square meters. The commercial terminal has 17 gates and 5 remote parking positions.

The following table sets forth revenues, passenger traffic and air traffic movement data for the Montego Bay airport from April 1 to December 31, 2015 and for 2016:

	April 1 to December 31, 2015		January 1 to December 31, 2016
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	995,707	Ps.	1,607,689

Passenger Traffic (in thousands):
Terminal passengers		2,695		3,901
Arriving international passengers		1,360		1,945
Departing international passengers		1,335		1,956
Transit passengers		44		51

Air Traffic Movements(1):
Peak air traffic movements per hour(2)		22		21
Runway capacity(3)		33		33
Total air traffic movements (in thousands):		30		41
Commercial aviation		21		27
Charter aviation		1		2
General aviation and other		8		12
Average passengers per air traffic movement		91		96

(1)	Includes departures and landings.
(2)	Includes commercial and general aviation operations (demand).
(3)	Air traffic movements per hour (capacity).

In the period between April 1 and December 31, 2015, approximately 4.8 thousand metric tons of cargo was transported through the airport. In 2016, approximately 6.9 thousand metric tons of cargo was transported through the airport.

Third parties operate a total of seven lounges in the Montego Bay airport: five hotel lounges and one general lounge in the arrivals area and one general lounge in the departures area. In 2015, we expanded the departures-area general lounge by 283.3 square meters.

Non-Airport Subsidiaries

As a holding company, we operate each of our thirteen airports through an operating subsidiary. In addition to these airport subsidiaries, we also have three employee service companies as operating subsidiaries. Our employee service companies, which provide part of the labor force for our airports but do not directly employ any personnel, are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”) and (iii) Puerta Cero Parking, S.A. de C.V. (“PCP”). We also have a non-profit foundation, Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

SIAP

SIAP was incorporated as a subsidiary in June 1998 to provide technical assistance and corporate services to our airport operating subsidiaries. SIAP was set up as part of the Mexican government’s privatization plan for the airports operated by us. SIAP invoices our airports for three types of services:

•	SIAP employs the senior management at our corporate headquarters and at our airports, and charges our subsidiaries for the services rendered according to each subsidiary’s individual performance;

•	As part of the privatization plan that was implemented by the Mexican government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a shareholders’ agreement. As a result of the participation agreement requirement, we entered into a technical assistance agreement with AMP, which was renewed for an additional five-year period through August 26, 2019. Under this agreement, AMP receives an annual fee to provide SIAP with consulting services and technological and industry knowledge and expertise to manage our airports. SIAP charges our subsidiaries a technical assistance fee, which is then used to pay AMP. The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. See also “Item 5, Operating and Financial Review and Prospects – Operating Costs – Technical Assistance Fee”); and

•	SIAP employs non-unionized personnel to perform services at our airports according to their capabilities and expertise and collects fees on a monthly basis for the services performed.

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

Fundación GAP

We established this non-profit foundation in May 2013 with the aim of improving social welfare in the communities near our airports. The foundation’s focus is on children’s education, as well as other charitable activities. See “Item 4, Information on the Company – Business Overview – Corporate Social Responsibility – Community Initiatives and Philanthropic Efforts – Fundación GAP.”

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2016, sixteen international airlines and nine Mexican airlines operated flights at our twelve Mexican airports. Volaris is our principal airline customer in terms of total passengers at our Mexican airports, with Aeroméxico Group and Interjet providing the second and third largest number of total passengers. In 2015 and 2016, revenues from Volaris and the passengers it moved through our airports totaled Ps.1,462.9 million and Ps.1,843.3 million, respectively, of which Ps.1,319.2 million and Ps.1,655.5 million, respectively, were paid to the airports in the form of passenger charges, representing 20.1% and 21.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2015 and 2016. Revenues from the Aeroméxico Group and the passengers they moved through our airports were Ps.775.0 million and Ps.921.6 million during 2015 and 2016, respectively, of which Ps.744.8 million and Ps.809.5 million, respectively, were paid to the airports for the passengers they moved in form of passengers charges, representing 10.3% and 10.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2015 and 2016.

In Jamaica, American Airlines transported a significant percentage of the Montego Bay airport’s passenger traffic. For the period from April 1 to December 31, 2015, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.132.7 million, of which Ps.100.5 million was paid to MBJA in the form of passenger charges, representing 13.3% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport during the period. In 2016, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.236.8 million, of which Ps.156.9 million was paid to MBJA in the form of passenger charges, representing 14.7% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. During the period from April 1 to December 31, 2015, passenger charges collected by American Airlines at MBJA accounted for 1.2% of total revenues in our airports (1.4% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2015). In 2016, passenger charges collected by American Airlines across all airports accounted for 5.7% of total revenues in our airports (6.7% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2016).

In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earned revenues from aircraft landing and parking charges and the leasing of space to these airlines.

Mexican Aeronautical Services Agreement

As a result of certain disputes with our airline customers in Mexico, beginning in 2003 we entered into an agreement with the Mexican National Air Transportation Chamber of Commerce and the SCT pursuant to which we resolved certain existing disputes with our airline customers and entered into: (i) contracts governing charges for aeronautical services; (ii) lease contracts for property used by the airlines; and (iii) contracts governing collection of passenger charges. In March 2012, we renewed the agreement, which represented: (i) virtually all of the relevant contracts governing the collection of passenger charges; (ii) a substantial majority of the agreements for the leasing of space in our terminals; and (iii) a substantial majority of the contracts governing our aeronautical services. This contract expired on December 31, 2014. We are currently in the process of negotiating a new agreement.

Changes in Principal Airlines Operating at our Mexican Airports

On August 28, 2010, Grupo Mexicana, which operated through its three subsidiaries, Mexicana, Mexicana Click and Mexicana Link, suspended operations indefinitely. On the day Grupo Mexicana suspended operations, they were operating at ten of our twelve Mexican airports. During the first half of 2010, Grupo Mexicana transported 1,869,636 total passengers in our network representing 18.3% of our total passengers. This made Grupo Mexicana our third most important airline group in terms of the number of passengers transported within our airports. During 2009 and the first half 2010, aeronautical revenues from Grupo Mexicana and from the passengers they moved through our airports represented 16.2% and 17.0% of our total aeronautical revenues, respectively. We initially recorded an allowance for doubtful accounts of Ps.49.9 million for Grupo Mexicana in 2010, which was primarily composed of Ps.38.6 million in passenger charges that Grupo Mexicana collected on behalf of our airports from passengers of Mexicana, Click or Link through August 27, 2010. As of December 31, 2016, as a result of the conclusion of Grupo Mexicana’s bankruptcy process and the unlikely recovery of amounts outstanding from Grupo Mexicana for the rent of certain areas of our airports and other services, we canceled Ps.65.9 million, which had previously been provisioned as an allowance for doubtful accounts.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services: Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group) and Aveespress, S.A. de C.V., which provided Ps.27.8 million, Ps.9.4 million and Ps.17.2 million in revenues, respectively, each in the form of access fees, in 2016. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.9.0 million and Ps.1.2 million of revenues in the form of access fees in 2016.

While we receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales, we receive only a fixed fee when a company is a subsidiary or affiliate of an airline. Among our three principal providers of baggage handling, Administradora Especializada en Negocios, S.A. de C.V. is the only subsidiary of an airline.

Principal Non-Aeronautical Services Customers

As of December 31, 2016, we were party to approximately 1,050 contracts – 3.1% more than the 1,018 contracts we were party to as of December 31, 2015 – with providers of commercial services in the commercial spaces in our Mexican airports, including retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information and promotion services. The increase in the number of contracts is due to our expansion of commercial spaces within our existing terminal space and the construction of new terminal space, reflected in an increase in the number of new retail store customers, food and beverage providers and advertising customers. In 2016, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps.95.1 million in revenue for 2016 compared to Ps.83.5 million in 2015), Aldeasa México, S.A. de C.V. (duty-free stores; Ps.66.1 million in revenue for 2016 compared to Ps.61.9 million in 2015), Aerocomidas, S.A. de C.V. (food and beverages; Ps.62.8 million in revenue for 2016 compared to Ps.53.7 million in 2015), Operadora Aeroboutiques, S.A. de C.V. (retail; Ps.39.8 million in revenue for 2016 compared to Ps.29.8 million in 2015), and Servicios Inmobiliarios Alsea, S.A. de C.V. (food and beverages; Ps.28.4 million in revenue for 2016 compared to Ps.24.3 in 2015). In Jamaica, MBJA’s largest commercial customer in terms of revenues paid to MBJA were World Duty Free (duty-free stores: U.S.$7.4 million in revenue for 2016, compared to U.S.$6.7 million in 2015) and Express Catering (food and beverages: U.S.$2.7 million in revenue for 2016, an increase from U.S.$2.5 million in 2015).

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

Competition

Excluding our airports servicing tourist destinations, our airports generally are natural monopolies in the geographic areas that they serve and generally do not face significant competition. However, the Mexican and Jamaican governments could grant additional concessions to operate existing government-managed airports, authorize the construction of new airports or allow existing privately held domestic airports to become international airports and permit them to receive regular domestic and international flights, all of which could lead to increased competition for our airports.

For instance, our Los Cabos airport may experience greater competition in the future from a small private airport near Cabo San Lucas, which received a permit to operate public service in March 2008 from the SCT. On November 4, 2009, this airport received authorization to operate regular commercial routes for domestic and international flights. Consequently, we implemented commercial strategies to improve our level of service in order to ensure that we remain the best airport option for airlines serving the San Jose del Cabo and Cabo San Lucas corridor. Also, in order to serve the private aviation market, we started operations at our new state-of-the-art Fixed Base of Operations in the Los Cabos airport. This allowed us to increase our capacity, and we redesigned our fee structure in order to make our service the most attractive in the region.

In addition, the Mexican government announced in the National Infrastructure Plan for 2007-2012 (Programa Nacional de Infraestructura 2007-2012) (published in July 2007) that at least three new airports would be constructed between 2007 and 2012: the Riviera Maya airport, the Ensenada airport and the Mar de Cortés airport.

As of the date of this filing, the SCT has not announced whether or not there will be a new bidding process for the Riviera Maya airport project, which was previously abandoned, and the government has not provided further information in respect of either the Ensenada airport or the Mar de Cortés airport as to the expected type or size of these airports. In addition, no date has been set to initiate the bidding process for construction of these airports. We cannot predict whether these airports, if they are constructed, will compete with our airports.

On September 2, 2014, President Enrique Peña Nieto announced plans for a new airport in Mexico City with double the capacity of the current airport. Construction began in 2015, and is expected to conclude by October 2020 in its first stage. When this airport is operating, we expect our passenger traffic and revenues to increase due primarily to an expected increase in service to and from most of our airports, as Mexico City is the top destination for eleven of our twelve airports in Mexico.

ASA currently operates seven small airports in Mexico’s Pacific and Central regions. We believe that these airports collectively account for only a small fraction of the passenger traffic in these regions. In recent years, the Jamaican government has discussed plans to build a third international commercial airport, most likely on the southern coast at Vernamfield, to meet long-term requirements for the growth of air transport. We do not expect the Jamaican government’s Vernamfield airport plan to be executed in the near term. Also see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

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

Because our Puerto Vallarta, Los Cabos, La Paz, Manzanillo and Montego Bay airports are substantially dependent on tourism, these airports face competition from competing tourist destinations. We believe that the main competitors to these airports are those airports serving vacation destinations in Mexico, such as Acapulco and Cancun, and abroad, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, other Caribbean islands and Central America. In addition, with respect to Puerto Vallarta, Los Cabos, La Paz, Manzanillo and Montego Bay, factors beyond our control include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes), security concerns, health crises and the development of new resorts that may be considered more attractive. There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

Corporate Social Responsibility

Sustainability and Environmental Responsibility

Environmental Management in Mexico

We maintain an environmental management system according to ISO 14001:2004 requirements, which provides a reference point for best practices and allows us to measure environmental performance and efficiency. This system is in place and has been independently certified in our Aguascalientes, Guanajuato, Hermosillo, La Paz, Los Mochis and Morelia airports.

Since 2007, when GAP obtained the ISO 14001:2004 certificate, we employed a team of specialists to coordinate and supervise environmental management initiatives at all of our airports. This team is now under the supervision of the Director of Technical Operations.

All of our airports in Mexico are certified under the ISO 9001:2008 System Quality Management Standard.

In 2016, as a result of the release of the ISO 14001:2015 and ISO 9001:2015 standards, we are migrating to an integrated management system, which integrates quality and environmental management systems. We plan to complete this migration process by the end of 2017.

Additionally, our Master Development Programs approved for the 2015-2019 period include measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation; (ii) improvements to residual water treatment plants; and (iii) storage of hazardous and other special wastes. In 2014, 2015 and 2016, we invested Ps.2.2 million, Ps.44.8 million and Ps.77.5 million, respectively, in these projects.

In 2015, we established the following objectives for our environmental programs: (i) to reduce consumption of water per passenger; (ii) to increase the use of treated residual water; and (iii) to maintain our electricity consumption levels. The following table sets forth certain performance indicators tracked by our environmental management systems:

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31,
	2014	2015	2016
Water consumption (in cubic meters per passenger)	25.0	20.6	17.1
Energy consumption (in kilowatt hours per passenger)	2.7	2.5	2.2
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger)(1)	1.24	1.16	1.05
Hazardous waste generation (in kilograms per passenger)	n/a	0.0004	0.0004
Special waste generation (in kilograms per passenger)	n/a	0.14	0.18

(1)	2016 figures calculated with the Emission Factor published by SEMARNAT for CFE electricity generation in 2015.

Environmental Management in Jamaica

To ensure continuous improvement in its environmental performance, and as a requirement of the Concession Agreement and of the International Finance Corporation (“IFC”) Performance Standards to which it is subject, MBJ has in place an Environmental Management Plan, or “EMP,” developed to be generally consistent with ISO 14001:2004 Environmental Management System Standard, though not certified as such. MBJ’s EMP guides business planning across departments to ensure compliance with local regulations, the IFC Performance Standards and industry best practices, and represents MBJ’s commitment to, among other things, integrating environmental management measures with planning, design, construction and operation of the airport.

MBJ’s EMP is managed by an environment, health and safety professional within the airport’s Environment, Health and Safety Department. MBJ’s EMP provides specific management plans for management of fuel and other hazardous materials, storm water and underground water, contaminated sites, solid waste, noise, wildlife and community relations.

In 2016, MBJ began an initiative to quantify emissions and produce an emissions inventory for the facility. MBJ also participated in a United Nations capacity building project titled Climate Change Impacts on Coastal Transport Infrastructure in the Caribbean: Enhancing the Adaptive Capacity of Small Island Developing States (SIDS), and was selected as one of two airports to benefit from the ICAO/UNDP environmental pilot demonstration project titled Transforming the Global Aviation Sector: Emissions Reduction from International Aviation.

MBJA continues to assess its environmental performance through independent audits and investigations with the goal of implementing practicable recommendations for continued improvement in environmental performance and stewardship.

Accreditations

Our Aguascalientes, Guanajuato, Guadalajara, Hermosillo, Los Mochis, Manzanillo, Morelia and Tijuana airports are “Environmental Quality” certified by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente, or PROFEPA). Also, in 2016, our Aguascalientes airport was the first Mexican airport to obtain the highest level of “Environmental Performance” certified by PROFEPA.

Our Puerto Vallarta airport has Level 2 Airport Carbon Accreditation from the Latin America and Caribbean Region of the Airports Council International (ACI-LAC). Our Tijuana airport is an ACI-LAC Level 1 accredited airport, as well.

Employee Health and Safety

With the goal of guaranteeing occupational health and safety, as well as institutionalizing the prevention of occupational hazards, we have begun implementing a self-administered program, promoted by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social), or “STPS,” and based on national and international standards and regulations, to promote the operation of a safe and clean airport network in Mexico. The voluntary compliance program comprises three levels of recognitions: (1) for compliance with health and safety regulations, (2) for actions that promote continuous improvement in health and safety standards, and (3) for successful management of health and safety standards. Under this program, we have obtained the following levels of certification: Level 1 (Aguascalientes, Guanajuato, Manzanillo and Morelia airports), and Level 3 (Guadalajara and Puerto Vallarta airports).

A key component of the voluntary compliance program is the Safety and Hygiene Commission, which we have established in each of our airports. These commissions conduct investigations and reviews of the work area, verifying the implementation of the voluntary compliance program and recommending additional improvements to create optimal working conditions depending on the airport’s needs. In conjunction with these commissions, we have also formed brigades to help minimize the impact and risk, through evacuation and first aid plans, of any kind of natural phenomenon that could negatively affect the safety of our employees or our operations.

In addition, as part of our company policies, we provide an annual general medical review for certain employees. As part of our philosophy of well-being and quality of life, we also allocate approximately Ps.13 million per year to organize cultural and sports activities, thus encouraging physical activity. Together, these measures help provide a suitable workplace for our employees, as well as the relevant safety tools and equipment to prevent accidents and diseases to the extent possible.

Workplace Culture

Our policy is to provide the same job opportunities to all qualified applicants and to provide employees with a work environment free of harassment or discrimination, where each employee behaves respectfully towards their co-workers, promoting a spirit of collaboration regardless of gender, age, religion or hierarchical level.

We provide financial aid for our employees and scholarships for our employees’ dependents. In 2014, 2015 and 2016, we invested Ps.1.0 million, Ps.1.4 million and Ps.1.6 million, respectively, in these programs.

Since 2009, we have been evaluated by Expansión Magazine as a “Super Company” in Mexico with respect to workplace culture and professional climate. In 2014, 2015 and 2016, we were ranked 8th, 6th and 9th, respectively, among Mexican companies according to this evaluation.

Supply Chains and Sourcing

In our bidding process for suppliers, we include our Code of Conduct as part of the initial information package with the intention that our suppliers comply with our ethical standards. The terms and conditions of our contract with suppliers then include provisions designed to ensure that our suppliers comply with labor laws and regulations, including requirements to monitor legal and regulatory compliance in the areas of employer responsibilities and occupational health and safety.

In our supplier development program, suppliers are strategically selected by us based on the contracting amounts, technical complexity of their work or impact on the quality of the service provided by us. Once the provider is selected, visits and face-to-face monitoring are carried out at its facilities in order to verify, among other things, the supplier’s policies, guidelines and processes comply with legal and regulatory requirements, as well as the management’s approach to staff development and the safety of the work environment. Once a contracted supplier has completed their work, we evaluate their performance to determine whether they should be invited to participate in future bids.

Community Initiatives and Philanthropic Efforts

Fundación GAP

In May 2013, we established a non-profit foundation, Fundación GAP with the aim of improving social welfare in the communities near our airports. The foundation’s focus is on children’s education, and it engages in other charitable activities, as well.

In September 2014, we inaugurated the first Fundación GAP school near our Guadalajara airport. The first year began with a class of first-grade students, and we plan to add a new class each consecutive year to eventually reach a maximum capacity of 360 students for grades one through six. Additionally, in 2016 we opened another school near our Los Cabos airport, which began activities with another 60 students. We have also committed to opening a new school near our Tijuana airport in the coming years.

Our board of directors annually reviews our donation to the foundation. For 2016, our board of directors authorized a Ps.10.0 million donation, and over past three years GAP has authorized more than Ps.33.0 million in donations. The foundation is supervised by a board of trustees, which is presided over by Mrs. Díez Barroso.

Philanthropic Efforts

•	Through the Fundación GAP schools, we provided 240 low-income families with an excellent free education for their children in 2016.

•	For the 8th consecutive year, we obtained the Socially Responsible Company Distinction awarded by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or “CEMEFI,” to companies committed to active and voluntary contribution to social, economic and environmental issues.

•	Since 2014, we have provided scholarships and financial support to entrepreneurs seeking to develop projects to solve social problems through the Entrepreneurship Promotion Program organized by the Monterrey Institute of Technology (Tecnológico de Monterrey).

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

Classification of Services Provided at Airports

The Mexican Airport Law and the regulations thereunder classify the services that may be rendered at an airport into the following three categories:

•	Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include the following:

•	the use of airport runways, taxiways and aprons for landing, aircraft parking and departure;

•	the use of hangars, passenger walkways, airport buses and car parking facilities;

•	the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids;

•	the general use of terminal space and other infrastructure by aircraft, passengers and cargo; and

•	the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transportation services (such as taxis).

•	Complementary Services. Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator. These services include: ramp and handling services, passenger check-in, aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.

•	Commercial Services. Commercial services are services that are not considered essential to the operation of an airport or aircraft, and include, among other things, retailers, restaurants, banks and advertisers to which we lease space.

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

Each Master Development Program is required to be updated every five years and resubmitted for approval to the SCT. Upon such approval, the Master Development Program is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made with the approval of the SCT, typically provided pursuant to a concession holder’s Master Development Programs.

Information required to be presented in the Master Development Programs includes:

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

On December 19, 2014, the SCT approved new maximum tariffs and Master Development Programs for the five-year period from 2015-2019 for each of our Mexican airports. The combined maximum tariffs are expressed in workload units for each airport, and were determined by the SCT based on traffic projections, operating costs and capital investments included in the Master Development Programs, as well as in accordance with pre-determined parameters for the calculation of the maximum tariff set forth in the concession for each airport.

We allocated 82.3% of our investments for the 2015-2019 period to our Guadalajara, Tijuana, Los Cabos, Hermosillo, Puerto Vallarta and Guanajuato airports. The investments of the new Master Development Programs for the 2015-2019 period represent the fourth investment period within the terms of the concession, assume an increase of over 60% for the period 2010-2014 and reflect the highest investment amounts committed to date.

Our Master Development Programs are approved by the SCT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SCT may apply sanctions if we do not so comply. Recently, the SCT has reviewed our compliance on an annual basis. The SCT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. The SCT has certified our compliance with our Master Development Programs through 2015 and 2016.

Mexican Aeronautical Services Regulation

The Mexican Airport Law directs the SCT to establish price regulations for services for which there is no competitive market, as determined by the Mexican Antitrust Commission. In 1999, the Mexican Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the SCT to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to third parties rendering complementary services in our airports. On November 15, 1999, a new regulation, the Rate Regulation (Regulación Tarifaria), was incorporated within the terms of each of our Mexican concessions. This regulation provides a framework for the setting by the SCT of five-year maximum rates. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.”

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

Since January 1, 2000, all of our revenues from aeronautical services have been subject to a price regulation system established by the SCT. Under this price regulation system, the SCT establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes. The combined maximum tariffs are expressed in workload units for each airport and were determined based on: (i) projected workload units; (ii) capital investments; and (iii) the operating expenses authorized for the five-year period in the Master Development Programs.

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

We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SCT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SCT has reviewed our maximum rates and certified that we have not collected revenues in excess of the permitted level through 2015. The review for 2016 will take place during the second quarter of 2017. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2014, 2015 and 2016, approximately 70.8%, 66.8% and 63.4%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (74.6%, 74.6% and 74.6%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Our revenues from non-aeronautical services, including revenues that we earn from most commercial activities in our terminals, are not regulated under our maximum-rate price regulation system and are therefore not subject to a ceiling under any regulation. For a description of how we classify our revenues into aeronautical and non-aeronautical services, see “Item 5, Operating and Financial Review and Prospects – Overview – Classification of Revenues.”

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

Maximum Rates for 2010 through 2014

In December 2009, the SCT set new airport maximum rates for the five-year period from January 1, 2010 through December 31, 2014. The following table sets forth the maximum rates for each of our airports under the Master Development Programs that went into effect as of January 1, 2010:

Previous Maximum Rates(1)

	Year ended December 31,
	2010	2011	2012	2013	2014
Guadalajara	112.00	111.22	110.44	109.66	108.90
Tijuana	99.18	98.49	97.80	97.11	96.43
Los Cabos	143.14	142.14	141.14	140.16	139.17
Puerto Vallarta	137.91	136.94	135.98	135.03	134.09
Hermosillo	97.63	96.95	96.27	95.60	94.93
Guanajuato	130.69	129.77	128.87	127.96	127.07

	Year ended December 31,
	2010	2011	2012	2013	2014
La Paz	122.34	121.48	120.63	119.79	118.95
Mexicali	99.65	98.95	98.26	97.57	96.89
Aguascalientes	113.38	112.59	111.80	111.02	110.24
Morelia	136.01	135.06	134.11	133.17	132.24
Los Mochis	116.85	116.03	115.22	114.41	113.61
Manzanillo	128.37	127.47	126.58	125.69	124.81

(1)	Expressed in constant pesos as of December 31, 2007, and applying the efficiency factor described below under “Methodology for Determining Future Maximum Rates.”

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2017, the daily minimum wage in Mexico was Ps.80.04. As a result, the maximum penalty at such date could have been approximately Ps.4.0 million (approximately U.S.$194.0 thousand) per airport.

As established by the SCT, the calculation of workload units does not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of cargo.

Special Adjustments to Maximum Rates

Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:

•	Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved.

•	Macroeconomic conditions. A concession holder may request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican GDP in a twelve-month period, the workload units processed in the concession holder’s airport are less than those projected when its Master Development Program was approved. To grant an adjustment under these circumstances, the SCT must have already allowed the concession holder to decrease its projected capital improvements under its Master Development Program as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved.

•	Increase in concession tax under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

•	Failure to make required investments or improvements. The SCT annually reviews each concession holder’s compliance with its Master Development Program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its Master Development Program, the SCT is entitled to decrease the concession holder’s maximum rates and assess penalties.

•	Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the SCT is also entitled to assess penalties against the concession holder.

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

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the SCT for such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

•	if a person acquires 35% or more of the shares of a concession holder;

•	if a person has the ability to control the outcome of meetings of the shareholders of a concession holder;

•	if a person has the ability to appoint a majority of the members of the board of directors of a concession holder; or

•	if a person by any other means acquires control of an airport.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2017, was Ps.16.0 million (U.S.$776.1 thousand) for an individual failure to comply.

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

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our Mexican concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998, and for any failure by ASA prior to November 1, 1998, to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 29 to our audited consolidated financial statements.

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. We expect this trend to continue and expect additional norms to be imposed by the North American Agreement on Environmental Cooperation entered into by Canada, the United States and Mexico in the context of NAFTA, as well as by other international treaties on environmental matters. We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

Mexican Safety Regulation

Our aeronautical operations are subject to national and international regulations regarding maintaining acceptable safety standards. Compliance with these safety regulations is overseen by the Mexican Directorate General of Civil Aviation, which conducts audits and inspections of each of our Mexican airports.

In 2013, the Mexican Government issued a Mexican Official Standard (Norma Oficial Mexicana), which created an obligation to implement the Safety Management System (“SMS”). The SMS is a systematic approach to managing safety, including the necessary organizational structures, accountabilities, policies and procedures. The ICAO encourages various types of product and service providers that design, manufacture, operate or support the operation of aircrafts to implement this system. The Civil Aviation Authority can bring administrative proceedings against providers that do not comply with SMS regulations, and it also has the power to impose a variety of sanctions or close non-complying facilities.

We began implementing this system as soon as the standard was issued. In 2015, after two years of work and having completed 4 stages, we obtained SMS certification for the Puerto Vallarta, Los Cabos and Tijuana airports, which were the first three airports to receive SMS certification in Mexico. In 2016, we obtained SMS certification for the Guanajuato, La Paz, Guadalajara, Aguascalientes, Manzanillo, Mexicali and Hermosillo airports. We intend to complete the last stage required to obtain SMS certification for the Los Mochis and Morelia airports in 2017. Currently, there are only ten SMS certified airports in Mexico, all of which are GAP airports.

In addition, the ICAO provides certification based on compliance with safety, regulatory and efficiency standards for aircraft operations at aerodromes and ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. Ten of our twelve airports (all except Guadalajara and Los Mochis) have obtained ICAO aerodrome certification. We expect to obtain this certification for our Los Mochis airport during 2017.

Sources of Jamaican Regulation

The following are the principal laws, regulations and instruments that govern our business in Jamaica and the operation of the Montego Bay airport as a concession by MBJA:

•	Civil Aviation Act, enacted June 1, 1966;

•	Airports Authority Act, enacted July 31, 1974; and

•	Airports (Economic Regulation) Act, enacted December 31, 2002.

•	Income Tax Act, enacted January 1, 1955;

•	Assets Tax (Specified Bodies) Act, enacted January 2, 2003; and

•	General Consumption Tax Act, enacted October 22, 1991.

•	The Employment (Termination and Redundancy Act, enacted December 9, 1974; and

•	Holiday with Pay Act, enacted March 27, 1947.

•	The Natural Resources Conservation Authority Act, enacted July 5, 1991.

•	Companies Act, enacted February 1, 2005; and

•	the Concession Agreement that entitles MBJA to operate Montego Bay International Airport, which was granted on April 3, 2003 and came into force on April 12, 2003.

Legislation specifically applicable to the operation of airport concessions and airports in Jamaica are the Civil Aviation Act, the Airports Authority Act and the Airports (Economic Regulation) Act, and each of their respective subsidiary legislation and regulations. In addition, MBJA is subject to all applicable laws and regulations related to the operation of a private limited liability company in Jamaica.

The Civil Aviation Act and the regulations thereunder provide the general framework regulating air transportation and establish the JCAA, under the authority of the MTM, to oversee safety and security, provide air navigation services and regulate aviation industry prices. The Civil Aviation Act’s stated intent is to promote the development of air transport in Jamaica.

In 1974, the Airports Authority Act transferred to the AAJ, an independent government agency, the concessions for Jamaica’s two international airports – the Montego Bay airport and the international airport serving Kingston, the Jamaican capital, on the southern coast. The AAJ continues to own both airports. However, while it operates the Kingston airport through a wholly owned subsidiary, the AAJ divested operational responsibility for the Montego Bay airport when it privatized the concession through a public bidding process in 2003. At that time, MBJA became the new operator of the Montego Bay airport, with responsibility for the daily management and capital development of the airport facility under a 30-year Concession Agreement from April 12, 2003.

The Airports (Economic Regulation) Act of 2002 establishes the framework for the economic regulation of Jamaica’s airports and governs the provision of services or facilities at the international airports for the purposes of landing, parking, fueling, servicing or taking off of aircraft and handling passengers, baggage and cargo at the airport. The Act allows the MTM to levy airport improvement fees, and authorizes the JCAA to regulate airport charges and deal with public interest issues such as anti-competitive behavior and accounting transparency. Airport operators must submit an application for permission to levy airport charges on airlines and passengers to the JCAA. Airport operators permitted to levy airport charges must also routinely provide the JCAA with their annual accounts and schedules of airport charges.

Jamaican Regulatory Agencies

The regulatory agencies overseeing the operation of airports and airport concessions are the MTM, JCAA and the AAJ.

The MTM’s primary responsibility is Jamaica’s land, marine and air transport and their related infrastructure. The MTM has regulatory responsibility for the safety of all modes of transportation, whether publicly or privately operated. This includes airports, aerodromes and airline operators. The following agencies and departments fall under the MTM and oversee the operation of airports and airport concessions:

•	Jamaica Civil Aviation Authority. The JCAA is a statutory organization under the MTM, which regulates the Jamaican aviation industry, including oversight of safety and security, provision of air navigation services and regulation of aviation industry prices. The JCAA is the agency empowered to grant the Montego Bay airport its required annual permits and licenses, except for the Aerodrome License, which is granted by the MTM, and to approve or reject the regulated charges proposed by MBJA for the Montego Bay airport.

•	Airports Authority of Jamaica. The AAJ is an independent statutory body established by the Jamaican Airports Authority Act with responsibility for the nation’s commercial and civil airports. In addition to owning and operating the concession for the Kingston airport, the AAJ owns the Montego Bay airport concession assets and provides contract administration for the Concession Agreement granted to MBJA to operate and manage the Montego Bay airport situated on lands owned by it. Under the Concession Agreement, the AAJ conducts regular performance reviews and other contract administration oversight functions. In addition, the AAJ obligates MBJA to hold a biannual airport forum to provide the Montego Bay airport’s stakeholders with the opportunity to provide progress reports and issues pertinent to them.

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

•	Licensing Requirements. “Material License” in the Concession Agreement means any permission, consent, license or approval that MBJA must hold or obtain by any applicable law in order to operate and manage the airport and provide airport services, including the Aerodrome License from the MTM, the Aerodrome Certificate from the JCAA and the JCAA’s permission to levy airport charges. A revocation of the JCAA’s permission to levy airport charges for cause attributable to MBJA, or the failure to renew any other Material License within 30 days of revocation for cause attributable to MBJA, is considered an event of default under the Concession Agreement.

•	Required Services. The concession requires MBJA to provide the following airport, complementary and commercial services at the Montego Bay airport:

•	handling of aircraft on land (including the movement, parking, maintenance and storage of aircraft and the supply of fuel, catering and other provisions to aircraft, but excluding directing aircraft from the landing strip and taxiways to the ramp);

•	handling of passengers, baggage, cargo, mail and other freight, including transfer to and from aircraft,

•	emergency and security facilities, equipment, personnel and services;

•	information services, car parking and refreshments for passengers;

•	ground transportation and transfer options;

•	leasing and management of the airport site; and

•	supply of consumer goods and services (including currency exchange services);

•	Reporting Requirements. Under the terms of the concession, MBJA is obligated to:

•	monitor and report on service levels achieved in respect of specified service areas;

•	provide quarterly unaudited financial statements and an annual report and audited financial statements, together with copies of all related directors’ and auditors’ reports;

•	provide semi-annual (or more frequently if required by and supplied to lenders on a more frequent basis) cash flow statement in respect of the Capital Development Program;

•	provide preliminary proposals as to yearly financing arrangements and an annual business plan; and

•	provide records of all passengers and freight using or passing through the airport as frequently as the AAJ may require.

•	Capital Investment Requirements. Every five years, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges as justified by a Capital Development Program consisting of a proposal for increases in maximum regulated charges justified by five-year estimates for traffic growth and investment commitments (including capital expenditures for capital projects and required maintenance at the Montego Bay airport). Under the terms of the Concession Agreement, upon the JCAA’s approval of a proposal for price increases, MBJA has a commitment to fulfill the estimated capital expenditures in the Capital Development Program.

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

AAJ Consent Requirements

Under the Concession Agreement, MBJA requires the consent of the MTM and the AAJ if it wishes to expand its services into any business, activity, facility or service not permitted by the definition of “core airport services” in the Concession Agreement, which consent shall not be unreasonably withheld.

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

The Airports (Economic Regulation) Act and the related Airport Expansion Fund Agreement require the airlines operating at the Montego Bay airport to collect the AIF fee of U.S.$5.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MTM. Subject to the MTM’s approval, MBJA may use these funds for additional capital investments not included in the Capital Development Program, as well as for interest expenses relating to the financing thereof. MBJA is required to commit to such new investments in exchange for the right to use the AIF funds. The MTM approval of collection of AIF funds at the Montego Bay airport was renewed on February 25, 2015 for the period ending April 11, 2030, unless otherwise revoked. Having already completed all projects approved for funding by the AIF to date, MBJA is currently in discussions with MTM for further approval to fund capital investment projects from AIF funds collected after April 11, 2015.

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

As a Jamaican registered company, MBJA is also required to file an annual report with the Companies Office of Jamaica reporting any changes in the ownership or management structure and notifying the registrar of any share transactions and changes in the value of shares during the prior year.

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

Other environmental laws of particular relevance to the Montego Bay airport’s operations are: the Noise Abatement Act, aimed at controlling noise (but with no specific reference to aeronautical noise), the Beach Control Act, addressing access to the shoreline; the Watersheds Protection Act, addressing water resource and soil conservation practices; and the Wild Life Protection Act, specifying protected species of fauna. Other related regulations are the Town and Country Planning Act, Public Health Act, National Solid Waste Management Act, Water Resources Act and Clean Air Act. In addition, MBJA is also subject to common law principles of tort liability, in the event of a nuisance claim resulting from environmental factors.

The legal framework of environmental liability applicable to the Montego Bay airport’s operations is generally outlined above. The level of environmental regulation in Jamaica has increased in recent years, and the enforcement of environmental laws is becoming more stringent. For example, the National Solid Waste Management Act and the Water Resources Act each carry certain penalties of JMD1 million (approx. U.S.$7,800). We expect this trend to continue, but we do not expect that compliance with Jamaican environmental laws currently in effect will have a material adverse effect on MBJA’s results of operations or our financial condition. However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

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

The following table sets forth our subsidiaries as of December 31, 2016:

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holder of concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holder of concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holder of concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holder of concession for Los Cabos International Airport

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holder of concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holder of concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holder of concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holder of concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holder of concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holder of concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holder of concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holder of concession for Manzanillo International Airport
Desarrollo de Concesiones Aeroportuarias, S.L.U.	Spain	100%	Holder of 74.5% stake in MBJA
MBJ Airports Limited	Jamaica	74.5%	Holder of concession for Montego Bay International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Provider of car parking administration services to our other subsidiaries
GA del Pacífico Participações do Brasil LTDA	Brazil	100%	Holding company for other acquisitions (incorporated in 2010; not operational through the date of this filing)
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit company incorporated in 2013 to manage charitable donations and social welfare activities

(1)	We directly hold 99.99% of the shares in each of our Mexican operating subsidiaries. The remaining shares of SIAP are held by Aeropuerto de Guadalajara, S.A. de C.V., while the remaining shares of our other Mexican subsidiaries are held by SIAP. As a result, we directly or indirectly hold 100% of the shares of each of our subsidiaries except MBJA.

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. Our Mexican airports carry a general Ps.2.25 billion insurance policy covering damage to our assets and infrastructure and a U.S.$500 million insurance policy covering personal and property damages to third parties. Our Mexican airports are covered by a Ps.500 million insurance policy covering damage to our property resulting from terrorist acts and a U.S.$150 million insurance policy covering personal and property damage to third parties resulting from terrorist acts. The Montego Bay airport carries a U.S.$135 million insurance policy covering property damage and business interruptions and losses and a U.S.$30 million insurance policy covering damage resulting from any single terrorist event. The Montego Bay airport also carries a U.S.$750 million annual insurance policy covering personal and property damage to third parties.

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

As a result of our acquisition of DCA in April 2015, our consolidated financial and operating data for the fiscal year ended December 31, 2015 includes the consolidation of DCA from April 1, 2015. Therefore, financial and operating data for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating data for prior or subsequent fiscal years.

OVERVIEW

We operate twelve airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government and one airport in Jamaica pursuant to a concession granted by the Jamaican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2014, 2015 and 2016, approximately 70.8%, 66.8% and 63.4%, respectively, of our total revenues were derived from aeronautical services (in 2014, 2015 and 2016, aeronautical services represented 74.6%, 74.6% and 74.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT and JCAA, respectively. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the SCT and JCAA, respectively. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia and La Paz international airports. Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to certain non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges, advertising, convenience stores and car parking lots, among others. Also, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas.”

Traffic at our airports may be adversely affected by increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. For more information, see “Item 3, Key Information – Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

Recent Developments

Fluctuation of the Peso

International passengers and international flights pay tariffs denominated in U.S. dollars. However, in Mexico, these tariffs are generally invoiced and collected in Mexican pesos. Because such tariffs are invoiced taking into account the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation of the peso occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation of the peso could result in us invoicing substantially less than our maximum rate per workload unit. We do not have any means of recovering lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our U.S. dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible. Since the beginning of our Mexican concessions, fluctuations in the peso have not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates.

As long as we are able to ensure that our revenues do not exceed our maximum rates as discussed above, an depreciation in the peso has a positive effect on our revenues from a commercial and aeronautical operations perspective while an appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and some of our contracts with commercial services providers are denominated in U.S. dollars, but only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation in the peso against the U.S. dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

The peso depreciated from Ps.13.10 per U.S. dollar on December 31, 2013 to Ps.14.75 per U.S. dollar on December 31, 2014. In 2015, the peso again depreciated, reaching Ps.17.20 per U.S. dollar on December 31, 2015. In 2016, the peso further depreciated, reaching Ps.20.66 per U.S. dollar on December 31, 2016. On April 7, 2017, the exchange rate was Ps.18.6480 per U.S. dollar.

Financing of Committed Capital Expenditures

On February 20, 2015, we made our debut issuance of long-term debt securities on the Mexican market for a total of Ps.2.6 billion. The proceeds from the issuance of Ps.2.6 billion long-term debt securities were used to repay in full our outstanding bank debt in the amount of Ps.1.7 billion and to finance capital investments set forth in the Master Development Programs for 2015. The long-term debt securities were issued in two tranches with the following terms: (i) eleven million five-year debt securities issued under the ticker symbol “GAP 15” at a nominal value of Ps.100 each, for a total value of Ps.1.1 billion, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 24 basis points, and the principal payable at maturity on February 14, 2020; and (ii) fifteen million ten-year debt securities issued under the ticker symbol “GAP 15-2” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest is payable every 182 days at a fixed rate of 7.08%, and the principal payable at maturity on February 7, 2025.

On January 29, 2016, we issued eleven million new GAP 15 debt securities at a nominal value of Ps.100 each, for a total value of Ps.1.1 billion. This issuance was a reopening of the GAP 15 debt securities originally issued on February 20, 2015, and the new GAP 15 debt securities have the same terms and conditions as the original issuance, except for the issue date and issue price. As a result of this reopening, GAP issued an aggregate total of 22 million GAP 15 debt securities at a nominal value of Ps.100 each, for a total value of Ps.2.2 billion. The proceeds from the reopening were allocated to finance capital investments set forth in the Master Development Programs for 2016.

On July 8, 2016, we issued fifteen million new five-year debt securities under the ticker symbol “GAP 16” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points, and the principal payable at maturity on July 2, 2021. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for the second half of 2016 and the first quarter of 2017.

On April 6, 2017, we issued fifteen million new five-year debt securities under the ticker symbol “GAP 17” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points, and the principal payable at maturity on March 31, 2022. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2017.

These issuances of long-term debt securities were made under a Ps.9.0 billion program approved by the CNBV for five years. As part of our financing strategy, we will continue financing all of our capital expenditures commitments and new investments through the debt market, subject to market conditions.

Passenger and Cargo Volumes

Volumes in Mexico

The majority of the passenger traffic volume in our Mexican airports is made up of domestic passengers. In 2014, 2015 and 2016, approximately 65.5%, 65.4% and 67.3% of the terminal passengers using our Mexican airports were domestic. The total number of domestic terminal passengers for 2016 increased 21.6% as compared to 2015, and the total number of domestic terminal passengers in 2015 increased 11.7% as compared to 2014. In addition, of the international passengers traveling through our Mexican airports, approximately 89.3% traveled on flights originating in or departing to the United States during 2016, as compared to 89.7% and 89.5% in 2015 and 2014, respectively. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2016, we had 32.6 million terminal passengers (22.0 million domestic and 10.7 million international), of which 108 thousand were on general aviation flights, and an additional 143 thousand were transit passengers. Approximately 31.2% of our transit passengers were handled at Tijuana International Airport.

During 2016, the CBX served 1.3 million passengers, who are considered domestic passengers under our recording system. If we were to consider these passengers as international, the proportion of international passengers would increase from 39.9% to 43.4% of total passengers.

Volumes in Jamaica

The majority of the passenger traffic volume in Jamaica is made up of international passengers. In 2016, approximately 99.5% of the terminal passengers using the Montego Bay airport were international. Additionally, of the international passengers traveling through the Montego Bay airport, approximately 68.6% traveled on flights originating in or departing to the United States during 2016. Accordingly, MBJA’s results of operations are influenced strongly by international and U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume are beyond our control.

In 2016, we had approximately 3.9 million terminal passengers, of which approximately 17.4 thousand were on general aviation flights (excludes IAM JetCentre passengers which use FBO), and an additional 51.0 thousand were transit passengers.

The following table sets forth certain operating and financial information relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2014		2015		2016
Macroeconomic indicators:
Change in Mexican GDP (1)		2.1%		2.5%		2.3%
Change in Mexican CPI (2)		4.1%		2.1%		3.4%
Change in U.S. GDP (3)		2.4%		2.6%		1.6%
Change in U.S. CPI (4)		0.8%		0.7%		2.1%
Passenger volumes (thousands of passengers) (5),(6):
Domestic terminal passengers in Mexico		16,180.8		18,071.2		21,967.5
International terminal passengers in Mexico		8,537.9		9,552.7		10,679.9
Mexican total terminal passengers		24,718.7		27,623.9		32,647.4
Domestic terminal passengers in Jamaica		n/a		7.1		8.7
International terminal passengers in Jamaica		n/a		2,688.3		3,892.9
Jamaican total terminal passengers		n/a		2,695.4		3,901.6
Total terminal passengers (thousands)		24,718.7		30,319.3		36,549.0
Cargo volumes (thousands of cargo units) (5),(7):
Cargo units in Mexico		1,833.0		1,784.5		1,933.2
Cargo units in Jamaica		n/a		47.6		69.1
Total cargo units		26,551.7		32,151.4		38,551.3
Other operating and financial information:
Change in total terminal passengers (7)		6.7%		22.7%		20.5%
Change in total workload units (7)		9.8%		21.1%		19.9%
Aeronautical revenues (millions of pesos)	Ps.	3,925.7	Ps.	5,419.0	Ps.	7,037.9
Change in aeronautical revenues (7)		8.5%		38.0%		29.9%
Aeronautical revenues per workload unit	Ps.	147.9	Ps.	168.5	Ps.	182.3
Change in aeronautical revenues per workload unit (7)		1.6%		14.0%		8.3%
Non-aeronautical revenues (millions of pesos)	Ps.	1,338.5	Ps.	1,849.3	Ps.	2,393.6
Change in non-aeronautical revenues (7)		14.4%		38.2%		29.4%
Non-aeronautical revenues per terminal passenger	Ps.	54.2	Ps.	61.0	Ps.	65.5
Change in non-aeronautical revenues per terminal passenger (7)		7.2%		12.5%		7.4%

(1)	In real terms, as reported by INEGI.
(2)	As reported by INEGI.
(3)	In real terms, as reported by the U.S. Bureau of Economic Analysis.
(4)	As reported by the U.S. Bureau of Labor Statistics.
(5)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.
(6)	Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit.
(7)	Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.

Classification of Revenues

We classify our revenues into three categories: (i) revenues from aeronautical services; (ii) revenues from non-aeronautical services; and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2014, 2015 and 2016, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 70.8%, 66.8% and 63.4%, respectively, of total revenues. In 2014, 2015 and 2016, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 24.1%, 22.8% and 21.5%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 74.6% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2014, 74.6% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2015 and 74.6% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2016. In 2014, 2015 and 2016, revenues from improvements to concession assets accounted for 5.1%, 10.3% and 15.1%, respectively, of our total revenues.

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

Our revenues from improvements to concession assets represent the fair value of the additions and upgrades to the concession that we undertake in accordance with our Master Development Programs in Mexico and our Capital Development Program in Jamaica. In exchange for making those additions and upgrades, the governments of Mexico and Jamaica grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. This represents an exchange of dissimilar goods or services rather than an actual cash exchange since we receive an intangible asset for the construction services we provide. Through a bidding process, we hire third parties to make the additions and upgrades. The amount of revenues for these services is equal to the costs of making the additions and upgrades since those values represent the fair value of the goods or services received as there is no profit margin stemming from these construction services. Although these revenues do not generate actual cash inflows, IFRS requires that they be recorded given that revenue generation is inherent in an exchange of dissimilar services, similar to a barter transaction. These revenues do not have a cash impact on our results.

For a detailed description of the components of our revenue categories, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues.”

Aeronautical Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2014		2015(1)		2016
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps. 3,371.9	85.9%	Ps. 4,482.4	82.7%	Ps. 5,763.0	81.9%
Aircraft landing charges	179.9	4.6	284.3	5.2	518.4	7.4
Aircraft parking charges	165.1	4.2	171.4	3.2	111.8	1.6
Airport security charges	52.5	1.3	113.6	2.1	161.0	2.3
Passenger walkway charges	0.0	0.0	18.3	0.3	31.2	0.4
Leasing of space to airlines	94.7	2.4	96.7	1.8	123.2	1.8
Revenues from complementary service providers (2)	61.7	1.6	252.4	4.7%	329.3	4.7%

Total Aeronautical Revenues	Ps. 3,925.7	100.0%	Ps. 5,419.0	100%	Ps. 7,037.9	100%

Other Information:
Total workload units (millions) (3)	26.6		32.2		38.6
Total aeronautical revenues per workload unit	Ps. 147.9		Ps. 168.5		Ps. 182.3
Change in aeronautical revenues (4)		8.5%		38.0%		29.9%
Change in total aeronautical revenues per workload unit (4)		1.6%		14.0%		8.3%

(1)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.
(2)	Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. We earn passenger charges from each departing passenger at our airports (except certain exclusions in each of Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2014, 2015 and 2016, passenger charges represented 85.9%, 82.7% and 81.9%, respectively, of our aeronautical services revenues and 60.8%, 55.3% and 51.9%, respectively, of our total revenues (in 2014, 2015 and 2016, passenger charges represented 64.1%, 61.7% and 61.1%, respectively, of the sum of aeronautical and non-aeronautical revenues).

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2014		2015		2016
	Amount	% change	Amount	% change	Amount	% change
	(in thousands, except percentages)
Guadalajara	4,045.9	5.7%	4,512.7	11.5%	5,254.4	16.4%
Tijuana	2,043.1	2.7	2,315.6	13.3	3,016.2	30.3
Los Cabos	1,606.5	(4.0)	1,801.9	12.2	2,093.7	16.2
Puerto Vallarta	1,525.3	17.0	1,751.7	14.8	1,985.8	13.4
Montego Bay (1)	n/a	n/a	1,334.9	100.0	1,948.2	45.9
Guanajuato	592.4	23.4	725.1	22.4	832.6	14.8
Hermosillo	572.7	1.6	618.5	8.0	726.5	17.5
La Paz	322.0	10.2	334.3	3.8	411.3	23.0
Mexicali	238.1	2.7	282.0	18.5	339.1	20.3
Aguascalientes	260.3	17.5	308.3	18.4	336.7	9.2
Morelia	228.4	11.1	229.1	0.3	259.2	13.1
Los Mochis	111.0	16.6	141.3	27.4	170.3	20.5
Manzanillo	101.6	11.0	94.2	(7.3)	93.9	(-0.3)

Total	11,647.3	6.1%	14,449.6	12.6%	17,467.9	20.9%

(1)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.

Mexican Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues in Mexico establishes a maximum rate in pesos for each Mexican airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from aeronautical services. As of December 31, 2014, the SCT determined the maximum rates for our airports for each year through December 31, 2019. Our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels, multiplied by the value of the maximum tariffs approved by the SCT. In addition, aeronautical revenues differ among our airports to the extent passenger traffic levels differ among these airports. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation” for a description of our maximum rates and the rate-setting procedures for future periods.

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

We currently set the specific price for each category of aeronautical services after negotiations with our principal airline customers. In March 2012, we signed an agreement with the Mexican Air Transportation Chamber for the 2012-2014 period that allowed for increases in our specific tariffs equal to the average increases of the Mexican Consumer Price Index (the “Mexican CPI”) and PPI, excluding petroleum, published by INEGI. Even though we are in the process of negotiating a new agreement, tariffs will continue to be adjusted in accordance with the Mexican PPI. See “Item 4, Information on the Company – Business Overview – Principal Customers – Principal Aeronautical Services Customers – Mexican Aeronautical Services Agreement.”

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

From January 1, 2010, through December 31, 2014, the efficiency factor was 0.70%. For the period from January 1, 2015 until December 31, 2019, the efficiency factor remained 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican PPI), decreased 0.5% in 2014, increased 2.0% in 2015 and decreased 0.7% in 2016, mainly as a result of variation in the percentage that each airport’s workload units represent of our total workload units. At the same time, the Mexican PPI, excluding petroleum, increased by 4.2%, 5.3% and 10.3% in 2014, 2015 and 2016, respectively. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased 3.7% during 2014, increased 7.5% in 2015 and increased 9.6% in 2016. The total workload units at our Mexican airports were 26.5 million, 29.4 million and 34.6 million in 2014, 2015 and 2016, respectively, representing an increase of 6.9% in 2014, an increase of 10.8% in 2015 and an increase of 17.6% in 2016. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2014, 2015 and 2016, average aeronautical revenues per workload unit at our Mexican airports were Ps.147.9, Ps.168.5 and Ps.182.3, respectively, which represented an increase of 1.6%, an increase of 14.0% and an increase of 8.3% in 2014, 2015 and 2016, respectively. The increase in 2014, 2015 and 2016 resulted mainly from increases in traffic and tariffs due to adjustments for inflation.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. However, there can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future or that we will not be sanctioned in case we exceed our maximum rates. In prior years, in order to ensure our compliance with the maximum rate at a particular Mexican airport when the possibility of exceeding that maximum rate arose, we have taken actions in the latter part of the year, such as reducing our specific prices for aeronautical services and offering discounts or rebates, to ensure our compliance with the applicable maximum rate. For a discussion of risks related to our ability to set specific prices, see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.”

Jamaican Aeronautical Revenues

In Jamaica, MBJA’s revenues from passenger charges, aircraft landing and parking charges, airport security charges and passenger walkway charges are regulated by the JCAA. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services.”

The system of price regulation applicable to MBJA’s aeronautical revenues establishes maximum rates in U.S. dollars for a five-year period for charges levied on airlines and passengers using a price cap mechanism. Permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges, must be granted by the JCAA. The first review period began with the concession on April 12, 2003 and concluded in November 2014 with the determination of new charges effective April 1, 2015. For example, maximum passenger charges increased from U.S.$8.50 to U.S.$19.34 per departing passenger. Thereafter, regulated aeronautical charges will be reviewed every five years, with charges adjusted on an annual basis according to the U.S. CPI. The April 2016 tariff increase was 1.13%. See “Item 4,

Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s maximum regulated charges and the procedures for setting maximum regulated charges for future periods.

Non-Aeronautical Revenues

Non-aeronautical services historically generate a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 24.1%, 22.8% and 21.5% of total revenues in 2014, 2015 and 2016, respectively. Non-aeronautical revenues per terminal passenger were Ps.54.4, Ps.61.0 and Ps.65.5 in 2014, 2015 and 2016, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation systems.

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

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Revenues

	Year ended December 31,
	2014			2015(1)			2016
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Businesses operated by third parties:
Leasing of space(2)	Ps.	120.2	9.0%	Ps.	145.5	7.9%	Ps.	177.1	7.4%
Car rentals		105.6	7.9		147.4	8.0		198.7	8.3
Food and beverage operations		112.4	8.4		169.8	9.2		220.5	9.2
Retail operations		103.2	7.7		175.9	9.5		269.3	11.2
Duty-free operations		115.2	8.6		247.6	13.4		348.9	14.6
Timeshare operators		109.5	8.2		139.6	7.5		173.5	7.2
Ground transportation		62.9	4.7		86.9	4.7		131.3	5.5
Communications and financial services		29.2	2.2		39.2	2.1		49.2	2.1
Other		17.7	1.3		30.4	1.6		46.5	1.9

Total businesses operated by third parties:		775.9	58.0		1,182.3	63.9		1,615.0	67.4

Businesses operated directly by us:
Car parking charges		230.0	17.2		251.5	13.6		254.1	10.6
Advertising		100.1	7.5		121.8	6.6		156.5	6.5
VIP lounges		38.2	2.9		65.0	3.5		112.0	4.7
Convenience stores		39.7	3.0		81.5	4.4		93.8	3.9

Total businesses operated directly by us:		408.0	30.6		519.8	28.1		616.4	25.7
Recovery of costs(3)		154.2	11.5		147.2	8.0		162.2	6.8

Total non-aeronautical revenues	Ps.	1,338.2	100.0%	Ps.	1,849.3	100.0%	Ps.	2,393.6	100.0%

Other Information:
Total terminal passengers (millions)		24.7			30.3			36.5
Non-aeronautical revenues per terminal passenger	Ps.	54.2		Ps.	61.0		Ps.	65.6
Change in non-aeronautical revenues per terminal passenger (year-on-year)			7.2%			12.6%			7.4%

(1)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.
(2)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

In 2016, revenues from non-aeronautical services in our airports accounted for 21.5% of the total revenues generated by our airports (in 2016, non-aeronautical revenues represented 25.4% of the sum of aeronautical and non-aeronautical revenues). While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2014 to 2016), except in the years in which the maximum tariffs are reset. In the last year, non-aeronautical revenues per terminal passenger increased 7.4% (from Ps.61.0 in 2015 to Ps.65.6 in 2016, during which time the number of terminal passengers increased 20.5%).

Non-aeronautical revenues per terminal passenger show the average revenue generated by the commercial areas of our airports, and it is calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. Therefore if non-aeronautical revenues decline proportionately less than the decline in the number of terminal passengers during a period, non-aeronautical revenues per terminal passenger will increase despite the decrease in non-aeronautical revenues. Non-aeronautical revenues per terminal passenger are principally affected by:

•	recovery of rights to certain businesses that we previously did not operate;

•	opening of new commercial spaces at our airports;

•	the level of passenger traffic; and

•	the exchange rate between the Mexican peso and the U.S. dollar. This exchange rate affects our contracts that are denominated in U.S. dollars, which mainly consist of lease contracts for timeshare developers, car rentals, duty-free services and certain lease contracts for food and beverages and retail operations.

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

Approximately 97.9% of the contracts with third-party tenants that could be arranged as royalty-based have already been executed under those conditions (representing approximately 66.7% of our total non-aeronautical revenues). Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

During 2014, 2015 and 2016, non-aeronautical revenues were Ps.1,338.5 million, Ps.1,849.3 million and Ps.2,393.6 million, respectively, representing an increase of 38.2% in 2015 and 29.4% in 2016. During 2016, non-aeronautical revenues increased more than terminal passengers, which increased 20.5%. In 2016, non-aeronautical revenues per terminal passenger increased from Ps.54.2 per passenger in 2014 and Ps.61.0 per passenger in 2015 to Ps.65.5 per passenger in 2016, representing an increase of 12.6% from 2014 to 2015 and an increase of 7.4% from 2015 to 2016.

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

Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. In 2014, we recognized Ps.281.9 million in revenues from improvements to concession assets. This represented a decrease of 36.0% as compared to 2013 due to lower investment commitments under our Master Development Programs for 2014. In 2015, we recognized Ps.838.6 million in revenues from improvements to concession assets. This represented an increase of 197.5% as compared to 2014, due to higher investment commitments under our Master Development Programs. In 2016, we recognized Ps.1,676.0 million in revenues from improvements to concession assets. This represented an increase of 99.9% as compared to 2015, due to higher investment commitments under our Master Development Programs. During 2016, MBJA recognized Ps.14.3 million in revenues from improvements to concession assets, while MBJA recognized no revenues from improvements to concession assets from April 1, 2015 to December 31, 2015.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2014		2015(1)		2016
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	393.5	Ps.	502.8	Ps.	584.6	16.3%
Maintenance		223.7		302.2		346.8	14.8%
Safety, security and insurance		192.9		249.8		282.3	13.0%
Utilities		147.8		192.2		222.9	16.0%
Other		203.7		311.3		345.8	11.1%
Total cost of services		1,161.6		1,558.3		1,782.4	14.4%
Technical assistance fees		194.2		236.5		301.8	27.6%
Concession taxes		261.6		483.1		764.3	58.2%
Depreciation and amortization:
Depreciation(2)		183.2		206.7		300.9	49.1%
Amortization(3)		742.0		949.7		1,047.5	9.5%
Total depreciation and amortization		925.2		1,156.4		1,348.4	16.6%
Other income - net		(43.4)		(254.6)		(0.3)	(99.9)%

		2,499.2		3,179.7		4,196.7	32.0%
Cost of improvements to concession assets		281.9		838.6		1,676.0	99.9%

Total operating costs	Ps.	2,781.1	Ps.	4,018.3	Ps.	5,872.7	46.1%

Other Information:
Total workload units (thousands)(4)		26,551.7		32,151.4		38,551.2	19.9%
Cost of services per workload unit	Ps.	43.7	Ps.	48.5	Ps.	46.2	(4.6)%
Cost of services / the sum of aeronautical and non-aeronautical revenues (5)		22.1%		21.4%		18.9%

(1)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.
(2)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(3)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(4)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(5)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

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

Our cost of services per workload unit was Ps.43.7 in 2014, Ps.48.5 in 2015 and Ps.46.2 in 2016, an increase of 10.8% from 2014 to 2015 and decrease of 4.6% from 2015 to 2016. In 2016, cost of services per workload unit decreased 4.6%, as a result of a lower increase in cost of service than the corresponding increase in total workload units. Cost of service increased 14.4%, and total workload units increased 19.9%. Cost of services increased primarily due to the consolidation of MBJA, which had an increase in cost of services of Ps.123.4 million in 2016, compared to the period from April 1 to December 31, 2015, mainly due to an increase in employee costs of Ps.43.5 million, in other costs of Ps.24.3 million, in safety and security costs of Ps.19.9 million and in maintenance costs of Ps.18.7 million. Cost of services increased Ps.100.7 million for our Mexican airports, which was mainly due to a

Ps.25.8 million increase in maintenance, a Ps.38.3 million increase in employee costs, a Ps.13.7 million increase in utilities, a Ps.12.6 million increase in safety, security and insurance costs, and an increase in other costs, driven primarily by (i) an increase of Ps.19.2 million in costs for supplies for convenience stores and VIP lounges in 2016 and (ii) an offset, or decrease, of Ps.9.5 million in reserves for doubtful accounts in Mexico. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) decreased 80 basis points from 56.3% in 2015 to 55.5% in 2016.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. In 2014, 2015 and 2016, this fee was Ps.194.2 million, Ps.234.9 million and Ps.301.8 million, respectively.

Technical Assistance Fees in Jamaica

MBJA had a technical assistance agreement with Vantage which expired on April 3, 2015 and was not renewed. Accordingly, there were no technical assistance fees for 2016 payable to Vantage. In the period from April 1 to December 31, 2015, this fee amounted to Ps.1.6 million. Under the agreement, Vantage provided management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee.

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

In 2014, 2015 and 2016, this tax amounted to Ps.261.6 million, Ps.312.0 million and Ps.389.5 million, respectively.

Jamaican Concession Fees

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

According to the Concession Agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan or other payment to MBJA’s shareholders. To date, MBJA’s IRR Hurdle has not been reached; the aggregate as of December 2016 was of 10.0%.

The concession fee applied in 2015 was U.S.$2.73 per workload unit serviced. In the period from April 1 to December 31, 2015, the sum of these monthly and annual concession fees was Ps.171.1 million. The concession fee applied in 2016 was U.S.$2.75 per workload unit serviced. In 2016, the sum of these monthly and annual concession fee was Ps.374.8 million.

The additional concession fee for the concession year ending March 2016 and March 2017 was U.S.$4.5 million and approximately U.S.$11.0 million, respectively. No concession fee was due or paid for the period ending March 2015.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs. Moreover, in 2014, 2015 and 2016, we wrote off the remaining balance of certain additions to and construction of facilities carried out since the beginning of our concession, as they were replaced with new investments as required under the Master Development Programs. The amounts of these write offs were Ps.11.9 million in 2014. In 2015 and 2016, we did not write off any amounts. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

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

Cost of Improvements to Concession Assets

In compliance with our Master Development Programs in Mexico and the Capital Development Program in Jamaica, we invest in additions and upgrades to our concession assets and these investments are reflected according to IFRIC 12. In our case, because we hire third parties to provide construction and upgrade services and we do not recognize a premium on the cost of services, our revenues from improvements to concession assets are equal to the cost of improvements to concession assets such that the application of IFRIC 12 does not have a cash impact on our results.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis.

Our effective tax rates in 2014, 2015 and 2016 were 18.7%, 23.4% and 27.4%, respectively. In 2016, our effective tax rate increased 400 basis points as compared to 2015, resulting from an increase in our current tax expense derived from an increase in our earnings before income taxes of 27.7%. In 2015, our effective tax rate increased 470 basis points as compared to 2014, resulting from an increase in our current tax expense derived from an increase in our earnings before income taxes of 31.2%. In 2014, our effective tax rate increased 1,540 basis points as compared to 2013, resulting primarily from the one-time effects of changes in the Mexican income tax rates (increasing from 28% to 30%), as well as the elimination of the “IETU” flat corporate tax in Mexico (Impuesto Empresarial a Tasa Única), which impacted our deferred income tax balances in 2013. We paid Ps.758.3 million, Ps.930.7 million and Ps.1,445.9 million in corporate taxes in 2014, 2015 and 2016, respectively, representing 27.5%, 25.7% and 31.3%, of our earnings before taxes.

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

Beginning in 2014, significant changes to tax laws applicable in Mexico came into force, with substantial effects for Mexican taxpayers (as published in the Official Gazette on December 11, 2013, the “2014 Fiscal Reform”). As a result of the 2014 Fiscal Reform, the IETU was repealed. However, the asset tax carryforwards can continue to be recovered as previously established. With respect to the Income Tax Law, some of the more favorable tax provisions were limited: the maximum income tax rate for individuals was increased from 30% to 35%; and companies’ deductible expenses regarding exempt payments to their employees were limited to 47%. A Value-Added Tax (VAT) rate of 16% was applied uniformly to all of Mexico, a change from the 11% rate that was previously applicable in some areas of Mexico. In addition, a new 10% withholding tax for dividends and capital gains paid to non-Mexican and to individual holders was imposed, which includes any gain on the sale of shares or ADSs by any holder, even if the transaction is carried out through the Mexican Stock Exchange or other approved securities markets. See “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Federal tax legislation in Mexico may have an adverse effect on our financial condition and our results of operations.”

The principal change to affect our business from the 2014 Fiscal Reform was the effect on our deferred income taxes caused by the reform to the Income Tax Law, by which the income tax rate was prospectively increased from 28% to 30% and the IETU was eliminated. As a result of the net impact of these effects, we recognized a benefit of Ps.199.0 million in deferred income tax for the fiscal year ended December 31, 2013. We recognized no change due to these reforms in fiscal years 2014, 2015 and 2016.

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

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes, which resulted in our ability to recover tax on assets previously determined to be unrecoverable, and our financial projections for 2008 to 2017, we recognized Ps.354.9 million in 2007 associated with a previously paid recoverable tax on assets. In 2014, we increased the recoverable tax on assets by Ps.3.0 million, based on revised financial projections from 2015 to 2017. The recoverable tax on assets decreased Ps.61.6 million due to a refund requested and received in 2014. In 2015, we increased the recoverable tax on assets by Ps.3.2 million, based on revised financial projections from 2016 to 2017. In 2016, we decreased the recoverable tax on assets by Ps.2.6 million and Ps.48.1 million were recovered. The tax on assets expected to be recoverable in 2017 accounts for Ps.94.3 million, approximately.

Taxation in Jamaica

Jamaican companies, including MBJA, are required to pay corporate income tax on taxable profit, employer taxes on certain employee costs and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if any dividends are paid to shareholders in the subsequent fiscal years, based on a prescribed formula. For the year ended December 31, 2016, MBJA incurred approximately U.S.$7.9 million (Ps.148.0 million) in corporate income tax liabilities, as compared to U.S.$6.4 million (Ps.103.0 million) for the period from April to December 2015. MBJA took an employer tax credit of U.S.$0.4 million, and had paid off its tax liabilities for 2016 in March 2017.

Employee Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer. As a result of the 2014 Fiscal Reform, Mexican companies had to change the way they calculate the employee profit sharing thereafter. The profit sharing is derived from the taxable income for the year as adjusted by the income tax for the year as modified per certain provisions; however, these changes do not have a material impact on our results.

Employee Profit Sharing in Jamaica

MBJA is not subject to an employee profit sharing regime.

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted to Ps.4.4 million in 2014, Ps.4.7 million in 2015 and Ps.5.0 million in 2016.

Employee Retirement Plans in Jamaica

MBJA participates in a defined contribution pension scheme, the assets of which are held in a separate fund administered by trustees and a fund Administrator. Under this contribution pension scheme MBJA pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. MBJA’s contributions are charged to the statement of comprehensive income for the year to which they relate.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2014	2015	2016
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	12.9%	16.7%	20.2%
Mexican inflation rate(2)	4.1%	2.1%	3.4%
U.S. inflation rate(3)	0.8%	0.7%	2.1%
Increase in Mexican GDP(4)	2.1%	2.5%	2.3%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.14.7180 per U.S.$1.00 as of December 31, 2014, Ps.17.1950 per U.S.$1.00 as of December 31, 2015 and Ps.20.6640 per U.S.$1.00 as of December 31, 2016.
(2)	Based on changes in the Mexican CPI from the previous period, as reported by INEGI. The Mexican CPI at year-end was 116.059 in 2014, 118.532 in 2015 and 122.515 in 2016.
(3)	As reported by the U.S. Bureau of Labor Statistics.
(4)	Estimated as reported by INEGI.

The general condition of the Mexican economy, changes in the value of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Depreciation and amortization expense. According to IFRS, if inflation rates over a three-year period approach or exceed 100.0%, the incorporation of inflation in an entity’s financial statements becomes necessary. Therefore, non-monetary assets would be restated, and as a result depreciation and amortization of those assets would be higher, negatively affecting our net income.

•	Passenger charges. Passenger charges for international passengers are currently denominated in U.S. dollars, but are invoiced and collected in pesos. Meanwhile, passenger charges for domestic passengers are denominated in pesos. Consequently, an appreciation of the peso against the U.S. dollar could cause declines in our revenues from passenger charges for international passengers and consequently our aeronautical revenues. This would also produce a decline in peso-denominated revenues when compared with the previous year, because our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid for in Mexican pesos based on the average exchange rate for the month prior to each flight on which the charge is incurred.

•	Finance income (cost). As required by IFRS, our finance income (cost) reflects gains or losses from foreign exchange and gains and losses from interest earned or incurred, and as a consequence a depreciation or appreciation of the peso would impact the finance income (cost).

•	Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2014, 2015 and 2016, we collected passenger charges from airlines within an average period of 60, 57 and 53 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SCT at least three times. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S. dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

•	Non-aeronautical revenues. In addition, some of our non-aeronautical revenue contracts are denominated and invoiced in U.S. dollars; however, some of them are collected in Mexican pesos. Consequently, an appreciation of the peso against the U.S. dollar would cause declines in our revenues from these U.S. dollar-denominated contracts.

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

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations by Subsidiary

	Year ended December 31,
	2014		2015		2016
	(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	1,432,498	Ps.	1,647,398	Ps.	2,039,875
Non-aeronautical services		426,012		491,395		565,381
		1,858,510		2,138,793		2,605,256
Improvements to concession assets(5)		194,903		126,606		521,056
Total revenues		2,053,413		2,265,399		3,126,312
Total costs		881,510		913,658		1,391,119
Costs of operations(4)		428,405		516,939		565,490
Cost of improvements to concession(5)		194,904		126,606		521,056
Depreciation and amortization		246,144		264,975		268,391
Other (income) expense		12,057		5,138		36,182
Income from operations		1,171,903		1,351,741		1,735,193
Operating margin(1)		57.07%		59.67%		55.50%
Tijuana:
Revenues:
Aeronautical services	Ps.	568,992	Ps.	702,069	Ps.	974,023
Non-aeronautical services		164,611		190,578		265,700
		733,603		892,647		1,239,723
Improvements to concession assets(5)		4,016		278,716		376,290
Total revenues		737,619		1,171,363		1,616,013
Total costs		383,402		688,270		850,085
Costs of operations(4)		241,461		271,254		285,424
Cost of improvements to concession(5)		4,016		278,716		376,290
Depreciation and amortization		135,101		133,101		153,644
Other (income) expense		2,824		5,199		34,727
Income from operations		354,217		483,093		765,928
Operating margin(1)		48.02%		41.24%		47.40%
Los Cabos:
Revenues:
Aeronautical services	Ps.	599,879	Ps.	723,994	Ps.	895,586
Non-aeronautical services		331,469		400,131		520,347
		931,348		1,124,125		1,415,933
Improvements to concession assets(5)		46,079		116,250		189,625
Total revenues		977,427		1,240,375		1,605,558
Total costs		463,466		577,288		712,178
Costs of operations(4)		253,890		284,980		305,844
Cost of improvements to concession(5)		46,078		116,250		189,625
Depreciation and amortization		187,048		169,624		188,376
Other (income) expense		(23,550)		6,434		28,333
Income from operations		513,961		663,087		893,380
Operating margin(1)		52.58%		53.46%		55.64%

	Year ended December 31,
	2014		2015		2016
	(thousands of pesos, except percentages)
Montego Bay:(6)
Revenues:
Aeronautical services		n/a		Ps. 731,576	Ps.	1,169,114
Non-aeronautical services		n/a		264,130		438,575
		n/a		995,706		1,607,689
Improvements to concession assets(5)		n/a		—		14,343
Total revenues		n/a		995,706		1,622,032
Total costs		n/a		654,404		1,108,756
Costs of operations(4)		n/a		433,803		759,330
Cost of improvements to concession(5)		n/a		—		14,343
Depreciation and amortization		n/a		220,601		333,924
Other (income) expense		n/a		—		1,159
Income from operations		n/a		341,302		513,276
Operating margin(1)		n/a		34.28%		31.64%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	545,916	Ps.	688,403	Ps.	828,073
Non-aeronautical services		199,685		256,281		313,309
		745,601		944,684		1,141,382
Improvements to concession assets(5)		14,576		41,325		109,902
Total revenues		760,177		986,009		1,251,284
Total costs		361,637		409,323		521,331
Costs of operations(4)		216,508		236,114		247,727
Cost of improvements to concession(5)		14,575		41,325		109,902
Depreciation and amortization		127,914		132,076		139,500
Other (income) expense		2,640		(192)		24,202
Income from operations		398,540		576,686		729,953
Operating margin(1)		52.43%		58.49%		58.34%
Guanajuato:
Revenues:
Aeronautical services	Ps.	202,486	Ps.	266,422	Ps.	318,144
Non-aeronautical services		60,343		79,994		91,680
		262,829		346,416		409,824
Improvements to concession assets(5)		1,496		27,971		92,516
Total revenues		264,325		374,387		502,340
Total costs		132,124		169,223		251,268
Costs of operations(4)		89,293		97,502		100,332
Cost of improvements to concession(5)		1,496		27,971		92,516
Depreciation and amortization		41,806		43,390		47,960
Other (income) expense		(471)		360		10,460
Income from operations		132,201		205,164		251,072
Operating margin(1)		50.01%		54.80%		49.98%

	Year ended December 31,
	2014		2015		2016
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	173,782	Ps.	199,116	Ps.	245,090
Non-aeronautical services		54,920		59,838		68,399
		228,702		258,954		313,489
Improvements to concession assets(5)		6,637		56,975		133,963
Total revenues		235,338		315,929		447,452
Total costs		144,678		205,595		294,530
Costs of operations(4)		94,038		102,437		103,514
Cost of improvements to concession(5)		6,637		56,975		133,963
Depreciation and amortization		43,985		45,364		49,111
Other (income) expense		18		819		7,942
Income from operations		90,660		110,334		152,922
Operating margin(1)		38.52%		34.92%		34.18%
Other Airport Subsidiaries(2):
Revenues:
Aeronautical services	Ps.	402,184	Ps.	460,044	Ps.	568,015
Non-aeronautical services		101,503		106,905		129,681
		503,687		566,949		697,696
Improvements to concession assets(5)		14,168		190,793		238,342
Total revenues		517,855		757,742		936,038
Total costs		422,235		640,098		740,531
Costs of operations(4)		287,297		308,325		307,579
Cost of improvements to concession(5)		14,169		190,792		238,342
Depreciation and amortization		133,536		137,816		159,277
Other (income) expense		(12,767)		3,165		35,333
Income from operations		95,620		117,644		195,507
Operating margin(1)		18.5%		15.5%		21.9%
Other Subsidiaries(3):
Revenues:
Non-aeronautical services	Ps.	—	Ps.	—	Ps.	532
Total revenues		—		—		532
Total costs		(7,988)		(239,550)		2,871
Costs of operations(4)		6,500		26,497		173,300
Depreciation and amortization		9,686		9,488		8,204
Other (income) expense		(24,177)		(275,535)		(178,633)
Income (loss) from operations		7,988		(239,550)		(2,339)
Total:
Revenues:
Aeronautical services	Ps.	3,925,736	Ps.	5,419,022	Ps.	7,037,920
Non-aeronautical services		1,338,542		1,849,252		2,393,604
		5,264,278		7,268,274		9,431,524
Improvements to concession assets(5)		281,874		838,635		1,676,037
Total revenues		5,546,152		8,106,909		11,107,561
Total costs		2,781,063		4,018,309		5,872,669
Costs of operations(4)		1,617,393		2,277,851		2,848,540
Cost of improvements to concession(5)		281,874		838,635		1,676,037
Depreciation and amortization		925,220		1,156,435		1,348,387
Other (income) expense		(43,424)		(254,612)		(295)
Income from operations		2,765,089		4,088,600		5,234,892
Operating margin(1)		49.9%		50.4%		47.1%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports.
(3)	Other subsidiaries data reflects the results of operations of our principal holding company as well as those of our administrative, operating and car parking services providers.
(4)	Cost of operations includes cost of services, technical assistance fees and concession taxes.
(5)	Corresponds to recognition of revenues and costs pursuant to IFRIC 12.
(6)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.

Summary Historical Results of Operations

As a result of our acquisition of DCA in April 2015, our summary consolidated financial and operating data for the fiscal year ended December 31, 2015 includes the consolidation of DCA from April 1, 2015. Therefore, financial and operating data for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating data for prior or subsequent fiscal years.

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2014	2015	2016	% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps. 3,925,736	Ps. 5,419,022	Ps. 7,037,920	29.9%
Non-aeronautical services	1,338,542	1,849,252	2,393,604	29.4%
	5,264,278	7,268,274	9,431,524	29.8%
Improvements to concession assets	281,874	838,635	1,676,037	99.9%
Total revenues	5,546,152	8,106,909	11,107,561	37.0%
Operating costs:
Cost of services	1,161,588	1,558,258	1,782,371	14.4%
Technical assistance fees	194,228	236,507	301,820	27.6%
Concession taxes	261,577	483,086	764,349	58.2%
Depreciation and amortization	925,220	1,156,435	1,348,387	16.6%
Other income	(43,424)	(254,612)	(295)	(99.9)%
Cost of improvements to concession assets	281,874	838,635	1,676,037	99.9%
Total costs	2,781,063	4,018,309	5,872,669	46.1%
Income from operations	2,765,089	4,088,600	5,234,892	28.0%
Finance income (cost)
Interest income, net	(15,225)	(118,415)	(102,138)	(13.7)%
Exchange gain (loss), net	7,235	(338,395)	(500,894)	48.0%
Net finance (cost) income	(7,990)	(456,810)	(603,032)	32.0%
Share of loss of associate	n/a	(13,704)	(11,728)	(14.4)%
Income before income taxes	2,757,099	3,618,086	4,620,132	27.7%
Income tax expense	514,579	847,309	1,266,573	49.5%
Profit for the year	2,242,520	2,770,777	3,353,559	21.0%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	n/a	482,394	773,453	60.3%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax	n/a	n/a	10,773	100.0%
Total comprehensive income for the year	2,242,520	3,253,171	4,137,785	27.2%
Profit for the year attributable to:
Controlling interest	2,242,520	2,726,020	3,281,884	20.4%
Non-controlling interesting	n/a	44,757	71,675	60.1%
Profit for the year	2,242,520	2,770,777	3,353,559	21.0%
Total comprehensive income for the year
Controlling interest	2,242,520	3,141,513	3,948,323	25.7%
Non-controlling interesting	n/a	111,658	189,462	69.7%
Total comprehensive income for the year	2,242,520	3,253,171	4,137,785	27.2%
Other operating data:
Operating margin(1)	49.9%	50.4%	47.1%
Net margin(2)	40.4%	34.2%	30.2%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2016 Compared to the Year Ended December 31, 2015

Revenues

Total revenues increased by 37.0%, from Ps.8,106.9 million in 2015 to Ps.11,107.6 million in 2016, in large part due to the consolidation of MBJA, which had total revenues of Ps.1,622.0 million in 2016, its first full year of revenues since it was consolidated in April 2015, an increase of Ps.626.3 million from the period from April 1 to December 31, 2015. The total revenue increase comprised an increase of Ps.1,618.9 million, or 29.9%, in aeronautical services revenues, an increase of Ps.544.4 million, or 29.4%, in non-aeronautical services revenues and an increase of Ps.837.4 million, or 99.9%, in revenues from improvements to concession assets as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased by Ps.1,618.9 million, or 29.9%, from Ps.5,419.0 million in 2015 to Ps.7,037.9 million in 2016, in large part due to the consolidation of MBJA, which had aeronautical services revenues of Ps.1,169.1 million in 2016, its first full year of revenues since it was consolidated in April 2015, in addition to a Ps.1,181.4 million, or 25.2%, increase in revenues in our Mexican airports as a result of an increase in total passenger traffic and the tariff adjustment for 2016. Revenues from passenger charges in our Mexican airports increased by Ps.996.4 million, or 24.5%, primarily driven by an 18.2% increase in passengers paying passenger charges and the increase in specific tariffs as of January 1, 2016. Revenues from aircraft landing and parking fees in our Mexican airports increased by Ps.174.6 million, or 38.3%, while revenues from the leasing of space to airlines for ticket counters, airport security, complementary services and passenger walkaway charges increased by Ps.163.7 million, or 34.0%.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.544.4 million, or 29.4%, from Ps.1,849.3 million in 2015 to Ps.2,393.6 million in 2016, in large part due to the consolidation of MBJA, which had non-aeronautical services revenues of Ps.438.6 million in 2016. Revenues from businesses operated by third parties increased by Ps.432.7 million, or 36.6%, primarily driven by revenues from duty-free stores, leasing of space, food and beverage, timeshare developers, ground transportation and car rental companies, which together increased by Ps.375.1 million, or 38.8%. Revenues from businesses operated directly by us in our Mexican airports increased by Ps.92.6 million, or 18.1%, mainly due to an increase of Ps.47.0 million, or 72.3%, from VIP lounges (related to more passenger visits, the opening of one new lounge and the reopening of one lounge in the Los Cabos airport), as well as an increase of Ps.34.7 million, or 26.9%, in revenues from advertising.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets increased by Ps.837.4 million, or 99.9%, from Ps.838.6 million in 2015 to Ps.1,676.0 million in 2016. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Program in Jamaica. During 2016, the main commitments of improvements to concession assets included: (i) the construction of aprons and the expansion of the terminal building at the Guanajuato airport, (ii) the expansion of the terminal building at the Guadalajara airport, (iii) the expansion of the terminal building and improvement to the operational areas at the Puerto Vallarta airport, (iv) improvements to the terminal building and aprons at the Los Cabos airport and (v) improvements to taxiways and the terminal building at the Tijuana airport. The committed investments for 2016 under our Master Development Programs in Mexico represented our greatest committed investments to date.

Revenues by Airport

Total revenues increased at most of our airports, mainly due to increases in aeronautical services revenues.

Total revenues for the Guadalajara airport increased by Ps.860.9 million, or 38.0%, from Ps.2,265.4 million in 2015 to Ps.3,126.3 million in 2016 (revenues increased by Ps.466.5 million, or 21.8%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.392.5 million, or 23.8%, from Ps.1,647.4 million in 2015 to Ps.2,039.9 million in 2016, due to a Ps.298.7 million, or 20.8%, increase in passenger charges driven by a 16.4% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.74.0 million, or 15.1%, from Ps.491.4 million in 2015 to Ps.565.4 million in 2016, primarily due to a Ps.47.0 million increase in revenues from businesses operated by third parties, such as food and beverage operations, car rentals, duty-free stores and retail operations. Revenues from business lines operated by us increased Ps.27.0 million principally as a result of increased revenues from advertising, convenience stores and VIP lounges. Revenues from improvements to concession assets increased by Ps.394.5 million, or 311.6%, in 2016, as compared to 2015.

Total revenues for the Tijuana airport increased by Ps.444.7 million, or 38.0%, from Ps.1,171.4 million in 2015 to Ps.1,616.0 million in 2016, mainly due to a Ps.272.0 million, or 38.7%, increase in aeronautical services revenues from Ps.702.1 million in 2015 to Ps.974.0 million in 2016 (revenues increased by 38.9% taking into account only revenues from aeronautical and non-aeronautical services). This increase in aeronautical services revenues was due to an increase in passenger charges of Ps.249.3 million as well as in revenues from landing, leasing of space to airlines and aircraft parking charges, which together increased by Ps.17.8 million. Non-aeronautical services revenues increased by Ps.75.1 million, or 39.4%, from Ps.190.6 million in 2015 to Ps.265.7 million in 2016, primarily due to an increase of Ps.56.8 million in revenues from business lines operated by third parties, including from leasing of space, food and beverage operations, retail operations and other (mostly related to compensation fees from the CBX), as well as an increase of Ps.18.3 million from business lines operated by us, including car parking, VIP lounges, advertising and operation of the baggage screening systems. Revenues from improvements to concession assets increased by Ps.97.6 million, or 35.0%, in 2016 as compared to 2015.

Total revenues for the Los Cabos airport increased by Ps.365.2 million, or 29.4%, from Ps.1,240.4 million in 2015 to Ps.1,605.6 million in 2016, mainly due to an increase in aeronautical services revenues by Ps.171.6 million, or 23.7%, from Ps.724.0 million in 2015 to Ps.895.6 million in 2016. This increase in aeronautical services revenues was mainly due to a Ps.147.1 million, or 23.9%, increase in passenger charges driven by a 16.3% increase in passenger traffic, and increases in landing charges, aircraft parking charges, leasing of space and complementary service providers totaling Ps.23.0 million. Non-aeronautical services revenues increased by Ps.120.2 million, or 30.0%, from Ps.400.1 million in 2015 to Ps.520.3 million in 2016, primarily due to a Ps.112.9 million increase in revenues from business lines operated by third parties, including food and beverage operations, car rentals, leasing of space to timeshare developers and duty-free operations, as well as a Ps.7.3 million increase in revenues from business lines operated by us, including car parking charges and VIP lounges. Revenues from improvements to concession assets increased by Ps.73.4 million, or 62.1%, in 2016, as compared to 2015.

Total revenues for the Montego Bay airport increased from Ps.995.7 million for the period from April 1 through December 31, 2015 to Ps.1,622.0 million in 2016, mainly due to an increase in aeronautical services revenues from Ps.731.6 million for the period from April 1 through December 31, 2015 to Ps.1,169.1 million in 2016. Aeronautical services revenues in 2016 primarily comprised revenues from passenger charges of Ps.701.4 million, complementary service providers for Ps.226.5 million and landing charges for Ps.117.5 million. Non-aeronautical services revenues increased from Ps.264.1 million for the period from April 1 through December 31, 2015 to Ps.438.6 million in 2016. Non-aeronautical services revenues in 2016 primarily comprised Ps.396.5 million in revenues from businesses operated by third parties, such as retail, duty-free, car rentals and food and beverage operations, as well as revenues from business lines operated by us of Ps.42.1 million, principally as a result of revenues related to the operation of the baggage screening systems, car parking charges and advertising. MBJA recognized Ps.14.3 million in revenues from improvements to concession assets in 2016; it recognized no revenues from improvements to concession assets for the period from April 1 through December 31, 2015.

Total revenues for the Puerto Vallarta airport increased by Ps.265.3 million, or 26.9%, from Ps.986.0 million in 2015 to Ps.1,251.3 million in 2016, mainly due to a Ps.139.7 million, or 20.3%, increase in aeronautical services revenues, from Ps.688.4 million in 2015 to Ps.828.1 million in 2016 (revenues increased by Ps.196.7 million, or 20.8%, taking into account only revenues from aeronautical and non-aeronautical services). This increase in aeronautical services revenues was primarily due to an increase in passenger charges of Ps.120.2 million, itself caused principally by a 13.1% increase in passenger traffic, and an increase in revenues from landing charges of Ps.5.2 million. This increase in aeronautical services revenues was partially offset by a decrease of Ps.9.3 million in aircraft parking charges. Non-aeronautical services revenues increased by Ps.57.0 million, or 22.3%, from

Ps.256.3 million in 2015 to Ps.313.3 million in 2016, primarily due to a Ps.37.3 million increase in revenues from businesses operated by third parties, including leasing of space, leasing of space to timeshare developers, car rentals and duty-free operations, as well as an increase in revenues from business lines operated by us of Ps.19.7 million, including revenues related to the operation of the baggage screening systems, advertising and VIP lounges. Revenues from improvements to concession assets increased by Ps.68.6 million, or 166.0%, in 2016, as compared to 2015.

Total revenues for the Guanajuato airport increased by Ps.128.0 million, or 34.2%, from Ps.374.4 million in 2015 to Ps.502.3 million in 2016, mainly due to a Ps.64.5 million, or 230.8%, increase in revenues from improvements to concession assets, from Ps.28.0 million in 2015 to Ps.92.5 million in 2016 (revenues increased Ps.63.4 million, or 18.3%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.51.7 million, or 19.4%, from Ps.266.4 million in 2015 to Ps.318.1 million in 2016, mainly due to a 14.7% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.11.7 million, or 14.6%, from Ps.80.0 million in 2015 to Ps.91.7 million in 2016. This increase in non-aeronautical services revenues is a result of a Ps.8.3 million increase in revenues from businesses operated by us, including revenues related to VIP lounges, convenience stores and advertising, as well as a Ps.3.2 million increase in revenues from businesses operated by third parties, including retail operations and car rentals.

Total revenues for the Hermosillo airport increased by Ps.131.5 million, or 41.6%, from Ps.315.9 million in 2015 to Ps.447.5 million in 2016, primarily due to a Ps.77.0 million increase in revenues from improvements to concession assets, from Ps.57.0 million in 2015 to Ps.134.0 million in 2016 (revenues increased Ps.54.5 million, or 21.1%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.46.0 million, or 23.1%, from Ps.199.1 million in 2015 to Ps.245.1 million in 2016, mainly due to a 15.7% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.8.6 million, or 14.3%, from Ps.59.8 million in 2015 to Ps.68.4 million in 2016, primarily due to a Ps.5.0 million increase in revenues from business lines operated by us, including the operation of baggage screening systems, car parking charges, convenience stores and VIP lounges, and a Ps.3.6 million increase in revenues from business lines operated by third parties, primarily from retail operations, car rentals, and ground transportation.

Total revenues for our other six Mexican airports increased by Ps.178.3 million, or 23.5%, from Ps.757.7 million in 2015 to Ps.936.0 million in 2016, partly due to an increase in revenues from improvements to concession assets of Ps.47.5 million, or 24.9%, from Ps.190.8 million in 2015 to Ps.238.3 million in 2016 (revenues increased by Ps.130.7 million, or 23.1%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues at these airports increased by Ps.108.0 million, or 23.5%, from Ps.460.0 million in 2015 to Ps.568.0 million in 2016, mainly due to a 16.0% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.22.8 million, or 21.3%, from Ps.106.9 million in 2015 to Ps.129.7 million in 2016, primarily due to a Ps.17.3 million increase in revenues from businesses operated by us, including advertising, car parking charges and the operation of baggage screening systems, as well as a Ps.5.5 million increase in revenues from businesses operated by third parties, including the retail operations and car rentals.

Operating Costs

Total operating costs increased by Ps.1,854.4 million, or 46.1%, from Ps.4,018.3 million in 2015 to Ps.5,872.7 million in 2016, partly due to an increase in operating costs for our Mexican airports of Ps.1,179.6 million, or 32.9%, from Ps.3,584.3 million in 2015 to Ps.4,763.9 million in 2016. Operating expenses of MBJA increased from Ps.654.4 million for the period from April 1 to December 31, 2015 to Ps.1,108.7 million for 2016. In addition, in 2015, we recognized Ps.189.8 million in revenues under other income as a result of a one-time gain in the fair value from the acquisition of DCA, which lowered operating costs for 2015. The value of the Montego Bay airport concession was determined from the fair value of the DCA and MBJA acquisition. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Fair Value of the DCA Acquisition Assets.”

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security and insurance, utilities and other expenses, increased by Ps.224.1 million, or 14.4%, from Ps.1,558.3 million in 2015 to Ps.1,782.4 million in 2016, primarily due to a Ps.123.4 million increase in cost of services from MBJA, from Ps.261.1 million for the period from April 1, 2015 to December 31, 2015 to Ps.384.5 million in 2016. Employee costs increased by

Ps.81.7 million, or 16.3%, mainly due to a Ps.43.5 million increase at the Montego Bay airport. Maintenance expenses increased by Ps.44.6 million, or 14.8%, mainly due to a Ps.18.7 million increase at the Montego Bay airport and Ps 25.9 million caused by routine maintenance on runways, security equipment, machinery and equipment, in addition to major maintenance undertaken in certain operational areas of our Mexican airports. Safety, security and insurance expenses increased by Ps.32.6 million, or 13.0%, mainly due to a Ps.19.9 million increase in expenses at the Montego Bay airport. Utility expenses increased by Ps.30.7 million, or 16.0%, mainly due to the Ps.17.0 million increase at the Montego Bay airport. Other expenses increased by Ps.34.5 million, or 11.1%, driven by a Ps.24.2 million increase in other expenses for the Montego Bay airport, as well as increases in sales costs for our convenience stores and supplies for our VIP lounges, as well as the development and analysis of new business opportunities abroad.

Cost of services for our Mexican airports increased by Ps.100.7 million, or 7.8%, in 2016 compared to 2015. The change in cost of services for these airports was composed primarily of the following factors:

•	Employee costs increased by Ps.38.3 million, or 9.0%, compared to 2015, mainly due to an increase in wages and salaries.

•	Maintenance costs increased by Ps.25.9 million, or 10.0%, compared to 2015, mainly due to maintenance of checked baggage inspection equipment, operating areas, air conditioning, replacement of baggage equipment parts and building cleaning services.

•	Safety, security and insurance expenses increased by Ps.12.6 million, or 6.2%, compared to 2015, mainly due to increased security costs for our terminals.

•	Utility costs increased by Ps.13.7 million, or 10.4%, compared to 2015, mainly due to an increase of Ps.13.0 million in electricity consumption and the cost of broadband for our airports.

•	Other operating expenses increased by Ps.10.2 million, or 3.7%, compared to 2015, due to an increase of Ps.14.0 million in supplies for convenience stores and VIP lounges, and partially offset by a decrease in the reserve for doubtful accounts of Ps.4.4 million.

Of our Mexican airports, the Guadalajara airport contributed most to the increase in the cost of services in 2016 as compared to 2015. The cost of services at our Guadalajara airport increased by Ps.48.6 million, or 9.4%, from Ps.516.9 million in 2015 to Ps.565.5 million in 2016, mainly as a result of a 12.7% increase in maintenance expenses resulting from the expansion of the terminal building.

Technical Assistance Fees

Technical assistance fees increased by Ps.65.3 million, or 27.6%, from Ps.236.5 million in 2015 to Ps.301.8 million in 2016. This increase in technical assistance fees was mainly due to an increase in our consolidated income from operations, which is used to calculate the technical assistance fee due to AMP. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

As a result of increased revenues (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes increased by Ps.281.2 million, or 58.2%, from Ps.483.1 million in 2015 to Ps.764.3 million in 2016. This increase in concession taxes was mainly due to the consolidation of MBJA, which recognized Ps.374.8 million in concession taxes for 2016 as compared to Ps.171.1 million in the period from April 1 to December 31, 2015.

Depreciation and Amortization

Depreciation and amortization increased by Ps.192.0 million, or 16.6%, from Ps.1,156.4 million in 2015 to Ps.1,348.4 million in 2016, mainly due to the consolidation of MBJA, which recognized an increase in depreciation and amortization from Ps.220.6 million in 2015 to Ps.333.9 million in 2016 (including an increase in the amortization of the Montego Bay airport concession’s fair value from Ps.116.9 million in 2015 to Ps.180.0 million in 2016), and, to a lesser extent, the growth in infrastructure resulting from the fulfillment of our Master Development Programs.

Other (Income)

Other income decreased by Ps.254.3 million, or 99.9%, from Ps.254.6 million in 2015 to Ps.0.3 million in 2016, mainly due to the recognition of a bargain purchase gain in the amount of Ps.189.8 million in 2015 from the determination of the fair value for the acquisition of DCA and MBJA. For further explanation of this one-time effect, see “Critical Accounting Policies – Fair Value of the DCA Acquisition Assets” below. Other income also decreased due to a Ps.22.4 million decrease in the cost of repairs caused by natural disasters, net of the insurance recovery.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets increased by Ps.837.4 million, or 99.9%, from Ps.838.6 million in 2015 to Ps.1,676.0 million in 2016. The primary factor influencing this increase was the change in amounts allocated in our Master Development Programs for 2016 as compared to 2015. MBJA recognized Ps.14.3 million in cost of improvements to concession assets in 2016; it recognized no cost of improvement to concession assets in the period from April 1, 2015 to December 31, 2015.

Operating Costs by Airport

Operating costs for the Guadalajara airport increased by Ps.477.5 million, or 52.3%, from Ps.913.7 million in 2015 to Ps.1,391.1 million in 2016. This increase was primarily due to a Ps.394.5 million, or 311.6%, increase in the cost of improvements to concession assets from Ps.126.6 million in 2015 to Ps.521.1 million in 2016. The increase was also due to a Ps.79.6 million, or 15.2%, increase in the cost of services, mainly in employee costs, safety, security and insurance, maintenance and concession taxes. Depreciation and amortization increased by Ps.3.4 million, or 1.3%, in 2016 as compared to 2015. Operating costs increased by Ps.83.0 million, or 10.5%, without including the cost of improvements to concession assets.

Operating costs for the Tijuana airport increased by Ps.161.8 million, or 23.5%, to Ps.850.1 million in 2016 from Ps.688.3 million in 2015. This increase was mainly due to a Ps.97.6 million increase in the cost of improvements to concession assets from Ps.278.7 million in 2015 to Ps.376.3 million in 2016, and, to a lesser extent, an increase of Ps.43.7 million, or 15.8%, in the cost of services mainly driven by safety, security and insurance, utilities, employees costs and concession taxes, from Ps.276.5 million in 2015 to Ps.320.2 million in 2016. In addition, there was an increase of Ps.20.5 million in depreciation and amortization. Operating costs increased by Ps.64.2 million, or 15.7%, without including improvements to concession assets.

Operating costs for the Los Cabos airport increased by Ps.134.9 million, or 23.4%, from Ps.577.3 million in 2015 to Ps.712.2 million in 2016. This increase was mainly due to a Ps.73.4 million, or 63.1%, increase in the cost of improvements to concession assets from Ps.116.3 million in 2015 to Ps.189.6 million in 2016, as well as due to a Ps.20.9 million, or 7.3%, increase in the cost of services mainly in maintenance, utilities, safety, security and insurance and concession taxes, from Ps.291.4 million in 2015 to Ps.334.2 million in 2016. In addition, there was a Ps.18.8 million increase in depreciation and amortization. Operating costs increased by Ps.61.5 million, 13.3%, without including improvements to concession assets.

Operating costs for the Montego Bay airport increased from Ps.654.4 million for the period from April 1 through December 31, 2015 to Ps.1,108.8 million in 2016, mainly due to an increase in costs of services, from Ps.261.1 million for the period from April 1 through December 31, 2015 to Ps.384.5 million in 2016, including employee costs, maintenance costs, utilities and safety, security and insurance. To a lesser extent, the increase was due to an increase in depreciation and amortization expenses from Ps.220.6 million from April 1, 2015 to December 31, 2015 to Ps.333.9 million in 2016. MBJA also recorded Ps.14.3 million in cost of improvements to concession assets in 2016; it recorded no cost of improvements to concession assets in 2015. Operating costs, without including improvements to concession assets, increased from Ps.654.4 million for the period from April 1 through December 31, 2015 to Ps.1,094.4 million in 2016.

Operating costs for the Puerto Vallarta airport increased by Ps.112.0 million, or 27.4%, to Ps.521.3 million in 2016 from Ps.409.3 million in 2015. This increase was primarily due to a Ps.68.6 million, or 165.9%, increase in the cost of improvements to concession assets, as well as a Ps.36.0 million, or 15.3%, increase in the cost of services, driven by an increase in maintenance, utilities and employee cost. Operating costs increased by Ps.43.4 million, or 11.8%, without including improvements to concession assets.

Operating costs for the Guanajuato airport increased by Ps.82.0 million, or 48.5%, from Ps.169.2 million in 2015 to Ps.251.3 million in 2016. This increase was primarily due to a Ps.64.5 million increase in the cost of improvements to concession assets from Ps.28.0 million in 2015 to Ps.92.5 million in 2016. The cost of services increased by Ps.12.9 million, or 13.2%, mainly in maintenance, safety, security and insurance, other expenses costs and concession taxes. Depreciation and amortization increased Ps.4.6 million. Operating costs increased by Ps.17.5 million, or 12.4%, without including improvements to concession assets.

Operating costs for the Hermosillo airport increased by Ps.88.9 million, or 43.3%, from Ps.205.6 million in 2015 to Ps.294.5 million in 2016. This increase was due to a Ps.77.0 million, or 135.1%, increase in the cost of improvements to concession assets from Ps.57.0 million in 2015 to Ps.134.0 million in 2016. The cost of services increased by Ps.1.5 million, mainly in other costs for the cost of supplies for convenience stores and maintenance. Depreciation and amortization increased by Ps.3.7 million. Operating costs increased by Ps.11.9 million, or 8.0%, without including improvements to concession assets.

Operating costs for our six other Mexican airports increased by Ps.100.4 million, or 15.7%, from Ps.640.1 million in 2015 to Ps.740.5 million in 2016. This increase was partially due to a Ps.47.5 million, or 24.9%, increase in the cost of improvements to concession assets from Ps.190.8 million in 2015 to Ps.238.3 million in 2016. Additionally, the cost of services increased by Ps.10.1 million, and depreciation and amortization increased by Ps.21.5 million. Operating costs increased by Ps.52.9 million, or 11.8%, without including improvements to concession assets.

Operating Income

Operating income increased by Ps.1.1 billion, or 28.0%, from Ps.4.1 billion in 2015 to Ps.5.2 billion in 2016. This increase was due to a Ps.3.0 billion increase in total revenues in 2016, partially offset by a Ps.1.8 billion increase in total costs. Our operating margin decreased by 330 basis points, from 50.4% in 2015 to 47.1% in 2016 (taking into account only the sum of aeronautical and non-aeronautical services revenues, the operating margin decreased by 80 basis points in 2016, from 56.3% to 55.5%).

Operating margin is calculated by dividing income from operations at each airport by total revenues for that airport. Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta airports, which handle the majority of our international passengers. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because of a combination of (i) a high initial concession value, and consequently larger amortizations thereof, and (ii) lower revenues due to low maximum rates applicable to aeronautical services.

Operating Income by Airport

Operating income for the Guadalajara airport increased by Ps.383.5 million, or 28.4%, from Ps.1.4 billion in 2015 to Ps.1.7 billion in 2016, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.466.5 million. Additionally, operating costs increased by Ps.477.5 million (excluding improvements to concession assets, operating costs increased Ps.79.6 million) and depreciation and amortization increased by Ps.3.4 million. The operating margin decreased by 420 basis points, from 59.7% to 55.5% (operating margin increased by 340 basis points, from 63.2% to 66.6%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Tijuana airport increased by Ps.282.8 million, or 58.5%, from Ps.483.1 million in 2015 to Ps.765.9 million in 2016, primarily due to an increase in aeronautical and non-aeronautical services revenues as a result of an increase in passenger traffic. The operating margin increased by 620 basis points from 41.2% to 47.4% (operating margin increased by 770 basis points from 54.1% to 61.8%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Los Cabos airport increased by Ps.230.3 million, or 34.7%, from Ps.663.1 million in 2015 to Ps.893.4 million in 2016, primarily due to an increase in aeronautical and non-aeronautical services revenues. The operating margin increased by 210 basis points from 53.5% to 55.6% (operating margin increased by 410 basis points, from 59.0% to 63.1%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Montego Bay airport increased from Ps.341.3 million for the period from April 1 through December 31, 2015 to Ps.513.3 million in 2016, primarily due to increases in aeronautical and non-aeronautical services revenues, which were greater than increases in operating costs. The operating margin decreased from 34.3% in the period from April 1 through December 31, 2015 to 31.6% in 2016 (operating margin decreased from 34.3% in the period from April 1 through December 31, 2015 to 31.9% in 2016, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Puerto Vallarta airport increased by Ps.153.3 million, or 26.6%, from Ps.576.7 million in 2015 to Ps.730.3 million in 2016, mainly due to an increase in aeronautical and non-aeronautical services revenues as a result of the increase in passenger traffic greater than the corresponding increase in operating costs. The operating margin decreased by 20 basis points from 58.5% to 58.3% (operating margin increased by 300 basis points from 61.0% to 64.0%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Guanajuato airport increased by Ps.45.9 million, or 22.4%, from Ps.205.2 million in 2015 to Ps.251.1 million in 2016, primarily due to an increase in aeronautical and non-aeronautical services revenues. The operating margin decreased by 480 basis points, from 54.8% to 50.0% (operating margin increased by 210 basis points from 59.2% to 61.3%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Hermosillo airport increased by Ps.42.6 million, or 38.6%, from Ps.110.3 million in 2015 to Ps.152.9 million in 2016, primarily due to an increase in aeronautical and non-aeronautical services revenues. The operating margin decreased by 70 basis points from 34.9% to 34.2% (operating margin increased by 620 basis points from 42.6% to 48.8%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for our six other Mexican airports increased by Ps.77.9 million, or 66.2%, from Ps.117.6 million in 2015 to Ps.195.5 million in 2016. The change in operating income was primarily due to a higher percentage increase in the sum of aeronautical and non-aeronautical services revenues as compared to our fixed costs.

Finance Income (Cost)

Financial cost in 2016 increased by Ps.146.2 million, or 32.0%, from Ps.456.8 million in 2015 to Ps.603.0 million in 2016. This increase was mainly due to the foreign exchange rate loss of Ps.162.5 million in 2016 as a result of a peso depreciation from Ps.17.20 per U.S. dollar at December 31, 2015 to Ps.20.66 per U.S. dollar at December 31, 2016. The foreign exchange rate expense increased from Ps.338.4 million in 2015 to Ps.500.9 million in 2016, primarily as a result of the U.S.$191.0 million U.S. dollar-denominated loan obtained in connection with the acquisition of DCA. The exchange rate loss was partially offset by an exchange rate gain on our assets denominated in U.S. dollars of Ps.45.9 million in 2016. The effect of the foreign exchange rate loss was partially offset by the recognition of Ps.773.4 million in revenues from currency translation effects in 2016, recognized within other comprehensive income, in accordance with applicable norms. Additionally, interest expenses increased by Ps.172.4 million in 2016 compared to 2015, mainly due to an increase in reference interest rates, as well as the issuance of a total of Ps.2.6 billion principal amount in bond certificates during 2016. Interest income increased by Ps.188.7 million in 2016 as compared to 2015, due to an increase in cash balances and higher interest rates and a gain of Ps.68.2 million in our hedging instruments.

Income Taxes

Income taxes increased in 2016 by Ps.419.3 million, from Ps.847.3 million in 2015 to Ps.1,266.6 million in 2016. MBJA’s income tax expense increased Ps.69.7 million, while the Mexican airports’ current tax increased by

Ps.433.2 million. Benefit from deferred tax increased by Ps.62.2 million due to a 3.4% inflation rate in 2016 as compared to a 2.1% inflation rate in 2015. Our effective tax rate increased from 23.4% in 2015 to 27.4% in 2016, primarily due to a decrease in the favorable effects of inflation from non-monetary assets, Ps.138.9 million in 2015 to Ps.4.9 million in 2016.

Net Income and Comprehensive Income Attributable to Controlling Interest

Net income and comprehensive income increased by Ps.884.6 million, or 27.2%, from Ps.3,253.2 million in 2015 to Ps.4,137.8 million in 2016, mainly due to a Ps.756.1 million increase in our Mexican airports’ operating income. This effect was offset by a Ps.502.8 million increase in income taxes and a Ps.83.6 million increase in deferred tax. Our net margin decreased from 34.2% in 2015 to 30.2% in 2016 (taking into account only aeronautical and non-aeronautical services revenues, net margin decreased to 35.6% from 38.1%).

Statement of Financial Position

The Company’s financial position as of December 31, 2016 reported an increase of Ps.4,578.1 million, primarily due to the following items: cash and cash equivalents of Ps.2,191.6 million, trade accounts receivable of Ps.448.4 million, equipment and machinery of Ps.74.8 million, improvements to concession assets of Ps.1,618.2 million, deferred taxes of Ps.137.6 million and advanced payments to suppliers of Ps.54.7 million.

Total liabilities increased by Ps.4,329.5 million, or 46.5%, compared to the same period in 2015. This increase was primarily due to: (i) a Ps.2,600.0 million increase in capital market debt for capital expenditures financing, (ii) an increase in the bank loan obtained for the acquisition of DCA for the equivalent in U.S. dollars of Ps.660.4 million based on the 20.2% depreciation of the peso compared to the dollar, (iii) accounts payable of Ps.448.7 million, (iv) deposits received in guarantee from our airline customers for the collection of passenger fees and from other clients of Ps.211.4 million, (v) concession taxes payable of Ps.132.5 million, (vi) deferred tax liabilities of Ps.127.8 million due to the Montego Bay airport’s concession assets and (vii) income taxes payable of Ps.99.1 million, among other liabilities.

Results of Operations for the Year ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenues

Total revenues increased by 46.2%, from Ps.5,546.2 million in 2014 to Ps.8,106.9 million in 2015, mainly due to the consolidation of MBJA, which had total revenues of Ps.995.7 million. The total revenue increase comprised an increase of Ps.1,493.3 million in aeronautical services revenues, an increase of Ps.510.7 million in non-aeronautical services revenues and an increase of Ps.556.7 in revenues from improvements to concession assets as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased by 38.0%, from Ps.3,925.7 million in 2014 to Ps.5,419.0 million in 2015, primarily due to the consolidation of MBJA, which had an aeronautical services revenues of Ps.731.6 million, in addition to an increase of Ps.761.4 million, or 19.4%, in revenues in our Mexican airports as a result of an increase in total passenger traffic and the tariff adjustment for 2015. During 2015, revenues in our Mexican airports from passenger charges increased by Ps.693.2 million, or 20.6%, primarily driven by a 12.6% increase in passengers that paid passenger charges and the increase in specific tariffs as of January 1, 2015. Revenues in our Mexican airports from aircraft landing and parking fees increased by Ps.39.6 million, or 11.5%, while revenues from the leasing of spaces to airlines for ticket counter, airport security, complementary services and passenger walkaway charges increased by Ps.28.9 million, or 13.9%.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.510.7 million, or 38.2%, from Ps.1,338.5 million in 2014 to Ps.1,849.3 million in 2015, mainly due to the consolidation of MBJA, which had non-aeronautical services revenues of Ps.264.1 million. Revenues from businesses operated directly by us in our Mexican airports increased by Ps.103.9 million, or 25.4%, mainly due to an increase of Ps.41.7 million, or 105.1%, in revenues from convenience stores (related to the opening of nine new convenience stores), as well as an increase of Ps.26.7 million, or 69.8%, from VIP lounges (related to the opening of two new lounges). Revenues from businesses operated by third parties in our Mexican airports increased by Ps.162.2 million, or 20.9%, primarily driven by revenues from duty-free stores, leasing of space, food and beverage, timeshare developers, ground transportation and car rental companies, which together increased by Ps.155.3 million, or 28.7%.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets increased by Ps.556.7 million, or 197.5%, from Ps.281.9 million in 2014 to Ps.838.6 million in 2015. The main factor that determines the change in revenues from improvements to concession assets from 2014 to 2015 is the beginning of a new Master Development Programs for the 2015-2019 period, which represents the greatest committed investment for us to date. During 2015, the main commitments of improvements to concession assets included: (i) the expansion of the terminals at our Guadalajara, La Paz, Mexicali and Los Cabos airports and (ii) the adaptation of the Tijuana terminal for the cross-border bridge and the construction of the bridge. During 2015, MBJA did not undertake improvements to concession assets.

Revenues by Airport

Total revenues at most of our airports increased, mainly due to the increase in aeronautical services revenues.

Total revenues for the Guadalajara airport increased by Ps.212.0 million, or 10.3%, from Ps.2,053.4 million in 2014 to Ps.2,265.4 million in 2015 (revenues increased by Ps.280.3 million, or 15.1%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.214.9 million, or 15.0%, from Ps.1,432.5 million in 2014 to Ps.1,647.4 million in 2015, due to a Ps.210.3 million or 17.2% increase in passenger charges driven by a 12.1% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.65.4 million, or 15.3%, from Ps.426.0 million in 2014 to Ps.491.4 million in 2015, primarily due to a Ps.36.6 million increase in revenues from businesses operated by third parties, such as leasing of space, food and beverage operations, car rentals, duty-free stores and retail operations. Revenues from business lines operated by us increased by Ps.28.7 million, principally as a result of increased revenues related to the operation of the baggage screening systems, advertising and VIP lounges. Revenues from improvements to concession assets decreased by Ps.68.3 million.

Total revenues for the Tijuana airport increased by Ps.433.7 million, or 58.8%, from Ps.737.6 million in 2014 to Ps.1,171.4 million in 2015, mainly due to a Ps.274.7 million increase in revenues from improvements to concession assets from Ps.4.0 million in 2014 to Ps.278.7 million in 2015. Aeronautical services revenues increased by Ps.133.1 million, or 23.4%, from Ps.569.0 million in 2014 to Ps.702.1 million in 2015 (revenues increased by 21.7% taking into account only revenues from aeronautical and non-aeronautical services). This increase was due to an increase in passenger charges of Ps.115.6 million as well as in revenues from landing and aircraft parking charges, which together increased by Ps.12.7 million, and, to a lesser extent, an increase in airport security charges, leasing of space to airlines and complementary services, which together increased by Ps.4.8 million. Non-aeronautical services revenues increased by Ps.26.0 million, or 15.8%, from Ps.164.6 million in 2014 to Ps.190.6 million in 2015, primarily due to an increase of Ps.12.5 million from business lines operated by us, including car parking, VIP lounges, advertising and operation of the baggage screening systems, as well as an increase of Ps.13.5 million in revenues from business lines operated by third parties, including from leasing of space, food and beverage operations, retail operations and car rentals and leasing.

Total revenues for the Los Cabos airport increased by Ps.263.0 million, or 26.9%, from Ps.977.4 million in 2014 to Ps.1,240.4 million in 2015, mainly due to an increase of aeronautical services revenues by Ps.124.1 million, or 20.7%, from Ps.599.9 million in 2014 to Ps.724.0 million in 2015. This increase was mainly due to a Ps.118.4 million, or 23.8%, increase in passenger charges driven by a 11.2% increase in passenger traffic, and increases in landing charges, aircraft parking charges, leasing of space to airlines and airport security charges totaling Ps.5.7 million. Non-aeronautical services revenues increased by Ps.68.7 million, or 20.7%, from Ps.331.5 million in 2014 to Ps.400.1 million in 2015, primarily due to a Ps.57.3 million increase in revenues from business lines operated by third parties, including food and beverage operations, car rentals, leasing of space to timeshare developers and duty-free operations, as well as a Ps.11.4 million increase in revenues from business lines operated by us, including convenience stores and VIP lounges. Revenues from improvements to concession assets increased by Ps.70.2 million.

Total revenues for the Montego Bay airport were Ps.995.7 million for the period from April 1 through December 31, 2015. Aeronautical services revenues amounted to Ps.731.6 million for the period from April 1 through December 31, 2015 (representing 73.5% over total revenues), mainly due to passenger charges for Ps.417.2 million, complementary service providers for Ps.170.4 million and landing charges for Ps.70.6 million. Non-aeronautical services revenues were Ps.264.1 million for the period from April 1 through December 31, 2015 (representing 26.5% over total revenues), primarily due to Ps.236.5 million in revenues from businesses operated by third parties, such as leasing of space, food and beverage operations, car rentals, duty-free store and retail operations. Revenues from business lines operated by us amounted to Ps.27.6 million, principally as a result of revenues related to the operation of the baggage screening systems and advertising. MBJA did not record revenues from improvements to concession assets for the period from April 1 through December 31, 2015.

Total revenues for the Puerto Vallarta airport increased by Ps.225.8 million, or 29.7%, from Ps.760.2 million in 2014 to Ps.986.0 million in 2015, mainly due to a Ps.142.5 million, or 26.1%, increase in aeronautical services revenues, from Ps.545.9 million in 2014 to Ps.688.4 million in 2015 (revenues increased by Ps.199.1 million, or 26.7%, taking into account only revenues from aeronautical and non-aeronautical services). This increase was due to an increase in passenger charges of Ps.143.3 million, itself caused principally by a 14.9% increase in passenger traffic, whereas revenues from complementary services provided and airport security charges increased in the aggregate by Ps.6.0 million, and partially offset by a combined decrease of Ps.6.8 million in landing and aircraft parking charges and leasing of space. Non-aeronautical services revenues increased by Ps.56.6 million, or 28.3%, from Ps.199.7 million in 2014 to Ps.256.3 million in 2015, primarily due to a Ps.42.4 million increase in revenues from businesses operated by third parties, including retail operations, leasing of space to timeshare developers, car rentals and duty-free store, as well as an increase in revenues from business lines operated by us of Ps.14.2 million, including revenues related to the operation of the baggage screening systems, convenience stores and VIP lounges. Revenues from improvements to concession assets increased by Ps.26.7 million in 2015 as compared to 2014.

Total revenues for the Guanajuato airport increased by Ps.110.1 million, or 41.6%, from Ps.264.3 million in 2014 to Ps.374.4 million in 2015, mainly due to a Ps.63.9 million, or 31.6%, increase in aeronautical services revenues, from Ps.202.5 million in 2014 to Ps.266.4 million in 2015 (revenues increased by Ps.83.6 million, or 31.8%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.63.9 million, or 31.6%, from Ps.202.5 million in 2014 to Ps.266.4 million in 2015, mainly due to a 22.1% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.19.7 million, or 32.6%, from Ps.60.3 million in 2014 to Ps.80.0 million in 2015. This increase is a result of a Ps.11.5 million increase in revenues from businesses operated by us, such as advertising, car parking charges and the operation of the baggage screening systems, as well as a Ps.8.2 million increase in revenues from businesses operated by third parties, including the leasing of space, car rentals and retail operations. The revenues from improvements to concession assets increased by Ps.26.5 million in 2015, as compared to 2014.

Total revenues for the Hermosillo airport increased by Ps.80.6 million, or 34.2%, from Ps.235.3 million in 2014 to Ps.315.9 million in 2015, primarily due to a Ps.50.3 million increase in revenues from improvements to concession assets, from Ps.6.6 million in 2014 to Ps.56.9 million in 2015 (revenues increased by Ps.30.3 million, or 13.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by 14.6% or Ps.25.3 million, from Ps.173.8 million in 2014 to Ps.199.1 million in 2015, mainly due to a 1.7% increase in passenger traffic. Non-aeronautical services revenues increased by 9.0% or Ps.4.9 million, from Ps.54.9 million in 2014 to Ps.59.8 million in 2015, primarily due to a Ps.3.4 million increase in revenues from business lines operated by us, including the operation of the baggage screening systems, advertising, convenience stores and VIP lounges, as well as due to a Ps.1.5 million increase in revenues from business lines operated by third parties, primarily resulting from the leasing of space, car rentals, and ground transportation.

Total revenues for our other six Mexican airports increased by Ps.239.9 million, or 46.3%, from Ps.517.9 million in 2014 to Ps.757.7 million in 2015, mainly due to an increase of Ps.176.6 million, or 1,246.5%, from Ps.14.2 million in 2014 to Ps.190.8 million in 2015, in revenues from improvements to concession assets (revenues increased by Ps.63.3 million, or 12.6%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues at these airports increased by Ps.57.9 million, or 14.4%, from Ps.402.2 million in 2014 to Ps.460.0 million in 2015, mainly due to a 9.0% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.5.4 million, or 5.3%, from Ps.101.5 million in 2014 to Ps.106.9 million in 2015, primarily due to a Ps.2.6 million increase in revenues from businesses operated by us, including advertising, car parking charges and the operation of the baggage screening systems, as well as a Ps.2.8 million increase in revenues from businesses operated by third parties, including the leasing of space, car rentals and communications services.

Operating Costs

Total operating costs during 2015 increased by Ps.1,237.2 million, or 44.5%, compared to 2014, mainly due to the consolidation of MBJA, which had operating expenses of Ps.653.7 million. This amount primarily comprises depreciation and amortization costs of Ps.220.6 million (which included the amortization of the Montego Bay airport concession’s fair value by Ps.116.9 million), concession tax costs of Ps.171.1 million, employee costs of Ps.77.6 million, utilities costs of Ps.60.5 million, safety, security and insurance costs of Ps.46.4 million and maintenance costs of Ps.44.3 million. The value of the Montego Bay airport concession was determined from the fair value of the DCA and MBJA acquisition. See “– Critical Accounting Policies – Fair Value of the DCA Acquisition Assets.” Operating costs for our Mexican airports in 2015 increased by Ps.583.5 million, or 21.0%, compared to 2014.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security, insurance, utilities and other expenses, increased by Ps.396.7 million, or 34.1%, from Ps.1,161.6 million in 2014 to Ps.1,558.3 million in 2015 primarily due to the consolidation of MBJA, which had cost of services of Ps.262.2 million. Employee costs increased by Ps.109.2 million, or 27.8%, mainly due to the consolidation of Ps.77.6 million for the Montego Bay airport. Maintenance expenses increased by Ps.78.5 million, or 35.1%, mainly due to Ps.44.4 million for the Montego Bay airport, caused by routine maintenance on runways, security equipment, machinery and equipment, in addition to major maintenance undertaken in certain operational areas. Safety, security and insurance expenses increased by Ps.56.8 million, or 29.5%, mainly due to the consolidation of Ps.46.4 million expenses at the Montego

Bay airport, as a result of an increase in security. Utility expenses increased by Ps.44.4 million, or 30.0%, mainly due to the consolidation of MBJA which had an electricity cost of Ps.60.5 million. Other expenses increased by Ps.107.7 million (taking into account Ps.33.4 million of other expenses for the Montego Bay airport), or 52.9%, mainly due to increases in professional fees for legal defense and corporate consulting relating to the acquisition of DCA, as well as the development of projects to build or renovate a hotel, offices and commercial areas.

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

Technical Assistance Fees

Technical assistance fees increased by Ps.42.3 million, or 21.8%, from Ps.194.2 million in 2014 to Ps.236.5 million in 2015. This increase was mainly due to an increase in our consolidated income from operations, which is used to calculate the technical assistance fee due to AMP. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

As a result of increased revenues (excluding revenues from improvements to concession assets as they do not form part of income for purposes of the government concession tax), government concession taxes increased by 84.7%, from Ps.261.6 million in 2014 to Ps.483.1 million in 2015. This increase was mainly due to the consolidation of MBJA, which had concession taxes of Ps.171.1 million.

Depreciation and Amortization

Depreciation and amortization increased by Ps.231.2 million, or 25.0%, from Ps.925.2 million in 2014 to Ps.1,156.4 million in 2015, mainly due to the consolidation of MBJA which had an amortization expense of Ps.220.6 million (including the amortization of the Montego Bay Airport concession’s fair value by Ps.116.9 million), and, to a lesser extent, the growth in infrastructure resulting from our fulfillment of our Master Development Programs and our commitment to provide better services to our clients.

Other Expense (Income)

Other income increased by Ps.211.2 million, or 486.3%, mainly due to the recognition of the Ps.189.8 million for bargain purchase gain from the determination of the fair value for the acquisition of DCA and MBJA. This is a one-time effect that is explained further under “Critical Accounting Policies – Fair Value of the DCA Acquisition Assets” below. Other income also increased due to other services provided by DCA of Ps.30.4 million, which was partially offset by the cost of repairs caused by natural disasters, net of the insurance recovery, for Ps.7.6 million, among others.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets increased by Ps.556.8 million, or 197.5%, from Ps.281.9 million in 2014 to Ps.838.6 million in 2015. The primary factor influencing the increase in cost of improvements to concession assets from 2014 to 2015 was the change in amounts allocated in our Master Development Programs for 2015 as compared to 2014. MBJA did not undertake any improvements to concession assets at the Montego Bay airport in 2015.

Operating Costs by Airport

Operating costs for the Guadalajara airport increased by Ps.32.1 million, or 3.6%, from Ps.881.5 million in 2014 to Ps.913.7 million in 2015. This increase was primarily due to a Ps.81.6 million, or 18.5%, increase in the cost of services, mainly in utilities, safety, security and insurance and maintenance, as well as a Ps.18.8 million increase in depreciation and amortization (operating costs increased by Ps.100.4 million, or 14.6%, without including the cost of improvements to concession assets). The increase was partially offset by a Ps.68.3 million decrease in the cost of improvements to concession assets from Ps.194.9 million in 2014 to Ps.126.6 million in 2015.

Operating costs for the Tijuana airport increased by Ps.304.9 million, or 79.5%, to from Ps.383.4 million in 2014 to Ps.688.3 million in 2015. This increase was mainly due to a Ps.274.7 million increase in the cost of improvements to concession assets from Ps.4.0 million in 2014 to Ps.278.7 million, and, to a lesser extent, an increase of Ps.32.2 million, or 13.1%, in the cost of operation mainly in safety, security and insurance, professional services and other expenses, from Ps.244.3 million in 2014 to Ps.276.5 million in 2015. This increase was partially offset by a Ps.2.0 million decrease in depreciation and amortization. Operating costs increased by Ps.30.2 million, or 8.0%, without including improvements to concession assets.

Operating costs for the Los Cabos airport increased by Ps.113.8 million, or 24.6%, from Ps.463.5 million in 2014 to Ps.577.3 million in 2015. This increase was mainly due to a Ps.70.2 million, or 152.3%, increase in the cost of improvements to concession assets from Ps.46.1 million in 2014 to Ps.116.3 million in 2015, as well as due to a Ps.61.0 million, or 26.5%, increase in the cost of operation mainly in safety, security and insurance, services and other expenses, from Ps.230.4 million in 2014 to Ps.291.4 million in 2015. The increase was partially offset by a Ps.17.4 million decrease in depreciation and amortization, mainly due to remodeling costs required following terminal damage caused by Hurricane Odile in 2014. Operating costs increased by Ps.43.6 million, or 10.5%, without including improvements to concession assets.

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

Operating costs for the Puerto Vallarta airport increased by Ps.47.7 million, or 13.2%, to Ps.409.3 million in 2015 from Ps.361.6 million in 2014. This increase was primarily due to a Ps.26.8 million, or 183.5%, increase in the cost of improvements to concession assets, as well as a Ps.16.8 million, or 7.6%, increase in the cost of services, driven by an increase in the cost of supplies for convenience stores and maintenance cost. Operating costs increased by Ps.20.9 million, or 6.0%, without including of improvements to concession assets.

Operating costs for the Guanajuato airport increased by Ps.37.1 million, or 28.1%, from the Ps.132.1 million recorded in 2014 to Ps.169.2 million in 2015. This increase was primarily due to a Ps.26.5 million increase in the cost of improvements to concession assets from Ps.1.5 million in 2014 to Ps.28.0 million in 2015. The cost of services increased by Ps.9.0 million, or 10.2%, mainly in maintenance costs, which was partially offset by a decrease in the cost of supplies for convenience stores, and depreciation and amortization increased by Ps.1.6 million. Operating costs increased by Ps.10.6 million, or 8.1%, without including improvements to concession assets.

Operating costs for the Hermosillo airport increased by Ps.60.9 million, or 42.1%, to Ps.205.6 million in 2015 from the Ps.144.7 million recorded in 2014. This increase was due to a Ps.50.4 million increase in the cost of improvements to concession assets from Ps.6.6 million in 2014 to Ps.57.0 million in 2015. The cost of services increased by Ps.9.2 million, mainly in maintenance and the cost of supplies for convenience stores, and depreciation and amortization increased by Ps.1.4 million. Operating costs increased by Ps.10.6 million, or 7.7%, without including improvements to concession assets.

Operating costs for our six other Mexican airports increased by Ps.190.1 million, or 42.2%, from the Ps.450.0 million recorded in 2014 to Ps.640.1 million in 2015. This increase was primarily due to a Ps.176.6 million increase in the cost of improvements to concession assets from Ps.14.2 million in 2014 to Ps.190.8 million in 2015. Additionally, the cost of services increased by Ps.37.0 million, and depreciation and amortization increased by Ps.4.3 million. Operating costs increased by Ps.13.5 million, or 3.1%, without including improvements to concession assets.

Operating Income

Operating income increased by Ps.1.3 billion, or 47.9%, from Ps.2.8 billion in 2014 to Ps.4.1 billion in 2015. This increase was due to higher revenue in 2015 and the consolidation of MBJA, (which contributed Ps.341.3 million), which was partially offset by increases in expenses. Our operating margin increased by 50 basis points, from 49.9% in 2014 to 50.4% in 2015 (taking into account only the sum of aeronautical and non-aeronautical services revenues, the operating margin increased by 380 basis points in 2015, from 52.5% to 56.3%).

Operating margin is calculated by dividing income from operations at each airport by total revenues for that airport. Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta airports, which handle the majority of our international passengers. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because of a combination of (i) a high initial concession value, and consequently larger amortizations thereof, and (ii) lower revenues due to low maximum rates applicable to aeronautical services.

Operating Income by Airport

Operating income for the Guadalajara airport increased by Ps.179.8 million, or 15.3%, from Ps.1.2 billion in 2014 to Ps.1.4 billion in 2015, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.280.3 million. Additionally, operating costs increased by Ps.32.1 million and depreciation and amortization increased by Ps.18.8 million. The operating margin increased by 260 basis points, from 57.1% to 59.7% (operating margin increased by 10 basis points, from 63.1% to 63.2%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Tijuana airport increased by Ps.128.9 million, or 36.4%, from Ps.354.2 million in 2014 to Ps.483.1 million in 2015, primarily due to an increase in aeronautical and non-aeronautical services revenues as a result of an increase in passenger traffic. The operating margin decreased by 680 basis points, from 48.0% to 41.2% (operating margin increased by 580 basis points, from 48.3% to 54.1%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Los Cabos airport increased by Ps.149.1 million, or 29.0%, from Ps.514.0 million in 2014 to Ps.663.1 million in 2015, primarily due to an increase in aeronautical and non-aeronautical services revenues. The operating margin increased by 90 basis points, from 52.6% to 53.5% (operating margin increased by 380 basis points, from 55.2% to 59.0%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Montego Bay airport amounted to Ps.341.3 million for the period from April 1 through December 31, 2015. The operating margin was 34.3%, taking into account only the sum of aeronautical and non-aeronautical services revenues.

Operating income for the Puerto Vallarta airport increased by Ps.178.2 million, or 44.7%, from Ps.398.5 million in 2014 to Ps.576.7 million in 2015, mainly due to an increase in aeronautical and non-aeronautical services revenues as a result of the increase in passenger traffic greater than the corresponding increase in operating costs. The operating margin increased by 610 basis points, from 52.4% to 58.5% (operating margin increased by 750 basis points, from 53.5% to 61.0%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Guanajuato airport increased by Ps.73.0 million, or 55.2%, from Ps.132.2 million in 2014 to Ps.205.2 million in 2015, primarily due to an increase in aeronautical and non-aeronautical services revenues. The operating margin increased by 480 basis points, from 50.0% to 54.8% (operating margin increased by 890 basis points from 50.3% to 59.2%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Hermosillo airport increased by Ps.19.7 million, or 21.7%, from Ps.90.7 million in 2014 to Ps.110.3 million in 2015, primarily due to an increase in aeronautical and non-aeronautical services revenues. The operating margin decreased by 360 basis points, from 38.5% to 34.9% (operating margin increased by 300 basis points from 39.6% to 42.6%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for our six other Mexican airports increased by Ps.49.8 million, or 73.4%, from Ps.67.8 million in 2014 to Ps.117.6 million in 2015. The change in operating income was primarily due to a higher percentage increase in the sum of aeronautical and non-aeronautical services revenues as compared to our fixed costs. The operating margin increased by 240 basis points, from 13.1% to 15.5% (operating margin increased by 1,060 basis points from 15.6% to 26.2%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Finance Income (Cost)

Our financial cost increased by Ps.448.8 million in 2015 as compared to 2014, from an expense of Ps.8.0 million in 2014 to an expense of Ps.456.8 million in 2015. This increase was mainly due to the foreign exchange rate loss of Ps.344.3 million in 2015 as compared to 2014, from an income of Ps.7.2 million in 2014 to an expense of Ps.337.1 million in 2015, as a result of a peso depreciation from Ps.14.71 per U.S. dollar at December 31, 2014 to Ps.17.20 per U.S. dollar at December 31, 2015, derived from the U.S.$191.0 million U.S. dollar-denominated loan obtained in connection with the acquisition of DCA, which was partially offset by the exchange rate gain of Ps.35.9 million in 2015. The effect of the foreign exchange rate loss was partially offset by the recognition of Ps.482.4 million in revenues from currency translation effects in 2015, recognized within other comprehensive income, in accordance with applicable norms. Additionally, we incurred the following financial expenses: (i) Ps.138.9 million in interest expense paid on loans for capital investments in Mexico; (ii) Ps.36.2 million in financing interest expenses related to MBJA’s debt and (iii) Ps.23.4 financing interest expenses paid for the acquisition of DCA. These expenses were partially offset by an increase in interest income of Ps.80.1 million.

Income Taxes

As compared with 2014, income taxes increased by Ps.332.7 million, from Ps.514.6 million in 2014 to Ps.847.3 million in 2015. MBJA’s income tax expense was Ps.74.1 million, while the Mexican airports’ current tax increased by Ps.195.4 million and deferred tax decreased by Ps.63.2 million due to a 2.1% inflation rate in 2015 as compared to a 4.1% inflation rate in 2014. Our effective tax rate increased from 19% in 2014 to 23% in 2015 primarily due to a decrease in the favorable effects of inflation from non-monetary assets from Ps.345.8 million in 2014 to Ps.138.9 million in 2015.

Net Income and Comprehensive Income Attributable to Controlling Interest

Net income and comprehensive income increased by Ps.1,010.6 million, or 45.1%, from Ps.2,242.5 million in 2014 to Ps.3,253.2 million in 2015, mainly due to a Ps.1,323.5 million increase in operating income comprising a Ps.792.3 million increase in our Mexican airports’ operating income, a Ps.341.5 million increase from the consolidation of the Montego Bay airport and a Ps.189.8 increase due to bargain purchase gain from the acquisition of DCA. This effect was offset by a Ps.269.5 million increase in income taxes and a $63.2 million decrease in deferred tax. Our net margin decreased from 40.4% in 2014 to 34.2% in 2015 (taking into account only aeronautical and non-aeronautical services revenues, net margin decreased from 42.6% to 38.1%).

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

Total liabilities increased by Ps.6,317.2 million compared to the same period in 2014. This increase was primarily due to (i) the U.S.$191.0 million (Ps.3,286.4 million) bridge loan obtained for the acquisition of 100% of DCA’s shares, (ii) a Ps.850.0 million increase in capital market debt for capital expenditures financing, (iii) MBJA financial debt of Ps.663.9 million, (iv) deferred tax liabilities of Ps.818.8 million due to the Montego Bay airport’s concession assets, (v) accounts payable of Ps.336.6 million, (vi) deposits received in guarantee from our airline customers for the collection of passenger fees and from other clients of Ps.128.3 million, (vii) income taxes payable of Ps.99.4 million and (viii) concession taxes payable of Ps.79.1 million, among other liabilities.

Liquidity and Capital Resources

Historically, our operations had been funded through cash flow from operations, and we did not incur any significant indebtedness until 2007. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our Master Development Programs, and the excess of our cash flow has been added to our accumulated cash balances. In 2014, we decided to modify our leverage strategy to rely more heavily on debt issuances on the Mexican capital markets while continuing to use working capital and resources expected to be generated from operations. On April 1, 2015, we consolidated MBJA’s results of operations, including net debt in the amount of U.S.$21.4 million. In our opinion, our working capital is sufficient to meet our present obligations.

As of December 31, 2014, 2015 and 2016, we had Ps.1,595.5 million, Ps.2,996.5 million and Ps.5,188.2 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2014, 2015 and 2016. In 2016, we had Ps.72.4 million in derivative financial instruments.

Cash Flows

Cash flows for the year ended December 31, 2016 as compared to cash flows for the year ended December 31, 2015

Cash and cash equivalents increased by Ps.2,191.6 million, or 73.1%, from Ps.2,996.5 million in 2015 to Ps.5,188.2 million in 2016, mainly due to Ps.5,641.2 million in net cash flows provided by operating activities, an increase of 14.2% from Ps.4,904.8 million in 2015. The increase in net cash provided by operating activities was primarily due to: (i) profit for the year of Ps.3,353.6 million (a 21.0% increase compared to 2015), (ii) an increase in cash collected from recoverable income tax and other current assets of Ps.116.2 million, as well as (iii) an increase in deposits received in guarantee of Ps.204.0 million, and was partially offset by an increase in income taxes paid of Ps.515.2 million. Net cash flows provided by operating activities was offset by net cash flows used in investing activities of Ps.1,816.6 million and net cash flows used in financing activities of Ps.1,771.2 million, this increase includes the issuance of debt securities in the amount of Ps.2,600.0 million.

Cash and cash equivalents were mainly used for: (i) dividend payments of Ps.2,139.1 million (Ps.1,198.3 million paid on August 25, 2016 and Ps.940.8 million paid on November 18, 2016); (ii) a capital distribution payment of Ps.1,750.2 million on May 9, 2016; (iii) purchases of machinery and equipment, improvements on leased buildings and concession assets and advance payments to suppliers of Ps.1,857.0 million; and (iv) payments of Ps.345.7 million to service the cost of debt.

Cash flows for the year ended December 31, 2015 as compared to cash flows for the year ended December 31, 2014

Cash and cash equivalents increased by Ps.1,401.0 million, or 87.8%, from Ps.1,595.5 million in 2014 to Ps.2,996.5 million in 2015. In 2015, we generated Ps.4,904.8 million in net cash flows provided by operating activities, an increase of 41.7% from Ps.3,460.2 million in 2014. The increase in net cash provided by operating activities was primarily due to: (i) profit for the year of Ps.2,770.8 million (a 23.6% increase compared to 2014), (ii) an increase in cash collected from recoverable trade accounts receivable of Ps.173.0 million, and (iii) an increase in deposits received in guarantee from clients of Ps.128.3 million, and was partially offset by an increase in accounts payable of Ps.301.5 million. Net cash flows provided by operating activities was offset by net cash flows used in investing activities of Ps.3,670.0 million, and slightly improved by net cash flows provided by financing activities of Ps.166.1 million, this increase includes the issuance of debt securities in the amount of Ps.2,600.0 million.

Cash and cash equivalents were mainly used for: (i) dividend payments of Ps.1,744.9 million (Ps.956.5 million paid on August 21, 2015 and Ps.788.4 million paid on November 4, 2015); (ii) a capital distribution payment of Ps.1,408.1 million paid on May 15, 2015; (iii) purchases of machinery and equipment, improvements on leased buildings and concession assets and advance payments to suppliers of Ps.1,128.4 billion; and (iv) payments of Ps.177.8 million to service the cost of debt.

Indebtedness

Indebtedness in Mexico

As a result of a decision to modify our leverage strategy to rely more heavily on debt issuances on the Mexican capital markets, on February 20, 2015, we made our debut issuance of long-term debt securities on the Mexican market for a total of Ps.2.6 billion, the proceeds of which were used to repay in full our outstanding bank debt of Ps.1.7 billion and to finance capital investments set forth in the Master Development Programs for 2015. The long-term debt securities were issued in two tranches with the following terms: (i) eleven million five-year debt securities issued under the ticker symbol “GAP 15” at a nominal value of Ps.100 each, for a total value of Ps.1.1 billion, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 24 basis points, and the principal will be payable at maturity on February 14, 2020; and (ii) fifteen million ten-year debt securities issued under the ticker symbol “GAP 15-2” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest is payable every 182 days at a fixed rate of 7.08%, and the principal will be payable at maturity on February 7, 2025.

On January 29, 2016, we issued another eleven million GAP 15 debt securities for a total value of Ps.1.1 billion. This issuance is a reopening of the GAP 15 debt securities originally issued on February 20, 2015, and the securities have the same characteristics as the original issuance except for the issuance date and placement price. The proceeds from this issuance were allocated to finance investments set forth in our Master Development Programs for 2016.

On July 8, 2016, we issued a tranche of fifteen million five-year debt securities under the ticker symbol “GAP 16” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest will be payable every 28 days at a variable rate of TIIE-28 plus 49 basis points. The principal is payable upon maturity on July 2, 2021. Proceeds from the issuance will be allocated to finance investments set forth in our Master Development Programs for 2016 and the first quarter of 2017.

On April 6, 2017, we issued fifteen million new five-year debt securities under the ticker symbol “GAP 17” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points, and the principal payable at maturity on March 31, 2022. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2017. In addition, to finance the acquisition of DCA in April 2015, we borrowed a total of U.S.$191.0 million through bridge loans with Scotiabank (U.S.$96 million) and BBVA Bancomer (U.S.$95 million), at the variable one-month LIBOR rate plus 70 and 60 basis points, respectively. On September 24, 2015, we signed two new unsecured credit agreements for the refinancing of the bridge loans obtained for the acquisition of DCA. The new loans, from Bank of Nova Scotia and BBVA Bancomer, for U.S.$95.5 million each, generate interest at a variable one-month LIBOR rate plus 99 and 105 basis points, respectively. The Bank of Nova Scotia and BBVA Bancomer loans were disbursed on January 19, 2016 and February 15, 2016, respectively, and have a 5-year maturity.

As of December 31, 2016, we were in compliance with all covenants stipulated by these credit agreements.

Indebtedness in Jamaica

On September 14, 2007, MBJA entered into a loan with the IFC for up to U.S.$20.0 million. The loan bears interest at a variable rate of 6-month LIBOR plus 392 basis points, with semi-annual principal and interest payments and final maturity in February 2019. As of December 31, 2016, the balance outstanding under this facility amounted to U.S.$8.1 million (Ps.167.9 million).

As part of the IFC loan transaction described above, MBJA entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million and U.S.$0.5 million, in June 2007 and February 2009, respectively. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without a fixed maturity, and are subject to prepayment restrictions. As of December 31, 2016, the outstanding balance under this facility amounted to U.S.$11.4 million (Ps.236.5 million).

On December 12, 2012, MBJA entered into a second loan with IFC for U.S.$13.5 million. The loan bears interest at a variable rate of 6-month LIBOR plus 450 basis points, with semi-annual principal and interest payments and final maturity five years from each disbursement. As of December 31, 2016, the balance outstanding under this facility amounted to U.S.$10.5 million (Ps.217.0 million).

As of December 31, 2016, we were in compliance with all covenants stipulated by these credit agreements.

Capital Expenditures

For the years ended December 31, 2014, 2015 and 2016, we had total capital expenditures of Ps.620.3 million, Ps.1.1 billion and Ps.1.8 billion, respectively. During 2014, 2015 and 2016, 17.2%, 4.2% and 3.9%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and from the indebtedness described above.

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

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For the 2014, 2015 and 2016, the total of our investments allocated but unpaid were Ps.86.4 million, Ps.221.2 million and Ps.441.5 million, respectively.

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
(thousands of pesos) (1)
2014	Ps. 620,266
2015	1,128,382
2016	1,811,802

(1)	Expressed in nominal pesos.

In 2016, we spent Ps.1.8 billion on capital expenditures in Mexico, primarily for expansion and remodeling of terminal buildings and improvements to runways, taxiways and aprons at our Guanajuato, Guadalajara, Puerto Vallarta, Los Cabos and Tijuana airports. In 2015, we spent Ps.1.1 billion on capital expenditures in Mexico, primarily for expansion and remodeling of terminal buildings and improvements to runways and aprons at our Morelia, Guadalajara and Puerto Vallarta airports and acquisition of fire trucks at all airports. In 2014, we spent Ps.620.3 million on capital expenditures, primarily for expansion and remodeling of terminal buildings and improvements to runways and aprons at our Guadalajara airport and for the border crossing at our Tijuana airport.

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

On November 18, 2014, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from April 1, 2015 through December 31, 2019 estimated to cost approximately U.S.$37.9 million. The maximum regulated charges were determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program. It is our understanding that, under the terms of the Concession Agreement with the AAJ, these committed capital investments must be met over the 5-year period and not on an annual basis. In 2016, MBJA made investments of approximately U.S.$2.4 million in capital expenditures, primarily for expansion and remodeling of the terminal and improvements to the runway and apron. In 2015, MBJA made investments of approximately U.S.$0.7 million in capital expenditures, which was fully dedicated to the replacement of equipment.

Share Repurchase Program

In the aggregate, as of December 31, 2016, we held 35,424,453 shares in our treasury worth approximately Ps.1.7 billion, at an average price of Ps.48.93 per share; as of April 7, 2017, we held 35,424,453 shares at an average price of Ps.48.93 per share.

At the General Ordinary Shareholder’s Meeting held on April 23, 2014, a share repurchase program for Series B shares was approved for a maximum amount of Ps.400 million for the twelve months following April 23, 2014. During the twelve months following April 23, 2014, we did not repurchase any shares.

At the General Ordinary Shareholder’s Meeting held on April 21, 2015, a share repurchase program for Series B shares was approved for a maximum amount of Ps.850 million for the twelve months following April 21, 2015. During the twelve months following April 21, 2015, we did not repurchase any shares.

At the General Ordinary Shareholders’ Meeting held on April 26, 2016, a share repurchase program for Series B shares was approved for a maximum amount of Ps.950 million for the twelve months following April 26, 2016. During the twelve months following April 26, 2016, we did not repurchase any shares.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with IFRS. Our significant accounting policies are described in Note 3 to our audited consolidated financial statements.

The preparation of consolidated financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities, income and expenses of the relevant period. We base our estimates and judgments on our historical experience, on technical merits for tax positions, on financial projections and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 2.g to our audited consolidated financial statements.

We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Contingencies and Provisions

We are a party to a number of legal proceedings. Under IFRS, provisions are recognized in the financial statements when: an entity has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. A provision is not recognized for contingent liabilities. Contingent liabilities must be disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

Allowance for Doubtful Accounts

We systematically and periodically review the aging and collection of our accounts receivable and recognize an allowance for doubtful accounts when evidence exists that they will not be fully recoverable, according to our bad debt policy. Moreover, because our accounts receivable are concentrated among a small number of important clients, a change in the liquidity of these clients could have a material adverse impact on the collection of our accounts receivables and our future operating results. We believe such risk is adequately covered by guarantee deposits in cash or other kind of guarantees by clients.

Income Taxes

Under IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2014, 2015 and 2016, we recognized, within the deferred income tax asset, an estimated amount of recoverable asset tax paid of Ps.233.1 million, Ps.168.1 million and Ps.94.3 million, respectively, based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. As a result of changes in Mexican tax law (see “Item 5, Operating and Financial Review and Prospects – Overview – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring in 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports, and for ourselves, which has ten years to apply its tax loss. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Based on our financial projections, up to December 31, 2016, we will recognize deferred income taxes based on that expectation. In 2014 and 2015, we reduced the recoverable income taxes paid on dividends for a total amount of Ps.32.6 million and Ps.11.4 million, respectively, in 2016 we did not pay income taxes on dividends as we did not believe we would recover those amounts in future years. Every year we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

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

Accounting for the Concession

We believe we have carried out a comprehensive implementation of the standards applicable to the accounting treatment of our concession and have determined that, among others IFRIC 12 is applicable to us. We treat our investments related to improvements and upgrades to be performed in connection with our Master Development Programs and Capital Development Program under the intangible asset model established by IFRIC 12 and do not recognize a provision for maintenance, as all investments required by the Master Development Programs and Capital Development Program, regardless of their nature, directly increase the maximum tariff per traffic unit. Accordingly, all amounts invested under the Master Development Programs and Capital Development Program have a direct correlation to the amount of fees we will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues we will be able to generate. As a result, we define all expenditures associated with investments required by the Master Development Programs and Capital Development Program as revenue-generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the Master Development Programs and Capital Development Program is mandatory, as well as the fulfillment of the maximum tariff and therefore, in case of a failure to meet any one of these obligations (Master Development Programs or Capital Development Program amounts or maximum tariff or maximum regulated charges), we could be subject to sanctions and our Mexican concessions or MBJA’s concession could be revoked. See “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – General Obligations of Concession Holders.”

Depreciation and Amortization

In light of the nature of our business and our concessions, we make certain assumptions and professional judgments regarding recognition of depreciation and amortization of our tangible and intangible assets. Depreciation of our tangible assets is calculated under the straight-line method based on the useful lives of the related assets. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis. To determine the amortization period of intangible assets, we focus either on the period over which they will generate future economic benefits or the concession term, whichever is less. We do not determine residual values for machinery, equipment, improvements and leased buildings as they are not considered to be material. As of the date of this filing, we have not made any changes to estimated useful life and depreciation and amortization methods for the years ended as of December 31, 2014, 2015 and 2016. We believe that the decisions made are the most reasonable based on information available, on the judgments made and the way in which we manage our operations.

Fair Value of the DCA Acquisition Assets

Under IFRS 3 – Business Combinations, an acquirer of a business accounts for the acquisition of a control position using the “acquisition method,” which generally recognizes the assets acquired and liabilities assumed at their acquisition-date fair values.

As a result of the DCA acquisition, we completed our measurement of the acquisition-date fair values of the acquired assets and assumed liabilities. DCA’s participation in SCL, however, was not recognized because the Santiago de Chile airport concession’s term expired on September 30, 2015. According to our estimates for 2017 and 2018, we expect to recover approximately Ps.26.0 million through dividends and capital repayments. During 2016, we recovered Ps.58.9 million through dividends and capital repayments.

Using this “acquisition method,” we measured an acquisition-date fair value of Ps.3,969.9 million for the net assets held by DCA and MBJA, comprising a non-controlling interest of Ps.852.8 million and a net asset value for our controlling interest of Ps.3,117.1 million. This acquisition-date fair value net asset amount, when compared to the total payment amount of Ps.2,927.4 million at the acquisition date, generates a bargain purchase gain in fair value of Ps.189.8 million, which is recognized in our consolidated statement of Profit or Loss and Other Comprehensive Income under Other Income.

Recently Issued Accounting Standards

The following are new or revised International Financial Reporting Standards that have been issued but are not yet effective:

Standard	Effective as of
Amendments to IFRS 7, Breakout initiative	January 1, 2017
Amendments to IFRS 12, Deferred tax assets for unrealized losses	January 1, 2017
IFRS 9 – Financial Instruments	January 1, 2018
IFRS 15 – Revenue from Contracts with Customers	January 1, 2018
IFRS 16 – Leases	January 1, 2019

The following is a summary of these recently issued accounting standards, our expected adoption methods and timelines for their implementation, as well as our assessments of their impacts on our consolidated financial position and results of operations, if any.

Amendments to IFRS 7 Disclosure initiative

These amendments, which form part of the IASB disclosure initiative, introduce additional disclosure requirements to those already in place in order to improve the information provided to users of the financial statements on financing activities. The amendments require entities to disclose information that allows users of financial statements to evaluate changes in the liabilities arising from financing activities. Although no specific format is required, the amendments indicate that one acceptable format is a reconciliation of the liabilities at the beginning and end of the period with cash flows from financing activities.

The modification will be applied prospectively for annual periods beginning on or after January 1, 2017. Early application is allowed, and companies are not required to submit comparative information for prior periods.

Amendments to IFRS 12 Deferred tax assets for unrealized losses

These amendments clarify the principles established regarding the recognition of deferred tax assets for unrealized losses in relation to the following three aspects:

•	Unrealized losses on debt instruments measured at fair value whose tax bases are linked to their cost may give rise to a deductible temporary difference, regardless of whether recovery of the book value is expected by holding the debt instrument to expiration (in other words, assuming a recovery above its fair value) or selling it.

•	When estimating probable future taxable profits, an asset is deemed recovered at a value greater than book value if such recovery is probable and the asset is not a deteriorated asset.

•	When analyzing the recoverability of such deductible temporary differences and comparing them with future taxable profits, the taxable income resulting from the reversal of such temporary deductible differences need not be included.

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition. A revised version of IFRS 9 was issued in July 2014 that included impairment requirements for financial assets and limited amendments to the classification and measurement requirements introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments. In November 2014, IFRS 9 was amended again to include the new requirements for general hedge accounting.

Key requirements of IFRS 9:

•	All recognized financial assets within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in net income (loss).

•	With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to occur before credit losses are recognized.

•	The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. IFRS 9 introduces greater flexibility to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship.” Retrospective assessment of hedge effectiveness is no longer required. IFRS 9 also introduces enhanced disclosure requirements about an entity’s risk management activities.

We are in the process of performing an assessment on how IFRS 9 Financial Instruments will impact our consolidated financial positions and results of operations. Once this assessment is concluded, we will have a reasonable perspective regarding the impact that this new standard will have on our consolidated financial statements.

We plan to take advantage of the exemption allowing us not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 generally will be recognized in retained earnings and reserves as at January 1, 2018. We will continue accounting for financial assets and financial liabilities before January 1, 2018 under the previous revenue recognition standard.

Even though the impact analysis mentioned above is still in progress, we believe that, apart from the additional disclosure requirements to be fulfilled, there will be no significant changes on our consolidated financial position and results of operations as compared to the financial information reported under the current accounting standards.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations, when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Specifically, IFRS 15 introduces a five-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the company satisfies a performance obligation

Under IFRS 15, a company recognizes revenue when (or as) a performance obligation is satisfied, i.e., when control of the goods or services underlying the particular performance obligation is transferred to the customer. IFRS 15 adds more prescriptive guidance to deal with specific scenarios and also requires more extensive disclosures.

We plan to use the practical records for completed contracts. This means that completed contracts that began and ended in the same comparative period, as well as contracts that are contracts terminated at the beginning of the earliest period presented, are not restated.

We are in the process of performing an assessment on how IFRS 15 will impact our consolidated financial positions and results of operations. Once this assessment is concluded. We will have a reasonable perspective regarding the impact that this new standard will have on our consolidated financial statements.

We have decided to apply the “cumulative effect approach” for purposes of our transition to IFRS 15, which means that the comparative periods presented on the consolidated financial statements will remain unmodified and we will only start applying IFRS 15 as of January 1, 2018. We will continue accounting for contracts and related revenues before January 1, 2018 under the previous revenue recognition standard.

Even though the impact analysis mentioned above is still in progress, we believe that, apart from the additional disclosure requirements to be fulfilled, there will be no significant changes on our consolidated financial position and results of operations as compared to the financial information reported under the current accounting standards.

IFRS 16 Leases

IFRS 16, issued in January 2016, supersedes IAS 17 “Leases” and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been adopted.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets, is depreciated accordingly and accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 typically had straight-line expenses), as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a term of twelve months or less and containing no purchase options (this election is made by class of underlying asset), and for leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by-lease basis).

IFRS 16 establishes different transitional provisions, including retrospective application or the modified retrospective application where the comparative period is not restated.

We are in the process of performing an assessment on how IFRS 16 will impact our consolidated financial positions and results of operations. Once this assessment is concluded, we will have a reasonable perspective regarding the impact that this new standard will have on our consolidated financial statements.

We have decided to adopt IFRS 16 early on January 1, 2018 and to apply the “partial retrospective approach” for purposes of transitioning to IFRS 16. This means that the comparative periods presented on the consolidated financial statements will remain unmodified and we will only start applying IFRS 16 as of January 1, 2018. We will continue accounting for leases before January 1, 2018 under the previous standard.

Even though the impact analysis mentioned above is still in progress, we believe that, apart from the additional disclosure requirements to be fulfilled, there will be no significant changes on our consolidated financial position and results of operations as compared to the financial information reported under the current accounting standards.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016:

	Payments due by period
	Total	Less than 1 year(4)	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps. 2,223.8	Ps. 1,157.7	Ps. 1,066.1	Ps. n/a-	Ps. n/a
Capital Development Program (7)	502.7	294.0	208.7	n/a	n/a
Purchase Obligations (2)	322.9	121.7	201.2	n/a	n/a
Debt	9,814.2	84.8	265.1	7,727.8	1,736.5
Interest from Debt (6)	1,679.7	336.6	646.4	320.9	375.8
Operating Lease Obligations (3)	79.0	20.9	39.1	19.0	n/a
Total	Ps. 14,622.3	Ps. 2,015.7	Ps. 2,426.6	Ps. 8,067.7	Ps. 2,112.3

(1)	Peso figures are expressed in constant pesos as of December 31, 2012, based on the Mexican PPI’s construction price index.
(2)	Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2014. For the peso calculation, we assume an average exchange rate of Ps.21.0 per U.S.$1.00 and an annual U.S. inflation rate of 1.5%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2017.
(5)	In the fifth year of the Master Development Programs (2019), a negotiation will take place with the SCT to determine the new Master Development Programs commitments for the subsequent five-year period (2020-2024).
(6)	For the interest calculations, we determined the interest payments using an average fixed interest rate of 9.85% and an average variable rate of 4.73% for the loans contracted. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”
(7)	In the fifth year of the current Capital Development Programs (2019), a negotiation will take place with the AAJ to determine the new Capital Development Program commitments for the subsequent five-year period (2020-2024).

Item 6.	Directors, Senior Management and Employees

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

At our April 21, 2015, General Ordinary Shareholders’ Meeting, several changes were approved to the composition of our board of directors, including the ratification of new members. The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors, however, this composition could change in the Ordinary Shareholders Meeting to be held on April 25, 2017. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings.”

Name	Title	Director since	Age	Alternate
Laura Díez Barroso Azcárraga(1)	Chairwoman and Director (AMP)	April 21, 2015	65	Carlos Laviada Ocejo
Eduardo Sánchez Navarro Redo(1)	Director (AMP)	April 16, 2012	71	Carlos Alberto Rohm Campos
Juan Gallardo Thurlow(1)	Director (AMP)	April 26, 2016	69	Alejandro Cortina Gallardo

Name	Title	Director since	Age	Alternate
Francisco Javier Marín San Andrés(1)	Director (AMP)	August 1, 2001	58	Rodrigo Marabini Ruíz
Alfredo Casar Pérez(3)	Director (appointed by Grupo México)	April 26, 2016	63	—
Carlos Cárdenas Guzmán(2)	Director (Independent)	September 22, 2011	66	—
Joaquin Vargas Guajardo(2)	Director (Independent)	April 16, 2012	63	—
Álvaro Fernández Garza(2)	Director (Independent)	February 26, 2014	49	—
Juan Díez-Canedo Ruíz(2)	Director (Independent)	April 23, 2014	66	—
Ángel Losada Moreno(2)	Director (Independent)	April 23, 2014	62	—
Roberto Servitje Achutegui(2)	Director (Independent)	April 16, 2012	63	—

(1)	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
(2)	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
(3)	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.

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

Juan Gallardo Thurlow. Mr. Gallardo was elected to our board of directors on April 26, 2016. Mr. Gallardo currently is the chairman of the board of directors of Organización CULTIBA (the holding company for GEPP and Grupo Azucarero), and the chairman of the board of Grupo Azucarero México, the largest sugar mill group in Mexico. Mr. Gallardo is also a member of the board of directors of Caterpillar Inc. and Banco Santander (Mexico) S.A., as well as a member of the international advisory councils of Bombardier, Rabobank and Lafarge. Mr. Gallardo was previously a member of the Consejo Mexicano de Negocios, A.C. and of the Consejo Empresarial de América Latina; and coordinator of COECE, a special ad-hoc alliance of all Mexican private sector organizations formed to promote increased trade between Mexico, the United States and Canada and the rest of the world, particularly in the context of NAFTA and the Free Trade Agreement with the European Union. Mr. Gallardo has a bachelor’s degree in law from the Escuela Libre de Derecho in Mexico City and completed the AD-II Top Management Course at IPADE in Mexico City. He was honored by the French Government with the Legion of Honor.

Francisco Javier Marín San Andrés. Mr. Marín was elected to our board of directors on August 1, 2001 as a director nominee. He is General Director of Aena, S.A. He also serves as managing director of Aena Internacional, a subsidiary that manages Aena’s operations outside of Spain. He joined Aena in 1991, and he has occupied different management positions since then, including General Director of Air Navigation, Director of Corporate Development, and Director General of Aena Internacional. He has also served in various companies and institutions including the Universidad Politécnica of Madrid, , the Civil Aviation Authority, the Eurocontrol Experimental Centre in Paris, and in the business group Indra Sistemas S.A. Mr. Marín has a degree in aeronautical engineering from the Universidad Politécnica of Madrid and a master’s degree in financial management from the Official Chamber of Commerce and Industry of Madrid, and he has completed an Executive Management Program (PADE) at the IESE Business School.

Alfredo Casar Pérez. Mr. Casar has been a director of our company since April 26, 2016. He has been a member of the board of directors of Grupo México since 1997. He is also a member of the board of directors of Ferrocarril Mexicano, S.A. de C.V., an affiliated company of Grupo México, since 1998 and its Chief Executive Officer since 1999. From 1992 to 1999, Mr. Casar served as general director and member of the board of directors of Compañía Perforadora México, S.A. de C.V. and México Compañía Constructora, S.A. de C.V., two affiliated companies of Grupo México. Mr. Casar served as Project Director of ISEFI, a subsidiary of Banco Internacional in 1991 and Executive Vice President of Grupo Costamex in 1985. Mr. Casar holds a bachelor’s degree in economics from the Autonomous Technological Institute of Mexico (ITAM), a degree in industrial engineering from Anahuac University and a master’s degree in economics from the University of Chicago.

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our board of directors since 2011, where he also serves as president of our Audit Committee. After 39 years of active service as a public accountant, he retired as a partner from Ernst & Young Mexico. Currently, he also serves on the boards of directors and audit committees of numerous large Mexican companies, including among others as: former board president of The American British Cowdray Medical Center, I.A.P., board member and president of the Audit Committee of Reaseguradora Patria, S.A., board member and Audit Committee member of Grupo Farmacias del Ahorro, board member and Audit Committee member of Anteris, Audit Committee member of Lockton Mexico, and Statutory Auditor of General de Seguros, S.A.B. He is also a member of several business and professional associations; most notably, he served as President of the Mexican Institute of Certified Public Accountants (IMCP) for 2012 to 2013. Mr. Cárdenas is a Certified Public Accountant, with a degree from the Universidad Autónoma de Guadalajara and a master’s degree in tax law from the Universidad Panamericana (IPADE).

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

Juan Díez-Canedo Ruíz. Mr. Díez-Canedo was elected as an independent director to the Company’s board of directors on April 23, 2014. From 1978 until 1988, he worked at Banco de México, where he became head of Microfinancial Programming and Economic Research. Subsequently, he led Banco Internacional (currently HSBC) through some of the major privatizations at the time, including Telmex, Mexicana de Aviación, Industrias Conasupo and Fertimex. From 1995 to 1996, he was EVP of Grupo Maseca (GRUMA), and from 1995 to 1999, he was EVP of Banorte. In 1999, he was appointed CEO of CINTRA, the holding company for the Mexican airlines Aeroméxico Group and Mexicana. From 2001 to 2009, he was president of FODECO, a consulting firm. Since 2009, he serves as the president of Financiera Local, S.A. de C.V. SOFOM ENR. He has been an independent member of the boards of directors of Banco Mercantil del Norte (Banorte), Gruma (and its subsidiary Maseca), Gimsa, Telmex, Alcatel, Fondo de Cultura Económica and Deportes Martí. He is currently also a member of the board of Agrofinanciera del Noroeste, TdA (Titulización de Activos Madrid España), and the Regional Metropolitan Board of Banorte. Mr. Díez-Canedo holds a bachelor’s degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from the Massachusetts Institute of Technology.

Ángel Losada Moreno. Mr. Losada was elected as an independent director to the Company’s board of directors on April 23, 2014. He is currently chairman of the board of directors and CEO of Grupo Gigante, S.A.B. de C.V. He is a member of the boards of directors of Banco Nacional de México, S.A. (Citi Banamex Group), the Federico Gómez Children’s Hospital and Laboratorios Novag. He has also served as chairman of the board of directors of the Mexican National Association of Retailers (Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., or ANTAD), as a director and member of the board of directors of the Food Marketing Institute of the United States and as member of the board of Mexico City’s National Chamber of Commerce. Mr. Losada holds a bachelor’s degree in business administration from Universidad Anáhuac.

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

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Fernando Bosque Mohíno	Chief Executive Officer	January 1, 2011	63
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	46
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	64
Jorge Luis Valdespino Rivera	Director of Human Resources	August 21, 2006	53
Tomás Enrique Ramírez Vargas	Director of Commercial Activities	August 1, 2013	36
José Ángel Martínez Sánchez	Director of Technical Operations	May 7, 2016	41

Fernando Bosque Mohíno. Mr. Bosque was named our CEO effective January 1, 2011. He has over 35 years of experience in the airport sector. He began his career in 1976 the Federal Aviation and Transportation Department in Spain. Up to December 2010, he served as the CEO of MBJA, appointed by Abertis. He has extensive knowledge of the airport industry, having previously been the CFO of AENA Internacional, one of our strategic partners. He served as a member of ASUR’s Board, working as Ferrovial’s concession director, and consequently has a strong understanding of the privatization structure of Mexican Airports. Mr. Bosque is a graduate in economics and business from the Universidad Autónoma de Madrid.

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

Jorge Luis Valdespino Rivera. Mr. Valdespino was named our Director of Human Resources in August 2006. He has twenty-five years of experience as a human resources executive. Previously, he worked in human resources in different industries, including energy, pharmaceutical, automotive and aeronautics. Currently, Mr. Valdespino also serves as President of the Human Resources Committee for the Latin American and Caribbean Association of International Airports (ACI-LAC). Mr. Valdespino received an undergraduate degree in business administration and a postgraduate degree in human resources from the Universidad Tecnológica de México, and a master’s degree in human talent management from the Universidad Panamericana.

Tomás Enrique Ramírez Vargas. Mr. Ramírez was named our Director of Commercial Activities in August 2013. He joined our comppany in 2007 as the Commercial Development Manager. Previously, he worked for Deloitte and Promotora y Operadora de Infraestructura (Pinfra). In addition, he was part of our Aeronautical Revenues and Air Service Development team from 2004 to 2006. Mr. Ramírez holds a bachelor’s degree in management and finance from the Universidad Panamericana and has a joint MBA from the Thunderbird School of Global Management and the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

José Ángel Martínez Sánchez. Mr. Martínez was named our Director of Technical Operations in May 2016. Previously, he worked at AENA in several capacities within Airport Engineering and Maintenance. Most recently, as part of AENA Internacional, he was Manager of Technical Operations for five years in Colombia, supporting the Cartagena de Indias, Cali and Barranquilla airports. He was also the AENA manager responsible for the takeover of the London-Luton Airport in the United Kingdom. Mr. Martínez holds a degree in Aeronautical Engineering with a specialization in Airports and Air Transport. He also holds an MBA from the Universidad Rey Juan Carlos in Madrid, and a master’s degree in Infrastructures, Equipment and Services Management from the Universidad Politécnica in Madrid.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

For 2016, the aggregate compensation paid to our directors designated by our Series B shareholders was approximately Ps.5.0 million. The compensation paid to the director appointed by Grupo México was of approximately Ps.0.6 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors receive a base annual compensation of approximately U.S.$44,100 for their service on our board of directors. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee receives an additional 35% of the base annual compensation; members of our Audit Committee receive 20% of the base annual compensation; and members of our Acquisition Committee and our Compensation Committee receive 10% of the base annual compensation.

The compensation paid to our six executive officers amounted to Ps.27.7 million in 2016, of which 70% was salary, 29% was bonuses and 1% was other compensation. We have not established any pension, retirement or similar benefits or arrangements for these individuals through 2016. However, in 2016 we established a new long-term cash bonus incentives plan for our executives, which seeks to encourage the retention and development of key management within the Company. The executive officers’ rights to exercise this compensation plan will vest at the end of 2019, subject to achieving certain performance and profitability targets for the Company, including share price, distributions to shareholders, operating profitability, net income and capital expenditures.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, shall have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Fernando Bosque Mohíno, CEO, who chairs the committee; Carlos Alberto Rohm Campos; Alejandro Cortina Gallardo; Saúl Villarreal García, Chief Financial Officer; Tomás Enrique Ramírez Vargas, Director of Commercial Activities; and José Ángel Martínez Sánchez, Director of Technical Operations. Carlos Manuel Porrón Suarez, Santiago Riveroll and Carlos Laviada Ocejo serve as alternates for Fernando Bosque Mohíno, Carlos Alberto Rohm Compos and Alejandro Cortina Gallardo, respectively.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for: (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. The Audit and Corporate Practices Committee is also responsible for reviewing our corporate governance and all related-party transactions (according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit and Corporate Practices Committee of the number of members representing 20% of the committee’s total members, but at least one member who must also fulfill applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit and Corporate Practices Committee must at all times be compliant with all applicable laws and regulations, including independence requirements, for every jurisdiction in which our securities are listed or quoted. As of the date of this report, the Audit and Corporate Practices Committee comprises the following directors: Carlos Cárdenas Guzmán serves as president and Juan Díez-Canedo Ruíz and Ángel Losada Moreno serve as members.

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

Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Eduardo Sánchez Navarro Redo and Joaquin Vargas Guajardo. Rodrigo Marabini Ruíz was elected to serve as an alternate member to Eduardo Sánchez Navarro Redo. A secretary has also been appointed who is not a member of the committee.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within the scope of its subject matter. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Rodrigo Marabini Ruíz and Álvaro Fernández Garza. Laura Díez Barroso Azcárraga was elected to serve as an alternate member to Rodrigo Marabini Ruíz.

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2014	2015	2016 (2)
By category of activity:
Airport operations	524	523	534
Airport maintenance	142	142	144
Administration(1)	211	213	217
Fundación GAP	—	7	16
By geographic location:
Guadalajara	132	139	146
Tijuana	88	84	91
Los Cabos	82	78	81
Puerto Vallarta	80	86	87
Hermosillo	54	54	54
Guanajuato	53	53	54
La Paz	44	43	43
Mexicali	42	44	44
Aguascalientes	45	44	44
Morelia	49	47	47
Los Mochis	38	39	39
Manzanillo	33	33	34

Total(1)	877	885	911

(1)	Total at December 31, 2014, 2015 and 2016 includes 137, 141 and 147 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.
(2)	As of December 31, 2016, CORSA employed 419 people, SIAP employed 406 people, PCP employed 70 people and Fundación GAP employed 16.

As of December 31, 2016, 52.6% of our employees were non-unionized employees. The remaining 47.4% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of ASA as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to each one of our twelve airport subsidiaries; which is negotiated by the respective local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2016, we successfully renegotiated our collective bargaining agreements, thereby securing a favorable and productive work environment for our employees for 2017 and 2018. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During October 2018, we will begin renegotiating our collective bargaining agreements.

We offer a savings plan available to all of our Mexican employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2014, 2015 and 2016, we made a total of Ps.15.1 million, Ps.17.0 million and Ps.17.7 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Mexican Treasury Department.

Employees in Jamaica

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees in Jamaica

	December 31,
	2015	2016
By category of activity:
Airport operations	71	76
Airport maintenance(1)	48	48
Administration	49	31

Total	168	155

(1)	Total at December 31, 2016 includes 25 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainages and general labor tasks.

As of December 31, 2016, 28.4% of MBJA’s employees, comprising management and contract staff, were non-unionized employees and the remaining 71.6% employees were unionized. The unionized employees are members of two local trade unions: the Trade Union Congress (“TUC”) and Union of Technical, Administrative, and Supervisory Personnel (“UTASP”).

On December 16, 2016, MBJA and the TUC amicably agreed and executed the current collective bargaining agreement covering the period from March 1, 2016 to February 28, 2018. Forty-eight employees from MBJA’s maintenance, engineering and emergency response service teams are members of the TUC.

On December 12, 2016, MBJA and the UTASP amicably agreed and executed the current collective bargaining agreement covering the period from April 1, 2016 to March 31, 2018. Sixty-three employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP.

MBJA’s collective bargaining agreements have been amicably renegotiated with both unions for a two-year period, and will secure a continued favorable and productive work environment for MBJA’s employees through the contract period that expires in the first quarter of 2018.

We anticipate an amicable conclusion of the next round of negotiations as MBJA continues to maintain a good relationship with both unions. Further, to our knowledge, MBJA pays comparable salaries and benefits to similar enterprises in Jamaica.

MBJA also facilitates voluntary employee salary deductions for personal savings.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government owned 476,850,000 Series B shares, representing 85% of our issued and outstanding capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 7, 2017:

Major Shareholders

	Number of Shares		Percentage of Total Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	13,519,900	84,150,000	2.4%	15.0%
Grupo México S.A.B. de C.V. (1)	83,839,520	—	14.9%	—
Weston Hill Equity Holdings, LP (2)	39,056,295	—	7.0%	—
Public (3)	340,434,285	—	60.7%	—

(1)	Based on the Schedule 13D amendment filed on April 20, 2016, by Grupo México.
(2)	As reported to the CNBV on September 9, 2016, by Weston Hill Equity Holdings, LP. Mr. Laviada is a general partner of Weston Hill Equity Holdings, L.P. In addition, Mr. Laviada and Mrs. Díez Barroso are investors in CMA, which owns 66.66% of AMP. Mr. Laviada directly beneficially owns 150,000 Series B shares, and Mrs. Díez Barroso directly beneficially owns 430,000 Series B shares. Consequently, they may be deemed to share an indirect beneficial ownership of 52,165,195 Series B shares, representing 9.3% of our total capital stock (excluding the 84,150,000 BB shares beneficially owned directly by AMP). See “Item 4, Information on the Company —History and Development of the Company – Investment by AMP.”
(3)	As of December 31, 2016, we held 35,424,453 shares in treasury as a result of our Share Repurchase Programs. These shares have not been cancelled and may be resold into the market from time to time. See “Item 16E, Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

AMP holds all of our Series BB shares, representing 15% of our total capital stock. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.” As of April 7, 2017, approximately 9.4% of our Series B shares were held in the form of ADSs, and 64% of the holders of our ADSs (72 holders, including The Depository Trust Company) had registered addresses in the United States.

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

AMP’s shareholders have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, meanwhile (i) the appointment of AMP’s representatives to our board of directors and board committees shall be made on a rotating basis, and (ii) any right of AMP regarding the appointment of our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be made, in principle, pursuant to the unanimous consent of AMP’s shareholders. When unanimous consent is not obtained, other mechanisms exist to avoid the resulting deadlocks. However, such deadlocks might still occur, which may affect our operations. See “Item 3, Key Information – Risk Factors – Risks Related to our Strategic Shareholder – Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.”

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

RELATED PARTY TRANSACTION S

Arrangements with AMP and its Affiliates

The rules for the sale of the Series BB shares required AMP, us and the SCT to enter into a participation agreement, which established the framework for the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Pursuant to the technical assistance agreement and the participation agreement, AMP and its shareholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports. The agreement has an initial term of fifteen years, but automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Despite the automatic renewal under Clause 5.2 of the agreement, at our April 23, 2014, board of directors meeting, we requested the opinion of the board’s independent directors with respect to the continuation of the agreement. The majority of our independent directors voted in favor of the five-year automatic renewal option. The agreement was thus automatically renewed on August 25, 2014, for an additional five-year term.

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

In 2014, we did not recognize any expenses paid to AMP. In 2015, we recognized expenses of Ps.2.3 million (U.S.$111.0 thousand) paid to AMP. In 2016, we recognized travel expenses of Ps.2.3 million (U.S.$109.6 thousand) paid to AMP. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.194.2 million (U.S.$9.4 million), Ps.234.9 million (U.S.$11.4 million) and Ps.301.8 million (U.S.$14.6 million) for 2014, 2015 and 2016, respectively.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV for the construction, operation, maintenance and use of a cross-border walkway (“the CBX”), with each party responsible for the section of walkway corresponding to such party’s side of the U.S.-Mexico border. The CBX aims to facilitate the flow of passengers in both directions across the border with the presentation of a valid boarding pass. The contract has been in effect since April 8, 2013 and expires with the expiration of the Tijuana airport concession. The CBX began operations on December 9, 2015, and as of December 31, 2016, it had been used by approximately 1.3 million passengers. The agreement establishes that OTV must pay the Tijuana airport a fixed fee for every passenger that uses the CBX as compensation for the reduction in non-aeronautical services revenues from parking, taxi, bus, retail, car rental and money exchange services. In 2016, the Tijuana airport invoiced and collected Ps.33.1 million under this agreement. For more information, see Note 32 of our audited consolidated financial statements.

OTV is a private company incorporated in the United States and wholly owned by Otay-Tj Holdings, L.L.C. The holding company has two shareholders, 25% is held by a U.S. company, and 75% is held by a Mexican company. The shareholders of the Mexican company, also own 66.66% of AMP, our strategic shareholder. Consequently, this agreement is considered an operation between related parties. OTV obtained the presidential permits in the U.S. to provide border-crossing services, and is responsible for all obligations with the U.S. government. It is also the owner of the property along the U.S. border which it acquired prior to obtaining the presidential permit on which subsequently the CBX terminal was constructed. For this reason, this business opportunity could only be conducted with OTV.

The agreement with OTV was negotiated at arm’s length and reported to our Audit and Corporate Practices Committee. It was approved by a majority of our independent directors at a board of directors meeting on February 26, 2013, and our Series “BB” directors appointed by AMP abstained from the vote.

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

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws void. The plaintiffs are Grupo México and its subsidiary ITM. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our bylaws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance, and referred the proceeding to the second chamber of the Supreme Court. On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws under Article 48, Section III of the Mexican Securities Law and remanded the case to the intermediate appellate court. Consequently, the challenges initiated by Grupo México and ITM against these articles have been definitively concluded. In accordance with the decision of the Mexican Supreme Court, the Superior Court of Mexico City: (i) declared that Grupo México and ITM are in violation of our bylaws, resulting from the fact that together they hold more than the 10% of our capital stock; (ii) ordered the sale by GM and ITM of the Series “B” shares held in excess of 10% of our capital stock; and (iii) instructed that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the laws of Mexico and Article XII of our bylaws. Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the Grupo México complaint was declared unfounded. Despite this finding, we still expect that the Mexican Supreme Court will issue a new, binding decision on procedures for compliance with the decision of the Superior Court of Mexico City regarding the disposition of shares exceeding 10% of our capital stock. As of the date of this filing, and according to the last Schedule 13D filed with the SEC, Grupo México owns 14.95% of our outstanding shares. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholder – Certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition or results of operations.”

Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings

General Ordinary Shareholders’ Meetings of April 16, 2012, April 16, 2013, and April 23, 2014

Grupo México and its subsidiary, ITM, have filed lawsuits seeking to void shareholder resolutions adopted at each of our General Ordinary Shareholders’ Meetings from 2012 to 2014. As a result of a motion filed by us to join these three related actions with the proceedings regarding the Extraordinary Shareholders’ Meeting held on September 25, 2012, the issues in each case will be resolved together with the trial seeking to nullify the resolutions adopted at the Extraordinary Shareholders’ Meeting held on September 25, 2012. The court delivered a judgment that absolved us and declared that the resolutions adopted in the General Ordinary Shareholders’ Meetings were valid. Grupo México appealed that judgment. On September 2, 2016, Grupo México requested that the Supreme Court review the cases; however, on February 8, 2017, the Supreme Court determined not to review the matter. Amparos filed by both parties will now proceed and remain pending.

Extraordinary Shareholders’ Meeting of September 25, 2012

At the Extraordinary Shareholders’ Meeting held on September 25, 2012, duly held by a quorum of 75% of the shares entitled to vote, shareholders approved a capital stock reduction, for the fixed portions proportional to the historical value of the capital stock and to the value of the stock as adjusted for inflation through December 31, 2007. The resolution required Ps.870.0 million to be paid in cash pro rata among the shares outstanding on a date no later than October 3, 2012.

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

As a result of a motion we filed to join this case with the three pending related actions discussed above, the issues in this case will be resolved together with the trial seeking to nullify the resolutions of the General Ordinary Shareholders’ Meetings held on April 16, 2012, April 16, 2013, and April 23, 2014. As a result, these matters are still pending, and, as of the date of this report, Indeval continues to hold the funds allocated for the capital reduction. We expect that Indeval will continue holding the funds until the injunction is resolved judicially.

Grupo México, S.A.B. de C.V. and certain of its subsidiaries challenge our participation agreement with AMP

ITM, a subsidiary of Grupo México, filed a legal proceeding against us on November 4, 2011, seeking to void AMP’s ownership of our Series BB shares as granted by the participation agreement between AMP and us, which would result in the termination of AMP’s veto, appointment of executives and other special rights. Additionally, ITM’s suit sought the repayment of all economic benefits conferred by us upon AMP during the period in which AMP has held our shares. We filed an initial reply in this proceeding on November 25, 2011. On March 7, 2012, we were notified by our external legal counsel that a ruling was issued in our favor, which found a lack of jurisdiction by the civil court due to the administrative nature of the claim. Although we received notice that this proceeding had concluded, a federal court later granted a direct amparo appeal that had been filed by Grupo México on June 6, 2012. Therefore, on July 13, 2012, the legal proceeding was recommenced in the appropriate federal civil court. On October 22, 2013, we filed briefs responding to the plaintiff’s arguments. As of the filing of this report, a decision in this case is still pending.

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

Tijuana

In the case of our Tijuana airport, our airport subsidiary has been joined as an interested third party in the proceedings challenging the 1970 expropriation decree. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, it received a judgment in its favor from the agrarian court calling for the restitution of 320 hectares of land. On October 20, 2016, we filed an amparo against the decision, the outcome of which remains pending. If we are not successful in our appeal, although the precise area affected has yet to be determined, depending on which particular land parcel is to be returned, the decision could affect the airport’s perimeter and could materially disrupt the airport’s current operations.

In addition, certain of the former ejidos’ participants are currently occupying portions of the property on which we operate Tijuana International Airport. Although the currently occupied portions are not at present essential to the airport’s operations and these former ejidos’ participants are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy and they may seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction.

Guadalajara

Similarly, in the case of Guadalajara International Airport, in 2009 two different ejidos commenced proceedings before an agrarian court (Tribunal Superior Agrario) against the SCT, seeking to void the expropriation decree of 1975. The case was transferred to the federal justice system, and in a November 2010 ruling in favor of the ejidos, the district court ordered the return of all expropriated property to the ejidos and thus voided the specific concession granted to us on expropriated land. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed this decision. On July 10, 2012, the appellate court reversed and remanded the decision, and on July 31, 2014, the district court issued a new judgment in favor of one of the ejidos, El Zapote, which both our Guadalajara airport and the federal authorities again appealed. On April 14, 2016, an appellate court issued a definitive decision on the matter declaring that although the rights of the ejido to challenge the appraised value of their land were violated, the land could not be returned to them. Furthermore, the court concluded that our concession was valid. The decision is now in the enforcement phase. On January 13, 2017, federal authorities notified El Zapote of the new appraisal for the disputed property as part of the enforcement phase. The ejido has challenged this appraisal and, consequently, the case is pending final resolution. In addition, during various periods of 2016 and 2017, members of an ejido blocked access to commercial areas of Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenue losses of Ps.19.2 million (7.5% of our total car parking charges at the airport for 2016) in 2016 and losses of Ps.3.8 million during 2017. On March 27, 2017, we regained control of the affected areas through means of a judicial order. On February 17, 2017, we were notified of a new legal proceeding before an agrarian court instituted by El Zapote against the federal government. This proceeding alleges similar facts to the initial case and claims the same disputed property that was the subject of the initial case. This legal proceeding is in its initial phases, and we have joined as an interested third party.

With respect to the second ejido, Santa Cruz del Valle, the district court’s ruling that the Mexican government’s 1975 expropriation decree was illegal was confirmed by the appellate court and is subject to enforcement against the Mexican government. On August 22, 2016, the district court ordered that their decision be carried out. We have appealed this decision. Our legal advisors expect the Mexican government to seek restitution through financial compensation, but we can provide no assurance that the Mexican government will pursue this action or that it will be accepted by the courts.

In February 10, 2014, our Guadalajara airport received a notice from the district court regarding a proceeding by the ejido San José del Valle claiming approximately five hectares within the airport’s possession. Currently, this case is in the presentation of evidence stage.

Puerto Vallarta

In September 2013, Puerto Vallarta International Airport received notification of lawsuits related to the ejido Valle de Banderas, which claimed the invalidity of the expropriation by the Mexican government of the land on which the airport is located. Participants of the ejido commenced three proceedings against us, our Puerto Vallarta airport and various federal authorities for restitution or compensation with respect to 154 hectares of land comprising this airport. The claimants seek, among other things, to invalidate the expropriation decree issued on October 9, 1957 and, in two of the proceedings, are also seeking restitution of the land as they were not part of the expropriation decrees of October 9, 1957, August 20, 1990, November 24, 1993, and April 24, 1997. These lawsuits are also seeking, in part, to void the concession granted to the airport. We challenged the lawsuits on the basis of a lack of jurisdiction, as the claims were brought in the courts of the State of Nayarit, while our Puerto Vallarta airport is located in the State of Jalisco. The superior agrarian court agreed with our appeal and removed the case to Guadalajara. This proceeding is in process and remains pending.

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

Property tax claims by certain municipalities

We remain subject to ongoing property tax claims that have been asserted against us by various municipalities for the payment of property taxes with respect to the property on which we operate our airports in those cities.

Of these, the most relevant case regards our Tijuana airport, where the municipal authority issued a second property tax claim against the airport on June 8, 2005. On March 25, 2008, the Tijuana airport received an initial ruling declaring the tax claim by the municipal authority void but upholding the right of the municipal authorities to assess property taxes over commercial areas. We appealed the ruling with respect to the assessment of property taxes over commercial areas. Our challenge to this request is still pending.

On October 20, 2010, the municipal authority of Tijuana issued a separate request for the repayment of property taxes for 2000 through 2010. We and our legal counsel believe that this request for payment of taxes is not valid since local courts had already ruled the tax claims for the years 2005 and 2006 invalid. Because we and our legal counsel believe that this request for repayment is also invalid, we commenced legal proceedings against the municipal authority. The legal proceeding is currently pending.

On February 7, 2013, the Tijuana municipal authority filed a property tax claim for the period from 2008 to 2012 against the Tijuana airport in the amount of Ps.15.2 million, demanding payment within three business days. On February 28, 2013, we began an annulment proceeding against the claim. On March 5, 2013 the authority established the amount to be guaranteed, and on March 8, 2013 we presented a bond to guarantee the amount claimed. As of the date of this report, this proceeding is still pending.

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

Infractions of the Mexican Securities Law alleged by the CNBV

On April 25, 2011, we received a formal notice from the CNBV by which it initiated a proceeding against us for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s shareholders during 2010. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholder.” This notice was the first stage of an administrative proceeding required to impose a fine on us. On June 3, 2011, we exercised our right to appeal the determination of the CNBV and to file evidence to contest this determination.

On April 24, 2013, we were notified by the CNBV of the imposition of administrative sanctions for up to Ps.31.0 million (approximately U.S.$1.8 million) for the alleged violations. We appealed the sanctions by means of an administrative proceeding before the Fiscal Federal and Administrative Justice Court on June 27, 2013. During the proceedings, the CNBV dismissed certain of the alleged violations. Subsequently, after exhausting the administrative proceeding process, on January 27, 2017 we paid a fine of Ps.5.9 million (approximately U.S.$286 thousand) to definitively resolve the issue.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.960.9 million (historical value) at December 31, 2016 (excluding reserve amounts corresponding to 2016 net income).

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

Under our dividend policy adopted at the Extraordinary Shareholders’ Meeting held on April 15, 2005, our annual dividend is expected to consist of two components. The first component is a fixed amount, which was Ps.450 million for 2005 (for the dividend paid in 2006) and is intended to increase gradually each year. The dividend policy also contemplates that our annual dividend will include any cash and cash equivalents we hold (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) in excess of our “minimum cash balance.” For purposes of our policy, the “minimum cash balance” is the amount of cash and cash equivalents that our board of directors determines is necessary to cover the minimum amount of expenses and investments expected to be incurred in the fiscal year during which the dividend payment is made and the subsequent fiscal year. Dividends are expected to be made payable in cash and in one or more payments as determined in the relevant ordinary shareholders’ meeting approving dividends.

We paid aggregate dividends of Ps.1,590.0 million in 2014, Ps.1,744.9 million in 2015 and Ps.2,139.1 million in 2016.

The declaration, amount and payment of dividends pursuant to the policy described above are subject to (i) compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory legal reserve fund and (ii) the absence of any adverse effect on our business plan for the current or subsequent fiscal year as a result of the payment of any dividend. We cannot provide assurance that we will continue to pay dividends or that future dividends will be comparable to our previous dividends. Our ability to pay dividends may be further restricted if we fail to make timely interest payments under our credit agreements. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Our dividend policy may also be amended at any time by our shareholders.

As of December 31, 2016, we had accumulated approximately Ps.3.3 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

STOCK PRICE HISTOR Y

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

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2012	34.13	62.58	44.00	74.70
2013	42.55	65.95	56.61	80.76
2014	48.65	75.13	63.37	98.75

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2015	57.51	96.58	89.09	161.21
First Quarter	57.51	66.36	89.09	100.07
Second Quarter	62.14	72.31	97.38	111.57
Third Quarter	68.12	89.00	107.67	146.49
Fourth Quarter	86.10	96.58	144.05	161.21

	U.S.$ per ADR(1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2016	76.79	108.17	140.19	197.95
First Quarter	76.79	88.71	140.19	154.14
Second Quarter	87.83	103.67	153.99	194.16
Third Quarter	87.68	108.17	173.75	197.95
Fourth Quarter	78.43	104.65	163.10	194.47

	U.S.$ per ADR(1)		Pesos per Series B Share
Current Year:	Low	High	Low	High
First Quarter	72.98	97.92	159.87	184.18

	U.S.$ per ADR(1)		Pesos per Series B Share
Monthly Prices:	Low	High	Low	High
November 2016	78.43	98.89	163.10	183.62
December 2016	79.65	88.24	164.87	178.94
January 2017	72.98	80.00	159.87	171.64
February 2017	78.43	87.14	160.88	175.84
March 2017	86.47	97.92	169.99	184.18
April 2017(2)	99.57	101.01	186.18	189.84

(1)	10 Series B shares per ADR.
(2)	As of April 7, 2017.

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

CORPORATE GOVERNANC E

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 7, 2017:

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

All ordinary shares confer equal rights and obligations to holders within each series. Series BB shares are subject to transfer restrictions under our bylaws and generally must be converted to Series B shares before they can be transferred. Up to 49% of the Series BB shares can be converted into Series B shares at any time. On or after August 25, 2014, one-fifth of the remaining 51% of Series BB shares could be converted into Series B shares each year. On or after August 25, 2014, none of the Series BB shares may be converted into Series B shares if (i) the Technical Assistance Agreement between AMP and us has not been renewed; and (ii) the Series BB shareholders so request. Notwithstanding the foregoing, if at any time after August 25, 2014, Series BB shares represent less than 7.65% of our share capital, those shares will be mandatorily converted into Series B shares and the Technical Assistance Agreement will be terminated.

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

At the General Ordinary Shareholders’ Meeting held on April 23, 2014, we declared a dividend of Ps.1,590.0 million, or Ps.3.0249 per common share. The first payment for that dividend in the amount of Ps.1,192.5 million was made on May 27, 2014, and the remaining Ps.302.5 million was paid on July 4, 2014. In an Extraordinary Shareholders’ Meeting also held on April 23, 2014, our shareholders approved an additional capital distribution of Ps.1,510.0 million, or Ps.2.8730 per outstanding share. The payment was made on May 8, 2014.

At the General Ordinary Shareholders’ Meeting held on April 21, 2015, we declared a dividend of Ps.1,744.9 million, or Ps.3.32 per common share. The first payment for that dividend in the amount of Ps.956.5 million was made on August 21, 2015, and the remaining Ps.788.4 million was paid on November 4, 2015. In an Extraordinary Shareholders’ Meeting also held on April 21, 2015, our shareholders approved an additional capital distribution of Ps.1,408.5 million, or Ps.2.68 per outstanding share. The payment was made on May 15, 2015.

At the General Ordinary Shareholders’ Meeting held on April 26, 2016, we declared a dividend of Ps.2,139.1 million, or Ps.4.07 per common share. The first payment for that dividend in the amount of Ps.1,198.3 million was made on August 25, 2016, and the remaining Ps.940.8 million was paid on November 18, 2016. In an Extraordinary Shareholders’ Meeting also held on April 26, 2016, our shareholders approved an additional capital distribution of Ps.1,750.2 million, or Ps.3.33 per outstanding share. The payment was made on May 9, 2016.

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

MATERIAL CONTRACTS

Our Mexican subsidiaries are parties to the airport concessions granted by the SCT under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation,” “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions” and “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – General Obligations of Concession Holders.”

MBJA is a party to the airport concession granted by the AAJ under which it is required to operate, maintain and develop the airport in exchange for certain benefits. See “Item 4, Information on the Company – Regulatory Framework –Sources of Jamaican Regulation,” “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession.”

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

TAXATION

The following summary contains a description of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs, that is a “non-Mexican holder” (as defined below), and that is fully eligible for benefits under the Tax Treaty, as defined below (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as entities treated as a partnership for U.S. federal income tax purposes or a partner in such partnership, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax or net investment income tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and investors holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United States of America (hereinafter “United States”) and the United Mexican States (hereinafter “Mexico”) as in effect on the date of this annual report on Form 20-F, including the provisions of The Convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, together with a related Protocols and Competent Authority Agreements (hereinafter “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally are includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and are not eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). To the extent that a distribution exceeds our current and accumulated earnings and profits, it is treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Distributions, which are made in pesos, are includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars on the date of receipt. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions. Any gain or loss on a subsequent conversion or other disposition of the pesos generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Subject to certain exceptions for short-term and hedged positions, so long as certain holding period and other requirements are met, the U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year.

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

Other Taxes

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

U.S. Backup Withholding Tax and Information Reporting Requirements

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	establishes that it is a corporation or other exempt holder; or

•	Provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

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

Market Risk

See Note 5 to our audited consolidated financial statements for disclosure about market risk.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar but collected in pesos based on the average exchange rate for the prior month. In 2014, 2015 and 2016, approximately 27.9%, 29.7% and 28.9%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2014, 2015 and 2016, 29.4%, 33.1% and 34.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). A depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues. Approximately 25% of our 2016 aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 18% of our consolidated costs and expenses are denominated in U.S. dollars. Based upon a 10% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2016, we estimate that our revenues would have increased by approximately Ps.235.8 million, and our costs and expenses would have increased approximately Ps.105.7 million.

As of December 31, 2014, no cash and marketable securities were denominated in U.S. dollars. As of December 31, 2015, 4.6% of our cash and marketable securities were denominated in U.S. dollars and 1.3% were denominated in euros. As of December 31, 2016, 4.9% of our cash and marketable securities were denominated in U.S. dollars and none were denominated in euros.

At December 31, 2014 we did not have any relevant foreign currency indebtedness. In 2015, we obtained U.S.$191.0 million in loans, with which we financed 100% of the acquisition of DCA and we had a total of U.S.$229.6 million in U.S. dollar-denominated debt as of December 31, 2015. In 2016, we did not incur any additional U.S. dollar indebtedness, and, as of December 31, 2016, we had U.S.$223.3 million in U.S. dollar-denominated debt. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2014, 2015 and 2016, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

In the recent past, we have funded the majority of our capital expenditures with bank loans. However, due to a strategic shift, we now expect to fund the most significant portion of our capital investments through debt issuances on the Mexican capital markets, subject to market conditions.

On February 20, 2015, we issued Ps.2.6 billion in long-term debt securities in two tranches. The first tranche, “GAP 15,” was for Ps.1.1 billion, has interest payable every 28 days at a variable rate of TIIE-28 plus 24 basis points and matures in 5 years on February 14, 2020. The second tranche, “GAP 15-2,” was for the remaining Ps.1.5 billion and has interest payable every 182 days at a fixed rate of 7.08%. The GAP 15-2 certificates mature in 10 years on February 7, 2025. The proceeds of both these tranches were used to repay all our previously outstanding bank debt, and the remainder was used to finance capital investments set forth in our Master Development Programs for 2015. On January 29, 2016, we reopened issued a total of Ps.1.1 billion in additional GAP-15 debt securities on the Mexican debt capital markets, which was allocated to finance capital investments set forth in our Master Development Programs for 2016. Interest is payable every 28 days at a variable rate of TIIE-28 plus 24 basis points. The reopened GAP-15 debt securities mature on February 14, 2020. On July 8, 2016 we issued a total of Ps.1.5 billion in new “GAP 16” debt securities on the Mexican market. Proceeds from the issuance were allocated to finance the investments set forth in our Master Development Programs for the second half of 2016 and the first quarter of 2017. Interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points. The maturity of these bond certificates will be 5 years, and the principal payment will be repaid upon maturity, on July 2, 2021. As of December 31, 2016, we had approximately Ps.3.7 billion in variable-rate debt issued.

In addition, on September 24, 2015, we signed two new unsecured credit agreements for the refinancing of the bridge loans obtained for the acquisition of DCA. The new loans, from Bank of Nova Scotia and BBVA Bancomer, for U.S.$95.5 million each, generate interest at the variable one-month LIBOR rate plus 99 and 105 basis points, respectively. The Bank of Nova Scotia and BBVA Bancomer loans were disbursed on January 19, 2016 and February 15, 2016, respectively, and have a 5-year maturity.

As of December 31, 2016, we paid Ps.141.4 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 4.3% plus a contractual fixed spread, and Ps.53.5 million of interest expense with an average LIBOR rate of 0.46% plus a contractual fixed spread. Based upon a 100 basis points increase of the TIIE-28 rate, we estimate that our interest expense would have increased by Ps.37.0 million.

Because both our U.S. dollar loans and our peso bond debt have variable interest rates, an increase in interest rates would reduce our cash flows. To reduce our exposure, we have contracted interest rate hedges with HSBC México, S.A. (“HSBC”) and Scotiabank. Our derivative financial instruments are negotiated in the over-the-counter (OTC) market through national and international banks.

	Notional amount (millions)		Coverage start date					Due date	Market value at December 31, 2016 (in millions)
				Rate	Floor	CAP 1	CAP 2
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	18.1
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		18.4
Scotiabank	Ps.	2,200.0	April 2016	TIIE-28	4.05%	5.75%	6.75%	February 2021		35.9

Total									Ps.	72.4

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

Deposit Agreement

The Bank of New York Mellon serves as the depositary for our ADSs. ADS holders are required to pay various fees to the depositary. The following is a summary of the fees payable by holders of our ADRs. For more complete information regarding ADRs, you should read the entire deposit agreement and the form of ADR.

Service	Fee or Charge Amount	Payee

Execution and delivery of ADRs	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Surrender of ADRs	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADR registered holders	U.S.$0.02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Registration of transfers of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees	Bank of New York Mellon

Cable, telex and facsimile transmissions (as expressly provided in the deposit agreement)	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the depositary	Bank of New York Mellon

Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary	Bank of New York Mellon

Other fees, as necessary	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon

The depositary of our ADSs, The Bank of New York Mellon, collects its fees directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them, by deducting the fees from the amounts distributed or by selling a portion of distributable property to pay the fees. For example, the depositary may deduct from cash distributions, directly bill investors or charge the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for these services are paid.

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual New York Stock Exchange listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. On January 31, 2014, we received U.S.$286.8 thousand in reimbursements for expenses from 2013 from the depositary. On September 1, 2015, we received U.S.$146.0 thousand in reimbursements for expenses from 2014 from the depositary. In 2016, we did not receive any reimbursements for expenses for 2015 from the depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

a) Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2016. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2016.

Our independent registered public accounting firm that audited the financial statements included in this filing has issued an attestation report on the effectiveness of our internal control over financial reporting.

c) Report of Independent Registered Public Accounting Firm on Internal Controls

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Aeroportuario del Pacífico, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on Grupo Aeroportuario del Pacífico, S.A.B. de C.V.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with financial reporting standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with financial reporting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Grupo Aeroportuario del Pacífico, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2016 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and our report dated April 12, 2017 expressed an unqualified opinion on those consolidated financial statements.

KPMG Cárdenas Dosal S.C.

/s/ LUIS LÓPEZ PÉREZ

C.P.C. Luis López Pérez

Guadalajara, Jalisco, Mexico

April 12, 2017

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (“Deloitte”) (a member of Deloitte Touche Tohmatsu Limited), during the fiscal years ended December 31, 2014, 2015 and 2016, and KPMG Cárdenas Dosal S.C. (“KPMG Mexico”), during the fiscal year ended December 31, 2016:

	Year ended December 31,
	2014		2015		2016(1)
	(thousands of pesos)
Audit fees	Ps.	6,625	Ps.	6,941	Ps.	7,694
Audit-related fees		3,166		3,252		3,668
Tax fees		—		—		—
Other fees		1,501		2,237		331
Total fees	Ps.	11,292	Ps.	12,430	Ps.	11,693

(1)	In 2016, Galaz, Yamazaki, Ruíz Urquiza, S.C. (our audit firm until 2015) billed us the following fees: audit fees of Ps.4,526 thousand, audit-related fees of Ps.2,412 thousand and other fees of Ps.331 thousand. In 2016, KPMG Cárdenas Dosal S.C. (our audit firm since 2016) billed us the following fees: audit fees of Ps.3,168 thousand and audit-related fees of Ps.1,256 thousand.

Audit fees in the above tables are the aggregate fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the audit of the financial statements of certain subsidiaries and other statutory audit reports.

Audit-related fees in the above table are fees billed by our independent auditors for services related to the Sarbanes-Oxley Act of 2002 and other audit related-services.

Tax fees in the above table are fees billed by our independent auditors for a monthly review of our tax calculations and for services related to tax refund claims.

Other fees in the above table are fees billed by our independent auditors for transfer pricing services and other services contracts.

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

Shares Repurchased Pursuant to the Share Repurchase Program

2016	(a) Total number of shares purchased(1) (2)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs(3)	(d) Approximate dollar value that may yet be purchased under the plans or programs (in million)
January 1-31	—	—	—	—
February 1-29	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2016 Total	—	—	—	—

(1)	We do not repurchase our shares other than through the share repurchase program. Shares repurchased, if any, were purchased in open-market transactions.
(2)	During 2016, AMP did not buy any of our shares.
(3)	We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the General Ordinary Shareholders’ Meeting held on April 23, 2014, a stock buy-back program was approved under the Mexican Securities Law for a maximum amount of Ps.400 million for the twelve months following April 23, 2014. At the General Ordinary Shareholders’ Meeting held on April 21, 2015, a stock buy-back program was approved under the Mexican Securities Law for a maximum amount of Ps.850 million for the twelve months following April 21, 2015. At the General Ordinary Shareholders’ Meeting held on April 26, 2016, a stock buy-back program was approved under the Mexican Securities Law for a maximum amount of Ps.950 million for the twelve months following April 26, 2016. During 2014, the Company repurchased a total of 1,017,561 shares for Ps.69.3 million. During 2015 and 2016, we did not repurchase any shares.

As of each of December 31, 2014, 2015 and 2016, there was a total balance of 35,424,453, 35,424,453 and 35,424,453 repurchased shares, respectively, on our Consolidated Statements of Financial Position.

Item 16F.	Change in Registrant’s Certifying Accountant.

On February 27, 2016, the Audit and Corporate Practices Committee recommended to our management that the independent audit service for the year ending December 31, 2016 out to tender through a competitive bidding process. On March 30, 2016, we invited the biggest audit firms in Mexico to submit technical and economic proposals. On April 18, 2016, we received proposals from the audit firms invited and on April 27, 2016, our management presented these proposals to the Audit and Corporate Practices Committee, along with a technical evaluation of each proposal and of the fees proposed. Following analysis and discussion, the Audit and Corporate Practices Committee proposed that our board of directors engage KPMG Cárdenas Dosal, S.C. (“KPMG Mexico”) as our independent registered public accounting firm. On the same date, our board of directors approved this proposal, appointing KPMG México as our independent registered public accounting firm for the year ending December 31, 2016.

Contemporaneously, our board of directors determined to dismiss Deloitte as our independent registered public accounting firm. Deloitte was our independent auditor from 2002 through 2015.

The audit reports of Deloitte on our consolidated financial statements as of and for the years ended December 31, 2015 and 2014 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2015, and through July 21, 2016, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference on the subject matter of the disagreement in connection with its audit reports.

From January 2016 to April 2016, KPMG’s independent affiliate in Jamaica provided payroll processing service to fourteen employees of MBJA. This is considered a prohibited service under SEC and Public Company Accounting Oversight Board (United States) rules. The Audit and Corporate Practices Committee considered the facts and circumstances of this service and agreed with KPMG Mexico that the aforementioned matter does not and will not affect KPMG´s ability to be objective and apply impartial judgment during its audit of our consolidated financial statements as of and for the year ending December 31, 2016, given that the professionals who provided the payroll services are part of the Jamaican affiliate’s advisory practice, which precludes them from participating in the audits of our subsidiaries in Mexico and Jamaica.

The Audit and Corporate Practices Committee considered that a change in independent auditors, in accordance with corporate governance best practices on auditor rotation, would bring a fresh perspective in the audits of our consolidated financial statements and internal controls.

We have provided a copy of the above statements to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated April 12, 2017, is filed as an exhibit to this annual report.

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

Currently, our board of directors consists of eleven directors. Six of such directors qualify as independent in accordance with the Securities Market Law and our bylaws, and one director has been designated by a holder of 10% of our capital stock in the form of Series B shares in accordance with our bylaws.

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

We have a “Nominations and Compensation Committee.” We also have an Audit Committee, which, pursuant to Article 31 of our bylaws, has been assigned certain corporate governance (prácticas societarias) oversight obligations mandated by the Securities Market Law. Under Mexican corporate law, a corporation’s “board committees,” except for audit and corporate governance committees need not be composed only of members of the corporation’s board of directors. Article 28 of our bylaws provides that at least a majority of the members of our Nominations and Compensation Committee must be members of our board of directors. No express independence requirements apply to this committee. Currently, the committee consists of 2 members, both of whom are members of our board of directors, and one of whom is independent as defined under the Securities Market Law and Section 10A-3 of the Exchange Act.
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

See above for a description of the composition of our Audit Committee.

Corporate Governance Guidelines.
§303A.09 specifies that listed companies must adopt and disclose corporate governance guidelines.	Mexican law does not require us to disclose corporate governance guidelines and we have not done so. However, pursuant to the Securities Market Law, we have adopted board guidelines covering corporate governance matters such as the use of corporate assets, certain transactions with related parties (including loans to officers), repurchases of shares, communications with shareholders, managers and directors, and other matters.
Code of Ethics.
§303A.10 specifies that corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers.	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.aeropuertosgap.com.mx.
Equity Compensation Plans.
§303A.08 & 312.03 specify that equity compensation plans require shareholder approval, subject to limited exemptions.	No equity-compensation plans have been approved by our shareholders. Shareholders’ approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan.
Shareholder Approval for Issuance of Securities.
§§312.03(b)-(d) specify that issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval.	Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.
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

Solicitation of Proxies.
§§402.01 & 402.04 specifies that the solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE.	We are not required to distribute proxy materials to, or solicit the return of proxies from, our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote through a representative using a power of attorney. Under the new Mexican Securities Market Law, we have to make power of attorney forms available to shareholders at their request. Under the deposit agreements relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting through the depositary.

(1)	Reference to sections are references to sections of the New York Stock Exchange Listed Company Manual. Pursuant to Section 303A.00, foreign private issuers, such as us, are exempt from the corporate governance standards of the exchange, with certain exceptions.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our consolidated financial statements are included in this filing beginning on page F-1. The following is an index to the consolidated financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company.

2.1	Deposit Agreement among the Company, The Bank of New York Mellon (formerly The Bank of New York) and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

3.1	Trust Agreement among the Company, AMP and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.1	Amended and Restated Guadalajara Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.2	Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the SCT, Nacional Financiera, S.N.C., the Company, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext and the ASA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

Exhibit No.	Description

4.3	Technical Assistance and Technology Transfer Agreement among the Registrant, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., and Grupo Empresarial Ángeles, S.A. de C.V., together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

4.4	Professional Services Agreement between Aeropuerto de Guadalajara, S.A. de C.V. and AENA Desarrollo Internacional, S.A. dated as of August 4, 2008 (English translation) and a schedule highlighting the differences between this agreement and similar agreements with the Company’s other airport operating subsidiaries (incorporated by reference to our Form 20-F filed on June 29, 2010).

8.1	List of subsidiaries of the Company.*

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

16.1	Letter from Galaz, Yamazaki, Ruíz Urquiza, S.C. (a member of Deloitte Touche Tohmatsu Limited).*

*	Filed herewith.

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

Dated: April 12, 2017

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2014, 2015 and 2016 and for the Years Ended December 31, 2014, 2015 and 2016 and Reports of Independent Registered Public Accounting Firms Dated April 12, 2017

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Auditors and 2014, 2015 and 2016 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated financial statements of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2015 and 2014 and the consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity and of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2014, and their results of operations, changes in their shareholders’ equity and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR A. SÁNCHEZ BARRAGÁN

C.P.C. Salvador A. Sánchez Barragán

Guadalajara, Jalisco, Mexico

April 20, 2016, except for Note 3 w), as to which the date is April 6, 2017.

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated statement of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2016 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2016 and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Grupo Aeroportuario del Pacífico, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 12, 2017 expressed an unqualified opinion on the effectiveness of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.’s internal control over financial reporting.

KPMG Cárdenas Dosal, S.C.

/s/ LUIS LÓPEZ PÉREZ
Luis López Pérez
Guadalajara, Jalisco, Mexico
April 12, 2017

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2014, 2015 and 2016

(In thousands of Mexican Pesos)

Assets

	December 31, 2014		December 31, 2015		December 31, 2016
Current assets:
Cash and cash equivalents (Note 6)	Ps.	1,595,502	Ps.	2,996,499	Ps.	5,188,138
Trade accounts receivable – net (Note 7)		337,581		159,196		607,544
Recoverable taxes and undue payments (Note 13.b)		124,616		175,578		146,680
Other current assets		4,872		55,410		56,212

Total current assets		2,062,571		3,386,683		5,998,574
Advanced payments to suppliers		30,288		253,491		308,164
Machinery, equipment and improvements on leased assets – net (Note 8)		812,653		1,555,593		1,630,393
Improvements to concession assets – net (Note 9)		5,148,431		7,294,318		8,912,544
Airport concessions – net (Note 10)		9,611,296		12,240,167		12,384,923
Rights to use airport facilities – net (Note 11)		1,157,093		1,100,394		1,043,695
Other acquired rights – net (Note 12)		565,084		548,387		531,690
Derivative financial instruments (Note 16)		—		—		72,454
Deferred income taxes – net (Note 13.e)		4,851,164		4,933,221		5,070,844
Investments in associates (Note 14)		—		92,232		21,636
Other assets – net		47,627		68,913		76,545

Total	Ps.	24,286,207	Ps.	31,473,399	Ps.	36,051,462

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2014, 2015 and 2016

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2014		December 31, 2015		December 31, 2016
Current liabilities:
Banks loans and current portion of long-term borrowings (Note 17.a)	Ps.	978,538	Ps.	3,529,102	Ps.	84,758
Concession taxes payable		38,704		117,802		250,300
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 32.a)		124,957		149,637		198,512
Accounts payable (Note 15)		300,642		637,246		1,085,926
Taxes payable		41,211		26,982		25,170
Income taxes payable (Note 13)		98,174		197,541		296,633

Total current liabilities		1,582,226		4,658,310		1,941,299

Deposits received in guarantee (Note 5)		597,139		725,437		936,828
Deferred income taxes (Note 13.e)		—		818,879		946,673
Employee benefits (Note 18)		80,015		93,367		92,575
Long-term borrowings (Note 17.a)		740,936		421,363		4,529,518
Debt securities (Note 17.b)		—		2,600,000		5,200,000

Total long-term liabilities		1,418,090		4,659,046		11,705,594

Total liabilities		3,000,316		9,317,356		13,646,893

Equity (Note 19):
Common stock		13,937,322		12,528,780		10,778,613
Repurchased shares		(1,733,374)		(1,733,374)		(1,733,374)
Legal reserve		735,491		840,743		960,943
Reserve for repurchase of shares		2,133,374		2,583,374		2,683,374
Retained earnings		6,213,078		6,638,935		7,561,527
Foreign currency translation reserve		—		415,493		1,071,159
Remeasurements of employee benefits – Net of income tax		—		—		10,773

Total equity attributable to controlling interest		21,285,891		21,273,951		21,333,015
Non-controlling interest (Note 20)		—		882,092		1,071,554

Total equity		21,285,891		22,156,043		22,404,569

Total	Ps.	24,286,207	Ps.	31,473,399	Ps.	36,051,462

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2014, 2015 and 2016

(In thousands of Mexican Pesos, except per share amounts)

	2014		2015		2016
Revenues (Note 21):
Aeronautical services	Ps.	3,925,736	Ps.	5,419,022	Ps.	7,037,920
Non-aeronautical services		1,338,542		1,849,252		2,393,604
Improvements to concession assets		281,874		838,635		1,676,037

		5,546,152		8,106,909		11,107,561
Operating costs:
Cost of services (Note 22)		1,161,588		1,558,258		1,782,371
Technical assistance fees (Note 32)		194,228		236,507		301,820
Concession taxes (Note 1.a)		261,577		483,086		764,349
Depreciation and amortization (Note 23)		925,220		1,156,435		1,348,387
Cost of improvements to concession assets (Note 25)		281,874		838,635		1,676,037
Other income – net (Note 26)		(43,424)		(254,612)		(295)

		2,781,063		4,018,309		5,872,669

Income from operations		2,765,089		4,088,600		5,234,892
Finance cost – net (Note 27):
Finance income		71,376		90,889		279,570
Finance cost		(86,601)		(209,304)		(381,708)
Exchange gain (loss) – net		7,235		(338,395)		(500,894)

		(7,990)		(456,810)		(603,032)
Share of loss of associate (Note 14)		—		(13,704)		(11,728)

Income before income taxes		2,757,099		3,618,086		4,620,132
Income tax (Note 13.c):
Current		760,508		1,030,026		1,532,875
Deferred		(245,929)		(182,717)		(266,302)

		514,579		847,309		1,266,573

Profit for the year		2,242,520		2,770,777		3,353,559
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations
Items that will not be reclassified to profit or loss		—		482,394		773,453
Remeasurements of employee benefit – net of income tax		—		—		10,773

Total comprehensive income for the year	Ps.	2,242,520	Ps.	3,253,171	Ps.	4,137,785

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2014, 2015 and 2016

(In thousands of Mexican Pesos, except per share amounts)

	2014		2015		2016
Profit for the year attributable to:
Controlling interest	Ps.	2,242,520	Ps.	2,726,020	Ps.	3,281,884
Non-controlling interest		—		44,757		71,675

	Ps.	2,242,520	Ps.	2,770,777	Ps.	3,353,559

Total comprehensive income for the year attributable to:
Controlling interest	Ps.	2,242,520	Ps.	3,141,513	Ps.	3,948,323
Non-controlling interest		—		111,658		189,462

	Ps.	2,242,520	Ps.	3,253,171	Ps.	4,137,785

Weighted average number of common shares outstanding		525,636,745		525,575,547		525,575,547

Basic and diluted earnings per share (in Mexican Pesos, Note 3.s and w.)	Ps.	4.2663	Ps.	5.1867	Ps.	6.2443

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2015 and 2016

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Total equity attributable to controlling interest		Non- controlling interest		Total ´ equity
Balances as of January 1, 2014	561,000,000	Ps.	15,447,322	Ps.	(1,664,034)	Ps.	635,914	Ps.	2,027,302	Ps.	5,766,207	Ps.	—	Ps.	—	Ps.	22,212,711	Ps.	—	Ps.	22,212,711
Transfer of earnings to legal reserve (Note 19.i)	—		—		—		99,577		—		(99,577)		—		—		—		—		—
Dividends declared and paid, Ps. 3.0249 pesos per share (Note 19.b)	—		—		—		—		—		(1,590,000)		—		—		(1,590,000)		—		(1,590,000)
Capital distribution (Note 19.c)	—		(1,510,000)		—		—		—		—		—		—		(1,510,000)		—		(1,510,000)
Reserve for repurchase of shares (Note 19.b)	—		—		—		—		106,072		(106,072)		—		—		—		—		—
Repurchase of 1,017,561 shares (Note 19.d)	—		—		(69,340)		—		—		—		—		—		(69,340)		—		(69,340)
Comprehensive income	—		—		—		—		—		2,242,520		—		—		2,242,520		—		2,242,520

Balances as of December 31, 2014	561,000,000		13,937,322		(1,733,374)		735,491		2,133,374		6,213,078		—		—		21,285,891		—		21,285,891
Transfer of earnings to legal reserve (Note 19.i)	—		—		—		105,252		—		(105,252)		—		—		—		—		—
Dividends declared and paid, Ps. 3.32 pesos per share (Note 19.e)	—		—		—		—		—		(1,744,911)		—		—		(1,744,911)		—		(1,744,911)
Capital distribution Ps. 2.68 pesos per share (Note 19.f)	—		(1,408,542)		—		—		—		—		—		—		(1,408,542)		—		(1,408,542)
Reserve for repurchase of shares (Note 19.e)	—		—		—		—		450,000		(450,000)		—		—		—		—		—
Business combinations non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		852,825		852,825
Dividends declared and paid non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		(82,391)		(82,391)
Comprehensive income:
Profit of the year	—		—		—		—		—		2,726,020		—		—		2,726,020		44,757		2,770,777
Other comprehensive income for the year	—		—		—		—		—		—		415,493		—		415,493		66,901		482,394

Total comprehensive income for the year	—		—		—		—		—		2,726,020		415,493		—		3,141,513		111,658		3,253,171

Balances as of December 31, 2015	561,000,000		12,528,780		(1,733,374)		840,743		2,583,374		6,638,935		415,493		—		21,273,951		882,092		22,156,043
Transfer of earnings to legal reserve (Note 19.i)	—		—		—		120,200		—		(120,200)		—		—		—		—		—
Dividends declared and paid, Ps. 4.07 pesos per share (Note 19.g)	—		—		—		—		—		(2,139,092)		—		—		(2,139,092)		—		(2,139,092)
Capital distribution Ps. 3.33 pesos per share (Note 19.h)	—		(1,750,167)		—		—		—		—		—		—		(1,750,167)		—		(1,750,167)
Reserve for repurchase of shares (Note 19.g)	—		—		—		—		100,000		(100,000)		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		3,281,884		—		—		3,281,884		71,675		3,353,559
Other comprehensive income for the year	—		—		—		—		—		—		655,666		10,773		666,439		117,787		784,226

Total comprehensive income for the year	—		—		—		—		—		3,281,884		655,666		10,773		3,948,323		189,462		4,137,785

Balances as of December 31, 2016	561,000,000	Ps.	10,778,613	Ps.	(1,733,374)	Ps.	960,943	Ps.	2,683,374	Ps.	7,561,527	Ps.	1,071,159	Ps.	10,773	Ps.	21,333,015	Ps.	1,071,554	Ps.	22,404,569

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2015 and 2016

(In thousands of Mexican Pesos)

	2014		2015		2016
Cash flows from operating activities:
Profit for the year	Ps.	2,242,520	Ps.	2,770,777	Ps.	3,353,559
Adjustments for:
Employee benefits		9,383		13,352		14,718
Bad debt expense		15,056		5,380		1,100
Depreciation and amortization		925,220		1,156,435		1,348,387
Share of loss of associate		—		13,704		11,728
Bargain purchase gain		—		(189,744)		—
Net loss (gain) on derivative financial instruments		340		—		(68,261)
Interest expense for banks loans and debt securities		65,730		198,567		357,087
Unrealized exchange loss		—		354,458		549,768
Long term provisions		—		—		6,480
Income tax expense		514,579		847,309		1,266,573

		3,772,828		5,170,238		6,841,139
Changes in:
Financial investments held for trading purposes		410,433		—		—
Trade accounts receivable		(145,122)		173,005		(434,534)
Recoverable income tax and other current assets		25,047		(27,188)		116,181
Recoverable income tax		269		—		—
Concession taxes payable		2,369		79,098		107,473
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		22,563		24,680		48,875
Accounts payable		37,772		301,508		205,797
Taxes payable		17,446		(14,229)		(1,816)
Deposits received in guarantee		74,935		128,298		203,987

Cash generated by operating activities		4,218,540		5,835,410		7,087,102
Income taxes paid		(758,310)		(930,657)		(1,445,899)

Net cash provided by operating activities		3,460,230		4,904,753		5,641,203

Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased buildings, improvements to concession assets and advance payments to suppliers		(620,266)		(1,128,382)		(1,856,997)
Proceeds from sales of machinery and equipment		435		2,023		329
Net cash outflows on acquisition of subsidiary		—		(2,543,568)		—
Equity reimbursement from associate		—		—		58,868
Other assets		(13,209)		—		(18,757)

Net cash used in investing activities		(633,040)		(3,669,927)		(1,816,557)

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2015 and 2016

(In thousands of Mexican Pesos)

	2014		2015		2016
Cash flows from financing activities:
Dividends declared and paid		(1,590,000)		(1,744,911)		(2,139,092)
Dividends paid to non-controlling interest		—		(82,391)		—
Capital distribution		(1,510,000)		(1,408,542)		(1,750,167)
Repurchase of shares		(69,340)		—		—
Proceeds from issuance of Debt securities		—		2,600,000		2,600,000
Proceeds from bank loans		1,378,881		9,056,701		3,528,849
Repayments on bank loans		(1,513,883)		(8,076,912)		(3,661,049)
Derivative financial instruments		—		—		(4,193)
Interest paid on financial loans		(95,533)		(177,774)		(345,533)

Net cash (used in) provided by financing activities		(3,399,875)		166,171		(1,771,185)

Effects of exchange rate changes on cash held:		—		—		138,178

(Decrease) increase in cash and cash equivalents		(572,685)		1,400,997		2,191,639
Cash and cash equivalents at beginning of year		2,168,187		1,595,502		2,996,499

Cash and cash equivalents at the end of year	Ps.	1,595,502	Ps.	2,996,499	Ps.	5,188,138

Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets on account	Ps.	86,383	Ps.	221,151	Ps.	441,515

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

(In thousands of Mexican Pesos)

1.	Activities of the Company and significant events

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company or GAP) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San Jose del Cabo, Silao (Guanajuato), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes. Additionally, in April 2015, GAP acquired 100% of the shares of Desarrollo de Concesiones Aeroportuarias, S.L. (DCA), a Spanish company, which owns a majority stake in MBJ Airports Limited (MBJA), which operates the Sangster International Airport in Montego Bay in Jamaica. The Company’s principal address is Mariano Otero Avenue 1249 B, six floor, Rinconada del Bosque, zip code 44530, Guadalajara, Jalisco, Mexico.

a.	Activities

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (ASA), a Mexican Governmental agency, which was responsible for the operation of all public airports in Mexico.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. were granted concessions by the Ministry of Communications and Transportation (SCT) to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998 (The Concession or Concessions). The cost of the concessions, which totaled Ps.15,938,359, was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP, the strategic stockholder of the Company) for its interests in GAP. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on such date.

The term of the concession is 50 years as from November 1, 1998 and may be extended by the SCT on one or more occasions for up to 50 additional years under certain circumstances. Beginning on November 1, 1998, the Company is required to pay an annual tax to the Mexican Government, through the SCT, for use of the public property, equivalent to 5% of each concessionaire’s annual gross revenues, according to the concession terms and the Mexican Federal Duties Law.

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

On April 20, 2015, the Company completed and paid a transaction with Spanish company Abertis Airports, S.A (Abertis) for the acquisition of 100% of the shares of DCA. The acquisition was the result of a private and confidential bidding process among various participants which concluded in favor of GAP. The total amount of the transaction was USD$192,000,000.

DCA has a 74.5% stake in MBJA, the entity that operates Sangster International airport in Montego Bay in Jamaica. MBJA holds the concession to operate, maintain and utilize the airport for a period of 30 years, beginning April 2, 2003. Vantage Airport Group Limited (Vantage) owns the remaining 25.5% stake in MBJA.

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

Significant events

•	On January 19 and February 15, 2016, the Company paid off the loans entered into with Scotiabank Inverlat, S.A. (Scotiabank) and BBVA Bancomer (BBVA) for USD$96,000,000 and USD$95,000,000, respectively. These loans were paid with funds obtained from new loans received on the same date from Bank of Nova Scotia (Nova Scotia) and BBVA for USD$95,500,000 each, for a term of 5 years paying interest at Libor 1M plus 99 and 105 basis points, respectively.

•	On January 29, 2016, the Company issued 11 million long-term debt securities for a total of Ps. 1,100,000, which are unsecured and payment of principal at maturity, corresponding to the first reopening of the GAP 15, originally issued on February 20, 2015. The GAP 15 debt securities’ interest will be payable every 28 days at a variable rate of TIIE-28 plus 24 basis points. Principal will be payable at maturity on February 14, 2020. The placement price for these additional GAP 15 debt securities was Ps. 99.694371 (ninety nine pesos 694371/100 M.N.), due to accrued interest payable upon issuance and the 34 basis points spread of the new issuance. The funds raised in this issuance will be used to finance capital investments in accordance with the Company’s Master Development Program (MDP).

•	On February 18, 2016, the Company was notified of the decision of the Superior Court of Mexico City in accordance with the decision of Mexico’s Supreme Court, which confirmed the validity of the Company’s bylaws, declared that Grupo México S.A.B. de C.V. (GM) and Infraestructura y Transportes México, S.A. de C.V. (ITM) are in violation of the Company’s bylaws. Resulting from the fact that together they hold more than the 10% of the Company’s capital stock allowed under Article X of the bylaws. Therefore, it ordered the sale by GM and ITM of the Series “B” shares held in excess of 10% of the Company’s capital stock; and instructed them that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the Mexico´s laws and Article XII of the Company’s bylaws.

•	In an Annual General Ordinary Stockholders’ Meeting held on April 26, 2016, the stockholders approved a dividend payment of Ps. 4.07 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Mexican Securities Market Law. The first payment for Ps. 2.28 per share was in cash on August 25, 2016 for a total of Ps. 1,198,312 and the second payment for Ps. 1.79 per share was made on November 18, 2016 for a total of Ps. 940,780. The total payment for dividends was Ps. 2,139,092, as mentioned in Note 19.g.

•	In an General Extraordinary Stockholders’ Meeting held on April 26, 2016, the stockholders approved a capital reduction of Ps. 3.33 per share. The payment was made on May 9, 2016 for Ps. 1,750,167 as described in Note 19.h.

•	On July 8, 2016, the Company issued 15 million long-term debt securities for a total Ps. 1,500,000 which are unsecured and payment of principal at maturity corresponding to the tranche of the GAP 16 long-term debt securities, interest will be payable every 28 days at a variable rate of TIIE-28 plus 49 basis points. The maturity will be 5 years, and the principal payment will be made upon maturity, on July 2, 2021. Proceeds from the issuance will be allocated to finance Company’s MDP.

2.	Basis of presentation

a.	Statement of Compliance – These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), its amendments and interpretations issued by the International Accounting Standards Board (IASB) issued and outstanding or issued and early adopted at the date of preparation of these consolidated financial statements.

b.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

c.	Basis of preparation – The consolidated financial statements have been prepared on the historical cost basis except for assets and liabilities assumed in the business combinations on the date of purchase, which were recorded at fair value.

•	Historical cost – Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

•	Fair value – The Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability

d.	Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2014, 2015 and 2016. The consolidated subsidiaries are as follows:

Company	% participation	Location	Activity
Aeropuerto de Aguascalientes, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto del Bajío, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Guadalajara, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Hermosillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de La Paz, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Los Mochis, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Manzanillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Mexicali, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Morelia, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de San José del Cabo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Tijuana, S.A. de C.V.	99.99%	Mexico	Operation of airport
Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)	99.99%	Mexico	Provides personnel services
Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)	99.99%	Mexico	Social advice and support infrastructure of educational institutions
Puerta Cero Parking, S.A. de C.V. (PCP)	99.99%	Mexico	Operation of parking lot.
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)	99.99%	Mexico	Administrative services
Desarrollo de Concesiones Aeroportuarias, S.L. (Consolidated as of April 2015) (DCA)	100%	Spain	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited (consolidated as of April 2015) (MBJA)	74.50%	Jamaica	Operation of airport
GA del Pacífico es do Brasil, LTDA	99.99%	Brazil	No operation

Control is achieved when the Company:

•	Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

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

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

e.	Application of new and revised International Financing Reporting Standards

Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) and interpretations that are mandatorily effective for the current year

In the current year, the Company has applied a number of amendments to IFRSs and new Interpretation issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2016.

Annual Improvements to IFRSs 2012 – 2014 Cycle

The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2012 – 2014 Cycle. which are summarised below.

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

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. Currently, the Company uses the straight-line method for depreciation and amortization for its machinery equipment and improvements on lease building, improvements to concession assets, airport concessions, right to use airport facilities and other acquired rights. The Company’s management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, and therefore the application of these amendments to IAS 16 and IAS 38 did not have a material impact on the Company’s consolidated financial statements.

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

The amendments should be applied prospectively to transactions occurring in annual periods beginning on January 1, 2016. The management of the Company anticipate that the application of these amendments to IFRS 10 and IAS 28 may have an impact on the Company’s consolidated financial statements in future periods should such transactions arise.

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

f.	Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2014, 2015 and 2016, and for the years then ended, are prepared in pesos, which is both, the functional and reporting currency of the Company and are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates prevailing at the reporting date. In 2015, income and expenses of foreign operations are translated at the average exchange rate for the period of transactions of Ps.16.1548 pesos per USD and euros to USD$1.1057. In 2016, income and expenses of foreign operations are translated at the average exchange rate for the period of transactions of Ps.18.6568 pesos per USD and euros to USD$1.1066.

g.	Use of estimates and critical judgments in preparing the financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities, income and expenses of the relevant period. Actual results could differ from these estimates. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Identification of net assets and liabilities assumed in a business combination and determination of fair value (Note 4)

•	Estimation of doubtful accounts (Note 7)

•	Definition of useful lives and depreciation and amortization periods (Note 3c. and 3.d.)

•	Probability of recovery of deferred income tax from tax loss carryforwards (Note 13.g)

•	Recovery of tax on assets paid in prior years (Note 13.i)

•	Assumptions used to determine liabilities for retirement benefits (Note 18)

•	Contingency liabilities (Note 29)

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

h.	Income from operations – This line item is comprised by total revenues less operating costs, including other income, net. See Note 26 for the components of other income, net. Although the presentation of income from operations is not required by nor is it defined under IFRS, it is included in the consolidated statements of profit or loss and other comprehensive income because management believes it represents a useful and reliable measure of the economic and financial performance of the Company.

i.	Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2015 and 2016, other comprehensive income are represented by the effects of translation of foreign subsidiaries and actuarial remeasurements. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are recognized in the income statement as long as permitted under IFRS. For the year ended December 31, 2014, comprehensive income is represented only by the net income.

j.	Classification of cost and expenses – Costs and expenses presented in the consolidated statements of profit or loss and other comprehensive income were classified according to their nature.

3.	Significant accounting policies

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

The effective interest rate is the rate that discounts the estimated future cash receipts, (including all professional fees and basis points paid or received that are part of the effective interest rate, transaction costs and other premiums or discounts), for the expected life of the instrument, or when is appropriate a shorter period, to the net carrying amount at initial recognition.

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

Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of the financial liabilities (other than financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial liabilities, as appropriate, on its initial recognition. Transaction costs directly attributable to the acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

b.	Cash and cash equivalents – Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses with immediate availability as well as cash equivalents designates for expenditure, held in trust (See Note 6). Cash is stated at nominal value and cash equivalents are valued at fair value that does not exceed their market value; the yields, which are recognized as interest income as it accrues.

c.	Machinery, equipment and improvements on leased buildings

•	Recognition and valuation – Machinery, equipment and improvements to leased buildings are recognized at acquisition cost less accumulated depreciation and any accumulated impairment losses. The acquisition cost includes expenses directly attributable to the acquisition of the asset.

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

•	Subsequent costs – The cost to replace a part or item of machinery, equipment and improvements to leased buildings are recognized in the value of the asset when it is probable that future economic benefits associated with that part will flow to the Company and its cost can be measured reliably. The net value of the replaced item is derecognized at its net book value. Minor maintenance costs are recognized in the consolidated statement of profit and loss and other comprehensive income.

•	Depreciation – Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other substitute value of that cost based on the straight-line method, this is the value that reflects more certainty the expected pattern of consumption of future economic benefits implicit in the active. The Company does not determine residual values for machinery, equipment, improvements and leased buildings as they are not considered to be material.

•	Depreciation of machinery and equipment is recognized in the consolidated statement of profit and loss and other comprehensive income and is calculated under the straight-line method based on the useful lives of the related assets. Also, improvements to leased buildings are amortized by the straight-line method based on the remaining useful life of the improvements or the lease term, whichever is less. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis.

The estimated useful lives for the current period and comparative period are as follows:

	Useful life (years)	Average annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	3.3 - 4	30% - 25%
Transportation equipment	4 - 5	25% - 20%
Communication equipment	10 -4 - 3.3	10% - 25% - 30%
Improvements on leased buildings	10	10%

d.	Intangible Assets

•	Improvements to concession assets – Improvements to concession assets are accounted for the improvements that are made pursuant to the MDP and improvements carried out by the daily operation of the Company’s airports. All infrastructure investments made by the airports will be delivered to the Mexican government or the government of Jamaica as corresponds at the end of the term of the Concession. Under the Company’s concession agreements, through the MDP agreed with each government every five years, the Company is committed to carry out various improvements, upgrades and additions to each of its airports on an annual basis in the case of Mexican airports and every five years in Jamaica. In exchange for investing in those additions and upgrades, each government grants the Company the right to obtain benefits for services provided using those assets. The Company, as the operator of the concession assets, recognizes an intangible asset as it receives a right granted by each government to charge users of the public service associated with the use of its airports.

•	Airport concessions – The Company recognized an intangible asset of the Concession granted by the SCT to manage and operate each of the airports in Mexico for 50 years since its acquisition. As regards to MBJA, the Company recognized an intangible asset at the fair value of the concession to operate and exploit that airport until 2033 according to the determination of fair values resulting from the acquisition of DCA and MBJA accordance IFRS 3 Business Combinations.

•	Rights to use airport facilities –rights to use airport facilities in Mexico are recorded at acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and exploit them during the Concession term. At MBJA no rights to use airport facilities were identified.

•	Other acquired rights – These rights correspond to payments made by the Company after the date the Mexican concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded at its acquisition cost. In MBJA there are no other acquired rights.

•	Amortization – After to its initial recognition, intangible assets are valued at acquisition cost plus capitalized borrowing costs that are recognized, less accumulated amortization and accumulated impairment losses. Amortization is recognized in the consolidated statement of comprehensive income under the straight line method applied to the shorter of the estimated period of future economic benefits the intangible assets will generate, or the concession period, from the date they are available for use.

Amortization periods for the current and comparative period are as follows:

	Period (years)	Average annual amortization rate
Improvements to concession assets	12.5 - 20	8% - 5%
Airport concessions	49 - 18	2% - 5.5%
Rights to use airport facilities	10 - 49	10% - 2%
Other acquired rights	44 - 48	2%

The amortization method and useful lives are reviewed at each year end date and adjusted prospectively if necessary.

e.	Capitalized borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use are added to the cost of those assets, until such time as the assets are substantially ready for their intended use for sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

f.	Impairment of financial and non-financial assets (Tangible and intangible)

•	Financial assets – A financial asset that is not recognized at FVTPL is evaluated by the Company at the close of each reporting period to determine whether there is evidence of potential impairment. A financial asset is impaired if there is objective evidence that a loss has occurred after the initial recognition of the asset and that loss has a negative effect on the estimated future cash flows of the asset, that can be estimated reliably.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach in the payment of the interests or the loan; or

•	It is probable that the borrower will enter in bankruptcy or into a financial reorganization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

An impairment loss on financial assets carried at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Losses are recognized in consolidated statements of profit or loss and other comprehensive income and are reflected in the allowance for doubtful accounts included in cost of services in the “other” category. When a subsequent event causes the amount of impairment loss to reverse, such amount is recognized in consolidated statements of profit or loss and other comprehensive income on a prospective basis and cannot exceed the amount of the impairment previously recognized.

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

The individual airports of the Company in Mexico cannot be considered as separate cash-generating units, as the bidding process, in which it decided to sell up to 15% of the shares representing the capital stock of the holding company Shares of the companies that received for the concession made by the Mexican Federal Government included the package of twelve airports, and therefore the Company is required to operate and maintain all 12 airports independently of the results they generate individually. Considering the above, if there are indicators of impairment exist, the Company performs an impairment assessment on a consolidated basis with Mexican companies. Moreover, the value of the assets of MBJA are individually valued at the end of each period to determine whether there are indications of impairment to be a single separate cash-generating units.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation) had an impairment loss not been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit and loss, unless the relevant asset is recognized on a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

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

g.	Investment in associate – An associate is an entity in which control is not exercised but over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Entity’s share of the profit or loss and other comprehensive income of the associate.

Significant influence is the power to participate in decisions about the financial and operating policies of the entity in which it is investee, but does not imply joint control or control over those policies.

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

Derivatives are initially recognized at fair value at the date the derivative contract are entered into and subsequently valued at fair value at the end of each reporting period. The gain or loss is recognized in profit or loss and other comprehensive income immediately, unless the derivative is designated as a hedging instrument and is considered to be effective. The timing of the recognition of the hedging instrument in earnings will depend on the nature of the hedge.

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

j.	Other intangible assets – Costs incurred in the development phase, as well as other intangible assets that meet certain requirements and that the Company has determined will have future economic benefits, are capitalized and amortized based on the straight-line method. Expenditures that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

k.	Leases – The payments made by the Company as a lessee under operating leases are recognized in the consolidated statements of profit of loss and other comprehensive income on a straight-line basis over the lease term. Lease incentives received are recognized, as applicable, as a decrease in overall rental costs over the term of the contract. The Company’s accounting policy as a lessor is disclosed in Note 3.o.

l.	Provisions and contingent liabilities – Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

A contingent liability is a possible obligation that arises from a past event and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Company, or a present obligation that arises from a past event but 1) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or 2) the amount of the obligation cannot be measured with sufficient reliability. A contingent liability is not recognized in the financial statements, but rather is disclosed unless the probability of an outflow of resources embodying economic benefits is remote.

m.	Direct employee benefits – The Company provides its employees in Mexico and abroad different types of benefits. In Mexico the liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits primarily include statutory employee profit sharing (PTU) payable, compensated absences, vacation and vacation premium and incentives. The PTU is recorded in the income year in which it is incurred and presented under cost of services in the consolidated statements of profit or loss and other comprehensive income.

n.	Employee benefits – The seniority premium liability are calculated by independent actuaries at the projected unit credit method using nominal interest rates. For the years 2014 and 2015 due to its impact is not material, actuarial gains and losses generated during the year are recognized directly in the profit or loss rather than recognize them in other comprehensive income.

Beginning in 2016 the remeasurements of the defined benefit liability, which includes actuarial gains and losses, the performance of the plan assets (excluding interest) and the effect of the asset ceiling, are recognized immediately in other comprehensive income. The Company has determined the net interest income for the defined benefit liability net of the period applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), considering any change in The liability (asset) for net defined benefit during the period as a result of contributions and benefits payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit and loss in the year.

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

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in Other Comprehensive Income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Any liability for compensation is recognized when the Company can no longer withdraw the offer of compensation and / or when the entity recognizes related restructuring costs.

o.	Revenue recognition – Aeronautical and non-aeronautical revenues are recognized at their fair value, within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

•	Aeronautical services – The majority of the revenues in México are derived from rendering aeronautical services, related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” per “workload unit.” The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. A workload unit is currently equivalent to one terminal passenger (excluding passengers in transit) or 100 kilograms (220 pounds) of cargo. Moreover, in MBJA aeronautical revenues correspond to the fee for passengers and security, which are collected by airlines who are also invoice other charges for landing and parking aircraft.

•	Revenues from non-aeronautical services consist mainly of the leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, other miscellaneous revenues and royalties for the use of Company´s brands.

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

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rates prevailing at the date of the statements would. Exchange fluctuations are recorded in results of the period within the financial costs and presented as exchange gain or loss, on a net basis in the consolidated or profit or loss and other comprehensive income.

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

u.	Operating segments – An operating segment is a component of the Company:1) that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company, 2) whose operating results are regularly reviewed by Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and 3) for which discrete financial information is available. The Company has determined that its Chief Executive Officer its CODM. Each of the airports of the Company represents an operating segment. The Company has determined that its reportable segment, based on quantitative threshold test, to be the Guadalajara, Tijuana, Puerto Vallarta, San Jose del Cabo, Montego Bay, Hermosillo and Guanajuato airports. The operating segment information relating to the remaining six airports are combined and reported under “Other airports”. The corresponding information related with SIAP (company that provides technical assistance and professional services highly qualified), CORSA (company that provides operative services specialized in aeronautical industry), PCP (company that manages the parking lot operation), Fundación GAP, DCA, as well as the Company’s own operation (including investments in subsidiaries), was combined and included under “Other Companies”. Segment profit and loss is determined based on income before income taxes. Segment assets represent total assets and segment liabilities represent total liabilities. The accounting policies used in reporting segment information are the same as those used in the preparation of these consolidated financial statements, except that the investments in subsidiaries are accounted for under the equity method for purposes of determining segment assets and segment profit and loss for purposes of what is reported for “Other Companies”. Intersegment transactions are based on prices available to third parties.

v.	Cash flow statement – The Company presents cash flows from operating activities using the indirect method, in which the net income is adjusted for the effects of transactions that do not require cash flows including those associated with investing and financing activities. Additionally, the Company has elected to present cash paid for interest as part of the financing activities and cash received from interest income as part of operating activities.

w.	Other immaterial restatements – Subsequent to the issuance of the Company’s consolidated financial statements as of December 31, 2015 and for the year then ended, the Company’s management identified certain unintentional immaterial errors. The Company’s management assessed the impact of these errors in accordance to the International Accounting Standard 8 – Accounting Policies, Changes in Accounting Estimates and Error and concluded that even though they were not material to the 2015 consolidated financial statements, it was appropriate to make the required changes to correct all such immaterial errors. Aforementioned adjustments were to correct the following disclosures within the 2015 consolidated financial statements and the notes thereto:

•	Note 5 Financial risk management - In 2015’s column within Capital management, the amount of Stockholders’ equity -controlling interest, was corrected.

•	Consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2015 - The amount of the basic and diluted earnings per share related to 2015, was corrected.

•	Note 13 Income taxes - Paragraph h. Balances and movements in deferred income taxes during the period. The 2015’s movements of the temporary differences related to deferred income tax liability were corrected.

•	Note 30 Information by operating segment - Within the 2015’s figures, disclosures related to investment in associates as per IFRS 8, Operating segments, were included.

4.	Business Combination

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

MBJA operates the Sangster International airport in Montego Bay in Jamaica, who has concession with the government that ends on April 12, 2033. The airport is located right in the center of the tourist corridor from Negril to Ocho Rios, which concentrates 90% the hotel capacity of the island according to information published by the Jamaican Tourist Board. In 2014 the airport served a total of 3.6 million passengers, 99.0% were international, of which 66% had as their origin the United States, 20% from Canada, 1% from Europe and 2% from the Caribbean and others regions.

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

As part of the analysis performed to determine the acquisition date of DCA, the Company concluded that the date it acquired control over was April 20, 2015. Therefore, for all practical purposes the beginning of the consolidation was defined as of April 1, 2015 so, the consolidated statement of income and other comprehensive income for the year ended December 31, 2015 the Company comprises the results of DCA from that date. The Company consolidated only the last nine months of the DCA exercise.

The Company finalized in 2015 the determination of the fair value of assets acquired and liabilities assumed in the acquisition of DCA and MBJA and their recognition for accounting purposes.

Valuation Methodology

The income approach was used to quantify the fair value of the concession, which is based on cash generation expected by the asset during its remaining useful life (concession term). This approach assumes that the income from the asset determines its value. As a first step, it requires the development of projected cash flows, continuing with the determination of the present value of these cash flows to calculate the terminal value, which is a representation of the defined period in which the asset will continue to generate revenue.

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

Assets acquired and liabilities recognized at the date of acquisition

Following are the details of the fair value the identifiable assets acquired and liabilities assumed at April 1, 2015.

Identifiable Assets Acquired
Cash and cash equivalents	Ps.	383,799
Trade accounts receivable		98,211
Other current assets		78,597
Machinery and equipment		398,072
Improvements to concession assets		1,816,380
Airport concessions		2,684,026
Other assets		74,926

Total identifiable assets acquired		5,534,011

Liabilities Assumed
Accounts playable		(155,515)
Loans		(658,981)
Deferred income taxes		(749,579)

Total current liabilities		(1,564,075)

Net assets acquired		3,969,936

Cash consideration paid		2,927,367
Fair value of non-controlling interest		852,825

		3,780,192

Bargain purchase gain	Ps.	189,744

In determining the fair value of DCA, a deferred tax liability of Ps. 678,792 was recognized.

During the process of the acquisition of DCA there was no contingent consideration.

In the valuation process it was determined that the values of cash equivalents, accounts receivable, other current assets, accounts payable, financial liabilities, other current liabilities and other noncurrent liabilities recorded in DCA approximate their fair value at the date of acquisition.

The non-controlling interest (25.5% in MBJA) recognized at the date of acquisition of DCA was valued by reference to the fair value of the net assets acquired and amounted to Ps. 852,825.

The bargain purchase gain was due to a strategy implemented by the Company as part of its financial analysis to determine the most appropriate acquisition price, which was compared to the expected cash flows of the business that resulted in the fair value of the net assets acquired being greater than the price paid. After reviewing if it had appropriately identified and valued all the assets acquired and liabilities assumed, a bargain purchase gain was recognized in profit or loss for the year ended December 31, 2015. This bargain purchase gain is also reflected in 2015 income from operations in the other companies reportable segment (See note 30)

Following is the pro forma consolidated statement of profit or loss and other comprehensive income to present the revenues and income of the combined entity as if the acquisition had occurred on January 1, 2015. In addition to provide analysts and investors a better understanding of the acquisition, the condensed consolidated statement of profit or loss and other comprehensive income of the Company for the year 2014, was presented for comparative purposes.

	December 2014		December 2015
Revenues:
Aeronautical revenue	Ps.	3,925,736	Ps.	5,622,575
No aeronautical revenue		1,338,542		1,933,760
Improvements to concession assets		281,874		838,635

		5,546,152		8,394,970
Operating costs:
Costs of services		1,161,588		1,637,919
Technical assistance fees		194,228		242,456
Concession taxes		261,577		525,745
Depreciation and amortization		925,220		1,224,123
Cost of improvements to concession assets		281,874		838,635
Other income		(43,424)		(254,236)

		2,781,063		4,214,642
Operating income		2,765,089		4,180,328
Finance costs		(7,990)		(406,839)
Share of loss of associate		—		(15,733)

Income before income taxes		2,757,099		3,757,756
Income taxes		514,579		884,517

Profit for the year		2,242,520		2,873,239

	December 2014		December 2015
Other comprehensive income
Exchange differences on translating foreign operations		—		427,238

Comprehensive income	Ps.	2,242,520	Ps.	3,300,477

Profit for the year attributable to:
Controlling interest	Ps.	2,242,520	Ps.	2,816,523
Non-controlling interest		—		56,716

	Ps.	2,242,520	Ps.	2,873,239

Total comprehensive income for the year attributable to:
Controlling interest	Ps.	2,242,520	Ps.	3,176,861
Non-controlling interest		—		123,616

	Ps.	2,242,520	Ps.	3,300,477

It is important to consider that the dividends to be paid in the future by MBJA to DCA shall include the results for the full year 2015 and its retained earnings at December 31, 2014.

The Company’s consolidated result of the year ended December 31, 2015 from DCA include revenues of Ps. 995,707 and profits of Ps. 308,323.

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

At December 31, 2014, 2015 and 2016, financial instruments held by the Company are comprised of the following:

	December 31, 2014	December 31, 2015	December 31, 2016
Financial assets
Cash and cash equivalents	Ps. 1,595,502	Ps. 2,996,499	Ps. 5,188,138
Receivables	337,581	159,196	607,544
Derivative financial instruments	—	—	72,454
Financial liabilities at amortized cost
Long-term debt securities	Ps. —	Ps. 2,600,000	Ps. 5,200,000
Current and long term bank loans	1,719,474	3,950,465	4,614,276
Accounts payable	353,839	586,875	891,611

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

•	Accounts receivable and others – The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (Tarifa de Uso Aeroportuario, TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2014, 2015 and 2016 the revenues for TUA represented 60.8%, 55.3% and 51.9% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. Approximately 37.2%, 29.8% and 26.3% of the Company’s revenues in 2014, 2015 and 2016 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. Approximately 35.3%, 29.4% and 27.6% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2014, 2015 and 2016 were generated by the Guadalajara airport. In addition, approximately 90.4%, 92.2% and 92.6% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2014, 2015 and 2016, respectively, were generated by seven of the Company’s airports (Guadalajara, Tijuana, San Jose del Cabo, Puerto Vallarta, Montego Bay, Bajío and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA in Mexico, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse to the airport the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the case of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. At December 31, 2014, 2015 and 2016, the Company has customer deposits received in guarantee of Ps. 597,139, Ps. 725,437, and Ps. 936,828, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt; this excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters. The Company has external financing as described in Note 17 for compliance of its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2014, the Company has available credit lines of Ps. 1,011,000. As of December 31, 2015 and 2016 the Company doesn’t have any unused lines of credit.

Following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2014, 2015 and 2016:

	December 31, 2014
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Fixed rate bank loans		Ps.	21,928	Ps.	—	Ps.	28,929	Ps.	9,643	Ps.	—	Ps.	60,500
Variable rate bank loans			30,503		18,917		878,261		689,586		41,707		1,658,974
Fixed rate interest	8.52%		1,795		—		2,762		630		—		5,187
Variable rate interest	4.69%		5,824		16,621		29,070		71,370		2,600		125,485
Trade accounts payable	N/A		133,619		95,263		—		—		—		228,882
AMP	N/A		—		—		124,957		—		—		124,957

		Ps.	193,669	Ps.	130,801	Ps.	1,063,979	Ps.	771,229	Ps.	44,307	Ps.	2,203,985

	December 31, 2015
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		1,100,000		—		1,100,000
Fixed rate loans			516		1,569		201,860		31,709		5,529		241,183
Variable rate bank loans			—		3,286,442		38,715		358,316		25,809		3,709,282
Fixed rate interest	9.85%		1,405		5,949		128,836		436,654		483,357		1,056,201
Variable rate interest	3.62%		5,485		7,014		42,028		160,328		—		214,855
Trade accounts payable	N/A		196,757		240,481		—		—		—		437,238
AMP	N/A		—		—		149,637		—		—		149,637

		Ps.	204,163	Ps.	3,541,455	Ps.	561,076	Ps.	2,087,007	Ps.	2,014,695	Ps.	8,408,396

	December 31, 2016
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		3,700,000		—		3,700,000
Fixed rate loans			667		2,027		5,608		37,756		236,538		282,596
Variable rate bank loans			—		—		76,457		4,255,223		—		4,331,680
Fixed rate interest	9.85%		3,104		6,398		109,563		435,591		375,830		930,486
Variable rate interest	4.73%		16,626		38,363		162,507		531,713		—		749,209
Trade accounts payable	N/A		358,587		334,512		—		—		—		693,099
AMP	N/A		—		—		198,512		—		—		198,512

		Ps.	378,984	Ps.	381,300	Ps.	552,647	Ps.	8,960,283	Ps.	2,112,368	Ps.	12,385,582

The interest payable from loans with variable interest rates was determined based on projected interest rates, plus the basis point adjustment corresponding to each bank loan.

The Company has bank loans, which include, among other obligations, restrictions that limit the destination of the resources, in addition to maintaining some financial ratios.

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

•	Foreign exchange risk – The Company is exposed to currency risk for its revenues and trade accounts receivable denominated in a currency other than the functional currency of the Company. The foreign currencies in which transactions are primarily denominated is the U.S. dollar (USD) (Note 31).

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

Following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts at December 31, 2016	Peso amounts at exchange rate of Ps. 20.6640 at December 31, 2016		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	59,842	Ps.	1,236,583	Ps.	1,360,241	Ps.	1,124,169
Trade accounts receivable	7,972		164,739		181,212		149,763

	67,814		1,401,322		1,541,453		1,273,932
Financial liabilities:
Accounts payable	(56,398)		(1,165,401)		(1,281,940)		(1,059,457)
Bank loans	(213,820)		(4,418,376)		(4,860,212)		(4,016,714)

Net liability position	(202,404)	Ps.	(4,182,455)	Ps.	(4,600,699)	Ps.	(3,802,239)

Interest rate risk – The Company is exposed to fluctuation in interest rates on financial instruments, such as investments, loans and debt issuances. The Company monitors its interest rate risk and when bank loans are entered into with variable interest rates, it determines whether it should enter into derivative financial instruments, in order to reduce its exposure to the risk of volatility in interest rates type CAP. The negotiation with derivative financial instruments is only entered into with institutions of high repute and credit rating. The Company does not enter into operations for speculative purposes.

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days, LIBOR 30-days in Mexico and LIBOR GRA in MBJA, respectively. If the date of year end 2016, variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2014, 2015 and 2016 would be as follows:

	2014		2015		2016
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(6,794)	Ps.	(40,370)	Ps.	(64,031)

Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	6,794	Ps.	40,370	Ps.	64,031

In 2016, the Company contracted hedges of derivative financial instrument interest rate caps (CAPs), whereby it agreed to exchange the difference between the amounts of the variable interest rate calculated over the principal amounts of the hedged items associated with its variable rate debt instruments. These contracts allow the Company to hedge the cash flow exposures on debt contracted at variable interest rates. The fair value at the end of the period of the interest rate CAP is determine at market value.

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

Following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2014		2015		2016
Stockholders’ equity –controlling interest	Ps.	21,285,891	Ps.	21,273,951	Ps.	21,333,015
Total liabilities		3,000,316		9,317,356		13,646,893
Ratio of total stockholders’ equity to liabilities		7.1		2.3		1.6

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

•	The acquisition has to be approved previously at a Stockholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).

•	If the acquisition is made against the Company´s stockholders equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.

•	Announcing the amount of common stock issued and paid when determining the authorized stock for repurchase. The Ordinary Stockholders Meeting shall expressly agree, for each year, the maximum amount of funds that may be used for the repurchase of the Company’s shares, with the only limitation that the sum of the resources that can be used for this purpose, in no event shall exceed the total balance of retained earnings of the Company.

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

As of December 31, 2014, 2015 and 2016, the fair value of financial liabilities recognized at amortized cost was Ps. 1,702,710, Ps. 6,568,634 and Ps. 9,841,498, respectively, while their book value is Ps. 1,719,474, Ps. 6,550,465 and Ps. 9,789,511, respectively. The fair value of loans are determined in accordance with generally accepted pricing models based on discounted cash flow analysis determinated in accordance by Level 1 of FVTPL.

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

Financial instruments recognized at fair value, are categorized according to the fair value hierarchy into levels 1 to 3 based on the degree to which their fair value is objectively observable, are:

•	Financial instruments classified as FVTPL – Are classified within Level 1 of the fair value hierarchy.

•	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.

6.	Cash and cash equivalents

As of December 31, 2014, 2015 and 2016, the balances are comprised of the following:

	December 31, 2014		December 31, 2015		December 31, 2016
Cash	Ps.	140,638	Ps.	1,171,725	Ps.	1,560,536
Overnight investments of cash surpluses		1,454,864		1,824,774		3,326,662
Cash equivalents designated for expenditure, held in trust		—		—		300,940

	Ps.	1,595,502	Ps.	2,996,499	Ps.	5,188,138

On December 20, 2016 the Company established four trusts for investment and administration with Banco Interacciones, S.A. Institución de Banca Múltiple, Grupo Financiero Interacciones (Interacciones), who acts as a trustee, while the airports of the Company are trustors and beneficiaries. The trust is controlled by a Technical Committee consisting solely of executives of the Company, this trust is revocable and only can be destined to pay the execution of MDP in the Guadalajara airport for Ps. 276,575; Hermosillo airport for Ps. 5,801; Puerto Vallarta airport for Ps. 9,282 and San Jose del Cabo airport for Ps. 9,282. The resources should be invested in government securities denominated in national currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The duration of the trust is for the period in which the contracts with the airports are in force. The Company expects these contracts to be completed during 2017. Consequently, the cash held in these trusts are classified as current assets.

7.	Trade accounts receivable

As of December 31, 2014, 2015 and 2016, trade accounts receivable are comprised of the following:

	December 31, 2014		December 31, 2015	December 31, 2016
Trade accounts receivable	Ps.	490,579	Ps. 295,611	Ps.	638,166
Allowance for doubtful accounts		(152,998)	(136,415)		(30,622)

	Ps.	337,581	Ps. 159,196	Ps.	607,544

Accounts receivable include balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps. 257,605, Ps. 170,541 and Ps. 414,655 as of December 31, 2014, 2015 and 2016, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for bad debt expense in the allowance for doubtful accounts are recognized under cost of services in the consolidated statement of profit or loss and other comprehensive income.

	2014		2015		2016
Beginning balance	Ps.	(164,982)	Ps.	(152,998)	Ps.	(136,415)
Bad debt expense		(15,056)		(15,285)		(14,327)
Write-offs		6,466		9,905		105,236
Reversal of bad debts		20,574		24,891		14,884
Increased for MBJA´s consolidation		—		(2,928)		—

Ending balance	Ps.	(152,998)	Ps.	(136,415)	Ps.	(30,622)

The allowance for doubtful accounts is comprised of customer balances that are in litigation or bankruptcy process and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2014, 2015 and 2016 these balances amounted to Ps. 77,137, Ps. 110,442 and Ps. 9,876, respectively. The allowance also includes customer balances in arrears in their payments and that are in a process of regularization; therefore they have not been sued. At December 31, 2014, 2015 and 2016 the amount of these balances amounted to Ps. 75,861, Ps. 25,973 and Ps. 20,747, respectively. During 2014, 2015 and 2016, the Company recognized reversals of bad debt of the balances that were in a legal process with an unfavorable outcome for the Company. The amount of these bad debt expense totaled Ps. 20,574, Ps. 24,891 and Ps. 14,884, respectively also decreasing the balance of accounts receivablee. The reversal of bad debts had no effect on the operating results of the Company during 2014, 2015 and 2016. There are other cancellations of write-off for customers that were in arrears in their payments, but were paid in 2014, 2015 and 2016 for Ps. 6,466, Ps. 9,905 and Ps. 105,236, respectively.

Following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31, 2014		December 31, 2015		December 31, 2016
Accounts receivables past due from 1 to 30 days	Ps.	15,619	Ps.	52,833	Ps.	28,477
Accounts receivables past due 31 to 60 days		7,051		8,290		7,225
Accounts receivables past due 61 to 90 days		3,257		4,292		6,300
Accounts receivables past due more than 90 days		29		1,834		510

	Ps.	25,956	Ps.	67,249	Ps.	42,512

Following is the percentage of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that corresponds to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2014		December 31, 2015		December 31, 2016
	% of TUA to be paid	% receivable of SAE	% of TUA to be paid	% receivable of SAE	% of TUA to be paid	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	3.4%	3.9%	23.0%	15.8%	13.3%	2.9%
ABC Aerolíneas, S.A. de C.V.	2.1%	1.2%	6.4%	5.7%	4.6%	1.0%
Aerovías de México, S.A. de C.V.	2.2%	1.5%	4.9%	7.4%	2.7%	0.8%
Aerolitoral, S.A. de C.V.	1.7%	0.7%	7.9%	5.9%	4.8%	0.4%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2014, 2015 and 2016. These guarantees could be applied to any unpaid balance in case of a breach from clients and under certain circumstances.

8.	Machinery, equipment and improvements on leased buildings

As of December 31, 2014, 2015 and 2016, the machinery, equipment and improvements on leased buildings are comprised as follows:

	Balance as of January 1, 2014		Additions		Divestitures		Balance as of December 31, 2014
Investment:
Machinery and equipment	Ps.	1,133,285	Ps.	60,052	Ps.	(10,836)	Ps.	1,182,501
Office furniture and equipment		144,652		10,339		(11,453)		143,538
Computer equipment		311,065		44,357		(51,777)		303,645
Transportation equipment		27,249		1,162		(677)		27,734
Communication equipment		17,702		2,231		(391)		19,542
Improvements on leased buildings		10,413		6,060		—		16,473

Total investment	Ps.	1,644,366	Ps.	124,201	Ps.	(75,134)	Ps.	1,693,433

Accumulated depreciation:
Machinery and equipment		(443,718)		(102,813)		10,394		(536,137)
Office furniture and equipment		(79,406)		(16,485)		11,194		(84,697)
Computer equipment		(211,568)		(58,967)		50,684		(219,851)
Transportation equipment		(24,461)		(1,781)		678		(25,564)
Communication equipment		(8,916)		(2,109)		302		(10,723)
Improvements on leased buildings		(2,756)		(1,052)		—		(3,808)

Total accumulated depreciation		(770,825)		(183,207)		73,252		(880,780)

Net amounts	Ps.	873,541	Ps.	(59,006)	Ps.	(1,882)	Ps.	812,653

	Balance as of January 1, 2015		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2015
Investment:
Machinery and equipment	Ps.	1,182,501	Ps.	670,607	Ps.	(9,306)	Ps.	63,429	Ps.	1,907,231
Office furniture and equipment		143,538		27,737		(435)		3,848		174,688
Computer equipment		303,645		193,369		(972)		12,331		508,373
Transportation equipment		27,734		13,253		(4,984)		844		36,847
Communication equipment		19,542		9,316		(330)		—		28,528
Improvements on leased buildings		16,473		—		—		—		16,473

Total investment		1,693,433		914,282		(16,027)		80,452		2,672,140

	Balance as of January 1, 2015		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2015
Accumulated depreciation:
Machinery and equipment		(536,137)		(123,293)		7,337		(29,543)		(681,636)
Office furniture and equipment		(84,697)		(12,636)		435		(3,232)		(100,130)
Computer equipment		(219,851)		(65,456)		972		(9,313)		(293,648)
Transportation equipment		(25,564)		(1,783)		4,984		(809)		(23,172)
Communication equipment		(10,723)		(2,515)		126		—		(13,112)
Improvements on leased buildings		(3,808)		(1,041)		—		—		(4,849)

Total accumulated depreciation		(880,780)		(206,724)		13,854		(42,897)		(1,116,547)

Net amounts	Ps.	812,653	Ps.	707,558	Ps.	(2,173)	Ps.	37,555	Ps.	1,555,593

	Balance as of January 1, 2016		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2016
Investment:
Machinery and equipment	Ps.	1,907,231	Ps.	155,957	Ps.	(16,257)	Ps.	134,374	Ps.	2,181,305
Office furniture and equipment		174,688		39,878		(14,182)		8,292		208,676
Computer equipment		508,373		90,195		(28,346)		26,430		596,652
Transportation equipment		36,847		4,081		(1,000)		2,109		42,037
Communication equipment		28,528		1,904		(2,208)		—		28,224
Improvements on leased buildings		16,473		24,986		—		—		41,458

Total investment		2,672,140		317,000		(61,993)		171,205		3,098,351

Accumulated depreciation:
Machinery and equipment		(681,636)		(189,241)		15,838		(71,797)		(926,836)
Office furniture and equipment		(100,130)		(10,238)		12,330		(10,015)		(108,053)
Computer equipment		(293,648)		(86,520)		27,518		(24,753)		(377,033)
Transportation equipment		(23,172)		(5,469)		1,000		(2,733)		(30,374)
Communication equipment		(13,112)		(2,879)		1,710		—		(14,281)
Improvements on leased buildings		(4,849)		(6,533)		—		—		(11,382)

Total accumulated depreciation		(1,116,547)		(300,880)		58,766		(109,298)		(1,467,959)

Net amounts	Ps.	1,555,593	Ps.	16,120	Ps.	(3,227)	Ps.	61,907	Ps.	1,630,393

Additions for investment and depreciation of machinery and equipment and improvements on leased buildings in 2015 include assets acquired as of April 1, 2015 by business combination, whose fair value at the acquisition date is shown below:

	2015 Net amounts
Machinery and equipment	Ps.	342,961
Office furniture and equipment		6,498
Computer equipment		31,626
Transportation equipment		342

Total	Ps.	381,427

During the years ended December 31, 2014 and 2016 no purchases of machinery and equipment and improvements on leased buildings by business combination took place.

As of December 31, 2014, 2015 and 2016, the net balances of machinery, equipment and improvements on leased buildings are:

	December 31, 2014		December 31, 2015		December 31, 2016
Net amounts:
Machinery and equipment	Ps.	646,364	Ps.	1,225,595	Ps.	1,254,469
Office furniture and equipment		58,841		74,558		100,623
Computer equipment		83,794		214,725		219,619
Transportation equipment		2,170		13,675		11,663
Communication equipment		8,819		15,416		13,943
Improvements on leased buildings		12,665		11,624		30,076

Total amounts	Ps.	812,653	Ps.	1,555,593	Ps.	1,630,393

The Company has several buildings under operating leasing for office use. In Notes 33, the costs and obligations under these leases are disclosed.

9.	Improvements to concession assets

As of December 31, 2014, 2015 and 2016, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2014		Additions		Divestitures		Transfers		Balance as of December 31, 2014
Investment:
Improvements to concession assets	Ps.	6,346,319	Ps.	57,998	Ps.	(17,141)	Ps.	632,012	Ps.	7,019,188
Construction in-progress		367,598		468,364		—		(632,012)		203,950

Total investment		6,713,917		526,362		(17,141)		—		7,223,138

Accumulated amortization		(1,711,250)		(380,598)		17,141		—		(2,074,707)

Net amounts	Ps.	5,002,667	Ps.	145,764	Ps.	—	Ps.	—	Ps.	5,148,431

	Balance as of January 1, 2015		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2015
Investment:
Improvements to concession assets	Ps.	7,019,188	Ps.	2,278,944	Ps.	—	Ps.	368,575	Ps.	242,677	Ps.	9,909,384
Construction in-progress		203,950		609,743		—		(368,575)		806		445,924

Total investment		7,223,138		2,888,687		—		—		243,483		10,355,308

Accumulated amortization		(2,074,707)		(934,177)		—		—		(52,106)		(3,060,990)

Net amounts	Ps.	5,148,431	Ps.	1,954,510	Ps.	—	Ps.	—	Ps.	191,377	Ps	7,294,318

	Balance as of January 1, 2016		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2016
Investment:
Improvements to concession assets	Ps.	9,909,384	Ps.	331,044	Ps.	(436)	Ps.	147,806	Ps.	514,870	Ps.	10,902,668
Construction in-progress		445,924		1,400,942		—		(147,806)		8,682		1,707,742

Total investment		10,355,308		1,731,986		(436)		—		523,552		12,610,410

Accumulated amortization		(3,060,990)		(510,747)		68		—		(126,197)		(3,697,866)

Net amounts	Ps.	7,294,318	Ps.	1,221,239	Ps.	(368)	Ps.	—	Ps.	397,355	Ps	8,912,544

Additions for investment and amortization of improvements to concession assets in 2015 include assets acquired as of April 1, 2015 by business combination, whose fair value at the acquisition date is shown below:

	Investment		Amortization		Net amounts
Improvements to concession assets	Ps.	2,264,602	Ps.	(462,719)	Ps.	1,801,883
Construction in-progress		7,523		—		7,523

Total	Ps.	2,272,125	Ps.	(462,719)	Ps.	1,809,406

During the years ended December 31, 2014 and 2016 no acquisitions of improvements to concession assets by business combination took place.

At December 31, 2014, 2015 and 2016, the net amounts of improvements to concession assets are:

	December 31, 2014		Total balance as of December 31, 2015		December 31, 2016
Net amounts:
Improvements to concession assets	Ps.	4,944,481	Ps.	6,848,394	Ps.	7,178,638
Construction in-progress		203,950		445,924		1,733,906

Total amounts	Ps.	5,148,431	Ps.	7,294,318	Ps.	8,912,544

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, and even when they are not in committed investments in the MDP.

As of December 31, 2014, 2015 and 2016, the balance of machinery, equipment, improvements on leased buildings and improvements to concession assets includes investments pending to be paid in Mexican Companies of Ps. 86,383, Ps. 221,151, and Ps. 441,515, respectively. Construction in-progress relates mainly to construction of aprons and the expansion of the terminal building at the Bajio airport, the expansion of the terminal building at the Guadalajara airport, the expansion of the terminal building and improvement to the operational areas at the Puerto Vallarta airport, improvements to terminal building and aprons at the San Jose del Cabo airport and improvements to roads and terminal building in Tijuana airport. As of December 31, 2014, 2015 and 2016, the cumulative net amount capitalized was Ps. 185,797, Ps. 186,834 and Ps. 186,834, respectively, with a capitalization rate of 4.8%, 4.6% and 4.6%, respectively. During 2014 and 2015, the Company capitalized borrowing costs of Ps. 19,187 and Ps. 1,037, respectively. In 2016 the Company did not capitalized borrowing cost.

10.	Airport concessions

a)	Mexican Concessions

As described in Note 1.a, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.a, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2014, 2015 and 2016:

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

Each airport concession agreement contains the following terms and basic conditions:

•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its MDP, and to provide airport, complementary and commercial services. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. The Company’s investment plans under the MDP must be updated every five years starting from 2000 and approved by the SCT. During December 2014, the SCT authorized the Company’s MDP update for the five-year period from 2015 to 2019.

•	The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•	The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

•	The concessionaire assumed ASA’s rights and obligations derived from airport-related agreements with third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•	The concessionaire must grant free access to specific airport areas to certain Mexican Government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•	According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

b)	Sangster Internacional Airport (MBJ)

As disclosed in Note 1.a, the Company acquired DCA in 2015, which holds a 74.5% stake in MBJA in 2015, located in Montego Bay, Jamaica. MBJA has a concession to operate, maintain and operate the airport for a period of 30 years as of April 12, 2003.

The concession of MBJ contains the following terms and conditions:

•	On April 2003, MBJ entered into a concession agreement with AAJ pursuant to which AAJ granted MBJA the right to rehabilitate, develop, operate and maintain MBJ. MBJA is thereby designated as the approved airport operator and permitted to undertake the functions of AAJ, relative to SIA. The agreement was amended on December 16, 2005 and further amended on April 12, 2006.

•	The concession agreement requires MBJA to provide the airport services set out therein at MBJ.

•	Through its concession agreement, MBJA is obliged to pay AAJ a monthly concession fee on the basis of traffic units (passengers) multiplied by the rate established in the concession. The rate is subject to annual adjustment according to the National Consumer Price Index in the United States (CPI).

•	The concession agreement is governed by Jamaican laws and MBJA cannot assign its rights or obligations under the agreement (except by way of security for indebtedness, without the prior written consent of AAJ).

•	AAJ can terminate the concession agreement in an event of default of MBJA including insolvency of MBJA or its shareholders (if the latter would have a material adverse effect on MBJA), cessation of business, material breach by MBJA of the concession agreement including non-payment of any amount due within 60 days after the due date, change of control, bribery or corruption or failure by the shareholders to provide equity funding required by applicable documents. Also, MBJA may terminate the concession agreement in the event of a material breach by AAJ which has a material adverse effect on the business of MBJ or expropriation or other material adverse action by the Jamaican Government.

The value of the concessions at December 31, 2014, 2015 and 2016 is as follows:

	December 31, 2014		December 31, 2015		December 31, 2016
Mexican airport concession	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Other airport concession (fair value on date of acquisition in USD$176,086,000) (1)		—		3,029,824		3,638,641
Amortization (2)		(4,209,355)		(4,610,308)		(5,074,369)

	Ps.	9,611,296	Ps.	12,240,167	Ps.	12,384,923

(1)	The other airport concession includes translation effect for an amount of Ps. 345,908 and Ps. 608,817 as of December 31, 2015 and 2016 respectively.

Amortization recognized for the years ended December 31, 2014, 2015 and 2016, amounts to Ps. 284,050, Ps. 400,953 and Ps. 464,061, respectively.

(2)	Amortization includes translation effect for an amount of Ps. 6,600 and Ps. 32,941 as of December 2015 and 2016 respectively.

11.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31, 2014, 2015 and 2016 was as follows only Mexican airports:

	December 31, 2014		December 31, 2015		December 31, 2016
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less—accumulated amortization		(960,615)		(1,017,314)		(1,074,013)

	Ps.	1,157,093	Ps.	1,100,394	Ps.	1,043,695

Amortization recognized for the years ended December 31, 2014, 2015 and 2016 amounted to Ps. 56,699 in each year.

12.	Other acquired rights

At December 31, 2014, 2015 and 2016 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2014		December 31, 2015		December 31, 2016
Right to operate the charter and general aviation terminal and FBO at San Jose del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560		93,560
Right to operate various parking lots		5,673		5,673		5,673

		769,227		769,227		769,227
Less – accumulated amortization		(204,143)		(220,840)		(237,537)

	Ps.	565,084	Ps.	548,387	Ps.	531,690

Amortization recognized for the years ended December 31, 2014, 2015 and 2016 amounted to Ps. 16,697, in each year. These assets have a useful life until the end of the concession, as its use and operation will continue until the term expires.

13.	Income taxes

The Company is subject to income taxes, according to the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income taxes rate was 30% for 2014, 2015 and the next years will continue the same tax rate for the Mexicans companies. The tax rate for MBJA is 25% in Jamaica and for the subsequent years will continue with the same tax rate and for DCA the tax rate was 28% for 2015 in Spain, and is 25% for 2016 and subsequent years.

To determine deferred income taxes at December 31, 2014, 2015 and 2016 the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates.

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

As of December 31, 2014, the remaining portion pending to be recovered corresponds to the Hermosillo airport for Ps. 28,501 (values updated). The tax authorities determined that recoverable amount should be the result of the ISR calculation for the year and not be treated as an overpayment of taxes for the year. The risk with the resolution criteria is that the right to receive the refund of the amounts claimed will expire, as well as the favorable interest being sought by the Company. In a resolution dated October 25, 2013, the Company received a favorable ruling, however the authority filed for a review. On September 3, 2014 the Federal Tax and Administrative Judicial Tribunal (TFJFA) declared final judgment, which states that the authority has to return the amount of the refund and update the claim amount. On January 29, 2015 the Company received partial refund of Ps. 9,595 including interest, however, the TFJFA failed to rule on the accrued interest, therefore a judgment for recovery will be presented and the process will continue.

The balances of recoverable taxes are comprised as follows:

	December 31, 2014		December 31, 2015		December 31, 2016
Recoverable taxes:
IMPAC	Ps.	79,306	Ps.	70,398	Ps.	58,960
ISR		27,882		47,383		23,420
Value added tax		—		35,179		39,385
Tax to cash deposits		1,521		1,521		1,412
Business flat tax (IETU)		5,569		5,064		4,263
Withholding taxes		8,819		14,977		18,157
Other		1,519		1,056		1,083

	Ps.	124,616	Ps.	175,578	Ps.	146,680

c.	Income Tax – Income tax expense (benefit) for the years ended at December 31, 2014, 2015 and 2016 consists of the following:

	2014		2015		2016
ISR:
Current	Ps.	727,923	Ps.	1,018,647	Ps.	1,532,875
Deferred		(245,929)		(182,717)		(266,302)
Cancellation of unrecoverable tax on dividends		32,585		11,379		—

	Ps.	514,579	Ps.	847,309	Ps.	1,266,573

d.	Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2014, 2015 and 2016 is shown below:

	%	2014		%	2015		%	2016
Income before income taxes		Ps.	2,757,099		Ps.	3,618,086		Ps.	4,620,132

Income tax by applying the weighted average statutory rate (1)	30.0%		827,130	29.5%		1,067,335	29.5%		1,362,939
Effects of tax inflation	(12.5%)		(345,845)	(3.8%)		(138,985)	(0.1%)		(4,893)
Cancellation of non-recoverable ISR from dividends	1.2%		32,585	0.3%		11,379	—		—
Profit from unrecognized tax loss carryforwards	—		—	(2.3%)		(81,645)	(2.1%)		(96,635)
Other	0.0%		709	(0.3%)		(10,775)	0.1%		5,162

Effective tax rate	18.7%	Ps.	514,579	23.4%	Ps.	847,309	27.4%	Ps.	1,266,573

(1)	The tax rate used for the 2014, 2015 and 2016 reconciliations above is the corporate tax rate of 30%, 29.5% and 29.5%, respectively payable by corporate entities in Mexico, Jamaica and Spain on taxable profits under tax law in these jurisdictions.

e.	Assets and liabilities Deferred income tax recognized –

Deferred taxes are presented according to the origin of the operations of the individual subsidiaries of the Company as IAS - 12 Income taxes does not allow the offsetting of taxes in accordance with the following:

An entity shall offset deferred tax assets are tax deferred tax liabilities if, and only if:

(a)	It has a legally enforceable right to set off the tax authority, the amounts recognized in these items; and

(b)	deferred tax assets and deferred tax liabilities arising from profit tax corresponding to the same fiscal authority, which fall on:

(i)	the same company or individual tax; or

(ii)	different companies or individuals for tax purposes that seek to either liquidate assets and current tax liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which expected to be settled or recovered significant amounts of assets or liabilities for deferred taxes.

The deferred income tax are from Mexico subsidiaries:

	Assets December 31
	2014		2015		2016
Deferred ISR asset: (liability):
Allowance for doubtful accounts	Ps.	40,020	Ps.	34,813	Ps.	8,267
Machinery and equipment		29,459		30,017		31,855
Improvements to concession assets		345,242		372,266		411,620
Airport concessions and rights to use airport facilities		4,009,860		4,046,418		4,162,475
Other acquired rights		108,737		111,492		118,215
Derivative financial instruments		—		—		(20,446)
Other assets		583		(121)		268
Tax loss carryforwards		55,685		137,330		233,965
Employee benefits		24,005		25,701		20,898
Provisions		4,482		7,251		9,469
Recoverable tax on assets		233,091		168,054		94,258

Deferred income tax asset	Ps.	4,851,164	Ps.	4,933,221	Ps.	5,070,844

The net deferred tax liability corresponds to the subsidiary in Jamaica:

	December 31
	2015		2016
Deferred tax (liability) asset:
Trade receivables	Ps.	(2,158)	Ps.	(10,991)
Machinery and equipment		(100,485)		(114,627)
Improvements to concession assets		(1,908)		(2,209)
Airport concessions		(728,231)		(835,432)
Provisions		13,903		16,586

Deferred tax liability	Ps.	(818,879)	Ps.	(946,673)

f.	Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the statement of financial position is comprised of the following items:

	December 31, 2014		December 31, 2015		December 31, 2016
Tax loss carryforwards	Ps.	184,746	Ps.	202,024	Ps.	221,330
Recoverable tax on assets		233,370		230,198		232,795

	Ps.	418,116	Ps.	432,222	Ps.	454,125

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

g.	Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Aguascalientes, Los Mochis, Manzanillo and Morelia, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V. The Company estimates tax loss carryforwards will be recoverable in the airports of Aguascalientes and Morelia and in Grupo Aeroportuario del Pacífico, S.A.B. de C.V., according to the amounts shown in the following table. With respect to tax legislation relative to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2020. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2014		December 31, 2015		December 31, 2016
Tax loss carryforwards	Ps.	801,434	Ps.	1,131,181	Ps.	1,517,650
Unrecognized tax loss carryforwards		(615,819)		(673,415)		(737,766)

Recognized tax loss carryforwards	Ps.	185,615	Ps.	457,766	Ps.	779,884

h.	Balances and movements in deferred taxes during the period.

	Balance as of January 1, 2014		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2014
Temporary differences for the deferred tax asset:
Allowance for doubtful accounts	Ps.	43,222	Ps.	(3,202)	Ps.	—	Ps.	40,020
Machinery, equipment and improvements on leased buildings		25,954		3,505		—		29,459
Improvements to concession assets		294,130		51,112		—		345,242
Airport concessions and rights to use airport facilities		3,830,501		179,359		—		4,009,860
Other acquired rights		100,816		7,921		—		108,737
Derivative financial instruments		17		(17)		—		—
Other assets		1,421		(838)		—		583
Tax loss carryforwards		52,775		2,910				55,685
Employee benefits		21,190		2,815		—		24,005
Provisions		11,930		(7,448)		—		4,482
Recoverable tax on assets		291,731		9,812		(68,452)		233,091

Total deferred tax asset	Ps.	4,673,687	Ps.	245,929	Ps.	(68,452)	Ps.	4,851,164

	Balance as of January 1, 2015		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2015
Temporary differences for the deferred tax asset:
Allowance for doubtful accounts	Ps.	40,020	Ps.	(5,207)	Ps.	—	Ps.	34,813
Machinery, equipment and improvements on leased buildings		29,459		558		—		30,017
Improvements to concession assets		345,242		27,024		—		372,266
Airport concessions and rights to use airport facilities		4,009,860		36,558		—		4,046,418
Other acquired rights		108,737		2,755		—		111,492
Other assets		583		(704)		—		(121)
Tax loss carryforwards		55,685		81,645		—		137,330
Employee benefits		24,005		1,696		—		25,701
Provisions		4,482		2,769		—		7,251
Recoverable tax on assets		233,091		6,118		(71,155)		168,054

Total deferred tax asset	Ps.	4,851,164	Ps.	153,212	Ps.	(71,155)	Ps.	4,933,221

	Balance as of January 1, 2016		Effects in profit and loss		Allocation to recoverable taxes		Effects on capital		Balance as of December 31, 2016
Temporary differences for the deferred tax asset:
Allowance for doubtful accounts	Ps.	34,813	Ps.	(26,546)	Ps.	—	Ps.	—	Ps.	8,267
Machinery, equipment and improvements on leased buildings		30,017		1,838		—		—		31,854
Improvements to concession assets		372,266		39,354		—		—		411,620
Airport concessions and rights to use airport facilities		4,046,418		116,057		—		—		4,162,475
Other acquired rights		111,492		6,723		—		—		118,215
Derivative financial instruments		—		(20,446)		—		—		(20,446)
Other assets		(121)		389		—		—		268
Tax loss carryforwards		137,330		96,635		—		—		233,965
Employee benefits		25,701		61		—		(4,864)		20,898
Provisions		7,251		2,218		—		—		9,469
Recoverable tax on assets		168,054		(842)		(72,953)		—		94,259

Total deferred tax asset	Ps.	4,933,221	Ps.	215,440	Ps.	(72,953)	Ps.	(4,864)	Ps.	5,070,844

	Balance as of January 1, 2015		Effects in profit and loss		Effects in Stockholders		Balance as of December 31, 2015
Temporary differences for the deferred tax liability:
Accounts receivable	Ps.	—	Ps.	78	Ps.	(2,236)	Ps.	(2,158)
Machinery, equipment and improvements on leased buildings		—		1,220		(101,705)		(100,485)
Improvements to concession assets		—		619		(3,085)		(2,466)
Airport concessions		—		29,226		(757,457)		(728,231)
Accruals		—		(1,638)		16,099		14,461

Total deferred tax liability	Ps.	—	Ps.	29,505	Ps.	(848,384)	Ps.	(818,879)

	Balance as of January 1, 2016		Effects in profit and loss		Effects in Stockholders		Balance as of December 31, 2016
Temporary differences for the deferred tax liability:
Accounts receivable	Ps.	(2,158)	Ps.	(535)	Ps.	(8,298)	Ps.	(10,991)
Machinery, equipment and improvements on leased buildings		(100,485)		6,307		(20,449)		(114,627)
Improvements to concession assets		(2,466)		94		163		(2,209)
Airport concessions		(728,231)		45,003		(152,204)		(835,432)
Accruals		14,461		(6)		2,131		16,586

Total deferred tax liability	Ps.	(818,879)	Ps.	50,863	Ps.	(178,657)	Ps.	(946,673)

i.	As a result of the enactment of IETU law beginning in 2008, specifically with respect to the third transitory article, the Company has ten years to recover, under specific circumstances, existing IMPAC paid in previous years, which as of December 31, 2016 amounted to Ps. 327,054. The previously mentioned article establishes the right to recover the tax on assets paid prior to the IETU law enactment date. However, to obtain a refund there are certain requirements that must be met, including: i) the tax on assets subject to recovery must have been paid over the previous ten years, ii) the ISR has to be higher than the tax on assets for the three years prior to 2008, and iii) is limited to 10% per year over the IMPAC effectively paid.

There are several interpretations as to how an entity can recover the tax on assets paid, but to the date there is no explicit definition from the tax authorities or a precedent from any court that provides clarity as to the proper manner in which to recover such amounts. The Company’s management believes it is not probable that they will recover certain amounts and has therefore not recognized an asset of Ps. 232,796 as of December 31, 2016. The remaining amount of recoverable tax on assets is comprised of Ps. 70,622 (nominal value) and Ps. 27,636 of interest for the period from 2002 to 2016.

At December 31, 2014, 2015 and 2016, the recoverable tax on assets is comprised as follows:

	December 31, 2014		December 31, 2015		December 31, 2016
Recoverable tax on assets paid	Ps.	466,461	Ps.	398,252	Ps.	327,055
Unrecognized recoverable tax on assets paid		(233,370)		(230,198)		(232,796)

Recognized recoverable tax on assets	Ps.	233,091	Ps.	168,054	Ps.	94,259

At December 31, 2016, the recoverable tax on assets paid is comprised as follows:

	Tax on assets recoverable from 2016 results		Tax on assets expected to be recoverable to 2017		Total
Guadalajara	Ps.	16,297	Ps.	498	Ps.	16,795
Tijuana		52,109		25,355		77,464

Total	Ps.	68,406	Ps.	25,853	Ps.	94,259

14.	Investment in associate

Details of the associate of the Company at the end of the reporting period is as follow:

Name of associate	Place of constitution and operation	Proportion of ownership interest and voting power held by the Company
SCL Terminal Aérea de Santiago, S. A.	Santiago de Chile, Chile	14.77%

As disclosed in Note 1, DCA has a stake of 14.77% in SCL, operator of the international terminal of Santiago de Chile’s airport until September 30, 2015. On that date, the operation of the airport was delivered to the new operator. Although it no longer has operations in accordance with the concession agreement, SCL must remain in effect for one year after delivery of the concession to address any potential contingencies. After that first year, SCL shall remain in force for a year before being dissolved in accordance with tax regulations in Chile.

According to the Company’s estimates for 2017 and 2018, the Company expects to recover approximately Ps. 26,000 through dividend and capital repayments. During 2016, Ps. 58,868 was recovered.

At the date of acquisition the book value of SCL is €4,653,021 (Ps. 105,936). The results of DCA of the years ended to December 31, 2015 and 2016 were recognized using the equity method in the consolidated financial statements.

At December 31, 2015 and 2016, the net loss of SCL is comprised as follows:

	2015		2016
Net loss SCL	Ps.	(92,783)	Ps.	(79,401)
Proportion of ownership interest and voting power held by the Company		14.77%		14.77%

Share of loss of associate.	Ps.	(13,704)	Ps.	(11,728)

The Company owns less than 20% of the shares of SCL, however it concluded it has significant influence because it has a representation on its Board of Directors and participates in the process of setting its financial and operating policies.

The summarized financial information below represents the amounts shown in the financial statements of SCL prepared in accordance with IFRS.

The detail of the investment in the associate as of December 31, 2016 is as follows:

	Balance
Initial investment	Ps.	105,936
Share of loss of associate 2015		(13,704)

Balance at December 31, 2015		92,232
Reimbursements 2016		(58,868)
Share of loss of associate 2016		(11,728)

Balance at December 31, 2016	Ps.	21,636

Condensed statements of financial position as of December 31, 2015 and 2016:

	2015		2016
Current assets	Ps.	411,465	Ps.	344,243
Non – current assets		281,943		50,412

Total assets		693,408		394,655
Total liability		193,476		193,554

Stockholders´ equity	Ps.	499,932	Ps.	201,101

Condensed statement of comprehensive loss for the period of nine months ended December 31, 2015 and for the year ended December 31, 2016:

	2015		2016
Revenues	Ps.	674,027	Ps.	13,629
Costs, expenses and income taxes		766,810		93,030

Loss of the year	Ps.	92,783	Ps.	79,401

15.	Accounts payable

The Company receives credit from its suppliers at 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2014		December 31, 2015		December 31, 2016
Suppliers	Ps.	228,882	Ps.	437,238	Ps.	693,099
Advance payments from clients		36,363		66,676		70,215
Interest payable		11,329		58,499		69,917
Direct employee benefits		14,915		24,210		34,706
Others suppliers		—		23,257		182,387
Others		9,153		27,366		35,602

Total	Ps.	300,642	Ps.	637,246	Ps.	1,085,926

Advanced payments from clients represent payments for future services that have not yet been provided and if they are not performed, the Company has the obligation to reimburse it to its customers.

The balance of direct employee benefits corresponding principally of provisions of vacations, bonus and other employee benefits.

16.	Derivative financial instruments

The Company has borrowings denominated in US dollars and debt securities at variable interest rates in pesos, which in case of an increase in interest rates, would reduce the Company’s cash flows. Through the contracting of the CAPs with HSBC México, S.A. (HSBC) and Scotiabank, in some of these borrowings, the Company contracted a hedge in which it has a floor and two collar to the increase in interest rates such that if the relevant rate surpasses the level established (strike) in the contract, the CAP generates positive cash flows to the Company, which offsets the negative effects of the increase in the interest rates from the underlying bank loans. The Company’s derivative financial instruments, are negotiated in the market Over The Counter (OTC) market, through national and international banks.

The issuance of debt securities GAP 15 in February 2015 for Ps. 1,100,000 an the second tranche of the same debt securities GAP 15 in January 2016 for Ps. 1,100,000, generates interest at a variable rate of TIIE-28 plus 24 basis points with a term of 5 years. This credit has a hedge of the interest rate described in the table below.

During January and February 2016, the Company entered into unsecured credit agreement with Scotiabank and BBVA for USD$95.5 million with each institution, for a total of USD$191.0 million. The loans generate interest at Libor 1M plus 99 and 105 basis points, respectively, with monthly interest payments, for a term of 5 years. With these loans the Company pre-paid banks loans used to finance DCA´s acquisition in April, 2015. For this credit an interest rate hedge was contracted.

These financial instruments were not entered into for speculative purposes, but neither were formally designated and therefore did not qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in profit or loss within finance cost. The main characteristics and the fair value of these derivatives at December 31, 2016 are as follows:

	Notional amount (millions)		Coverage start date					Due date	Market value December 31, 2016
				Rate	Floor	CAP 1	CAP 2
HSBC	USD$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	18,111
HSBC	USD$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		18,417
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2021		35,926

Total									Ps.	72,454

For the year ended December 31, 2016 was recognized a gain of Ps. 68,261, within finance cost as an income of the period, due to the value of the premium paid; no amounts have been recognized through other comprehensive income at the year ended December 31, 2016, for the effect of the intrinsic value of these hedges.

On March 4, 2016, began the bank loans hedge. Because the current Libor 1M rates are below CAP 1 which is 1.75%, the hedging instrument has not been used. As mentioned in the Risk Note, according to the projections of the interest curves, it is not expected that these will exceed the CAP of 2.75%.

On April 1, 2016 began the debts securities hedge with variable interest rates. On 2016, the Company use the hedge because the rate TIIE 28 surpassed the CAP 1 of 5.75%. At December 31, 2016, the Company recognized Ps. 607 for the application of the coverage in the comprehensive income.

17.	Loans and issuance of Debt Certificates

a)	Loans

During 2015, the Company obtained loans to finance capital investments associated with the MDP of its airports in Mexico as well as to repay bank debt used to finance its capital investments committed in the MDP of Bajío, Guadalajara, Hermosillo, Puerto Vallarta and San Jose del Cabo from 2007 to 2014. With the acquisition of MBJA the company assumed loans previously hired by MBJA, which are described below with the unpaid balance at each date.

	December 31 2014		December 31 2015		December 31 2016
On August 31, 2007 the Company entered into an unsecured loan agreement, with crossed guarantees by its individual airports with Banamex for a total amount of Ps. 1,214,000, bearing fixed interest at a rate of 8.52%. The agreement matures in seven years from the date of the borrowing and payments and amortization of principal are required to be made in 28 equal and consecutive quarterly principal and interest payments.	Ps.	60,500	Ps.	—	Ps.	—
On May 26, 2011, the Company entered into a contract for an unsecured loan agreement, with crossed guarantees among the individual airports, with HSBC for Ps. 1,023,980. The loans bear interest at a variable 28-day TIIE plus 165 basis points and require quarterly principal and interest payments for a period of seven years since each disposition. The Company paid off the outstanding balance in full with Certificate resources.		394,113		—		—
On August 2, 2012, the Company entered into a contract for an unsecured loan agreement with BBVA for Ps. 242,747, with crossed guarantees among the individual airports to a variable interest rate of TIIE 91 days, plus 120 basis points at quarterly principal and interest, for a period of seven years since each disposition. The Company paid off the outstanding balance in full with Certificate resources.		167,372		—		—
On November 23, 2012, the Company signed an unsecured loan agreement, with crossed guarantees between the accredited airports, with BBVA for Ps. 287,799. The loan bears interest at a variable rate based on the 91-day TIIE plus 120 basis points at quarterly principal and interest for a period of seven years since each disposition. The Company paid off the outstanding balance in full with Certificate resources.		137,137		—		—
On April 10, 2013, the Company signed an unsecured loan agreement, with crossed guarantees between the accredited airports, with BBVA for Ps. 459,350. The loan bears interest at a variable rate based in the 91-day TIIE plus 133 basis points for dispositions of 2013 and annualized rate that will be equivalent to the rate TIIE plus 138 basis points for dispositions of 2014, with quarterly payments of principal and interest, for a period of seven years since each disposition. The Company paid off the outstanding balance in full with Certificate resources.		230,352		—		—
On November 28, 2014, the Company signed a simple unsecured loan with crossed guarantees between accredited airports, with Scotiabank for Ps. 1,741,000. The loan bears interest at a variable rate of 28-day TIIE plus 57 basis points, for a period of 6 months since each disposition. The disposition was made on December 3, 2014 by Ps. 730,000. The remaining was available for dispositions in January and February, however the Company paid off the outstanding balance in full with Certificate resources.		730,000		—		—
On May 19, 2015, GAP signed a simple unsecured loan, with The Bank of Nova Scotia (Nova Scotia) for USD$191,000,000, for a period of one year. The loan bears interest at a variable rate of LIBOR 1M plus 70 basis points. The disposition was made on May 19, 2015 for USD$191,000,000. With this loan the Company pre-paid banks loans used to finance DCA´s acquisition. During August 2015, the Company paid USD$95,000,000. On January 19, 2016, the Company prepaid the outstanding balance with other credit signed in the same date.		—		1,651,824		—

	December 31 2014		December 31 2015		December 31 2016
On August 19, 2015, GAP signed a simple unsecured loan, with BBVA for USD$95,000,000. The loan bears interest at a variable rate of LIBOR 1M plus 60 basis points, for a period of 6 months from each disposition. With this loan the Company prepaid a portion of the Scotiabank loan. On February 15, 2016, the Company prepaid the outstanding balance with other credit signed in the same date.		—		1,634,618		—
On September 14, 2007, MBJA signed a simple unsecured loan, with the International Finance Corporation (IFC) for up to USD$20,000,000. The loan bears interest at a variable rate of 6 month LIBOR plus 392 basis points, for a period of 12 months from this disposition. The balance amounted to USD$8,124,468.		—		203,457		167,884
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum and is payable semi-annually.		—		188,185		225,999
In February 2009, MBJA signed a simple unsecured loan with guarantees with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. No prepayments have been made.		—		8,775		10,539
On December 12. 2012, MBJA signed a simple unsecured loan with IFC for USD$13,000,000. The loan bears interest at a variable rate of 6 month LIBOR plus 450 basis points, for a period of five years from each disposition. The balance amounted to USD$10,500,000.		—		219,383		216,972
In 2014 MBJA signed two finance lease arrangements, one with SITA Information Networking Computing BV for USD$1,792,096, for equipment and the other with SITA Information Networking BV for software support for USD$1,231,858. Both leases are for seven years with a fixed interest rate of 8% per annum. Monthly lease payment total USD$47,132. The balance amounted to USD$2,228,950.		—		44,223		46,058
On January 19, 2016, GAP refinanced the simple unsecured loan contracted with Scotia Nova for amount of USD $ 95,500,000, with a five-year maturity. The loan bears interest at LIBOR 1M plus 99 basis points.		—		—		1,973,412
On February 15, 2016, GAP refinanced the simple unsecured loan contracted with BBVA for amount of USD $ 95,500,000, with a five-year maturity. The loan bears interest at LIBOR 1M plus 105 basis points.		—		—		1,973,412

Total unpaid balance of bank loans and long-term debt		1,719,474		3,950,465		4,614,276
Less – Current portion		(978,538)		(3,529,102)		(84,758)

Long-term portion	Ps.	740,936	Ps.	421,363	Ps.	4,529,518

b)	Issuance of Debt Securities

	December 31 2015		December 31 2016
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,100,000 under the “GAP 15” name, at a variable interest rate of 28-day TIIE plus 24 basis points for a period of five years, maturing on February 14, 2020. On January 29, 2016, the first reopening was made the long-term debt securities GAP 15 for the total Ps. 1,100,000. With the same maturity as the originally issued on February 20, 2015 and accrue interest at a variable rate of TIIE to 28 days plus 24 basis points. At December 30, 2016, the TIIE rate is 6.11%	Ps.	1,100,000	Ps.	2,200,000
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,500,000 under the name “GAP 15-2” at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on July 8, 2016, for Ps. 1,500,000 under the “GAP 16” name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. At December 31, 2016, the TIIE rate is 6.11%.		—		1,500,000

Long-term portion	Ps.	2,600,000	Ps.	5,200,000

The proceeds on 2015 from the issuance of the long-term debt securities were allocated to repay in full the Company’s outstanding bank debt in the amount of Ps. Ps.1,741,000 and the remainder of Ps. 852,500 was allocated to finance capital investments set forth in the Master Development Program for 2015. The difference of Ps. 6,500 corresponds to expenses related to the issuance.

The proceeds on 2015 from the issuance of the long-term debt securities were allocated to finance capital investments set forth in the Master Development Program 2016 in the Mexican Airports of Ps. 2,600,000. Expenses of Ps.7,797 corresponding to emissions were recognized.

The long-term debt previously described, matures as follows:

Year	December 31, 2016
2017	Ps	84,758
2018		161,905
2019		103,231
Thereafter		9,464,382

	Ps.	9,814,276

As disclosed in Note 1.b, the Scotiabank and BBVA loans were pre-paid for the months of January and February 2016 with proceeds from new loans, maturing in 5 years.

At December 31, 2014, 2015 and 2016, debts are payable by the following companies:

	At December 31, 2014
Company	Current		Long-Term		Total
GAP	Ps.	730,000	Ps.	—	Ps.	730,000
Bajío		15,217		43,747		58,964
Guadalajara		68,873		271,538		340,411
Hermosillo		14,205		31,211		45,416
Puerto Vallarta		38,419		122,839		161,258
San José del Cabo		111,824		271,601		383,425

Total	Ps.	978,538	Ps.	740,936	Ps.	1,719,474

	At December 31, 2015
Company	Current		Long-Term		Total
GAP	Ps.	3,286,442	Ps.	2,600,000	Ps.	5,886,442
MBJA		242,660		421,363		664,023

Total	Ps.	3,529,102	Ps.	3,021,363	Ps.	6,550,465

	At December 31, 2016
Company	Current		Long-Term		Total
GAP	Ps.	—	Ps.	9,146,824	Ps.	9,146,824
MBJA		84,758		582,694		667,452

Total	Ps.	84,758	Ps.	9,729,518	Ps.	9,814,276

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

As a result of the issuance of the debt securities, the Company has covenants, which have been complied with during 2015 and 2016. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized, as part of interest expense using the effective interest rate over the term of each transaction. These costs include commissions and professional fees.

18.	Retirement employee benefits

a.	Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4,428, Ps. 4,728 and Ps. 4,986 in 2014, 2015 and 2016, respectively.

In Jamaica, the Company operates a defined contribution pension plan, which is managed by an independent trust. The Company has no further obligation other than its contribution mandated under the plan. The pension plan is financed primarily by payments from employees and the Company.

b.	Defined benefit plans – According to the Federal Labor Law in Article 162, the Company is required to pay in Mexico a seniority premium as postemployment benefits if an employee leaves and if have at least 15 years of service, which consist of a payment of 12 days per worked year based on the last salary, not to exceed twice the legal minimum wage established by law. The present value of the retirement benefit obligation and the current service cost and past service costs were calculated by independent experts using the projected unit credit method.

The defined benefit plans in Mexico usually expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk.

Interest risk	A decrease in the interest rate of the 30 years bond will increase the plan liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of the plan participants, during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of the plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The amount included in the statement of financial position arising from the obligation of the entity for defined benefit plans on December 31, 2014, 2015 and 2016 is as follows:

	2014		2015		2016
Present value of defined benefit obligations	Ps.	80,015	Ps.	93,367	Ps.	92,575

The table below shows the movements in the present value of defined benefit obligations:

	2014		2015		2016
Opening defined benefit obligation	Ps.	70,632	Ps.	80,015	Ps.	93,367
Current service cost		6,268		6,754		7,233
Interest cost		5,498		6,463		7,365
Actuarial (gains) losses		(30)		135		—
New measurement (gains) / losses:
Actuarial (gains) losses resulting from changes in financial and demographic assumptions		—		—		(7,165)
Actuarial (gains) and losses arising from adjustments for actuarial experience		—		—		(8,225)
Benefits paid		(2,353)		—		—

Ending defined benefit obligation	Ps.	80,015	Ps.	93,367	Ps.	92,575

Below are the amounts for the years ended December 31, 2014, 2015 and 2016 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2014		2015		2016
Current service cost	Ps.	6,268	Ps.	6,754	Ps.	7,233
Interest cost		5,498		6,463		7,365
Actuarial losses (gains)		(30)		135		—

Components of defined benefit costs recognized in net income		11,736		13,352		14,598
Measurement of net defined benefit liability:
Actuarial (gains) losses arising from changes in financial and demographic assumptions		—		—		(7,165)
Actuarial (gains) and losses arising from adjustments for actuarial experience		—		—		(8,225)

Components of defined benefit costs recognized in other comprehensive income		—		—		(15,390)

Total recognized as employee benefit cost (Note 24)	Ps.	11,736	Ps.	13,352	Ps.	(792)

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2014	2015	2016
Discount of the projected benefit obligation at present value	7.3%	7.4%	7.4%
Salary increase	5.0%	5.0%	5.0%
Remaining labor life	23.4 years	20.8 years	18.2 years
Inflation	3.5%	3.5%	3.4%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps. 8,468.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).

19.	Equity

a.	At December 31, 2014, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	11,846,723
Series BB	84,150,000		2,090,599

Total	561,000,000	Ps.	13,937,322

At December 31, 2015, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	10,649,462
Series BB	84,150,000		1,879,318

Total	561,000,000	Ps.	12,528,780

At December 31, 2016, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	9,161,820
Series BB	84,150,000		1,616,793

Total	561,000,000	Ps.	10,778,613

At December 31, 2016, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

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

In the case of the Audit Committee must also comply with the legal restrictions of independence.

b.	In an Ordinary Stockholders’ Meeting held on April 23, 2014, the stockholders approved a dividend payment of Ps. 1,590,000 to be divided between the shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment was in cash on May 22, 2014 of Ps. 1,192,500 and the second payment was made on July 4, 2014 of Ps. 397,500. In the same stockholder´s meeting the reserve for repurchase of shares approved at the Stockholders’ Meeting held on April 16, 2013 of Ps. 293,928 was canceled, and simultaneously shareholders approved a maximum amount of Ps. 400,000 for the reserve for repurchase of shares to be executed in the next twelve-month period.

c.	In an General Extraordinary Stockholders’ Meeting held on April 23, 2014, the stockholders approved a capital reduction for Ps. 1,510,000. The payment was made on May 8, 2014.

d.	During 2014, the Company repurchased a total of 1,017,561 shares, for Ps. 69,340 which represented 0.2% of outstanding shares at such time. The weighted average shares outstanding as shown in the consolidated statement of profit or loss and other comprehensive income, includes shares repurchased, It does not include in its calculation all repurchased shares.

e.	In an Ordinary Stockholders’ Meeting held on April 21, 2015, the stockholders approved a dividend payment of Ps. 3.32 per shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 1.82 per share was in cash on August 21, 2015 of Ps. 956,547 and the second payment for Ps. 1.50 per share was made on November 4, 2015 of Ps. 788,364. In the same stockholder´s meeting the reserve for repurchase of shares approved at the Stockholders´ Meeting held on April 23, 2014 of Ps. 400,000 was canceled, and simultaneously the stockholders approved a maximum amount of Ps. 850,000 for the reserve for repurchase of shares to be executed in the next twelve-month period.

f.	In an General Extraordinary Stockholders’ Meeting held on April 21, 2015, the stockholders approved a capital reduction of Ps. 2.68 per share outstanding for Ps. 1,408,542. The payment was made on May 15, 2015.

g.	In an Ordinary Stockholders’ Meeting held on April 26, 2016, the stockholders approved a dividend payment of Ps. 4.07 per shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 2.28 per outstanding share was in cash on August 25, 2016 of Ps. 1,198,312 and the second payment for Ps. 1.79 per outstanding share was made on November 18, 2016 of Ps. 940,780. In the same stockholder´s meeting the reserve for repurchase of shares approved at the Stockholders´ Meeting held on April 21, 2015 of Ps. 850,000 was canceled, and simultaneously the stockholders approved a maximum amount of Ps. 950,000 for the reserve for repurchase of shares to be executed in the next twelve-month period.

h.	In an extraordinary Stockholders’ Meeting held on April 26, 2016, the stockholders approved a capital reduction of Ps. 3.33 per share outstanding for Ps. 1,750,167. The payment was made on May 9, 2016.

i.	The General Corporate Law requires that at least 5% of the consolidated comprehensive income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2014, 2015 and 2016, the legal reserve, in nominal pesos, was Ps. 735,491 Ps. 840,743, and Ps. 960,943, corresponding to 5.3%, 6.7%, and 8.9%, respectively of the common stock, respectively.

j.	At December 31, 2016, the Company has a maximum amount of funds approved to repurchase shares of the Company for Ps. 2,683,374. From the approved amount, 35,424,453 shares have been repurchased for a total of Ps. 1,733,374, corresponding to repurchases made from September 2010 to February 2014. The remaining balance of Ps. 950,000 is available to repurchase shares. During the years 2015 and 2016 no repurchases were made.

k.	Stockholders’ equity distribution, except for the restatement amounts of the common stock contributed and the Net tax income account, will be subject to an ISR tax, calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid and the subsequent two fiscal years following the date in which the dividend was paid. Starting in 2014, dividends distributed to shareholders and coming from tax retained earnings generated from 2014 and later, will generate an additional income tax of 10% directly attributable to shareholders receiving the dividend.

l.	The balances of stockholders’ equity tax accounts as of December 31, were as follows:

	2014		2015		2016
Contributed capital account	Ps.	28,253,303	Ps.	27,415,833	Ps.	26,540,780
Net tax income account		1,827,183		2,147,169		3,232,321

Total	Ps.	30,080,486	Ps.	29,563,002	Ps.	29,773,101

m.	In the year 2015 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA and MBJA from functional currency (euro and US dollars respectively) to the reporting currency (peso) and from the year 2016 also the effects of the remeasurements of the labor liabilities, net of taxes

20.	Non-controlling interest (NCI)

On April 20, 2015 the Company acquired 100% of the shares of DCA, which owns 74.5% of the shares of MBJA and the remaining 25.5% is Vantage as a non-controlling shareholder.

The following table summarizes the information relating to DCA that has material NCI, before any intra-group elimination:

NCI percentage	2015 25.5%		2016 25.5%
Non-current assets	Ps.	5,239,086	Ps.	6,117,021
Current assets		529,288		1,155,778
Non-current liabilities		(2,073,551)		(2,590,361)
Current liabilities		(325,640)		(480,267)

Net assets		3,459,183		4,202,171

Net assets attributable to NCI		882,092		1,071,554

Revenue	Ps.	995,707	Ps.	1,622,033
Profit		175,518		281,078
OCI		482,394		773,453
Total comprehensive income		875,237		992,944

Profit allocated to NCI		44,757		71,675
OCI allocated to NCI	Ps.	66,901	Ps.	117,787

Net cash provided by operating activities		761,724		729,858
Net cash provided by investment activities		7,959		13,673
Net cash used in financing activities		(346,807)		(156,099)

Net increase in cash and cash equivalents	Ps.	422,876	Ps.	587,432

21.	Revenues

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

During the periods ended December 31, 2014, 2015 and 2016, the compliance with the TM by the Company’s Mexican airports was 99.9%, 100.0%, and 99.9%, respectively.

The table below presents a summary for the years ended December 31, 2014, 2015 and 2016, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fee are classified as airport services.

	2014		2015		2016
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	179,862	Ps.	284,275	Ps.	518,404
Charges for not canceling extended stay reservations		1,849		3,412		3,601
Parking on embarking/disembarking platform		135,102		135,701		66,563
Parking on extended stay or overnight platform		29,965		35,663		45,274
Passenger walkways and shuttle buses		—		18,346		31,217
Airport security charges		52,475		113,579		160,986
Airports services		—		34,540		—
Airport real estate services to airlines:
Leasing of hangars to airlines		6,438		7,011		20,257
Leasing of shops, warehouses and stockrooms to airlines (operating)		2,318		3,884		4,045
Leasing of space and other terminal facilities to airlines within the terminal (operating)		40,071		43,559		53,095
Leasing of land and other surfaces to airlines outside the terminal (operating)		3,179		3,154		6,013
Leasing of check-in desks and other terminal space		7,559		4,090		809
Leasing of desks and other terminal space for ticket sale.		6,212		6,294		5,764
Airport passenger services:
Domestic passenger charges		1,823,481		2,078,059		2,552,169
International passenger charges		1,548,455		2,404,331		3,210,822
Airport real estate services and rights of access to other operators		28,882		28,709		33,192
Complementary services:
Catering services		8,352		16,601		21,286
Other third-party ramp services rendered to airlines		25,746		35,670		42,283
Traffic and/or dispatch		18,868		37,362		55,402
Fuel supply or removal		1,672		117,162		195,458
Third-party airplane maintenance and repair		5,250		7,620		11,280

Total regulated revenues included in the maximum rate		3,925,736		5,419,022		7,037,920
Regulated revenues not included in the maximum rate:
Car parking charges		230,039		251,468		254,108
Recovery of cost over aeronautical services		136,891		115,273		126,513
Recovery of cost over non-aeronautical services		17,364		31,976		35,721

Total regulated revenues not included in the maximum rate		384,294		398,717		416,342

Total regulated revenues		4,310,030		5,817,739		7,454,262

	2014		2015		2016
Unregulated revenues(1)
Commercial concessions:
Retail operations		78,924		125,481		186,849
Food and beverages		76,927		118,910		138,664
Duty free		103,857		226,226		312,569
VIP lounges		7,403		21,021		28,418
Financial services		17,873		28,671		36,537
Communications and networks		11,288		10,202		12,528
Car rentals		99,371		138,532		177,807
Commercial leasing		20,467		22,912		22,802
Advertising		100,190		129,244		169,762
Time sharing developers		109,297		139,124		172,660
Leasing of space to airlines and other complementary service providers (non-operating)		144,534		205,891		241,025
VIP Lounges		38,296		65,045		112,042
Royalties		—		—		532
Revenues from sharing of commercial activities:
Retail operations		24,277		50,432		87,845
Food and beverages		35,434		50,537		81,455
Duty free		11,382		21,391		36,331
Financial services		297		721		726
Car rentals		6,185		8,904		20,914
Access fee for ground transportation		28,154		46,145		61,267
Non-airport access fees		21,571		28,696		60,128
Services rendered to ASA		21		3		82
Various commercial-related revenues		18,425		12,447		16,319
Others		75		—		—

Total unregulated revenues		954,248		1,450,535		1,977,262

Total aeronautical and non-aeronautical services	Ps.	5,264,278	Ps.	7,268,274	Ps.	9,431,524

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the National Consumer Price Index (INPC) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above (Note 33).

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2014, 2015 and 2016 accounted for Ps. 281,874, Ps. 838,635 and Ps. 1,676,037, respectively.

22.	Cost of services

Cost of services for the years ended December 31, 2014, 2015 and 2016 was composed of the following:

	2014		2015		2016
Employee costs (Note 24)	Ps.	393,537	Ps.	502,794	Ps.	584,560
Maintenance		223,687		302,203		346,805
Safety, security and insurance		192,932		249,752		282,310
Utilities		147,793		192,158		222,891
Other		203,639		311,351		345,805

	Ps.	1,161,588	Ps.	1,558,258	Ps.	1,782,371

23.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2014, 2015 and 2016 were composed of the following:

	2014		2015		2016
Depreciation	Ps.	183,207	Ps	206,724	Ps	300,880
Amortization		742,013		949,711		1,047,507

	Ps.	925,220	Ps.	1,156,435	Ps.	1,348,387

24.	Employee Cost

Employee Cost for the years ended December 31, 2014, 2015 and 2016 was composed of the following:

	2014		2015		2016
Wages and salaries	Ps.	257,824	Ps.	341,134	Ps.	403,312
Other remunerations		43,238		47,612		50,709
Social benefits		39,812		42,354		44,967
Severance payments		4,343		5,102		6,479
Labor union fees		14,887		14,842		15,421
Taxes on employee benefits		5,716		6,053		6,483
PTU		3,882		2,917		10,337
Employee benefits		11,736		13,352		14,598
Others		12,099		29,348		32,254

	Ps.	393,537	Ps.	502,794	Ps.	584,560

25.	Cost of improvements to concession assets

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

Cost of improvements to concession assets are comprised of the following at December 31, 2014, 2015 and 2016:

	2014		2015		2016
Cost of improvements to concession assets	Ps.	281,874	Ps.	838,635	Ps.	1,676,037

26.	Other income – Net

Other (income) expenses is comprised of the following at December 31, 2014, 2015 and 2016:

	2014		2015		2016
Recovery insurance	Ps.	(76,192)	Ps.	(200,884)	Ps.	(2,903)
Bargain purchase gain		—		(189,744)		—
Other services provided by DCA		—		(30,418)		—
Sale of fixed assets		(433)		(5,672)		(4,493)
Other income		(17,888)		(14,150)		(11,021)

Total other income	Ps.	(94,513)	Ps.	(440,868)	Ps.	(18,417)

Repair of damaged by natural disasters		43,822		176,073		—
Loss on sale of assets		1,241		4,310		5,566
Other expenses		6,026		5,873		12,556

Total other expenses		51,089		186,256		18,122

Other income – Net	Ps.	(43,424)	Ps.	(254,612)	Ps.	(295)

In 2015 repairs due to Hurricane Odile at airports in San Jose del Cabo and La Paz, Baja California Sur were completed and the amount insured were received.

27.	Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2014, 2015 and 2016:

	2014		2015		2016
Interest income from cash equivalents	Ps.	51,782	Ps.	81,489	Ps.	182,426
Interest on recovered taxes		4,113		3,465		16,199
Gain on financial investments held for trading purposes		3,375		—		68,261
Other		12,106		5,935		12,684

Total interest income		71,376		90,889		279,570

Interest cost from bank loans		(65,730)		(71,881)		(107,680)
Loss on financial investments held for trading purposes		(10,396)		(242)		(2)
Loss on derivative financial instruments		(340)		—		—
Commissions for bank loans		(2,617)		(1,901)		—
Other financing costs		(7,518)		(8,594)		(24,620)
Interest cost for debt securities		—		(126,686)		(249,406)

Total interest expense		(86,601)		(209,304)		(381,708)

Foreign exchange gains		15,868		222,292		759,965
Foreign exchange loss		(8,633)		(560,687)		(1,260,859)

Foreign exchange gains (loss) – Net		7,235		(338,395)		(500,894)

Finance cost – Net	Ps.	(7,990)	Ps.	(456,810)	Ps.	(603,032)

28.	Commitments

a.	On December 28, 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010-2014. As of December 31, 2015, the SCT confirmed compliance with 100%.

b.	On December 16, 2014, the SCT authorized in Mexico the Company’s MDP for the five-year period from 2015-2019. The table below shows the investments to be made during this period, as approved by the SCT:

Year	Amount committed
2015	Ps.	1,412,232
2016		1,842,569
2017		1,157,684
2018		759,337
2019		306,792

	Ps.	5,478,614

The amounts committed above are expressed in pesos of purchasing power as of December 31, 2012.

In March 2016 the Mexican Directorate General of Civil Aviation (DGAC) approved the MDP committed of 2015.

c.	In November 2014, the airport authority in Jamaica, approved capital investments to be made of USD$ 37,940,000 for the period April 2015 to March 2020. Compliance with MBJA capital investments must be made for the period rather than annually. During 2015 and 2016 capital investments were USD$ 659,000 and USD$ 768,832, respectively.

29.	Contingencies

a.	Several municipalities have filed real estate tax claims against some airports in Mexico related to the land where the airports operate. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or profit or loss and other comprehensive income.

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps. 234,780, which was challenged again by the Company on December 19, 2014. A jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgment of invalidity as the Company believes that in previous proceedings it is already guaranteeing part of the amount set by the Court.

On February 26, 2013, the municipal authorities of Manzanillo, required the Manzanillo airport to exhibit several documents and answer several questionings in order to require a property tax payment for the past five years, related with commercial areas and parking lot. On March 20, 2013, the Manzanillo airport filed a judicial annulment lawsuit against this requirement. On June 3, 2015 the Administrative Court declared null and void the litigation procedure and the Company is waiting for the authority to comply with the final judgment. This matter has not yet been resolved by the courts. On August 24, 2015, the Company received a requirement from the respondent authority stating that it has rendered invalid the 020/2013 requirement dated February 26, 2013, for which reason the decision rendered in this proceeding was favorable.

As the Company and its legal counsel believe that these tax claims are not in accordance with the law, GAP proceeded to file an annulment against the municipal authorities, which is pending resolution. Because, previous judgments in this and other airports have been resolved favorably for the Company, GAP and its legal counsel believe that no present obligation currently exist, therefore the Company has not recognized any provision regarding these matters.

b.	In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, whereas in Guadalajara airport it occurred in 1975. Before such expropriations, a group of farmers called ejido, one in Tijuana and other different in Guadalajara, owned these lands. The farmers have raised claims against the indemnity payments received from the Mexican Government, and in Tijuana airport requested the reversion of the expropriation. During 2008, the Ejido Tampico in Tijuana airport received an unfavorable resolution, which was appealed. Subsequently the Ejido received a favorable resolution, which may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido. At the date of these consolidated financial statement, the judgment is still pending to be resolved.

In the case of Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport. In November 2010, the Court granted the protection of the federal justice to the ejidos El Zapote and Santa Cruz del Valle, in Guadalajara airport, instructing to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared unsubsistence the Concession granted to the Guadalajara airport in 1998, in reference to manage, operate and develop the airport facilities. On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for the trial with the Ejido El Zapote, the trial is ongoing. However, on July 31, 2014, the court issued a favorable sentence for the Ejido El Zapote, which was challenged by the Company. On April 14, 2016, the appellate Court determined conclusively that, while it was true that the right of the ejido to contest the appraisal with which it was compensated had been violated, it also determined that the land could not be returned to the complainant Ejido, as “incongruous” the declaration of invalidity of the concession granted to Guadalajara airport; Currently this procedure is in the execution period pending resolution. In February, March, and September 2016, members of the El Ejido Zapote blocked the access to the Guadalajara airport parking lot, representing a loss of commercial revenues of approximately Ps. 4,100 during the first two months. As first mentioned is pending quantification the loss of income from the blockage generated in September. On the occasion of the granting of amparo, the competent Government Institute based on the expropriation decree of 1975 issued an appraisal of the land, which was notified to ejido El Zapote on January 13, 2017. In case of the Ejido Santa Cruz del Valle the district court determinate the illegality of the expropriation decree against the Federal Government, which was confirmed by the appellate court and is currently under implementation. The legal advisors of the Company considered the Federal Government is working in a substitute compliance, consisting of the payment of compensation in favor of the ejido Santa Cruz del Valle. Once it is completed the implementation process by the Government, the Company will not have any affectation in the operation or in the results of operations of the airport. The ejidos manifestation have not affected the operation of the airport, only loss in come in the parking lot of cars and annoyance to the entire airport community.

On October 1, 2013, the Company received notices for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Puerto Vallarta airport and various federal authorities in connection with three legal proceedings filed by the participants in the Ejido Valle de Banderas. The Ejido is claiming the restitution or payment as a compensation in respect of 154 hectares of land comprising this airport, besides the partial cancellation of the concession granted to Puerto Vallarta airport. The Company attended the initial appointment on October 8, 2013, at which obtained a deferral until December 2, 2013 due to the lack of formal notice, which was again deferred, having the first audience on January 24, 2014, where the Ejido ratified the lawsuit and the Company demanded the suspension of this process due to the incompetence of jurisdiction. Therefore, the audience was delayed for three days, in order to give time to the Ejido to provide a rebuttal. The Company estimates that the court involved in this proceeding, located in the State of Nayarit, does not have jurisdiction, because the airport is located in the State of Jalisco, besides this court is not competent to nullify an administrative act, as it is related to the concession of title. The High Court declared competent the Court of Nayarit, sentence which was favorable but currently challenged by the higher federal court and is still pending to be resolved.

If the legal proceedings are resolved in such a way that adversely impact any of our airports, the Company’s management has other legal resources to challenge such resolutions. Additionally, under the Concession agreement, the Company has guarantees providing it with access to the airport’s land, and the Mexican government would be liable for any operating disruption caused by the Ejidos and would have to restore the concessionaire the rights to use public property, and compensate any economic damage to the airport. Thus, in the opinion of the Company and its legal counsel, no present obligation currently exists, therefore the Company has not recognized any provision regarding this matter.

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these consolidated financial statements, the Company does not have any environmental sanctions against it.

d.	On April 25, 2011, the Company received a notice from the CNBV in which it initiated a proceeding for alleged violations of Mexican disclosure statutes primarily in connection with disputes among AMP’s Stockholders during 2010. This notice is the first stage of the procedure to impose a fine on the Company. On June 3, 2011, the Company exercised its right to appeal the determination of the CNBV and to file evidence to contest this determination. The authority determined unfavorable judgment and the Company made the payment for Ps. 5,936 and the procedure has been concluded.

e.	On June 17, 2015, the Mexican Supreme Court issued an amparo to the Company upholding the validity of Articles X and XII of the Company’s bylaws regarding the limitations on ownership of its capital stock. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles. On December 11, 2015, both parties were notified of the final judgment, ordering them to refer to the collegiate court of origin to the effect that the Second Civil Chamber of the High Court of Mexico City, who is ordered to confirm articles X and XII of the bylaws of the Company are valid based on Article 48, section III of the Mexican Securities Market Law. In February 2016, the Company was notified of the resolution issued by the Superior Court of Justice of Mexico City, pursuant to the judgment of the Supreme Court of Justice of the Nation, which declared the validity of the company’s by-laws Company, which states that Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. violate the bylaws by maintaining jointly a percentage higher than 10% allowed in Article X of the Company’s by-laws, therefore, is order of Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. The sale of the Series “B” shares which exceed 10% of the share capital and instructs that the sale must be made through a procedure called “Public Offering” under the terms of the law and in accordance with Article XII of the statutes. As of the issuance date of the consolidated financial statements, the Company is still awaiting final resolution by the court. In February 2016, the Company, Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. filed claims of direct amparo against the ruling of the Superior Court of Justice, the essence of both claims for amparo corresponds to that; Grupo México, S.A.B. de C.V. argues that a proceeding was not granted for the sale of the excess shares, the Company argues that Grupo México, S.A.B. de C.V. The payment of costs in favor of GAP, however both claims for appeal have not been resolved at the date of the consolidated financial statement. In the opinion of the Company and its legal counsel, no present obligation currently exists, therefore the Company has not recognized any provision regarding this matter.

30.	Operating segment and geographic information

All airports provide similar services to their customers as described in Note 21.

The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations.

Following are the segment results, segment asset and segment liabilities for the years ended December 31, 2014, 2015 and 2016.

December 31, 2014	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Hermosillo		Bajío		Other Airports		Other Companies		Eliminations		Total
Total revenues	Ps.	2,053,413	Ps.	737,619	Ps.	760,177	Ps.	977,427	Ps.	235,338	Ps.	264,324	Ps.	517,855	Ps.	—	Ps.	—	Ps.	5,546,152
Total intersegment revenues		—		—		—		—		—		—		—		2,471,308		(2,471,308)		—
Income from operations		1,171,903		354,217		398,540		513,961		90,660		132,200		95,620		2,145,127		(2,137,139)		2,765,089
Interest income		25,042		7,445		5,641		8,877		2,864		1,926		5,670		26,829		(12,918)		71,376
Interest expense		(20,454)		(5,854)		(14,448)		(33,207)		(4,742)		(4,097)		(9,715)		(7,002)		12,918		(86,601)
Depreciation and amortization for the year		(246,144)		(135,101)		(127,914)		(187,048)		(43,985)		(41,806)		(133,536)		(9,686)		—		(925,220)
Income before income taxes		1,178,771		358,343		391,236		492,869		88,856		130,060		91,556		2,162,547		(2,137,139)		2,757,099
Income tax expense		(243,267)		(31,950)		(71,543)		(112,401)		(8,902)		(25,633)		9,087		(29,969)		—		(514,579)
Total assets		7,369,286		4,406,170		3,287,883		3,140,330		1,161,357		1,036,630		3,073,329		26,878,666		(26,067,444)		24,286,207
Total liabilities		1,037,484		191,378		454,079		690,460		103,823		125,937		285,208		1,415,500		(1,303,553)		3,000,316
Net cash flows provided by operating activities		1,238,068		386,214		462,926		671,961		114,391		151,921		231,456		203,293		—		3,460,230
Net cash flows used in investing activities		(245,676)		(108,031)		(43,649)		(113,894)		(21,410)		(12,240)		(76,932)		3,088,792		(3,100,000)		(633,040)
Net cash flows used in financing activities		(1,206,521)		(550,000)		(422,659)		(653,959)		(165,678)		(154,538)		(164,000)		(3,182,519)		3,100,000		(3,399,875)
Adittions on non-currents assets		5,432,563		3,038,143		2,465,765		2,589,679		845,792		759,490		2,206,645		34,395		—		17,372,472

December 31, 2015	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Bajío		Other Airports		Others Companies		Eliminations		Total
Total revenues	Ps.	2,265,398	Ps.	1,171,362	Ps.	986,010	Ps.	1,240,376	Ps.	995,707	Ps.	315,929	Ps.	374,387	Ps.	757,740	Ps.	—	Ps.	—	Ps.	8,106,909
Total intersegment revenues		—		—		—		—		—		—		—		—		2,869,819		(2,869,819)		—
Income from operations		1,351,741		483,094		576,686		663,087		531,608		110,333		205,163		117,646		2,552,892		(2,503,650)		4,088,600
Interest income		23,683		351		14,533		11,409		28,625		8,319		5,427		13,882		165,823		(181,163)		90,889
Interest expense		(60,567)		(7,965)		(25,625)		(38,980)		(65,446)		(10,042)		(8,757)		(19,317)		(153,768)		181,163		(209,304)

Depreciation and amortizacion for the year		(264,975)		(133,100)		(132,076)		(169,624)		(220,601)		(45,364)		(43,391)		(137,814)		(9,488)		—		(1,156,435)
Share of loss of associate		—		—		—		—		—		—		—		—		(13,704)		—		(13,704)
Income before income taxes		1,317,731		477,628		573,763		651,470		425,071		109,166		202,117		109,591		2,255,199		(2,503,650)		3,618,086
Income tax expense		(342,702)		(96,375)		(144,532)		(143,253)		(73,513)		(39,829)		(53,423)		(10,180)		56,500		—		(847,309)
Total assets		7,721,569		4,678,483		3,451,306		3,574,307		3,268,824		1,336,608		1,194,583		3,505,736		31,013,292		(28,271,310)		31,473,399
Total liabilities		1,568,853		482,440		693,596		1,085,814		1,733,160		274,784		290,126		595,828		6,328,704		(3,735,947)		9,317,356
Net investment in equity investees		—		—		—		—		—		—		—		—		92,232		—		92,232
actividties		1,030,285		395,064		476,215		624,153		716,970		158,785		227,176		359,969		628,116		288,020		4,904,753
Net cash flows used in investing activities		(216,928)		(190,172)		(110,996)		(162,116)		(20,744)		(75,239)		(59,393)		(331,656)		901,976		(3,404,661)		(3,669,927)
Net cash flows used in financing activities		(540,728)		(221,647)		(292,556)		(189,722)		(761,266)		33,105		(72,934)		118,811		(1,234,888)		3,327,995		166,171
Additions on non-current assets		5,397,740		3,125,835		2,447,205		2,608,721		5,322,545		891,345		788,939		2,334,419		144,514		—		23,061,263

December 31, 2016	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Bajío		Other Airports		Other Companies		Eliminations		Total
Total revenues	Ps.	3,126,311	Ps.	1,616,014	Ps.	1,251,283	Ps.	1,605,558	Ps.	1,622,031	Ps.	447,451	Ps.	502,340	Ps.	936,040	Ps.	532	Ps.	—	Ps.	11,107,561
Total intersegment revenues		—		—		—		—		—		—		—		—		3,722,428		(3,722,428)		—
Income from operations		1,735,192		765,929		729,952		893,382		524,139		152,921		251,071		195,508		3,484,359		(3,497,562)		5,234,892
Interest income		71,363		11,374		25,813		34,894		—		15,414		11,819		20,509		451,089		(362,705)		279,570
Interest expense		(96,434)		(36,905)		(32,977)		(56,233)		(142,405)		(19,624)		(15,460)		(36,374)		(308,004)		362,705		(381,708)
Gain on financial investments held for trading purposes		—		—		—		—		—		—		—		—		68,261		—		68,261
Depreciation and amortization for the year		(268,391)		(153,645)		(139,500)		(188,376)		(333,924)		(49,111)		(47,960)		(159,275)		(8,205)		—		(1,348,387)
Share of loss of associate		—		—		—		—		—		—		—		—		(11,728)		—		(11,728)
Income before income taxes		1,712,126		740,569		731,710		894,925		366,464		148,283		244,333		160,475		3,118,808		(3,497,562)		4,620,132
Income tax expense		(430,926)		(175,261)		(181,021)		(278,486)		(97,113)		(31,073)		(59,545)		(22,028)		8,881		—		(1,266,573)
Total assets		8,602,939		5,322,674		3,589,999		4,042,519		4,017,963		1,629,746		1,308,647		3,762,056		33,785,689		(30,010,770)		36,051,462
Total liabilities		2,483,043		1,063,332		893,123		1,507,615		2,000,593		539,716		418,405		899,060		10,226,807		(6,384,800)		13,646,893
Net investment in equity investees		—		—		—		—		—		—		—		—		21,636		—		21,636
Net cash flows provided by operating activities		1,612,152		444,953		743,818		1,028,391		753,970		176,530		220,897		326,250		334,240		—		5,641,203
Net cash flow used in investing activities		(555,859)		(427,335)		(93,100)		(208,502)		(45,195)		(132,778)		(103,264)		(278,412)		3,546,981		(3,519,092)		(1,816,557)
Net cash flow used in financing activities		(616,854)		(15,492)		(506,223)		(380,419)		(272,823)		125,786		(88,231)		75,641		(3,611,664)		3,519,092		(1,771,185)
Additions to non-current assets		5,757,015		3,411,502		2,456,977		2,638,572		6,117,021		1,002,690		859,982		2,465,893		178,302		—		24,887,954

Non-current assets are comprised of Machinery, equipment, Improvements to leased buildings, Improvements to concession assets, Airport concessions, Rights of use of airport facilities, Other acquired rights and Other assets.

The unrealized exchange loss, net amounts (a non-cash item) disclosed in the consolidated statements of cash flow relates mainly to Other Companies segments, and comes from bank loans denominated in foreign currency

The amounts shown in the eliminations column relates to the intercompany transactions and balances being eliminated to arrive at consolidated figures, such as, personnel services, parking operations, income and financial expenses, equity method, investments in subsidiaries, reimbursements of equity from subsidiaries, dividends received, amongst the most important.

•	Geographic information – All business units of the Company are operating in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Geographic revenue has been based on the geographic location of the customers and geographic non-current assets were based on the physical location of the assets. Montego Bay airport corresponds to the Region of Jamaica with geographic revenue of Ps. 995,707 and Ps. 1,622,031 during the years ended December 31, 2015 and 2016 respectively and non-current assets of Ps. 5,322,545 and Ps. 6,117,021 as of December 31, 2015 and 2016 respectively. Geographic revenue from customers located in Mexico amounted to Ps. 5,546,152, Ps. 7,111,202 and Ps. 9,485,530 for the years ended December 31, 2014, 2015 and 2016 and non-current assets physically located in Mexico totaled Ps. 17,372,472, Ps. 17,738,718 and Ps. 18,802,570 at December 31, 2014, 2015, and 2016 respectively. In 2014, all revenue was generated from customers located in Mexico and all non-current assets were physically located in México. There are no revenues generated from and no non-currents located in Spain

•	Major Customers – The Company has no dependence on a particularly customer, as 60.8%, 55.3%, and 51.9% of the total revenues for 2014, 2015 and 2016, respectively, corresponds to the passenger charges that are paid for by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than 10.0% of the consolidated revenues.

•	Major suppliers – The Company has no dependence of particularly supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

31.	Foreign currency transactions

a.	Transactions denominated in foreign currency for the years ended at December 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	29,564	93,431	121,137

Revenues for recovery expenses	287	774	923

Technical assistance fee	5,539	5,682	5,622

Other expenses	4,610	36,616	55,723

The amounts for 2015 and 2016 include the operations of MBJA.

b.	The exchange rates in effect at the dates of the consolidated balance sheets and the issuance date of the consolidated financial statements were as follows:

	December 31,						February 22,
	2014		2015		2016		2017
Mexican pesos per one U.S. dollar (Note 3.p)	Ps.	14.7180	Ps.	17.2065	Ps.	20.6640	Ps.	20.4059

32.	Transactions with related parties

According to the definitions of control established in IFRS, the Company does not have a company controlling its operations, however, and according to these definitions, they are considered related parties the following companies:

a.	Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.

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

Transactions with AMP, carried out in the ordinary course of business, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2014		2015		2016
AMP, entity with significant influence Expenses:
Technical assistance fees	Ps.	194,228	Ps.	234,867	Ps.	301,820

Services received	Ps.	—	Ps.	2,289	Ps.	2,260

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

On August 25, 2014, the initial term of the Technical Assistance agreement between the Company and Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. expired. However, the agreement was automatically renewed for an additional five years, pursuant to Clause 5.2 of the agreement. In relation to the agreement renewal, at a Board of Directors Meeting held on April 23, 2014, the opinion of each of the board’s independent directors was requested with respect to the continuation of the agreement, and the majority voted for the automatic renewal option.

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of USD$7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of USD$4,000,000 (these amounts are subject to adjustment based on the CPI) or 5% of GAP’s consolidated operating income, defined as earnings before interest income or expense, calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization.

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

b.	Otay-Tijuana Venture, L.L.C. (OTV)

On December 9, 2015 the accesses to the new border crossing between Otay, USA and Tijuana, Mexico began operating at the airport in Tijuana. Facilities CBX terminal on the side of the United States of America, are operated by OTV, a related company, which is temporarily paying compensation for the loss of non-aeronautical revenue at the airport. Transactions in the normal course of business were made at prices comparable to those with independent were as follows:

	2015		2016
Non-airport Access rights	Ps.	678	Ps.	33,138

c.	The total amounts paid to key management personnel or directors, for the years ended at December 31, 2014, 2015 and 2016 were as follows:

	2014		2015		2016
Management	Ps.	25,328	Ps.	28,001	Ps.	27,704

Independent directors (7)	Ps.	4,366	Ps.	5,168	Ps.	5,779

33.	Operating lease agreements

Leasing as the lessee – The rents of operating leases are payable as follows:

	2014		2015		2016
Less than one year	Ps.	9,314	Ps.	18,306	Ps.	18,550
Between one and 5 years		15,537		47,829		39,815

	Ps.	24,851	Ps.	66,135	Ps.	58,365

The Company has leased office space under one five-year operating lease agreement, which was renewed in February 2013 and concludes in January 2018. The monthly rental payments are USD$ 38,277. Base rent is subject to increases according to the NCPI and the CPI.

Rental expense in Mexican pesos amounted to Ps. 5,335, Ps. 7,205 and Ps. 8,837 for the years ended December 31, 2014, 2015 and 2016, respectively.

In addition to the monthly rent described above, the Company has entered into rental contracts for other assets, whose amounts are not material.

Leasing as the lessor

a.	The Company receives payments from leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such leases is as follows:

	2014		2015		2016
Less than one year	Ps.	556,261	Ps.	554,505	Ps.	656,672
Between one and 5 years		857,782		714,262		728,712
More than 5 years		54,200		35,452		1,560

	Ps.	1,468,243	Ps.	1,304,219	Ps.	1,386,944

b.	Future minimum rental payments under non-cancellable leases in MBJA are as shown in the following table:

	2015		2016
Less than one a year	USD$	1,223	USD$	10,022
Between one and five years.		5,374		28,193
More than five years		—		6,198

	USD$	6,597	USD$	44,413

During the years ended December 31, 2014, 2015 and 2016, the Company recognized income from leasing activities of Ps. 809,714, Ps. 1,244,644 and Ps. 1,736,237, in the consolidated statements of profit or loss and other comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2014, 2015 and 2016 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 21.

34.	New accounting principles not yet in effect

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments[2]
IFRS 15	Revenue from Contracts with Customers[2]
IFRS 16	Leases[3]
Amendments to IFRS 7	Breakout initiative[1]
Amendments to IFRS 12	Deferred tax assets for unrealized losses[1]

1 Effective for annual periods beginning on or after 1 January 2017, with early adoption permitted.

2 Effective for annual periods beginning on or after 1 January 2018, with early adoption permitted.

3 Effective for annual periods beginning on or after 1 January 2019, with early adoption application permitted.

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

At the date of these consolidated financial statements, the Company is in the process of performing an assessment on how IFRS 9 Financial Instruments will impact the consolidated financial positions and results of operations. Once such assessment is concluded, the Company will have a reasonable perspective as to what specific impacts this new standard will bring up on the consolidated financial statements.

The Company plans to take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 generally will be recognized in retained earnings and reserves as at January 1, 2018. Therefore the financial assets and financial liabilities before January 1, 2018 will keep been accounted under the previous revenue recognition standard.

Even though the impact analysis mentioned above is in process of completion at the date of these consolidated financial statements, the Company believes that, apart from the additional disclosure requirements to be fulfilled, there will not be significant changes on its consolidated financial position and results of operations as compared to the financial information currently reported under the effective accounting standards as of today.

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

Under IFRS 15, a Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company plans to use the practical records for completed contracts. This means that completed contracts that began and ended in the same comparative period, as well as contracts that are contracts terminated at the beginning of the earliest period presented, are not restated.

At the date of these consolidated financial statements, the Company is in the process of performing an assessment on how IFRS 15 will impact the consolidated financial positions and results of operations. Once such assessment is concluded, the Company will have a reasonable perspective as to what specific impacts this new standard will bring up on the consolidated financial statements.

Company has recently made a decision to apply the “cumulative effect approach” for purposes of transition to the IFRS 15, which means that the comparative periods presented on the consolidated financial statements will remain unmodified and the Company will only start applying IFRS 15 as of January 1, 2018 and going forward. Therefore the contracts and related revenues before January 1, 2018 will keep been accounted under the previous revenue recognition standard.

Even though the impact analysis mentioned above is in process of completion at the date of issuance of these consolidated financial statements, the Company believes that, apart from the additional disclosure requirements to be fulfilled, there will not be significant changes on its consolidated financial position and results of operations as compared to the financial information currently reported under the effective accounting standards as of today.

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

At the date of these consolidated financial statements, the Company is in the process of performing an assessment on how IFRS 16 Leases will impact the consolidated financial positions and results of operations. Once such assessment is concluded, management of the Company will have a reasonable perspective as to what specific impacts this new standard will bring up on the consolidated financial statements.

Company has recently made a decision to early adopt IFRS 16 on January 1, 2018 and to apply the “partial retrospective approach” for purposes of transition to the IFRS 16, which means that the comparative periods presented on the consolidated financial statements will remain unmodified and the Company will only start applying IFRS 16 as of January 1, 2018 and going forward. Therefore the leases before January 1, 2018 will keep been accounted under the previous standard.

Even though the impact analysis mentioned above is in process of completion at the date of issuance of these consolidated financial statements, the Company believes that, apart from the additional disclosure requirements to be fulfilled, there will not be significant changes on its consolidated financial position and results of operations as compared to the financial information currently reported under the effective accounting standards as of today.

Amendments to IFRS 7 Breakout initiative

These amendments, which form part of the IASB breakdown initiative, introduce additional disclosure requirements to those already in place in order to improve the information provided to users of the financial statements on financing activities. The amendment requires entities to disclose information that allows users of financial statements to evaluate changes in the liabilities arising from financing activities, and although it does not require a specific format, it is indicated that a reconciliation of the liabilities at the beginning and at the Closing with cash flows from financing activities is one way to do this.

The modification will be applied prospectively in the annual periods beginning on or after January 1, 2017, with early application allowed and companies are not required to submit comparative information for prior periods.

Amendments to IFRS 12 Deferred tax assets for unrealized losses

These amendments clarify the principles established regarding the recognition of deferred tax assets for unrealized losses, basically in relation to the following three aspects:

•	Unrealized losses on debt instruments measured at fair value whose tax base linked to their cost may give rise to a deductible temporary difference, regardless of whether it is expected to recover the book value by holding the debt instrument to expiration (in other words, assuming a recovery above its fair value) or selling it.

•	When estimating probable future taxable profits, it can be assumed that an asset is recovered at a higher value than book value, if such a recovery is probable and is not a deteriorated asset. In any case, in making such an estimate, their have to consider all relevant facts and circumstances, as well as whether there is sufficient evidence.

•	To analyze the recoverability of these deductible temporary differences and compare them with future taxable profits, they do not have to include the taxable income resulting from the reversal of such temporary deductible differences.

35.	Authorization to issue the financial statements

On February 22, 2017, the issuance of these consolidated financial statements, was authorized by Fernando Bosque Mohíno, Chief Executive Officer, and Saúl Villarreal García, Chief Financial Officer. Consequently, these consolidated financial statements do not reflect events after that date (except for the subsequent event described in Note 36 hereto) and are subject to approval at the ordinary general stockholders’ meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

36.	Subsequent events

On April 6, 2017, the Company issued fifteen million new five-year debt securities under the ticker symbol “GAP 17” at a nominal value of Ps.100 each, for a total value of Ps.1,500,000, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points, and the principal payable at maturity on March 31, 2022. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2017.

* * * * * *