Form 20-F
period 2017-12-31
Pacific Airport Group
filed 2018-04-20
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Saúl Villarreal García

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

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes   ☒             No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act.  ☐

*The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

SELECTED FINANCIAL AND OTHER DATA

The following tables present selected financial and other data for each of the periods indicated. This data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.6395 to U.S.$1.00, the noon buying rate for pesos on December 29, 2017, as published by the U.S. Federal Reserve Board. On April 13, 2018, the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps.18.0795 to U.S.$1.00.

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

		Year ended December 31,
	2013		2014		2015		2016		2017		2017
		(thousands of pesos, except per share and per ADS data)									(thousands of U.S. dollars; except per share and per ADS data) (1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services (2)	Ps.	3,616,616	Ps.	3,925,736	Ps.	5,419,022	Ps.	7,037,920	Ps.	8,280,522	U.S.$	421,626
Non-aeronautical services (3)		1,170,492		1,338,542		1,849,252		2,393,604		2,772,905		141,190
Improvements to concession assets (4)		440,728		281,874		838,635		1,676,037		1,312,491		66,829
Total revenues		5,227,836		5,546,152		8,106,909		11,107,561		12,365,918		629,645
Operating costs:
Costs of services:
Employee costs		390,606		393,537		502,794		584,560		663,360		33,777
Maintenance		200,224		223,687		302,203		346,805		505,352		25,731
Safety, security & insurance		173,748		192,932		249,752		282,310		317,023		16,142
Utilities		141,855		147,793		192,158		222,891		278,895		14,201
Other		222,518		203,639		311,351		345,805		345,777		17,606
Total costs of services		1,128,951		1,161,588		1,558,258		1,782,371		2,110,407		107,457
Technical assistance fees (5)		171,470		194,228		236,507		301,820		357,451		18,201
Concession taxes (6)		237,728		261,577		483,086		764,349		944,197		48,076
Depreciation and amortization:
Depreciation (7)		164,606		183,207		206,724		300,880		324,460		16,521
Amortization (8)		718,629		742,013		949,711		1,047,507		1,119,102		56,982
Total depreciation and amortization		883,235		925,220		1,156,435		1,348,387		1,443,562		73,503
Other expense (income)		(7,453)		(43,424)		(254,612)		(295)		(83,921)		(4,273)
Cost of improvements to concession assets (4)		440,728		281,874		838,635		1,676,037		1,312,491		66,829
Total operating costs		2,854,659		2,781,063		4,018,309		5,872,669		6,084,187		309,793
Income from operations		2,373,177		2,765,089		4,088,600		5,234,892		6,281,731		319,852
Finance cost		(51,159)		(7,990)		(456,810)		(603,032)		(99,388)		(5,061)
Share of loss of associates		n/a		n/a		(13,704)		(11,728)		(10,620)		(597)
Income before income taxes		2,322,018		2,757,099		3,618,086		4,620,132		6,171,722		314,251
Income tax expense		75,788		514,579		847,309		1,266,573		1,440,641		69,480
Profit for the year		2,246,230		2,242,520		2,770,777		3,353,559		4,731,081		244,771
Other comprehensive income
Exchange differences on translating foreign operations		n/a		n/a		482,394		773,453		(226,494)		(11,533)
Remeasurements of employee benefit – net of income taxes		n/a		n/a		n/a		10,773		(2,602)		(132)
Total comprehensive income for the year		2,246,230		2,242,520		3,253,171		4,137,785		4,501,985		233,173
Profit for the year attributable to:
Controlling interest		2,246,230		2,242,520		2,726,020		3,281,884		4,649,120		236,723
Non-controlling interest		n/a		n/a		44,757		71,675		81,961		4,173
Profit for the year		2,246,230		2,242,520		2,770,777		3,353,559		4,731,081		240,896
Total comprehensive income for the year
Controlling interest		2,246,230		2,242,520		3,141,513		3,948,323		4,451,659		226,669
Non-controlling interest		n/a		n/a		111,658		189,462		50,326		2,562
Total comprehensive income for the year		2,246,230		2,242,520		3,253,171		4,137,785		4,501,985		229,231
Basic and diluted earnings per share (9)	Ps.	4.2377	Ps.	4.2663	Ps.	5.1867	Ps.	6.2443	Ps.	8.8457	U.S.$	0.4504
Dividends per share (10)	Ps.	2.2837	Ps.	3.0249	Ps.	3.3200	Ps.	4.0700	Ps.	5.7200	U.S.$	0.2912
Basic and diluted earnings per ADS (9)	Ps.	42.3768	Ps.	42.6629	Ps.	51.8670	Ps.	62.4430	Ps.	88.4577	U.S.$	4.5041
Dividends per ADS (10)	Ps.	22.8375	Ps.	30.2490	Ps.	33.2000	Ps.	40.7000	Ps.	57.2000	U.S.$	2.9125
Other operating data:
Total terminal passengers (thousands of passengers) (11)		23,173		24,719		30,319		36,549		40,709		n/a
Total air traffic movements (thousands of movements)		404		417		462		513		527		n/a
Total revenues per terminal passenger (12)	Ps.	226	Ps.	224	Ps.	267	Ps.	304	Ps.	304	U.S.$	15
Aeronautical and non-aeronautical services per terminal passenger	Ps.	207	Ps.	213	Ps.	240	Ps.	258	Ps.	272	U.S.$	14
Statement of financial position data:
Cash and cash equivalents	Ps.	2,168,187	Ps.	1,595,502	Ps.	2,996,499	Ps.	5,188,138	Ps.	7,730,143	U.S.$	393,602
Total current assets		2,872,087		2,062,571		3,386,683		5,998,574		8,980,159		457,250
Airport concessions, net		9,895,346		9,611,296		12,240,167		12,384,923		11,754,661		598,521
Rights to use airport facilities, net		1,213,792		1,157,093		1,100,394		1,043,695		986,995		50,256
Total assets		25,234,600		24,286,207		31,473,399		36,051,462		39,517,532		2,012,146
Current liabilities		1,212,154		1,582,227		4,658,310		1,941,299		2,295,147		116,864
Total liabilities		3,021,889		3,000,316		9,317,356		13,646,893		17,440,763		888,045
Total equity attributable to controlling interest		22,212,711		21,285,891		21,273,951		21,333,015		21,028,215		1,070,710
Common stock		15,447,322		13,937,322		12,528,780		10,778,613		9,028,446		459,709
Non-controlling interest		n/a		n/a		882,092		1,071,554		1,048,554		53,390
Statement of cash flows data:
Net cash flows provided by operating activities	Ps.	2,964,713	Ps.	3,460,230	Ps.	4,904,753	Ps.	5,641,203	Ps.	6,168,702	U.S.$	314,097
Net cash flows used in investing activities		(680,951)		(633,040)		(3,669,927)		(1,816,557)		(1,938,575)		(98,708)
Net cash flows (used in) provided by financing activities		(1,779,258)		(3,399,875)		166,171		(1,771,185)		(1,687,316)		(85,914)
Effects of exchange rate changes on cash held:		n/a		n/a		n/a		138,178		(806)		(41)
(Decrease) increase in cash and cash equivalents		504,504		(572,685)		1,400,997		2,191,639		2,542,005		129,433

(1)

Translated into U.S. dollars at the rate of Ps. 19.6395 per U.S.$1.00, the noon buying rate on December 29, 2017, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars). Operating data are expressed in the units indicated.

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

(6)

Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets). Gross annual revenue from the concession tax at the Montego Bay Airport (excluding revenues from improvements to concession assets) was 17.6%, 23.3% and 27.0% during 2015, 2016 and 2017 respectively. For more information, see “Item 5, Operating and Financial Review and prospects – Mexican Concession Tax and Jamaican Concession Fee.”

(7)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(8)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(9)

Based on a weighted average of 530,061,831, 525,636,745, 525,575,547, 525,575,547 and 525,575,547 common shares outstanding (excluding treasury shares) for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.

(10)

Dollar amounts per share were U.S.$0.1744 in 2013, U.S.$0.2051 in 2014, U.S.$0.1931 in 2015, U.S.$0.1744 in 2016 and U.S.$0.2912 in 2017 and per ADS were U.S.$1.7436 in 2013, U.S.$2.0508 in 2014, U.S.$1.9308 in 2015, U.S.$ 1.7436 in 2016 and U.S.$2.9125 in 2017. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).

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

	Exchange Rate
Year ended December 31,	High	Low	Period End	Average (1)
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
2015	17.36	14.56	17.20	15.87
2016	20.84	17.19	20.62	18.67
2017	21.89	17.48	19.64	18.88
November 2017	19.26	18.51	18.63	18.93
December 2017	19.73	18.62	19.64	19.81
2018
January 2018	19.48	18.49	18.62	18.91
February 2018	18.90	18.36	18.84	18.65
March 2018	18.86	18.17	18.17	18.59
April 2018 (2)	18.33	18.08	18.08	18.21

Sources: U.S. Federal Reserve Board.

(1)	Average of month-end rates or daily rates, as applicable.
(2)	Through April 13, 2018.

On April 13 2018, the exchange rate for pesos, as published by the U.S. Federal Reserve Board, was Ps.18.0795 per U.S.$1.00.

Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), or “BMV,” and, as a result, will likely affect the market price of our American Depositary Shares (ADSs). Such fluctuations may also affect the U.S. dollar conversion by The Bank of New York Mellon, the depositary for our ADSs, of any cash dividends paid in pesos. See “– Risk Factors – Risks Related to Mexico – Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition” and “Item 5, Operating and Financial Review and Prospects – Overview – Recent Developments – Fluctuation of the Peso.”

RISK FACTORS

Risks Related to Our Operations

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger departing from the airport terminals we operate (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”) and are collected by the airlines and paid to us. In 2015, 2016 and 2017, passenger charges represented 55.3%, 51.9% and 54.6%, respectively, of our total revenues (in 2015, 2016 and 2017, passenger charges represented 61.7%, 61.1% and 61.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

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

A global economic and financial crisis may lead to high volatility and lack of liquidity in the global credit and other financial markets.  Such a downturn in the global economy may lead to increased commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally. These conditions may also limit the availability of credit and increased financial costs for companies around the world, including companies in Mexico, Jamaica and the United States. Such a recession could significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business.

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

Although a substantial portion of our revenues is derived from foreign tourism, Mexican domestic passengers have represented approximately 67.1% of the passenger traffic volume at our Mexican airports for the last three years. Aside from our interest in the Montego Bay airport concession in Jamaica and the operation of DCA in Spain, all of our assets are located, and all of our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic at our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the potential impact of negative economic developments in Mexico, see “– Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” in this section.

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2015, 2016 and 2017, 89.7%, 89.3% and 88.8%, respectively, of the international terminal passengers served by our Mexican airports arrived or departed on flights originating in or departing to the United States and 67.0%, 68.6% and 67.8%, respectively, of the passengers served by our Jamaican airport arrived or departed on flights originating on or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2015, 2016 and 2017, the U.S. gross domestic product (“GDP”) increased at a rate of 3.7%, 3.0% and 2.3%, respectively, according to the U.S. Bureau of Economic Analysis. If the U.S. economy falls into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States.

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

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.

The 2016 presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, immigration and border policy.  Immigration reform, especially with respect to Mexico, continues to attract significant attention in the U.S. Congress and public arena. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States.  In addition, new immigration and border legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on our passenger traffic results.

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

International petroleum prices have experienced significant volatility in the recent past. For example, in 2014, European Brent crude oil spot prices reached a high of U.S.$115.19 per barrel on June 19, 2014 followed by a low of U.S.$55.27 per barrel on December 31, 2014, according to the U.S. Energy Information Administration. European Brent crude oil spot prices increased from U.S.$54.96 per barrel on December 31, 2016 to U.S.$66.73 per barrel on December 29, 2017, with an average price of U.S.$54.12 per barrel during 2017. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. High fuel prices result in increases in airlines’ costs and may lead to airline financial difficulties and bankruptcies, higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally. Each of these may reduce passenger and cargo traffic at our airports.

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

See “– The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues” for a more detailed description of which of our major airline customers have recently reduced or cancelled operations at our airports.

Our business is highly dependent upon revenues from five of our airports and could be adversely impacted by any condition affecting those airports.

In 2017, approximately 85.1% of the sum of aeronautical and non-aeronautical revenues was generated from five of our thirteen airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2017:

Airport	For year ended December 31, 2017
Guadalajara	27.8%
Montego Bay	16.2%
Los Cabos	15.6%
Tijuana	13.2%
Puerto Vallarta	12.3%
Eight other Mexican airports (combined)	14.9%
Total revenues	100.0%

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

Cyber-attacks or other interruptions of our security or information network could have an adverse effect on the operations of our airports and consequently on our financial results.

Cyber-attacks and their impact on our networks and systems, including the introduction of viruses, malware, denial of service, faulty software, equipment outages and other interruptions in or unauthorized access of company systems, have increased in frequency, extent and potency in recent years. The preventive actions that we employ to reduce the risk of experiencing a cyber-attack and to protect our network and information could be inadequate to stop a cyber-attack in the future. The costs associated with a possible cyber-attack on our systems include increased expenses associated with reinforcing cyber-security measures, loss of business due to the interruption of services, litigation and damage to our reputation.  Such outcomes could cause significant losses or decreases in the price of our shares. The potential losses related to cyber-attacks and disruptions of our network could also surpass our insurance coverage.

Additionally, cyber-attacks could hinder our ability to protect the privacy of our clients and business and cause the unauthorized distribution of valuable financial information and confidential data relating our clients and business.

We constantly maintain, review and correct preventive measures to avoid cyber-attacks.

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

We have operated checked baggage screening equipment in our busiest Mexican airports since 2011, and today eleven of our twelve airports employ baggage screening equipment. In the case of our Los Mochis airport, an explosives trace detector system is used. As of December 31, 2017, we have signed agreements to operate the baggage screening equipment with every airline customer, and 98.9% of the passengers travelling through our Mexican airports were using the baggage screening system.

We incur ongoing expenses to maintain and operate this equipment, which we currently recover from our airline customers. However, if it is determined that we are responsible for all or a portion of the cost or that we are liable for certain issues arising from our operation of the screening systems, our exposure to liability could increase significantly. These operational costs were reviewed during the negotiation of the Master Development Programs for our Mexican airports for the years 2015-2019, completed in December 2014, and there were no changes contemplated to the operational costs or to the cost recovery procedures. However, there can be no assurance that these operational costs or the cost recovery procedures will not be revised in the next negotiation of the Master Development Program in 2019. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of current baggage screening equipment with new Computer Tomography X-ray (CTX) baggage screening equipment is scheduled for 2022, although regulatory changes could force our Mexican airports to undertake this replacement sooner, as has already occurred in our Tijuana and Los Cabos airports. In addition, in July 2016, the DGAC issued a document titled Airport Security Recommendations, which established that airports must have alternative methods for baggage screening to be used in case the inspection technology that is used is not available. We believe that we comply with the requirement but the DGAC may require additional investments. These additional expenses could restrict our liquidity and adversely affect our results of operations if such costs are not accepted in the negotiations of our Master Development Programs for the 2020-2024 period. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

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

Our ability to increase our commercial revenues is significantly dependent, among other factors, on increasing passenger traffic at our airports and on our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us and for the ability for us to directly operate business lines. In addition, our ability to increase revenues from commercial activities depends on our ability to continue the remodeling, expansion and modernization of the commercial areas we operate within our airports and on the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 24.4% of non-aeronautical revenues in 2017 (6.1% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2017).

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

Our acquisitions may not achieve anticipated benefits, and may increase our liabilities, disrupt our existing business and harm our results of operations.

On occasion we have expanded our service capabilities and gained new customers through selective acquisitions. The benefits we expect to receive from our acquisitions depend on our ability to integrate the operations, services, personnel and administrative infrastructure of the acquired businesses in a timely and efficient manner. Acquisitions also entail increased operating costs, as well as greater allocation of management resources away from daily operations. Additionally, the business growth opportunities, revenue benefits, cost savings and other benefits we anticipate to result from our acquisitions may not be achieved as expected, or may be delayed. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, or if we are required to recognize impairments of acquired assets, investments or goodwill, our results of operations and financial condition may be adversely affected.

In April 2015, GAP acquired 100% of DCA, which owns a majority stake in MBJA, a company operating Sangster International Airport in Montego Bay, Jamaica.  While MBJA is a similarly positioned airport concessionaire, we may be unable to fully implement our business plans and strategies for the integration of DCA’s business into ours.  Such potential inability to fully integrate DCA’s business could adversely affect our results of operations and financial condition.

Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of December 31, 2017, our outstanding consolidated indebtedness was Ps.13.2 billion (approximately U.S.$674.8 million). This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise and maintain any such financing or impair our ability to take advantage of significant business opportunities that may arise. As a result of this indebtedness, we may also be more vulnerable to general adverse economic, industry or competitive conditions. We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt or to fund our other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt on or before maturity, and we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Covenants in our indebtedness may limit our discretion with respect to certain business matters.

The instruments governing our indebtedness or the indebtedness of our operating entities may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, our ability to incur additional liabilities, acquire new equity investments, engage in mergers or acquisitions, pay dividends, create liens or other encumbrances or make certain other payments, investments, loans and guarantees. These covenants could also require us to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could permit acceleration of the relevant indebtedness.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we believe we maintain positive relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 43.5% of our total employees in Mexico and 67.5% in Jamaica as of December 31, 2017), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues.

A majority of our revenues are driven by the operations of a few key airline customers. In 2017, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico Group”), a holding company that owns Aeroméxico and Aeroméxico Connect, American Airlines, Inc. (“American Airlines”) and ABC Aerolíneas, S.A. de C.V. (“Interjet”) transported a significant percentage of our passenger traffic. During 2017, the passenger charges collected by these four airlines accounted for 16.5%, 7.7%, 5.2% and 4.0%, respectively, of total revenues in our airports (18.5%, 8.6%, 5.8% and 4.5%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2017). Excluding revenues from passenger charges, these airlines accounted for 1.8%, 1.0%, 1.1% and 0.5%, respectively, of our total revenues in 2017 (2.0%, 1.1%, 1.3% and 0.6%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2017).

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

Furthermore, passenger charges, which accounted for 54.6% of our revenues in 2017 (61.1% when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected, pursuant to passenger charges collection agreements, by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2017, the average collection term of passenger charges was 52 days. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges – Passenger Charges in Mexico.” Consequently, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we would not be assured of collecting the amounts invoiced to that airline for passenger charges despite cash deposits held in guarantee. Additionally, we could not be assured that we would recover the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

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

In the past, certain of the domestic airlines operating at our Mexican airports refused to pay certain increases in the specific prices we charge for aeronautical services. Although these prior disputes were resolved, because only a few airlines contribute a substantial portion of our revenues, our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, during periods of economic downturn, the airlines that operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years, which could adversely impact our results of operations. See “Item 4, Information on the Company – Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers.”

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

MBJA does not have agreements with some of the airlines that operate at the Montego Bay airport for the collection of passenger charges on its behalf. However, the collection of passenger charges by the airlines is implied under the current operating agreements signed by each airline operating at the Montego Bay airport, whereby these airlines must pay MBJA for regulated passenger charges. Newly issued Air Carrier Operating Agreements, however, have been amended to expressly require airlines to collect passenger service charges.

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

The Mexican government owns the land on which Guadalajara International Airport operates and has granted us the right to use that land for the purpose of operating the airport pursuant to our concession. Currently, there are squatters residing on or claiming rights to a portion of the property, at least one of whom has attempted to subdivide and sell off certain portions of the property. As owner of the property, the Mexican government must initiate any actions directed at removing these persons from the property. In addition, during various periods of 2016 and 2017, members of an ejido called el Zapote blocked access to commercial areas of the Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenues losses of Ps.19.2 million in 2016 (19.4% of our total car parking charges at the airport for 2016) and losses of Ps.9.0 million in 2017 (7.9% of our total car parking charges at the airport for 2017). We are reviewing the actions these persons have taken and are cooperating with the Mexican government to ensure that the actions of these squatters and ejidos do not adversely affect the operations of Guadalajara International Airport. However, if the Mexican government is unable to successfully remove these persons from the property, their presence could have an adverse impact on our operations, revenues and security, and could restrict our ability to expand our operations, at the Guadalajara airport.

In addition to challenging the expropriation, certain of the former ejido Tampico participants are also currently occupying portions of Tijuana International Airport property. While these persons are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy. There can also be no assurance that the former ejido participants will not seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction, which may negatively impact our results of operations.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.5.4 billion at December 31, 2017. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. For further information on deferred tax assets, refer to Note 13 to our audited consolidated financial statements. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Income Taxes.”

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

For example, due to Tropical Storm Lidia impacting the Pacific coast of Mexico, the Los Cabos, La Paz and Los Mochis airports reported operating impacts from August 30, 2017 to September 2, 2017. As a result, 29,140 seats that were previously scheduled during those dates (25,000 for Los Cabos, 3,160 for La Paz and 980 for Los Mochis) were cancelled. These cancellations represented 6.5% of the seats available at our Mexican airports for that period. The three airports affected by the storm suffered minimal infrastructure damages.

In addition, on the evening of September 8, 2017 the Kingston Air Traffic Control Center was struck by lightning, resulting in total data and communications systems failure. This caused all air operations to be suspended at Jamaica’s airports.  Operations were reestablished, on a partial basis, between 6:00 am and 7:00 pm on September 10, 2017. As a result, 2,660 seats were cancelled at the Montego Bay Airport.

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

The FAA restored Mexico’s Category 1 rating on December 1, 2010. In 2017, 9.1% of the passengers who traveled through our Mexican airports traveled on flights to or from the United States operated by Mexican airlines.  Jamaica has held an FAA Category 1 rating since a similar downgrade to Category 2 from July 1995 to September 1997.

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

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2015, 2016 and 2017, 66.8%, 63.4% and 67.0%, respectively, of our total revenues were earned from aeronautical services (in 2015, 2016 and 2017, 74.6%, 74.6% and 74.9%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services), which are subject to price regulation under our maximum rates in Mexico and under the maximum regulated charges in Jamaica. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or established by the Mexican government (as in the case of our Master Development Programs or our maximum rates, respectively) or the Jamaican government (as in the case of MBJ’s maximum regulated charges) for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs and Capital Development Program or the obligation under our Mexican concessions and MBJA’s Jamaican concession to provide a public service) or increase our maximum rates and regulated charges applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the laws and regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business in Mexico were adopted or became effective in 1999, and there is limited precedent that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our Mexican concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot provide any assurance that we will not encounter difficulties in complying with these laws, regulations and instruments. For instance, on November 8, 2017, changes to the Mexican Airport Law took effect which modified various regulations, primarily impacting airlines. One of the changes contemplated is the payment of indemnification to passengers delayed for longer than two hours. The new law further clarifies that the payment will be made if the airport concessionaire or airline is at fault for the delay. As of the date hereof, there is no process in place to determine whether the airport concessionaire or airline is responsible for the delay.

We cannot provide any assurance that once the regulations are finalized, concessionaires, such as ourselves, will not be held responsible for certain passenger delays or will not be required to pay indemnifications to passengers affected by such delays. Further, we cannot provide any assurance that such indemnifications will not have a material impact on our results of operations.

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

Historically, we have set the prices we charge for aeronautical services at each Mexican airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2015, 2016 and 2017, our revenues subject to maximum rate regulation represented 100.0%, 99.9% and 99.9%, respectively, of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican PPI’s construction price index. Using the index we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2015, 2016 and 2017 was 100.9%, 100.7% and 101.1%, respectively, of our capital expenditure commitments under our Master Development Programs. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SCT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

The Mexican government may also revoke one or more of our Mexican concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. See “Item 4, Information on the Company – Regulatory Framework – Other Regulation of Mexican Concessions and Concession Assets – Revocation of Concessions” The Mexican government may also assume the operation of any airport in the event of war, public disturbance or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our Mexican concessions, the Mexican government under Mexican law is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers. In the case of a mandated change in our operations, the Mexican government is required to compensate us for the cost of that change. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. There can be no assurance that we would receive compensation equivalent to the value of our investment in, or any additional damages related to, our Mexican concessions and related assets in the event of such action.

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

In 2010 and 2011, disputes among AMP’s shareholders affected our shareholders’ meetings and trading of our shares on the Mexican Stock Exchange and the NYSE, as well as involving us in litigation. Notwithstanding those disputes, on December 1, 2011, we were advised by AMP’s shareholders that they had entered into an agreement to end their dispute and to terminate their legal proceedings. Additionally, we were informed that AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and that AMP’s shareholders would continue developing our business. AMP’s shareholders also affirmed their intent to defend the rights granted to them by the Mexican government and further confirmed their respective original ownership percentages in AMP.

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

As described above, AMP exercises a significant influence over our management through the technical assistance agreement, through which AMP provides our airports with expertise in operating in the aeronautical sector and strategic planning guidance to increase aeronautical and non - aeronautical revenues, in addition to knowledge of the Mexican government and business sectors and assistance with the negotiation of our Master Development Programs. Therefore, if either we or AMP decides not to renew the technical assistance agreement, it would require time and potentially higher costs for us to replace AMP’s strategic expertise through contracts with new external advisors; apart from the possible higher costs, the need to replace AMP could have an impact on our business strategy and ongoing projects, such as the successful negotiation of tariffs, investments and other elements of our Master Development Programs. As a result, our results of operations could be negatively affected. For more detailed information on the technical assistance agreement with AMP, see “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

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

On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws regarding the limitations on ownership of our capital stock. On February 17, 2016, the Superior Court of Mexico City declared that Grupo México and ITM were in violation of the Company’s bylaws due to the fact that together they held more than 10% of our outstanding capital stock, and ordered Grupo México and ITM to sell any Series “B” shares held in excess of that limit. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles in support of the position we maintained and defended. Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the complaint was declared unfounded. Despite this ruling, we expect that the Mexican Supreme Court will issue a new, binding decision on procedures for complying with the decision of the Superior Court of Mexico City regarding the disposition of shares exceeding 10% of our capital stock. See “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain of our bylaws.”

In its most recent filing on Schedule 13D with the SEC on January 9, 2018, Grupo México disclosed that it beneficially owned 12.8% of our total outstanding shares. Although these decisions are definitive and not appealable, it is possible that Grupo México will seek to challenge our management on other matters or through other legal means, which may present further disruptions for our management and the Company. It is not possible to predict the extent to which these disputes with Grupo México will distract our management, the effects that future developments in this dispute might have on the price of our stock, its liquidity or our market value or the effects that these conflicts could have on our business or results of operations.

Mexican stock brokers may not continue adhering to the injunction from trading in our capital stock when such trading would result in a violation of our bylaws, and we cannot predict whether we would be successful in enforcing our bylaws upon Mexican stock brokers.

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

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP increased 2.5 % in 2015, 2.3% in 2016 and 2.1% in 2017, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (Cetes) averaged approximately 3.0%, 4.2% and 6.7% in 2015, 2016 and 2017, respectively. As of April 18, 2018, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 7.8350%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Additionally, economic conditions in Mexico may also be affected by political developments in the United States, such as the change in administrations in January 2017, and economic developments in the United States, such as interest rates, exchange rates and GDP growth, among others. We cannot assure you that any developments in the U.S. or elsewhere will not materially and adversely affect us in the future.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2015, the peso depreciated 16.7% against the U.S. dollar. In 2016, the peso depreciated 20.1% against the U.S. dollar. In 2017, the peso appreciated 4.5% against the U.S. dollar. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.

Due to the acquisition of 100% of the shares of DCA in 2015, we incurred indebtedness in U.S. dollars. A devaluation of the peso would increase the debt service cost of such U.S. dollar-denominated indebtedness and result in foreign exchange losses. In 2017, approximately 99% of MBJA’s operating revenues, 60% of its operating expenses and 90% of its capital expenditures were denominated in U.S. dollars, with the remaining 40% of operating expenses and 10% of its capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s indebtedness was also denominated in U.S. dollars in 2017. Accordingly, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may also affect our performance through the consolidation of MBJA’s financial and operating results.

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

In addition, economic conditions in Mexico are strongly correlated with political and economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. We cannot provide assurance that events in other emerging market countries, in the United States or elsewhere, will not materially and adversely affect our business, financial condition or results of operations.

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

Enrique Peña Nieto, a member of the Institutional Revolutionary Party (“PRI”), began a six-year term as President of Mexico on December 1, 2012. National presidential and legislative elections are set to take place on July 1, 2018.  A change in leadership and party control could result in economic or political conditions in Mexico that could materially impact our operations.  In addition, if no single party wins a clear majority in Congress, governmental gridlock and political uncertainty may occur. As with any governmental change, this change to the country’s administration may lead to significant changes in laws, public policies or regulations, may affect the political and economic environment in Mexico, and consequently, they may contribute to economic uncertainty and to heightened volatility of the Mexican capital markets and in securities issued by Mexican companies.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of January 10, 2018, informed of the risks of traveling in Mexico due to (i) threats to safety and security posed by transnational criminal organizations in the country and (ii) increased violence in many towns and cities across Mexico. These travel alerts emphasize the extent of criminal activity in different Mexican states, including states in which our airports are located, such as Michoacán and Colima. However, none of the cities in which our airports are located, including Morelia and Manzanillo, were specifically mentioned in the travel alerts.

In addition, perceptions about crime in Mexico and violence related to drug trafficking may also have an adverse effect on our business as they may decrease the international passenger traffic directed to Mexico or the domestic passenger travel using our airports in affected states.

Higher incidences of crime throughout Mexico and drug trafficking-related violence could have an adverse effect on our business as it may decrease the international passenger traffic directed to Mexico or the domestic passenger travel using our airports in affected states.

Increased environmental regulation and enforcement in Mexico may affect us.

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, a new carbon dioxide (“CO2”) market will commence operating in Mexico during 2018. The market will require that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Commencing in 2019, the legislation requires that companies report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal.  There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. For more information on environmental regulation, see “Item 4, Information on the Company – Regulatory Framework – Mexican Environmental Regulation.”

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

Despite 99% of the passenger traffic through the Montego Bay airport consisting of international passengers, the general condition and performance of the Jamaican economy, over which we have no control, may affect our business, financial condition or results of operations. Jamaica is a small, emerging market country, which has struggled with low growth and high public debt. Due to its size, indebtedness, reliance on exports to a small number of principal markets, such as the United States and Canada, and the concentration of its economic activity in its two principal industries of  bauxite mining and tourism, the Jamaican economy is highly susceptible to external shocks. Jamaica is also affected by social and security problems, including, among others, trafficking in drugs and high rates of violent crime, underemployment and youth unemployment. After having seen its poverty rate drop almost 20% over two decades, Jamaica saw it increase by 8% in a few years after the onset of the global economic crisis in 2008, according to the World Bank.

During the past three years economic growth rates have been steadily rising, and the World Bank forecasts GDP growth over 1.4% in 2017 and 1.8% in 2018. However, growth remains lower than what is needed for reducing poverty, and the country continues to be confronted by serious social issues that predominantly affect youth, such as high levels of crime and violence and high unemployment. The Statistical Institute of Jamaica estimated the unemployment rate in Jamaica at 11.3% in July 2017, down from 12.9% in July 2016.

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

The Montego Bay airport concession is regulated principally by the AAJ, an agency of the Jamaican government, under the Airports Authority Act of 1974. In April 2003, the AAJ divested operational responsibility for the Montego Bay airport to MBJA under a Concession Agreement pursuant to which MBJA is responsible for the management of the day-to-day operations of the Montego Bay airport in keeping with specific performance criteria and prescribed international standards. The AAJ retains ownership of the non-movable assets of the airport. MBJA pays a concession fee to the Jamaican government and at the end of the contract will transfer the Montego Bay airport’s infrastructure, and any moveable assets acquired during the period of the concession to the AAJ. Regular performance reviews and other contract administration oversight functions are conducted by the AAJ, as specified under the Concession Agreement. There can be no assurance that governmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. However, there are certain provisions within the Concession Agreement that offer some protection to MBJA in the event of adverse changes in Jamaican law. In certain instances, if there is an adverse change in Jamaican law resulting in an unavoidable net increase in costs or net reduction in revenues to MBJA, MBJA will be entitled (subject to remaining provisions of the Concession Agreement) to monetary compensation from AAJ. See “Item 4, Information on the Company – Regulatory Framework.”

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

The technical assistance fee is equal to the greater of U.S.$4.0 million, adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. CPI), or 5% of our annual consolidated income from operations from our Mexican airports (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  In 2015, 2016 and 2017, the technical assistance fee, based on our Mexican airports’ operating income, amounted to Ps.234.9 million, Ps.301.8 million and Ps.357.4 million, respectively. These amounts represented 4.3%, 4.4% and 4.4% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization), respectively.

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

The table below sets forth our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our Mexican airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2015, 2016 and 2017, our investments allocated but unpaid totaled Ps.221.2 million, Ps.441.5 million and Ps.409.2 million, respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2015		2016		2017
		(thousands of pesos)
Guadalajara	Ps.	209,230	Ps.	549,588	Ps.	405,868
Tijuana		186,566		422,522		393,306
Los Cabos		158,105		206,013		316,388
Puerto Vallarta		108,518		92,190		162,955
Hermosillo		74,606		132,119		202,084
Guanajuato		58,406		103,143		143,025
La Paz		32,788		52,471		25,794
Mexicali		43,220		48,700		42,639
Aguascalientes		59,692		52,671		29,990
Morelia		134,979		86,879		18,263
Los Mochis		31,622		16,684		21,014
Manzanillo		28,689		20,109		10,115
Other (1)		1,961		28,713		29,959
Total	Ps.	1,128,382	Ps.	1,811,802	Ps.	1,801,399

(1)	Includes SIAP, CORSA, PCP and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2015		2016		2017
	(thousands of pesos)
Terminals	Ps.	476,369	Ps.	792,939	Ps.	793,164
Runways and aprons		232,924		720,416		657,298
Machinery and equipment		411,153		235,650		338,631
Other		7,936		62,797		12,306
Total	Ps.	1,128,382	Ps.	1,811,802	Ps.	1,801,399

During 2015, 2016 and 2017, 0.2%, 3.9% and 3.1%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded by bank loans and long-term debt securities issued on the Mexican capital markets (Certificados Bursátiles de Largo Plazo). We expect to continue funding the most significant portion of our capital expenditures for our Mexican airports in the future with new debt issuances on the Mexican capital markets; however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures from 2015, 2016 and 2017 were allocated to the following types of investments at the majority of our Mexican airports:

•

Terminals. During 2017, we completed an expansion of the Hermosillo airport, an expansion of the domestic departures lounge within the main terminal of our Guadalajara airport and a new check-in area for passengers at the Tijuana airport. Also during 2017, we continued our terminal expansion projects in our Guadalajara, Tijuana, Mexicali and Guanajuato airports, which will be finalized during 2018. During 2017, we began the terminal expansion in our La Paz airport and the building improvement projects in our Puerto Vallarta and Los Cabos airports. These construction projects are expected to conclude in 2018 and 2019.

•

Runways and aprons. During 2017, we completed the runway renovation at our Guanajuato and Los Cabos airports, a new taxiway at our Tijuana airport, and improvements to the taxiway at our Los Cabos, Hermosillo, Guadalajara and Puerto Vallarta airports. We also performed expansions and improvements to aprons at our Tijuana, Hermosillo and Los Cabos airports.

•

Machinery and equipment. During 2017, we invested in machinery and equipment, such as airport buses, emergency back-up electricity generators, metal detectors and other security-related equipment,  passenger walkways, air conditioning equipment, equipment for inspecting checked baggage and public information systems. We also expanded the baggage handling systems in our Tijuana and Los Cabos airports. We also added new security checkpoint, at the Guadalajara and Tijuana airports. See “Item 4, Information on the Company – Business Overview – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

•

Other. We continued improving our sewage treatment plants and recycled water systems at several of our airports, improved our drainage systems, and installed underground electric wiring systems at several of our airports. In addition, in July 2017, we concluded a project to reconfigure the access roads to our Guadalajara airport, which included separating lanes for passenger cars and for public transportation.

The following table sets forth our estimated committed investments for each airport for 2015 through 2019 under our Master Development Programs. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Mexican Airport (2015-2019)

	Year ended December 31,
	2015		2016		2017		2018		2019
	(thousands of constant pesos as of December 31, 2012) (1)
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
		(thousands of constant pesos as of December 31, 2012) (1)
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

We allocated 82.7% of the total amounts committed under our Master Development Program for the 2015–2019 period in six of our airports: Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato. We expect to finance our committed investments under our Master Development Programs for the 2015–2019 period through the debt market in Mexico under a long-term debt securities program approved by the Mexican Banking and Securities Commission (Comision Nacional Bancaria y de Valores), or “CNBV,” in February 2015. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

Acquisition of DCA

On April 20, 2015, we completed a transaction with Abertis for the acquisition of 100% of the shares of DCA for a total of U.S.$192.0 million. We financed 100% of the acquisition of DCA via bridge loans with external sources provided by Scotiabank and BBVA Bancomer. On September 24, 2015, we signed two new long-term loan agreements, also with Scotiabank and BBVA Bancomer, for the refinancing of the bridge loans for an amount of U.S. $191.0 million. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

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

DCA also held a 14.77% stake in SCL, the operator of the international terminal in Santiago de Chile until September 30, 2015. Upon expiration of the concession to operate the Santiago de Chile airport, those assets were immediately returned to the Chilean government and the new operator. Pursuant to the concession agreement, there is a one-year period after delivery of the concession assets during which the concessionaire remains responsible for any latent defects in those assets. After this period and a subsequent one-year period, SCL shall be liquidated in accordance with Chilean corporate and tax regulations. During 2016, we received dividend and capital repayments for Ps.58.9 million. According to the Company’s estimates for 2018 and 2019, we expect to recover approximately Ps.11.0 million for both years through dividends and capital repayments from SCL.

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

MBJA made capital investments of U.S.$2.4 million in 2016 and US.$6.5 million in 2017 for the rehabilitation of  the taxiways and aprons and modernization of equipment at the Montego Bay airport. Estimated committed investments in the current Capital Development Program from April 2015 through December 2019 are U.S.$37.9 million. These investment commitments are expected to be funded by cash flows from operations, however, MBJA has also arranged a U.S.$40.0 million credit facility with the Bank of Nova Scotia and Bank of Nova Scotia Jamaica Limited to finance the majority of these projects. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”

At their annual general meeting on June 30, 2015, MBJA’s shareholders approved a dividend payment of U.S.$26.0 million to be distributed pro rata amongst the shareholders. Accordingly, on September 17, 2015, MBJA paid dividends of approximately U.S.$19.4 million to DCA. No dividend payments were made to DCA by MBJA in 2016. At their annual general meeting on March 23, 2017, MBJA’s shareholders approved a dividend payment of U.S.$26.0 million to be distributed pro rata amongst the shareholders. Accordingly on January 22, 2018, MBJA paid dividends of approximately U.S.$19.4 million to DCA.

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

Our Mexican airports handled approximately 27.6 million, 32.6 million and 36.5 million terminal passengers in 2015, 2016 and 2017, respectively, which we believe places us among the largest private airport operators in the Americas. As of December 31, 2017, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the SCT. According to the SCT’s figures, our commercial aviation passenger traffic accounted for approximately 23.9%, 25.5% and 26.3% of all arriving and departing commercial aviation passengers in Mexico in 2015, 2016 and 2017, respectively. In 2017, our Mexican airports recorded total revenues of Ps.10.5 billion, of which Ps.9.3 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps.1.2 billion corresponds to the improvements to concession assets.

Our Mexican airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2017, ranked as the fifth busiest international route in Mexico by total number of passengers according to the Mexican Directorate General of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2017, according to the Mexican Directorate General of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and fifth, respectively, among the busiest domestic routes in Mexico in 2017, according to the Mexican Directorate General of Civil Aviation.

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

Principal Mexican Airports by Passenger Traffic (2017)

Commercial Aviation Passengers (1)
(thousands)
Mexico City	44,520
Cancun	23,602
Guadalajara*	12,780
Monterrey	9,683
Tijuana*	7,089
Los Cabos*	4,702
Puerto Vallarta*	4,433
Merida	2,148
Guanajuato*	1,940
Culiacan	1,857

Source: SCT and Company data.

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved further south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2017, our Guadalajara and Tijuana airports were Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic, according to the SCT. In 2015, 2016 and 2017, our Guadalajara and Tijuana airports together represented approximately 53.1%, 54.3% and 54.6% of our Mexican airports’ terminal passenger traffic and 48.3%, 50.0% and 48.2% of our Mexican airports’ total revenues (in 2015, 2016 and 2017, they represented 48.3%, 49.1% and 48.9% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top fifteen countries worldwide in terms of foreign visitors, ranking eighth with approximately 39 million international tourists in 2017, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural sites, which are served by numerous hotels and resorts. Four of our airports, the Los Cabos, Puerto Vallarta, La Paz and Manzanillo airports, serve popular Mexican tourist destinations. Of these tourist destinations, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos constituting Mexico’s third most popular international tourist destination and Puerto Vallarta the fourth, in terms of visitors in 2017, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). The Los Cabos and Puerto Vallarta airports attracted approximately 4.9 million and 4.5 million terminal passengers, respectively, in 2017. In 2015, 2016 and 2017, our Los Cabos and Puerto Vallarta airports together represented 26.2%, 25.5% and 25.9% of our Mexican airports’ terminal passengers and 31.3%, 30.1% and 32.5% of our Mexican airports’ total revenues (33.0%, 32.7% and 33.4% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals, where specialized, full service operations are offered to general aviation aircraft, including refueling, cleaning and catering.

The remaining six Mexican airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2015, 2016 and 2017, these six airports serving mid-sized cities accounted for approximately 17.5%, 17.0% and 16.7% of our Mexican airports’ terminal passenger traffic and 17.4%, 17.0% and 16.8% of our Mexican airports’ total revenues (15.9%, 15.3% and 15.1% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Of these six airports, Guanajuato has the greatest passenger traffic volume. In 2015, 2016 and 2017, Guanajuato accounted for approximately 5.4%, 5.2% and 5.4% of our Mexican airports’ terminal passenger traffic and 5.3%, 5.3% and 6.0% of our Mexican airports’ total revenues (5.5%, 5.2% and 5.4% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican Operations

Montego Bay International Airport is a full-service international passenger airport, with additional FBO and cargo operations driven by agricultural exports from the island, serving as the primary gateway for international air travel to Jamaica, a major international tourist destination and growing tourism market. In 2017, it was the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. Located in the town of Montego Bay, which is in the geographical center of the tourist corridor between the coastal resort areas of Negril and Ocho Rios where, according to the Jamaican Tourist Board, 90.3% of the island’s hotel capacity is located, the Montego Bay airport facilitates the transit of more than 70% of the tourists arriving on the island. In 2017, 4.2 million terminal passengers travelled through the Montego Bay airport, an 8.3% increase over the previous year, of which 99.8% were international passengers. Of the total passengers in 2017, 67.8% came from the United States, 17.1% came from Canada, 13.3% came from Europe and 1.8% from other countries.

In the period from April 1, 2015 (when we began to consolidate MBJA’s financial and operating information) to December 31, 2015, the Montego Bay airport served 2.7 million terminal passengers. During that period, MBJA’s total revenues amounted to Ps.995.7 million, of which Ps.731.6 million were from aeronautical revenues and Ps.264.1 million were from non-aeronautical revenues. In 2016, Montego Bay International Airport served 3.9 million terminal passengers. During that period, MBJA’s total revenues amounted to Ps.1.6 billion, of which Ps.1.2 billion were from aeronautical revenues, Ps.438.6 million were from non-aeronautical revenues and Ps.14.3 million correspond to improvements to concession assets.  In 2017, Montego Bay International Airport served 4.2 million terminal passengers.  During that period, MBJA’s total revenues amounted to Ps.1.9 billion, of which Ps.1.3 billion were from aeronautical revenues, Ps.469.5 million were from non-aeronautical revenues and Ps.66.1 million correspond to improvements to concession assets.

Our Sources of Revenues

All revenue amounts in this “Business Overview” section include revenues from improvements to concession assets; however, in some cases we include discussion surrounding only aeronautical and non-aeronautical revenues or the sum of both. See the introduction to “Item 3, Key Information – Selected Financial and Other Data,” for a discussion of the reasons for using aeronautical and non-aeronautical revenues for certain comparisons. We specifically state when either aeronautical or non-aeronautical revenues are being used. Because aeronautical and non-aeronautical revenues are derived from our business operations, we believe these figures may in some cases be more useful for readers because those revenues stem from the key drivers of our business: passenger traffic and our maximum rates.

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2015, 2016 and 2017, aeronautical services revenues represented approximately 66.8%, 63.4% and 67.0%, respectively, of our total revenues (in 2015, 2016 and 2017, aeronautical services represented 74.6%, 74.6% and 74.9%, respectively, of the sum of aeronautical and non-aeronautical revenues). Our aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

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

Under passenger charges collection agreements negotiated with our airline customers, which took effect as of November 1, 2009, airlines requesting payment period extensions are obligated to: (i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, it must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than seven days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2015, 2016 and 2017, under the passenger charges collection agreements, we received payments within an average period of 43, 53 and 52 days, respectively.

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

At our Mexican airports in 2015, 2016 and 2017, passenger charges represented approximately 86.7% (domestic passenger charges represented 44.3% and international passenger charges represented 42.4%), 86.2% (domestic passenger charges represented 43.5% and international passenger charges represented 42.8%) and 85.5% (domestic passenger charges represented 43.7% and international passenger charges represented 41.8%), respectively, of our aeronautical services revenues and approximately 57.2% (domestic passenger charges represented 29.2% and international passenger charges represented 28.0%), 53.4% (domestic passenger charges represented 26.9% and international passenger charges represented 26.5%) and 56.8% (domestic passenger charges represented 29.1% and international passenger charges represented 27.8%), respectively, of our total revenues. In 2015, 2016 and 2017, 64.8% (domestic passenger charges represented 33.1% and international passenger charges represented 31.7%), 64.7% (domestic passenger charges represented 32.6% and international passenger charges represented 32.1%) and 64.5% (domestic passenger charges represented 33.0% and international passenger charges represented 31.5%), respectively, of the sum of aeronautical and non-aeronautical revenues.

Between November 2015 and January 2016, we published new rates for passenger charges and other specific tariffs, which did not change materially compared to 2014. In June 2016, we published new passenger charges for all of our Mexican airports and passenger walkway charges for five of our airports (Guanajuato, Guadalajara, Puerto Vallarta, Los Cabos and Tijuana). In March 2017, we published new rates for passenger charges and other specific tariffs for ten airports (Aguascalientes, Hermosillo, Guanajuato, La Paz, Manzanillo, Mexicali, Los Mochis, Morelia, Puerto Vallarta and Los Cabos) and passenger walkway charges for Hermosillo. In May 2017, we published new rates for passenger charges and other specific tariffs for our Guadalajara and Tijuana airports. These new rates for passenger charges and other specific tariffs did not change materially compared to 2016, because charges are capped by the Maximum Tariff corresponding to each airport in its Master Development Program for the period.

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

In the period from April 1 to December 31, 2015, passenger charges represented 57.0% of MBJA’s aeronautical revenues and 41.9% of MBJA’s total revenues. In 2016, passenger charges represented 60.0% of MBJA’s aeronautical revenues and 43.2% of MBJA’s total revenues.  In 2017, passenger charges represented 60.2% of MBJA’s aeronautical revenues and 41.9% of MBJA’s total revenues.

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

In 2015, 2016 and 2017, aircraft landing charges represented approximately 4.6%, 6.8% and 7.9%, respectively, of our Mexican airports’ aeronautical revenues and 3.0%, 4.2% and 5.3%, respectively, of our Mexican airports’ total revenues (in 2015, 2016 and 2017, aircraft landing charges represented 3.4%, 5.1% and 6.0%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

In Jamaica, MBJA collects landing charges from aircraft operators for landing at the airport. These landing charges are included in the list of charges regulated by the JCAA. Landing charges are paid by each aircraft operator based on each landing aircraft’s maximum takeoff weight and the origin, destination and purpose of the flight.

In the period from April 1 to December 31, 2015, aircraft landing charges represented 9.7% of MBJA’s aeronautical revenues and 7.1% of MBJA’s total revenues. In 2016, aircraft landing charges represented 10.1% of MBJA’s aeronautical revenues and 7.2% of MBJA’s total revenues. In 2017, aircraft landing charges represented 9.8% of MBJA’s aeronautical revenues and 6.8% of MBJA’s total revenues.

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

During 2015, 2016 and 2017, these charges represented 3.6%, 1.9% and 1.9%, respectively, of our Mexican airports’ aeronautical revenues and 2.4%, 1.2% and 1.3%, respectively, of our Mexican airports’ total revenues (in 2015, 2016 and 2017, aircraft parking charges represented 2.7%, 1.4% and 1.4%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

In the period from April 1 to December 31, 2015, aircraft parking charges represented 0.1% of MBJA’s aeronautical revenues and 0.1% of MBJA’s total revenues. In 2016, aircraft parking charges represented 0.1% of MBJA’s aeronautical revenues and 0.1% of MBJA’s total revenues. In 2017, aircraft parking charges represented 0.1% of MBJA’s aeronautical revenues and 0.1% of MBJA’s total revenues.

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

In 2015, 2016 and 2017, these charges represented approximately 1.3%, 1.2% and 1.1%, respectively, of our Mexican airports’ aeronautical services revenues and approximately 0.8%, 0.7% and 0.8%, respectively, of our Mexican airports’ total revenues. In 2015, 2016 and 2017 security charges represented 0.9%, 0.9% and 0.9% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

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

In the period from April 1 to December 31, 2015, airport security charges represented 7.4% of MBJA’s aeronautical revenues and 5.5% of MBJA’s total revenues. In 2016, airport security charges represented 7.8% of MBJA’s aeronautical revenues and 5.7% of MBJA’s total revenues. In 2017, airport security charges represented 7.8% of MBJA’s aeronautical revenues and 5.5% of MBJA’s total revenues.

Passenger Walkway and Airport Bus Charges

Passenger Walkway and Airport Bus Charges in Mexico

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

Passenger walkways are only available at our Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato and Hermosillo airports. Beginning in November 2012, we transferred the operation of our passenger walkways and our airport buses, which had previously been provided by us, to an independent third party, which also maintains relationships with the airlines for their use of this equipment. Therefore, as of November 2012, we receive only recovery of cost revenues associated with the energy usage of the walkways and a per-unit fee for the use of the walkways and airport buses.

During 2015, passenger walkway and airport bus revenues equaled Ps.2.7 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2016, passenger walkway and airport bus revenues equaled Ps.3.7 million, or 0.04% of our Mexican airports’ total revenues (0.05% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2017, passenger walkway and airport bus revenues equaled Ps.4.1 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger Walkway Charges in Jamaica

In Jamaica, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway or loading bridge, which are included in the list of charges regulated by the JCAA. Each airline is billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter.

In the period from April 1 to December 31, 2015, passenger walkway charges represented 2.5% of MBJA’s aeronautical revenues and 1.8% of MBJA’s total revenues. In 2016, passenger walkway charges represented 2.7% of MBJA’s aeronautical revenues and 1.9% of MBJA’s total revenues. In 2017, passenger walkway charges represented 2.7% of MBJA’s aeronautical revenues and 1.9% of MBJA’s total revenues.

Leasing of Space to Airlines

Leasing of Space to Airlines in Mexico

In addition, we receive regulated revenues from leasing space in our Mexican airports to airlines as needed for their operations, such as the leasing of ticket counters, monitors and back offices.

In 2015, 2016 and 2017, leasing of space to airlines represented approximately 2.1%, 2.1% and 1.9%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.4%, 1.3% and 1.3%, respectively, of our Mexican airports’ total revenues (in 2015, 2016 and 2017, revenues from leasing of space to airlines represented 1.5%, 1.6% and 1.4%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there are no third parties providing such services. For example, Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group), Agn Aviation Services and Aveespress, S.A. de C.V. currently provide the majority of the baggage handling services at our Mexican airports. If the third parties currently providing these services ceased to do so, we would be required to provide these services or find other third parties to provide such services.

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

We currently maintain contracts with 44 companies that provide the majority of these complementary services at our twelve Mexican airports. In 2015, 2016 and 2017, revenues from complementary service fees represented approximately 1.7%, 1.8% and 1.6%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.1%, 1.0% and 1.1%, respectively of our Mexican airports’ total revenues (in 2015, 2016 and 2017, revenues from complementary service fees represented 1.3%, 1.3% and 1.2%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

In the period from April 1 to December 31, 2015, revenues from complementary service fees represented 23.3% of MBJA’s aeronautical revenues and 17.1% of MBJA’s total revenues. In 2016, revenues from complementary service fees represented 19.4% of MBJA’s aeronautical revenues and 14.1% of MBJA’s total revenues. In 2017, revenues from complementary service fees represented 19.4% of MBJA’s aeronautical revenues and 13.5% of MBJA’s total revenues.

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

In 2015, 2016 and 2017, our Mexican airports handled approximately 178.4 thousand, 193.2 thousand and 202.9 thousand metric tons of cargo, respectively. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 76.4%, 78.2% and 78.5% of the cargo handled by our Mexican airports in 2015, 2016 and 2017, respectively.

Cargo Handling in Jamaica

The majority of cargo to the Montego Bay airport is belly cargo, or cargo carried on passenger aircraft; there are only two dedicated cargo carriers at the Montego Bay airport, both of which use small aircraft. There are no significant revenues from cargo handling at the Montego Bay airport.

In the period from April 1 to December 31, 2015, the Montego Bay airport handled approximately 4.8 thousand metric tons of cargo. In 2016, the Montego Bay airport handled approximately 6.9 thousand metric tons of cargo. In 2017, the Montego Bay airport handled approximately 7.3 thousand metric tons of cargo.

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

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services. The contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services was 25.3% in 2015, 25.4% in 2016 and 25.1% in 2017. We estimate that this contribution will increase as we continue to focus on growing these revenues.  Our revenues from non-aeronautical services are principally derived from commercial activities.

Our strategy to increase our commercial revenue is driven by an in-depth analysis and understanding of our market. This strategy includes leveraging brand and consumer behavior studies, careful selection of the best business operators in every segment based on innovative concepts and brand recognition, layout redesigns and modernizations of terminal spaces and research into potential new projects, all of which lead to increased sales per passenger.

In addition, we continue to expand the number of businesses operated directly by us, including conversion from static to digital signage for advertising, opening more VIP lounges and in the medium term, the development of a project for a hotel at our Guadalajara airport, which will be owned by us but operated by an international brand, among others. None of our revenues from non-aeronautical services are regulated under the Mexican price regulation system. In Jamaica, all of MBJA’s revenues from non-aeronautical services are unregulated except for revenues from car parking facilities.

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

We currently have the following types of commercial activities in each of our airports:

•

Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. Examples of these first class/VIP lounges operated by third parties include the Banamex Salon Beyond in our Guadalajara airport and Aeroméxico’s Club Premier in our Guadalajara and Tijuana airports.

•

Retail stores. In recent years, we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Guanajuato, Tijuana, Manzanillo, Morelia, La Paz and Montego Bay airports. In 2017, we solicited bids for retailers in Guadalajara. We will solicit bids for the Tijuana airport in 2018.

•

Food and beverage services. In recent years, we have completed “clean up” projects with respect to our restaurant and bar leases, allowing us to introduce several providers with more brand recognition likely to increase consumer traffic in our commercial areas. For example, we changed the food and beverage operator in the Guanajuato airport to Mera Corporation. In 2017, we published a request for proposals (RFP) for our main food and beverage operators at our Guadalajara airport, seeking high quality services with a variety of options for casual dining and fast food. This process concluded in early 2018, when we assigned the contracts to well-known brands with favorable terms. We will request proposals for the Tijuana airport in 2018.

•	Car rentals. In 2017, we solicited bids for the rent-a-car modules for our Hermosillo, Guanajuato and Tijuana airports, which will increase our revenue from this commercial activity.
•	Timeshare marketing and sales. We receive revenues from timeshare developers to whom we rent space in our Mexican airports for the purpose of marketing and sales of timeshare units.
•

Duty-free stores. We currently have duty-free stores at five of our twelve Mexican airports, located at Los Cabos, Puerto Vallarta, Guanajuato, Guadalajara, Tijuana and at our Montego Bay airport, where we have a greater number of international passengers. All of the duty-free stores located in our airports are now operated on leases under which rent is structured primarily as a royalty based on tenants’ revenues, subject to minimum fixed amounts related to square footage. Because the duty-free stores are located at the entrance to the airport’s commercial area, our strategy with regards to the duty-free stores is to optimize passengers’ ability to quickly and easily find desired products and complete their purchase with a high level of service that encourages passengers to shop more. During February 2018, we requested bids for new contracts in the duty-free stores in Morelia and Aguascalientes, and to assign contracts for the Guadalajara and Los Cabos airports.

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

•

Financial services. In recent years, we have expanded and modernized the spaces we lease to financial services providers, such as currency exchange bureaus.  Additionally, we improved our contracts with Globo Cambio, our principal financial services provider.

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

We currently operate the following commercial lines directly:

•

Parking facilities. We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at Guadalajara International Airport and Tijuana International Airport. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, in Mexico, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking at certain airports. In Jamaica, car parking facility fees are set by the MTM, however, MBJA has lobbied and continues to press the Jamaican Government to allow car parking fees to be freely set at commercial rates. In 2017, we expanded our parking facilities at our Guadalajara airport by approximately 5%. During 2018, we will be expanding our Guanajuato airport parking facilities by 35%.

•

Advertising. Since May 2011, we have been directly operating the advertising at all of our Mexican airports. Increased domestic and international traffic in our Mexican airports makes third-party investment in advertising media more attractive. The new Cross Border Express, or “CBX,” was the main factor for the growth of advertising revenues in Tijuana, which experienced increased traffic as a result. Advertising at our Tijuana airport is expected to continue to grow due to the installation of new advertising spaces. Similarly, the Guanajuato airport continued to grow due to the investment of car manufacturers in the area, making the airport much more attractive for advertising. Overall, the increase in passenger volume and improvement in spending power of users in all of our Mexican airports is expected to lead to an increase in sales of advertisements in our airports to international brands.  Our revenues decreased from 2016 to 2017, due to the temporary negative impact of several remodeling projects on availability of advertising space. During 2018, advertising efforts will focus on local clients at each of our airports and reaching multi-airport agreements with global brands. In addition, most of the advertising spaces will be upgraded to more modern and visually attractive spaces.

•

VIP Lounges. We began operating our first VIP Lounge at Los Cabos airport’s Terminal 1 in 2011. By the end of 2017, we operated nine lounges in seven Mexican airports: two in our Guadalajara airport (including both domestic and international lounges), two in our Los Cabos airport (Terminal 1 and Terminal 2) and one in each of our Puerto Vallarta, Hermosillo, Tijuana, Aguascalientes and Guanajuato airports. In 2016 the domestic VIP Lounge at Guadalajara’s East Terminal was named the Priority Pass Latin America & Caribbean Region Lounge of the Year, placing this lounge among the 14 best of the Priority Pass program, which includes over 1,000 lounges worldwide. In 2017, the lounge was “Highly Commended” in the “Best Quality Refreshments” category in the Lounge of the Year Awards 2017, placing our lounge at the top of the top of the Priority Pass program. In 2017, we hosted over 519 thousand users in the VIP lounges at our Mexican airports, an increase of 36.2% from 2016. In 2018, we will open five new VIP lounges: two in Puerto Vallarta, one in Morelia, one in Guanajuato and one in La Paz, reaching a total of 14 VIP lounges operated by us. In Jamaica, a third party operates the sole common use lounge in the arrivals and departures areas, and there are five lounges operated by hotels in the arrivals area.

•

Convenience stores. In April 2012, we began operating certain airport convenience stores directly. Due to strong performance, we opened a total of 21 convenience stores across our Mexican airports. In October 2016, we franchised 14 of our Aeromarket stores to Grupo Areas, from which we now receive both a fixed payment and a variable sales-based monthly payment, in addition to a sales-based royalty. This strategic change maintained the same level of profitability over a smaller revenue base, achieving greater operational efficiency. As of December 31, 2017, we continued to directly operate six convenience stores at our Aguascalientes, Guanajuato and Puerto Vallarta airports, and for 2018 we are planning to open nine convenience stores: two in Los Mochis, one in Guanajuato, two in Mexicali and four in Tijuana.

Domestic Passengers in Mexico

Domestic passengers represented approximately 65.4%, 56.4% and 56.4% of our Mexican terminal passenger traffic in 2015, 2016 and 2017, respectively (CBX users at Tijuana airport were considered international passengers in 2016 and 2017). In addition, we estimate that a significant minority of our international passengers in Mexico are lower-income Mexicans traveling to or from the United States. Based on surveys and studies conducted during 2012 and 2013 at our Guadalajara airport to better understand the consumption habits of our passengers, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers do. However, in order to increase the consumer spending of this demographic, we have been increasing the brand recognition of commercial spaces and the products they offer, which, based on the surveys and studies we have conducted, we believe is likely to contribute to increased consumption among our domestic passengers and our Mexican international passengers. Partly as a result of the implementation of these strategies, consumer spending per passenger in our Mexican airports increased by 3.7% during 2017 as compared to 2016 and 5.3% during 2016 as compared to 2015.

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

We have operated checked baggage screening equipment in our ten busiest Mexican airports since 2011. During the first quarter of 2016, we integrated the Aguascalientes airport into the baggage screening system, which increased the percentage of baggage inspected with automated systems from 96.6% to 98.9%. In the case of our Los Mochis airport, an explosive trace detector system is used. As of December 31, 2017, we have signed agreements to operate the baggage screening equipment with every airline customer, and 98.9% of the passengers travelling through our Mexican airports were using the baggage screening system.

As of December 31, 2017, we had agreements to operate baggage screening systems with all airlines operating at our Mexican airports. Under these agreements, we negotiated certain recovery tariffs per year and these airlines agreed to hold harmless and indemnify us against certain types of liability that might arise in connection with the operation of the baggage screening system, in accordance with the provisions of the Mexican Airport Law. The operating cost related with this equipment, has been totally recovered.

We incur ongoing expenses to maintain and operate this equipment. Currently, the operational costs of the screening system has been limited to the level necessary to provide the required services to airlines, and we expect to continue recovering those costs. We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of current baggage screening equipment with new Computer Tomography X-ray (CTX) baggage screening equipment is scheduled for 2022, although regulatory changes could force our Mexican airports to undertake this replacement sooner. We have already implemented this new technology in our Tijuana and Los Cabos airports in advance of the mandatory equipment replacement date.

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We typically generate approximately 20% to 30% of total revenues from commercial activities. In 2017, revenues from non-aeronautical services in our airports accounted for 22.4% of our total revenues. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities in our airports by:

•	Redesigning and expanding the space available in our airport terminals allocated to commercial activities:
▪

In order to increase our revenues from commercial activities, we have focused on expanding and redesigning the layout of certain terminals in our Mexican airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports, increasing their exposure to the commercial areas of our airports. During 2015, we built a new food court, more retail stores and increased the square meters of two of the biggest restaurants in our Guadalajara airport. In 2016, we added: 2,800 square meters in our Tijuana airport for the operation of a fuel station, 130 square meters in our Los Cabos Airport for the new commercial zone in Terminal 2, and 100 square meters in our Puerto Vallarta Airport for the new Corona Bar. In 2017, we added 7,542 square meters of commercial area at the Guadalajara airport and 1,973 square meters at the Tijuana airport, where we redesigned the commercial layout.

•	Renegotiating agreements with terminal tenants to be more consistent with market practices:
▪

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 87.1% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 98.2% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

•	New projects developed by the Company:
▪

In 2016, we hired HVS Consulting & Valuation, a leading consultant in the hospitality industry, to develop proposals for commercial development at our Guadalajara airport. In order to maximize profitability and based on HVS Consulting & Valuation’s study, we plan to develop a 180-room select-service hotel operated by a third party under a fee agreement. In October 2017, our Board of Directors approved the creation of a new subsidiary responsible for the construction and operation of the hotel at the Guadalajara airport. This hotel is expected to represent an investment of approximately Ps. 270 million and is expected to begin operations at the end of 2019.

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

Marketing Activities

We focus our marketing activities, with respect to aeronautical services, on participation in business conferences organized by public organizations, such as the International Air Transport Association, and private organizations, such as the annual “Routes Americas” and “World Routes” conferences organized by United Business Media. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. Additionally, we go through several one-on-one meetings with domestic and international airlines to further discuss specific route opportunities as well as route performance. During 2017, a total of 66 new routes were opened to and from our airports, many of which originated from air service development work during the past decade. The work performed by our commercial department is complemented by several different airline marketing consultants, who provide us with market intelligence and databases in order to better execute our network expansion strategy.

Our Mexican Airports

In 2017, our Mexican airports served a total of approximately 36.5 million terminal passengers. In 2017, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 54.6% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, together accounted for approximately 25.9% of our Mexican airports’ total terminal passenger traffic in 2017. Guanajuato International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.4% of our Mexican airports’ total terminal passenger traffic in 2017.

All of our Mexican airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2015		2016		2017
		(thousands of pesos)
Guadalajara	Ps.	2,138,793	Ps.	2,605,256	Ps.	3,072,286
Los Cabos		1,124,125		1,415,933		1,729,761
Tijuana		892,647		1,239,724		1,462,919
Puerto Vallarta		944,685		1,141,382		1,361,076
Guanajuato		346,416		409,824		503,412
Hermosillo		258,954		313,489		335,422
La Paz		135,649		177,893		193,146
Aguascalientes		125,112		152,393		178,210
Mexicali		105,827		131,249		153,026
Morelia		106,275		124,979		154,206
Los Mochis		51,921		66,102		72,303
Manzanillo		42,166		45,078		46,402
Total	Ps.	6,272,570	Ps.	7,823,302	Ps.	9,262,171

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2015			2016			2017
	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total
Total Passengers:
Guadalajara	9,790,835	23,675	9,814,510	11,395,765	26,347	11,422,112	12,808,007	36,644	12,844,651
Tijuana	4,870,506	60,190	4,930,696	6,332,451	44,709	6,377,160	7,103,249	34,369	7,137,618
Los Cabos	3,652,921	1,716	3,654,637	4,247,971	2,463	4,250,434	4,909,746	1,984	4,911,730
Puerto Vallarta	3,593,496	5,697	3,599,193	4,063,306	7,387	4,070,693	4,522,571	9,156	4,531,727
Guanajuato	1,492,087	17,249	1,509,336	1,711,408	13,761	1,725,169	1,955,608	13,389	1,968,997
Hermosillo	1,349,297	28,619	1,377,916	1,561,455	23,771	1,585,226	1,627,848	18,063	1,645,911
La Paz	682,382	1,643	684,025	846,557	256	846,813	848,493	2,037	850,530
Mexicali	595,627	3,915	599,542	716,222	4,104	720,326	804,031	4,814	808,845
Aguascalientes	633,068	904	633,972	693,735	210	693,945	754,141	525	754,666
Morelia	478,481	4,725	483,206	535,935	3,094	539,029	618,829	5,447	624,276
Los Mochis	290,861	4,029	294,890	347,378	15,969	363,347	348,527	11,315	359,842
Manzanillo	194,414	423	194,837	195,178	1,085	196,263	181,987	392	182,379
Total	27,623,975	152,785	27,776,760	32,647,361	143,156	32,790,517	36,483,037	138,135	36,621,172

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2015			2016			2017
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	3,232,254	1,683,901	4,916,155	3,830,548	1,892,728	5,723,276	4,489,034	1,954,286	6,443,320
Tijuana	2,358,140	33,409	2,391,549	2,470,211	649,696	3,119,907	2,598,969	893,307	3,492,276
Los Cabos	497,565	1,329,587	1,827,152	617,954	1,505,839	2,123,793	718,621	1,740,176	2,458,797
Puerto Vallarta	544,671	1,256,795	1,801,466	635,149	1,401,186	2,036,335	697,819	1,569,840	2,267,659
Guanajuato	447,568	296,561	744,129	537,292	316,238	853,530	630,568	346,079	976,647
Hermosillo	625,539	44,665	670,204	726,745	48,695	775,440	767,462	43,065	810,527
La Paz	338,041	8,106	346,147	418,041	9,338	427,379	421,030	9,090	430,120
Mexicali	286,169	3,641	289,810	342,803	4,323	347,126	387,279	4,592	391,871
Aguascalientes	225,229	92,987	318,216	254,253	93,648	347,901	277,618	101,363	378,981
Morelia	107,961	130,080	238,041	128,529	139,286	267,815	155,905	150,859	306,764
Los Mochis	141,941	4,394	146,335	170,612	5,177	175,789	169,945	5,827	175,772
Manzanillo	47,344	50,295	97,639	52,926	44,807	97,733	46,498	44,869	91,367
Total	8,852,422	4,934,421	13,786,843	10,185,063	6,110,961	16,296,024	11,360,748	6,863,353	18,224,101

	Year Ended December 31,
	2015			2016			2017
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	3,304,312	1,570,368	4,874,680	3,892,289	1,780,200	5,672,489	4,556,570	1,808,117	6,364,687
Tijuana	2,464,872	14,085	2,478,957	2,442,375	770,169	3,212,544	2,536,919	1,074,054	3,610,973
Los Cabos	522,782	1,302,987	1,825,769	655,534	1,468,644	2,124,178	752,950	1,697,999	2,450,949
Puerto Vallarta	579,481	1,212,549	1,792,030	668,662	1,358,309	2,026,971	731,577	1,523,335	2,254,912
Guanajuato	488,873	259,085	747,958	574,820	283,058	857,878	677,188	301,773	978,961
Hermosillo	652,659	26,434	679,093	754,543	31,472	786,015	795,465	21,856	817,321
La Paz	334,517	1,718	336,235	417,593	1,585	419,178	416,604	1,769	418,373
Mexicali	304,994	823	305,817	367,920	1,176	369,096	411,239	921	412,160
Aguascalientes	246,572	68,280	314,852	277,427	68,407	345,834	299,942	75,218	375,160
Morelia	121,191	119,249	240,440	139,461	128,659	268,120	166,801	145,264	312,065
Los Mochis	143,931	595	144,526	171,097	492	171,589	172,222	533	172,755
Manzanillo	54,634	42,141	96,775	61,235	36,210	97,445	54,599	36,021	90,620
Total	9,218,818	4,618,314	13,837,132	10,422,956	5,928,381	16,351,337	11,572,076	6,686,860	18,258,936

The following table shows the passengers who used the CBX facilities to travel from the United States to Mexico and vice versa, who are reported as international passengers in the Tijuana airport.

	Year ended December 31,
	2015(1)	2016	2017
CBX/Tijuana	—	607,890	855,362
Tijuana/CBX	—	751,565	1,066,627
Total	—	1,359,455	1,921,989

(1)	The CBX opened on December 9, 2015, and the 60,321 passengers who used the CBX in December 2015 were not considered international passengers.

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2017:

Capacity by Mexican Airport in 2017

	Peak air traffic movements per hour (1) (2)	Runway capacity (3)
Guadalajara	44	39
Tijuana	19	36
Los Cabos	32	42
Puerto Vallarta	33	37
Hermosillo	20	30
Guanajuato	13	16
La Paz	10	15
Mexicali	7	14
Aguascalientes	8	12
Morelia	8	14
Los Mochis	8	16
Manzanillo	5	16

(1)	Includes commercial and general aviation operations (demand).
(2)	Represents the greatest number of air traffic movements in a single hour during the year.
(3)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport (1)

	For the year ended December 31,
	2015	2016	2017
Guadalajara	145,118	158,985	167,274
Tijuana	52,913	61,762	63,292
Los Cabos	39,090	43,792	49,773
Puerto Vallarta	47,096	50,546	54,389
Guanajuato	32,800	34,010	34,097
Hermosillo	41,641	44,527	41,326
La Paz	16,159	19,141	18,409
Mexicali	10,453	10,311	10,457
Aguascalientes	15,139	15,836	15,586
Morelia	14,578	14,450	14,899
Los Mochis	10,859	12,157	10,821
Manzanillo	6,468	6,296	5,336
Total	432,314	471,813	485,659

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2015	2016	2017
Guadalajara	67.63	71.68	76.79
Tijuana	93.18	102.53	112.77
Los Cabos	93.49	97.00	98.68
Puerto Vallarta	76.42	80.39	83.32
Guanajuato	46.02	50.32	57.75
Hermosillo	33.09	35.07	39.83
La Paz	42.33	44.23	46.20
Aguascalientes	41.88	43.81	48.42
Mexicali	57.36	69.46	77.35
Morelia	33.15	37.09	41.90
Los Mochis	27.16	28.57	33.25
Manzanillo	30.12	31.00	34.18
Average	64.25	69.20	75.41

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2015	2016	2017
Commercial aviation	317,877	350,980	353,055
Charter aviation	16,331	19,599	19,727
General aviation and other	98,106	101,234	112,877
Total	432,314	471,813	485,659

(1)	Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues.

In 2017, Guadalajara International Airport was the third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2017, it served 12.8 million terminal passengers, accounting for approximately 35.1% of our Mexican airports’ terminal passenger traffic. During 2017, approximately 70.6% of the terminal passengers served were domestic passengers and 29.4% were international passengers. Of the airport’s international passengers, we estimate that a significant portion is Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 5 million inhabitants. Guadalajara is Mexico’s second largest city in terms of population and is the capital of the state of Jalisco, the country’s fourth largest state in terms of population. As a major hub for the Mexican national highway system, the city of Guadalajara is an important center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is an important agricultural producer, making Guadalajara an important center for agricultural commerce. The state is an important contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

A total of fifteen airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group and VivaAerobus. The main non-Mexican airlines operating at the airport are United, Alaska, American and Delta. Airlines operating at the airport reach 58 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and a full parallel taxiway and the other with a length of 1,800 meters, with a threshold displacement of 300 meters at the runway, which permits a landing distance of 1,500 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (“ILS”) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 70,000 square meters, as well as parking facilities consisting of an additional 68,000 square meters. The general aviation building has an additional 975 square meters. The commercial terminal has 37 gates and 36 remote boarding positions. Of the international gates, four have air bridges, and of the domestic gates, eight have air bridges.

In 2017, approximately 159.2 thousands metric tons of cargo were transported through the airport.

We have continued to take significant steps to modernize and expand Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s taxiways and platforms and expansion of the main commercial terminal, including the installation and/or modernization of air bridges, the baggage claim area, checked baggage screening equipment, ticket counters, restrooms, hallways and gate areas. In 2017, we completed an expansion of 8,800 square meters in the main commercial building, increasing the terminal surface by 16%, we added a new security checkpoint, including the installation of five additional security lines with X-ray equipment and more waiting areas, thereby increasing the capacity to process 50% more passengers. We renovated the baggage claim carousels to increase flow space by 20% and we completed an expansion of the baggage handling system by increasing the domestic conveyor’s length by 50%. We also completed the installation of two new boarding bridges.

During 2018, we will continue the expansion of the main terminal by adding an additional 3,200 square meters and will renovate an additional 3,000 square meters.

During the last quarter of 2017, we requested bids for four food and beverage service areas and 20 retail spaces at the airport. These bids sought to attract experienced concessionaries and well-known brands in order to improve the image of the airport and to accommodate the expansion of the domestic terminal. The opening of the approximately 3,190 square meter area is scheduled for 2018.

We will also redesign approximately 1,175 square meters of the air side of our airport with a “sense of place” concept in order to improve the costumer experience of our passengers through better retail options.

We directly operate two VIP lounges in the Guadalajara airport: one in the international departures area and another in the domestic departures area. In 2017, approximately 21.0% of the sum of our aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues.

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

Tijuana International Airport

Tijuana International Airport is our second most important Mexican airport in terms of passenger traffic and air traffic movements, and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic, according to the SCT. In 2017, it served a total of 7.1 million terminal passengers, accounting for approximately 19.5% of our Mexican airports’ terminal passenger traffic. Approximately 99.4% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States for Mexican and American travelers, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

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

A total of seven airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group and Interjet. Airlines operating at this airport provide service to 34 destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular. In addition, Aeromexico Group flies five times per week from Tijuana to Shanghai.

Tijuana International Airport currently operates seventeen hours daily between the hours of 7:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,959 meters and a full parallel taxiway. The runway capacity at this airport is 36 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. It has twenty-two gates serving both domestic and international travelers and ten remote boarding positions. Of the 22 gates, ten have air bridges.

During 2017, we completed an expansion of 2,000 square meters and a renovation of 5,500 square meters. In addition, we completed a new check-in area for passengers with twelve check-in counters and a new security checkpoint, which includes the installation of two additional security lines with X-ray equipment and waiting areas. We completed the installation of a new baggage handling system, including conveyors and the first CTX scanning systems for the Tijuana airport. We also renovated the baggage claim area, including the installation of four new carousels, and we acquired four new airport buses.

During 2017, we also completed an apron expansion by adding four more remote boarding positions, increasing the number of remote boarding positions by 50%, and completed the renovation of taxiway “A”.

During 2018, we will continue the expansion of the main terminal by adding an additional 6,500 square meters and renovating an additional 11,800 square meters.

In December 2015, we inaugurated the international bridge between our Tijuana airport and the U.S. border, or CBX. This bridge allows passengers to cross directly to the United States using a pathway between the airport and the international border, facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana, and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located in the Tijuana airport, and the corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility is limited to passengers traveling through the airport upon presentation of a boarding pass, but is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger charges. Passengers using the bridge from or to Tijuana may also be subject to toll charges levied by Otay-Tijuana Venture, L.L.C. (“OTV”), the bridge operator on the U.S. side. We estimate that up to 45% of Tijuana passengers have a final destination or origin in the U.S., and consequently a significant portion of the passengers at the airport are expected to be users of the CBX. Due to its convenience for U.S. residents in the area, the CBX is also expected to increase the overall number of passengers using the airport.  During 2017, the CBX served 1.9 million passengers, approximately 27.1% of the Tijuana airport’s total passengers. The CBX was the primary driver behind the 42.2% increase in total passengers during 2016-2017 period at the Tijuana airport. For more information see “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.” Our investment in adapting the Tijuana airport installations and building the Mexican infrastructure amounted to Ps.185.0 million.

In 2017, approximately 22.7 thousands metric tons of cargo were transported through the airport.

In 2017, approximately 20.8% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

During 2017, we also solicited bids for the rent-a-car modules and obtained a significant revenue increase compared to the previous contracts. A new model office was built in order to standardize the image of the car rental facilities within the terminal.

During 2018, we will solicit bids for 25 retail spaces and thirteen food and beverage spaces, totalling 729 and 1,249 square meters, respectively. The opening of these spaces is scheduled for 2018.

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

Los Cabos International Airport

Los Cabos International Airport is our third most important Mexican airport in terms of passenger traffic, fourth in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2017, it served 4.9 million terminal passengers, accounting for approximately 13.5% of our Mexican airports’ terminal passenger traffic of whom approximately 70.0% were international passengers.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. According to the Mexican Ministry of Tourism, 1.7 million international tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2017. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of twenty airlines operate at the airport, of which the principal airlines are American, Alaska, United, Southwest and Volaris. Airlines operating at this airport provide service to 41 destinations. Of these destinations, Mexico City, Los Angeles and Dallas are the most popular.

Los Cabos International Airport currently operates eleven hours daily between 7:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,004 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 42 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters and Terminal 2 occupies approximately 38,000 square meters. In addition, the airport has a general aviation and an FBO terminal. The airport has sixteen gates (eight in Terminal 1 and eight in Terminal 2), including four gates with air bridges, and eighteen remote boarding positions.

During 2017, we completed an expansion of the apron by 22% by adding four remote boarding positions, and we completed the renovation of runways and taxiways. We completed an expansion of approximately 1,000 square meters in the immigration area of Terminal 2, including the installation of 20 automated passport control kiosks. We also completed the installation of additional carousels with larger flow space for the international baggage claim, adding 20% to the length of baggage conveyors available in this area.

We operate a commercial space of approximately 2,000 square meters at Los Cabos International Airport; this space includes two VIP lounges and five convenience stores, which have been operated by a third party since October 2016.

To create a better experience for our domestic passengers, we finished the construction of a 280 square meter beer garden at the domestic terminal. The new bar brings more options to the food and beverage services for this terminal. In 2017, approximately 35.8% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues (of which 93.4% came from commercial activities, the highest such percentage among our airports).

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important Mexican airport in terms of passenger traffic, third in air traffic movements and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2017, it served 4.5 million terminal passengers, accounting for 12.4% of our Mexican airports’ terminal passenger traffic. During 2017, 68.4% of these terminal passengers were international passengers and 31.6% were domestic passengers.

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

A total of 23 airlines operate at the airport, of which the principal airlines are American, United, Alaska, Volaris,  Aeromexico Group and Southwest. Airlines operating at this airport provide service to 49 destinations. Of these destinations, the most popular are Mexico City, Los Angeles and San Francisco. In addition, Thomson Airways flies once weekly from Puerto Vallarta to London Gatwick and Manchester and Finnair flies once weekly to Helsinki.

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,105 meters as well as a parallel taxiway. The runway capacity at this airport is 37 air traffic movements per hour. This airport has one main commercial terminal, an FBO terminal and a general aviation building. The airport has nineteen gates, of which five serve domestic flights and fourteen serve international flights, nine remote boarding positions and eleven air bridges.

In 2017, we opened a new “Corona” branded bar outside of our terminal building and we improved the image of the terminal’s restaurant available to our arrival passengers awaiting ground transportation.

In 2017, approximately 27.3% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues (of which 92.0% came from commercial activities). We plan to open two more VIP lounges during 2018.

Guanajuato International Airport

Guanajuato International Airport is our fifth most important Mexican airport in terms of passenger traffic, sixth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Guanajuato International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2017, it served 1.9 million terminal passengers, accounting for approximately 5.4% of our Mexican airports’ terminal passenger traffic. During 2017, approximately 66.9% of the terminal passengers served were domestic passengers.

Guanajuato International Airport is located in the central state of Guanajuato near the cities of Leon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 5.9 million people according to the Mexican National Population Council and is located in Mexico’s Bajio region, best known for its rich colonial history, agricultural sector and manufacturing industry. General Motors, Honda, Kia, Mazda and Toyota have assembly plants in Guanajuato. In addition, several automobile parts manufacturers are located in Guanajuato. The local government is developing a “dry dock”, or truck loading service terminal, near the airport that we believe will increase cargo demand.

A total of ten airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group, Interjet and United. Airlines operating at this airport provide service to fifteen destinations. Of these destinations Tijuana, Mexico City and Monterrey are the most popular.

Guanajuato International Airport operates 20 hours daily between 4:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,501 meters. The runway capacity at this airport is 16 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with seven gates, seven remote boarding positions and three air bridges.

During 2017, we began a 3,000 square meter terminal expansion and the renovation of another 7,990 square meters. We expect to conclude the expansion during the second quarter of 2018. We also began the renovation of the security checkpoint, restrooms and commercial areas. In 2016, we opened a VIP lounge in the boarding area beyond the security checkpoint. In 2016, approximately 22.4% of the sum of our aeronautical and non-aeronautical revenues generated at Guanajuato International Airport was derived from non-aeronautical revenues. We also solicited bids for the rent-a-car modules and obtained a significant revenue increase compared to the previous contracts. A new model office was built in order to standardize the image of the car rental facilities within the terminal.

Finally, we are redesigning the commercial layout of this airport to improve our passenger experience with better operators for duty-free and retail commerce and increasing the selection of food and beverage services.

Hermosillo International Airport

Hermosillo International Airport is our sixth most important Mexican airport in terms of passenger traffic, fifth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Hermosillo International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2017, it served approximately 1.6 million terminal passengers, accounting for approximately 4.5% of our Mexican airports’ terminal passenger traffic. During 2017, approximately 96.0% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately thirteen kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 9.4 thousand metric tons of cargo passed through the airport in 2017. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

A total of nine airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group, VivaAerobus and Interjet. Airlines operating at this airport provide service to thirteen destinations. Of these destinations, Mexico City, Guadalajara, Monterrey and Tijuana are the most popular.

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

During 2017, we expanded the terminal building by 59% (approximately 4,500 square meters). As part of this expansion, we completed two new boarding gates served by two new air bridges (2,000 square meters), an expansion of the immigration and customs area (400 square meters) and an expansion of the baggage claim area (1,000 square meters), including the installation of a new carousel. We also completed an expansion of the security checkpoint, including the installation of two additional security lines with X-ray equipment and more waiting areas. Also, during 2017, we completed runway and taxiway renovations and the expansion of the apron with two new remote boarding positions.

As part of our business strategy, in recent years we changed the profile and category of services of almost all of the stores at Hermosillo International Airport to stores with greater brand recognition. During 2017, we also solicited bids for the rent-a-car modules and obtained a significant revenue increase in comparison to the previous contracts. A new model office was built in order to standardize the appearance of car rental facilities within the terminal. During 2018, we plan to open a new VIP lounge in our Hermosillo airport.

La Paz International Airport

La Paz International Airport is our seventh most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, La Paz International Airport was the nineteenth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2017, it served 848.5 thousand terminal passengers, accounting for approximately 2.3% of our Mexican airports’ terminal passenger traffic. During 2017, approximately 98.7% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

A total of five airlines operate at the airport, of which the principal airlines are Volaris, Calafia Airlines and Aeromexico Group. Airlines operating at this airport provide service to thirteen destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

La Paz International Airport operates sixteen hours daily between 7:00 a.m. and 11:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,500 meters in length and a single main commercial terminal. The runway capacity at this airport is fifteen air traffic movements per hour. It also has four gates and nine remote boarding positions.

During 2017, we began a 14% (1,100 square meter) terminal building expansion. We expect to conclude the expansion during the second quarter of 2018. We also began the renovation of the security checkpoint, restrooms and commercial areas.

In 2018, we plan to develop a 190 square meter casual dining restaurant post-security at the La Paz airport.

Mexicali International Airport

Mexicali International Airport is our eighth most important Mexican airport in terms of passenger traffic, eleventh in terms of air traffic movements and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Mexicali International Airport was the twenty-first busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. In 2017, it served 804.0 thousand terminal passengers, accounting for approximately 2.2% of our Mexican airports’ terminal passenger traffic.

During 2017, approximately 99.3% of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of five airlines operate at the airport, of which the principal airlines are Volaris and Aeromexico Group. Airlines operating at this airport provide service to seven destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular.

Mexicali International Airport operates nineteen hours daily between 6:00 a.m. and 1:00 a.m. the following day. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,720 meters in length, as well as a main commercial terminal and a smaller general aviation terminal. The runway capacity at this airport is fourteen air traffic movements per hour. The main commercial terminal has four gates and five remote boarding positions.

During 2017, we completed a 29% expansion (1,200 square meters) of the terminal building by adding two new boarding gates (increasing from two to four), and will complete the expansion of the baggage claim area, including the installation of a new baggage carousel (increasing from two to three). We will also complete a 1,600-square-meter renovation in the check-in area and the ambulatory area. A “gastro pub” restaurant of approximately 185 square meters will begin operations during the first quarter of 2018.

Aguascalientes International Airport

Aguascalientes International Airport is our ninth most important Mexican airport in terms of passenger traffic, eighth in air traffic movements and in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Aguascalientes International Airport was the twenty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2017, it served 754.1 thousand terminal passengers, accounting for approximately 2.1% of our Mexican airports’ terminal passenger traffic. During 2017, approximately 76.6% of the terminal passengers served were domestic passengers. Because the airport passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

A total of six airlines operate at the airport, of which the principal airlines are Aeromexico Group, Volaris and Interjet. Airlines operating at this airport provide service to eight destinations. Of these destinations Mexico City, Tijuana, Dallas and Cancun are the most popular.

Aguascalientes International Airport operates eighteen hours daily between 6:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. It has two runways, one measuring 3,000 meters in length and the other, a private aircraft runway that is not currently operating as a result of commercial considerations, measuring 1,000 meters, and a single main commercial terminal. The runway capacity at this airport is twelve air traffic movements per hour. The airport has four gates and five remote boarding locations.

Morelia International Airport

Morelia International Airport is our tenth most important Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Morelia International Airport was the twenty-eighth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2017, it served 618.8 thousand terminal passengers, accounting for approximately 1.7% of our Mexican airports’ terminal passenger traffic. During 2017, approximately 52.1% of the terminal passengers served by this airport were domestic passengers.

Morelia International Airport serves the city of Morelia and ten other municipalities in the immediate vicinity. The city of Morelia is the capital of the state of Michoacan, which has a population of approximately 4.6 million according to the Mexican National Population Council. Michoacan’s principal industry is agriculture, and it has a developing eco-tourism industry (primarily due to the seasonal presence of monarch butterflies).

A total of five airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group, American and United. Airlines operating at this airport provide service to ten destinations. Of these destinations, Tijuana, Chicago Midway and Mexico City are the most popular.

Morelia International Airport operates 24 hours a day. The airport has one runway with a length of 3,408 meters and a single main terminal building. The runway capacity at this airport is fourteen air traffic movements per hour. The airport has four gates and eight remote boarding positions. We plan to open a new VIP lounge in 2018.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic, tenth in terms of air traffic movements and eleventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Los Mochis International Airport was the thirty-ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2017, it served 348.5 thousand terminal passengers, accounting for approximately 1.0% of our Mexican airports’ terminal passenger traffic. During 2017, approximately 98.2% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of three airlines operate at the airport: Volaris, Aeromexico Group and Calafia Airlines. Airlines operating at this airport provide service to six destinations, of which Mexico City, Tijuana and Guadalajara are the most popular.

Los Mochis International Airport operates fourteen hours daily between 7:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we are authorized to charge double our regular passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,007 meters in length as well as a single main commercial terminal. The runway capacity at this airport is sixteen air traffic movements per hour. The airport has three gates and eight remote boarding positions. During 2018 a new 120 square meter restaurant for casual dining will begin operating pre-security.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic and air traffic movements and twelfth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2017, Manzanillo International Airport was the forty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. During 2017, the airport served 182.0 thousand terminal passengers, accounting for approximately 0.5% of our Mexican airports’ terminal passenger traffic. During 2017, approximately 55.6% of the terminal passengers served were domestic passengers and 44.4% were international passengers.

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

A total of seven airlines operate at this airport, of which the principal airlines are Aeromexico Group and Alaska Airlines. Some of the other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Calgary.

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

Montego Bay International Airport

The Montego Bay International Airport is Jamaica’s main tourist airport. In 2017, the Montego Bay airport served 4.2 million terminal passengers, making it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2017, 99.8% of the terminal passengers served were international passengers. Of the total passengers in 2017, 67.8% came from the United States, 17.1% came from Canada, 13.3% came from Europe and 1.8% from other countries.

Montego Bay International Airport serves as the primary gateway for international air travel to Jamaica, a major international tourist destination, by facilitating the transit of more than 71% of the tourists arriving on the island. In recent years, passenger traffic at Montego Bay International Airport has grown despite the increased traffic overall at the Kingston airport, which services mostly business and other traffic. In recent years, the Jamaican government has discussed plans to build a third international commercial airport, most likely on the southern coast at Vernamfield, to meet the long-term requirements for the growth of air transport, which may impact passenger traffic in the medium and long term at the Montego Bay and Kingston airports. We do not expect the Kingston airport’s traffic growth to be a major factor in the Montego Bay airport concession’s growth, as the airports serve different demands, nor do we expect the Jamaican government’s Vernamfield airport plan to be executed in the immediate future.

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

In July 2017, the main food and beverage operator, Express Catering, finalized a deal with the Starbucks brand pursuant to which it opened a café off-airport. The deal also contemplated construction of three Starbucks locations in the airport to serve all passengers. The main Starbucks is located in the terminal building and opened in March 2018. The other two smaller kiosk locations are expected to be opened in April 2018.

The following table sets forth revenues, passenger traffic and air traffic movement data for the Montego Bay airport from January 1 to December 31, 2016 and for 2017:

	January 1 to December 31, 2016		January 1 to December 31, 2017
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	1,607,689	Ps.	1,786,556
Passenger Traffic (in thousands):
Terminal passengers		3,902		4,226
International passengers		3,893		4,217
Domestic passengers		9		9
Transit passengers		51		59
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		21		21
Runway capacity (3)		33		33
Total air traffic movements (in thousands):		41		41
Commercial aviation		27		28
Charter aviation		2		2
General aviation and other		12		12
Average passengers per air traffic movement		95		102

(1)	Includes departures and landings.
(2)	Includes commercial and general aviation operations (demand).
(3)	Air traffic movements per hour (capacity).

In 2016 and 2017, approximately 6.9 thousand metric tons of cargo were transported through the airport.

Third parties operate a total of seven lounges in the Montego Bay airport: five hotel lounges and one general lounge in the arrivals area and one general lounge in the departures area. In 2015, the general pay per use passenger lounge operated by Club Mobay was expanded by 283.3 square meters; the lounge was further expanded in January 2018 by 245 square meters and now covers 1,580 square meters with a capacity of 399 seats.

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
•

As part of the privatization plan that was implemented by the Mexican government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a shareholders’ agreement. As a result of the participation agreement requirement, we entered into a technical assistance agreement with AMP, which was renewed for an additional five-year period through August 26, 2019. Under this agreement, AMP receives an annual fee to provide SIAP with consulting services and technological and industry knowledge and expertise to manage our airports. SIAP charges our subsidiaries a technical assistance fee, which is then used to pay AMP. The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. See also “Item 5, Operating and Financial Review and Prospects – Operating Costs – Technical Assistance Fee ”); and

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

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2017, sixteen international airlines and nine Mexican airlines operated flights at our twelve Mexican airports. Volaris is our principal airline customer in terms of total passengers at our Mexican airports, with Aeromexico Group and Interjet providing the second and third largest number of total passengers. In 2016 and 2017, revenues from Volaris and the passengers it moved through our airports totaled Ps.1,843.3 million and Ps.2,263.2 million, respectively, of which Ps.1,655.5 million and Ps.2,043.7 million, respectively, were paid to the airports in the form of passenger charges, representing 21.2% and 22.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2016 and 2017. Revenues from the Aeroméxico Group and the passengers it moved through our airports were Ps.921.6 million and Ps.1,080.5 million during 2016 and 2017, respectively, of which Ps.809.5 million and Ps.955.0 million, respectively, were paid to the airports for the passengers they moved in the form of passengers charges, representing 10.7% and 10.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2016 and 2017. Revenues from Interjet and the passengers they moved through our airports were Ps.424.2 million and Ps.563.6 million in 2016 and 2017, respectively, of which Ps.373.3 million and Ps.495.9 million, respectively, were paid to the airports in the form of passenger charges. Such passenger charges represented 4.8% and 5.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2016 and 2017.

In 2016, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.236.8 million, of which Ps.156.9 million was paid to MBJA in the form of passenger charges, representing 14.7% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. In 2017, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.249.9 million, of which Ps.166.6 million was paid to MBJA in the form of passenger charges. Revenues from American Airlines and its passengers represented 13.5% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. In 2016 and 2017, passenger charges collected by American Airlines at MBJA accounted for 1.4% and 1.3%, respectively, of total revenues in our airports (1.7% and 1.5%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2016 and 2017).

In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earned revenues from aircraft landing and parking charges and the leasing of space to these airlines.

Mexican Aeronautical Services Agreement

As a result of certain disputes with our airline customers in Mexico, beginning in 2003 we entered into an agreement with the Mexican National Air Transportation Chamber of Commerce and the SCT pursuant to which we resolved certain existing disputes with our airline customers and entered into: (i) contracts governing charges for aeronautical services; (ii) lease contracts for property used by the airlines; and (iii) contracts governing collection of passenger charges. In March 2012, we renewed the agreement, which represented: (i) virtually all of the relevant contracts governing the collection of passenger charges; (ii) a substantial majority of the agreements for the leasing of space in our terminals; and (iii) a substantial majority of the contracts governing our aeronautical services. This contract expired on December 31, 2014. We continue to maintain a good relationship with the Mexican National Air Transportation Chamber of Commerce and the SCT following the expiration of the aeronautical services agreement.

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services: Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group) and Aveespress, S.A. de C.V., which provided Ps.35.7 million, Ps.20.1 million and Ps.22.8 million in revenues, respectively, each in the form of access fees, in 2017. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.11.5 million and Ps.2.7 million of revenues in the form of access fees in 2017.

We receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales.

Principal Non-Aeronautical Services Customers

As of December 31, 2017, we were party to approximately 990 contracts – 6% less than the 1,050 contracts we were party to as of December 31, 2016 – with providers of commercial services in the commercial spaces in our Mexican airports, including retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information and promotion services. The decrease in the number of contracts is due to the temporary closings of various commercial areas due to the improvements underway and based on our strategic decision to achieve greater concentration among non-aeronautical services customers. In 2017, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps.167.3 million in revenues for 2017 compared to Ps.95.1 million in 2016), Aldeasa México, S.A. de C.V. (duty-free stores; Ps.50.8 million in revenues for 2017 compared to Ps.66.1 million in 2016), Aerocomidas, S.A. de C.V. (food and beverages; Ps.94.8 million in revenues for 2017 compared to Ps.62.8 million in 2016), Operadora Aeroboutiques, S.A. de C.V. (retail; Ps.90.1 million in revenues for 2017 compared to Ps.39.8 million in 2016), and Servicios Inmobiliarios Alsea, S.A. de C.V. (food and beverages; Ps.43.7 million in revenues for 2017 compared to Ps.28.4 million in 2016). In Jamaica, MBJA’s largest commercial customer in terms of revenues paid to MBJA were World Duty Free (duty-free stores: U.S.$8.8 million in revenue for 2017, compared to U.S.$7.4 million in 2016) and Express Catering (food and beverages: U.S.$3.6 million in revenues for 2017, an increase from U.S.$2.7 million in 2016).

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

On September 2, 2014, President Enrique Peña Nieto announced plans for a new airport in Mexico City with double the capacity of the current airport. Construction began in 2015, and is expected to conclude by October 2020 in its first stage. When this airport begins operations, we expect our passenger traffic and revenues to increase due primarily to an expected increase in service to and from most of our airports, as Mexico City is the top destination for ten of our twelve airports in Mexico.

ASA currently operates seven small airports in Mexico’s Pacific and Central regions. We believe that these airports collectively account for only a small fraction of the passenger traffic in these regions.

In recent years, the Jamaican government has discussed plans to build a third international commercial airport in Jamaica, most likely on the southern coast at Vernamfield, to meet long-term requirements for the growth of air transport. We do not expect the Jamaican government’s Vernamfield airport plan to be executed in the near term. Also see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

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

In 2016, as a result of the release of the ISO 14001:2015 and ISO 9001:2015 standards, we began to migrate to an integrated management system, which integrates quality and environmental management systems. By the end of 2017 all the airports were certified under the ISO 14001:2015 and ISO 9001:2015 systems.

Additionally, our Master Development Programs approved for the 2015-2019 period include measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation; (ii) improvements to residual water treatment plants; and (iii) storage of hazardous and other special wastes. In 2015, 2016 and 2017, we invested Ps.44.8 million, Ps.77.5 million and Ps.70.5 million, respectively, in these projects.

In 2015, we established the following objectives for our environmental programs: (i) to reduce consumption of water per passenger; (ii) to increase the use of treated residual water; and (iii) to maintain our electricity consumption levels. The following table sets forth certain performance indicators tracked by our environmental management systems:

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31,
	2015	2016	2017
Water consumption (in cubic meters per passenger)	20.6	17.1	15.3
Energy consumption (in kilowatt hours per passenger)	2.5	2.2	2.6
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger) (1)	1.16	1.05	1.23
Hazardous waste generation (in kilograms per passenger)	0.0004	0.0004	0.0008
Special waste generation (in kilograms per passenger)	0.14	0.18	0.13

(1)	2016 figures calculated with the Emission Factor published by SEMARNAT for CFE electricity generation in 2015.

Environmental Management in Jamaica

To ensure continuous improvement in environmental performance, and to meet the environmental performance requirements of the Concession Agreement and the International Finance Corporation (“IFC”) Performance Standards, MBJA has in place an Environmental Management Plan (“EMP”).

MBJA’s EMP guides business planning across departments to facilitate compliance with local regulations, the IFC Performance Standards and industry best practices, and represents MBJA’s commitment to integrating environmental management measures into planning, design, construction and operation of the airport. The EMP prescribes  actions for the mitigation of the environmental impacts of MBJA’s operations and includes management plans for  fuel and other hazardous materials storage, storm water run-off, ground water, preexisting contaminated sites, solid waste, aviation noise and wildlife hazard. MBJA’s EMP is managed by the Environment, Health and Safety Manager.

MBJA continues to assess its environmental performance through independent audits and investigations with the goal of implementing practical recommendations to ensure continued improvement in its environmental performance and stewardship. MBJA’s EMP was certified by the JCAA in 2017.

Accreditations

Our Aguascalientes, Guanajuato, Guadalajara, Hermosillo, Los Mochis, Manzanillo, Mexicali, Morelia and Tijuana airports are “Environmental Quality” certified by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente), or “PROFEPA”. Also, our Aguascalientes and Guadalajara airports are certified on the higher level of “Environmental Performance” by PROFEPA.

Our Puerto Vallarta airport has Level 2 Airport Carbon Accreditation from the Latin America and Caribbean Region of the Airports Council International (ACI-LAC). Our Tijuana airport is an ACI-LAC Level 1 accredited airport, as well. In 2018, our Guadalajara and Aguascalientes airports will work to receive an ACI-LAC Level 1 Airport Carbon Accreditation.

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

In addition, as part of our company policies, we provide an annual general medical review for certain employees. As part of our philosophy of well-being and quality of life, we also allocate approximately Ps.16 million per year to organize cultural and sports activities, thus encouraging physical activity. Together, these measures help provide a suitable workplace for our employees, as well as the relevant safety tools and equipment to prevent accidents and diseases to the extent possible.

Workplace Culture

Our policy is to provide the same job opportunities to all qualified applicants and to provide employees with a work environment free of harassment or discrimination, where each employee behaves respectfully towards their co-workers, promoting a spirit of collaboration regardless of gender, age, religion or hierarchical level.

We provide financial aid for our employees and scholarships for our employees’ dependents. In 2015, 2016 and 2017, we invested Ps.1.4 million, Ps.1.6 million and Ps.1.9 million, respectively, in these programs.

Since 2009, we have been evaluated by Expansión Magazine as a “Super Company” in Mexico with respect to workplace culture and professional climate. Since 2013, we have been ranked among the top ten companies in Mexico according to this publication’s annual evaluations of workplace culture. On November 24, 2017, we were awarded the highest recognition as a “Safe Company” by the Ministry of Labor and Social Prevention (for registering a rate of 0.21 accidents per 100 workers, that is, 90.4 percent below the national average of 2.2). Likewise, we were awarded with the certification for best corporate practices by the Mexican Institute of Best Corporate Practices, with recognition by the Mexican Stock Exchange.

With respect to labor matters, we have a social policy in place whereby we negotiate contracts and salary increases with our workers’ unions with the aim of increasing the social welfare of each of our workers within the context of equality, productivity and a commitment to merging our workers’ individual objectives with those of our business. Salaries for our non-union workers are reviewed based on their performance evaluation and the degree to which their individual and business objectives are met.

Training programs are available at all levels of our organization. The Management Skills, Leadership and Execution program is available for our senior management. The Succession and Career Development Plan was prepared for our key personnel, which defines specific objectives and promotion requirements. Through this program, we have achieved a turnover rate of less than 3% per year for key personnel. The career professionalization program is a model of professional growth for our operations and maintenance workers at our airports. The objective of the program is to promote the growth and skills of our employees in those areas, thus creating flexibility for the operation of our airports. Our new Workplace Culture program is oriented towards the generation of work habits, productive practices and organizational values, with the goal of developing competencies that allow, in turn, increased productivity and competitiveness within GAP, thus allowing the Company to raise the level of life of the workers and their families, promoting their integral development.

The company's benefits package is maintained at very competitive levels compared to the labor market in each of the regions where our airports are located, thus reducing turnover.

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

In September 2014, we inaugurated the first Fundación GAP School near our Guadalajara airport. The first year began with a class of first-grade students, and we have been adding a new class each consecutive year. In 2017 we reached 240 students for grades one through four. Additionally, in 2016 we opened another school near our Los Cabos airport, which began activities with another 60 students, reaching 120 students in 2017. We have also committed to opening a second new school near our Guadalajara airport in 2018.

Our board of directors annually reviews our donation to the foundation. For 2017, our board of directors authorized a Ps.10 million donation, and over past four years GAP has authorized more than Ps.52 million in donations. The foundation is supervised by a board of trustees, which is presided over by Mrs. Díez Barroso.

Philanthropic Efforts

•	Through the Fundación GAP schools, we provided 240 low-income families in Guadalajara and 120 low-income families in Los Cabos with an excellent free education for their children.
•

For the ninth consecutive year, we obtained the Socially Responsible Company Distinction awarded by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or “CEMEFI,” to companies committed to active and voluntary contribution to social, economic and environmental issues.

•

Fundación GAP awarded the prize “Premio Emprendedor Social Coparmex Jalisco 2017”, to Protrash, a social entrepreneur company that benefits low-income people through a garbage recycling model. The award is a recognition of social entrepreneurs and includes a monetary prize that varies by year.  A committee from Coparmex (Confederación Patronal de la República Mexicana or the Mexican Employers’ Association) selects the finalists based on social projects. Once the finalists are selected, we select the yearly winner based on the finalists’ ability to effect the greatest social impact.

In addition to donations from our employees, we donated more than Ps.21 million to help people affected by the September 19, 2017 earthquake in Mexico City and other Mexican states.

REGULATORY FRAMEWORK

Sources of Mexican Regulation

Principal Laws Governing Our Mexican Operations

The following are the principal laws, regulations and instruments (each as subsequently amended) that govern our business and the operation of our Mexican airports:

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

Reforms to the Mexican Airport Law and Civil Aviation Law

The SCT intended to establish a new regulatory agency, expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. An initiative was introduced in Mexico’s Congress on February 26, 2009, to establish such an agency and reform a substantial part of the current Mexican Airport Law, but it was rejected by the legislature on April 20, 2010. On December 14, 2011, a new bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. Among other items, the bill proposes to give the SCT additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico, and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. On January 26, 2015, Congress published changes to the Mexican Airport Law and Civil Aviation Law, however, these changes are less extensive than those proposed in the 2011 bill. Among other things, the amendment includes provisions that seek to ensure a competitive market for suppliers of complementary services. The principal effect on airport concessionaires such as us is the requirement for concession holder not limit the number of providers of complementary services and fixed base operations in its airports, except for reasons of space availability, operational efficiency and safety. If a concession holder denies entry to any complementary service provider for a reason other than the above, which service provider may file a complaint with the SCT. On November 8, 2017, changes to the Mexican Airport Law took effect, which modified various regulations, primarily impacting airlines. One of the changes contemplated is the payment of indemnification for passengers delayed for longer than two hours. The new law further clarifies that the payment will be made if the airport concessionaire or airline is at fault for the delay. As of the date hereof, there is no process in place to determine who is responsible for the delay.  We cannot provide any assurance that once the regulations are finalized, concessionaires, such as ourselves, will not be held responsible for certain passenger delays or will not be required to pay indemnifications to passengers affected by such delays.

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

Substantially all of the contracts entered into prior to August 25, 1999, by ASA with respect to each of our airports were assigned to the relevant concession holder for each airport. As part of this assignment, each concession holder agreed to indemnify ASA for any loss suffered by ASA due to the concession holder’s breach of its obligations under an assigned agreement.

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

We allocated 82.7% of our committed investments for the 2015-2019 period to our Guadalajara, Tijuana, Los Cabos, Hermosillo, Puerto Vallarta and Guanajuato airports. The investments of the new Master Development Programs for the 2015-2019 period represent the fourth investment period within the terms of the concession, assume an increase of over 60% for the period 2010-2014 and reflect the highest investment amounts committed to date.

Our Master Development Programs are approved by the SCT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SCT may apply sanctions if we do not so comply. Recently, the SCT has reviewed our compliance on an annual basis. The SCT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. In March 2016 and 2017, the SCT certified our compliance with our Master Development Programs through 2015 and 2016, respectively.

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

We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SCT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SCT has reviewed our maximum rates and certified that we did not collect revenues in excess of the permitted level in 2015 or in 2016. The review for 2017 will take place during the second quarter of 2018. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2015, 2016 and 2017, approximately 66.8%, 63.4% and 67.0%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum rates (74.6%, 74.6% and 74.9%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Current Maximum Rates (1)

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

•

A discount rate to be determined by the SCT. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the 24 months prior to the date of the negotiations plus a risk premium to be determined by the SCT based on the inherent risk of the airport business in Mexico; and

•

An efficiency factor to be determined by the SCT. The maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70% for the five-year period from January 1, 2015, through December 31, 2019.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2018, the daily minimum wage in Mexico was Ps.88.36. As a result, the maximum penalty at such date could have been approximately Ps.4.4 million (approximately U.S.$224.9 thousand) per airport.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the minimum daily wage in Mexico may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2018, was Ps.17.7 million (U.S.$889.9 thousand) for an individual failure to comply.

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

Mexican Environmental Regulation

Legislative Framework

Our operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y Protección Ambiental , or the “General Environmental Law”) and its regulations, which are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and enforced by the Ministry’s enforcement branch, the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos , or the “Law on Waste”), which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission (Comisión Nacional del Agua), also a branch of the Ministry of the Environment and Natural Resources.

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

During 2018, a new carbon dioxide (“CO2”) market will commence operating in Mexico. The market will require that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Commencing in 2019, the legislation requires that companies report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. For more information see “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Increased environmental regulation and enforcement in Mexico may affect us.”

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

We began implementing this system as soon as the standard was issued. In 2015, after two years of work and having completed 4 stages, we obtained SMS certification for the Puerto Vallarta, Los Cabos and Tijuana airports, which were the first three airports to receive SMS certification in Mexico. In 2016, we obtained SMS certification for the Guanajuato, La Paz, Guadalajara, Aguascalientes, Manzanillo, Mexicali and Hermosillo airports. We completed the last stage required to obtain SMS certification for the Los Mochis and Morelia airports in 2017. Currently, there are only twelve SMS certified airports in Mexico, all of which are GAP airports.

In addition, the ICAO provides certification based on compliance with safety, regulatory and efficiency standards for aircraft operations at aerodromes and ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. Eleven of our twelve airports (all except Guadalajara) have obtained ICAO aerodrome certification. We expect to obtain this certification for our Guadalajara airport during 2018.

Sources of Jamaican Regulation

The following are the principal laws, regulations and instruments that govern our business in Jamaica and the operation of the Montego Bay airport as a concession by MBJA:

•	Civil Aviation Act, enacted June 1, 1966;
•	Airports Authority Act, enacted July 31, 1974; and
•	Airports (Economic Regulation) Act, enacted December 31, 2002.
•	Income Tax Act, enacted January 1, 1955;
•	Assets Tax (Specified Bodies) Act, enacted January 2, 2003; and
•	General Consumption Tax Act, enacted October 22, 1991.
•	The Employment Termination and Redundancy Act, enacted December 9, 1974; and
•	Holiday with Pay Act, enacted March 27, 1947.
•	The Natural Resources Conservation Authority Act, enacted July 5, 1991.
•	Companies Act, enacted February 1, 2005; and
•	the Concession Agreement that entitles MBJA to operate Montego Bay International Airport, which was granted on April 3, 2003 and came into force on April 12, 2003.

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

Jamaican Environmental Regulation

Operations at the Montego Bay airport are subject to Jamaican laws and regulations relating to the protection of the environment. The major environmental law applicable to these operations is the National Resources Conservation Authority Act, which establishes the National Resources Conservation Authority (now part of the National Environmental Protection Agency) and its subsidiary legislation and regulations. Under the act, regulations have been enacted concerning discharge of pollutants into Montego Bay Marine Park’s waters, the regulating of air emissions, discharge and treatment of wastewater and sludge, safe storage of fuels and responses to industrial emergencies involving hazardous materials.

Other environmental laws of  relevance to the Montego Bay airport’s operations are: the Noise Abatement Act, aimed at controlling noise (but with no specific reference to aeronautical noise), the Beach Control Act, addressing access to the shoreline; the Watersheds Protection Act, addressing water resource and soil conservation practices; and the Wild Life Protection Act, specifying protected species of fauna. Other related regulations are the Town and Country Planning Act, Public Health Act, Garbage Collection and Disposal Regulations, National Solid Waste Management Act and the Water Resources Act and Clean Air Act. In addition, MBJA is also subject to common law principles of tort liability in the event of a nuisance claim resulting from environmental factors.

The legal framework of environmental liability applicable to the Montego Bay airport’s operations is generally outlined above. The level of environmental regulation in Jamaica has increased in recent years, and the enforcement of environmental laws is becoming more stringent. For example, the National Solid Waste Management Act and the Water Resources Act each carry certain penalties of JMD1 million (approx. U.S.$7,747). We expect this trend to continue, but we do not expect that compliance with Jamaican environmental laws currently in effect will have a material adverse effect on MBJA’s results of operations or our financial condition. However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

ORGANIZATIONAL STRUCTURE

We have sixteen subsidiaries in Mexico: one operating subsidiary for each of our twelve Mexican airports; two subsidiaries (SIAP and CORSA) that provide administrative and operational services; one subsidiary (PCP) that provides parking services across our twelve Mexican airports; and one non-profit foundation (Fundación GAP). We have one Spaniard subsidiary (DCA) that holds our 74.5% stake in our Jamaican operating subsidiary (MBJA) for the Montego Bay airport. We also have a holding company subsidiary in Brazil, GA del Pacífico Participações do Brasil LTDA, established in 2010 but thus far remaining inactive and with no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2017:

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holder of concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holder of concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holder of concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holder of concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holder of concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holder of concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holder of concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holder of concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holder of concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holder of concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holder of concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holder of concession for Manzanillo International Airport
Desarrollo de Concesiones Aeroportuarias, S.L.U.	Spain	100%	Holder of 74.5% stake in MBJA
MBJ Airports Limited	Jamaica	74.5%	Holder of concession for Montego Bay International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Provider of car parking administration services to our other subsidiaries
GA del Pacífico Participações do Brasil LTDA	Brazil	100%	Holding company for other acquisitions ( incorporated in 2010; not operational through the date of this filing )
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit company incorporated in 2013 to manage charitable donations and social welfare activities

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. Our Mexican airports carry a general Ps.2.25 billion insurance policy covering damage to our assets and infrastructure and a U.S.$500 million insurance policy covering personal and property damages to third parties. Our Mexican airports are covered by a Ps.500 million insurance policy covering damage to our property resulting from terrorist acts and a U.S.$150 million insurance policy covering personal and property damage to third parties resulting from terrorist acts. The Montego Bay airport carries a U.S.$317 million insurance policy covering property damage and business interruptions and losses and a U.S.$100 million insurance policy covering damage resulting from any single terrorist event. The Montego Bay airport also carries a U.S.$750 million annual insurance policy covering personal and property damage to third parties.

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

OVERVIEW

We operate twelve airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government and one airport in Jamaica pursuant to a concession granted by the Jamaican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2015, 2016 and 2017, approximately 66.8%, 63.4% and 67.0%, respectively, of our total revenues were derived from aeronautical services (in 2015, 2016 and 2017, aeronautical services represented 74.6%, 74.6% and 74.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT and JCAA, respectively. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the SCT and JCAA, respectively. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Guanajuato, Tijuana, Manzanillo, Morelia, Hermosillo and La Paz international airports. Similarly, we intend to redesign and expand the space available to commercial activities in our other airports’ terminals. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to certain non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges, advertising, convenience stores and car parking lots, among others. Also, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas”

Traffic at our airports may be adversely affected by increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. For more information, see “Item 3, Key Information – Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports. ”

Recent Developments

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

As long as we are able to ensure that our revenues do not exceed our maximum rates as discussed above, a depreciation in the peso has a positive effect on our revenues from a commercial and aeronautical operations perspective while an appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and some of our contracts with commercial services providers are denominated in U.S. dollars, but only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation in the peso against the U.S. dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

The peso depreciated from Ps.14.75 per U.S. dollar on December 31, 2014 to Ps.17.20 per U.S. dollar on December 31, 2015. In 2016, the peso again depreciated, reaching Ps.20.66 per U.S. dollar on December 31, 2016. In 2017, the peso appreciated reaching Ps.19.74 per U.S. dollar on December 31, 2017. On April 13, 2018, the exchange rate was Ps.18.0795 per U.S. dollar.

Financing of Committed Capital Expenditures

On February 20, 2015, we made our debut issuance of long-term debt securities on the Mexican market for a total of Ps.2.6 billion. The proceeds from the issuance of Ps.2.6 billion were used to repay in full our outstanding bank debt in the amount of Ps.1.7 billion and to finance capital investments set forth in the Master Development Programs for 2015. The long-term debt securities were issued in two tranches with the following terms: (i) eleven million five-year debt securities issued under the ticker symbol “GAP 15” at a nominal value of Ps.100 each, for a total value of Ps.1.1 billion, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 24 basis points, and the principal payable at maturity on February 14, 2020; and (ii) fifteen million ten-year debt securities issued under the ticker symbol “GAP 15-2” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest is payable every 182 days at a fixed rate of 7.08%, and the principal payable at maturity on February 7, 2025.

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

On November 9, 2017, we issued 23 million new five-year debt securities under the ticker symbol “GAP 17-2” at a nominal value of Ps.100 each, for a total value of Ps.2.3 billion, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 44 basis points, and the principal payable at maturity on November 3, 2022. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2018 and 2019.

Accordingly, we financed our committed investments under our Master Development Programs for the 2015-2019 period through the debt market in Mexico. This program was approved on February 2015 by the CNBV, which contemplates a total amount up to Ps. 9 billion. With the last bond issuance completed on November 9, 2017, the Company concluded the approved program.

Bidding Process for the Kingston Airport

On February 20, 2017, the Government of Jamaica issued an invitation to prepare and submit a prequalification application to participate in a bidding process (Request for Qualification or “RFQ”) for a public private partnership (PPP) to operate the Norman Manley International Airport (NMIA) in Kingston, which handled 1.6 million passengers in 2017. On May 1, 2017, we submitted the RFQ and on June 19, 2017, we were approved as a prequalified bidder, alongside seven other international airport operators. Also, on the same date the RFP (“Request for Proposal”) was issued to submit the technical and financial bid for this bidding process, which is expected to conclude in the third quarter of 2018.

Management Change

On February 22, 2018, we announced that Mr. Fernando Bosque Mohíno, our Chief Executive Officer, informed the Board of Directors of his desire to retire after a seven year tenure, to pursue other activities in his home country. Effective April 26, 2018, Mr. Raúl Revuelta Musalem will assume the position of Chief Executive Officer. Mr. Revuelta brings over 18 years of infrastructure sector experience and worked at GAP for over 10 years, as Chief Financial Officer and Director of Commercial Activities, between 2005 and 2015. Currently, Mr. Revuelta is the Chief Executive Officer of the Cross Border Xpress. Mr. Revuelta was Financial Vice President at the Mexican Ministry of Communications and Transportation for six years, where he participated in several privatization processes in the sector and has extensive experience in federal concessions. He has a degree in economics from the Instituto Tecnológico de Estudios Superiores de Monterrey.

Passenger and Cargo Volumes

Volumes in Mexico

The majority of the passenger traffic volume in our Mexican airports is made up of domestic passengers. In 2015, 2016 and 2017, approximately 65.4%, 63.1% and 62.9% of the terminal passengers using our Mexican airports were domestic. The total number of domestic terminal passengers for 2017 increased 11.3% as compared to 2016, and the total number of domestic terminal passengers in 2016 increased 14.0% as compared to 2015. In addition, of the international passengers traveling through our Mexican airports, approximately 88.8% traveled on flights originating in or departing to the United States during 2017, as compared to 89.3% and 89.7% in 2016 and 2015, respectively. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2017, we had 36.5 million terminal passengers (22.9 million domestic and 13.5 million international), of which 104.6 thousand were on general aviation flights, and an additional 138.1 thousand were transit passengers. Approximately 24.9% of our transit passengers were handled at Tijuana International Airport.

During 2017, the CBX served 1.9 million passengers, who are considered domestic passengers under our internal recording system but are reported as international passengers for market disclosure purposes. Therefore, the proportion of international passengers was 27.0% in our Tijuana airport.

Volumes in Jamaica

The majority of the passenger traffic volume in Jamaica is made up of international passengers. In 2017, approximately 99.8% of the terminal passengers using the Montego Bay airport were international. Additionally, of the international passengers traveling through the Montego Bay airport, approximately 67.8% traveled on flights originating in or departing to the United States during 2017. Accordingly, MBJA’s results of operations are influenced strongly by international and U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume are beyond our control.

In 2017, we had approximately 4.2 million terminal passengers, of which approximately 18.9 thousand were on general aviation flights (excludes IAM JetCentre passengers which use FBO), and an additional 59.1 thousand were transit passengers.

The following table sets forth certain operating and financial information relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2015		2016		2017
Macroeconomic indicators:
Change in Mexican GDP (1)		2.5%		2.3%		2.1%
Change in Mexican CPI (2)		2.1%		3.4%		6.8%
Change in U.S. GDP (3)		2.6%		1.6%		2.3%
Change in U.S. CPI (4)		0.7%		2.1%		2.1%
Passenger volumes (thousands of passengers) (5),(6) :
Domestic terminal passengers in Mexico		18,071.2		20,608.0		22,932.8
International terminal passengers in Mexico		9,552.7		12,039.3		13,550.2
Mexican total terminal passengers		27,623.9		32,647.4		36,483.0
Domestic terminal passengers in Jamaica		7.1		8.7		8.9
International terminal passengers in Jamaica		2,688.3		3,892.9		4,216.7
Jamaican total terminal passengers		2,695.4		3,901.6		4,225.6
Total terminal passengers (thousands)		30,319.3		36,549.0		40,708.6
Cargo volumes (thousands of cargo units) (5),(6) :
Cargo units in Mexico		1,784.5		1,933.2		2,029.3
Cargo units in Jamaica		47.6		69.1		69.1
Total cargo units		32,151.4		38,551.3		42,807.0
Other operating and financial information:
Change in total terminal passengers (6)		22.7%		20.5%		11.4%
Change in total workload units (6)		21.1%		19.9%		11.0%
Aeronautical revenues (millions of pesos)	Ps.	5,419.0	Ps.	7,037.9	Ps.	8,280.5
Change in aeronautical revenues (6)		38.0%		29.9%		17.7%
Aeronautical revenues per workload unit	Ps.	168.5	Ps.	182.3	Ps.	193.4
Change in aeronautical revenues per workload unit (6)		14.0%		8.3%		6.0%
Non-aeronautical revenues (millions of pesos)	Ps.	1,849.3	Ps.	2,393.6	Ps.	2,772.9
Change in non-aeronautical revenues (6)		38.2%		29.4%		15.8%
Non-aeronautical revenues per terminal passenger	Ps.	61.0	Ps.	65.5	Ps.	68.1
Change in non-aeronautical revenues per terminal passenger (6)		12.5%		7.4%		4.0%

(1)	In real terms, as reported by INEGI.
(2)	As reported by INEGI.
(3)	In real terms, as reported by the U.S. Bureau of Economic Analysis.
(4)	As reported by the U.S. Bureau of Labor Statistics.
(5)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.
(6)

Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.

Classification of Revenues

We classify our revenues into three categories: (i) revenues from aeronautical services; (ii) revenues from non-aeronautical services; and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2015, 2016 and 2017, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 66.8%, 63.4% and 67.0%, respectively, of total revenues. In 2015, 2016 and 2017, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 22.8%, 21.5% and 22.4%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 74.6% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2015, 74.6% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2016 and 74.9% and 25.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2017. In 2015, 2016 and 2017, revenues from improvements to concession assets accounted for 10.3%, 15.1% and 10.6%, respectively, of our total revenues.

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

Aeronautical Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2015(1)			2016			2017
	Amount		Percent	Amount		Percent	Amount		Percent
		(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	4,482.4	82.7%	Ps.	5,763.0	81.9%	Ps.	6,750.8	81.5%
Aircraft landing charges		284.3	5.2		518.4	7.4		681.1	8.2
Aircraft parking charges		171.4	3.2		111.8	1.6		133.9	1.6
Airport security charges		113.6	2.1		161.0	2.3		181.3	2.2
Passenger walkway charges		18.3	0.3		31.2	0.4		34.8	0.4
Leasing of space to airlines		96.7	1.8		123.2	1.8		133.4	1.6
Revenues from complementary service providers (2)		252.4	4.7%		329.3	4.7%		365.2	4.4%
Total Aeronautical Revenues	Ps.	5,419.0	100.0%	Ps.	7,037.9	100.0%	Ps.	8,280.5	100.0%
Other Information:
Total workload units (millions) (3)		32.2			38.6			42.8
Total aeronautical revenues per workload unit	Ps.	168.5		Ps.	182.3		Ps.	193.5
Change in aeronautical revenues (4)			38.0%			29.9%			17.7%
Change in total aeronautical revenues per workload unit (4)			14.0%			8.3%			6.1%

(1)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.
(2)	Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. We earn passenger charges from each departing passenger at our airports (except certain exclusions in each of Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2015, 2016 and 2017, passenger charges represented 82.7%, 81.9% and 81.5%, respectively, of our aeronautical services revenues and 55.3%, 51.9% and 54.6%, respectively, of our total revenues (in 2015, 2016 and 2017, passenger charges represented 61.7%, 61.1% and 61.1%, respectively, of the sum of aeronautical and non-aeronautical revenues).

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2015		2016		2017
	Passengers	% change	Passengers	% change	Passengers	% change
	(in thousands, except percentages)
Guadalajara	4,512.7	11.5%	5,254.4	16.4%	5,944.1	13.1%
Tijuana	2,315.6	13.3	3,016.2	30.3	3,379.4	12.0
Los Cabos	1,801.9	12.2	2,093.7	16.2	2,425.3	15.8
Puerto Vallarta	1,751.7	14.8	1,985.8	13.4	2,212.7	11.4
Montego Bay (1)	1,334.9	100.0	1,948.2	45.9	2,105.8	8.1
Guanajuato	725.1	22.4	832.6	14.8	953.3	14.5
Hermosillo	618.5	8.0	726.5	17.5	780.2	7.4
La Paz	334.3	3.8	411.3	23.0	414.5	0.8
Mexicali	282.0	18.5	339.1	20.2	382.3	12.7
Aguascalientes	308.3	18.4	336.7	9.2	367.9	9.3
Morelia	229.1	0.3	259.2	13.1	298.6	15.2
Los Mochis	141.3	27.4	170.3	20.5	170.3	(0.0)
Manzanillo	94.2	(7.3)	93.9	(0.3)	88.6	(5.6)
Total	14,449.6	12.6%	17,467.9	20.9%	19,523.0	11.8%

(1)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.

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

For the period from January 1, 2015 until December 31, 2019, the efficiency factor is 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican PPI), increased 2.0% in 2015, decreased 0.7% in 2016 and decreased 0.7% in 2017, mainly as a result of the efficiency factor. At the same time, the Mexican PPI, excluding petroleum, increased by 5.3%, 10.3% and 4.4% in 2015, 2016 and 2017, respectively. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased 7.5% in 2015, increased 9.6% in 2016 and increased 3.8% in 2017. The total workload units at our Mexican airports were 29.4 million, 34.6 million and 38.5 million in 2015, 2016 and 2017, respectively, representing an increase of 10.8% in 2015, an increase of 17.6% in 2016 and an increase of 11.3% in 2017. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2015, 2016 and 2017, average aeronautical revenues per workload unit were Ps.168.5, Ps.182.3 and Ps.193.4, respectively, which represented an increase of 14.0%, an increase of 8.3% and an increase of 6.0% in 2015, 2016 and 2017, respectively. The increase in 2015, 2016 and 2017 resulted mainly from increases in traffic and tariffs due to adjustments for inflation.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. However, there can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future or that we will not be sanctioned in case we exceed our maximum rates. In prior years, in order to ensure our compliance with the maximum rate at a particular Mexican airport when the possibility of exceeding that maximum rate arose, we have taken actions in the latter part of the year, such as reducing our specific prices for aeronautical services and offering discounts or rebates, to ensure our compliance with the applicable maximum rate. For a discussion of risks related to our ability to set specific prices, see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate ” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.”

Jamaican Aeronautical Revenues

In Jamaica, MBJA’s revenues from passenger charges, aircraft landing and parking charges, airport security charges and passenger walkway charges are regulated by the JCAA. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services.”

The system of price regulation applicable to MBJA’s aeronautical revenues establishes maximum rates in U.S. dollars for a five-year period for charges levied on airlines and passengers using a price cap mechanism. Permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges, must be granted by the JCAA. The airport charges were established with the concession on April 12, 2003. The first review period was concluded in November 2014 with the determination of new charges effective April 1, 2015. For example, maximum passenger charges increased from U.S.$8.50 to U.S.$19.34 per departing passenger. Thereafter, regulated aeronautical charges will be reviewed every five years, with charges adjusted on an annual basis according to the U.S. CPI. Aeronautical charges were adjusted by (0.20)% and 1.13% in 2016 and 2017, respectively. Charges will be adjusted by 2.2% beginning January 2018. See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s maximum regulated charges and the procedures for setting maximum regulated charges for future periods.

Non-Aeronautical Revenues

Non-aeronautical services historically generate a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 22.8%, 21.5% and 22.4% of total revenues in 2015, 2016 and 2017, respectively. Non-aeronautical revenues per terminal passenger were Ps.61.0, Ps.65.5 and Ps.68.1 in 2015, 2016 and 2017, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation systems.

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

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Revenues

	Year ended December 31,
	2015(1)			2016			2017
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Businesses operated by third parties:
Leasing of space (2)	Ps.	145.5	7.9%	Ps.	177.1	7.4%	Ps.	203.5	7.3%
Car rentals		147.4	8.0		198.7	8.3		234.8	8.5
Food and beverage operations		169.8	9.2		220.5	9.2		276.3	10.0
Retail operations		175.9	9.5		269.3	11.3		314.9	11.4
Duty-free operations		247.6	13.4		348.9	14.6		397.6	14.3
Timeshare operators		139.6	7.5		173.5	7.2		186.9	6.7
Ground transportation		86.9	4.7		131.3	5.5		120.2	4.3
Communications and financial services		39.2	2.1		49.2	2.1		69.9	2.5
Other		30.4	1.6		46.5	1.9		92.9	3.4
Total businesses operated by third parties:		1,182.3	63.9%		1,615.0	67.5%		1,897.0	68.4%
Businesses operated directly by us:
Car parking charges		251.5	13.6		254.1	10.6		277.2	10.0
Advertising		121.8	6.6		156.5	6.5		154.6	5.6
VIP lounges		65.0	3.5		112.0	4.7		154.7	5.6
Convenience stores		81.5	4.4		93.8	3.9		89.2	3.2
Total businesses operated directly by us:		519.8	28.1		616.4	25.8		675.7	24.4
Recovery of costs (3)		147.2	8.0		162.2	6.8		200.2	7.2
Total non-aeronautical revenues	Ps.	1,849.3	100.0%	Ps.	2,393.6	100.0%	Ps.	2,772.9	100.0%
Other Information:
Total terminal passengers (millions)		30.3			36.5			40.7
Non-aeronautical revenues per terminal passenger	Ps.	61.0		Ps.	65.6		Ps.	68.1
Change in non-aeronautical revenues per terminal passenger (year-on-year)			12.6%			7.4%			3.9%

(1)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.
(2)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

In 2017, revenues from non-aeronautical services in our airports accounted for 22.4% of the total revenues generated by our airports (in 2017, non-aeronautical revenues represented 25.1% of the sum of aeronautical and non-aeronautical revenues). While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2015 to 2017), except in the years in which the maximum tariffs are reset. In the last year, non-aeronautical revenues per terminal passenger increased 4.0% (from Ps.65.5 in 2016 to Ps.68.1 in 2017, during which time the number of terminal passengers increased 11.4%).

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

Approximately 98.2% of the contracts with third-party tenants that could be arranged as royalty-based have already been executed under those conditions (representing approximately 87.1% of our total non-aeronautical revenues). Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

During 2015, 2016 and 2017, non-aeronautical revenues were Ps.1,849.3 million, Ps.2,393.6 million and Ps.2,772.9 million, respectively, representing an increase of 29.4% in 2016 and an increase of 15.8% in 2017. During 2017, non-aeronautical revenues increased more than terminal passengers, which increased 11.4%. In 2017, non-aeronautical revenues per terminal passenger increased from Ps.65.5 per passenger in 2016 to Ps.68.1 per passenger in 2017, representing an increase of 4.0% from 2016 to 2017.

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

Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. In 2015, we recognized Ps.838.6 million in revenues from improvements to concession assets. In 2016, we recognized Ps.1,676.0 million in revenues from improvements to concession assets. This represented an increase of 99.9% as compared to 2015, due to higher investment commitments under our Master Development Programs. During 2016, MBJA recognized Ps.14.3 million in revenues from improvements to concession assets, while MBJA recognized no revenues from improvements to concession assets from April 1, 2015 to December 31, 2015. In 2017, we recognized Ps.1,312.5 million in revenues from improvements to concession assets. This represented a decrease of 21.7% as compared to 2016, which was the year with the highest committed investment under the Master Development Programs for 2015-2019. During 2017, MBJA recognized Ps.66.1 million in revenues from improvements to concession assets.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2015 (1)		2016		2017
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	502.8	Ps.	584.6	Ps.	663.4	13.5%
Maintenance		302.2		346.8		505.3	45.7%
Safety, security and insurance		249.8		282.3		317.0	12.3%
Utilities		192.2		222.9		278.9	25.1%
Other		311.3		345.8		345.8	(0.1)%
Total cost of services		1,558.3		1,782.4		2,110.4	18.4%
Technical assistance fees		236.5		301.8		357.5	18.5%
Concession taxes		483.1		764.3		944.2	23.5%
Depreciation and amortization:
Depreciation (2)		206.7		300.9		324.5	7.8%
Amortization (3)		949.7		1,047.5		1,119.1	6.8%
Total depreciation and amortization		1,156.4		1,348.4		1,443.6	7.1%
Other income - net		(254.6)		(0.3)		(83.9)	28,331.2%
		3,179.7		4,196.7		4,771.7	13.7%
Cost of improvements to concession assets		838.6		1,676.0		1,312.5	(21.7)%
Total operating costs	Ps.	4,018.3	Ps.	5,872.7	Ps.	6,084.2	3.6%
Other Information:
Total workload units (thousands) (4)		32,151.4		38,551.2		42,806.9	11.0%
Cost of services per workload unit	Ps.	48.5	Ps.	46.2	Ps.	49.3	6.6%
Cost of services / the sum of aeronautical and non-aeronautical revenues (5)		21.4%		18.9%		19.1%

(1)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.
(2)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(3)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(4)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(5)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

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

Our cost of services per workload unit was Ps.48.5 in 2015, Ps.46.2 in 2016 and Ps.49.3 in 2017, a decrease of 4.6% from 2015 to 2016 and an increase of 6.6% from 2016 to 2017. In 2017, cost of services per workload unit increased 6.6%, as a result of a higher increase in costs of services in proportion to the increase in total workload units. Cost of services increased 18.4%, and total workload units increased 11.0%. Cost of services increased  Ps. 328.0 million primarily due to an increase in maintenance costs of Ps.158.5 million, employee costs of Ps.78.8 million, utilities of Ps.56.0 million and safety and security costs of Ps.34.7 million. Cost of services increased Ps.317.1 million for our Mexican airports, which was mainly due to a Ps.149.9 million increase in maintenance, a Ps.82.7 million increase in employee costs, a Ps.36.9 million increase in utilities, and a Ps.36.1 million increase in safety, security and insurance costs. Cost of services at MBJ increased Ps. 11.0 million mainly due to an increase of Ps.19.1 million in utilities, a Ps. 8.6 million increase in maintenance costs, and partially offset by a decrease of Ps.11.4 million in other costs. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased 130 basis points from 55.5% in 2016 to 56.8% in 2017.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated operating income, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. In 2015, 2016 and 2017, this fee was Ps.234.9 million, Ps.301.8 million and Ps.357.5 million, respectively.

Technical Assistance Fees in Jamaica

MBJA had a technical assistance agreement with Vantage which expired on April 3, 2015 and was not renewed. Accordingly, there were no technical assistance fees for 2016 or 2017 payable to Vantage. In the period from April 1 to December 31, 2015, this fee amounted to Ps.1.6 million. Under the agreement, Vantage provided management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee.

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

In 2015, 2016 and 2017, this tax amounted to Ps.312.0 million, Ps.389.5 million and Ps.461.2 million, respectively.

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

According to the Concession Agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan or other payment to MBJA’s shareholders. To date, MBJA’s IRR Hurdle has not been reached; the aggregate as of December 2017 was of 11.0%.

The concession fee applied in 2015 was U.S.$2.73 per workload unit serviced. In the period from April 1 to December 31, 2015, the sum of these monthly and annual concession fees was Ps.171.1 million. The concession fee applied in 2016 was U.S.$2.75 per workload unit serviced. In 2016, the sum of these monthly and annual concession fees was Ps.374.8 million. The concession fee applied in 2017 was U.S.$2.88 per workload unit serviced. In 2017, the sum of these monthly and annual concession fees was Ps.483.0 million.

The additional concession fee for the concession year ending March 2016, March 2017 and March 2018 was U.S.$4.9 million, U.S.$11.1 million and approximately U.S.$14.4 million, respectively. No concession fee was due or paid for the period ending March 2015.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs. In 2015 and 2016, we did not write off any amounts. In 2017, these write-offs totaled Ps.23.5 million. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

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

Our effective tax rates in 2015, 2016 and 2017 were 23.4%, 27.4% and 23.3%, respectively. In 2017, our effective tax rate decreased 410 basis points as compared to 2016, resulting from an increase in the benefit of the deferred tax by Ps. 142.6 million as a result of 6.8% inflation in 2017, versus 3.4% in 2016. These changes were offset by an increase in our current tax expense by Ps. 316.7 million resulting from an increase in our earnings before income taxes of 33.6%. In 2016, our effective tax rate increased 400 basis points as compared to 2015, resulting from an increase in our current tax expense derived from an increase in our earnings before income taxes of 27.7%. In 2015, our effective tax rate increased 470 basis points as compared to 2014, resulting from an increase in our current tax expense derived from an increase in our earnings before income taxes of 31.2%. We paid Ps.930.7 million, Ps.1,445.9 million and Ps.1,820.4 million in corporate taxes in 2015, 2016 and 2017, respectively, representing 25.7%, 31.3% and 29.5%, of our earnings before taxes.

Taxation in Mexico

Beginning in 2014, significant changes to tax laws applicable in Mexico came into force, with substantial effects for Mexican taxpayers (as published in the Official Gazette on December 11, 2013, the “2014 Fiscal Reform”).

The principal change to affect our business from the 2014 Fiscal Reform was the effect on our deferred income taxes caused by the reform to the Income Tax Law, by which the income tax rate was prospectively increased from 28% to 30%. Starting in 2014, dividends distributed to non-Mexican and individual shareholders and coming from tax retained earnings generated from 2014 and later will generate an additional income tax of 10% directly payable by the shareholders receiving the dividend. We recognized no change due to these reforms in fiscal years 2015, 2016 and 2017.

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

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes, which resulted in our ability to recover tax on assets previously determined to be unrecoverable, and our financial projections for 2008 to 2017, we recognized Ps.354.9 million in 2007 associated with a previously paid recoverable tax on assets. In 2015, we increased the recoverable tax on assets by Ps.3.2 million, based on revised financial projections from 2016 to 2017. In 2016, we decreased the recoverable tax on assets by Ps.2.6 million and Ps.48.1 million were recovered. In 2017, we decreased the recoverable tax on assets by Ps.7.6 million and Ps.46.6 million were recovered.

Taxation in Jamaica

Jamaican companies, including MBJA, are required to pay corporate income tax on taxable profit, employer taxes on certain employee costs and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if any dividends are paid to shareholders in the subsequent fiscal years, based on a prescribed formula. In 2015 MBJA received a tax credit in the amount of U.S.$ 0.7 million (Ps.12.6 million). For the year ended December 31, 2017, MBJA incurred approximately U.S.$8.4 million (Ps.158.6 million) in corporate income tax liabilities, as compared to U.S.$7.9 million (Ps.148.0 million) for the year ended December 31, 2016. For the year ended December 31, 2015, MBJA incurred approximately U.S.$ 6.4 million (Ps.103.0 million) in corporate income tax liability.

Employee Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer. The profit sharing is derived from the taxable income for the year as adjusted by the income tax for the year as modified per certain provisions.

Employee Profit Sharing in Jamaica

MBJA is not subject to an employee profit sharing regime.

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted to Ps.4.7 million in 2015, Ps.5.0 million in 2016 and Ps.6.1 million in 2017.

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

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2015	2016	2017
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar (1)	16.7%	20.2%	(4.5)%
Mexican inflation rate (2)	2.1%	3.4%	6.8%
U.S. inflation rate (3)	0.7%	2.1%	2.1%
Increase in Mexican GDP (4)	2.5%	2.3%	2.1%

(1)

Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.17.1950 per U.S.$1.00 as of December 31, 2015, Ps.20.6640 per U.S.$1.00 as of December 31, 2016 and Ps.19.7350 per U.S.$1.00 as of December 31, 2017.

(2)	Based on changes in the Mexican CPI from the previous period, as reported by INEGI. The Mexican CPI at year-end was 118.532 in 2015, 122.515 in 2016 and 130.813 in 2017.
(3)	As reported by the U.S. Bureau of Labor Statistics.
(4)	Estimated as reported by INEGI.

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

•

Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2015, 2016 and 2017, we collected passenger charges from airlines within an average period of 57, 53 and 52 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SCT at least three times. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S. dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

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

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations

		Year ended December 31,
	2015		2016		2017
		(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	1,647,398	Ps.	2,039,875	Ps.	2,426,289
Non-aeronautical services		491,395		565,381		645,997
		2,138,793		2,605,256		3,072,286
Improvements to concession assets (5)		126,606		521,056		326,198
Total revenues		2,265,399		3,126,312		3,398,484
Total costs		913,658		1,391,119		1,325,993
Costs of operations (4)		516,939		565,490		659,359
Cost of improvements to concession (5)		126,606		521,056		326,198
Depreciation and amortization		264,975		268,391		295,445
Other (income) expense		5,138		36,182		44,992
Income from operations		1,351,741		1,735,193		2,072,491
Operating margin (1)		59.67%		55.50%		60.98%
Tijuana:
Revenues:
Aeronautical services	Ps.	702,069	Ps.	974,023	Ps.	1,158,896
Non-aeronautical services		190,578		265,700		304,023
		892,647		1,239,723		1,462,919
Improvements to concession assets (5)		278,716		376,290		203,664
Total revenues		1,171,363		1,616,013		1,666,583
Total costs		688,270		850,085		782,618
Costs of operations (4)		271,254		285,424		347,487
Cost of improvements to concession (5)		278,716		376,290		203,664
Depreciation and amortization		133,101		153,644		161,892
Other (income) expense		5,199		34,727		69,576
Income from operations		483,093		765,928		883,965
Operating margin (1)		41.24%		47.40%		53.04%
Los Cabos:
Revenues:
Aeronautical services	Ps.	723,994	Ps.	895,586	Ps.	1,111,293
Non-aeronautical services		400,131		520,347		618,468
		1,124,125		1,415,933		1,729,761
Improvements to concession assets (5)		116,250		189,625		222,106
Total revenues		1,240,375		1,605,558		1,951,866
Total costs		577,288		712,178		780,029
Costs of operations (4)		284,980		305,844		351,195
Cost of improvements to concession (5)		116,250		189,625		222,106
Depreciation and amortization		169,624		188,376		201,241
Other (income) expense		6,434		28,333		5,488
Income from operations		663,087		893,380		1,171,837
Operating margin (1)		53.46%		55.64%		60.04%

	Year ended December 31,
	2015		2016		2017
		(thousands of pesos, except percentages)
Montego Bay: (6)
Revenues:
Aeronautical services	Ps.	731,576	Ps.	1,169,114	Ps.	1,290,079
Non-aeronautical services		264,130		438,575		496,477
		995,706		1,607,689		1,786,556
Improvements to concession assets (5)		—		14,343		66,131
Total revenues		995,706		1,622,032		1,852,687
Total costs		654,404		1,108,756		1,287,224
Costs of operations (4)		433,803		759,330		876,232
Cost of improvements to concession (5)		—		14,343		66,131
Depreciation and amortization		220,601		333,924		344,861
Other (income) expense		—		1,159		—
Income from operations		341,302		513,276		565,463
Operating margin (1)		34.28%		31.64%		30.50%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	688,403	Ps.	828,073	Ps.	989,137
Non-aeronautical services		256,281		313,309		371,939
		944,684		1,141,382		1,361,076
Improvements to concession assets (5)		41,325		109,902		101,235
Total revenues		986,009		1,251,284		1,462,310
Total costs		409,323		521,331		599,102
Costs of operations (4)		236,114		247,727		311,346
Cost of improvements to concession (5)		41,325		109,902		101,235
Depreciation and amortization		132,076		139,500		142,763
Other (income) expense		(192)		24,202		43,758
Income from operations		576,686		729,953		863,209
Operating margin (1)		58.49%		58.34%		59.03%
Guanajuato:
Revenues:
Aeronautical services	Ps.	266,422	Ps.	318,144	Ps.	386,726
Non-aeronautical services		79,994		91,680		116,686
		346,416		409,824		503,412
Improvements to concession assets (5)		27,971		92,516		122,133
Total revenues		374,387		502,340		625,545
Total costs		169,223		251,268		313,181
Costs of operations (4)		97,502		100,332		128,660
Cost of improvements to concession (5)		27,971		92,516		122,133
Depreciation and amortization		43,390		47,960		52,835
Other (income) expense		360		10,460		9,553
Income from operations		205,164		251,072		312,364
Operating margin (1)		54.80%		49.98%		49.93%

	Year ended December 31,
	2015		2016		2017
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	199,116	Ps.	245,090	Ps.	272,941
Non-aeronautical services		59,838		68,399		62,481
		258,954		313,489		335,422
Improvements to concession assets (5)		56,975		133,963		174,769
Total revenues		315,929		447,452		510,191
Total costs		205,595		294,530		367,355
Costs of operations (4)		102,437		103,514		113,887
Cost of improvements to concession (5)		56,975		133,963		174,769
Depreciation and amortization		45,364		49,111		59,241
Other (income) expense		819		7,942		19,459
Income from operations		110,334		152,922		142,836
Operating margin (1)		34.92%		34.18%		28.00%
Other Airport Subsidiaries (2) :
Revenues:
Aeronautical services	Ps.	460,044	Ps.	568,015	Ps.	645,162
Non-aeronautical services		106,905		129,681		152,133
		566,949		697,696		797,294
Improvements to concession assets (5)		190,793		238,342		96,256
Total revenues		757,742		936,038		893,551
Total costs		640,098		740,531		692,276
Costs of operations (4)		308,325		307,579		353,824
Cost of improvements to concession (5)		190,792		238,342		96,256
Depreciation and amortization		137,816		159,277		175,473
Other (income) expense		3,165		35,333		66,722
Income from operations		117,644		195,507		201,275
Operating margin (1)		15.53%		20.89%		22.53%
Other Subsidiaries (3) :
Revenues:
Non-aeronautical services	Ps.	—	Ps.	532	Ps.	4,700
Total revenues		—		532		4,700
Total costs		(239,550)		2,871		(63,591)
Costs of operations (4)		26,497		173,300		270,067
Depreciation and amortization		9,488		8,204		9,811
Other (income) expense		(275,535)		(178,633)		(343,470)
Income (loss) from operations		(239,550)		(2,339)		68,291
Total:
Revenues:
Aeronautical services	Ps.	5,419,022	Ps.	7,037,920	Ps.	8,280,522
Non-aeronautical services		1,849,252		2,393,604		2,772,905
		7,268,274		9,431,524		11,053,427
Improvements to concession assets (5)		838,635		1,676,037		1,312,491
Total revenues		8,106,909		11,107,561		12,365,918
Total costs		4,018,309		5,872,669		6,084,187
Costs of operations (4)		2,277,851		2,848,540		3,412,055
Cost of improvements to concession (5)		838,635		1,676,037		1,312,491
Depreciation and amortization		1,156,435		1,348,387		1,443,562
Other (income) expense		(254,612)		(295)		(83,921)
Income from operations		4,088,600		5,234,892		6,281,731
Operating margin (1)		50.43%		47.13%		50.80%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.

(2)	Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports.
(3)	Other subsidiaries data reflects the results of operations of our principal holding company as well as those of our administrative, operating and car parking services providers.
(4)	Cost of operations includes cost of services, technical assistance fees and concession taxes.
(5)	Corresponds to recognition of revenues and costs pursuant to IFRIC 12.
(6)	For the fiscal year ended December 31, 2015, Montego Bay airport information includes only the period from April 1 to December 31, 2015.

Summary Historical Results of Operations

As a result of our acquisition of DCA in April 2015, our summary consolidated financial and operating data for the fiscal year ended December 31, 2015 includes the consolidation of DCA from April 1, 2015. Therefore, financial and operating data for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating data for subsequent fiscal years.

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2015		2016		2017		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	5,419,022	Ps.	7,037,920	Ps.	8,280,522	18%
Non-aeronautical services		1,849,252		2,393,604		2,772,905	16%
		7,268,274		9,431,524		11,053,427	17%
Improvements to concession assets		838,635		1,676,037		1,312,491	(22)%
Total revenues		8,106,909		11,107,561		12,365,918	11%
Operating costs:
Cost of services		1,558,258		1,782,371		2,110,407	18%
Technical assistance fees		236,507		301,820		357,451	18%
Concession taxes		483,086		764,349		944,197	24%
Depreciation and amortization		1,156,435		1,348,387		1,443,562	7%
Other income		(254,612)		(295)		(83,921)	28331%
Cost of improvements to concession assets		838,635		1,676,037		1,312,491	(22)%
Total costs		4,018,309		5,872,669		6,084,187	4%
Income from operations		4,088,600		5,234,892		6,281,731	20%
Finance income (cost)
Interest income, net		(118,415)		(102,138)		(198,472)	94%
Exchange gain (loss), net		(338,395)		(500,894)		99,083	(120)%
Net finance (cost) income		(456,810)		(603,032)		(99,389)	(84)%
Share of loss of associate		(13,704)		(11,728)		(10,620)	(9)%
Income before income taxes		3,618,086		4,620,132		6,171,722	34%
Income tax expense		847,309		1,266,573		1,440,641	14%
Profit for the year		2,770,777		3,353,559		4,731,081	41%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		482,394		773,453		(226,494)	(129)%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax		n/a		10,773		(2,602)	(124)%
Total comprehensive income for the year		3,253,171		4,137,785		4,501,985	9%
Profit for the year attributable to:
Controlling interest		2,726,020		3,281,884		4,649,120	42%
Non-controlling interesting		44,757		71,675		81,961	14%
Profit for the year		2,770,777		3,353,559		4,731,081	41%
Total comprehensive income for the year
Controlling interest		3,141,513		3,948,323		4,451,659	13%
Non-controlling interesting		111,658		189,462		50,326	(73)%
Total comprehensive income for the year		3,253,171		4,137,785		4,501,985	9%
Other operating data:
Operating margin (1)		50.4%		47.1%		50.8%
Net margin (2)		34.2%		30.2%		38.3%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2017 Compared to the Year Ended December 31, 2016

Revenues

Total revenues increased by Ps.1,258.3 million, or  11.3%, from Ps.11,107.6 million in 2016 to Ps.12,365.9 million in 2017.The total revenue increase comprised an increase of  Ps.1,242.6 million, or 17.7%, in aeronautical services revenues, an increase of Ps.379.3 million, or 15.8%, in non-aeronautical services revenues,  and was partially offset by a decrease of Ps.363.6 million, or 21.7%, in revenues from improvements to concession assets as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased by Ps.1,242.6 million, or 17.7%, from Ps.7,037.9 million in 2016 to Ps.8,280.5 million in 2017, mainly due to an increase of Ps.1,121.6 million, or 19.1%, in revenues in our Mexican airports as a result of an increase in total passenger traffic and higher passenger fees due to inflation. Revenues from passenger charges in our Mexican airports increased by Ps.913.0 million, or 18.0%, primarily driven by a 12.2% increase in passengers paying passenger charges and the increase in specific tariffs as of January 1, 2017. Revenues from aircraft landing and parking fees in our Mexican airports increased by Ps.175.4 million, or 34.3%, while revenues from the leasing of space to airlines for ticket counters, airport security, complementary services and passenger walkaway charges increased by Ps.33.2 million, or 11.2%. Revenues from the Montego Bay airport increased by Ps.121.0 million, or 10.3% in 2017 compared to 2016, mainly due to an increase in passenger traffic of 8.3% and an increase of the U.S. CPI of 2.1%.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.379.3 million, or 15.8%, from Ps.2,393.6 million in 2016 to Ps. 2,772.9 million in 2017, mainly due to an increase of Ps.282.0 million, or 17.5%, in revenues from businesses operated by third parties, primarily driven by revenues from food and beverage operations, duty-free stores, retail operations, car rental companies, leasing revenues, communications and financial services, which together increased by Ps.233.3 million, or 18.5%. Revenues from businesses operated directly by us increased by Ps.59.3 million, or 9.6%, mainly due to an increase of Ps.42.7 million, or 38.1%, from VIP lounges (related to more passenger visits and the opening of one new lounge in the Guanajuato airport), as well as an increase of Ps.23.1 million, or 9.1%, in revenues from car parking charges.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets decreased by Ps.363.6 million, or 21.7%, from Ps.1,676.0 million in 2016 to Ps.1,312.4 million in 2017. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Program in Jamaica. During 2017, the main commitments of improvements to concession assets included: (i) the construction of aprons, rehabilitation of runways and the expansion of the terminal building at the Guanajuato airport, (ii) the expansion of the terminal building at the Guadalajara airport, (iii) the expansion of the aprons and terminal building  at the Hermosillo airport, (iv) the expansion of the terminal building and improvement to the operational areas at the Puerto Vallarta airport, (v) improvements to the terminal building and aprons at the Los Cabos airport and (vi) improvements to taxiways and the terminal building at the Tijuana airport.

Revenues by Airport

Total revenues increased at most of our airports, mainly due to increases in aeronautical services revenues.

Total revenues for the Guadalajara airport increased by Ps.272.2 million, or 8.7%, from Ps.3,126.3 million in 2016 to Ps.3,398.5 million in 2017 (revenues increased by Ps.467.0 million, or 17.9%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.386.4 million, or 18.9%, from Ps.2,039.9 million in 2016 to Ps.2,426.3 million in 2017. This increase in aeronautical services revenues was mainly due to a Ps.325.8 million, or 18.8%, increase in passenger charges driven by a 12.4% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.80.6 million, or 14.3%, from Ps.565.4 million in 2016 to Ps.646.0 million in 2017, this increase in non-aeronautical services revenues was primarily due to a Ps.68.2 million increase in revenues from businesses operated by third parties, such as food and beverage operations, car rentals and duty-free stores. Revenues from business lines operated by us increased Ps.12.5 million, or 4.9%, principally as a result of increased revenues from car parking and VIP lounges. Revenues from improvements to concession assets decreased by Ps.194.8 million, or 37.4%, in 2017, as compared to 2016.

Total revenues for the Tijuana airport increased by Ps.50.6 million, or 3.1%, from Ps.1,616.0 million in 2016 to Ps.1,666.6 million in 2017 (revenues increased by  Ps.223.2 million, or 18.0%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.184.9 million, or 19.0%, from Ps.974.0 million in 2016 to Ps.1,158.9 million in 2017, this increase in aeronautical services revenues was mainly due to an increase in passenger charges of Ps.155.0 million driven by a 12.2% increase in passenger traffic, as well as increases in revenues from landing, leasing of space to airlines and aircraft parking charges, which together increased by Ps.29.9 million. Non-aeronautical services revenues increased by Ps.38.3 million, or 14.4%, from Ps.265.7 million in 2016 to Ps.304.0 million in 2017, primarily due to an increase of Ps.27.3 million in revenues from business lines operated by third parties, including from leasing of space, food and beverage operations, and other (mostly related to compensation fees from the CBX), as well as an increase of Ps.11.0 million from business lines operated by us, including car parking, VIP lounges, advertising and operation of the baggage screening systems. Revenues from improvements to concession assets decreased by Ps.172.6 million, or 45.9%, in 2017 as compared to 2016.

Total revenues for the Los Cabos airport increased by Ps.346.3 million, or 21.6%, from Ps.1,605.6 million in 2016 to Ps.1,951.9 million in 2017 (revenues increased by Ps. 313.8 million, or 22.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps. 215.7 million, or 24.1% from Ps. 895.6 million in 2016 to Ps. 1,111.3 million in 2017. This increase in aeronautical services revenues was mainly due to a Ps.171.4 million, or 22.5%, increase in passenger charges driven by a 15.6% increase in passenger traffic, as well as increases in landing charges, aircraft parking charges, airport security charges, leasing of space and complementary service providers totaling Ps. 44.3 million. Non-aeronautical services revenues increased by Ps.98.1 million, or 18.9%, from Ps.520.3 million in 2016 to Ps.618.4 million in 2017, primarily due to a Ps.96.0 million increase in revenues from business lines operated by third parties, including food and beverage operations, car rentals, leasing of space to timeshare developers and duty-free operations, as well as a Ps.2.1 million increase in revenues from business lines operated by us, including car parking charges and VIP lounges. Revenues from improvements to concession assets increased by Ps.32.5 million, or 17.1%, in 2017, as compared to 2016.

Total revenues for the Montego Bay airport increased by Ps.230.7 million, or 14.2%, from Ps.1,622.0 million in 2016 to Ps.1,852.7 million in 2017 (revenues increased by Ps.178.9 million, or 11.1%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.121.0 million, or 10.3%, from Ps.1,169.1 million in 2016 to Ps. 1,290.1 million in 2017. This increase in aeronautical services revenues was mainly due to a Ps.74.8 million, or 10.7%, increase in passenger charges, as well as an increase of Ps. 23.3 million, or 10.3%, in revenues from complementary service providers. Non-aeronautical services revenues increased by Ps. 57.9 million, or 13.2%, from Ps.438.6 million in 2016 to Ps.496.5 million in 2017, primarily due to a Ps. 52.5 million increase in revenues from businesses operated by third parties, such as retail operations, duty-free, car rentals and food and beverage operations. Revenues from improvements to concession assets increased by Ps. 51.8 million, or 361.1% in 2017, as compared to 2016.

Total revenues for the Puerto Vallarta airport increased by Ps.211.0 million, or 16.9%, from Ps.1,251.3 million in 2016 to Ps.1,462.3 million in 2017 (revenues increased by Ps.219.7 million, or 19.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.161.1 million, or 19.5%, from Ps.828.1 million in 2016 to Ps.989.1 million in 2017.  This increase in aeronautical services revenues was primarily due to an increase in passenger charges of Ps.123.9 million, itself caused principally by a 11.3% increase in passenger traffic and an increase in revenues from landing charges and aircraft parking charges of Ps.34.6 million. Non-aeronautical services revenues increased by Ps.58.6 million, or 18.7%, from Ps.313.3 million in 2016 to Ps.371.9 million in 2017, primarily due to a Ps.48.1 million increase in revenues from businesses operated by third parties, including retail operations,  leasing of space to timeshare developers, car rentals, food and beverage operations and duty-free operations, as well as an increase in revenues from business lines operated by us of Ps.10.5 million, mainly in advertising and VIP lounges. Revenues from improvements to concession assets decreased by Ps.8.7 million, or 7.9%, in 2017, as compared to 2016.

Total revenues for the Guanajuato airport increased by Ps.123.2 million, or 24.5%, from Ps.502.3 million in 2016 to Ps.625.5 million in 2017 (revenues increased Ps.93.6 million, or 22.8%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.68.6 million, or 21.6%, from Ps.318.1 million in 2016 to Ps.386.7 million in 2017, mainly due to an increase in passenger charges of Ps.53.6 million, or 19.7%, driven by a 14.3% increase in passenger traffic as well as an increase in revenues from landing charges by Ps.13.3 million. Non-aeronautical services revenues increased by Ps.25.0 million, or 27.3%, from Ps.91.7 million in 2016 to Ps.116.7 million in 2017. This increase in non-aeronautical services revenues is a result of a Ps.14.9 million increase in revenues from businesses operated by us, including revenues related to VIP lounges, convenience stores and advertising, as well as a Ps.10.1 million increase in revenues from businesses operated by third parties, including retail operations, food and beverage operations and car rentals. Revenues from improvements to concession assets increased by Ps.29.6 million, or 32.0%, in 2017, as compared to 2016.

Total revenues for the Hermosillo airport increased by Ps.62.7 million, or 14.0%, from Ps.447.5 million in 2016 to Ps.510.2 million in 2017 (revenues increased Ps.21.9 million, or 7.0%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.27.9 million, or 11.4%, from Ps.245.1 million in 2016 to Ps.272.9 million in 2017, mainly due to an increase in passenger charges of Ps. 20.4 million, or 4.3% increase in passenger traffic, as well as a Ps. 8.0 million increase in revenues from landing charges. Non-aeronautical services revenues decreased by Ps.5.9 million, or 8.7%, from Ps.68.4 million in 2016 to Ps.62.5 million in 2017, primarily due to a Ps.11.0 million decrease in revenues from business lines operated by us because of a change in our operating strategy, by which we bid out the operation of convenience stores in some airports, including Hermosillo, to third parties. This resulted in a mixed revenue model and lower overall revenues, and a Ps.5.0 million increase in revenues from business lines operated by third parties, primarily from leasing space, retail operations, car rentals, food and beverage operations and ground transportation. Revenues from improvements to concession assets increased by Ps.40.8 million, or 30.5%, in 2017, as compared to 2016.

Total revenues for our other six Mexican airports decreased by Ps.42.4 million, or 4.5%, from Ps.936.0 million in 2016 to Ps.893.6 million in 2017, partly due to a decrease in revenues from improvements to concession assets of Ps.142.0 million, or 59.6%, from Ps.238.3 million in 2016 to Ps.96.2 million in 2017 (revenues increased by Ps.99.6 million, or 14.3%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues at these airports increased by Ps.77.1 million, or 13.6%, from Ps.568.0 million in 2016 to Ps.645.2 million in 2017, mainly due to a 6.6% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.26.5 million, or 17.3%, from Ps.129.7 million in 2016 to Ps.152.1 million in 2017, primarily due to a Ps.16.2 million increase in revenues from businesses operated by us, including advertising, car parking charges and the operation of baggage screening systems, as well as a Ps.6.3 million increase in revenues from businesses operated by third parties, including from leasing space and car rentals.

Operating Costs

Total operating costs increased by Ps.211.5 million, or 3.6%, from Ps.5,872.7 million in 2016 to Ps.6,084.2 million in 2017, partly due to an increase in operating costs for our Mexican airports of Ps.57.8 million, or 1.2%, from Ps.4,763.9 million in 2016 to Ps.4,821.7 million in 2017. Operating expenses of MBJA increased from Ps.1,108.7 million in  2016 to Ps.1,287.2 million in 2017.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security and insurance, utilities and other expenses, increased by Ps.328.0 million, or 18.4%, from Ps.1,782.4 million in 2016 to Ps.2,110.4 million in 2017.

Cost of services for our Mexican airports increased by Ps.317.1 million, or 22.7%, in 2017 compared to 2016. The change in cost of services for these airports was composed primarily of the following factors:

•

Maintenance costs increased by Ps.149.9 million, or 52.9%, compared to 2016, mainly due to maintenance of terminal building, checked baggage inspection equipment, operational areas, aprons and runways, access road, air conditioning and building cleaning services.

•	Employee costs increased by Ps.82.7 million, or 17.8%, compared to 2016, mainly due to an increase in the workforce by 206 employees, or 22.6% compared to 2016, and an increase in wages and salaries.
•	Safety, security and insurance expenses increased by Ps.36.1 million, or 16.7%, compared to 2016, mainly due to increased security costs for our terminals.
•	Utility costs increased by Ps.36.9 million, or 25.4%, compared to 2016, mainly due to an increase of Ps. 33.4 million in electricity consumption and the cost of broadband for our airports.

Of our Mexican airports, the Guadalajara airport contributed most to the increase in the cost of services in 2017 as compared to 2016. The cost of services at our Guadalajara airport increased by Ps.93.9 million, or 16.6%, from Ps.565.5 million in 2016 to Ps.659.4 million in 2017, mainly as a result of increases of Ps. 20.4 million in employee costs, Ps. 19.9 million in other operating expenses, Ps.15.2 million in maintenance expenses and Ps.12.7 million in utilities costs.

Costs of services at the Montego Bay airport increased by Ps. 11.0 million, or 2.8%, in 2017 compared to 2016. The change in cost of services for this airport was composed primarily of the following factors:

•	Utility costs increased by Ps. 19.1 million, or 24.6%, compared to 2016, mainly due to an increase of Ps. 18.1 million in electricity and water consumption.
•	Maintenance costs increased by Ps. 8.6 million, or 13.6%, compared to 2016, mainly due to maintenance of the terminal building and operations areas.
•	Employee costs decreased by Ps.3.9 million, or 3.2%, compared to 2016.
•	Safety and security expenses decreased by Ps.1.4 million, or 2.1%, compared to 2016, mainly due to decreased security costs for our terminals.
•	Other operating expenses decrease by Ps.11.4 million, or 20.2%, compared to 2016.

Technical Assistance Fees

Technical assistance fees increased by Ps.55.7 million, or 18.5%, from Ps.301.8 million in 2016 to Ps.357.5 million in 2017. This increase in technical assistance fees was mainly due to an increase in our consolidated income from operations in the Mexican airports, which is used to calculate the technical assistance fee due to AMP. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

As a result of increased revenues (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes increased by Ps.179.9 million, or 23.5%, from Ps.764.3 million in 2016 to Ps.944.2  million in 2017.

Depreciation and Amortization

Depreciation and amortization increased by Ps.95.2 million, or 7.1%, from Ps.1,348.4 million in 2016 to Ps.1,443.6 million in 2017, mainly due to the growth in infrastructure resulting from the fulfillment of our Master Development Programs.

Other (Income)

Other income increased by Ps.83.6 million, or 28,331% from Ps.0.3 million in 2016 to Ps.83.9 million in 2017, mainly due to cancellation of non-exigible liabilities and other accruals of Ps. 87.8 million and recovery insurance of Ps.17.6 million, partially offset by an  increase in other expenses including Ps.20.1 million in donations to the earthquake recovery efforts in Mexico after the September 19, 2017 earthquake.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets decreased by Ps.363.6 million, or 21.7%, from Ps.1,676.0 million in 2016 to Ps.1,312.4 million in 2017. The primary factor influencing this decrease was the change in amounts allocated in our Master Development Programs for 2017 as compared to 2016. MBJA recognized Ps.66.1 million in cost of improvements to concession assets in 2017 as compared to Ps.14.3 million in 2016.

Operating Costs by Airport

Operating costs for the Guadalajara airport decreased by Ps.65.1 million, or 4.7%, from Ps.1,391.1 million in 2016 to Ps.1,326.0 million in 2017. This decrease was primarily due to a Ps.194.9 million, or 37.4%, decrease in the cost of improvements to concession assets from Ps.521.1 million in 2016 to Ps.326.2 million in 2017, partially offset by a Ps.93.9 million, or 16.6%, increase in the cost of services, mainly driven by employee costs, safety, security and insurance, maintenance and concession taxes. Depreciation and amortization increased by Ps.27.1 million, or 10.1%, in 2017 as compared to 2016. Operating costs increased by Ps.129.7 million, or 14.9%, without including the cost of improvements to concession assets.

Operating costs for the Tijuana airport decreased by Ps.67.5 million, or 7.9%, from Ps.850.1 million in 2016 to Ps. 782.6 million in 2017. This decrease was mainly due to a Ps.172.6 million decrease in the cost of improvements to concession assets from Ps.376.3 million in 2016 to Ps.203.7 million in 2017, partially offset by a Ps.62.1 million, or 21.8%, increase from Ps. 285.4 million in 2016 to Ps.347.5 million in 2017 in the cost of services mainly driven by safety, security and insurance, utilities, employees costs and concession taxes. Depreciation and amortization increased Ps. 8.2 million. Operating costs increased by Ps.105.2 million, or 22.2%, without including improvements to concession assets.

Operating costs for the Los Cabos airport increased by Ps.67.9 million, or 9.5%, from Ps.712.2 million in 2016 to Ps.780.0 million in 2017. This increase was mainly due to a Ps.32.5 million, or 17.1%, increase in the cost of improvements to concession assets from Ps.189.6 million in 2016 to Ps.222.1 million in 2017, as well as due to a Ps.45.4 million, or 14.8%, increase in the cost of services mainly in maintenance, utilities, safety, security and insurance and concession taxes, from Ps.305.8 million in 2016 to Ps.351.2 million in 2017. In addition, there was a Ps.12.9 million increase in depreciation and amortization. Operating costs increased by Ps.35.4 million, 6.8%, without including improvements to concession assets.

Operating costs for the Montego Bay airport increased by Ps. 178.5 million, from Ps.1,108.8 million in 2016 to Ps.1,287.2 million in 2017, mainly due to an increase in costs of services, from Ps.384.5 million in 2016 to Ps.395.4 million in 2017, including employee costs, maintenance costs, utilities and safety, security and insurance. To a lesser extent, the increase was due to an increase in depreciation and amortization expenses of  Ps. 11.0 million, from Ps.333.9 in 2016 to Ps.344.9 million in 2017. MBJA also recorded Ps.66.1 million in cost of improvements to concession assets in 2017 as compared to Ps.14.3 million in 2016. Operating costs, without including improvements to concession assets, increased by Ps.126.7 million, or 11.6%, from Ps.1,094.4 million in 2016 to Ps.1,221.1 million in 2017.

Operating costs for the Puerto Vallarta airport increased by Ps.77.8 million, or 14.9%, from Ps.521.3 million in 2016 to Ps.599.1 million in 2017. This increase was primarily due to a Ps.83.2 million, or 30.6%, increase in the cost of services, driven by an increase in maintenance, utilities and employee cost, and partially offset by a decrease of Ps.8.9 million, or 7.9%, in the cost of improvements to concession assets from Ps. 109.9 million in 2016 to Ps. 101.2 million in 2017. Depreciation and amortization increased by Ps.3.3 million, or 2.3%, in 2017 as compared to 2016. Operating costs increased by Ps.86.4 million, or 21.0%, without including improvements to concession assets.

Operating costs for the Guanajuato airport increased by Ps.61.9 million, or 24.6%, from Ps.251.3 million in 2016 to Ps.313.2 million in 2017. This increase was primarily due to a Ps.27.4 million, or 24.8%, increase in the costs of services, driven by an increase in maintenance, safety, security and insurance, other expenses costs and concession taxes, as well as an increase in the cost of improvements to concession assets from Ps.92.5 million in 2016 to Ps.122.1 million in 2017. Depreciation and amortization increased by Ps.4.9 million. Operating costs increased by Ps.32.3 million, or 20.3%, without including improvements to concession assets.

Operating costs for the Hermosillo airport increased by Ps.72.8 million, or 24.7%, from Ps.294.5 million in 2016 to Ps.367.4 million in 2017. This increase was mainly due to a Ps. 21.9 million, or 19.6%, increase in the cost of services, mainly in costs of maintenance, an increase of Ps.40.8 million, or 30.5%, in the cost of improvements to concession assets from Ps.134.0 million in 2016 to Ps.174.8 million in 2017. Depreciation and amortization increased by Ps.10.1 million. Operating costs increased by Ps.32.0 million, or 19.9%, without including improvements to concession assets.

Operating costs for our six other Mexican airports decreased by Ps.48.3  million, or 6.5.%, from Ps.740.5 million in 2016 to Ps.692.3 million in 2017. This increase was partially due to a Ps.77.6 million, or 22.6%, increase in the cost of services, from Ps. 342.9 in 2016 to Ps. 420.5 million in 2017, mainly in costs of maintenance and partially offset by a decrease of Ps.142.1 million, or 59.6%, in the cost of improvements to concession assets from Ps.238.3 million in 2016 to Ps.96.3 million in 2017. Additionally, depreciation and amortization increased by Ps.16.2 million. Operating costs increased by Ps.93.8  million, or 18.7%, without including improvements to concession assets.

Operating Income

Operating income increased by Ps.1.1 billion, or 20.0%, from Ps.5.2 billion in 2016 to Ps.6.3 billion in 2017. This increase was due to a Ps.1.3 billion increase in total revenues in 2017, partially offset by a Ps.211.5 million increase in total costs. Our operating margin increased by 370 basis points, from 47.1% in 2016 to 50.8% in 2017 (taking into account only the sum of aeronautical and non-aeronautical services revenues, the operating margin increased by 130 basis points in 2017, from 55.5% to 56.8%).

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

Operating Income by Airport

Operating income for the Guadalajara airport increased by Ps.337.3 million, or 19.4%, from Ps.1.7 billion in 2016 to Ps. 2.1 billion in 2017, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.467.0 million. Additionally, operating costs decreased by Ps.65.1 million (excluding improvements to concession assets, operating costs increased Ps.129.7 million) and depreciation and amortization increased by Ps.27.1 million. The operating margin increased by 550 basis points, from 55.5% to 61.0% (operating margin increased by 90 basis points, from 66.6% to 67.5%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Tijuana airport increased by Ps.118.0 million, or 15.4%, from Ps.765.9 million in 2016 to Ps.884.0 million in 2017, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.223.2 million.  The operating margin increased by 560 basis points from 47.4% to 53.0% (operating margin decreased by 140 basis points from 61.8% to 60.4%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Los Cabos airport increased by Ps.278.5 million, or 31.2%, from Ps.893.4 million in 2016 to Ps.1,171.8 million in 2017, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps. 313.8 million. The operating margin increased by 440 basis points from 55.6% to 60.0% (operating margin increased by 460 basis points, from 63.1% to 67.7%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Montego Bay airport increased by Ps. 52.1 million, or 10.1%, from Ps.513.3 million in 2016 to Ps.565.4 million in 2017, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.178.9 million, which was greater than increases in operating costs. The operating margin decreased by 110 basis points from 31.6% in 2016 to 30.5% in 2017 (operating margin decreased by 20 basis points from 31.9% in 2016 to 31.7% in 2017, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Puerto Vallarta airport increased by Ps.132.9 million, or 18.2%, from Ps.730.3 million in 2016 to Ps.863.2 million in 2017, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.219.7 million. The operating margin increased by 70 basis points from 58.3% to 59.0% (operating margin decreased by 60 basis points from 64.0% to 63.4%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Guanajuato airport increased by Ps.61.3 million, or 24.4%, from Ps.251.1 million in 2016 to Ps.312.4 million in 2017, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.93.6 million. The operating margin decreased by 10 basis points, from 50.0% to 49.9% (operating margin increased by 70 basis points from 61.3% to 62.0%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for the Hermosillo airport decreased by Ps.10.1 million, or 6.6%, from Ps.152.9 million in 2016 to Ps.142.8 million in 2017, primarily due to an increase in operating costs greater than the corresponding increase in aeronautical and non-aeronautical services revenues increased by Ps. 21.9 million. The operating margin decreased by 620 basis points from 34.2% to 28.0% (operating margin decreased by 620 basis points from 48.8% to 42.6%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Operating income for our six other Mexican airports increased by Ps.5.8 million, or 3.0%, from Ps.195.5 million in 2016 to Ps. 201.3 million in 2017. The change in operating income was primarily due to a higher percentage increase in the sum of aeronautical and non-aeronautical services revenues as compared to our operating costs.

Finance Income (Cost)

Financial cost in 2017 decreased by Ps.503.6 million, or 83.5%, from Ps.603.0 million in 2016 to Ps.99.4 million in 2017. This decrease was mainly due to the foreign exchange rate gain of Ps.600.0 million in 2017 as a result of a peso appreciation from Ps.20.66 per U.S. dollar at December 31, 2016 to Ps.19.74 per U.S. dollar at December 31, 2017. The foreign exchange rate expense decreased from Ps.500.9 million in 2016 to a foreign exchange rate gain of Ps.99.0 million in 2017, primarily as a result of the U.S.$191.0 million U.S. dollar-denominated loan obtained in connection with the acquisition of DCA. The exchange rate gain was partially offset by an exchange rate loss on our assets denominated in U.S. dollars of Ps.20.8 million in 2017. In addition, the effect of the foreign exchange rate gain was partially offset by the recognition of Ps.226.5 million in expenses from currency translation effects in 2017, recognized within other comprehensive income, in accordance with applicable norms. Moreover, interest expenses increased by Ps.299.4 million in 2017 compared to 2016, mainly due to an increase in reference interest rates, as well as the issuance of a total of Ps.3.8 billion principal amount in long-term debt securities during 2017. Interest income increased by Ps.168.8 million in 2017 as compared to 2016 due to an increase in cash balances and higher interest rates and a gain of Ps.34.4 million in our hedging instruments.

Income Taxes

Income taxes increased in 2017 by Ps.174.0 million, from Ps.1,266.6 million in 2016 to Ps.1,440.6 million in 2017. MBJA’s and the Mexican airports’ current tax increased by Ps.14.5 million and Ps.334.4 million, respectively, while DCA’s current tax decreased by Ps. 32.3 million. Benefit from deferred tax increased by Ps.142.6 million due to a 3.4% inflation rate in 2016 as compared to a 6.8% inflation rate in 2017. Our effective tax rate decreased from 27.4% in 2016 to 23.3% in 2017, primarily due to an increase in benefit from deferred taxes, due to the effects of inflation from non-monetary assets, Ps.101.5 million in 2016 to Ps.352.1 million in 2017 in deferred taxes.

Net Income and Comprehensive Income Attributable to Controlling Interest

Net income and comprehensive income increased by Ps.364.2 million, or 8.8%, from Ps.4,137.8 million in 2016 to Ps.4,502.0 million in 2017, mainly due to a Ps.1.1 billion  increase in our operating income and a decrease in our financial cost of Ps. 503.6 million in 2017. This effect was partially offset by a Ps.316.7 million increase in current taxes, and a Ps.142.6 million increase benefit in deferred tax. On the other hand, exchange rate loss decline by Ps. 999.9 million due to the currency translation effect resulting from the appreciation of the peso in 2017. Our net margin increased from 30.2% in 2016 to 38.3% in 2017 (taking into account only aeronautical and non-aeronautical services revenues, net margin increased to 42.8% from 35.6%).

Statement of Financial Position

The Company’s financial position as of December 31, 2017 reported an increase of Ps.3,466.1 million, or 9.6%, primarily due to the following items: cash and cash equivalents of Ps.2,541.9 million, trade accounts receivable of Ps.389.8 million, equipment and machinery of Ps.25.3 million, improvements to concession assets of Ps.1,031.5 million and deferred taxes of Ps.283.4 million.

Total liabilities increased by Ps.3,793.9 million, or 27.8%, compared to the same period in 2016. This increase was primarily due to: (i) a Ps.3,800.0 million increase in capital market debt for expenditures financing, (ii) dividends payable for Ps.130.8 million, and (iii) guarantee deposits for Ps.145.7 million. This increase was offset by the decrease in bank loans of Ps.380.9 million, among other liabilities.

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

Liquidity and Capital Resources

Historically, the cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our Master Development Programs, and the excess of our cash flow has been added to our accumulated cash balances. In 2014, we decided to modify our leverage strategy to rely more heavily on debt issuances on the Mexican capital markets while continuing to use working capital and resources expected to be generated from operations. On April 1, 2015, we began consolidating MBJA’s results of operations, including net debt. In our opinion, our working capital is sufficient to meet our present obligations.

As of December 31, 2015, 2016 and 2017, we had Ps.2,996.5 million, Ps.5,188.2 million and Ps.7,730.1 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2015, 2016 and 2017.

Cash Flows

Cash flows for the year ended December 31, 2017 as compared to cash flows for the year ended December 31, 2016

Cash and cash equivalents increased by Ps.2,541.9 million, or 49.0%, from Ps.5,188.2 million in 2016 to Ps.7,730.1 million in 2017, mainly due to Ps.6,168.7 million in net cash flows provided by operating activities, an increase of 9.4% from Ps.5,641.2 million in 2016. The increase in net cash provided by operating activities was primarily due to: (i) profit for the year of Ps.4,731.1 million (a 41.1% increase compared to 2016), and was partially offset by an increase in income taxes paid of Ps. 374.5 million. Net cash flows provided by operating activities was offset by net cash flows used in investing activities of Ps.1,938.6 million and net cash flows used in financing activities of Ps.1,687.3 million, this increase includes the issuance of debt securities in the amount of Ps.3,800.0 million.

Cash and cash equivalents were mainly used for: (i) dividend payments of Ps.3,006.3 million (Ps.1,503.1 million paid on August 15, 2017 and Ps.1,503.2 million paid on November 7, 2017); (ii) a capital distribution payment of Ps.1,750.2 million on May 8, 2017; (iii) purchases of machinery and equipment, improvements on leased buildings and concession assets and advance payments to suppliers of Ps.1,923.9 million; and (iv) payments of Ps.579.1 million to service the cost of debt.

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

On July 8, 2016, we issued a tranche of fifteen million five-year debt securities under the ticker symbol “GAP 16” at a nominal value of Ps.100 each, for a total value of Ps.1.5 billion, on which interest will be payable every 28 days at a variable rate of TIIE-28 plus 49 basis points. The principal is payable upon maturity on July 2, 2021. Proceeds from the issuance were allocated to finance investments set forth in our Master Development Programs for 2016 and the first quarter of 2017.

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

On November 9, 2017, we issued 23 million new five-year debt securities under the ticker symbol “GAP 17-2” at a nominal value of Ps.100 each, for a total value of Ps.2.3 billion, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 44 basis points, and the principal payable at maturity on November 3, 2022. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2018 and 2019.

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

As of December 31, 2017, we were in compliance with all covenants stipulated by these credit agreements.

Indebtedness in Jamaica

On September 14, 2007, MBJA entered into a loan with the IFC for up to U.S.$20.0 million. The loan bears interest at a variable rate of 6-month LIBOR plus 392 basis points, with semi-annual principal and interest payments and final maturity in February 2019. As of December 31, 2017, the balance outstanding under this facility amounted to U.S.$7.5 million (Ps.148.0 million).

As part of the IFC loan transaction described above, MBJA entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million and U.S.$0.5 million, in June 2007 and February 2009, respectively. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without a fixed maturity, and are subject to prepayment restrictions. As of December 31, 2017, the outstanding balance under this facility amounted to U.S.$11.4 million (Ps.225.9 million).

On December 12, 2012, MBJA entered into a second loan with IFC for U.S.$13.5 million. The loan bears interest at a variable rate of 6-month LIBOR plus 450 basis points, with semi-annual principal and interest payments and final maturity five years from each disbursement. As of December 31, 2017, the balance outstanding under this facility amounted to U.S.$3.7 million (Ps.73.5 million).

In 2014 MBJA signed two finance lease arrangements, one with SITA Information Networking Computing BV (SITA) for U.S.$1.8 million, for equipment and the other for software support for U.S.$1.2 million. Both leases are for seven years with a fixed interest rate of 8% per annum. Monthly lease payments total U.S.$0.05 million. As of December 31, 2017, the balance outstanding under this facility amounted to U.S.$1.8 million (Ps.35.4 million).

On December 28, 2017, we entered into loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for U.S.$40 million with a 7-year maturity. The loan generates interest at a variable rate of one-month LIBOR plus 285 basis points. Payments will be made on a semi-annual basis after 24 months.

As of December 31, 2017, we were in compliance with all covenants stipulated by these credit agreements.

Capital Expenditures

For the years ended December 31, 2015, 2016 and 2017, we had total capital expenditures of Ps.1.1 billion, Ps.1.9 billion and Ps.1.9 billion, respectively. During 2015, 2016 and 2017, 4.2%, 3.9% and 3.1%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and from the indebtedness described above.

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

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For the 2015, 2016 and 2017, the total of our investments allocated but unpaid were Ps.221.2 million, Ps.441.5 million and Ps.409.3 million, respectively.

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
	(thousands of pesos) (1)
2015	Ps.	1,123,882
2016		1,811,802
2017		1,801,399

(1)	Expressed in nominal pesos.

In 2017, we spent Ps.1.8 billion on capital expenditures in Mexico primarily for the rehabilitation of the runway and improvements to access roads at the Guanajuato airport, the expansion of the terminal building at the Guadalajara airport, the expansion of the general aviation aprons and the operational areas at the Hermosillo airport, improvements to the runways and aprons and extension of the checked baggage review system at the Los Cabos airport and improvements in operational areas and improvements of the terminal building in the Tijuana airport. In 2016, we spent Ps.1.8 billion on capital expenditures in Mexico, primarily for expansion and remodeling of terminal buildings and improvements to runways, taxiways and aprons at our Guanajuato, Guadalajara, Puerto Vallarta, Los Cabos and Tijuana airports. In 2015, we spent Ps.1.1 billion on capital expenditures in Mexico, primarily for expansion and remodeling of terminal buildings and improvements to runways and aprons at our Morelia, Guadalajara and Puerto Vallarta airports and acquisition of fire trucks at all airports.

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

On November 18, 2014, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from April 1, 2015 through December 31, 2019 estimated to cost approximately U.S.$37.9 million. The maximum regulated charges were determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program. It is our understanding that, under the terms of the Concession Agreement with the AAJ, these committed capital investments must be met over the 5-year period and not on an annual basis. In 2017, MBJA made investments of approximately U.S.$3.4 million in capital expenditures, primarily for expansion and remodeling of the terminal, improvements to the runway, apron and equipment. In 2016, MBJA made investments of approximately U.S.$2.4 million in capital expenditures, primarily for expansion and remodeling of the terminal and improvements to the runway and apron. In 2015, MBJA made investments of approximately U.S.$0.7 million in capital expenditures, which was fully dedicated to the replacement of equipment.

Share Repurchase Program

In the aggregate, as of December 31, 2017, we held 35,424,453 shares in our treasury worth approximately Ps.1.7 billion, at an average price of Ps.48.93 per share; as of April 13, 2018, we held 35,424,453 shares at an average price of Ps.48.93 per share.

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

At the General Ordinary Shareholder’s Meeting held on April 25, 2017, a share repurchase program for Series B shares was approved for a maximum amount of Ps.995 million for the twelve months following April 25, 2017. During the twelve months following April 25, 2017, we did not repurchase any shares.

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

Income Taxes

Under IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2015, 2016 and 2017, we recognized, within the deferred income tax asset, an estimated amount of recoverable asset tax paid of Ps.168.1 million, Ps.94.3 million and Ps.25.3 million, respectively, based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. As a result of changes in Mexican tax law (see “Item 5, Operating and Financial Review and Prospects – Overview – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring in 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports, and for ourselves, which has ten years to apply its tax loss. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. Based on our financial projections, up to December 31, 2017, we will recognize deferred income taxes based on that expectation. In 2015, we reduced the recoverable income taxes paid on dividends for a total amount of Ps.11.4 million. In 2016 and 2017, we did not pay income taxes on dividends as we did not believe we would recover those amounts in future years. Every year we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

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

Depreciation and Amortization

In light of the nature of our business and our concessions, we make certain assumptions and professional judgments regarding recognition of depreciation and amortization of our tangible and intangible assets. Depreciation of our tangible assets is calculated under the straight-line method based on the useful lives of the related assets. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis. To determine the amortization period of intangible assets, we focus either on the period over which they will generate future economic benefits or the concession term, whichever is less. We do not determine residual values for machinery, equipment, improvements and leased buildings as they are not considered to be material. As of the date of this filing, we have not made any changes to estimated useful life and depreciation and amortization methods for the years ended as of December 31, 2015, 2016 and 2017. We believe that the decisions made are the most reasonable based on information available, on the judgments made and the way in which we manage our operations.

Fair Value of the DCA Acquisition Assets

Under IFRS 3 – Business Combinations, an acquirer of a business accounts for the acquisition of a control position using the “acquisition method,” which generally recognizes the assets acquired and liabilities assumed at their acquisition-date fair values.

As a result of the DCA acquisition, we completed our measurement of the acquisition-date fair values of the acquired assets and assumed liabilities. DCA’s participation in SCL, however, was not recognized because the Santiago de Chile airport concession’s term expired on September 30, 2015. According to our estimates for 2018 and 2019, we expect to recover approximately Ps.11.0 million through dividends and capital repayments. During 2016, we recovered Ps.58.9 million through dividends and capital reductions.

Using this “acquisition method,” we measured an acquisition-date fair value of Ps.3,969.9 million for the net assets held by DCA and MBJA, comprising a non-controlling interest of Ps.852.8 million and a net asset value for our controlling interest of Ps.3,117.1 million. This acquisition-date fair value net asset amount, when compared to the total payment amount of Ps.2,927.4 million at the acquisition date, generates a bargain purchase gain in fair value of Ps.189.8 million, which is recognized in our consolidated statement of Profit or Loss and Other Comprehensive Income under Other Income in 2015.

Recently Issued Accounting Standards

The following are new or revised International Financial Reporting Standards that have been issued but are not yet effective:

Standard	Effective as of
IFRS 9 – Financial Instruments	January 1, 2018
IFRS 15 – Revenue from Contracts with Customers	January 1, 2018
IFRS 16 – Leases	January 1, 2019
Amendments to IFRS 2	January 1, 2018
Amendments to IFRS 10 and IAS 28	January 1, 2018
Amendments to IAS 40	January 1, 2018
Amendments to IFRSs	January 1, 2018
IFRIC 22	January 1, 2019

The following is a summary of these recently issued accounting standards, our expected adoption methods and timelines for their implementation, as well as our assessments of their impacts on our consolidated financial position and results of operations, if any.

IFRS 9, Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVOCI) measurement category for certain simple debt instruments.

IFRS 9 set forth the classification, measurement and derecognition of financial assets and liabilities, introduces new rules for hedge accounting and introduces a new impairment model for financial assets.

Key requirements of IFRS 9:

•

All recognized financial assets that are within the scope of IFRS 9 Financial Instruments are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading or contingent consideration recognized by an acquirer in a business combination) in other comprehensive income, with only dividend income generally recognized in profit or loss.

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

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. IFRS 9 introduces greater flexibility to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship.” Retrospective assessment of hedge effectiveness is also no longer required. IFRS 9 also introduces enhanced disclosure requirements about an entity’s risk management activities.

As of the date of our consolidated financial statements, we have evaluated how IFRS 9 will impact our consolidated statement of financial position and the consolidated results of operations. As part of this review, we performed a detailed assessment of the classification and measurement of financial assets, which contains three main categories for classification: measured at amortized cost, fair value through other comprehensive income (FVOCI) and FVTPL. The standard eliminates the existing categories of IAS 39 from being held for sale until maturity and available for sale; we do not maintain these types of financial assets, therefore they will not have an impact on our consolidated results.

With respect financial liabilities there will be no impact on our consolidated results because the requirements of the standard mainly affect the accounting records when they are designated at FVTPL and we do not have liabilities of this kind.

Likewise, we do not perform hedge accounting, therefore this new change will not affect our consolidated results.

As mentioned above, the new impairment model will be applied to financial assets classified at amortized cost, debt instruments measured at FVOCI, trade account receivable with customers in accordance with IFRS 15 and accounts receivable for leasing.  Due to our internal policies, detailed in Note 5 in the credit risk section, the credit risk with our customers is reduced where the airlines and commercial customers have granted cash guarantees to cover their operations, so the Company does not expect that when applying the new impairment model  the effects derived from such model will be material to the consolidated results.

We plan to take advantage of the exemption that allows us not to restate comparative information from previous periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities that may result from the adoption of IFRS 9 will generally be recognized in reserves and reserves retained as of January 1, 2018. Therefore, assets and financial liabilities before January 1, 2018 will be accounted under IAS 39.

However, the new standard introduces new requirements to make the disclosure and presentation broader, so a change in the nature and extent of our disclosures about financial instruments could be expected, especially in the year of adoption.

As of the date of this annual report on Form 20-F, we have successfully completed the adoption of IFRS 9, which encompassed a technical analysis of the IFRS 9 along with a deep review of the financial instruments. No significant impact has been determined for the consolidated financial statements of the Company.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations, when it becomes effective.

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

We plan to use the practical expedients for completed contracts. This means that completed contracts that started and ended in the same comparative period, as well as contracts that are contracts terminated at the beginning of the earliest period presented, are not restated.

According to how we recognize our revenue as described in Notes 3.o and 21, we concluded that we comply with the five steps with respect to the identification of revenue recognition according to IFRS 15 and the impact of adoption of this new standard will have no effect on such recognition. We are convinced that there will be no significant changes in our consolidated statement of financial position and in our consolidated statement of income and other comprehensive income, compared with the financial information that is currently reported and disclosed. However, the new standard introduces new requirements that make the disclosure and presentation broader, so a change in the nature and extent of our disclosures regarding revenues could be expected, especially in the year of adoption.

We will apply IFRS 15 under the “cumulative effect” method, which means that the comparative periods presented in the consolidated financial statements will remain unchanged and we will begin to apply IFRS 15 as of January 1, 2018. Therefore, contracts and related revenues before January 1, 2018 will remain accounted for under the previous revenue recognition standard. From the disclosure requirements perspective, we  have obtained a full understanding of the impact of the new disclosure requirements under IFRS 15 on our consolidated financial statements, thus we do consider that our financial reporting processes will provide us with the level of revenue disaggregation along with other data that will help us to comply with IFRS 15 disclosure requirements.

IFRS 16, Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 was issued in January 2017 and will supersede the current lease guidance including IAS 17 Leases and the related interpretations when it becomes effective.

IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases (off-balance sheet) and finance leases (on-balance sheet) are removed for lessee accounting and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees (i.e., all are on-balance sheet) except for short-term leases and leases of low-value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payment, including the impact of lease modifications, among others. Furthermore, the classification of cash flows will also be affected as operating lease payments under IAS 17 are presented as operating cash flows, whereas under the IFRS 16 model, the lease payments will be split into a principal and interest portion, which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, IFRS 16 substantially retains the lessor accounting requirements from IAS 17, and continues to require a lessor to classify a lease contract either as an operating lease or a finance lease, therefore the impact of lease contracts held by the Company as a lessor will not be substantial since such contracts will continue to be accounted for under the current accounting model. Furthermore, IFRS 16 also requires extensive disclosures that we would be able to comply with considering our financial reporting processes along with additional controls and activities to be implemented and monitored on a regular basis.

However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of twelve months or less and containing no purchase options (this election is made by class of underlying asset) and for leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by-lease basis).

IFRS 16 establishes different transitional provisions, including retrospective approach or the modified retrospective approach where the comparative period is not restated.

As of the date of our consolidated financial statements, we evaluated our operating leases and, as described in Notes 3.k and 33 thereto, the leases relate to the rent of spaces for corporate offices, utility vehicles and operating vehicles. As of January 1, 2019 we will maintain the same accounting model as set forth in IAS 17 for those contracts that at this date are expected to be terminated over the following twelve months or less (based on the contractual term of the lease agreement) with no renewal options to be exercised. Such short-term lease contracts relate mainly to transportation equipment.

We quantified the amounts of the lease contracts for a period of more than 12 months and according to the new requirements, the amounts quantified are not considered significant for the consolidated financial statements.

We the decided to apply IFRS 16 early on January 1, 2018, using the “modified retrospective approach” method for the transition to IFRS 16, which means that the comparative periods presented in the consolidated financial statements will remain the same. Therefore, leases before January 1, 2018 will be accounted for under the previous standard.

Amendments to IFRS 2, Classification and Measurement of Share-based Payment Transactions

The amendments clarify the following:

1.

In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments.

2.

Where tax law or regulation requires an Company to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority, i.e. the share-based payment arrangement has a ‘net settlement feature’, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature.

3.	A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows:

(i)	The original liability is derecognized;
(ii)

The equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

(iii)	Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

The amendments are effective for annual reporting periods beginning on or after January 1, 2018 with earlier application permitted. Specific transition provisions apply. Our management does not anticipate that the application of the amendments in the future will have a significant impact on our consolidated financial statements as  do not have any cash-settled share-based payment arrangements or any withholding tax arrangements with tax authorities in relation to share-based payments.

Amendments to IFRS 10 and IAS 28, Sales or contributions of assets between an investor and its associate/joint venture

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

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. Our management anticipates that the application of these amendments will not have an impact on  our consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 40, Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets, or has ceased to meet, the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that situations other than the ones listed in IAS 40 may evidence a change in use, and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

The amendments are effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. Entities can apply the amendments either retrospectively (if this is possible without the use of hindsight) or prospectively. Specific transition provisions apply.

The management of the Company expects that there may be some impacts as a result of these amendments.

Annual Improvements to IFRS Standards 2014-2016 Cycle

The Annual Improvements include amendments to IFRS 1 and IAS 28, which are not yet mandatorily effective for us. The changes also include amendments to IFRS 12, which is mandatorily effective for us in the current year. See Note 2.1 for more details.

The amendments to IAS 28 clarify that the option for a venture capital organization and other similar entities to measure investments in associates and joint ventures at FVTPL is available separately for each associate or joint venture, and that election should be made at initial recognition of the associate or joint venture. In respect of the option for a company that is not an investment company (“IE”) to retain the fair value measurement applied by its associates and joint ventures that are IEs when applying the equity method, the amendments make a similar clarification that this choice is available for each IE associate or IE joint venture. The amendments apply retrospectively with earlier application permitted.

Both the amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after January 1, 2018. Our management does not anticipate that the application of the amendments in the future will have any impact on our consolidated financial statements as we are neither a first-time adopter of IFRS nor a venture capital organization. Furthermore, we do not have any associate or joint venture that is an investment company.

IFRIC 22, Foreign Currency Transactions and Advance Consideration

IFRIC 22 addresses how to determine the “date of transaction” for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g., a non-refundable deposit or deferred revenue).

IFRIC 22 specifies that the date of transaction is the date on which the company initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, IFRIC 22 requires a company to determine the date of transaction for each payment or receipt of advance consideration.

The Interpretation is effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. Entities can apply IFRIC 22 either retrospectively or prospectively. Specific transition provisions apply to prospective application.

Our management does not anticipate that the application of the amendments in the future will have an impact on our consolidated financial statements, since we already account for transactions involving the payment or receipt of advance consideration in a foreign currency in a way that is consistent with the amendments.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
	Total		Less than 1 year (4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps.	1,066.1	Ps.	759.3	Ps.	306.8	Ps.	n/a	Ps.	n/a
Capital Development Program (7)		208.7		—		208.7		n/a		n/a
Purchase Obligations (2)		186.9		112.2		74.7		n/a		n/a
Debt		13,252.3		141.4		2,308.3		9,076.6		1,725.9
Interest from Debt (6)		3,166.4		809.2		1,368.6		720.1		268.5
Operating Lease Obligations (3)		28.2		6.3		21.5		0.4		n/a
Total	Ps.	17,908.7	Ps.	1,828.4	Ps.	4,288.6	Ps.	9,797.1	Ps.	1,994.4

(1)	Peso figures are expressed in constant pesos as of December 31, 2012, based on the Mexican PPI’s construction price index.
(2)

Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2014. For the peso calculation, we assume an average exchange rate of Ps.18.69 per U.S.$1.00 and an annual U.S. inflation rate of 1.5%. The amount ultimately to be paid in any year will depend on our profitability.

(3)	Includes leasing of buildings and vehicles, excludes MBJA leases.
(4)	Amount for less than one year corresponds to obligations for 2018.
(5)

In the fifth year of the Master Development Programs (2019), a negotiation will take place with the SCT to determine the new Master Development Programs commitments for the subsequent five-year period (2020-2024).

(6)

For the interest calculations, we determined the interest payments using an average fixed interest rate of 9.85% and an average variable rate of 5.83% for the loans contracted. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

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

At our April 26, 2017, General Ordinary Shareholders’ Meeting, no changes were made to the composition of our Board of Directors and all existing members were ratified. The Board of Directors was notified on February 22, 2018 of the replacement of Mr. Francisco Javier Marín San Andrés by Mr. José Manuel Fernández Bosh and the replacement of Mr. Rodrigo Marabini Ruiz by Juan José Álvarez Gallego, both members of the Board appointed by AMP. The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors, however, this composition could change in the Ordinary Shareholders Meeting to be held on April 25, 2018. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings .”

Name	Title	Director since	Age	Alternate
Laura Díez Barroso Azcárraga (1)	Chairwoman and Director (AMP)	April 21, 2015	66	Carlos Laviada Ocejo
Juan José Álvarez Gallego (1)	Director (AMP)	February 22, 2018	63	Alejandro Cortina Gallardo
Juan Gallardo Thurlow (1)	Director (AMP)	April 26, 2016	70	Eduardo Sánchez Navarro Redo
José Manuel Fernández Bosch (1)	Director (AMP)	February 22, 2018	49	Carlos Manuel Porrón Suárez
Alfredo Casar Pérez (2)	Director (appointed by Grupo México)	April 26, 2016	64	—
Carlos Cárdenas Guzmán (3)	Director (Independent)	September 22, 2011	67	—
Joaquin Vargas Guajardo (3)	Director (Independent)	April 16, 2012	64	—
Álvaro Fernández Garza (3)	Director (Independent)	February 26, 2014	50	—
Juan Díez-Canedo Ruíz (3)	Director (Independent)	April 23, 2014	67	—
Ángel Losada Moreno (3)	Director (Independent)	April 23, 2014	63	—
Roberto Servitje Achutegui (3) (4)	Director (Independent)	April 16, 2012	64	—

(1)	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
(2)	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.
(3)	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
(4)	On January 30, 2018, Mr. Servitje tendered his resignation. His replacement will be proposed during the 2018 General Ordinary Shareholder’s Meeting.

Laura Díez Barroso Azcárraga. Mrs. Díez Barroso is chairwoman of our board of directors since 2015 and chairwoman of Fundación GAP since its establishment in 2013. She is also a member of the board of directors of Telmex and Grupo Financiero Inbursa. Mrs. Díez Barroso began her career in publishing in 1979 as editor of the teen magazine, TU. In 1988 she founded Editorial Eres, and in 1995 Editorial Eres merged with Editorial Televisa. Mrs Díez Barroso was named Chairwoman of the Board and CEO until 2000. She currently invests in both public and private entities through the LCA Capital economic group, a family office she co-founded. She has previously served as a regular board member of Royal Caribbean International, ProMujer México, Telmex Internacional and the Fundación del Centro Histórico de la Ciudad de México, A.C. Mrs. Díez Barroso participates in philanthropic works in her role as chairwoman of Fundación GAP, president of the board of trustees of the museum of San Ildefonso College in Mexico City and board of director of the Centro Roberto Garza Sada.

Juan José Álvarez Gallego. Mr. Álvarez is Director of Aena Internacional at Aena, SME, SA. He is a member of the board of directors of AMP and of London Luton Airport Operations Limited. Since joining Aena in 1991 he has served in several management positions including, Director of Gerona Costa Brava Airport, Director of Tenerife Sur Airport, Director of the Canary Islands Group of Airports, Director of East Group of Airports, and Director of Group I of Airports of Aena. Previously, he worked at the Autonomous Body of National Airports (Organismo Autónomo de Aeropuertos Nacionales) and as airworthiness inspector at the General Civil Aviation Direction (Dirección General de Aviación Civil). He has been a lecturer at the Civil Engineering School of the Alfonso X University in Madrid. He has been a member of the ACI World Facilitation & Services Standing Committee. He is an aeronautical engineering graduate from the Madrid Polytechnic University, and attended the Senior Management Business Program (Programa de Alta Dirección – PADE) at the IESE Business School.

Juan Gallardo Thurlow. Mr. Gallardo was elected to our board of directors on April 26, 2016. Mr. Gallardo currently is the chairman of the board of directors of Organización CULTIBA (the holding company for GEPP and Grupo Azucarero), and the chairman of the board of Grupo Azucarero México, the largest sugar mill group in Mexico and Grupo GEPP, the exclusive bottling company of PepsiCo in Mexico. Mr. Gallardo is also a member of the board of directors of Caterpillar Inc. and Banco Santander (Mexico) S.A., as well as a member of the international advisory councils of Bombardier, Rabobank and Lafarge. Mr. Gallardo is a member of the Consejo Mexicano de Negocios, A.C. and of the Consejo Empresarial de América Latina. He was coordinator of COECE, a special ad-hoc alliance of all Mexican private sector organizations formed to promote increased trade between Mexico, the United States and Canada and the rest of the world, particularly in the context of NAFTA and the Free Trade Agreement with the European Union. Mr. Gallardo has a bachelor’s degree in law from the Escuela Libre de Derecho in Mexico City and completed the AD-II Top Management Course at IPADE in Mexico City. He was honored by the French Government with the Legion of Honor.

José Manuel Fernández Bosch.  Mr. Fernández is Aena’s Managing Director of Non-Regulated Business. He manages Commercial Businesses in Aena’s airports network, Aena’s Real Estate Development and Aena’s International Development. Previously, he served as Director of Commercial Services and Property Management at Aena. As CEO of Aena’s International Development, he supervises the management of the London Luton airport, where Aena is the controlling shareholder, two airports in Colombia (Cartagena de Indias and Cali) and the Company’s airports in México and Jamaica. He is a telecommunication engineer with a degree from the Universidad Politécnica de Madrid and an MBA from IESE Business School.

Alfredo Casar Pérez. Mr. Casar holds a bachelor’s degree in economics from the Autonomous Technological Institute of Mexico (ITAM), a degree in industrial engineering from Anahuac University and a master’s degree in economics from the University of Chicago. He has been a member of the board of directors of Grupo México since 1997. He was named Executive President of Grupo Ferroviario Mexicano S.A. de C.V. (“GFM”) and Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), on March 5, 2008, and he served as President and Chief Executive Officer of GFM and Ferromex since November 16, 1999. Previously, Mr. Casar served as director of development at Grupo Mexico S.A.B. de C.V. for two years after having served as Chief Executive Officer of Compañía Perforadora México, S.A. de C.V. and Méxican Chief Executive Officer of Compañía Constructora, S.A. de C.V., during 7 years. Mr. Casar is also a member of the board of directors of Grupo Mexico, GFM and Southern Copper Corporation (“SCC”).

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our Board of Directors since 2011.  He also serves as President of our Audit Committee. He is a Certified Public Accountant from the Universidad Autónoma de Guadalajara and a master’s degree in Tax Law from the Universidad Panamericana (IPADE). He is a retired partner of Ernst & Young Mexico after 39 years of active service, where he served as the Tax Partner in Charge during many years, and as member of it´s Executive Committee. Currently, he serves on the Board of Directors and, as member or President of Audit Committees of numerous large Mexican companies, including among others as Independent Board Member and President of the Audit Committee of Aleatica, S.A. (Subsidiary company of the Australian Fund IFM Investors),  Independent Board Member and Audit Committee member of Grupo Farmacias del Ahorro,  Independent Board Member and President of the Audit Committee of Reaseguradora Patria, S.A.,  Member of the Peña Verde SAB  Evaluation and Compensation Committee,  Independent Board Member and Audit Committee member of Anteris Capital Venture Lending Fund, Audit Committee member of Lockton México Agente de Seguros y de Fianzas S.A. de C.V., and  Former Board President of The American British Cowdray Medical Center, I.A.P. (Centro Médico ABC). He is also a member of several business and professional associations; most notably, he served as President of the Mexican Institute of Certified Public Accountants (IMCP) and of the Academy of Tax Studies of Public Accounting (AEF).

Joaquín Vargas Guajardo. Mr. Vargas was elected as an independent director to the Company’s board of directors on April 16, 2012. He is chairman of the board of directors of Grupo MVS Comunicaciones, S.A. de C.V., which includes, among others, radio stations such as MVS News, EXA FM and La Mejor, as well as DISH satellite television services and the television channel 52MX. He serves on the boards of directors of publically traded companies Vitro, Grupo Financiero Santander and Médica Sur. He is also a member of the boards of directors of El Universal newspaper, and Costamex, among others.

Álvaro Fernández Garza. Mr. Fernández was elected to our board of directors on February 26, 2014 as a provisional director nominee and was ratified as an independent director during the April 23, 2014 Shareholder Meeting. He serves as a General Director of Grupo ALFA and is member of the board of directors of Vitro, ALFA and CYDSA. He is also a member of the board of directors of the Museo de Arte Contemporaneo de Monterrey (MARCO), Grupo CitiBanamex and Georgetown University (Latin American Board). He is president of the board of the Universidad de Monterrey (UDEM). He holds a bachelor’s degree in economics from the University of Notre Dame, a master’s degree in business administration from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and an MBA from Georgetown University.

Juan Díez-Canedo Ruíz. Mr. Díez-Canedo Ruíz received a bachelor’s degree in economics from the Instituto Tecnológico Autónomo de Mexico (ITAM) in 1973 and a PhD in economics from the Massachusetts Institute of Technology (MIT) in 1980. In 1978 he began working at Banco de México, holding several positions until becoming head of Macrofinancial Programming and Economic Research, a position he held until 1988. In 1980, he obtained first place in the Banamex National Economics Award.  From 1989 to 1992, he was Deputy CEO of Banco Internacional (currently HSBC). From 1992 to 1994 he was Director General of the Banking area of Grupo Financiero Probursa; from 1995 to 1996 he was Executive Vice-president of Grupo Maseca (GRUMA); and from 1995 to 1999 he was Executive Vice-president of Grupo Financiero Banorte. From November 1999 to February 2001 he was CEO of CINTRA, the holding company of Aeroméxico and Mexicana de Aviación; from 2001 to 2009 he was President of Fomento y Desarrollo Comercial, S.A. de C.V.; and from 2009 to date, President and CEO of Financiera Local, S.A. de C.V. SOFOM ENR. He has been a professor at several institutions (ITAM and El Colegio de México, among others) and has published articles in specialized academic magazines in Mexico and the United States. He has been a member of the board of directors of companies such as Telmex, Alcatel, Banorte, Grupo Maseca, Grupo Gimsa, Deportes Martí, Fondo de Cultura Económica, among others. He is also member of the board of Agrofinanciera del Noroeste, TdA (Titulización de Activos, Madrid España) and the Regional Metropolitan Board of Grupo Financiero Banorte.

Ángel Losada Moreno. Mr. Losada was elected as an independent director to the Company’s board of directors on April 23, 2014. He is currently executive president and chairman of the board of directors and CEO of Grupo Gigante, S.A.B. de C.V. He is a member of the boards of directors of Banco Nacional de México, S.A. (Citi Banamex Group), the Federico Gómez Children’s Hospital and Laboratorios Novag. He has also served as chairman of the board of directors of the Mexican National Association of Retailers (Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., or ANTAD), as a director and member of the board of directors of the Food Marketing Institute of the United States and as member of the board of Mexico City’s National Chamber of Commerce. Mr. Losada holds a bachelor’s degree in business administration from Universidad Anáhuac.

Roberto Servitje Achutegui. Mr. Servitje was elected as an independent director to the Company’s board of directors on April 16, 2012. He has 25 years of experience in the food and beverage industry. He served as executive vice president and director of Grupo Bimbo, S.A., and as president of Grupo Altex S.A., a diversified agro-industrial group, since January 2000. He is also a member of the boards of directors of various companies, such as Grupo Elektra, Banco Azteca, Grupo Lacrem (in Barcelona, Spain) and Financiera Independencia. He also serves as co-chairman of Mexico’s “Vision for Sustainable Agriculture” at the World Economic Forum and as Treasurer of the Patronato de Arte Contemporáneo and of the Fundación Olga y Rufino Tamayo. Mr. Servitje received a degree in business administration from Universidad Iberoamericana and an MBA in marketing and finance from Northwestern University (Kellogg). Mr. Servitje tendered his resignation in January 2018. His replacement will be proposed during the 2018 General Ordinary Shareholder’s Meeting.

During 2017, the attendance to the sessions of Corporate Governance was of 93.1%.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Fernando Bosque Mohíno	Chief Executive Officer	January 1, 2011	64
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	47
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	65
Jorge Luis Valdespino Rivera	Director of Human Resources	August 21, 2006	54
Tomás Enrique Ramírez Vargas	Director of Commercial Activities	August 1, 2013	37
José Ángel Martínez Sánchez	Director of Technical Operations	May 7, 2016	42

Fernando Bosque Mohíno. Mr. Bosque was appointed on December, 13, 2010 as CEO by the Board of Directors. From January 1, 2011 to December 2010, he served as the CEO of MBJA, appointed by Abertis. He has over 35 years of experience in the airport industry, beginning his career in 1976 in the Federal Aviation and Transportation Department in Spain. He has extensive knowledge of the airport industry, having previously been Director of Administration in Aena and CFO of Aena International, one of our strategic partners. He has served as a member of some governance bodies of ASUR, working as Ferrovial´s Concession Director, and consequently has a strong understanding of the privatization structure of the Mexican airports. Mr. Bosque is graduate in economics and business administration from the Universidad Autónoma de Madrid, Spain.

Saúl Villarreal García. Mr. Villarreal was named our CFO effective on February 25, 2015. He joined the Company in October 2003 and has been responsible for overseeing Corporate Administration since that time; as a result, he has vast experience and knowledge of the Company, mainly from an Administrative and Financial Management aspect. In 2006, he participated in the Initial Public Offering process and more recently participated in the issuance of debt securities on the local market. Mr. Villarreal is a public accountant from the University of Guadalajara, with an MBA from the same university and a master’s degree in finance with a concentration in international accounting from the Universidad Panamericana.

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

Tomás Enrique Ramírez Vargas. Mr. Ramírez was named our Director of Commercial Activities in August 2013. He joined our company in 2007 as the Commercial Development Manager. Previously, he worked for Deloitte and Promotora y Operadora de Infraestructura (Pinfra). In addition, he was part of our Aeronautical Revenues and Air Service Development team from 2004 to 2006. Mr. Ramírez holds a bachelor’s degree in management and finance from the Universidad Panamericana and has a joint MBA from the Thunderbird School of Global Management and the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

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

For 2017, the aggregate compensation paid to our directors designated by our Series B shareholders was approximately Ps.5.4 million. The compensation paid to the director appointed by Grupo México was of approximately Ps.0.9 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors receive a base annual compensation of approximately U.S.$44,100 for their service on our board of directors. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee receives an additional 35% of the base annual compensation; members of our Audit Committee receive 20% of the base annual compensation; and members of our Acquisition Committee and our Compensation Committee receive 10% of the base annual compensation.

The compensation paid to our six executive officers amounted to Ps.28.6 million in 2017, of which 69% was salary, 29% was bonuses and 2% was other compensation. We have not established any pension, retirement or similar benefits or arrangements for these individuals through 2017. However, in 2016 we established a new long-term cash bonus incentives plan for our executives, which seeks to encourage the retention and development of key management within the Company. The executive officers’ rights to exercise this compensation plan will vest at the end of 2019, subject to achieving certain performance and profitability targets for the Company, including share price, distributions to shareholders, operating profitability, net income and capital expenditures.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, shall have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Fernando Bosque Mohíno, CEO, who chairs the committee; Carlos Alberto Rohm Campos; Alejandro Cortina Gallardo; Saúl Villarreal García, Chief Financial Officer; Tomás Enrique Ramírez Vargas, Director of Commercial Activities; and José Ángel Martínez Sánchez, Director of Technical Operations. Carlos Manuel Porrón Suarez, Santiago Riveroll and Carlos Laviada Ocejo serve as alternates for Fernando Bosque Mohíno, Carlos Alberto Rohm Campos and Alejandro Cortina Gallardo, respectively.

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

Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Carlos Laviada Ocejo and Joaquin Vargas Guajardo. Eduardo Sánchez Navarro Redo was elected to serve as an alternate member to Carlos Laviada Ocejo. A secretary has also been appointed who is not a member of the committee.

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

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2015	2016	2017 (2)
By category of activity:
Airport operations	523	534	585
Airport maintenance	142	144	208
Administration (1)	213	217	300
Fundación GAP	7	16	24
By geographic location:
Guadalajara	139	146	194
Tijuana	84	91	109
Los Cabos	78	81	109
Puerto Vallarta	86	87	113
Hermosillo	54	54	66
Guanajuato	53	54	70
La Paz	43	43	53
Mexicali	44	44	52
Aguascalientes	44	44	48
Morelia	47	47	51
Los Mochis	39	39	45
Manzanillo	33	34	38
Total (1)	885	911	1,117

(1)	Total at December 31, 2015, 2016 and 2017 includes 141, 147 and 169 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.
(2)	As of December 31, 2017, CORSA employed 480 people, SIAP employed 540 people, PCP employed 73 people and Fundación GAP employed 24.

As of December 31, 2017, 57.0% of our employees were non-unionized employees. The remaining 43.0% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of ASA as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to each one of our twelve airport subsidiaries; which is negotiated by the respective local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2016, we successfully renegotiated our collective bargaining agreements, thereby securing a favorable and productive work environment for our employees for 2017 and 2018. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During October 2018, we will begin renegotiating our collective bargaining agreements.

We offer a savings plan available to all of our Mexican employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2015, 2016 and 2017, we made a total of Ps.17.0 million, Ps.17.7 million and Ps.22.0 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Mexican Treasury Department.

Employees in Jamaica

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees in Jamaica

	December 31,
	2015	2016	2017
By category of activity:
Airport operations	71	76	78
Airport maintenance (1)	48	48	49
Administration	49	31	33
Total	168	155	160

(1)	Total at December 31, 2017 includes 22 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainages and general labor tasks.

As of December 31, 2017, 32.5% of MBJA’s employees, comprising management and contract staff, were non-unionized employees and the remaining 67.5% employees were unionized. The unionized employees are members of two local trade unions: the Trade Union Congress (“TUC”) and Union of Technical, Administrative, and Supervisory Personnel (“UTASP”).

On December 16, 2016, MBJA and the TUC amicably agreed and executed the current collective bargaining agreement covering the period from March 1, 2016 to February 28, 2018. Forty-eight employees from MBJA’s maintenance, engineering and emergency response service teams are members of the TUC.

On December 12, 2016, MBJA and the UTASP amicably agreed and executed the current collective bargaining agreement covering the period from April 1, 2016 to March 31, 2018. Sixty employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP.

MBJA’s collective bargaining agreements with TUC and UTASP are expected to commence negotiations for the new contract period (2018-2020) in the second quarter of 2018, with the aim of securing a favorable and productive work environment for MBJA’s employees. The new collective bargaining agreement for TUC will cover the period from March 1, 2018 to February 28, 2020; and for UTASP from April 1, 2018 to March 31, 2020.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of January 9, 2018:

Major Shareholders

	Number of Shares		Percentage of Total Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	13,519,900	84,150,000	2.4%	15.0%
Grupo México S.A.B. de C.V. (1)	71,837,430	—	12.8%	—
Weston Hill Equity Holdings, LP (2)	39,197,385	—	7.0%	—
Public (3)	352,295,285	—	62.8%	—

(1)	Based on the Schedule 13D (Amendment 38) filed on January 9, 2018, by Grupo México.
(2)

As reported to the CNBV on June 30, 2017, by Weston Hill Equity Holdings, LP. Mr. Laviada is a general partner of Weston Hill Equity Holdings, L.P. In addition, Mr. Laviada and Mrs. Díez Barroso are investors in CMA, which owns 66.66% of AMP. Mr. Laviada directly beneficially owns 150,000 Series B shares, and Mrs. Díez Barroso directly beneficially owns 430,000 Series B shares. Consequently, they may be deemed to share an indirect beneficial ownership of 52,165,195 Series B shares, representing 9.3% of our total capital stock (excluding the 84,150,000 BB shares beneficially owned directly by AMP).  See “Item 4, Information on the Company —History and Development of the Company – Investment by AMP.”

(3)

As of December 31, 2017, we held 35,424,453 shares in treasury as a result of our Share Repurchase Programs. These shares have not been cancelled and may be resold into the market from time to time.  See “Item 16E, Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

AMP holds all of our Series BB shares, representing 15% of our total capital stock. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.” As of January 9, 2018, approximately 9.8% of our Series B shares were held in the form of ADSs, and 84.0% of the holders of our ADSs (65 holders, including The Depository Trust Company) had registered addresses in the United States.

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

Under the terms of the participation agreement and the trust agreement, AMP’s designated “Mexican” and “operating” partners were required to maintain their 25.5% ownership interest in AMP until August 25, 2014. On November 19, 2014, CMA and DCA entered into a stock purchase agreement and formalized the transaction through which CMA purchased from DCA 792,800,000 shares, representative of 33.33% of the capital stock of AMP. Although CMA became 66.66% owner of the capital stock of AMP as a result of this transaction, CMA and AENA have agreed that AENA’s consent is required with respect to certain significant actions or decisions.

RELATED PARTY TRANSACTIONS

Arrangements with AMP and its Affiliates

The rules for the sale of the Series BB shares required AMP, us and the SCT to enter into a participation agreement, which established the framework for the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Since the time our concessions were granted and pursuant to the technical assistance agreement and the participation agreement, AMP and its shareholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports, thereby helping us develop and improve our airports and the services they provide. Under the technical assistance agreement and the participation agreement, we have obtained a variety of services from AMP, including airport operating and security advice, direction on the development of commercial projects, identification of new investment opportunities and assessments of different international projects, including the acquisition of the Montego Bay International Airport in Jamaica. The active participation of AMP in our operations as a result of the technical assistance agreement and the participation agreement is a competitive advantage that has become an essential part of our operations and results growth as can be seen in the financial information. See “Item 5, Operating and Financial Review and Prospects – Overview.”

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

The technical assistance fee is equal to the greater of U.S.$4.0 million adjusted annually for inflation (measured by the U.S. CPI) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings.

The technical assistance agreement allows AMP, its shareholders and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a bidding process with at least three unrelated parties. This process is described in “Item 6, Directors, Senior Management and Employees – Board Committees.”

In 2015, we recognized expenses of Ps.2.3 million (U.S.$111.0 thousand) paid to AMP. In 2016, we recognized travel expenses of Ps.2.3 million (U.S.$109.6 thousand) paid to AMP. In 2017, we did not recognize any expenses paid to AMP. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.234.9 million (U.S.$11.4 million), Ps.301.8 million (U.S.$14.6 million) and Ps.357.4 million (U.S.$18.2 million) for 2015, 2016 and 2017, respectively.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV for the construction, operation, maintenance and use of a cross-border walkway (“the CBX”), with each party responsible for the section of walkway corresponding to such party’s side of the U.S.-Mexico border. The CBX aims to facilitate the flow of passengers in both directions across the border with the presentation of a valid boarding pass. The contract has been in effect since April 8, 2013 and expires with the expiration of the Tijuana airport concession. The CBX began operations on December 9, 2015, and as of December 31, 2016, it had been used by approximately 1.3 million passengers. During the year ended December 31, 2017, the CBX was used by approximately 1.9 million passengers. The agreement establishes that OTV must pay the Tijuana airport a fixed fee for every passenger that uses the CBX as compensation for the reduction in non-aeronautical services revenues from parking, taxi, bus, retail, car rental and money exchange services. In 2016 and 2017, the Tijuana airport invoiced and collected Ps.33.1 million and Ps.44.0 million, respectively, under this agreement. For more information, see Note 32 of our audited consolidated financial statements.

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

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws void. The plaintiffs are Grupo México and its subsidiary ITM. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our bylaws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance, and referred the proceeding to the second chamber of the Supreme Court. On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws under Article 48, Section III of the Mexican Securities Law and remanded the case to the intermediate appellate court. Consequently, the challenges initiated by Grupo México and ITM against these articles have been definitively concluded. In accordance with the decision of the Mexican Supreme Court, the Superior Court of Mexico City: (i) declared that Grupo México and ITM are in violation of our bylaws, resulting from the fact that together they hold more than the 10% of our capital stock; (ii) ordered the sale by GM and ITM of the Series “B” shares held in excess of 10% of our capital stock; and (iii) instructed that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the laws of Mexico and Article XII of our bylaws. Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the Grupo México complaint was declared unfounded. Despite this finding, we still expect that the Mexican Supreme Court will issue a new, binding decision on procedures for compliance with the decision of the Superior Court of Mexico City regarding the disposition of shares exceeding 10% of our capital stock. We have filed a complaint seeking fees and expenses. As of the date of this filing, and according to the last Schedule 13D filed with the SEC, Grupo México owns 12.8% of our outstanding shares. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholder – Certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition or results of operations.”

Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings

General Ordinary Shareholders’ Meetings of April 16, 2012, April 16, 2013, and April 23, 2014

Grupo México and its subsidiary, ITM, have filed lawsuits seeking to void shareholder resolutions adopted at each of our General Ordinary Shareholders’ Meetings from 2012 to 2014. As a result of a motion filed by us to join these three related actions with the proceedings regarding the Extraordinary Shareholders’ Meeting held on September 25, 2012, the issues in each case will be resolved together with the trial seeking to nullify the resolutions adopted at the Extraordinary Shareholders’ Meeting held on September 25, 2012. The court delivered a judgment that absolved us and declared that the resolutions adopted in the General Ordinary Shareholders’ Meetings were valid. Grupo México appealed that judgment. On September 2, 2016, Grupo México requested that the Supreme Court review the cases; however, on February 8, 2017, the Supreme Court determined not to review the matter. Both parties filed amparos with the lower court. On April 27, 2017, the lower court denied Grupo Mexico and ITM’s appeal. However, Grupo Mexico and ITM re-filed for review before the Mexican Supreme Court based on constitutional questions. On July 7, 2017, the Mexican Supreme Court agreed to review the constitutional questions. We filed an appeal for a joint application for judicial review (revisión adhesiva). A decision on this new appeal to the Mexican Supreme Court remains pending.

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

As a result of a motion we filed to join this case with the three pending related actions discussed above, the issues in this case will be resolved together with the trial seeking to nullify the resolutions of the General Ordinary Shareholders’ Meetings held on April 16, 2012, April 16, 2013, and April 23, 2014. As a result, these matters are still pending, and, as of the date of this report, Indeval continues to hold the funds allocated for the capital reduction. We expect that Indeval will continue holding the funds until the injunction is resolved judicially. However, in September 2017, we filed a petition with Indeval to release the funds based on the fact that the preliminary injunction granted to Grupo Mexico was not directed at Indeval. As of the date hereof, we have not received a response from Indeval.

Grupo México, S.A.B. de C.V. and certain of its subsidiaries challenge our participation agreement with AMP

ITM, a subsidiary of Grupo México, filed a legal proceeding against us on November 4, 2011, seeking to void AMP’s ownership of our Series BB shares as granted by the participation agreement between AMP and us, which would result in the termination of AMP’s veto, appointment of executives and other special rights. Additionally, ITM’s suit sought the repayment of all economic benefits conferred by us upon AMP during the period in which AMP has held our shares. We filed an initial reply in this proceeding on November 25, 2011. On March 7, 2012, we were notified by our external legal counsel that a ruling was issued in our favor, which found a lack of jurisdiction by the civil court due to the administrative nature of the claim. Although we received notice that this proceeding had concluded, a federal court later granted a direct amparo appeal that had been filed by Grupo México on June 6, 2012. Therefore, on July 13, 2012, the legal proceeding was recommenced in the appropriate federal civil court. On October 22, 2013, we filed briefs responding to the plaintiff’s arguments. On October 31, 2017, a ruling was issued in our favor finding ITM’s claim without standing. ITM filed an appeal, and consequently, we also appealed, seeking to strengthen certain decisions made in the ruling in our favor. As of the filing of this report, the appeals in this case are still pending.

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

Guadalajara

Similarly, in the case of Guadalajara International Airport, in 2009 two different ejidos commenced proceedings before an agrarian court (Tribunal Superior Agrario) against the SCT, seeking to void the expropriation decree of 1975. The case was transferred to the federal justice system, and in a November 2010 ruling in favor of the ejidos, the district court ordered the return of all expropriated property to the ejidos and thus voided the specific concession granted to us on expropriated land. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed this decision. On July 10, 2012, the appellate court reversed and remanded the decision, and on July 31, 2014, the district court issued a new judgment in favor of one of the ejidos, El Zapote, which both our Guadalajara airport and the federal authorities again appealed. On April 14, 2016, an appellate court issued a definitive decision on the matter declaring that although the rights of the ejido to challenge the appraised value of their land were violated, the land could not be returned to them. Furthermore, the court concluded that our concession was valid. The decision is now in the enforcement phase. On January 13, 2017, federal authorities notified El Zapote of the new appraisal for the disputed property as part of the enforcement phase. The ejido has challenged this appraisal and, consequently, the enforcement phase is pending final resolution. In addition, during various periods of 2016 and 2017, members of the ejido blocked access to commercial areas of Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenue losses of Ps.19.2 million (19.4% of our total car parking charges at the airport for 2016) in 2016 and losses of  Ps.9.0 million during 2017 (7.9% of our total car parking charges at the airport for 2017). On February 17, 2017, we were notified of a new legal proceeding before an agrarian court instituted by El Zapote against the federal government. This proceeding alleges similar facts to the initial case and claims the same disputed property that was the subject of the initial case. This legal proceeding is in its initial phases, and we have joined as an interested third party.

With respect to the second ejido, Santa Cruz del Valle, the district court’s ruling that the Mexican government’s 1975 expropriation decree was illegal was confirmed by the appellate court and is subject to enforcement against the Mexican government. On August 22, 2016, the district court ordered that their decision be carried out. We have appealed this decision. The Mexican government is seeking restitution through financial compensation, but we can provide no assurance that the Mexican government will prevail in this action.

In February 10, 2014, our Guadalajara airport received a notice from the district court regarding a proceeding by the ejido San José del Valle claiming approximately five hectares within the airport’s possession. Currently, this case is in the evidentiary stage.

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

On October 24, 2014, the Tijuana municipal authority issued a requirement for payment of Ps.233.7 million in real estate taxes covering the period from 2000 to 2014. On November 13, 2014, we filed an administrative proceeding for annulment against this requirement, which we consider to be unfounded. On October 29, 2014, the municipal authority revoked the requirement as unfounded, however, on November 26, 2014, the authority issued a different requirement for payment of Ps.234.8 million in property taxes for the period from 2000 to 2014, which we again challenged on December 19, 2014. With respect to the municipal authority’s request for us to post a collateral bond guaranteeing the entire amount in question, the court granted judgment in our favor and suspended the requirement, which we had challenged on the grounds that we have already guaranteed part of the amount in previous proceedings. Currently, this case is in the evidentiary stage.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.1.1 billion (historical value) at December 31, 2017 (excluding reserve amounts corresponding to 2017 net income).

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

We paid aggregate dividends of Ps.1,744.9 million in 2015, Ps.2,139.1 million in 2016 and Ps.3,006.3 million in 2017.

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

As of December 31, 2017, we had accumulated approximately Ps.4.7 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

	U.S.$ per ADR (1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2013	42.55	65.95	56.61	80.76
2014	48.65	75.13	63.37	98.75
2015	57.51	96.58	89.09	161.21

	U.S.$ per ADR (1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2016	76.79	108.17	140.19	197.95
First Quarter	76.79	88.71	140.19	154.14
Second Quarter	87.83	103.67	153.99	194.16
Third Quarter	87.68	108.17	173.75	197.95
Fourth Quarter	78.43	104.65	163.10	194.47

	U.S.$ per ADR (1)		Pesos per Series B Share
Year ended December 31,	Low	High	Low	High
2017	72.98	118.81	159.87	210.17
First Quarter	72.98	97.92	159.87	184.18
Second Quarter	99.23	113.32	183.75	206.25
Third Quarter	102.53	118.81	186.40	210.17
Fourth Quarter	89.18	106.16	170.63	202.97

	U.S.$ per ADR (1)		Pesos per Series B Share
Current Year:	Low	High	Low	High
First Quarter	94.37	108.89	178.22	206.37

	U.S.$ per ADR (1)		Pesos per Series B Share
Monthly Prices:	Low	High	Low	High
November 2017	89.18	99.55	170.63	185.49
December 2017	101.45	106.16	194.37	202.97
January 2018	101.67	108.89	193.41	206.37
February 2018	94.37	106.43	178.22	194.52
March 2018	95.98	101.79	179.63	189.08
April 2018 (2)	98.93	110.48	181.00	199.89

(1)	10 Series B shares per ADR.
(2)	As of April 18, 2018.

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

During 2010, our Audit Committee proposed to our board of directors an amendment to our bylaws relating to the Corporate Practices articles (Practicas Societarias, as described in the Mexican Securities Market Law) in order to more closely align our bylaws with the terms of the Mexican Securities Market Law with respect to Corporate Practices.  After reviewing the amendment proposal, our board of directors instructed the Audit Committee to submit the proposal to the CNBV to obtain their opinion regarding how the amended articles compared with the Mexican Securities Market Law, specifically as it relates to Corporate Practices.  In response, the CNBV provided recommendations both with respect to the Corporate Practices articles as well as with respect to other articles contained in the proposed amendment.  We accepted the CNBV’s recommendations and re-submitted the proposed amendments to the CNBV.  As of the date of this report, we have not received a response from the CNBV.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 13, 2018:

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

At the General Ordinary Shareholders’ Meeting held on April 21, 2015, we declared a dividend of Ps.1,744.9 million, or Ps.3.32 per common shares outstanding. The first payment for that dividend in the amount of Ps.956.5 million was made on August 21, 2015, and the remaining Ps.788.4 million was paid on November 4, 2015. In an Extraordinary Shareholders’ Meeting also held on April 21, 2015, our shareholders approved an additional capital distribution of Ps.1,408.5 million, or Ps.2.68 per outstanding share.  The payment was made on May 15, 2015.

At the General Ordinary Shareholders’ Meeting held on April 26, 2016, we declared a dividend of Ps.2,139.1 million, or Ps.4.07 per common shares outstanding. The first payment for that dividend in the amount of Ps.1,198.3 million was made on August 25, 2016, and the remaining Ps.940.8 million was paid on November 18, 2016. In an Extraordinary Shareholders’ Meeting also held on April 26, 2016, our shareholders approved an additional capital distribution of Ps.1,750.2 million, or Ps.3.33 per outstanding share.  The payment was made on May 9, 2016.

At the General Ordinary Shareholders’ Meeting held on April 25, 2017, we declared a dividend of Ps.3,006.3 million, or Ps.5.72 per common shares outstanding. The first payment for that dividend in the amount of Ps.1,503.1 million was made on August 15, 2017, and the remaining Ps.1,503.2 million was paid on November 7, 2017.  In an Extraordinary Shareholders’ Meeting also held on April 25, 2017, our shareholders approved an additional capital distribution of Ps.1,750.2 million, or Ps.3.33 per outstanding share.  The payment was made on May 8, 2017.

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

TAXATION

The following summary contains a description of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs, that is a “non-Mexican holder” (as defined below), and that is fully eligible for benefits under the Tax Treaty, as defined below (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary of U.S. tax considerations deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as entities treated as a partnership for U.S. federal income tax purposes or a partner in such partnership, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding shares by vote or value, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax or net investment income tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and investors holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. The summary of Mexican tax considerations does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the Series B shares or ADSs and does not address all of the Mexican tax consequences that may be applicable to specific holders of the Series B shares or ADSs (including a holder that controls the Company, an investor that holds 10% or more of the Series B shares or ADSs by vote or value or holders that constitute a group of persons for purposes of Mexican law that controls the Company or that holds 10% or more of the Series B shares or ADSs by vote or value, or a holder that is a resident of Mexico or that is a corporation resident in a tax haven (as defined in the Mexican Income Tax Law)). In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United States of America (hereinafter “United States”) and the United Mexican States (hereinafter “Mexico”) as in effect on the date of this annual report on Form 20-F, including the provisions of The Convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, together with related Protocols and Competent Authority Agreements (hereinafter “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

Subject to certain exceptions for short-term and hedged positions, so long as certain holding period and other requirements are met, the U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year.

Subject to certain exceptions for short-term and hedged positions, Mexican withholding tax imposed on distributions with respect to Series B shares or ADSs will generally give rise to a foreign tax credit or deduction against U.S. federal income tax liability. For purposes of applying the foreign tax credit limitation, dividend distributions generally constitute foreign-source, passive category income (or in the case of certain U.S. holders, general category income). The use of foreign tax credits is subject to complex rules and limitations. U.S. holders are urged to consult their tax advisors whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Subject to applicable tax treaties, any gain on the sale of our Series B shares by any holder is subject to a 10% withholding tax in Mexico on the net gain from the sale if the transaction is carried out through the Mexican Stock Exchange. These taxes are paid through withholdings made by the financial intermediary. However, these withholdings will not be applicable to a non-resident holder that demonstrates (before the relevant financial intermediary) residence in a country with which Mexico holds a tax treaty to avoid double taxation.

In accordance with current Mexican tax law, any gain on the sale or transfer of ADSs through a securities market recognized by the Mexican Tax Code (Codigo Fiscal de la Federacion), including the NYSE, by any non-resident holder who resides in a country with which Mexico holds a tax treaty is exempt from income tax payment in Mexico. However, the current Mexican tax law is not clear with respect to the treatment of sales of ADSs by non-resident holders who also do not reside in a country with which Mexico has a tax treaty.

The sale or transfer of shares not in the form of ADSs outside of the Mexican Stock Exchange will give rise to a 25% Mexican withholding tax on the gross proceeds realized from the transaction. Subject to certain exceptions, a non-Mexican holder may elect to pay taxes on the gains realized from the sale of shares on a net basis at a rate of 35.0%.

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder will generally recognize gain or loss in an amount equal to the difference between the amount realized and such U.S. holder’s tax basis in the Series B shares or ADSs (in U.S. dollars). Such gain or loss will generally be capital gain or loss. Gain or loss recognized by a U.S. holder on such sale or other disposition generally is treated as long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs had been held for more than one year. Long-term capital gain recognized by a non-corporate U.S. holder is taxable at reduced rates. The deduction of a capital loss is subject to limitations. A U.S. holder that receives non-U.S. currency from a sale or other disposition of the Series B shares or ADSs generally will recognize an amount equal to the U.S. dollar value of such non-U.S. currency on the date the Series B shares or ADSs are disposed of. A cash basis or electing accrual basis taxpayer will determine the U.S. dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale. If an accrual basis U.S. holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder will have a tax basis in any non-U.S. currency received in respect of the sale or other disposition of its Series B shares or ADSs equal to its U.S. dollar value calculated at the exchange rate in effect on the date of such sale or other disposition (or in the case of a cash basis or electing accrual basis taxpayer the exchange rate in effect on the date of the receipt).

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

U.S. Backup Withholding Tax and Information Reporting Requirements

Dividends paid on, and proceeds from the sale or other disposition of, the Series B shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

U.S. Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar but collected in pesos based on the average exchange rate for the prior month. In 2015, 2016 and 2017, approximately 29.7%, 28.9% and 29.8%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2015, 2016 and 2017, 33.1%, 34.0% and 33.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). A depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues. Approximately 25% of our 2017 aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 18% of our consolidated costs and expenses are denominated in U.S. dollars. Based upon a 10% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2017, we estimate that our revenues would have increased by approximately Ps.276.3 million, and our costs and expenses would have increased approximately Ps.109.5 million.

As of December 31, 2015, 4.6% of our cash and marketable securities were denominated in U.S. dollars and 1.3% were denominated in euros. As of December 31, 2016, 4.9% of our cash and marketable securities were denominated in U.S. dollars and none were denominated in euros. As of December 31, 2017, 20.4% of our cash and marketable securities were denominated in U.S. dollars and 0.4% were denominated in euros.

In 2015, we obtained U.S.$191.0 million in loans, with which we financed 100% of the acquisition of DCA and we had a total of U.S.$229.6 million in U.S. dollar-denominated debt as of December 31, 2015. In 2016, we did not incur any additional U.S. dollar indebtedness, and, as of December 31, 2016, we had U.S.$223.3 million in U.S. dollar-denominated debt. In 2017, we did not incur any additional U.S. dollar indebtedness, and as of December 31, 2017, we had U.S.$215.5 in U.S. dollar-denominated debt. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2015, 2016 and 2017, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

In the recent past, we have funded the majority of our capital expenditures with bank loans. However, due to a strategic shift, we now expect to fund the most significant portion of our capital investments through debt issuances on the Mexican capital markets, subject to market conditions.

On February 20, 2015, we issued Ps.2.6 billion in long-term debt securities in two tranches. The first tranche, “GAP 15,” was for Ps.1.1 billion, has interest payable every 28 days at a variable rate of TIIE-28 plus 24 basis points and matures in 5 years on February 14, 2020. The second tranche, “GAP 15-2,” was for the remaining Ps.1.5 billion and has interest payable every 182 days at a fixed rate of 7.08%. The GAP 15-2 certificates mature in 10 years on February 7, 2025. The proceeds of both these tranches were used to repay all our previously outstanding bank debt, and the remainder was used to finance capital investments set forth in our Master Development Programs for 2015. On January 29, 2016, we reopened issued a total of Ps.1.1 billion in additional GAP-15 debt securities on the Mexican debt capital markets, which was allocated to finance capital investments set forth in our Master Development Programs for 2016. Interest is payable every 28 days at a variable rate of TIIE-28 plus 24 basis points. The reopened GAP-15 debt securities mature on February 14, 2020. On July 8, 2016 we issued a total of Ps.1.5 billion in new “GAP 16” debt securities on the Mexican market. Proceeds from the issuance were allocated to finance the investments set forth in our Master Development Programs for the second half of 2016 and the first quarter of 2017. Interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points. The maturity of these bond certificates will be 5 years, and the principal payment will be repaid upon maturity, on July 2, 2021.  On April 6, 2017 we issued a total of Ps.1.5 billion in new “GAP 17” debt securities on the Mexican market. Proceeds from the issuance were allocated to finance the investments set forth in our Master Development Program for 2017. Interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points. The maturity of these bond certificates will be five years, and the principal payment will be repaid upon maturity, on March 31, 2022. On November 9, 2017 we issued a total of Ps.2.3 billion in new “GAP 17-2” debt securities on the Mexican market. Proceeds from the issuance were allocated to finance the investments set forth in our MDP for 2017, 2018 and 2019. Interest is payable every 28 days at a variable rate of TIIE-28 plus 44 basis points. The maturity of these bond certificates will be five years, and the principal payment will be repaid upon maturity, on November 3, 2022. As of December 31, 2017, we had approximately Ps.7.5 billion in variable rate debt issued and Ps.1.5 billion in fixed rate debt issued, for a total of Ps.9.0 billion.

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

During 2017, we paid (i) Ps.440.8 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 7.05% plus a contractual fixed spread and average LIBOR rate of 1.5% plus a contractual fixed spread , and (ii) Ps.138.3 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase of the TIIE-28 and the LIBOR rate, we estimate that our interest expense would have increased by Ps.112.1 million.

In 2016, we contracted hedges with an interest rate floor and two interest rate collars, such that if the relevant rate surpasses the level established (strike) in the contract, the cap generates positive cash flows, which offsets the negative effects of the increase in the interest rates from the underlying bank loans. The derivative financial instruments are negotiated in the over-the-counter (OTC) market, through national and international banks. The hedge covered by the cap is for the GAP 15 debt securities, the first reopening issued in February 2015, the reopening issued in January 2016 and the loans for the acquisition of DCA contracted in January and February 2016 with Bank of Nova Scotia and BBVA Bancomer, which are described in the table below.

On May 2, 2017, we contracted HSBC for a derivative financial transaction by exchange of interest rates (swap) in order to cover the risk derived from the tranche of the GAP 17 long-term debt securities.  The contract is for a value of Ps.1.5 billion and pays a fixed interest rate of 7.21% at the maturity of the long-term debt securities.

Because both our U.S. dollar loans and our peso bond debt have variable interest rates, an increase in interest rates would reduce our cash flows. To reduce our exposure, we have contracted interest rate hedges with HSBC and Scotiabank. Our derivative financial instruments are negotiated in the over-the-counter market through national and international banks.

	Notional amount		Coverage						Market value at December 31, 2017
	(millions)		start date	Rate	Floor	CAP 1	CAP 2	Due date	(in millions)
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	16.4
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		16.8
Scotiabank	Ps.	2,200.0	April 2016	TIIE-28	4.05%	5.75%	6.75%	February 2021		37.6
HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022		36.0
Total									Ps.	106.8

For more information regarding our funding and liquidity strategies, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

For the year ended December 31, 2017 a gain of Ps. 34.4 million was recognized within finance cost as income of the period, due to the value of the premium paid; no amounts have been recognized through other comprehensive income during the year ended December 31, 2017, for the effect of the intrinsic value of these hedges.

On March 4, 2016 we entered into a bank loans hedge. Because the current one month LIBOR rates are below the first cap, which is 1.75%, the hedging instrument has not been used. As mentioned in the Risk Note, according to the projections of the interest curves, it is not expected that these will exceed the second cap of 2.75%.

On April 1, 2016 we entered into a debt securities hedge with variable interest rates. In 2017, the Company used the hedge because the TIIE 28 rate surpassed the first cap of 5.75%. At December 31, 2016 and 2017, the Company recognized Ps.0.6 million and Ps.19.6 million, respectively, for the application of the coverage in the comprehensive income.

On May 4, 2017, we entered into a hedge of the variable interest rate generated by the long-term debt securities issued in April 2017; these debt securities certificates were issued at a 28-day TIIE variable rate plus 49 base points, for which a swap was contracted to fix the rate at 7.21%. As of December 31, 2017, an amount of Ps.0.7 million was recognized in favor of the Company for the application of the hedge because the fixed rate agreed in the swap was lower than the TIIE.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual New York Stock Exchange listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. On September 1, 2015, we received U.S.$146.0 thousand in reimbursements for expenses from 2014 from the depositary. In 2016, we did not receive any reimbursements for expenses for 2015 from the depositary. In 2017, we received U.S.$194.6 thousand in reimbursements for expenses corresponding to 2015 and 2016 from the depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures
a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2017. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2017.

Our independent registered public accounting firm that audited the financial statements included in this filing has issued an attestation report on the effectiveness of our internal control over financial reporting.

c)	Report of Independent Registered Public Accounting Firm on Internal Controls

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V’. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of

Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016 and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated April 20, 2018 expressed an unqualified opinion on those consolidated financial statements

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

KPMG Cárdenas Dosal, S.C.

/s/ LUIS LÓPEZ PÉREZ

C.P.C. Luis López Pérez

Guadalajara, Jalisco, Mexico
April 20, 2018

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruíz Urquiza, S.C. (“Deloitte”) (a member of Deloitte Touche Tohmatsu Limited), during the fiscal year ended December 31, 2015, and KPMG Cárdenas Dosal S.C. (“KPMG Mexico”), during the fiscal years ended December 31, 2016 and 2017:

	Year ended December 31,
	2015		2016		2017
	(thousands of pesos)
Audit fees	Ps.	6,941	Ps.	7,694	Ps.	9,799
Audit-related fees		3,252		3,668		2,197
Other fees		2,237		331		562
Total fees	Ps.	12,430	Ps.	11,693	Ps.	12,558

(1) In 2017, KPMG Cárdenas Dosal, S.C. (our audit firm since 2016) billed us the following fees: audit fees of Ps.9,032 thousand, audit-related fees of Ps.2,197 thousand and other fees of Ps.562 thousand. In 2017, Galaz, Yamazaki, Ruíz Urquiza, S.C. (our audit firm until 2015) billed us the following fees: audit fees of Ps.767 thousand.

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

Shares Repurchased Pursuant to the Share Repurchase Program

2017	(a) Total number of shares purchased (1) (2)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs (3)	(d) Approximate dollar value that may yet be purchased under the plans or programs (in million)
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2017 Total	—	—	—	—

(1)	We do not repurchase our shares other than through the share repurchase program. Shares repurchased, if any, were purchased in open-market transactions.
(2)	During 2017, AMP did not buy any of our shares.
(3)

We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the General Ordinary Shareholders’ Meeting held on April 21, 2015, a stock buy-back program was approved under the Mexican Securities Law for a maximum amount of Ps.850 million for the twelve months following April 21, 2015. At the General Ordinary Shareholders’ Meeting held on April 26, 2016, a stock buy-back program was approved under the Mexican Securities Law for a maximum amount of Ps.950 million for the twelve months following April 26, 2016. At the General Ordinary Shareholders’ Meeting held on April 26, 2017, a stock buy-back program was approved under the Mexican Securities Law for a maximum amount of Ps.995 million for the twelve months following April 27, 2017. During 2015, 2016 and 2017, we did not repurchase any shares.

As of each of December 31, 2015, 2016 and 2017, there was a total balance of 35,424,453 repurchased shares in each year on our Consolidated Statements of Financial Position.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards:

NYSE Standards for Domestic Listed Companies (1)	Our Corporate Governance Practices
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

The determination of independence under the Securities Market Law differs in certain respect from the provisions of §303A.02. Under Article 26 of the Securities Market Law, a director is not independent if such director is:

(i) an employee or officer of the company or of another company that is a member of the same corporate group ( consorcio o grupo empresarial ) as the company (or a person who has been so within the prior year);

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

We have a “Nominations and Compensation Committee.” We also have an Audit Committee, which, pursuant to Article 31 of our bylaws, has been assigned certain corporate governance ( prácticas societarias ) oversight obligations mandated by the Securities Market Law. Under Mexican corporate law, a corporation’s “board committees,” except for audit and corporate governance committees need not be composed only of members of the corporation’s board of directors. Article 28 of our bylaws provides that at least a majority of the members of our Nominations and Compensation Committee must be members of our board of directors. No express independence requirements apply to this committee. Currently, the committee consists of 2 members, both of whom are members of our board of directors, and one of whom is independent as defined under the Securities Market Law and Section 10A-3 of the Exchange Act.

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

8.1	List of subsidiaries of the Company.*

11.1	Code of Ethics of the Company (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2007).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	Filed herewith.

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

Dated: April 20, 2018

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2015, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

and Reports of Independent Registered Public

Accounting Firms Dated February 22, 2018

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Auditors and 2015, 2016 and 2017 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

We have audited the accompanying consolidated financial statements of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of December 31, 2015 and the consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2015, and their results of operations, changes in their shareholders’ equity and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ SALVADOR ARTURO SÁNCHEZ BARRAGÁN

C.P.C. Salvador Arturo Sánchez Barragán

Guadalajara, Jalisco, Mexico

April 20, 2016, except for Note 3 w), as to which the date is April 6, 2017.

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 20, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016

KPMG CÁRDENAS DOSAL S.C.

/s/ LUIS LÓPEZ PÉREZ

Luis López Pérez

Guadalajara, Jalisco, México

April 20, 2018

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015, 2016 and 2017

(In thousands of Mexican Pesos)

Assets

	December 31, 2015		December 31, 2016		December 31, 2017
Current assets:
Cash and cash equivalents (Note 6)	Ps.	2,996,499	Ps.	5,188,138	Ps.	7,730,143
Trade accounts receivable – net (Note 7)		159,196		607,544		997,370
Recoverable taxes and tax payments in excess (Note 13.b)		175,578		146,680		198,576
Other current assets		55,410		56,212		54,070
Total current assets		3,386,683		5,998,574		8,980,159
Advanced payments to suppliers		253,491		308,164		123,988
Machinery, equipment and improvements on leased assets – net (Note 8)		1,555,593		1,630,393		1,655,688
Improvements to concession assets – net (Note 9)		7,294,318		8,912,544		9,944,022
Airport concessions – net (Note 10)		12,240,167		12,384,923		11,754,661
Rights to use airport facilities – net (Note 11)		1,100,394		1,043,695		986,995
Other acquired rights – net (Note 12)		548,387		531,690		514,993
Derivative financial instruments (Note 16)		—		72,454		106,815
Deferred income taxes – net (Note 13.e)		4,933,221		5,070,844		5,354,282
Investments in associates (Note 14)		92,232		21,636		11,016
Other assets – net		68,913		76,545		84,913
Total	Ps.	31,473,399	Ps.	36,051,462	Ps.	39,517,532

(Continued)

See accompanying notes to consolidated financial statements

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015, 2016 and 2017

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2015		December 31, 2016		December 31, 2017
Current liabilities:
Banks loans and current portion of long-term borrowings (Note 17.a)	Ps.	3,529,102	Ps.	84,758	Ps.	141,412
Concession taxes payable		117,802		250,300		302,573
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 32.a)		149,637		198,512		252,622
Accounts payable (Note 15)		637,246		1,085,926		1,066,069
Taxes payable		26,982		25,170		74,342
Dividends payable (Note 20)		—		—		130,846
Income taxes payable (Note 13)		197,541		296,633		327,283
Total current liabilities		4,658,310		1,941,299		2,295,147
Deposits received in guarantee (Note 5)		725,437		936,828		1,082,537
Deferred income taxes (Note 13.e)		818,879		946,673		839,253
Retirement employee benefits (Note 18)		93,367		92,575		112,980
Long-term borrowings (Note 17.a)		421,363		4,529,518		4,110,846
Debt securities (Note 17.b)		2,600,000		5,200,000		9,000,000
Total long-term liabilities		4,659,046		11,705,594		15,145,616
Total liabilities		9,317,356		13,646,893		17,440,763
Equity (Note 19):
Common stock		12,528,780		10,778,613		9,028,446
Repurchased shares		(1,733,374)		(1,733,374)		(1,733,374)
Legal reserve		840,743		960,943		1,119,029
Reserve for repurchase of shares		2,583,374		2,683,374		2,728,374
Retained earnings		6,638,935		7,561,527		9,001,269
Foreign currency translation reserve		415,493		1,071,159		876,300
Remeasurements of employee benefits – Net of income tax		—		10,773		8,171
Total equity attributable to controlling interest		21,273,951		21,333,015		21,028,215
Non-controlling interest (Note 20)		882,092		1,071,554		1,048,554
Total equity		22,156,043		22,404,569		22,076,769
Total	Ps.	31,473,399	Ps.	36,051,462	Ps.	39,517,532

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2015, 2016 and 2017

(In thousands of Mexican Pesos, except per share amounts)

	2015		2016		2017
Revenues (Note 21):
Aeronautical services	Ps.	5,419,022	Ps.	7,037,920	Ps.	8,280,522
Non-aeronautical services		1,849,252		2,393,604		2,772,905
Improvements to concession assets		838,635		1,676,037		1,312,491
		8,106,909		11,107,561		12,365,918
Operating costs:
Cost of services (Note 22)		1,558,258		1,782,371		2,110,407
Technical assistance fees (Note 32)		236,507		301,820		357,451
Concession taxes (Note 10)		483,086		764,349		944,197
Depreciation and amortization (Note 23)		1,156,435		1,348,387		1,443,562
Cost of improvements to concession assets (Note 25)		838,635		1,676,037		1,312,491
Other income – net (Note 26)		(254,612)		(295)		(83,921)
		4,018,309		5,872,669		6,084,187
Income from operations		4,088,600		5,234,892		6,281,731
Finance cost – net (Note 27):
Finance income		90,889		279,570		420,735
Finance cost		(209,304)		(381,708)		(619,207)
Exchange gain (loss) – net		(338,395)		(500,894)		99,083
		(456,810)		(603,032)		(99,389)
Share of loss of associate (Note 14)		(13,704)		(11,728)		(10,620)
Income before income taxes		3,618,086		4,620,132		6,171,722
Income tax (Note 13.c):
Current		1,030,026		1,532,875		1,849,551
Deferred		(182,717)		(266,302)		(408,910)
		847,309		1,266,573		1,440,641
Profit for the year		2,770,777		3,353,559		4,731,081
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations Items that will not be reclassified to profit or loss		482,394		773,453		(226,494)
Remeasurements of employee benefit – net of income tax		—		10,773		(2,602)
Total comprehensive income for the year	Ps.	3,253,171	Ps.	4,137,785	Ps.	4,501,985
Profit for the year attributable to:
Controlling interest	Ps.	2,726,020	Ps.	3,281,884	Ps.	4,649,120
Non-controlling interest		44,757		71,675		81,961
	Ps.	2,770,777	Ps.	3,353,559	Ps.	4,731,081
Total comprehensive income for the year attributable to:
Controlling interest	Ps.	3,141,513	Ps.	3,948,323	Ps.	4,451,659
Non-controlling interest		111,658		189,462		50,326
	Ps.	3,253,171	Ps.	4,137,785	Ps.	4,501,985
Weighted average number of common shares outstanding		525,575,547		525,575,547		525,575,547
Basic and diluted earnings per share (in Mexican Pesos, Notes 3.s and w.)	Ps.	5.1867	Ps.	6.2443	Ps.	8.8457

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2016 and 2017

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2015	561,000,000	Ps.	13,937,322	Ps.	(1,733,374)	Ps.	735,491	Ps.	2,133,374	Ps.	6,213,078	Ps.	—	Ps.	—	Ps.	21,285,891	Ps.	—	Ps.	21,285,891
Transfer of earnings to legal reserve (Note 19.h)	—		—		—		105,252		—		(105,252)		—		—		—		—		—
Dividends declared and paid, Ps. 3.32 pesos per share (Note 19.b)	—		—		—		—		—		(1,744,911)		—		—		(1,744,911)		—		(1,744,911)
Capital distribution Ps. 2.68 pesos per share (Note 19.c)	—		(1,408,542)		—		—		—		—		—		—		(1,408,542)		—		(1,408,542)
Reserve for repurchase of shares (Note 19.b)	—		—		—		—		450,000		(450,000)		—		—		—		—		—
Business combinations non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		852,825		852,825
Dividends declared and paid non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		(82,391)		(82,391)
Comprehensive income:
Profit of the year	—		—		—		—		—		2,726,020		—		—		2,726,020		44,757		2,770,777
Other comprehensive income for the year	—		—		—		—		—		—		415,493		—		415,493		66,901		482,394
Total comprehensive income for the year	—		—		—		—		—		2,726,020		415,493		—		3,141,513		111,658		3,253,171
Balances as of December 31, 2015	561,000,000		12,528,780		(1,733,374)		840,743		2,583,374		6,638,935		415,493		—		21,273,951		882,092		22,156,043
Transfer of earnings to legal reserve (Note 19.h)	—		—		—		120,200		—		(120,200)		—		—		—		—		—
Dividends declared and paid, Ps. 4.07 pesos per share (Note 19.d)	—		—		—		—		—		(2,139,092)		—		—		(2,139,092)		—		(2,139,092)
Capital distribution Ps. 3.33 pesos per share (Note 19.e)	—		(1,750,167)		—		—		—		—		—		—		(1,750,167)		—		(1,750,167)
Reserve for repurchase of shares (Note 19.d)	—		—		—		—		100,000		(100,000)		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		3,281,884		—		—		3,281,884		71,675		3,353,559
Other comprehensive income for the year	—		—		—		—		—		—		655,666		10,773		666,439		117,787		784,226
Total comprehensive income for the year	—		—		—		—		—		3,281,884		655,666		10,773		3,948,323		189,462		4,137,785
Balances as of December 31, 2016	561,000,000	Ps.	10,778,613	Ps.	(1,733,374)	Ps.	960,943	Ps.	2,683,374	Ps.	7,561,527	Ps.	1,071,159	Ps.	10,773	Ps.	21,333,015	Ps.	1,071,554	Ps.	22,404,569

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2016 and 2017

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2017	561,000,000	Ps.	10,778,613	Ps.	(1,733,374)	Ps.	960,943	Ps.	2,683,374	Ps.	7,561,527	Ps.	1,071,159	Ps.	10,773	Ps.	21,333,015	Ps.	1,071,554	Ps.	22,404,569
Dividends declared non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		(73,326)		(73,326)
Transfer of earnings to legal reserve (Note 19.h)	—		—		—		158,086		—		(158,086)		—		—		—		—		—
Dividends declared and paid, Ps. 5.72 pesos per share (Note 19.f)	—		—		—		—		—		(3,006,292)		—		—		(3,006,292)		—		(3,006,292)
Capital distribution Ps. 3.33 pesos per share (Note 19.g)	—		(1,750,167)		—		—		—		—		—		—		(1,750,167)		—		(1,750,167)
Reserve for repurchase of shares (Note 19.f)	—		—		—		—		45,000		(45,000)		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		4,649,120		—		—		4,649,120		81,961		4,731,081
Other comprehensive income for the year	—		—		—		—		—		—		(194,859)		(2,602)		(197,461)		(31,635)		(229,096)
Total comprehensive income for the year	—		—		—		—		—		4,649,120		(194,859)		(2,602)		4,451,659		50,326		4,501,985
Balances as of December 31, 2017	561,000,000	Ps.	9,028,446	Ps.	(1,733,374)	Ps.	1,119,029	Ps.	2,728,374	Ps.	9,001,269	Ps.	876,300	Ps.	8,171	Ps.	21,028,215	Ps.	1,048,554	Ps.	22,076,769

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2016 and 2017

(In thousands of Mexican Pesos)

	2015		2016		2017
Cash flows from operating activities:
Profit for the year	Ps.	2,770,777	Ps.	3,353,559	Ps.	4,731,081
Adjustments for:
Employee benefits		13,352		14,718		16,688
Bad debt expense		5,380		1,100		866
Depreciation and amortization		1,156,435		1,348,387		1,443,562
Share of loss of associate		13,704		11,728		10,620
Bargain purchase gain		(189,744)		—		—
Net gain on derivative financial instruments		—		(68,261)		(34,361)
Interest expense for financing activity		198,567		357,087		600,813
Unrealized exchange gain (loss)		354,458		549,768		(172,849)
Long term provisions		—		6,480		6,480
Income tax expense		847,309		1,266,573		1,440,641
		5,170,238		6,841,139		8,043,541
Changes in:
Trade accounts receivable		173,005		(434,534)		(394,746)
Recoverable income tax and other current assets		(27,188)		116,181		9,275
Concession taxes payable		79,098		107,473		55,422
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		24,680		48,875		54,110
Accounts payable		301,508		205,797		24,580
Taxes payable		(14,229)		(1,816)		49,169
Deposits received in guarantee		128,298		203,987		147,714
Cash generated by operating activities		5,835,410		7,087,102		7,989,065
Income taxes paid		(930,657)		(1,445,899)		(1,820,363)
Net cash provided by operating activities		4,904,753		5,641,203		6,168,702
Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased buildings, improvements to concession assets and advance payments to suppliers		(1,128,382)		(1,856,997)		(1,923,893)
Proceeds from sales of machinery and equipment		2,023		329		—
Net cash outflows on acquisition of subsidiary		(2,543,568)		—		—
Equity reimbursement from associate		—		58,868		—
Other assets		—		(18,757)		(14,682)
Net cash used in investing activities		(3,669,927)		(1,816,557)		(1,938,575)
Cash flows from financing activities:
Dividends declared and paid		(1,744,911)		(2,139,092)		(3,006,292)
Dividends paid to non-controlling interest		(82,391)		—		—
Capital distribution		(1,408,542)		(1,750,167)		(1,750,167)
Proceeds from issuance of debt securities		2,600,000		2,600,000		3,800,000
Proceeds from bank loans		9,056,701		3,528,849		—
Repayments on bank loans		(8,076,912)		(3,661,049)		(151,724)
Derivative financial instruments		—		(4,193)		—
Interest paid on financial loans		(177,774)		(345,533)		(579,133)
Net cash provided by (used in) financing activities		166,171		(1,771,185)		(1,687,316)
Effects of exchange rate changes on cash held:		—		138,178		(806)
Increase in cash and cash equivalents		1,400,997		2,191,639		2,542,005
Cash and cash equivalents at beginning of year		1,595,502		2,996,499		5,188,138
Cash and cash equivalents at the end of year	Ps.	2,996,499	Ps.	5,188,138	Ps.	7,730,143
Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets	Ps.	221,151	Ps.	441,515	Ps.	409,271

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

(In thousands of Mexican Pesos)

1.	Activities of the Company and significant events

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San Jose del Cabo, Guanajuato (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes. Additionally, in April 2015, GAP acquired 100% of the shares of Desarrollo de Concesiones Aeroportuarias, S.L. (DCA), a Spanish company, which owns a majority stake in MBJ Airports Limited (MBJA), which operates the Sangster International Airport in Montego Bay in Jamaica. The Company’s principal address is Mariano Otero Avenue 1249 B, six floor, Rinconada del Bosque, zip code 44530, Guadalajara, Jalisco, Mexico.

a.	Activities

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (ASA), a Mexican Governmental agency, which was responsible for the operation of all public airports in Mexico.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. were granted concessions by the Ministry of Communications and Transportation (SCT) to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998 (The Concession or Concessions). The cost of the concessions, which totaled Ps.15,938,359, was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP, the strategic shareholder of the Company) for its interests in GAP. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on such date.

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

On April 20, 2015, the Company carried out a transaction with Spanish company Abertis Airports, S.A (Abertis) for the acquisition of 100% of the shares of DCA. The transaction was fully paid on the same date. The acquisition was the result of a private and confidential bidding process among various participants which concluded in favor of GAP. The total amount of the transaction was USD$192 million.

DCA has a 74.5% stake in MBJA, the entity that operates Sangster International airport in Montego Bay in Jamaica. MBJA holds the concession to operate, maintain and utilize the airport for a period of 30 years, beginning April 2, 2003. Vantage Airport Group Limited (Vantage) owns the remaining 25.5% stake in MBJA.

DCA also has a 14.77% stake in SCL Terminal Aéreo Santiago, S.A. (SCL), the operator of the international terminal in Santiago, Chile until September 30, 2015. On September 30, 2015, the concession to operate the Santiago, Chile airport expired, consequently, those assets were immediately returned to the Chilean government and the new operator without any significant incidents. Though SCL will no longer have operations, according to the concession agreement, SCL must remain in effect for an additional year after the transfer, so if there are potential contingencies, SCL can address them. After that first year, SCL will remain in effect for another two years before its dissolution in accordance with tax regulations in Chile.

Significant events

-

On April 6, 2017, the Company issued 15 million long-term debt securities for a total of Ps. 1,500,000 , which are unsecured and payment of principal is due at maturity. Corresponding to the tranche of the GAP 17. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 49 basis points, and the principal payment will be made upon maturity, on March 31, 2022. Proceeds from the issuance will be allocated to finance Company’s Master Development Plan (MDP).

-

In an Annual General Ordinary Shareholders’ Meeting held on April 25, 2017, the shareholders approved a dividend payment of Ps. 5.72 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Mexican Securities Market Law. The first payment for Ps. 2.86 per share was in cash on August 15, 2017 for a total of Ps. 1,503,146 and the second payment for Ps. 2.86 per share was made on November 7, 2017 for a total of Ps. 1,503,146. The total payment for dividends was Ps. 3,006,292, as mentioned in Note 19.f.

-

In a General Extraordinary Shareholders’ Meeting held on April 25, 2017, the shareholders approved a capital reduction of Ps. 3.33 per share. The payment was made on May 8, 2017 for Ps. 1,750,167 as described in Note 19.g.

-

On May 2, 2017, the Company contracted HSBC México, S.A. (HSBC) for a derivative financial transaction by exchange of interest rates (swap) in order to hedge the risk of increasing the TIIE rate for the tranche of GAP 17 debt securities. This contract has a value of Ps. 1,500,000 that accrues interest at a rate of 7.21% at maturity.

-

On November 9, 2017, the Company issued 23 million long-term debt securities for a total Ps. 2,300,000 which are unsecured and payment of principal at maturity corresponding to the tranche of the GAP 17-2. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 44 basis points. The principal payment will be made upon maturity, on November 3, 2022. Proceeds from the issuance will be allocated to finance Company’s MDP.

-

On December 28, 2017, the Company entered into loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for USD$40 million for a seven-year term. The loan generates interest at a variable rate of one-month LIBOR plus 285 basis points. Payments will be made on a semi-annual basis after two-year grant period. The proceeds will be allocated to finance MBJ’s investments.

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

d.

Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2015, 2016 and 2017. The consolidated subsidiaries are as follows:

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

e.	Application of new and revised International Financing Reporting Standards

Application of new and revised International Financing Reporting Standards (“IFRSs” or “ IAS”) and interpretations that are mandatorily effective for the current year

In the current year, the Company has applied a number of amendments to IFRSs and new Interpretation issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2017.

Annual Improvements to IFRS Standards 2014 – 2016 Cycle

The Company has applied the amendments to IFRS 12 included in the Annual Improvements to IFRS Standards 2014 – 2016 Cycle.

IFRS 12 states that a Company is not required to provide summarized financial information for interests in subsidiaries, associates or joint ventures that are classified (or included in a disposal group that is classified) as held for sale. The amendments clarify that this is the only concession from the disclosure requirements of IFRS 12 for such interests.

The application of this amendment has no effect on the Company’s consolidated financial statements, as none of the Company’s interests in entities are classified, or included in a disposal group that is classified, as held for sale.

Amendments to IAS 7 Disclosure Initiative

The amendments require a Company to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes.

The Company´s liabilities arising from financing activities consist of loans and issuance of debt certificates (note 17). The application of this amendment have had no impact on the Company´s consolidated financial statements.

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses

The amendments clarify how a Company should evaluate whether there will be sufficient future taxable profits against which it can utilize a deductible temporary difference.

The application of this amendment have no impact on the Company’s consolidated financial statements as the Company already assesses the sufficiency of future taxable profits in a way that is consistent with these amendments.

f.

Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2015, 2016 and 2017, and for the years then ended, are prepared in pesos, which is both, the functional and reporting currency of the Company and are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates prevailing at the reporting date. Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions as of December 31, 2015, 2016 and 2017, which are as follows: 18.6568 1.1066

Currency	2015		2016		2017
Pesos / USD	Ps.	16.1548	Ps.	18.6568	Ps.	18.9326
USD / Euros		USD$1.1057		USD$1.1066		USD$1.1293

g.

Use of estimates and critical judgments in preparing the financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities, income and expenses of the relevant period. Actual results could differ from these estimates. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Identification of net assets and liabilities assumed in a business combination and determination of fair value (Note 4)
•	Estimation of doubtful accounts (Note 7)
•	Definition of useful lives and depreciation and amortization periods (Note 3.c. and 3.d.)
•	Probability of recovery of deferred income tax from tax loss carryforwards (Note 13.g)
•	Recovery of tax on assets paid in prior years (Note 13.i)
•	Assumptions used to determine liabilities for retirement benefits (Note 18)
•	Contingency liabilities (Note 29)

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

Accounting for the Concession – Management believes it has carried out a comprehensive implementation of the standards applicable to the accounting treatment of its concessions in Mexico and Jamaica and it determined that, among others, International Financial Reporting Interpretation (IFRIC) 12 Service Concession Arrangements is applicable to the Company. The Company treats its investments related to improvements and upgrades to be performed in connection with the MDP under the intangible asset model established by IFRIC 12 and does not recognize a provision for maintenance, as all investments required by the MDP, regardless of their nature, directly increase the Maximum Tariff per traffic unit (MT). Accordingly, all amounts invested under the MDP have a direct correlation to the amount of fees the Company will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues the Company will be able to generate. As result, management defines all expenditures associated with investments required by the MDP as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the MDP is mandatory, as well as the fulfillment of the MT and therefore, in case of default in any of these obligations (MDP or MT), the Company could be subject to sanctions and even its concession could be revoked. To determine the amortization period of the intangible associated with the improvements and upgrades made to comply with the MDP, the Company focuses on the period over which they will generate future economic benefits or the concession term, whichever is less.

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

i.

Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2015, 2016 and 2017, other comprehensive income are represented by the effects of translation of foreign subsidiaries and actuarial remeasurements. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are recognized in the income statement as long as permitted under IFRS.

j.	Classification of cost and expenses – Costs and expenses presented in the consolidated statements of profit or loss and other comprehensive income were classified according to their nature.
3.	Significant accounting policies

The consolidated financial statements comply with IFRS as issued by the IASB. Its preparation requires management to make certain estimates and use certain assumptions that affect certain items of the consolidated financial statements and their related disclosures required therein. However, actual results could differ from those estimates. The Company's management, upon applying professional judgment, considers that estimates and assumptions used were adequate under the circumstances (Note 2.g). The significant accounting policies of the Company are as follows:

a.	Financial instruments

Financial assets – Financial assets are recognized when the Company becomes a contractual party to the terms of the related instruments.

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair are recognized immediately in profit or loss.

The Company’s financial assets are classified into the following specified categories: i) financial assets at fair value through profit or loss (FVTPL) and ii) accounts receivable. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way of purchases or sales, are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

-

Financial assets at FVTPL – Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if:

-	It has been acquired principally for the purpose of selling it in the near term; or
-	In its initial recognition, it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

-	It is a derivative that is not designated and is effective as a hedging instrument.

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

-

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

-	Derecognition of financial assets

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

-

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
-

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

-

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

-

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

-

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

The estimated useful lives for the current period and comparative period are as follows:

	Useful life (years)	Average annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	3.3 – 4	30% - 25%
Transportation equipment	4 – 5	25% - 20%
Communication equipment	10 – 4 – 3.3	10% - 25% - 30%
Improvements on leased buildings	10	10%

d.	Intangible Assets
-

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

-

Airport concessions – The Company recognized an intangible asset of the Concession granted by the SCT to manage and operate each of the airports in Mexico for 50 years since its acquisition. As regards to MBJA, the Company recognized an intangible asset at the fair value of the concession to operate and exploit that airport until 2033 according to the determination of fair values resulting from the acquisition of DCA and MBJA accordance IFRS 3 Business Combinations .

-

Rights to use airport facilities –rights to use airport facilities in Mexico are recorded at acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and exploit them during the Concession term. At MBJA no rights to use airport facilities were identified.

-

Other acquired rights – These rights correspond to payments made by the Company after the date the Mexican concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded at its acquisition cost. In MBJA there are no other acquired rights.

-

Amortization – After its initial recognition, intangible assets are valued at acquisition cost plus capitalized borrowing costs, less accumulated amortization and accumulated impairment losses. Amortization is recognized in the consolidated statement of comprehensive income under the straight line method applied to the shorter of the estimated period of future economic benefits the intangible assets will generate, or the concession period, from the date they are available for use.

Amortization periods for the current and comparative period are as follows:

	Period (years)	Average annual amortization rate
Improvements to concession assets	12.5 – 20	8% - 5%
Airport concessions	18 – 49	5.5% - 2%
Rights to use airport facilities	10 – 49	10% - 2%
Other acquired rights	44 – 48	2%

The amortization method and useful lives are reviewed at each year end date and adjusted prospectively if necessary.

e.

Capitalized borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

f.	Impairment of financial and non-financial assets (Tangible and intangible)
-

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

For all other financial assets, objective evidence of impairment could include:

-	Significant financial difficulty of the issuer or counterparty; or
-	Breach in the payment of the interests or the loan; or
-	It is probable that the borrower will enter in bankruptcy or into a financial reorganization; or
-	The disappearance of an active market for that financial asset because of financial difficulties.

An impairment loss on financial assets carried at amortized cost is calculated as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Losses are recognized in consolidated statements of profit or loss and other comprehensive income and are reflected in the allowance for doubtful accounts included in cost of services in the “other” category. When a subsequent event causes the amount of impairment loss to reverse, such amount is recognized in consolidated statements of profit or loss and other comprehensive income on a prospective basis and cannot exceed the amount of the impairment previously recognized.

Individually significant financial assets are tested individually for impairment. The remaining financial assets are assessed in groups of similar credit risk characteristics.

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

The single separate CGU to which goodwill has been allocated are tested for impairment annually or more frequently when there are indications that the CGU may be impaired. If the recoverable amount of a CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata basis and based on the book value of each asset within the CGU. Any impairment loss of goodwill is recognized directly in profit and loss. An impairment loss recognized in goodwill is not reversed in subsequent periods.

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

h.

Derivative financial instruments – The Company occasionally uses derivative financial instruments, specifically interest rate caps and swaps, to hedge its exposure to interest rate risk arising primarily from debt instruments.

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

i.

Business combinations – Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss and other comprehensive income as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•

Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee benefits respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based payment at the acquisition date; and

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquire (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

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

n.

Employee benefits – The seniority premium liability are calculated by independent actuaries at the projected unit credit method using nominal interest rates. For the year 2015 due to its impact is not material, actuarial gains and losses generated during the year were recognized directly in the profit or loss rather than recognize them in other comprehensive income.

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

The past service cost is recognized in the profit or loss in the year of the plan amendment. Interest is calculated using the discount rate at the beginning of the period the balance of the defined benefit obligation. Defined benefit costs are classified as follows:

-	Cost of service (including current service cost, past service cost and gains and losses on reductions and compensations).
-	Interest expenses.
-	Remeasurements.

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

Any liability for compensation is recognized when the Company can no longer withdraw the offer of compensation and / or when the Company recognizes related restructuring costs.

o.

Revenue recognition – Aeronautical and non-aeronautical revenues are recognized at their fair value, within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

-

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

-

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

-

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

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rates prevailing at the date of the financial statements. Exchange fluctuations are recorded in results of the period within the financial costs and presented as exchange gain or loss, on a net basis in the consolidated or profit or loss and other comprehensive income.

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

r.

Income taxes – Current income tax (ISR) is recorded in the income statement of the year in which it is incurred. The expense for income taxes includes both the tax assessed and deferred tax. Deferred and current tax are recognized the consolidated statement of profit or loss, except when they are related to items recognized in other comprehensive income, or directly in equity, in that case the deferred and current tax are also recognized in other comprehensive income or directly in equity, respectively.

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

u.

Operating segments – An operating segment is a component of the Company:1) that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company, 2) whose operating results are regularly reviewed by Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and 3) for which discrete financial information is available. The Company has determined that its Chief Executive Officer its CODM. Each of the airports of the Company represents an operating segment. The Company has determined that its reportable segment, based on quantitative threshold test, to be the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Montego Bay, Hermosillo and Bajío airports. The operating segment information relating to the remaining six airports are combined and reported under “Other airports”. The corresponding information related with SIAP (company that provides technical assistance and professional services highly qualified), CORSA (company that provides operative services specialized in aeronautical industry), PCP (company that manages the parking lot operation), Fundación GAP, DCA, as well as the Company’s own operation (including investments in subsidiaries), was combined and included under “Other Companies”. Segment profit and loss is determined based on income before income taxes. Segment assets represent total assets and segment liabilities represent total liabilities. The accounting policies used in reporting segment information are the same as those used in the preparation of these consolidated financial statements, except that the investments in subsidiaries are accounted for under the equity method for purposes of determining segment assets and segment profit and loss for purposes of what is reported for “Other Companies”. Intersegment transactions are based on prices available to third parties.

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

w.

Other immaterial restatements – Subsequent to the issuance of the Company's consolidated financial statements as of December 31, 2015 and for the year then ended, the Company's management identified certain unintentional immaterial errors. The Company's management assessed the impact of these errors in accordance to the International Accounting Standard 8 – Accounting Policies, Changes in Accounting Estimates and Error and concluded that even though they were not material to the 2015 consolidated financial statements, it was appropriate to make the required changes to correct all such immaterial errors. Aforementioned adjustments were to correct the following disclosures within the 2015 consolidated financial statements and the notes thereto:

-	Note 5 Financial risk management - In 2015's column within Capital management, the amount of Shareholders' equity -controlling interest, was corrected.
-	Consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2015 - The amount of the basic and diluted earnings per share related to 2015, was corrected.
-

Note 13 Income taxes - Paragraph h. Balances and movements in deferred income taxes during the period. The 2015's movements of the temporary differences related to deferred income tax liability were corrected.

-	Note 30 Information by operating segment - Within the 2015's figures, disclosures related to investment in associates as per IFRS 8, Operating segments, were included.
4.	Business Combination

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

SCL was the operator of the International Airport of Santiago de Chile until September 30, 2015. On that date SCL was handed over to the airport authority in that country and the new operator. Although it no longer has operations in accordance with the concession agreement, SCL must remain in effect for one year after the transfer of the concession in order to address any potential contingencies that arise. After that first year, SCL will remain in force for two years before dissolutions in accordance with tax regulations in Chile.

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

The bargain purchase gain was due to a strategy implemented by the Company as part of its financial analysis to determine the most appropriate acquisition price, which was compared to the expected cash flows of the business that resulted in the fair value of the net assets acquired being greater than the price paid. After reviewing if it had appropriately identified and valued all the assets acquired and liabilities assumed, a bargain purchase gain was recognized in profit or loss for the year ended December 31, 2015. This bargain purchase gain is also reflected in 2015 income from operations in the other companies reportable segment (See notes 26 and 30)

Following is the pro forma consolidated statement of profit or loss and other comprehensive income to present the revenues and income of the combined entity as if the acquisition had occurred on January 1, 2015. In addition to provide analysts and investors a better understanding of the acquisition, the condensed consolidated statement of profit or loss and other comprehensive income of the Company for the year 2014, was presented for comparative purposes.

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

This note presents information about the Company’s exposure to each of the above risks, the objectives, policies and processes of measuring and risk management of the Company. In different sections of these consolidated financial statements, the Company has included additional in-depth disclosures.

At December 31, 2015, 2016 and 2017, financial instruments held by the Company are comprised of the following:

	December 31, 2015		December 31, 2016		December 31, 2017
Financial assets
Cash and cash equivalents	Ps.	2,996,499	Ps.	5,188,138	Ps.	7,730,143
Receivables		159,196		607,544		997,370
Derivative financial instruments		—		72,454		106,815
Financial liabilities at amortized cost
Long-term debt securities	Ps.	2,600,000	Ps.	5,200,000	Ps.	9,000,000
Current and long term bank loans		3,950,465		4,614,276		4,252,258
Accounts payable		586,875		891,611		1,037,155

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

The Audit Committee of the Company supervises how management monitors compliance with policies, procedures and reviews risks that is appropriate to the risk management framework in relation to the risks faced by the Company. The Audit Committee is supported in its oversight role by the Company's Internal Audit Function. Internal Audit performs routine and special reviews of controls and risk management procedures, and reports its results directly to the Audit Committee.

Credit risk – Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company and arises primarily for trade accounts receivable and the Company’s investments, including investment funds and derivative financial instruments.

•

Accounts receivable and others – The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2015, 2016 and 2017 the revenues for TUA represented 55.3%, 51.9% and 54.6% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. The 29.8%, 26.3% and 27.9% of the Company’s revenues in 2015, 2016 and 2017 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. The 29.4%, 27.6% and 27.8% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2015, 2016 and 2017 were generated by the Guadalajara airport. In addition, the 92.2%, 92.6% and 92.7% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2015, 2016 and 2017, respectively, were generated by seven of the Company's airports (Guadalajara, Tijuana, San Jose del Cabo, Puerto Vallarta, Montego Bay, Bajío and Hermosillo).

The Company has a credit policy under which each new customer is analyzed individually for creditworthiness before offering the standard terms and conditions of payment and delivery of the services provided by the Company. The review of the Company includes external ratings, when they are available, and in some cases bank references. Every customer has established credit limits, which must be approved by the Company's management and are reviewed periodically.

The Company has entered into agreements with all its airline customers to collect the TUA in Mexico, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse to the airport the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the case of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. At December 31, 2015, 2016 and 2017, the Company has customer deposits received in guarantee of Ps. 725,437, Ps. 936,828, and Ps. 1,082,537, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt; this excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters. The Company has external financing as described in Note 17 for compliance of its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December  31, 2015 and 2016, the Company does not have any unused lines of credit. As of December 31, 2017, the Company has credit lines for USD$40 million.

Following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2015, 2016 and 2017:

	December 31, 2015
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		1,100,000		—		1,100,000
Fixed rate loans			516		1,569		201,860		31,709		5,529		241,183
Variable rate bank loans			—		3,286,442		38,715		358,316		25,809		3,709,282
Fixed rate interest	9.85%		1,405		5,949		128,836		436,654		483,357		1,056,201
Variable rate interest	3.62%		5,485		7,014		42,028		160,328		—		214,855
Trade accounts payable	N/A		196,757		240,481		—		—		—		437,238
AMP	N/A		—		—		149,637		—		—		149,637
		Ps.	204,163	Ps.	3,541,455	Ps.	561,076	Ps.	2,087,007	Ps.	2,014,695	Ps.	8,408,396

	December 31, 2016
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		3,700,000		—		3,700,000
Fixed rate loans			667		2,027		5,608		37,756		236,538		282,596
Variable rate bank loans			—		—		76,457		4,255,223		—		4,331,680
Fixed rate interest	9.85%		3,104		6,398		109,563		435,591		375,830		930,486
Variable rate interest	4.73%		16,626		38,363		162,507		531,713		—		749,209
Trade accounts payable	N/A		358,587		334,512		—		—		—		693,099
AMP	N/A		—		—		198,512		—		—		198,512
		Ps.	378,984	Ps.	381,300	Ps.	552,647	Ps.	8,960,283	Ps.	2,112,368	Ps.	12,385,582

	December 31, 2017
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		7,500,000		—		7,500,000
Fixed rate loans			694		1,403		6,548		26,725		225,908		261,278
Variable rate bank loans			—		73,021		59,688		3,858,271		—		3,990,980
Fixed rate interest	9.85%		232		54,138		55,470		432,382		268,450		810,672
Variable rate interest	5.83%		54,308		124,786		520,229		1,656,383		—		2,355,706
Trade accounts payable	N/A		200,056		584,477		—		—		—		784,533
AMP	N/A		—		—		252,622		—		—		252,622
		Ps.	255,290	Ps.	837,825	Ps.	894,557	Ps.	13,473,761	Ps.	1,994,358	Ps.	17,455,791

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

In MBJA, expenses are comprised 60% in USD, with the rest payable in Jamaican dollars. An appreciation of the Jamaican dollar would therefore increase expenses in USD terms.

Following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts at December 31, 2017		Peso amounts at exchange rate of Ps. 19.7354 at December 31, 2017		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	81,530	Ps.	1,609,022	Ps.	1,769,920	Ps.	1,462,749
Trade accounts receivable	10,663		210,431		231,473		191,300
	92,193		1,819,453		2,001,393		1,654,049
Financial liabilities:
Accounts payable	(27,117)		(535,166)		(588,681)		(486,515)
Bank loans	(215,464)		(4,252,258)		(4,677,476)		(3,865,695)
Net liability position	(150,388)	Ps.	(2,967,971)	Ps.	(3,264,764)	Ps.	(2,698,161)

Interest rate risk – The Company is exposed to fluctuation in interest rates on financial instruments, such as investments, loans and debt issuances. The Company monitors its interest rate risk and when bank loans are entered into with variable interest rates, it determines whether it should enter into derivative financial instruments, such as caps and swaps in order to reduce its exposure to the risk of volatility in interest rates. The negotiation with derivative financial instruments is only entered into with institutions of high repute and credit rating. The Company does not enter into operations for speculative purposes.

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days, LIBOR 30-days in Mexico and LIBOR in MBJA, respectively. If the date of year end 2017, variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and shareholders’ equity for the years ended December 31, 2015, 2016 and 2017 would be as follows:

	2015		2016		2017
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(40,370)	Ps.	(64,031)	Ps.	(112,134)
Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	40,370	Ps.	64,031	Ps.	112,134

In 2016, the Company contracted hedges of derivative financial instrument interest rate caps (CAPs), whereby it agreed to exchange the difference between the amounts of the variable interest rate calculated over the principal amounts of the hedged items associated with its variable rate debt instruments. These contracts allow the Company to hedge the cash flow exposures on debt contracted at variable interest rates. The fair value at the end of the period of the interest rate CAP is determine at fair value.

On May 2, 2017, the Company contracted HSBC México, S.A. (HSBC) for a derivative financial transaction by exchange of interest rates (swap) in order to hedge the risk of increasing the TIIE rate for the tranche of GAP 17 debt securities.  The contract has a value of Ps. 1.5 billion that accrues interest at a rate of 7.21% at maturity.

Capital Management – The policy of the Board of Directors of the Company is to maintain a strong capital position to provide confidence to its investors, creditors, and the market and to sustain future development of the business. The Board of Directors monitors the return on equity, which the Company defines as result from net profit divided by total shareholders' equity.

The Board of Directors seeks to maintain the optimal balance for the ratio between total liabilities and shareholders' equity, which may result from increased levels of bank loans up to the financial structure that it deems optimal, therefore, management seeks authorization from the Board of Directors for any additional debt issuances or for the prepayment of debt. While total liabilities grow in relation to equity and net profit continues to increase, the Company will generate higher returns on capital. The Company has no obligation to maintain a ratio of equity to total liabilities in particular.

Following is the ratio of shareholders’ equity to total liabilities of the Company at the end of the reporting period:

	2015		2016		2017
Stockholders’ equity –controlling interest	Ps.	21,273,951	Ps.	21,333,015	Ps.	21,028,215
Total liabilities		9,317,356		13,646,893		17,440,763
Ratio of total stockholders’ equity to liabilities		2.3		1.6		1.2

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

•	The acquisition has to be approved previously at a Shareholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).
•

If the acquisition is made against the Company´s shareholders equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.

•

Announcing the amount of common stock issued and paid when determining the authorized stock for repurchase. The Ordinary Shareholders Meeting shall expressly agree, for each year, the maximum amount of funds that may be used for the repurchase of the Company’s shares, with the only limitation that the sum of the resources that can be used for this purpose, in no event shall exceed the total balance of retained earnings of the Company.

Repurchased shares are not subject to vote at the Company’s Shareholders Meeting, do not provide rights or economic benefits and are also not considered when determining a quorum to vote.

During the year, there was no change in the Company’s capital management policy. The Company is not subject to externally equity requirements, except for those corresponding to the minimum common stock required by Mexican Companies Law ( Ley General de Sociedades Mercantiles).

Fair value of the financial instruments – Except for loans and debt securities, management believes the carrying amounts of financial assets and financial liabilities, recognized at amortized cost in the financial statements, approximate their fair value due to their short-term maturities.

As of December 31, 2015, 2016 and 2017, the fair value of financial liabilities recognized at amortized cost was Ps. 6,568,634, Ps. 9,841,498 and Ps. 13,269,232, respectively, while their book value is Ps. 6,550,465, Ps. 9,789,511 and Ps. 13,339,426, respectively. The fair value of loans are determined in accordance with generally accepted pricing models based on discounted cash flow analysis determined in accordance by Level 1 of FVTPL.

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

Financial instruments recognized at fair value, are categorized according to the fair value hierarchy into levels 1 to 3 based on the degree to which their fair value is objectively observable, are:

•	Financial instruments classified as FVTPL – Are classified within Level 1 of the fair value hierarchy.
•	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.
6.	Cash and cash equivalents

As of December 31, 2015, 2016 and 2017, the balances are comprised of the following:

	December 31, 2015		December 31, 2016		December 31, 2017
Cash	Ps.	1,171,725	Ps.	1,560,536	Ps.	1,616,408
Investments of cash surpluses		1,824,774		3,326,662		5,855,824
Cash equivalents designated for expenditure, held in trust		—		300,940		257,911
	Ps.	2,996,499	Ps.	5,188,138	Ps.	7,730,143

On December 20, 2016 the Company established four trusts for investment and administration with Banco Interacciones, S.A. Institución de Banca Múltiple, Grupo Financiero Interacciones (Interacciones), who acts as a trustee, while the airports of the Company are trustors and beneficiaries. The trusts are controlled by a Technical Committee consisting solely of executives of the Company. These trusts are revocable and only can be used to pay the execution of the MDP in the Guadalajara airport, Hermosillo airport, Puerto Vallarta airport and Los Cabos airport. During 2017, the investments were made and paid in Hermosillo airport, Puerto Vallarta airport and Los Cabos airport, while the Guadalajara airport trust has a remaining balance of Ps. 106,305, including the contributed funds and interest earned.

On December 29, 2017, the Company signed an agreement with Interacciones for the expansion of the trusts with Guadalajara airport for Ps. 118,563, Puerto Vallarta airport Ps. 17,423 and Los Cabos airport for Ps. 15,620, such amounts include the contributed funds and interest earned. The resources should be invested in government securities denominated in local currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The length of the trust is for the period in which the contracts with the airports are in force. The Company expects these contracts to be completed during 2018. Consequently, the cash held in these trusts are classified as current assets.

7.	Trade accounts receivable

As of December 31, 2015, 2016 and 2017, trade accounts receivable are comprised of the following:

	December 31, 2015		December 31, 2016		December 31, 2017
Trade accounts receivable	Ps.	295,611	Ps.	638,166	Ps.	1,028,898
Allowance for doubtful accounts		(136,415)		(30,622)		(31,528)
	Ps.	159,196	Ps.	607,544	Ps.	997,370

Accounts receivable include balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps. 170,541, Ps 414,655 and Ps. 644,142 as of December 31, 2015, 2016 and 2017, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for bad debt expense in the allowance for doubtful accounts are recognized under cost of services in the consolidated statement of profit or loss and other comprehensive income.

	2015		2016		2017
Beginning balance	Ps.	(152,998)	Ps.	(136,415)	Ps.	(30,622)
Bad debt expense		(15,285)		(14,327)		(12,006)
Write-offs		9,905		105,236		—
Reversal of bad debts		24,891		14,884		11,100
Increased for MBJA´s consolidation		(2,928)		—		—
Ending balance	Ps.	(136,415)	Ps.	(30,622)	Ps.	(31,528)

The allowance for doubtful accounts is comprised of customer balances that are in litigation or bankruptcy process and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2015, 2016 and 2017 these balances amounted to Ps. 110,442, Ps. 9,876 and Ps.12,412, respectively. The allowance also includes customer balances in arrears in their payments and that are in a process of regularization; therefore they have not been sued. At December 31, 2015, 2016 and 2017 the amount of these balances amounted to Ps.25,973, Ps. 20,747 and Ps.19,115, respectively. During, 2015, 2016 and 2017, the Company recognized reversals of bad debt of the balances that were in a legal process with an unfavorable outcome for the Company. The amount of these bad debt expense totaled Ps. 24,891, Ps. 14,884 and Ps. 11,100, respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2015, 2016 and 2017. There are other cancellations of write-off for customers that were in arrears in their payments, but were paid in 2015 and 2016 for Ps. 9,905 and Ps. 105,236, respectively.  In 2017, there were no such cancellations.

Following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31, 2015		December 31, 2016		December 31, 2017
Accounts receivables past due from 1 to 30 days	Ps.	52,833	Ps.	28,477	Ps.	45,895
Accounts receivables past due 31 to 60 days		8,290		7,225		11,588
Accounts receivables past due 61 to 90 days		4,292		6,300		5,966
Accounts receivables past due more than 90 days		1,834		510		207
	Ps.	67,249	Ps.	42,512	Ps.	63,656

Following is the percentage of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that corresponds to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2015		December 31, 2016		December 31, 2017
	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	23.0%	15.8%	13.3%	2.9%	25.5%	3.5%
ABC Aerolíneas, S.A. de C.V.	6.4%	5.7%	4.6%	1.0%	12.0%	1.3%
Aerovías de México, S.A. de C.V.	4.9%	7.4%	2.7%	0.8%	6.0%	0.9%
Aerolitoral, S.A. de C.V.	7.9%	5.9%	4.8%	0.4%	4.9%	0.5%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2015, 2016 and 2017. These guarantees could be applied to any unpaid balance in case of a breach from clients and under certain circumstances.

8.	Machinery, equipment and improvements on leased buildings

As of December 31, 2015, 2016 and 2017, the machinery, equipment and improvements on leased buildings are comprised as follows:

	Balance as of January 1, 2015		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2015
Investment:
Machinery and equipment	Ps.	1,182,501	Ps.	670,607	Ps.	(9,306)	Ps.	63,429	Ps.	1,907,231
Office furniture and equipment		143,538		27,737		(435)		3,848		174,688
Computer equipment		303,645		193,369		(972)		12,331		508,373
Transportation equipment		27,734		13,253		(4,984)		844		36,847
Communication equipment		19,542		9,316		(330)		—		28,528
Improvements on leased buildings		16,473		—		—		—		16,473
Total investment		1,693,433		914,282		(16,027)		80,452		2,672,140

	Balance as of January 1, 2015		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2015
Accumulated depreciation:
Machinery and equipment		(536,137)		(123,293)		7,337		(29,543)		(681,636)
Office furniture and equipment		(84,697)		(12,636)		435		(3,232)		(100,130)
Computer equipment		(219,851)		(65,456)		972		(9,313)		(293,648)
Transportation equipment		(25,564)		(1,783)		4,984		(809)		(23,172)
Communication equipment		(10,723)		(2,515)		126		—		(13,112)
Improvements on leased buildings		(3,808)		(1,041)		—		—		(4,849)
Total accumulated depreciation		(880,780)		(206,724)		13,854		(42,897)		(1,116,547)
Net amounts	Ps.	812,653	Ps.	707,558	Ps.	(2,173)	Ps.	37,555	Ps.	1,555,593

	Balance as of January 1, 2016		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2016
Investment:
Machinery and equipment	Ps.	1,907,231	Ps.	155,957	Ps.	(16,257)	Ps.	134,374	Ps.	2,181,305
Office furniture and equipment		174,688		39,878		(14,182)		8,292		208,676
Computer equipment		508,373		90,195		(28,346)		26,430		596,652
Transportation equipment		36,847		4,081		(1,000)		2,109		42,037
Communication equipment		28,528		1,904		(2,208)		—		28,224
Improvements on leased buildings		16,473		24,985		—		—		41,458
Total investment		2,672,140		317,000		(61,993)		171,205		3,098,352
Accumulated depreciation:
Machinery and equipment		(681,636)		(189,241)		15,838		(71,797)		(926,836)
Office furniture and equipment		(100,130)		(10,238)		12,330		(10,015)		(108,053)
Computer equipment		(293,648)		(86,520)		27,888		(24,753)		(377,033)
Transportation equipment		(23,172)		(5,469)		1,000		(2,733)		(30,374)
Communication equipment		(13,112)		(2,879)		1,710		—		(14,281)
Improvements on leased buildings		(4,849)		(6,533)		—		—		(11,382)
Total accumulated depreciation		(1,116,547)		(300,880)		58,766		(109,298)		(1,467,959)

Net amounts	Ps.	1,555,593	Ps.	16,120	Ps.	(3,227)	Ps.	61,907	Ps.	1,630,393

	Balance as of January 1, 2017		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2017
Investment:
Machinery and equipment	Ps.	2,181,305	Ps.	175,457	Ps.	(49,970)	Ps.	(37,872)	Ps.	2,268,920
Office furniture and equipment		208,676		40,958		(6,427)		(2,309)		240,898
Computer equipment		596,652		136,915		(12,751)		(10,232)		710,584
Transportation equipment		42,037		6,650		(1,220)		(399)		47,068
Communication equipment		28,224		2,386		(178)		—		30,432
Improvements on leased buildings		41,458		30,140		—		—		71,598
Total investment		3,098,352		392,506		(70,546)		(50,812)		3,369,500
Accumulated depreciation:
Machinery and equipment		(926,836)		(195,382)		33,308		17,339		(1,071,571)
Office furniture and equipment		(108,053)		(16,363)		5,641		1,682		(117,093)
Computer equipment		(377,033)		(101,207)		11,373		7,354		(459,513)
Transportation equipment		(30,374)		(5,960)		1,220		556		(34,558)
Communication equipment		(14,281)		(2,629)		134		—		(16,776)
Improvements on leased buildings		(11,382)		(2,919)		—		—		(14,301)
Total accumulated depreciation		(1,467,959)		(324,460)		51,676		26,931		(1,713,812)
Net amounts	Ps.	1,630,393	Ps.	68,046	Ps.	(18,870)	Ps.	(23,881)	Ps.	1,655,688

Additions for investment and depreciation of machinery, equipment and improvements on leased buildings in 2015 include assets acquired as of April 1, 2015 by business combination, whose fair value at the acquisition date is shown below:

	2015 Net amounts
Machinery and equipment	Ps.	342,961
Office furniture and equipment		6,498
Computer equipment		31,626
Transportation equipment		342
Total	Ps.	381,427

During the years ended December 31, 2016 and 2017 no purchases of machinery, equipment and improvements on leased buildings by business combination took place.

As of December 31, 2015, 2016 and 2017, the net balances of machinery, equipment and improvements on leased buildings are:

	December 31, 2015		December 31, 2016		December 31, 2017
Net amounts:
Machinery and equipment	Ps.	1,225,595	Ps.	1,254,469	Ps.	1,197,349
Office furniture and equipment		74,558		100,623		123,805
Computer equipment		214,725		219,619		251,071
Transportation equipment		13,675		11,663		12,510
Communication equipment		15,416		13,943		13,656
Improvements on leased buildings		11,624	30,076			57,297
Total amounts	Ps.	1,555,593	Ps.	1,630,393	Ps.	1,655,688

The Company has several buildings under operating leasing for office use. In Notes 33, the costs and obligations under these leases are disclosed.

9.	Improvements to concession assets

As of December 31, 2015, 2016 and 2017, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2015		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2015
Investment:
Improvements to concession assets	Ps.	7,019,188	Ps.	2,278,944	Ps.	—	Ps.	368,575	Ps.	242,677	Ps.	9,909,384
Construction in-progress		203,950		609,743		—		(368,575)		806		445,924
Total investment		7,223,138		2,888,687		—		—		243,483		10,355,308
Accumulated amortization		(2,074,707)		(934,177)		—		—		(52,106)		(3,060,990)
Net amounts	Ps.	5,148,431	Ps.	1,954,510	Ps.	—	Ps.	—	Ps.	191,377	Ps.	7,294,318

	Balance as of January 1, 2016		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2016
Investment:
Improvements to concession assets	Ps.	9,909,384	Ps.	331,044	Ps.	(436)	Ps.	147,806	Ps.	514,870	Ps.	10,902,668
Construction in-progress		445,924		1,400,942		—		(147,806)		8,682		1,707,742
Total investment		10,355,308		1,731,986		(436)		—		523,552		12,610,410
Accumulated amortization		(3,060,990)		(510,747)		68		—		(126,197)		(3,697,866)
Net amounts	Ps.	7,294,318	Ps.	1,221,239	Ps.	(368)	Ps.	—	Ps.	397,355	Ps.	8,912,544

	Balance as of January 1, 2017		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2017
Investment:
Improvements to concession assets	Ps.	10,902,668	Ps.	304,042	Ps.	(30,212)	Ps.	746,710	Ps.	(143,440)	Ps.	11,779,768
Construction in-progress		1,707,742		1,417,156		—		(746,710)		(1,705)		2,376,483
Total investment		12,610,410		1,721,198		(30,212)		—		(145,145)		14,156,251
Accumulated amortization		(3,697,866)		(552,059)		6,715		—		30,981		(4,212,229)
Net amounts	Ps.	8,912,544	Ps.	1,169,139	Ps.	(23,497)	Ps.	—	Ps.	(114,164)	Ps.	9,944,022

Additions for investment and amortization of improvements to concession assets in 2015 include assets acquired as of April 1, 2015 by business combination, whose fair value at the acquisition date is shown below:

	Investment		Amortization		Net amounts
Improvements to concession assets	Ps.	2,264,602	Ps.	(462,719)	Ps.	1,801,883
Construction in-progress		7,523		—		7,523
Total	Ps.	2,272,125	Ps.	(462,719)	Ps.	1,809,406

During the years ended December 31, 2016 and 2017 no acquisitions of improvements to concession assets by business combination took place.

At December 31, 2015, 2016 and 2017, the net amounts of improvements to concession assets are:

	Total balance as of
	December 31, 2015		December 31, 2016		December 31, 2017
Net amounts:
Improvements to concession assets	Ps.	6,848,394	Ps.	7,204,802	Ps.	7,567,539
Construction in-progress		445,924		1,707,742		2,376,483
Total amounts	Ps.	7,294,318	Ps.	8,912,544	Ps.	9,944,022

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, and even when they are not in committed investments in the MDP.

As of December 31, 2015, 2016 and 2017, the balance of machinery, equipment, improvements on leased buildings and improvements to concession assets includes investments pending to be paid in Mexican airports of Ps. 221,151, Ps. 441,515, and Ps. 409,271, respectively. Construction in-progress relates mainly to the rehabilitation of the runway and improvements to access roads at the Bajío airport, the expansion of the terminal building at the Guadalajara airport, the expansion of the general aviation aprons and the operational areas at the Hermosillo airport, improvements to the runways and aprons and extension of the checked baggage review system at the Los Cabos airport and improvements in operational areas and improvements of the terminal building in Tijuana airport. As of December 31, 2015, 2016 and 2017, the cumulative financial cost net amount capitalized was Ps. 186,834, in each year with a capitalization rate of 4.6%, in each year. During 2015 the Company capitalized borrowing costs of Ps. 1,037, respectively. In 2016 and 2017, the Company did not capitalized borrowing cost.

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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2015, 2016 and 2017:

Acquisition cost	Ps.	15,938,359
assigned to:
Rights to use airport facilities (Note 11):
Runways, aprons, platforms	Ps.	519,057
Buildings		577,270
Other facilities		91,241
Land		930,140
		2,117,708
Airport concessions		13,820,651
	Ps.	15,938,359

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

•

The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law. As of December 31, 2015, 2016 and 2017 the Company recognized Ps. 311,981, Ps. 389,506 and Ps. 461,250, respectively, for this tax.

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

•	The SCT may modify concession terms and conditions that regulate the Company’s operations in accordance to the General Law on Airports.
•	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.
b)	Sangster International Airport (MBJ)

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
•

Through its concession agreement, MBJA is obliged to pay AAJ a monthly concession fee on the basis of traffic units (passengers) multiplied by the rate established in the concession. The rate is subject to annual adjustment according to the National Consumer Price Index in the United States (CPI). MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee is over the period from April to March of each year, with payment required annually. For the years ended of December 31, 2015, 2016 and 2017 the Company recognized USD$10.6 million, USD$20.1 million and USD$25.5 million, respectively, corresponding to this fee.

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

The value of the concessions at December 31, 2015, 2016 and 2017 is as follows:

	December 31, 2015		December 31, 2016		December 31, 2017
Mexican airport concession	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Other airport concession (fair value on date of acquisition in USD$176,086,000) (1)		3,029,824		3,638,641		3,475,128
Less - accumulated amortization (2)		(4,610,308)		(5,074,369)		(5,541,118)
	Ps.	12,240,167	Ps.	12,384,923	Ps.	11,754,661

(1)	The other airport concession includes translation effect for an amount of Ps. 345,908, Ps. 608,817 and Ps. 445,304 as of December 31, 2015, 2016 and 2017, respectively.
(2)	Amortization includes translation effect for an amount of Ps. 6,600, Ps. 32,941 and Ps. 35,629 as of December 2015 and 2016 and 2017, respectively.

The amortization charge for the years ended December 31, 2015, 2016 and 2017, amounts to Ps. 400,953, Ps. 464,061 and Ps. 466,749, respectively.

11.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31, 2015, 2016 and 2017 was as follows (only Mexican airports):

	December 31, 2015		December 31, 2016		December 31, 2017
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(1,017,314)		(1,074,013)		(1,130,713)
	Ps.	1,100,394	Ps.	1,043,695	Ps.	986,995

The amortization charge for the years ended December 31, 2015, and 2016 amounts to Ps. 56,699 in each year. In 2017 the amortization charge amounts to Ps. 56,700.

12.	Other acquired rights

At December 31, 2015, 2016 and 2017 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2015		December 31, 2016		December 31, 2017
Right to operate the charter and general aviation terminal and FBO at San Jose del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560		93,560
Right to operate various parking lots		5,673		5,673		5,673
		769,227		769,227		769,227
Less – accumulated amortization		(220,840)		(237,537)		(254,234)
	Ps.	548,387	Ps.	531,690	Ps.	514,993

Amortization recognized for the years ended December 31, 2015, 2016 and 2017 amounted to Ps. 16,697, in each year. These assets have a useful life until the end of the concession, as its use and operation will continue until the term expires.

13.	Income taxes

The Company is subject to income taxes, according to the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income taxes rate for the Mexican entities is 30% and will continue the same for subsequent years. The tax rate for MBJA is 25% in Jamaica and will continue the same for the subsequent years, while for DCA in Spain the tax rate was 28% for 2015 and for 2016 and subsequent years will be 25%.

To determine deferred income taxes at December 31, 2015, 2016 and 2017 the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates for the Mexican entities.

a.

Recoverable income taxes paid on dividends – Dividends paid to shareholders which are not derived from the net tax income account (CUFIN) generate current income taxes, which can be credited against the taxes of the Company during the year of the dividend payment and the two subsequent years for the Mexican entities.

b.

Recoverable taxes – In the regular course of operations, the Company generates receivable balances by the overpayment of taxes payable, according to the calculation mechanism established in the Tax Law, which are recoverable through tax returns or offsetting. The main recoverable taxes are ISR, IMPAC and Value Added Tax (IVA).

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

As of December 31, 2014, the remaining portion pending to be recovered corresponds to the Hermosillo airport for Ps. 28,501 (values updated). The tax authorities determined that recoverable amount should be the result of the ISR calculation for the year and not be treated as an overpayment of taxes for the year. The risk with the resolution criteria is that the right to receive the refund of the amounts claimed will expire, as well as the favorable interest being sought by the Company. In a resolution dated October 25, 2013, the Company received a favorable ruling, however the authority filed for a review. On September 3, 2014 the Federal Tax and Administrative Judicial Tribunal (TFJFA) declared final judgment, which states that the authority has to return the amount of the refund and update the claim amount. On January 29, 2015 the Company received partial refund of Ps. 9,595 including interest, however, the TFJFA failed to rule on the accrued interest, therefore a judgment for recovery was presented. On May 9, 2017 the TFJFA ruled in favor of the Hermosillo airport, ordering the Mexican tax authority (SAT) to return the interest. On September 19, 2017 the SAT notified the Company of the return and deposit of Ps. 8,445, which was received on September 25, 2017.

The balances of recoverable taxes are comprised as follows:

	December 31, 2015		December 31, 2016		December 31, 2017
Recoverable taxes:
IMPAC	Ps.	70,398	Ps.	58,960	Ps.	111,987
ISR		47,383		23,420		21,780
IVA		35,179		39,385		30,886
Tax to cash deposits		1,521		1,412		863
Business flat tax (IETU)		5,064		4,263		3,506
Withholding taxes		14,977		18,157		26,040
Corporation taxes		—		—		3,316
Other		1,056		1,083		198
	Ps.	175,578	Ps.	146,680	Ps.	198,576

c.	Income Tax – Income tax expense (benefit) for the years ended at December 31, 2015, 2016 and 2017 consists of the following:

	2015		2016		2017
ISR:
Current	Ps.	1,018,647	Ps.	1,532,875	Ps.	1,849,551
Deferred		(182,717)		(266,302)		(408,910)
Cancellation of unrecoverable tax on dividends		11,379		—		—
	Ps.	847,309	Ps.	1,266,573	Ps.	1,440,641

d.

Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2015, 2016 and 2017 is shown below:

	%	2015		%		2016	%	2017
Income before income taxes		Ps.	3,618,086		Ps.	4,620,132		Ps.	6,171,722
Income tax by applying the weighted average statutory rate (1)	29.5%		1,067,335	29.5%		1,362,939	30.0%		1,851,517
Effects of tax inflation over monetary assets	(3.8)%		(138,985)	(0.1)%		(4,893)	(7.8)%		(478,609)
(Unrecognized) applied tax loss carryforwards	(2.3%)		(81,645)	(2.1%)		(96,635)	1.0%		62,975
Derecognition of deferred tax asset	—		—	—		—	1.0%		63,657
Loss of goodwill impairment, not deductible	—		—	—		—	(0.1)%		(4,043)
Employee benefits	—		—	—		—	(0.2)%		(12,220)
Cancellation of recoverable tax on assets - undue payments	—		—	—		—	(0.1%)		(7,587)
Cancellation of non-recoverable ISR from dividends	0.3%		11,379	—		—	—		—
Other	(0.3)%		(10,775)	0.1%		5,162	(0.6)%		(35,049)
Effective tax rate	23.4%	Ps.	847,309	27.4%	Ps.	1,266,573	23.3%	Ps.	1,440,641

(1)

The tax rate used for the 2015, 2016 and 2017 reconciliations above is the average corporate tax rate payable by corporate entities in Mexico, Jamaica and Spain on taxable profits under tax law in these jurisdictions.

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

The deferred income tax are from Mexican subsidiaries:

	Assets
	December 31
	2015		2016		2017
Deferred ISR asset (liability):
Allowance for doubtful accounts	Ps.	34,813	Ps.	8,267	Ps.	7,209
Machinery and equipment		30,017		31,854		37,645
Improvements to concession assets		372,266		411,620		511,166
Airport concessions and rights to use airport facilities		4,046,418		4,162,475		4,461,211
Other acquired rights		111,492		118,215		130,776
Derivative financial instruments		—		(20,446)		(30,667)
Other assets		(121)		268		387
Tax loss carryforwards		137,330		233,965		170,990
Employee benefits		25,701		20,898		27,257
Accruals		7,251		9,469		12,966
Recoverable tax on assets		168,054		94,259		25,342
Deferred income tax asset	Ps.	4,933,221	Ps.	5,070,844	Ps.	5,354,282

The net deferred tax liability corresponds to the subsidiary in Jamaica:

	December 31, 2015		December 31, 2016		December 31, 2017
Deferred tax (liability) asset:
Trade receivables	Ps.	(2,158)	Ps.	(10,991)	Ps.	(822)
Machinery, equipment and improvements on leased buildings		(100,485)		(114,627)		(103,782)
Improvements to concession assets		(1,908)		(2,209)		(2,008)
Airport concessions		(728,231)		(835,432)		(748,879)
Accruals		13,903		16,586		16,238
Deferred tax liability	Ps.	(818,879)	Ps.	(946,673)	Ps.	(839,253)

f.	Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the consolidated statement of financial position is comprised of the following items for the Mexican subsidiaries:

	December 31, 2015		December 31, 2016		December 31, 2017
Tax loss carryforwards	Ps.	202,024	Ps.	221,330	Ps.	212,464
Recoverable tax on assets		230,198		232,796		225,209
	Ps.	432,222	Ps.	454,126	Ps.	437,673

The Company does not recognize deferred tax assets on tax loss carryforwards for which it is not probable to generate future taxable profits to utilize such tax losses.

As disclosed in subparagraph i. of this Note, the recoverable tax on assets will expire in 2017. The recoverable income tax from recoverable tax on assets detailed above has not been recognized.

The Company does not recognize deferred tax assets relating to temporary differences between the accounting and tax value of investments in subsidiaries, as it has the power to control the reversal date of those temporary differences, and does not expect them to reverse in the foreseeable future.

g.

Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Aguascalientes, Los Mochis, Manzanillo and Morelia, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V. The Company estimates tax loss carryforwards will be recoverable in the airports of Aguascalientes, Morelia, Mochis and in Grupo Aeroportuario del Pacífico, S.A.B. de C.V., according to the amounts shown in the following table. With respect to tax legislation relative to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2025. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2015		December 31, 2016		December 31, 2017
Tax loss carryforwards	Ps.	1,131,181	Ps.	1,517,650	Ps.	1,278,180
Unrecognized tax loss carryforwards		(673,415)		(737,766)		(708,212)
Recognized tax loss carryforwards	Ps.	457,766	Ps.	779,884	Ps.	569,968

h.	Balances and movements in deferred taxes during the period.

	Balance as of January 1, 2015		Effects in profit and loss		Allocation to recoverable taxes		Balance as of December 31, 2015
Temporary differences for the deferred tax asset:
Allowance for doubtful accounts	Ps.	40,020	Ps.	(5,207)	Ps.	—	Ps.	34,813
Machinery, equipment and improvements on leased buildings		29,459		558		—		30,017
Improvements to concession assets		345,242		27,024		—		372,266
Airport concessions and rights to use airport facilities		4,009,860		36,558		—		4,046,418
Other acquired rights		108,737		2,755		—		111,492
Other assets		583		(704)		—		(121)
Tax loss carryforwards		55,685		81,645		—		137,330
Employee benefits		24,005		1,696		—		25,701
Accruals		4,482		2,769		—		7,251
Recoverable tax on assets		233,091		6,118		(71,155)		168,054
Total deferred tax asset	Ps.	4,851,164	Ps.	153,212	Ps.	(71,155)	Ps.	4,933,221

	Balance as of January 1, 2016		Effects in profit and loss		Allocation to recoverable taxes		Other comprehensive income		Balance as of December 31, 2016
Temporary differences for the deferred tax asset:
Allowance for doubtful accounts	Ps.	34,813	Ps.	(26,546)	Ps.	—	Ps.	—	Ps.	8,267
Machinery, equipment and improvements on leased buildings		30,017		1,837		—		—		31,854
Improvements to concession assets		372,266		39,354		—		—		411,620
Airport concessions and rights to use airport facilities		4,046,418		116,057		—		—		4,162,475
Other acquired rights		111,492		6,723		—		—		118,215
Derivative financial instruments		—		(20,446)		—		—		(20,446)
Other assets		(121)		389		—		—		268
Tax loss carryforwards		137,330		96,635		—		—		233,965
Employee benefits		25,701		61		—		(4,864)		20,898
Accruals		7,251		2,218		—		—		9,469
Recoverable tax on assets		168,054		(842)		(72,953)		—		94,259
Total deferred tax asset	Ps.	4,933,221	Ps.	215,440	Ps.	(72,953)	Ps.	(4,864)	Ps.	5,070,844

	Balance as of January 1, 2017		Effects in profit and loss		Allocation to recoverable taxes		Other comprehensive income		Balance as of December 31, 2017
Temporary differences for the deferred tax asset:
Allowance for doubtful accounts	Ps.	8,267	Ps.	(1,058)	Ps.	—	Ps.	—	Ps.	7,209
Machinery, equipment and improvements on leased buildings		31,854		5,791		—		—		37,645
Improvements to concession assets		411,620		99,546		—		—		511,166
Airport concessions and rights to use airport facilities		4,162,475		298,736		—		—		4,461,211
Other acquired rights		118,215		12,561		—		—		130,776
Derivative financial instruments		(20,446)		(10,221)		—		—		(30,667)
Other assets		268		119		—		—		387
Tax loss carryforwards		233,965		(62,975)		—		—		170,990
Employee benefits		20,898		8,721		—		(2,362)		27,257
Accruals		9,469		3,497		—		—		12,966
Recoverable tax on assets		94,259		2,656		(71,573)		—		25,342
Total deferred tax asset	Ps.	5,070,844	Ps.	357,373	Ps.	(71,573)	Ps.	(2,362)	Ps.	5,354,282

	Balance as of January 1, 2015		Effects in profit and loss		Other comprehensive income		Balance as of December 31, 2015
Temporary differences for the deferred tax liability:
Accounts receivable	Ps.	—	Ps.	78	Ps.	(2,236)	Ps.	(2,158)
Machinery, equipment and improvements on leased buildings		—		1,220		(101,705)		(100,485)
Improvements to concession assets		—		619		(3,085)		(2,466)
Airport concessions		—		29,226		(757,457)		(728,231)
Accruals		—		(1,638)		16,099		14,461
Total deferred tax liability	Ps.	—	Ps.	29,505	Ps.	(848,384)	Ps.	(818,879)

	Balance as of January 1, 2016		Effects in profit and loss		Other comprehensive income		Balance as of December 31, 2016
Temporary differences for the deferred tax liability:
Accounts receivable	Ps.	(2,158)	Ps.	(535)	Ps.	(8,298)	Ps.	(10,991)
Machinery, equipment and improvements on leased buildings		(100,485)		6,307		(20,449)		(114,627)
Improvements to concession assets		(2,466)		94		163		(2,209)
Airport concessions		(728,231)		45,003		(152,204)		(835,432)
Accruals		14,461		(6)		2,131		16,586
Total deferred tax liability	Ps.	(818,879)	Ps.	50,863	Ps.	(178,657)	Ps.	(946,673)

i.

As a result of the enactment of IETU law beginning in 2008, specifically with respect to the third transitory article, the Company has ten years to recover, under specific circumstances, existing IMPAC paid in previous years, which as of December 31, 2017 amounted to Ps. 250,551. The previously mentioned article establishes the right to recover the tax on assets paid prior to the IETU law enactment date. However, to obtain a refund there are certain requirements that must be met, including: i) the tax on assets subject to recovery must have been paid over the previous ten years, ii) the ISR has to be higher than the tax on assets for the three years prior to 2008, and iii) is limited to 10% per year over the IMPAC effectively paid.

There are several interpretations as to how an entity can recover the tax on assets paid, but to the date there is no explicit definition from the tax authorities or a precedent from any court that provides clarity as to the proper manner in which to recover such amounts. The Company’s management believes it is not probable that they will recover certain amounts and has therefore not recognized an asset of Ps. 225,209 as of December 31, 2017. The remaining amount of recoverable tax on assets is comprised of Ps. 16,097 (nominal value) and Ps. 9,245 of interest for the period from 2002 to 2017.

At December 31, 2015, 2016 and 2017, the recoverable tax on assets is comprised as follows:

	Balance as of January 1, 2017		Effects in profit and loss		Other comprehensive income		Balance as of December 31, 2017
Temporary differences for the deferred tax liability:
Accounts receivable	Ps.	(10,991)	Ps.	(185)	Ps.	10,354	Ps.	(822)
Machinery, equipment and improvements on leased buildings		(114,627)		5,555		5,290		(103,782)
Improvements to concession assets		(2,209)		95		106		(2,008)
Airport concessions		(835,432)		45,675		40,878		(748,879)
Accruals		16,586		398		(746)		16,238
Total deferred tax liability	Ps.	(946,673)	Ps.	51,538	Ps.	55,882	Ps.	(839,253)

At December 31, 2017, the recoverable tax on assets paid is for Ps. 25,342, for the Tijuana airport.

	December 31, 2015		December 31, 2016		December 31, 2017
Recoverable tax on assets paid	Ps.	398,252	Ps.	327,055	Ps.	250,551
Unrecognized recoverable tax on assets paid		(230,198)		(232,796)		(225,209)
Recognized recoverable tax on assets	Ps.	168,054	Ps.	94,259	Ps.	25,342

14.	Investment in associate

Details of the associate of the Company at the end of the reporting period is as follow:

Name of associate	Place of constitution and operation	Proportion of ownership interest and voting power held by the Company
SCL Terminal Aérea de Santiago, S. A.	Santiago de Chile, Chile	14.77%

As disclosed in Note 1, DCA has a stake of 14.77% in SCL, operator of the international terminal of Santiago de Chile’s airport until September 30, 2015. On that date, the operation of the airport was delivered to the new operator. Although it no longer has operations in accordance with the concession agreement, SCL must remain in effect for one year after delivery of the concession to address any potential contingencies. After that first year, SCL shall remain in force for two years before being dissolved in accordance with tax regulations in Chile.

According to the Company's estimates for 2018 and 2019, the Company expects to recover Ps. 11,016 through dividend and capital reductions. During 2016, Ps. 58,868 was recovered.

At the date of acquisition the book value of SCL is €4,653,021 (Ps. 105,936). The results of DCA of the years ended to December 31, 2015, 2016 and 2017 were recognized using the equity method in the consolidated financial statements.

At December 31, 2015, 2016 and 2017, the net results of SCL is comprised as follows:

	2015		2016		2017
Net (loss) profit SCL	Ps.	(92,783)	Ps.	(79,401)	Ps.	19,330
Proportion of ownership interest and voting power held by the Company		14.77%		14.77%		14.77%
Share of (loss) profit of associate.	Ps.	(13,704)	Ps.	(11,728)	Ps.	2,855

The Company owns less than 20% of the shares of SCL, however it concluded it has significant influence because it has a representation on its Board of Directors and participates in the process of setting its financial and operating policies.

The summarized financial information below represents the amounts shown in the financial statements of SCL prepared in accordance with IFRS.

The detail of the investment in the associate as of December 31, 2017 is as follows:

	Balance
Initial investment	Ps.	105,936
Share of loss of associate 2015		(13,704)
Balance at December 31, 2015		92,232
Reimbursements 2016		(58,868)
Share of loss of associate 2016		(11,728)
Balance at December 31, 2016		21,636
Adjustment to the investment SCL		(13,475)
Share of profit of associate 2017		2,855
Balance at December 31, 2017	Ps.	11,016

Condensed statements of financial position as of December 31, 2015, 2016 and 2017:

	2015		2016		2017
Current assets	Ps.	411,465	Ps.	344,243	Ps.	142,672
Non – current assets		281,943		50,412		—
Total assets		693,408		394,655		142,672
Total liability		193,476		193,554		51,189
Shareholders´ equity	Ps.	499,932	Ps.	201,101	Ps.	91,483

Condensed statement of comprehensive (loss) profit for the period of nine months ended December 31, 2015 and year ended, 2016 and 2017:

	Nine months ended December 2015		2016		2017
Revenues	Ps.	674,027	Ps.	13,629	Ps.	56,373
Costs, expenses and income taxes		766,810		93,030		37,043
(Loss) Profit of the year	Ps.	(92,783)	Ps.	(79,401)	Ps.	19,330

15.	Accounts payable

The Company receives credit from its suppliers at 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2015		December 31, 2016		December 31, 2017
Suppliers	Ps.	437,238	Ps.	693,099	Ps.	784,533
Advance payments from clients		66,676		70,215		108,853
Interest payable		58,499		69,917		87,168
Direct employee benefits		24,210		34,706		46,674
Others suppliers		23,257		182,387		26,864
Others		27,366		35,602		11,977
Total	Ps.	637,246	Ps.	1,085,926	Ps.	1,066,069

Advanced payments from clients represent payments for future services that have not yet been provided and if they are not performed, the Company has the obligation to reimburse it to its customers.

The balance of direct employee benefits corresponding principally of provisions of vacations, bonus and other employee benefits.

16.	Derivative financial instruments

The Company has borrowings denominated in US dollars and debt securities at variable interest rates in pesos, which in case of an increase in interest rates, would reduce the Company’s cash flows. Through the contracting of the caps with HSBC and Scotiabank, in some of these borrowings, the Company seeks to limit the risk of interest rate increases. In 2016, the Company contracted hedges with an interest rate floor and two interest rate collars, such that if the relevant rate surpasses the level established (strike) in the contract, the cap generates positive cash flows to the Company, which offsets the negative effects of the increase in the interest rates from the underlying loans. The Company’s derivative financial instruments are negotiated in the over-the-counter (OTC) market, through national and international counter parties.

The issuance of the GAP 15 debt securities in February 2015 for Ps. 1,100,000 and the second tranche of the same GAP 15 debt securities in January 2016 for Ps. 1,1000,0001 generates interest at a variable rate of TIIE-28 plus 24 basis points with a term of 5 years. This credit has a hedge of the interest rate described in the table below.

During January and February 2016, the Company entered into unsecured credit agreement with Scotiabank and BBVA for USD$95.5 million with each institution, for a total of USD$191.0 million. The loans generate interest at one month LIBOR plus 99 and 105 basis points, respectively, with monthly interest payments, for a term of 5 years. With these loans the Company pre-paid bridge loans used to finance DCA’s acquisition in April, 2015. For this credit an interest rate hedge was contracted.

On May 2, 2017, the Company contracted an interest rate swap with HSBC in order to cover the risk of increased interest rate related to the issuance of the GAP 17 debt securities hedge on April 6, 2017, which was placed at a variable interest rate.

These financial instruments were not entered into for speculative purposes, but neither were formally designated and therefore did not qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in profit or loss within finance cost. The main characteristics and the fair value of these derivatives at December 31, 2016 and 2017 are as follows:

	Notional amount (millions)		Coverage start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value December31, 2016
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	18,111
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		18,417
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2021		35,926
Total									Ps.	72,454

	Notional amount (millions)		Coverage start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value December31, 2017
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	16,442
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		16,753
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2021		37,577
HSBC	Ps.	1,500.0	Mayo 2017	7.21%	—	—	—	March 2022		36,043
Total									Ps.	106,815

For the year ended December 31, 2017 a gain of Ps. 34,361 was recognized within finance cost as income of the period, due to the value of the premium paid; no amounts have been recognized through other comprehensive income during the year ended December 31, 2017, for the effect of the intrinsic value of these hedges.

On March 4, 2016 the Company entered into a bank loans hedge. Because the current one month LIBOR rates are below the first cap, which is 1.75%, the hedging instrument has not been used. As mentioned in the Risk Note, according to the projections of the interest curves, it is not expected that these will exceed the second cap of 2.75%.

On April 1, 2016 the Company entered into a debt securities hedge with variable interest rates. In 2016 and 2017, the Company used the hedge because the TIIE 28 rate surpassed the first cap of 5.75%. At December 31, 2016 and 2017, the Company recognized Ps. 607 and Ps. 19,607, respectively, for the application of the coverage in the comprehensive income.

On May 4, 2017, the Company entered into hedge of the variable interest rate generated by the debt certificates issued in April 2017; these debt securities certificates were issued at a 28-day TIIE variable rate plus 49 base points, for which a swap was contracted to fix the rate at 7.21%. As of December 31, 2017, an amount of Ps. 715 was recognized in favor of the Company for the application of the hedge because the fixed rate agreed in the swap was lower than the TIIE.

17.	Bank Loans and issuance of Debt Securities
a)	Bank Loans

During 2015, the Company obtained loans to finance the acquisition of 100% of the shares of the DCA Company with BBVA and Bank of Nova Scotia. With the acquisition of MBJA the company assumed loans previously hired by MBJA. All the loans contracted with banking institutions and third parties are described below with the unpaid balance at each date.

	December 31 2015		December 31 2016		December 31 2017
On September 14, 2007, MBJA signed a simple unsecured loan, with the International Finance Corporation (IFC) for up to USD$20 million. The loan bears interest at a variable rate of 6 month LIBOR plus 392 basis points, for a period of 12 years from this disposition and semi-annual instalments. As of December 31, 2017 the balance amounted to USD$7.5 million.	Ps.	203,457	Ps.	167,884	Ps.	148,014
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum. The loan does not have an expiration date and no amortization schedule.		188,185		225,999		215,843
In February 2009, MBJA signed a simple unsecured loan with guarantees with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. The interest rate was set at 8%. The loan does not have an expiration date and no amortization schedule.		8,775		10,539		10,065
On December 12, 2012, MBJA signed a simple unsecured loan with IFC for USD$13 million. The loan bears interest at a variable rate of six month LIBOR plus 450 basis points, for a period of 5 years from each disposition. As of December 31, 2017 the balance amounted to USD$3,724,452.		219,383		216,972		73,504
In 2014 MBJA signed two finance lease arrangements, one with SITA Information Networking Computing BV for USD$1,792,096, for equipment and the other with SITA Information Networking BV. USA for software support for USD$1,231,858. Both leases are for seven years with a fixed interest rate of 8% per annum. Monthly lease payment total USD$47,132. As of December 31, 2017 the balance amounted to USD$1,792,200.		44,223		46,058		35,370
On January 19, 2016, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously in the short term for amount of USD $95.5 million, with a five-year maturity. The loan bears interest at LIBOR 1M plus 99 basis points.		1,651,824		1,973,412		1,884,731
On February 15, 2016, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously in the short term for amount of USD $95.5 million, with a five-year maturity. The loan bears interest at LIBOR 1M plus 105 basis points.		1,634,618		1,973,412		1,884,731
Total unpaid balance of bank loans and long-term debt		3,950,465		4,614,276		4,252,258
Less - Current portion		(3,529,102)		(84,758)		(141,412)
Long-term portion	Ps.	421,363	Ps.	4,529,518	Ps.	4,110,846

b)	Issuance of Debt Securities

	December 31 2015		December 31 2016		December 31 2017
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,100,000 under the "GAP 15" name, at a variable interest rate of 28-day TIIE plus 24 basis points for a period of five years, maturing on February 14, 2020. On January 29, 2016, the first reopening was made the long-term debt securities GAP 15 for the total Ps. 1,100,000. With the same maturity as the originally and accrue the same interest rate. At December 29, 2017, the TIIE rate is 7.6311%.	Ps.	1,100,000	Ps.	2,200,000	Ps.	2,200,000
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,500,000 under the name "GAP 15-2" at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on July 8, 2016, for Ps. 1,500,000 under the "GAP 16" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. At December 29, 2017, the TIIE rate is 7.6311%.		—		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on April 6, 2017, for Ps. 1,500,000 under the "GAP 17" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. At December 29, 2017, the TIIE rate is 7.6311%.		—		—		1,500,000
Unsecured debt securities issued in the Mexican market on November 9, 2017, for Ps. 2,300,000 under the "GAP 17-2" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. At December 29, 2017, the TIIE rate is 7.6311%.		—		—		2,300,000
Long-term portion	Ps.	2,600,000	Ps.	5,200,000	Ps.	9,000,000

The proceeds in 2015 from the issuance of the long-term debt securities were allocated to finance capital investments in the Mexican Airports seth forth in the Master Development Program and also to repay the Company’s outstanding bank debt with Scotiabank in the amount of Ps. Ps.1,741,000 and Ps. 852,500, respectively. The remainder of Ps. 6,500 corresponds to expenses related to the issuance.

The proceeds in 2016 from the issuance of the long-term debt securities were allocated to finance capital investments set forth in the Master Development Program 2016 in the Mexican Airports of Ps. 2,600,000. Issuance expenses of Ps.7,797 were recognized.

The proceeds in 2017 from the issuance of the long-term debt securities were allocated to finance capital investments set forth in the Master Development Program 2017 of the Mexican Airports of Ps. 3,800,000. Issuance expenses of Ps. 9,313 were recognized.

The long-term debt previously described, matures as follows:

Year	Amount
2018	Ps.	141,412
2019		68,568
2020		2,239,743
2021		5,276,684
Thereafter		5,525,851
	Ps.	13,252,258

At December 31, 2015, 2016 and 2017, debts are payable by the following companies:

	At December 31, 2015
Company	Current		Long-Term		Total
GAP	Ps.	3,286,442	Ps.	2,600,000	Ps.	5,886,442
MBJA		242,660		421,363		664,023
Total	Ps.	3,529,102	Ps.	3,021,363	Ps.	6,550,465

	At December 31, 2016
Company	Current		Long-Term		Total
GAP	Ps.	—	Ps.	9,146,824	Ps.	9,146,824
MBJA		84,758		582,694		667,452
Total	Ps.	84,758	Ps.	9,729,518	Ps.	9,814,276

	At December 31, 2017
Company	Current		Long-Term		Total
GAP	Ps.	—	Ps.	12,769,461	Ps.	12,769,461
MBJA		141,412		341,385		482,797
Total	Ps.	141,412	Ps.	13,110,846	Ps.	13,252,258

The loan agreements limit the Company’s use of proceeds for the financing of capital expenditures, working capital and prepayments of loans, in addition to prohibiting the merger of the airport creditors with any other entity, as well as the prohibition of sales or transfers of assets in an amount greater than Ps. 1,000, without previous authorization from the creditors and requires the Company to maintain certain financial ratios which have been fulfilled. If the individual airports are unable to fulfill their commitments and maintain the minimum financial ratios under the credit agreements, dividends cannot be declared.

As a result of the issuance of the debt securities, the Company has covenants which have been fulfilled during 2015, 2016 and 2017. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized, as part of interest expense using the effective interest rate over the term of each transaction. These costs include commissions and professional fees.

c)  Reconciliation of liabilities arising from financing activities

					Non-cash changes
	Balance as of January 1, 2017		Repayments on bank loans		Proceeds from issuance of Debt securities		Reclassification of current installments of long term debt		Exchange effects		Fair value adjustments		Balance as of December 31, 2017
Banks loans and current portion of long-term borrowings	Ps.	84,758	Ps.	(84,758)	Ps.	—	Ps.	141,412	Ps.	—	Ps.	—	Ps.	141,412
Long-term borrowings		4,529,518		(66,966)		—		(141,412)		(210,294)		—		4,110,846
Debt securities		5,200,000		—		3,800,000		—		—		—		9,000,000
Derivative financial instruments (Note 16)		(72,454)		—		—		—		—		(34,361)		(106,815)
Total	Ps.	9,741,822	Ps.	(151,724)	Ps.	3,800,000	Ps.	—	Ps.	(210,294)	Ps.	(34,361)	Ps.	13,145,443

18.	Retirement employee benefits
a.

Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4,728, Ps. 4,986 and Ps. 6,001 in 2015, 2016 and 2017, respectively.

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

The amount included in the statement of financial position arising from the obligation of the entity for defined benefit plans on December 31, 2015, 2016 and 2017 is as follows:

	2015		2016		2017
Present value of defined benefit obligations	Ps.	93,367	Ps.	92,575	Ps.	112,980

The table below shows the movements in the present value of defined benefit obligations:

	2015		2016		2017
Opening defined benefit obligation	Ps.	80,015	Ps.	93,367	Ps.	92,575
Current service labor cost		6,754		7,233		9,459
Interest cost		6,463		7,365		8,344
Actuarial losses		135		—		—
New measurement (gains) / losses:
Actuarial (gains) losses resulting from changes in financial and demographic assumptions		—		(7,165)		2,602
Actuarial (gains) and losses arising from adjustments for actuarial experience		—		(8,225)		—
Benefits paid		—		—		—
Ending defined benefit obligation	Ps.	93,367	Ps.	92,575	Ps.	112,980

Below are the amounts for the years ended December 31, 2015, 2016 and 2017 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2015		2016		2017
Current service cost	Ps.	6,754	Ps.	7,233	Ps.	9,459
Interest cost		6,463		7,365		8,344
Actuarial losses		135		—		—
Components of defined benefit costs recognized in net income (Note 24)		13,352		14,598		17,803
Measurement of net defined benefit liability:
Actuarial (gains) losses arising from changes in financial and demographic assumptions		—		(7,165)		2,602
Actuarial (gains) and losses arising from adjustments for actuarial experience		—		(8,225)		—
Components of defined benefit costs recognized in other comprehensive income		—		(15,390)		2,602
Total recognized as employee benefit cost	Ps.	13,352	Ps.	(792)	Ps.	20,405

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2015	2016	2017
Discount of the projected benefit obligation at present value	7.4%	7.4%	7.6%
Salary increase	5.0%	5.0%	5.0%
Remaining labor life	20.8 years	18.2 years	17.7 years
Inflation	3.5%	3.4%	4.2%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps. 11,820.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).

19.	Equity
a.	At December 31, 2015, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	10,649,462
Series BB	84,150,000		1,879,318
Total	561,000,000	Ps.	12,528,780

At December 31, 2016, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	9,161,820
Series BB	84,150,000		1,616,793
Total	561,000,000	Ps.	10,778,613

At December 31, 2017, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	7,674,179
Series BB	84,150,000		1,354,267
Total	561,000,000	Ps.	9,028,446

At December 31, 2017, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

Each share of Series “B” and “BB” gives the holder the right to one vote at any Ordinary Shareholders’ Meeting. According to the Company’s bylaws, shareholders of Series “B” shares either individually or jointly with their related parties, cannot hold more than 10% of the total outstanding common stock of the Company, and therefore is prohibited from exceeding such limits by participating through trusts, agreements, social pacts or bylaws, pyramid schemes or any other mechanism that provides a larger share than legally allowed. Additionally, the Company’s bylaws provide that if a person individually or jointly with its related parties, acquires a percentage of shares exceeding the limits of participation previously mentioned, the person or group of persons will be required to sell the excess over what is allowed through a public offering, during which time, the shares owned over the 10% threshold by such individuals will not have voting rights and cannot be represented in any Shareholder Meeting. Furthermore, the shareholders of Series “BB” shares, either individually or jointly with their related parties, may also be owners of shares of Series “B” shares, regardless of the shares they hold in the aggregate of Series “B” and Series “BB”. However, those shareholders of the Series “BB” shares, their votes will be limited to no more than 10% of the voting common stock, and any additional participation is required to vote in the same way of the majority of the votes in any Shareholder Meeting.

Shareholders of Series “BB” shares are entitled to elect four members to the board of directors and their alternates, whereas shareholders of Series “B” shares with rights to vote, even limited or restricted, that individually or together owning 10% or more of the Company’s capital stock is entitled to elect one member to the board of directors at a Shareholders’ Meeting, an in such instances, such shareholder or group of shareholders may not exercise the right to vote for the board members corresponding to the majority. If any shareholder or group of shareholders representing at least 10% of the common shares of which the common stock is comprised, exercises the right to appoint a board member, such shareholder will not have the right to vote in the designation of the board members that correspond to appointment by the majority of Series “B” shareholders. The total number of members of the Board of Directors of the Company is 11, therefore holders of Series “B” shares have the right to appoint only seven members.

The members of the Board of Directors appointed by the Shareholders of the Series “BB” will have the ability to make the following valid designations: (i) upon consultation with the Company’s Nomination and Compensation Committee, appointment and dismissal of the Chief Executive Officer and the top-level executive officers; (ii) appointment of three of the six members of the Operating Committee and three alternates, and the number of members and their alternates to the Audit Committee, including the acquisition, nominations and compensation corresponding to 20% (twenty percent) of the total members, with the understanding that there will be at least one member and alternate, for each of them, iii) in the creation and determination of the Operating Committee whom are not part of the Company, members of the Board of Directors or the Company's officers.

In the case of the Audit Committee must also comply with the legal restrictions of independence.

b.

In an Ordinary Shareholders’ Meeting held on April 21, 2015, the shareholders approved a dividend payment of Ps. 3.32 per shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 1.82 per share was made on August 21, 2015 of Ps. 956,547 and the second payment for Ps. 1.50 per share was made on November 4, 2015 of Ps. 788,364. In the same shareholder´s meeting the reserve for repurchase of shares approved at the Shareholders’ Meeting held on April 23, 2014 of Ps. 400,000 was canceled, and simultaneously the shareholders approved a maximum amount of Ps. 850,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the Company Administration.

c.

In a General Extraordinary Shareholders’ Meeting held on April 21, 2015, the shareholders approved a capital reduction of Ps. 2.68 per share outstanding for Ps. 1,408,542. The payment was made on May 15, 2015.

d.

In an Ordinary Shareholders’ Meeting held on April 26, 2016, the shareholders approved a dividend payment of Ps. 4.07 per shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 2.28 per outstanding share was made on August 25, 2016 of Ps. 1,198,312 and the second payment for Ps. 1.79 per outstanding share was on November 18, 2016 of Ps. 940,780. In the same shareholder’s meeting the reserve for repurchase of shares approved at the Shareholders’ Meeting held on April 21, 2015 of Ps. 850,000 was canceled, and simultaneously the shareholders approved a maximum amount of Ps. 950,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the Company Administration.

e.

In a General Extraordinary Shareholders’ Meeting held on April 26, 2016, the shareholders approved a capital reduction of Ps. 3.33 per share outstanding for Ps. 1,750,167. The payment was made on May 9, 2016.

f.

In an Ordinary Shareholders’ Meeting held on April 25, 2017, the shareholders approved a dividend payment of Ps. 5.72 per shares outstanding at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 2.86 per outstanding share was made on August 14, 2017 of Ps. 1,503,146 and the second payment for Ps. 2.86 per outstanding share was on November 16, 2017 of Ps. 1,503,146. In the same shareholder’s meeting the reserve for repurchase of shares approved at the Shareholders’ Meeting held on April 26, 2016 of Ps. 950,000 was canceled, and simultaneously the shareholders approved a maximum amount of Ps. 995,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the Company Administration.

g.

In a General Extraordinary Shareholders’ Meeting held on April 25, 2017, the shareholders approved a capital reduction of Ps. 3.33 per share outstanding for Ps. 1,750,167. The payment was made on May 8, 2017.

h.

The General Corporate Law requires that at least 5% of the unconsolidated net income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2015, 2016 and 2017, the legal reserve, in nominal pesos, was Ps. 840,743, Ps. 960,943 and Ps. 1,119,029, corresponding to 6.7%, 8.9%, and 12.4%, respectively of the common stock, respectively.

i.

At December 31, 2017, the Company has a maximum amount of funds approved to repurchase shares of the Company for Ps. 2,728,374. From the approved amount, 35,424,453 shares have been repurchased for a total of Ps. 1,733,374, corresponding to repurchases made from September 2010 to February 2014. The remaining balance of Ps. 995,000 is available to repurchase shares.

j.

Shareholders’ equity distribution, except for the restatement amounts of the common stock contributed and the Net tax income account, will be subject to an ISR tax, calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid and the subsequent two fiscal years following the date in which the dividend was paid. Starting in 2014, dividends distributed to shareholders and coming from tax retained earnings generated from 2014 and later, will generate an additional withholding tax of 10% directly attributable to shareholders receiving the dividend.

k.	The balances of shareholders’ equity tax accounts as of December 31, 2015, 2016 and 2017 were as follows:

	2015		2016		2017
Contributed capital account	Ps.	27,415,833	Ps.	26,540,780	Ps.	26,519,004
Net tax income account		2,147,169		3,232,321		4,111,601
Total	Ps.	29,563,002	Ps.	29,773,101	Ps.	30,630,605

l.

In the year 2015, 2016 and 2017 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA and MBJA from functional currency (euro and US dollar respectively) to the reporting currency (peso) and from the year 2016 also the effects of the remeasurements of the labor liabilities, net of taxes

20.	Non-controlling interest (NCI)

On April 20, 2015 the Company acquired 100% of the shares of DCA, which owns 74.5% of the shares of MBJA and the remaining 25.5% is Vantage as a non-controlling shareholder.

On March 23, 2017, the Board of Directors of MBJA approved a dividend payment from retained earnings in the amount of USD$26.0 million, which will be distributed as follows: U.S.$19.37 million to DCA (Ps. 382,275 a closing exchange rate of Ps. 19.7354) and U.S.$6.63 million to Vantage (Ps. 130,846 closing exchange rate).

The following table summarizes the information relating to DCA that has material NCI, before any intra-group elimination as of December 31:

	2015		2016		2017
NCI percentage	25.5%		25.5%		25.5%
Non-current assets	Ps.	5,329,086	Ps.	6,117,021	Ps.	5,610,289
Current assets		529,288		1,155,778		1,505,069
Non-current liabilities		(2,073,551)		(2,590,361)		(1,840,532)
Current liabilities		(325,640)		(480,267)		(1,162,848)
Net assets		3,459,183		4,202,171		4,111,978
Net assets attributable to NCI	Ps.	882,092	Ps.	1,071,554	Ps.	1,048,554

	2015		2016		2017
Revenue	Ps.	995,707	Ps.	1,622,033	Ps.	1,852,687
Profit		175,518		281,078		321,416
OCI		482,394		773,453		(225,169)
Total comprehensive income		875,237		992,944		96,247
Profit allocated to NCI		44,757		71,675		81,961
OCI allocated to NCI	Ps.	66,901	Ps.	117,787	Ps.	(31,635)

	2015		2016		2017
Net cash provided by operating activities		761,724		729,858		625,619
Net cash provided by investment activities		7,959		13,673		(122,417)
Net cash used in financing activities		(346,807)		(156,099)		(202,264)
Net increase in cash and cash equivalents	Ps.	422,876	Ps.	587,432	Ps.	300,938

21.	Revenues

According to the General Law on Airports and its regulations in Mexico, certain of the Company’s revenue are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Complementary services are ramps and handling services, catering, maintenance and repairs, and traffic and dispatch services. Commercial services include services that are not essential for the operation of an airport; therefore, these revenues are not regulated by TM, such as car parking services, lease of space to retailers, restaurants and banks, among others. The revenues of the subsidiary MBJA have the same classification, therefore consolidated in the area that correspond to the numbers of airports in Mexico.

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

During the periods ended December 31, 2015, 2016 and 2017, the compliance with the TM by the Company’s Mexican airports was 100.0%, 99.9%, and 100.0%, respectively.

The table below presents a summary for the years ended December 31, 2015, 2016 and 2017, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fee are classified as airport services.

	2015		2016		2017
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	284,275	Ps.	518,404	Ps.	681,096
Charges for not canceling extended stay reservations		3,412		3,601		2,207
Parking on embarking/disembarking platform		135,701		66,563		72,158
Parking on extended stay or overnight platform		35,663		45,274		61,722
Passenger walkways and shuttle buses		18,346		31,217		34,795
Airport security charges		113,579		160,986		181,304
Airports services		34,540		—		—
Airport real estate services to airlines:
Leasing of hangars to airlines		7,011		20,257		24,574
Leasing of shops, warehouses and stockrooms to airlines (operating)		3,884		4,045		4,040
Leasing of space and other terminal facilities to airlines within the terminal (operating)		43,559		53,095		56,100
Leasing of land and other surfaces to airlines outside the terminal (operating)		3,154		6,013		5,602
Leasing of check-in desks and other terminal space		4,090		809		575
Leasing of desks and other terminal space for ticket sale.		6,294		5,764		7,866

Airport passenger services:
Domestic passenger charges		2,078,059		2,552,169		3,054,639
International passenger charges		2,404,331		3,210,822		3,696,147
Airport real estate services and rights of access to other operators		28,709		33,192		34,688
Complementary services:
Catering services		16,601		21,286		24,893
Other third-party ramp services rendered to airlines		35,670		42,283		50,775
Traffic and/or dispatch		37,362		55,402		58,954
Fuel supply or removal		117,162		195,458		216,600
Third-party airplane maintenance and repair		7,620		11,280		11,787
Total regulated revenues included in the maximum rate		5,419,022		7,037,920		8,280,522

Regulated revenues not included in the maximum rate:
Car parking charges		251,468		254,108		277,229
Recovery of cost over aeronautical services		115,273		126,513		157,211
Recovery of cost over non-aeronautical services		31,976		35,721		43,034
Total regulated revenues not included in the maximum rate		398,717		416,342		477,474
Total regulated revenues		5,817,739		7,454,262		8,757,996

	2015	2016	2017
Unregulated revenues(1)
Commercial concessions:
Retail operations	125,481	186,849	201,683
Food and beverages	118,910	138,664	163,925
Duty free	226,226	312,569	343,847
VIP lounges	21,021	28,418	36,945
Financial services	28,671	36,537	40,586
Communications and networks	10,202	12,528	11,927
Car rentals	138,532	177,807	205,992
Commercial leasing	22,912	22,802	16,579

Advertising		129,244		169,762		168,573
Time sharing developers		139,124		172,660		186,652
Leasing of space to airlines and other complementary service providers (non-operating)		205,891		111,146		123,568
Lease outside the terminal				36,132		47,730
VIP Lounges operated directly		65,045		112,042		154,737
Convenience store		—		93,747		84,436
Royalties		—		532		4,700
Revenues from sharing of commercial activities:
Retail operations		50,432		87,845		113,175
Food and beverages		50,537		81,455		112,350
Duty free		21,391		36,331		53,709
Financial services		721		726		17,386
Car rentals		8,904		20,914		28,790
Access fee for ground transportation		46,145		61,267		75,938
Non-airport access fees		28,696		60,128		73,622
Other leases		—		—		11,706
Services rendered to ASA		3		82		276
Various commercial-related revenues		12,447		16,319		16,599
Total unregulated revenues		1,450,535		1,977,262		2,295,431
Total aeronautical and non-aeronautical services	Ps.	7,268,274	Ps.	9,431,524	Ps.	11,053,427

(1)Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the National Consumer Price Index (INPC) in Mexico and based on the CPI or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above (Note 33).

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2015, 2016 and 2017 accounted for Ps. 838,635, Ps. 1,676,037 and Ps. 1,312,491, respectively.

22.	Cost of services

Cost of services for the years ended December 31,  2015,  2016 and 2017 was composed of the following:

	2015		2016		2017
Employee cost (Note 24)	Ps.	502,794	Ps.	584,560	Ps.	663,360
Maintenance		302,203		346,805		505,352
Safety, security and insurance		249,752		282,310		317,023
Utilities		192,158		222,891		278,895
Other		311,351		345,805		345,777
	Ps.	1,558,258	Ps.	1,782,371	Ps.	2,110,407

23.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2015, 2016 and 2017 were composed of the following:

	2015		2016		2017
Depreciation	Ps.	206,724	Ps.	300,880	Ps.	324,460
Amortization		949,711		1,047,507		1,119,102
	Ps.	1,156,435	Ps.	1,348,387	Ps.	1,443,562

24.	Employee Cost

Employee Cost for the years ended December 31, 2015, 2016 and 2017 was composed of the following:

	2015		2016		2017
Wages and salaries	Ps.	341,134	Ps.	403,312	Ps.	453,452
Other remunerations		47,612		50,709		61,527
Social benefits		42,354		44,967		54,003
Severance payments		5,102		6,479		4,464
Labor union fees		14,842		15,421		16,991
Taxes on employee benefits		6,053		6,483		7,832
PTU		2,917		10,337		10,128
Retirement employee benefits		13,352		14,598		16,688
Others		29,348		32,254		38,275
	Ps.	502,794	Ps.	584,560	Ps.	663,360

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

Cost of improvements to concession assets are comprised of the following at December 31, 2015, 2016 and 2017:

	2015		2016		2017
Cost of improvements to concession assets	Ps.	838,635	Ps.	1,676,037	Ps.	1,312,491

26.	Other income – net

Other (income) expenses is comprised of the following at December 31, 2015, 2016 and 2017:

	2015		2016		2017
Recovery insurance	Ps.	(200,884)	Ps.	(2,903)	Ps.	(20,539)
Bargain purchase gain		(189,744)		—		—
Other services provided by DCA		(30,418)		—		—
Sale of fixed assets		(5,672)		(4,493)		(5,070)
Cancellation of non-exigible liabilities and provisions		—		—		(87,755)
Other income		(14,150)		(11,021)		(18,198)
Total other income	Ps.	(440,868)	Ps.	(18,417)	Ps.	(131,562)

	2015		2016		2017
Repair of damaged by natural disasters		176,073		—		6,514
Loss on sale of assets		4,310		5,566		17,684
Donation		—		—		20,066
Other expenses		5,873		12,556		3,377
Total other expenses		186,256		18,122		47,641
Other income – Net	Ps.	(254,612)	Ps.	(295)	Ps.	(83,921)

In 2015 repairs due to Hurricane Odile at airports in San Jose del Cabo and La Paz, Baja California Sur were completed and the compensation for the loss was received.

27.	Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2015, 2016 and 2017:

	2015		2016		2017
Interest income from cash equivalents	Ps.	81,489	Ps.	182,426	Ps.	354,439
Interest on recovered taxes		3,465		16,199		8,791
Gain on derivative financial investments		—		68,261		34,361
Other		5,935		12,684		23,144
Total interest income		90,889		279,570		420,735
Interest cost from bank loans		(71,881)		(107,680)		(124,438)
Loss on financial investments held for trading purposes		(242)		(2)		—
Commissions for bank loans		(1,901)		—		(32)
Other financing costs		(8,594)		(24,620)		(18,362)
Interest cost for debt securities		(126,686)		(249,406)		(476,375)
Total interest expense		(209,304)		(381,708)		(619,207)
Foreign exchange gains		222,292		759,965		1,025,183
Foreign exchange loss		(560,687)		(1,260,859)		(926,100)
Foreign exchange gains (loss) - Net		(338,395)		(500,894)		99,083
Finance cost - Net	Ps.	(456,810)	Ps.	(603,032)	Ps.	(99,389)

28.Commitments

a.	On December 28, 2009, the SCT authorized the Company’s MDP update for the five-year period from 2010-2014. As of December 31, 2015, the SCT confirmed compliance with 100%.
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

In March 2016 and 2017 the Mexican Directorate General of Civil Aviation (DGAC) approved the MDP committed of 2015 and 2016, respectively.

c.

In November 2014, the airport authority in Jamaica, approved capital investments to be made of USD$ 37,940,000 for the period April 2015 to March 2020. Compliance with MBJA capital investments must be made for the period rather than annually. During 2015, 2016 and 2017capital investments were USD$ 659,000, USD$768,832 and USD$ 3,492,476, respectively.

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

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps. 234,780, which was challenged again by the Company on December 19, 2014. A jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgment of invalidity as the Company believes that in previous proceedings it is already guaranteeing part of the amount set by the Court, however it has not been confirmed by the jurisdictional court.

As the Company and its legal counsel believe that these tax claims are not in accordance with the law, the Company proceeded to file an annulment against the municipal authorities, which is pending resolution. Because, previous judgments in this and other airports have been resolved favorably for the Company, the Management and its legal counsel believe that no present obligation currently exist, therefore the Company has not recognized any provision regarding these matters.

b.

In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, whereas in Guadalajara airport it occurred in 1975. Before such expropriations, a group of farmers called Ejido, one in Tijuana and other different in Guadalajara, owned these lands. The farmers have raised claims against the indemnity payments received from the Mexican Government, and in Tijuana airport requested the reversion of the expropriation. During 2008, the Ejido Tampico in the Tijuana airport received an unfavorable resolution, which was appealed. Subsequently the Ejido received a favorable resolution, which may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido. At the date of these consolidated financial statement, the judgment is still pending to be resolved.

In the case of Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport. In November 2010, the Court granted the protection of the federal justice to the Ejidos El Zapote and Santa Cruz del Valle, in Guadalajara airport, instructing to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared unsubsistence the Concession granted to the Guadalajara airport in 1998, in reference to manage, operate and develop the airport facilities. On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for the trial with the Ejido El Zapote, the trial is ongoing. However, on July 31, 2014, the court issued a favorable sentence for the Ejido El Zapote, which was challenged by the Company. On April 14, 2016, the appellate Court determined conclusively that, while it was true that the right of the Ejido to contest the appraisal with which it was compensated had been violated, it also determined that the land could not be returned to the complainant Ejido, as "incongruous" the declaration of invalidity of the concession granted to Guadalajara airport. On January 13, 2017 a Federal Institute issued an appraisal for the value of a portion of the land in which Guadalajara airport is based, related to the appeal previously mentioned. This appraisal was made based on the expropriation decree of 1975. On June 30, 2017, the Court notified that the appeal was accomplished once Ejido group was informed of the appraisal made by the Federal Institute. This resolution was challenged by the Ejido group and accepted by the Court which instructed to review the appeal in order to concluded as to the possibility of achieving the final resolution and if this is not the case to refer the matter to the Supreme Court of Justice of the Nation (SCJN) for a resolution. The resolution is still pending. In case of the Ejido Santa Cruz del Valle, the district court determined the illegality of the expropriation decree against the Federal Government, which was confirmed by the appellate court and is currently under implementation. The legal advisors of the Company considered the Federal Government is working on a compliance substitute, consisting of the payment of compensation in favor of the Ejido Santa Cruz del Valle. Once the implementation process by the Government is completed, this will not have any effect on the operation or in the results of operations of the airport. In February, March, and September 2016, members of the Ejido Zapote blocked the access to the Guadalajara airport parking lot, representing a loss of commercial revenues of approximately Ps. 4,100 during the first two months and Ps. 2,800 in September. In 2017, the Company had a loss in commercial revenues for an amount of Ps. 13,300 due to new events made by members of Ejido El Zapote.

On October 1, 2013, the Company received notices for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Puerto Vallarta airport and various Federal Authorities in connection with four legal proceedings filed by the participants in the ejido Valle de Banderas. The Ejido is claiming the restitution or payment as a compensation in respect of 154 hectares of land comprising this airport, besides the partial cancellation of the concession granted to the Puerto Vallarta airport. The Company attended the initial appointment on October 8, 2013, at which obtained a deferral until December 2, 2013 due to the lack of formal notice, which was again deferred, having the first audience on January 24, 2014, where the Ejido ratified the lawsuit and the Company demanded the suspension of this process due to the incompetence of jurisdiction. Therefore, the audience was delayed for three days, in order to give time to the Ejido to provide a rebuttal. The Company estimates that the court involved in this proceeding, located in the State of Nayarit, does not have jurisdiction, because the airport is located in the State of Jalisco, besides this court is not competent to nullify an administrative act, as it is related to the concession’s title. The Court declared competent the Court of Nayarit, sentence which was favorable but currently challenged by the Federal Court. As a result of the objection, the Federal Superior Court declared the court of Guadalajara, Jalisco, as competent in three of them. Two of the four procedures, are before the agrarian court of Jalisco pending to resolve two incompetence by subject. A third procedure is awaiting the referral of the proceedings to the Guadalajara Court and a fourth is still awaiting an appeal resolution regarding jurisdiction over territory.

If the legal proceedings are resolved in such a way that adversely impact any of our airports, the Company’s management has other legal resources to challenge such resolutions. Additionally, under the Concession agreement, the Company has guarantees providing it with access to the airport’s land, and the Mexican government would be liable for any operating disruption caused by the ejidos and would have to restore to the concessionaire the rights to use public property, and compensate any economic damage to the airport. Thus, in the opinion of the Company and its legal counsel, no present obligation currently exists, therefore the Company has not recognized any provision regarding this matter.

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

d.

On June 17, 2015, the SCJN issued an amparo to the Company upholding the validity of Articles X and XII of the Company’s bylaws regarding the limitations on ownership of its capital stock. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles. On December 11, 2015, both parties were notified of the final judgment, ordering them to refer to the collegiate court of origin to the effect that the Second Civil Chamber of the High Court of Mexico City, who is ordered to confirm articles X and XII of the bylaws of the Company are valid based on Article 48, section III of the Mexican Securities Market Law. In February 2016, the Company was notified of the resolution issued by the Superior Court of Justice of Mexico City, pursuant to the judgment of the SCJN, which declared the validity of the Company's by-laws, which states that Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. violate the by-laws by maintaining jointly a percentage higher than 10% allowed in Article X of the Company's by-laws, therefore, is ordering to Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V., the sale of the Series "B" shares which exceed 10% of the capital stock and instructs that the sale must be made through a procedure called "Public Offering" under the terms of the law and in accordance with Article XII of the Company’s by-laws.

In February 2016, the Company, Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. filed claims of direct amparo against the ruling of the Superior Court of Justice, the essence of both claims for amparo corresponds to that; Grupo México, S.A.B. de C.V. argues that a proceeding was not granted for the sale of the excess shares, the Company argues that Grupo México, S.A.B. de C.V. should be liable for the payment of costs in favor of the Company, however both claims of appeal have not been resolved, since the sentence was suspended, due to the appeal before the SCJN against the decision of the court collegiate where the enforcement of appeal for the second room has been fulfilled, disagreement that resolved on November 9, 2016, pending the exit of the situation. The intention was to declare unfounded, expect a pronouncement in which the SCJN issue a guidance and binding guidelines for compliance. At the date of issuance of this report, the SCJN did not issue binding criteria. Thus, in the opinion of the Company and its legal counsel, no present obligation currently exists, therefore the Company has not recognized any provision regarding this matter.

30.	Operating segment and geographic information

All airports provide similar services to their customers as described in Note 21.

The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations.

Following are the segment results, assets and liabilities by segments for the years ended December 31, 2015, 2016 and 2017.

December 31, 2015	Guadalajara		Tijuana		Puerto Vallarta		Los Cabos		Montego Bay		Hermosillo		Bajío		Other Airports		Total reportable segments		Other Companies			Eliminations	Total
Total revenues	Ps.	2,265,398	Ps.	1,171,362	Ps.	986,010	Ps.	1,240,376	Ps.	995,707	Ps.	315,929	Ps.	374,387	Ps.	757,740	Ps.	8,106,909	Ps.	—	Ps.	—	Ps.	8,106,909
Total intersegment revenues		—		—		—		—		—		—		—		—		—		2,869,819		(2,869,819)		—
Income from operations		1,351,741		483,094		576,686.5		663,087.0		531,608.0		110,332.9		205,163.0		117,646.5		4,039,360		2,552,892		(2,503,650)		4,088,600
Interest income		23,683		351		14,533		11,409		28,625		8,319		5,427		13,882		106,229		165,823		(181,163)		90,889
Interes expense		(60,567)		(7,965)		(25,625)		(38,980)		(65,446)		(10,042)		(8,757)		(19,317)		(236,699)		(153,768)		181,163		(209,304)
Depreciation and amortization for the year		(264,975)		(133,100)		(132,076)		(169,624)		(220,601)		(45,364)		(43,391)		(137,814)		(1,146,947)		(9,488)		—		(1,156,435)

Share of loss of associate		—		—		—		—		—		—		—		—		—		(13,704)		—		(13,704)
Income before income taxes		1,317,731		477,628		573,763		651,470		425,071		109,166		202,117		109,591		3,866,537		2,255,199		(2,503,650)		3,618,086
Income taxes expense		(342,702)		(96,375)		(144,532)		(143,253)		(73,513)		(39,829)		(53,423)		(10,180)		(903,809)		56,500		—		(847,309)
Total assets		7,721,569		4,678,483		3,451,306		3,574,307		3,268,824		1,336,608		1,194,583		3,505,736		28,731,418	31,013,292			(28,271,310)		31,473,399
Total liabilities		1,568,853		482,440		693,596		1,085,814		1,733,160		274,784		290,126		595,828		6,724,600		6,328,704		(3,735,947)		9,317,356
Net invesment in equity investees		—		—		—		—		—		—		—		—		—		92,232		—		92,232

Net cash flows provided by operations activities		1,030,285		395,064		476,215		624,153		716,970		158,785		227,176		359,969		3,988,617		628,116		288,020		4,904,753
Net cash flow used in investing activities		(216,928)		(190,172)		(110,996)		(162,116)		(20,744)		(75,239)		(59,393)		(331,656)		(1,167,242)		901,976		(3,404,661)		(3,669,927)
Net cash flow used in financing activities		(540,728)		(221,647)		(292,556)		(189,722)		(761,266)		33,105		(72,934)		118,811		(1,926,937)		(1,234,888)		3,327,995		166,171
Additions to non-curren as assets		5,397,740		3,125,835		2,447,205		2,608,721		5,322,545		891,345		788,939		2,334,419		22,916,749		144,514		—		23,061,263

December 31, 2016	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Bajío		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Total revenues	Ps.	3,126,311	Ps.	1,616,014	Ps.	1,251,283	Ps.	1,605,558	Ps.	1,622,031	Ps.	447,451	Ps.	502,340	Ps.	936,040	Ps.	11,107,029	Ps.	532	Ps.	—	Ps.	11,107,561
Total intersegment revenues		—		—		—		—		—		—		—		—		—		3,722,428		(3,722,428)		—
Income from operations		1,735,192		765,929		729,952		893,382		524,139		152,921		251,071		195,508		5,248,095		3,484,359		(3,497,562)		5,234,892
Interest income		71,363		11,374		25,813		34,894		—		15,414		11,819		20,509		191,186		451,089		(362,705)		279,570
Interes expense		(96,433)		(36,905)		(32,977)		(56,233)		(142,405)		(19,624)		(15,460)		(36,374)		(436,410)		(308,004)		362,705		(381,708)
Gain on financial invesmet held for trading purposes		—		—		—		—		—		—		—		—		—		68,261		—		68,261
Depreciation and amortization for the year		(268,391)		(153,645)		(139,500)		(188,376)		(333,924)		(49,111)		(47,960)		(159,275)		(1,340,182)		(8,205)		—		(1,348,387)
Share of loss of associate		—		—		—		—		—		—		—		—		—		(11,728)		—		(11,728)
Income before income taxes		1,712,126		740,569		731,710		894,925		366,464		148,283		244,333		160,475		4,998,886		3,118,808		(3,497,562)		4,620,132
Income taxes expense		(430,926)		(175,261)		(181,021)		(278,486)		(97,113)		(31,073)		(59,545)		(22,028)		(1,275,454)		8,881		—		(1,266,573)
Total assets		8,602,939		5,322,674		3,589,999		4,042,519		4,017,963		1,629,746		1,308,647		3,762,056		32,276,543		33,785,689		(30,010,770)		36,051,462
Total liabilities		2,483,043		1,063,332		893,123		1,507,615		2,000,593		539,716		418,405		899,060		9,804,886		10,226,807		(6,384,800)		13,646,893
Net invesment in equity investees		—		—		—		—		—		—		—		—		—		21,636		—		21,636
Net cash flows provided by operations activities		1,612,152		444,953		743,818		1,028,391		753,970		176,530		220,897		326,250		5,306,963		334,240		—		5,641,203
Net cash flow used in investing activities		(555,859)		(427,335)		(93,100)		(208,502)		(45,195)		(132,778)		(103,264)		(278,412)		(1,844,445)		3,546,981		(3,519,092)		(1,816,557)
Net cash flow used in financing activities		(616,854)		(15,492)		(506,223)		(380,419)		(272,823)		125,786		(88,231)		75,641		(1,678,613)		(3,611,664)		3,519,092		(1,771,185)
Additions to non-curren as assets		5,757,015		3,411,502		2,456,977		2,638,572		6,117,021		1,002,690		859,982		2,465,893		24,709,652		178,302		—		24,887,954

December 31, 2017	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Bajío		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Total revenues	Ps.	3,398,484	Ps.	1,666,582	Ps.	1,462,309	Ps.	1,951,865	Ps.	1,852,687	Ps.	510,191	Ps.	625,544	Ps.	893,555	Ps.	12,361,218	Ps.	4,700	Ps.	—	Ps.	12,365,918
Total intersegment revenues		—		—		—		—		—		—		—		—		—		4,265,456	(4,265,456)			—
Income from operations		2,072,491		883,966		863,209		1,171,837		565,463		142,836		312,363		201,276		6,213,440		4,323,747	(4,255,456)			6,281,731
Interest income		105,328		45,775		53,166		65,601		—		26,798		15,648		32,674		344,991		750,350		(674,606)		420,735
Interes expense		(168,112)		(89,265)		(52,327)		(85,706)		(136,497)		(35,317)		(27,125)		(59,450)		(653,800)		(640,015)		674,606		(619,207)
Gain on financial invesmet held for trading purposes		—		—		—		—		—		—		—		—		—		34,361		—		34,361
Depreciation and amortization for the year		(295,445)		(161,892)		(142,763)		(201,241)		(344,861)		(59,241)		(52,836)		(175,472)		(1,433,750)		(9,813)		—		(1,443,562)
Share of loss of associate		—		—		—		—		—		—		—		—		—		(10,620)		—		(10,620)
Income before income taxes		2,008,984		840,689		856,050		1,135,132		445,269		134,220		303,605		188,364		5,912,312		4,514,866		(4,255,456)		6,171,722
Income taxes expense		(442,764)		(152,631)		(184,506)		(288,786)		(107,062)		(12,382)		(69,271)		(61,368)		(1,318,770)		(121,871)		—		(1,440,641)
Total assets		9,289,847		5,541,186		3,875,465		4,133,283		3,068,476		1,715,227		1,475,581		3,749,863		32,848,928		38,598,059		(31,929,455)		39,517,532
Total liabilities		3,133,738		1,498,785		1,127,055		1,872,045		1,854,290		663,360		571,006		1,022,867		11,743,146		13,871,716		(8,174,099)		17,440,763

Net invesment in equity investees		—		—		—		—		—		—		—		—		—		11,016		—		11,016
Net cash flows provided by operations activities		1,852,797		969,246		844,238		1,086,007		788,059		195,867		270,238		381,488		6,387,940		(105,808)		(113,430)		6,168,702
Net cash flow used in investing activities		(414,701)		(410,216)		(184,142)		(323,649)		(122,417)		(202,470)		(143,243)		(147,719)		(1,948,557)		4,839,982		4,830,000		(1,938,575)
Net cash flow used in financing activities		(1,144,341)		(560,617)		(436,447)		(825,018)		(287,859)		(77,101)		(123,028)		(232,161)		(3,686,573)		(2,830,743)		4,830,000		(1,687,316)
Additions to non-curren as assets		5,796,853		3,615,601		2,432,387		2,762,873		5,604,397		1,134,216		967,981		2,431,955		24,746,263		318,997		—		25,065,260

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

•

Geographic information -All business units of the Company are operating in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Segment revenue has been based on the geographic location of the customers and geographic non-current segment assets were based on the location of the assets. Montego Bay airport corresponds to the Region of Jamaica with geographic revenue of Ps. 995,707, Ps. 1,622,031, and Ps. 1,852,687 during the years ended December 31, 2015, 2016 and 2017 respectively and non-current assets of Ps. 5,322,545, Ps. 6,117,021 and Ps. 5,604,397 as of December 31, 2015, 2016 and 2017 respectively. Geographic revenue from customers located in Mexico amounted to Ps. 7,111,202, Ps. 9,485,530 and Ps. 10,513,231 for the years ended December 31, 2015, 2016 and 2017 and non-current assets physically located in Mexico totaled Ps. 17,738,718, Ps. 18,802,570 and Ps. 19,454,971 at December 31, 2015, 2016, and 2017 respectively. There are no revenues generated from and no non-currents located in Spain.

•

Major Customers -The Company has no dependence on a particularly customer, as 55.3%, 51.9%, and 54.6% of the total revenues for 2015, 2016 and 2017, respectively, corresponds to the passenger charges that are paid for by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than 10.0% of the consolidated revenues.

•

Major suppliers -The Company has no dependence of particularly supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

31.	Foreign currency transactions
a.	Transactions denominated in foreign currency for the years ended at December 31, 2015, 2016 and 2017 were as follows:

	2015	2016	2017
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	93,431	121,137	135,776
Revenues for recovery expenses	774	923	1,362
Technical assistance fee	5,682	5,622	5,738
Other expenses	36,616	55,723	54,198

b.	The exchange rates in effect at the dates of the consolidated statements of financial position and the issuance date of the consolidated financial statements were as follows:

	December 31,						February 22,
	2015		2016		2017		2018
Mexican pesos per one U.S. dollar (Note 3.p)	Ps.	17.2065	Ps.	20.6640	Ps.	19.7354	Ps.

32.	Transactions with related parties

According to the definitions of control established in IFRS, the Company does not have a company controlling its operations, however, and according to these definitions, they are considered related parties the following companies:

a.	Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.

AMP represents an entity with significant influence over the operation of the Company, as it has representation on the Board of Directors, participates in the policy-making processes, maintains material transactions, appoints officers and provides essential technical information, but without exercising control over the Company, no other Shareholder fulfills this definition.

Transactions with AMP, carried out in the ordinary course of business, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2015		2016		2017
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	234,867	Ps.	301,820	Ps.	357,451
Services received	Ps.	2,289	Ps.	Ps.2,260	Ps.	—

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its shareholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in Mexico in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, with the approval of the shareholders, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. Only the Shareholders’ Meeting has the authority to decide the non-renewal or deny the renewal of the agreement. If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series B shares other than AMP or any party related to AMP, accordingly to the participation agreement signed on August 25, 1999 among the SCT, GAP in Mexico, its strategic partner and the Shareholders of the strategic partner.

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

On December 9, 2015 the access to the new border crossing between Otay, USA and Tijuana, Mexico began operating at the airport in Tijuana. Facilities CBX terminal on the side of the United States of America, are operated by OTV, a related company, which is temporarily paying compensation for the loss of non-aeronautical revenue at the airport. According to the clauses of the contract, this compensation will cease collected as of 2018, however the operation contract will remain in force.  Transactions in the normal course of business were as it follows:

	2015		2016		2017
Non-airport access rights	Ps.	678	Ps.	33,138	Ps.	43,973

c.	Accounts receivable (payable) with other related parties that are in the consolidated statement of financial position as of December 31, 2015, 2016 and 2017, are integrated as follows:

	2015		2016		2017
Management	Ps.	28,001	Ps.	27,704	Ps.	28,587
Independent directors (7)	Ps.	5,168	Ps.	5,779	Ps.	6,205

	2015	2016		2017
Accounts payable:
Ingeniería y Economía del Transporte, S.A. (Shareholder /Services)	—	Ps.	(1,125)	Ps.	(3,777)

d.	Transactions with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
Commercial revenues:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	15,500	Ps.	18,374	Ps.	28,093
Mayo 13, S.A. de C.V. (Independent director)	Ps.	3,328	Ps.	5,341	Ps.	10,042

	2015		2016		2017
Expenses:
Ingeniería y Economía del Transporte, S.A. (Shareholder /Services)	Ps.	—	Ps.	5,238	Ps.	14,637

e.	The total amounts paid to key management personnel or directors, for the years ended at December 31, 2015, 2016 and 2017 were as follows:

	2015		2016		2017
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent adviser)	Ps.	383	Ps.	891	Ps.	—
Mayo 13, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	—	Ps.	417

33.	Operating lease agreements

Leasing as the lessee – The rents of operating leases are payable as follows:

	2015		2016		2017
Less than one year	Ps.	18,306	Ps.	18,550	Ps.	15,067
Between one and 5 years		47,829		39,815		47,881
	Ps.	66,135	Ps.	58,365	Ps.	62,948

The Company has leased office space under three and five-year operating lease agreement, which was renewed in February 2013 and May 2017 and concludes in January 2018 and April 2020, respectively. The monthly rental payments are USD$ 42,523. Base rent is subject to increases according to the National Consumer Price Index (NCPI) and the Consumer Price Index (CPI).

Rental expense in Mexican pesos amounted to Ps. 7,205, Ps. 8,837 and Ps. 9,044 for the years ended December 31, 2015, 2016 and 2017, respectively.

In addition to the monthly rent described above, the Company has entered into rental contracts for other assets, whose amounts are not material.

Leasing as the lessor

a)

The Company receives payments from leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such leases is as follows:

	2015		2016		2017
Less than one year	Ps.	554,505	Ps.	656,672	Ps.	720,071
Between one and 5 years		714,262		728,712		809,179
More than 5 years		35,452		1,560		5,641
	Ps.	1,304,219	Ps.	1,386,944	Ps.	1,534,891

b)	Future minimum rental payments under non-cancellable leases in MBJA are as shown in the following table (in thousands of USD Dollars):

	2015		2016		2017
Less than one a year	USD$	1,223	USD$	10,022	USD$	13,018
Between one and five years.		5,374		28,193		24,106
More than five years		—		6,198		14,226
	USD$	6,597	USD$	44,413	USD$	51,350

During the years ended December 31, 2015, 2016 and 2017, the Company recognized income from leasing activities of Ps. 1,244,644, Ps. 1,736,237 and Ps. 2,039,697, as part of the non-regulated revenues in the consolidated statements of profit or loss and other comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2015, 2016 and 2017 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 21.

34.	New accounting principles not yet in effect

The Entity has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from Contracts with Customers (and the related Clarifications)[1]
IFRS 16	Leases[2]
Amendments to IFRS 2	Classification and measurement of share-based payments [1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 40	Transfers of Investment Property[1]

Annual Improvements to IFRS Standards 2014-2016 Cycle1

IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]

1 Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.

2 Effective for annual periods beginning on or after 1 January 2019, with earlier application permitted.

3 Effective for annual periods beginning on or after a date to be determined.

IFRS 9, Financial Instruments

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

IFRS 9 set forth the classification, measurement and derecognition of financial assets of financial assets and liabilities and introduces new rules for hedge accounting and new impairment model for financial assets.

Key requirements of IFRS 9:

•

All recognized financial assets that are within the scope of IFRS 9 Financial Instruments are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading nor contingent consideration recognized by an acquirer in a business combination) in other comprehensive income, with only dividend income generally recognized in profit or loss.

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

As of the date of these consolidated financial statements, the Company has evaluated how IFRS 9 will impact the consolidated statement of financial position and the consolidated results of operations.

Within this review the Company performed a detailed assessment of the classification and measurement of financial assets, which contains three main categories for the classification: measured at amortized cost, Fair Value Through Other Comprehensive Income (FVOCI) and FVTPL. The standard eliminates the existing categories of IAS 39 from being held for sale until maturity and available for sale; the Company does not maintain this type of financial assets, therefore they will not have an impact on its consolidated results.

With respect financial liabilities there will be no impact on the consolidated results of the Company, because the requirements of the standard mainly affect the accounting records when they are designated at FVTPL and the Company does not have liabilities of this kind.

Likewise, the Company does not perform hedge accounting, therefore this new change will not affect the consolidated results.

The new impairment model as mentioned above will be applied to financial assets classified at amortized cost, debt instruments measured at FVOCI, contractual assets with customers in accordance with IFRS 15, accounts receivable for leasing, as well as due to Company's policies, detailed in note 5 in the credit risk section, the credit risk with its customers is reduced, mainly revenue from TUA, where the airlines have granted cash guaranties to cover their operations and the commercial customers are also requested in cash guaranties, so the Company does not expect that when applying the new impairment model the effects  derived from such model will be material to the consolidated results.

The Company plans to take advantage of the exemption that allows not to restate comparative information from previous periods with respect to classification and measurement changes (including impairment). Differences in the carrying amounts of financial assets and financial liabilities that may result from the adoption of IFRS 9 will generally be recognized in reserves and reserves retained as of January 1, 2018. Therefore, assets and liabilities financial statements before January 1, 2018 will be accounted under IAS 39.

However, the new standard introduces new requirements to make the disclosure and presentation as well as broader, so a change in the nature and extent of the Company’s disclosures about financial instruments could be expected, especially in the year of adoption.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

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

The Company plans to use the practical files for completed contracts. This means that completed contracts that started and ended in the same comparative period, as well as contracts that are contracts terminated at the beginning of the earliest period presented, are not restated.

According to how the Company recognizes its revenue as described in notes 3.o and 21, it was evaluated that the Company complies with the 5 steps with respect to the identification of revenue recognition of income according to IFRS 15 and the impact by adoption this new standard will have no effect on said recognition, therefore the Company is convinced that, in addition to the additional disclosures requirements to be met, there will be no significant changes in the consolidated statement of financial position and in the consolidated statement of income and other comprehensive income, compared with the financial information that is currently reported and disclosed.

The Company will apply IFRS 15 under the “cumulative effect” method, which means that the comparative periods presented in the consolidated financial statements will remain unchanged and the Company will begin to apply IFRS 15 as of January 1, 2018 and in ahead. Therefore, contracts and related revenues before January 1, 2018 will remain accounted for under the previous revenue recognition standard.

IFRS 16, Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 was issued in January 2017 and will supersede the current lease guidance including IAS 17 Leases and the related interpretations when it becomes effective.

IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. “Distinctions of operating leases (off balance sheet) and finance leases (on balance sheet) are removed for lessee accounting and is replaced by a model where a right-of –use asset and a corresponding liability have to recognized for all leases by lessees (i.e. all on balance sheet) except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation The lease liability is initially measured at the present value of the lease payment as well as the impact of lease modifications, among the others. Furthermore, the classification of cash flows will also affected as operating lease payments under IAS 17 are presented as operating cash flows, whereas under the IFRS 16 model, the lease payments will be split into a principal and interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

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

IFRS 16 establishes different transitional provisions, including retrospective approach or the modified retrospective approach where the comparative period is not restated.

As of the date of these consolidated financial statements, the Company made the evaluation of its operating leases and according to what is described in notes 3.k and 33 they relate to the rent of spaces for its corporate offices, utility vehicles and operating vehicles. According to the criteria of the same standard, all those contracts whose termination date is less than 12 months may opt to continue with its recognition in results as it is currently done in the cost of services in the consolidated statement of profit or loss and other comprehensive income.

The Company quantified the amounts of the lease contracts for a period of more than 12 months and according to the new requirements, the amounts quantified are not considered significant for the consolidated financial statements.

The Company has taken the decision to apply IFRS 16 early on January 1, 2018, using the "Modified retrospective Approach" method for the transition to IFRS 16, which means that the comparative periods presented in the consolidated financial statements will remain the same. unmodified and the Company will only begin to apply IFRS 16 as of January 1, 2018 and thereafter. Therefore, leases before January 1, 2018 will be accounted for under the previous standard.

Amendments to IFRS2 Classification and Measurement of Share-based Payment Transactions

The amendments clarify the following:

1.

In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments.

2.

Where tax law or regulation requires an Company to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority, i.e. the share-based payment arrangement has a ‘net settlement feature’, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature.

3.	A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows:

(i)	The original liability is derecognized;
(ii)

The equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

(iii)	Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

The amendments are effective for annual reporting periods beginning on or after 1 January 2018 with earlier application permitted. Specific transition provisions apply. The Company’s management do not anticipate that the application of the amendments in the future will have a significant impact on the Company’s consolidated financial statements as the Company does not have any cash-settled share-based payment arrangements or any withholding tax arrangements with tax authorities in relation to share-based payments.

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

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. The Company’s management anticipate that the application of these amendments not have an impact on the Company's consolidated financial statements in future periods should such transactions arise.

The management of the Company expects that there may be some impacts a result of these amendments.

Amendments to IAS 40 Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets, or has ceased to meet, the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that situations other than the ones listed in IAS 40 may evidence a change in use, and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

The amendments are effective for annual periods beginning on or after 1 January 2018 with earlier application permitted. Entities can apply the amendments either retrospectively (if this is possible without the use of hindsight) or prospectively. Specific transition provisions apply.

The Company’s management anticipate that the application of these amendments not have an impact on the Company's consolidated financial statements in future periods should there be a change in use of any of its properties.

Annual Improvements to IFRS Standards 2014 - 2016 Cycle

The Annual Improvements include amendments to IFRS 1 and IAS 28 which are not yet mandatorily effective for the Company. The package also includes amendments to IFRS 12 which is mandatorily effective for the Company in the current year - see note 2.1 for details of application.

The amendments to IAS 28 clarify that the option for a venture capital organization and other similar entities to measure investments in associates and joint ventures at FVTPL is available separately for each associate or joint venture, and that election should be made at initial recognition of the associate or joint venture. In respect of the option for a Company that is not an investment Company (IE) to retain the fair value measurement applied by its associates and joint ventures that are IEs when applying the equity method, the amendments make a similar clarification that this choice is available for each IE associate or IE joint venture. The amendments apply retrospectively with earlier application permitted.

Both the amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after 1 January 2018. The Company’s management do not anticipate that the application of the amendments in the future will have any impact on the Company consolidated financial statements as the Company is neither a first-time adopter of IFRS nor a venture capital organization. Furthermore, the Company does not have any associate or joint venture that is an investment Company.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIC 22 addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g. a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires a Company to determine the date of transaction for each payment or receipt of advance consideration.

The Interpretation is effective for annual periods beginning on or after 1 January 2018 with earlier application permitted. Entities can apply the Interpretation either retrospectively or prospectively. Specific transition provisions apply to prospective application.

The Company’s management do not anticipate that the application of the amendments in the future will have an impact on the Company’s consolidated financial statements. This is because the Company already accounts for transactions involving the payment or receipt of advance consideration in a foreign currency in a way that is consistent with the amendments.

35.	Authorization to issue the financial statements

On February 22, 2018, the issuance of these consolidated financial statements was authorized by Fernando Bosque Mohíno, Chief Executive Officer, and Saúl Villarreal García, Chief Financial Officer. Consequently, these consolidated financial statements do not reflect events after this date and are subject to approval at the Ordinary General Shareholders’ Meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *