Form 20-F
period 2018-12-31
Pacific Airport Group
filed 2019-04-17
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes   ☒             No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the Securities and Exchange Commission, or the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to financial analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of revenues, income from operations, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;
•	statements of our plans or objectives;
•	changes in our regulatory environment;
•	statements about our future economic performance or that of the countries in which we operate or the countries to and from which the passengers who use our airports arrive and depart; and
•	statements of assumptions underlying such statements.

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

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.6350 to U.S.$1.00, the noon buying rate for pesos on December 31, 2018, as published by the U.S. Federal Reserve Board. On April 12, 2019, the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps.18.7555 to U.S.$1.00.

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

Consequently, changes in total revenues, total operating costs, operating margin, total revenues per terminal passenger and other ratios included in this annual report, as well as other ratios potentially useful to investors, may not be comparable between periods. In such instances we have included a parenthetical notation with comparable amounts or measures. Nominal results for amounts used in calculating certain margins, such as income from operations, are not affected by the adoption of IFRIC 12 and are therefore comparable. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

As a result of our acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) in April 2015, our selected consolidated financial and operating data for the fiscal year ended December 31, 2015 includes the consolidation of DCA’s financial and operating data from April 1, 2015. Therefore, financial and operating data for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating data for prior or subsequent fiscal years. DCA has a 74.5% stake in MBJ Airports Limited (“MBJA”), the entity that holds the concession to operate Montego Bay International Airport in Montego Bay, Jamaica. MBJA uses the U.S. dollar as its functional currency, and its financial statements are prepared in accordance with IFRS. As a result, consolidation of MBJA’s financial statements with GAP’s financial statements do not require any substantial accounting changes.

On October 10, 2018, we signed a concession agreement with the Government of Jamaica for the operation, management and administration of the Norman Manley International Airport (“NMIA”) in Kingston, Jamaica. Subject to certain conditions precedent, we will take control of the operation and management of the Kingston International Airport during the last quarter of  2019. Consequently, our selected consolidated financial and operating data included in this annual report do not include the results of the operations of this airport. In September 2018, we incorporated a new Jamaican wholly owned subsidiary, PAC Kingston Airport Limited (“PACKAL”), which holds the concession for the operation of NMIA.

		Year ended December 31,
	2014		2015		2016		2017		2018		2018
		(thousands of pesos, except per share and per ADS data)									(thousands of U.S. dollars; except per share and per ADS data) (1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services (2)	Ps.	3,925,736	Ps.	5,419,022	Ps.	7,037,920	Ps.	8,280,522	Ps.	9,499,154	U.S.$	483,787
Non-aeronautical services (3)		1,338,542		1,849,252		2,393,604		2,772,905		3,183,532		162,136
Improvements to concession assets (4)		281,874		838,635		1,676,037		1,312,491		1,440,204		73,349
Total revenues		5,546,152		8,106,909		11,107,561		12,365,918		14,122,890		719,272
Operating costs:
Costs of services:
Employee costs		393,537		502,794		584,560		663,360		773,630		39,401
Maintenance		223,687		302,203		346,805		505,352		528,929		26,938
Safety, security & insurance		192,932		249,752		282,310		317,023		386,079		19,663
Utilities		147,793		192,158		222,891		278,895		334,994		17,061
Other		203,639		311,351		345,805		345,777		430,090		21,904
Total costs of services		1,161,588		1,558,258		1,782,371		2,110,407		2,453,722		124,967
Technical assistance fees (5)		194,228		236,507		301,820		357,451		411,477		20,956
Concession taxes (6)		261,577		483,086		764,349		944,197		1,076,350		54,818
Depreciation and amortization:
Depreciation (7)		183,207		206,724		300,880		324,460		400,205		20,382
Amortization (8)		742,013		949,711		1,047,507		1,119,102		1,169,432		59,559
Total depreciation and amortization		925,220		1,156,435		1,348,387		1,443,562		1,569,637		79,941
Other expense (income)		(43,424)		(254,612)		(295)		(83,921)		(73,152)		(3,726)
Cost of improvements to concession assets (4)		281,874		838,635		1,676,037		1,312,491		1,440,204		73,349
Total operating costs		2,781,063		4,018,309		5,872,669		6,084,187		6,878,238		350,305
Income from operations		2,765,089		4,088,600		5,234,892		6,281,731		7,244,652		368,967
Finance cost - net		(7,990)		(456,810)		(603,032)		(99,388)		(236,033)		(12,021)
Share of loss of associates		n/a		(13,704)		(11,728)		(10,620)		(947)		(48)
Income before income taxes		2,757,099		3,618,086		4,620,132		6,171,722		7,007,672		356,898
Income tax expense		514,579		847,309		1,266,573		1,440,641		1,869,041		95,189
Profit for the year		2,242,520		2,770,777		3,353,559		4,731,081		5,138,631		261,709
Other comprehensive income
Exchange differences on translating foreign operations		n/a		482,394		773,453		(226,494)		(103,569)		(5,275)
Remeasurements of employee benefit – net of income taxes		n/a		n/a		10,773		(2,602)		(161)		(8)
Total comprehensive income for the year		2,242,520		3,253,171		4,137,785		4,501,985		5,034,901		256,426
Profit for the year attributable to:
Controlling interest		2,242,520		2,726,020		3,281,884		4,649,120		5,037,368		256,550
Non-controlling interest		n/a		44,757		71,675		81,961		101,263		5,157
Profit for the year		2,242,520		2,770,777		3,353,559		4,731,081		5,138,631		261,708
Total comprehensive income for the year
Controlling interest		2,242,520		3,141,513		3,948,323		4,451,659		4,936,526		251,415
Non-controlling interest		n/a		111,658		189,462		50,326		98,375		5,010
Total comprehensive income for the year		2,242,520		3,253,171		4,137,785		4,501,985		5,034,901		256,425
Basic and diluted earnings per share (9)	Ps.	4.2663	Ps.	5.1867	Ps.	6.2443	Ps.	8.8457	Ps.	9.5845	U.S.$	0.4881
Dividends per share (10)	Ps.	3.0249	Ps.	3.3200	Ps.	4.0700	Ps.	5.7200	Ps.	7.6200	U.S.$	4.8813
Basic and diluted earnings per ADS (9)	Ps.	42.6629	Ps.	51.8670	Ps.	62.4430	Ps.	88.4577	Ps.	95.8448	U.S.$	0.3881
Dividends per ADS (10)	Ps.	30.2490	Ps.	33.2000	Ps.	40.7000	Ps.	57.2000	Ps.	76.2000	U.S.$	3.8808
Other operating data:
Total terminal passengers (thousands of passengers) (11)		24,719		30,319		36,549		40,709		44,948
Total air traffic movements (thousands of movements)		417		462		513		527		552
Total revenues per terminal passenger (12)	Ps.	224	Ps.	267	Ps.	304	Ps.	304	Ps.	314	U.S.$	16
Aeronautical and non-aeronautical services per terminal passenger	Ps.	213	Ps.	240	Ps.	258	Ps.	272	Ps.	282	U.S.$	14
Statement of financial position data:
Cash and cash equivalents	Ps.	1,595,502	Ps.	2,996,499	Ps.	5,188,138	Ps.	7,730,143	Ps.	6,151,457	U.S.$	313,290
Total current assets		2,062,571		3,386,683		5,998,574		8,980,159		7,840,207		399,298
Airport concessions, net		9,611,296		12,240,167		12,384,923		11,754,661		11,412,118		581,213
Rights to use airport facilities, net		1,157,093		1,100,394		1,043,695		986,995		930,296		47,379
Total assets		24,286,207		31,473,399		36,051,462		39,517,532		39,550,502		2,014,286
Current liabilities		1,582,227		4,658,310		1,941,299		2,295,147		2,172,523		110,645
Total liabilities		3,000,316		9,317,356		13,646,893		17,440,763		17,778,353		905,442
Total equity attributable to controlling interest		21,285,891		21,273,951		21,333,015		21,028,215		20,708,985		1,054,698
Common stock		13,937,322		12,528,780		10,778,613		9,028,446		7,777,576		396,108
Non-controlling interest		n/a		882,092		1,071,554		1,048,554		1,063,165		54,146
Statement of cash flows data:
Net cash flows provided by operating activities	Ps.	3,460,230	Ps.	4,904,753	Ps.	5,641,203	Ps.	6,168,702	Ps.	7,235,619	U.S.$	368,506
Net cash flows used in investing activities		(633,040)		(3,669,927)		(1,816,557)		(1,938,575)		(2,550,411)		(129,891)
Net cash flows (used in) provided by financing activities		(3,399,875)		166,171		(1,771,185)		(1,687,316)		(6,166,694)		(314,066)
Effects of exchange rate changes on cash held:		n/a		n/a		138,178		(806)		(97,200)		(4,950)
(Decrease) increase in cash and cash equivalents		(572,685)		1,400,997		2,191,639		2,542,005		(1,578,686)		(80,402)

(1)

Translated into U.S. dollars at the rate of Ps.19.6350  per U.S.$1.00, the noon buying rate on December 31, 2018, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars). Operating data are expressed in the units indicated.

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

(6)

Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets). Gross annual revenue from the concession tax at the Montego Bay Airport (excluding revenues from improvements to concession assets) was 23.3%, 27.0%  and 27.6% during 2016, 2017 and 2018, respectively. For more information, see “Item 5, Operating and Financial Review and prospects – Mexican Concession Tax and Jamaican Concession Fee.”

(7)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(8)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(9)

Based on a weighted average of 525,636,745, 525,575,547, 525,575,547, 525,575,547 and 525,575,547 common shares outstanding (excluding treasury shares) for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, respectively, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.

(10)

Dollar amounts per share were U.S.$0.2051 in 2014, U.S.$0.1931 in 2015, U.S.$0.1744 in 2016, U.S.$0.2912 in 2017 and U.S.$0.3880 in 2018 and per ADS were U.S.$2.0508 in 2014, U.S.$1.9308 in 2015, U.S.$1.7436 in 2016, U.S.$2.9125 in 2017 and U.S.$3.8808 in 2018. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).

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

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger departing from the airport terminals we operate (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”) and are collected by the airlines and paid to us. In 2016, 2017 and 2018, passenger charges represented 51.9%, 54.6% and 54.9%, respectively, of our total revenues (in 2016, 2017 and 2018, passenger charges represented 61.1%, 61.1% and 61.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

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

Although a substantial portion of our revenues is derived from foreign tourism, domestic passengers have represented approximately two-thirds of the passenger traffic volume at our Mexican airports for the last three years. Aside from our interest in the Montego Bay airport concession in Jamaica and the operation of DCA in Spain, all of our assets are located, and all of our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic at our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the potential impact of negative economic developments in Mexico, see “– Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” in this section.

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2016, 2017 and 2018, 89.3%, 88.8% and 88.1%, respectively, of the international terminal passengers served by our Mexican airports arrived or departed on flights originating in or departing to the United States and 68.6%, 67.8% and 68.6%, respectively, of the passengers served by our Jamaican airport arrived or departed on flights originating on or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2016, 2017 and 2018, the U.S. gross domestic product (“GDP”) increased at a rate of 3.0%, 2.3% and 2.6%, respectively, according to the U.S. Bureau of Economic Analysis. The 35-day partial shutdown of the U.S. federal government beginning on December 21, 2018 resulted in delays in government funding and services in the United States, which may have a negative impact on U.S. economic growth. If the U.S. economy falls into a recession, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States.

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

Any decision taken by the current U.S. administration and any amendments to the North American Free Trade Agreement (“NAFTA”) that could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity among the two countries or a slowdown in direct foreign investment in Mexico, could adversely affect our business and our results of operations. On October 1, 2018, Mexico announced that it had reached an agreement with Canada and the United States to replace NAFTA with the United States Mexico Canada Agreement (“USMCA”). The USMCA was signed on November 30, 2018 but remains subject to ratification by each of Mexico, the United States and Canada, and there is still uncertainty about whether and when the USMCA will take effect. We cannot predict the impact of the USMCA on particular industries or government policies and the changes to international trade and travel that may result.

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.

Immigration reform and border policies, especially with respect to Mexico, continue to attract significant attention in the U.S. government and public arena. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. In addition, new immigration and border legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on our passenger traffic results.

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

International petroleum prices have experienced significant volatility in the recent past. For example, European Brent crude oil spot prices decreased from U.S.$66.73 per barrel on December 29, 2017 to U.S.$ 50.57 per barrel on December 28, 2018, with an average price of U.S.$ 71.33 per barrel during 2018, according to the U.S. Energy Information Administration. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. High fuel prices result in increases in airlines’ costs and may lead to airline financial difficulties and bankruptcies, higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally. Each of these may reduce passenger and cargo traffic at our airports.

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

In 2018, approximately 84.3% of the sum of aeronautical and non-aeronautical revenues was generated from five of our thirteen airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2018:

Airport	For year ended December 31, 2018
Guadalajara	28.6%
Montego Bay	15.5%
Los Cabos	15.3%
Tijuana	13.2%
Puerto Vallarta	11.7%
Eight other Mexican airports (combined)	15.7%
Total revenues	100.0%

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

International events may negatively impact international air travel. Terrorist attacks, wars, other armed conflicts, and public health crises could negatively affect the frequency and pattern of air travel worldwide.

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

Cyber-attacks and their impact on our networks and systems, including the introduction of viruses, malware, denial of service, faulty software, equipment outages and other interruptions in or unauthorized access of company systems, have increased in frequency, extent and potency in recent years.  We continuously evaluate our weaknesses, maintain security software and employ countermeasures to prevent breaches to our data and systems, and regularly review these preventive measures to avoid cyber-attacks and other interruptions to our business. For example, our information systems are protected from exogenous events with backup systems, including physical and software safeguards, such as malware protection, secure privileged access accounts, penetration tests and red team exercises, as well as inventory of authorized and unauthorized software and hardware. In addition, we have implemented secure Wi-Fi in all of our airports network and use “CyberArk” software to monitor the activity of all our users and the “SUITE Trend Micro” antimalware to enhance the security of our servers.

Nevertheless, any disruption, failure or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations. The preventive actions that we employ to reduce the risk of experiencing a cyber-attack and to protect our network and information could be inadequate to stop a cyber-attack in the future, which could hinder our ability to protect the privacy of our clients and business and cause the unauthorized distribution of valuable financial information and confidential data relating our clients and business.  The costs associated with a possible cyber-attack on our systems include increased expenses associated with reinforcing cyber-security measures, loss of business due to the interruption of services, litigation and damage to our reputation. Such outcomes could cause significant losses or decreases in the price of our shares. The potential losses related to cyber-attacks and disruptions of our network could also surpass our insurance coverage.

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

The users of airports, principally airlines, also have been subject to increased costs, as they have been required to adopt additional security measures and their insurance premiums have also increased substantially. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican and Jamaican governments have not done so and have given no indication of any intention to do the same. In the future, airlines may be required to comply with more rigorous security rules or guidelines and premiums for aviation insurance could rise further. In addition, fuel prices, supplies and interest rates for airlines’ aircraft lease agreements, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Increases in airlines’ costs may result in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

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

We have operated checked baggage screening equipment in our busiest Mexican airports since 2011. Today eleven of our twelve Mexican airports employ baggage screening equipment and an explosives trace detector system is used in our Los Mochis airport. As of December 31, 2018, we have signed agreements to operate the baggage screening equipment with every airline customer, and 99.3% of the passengers travelling through our Mexican airports were using the baggage screening system.

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

Our ability to increase our revenues and profitability depends in part on our business strategy, which consists of setting prices as close as possible to our regulatory maximum rates for any given year for our Mexican airports and for the Montego Bay airport, as well as, reducing operating costs, controlling our capital expenditure commitments under our Master Development Programs with the Mexican government and under the Capital Development Program with the Jamaican government, increasing passenger and cargo traffic at our airports and increasing revenues from commercial activities.

Our ability to increase our commercial revenues is significantly dependent, among other factors, on increasing passenger traffic at our airports and on our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us and for the ability for us to directly operate business lines. In addition, our ability to increase revenues from commercial activities depends on our ability to continue the remodeling, expansion and modernization of the commercial areas we operate within our airports and on the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 26.0% of non-aeronautical revenues in 2018 (6.5% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2018).

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

In October 2018, we signed a concession agreement with the Government of Jamaica for the operation, modernization and expansion of the Norman Manley International Airport in Kingston, Jamaica, subject to satisfying certain conditions precedent. See “Item 5, Operating and Financial Review and Prospects – Overview – Recent Developments.” While the Kingston airport will be the second airport we operate in Jamaica, we may not be able to fully implement our business or integrate its operations with the Montego Bay Airport, which could adversely affect our results of operations and financial condition.

Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of December 31, 2018, our outstanding consolidated indebtedness was Ps.13.5 billion (approximately U.S.$689.4 million). This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise and maintain any such financing or impair our ability to take advantage of significant business opportunities that may arise. As a result of this indebtedness, we may also be more vulnerable to general adverse economic, industry or competitive conditions. We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt or to fund our other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt on or before maturity, and we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

Although we believe we maintain positive relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 43.5% of our total employees in Mexico and 63.0% in Jamaica as of December 31, 2018), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues.

A majority of our revenues are driven by the operations of a few key airline customers. In 2018, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico Group”), a holding company that owns Aeroméxico and Aeroméxico Connect, ABC Aerolíneas, S.A. de C.V. (“Interjet”)  and American Airlines, Inc. (“American Airlines”) transported a significant percentage of our passenger traffic. During 2018, the passenger charges collected by these four airlines accounted for 17.2%, 7.3% 4.5% and 4.4%, respectively, of total revenues in our airports (19.2%, 8.1%, 5.0% and 4.9%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2018). Excluding revenues from passenger charges, these airlines accounted for 1.9%, 0.9%, 0.6% and 1.0%, respectively, of our total revenues in 2018 (2.1%, 1.0%, 0.7% and 1.1%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2018).

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

Furthermore, passenger charges, which accounted for 54.9% of our revenues in 2018 (61.1% when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected, pursuant to passenger charges collection agreements, by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2018, the average collection term of passenger charges was 57 days. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges – Passenger Charges in Mexico.” Consequently, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we would not be assured of collecting the amounts invoiced to that airline for passenger charges despite cash deposits held in guarantee. Additionally, we could not be assured that we would recover the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

Additionally, if some of our commercial clients were to face difficulties making their payments to our airports, we would try to renegotiate the commercial and payment terms to keep them at our airports. Despite our efforts, however, some clients may decide to leave our commercial spaces and cancel their contracts. This could potentially have a negative effect on our revenues.

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

In addition, during various periods of 2016, 2017 and 2018, members of an ejido called el Zapote blocked access to commercial areas of the Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenues losses of Ps.19.2 million in 2016 (19.4% of our total car parking charges at the airport for 2016), Ps.9.0 million in 2017 (7.9% of our total car parking charges at the airport for 2017), and Ps.8.1 million in 2018 (5.8% of our total car parking charges at the airport for 2018). We are reviewing the actions these persons have taken and are cooperating with the Mexican government to ensure that the actions of these squatters and ejidos do not adversely affect the operations of Guadalajara International Airport. However, if the Mexican government is unable to successfully remove these persons from the property, their presence could have an adverse impact on our operations, revenues and security, and could restrict our ability to expand our operations, at the Guadalajara airport.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.5.5 billion at December 31, 2018. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. For further information on deferred tax assets, refer to Note 13 to our audited consolidated financial statements. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Deferred Tax Assets.”

Extreme weather and natural disasters could adversely affect our business.

The Pacific and Central regions of Mexico and the island of Jamaica experience seasonal torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. Extreme weather and natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume.

For example, due to Hurricane Willa coming ashore on the Pacific coast of Mexico, 28 previously scheduled commercial flights were cancelled at the Puerto Vallarta airport on October 22-24, 2018.

The occurrence of extreme weather and natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption for our Mexican airports.  Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

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

The FAA restored Mexico’s Category 1 rating on December 1, 2010. In 2018, 9.8% of the passengers who traveled through our Mexican airports traveled on flights to or from the United States operated by Mexican airlines. Jamaica has held an FAA Category 1 rating since a similar downgrade to Category 2 from July 1995 to September 1997.

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

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2016, 2017 and 2018, 63.4%, 67.0% and 67.3%, respectively, of our total revenues were earned from aeronautical services (in 2016, 2017 and 2018, 74.6%, 74.9% and 74.9%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services), which are subject to price regulation under our maximum rates in Mexico and under the maximum regulated charges in Jamaica. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or established by the Mexican government (as in the case of our Master Development Programs or our maximum rates, respectively) or the Jamaican government (as in the case of MBJ’s maximum regulated charges) for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs and Capital Development Program or the obligation under our Mexican concessions and MBJA’s Jamaican concession to provide a public service) or increase our maximum rates and regulated charges applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Similarly, there is limited precedent that would allow us to predict the impact of the laws, regulations and instruments that regulate our business in Jamaica and we cannot provide any assurance that MBJA and/or PACKAL will not encounter difficulties in complying with these laws, regulations and instruments. In addition, although MBJA’s Concession Agreement (as defined below) and Jamaican law establishes ranges of sanctions that might be imposed should MBJA fail to comply with the terms of the concession, other Jamaican applicable law and its regulations, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. Although the maximum regulated charges have been set for the Montego Bay airport through December 2019, we cannot predict what maximum regulated charges the Jamaican government will establish for the next five-year period from January 2020 to December 2024 for MBJA and PACKAL. We also cannot provide assurance that other regulatory agencies or the Jamaican legislature will not impose regulations adverse to our Jamaican airports’ operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority acts and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

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

The Jamaican Airports (Economic Regulation) Act mandates the Jamaica Civil Aviation Authority, or “JCAA” to regulate five categories of charges: passenger charges, aircraft landing charges, aircraft parking charges, passenger walkway charges and airport security charges. Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges as justified by a schedule of five-year estimates for traffic growth and investment commitments (including capital expenditures for capital projects and required improvements at our Jamaican airports under the Concession Agreement) (a “Capital Development Program”). After its review of the preceding period’s maximum regulated rates and these estimates, the JCAA makes its determination as to the maximum regulated charges for the succeeding five-year period. In the case of MBJA, under the terms of the Concession Agreement with the Airports Authority of Jamaica, or “AAJ,” upon the JCAA’s approval of the new maximum regulated charges, MBJA has a commitment to fulfill the estimated capital expenditures included in the Capital Development Program. The last review by the JCAA of these maximum regulated charges for the Montego Bay airport was completed in November 2014; changes resulting from that review period took effect in April 2015 and will remain in effect through December 2019. However, this review resulted in the JCAA setting maximum regulated charges for the Montego Bay airport below the proposed increases, and the AAJ has not similarly reduced the estimated capital expenditures included in the Capital Development Program. These maximum rates for regulated charges are adjusted annually for inflation based on the U.S. Bureau of Labor Statistics’ Consumer Price Index (“U.S. CPI”). For a discussion of the framework for establishing MBJA’s maximum regulated charges in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.” MBJA has an obligation under the Concession Agreement to satisfy certain requirements applicable to a Capital Development Program. We cannot provide assurance that AAJ will determine that any such Capital Development Program complies with the applicable requirements under the Concession Agreement, or that AAJ will not request MBJA to undertake additional capital expenditures.

Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.

In addition, our maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year terms ending 2014 and 2019, an annual efficiency adjustment factor of 0.7% was established by the SCT. Future annual efficiency adjustments will be determined by the SCT in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our income from operations as a result of the progressive decrease in each Mexican airport’s maximum rate.

If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each Mexican airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2016, 2017 and 2018, our revenues subject to maximum rate regulation represented 99.9%, 99.9% and 100.0%, respectively, of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican PPI’s construction price index. Using the index we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2016, 2017 and 2018 was 100.7%, 101.1% and 101.0%, respectively, of our capital expenditure commitments under our Master Development Programs. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SCT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). Audit Committee members are selected according to Mexican and U.S. independence standards. AMP (as holder of our Series BB shares) also has the right pursuant to our bylaws to veto certain actions requiring the approval of our shareholders (including the approval of our financial statements, increases or decreases of our capital stock, the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). These rights are not conditioned on whether or not the technical assistance agreement and the participation agreement remain in force. Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. Shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at AMP shareholders’ meetings and ultimately at our shareholders’ meetings. Differences in points of view among AMP’s shareholders with respect to our management could affect our results of operations. The interests of AMP may differ from those of our other shareholders, and we can offer no assurance that AMP and the officers appointed by AMP will exercise their rights in ways that favor the interests of our other shareholders.

Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.

In 2010 and 2011, disputes among AMP’s shareholders affected our shareholders’ meetings and trading of our shares on the Bolsa Mexicana de Valores, S.A.B. de C.V. (“Mexican Stock Exchange”)  and the New York Stock Exchange (“NYSE”), as well as involving us in litigation. Notwithstanding those disputes, on December 1, 2011, we were advised by AMP’s shareholders that they had entered into an agreement to end their dispute and to terminate their legal proceedings. Additionally, we were informed that AMP’s shareholders agreed to a comprehensive mechanism for decision-making (primarily by consensus, but with specific mechanisms aimed at avoiding deadlocks that could affect our operations), and that AMP’s shareholders would continue developing our business.

On November 19, 2014, Controladora Mexicana de Aeropuertos, S.A. de C.V. (“CMA”) became 66.66% owner of the capital stock of AMP . As a result of this transaction, CMA agreed that the minority shareholders’ consent is required with respect to certain significant actions or decisions. See “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

If disputes among AMP’s shareholders were to occur in the future, it is not possible to predict if they would result in deadlock at our shareholders’ meetings or distract our management, or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations. In addition, AMP’s veto, appointment and other rights could adversely impact our operations and constitute an obstacle for us to bring in a new strategic shareholder and/or operator.

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

On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws regarding the limitations on ownership of our capital stock. On February 17, 2016, the Superior Court of Mexico City declared that Grupo México and ITM were in violation of the Company’s bylaws due to the fact that together they held more than 10% of our outstanding capital stock, and ordered Grupo México and ITM to sell any Series B shares held in excess of that limit. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles in support of the position we maintained and defended. Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the complaint was declared unfounded. Despite this ruling, we expect that the Mexican Supreme Court will issue a new, binding decision on procedures for complying with the decision of the Superior Court of Mexico City regarding the disposition of shares exceeding 10% of our capital stock. See “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain of our bylaws.”

In its most recent filing on Schedule 13D with the SEC on October 17, 2018, Grupo México disclosed that it beneficially owned 11.7% of our total outstanding shares. Although these decisions are definitive and not appealable, it is possible that Grupo México will seek to challenge our management on other matters or through other legal means, which may present further disruptions for our management and the Company. It is not possible to predict the extent to which these disputes with Grupo México will distract our management, the effects that future developments in this dispute might have on the price of our stock, its liquidity or our market value or the effects that these conflicts could have on our business or results of operations.

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

All of our operations conducted in Mexico are dependent upon the performance of the Mexican economy. As a result, our business, financial condition or results of operations may be affected by the general condition of the Mexican economy, over which we have no control. In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We can provide no assurance that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP increased 2.3% in 2016, 2.1% in 2017 and 2.0% in 2018, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 4.2%, 6.7%, and 7.6% in 2016, 2017 and 2018, respectively. As of April 12, 2019, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 8.49%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2016, the peso depreciated 20.1% against the U.S. dollar. In 2017, the peso appreciated 4.5% against the U.S. dollar. In 2018, the peso appreciated 0.3% against the U.S. dollar. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.

International passengers and international flights pay tariffs denominated in U.S. dollars. However, in Mexico, these tariffs are generally invoiced and collected in Mexican pesos. Because such tariffs are invoiced taking into account the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation of the peso occurred, we could be required to issue rebates to our customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation of the peso could result in us invoicing substantially less than our maximum rate per workload unit. We do not have any means of recovering lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our U.S. dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible.

Due to the acquisition of 100% of the shares of DCA in 2015, we incurred indebtedness in U.S. dollars. A devaluation of the peso would increase the debt service cost of such U.S. dollar-denominated indebtedness and result in foreign exchange losses. In 2018, approximately 99.0% of MBJA’s operating revenues, 35.0% of its operating expenses and 98.0% of its capital expenditures were denominated in U.S. dollars, with the remaining 65.0% of operating expenses and 2.0% of its capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s indebtedness was also denominated in U.S. dollars in 2018. Accordingly, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may also affect our performance through the consolidation of MBJA’s financial and operating results.

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

We can provide no assurance that depreciation or fluctuation of the peso relative to the U.S. dollar will not require us to issue rebates to avoid exceeding our maximum rates or cause us to invoice substantially less than our maximum rate per workload unit, negatively impact our  financial results or our performance through the consolidation of MBJA’s financial and operating results, or adversely affect the market price of our ADSs. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

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

Andrés Manuel López Obrador, a member of the National Regeneration Movement (“MORENA”), began a six-year term as president of Mexico on December 1, 2018. The newly elected members of the Mexican Congress took office on September 1, 2018, with MORENA holding an absolute majority in the Chamber of Deputies and no political party holding a majority in the Senate. The transition in leadership and party control could result in economic or political conditions in Mexico that could materially impact our operations. As with any governmental change, this change to the country’s administration may lead to significant changes in laws, public policies or regulations, may affect the political and economic environment in Mexico, and consequently, they may contribute to economic uncertainty and to heightened volatility of the Mexican capital markets and in securities issued by Mexican companies.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of November 15, 2018, informed of the risks of traveling in Mexico due to (i) threats to safety and security posed by transnational criminal organizations in the country and (ii) increased violence in many towns and cities across Mexico. These travel alerts emphasize the extent of criminal activity in different Mexican states, including recommending against travel in states such as Michoacan and Colima in which our Morelia and Manzanillo airports are located.

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, a new carbon dioxide (“CO2”) market commenced operating in Mexico during 2018. The market will require that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Commencing in 2019, the legislation requires that companies subject to it report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). We are subject to this legislation, and began reporting our emissions in 2018. In 2019, we will begin submitting our emissions reports for verification by the Mexican Emissions Registry. In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. For more information on environmental regulation, see “Item 4, Information on the Company – Regulatory Framework – Mexican Environmental Regulation.”

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

During the past three years economic growth rates have been steadily rising, and the World Bank forecasts GDP growth over 1.7% in 2018 and 1.8% in 2019. However, growth remains lower than what is needed for reducing the poverty, and the country continues to be confronted by serious social issues that predominantly affect youth, such as a high levels of crime and violence and high unemployment. The Statistical Institute of Jamaica estimated the unemployment rate in Jamaica at 8.4% in July 2018, down from 11.3% in July 2017.

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

The Montego Bay and Kingston airport concession are regulated principally by the AAJ, an agency of the Jamaican government, under the Airports Authority Act of 1974. In April 2003, the AAJ divested operational responsibility for the Montego Bay airport to MBJA under a Concession Agreement pursuant to which MBJA is responsible for the management of the day-to-day operations of the Montego Bay airport in keeping with specific performance criteria and prescribed international standards. In addition, in October 10, 2018, the AAJ signed a concession agreement with PACKAL, for the management of the day-to-day operations of the Kingston airport. The AAJ retains ownership of the non-movable assets of these airports. MBJA and PACKAL pay a concession fee to the Jamaican government and at the end of the contract will transfer the Montego Bay and Kingston airports’ infrastructure, and any moveable assets acquired during the period of the concession, to the AAJ. Regular performance reviews and other contract administration oversight functions are conducted by the AAJ, as specified under the Concession Agreement. There can be no assurance that governmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. However, there are certain provisions within the Concession Agreement that offer some protection to MBJA and PACKAL in the event of adverse changes in Jamaican law. In certain instances, if there is an adverse change in Jamaican law resulting in an unavoidable net increase in costs or net reduction in revenues to MBJA and PACKAL, MBJA and PACKAL will be entitled (subject to remaining provisions of the Concession Agreement) to monetary compensation from AAJ. See “Item 4, Information on the Company – Regulatory Framework

High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of March 8, 2019, informed of the risks of traveling in Jamaica due to threats to safety and security posed by increased crime, including violent crime, in many areas across Jamaica. The travel alerts emphasize the increase of criminal activity in different areas across Jamaica, including in certain areas in Montego Bay and Kingston, near where our Montego Bay airport and our future Kingston airport are located.

In addition, perceptions about crime in Jamaica and violence related to drug trafficking may also have an adverse effect on our business as they may decrease the international passenger traffic directed to Jamaica.

Higher incidences of crime throughout Jamaica could have an adverse effect on our business as it may decrease the international passenger traffic directed to Jamaica using our airports in Montego Bay and Kingston.

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

On October 10, 2018, we signed a concession agreement with the Government of Jamaica to operate, modernize and expand the Norman Manley International Airport in Kingston, Jamaica for a period of 25 years with a possible five-year extension. Subject to certain conditions precedent, we will take control of the operation and management of the Kingston International Airport in the last quarter of 2019.

The address of our registered office is as set forth on the cover of this annual report on Form 20-F. Our telephone number is +52 (33) 3880-1100. Our U.S. agent is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Opening of Mexican Airports to Private Investment

In February 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. Under these guidelines, the SCT identified 35 of Mexico’s 58 principal airports as being suitable for investment. These 35 airports were divided into four airport groups: Grupo Aeroportuario del Pacífico, or the Pacific Airport Group (twelve Mexican airports); Grupo Aeroportuario del Sureste, or the Southeast Airport Group (nine airports), Grupo Aeroportuario de la Ciudad de México, D.F., or the Mexico City Airport Group (one airport) and Grupo Aeroportuario del Centro-Norte, or the Central-North Airport Group (thirteen airports).

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

•

Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns 33.33% of AMP. Aena Internacional is a wholly owned subsidiary of Aena, S.A. (“Aena”), parent company of the Spanish economic group Grupo AENA. Aena is a listed company with 51% of its shares currently held by E.P.E. Enaire, a Spanish government corporation, and the remaining 49% currently traded on the Spanish stock exchange. Aena operates 46 airports and two heliports in Spain and is one of the largest airport operators in the world. Pursuant to the privatization guidelines described above, Aena Internacional is one of AMP’s two key partners, acting as its designated “operating” partner. In addition to its investment in AMP, Aena Internacional also owns 51.0% of London Luton Airport Holding III Limited, a British airport company that owns the airport company concessionaire of the London Luton Airport in the United Kingdom, as well as relevant stakes in two other airport concession companies in Latin America.

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

The technical assistance fee is equal to the greater of U.S.$4.0 million, adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. CPI), or 5% of our annual consolidated income from operations from our Mexican airports (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2016, 2017 and 2018, the technical assistance fee, based on our Mexican airports’ income from operations, amounted to Ps.301.8 million, Ps.357.4 million and Ps.411.5 million, respectively. These amounts represented 4.4%, 4.4% and 4.5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization), respectively.

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

Global Offering and Establishment of ADR Facility with NYSE Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera, S.N.C., Institución de Banca de Desarrollo (“NAFIN”), a Mexican government-owned development banking institution. In February 2006, we conducted an initial public offering to allow NAFIN to dispose of its 85% interest in us. Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the U.S. and elsewhere, and NAFIN ceased to be a shareholder. The net proceeds from the sale of shares were remitted entirely to the Mexican government. We received no proceeds from this offering. At the same time, we established an American Depositary Receipt facility with The Bank of New York Mellon (formerly The Bank of New York) and obtained approval to list our ADSs on the NYSE. In addition, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and listed our Series B shares on the Mexican Stock Exchange.

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

The table below sets forth our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our Mexican airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2016, 2017 and 2018, our investments allocated but unpaid totaled Ps.441.5 million, Ps.409.2 million and Ps.318.5 million, respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2016		2017		2018
		(thousands of pesos)
Guadalajara	Ps.	549,588	Ps.	405,868	Ps.	271,966
Tijuana		422,522		393,306		377,220
Los Cabos		206,013		316,388		417,856
Puerto Vallarta		92,190		162,955		98,196
Hermosillo		132,119		202,084		61,107
Guanajuato		103,143		143,025		114,035
La Paz		52,471		25,794		93,959
Mexicali		48,700		42,639		117,174
Aguascalientes		52,671		29,990		22,430
Morelia		86,879		18,263		34,223
Los Mochis		16,684		21,014		44,162
Manzanillo		20,109		10,115		36,346
Other (1)		28,713		29,959		153,675
Total	Ps.	1,811,802	Ps.	1,801,399	Ps.	1,842,350

(1)	Includes SIAP, CORSA, PCP and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2016		2017		2018
	(thousands of pesos)
Terminals	Ps.	792,939	Ps.	793,164	Ps.	733,284
Runways and aprons		720,416		657,298		518,656
Machinery and equipment		235,650		338,631		515,370
Other		62,797		12,306		75,040
Total	Ps.	1,811,802	Ps.	1,801,399	Ps.	1,842,350

During 2016, 2017 and 2018, 3.9%, 3.1% and 1.9%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded by bank loans and long-term debt securities issued on the Mexican capital markets (Certificados Bursátiles de Largo Plazo). We expect to continue funding the most significant portion of our capital expenditures for our Mexican airports in the future with new debt issuances on the Mexican capital markets; however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures in 2018 were allocated to the following types of investments at the majority of our Mexican airports:

•

Terminals. At the Guanajuato airport, we remodeled and expanded the boarding lounge and the security checkpoint, including installation of additional security lines with X-ray equipment and more waiting areas, expanded the baggage reclaim area with an additional carousel, and expanded the customs and immigration area. At the Mexicali airport, we remodeled and expanded the boarding lounge with two additional boarding gates, expanded the baggage claim area with an additional carousel, and remodeled the check-in area and all other public areas in the terminal building. At the La Paz airport, we remodeled and expanded the boarding lounge, expanded the baggage claim area, and remodeled the check-in area. We also continued our terminal expansion projects in Guadalajara, Tijuana and Los Cabos airports and began terminal expansion projects in the Morelia, Aguascalientes and Manzanillo airports. We expect to conclude these terminal expansion projects in 2019.

•

Runways and aprons. We completed the runway renovation at our Mexicali airport, and improvements to the taxiway at the Tijuana, Los Cabos and Los Mochis airports. We also started the runway renovation at the La Paz airport, which we expect to conclude in 2019.

•	Machinery and equipment. We invested in machinery and equipment, metal detectors and other security-related equipment, passenger walkways, air conditioning equipment, and public information systems.
•	Other. At several airports, we continued improving our sewage treatment plants and recycled water systems and we improved our drainage systems.

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

Differences between estimated committed investments and historical capital expenditures sometimes exist due primarily to: (i) the difference between capital expenditures made but unpaid during the prior year and investments made but unpaid during the current year; (ii) adjustments for inflation; and (iii) investments deferred into the first two months following the corresponding fiscal year, among other factors.

We allocated 82.7% of the total amounts committed under our Master Development Program for the 2015–2019 period in six of our airports: Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato. We expect to finance our committed investments under our Master Development Programs for the 2015–2019 period through the debt market in Mexico under a long-term debt securities program approved by the Mexican Banking and Securities Commission (Comision Nacional Bancaria y de Valores), or “CNBV,” in February 2015 for up to Ps.9.0 billion in debt, and which was updated on November 21, 2018 to allow for up to Ps.15.0 billion in debt. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

Acquisition of DCA

On April 20, 2015, we completed a transaction with Abertis for the acquisition of 100% of the shares of DCA for a total of U.S.$192.0 million. We financed 100% of the acquisition of DCA via bridge loans with external sources provided by Scotiabank and BBVA Bancomer. On September 24, 2015, we signed two new long term loans agreements, also with Scotiabank and BBVA Bancomer, for the refinancing of the bridge loans for an amount of U.S.$191.0 million. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

DCA Assets

DCA has a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize Montego Bay International Airport in Jamaica. Vantage Airport Group Limited (“Vantage”), a Canadian joint venture that operates Vancouver International Airport, owns the remaining 25.5% stake in MBJA. The Montego Bay airport is Jamaica’s main airport, located in the city of Montego Bay, in the center of the tourist corridor between Negril and Ocho Rios, where 88% of the island’s hotel capacity is located. See “Item 3, Key Information – Risk Factors – Risks Related to Jamaica.” Based on our and Vantage’s experience in the airport sector, we believe that this cooperation will strengthen MBJA, benefitting it in terms of both operations and profitability.

DCA also held a 14.77% stake in SCL, the operator of the international terminal in Santiago de Chile until September 30, 2015. Upon expiration of the concession to operate the Santiago de Chile airport, those assets were immediately returned to the Chilean government and the new operator. Pursuant to the concession agreement, there is a one-year period after delivery of the concession assets during which the concessionaire remains responsible for any latent defects in those assets. After this period and a subsequent one-year period, SCL shall be liquidated in accordance with Chilean corporate and tax regulations. During 2016, we received dividends and capital reimbursements of Ps.58.9 million. In 2018, we received a capital reimbursement of Ps.10.0 million. We expect SCL to be liquidated in 2019 without any further reimbursements to the shareholders.

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

MBJA made capital investments of U.S.$2.4 million, US.$6.5 million and U.S.$34.2 million in 2016, 2017 and 2018, respectively, for the rehabilitation of  the taxiways and aprons and modernization of equipment at the Montego Bay airport. Estimated committed investments in the current Capital Development Program from April 2015 through December 2019 are U.S.$37.9 million. These investment commitments are expected to be funded by cash flows from operations, however, MBJA has also arranged a U.S.$40.0 million credit facility with the Bank of Nova Scotia and Bank of Nova Scotia Jamaica Limited to finance the majority of these projects. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”

No dividend payments were made to DCA by MBJA in 2016. At their annual general meeting on March 23, 2017, MBJA’s shareholders approved a dividend payment of U.S.$26.0 million to be distributed pro rata amongst the shareholders. Accordingly on January 22, 2018, MBJA paid dividends of approximately U.S.$19.4 million to DCA. At their annual general meeting on June 12, 2018, MBJA’s shareholders approved a dividend payment of U.S.$30.0 million to be distributed pro rata amongst the shareholders. Accordingly on September 26, 2018, MBJA paid dividends of approximately U.S.$22.4 million to DCA.

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

Our Mexican airports handled 32.6 million, 36.5 million and 40.5 million terminal passengers in 2016, 2017 and 2018, respectively, which we believe places us among the largest private airport operator in the Americas. As of December 31, 2018, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the SCT. According to the SCT’s figures, our commercial aviation passenger traffic accounted for approximately 25.5%, 26.3% and 26.9% of all arriving and departing commercial aviation passengers in Mexico in 2016, 2017 and 2018, respectively. In 2018, our Mexican airports recorded total revenues of Ps.11.6 billion, of which Ps.10.7 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps.0.9 billion corresponds to the improvements to concession assets.

Our Mexican airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2018, ranked as the fourth busiest international route in Mexico by total number of passengers according to the Mexican Directorate General of Civil Aviation. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2018, according to the Mexican Directorate General of Civil Aviation. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and fifth, respectively, among the busiest domestic routes in Mexico in 2018, according to the Mexican Directorate General of Civil Aviation.

Mexico and the United States are party to a bilateral aviation agreement, which went into force on August 21, 2016. The bilateral agreement provides for an increase in airlines servicing existing routes between Mexico and the United States, as well as the addition of new routes and an increase in the frequency of flights on existing routes. The agreement also grants Mexican airlines the ability to further penetrate international markets. We believe that our business has benefited from and will continue to benefit from this amendment as a result of increased service to Mexican airports by U.S. airlines.

Principal Mexican Airports by Passenger Traffic (2018)

Commercial Aviation Passengers (1)
(thousands)
Mexico City	47,698
Cancun	25,202
Guadalajara*	14,340
Monterrey	10,733
Tijuana*	7,824
Los Cabos*	5,065
Puerto Vallarta*	4,628
Merida	2,452
Guanajuato*	2,324
Culiacan	2,271

Source: SCT and Company data.

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved further south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2018, our Guadalajara and Tijuana airports were Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic, according to the SCT. In 2016, 2017 and 2018, our Guadalajara and Tijuana airports together represented approximately 54.3%, 54.6% and 54.8% of our Mexican airports’ terminal passenger traffic and 50.0%, 48.2% and 47.4% of our Mexican airports’ total revenues (in 2016, 2017 and 2018, they represented 49.1%, 48.9% and 49.4% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top fifteen countries worldwide in terms of foreign visitors, ranking eighth with approximately 41.5 million international tourists in 2018, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural sites, which are served by numerous hotels and resorts. Four of our airports, the Los Cabos, Puerto Vallarta, La Paz and Manzanillo airports, serve popular Mexican tourist destinations. Of these tourist destinations, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos constituting Mexico’s third most popular international tourist destination and Puerto Vallarta the fourth, in terms of visitors in 2018, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). The Los Cabos and Puerto Vallarta airports attracted approximately 5.2 million and 4.8 million terminal passengers, respectively, in 2018. In 2016, 2017 and 2018, our Los Cabos and Puerto Vallarta airports together represented 25.5%, 25.9% and 24.8% of our Mexican airports’ terminal passengers and 30.1%, 32.5% and 32.9% of our Mexican airports’ total revenues (32.7%, 33.4% and 32.0% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals, where specialized, full service operations are offered to general aviation aircraft, including refueling, cleaning and catering.

The remaining six Mexican airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2016, 2017 and 2018, these six airports serving mid-sized cities accounted for approximately 17.0%, 16.7% and 17.7% of our Mexican airports’ terminal passenger traffic and 17.0%, 16.8% and 16.7% of our Mexican airports’ total revenues (15.3%, 15.1% and 16.1% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Of these six airports, Guanajuato has the greatest passenger traffic volume. In 2016, 2017 and 2018, Guanajuato accounted for approximately 5.2%, 5.4% and 5.8% of our Mexican airports’ terminal passenger traffic and 5.3%, 6.0% and 5.6% of our Mexican airports’ total revenues (5.2%, 5.4% and 5.9% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican Operations

Montego Bay International Airport is a full-service international passenger airport, with additional FBO and cargo operations driven by agricultural exports from the island, serving as the primary gateway for international air travel to Jamaica, a major international tourist destination and growing tourism market. In 2018, it was the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. Located in the town of Montego Bay, which is in the geographical center of the tourist corridor between the coastal resort areas of Negril and Ocho Rios where, according to the Jamaican Tourist Board, 88.0% of the island’s hotel capacity is located, the Montego Bay airport facilitates the transit of more than 70.0% of the tourists arriving on the island. In 2018, 4.5 million terminal passengers travelled through the Montego Bay airport, an 5.9% increase over the previous year, of which 99.8% were international passengers. Of the total passengers in 2018, 68.6% came from the United States, 16.5% came from Canada, 13.2% came from Europe and 1.7% from other countries.

In 2016, 2017 and 2018, respectively, Montego Bay International Airport served 3.9 million, 4.2 million and 4.5 million terminal passengers. During 2016, MBJA’s total revenues amounted to Ps.1.6 billion, of which Ps.1.2 billion were from aeronautical revenues, Ps.438.6 million were from non-aeronautical revenues and Ps.14.3 million correspond to improvements to concession assets. During 2017, MBJA’s total revenues amounted to Ps.1.9 billion, of which Ps.1.3 billion were from aeronautical revenues, Ps.496.5 million were from non-aeronautical revenues and Ps.66.1 million correspond to improvements to concession assets. During 2018, MBJA’s total revenues amounted to Ps.2.5 billion, of which Ps.1.4 billion were from aeronautical revenues, Ps.543.9 million were from non-aeronautical revenues and Ps.546.0 million correspond to improvements to concession assets.

On February 20, 2017, the Government of Jamaica issued a Request for Qualifications inviting interested parties to prepare and submit a prequalification application to participate in a bidding process for a public private partnership to operate the Norman Manley International Airport in Kingston, Jamaica. We timely submitted our prequalification application and, after participating in a competitive bidding process with seven other international airport operators, we were selected for the concession.

On October 10, 2018, we signed a concession agreement with the Government of Jamaica for the operation, modernization and expansion of the Kingston International Airport for a period of 25 years. We will begin operating and managing the Kingston International Airport in the last quarter of 2019, subject to the occurrence of certain conditions precedent.

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

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2016, 2017 and 2018, aeronautical services revenues represented approximately 63.4%, 67.0% and 67.3%, respectively, of our total revenues (in 2016, 2017 and 2018, aeronautical services represented 74.6%, 74.9% and 74.9%, respectively, of the sum of aeronautical and non-aeronautical revenues). Our aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

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

Under passenger charges collection agreements negotiated with our airline customers, which took effect as of November 1, 2009, airlines requesting payment period extensions are obligated to: (i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, it must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than seven days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2016, 2017 and 2018, under the passenger charges collection agreements, we received payments within an average period of 53, 52 and 57 days, respectively.

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

At our Mexican airports in 2016, 2017 and 2018, passenger charges represented approximately 86.2% (domestic passenger charges represented 43.5% and international passenger charges represented 42.8%), 85.5% (domestic passenger charges represented 43.7% and international passenger charges represented 41.8%) and 85.4% (domestic passenger charges represented 47.1% and international passenger charges represented 38.3%), respectively, of our aeronautical services revenues and approximately 53.4% (domestic passenger charges represented 26.9% and international passenger charges represented 26.5%), 56.8% (domestic passenger charges represented 29.1% and international passenger charges represented 27.8%) and 59.4% (domestic passenger charges represented 32.8% and international passenger charges represented 22.3%), respectively, of our total revenues. In 2016, 2017 and 2018, passenger charges represented approximately 64.7% (domestic passenger charges represented 32.6% and international passenger charges represented 32.1%), 64.5% (domestic passenger charges represented 33.0% and international passenger charges represented 31.5%) and 64.4% (domestic passenger charges represented 35.5% and international passenger charges represented 28.9%), respectively, of the sum of aeronautical and non-aeronautical revenues.

In June 2016, we published new passenger charges for all of our Mexican airports and passenger walkway charges for five of our airports (Guanajuato, Guadalajara, Puerto Vallarta, Los Cabos and Tijuana). In March 2017, we published new rates for passenger charges and other specific tariffs for ten airports (Aguascalientes, Hermosillo, Guanajuato, La Paz, Manzanillo, Mexicali, Los Mochis, Morelia, Puerto Vallarta and Los Cabos) and passenger walkway charges for Hermosillo. In May 2017, we published new rates for passenger charges and other specific tariffs for our Guadalajara and Tijuana airports. In June 2018, we published new rates for passenger charges and other specific tariffs for our twelve Mexican airports. These new rates for passenger charges and other specific tariffs did not change materially compared to those of each prior year, because charges are capped by the Maximum Tariff corresponding to each airport in its Master Development Program for the period.

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

In 2016, 2017 and 2018, passenger charges represented 60.0%, 60.2% and 60.2%, respectively, of MBJA’s aeronautical revenues and 43.2%, 41.9% and 44.0%, respectively, of MBJA’s total revenues.

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

In 2016, 2017 and 2018, aircraft landing charges represented approximately 6.8%, 7.9% and 8.0%, respectively, of our Mexican airports’ aeronautical revenues and 4.2%, 5.3% and 5.5%, respectively, of our Mexican airports’ total revenues (in 2016, 2017 and 2018, aircraft landing charges represented 5.1%, 6.0% and 6.0%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

In Jamaica, MBJA collects landing charges from aircraft operators for landing at the airport. These landing charges are included in the list of charges regulated by the JCAA. Landing charges are paid by each aircraft operator based on each landing aircraft’s maximum takeoff weight and the origin, destination and purpose of the flight.

In 2016, 2017 and 2018, aircraft landing charges represented 10.1%, 9.8% and 9.9%, respectively, of MBJA’s aeronautical revenues and 7.2%, 6.8% and 7.1%, respectively, of MBJA’s total revenues.

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

During 2016, 2017 and 2018, these charges represented 1.9%, 1.9% and 1.9%, respectively, of our Mexican airports’ aeronautical revenues and 1.2%, 1.3% and 1.3%, respectively, of our Mexican airports’ total revenues (in 2016, 2017 and 2018, aircraft parking charges represented 1.4%, 1.4% and 1.4%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

In 2016, 2017 and 2018, aircraft parking charges represented 0.1%, 0.1% and 0.1%, respectively, of MBJA’s aeronautical revenues and 0.1%, 0.1% and 0.1%, respectively, of MBJA’s total revenues.

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

In 2016, 2017 and 2018, these charges represented approximately 1.2%, 1.1% and 1.2%, respectively, of our Mexican airports’ aeronautical services revenues and approximately 0.7%, 0.8% and 0.8%, respectively, of our Mexican airports’ total revenues. In 2016, 2017 and 2018 security charges represented 0.9%, 0.9% and 0.9% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

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

In 2016, 2017 and 2018, airport security charges represented 7.8%, 7.8% and 7.9%, respectively, of MBJA’s aeronautical revenues and 5.7%, 5.5% and 5.7%, respectively, of MBJA’s total revenues.

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

During 2016, passenger walkway and airport bus revenues equaled Ps.3.7 million, or 0.04% of our Mexican airports’ total revenues (0.05% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2017, passenger walkway and airport bus revenues equaled Ps.4.1 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2018, passenger walkway and airport bus revenues equaled Ps.4.7 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger Walkway Charges in Jamaica

In Jamaica, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway or loading bridge, which are included in the list of charges regulated by the JCAA. Each airline is billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter.

In 2016, 2017 and 2018, passenger walkway charges represented 2.7%, 2.6% and 2.5%, respectively, of MBJA’s aeronautical revenues and 1.9%, 1.5% and 1.9%, respectively, of MBJA’s total revenues.

Leasing of Space to Airlines

Leasing of Space to Airlines in Mexico

In addition, we receive regulated revenues from leasing space in our Mexican airports to airlines as needed for their operations, such as the leasing of ticket counters, monitors and back offices.

In 2016, 2017 and 2018, leasing of space to airlines represented approximately 2.1%, 1.9% and 1.8%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.3%, 1.3% and 1.3%, respectively, of our Mexican airports’ total revenues (in 2016, 2017 and 2018, revenues from leasing of space to airlines represented 1.6%, 1.4% and 1.4%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there are no third parties providing such services. For example, Menzies Aviation, S.A. de C.V., Aveespress, S.A. de C.V. and Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group), currently provide the majority of the baggage handling services at our Mexican airports. If the third parties currently providing these services ceased to do so, we would be required to provide these services or find other third parties to provide such services.

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

We currently maintain contracts with 48 companies that provide the majority of these complementary services at our twelve Mexican airports. In 2016, 2017 and 2018, revenues from complementary service fees represented approximately 1.8%, 1.6% and 1.3%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.0%, 1.1% and 0.9%, respectively of our Mexican airports’ total revenues (in 2016, 2017 and 2018, revenues from complementary service fees represented 1.3%, 1.2% and 1.0%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Complementary Services in Jamaica

In Jamaica, MBJA earns revenues from charging access and other fees to third-party providers of refueling, inflight catering, ground handling and FBO services. Refueling services are provided by a consortium of three companies: Gulf Stream Petroleum SRL (formerly Total), GB Energy and Jamaica Aircraft Refueling Services. This consortium leases land from MBJA on which they constructed an aviation fuel storage facility and each operator pays MBJA a fuel concession fee based on the number of gallons of fuel sold through the airport’s fueling system. Inflight catering is provided by Goddard Catering through an exclusive contract inherited from the AAJ. The three ground handling services companies operating at the Montego Bay airport, AJAS, GCG Ground Services (Jamaica) Limited (formerly Jamaica Dispatch) and Eulen America, pay a fee per aircraft and cargo handled as well vehicle permit for vehicles accessing the ramp. IAM Jet Centre is the licensed operator for provision of FBO services at the Montego Bay airport. MBJA is not required by law to provide complementary services, even if a third party is not providing such services at the Montego Bay airport.

In 2016, 2017 and 2018, revenues from complementary service fees represented 19.4%, 19.4% and 19.4%, respectively, of MBJA’s aeronautical revenues and 14.1%, 13.5% and 14.0%, respectively, of MBJA’s total revenues.

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

In 2016, 2017 and 2018, our Mexican airports handled approximately 193.3 thousand, 202.9 thousand, and 213.8 thousand metric tons of cargo, respectively. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 78.2% , 78.5% and 76.8% of the cargo handled by our Mexican airports in 2016, 2017 and 2018, respectively.

Cargo Handling in Jamaica

The majority of cargo to the Montego Bay airport is belly cargo, or cargo carried on passenger aircraft; there are only two dedicated cargo carriers at the Montego Bay airport, both of which use small aircraft. There are no significant revenues from cargo handling at the Montego Bay airport.

In 2016, 2017 and 2018, the Montego Bay airport handled approximately 6.9 thousand, 6.9 thousand and 7.5 thousand metric tons of cargo, respectively.

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

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services. The contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services was 25.4% in 2016, 25.1% in 2017 and 25.1% in 2018. We estimate that this contribution will increase as we continue to focus on growing these revenues. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

We currently have the following types of commercial activities in each of our airports:

•

Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. Examples of these first class/VIP lounges operated by third parties include the Banamex Salon Beyond and Aeroméxico’s Club Premier in our Guadalajara airport.

•

Retail stores. In recent years, we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Guanajuato, Tijuana, Manzanillo, Morelia, La Paz and Montego Bay airports. In 2017 and 2018, we solicited bids for retailers in our Guadalajara, Tijuana and Guanajuato airports. As a result, new retail spaces began operating in those airports in 2018, and additional new retail stores are expected to begin operating during the second quarter of 2019 in Tijuana.

•

Food and beverage services. In recent years, we have completed “clean up” projects with respect to our restaurant and bar leases, allowing us to introduce several providers with more brand recognition likely to increase consumer traffic in our commercial areas. In 2018, brands such as Johnny Rockets, Carl’s Jr., Subway, 900 Bistro Argentino, Panda Express and Domino’s Pizza began operating in our airports.

•

Car rentals. In 2018, we solicited bids for the rent-a-car modules for our Mexicali, Guanajuato and Guadalajara airports, which will increase our revenue from this commercial activity. Timeshare marketing and sales. We receive revenues from timeshare developers to whom we rent space in our Mexican airports for the purpose of marketing and sales of timeshare units.

•

Duty-free stores. We currently have duty-free stores at five of our twelve Mexican airports, located at Los Cabos, Puerto Vallarta, Guanajuato, Guadalajara, Tijuana and at our Montego Bay airport, where we have a greater number of international passengers. All of the duty-free stores located in our airports are now operated on leases under which rent is structured primarily as a royalty based on tenants’ revenues, subject to minimum fixed amounts related to square footage. Because the duty-free stores are located at the entrance to the airport’s commercial area, our strategy with regards to the duty-free stores is to optimize passengers’ ability to quickly and easily find desired products and complete their purchase with a high level of service that encourages passengers to shop more. Dufry will operate duty-free stores in the Guadalajara and Los Cabos airports. During the first half of 2019, we began the redesign project and commercial planning process to add approximately 400 square meters to the stores at the Guadalajara airport.

•

Communications. We have consolidated all telephone and internet service at our Mexican airports with one provider. We charge the provider a fixed monthly rent in exchange for allowing the provider to install their communications infrastructure in our airports. In Jamaica, two communication companies, Digicel and Flow, provide cellular and fixed line telephone services at our Montego Bay airport. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers. All of our airports offer wireless internet service. Beginning in 2019, the Wi-Fi service for passengers will be provided directly by us. This will be our first step to generate new lines of business through the internet.

•

Financial services. In recent years, we have expanded and modernized the spaces we lease to financial services providers, such as currency exchange bureaus. Additionally, we improved our contracts with Globo Cambio, our principal financial services provider. In 2019, we expect two new exchange offices to open at the Mexicali and Hermosillo airports, while at the Tijuana airport we will increase income by approximately 30%, due to new contract negotiations with our customers.

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

We currently operate the following commercial lines directly:

•

Parking facilities. We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at Guadalajara International Airport and Tijuana International Airport. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, in Mexico, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking at certain airports. In Jamaica, car parking facility fees are set by the MTM, however, MBJA has lobbied and continues to press the Jamaican Government to allow car parking fees to be freely set at commercial rates. In 2017, we expanded our parking facilities at our Guadalajara airport by approximately 5%. During 2018, we expanded our Guanajuato airport parking facilities by 35%, and began expansion of parking lots at our Mexicali and Guadalajara airports, which will be concluded in 2019.

•

Advertising. Since May 2011, we have been directly operating the advertising at all of our Mexican airports. Increased domestic and international traffic in our Mexican airports makes third-party investment in advertising media more attractive. The new Cross Border Express, or “CBX,” was the main factor for the growth of advertising revenues in Tijuana, which experienced increased traffic as a result. Advertising at our Tijuana airport is expected to continue to grow due to the installation of new advertising spaces. Similarly, the Guanajuato airport continued to grow due to the investment of car manufacturers in the area, making the airport much more attractive for advertising. Overall, the increase in passenger volume and improvement in spending power of users in all of our Mexican airports is expected to lead to an increase in sales of advertisements in our airports to international brands. Our revenues decreased from 2016 to 2017, due to the temporary negative impact of several remodeling projects on availability of advertising space. During 2018, we continued these expansion projects at some of our most important airports, including our Tijuana and Guadalajara airports and, as a result, revenues from advertising at these airports continued to be negatively impacted. In contrast, there was an increase at our Aguascalientes, La Paz, Los Mochis, Mexicali and Manzanillo airports, through a sales strategy mainly focused on local brands and companies. During 2018 we were able to obtain a 15% growth in advertising revenues. During 2019, we will focus on upgrading the current advertising spaces to digital advertising. Moreover, we will start operating a new advertising website, focused on providing quotes and selling advertising spaces in our airports.

•

VIP Lounges. We began operating our first VIP Lounge at Los Cabos airport’s Terminal 1 in 2011. By the end of 2017, we operated nine lounges in seven Mexican airports: two in our Guadalajara airport (including both domestic and international lounges), two in our Los Cabos airport (Terminal 1 and Terminal 2) and one in each of our Puerto Vallarta, Hermosillo, Tijuana, Aguascalientes and Guanajuato airports. In 2016 the domestic VIP Lounge at Guadalajara’s East Terminal was named the Priority Pass Latin America & Caribbean Region Lounge of the Year, placing this lounge among the 14 best of the Priority Pass program, which includes over 1,000 lounges worldwide. In 2017, the lounge was “Highly Commended” in the “Best Quality Refreshments” category in the Lounge of the Year Awards 2017, placing our lounge at the top of the top of the Priority Pass program. In 2018, we hosted over 717 thousand users in the VIP lounges at our Mexican airports, an increase of 37% from 2017. Also, in 2018 we opened two new VIP lounges, including our first arrivals lounge. Furthermore, in the first quarter of 2019, we opened one more VIP lounge in the La Paz airport. With these new lounges, we will be operating 12 VIP lounges. During 2019, our domestic lounge in Guadalajara and our lounges in Tijuana and Guanajuato will increase their capacity by 35% in order to accommodate the passenger growth experienced during 2018. In Jamaica, a third party operates the sole common use lounge in the arrivals and departures areas, and there are five lounges operated by hotels in the arrivals area.

•

Convenience stores. In April 2012, we began operating certain airport convenience stores directly. Due to strong performance, we opened a total of 21 convenience stores across our Mexican airports. In October 2016, we franchised 14 of our Aeromarket stores to Grupo Areas, from which we now receive both a fixed payment and a variable sales-based monthly payment, in addition to a sales-based royalty. This strategic change maintained the same level of profitability over a smaller revenue base, achieving greater operational efficiency. As of December 31, 2018, we continued to directly operate six convenience stores at our Aguascalientes, Guanajuato and Puerto Vallarta airports, and for 2019 we are planning to open nine convenience stores: two in Los Mochis, one in Guanajuato, two in Mexicali and four in Tijuana.

Domestic Passengers in Mexico

Domestic passengers represented approximately 56.4%, 56.4% and 57.8% of our Mexican terminal passenger traffic in 2016, 2017 and 2018, respectively (CBX users at Tijuana airport were considered international passengers in 2016, 2017 and 2018). In addition, we estimate that a significant minority of our international passengers in Mexico are lower-income Mexicans traveling to or from the United States. Based on surveys and studies conducted at our airports to better understand the consumption habits of our passengers, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers do. However, in order to increase the consumer spending of this demographic, we have been increasing the brand recognition of commercial spaces and the products they offer, which, based on the surveys and studies we have conducted, we believe is likely to contribute to increased consumption among our domestic passengers and our Mexican international passengers. Partly as a result of the implementation of these strategies, consumer spending per passenger in our Mexican airports increased by 5.9% during 2018 as compared to 2017 and 3.7% during 2017 as compared to 2016.

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

We have operated checked baggage screening equipment in our ten busiest Mexican airports since 2011. During the first quarter of 2016, we integrated the Aguascalientes airport into the baggage screening system, which increased the percentage of baggage inspected with automated systems from 96.6% to 98.9%. In the case of our Los Mochis airport, an explosive trace detector system is used. As of December 31, 2018, we had agreements to operate the baggage screening equipment with every airline customer, and 98.9% of the passengers travelling through our Mexican airports were using the baggage screening system.Under these agreements, we negotiated certain recovery tariffs per year and these airlines agreed to hold harmless and indemnify us against certain types of liability that might arise in connection with the operation of the baggage screening system, in accordance with the provisions of the Mexican Airport Law. The operating cost related with this equipment, has been totally recovered.

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

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We typically generate approximately 20% to 30% of total revenues from commercial activities. In 2018, revenues from non-aeronautical services in our airports accounted for 25.1% of our total revenues. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities in our airports by:

•	Redesigning and expanding the space available in our airport terminals allocated to commercial activities:
▪

In order to increase our revenues from commercial activities, we have focused on expanding and redesigning the layout of certain terminals in our Mexican airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports, increasing their exposure to the commercial areas of our airports. In 2016, we added 2,800 square meters in our Tijuana airport for the operation of a fuel station, 130 square meters in our Los Cabos Airport for the new commercial zone in Terminal 2, and 100 square meters in our Puerto Vallarta Airport for the new Corona Bar. In 2017, we added 7,542 square meters of commercial area at the Guadalajara airport and 1,973 square meters at the Tijuana airport, where we redesigned the commercial layout. In 2018, we added about 6,500 square meters of commercial area, of which 85% was in our Tijuana and Guadalajara airports. At our Tijuana airport new food and beverage and retail stores began operation, including Panda Express, Johnny Rockets and Starbucks, among others. Meanwhile, in Guadalajara our new food and beverage offerings include 900 Bistro Argentino, Café Punta del Cielo and Carl’s Jr., among others. In the first half of 2019, the rest of the new commercial offerings at our Tijuana and Guadalajara airports will be completed and begin operating. During 2019, we will improve the commercial layout of our Los Cabos airport.

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
▪

In 2016, we hired HVS Consulting & Valuation, a leading consultant in the hospitality industry, to develop proposals for commercial development at our Guadalajara airport. In order to maximize profitability and based on HVS Consulting & Valuation’s study, we plan to develop a 180-room select-service hotel operated by a third party under a fee agreement. In October 2017, our Board of Directors approved the creation of a new subsidiary responsible for the construction and operation of the hotel at the Guadalajara airport. This hotel is expected to represent an investment of approximately Ps.350 million and to begin operations at the end of 2020.

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

Marketing Activities

We focus our marketing activities, with respect to aeronautical services, on participation in business conferences organized by public organizations, such as the International Air Transport Association, and private organizations, such as the annual “Routes Americas” and “World Routes” conferences organized by United Business Media. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. Additionally, we go through several one-on-one meetings with domestic and international airlines to further discuss specific route opportunities as well as route performance. During 2018, a total of 57 new routes were opened to and from our airports, many of which originated from air service development work during the past decade. The work performed by our commercial department is complemented by several different airline marketing consultants, who provide us with market intelligence and databases in order to better execute our network expansion strategy.

Our Mexican Airports

In 2018, our Mexican airports served a total of approximately 40.5 million terminal passengers. In 2018, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 54.8% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, together accounted for approximately 24.8% of our Mexican airports’ total terminal passenger traffic in 2018. Guanajuato International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.8% of our Mexican airports’ total terminal passenger traffic in 2018.

All of our Mexican airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2016		2017		2018
		(thousands of pesos)
Guadalajara	Ps.	2,605,256	Ps.	3,072,286	Ps.	3,621,416
Los Cabos		1,415,933		1,729,761		1,942,997
Tijuana		1,239,724		1,462,919		1,670,337
Puerto Vallarta		1,141,382		1,361,076		1,487,844
Guanajuato		409,824		503,412		632,918
Hermosillo		313,489		335,422		389,040
Mexicali		131,249		153,026		221,819
La Paz		177,893		193,146		216,304
Aguascalientes		152,393		178,210		212,212
Morelia		124,979		154,206		188,859
Los Mochis		66,102		72,303		82,006
Manzanillo		45,078		46,402		46,559
Total	Ps.	7,823,302	Ps.	9,262,171	Ps.	10,712,310

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2016			2017			2018
	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total
Total Passengers:
Guadalajara	11,395,765	26,347	11,422,112	12,808,007	36,644	12,844,651	14,351,563	19,288	14,370,851
Tijuana	6,332,451	44,709	6,377,160	7,103,249	34,369	7,137,618	7,835,064	48,794	7,883,858
Los Cabos	4,247,971	2,463	4,250,434	4,909,746	1,984	4,911,730	5,249,039	3,223	5,252,262
Puerto Vallarta	4,063,306	7,387	4,070,693	4,522,571	9,156	4,531,727	4,767,060	5,940	4,773,000
Guanajuato	1,711,408	13,761	1,725,169	1,955,608	13,389	1,968,997	2,338,752	13,853	2,352,605
Hermosillo	1,561,455	23,771	1,585,226	1,627,848	18,063	1,645,911	1,743,754	30,942	1,774,696
Mexicali	716,222	4,104	720,326	804,031	4,814	808,845	1,138,467	6,968	1,145,435
La Paz	846,557	256	846,813	848,493	2,037	850,530	926,334	1,423	927,757
Aguascalientes	693,735	210	693,945	754,141	525	754,666	868,505	2,674	871,179
Morelia	535,935	3,094	539,029	618,829	5,447	624,276	729,606	4,174	733,780
Los Mochis	347,378	15,969	363,347	348,527	11,315	359,842	344,830	8,384	353,214
Manzanillo	195,178	1,085	196,263	181,987	392	182,379	172,493	1,187	173,680
Total	32,647,361	143,156	32,790,517	36,483,037	138,135	36,621,172	40,465,467	146,850	40,612,317

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2016			2017			2018
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	3,830,548	1,892,728	5,723,276	4,489,034	1,954,286	6,443,320	5,113,419	2,099,518	7,212,937
Tijuana	2,470,211	649,696	3,119,907	2,598,969	893,307	3,492,276	2,777,045	1,061,145	3,838,190
Los Cabos	617,954	1,505,839	2,123,793	718,621	1,740,176	2,458,797	818,495	1,809,390	2,627,885
Puerto Vallarta	635,149	1,401,186	2,036,335	697,819	1,569,840	2,267,659	781,798	1,609,047	2,390,845
Guanajuato	537,292	316,238	853,530	630,568	346,079	976,647	802,265	370,389	1,172,654
Hermosillo	726,745	48,695	775,440	767,462	43,065	810,527	816,921	47,146	864,067
La Paz	418,041	9,338	427,379	421,030	9,090	430,120	549,569	4,918	554,487
Mexicali	342,803	4,323	347,126	387,279	4,592	391,871	457,359	10,042	467,401
Aguascalientes	254,253	93,648	347,901	277,618	101,363	378,981	323,741	111,871	435,612
Morelia	128,529	139,286	267,815	155,905	150,859	306,764	179,143	188,206	367,349
Los Mochis	170,612	5,177	175,789	169,945	5,827	175,772	167,691	5,925	173,616
Manzanillo	52,926	44,807	97,733	46,498	44,869	91,367	42,874	42,778	85,652
Total	10,185,063	6,110,961	16,296,024	11,360,748	6,863,353	18,224,101	12,830,320	7,360,375	20,190,695

	Year Ended December 31,
	2016			2017			2018
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	3,892,289	1,780,200	5,672,489	4,556,570	1,808,117	6,364,687	5,200,101	1,938,525	7,138,626
Tijuana	2,442,375	770,169	3,212,544	2,536,919	1,074,054	3,610,973	2,724,709	1,272,165	3,996,874
Los Cabos	655,534	1,468,644	2,124,178	752,950	1,697,999	2,450,949	853,715	1,767,439	2,621,154
Puerto Vallarta	668,662	1,358,309	2,026,971	731,577	1,523,335	2,254,912	823,538	1,552,677	2,376,215
Guanajuato	574,820	283,058	857,878	677,188	301,773	978,961	851,986	314,112	1,166,098
Hermosillo	754,543	31,472	786,015	795,465	21,856	817,321	858,024	21,663	879,687
La Paz	417,593	1,585	419,178	416,604	1,769	418,373	457,573	1,360	458,933
Mexicali	367,920	1,176	369,096	411,239	921	412,160	582,997	983	583,980
Aguascalientes	277,427	68,407	345,834	299,942	75,218	375,160	353,067	79,826	432,893
Morelia	139,461	128,659	268,120	166,801	145,264	312,065	190,081	172,176	362,257
Los Mochis	171,097	492	171,589	172,222	533	172,755	170,853	361	171,214
Manzanillo	61,235	36,210	97,445	54,599	36,021	90,620	54,335	32,506	86,841
Total	10,422,956	5,928,381	16,351,337	11,572,076	6,686,860	18,258,936	13,120,979	7,153,793	20,274,772

The following table shows the passengers who used the CBX facilities to travel from the United States to Mexico and vice versa, who are reported as international passengers in the Tijuana airport.

	Year ended December 31,
	2016	2017	2018
CBX/Tijuana	607,890	855,362	1,012,059
Tijuana/CBX	751,565	1,066,627	1,249,411
Total	1,359,455	1,921,989	2,261,470

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2018:

Capacity by Mexican Airport in 2018

	Peak air traffic movements per hour (1)	Runway capacity (2)
Guadalajara	47	39
Tijuana	20	36
Los Cabos	33	42
Puerto Vallarta	35	37
Hermosillo	21	30
Guanajuato	13	16
La Paz	10	15
Mexicali	7	14
Aguascalientes	8	12
Morelia	7	14
Los Mochis	8	16
Manzanillo	6	16

(1)	Represents the greatest number of air traffic movements in a single hour during the year. Includes commercial and general aviation operations (demand).
(2)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport (1)

	For the year ended December 31,
	2016	2017	2018
Guadalajara	158,985	167,274	180,347
Tijuana	61,762	63,292	66,662
Los Cabos	43,792	49,773	51,020
Puerto Vallarta	50,546	54,389	56,472
Guanajuato	34,010	34,097	35,953
Hermosillo	44,527	41,326	41,462
Mexicali	10,311	10,457	13,333
La Paz	19,141	18,409	18,008
Aguascalientes	15,836	15,586	18,133
Morelia	14,450	14,899	13,876
Los Mochis	12,157	10,821	10,639
Manzanillo	6,296	5,336	4,923
Total	471,813	485,659	510,828

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2016	2017	2018
Guadalajara	71.68	76.79	79.58
Tijuana	102.53	112.77	117.53
Los Cabos	97.00	98.68	102.88
Puerto Vallarta	80.39	83.32	84.41
Guanajuato	50.32	57.75	65.05
Hermosillo	35.07	39.83	42.06
Mexicali	69.46	77.35	85.39
La Paz	44.23	46.20	51.44
Aguascalientes	43.81	48.42	47.90
Morelia	37.09	41.90	52.58
Los Mochis	28.57	33.25	32.41
Manzanillo	31.00	34.18	35.04
Average	69.20	75.41	79.22

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2016	2017	2018
Commercial aviation	350,980	363,317	382,160
Charter aviation	19,599	19,727	19,996
General aviation and other	101,234	102,615	108,672
Total	471,813	485,659	510,828

(1)	Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues.

In 2018, Guadalajara International Airport was the third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2018, it served 14.4 million terminal passengers, accounting for approximately 35.5% of our Mexican airports’ terminal passenger traffic. During 2018, approximately 71.9% of the terminal passengers served were domestic passengers and 28.1% were international passengers. Of the airport’s international passengers, we estimate that a significant portion is Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of fourteen airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group and VivaAerobus. The main non-Mexican airlines operating at the airport are United, Alaska, American and Delta. Airlines operating at the airport reach 63 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and a full parallel taxiway and the other with a length of 1,800 meters, with a threshold displacement of 300 meters at the runway, which permits a landing distance of 1,500 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (“ILS”) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 73,000 square meters, as well as parking facilities consisting of an additional 68,000 square meters. The general aviation building has an additional 975 square meters. The commercial terminal has 37 gates and 36 remote boarding positions. Of the international gates, four have air bridges, and of the domestic gates, eight have air bridges.

In 2018, approximately 164.2 thousands metric tons of cargo were transported through the airport.

We have continued to take significant steps to modernize and expand Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s main commercial terminal, including the modernization of  restrooms, hallways and gate areas.

During the last quarter of 2017, we requested bids for four food and beverage service areas and 20 retail spaces at the airport. These bids sought to attract experienced concessionaries and well-known brands in order to improve the image of the airport and to accommodate the expansion of the domestic terminal. In 2018, approximately 3,000 square meters of new commercial space was added, including 1,200 square meters to be used by Areas, S.A. for its concepts and the rest of the space including brands such as Gandhi, Tous, Swarovski, Charros, Marissa, among others.

We directly operate two VIP lounges in the Guadalajara airport: one in the international departures area and another in the domestic departures area. In 2018, approximately 21.0% of the sum of our aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues. In 2019, we are expecting to add 520 square meters of space to the domestic VIP lounge.

During 2019, we will continue the expansion of the main terminal by adding an additional 3,200 square meters and will renovate an additional 3,000 square meters.

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

Tijuana International Airport

Tijuana International Airport is our second most important Mexican airport in terms of passenger traffic and air traffic movements, and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic, according to the SCT. In 2018, it served a total of 7.8 million terminal passengers, accounting for approximately 19.4% of our Mexican airports’ terminal passenger traffic. Approximately 99.1% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States for Mexican and American travelers, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

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

A total of seven airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group and Interjet. Airlines operating at this airport provide service to 34 destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular. In addition, Aeromexico Group flies from Tijuana to Shanghai and Hainan Airlines flies from Tijuana to Beijing.

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

During 2018, we completed an expansion of 7,500 square meters and a renovation of 4,000 square meters.

During 2019, we will continue the expansion of the main terminal by adding an additional 2,000 square meters and renovating an additional 5,500 square meters. These construction projects are expected to conclude in the first half of 2019.

In December 2015, we inaugurated the international bridge between our Tijuana airport and the U.S. border, or CBX. This bridge allows passengers to cross directly to the United States using a pathway between the airport and the international border, facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana, and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located in the Tijuana airport, and the corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility is limited to passengers traveling through the airport upon presentation of a boarding pass, but is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger charges. Passengers using the bridge from or to.

Tijuana may also be subject to toll charges levied by Otay-Tijuana Venture, L.L.C. (“OTV”), the bridge operator on the U.S. side. We estimate that up to 45% of Tijuana passengers have a final destination or origin in the U.S., and consequently a significant portion of the passengers at the airport are expected to be users of the CBX. Due to its convenience for U.S. residents in the area, the CBX is also expected to increase the overall number of passengers using the airport. During 2018, the CBX served 2.3 million passengers, approximately 28.9% of the Tijuana airport’s total passengers. The CBX was the primary driver behind the 10.3% increase in total passengers during the 2018 at the Tijuana airport. For more information see “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.” Our investment in adapting the Tijuana airport installations and building the Mexican infrastructure amounted to Ps.185.0 million.

In 2018, approximately 27.2 thousands metric tons of cargo were transported through the airport.

In 2018, approximately 15.6% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

During 2018, we also solicited bids for the rent-a-car modules and obtained a significant revenue increase compared to the previous contracts. A new model office was built in order to standardize the image of the car rental facilities within the terminal.

During 2018, we awarded bids for 25 new retail spaces and thirteen food and beverage spaces, totalling 729 and 2,700 square meters, respectively. At the end of 2018, 70% of the new commercial space began operating with brands such as Panda Express, Domino’s Pizza and Johnny Rockets. The rest of this space will be in operation by the second quarter of 2019.

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

Los Cabos International Airport

Los Cabos International Airport is our third most important Mexican airport in terms of passenger traffic, fourth in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2018, it served 5.2 million terminal passengers, accounting for approximately 13.0% of our Mexican airports’ terminal passenger traffic of whom approximately 68.1% were international passengers.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. According to the Mexican Ministry of Tourism, 1.8 million international tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2018. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of eighteen airlines operate at the airport, of which the principal airlines are American, Alaska, United, Southwest and Volaris. Airlines operating at this airport provide service to 45 destinations. Of these destinations, Mexico City, Los Angeles, Guadalajara and Dallas are the most popular.

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

During 2018, we started the renovation and expansion of the international terminal building. Once completed, this project will increase the terminal area by 5,000 square meters and renovate 10,600 square meters, adding 10 remote boarding gates. These construction projects are expected to conclude in 2019.

We operate a commercial space of approximately 2,000 square meters at Los Cabos International Airport; this space includes two VIP lounges and five convenience stores, which have been operated by a third party since October 2016.

To create a better experience for our domestic passengers, we finished the construction of a 280 square meter beer garden at the domestic terminal. The new bar brings more options to the food and beverage services for this terminal. In 2018, approximately 36.0% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues (of which 92.3% came from commercial activities, the highest such percentage among our airports). During 2019, we will redesign the commercial layout of the international terminal to maximize sales per passenger through a new commercial mix. This process will take until 2021 to complete. During 2019 we will also  renovate the FBO area and estimate a 40% increase in commercial revenues.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important Mexican airport in terms of passenger traffic, third in air traffic movements and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2018, it served 4.8 million terminal passengers, accounting for 11.8% of our Mexican airports’ terminal passenger traffic. During 2018, 66.3% of these terminal passengers were international passengers and 33.7% were domestic passengers.

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

A total of twenty-three airlines operate at the airport, of which the principal airlines are American, United, Alaska, Interjet, Volaris,  Aeromexico Group and Southwest. Airlines operating at this airport provide service to 51 destinations. Of these destinations, the most popular are Mexico City, Los Angeles, Monterrey and Dallas. In addition, Thomson Airways flies once weekly from Puerto Vallarta to London Gatwick and Manchester and Finnair flies once weekly to Helsinki.

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

In 2018, approximately 26.8% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues (of which 91.8% came from commercial activities). Additionally, during 2018 two new VIP Lounges were opened: one in the international lounge and our first arrivals lounge with surface area of 607 square meters and 70 square meters, respectively.

Guanajuato International Airport

Guanajuato International Airport is our fifth most important Mexican airport in terms of passenger traffic, sixth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Guanajuato International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2018, it served 2.3 million terminal passengers, accounting for approximately 5.8% of our Mexican airports’ terminal passenger traffic. During 2018, approximately 70.7% of the terminal passengers served were domestic passengers.

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

A total of nine airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group, Interjet, VivaAerobus and United Airlines operating at this airport provide service to fifteen destinations. Of these destinations Tijuana, Mexico City and Cancun are the most popular.

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

During 2017, we began a 3,000 square meter terminal expansion and the renovation of another 7,990 square meters. We expect to conclude the expansion during 2019. Thus, the commercial area growth and the expansion of the VIP Lounge will be finished and ready to start operations in 2019 as well. We also began the renovation of the security checkpoint, restrooms and commercial areas. In 2016, we opened a VIP lounge in the boarding area beyond the security checkpoint. In 2016, approximately 22.4% of the sum of our aeronautical and non-aeronautical revenues generated at Guanajuato International Airport was derived from non-aeronautical revenues. We also solicited bids for the rent-a-car modules and obtained a significant revenue increase compared to the previous contracts. A new model office was built in order to standardize the image of the car rental facilities within the terminal.

Finally, we finished the redesigning of the commercial layout of this airport to improve our passenger experience with better operators for duty-free and retail commerce and increasing the selection of food and beverage services.

Hermosillo International Airport

Hermosillo International Airport is our sixth most important Mexican airport in terms of passenger traffic, fifth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Hermosillo International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2018, it served approximately 1.7 million terminal passengers, accounting for approximately 4.3% of our Mexican airports’ terminal passenger traffic. During 2018, approximately 96.1% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately thirteen kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 10.0 thousand metric tons of cargo passed through the airport in 2018. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

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

As part of our business strategy, in recent years we changed the profile and category of services of almost all of the stores at Hermosillo International Airport to stores with greater brand recognition. During 2018, we opened a new VIP lounge in our Hermosillo airport. In 2019, we plan to solicit bids for a new restaurant with approximately 200 square meters of surface area located in the waiting lounge.

Mexicali International Airport

Mexicali International Airport is our seventh most important Mexican airport in terms of passenger traffic, tenth in terms of air traffic movements and seventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Mexicali International Airport was the seventeenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. In 2018, it served 1.1 million terminal passengers, accounting for approximately 2.8% of our Mexican airports’ terminal passenger traffic.

During 2018, approximately 99.5% of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of five airlines operate at the airport, of which the principal airlines are Volaris and Aeromexico Group. Airlines operating at this airport provide service to seven destinations. Of these destinations, Guadalajara, Mexico City, and Culiacan are the most popular.

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

During 2018, we completed a 1,200 square meters expansion of the terminal building, adding two new boarding gates (increasing from two to four) and, expanding the baggage claim area, including the installation of a new baggage carousel (increasing from two to three). We also completed a 1,600-square-meter renovation in the check-in area and the ambulatory area. A “gastro pub” restaurant (called Gastro Hub) of approximately 185 square meters, began operations.

La Paz International Airport

La Paz International Airport is our eight most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, La Paz International Airport was the twenty-first busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2018, it served 926.3 thousand terminal passengers, accounting for approximately 2.3% of our Mexican airports’ terminal passenger traffic. During 2018, approximately 98.8% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

During 2018, we completed a 1,100 square meter terminal building expansion and renovation. We also completed the renovation of the security checkpoint, restrooms and commercial areas.

In 2018, we developed a 190 square meter casual dining restaurant post-security at the La Paz airport and redesigned the rent-a-car modules in order to have more space and improve the passenger experience. Additionally, we opened a new 70 square meter VIP Lounge during the first quarter of 2019.

during 2018. In 2018, we requested bids on the rent-a-car module, which resulted in a 50% increase in revenues from car rental services.

Aguascalientes International Airport

Aguascalientes International Airport is our ninth most important Mexican airport in terms of passenger traffic, seventh in air traffic movements and ninth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Aguascalientes International Airport was the twenty-second busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2018, it served 868.5 thousand terminal passengers, accounting for approximately 2.1% of our Mexican airports’ terminal passenger traffic. During 2018, approximately 77.9% of the terminal passengers served were domestic passengers. Because the airport passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

A total of six airlines operate at the airport, of which the principal airlines are Aeromexico Group, Volaris and Interjet. Airlines operating at this airport provide service to eight destinations. Of these destinations Mexico City, Tijuana, Cancun and Dallas are the most popular.

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

In 2018, we began the terminal expansion and renovation. Once completed, the project will increase the boarding lounge capacity and surface area, with two additional boarding gates, and will include a renovated security checkpoint. These construction projects are expected to conclude in 2019.

In 2019, the commercial area will increase by 27% compared with 2018, and we will have a new VIP Lounge with 1,300 square meters of space.

Morelia International Airport

Morelia International Airport is our tenth most important Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Morelia International Airport was the twenty-six busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2018, it served 729.6 thousand terminal passengers, accounting for approximately 1.8% of our Mexican airports’ terminal passenger traffic. During 2018, approximately 50.6% of the terminal passengers served by this airport were domestic passengers.

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

A total of six airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group, American and United. Airlines operating at this airport provide service to ten destinations. Of these destinations, Tijuana, Chicago Midway and Mexico City are the most popular.

Morelia International Airport operates 24 hours a day. The airport has one runway with a length of 3,408 meters and a single main terminal building. The runway capacity at this airport is fourteen air traffic movements per hour. The airport has four gates and eight remote boarding positions.

In 2018, we began a terminal expansion and renovation. Once completed, this project will increase the boarding lounge by 200 square meters, adding two boarding gates, and includes a renovated and expanded security checkpoint with additional security lines, X-ray equipment and waiting areas. These construction projects are expected to conclude in 2019.

We expect the commercial area will grow by 16% in 2019 as compared with 2018.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic and air traffic movements and eleventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Los Mochis International Airport was the fortieth-first busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2018, it served 344.8 thousand terminal passengers, accounting for approximately 0.9% of our Mexican airports’ terminal passenger traffic. During 2018, approximately 98.2% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

During 2018, a new 200 square-meter Starbucks began operating on the arrival hall of the terminal.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic and air traffic movements and twelfth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2018, Manzanillo International Airport was the forty-third busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. During 2018, the airport served 172.5 thousand terminal passengers, accounting for approximately 0.4% of our Mexican airports’ terminal passenger traffic. During 2018, approximately 56.4% of the terminal passengers served were domestic passengers and 43.6% were international passengers.

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

A total of six airlines operate at this airport, of which the principal airlines are Aeromexico Group and Alaska Airlines. Some of the other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City, Los Angeles and Calgary.

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

During 2019, we will open a new restaurant located in the waiting lounge, with 150 square meters of surface area in order to improve the passenger experience.

DCA Acquisition

In April 2015, we acquired a 100% stake in DCA, a Spanish corporation. DCA holds a 74.5% stake in MBJA, the entity that operates Montego Bay International Airport in Jamaica.

Montego Bay International Airport

The Montego Bay International Airport is Jamaica’s main tourist airport. In 2018, the Montego Bay airport served 4.5 million terminal passengers, making it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2018, 99.8% of the terminal passengers served were international passengers. Of the total passengers in 2018, 68.6% came from the United States, 16.5% came from Canada, 13.2% came from Europe and 1.7% from other countries.

Montego Bay International Airport serves as the primary gateway for international air travel to Jamaica, a major international tourist destination, by facilitating the transit of more than 71% of the tourists arriving on the island. In recent years, passenger traffic at Montego Bay International Airport has grown in conjunction with the increased traffic overall at the Kingston airport, which services mostly business and other traffic. The Jamaican government has discussed plans to build a third international commercial airport, most likely on the southern coast at Vernamfield, to meet the long-term requirements for the growth of air transport, which may impact passenger traffic in the medium and long term at the Montego Bay and Kingston airports. Because the Montego and Kingston airports serve different demands and we do not expect the Jamaican government’s Vernamfield airport plan to be executed in the immediate future, we expect passenger traffic at our Montego Bay airport to grow.

A total of twenty-seven international airlines operate at the airport, providing year-round and seasonal services. Our principal airlines are American, Delta, Southwest, and JetBlue. Airlines serving the Montego Bay airport provide service from over 61 airport destinations. Of these, Toronto, New York, Atlanta and Ft. Lauderdale are the most popular.

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

The following table sets forth revenues, passenger traffic and air traffic movement data for the Montego Bay airport in 2016, 2017 and 2018:

	January 1 to December 31, 2016		January 1 to December 31, 2017		January 1 to December 31, 2018
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	1,607,689	Ps.	1,786,556	Ps.	1,963,552
Passenger Traffic (in thousands):
Terminal passengers		3,902		4,226		4,483
International passengers		3,893		4,217		4,217
Domestic passengers		9		9		9
Transit passengers		51		59		55
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		21		21		21
Runway capacity (3)		33		33		33
Total air traffic movements (in thousands):		41		41		41
Commercial aviation		27		28		30
Charter aviation		2		2		2
General aviation and other		12		12		9
Average passengers per air traffic movement		95		101		109

(1)	Includes departures and landings.
(2)	Includes commercial and general aviation operations (demand).
(3)	Air traffic movements per hour (capacity).

In 2016, 2017 and 2018, approximately 6.9 thousand, 6.9 thousand and 7.5 thousand metric tons of cargo were transported through the airport.

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

Non-Airport Subsidiaries

As a holding company, we operate each of our thirteen airports through an operating subsidiary. In addition to these airport subsidiaries, we also have three employee service companies as operating subsidiaries. Our employee service companies, which provide part of the labor force for our airports but do not directly employ any personnel, are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”) and (iii) Puerta Cero Parking, S.A. de C.V. (“PCP”), and (iv) Aerocomercializadora del Pacífico, S.A. de C.V. (“ADP”). We also have a non-profit foundation, Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

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

ADP

We incorporated ADP as a subsidiary on February 14, 2018 to provide hotel infrastructure and other commercial services. ADP thus far remains inactive.

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

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2018, nineteen international airlines and nine Mexican airlines operated passenger flights at our twelve Mexican airports. Volaris is our principal airline customer in terms of total passengers at our Mexican airports, with Aeromexico Group and VivaAerobus providing the second and third largest number of total passengers. In 2016, 2017 and 2018 revenues from Volaris and the passengers it moved through our airports totaled Ps.1,843.3 million, Ps.2,263.2 million and Ps.2,694.1 million respectively, of which Ps.1,655.5 million, Ps.2,043.7 million and Ps.2,429.1 million respectively, were paid to the airports in the form of passenger charges, representing 21.2%, 22.1% and 22.7% respectively, of the sum of our aeronautical and non-aeronautical revenues for 2016, 2017 and 2018. Revenues from the Aeroméxico Group and the passengers it moved through our airports were Ps.921.6 million, Ps.1,080.5 million and Ps.1,161.0 million during 2016, 2017 and 2018 respectively, of which Ps.809.5 million, Ps.955.0 million and Ps.1,028.8 million respectively, were paid to the airports for the passengers they moved in the form of passengers charges, representing 10.7%, 10.3% and 9.6% respectively, of the sum of our aeronautical and non-aeronautical revenues for 2016, 2017 and 2018. Revenues from VivaAerobus and the passengers they moved through our airports were Ps.248.9 million, Ps.392.7 million and Ps.662.6 million in 2016, 2017 and 2018, respectively, of which Ps.225.1 million, Ps.358.3 million and Ps.605.7 million respectively, were paid to the airports in the form of passenger charges. Such passenger charges represented 2.9%, 3.9% and 5.7% respectively, of the sum of our aeronautical and non-aeronautical revenues for 2016, 2017 and 2018.

In 2016, revenues from American Airlines and the passengers it moved through the Montego Bay airport totals Ps.236.8 million, of which Ps.156.9 million was paid to MBJA in the form of passenger charges, representing 14.7% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. In 2017, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.249.9 million, of which Ps.166.6 million was paid to MBJA in the form of passenger charges. Revenues from American Airlines and its passengers represented 13.5% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. In 2018, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.295.3 million, of which Ps.162.9 million was paid to MBJA in the form of passenger charges. Revenues from American Airlines and its passengers represented 14.7% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. In 2016, 2017 and 2018, passenger charges collected by American Airlines at MBJA accounted for 1.4%, 1.3% and 1.2%, respectively, of total revenues in our airports (1.7%, 1.5% and 1.3%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2016, 2017 and 2018).

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

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services: Menzies Aviation, S.A. de C.V., Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group) and Aveespress, S.A. de C.V., which provided Ps.35.7 million, Ps.23.5 million and Ps.30.1 million in revenues, respectively, each in the form of access fees, in 2018. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.17.2 million and Ps.4.1 million of revenues in the form of access fees in 2018.

We receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales.

Principal Non-Aeronautical Services Customers

As of December 31, 2018, we were party to approximately 964 contracts – 2.6% less than the 990 contracts we were party to as of December 31, 2017 – with providers of commercial services in the commercial spaces in our Mexican airports, including retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information and promotion services. The decrease in the number of contracts is due to the temporary closings of various commercial areas due to the improvements underway and based on our strategic decision to achieve greater concentration among non-aeronautical services customers. In 2018, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps.268.1 million in revenues for 2018 compared to Ps.167.3 million in 2017), Aerocomidas, S.A. de C.V. (food and beverages; Ps.123.5 million in revenues for 2018 compared to Ps.94.8 million in 2017), Operadora Aeroboutiques, S.A. de C.V. (retail; Ps.100.6 million in revenues for 2018 compared to Ps.90.1 million in 2017), and Servicios Inmobiliarios Alsea, S.A. de C.V. (food and beverages Ps.52.6 million in revenues for 2018 compared to Ps.43.7 million in 2017). In Jamaica, MBJA’s largest commercial customer in terms of revenues paid to MBJA were World Duty Free (duty free stores; U.S.$9.3 million in revenue for 2018, compared to U.S.$8.8 million in 2017) and Express Catering (food and beverages; U.S.$2.8 million in revenue for 2018, compared to U.S.$2.6 million in 2017).

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

On September 2, 2014, the federal government announced plans to alleviate congestion at the Mexico City International Airport by building a new international airport in Texcoco with double the capacity of the current airport. Construction began in 2015 and operations were expected to start in 2022. However, in January 2019, the new Mexican administration that took office on December 1, 2018 cancelled the construction of the Texcoco airport project and announced plans to replace it with two different airport infrastructure projects. Specifically, the new Mexican administration announced that it would seek to alleviate congestion at the existing airport by (i) converting a military air force base located in San Lucia, approximately 40 kilometers (24.9 miles) outside of Mexico City, into a commercial airport and (ii) expanding the Toluca International Airport, which is approximately 60 kilometers (37.3 miles) outside of Mexico City. There is still uncertainty about whether or when these renovations will be completed and what impact congestion may have on the existing Mexico City International Airport. This change could limit growth in the routes to and from Mexico City from our airports, as the expansion of the air force base is expected to be ready in no less than three years, and the current airport has limited availability for traffic growth.

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

Corporate Social Responsibility

Sustainability and Environmental Responsibility

Environmental Management in Mexico

We maintain an environmental management system according to ISO 14001:2015 requirements, which provides a reference point for best practices and allows us to measure environmental performance and efficiency. This system is in place and has been independently certified in all of our airports.

All of our airports in Mexico are certified under the ISO 9001:20015.

Additionally, our Master Development Programs approved for the 2015-2019 period include measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation; (ii) improvements to residual water treatment plants; and (iii) storage of hazardous and other special wastes. In 2016, 2017 and 2018, we invested Ps.77.5 million, Ps.70.5 million and Ps.37.0 million, respectively, in these projects.

In 2015, we established the following objectives for our environmental programs: (i) to reduce consumption of water per passenger; (ii) to increase the use of treated residual water; and (iii) to maintain our electricity consumption levels. The following table sets forth certain performance indicators tracked by our environmental management systems.

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31,
	2016	2017	2018
Water consumption (in cubic meters per passenger)	17.1	15.3	15.2
Energy consumption (in kilowatt hours per passenger)	2.2	2.6	1.9
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger) (1)	1.05	1.23	1.0
Hazardous waste generation (in kilograms per passenger)	0.0004	0.0008	0.0004
Special waste generation (in kilograms per passenger)	0.18	0.13	0.14

(1)	2016 figures calculated with the Emission Factor published by SEMARNAT for CFE electricity generation in 2015.

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

Accreditations

Our Aguascalientes, Guanajuato, Guadalajara, Hermosillo, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Tijuana airports are “Environmental Quality” certified by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente), or “PROFEPA”. Also, our Aguascalientes and Guadalajara airports are certified on the higher level of “Environmental Performance” by PROFEPA. During 2019, we expect to obtain the “Environmental Quality” certification at our Los Cabos and Puerto Vallarta airports.

Our Puerto Vallarta airport has Level 2 Airport Carbon Accreditation (“ACA”) from the Latin America and Caribbean Region of the Airports Council International (the “ACI-LAC”) and our Tijuana airport has a Level 1 ACA from the ACI-LAC. We expect that our Los Mochis airport and Aguascalientes airport will respectively obtain Level 1 and Level 2 ACA from the ACI-LAC in 2019. We plan to have all of our airports enrolled in this program by 2020.

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

We provide financial aid for our employees and scholarships for our employees’ dependents. In 2016, 2017 and 2018, we invested Ps.1.6 million, Ps.1.9 million and Ps.2.1 million, respectively, in these programs.

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

Supply Chains and Sourcing

In our bidding process for suppliers, we include our code of ethics as part of the initial information package with the intention that our suppliers comply with our ethical standards. The terms and conditions of our contract with suppliers then include provisions designed to ensure that our suppliers comply with labor laws and regulations, including requirements to monitor legal and regulatory compliance in the areas of employer responsibilities and occupational health and safety.

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

In September 2014, we inaugurated the first Fundación GAP School near our Guadalajara airport. The first year began with a class of first-grade students, and we have been adding a new class each consecutive year. In 2018, we reached 300 students for grades one through five. Additionally, in 2016 we opened another school near our Los Cabos airport, which began activities with another 60 students, reaching 180 students in 2018. In 2018, we opened a third school near our Guadalajara airport, with 60 students.

Our board of directors annually reviews our donation to the foundation. For 2018, our board of directors authorized a Ps.10.0 million donation, and over past five years GAP has authorized more than Ps.50.0 million in donations. The foundation is supervised by a board of trustees, which is presided over by Mrs. Díez Barroso.

Philanthropic Efforts

•	Through the Fundación GAP schools, we provided 360 low-income families in Guadalajara and 180 low-income families in Los Cabos with an excellent free education for their children.
•

For the tenth consecutive year, we obtained the Socially Responsible Company Distinction awarded by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or “CEMEFI,” to companies committed to active and voluntary contribution to social, economic and environmental issues.

•

Fundación GAP awarded the prize “Premio Emprendedor Social Coparmex Jalisco 2018”, to Proactible, a social entrepreneur company that provides orthotics and prosthetics at affordable prices. The award is a recognition of social entrepreneurs and includes a monetary prize that varies by year. A committee from Coparmex (Confederación Patronal de la República Mexicana or the Mexican Employers’ Association) selects the finalists based on social projects. Once the finalists are selected, we select the yearly winner based on the finalists’ ability to effect the greatest social impact.

REGULATORY FRAMEWORK

Sources of Mexican Regulation

Principal Laws Governing Our Mexican Operations

The following are the principal laws, regulations and instruments (each as subsequently amended) that govern our business and the operation of our Mexican airports:

•	The Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), enacted August 4, 1934;
•	the Mexican Airport Law (Ley de Aeropuertos), enacted December 22, 1995;
•	the regulations under the Mexican Airport Law (Reglamento de la Ley de Aeropuertos), enacted February 17, 2000;
•	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;
•	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;
•	the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, and revised on an annual basis;
•	the Mexican National Assets Law (Ley General de Bienes Nacionales), enacted May 20, 2004;

•	the Mexican Securities Market Law (Ley del Mercado de Valores), enacted December 30, 2005; and
•	the concessions that entitle our subsidiaries to operate our twelve Mexican airports, which were granted on June 29, 1998, and amended on November 15, 1999.

The Mexican Airport Law and the regulations under the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities. The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, a concession granted by the SCT is required to operate, maintain and develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) any private company the principal shareholder of which is a state or municipal government; (ii) concessions granted to operators of private airports (that have operated privately for five or more years) wishing to begin operating their facilities as public service airports and complying with certain requirements; and (iii) complementary concessions granted to existing concession holders that comply with certain requirements. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.

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

Reforms to the Mexican Airport Law and Civil Aviation Law

The SCT intended to establish a new regulatory agency, expected to be authorized to monitor our activities and those of the other airport groups, enforce applicable regulations, propose amendments to concessions, set maximum rates, resolve disputes between concession holders and airport users (such as airlines) and collect and distribute information relating to the airport sector. An initiative was introduced in Mexico’s Congress on February 26, 2009, to establish such an agency and reform a substantial part of the current Mexican Airport Law, but it was rejected by the legislature on April 20, 2010. On December 14, 2011, a new bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. Among other items, the bill proposes to give the SCT additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the correct operation of civil aviation in Mexico, and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. On January 26, 2015, Congress published changes to the Mexican Airport Law and Civil Aviation Law, however, these changes are less extensive than those proposed in the 2011 bill. Among other things, the amendment includes provisions that seek to ensure a competitive market for suppliers of complementary services. The principal effect on airport concessionaires such as us is the requirement for concession holder not limit the number of providers of complementary services and fixed base operations in its airports, except for reasons of space availability, operational efficiency and safety. If a concession holder denies entry to any complementary service provider for a reason other than the above, which service provider may file a complaint with the SCT. On November 8, 2017, changes to the Mexican Airport Law took effect, which modified various regulations, primarily impacting airlines. One of the changes contemplated is the payment of indemnification for passengers delayed for longer than two hours. The new law further clarifies that the payment will be made if the airport concessionaire or airline is at fault for the delay. As of the date hereof, there is no process in place to determine who is responsible for delays. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We cannot predict how the laws and regulations governing our business will be applied.”

Federal Economic Competition Commission

As a result of certain 2013 amendments to Mexico’s Constitution, on July 6, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) went into effect, which, among other things, extinguished the former Federal Competition Commission and created the Federal Economic Competition Commission (Comisión Federal de Competencia Económica), or “COFECE,” as an autonomous agency to be the competition authority for all industries except telecommunications and broadcasting. The law grants broader powers to COFECE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities and the amount of fines that may be incurred for violations of the law, and limits the availability of legal defenses against the application of the law. If COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. As of the date of filing, COFECE has not made any determination that the services we render are considered an essential facility. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations, and decrees applicable to us could have a material adverse impact on our operations.”

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

Mexican Airport Concessions

Scope of Concessions

We hold concessions granted to us by the Mexican government to operate, maintain and develop twelve airports in the Pacific and Central regions of Mexico in accordance with the Mexican Airport Law. As authorized under the Mexican Airport Law, each of the concessions is held by our subsidiaries for an initial 50-year term, each of which terms began on November 1, 1998. This initial term of each of our Mexican concessions may be renewed for one or more terms for up to an additional 50 years, subject to the concession holder’s acceptance of any new conditions imposed by the SCT and to its compliance with the terms of its concession. Each of the concessions held by our subsidiary concession holders allows the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the regulations thereunder; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage). These assets are government-owned assets, subject to the Mexican National Assets Law. Upon expiration of a concession, these assets, together with any improvements thereto, automatically revert to the Mexican government.

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

In the event of force majeure, the SCT may impose additional regulations governing the provision of services at airports, but only to the extent necessary to address the force majeure event. The Mexican Airport Law allows the airport administrator appointed by a concession holder to suspend the provision of airport services in the event of force majeure. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The Mexican government may terminate or reacquire our Mexican concessions under various circumstances, some of which are beyond our control.”

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

Our Master Development Programs are approved by the SCT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SCT may apply sanctions if we do not so comply. Recently, the SCT has reviewed our compliance on an annual basis. The SCT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. In March 2016, 2017, 2018 and 2019 the SCT certified our compliance with our Master Development Programs through 2015, 2016, 2017 and 2018, respectively.

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

We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SCT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SCT has reviewed our maximum rates and certified that we did not collect revenues in excess of the permitted level in 2015, 2016 and 2017. The review for 2018 will take place during the second quarter of 2019. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2016, 2017 and 2018, approximately 61.9%, 66.5% and 69.6%, respectively, of our Mexican airports’ total revenues were earned from aeronautical services subject to price regulation under our maximum rates (75.0%, 75.4% and 75.4%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2019, the daily general minimum wage in Mexico was Ps.102.68. As a result, the maximum penalty at such date could have been approximately Ps.5.1 million (approximately U.S.$261.5 thousand) per airport.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the general daily minimum wage in Mexico may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2019, was Ps.20.5 million (U.S.$1.1 million) for an individual failure to comply.

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

During 2018, a new carbon dioxide (“CO2”) market will commenced operating in Mexico. The market will require that industries that generate above a certain amount of CO2 emissions, including airport concession owners, pay for rights to excess emissions. Commencing in 2019, the legislation requires that companies subject to it report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). We are subject to this legislation, and began reporting our emissions in 2018. In 2019, we will begin submitting our emissions reports for verification by the Mexican Emissions Registry. In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. For more information see “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Increased environmental regulation and enforcement in Mexico may affect us.”

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

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. We expect this trend to continue and expect additional norms to be imposed by the North American Agreement on Environmental Cooperation entered into by Canada, the United States and Mexico in the context of USMCA, as well as by other international treaties on environmental matters. We do not expect that compliance with Mexican federal, state or municipal environmental laws currently in effect will have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

Mexican Safety Regulation

Our aeronautical operations are subject to national and international regulations regarding maintaining acceptable safety standards. Compliance with these safety regulations is overseen by the Mexican Directorate General of Civil Aviation, which conducts audits and inspections of each of our Mexican airports.

In 2013, the Mexican Government issued a Mexican Official Standard (Norma Oficial Mexicana), which created an obligation to implement the ICAO’s Safety Management System (“SMS”). The SMS is a systematic approach to managing safety, including the necessary organizational structures, accountabilities, policies and procedures. The ICAO encourages various types of product and service providers that design, manufacture, operate or support the operation of aircrafts to implement this system. The Civil Aviation Authority can bring administrative proceedings against providers that do not comply with SMS regulations, and it also has the power to impose a variety of sanctions or close non-complying facilities.

We began implementing this system as soon as the standard was issued. In 2015, after two years of work and having completed four stages, we obtained SMS certification for the Puerto Vallarta, Los Cabos and Tijuana airports, which were the first three airports to receive SMS certification in Mexico. In 2016 and 2017, we obtained SMS certification for each of our other Mexican airports. Currently, twelve of the sixteen SMS-certified airports are our airports.

In addition, the ICAO provides certification based on compliance with safety, regulatory and efficiency standards for aircraft operations at aerodromes and ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. Eleven of our twelve airports have obtained ICAO aerodrome certification. Currently, Guadalajara airport has completed three of five phases of the certification procedure. We expect to complete the remaining phases and obtain the certification for Guadalajara airport in 2019.

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

In 1974, the Airports Authority Act transferred to the AAJ, an independent government agency, the concessions for Jamaica’s two international airports – the Montego Bay and Kingston airports. The AAJ continues to own both airports, but has divested operational responsibility for the Montego Bay and Kingston airports  through public bidding processes in 2003 and 2017, respectively.

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

Jamaican Airport Concession Agreements

On April 3, 2003, MBJA entered into a 30-year concession agreement with the AAJ, which began on April 12, 2003, to operate the Montego Bay airport. MBJA pays both monthly and annual concession taxes to the Jamaican government to allow it to use and develop the assets subject to the concession. On October 10, 2018, PACKAL entered into a 25-year concession agreement with the AAJ, with a single possible five-year extension, to operate the Kingston airport. PACKAL will pay a monthly concession fee of 62.01% of total aeronautical and non-aeronautical revenues to the Jamaican government to allow it to use and develop the assets.  At the end of each concession’s term, MBJA and PACKAL, respectively, will transfer these concession assets back to the AAJ. See “Item 5, Operating and Financial Review and Prospects – Overview – Operating Costs – Concession Taxes – Jamaican Concession Taxes.”

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

ORGANIZATIONAL STRUCTURE

We have seventeen subsidiaries in Mexico: one operating subsidiary for each of our twelve Mexican airports; two subsidiaries (SIAP and CORSA) that provide administrative and operational services; one subsidiary (PCP) that provides parking services across our twelve Mexican airports; one non-profit foundation (Fundación GAP); and one operating subsidiary, (ADP), for hotel infrastructure and other commercial services that has thus far remained inactive. We have one Spanish subsidiary (DCA) that holds our 74.5% stake in our Jamaican operating subsidiary (MBJA) for the Montego Bay airport, and one Jamaican subsidiary, PAC Kingston Airport Limited (“PACKAL”), that holds our concession for the Kingston airport since September 2018. We also have a holding company subsidiary in Brazil, GA del Pacífico Participações do Brasil LTDA, established in 2010 but thus far remaining inactive and with no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2018:

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holder of concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holder of concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holder of concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holder of concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holder of concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holder of concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holder of concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holder of concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holder of concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holder of concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holder of concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holder of concession for Manzanillo International Airport
Desarrollo de Concesiones Aeroportuarias, S.L.U.	Spain	100%	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited	Jamaica	74.5%	Holder of concession for Montego Bay International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Provider of car parking administration services to our other subsidiaries
GA del Pacífico Participações do Brasil LTDA	Brazil	100%	Holding company for other acquisitions ( incorporated in 2010; not operational through the date of this filing )
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit company incorporated in 2013 to manage charitable donations and social welfare activities
Aerocomercializadora del Pacifico, S.A. de C.V.	Mexico	100%	Hotel infrastructure operation and other commercial services (not operational through the date of this filing)
PAC Kingston Airport Limited (PACKAL)	Jamaica	100%	Holder of concession for Kingston International Airport (not operational through the date of this filing)

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

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements prepared in accordance with IFRS, as issued by IASB, and the notes to those financial statements, which are included elsewhere in this annual report. It does not include all of the information included in our audited consolidated financial statements. You should read our audited consolidated financial statements to gain a better understanding of our business and our historical results of operations.

OVERVIEW

We operate twelve airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government and one airport in Jamaica pursuant to a concession granted by the Jamaican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2016, 2017 and 2018, approximately 63.4%, 67.0% and 67.3%, respectively, of our total revenues were derived from aeronautical services (in 2016, 2017 and 2018, aeronautical services represented 74.6%, 74.9% and 74.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT and JCAA, respectively. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

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

Fluctuation of the Peso

Because tariffs in Mexico are invoiced taking into account the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession and may require us to issue rebates to airline customers to avoid exceeding our maximum rates. As long as we are able to ensure that our revenues do not exceed our maximum rates, a depreciation in the peso has a positive effect on our revenues from a commercial and aeronautical operations perspective while an appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and some of our contracts with commercial services providers are denominated in U.S. dollars, but only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation in the peso against the U.S. dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. See “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

In 2016, the peso depreciated, reaching Ps.20.66 per U.S. dollar on December 31, 2016. In 2017, the peso appreciated, reaching Ps.19.74 per U.S. dollar on December 31, 2017. In 2018, the peso/U.S. dollar exchange rate fluctuated, reaching a appreciation to Ps.19.66 per U.S. dollar on December 31, 2018. On April 12, 2019, the exchange rate was Ps.18.84 per U.S. dollar.

Kingston Airport Concession

On February 20, 2017, the Government of Jamaica issued an invitation to prepare and submit a prequalification application to participate in a bidding process for a public private partnership to operate the Norman Manley International Airport in Kingston, Jamaica. We timely submitted our prequalification application and, after participating in a competitive bidding process with seven other international airport operators, we were selected for the concession.

On October 10, 2018, PAC Kingston Airport Limited, a subsidiary of ours, signed a concession agreement with the AAJ, a statutory body established under the Airports Authority Act, to operate, administer and develop the Norman Manley International Airport in the city of Kingston, Jamaica.  The rights and obligations of the parties under the concession agreement are subject to the satisfaction of certain conditions precedent, and the parties will endeavor to complete these conditions precedent within 12 months of the execution date.

Under the concession agreement, in the period between execution and commencement, the AAJ cannot enter into certain material transactions, sell certain assets belonging to the airport or make certain changes that would affect employees and employee compensation unless it obtains our prior written consent .  Starting on the commencement date, the AAJ will grant us the exclusive right to carry out the airport improvements and enhancements set forth in the agreement, operate the airport, and collect and receive the aeronautical revenues and the non-aeronautical revenues resulting from such services. In exchange for the concession, we paid the IFC U.S.$2.1 million on November 7, 2018, and must pay the AAJ a concession fee equal to 62.01% of the airport’s gross revenues as well as an additional U.S.$5.0 million before commencing operations.   Subject to the additional U.S.$5.0 million payment to the AAJ and certain customary conditions precedent, we will begin operating and managing the Kingston airport in the last quarter of 2019.

Our operation of the airport business is contingent on our ability to meet certain performance, satisfaction and environmental standards.  Our failure to meet such standards may require us to pay certain damages to the AAJ or could lead to termination of the concession agreement.

In addition, the concession agreement allows the AAJ to terminate the concession agreement under certain circumstances, including certain events of default, a force majeure event and certain material adverse government actions, all as defined in the concession agreement. The term of the concession agreement is twenty-five years and may be extended for an additional 5-year period. The concession agreement is governed by and construed in accordance with the laws of Jamaica.

Issuance of Bond Certificates

On March 29, 2019, we issued Ps.3.0 billion in new “GAP 19” debt securities on the Mexican market.  Proceeds from the issuance were allocated to finance the investments set forth in our Master Development Programs for 2019 and 2020.  Interest is payable every 28 days at a variable rate of TIIE-28 plus 45 basis points. Principle on these bond certificates will be due at maturity on March 22, 2024.

Passenger and Cargo Volumes

Volumes in Mexico

The majority of the passenger traffic volume in our Mexican airports is made up of domestic passengers. In 2016, 2017 and 2018, approximately 63.1%, 62.9% and 64.1% of the terminal passengers using our Mexican airports were domestic. The total number of domestic terminal passengers for 2018 increased 13.2% as compared to 2017, and the total number of domestic terminal passengers in 2017 increased 11.3% as compared to 2016. In addition, of the international passengers traveling through our Mexican airports, approximately 88.1% traveled on flights originating in or departing to the United States during 2018, as compared to 88.8% and 89.3% in 2017 and 2016, respectively. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2018, we had 40.5 million terminal passengers (26.0 million domestic and 14.5 million international), of which 94.7 thousand were on general aviation flights, and an additional 146.9 thousand were transit passengers. Approximately 33.2% of our transit passengers were handled at Tijuana International Airport.

During 2018, the CBX served 2.3 million passengers, who are considered domestic passengers under our internal recording system but are reported as international passengers for market disclosure purposes. Therefore, the proportion of international passengers was 28.9% in our Tijuana airport.

Volumes in Jamaica

The majority of the passenger traffic volume in Jamaica is made up of international passengers. In 2018, approximately 98.0% of the terminal passengers using the Montego Bay airport were international. Additionally, of the international passengers traveling through the Montego Bay airport, approximately 64.0% traveled on flights originating in or departing to the United States during 2018. Accordingly, MBJA’s results of operations are influenced strongly by international and U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume are beyond our control.

In 2018, we had approximately 4.5 million terminal passengers, of which approximately 16.0 thousand were on general aviation flights and an additional 55.0 thousand were transit passengers.

The following table sets forth certain operating and financial information relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2016		2017		2018
Macroeconomic indicators:
Change in Mexican GDP (1)		2.3%		2.1%		2.0%
Change in Mexican CPI (2)		3.4%		6.8%		4.8%
Change in U.S. GDP (3)		1.6%		2.3%		2.6%
Change in U.S. CPI (4)		2.1%		2.1%		1.9%
Passenger volumes (thousands of passengers) (5) :
Domestic terminal passengers in Mexico		20,608.0		22,932.8		25,951.3
International terminal passengers in Mexico		12,039.3		13,550.2		14,514.2
Mexican total terminal passengers		32,647.4		36,483.0		40,465.5
Domestic terminal passengers in Jamaica		8.7		8.9		8.5
International terminal passengers in Jamaica		3,892.9		4,216.7		4,474.0
Jamaican total terminal passengers		3,901.6		4,225.6		4,482.5
Total terminal passengers (thousands)		36,549.0		40,708.6		44,948.0
Cargo volumes (thousands of cargo units) (5) :
Cargo units in Mexico		1,933.2		2,029.3		2,138.2
Cargo units in Jamaica		69.1		69.1		74.8
Total cargo units		38,551.3		42,807.0		47,160.9
Other operating and financial information:
Change in total terminal passengers		20.5%		11.4%		10.4%
Change in total workload units		19.9%		11.0%		10.2%
Aeronautical revenues (millions of pesos)	Ps.	7,037.9	Ps.	8,280.5	Ps.	9,499.1
Change in aeronautical revenues		29.9%		17.7%		14.7%
Aeronautical revenues per workload unit	Ps.	182.3	Ps.	193.4	Ps.	201.4
Change in aeronautical revenues per workload unit		8.3%		6.0%		4.1%
Non-aeronautical revenues (millions of pesos)	Ps.	2,393.6	Ps.	2,772.9	Ps.	3,183.5
Change in non-aeronautical revenues		29.4%		15.8%		14.8%
Non-aeronautical revenues per terminal passenger	Ps.	65.5	Ps.	68.1	Ps.	70.8
Change in non-aeronautical revenues per terminal passenger		7.4%		4.0%		4.0%

(1)	In real terms, as reported by INEGI.
(2)	As reported by INEGI.
(3)	In real terms, as reported by the U.S. Bureau of Economic Analysis.
(4)	As reported by the U.S. Bureau of Labor Statistics.
(5)

Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.

Classification of Revenues

We classify our revenues into three categories: (i) revenues from aeronautical services; (ii) revenues from non-aeronautical services; and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2016, 2017 and 2018, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 63.4%, 67.0% and 67.3%, respectively, of total revenues. In 2016, 2017 and 2018, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 21.5% 22.4% and 22.5%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 74.6% and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2016, 74.9% and 25.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2017, and 74.9% and 25.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2018. In 2016, 2017 and 2018, revenues from improvements to concession assets accounted for 15.1%, 10.6% and 10.2%, respectively, of our total revenues.

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

Aeronautical Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2016			2017			2018
	Amount		Percent	Amount		Percent	Amount		Percent
		(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	5,763.0	81.9%	Ps.	6,750.8	81.5%	Ps.	7,752.8	81.6%
Aircraft landing charges		518.4	7.4		681.1	8.2		783.1	8.2
Aircraft parking charges		111.8	1.6		133.9	1.6		155.6	1.6
Airport security charges		161.0	2.3		181.3	2.2		207.4	2.2
Passenger walkway charges		31.2	0.4		34.8	0.4		36.7	0.4
Leasing of space to airlines		123.2	1.8		133.4	1.6		148.9	1.6
Revenues from complementary service providers (1)		329.3	4.7%		365.2	4.4%		414.6	4.4%
Total Aeronautical Revenues	Ps.	7,037.9	100.0%	Ps.	8,280.5	100.0%	Ps.	9,499.1	100.0%
Other Information:
Total workload units (millions) (2)		38.6			42.8			47.2
Total aeronautical revenues per workload unit	Ps.	182.3		Ps.	193.5		Ps.	201.4
Change in aeronautical revenues (3)			29.9%			17.7%			14.7%
Change in total aeronautical revenues per workload unit (3)			8.3%			6.1%			4.1%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(2)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. We earn passenger charges from each departing passenger at our airports (except certain exclusions in each of Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2016, 2017 and 2018, passenger charges represented 81.9%, 81.5% and 81.6%, respectively, of our aeronautical services revenues and 51.9%, 54.6% and 54.9%, respectively, of our total revenues (in 2016, 2017 and 2018, passenger charges represented 61.1%, 61.1% and 61.1%, respectively, of the sum of aeronautical and non-aeronautical revenues).

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2016		2017		2018
	Passengers	% change	Passengers	% change	Passengers	% change
	(in thousands, except percentages)
Guadalajara	5,254.4	16.4%	5,944.1	13.1%	6,604.0	11.1%
Tijuana	3,016.2	30.3	3,379.4	12.0	3,726.4	10.3
Los Cabos	2,093.7	16.2	2,425.3	15.8	2,591.1	6.8
Puerto Vallarta	1,985.8	13.4	2,212.7	11.4	2,334.2	5.5
Montego Bay	1,948.2	45.9	2,105.8	8.1	2,236.2	6.2
Guanajuato	832.6	14.8	953.3	14.5	1,140.7	19.7
Hermosillo	726.5	17.5	780.2	7.4	836.0	7.2
Mexicali	339.1	20.2	382.3	12.7	543.1	42.1
La Paz	411.3	23.0	414.5	0.8	449.4	8.4
Aguascalientes	336.7	9.2	367.9	9.3	423.1	15.0
Morelia	259.2	13.1	298.6	15.2	358.7	20.1
Los Mochis	170.3	20.5	170.3	(0.0)	168.1	(1.2)
Manzanillo	93.9	(0.3)	88.6	(5.6)	82.9	(6.4)
Total	17,467.9	20.9%	19,523.0	11.8%	21,494.0	10.1%

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

For the period from January 1, 2015 until December 31, 2019, the efficiency factor is 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican PPI), increased 2.0% in 2015, decreased 0.7% in 2016 and decreased 0.7% in 2017, mainly as a result of the efficiency factor. At the same time, the Mexican PPI, excluding petroleum, increased by 10.3%, 4.4% and 6.8% in 2016, 2017 and 2018, respectively. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased 9.6% in 2016, increased 3.8% in 2017 and increased 6.2% in 2018. The total workload units at our Mexican airports were 34.6 million, 38.5 million and 42.6 million in 2016, 2017 and 2018, respectively, representing an increase of an increase of 17.6% in 2016, an increase of 11.3% in 2017 and an increase of 10.6% in 2018. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2016, 2017 and 2018, average aeronautical revenues per workload unit were Ps.182.3, Ps.193.4 and Ps.201, respectively, which represented an increase of 8.3%, an increase of 6.0% and an increase of 4.0% in 2016, 2017 and 2018, respectively. The increase in 2016, 2017 and 2018 resulted mainly from increases in traffic and tariffs due to adjustments for inflation.

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

The system of price regulation applicable to MBJA’s aeronautical revenues establishes maximum rates in U.S. dollars for a five-year period for charges levied on airlines and passengers using a price cap mechanism. Permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges, must be granted by the JCAA. The airport charges were established with the concession on April 12, 2003. The first review period was concluded in November 2014 with the determination of new charges effective April 1, 2015. For example, maximum passenger charges increased from U.S.$8.50 to U.S.$19.34 per departing passenger. Thereafter, regulated aeronautical charges will be reviewed every five years, with charges adjusted on an annual basis according to the U.S. CPI. Aeronautical charges were adjusted by  1.13% and 2.2% in 2017 and 2018, respectively. Charges will be adjusted by 2.5% beginning January 2019. See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s maximum regulated charges and the procedures for setting maximum regulated charges for future periods.

Non-Aeronautical Revenues

Non-aeronautical services historically generate a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 21.5%, 22.4% and 22.5% of total revenues in 2016, 2017 and 2018, respectively. Non-aeronautical revenues per terminal passenger were Ps.65.5, Ps.68.1 and Ps.70.9 in 2016, 2017 and 2018, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation systems.

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

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Revenues

	Year ended December 31,
	2016			2017			2018
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Businesses operated by third parties:
Leasing of space (1)	Ps.	177.1	7.4%	Ps.	203.5	7.3%	Ps.	229.1	7.2%
Car rentals		198.7	8.3		234.8	8.5		310.3	9.7
Food and beverage operations		220.5	9.2		276.3	10.0		337.0	10.6
Retail operations		269.3	11.3		314.9	11.4		345.0	10.8
Duty-free operations		348.9	14.6		397.6	14.3		468.3	14.7
Timeshare operators		173.5	7.2		186.9	6.7		196.5	6.2
Ground transportation		131.3	5.5		120.2	4.3		129.5	4.1
Communications and financial services		49.2	2.1		69.9	2.5		81.7	2.6
Other		46.5	1.9		92.9	3.4		56.8	1.8
Total businesses operated by third parties:		1,615.0	67.5%		1,897.0	68.4%		2,154.2	67.7%
Businesses operated directly by us:
Car parking charges		254.1	10.6		277.2	10.0		320.6	10.1
Advertising		156.5	6.5		154.6	5.6		177.9	5.6
VIP lounges		112.0	4.7		154.7	5.6		222.7	7.0
Convenience stores		93.8	3.9		89.2	3.2		107.2	3.4
Total businesses operated directly by us:		616.4	25.8		675.7	24.4		828.4	26.0
Recovery of costs (2)		162.2	6.8		200.2	7.2		200.9	6.3
Total non-aeronautical revenues	Ps.	2,393.6	100.0%	Ps.	2,772.9	100.0%	Ps.	3,183.5	100.0%
Other Information:
Total terminal passengers (millions)		36.5			40.7			44.9
Non-aeronautical revenues per terminal passenger	Ps.	65.6		Ps.	68.1		Ps.	70.9
Change in non-aeronautical revenues per terminal passenger (year-on-year)			7.4%			3.9%			4.1%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

In 2018, revenues from non-aeronautical services in our airports accounted for 22.5% of the total revenues generated by our airports (in 2018, non-aeronautical revenues represented 25.1% of the sum of aeronautical and non-aeronautical revenues). While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2016 to 2018), except in the years in which the maximum tariffs are reset. In the last year, non-aeronautical revenues per terminal passenger increased 4.1% (from Ps.68.1 in 2017 to Ps.70.9 in 2018, during which time the number of terminal passengers increased 10.9%).

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
•

the exchange rate between the Mexican peso and the U.S. dollar. This exchange rate affects our contracts that are denominated in U.S. dollars, which mainly consist of lease contracts for timeshare developers, car rentals, duty-free operations and certain lease contracts for food and beverages and retail operations.

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

Approximately 98.4% of the contracts with third-party tenants that could be arranged as royalty-based have already been executed under those conditions (representing approximately 87.8% of our total non-aeronautical revenues). Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

During 2016, 2017 and 2018, non-aeronautical revenues were Ps.2,393.6 million, Ps.2,772.9 million and Ps.3,183.5, respectively, representing an increase of 15.8% in 2017 and an increase of 14.8% in 2018. During 2018, non-aeronautical revenues increased more than terminal passengers, which increased 10.9%. In 2018, non-aeronautical revenues per terminal passenger increased from Ps.68.1 per passenger in 2017 to Ps.70.9 per passenger in 2018, representing an increase of 4.1% from 2017 to 2018.

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

Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. In 2016, we recognized Ps.1,676.0 million in revenues from improvements to concession assets. This represented an increase of 99.9% as compared to 2015, due to higher investment commitments under our Master Development Programs. During 2016, MBJA recognized Ps.14.3 million in revenues from improvements to concession assets. In 2017, we recognized Ps.1,312.5 million in revenues from improvements to concession assets. This represented a decrease of 21.7% as compared to 2016, which was the year with the highest committed investment under the Master Development Programs for 2015-2019. During 2017, MBJA recognized Ps.66.1 million in revenues from improvements to concession assets. During 2018, we recognized Ps.1,440.2 million in revenues from improvements to concession assets. This represented an increase of 9.7% as compared to 2017, due to higher investment commitments under our Master Development Programs. During 2018, MBJA recognized Ps.546.0 million in revenues from improvements to concession assets.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2016		2017		2018
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	584.6	Ps.	663.4	Ps.	773.6	16.6%
Maintenance		346.8		505.3		528.9	4.6%
Safety, security and insurance		282.3		317.0		386.1	21.8%
Utilities		222.9		278.9		335.0	20.1%
Other		345.8		345.8		430.1	24.4%
Total cost of services		1,782.4		2,110.4		2,453.7	16.3%
Technical assistance fees		301.8		357.5		411.5	15.1%
Concession taxes		764.3		944.2		1,076.4	14.0%
Depreciation and amortization:
Depreciation (1)		300.9		324.5		400.2	17.3%
Amortization (2)		1,047.5		1,119.1		1,169.4	6.1%
Total depreciation and amortization		1,348.4		1,443.6		1,569.6	8.7%
Other income - net		(0.3)		(83.9)		(73.2)	(12.8)%
		4,196.7		4,771.7		5,438.0	14.0%
Cost of improvements to concession assets		1,676.0		1,312.5		1,440.2	9.7%
Total operating costs	Ps.	5,872.7	Ps.	6,084.2	Ps.	6,878.2	13.0%
Other Information:
Total workload units (thousands) (3)		38,551.2		42,806.9		47,160.9	10.2%
Cost of services per workload unit	Ps.	46.2	Ps.	49.3	Ps.	52.0	5.5%
Cost of services / the sum of aeronautical and non-aeronautical revenues (4)		18.9%		19.1%		19.3%

(1)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(2)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

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

Our cost of services per workload unit was Ps.46.2 in 2016, Ps.49.3 in 2017 and Ps.52.0 in 2018, an increase of 6.6% from 2016 to 2017 and an increase of 5.5% from 2017 to 2018. In 2018, cost of services increased by 16.3%, while total workload units increased by 10.2%. Cost of services increased by Ps.343.2 million, or 16.3%, primarily due to an increase in employee costs of Ps.110.2 million, maintenance costs of Ps.23.5 million, utilities of Ps.56.1 million and safety and security costs of Ps.69.1 million. Cost of services increased by Ps.295.3 million for our Mexican airports, which was mainly due to a Ps.17.7 million increase in maintenance, a Ps.104.9 million increase in employee costs, a Ps.48.4 million increase in utilities and a Ps.57.2 million increase in safety, security and insurance costs. Cost of services at the Montego Bay airport increased by Ps.48.0 million, mainly due to a Ps.7.7 million increase in utilities, a Ps.5.4 million increase in employee costs, a Ps.5.9 million increase in maintenance costs, a Ps.11.8 million increase in safety, security and insurance costs, and a Ps.17.2 million increased in other costs. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased by 30 basis points from 56.8% in 2017 to 57.1% in 2018.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated income from operations, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. In 2016, 2017 and 2018, this fee was Ps.301.8 million, Ps.357.5 million and Ps.411.5 million, respectively.

Technical Assistance Fees in Jamaica

Prior to our acquisition of DCA, MBJA had a technical assistance agreement with Vantage, under which Vantage provided management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This technical assistance agreement expired in 2015 and was not renewed.

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

In 2016, 2017 and 2018, this tax amounted to Ps.389.5 million, Ps.461.2 million and Ps.533.5 million, respectively.

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

According to the Concession Agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan or other payment to MBJA’s shareholders. To date, MBJA’s IRR Hurdle has not been reached; the aggregate as of December 2018 was of 17.0%.

The concession fee applied in 2016 was U.S.$2.75 per workload unit serviced. In 2016, the sum of these monthly and annual concession fees was Ps.374.8 million. The concession fee applied in 2017 was U.S.$2.88 per workload unit serviced. In 2017, the sum of these monthly and annual concession fees was Ps.483.0 million. The concession fee applied in 2018 was U.S.$2.87 per workload unit serviced. In 2018, the sum of these monthly and annual concession fees was Ps.542.9 million.

The additional concession fee for the concession year ending March 2017, March 2018 and March 2019 was U.S.$11.1 million, U.S.$14.4 million and U.S.$15.9 million, respectively.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs. In 2016, we did not write off any amounts. In 2017, these write-offs totaled Ps.23.5 million. In 2018, we did not write off any amounts. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

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

Our effective tax rates in 2016, 2017 and 2018 were 27.4%, 23.3% and 26.7%, respectively.

In 2018, our effective tax rate increased 340 basis points as compared to 2017, resulting from a Ps.160.5 million decrease in the deferred tax benefits as a result of 4.8% inflation in 2018, versus 6.8% in 2017. These changes were offset by an increase in our current tax expense by Ps.267.9 million, resulting from an increase in our earnings before income taxes of 13.5%.

In 2017, our effective tax rate decreased 410 basis points as compared to 2016, resulting from an increase in our deferred tax benefits due to higher inflation in 2017.

In 2016, our effective tax rate increased 400 basis points as compared to 2015, resulting from an increase in our current tax expense derived from an increase in our earnings before income taxes of 27.7%. We paid Ps.1,445.9 million, Ps.1,820.4 million and Ps.2,263.4 million in corporate taxes in 2016, 2017 and 2018, respectively, representing 31.3%, 29.5% and 32.3%, of our earnings before taxes.

Taxation in Mexico

Beginning in 2014, significant changes to tax laws applicable in Mexico came into force, with substantial effects for Mexican taxpayers (as published in the Official Gazette on December 11, 2013, the “2014 Fiscal Reform”).

The principal change to affect our business from the 2014 Fiscal Reform was the effect on our deferred income taxes caused by the reform to the Income Tax Law, by which the income tax rate was prospectively increased from 28% to 30%. The new income tax rate will apply to all of our Mexican entities except for those entities with operations located on the Mexican side of the border with the United States, which will be subject to an income tax rate of 20% for the next two years pursuant to the Decree for Fiscal Incentives in the Northern Border Region (Decreto de Estímulos Fiscales Región Fronteriza Norte).

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

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes, which resulted in our ability to recover tax on assets previously determined to be unrecoverable, and our financial projections for 2008 to 2017, we recognized Ps.354.9 million in 2007 associated with a previously paid recoverable tax on assets. In 2016, we decreased the recoverable tax on assets by Ps.2.6 million and Ps.48.1 million were recovered. In 2017, we decreased the recoverable tax on assets by Ps.7.6 million and Ps.46.6 million were recovered. During 2018, we recovered the remaining Ps.25.3 million of the amount recognized in 2007, and believe no additional asset tax credit carryforward is recoverable.

Taxation in Jamaica

Jamaican companies, including MBJA, are required to pay corporate income tax on taxable profit, employer taxes on certain employee costs and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if any dividends are paid to shareholders in the subsequent fiscal years, based on a prescribed formula. In 2016, 2017, and 2018, MBJA incurred U.S.$7.9 million (Ps.148.0 million), U.S.$8.4 million (Ps.158.6 million) and U.S.$9.3 million (Ps.179.9 million), respectively, in corporate income tax liabilities.

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

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted to Ps.5.0 million in 2016, Ps.6.1 million in 2017 and Ps.7.2 million in 2018.

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

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2016	2017	2018
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar (1)	20.2%	(4.5)%	(0.3)%
Mexican inflation rate (2)	3.4%	6.8%	4.8%
U.S. inflation rate (3)	2.1%	2.1%	1.9%
Increase in Mexican GDP (4)	2.3%	2.1%	2.0%

(1)

Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.20.6640 per U.S.$1.00 as of December 31, 2016, Ps.19.7350 per U.S.$1.00 as of December 31, 2017 and Ps.19.6829 per U.S.$1.00 as of December 31, 2018.

(2)	Based on changes in the Mexican CPI from the previous period, as reported by INEGI. The Mexican CPI at year-end was 92.039 in 2016, 98.273 in 2017 and 103.019 in 2018.
(3)	As reported by the U.S. Bureau of Labor Statistics.
(4)	Estimated as reported by INEGI.

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

•

Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2016, 2017 and 2018, we collected passenger charges from airlines within an average period of 53, 52 and 57 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SCT at least three times. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S. dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

•

Non-aeronautical revenues. In addition, some of our non-aeronautical revenue contracts are denominated and invoiced in U.S. dollars; however, some of them are collected in Mexican pesos. Consequently, an appreciation of the peso against the U.S. dollar would cause declines in our revenues from these U.S. dollar-denominated contracts.

Results of Operations by Subsidiary

Historically, our most profitable airports have been our Guadalajara, Los Cabos, Montego Bay and Puerto Vallarta international airports, which handle the majority of our international passengers. We determine profitability per airport by dividing income from operations at each airport by total revenues for that airport. Operating margins at our Tijuana airport historically have been lower than at our other principal airports because the maximum rates applicable to aeronautical services provided at our Tijuana airport are lower than those applicable to our other principal airports. This results from the amortization of our concession relative to the level of revenues being much higher at our Tijuana airport than at our other principal airports because the original concession value assigned to Tijuana International Airport was proportionately higher.

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations

		Year ended December 31,
	2016		2017		2018
		(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	2,039,875	Ps.	2,426,289	Ps.	2,824,677
Non-aeronautical services		565,381		645,997		796,739
		2,605,256		3,072,286		3,621,416
Improvements to concession assets (1)		521,056		326,198		110,415
Total revenues		3,126,312		3,398,484		3,731,831
Total costs		1,391,119		1,325,993		1,277,072
Costs of operations (2)		565,490		659,359		769,019
Cost of improvements to concession (1)		521,056		326,198		110,415
Depreciation and amortization		268,391		295,445		310,882
Other (income) expense		36,182		44,992		86,756
Income from operations		1,735,193		2,072,491		2,454,759
Operating margin (3)		55.50%		60.98%		65.78%
Tijuana:
Revenues:
Aeronautical services	Ps.	974,023	Ps.	1,158,896	Ps.	1,344,122
Non-aeronautical services		265,700		304,023		326,214
		1,239,723		1,462,919		1,670,337
Improvements to concession assets (1)		376,290		203,664		100,986
Total revenues		1,616,013		1,666,583		1,771,323
Total costs		850,085		782,618		728,956
Costs of operations (2)		285,424		347,487		364,605
Cost of improvements to concession (1)		376,290		203,664		100,986
Depreciation and amortization		153,644		161,892		180,904
Other (income) expense		34,727		69,576		82,460
Income from operations		765,928		883,965		1,042,367
Operating margin (3)		47.40%		53.04%		58.85%
Los Cabos:
Revenues:
Aeronautical services	Ps.	895,586	Ps.	1,111,293	Ps.	1,244,106
Non-aeronautical services		520,347		618,468		698,891
		1,415,933		1,729,761		1,942,997
Improvements to concession assets (1)		189,625		222,106		346,956
Total revenues		1,605,558		1,951,866		2,289,954
Total costs		712,178		780,029		1,017,773
Costs of operations (2)		305,844		351,195		403,660
Cost of improvements to concession (1)		189,625		222,106		346,956
Depreciation and amortization		188,376		201,241		217,858
Other (income) expense		28,333		5,488		49,299
Income from operations		893,380		1,171,837		1,272,180
Operating margin (3)		55.64%		60.04%		55.55%

	Year ended December 31,
	2016		2017		2018
		(thousands of pesos, except percentages)
Montego Bay:
Revenues:
Aeronautical services	Ps.	1,169,114	Ps.	1,290,079	Ps.	1,419,674
Non-aeronautical services		438,575		496,477		543,878
		1,607,689		1,786,556		1,963,552
Improvements to concession assets (1)		14,343		66,131		545,959
Total revenues		1,622,032		1,852,687		2,509,511
Total costs		1,108,756		1,287,224		1,866,797
Costs of operations (2)		759,330		876,232		986,266
Cost of improvements to concession (1)		14,343		66,131		545,959
Depreciation and amortization		333,924		344,861		354,963
Other (income) expense		1,159		—		(20,391)
Income from operations		513,276		565,463		642,714
Operating margin (3)		31.64%		30.50%		25.61%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	828,073	Ps.	989,137	Ps.	1,088,417
Non-aeronautical services		313,309		371,939		399,427
		1,141,382		1,361,076		1,487,844
Improvements to concession assets (1)		109,902		101,235		40,330
Total revenues		1,251,284		1,462,310		1,528,174
Total costs		521,331		599,102		585,623
Costs of operations (2)		247,727		311,346		352,589
Cost of improvements to concession (1)		109,902		101,235		40,330
Depreciation and amortization		139,500		142,763		153,230
Other (income) expense		24,202		43,758		39,474
Income from operations		729,953		863,209		942,551
Operating margin (3)		58.34%		59.03%		61.68%
Guanajuato:
Revenues:
Aeronautical services	Ps.	318,144	Ps.	386,726	Ps.	484,799
Non-aeronautical services		91,680		116,686		148,119
		409,824		503,412		632,918
Improvements to concession assets (1)		92,516		122,133		16,244
Total revenues		502,340		625,545		649,162
Total costs		251,268		313,181		241,125
Costs of operations (2)		100,332		128,660		149,389
Cost of improvements to concession (1)		92,516		122,133		16,244
Depreciation and amortization		47,960		52,835		61,072
Other (income) expense		10,460		9,553		14,419
Income from operations		251,072		312,364		408,037
Operating margin (3)		49.98%		49.93%		62.86%

	Year ended December 31,
	2016		2017		2018
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	245,090	Ps.	272,941	Ps.	306,118
Non-aeronautical services		68,399		62,481		82,922
		313,489		335,422		389,040
Improvements to concession assets (1)		133,963		174,769		47,541
Total revenues		447,452		510,191		436,581
Total costs		294,530		367,355		283,006
Costs of operations (2)		103,514		113,887		142,377
Cost of improvements to concession (1)		133,963		174,769		47,541
Depreciation and amortization		49,111		59,241		72,635
Other (income) expense		7,942		19,459		20,452
Income from operations		152,922		142,836		153,575
Operating margin (3)		34.18%		28.00%		35.18%
Other Airport Subsidiaries (4) :
Revenues:
Aeronautical services	Ps.	568,015	Ps.	645,162	Ps.	787,242
Non-aeronautical services		129,681		152,133		180,517
		697,696		797,294		967,759
Improvements to concession assets (1)		238,342		96,256		231,771
Total revenues		936,038		893,551		1,199,530
Total costs		740,531		692,276		893,333
Costs of operations (2)		307,579		353,824		409,838
Cost of improvements to concession (1)		238,342		96,256		231,771
Depreciation and amortization		159,277		175,473		186,996
Other (income) expense		35,333		66,722		64,728
Income from operations		195,507		201,275		306,197
Operating margin (3)		20.89%		22.53%		25.53%
Other Subsidiaries (5) :
Revenues:
Non-aeronautical services	Ps.	532	Ps.	4,700	Ps.	6,823
Total revenues		532		4,700		6,823
Total costs		2,871		(63,591)		(15,447)
Costs of operations (2)		173,300		270,067		363,806
Depreciation and amortization		8,204		9,811		31,097
Other (income) expense		(178,633)		(343,470)		(410,350)
Income (loss) from operations		(2,339)		68,291		22,270
Total:
Revenues:
Aeronautical services	Ps.	7,037,920	Ps.	8,280,522	Ps.	9,499,154
Non-aeronautical services		2,393,604		2,772,905		3,183,532
		9,431,524		11,053,427		12,682,686
Improvements to concession assets (1)		1,676,037		1,312,491		1,440,204
Total revenues		11,107,561		12,365,918		14,122,890
Total costs		5,872,669		6,084,187		6,878,237
Costs of operations (2)		2,848,540		3,412,055		3,941,549
Cost of improvements to concession (1)		1,676,037		1,312,491		1,440,204
Depreciation and amortization		1,348,387		1,443,562		1,569,637
Other (income) expense		(295)		(83,921)		(73,152)
Income from operations		5,234,892		6,281,731		7,244,652
Operating margin (3)		47.13%		50.80%		51.30%

(1)	Corresponds to recognition of revenues and costs pursuant to IFRIC 12.
(2)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

(3)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(4)	Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports.
(5)	Other subsidiaries data reflects the results of operations of our principal holding company as well as those of our administrative, operating and car parking services providers.

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2016		2017		2018		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	7,037,920	Ps.	8,280,522	Ps.	9,499,154	14.7%
Non-aeronautical services		2,393,604		2,772,905		3,183,532	14.8%
		9,431,524		11,053,427		12,682,686	14.7%
Improvements to concession assets		1,676,037		1,312,491		1,440,204	9.7%
Total revenues		11,107,561		12,365,918		14,122,890	14.2%
Operating costs:
Cost of services		1,782,371		2,110,407		2,453,722	16.3%
Technical assistance fees		301,820		357,451		411,477	15.1%
Concession taxes		764,349		944,197		1,076,350	14.0%
Depreciation and amortization		1,348,387		1,443,562		1,569,637	8.7%
Other income		(295)		(83,921)		(73,152)	(12.8)%
Cost of improvements to concession assets		1,676,037		1,312,491		1,440,204	9.7%
Total costs		5,872,669		6,084,187		6,878,237	13.1%
Income from operations		5,234,892		6,281,731		7,244,652	15.3%
Finance income (cost)
Interest income, net		(102,138)		(198,472)		(435,716)	119.5%
Exchange gain (loss), net		(500,894)		99,083		199,683	101.5%
Net finance (cost) income		(603,032)		(99,389)		(236,033)	137.5%
Share of loss of associate		(11,728)		(10,620)		(947)	(91.1)%
Income before income taxes		4,620,132		6,171,722		7,007,672	13.5%
Income tax expense		1,266,573		1,440,641		1,869,041	29.7%
Profit for the year		3,353,559		4,731,081		5,138,631	8.6%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		773,453		(226,494)		(103,569)	(54.3)%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax		10,773		(2,602)		(161)	(93.8)%
Total comprehensive income for the year		4,137,785		4,501,985		5,034,901	11.8%
Profit for the year attributable to:
Controlling interest		3,281,884		4,649,120		5,037,368	8.4%
Non-controlling interesting		71,675		81,961		101,263	23.6%
Profit for the year		3,353,559		4,731,081		5,138,631	8.6%
Total comprehensive income for the year
Controlling interest		3,948,323		4,451,659		4,936,526	10.9%
Non-controlling interesting		189,462		50,326		98,375	95.5%
Total comprehensive income for the year		4,137,785		4,501,985		5,034,901	11.8%
Other operating data:
Operating margin (1)		47.1%		50.8%		51.3%	1.0%
Net margin (2)		30.2%		38.3%		36.4%	(4.9)%

(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2018 Compared to the Year Ended December 31, 2017

Revenues

Total revenues increased by Ps.1,757.0 million, or 14.2%, from Ps.12,365.9 million in 2017 to Ps.14,122.9 million in 2018. The total revenue increase comprised an increase of  Ps.1,218.6 million, or 14.7%, in aeronautical services revenues, an increase of Ps.410.6 million, or 14.8%, in non-aeronautical services revenues, and an increase of Ps.127.7 million, or 9.7%, in revenues from improvements to concession assets increase as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased by Ps.1,218.6 million, or 14.7%, from Ps.8,280.5 million in 2017 to Ps.9,499.2 million in 2018, mainly due to an increase of Ps.1,089.0 million, or 15.6%, in revenues at our Mexican airports as a result of an increase in both total passenger traffic and higher passenger charges per passenger, which are linked to inflation. Revenues from passenger charges in our Mexican airports increased by Ps.923.5 million, or 15.5%, primarily driven by a 10.6% increase in passengers paying passenger charges and the increase in specific tariffs as of January 1, 2018. Revenues from aircraft landing and parking fees in our Mexican airports increased by Ps.110.5 million, or 16.1%, while revenues from the leasing of space to airlines for ticket counters, airport security, complementary services and passenger walkway charges increased by 55.0 million, or 16.7%. Revenues from the Montego Bay airport increased by Ps.129.6 million, or 10.0%, in 2018 compared to 2017, mainly due to an increase in passenger traffic of 6.1% and an increase of the U.S. CPI of 1.9%.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.410.6 million, or 14.8%, from Ps.2,772.9 million in 2017 to Ps.3,183.5 million in 2018, mainly due to an increase of Ps.257.3 million, or 13.6%, in revenues from businesses operated by third parties, primarily driven by revenues from food and beverage operations, duty-free operations, retail operations, car rental companies, leasing of space, communications and financial services, which together increased by Ps.274.4 million, or 18.3%, but partially offset by a Ps.36.1 million decrease in other revenues. Revenues from businesses operated directly by us increased by Ps.152.7 million, or 22.6%, mainly due to an increase of Ps.68.0 million, or 43.9%, from VIP lounges (two VIP lounges were opened in 2018), as well as an increase of Ps.43.3 million, or 15.6%, in revenues from car parking charges and an increase of Ps.23.3 million, or 15.1% in advertising revenues.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets increased by Ps.127.7 million, or 9.7%, from Ps.1,312.5 million in 2017 to Ps.1,440.2 million in 2018. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Program in Jamaica. During 2018, the main commitments of improvements to concession assets included: (i) expansion of the terminal building at the Guanajuato airport, (ii) expansion of the terminal building at the Guadalajara airport, (iii) expansion of the terminal building at the La Paz airport, (iv) rehabilitation of runways at the Mexicali airport, (v) improvements to the terminal building and new fire and rescue buildings at the Los Cabos airport and (vi) improvements to the terminal building and apron at the Tijuana airport.

Revenues by Airport

Total revenues for the Guadalajara airport increased by Ps.333.3 million, or 9.8%, from Ps.3,398.5 million in 2017 to Ps.3,731.8 million in 2018 (revenues increased by Ps.549.1 million, or 17.9%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.398.4 million, or 16.4%, from Ps.2,426.3 million in 2017 to Ps.2,824.7 million in 2018. This increase in aeronautical services revenues was mainly due to a Ps.328.9 million, or 16.0%, increase in passenger charges driven by a 12.1% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.150.7 million, or 23.3%, from Ps.646.0 million in 2017 to Ps.796.7 million in 2018, this increase in non-aeronautical services revenues was primarily due to a Ps.99.4 million increase in revenues from businesses operated by third parties, such as food and beverage operations, car rentals, leasing of space and duty-free operations. Revenues from business lines operated by us increased Ps.51.3 million, or 18.3%, principally as a result of increased revenues from car parking, convenience stores and VIP lounges. Revenues from improvements to concession assets decreased by Ps.215.7 million, or 66.2%, in 2018, as compared to 2017.

Total revenues for the Tijuana airport increased by Ps.104.7 million, or 6.3%, from Ps.1,666.6 million in 2017 to Ps.1,771.3 million in 2018 (revenues increased by Ps.207.4 million, or 14.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.185.2 million, or 16.0%, from Ps.1,158.9 million in 2017 to Ps.1,344.1 million in 2018. This increase in aeronautical services revenues was mainly due to an increase in passenger charges of Ps.155.9 million driven by a 15.0% increase in passenger traffic, as well as increases in revenues from landing, leasing of space to airlines,  aircraft parking charges and airport security charges, which together increased by Ps.25.6 million. Non-aeronautical services revenues increased by Ps.22.2 million, or 7.3%, from Ps.304.0 million in 2017 to Ps.326.2 million in 2018, primarily due to an increase of Ps.30.1 million from business lines operated by us, including VIP lounges, car parking, advertising and operation of the baggage screening systems and partially offset by a decrease of Ps.7.9 million in revenues from business lines operated by third parties, including car rental and food and beverage operations. Revenues from improvements to concession assets decreased by Ps.102.7 million, or 50.4%, in 2018 as compared to 2017.

Total revenues for the Los Cabos airport increased by Ps.338.1 million, or 17.3%, from Ps.1,951.9 million in 2017 to Ps.2,290.0 million in 2018 (revenues increased by Ps.213.2 million, or 12.3%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.132.8 million, or 12.0% from Ps.1,111.3 million in 2017 to Ps.1,244.1 million in 2018. This increase in aeronautical services revenues was mainly due to a Ps.118.9 million, or 12.7%, increase in passenger charges driven by a 6.9% increase in passenger traffic, as well as increases in landing charges, airport security charges, leasing of space and complementary service providers totaling Ps.13.9 million. Non-aeronautical services revenues increased by Ps.80.4 million, or 13.0%, from Ps.618.4 million in 2017 to Ps.698.9 million in 2018, primarily due to a Ps.55.1 million increase in revenues from business lines operated by third parties, including duty-free operations, food and beverage operations, car rentals, timeshare operation, ground transportation, as well as a Ps.25.4 million increase in revenues from business lines operated by us, including advertising and VIP lounges. Revenues from improvements to concession assets increased by Ps.124.9 million, or 56.2%, in 2018, as compared to 2017.

Total revenues for the Montego Bay airport increased by Ps.656.8 million, or 35.5%, from Ps.1,852.7 million in 2017 to Ps.2,509.5 million in 2018 (revenues increased by Ps.177.0 million, or 9.9%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.129.6 million, or 10.0%, from Ps.1,290.1 million in 2017 to Ps.1,419.7 million in 2018. This increase in aeronautical services revenues was mainly due to a Ps.78.5 million, or 10.1%, increase in passenger charges, as well as an increase of Ps.25.5 million, or 10.2%, in revenues from complementary service providers. Non-aeronautical services revenues increased by Ps.47.4 million, or 9.5%, from Ps.496.5 million in 2017 to Ps.543.9 million in 2018, primarily due to a Ps.42.2 million increase in revenues from businesses operated by third parties, such as duty-free operations, car rentals, leasing of space and food and beverage operations. Revenues from improvements to concession assets increased by Ps.479.8 million, or 725.6%, in 2018, as compared to 2017.

Total revenues for the Puerto Vallarta airport increased by Ps.65.9 million, or 4.5%, from Ps.1,462.3 million in 2017 to Ps.1,528.2 million in 2018 (revenues increased by Ps.126.8 million, or 9.3%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.99.3 million, or 10.0%, from Ps.989.1 million in 2017 to Ps.1,088.4 million in 2018. This increase in aeronautical services revenues was primarily due to an increase in passenger charges of Ps.84.0 million, itself caused principally by a 5.4% increase in passenger traffic and an increase in revenues from landing charges, aircraft parking charges and complementary service providers of Ps.13.8 million. Non-aeronautical services revenues increased by Ps.27.5 million, or 7.4%, from Ps.371.9 million in 2017 to Ps.399.4 million in 2018, primarily due to a Ps.23.7 million increase in revenues from businesses operated by third parties, including retail operations, timeshare operation, car rentals, food and beverage operations and duty-free operations, as well as an increase in revenues from business lines operated by us of Ps.3.7 million, mainly in advertising and VIP lounges. Revenues from improvements to concession assets decreased by Ps.60.9 million, or 60.2%, in 2018, as compared to 2017.

Total revenues for the Guanajuato airport increased by Ps.23.6 million, or 3.8%, from Ps.625.5 million in 2017 to Ps.649.2 million in 2018 (revenues increased Ps.129.5 million, or 25.7%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.98.1 million, or 25.4%, from Ps.386.7 million in 2017 to Ps.484.8 million in 2018, mainly due to an increase in passenger charges of Ps.86.6 million, or 26.6%, driven by a 19.6% increase in passenger traffic, as well as a Ps.9.0 million increase in revenues from landing charges. Non-aeronautical services revenues increased by Ps.31.4 million, or 26.9%, from Ps.116.7 million in 2017 to Ps.148.1 million in 2018. This increase in non-aeronautical services revenues is a result of a Ps.12.0 million increase in revenues from businesses operated by us, including revenues related to VIP lounges, car parking charges and advertising, as well as a Ps.19.4 million increase in revenues from businesses operated by third parties, including retail operations, food and beverage operations and car rentals. Revenues from improvements to concession assets decreased by Ps.105.9 million, or 86.7%, in 2018, as compared to 2017.

Total revenues for the Hermosillo airport decreased by Ps.73.6 million, or 14.4%, from Ps.510.2 million in 2017 to Ps.436.6 million in 2018 (revenues increased Ps.53.6 million, or 16.0%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.33.2 million, or 12.2%, from Ps.272.9 million in 2017 to Ps.306.1 million in 2018, mainly due to an increase in passenger charges of Ps.27.5 million, or 12.6%, driven by a 7.1% increase in passenger traffic, and an increase of Ps.8.3 million in revenues from complementary service providers and partially offset by Ps.3.7 million decrease in revenues, combined, from landing charges and aircraft parking charges. Non-aeronautical services revenues increased by Ps.20.4 million, or 32.7%, from Ps.62.5 million in 2017 to Ps.82.9 million in 2018, primarily due to a Ps.13.4 million increase in revenues from business lines operated by us, including revenues related to VIP lounges and convenience store, and a Ps.7.1 million increase in revenues from business lines operated by third parties, primarily from retail operations, car rentals and food and beverage operations. Revenues from improvements to concession assets decreased by Ps.127.2 million, or 72.8%, in 2018, as compared to 2017.

Total revenues for our other six Mexican airports increased by Ps.306.0 million, or 34.2%, from Ps.893.6 million in 2017 to Ps.1,199.5 million in 2018, partly due to an increase in revenues from improvements to concession assets of Ps.135.6 million, or 140.8%, from Ps.96.2 million in 2017 to Ps.231.8 million in 2018 (revenues increased by Ps.170.5 million, or 21.4%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues at these airports increased by Ps.142.1 million, or 22.0%, from Ps.645.2 million in 2017 to Ps.787.2 million in 2018, mainly due to a 17.6% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.28.4 million, or 18.7%, from Ps.152.1 million in 2017 to Ps.180.5 million in 2018, primarily due to a Ps.19.1 million increase in revenues from businesses operated by us, including advertising, car parking charges and convenience stores, as well as a Ps.9.3 million increase in revenues from businesses operated by third parties, including from leasing space and car rentals.

Operating Costs

Total operating costs increased by Ps.794.1 million, or 13.1%, from Ps.6,084.2 million in 2017 to Ps.6,878.2 million in 2018, partly due to an increase in operating costs for our Mexican airports of Ps.189.7 million, or 3.9%, from Ps.4,821.7 million in 2017 to Ps.5,011.4 million in 2018. Operating expenses of MBJA increased by Ps.604.3 million, or 47.9%, from Ps.1,287.2 million in 2017 to Ps.1,866.8 million in 2018.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security and insurance, utilities and other expenses, increased by Ps.343.3 million, or 16.3%, from Ps.2,110.4 million in 2017 to Ps.2,453.7 million in 2018.

Cost of services for our Mexican airports increased by Ps.295.3 million, or 17.2%, in 2018 compared to 2017. The change in cost of services for these airports was composed primarily of the following factors:

•

Employee costs increased by Ps.104.9 million, or 19.2%, compared to 2017, mainly due to a 4.6% increase in the workforce compared to 2017, as well as increases in wages and salaries and organizational restructuring costs.

•

Maintenance costs increased by Ps.17.7 million, or 4.1%, compared to 2017, mainly due to maintenance of terminal buildings, operational areas, aprons and runways, access road, air conditioning and building cleaning services.

•	Safety, security and insurance expenses increased by Ps.57.3 million, or 22.7%, compared to 2017, mainly due to an increase in security costs for our terminals.
•

Other operating expenses increased by Ps. 67.1 million, or 22.4%, mainly due to higher professional services fees, sales costs for the VIP lounges and reserve for doubtful accounts, which together increased by Ps. 62.6 million or 22.3%. Utility costs increased by Ps.48.4 million, or 26.6%, compared to 2017, mainly due to an increase of Ps.43.4 million in electricity consumption.

Of our Mexican airports, the Guadalajara airport contributed most to the increase in the cost of services in 2018 as compared to 2017. The cost of services at our Guadalajara airport increased by Ps.109.7 million, or 16.6%, from Ps.659.4 million in 2017 to Ps.769.0 million in 2018, mainly as a result of increases of Ps.15.5 million in employee costs, Ps.35.6 million in other operating expenses, Ps.17.6 million in maintenance expenses and Ps.7.0 million in utilities costs.

Costs of services at the Montego Bay airport increased by Ps.48.0 million, or 12.1%, in 2018 compared to 2017. The change in cost of services for this airport was composed primarily of the following factors:

•	Utility costs increased by Ps.7.7 million, or 8.0%, compared to 2017, mainly due to an increase of Ps.5.2 million in electricity and water consumption.
•	Maintenance costs increased by Ps.5.9 million, or 8.2%, compared to 2017, mainly due to maintenance of the terminal building and service areas.
•	Employee costs increased by Ps.5.4 million, or 4.6%, compared to 2017, due to 3.0% increase in the workforce compared to 2017 and an increase in wages and salaries.
•	Safety and security expenses increased by Ps.11.8 million, or 18.2%, compared to 2017, mainly due to increased security costs for our terminals.
•	Other operating expenses increased by Ps.17.2 million, or 38.3%, compared to 2017, mainly due to higher professional services fees of Ps.12.2 million.

Technical Assistance Fees

Technical assistance fees increased by Ps.54.0 million, or 15.1%, from Ps.357.5 million in 2017 to Ps.411.5 million in 2018. This increase in technical assistance fees was mainly due to an increase in our consolidated income from operations at the Mexican airports, which is used to calculate the technical assistance fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

As a result of the revenues increase (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes increased by Ps.132.2 million, or 14.0%, from Ps.944.2 million in 2017 to Ps.1,076.3  million in 2018.

Depreciation and Amortization

Depreciation and amortization increased by Ps.126.1 million, or 8.7%, from Ps.1,443.6 million in 2017 to Ps.1,569.6 million in 2018, mainly due to the growth in infrastructure, resulting from the fulfillment of our Master Development Programs.

Other Income

Other income decreased by Ps.10.8 million, or 12.8%, from Ps.83.9 million in 2017 to Ps.73.2 million in 2018, mainly due to a decrease of other provisions by Ps.50.9 million and a decrease in recovery from insurance of Ps.1.9 million and, partially offset by a decrease in other expenses, including Ps.20.0 million in donations made following the Mexico City earthquake in 2017.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets increased by Ps.127.7 million, or 9.7%, from Ps.1,312.5 million in 2017 to Ps.1,440.2 million in 2018. The primary factor influencing this increase was the change in amounts allocated in our Capital Development Programs for 2018, as compared to 2017 in MBJA, which recognized Ps.546.0 million in cost of improvements to concession assets in 2018, as compared to Ps.66.1 million in 2017 mainly for the investment in aprons and taxiway in 2018. In Mexico we had a decrease of Ps.352.1 million or 28.3% in 2018, as compared to 2017.

Operating Costs by Airport

Operating costs for the Guadalajara airport decreased by Ps.48.9 million, or 3.7%, from Ps.1,326.0 million in 2017 to Ps.1,277.1 million in 2018. This decrease was primarily due to a Ps.215.8 million, or 66.2%, decrease in the cost of improvements to concession assets from Ps.326.2 million in 2017 to Ps.110.4 million in 2018, partially offset by a Ps.109.7 million, or 16.6%,increase in the cost of services, mainly driven by employee costs, safety, security and insurance, maintenance and concession taxes. Depreciation and amortization increased by Ps.15.4 million, or 5.2%, in 2018 as compared to 2017. Operating costs increased by Ps.166.9 million, or 16.7%, without including the cost of improvements to concession assets.

Operating costs for the Tijuana airport decreased by Ps.53.7 million, or 6.9%, from Ps.782.6 million in 2017 to Ps.729.0 million in 2018. This decrease was mainly due to a Ps.102.7 million, or 50.4%, decrease in the cost of improvements to concession assets from Ps.203.7 million in 2017 to Ps.101.0 million in 2018, partially offset by a Ps.17.1 million, or 4.9%, increase from Ps.347.5 million in 2017 to Ps.364.6 million in 2018 in the cost of services mainly driven by safety, security and insurance, utilities, employees costs and concession taxes. Depreciation and amortization increased Ps.19.0 million, or 11.7% in 2018 as compared to 2017. Operating costs increased by Ps.49.0 million, or 8.5%, without including the cost of improvements to concession assets.

Operating costs for the Los Cabos airport increased by Ps.237.7 million, or 30.5%, from Ps.780.0 million in 2017 to Ps.1,017.8 million in 2018. This increase was mainly due to a Ps.124.9 million, or 56.2%, increase in the cost of improvements to concession assets from Ps.222.1 million in 2017 to Ps.347.0 million in 2018, as well as due to a Ps.52.5 million, or 14.9%, increase in the cost of services mainly in utilities, safety, security and insurance and concession taxes, from Ps.351.2 million in 2017 to Ps.403.7 million in 2018. In addition, there was a Ps.16.6 million, or 8.3% increase in depreciation and amortization in 2018 as compared to 2017. Operating costs increased by Ps.112.9 million, 20.2%, without including the cost of improvements to concession assets.

Operating costs for the Montego Bay airport increased by Ps.579.6 million, or 45.0%, from Ps.1,287.2 million in 2017 to Ps.1,866.8 million in 2018, primarily due a Ps.479.9 million, or 725.6%, increase in the cost of improvements to concession assets from Ps.66.1 million in 2017 to Ps.546.0 million in 2018, as well as an increase in costs of services, from Ps.395.4 million in 2017 to Ps.443.4 million in 2018, including employee costs, maintenance costs, utilities and safety, security and insurance. To a lesser extent, the increase was due to an increase in depreciation and amortization expenses of Ps.10.1 million, or 2.9%, from Ps.344.9 in 2017 to Ps.355.0 million in 2018. Operating costs increased by Ps.99.7 million, or 8.2%, without including the cost of improvements to concession assets.

Operating costs for the Puerto Vallarta airport decreased by Ps.13.5 million, or 2.2%, from Ps.599.1 million in 2017 to Ps.585.6 million in 2018. This decrease was primarily due to a decrease of Ps.60.9 million, or 60.2% in the cost of improvements to concession assets from Ps.101.2 million in 2017 to Ps.40.3 million in 2018, and partially offset by an increase of Ps.41.2 million, or 13.2%, in the cost of services, driven by an increase in maintenance, utilities and employee cost. Depreciation and amortization increased by Ps.10.5 million, or 7.3%, in 2018 as compared to 2017. Operating costs increased by Ps.47.4 million, or 9.5%, without including the cost of improvements to concession assets.

Operating costs for the Guanajuato airport decreased by Ps.72.1 million, or 23.0%, from Ps.313.2 million in 2017 to Ps.241.1 million in 2018. This decrease was mainly due a decrease of Ps.105.9 million or 86.7%, in the cost of improvements to concession assets from Ps.122.1 million in 2017 to Ps.16.2 million in 2018, and partially offset by an increase in the cost of service by Ps.20.7 million, or 16.1%,driven by an increase in safety, security and insurance, other expenses costs and concession taxes. Depreciation and amortization increased by Ps.8.2 million, or 15.6%, in 2018 as compared to 2017. Operating costs increased by Ps.33.8 million, or 17.7%, without including the cost of improvements to concession assets.

Operating costs for the Hermosillo airport decreased by Ps.84.3 million, or 23.0%, from Ps.367.4 million in 2017 to Ps.283.0 million in 2018. This decrease was mainly due to a Ps.127.2 million, or 72.8%, decreased in the cost of improvements to concession assets from Ps.174.8 million in 2017 to Ps.47.5 million in 2018 and partially offset by a Ps.28.5 million, or 25.0%, increase in the cost of services, mainly in costs of maintenance and safety and security. Depreciation and amortization increased by Ps.13.4 million, or 22.6%, in 2018 as compared to 2017. Operating costs increased by Ps.42.9 million, or 22.3%, without including the cost of improvements to concession assets.

Operating costs for our six other Mexican airports increased by Ps.201.1 million, or 29.0%, from Ps.692.3 million in 2017 to Ps.893.3 million in 2018. This increase was due to an increase of Ps.135.5 million, or 140.8%, in the cost of improvements to concession assets from Ps.96.3 million in 2017 to Ps.231.8 million in 2018 and an increase in cost of services of  Ps.54.0 million, or 12.8%, from Ps.420.5 in 2017 to Ps.474.6 million in 2018, mainly in costs of maintenance, utilities, safety and security and other expenses. Additionally, depreciation and amortization increased by Ps.11.5 million, or 6.6%, in 2018 as compared to 2017. Operating costs increased by Ps.65.5 million, or 11.0%, without including the cost of improvements to concession assets.

Income from Operations

Income from operations increased by Ps.962.9 million, or 15.3%, from Ps.6.3 billion in 2017 to Ps.7.2 billion in 2018. This increase was due to a Ps.1.8 billion increase in total revenues in 2018, partially offset by a Ps.794.0 million increase in total costs. Our operating margin increased by 50 basis points, from 50.8% in 2017 to 51.3% in 2018 (taking into account only the sum of aeronautical and non-aeronautical services revenues, the operating margin increased by 30 basis points in 2018, from 56.8% to 57.1%).

Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta airports, which handle the majority of our international passengers in Mexico. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because of a combination of (i) a high initial concession value, and consequently larger amortizations thereof, and (ii) lower revenues due to low maximum rates applicable to aeronautical services.

Income from Operations by Airport

Income from operations for the Guadalajara airport increased by Ps.382.3 million, or 18.4%, from Ps.2,072.5 million in 2017 to Ps.2,454.8 million in 2018, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.549.1 million. Additionally, operating costs decreased by Ps.48.9 million (excluding improvements to concession assets, operating costs increased Ps.166.9 million) and depreciation and amortization increased by Ps.15.4 million. The operating margin increased by 480 basis points, from 61.0% to 65.8% (operating margin increased by 30 basis points, from 67.5% to 67.8%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Tijuana airport increased by Ps.158.4 million, or 17.9%, from Ps.884.0 million in 2017 to Ps.1,042.4 million in 2018, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.207.4 million. The operating margin increased by 580 basis points from 53.0% to 58.8% (operating margin increased by 200 basis points from 60.4% to 62.4%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Los Cabos airport increased by Ps.100.3 million, or 8.6%, from Ps.1,171.8 million in 2017 to Ps.1,272.2 million in 2018, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.213.2 million. The operating margin decreased by 440 basis points from 60.0% to 55.6% (operating margin decreased by 220 basis points, from 67.7% to 65.5%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Montego Bay airport increased by Ps.77.2 million, or 13.6%, from Ps.565.5 million in 2017 to Ps.642.7 million in 2018, primarily due to an increase in improvements to concession assets of Ps.479.9 million and an increase in aeronautical and non-aeronautical services revenues of Ps.177.0 million but offset by an increase in operating costs of Ps.579.6 million. The operating margin decreased by 490 basis points from 30.5% in 2017 to 25.6% in 2018 (operating margin increased by 100 basis points from 31.7% in 2017 to 32.7% in 2018, taking into account only the sum of aeronautical and non-aeronautical services revenues).

income from operations for the Puerto Vallarta airport increased by Ps.79.3 million, or 9.2%, from Ps.863.2 million in 2017 to Ps.942.6 million in 2018, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.126.8 million. The operating margin increased by 270 basis points from 59.0% to 61.7% (operating margin decreased by 10 basis points from 63.4% to 63.3%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations income for the Guanajuato airport increased by Ps.95.7 million, or 30.6%, from Ps.312.4 million in 2017 to Ps.408.0 million in 2018, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.129.5 million. The operating margin increased by 1300 basis points, from 49.9% to 62.9% (operating margin increased by 250 basis points from 62.0% to 64.5%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Hermosillo airport increased by Ps.10.7 million, or 7.5%, from Ps.142.8 million in 2017 to Ps.153.6 million in 2018, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.53.6 million offset by an increase in operating expenses of Ps.42.9 million. The operating margin increased by 720 basis points from 28.0% to 35.2% (operating margin decreased by 310 basis points from 42.6% to 39.5%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for our six other Mexican airports increased by Ps.104.9 million, or 52.1%, from Ps.201.3 million in 2017 to Ps.306.2 million in 2018, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.170.5 million. The operating margin increased by 300 basis points from 22.5% to 25.5% (operating margin increased by 640 basis points from 25.2% to 31.6%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Finance Income (Cost)

Financial cost in 2018 increased by Ps.136.6 million, or 137.5%, from Ps.99.4 million in 2017 to Ps.236.0 million in 2018. This increase was mainly due to the foreign exchange rate loss of Ps.100.6 million in 2018 as a result of a peso appreciation from Ps.19.74 per U.S. dollar at December 31, 2017 to Ps.19.68 per U.S. dollar at December 31, 2018. The financial income for foreign exchange rate increased from foreign exchange rate gain of Ps.99.0 million in 2017 to a foreign exchange rate gain of Ps.199.7 million in 2018. The effect of the foreign exchange rate gain was partially offset by the recognition of Ps.103.6 million in expenses from exchange differences on translating foreign operations in 2018, recognized within other comprehensive income, in accordance with applicable norms. Moreover, interest expenses increased by Ps.307.9 million in 2018 compared to 2017, mainly due to an increase in reference interest rates and the long-term debt securities issued at the end of 2017. Interest income increased by Ps.41.1 million in 2018 as compared to 2017 due to an increase in higher interest rates and a gain of Ps.29.6 million in our hedging instruments.

Income Taxes

Income taxes increased in 2018 by Ps.428.4 million, from Ps.1,440.6 million in 2017 to Ps.1,869.0 million in 2018. The Mexican airports’ current tax increased by Ps.21.3 million. MBJA’s current tax increased by Ps.214.0 million, while DCA’s current tax increased by Ps.32.6 million. Benefit from deferred tax decreased by Ps.160.5 million due to a 6.8% inflation rate in 2017 as compared to a 4.8% inflation rate in 2018. Our effective tax rate increased from 23.3% in 2017 to 26.7% in 2018, primarily due to a decrease in benefit from deferred taxes, from Ps.408.9 million in 2017 to Ps.248.5 million in 2018, due to the effects of inflation from non-monetary assets.

Total Comprehensive Income for the Year Attributable to Controlling Interest

Total comprehensive income for the year increased by Ps.532.9 million, or 11.8%, from Ps.4,502.0 million in 2017 to Ps.5,034.9 million in 2018, mainly due to a Ps.962.9 million increase in our income from operations. This effect was partially offset by an increase in our financial cost of Ps.136.6 million in 2018, a Ps.267.9 million increase in current taxes, and a Ps.160.5 million decrease benefit in deferred tax. On the other hand, exchange rate gain decreased by Ps.122.9 million due to exchange differences on translating foreign operations resulting from the appreciation of the peso in 2018. Our net margin decreased from 38.3% in 2017 to 36.4% in 2018 (taking into account only aeronautical and non-aeronautical services revenues, net margin decreased from 42.8% to 40.5%).

Statement of Financial Position

The Company’s financial position as of December 31, 2018 increased by Ps.33.0 million, or 0.1%, primarily due to increases in improvements to concession assets of Ps.1,038.8 million, trade accounts receivable of Ps.398.0 million, advanced payments to suppliers of Ps.102.6 million, equipment and machinery of Ps.250.5 million, and deferred taxes of Ps.46.7 million, partially offset by a decrease in cash and cash equivalents of Ps.1,578.6 million.

Total liabilities as of December 31, 2018 increased by Ps.337.6 million, or 1.9%, primarily due to increases in accounts payable of Ps.88.6 million, tax payable of Ps.90.8 million, and bank loans of Ps.283.6 million, partially offset by a decrease in dividends payable of Ps.130.8 million.

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

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.379.3 million, or 15.8%, from Ps.2,393.6 million in 2016 to Ps.2,772.9 million in 2017, mainly due to an increase of Ps.282.0 million, or 17.5%, in revenues from businesses operated by third parties, primarily driven by revenues from food and beverage operations, duty-free operations, retail operations, car rental companies, leasing revenues, communications and financial services, which together increased by Ps.233.3 million, or 18.5%. Revenues from businesses operated directly by us increased by Ps.59.3 million, or 9.6%, mainly due to an increase of Ps.42.7 million, or 38.1%, from VIP lounges (related to more passenger visits and the opening of one new lounge in the Guanajuato airport), as well as an increase of Ps.23.1 million, or 9.1%, in revenues from car parking charges.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets decreased by Ps.363.5 million, or 21.7%, from Ps.1,676.0 million in 2016 to Ps.1,312.5 million in 2017. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Program in Jamaica. During 2017, the main commitments of improvements to concession assets included: (i) the construction of aprons, rehabilitation of runways and the expansion of the terminal building at the Guanajuato airport, (ii) the expansion of the terminal building at the Guadalajara airport, (iii) the expansion of the aprons and terminal building  at the Hermosillo airport, (iv) the expansion of the terminal building and improvement to the operational areas at the Puerto Vallarta airport, (v) improvements to the terminal building and aprons at the Los Cabos airport and (vi) improvements to taxiways and the terminal building at the Tijuana airport.

Revenues by Airport

Total revenues increased at most of our airports, mainly due to increases in aeronautical services revenues.

Total revenues for the Guadalajara airport increased by Ps.272.2 million, or 8.7%, from Ps.3,126.3 million in 2016 to Ps.3,398.5 million in 2017 (revenues increased by Ps.467.0 million, or 17.9%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.386.4 million, or 18.9%, from Ps.2,039.9 million in 2016 to Ps.2,426.3 million in 2017. This increase in aeronautical services revenues was mainly due to a Ps.325.8 million, or 18.8%, increase in passenger charges driven by a 12.4% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.80.6 million, or 14.3%, from Ps.565.4 million in 2016 to Ps.646.0 million in 2017, this increase in non-aeronautical services revenues was primarily due to a Ps.68.2 million increase in revenues from businesses operated by third parties, such as food and beverage operations, car rentals and duty-free operations. Revenues from business lines operated by us increased Ps.12.5 million, or 4.9%, principally as a result of increased revenues from car parking and VIP lounges. Revenues from improvements to concession assets decreased by Ps.194.8 million, or 37.4%, in 2017, as compared to 2016.

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

Total revenues for the Los Cabos airport increased by Ps.346.3 million, or 21.6%, from Ps.1,605.6 million in 2016 to Ps.1,951.9 million in 2017 (revenues increased by Ps.313.8 million, or 22.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.215.7 million, or 24.1% from Ps.895.6 million in 2016 to Ps.1,111.3 million in 2017. This increase in aeronautical services revenues was mainly due to a Ps.171.4 million, or 22.5%, increase in passenger charges driven by a 15.6% increase in passenger traffic, as well as increases in landing charges, aircraft parking charges, airport security charges, leasing of space and complementary service providers totaling Ps.44.3 million. Non-aeronautical services revenues increased by Ps.98.1 million, or 18.9%, from Ps.520.3 million in 2016 to Ps.618.4 million in 2017, primarily due to a Ps.96.0 million increase in revenues from business lines operated by third parties, including food and beverage operations, car rentals, leasing of space to timeshare developers and duty-free operations, as well as a Ps.2.1 million increase in revenues from business lines operated by us, including car parking charges and VIP lounges. Revenues from improvements to concession assets increased by Ps.32.5 million, or 17.1%, in 2017, as compared to 2016.

Total revenues for the Montego Bay airport increased by Ps.230.7 million, or 14.2%, from Ps.1,622.0 million in 2016 to Ps.1,852.7 million in 2017 (revenues increased by Ps.178.9 million, or 11.1%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.121.0 million, or 10.3%, from Ps.1,169.1 million in 2016 to Ps.1,290.1 million in 2017. This increase in aeronautical services revenues was mainly due to a Ps.74.8 million, or 10.7%, increase in passenger charges, as well as an increase of Ps.23.3 million, or 10.3%, in revenues from complementary service providers. Non-aeronautical services revenues increased by Ps.57.9 million, or 13.2%, from Ps.438.6 million in 2016 to Ps.496.5 million in 2017, primarily due to a Ps.52.5 million increase in revenues from businesses operated by third parties, such as retail operations, duty-free operations, car rentals and food and beverage operations. Revenues from improvements to concession assets increased by Ps.51.8 million, or 361.1% in 2017, as compared to 2016.

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

Total revenues for the Hermosillo airport increased by Ps.62.7 million, or 14.0%, from Ps.447.5 million in 2016 to Ps.510.2 million in 2017 (revenues increased Ps.21.9 million, or 7.0%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.27.9 million, or 11.4%, from Ps.245.1 million in 2016 to Ps.272.9 million in 2017, mainly due to an increase in passenger charges of Ps.20.4 million, or 4.3% increase in passenger traffic, as well as a Ps.8.0 million increase in revenues from landing charges. Non-aeronautical services revenues decreased by Ps.5.9 million, or 8.7%, from Ps.68.4 million in 2016 to Ps.62.5 million in 2017, primarily due to a Ps.11.0 million decrease in revenues from business lines operated by us because of a change in our operating strategy, by which we bid out the operation of convenience stores in some airports, including Hermosillo, to third parties. This resulted in a mixed revenue model and lower overall revenues, and a Ps.5.0 million increase in revenues from business lines operated by third parties, primarily from leasing space, retail operations, car rentals, food and beverage operations and ground transportation. Revenues from improvements to concession assets increased by Ps.40.8 million, or 30.5%, in 2017, as compared to 2016.

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

•	Employee costs increased by Ps.82.7 million, or 17.8%, compared to 2016, mainly due to an increase in the workforce by 206 employees, or 22.6% compared to 2016, and an increase in wages and salaries.
•	Safety, security and insurance expenses increased by Ps.36.1 million, or 16.7%, compared to 2016, mainly due to increased security costs for our terminals.
•	Utility costs increased by Ps.36.9 million, or 25.4%, compared to 2016, mainly due to an increase of Ps.33.4 million in electricity consumption and the cost of broadband for our airports.

Of our Mexican airports, the Guadalajara airport contributed most to the increase in the cost of services in 2017 as compared to 2016. The cost of services at our Guadalajara airport increased by Ps.93.9 million, or 16.6%, from Ps.565.5 million in 2016 to Ps.659.4 million in 2017, mainly as a result of increases of Ps.20.4 million in employee costs, Ps.19.9 million in other operating expenses, Ps.15.2 million in maintenance expenses and Ps.12.7 million in utilities costs.

Costs of services at the Montego Bay airport increased by Ps.11.0 million, or 2.8%, in 2017 compared to 2016. The change in cost of services for this airport was composed primarily of the following factors:

•	Utility costs increased by Ps.19.1 million, or 24.6%, compared to 2016, mainly due to an increase of Ps.18.1 million in electricity and water consumption.
•	Maintenance costs increased by Ps.8.6 million, or 13.6%, compared to 2016, mainly due to maintenance of the terminal building and operations areas.
•	Employee costs decreased by Ps.3.9 million, or 3.2%, compared to 2016.
•	Safety and security expenses decreased by Ps.1.4 million, or 2.1%, compared to 2016, mainly due to decreased security costs for our terminals.
•	Other operating expenses decrease by Ps.11.4 million, or 20.2%, compared to 2016.

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

Other Income

Other income increased by Ps.83.6 million, or 28,331%, from Ps.0.3 million in 2016 to Ps.83.9 million in 2017, mainly due to cancellation of non-exigible liabilities and other provisions of Ps.87.8 million and recovery insurance of Ps.17.6 million, partially offset by an increase in other expenses including Ps.20.1 million in donations to the earthquake recovery efforts in Mexico after the September 19, 2017 earthquake.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets decreased by Ps.363.5 million, or 21.7%, from Ps.1,676.0 million in 2016 to Ps.1,312.5 million in 2017. The primary factor influencing this decrease was the change in amounts allocated in our Master Development Programs for 2017 as compared to 2016. MBJA recognized Ps.66.1 million in cost of improvements to concession assets in 2017 as compared to Ps.14.3 million in 2016.

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

Operating costs for the Tijuana airport decreased by Ps.67.5 million, or 7.9%, from Ps.850.1 million in 2016 to Ps.782.6 million in 2017. This decrease was mainly due to a Ps.172.6 million decrease in the cost of improvements to concession assets from Ps.376.3 million in 2016 to Ps.203.7 million in 2017, partially offset by a Ps.62.1 million, or 21.8%, increase from Ps.285.4 million in 2016 to Ps.347.5 million in 2017 in the cost of services mainly driven by safety, security and insurance, utilities, employees costs and concession taxes. Depreciation and amortization increased Ps.8.2 million. Operating costs increased by Ps.105.2 million, or 22.2%, without including improvements to concession assets.

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

Operating costs for the Montego Bay airport increased by Ps.178.5 million, from Ps.1,108.8 million in 2016 to Ps.1,287.2 million in 2017, mainly due to an increase in costs of services, from Ps.384.5 million in 2016 to Ps.395.4 million in 2017, including employee costs, maintenance costs, utilities and safety, security and insurance. To a lesser extent, the increase was due to an increase in depreciation and amortization expenses of  Ps.11.0 million, from Ps.333.9 in 2016 to Ps.344.9 million in 2017. MBJA also recorded Ps.66.1 million in cost of improvements to concession assets in 2017 as compared to Ps.14.3 million in 2016. Operating costs, without including improvements to concession assets, increased by Ps.126.7 million, or 11.6%, from Ps.1,094.4 million in 2016 to Ps.1,221.1 million in 2017.

Operating costs for the Puerto Vallarta airport increased by Ps.77.8 million, or 14.9%, from Ps.521.3 million in 2016 to Ps.599.1 million in 2017. This increase was primarily due to a Ps.83.2 million, or 30.6%, increase in the cost of services, driven by an increase in maintenance, utilities and employee cost, and partially offset by a decrease of Ps.8.9 million, or 7.9%, in the cost of improvements to concession assets from Ps.109.9 million in 2016 to Ps.101.2 million in 2017. Depreciation and amortization increased by Ps.3.3 million, or 2.3%, in 2017 as compared to 2016. Operating costs increased by Ps.86.4 million, or 21.0%, without including improvements to concession assets.

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

Operating costs for the Hermosillo airport increased by Ps.72.8 million, or 24.7%, from Ps.294.5 million in 2016 to Ps.367.4 million in 2017. This increase was mainly due to a Ps.21.9 million, or 19.6%, increase in the cost of services, mainly in costs of maintenance, an increase of Ps.40.8 million, or 30.5%, in the cost of improvements to concession assets from Ps.134.0 million in 2016 to Ps.174.8 million in 2017. Depreciation and amortization increased by Ps.10.1 million. Operating costs increased by Ps.32.0 million, or 19.9%, without including improvements to concession assets.

Operating costs for our six other Mexican airports decreased by Ps.48.3  million, or 6.5.%, from Ps.740.5 million in 2016 to Ps.692.3 million in 2017. This increase was partially due to a Ps.77.6 million, or 22.6%, increase in the cost of services, from Ps.342.9 in 2016 to Ps.420.5 million in 2017, mainly in costs of maintenance and partially offset by a decrease of Ps.142.1 million, or 59.6%, in the cost of improvements to concession assets from Ps.238.3 million in 2016 to Ps.96.3 million in 2017. Additionally, depreciation and amortization increased by Ps.16.2 million. Operating costs increased by Ps.93.8  million, or 18.7%, without including improvements to concession assets.

Income from Operations

Income from operations increased by Ps.1.1 billion, or 20.0%, from Ps.5.2 billion in 2016 to Ps.6.3 billion in 2017. This increase was due to a Ps.1.3 billion increase in total revenues in 2017, partially offset by a Ps.211.5 million increase in total costs. Our operating margin increased by 370 basis points, from 47.1% in 2016 to 50.8% in 2017 (taking into account only the sum of aeronautical and non-aeronautical services revenues, the operating margin increased by 130 basis points in 2017, from 55.5% to 56.8%).

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

Income from Operations by Airport

Income from operations for the Guadalajara airport increased by Ps.337.3 million, or 19.4%, from Ps.1.7 billion in 2016 to Ps.2.1 billion in 2017, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.467.0 million. Additionally, operating costs decreased by Ps.65.1 million (excluding improvements to concession assets, operating costs increased Ps.129.7 million) and depreciation and amortization increased by Ps.27.1 million. The operating margin increased by 550 basis points, from 55.5% to 61.0% (operating margin increased by 90 basis points, from 66.6% to 67.5%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Tijuana airport increased by Ps.118.0 million, or 15.4%, from Ps.765.9 million in 2016 to Ps.884.0 million in 2017, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.223.2 million. The operating margin increased by 560 basis points from 47.4% to 53.0% (operating margin decreased by 140 basis points from 61.8% to 60.4%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Los Cabos airport increased by Ps.278.5 million, or 31.2%, from Ps.893.4 million in 2016 to Ps.1,171.8 million in 2017, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.313.8 million. The operating margin increased by 440 basis points from 55.6% to 60.0% (operating margin increased by 460 basis points, from 63.1% to 67.7%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Montego Bay airport increased by Ps.52.1 million, or 10.1%, from Ps.513.3 million in 2016 to Ps.565.4 million in 2017, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.178.9 million, which was greater than increases in operating costs. The operating margin decreased by 110 basis points from 31.6% in 2016 to 30.5% in 2017 (operating margin decreased by 20 basis points from 31.9% in 2016 to 31.7% in 2017, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Puerto Vallarta airport increased by Ps.132.9 million, or 18.2%, from Ps.730.3 million in 2016 to Ps.863.2 million in 2017, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.219.7 million. The operating margin increased by 70 basis points from 58.3% to 59.0% (operating margin decreased by 60 basis points from 64.0% to 63.4%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Guanajuato airport increased by Ps.61.3 million, or 24.4%, from Ps.251.1 million in 2016 to Ps.312.4 million in 2017, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.93.6 million. The operating margin decreased by 10 basis points, from 50.0% to 49.9% (operating margin increased by 70 basis points from 61.3% to 62.0%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Hermosillo airport decreased by Ps.10.1 million, or 6.6%, from Ps.152.9 million in 2016 to Ps.142.8 million in 2017, primarily due to an increase in operating costs greater than the corresponding increase in aeronautical and non-aeronautical services revenues increased by Ps.21.9 million. The operating margin decreased by 620 basis points from 34.2% to 28.0% (operating margin decreased by 620 basis points from 48.8% to 42.6%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for our six other Mexican airports increased by Ps.5.8 million, or 3.0%, from Ps.195.5 million in 2016 to Ps.201.3 million in 2017. The change in income from operations was primarily due to a higher percentage increase in the sum of aeronautical and non-aeronautical services revenues as compared to our operating costs.

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

Income Taxes

Income taxes increased in 2017 by Ps.174.0 million, from Ps.1,266.6 million in 2016 to Ps.1,440.6 million in 2017. MBJA’s and the Mexican airports’ current tax increased by Ps.14.5 million and Ps.334.4 million, respectively, while DCA’s current tax decreased by Ps.32.3 million. Benefit from deferred tax increased by Ps.142.6 million due to a 3.4% inflation rate in 2016 as compared to a 6.8% inflation rate in 2017. Our effective tax rate decreased from 27.4% in 2016 to 23.3% in 2017, primarily due to an increase in benefit from deferred taxes, due to the effects of inflation from non-monetary assets, Ps.101.5 million in 2016 to Ps.352.1 million in 2017 in deferred taxes.

Total Comprehensive Income for the Year Attributable to Controlling Interest

Total comprehensive income for the year increased by Ps.364.2 million, or 8.8%, from Ps.4,137.8 million in 2016 to Ps.4,502.0 million in 2017, mainly due to a Ps.1.1 billion  increase in our income from operations and a decrease in our financial cost of Ps.503.6 million in 2017. This effect was partially offset by a Ps.316.7 million increase in current taxes, and a Ps.142.6 million increase benefit in deferred tax. On the other hand, exchange rate loss decline by Ps.999.9 million due to exchange differences on translating foreign operations resulting from the appreciation of the peso in 2017. Our net margin increased from 30.2% in 2016 to 38.3% in 2017 (taking into account only aeronautical and non-aeronautical services revenues, net margin increased to 42.8% from 35.6%).

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

As of December 31, 2016, 2017 and 2018, we had Ps.5,188.2 million, Ps.7,730.1 million and Ps.6,151.5 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2016, 2017 and 2018.

Cash Flows

Cash flows for the year ended December 31, 2018 as compared to cash flows for the year ended December 31, 2017

Cash and cash equivalents decreased by Ps.1,578.7 million, or 20.4%, from Ps.7,730.1 million in 2017 to Ps.6,151.5 million in 2018, mainly due to an increase in net cash flows used in investing activities of Ps.611.8 million, an increase of net cash flows used in financing activities of Ps.4,479.4 million, and an increase of Ps.1,066.9 million in net cash flows provided by operating activities. The increase in net cash provided by operating activities was primarily due to: increases of (i) Ps.407.6 million, or 8.6%, in profit for the year, (ii) Ps.295.4 million, or 49.2%, in interest expense for financing activity and (iii) Ps.183.7 million, or 106.3%, in unrealized exchange gain, partially offset by an increase in income taxes paid of Ps.443.1 million, or 30.8%.

Cash and cash equivalents were mainly used for: (i) dividend payments of Ps.4,004.9 million (Ps.2,002.4 million paid on August 21, 2018 and Ps.2,002.4 million paid on November 20, 2018); (ii) a capital stock distribution payment of Ps.1,250.9 million on May 11, 2018; (iii) purchases of machinery and equipment, improvements on leased buildings and concession assets and advance payments to suppliers of Ps.2,501.7 million; and (iv) payments of Ps.903.7 million, to service the cost of debt.

Cash flows for the year ended December 31, 2017 as compared to cash flows for the year ended December 31, 2016

Cash and cash equivalents increased by Ps.2,541.9 million, or 49.0%, from Ps.5,188.2 million in 2016 to Ps.7,730.1 million in 2017, mainly due to Ps.6,168.7 million in net cash flows provided by operating activities, an increase of 9.4% from Ps.5,641.2 million in 2016. The increase in net cash provided by operating activities was primarily due to: (i) profit for the year of Ps.4,731.1 million (a 41.1% increase compared to 2016), and was partially offset by an increase in income taxes paid of Ps.374.5 million. Net cash flows provided by operating activities was offset by net cash flows used in investing activities of Ps.1,938.6 million and net cash flows used in financing activities of Ps.1,687.3 million, this increase includes the issuance of debt securities in the amount of Ps.3,800.0 million.

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

Indebtedness

Indebtedness in Mexico

As a result of a decision to modify our leverage strategy to rely more heavily on debt issuances on the Mexican capital markets, on February 20, 2015, we made our debut issuance of long-term debt securities on the Mexican market for a total of Ps.2.6 billion, the proceeds of which were used to repay in full our outstanding bank debt of Ps.1.7 billion and to finance capital investments set forth in the Master Development Programs for 2015. The long-term debt securities were issued in two tranches with the following terms: (i) Ps.1.1 billion in five-year debt securities issued under the ticker symbol “GAP 15”, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 24 basis points, and the principal will be payable at maturity on February 14, 2020; and (ii) Ps.1.5 billion in ten-year debt securities issued under the ticker symbol “GAP 15-2”, on which interest is payable every 182 days at a fixed rate of 7.08%, and the principal will be payable at maturity on February 7, 2025.

On January 29, 2016, we issued another Ps.1.1 billion in GAP 15 debt securities. This issuance was a reopening of the GAP 15 debt securities originally issued on February 20, 2015, and the securities have the same characteristics as the original issuance except for the issuance date and placement price. The proceeds from this issuance were allocated to finance investments set forth in our Master Development Programs for 2016.

On July 8, 2016, we issued a tranche of Ps.1.5 billion in five-year debt securities under the ticker symbol “GAP 16”, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points. The principal will be payable at maturity on July 2, 2021. Proceeds from the issuance were allocated to finance investments set forth in our Master Development Programs for 2016 and the first quarter of 2017.

On April 6, 2017, we issued Ps.1.5 billion in new five-year debt securities under the ticker symbol “GAP 17”, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points, and the principal will be payable at maturity on March 31, 2022. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2017.

On November 9, 2017, we issued Ps.2.3 billion in new five-year debt securities under the ticker symbol “GAP 17-2”, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 44 basis points, and the principal will be payable at maturity on November 3, 2022. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2018 and 2019.

In addition, to finance the acquisition of DCA in April 2015, we borrowed a total of U.S.$191.0 million through unsecured credit agreements with The Bank of Nova Scotia (U.S.$95.5 million) and BBVA Bancomer (U.S.$95.5 million), at the variable one-month LIBOR rate plus 99 and 105 basis points, respectively. The Bank of Nova Scotia and BBVA Bancomer loans were disbursed on January 19, 2016 and February 15, 2016, respectively, and have a five-year maturity.

As of December 31, 2018, we were in compliance with all covenants stipulated by these credit agreements.

Indebtedness in Jamaica

In September 2007, MBJA entered into a credit facility with the IFC for up to U.S.$20.0 million, with interest at the variable 6-month LIBOR plus 392 basis points, semi-annual principal and interest payments and final maturity in February 2019. In December 2012, MBJA entered into a second credit facility with the IFC for up to U.S.$13.5 million, with interest at the variable 6-month LIBOR plus 450 basis points, semi-annual principal and interest payments and final maturity five years from each disbursement. On August 15, 2018, we pre-paid MBJA’s outstanding balance of U.S.$11.2 million (Ps.221.5 million) under both the credit facility with the IFC.

As part of the 2007 transaction with the IFC, MBJA entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million and U.S.$0.5 million, in June 2007 and February 2009, respectively. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without a fixed maturity, and are subject to prepayment restrictions. As of December 31, 2018, the outstanding balance under this facility amounted to U.S.$11.4 million (Ps.225.3 million).

In August 2014, MBJA signed two seven-year lease arrangements with SITA Information Networking BV (SITA) for equipment and software support, for a total of U.S.$3.0 million, with interest fixed at 8.0% per annum and monthly interest payments. On August 15, 2018, we pre-paid MBJA’s outstanding balance of U.S.$1.8 million (Ps.35.3 million) under these arrangements.

On December 28, 2017, we entered into seven-year unsecured loan agreement with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for U.S.$40 million, with interest at a variable rate of one-month LIBOR plus 280 basis points. Payments will be made on a semi-annual basis after 24 months. As of December 31, 2018, the balance outstanding under this facility amounted to U.S.$28.0 million (Ps.551.2 million).

As of December 31, 2018, we were in compliance with all covenants stipulated by these credit agreements.

Capital Expenditures

For the years ended December 31, 2016, 2017 and 2018, we had total capital expenditures of Ps.1,857.0 million, Ps.1,923.9 million and Ps.2,501.7 million, respectively. During 2016, 2017 and 2018, 3.9%, 3.1% and 1.9%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and from the indebtedness described above.

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

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2016, 2017 and 2018, the total of our investments allocated but unpaid were Ps.441.5 million, Ps.409.3 million and Ps.318.5 million, respectively.
Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
	(thousands of pesos) (1)
2016	Ps.	1,811,802
2017		1,801,399
2018		1,842,350

(1)	Expressed in nominal pesos.

In 2016, we spent Ps.1,811.8 million on capital expenditures in Mexico, primarily for expansion and remodeling of terminal buildings and improvements to runways, taxiways and aprons at our Guanajuato, Guadalajara, Puerto Vallarta, Los Cabos and Tijuana airports.

In 2017, we spent Ps.1,801.4 million on capital expenditures in Mexico, primarily for expansion and remodeling of terminal buildings and improvements to runways, taxiways and aprons at our Guanajuato, Guadalajara, Hermosillo, Los Cabos and Tijuana airports.

In 2018, we spent Ps.1,842.4 million on capital expenditures in Mexico primarily for the expansion of the terminal building at the Guanajuato, Guadalajara, Aguascalientes and La Paz airports, improvements to the runways and aprons and extension of the checked baggage review system at the Los Cabos airport and improvements in operational areas and of the terminal building at the Tijuana airport.

Capital Expenditures in Jamaica

Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges together with investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s Concession Agreement). Upon the JCAA’s approval of the new maximum regulated charges, these commitments become binding obligations under the terms of MBJA’s concession. On November 18, 2014, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from April 1, 2015 through December 31, 2019, estimated to cost approximately U.S.$37.9 million. The maximum regulated charges were determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program. It is our understanding that, under the terms of the Concession Agreement with the AAJ, these committed capital investments must be met over the five-year period and not on an annual basis.

In 2016, MBJA made investments of U.S.$2.4 million in capital expenditures, primarily for expansion and remodeling of the terminal and improvements to the runway and apron. In 2017, MBJA made investments of U.S.$3.4 million in capital expenditures, primarily for expansion and remodeling of the terminal, improvements to the runway, apron and equipment. In 2018, MBJA made investments of U.S.$34.3 million in capital expenditures, primarily for the rehabilitation of the taxiways, apron and ticketing area.

Share Repurchase Program

We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. We do not repurchase our shares other than through this share repurchase program.

In the aggregate, as of December 31, 2018, we held 35,424,453 shares in our treasury worth approximately Ps.1.7 billion, at an average price of Ps.48.93 per share; as of April 12, 2019, we held 35,424,453 shares at an average price of Ps. 48.93 per share.

At the General Ordinary Shareholders’ Meeting held on April 26, 2016, a share repurchase program for Series B shares was approved for a maximum amount of Ps.950 million for the following twelve months. During this period, no shares were purchased by us or on our behalf, or by or on behalf of any of our affiliates.

At the General Ordinary Shareholder’s Meeting held on April 25, 2017, a share repurchase program for Series B shares was approved for a maximum amount of Ps.995 million for the following twelve months. During this period, no shares were purchased by us or on our behalf, or by or on behalf of any of our affiliates.

At the General Ordinary Shareholder’s Meeting held on April 25, 2018, a share repurchase program for Series B shares was approved for a maximum amount of Ps.1.25 billion for the following twelve months. During this period, no shares were purchased by us or on our behalf, or by or on behalf of any of our affiliates.

As of each of December 31, 2016, 2017 and 2018, there was a total balance of Ps.1.7 billion repurchased shares in each year on our Consolidated Statements of Financial Position.

Critical Accounting Policies

We prepare our audited consolidated financial statements in conformity with IFRS. Our significant accounting policies are described in Note 3 to our audited consolidated financial statements.

The preparation of audited consolidated financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities, income and expenses of the relevant period. We base our estimates and judgments on our historical experience, on technical merits for tax positions, on financial projections and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 2.g to our audited consolidated financial statements.

We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Allowance for Expected Credit Losses

We systematically and periodically review the aging and collection of our accounts receivable and recognize an expected credit loss for doubtful accounts when evidence exists that they will not be fully recoverable, according to our bad debt policy. The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. We evaluate of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Moreover, because our accounts receivable are concentrated among a small number of important clients, a change in the liquidity of these clients could have a material adverse impact on the collection of our accounts receivables and our future operating results. We believe such risk is adequately covered by guarantee deposits in cash or other kind of guarantees by clients.

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

Depreciation and Amortization

In light of the nature of our business and our concessions, we make certain assumptions and professional judgments regarding recognition of depreciation and amortization of our tangible and intangible assets. Depreciation of our tangible assets and of improvements to leased assets is calculated under the straight-line method based on the useful lives of the related assets. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis. To determine the amortization period of intangible assets, we focus either on the period over which they will generate future economic benefits or the concession term, whichever is less. We do not determine residual values for machinery, equipment, improvements and leased buildings as they are not considered to be material. As of the date of this filing, we have not made any changes to estimated useful life and depreciation and amortization methods for the years ended as of December 31, 2016, 2017 and 2018. We believe that the decisions made are the most reasonable based on information available, on the judgments made and the way in which we manage our operations.

Lease Accounting

At execution of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assesses whether: (i) the contract involves the use of an identified asset, which may be specified explicitly or implicitly, and should be, or represent substantially all of the capacity of, a physically distinct asset (for example, if the supplier has a substantive substitution right, then the asset is not identified); (ii) we have the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and (iii) we have the right to direct the use of the asset, which means we have decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, we have the right to direct the use of the asset if either: (a) we have the right to operate the asset; or (b) we designed the asset in a way that predetermines how and for what purpose it will be used.

Deferred Tax Assets

Under IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2016 and 2017, we recognized, within the deferred income tax asset, an estimated amount of recoverable asset tax paid of Ps.94.3 million and Ps.25.3 million, respectively, based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. We did not recognize deferred income tax assets for recoverable asset taxes at December 31, 2018. As a result of changes in Mexican tax law (see “Item 5, Operating and Financial Review and Prospects – Overview – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring in 2048 as permitted by the Mexican tax authorities for concession operation relating to our Aguascalientes and Morelia airports, and for ourselves, expiring in 2025. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. In 2017 and 2018, we did not pay income taxes on dividends as we did not believe we would recover those amounts in future years. Every year, we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

Liabilities for Retirement Benefits

We estimate the present value of our obligations under defined benefit pension plans using the projected unit credit method, involving interest risk, longevity risk and salary risk. A decrease in the 30-year interest rate, or in the life expectancies or salaries of plan participants will increase our liability. The discount rate of the projected benefit obligation at present value is determined based on the interest rate curve for 30-year government bonds. We base our assumptions on life expectancy on statistics for the general Mexican population, where the average life expectancy of an individual retiring at age 65 is currently 17 years for men and 19 years for women.

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

Application of new and revised International Financing Reporting Standards

In 2018, we adopted IFRS 9 and IFRS 15. We also early adopted IFRS 16 from January 1, 2018, as well as other new IFRS interpretations (IFRIC 22) clarifying accounting for transactions that include the receipt or payment of advance consideration in a foreign currency, which did not have significant effect on our consolidated financial statements. See Note 2.e in our audited consolidated financial statements for more information.

Recently Issued Accounting Standards

The following are new or revised International Financial Reporting Standards that have been issued but are not yet effective:

Standard	Effective as of
IFRS 17– Insurance Contracts 1	—
Amendments to IFRS 9	January 1, 2019
Amendments to IAS 28	January 1, 2019
Amendments to IAS 19	January 1, 2019
Amendments to IFRSs	January 1, 2019
IFRIC 23 1	—

1Effective for annual periods beginning on or after a date to be determined.

The following is a summary of these recently issued accounting standards, our expected adoption methods and timelines for their implementation, as well as our assessments of their impacts on our consolidated financial position and results of operations, if any.

IFRS 17 Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts.

This standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.

The General Model will use current assumptions to estimate the amount, timing and uncertainty of future cash flows and it will explicitly measure the cost of that uncertainty, it takes into account market interest rates and the impact of policyholders’ options and guarantees.

The implementation of this standard is likely to bring significant changes to an Company’s processes and systems, and will require much greater co-ordination between many functions of the business, including finance, actuarial and IT.

This standard is effective for annual reporting periods beginning on or after January 1, 2021, with early application permitted. It is applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied.

For the purpose of the transition requirements, the date of initial application is the start if the annual reporting period in which the Company first applies this standard, and the transition date is the beginning of the period immediately preceding the date of initial application. We  anticipate that the application of these amendments will not have an impact on the Company's audited consolidated financial statements in future periods should such transactions arise.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

The amendments to IFRS 9 clarify that for the purpose of assessing whether a prepayment feature meets the Solely Payments of Principal and Interest (SPPI) condition, the party exercising the option may pay or receive reasonable compensation for the prepayment irrespective of the reason for prepayment. In other words, prepayment features with negative compensation do not automatically fail SPPI.

The amendment applies to annual periods beginning on or after January 1, 2019, with earlier application permitted. There are specific transition provisions depending on when the amendments are first applied, relative to the initial application of IFRS 9. We anticipate that the application of these amendments will not have an impact on the Company's audited consolidated financial statements, because all the effects was recognized in the initial adoption.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures

The amendment clarifies that IFRS 9, including its impairment requirements, applies to long-term interests. Furthermore, in applying IFRS 9 to long-term interests, an entity does not take into account adjustments to their carrying amount required by IAS 28 (i.e., adjustments to the carrying amount of long-term interests arising from the allocation of losses of the investee or assessment of impairment in accordance with IAS 28).

The amendments apply retrospectively to annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. Specific transition provisions apply depending on whether the first-time application of the amendments coincides with that of IFRS 9. We  anticipate that the application of these amendments will not have an impact on our audited consolidated financial statements in future periods should such transactions arise.

Annual Improvements to IFRS Standards 2015–2017 Cycle Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs

The Annual Improvements include amendments to four Standards.

IAS 12 Income Taxes

The amendments clarify that an entity should recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the Company originally recognized the transactions that generated the distributable profits. This is the case irrespective of whether different tax rates apply to distributed and undistributed profits.

IAS 23 Borrowing Costs

The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

IFRS 3 Business Combinations

The amendments to IFRS 3 clarify that when an Company obtains control of a business that is a joint operation, the entity applies the requirements for a business combination achieved in stages, including remeasuring its previously held interest (PHI) in the joint operation at fair value. The PHI to be remeasured includes any unrecognized assets, liabilities and goodwill relating to the joint operation.

IFRS 11 Joint Arrangements

The amendments to IFRS 11 clarify that when a party that participates in, but does not have joint control of, a joint operation that is a business obtains joint control of such a joint operation, the Company does not remeasure its PHI in the joint operation.

All the amendments are effective for annual periods beginning on or after January 1, 2019 and generally require prospective application. Earlier application is permitted.

We not anticipate that the application of the amendments in the future will have any impact on the Company audited consolidated financial statements as the Company is neither a first-time adopter of IFRS nor a venture capital organization. Furthermore, We do not have any associate or joint venture that is an investment Company.

Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement

The amendments clarify that the past service cost (or of the gain or loss on settlement) is calculated by measuring the defined benefit liability (asset) using updated assumptions and comparing benefits offered and plan assets before and after the plan amendment (or curtailment or settlement) but ignoring the effect of the asset ceiling (that may arise when the defined benefit plan is in a surplus position). IAS 19 is now clear that the change in the effect of the asset ceiling that may result from the plan amendment (or curtailment or settlement) is determined in a second step and is recognized in the normal manner in other comprehensive income.

The paragraphs that relate to measuring the current service cost and the net interest on the net defined benefit liability (asset) have also been amended. We will now be required to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. In the case of the net interest, the amendments make it clear that for the period post plan amendment, the net interest is calculated by multiplying the net defined benefit liability (asset) as remeasured under IAS 19 with the discount rate used in the remeasurement (also taking into account the effect of contributions and benefit payments on the net defined benefit liability (asset)).

The amendments are applied prospectively. They apply only to plan amendments, curtailments or settlements that occur on or after the beginning of the annual period in which the amendments to IAS 19 are first applied. The amendments to IAS 19 must be applied to annual periods beginning on or after January 1, 2019, but they can be applied earlier if an entity elects to do so. We anticipate that the application of these amendments not have an impact on our audited consolidated financial statements in future periods should such transactions arise.

IFRS 10 Consolidated Financial Statements and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. We anticipate that the application of these amendments may have an impact on our audited consolidated financial statements in future periods should such transactions arise.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to: determine whether uncertain tax positions are assessed separately or as an entity; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:

If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.

If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively.

We do not anticipate that the application of the amendments in the future will have an impact on our audited consolidated financial statements. This is because the Company already accounts for transactions involving the payment or receipt of advance consideration in a foreign currency in a way that is consistent with the amendments.

Our management does not anticipate that the application of the amendments in the future will have an impact on our audited consolidated financial statements, since we already account for transactions involving the payment or receipt of advance consideration in a foreign currency in a way that is consistent with the amendments.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
	Total		Less than 1 year (4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps.	306.8	Ps.	306.8	Ps.	n/a	Ps.	n/a	Ps.	n/a
Capital Development Program (7)		161.5		161.5		n/a		n/a		n/a
Purchase Obligations (2)		77.6		77.6		n/a		n/a		n/a
Debt		13,535.9		—		6,069.7		5,630.7		1,835.5
Interest from Debt (6)		3,250.8		949.2		1,324.2		583.4		394.0
Operating Lease Obligations (3)		57.8		18.1		25.7		14.0		n/a
Total	Ps.	17,390.4	Ps.	1,513.2	Ps.	7,419.6	Ps.	6,228.1	Ps.	2,229.5

(1)	Peso figures are expressed in constant pesos as of December 31, 2012, based on the Mexican PPI’s construction price index.

(2)

Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2014. For the peso calculation, we assume an average exchange rate of Ps.20.160 per U.S.$1.00 and an annual U.S. inflation rate of 1.5%. The amount ultimately to be paid in any year will depend on our profitability.

(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2019.
(5)

In the fifth year of the Master Development Programs (2019), a negotiation will take place with the SCT to determine the new Master Development Programs commitments for the subsequent five-year period (2020-2024).

(6)

For the interest calculations, we determined the interest payments using an average fixed interest rate of 9.83% and an average variable rate of 6.91% for the loans contracted. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

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

The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors, however, this composition could change in the Ordinary Shareholders Meeting to be held on April 23, 2019. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings.”

Name	Title	Director since	Age	Alternate
Laura Díez Barroso Azcárraga (1)	Chairwoman and Director	April 21, 2015	67	Carlos Alberto Rohm Campos
Juan Gallardo Thurlow (1)	Director	April 26, 2016	71	Eduardo Sánchez Navarro Redo
Carlos Laviada Ocejo (1)	Director	April 25, 2018	70	Carlos Manuel Porrón Suárez
José Manuel Fernández Bosch (1)	Director	February 22, 2018	50	Juan José Álvarez Gallego
Alfredo Casar Pérez (2)	Director	April 26, 2016	65	—
Carlos Cárdenas Guzmán (3)	Director	September 22, 2011	68	—
Joaquin Vargas Guajardo (3)	Director	April 16, 2012	65	—
Álvaro Fernández Garza (3)	Director	February 26, 2014	51	—
Juan Díez-Canedo Ruíz (3)	Director	April 23, 2014	68	—
Ángel Losada Moreno (3)	Director	April 23, 2014	64
Luis Tellez Kuenzler (3)	Director	April 25, 2018	60	—

(1)	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
(2)	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.
(3)	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).

Laura Díez Barroso Azcárraga. Mrs. Díez Barroso is chairwoman of our board of directors since 2015 and chairwoman of Fundación GAP since its establishment in 2013. Mrs. Díez Barroso began her career in publishing in 1979 as editor of the teen magazine, TU. In 1988, she founded Editorial Eres, and in 1995 Editorial Eres merged with Editorial Televisa. Mrs Díez Barroso was named Chairwoman of the Board and CEO until 2000. She currently invests in both public and private entities through LCA Capital, a family office she co-founded. She served for 14 years as a board member of Royal Caribbean Cruises, and she is currently a board member of Consejo Mexicano de Negocios, Grupo Financiero Inbursa and Telmex. Mrs. Díez Barroso is a trustee in several philantropic initiatives including Fundación GAP, Museo San Ildefonso, Centro Roberto Garza Sada, Escuelas Ser and WomenCorporateDirectors Foundation.

Juan Gallardo Thurlow. Mr. Gallardo was elected to our board of directors on April 26, 2016. Mr. Gallardo currently is the chairman of the board of directors of Organización CULTIBA (the holding company for GEPP and Grupo Azucarero México), and the chairman of the board of Grupo Azucarero México, the largest sugar mill group in Mexico and Grupo GEPP, the exclusive bottling company of PepsiCo in Mexico. Mr. Gallardo is also a member of the board of directors of Caterpillar Inc. and Banco Santander (Mexico) S.A., as well as a member of the international advisory councils of Bombardier, Rabobank and Lafarge. Mr. Gallardo is a member of the Consejo Mexicano de Negocios, A.C. and of the Consejo Empresarial de América Latina. He was coordinator of COECE, a special ad-hoc alliance of all Mexican private sector organizations formed to promote increased trade between Mexico, the United States and Canada and the rest of the world, particularly in the context of NAFTA and the Free Trade Agreement with the European Union. Mr. Gallardo has a bachelor’s degree in law from the Escuela Libre de Derecho in Mexico City and completed the AD-II Top Management Course at IPADE in Mexico City. He was honored by the French Government with the Legion of Honor.

Carlos Laviada Ocejo. Mr. Laviada is the founding partner of LCA Capital, an investment company with a strong emphasis on infrastructure, real estate and financial markets. Mr. Laviada is an investor board member of Otay-Tijuana Venture, LLC, which owns Cross Border Xpress (CBX), the border crossing that directly connects the Tijuana airport with the city of San Diego by means of an elevated walkway. Mr. Laviada obtained his MBA from the University of Southern California in 1973.

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

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our Board of Directors since 2011.  He also serves as President of our Audit Committee. He is a Certified Public Accountant from the Universidad Autónoma de Guadalajara and a master’s degree in tax law from the Universidad Panamericana (IPADE). He is a retired partner of Ernst & Young Mexico after 39 years of active service, where he served as the Tax Partner in Charge during many years, and as member of its Executive Committee. Currently, he serves on the Board of Directors and, as member or President of Audit Committees of numerous large Mexican companies, including among others as Independent Board Member and President of the Audit Committee of Aleatica, S.A. (Subsidiary company of the Australian Fund IFM Investors),  Independent Board Member and Audit Committee member of Grupo Farmacias del Ahorro,  Independent Board Member and President of the Audit Committee of Reaseguradora Patria, S.A.,  Member of the Peña Verde SAB  Evaluation and Compensation Committee,  Independent Board Member and Audit Committee member of Anteris Capital Venture Lending Fund, Audit Committee member of Lockton México Agente de Seguros y de Fianzas S.A. de C.V., and  Former Board President of The American British Cowdray Medical Center, I.A.P. (Centro Médico ABC). He is also a member of several business and professional associations; most notably, he served as President of the Mexican Institute of Certified Public Accountants (IMCP) and of the Academy of Tax Studies of Public Accounting (AEF).

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

Luis Tellez Kuenzler. Mr. Téllez is a Mexican economist and politician. He was Secretary of Energy during the government of President Ernesto Zedillo and Secretary of Communications and Transportation under President Felipe Calderon Hinojosa government. In 2009, he took the position of Chairman of the Board and General Director of the Bolsa Mexicana de Valores Group. He is currently Chairman of the Mexican subsidiary of Kohlberg Kravis Roberts & Co (KKR), a United States multinational corporation that manages investment funds and venture capital. He also serves as President of the Spanish technology company, Everis, in Mexico.

During 2018, the attendance by board members of meetings of the Board of Directors or Board Committees  was of 95.5%.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Raúl Revuelta Musalem	Chief Executive Officer	April 26, 2018	42
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	48
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	66
María Aurora Adame Pinacho	Director of Corporate Affairs	September 21, 2018	54
Juan Francisco Martínez Mira	Director of Quality, Innovation and IT	August 1, 2018	50
José Ángel Martínez Sánchez	Chief of Airports and Regulated Revenues	May 7, 2016	43
Alejandro Vallarino Marusich	Director of Infrastructure	September 10, 2018	50

Raúl Revuelta Musalem. Mr. Revuelta was named our CEO in April 2018. Mr. Revuelta has more than 18 years of experience in the infrastructure sector and is an expert in the airport sector. From 2005 to 2015, he worked at Grupo Aeroportuario del Pacífico (GAP), serving as CFO and Commercial Director (CCO). During his professional career, he has also served as General Director of Cross Border Xpress (CBX) and as Deputy Director of Finance of the Ministry of Communications and Transportation (SCT). In his six years as Deputy Director of the SCT, Mr. Revuelta participated in different privatization processes in the transportation sector, obtaining extensive experience in federal concessions. Mr. Revuelta has a degree in economics from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

Saúl Villarreal García. Mr. Villarreal was named our CFO effective on February 25, 2015. He has been responsible for overseeing corporate administration at GAP since 2003; as a result, he has vast experience and knowledge of the administrative and financial management aspects of our business. In 2006, he participated in the initial public offering process and more recently participated in the issuance of debt securities on the local market. Mr. Villarreal is a public accountant from the University of Guadalajara, with an MBA from the same university and a master’s degree in finance with a concentration in international accounting from the Universidad Panamericana.

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

María Aurora Adame Pinacho. Ms. Adame was appointed Corporate Affairs Director in September 2018. She is a career diplomat and was a member of the Mexican Foreign Service. Ms. Adame was the first International Corporate Affairs Director at Grupo Bimbo and served as International Corporate Affairs Director at Unilever Mexico and the Caribbean. Previously, she served seven years as Director General of the Mexican Council on Foreign Relations and worked in investment banking in Mexico and New York for four years. She has a bachelor’s degree in international affairs from the Universidad Iberoamericana and a master’s in international affairs-finance from Columbia University. She has also completed other graduate studies at the Sorbonne Universités, Instituto Tecnológico Autónomo de México (ITAM) and Instituto Matías Romero de Estudios Diplomáticos-SRE, Universidad Anahuac.

Juan Francisco Martínez Mira. Mr. Martinez was named our Director of Quality, Innovation and IT in August 2018. He has worked in the aeronautical industry for over 29 years. Previously, he worked for AENA in several airports and performing different functions. He joined GAP in June 2007 and performed several functions, including Operational Systems Manager, IT Subdirector and Director of the Guadalajara International Airport. Mr. Martinez is a systems engineer and also obtained a degree in music, publicity and RRPP, a master’s degree in pedagogy and in airport and aeronautics management and direction, and obtained postgraduate diplomas in innovation, strategic planning and airports. He completed his studies at Conservatorio Superior de Música de Murcia, Universidad de Murcia and Universidad Complutense de Madrid.

José Ángel Martínez Sánchez. Mr. Martínez was named our Chief of Airports and Regulated Revenues in May 2016. Previously, he worked at AENA in several capacities within airport engineering and maintenance. Most recently, as part of AENA Internacional, he was Manager of Technical Operations for five years in Colombia, supporting the Cartagena de Indias, Cali and Barranquilla airports. He was also the AENA manager responsible for the takeover of the London-Luton Airport in the United Kingdom. Mr. Martínez holds a degree in aeronautical engineering with a specialization in airports and air transport. He also holds an MBA from the Universidad Rey Juan Carlos in Madrid, and a master’s degree in infrastructures, equipment and services management from the Universidad Politécnica in Madrid.

Alejandro Vallarino Marusich. Mr. Vallarino was appointed as Infrastructure Director in November, 2018. In this role, he has planned, developed and built approximately one million square meters of projects. Mr. Vallarino is a civil engineer with a bachelor’s degree in engineering from University of Mexico (UNAM), an MBA from ITAM, a master’s degree in real estate and construction companies executive management from Polytechnic University of Madrid and a Master’s degree in airport infrastructure planning from Polytechnic University of Madrid. For 23 years of his professional career, Mr. Vallarino worked for large construction and real estate development companies, including Dine, Gicsa, ICA and Citelis.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

For 2018, the aggregate compensation paid to our directors designated by our Series B shareholders was approximately Ps.7.1 million. The compensation paid to the director appointed by Grupo México was of approximately Ps.1.1 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors receive a base annual compensation of approximately U.S.$44,100 for their service on our board of directors. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee receives an additional 35% of the base annual compensation; members of our Audit Committee receive 20% of the base annual compensation; and members of our Acquisition Committee and our Compensation Committee receive 10% of the base annual compensation.

The compensation paid to our seven executive officers amounted to Ps.29.0 million in 2018, of which 69% was salary, 29% was bonuses and 2% was other compensation. We have not established any pension, retirement or similar benefits or arrangements for these individuals through 2018. However, in 2016 we established a new long-term cash bonus incentives plan for our executives, which seeks to encourage the retention and development of key management within the Company. The executive officers’ rights to exercise this compensation plan will vest at the end of 2019, subject to achieving certain performance and profitability targets for the Company, including share price, distributions to shareholders, operating profitability, net income and capital expenditures.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, shall have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Raúl Revuelta Musalem, CEO, who chairs the committee; Carlos Alberto Rohm Campos; Juan Gallardo Thurlow; Saúl Villarreal García, Chief Financial Officer; and José Ángel Martínez Sánchez, Chief of Airports and Regulated Revenues. Carlos Manuel Porrón Suarez, Santiago Riveroll and Alejandro Cortina Gallardo serve as alternates for Raúl Revuelta Musalem, Carlos Alberto Rohm Campos and Juan Gallarado Thurlow, respectively.

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

Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Juan José Álvarez Gallego and Joaquin Vargas Guajardo. Carlos Alberto Rohm Campos was elected to serve as an alternate member to Juan José Álvarez Gallego. A secretary has also been appointed who is not a member of the committee.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within the scope of its subject matter. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Laura Díez Barroso Azcárraga and Álvaro Fernández Garza. Juan Gallardo Thurlow was elected to serve as an alternate member to Laura Díez Barroso Azcárraga.

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2016	2017	2018 (2)
By category of activity:
Airport operations	534	585	601
Airport maintenance	144	208	214
Administration (1)	217	300	322
Fundación GAP	16	24	35
By geographic location:
Guadalajara	146	194	207
Tijuana	91	109	115
Los Cabos	81	109	113
Puerto Vallarta	87	113	114
Guanajuato	54	70	67
Hermosillo	54	66	68
Mexicali	44	52	53
La Paz	43	53	52
Aguascalientes	44	48	54
Morelia	47	51	51
Los Mochis	39	45	45
Manzanillo	34	38	39
Total (1)	911	1,117	1,172

(1)	Total at December 31, 2016, 2017 and 2018 includes 147, 169 and 191 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.

(2)	As of December 31, 2018, CORSA employed 488 people, SIAP employed 572 people, PCP employed 77 people and Fundación GAP employed 35 people.

As of December 31, 2018, 57.9% of our employees were non-unionized employees. The remaining 42.1% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of ASA as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to each one of our twelve airport subsidiaries; which is negotiated by the respective local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2018, we successfully renegotiated our collective bargaining agreements, thereby securing a favorable and productive work environment for our employees for 2019 and 2020. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During October 2020, we will begin renegotiating our collective bargaining agreements.

We offer a savings plan available to all of our Mexican employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2016, 2017 and 2018, we made a total of Ps.17.7 million, Ps.22.0 million and Ps. 26.4 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Mexican Treasury Department.

Employees in Jamaica

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees in Jamaica

	December 31,
	2016	2017	2018
By category of activity:
Airport operations	76	78	81
Airport maintenance (1)	48	49	52
Administration	31	33	32
Total	155	160	165

(1)	Total at December 31, 2018 includes 33 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainages and general labor tasks.

As of December 31, 2018, 37.0% of MBJA’s employees, comprising management and contract staff, were non-unionized employees and the remaining 63.0% of employees were unionized. The unionized employees are members of two local trade unions: the Trade Union Congress (“TUC”) and Union of Technical, Administrative, and Supervisory Personnel (“UTASP”).

On December 18, 2018, MBJA and the TUC amicably agreed and executed the current collective bargaining agreement covering the period from March 1, 2018 to February 28, 2020. Forty-five employees from MBJA’s maintenance, engineering and emergency response service teams are members of the TUC.

On December 18, 2018, MBJA and the UTASP amicably agreed and executed the current collective bargaining agreement covering the period from April 1, 2018 to March 31, 2020. Fifty-nine employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP.

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

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 12, 2019:

Major Shareholders

	Number of Shares		Percentage of Total Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	13,519,900	84,150,000	2.4%	15.0%
Grupo México S.A.B. de C.V. (1)	65,525,282	—	11.7%	—
Weston Hill Equity Holdings, LP (2)	39,197,385	—	7.0%	—
Public (3)	357,607,433	—	63.9%	—

(1)	Based on the Schedule 13D (Amendment 38) filed on October 17, 2018, by Grupo México.
(2)

As reported to the CNBV on June 29, 2018, by Weston Hill Equity Holdings, LP. Mr. Laviada is a general partner of Weston Hill Equity Holdings, L.P. In addition, Mr. Laviada and Mrs. Díez Barroso are investors in CMA, which owns 66.66% of AMP. Mr. Laviada directly beneficially owns 150,000 Series B shares, and Mrs. Díez Barroso directly beneficially owns 1,045,763 Series B shares. Consequently, they may be deemed to share an indirect beneficial ownership of 53,913,048 Series B shares, representing 9.6% of our total capital stock (excluding the 84,150,000 BB shares beneficially owned directly by AMP).  See “Item 4, Information on the Company —History and Development of the Company – Investment by AMP.”

(3)	As of December 31, 2018, we held 35,424,453 shares in treasury as a result of our Share Repurchase Programs. These shares have not been cancelled and may be resold into the market from time to time.

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

In 2016, we recognized travel expenses of Ps.2.3 million (U.S.$109.6 thousand) paid to AMP. In 2017 and 2018, we did not recognize any expenses paid to AMP. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.301.8 million (U.S.$14.6 million), Ps.357.5 million (U.S.$18.2 million) and Ps.411.5 million (U.S.$20.9 million) for 2016, 2017 and 2018, respectively.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV for the construction, operation, maintenance and use of a cross-border walkway (the “CBX”), with each party responsible for the section of walkway corresponding to such party’s side of the U.S.-Mexico border. The CBX aims to facilitate the flow of passengers in both directions across the border with the presentation of a valid boarding pass. The contract, in effect since April 8, 2013 and expiring with the expiration of the Tijuana airport concession, establishes that OTV must pay the Tijuana airport a fixed fee (“access rights”) for every passenger that uses the CBX as compensation for the reduction in non-aeronautical services revenues from parking, taxi, bus, retail, car rental and money exchange services until December, 2017. The CBX began operations on December 9, 2015. During the years ended December 31, 2016, 2017, and 2018, respectively, the CBX was used by approximately 1.3 million, 1.9 million and 2.3 million passengers and the Tijuana airport received Ps. 33.1 million, Ps.44.0 million and Ps.3.7 million these revenues corresponded to the last 15 days of 2017 in access rights under this agreement. For more information, see Note 32 of our audited consolidated financial statements.

OTV is a private company incorporated in the United States and wholly owned by Otay-Tj Holdings, L.L.C. The holding company has two shareholders, 25% is held by a U.S. company, and 75% is held by a Mexican company. The shareholders of the Mexican company, also own 66.66% of AMP, our strategic shareholder. Consequently, this agreement is considered an operation between related parties. OTV obtained the presidential permits in the U.S. to provide border-crossing services, and is responsible for all obligations with the U.S. government. It is also the owner of the property along the U.S. border which it acquired prior to obtaining the presidential permit on which the CBX terminal was subsequently constructed. For this reason, this business opportunity could only be conducted with OTV.

The agreement with OTV was negotiated at arm’s length and reported to our Audit and Corporate Practices Committee. It was approved by a majority of our independent directors at a board of directors meeting on February 26, 2013, and our Series BB directors appointed by AMP abstained from the vote.

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

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws void. The plaintiffs are Grupo México and its subsidiary ITM. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our bylaws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance, and referred the proceeding to the second chamber of the Supreme Court. On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws under Article 48, Section III of the Mexican Securities Law and remanded the case to the intermediate appellate court. Consequently, the challenges initiated by Grupo México and ITM against these articles have been definitively concluded. In accordance with the decision of the Mexican Supreme Court, the Superior Court of Mexico City: (i) declared that Grupo México and ITM are in violation of our bylaws, resulting from the fact that together they hold more than the 10% of our capital stock; (ii) ordered the sale by Grupo México and ITM of the Series B shares held in excess of 10% of our capital stock; and (iii) instructed that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the laws of Mexico and Article XII of our bylaws. Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the Grupo México complaint was declared unfounded. Despite this finding, we still expect that the Mexican Supreme Court will issue a new, binding decision on procedures for compliance with the decision of the Superior Court of Mexico City regarding the disposition of shares exceeding 10% of our capital stock. We have filed a complaint seeking fees and expenses. As of the date of this filing, and according to the last Schedule 13D filed with the SEC, Grupo México owns 11.7% of our outstanding shares. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholder – Certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition or results of operations.”

Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings

General Ordinary Shareholders’ Meetings of April 16, 2012, April 16, 2013, and April 23, 2014

Grupo México and its subsidiary, ITM, have filed lawsuits seeking to void shareholder resolutions adopted at each of our General Ordinary Shareholders’ Meetings from 2012 to 2014. As a result of a motion filed by us to join these three related actions with the proceedings regarding the Extraordinary Shareholders’ Meeting held on September 25, 2012, the issues in each case will be resolved together with the trial seeking to nullify the resolutions adopted at the Extraordinary Shareholders’ Meeting held on September 25, 2012. The court delivered a judgment that absolved us and declared that the resolutions adopted in the General Ordinary Shareholders’ Meetings were valid. Grupo México appealed that judgment. On September 2, 2016, Grupo México requested that the Supreme Court review the cases; however, on February 8, 2017, the Supreme Court determined not to review the matter. Both parties filed amparos with the lower court. On April 27, 2017, the lower court denied Grupo Mexico and ITM’s appeal. However, Grupo Mexico and ITM re-filed for review before the Mexican Supreme Court based on constitutional questions. On July 7, 2017, the Mexican Supreme Court agreed to review the constitutional questions. We filed an appeal for a joint application for judicial review (revisión adhesiva). On October 30, 2018, Grupo Mexico withdrew its appeal before the Mexican Supreme Court, leaving the lower court ruling of April 27, 2017 as final.

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

On October 3, 2012, we complied with the resolution by making a payment to the Central Securities Depository (S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.), or “Indeval,” equivalent to Ps.1.639281 per Series B share outstanding. However, after our payment to Indeval, Grupo México issued a press release announcing that a Mexico City civil court had issued a decision that ordered us to immediately and unconditionally suspend the resolution related to the capital reduction. As we were otherwise not properly notified by the court of the injunction, we thereby became aware of a lawsuit filed by Grupo México seeking the suspension of the resolutions adopted at the Extraordinary Shareholders’ Meeting held on September 25, 2012. Despite not being notified by the competent court, and after we had complied with the resolutions and completed the required payment, we were then informed by Indeval that, because it had been notified of this judicial injunction that presumably ordered us, not Indeval, to suspend the resolution related to the capital reduction, Indeval would suspend the disbursement of the funds we deposited.

In September 2017, we filed a petition with Indeval to release the funds based on the fact that the preliminary injunction granted to Grupo Mexico was not directed at Indeval. On October 2, 2018, a Mexico City civil court judge lifted the suspension of the resolution related to the capital reduction, allowing Indeval to distribute the funds we deposited. As a result, on October 8, 2018, Indeval released the retained funds to our Series B shareholders.

Grupo México, S.A.B. de C.V. and certain of its subsidiaries challenge our participation agreement with AMP

ITM, a subsidiary of Grupo México, filed a legal proceeding against us on November 4, 2011, seeking to void AMP’s ownership of our Series BB shares as granted by the participation agreement between AMP and us, which would result in the termination of AMP’s veto, appointment of executives and other special rights. Additionally, ITM’s suit sought the repayment of all economic benefits conferred by us upon AMP during the period in which AMP has held our shares. We filed an initial reply in this proceeding on November 25, 2011. On March 7, 2012, we were notified by our external legal counsel that a ruling was issued in our favor, which found a lack of jurisdiction by the civil court due to the administrative nature of the claim. Although we received notice that this proceeding had concluded, a federal court later granted a direct amparo appeal that had been filed by Grupo México on June 6, 2012. Therefore, on July 13, 2012, the legal proceeding was recommenced in the appropriate federal civil court. On October 22, 2013, we filed briefs responding to the plaintiff’s arguments. On October 31, 2017, a ruling was issued in our favor finding ITM’s claim without standing. ITM filed an appeal, and consequently, we also appealed, seeking to strengthen certain decisions made in the ruling in our favor. ITM’s appeal was declared unfounded, and ITM then filed a direct amparo appeal. We then filed an appeal for a joint application for judicial review (revisión adhesiva). Both appeals are pending resolution.

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

Guadalajara

Similarly, in the case of Guadalajara International Airport, in 2009 two different ejidos commenced proceedings before an agrarian court (Tribunal Superior Agrario) against the SCT, seeking to void the expropriation decree of 1975. The case was transferred to the federal justice system, and in a November 2010 ruling in favor of the ejidos, the district court ordered the return of all expropriated property to the ejidos and thus voided the specific concession granted to us on expropriated land. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed this decision. On July 10, 2012, the appellate court reversed and remanded the decision, and on July 31, 2014, the district court issued a new judgment in favor of one of the ejidos, El Zapote, which both our Guadalajara airport and the federal authorities again appealed. On April 14, 2016, an appellate court issued a definitive decision on the matter declaring that although the rights of the ejido to challenge the appraised value of their land were violated, the land could not be returned to them. Furthermore, the court concluded that our concession was valid. The decision is now in the enforcement phase. On January 13, 2017, federal authorities notified El Zapote of the new appraisal for the disputed property as part of the enforcement phase. The ejido has challenged this appraisal and, consequently, the enforcement phase is pending final resolution. In addition, during various periods of 2016, 2017 and 2018, members of the ejido blocked access to commercial areas of Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenue losses of Ps.19.2 million (19.4% of our total car parking charges at the airport for 2016) in 2016, losses of  Ps.9.0 million during 2017 (7.9% of our total car parking charges at the airport for 2017) and losses of  Ps.8.1 million during 2018 (5.8% of our total car parking charges at the airport for 2018). On February 17, 2017, we were notified of a new legal proceeding before an agrarian court instituted by El Zapote against the federal government. This proceeding alleges similar facts to the initial case and claims the same disputed property that was the subject of the initial case. This legal proceeding is in its initial phases, and we have joined as an interested third party.

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

Puerto Vallarta

In October 2013, Puerto Vallarta International Airport received notification of lawsuits related to the ejido Valle de Banderas, which claimed the invalidity of the expropriation by the Mexican government of the land on which the airport is located. Participants of the ejido commenced three proceedings against us, our Puerto Vallarta airport and various federal authorities for restitution or compensation with respect to 154 hectares of land comprising this airport. The claimants seek, among other things, to invalidate the expropriation decree issued on October 9, 1957 and, in two of the proceedings, are also seeking restitution of the land as they were not part of the expropriation decrees of October 9, 1957, August 20, 1990, November 24, 1993, and April 24, 1997. These lawsuits are also seeking, in part, to void the concession granted to the airport. We challenged the lawsuits on the basis of a lack of jurisdiction, as the claims were brought in the courts of the State of Nayarit, while our Puerto Vallarta airport is located in the State of Jalisco. The superior agrarian court agreed with our appeal and removed the case to Guadalajara. This proceeding is in process and remains pending.

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

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of Ps.234.8 million in property taxes for the period from 2000 to 2014, which we challenged on December 19, 2014. With respect to the municipal authority’s request for us to post a collateral bond guaranteeing the entire amount in question, the court granted judgment in our favor and suspended the requirement, which we had challenged on the grounds that we have already guaranteed part of the amount in previous proceedings. Currently, this case is in the evidentiary stage.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.1.3 billion (historical value) at December 31, 2018 (excluding reserve amounts corresponding to 2018 net income).

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

We paid aggregate dividends of Ps.2,139.1 million in 2016, Ps.3,006.3 million in 2017 and Ps.4,004.9 million in 2018.

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

As of December 31, 2018, we had accumulated approximately Ps.4.5 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

TRADING MARKETS

Our publicly traded share capital consists of our Series B common shares without par value, which are publicly traded in Mexico on the Mexican Stock Exchange under the ticker symbol “GAP B.”  The Bolsa Institucional de Valores, or the “Institutional Stock Exchange,” launched operations on July 25, 2018. The Institutional Stock Exchange competes with the Mexican Stock Exchange for trades, and all shares traded on the Mexican Stock Exchange, including our Series B common shares, are now trading on the Institutional Stock Exchange, as well.  Both stock exchanges operate a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series B common shares represented by common ADSs that are directly or indirectly quoted on a stock exchange outside of Mexico.  Most securities traded on the Mexican Stock Exchange and on the Institutional Stock Exchange, including our Series B common shares, are on deposit with Indeval, a privately owned securities depositary that acts as a clearinghouse for transactions on the Mexican Stock Exchange and on the Institutional Stock Exchange.

Our common ADSs, each representing 10 Series B common shares, are traded on the NYSE under the ticker symbol “PAC.”  The Bank of New York Mellon serves as the depositary for our common ADSs.  On April 12, 2019, there were 60,232,590 common ADSs outstanding, representing 12.6% of our total share capital.

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

Bylaws

This section summarizes certain provisions of Mexican law and our bylaws (estatutos sociales).

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 12, 2019:

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
•

the cancellation of registration of our shares with the National Securities Registry (Registro Nacional de Valores), with the Mexican Stock Exchange (BMV) or with any other domestic or foreign stock exchanges in which they are registered;

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

At the General Ordinary Shareholders’ Meeting held on April 25, 2018, we declared a dividend of Ps.4,004.9 million, or Ps.7.62 per common share outstanding. The first payment for that dividend in the amount of Ps.2,002.4 million was made on August 21, 2018, and the remaining Ps.2,002.4 million was paid on November 20, 2018. In an Extraordinary Shareholders’ Meeting also held on April 25, 2018, our shareholders approved an additional capital distribution of Ps.1,250.9 million, or Ps.2.38 per outstanding share. The payment was made on May 11, 2018.

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

MBJA and PACKAL are parties to airport concessions granted by the AAJ under which MBJA is, and PACKAL will be, required to operate, maintain and develop the Montego Bay and Kingston airports, respectively, in exchange for certain benefits. See “Item 4, Information on the Company – Regulatory Framework –Sources of Jamaican Regulation,” “Item 4, Information on the Company – Regulatory Framework – Jamaican Airport Concession Agreements.” The commencement date of the agreement is expected to occur in the last quarter of 2019. See “Item 5, Recent Developments – Kingston Airport Concession."

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

Subject to certain exceptions for short-term and hedged positions, so long as certain holding period and other requirements are met, the U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year.

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

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any materials filed with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov/ and at our website at https://www.aeropuertosgap.com.mx/en/financial-information_html. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market Risk

See Note 4 to our audited consolidated financial statements for disclosure about market risk.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar but collected in pesos based on the average exchange rate for the prior month. In 2016, 2017 and 2018, approximately 28.9%, 29.8% and 28.0%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2016, 2017 and 2018, 34.0%, 33.4% and 31.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). A depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues. Approximately 23% of our 2018 aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 19% of our consolidated costs and expenses are denominated in U.S. dollars. Based upon a 10% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2018, we estimate that our revenues would have increased by approximately Ps.295.5 million, and our costs and expenses would have increased approximately Ps.119.9 million.

As of December 31, 2016, 2017 and 2018, respectively, 4.9%, 20.4% and 59.6% of our cash and marketable securities were denominated in U.S. dollars and 0.0%, 0.4% and 0.0% were denominated in euros.

In 2016, we did not incur any additional U.S. dollar indebtedness, and, as of December 31, 2016, we had U.S.$223.3 million in U.S. dollar-denominated debt. In 2017, we did not incur any additional U.S. dollar indebtedness, and as of December 31, 2017, we had U.S.$215.5 in U.S. dollar-denominated debt. In 2018, we obtained U.S.$28.0 million in loans and prepaid U.S.$9.1 million. We had a total of U.S.$230.4 million in U.S. dollar-denominated debt as of December 31, 2018. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2016, 2017 and 2018, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

Historically, we have funded the majority of our capital expenditures with bank loans. However, due to a strategic shift, we now fund the most significant portion of our capital investments through debt issuances on the Mexican capital markets. We expect to continue to do so, subject to market conditions.  For more information regarding our funding and liquidity strategies, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

On February 20, 2015, we issued Ps.2.6 billion in long-term debt securities in two tranches. The first tranche, GAP 15, was for Ps.1.1 billion, has interest payable every 28 days at a variable rate of TIIE-28 plus 24 basis points and matures in 5 years on February 14, 2020. The second tranche, GAP 15-2, was for the remaining Ps.1.5 billion and has interest payable every 182 days at a fixed rate of 7.08%. The GAP 15-2 certificates mature in 10 years on February 7, 2025. The proceeds of both these tranches were used to repay all our previously outstanding bank debt, and the remainder was used to finance capital investments set forth in our Master Development Programs for 2015. On January 29, 2016, we reopened issued a total of Ps.1.1 billion in additional GAP 15 debt securities on the Mexican debt capital markets, which was allocated to finance capital investments set forth in our Master Development Programs for 2016. Interest is payable every 28 days at a variable rate of TIIE-28 plus 24 basis points. The reopened GAP 15 debt securities mature on February 14, 2020. On July 8, 2016 we issued a total of Ps.1.5 billion in new GAP 16 debt securities on the Mexican market. Proceeds from the issuance were allocated to finance the investments set forth in our Master Development Programs for the second half of 2016 and the first quarter of 2017. Interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points. The maturity of these bond certificates will be 5 years, and the principal payment will be repaid upon maturity, on July 2, 2021.  On April 6, 2017 we issued a total of Ps.1.5 billion in new GAP 17 debt securities on the Mexican market. Proceeds from the issuance were allocated to finance the investments set forth in our Master Development Program for 2017. Interest is payable every 28 days at a variable rate of TIIE-28 plus 49 basis points. The maturity of these bond certificates will be five years, and the principal payment will be repaid upon maturity, on March 31, 2022. On November 9, 2017 we issued a total of Ps.2.3 billion in new GAP 17-2 debt securities on the Mexican market. Proceeds from the issuance were allocated to finance the investments set forth in our MDP for 2017, 2018 and 2019. Interest is payable every 28 days at a variable rate of TIIE-28 plus 44 basis points. The maturity of these bond certificates will be five years, and the principal payment will be repaid upon maturity, on November 3, 2022. As of December 31, 2017, we had approximately Ps.7.5 billion in variable rate debt issued and Ps.1.5 billion in fixed rate debt issued, for a total of Ps.9.0 billion.

In addition, on September 24, 2015, we signed two new unsecured credit agreements for the refinancing of the bridge loans obtained for the acquisition of DCA. The new loans, from Bank of Nova Scotia and BBVA Bancomer, for U.S.$95.5 million each, generate interest at the variable one-month LIBOR rate plus 99 and 105 basis points, respectively. The Bank of Nova Scotia and BBVA Bancomer loans were disbursed on January 19, 2016 and February 15, 2016, respectively, and have a five-year maturity.

In 2016, we contracted hedges with an interest rate floor and two interest rate collars, such that if the relevant rate surpasses the level established (strike) in the contract, the cap generates positive cash flows, which offsets the negative effects of the increase in the interest rates from the underlying bank loans. The derivative financial instruments are negotiated in the over-the-counter (OTC) market, through national and international banks. The hedge covered by the cap is for the GAP 15 debt securities, the first reopening issued in February 2015, the reopening issued in January 2016 and the loans for the acquisition of DCA contracted in January and February 2016 with Bank of Nova Scotia and BBVA Bancomer.

During 2017, we paid (i) Ps.440.8 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 7.05% plus a contractual fixed spread and average LIBOR rate of 1.5% plus a contractual fixed spread and (ii) Ps.138.3 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase of the TIIE-28 and the LIBOR rate, we estimate that our interest expense would have increased by Ps.112.1 million.

On May 2, 2017, we contracted HSBC for a derivative financial transaction by exchange of interest rates (swap) in order to cover the risk derived from the tranche of the GAP 17 long-term debt securities.  The contract is for a value of Ps.1.5 billion and pays a fixed interest rate of 7.21% at the maturity of the long-term debt securities.

During 2018, we paid (i) Ps.765.6 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 7.78% plus a contractual fixed spread and average LIBOR rate of 1.5%, plus a contractual fixed spread and (ii) Ps.138.1 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase of the TIIE-28 and the LIBOR rate, we estimate that our interest expense would have increased by Ps.121.7 million.

Because both our U.S. dollar loans and our peso bond debt have variable interest rates, an increase in interest rates would reduce our cash flows. To reduce our exposure, we have contracted interest rate hedges with HSBC and Scotiabank. Our derivative financial instruments are negotiated in the over-the-counter market through national and international banks.

	Notional amount		Coverage						Market value at December 31, 2018
	(millions)		start date	Rate	Floor	CAP 1	CAP 2	Due date	(in millions)
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	25.6
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		26.4
Scotiabank	Ps.	2,200.0	April 2016	TIIE-28	4.05%	5.75%	6.75%	February 2021		24.2
HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022		60.3
Total									Ps.	136.5

For the year ended December 31, 2018, we recognized a gain of Ps.29.7 million within finance cost as income of the period, due to the value of the premium paid; no amounts have been recognized through other comprehensive income during the year ended December 31, 2018, for the effect of the intrinsic value of these hedges.

On March 4, 2016, we entered into a hedge on our bank loans. Because the current Libor 1M rates were below the first cap, which is 1.75%, the hedging instrument was not used in 2016 and 2017. During 2018, we used the coverage because the 30-day Libor exceeded the first cap of 1.75%. As of December 31, 2018, we recognized interest income of Ps. 9.9 million for the application of the hedge in the financial cost.

On April 1, 2016, we entered into a hedge on our variable interest rates debt securities. In 2016, 2017 and 2018, we used the hedge because the TIIE-28 rate surpassed the first cap of 5.75%. At December 31, 2016, 2017 and 2018, we recognized Ps.0.6 million, Ps.19.6 million and Ps.22.9 million, respectively, for the application of the hedge in the financial cost.

On May 4, 2017, we entered into a hedge on our long-term debt securities issued in April 2017 at a TIIE-28 plus 49 base points, for which we contracted a swap at 7.21%. As of December 31, 2017 and 2018, we recognized Ps.0.7 million and Ps. 11.5 million, respectively, for the application of the hedge.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2016, we did not receive any reimbursements from the depositary for expenses in 2015. In 2017, we received U.S.$194.6 thousand in reimbursements from the depositary for expenses corresponding to 2015 and 2016. In 2018, we received U.S.$74.0 thousand in reimbursements from the depositary for expenses corresponding to 2017.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures
a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2018. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2018.

Our independent registered public accounting firm that audited the financial statements included in this filing has issued an attestation report on the effectiveness of our internal control over financial reporting.

c)	Report of Independent Registered Public Accounting Firm on Internal Controls

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2016, 2017 and 2018 and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 16, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG CÁRDENAS DOSAL S.C.
Guadalajara, Jalisco, Mexico
April 16, 2019

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Cárdenas Dosal S.C. (“KPMG Mexico”), during the fiscal year ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016		2017		2018
	(thousands of pesos)
Audit fees	Ps.	7,694	Ps.	9,799	Ps.	8,103
Audit-related fees		3,668		2,197		2,378
Other fees		331		562		1,758
Total fees	Ps.	11,693	Ps.	12,558	Ps.	12,238

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

We have not engaged our independent auditors for tax compliance, tax advice or tax planning services in the fiscal years ended December 31, 2016, 2017 and 2018.

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

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards:

NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Corporate Governance Practices
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

(1)

Reference to sections are references to sections of the NYSE Listed Company Manual. Pursuant to Section 303A.00, foreign private issuers, such as us, are exempt from the corporate governance standards of the exchange, with certain exceptions.

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

8.1	List of subsidiaries of the Company.*

11.1	Code of Ethics of the Company*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	Filed herewith.

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

Dated: April 17, 2019

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2016, 2017 and 2018 and for the

Years Ended December 31, 2016, 2017 and 2018

and Reports of Independent Registered Public

Accounting Firms Dated February 20, 2019

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Auditors and 2016, 2017 and 2018 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2016, 2017 and 2018, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 16, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

/s/ KPMG CÁRDENAS DOSAL S.C.

We have served as the Company’s auditor since 2016

Guadalajara, Jalisco, México
April 16, 2019

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016, 2017 and 2018

(In thousands of Mexican Pesos)

Assets

	December 31, 2016		December 31, 2017		December 31, 2018
Current assets:
Cash and cash equivalents (Note 5)	Ps.	5,188,138	Ps.	7,730,143	Ps.	6,151,457
Trade accounts receivable – net (Note 6)		607,544		997,370		1,395,362
Recoverable taxes and tax payments in excess (Note 12.b)		146,680		198,576		220,144
Other current assets		56,212		54,070		73,244
Total current assets		5,998,574		8,980,159		7,840,207
Advanced payments to suppliers		308,164		123,988		226,548
Machinery, equipment and improvements on leased assets – net (Note 7)		1,630,393		1,655,688		1,906,233
Improvements to concession assets – net (Note 8)		8,912,544		9,944,022		10,982,860
Airport concessions – net (Note 9)		12,384,923		11,754,661		11,412,118
Rights to use airport facilities – net (Note 10)		1,043,695		986,995		930,296
Other acquired rights – net (Note 11)		531,690		514,993		498,296
Derivative financial instruments (Note 16)		72,454		106,815		136,457
Deferred income taxes – net (Note 12.e)		5,070,844		5,354,282		5,472,279
Investments in associates (Note 13)		21,636		11,016		35
Right-of-use assets (Note 15.b)		—		—		46,696
Other assets – net		76,545		84,913		98,477
Total	Ps.	36,051,462	Ps.	39,517,532	Ps.	39,550,502

(Continued)

See accompanying notes to consolidated financial statements

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016, 2017 and 2018

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2016		December 31, 2017		December 31, 2018
Current liabilities:
Banks loans and current portion of long-term borrowings (Note 17.a)	Ps.	84,758	Ps.	141,412	Ps.	—
Concession taxes payable		250,300		302,573		347,972
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 32.a)		198,512		252,622		298,376
Accounts payable (Note 14)		1,085,926		1,066,069		1,154,712
Taxes payable		25,170		74,342		165,156
Liabilities for assets in lease (Note 15.b)		—		—		14,510
Dividends payable (Note 20)		—		130,846		—
Income taxes payable (Note 12)		296,633		327,283		191,797
Total current liabilities		1,941,299		2,295,147		2,172,523
Deposits received in guarantee (Note 4)		936,828		1,082,537		1,130,740
Liabilities for assets in lease (Note 15.b)		—		—		33,689
Deferred income taxes (Note 12.e)		946,673		839,253		784,931
Retirement employee benefits (Note 18)		92,575		112,980		120,606
Long-term borrowings (Note 17.a)		4,529,518		4,110,846		4,535,863
Debt securities (Note 17.b)		5,200,000		9,000,000		9,000,000
Total long-term liabilities		11,705,594		15,145,616		15,605,829
Total liabilities		13,646,893		17,440,763		17,778,352
Equity (Note 19):
Common stock		10,778,613		9,028,446		7,777,576
Repurchased shares		(1,733,374)		(1,733,374)		(1,733,374)
Legal reserve		960,943		1,119,029		1,345,709
Reserve for repurchase of shares		2,683,374		2,728,374		2,983,374
Retained earnings		7,561,527		9,001,269		9,552,071
Foreign currency translation reserve		1,071,159		876,300		775,619
Remeasurements of employee benefits – Net of income tax		10,773		8,171		8,010
Total equity attributable to controlling interest		21,333,015		21,028,215		20,708,985
Non-controlling interest (Note 20)		1,071,554		1,048,554		1,063,165
Total equity		22,404,569		22,076,769		21,772,150
Total	Ps.	36,051,462	Ps.	39,517,532	Ps.	39,550,502

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2016, 2017 and 2018

(In thousands of Mexican Pesos, except per share amounts)

	2016		2017		2018
Revenues (Note 21):
Aeronautical services	Ps.	7,037,920	Ps.	8,280,522	Ps.	9,499,154
Non-aeronautical services		2,393,604		2,772,905		3,183,532
Improvements to concession assets		1,676,037		1,312,491		1,440,204
		11,107,561		12,365,918		14,122,890
Operating costs:
Cost of services (Note 22)		1,782,371		2,110,407		2,453,722
Technical assistance fees (Note 32)		301,820		357,451		411,477
Concession taxes (Note 9)		764,349		944,197		1,076,350
Depreciation and amortization (Note 23)		1,348,387		1,443,562		1,569,637
Cost of improvements to concession assets (Note 25)		1,676,037		1,312,491		1,440,204
Other income – net (Note 26)		(295)		(83,921)		(73,152)
		5,872,669		6,084,187		6,878,238
Income from operations		5,234,892		6,281,731		7,244,652
Finance cost – net (Note 27):
Finance income		279,570		420,735		576,694
Finance cost		(381,708)		(619,207)		(1,012,411)
Exchange gain (loss) – net		(500,894)		99,083		199,684
		(603,032)		(99,389)		(236,033)
Share of loss of associate (Note 13)		(11,728)		(10,620)		(947)
Income before income taxes		4,620,132		6,171,722		7,007,672
Income tax (Note 12.c):
Current		1,532,875		1,849,551		2,117,491
Deferred		(266,302)		(408,910)		(248,450)
		1,266,573		1,440,641		1,869,041
Profit for the year		3,353,559		4,731,081		5,138,631
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations Items that will not be reclassified to profit or loss		773,453		(226,494)		(103,569)
Remeasurements of employee benefit – net of income tax		10,773		(2,602)		(161)
Total comprehensive income for the year	Ps.	4,137,785	Ps.	4,501,985	Ps.	5,034,901
Profit for the year attributable to:
Controlling interest	Ps.	3,281,884	Ps.	4,649,120	Ps.	5,037,368
Non-controlling interest		71,675		81,961		101,263
	Ps.	3,353,559	Ps.	4,731,081	Ps.	5,138,631
Total comprehensive income for the year attributable to:
Controlling interest	Ps.	3,948,323	Ps.	4,451,659	Ps.	4,936,526
Non-controlling interest		189,462		50,326		98,375
	Ps.	4,137,785	Ps.	4,501,985	Ps.	5,034,901
Weighted average number of common shares outstanding		525,575,547		525,575,547		525,575,547
Basic and diluted earnings per share (in Mexican Pesos, Note 3.s)	Ps.	6.2443	Ps.	8.8457	Ps.	9.5844

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2017 and 2018

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2016	561,000,000		12,528,780		(1,733,374)		840,743		2,583,374		6,638,935		415,493		—		21,273,951		882,092		22,156,043
Transfer of earnings to legal reserve (Note 19.h)	—		—		—		120,200		—		(120,200)		—		—		—		—		—
Dividends paid, Ps. 4.07 pesos per share (Note 19.b)	—		—		—		—		—		(2,139,092)		—		—		(2,139,092)		—		(2,139,092)
Capital distribution Ps. 3.33 pesos per share (Note 19.c)	—		(1,750,167)		—		—		—		—		—		—		(1,750,167)		—		(1,750,167)
Reserve for repurchase of shares (Note 19.b)	—		—		—		—		100,000		(100,000)		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		3,281,884		—		—		3,281,884		71,675		3,353,559
Other comprehensive income for the year	—		—		—		—		—		—		655,666		10,773		666,439		117,787		784,226
Total comprehensive income for the year	—		—		—		—		—		3,281,884		655,666		10,773		3,948,323		189,462		4,137,785
Balances as of December 31, 2016	561,000,000		10,778,613		(1,733,374)		960,943		2,683,374		7,561,527		1,071,159		10,773		21,333,015		1,071,554		22,404,569
Dividends declared non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		(73,326)		(73,326)
Transfer of earnings to legal reserve (Note 19.h)	—		—		—		158,086		—		(158,086)		—		—		—		—		—
Dividends declared and paid, Ps. 5.72 pesos per share (Note 19.d)	—		—		—		—		—		(3,006,292)		—		—		(3,006,292)		—		(3,006,292)
Capital distribution Ps. 3.33 pesos per share (Note 19.e)	—		(1,750,167)		—		—		—		—		—		—		(1,750,167)		—		(1,750,167)
Reserve for repurchase of shares (Note 19.d)	—		—		—		—		45,000		(45,000)		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		4,649,120		—		—		4,649,120		81,961		4,731,081
Other comprehensive income for the year	—		—		—		—		—		—		(194,859)		(2,602)		(197,461)		(31,635)		(229,096)
Total comprehensive income for the year	—		—		—		—		—		4,649,120		(194,859)		(2,602)		4,451,659		50,326		4,501,985
Balances as of December 31, 2017	561,000,000	Ps.	9,028,446	Ps.	(1,733,374)	Ps.	1,119,029	Ps.	2,728,374	Ps.	9,001,269	Ps.	876,300	Ps.	8,171	Ps.	21,028,215	Ps.	1,048,554	Ps.	22,076,769

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2017 and 2018

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2018	561,000,000	Ps.	9,028,446	Ps.	(1,733,374)	Ps.	1,119,029	Ps.	2,728,374	Ps.	9,001,269	Ps.	876,300	Ps.	8,171	Ps.	21,028,215	Ps.	1,048,554	Ps.	22,076,769
Dividends declared non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		(83,764)		(83,764)
Transfer of earnings to legal reserve (Note 19.h)	—		—		—		226,680		—		(226,680)		—		—		—		—		—
Dividends paid, Ps. 7.62 pesos per share (Note 19.f)	—		—		—		—		—		(4,004,886)		—		—		(4,004,886)		—		(4,004,886)
Capital distribution Ps. 2.38 pesos per share (Note 19.g)	—		(1,250,870)		—		—		—		—		—		—		(1,250,870)		—		(1,250,870)
Reserve for repurchase of shares (Note 19.f)	—		—		—		—		255,000		(255,000)		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		5,037,368		—		—		5,037,368		101,263		5,138,631
Other comprehensive income for the year	—		—		—		—		—		—		(100,681)		(161)		(100,842)		(2,888)		(103,730)
Total comprehensive income for the year	—		—		—		—		—		5,037,368		(100,681)		(161)		4,936,526		98,375		5,034,901
Balances as of December 31, 2018	561,000,000	Ps.	7,777,576	Ps.	(1,733,374)	Ps.	1,345,709	Ps.	2,983,374	Ps.	9,552,071	Ps.	775,619	Ps.	8,010	Ps.	20,708,985	Ps.	1,063,165	Ps.	21,772,150

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2017 and 2018

(In thousands of Mexican Pesos)

	2016		2017		2018
Cash flows from operating activities:
Profit for the year	Ps.	3,353,559	Ps.	4,731,081	Ps.	5,138,631
Adjustments for:
Employee benefits		14,718		16,688		7,465
Allowance expected credit loss		1,100		866		(15,131)
Depreciation and amortization		1,348,387		1,443,562		1,569,637
Share of loss of associate		11,728		10,620		947
Loss on sale of machinery, equipment and improvements to leased assets		—		—		5,554
Net gain on derivative financial instruments		(68,261)		(34,361)		(29,643)
Interest expense for financing activity		357,087		600,813		896,165
Unrealized exchange gain (loss)		549,768		(172,849)		10,827
Long term provisions		6,480		6,480		(2,650)
Income tax expense		1,266,573		1,440,641		1,869,041
		6,841,139		8,043,541		9,450,843
Changes in:
Trade accounts receivable		(434,534)		(394,746)		(383,361)
Recoverable income tax and other current assets		116,181		9,275		93,827
Concession taxes payable		107,473		55,422		43,672
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		48,875		54,110		45,754
Accounts payable		205,797		24,580		114,384
Taxes payable		(1,816)		49,169		90,811
Deposits received in guarantee		203,987		147,714		43,121
Cash generated by operating activities		7,087,102		7,989,065		9,499,051
Income taxes paid		(1,445,899)		(1,820,363)		(2,263,432)
Net cash provided by operating activities		5,641,203		6,168,702		7,235,619
Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased buildings, improvements to concession assets and advance payments to suppliers		(1,856,997)		(1,923,893)		(2,501,656)
Proceeds from sales of machinery and equipment		329		—		6,604
Equity reimbursement from associate		58,868		—		10,034
Net cash outflows on acquisition of subsidiary		—		—		(50,354)
Other investment activities		(18,757)		(14,682)		(15,039)
Net cash used in investing activities		(1,816,557)		(1,938,575)		(2,550,411)
Cash flows from financing activities:
Dividends declared and paid		(2,139,092)		(3,006,292)		(4,004,886)
Dividends paid to non-controlling interest		—		—		(274,685)
Capital distribution		(1,750,167)		(1,750,167)		(1,250,870)
Proceeds from issuance of debt securities		2,600,000		3,800,000		—
Proceeds from bank loans		3,528,849		—		534,807
Repayments on bank loans		(3,661,049)		(151,724)		(252,095)
Derivative financial instruments		(4,193)		—		—
Interest paid on leasing		—		—		(3,733)
Payment of obligations for leases		—		—		(11,504)
Interest paid on financial loans		(345,533)		(579,133)		(903,728)
Net cash provided by (used in) financing activities		(1,771,185)		(1,687,316)		(6,166,694)
Effects of exchange rate changes on cash held:		138,178		(806)		(97,200)
Increase in cash and cash equivalents		2,191,639		2,542,005		(1,578,686)
Cash and cash equivalents at beginning of year		2,996,499		5,188,138		7,730,143
Cash and cash equivalents at the end of year	Ps.	5,188,138	Ps.	7,730,143	Ps.	6,151,457
Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets	Ps.	441,515	Ps.	409,271	Ps.	318,519

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

(In thousands of Mexican Pesos)

1.	Activities of the Company and significant events

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San José del Cabo,  Guanajuato (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes. Additionally, in April 2015, GAP acquired 100% of the shares of Desarrollo de Concesiones Aeroportuarias, S.L. (DCA), a Spanish company, which owns a majority stake in MBJ Airports Limited (MBJA), which operates the Sangster International Airport in Montego Bay in Jamaica. Likewise, in October 2018, GAP through its subsidiary PAC Kingston Airport Limited (PACKAL) entered into a concession contract to operate the Norman Manley International Airport (NMIA) with Airports Authority of Jamaica (AAJ) as of October 2019. The Company’s principal address is Mariano Otero Avenue 1249 B, six floor, Rinconada del Bosque, zip code 44530, Guadalajara, Jalisco, Mexico.

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

On April 20, 2015, the Company carried out a transaction with Spanish company Abertis Airports, S.A. (Abertis) for the acquisition of 100% of the shares of DCA. The transaction was fully paid on the same date. The acquisition was the result of a private and confidential bidding process among various participants which concluded in favor of GAP. The total amount of the transaction was USD$192 million.

DCA has a 74.5% stake in MBJA, the entity that operates Sangster International airport in Montego Bay in Jamaica. MBJA holds the concession to operate, maintain and utilize the airport for a period of 30 years, beginning April 2, 2003. Vantage Airport Group Limited (Vantage) owns the remaining 25.5% stake in MBJA.

DCA also has a 14.77% stake in SCL Terminal Aéreo Santiago, S.A. (SCL), the operator of the international terminal in Santiago de Chile until September 30, 2015. On September 30, 2015, the concession to operate the Santiago de Chile airport expired, consequently, those assets were immediately returned to the Chilean government and the new operator without any significant incidents. Though SCL will no longer have operations, according to the concession agreement, SCL must remain in effect for an additional year after the transfer, so if there are potential contingencies, SCL can address them. After that first year, SCL will remain in effect until its dissolution in accordance with tax regulations in Chile.

b.	Significant events
–

In an Annual General Ordinary Stockholders’ Meeting held on April 25, 2018, the stockholders approved a dividend payment of Ps. 7.62 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Mexican Securities Market Law. The first payment for Ps. 3.81 per share was in cash on August 20, 2018 for a total of Ps. 2,002,443 and the second payment for Ps. 3.81 per share was made on November 20, 2018 for a total of Ps. 2,002,443 The total payment for dividends was Ps. 4,004,886, as mentioned in Note 19.f.

–

In a General Extraordinary Stockholders’ Meeting held on April 25, 2018, the stockholders approved a capital reduction of Ps. 2.38 per share. The payment was made on May 11, 2018 for Ps. 1,250,870 as described in Note 19.g.

–

On October 10, 2018, the Company through its subsidiary PACKAL, entered into a concession agreement with AAJ, with which the authority guaranteed to PACKAL the right to rehabilitate, develop, operate and maintain NMIA for a period of 25 years with the possible extension of 5 years, as of October 10, 2019, or earlier if the preceding conditions have been met.

–

In accordance with the terms of the concession agreement, the Company will make a payment of USD $7.1 million (USD $2.1 million to the International Finance Corporation (IFC) and USD $5.0 million to the AAJ), for the assignment of said contract during the following 12 months and will take control of the operation and administration of NMIA in October 2019. Once the operation begins, PACKAL is obliged to pay the AAJ a concession right of 62.01% of the total aeronautical and commercial revenues

–

All long-lived assets located in the NMIA are owned by AAJ. Upon the expiration of the term of the concessions agreement granted to the Company, the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ. During 2018 it did not have the operation of the airport, therefore, its consolidation does not represent income or operating expenses.

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

–	Historical cost – Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

–

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

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability

This is the first set of consolidated financial statements of the Company in which IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments has been applied, as well as early adopted IFRS 16 Leases. Changes in the main accounting policies are described in Note 2.e.

d.

Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2016, 2017 and 2018. The consolidated subsidiaries are as follows:

Company	% participation	Location	Activity
Aeropuerto de Aguascalientes, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto del Bajío, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Guadalajara, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Hermosillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de La Paz, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Los Mochis, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Manzanillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Mexicali, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Morelia, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de San José del Cabo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Tijuana, S.A. de C.V.	99.99%	Mexico	Operation of airport
Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)	99.99%	Mexico	Provides personnel services
Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)	99.99%	Mexico	Social advice and support infrastructure of educational institutions
Puerta Cero Parking, S.A. de C.V. (PCP)	99.99%	Mexico	Operation of parking lot
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)	99.99%	Mexico	Administrative services
Aerocomercializadora del Pacifico, S.A. de C.V.	99.99%	Mexico	Operation of hotel infrastructure and other commercial services (without operation in 2018)
Desarrollo de Concesiones Aeroportuarias, S.L. (Consolidated as of April 2015) (DCA)	100.0%	Spain	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited (consolidated as of April 2015) (MBJA)	74.50%	Jamaica	Operation of airport
PAC Kingston Airport Limited (PACKAL)	99.99%	Jamaica	Operation of airport (without operation in 2018)
GA del Pacífico es do Brasil, LTDA	99.99%	Brazil	No operation

Control is achieved when the Company:

•	Has power over the investee;
•	Is exposed, or has rights, to variable returns from its involvement with the investee; and
•	Has the ability to use its power to affect its returns.

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

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company's accounting policies.

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

e.	Application of new and revised International Financing Reporting Standards

Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) and interpretations that are mandatorily effective for the current year

The Company has adopted IFRS 9, IFRS 15 and early adopted IFRS 16 from January 1, 2018 and another new IFRS standards and new interpretation issued by the International Accounting Standards Board (IASB), which did not have significant effect in the consolidated financial statements of the Company.

Impact of initial application of IFRS 9 Financial Instruments

During 2018, the Company adopted IFRS 9 - Financial Instruments and adjustments related to other IFRS Standards that are effective for the year beginning on or after January 1, 2018. This standard replaces IAS 39 – Instruments Financial: Recognition and Measurement. The Company has adopted IFRS 9 using the cumulative effect method, which allows the Company not to restate comparative financial statements; however, there were no effects of applying this standard at January 1, 2018, as explained below.

IFRS 9 introduced new requirements for:

a.	The classification and measurement of financial assets and financial liabilities,
b.	Impairment of financial assets, and
c.	General hedge accounting.

Details of these new requirements as well as their impact on the Company consolidated financial statements are described below:

(a)	Classification and measurement of i) financial assets and ii) Classification and measurement of financial assets

i)	Financial assets

IFRS 9 contains three principal classification categories for financial assets: i) measured at amortized cost, ii) Fair value through other comprehensive income (FVOCI) and iii) Fair value through other comprehensive income (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

The Company reviewed and assessed the existing financial assets as at January 1, 2018 based on the facts and circumstances that existed at that date and concluded that the initial application of IFRS 9 has had the following impact on the Entity’s financial assets as regards their classification and measurement:

•	There is no change in the measurement of the Company investments in equity instruments that are held for trading; those instruments were and continue to be measured at FVTPL;

•

The financial assets classified as held-to-maturity and loans and accounts receivables under IAS 39 that were measured at amortized cost continue to be measured at amortized cost under IFRS 9, as they are held within a business model to collect contractual cash flows and these cash flows consist solely of payments of principal and interest on the principal amount outstanding.

None of the other reclassifications of financial assets have had any impact on the Company financial position, profit or loss, other comprehensive income or total comprehensive income in either year.

The effect of adopting IFRS 9 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements.

The below chart explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company financial assets as of January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39		New carrying amount IFRS 9
Financial assets
Cash and cash equivalents	Financial assets	Amortised cost	Ps.	7,730,143	Ps.	7,730,143
Trade accounts receivable	Financial assets	Amortised cost		997,370		997,370
Derivative financial instruments	Fair value – hedging instrument	Fair value – hedging instrument		106,815		106,815

ii)	Financial liabilities

A significant change introduced by IFRS 9 in the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of the issuer.

Specifically, IFRS 9 requires that the changes in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss.

The Changes in fair value attributable to credit risk are not subsequently reclassified to profit or loss, but are instead transferred to retained earnings when the financial liability is derecognized. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at FVTPL was presented in profit or loss.

In addition to the above, the application of IFRS 9 has not had an impact on the classification and measurement of the Company's financial liabilities.

The effect of adopting IFRS 9 on the carrying amounts of financial liabilities at January 1, 2018 relates solely to the new impairment requirements.

The below chart explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company financial liabilities as of January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39		New carrying amount IFRS 9
Financial liabilities
Long-term debt securities	Financial liabilities	Financial liabilities	Ps.	9,000,000	Ps.	9,000,000
Current and long term bank loans	Financial liabilities	Financial liabilities		4,252,258		4,252,258
Accounts payable	Financial liabilities	Financial liabilities		1,037,155		1,037,155

(b)	Impairment of financial assets

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss (ECL) model as opposed to an incurred credit loss model under IAS 39. This model of credit loss requires the Company to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. That is, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Specifically, IFRS 9 requires the Company to recognize a loss allowance for expected credit losses on:

(1)	Debt investments measured subsequently at amortized cost or at FVTOCI,
(2)	Lease receivables,
(3)	Trade receivables and contract assets, and

(4)	Financial guarantee contracts to which the impairment requirements of IFRS 9 apply.

In particular, IFRS 9 requires the Company to measure the loss allowance for a financial instrument at an amount equal to the lifetime of ECL if the credit risk on that financial instrument has increased significantly since initial recognition, or if the financial instrument is a purchased or originated credit-impaired financial asset. However, if the credit risk on a financial instrument has not increased significantly since initial recognition (except for a purchased or originated credit-impaired financial asset), the Company is required to measure the loss allowance for that financial instrument at an amount equal to 12-months ECL. IFRS 9 also requires a simplified approach for measuring the loss allowance at an amount equal to lifetime ECL for trade receivables, contract assets and lease receivables in certain circumstances.

The Company has evaluated the application of the requirements for impairment of IFRS 9 as of January 1, 2018, where it was determined that the allowance for the expected credit losses is consistent with the policies previously used by the Company, therefore the application of this the Standard had no impact on the consolidated financial statements of the Company.

(c)	General hedge accounting.

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required.

IFRS 9 requires hedging gains and losses to be recognized as an adjustment to the initial carrying amount of non-financial hedged items (basis adjustment).  In addition, transfers from the hedging reserve to the initial carrying amount of the hedged item are not reclassification adjustments under IAS 1 Presentation of Financial Statements and hence they do not affect other comprehensive income. Hedging gains and losses subject to basis adjustments are categorized as amounts that will not be subsequently reclassified to profit or loss in other comprehensive income. This is consistent with the Entity’s practice prior to the adoption of IFRS 9.

Likewise, the Company does not record for hedge accounting, therefore, the application of the hedge accounting requirements of IFRS 9 has not had any other impact on the results and financial position of the Company for the current and future years or previous.

Impact of the application of IFRS 15 Revenue from Contracts with Customers

In the current year, the Company adopted IFRS 15 Revenue from contracts with customers that is effective for an annual period beginning on or after January 1, 2018. IFRS 15 defines a 5-step approach to the recognition of income. The following describes the new requirements and their impact on the consolidated financial statements of the Company.

The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients); however, there were no effects of initially applying this standard, as of the date of initial application at January 1, 2018, (see note 21). Under the cumulative effect transition method the information presented for 2017 has not been restated it is presented, as previously reported, under IAS 18 Revenues and related interpretations Additionally, the disclosure requirements in IFRS 15 have been applied to comparative information.

IFRS 15 uses the terms ‘contract asset’ and ‘contract liability’ to describe what might more commonly be known as ‘accrued revenue’ and ‘deferred revenue’, however this standard does not prohibit an entity from using alternative descriptions in the statement of financial position. The Company has adopted the terminology used in IFRS 15 to describe such balances.

The Company accounting policies for its revenue streams are disclosed in detail in note 3.o and 21 below. Apart from providing more extensive disclosures for the Company revenue transactions, as explained above the application of IFRS 15 has no effects on the consolidated statements of financial position and/or financial performance of the Company.

Impact of application of IFRS 16 Leases

During 2018, the Company adopted early the IFRS 16 - Leases, which provides an integral model for the identification of lease agreements and their treatment in the consolidated financial statements, both for lessors and tenants. IFRS 16 replaced the current lease guidance that includes IAS 17 Leases and Related Interpretations, when it became effective for accounting periods beginning on or after January 1, 2018.

The Company has early adopted IFRS 16 by applying the modified retrospective approach as of January 1, 2018, which means that the comparative periods presented in the consolidated statement of financial position were not modified. The initial effect in the consolidated financial statements was not significant as explained below.

In contrast to the lessee's accounting, IFRS 16 substantially transfers the accounting requirements of the lessor in IAS 17.

–	Impact of the new definition of a lease

The Company used of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2018.

The change in definition of a lease mainly relates to the concept of control. IFRS 16 distinguishes between leases and service contracts on the basis of whether the use of an identified asset is controlled by the customer. Control is considered to exist if the customer has:

•	The right to obtain substantially all of the economic benefits from the use of an identified asset; and
•	The right to direct the use of that asset.

The Company applied the definition of a lease and related guidance set out in IFRS 16 to all lease contracts entered into or modified on or after January 1, 2018 (whether it is a lessor or a lessee in the lease contract). In preparation for the first-time application of IFRS 16, the Company has carried out an implementation project in order to review and determinate the different types of contracts.

When measuring the lease liabilities, the Company discounted the lease payments using incremental borrowing rate as of January 1, 2018. The weighted average rate applied is 8.23%.

	January 1, 2018
Operating lease commitment at December 31, 2017 as disclosed in the Company consolidated financial statements	Ps.	62,948
Discount of the present value using the incremental loan rate at January 1, 2018.		(4,257)
Recognition exemption for:
Short – term leases		(680)
Lease liabilities recognised at January 1, 2018	Ps.	58,011

As of the date of these consolidated financial statements, the Company has evaluated its operating leases, which are for the rental of spaces for its corporate offices, leases of utility vehicles and operating vehicles. In accordance with this standard, all those contracts whose termination date is less than 12 months were recognized in the period's results in the cost of services item in the consolidated statement of income and other comprehensive income.

The effects in the consolidated financial statements as of January 1, 2018 for the assets for right of use were Ps.62,268 and the liability for assets in leases was Ps.58,011. The quantified amounts are not significant for the consolidated financial statements and retained earnings were not affected as required by IFRS 16.

Impact on Lessee Accounting

Policy applicable from January 1, 2018

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified assets for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

–

The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

–	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

–

The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

–	the Company has the right to operate the asset; or
–	the Company designed the asset in a way that predetermines how and for what purpose it will be used.

The lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company incremental borrowing rate as at January 1, 2018.

Right-of-use assets are measured at either:

–

Their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application – the Company applied this approach to its largest property leases and vehicles; or

–	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments – the Company applied this approach to all other leases.

The Company recognizes a right-of-use asset at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

–	Applied a single discount rate to a portfolio of leases with similar characteristics.
–	Adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application, as an alternative to an impairment review.
–	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.
–	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
–	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.
–	Impact on Lessor Accounting

Under IFRS 16, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. However, IFRS 16 has changed and expanded the disclosures required, in particular regarding how a lessor manages the risks arising from its residual interest in leased assets.

Under IFRS 16, an intermediate lessor accounts for the head lease and the sublease as two separate contracts. The intermediate lessor is required to classify the sublease as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Annual Improvements to IFRS 2015 - 2017

IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIC 22 addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (for example, a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

The application of this amendment has no effect on the Company's consolidated financial statements.

f.

Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2016, 2017 and 2018, and for the years then ended, are prepared in pesos, which is both, the functional and reporting currency of the Company and are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates as of year–end for each period

Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions. During 2016, 2017 and 2018, were as follows:

Currency	2016		2017		2018
Pesos / USD	Ps.	18.6568	Ps.	18.9326	Ps.	19.2357
USD / Euros		USD$1.1066		USD$1.1293		USD$1.1815

g.

Use of estimates and critical judgments in preparing the financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities, income and expenses of the relevant period. Actual results could differ from these estimates. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

–	Expected credit loss (Note 6)
–	Definition of useful lives and depreciation and amortization periods (Note 3.c. and 3.d.)
–	Identification and classification of leases (Note 15)
–	Probability of recovery of deferred income tax from tax loss carryforwards (Note 12.g)
–	Recovery of tax on assets paid in prior years (Note 12.i)
–	Assumptions used to determine liabilities for retirement benefits (Note 18)
–	Contingency liabilities (Note 29)

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

–

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

i.

Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2016, 2017 and 2018, other comprehensive income are represented by the effects of translation of foreign subsidiaries and actuarial remeasurements. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are recognized in the income statement as long as permitted under IFRS.

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

i. Recognition and initial measurement

Trade account receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price. A commercial debtor without a significant financing component is initially measured at the transaction price

ii. Classification and subsequent measurement Financial assets and liabilities

Financial assets – Policy applicable from January 1, 2018.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at FVTOCI:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss.

–	Financial assets – Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset a level of trade account receivables because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the trade account receivables and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•	how the performance of the trade account is evaluated and reported to the key management personnel;
•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•	how managers of the business are compensated; and
•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Subsequent measurement and gains and losses: Policy applicable from January 1, 2018

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

For financial assets other than purchased or originated credit-impaired financial assets, the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortized cost of the debt instrument on initial recognition.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss provision.

Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost and at FVTOCI. For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.

For purchased or originated credit-impaired financial assets, the Company recognizes interest income by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. The calculation does not revert to the gross basis even if the credit risk of the financial asset subsequently improves so that the financial asset is no longer credit-impaired.

Interest income is recognized in profit or loss and is included in the finance income – finance income line item (Note 27).

Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL.

Specifically:

•

Investments in equity instruments are classified as at FVTPL, unless the Entity designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition.

•

Debt instruments that do not meet the amortized cost criteria or the FVTOCI criteria (see (i) and (ii) above) are classified as at FVTPL. In addition, debt instruments that meet either the amortized cost criteria or the FVTOCI criteria may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency (so called ‘accounting mismatch’) that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. The Entity has not designated any debt instruments as at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the finance cost.

Debt investments at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.  Equity investments at FVOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Foreign exchange gains and losses

The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period.

Specifically:

•	for financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in profit or loss in the line of finance cost;
•

for debt instruments measured at FVTOCI that are not part of a designated hedging relationship, exchange differences on the amortized cost of the debt instrument are recognized in profit or loss in the line of finance cost. Other exchange differences are recognized in other comprehensive income in foreign currency translation reserve;

•	for financial assets measured at FVTPL that are not part of a designated hedging relationship, exchange differences are recognized in profit or loss in the line of finance cost; and
•	for equity instruments measured at FVTOCI, exchange differences are recognized in other comprehensive income in foreign currency translation reserve.

Write-off policy

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date; for financial guarantee contracts, the exposure includes the amount drawn down as at the reporting date, together with any additional amounts expected to be drawn down in the future by default date determined based on historical trend, the Company understanding of the specific future financing needs of the debtors, and other relevant forward-looking information.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. For a lease receivable, the cash flows used for determining the expected credit losses is consistent with the cash flows used in measuring the lease receivable in accordance with IFRS 16 Leases.

If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date, except for assets for which simplified approach was used.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and accumulated in the investment revaluation reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another Company. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. In addition, on derecognition of an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. In contrast, on derecognition of an investment in equity instrument which the Entity has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the investments revaluation reserve is not reclassified to profit or loss, but is transferred to retained earnings.

Financial assets – Policy applicable before January 1, 2018

The Company’s financial assets are classified into the following specified categories: i) financial assets at fair value through profit or loss (FVTPL) and ii) accounts receivable.

–	Financial assets at FVTPL – Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gain or loss arising on remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned from the financial asset and is included in the finance income in the consolidated statements of profit or loss and other comprehensive income.

–

Accounts receivable – Trade accounts receivable and other receivables, with fixed or determinable payments that are not quoted in an active market are classified as receivables. Interest income is recognized by applying the effective interest rate, except for the short term receivables, in the event that the recognition of interest is not material.

Financial liabilities – Policy applicable from January 1, 2018

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

–	Derecognition of financial assets

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Financial liabilities and equity instruments – Debt and equity instruments are classified as financial or capital liabilities according to the content of the contractual agreements and the definitions of a financial liability and a capital instrument.

–	Equity instruments

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

–	Offsetting

Even when the Company has the right, in certain cases, for a compensation of financial assets and liabilities, as of the date of this consolidated financial statements, the Company does not have the intention of compensate a liability with an asset, nor expect in a short term may require it. Therefore, deposits received in guarantee are presented separately from accounts receivable.

b.

Cash and cash equivalents – Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses with immediate availability as well as cash equivalents designates for expenditure, held in trust (See Note 5). Cash is stated at nominal value and cash equivalents are valued at fair value that does not exceed their market value; the yields, which are recognized as interest income as it accrues.

c.	Machinery, equipment and improvements on leased assets
–

Recognition and valuation – Machinery, equipment and improvements to leased assets are recognized at acquisition cost less accumulated depreciation and any accumulated impairment losses. The acquisition cost includes expenses directly attributable to the acquisition of the asset.

When significant parts of an asset of machinery, equipment and improvements to leased assets have different useful lives, they are accounted for separately as a component of the asset.

Gains and losses from sales or retirements of machinery, equipment and improvements to leased assets are determined comparing the proceeds from the sale or retirement against net amount of machinery, equipment and improvements to leased assets and are recognized net in other income in the consolidated statement of profit and loss and other comprehensive income.

–

Subsequent costs – The cost to replace a part or item of machinery, equipment and improvements to leased assets are recognized in the value of the asset when it is probable that future economic benefits associated with that part will flow to the Company and its cost can be measured reliably. The net value of the replaced item is derecognized at its net book value. Minor maintenance costs are recognized in the consolidated statement of profit and loss and other comprehensive income.

–

Depreciation – Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other substitute value of that cost based on the straight-line method, this is the value that reflects more certainty the expected pattern of consumption of future economic benefits implicit in the active. The Company does not determine residual values for machinery, equipment, improvements and leased assets as they are not considered to be material.

–

Depreciation of machinery and equipment is recognized in the consolidated statement of profit and loss and other comprehensive income and is calculated under the straight-line method based on the useful lives of the related assets. Also, improvements to leased assets are amortized by the straight-line method based on the remaining useful life of the improvements or the lease term, whichever is less. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis.

The estimated useful lives for the current period and comparative period are as follows:

	Useful life (years)	Average annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	3.3 – 4	30% - 25%
Transportation equipment	4 – 5	25% - 20%
Communication equipment	10 – 4 – 3.3	10% - 25% - 30%
Improvements on leased assets	10	10%

d.	Intangible Assets
–

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

–

Airport concessions –  The Company recognized an intangible asset of the Concession granted by the SCT to manage and operate each of the airports in Mexico for 50 years since its acquisition. As regards to MBJA, the Company recognized an intangible asset at the fair value of the concession to operate and exploit that airport until 2033 according to the determination of fair values resulting from the acquisition of DCA and MBJA accordance IFRS 3 Business Combinations. Likewise, PACKAL recognized an intangible asset for the amount specified in the contract with the AAJ for the right to operate the airport at the time of taking possession and for a period of 25 years with a possible extension of 5 additional years.

–

Rights to use airport facilities –rights to use airport facilities in Mexico are recorded at acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and exploit them during the Concession term. At MBJA and PACKAL no rights to use airport facilities were identified.

–

Other acquired rights – These rights correspond to payments made by the Company after the date the Mexican concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded at its acquisition cost. In MBJA and PACKAL there are no other acquired rights.

–

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

Amortization periods for the current and comparative period are as follows:

	Period (years)	Average annual amortization rate
Improvements to concession assets	12.5 – 20	8% - 5%
Airport concessions	18 – 25 – 49	5.5% - 4% - 2%
Rights to use airport facilities	10 – 49	10% - 2%
Other acquired rights	44 – 48	2%

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

f.	Impairment of financial and non-financial assets (Tangible and intangible)

–	Financial assets – Policy applicable from January 1, 2018

The Company recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost or at FVTOCI, lease receivables, trade receivables and contract assets, as well as on financial guarantee contracts. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Company always recognizes lifetime ECL for trade receivables, contract assets and lease receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

–	Definition of default

The Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:

•	when there is a breach of financial covenants by the debtor; or
•

information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Entity, in full (without taking into account any collateral held by the Company).

Irrespective of the above analysis, the Company considers that default has occurred when a financial asset is more than 90 days past due unless the Company has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

–	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;
(b)	a breach of contract, such as a default or past due event;
(c)

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

(d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
(e)	the disappearance of an active market for that financial asset because of financial difficulties.

–

Financial assets – Policy applicable before January 1, 2018. A financial asset that is not recognized at FVTPL is evaluated by the Company at the close of each reporting period to determine whether there is evidence of potential impairment. A financial asset is impaired if there is objective evidence that a loss has occurred after the initial recognition of the asset and that loss has a negative effect on the estimated future cash flows of the asset, that can be estimated reliably.

For all other financial assets, objective evidence of impairment could include:

–	Significant financial difficulty of the issuer or counterparty; or
–	Breach in the payment of the interests or the loan; or
–	It is probable that the borrower will enter in bankruptcy or into a financial reorganization; or
–	The disappearance of an active market for that financial asset because of financial difficulties.

An impairment loss on financial assets carried at amortized cost is calculated as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Losses are recognized in consolidated statements of profit or loss and other comprehensive income and are reflected in the expected credit loss included in cost of services in the “other” category. When a subsequent event causes the amount of impairment loss to reverse, such amount is recognized in consolidated statements of profit or loss and other comprehensive income on a prospective basis and cannot exceed the amount of the impairment previously recognized.

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

–

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

h.

Derivative financial instruments and hedge accounting – Policy applicable from January 1, 2018. The Company occasionally uses derivative financial instruments, specifically interest rate CAPS and SWAPS, to hedge its exposure to the risk of increasing on the interest rate arising primarily from debt instruments.

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

The Company may designate certain instruments as hedges for accounting purposes if at inception of the hedge, documents the relationship between the hedging instrument and the hedged item, as well as the risk management and management strategy objectives for undertaking various hedging transactions.

Additionally, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to changes in fair value or changes in cash flows of the hedged item.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The Company designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (“forward points”) is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity.

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

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the foreign currency forward contracts relating to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the other income line.

Gains and losses on the hedging instrument accumulated in the foreign currency translation reserve are reclassified to profit or loss on the disposal or partial disposal of the foreign currency translation reserve.

Derivative financial instruments and hedge accounting – Policy applicable before January 1, 2018. The policy applied in the comparative information presented for 2017 is similar to that applied for 2018. However, for all cash flow hedges, including hedges of transactions resulting in the recognition of non-financial items, the amounts accumulated in the cash flow hedge reserve were reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affected profit or loss. Furthermore, for cash flow hedges that were terminated before 2017, forward points were recognized immediately in profit or loss.

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

k.

Leases – As a lessee as of January 1, 2018 – Except for the changes below, the Company has consistently applied the accounting policies to all periods presented in these consolidated financial statements, the Company applied IFRS 16 using the modified retrospective approach, as a result, the Company has changed its accounting policy for lease contracts as detailed below.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2018.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases, that is, these leases are in the consolidated statement of financial position in the short and long term.

Assets held under leases are recognized as assets of the Company at their fair value, at the beginning of the lease, or if this is less, at the present value of the minimum lease payments. The corresponding liabilities to the lessor is included in the consolidated statement of financial position as a lease liability.

Amortization of assets by right of use - After initial recognition, amortization is recognized in the consolidated statements of profit or loss and other comprehensive income in accordance with the straight-line method applied to the period of the lease contract from the moment in which possession is held of the leased asset.

Lease payments are distributed between financial expenses and the reduction of lease obligations in order to achieve a constant interest rate on the remaining balance of the liability. Financial expenses are charged directly to income for the year.

Payments made by the Company as a lessee prior to January 1, 2018, under operating leases, were recognized in the consolidated statement of income and other comprehensive income on a straight-line basis over the term of the lease. The lease incentives received are recognized, as the case may be, as a decrease in total lease expenses during the term of the contract.

The payments made by the Company as a lessee prior to January 1, 2018 under operating leases were recognized in the consolidated statements of profit of loss and other comprehensive income on a straight-line basis over the lease term. Lease incentives received are recognized, as applicable, as a decrease in overall rental costs over the term of the contract.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

The Company recognizes lease payments received under operating leases as income on a straight – line basis over the lease term as part of revenues.

–	Policy as lessor applicable before January 1, 2018.

The Company lease space within the terminals is leased through operating lease agreements, based on either a monthly fixed rent or a charge based on the higher of a minimum monthly rent or a percentage of the lessee’s monthly revenues. Rental income from the Company’s leases is recognized on a straight-line basis over the term of the relevant lease.

The accounting policies applicable to the Company as a lessor in the comparative period were not different from IFRS 16.

l.

Provisions and contingent liabilities – are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

m.

Direct employee benefits – The Company provides its employees in Mexico and abroad different types of benefits. In Mexico, the liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits primarily include statutory employee profit sharing (PTU) payable, compensated absences, vacation and vacation premium and incentives. The PTU is recorded in the income year in which it is incurred and presented under cost of services in the consolidated statements of profit or loss and other comprehensive income.

n.

Employee benefits – The seniority premium liability are calculated by independent actuaries at the projected unit credit method using nominal interest rates. The measurements of the defined benefit liability, which includes actuarial gains and losses, the performance of the plan assets (excluding interest) and the effect of the asset ceiling, are recognized immediately in other comprehensive income. The Company has determined the net interest income for the defined benefit liability net of the period applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), considering any change in the liability (asset) for net defined benefit during the period as a result of contributions and benefits payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit and loss in the year.

The past service cost is recognized in the profit or loss in the year of the plan amendment. Interest is calculated using the discount rate at the beginning of the period the balance of the defined benefit obligation. Defined benefit costs are classified as follows:

–	Cost of service (including current service cost, past service cost and gains and losses on reductions and compensations).
–	Interest expenses.
–	Remeasurements.

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

o.

Revenue recognition – The Company has initially applied IFRS 15 from January 1, 2018. The adoption of this standard does not have any effect as described in note 2.e. Aeronautical and non-aeronautical revenues are recognized at their fair value, in the same period subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

–

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

–

Revenues from non-aeronautical services – Revenues from non-aeronautical services consist mainly of the leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, other miscellaneous revenues and royalties for the use of Company´s brands.

Commercial space within the terminals is leased through operating lease agreements, based on either a monthly fixed rent or a charge based on the higher of a minimum monthly rent or a percentage of the lessee’s monthly revenues.  Rental income from the Company’s leases is recognized on a straight-line basis over the term of the relevant lease.

–

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

Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

However, currency translation reserve arising from the translation of the following items are recognized in OCI:

–

an investment in equity securities designated as at FVOCI (2017: available-for-sale equity investments (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to profit or loss));

–	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective;
–	and qualifying cash flow hedges to the extent that the hedges are effective

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

The Company did not recognize deferred taxes for the following items:

–	Initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor tax results.

–

Differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and where the Company has the power to control the reversal date.

s.

Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period, adjusted by repurchased shares retained in treasury. The Company does not have any dilutive securities; therefore, basic and diluted earnings per share are the same.

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

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

–	the gross carrying amount of the financial asset; or
–	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

u.

Operating segments – An operating segment is a component of the Company:1)  that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company, 2) whose operating results are regularly reviewed by Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and 3) for which discrete financial information is available.  The Company has determined that its Chief Executive Officer its CODM. Each of the airports of the Company represents an operating segment. The Company has determined that its reportable segment, based on quantitative threshold test, to be the Guadalajara, Tijuana, Puerto Vallarta, San José del Cabo, Montego Bay, Hermosillo and Guanajuato airports. The operating segment information relating to the remaining six airports are combined and reported under “Other airports”. The corresponding information related with SIAP (company that provides technical assistance and professional services highly qualified), CORSA (company that provides operative services specialized in aeronautical industry), PCP (company that manages the parking lot operation), Fundación GAP, DCA, as well as the Company’s own operation (including investments in subsidiaries), was combined and included under “Other Companies”. PACKAL once it starts operations in the year 2019 will be included in the Other airports segment. Segment profit and loss is determined based on income before income taxes.  Segment assets represent total assets and segment liabilities represent total liabilities. The accounting policies used in reporting segment information are the same as those used in the preparation of these consolidated financial statements, except that the investments in subsidiaries are accounted for under the equity method for purposes of determining segment assets and segment profit and loss for purposes of what is reported for “Other Companies”. Intersegment transactions are based on prices available to third parties.

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

4.	Financial risk management

The Company is exposed to the following risks from the use of financial instruments:

-	Credit risk
-	Liquidity risk
-	Market risk

This note presents information about the Company’s exposure to each of the above risks, the objectives, policies and processes of measuring and risk management of the Company. In different sections of these consolidated financial statements, the Company has included additional in-depth disclosures.

At December 31, 2016, 2017 and 2018, financial instruments held by the Company are comprised of the following:

	December 31, 2016		December 31, 2017		December 31, 2018
Financial assets
Cash and cash equivalents	Ps.	5,188,138	Ps.	7,730,143	Ps.	6,151,457
Receivables		607,544		997,370		1,395,362
Derivative financial instruments		72,454		106,815		136,457
Financial liabilities at amortized cost
Long-term debt securities	Ps.	5,200,000	Ps.	9,000,000	Ps.	9,000,000
Current and long term bank loans		4,614,276		4,252,258		4,535,863
Accounts payable		891,611		1,037,155		1,028,737

Financial risk management objectives – The Board of Directors is responsible for developing and monitoring the Company’s risk management policies.

The Company’s risk management policies are established to identify and analyze potential risks, to set appropriate limits and controls, to monitor such risk on an ongoing basis. Policies and risk management systems are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company, through its training and management standards and procedures, aims to develop an environment of disciplined and constructive control in which all employees understand their roles and obligations.

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

Accounts receivable and others – The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2016, 2017 and 2018 the revenues for TUA represented 51.9%, 54.6% and 54.9% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. The 26.3%, 27.9% and 28.9% of the Company’s revenues in 2016, 2017 and 2018 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. The 27.6%, 27.8% and 28.6% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2016, 2017 and 2018 were generated by the Guadalajara airport. In addition, the 92.6%, 92.7% and 92.3% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2016, 2017 and 2018, respectively, were generated by seven of the Company's airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Montego Bay, Guanajuato and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA in Mexico, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse to the airport the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the case of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. At December 31, 2016, 2017 and 2018, the Company has customer deposits received in guarantee of Ps. 936,828, Ps. 1,082,537 and Ps.1,130,740, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

When reviewing credit risk, management groups the Company’s clients according to their credit characteristics that include whether the customer is an individual or a corporation, if they are airline customers, commercial customers, age and the existence of previous financial difficulties.

The Company systematically and periodically reviews the aging and collection of trade accounts receivable, and recognizes an expected credit loss when it has evidence that it is probable these accounts will not be recovered (Note 6).

Credit risk

For accounts receivable from commercial customers, the Company has applied the simplified approach in IFRS 9 to measure the provision for losses in the expected credit loss for life. The Company determines the expected credit losses in these items using a provision matrix, estimated based on the historical experience of credit losses based on the past due status of customers, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. As a result, the credit risk profile of these assets is presented based on their matured status in terms of the provision matrix. Note 6 includes additional details on the provision for losses for these assets, respectively.

Following table presents information on the exposure to credit risk and expected credit losses for accounts receivable from customers as of December 31, 2018.

Balance of the trade account receivables as of December 31, 2018	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impaired

Current (not past due)	0.54%	Ps.	1,319,676	Ps.	7,126	No
1 to 30 days past due	4.48%		70,073		3,141	No
31 to 60 days past due	17.91%		25,934		4,645	No
61 to 90 days past due	31.0%		14,482		4,489	No
More than 90 days past due	15.1%		92		14	Yes
Legal	100.0%		13,780		13,780	Yes
		Ps.	1,444,037	Ps.	33,195

Loss rates are based on actual credit loss experience over the past three years. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Company’s view of economic conditions over the expected lives of the receivables. The effects of the initial adoption of IFRS 9 are explained in Note 2.d.

–

Financial instruments held for trading purposes – The Company limits its exposure to credit risk by investing in government-backed securities. Management constantly monitors credit ratings to anticipate any counterparty defaults.

–

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt; this excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters.  The Company has external financing as described in Note 17 for compliance of its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2016, the Company does not have any unused lines of credit. As of December 31, 2017 and 2018 the Company has credit lines for USD$40 million and USD$12 million, respectively.

Following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2016, 2017 and 2018:

	December 31, 2016
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		3,700,000		—		3,700,000
Fixed rate loans			667		2,027		5,608		37,756		236,538		282,596
Variable rate bank loans			—		—		76,457		4,255,223		—		4,331,680
Fixed rate interest	9.85%		3,104		6,398		109,563		435,591		375,830		930,486
Variable rate interest	4.73%		16,626		38,363		162,507		531,713		—		749,209
Trade accounts payable	N/A		358,587		334,512		—		—		—		693,099
AMP	N/A		—		—		198,512		—		—		198,512
		Ps.	378,984	Ps.	381,300	Ps.	552,647	Ps.	8,960,283	Ps.	2,112,368	Ps.	12,385,582

	December 31, 2017
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		7,500,000		—		7,500,000
Fixed rate loans			694		1,403		6,548		26,725		225,908		261,278
Variable rate bank loans			—		73,021		59,688		3,858,271		—		3,990,980
Fixed rate interest	9.85%		232		54,138		55,470		432,382		268,450		810,672
Variable rate interest	5.83%		54,308		124,786		520,229		1,656,383		—		2,355,706
Trade accounts payable	N/A		200,056		584,477		—		—		—		784,533
AMP	N/A		—		—		252,622		—		—		252,622
		Ps.	255,290	Ps.	837,825	Ps.	894,557	Ps.	13,473,761	Ps.	1,994,358	Ps.	17,455,791

	December 31, 2018
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps	1,500,000
Long-term debt securities (variable rate)			—		—		—		7,500,000		—		7,500,000
Fixed rate loans			—		—		—		—		225,307		225,307
Variable rate bank loans			—		—		—		4,200,331		110,225		4,310,556
Fixed rate interest	9.83%		2,664		56,198		79,990		555,088		391,014		1,084,954
Variable rate interest	6.91%		64,301		127,822		618,198		1,352,594		3,031		2,165,946
Trade accounts payable	N/A		189,894		540,467		—		—		—		730,361
AMP	N/A		—		—		298,376		—		—		298,376
		Ps.	256,859	Ps.	724,487	Ps.	996,564	Ps.	13,608,013	Ps.	2,229,577	Ps.	17,815,500

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

In MBJ, the tariffs to be charged to domestic and international passengers in USD, which they are composed for a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In April 2015, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in November 2014 came into effect, where the increase in the rate for international passengers was USD$8.50 to USD$19.34 per person and domestic passengers tariffs remained of at USD$5.52 per person. Therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

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

Following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts at December 31, 2018		Peso amounts at exchange rate of Ps. 19.6829 at December 31, 2018		Peso amounts if exchange rate would depreciate 10%		Peso amounts if exchange rate would appreciate 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	186,252	Ps.	3,665,979	Ps.	3,332,708	Ps.	4,032,577
Trade accounts receivable	10,963		215,793		196,176		237,373
	197,215		3,881,773		3,528,884		4,269,950
Financial liabilities:
Accounts payable	(30,274)		(595,889)		(541,717)		(655,478)
Bank loans	(230,447)		(4,535,862)		(4,123,511)		(4,989,449)
Net liability position	(63,506)	Ps.	(1,249,979)	Ps.	(1,136,344)	Ps.	(1,374,977)

Interest rate risk – The Company is exposed to fluctuation in interest rates on financial instruments, such as investments, loans and debt issuances. The Company monitors its interest rate risk and when bank loans are entered into with variable interest rates, it determines whether it should enter into derivative financial instruments, in order to reduce its exposure to the risk of volatility in interest rates type CAP and SWAPS. The negotiation with derivative financial instruments is only entered into with institutions of high repute and credit rating. The Company does not enter into operations for speculative purposes.

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days, LIBOR 30-days in Mexico and LIBOR in MBJA, respectively. If the date of year end 2018, variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and shareholders’ equity for the years ended December 31, 2016, 2017 and 2018 would be as follows:

	2016		2017		2018
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(64,031)	Ps.	(112,134)	Ps.	(121,747)
Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	64,031	Ps.	112,134	Ps.	121,747

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

On May 2, 2017, the Company contracted HSBC México, S.A. (HSBC) for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the GAP 17 debt securities for a value of Ps. 1.5 billion that accrues interest at a rate of 7.21% at the end of the debt securities.

Capital Management – The policy of the Board of Directors of the Company is to maintain a strong capital position to provide confidence to its investors, creditors, and the market and to sustain future development of the business. The Board of Directors monitors the return on equity, which the Company defines as result from net profit divided by total stockholders' equity.

The Board of Directors seeks to maintain the optimal balance for the ratio between total liabilities and stockholders' equity, which may result from increased levels of bank loans up to the financial structure that it deems optimal, therefore, management seeks authorization from the Board of Directors for any additional debt issuances or for the prepayment of debt. While total liabilities grow in relation to equity and net profit continues to increase, the Company will generate higher returns on capital. The Company has no obligation to maintain a ratio of equity to total liabilities in particular.

Following is the ratio of shareholders’ equity to total liabilities of the Company at the end of the reporting period:

	2016		2017		2018
Stockholders’ equity –controlling interest	Ps.	21,333,015	Ps.	21,028,215	Ps.	20,708,985
Total liabilities		13,646,893		17,440,763		17,778,352
Ratio of total stockholders’ equity to liabilities		1.6		1.2		1.2

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

–	The acquisition has to be approved previously at a Shareholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).
–

If the acquisition is made against the Company´s shareholders equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.

–

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

As of December 31, 2016, 2017 and 2018, the fair value of financial liabilities recognized at amortized cost was Ps. 9,841,498, Ps. 13,269,232 and Ps. 13,712,401 respectively, while their book value is Ps. 9,789,511, Ps. 13,339,426 and Ps. 13,620,087, respectively. The fair value of loans is determined in accordance with generally accepted pricing models based on discounted cash flow analysis determined in accordance by Level 1 of fair value.

The fair value of financial assets and liabilities is determined as follows:

–	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
–	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and
–	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3)

Financial instruments recognized at fair value, are categorized according to the fair value hierarchy into levels 1 to 3 based on the degree to which their fair value is objectively observable, are:

–	Financial instruments classified as fair value – Are classified within Level 1 of the fair value hierarchy.
–	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.
5.	Cash and cash equivalents

As of December 31, 2016, 2017 and 2018, the balances are comprised of the following:

	December 31, 2016		December 31, 2017		December 31, 2018
Cash	Ps.	1,560,536	Ps.	1,616,408	Ps.	1,912,047
Investments of cash surpluses		3,326,662		5,855,824		3,894,166
Cash equivalents designated for expenditure, held in trust		300,940		257,911		345,244
	Ps.	5,188,138	Ps.	7,730,143	Ps.	6,151,457

On December 20, 2016 the Company established four trusts for investment and administration with Casa de Bolsa Banorte S.A. de C.V., Grupo Financiero Banorte (Banorte), who acts as a trustee, while the airports of the Company are trustors and beneficiaries. The trusts are controlled by a Technical Committee consisting solely of executives of the Company, these trusts are revocable and only can be destined to pay the execution of MDP in the Guadalajara airport, Hermosillo airport, Puerto Vallarta airport and San José del Cabo airport. On December 29, 2017 the Company signed an agreement with Banorte for the expansion of the trusts with Guadalajara, Puerto Vallarta and San José del Cabo airports. During 2017 and 2018 the investments were made and paid in Guadalajara, Puerto Vallarta and San José del Cabo airports, while the trust of Guadalajara airport has a remaining balance of Ps. 213,699, Puerto Vallarta of Ps. 8,700, and San José del Cabo of Ps. 7,845 including the contributed funds and interest earned for a total amount of Ps. 230,244.

On December 28, 2018 the Company signed an agreement with Banorte for the expansion of the trusts with Guadalajara airport including the contributed funds and interest earned for a total amount of Ps. 115,000.The resources should be invested in government securities denominated in local currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The length of the trust is for the period in which the contracts with the airports are in force. The Company expects these contracts to be completed during 2019. Consequently, the cash held in these trusts are classified as current assets.

6.	Trade accounts receivable

As of December 31, 2016, 2017 and 2018, trade accounts receivable are comprised of the following:

	December 31, 2016		December 31, 2017		December 31, 2018
Trade accounts receivable	Ps.	638,166	Ps.	1,028,898	Ps.	1,444,037
Allowance for doubtful accounts		(30,622)		(31,528)		(48,675)
	Ps.	607,544	Ps.	997,370	Ps.	1,395,362

Accounts receivable include balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps. 414,655, Ps. 644,142 and Ps. 995,929 as of December 31, 2016, 2017 and 2018, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for bad debt expense in the expected credit loss are recognized under cost of services in the consolidated statement of profit or loss and other comprehensive income.

	2016		2017		2018
Beginning balance	Ps.	(136,415)	Ps.	(30,622)	Ps.	(31,528)
Bad debt expense		(14,327)		(12,006)		(25,289)
Write-offs		105,236		—		—
Reversal of bad debts		14,884		11,100		8,142
Increased for MBJA´s consolidation		—		—		—
Ending balance	Ps.	(30,622)	Ps.	(31,528)	Ps.	(48,675)

The allowance for expected credit loss is comprised of customer balances that are in litigation or bankruptcy process and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2016, 2017 and 2018 these balances amounted to Ps. 9,876, Ps. 12,412 and Ps. 17,145, respectively. The allowance also includes customer balances in arrears in their payments and that are in a process of regularization; therefore, they have not been sued. At December 31, 2016, 2017 and 2018 the amount of these balances amounted to Ps. 20,746, Ps. 19,116 and Ps. 31,530, respectively. During 2016, 2017 and 2018, the Company recognized reversals of bad debt of the balances that were in a legal process with an unfavorable outcome for the Company. The amount of these bad debt expense totaled Ps. 14,884, Ps. 11,100 and Ps. 8,142, respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2016, 2017 and 2018. There are other cancellations of write-off for customers that were in arrears in their payments, but were paid in 2016 for Ps. 105,236. In 2017 and 2018 cancellations were not made for allowance.

The allowance for expected credit loss of trade accounts receivable and asset by contracts are based on assumptions about the probability and severity of expected loss. The Company uses judgement to make these assumption, selecting key and input data for the calculation of said affirmation prospective at the end of each reporting period.

Following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31, 2016		December 31, 2017		December 31, 2018
Accounts receivables past due from 1 to 30 days	Ps.	28,477	Ps.	45,895	Ps.	70,073
Accounts receivables past due 31 to 60 days		7,225		11,588		25,934
Accounts receivables past due 61 to 90 days		6,300		5,966		14,482
Accounts receivables past due more than 90 days		510		207		93
	Ps.	42,512	Ps.	63,656	Ps.	110,582

Following is the percentage of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that corresponds to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2016		December 31, 2017		December 31, 2018
	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	13.3%	2.9%	25.5%	3.5%	22.5%	3.6%
Aeroenlances Nacionales, S.A. de C.V.	2.6%	1.1%	6.7%	1.4%	11.4%	1.1%
ABC Aerolíneas, S.A. de C.V.	4.6%	1.0%	12.0%	1.3%	11.3%	1.3%
Aerovías de México, S.A. de C.V.	2.7%	0.8%	6.0%	0.9%	6.3%	0.6%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2016, 2017 and 2018. These guarantees could be applied to any unpaid balance in case of a breach from clients and under certain circumstances.

7.	Machinery, equipment and improvements on leased assets

As of December 31, 2016, 2017 and 2018, the machinery, equipment and improvements on leased assets are comprised as follows:

	Balance as of January 1, 2016		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2016
Investment:
Machinery and equipment	Ps.	1,907,231	Ps.	155,957	Ps.	(16,257)	Ps.	134,374	Ps.	2,181,305
Office furniture and equipment		174,688		39,878		(14,182)		8,292		208,676
Computer equipment		508,373		90,195		(28,346)		26,430		596,652
Transportation equipment		36,847		4,081		(1,000)		2,109		42,037
Communication equipment		28,528		1,904		(2,208)		—		28,224
Improvements on leased buildings		16,473		24,985		—		—		41,458
Total investment		2,672,140		317,000		(61,993)		171,205		3,098,352

	Balance as of January 1, 2016		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2016
Accumulated depreciation:
Machinery and equipment		(681,636)		(189,241)		15,838		(71,797)		(926,836)
Office furniture and equipment		(100,130)		(10,238)		12,330		(10,015)		(108,053)
Computer equipment		(293,648)		(86,520)		27,888		(24,753)		(377,033)
Transportation equipment		(23,172)		(5,469)		1,000		(2,733)		(30,374)
Communication equipment		(13,112)		(2,879)		1,710		—		(14,281)
Improvements on leased buildings		(4,849)		(6,533)		—		—		(11,382)
Total accumulated depreciation		(1,116,547)		(300,880)		58,766		(109,298)		(1,467,959)
Net amounts	Ps.	1,555,593	Ps.	16,120	Ps.	(3,227)	Ps.	61,907	Ps.	1,630,393

	Balance as of January 1, 2017		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2017
Investment:
Machinery and equipment	Ps.	2,181,305	Ps.	175,457	Ps.	(49,970)	Ps.	(37,872)	Ps.	2,268,920
Office furniture and equipment		208,676		40,958		(6,427)		(2,309)		240,898
Computer equipment		596,652		136,915		(12,751)		(10,232)		710,584
Transportation equipment		42,037		6,650		(1,220)		(399)		47,068
Communication equipment		28,224		2,386		(178)		—		30,432
Improvements on leased buildings		41,458		30,140		—		—		71,598
Total investment		3,098,352		392,506		(70,546)		(50,812)		3,369,500
Accumulated depreciation:
Machinery and equipment		(926,836)		(195,382)		33,308		17,339		(1,071,571)
Office furniture and equipment		(108,053)		(16,363)		5,641		1,682		(117,093)
Computer equipment		(377,033)		(101,207)		11,373		7,354		(459,513)
Transportation equipment		(30,374)		(5,960)		1,220		556		(34,558)
Communication equipment		(14,281)		(2,629)		134		—		(16,776)
Improvements on leased buildings		(11,382)		(2,919)		—		—		(14,301)
Total accumulated depreciation		(1,467,959)		(324,460)		51,676		26,931		(1,713,812)

Net amounts	Ps.	1,630,393	Ps.	68,046	Ps.	(18,870)	Ps.	(23,881)	Ps.	1,655,688

	Balance as of January 1, 2018		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2018
Investment:
Machinery and equipment	Ps.	2,268,920	Ps.	444,495	Ps.	(62,642)	Ps.	15,759	Ps.	2,666,532
Office furniture and equipment		240,898		61,414		(1,455)		469		301,326
Computer equipment		710,584		107,381		(9,104)		5,602		814,463
Transportation equipment		47,068		13,537		(3,072)		562		58,095
Communication equipment		30,432		1,633		(911)		—		31,154
Improvements on leased buildings		71,598		3,995		(4,010)		—		71,583
Total investment		3,369,500		632,455		(81,194)		22,392		3,943,153
Accumulated depreciation:
Machinery and equipment		(1,071,571)		(221,674)		55,770		(2,229)		(1,239,704)
Office furniture and equipment		(117,093)		(20,839)		1,864		(197)		(136,265)
Computer equipment		(459,513)		(135,272)		9,054		(305)		(586,036)
Transportation equipment		(34,558)		(8,177)		3,066		(190)		(39,859)
Communication equipment		(16,776)		(2,354)		786		—		(18,344)
Improvements on leased buildings		(14,301)		(3,328)		917		—		(16,712)
Total accumulated depreciation		(1,713,812)		(391,644)		71,457		(2,921)		(2,036,920)
Net amounts	Ps.	1,655,688	Ps.	240,811	Ps.	(9,737)	Ps.	19,471	Ps.	1,906,233

 As of December 31, 2016, 2017 and 2018, the net balances of machinery, equipment and improvements on leased assets are:

	December 31, 2016		December 31, 2017		December 31, 2018
Net amounts:
Machinery and equipment	Ps.	1,254,469	Ps.	1,197,349	Ps.	1,426,828
Office furniture and equipment		100,623		123,805		165,061
Computer equipment		219,619		251,071		228,427
Transportation equipment		11,663		12,510		18,236
Communication equipment		13,943		13,656		12,810
Improvements on leased buildings	30,076			57,297		54,871
Total amounts	Ps.	1,630,393	Ps.	1,655,688	Ps.	1,906,233

The Company has several buildings under operating leasing for office use. In Note 33, the costs and obligations under these leases are disclosed.

8.	Improvements to concession assets

As of December 31, 2016, 2017 and 2018, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2016		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2016
Investment:
Improvements to concession assets	Ps.	9,909,384	Ps.	331,044	Ps.	(436)	Ps.	147,806	Ps.	514,870	Ps.	10,902,668
Construction in-progress		445,924		1,400,942		—		(147,806)		8,682		1,707,742
Total investment		10,355,308		1,731,986		(436)		—		523,552		12,610,410
Accumulated amortization		(3,060,990)		(510,747)		68		—		(126,197)		(3,697,866)
Net amounts	Ps.	7,294,318	Ps.	1,221,239	Ps.	(368)	Ps.	—	Ps.	397,355	Ps.	8,912,544

	Balance as of January 1, 2017		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2017
Investment:
Improvements to concession assets	Ps.	10,902,668	Ps.	304,042	Ps.	(30,212)	Ps.	746,710	Ps.	(143,440)	Ps.	11,779,768
Construction in-progress		1,707,742		1,417,156		—		(746,710)		(1,705)		2,376,483
Total investment		12,610,410		1,721,198		(30,212)		—		(145,145)		14,156,251
Accumulated amortization		(3,697,866)		(552,059)		6,715		—		30,981		(4,212,229)
Net amounts	Ps.	8,912,544	Ps.	1,169,139	Ps.	(23,497)	Ps.	—	Ps.	(114,164)	Ps.	9,944,022

	Balance as of January 1, 2018		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2018
Investment:
Improvements to concession assets	Ps.	11,779,768	Ps.	6,366	Ps.	(7,919)	Ps.	1,669,128	Ps.	(5,694)	Ps.	13,441,649
Construction in-progress		2,376,483		1,661,060		—		(1,669,128)		13,703		2,382,118
Total investment		14,156,251		1,667,426		(7,919)		—		8,009		15,823,767
Accumulated amortization		(4,212,229)		(634,115)		7,517		—		(2,080)		(4,840,907)
Net amounts	Ps.	9,944,022	Ps.	1,033,311	Ps.	(402)	Ps.	—	Ps.	5,929	Ps.	10,982,860

At December 31, 2016, 2017 and 2018, the net amounts of improvements to concession assets are:

	Total balance as of
	December 31, 2016		December 31, 2017		December 31, 2018
Net amounts:
Improvements to concession assets	Ps.	7,204,802	Ps.	7,567,539	Ps.	8,600,742
Construction in-progress		1,707,742		2,376,483		2,382,118
Total amounts	Ps.	8,912,544	Ps.	9,944,022	Ps.	10,982,860

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, and even when they are not in committed investments in the MDP.

As of December 31, 2016, 2017 and 2018, the balance of machinery, equipment, improvements on leased assets and improvements to concession assets includes investments pending to be paid in Mexican airports of Ps. 441,515, Ps. 409,271, and Ps. 318,519, respectively. Construction in-progress relates mainly to the rehabilitation of the expansion of the terminal building at the Guadalajara airport, the renovation of runaway and expansion of the terminal building at Mexicali airport, improvements of hydrant network in Puerto Vallarta airport, expansion and integration of terminal buildings and construction of new building for the Fire Rescue and Extinction Service at improvements at the San José del Cabo airport, expansion of the checked baggage review system in Tijuana airport and renovation of taxiway in Montego Bay airport. As of December 31, 2016, 2017 and 2018, the cumulative financial cost net amount capitalized was Ps. 186,834, in each year, with a capitalization rate of 4.6%, in each year.

9.	Airport concessions
a.	Mexican Concessions

As described in Note 1.a, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.a, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2016, 2017 and 2018:

Acquisition cost	Ps.	15,938,359
assigned to:
Rights to use airport facilities (Note 10):
Runways, aprons, platforms	Ps.	519,057
Buildings		577,270
Other facilities		91,241
Land		930,140
		2,117,708
Airport concessions		13,820,651
	Ps.	15,938,359

The original amortization term for the concessions is 49 years. As mentioned in Note 1.a, the concession value was assigned in August 1999, date in which the amortization term began, and will run through November 2048.

Each airport concession agreement contains the following terms and basic conditions:

–

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

–

The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

–

The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law. As of December 31, 2016, 2017 and 2018 the Company recognized Ps. 389,506, Ps. 461,250 and Ps. 533,492, respectively, for this tax.

–	The concessionaire assumed ASA’s rights and obligations derived from airport-related agreements with third parties.
–	ASA has the exclusive right to supply fuel for consumption at the airport.
–

The concessionaire must grant free access to specific airport areas to certain Mexican Government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

–

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

–	The SCT may modify concession terms and conditions that regulate the Company’s operations in accordance to the General Law on Airports.
–	The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.
b.	Sangster International Airport (MBJ)

As disclosed in Note 1.a, the Company acquired DCA in 2015, which holds a 74.5% stake in MBJA in 2015, located in Montego Bay, Jamaica. MBJA has a concession to operate, maintain and operate the airport for a period of 30 years as of April 12, 2003.

The concession of MBJ contains the following terms and conditions:

–

On April 2003, MBJ entered into a concession agreement with AAJ pursuant to which AAJ granted MBJA the right to rehabilitate, develop, operate and maintain MBJ. MBJA is thereby designated as the approved airport operator and permitted to undertake the functions of AAJ, relative to SIA. The agreement was amended on December 16, 2005 and further amended on April 12, 2006.

–	The concession agreement requires MBJA to provide the airport services set out therein at MBJ.
–

Through its concession agreement, MBJA is obliged to pay AAJ a monthly concession fee on the basis of traffic units (passengers) multiplied by the rate established in the concession. The rate is subject to annual adjustment according to the National Consumer Price Index in the United States (CPI). MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee is over the period from April to March of each year, with payment required annually. For the years ended of December 31, 2016, 2017 and 2018 the Company recognized USD$20.1 million, USD$25.5 million and USD $28.2 million, respectively.

–

The concession agreement is governed by Jamaican laws and MBJA cannot assign its rights or obligations under the agreement (except by way of security for indebtedness, without the prior written consent of AAJ).

–

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

c.	Norman Manley International Airport (NMIA)

After a competitive public bidding process among various bidders the Company was selected by the Government of Jamaica to operate, modernize and expand the NMIA, located in the city of Kingston, via 25-year concession agreement with a possible extension of 5 years.

The NMIA Concession contains the following terms and conditions.

On October 10, 2018, PACKAL entered into a concession agreement the NMIA with the AAJ, pursuant to which Authority granted PACKAL the right to operate, modernize and expand NMIA, therefore, PACKAL is thereby designated as the approved airport operator and permitted to undertake the functions of AAJ, relative to NMIA, which will enter into operation at the latest 1 year after signing the concession agreement, called Commencement Date. Through the Concession agreement, PACKAL is obliged to pay AAJ a monthly concession fee of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues

The concession agreement is governed by Jamaican laws and under IFRS and PACKAL cannot assign its rights or obligations under the agreement (except by way of security for indebtedness, without the prior written consent of AAJ).

Within thirty days after the execution date, PACKAL must pay the IFC the payment for the fees for the public bidding process of the US $ 2.1 million that was paid on November 7, 2018.
As part of the conditions precedent, PACKAL must pay the Authority an amount of US $ 5.0 million as an upfront payment before the commencement date.
–

AAJ can terminate the concession agreement in an event of default of PACKAL including insolvency of PACKAL or its shareholders, cessation of business, material breach by NMIA of the concession agreement including non-payment of any amount due within 60 days after the due date, change of control, bribery or corruption or failure by the shareholders to provide equity funding required by applicable documents. Also, PACKAL may terminate the concession agreement in the event of a material breach by AAJ which has a material adverse effect on the business of NMIA or expropriation or other material adverse action by the Jamaican Government.

The value of the concessions at December 31, 2016, 2017 and 2018 is as follows:

	December 31, 2016		December 31, 2017		December 31, 2018
Mexican airport concessions	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Concession airport MBJA (fair value on date of acquisition in USD$176,086,000) (1)		3,638,641		3,475,128		3,465,882
Concession airport NMIA (upfront fees on date of acquisition in USD$7,146,500)		—		—		140,664
Less - accumulated amortization (2)		(5,074,369)		(5,541,118)		(6,015,079)
	Ps.	12,384,923	Ps.	11,754,661	Ps.	11,412,118

(1)	The other airport concession includes translation effect for an amount of Ps. 954,615, Ps. 791,102 and Ps.781,857 as of December 31, 2016, 2017 and 2018, respectively.
(2)	Amortization includes translation effect for an amount of Ps. 32,941, Ps. 7,719 and Ps. 4,315 as of December 2016, 2017 and 2018, respectively.

The amortization charge for the years ended December 31, 2016, 2017 and 2018, amounts to Ps. 464,061, Ps. 466,749 and Ps. 469,646 respectively.

10.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31, 2016, 2017 and 2018 was as follows (only Mexican airports):

	December 31, 2016		December 31, 2017		December 31, 2018
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(1,074,013)		(1,130,713)		(1,187,412)
	Ps.	1,043,695	Ps.	986,995	Ps.	930,296

The amortization charge for the years ended December 31, 2016, 2017 and 2018 amounts to Ps. 56,699, Ps. 56,700 and Ps. 56,699, s

11.	Other acquired rights

At December 31, 2016, 2017 and 2018 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2016		December 31, 2017		December 31, 2018
Right to operate the charter and general aviation terminal and FBO at San Jose del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560		93,560
Right to operate various parking lots		5,673		5,673		5,673
		769,227		769,227		769,227
Less – accumulated amortization		(237,537)		(254,234)		(270,931)
	Ps.	531,690	Ps.	514,993	Ps.	498,296

Amortization recognized for the years ended December 31, 2016, 2017 and 2018 amounted to Ps. 16,697, in each year. These assets have a useful life until the end of the concession, as its use and operation will continue until the term expires.

12.	Income taxes

The Company is subject to income taxes, according to the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income taxes rate for the Mexican entities is 30% and will continue the same for subsequent years. With the exception of the airports located in the Border of Mexico with United States of America, which for the next two years will be 20%, applying the " Decreto de Estímulos Fiscales Región Fronteriza Norte" in which a third part of ISR will be applied. The tax rate for MBJA is 25% in Jamaica and will continue the same for the subsequent years, while for DCA in Spain the tax rate is 25% and will continue the same for the subsequent years.

To determine deferred income taxes at December 31, 2016, 2017 and 2018 the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates in Entities of the Company.

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

The balances of recoverable taxes are comprised as follows:

	December 31, 2016		December 31, 2017		December 31, 2018
Recoverable taxes:
IMPAC	Ps.	58,960	Ps.	111,987	Ps.	57,759
ISR		23,420		21,780		40,492
IVA		39,385		30,886		28,729
Tax to cash deposits		1,412		863		343
Business flat tax (IETU)		4,263		3,506		3,399
Withholding taxes		18,157		26,040		22,362
Corporation taxes		—		3,316		66,338
Other		1,083		198		722
	Ps.	146,680	Ps.	198,576	Ps.	220,144

c.	Income Tax – Income tax expense (benefit) for the years ended at December 31, 2016, 2017 and 2018 consists of the following:

	2016		2017		2018
ISR:
Current	Ps.	1,532,875	Ps.	1,849,551	Ps.	2,117,491
Deferred		(266,302)		(408,910)		(248,450)
	Ps.	1,266,573	Ps.	1,440,641	Ps.	1,869,041

d.

Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2016, 2017 and 2018 is shown below:

	%	2016		%		2017	%	2018
Income before income taxes		Ps.	4,620,132		Ps.	6,171,722		Ps.	7,007,672
Income tax by applying the weighted average statutory rate (1)	29.5%		1,362,939	30.0%		1,851,517	30.0%		2,102,302
Effects of tax inflation over monetary assets	(0.1)%		(4,893)	(7.8)%		(478,609)	(3.9)%		(271,601)
(Unrecognized) applied tax loss carryforwards	(2.1%)		(96,635)	1.0%		62,975	0.8%		57,733
Derecognition of deferred tax asset	—		—	1.0%		63,657	0.9%		60,115
Loss of goodwill impairment, not deductible	—		—	(0.1)%		(4,043)	—		—
Tax rate change in border area	—		—	—		—	0.3%		19,391
Employee benefits	—		—	(0.2%)		(12,220)	0.1%		(603)
Cancellation of recoverable tax on assets - undue payments	—		—	(0.1)%		(7,587)	(0.8)%		(54,444)
Other	0.1%		5,162	(0.6)%		(35,049)	(0.6)%		(43,852)
Effective tax rate	27.4%	Ps.	1,266,573	23.3%	Ps.	1,440,641	26.7%	Ps.	1,869,041

(1)

The tax rate used for the 2016, 2017 and 2018 reconciliations above is the average corporate tax rate payable by corporate entities in Mexico, Jamaica and Spain on taxable profits under tax law in these jurisdictions.

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

The net deferred income tax assets are from Mexican subsidiaries:

	December 31, 2016		December 31, 2017		December 31, 2018
Deferred ISR asset (liability):
Allowance for doubtful accounts	Ps.	8,267	Ps.	7,209	Ps.	10,636
Machinery and equipment		31,854		37,645		46,723
Improvements to concession assets		411,620		511,166		567,497
Airport concessions and rights to use airport facilities		4,162,475		4,461,211		4,592,116
Other acquired rights		118,215		130,776		139,268
Derivative financial instruments		(20,446)		(30,667)		(39,492)
Other assets		268		387		445
Tax loss carryforwards		233,965		170,990		113,257
Employee benefits		20,898		27,257		27,805
Accruals		9,469		12,966		14,024
Recoverable tax on assets		94,259		25,342		—
Deferred income tax asset	Ps.	5,070,844	Ps.	5,354,282	Ps.	5,472,279

The net deferred income tax liability corresponds to the subsidiary in Jamaica:

	December 31, 2016		December 31, 2017		December 31, 2018
Deferred tax (liability) asset:
Trade receivables	Ps.	(10,991)	Ps.	(822)	Ps.	(820)
Machinery, equipment and improvements on leased buildings		(114,627)		(103,782)		(96,496)
Improvements to concession assets		(2,209)		(2,008)		(1,905)
Airport concessions		(835,432)		(748,879)		(700,168)
Accruals		16,586		16,238		14,458
Deferred tax liability	Ps.	(946,673)	Ps.	(839,253)	Ps.	(784,931)

f.	Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the consolidated statement of financial position is comprised of the following items for the Mexican subsidiaries:

	December 31, 2016		December 31, 2017		December 31, 2018
Tax loss carryforwards	Ps.	221,330	Ps.	212,464	Ps.	235,475
Recoverable tax on assets		232,796		225,209		170,765
	Ps.	454,126	Ps.	437,673	Ps.	406,240

The Company does not recognize deferred tax assets on tax loss carryforwards for which it is not probable to generate future taxable profits to utilize such tax losses.

As disclosed in subparagraph i. of this Note, the recoverable tax on assets expired in 2017. During 2018, the last recoverable amount of tax on assets was filed to the SAT. Recoverable income tax from recoverable tax on assets detailed above has not been recognized.

The Company does not recognize deferred tax assets relating to temporary differences between the accounting and tax value of investments in subsidiaries, as it has the power to control the reversal date of those temporary differences, and does not expect them to reverse in the foreseeable future.

g.

Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Aguascalientes, Los Mochis, Manzanillo and Morelia, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V. The Company estimates tax loss carryforwards will be recoverable in the airports of Aguascalientes, Morelia and in Grupo Aeroportuario del Pacífico, S.A.B. de C.V., according to the amounts shown in the following table. With respect to tax legislation relative to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2025. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2016		December 31, 2017		December 31, 2018
Tax loss carryforwards	Ps.	1,517,650	Ps.	1,278,180	Ps.	1,162,441
Unrecognized tax loss carryforwards		(737,766)		(708,212)		(784,917)
Recognized tax loss carryforwards	Ps.	779,884	Ps.	569,968	Ps.	377,524

h.	Balances and movements in deferred taxes during the period.

	Balance as of January 1, 2016		Effects in profit and loss		Allocation to recoverable taxes		Other comprehensive income		Balance as of December 31, 2016
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	34,813	Ps.	(26,546)	Ps.	—	Ps.	—	Ps.	8,267
Machinery, equipment and improvements on leased assets		30,017		1,837		—		—		31,854
Improvements to concession assets		372,266		39,354		—		—		411,620
Airport concessions and rights to use airport facilities		4,046,418		116,057		—		—		4,162,475
Other acquired rights		111,492		6,723		—		—		118,215
Derivative financial instruments		—		(20,446)		—		—		(20,446)
Other assets		(121)		389		—		—		268
Tax loss carryforwards		137,330		96,635		—		—		233,965
Employee benefits		25,701		61		—		(4,864)		20,898
Accruals		7,251		2,218		—		—		9,469
Recoverable tax on assets		168,054		(842)		(72,953)		—		94,259
Total deferred tax asset	Ps.	4,933,221	Ps.	215,440	Ps.	(72,953)	Ps.	(4,864)	Ps.	5,070,844

	Balance as of January 1, 2017		Effects in profit and loss		Allocation to recoverable taxes		Other comprehensive income		Balance as of December 31, 2017
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	8,267	Ps.	(1,058)	Ps.	—	Ps.	—	Ps.	7,209
Machinery, equipment and improvements on leased assets		31,854		5,791		—		—		37,645
Improvements to concession assets		411,620		99,546		—		—		511,166
Airport concessions and rights to use airport facilities		4,162,475		298,736		—		—		4,461,211
Other acquired rights		118,215		12,561		—		—		130,776
Derivative financial instruments		(20,446)		(10,221)		—		—		(30,667)
Other assets		268		119		—		—		387
Tax loss carryforwards		233,965		(62,975)		—		—		170,990
Employee benefits		20,898		8,721		—		(2,362)		27,257
Accruals		9,469		3,497		—		—		12,966
Recoverable tax on assets		94,259		2,656		(71,573)		—		25,342
Total deferred tax asset	Ps.	5,070,844	Ps.	357,373	Ps.	(71,573)	Ps.	(2,362)	Ps.	5,354,282

	Balance as of January 1, 2018		Effects in profit and loss		Allocation to recoverable taxes		Other comprehensive income		Balance as of December 31, 2018
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	$7,209	Ps.	3,427	Ps.	—	Ps.	—	Ps.	10,636
Machinery, equipment and improvements on leased assets		37,645		9,078		—		—		46,723
Improvements to concession assets		511,166		56,331		—		—		567,497
Airport concessions and rights to use airport facilities		4,461,211		130,905		—		—		4,592,116
Other acquired rights		130,776		8,492		—		—		139,268
Derivative financial instruments		(30,667)		(8,825)		—		—		(39,492)
Other assets		387		58		—		—		445
Tax loss carryforwards		170,990		(57,733)		—		—		113,257
Employee benefits		27,257		(5,236)		—		5,784		27,805
Accruals		12,966		1,058		—		—		14,024
Recoverable tax on assets		25,342		54,444		(79,786)		—		-
Total deferred tax asset	Ps.	5,354,282	Ps.	191,999	Ps.	(79,786)	Ps.	5,784	Ps.	5,472,279

	Balance as of January 1, 2016		Effects in profit and loss		Other comprehensive income		Balance as of December 31, 2016
Temporary differences for the deferred tax liability:
Accounts receivable	Ps.	(2,158)	Ps.	(535)	Ps.	(8,298)	Ps.	(10,991)
Machinery, equipment and improvements on leased assets		(100,485)		6,307		(20,449)		(114,627)
Improvements to concession assets		(2,466)		94		163		(2,209)
Airport concessions		(728,231)		45,003		(152,204)		(835,432)
Accruals		14,461		(6)		2,131		16,586
Total deferred tax liability	Ps.	(818,879)	Ps.	50,863	Ps.	(178,657)	Ps.	(946,673)

	Balance as of January 1, 2017		Effects in profit and loss		Other comprehensive income		Balance as of December 31, 2017
Temporary differences for the deferred tax liability:
Accounts receivable	Ps.	(10,991)	Ps.	(185)	Ps.	10,354	Ps.	(822)
Machinery, equipment and improvements on leased assets		(114,627)		5,555		5,290		(103,782)
Improvements to concession assets		(2,209)		95		106		(2,008)
Airport concessions		(835,432)		45,675		40,878		(748,879)
Accruals		16,586		398		(746)		16,238
Total deferred tax liability	Ps.	(946,673)	Ps.	51,538	Ps.	55,882	Ps.	(839,253)

	Balance as of January 1, 2018		Effects in profit and loss		Other comprehensive income		Balance as of December 31, 2018
Temporary differences for the deferred tax liability:
Accounts receivable	Ps.	(822)	Ps.	5,220	Ps.	(5,218)	Ps.	(820)
Machinery, equipment and improvements on leased assets		(103,782)		6,998		288		(96,496)
Improvements to concession assets		(2,008)		97		6		(1,905)
Airport concessions		(748,879)		46,399		2,312		(700,168)
Accruals		16,238		(2,263)		483		14,458
Total deferred tax liability	Ps.	(839,253)	Ps.	56,451	Ps.	(2,129)	Ps.	(784,931)

i.

As a result of the enactment of IETU law beginning in 2008, specifically with respect to the third transitory article, the Company has ten years to recover, under specific circumstances, existing IMPAC paid in previous years, which as of December 31, 2018 amounted to Ps. 170,765.  The previously mentioned article establishes the right to recover the tax on assets paid prior to the IETU law enactment date. However, to obtain a refund there are certain requirements that must be met, including: i) the tax on assets subject to recovery must have been paid over the previous ten years, ii) the ISR has to be higher than the tax on assets for the three years prior to 2008, and iii) is limited to 10% per year over the IMPAC effectively paid.

There are several interpretations as to how an entity can recover the tax on assets paid, but to the date there is no explicit definition from the tax authorities or a precedent from any court that provides clarity as to the proper manner in which to recover such amounts. The Company’s management believes it is not probable that they will recover certain amounts and has therefore not recognized an asset of Ps. 170,765 as of December 31, 2018. As of the close of 2018, the Company has recovered the  IMPAC paid in prior years, that according to the afore mentioned rules, The Company had the right to recover.

At December 31, 2016, 2017 and 2018, the recoverable tax on assets is comprised as follows.

	December 31, 2016		December 31, 2017		December 31, 2018
Recoverable tax on assets paid	Ps.	327,055	Ps.	250,551	Ps.	170,765
Unrecognized recoverable tax on assets paid		(232,796)		(225,209)		(170,765)
Recognized recoverable tax on assets	Ps.	94,259	Ps.	25,342	Ps.	—

At December 31, 2018, there is no paid Tax on Assets susceptible to recoverable.

13.	Investment in associate

Details of the associate of the Company at the end of the reporting period is as follow:

Name of associate	Place of constitution and operation	Proportion of ownership interest and voting power held by the Company
SCL Terminal Aérea de Santiago, S. A.	Santiago de Chile, Chile	14.77%

As disclosed in Note 1, DCA has a stake of 14.77% in SCL, operator of the international terminal of Santiago de Chile’s airport until September 30, 2015. On that date, the operation of the airport was delivered to the new operator. Although it no longer has operations in accordance with the concession agreement, SCL must remain in effect for one year after delivery of the concession to address any potential contingencies. After that first year, SCL shall remain in force until its dissolution, in accordance with tax regulations in Chile.

According to the estimates of the Company, it is expected to liquidate the associate in the year 2019. During the 2016 and 2018,

Ps. 58,868 and Ps. 10,034 were recovered respectively, as described below.

At the date of acquisition, the book value of SCL is € 4,653,021 (Ps. 105,936). The results of DCA of the years ended to December 31, 2016, 2017 and 2018 were recognized using the equity method in the consolidated financial statements.

At December 31, 2016, 2017 and 2018, the net results of SCL is comprised as follows:

	2016		2017		2018
Net (loss) profit SCL	Ps.	(79,401)	Ps.	19,330	Ps.	(6,411)
Proportion of ownership interest and voting power held by the Company		14.77%		14.77%		14.77%
Share of (loss) profit of associate	Ps.	(11,728)	Ps.	2,855	Ps.	(947)

The Company owns less than 20% of the shares of SCL, however it concluded it has significant influence because it has a representation on its Board of Directors and participates in the process of setting its financial and operating policies.

The summarized financial information below represents the amounts shown in the financial statements of SCL prepared in accordance with IFRS.

The detail of the investment in the associate as of December 31, 2018 is as follows:

	Balance
Initial investment	Ps.	105,936
Share of loss of associate 2015		(13,704)
Balance at December 31, 2015		92,232
Payment of dividends and capital reduction 2016		(58,868)
Share of loss of associate 2016		(11,728)
Balance at December 31, 2016		21,636
Adjustment to the investment SCL		(13,475)
Share of profit of associate 2017		2,855
Balance at December 31, 2017		11,016
Payment of capital reduction 2018		(10,034)
Share of loss of associate 2018		(947)
Balance at December 31, 2018	Ps.	35

Condensed statements of financial position as of December 31, 2016, 2017 and 2018:

	2016		2017		2018
Current assets	Ps.	344,243	Ps.	142,672	Ps.	47,681
Non – current assets		50,412		—		—
Total assets		394,655		142,672		47,681
Total liability		193,554		51,189		37,845
Stockholders´ equity	Ps.	201,101	Ps.	91,483	Ps.	9,836

Condensed statement of comprehensive (loss) profit for the year ended December 31, 2016 2017 and 2018:

	2016		2017		2018
Revenues	Ps.	13,629	Ps.	56,373	Ps.	1,773
Costs, expenses and income taxes		93,030		37,043		8,184
(Loss) Profit of the year	Ps.	(79,401)	Ps.	19,330	Ps.	(6,411)

14.	Accounts payable

The Company receives credit from its suppliers at 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2016		December 31, 2017		December 31, 2018
Suppliers	Ps.	693,099	Ps.	784,533	Ps.	730,361
Advance payments from clients		70,215		108,853		139,576
Interest payable		69,917		87,168		84,224
Direct employee benefits		34,706		46,674		48,239
Others suppliers		182,387		26,864		141,380
Others		35,602		11,977		10,932
Total	Ps.	1,085,926	Ps.	1,066,069	Ps.	1,154,712

Advanced payments from clients represent payments for future services that have not yet been provided and if they are not performed, the Company has the obligation to reimburse it to its customers.

The balance of direct employee benefits corresponding principally of provisions of vacations, bonus and other employee benefits.

15.	Leases Obligations

b.	Lease contracts

The Company leased space for its corporate offices, lease of utility vehicles and operating vehicles, under a lease agreement. The average lease term is from 3 to 5 years in 2018 and has options to buy the equipment for a nominal amount at the end of the terms of the lease.

The obligations of the Company derived from financial leases are guaranteed by the title of the lessors to the leased assets.

c.	Liabilities for assets in lease

The amount of liabilities for assets in lease as of December 31, 2018 is as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
Less than one year	Ps.	17,938	Ps.	(3,428)	Ps.	14,510
Less than two years		13,460		(2,330)		11,130
Less than three years		11,819		(1,460)		10,359
Less than four years		11,008		(618)		10,390
Five years and over		1,851		(41)		1,810
Liabilities for assets in lease		38,138		(4,449)		33,689
	Ps.	56,076	Ps.	(7,877)	Ps.	48,199

	2018
Operating lease commitment at December 31, 2017 at January 1, 2018	Ps.	62,948
Discount of the present value using the incremental loan rate at January 1, 2018		(4,257)
Leases less than one year		(680)
Liabilities for assets in lease at January 1, 2018		58,011

Acquisitions of assets in lease		5,425
Interest paid of leasing		(3,733)
Payment of leases obligations		(11,504)
Liabilities for assets in lease	Ps.	48,199

The interest rates that underlie all obligations under lease agreements are fixed by an average discount interest of 8.38% during the year 2018. As of December 31, 2018, Ps. 3,733 was recognized as interest on the liability for lease in the consolidated statement of income and other comprehensive income.

16.	Derivative financial instruments

The Company has borrowings denominated in US dollars and debt securities at variable interest rates in pesos, which in case of an increase in interest rates, would reduce the Company’s cash flows. Through the contracting of the caps with HSBC México, S.A. (HSBC) and Scotiabank Inverlat, S.A. (Scotiabank), in some of these borrowings, the Company seeks to limit the risk of interest rate increases. In 2016, the Company contracted hedges with an interest rate floor and two interest rate collars, such that if the relevant rate surpasses the level established (strike) in the contract, the cap generates positive cash flows to the Company, which offsets the negative effects of the increase in the interest rates from the underlying loans.

The Company’s derivative financial instruments are negotiated in the over-the-counter (OTC) market, through national and international counter parties.

The issuance of the GAP 15 debt securities in February 2015 for Ps. 1,100,000 and the second tranche of the same GAP 15 debt securities in January 2016 for Ps. 1,100,000 generates interest at a variable rate of TIIE-28 plus 24 basis points with a term of 5 years. This credit has a hedge of the interest rate described in the table below.

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

On May 2, 2017, the Company contracted an interest rate swap with HSBC in order to cover the risk of increased interest rate related to the issuance of the GAP 17 debt securities on April 6, 2017, which was placed at a variable interest rate.

These financial instruments were not entered into for speculative purposes, but neither were formally designated and therefore did not qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in profit or loss within finance cost. The main characteristics and the fair value of these derivatives at December 31, 2016, 2017 and 2018 are as follows:

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value December 31, 2016
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	18,111
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		18,417
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2021		35,926
Total									Ps.	72,454

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value December 31, 2017
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	16,442
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		16,753
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2021		37,577
HSBC	Ps.	1,500.0	Mayo 2017	7.21%	—	—	—	March 2022		36,043
Total									Ps.	106,815

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value December 31, 2018
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	25,572
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		26,369
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2021		24,257
HSBC	Ps.	1,500.0	Mayo 2017	7.21%	—	—	—	March 2022		60,259
Total									Ps.	136,457

For the years ended December 31, 2017 and 2018 a gain of Ps. 34,361 and Ps. 29,642 respectively, were recognized within finance income as income of the period, due to the extrinsic value; no amounts have been recognized through other comprehensive income during the year ended December 31, 2018, for the effect of the intrinsic value of these hedges.

On March 4, 2016 began the bank loans hedge.During fiscal year 2018, coverage was used because the 30-day Libor exceeded the CAP1 of 1.75%. As of December 31, 2018, the Company recognized an income of Ps. 9,919 for the application of the hedge in the result of financing in the finance income.

On April 1, 2016 began the debts securities hedge with variable interest rates. In 2016, 2017 and 2018, the Company used the hedge because the TIIE 28 rate surpassed the first CAP1 of 5.75%. At December 31, 2016, 2017 and 2018, the Company recognized, Ps. 607, Ps. 19,607 and Ps. 22,856 respectively, for the application of the hedge coverage in the finance and interest income.

On May 4, 2017, started the hedge of the variable interest rate generated by the debt securities issued in April 2017; these debt securities certificates were issued at a 28-day TIIE variable rate plus 49 base points, for which a swap was contracted to fix the rate at 7.21%. As of December 31, 2017 and 2018 an amount of Ps. 715 and Ps. 11,517 respectively, were recognized in favor of the Company for the application of the hedge, because the fixed rate contracted in the SWAP was lower than the TIIE.

17.	Bank Loans and issuance of Debt Securities
a.	Bank Loans

During 2015, the Company obtained loans to finance the acquisition of 100% of the shares of the DCA Company with BBVA and Bank of Nova Scotia, which were refinanced later. With the acquisition of MBJA the Company assumed loans previously hired by MBJA. All the loans contracted with banking institutions and third parties are described below with the unpaid balance at each date.

	December 31 2016		December 31 2017		December 31 2018
On September 14, 2007, MBJA signed a simple unsecured loan, with the International Finance Corporation (IFC) for up to USD$20 million. The loan bears interest at a variable rate of 6 month LIBOR plus 392 basis points, for a period of 12 years from this disposition and semi-annual instalments. The loan was settled on August 2018.	Ps.	167,884	Ps.	148,014	Ps.	—
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum. The loan does not have an expiration date and no amortization schedule.		225,999		215,843		215,269
In February 2009, MBJA signed a simple unsecured loan with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. The interest rate was set at 8%. The loan does not have an expiration date and no amortization schedule.		10,539		10,065		10,038
On December 12, 2012, MBJA signed a simple unsecured loan with IFC for USD$13 million. The loan bears interest at a variable rate of six month LIBOR plus 450 basis points, for a period of 5 years from each disposition. The loan was settled on August 2018.		216,972		73,504		—
In 2014 MBJA signed two finance lease arrangements, one with SITA Information Networking Computing BV for USD$1,792,096, for equipment and the other with SITA Information Networking BV. USA for software support for USD$1,231,858. Both leases are for seven years with a fixed interest rate of 8% per annum. Monthly lease payment total USD$47,132. The loans were settled on August 2018.		46,058		35,370		—
On January 19, 2016, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously in the short term for amount of USD $95.5 million, with a five-year maturity. The loan bears interest at LIBOR 1M plus 99 basis points.		1,973,412		1,884,731		1,879,717
On February 15, 2016, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously in the short term for amount of USD $95.5 million, with a five-year maturity. The loan bears interest at LIBOR 1M plus 105 basis points.		1,973,412		1,884,731		1,879,717
On December 28, 2017, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$40,000,000. The loan bears interest at LIBOR 1M plus 280 basis points for a period of 7 years from this disposition and semi-annual instalments. As of December 31, 2018 the balance amounted to USD$28.0 million.		—		—		551,122
Total unpaid balance of bank loans and long-term debt		4,614,276		4,252,258		4,535,863
Less - Current portion		(84,758)		(141,412)		—
Long-term portion	Ps.	4,529,518	Ps.	4,110,846	Ps.	4,535,863

b)	Issuance of Debt Securities

	December 31 2016		December 31 2017		December 31 2018
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,100,000 under the "GAP 15" name, at a variable interest rate of 28-day TIIE plus 24 basis points for a period of five years, maturing on February 14, 2020. On January 29, 2016, the first reopening was made the long-term debt securities GAP 15 for the total Ps. 1,100,000. With the same maturity as the originally and accrue the same interest rate. At December 31, 2018, the TIIE rate is 8.5956%.	Ps.	2,200,000	Ps.	2,200,000	Ps.	2,200,000
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,500,000 under the name "GAP 15-2" at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on July 8, 2016, for Ps. 1,500,000 under the "GAP 16" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. At December 31, 2018, the TIIE rate is 8.5956%.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on April 6, 2017, for Ps. 1,500,000 under the "GAP 17" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. At December 31, 2018, the TIIE rate is 8.5956%.		—		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on November 9, 2017, for Ps. 2,300,000 under the "GAP 17-2" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. At December 31, 2018, the TIIE rate is 8.5956%.		—		2,300,000		2,300,000
Long-term portion	Ps.	5,200,000	Ps.	9,000,000	Ps.	9,000,000

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

The long-term debt previously described, matures as follows:

Year	Amount
2020	Ps.	2,200,000
2021		3,869,658
2022		1,610,224
2023		1,610,224
2024		2,410,224
Thereafter		1,835,533
	Ps.	13,535,863

At December 31, 2016, 2017 and 2018, debts are payable by the following companies:

	At December 31, 2016
Company	Current		Long-Term		Total
GAP	Ps.	—	Ps.	9,146,824	Ps.	9,146,824
MBJA		84,758		582,694		667,452
Total	Ps.	84,758	Ps.	9,729,518	Ps.	9,814,276

	At December 31, 2017
Company	Current		Long-Term		Total
GAP	Ps.	—	Ps.	12,769,461	Ps.	12,769,461
MBJA		141,412		341,385		482,797
Total	Ps.	141,412	Ps.	13,110,846	Ps.	13,252,258

	At December 31, 2018
Company	Current		Long-Term		Total
GAP	Ps.	—	Ps.	12,759,435	Ps.	12,759,435
MBJA		—		776,428		776,428
Total	Ps.	—	Ps.	13,535,863	Ps.	13,535,863

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

As a result of the issuance of the debt securities, the Company has covenants which have been fulfilled during 2016, 2017 and 2018. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized, as part of interest expense using the effective interest rate over the term of each transaction. These costs include commissions and professional fees.

c)	Reconciliation of liabilities arising from financing activities

					Non-cash changes
	Balance as of January 1, 2018		Repayments on bank loans		Proceeds from issuance of Debt securities		Reclassification of current installments of long term debt		Exchange effects		Fair value adjustments		Balance as of December 31, 2018
Banks loans and current portion of long-term borrowings	Ps.	141,412	Ps.	(141,412)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Long-term borrowings		4,110,846		(110,683)		—		551,122		(15,422)		—		4,535,863
Debt securities		9,000,000		—		—		—		—		—		9,000,000
Derivative financial instruments (Note 16)		(106,815)		—		—		—		—		(29,642)		(136,457)
Total	Ps.	13,145,443	Ps.	(252,095)	Ps.	—	Ps.	551,122	Ps.	(15,422)	Ps.	(29,642)	Ps.	13,399,406

18.	Retirement employee benefits
a.

Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 4,986,       Ps. 6,001 and Ps. 7,162 in 2016, 2017 and 2018, respectively.

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

The amount included in the statement of financial position arising from the obligation of the entity for defined benefit plans on December 31, 2016, 2017 and 2018 is as follows:

	2016		2017		2018
Present value of defined benefit obligations	Ps.	92,575	Ps.	112,980	Ps.	120,606

The table below shows the movements in the present value of defined benefit obligations:

	2016		2017		2018
Opening defined benefit obligation	Ps.	93,367	Ps.	92,575	Ps.	112,980
Current service cost		7,233		9,459		12,775
Interest cost		7,365		8,344		8,907
Actuarial (gains) / losses		—		—		(3,359)
Cost per service passed for modification or reduction		—		—		(10,858)
New measurement (gains) / losses:
Actuarial (gains) losses resulting from changes in financial and demographic assumptions		(7,165)		2,602		161
Actuarial (gains) and losses arising from adjustments for actuarial experience		(8,225)		—		—
Ending defined benefit obligation	Ps.	92,575	Ps.	112,980	Ps.	120,606

Below are the amounts for the years ended December 31, 2016, 2017 and 2018 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2016		2017		2018
Current service cost	Ps.	7,233	Ps.	9,459	Ps.	12,775
Interest cost		7,365		8,344		8,907
Actuarial (gains) / losses		—		—		(3,359)
Cost per service passed for modification or reduction		—		—		(10,858)
Components of defined benefit costs recognized in net income (Note 24)		14,598		17,803		7,465
Measurement of net defined benefit liability:
Actuarial (gains) losses arising from changes in financial and demographic assumptions		(7,165)		2,602		161
Actuarial (gains) and losses arising from adjustments for actuarial experience		(8,225)		—		—
Components of defined benefit costs recognized in other comprehensive income		(15,390)		2,602		161
Total recognized as employee benefit cost	Ps.	(792)	Ps.	20,405	Ps.	7,626

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2016	2017	2018
Discount of the projected benefit obligation at present value	7.4%	7.6%	9.2%
Salary increase	5.0%	5.0%	6.0%
Remaining labor life	18.2 years	17.7 years	18.6 years
Inflation	3.4%	4.2%	6.7%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps. 14,321.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).

19.	Equity
a.	At December 31, 2016, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	9,161,820
Series BB	84,150,000		1,616,793
Total	561,000,000	Ps.	10,778,613

At December 31, 2017, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	7,674,179
Series BB	84,150,000		1,354,267
Total	561,000,000	Ps.	9,028,446

At December 31, 2018, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	6,610,939
Series BB	84,150,000		1,166,637
Total	561,000,000	Ps.	7,777,576

At December 31, 2018, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series BB shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series B shares, based on certain time restrictions.

Each share of Series B and BB gives the holder the right to one vote at any Ordinary Stockholders’ Meeting.  According to the Company’s bylaws, shareholders of Series “B” shares either individually or jointly with their related parties, cannot hold more than 10% of the total outstanding common stock of the Company, and therefore is prohibited from exceeding such limits by participating through trusts, agreements, social pacts or bylaws, pyramid schemes or any other mechanism that provides a larger share than legally allowed. Additionally, the Company’s bylaws provide that if a person individually or jointly with its related parties, acquires a percentage of shares exceeding the limits of participation previously mentioned, the person or group of persons will be required to sell the excess over what is allowed through a public offering, during which time, the shares owned over the 10% threshold by such individuals will not have voting rights and cannot be represented in any Stockholder Meeting. Furthermore, the shareholders of Series “BB” shares, either individually or jointly with their related parties, may also be owners of shares of Series “B” shares, regardless of the shares they hold in the aggregate of Series “B” and Series “BB”.  However, those shareholders of the Series “BB” shares, their votes will be limited to no more than 10% of the voting common stock, and any additional participation is required to vote in the same way of the majority of the votes in any Stockholder Meeting.

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

c.

In a General Extraordinary Stockholders’ Meeting held on April 26, 2016, the stockholders approved a capital reduction of Ps. 3.33 per outstanding shares for a total of Ps. 1,750,167. The payment was made on May 9, 2016.

d.

In an Ordinary Stockholders’ Meeting held on April 25, 2017, the stockholders approved a dividend payment of Ps. 5.72 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 2.86 per outstanding share was made on August 14, 2017 of Ps. 1,503,146 and the second payment for Ps. 2.86 per outstanding share was on November 16, 2017 of Ps. 1,503,146. In the same stockholder´s meeting the reserve for repurchase of shares approved at the Stockholders´ Meeting held on April 26, 2016 of Ps. 950,000 was canceled, and simultaneously the stockholders approved a maximum amount of Ps. 995,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the management of the Company.

e.

In a General Extraordinary Stockholders’ Meeting held on April 25, 2017, the stockholders approved a capital reduction of Ps. 3.33 per outstanding shares for a total of Ps. 1,750,167. The payment was made on May 8, 2017.

f.

In an Ordinary Stockholders’ Meeting held on April 25, 2018, the stockholders approved a dividend payment of Ps. 7.62 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 3.81 per outstanding share was made on August 21, 2018 of Ps. 2,002,443 and the second payment for Ps. 3.81 per outstanding share was on November 20, 2018 of Ps. 2,002,443. In the same stockholder´s meeting the reserve for repurchase of shares approved at the Stockholders´ Meeting held on April 25, 2017 of Ps. 995,000 was canceled, and simultaneously the stockholders approved a maximum amount of Ps. 1,250,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the management of the Company.

g.

In a General Extraordinary Stockholders’ Meeting held on April 25, 2018, the stockholders approved a capital reduction of Ps. 2.38 per outstanding shares for a the total of Ps. 1,250,870. The payment was made on May 11, 2018

h.

The General Corporate Law requires that at least 5% of the unconsolidated net income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2016, 2017 and 2018, the legal reserve, in nominal pesos, was Ps. 960,943, Ps. 1,119,029 and Ps. 1,345,709, corresponding to 8.9%, 12.4% and 17.3%, of the common stock, respectively.

i.

At December 31, 2018, the Company has a maximum amount of funds approved to repurchase shares of the Company for Ps. 2,983,374. From the approved amount, 35,424,453 shares have been repurchased for a total of Ps. 1,733,374, corresponding to repurchases made from September 2010 to February 2014. The remaining balance of Ps. 1,250,000 is available to repurchase shares. During 2018 were not carried out repurchase shares.

j.

Stockholders’ equity distribution, except for the restatement amounts of the common stock contributed and the Net tax income account, will be subject to an ISR tax, calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponding to the fiscal year in which the dividend was paid and the subsequent two fiscal years following the date in which the dividend was paid. Starting in 2014, dividends distributed to shareholders and coming from tax retained earnings generated from 2014 and later, will generate an additional withholding tax of 10% directly attributable to non-Mexican and individual shareholders receiving the dividend.

k.	The balances of stockholders’ equity tax accounts as of December 31, 2016, 2017 and 2018 were as follows:

	2016		2017		2018
Contributed capital account	Ps.	26,540,780	Ps.	26,519,004	Ps.	26,503,103
Net tax income account		3,232,321		4,111,601		4,548,882
Total	Ps.	29,773,101	Ps.	30,630,605	Ps.	31,051,985

l.

In the year 2016, 2017 and 2018 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA, MBJA and PACKAL from functional currency (euro and US dollar respectively) to the reporting currency (Mexican peso) and also the effects of the remeasurements of the employee benefit, net of income tax.

20.	Non-controlling interest (NCI)

On April 20, 2015 the Company acquired 100% of the shares of DCA, which owns 74.5% of the shares of MBJA and the remaining 25.5% is hold by Vantage, as a non-controlling shareholder.

On March 23, 2017, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$26.0 million, which was distributed to DCA USD$19.37 million (Ps. 377,603 an exchange rate of Ps. 19.4942) and Vantage USD$6.63 million (Ps. 130,846 an exchange rate Ps. 19.4942). Which were paid on January 22, 2018. The payment of this dividend corresponds to the dividends payable as of December 31, 2017 in the consolidated statement of financial position.

On June 12, 2018, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$30.0 million, which was distributed to DCA USD$22.35 million (Ps. 424,907 an exchange rate of Ps. 19.0115) and Vantage USD$7.65 million (Ps. 145,438 an exchange rate 19.0115) and were paid on September 27, 2018.

The following table summarizes the information relating to DCA that has material NCI, before any intra-group elimination as of December 31:

	2016		2017		2018
NCI percentage	25.5%		25.5%		25.5%
Non-current assets	Ps.	6,117,021	Ps.	5,610,289	Ps.	5,924,963
Current assets		1,155,778		1,505,069		784,583
Non-current liabilities		(2,590,361)		(1,840,532)		(2,041,456)
Current liabilities		(480,267)		(1,162,848)		(498,817)
Net assets		4,202,171		4,111,978		4,169,273
Net assets attributable to NCI	Ps.	1,071,554	Ps.	1,048,554	Ps.	1,063,165

	2016		2017		2018
Revenues	Ps.	1,622,033	Ps.	1,852,687	Ps.	2,509,511
Profit		281,078		321,416		397,110
OCI		773,453		(225,169)		(103,569)
Total comprehensive income		992,944		96,247		293,541
Profit allocated to NCI		71,675		81,961		101,263
OCI allocated to NCI	Ps.	117,787	Ps.	(31,635)	Ps.	(2,889)

	2016		2017		2018
Net cash provided by operating activities		729,858		625,619		772,358
Net cash provided by investment activities		13,673		(122,417)		(642,014)
Net cash used in financing activities		(156,099)		(202,264)		(137,040)
Net increase in cash and cash equivalents	Ps.	587,432	Ps.	300,938	Ps.	(6,696)

21.	Revenues

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

During the periods ended December 31, 2016, 2017 and 2018, the compliance with the TM by the Company’s Mexican airports was 99.9%, 100.0% and 100.0%, respectively.

The table below presents a summary for the years ended December 31, 2016, 2017 and 2018, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues.  For this presentation, access fees charged to third parties for complementary services are classified as airport services.

	2016		2017		2018
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	518,404	Ps.	681,096	Ps.	783,098
Charges for not canceling extended stay reservations		3,601		2,207		9,605
Parking on embarking/disembarking platform		66,563		72,158		83,326
Parking on extended stay or overnight platform		45,274		61,722		72,313
Passenger walkways and shuttle buses		31,217		34,795		36,688
Airport security charges		160,986		181,304		207,449
Airport real estate services to airlines:
Leasing of hangars to airlines		20,257		24,574		30,228
Leasing of shops, warehouses and stockrooms to airlines (operating)		4,045		4,040		4,229
Leasing of space and other terminal facilities to airlines within the terminal (operating)		53,095		56,100		58,893
Leasing of land and other surfaces to airlines outside the terminal (operating)		6,013		5,602		7,734
Leasing of check-in desks and other terminal space		809		575		445
Leasing of desks and other terminal space for ticket sale		5,764		7,866		9,063

Airport passenger services:
Domestic passenger charges		2,552,169		3,054,639		3,802,763
International passenger charges		3,210,822		3,696,147		3,950,085
Airport real estate services and rights of access to other operators		33,192		34,688		38,330
Complementary services:
Catering services		21,286		24,893		31,733
Other third-party ramp services rendered to airlines		42,283		50,775		68,244
Traffic and/or dispatch		55,402		58,954		57,276
Fuel supply or removal		195,458		216,600		238,178
Third-party airplane maintenance and repair		11,280		11,787		9,474
Total regulated revenues included in the maximum rate		7,037,920		8,280,522		9,499,154

Regulated revenues not included in the maximum rate:
Car parking charges		254,108		277,229		320,448
Recovery of cost over aeronautical services		126,513		157,211		153,409
Recovery of cost over non-aeronautical services		35,721		43,034		47,480
Total regulated revenues not included in the maximum rate		416,342		477,474		521,337
Total regulated revenues		7,454,262		8,757,996		10,020,491

	2016		2017		2018
Unregulated revenues(1)
Commercial concessions:
Retail operations		186,849		201,683		221,860
Food and beverages		138,664		163,925		193,971
Duty free		312,569		343,847		423,904
VIP lounges		28,418		36,945		39,884
Financial services		36,537		40,586		47,618
Communications and networks		12,528		11,927		14,479
Car rentals		177,807		205,992		270,698
Commercial leasing		22,802		16,579		12,338
Advertising		169,762		168,573		193,656
Time sharing developers		172,660		186,652		196,152
Leasing of space to airlines and other complementary service providers (non-operating)		111,146		123,568		126,791
Lease outside the terminal		36,132		47,730		58,259
VIP Lounges operated directly		112,042		154,737		222,736
Convenience store		93,747		84,436		100,325
Royalties		532		4,700		6,823
Revenues from sharing of commercial activities:
Retail operations		87,845		113,175		123,134
Food and beverages		81,455		112,350		142,991
Duty free		36,331		53,709		44,407
Financial services		726		17,386		19,650
Car rentals		20,914		28,790		39,556
Access fee for ground transportation		61,267		75,938		82,730
Non-airport access fees		60,128		73,622		37,067
Other leases		—		11,706		24,445
Services rendered to ASA		82		276		93
Various commercial-related revenues		16,319		16,599		18,628
Total unregulated revenues		1,977,262		2,295,431		2,662,195
Total aeronautical and non-aeronautical services	Ps.	9,431,524	Ps.	11,053,427	Ps.	12,682,686

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

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2016, 2017 and 2018 accounted for Ps. 1,676,037, Ps. 1,312,491 and Ps. 1,440,204 respectively.

The revenues of the Company recognized as of December 31, 2016, 2017 y 2018 transferred at a point in time was Ps. 6,843,143, Ps. 8,061,297 and Ps. 9,265,776, respectively and the revenues for services transferred over time was Ps. 2,588,382, Ps.2,992,130 and Ps. 3,416,910, respectively.

The revenues of the Company are measured based on the consideration specified in a contract with a client. The trade account receivable from clients corresponds to the total revenue of the Company of this note. The following table presents information on the nature and timing of satisfaction of performance obligations in contracts with customers, including significant payment terms, and the corresponding revenue recognition policy.

Type Contract	Nature and timing of service	Revenue recognition according IFRS 15	Revenue recognition according IAS 18

Aeronautical contracts with Airlines

The Company provides the facilities to serve the passengers and the price is determined based on Maximum Rates approved by the SCT and the JCAA in Jamaica and is assigned based on the service category (TUA, operational airport services, real estate services to airlines and car parking)

		Revenues is recognized monthly as the service is provided, based on the movement of passengers and aircraft associated with the type service.	The revenue is recognized monthly as the service is provided based on the movement of passengers and aircraft associated with the type service.

Complementary services	The Company provides the facilities to the client to provide the service of ground assistance to the airlines, based on the specific rates according to the aircraft and tariff for cargo volume.	Revenue assigned according to the type of service provided monthly when the service is performed over time.	Revenue assigned according to the type of service provided monthly when the service is performed over time.

Commercial concessions

The Company provides spaces within its terminal buildings that consist of the rental of the space in the airport terminals (different from the spaces occupied by the airlines that are essential for its operation), income from car parking, access fees to third parties that provide catering services and other services at airports, other miscellaneous income and royalties for the use of trademarks of the Company.

Revenues are recognized through operating lease agreements, and either with monthly fixed rent or a percentage of the lessee´s monthly revenues, whichever is higher. Rental income from the Company´s leases is recognized on a straight-line basis over the term of the relevant lease.

Revenues are recognized through operating lease agreements, and either with monthly fixed rent or a percentage of the lessee´s monthly revenues, whichever is higher. Rental income from the Company´s leases is recognized on a straight-line basis over the term of the relevant lease.

22.	Cost of services

Cost of services for the years ended December 31,  2016,  2017 and 2018 was composed of the following:

	2016		2017		2018
Employee cost (Note 24)	Ps.	584,560	Ps.	663,360	Ps.	773,630
Maintenance		346,805		505,352		528,929
Safety, security and insurance		282,310		317,023		386,079
Utilities		222,891		278,895		334,994
Other		345,805		345,777		430,090
	Ps.	1,782,371	Ps.	2,110,407	Ps.	2,453,722

23.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2016, 2017 and 2018 were composed of the following:

	2016		2017		2018
Depreciation	Ps.	300,880	Ps.	324,460	Ps.	400,205
Amortization		1,047,507		1,119,102		1,169,432
	Ps.	1,348,387	Ps.	1,443,562	Ps.	1,569,637

24.	Employee Cost

Employee Cost for the years ended December 31, 2016, 2017 and 2018 was composed of the following:

	2016		2017		2018
Wages and salaries	Ps.	403,312	Ps.	453,452	Ps.	541,186
Other remunerations		50,709		61,527		73,031
Social benefits		44,967		54,003		64,934
Severance payments		6,479		4,464		13,132
Labor union fees		15,421		16,991		17,673
Taxes on employee benefits		6,483		7,832		9,383
PTU		10,337		10,128		7,804
Retirement employee benefits		14,598		16,688		7,465
Others		32,254		38,275		39,022
	Ps.	584,560	Ps.	663,360	Ps.	773,630

25.	Cost of improvements to concession assets

As disclosed in Note 3.o, in conformity with IFRIC 12, the Company must recognize the revenues and costs of additions and improvements to concession assets, which they are obligated to perform at the airports as established by the MDP. The cost for such additions and improvements to concession assets is based on actual costs incurred by the Company in the execution of the additions or improvements, considering the investment requirements in the MDP, through bidding processes, the Company contracts third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The amounts paid are set at market value.

Cost of improvements to concession assets are comprised of the following at December 31, 2016, 2017 and 2018:

	2016		2017		2018
Cost of improvements to concession assets	Ps.	1,676,037	Ps.	1,312,491	Ps.	1,440,204

26.	Other income – net

Other (income) expenses is comprised of the following at December 31, 2016, 2017 and 2018:

	2016		2017		2018
Recovery insurance	Ps.	(2,903)	Ps.	(20,539)	Ps.	(22,454)
Sale of fixed assets		(4,493)		(5,070)		(6,604)
Cancellation of non-exigible liabilities and provisions		—		(87,755)		(36,949)
Other income		(11,021)		(18,198)		(21,727)
Total other income		(18,417)		(131,562)		(87,734)

Repair of damaged by natural disasters		—		6,514		771
Cost of retirement and disposal of fixed assets		5,566		17,684		12,158
Donation		—		20,066		—
Other expenses		12,556		3,377		1,653
Total other expenses		18,122		47,641		14,582
Other income – Net	Ps.	(295)	Ps.	(83,921)	Ps.	(73,152)

27.	Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2016, 2017 and 2018:

	2016		2017		2018
Interest income from cash equivalents	Ps.	182,426	Ps.	354,439	Ps.	393,529
Interest on recovered taxes		16,199		8,791		1,472
Gain on derivative financial instruments		68,261		34,361		115,938
Interests in favor of hedge		—		—		44,292
Other		12,684		23,144		21,463
Total interest income		279,570		420,735		576,694
Interest cost from bank loans		(107,680)		(124,438)		(151,971)
Loss in market value		—		—		(86,295)
Other financing costs		(24,622)		(18,394)		(29,891)
Interest cost for debt securities		(249,406)		(476,375)		(744,254)
Total interest expense		(381,708)		(619,207)		(1,012,411)
Foreign exchange gain		759,965		1,025,183		1,422,685
Foreign exchange loss		(1,260,859)		(926,100)		(1,223,001)
Foreign exchange gains (loss) - Net		(500,894)		99,083		199,684
Finance cost - Net	Ps.	(603,032)	Ps.	(99,389)	Ps.	(236,033)

28.	Commitments
a.

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

In March 2016, 2017 and 2018 the Mexican Directorate General of Civil Aviation (DGAC) approved the MDP committed of 2015, 2016 and 2017, respectively.

b.

In November 2014, the airport authority in Jamaica, approved capital investments to be made of USD$ 37,940,000 for the period April 2015 to March 2020. Compliance with MBJA capital investments must be made for the period rather than annually. During 2016, 2017 and 2018 capital investments were USD$ 659,000, USD$768,832 and USD$28,382,604, respectively.

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

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps. 234,780, which was challenged again by the Company on December 19, 2014. A jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgment of invalidity as the Company believes that in previous proceedings it is already guaranteed part of the amount set by the Court, so on June 19, 2018 the bond was exhibited before the Municipal Authority of Tijuana, Baja California for the amount of Ps.122,926.

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

b.

In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, whereas in Guadalajara airport it occurred in 1975. Before such expropriations, a group of farmers called Ejido, one in Tijuana and other different in Guadalajara, owned these lands. The farmers have raised claims against the indemnity payments received from the Mexican Government, and in Tijuana airport requested the reversion of the expropriation. During 2008, the Ejido Tampico in the Tijuana airport received an unfavorable resolution, which was appealed.  Subsequently the Ejido received a favorable resolution, which may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido. At the date of these consolidated financial statements, the judgment is still pending to be resolved.

In the case of Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport.  In November 2010, the Court granted the protection of the federal justice to the Ejidos El Zapote and Santa Cruz del Valle, in Guadalajara airport, instructing to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared unsubsistence the Concession granted to the Guadalajara airport in 1998, in reference to manage, operate and develop the airport facilities.  On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for the trial with the Ejido El Zapote, the trial is ongoing. However, on July 31, 2014, the court issued a favorable sentence for the Ejido El Zapote, which was challenged by the Company. On April 14, 2016, the appellate Court determined conclusively that, while it was true that the right of the Ejido to contest the appraisal with which it was compensated had been violated, it also determined that the land could not be returned to the complainant Ejido, as "incongruous" the declaration of invalidity of the concession granted to Guadalajara airport. On January 13, 2017 a Federal Institute issued an appraisal for the value of a portion of the land in which Guadalajara airport is based, related to the appeal previously mentioned. This appraisal was made based on the expropriation decree of 1975. On June 30, 2017, the Court notified that the appeal was accomplished once Ejido group was informed of the appraisal made by the Federal Institute. On February 17, 2017, the Company was notified of a new legal proceeding before an agrarian court instituted by El Zapote against the federal government. This proceeding alleges similar facts to the initial case and claims the same disputed property that was the subject of the initial case. This legal proceeding is in its initial phases, and the Company has joined as an interested third party.

This resolution was challenged by the Ejido group and accepted by the Court which instructed to review the appeal in order to concluded as to the possibility of achieving the final resolution and if this is not the case to refer the matter to the Supreme Court of Justice of the Nation (SCJN) for a resolution. The resolution is still pending. Thus, on June 20, 2018, the Second Chamber of the SCJN resolved that on the basis of a regulatory instrument who should resolve the possibility or impossibility of complying with the writ of appeal is the Court itself. The Court so he ordered the return of the file. In response to the above, the District Judge opened the substitute compliance incident on August 10, 2018, which is pending resolution. In case of the Ejido Santa Cruz del Valle the district court determinate the illegality of the expropriation decree against the Federal Government, which was confirmed by the appellate court and is currently under implementation. The legal advisors of the Company considered the Federal Government is working in a substitute compliance, consisting of the payment of compensation in favor of the Ejido Santa Cruz del Valle.  Once it is completed the implementation process by the Government, the Company will not have any affectation in the operation or in the results of operations of the airport. In 2016, members of the Ejido Zapote blocked the access to the Guadalajara airport parking lot, representing a loss of commercial revenues of approximately Ps. 19,200 on 2017 and 2018the Company had a loss in commercial revenues for an amount of Ps. 9,000 and Ps. 8,100 respectively, due to new events made by members of Ejido El Zapote.

On October 1, 2013, the Company received notices for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Puerto Vallarta airport and various Federal Authorities in connection with four legal proceedings filed by the participants in the Ejido Valle de Banderas. The Ejido is claiming the restitution or payment as a compensation in respect of 154 hectares of land comprising this airport, besides the partial cancellation of the concession granted to the Puerto Vallarta airport. The Company attended the initial appointment on October 8, 2013, at which obtained a deferral until December 2, 2013 due to the lack of formal notice, which was again deferred, having the first audience on January 24, 2014, where the Ejido ratified the lawsuit and the Company demanded the suspension of this process due to the incompetence of jurisdiction. Therefore, the audience was delayed for three days, in order to give time to the Ejido to provide a rebuttal.  The Company estimates that the court involved in this proceeding, located in the State of Nayarit, does not have jurisdiction, because the airport is located in the State of Jalisco, besides, this court is not competent to nullify an administrative act, as it is related to the concession’s title. The Court declared competent the Court of Nayarit, sentence which was favorable but currently challenged by the Federal Court. As a result of the objection, the Federal Superior Court declared the court of Guadalajara, Jalisco, as competent in three of them. Two of the four procedures, are before the agrarian court of Jalisco pending to resolve, two incompetence by subject. A third procedure is awaiting the referral of the proceedings to the Guadalajara Court and a fourth is still awaiting an appeal resolution regarding jurisdiction over territory.

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

c.

Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As of the date of these consolidated financial statements, the Company does not have any knowledge about sanctions against it.

d.

On June 17, 2015, the SCJN issued an amparo to the Company upholding the validity of Articles X and XII of the Company’s bylaws regarding the limitations on ownership of its capital stock. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles. On December 11, 2015, both parties were notified of the final judgment, ordering them to refer to the collegiate court of origin to the effect that the Second Civil Chamber of the High Court of Mexico City, who is ordered to confirm articles X and XII of the bylaws of the Company are valid based on Article 48, section III of the Mexican Securities Market Law. In February 2016, the Company was notified of the resolution issued by the Superior Court of Justice of Mexico City, pursuant to the judgment of the SCJN, which declared the validity of the Company's by-laws, which states that Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. violate the by-laws by maintaining jointly a percentage higher than 10% allowed in Article X of the Company's by-laws, therefore, is ordering to Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V., the sale of the Series "B" shares which exceed 10% of the capital stock and instructs that the sale must be made through a procedure called "Initial Public Offering" under the terms of the law and in accordance with Article XII of the Company’s by-laws.

In February 2016, the Company, Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. filed claims of direct amparo against the ruling of the Superior Court of Justice, the essence of both claims for amparo corresponds to that; Grupo México, S.A.B. de C.V. argues that a proceeding was not granted for the sale of the excess shares, the Company argues that Grupo México, S.A.B. de C.V. should be liable for the payment of costs in favor of the Company, however both claims of appeal have not been resolved,  and are pending resolution in the Eighth Collegiate Court in Civil Matters of the Fists Circuit. Thus, in the opinion of the Company and its legal counsel, no present obligation currently exists, therefore the Company has not recognized any provision regarding this matter.

30.	Operating segment and geographic information

All airports provide similar services to their customers as described in Note 21.

The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations.

Following are the segment results, assets and liabilities by segments for the years ended December 31, 2016, 2017 and 2018.

December 31, 2016	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,039,875	Ps.	974,023	Ps.	828,073	Ps.	895,586	Ps.	1,169,114	Ps.	245,090	Ps.	318,114	Ps.	568,015	Ps.	7,037,920	Ps.	—	Ps.	—	Ps.	7,037,920
Non-aeronautical services		565,381		265,700		313,309		520,347		438,575		68,399		91,680		129,681		2,393,072		532		—		2,393,604
Improvements to concessions assets		521,056		376,290		109,902		189,625		14,344		133,963		92,516		238,342		1,676,037		—		—		1,676,037
Total revenues		3,126,311		1,616,014		1,251,283		1,605,558		1,622,031		447,451		502,340		936,040		11,107,029		532		—		11,107,561
Total intersegment revenues		—		—		—		—		—		—		—		—		—		3,722,428		(3,722,428)		—
Income from operations		1,735,192		765,929		729,952		893,382		524,139		152,921		251,071		195,508		5,248,095		3,484,359		(3,497,562)		5,234,892
Interest income		71,363		11,374		25,813		34,894		—		15,414		11,819		20,509		191,186		451,089		(362,705)		279,570
Interest expense		(96,434)		(36,905)		(32,977)		(56,233)		(142,405)		(19,624)		(15,460)		(36,374)		(436,410)		(308,004)		362,705		(381,708)
Gain on financial investment held for coverage		—		—		—		—		—		—		—		—		—		68,261		—		68,261
Depreciation and amortization for the year		(268,391)		(153,645)		(139,500)		(188,376)		(333,924)		(49,111)		(47,960)		(159,275)		(1,340,182)		(8,205)		—		(1,348,387)
Share of loss of associate		—		—		—		—		—		—		—		—		—		(11,728)		—		(11,728)
Income before income taxes		1,712,126		740,569		731,710		894,925		366,464		148,283		244,333		160,475		4,998,886		3,118,808		(3,497,562)		4,620,132
Income taxes expense		(430,926)		(175,261)		(181,021)		(278,486)		(97,113)		(31,073)		(59,545)		(22,028)		(1,275,454)		8,881		—		(1,266,573)
Total assets		8,602,939		5,322,674		3,589,999		4,042,519		4,017,963		1,629,746		1,308,647		3,762,056		32,276,543		33,785,689		(30,010,770)		36,051,462
Total liabilities		2,483,043		1,063,332		893,123		1,507,615		2,000,593		539,716		418,405		899,060		9,804,886		10,226,807		(6,384,800)		13,646,893
Investments in associates		—		—		—		—		—		—		—		—		—		21,636		—		21,636
Net cash flows provided by operations activities		1,612,152		444,953		743,818		1,028,391		753,970		176,530		220,897		326,250		5,306,963		334,240		—		5,641,203
Net cash flow used in investing activities		(555,859)		(427,335)		(93,100)		(208,502)		(45,195)		(132,778)		(103,264)		(278,412)		(1,844,445)		3,546,981		(3,519,092)		(1,816,557)
Net cash flow used in financing activities		(616,854)		(15,492)		(506,223)		(380,419)		(272,823)		125,786		(88,231)		75,641		(1,678,613)		(3,611,664)		3,519,092		(1,771,185)
Additions to non-current as assets		5,757,015		3,411,502		2,456,977		2,638,572		6,117,021		1,002,690		859,982		2,465,893		24,709,652		178,302		—		24,887,954

December 31, 2017	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,426,289	Ps.	1,158,896	Ps.	989,137	Ps.	1,111,293	Ps.	1,290,079	Ps.	272,941	Ps.	386,726	Ps.	645,162	Ps.	8,280,522	Ps.	—	Ps.	—	Ps.	8,280,522
Non-aeronautical services		645,997		304,023		371,939		618,468		496,477		62,481		116,686		152,133		2,768,205		4,700		—		2,772,905
Improvements to concessions assets		326,198		203,664		101,235		222,106		66,131		174,769		122,133		96,256		1,312,491		—		—		1,312,491
Total revenues		3,398,484		1,666,582		1,462,309		1,951,865		1,852,687		510,191		625,545		893,551		12,361,218		4,700		—		12,365,918
Total intersegment revenues		—		—		—		—		—		—		—		—		—		4,265,456	(4,265,456)			—
Income from operations		2,072,491		883,966		863,209		1,171,837		565,463		142,836		312,363		201,276		6,213,440		4,323,747	(4,255,456)			6,281,731
Interest income		105,328		45,775		53,166		65,601		—		26,798		15,648		32,674		344,991		750,350		(674,606)		420,735
Interest expense		(168,112)		(89,265)		(52,327)		(85,706)		(136,497)		(35,317)		(27,125)		(59,450)		(653,800)		(640,015)		674,606		(619,207)
Gain on financial investment held for coverage		—		—		—		—		—		—		—		—		—		34,361		—		34,361
Depreciation and amortization for the year		(295,445)		(161,892)		(142,763)		(201,241)		(344,861)		(59,241)		(52,836)		(175,472)		(1,433,750)		(9,813)		—		(1,443,562)
Share of loss of associate		—		—		—		—		—		—		—		—		—		(10,620)		—		(10,620)
Income before income taxes		2,008,984		840,689		856,050		1,135,132		445,269		134,220		303,605		188,364		5,912,312		4,514,866		(4,255,456)		6,171,722
Income taxes expense		(442,764)		(152,631)		(184,506)		(288,786)		(107,062)		(12,382)		(69,271)		(61,368)		(1,318,770)		(121,871)		—		(1,440,641)
Total assets		9,289,847		5,541,186		3,875,465		4,133,283		3,068,476		1,715,227		1,475,581		3,749,862		32,848,928		38,598,059		(31,929,455)		39,517,532
Total liabilities		3,133,738		1,498,785		1,127,055		1,872,045		1,854,290		663,360		571,006		1,022,866		11,743,146		13,871,716		(8,174,099)		17,440,763
Investment in associates		—		—		—		—		—		—		—		—		—		11,016		—		11,016
Net cash flows provided by operations activities		1,852,797		969,246		844,238		1,086,007		788,059		195,867		270,238		381,488		6,387,940		(105,808)		(113,430)		6,168,702
Net cash flow used in investing activities		(414,701)		(410,216)		(184,142)		(323,649)		(122,417)		(202,470)		(143,243)		(147,718)		(1,948,557)		4,839,982		(4,830,000)		(1,938,575)
Net cash flow used in financing activities		(1,144,341)		(560,617)		(436,447)		(825,018)		(287,859)		(77,101)		(123,028)		(232,161)		(3,686,573)		(2,830,743)		4,830,000		(1,687,316)
Additions to non-current as assets		5,796,853		3,615,601		2,432,387		2,762,873		5,604,397		1,134,216		967,981		2,431,955		24,746,263		318,997		—		25,065,260

December 31, 2018	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,824,677	Ps.	1,344,122	Ps.	1,088,417	Ps.	1,244,106	Ps.	1,419,674	Ps.	306,118	Ps.	484,798	Ps.	787,242	Ps.	9,499,154	Ps.	—	Ps.	—	Ps.	9,499,154
Non-aeronautical services		796,739		326,214		399,427		698,891		543,878		82,922		148,119		180,517		3,176,708		6,823		—		3,183,532
Improvements to concession assets		110,415		100,986		40,330		346,956		545,959		47,541		16,244		231,771		1,440,204		—		—		1,440,204
Total revenues		3,731,830		1,771,323		1,528,174		2,289,954		2,509,511		436,581		649,162		1,199,530		14,116,066		6,823		—		14,122,890
Total intersegment revenues		—		—		—		—		—		—		—		—		—		4,805,223		(4,805,223)		—
Income from operations		2,454,759		1,042,368		942,551		1,272,180		646,677		153,576		408,037		306,197		7,226,345		4,783,428		(4,765,120)		7,244,652
Interest income		112,569		44,954		43,471		54,836		6,431		13,722		19,502		51,327		346,813		1,065,159		(835,278)		576,694
Interest expense		(230,458)		(136,453)		(65,407)		(136,914)		(135,740)		(50,927)		(47,099)		(93,929)		(896,927)		(950,762)		835,278		(1,012,411)
Gain on financial investment held for coverage		—		—		—		—		—		—		—		—		—		29,643		—		29,643
Depreciation and amortization for the year		(310,882)		(180,904)		(153,230)		(217,858)		(354,963)		(72,635)		(61,073)		(186,997)		(1,538,542)		(31,095)		—		(1,569,637)
Share of loss of associate		—		—		—		—		—		—		—		—		—		(947)		—		(947)
Income before income taxes		2,394,213		979,156		952,241		1,218,028		525,351		124,243		386,323		263,776		6,843,329		4,929,463		(4,765,120)		7,007,672
Income taxes expense		(584,439)		(210,874)		(225,833)		(336,560)		(128,246)		(19,098)		(99,963)		(114,118)		(1,719,131)		(149,910)		—		(1,869,041)
Total assets		9,773,884		5,729,156		3,918,644		4,166,561		3,039,158		1,747,518		1,632,722		3,033,967		33,041,609		38,884,387		(32,375,494)		39,550,502
Total liabilities		3,519,318		1,858,474		1,158,586		2,228,807		2,123,946		735,487		701,735		1,405,884		13,732,236		13,911,464		(9,865,348)		17,778,352

Investments in associates		—		—		—		—		—		—		—		—		—		35		—		35
Net cash flows provided by operations activities		2,233,357		1,376,334		797,800		1,063,923		860,399		173,726		357,455		448,702		7,311,697		810,779		(886,857)		7,235,619
Net cash flow used in investing activities		(284,319)		(378,328)		(90,743)		(418,407)		(652,469)		(61,374)		(113,388)		(255,707)		(2,254,734)		4,959,209		(5,254,886)		(2,550,411)
Net cash flow used in financing activities		(1,552,530)		(681,179)		(739,684)		(942,796)		(931,248)		(107,021)		(155,344)		(6,374)		(5,116,178)		(6,305,402)		5,254,886		(6,166,694)
Additions to non-current as assets		5,665,570		3,729,013		2,356,638		2,976,072		5,924,992		1,128,854		990,782		2,600,342		25,372,263		729,295		—		26,101,558

Non-current assets are comprised of Machinery, equipment, Improvements to leased assets, Improvements to concession assets, Airport concessions, Rights of use of airport facilities,

Other acquired rights, Right-of-use assets and Other assets.

The unrealized exchange loss, net amounts (a non-cash item) disclosed in the consolidated statements of cash flow relates mainly to Other Companies segments, and comes from bank loans denominated in foreign currency

The amounts shown in the eliminations column relates to the intercompany transactions and balances being eliminated to arrive at consolidated figures, such as, personnel services, parking operations, income and financial expenses, equity method, investments in subsidiaries, amongst the most important.

•

Geographic information - All business units of the Company are operating in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Segment revenue has been based on the geographic location of the customers and non-current segment assets were based on the location of the assets. Montego Bay airport corresponds to the Region of Jamaica with geographic revenue of Ps. 1,622,031, Ps. 1,852,687 and Ps. 2,509,511 during the years ended December 31, 2016, 2017 and 2018 respectively and non-current assets of Ps. 6,117,021, Ps. 5,604,397 and Ps. 5,924,992 as of December 31, 2016, 2017 and 2018 respectively. Geographic revenue from customers located in Mexico amounted to Ps. 9,485,530, Ps.10,513,231 and Ps. 11,613,379 for the years ended December 31, 2016, 2017 and 2018 and non-current assets physically located in Mexico totaled Ps. 18,802,570, Ps. 19,454,971 and Ps. 20,176,566 at December 31, 2016, 2017, and 2018 respectively. There are no revenues generated from and no non-current assets located in Spain.

•

Major Customers -The Company has no dependence on a particularly customer, as   51.9%,  54.6% and 54.9% of the total revenues for 2016, 2017 and 2018, respectively, corresponds to the passenger charges that are paid by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than 10.0% of the consolidated revenues.

•

Major suppliers -The Company has no dependence of particularly supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

31.	Foreign currency transactions
a.	Transactions denominated in foreign currency for the years ended at December 31, 2016, 2017 and 2018 were as follows:

	2016	2017	2018
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	121,137	135,776	150,488
Revenues for recovery expenses	923	1,362	1,820
Technical assistance fees	5,622	5,738	5,859
Other expenses	55,723	54,198	61,078

b.	The exchange rates in effect at the dates of the consolidated financial statements and it’s issuance date were as follows:

	December 31,						February 20,
	2016		2017		2018		2019
Mexican pesos per one U.S. dollar (Note 3.p)	Ps.	20.6640	Ps.	19.7354	Ps.	19.6829	Ps.	19.2578

32.	Transactions with related parties

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

Transactions with AMP, carried out in the ordinary course of business, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2016		2017		2018
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	301,820	Ps.	357,451	Ps.	411,477
Services received	Ps.	2,260	Ps.	—	Ps.	—

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

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of USD$7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of USD$4,000,000 (these amounts are subject to adjustment based on the CPI) or 5% of GAP’s consolidated operating income only for the Mexican airports, defined as earnings before interest income or expense, calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization.

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

	2016		2017		2018
Non-airport access rights	Ps.	33,138	Ps.	43,973	Ps.	3,737

c.	Accounts receivable (payable) with other related parties that are in the consolidated statement of financial position as of December 31, 2016, 2017 and 2018, are integrated as follows:

	2016		2017		2018
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V.(Independent adviser)	Ps.	891	Ps.	—	Ps.	93
Mayo 13, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	417	Ps.	—
OTV (Shareholder)	Ps.	6,150	Ps.	5,950	Ps.	—

	2016		2017		2018
Accounts payable:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	(1,125)	Ps.	(3,777)	Ps.	(7,698)
OTV (Shareholder)	Ps.	—	Ps.	—	Ps.	(465)

d.	Transactions with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
Commercial revenues:
Especialistas en Alta Cocina, S.A. de C.V. (Independent Director)	Ps.	18,374	Ps.	28,093	Ps.	32,236
Mayo 13, S.A. de C.V. (Independent Director)	Ps.	5,341	Ps.	10,042	Ps.	9,443
Otayconnect, S. de R.L. de C.V. (Shareholder)	Ps.	—	Ps.	—	Ps.	300
Promotora Cabo Real, S.A. de C.V. (Shareholder)	Ps.	22,125	Ps.	22,225	Ps.	21,059
Santanem, S.A. de C.V. (Shareholder)	Ps.	176	Ps.	—	Ps.	—

	2016		2017		2018
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)		5,238	Ps.	14,637	Ps.	8,896
Otayconnect, S. de R.L. de C.V. (Shareholder)	Ps.	—	Ps.	—	Ps.	477

e.	The total amounts paid to key management personnel or directors, for the years ended at December 31, 2016, 2017 and 2018 were as follows:

	2016		2017		2018
Management	Ps.	27,704	Ps.	28,587	Ps.	28,961
Independent directors (7)	Ps.	5,779	Ps.	6,205	Ps.	8,140

33.	Leases

Leasing as the tentant – Policy before January 1, 2018 - Rents from non-cancelable operating leases was payable as follows:

	2016		2017
Less than one year	Ps.	18,550	Ps.	15,067
One to two years		9,178		10,716
Two to three years		9,696		11,252
Three to four years		10,138		11,899
Four to five years		10,497		12,583
More than five years		306		1,432
	Ps.	58,365	Ps.	62,949

The Company leases space for its corporate offices under renewed operating lease agreements for a term of three and five years, counted as of May 2017 and February 2018, and will end in April 2020 and January 2023, respectively. The monthly rent to pay was USD $42,523. Base rent is subject to increases in accordance with the NCPI and the CPI.

The expense in pesos for income amounted to Ps. 8,837 and Ps. 9,044 for the years ended December 31, 2016 and 2017, respectively.

In addition to the rent described above, the Company has entered into other contracts for the rental of other assets, the amounts of which are not material.

–	Leases as lessor
a)

The Company receives payments from leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such non-cancelable in Mexico leases is as follows:

	2016		2017		2018
Less than one year	Ps.	656,672	Ps.	720,071	Ps.	1,162,457
One to two years		361,797		434,079		835,157
Two to three years		214,803		208,106		665,499
Three to four years		70,334		116,597		524,911
Four to five years		55,225		43,150		316,356
More than five years		28,113		12,888		203,288
	Ps.	1,386,944	Ps.	1,534,891	Ps.	3,707,668

b)	Future minimum rental payments under non-cancellable leases in MBJA are as shown in the following table (in thousands of USD Dollars):

	2016		2017		2018
Less than one year	USD$	10,022	USD$	13,018	USD$	12,175
One to two years		10,022		11,227		6,122
Two to three years		10,022		5,221		3,577
Three to four years		5,158		2,860		3,395
Four to five years		2,992		2,719		2,723
More than five years		6,197		16,305		22,177
	USD$	44,413	USD$	51,350	USD$	50,169

During the years ended December 31, 2016, 2017 and 2018, the Company recognized income from leasing activities of Ps. 1,736,237, Ps. 2,039,697 and Ps. 2,376,820, as part of the non-regulated revenues in the consolidated statements of profit or loss and other comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2016, 2017 and 2018 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 21.

34.	New accounting principles not yet in effect

The Entity has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 17	Insurance Contracts2
Amendments to IFRS 9	Prepayment Features with Negative Compensation1
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures1
Annual Improvements to IFRS
Standards 2015–2017 Cycle	Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs1
Amendments to IAS 19
Employee Benefits	Plan Amendment, Curtailment or Settlement1
IFRS 10 Consolidated Financial
Statements and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture2
IFRIC 23	Uncertainty over Income Tax Treatments1

1 Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

2 Effective for annual periods beginning on or after a date to be determined.

IFRS 17 Insurance Contracts

The IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts.

This standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.

The General Model will use current assumptions to estimate the amount, timing and uncertainty of future cash flows and it will explicitly measure the cost of that uncertainty, it takes into account market interest rates and the impact of policyholders’ options and guarantees.

The implementation of this standard is likely to bring significant changes to an Company’s processes and systems, and will require much greater co-ordination between many functions of the business, including finance, actuarial and IT.

This standard is effective for annual reporting periods beginning on or after January 1, 2021, with early application permitted. It is applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied.

For the purpose of the transition requirements, the date of initial application is the start if the annual reporting period in which the Company first applies this standard, and the transition date is the beginning of the period immediately preceding the date of initial application.

The Company’s management anticipate that the application of these amendments will not have an impact on the Company's consolidated financial statements in future periods should such transactions arise.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

The amendments to IFRS 9 clarify that for the purpose of assessing whether a prepayment feature meets the SPPI condition, the party exercising the option may pay or receive reasonable compensation for the prepayment irrespective of the reason for prepayment. In other words, prepayment features with negative compensation do not automatically fail SPPI.

The amendment applies to annual periods beginning on or after January 1, 2019, with earlier application permitted. There are specific transition provisions depending on when the amendments are first applied, relative to the initial application of IFRS 9. The Company’s management anticipate that the application of these amendments not have an impact on the Company's consolidated financial statements, because all the effects was recognized in the initial adoption.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures

The amendment clarifies that IFRS 9, including its impairment requirements, applies to long-term interests. Furthermore, in applying IFRS 9 to long-term interests, an entity does not take into account adjustments to their carrying amount required by IAS 28 (i.e., adjustments to the carrying amount of long-term interests arising from the allocation of losses of the investee or assessment of impairment in accordance with IAS 28).

The amendments apply retrospectively to annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. Specific transition provisions apply depending on whether the first-time application of the amendments coincides with that of IFRS 9. The Company’s management anticipate that the application of these amendments not have an impact on the Company's consolidated financial statements in future periods should such transactions arise.

Annual Improvements to IFRS Standards 2015–2017 Cycle Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs

The Annual Improvements include amendments to four Standards.

IAS 12 Income Taxes

The amendments clarify that an entity should recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the Company originally recognized the transactions that generated the distributable profits. This is the case irrespective of whether different tax rates apply to distributed and undistributed profits.

IAS 23 Borrowing Costs

The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

IFRS 3 Business Combinations

The amendments to IFRS 3 clarify that when an Company obtains control of a business that is a joint operation, the entity applies the requirements for a business combination achieved in stages, including remeasuring its previously held interest (PHI) in the joint operation at fair value. The PHI to be remeasured includes any unrecognized assets, liabilities and goodwill relating to the joint operation.

IFRS 11 Joint Arrangements

The amendments to IFRS 11 clarify that when a party that participates in, but does not have joint control of, a joint operation that is a business obtains joint control of such a joint operation, the Company does not remeasure its PHI in the joint operation.

All the amendments are effective for annual periods beginning on or after January 1, 2019 and generally require prospective application. Earlier application is permitted.

The Company’s management do not anticipate that the application of the amendments in the future will have any impact on the Company consolidated financial statements as the Company is neither a first-time adopter of IFRS nor a venture capital organization. Furthermore, the Company does not have any associate or joint venture that is an investment Company.

Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement

The amendments clarify that the past service cost (or of the gain or loss on settlement) is calculated by measuring the defined benefit liability (asset) using updated assumptions and comparing benefits offered and plan assets before and after the plan amendment (or curtailment or settlement) but ignoring the effect of the asset ceiling (that may arise when the defined benefit plan is in a surplus position). IAS 19 is now clear that the change in the effect of the asset ceiling that may result from the plan amendment (or curtailment or settlement) is determined in a second step and is recognized in the normal manner in other comprehensive income.

The paragraphs that relate to measuring the current service cost and the net interest on the net defined benefit liability (asset) have also been amended. An Company will now be required to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. In the case of the net interest, the amendments make it clear that for the period post plan amendment, the net interest is calculated by multiplying the net defined benefit liability (asset) as remeasured under IAS 19 with the discount rate used in the remeasurement (also taking into account the effect of contributions and benefit payments on the net defined benefit liability (asset)).

The amendments are applied prospectively. They apply only to plan amendments, curtailments or settlements that occur on or after the beginning of the annual period in which the amendments to IAS 19 are first applied. The amendments to IAS 19 must be applied to annual periods beginning on or after January 1, 2019, but they can be applied earlier if an entity elects to do so. The Company’s management anticipate that the application of these amendments not have an impact on the Company's consolidated financial statements in future periods should such transactions arise.

IFRS 10 Consolidated Financial Statements and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Company consolidated financial statements in future periods should such transactions arise.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as an entity; and
•	assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:
–	If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.
–	If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively.

The Company’s management do not anticipate that the application of the amendments in the future will have an impact on the Company’s consolidated financial statements.

35.	Authorization to issue the financial statements

On February 20, 2019  the issuance of these consolidated financial statements was authorized by Lic. Raúl Revuelta Musalem, Chief Executive Officer, and by Lic. Saúl Villarreal García, Chief Financial Officer. Consequently, these consolidated financial statements do not reflect events after this date and are subject to approval at the Ordinary General Stockholders’ Meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *