Form 20-F
period 2019-12-31
Pacific Airport Group
filed 2020-05-28
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Series B Shares	GAP B	New York Stock Exchange, Inc.*
American Depositary Shares (ADSs), each representing ten Series B Shares	PAC	New York Stock Exchange, Inc.

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

As previously reported by Grupo Aeroportuario del Pacifico, S.A.B de C.V. in its current report on Form 6-K as filed with the U.S. Securities and Exchange Commission on April 24, 2020, the filing of this annual report on Form 20-F for the period ended December 31, 2019 was delayed due to circumstances related to COVID-19. As a result of the COVID-19 pandemic, has caused severe disruptions in travel and transportation, as well as limited access to the Company’s facilities, resulting in limited support from its staff. This has, in turn, delayed the Company’s ability to complete the 2019 Annual Report and the 20-F Report, as a result, the Company included the risk factors section in the report.

The Company is relying on the U.S. Securities and Exchange Commission Order Under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended, on March 25, 2020 (SEC Release No. 34-88465) to file this annual report on the date hereof.

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in forward-looking statements. These factors, some of which are discussed below under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico, Jamaica or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that eventualities related to other risks and uncertainties, including the duration and severity of the recent coronavirus (“COVID-19”) outbreak and its impacts on our business; may cause actual results to differ materially from those expressed in forward-looking statements.

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

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.18.8600 to U.S.$1.00, the noon buying rate for pesos on December 31, 2019, as published by the U.S. Federal Reserve Board. On May 22, 2020, the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps.22.7380 to U.S.$1.00.

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

In reviewing this annual report, you should take into account the fact that certain margin and ratio calculations that utilize “total revenues” or “total operating costs” will reflect the effects of International Financial Reporting Interpretation Committee 12 Service Concession Arrangements (“IFRIC 12”), which provides the accounting treatment to be followed for service concession contracts for services considered to be public in nature. We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform at the airports as established by our Master Development Programs for our Mexican airports and by our Capital Development Programs for our Jamaican airports. The amount of revenues for these services are equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results and do not represent a cash inflow. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues.

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

As a result of our acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) in April 2015, our selected consolidated financial and operating data for the fiscal year ended December 31, 2015 includes the consolidation of DCA’s financial and operating data from April 1, 2015. Therefore, financial and operating data for the fiscal year ended December 31, 2015 may not be directly comparable with financial and operating data for prior or subsequent fiscal years. DCA has a 74.5% stake in MBJ Airports Limited (“MBJA”), the entity that holds the concession to operate the Sangster International Airport in Montego Bay, Jamaica (the “Montego Bay International Airport” or “Montego Bay airport”). MBJA uses the U.S. dollar as its functional currency, and its financial statements are prepared in accordance with IFRS. As a result, consolidation of MBJA’s financial statements with GAP’s financial statements do not require any substantial accounting changes.

On October 10, 2019, we took control of the operation, management and administration of the Norman Manley International Airport (“NMIA”) located in Kingston, Jamaica, pursuant to a concession agreement that we signed with the Government of Jamaica on October 10, 2018 (the “NMIA Concession Agreement”). PAC Kingston Airport Limited (“PACKAL”), our wholly owned Jamaican subsidiary incorporated in September 2018, holds the concession for the operation of NMIA. As a result of taking over the operation and management of NMIA in October 2019, our selected consolidated financial and operating data for the fiscal year ended December 31, 2019 includes the consolidation of PACKAL’s financial and operating data from October 10, 2019. Therefore, financial and operating data for the fiscal year ended December 31, 2019 may not be directly comparable with financial and operating data for prior fiscal years. PACKAL uses the U.S. dollar as its functional currency, and its financial statements are prepared in accordance with IFRS. As a result, consolidation of PACKAL’s financial statements with GAP’s financial statements do not require any substantial accounting changes.

		Year ended December 31,
	2015		2016		2017		2018		2019 (1) (13)		2019 (1)
		(thousands of pesos, except per share and per ADS data)									(thousands of U.S. dollars; except per share and per ADS data) (1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services (2)	Ps.	5,419,022	Ps.	7,037,920	Ps.	8,280,522	Ps.	9,499,154	Ps.	10,547,720	U.S.$	559,264
Non-aeronautical services (3)		1,849,252		2,393,604		2,772,905		3,183,532		3,771,500		199,973
Improvements to concession assets (4)		838,635		1,676,037		1,312,491		1,440,204		1,906,801		101,103
Total revenues		8,106,909		11,107,561		12,365,918		14,122,890		16,226,021		860,340
Operating costs:
Costs of services:
Employee costs		502,794		584,560		663,360		773,630		877,068		46,504
Maintenance		302,203		346,805		505,352		528,929		578,510		30,674
Safety, security & insurance		249,752		282,310		317,023		386,079		428,208		22,705
Utilities		192,158		222,891		278,895		334,994		380,370		20,168
Other		311,351		345,805		345,777		430,090		480,708		25,488
Total costs of services		1,558,258		1,782,371		2,110,407		2,453,722		2,744,864		145,539
Technical assistance fees (5)		236,507		301,820		357,451		411,477		461,549		24,472
Concession taxes (6)		483,086		764,349		944,197		1,076,350		1,318,220		69,895
Depreciation and amortization:
Depreciation (7)		206,724		300,880		324,460		400,205		446,517		23,675
Amortization (8)		949,711		1,047,507		1,119,102		1,169,432		1,329,620		70,499
Total depreciation and amortization		1,156,435		1,348,387		1,443,562		1,569,637		1,776,137		94,175
Other (income) expense		(254,612)		(295)		(83,921)		(73,152)		1,212		64
Cost of improvements to concession assets (4)		838,635		1,676,037		1,312,491		1,440,204		1,906,801		101,103
Total operating costs		4,018,309		5,872,669		6,084,187		6,878,238		8,208,783		435,248
Income from operations		4,088,600		5,234,892		6,281,731		7,244,652		8,017,238		425,092
Finance cost - net		(456,810)		(603,032)		(99,389)		(236,033)		(671,132)		(35,585)
Share of loss of associates		(13,704)		(11,728)		(10,620)		(947)		79		4
Income before income taxes		3,618,086		4,620,132		6,171,722		7,007,672		7,346,185		389,511
Income tax expense		847,309		1,266,573		1,440,641		1,869,041		1,891,443		100,289
Profit for the year		2,770,777		3,353,559		4,731,081		5,138,631		5,454,742		289,223
Other comprehensive income
Exchange differences on translating foreign operations		482394		773,453		(226,494)		(103,569)		(269,440)		(14,286)
Remeasurements of employee benefit – net of income taxes		n/a		10773		(2,602)		(161)		(1,404)		(74)
Cash flow hedges, effective portion of changes in fair value, net of income tax		n/a		n/a		n/a		n/a		(172,094)		(9,125)
Total comprehensive income for the year		3,253,171		4,137,785		4,501,985		5,034,901		5,011,804		265,737
Profit for the year attributable to:
Controlling interest		2,726,020		3,281,884		4,649,120		5,037,368		5,360,152		284,207
Non-controlling interest		44757		71,675		81,961		101,263		94,590		5,015
Profit for the year		2,770,777		3,353,559		4,731,081		5,138,631		5,454,742		289,223
Total comprehensive income for the year
Controlling interest		3,141,513		3,948,323		4,451,659		4,936,526		4,937,027		261,772
Non-controlling interest		111658		189,462		50,326		98,375		74,777		3,965
Total comprehensive income for the year		3,253,171		4,137,785		4,501,985		5,034,901		5,011,804		265,737
Basic and diluted earnings per share (9)	Ps.	5.1867	Ps.	6.2443	Ps.	8.8457	Ps.	9.5845	Ps.	10.1986	U.S.$	0.5408
Dividends per share (10)	Ps.	3.32	Ps.	4.0700	Ps.	5.7200	Ps.	7.6200	Ps.	8.4200	U.S.$	5.4075
Basic and diluted earnings per ADS (9)	Ps.	51.867	Ps.	62.4430	Ps.	88.4577	Ps.	95.8448	Ps.	101.9863	U.S.$	0.4464
Dividends per ADS (10)	Ps.	33.2000	Ps.	40.7000	Ps.	57.2000	Ps.	76.2000	Ps.	84.1954	U.S.$	4.4642
Other operating data:
Total terminal passengers (thousands of passengers) (11)		30,319		36,549		40,709		44,948		48,709
Total air traffic movements (thousands of movements)		462		513		527		552		557
Total revenues per terminal passenger (12)	Ps.	267	Ps.	304	Ps.	304	Ps.	314	Ps.	333	U.S.$	18
Aeronautical and non-aeronautical services per terminal passenger	Ps.	240	Ps.	258	Ps.	272	Ps.	282	Ps.	294	U.S.$	16
Statement of financial position data:
Cash and cash equivalents	Ps.	2,996,499	Ps.	5,188,138	Ps.	7,730,143	Ps.	6,151,457	Ps.	7,500,193	U.S.$	397,677
Total current assets		3,386,683		5,998,574		8,980,159		7,840,207		9,367,484		496,685
Airport concessions, net		12,240,167		12,384,923		11,754,661		11,412,118		10,821,596		573,786
Rights to use airport facilities, net		1,100,394		1,043,695		986,995		930,296		873,598		46,320
Total assets		31,473,399		36,051,462		39,517,532		39,550,502		41,577,804		2,204,549
Current liabilities		4,658,310		1,941,299		2,295,147		2,172,523		4,676,566		247,962
Total liabilities		9,317,356		13,646,893		17,440,763		17,778,353		20,908,361		1,108,609
Total equity attributable to controlling interest		21,273,951		21,333,015		21,028,215		20,708,985		19,628,172		1,040,730
Common stock		12,528,780		10,778,613		9,028,446		7,777,576		6,185,082		327,947
Non-controlling interest		882092		1,071,554		1,048,554		1,063,165		1,041,271		55,211
Statement of cash flows data:
Net cash flows provided by operating activities	Ps.	4,904,753	Ps.	5,641,203	Ps.	6,168,702	Ps.	7,235,619	Ps.	8,164,057	U.S.$	432,877
Net cash flows used in investing activities		(3,669,927)		(1,816,557)		(1,938,575)		(2,550,411)		(2,586,095)		(137,121)
Net cash flows (used in) provided by financing activities		166,171		(1,771,185)		(1,687,316)		(6,166,694)		(4,231,529)		(224,399)
Effects of exchange rate changes on cash held:		n/a		138178		(806)		(97,200)		2,303		122
(Decrease) increase in cash and cash equivalents		1,400,997		2,191,639		2,542,005		(1,578,686)		1,348,736		71,513

(1)

Translated into U.S. dollars at the rate of Ps.18.8600 per U.S.$1.00, the noon buying rate on December 31, 2019, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars). Operating data are expressed in the units indicated.

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

(4)

Revenues from improvements to concession assets represent revenues generated from improvements made to concession assets and the related costs stemming from capital expenditures made as agreed with the Mexican government under our Master Development Programs for each fiscal year and with the Jamaican government in relation to our Capital Development Programs. These amounts did not result in actual cash inflows, nor did they have an effect on our consolidated net income as revenues earned were equal to the costs incurred. See “Item 4, Information on the Company – Business Overview.”

(5)

We pay Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., or “AMP,” a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.

(6)

Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5.0% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets). Gross annual revenue from the concession tax at the Montego Bay Airport (excluding revenues from improvements to concession assets) was 27.0%, 27.6% and 31.6% during 2017, 2018 and 2019, respectively. In the case of the Kingston airport the concession tax is of 62.01% over the gross annual aeronautical and commercial revenues. For more information, see “Item 5, Operating and Financial Review and prospects – Mexican Concession Tax and Jamaican Concession Fee.”

(7)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(8)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(9)

Based on a weighted average of 525,575,547 common shares outstanding (excluding treasury shares) for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.

(10)

Dollar amounts per share were U.S.$0.1931 in 2015, U.S.$0.1744 in 2016, U.S.$0.2912 in 2017, U.S.$0.3880 in 2018 and U.S.$0.4464 in 2019 and per ADS were U.S.$1.9308 in 2015, U.S.$1.7436 in 2016, U.S.$2.9125 in 2017, U.S.$3.8808 in 2018 and U.S.$4.4642 in 2019 Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).

(11)

Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).

(12)	Total revenues for the period divided by terminal passengers for the period, expressed in pesos (not thousands of pesos).
(13)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.

RISK FACTORS

Risks Related to Our Operations

Developments relating to the outbreak of the COVID-19 may have a material adverse impact on our financial condition or results of operations.

In December 2019, a novel strain of coronavirus, known as COVID-19, was reported to have surfaced in Wuhan, Hubei Province, China. In January 2020, COVID-19 spread to other countries, including the United States, and efforts to contain the spread of this COVID-19 intensified. On March 11, 2020, the World Health Organization (the “WHO”) declared the COVID-19 outbreak a pandemic. On March 19, 2020, the United States issued a travel advisory recommending that travelers avoid all international travel. The following day, on March 20, 2020, the United States closed its border with Mexico, except to essential travel and trade and commerce. On March 31, 2020, Mexico’s Ministry of Health issued a release suspending all non-essential activities in the country through April 30. On April 21, such suspension was extended through May 30, 2020. The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected.  For purposes of these measures, airports are considered essential and our airports remain operational. Regarding our operations in our airports in Jamaica, the Government suspended all incoming international flights for a period of 14 days, starting March 25, 2020, excluding transportation of cargo and merchandise, and only allowed the departure of commercial flights, extending the suspension until May 31, 2020.

In 2003, an outbreak of a coronavirus known as severe acute respiratory syndrome (SARS) originating in China became an epidemic and resulted in a slowdown of passenger air traffic due contagion fears. COVID-19 is negatively affecting global economic conditions, including materially reducing demand for, and availability of, worldwide air travel and therefore may have a material adverse effect on our business and results of operations. For the month of April 2020, passenger traffic decreased 91.5% compared to passenger traffic during the same period the previous year.

The COVID-19 outbreak,  and measures taken to contain or mitigate it, have had adverse consequences for the global economy, including on demand, operations, supply chains and financial markets. COVID-19 has led to travel restrictions imposed by governments, flight cancellations, and a marked decline in passenger demand for air travel, domestically and worldwide. The potential for a period of significantly reduced demand for travel has and will likely continue to result in significant lost revenue. See “Item 5, Recent Developments – Developments related to the outbreak of COVID-19.” As a result of these or other conditions beyond our control, our results of operations could be volatile and subject to rapid and unexpected change. In addition, if the spread of COVID-19 were to continue unabated, our operations could also be negatively affected if employees are quarantined as the result of exposure to the contagious illness.

The extent to which COVID-19 could adversely impact our results will depend on future developments that are highly uncertain and hard to predict, including new information which may emerge concerning the severity of COVID-19, the actions taken to contain COVID-19 or treat its impact and other developments which may impact public perception of the virus, among others. Further spread of the virus or additional travel warnings and restrictions may adversely impact the frequency and pattern of our domestic and international passenger traffic, which may adversely affect our business, financial condition or results of operations. The ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on passenger traffic and our customer airlines. We cannot currently fully predict the impact that the COVID-19 outbreak will have on global air travel and the extent to which it may impact the demand for air travel in the regions in which we operate. Continued travel restrictions or operational issues resulting from the rapid spread of COVID-19 could have a material adverse effect on our business and results of operations.

Furthermore, we could incur in additional operating expenses and significant investments related to new regulatory procedures in order to preserve the health of the passengers and the airport community, which could not be recovered through our maximum tariffs, as a result of this pandemic.

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger departing from the airport terminals we operate (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”) and are collected by the airlines and paid to us. In 2017, 2018 and 2019, passenger charges represented 54.6%, 54.9% and 52.9% respectively, of our total revenues (in 2017, 2018 and 2019 passenger charges represented 61.1%, 61.1% and 60.0% respectively, of the sum of our aeronautical and non-aeronautical revenues).

Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, Jamaica, the United States, Canada and Europe, the political situation in Mexico, Jamaica and elsewhere in the world, public health crises, the attractiveness of the destinations that our airports serve relative to those of other competing airports, fluctuations in petroleum prices, disruptions of global debt markets and changes in regulatory policies applicable to the aviation industry.  See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations.” Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

A global economic and financial crisis may affect our business.

A global economic and financial crisis may lead to high volatility and lack of liquidity in the global credit and other financial markets. Such a downturn in the global economy may lead to increased commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally. These conditions may also limit the availability of credit and increased financial costs for companies around the world, including companies in Mexico, Jamaica and the United States. Such a recession could significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business. See “Item 5, Recent Developments – Developments relating to the outbreak of  COVID-19 may have a material adverse impact on our financial conditions or results of operations.”

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our international airports at Los Cabos, Puerto Vallarta, Montego Bay) may vary as a result of factors beyond our control, including the level of tourism in Mexico and Jamaica. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, the other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be affected by travelers’ perceptions of the safety and political and social stability of Mexico and Jamaica, particularly as a result of the uncertainty and safety concerns resulting from the Mexican government’s ongoing effort against drug cartels. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels. A reduction in tourism to the destinations served by our airports could directly and indirectly affect our revenues from aeronautical and non-aeronautical services.

Negative economic developments in Mexico could reduce domestic passenger traffic at our Mexican airports, which would adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from foreign tourism, domestic passengers have represented two-thirds of the passenger traffic volume at our Mexican airports for the last three years. Aside from our operation of the Kingston airport, our interest in the Montego Bay airport concession in Jamaica and the operation of DCA in Spain, all of our assets are located, and all of our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic at our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the potential impact of negative economic developments in Mexico, see “Item 3, Key Information – Risks Factors – Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” and “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations.”

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2017, 2018 and 2019, 88.8%, 88.1% and 89.7%, respectively, of the international terminal passengers served by our Mexican airports arrived or departed on flights originating in or departing to the United States and 67.8%, 68.6% and 70.3%, respectively, of the passengers served by our Jamaican airports arrived or departed on flights originating on or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2017, 2018 and 2019, the U.S. gross domestic product (“GDP”) increased at a rate of 2.3%, 2.6% and 2.1%, respectively, according to the U.S. Bureau of Economic Analysis. If the U.S. economy falls into a recession or economic growth in the U.S. decelerates significantly, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations.”

Any decision taken by the current U.S. administration, including any changes to U.S. laws and policies governing foreign trade and foreign relations, that could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity among the two countries or a slowdown in direct foreign investment in Mexico, could adversely affect our business and our results of operations.

On October 1, 2018, Mexico announced that it had reached an agreement with Canada and the United States to replace the North American Free Trade Agreement (“NAFTA”) with the United States Mexico Canada Agreement (“USMCA”). The USMCA was signed on November 30, 2018. Mexico, the United States and Canada ratified the USMCA on June 19, 2019, January 29, 2020 and March 13, 2020, respectively. We cannot predict the impact of the USMCA on particular industries or government policies and the changes to international trade and travel that may result, and consequently, we cannot predict what effect it will have on our business and our results of operations.

Other trends and developments in the United States may also adversely impact the frequency and pattern of our international passenger traffic, which may adversely affect our business, financial condition or results of operations. For example, any development that could make travel to and from the United States less attractive to our passengers, including any tax reforms and changes to economic policies that could create tension between the Mexican and U.S. governments or reduce economic activity between Mexico and the United States, could negatively affect the level of passenger traffic in our airports and could have an adverse effect on our business and our results of operations.

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.

Immigration reform and border policies, especially with respect to Mexico, continue to attract significant attention in the U.S. government and public arena. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. Our Tijuana airport is connected to the U.S. border by the Cross Border Express, or “CBX,” an international bridge that allows passengers to cross directly to the United States. By facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings, the CBX has been a main driver in increasing passenger traffic at our Tijuana airport since its inauguration in December 2015. Any changes to U.S. laws and policies that could affect the operation of the CBX, could adversely impact the passenger traffic at the Tijuana airport, which could have an adverse effect on our business and our results of operations.

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

International petroleum prices have experienced significant volatility in the recent past. For example, European Brent crude oil spot prices increased from U.S.$50.57 per barrel on December 28, 2018, to U.S.$67.77 per barrel on December 31, 2019, with an average price of U.S.$64.28 per barrel during 2019, according to the U.S. Energy Information Administration. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. High fuel prices result in increases in airlines’ costs and may lead to airline financial difficulties and bankruptcies, higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally. Each of these may reduce passenger and cargo traffic at our airports.

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

See “Item 3, Key Information – Risks Factors – Risks Related to Our Operations – The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues” for a more detailed description of which of our major airline customers have recently reduced or cancelled operations at our airports.

Our business is highly dependent upon revenues from five of our airports and could be adversely impacted by any condition affecting those airports.

In 2019, approximately 82.7% of the sum of aeronautical and non-aeronautical revenues was generated from five of our fourteen airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2019:

Airport	For year ended December 31, 2019
Guadalajara	27.4%
Los Cabos	15.0%
Montego Bay	14.7%
Tijuana	14.1%
Puerto Vallarta	11.5%
Eight other Mexican airports (combined) and Kingston	17.3%
Total revenues	100.0%

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

The COVID-19 outbreak is materially reducing demand for, and availability of, worldwide air travel and could therefore have a material adverse effect on our business and results of operations. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations.”

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

Cyber-attacks and their impact on our networks and systems, including the introduction of viruses, malware, denial of service, faulty software, equipment outages and other interruptions in or unauthorized access of company systems, have increased in frequency, extent and potency in recent years. We continuously evaluate our weaknesses, maintain security software and employ countermeasures to prevent breaches to our data and systems, and regularly review these preventive measures to avoid cyber-attacks and other interruptions to our business. For example, our information systems are protected from exogenous events with backup systems, including physical and software safeguards, such as malware protection, secure privileged access accounts, penetration tests and red team exercises, as well as inventory of authorized and unauthorized software and hardware. In addition, we have implemented secure Wi-Fi in all of our airports network and used “CyberArk” software to monitor the activity of all our users and the “SUITE Trend Micro” antimalware to enhance the security of our servers.

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

The users of airports, principally airlines, also have been subject to increased costs, as they have been required to adopt additional security measures and their insurance premiums have also increased substantially. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican and Jamaican governments have not done so and have given no indication of any intention to do the same. In the future, airlines may be required to comply with more rigorous security rules or guidelines and premiums for aviation insurance could rise further. In addition, fuel prices, supplies and interest rates for airlines aircraft lease agreements, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Increases in airlines’ costs may result in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

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

The operation and maintenance of new baggage screening equipment could increase our expenses and may expose us to greater liability.

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment alerted to the potential presence of prohibited items. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, we incur ongoing expenses to maintain and operate this equipment, which we currently recover from our airline customers. However, if it is determined that we are responsible for all or a portion of the cost or that we are liable for certain issues arising from our operation of the screening systems, our exposure to liability could increase significantly. These operational costs were reviewed during the negotiation of the Master Development Programs for our Mexican airports for the years 2020-2024, completed in December 2019, and there were no changes contemplated to the operational costs or to the cost recovery procedures. However, there can be no assurance that these operational costs or the cost recovery procedures will not be revised in the next negotiation of the Master Development Program in 2024.

We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of current baggage screening equipment with new Computer Tomography X-ray (“CTX”) baggage screening equipment is scheduled for 2021, although regulatory changes could force our Mexican airports to undertake this replacement sooner, as has already occurred in our Tijuana and Los Cabos airports. In addition, in July 2016, the Federal Civil Aviation Agency (“AFAC”) issued a document titled Airport Security Recommendations, which established that airports must have alternative methods for baggage screening to be used in case the inspection technology that is used is not available. We believe that we comply with the requirement but the AFAC may require additional investments. These additional expenses could restrict our liquidity and adversely affect our results of operations if such costs are higher than those accepted in the negotiations of our Master Development Programs for the 2020-2024 period. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

Our revenues and profitability may be adversely affected if we fail in our business strategy.

Our ability to increase our revenues and profitability depends in part on our business strategy, which consists of setting prices as close as possible to our regulatory maximum rates for any given year for our Mexican and Jamaican airports, as well as, reducing operating costs, controlling our capital expenditure commitments under our Master Development Programs with the Mexican government and under the Capital Development Program with the Jamaican government, increasing passenger and cargo traffic at our airports and increasing revenues from commercial activities.

Our ability to increase our commercial revenues is significantly dependent, among other factors, on increasing passenger traffic at our airports and on our ability to renegotiate rental agreements with our tenants to provide for contractual terms more favorable to us and for the ability for us to directly operate business lines. In addition, our ability to increase revenues from commercial activities depends on our ability to continue the remodeling, expansion and modernization of the commercial areas we operate within our airports and on the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 26.5% of non-aeronautical revenues in 2019 (7.0% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019).

We cannot provide assurance that we will be successful in implementing our strategy of increasing our passenger traffic or our revenues from commercial activities, including those that we operate directly. The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve. Additionally, our new commercial strategy of increasing revenues by operating lines of businesses in our airports directly could result in the loss of a significant amount of revenues, or not generate the level of profitability sufficient to increase our results of operations. Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase or that our profitability will increase. See “Item 5, Recent Developments – Developments relating to the outbreak of  COVID-19 may have a material adverse impact on our financial conditions or results of operations.”

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

In October 2018, we signed the NMIA Concession Agreement with the Government of Jamaica for the operation, modernization and expansion of the NMIA located in Kingston, Jamaica. On October 10, 2019, we took control of the operation, management and administration of the NMIA. See “Item 5, Operating and Financial Review and Prospects – Overview – Recent Developments.” While the NMIA is the second airport we operate in Jamaica, we may not be able to fully implement our business strategy or integrate its operations with the Montego Bay Airport, which could adversely affect our results of operations and financial condition.

Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of December 31, 2019, our outstanding consolidated indebtedness was Ps.16.4 billion (approximately U.S.$871.5 million). This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise and maintain any such financing or impair our ability to take advantage of significant business opportunities that may arise. As a result of this indebtedness, we may also be more vulnerable to general adverse economic, industry or competitive conditions. We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt or to fund our other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt on or before maturity, and we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms. These risks may be intensified in 2020 due to the impact of the COVID-19 pandemic. See “Item 5, Recent Developments – Developments relating to the outbreak of  COVID-19 may have a material adverse impact on our financial conditions or results of operations.” and “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

Although we believe we maintain positive relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 39.4% of our total employees in Mexico and 62.0% in Jamaica as of December 31, 2019), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues.

A majority of our revenues are driven by the operations of a few key airline customers. In 2019, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico Group”), a holding company that owns Aeroméxico and Aeroméxico Connect, Aeroenlaces Nacionales, S.A. de C.V. (“VivaAerobus”) and American Airlines, Inc. (“American Airlines”) transported a significant percentage of our passenger traffic. During 2019, the passenger charges collected by these four airlines accounted for 18.3%, 6.0% 4.1% and 4.7%, respectively, of total revenues in our airports (20.7%, 6.8%, 4.7% and 4.9%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019). Excluding revenues from passenger charges, these airlines accounted for 2.1%, 0.8%, 0.5% and 1.0%, respectively, of our total revenues in 2019 (1.9%, 0.7%, 0.4% and 0.9%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019).

.During 2020, news reports indicated that ABC Aerolíneas, S.A. de C.V. (“Interjet”), was experiencing financial difficulties and there was speculation regarding its potential insolvency. During 2019, the passenger charges collected by Interjet accounted for 3.9%, of total revenues in our airports (4.3% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019). Excluding revenues from passenger charges, Interjet accounted for 0.4% of our total revenues in 2019 (0.5% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019). Therefore, in case of Interjet continue with financial difficulties and they could not continue with its operations, we expect that it would not have a significant impact on our results of operations

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that if any of our key customers reduce their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another, except if the passenger originated travel outside Mexico, thus limiting the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Furthermore, passenger charges, which accounted for 52.9% of our revenues in 2019 (60.0% when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected, pursuant to passenger charges collection agreements, by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2019, the average collection term of passenger charges was 54 days. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges – Passenger Charges in Mexico.” Consequently, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we would not be assured of collecting the amounts invoiced to that airline for passenger charges despite cash deposits held in guarantee. Additionally, we could not be assured that we would recover the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations.”

Additionally, if some of our commercial clients were to face difficulties making their payments to our airports, we would try to renegotiate the commercial and payment terms to keep them at our airports. Despite our efforts, however, some clients may decide to leave our commercial spaces and cancel their contracts. This could potentially have a negative effect on our revenues.

The main domestic airlines operating at our Mexican and Jamaican airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future.

In the past, certain of the domestic airlines operating at our Mexican and Jamaican airports refused to pay certain increases in the specific prices we charge for aeronautical services. Although these prior disputes were resolved, because only a few airlines contribute a substantial portion of our revenues, our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, during periods of economic downturn, the airlines that operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years, which could adversely impact our results of operations. See “Item 4, Information on the Company – Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers.”

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

As part of the transition process, all agreements held by the previous operator of the Kingston airport were assigned or novated to PACKAL. All agreements with airlines and the International Air Transport Association (“IATA”) that were assigned or novated to PACKAL by the previous operator as part of this process are space license agreements, each of which includes a schedule of conditions of use outlining the policies for aeronautical operation and requiring that each airline collect all passenger and security charges from departing passengers on behalf of the airport and remit such charges to the airport operator. Airlines operating in NMIA could refuse to collect passenger charges on behalf of the airport.

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

In addition, during various periods of 2017, 2018 and 2019, members of an ejido called el Zapote blocked access to commercial areas of the Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenues losses of Ps.9.0 million in 2017 (7.9% of our total car parking charges at the airport for 2017), Ps.8.1 million in 2018 (5.8% of our total car parking charges at the airport for 2018), and Ps.20.5 million in 2019 (14.1% of our total car parking charges at the airport for 2019). We are reviewing the actions these persons have taken and are cooperating with the Mexican government to ensure that the actions of these squatters and ejidos do not adversely affect the operations of Guadalajara International Airport. However, if the Mexican government is unable to successfully remove these persons from the property, their presence could have an adverse impact on our operations, revenues and security, and could restrict our ability to expand our operations, at the Guadalajara airport.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.5.6 billion at December 31, 2019. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our Consolidated Statement of Profit or Loss. For further information on deferred tax assets, refer to Note 12 to our audited consolidated financial statements. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Deferred Tax Assets.”

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

For instance, on July 30, 2010, the U.S. Federal Aviation Administration (“FAA”) announced that, following an assessment of the Federal Civil Aviation Agency, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2”.

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

The FAA restored Mexico’s Category 1 rating on December 1, 2010. In 2019, 10.2% of the passengers who traveled through our Mexican airports traveled on flights to or from the United States operated by Mexican airlines. Jamaica has held an FAA Category 1 rating since a similar downgrade to Category 2 from July 1995 to September 1997.

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

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2017, 2018 and 2019, 67.0%, 67.3% and 65.0%, respectively, of our total revenues were earned from aeronautical services (in 2017, 2018 and 2019, 74.9%, 74.9% and 73.7%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services), which are subject to price regulation under our maximum rates in Mexico and under the maximum regulated charges in Jamaica. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or established by the Mexican government (as in the case of our Master Development Programs or our maximum rates, respectively) or the Jamaican government (as in the case of maximum regulated charges for MBJ and NMIA) for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs and Capital Development Programs or the obligation under our Mexican concessions and Jamaican concessions to provide a public service) or increase our maximum rates and regulated charges applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Although our maximum rates through 2024 have been set, we cannot predict what our Master Development Programs for the next five-year period from 2025 to 2029 will establish. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master Development Programs, the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For instance, on January 26, 2015, certain amendments to the Mexican Airport Law were enacted that institute an enforcement mechanism for existing requirements. For a discussion of the regulatory provisions applicable to our business in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Similarly, there is limited precedent that would allow us to predict the impact of the laws, regulations and instruments that regulate our business in Jamaica and we cannot provide any assurance that our Jamaican airports will not encounter difficulties in complying with these laws, regulations and instruments. In addition, although the concession agreements for our Jamaican airports and Jamaican law establishes ranges of sanctions that might be imposed should our Jamaican airports fail to comply with the terms of the concession, other Jamaican applicable law and its regulations, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. Although the maximum regulated charges have been set for our Jamaican airports through December 2024, we cannot predict what maximum regulated charges the Jamaican government will establish for the next five-year period from January 2025 to December 2029. We also cannot provide assurance that other regulatory agencies or the Jamaican legislature will not impose regulations adverse to our Jamaican airports’ operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority acts and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues in Mexico and to the maximum regulated charges that we may collect at our Jamaican airports are established do not guarantee that we or any of our airports will be profitable.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each Mexican airport, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from services subject to price regulation. The maximum rates for our Mexican airports have been determined for each year through 2024. Our Mexican concessions provide that an airport’s maximum rates will be adjusted periodically for inflation determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios al Productor), or “Mexican PPI,” excluding petroleum. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican laws and regulations that structure and influence our business, our Mexican concessions provide that such a request will be approved only if the SCT determines that certain events specified in our Mexican concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Special Adjustments to Maximum Rates.” Therefore, there can be no assurance that any such request would be made or granted. For a discussion of the framework for establishing our maximum rates in Mexico and the application of these rates, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation.”

The Jamaican Airports (Economic Regulation) Act 2002, requires that the Jamaica Civil Aviation Authority, or “JCAA,” adjust the maximum amounts that may be levied by an airport operator at the end of each succeeding period of five years. Specifically, every five years, MBJA and NMIA must submit to the JCAA a proposal for increases to the maximum revenues per passenger (revenue yield cap per passenger) as justified by a schedule of five-year estimates for traffic growth, operating costs and investment commitments, including capital expenditures for capital projects and required improvements at our Jamaican airports under the MBJA and NMIA concession agreements (in the case of MBJA, a “Capital Development Program,” in the case of NMIA, the “Capital Works,” and together, the “Capital Development Programs”), as well as the opening Regulated Asset Base (RAB). After the JCAA’s review of the maximum amounts to be levied based on these estimates, the JCAA makes its determination as to the maximum revenues per passenger for each year of the succeeding five-year period. Under the terms of the MBJA and NMIA concession agreements with the Airports Authority of Jamaica, or “AAJ,” if the JCAA approves the new maximum amount to be levied, MBJA and NMIA must fulfill the estimated capital expenditures included in the Capital Development Programs. The last review by the JCAA of these maximum regulated charges for the Montego Bay and Kingston airports was completed in December 2019. Changes resulting from that review period took effect in January and April 2020 for MBJA and NMIA, respectively. These changes will remain in effect through December 2024 for both MBJA and NMIA. For a discussion of the framework for establishing MBJA’s and NMIA’s maximum regulated charges in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

Our Jamaican airports have an obligation under their respective concession agreement to satisfy certain requirements applicable to a Capital Development Program. We cannot provide assurance that AAJ will determine that any such Capital Development Program complies with the applicable requirements under their respective concession agreement, or that AAJ will not request our Jamaican airports to undertake additional capital expenditures.

Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.

Our maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year terms ending 2019 and 2024, an annual efficiency adjustment factor of 0.7% was established by the SCT. Future annual efficiency adjustments will be determined by the SCT in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our income from operations as a result of the progressive decrease in each Mexican airport’s maximum rate.

If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each Mexican airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2017, 2018, and 2019, our revenues subject to maximum rate regulation represented 99.9%, 100.0%, and 100.0% respectively, of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenues we are entitled to earn from services subject to price regulation.

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

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican PPI’s construction price index. Using the index we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2017, 2018, and 2019 was 101.1%, 101.0% and 102.0% respectively, of our capital expenditure commitments under our Master Development Programs. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SCT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

The Airports (Economic Regulation) Act and related agreements require the airlines operating at our Jamaican airports to charge an Airport Improvement Fee (“AIF”) from embarking international passengers on behalf of our Jamaican airports and to deposit the fees on a monthly basis in a trust account controlled by the Jamaican Ministry of Transport and Mining (“MTM”). Subject to the MTM’s approval, our Jamaican airports may use these funds for additional capital investments not included in their respective Capital Development Programs, as well as for interest expenses relating to the financing thereof. Our Jamaican airports are required to commit to such additional capital investments in exchange for the right to use the AIF funds.

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

If MBJA’s passenger traffic projections are above the levels of passenger traffic realized at the Montego Bay airport, the amount of AIF to be collected may not be sufficient to finance all capital projects approved by the MTM and their financial cost. We can provide no assurance that the Montego Bay airport will achieve the passenger traffic required to recover MBJA’s capital investments committed in exchange for the use of the AIF funds. However, there is an Implementation Letter in place between AAJ and MBJA which will indemnify MBJA for any funds advanced towards the approved capital projects to be funded by the AIF which eliminates any exposure to the company.

This does not apply to NMIA as the AIF funds will solely be used by the government through the AAJ. NMIA will have no benefit from the collection of these funds.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

If our Jamaican airports fail to fulfill the requirements of their respective Capital Development Programs, the airports could suffer specific negative consequences, including a termination of their respective concessions.

Under their concession agreements, our Jamaican airports are required to make capital expenditures in order to meet Capital Development Program requirements by certain strict deadlines. Additionally, our Jamaican airports are also responsible for maintaining the tangible concession assets under the concession agreements, which involves capital investment projects and improvements to concession assets. If either MBJA or NMIA fails to comply with the terms and conditions of its concession agreement, it could be in default and face liquidated damages, and, if it fails to remedy the breach within the applicable grace period, it could suffer other negative consequences, including the termination of its concession.

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

The Jamaican government may terminate or reacquire the concessions held by our Jamaican airports under various circumstances, some of which are beyond our control.

Our Jamaican airport concessions are our principal assets in Jamaica, and we would be unable to continue operations at our Jamaican airports without them. As owner of the concession assets, the AAJ is entitled under certain circumstances, however, to expel us from all or part of our Jamaican airport sites or to take over or carry on the operation and management of the airports or provision of airport services. The AAJ may step into the public domain assets that are the subject of the Jamaican airport concessions for as long as may be required if it determines that we are in breach of the concession agreements, to prevent material disruptions in service at the airports or in cases of national emergencies. Upon such a step-in by the AAJ, the AAJ must account to us for any revenues collected at the airports during the step-in period. Where the AAJ steps into the public domain assets that are the subject of the airport concession pursuant to any uncured event of default or to prevent material disruptions in service, we are required to bear all costs (except consequential losses) and expenses associated with the AAJ exercise of its step-in rights. There can be no assurance that we would receive compensation equivalent to the value of our investment in, or any additional damages related to, our concessions and related assets in the event of such action.

Following notice and good-faith consultations to avoid such a result, the AAJ may terminate the concession agreements upon an event of default on our part. Regardless of cause for termination, a termination fee is due to us upon a termination or revocation of the concession. However, the concession agreements expressly limit the AAJ’s liability to such termination fee. In the event that the AAJ terminates the concession with or without cause, there can be no assurance that the loss of the airport concession would not have a material adverse effect on our business and results of operations.

See “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession – AAJ’s Rights to Step In, Terminate or Grant a New Concession.” See “Item 4, Information on the Company – Regulatory Framework – The Kingston Airport Concession – AAJ’s Rights to Step In, Terminate or Grant a New Concession.”

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

The AFAC is responsible for establishing the official operating schedules of our Mexican airports. Outside of our Mexican airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. Currently, our airports at Guadalajara, Puerto Vallarta and Morelia have official operating schedules of 24 hours per day. The AFAC can issue a decree extending the official operating schedule of one or more of our other airports from its current schedule, which would deprive us of the ability to double our airport charges for off-hour services at airports for which such a decree has been issued. For instance, as of January 17, 2014, the AFAC expanded the operating schedule of our Aguascalientes airport from 6:00 a.m. to 8:00 p.m. to 6:00 a.m. to 12:00 a.m. and as of April 2, 2015, the operating schedule of our Los Cabos airport was expanded from 7:00 a.m. to 6:00 p.m. to 7:00 a.m. to 9:00 p.m. Such extensions of our official operating schedules result in increases in operating costs, and we can provide no assurances that we would be able to recover those costs.

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

For instance, as a result of certain 2013 amendments to Mexico’s Constitution, on July 6, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) went into effect, which, among other things, grants broader powers to the federal competition authority, including the ability to regulate essential facilities. If the new competition authority determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. Some of the services we render are public services that are regulated by the Mexican government, and we are unsure if the competition authority will apply the new competition law in the same manner and under the same considerations as it would apply to non-regulated service providers. Should the new competition authority determine that all or part of the services we provide are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations. For a discussion of the new competition law, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation – Federal Economic Competition Commission.” Also see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We cannot predict how the regulations governing our business will be applied” in this section.

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

On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws regarding the limitations on ownership of our capital stock. On February 17, 2016, the Superior Court of Mexico City declared that Grupo México and ITM were in violation of the Company’s bylaws due to the fact that together they held more than 10% of our outstanding capital stock, and ordered Grupo México and ITM to sell any Series B shares held in excess of that limit. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles in support of the position we maintained and defended. Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the Grupo México complaint was declared unfounded. We filed a complaint seeking fees and expenses. On May 8, 2019, a civil court in Mexico City granted Grupo Mexico´s request for an amparo on a challenge to the constitutionality of Article 48, Section III of the Mexican Securities Law. We then filed a direct amparo appeal. The amparo review is pending. See “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain of our bylaws.”

In its most recent filing on Schedule 13D with the SEC on December 24, 2019, Grupo México disclosed that it beneficially owned 10.6% of our total outstanding shares. It is not possible to predict the extent to which these disputes with Grupo México will distract our management, the effects that future developments in this dispute might have on the price of our stock, its liquidity or our market value or the effects that these conflicts could have on our business or results of operations.

Risks Related to Mexico

Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

All of our operations conducted in Mexico are dependent upon the performance of the Mexican economy. As a result, our business, financial condition or results of operations may be affected by the general condition of the Mexican economy, over which we have no control. In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We can provide no assurance that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations.”

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP increased 2.1% in 2017, 2.0% and 2018, and decreased 0.1% in 2019, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 6.7%, 7.6% and 7.8% in 2017, 2018 and 2019, respectively. As of May 22, 2020, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 5.7644%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2017, the peso appreciated 4.5% against the U.S. dollar. In 2018, the peso appreciated 0.3% against the U.S. dollar. In 2019, the peso appreciated 4.0% against the U.S. dollar. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations.”

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

Due to the acquisition of 100% of the shares of DCA in 2015, we incurred indebtedness in U.S. dollars. A devaluation of the peso would increase the debt service cost of such U.S. dollar-denominated indebtedness and result in foreign exchange losses. In 2019, approximately 99.0% of MBJA’s operating revenues, 58.0% of its operating expenses and 98.0% of its capital expenditures were denominated in U.S. dollars, with the remaining 42.0% of operating expenses and 2.0% of its capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s indebtedness was also denominated in U.S. dollars in 2019. Accordingly, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may also affect our performance through the consolidation of MBJA and NMIA’s financial and operating results.

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

We can provide no assurance that depreciation or fluctuation of the peso relative to the U.S. dollar will not require us to issue rebates to avoid exceeding our maximum rates or cause us to invoice substantially less than our maximum rate per workload unit, negatively impact our financial results or our performance through the consolidation of MBJA and NMIA’s financial and operating results, or adversely affect the market price of our ADSs. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of December 17, 2019, informed of the risks of traveling in Mexico due to (i) threats to safety and security posed by transnational criminal organizations in the country and (ii) increased violence in many towns and cities across Mexico. These travel alerts emphasize the extent of criminal activity in different Mexican states, including recommending against travel in states such as Michoacan, Colima and Sinaloa in which our Morelia, Manzanillo and Los Mochis airports are located.

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, a new carbon dioxide (“CO2”) market commenced operating in Mexico during 2018. The market will require that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. As of 2019, companies subject to the legislation are required to report their global emissions for verification by the Mexican Emissions Registry (Registro Nacional de Emisiones). We are subject to this legislation, and began reporting our emissions in 2018. In 2019, we began submitting our emissions reports for verification by the Mexican Emissions Registry. In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. For more information on environmental regulation, see “Item 4, Information on the Company – Regulatory Framework – Mexican Environmental Regulation.”

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

Despite 99% of the passenger traffic through our Jamaican airports consisting of international passengers, the general condition and performance of the Jamaican economy, over which we have no control, may affect our business, financial condition or results of operations. Jamaica is a small, emerging market country, which has struggled with low growth and high public debt. Due to its size, indebtedness, reliance on exports to a small number of principal markets, such as the United States and Canada, and the concentration of its economic activity in its two principal industries of bauxite mining and tourism, the Jamaican economy is highly susceptible to external shocks. Jamaica is also affected by social and security problems, including, among others, trafficking in drugs and high rates of violent crime, underemployment and youth unemployment.

If growth remains lower than what is needed for reducing the poverty, and the country continues to be confronted by serious social issues that predominantly affect youth, such as a high levels of crime and violence and high unemployment. The Statistical Institute of Jamaica estimated the unemployment rate in Jamaica at 7.8% in July 2019, down from 8.4% in July 2018.

If Jamaican inflation or interest rates increase significantly or if the Jamaican economy is otherwise adversely impacted, our business, financial condition or results of operations could be adversely affected. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations.”

Political conditions in Jamaica could materially and adversely affect Jamaican economic policy or business conditions and, in turn, our operations in Jamaica.

National elections to determine which party forms the Jamaican government for the next five years were held in February 2016, which resulted in the Jamaica Labour Party (“JLP”) holding a majority of the seats in both houses of Parliament. The previous ruling party, the People’s National Party (“PNP”) advocated for the continued implementation of public policies and private partnerships to encourage infrastructure development in the tourism sector. Thus far, the change in ruling political parties in Jamaica has not led to significant modifications of the economic and regulatory policies pursued by the previous administration. Any adverse changes in legislation in the future could have a negative impact on our business, financial condition, performance of operations and cash flows.

Our business in Jamaica is subject to substantial governmental regulation.

Our Jamaican airport concessions are regulated principally by the AAJ, an agency of the Jamaican government, under the Airports Authority Act of 1974. In April 2003, the AAJ divested operational responsibility for the Montego Bay airport to MBJA under a concession agreement pursuant to which MBJA is responsible for the management of the day-to-day operations of the Montego Bay airport in keeping with specific performance criteria and prescribed international standards. In addition, on October 10, 2018, the AAJ signed a concession agreement with PACKAL, for the management of the day-to-day operations of the Kingston airport. The AAJ retains ownership of the non-movable assets of these airports. Our Jamaican airports pay a concession fee to the Jamaican government and at the end of the concession agreements will transfer the infrastructure of our Jamaican airports, and any moveable assets acquired during the period of the concessions, to the AAJ. Regular performance reviews and other contract administration oversight functions are conducted by the AAJ, as specified under the concession agreements. There can be no assurance that governmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. However, there are certain provisions within the concession agreements that offer some protection to MBJA and PACKAL in the event of adverse changes in Jamaican law. In certain instances, if there is an adverse change in Jamaican law resulting in an unavoidable net increase in costs or net reduction in revenues to MBJA and PACKAL, MBJA and PACKAL will be entitled (subject to remaining provisions of the MBJA and PACKAL Concession Agreements) to monetary compensation from AAJ. See “Item 4, Information on the Company – Regulatory Framework.”

High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of April 15, 2019, informed of the risks of traveling in Jamaica due to threats to safety and security posed by increased crime, including violent crime, in many areas across Jamaica. The travel alerts emphasize the increase of criminal activity in different areas across Jamaica, including in certain areas in Montego Bay and Kingston, near where our Jamaican airports are located.

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

The Jamaican government has in recent years implemented various changes to the tax laws applicable to Jamaican companies. Except certain relief from withholding tax in relation to interest on commercial and shareholder’s loans to non-resident lenders and to dividends to non-resident shareholders, and in the case of our Jamaican airports certain relief from customs duty and general consumption tax on major capital investment, the terms of our concession agreements do not exempt us from generally applicable Jamaican tax laws. Changes to tax laws and regulations in Jamaica could significantly increase our tax expense, which could have a material adverse impact on our results of operations.

We cannot predict the impact that changes in law, if fully implemented and applied to us, will have on our business, financial condition and results of operations. In addition, we cannot predict the indirect impact that such legislation could have on our customers and shareholders.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We hold concessions to operate, maintain and develop twelve international airports in the Pacific and Central regions of Mexico and two international airports in Jamaica. As operator of the airports under our concessions, we charge airlines, passengers and other users’ fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.

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

On October 10, 2018, we signed a concession agreement with the Government of Jamaica to operate, modernize and expand the NMIA in Kingston, Jamaica for a period of 25 years with a possible five-year extension. We took control of the operation and management of NMIA on October 10, 2019.

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

The following are AMP’s current shareholders:

•

Controladora Mexicana (“CMA”) owns 66.66% of AMP. Controladora Mexicana is a private company 50%-owned by Pal Aeropuertos, S.A. de C.V. (“PAL”) and 50%-owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”), PAL is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo and Juan Gallardo Thurlow, and PAP is a Mexican special purpose vehicle previously owned by Laura Díez Barroso Azcárraga and her spouse, Carlos Laviada Ocejo. On May 5, 2020, Mrs. Díez Barroso and Mr. Laviada Ocejo transferred to direct family members all of their interest in PAP. See “Item 7. Major Shareholders and Related Party Transactions —Major Shareholders.” Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, which require our strategic shareholder to have, among other characteristics, an “operating” partner and a “Mexican” partner (each a “key partner”), CMA is one of AMP’s two key partners, acting as its designated “Mexican” partner.

•

Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns 33.33% of AMP. Aena Internacional is a wholly owned subsidiary of Aena, S.A. (“Aena”), parent company of the Spanish economic group Grupo AENA. Aena is a listed company with 51% of its shares currently held by E.P.E. Enaire, a Spanish government corporation, and the remaining 49% currently traded on the Spanish stock exchange. Aena operates 46 airports and two heliports in Spain, six airports in Brazil and is one of the largest airport operators in the world. Pursuant to the privatization guidelines described above, Aena Internacional is one of AMP’s two key partners, acting as its designated “operating” partner. In addition to its investment in AMP, Aena Internacional also owns 51.0% of London Luton Airport Holding III Limited, a British airport company that owns the airport company concessionaire of the London Luton Airport in the United Kingdom, as well as relevant stakes in two other airport concession companies in Latin America.

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

Upon expiration, the agreement automatically renews for successive five-year terms unless one party provides notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may also terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. The technical assistance agreement with AMP was automatically renewed on August 25, 2019 for five additional years.

The technical assistance fee is equal to the greater of U.S.$4.0 million, adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. CPI), or 5% of our annual consolidated income from operations from our Mexican airports (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2017, 2018 and 2019, the technical assistance fee, based on our Mexican airports’ income from operations, amounted to Ps.357.4 million, Ps.411.5 million and Ps.461.6 million, respectively. These amounts represented 4.4%, 4.5% and 4.5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization), respectively.

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

On December 12, 2019, the SCT approved our Master Development Programs for each of our Mexican airports for the 2020 to 2024 period. This five-year program took effect on January 1, 2020 and will be in effect through December 31, 2024.

The table below sets forth our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our Mexican airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2017, 2018 and 2019, our investments allocated but unpaid totaled Ps.409.2 million, Ps.318.5 million and Ps.286.4 million, respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2017		2018		2019
		(thousands of pesos)
Guadalajara	Ps.	405,868	Ps.	271,966	Ps.	990,610
Tijuana		393,306		377,220		356,236
Los Cabos		316,388		417,856		343,284
Puerto Vallarta		162,955		98,196		70,480
Guanajuato		143,025		114,035		69,496
Hermosillo		202,084		61,107		43,671
Mexicali		42,639		117,174		40,465
La Paz		25,794		93,959		76,181
Aguascalientes		29,990		22,430		70,536
Morelia		18,263		34,223		48,261
Los Mochis		21,014		44,162		32,918
Manzanillo		10,115		36,346		31,339
Other (1)		29,958		153,676		53,505
Total	Ps.	1,801,399	Ps.	1,842,350	Ps.	2,226,982

(1)	Includes SIAP, CORSA, PCP and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2017		2018		2019
	(thousands of pesos)
Terminals	Ps.	793,163	Ps.	733,284	Ps.	1,271,197
Runways and aprons		657,298		518,656		543,597
Machinery and equipment		338,631		515,370		389,379
Other		12,307		75,040		22,809
Total	Ps.	1,801,399	Ps.	1,842,350	Ps.	2,226,982

During 2017, 2018, and 2019, 3.1%, 1.9% and 2.4% respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded by bank loans and long-term debt securities issued on the Mexican capital markets (Certificados Bursátiles de Largo Plazo). We expect to continue funding the most significant portion of our capital expenditures for our Mexican airports in the future with new debt issuances on the Mexican capital markets; however, our ability to incur debt may be restricted by our existing bank loans. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures in 2019 were allocated to the following types of investments at the majority of our Mexican airports:

•

Terminals. During 2019, we started the expansion of Terminal 3 at the Los Cabos airport, this expansion extends the one side of the terminal 30 meters to the airside from its original point. This expansion will be done according to a multiannual plan that also includes the expansion of Terminal 2 and is expected to conclude in 2021. At the Tijuana airport we concluded a major expansion and refurbishment of Concourses A and B and the connecting aisle between them, as well as, the beginning of the terminal passenger building. We also increased the capacity of the departure halls at the Morelia, Aguascalientes and Manzanillo airports.

•

Runways and aprons. We completed phase 1 of the runway renovation at our La Paz airport, and we expect to conclude phase 2 during 2021. We also made improvements to the aprons at the Tijuana, Los Cabos, Guadalajara and Puerto Vallarta airports.

•	Machinery and equipment. We invested in machinery and equipment, metal detectors and other security-related equipment, passenger walkways, air conditioning equipment, and public information systems.
•	Other. At several airports, we continued improving our sewage treatment plants and recycled water systems and we improved our drainage systems.

The following table sets forth our estimated committed investments for each airport for 2020 through 2024 under the new Master Development Programs expressed in thousands of constant pesos as of December 31, 2017, that were approved by the SCT on December 12, 2019. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Mexican Airport (2020-2024)

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(thousands of constant pesos as of December 31, 2017) (1)
Guadalajara	Ps.	2,309,223	Ps.	2,083,147	Ps.	2,627,989	Ps.	2,125,263	Ps.	779,138	Ps.	9,924,760
Tijuana		1,043,430		1,016,012		943,917		108,652		42,104		3,154,115
Los Cabos		991,503		781,576		519,091		127,043		63,723		2,482,936
Puerto Vallarta		1,200,632		1,294,890		761,673		98,598		35,586		3,391,379
Guanajuato		275,191		157,485		63,683		25,391		24,810		546,560
Hermosillo		137,061		142,313		69,659		37,426		32,587		419,046
Mexicali		110,693		76,465		104,186		30,923		16,727		338,994
La Paz		171,756		98,199		66,582		28,591		9,135		374,263
Morelia		128,757		98,011		27,673		20,231		8,468		283,140
Aguascalientes		136,289		104,915		97,645		19,090		21,469		379,408
Los Mochis		112,637		68,768		25,846		10,555		9,295		227,101
Manzanillo		122,220		73,522		88,242		18,261		7,757		310,002
Total	Ps.	6,739,392	Ps.	5,995,303	Ps.	5,396,186	Ps.	2,650,024	Ps.	1,050,799	Ps.	21,831,704

(1)

Figures expressed in thousands of constant pesos as of December 31, 2017. These amounts are based on investment commitments approved by the SCT. Because the amounts are expressed in constant pesos as of December 31, 2017, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Programs then in effect.

The following table sets forth our estimated committed investments for 2020 through 2024 by type of investment:

Estimated Committed Investments by Type for our Mexican Airports (2020-2024)

	Year ended December 31,
	2020		2021		2020		2023		2024			Total
		(thousands of constant pesos as of December 31, 2017) (1)
Terminals	Ps.	1,864,962	Ps.	2,838,212	Ps.	3,007,146	Ps.	1,361,483	Ps.	340,322	Ps.	9,412,125
Runways and aprons		1,389,233		1,580,312		1,210,830		707,951		430,869		5,319,194
Machinery and equipment		1,713,562		658,772		398,279		341,552		162,497		3,274,662
Other		1,771,635		918,008		779,931		239,040		117,110		3,825,724
Total	Ps.	6,739,392	Ps.	5,995,303	Ps.	5,396,186	Ps.	2,650,026	Ps.	1,050,798	Ps.	21,831,704

(1)

Figures expressed in thousands of constant pesos as of December 31, 2017. These amounts are based on investment commitments approved by the SCT. Because the amounts are expressed in constant pesos as of December 31, 2017, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Programs then in effect.

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

We allocated 86.8% of the total amounts committed under our Master Development Program for the 2020–2024 period to four of our airports: Guadalajara, Puerto Vallarta, Tijuana and Los Cabos. On February 14, 2020, we issued long-term bond certificates on the Mexican market (Certificados Bursátiles) under the ticker symbol “GAP20” for a total of Ps.3.0 billion. The proceeds from the issuance were allocated to make the maturity payment of our “GAP15” debt securities for a total of Ps.2.2 billion and the remaining will be allocated to finance capital investments set forth in the Master Development Program for 2020. We expect the remaining of our Master Development Program for the 2020-2024 period will also be financed primarily through cash from our operations and through the debt market in Mexico, subject to market conditions. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

Due to the COVID-19 pandemic, we have delayed non-obligatory capital investments and shall request the postponement of investments committed for this year from the proper authorities. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations control”, and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19.”

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

DCA Assets

DCA has a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize the Montego Bay International Airport in Jamaica. Vantage Airport Group Limited (“Vantage”), a Canadian joint venture that operates Vancouver International Airport, owns the remaining 25.5% stake in MBJA. The Montego Bay airport is Jamaica’s main airport, located in the city of Montego Bay, in the center of the tourist corridor between Negril and Ocho Rios, where 88% of the island’s hotel capacity is located. See “Item 3, Key Information – Risk Factors – Risks Related to Jamaica.” Based on our and Vantage’s experience in the airport sector, we believe that this cooperation will strengthen MBJA, benefitting it in terms of both operations and profitability.

DCA also held a 14.77% stake in SCL, the operator of the international terminal in Santiago de Chile until September 30, 2015. Upon expiration of the concession to operate the Santiago de Chile airport, those assets were immediately returned to the Chilean government and the new operator. Pursuant to the concession agreement, there is a one-year period after delivery of the concession assets during which the concessionaire remains responsible for any latent defects in those assets. After this period and a subsequent one-year period, SCL shall be liquidated in accordance with Chilean corporate and tax regulations. During 2016, we received dividends and capital reimbursements of Ps.58.9 million. In 2018, we received a capital reimbursement of Ps.10.0 million. Though SCL will no longer have operations, SCL must remain in effect for an additional year after the transfer. After that first year, SCL will remain in effect until its dissolution in accordance with tax regulations in Chile, in spite of this and due to some legal proceedings still pending, we expect to liquidated this subsidiary in December 2023.

MBJA

On April 3, 2003, MBJA entered into a concession agreement with the AAJ pursuant to which the AAJ granted MBJA the right and obligation to rehabilitate, develop, operate and maintain the Montego Bay International Airport for 30 years from April 12, 2003 (the “MBJA Concession Agreement”). MBJA, as the approved airport operator, is thereby permitted to undertake the functions of the AAJ with respect to the Montego Bay airport and required to provide the airport services set out therein at the Montego Bay airport. The MBJA Concession Agreement is governed by Jamaican law and MBJA cannot assign its rights or obligations under the agreement except with the prior written consent of the AAJ. Under the terms of the MBJA Concession Agreement, MBJA also has certain other obligations to make capital investments. See “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession.”

MBJA made capital investments of US.$6.5 million, U.S.$34.2 million and U.S.$11.7 million in 2017, 2018 and 2019, respectively, for the rehabilitation of the taxiways and aprons and modernization of equipment at the Montego Bay airport. Estimated committed investments in the  Capital Development Program from April 2015 through December 2019 are U.S.$37.9 million. These investment commitments were funded by bank loans mainly and by cash flows from operations, therefore, MBJA has also arranged a U.S.$40.0 million credit facility with the Bank of Nova Scotia and Bank of Nova Scotia Jamaica Limited to finance the majority of these projects. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”.

The following table sets forth our estimated committed investments for 2020 through 2024 under the new Capital Development Program:

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(million)
Montego Bay	U.S.	41.9	U.S.	34.0	U.S.	21.9	U.S.	13.0	U.S.	0.9	U.S.	111.7

At their annual general meeting on March 23, 2017, MBJA’s shareholders approved a dividend payment of U.S.$26.0 million to be distributed pro rata amongst the shareholders. Accordingly on January 22, 2018, MBJA paid dividends of approximately U.S.$19.4 million to DCA. At their annual general meeting on June 12, 2018, MBJA’s shareholders approved a dividend payment of U.S.$30.0 million to be distributed pro rata amongst the shareholders. Accordingly on September 26, 2018, MBJA paid dividends of approximately U.S.$22.4 million to DCA. At their annual general meeting on December 4, 2019, MBJA’s shareholders approved a dividend payment of U.S. $30.0 million. Accordingly on December 16, 2019 MBJA paid dividends of approximately U.S. $22.4 million to DCA.

PACKAL

On October 10, 2018, PACKAL entered into a concession agreement with AAJ, with which the authority guaranteed to PACKAL the right to rehabilitate, develop, operate and maintain NMIA for a period of 25 years, with a possible extension of 5 years, as of October 10, 2019. In accordance with the terms of the concession agreement, We paid U.S. $7.1 million (U.S. $2.1 million to the International Finance Corporation (“IFC”) and U.S. $5.0 million to the AAJ). PACKAL is obliged to pay the AAJ a concession right of 62.01% of the total aeronautical and commercial revenues. All long-lived assets located in the NMIA are owned by AAJ. Upon the expiration of the term of the concessions agreement granted to us, the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ. The following table sets forth our estimated committed investments for 2020 through 2024 under the new Capital Development Program:

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(million)
Kingston	U.S.	16.2	U.S.	28.9	U.S.	34.9	U.S.	8.9	U.S.	12.5	U.S.	101.4

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate twelve international airports in Mexico and two international airports in Jamaica.

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

Our Mexican airports handled 36.5 million, 40.5 million and 43.6 million terminal passengers in 2017, 2018, and 2019 respectively, which we believe places us among the largest private airport operator in the Americas. As of December 31, 2019, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the SCT. According to the SCT’s figures, our commercial aviation passenger traffic accounted for approximately 26.3%, 26.9% and 27.2% of all arriving and departing commercial aviation passengers in Mexico in 2017, 2018 and 2019, respectively. In 2019, our Mexican airports recorded total revenues of Ps.13.8 billion, of which Ps.12.0 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps.1.8 billion corresponds to the improvements to concession assets.

Our Mexican airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2019, ranked as the fifth busiest international route in Mexico by total number of passengers according to the Federal Civil Aviation Agency. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s fifth busiest route in 2019, according to the Federal Civil Aviation Agency. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked seventh and eleventh, respectively, among the busiest domestic routes in Mexico in 2019, according to the Federal Civil Aviation Agency.

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

Principal Mexican Airports by Passenger Traffic (2019)

Commercial Aviation Passengers (1)
(thousands)
Mexico City	50,308
Cancun	25,482
Guadalajara*	14,846
Monterrey	11,177
Tijuana*	8,926
Los Cabos*	5,609
Puerto Vallarta*	5,052
Merida	2,791
Guanajuato*	2,756
Culiacan	2,459

Source: SCT and Company data.

*	Indicates airports operated by us.
(1)	Excluding general aviation passengers.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved further south in order to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2019, our Guadalajara and Tijuana airports were Mexico’s third and fifth busiest airports, respectively, in terms of passenger traffic, according to the SCT. In 2017, 2018 and 2019, our Guadalajara and Tijuana airports together represented approximately 54.6%, 54.8% and 54.5% of our Mexican airports’ terminal passenger traffic and 48.2%, 47.4% and 51.4% of our Mexican airports’ total revenues (in 2017, 2018, and 2019 they represented 48.9%, 49.4% and 49.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top fifteen countries worldwide in terms of foreign visitors, ranking seventh with approximately 45 million international tourists in 2019, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural sites, which are served by numerous hotels and resorts. Four of our airports, the Los Cabos, Puerto Vallarta, La Paz and Manzanillo airports, serve popular Mexican tourist destinations. Of these tourist destinations, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos constituting Mexico’s third most popular international tourist destination and Puerto Vallarta the fourth, in terms of visitors in 2019, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). The Los Cabos and Puerto Vallarta airports attracted approximately 5.6 million and 5.1 million terminal passengers, respectively, in 2019. In 2017, 2018, and 2019 our Los Cabos and Puerto Vallarta airports together represented 25.9%, 24.8%, and 24.5% of our Mexican airports’ terminal passengers and 32.5%, 32.9% and 30.0% of our Mexican airports’ total revenues (33.4%, 32.0% and 31.5% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals, where specialized, full service operations are offered to general aviation aircraft, including refueling, cleaning and catering.

The remaining six Mexican airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2017, 2018 and 2019, these six airports serving mid-sized cities accounted for approximately 16.7%, 17.7% and 18.3% of our Mexican airports’ terminal passenger traffic and 16.8%,16.7% and 15.7% of our Mexican airports’ total revenues (15.1%, 16.1%, and 16.7% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Of these six airports, Guanajuato has the greatest passenger traffic volume. In 2017, 2018, and 2019 Guanajuato accounted for approximately 5.4%, 5.8% and 6.3% of our Mexican airports’ terminal passenger traffic and 6.0%, 5.6%, 5.8% of our Mexican airports’ total revenues (5.4%, 5.9%, and 6.4% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican Operations

Montego Bay International Airport is a full-service international passenger airport, with additional FBO and cargo operations driven by agricultural exports from the island, serving as the primary gateway for international air travel to Jamaica, a major international tourist destination and growing tourism market. In 2019, it was the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. Located in the town of Montego Bay, which is in the geographical center of the tourist corridor between the coastal resort areas of Negril and Ocho Rios where, according to the Jamaican Tourist Board, 88.0% of the island’s hotel capacity is located, the Montego Bay airport facilitates the transit of more than 70% of the tourists arriving on the island. In 2019, 4.7 million terminal passengers travelled through the Montego Bay airport, an 5.0% increase over the previous year, of which 99.0% were international passengers. Of the total passengers in 2019, 70.0% came from the United States, 16.0% came from Canada, 12.0% came from Europe and 2.0% from other countries.

In 2017, 2018, and 2019 respectively, the Montego Bay International Airport served 4.2 million, 4.5 million and 4.7 million terminal passengers. During 2017, MBJA’s total revenues amounted to Ps.1.9 billion, of which Ps.1.3 billion were from aeronautical revenues, Ps.496.5 million were from non-aeronautical revenues and Ps.66.1 million correspond to improvements to concession assets. During 2018, MBJA’s total revenues amounted to Ps.2.5 billion, of which Ps.1.4 billion were from aeronautical revenues, Ps.543.9 million were from non-aeronautical revenues and Ps.546.0 million correspond to improvements to concession assets. During 2019, MBJA’s total revenues amounted to Ps.2.2 billion, of which Ps.1.5 billion were from aeronautical revenues, Ps.585.3 million were from non-aeronautical revenues and Ps.136.3 million correspond to improvements to concession assets.

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

On October 10, 2018, we signed a concession agreement with the government of Jamaica for the operation, modernization and expansion of the Kingston International Airport for a period of 25 years. We began operating and managing the Kingston International Airport in the last quarter of 2019.

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

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2017, 2018 and 2019, aeronautical services revenues represented approximately 67.0%, 67.3% and 65.0% respectively, of our total revenues (in 2017, 2018, and 2019 aeronautical services represented 74.9%, 74.9% and 73.7% respectively, of the sum of aeronautical and non-aeronautical revenues). Our aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

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

Under passenger charges collection agreements negotiated with our airline customers, which took effect as of November 1, 2009, airlines requesting payment period extensions are obligated to: (i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, it must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than seven days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2017, 2018 and 2019, under the passenger charges collection agreements, we received payments within an average period of 52, 57, and 54 days, respectively.

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

At our Mexican airports in 2017, 2018 and 2019, passenger charges represented approximately 85.5% (domestic passenger charges represented 43.7% and international passenger charges represented 41.8%), 85.4% (domestic passenger charges represented 47.1% and international passenger charges represented 38.3%) and 85.5% (domestic passenger charges represented 46.7% and international passenger charges represented 38.9%) respectively, of our aeronautical services revenues and approximately 56.8% (domestic passenger charges represented 29.1% and international passenger charges represented 27.8%), 59.4% (domestic passenger charges represented 32.8% and international passenger charges represented 26.7%), and 55.1% (domestic passenger charges represented 30.1% and international passenger charges represented 25.0%), respectively, of our total revenues. In 2017, 2018, and 2019 passenger charges represented approximately 64.5% (domestic passenger charges represented 33.0% and international passenger charges represented 31.5%), 64.4% (domestic passenger charges represented 35.5% and international passenger charges represented 28.9%), and 63.2% (domestic passenger charges represented 34.5% and international passenger charges represented 28.7%), respectively, of the sum of aeronautical and non-aeronautical revenues.

In March 2017, we published new rates for passenger charges and other specific tariffs for ten airports (Aguascalientes, Hermosillo, Guanajuato, La Paz, Manzanillo, Mexicali, Los Mochis, Morelia, Puerto Vallarta and Los Cabos) and passenger walkway charges for Hermosillo. In May 2017, we published new rates for passenger charges and other specific tariffs for our Guadalajara and Tijuana airports. In June 2018, we published new rates for passenger charges and other specific tariffs for our twelve Mexican airports. In March 2019, we published updated fees for jet bridges and apron buses. In September 2019, we published rates for passenger charges set in USD for five airports (Hermosillo, La Paz, Los Mochis, Mexicali, Tijuana) where rates were previously only set in Mexican pesos. These new rates for passenger charges and other specific tariffs did not change materially compared to those of each prior year, because charges are capped by the Maximum Tariff corresponding to each airport in its Master Development Program for the period.

Passenger Charges in Jamaica

In Jamaica, MBJA and NMIA collect a passenger charge for each departing passenger on an aircraft (other than infants and transit and transfer passengers). We do not do not collect passenger charges from arriving passengers. Passenger charges are included in the cost of a passenger’s ticket, and we issue invoices for those charges to each airline on a weekly basis and record an account receivable for the invoice corresponding to a flight during the actual month of the flight. Passenger charges are invoiced in U.S. dollars for all airlines.

In 2017, 2018 and 2019, passenger charges represented 60.2%, 60.2%, and 60.9% respectively, of MBJA’s aeronautical revenues and 41.9%, 44.0% and 43.9%, respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, passenger charges of NMIA represented 42.3% of NMIA’s aeronautical revenues and 33.3% of NMIA’s total revenues.

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

In 2017, 2018 and 2019, aircraft landing charges represented approximately 7.9%, 8.0% and 7.9% respectively, of our Mexican airports’ aeronautical revenues and 5.3%, 5.5% and 5.1% respectively, of our Mexican airports’ total revenues (in 2017, 2018 and 2019, aircraft landing charges represented 6.0%, 6.0%, and 5.9% respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

In Jamaica, MBJA and NMIA collect landing charges from aircraft operators for landing at the airport. These landing charges are included in the list of charges regulated by the JCAA. Landing charges are paid by each aircraft operator based on each landing aircraft’s maximum takeoff weight and the origin, destination and purpose of the flight.

In 2017, 2018 and 2019, aircraft landing charges represented 9.8%, 9.9% and 9.8% respectively, of MBJA’s aeronautical revenues and 6.8%, 7.1% and 6.6% respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, aircraft landing charges of NMIA represented 11.1% of NMIA’s aeronautical revenues and 8.8%, of NMIA’s total revenues.

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

During 2017, 2018 and 2019 these charges represented 1.9%, 1.9% and 1.8%, respectively, of our Mexican airports’ aeronautical revenues and 1.3%, 1.3%, and 1.2% respectively, of our Mexican airports’ total revenues (in 2017, 2018 and 2019 aircraft parking charges represented 1.4%, 1.4%, 1.4% respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Parking Charges in Jamaica

In Jamaica, MBJA and NMIA collect parking charges from aircraft operators in respect of any aircraft remaining on the ground at the airport for a period of five hours or more. Parking charges are calculated on the basis of 24-hour intervals so that any ground stops amounting to five hours or more for the first 24-hour interval may be rounded up to one day. Parking charges are based on aircraft maximum takeoff weights and whether the aircraft is used for commercial, visiting non-commercial or domestic activity.

In 2017, 2018 and 2019 aircraft parking charges represented 0.1%, 0.1% and 0.1%, respectively, of MBJA’s aeronautical revenues and 0.1%, 0.1% and 0.1%, respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, aircraft parking charges of NMIA represented 6.6% of NMIA’s aeronautical revenues and 5.2%, of NMIA’s total revenues.

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

The AFAC and the Ministry of Public Security (Secretaría de Seguridad Pública) issue guidelines for airport security in Mexico. In response to the September 11, 2001 terrorist attacks in the United States, we took additional steps to increase security at our airports. At the request of the U.S. Federal Aviation Authority, the Mexican civil aviation authority issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were implemented immediately and for an indefinite period of time.

Additional regulations were issued by the AFAC in 2011 established rules and procedures for the inspection of carry-on baggage. See  “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Non-Aeronautical Services – Recovery of Costs from Checked Baggage Screening at our Mexican Airports” in this section. To fulfill these requirements, we improved our security by providing new training and operating procedures, adding new equipment and security personnel, most of them from third-party providers, in addition to increasing our coordination with other airports and airlines. However, as security is a primary concern in our industry, the possibility of new threats may require frequent updates to the security measures at our airports.

In 2017, 2018 and 2019, these charges represented approximately 1.1%, 1.2% and 1.2% respectively, of our Mexican airports’ aeronautical services revenues and approximately 0.8%, 0.8% and 0.8% respectively, of our Mexican airports’ total revenues. In 2017, 2018 and 2019, security charges represented 0.9%, 0.9% and 0.9% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

Airport Security Charges in Jamaica

In Jamaica, MBJA and NMIA collect a security charge from each airline based on the number of its departing terminal passengers (other than infants and transit and transfer passengers) for use of the x-ray equipment, metal detectors, security personnel services and other related security equipment. These security charges are included in the list of charges regulated by the JCAA. Security charges are billed at a flat rate for all categories of passengers.

In 2017, 2018 and 2019, airport security charges represented 7.8%, 7.9% and 7.9%, respectively, of MBJA’s aeronautical revenues and 5.5%, 5.7% and 5.4% respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, airport security charges of NMIA represented 23.7% of NMIA’s aeronautical revenues and 18.7%, of NMIA’s total revenues.

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

During 2017, passenger walkway and airport bus revenues equaled Ps.4.1 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2018, passenger walkway and airport bus revenues equaled Ps.4.7 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2019, passenger walkway and airport bus revenues equaled Ps.5.7 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger Walkway Charges in Jamaica

At MBJA, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway or loading bridge, which are included in the list of charges regulated by the JCAA. Each airline is billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter.

In 2017, 2018 and 2019 passenger walkway charges represented 2.6%, 2.5% and 2.6% respectively, of MBJA’s aeronautical revenues and 1.5%, 1.9% and 1.7% respectively, of MBJA’s total revenues.

NMIA does not assess passenger walkway charges.

Leasing of Space to Airlines

Leasing of Space to Airlines in Mexico

In addition, we receive regulated revenues from leasing space in our Mexican airports to airlines as needed for their operations, such as the leasing of ticket counters, monitors and back offices.

In 2017, 2018 and 2019, leasing of space to airlines represented approximately 1.9%, 1.8% and 1.7% respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.3%, 1.3% and 1.1%, respectively, of our Mexican airports’ total revenues (in 2017, 2018 and 2019 revenues from leasing of space to airlines represented 1.4%, 1.4% and 1.3% respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Leasing of Space to Airlines in Jamaica

MBJA and NMIA receive revenues from leasing land and space, such as back offices and ticket offices, storage, vehicle and aircraft maintenance areas and ground handling equipment space. Land and space leasing is not considered a regulated activity by the JCAA.

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

We currently maintain contracts with 54 companies that provide the majority of these complementary services at our twelve Mexican airports. In 2017, 2018 and 2019 revenues from complementary service fees represented approximately 1.6%, 1.3% and 1.8%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.1%, 0.9% and 1.1%, respectively of our Mexican airports’ total revenues (in 2017, 2018 and 2019, revenues from complementary service fees represented 1.2%, 1.0%, and 1.3%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Complementary Services in Jamaica

In Jamaica, MBJA and NMIA earn revenues from charging access and other fees to third-party providers of refueling, inflight catering, ground handling and FBO services. Refueling services are provided by a consortium of three companies: Gulf Stream Petroleum SRL (formerly Total), GB Energy and Jamaica Aircraft Refueling Services (JARS). This consortium leases land from MBJA and NMIA on which they constructed an aviation fuel storage facility and each operator pays MBJA and NMIA a fuel concession fee based on the number of gallons of fuel sold through the airport’s fueling system. Inflight catering is provided by Goddard Catering through an exclusive contract inherited from the AAJ. The three ground handling services companies operating at our Jamaican airports, AJAS, GCG Ground Services (Jamaica) Limited (formerly Jamaica Dispatch) and Eulen America, pay a fee per aircraft and cargo handled as well as a vehicle permit for vehicles accessing the ramp. IAM Jet Centre is the licensed operator for provision of FBO services at MBJA and NMIA. MBJA and NMIA are not required by law to provide complementary services, even if a third party is not providing such services at the airports.

In 2017, 2018 and 2019 revenues from complementary service fees represented 19.4%, 19.4% and 18.7%, respectively, of MBJA’s aeronautical revenues and 13.5%, 14.0% and 12.7%, respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, complementary services from NMIA represented 9.2% of NMIA’s aeronautical revenues and 7.3% of NMIA’s total revenues.

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

In 2017, 2018 and 2019, our Mexican airports handled approximately 202.9 thousand, 213.8 thousand and 214.6 thousand metric tons of cargo, respectively. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 78.5%, 76.8% and 75.1% of the cargo handled by our Mexican airports in 2017, 2018 and 2019, respectively.

Cargo Handling in Jamaica

The majority of cargo in our Jamaican airports is belly cargo, or cargo carried on passenger aircraft; there are only two dedicated cargo carriers at the airports, both of which use small aircraft. There are no significant revenues from cargo handling at the Montego Bay airport nor Kingston airport.

In 2017, 2018 and 2019 the Montego Bay airport handled approximately 6.9 thousand, 7.5 thousand and 7.2 thousand metric tons of cargo, respectively.

From October 10, 2019 through December 31, 2019, NMIA handled 2.4 thousand metric tons of cargo.

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

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services. The contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services was 25.1% in 2017, 25.1% in 2018 and 26.3% in 2019 . We estimate that this contribution will increase as we continue to focus on growing these revenues. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

In addition, we continue to expand the number of businesses operated directly by us, including conversion from static to digital signage for advertising, opening more VIP lounges and in the medium term, the development of a project for a hotel at our Guadalajara airport, which will be owned by us but operated by an international brand, among others. None of our revenues from non-aeronautical services are regulated under the Mexican price regulation system. In Jamaica, all of our Jamaican airport revenues from non-aeronautical services are unregulated except for revenues from car parking facilities.

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

•

Retail stores. In recent years, we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Guanajuato, Tijuana, Manzanillo, Morelia, La Paz and Montego Bay airports. In 2019, we solicited bids for retailers in our Guadalajara and Puerto Vallarta airports. As a result, new retail spaces began operating in those airports in 2019. In the last quarter of 2019, we solicited bids for retailers in our Guadalajara, Los Cabos, Morelia and Aguascalientes airports. The new retails stores are expected to begin operations in the second quarter of 2020.

•

Food and beverage services. In 2019, we opened a VIPS branded restaurant and bar at our Hermosillo airport. Two food and beverage units were added to the commercial space at our Guanajuato airport during the first quarter of 2019. The bid for food and beverage services at the international terminal of our Los Cabos airport was solicited during the last quarter of the 2019.

•	Car rentals. In 2019, we solicited bids for the car rental business at our Guanajuato airport.
•	Timeshare marketing and sales. We receive revenues from timeshare developers to whom we rent space in our Mexican airports for the purpose of marketing and sales of timeshare units.
•

Duty-free stores. We currently have duty-free stores at five of our twelve Mexican airports, located at Los Cabos, Puerto Vallarta, Guanajuato, Guadalajara, Tijuana and at our Montego Bay and Kingston airports, where we have a greater number of international passengers. All of the duty-free stores located in our airports are now operated on leases under which rent is structured primarily as a royalty based on tenants’ revenues, subject to minimum fixed amounts related to square footage. Because the duty-free stores are located at the entrance to the airport’s commercial area, our strategy with regards to the duty-free stores is to optimize passengers’ ability to quickly and easily find desired products and complete their purchase with a high level of service that encourages passengers to shop more. During 2019, we redesigned the main duty-free store at our Guadalajara airport.

•

Communications. We have consolidated all telephone and internet service at our Mexican airports with one provider. We charge the provider a fixed monthly rent in exchange for allowing the provider to install their communications infrastructure in our airports. In Jamaica, two communication companies, Digicel and Flow, provide cellular and fixed line telephone services at our Montego Bay airport. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers. All of our airports offer wireless internet service. Beginning in 2019, the Wi-Fi service for passengers started being provided directly by us. This will be our first step to generate new lines of business through the internet, like WI-FI Premium and net advertising.

•

Financial services. In recent years, we have expanded and modernized the spaces we lease to financial services providers, such as currency exchange bureaus. Additionally, we improved our contracts with Globo Cambio, our principal financial services provider. In 2019, two new exchange offices opened at the Puerto Vallarta and Tijuana airports.

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

We currently operate the following commercial lines directly:

•

Parking facilities. We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at Guadalajara International Airport and Tijuana International Airport. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, in Mexico, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking at certain airports. In Jamaica, car parking facility fees are set by the MTM, however, MBJA has lobbied and continues to press the Jamaican Government to allow car parking fees to be freely set at commercial rates. In 2017, we expanded our parking facilities at our Guadalajara airport by approximately 5%. During 2018, we expanded our Guanajuato airport parking facilities by 35%, and began expansion of parking lots at our Mexicali and Guadalajara airports, in the case of Mexicali it was concluded in 2019, for Guadalajara airport we expect to conclude in 2020, increasing by 26% and the Mexicali airport parking by 82%. In addition, we began an expansion of the Tijuana airport parking facilities. The expansion began at the pension parking lot and is expected to conclude during the next two years with the public parking lot.

•

Advertising. Since May 2011, we have been directly operating the advertising at all of our Mexican airports. Increased domestic and international traffic in our Mexican airports makes third-party investment in advertising media more attractive. The new Cross Border Express, or “CBX,” was the main factor for the growth of advertising revenues in Tijuana, which experienced increased traffic as a result. Advertising at our Tijuana airport is expected to continue to grow due to the installation of new advertising spaces. Similarly, the Guanajuato airport continued to grow due to the investment of car manufacturers in the area, making the airport much more attractive for advertising. Overall, the increase in passenger volume and improvement in spending power of users in all of our Mexican airports is expected to lead to an increase in sales of advertisements in our airports to international brands. Our revenues decreased from 2016 to 2017, due to the temporary negative impact of several remodeling projects on availability of advertising space. During 2018, we continued these expansion projects at some of our most important airports, including our Tijuana and Guadalajara airports and, as a result, revenues from advertising at these airports continued to be negatively impacted. In contrast, there was an increase at our Aguascalientes, La Paz, Los Mochis, Mexicali and Manzanillo airports, through a sales strategy mainly focused on local brands and companies. During 2018, we were able to obtain a 15%

growth in advertising revenues. During 2019, we focused on upgrading the current advertising spaces to digital advertising and operating a new advertising website focused on providing quotes and selling advertising spaces in our airports.

•

VIP Lounges. We began operating our first VIP Lounge at Los Cabos airport’s Terminal 1 in 2011. By the end of 2019, we operated 12 lounges in eight Mexican airports: two in our Guadalajara airport (including both domestic and international lounges), two in our Los Cabos airport (Terminal 1 and Terminal 2) and three in our Puerto Vallarta (domestic, international and arrivals), and in each of our Aguascalientes, Guanajuato, Hermosillo, La Paz and Tijuana airports. In 2019, we hosted over 850,000 users in the VIP lounges at our Mexican airports, an increase of 18.5% from 2018. Also, during 2019 we opened a new VIP lounge at the La Paz airport. During 2020, our domestic lounge in Guadalajara and our lounges in Tijuana, Los Cabos Terminal 2 and Guanajuato will increase their capacity by 35% in order to accommodate the passenger growth experienced during 2019. During the first quarter of 2020, we opened our thirteenth lounge at our Mexicali airport. In Jamaica, a third party operates the sole common use lounge in the arrivals and departures areas, and there are five lounges operated by hotels in the arrivals area.

•

Convenience stores. In April 2012, we began operating certain airport convenience stores directly. Due to strong performance, we opened a total of 21 convenience stores across our Mexican airports. In October 2016, we franchised 14 of our Aeromarket stores to Grupo Areas, from which we now receive both a fixed payment and a variable sales-based monthly payment, in addition to a sales-based royalty. This strategic change maintained the same level of profitability over a smaller revenue base, achieving greater operational efficiency. As of December 31, 2018, we operated six convenience stores at our Aguascalientes, Guanajuato and Puerto Vallarta airports, and during 2019 we opened nine convenience stores: one in Guanajuato, two in Mexicali, two in Puerto Vallarta and four in Tijuana.

Domestic Passengers in Mexico

Domestic passengers represented approximately 56.4%, 57.8% and 63.9% of our Mexican terminal passenger traffic in 2017, 2018 and 2019, respectively (CBX users at Tijuana airport were considered international passengers in 2017, 2018 and 2019). In addition, we estimate that a significant minority of our international passengers in Mexico are lower-income Mexicans traveling to or from the United States. Based on surveys and studies conducted at our airports to better understand the consumption habits of our passengers, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers do. However, in order to increase the consumer spending of this demographic, we have been increasing the brand recognition of commercial spaces and the products they offer, which, based on the surveys and studies we have conducted, we believe is likely to contribute to increased consumption among our domestic passengers and our Mexican international passengers. Partly as a result of the implementation of these strategies, consumer spending per passenger in our Mexican airports increased by 10.7% during 2019 as compared to 2018, and 5.9% during 2018 as compared to 2017.

Recovery of Costs from Checked Baggage Screening at our Mexican Airports

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment alerted to the potential presence of prohibited items. Uncertainty regarding the new screening process initially caused a delay in the implementation. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter was silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent was for airport concessionaires, such as us, to bear responsibility for the new screening process. Since the issuance of the policy letter, the Federal Civil Aviation Agency (Agencia Federal de Aviación Civil), or “AFAC”, has been expected to issue implementing regulations. On November 23, 2012, the Mexican civil aviation authority published a recommendation (circular obligatoria) on the SCT website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain non-binding recommendations regarding issues of responsibility that have been raised by the policy letter. These non-binding recommendations have no legal effect unless incorporated into a valid contract.

Today eleven of our twelve Mexican airports employ baggage screening equipment and an explosives trace detector system is used in our Los Mochis airport. As of December 31, 2019, we have signed agreements to operate the baggage screening equipment with every airline customer, and 99.3% of the passengers travelling through our Mexican airports were using the baggage screening system.

We incur ongoing expenses to maintain and operate this equipment, which we currently recover from our airline customers. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We typically generate approximately 20% to 30% of total revenues from commercial activities. In 2019, revenues from non-aeronautical services in our airports accounted for 26.3% of our total revenues. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities in our airports by:

•	Redesigning and expanding the space available in our airport terminals allocated to commercial activities:

In order to increase our revenues from commercial activities, we have focused on expanding and redesigning the layout of certain terminals in our Mexican airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports, increasing their exposure to the commercial areas of our airports. In 2017, we added 7,542 square meters of commercial area at the Guadalajara airport and 1,973 square meters at the Tijuana airport, where we redesigned the commercial layout. In 2018, we added about 6,500 square meters of commercial area, of which 85% was in our Tijuana and Guadalajara airports. At our Tijuana airport new food and beverage and retail stores began operation, including Panda Express, Johnny Rockets and Starbucks, among others. Meanwhile, in Guadalajara our new food and beverage offerings include 900 Bistro Argentino, Café Punta del Cielo and Carl’s Jr., among others. In the first half of 2019, the rest of the new commercial offerings at our Tijuana and Guadalajara airports were completed and began operations. During 2019, we also improved the commercial layout of our Los Cabos airport.

•	Renegotiating agreements with terminal tenants to be more consistent with market practices:

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 88.4% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 99.1% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

•	New projects developed by the Company:

In 2016, we hired HVS Consulting & Valuation, a leading consultant in the hospitality industry, to develop proposals for commercial development at our Guadalajara airport. In order to maximize profitability and based on HVS Consulting & Valuation’s study, we plan to develop a 180-room select-service hotel operated by a third party under a fee agreement. In October 2017, our Board of Directors approved the creation of a new subsidiary responsible for the construction and operation of the hotel at the Guadalajara airport. This hotel is expected to represent an investment of approximately Ps.350 million. With the operation of the hotel at the Guadalajara airport, we will be able to dedicate an additional 549 square meters for retail and other complementary services and 1,564 square meters for food and beverage. It is estimated that the hotel will begin operations in 2022.

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

Marketing Activities

We focus our marketing activities, with respect to aeronautical services, on participation in business conferences organized by public organizations, such as the International Air Transport Association, and private organizations, such as the annual “Routes Americas” and “World Routes” conferences organized by United Business Media. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. Additionally, we go through several one-on-one meetings with domestic and international airlines to further discuss specific route opportunities as well as route performance. During 2019, a total of 45 new routes were opened to and from our airports, many of which originated from air service development work during the past decade. The work performed by our commercial department is complemented by several different airline marketing consultants, who provide us with market intelligence and databases in order to better execute our network expansion strategy.

Our Mexican Airports

In 2019, our Mexican airports served a total of approximately 43.6 million terminal passengers. In 2019, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 54.5% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, together accounted for approximately 24.5% of our Mexican airports’ total terminal passenger traffic in 2019. Guanajuato International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 6.3% of our Mexican airports’ total terminal passenger traffic in 2019.

All of our Mexican airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2017		2018		2019
		(thousands of pesos)
Guadalajara	Ps.	3,072,286	Ps.	3,621,416	Ps.	3,917,062
Los Cabos		1,729,761		1,942,997		2,152,170
Tijuana		1,462,919		1,670,337		2,022,396
Puerto Vallarta		1,361,076		1,487,844		1,639,309
Guanajuato		503,412		632,918		764,976
Hermosillo		335,422		389,040		435,076
Mexicali		153,026		221,819		261,502
La Paz		193,146		216,304		246,322
Aguascalientes		178,210		212,212		236,386
Morelia		154,206		188,859		210,665
Los Mochis		72,303		82,006		98,793
Manzanillo		46,404		46,558		50,126
Total	Ps.	9,262,171	Ps.	10,712,310	Ps.	12,034,783

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2017			2018			2019
	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total
Total Passengers:
Guadalajara	12,808,007	36,644	12,844,651	14,351,563	19,288	14,370,851	14,846,329	15,480	14,861,809
Tijuana	7,103,249	34,369	7,137,618	7,835,064	48,794	7,883,858	8,925,873	47,325	8,973,198
Los Cabos	4,909,746	1,984	4,911,730	5,249,039	3,223	5,252,262	5,609,122	3,901	5,613,023
Puerto Vallarta	4,522,571	9,156	4,531,727	4,767,060	5,940	4,773,000	5,051,855	6,335	5,058,190
Guanajuato	1,955,608	13,389	1,968,997	2,338,752	13,853	2,352,605	2,755,807	12,156	2,767,963
Hermosillo	1,627,848	18,063	1,645,911	1,743,754	30,942	1,774,696	1,874,059	19,836	1,893,895
La Paz	848,493	2,037	850,530	926,334	1,423	927,757	1,008,136	2,307	1,010,443
Mexicali	804,031	4,814	808,845	1,138,467	6,968	1,145,435	1,198,808	4,357	1,203,165
Aguascalientes	754,141	525	754,666	868,505	2,674	871,179	858,433	1,127	859,560
Morelia	618,829	5,447	624,276	729,606	4,174	733,780	897,754	3,728	901,482
Los Mochis	348,527	11,315	359,842	344,830	8,384	353,214	391,300	9,416	400,716
Manzanillo	181,987	392	182,379	172,493	1,187	173,680	174,718	392	175,110
Total	36,483,037	138,135	36,621,172	40,465,467	146,850	40,612,317	43,592,194	126,360	43,718,554

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2017			2018			2019
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	4,489,034	1,954,286	6,443,320	5,113,419	2,099,518	7,212,937	5,199,715	2,271,994	7,471,709
Tijuana	2,598,969	893,307	3,492,276	2,777,045	1,061,145	3,838,190	3,025,408	1,357,161	4,382,569
Los Cabos	718,621	1,740,176	2,458,797	818,495	1,809,390	2,627,885	937,323	1,869,708	2,807,031
Puerto Vallarta	697,819	1,569,840	2,267,659	781,798	1,609,047	2,390,845	891,549	1,643,729	2,535,278
Guanajuato	630,568	346,079	976,647	802,265	370,389	1,172,654	1,015,691	372,192	1,387,883
Hermosillo	767,462	43,065	810,527	816,921	47,146	864,067	879,749	48,247	927,996
La Paz	421,030	9,090	430,120	549,569	4,918	554,487	497,589	11,462	509,051
Mexicali	387,279	4,592	391,871	457,359	10,042	467,401	579,307	6,067	585,374
Aguascalientes	277,618	101,363	378,981	323,741	111,871	435,612	303,023	126,612	429,635
Morelia	155,905	150,859	306,764	179,143	188,206	367,349	233,450	218,408	451,858
Los Mochis	169,945	5,827	175,772	167,691	5,925	173,616	191,012	6,584	197,596
Manzanillo	46,498	44,869	91,367	42,874	42,778	85,652	40,931	45,562	86,493
Total	11,360,748	6,863,353	18,224,101	12,830,320	7,360,375	20,190,695	13,794,747	7,977,726	21,772,473

	Year Ended December 31,
	2017			2018			2019
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	4,556,570	1,808,117	6,364,687	5,200,101	1,938,525	7,138,626	5,296,110	2,078,510	7,374,620
Tijuana	2,536,919	1,074,054	3,610,973	2,724,709	1,272,165	3,996,874	2,954,316	1,588,988	4,543,304
Los Cabos	752,950	1,697,999	2,450,949	853,715	1,767,439	2,621,154	978,406	1,823,685	2,802,091
Puerto Vallarta	731,577	1,523,335	2,254,912	823,538	1,552,677	2,376,215	947,766	1,568,811	2,516,577
Guanajuato	677,188	301,773	978,961	851,986	314,112	1,166,098	1,041,187	326,737	1,367,924
Hermosillo	795,465	21,856	817,321	858,024	21,663	879,687	924,069	21,994	946,063
La Paz	416,604	1,769	418,373	457,573	1,360	458,933	497,795	1,290	499,085
Mexicali	411,239	921	412,160	582,997	983	583,980	612,589	845	613,434
Aguascalientes	299,942	75,218	375,160	353,067	79,826	432,893	332,207	96,591	428,798
Morelia	166,801	145,264	312,065	190,081	172,176	362,257	245,372	200,524	445,896
Los Mochis	172,222	533	172,755	170,853	361	171,214	193,362	342	193,704
Manzanillo	54,599	36,021	90,620	54,335	32,506	86,841	54,413	33,812	88,225
Total	11,572,076	6,686,860	18,258,936	13,120,979	7,153,793	20,274,772	14,077,592	7,742,129	21,819,721

The following table shows the passengers who used the CBX facilities to travel from the United States to Mexico and vice versa, who are reported as international passengers in the Tijuana airport.

	Year ended December 31,
	2017	2018	2019
CBX/Tijuana	855,362	1,012,059	1,319,275
Tijuana/CBX	1,066,627	1,249,411	1,578,628
Total	1,921,989	2,261,470	2,897,903

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2019:

Capacity by Mexican Airport in 2019

	Peak air traffic movements per hour (1)	Runway capacity (2)
Guadalajara	48	39
Tijuana	19	36
Los Cabos	35	42
Puerto Vallarta	34	38
Hermosillo	20	33
Guanajuato	12	18
La Paz	9	14
Mexicali	7	14
Aguascalientes	8	14
Morelia	8	13
Los Mochis	8	16
Manzanillo	6	17

(1)	Represents the greatest number of air traffic movements in a single hour during the year. Includes commercial and general aviation operations (demand).
(2)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport (1)

	For the year ended December 31,
	2017	2018	2019
Guadalajara	167,274	180,347	179,689
Tijuana	63,292	66,662	69,626
Los Cabos	49,773	51,020	51,718
Puerto Vallarta	54,389	56,472	56,526
Guanajuato	34,097	35,953	37,346
Hermosillo	41,326	41,462	40,221
La Paz	18,409	18,008	17,436
Mexicali	10,457	13,333	11,793
Aguascalientes	15,586	18,133	16,433
Morelia	14,899	13,876	13,771
Los Mochis	10,821	10,639	10,991
Manzanillo	5,336	4,923	5,435
Total	485,659	510,828	510,985

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2017	2018	2019
Guadalajara	76.79	79.58	82.62
Tijuana	112.77	117.53	128.20
Los Cabos	98.68	102.88	108.46
Puerto Vallarta	83.32	84.41	89.37
Guanajuato	57.75	65.05	73.79
Hermosillo	39.83	42.06	46.59
La Paz	46.20	51.44	57.82
Aguascalientes	48.42	47.90	52.24
Mexicali	77.35	85.39	101.65
Morelia	41.90	52.58	65.19
Los Mochis	33.25	32.41	35.60
Manzanillo	34.18	35.04	32.15
Average	75.41	79.22	72.81

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2017	2018	2019
Commercial aviation	363,317	382,160	381,065
Charter aviation	19,727	19,996	20,281
General aviation and other	102,615	108,672	109,639
Total	485,659	510,828	510,985

(1)	Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues.

In 2019, Guadalajara International Airport was the third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2019, it served 14.8 million terminal passengers, accounting for approximately 34.1% of our Mexican airports’ terminal passenger traffic. During 2019, approximately 70.7% of the terminal passengers served were domestic passengers and 29.3% were international passengers. Of the airport’s international passengers, we estimate that a significant portion is Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 8 million inhabitants. Guadalajara is Mexico’s second largest city in terms of population and is the capital of the state of Jalisco, the country’s fourth largest state in terms of population. As a major hub for the Mexican national highway system, the city of Guadalajara is an important center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is an important agricultural producer, making Guadalajara an important center for agricultural commerce. The state is an important contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

A total of fourteen airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group and VivaAerobus. The main non-Mexican airlines operating at the airport are United, Alaska, American and Delta. Airlines operating at the airport reach 60 destinations. Of these destinations, Mexico City, Tijuana and Los Angeles are the most popular.

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

In 2019, approximately 161.1 thousands metric tons of cargo were transported through the airport.

We have continued to take significant steps to modernize and expand Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s main commercial terminal, including the modernization of  restrooms, hallways and gate areas. During 2019, we completed the expansion of the main terminal by adding an additional 3,200 square meters and renovated an additional 3,000 square meters.

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

We directly operate two VIP lounges in the Guadalajara airport: one in the international departures area and another in the domestic departures area. In 2019, we added 783 square meters of space to the domestic VIP lounge.

In 2019, approximately 23.9% of the sum of our aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues.

In 2019 we started the executive design of a new mixed-use development; this new area will include an expansion of the existing terminal building, new commercial areas, an office tower with 9,500 square meters of gross leasable area and a business class hotel with 180 keys. We also began the conceptual design of a new terminal with almost 100,000 square meters.

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

Tijuana International Airport

Tijuana International Airport is our second most important Mexican airport in terms of passenger traffic and air traffic movements, and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic, according to the SCT. In 2019, it served a total of 8.9 million terminal passengers, accounting for approximately 20.5% of our Mexican airports’ terminal passenger traffic. Approximately 99.5% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States for Mexican and American travelers, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including the municipalities of Ensenada, Tecate and Rosarito. With a population of approximately 1.3 million, Tijuana is the largest city in the state. Currently, the state of Baja California is the second largest maquiladora center in Mexico, according to INEGI data on workforce by industry. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

A total of seven airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group and Interjet. Airlines operating at this airport provide service to 37 destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular. In addition, in 2019, Aeromexico Group flew from Tijuana to Shanghai and Hainan Airlines flew from Tijuana to Beijing.

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

During 2019, we completed an expansion of 2,000 square meters and a renovation of 5,500 square meters. We started the construction (foundation, structure and civil works) of the new terminal building which will facilitate and increase the airport´s capacity to process international passengers, and we began the expansion of the commercial aviation apron and renovations of the main taxiway A.

In December 2015, we inaugurated the international bridge between our Tijuana airport and the U.S. border, or CBX. This bridge allows passengers to cross directly to the United States using a pathway between the airport and the international border, facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana, and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located in the Tijuana airport, and the corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility is limited to passengers traveling through the airport upon presentation of a boarding pass, but is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger charges. Passengers using the bridge from or to Tijuana may also be subject to toll charges levied by Otay-Tijuana Venture, L.L.C. (“OTV”), the bridge operator on the U.S. side. We estimate that up to 45% of Tijuana passengers have a final destination or origin in the U.S., and consequently a significant portion of the passengers at the airport are expected to be users of the CBX. Due to its convenience for U.S. residents in the area, the CBX is also expected to increase the overall number of passengers using the airport. During 2019, the CBX served 2.9 million passengers, approximately 32.5% of the Tijuana airport’s total passengers. The CBX was the primary driver behind the 13.9% increase in total passengers during the 2019 at the Tijuana airport. For more information see “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.” Our investment in adapting the Tijuana airport installations and building the Mexican infrastructure amounted to Ps.185.0 million.

In 2019, approximately 30.7 thousands metric tons of cargo were transported through the airport.

In 2019, approximately 22.5% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

During 2018, we also solicited bids for the rent-a-car modules and obtained a significant revenue increase compared to the previous contracts. A new model office was built in order to standardize the image of the car rental facilities within the terminal.

During 2018, we awarded bids for 25 new retail spaces and thirteen food and beverage spaces, totalling 729 and 2,700 square meters, respectively. At the end of 2018, 70% of the new commercial space began operating with brands such as Panda Express, Domino’s Pizza and Johnny Rockets. The rest of this space was in operation by the second quarter of 2019.

During 2019 we performed a complete refurbishment of the land side food court and all the commercial units for which bids were received during 2018 began operating.

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

Los Cabos International Airport

Los Cabos International Airport is our third most important Mexican airport in terms of passenger traffic, fourth in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2019, it served 5.6 million terminal passengers, accounting for approximately 12.9% of our Mexican airports’ terminal passenger traffic of whom approximately 65.8% were international passengers.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. According to the Mexican Ministry of Tourism, 1.9 million international tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2019. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of eighteen airlines operate at the airport, of which the principal airlines are American, Alaska, United, Southwest and Volaris. Airlines operating at this airport provide service to 48 destinations. Of these destinations, Mexico City, Los Angeles, Guadalajara and Dallas are the most popular.

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

During 2019, we continued renovating and expanding the international terminal building, increasing the terminal area by 5,000 square meters and renovating 10,600 square meters, adding 10 remote boarding gates. These construction projects will be concluded in 2020.

We operate a commercial space of approximately 2,000 square meters at Los Cabos International Airport; this space includes two VIP lounges and five convenience stores, which have been operated by a third party since October 2016.

To create a better experience for our domestic passengers, we finished the construction of a 280 square meter beer garden at the domestic terminal. The new bar brings more options to the food and beverage services for this terminal. In 2019, approximately 36.6% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues (of which 93.9% came from commercial activities, the highest such percentage among our airports). During 2019, we redesigned the commercial layout of the international terminal to maximize sales per passenger through a new commercial mix. This process will take until 2021 to complete.

We solicited bids for food and beverage service for ten commercial units with a total surface of 1,941 square meters. As a result of the process brands such as Panda Express, Subway, Sbarro, Carl's Junior, Pacific Grill, Tequila Patron, STK, The Coffee Bean and Starbucks were incorporated; increasing the food and beverage area by 40%. We expect to request retail bids during the second quarter of 2020.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important Mexican airport in terms of passenger traffic, third in air traffic movements and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2019, it served 5.0 million terminal passengers, accounting for 11.6% of our Mexican airports’ terminal passenger traffic. During 2019, 63.6% of these terminal passengers were international passengers and 36.4% were domestic passengers.

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

A total of twenty three airlines operate at the airport, of which the principal airlines are American, United, Alaska, Interjet, Volaris,  Aeromexico Group and Southwest. Airlines operating at this airport provide service to 52 destinations. Of these destinations, the most popular are Mexico City, Los Angeles, Monterrey and Dallas. In addition, Thomson Airways flies once weekly from Puerto Vallarta to London Gatwick and Manchester and Finnair flies once weekly to Helsinki.

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

In 2019, approximately 27.8% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues (of which 93.9% came from commercial activities).

Guanajuato International Airport

Guanajuato International Airport is our fifth most important Mexican airport in terms of passenger traffic, sixth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Guanajuato International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2019, it served 2.8 million terminal passengers, accounting for approximately 6.3% of our Mexican airports’ terminal passenger traffic. During 2019, approximately 74.6% of the terminal passengers served were domestic passengers.

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

During 2017, we began a 3,000 square meter terminal expansion and the renovation of another 7,990 square meters. We concluded the expansion during 2019, and the new commercial areas and expanded VIP Lounge began operations in 2019 as well. During 2019, we also began the renovation of the security checkpoint, restrooms and commercial areas.

Hermosillo International Airport

Hermosillo International Airport is our sixth most important Mexican airport in terms of passenger traffic, fifth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Hermosillo International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2019, it served approximately 1.9 million terminal passengers, accounting for approximately 4.3% of our Mexican airports’ terminal passenger traffic. During 2019, approximately 96.3% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately thirteen kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 10.6 thousand metric tons of cargo passed through the airport in 2019. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

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

As part of our business strategy, in recent years we changed the profile and category of services of almost all of the stores at Hermosillo International Airport to stores with greater brand recognition. During 2018, we opened a new VIP lounge in our Hermosillo airport. In 2019, we solicited bids for a new restaurant with approximately 200 square meters of surface area located in the waiting lounge.

Mexicali International Airport

Mexicali International Airport is our seventh most important Mexican airport in terms of passenger traffic, tenth in terms of air traffic movements and seventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Mexicali International Airport was the eighteenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. In 2019, it served 1.2 million terminal passengers, accounting for approximately 2.8% of our Mexican airports’ terminal passenger traffic.

During 2019, approximately 99.4 % of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

During 2018, we completed a 1,200 square meters expansion of the terminal building, adding two new boarding gates (increasing from two to four) and, expanding the baggage claim area, including the installation of a new baggage carousel (increasing from two to three). We also completed a 1,600-square-meter renovation in the check-in area and the ambulatory area. A “gastro pub” restaurant (called Gastro Hub) of approximately 185 square meters, began operations. Car rental services began operating at the Mexicali airport during the first quarter of 2019, as a result of the bid released in 2018.

La Paz International Airport

La Paz International Airport is our eighth most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, La Paz International Airport was the twenty first busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2019, it served 1.0 million terminal passengers, accounting for approximately 2.3% of our Mexican airports’ terminal passenger traffic. During 2019, approximately 98.7% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

During 2019 we opened a new 70 square meter VIP Lounge.

Aguascalientes International Airport

Aguascalientes International Airport is our ninth most important Mexican airport in terms of passenger traffic, seventh in air traffic movements and ninth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Aguascalientes International Airport was the twenty fifth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2019, it served 858.4 thousand terminal passengers, accounting for approximately 2.0% of our Mexican airports’ terminal passenger traffic. During 2019, approximately 74.0% of the terminal passengers served were domestic passengers. Because the airport passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

In 2019, we concluded the terminal expansion and renovation. The project increased the boarding lounge capacity and surface area, with two additional boarding gates, and included a renovated security checkpoint. In 2019, the commercial area increased by 27% compared with 2018, and we opened a new VIP Lounge with 1,300 square meters of space. A bid for a retail commercial space of 20 square meters at the Aguascalientes airport was carried out during the third quarter with a recognized clothing brand known for featuring popular designs of Mexican culture, winning the bid.

Morelia International Airport

Morelia International Airport is our tenth most important Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Morelia International Airport was the twenty three busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2019, it served 897.8 thousand terminal passengers, accounting for approximately 2.1% of our Mexican airports’ terminal passenger traffic. During 2019, approximately 53.3% of the terminal passengers served by this airport were domestic passengers.

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

In 2019, we concluded a terminal expansion and renovation which increased the boarding lounge by 200 square meters, added two boarding gates, and included a renovated and expanded security checkpoint with additional security lines, X-ray equipment and waiting areas. The commercial area grew by 16% in 2019 as compared with 2018.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic and air traffic movements and eleventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Los Mochis International Airport was the forty first busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2019, it served 391.3 thousand terminal passengers, accounting for approximately 0.9% of our Mexican airports’ terminal passenger traffic. During 2019, approximately 98.2% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic and air traffic movements and twelfth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2019, Manzanillo International Airport was the forty fourth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. During 2019, the airport served 174.7 thousand terminal passengers, accounting for approximately 0.4% of our Mexican airports’ terminal passenger traffic. During 2019, approximately 54.6% of the terminal passengers served were domestic passengers and 45.4% were international passengers.

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

During 2019, we opened a new restaurant located in the waiting lounge, with 150 square meters of surface area in order to improve the passenger experience.

Montego Bay International Airport

The Montego Bay International Airport is Jamaica’s main tourist airport. In 2019, the Montego Bay airport served 4.7 million terminal passengers, making it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2019, 99.8% of the terminal passengers served were international passengers. Of the total passengers in 2019, 70.0% came from the United States, 16.0% came from Canada, 12.0% came from Europe and 2.0% from other countries.

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

A total of thirty-four international airlines operate at the airport, providing year-round and seasonal services. Our principal airlines are American Airlines, Southwest Airlines, Delta Airlines, and JetBlue. Airlines serving the Montego Bay airport provide service from over 60 airport destinations. Of these, Toronto, New York, Atlanta and Ft. Lauderdale are the most popular.

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

In July 2017, the main food and beverage operator, Express Catering, finalized a deal with the Starbucks brand pursuant to which it opened a café off-airport. The deal also contemplated construction of three Starbucks locations in the airport to serve all passengers. The main Starbucks is located in the terminal building and opened in March 2018. Additionally, two kiosks were opened in 2019.

The following table sets forth revenues, passenger traffic and air traffic movement data for the Montego Bay airport in 2017, 2018 and 2019:

	January 1 to December 31, 2017		January 1 to December 31, 2018		January 1 to December 31, 2019
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	1,786,556	Ps.	1,963,552	Ps.	2,097,489
Passenger Traffic (in thousands):
Terminal passengers		4,226		4,483		4,690
International passengers		4,217		4,474		4,681
Domestic passengers		9		9		9
Transit passengers		59		55		59
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		21		21		21
Runway capacity (3)		33		33		33
Total air traffic movements (in thousands):		41		41		43
Commercial aviation		28		30		34
Charter aviation		2		2		0
General aviation and other		12		9		9
Average passengers per air traffic movement		101		109		110

(1)	Includes departures and landings.
(2)	Includes commercial and general aviation operations (demand).
(3)	Air traffic movements per hour (capacity).

In 2017, 2018, and 2019 approximately 6.9 thousand, 7.5 thousand and 7.2 metric tons of cargo were transported through the airport.

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

Kingston International Airport

In October 10, 2019, we took control and began to operate NMIA in the city of Kingston, Jamaica. As a result of our taking over control of NMIA through our subsidiary, PACKAL, our summary consolidated financial and operating information for the fiscal year ended December 31, 2019 includes the consolidation of PACKAL financial and operating information for the period from October 10 to December 31, 2019. Therefore, financial and operating information related to the Kingston airport for the fiscal year ended December 31, 2019 may not be directly comparable with financial and operating information for our Mexican airports for 2019 or for the Kingston airport for prior fiscal years.

The passenger profile of the Kingston International Airport is business and Visiting Friends and Relatives (“VFR”). In 2019, the Kingston airport served 1.8 million terminal passengers, making it the seventh busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. From October 10, 2019 (when we began to consolidate PACKAL´s operating information) to December 31, 2019, the airport served 408.7 thousands terminal passengers

In recent years, passenger traffic at Kingston International Airport has grown in conjunction with the increased traffic overall at the Kingston airport, which services mostly business and other traffic.

A total of eight international airlines operate at the airport, providing year-round and seasonal services. Kingston International Airport operates 18 hours daily between 6:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary. The airport has one runway measuring 2,662 meters. The runway capacity at this airport is 33 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building.

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
•

As part of the privatization plan that was implemented by the Mexican government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a shareholders’ agreement. As a result of the participation agreement requirement, we entered into a technical assistance agreement with AMP, which was renewed for an additional five-year period through August 26, 2019. On that date, the technical assistance agreement with AMP was automatically renewed for an additional five-year term, in accordance with the agreement. Under this agreement, AMP receives an annual fee to provide SIAP with consulting services and technological and industry knowledge and expertise to manage our airports. SIAP charges our subsidiaries a technical assistance fee, which is then used to pay AMP. The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. See also “Item 5, Operating and Financial Review and Prospects – Operating Costs – Technical Assistance Fee ”); and

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

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2019, eighteen international airlines and seven Mexican airlines operated passenger flights at our twelve Mexican airports. Volaris is our principal airline customer in terms of total passengers at our Mexican and airports, with Aeromexico Group and VivaAerobus providing the second and third largest number of total passengers. In 2017, 2018 and 2019 revenues from Volaris and the passengers it moved through our airports totaled Ps.2,263.2 million, Ps.2,694.1 million and Ps.3,270.9 million respectively, of which Ps.2,043.7 million, Ps.2,429.1 million and Ps.2,963.3 million respectively, were paid to the airports in the form of passenger charges, representing 22.1%, 22.7% and 24.6% respectively, of the sum of our aeronautical and non-aeronautical revenues for 2017, 2018 and 2019. Revenues from the Aeroméxico Group and the passengers it moved through our airports were Ps.1,080.5 million, Ps.1,161.0 million and Ps.1,095.7 million, during 2017, 2018 and 2019, respectively, of which Ps.955.0 million, Ps.1,028.8 million and Ps.975.5 million, respectively, were paid to the airports for the passengers they moved in the form of passengers charges, representing 10.3%, 9.6%, and 8.1% respectively, of the sum of our aeronautical and non-aeronautical revenues for 2017, 2018 and 2019. Revenues from VivaAerobus and the passengers they moved through our airports were Ps.392.7 million, Ps.662.6 million and Ps.737.4 million in 2017, 2018 and 2019, respectively, of which Ps.358.3 million, Ps.605.7 million and Ps.672.3 million respectively, were paid to the airports in the form of passenger charges. Such passenger charges represented 3.9%, 5.7% and 5.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2017, 2018 and 2019.

In 2017, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.249.9 million, of which Ps.166.6 million was paid to MBJA in the form of passenger charges. Revenues from American Airlines and its passengers represented 13.5% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. In 2018, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.295.3 million, of which Ps.162.9 million was paid to MBJA in the form of passenger charges. Revenues from American Airlines and its passengers represented 14.7% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. In 2019, revenues from American Airlines and the passengers it moved through the Montego Bay airport totals Ps.275.9 million, of which Ps.186.6 million was paid to MBJA in the form of passenger charges, representing 8.9% of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. In 2017, 2018 and 2019 passenger charges collected by American Airlines at MBJA accounted for 1.3%, 1.2% and 1.1% respectively, of total revenues in our airports (1.5%, 1.3% and 1.3% respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2017, 2018, and 2019).

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

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services: Aveespress, S.A. de C.V., Menzies Aviation, S.A. de C.V. and Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group), which provided Ps.37.0 million, Ps.36.6 million and Ps.26.2 million in revenues, respectively, each in the form of access fees, in 2019. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.14.0 million and Ps.4.5 million of revenues in the form of access fees in 2019.

We receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales.

Principal Non-Aeronautical Services Customers

As of December 31, 2019, we were party to approximately 1,158 contracts – 20% more than the 964 contracts we were party to as of December 31, 2018 – with providers of commercial services in the commercial spaces in our Mexican airports, including retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information and promotion services. The increase in the number of contracts is due to the consolidation of the Kingston airport and the opening of various commercial areas due to the expansions in our airports. In 2019, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps.306.7 million in revenues for 2019 compared to Ps.268.1 million in 2018), Aerocomidas, S.A. de C.V. (food and beverages; Ps.138.7 million in revenues for 2019 compared to Ps.123.5 million in 2018), Operadora Aeroboutiques, S.A. de C.V. (retail; Ps.95.9 million in revenues for 2019 compared to Ps.100.6 million in 2018), and Servicios Inmobiliarios Alsea, S.A. de C.V. (food and beverages Ps.52.4 million in revenues for 2019 compared to Ps.52.6 million in 2018). In Jamaica, MBJA’s largest commercial customer in terms of revenues paid to MBJA were World Duty Free (duty free stores; U.S.$10.9 million in revenue for 2019, compared to U.S.$9.3 million in 2018) and Express Catering (food and beverages; U.S.$3.4 million in revenue for 2019, compared to U.S.$2.8 million in 2018).

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

Additionally, our Master Development Programs approved for the 2020-2024 period included measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation; (ii) improvements to residual water treatment plants; and (iii) storage of hazardous and other special wastes. In 2017, 2018 and 2019 we invested Ps.70.5 million, Ps.37.0 million and Ps.19.2 million respectively, in these projects.

In 2015, we established the following objectives for our environmental programs: (i) to reduce consumption of water per passenger; (ii) to increase the use of treated residual water; and (iii) to maintain our electricity consumption levels. The following table sets forth certain performance indicators tracked by our environmental management systems.

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31,
	2017	2018	2019
Water consumption (in liters per passenger)	16	15.2	16.4
Energy consumption (in kilowatt hours per passenger)	2	1.9	1.9
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger) (1)	1.2	1.01	1.03
Hazardous waste generation (in kilograms per passenger)	0.0005	0.0004	0.0003
Special waste generation (in kilograms per passenger)	0.13	0.13	0.16

(1)	2016 figures calculated with the Emission Factor published by SEMARNAT for CFE electricity generation in 2015.

Environmental Management in Jamaica

Environmental Management by MBJA: To ensure continuous improvement in environmental performance, and to meet the environmental performance requirements of the MBJA Concession Agreement and the International Finance Corporation (“IFC”) Performance Standards, MBJA has in place an Environmental Management Plan (“EMP”).

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

Environmental Management by PACKAL: To ensure continuous improvement in environmental performance, and to meet the environmental performance requirements of the PACKAL Concession Agreement, PACKAL has in place an Environmental Policy.

PACKAL’s policy guides business planning across departments to facilitate compliance with local regulations and represents PACKAL’s commitment to integrating environmental management measures into planning, design, construction and operation of the airport. The policy prescribes actions for the mitigation of the environmental impacts of PACKAL’s operations and includes management plans for fuel and other hazardous materials storage, waste water treatment plant, preexisting contaminated sites, solid waste, aviation noise, air quality and wildlife hazard. PACKAL’s Policy is managed by the Environment and Quality Manager.

PACKAL continues to assess its environmental performance through independent audits and investigations with the goal of implementing practical recommendations to ensure continued improvement in its environmental performance and stewardship. PACKAL’s policy was certified by the JCAA in 2019.

Solar energy

We are analyzing the implementation of solar photovoltaic technology over the carports in our parking lots in all our airports, except for the Los Cabos airport, in order to generate electricity for internal consumption. We expect begin with these projects in 2020.

Additionally, we have the interest to build solar plants in the Guadalajara, Los Cabos and Montego Bay airports. We expect to begin these projects in 2021, concluding in 2022.

Accreditations

Our Aguascalientes, Guanajuato, Guadalajara, Hermosillo, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Tijuana airports are “Environmental Quality” certified by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente), or “PROFEPA”. Also, our Aguascalientes, Guadalajara, Los Mochis and Morelia airports are certified on the higher level of “Environmental Performance” by PROFEPA. During 2019, we start the process to get the “Environmental Quality” certification at our Los Cabos and Puerto Vallarta airports.

Our Puerto Vallarta, Aguascalientes and Guadalajara airports have Level 2 Airport Carbon Accreditation (“ACA”) from the Latin America and Caribbean Region of the Airports Council International (the “ACI-LAC”) and our Tijuana, Guanajuato, Hermosillo, La Paz, Los Mochis and Los Cabos airports have a Level 1 ACA from the ACI-LAC. We plan to have all of our airports enrolled in this program by 2020.

Employee Health and Safety

With the goal of guaranteeing occupational health and safety, as well as institutionalizing the prevention of occupational hazards, we have begun implementing a self-administered program, promoted by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social), or “STPS,” and based on national and international standards and regulations, to promote the operation of a safe and clean airport network in Mexico. The voluntary compliance program comprises three levels of recognitions: (i) for compliance with health and safety regulations, (ii) for actions that promote continuous improvement in health and safety standards, and (iii) for successful management of health and safety standards. Under this program, we have obtained the following levels of certification: Level 1 (Los Mochis, La Paz and Morelia airports), Level 2 (Manzanillo), and Level 3 (Guadalajara and Puerto Vallarta airports).

A key component of the voluntary compliance program is the Safety and Hygiene Commission, which we have established in each of our airports. These commissions conduct investigations and reviews of the work area, verifying the implementation of the voluntary compliance program and recommending additional improvements to create optimal working conditions depending on the airport’s needs. To accomplish our voluntary compliance program goals and to raise awareness among our workers, our workers also received a Safety and Hygiene course about the importance of preventing occupational hazards to mitigate accidents and occupational diseases, generate healthy environments, and comply with the health and safety regulations of the Ministry of Labor and Social Welfare.

In conjunction with these commissions, we have also formed brigades to help minimize the impact and risk, through evacuation and first aid plans, of any kind of natural phenomenon that could negatively affect the safety of our employees or our operations.

In addition, as part of our company policies, we provide an annual general medical review for certain employees. As part of our philosophy of well-being and quality of life, we also allocate approximately Ps.19 million per year to organize cultural and sports activities, thus encouraging physical activity. Together, these measures help provide a suitable workplace for our employees, as well as the relevant safety tools and equipment to prevent accidents and diseases to the extent possible.

Workplace Culture

Our policy is to provide the same job opportunities to all qualified applicants and to provide employees with a work environment free of harassment or discrimination, where each employee behaves respectfully towards their co-workers, promoting a spirit of collaboration regardless of gender, age, religion or hierarchical level.

We provide financial aid for our employees and scholarships for our employees’ dependents. In 2017, 2018 and 2019, we invested Ps.1.9 million, Ps.2.1 million and Ps.2.4 million, respectively, in these programs.

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

Community Initiatives and Philanthropic Efforts

Fundación GAP

In May 2013, we established a non-profit foundation, Fundación GAP with the aim of improving social welfare in the communities near our airports. The foundation’s focus is education, and it engages in other charitable activities, as well.

In September 2014, we inaugurated the first Fundación GAP School near our Guadalajara airport. The first year began with a class of first-grade students, and we have been adding a new class each consecutive year. In 2018, we reached 300 students for grades one through five. Additionally, in 2016 we opened another school near our Los Cabos airport, which began activities with another 60 students, reaching 180 students in 2018. In 2018, we opened a third school near our Guadalajara airport, with 60 students. In 2019, we reached 452 students in Guadalajara and 240 students in Los Cabos.

In 2019, Fundación GAP opened four community centers in Guadalajara, Los Cabos, Aguascalientes and Puerto Vallarta. The goal of these community centers is to support and promote our employees and their families by helping them gain access to life changing professional and economic opportunities through education. At these centers, our employees have access to free elementary, secondary and high school educations, as well as to technical training courses designed to strengthen the professional skills and knowledge that they use on the job. In 2019, we taught 323 students at these community centers.

Our board of directors annually reviews our donation to the foundation. For 2019, our board of directors authorized a Ps.24 million donation, and over past five years GAP has authorized more than Ps.74 million in donations. The foundation is supervised by a board of trustees, which is presided over by Mrs. Díez Barroso.

Philanthropic Efforts

•	Through the Fundación GAP schools, we provided 452 low-income families in Guadalajara and 240 low-income families in Los Cabos with an excellent free education for their children.
•

For the eleventh consecutive year, we obtained the Socially Responsible Company Distinction awarded by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or “CEMEFI,” to companies committed to active and voluntary contribution to social, economic and environmental issues.

•

Fundación GAP awarded the prize “Premio Emprendedor Social Coparmex Jalisco 2019”, to Grincha, a social entrepreneur company that elaborates protein from crickets, making products high in nutritious with low environmental impact. The award is a recognition of social entrepreneurs and includes a monetary prize that varies by year. A committee from Coparmex (Confederación Patronal de la República Mexicana or the Mexican Employers’ Association) selects the finalists based on social projects. Once the finalists are selected, we select the yearly winner based on the finalists’ ability to effect the greatest social impact.

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

On December 12, 2019, the SCT approved new maximum tariffs and Master Development Programs for the five-year period from 2020-2024 for each of our Mexican airports. The combined maximum tariffs are expressed in workload units for each airport, and were determined by the SCT based on traffic projections, operating costs and capital investments included in the Master Development Programs, as well as in accordance with pre-determined parameters for the calculation of the maximum tariff set forth in the concession for each airport.

We allocated 86.8% of our committed investments for the 2020-2024 period to our Guadalajara, Puerto Vallarta, Tijuana and Los Cabos airports. The investments of the new Master Development Programs for the 2020-2024 period represent the fifth investment period within the terms of the concession, assume an increase of over 215.0% for the period 2015-2019 and reflect the highest investment amounts committed to date.

Our Master Development Programs are approved by the SCT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SCT may apply sanctions if we do not so comply. Recently, the SCT has reviewed our compliance on an annual basis. The SCT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. In March 2018, 2019 and 2020, the SCT certified our compliance with our Master Development Programs through 2017, 2018 and 2019, respectively.

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

We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SCT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SCT has reviewed our maximum rates and certified that we did not collect revenues in excess of the permitted level in 2016, 2017 and 2018. The review for 2019 will take place during the second quarter of 2020. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2017, 2018 and 2019, approximately 66.5%, 69.6% and 65.0%, respectively, of our Mexican airports’ total revenues were earned from aeronautical services subject to price regulation under our maximum rates (75.4%, 75.4% and 74.9%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Maximum Rates for 2020 through 2024

On December 12, 2019, the SCT set new airport maximum rates for the five-year period from January 1, 2020 through December 31, 2024 expressed in constant pesos as of December 31, 2017. On January 2, 2020, these rates were published in the Official Gazette of the Federation (Diario Oficial de la Federación). These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.” The following table sets forth the maximum rates for each of our airports under the Master Development Programs that went into effect as of January 1, 2020:

Current Maximum Rates (1)

	Year ended December 31,
	2020	2021	2022	2023	2024
Guadalajara	196.00	194.63	193.27	191.92	190.58
Tijuana	161.17	160.04	158.92	157.81	156.71
Los Cabos	284.25	282.26	280.29	278.33	276.38
Puerto Vallarta	279.61	277.65	275.71	273.78	271.86
Guanajuato	220.80	219.25	217.72	216.20	214.69
Hermosillo	169.11	167.93	166.75	165.58	164.42
Mexicali	161.62	160.49	159.37	158.25	157.14
La Paz	186.05	184.75	183.46	182.18	180.90
Morelia	258.64	256.83	255.03	253.24	251.47
Aguascalientes	174.90	173.68	172.46	171.25	170.05
Los Mochis	192.07	190.73	189.39	188.06	186.74
Manzanillo	231.12	229.50	227.89	226.29	224.71

(1)	Expressed in constant pesos as of December 31, 2017, and applying the efficiency factor described below under “Methodology for Determining Future Maximum Rates.”

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

•

A discount rate to be determined by the SCT. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the 24 months prior to the date of the negotiations plus a risk premium to be determined by the SCT based on the inherent risk of the airport business in Mexico; and

•

An efficiency factor to be determined by the SCT. The maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70% for the five-year period from January 1, 2020, through December 31, 2024.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2020, the daily general minimum wage in Mexico was Ps.123.22. As a result, the maximum penalty at such date could have been approximately Ps.6.1 million (approximately U.S.$326.7 thousand) per airport.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the general daily minimum wage in Mexico may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2020, was Ps.24.6 million (U.S.$1.3 million) for an individual failure to comply.

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

During 2018, a new carbon dioxide (“CO2”) market will commenced operating in Mexico. The market will require that industries that generate above a certain amount of CO2 emissions, including airport concession owners, pay for rights to excess emissions. Commencing in 2019, the legislation requires that companies subject to it report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). We are subject to this legislation, and began reporting our emissions in 2018. In 2019, we began submitting our emissions reports for verification by the Mexican Emissions Registry. In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. For more information see “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Increased environmental regulation and enforcement in Mexico may affect us.”

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

In addition, the ICAO provides certification based on compliance with safety, regulatory and efficiency standards for aircraft operations at aerodromes and ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. Eleven of our twelve airports have obtained ICAO aerodrome certification. Currently, Guadalajara airport has completed three of five phases of the certification procedure. We completed the remaining phases and obtained the certification for the Guadalajara airport in 2019.

Sources of Jamaican Regulation

The following are the principal laws, regulations and instruments that govern our business in Jamaica and the operation of our Jamaican airports and the concessionaires:

•	Civil Aviation Act, enacted June 1, 1966;
•	Airports Authority Act, enacted July 31, 1974; and
•	Airports (Economic Regulation) Act, enacted December 31, 2002.
•	Income Tax Act, enacted January 1, 1955;
•	Assets Tax (Specified Bodies) Act, enacted January 2, 2003; and
•	General Consumption Tax Act, enacted October 22, 1991.
•	The Employment Termination and Redundancy Act, enacted December 9, 1974; and
•	Holiday with Pay Act, enacted March 27, 1947.
•	The Natural Resources Conservation Authority Act, enacted July 5, 1991.
•	Companies Act, enacted February 1, 2005; and
•	the MBJA Concession Agreement that entitles MBJA to operate the Montego Bay International Airport, which was granted on April 3, 2003 and came into force on April 12, 2003.
•	the NMIA Concession Agreement that entitles PACKAL to operate the Kingston International Airport, which was granted on October 10, 2018 and came into force on October 10, 2019.

Legislation specifically applicable to the operation of airport concessions and airports in Jamaica are the Civil Aviation Act, the Airports Authority Act and the Airports (Economic Regulation) Act, and each of their respective subsidiary legislation and regulations. In addition, our Jamaican airports are subject to all applicable laws and regulations related to the operation of a private limited liability company in Jamaica.

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

The MTM’s primary responsibility is Jamaica’s land, marine and air transport and their related infrastructure. The MTM has regulatory responsibility for the safety of all modes of transportation, whether publicly or privately operated. This includes airports, aerodromes and airline operators. The following agencies and departments fall under the MTM and oversee the operation of airports and airport concessions:

•

Jamaica Civil Aviation Authority. The JCAA is a statutory organization under the MTM, which regulates the Jamaican aviation industry, including oversight of safety and security, provision of air navigation services and regulation of aviation industry prices. The JCAA is the agency empowered to grant the Montego Bay and Kingston airports their required annual permits and licenses, except for the Aerodrome License, which is granted by the MTM, and to approve or reject the regulated charges proposed by MBJA and NMIA for the Montego Bay and Kingston airports, respectively.

•

Airports Authority of Jamaica. The AAJ is an independent statutory body established by the Jamaican Airports Authority Act with responsibility for the nation’s commercial and civil airports. The AAJ owns the airport concession assets of our Jamaican airports and provides contract administration for the Concession Agreements granted to operate and manage the Montego Bay and Kingston airports situated on lands owned by it. Under the Concession Agreements, the AAJ conducts regular performance reviews and other contract administration oversight functions. In addition, the AAJ obligates the concession holders to hold a biannual airport forums to provide the airports’ stakeholders with the opportunity to provide progress reports and issues pertinent to them.

Jamaican Airport Concession Agreements

On April 3, 2003, MBJA entered into a 30-year concession agreement with the AAJ, which began on April 12, 2003, to operate the Montego Bay airport. MBJA pays both monthly and annual concession taxes to the Jamaican government to allow it to use and develop the assets subject to the concession.

On October 10, 2019, PACKAL entered into a 25-year concession agreement with the AAJ, with a single possible five-year extension, to operate the Kingston airport. PACKAL pays a monthly concession fee of 62.01% of total aeronautical and non-aeronautical revenues to the Jamaican government to allow it to use and develop the assets.

At the end of each concession’s term, MBJA and PACKAL, respectively, will transfer these concession assets back to the AAJ. See “Item 5, Operating and Financial Review and Prospects – Overview – Operating Costs – Concession Taxes – Jamaican Concession Taxes.”

MBJA’s and PACKAL’s Obligations as Concessionaires

Under the terms of each of the Concession Agreements, the concession holder is responsible for the maintenance, operation and development of the airport, including the management of day-to-day operations in keeping with specific performance criteria and prescribed international standards, in order to render airport, complementary and commercial services. As such, each of MBJA’s and PACKAL’s general obligations as concession holder are thus to: operate and manage the airport in compliance with applicable law; provide airport, complementary and commercial services; report on accounts, financial records, traffic and performance levels; and carry out the capital investments proposed in the Capital Development Program and maintain and develop the tangible concession assets.

•

Licensing Requirements. “Material License” in the Concession Agreements means any permission, consent, license or approval that the concession holder must hold or obtain by any applicable law in order to operate and manage the airport and provide airport services, including the Aerodrome License from the MTM, the Aerodrome Certificate from the JCAA and the JCAA’s permission to levy airport charges. A revocation of the JCAA’s permission to levy airport charges for cause attributable to the concession holder, or the failure to renew any other Material License within 30 days of revocation for cause attributable to the concession holder, is considered an event of default under the respective Concession Agreement.

•	Required Services. The concessions require the concession holder to provide the following airport, complementary and commercial services at the Montego Bay and Kingston airport, respectively:
•

handling of aircraft on land (including the movement, parking, maintenance and storage of aircraft and the supply of fuel, catering and other provisions to aircraft, but excluding directing aircraft from the landing strip and taxiways to the ramp);

•	handling of passengers, baggage, cargo, mail and other freight, including transfer to and from aircraft,
•	emergency and security facilities, equipment, personnel and services;
•	information services, car parking and refreshments for passengers;
•	ground transportation and transfer options;
•	leasing and management of the airport site; and
•	supply of consumer goods and services (including currency exchange services);
•	Reporting Requirements. Under the terms of the concessions, the concession holder is obligated to:
•	monitor and report on service levels achieved in respect of specified service areas;
•	provide quarterly unaudited financial statements and an annual report and audited financial statements, together with copies of all related directors’ and auditors’ reports;
•	provide semi-annual (or more frequently if required by and supplied to lenders on a more frequent basis) cash flow statement in respect of the Capital Development Program;
•	provide preliminary proposals as to yearly financing arrangements and an annual business plan; and
•	provide records of all passengers and freight using or passing through the airport as frequently as the AAJ may require (monthly for PACKAL).
•

Capital Investment Requirements. Every five years, the concession holder is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges applicable to their airport as justified by a Capital Development Program consisting of a proposal for increases in maximum regulated charges justified by five-year estimates for traffic growth and investment commitments (including capital expenditures for capital projects and required maintenance at the respective airport). Under the terms of the Concession Agreements, upon the JCAA’s approval of a proposal for price increases, the concession holder has a commitment to fulfill the estimated capital expenditures in the Capital Development Program.

The AAJ remains the owner of the land upon which the airport is sited, as well as the physical assets subject to the concession. The concession holder is required to maintain and manage the airport concession with the intent that AAJ or a successor operator would be able to take over the operation and management of the airport business at any time, including through the use of all reasonable endeavors to ensure that the AAJ or such other successor airport operator would have immediate access to all of its airport employees and assets. Following a termination of the concession, the concession holder is obligated to return to the AAJ the facilities and services ordinarily provided or reasonably incidental to the operation of the airport.

AAJ Consent Requirements

Under the Concession Agreements, the concession holder requires the consent of the MTM and the AAJ if it wishes to expand its services into any business, activity, facility or service not permitted by the definition of “core airport services” in the Concession Agreement, which consent shall not be unreasonably withheld.

MBJA and PACKAL also require the consent of AAJ to:

•

hold any shares, participation or any other ownership interest in any other undertaking (except for investments, including deposits, in the ordinary course of treasury management of the airport business);

•	enter into contracts or arrangements other than for the purpose of carrying on the airport business or other than on arm’s length terms;
•	enter into contracts imposing obligations or liabilities upon the concession holder which will not be fully performed or discharged prior to the expiry of the concession period; and
•	amend, vary or supplement (or grant a waiver in respect of) certain financing documents related to their respective Concession Agreement.

AAJ’s Rights to Step In, Terminate or Grant a New Concession

As owner of the concession assets, the AAJ is entitled, upon seven days’ notice (or sooner in case of emergency) and for so long as may be required, to expel the concession holder from all or part of the airport site or to take over or take steps to carry on the operation and management of the airport or provision of airport services when:

•	any concession holder event of default has occurred and is continuing and any cure period provided therefor has expired without the event or circumstance being cured;
•	traffic at the airport will be materially disrupted and the concession holder is unable or unwilling to resolve the disruption promptly;
•	members of the public are unable to use the airport or its facilities safely and the concession holder is unable or unwilling to resolve the problem promptly; or
•	there is a material threat to national security or any other national emergency occurs (whether involving hostilities or otherwise).

Upon a step-in by the AAJ, the AAJ will account to the concession holder for any revenues collected during the step-in period. Where the AAJ exercises its right to step in pursuant to any uncured concession holder event of default or because traffic at the airport will be materially disrupted and concession holder is unable or unwilling for any reason to resolve the disruption, the concession holder is required to bear all costs and expenses associated with the AAJ exercise of step-in, but not consequential losses. The concession holder is not liable for costs if there is step-in by the AAJ because of a material threat to national security.

The AAJ may terminate the Concession Agreement with the concession holder upon an event of default on the part of the concession holder, after which the AAJ must provide notice of its intention to serve a written termination notice and conduct up to 30 days of good-faith consultations to avoid termination, during which the concession holder fails to cure the event of default. Regardless of cause for termination, a termination fee is due to the concession holder upon termination or revocation of the concession, and the Concession Agreement limits the AAJ’s liability to such termination fee. However, the payment terms of the termination fee depend upon the cause: upon an event of default on the AAJ’s part, the termination fee is payable by the AAJ within three months, with an option to extend for up to twelve months with default interest, while if the event of default is on the concession holder´s part, the termination fee is payable by the AAJ in installments within twelve months.

The Jamaican government may grant new concessions to manage, operate, develop and construct airports. In the Concession Agreement, the concession holder acknowledges that the AAJ may also wish, at the expiry or termination of the concession period, to invite persons to tender for the right to provide all or some of the airport services at the airports. The concession holder may participate in such tenders, if interested, except to the extent that there has been an event of default attributable to the insolvency of the concession holders shareholders, in which case the concession holder would be disqualified from participating. However, in preparation for such tendering process, and regardless of whether the concession holder intends to participate in the tender, the concession holder would be obligated to provide access to employees, assets, books and records related to the airport business, and may not in any way prejudice or frustrate the transfer of the airport business. The Concession Agreement sets out the hand back procedures to be observed as the end of the concession period approaches and the dispute resolution mechanism for addressing objections by either party regarding the hand back. Under the agreement, the concession holder commits to assisting and advising the AAJ or any successor operator (subject to payment of reasonable remuneration and reasonable costs and expenses) in providing and operating the airport for up to six months following completion of the handover, and must post a bond equivalent to the cost of the handback works for the six-month period.

Jamaican Aeronautical Services Regulation

In Jamaica, charges levied on airlines and passengers are regulated by the JCAA using a price cap mechanism based on a forecast return on assets. Permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges, must be granted by the JCAA. The first review period began with the concession on April 12, 2003 and concluded in November 2014 with the determination of new charges effective April 1, 2015. Thereafter, regulated aeronautical charges will be reviewed every five years. The following table sets the maximum rates for each of our Jamaican airports from 2020-20224:

	Year ended December 31,
	2020	2021	2022	2023	2024
Montego Bay	15.71	15.89	16.09	16.28	16.47
Kingston	22.47	24.06	25.72	27.51	29.41

(1)	Expressed in U.S. dollars.

According to the Airport Economic Regulation Act, that governs the tariff, if exceptional circumstances arise during a five-year period which may justify reconsideration of airport charges, the approved airport operator may submit an application to the Authority which shall, after conducting an investigation consider that application, taking into account the provisions in the concession agreement and could adjust the price cap or the capital expenditures.

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

The Airports (Economic Regulation) Act and the related Airport Expansion Fund Agreement require the airlines operating at the Kingston airport to collect the AIF fee of U.S.$10.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MTM. All AIFs collected and all funds standing to the credit of the Expansion Account shall be the sole property and funds of the Government. The MTM approval of collection of AIF funds at the Kingston airport is valid from October 10, 2019 to December 31, 2030, unless otherwise revoked. PACKAL has no right or power to any funds collected with respect to the Expansion Account or the funds held to the credit thereof.

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

PACKAL was incorporated as a limited liability company to enter into and carry out the terms of the concession with respect to the development, financing, management and operation of the Kingston airport.

Reporting Requirements

Pursuant to the regulations under the Jamaican Civil Aviation Act, airport operators must report on compliance with operating procedures and safety measures. MBJA and PACKAL, as airports operators, are required to report to the JCAA any changes in conditions or other hazardous circumstances or occurrences at the airport, including: any reduction in the level of service or closure of any part of the movement area; any obstacle, obstruction or hazard; and any other condition that could affect aviation safety, as well as and what precautions are deemed warranted. MBJA and PACKAL are also obligated to provide reports to the JCAA on the results of internal audits of its safety management system, including inspections of the airport facilities and equipment and of the airport operator’s own administrative functions.

Both airports must report to the Jamaican government the number of passengers paying AIF and the amount of each transfer of AIF made during the previous month, as well as the payments related to the concession fee.

As a Jamaican registered companies, MBJA and PACKAL are also required to file an annual report with the Companies Office of Jamaica reporting any changes in the ownership or management structure and notifying the registrar of any share transactions and changes in the value of shares during the prior year.

Jamaican Environmental Regulation

Operations at our Jamaican airports are subject to Jamaican laws and regulations relating to the protection of the environment. The major environmental law applicable to these operations is the National Resources Conservation Authority Act, which establishes the National Resources Conservation Authority (now part of the National Environmental Protection Agency) and its subsidiary legislation and regulations. Under the act, regulations have been enacted concerning discharge of pollutants into Montego Bay Marine Park’s waters, the regulating of air emissions, discharge and treatment of wastewater and sludge, safe storage of fuels and responses to industrial emergencies involving hazardous materials.

Other environmental laws of relevance to our Jamaican airports’ operations are: the Noise Abatement Act, aimed at controlling noise (but with no specific reference to aeronautical noise), the Beach Control Act, addressing access to the shoreline; the Watersheds Protection Act, addressing water resource and soil conservation practices; and the Wild Life Protection Act, specifying protected species of fauna. Other related regulations are the Town and Country Planning Act, Public Health Act, Garbage Collection and Disposal Regulations, National Solid Waste Management Act and the Water Resources Act and Clean Air Act. In addition, our airports are also subject to common law principles of tort liability in the event of a nuisance claim resulting from environmental factors.

The legal framework of environmental liability applicable to our Jamaican airports’ operations is generally outlined above. The level of environmental regulation in Jamaica has increased in recent years, and the enforcement of environmental laws is becoming more stringent. For example, the National Solid Waste Management Act and the Water Resources Act each carry certain penalties of JMD1 million (approx. U.S.$7,747). We expect this trend to continue, but we do not expect that compliance with Jamaican environmental laws currently in effect will have a material adverse effect on our Jamaican airports’ results of operations or our financial condition. However, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

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

The following table sets forth our subsidiaries as of December 31, 2019:

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

PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located in Guadalajara, Jalisco. We lease the office space for our corporate headquarters, located on the third, fifth and sixth floors of Torre Pacífico, from Guadalajara World Trade Center. In addition to our corporate offices in Guadalajara, we also lease office space in Colonia Polanco, in Mexico City from third parties.

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

Pursuant to PACKAL Concession Agreement, the AAJ remains the owner of the land upon which the Kingston airport sits, as well as the physical assets subject to the concession. PACKAL´s concession for the Kingston airport is scheduled to terminate in 2044. Upon expiration of the Kingston airport concession, PACKAL is obligated to hand back to the AAJ all the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ and the facilities and services ordinarily provided or reasonably incidental to the operation of the airport.

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. Our Mexican airports carry a general Ps.3.0 billion insurance policy covering damage to our assets and infrastructure and a U.S.$500.0 million insurance policy covering personal and property damages to third parties. Our Mexican airports are covered by a Ps.500.0 million insurance policy covering damage to our property resulting from terrorist acts and a U.S.$150.0 million insurance policy covering personal and property damage to third parties resulting from terrorist acts. The Montego Bay airport carries a U.S.$351.0 million insurance policy covering property damage and business interruptions and losses and a U.S.$100.0 million insurance policy covering damage resulting from any single terrorist event. The Montego Bay airport also carries a U.S.$750.0 million annual insurance policy covering personal and property damage to third parties. The Kingston airport carries a U.S.$750.0 million insurance policy covering property damage and business interruptions and losses bodily injury. The Kingston airport also carries a U.S.$1.5 million annual insurance policy for loss or damage as a result of the death and/or personal injury suffered by any employee.

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

As a result of our taking over control of NMIA through our subsidiary, PACKAL, on October 10, 2019, our consolidated financial and operating information for the fiscal year ended December 31, 2019 includes the consolidation of PACKAL from October 10, 2019. Therefore, financial and operating information for the fiscal year ended December 31, 2019 may not be directly comparable with financial and operating information for prior fiscal years.

OVERVIEW

We operate twelve airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government and two airports in Jamaica pursuant to concessions granted by the Jamaican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2017, 2018 and 2019, approximately 67.0%, 67.3% and 65.0%, respectively, of our total revenues were derived from aeronautical services (in 2017, 2018 and 2019 aeronautical services represented 74.9%, 74.9% and 73.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT and JCAA, respectively. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the SCT and JCAA, respectively. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Mexican airports. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to certain non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges, advertising, convenience stores and car parking lots, among others. Also, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas”.

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

Developments related to the outbreak of the COVID-19

In December 2019, a novel strain of coronavirus, known as COVID-19 was reported to have surfaced in Wuhan, Hubei Province, China. In January 2020, COVID-19 spread to other countries, including the United States, and efforts to contain the spread of COVID-19 intensified. The COVID-19 outbreak has also led to government-imposed travel restrictions, flight cancellations, and a marked decline in passenger demand for air travel. The potential for a period of significantly reduced demand for travel has and will likely continue to result in significant lost revenue. See “Item 3 – Risk Factors – Risks Related to Our Operations – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations control.” As a result of these or other conditions beyond our control, our results of operations could be volatile and subject to rapid and unexpected change. Accordingly, we have:

i)

implemented a service cost-control plan pursuant to which operational areas not currently in use have been temporarily closed and energy use, security services and cleaning and maintenance services have been reduced in accordance with passenger demand, in order to operate at minimum levels without affecting quality.

ii)	delayed non-obligatory capital investments.
iii)

pursuant to the approval of the Board of Directors, postponed the proposal for shareholder distributions of dividends and equity reductions that were included in the agenda for the Ordinary and Extraordinary Shareholders’ Meeting  announced on March 11, 2020, in order to protect our liquidity, and canceled the Shareholder’s Meeting set to be held on April 28, 2020.

In addition, we plan to:

A.	request the postponement of investments committed for this year from the proper authorities; and
B.

grant some payment deferrals to our customer airlines to support their liquidity – in fact, agreements have been reached with these customer airlines so they can continue operating, however, our allowance for credit losses for 2020 may increase.

These actions seek to manage our liquidity levels. As a result of these actions, the new Ordinary Shareholders’ Meeting is scheduled for July 1, 2020. We have no other debt maturities coming due in 2020. The only debt maturity due in 2020 corresponded to the “GAP 15” debt securities and was paid on February 14, 2020. See “Item 5, Recent Developments – Issuance of GAP 20 Bond Certificates.”

As of April 30, 2020, the balance of our cash position was Ps.12.2 billion, of which 65.0% was dollar-denominated in order to fulfill our commitments with our employees, suppliers and creditors. Consequently, we anticipate that we will be able to meet all financial and operational obligations with our current cash and equivalents.

In addition, we are complying with the health and safety protocols established by the authorities and agencies of each country in which we operate and are monitoring the developments of the COVID-19 outbreak closely. We have taken steps and implemented policies to safeguard our employees, businesses and communities surrounding our operations from the threats posed by the COVID-19 pandemic.

While we are expecting a negative impact to our operational and our financial results due to the COVID-19 outbreak, we do not foresee a risk to the overall continuity of our business. We have carried out a preliminary analysis of the financial results in the short, medium and long term, and we have not identified any significant asset deterioration. Nevertheless, the demand for travel may decrease more than expected, which could magnify the impact of the COVID-19 outbreak. Accordingly, we will continue to monitor and analyze the situation closely. We do not expect interruptions to our business. We have the ability to continue as a going concern and do not foresee the cancellation of our operations at any of our airports.

We are unable to predict with certainty the impact of the COVID-19 outbreak on our business, clients, suppliers and employees, as well as on international air travel. We are also unable  to predict the degree to which the COVID-19 outbreak may impact air travel demand in the domestic regions in which we operate, or whether continuous travel restrictions, as well as general population fears with respect to air travel, may have a materially adverse effect on our business and on our operating results. The global and domestic impact of the COVID-19 outbreak on our business will depend on its duration and its impact on the economy of Mexico, United States, Canada, Jamaica and Europe.

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

On October 10, 2018, PAC Kingston Airport Limited, a subsidiary of ours, signed a concession agreement with the AAJ, a statutory body established under the Airports Authority Act, to operate, administer and develop the Norman Manley International Airport in the city of Kingston, Jamaica. The rights and obligations of the parties under the concession agreement were subject to the satisfaction of certain conditions precedent.

On October 10, 2019, the commencement date, the AAJ granted us the exclusive right to carry out the airport improvements and enhancements set forth in the agreement, operate the airport, and collect and receive the aeronautical revenues and the non-aeronautical revenues resulting from such services. In exchange for the concession, we paid the IFC U.S.$2.1 million on November 7, 2018, and must pay the AAJ a concession fee equal to 62.01% of the airport’s gross revenues as well as an additional U.S.$5.0 million which we paid on October 8, 2019. We took control of NMIA on October 10, 2019.

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

In 2017, the peso appreciated, reaching Ps.19.74 per U.S. dollar on December 31, 2017. In 2018, the peso/U.S. dollar exchange rate fluctuated, reaching an appreciation to Ps.19.66 per U.S. dollar on December 31, 2018. In 2019, the peso appreciated, reaching Ps.18.84 per U.S. dollar on December 31, 2019. During 2020, the peso has depreciated against the U.S. dollar, reaching a historical high of Ps.25.13 on March 24, 2020. On May 22, 2020, the exchange rate was Ps.23.2962 per U.S. dollar.

Issuance of GAP 20 Bond Certificates

On February 13, 2020, we issued Ps.3.0 billion in new “GAP 20” debt securities on the Mexican market. Proceeds from the issuance were allocated for liability management and to finance investments set forth in our Master Development Programs for 2020. Interest is payable every 28 days at a variable rate of TIIE-28 plus 17 basis points. Principle on these bond certificates will be due at maturity on February 16, 2025.

On February 14, 2020, we paid our “GAP 15” debt securities with Ps.2.2 billion in proceeds from the new issuance.

Bank loan

On April 13, 2020, we utilized a credit line from Scotiabank for Ps.1.0 billion, at a 15-month rate of TIIE-28 plus 100 basis points and principle payment upon maturity and a structuring fee of 40 basis points. The proceeds will be used for corporate purposes. On May 15, 2020, we utilized a credit line from BBVA for Ps.1.0 billion, at a 24-month fix rate of 6.99% and principle payment upon maturity and a structuring fee of 40 basis points. The proceeds will be used for capital expenditures and corporate purposes.

On May 15, 2020, MBJA signed a credit line from Bank of Nova Scotia for U.S.60.0 million, at a 5-years of Libor-1M plus 310 basis points and principle payment upon maturity and an upfront fee of 50 basis points. The proceeds will be used for capital expenditures and corporate purposes.

Passenger and Cargo Volumes

Volumes in Mexico

The majority of the passenger traffic volume in our Mexican airports is made up of domestic passengers. In 2017, 2018 and 2019 approximately 62.9%, 64.1% and 63.9% of the terminal passengers using our Mexican airports were domestic. The total number of domestic terminal passengers for 2019 increased 7.42% as compared to 2018, and the total number of domestic terminal passengers in 2018 increased 13.2% as compared to 2017. In addition, of the international passengers traveling through our Mexican airports, approximately 89.7% traveled on flights originating in or departing to the United States during 2019, as compared to 88.1% and 88.8% in 2018 and 2017, respectively. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.
In 2019, we had 43.6 million terminal passengers (27.9 million domestic and 15.7 million international), of which 89.4 thousand were on general aviation flights, and an additional 126.4 thousand were transit passengers. Approximately 37.4% of our transit passengers were handled at Tijuana International Airport.

During 2019, the CBX served 2.9 million passengers, who are considered domestic passengers under our internal recording system but are reported as international passengers for market disclosure purposes. Therefore, the proportion of international passengers was 32.5% in our Tijuana airport.

Volumes in Jamaica

The majority of the passenger traffic volume in Jamaica is made up of international passengers. In 2019, approximately 99.8% of the terminal passengers using our Jamaican airports were international. Additionally, of the international passengers traveling through the Montego Bay and Kingston airport, approximately 70.3% and 70.0%, respectively, traveled on flights originating in or departing to the United States during 2019.

In 2019, MBJA had approximately 4.7 million terminal passengers, of which approximately 17.3 thousand were on general aviation flights and an additional 58.6 thousand were transit passengers.

From October 10, 2019 through December 31, 2019, NMIA had approximately 408.7 thousands terminal passengers, of which approximately 1.9 thousand were on general aviation flights and an additional 2.5 thousand were transit passengers.

The following table sets forth certain operating and financial information relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2017		2018		2019(1)
Macroeconomic indicators:
Change in Mexican GDP (2)		2.1%		2.0%		(0.1)%
Change in Mexican CPI (3)		6.8%		4.8%		2.8%
Change in U.S. GDP (4)		2.3%		2.6%		2.1%
Change in U.S. CPI (5)		2.1%		1.9%		2.3%
Passenger volumes (thousands of passengers) (6) :
Domestic terminal passengers in Mexico		22,932.8		25,951.3		27,872.3
International terminal passengers in Mexico		13,550.2		14,514.2		15,719.9
Mexican total terminal passengers		36,483.0		40,465.5		43,592.2
Domestic terminal passengers in Jamaica		8.9		8.5		12.4
International terminal passengers in Jamaica		4,216.7		4,474.0		5,104.0
Jamaican total terminal passengers		4,225.6		4,482.5		5,116.4
Total terminal passengers (thousands)		40,708.6		44,948.0		48,708.6
Cargo volumes (thousands of cargo units) (6) :
Cargo units in Mexico		2,029.3		2,138.2		2,145.6
Cargo units in Jamaica		69.1		74.8		92.9
Total cargo units		42,807.0		47,161.0		50,947.1
Other operating and financial information:
Change in total terminal passengers		11.4%		10.4%		8.4%
Change in total workload units		11.0%		10.2%		8.0%
Aeronautical revenues (millions of pesos)	Ps.	8,280.5	Ps.	9,499.1	Ps.	10,547.7
Change in aeronautical revenues		17.7%		14.7%		11.0%
Aeronautical revenues per workload unit	Ps.	193.4	Ps.	201.4	Ps.	207.0
Change in aeronautical revenues per workload unit		6.0%		4.1%		2.8%
Non-aeronautical revenues (millions of pesos)	Ps.	2,772.9	Ps.	3,183.5	Ps.	3,771.5
Change in non-aeronautical revenues		15.8%		14.8%		18.5%
Non-aeronautical revenues per terminal passenger	Ps.	68.1	Ps.	70.8	Ps.	77.4
Change in non-aeronautical revenues per terminal passenger		4.0%		4.0%		9.3%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	In real terms, as reported by INEGI.
(3)	As reported by INEGI.
(4)	In real terms, as reported by the U.S. Bureau of Economic Analysis.
(5)	As reported by the U.S. Bureau of Labor Statistics.
(6)

Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo.

Classification of Revenues

We classify our revenues into three categories: (i) revenues from aeronautical services; (ii) revenues from non-aeronautical services; and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2017, 2018 and 2019 with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 67.0%, 67.3% and 65.0%, respectively, of total revenues. In 2017, 2018 and 2019, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 22.4%, 22.5% and 23.2%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 74.9% and 25.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2017, 74.9% and 25.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2018, and 73.7% and 26.3%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2019. In 2017, 2018 and 2019, revenues from improvements to concession assets accounted for 10.6%, 10.2% and 11.8%, respectively, of our total revenues.

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

Our revenues from improvements to concession assets represent the fair value of the additions and upgrades to the concession that we undertake in accordance with our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. In exchange for making those additions and upgrades, the governments of Mexico and Jamaica grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. This represents an exchange of dissimilar goods or services rather than an actual cash exchange since we receive an intangible asset for the construction services we provide. Through a bidding process, we hire third parties to make the additions and upgrades. The amount of revenues for these services is equal to the costs of making the additions and upgrades since those values represent the fair value of the goods or services received as there is no profit margin stemming from these construction services. Although these revenues do not generate actual cash inflows, IFRS requires that they be recorded given that revenue generation is inherent in an exchange of dissimilar services, similar to a barter transaction. These revenues do not have a cash impact on our results.

For a detailed description of the components of our revenue categories, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues.”

Aeronautical Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2017			2018			2019(1)
	Amount		Percent	Amount		Percent	Amount		Percent
		(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	6,750.8	81.5%	Ps.	7,752.8	81.6%	Ps.	8,589.3	81.4%
Aircraft landing charges		681.1	8.2		783.1	8.2		862.8	8.2
Aircraft parking charges		133.9	1.6		155.6	1.6		174.4	1.7
Airport security charges		181.3	2.2		207.4	2.2		263.4	2.5
Passenger walkway charges		34.8	0.4		36.7	0.4		38.7	0.4
Leasing of space to airlines		133.4	1.6		148.9	1.6		164.4	1.6
Revenues from complementary service providers (2)		365.2	4.4%		414.6	4.4		454.8	4.3%
Total Aeronautical Revenues	Ps.	8,280.5	100.0%	Ps.	9,499.1	100.0%	Ps.	10,547.7	100.0%
Other Information:
Total workload units (millions) (3)		42.8			47.2			50.9
Total aeronautical revenues per workload unit	Ps.	193.5		Ps.	201.4		Ps.	207.0
Change in aeronautical revenues (4)			17.7%			14.7%			11.0%
Change in total aeronautical revenues per workload unit (4)			6.1%			4.1%			2.8%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. We earn passenger charges from each departing passenger at our airports (except certain exclusions in each of Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2017, 2018 and 2019, passenger charges represented 81.5%, 81.6% and 81.4%, respectively, of our aeronautical services revenues and 54.6%, 54.9% and 52.9%, respectively, of our total revenues (in 2017, 2018 and 2019 passenger charges represented 61.1%, 61.1% and 60.0%, respectively, of the sum of aeronautical and non-aeronautical revenues).

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2017		2018		2019(1)
	Passengers	% change	Passengers	% change	Passengers	% change
	(in thousands, except percentages)
Guadalajara	5,944.1	13.1%	6,604.0	11.1%	6,813.3	3.2%
Tijuana	3,379.4	12.0	3,726.4	10.3	4,263.8	14.4
Los Cabos	2,425.3	15.8	2,591.1	6.8	2,767.8	6.8
Puerto Vallarta	2,212.7	11.4	2,334.2	5.5	2,476.9	6.1
Montego Bay	2,105.8	8.1	2,236.2	6.2	2,347.7	5.0
Guanajuato	953.3	14.5	1,140.7	19.7	1,342.4	17.7
Hermosillo	780.2	7.4	836.0	7.2	897.2	7.3
Mexicali	382.3	12.7	543.1	42.1	574.5	5.8
La Paz	414.5	0.8	449.4	8.4	492.0	9.5
Morelia	298.6	15.2	358.7	20.1	441.9	23.2
Aguascalientes	367.9	9.3	423.1	15.0	419.1	(0.9)
Los Mochis	170.3	-	168.1	(1.2)	192.1	14.3
Kingston	-	-	-	-	187.2	100.0
Manzanillo	88.6	(5.6)	83.0	(6.4)	83.8	1.1
Total	19,523.0	11.8%	21,494.0	10.1%	23,299.7	8.4%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.

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

For the period from January 1, 2015 until December 31, 2019, the efficiency factor is 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican PPI), increased 2.0% in 2015, decreased 0.7% in 2016, decreased 0.7% in 2017, decreased 0.7% in 2018 and decreased 0.7% in 2019, mainly as a result of the efficiency factor. At the same time, the Mexican PPI, excluding petroleum, increased by 4.4%, 6.8% and 0.6% in 2017, 2018 and 2019 respectively. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased 3.8% in 2017, increased 6.2% in 2018 and increased 0.2% in 2019. The total workload units at our Mexican airports were 38.5 million, 42.6 million and 45.7 million in 2017, 2018 and 2019, respectively, representing an increase of 11.3% in 2017, an increase of 10.6% in 2018, and an increase of 7.4% in 2019. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2017, 2018 and 2019, average aeronautical revenues per workload unit were Ps.193.4, Ps.201.4 and Ps.207.0 respectively, which represented an increase of 6.0%, an increase of 4.0% and an increase of 2.8% in 2017, 2018 and 2019, respectively. These increases resulted mainly from increases in traffic and tariffs due to adjustments for inflation.

On December 12, 2019, the SCT set new airport maximum rates for the five-year period from January 1, 2020 through December 31, 2024 expressed in constant pesos as of December 31, 2017. On January 2, 2020, these rates were published in the Official Gazette of the Federation (Diario Oficial de la Federación). The maximum rates for each of our airports under the Master Development Programs went into effect as of January 1, 2020, and were adjusted by inflation using the Mexican PPI.

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

Jamaican Aeronautical Revenues

In Jamaica, revenues from passenger charges, aircraft landing and parking charges, airport security charges and passenger walkway charges are regulated by the JCAA. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services.”

The system of price regulation applicable to our Jamaican airports’ aeronautical revenues establishes maximum rates in U.S. dollars for a five-year period for charges levied on airlines and passengers using a price cap mechanism. Permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges, must be granted by the JCAA.

For MBJA, the airport charges were established with the concession on April 12, 2003. The first review period was concluded in November 2014 with the determination of new charges effective April 1, 2015. Thereafter, regulated aeronautical charges will be reviewed every five years. Aeronautical charges were adjusted by 2.2% and 2.1% in 2018 and 2019, respectively. In 2020, the new maximum rates for the five-year period from 2020-2024 went into effect as of January 1, 2020.

For NMIA, maximum rates for the five-year period from 2020-2024 will go into effect during 2020. Thereafter, regulated aeronautical charges will be reviewed every five years. The new maximum rates for the five-year period from 2020-2024 went into effect as of April 1, 2020.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s and PACKAL’s maximum regulated charges and the procedures for setting maximum regulated charges for future periods.

Non-Aeronautical Revenues

Non-aeronautical services historically generate a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 22.4%, 22.5% and 23.2% of total revenues in 2017, 2018 and 2019, respectively. Non-aeronautical revenues per terminal passenger were Ps.68.1, Ps.70.9 and Ps.77.4 in 2017, 2018 and 2019, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation systems.

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

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Revenues

	Year ended December 31,
	2017			2018			2019(1)
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Businesses operated by third parties:
Leasing of space (2)	Ps.	203.5	7.3%	Ps.	229.1	7.2%	Ps.	246.1	6.5%
Car rentals		234.8	8.5		310.3	9.7		378.6	10.0
Food and beverage operations		276.3	10.0		337.0	10.6		482.5	12.8
Retail operations		314.9	11.4		345.0	10.8		380.9	10.1
Duty-free operations		397.6	14.3		468.3	14.7		527.3	14.0
Timeshare operators		186.9	6.7		196.5	6.2		222.4	5.9
Ground transportation		120.2	4.3		129.5	4.1		143.2	3.8
Communications and financial services		69.9	2.5		81.7	2.6		87.6	2.3
Other		92.9	3.4		56.8	1.8		65.8	1.8
Total businesses operated by third parties:		1,897.0	68.4%		2,154.2	67.7%		2,534.4	67.2%
Businesses operated directly by us:
Car parking charges		277.2	10.0		320.6	10.1		368.7	9.8
Advertising		154.6	5.6		177.9	5.6		273.1	7.2
VIP lounges		154.7	5.6		222.7	7.0		193.7	5.1
Convenience stores		89.2	3.2		107.2	3.4		165.6	4.4
Total businesses operated directly by us:		675.7	24.4		828.4	26.0		1,001.1	26.5
Recovery of costs (3)		200.2	7.2		200.9	6.3		236.0	6.3
Total non-aeronautical revenues	Ps.	2,772.9	100.0%	Ps.	3,183.5	100.0%	Ps.	3,771.5	100.0%
Other Information:
Total terminal passengers (millions)		40.7			44.9			48.7
Non-aeronautical revenues per terminal passenger	Ps.	68.1		Ps.	70.9		Ps.	77.4
Change in non-aeronautical revenues per terminal passenger (year-on-year)			3.9%			4.1%			9.2%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

In 2019, revenues from non-aeronautical services in our airports accounted for 23.2% of the total revenues generated by our airports (in 2019, non-aeronautical revenues represented 26.3% of the sum of aeronautical and non-aeronautical revenues). While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues (as was the case during the period from 2017 to 2019), except in the years in which the maximum tariffs are reset. In the last year, non-aeronautical revenues per terminal passenger increased 9.2% (from Ps.70.9 in 2018 to Ps.77.4 in 2019, during which time the number of terminal passengers increased 8.4%).

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

Approximately 99.1% of the contracts with third-party tenants that could be arranged as royalty-based have already been executed under those conditions (representing approximately 88.4% of our total non-aeronautical revenues). Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

During 2017, 2018 and 2019, non-aeronautical revenues were Ps.2,772.9 million, Ps.3,183.5 million and Ps.3,771.5 million respectively, representing an increase of 14.8% in 2018, and an increase of 18.5% in 2019 . During 2019, non-aeronautical revenues increased more than terminal passengers, which increased 8.4%. In 2019, non-aeronautical revenues per terminal passenger increased from Ps.70.9 per passenger in 2018 to Ps.77.4 in 2019, representing an increase of 9.2% from 2018 to 2019.

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

Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. In 2017, we recognized Ps.1,312.5 million in revenues from improvements to concession assets. This represented a decrease of 21.7% as compared to 2016, which was the year with the highest committed investment under the Master Development Programs for 2015-2019. During 2017, MBJA recognized Ps.66.1 million in revenues from improvements to concession assets. During 2018, we recognized Ps.1,440.2 million in revenues from improvements to concession assets. This represented an increase of 9.7% as compared to 2017, due to higher investment commitments under our Master Development Programs. During 2018, MBJA recognized Ps.546.0 million in revenues from improvements to concession assets. In 2019, we recognized Ps.1,906.8 million in revenues from improvements to concession assets. This represented an increase of 32.4% as compared to 2018, due to higher investment commitments under our Master Development Programs. During 2019, MBJA recognized Ps.136.4 million in revenues from improvements to concession assets. From October 10, 2019 through December 31, 2019, PACKAL did not recognize revenues from improvements to concession assets.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2017		2018		2019(1)
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	663.4	Ps.	773.6	Ps.	877.1	13.4%
Maintenance		505.3		528.9		578.5	9.4%
Safety, security and insurance		317.0		386.1		428.2	10.9%
Utilities		278.9		335.0		380.4	13.6%
Other		345.8		430.1		480.7	11.8%
Total cost of services		2,110.4		2,453.7		2,744.9	11.9%
Technical assistance fees		357.5		411.5		461.5	12.2%
Concession taxes		944.2		1,076.4		1,318.2	22.5%
Depreciation and amortization:
Depreciation (2)		324.5		400.2		446.5	11.6%
Amortization (3)		1,119.1		1,169.4		1,329.6	13.7%
Total depreciation and amortization		1,443.6		1,569.6		1,776.1	13.2%
Other (income) expenses - net		(84.0)		(73.2)		1.3	(101.8)%
		4,771.7		5,438.0		6,302.0	15.9%
Cost of improvements to concession assets		1,312.5		1,440.2		1,906.8	32.4%
Total operating costs	Ps.	6,084.2	Ps.	6,878.2	Ps.	8,208.8	19.3%
Other Information:
Total workload units (thousands) (4)		42,806.9		47,160.9		50,947.1	8.0%
Cost of services per workload unit	Ps.	49.3	Ps.	52.0	Ps.	53.9	3.7%
Cost of services / the sum of aeronautical and non-aeronautical revenues (5)		19.1%		19.3%		19.2%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(3)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(4)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(5)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

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

Our cost of services per workload unit was Ps.49.3 in 2017, Ps.52.0 in 2018 and Ps.53.9 in 2019, an increase of 5.5% from 2017 to 2018, and an increase of 3.7% from 2018 to 2019. In 2019, cost of services increased by 11.9%, while total workload units increased by 8.0%. Cost of services increased by Ps.291.2 million, or 11.9%, primarily due to an increase in employee costs of Ps.103.5 million, maintenance costs of Ps.49.6 million, utilities of Ps.45.4 million and safety and security costs of Ps.42.1 million. Cost of services increased by Ps.202.2 million for our Mexican airports, which was mainly due to a Ps.71.1 million increase in employee costs, a Ps.50.4 million increase in other operating cost, a Ps.37.6 million increase in maintenance and Ps.30.0 million increase in utilities. Cost of services at the Montego Bay airport increased by Ps.14.9 million, mainly due to a Ps.13.3 million increase in safety, security and insurance costs, a Ps.8.5 million increase in employee costs, and a Ps.4.2 million increase in maintenance costs, partially offset by Ps.6.5 million decrease in utilities and a Ps.4.6 million decrease in other costs. Cost of services for PACKAL from October 10, 2019 to December 31, 2019 were Ps.74.0 million. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) decreased by 100 basis points from 57.1% in 2018 to 56.1% in 2019 mainly as a result of the consolidation of PACKAL.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated income from operations, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. In 2017, 2018 and 2019, this fee was Ps.357.5 million, Ps.411.5 million and Ps.461.5 million, respectively.

Technical Assistance Fees in Jamaica

Prior to our acquisition of DCA, MBJA had a technical assistance agreement with Vantage, under which Vantage provided management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This technical assistance agreement expired in 2015 and was not renewed.

NMIA does not have a technical assistance agreement with third parties in place.

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

In 2017, 2018 and 2019, this tax amounted Ps.461.2 million, Ps.533.5 million and Ps.599.1 million, respectively.

Jamaican Concession Fees

Under the terms of the Concession Agreement and the relevant tax legislation, MBJA is required to pay a monthly concession fee per workload unit, to the Jamaican government to allow it to use and develop the assets subject to the concession. MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee considers the period from April to March of each year, with payment required yearly.

According to the Concession Agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan or other payment to MBJA’s shareholders. To date, MBJA’s IRR Hurdle has not been reached; the aggregate as of December 2019 was of 19.0%.

The concession fee applied in 2017 was U.S.$2.88 per workload unit serviced. In 2017, the sum of these monthly and annual concession fees was Ps.483.0 million. The concession fee applied in 2018 was U.S.$2.87 per workload unit serviced. In 2018, the sum of these monthly and annual concession fees was Ps.542.9 million. The concession fee applied in 2019 was U.S.$2.93 per workload unit serviced. In 2019, the sum of these monthly and annual concession fees was Ps.611.5 million.

The additional concession fee for the concession year ending March 2018, March 2019 and March 2020 was U.S.$14.4 million, U.S.$15.9 million and U.S.$16.9 million, respectively.

Under the terms of the NMIA Concession Agreement and the relevant tax legislation, PACKAL is required to pay a monthly concession fee of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues of NMIA, to the Jamaican government to allow it to use and develop the assets subject to the concession.

From October 10, 2019 through December 31, 2019 PACKAL paid U.S.$5.6 million in concession fees.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs. In 2017, these write-offs totaled Ps.23.5 million. In 2018, we did not write off any amounts. In 2019, these write-offs totaled Ps.46.8 million. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

Depreciation and Amortization of Jamaican Assets

Our depreciation and amortization expenses in Jamaica primarily reflect the amortization of our investment in our Jamaican airports, the value of certain fixed assets the airports acquired pursuant to the investment requirements under their respective Capital Development Programs and amortization of MBJA concessions’ fair value. For further information regarding depreciation and amortization expenses, refer to Notes 8, 9, 10, 11 and 12 to our audited consolidated financial statements.

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

Our effective tax rates in 2017, 2018 and 2019 were 23.2%, 26.6% and 25.8%, respectively.

In 2019, our effective tax rate decreased 80 basis points as compared to 2018, resulting from a Ps.61.7 million decrease in our current tax expense mainly due to an exception for airports located along the Mexican border with the United States of America, for which the income tax rate for 2019 was 20%, applying the Decree for Fiscal Incentives in the Northern Border Region (Decreto de Estímulos Fiscales Región Fronteriza Norte) which reduces the applicable income tax by a third and a decrease in deferred income tax of Ps.84.1 million, derived from a lower inflation rate, which went from an inflation rate of 4.8% in 2018 to an inflation rate of 2.8% in 2019, partially offset by an increase in our earnings before income taxes of 4.8%.

In 2018, our effective tax rate increased 340 basis points as compared to 2017, resulting from a Ps.160.5 million decrease in the deferred tax benefits as a result of 4.8% inflation in 2018, versus 6.8% in 2017. These changes were offset by an decrease in our current tax expense by Ps.267.9 million, resulting from an increase in our earnings before income taxes of 13.5%.

In 2017, our effective tax rate decreased 410 basis points as compared to 2016, resulting from an increase in our deferred tax benefits due to higher inflation in 2017.

We paid Ps.1,820.4 million, Ps.2,263.4 million and Ps.2,163.1 million in corporate taxes in 2017, 2018 and 2019, respectively, representing 29.5%, 32.3% and 29.4% of our earnings before taxes.

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

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes, which resulted in our ability to recover tax on assets previously determined to be unrecoverable, and our financial projections for 2008 to 2017, we recognized Ps.354.9 million in 2007 associated with a previously paid recoverable tax on assets. In 2017, we decreased the recoverable tax on assets by Ps.7.6 million and Ps.46.6 million were recovered. During 2018, we recovered the remaining Ps.25.3 million of the amount recognized in 2007. In 2019, we recovered Ps.18.5 million, and believe no additional asset tax credit carryforward is recoverable.

Taxation in Jamaica

Jamaican companies, including our Jamaican airports, are required to pay corporate income tax on taxable profit, employer taxes on certain employee costs and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if any dividends are paid to shareholders in the subsequent fiscal years, based on a prescribed formula. In 2017, 2018 and 2019, MBJA incurred U.S.$8.4 million (Ps.158.6 million), U.S.$9.4 million (Ps.179.9 million) and U.S.$9.7 million (Ps.186.8 million), respectively, in corporate income tax liabilities. From October 10, 2019 through December 31, 2019, PACKAL did not incur corporate income tax liabilities for the period due to the fact that expenses exceeded income for the period.

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

Employee Profit Sharing in Jamaica

Our Jamaican airports are not subject to an employee profit sharing regime.

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted Ps.6.0 million in 2017, Ps.7.2 million in 2018 and Ps.8.0 million in 2019.

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

PACKAL does not currently participate in a defined contribution pension scheme, all employees maintain short-term contracts in accordance with the terms of the concession. The defined contribution pension scheme will begin during October 2020. The assets of the pension will be held in a separate fund administered by trustees and a fund Administrator. Under this contribution pension scheme, PACKAL will pay fixed percentage contributions to the fund, which are funded by payments from employees and the company. PACKAL’s contributions will be charged to the statement of comprehensive income for the year to which they will relate.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2017	2018	2019
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar (1)	(4.5)%	(0.3)%	(4.3)%
Mexican inflation rate (2)	6.8%	4.8%	2.8%
U.S. inflation rate (3)	2.1%	1.9%	2.3%
Increase in Mexican GDP (4)	2.1%	2.0%	(0.1)%

(1)

Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.19.7350 per U.S.$1.00 as of December 31, 2017, Ps.19.6829 per U.S.$1.00 as of December 31, 2018 and Ps.18.8452 per U.S.$1.00 as of December 31, 2019.

(2)	Based on changes in the Mexican CPI from the previous period, as reported by INEGI. The Mexican CPI at year-end was 98.273 in 2017, 103.019 in 2018 and 105.934 in 2019.
(3)	As reported by the U.S. Bureau of Labor Statistics.
(4)	Estimated as reported by INEGI.

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

•

Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2017, 2018 and 2019, we collected passenger charges from airlines within an average period of 52, 57 and 54 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SCT at least three times. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S. dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

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

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations

		Year ended December 31,
	2017		2018		2019
		(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	2,426,289	Ps.	2,824,677	Ps.	2,978,617
Non-aeronautical services		645,997		796,739		938,445
		3,072,286		3,621,416		3,917,062
Improvements to concession assets (1)		326,198		110,415		858,807
Total revenues		3,398,484		3,731,831		4,775,869
Total costs		1,325,993		1,277,072		2,176,553
Costs of operations (2)		659,359		769,019		867,224
Cost of improvements to concession (1)		326,198		110,415		858,807
Depreciation and amortization		295,445		310,882		346,587
Other expense		44,992		86,756		103,935
Income from operations		2,072,491		2,454,759		2,599,316
Operating margin (3)		60.98%		65.78%		54.43%
Tijuana:
Revenues:
Aeronautical services	Ps.	1,158,896	Ps.	1,344,122	Ps.	1,568,297
Non-aeronautical services		304,023		326,214		454,098
		1,462,919		1,670,337		2,022,396
Improvements to concession assets (1)		203,664		100,986		300,221
Total revenues		1,666,583		1,771,323		2,322,617
Total costs		782,618		728,956		1,047,716
Costs of operations (2)		347,487		364,605		447,599
Cost of improvements to concession (1)		203,664		100,986		300,221
Depreciation and amortization		161,892		180,904		206,983
Other expense		69,576		82,460		92,914
Income from operations		883,965		1,042,367		1,274,901
Operating margin (3)		53.04%		58.85%		54.89%
Los Cabos:
Revenues:
Aeronautical services	Ps.	1,111,293	Ps.	1,244,106	Ps.	1,364,746
Non-aeronautical services		618,468		698,891		787,424
		1,729,761		1,942,997		2,152,170
Improvements to concession assets (1)		222,106		346,956		299,155
Total revenues		1,951,866		2,289,954		2,451,326
Total costs		780,029		1,017,773		1,053,998
Costs of operations (2)		351,195		403,660		446,048
Cost of improvements to concession (1)		222,106		346,956		299,155
Depreciation and amortization		201,241		217,858		234,669
Other expense		5,488		49,299		74,125
Income from operations		1,171,837		1,272,180		1,397,328
Operating margin (3)		60.04%		55.55%		57.00%

	Year ended December 31,
	2017		2018		2019
		(thousands of pesos, except percentages)
Montego Bay:
Revenues:
Aeronautical services	Ps.	1,290,079	Ps.	1,419,674	Ps.	1,512,164
Non-aeronautical services		496,477		543,878		585,325
		1,786,556		1,963,552		2,097,489
Improvements to concession assets (1)		66,131		545,959		136,363
Total revenues		1,852,687		2,509,511		2,233,853
Total costs		1,287,224		1,866,797		1,604,825
Costs of operations (2)		876,232		986,266		1,068,338
Cost of improvements to concession (1)		66,131		545,959		136,363
Depreciation and amortization		344,861		354,963		399,738
Other expense		-		(20,391)		386
Income from operations		565,463		642,714		629,027
Operating margin (3)		30.50%		25.61%		28.16%
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	989,137	Ps.	1,088,417	Ps.	1,183,610
Non-aeronautical services		371,939		399,427		455,699
		1,361,076		1,487,844		1,639,309
Improvements to concession assets (1)		101,235		40,330		57,697
Total revenues		1,462,310		1,528,174		1,697,007
Total costs		599,102		585,623		645,337
Costs of operations (2)		311,346		352,589		386,299
Cost of improvements to concession (1)		101,235		40,330		57,697
Depreciation and amortization		142,763		153,230		156,383
Other expense		43,758		39,474		44,958
Income from operations		863,209		942,551		1,051,669
Operating margin (3)		59.03%		61.68%		61.97%
Guanajuato:
Revenues:
Aeronautical services	Ps.	386,726	Ps.	484,799	Ps.	584,650
Non-aeronautical services		116,686		148,119		180,327
		503,412		632,918		764,976
Improvements to concession assets (1)		122,133		16,244		32,853
Total revenues		625,545		649,162		797,829
Total costs		313,181		241,125		320,512
Costs of operations (2)		128,660		149,389		169,099
Cost of improvements to concession (1)		122,133		16,244		32,853
Depreciation and amortization		52,835		61,072		101,688
Other expense		9,553		14,419		16,873
Income from operations		312,364		408,037		477,317
Operating margin (3)		49.93%		62.86%		59.83%

	Year ended December 31,
	2017		2018		2019(1)
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	272,941	Ps.	306,118	Ps.	337,380
Non-aeronautical services		62,481		82,922		97,696
		335,422		389,040		435,076
Improvements to concession assets (1)		174,769		47,541		3,332
Total revenues		510,191		436,581		438,408
Total costs		367,355		283,006		247,329
Costs of operations (2)		113,887		142,377		152,523
Cost of improvements to concession (1)		174,769		47,541		3,332
Depreciation and amortization		59,241		72,635		75,028
Other expense		19,459		20,452		16,446
Income from operations		142,836		153,575		191,079
Operating margin (3)		28.00%		35.18%		43.58%
Other Airport Subsidiaries (4) :
Revenues:
Aeronautical services	Ps.	645,162	Ps.	787,242	Ps.	1,018,256
Non-aeronautical services		152,133		180,517		265,281
		797,294		967,759		1,283,537
Improvements to concession assets (1)		96,256		231,771		218,373
Total revenues		893,551		1,199,530		1,501,910
Total costs		692,276		893,333		1,151,661
Costs of operations (2)		353,824		409,838		637,879
Cost of improvements to concession (1)		96,256		231,771		218,373
Depreciation and amortization		175,473		186,996		210,358
Other expense		66,722		64,728		85,051
Income from operations		201,275		306,197		350,249
Operating margin (3)		22.53%		25.53%		23.32%
Other Subsidiaries (5) :
Revenues:
Non-aeronautical services	Ps.	4,700	Ps.	6,823	Ps.	7,205
Total revenues		4,700		6,823		7,205
Total costs		(63,591)		(15,447)		(39,149)
Costs of operations (2)		270,067		363,806		349,624
Depreciation and amortization		9,811		31,097		44,703
Other (income)		(343,470)		(410,350)		(433,476)
Income from operations		68,291		22,270		46,354
Total:
Revenues:
Aeronautical services	Ps.	8,280,522	Ps.	9,499,154	Ps.	10,547,720
Non-aeronautical services		2,772,905		3,183,532		3,771,500
		11,053,427		12,682,686		14,319,220
Improvements to concession assets (1)		1,312,491		1,440,204		1,906,801
Total revenues		12,365,918		14,122,890		16,226,021
Total costs		6,084,187		6,878,237		8,208,783
Costs of operations (2)		3,412,055		3,941,549		4,524,633
Cost of improvements to concession (1)		1,312,491		1,440,204		1,906,801
Depreciation and amortization		1,443,562		1,569,637		1,776,137
Other (income) expense		(83,921)		(73,152)		1,212
Income from operations		6,281,731		7,244,652		8,017,238
Operating margin (3)		50.80%		51.30%		49.41%

(1)	Corresponds to recognition of revenues and costs pursuant to IFRIC 12.
(2)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

(3)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(4)

Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports. It also includes information for the Kingston airport for the period from October 10 to December 31, 2019.

(5)	Other subsidiaries data reflects the results of operations of our principal holding company as well as those of our administrative, operating and car parking services providers.

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2017		2018		2019(1)		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	8,280,522	Ps.	9,499,154	Ps.	10,547,720	11.0%
Non-aeronautical services		2,772,905		3,183,532		3,771,500	18.5%
		11,053,427		12,682,686		14,319,220	12.9%
Improvements to concession assets		1,312,491		1,440,204		1,906,801	32.4%
Total revenues		12,365,918		14,122,890		16,226,021	14.9%
Operating costs:
Cost of services		2,110,407		2,453,722		2,744,864	11.9%
Technical assistance fees		357,451		411,477		461,549	12.2%
Concession taxes		944,197		1,076,350		1,318,220	22.5%
Depreciation and amortization		1,443,562		1,569,637		1,776,137	13.2%
Other (income) expense		(83,921)		(73,152)		1,212	(101.7)%
Cost of improvements to concession assets		1,312,491		1,440,204		1,906,801	32.4%
Total costs		6,084,187		6,878,238		8,208,783	19.3%
Income from operations		6,281,731		7,244,652		8,017,238	10.7%
Finance cost
Interest cost, net		(198,472)		(435,717)		(759,917)	74.4%
Exchange gain, net		99,083		199,684		88,785	(55.5)%
Net finance (cost) income		(99,389)		(236,033)		(671,132)	184.3%
Share of (loss) profit of associate		(10,620)		(947)		79	(108.3)%
Income before income taxes		6,171,722		7,007,672		7,346,185	4.8%
Income tax expense		1,440,641		1,869,041		1,891,443	1.2%
Profit for the year		4,731,081		5,138,631		5,454,742	6.2%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(226,494)		(103,569)		(269,440)	160.2%
Cash flow hedges, effective portion of changes in fair value, net of income tax		—		—		(172,094)	(100.0)%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax		(2,602)		(161)		(1,404)	770.8%
Total comprehensive income for the year		4,501,985		5,034,901		5,011,804	(0.5)%
Profit for the year attributable to:
Controlling interest		4,649,120		5,037,368		5,360,152	6.4%
Non-controlling interesting		81,961		101,263		94,590	(6.6)%
Profit for the year		4,731,081		5,138,631		5,454,742	6.2%
Total comprehensive income for the year
Controlling interest		4,451,659		4,936,526		4,937,027	0.0%
Non-controlling interesting		50,326		98,375		74,777	(24.0)%
Total comprehensive income for the year		4,501,985		5,034,901		5,011,804	(0.5)%
Other operating data:
Operating margin (2)		50.8%		51.3%		49.4%	(3.7)%
Net margin (3)		38.3%		36.4%		33.6%	(7.6)%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.

(2)	Income from operations divided by total revenues, expressed as a percentage.
(3)	Net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2019 Compared to the Year Ended December 31, 2018

Revenues

Total revenues increased by Ps.2,103.1 million, or 14.9%, from Ps.14,122.9 million in 2018 to Ps.16,226.0 million in 2019. The total revenue increase comprised an increase of Ps.1,048.6 million, or 11.0%, in aeronautical services revenues, an increase of Ps.588.0 million, or 18.5%, in non-aeronautical services revenues and an increase of Ps.466.6 million, or 32.4%, in revenues from improvements to concession assets which increased as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased by Ps.1,048.6 million, or 11.0%, from Ps.9,499.2 million in 2018 to Ps.10,547.8 million in 2019, mainly due to an increase of Ps.814.4 million, or 10.1%, in revenues at our Mexican airports as a result of an increase of Ps.589.9 million or 8.6% in revenues from passenger charges, as result of the 7.7% increase in total passenger traffic and the increase in specific tariffs as of January 1, 2019. Revenues from aircraft landing and parking fees in our Mexican airports increased by Ps.185.3 million, or 23.2%, while revenues from the leasing of space to airlines for ticket counters, airport security and complementary services increased by Ps.39.1 million, or 10.1%. Revenues from the Montego Bay airport increased by Ps.92.5 million, or 6.5%, in 2019 compared to 2018, mainly due to an increase in passenger traffic of 5.0%, an increase of the U.S. CPI of 2.3%. The consolidation of PACKAL from October 10, 2019 to December 31, 2019, contributed Ps.141.7 million in aeronautical services revenues.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.588.0 million, or 18.5%, from Ps.3,183.5 million in 2018 to Ps.3,771.5 million in 2019. Our Mexican airports represented an increase of Ps.508.5 million, or 19.3%, compared to 2018, driven mainly by a Ps.310.6 million increase in revenues from businesses operated by third-parties, primarily driven by revenues from food and beverage services, car rentals, duty-free stores, retail stores, and timeshares and commercial spaces, which jointly increased by Ps.283.7 million. Revenues from businesses operated directly by us increased by Ps.168.2 million or 20.6%, mainly due to an increase in car parking revenues, convenience stores and VIP lounges. The latter two categories increased as a result of the openings that took place during 2019 and revenues from recovery of costs increased by Ps.29.7 million or 16.8% compared to 2018. Revenues from the Montego Bay airport increased by Ps.41.5 million, or 7.6% compared to 2018, mainly an increase in revenues from duty-free stores, retail stores, leasing of space and food and beverage operations. The consolidation of PACKAL from October 10, 2019 to December 31, 2019, contributed Ps.38.0 million to non-aeronautical revenues.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets increased by Ps.466.6 million, or 32.4%, from Ps.1,440.2 million in 2018 to Ps.1,906.8 million in 2019. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Program in Jamaica. During 2019, the main commitments of improvements to concession assets included: (i) expansion of the terminal building at the Guadalajara airport, (ii) expansion of the terminal building at the Aguascalientes airport, (iii) expansion of the terminal building at the Morelia airport (iv) rehabilitation of runways at the La Paz airport, (v) connection of the terminal buildings at the Los Cabos airport, (vi) rehabilitation of aprons and taxiways at the Tijuana airport and (vii) expansion of the terminal building at the Montego Bay airport.

Revenues by Airport

Total revenues for the Guadalajara airport increased by Ps.1,044 million, or 28.0%, from Ps.3,731.8 million in 2018 to Ps.4,775.9 million in 2019 (revenues increased by Ps.295.6 million, or 8.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.153.9 million, or 5.4%, from Ps.2,824.7 million in 2018 to Ps.2,978.6 million in 2019 . This increase in aeronautical services revenues was mainly due to a Ps.135.0 million, or 5.7%, increase in passenger charges driven by a 3.4% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.141.7 million, or 17.8%, from Ps.796.7 million in 2018 to Ps.938.4 million in 2019, this increase in non-aeronautical services revenues was primarily due to a Ps.82.7 million increase in revenues from businesses operated by third parties, such as food and beverage operations, car rentals, leasing of space and duty-free operations. Revenues from business lines operated by us increased Ps.59.0 million, or 18.0%, principally as a result of increase revenues from car parking, convenience stores and advertising. Revenues from improvements to concession assets increased by Ps.748.4 million, or 677.8%, as compared to 2018.

Total revenues for the Tijuana airport increased by Ps.551.3 million, or 31.1%, from Ps.1,771.3 million in 2018, to Ps.2,322.6 million in 2019 (revenues increased by Ps.352.1 million, or 21.1%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.224.2 million, or 16.7%, from Ps.1,344.1 million in 2018 to Ps.1,568.3 million in 2019. This increase in aeronautical services revenues was mainly due to an increase in passenger charges of Ps.198.8 million driven by a 13.9% increase in passenger traffic, as well as increases in revenues from landing, leasing of space to airlines, aircraft parking charges and airport security charges, which together increased by Ps.19.1 million. Non-aeronautical services revenues increased by Ps.127.9 million, or 39.2%, from Ps.326.2 million in 2018, to Ps.454.1 million in 2019 primarily due to an increase of Ps.60.8 million from business lines operated by us, including VIP lounges, car parking, advertising and convenience store and an increase of Ps.67.1 million in revenues from business lines operated by third parties, including car rental and food and beverage operations. Revenues from improvements to concession assets increased by Ps.199.2 million, or 197.3%, in 2019 as compared to 2018.

Total revenues for the Los Cabos airport increased by Ps.161.4 million, or 7.0%, from Ps.2,290.0 million in 2018 to Ps.2,451.3 million in 2019 (revenues increased by Ps.209.2 million, or 10.8%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.120.6 million, or 9.7% from Ps.1,244.1 million in 2018 to Ps.1,364.7 million in 2019. This increase in aeronautical services revenues was mainly due to a Ps.97.2 million, or 9.2%, increase in passenger charges driven by a 6.9% increase in passenger traffic, as well as increases in landing charges, airport security charges and complementary service providers totaling Ps.22.1 million. Non-aeronautical services revenues increased by Ps.88.5 million, or 12.7%, from Ps.698.9 million in 2018, to Ps.787.4 million in 2019 primarily due to a Ps.68.4 million increase in revenues from business lines operated by third parties, including duty-free operations, food and beverage operations, communications, timeshare operation, ground transportation, as well as a Ps.20.1 million increase in revenues from business lines operated by us, including car parking and VIP lounges. Revenues from improvements to concession assets decreased by Ps.47.8 million, or 13.8%, in 2019, as compared to 2018.

Total revenues for the Montego Bay airport decreased by Ps.275.7 million, or 11.0%, from Ps.2,509.5 million in 2018 to Ps.2,233.9 million in 2019 (revenues increased by Ps.133.9 million, or 6.8%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.92.5 million, or 6.5%, from Ps.1,419.7 million in 2018 to Ps.1,512.2 million in 2019. This increase in aeronautical services revenues was mainly due to a Ps.66.4 million, or 7.8%, increase in passenger charges, as well as an increase of Ps.16.2 million, or 6.4%, in revenues from airport security charges and landing charges. Non-aeronautical services revenues increased by Ps.41.4 million, or 7.6%, from Ps.543.9 million in 2018 to Ps.585.3 million in 2019, primarily due to a Ps.41.7 million increase in revenues from businesses operated by third parties, such as duty-free operations, car rentals, leasing of space and food and beverage operations. Revenues from improvements to concession assets decreased by Ps.409.6 million, or 75.0%, in 2019, as compared to 2018.

Total revenues for the Puerto Vallarta airport increased by Ps.168.8 million, or 11.0%, from Ps.1,528.2 million in 2018 to Ps.1,697.0 million in 2019 (revenues increased by Ps.151.5 million, or 10.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.95.2 million, or 8.7%, from Ps.1,088.4 million in 2018 to Ps.1,183.6 million in 2019. This increase in aeronautical services revenues was primarily due to an increase in passenger charges of Ps.80.3 million, itself caused principally by a 6.0% increase in passenger traffic and an increase in revenues from landing charges, leasing of space to airlines and complementary service providers of Ps.12.7 million. Non-aeronautical services revenues increased by Ps.56.3 million, or 14.1%, from Ps.399.4 million in 2018 to Ps.455.7 million in 2019, due to a Ps.20.4 million increase in revenues from businesses operated by third parties, including retail operations, timeshare operation, car rentals, food and beverage operations and duty-free operations, and an increase in revenues from business lines operated by us of Ps.35.9 million, mainly in convenience store and VIP lounges. Revenues from improvements to concession assets increased by Ps.17.4 million, or 43.1%, in 2019, as compared to 2018.

Total revenues for the Guanajuato airport increased by Ps.148.7 million, or 22.9%, from Ps.649.2 million in 2018 to Ps.797.8 million in 2019 (revenues increased Ps.132.1 million, or 20.9%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.99.9 million, or 20.6%, from Ps.484.8 million in 2018, to Ps.584.6 million in 2019 mainly due to an increase in passenger charges of Ps.95.0 million, or 23.1%, driven by a 17.8% increase in passenger traffic, as well as a Ps.2.1 million increase in complementary service providers. Non-aeronautical services revenues increased by Ps.32.2 million, or 21.7%, from Ps.148.1 million in 2018 to Ps.180.3 million in 2019. This increase in non-aeronautical services revenues is a result of a Ps.23.7 million increase in revenues from businesses operated by third parties, including retail operations, food and beverage operations, leasing of space and car rentals, as well as a Ps.8.5 million increase in revenues from businesses operated by us, including revenues related to VIP lounges, car parking charges and convenience stores. Revenues from improvements to concession assets increased by Ps.16.6 million, or 102.2%, in 2019, as compared to 2018.

Total revenues for the Hermosillo airport increased by Ps.1.8 million, or 0.4%, from Ps.436.6 million in 2018 to Ps.438.4 million in 2019 (revenues increased Ps.46.0 million, or 11.8%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.31.3 million, or 10.2%, from Ps.306.1 million in 2018 to Ps.337.4 million in 2019, mainly due to an increase in passenger charges of Ps.24.7 million, or 10.1%, driven by a 7.5% increase in passenger traffic, as well as increase of Ps.5.5 million in revenues from complementary service providers landing charges and aircraft parking charges. Non-aeronautical services revenues increased by Ps.14.8 million, or 17.8%, from Ps.82.9 million in 2018 to Ps.97.7 million in 2019, primarily due to a Ps.8.6 million increase in revenues from business lines operated by us, including revenues related to VIP lounges and car parking services, and a Ps.6.2 million increase in revenues from business lines operated by third parties, primarily from retail operations, car rentals and food and beverage operations. Revenues from improvements to concession assets decreased by Ps.44.2 million, or 93.0%, in 2019, as compared to 2018.

Total revenues for our other seven airports increased by Ps.302.4 million, or 25.2%, from Ps.1,199.5 million in 2018, to Ps.1,501.9 million in 2019, and (revenues increased by Ps.315.8 million, or 32.6%, taking into account only revenues from aeronautical and non-aeronautical services), primarily due to the consolidation of PACKAL from October 10, 2019 to December 31, 2019, which contributed Ps.179.7 million. Aeronautical services revenues at these airports increased by Ps.231.0 million, or 29.3%, from Ps.787.2 million in 2018 to Ps.1,018.3 million in 2019, mainly due to a 8.3% increase in passenger traffic and the consolidation of PACKAL from October 10, 2019 to December 31, 2019 which contributed Ps.141.7 million. Non-aeronautical services revenues increased by Ps.84.8 million, or 47.0%, from Ps.180.5 million in 2018 to Ps.265.3 million in 2019, primarily due to a Ps.40.5 million increase in revenues from businesses operated by us, including advertising, car parking charges and convenience stores, as well as a Ps.44.3 million increase in revenues from businesses operated by third parties, including from leasing space and car rentals. The consolidation of PACKAL from October 10, 2019 to December 31, 2019, contributed Ps.38.0 million in non-aeronautical services revenues. Revenues from improvements to concession assets decreased by Ps.13.4 million or 5.8%, in 2019, as compared to 2018.

Operating Costs

Total operating costs increased by Ps.1,330.5 million, or 19.3%, from Ps.6,878.2 million in 2018 to Ps.8,208.8 million in 2019, partly due to an increase in operating costs for our Mexican airports of Ps.1,408.7 million, or 28.1%, from Ps.5,011.4 million in 2018 to Ps.6,420.2 million in 2019. Operating expenses of MBJA decreased by Ps.261.9 million, or 14.0%, from Ps.1,866.8 million in 2018 to Ps.1,604.8 million in 2019. The consolidation of PACKAL from October 10, 2019 to December 31, 2019 contributed Ps.183.7 million.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security and insurance, utilities and other expenses, increased by Ps.291.1 million, or 11.9%, from Ps.2,453.7 million in 2018 to Ps.2,744.9 million in 2019.

Cost of services for our Mexican airports increased by Ps.202.2 million, or 10.1%, in 2019 compared to 2018. The change in cost of services for these airports was composed primarily of the following factors:

•	Employee costs increased by Ps.71.1 million, or 10.9%, compared to 2018, mainly due to a 5.8% increase in the workforce compared to 2018, as well as increases in wages and salaries.
•

Other operating expenses increased by Ps.50.4 million, or 13.7%, mainly due to higher professional services fees, sales costs for the VIP lounges and recognized an expected credit loss for doubtful accounts, which together increased by Ps.45.1 million or 8.3%.

•

Maintenance costs increased by Ps.37.6 million, or 8.3%, compared to 2018, mainly due to maintenance of terminal buildings, operational areas, aprons and runways, access roads, air conditioning and building cleaning services.

•

Utility costs increased by Ps.30.0 million, or 13.0%, compared to 2018, mainly due to an increase of Ps.27.4 million in electricity consumption as a result of terminal expansions and higher energy prices during 2019.

Of our Mexican airports, the Guadalajara airport contributed most to the increase in the cost of services in 2019 as compared to 2018.

The cost of services at our Guadalajara airport increased by Ps.98.2 million, or 12.8%, from Ps.769.0 million in 2018 to Ps.867.2 million in 2019, mainly as a result of increases of Ps.29.9 million in utilities costs, Ps.17.5 million in employee costs, Ps.17.7 million in maintenance expenses and Ps.16.1 million in other operating expenses.

Costs of services at the Montego Bay airport increased by Ps.14.9 million, or 3.4%, in 2019 compared to 2018. The change in cost of services for this airport was composed primarily of the following factors:

•	Safety and security expenses increased by Ps.13.3 million, or 17.3%, compared to 2018, mainly due to increased security costs for our terminals and increase in insurance policy.
•	Maintenance costs increased by Ps.4.2 million, or 5.4%, compared to 2018, mainly due to maintenance of the terminal building and service areas.
•	Employee costs increased by Ps.8.5 million, or 6.9%, compared to 2018, due to 2.0% increase in the workforce compared to 2018 and an increase in wages and salaries.
•	Other operating expenses decreased by Ps.4.0 million, or 6.6%, compared to 2018, mainly due to higher professional services fees of Ps.3.3 million.
•	Partially offset by a decrease in Utility costs of Ps.6.5 million, or 6.2%, compared to 2018, mainly due to an decrease of Ps.6.4 million in electricity and water consumption.

The consolidation of PACKAL resulted in an increase in the costs of services by Ps.73.9 million, mainly due to employee costs of Ps.23.8 million, utility costs of Ps.21.8 million, security and insurance costs of Ps.15.7 million and maintenance expenses of Ps.7.8 million.

Technical Assistance Fees

Technical assistance fees increased by Ps.50.0 million, or 12.2%, from Ps.411.5 million in 2018 to Ps.461.5 million in 2019. This increase in technical assistance fees was mainly due to an increase in our consolidated income from operations at the Mexican airports, which is used to calculate the technical assistance fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

As a result of the revenues increase (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes increased by Ps.241.9 million, or 22.5%, from Ps.1,076.3 million in 2018 to Ps.1,318.2 million in 2019 mainly as a result of the consolidation of PACKAL which contributed Ps.107.6 million in government concession taxes from October 10, 2019 to December 31, 2019.

Depreciation and Amortization

Depreciation and amortization increased by Ps.206.5 million, or 13.2%, from Ps.1,569.6 million in 2018 to Ps.1,776.1 million in 2019, mainly due to the growth in infrastructure, resulting from the fulfillment of our Master Development Programs.

Other (Income) expense

Other income decreased by Ps.74.4 million, or 101.7%, from income of Ps.73.2 million in 2018 to expense Ps.1.2 million in 2019, mainly due to a decrease of cancellation of other provisions by Ps.36.9 million and a decrease in recovery from insurance of Ps.12.6 million and an increase in other expenses by Ps.33.6 million.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets increased by Ps.466.6 million, or 32.4%, from Ps.1,440.2 million in 2018 to Ps.1,906.8 million in 2019. In Mexico we had an increase of Ps.876.2 million or 98.0% in 2019, as compared to 2018. This increase was partially offset by a decrease in the amount allocated in our Capital Development Program for 2019, as compared to 2018 in MBJA, which recognized Ps.136.4 million in cost of improvements to concession assets in 2019, as compared to Ps.546.0 million in 2018.

Operating Costs by Airport

Operating costs for the Guadalajara airport increased by Ps.899.5 million, or 70.4%, from Ps.1,277.1 million in 2018 to Ps.2,176.6 million in 2019. This increase was primarily due to a Ps.748.4 million, or 677.8%, increase in the cost of improvements to concession assets from Ps.110.4 million in 2018 to Ps.858.8 million in 2019 and a Ps.98.2 million, or 12.8% increase in the cost of services, mainly driven by employee costs, safety, security and insurance, maintenance and concession taxes. Depreciation and amortization increased by Ps.35.7 million, or 11.5%, in 2019 as compared to 2018. Operating costs increased by Ps.151.1 million, or 13.0%, without including the cost of improvements to concession assets.

Operating costs for the Tijuana airport increased by Ps.318.8 million, or 43.7%, from Ps.729.0 million in 2018 to Ps.1,047.7 million in 2019. This increase was mainly due to a Ps.199.2 million, or 197.3%, increase in the cost of improvements to concession assets from Ps.101.0 million in 2018 to Ps.300.2 million in 2019 and a Ps.83.0 million, or 22.8%, increase from Ps.364.6 million in 2018 to Ps.447.6 million in 2019, in the cost of services mainly driven by safety, security and insurance, utilities, employees costs and concession taxes. Depreciation and amortization increased Ps.26.1 million, or 14.4% in 2019 as compared to 2018. Operating costs increased by Ps.119.6 million, or 19.0%, without including the cost of improvements to concession assets.

Operating costs for the Los Cabos airport increased by Ps.36.2 million, or 3.6%, from Ps.1,017.8 million in 2018 to Ps.1,054.0 million in 2019. This increase was mainly due to a Ps.71.5 million, or 17.7%, increase in the cost of services mainly in utilities, safety, security and insurance and concession taxes, from Ps.403.7 million in 2018 to Ps.475.2 million in 2019. In addition, there was a Ps.16.8 million, or 7.7% increase in depreciation and amortization in 2019 as compared to 2018. The increases were partially offset by a Ps.47.8 million, or 13.8%, decrease in the cost of improvements to concession assets from Ps.347.0 million in 2018 to Ps.299.2 million in 2019. Operating costs increased by Ps.84.0 million, 12.5%, without including the cost of improvements to concession assets.

Operating costs for the Montego Bay airport decreased by Ps.261.9 million, or 14.01%, from Ps.1,866.8 million in 2018 to Ps.1,604.8 million in 2019 of Ps.82.0 million, primarily due to a Ps.409.6 million, or 75.0%, decrease in the cost of improvements to concession assets from Ps.546.0 million in 2018 to Ps.136.4 million in 2019, and partially offset by an increase in costs of operations, from Ps.986.3 million in 2018 to Ps.1,068.3 million in 2019, including employee costs, maintenance costs, utilities and safety, security and insurance and concession taxes. Depreciation and amortization expenses increased Ps.44.7 million, or 12.6%, from Ps.355.0 million in 2018 to Ps.399.7 million in 2019. Operating costs increased by Ps.147.6 million, or 11.2%, without including the cost of improvements to concession assets.

Operating costs for the Puerto Vallarta airport increased by Ps.59.7 million, or 10.2%, from Ps.585.6 million in 2018 to Ps.645.3 million in 2019. This increase was primarily due to an increase of Ps.17.4 million, or 43.1% in the cost of improvements to concession assets from Ps.40.3 million in 2018 to Ps.57.7 million in 2019, Other expense increased Ps.34.7 million or 87.8% mainly due to the cancellation of non-payable liabilities and provisions in 2018, and an increase of Ps.4.5 million, or 1.3%, in the cost of services, driven by an increase in maintenance, utilities and employee cost. Depreciation and amortization increased by Ps.3.2 million, or 2.1%, in 2019 as compared to 2018. Operating costs increased by Ps.42.3 million, or 7.8%, without including the cost of improvements to concession assets.

Operating costs for the Guanajuato airport increased by Ps.79.4 million, or 32.9%, from Ps.241.1 million in 2018 to Ps.320.5 million in 2019. This increase was mainly due an increase of Ps.16.6 million or 102.2%, in the cost of improvements to concession assets from Ps.16.2 million in 2018 to Ps.32.9 million in 2019, and an increase of Ps.19.7 million, or 13.2%, in the cost of services, driven by an increase in safety, security and insurance and other expenses costs. Depreciation and amortization increased by Ps.40.6 million, or 66.5%, in 2019 as compared to 2018. Operating costs increased by Ps.62.7 million, or 27.9%, without including the cost of improvements to concession assets.

Operating costs for the Hermosillo airport decreased by Ps.35.7 million, or 12.6%, from Ps.283.0 million in 2018 to Ps.247.3 million in 2019. This decrease was due to a Ps.44.2 million, or 93.0%, decreased in the cost of improvements to concession assets from Ps.47.5 million in 2018 to Ps.3.3 million in 2019 and partially offset by a Ps.10.1 million, or 7.1%, increase in the cost of services, mainly in costs of maintenance and safety and security. Depreciation and amortization increased by Ps.2.4 million, or 3.3%, in 2019 as compared to 2018. Operating costs increased by Ps.8.5 million, or 3.6%, without including the cost of improvements to concession assets.

Operating costs for our other seven airports increased by Ps.258.3 million, or 28.9%, from Ps.893.3 million in 2018 to Ps.1,151.7 million in 2019. This increase was primarily due to the consolidation of PACKAL from October 10, 2019 to December 31, 2019 which contributed Ps.183.7 million to operating costs. Overall, cost of services increased Ps.228.0 million, or 55.6%, from Ps.409.9 million in 2018 to Ps.637.9 million in 2019, mainly as a result of increases in the costs of maintenance, utilities, safety and security, concession fee and other expenses, partially offset by a decrease of Ps.13.4 million, or 5.8%, in the cost of improvements to concession assets from Ps.231.8 million in 2018 to Ps.218.4 million in 2019. Additionally, depreciation and amortization increased by Ps.23.4 million, or 12.5%, in 2019 as compared to 2018. Operating costs increased by Ps.271.7 million, or 41.1%, without including the cost of improvements to concession assets.

Income from Operations

Income from operations increased by Ps.772.6 million, or 10.7%, from Ps.7,244.7 million in 2018 to Ps.8,017.2 million in 2019. This increase was due to a Ps.2,103.1 million increase in total revenues in 2019, partially offset by a Ps.1,330.5 million increase in total costs. Our operating margin decreased by 190 basis points, from 51.3% in 2018 to 49.4% in 2019 (taking into account only the sum of aeronautical and non-aeronautical services revenues, the operating margin decreased by 100 basis points in 2019, from 57.1% to 56.1%).

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

Income from Operations by Airport

Income from operations for the Guadalajara airport increased by Ps.144.6 million, or 5.9%, from Ps.2,454.8 million in 2018 to Ps.2,599.3 million in 2019, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.295.6 million. The operating margin decreased by 1,140 basis points, from 65.8% to 54.4% (operating margin decreased by 140 basis points, from 67.8% to 66.4%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Tijuana airport increased by Ps.232.5 million, or 22.3%, from Ps.1,042.4 million in 2018 to Ps.1,274.9 million in 2019, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.352.1 million. The operating margin decreased by 400 basis points from 58.8% to 54.8% (operating margin increased by 60 basis points from 62.4% to 63.0%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Los Cabos airport increased by Ps.125.1 million, or 9.8%, from Ps.1,272.2 million in 2018 to Ps.1,397.3 million in 2019, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.209.2 million. The operating margin increased by 140 basis points from 55.6% to 57.0% (operating margin decreased by 50 basis points, from 65.5% to 65.0%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Montego Bay airport decreased by Ps.13.7 million, or 2.1%, from Ps.642.7 million in 2018 to Ps.629.0 million in 2019, primarily due to a decrease in improvements to concession assets of Ps.409.6 million and an increase in operating costs of Ps.147.6 million. The decrease was partially offset by an increase in aeronautical and non-aeronautical services revenues of Ps.133.9 million. The operating margin increased by 260 basis points from 25.6% in 2018 to 28.2% in 2019 (operating margin decreased by 270 basis points from 32.7% in 2018 to 30.0% in 2019, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Puerto Vallarta airport increased by Ps.109.1 million, or 11.6%, from Ps.942.6 million in 2018 to Ps.1,051.7 million in 2019, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.151.5 million. The operating margin increased by 30 basis points from 61.7% to 62.0% (operating margin increased by 80 basis points from 63.4% to 64.2%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations income for the Guanajuato airport increased by Ps.69.1 million, or 16.9%, from Ps.408.0 million in 2018 to Ps.477.1 million in 2019, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.132.1 million. The operating margin decreased by 310 basis points, from 62.9% to 59.8% (operating margin decreased by 210 basis points from 64.5% to 62.4%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Hermosillo airport increased by Ps.37.5 million, or 24.4%, from Ps.153.6 million in 2018 to Ps.191.1 million in 2019, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.46.0 million offset by an increase in operating expenses of Ps.8.5 million. The operating margin increased by 840 basis points from 35.2% to 43.6% (operating margin increased by 440 basis points from 39.5% to 43.9%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for our seven other airports increased by Ps.44.1 million, or 14.4%, from Ps.306.2 million in 2018 to Ps.350.3 million in 2019, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.315.8 million mainly as a result of the consolidation of PACKAL which contributed Ps.179.7 million in aeronautical and non-aeronautical revenues. The operating margin decreased by 220 basis points from 25.5% to 23.3% (operating margin decreased by 440 basis points from 31.6% to 27.3%, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Finance Cost

Financial cost in 2019 increased by Ps.435.1 million, or 284.3%, from Ps.236.0 million in 2018 to Ps.671.1 million in 2019. This increase was mainly due to a decrease in the foreign exchange rate gain of Ps.110.9 million in 2019, as a result of a peso appreciation from Ps.19.868 per U.S. dollar at December 31, 2018 to Ps.18.8452 per U.S. dollar at December 31, 2019. The financial income for foreign exchange rate decreased from foreign exchange rate gain of Ps.199.7 million in 2018 to a foreign exchange rate gain of Ps.88.8 million in 2019. The effect of the foreign exchange rate gain was partially offset by the recognition of Ps.269.4 million in expenses from exchange differences on translating foreign operations in 2019, recognized within other comprehensive income, in accordance with applicable norms. Moreover, interest expenses increased by Ps.413.3 million in 2019 compared to 2018, mainly due to the issuance of Ps.3,000.0 million in new debt securities and the reference interest rates of those securities. Interest income increased by Ps.89.1 million in 2019 as compared to 2018 due to higher interest rates and a gain of Ps.88.7 million in our hedging instruments.

Income Taxes

Income taxes increased in 2019 by Ps.22.4 million, from Ps.1,869.0 million in 2018 to Ps.1,891.4 million in 2019. The Mexican airports’ current tax decreased by Ps.37.2 million. MBJA’s current tax increased by Ps.6.9 million, while DCA’s current tax decreased by Ps.31.4 million. Benefit from deferred tax decreased by Ps.84.1 million due to a 4.8% inflation rate in 2018 as compared to a 2.8% inflation rate in 2019. Our effective tax rate decreased from 26.7% in 2018 to 25.7% in 2019, primarily due to a decrease in benefit from deferred taxes, from Ps.248.5 million in 2018 to Ps.164.3 million in 2019, due to the effects of inflation from non-monetary assets and the effect of applying the tax rate of 20% according to the Decree for Fiscal Incentives in the Northern Border Region "Decreto de Estímulos Fiscales Región Fronteriza Norte" in the airports located atthe Border of Mexico with the United States of America.

Total Comprehensive Income for the Year Attributable to Controlling Interest

Total comprehensive income for the year decreased by Ps.23.1 million, or 0.5%, from Ps.5,034.9 million in 2018 to Ps.5,011.8 million in 2019. Although income from operations increased Ps.979.1 million, this increase was offset by an increase in our financial cost of Ps.435.1 million, a Ps.61.7 million increase in current taxes and a Ps.84.1 million decrease in the benefit from deferred tax. On the other hand, the exchange rate loss increased by Ps.165.8 million due to exchange differences on translating foreign operations resulting from the appreciation of the peso in 2019 and the recognized from cash flow hedges of the effective portion of changes in fair value of Ps.172.0 million. Our net margin decreased from 36.4% in 2018 to 33.6% in 2019 (taking into account only aeronautical and non-aeronautical services revenues, net margin decreased from 40.5% to 38.1%).

Statement of Financial Position

Our financial position as of December 31, 2019 increased by Ps.2,027.3 million, or 5.1%, primarily due to increases in cash and cash equivalents of Ps.1,348.7 million, an increase in improvements to concession assets of Ps.1,080.5 million, deferred taxes of Ps.176.7 million and trade accounts receivable of Ps.84.0 million, partially offset by a decrease in our airport concessions of Ps.590.5 million.

Total liabilities as of December 31, 2019 increased by Ps.3,130.0 million, or 17.6%, primarily due to increases in debt securities of Ps.3,000.0 million, derivative financial instruments of Ps.265.9 million, partially offset by a decrease in bank loans of Ps.98.8 million and decrease in deferred income taxes of Ps.103.0 million.

Results of Operations for the Year ended December 31, 2018 Compared to the Year Ended December 31, 2017

For a comparison of the results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2017, see “Item 5, Operating and Financial Review and Prospects – Results of Operations for the Year ended December 31, 2018 Compared to the Year Ended December 31, 2017” in our Fiscal Year 2018 Form 20-F.

Liquidity and Capital Resources

Historically, the cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our Master Development Programs, and the excess of our cash flow has been added to our accumulated cash and cash equivalents in our consolidated statements of financial position.

As of December 31, 2017, 2018 and 2019 we had Ps.7,730.1 million, Ps.6,151.5 million and Ps.7,500.2 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2017, 2018 and 2019.

Due to the COVID-19 pandemic, we have taken a series of actions that seek to manage our liquidity levels. In addition, during the remainder of 2020, we have no other debt maturities coming due, the only debt maturity due this year corresponded to the “GAP 15” debt securities which were paid on February 14, 2020. See “Item 5, Recent Developments –Issuance of GAP 20 Bond Certificates.” As a result of these actions, we anticipate that we will be able to meet our financial and operational obligations with our current cash and equivalents. See “Item 3, Risk Factors – Developments relating to the outbreak of  COVID-19 may have a material adverse impact on our financial conditions or results of operations control,” and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19."

Cash Flows

Cash flows for the year ended December 31, 2019 as compared to cash flows for the year ended December 31, 2018

Cash and cash equivalents increased by Ps.1,348.7 million, or 21.9%, from Ps.6,151.5 million in 2018 to Ps.7,500.2 million in 2019, mainly due to an increase of Ps.928.4 million in net cash flows provided by operating activities and a decrease of net cash flows used in financing activities of Ps.1,935.2 million resulting from the issuance of 30 million long-term debt securities for a total Ps.3,000 million (offset by Ps.763 million in dividend and capital reduction payments in 2019), and partially offset by a decrease in net cash flows used in investing activities of Ps.35.6 million. The increase in net cash provided by operating activities was primarily due to: increases of (i) Ps.316.1 million, or 6.2%, in profit for the year and (ii) Ps.413.3 million, or 40.8%, in interest expense for financing activity, partially offset by an decrease in income taxes paid of Ps.100.3 million, or 4.4%.

Cash and cash equivalents were mainly used for: (i) dividend payments of Ps.4,425.3 million (Ps.2,212.7 million paid on August 29, 2019 and Ps.2,212.6 million paid on November 20, 2019); (ii) a capital stock distribution payment of Ps.1,592.5 million on May 17, 2019; (iii) purchases of machinery and equipment, improvements on leased buildings and concession assets and advance payments to suppliers of Ps.2,478.9 million; and (iv) payments of Ps.1,143.3 million, to service the cost of debt.

Cash flows for the year ended December 31, 2018 as compared to cash flows for the year ended December 31, 2017

For a comparison of the cash flows for the year ended December 31, 2018 as compared to the cash flows for the year ended December 31, 2017, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash flows for the year ended December 31, 2018 as compared to cash flows for the year ended December 31, 2017 ” in our Fiscal Year 2019 Form 20-F.

Indebtedness

Indebtedness in Mexico

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

On March 29, 2019, we issued Ps.3.0 billion in new five-year debt securities under the ticker symbol “GAP 19”, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 45 basis points, and the principal will be payable at maturity on March 22, 2024. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2019 and 2020.

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

As of December 31, 2019, we were in compliance with all covenants stipulated by these credit agreements.

Indebtedness in Jamaica

In September 2007, MBJA entered into a credit facility with the IFC for up to U.S.$20.0 million, with interest at the variable 6-month Libor plus 392 basis points, semi-annual principal and interest payments and final maturity in February 2019. In December 2012, MBJA entered into a second credit facility with the IFC for up to U.S.$13.5 million, with interest at the variable 6-month Libor plus 450 basis points, semi-annual principal and interest payments and final maturity five years from each disbursement. On August 15, 2018, we pre-paid MBJA’s outstanding balance of U.S.$11.2 million (Ps.21.5 million) under both the credit facility with the IFC.

In 2007, MBJA entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million and U.S.$0.5 million, in June 2007 and February 2009, respectively. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without a fixed maturity, and are subject to prepayment restrictions. As of December 31, 2019, the outstanding balance under this facility amounted to U.S.$11.4 million (Ps.215.7 million).

On December 28, 2017, we entered into seven-year unsecured loan agreement with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for U.S.$40 million, with interest at a variable rate of one-month Libor plus 280 basis points. Payments will be made on a semi-annual basis after 24 months. As of December 31, 2019, the balance outstanding under this facility amounted to U.S.$33.0 million (Ps.621.9 million).

As of December 31, 2019, we were in compliance with all covenants stipulated by these credit agreements.

Capital Expenditures

For the years ended December 31, 2017, 2018 and 2019, we had total capital expenditures of Ps.1,923.9 million, Ps.2,501.7 million and Ps.2,478.9 million, respectively. During 2017, 2018 and 2019, 3.1%, 1.9% and 2.4%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and from the indebtedness described above.

Due to the COVID-19 pandemic, we have delayed non-obligatory capital investments and shall request the postponement of investments committed for this year from the proper authorities. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 may have a material adverse impact on our financial conditions or results of operations control,” and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19."

Capital Expenditures in Mexico

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders is required to present a Master Development Program for approval by the SCT every five years. Each Master Development Program includes investment commitments (including capital expenditures and improvements) applicable to us as the concession holder for the succeeding five-year period. Once approved by the SCT, these commitments become binding obligations under the terms of our Mexican concessions. In December 2014, the SCT approved our Master Development Programs for each of our Mexican airports for the 2015 to 2019 period. In December 2019, the SCT approved our Master Development Programs for each of our Mexican airports for the 2020 to 2024 period. This five-year program is in effect from January 1, 2020 until December 31, 2024.

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2017, 2018 and 2019, the total of our investments allocated but unpaid were Ps.409.3 million, Ps.318.5 million and Ps.286.4 million, respectively.

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
	(thousands of pesos) (1)
2017	Ps.	1,801,399
2018		1,842,350
2019		2,226,982

(1)	Expressed in nominal pesos.

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

In 2019, we spent Ps.2,226.9 million on capital expenditures in Mexico primarily for the expansion of terminal buildings at the Guadalajara, Los Cabos, Aguascalientes and Morelia airports, improvements to the runways, taxiways and aprons at the Tijuana, La Paz and Los Cabos airports and improvements in operational areas and of the terminal building at the Tijuana airport.

Capital Expenditures in Jamaica

Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges together with investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s Concession Agreement). Upon the JCAA’s approval of the new maximum regulated charges, these commitments become binding obligations under the terms of MBJA’s concession. On November 18, 2014, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from April 1, 2015 through December 31, 2019, estimated to cost approximately U.S.$37.9 million. The maximum regulated charges were determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program. It is our understanding that, under the terms of the MBJA Concession Agreement with the AAJ, these committed capital investments must be met over the five-year period and not on an annual basis. In 2020, the new maximum rates for the five-year period from 2020-2024 went into effect as of January 1, 2020.

In 2017, MBJA made investments of U.S.$3.4 million in capital expenditures, primarily for expansion and remodeling of the terminal, improvements to the runway, apron and equipment. In 2018, MBJA made investments of U.S.$34.3 million in capital expenditures, primarily for the rehabilitation of the taxiways, apron and ticketing area. In 2019, MBJA made investments of U.S.$11.6 million in capital expenditures, primarily for expansion of the terminal building, checked baggage review system and equipment.

From October 10, 2019 to December 31, 2019, PACKAL did not make any investments in capital expenditures. For NMIA, maximum rates for the five-year period from 2020-2024 will go into effect during 2020. Thereafter, regulated aeronautical charges will be reviewed every five years. The new maximum rates for the five-year period from 2020-2024 went into effect as of April 1, 2020.

Share Repurchase Program

We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. We do not repurchase our shares other than through this share repurchase program.

In the aggregate, as of December 31, 2019, we held 35,424,453 shares in our treasury worth approximately Ps.1.7 billion, at an average price of Ps.48.93 per share; as of May 22, 2020 we held 35,424,453 shares at an average price of Ps.48.93 per share.

At the General Ordinary Shareholder’s Meeting held on April 25, 2017, a share repurchase program for Series B shares was approved for a maximum amount of Ps.995.0 million for the following twelve months. During this period, no shares were purchased by us or on our behalf, or by or on behalf of any of our affiliates.

At the General Ordinary Shareholder’s Meeting held on April 25, 2018, a share repurchase program for Series B shares was approved for a maximum amount of Ps.1.25 billion for the following twelve months. During this period, no shares were purchased by us or on our behalf, or by or on behalf of any of our affiliates.

At the General Ordinary Shareholders’ Meeting held on April 23, 2019, a share repurchase program for Series B shares was approved for a maximum amount of Ps.1.55 billion for the following twelve months. During this period, no shares were purchased by us or on our behalf, or by or on behalf of any of our affiliates

As of each of December 31, 2017, 2018 and 2019 there was a total balance of Ps.1.7 billion repurchased shares in each year on our Consolidated Statements of Financial Position.

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

Accounting for the Concession

We believe we have carried out a comprehensive implementation of the standards applicable to the accounting treatment of our concession and have determined that, among others IFRIC 12 is applicable to us. We treat our investments related to improvements and upgrades to be performed in connection with our Master Development Programs and Capital Development Program under the intangible asset model established by IFRIC 12 and do not recognize a provision for maintenance, as all investments required by the Master Development Programs and Capital Development Program, regardless of their nature, directly increase the maximum tariff per traffic unit. Accordingly, all amounts invested under the Master Development Programs and Capital Development Program have a direct correlation to the amount of fees we will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues we will be able to generate. As a result, we define all expenditures associated with investments required by the Master Development Programs and Capital Development Program as revenue-generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the Master Development Programs and Capital Development Program is mandatory, as well as the fulfillment of the maximum tariff and therefore, in case of a failure to meet any one of these obligations (Master Development Programs or Capital Development Program amounts or maximum tariff or maximum regulated charges), we could be subject to sanctions and our Mexican concessions or Jamaican concessions could be revoked. See “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – General Obligations of Concession Holders.”

Depreciation and Amortization

In light of the nature of our business and our concessions, we make certain assumptions and professional judgments regarding recognition of depreciation and amortization of our tangible and intangible assets. Depreciation of our tangible assets and of improvements to leased assets is calculated under the straight-line method based on the useful lives of the related assets. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis. To determine the amortization period of intangible assets, we focus either on the period over which they will generate future economic benefits or the concession term, whichever is less. We do not determine residual values for machinery, equipment, improvements and leased buildings as they are not considered to be material. As of the date of this filing, we have not made any changes to estimated useful life and depreciation and amortization methods for the years ended as of December 31, 2017, 2018 and 2019. We believe that the decisions made are the most reasonable based on information available, on the judgments made and the way in which we manage our operations.

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

Deferred Tax Assets

Under IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2017, we recognized, within the deferred income tax asset, an estimated amount of recoverable asset tax paid of Ps.25.3 million , based on financial projections that show that we will recover the excess of asset tax over income tax relating to our Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports. We did not recognize deferred income tax assets for recoverable asset taxes at December 31, 2019. As a result of changes in Mexican tax law (see “Item 5, Operating and Financial Review and Prospects – Overview – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring in 2026 as permitted by the Mexican tax authorities. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. In 2017 and 2018, we did not pay income taxes on dividends, in 2019 we paid Ps.0.3 million by income taxes on dividends. Every year, we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

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

Capitalization of improvements to concession assets

We are made numerous capital investments to each of its airports, annually in the case of Mexican airports and every five years in Jamaica in accordance with their respective Master Development Plan. Investments considered to be additions or improvements to concession assets are recognized as intangible assets-improvements to concession assets. Disbursements related to the general maintenance of concession assets are recognized as expenses in the consolidated statement of income and other comprehensive income.

Cash flow hedges

We have derivatives designated as a cash flow instrument. Under IFRS, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (OCI) and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from the inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately as profit or loss.

Application of new and revised International Financing Reporting Standards

In 2018, we adopted IFRS 9 and IFRS 15. We also early adopted IFRS 16 from January 1, 2018, as well as other new IFRS interpretations (IFRIC 23) clarifying accounting for transactions that include the receipt or payment of advance consideration in a foreign currency, which did not have significant effect on our consolidated financial statements. See Note 2.e in our audited consolidated financial statements for more information.

Recently Issued Accounting Standards

The following are new or revised International Financial Reporting Standards that have been issued but are not yet effective:

Standard	Effective as of
IFRS 17– Insurance Contracts 1	January 1, 2021
IFRS 10 and IAS 28 (amendments)	January 1, 2020
Amendments IFRS 3	January 1, 2020
Amendments to IAS 1 and IAS 8	January 1, 2021
Conceptual Framework	January 1, 2021

(1)	Effective for annual periods beginning on or after a date to be determined.

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

The implementation of this standard is likely to bring significant changes to a Company’s processes and systems, and will require much greater co-ordination between many functions of the business, including finance, actuarial and IT.

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

We anticipate that the application of these amendments may have an impact on our consolidated financial statements in future periods should such transactions arise.

Amendments IFRS 3, Definition of a Business

The modifications clarify that, while businesses usually have outputs, outputs are not required for a series of integrated activities and assets to qualify as a business. To be considered as a business, a series of acquired activities and assets will be including, at a minimum, an input and a substantial process that together contribute significantly to the ability to generate outputs.

The modifications introduce an optional test to identify the fair value concentration, which allows a simplified assessment of whether a series of acquired activities and assets is not a business if substantially all of the fair value of the acquired gross assets is concentrated in a single identifiable asset. or a group of similar assets.

The amendments apply prospectively to all business combinations and asset acquisitions whose acquisition date is on or after the first reporting period started on or after January 1, 2020, with early adoption allowed.

We anticipate that the application of these amendments will not have an impact on our consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 1 and IAS 8 Definition of Material

The modifications have to intend to simplify the definition of materiality contained in IAS 1, making it easier to understand and are not intended to obscuring the underlying concept of materiality in IFRS Standards. The concept of obscuring material information with intangible information has been included in the new definition.

The limit for influential materiality for users has been changed from “could influence” to “could reasonably be expected to influence”.

The definition of materiality in IAS 8 has been replaced by a reference to the definition of materiality in IAS 1. In addition, the IASB modified other Standards and the Conceptual Framework that contained a definition of materiality or reference to the term materiality to ensure consistency.

The modification will be applied prospectively for reporting periods beginning on or after January 1, 2020, with early application allowed.

We do not anticipate that the application of the standards in the future will have an impact on our consolidated financial statements.

Conceptual Framework Amendments to References to Conceptual

Together with the revised Conceptual Framework, which entered into force in its publication on March 29, 2018, the IASB also issued the Modifications to the References to the Conceptual Framework of IFRS Standards. The document contains amendments to IFRS 2, 3, 6, 14, IAS 1, 8, 34, 37, 38, IFRIC 12, 19, 20, 22 and SIC 32.

However, not all modifications update the pronouncements regarding references to the Conceptual Framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version they refer to or to indicate that the definitions in the Standard have not been updated with new ones. definitions developed in the revised Conceptual Framework.

The modifications, which are actually updates, are effective for annual periods beginning on or after January 1, 2020, with early adoption allowed.

We do not anticipate that the application of the standards in the future will have an impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period
	Total		Less than 1 year (4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps.	21,831.7	Ps.	6,739.4	Ps.	11,391.5	Ps.	3,700.8	Ps.	n/a
Capital Development Program (7)		4,901.9		1,357.2		2,750.4		794.3		n/a
Purchase Obligations (2)		719.2		142.7		287.0		289.5		n/a
Debt		16,561.4		2,324.4		9,272.6		3,248.8		1,715.7
Interest from Debt (6)		2,494.7		771.9		1,226.5		429.9		66.5
Operating Lease Obligations (3)		44.8		15.7		26.8		2.3		n/a
Total	Ps.	46,553.7	Ps.	11,351.2	Ps.	24,954.7	Ps.	8,465.6	Ps.	1,782.2

(1)	Peso figures are expressed in constant pesos as of December 31, 2017, based on the Mexican PPI’s construction price index.
(2)

Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2019. For the peso calculation, we assume an average exchange rate of Ps.22.86 per U.S.$1.00 and an annual U.S. inflation rate of 1.5%. The amount ultimately to be paid in any year will depend on our profitability.

(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2020.
(5)	Reflects the new Master Development Programs commitments for the subsequent five-year period (2020-2024).
(6)

For the interest calculations, we determined the interest payments using an average fixed interest rate of 7.92% and an average variable rate of 6.55% for the loans contracted. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

(7)	Reflects the new Capital Development Program commitments for the subsequent five-year period (2020-2024) by our Jamaican airports.
Item 6.	Directors, Senior Management and Employees

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

The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors, however, this composition could change in the Ordinary Shareholders Meeting to be held on July 1, 2020. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings.”

Name	Title	Director since	Age	Alternate
Laura Díez Barroso Azcárraga (1)	Chairwoman and Director	April 21, 2015	67	Carlos Laviada Ocejo
Juan Gallardo Thurlow (1)	Director	April 26, 2016	72	Alejandro Cortina Gallardo
Eduardo Sánchez Navarro Redo (1)	Director	April 25, 2018	74	Carlos Alberto Rohm Campos
María José Cuenda Chamorro (1)	Director	April 24, 2019	50	Juan José Álvarez Gallego (4)
Alfredo Casar Pérez (2)	Director	April 26, 2016	66	—
Carlos Cárdenas Guzmán (3)	Director	September 22, 2011	69	—
Joaquin Vargas Guajardo (3)	Director	April 16, 2012	66	—
Álvaro Fernández Garza (3)	Director	February 26, 2014	52	—
Juan Díez-Canedo Ruíz (3)	Director	April 23, 2014	69	—
Ángel Losada Moreno (3)	Director	April 23, 2014	65
Luis Tellez Kuenzler (3)	Director	April 25, 2018	61	—

(1)	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
(2)	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.
(3)	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
(4)	Juan José Álvarez Gallego retired on March 31, 2020, since then he was replaced by María Ángeles Rubio Alfayate.

Laura Díez Barroso Azcárraga. Mrs. Díez Barroso is chairwoman of our board of directors since 2015 and chairwoman of Fundación GAP since its establishment in 2013. Mrs. Díez Barroso began her career in publishing in 1979 as editor of the teen magazine, TU. In 1988, she founded Editorial Eres, and in 1995 Editorial Eres merged with Editorial Televisa. Mrs Díez Barroso was named Chairwoman of the Board and CEO until 2000. She currently invests in both public and private entities through LCA Capital, a family office she co-founded. She served for 14 years as a board member of Royal Caribbean Cruises, and she is currently a board member of Consejo Mexicano de Negocios, Grupo Financiero Inbursa and Telmex. On April 28, 2020, Mrs. Díez Barroso was appointed Chairwoman of Grupo Financiero Mexico, S.A. de C.V. Mrs. Díez Barroso is a trustee in several philantropic initiatives including Fundación GAP, Museo San Ildefonso, Centro Roberto Garza Sada, Escuelas Ser and WomenCorporateDirectors Foundation.

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

Eduardo Sánchez Navarro Redo. Mr. Sánchez Navarro Redo has been a director or alternate on our board of directors since 2012. He is the founder of Grupo Questro, a real estate investment group with substantial holdings in Los Cabos, including luxury resorts and residential developments such as Cabo Real and Puerto Los Cabos. He is also a member of the board of directors and vice president of CULTIBA (the holding company for GEPP and Grupo Azucarero) and a member of the Mexican Resort Development Association (AMDETUR) since 1991, which is an organization that includes 90% of tourism real estate developers in the country. He is the vice president of the National Tourist Business Counsel (CNET) and has served as president of the Hotels and Tourism Companies Investors Association (AIHET). He is also the founder of the Coordinating Counsel of Los Cabos.

María José Cuenda Chamorro. Mrs. Cuenda was elected to our board of directors on April 23, 2019. Mrs. Cuenda currently is the Managing Director of commercial, real estate and international development for AENA. Her most notable achievements include the commercial transformation and modernization of the Spanish airports in the AEA network with a special emphasis on developing retail businesses by incorporating the biggest and best-known perfumery, fashion and food brands in innovative spaces that are designed for the passengers. She has a degree in Economics and Business Administration from the University of Extremadura, an MBA from IE Business School and graduated from the Management Development Program at IESE. She began working for AENA in the commercial and marketing department at the Palma de Mallorca airport in 1996.

Alfredo de Jesús Casar Pérez. Mr. Casar holds a bachelor’s degree in economics from the Autonomous Technological Institute of Mexico (ITAM), a degree in industrial engineering from Anahuac University and a master’s degree in economics from the University of Chicago. He has been a member of the board of directors of Grupo México since 1997. He was named Executive President of Grupo Ferroviario Mexicano S.A. de C.V. (“GFM”) and Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), on March 5, 2008, and he served as President and Chief Executive Officer of GFM and Ferromex since November 16, 1999. Previously, Mr. Casar served as director of development at Grupo Mexico S.A.B. de C.V. for two years after having served as Chief Executive Officer of Compañía Perforadora México, S.A. de C.V. and Méxican Chief Executive Officer of Compañía Constructora, S.A. de C.V., during 7 years. Mr. Casar is also a member of the board of directors of Grupo Mexico, GFM and Southern Copper Corporation (“SCC”).

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our Board of Directors since 2011. He also serves as President of our Audit Committee. He is a Certified Public Accountant from the Universidad Autónoma de Guadalajara and a master’s degree in tax law from the Universidad Panamericana (IPADE). He is a retired partner of Ernst & Young Mexico after 39 years of active service, where he served as the Tax Partner in Charge during many years, and as member of its Executive Committee. Currently, he serves on the Board of Directors and, as member or President of Audit Committees of numerous large Mexican companies, including among others as Independent Board Member and President of the Audit Committee of Aleatica, S.A. (Subsidiary company of the Australian Fund IFM Investors), Independent Board Member and Audit Committee member of Grupo Farmacias del Ahorro, Independent Board Member and President of the Audit Committee of Reaseguradora Patria, S.A., Member of the Peña Verde SAB Evaluation and Compensation Committee, Independent Board Member and Audit Committee member of Anteris Capital Venture Lending Fund, Audit Committee member of Lockton México Agente de Seguros y de Fianzas S.A. de C.V., and Former Board President of The American British Cowdray Medical Center, I.A.P. (Centro Médico ABC). He is also a member of several business and professional associations; most notably, he served as President of the Mexican Institute of Certified Public Accountants (IMCP) and of the Academy of Tax Studies of Public Accounting (AEF)

Joaquín Vargas Guajardo. Mr. Vargas was elected as an independent director to the Company’s board of directors on April 16, 2012. He is chairman of the board of directors of Grupo MVS, which includes, MVS Radio, MVS Education, MVS Entertainment, as well as DISH and MVS TV, satellite television services. He is also chairman of CMR, a public company that has more than 280 restaurants with more than a dozen brands, among others, The Capital Grille, Sushi Itto, Chili’s and Olive Garden. He serves on the boards of directors of publicly traded companies Vitro, Grupo Financiero Santander and Medica Sur. He is also a member of the boards of directors of El Universal newspaper, and Costamex, among others.

Álvaro Fernández Garza. Mr. Fernández was elected to our board of directors on February 26, 2014 as a provisional director nominee and was ratified as an independent director during the April 23, 2014 Shareholder Meeting. He serves as a General Director of Grupo ALFA and is member of the board of directors of Vitro, ALFA and CYDSA. He is also a member of the board of directors of Grupo CitiBanamex and Georgetown University (Latin American Board). He is president of the board of the Universidad de Monterrey (UDEM). He holds a bachelor’s degree in economics from the University of Notre Dame, a master’s degree in business administration from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and an MBA from Georgetown University.

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

During 2019, the attendance by board members of meetings of the Board of Directors or Board Committees was of 97.0%.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Raúl Revuelta Musalem	Chief Executive Officer	April 26, 2018	43
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	49
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	67
Juan Francisco Martínez Mira	Director of Quality, Innovation and IT	August 1, 2018	54
José Ángel Martínez Sánchez	Chief of Airports and Regulated Revenues	May 7, 2016	44
Alejandro Vallarino Marusich	Director of Infrastructure	September 10, 2018	51
Alejandro Guillermo Mañón Hernández	Director of Culture & Human Capital	April 15 , 2019	54

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

Alejandro Guillermo Mañón Hernández. Mr. Mañón was appointed as Director of Culture & Human Capital in April, 2019. Mr. Mañón has almost 30 years of professional experience in human resources in different industries including technology, consumer goods, pharmaceutical and electronics. Mr. Mañón has a strong background in complex operations including manufacturing and corporate areas in Mexico and in other countries in Latin America. Mr. Mañón holds a bachelor’s degree in Industrial Relations from the Universidad Panamericana.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

For 2019, the aggregate compensation paid to our directors designated by our Series B shareholders was approximately Ps.7.4 million. The compensation paid to the director appointed by Grupo México was of approximately Ps.1.1 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors receive a base annual compensation of approximately U.S.$44,100 for their service on our board of directors. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee receives an additional 35.0% of the base annual compensation; members of our Audit Committee receive 20.0% of the base annual compensation; and members of our Acquisition Committee and our Compensation Committee receive 10.0% of the base annual compensation.

The compensation paid to our seven executive officers amounted to Ps.35.0 million in 2019, of which 63.5% was salary, 34.0% was bonuses and 2.5% was other compensation. We have not established any pension, retirement or similar benefits or arrangements for these individuals through 2019. However, in 2016 we established a new long-term cash bonus incentives plan for our executives, which seeks to encourage the retention and development of key management within the Company. The executive officers’ rights to exercise this compensation plan will vest at the end of 2019, after the approval of the financial statements in the Shareholders’ Meeting, subject to achieving certain performance and profitability targets for the Company, including share price, distributions to shareholders, operating profitability, net income and capital expenditures.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, shall have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Raúl Revuelta Musalem, CEO, who chairs the committee; Carlos Alberto Rohm Campos; Juan Gallardo Thurlow; Saúl Villarreal García, Chief Financial Officer; and José Ángel Martínez Sánchez, Chief of Airports and Regulated Revenues, Alejandro Vallarino Marusich, Chief of Infrastructure, Martín Pablo Zazueta, Director of our Guadalajara airport. Carlos Manuel Porrón Suarez, Santiago Riveroll and Alejandro Cortina Gallardo serve as alternates for Raúl Revuelta Musalem, Carlos Alberto Rohm Campos and Juan Gallarado Thurlow, respectively.

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

Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Carlos Alberto Rohm Campos and Joaquin Vargas Guajardo. Juan José Álvarez Gallego was elected to serve as an alternate member to Carlos Alberto Rohm Campos. A secretary has also been appointed who is not a member of the committee.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within the scope of its subject matter. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Laura Díez Barroso Azcárraga and Álvaro Fernández Garza. Juan José Alvarez Gallego was elected to serve as an alternate member to Laura Díez Barroso Azcárraga.

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2017	2018	2019 (2)
By category of activity:
Airport operations	585	601	621
Airport maintenance	208	214	223
Administration (1)	300	322	348
Fundación GAP	24	35	51
By geographic location:
Guadalajara	194	207	230
Tijuana	109	115	120
Los Cabos	109	113	127
Puerto Vallarta	113	114	119
Guanajuato	70	67	72
Hermosillo	66	68	66
Mexicali	52	53	56
La Paz	53	52	49
Aguascalientes	48	54	57
Morelia	51	51	52
Los Mochis	45	45	46
Manzanillo	38	39	40
Total (1)	1,117	1,172	1,243

(1)	Total at December 31, 2017, 2018 and 2019, includes 169, 191, and 209 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.
(2)	As of December 31, 2019, CORSA employed 493 people, SIAP employed 619 people, PCP employed 83 people and Fundación GAP employed 50 people.

As of December 31, 2019, 60.0% of our employees were non-unionized employees. The remaining 40.0% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of ASA as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to each one of our twelve airport subsidiaries; which is negotiated by the respective local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2019, we successfully renegotiated our collective bargaining agreements, thereby securing a favorable and productive work environment for our employees for 2020 and 2021. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During October 2020, we will begin renegotiating our collective bargaining agreements.

We offer a savings plan available to all of our Mexican employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2017, 2018 and 2019, we made a total of Ps.22.0 million, Ps.26.4 million and Ps.29.3 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Mexican Treasury Department.

Employees in Jamaica

Montego Bay Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Montego Bay Airport

	December 31,
	2017	2018	2019
By category of activity:
Airport operations	78	81	86
Airport maintenance (1)	49	52	53
Administration	33	32	33
Total	160	165	172

(1)	Total at December 31, 2019 includes 21 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainages and general labor tasks.

As of December 31, 2019, 38.0% of MBJA’s employees, comprising management and contract staff, were non-unionized employees and the remaining 62.0% of employees were unionized. The unionized employees are members of two local trade unions: the Trade Union Congress (“TUC”) and Union of Technical, Administrative, and Supervisory Personnel (“UTASP”).

On December 18, 2018, MBJA and the TUC amicably agreed and executed the current collective bargaining agreement covering the period from March 1, 2018 to February 28, 2020. Forty-nine employees from MBJA’s maintenance, engineering and emergency response service teams are members of the TUC. MBJA has received the Salary and Fringe Benefits Claim document from the TUC Bargaining unit for the negotiating year March 1, 2020 to February 28, 2022. Negotiations have not yet commenced.

On December 18, 2018, MBJA and the UTASP amicably agreed and executed the current collective bargaining agreement covering the period from April 1, 2018 to March 31, 2020. Sixty employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP. We await the submission of the Salary and Fringe Benefits Claim from the UTASP Bargaining unit for the period April 1, 2020 to March 31, 2022.

MBJA continues to maintain a good relationship with both unions. Further, to our knowledge, MBJA pays comparable salaries and benefits to similar enterprises in Jamaica. MBJA also facilitates voluntary employee salary deductions for personal savings.

Kingston Airport Employees

As of December 31, 2019, our Kingston airport had a total of 130 employees (92 in airport operations, 22 in maintenance, and 16 in administration. As of December 31, 2019, all of NMIA’s employees, comprising management and contract staff, were non-unionized employees.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government owned 476,850,000 Series B shares, representing 85% of our issued and outstanding capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth information with respect to beneficial ownership of our capital stock as of May, 22, 2020:

Major Shareholders

	Number of Shares		Percentage of Total Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	13,519,900	84,150,000	2.4%	15.0%
Grupo México S.A.B. de C.V. (1)	59,483,060	—	10.6%	—
Weston Hill Equity Holdings, LP (2)	23,794,815	—	4.2%	—
Public (3)	379,052,225	—	67.7%	—

(1)	Based on the Schedule 13D (Amendment 38) filed on December, 24, 2019 by Grupo México.
(2)

Based on the Schedule 13D (Amendment No. 5) filed on May 5, 2020 by Weston Hill Equity Holdings, LP (“Weston”), on May 5, 2020, Mrs. Díez Barroso and Mr. Laviada Ocejo disposed of the following Series B and Series BB shares through a series of transfers, in each case for no consideration, to various adult family members, which resulted in each of Mrs. Díez Barroso and Mr. Laviada Ocejo and such transferees owning less than 5% of our Series B shares outstanding:

•

Mrs. Díez Barroso and Mr. Laviada Ocejo transferred to various transferees all of their interest in PAP. See “Item 4, Information on   the Company —History and Development of the Company – Investment by AMP.”

•

Mrs. Díez Barroso, as majority owner of Weston, caused the transfer of (i) 18,264,638 Series B shares held by Weston to various transferees, including 1,250,048 Series B shares directly to herself, and subsequently transferred (ii) 100% ownership of Weston to various other transferees. In connection with such transfers, Mr. Laviada Ocejo was replaced as the general partner of Weston.

•

Subsequent to these series of transfers, Weston beneficially owns 23,794,815 Series B shares (4.9% of our Series B shares). Mr. Laviada Ocejo directly beneficially owns 356,924 Series B shares. Mrs. Díez Barroso directly beneficially owns 2,695,811 Series B shares. Mr. Laviada Ocejo and Mrs. Díez Barroso are husband and wife. Therefore, Mrs. Díez Barroso may also be deemed to be a beneficial owner of 356,924 Series B shares directly beneficially owned by Mr. Laviada Ocejo and Mr. Laviada Ocejo may be deemed a beneficial owner of 2,695,811 Series B shares directly beneficially owned by Mrs. Díez Barroso.

(3)	As of December 31, 2019, we held 35,424,453 shares in treasury as a result of our Share Repurchase Programs. These shares have not been cancelled and may be resold into the market from time to time.

AMP holds all of our Series BB shares, representing 15% of our total capital stock. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.” As of April 30,, 2020, approximately 15.5% of our Series B shares were held in the form of ADSs, and 83.0% of the holders of our ADSs (82 holders, including The Depository Trust Company) had registered addresses in the United States.

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

Since the time our concessions were granted and pursuant to the technical assistance agreement and the participation agreement, AMP and its shareholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports, thereby helping us develop and improve our airports and the services they provide. Under the technical assistance agreement and the participation agreement, we have obtained a variety of services from AMP, including airport operating and security advice, direction on the development of commercial projects, identification of new investment opportunities and assessments of different international projects, including the acquisition of the Sangster International Airport in Jamaica. The active participation of AMP in our operations as a result of the technical assistance agreement and the participation agreement is a competitive advantage that has become an essential part of our operations and results growth as can be seen in the financial information. See “Item 5, Operating and Financial Review and Prospects – Overview.”

The agreement has an initial term of fifteen years, but automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. Despite the automatic renewal under Clause 5.2 of the agreement, at our April 23, 2014, board of directors meeting, we requested the opinion of the board’s independent directors with respect to the continuation of the agreement. The majority of our independent directors voted in favor of the five-year automatic renewal option. The agreement was most recently automatically renewed again on August 25, 2019, for an additional five-year term, in accordance with Clase 5.2 of the agreement.

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

In 2017 and 2018, we did not recognize any expenses paid to AMP. In 2019, we recognized Ps.5.6 million (U.S.$296 thousand) in expenses.   Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.357.5 million (U.S.$18.2 million), Ps.411.5 million (U.S.$20.9 million) and Ps.461.5 million (U.S.$24.5 million) for 2017, 2018 and 2019, respectively.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV for the construction, operation, maintenance and use of a cross-border walkway (the “CBX”), with each party responsible for the section of walkway corresponding to such party’s side of the U.S.-Mexico border. The CBX aims to facilitate the flow of passengers in both directions across the border with the presentation of a valid boarding pass. The contract, in effect since April 8, 2013 and expiring with the expiration of the Tijuana airport concession, establishes that OTV must pay the Tijuana airport a fixed fee (“access rights”) for every passenger that uses the CBX as compensation for the reduction in non-aeronautical services revenues from parking, taxi, bus, retail, car rental and money exchange services until December, 2017. The CBX began operations on December 9, 2015. During the years ended December 31, 2017, 2018 and 2019 respectively, the CBX was used by approximately 1.9 million, 2.3 million and 2.9 million passengers. The Tijuana airport received Ps.44.0 million in access rights during 2017 and Ps.3.7 million corresponding to the last 15 days of 2017. Since 2018 no additional payments for access rights are payable. For more information, see Note 32 of our audited consolidated financial statements.

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

Accounts receivable (payable) with other related parties

As of December 31, 2017, 2018 and 2019, the following balances receivable (payable) with other related parties that are in the consolidated statement of financial position, are integrated as follows:

	2017		2018		2019
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	—	Ps.	93	Ps.	3,523
Mayo 13, S.A. de C.V. (Independent director)	Ps.	417	Ps.	—	Ps.	729
OTV (Shareholder)	Ps.	5,950	Ps.	—	Ps.	—

	2017		2018		2019
Accounts payable:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	(3,777)	Ps.	(7,698)	Ps.	(3,079)
OTV (Shareholder)	Ps.	—	Ps.	(465)	Ps.	-

Other operations with other related parties

During the years ended December 31, 2017, 2018 and 2019, the following operations were carried out with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income, are as follows:

	2017		2018		2019
Commercial revenues:
Especialistas en Alta Cocina, S.A. de C.V. (Independent Director)	Ps.	28,093	Ps.	32,236	Ps.	34,039
Mayo 13, S.A. de C.V. (Independent Director)	Ps.	10,042	Ps.	9,443	Ps.	5,549
Otayconnect, S. de R.L. de C.V. (Shareholder)	Ps.	—	Ps.	300	Ps.	1,253
Promotora Cabo Real, S.A. de C.V. (Shareholder)	Ps.	22,225	Ps.	21,059	Ps.	28,910
Las Nuevas Delicias Gastronómicas, S. de R L. de C.V. (Shareholder)	Ps.	—	Ps.	—	Ps.	4,886
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	—	Ps.	298

	2017		2018		2019
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	14,637	Ps.	8,896	Ps.	8,626
Advertising:
OTV (Shareholder)	Ps.	—	Ps.	477	Ps.	—
Other service:
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	—	Ps.	279

Item 8.	Financial Information

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

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws void. The plaintiffs are Grupo México and its subsidiary ITM. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our bylaws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance, and referred the proceeding to the second chamber of the Supreme Court. On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws under Article 48, Section III of the Mexican Securities Law and remanded the case to the intermediate appellate court. Consequently, the challenges initiated by Grupo México and ITM against these articles have been definitively concluded. In accordance with the decision of the Mexican Supreme Court, the Superior Court of Mexico City: (i) declared that Grupo México and ITM are in violation of our bylaws, resulting from the fact that together they hold more than the 10% of our capital stock; (ii) ordered the sale by Grupo México and ITM of the Series B shares held in excess of 10% of our capital stock; and (iii) instructed that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the laws of Mexico and Article XII of our bylaws. Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the Grupo México complaint was declared unfounded. We filed a complaint seeking fees and expenses. On May 8, 2019, a civil court in Mexico City granted Grupo Mexico´s request for an amparo on a challenge to the constitutionality of Article 48, Section III of the Mexican Securities Law. We then filed a direct amparo appeal. The amparo review is pending. As of the date of this filing, and according to the last Schedule 13D filed with the SEC, Grupo México owns 10.6% of our outstanding shares. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholder – Certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition or results of operations.”

Grupo México, S.A.B. de C.V. and certain of its subsidiaries challenge our participation agreement with AMP

ITM, a subsidiary of Grupo México, filed a legal proceeding against us on November 4, 2011, seeking to void AMP’s ownership of our Series BB shares as granted by the participation agreement between AMP and us, which would result in the termination of AMP’s veto, appointment of executives and other special rights. Additionally, ITM’s suit sought the repayment of all economic benefits conferred by us upon AMP during the period in which AMP has held our shares. We filed an initial reply in this proceeding on November 25, 2011. On March 7, 2012, we were notified by our external legal counsel that a ruling was issued in our favor, which found a lack of jurisdiction by the civil court due to the administrative nature of the claim. Although we received notice that this proceeding had concluded, a federal court later granted a direct amparo appeal that had been filed by Grupo México on June 6, 2012. Therefore, on July 13, 2012, the legal proceeding was recommenced in the appropriate federal civil court. On October 22, 2013, we filed briefs responding to the plaintiff’s arguments. On October 31, 2017, a ruling was issued in our favor finding ITM’s claim without standing. ITM filed an appeal, and consequently, we also appealed, seeking to strengthen certain decisions made in the ruling in our favor. ITM’s appeal was declared unfounded, and ITM then filed a direct amparo appeal. We then filed an appeal for a joint application for judicial review (revisión adhesiva). On October 9, 2019, ITM’s amparo was denied, however, ITM then proceeded to file for judicial review (revision). The request for review is pending.

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

Guadalajara

Similarly, in the case of Guadalajara International Airport, in 2009 two different ejidos commenced proceedings before an agrarian court (Tribunal Superior Agrario) against the SCT, seeking to void the expropriation decree of 1975. The case was transferred to the federal justice system, and in a November 2010 ruling in favor of the ejidos, the district court ordered the return of all expropriated property to the ejidos and thus voided the specific concession granted to us on expropriated land. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed this decision. On July 10, 2012, the appellate court reversed and remanded the decision, and on July 31, 2014, the district court issued a new judgment in favor of one of the ejidos, El Zapote, which both our Guadalajara airport and the federal authorities again appealed. On April 14, 2016, an appellate court issued a definitive decision on the matter declaring that although the rights of the ejido to challenge the appraised value of their land were violated, the land could not be returned to them. Furthermore, the court concluded that our concession was valid. The decision is now in the enforcement phase. On January 13, 2017, the Department of Agrarian, Territorial and Urban Development (Secretaría de Desarrollo Agrario, Territorial y Urbano (SEDATU)) issued an appraisal for the value of a portion of the land on which Guadalajara airport is located, related to the appeal previously mentioned. This appraisal was made based on the expropriation decree of 1975. This proceeding was challenged by the ejido group and accepted by the court. In response to the above, the district judge began a proceeding for restitution through financial compensation on August 10, 2018, which is pending resolution.

On February 17, 2017, we were notified of a new legal proceeding before an agrarian court instituted by El Zapote against the federal government. This proceeding alleges similar facts to the initial case and claims the same disputed property that was the subject of the initial case. This legal proceeding is in its initial phases, and we have joined as an interested third party.

In addition to the legal proceedings, during various periods since 2016, members of the ejido blocked access to commercial areas of Guadalajara Airport, specifically the parking facilities, which resulted in commercial revenue losses of  Ps.9.0 million during 2017 (7.9% of our total car parking charges at the airport for 2017), losses of  Ps.8.1 million during 2018 (5.8% of our total car parking charges at the airport for 2018) and losses of Ps.20.5 million during 2019 plus the damage to the parking lot (14.1% of our total car parking charges at the airport for 2019).

With respect to a second ejido, Santa Cruz del Valle, the district court’s ruling that the Mexican government’s 1975 expropriation decree was illegal was confirmed by the appellate court and is subject to enforcement against the Mexican government. On August 22, 2016, the district court ordered that their decision be carried out. We have appealed this decision. The Mexican government sought to provide restitution through financial compensation, and in July 2019, with the approval of the SCT, a settlement was reached between the parties providing for the payment of a complementary indemnification. On September 13, 2019, the settlement was approved by the district court.  As a result of the settlement, 196 hectares in operational areas that we already possessed by the airport were given legal certainty and an additional 101 hectares that were not possessed but were included in the concession were also turned over to the airport which will be able to be used for expansion of the airport.

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

Tijuana

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

Hermosillo

On October 28, 2019, the municipality of Hermosillo notified us regarding seven property tax claims for a total of Ps.10.2 million. We challenged claims by commencing an annulment proceeding on December 12, 2019. As of the date of this report, this proceeding is still pending.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.1.6 billion (historical value) at December 31, 2019 (excluding reserve amounts corresponding to 2019 net income).

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

We paid aggregate dividends of Ps.3,006.3 million in 2017, Ps.4,004.9 million in 2018, and Ps.4,425.4 million in 2019.

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

As of December 31, 2019, we had accumulated approximately Ps.4.8 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

Our common ADSs, each representing 10 Series B common shares, are traded on the NYSE under the ticker symbol “PAC.”  The Bank of New York Mellon serves as the depositary for our common ADSs.  On April 30, 2020, there were 74,093,050 common ADSs outstanding, representing 15.5% of our total share capital.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of May 22, 2020:

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

At the General Ordinary Shareholders’ Meeting held on April 23, 2019, we declared a dividend of Ps.4,425.4 million, or Ps.4.21 per common shares outstanding. The first payment for that dividend in the amount of Ps.2,212.7 million was made on August 29, 2019, and the remaining Ps.2,212.7 million was paid on November 20, 2019. In an Extraordinary Shareholders’ Meeting also held on April 23, 2019, our shareholders approved an additional capital distribution of Ps.1,592.5 million, or Ps.3.03 per outstanding share.  The payment was made on May 8, 2019.

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

Our capital stock may be reduced by resolution of a shareholders’ meeting taken generally pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon repurchase of our own stock in accordance with the Securities Market Law. See “Item 10, Additional Information – Corporate Governance – Share Repurchases” below.

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

MBJA and PACKAL are parties to airport concessions granted by the AAJ under which MBJA and PACKAL are required to operate, maintain and develop the Montego Bay and Kingston airports, respectively, in exchange for certain benefits. See “Item 4, Information on the Company – Regulatory Framework –Sources of Jamaican Regulation,” “Item 4, Information on the Company – Regulatory Framework – Jamaican Airport Concession Agreements.” See “Item 5, Recent Developments – Kingston Airport Concession."

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar but collected in pesos based on the average exchange rate for the prior month. In 2017, 2018 and 2019, approximately 29.8%, 28.0% and 27.4%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2017, 2018 and 2019, 33.4%, 31.1% and 31.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). A depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues. Approximately 23.2% of our 2019 aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 18.8% of our consolidated costs and expenses are denominated in U.S. dollars. Based upon a 10% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2019, we estimate that our revenues would have increased by approximately Ps.332.8 million, and our costs and expenses would have increased approximately Ps.146.1 million.

As of December 31, 2017, 2018 and 2019, respectively, 20.4%, 59.6% and 55.2% of our cash and marketable securities were denominated in U.S. dollars and 0.4%, 0.0% and 0.01% were denominated in euros.

In 2017, we did not incur any additional U.S. dollar indebtedness, and as of December 31, 2017, we had U.S.$215.5 in U.S. dollar-denominated debt. In 2018, we obtained U.S.$28.0 million in loans and prepaid U.S.$9.1 million. In 2019, we obtained U.S.$5.0 million in loans. We had a total of U.S.$235.4 million in U.S. dollar-denominated debt as of December 31, 2019. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2017, 2018 and 2019, we did not have any outstanding forward foreign exchange contracts.

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

As of December 31, 2019, we had approximately Ps.10.5 billion in variable rate debt, in 2017 and 2019 we contracted an interest rate swap to cover the risk for increased interest rate, related to the issuance of the GAP 17, GAP 17-2 and GAP 19 covering Ps.6.8 billion. We have Ps.1.5 billion in fixed rate debt, for a total of Ps.12.0 billion.

In addition, on September 24, 2015, we signed two unsecured credit agreements for the refinancing of the bridge loans obtained for the acquisition of DCA. The new loans, from Bank of Nova Scotia and BBVA Bancomer, for U.S.$95.5 million each, generate interest at the variable one-month Libor rate plus 99 and 105 basis points, respectively. The Bank of Nova Scotia and BBVA Bancomer loans were disbursed on January 19, 2016 and February 15, 2016, respectively, and have a five-year maturity.

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

On February 26, 2019, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swap) in order to cover the risk derived from the tranche of the GAP 17-2 long-term debt securities.  The contract is for a value of Ps.2.3 billion and pays a fixed interest rate of 8.0315% at the maturity of the long-term debt securities.

On February 27, 2019, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swap) in order to cover the risk derived from the tranche of the GAP 19 long-term debt securities.  The contract is for a value of Ps.3.0 billion and pays a fixed interest rate of 8.03% at the maturity of the long-term debt securities.

Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities is recognized.

During 2017, we paid (i) Ps.440.8 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 7.05% plus a contractual fixed spread and average Libor rate of 1.5% plus a contractual fixed spread and (ii) Ps.138.3 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase of the TIIE-28 and the Libor rate, we estimate that our interest expense would have increase by Ps.112.1 million.

During 2018, we paid (i) Ps.765.6 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 7.78% plus a contractual fixed spread and average Libor rate of 1.45%, plus a contractual fixed spread and (ii) Ps.138.1 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase of the TIIE-28 and the Libor rate, we estimate that our interest expense would have increase by Ps.121.7 million.

During 2019, we paid (i) Ps.989.8 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 7.78% plus a contractual fixed spread and average Libor rate of 1.5%, plus a contractual fixed spread and (ii) Ps.153.5 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase of the TIIE-28 and the Libor rate, we estimate that our interest expense would have increase by Ps.84.3 million.

Because both our U.S. dollar loans and our peso bond debt have variable interest rates, an increase without interest rate hedges would reduce our cash flows. To reduce our exposure, we have contracted interest rate hedges with HSBC and Scotiabank. These financial instruments with HSBC and Scotiabank to cover our GAP 15 debt securities for Ps. 2,200,000 were not entered into for speculative purposes, but were also not formally designated and therefore did not qualify as hedging instruments for accounting purposes. As a result changes in their fair value are recognized in the profit or loss within finance cost. The financial instruments with Scotiabank to cover the GAP 17-2 and GAP 19 debt securities were entered into for speculative purposes and were formally designated. Therefore, these instruments qualify as hedging instruments for accounting purposes, and as a result, changes in their fair value are recognized in other comprehensive income and profit or loss in the cash flow hedges reserve.

	Notional amount		Coverage						Market value at December 31, 2019
	(millions)		start date	Rate	Floor	CAP 1	CAP 2	Due date	(in millions)
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	0.7
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		0.6
Scotiabank	Ps.	2,200.0	April 2016	TIIE-28	4.05%	5.75%	6.75%	February 2020		3.4
Total									Ps.	4.7

HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022	Ps.	(18.0)
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	—	—	—	November 2022		(87.0)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	—	—	—	March 2024		(160.9)
Total									Ps.	(265.9)

For the year ended December 31, 2019, we recognized a loss of Ps.149.7 million within finance cost as expense of the period, due to the value of the premium paid, for the effect of the intrinsic value of these hedges. In 2019, we recognized Ps.172.1 in the reserve for the loss of fair value of the coverage for cash flow hedges of the GAP 17-2 and GAP 19 debt securities.

On March 4, 2016, we entered into a hedge on our bank loans. Because the current Libor 1M rates were below the first cap, which is 1.75%, the hedging instrument was not used in 2016 and 2017. During 2018, we used the coverage because the 30-day Libor exceeded the first cap of 1.75%. As of December 31, 2018 and 2019, we recognized interest income of Ps. 9.9 million and Ps.19.3 million, respectively for the application of the hedge in the financial cost.

On April 1, 2016, we entered into a hedge on our variable interest rates debt securities. In 2017, 2018 and 2019, we used the hedge because the TIIE-28 rate surpassed the first cap of 5.75%. At December 31, 2017, 2018 and 2019, we recognized Ps.19.6 million, Ps.22.9 million and Ps.22.3 million, respectively, for the application of the hedge in the financial cost.

On May 4, 2017, we entered into a hedge on our long-term debt securities issued in April 2017 at a TIIE-28 plus 49 base points, for which we contracted a swap at 7.21%. As of December 31, 2018 and 2019, we recognized Ps.11.5 million and Ps.17.3 million, respectively, for the application of the hedge.

On February 26, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in November 2017. These debt securities were issued at a 28-day TIIE variable rate plus 44 basis points, so a swap was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2019 we recognized Ps.6.5 million as finance income and Ps.0.6 million as finance expense as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE.

On February 27, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in March 2019; These debt securities were issued at a 28-day TIIE variable rate plus 45 basis points, so a swap was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2019 we recognized Ps.6.8 million as finance income and Ps.0.7 million as finance expense as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2017, we received U.S.$194.6 thousand in reimbursements from the depositary for expenses corresponding to 2015 and 2016. In 2018, we received U.S.$74.0 thousand in reimbursements from the depositary for expenses corresponding to 2017. In 2019, we received U.S.$36.9 thousand in reimbursements from the depository for expenses corresponding to 2018.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures
a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2019. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2019.

Our independent registered public accounting firm that audited the financial statements included in this filing has issued an attestation report on the effectiveness of our internal control over financial reporting.

c)	Report of Independent Registered Public Accounting Firm on Internal Controls

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017, 2018 and 2019, and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated May 28, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Cárdenas Dosal, S.C.
Guadalajara, Jalisco, Mexico
May 28, 2020

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer and chief financial officer, and personnel performing similar functions as well as to our other officers and employees. Our code of ethics is an exhibit to this annual report on Form 20-F and is available on our website at www.aeropuertosgap.com.mx. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer, and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. The information found on our website, other than as specifically incorporated by reference into this annual report on Form 20-F, is not part of this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Cárdenas Dosal S.C. (“KPMG Mexico”), during the fiscal years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017		2018		2019
	(thousands of pesos)
Audit fees	Ps.	7,694	Ps.	9,799	Ps.	9,856
Audit-related fees		3,668		2,197		2,526
Other fees		331		562		458
Total fees	Ps.	11,693	Ps.	12,558	Ps.	12,840

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

We have not engaged our independent auditors for tax compliance, tax advice or tax planning services in the fiscal years ended December 31, 2017, 2018 and 2019.

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

8.1	List of subsidiaries of the Company.

11.1	Code of Ethics of the Company*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	Filed herewith.

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

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ [Saúl Villarreal García]
Name:	Saúl Villarreal García
Title:	Chief Financial Officer

Dated: May 28, 2020

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2017, 2018 and 2019 and for the

Years Ended December 31, 2017, 2018 and 2019

and Report of Independent Registered Public

Accounting Firms Dated May 28, 2020

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Auditors and 2017, 2018 and 2019 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2019, 2018 and 2017, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 28, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of classification of expenditures as improvements to concession assets or maintenance costs

As discussed in the notes 3.d and 8 to the consolidated financial statements, the improvements to concession assets net balance as of December 31, 2019 was Ps. 12,063 million pesos. The Company is committed to carry-out numerous expenditures to each of its airports on an annual basis, in the case of Mexican airports, and every five years in Jamaica, under the Master Development Programs. Expenditures which are considered to be upgrades on or improvements to concession assets are recognized as intangible assets - improvements to concession assets. Additionally, the Company recognizes revenue and an expense of equal value for these expenditures. Expenditures in relation to general maintenance of the concession assets is recognized as an expense in the consolidated statement of profit and loss and other comprehensive income.

We identified the assessment of the classification of certain items of expenditure as either improvements to concession assets or as maintenance expenses as a critical audit matter because it required significant auditor judgment.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company´s expenditures process including controls over the assessment made by the Company to classify expenditures as either improvements to concession assets or as maintenance expenses.  We read the Master Development Programs and evaluated the Company’s policy for classifying expenditures as either improvements to concession assets or as maintenance expenses, considering the relevant accounting literature. We checked that the Company’s policy was applied to a sample of expenditures recognized as intangible assets during the year ended December 31, 2019, and to a sample of maintenance expenses recognized during the year ended December 31, 2019.

/s/ KPMG CÁRDENAS DOSAL S.C.

We have served as the Company’s auditor since 2016

KPMG CÁRDENAS DOSAL S.C
Guadalajara, Jalisco, México
May, 28, 2020

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2017, 2018 and 2019

(In thousands of Mexican Pesos)

Assets

	December 31, 2017		December 31, 2018		December 31, 2019
Current assets:
Cash and cash equivalents (Note 5)	Ps.	7,730,143	Ps.	6,151,457	Ps.	7,500,193
Trade accounts receivable – net (Note 6)		997,370		1,395,362		1,479,410
Recoverable taxes and tax payments in excess (Note 12.b)		198,576		220,144		291,575
Other current assets		54,070		73,244		96,306
Total current assets		8,980,159		7,840,207		9,367,484
Advanced payments to suppliers		123,988		226,548		241,231
Machinery, equipment and improvements on leased assets – net (Note 7)		1,655,688		1,906,233		1,905,684
Improvements to concession assets – net (Note 8)		9,944,022		10,982,860		12,063,383
Airport concessions – net (Note 9)		11,754,661		11,412,118		10,821,596
Rights to use airport facilities – net (Note 10)		986,995		930,296		873,598
Other acquired rights – net (Note 11)		514,993		498,296		481,600
Derivative financial instruments (Note 16)		106,815		136,457		4,686
Deferred income taxes – net (Note 12.e)		5,354,282		5,472,279		5,648,944
Investments in associates (Note 13)		11,016		35		114
Right-of-use assets		—		46,696		34,628
Other assets – net		84,913		98,477		134,856
Total	Ps.	39,517,532	Ps.	39,550,502	Ps.	41,577,804

See accompanying notes to consolidated financial statements.

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2017, 2018 and 2019

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2017		December 31, 2018		December 31, 2019
Current liabilities:
Banks loans, debt securities and current portion of the debt (Note 17.a and b)	Ps.	141,412	Ps.	—	Ps.	2,200,000
Concession taxes payable		302,573		347,972		394,422
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 32.a)		252,622		298,376		355,361
Accounts payable (Note 14)		1,066,069		1,154,712		1,163,773
Taxes payable		74,342		165,156		131,511
Liabilities for assets in lease (Note 15.b)		—		14,510		12,577
Derivative financial instruments (Note 16)		—		—		265,979
Dividends payable		130,846		—		—
Income taxes payable (Note 12)		327,283		191,797		152,943
Total current liabilities		2,295,147		2,172,523		4,676,566
Deposits received in guarantee (Note 4)		1,082,537		1,130,740		1,143,485
Liabilities for assets in lease (Note 15.b)		—		33,689		24,615
Deferred income taxes (Note 12.e)		839,253		784,931		681,909
Retirement employee benefits (Note 18)		112,980		120,606		144,743
Long-term borrowings (Note 17.a)		4,110,846		4,535,863		4,437,043
Debt securities (Note 17.b)		9,000,000		9,000,000		9,800,000
Total long-term liabilities		15,145,616		15,605,829		16,231,795
Total liabilities		17,440,763		17,778,352		20,908,361
Equity (Note 19):
Common stock		9,028,446		7,777,576		6,185,082
Repurchased shares		(1,733,374)		(1,733,374)		(1,733,374)
Legal reserve		1,119,029		1,345,709		1,592,551
Reserve for repurchase of shares		2,728,374		2,983,374		3,283,374
Retained earnings		9,001,269		9,552,071		9,940,035
Foreign currency translation reserve		876,300		775,619		525,992
Remeasurements of employee benefits – Net of income tax		8,171		8,010		6,606
Reserve for financial instruments of cash flow hedges – Net of income tax		—		—		(172,094)
Total equity attributable to controlling interest		21,028,215		20,708,985		19,628,172
Non-controlling interest (Note 20)		1,048,554		1,063,165		1,041,271
Total equity		22,076,769		21,772,150		20,669,443
Total	Ps.	39,517,532	Ps.	39,550,502	Ps.	41,577,804

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2017, 2018 and 2019

(In thousands of Mexican Pesos, except per share amounts)

	2017		2018		2019
Revenues (Note 21):
Aeronautical services	Ps.	8,280,522	Ps.	9,499,154	Ps.	10,547,720
Non-aeronautical services		2,772,905		3,183,532		3,771,500
Improvements to concession assets		1,312,491		1,440,204		1,906,801
		12,365,918		14,122,890		16,226,021
Operating costs:
Cost of services (Note 22)		2,110,407		2,453,722		2,744,864
Technical assistance fees (Note 32)		357,451		411,477		461,549
Concession taxes (Note 9)		944,197		1,076,350		1,318,220
Depreciation and amortization (Note 23)		1,443,562		1,569,637		1,776,137
Cost of improvements to concession assets (Note 25)		1,312,491		1,440,204		1,906,801
Other (income) expense – net (Note 26)		(83,921)		(73,152)		1,212
		6,084,187		6,878,238		8,208,783
Income from operations		6,281,731		7,244,652		8,017,238
Finance cost – net (Note 27):
Finance income		420,735		576,694		665,829
Finance cost		(619,207)		(1,012,411)		(1,425,746)
Exchange gain – net		99,083		199,684		88,785
		(99,389)		(236,033)		(671,132)
Share of (loss) profit of associate (Note 13)		(10,620)		(947)		79
Income before income taxes		6,171,722		7,007,672		7,346,185
Income tax (Note 12.c):
Current		1,849,551		2,117,491		2,055,783
Deferred		(408,910)		(248,450)		(164,340)
		1,440,641		1,869,041		1,891,443
Profit for the year		4,731,081		5,138,631		5,454,742
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		(226,494)		(103,569)		(269,440)
Cash flow hedges, effective portion of changes in fair value, net of income tax		-		-		(172,094)
Items that will not be reclassified to profit or loss Remeasurements of employee benefit – net of income tax		(2,602)		(161)		(1,404)
Total comprehensive income for the year	Ps.	4,501,985	Ps.	5,034,901	Ps.	5,011,804
Profit for the year attributable to:
Controlling interest	Ps.	4,649,120	Ps.	5,037,368	Ps.	5,360,152
Non-controlling interest		81,961		101,263		94,590
	Ps.	4,731,081	Ps.	5,138,631	Ps.	5,454,742
Total comprehensive income for the year attributable to:
Controlling interest	Ps.	4,451,659	Ps.	4,936,526	Ps.	4,937,027
Non-controlling interest		50,326		98,375		74,777
	Ps.	4,501,985	Ps.	5,034,901	Ps.	5,011,804
Weighted average number of common shares outstanding		525,575,547		525,575,547		525,575,547
Basic and diluted earnings per share (in Mexican Pesos, Note 3.s)	Ps.	8.8457	Ps.	9.5844	Ps.	10.1986

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2018 and 2019

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2017	561,000,000	Ps.	10,778,613	Ps.	(1,733,374)	Ps.	960,943	Ps.	2,683,374	Ps.	7,561,527	Ps.	1,071,159	Ps.	10,773	Ps.	21,333,015	Ps.	1,071,554	Ps.	22,404,569
Dividends declared non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		(73,326)		(73,326)
Transfer of earnings to legal reserve (Note 19.h)	—		—		—		158,086		—		(158,086)		—		—		—		—		—
Dividends paid, Ps. 5.72 pesos per share (Note 19.b)	—		—		—		—		—		(3,006,292)		—		—		(3,006,292)		—		(3,006,292)
Capital distribution Ps. 3.33 pesos per share (Note 19.c)	—		(1,750,167)		—		—		—		—		—		—		(1,750,167)		—		(1,750,167)
Reserve for repurchase of shares (Note 19.b)	—		—		—		—		45,000		(45,000)		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		4,649,120		—		—		4,649,120		81,961		4,731,081
Other comprehensive income for the year	—		—		—		—		—		—		(194,859)		(2,602)		(197,461)		(31,635)		(229,096)
Total comprehensive income for the year	—		—		—		—		—		4,649,120		(194,859)		(2,602)		4,451,659		50,326		4,501,985
Balances as of December 31, 2017	561,000,000		9,028,446		(1,733,374)		1,119,029		2,728,374		9,001,269		876,300		8,171		21,028,215		1,048,554		22,076,769
Dividends declared non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		(83,764)		(83,764)
Transfer of earnings to legal reserve (Note 19.h)	—		—		—		226,680		—		(226,680)		—		—		—		—		—
Dividends paid, Ps. 7.62 pesos per share (Note 19.d)	—		—		—		—		—		(4,004,886)		—		—		(4,004,886)		—		(4,004,886)
Capital distribution Ps. 2.38 pesos per share (Note 19.e)	—		(1,250,870)		—		—		—		—		—		—		(1,250,870)		—		(1,250,870)
Reserve for repurchase of shares (Note 19.d)	—		—		—		—		255,000		(255,000)		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		5,037,368		—		—		5,037,368		101,263		5,138,631
Other comprehensive income for the year	—		—		—		—		—		—		(100,681)		(161)		(100,842)		(2,888)		(103,730)
Total comprehensive income for the year	—		—		—		—		—		5,037,368		(100,681)		(161)		4,936,526		98,375		5,034,901
Balances as of December 31, 2018	561,000,000	Ps.	7,777,576	Ps.	(1,733,374)	Ps.	1,345,709	Ps.	2,983,374	Ps.	9,552,071	Ps.	775,619	Ps.	8,010	Ps.	20,708,985	Ps.	1,063,165	Ps.	21,772,150

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2018 and 2019

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non- controlling interest		Total equity
Balances as of January 1, 2019	561,000,000	Ps.	7,777,576	Ps.	(1,733,374)	Ps.	1,345,709	Ps.	2,983,374	Ps.	9,552,071	Ps.	775,619	Ps.	8,010	Ps.	—	Ps.	20,708,985	Ps.	1,063,165	Ps.	21,772,150
Dividends declared non-controlling interest (Note 20)	—		—		—		—		—		—		—		—		—		—		(96,671)		(96,671)
Transfer of earnings to legal reserve (Note 19.h)	—		—		—		246,842		—		(246,842)		—		—		—		—		—		—
Dividends paid, Ps. 8.42 pesos per share (Note 19.f)	—		—		—		—		—		(4,425,346)		—		—		—		(4,425,346)		—		(4,425,346)
Capital distribution Ps. 3.03 pesos per share (Note 19.g)	—		(1,592,494)		—		—		—		—		—		—		—		(1,592,494)		—		(1,592,494)
Reserve for repurchase of shares (Note 19.f)	—		—		—		—		300,000		(300,000)		—		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		5,360,152		—		—		—		5,360,152		94,590		5,454,742
Other comprehensive income for the year	—		—		—		—		—		—		(249,627)		(1,404)		(172,094)		(423,125)		(19,813)		(442,938)
Total comprehensive income for the year	—		—		—		—		—		5,360,152		(249,627)		(1,404)		(172,094)		4,937,027		74,777		5,011,804
Balances as of December 31, 2019	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	9,940,035	Ps.	525,992	Ps.	6,606	Ps.	(172,094)	Ps.	19,628,172	Ps.	1,041,271	Ps.	20,669,443

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2018 and 2019

(In thousands of Mexican Pesos)

	2017		2018		2019
Cash flows from operating activities:
Profit for the year	Ps.	4,731,081	Ps.	5,138,631	Ps.	5,454,742
Adjustments for:
Employee benefits		16,688		7,465		22,733
Allowance expected credit loss		866		(15,131)		5,299
Depreciation and amortization		1,443,562		1,569,637		1,776,137
Loss on sale of machinery, equipment and improvements to leased assets		—		5,554		586
Share of loss (profit) of associate		10,620		947		(79)
Net (gain) loss on derivative financial instruments		(34,361)		(29,643)		149,770
Interest expense for financing activity		600,813		896,165		1,142,086
Unrealized exchange (gain) loss		(172,849)		10,827		(111,544)
Provisions		6,480		(2,650)		6,930
Income tax expense		1,440,641		1,869,041		1,891,443
		8,043,541		9,450,843		10,338,103
Changes in:
Trade accounts receivable		(394,746)		(383,361)		(101,537)
Recoverable income tax and other current assets		9,275		93,827		(28,591)
Concession taxes payable		55,422		43,672		57,378
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		54,110		45,754		56,985
Accounts payable		24,580		114,384		11,642
Taxes payable		49,169		90,811		(33,539)
Deposits received in guarantee		147,714		43,121		26,673
Cash generated by operating activities		7,989,065		9,499,051		10,327,114
Income taxes paid		(1,820,363)		(2,263,432)		(2,163,057)
Net cash provided by operating activities		6,168,702		7,235,619		8,164,057
Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased assets, improvements to concession assets and advance payments to suppliers		(1,923,893)		(2,501,656)		(2,478,988)
Proceeds from sales of machinery and equipment		—		6,604		4,186
Equity reimbursement from associate		—		10,034		—
Cash flows by concession right		—		(50,354)		(97,628)
Other investment activities		(14,682)		(15,039)		(13,665)
Net cash used in investing activities		(1,938,575)		(2,550,411)		(2,586,095)
Cash flows from financing activities:
Dividends declared and paid		(3,006,292)		(4,004,886)		(4,425,346)
Dividends paid to non-controlling interest		—		(274,685)		(146,715)
Capital distribution		(1,750,167)		(1,250,870)		(1,592,494)
Proceeds from issuance of debt securities		3,800,000		—		3,000,000
Proceeds from bank loans		—		534,807		96,308
Repayments on bank loans		(151,724)		(252,095)		—
Interest paid on leasing		—		(3,733)		(3,703)
Payment of obligations for leases		—		(11,504)		(16,261)
Interest paid on financial loans		(579,133)		(903,728)		(1,143,318)
Net cash used in financing activities		(1,687,316)		(6,166,694)		(4,231,529)
Effects of exchange rate changes on cash held:		(806)		(97,200)		2,303
Increase (decrease) in cash and cash equivalents		2,542,005		(1,578,686)		1,348,736
Cash and cash equivalents at beginning of year		5,188,138		7,730,143		6,151,457
Cash and cash equivalents at the end of year	Ps.	7,730,143	Ps.	6,151,457	Ps.	7,500,193
Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased buildings and improvements to concession assets	Ps.	409,271	Ps.	318,519	Ps.	286,409

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of Mexican Pesos)

1.	Activities of the Company and significant events

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San José del Cabo,  Guanajuato (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes.  Moreover the Company operates, maintains and utilizes two airports in Jamaica, starting in April 2015,   the Sangster International Airport in Montego Bay, Jamaica by the subsidiary MBJ Airports Limited (MBJA), and on October 2019 the Norman Manley International Airport (NMIA) by the subsidiary PAC Kingston Airport Limited (PACKAL). The Company’s principal address is Mariano Otero Avenue 1249 B, six floor, Rinconada del Bosque, zip code 44530, Guadalajara, Jalisco, Mexico.

a.	Activities

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (ASA), a Mexican Governmental agency, which was responsible for the operation of all public airports in Mexico.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. were granted concessions by the Ministry of Communications and Transportation (SCT) to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998 (The Concession or Concessions). The cost of the concessions, which totaled Ps.15,938,359, was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP, the strategic shareholder of the Company) for its interests in GAP. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on the same date.

The term of the concession is 50 years as of November 1, 1998 and may be extended by the SCT on one or more occasions for up to 50 additional years under certain circumstances. Beginning on November 1, 1998, the Company is required to pay an annual tax to the Mexican Government, through the SCT, for use of the public property, equivalent to 5% of each concessionaire’s annual gross revenues, according to the concession terms and the Mexican Federal Duties Law.

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

On February 24, 2006, the Company made an initial public offering of its Series B shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its 100% shares participation, both in the United States of America, via the New York Stock Exchange (NYSE) and in Mexico, via the Mexican Stock Exchange (BMV). Consequently, as of this date, the Company became a public entity in both Mexico and in the United States of America and is required to meet various legal obligations and regulations for public entities applicable in each country.

On April 20, 2015, the Company carried out a transaction for the acquisition of 100% of the shares of the Spanish company Desarrollo de Concesiones Aeroportuarias, S.L. (DCA). The transaction was fully paid on the same date. The acquisition was the result of a private and confidential bidding process among various participants, which concluded in favor of GAP. The total amount of the transaction was USD$192 million.

DCA has a 74.5% stake in MBJA, the entity that operates Sangster International airport in Montego Bay in Jamaica. MBJA holds the concession to operate, maintain and utilize the airport for a period of 30 years, beginning April 2, 2003. Vantage Airport Group Limited (Vantage) owns the remaining 25.5% stake in MBJA.

DCA also has a 14.77% stake in SCL Terminal Aéreo Santiago, S.A. (SCL), the operator of the international terminal in Santiago, Chile until September 30, 2015. On September 30, 2015, the concession to operate the Santiago de Chile airport expired, consequently, those assets were immediately returned to the Chilean government and the new operator without any significant incidents. Though SCL will no longer have operations, SCL must remain in effect for an additional year after the transfer. After that first year, SCL will remain in effect until its dissolution in accordance with tax regulations in Chile.

On October 10, 2018, the Company through its subsidiary PACKAL, entered into a concession agreement with Airport Authority of Jamaica (AAJ), with which the authority guaranteed to PACKAL the right to rehabilitate, develop, operate and maintain NMIA for a period of 25 years with a possible extension of 5 years, as of October 10, 2019. In accordance with the terms of the concession agreement, the Company paid USD $7.1 million (USD $2.1 million to the International Finance Corporation (IFC) and USD $5.0 million to the AAJ). Once the operation begins, PACKAL is obliged to pay the AAJ a concession right of 62.01% of the total aeronautical and commercial revenues. All long-lived assets located in the NMIA are owned by AAJ. Upon the expiration of the term of the concessions agreement granted to the Company, the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ.

b.	Significant events
–

On March 29, 2019, the Company issued 30 million long-term debt securities for a total Ps. 3,000,000 which are unsecured and payment of principal at maturity corresponding to the tranche of GAP 19. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 45 basis points, and the principal payment will be made upon maturity, on March 22, 2024. Proceeds from the issuance will be allocated to the Mexico´s finance Company’s Master Development Plan (MDP).

–

In an Annual General Ordinary Shareholders’ Meeting held on April 23, 2019, the Shareholders approved a dividend payment of Ps. 8.42 per outstanding share on the date of each payment, excluding shares repurchased in accordance with Article 56 of the Mexican Securities Market Law. The first payment for Ps. 4.21 per share was in cash on August 29, 2019 for a total of Ps. 2,212,673, and the second payment for Ps. 4.21 per share was made on November 20, 2019 for a total of Ps. 2,212,673. The total payment for dividends was Ps. 4,425,346, as mentioned in Note 19.f.

–

In a General Extraordinary Shareholders’ Meeting held on April 23, 2019, the Shareholders approved a capital reduction of Ps. 3.03 per share. The payment was made on May 17, 2019 for Ps. 1,592,494 as described in Note 19.g.

–	On October 10, 2019, the Company took control and began to operate NMIA in the city of Kingston, Jamaica.

2.	Basis of presentation

a.

Statement of Compliance – These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), its amendments and interpretations issued by the International Accounting Standards Board (IASB) issued and outstanding or issued and adopted early on the date of preparation of these consolidated financial statements.

b.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

c.

Basis of preparation – The consolidated financial statements have been prepared on the historical cost basis except for assets and liabilities assumed in the business combinations on the date of purchase, which were recorded at fair value, derivative financial instruments and non-derivative financial instruments with changes in profit and loss and the liabilities for defined benefits are recognized at present value.

–	Historical cost – Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

–

Fair value – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability on the measurement date. When there are no market and/or market participants willing to create a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The levels of fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access on the measurement date;
•	Level 2 inputs are other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability
d.

Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2017, 2018 and 2019. The consolidated subsidiaries are as follows:

Company	% participation	Location	Activity
Aeropuerto de Aguascalientes, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto del Bajío, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Guadalajara, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Hermosillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de La Paz, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Los Mochis, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Manzanillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Mexicali, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Morelia, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de San José del Cabo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Tijuana, S.A. de C.V.	99.99%	Mexico	Operation of airport
Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)	99.99%	Mexico	Provides personnel services
Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)	99.99%	Mexico	Non-profit Organization dedicated to social orientation and infrastructure support of educational institutions
Puerta Cero Parking, S.A. de C.V. (PCP)	99.99%	Mexico	Operation of parking lot
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)	99.99%	Mexico	Administrative services
Aerocomercializadora del Pacifico, S.A. de C.V. (ADP)	99.99%	Mexico	Operation of hotel infrastructure and other commercial services (without operation since 2018)
Desarrollo de Concesiones Aeroportuarias, S.L. (DCA)	100.0%	Spain	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited (MBJA)	74.50%	Jamaica	Operation of airport
PAC Kingston Airport Limited (PACKAL)	100.0%	Jamaica	Operation of airport
GA del Pacífico es do Brasil, LTDA	99.99%	Brazil	No operation

Control is achieved when the Company:

•	Has power over the investee;
•	Is exposed, or has rights, to variable returns from its involvement with the investee; and
•	Has the ability to use its power to affect its returns.

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

When necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with the Company's accounting policies.

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

e.	Application of new and revised International Financing Reporting Standards.

Modification of International Financing Reporting Standards (“IFRSs” or “IAS”) and new interpretations that are mandatorily effective for the current year

Annual Improvements to IFRS 2015 - 2017

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

IAS 12 Income Taxes

The amendments clarify that an entity should recognize the income tax consequences of dividends in profit or loss, and other comprehensive income or equity according to where the Company originally recognized the transactions that generated the distributable profits. This is the case irrespective of whether different tax rates apply to distributed and undistributed profits.

IFRS 3 Business Combinations

The amendments clarify that when a Company obtains control of a business that is a joint operation, the entity applies the requirements for a business combination achieved in stages, including remeasuring its previously held interest (PHI) in the joint operation at fair value. The PHI to be remeasured includes any unrecognized assets, liabilities and goodwill relating to the joint operation.

IFRS 11 Joint Arrangements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation that is a business obtains joint control of such a joint operation, the Company does not remeasure its PHI in the joint operation.

Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement

The amendments clarify that the past service cost (or of the gain or loss on settlement) is calculated by measuring the defined benefit liability (asset) using updated assumptions and comparing benefits offered before and after the plan amendment (or curtailment or settlement) but ignoring the effect of the asset ceiling (that may arise when the defined benefit plan is in a surplus position). IAS 19 is now clear that the change in the effect of the asset ceiling that may result from the plan amendment (or curtailment or settlement) is determined in a second step and is recognized in the normal manner in other comprehensive income.

The paragraphs that relate to measuring the current service cost and the net interest on the net defined benefit liability (asset) have also been amended. A Company will now be required to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. In the case of the net interest, the amendments make it clear that for the period post plan amendment, the net interest is calculated by multiplying the net defined benefit liability (asset) as remeasured under IAS 19 with the discount rate used in the remeasurement (also taking into account the effect of contributions and benefit payments on the net defined benefit liability (asset)).

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as an entity; and
•	assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:
-	If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.
-	If not, the entity should reflect the effect of uncertainty in determining its accounting tax position the most probable amount or the expected value method.

The application of these amendments and standards had no effect on the Company's consolidated financial statements.

The Company has adopted IFRS 9 (using the cumulative effect method, which allows the Company not to restate comparative consolidated financial statements), IFRS 15 (using the cumulative effect method) and early adopted IFRS 16 (using the modified retrospective effect method) from January 1, 2018 and other new IFRS standards and new interpretations issued by the IASB, which did not have a significant effect on the consolidated financial statements of the Company and were disclosed in the 2018 period.

f.

Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2017, 2018 and 2019, and for the years then ended, are prepared in pesos, which is both, the functional and reporting currency of the Company and are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates as of year–end for each period.

Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions. During 2017, 2018 and 2019, were as follows:

Currency	2017		2018		2019
Pesos / USD	Ps.	18.9326	Ps.	19.2357	Ps.	19.2616
USD / Euros		USD$1.1293		USD$1.1815		USD$1.1196

g.

Use of estimates and critical judgments in preparing the consolidated financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities and income and expenses of the relevant period. Actual results could differ from these estimates. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

–	Expected credit loss (Note 6)
–	Definition of useful lives and depreciation and amortization periods (Notes 3.c. and 3.d.)
–	Capitalization of improvements to concession assets (Notes 3.d and 8)
–	Cash flow hedges (Notes 3.h and 16)
–	Identification and classification of leases (Note 15)
–	Probability of recovery of deferred income tax from tax loss carryforwards (Note 12.g)
–	Recovery of tax on assets paid in prior years (Note 12.i)
–	Assumptions used to determine liabilities for retirement benefits (Note 18)
–	Contingency liabilities (Note 29)

In addition to the estimates, the Company makes critical judgments in applying its accounting policies, which have a material effect on the amounts recognized in the consolidated financial statements. Management believes that the decisions made are the most reasonable based on the information available, on the judgments made and the way it manages the operation of the Company. Critical judgments relate to the following:

-

Accounting for the Concession – Management believes it has carried out a comprehensive implementation of the standards applicable to the accounting treatment of its concessions in Mexico and Jamaica and it determined that, among others, International Financial Reporting Interpretation (IFRIC) 12 Service Concession Arrangements is applicable to the Company. The Company treats its investments related to improvements and upgrades to be performed in connection with the MDP for Mexican and Jamaican Entities under the intangible asset model established by IFRIC 12 and does not recognize a provision for maintenance, as all investments required by the MDP, regardless of their nature, directly increase the Maximum Tariff per traffic unit (MT).  Accordingly, all amounts invested under the MDP have a direct correlation to the amount of fees the Company will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues the Company will be able to generate. As result, management defines all expenditures associated with investments required by the MDP as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the MDP is mandatory, as well as the fulfillment of the MT and therefore, in case of default in any of these obligations (MDP or MT), the Company could be subject to sanctions and even its concession could be revoked.  To determine the amortization period of the intangible associated with the improvements and upgrades made to comply with the MDP, the Company focuses on the period in which it will generate future economic benefits or the concession term, whichever is less.

h.

Income from operations – This line item is comprised of total revenues less the operating costs, including other income, net, Note 26. Although the presentation of income from operations is not required by nor is it defined under IFRS, it is included in the consolidated statements of profit or loss and other comprehensive income because management believes it represents a useful and reliable measure of the economic and financial performance of the Company.

i.

Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2017, 2018 and 2019, other comprehensive income is represented by the effects of translation of foreign subsidiaries, actuarial remeasurements and the reserve of cash flow hedges of financial instruments. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are recognized in the income statement as long as permitted under IFRS.

j.	Classification of cost and expenses – Costs and expenses presented in the consolidated statements of profit or loss and other comprehensive income were classified according to their nature.
3.	Significant accounting policies

The consolidated financial statements comply with the IFRS as issued by the IASB. Its preparation requires management to make certain estimates and use certain assumptions that affect certain items of the consolidated financial statements and their related disclosures required therein. However, actual results could differ from those estimates. The Company's management, upon applying professional judgment, considers that estimates and assumptions used were adequate under the circumstances (Note 2.g). The significant accounting policies of the Company are as follows:

a.	Financial instruments

i. Recognition and initial measurement

All other financial assets and financial liabilities are initially recognized when the Company becomes party to the contractual provisions of the instrument. Trade account receivables are initially recognized when they are originated.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at Fair Value Through Profit or Loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price. A commercial debtor without a significant financing component is initially measured at the transaction price.

ii. Classification and subsequent measurement Financial assets and liabilities

Financial assets – Policy applicable from January 1, 2018.

All regular way purchases or regular incomes of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Financial asset that meet the following conditions is subsequently measured at amortized cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•	the contractual terms of the financial asset give rise to specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at Fair Value Trough Other Comprehensive Income (FVTOCI):

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
•	the contractual terms of the financial asset give rise to specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss. This election is made on an investment-by-investment basis.

–	Financial assets – Business model assessment: Policy applicable from January 1, 2018.

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

•	how the performance of the trade account is evaluated and reported to key management personnel;
•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•	how managers of the business are compensated; and
•	the frequency, volume and timing of the sale of financial assets in prior periods, the reasons for such sales and the expectations regarding future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose and is consistent with the Company continuing recognition of the assets.

Financial assets are held for trading and are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

-	Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from January 1, 2018.

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument.

This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the sole payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or Premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

-	Subsequent measurement and gains and losses: Policy applicable from January 1, 2018

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

Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost and at FVTOCI. For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If, in subsequent reporting periods, the credit risk of the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.

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

Interest income is recognized in profit or loss and is included in the net finance income and in other comprehensive income – Finance income line item (Note 27).

-	Debt securities measured at FVTOCI

Financial instruments held by the Company are classified at FVTOCI. The fair value is determined in the manner as is described in Note 16. Financial instruments are specifically measured at a fair value plus transaction costs. Subsequently, changes in the carrying amount of these financial instruments as a result of foreign exchange gains and losses, changes in profit or loss, and interest income affected through the effective interest method are recognized in the consolidated statements of profit or loss and other comprehensive income. The amounts that are recognized as profit or loss are the same as the amounts that would have been recognized as profit or loss if they had been measured at amortized cost. All other changes in book value are at amortized cost. All other changes in the carrying amount of these financial instruments are recognized in other comprehensive income or accumulated under the reserve of the cash flow hedges of the financial instruments. When these debt securities are written off, the accumulated gains or losses previously recognized in other comprehensive income are reclassified as profit or loss in the finance cost.

-	Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL.

Specifically:

•

Investments in equity instruments are classified as at FVTPL, unless the Entity designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition.

•

Debt instruments that do not meet the amortized cost criteria or the FVTOCI criteria are classified as at FVTPL. In addition, debt instruments that meet either the amortized cost criteria or the FVTOCI criteria may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency (so called ‘accounting mismatch’) that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. The Entity has not designated any debt instruments as at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent that they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss includes any interest earned on the financial asset and is included in the finance cost.

Debt investments at fair value through other comprehensive income (FVOCI) are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI are subsequently measured at fair value. Interest are recognized in profit or loss unless the interest clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

-	Foreign exchange gains and losses

The carrying amount of financial assets that is denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period.

Specifically:

•	for financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in profit or loss in the line of finance cost;
•

for debt instruments measured at FVTOCI that are not part of a designated hedging relationship, exchange differences on the amortized cost of the debt instrument are recognized in profit or loss in the line of finance cost. Other exchange differences are recognized as changes in fair value in profit or loss and other comprehensive income.

•	for financial assets measured at FVTPL that are not part of a designated hedging relationship, exchange differences are recognized in profit or loss in the line of finance cost; and
•	for equity instruments measured at FVTOCI, exchange differences are recognized in other comprehensive income in foreign currency translation reserve.

-	Write-off policy

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

-	Measurement and recognition of expected credit losses

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

For financial assets, the expected credit loss (ECL) is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. For a lease receivable, the cash flows used for determining the expected credit losses is consistent with the cash flows used in measuring the lease receivable in accordance with IFRS 16 Leases. Revenue recognition for commercial leases contracts are detailed in Note 21.

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

The Company recognizes a loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and accumulated in the investment revaluation reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position.

-	Derecognition of financial assets

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

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. In addition, on derecognition of an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. In contrast, on derecognition of an investment in an equity instrument which the Entity has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the investments revaluation reserve is not reclassified to profit or loss, but is transferred to retained earnings.

Financial assets – Policy applicable, subsequent measurement and gains and losses before January 1, 2018

The Company’s financial assets are classified into the following specified categories: i) financial assets at FVTPL and ii) trade accounts receivable.

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

–	Derecognition of financial liabilities

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

Financial liabilities and equity instruments – Debt and equity instruments are classified as financial liability or equity liabilities according to the content of the contractual agreements and the definitions of a financial liability and an equity instrument.

–	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the resources received, that is, the net of direct costs from the emission.

Repurchase of the Company’s common stock is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss at the purchase, sale, issue or cancellation of the Company’s own equity instruments.

–	Offsetting

Even when the Company has the right, in certain cases, for a compensation of financial assets and liabilities, as of the date of this consolidated financial statements, the Company does not have the intention of compensating a liability with an asset, nor expect in the short term to require it. Therefore, deposits received in guarantee are presented separately from accounts receivable.

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

Gains and losses from sales or retirements of machinery, equipment and improvements to leased assets are determined comparing the proceeds from the sale or retirement against the net amount of machinery, equipment and improvements to leased assets and are recognized net in other income in the consolidated statement of profit and loss and other comprehensive income.

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

–

Depreciation of machinery and equipment is recognized in the consolidated statement of profit and loss and other comprehensive income and is calculated under the straight-line method based on the useful lives of the related assets. Also, improvements to leased assets are amortized by the straight-line method based on the remaining useful life of the improvements or the lease term, whichever is less. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the recorded estimate is recognized on a prospective basis.

Lands are not depreciated.

The estimated useful lives for the current period and comparative period are as follows:

	Useful life (years)	Annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	4 – 3.3	25% - 30%
Transportation equipment	5 – 4	20% - 25%
Communication equipment	10 – 4 – 3.3	10% - 25% - 30%
Improvements on leased assets	10	10%

d.	Intangible Assets
–

Improvements to concession assets – Improvements to concession assets are accounted for the improvements that are made pursuant to the MDP and improvements carried out by the daily operation of the Company’s airports. All infrastructure investments made by the airports will be delivered to the Mexican government or the government of Jamaica as corresponds at the end of the term of the Concession. Under the Company’s concession agreements, through the MDP agreed with each government every five years, the Company is committed to carry out various improvements, upgrades and additions to each of its airports on an annual basis in the case of Mexican airports and every five years in Jamaica. In exchange for investing in those additions and upgrades, each government grants the Company the right to obtain benefits for services provided using those assets. The Company, as the operator of the concession assets, recognizes an intangible asset as it receives a right granted by each government to charge users for the public service associated with the use of its airports. Minor maintenance costs are recognized in the consolidated statement of profit and loss and other comprehensive income.

–

Airport concessions –  The Company recognized an intangible asset of the Concession granted by the SCT to manage and operate each of the airports in Mexico for 50 years since its acquisition. As regards to MBJA, the Company recognized an intangible asset at the fair value of the concession to operate and develop that airport until 2033 according to the determination of fair values resulting from the acquisition of DCA and MBJA accordance IFRS 3 Business Combinations. Likewise, PACKAL recognized an intangible asset for the amount specified in the contract with the AAJ for the right to operate the airport at the time of taking control and for a period of 25 years.

–

Rights to use airport facilities – Rights to use airport facilities in Mexico are recorded through the acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and develop them during the Concession term. At MBJA and PACKAL no rights to use airport facilities were identified.

–

Other acquired rights – These rights correspond to payments made by the Company after the date the Mexican concessions were granted, in order to early-terminate certain long-term leases contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded through their acquisition cost. In MBJA and PACKAL there are no other acquired rights.

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

Amortization periods for the current and comparative period are as follows:

	Period (years)	Annual amortization rate
Improvements to concession assets	20 – 12.5	5% - 8%
Airport concessions	49 – 25 – 18	2% - 4% - 5.5%
Rights to use airport facilities	49 – 10	2% - 10%
Other acquired rights	44 – 48	2%

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
•

information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Company, in full (without taking into account any collateral held by the Company).

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

(d)	it is becoming increasingly probable that the borrower will enter bankruptcy or other financial reorganization; or
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

For all other financial assets, objective evidence of impairment could include:

–	Significant financial difficulty of the issuer or counterparty;
–	Breach in the payment of the interests or the loan;
–	It is probable that the borrower will enter in bankruptcy or into a financial reorganization; or
–	The disappearance of an active market for that financial asset because of financial difficulties.

An impairment loss on financial assets carried at amortized cost is calculated as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Losses are recognized in consolidated statements of profit or loss and other comprehensive income and are reflected in the expected credit loss included in the cost of services in the “other” category. When a subsequent event causes the amount of impairment loss to reverse, such an amount is recognized in consolidated statements of profit or loss and other comprehensive income on a prospective basis and cannot exceed the amount of the previously recognized impairment.

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

The recoverable amount of an asset or cash-generating unit is the higher of the asset´s value in use and fair value less costs of disposal. To determine the asset’s value in use, the estimated future cash flows are discounted to present value using an appropriate discount rate before tax that reflects current market conditions in relation to the time value of money and the risks specific to the asset. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit or CGU). An impairment loss is recognized immediately in profit and loss.

The individual airports of the Company in Mexico cannot be considered as separate cash-generating units, as the bidding process, in which it decided to sell up to 15% of the shares representing the capital stock of the holding company Shares of the companies that were received for the concession, and made by the Mexican Federal Government that included the package of twelve airports, and therefore the Company is required to operate and maintain all 12 airports independently of the results they generate individually. Considering the above, if there are indicators of impairment that exist, the Company performs an impairment assessment on a consolidated basis with Mexican companies. Moreover, the value of the assets of MBJA and PACKAL are individually valued at the end of each period to determine whether there are indications of impairment to be single separate cash-generating units.

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

The CGU´s are tested for impairment annually or more frequently when there are indications that the CGU may be impaired. If the recoverable amount of a CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill, if it exists, and is allocated to the CGU and then to the other assets of the CGU pro rata basis and based on the book value of each asset within the CGU. Any impairment loss of goodwill is recognized directly in profit and loss.

g.

Investment in associate – An associate is an entity in which control is not exercised over, but which the Company has significant influence. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Entity’s share of the profit or loss and other comprehensive income of the associate.

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

h.

Derivative financial instruments and hedge accounting – Policy applicable from January 1, 2018. The Company occasionally uses derivative financial instruments, specifically interest rate CAPS and SWAPS, to hedge its exposure to the risk of an increase in the interest rate arising primarily from debt instruments.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and subsequently valued at fair value at the end of each reporting period. The gain or loss is recognized in profit or loss and other comprehensive income immediately, unless the derivative is designated as a hedging instrument and is considered to be effective.  The timing of the recognition of the hedging instrument in earnings will depend on the nature of the hedge.

The Company may designate certain instruments as hedges for accounting purposes if at inception of the hedge, it documents the relationship between the hedging instrument and the hedged item, as well as the risk management and management strategy objectives for undertaking various hedging transactions.

Additionally, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to changes in fair value or changes in cash flows of the hedged item attributable to the hedged risk, which is when the hedges meet all of the following hedge accounting requirements:

•	There is an economic relationship between the hedging instrument and the hedged item;
•	The effect of credit risk does not dominate the value of the changes that were related to the economic relationship; and
•

The coverage ratio of the hedges is the same as the result of the amount of the hedged item that the Company actually covers and the amount of the hedging instrument that the Company actually uses to cover that amount of the hedged item.

If a hedge fails to meet the coverage effectiveness requirement related to the hedging relationship, but the risk management objective for that designated hedging relationship remains the same, the Company adjusts the hedging relationship (i.e. rebalance coverage) to meet the qualification criteria again.

Cash flow hedges

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the financial instrument of cash flow hedge reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘financial cost’ line item.

Amounts previously recognized in OCI and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are removed from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. This transfer does not affect other comprehensive income. Furthermore, if the Company expects that some or all of the loss accumulated in the cash flow hedge reserve will not be recovered in the future, that amount is immediately reclassified to profit or loss.

The Company discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognized in other comprehensive income and accumulated in cash flow hedge reserve at that time remains in equity and is reclassified to profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in cash flow hedge reserve is reclassified immediately to profit or loss.

Cash flow hedges

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in the OCI and recognized in the cash flow hedge reserve. The effective portion of changes in the fair value of the derivative that is recognized in the OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from the inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately as profit or loss.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, with the exception of:

•

Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee benefits respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based payment at the acquisition date.

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

Non-controlling interests are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, and may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its fair value on the acquisition-date and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

Transaction costs, different from those associated with the issuance of debt or capital, and incurred by the Company in connection with a business combination are expensed as incurred.

j.

Other intangible assets – Costs incurred in the development phase, as well as other intangible assets that meet certain requirements and which the Company has determined will have future economic benefits, are capitalized and amortized based on the straight-line method. Expenditures that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

k.

Leases – As a lessee as of January 1, 2018 – The Company has consistently applied the accounting policies to all periods presented in these consolidated financial statements, the Company applied IFRS 16 using the modified retrospective approach, as a result, the Company has changed its accounting policy for lease contracts as detailed below.

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

As a lessee, the Company previously classified the leases as operational or financial based on its assessment of if the lease significantly transferred all risks and rights to ownership of the underlying asset to the Company. Under IFRS 16, the Company recognizes the right-of-use assets and lease liabilities for most leases, that is, these leases are in the consolidated statement of financial position in the short and long term, except for short leases term (12 months or less) and those of low value assets, for these leases, the Company recognizes rent payments as an operating expense under the straight-line method through the term of the lease, unless another method is more representative of the pattern of time in which the economic benefits from the consumption of the leased assets.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease contract.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that the Company is reasonably certain to exercise, and
•	lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

Amortization of assets by right of use – After initial recognition, amortization is recognized in the consolidated statements of profit or loss and other comprehensive income in accordance with the straight-line method applied to the period of the lease contract from the moment in which possession is held of the leased asset.

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

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

The Company recognizes lease payments received under operating leases as income on a straight – line basis over the lease term as part of revenues.

–	As a lessor, as of January 1, 2018

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term. The initial direct costs incurred in the negotiation and arrangement of the operating lease are added to the book value of the leased asset and recognized under a straight line through the term of the lease.

The outstanding amounts of financial leases are recognized as receivable leases for the amount of the net investment in the leases. Income from financial leases is allocated to accounting periods to reflects a constant periodic rate of return on net insoluble investment with respect to leases.

If an arrangement contains lease and non-lease components, then the Company applies IFRS 15 to allocate the consideration in the contract.

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

A contingent liability is a possible obligation that arises from a past event and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Company, or a present obligation that arises from a past event but 1) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or 2) the amount of the obligation cannot be measured with sufficient reliability. A contingent liability is not recognized in the consolidated financial statements, but rather is disclosed unless the probability of an outflow of resources embodying economic benefits is remote.

m.

Direct employee benefits – The Company provides its employees in Mexico and abroad different types of benefits. In Mexico, the liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits primarily include statutory employee profit sharing (PTU) payable, compensated absences, a vacation and vacation premium and incentives. The PTU is recorded in the income year in which it is incurred and presented under cost of services in the consolidated statements of profit or loss and other comprehensive income.

n.

Employee benefits – The seniority premium liability is calculated by independent actuaries at the projected unit credit method using nominal interest rates. The measurements of the defined benefit liability, which includes actuarial gains and losses and the effect of the asset ceiling, are recognized immediately in other comprehensive income. The Company has determined the net interest income for the defined benefit liability net of the period applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), considering any change in the liability (asset) for net defined benefit during the period as a result of contributions and benefits payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit and loss in the year.

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

The Company present the first two components of defined benefit cost as an expense in the cost of services. The reduction and early liquidation of obligations are recognized as past service costs.

Contributions to benefit plans to defined contribution retirement are recognized as expenses at the time the employees render services that give them the right to contributions.

Remeasurements of the net defined benefit liability, which comprises actuarial gains and losses and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in Other Comprehensive Income.

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

o.

Revenue recognition – The Company applied the standard IFRS 15 as of January 1, 2018. The adoption of this standard did not have effect on the consolidated financial statements as described in Note 2.e. Aeronautical and non-aeronautical revenues are recognized at their fair value, in the same period subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

–

Aeronautical services – The majority of the revenues in México are derived from rendering aeronautical services, related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” per “workload unit.” The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. A workload unit is currently equivalent to one terminal passenger (excluding passengers in transit) or 100 kilograms (220 pounds) of cargo. Moreover, in MBJA and PACKAL aeronautical revenues correspond to the fee for passengers and security, which are collected by airlines who also invoice other charges for landing and parking aircraft.

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

p.

Foreign currency transactions – Transactions in currencies other than the functional currency of the Company (foreign currencies) are recognized using exchange rates prevailing on the dates in which the transactions are made. At the end of each reporting period, monetary items denominated in foreign currencies are converted at the exchange rates prevailing at that time.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rates prevailing at the date of the consolidated financial statements. Exchange fluctuations are recorded in the results of the period within the financial costs and presented as exchange gain or loss, on a net basis in the consolidated profit or loss and other comprehensive income.

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

–	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective;
–	and qualifying cash flow hedges to the extent that the hedges are effective.

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

r.

Income taxes – Current income tax (ISR) is recorded in the income statement of the year in which it is incurred. The expense for income taxes includes both the tax assessed and deferred tax. Deferred and current tax are recognized in the consolidated statement of profit or loss, except when they are related to items recognized in other comprehensive income, or directly in equity, in which case the deferred and current tax are also recognized in other comprehensive income or directly in equity, respectively.

Current tax expense is the tax payable that is determined for the year, using tax rates enacted or substantially enacted at the reporting date, plus any adjustment to tax payable in respect of previous years. Taxable income differs from income before income taxes reported in the consolidated statements of comprehensive income because there are items of income or expense that are taxable or deductible in other years and items that will never be taxable or deductible.

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

The rates applied to determine the deferred tax are those that correspond to the year in which it is expected the reversal of the temporary difference is expected.

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

s.

Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of outstanding shares during the period, adjusted by repurchased shares retained in treasury. The Company does not have any potentially diluted shares; and therefore, basic and diluted earnings per share are the same.

t.

Finance cost and finance income – Finance income comprises interest income from investments in debt securities, changes in the market value of financial assets at FVTPL and gains on hedging instruments that are recognized in the consolidated statement of comprehensive income, among other concepts. Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount can be reliably measured. Interest income is recorded on a regular basis, with reference to the capital invested and the effective interest rate.

Finance cost comprise interest costs of loans net of interest cost capitalized on qualifying assets, changes in the market value of financial assets at FVTPL, losses on hedging instruments that are recognized in the consolidated statement of comprehensive income, interest paid to the tax authorities, among other items. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the consolidated statement of comprehensive income, using the effective interest method.

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

u.

Operating segments – An operating segment is a component of the Company:1)  that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company, 2) whose operating results are regularly reviewed by Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and 3) for which discrete financial information is available.  Each of the airports of the Company represents an operating segment. The Company has determined that its reportable segment, based on quantitative thresholding testing, to be the Guadalajara, Tijuana, Puerto Vallarta, San José del Cabo, Montego Bay, Hermosillo and Guanajuato airports. The operating segment information relating to the remaining seven airports are combined and reported under “Other airports”. The corresponding information related with SIAP (a company that provides technical assistance and highly-qualified professional services), CORSA (a company that provides specialized operational services in aeronautical industry), PCP (a company that manages the parking lot operation), Fundación GAP, ADP, DCA, as well as the Company’s own operation (including investments in subsidiaries), was combined and included under “Other Companies”. Segment profit and loss is determined based on income before income taxes. Segment assets represent total assets and segment liabilities represent total liabilities. The accounting policies used in reporting segment information are the same as those used in the preparation of these consolidated financial statements, except for those investments in subsidiaries that are accounted for under the equity method for the purposes of determining segment assets and segment profit and loss for purposes of what is reported for “Other Companies”. Intersegment transactions are based on prices available to third parties.

v.

Cash flow statement – The Company presents cash flows from operating activities using the indirect method, in which the net income is adjusted for the effects of transactions that do not require cash flows including those associated with investing and financing activities. Additionally, the Company has elected to present cash paid for interest as part of the financing activities and cash received from interest income as part of its operating activities.

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

As of December 31, 2017, 2018 and 2019, financial instruments held by the Company are comprised of the following:

	December 31, 2017		December 31, 2018		December 31, 2019
Financial assets
Cash and cash equivalents	Ps.	7,730,143	Ps.	6,151,457	Ps.	7,500,193
Trade accounts receivables		997,370		1,395,362		1,479,410
Derivative financial instruments		106,815		136,457		4,686
Financial liabilities at amortized cost
Short and long-term debt securities	Ps.	9,000,000	Ps.	9,000,000	Ps.	12,000,000
Current and long-term bank loans		4,252,258		4,535,863		4,437,043
Accounts payable		1,075,996		1,181,049		1,215,264
Derivative financial instruments		-		-		265,979
Liabilities for assets in lease		-		48,199		37,192

Financial risk management objectives – The Board of Directors is responsible for developing and monitoring the Company’s risk management policies.

The Company’s risk management policies are established for identifying and analyzing potential risks, to set appropriate limits and controls, and for monitoring such risk on an ongoing basis. Policies and risk management systems are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company, through its training and management standards and procedures, aims to develop an environment of disciplined and constructive control in which all employees understand their roles and obligations.

The Audit Committee of the Company supervises how management monitors compliance with policies and procedures of risk management, and reviews what is appropriate to the risk management framework in relation to the risks faced by the Company. The Audit Committee is supported in its oversight role by the Company's Internal Audit Function. Internal Audits perform routine and special reviews of controls and risk management procedures, and report their results directly to the Audit Committee.

Credit risk – Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company and arises primarily from trade accounts receivable and the Company’s investments, including investment funds and derivative financial instruments.

–

Accounts receivable and others – The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2017, 2018 and 2019 the revenues for TUA represented 54.6%, 54.9% and 52.9% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. The 27.9%, 28.9% and 29.2% of the Company’s revenues in 2017, 2018 and 2019 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. The 27.8%, 28.6% and 27.4% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2017, 2018 and 2019 were generated by the Guadalajara airport. In addition, 92.7%, 92.3% and 91.0% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2017, 2018 and 2019, respectively, were generated by seven of the Company's airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Montego Bay, Guanajuato and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA in Mexico, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse the airport for the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond, or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the event of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. As of December 31, 2017, 2018 and 2019, the Company has customer deposits received in guarantee of Ps.1,082,537, Ps.1,130,740 and Ps.1,143,485, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

When reviewing credit risk, management groups the Company’s clients according to their credit characteristics that include whether the customer is an individual or a corporation, if they are airline customers, commercial customers, age and the existence of previous financial difficulties.

The Company systematically and periodically reviews the aging and collection of trade accounts receivable and recognizes a change in credit loss according to the average loss rated (Note 6).

Credit risk:

For accounts receivable from commercial customers, the Company has applied the simplified approach in IFRS 9 to measure the provision for losses in the lifetime expected credit loss. The Company determines the expected credit losses in these items using a provision matrix, estimated based on the historical experience of credit losses based on the past due status of customers and adjusted as appropriate to reflect current conditions and estimates of future economic conditions. As a result, the credit risk profile of these assets is presented based on their matured status in terms of the provision matrix. Note 6 includes additional details on the provision for losses for these assets respectively.

The following table presents information on the exposure to credit risk and expected credit losses for accounts receivable from customers as of December 31, 2019.

Balance of the trade account receivables as of December 31, 2019	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0.70%	Ps.	1,261,238	Ps.	8,867	No
1 to 30 days past due	5.97%		133,533		7,978	No
31 to 60 days past due	13.69%		91,640		12,546	No
61 to 90 days past due	18.72%		30,832		5,773	No
More than 90 days past due	37.50%		24		9	Yes
Legal	100.0%		13,165		13,165	Yes
		Ps.	1,530,432	Ps.	48,338

Loss rates are based on actual credit loss experience over the past three years. These rates are multiplied by scaling factors to reflect differences between economic conditions during the period in which the historical data has been collected, the current conditions and the Company’s view of economic conditions over the expected life of the trade account receivables.

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

Liquidity Risk – The risk of liquidity means the possibility that the Company will have difficulty to fulfill its obligations related to its financial liabilities that will be paid in cash or another financial asset. The Company focuses its liquidity management to ensure, as much as possible, that it will have sufficient liquidity to comply with its obligations at their maturity date, both in normal and in extraordinary conditions, without incurring in unacceptable losses or risking the reputation of the Company.

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt, the aforementioned excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters.  The Company has external financing as described in Note 17 for compliance with its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2017, 2018 and 2019 the Company has credit lines for USD$40.0 million, USD$12.0 million and USD$7.0 million, respectively.

The following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2017, 2018 and 2019:

	December 31, 2017
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		7,500,000		—		7,500,000
Fixed rate loans			694		1,403		6,548		26,725		225,908		261,278
Variable rate bank loans			—		73,021		59,688		3,858,271		—		3,990,980
Fixed rate interest	7.92%		232		54,138		55,470		432,382		268,450		810,672
Variable rate interest	5.83%		54,308		124,786		520,229		1,656,383		—		2,355,706
Trade accounts payable and other payables	N/A		200,056		623,318		—		—		—		823,374
AMP	N/A		—		—		252,622		—		—		252,622
		Ps.	255,290	Ps.	876,666	Ps.	894,557	Ps.	13,473,761	Ps.	1,994,358	Ps.	17,494,632

	December 31, 2018
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		7,500,000		—		7,500,000
Fixed rate loans			—		—		—		—		225,307		225,307
Variable rate bank loans			—		—		—		4,200,331		110,225		4,310,556
Fixed rate interest	7.92%		2,664		56,198		79,990		555,088		391,014		1,084,954
Variable rate interest	6.91%		64,301		127,822		618,198		1,352,594		3,031		2,165,946
Trade accounts payable and other payables	N/A		188,659		694,015		—		—		—		882,674
Liabilities for assets in lease	N/A		1,235		2,594		10,684		33,689		—		48,199
AMP	N/A		—		—		298,376		—		—		298,376
		Ps.	256,859	Ps.	880,628	Ps.	1,007,245	Ps.	13,641,702	Ps.	2,229,577	Ps.	18,016,011

	December 31, 2019
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps	1,500,000
Long-term debt securities (variable rate)			—		2,200,000		—		8,300,000		—		10,500,000
Fixed rate loans			—		—		—		—		215,718		215,718
Variable rate bank loans			—		—		124,379		4,096,946		—		4,221,325
Fixed rate interest	7.92%		2,551		7,425		129,976		538,534		305,422		983,907
Variable rate interest	6.55%		77,908		190,603		526,134		1,278,134		—		2,072,779
Trade accounts payable and other payables	N/A		190,230		670,124		—		—		—		860,354
Liabilities for assets in lease	N/A		1,060		2,226		9,291		24,615		—		37,192
AMP	N/A		—		—		355,361		—		—		355,361
		Ps.	271,749	Ps.	3,070,378	Ps.	1,145,141	Ps.	14,238,229	Ps.	2,021,140	Ps.	20,746,637

The interest payable from loans with variable interest rates was determined based on projected interest rates, plus the basis point adjustment corresponding to each bank loan.

The Company has bank loans, which include, among other obligations, restrictions that limit the destination of the resources, in addition to maintaining some financial ratios, as described in Note 17.

Market risk – Is the risk that changes in market prices, such as exchange rates, interest rates and prices of equity instruments that may affect the amount of the Company’s financial instruments. The Company’s market risk management objectives include controlling the risk exposures between acceptable parameters, while optimizing profits.

The Company in certain cases enters into derivatives instrument contracts to manage market risks. These transactions are in-line within the policies established by management. The Company also applies hedge accounting to minimize the volatility in profit or loss associated with certain financial instruments.

–

Foreign exchange risk – The Company is exposed to currency risk for its revenues and trade accounts receivable denominated in a currency other than the functional currency of the Company. The foreign currencies in which transactions are primarily denominated is the U.S. dollar (USD) (Note 31).

In Mexico, the tariffs to be charged to international passengers and international flights are published in the Official Gazette of the Federation (Diario Oficial de la Federación) in USD, however, in accordance with Mexican law these tariffs are billed and collected in Mexican pesos. A significant depreciation of the peso during the last two months in each year could lead to an increase in aeronautical revenues that could lead to exceeding the maximum tariff per traffic unit allowed, which may be a breach of compliance with the Concession’s maximum rates of each airport. If a significant appreciation of the peso occurs, the Company may be required to provide discounts to avoid exceeding the maximum tariffs. On the other hand, a significant appreciation of the peso could lead to our rates substantially decreasing. The Company has no way to recover the lost revenue if it charges less than the maximum rate as a result of a significant appreciation of the peso.

In MBJ, the tariffs are billed and charged to domestic and international passengers in USD, which are assimilated into a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In April 2015, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in November 2014 came into effect, where the increase in the rate for international passengers was USD$8.50 to USD$19.34 per person and domestic passengers tariffs remained at USD$5.52 per person. Therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

In PACKAL, the tariffs are billed and charged to domestic and international passengers in USD, which they are assimilated into a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In April 2015, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in November 2014 came into effect, where the increase in the rate for international passengers was USD$8.50 to USD$16.81 per person and domestic passengers tariffs remained at USD$5.83 per person. Therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

While the Company can ensure that it does not exceed the maximum rates in Mexico as mentioned above, the depreciation of the Mexican peso can have a positive effect on commercial revenues and aeronautical revenues, while that appreciation of the Mexican peso generally has a negative effect. The rates applied to international passengers, international flights and some of our commercial contracts are denominated in USD and are billed and collected in Mexican pesos translated at the average exchange rate of the previous month.  Therefore, the depreciation of the Mexican peso against the dollar results in the Company obtaining more Mexican pesos than before the depreciation, while the appreciation of the Mexican peso against the USD results in the Company obtaining less Mexican pesos. As the Mexican peso appreciates against the USD, the Company obtains fewer Mexican pesos which could result in a decrease in profit, especially if the appreciation continues or exceeds historical levels. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a consequence of the depreciation of the peso, or as a result of other factors.

In MBJA and PACKAL, expenses are comprised 70% in USD, with the rest payable in Jamaican dollars. An appreciation of the Jamaican dollar would therefore increase expenses in USD terms.

The following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts on December 31, 2019		Peso amounts at exchange rate of Ps. 18.8452 on December 31, 2019		Peso amounts if exchange rate depreciated 10%		Peso amounts if exchange rate appreciated 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	219,755	Ps.	4,141,336	Ps.	3,764,850	Ps.	4,555,469
Trade accounts receivable	19,910		375,204		341,095		412,725
	239,665		4,516,540		4,105,945		4,968,194
Financial liabilities:
Accounts payable	(39,105)		(736,948)		(669,953)		(810,643)
Bank loans	(235,447)		(4,437,043)		(4,033,675)		(4,880,747)
	(274,552)	Ps.	(5,173,991)	Ps.	(4,703,628)	Ps.	(5,691,390)
Net liability position	(34,887)	Ps.	(657,451)	Ps.	(597,683)	Ps.	(723,196)

Interest rate risk – The Company is exposed to fluctuations in interest rates on financial instruments, such as investments, loans and debt issuances. The Company monitors its interest rate risk and when bank loans are entered into with variable interest rates, it determines whether it should enter into derivative financial instruments, in order to reduce its exposure to the risk of volatility in interest rates type CAP and SWAPS. The negotiation with derivative financial instruments is only entered into with institutions of high repute and credit rating. The Company does not enter into financial instrumentsfor speculative purposes.

Fluctuations in interest rates impact primarily loans, changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt). Management does not have a formal policy to determining how much exposure the Company should have to fixed or variable rates. However, when getting new loans, management uses its judgment to decide if it believes that a fixed or variable rate would be more favorable during the term of the loan.

The following sensitivity analysis has been determined based on the exposure to interest rates for both derivatives and non-derivative financial instruments at the end of the reporting period.  For loans with variable interest rates, an analysis is prepared assuming the amount of outstanding liability at the end of the reporting period under review has been the current liability for the year. The sensitivity analysis used assumes an increase or decrease of 100 basis points, which is the change management considers reasonably possible of occurring at year end.

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days and LIBOR 28-days, respectively. If on the 2019 of year-end closing date the variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2017, 2018 and 2019 would have been as follows:

	2017		2018		2019
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(112,134)	Ps.	(121,747)	Ps.	(84,251)
Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	112,134	Ps.	121,747	Ps.	84,251

In 2016, the Company contracted hedges of derivative financial instrument interest rate caps (CAP), whereby it agreed to exchange the difference between the amounts of the variable interest rate calculated over the principal amounts of the hedged items associated with its variable rate debt instruments. These contracts allow the Company to hedge the cash flow exposures on debt contracted at variable interest rates. The fair value at the end of the period of the interest rate CAP is determined at fair value.

On May 2, 2017, the Company contracted HSBC México, S.A. (HSBC) for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate, the tranche of the “GAP 17” debt securities for a value of Ps.1,500,000 that accrues an interest rate TIIE and is swapped for 7.21%, until the end of the debt securities.

On February 26, 2019, the Company contracted Scotiabank Inverlat, S.A. (Scotiabank) for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 17-2” debt securities for a value of Ps.2,300,000 that accrues an interest rate TIIE and is swapped for 8.0315%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized.

On February 27, 2019, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 19” debt securities for a value of Ps.3,000,000 that accrues an interest rate TIIE and is swapped for 8.03%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized.

The interest rate profile of the Company interest-bearing financial instruments as of December 31, 2017, 2018 and 2019 is as follows:

	2017		2018		2019
Fixed-rate instruments
Financial assets	Ps.	-	Ps.	-	Ps.	-
Financial liabilities		(1,500,000)		(1,500,000)		(1,500,000)
Effect of interest rate swaps		(1,500,000)		(1,500,000)		(6,800,000)
	Ps.	(3,000,000)	Ps.	(3,000,000)	Ps.	(8,300,000)

Variable-rate instruments
Financial liabilities		(11,752,258)		(12,035,863)		(14,937,043)
Effect of interest rate swaps		1,500,000		1,500,000		6,800,000
	Ps.	(10,252,258)	Ps.	(10,535,863)	Ps.	(8,137,043)

As of December 31, 2019, the amounts at the reporting date relating to items designated as hedged items were as follows:

Interest rate risk	Change in value used for calculating hedge ineffectiveness		Cash flow hedge reserve		Costs of hedging hedge reserve		Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
Variable-rate instruments	Ps.	(247,981)	Ps.	(247,981)	Ps.	-	Ps.	-

The amounts relating to items designated as hedging instruments and hedge ineffectiveness as of December 31, 2019, were as follows:

Interest rate risk	Nominal amount		Carrying amount (Liabilities)		Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI		Amount reclassified from costs of hedging reserve to profit or loss		Line item in profit or loss affected by the reclassification
Interest rate swaps	Ps.	5,300,000	Ps.	(247,981)	Derivative financial instruments (liabilities)	Ps.	(247,981)	Ps.	(1,045)	Finance costs

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items and net of tax, resulting from cash flow hedge accounting:

	2019
Cash flow hedges		Hedge Reserve
Balance on 1 January 2019	Ps.	—
Changes in fair value		(247,981)
Amount reclassified to profit or loss		(1,045)
Changes in deferred tax asset		76,931
Balance at 31 December 2019	Ps.	(172,094)

–

Sensitivity analysis for hedge accounting - The methodology used was a sensitivity analysis calculating the estimated fair value based on variations in each of the reference variables individually (keeping the other variables fixed). We emphasize that the sensitivities in the market value consider the change to international standards (IFRS), therefore, it is included in the counterparty risk in the valuation process and in the respective measurement of sensitivities in the fair market value. In the case of sensitivity to reference interbank interest rates, the three scenarios analyzed are:

-	Likely: decrease over the entire curve of 25 basis points (0.25%)
-	Possible: decrease over the entire 50 basis point curve (0.50%)
-	Stress: decrease over the entire curve of 100 basis points (1.00%)

During 2019, GAP entered into SWAPS interest rate contracts to cover the interest payments of the “GAP 17-2” and “GAP 19” debt securities, referenced to floating interbank interest rates. With these instruments, GAP will pay amounts based on a fixed rate and will receive amounts based on the TIIE reference rate at the valuation date. For accounting purposes under IFRS, the Company has documented these contracts as cash flow hedges, so changes in fair value will be recognized through other comprehensive income. The fair value of these instruments is exposed to decreases in interbank interest rates, such exposure is included in the sensitivity table of derivative financial instruments.

Decrease in interbank interest rates (basis points)
		Likely		Possible		Stress
Type of derivative, value or contract	Hedge type	(25 bps)		(50 bps)		(100 bps)
Hedge accounting derivatives	Cash flow	Ps.	(49,175)	Ps.	(98,836)	Ps.	(198,158)
Total effect on fair value		Ps.	(49,175)	Ps.	(98,836)	Ps.	(198,158)

Capital Management – The policy of the Board of Directors of the Company is to maintain a strong capital position to provide confidence to its investors, creditors, and the market and to sustain future development of the business. The Board of Directors monitors the return on equity, which the Company defines as the net profit divided by the total Shareholders' equity.

The Board of Directors seeks to maintain the optimal balance for the ratio between total liabilities and the Shareholders' equity, which may result from increased levels of bank loans up to the financial structure that it deems optimal, therefore, management seeks authorization from the Board of Directors for any additional debt issuances or for the prepayment of debt. While total liabilities grow in relation to equity and net profit continues to increase, the Company will generate higher returns on capital. The Company has no obligation to maintain a ratio of equity to total liabilities in particular.

The following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2017		2018		2019
Shareholders’ equity –controlling interest	Ps.	21,028,215	Ps.	20,708,985	Ps.	19,628,172
Total liabilities		17,440,763		17,778,352		20,908,361
Ratio of total Shareholders’ equity – controlling interest to liabilities		1.2		1.2		0.9

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

–	The acquisition has to be previously approved at a Stockholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).
–

If the acquisition is made against the Company´s stockholders equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.

–

Announcing the amount of common stock issued and paid when determining the authorized stock for repurchase. The Ordinary ShareholdersMeeting shall expressly agree, for each year, the maximum amount of funds that may be used for the repurchase of the Company’s shares, with the only limitation that the sum of the resources that can be used for this purpose, in no event shall exceed the total balance of retained earnings of the Company.

As long the shares belongs to the Company, they are not subject to vote at the Company’s ShareholdersMeeting, nor do they provide rights or economic benefits and are also not considered when determining a quorum to vote.

During the year, there was no change in the Company’s capital management policy.  The Company is not subject to external equity requirements, except for those corresponding to the minimum common stock required by Mexican Companies Law (Ley General de Sociedades Mercantiles).

Fair value of the financial instruments – Except for loans and debt securities, management believes the carrying amounts of financial assets and financial liabilities, recognized at amortized cost in the consolidated financial statements, approximate their fair value due to their short-term maturities.

As of December 31, 2017, 2018 and 2019, the fair value of financial liabilities recognized at amortized cost was Ps.13,269,232, Ps.13,712,401 and Ps.16,648,280, respectively, while their book value is Ps.13,339,426, Ps.13,620,087 and Ps.16,535,925, respectively.

The fair value of loans is determined in accordance with generally accepted pricing models based on discounted cash flow analysis determined in accordance with Level 2 of fair value.

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

The fair value of the derivative financial instruments is determined based on the effect of the relevant economic variables in the future, according to the market valuation curves as of the reporting date and is analyzed with the total exposure in which the Company assigns to variations in the interest rates.

Financial instruments recognized at fair value are categorized according to the fair value hierarchy into levels 1 to 3, and are based on the degree to which their fair value is objectively observable, are:

–	Financial instruments classified as fair value – Are classified within Level 1 of the fair value hierarchy.
–	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.

5.	Cash and cash equivalents

As of December 31, 2017, 2018 and 2019, the balances are comprised of the following:

	December 31, 2017		December 31, 2018		December 31, 2019
Cash	Ps.	1,616,408	Ps.	1,912,047	Ps.	3,593,756
Investments of cash surpluses		5,855,824		3,894,166		3,897,894
Cash equivalents designated for expenditure, held in trust		257,911		345,244		8,543
Total	Ps.	7,730,143	Ps.	6,151,457	Ps.	7,500,193

On December 20, 2016 the Company established four trusts for investment and administration with Casa de Bolsa Banorte S.A. de C.V., Grupo Financiero Banorte (Banorte), which acts as a trustee, while the airports of the Company are trustors and beneficiaries. The trusts are controlled by a Technical Committee consisting solely of executives of the Company, these trusts are revocable and can only be allocated for the to pay the execution of MDP in the Guadalajara airport, Hermosillo airport, Puerto Vallarta airport and San José del Cabo airport. On December 29, 2017 the Company signed an agreement with Banorte for the expansion of the trusts with the Guadalajara, Puerto Vallarta and San José del Cabo airports. During 2017, 2018 and 2019 the investments were made and paid in Guadalajara, Puerto Vallarta and San José del Cabo airports, while the trust of the Guadalajara airport has a remaining balance of  Ps.431, Puerto Vallarta of Ps.2,638, and San José del Cabo of Ps.5,474  including the contributed funds and interest earned for a total amount of Ps.8,543.

On December 28, 2018 the Company signed an agreement with Banorte for the expansion of the trusts with the Guadalajara airport including the contributed funds and interest earned for a total amount of Ps.115,000. The resources must be invested in government securities denominated in local currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The length of the trust is for the period in which the contracts with the airports are in force. The Company paid investments during 2019 for the trusts entirety, as of December 31, 2019 there is no balance for this extension.

6.	Trade accounts receivable

As of December 31, 2017, 2018 and 2019, the trade accounts receivable was comprised of the following:

	December 31, 2017		December 31, 2018		December 31, 2019
Trade accounts receivable	Ps.	1,028,898	Ps.	1,444,037	Ps.	1,530,432
Allowance for expected credit loss		(31,528)		(48,675)		(51,022)
	Ps.	997,370	Ps.	1,395,362	Ps.	1,479,410

The accounts receivable includes balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps.644,142, Ps.995,929 and Ps.979,037 as of December 31, 2017, 2018 and 2019, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for bad debt expense in the expected credit loss are recognized under cost of services in the consolidated statement of profit or loss and other comprehensive income.

	2017		2018		2019
Beginning balance	Ps.	(30,622)	Ps.	(31,528)	Ps.	(48,675)
Bad debt expense		(12,006)		(25,289)		(22,125)
Reversal of bad debts		11,100		8,142		19,778
Ending balance	Ps.	(31,528)	Ps.	(48,675)	Ps.	(51,022)

The allowance for expected credit loss is comprised of customer balances that are in litigation or bankruptcy procedure and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2017, 2018 and 2019 these balances amounted to Ps.12,412, Ps.17,145 and Ps.16,626, respectively. The allowance also includes customer balances in arrears in their payments and in a process of regularization; therefore, they have not been sued. As of December 31, 2017, 2018 and 2019 the amount of these balances amounted to Ps.19,116, Ps.31,530 and Ps.34,396, respectively. During 2017, 2018 and 2019, the Company recognized reversals of bad debt of the balances that were in a legal process with an unfavorable outcome for the Company. The amount of these bad debt expense totaled Ps.11,100, Ps.8,142 and Ps.19,778 , respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2017, 2018 and 2019.  In 2017, 2018 and 2019 cancellations were not made for allowance.

The allowance for expected credit loss of trade accounts receivable and asset by contracts are based on assumptions about the probability and severity of expected loss. The Company uses judgement to make these assumptions, selecting key and input data for the calculation of the said affirmation prospective at the end of each reporting period.

The following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31, 2017		December 31, 2018		December 31, 2019
Accounts receivables past due from 1 to 30 days	Ps.	45,895	Ps.	70,073	Ps.	133,533
Accounts receivables past due 31 to 60 days		11,588		25,934		91,640
Accounts receivables past due 61 to 90 days		5,966		14,482		30,832
Accounts receivables past due more than 90 days		207		93		24
	Ps.	63,656	Ps.	110,582	Ps.	256,029

The following is the percentage of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that correspond to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2017		December 31, 2018		December 31, 2019
	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	25.5%	3.5%	22.5%	3.6%	17.8%	3.8%
Aeroenlances Nacionales, S.A. de C.V.	6.7%	1.4%	11.4%	1.1%	8.7%	1.4%
ABC Aerolíneas, S.A. de C.V.	12.0%	1.3%	11.3%	1.3%	6.7%	1.1%
Aerovías de México, S.A. de C.V.	6.0%	0.9%	6.3%	0.6%	5.9%	0.8%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2017, 2018 and 2019. These guarantees could be applied to any unpaid balance in the event of a breach from clients and under certain circumstances.

7.	Machinery, equipment and improvements on leased assets

As of December 31, 2017, 2018 and 2019, the machinery, equipment and improvements on leased assets are comprised as follows:

	Balance as of January 1, 2017		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2017
Investment:
Machinery and equipment	Ps.	2,181,305	Ps.	175,457	Ps.	(49,970)	Ps.	(37,872)	Ps.	2,268,920
Office furniture and equipment		208,676		40,958		(6,427)		(2,309)		240,898
Computer equipment		596,652		136,915		(12,751)		(10,232)		710,584
Transportation equipment		42,037		6,650		(1,220)		(399)		47,068
Communication equipment		28,224		2,386		(178)		—		30,432
Improvements on leased assets		41,458		30,140		—		—		71,598
Total investment		3,098,352		392,506		(70,546)		(50,812)		3,369,500
Accumulated depreciation:
Machinery and equipment		(926,836)		(195,382)		33,308		17,339		(1,071,571)
Office furniture and equipment		(108,053)		(16,363)		5,641		1,682		(117,093)
Computer equipment		(377,033)		(101,207)		11,373		7,354		(459,513)
Transportation equipment		(30,374)		(5,960)		1,220		556		(34,558)
Communication equipment		(14,281)		(2,629)		134		—		(16,776)
Improvements on leased assets		(11,382)		(2,919)		—		—		(14,301)
Total accumulated depreciation		(1,467,959)		(324,460)		51,676		26,931		(1,713,812)
Net amounts	Ps.	1,630,393	Ps.	68,046	Ps.	(18,870)	Ps.	(23,881)	Ps.	1,655,688

	Balance as of January 1, 2018		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2018
Investment:
Machinery and equipment	Ps.	2,268,920	Ps.	444,495	Ps.	(62,642)	Ps.	15,759	Ps.	2,666,532
Office furniture and equipment		240,898		61,414		(1,455)		469		301,326
Computer equipment		710,584		107,381		(9,104)		5,602		814,463
Transportation equipment		47,068		13,537		(3,072)		562		58,095
Communication equipment		30,432		1,633		(911)		—		31,154
Improvements on leased assets		71,598		3,995		(4,010)		—		71,583
Total investment		3,369,500		632,455		(81,194)		22,392		3,943,153
Accumulated depreciation:
Machinery and equipment		(1,071,571)		(221,674)		55,770		(2,229)		(1,239,704)
Office furniture and equipment		(117,093)		(20,839)		1,864		(197)		(136,265)
Computer equipment		(459,513)		(135,272)		9,054		(305)		(586,036)
Transportation equipment		(34,558)		(8,177)		3,066		(190)		(39,859)
Communication equipment		(16,776)		(2,354)		786		—		(18,344)
Improvements on leased assets		(14,301)		(3,328)		917		—		(16,712)
Total accumulated depreciation		(1,713,812)		(391,644)		71,457		(2,921)		(2,036,920)
Net amounts	Ps.	1,655,688	Ps.	240,811	Ps.	(9,737)	Ps.	19,471	Ps.	1,906,233

	Balance as of January 1, 2019		Additions		Divestitures		Currency translation effect		Balance as of December 31, 2019
Investment:
Machinery and equipment	Ps.	2,666,532	Ps.	224,218	Ps.	(39,546)	Ps.	(12,481)	Ps.	2,838,723
Office furniture and equipment		301,326		60,415		(12,209)		(1,965)		347,567
Computer equipment		814,463		133,162		(30,576)		(6,301)		910,748
Transportation equipment		58,095		17,585		(1,178)		(785)		73,717
Communication equipment		31,154		1,261		(2,823)		—		29,592
Improvements on leased assets		71,583		764		—		—		72,347
Total investment		3,943,153		437,405		(86,332)		(21,532)		4,272,694
Accumulated depreciation:
Machinery and equipment		(1,239,704)		(260,223)		37,221		17,968		(1,444,738)
Office furniture and equipment		(136,265)		(26,821)		11,059		1,388		(150,639)
Computer equipment		(586,036)		(136,589)		26,949		10,912		(684,764)
Transportation equipment		(39,859)		(10,210)		1,023		387		(48,659)
Communication equipment		(18,344)		(2,274)		2,663		—		(17,955)
Improvements on leased assets		(16,712)		(3,543)		—		—		(20,255)
Total accumulated depreciation		(2,036,920)		(439,660)		78,915		30,655		(2,367,010)
Net amounts	Ps.	1,906,233	Ps.	(2,255)	Ps.	(7,417)	Ps.	9,123	Ps.	1,905,684

As of December 31, 2017, 2018 and 2019, the net balances of machinery, equipment and improvements on leased assets are:

	December 31, 2017		December 31, 2018		December 31, 2019
Net amounts:
Machinery and equipment	Ps.	1,197,349	Ps.	1,426,828	Ps.	1,393,985
Office furniture and equipment		123,805		165,061		196,928
Computer equipment		251,071		228,427		225,984
Transportation equipment		12,510		18,236		25,058
Communication equipment		13,656		12,810		11,637
Improvements on leased assets	57,297			54,871		52,092
Total amounts	Ps.	1,655,688	Ps.	1,906,233	Ps.	1,905,684

The Company has several buildings under operating leases for office use. In Note 33, the costs and obligations under these leases are disclosed.

8.	Improvements to concession assets

As of December 31, 2017, 2018 and 2019, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2017		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2017
Investment:
Improvements to concession assets	Ps.	10,902,668	Ps.	304,042	Ps.	(30,212)	Ps.	746,710	Ps.	(143,440)	Ps.	11,779,768
Construction in-progress		1,707,742		1,417,156		—		(746,710)		(1,705)		2,376,483
Total investment		12,610,410		1,721,198		(30,212)		—		(145,145)		14,156,251
Accumulated amortization		(3,697,866)		(552,059)		6,715		—		30,981		(4,212,229)
Net amounts	Ps.	8,912,544	Ps.	1,169,139	Ps.	(23,497)	Ps.	—	Ps.	(114,164)	Ps.	9,944,022

	Balance as of January 1, 2018		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2018
Investment:
Improvements to concession assets	Ps.	11,779,768	Ps.	6,366	Ps.	(7,919)	Ps.	1,669,128	Ps.	(5,694)	Ps.	13,441,649
Construction in-progress		2,376,483		1,661,060		—		(1,669,128)		13,703		2,382,118
Total investment		14,156,251		1,667,426		(7,919)		—		8,009		15,823,767
Accumulated amortization		(4,212,229)		(634,115)		7,517		—		(2,080)		(4,840,907)
Net amounts	Ps.	9,944,022	Ps.	1,033,311	Ps.	(402)	Ps.	—	Ps.	5,929	Ps.	10,982,860

	Balance as of January 1, 2019		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2019
Investment:
Improvements to concession assets	Ps.	13,441,649	Ps.	760,726	Ps.	(21,977)	Ps.	2,804,400	Ps.	(141,702)	Ps.	16,843,096
Construction in-progress		2,382,118		1,218,757		—		(2,804,400)		(14,470)		782,005
Total investment		15,823,767		1,979,483		(21,977)		—		(156,172)		17,625,101
Accumulated amortization		(4,840,907)		(784,680)		21,977		—		41,892		(5,561,718)
Net amounts	Ps.	10,982,860	Ps.	1,194,803	Ps.	—	Ps.	—	Ps.	(114,280)	Ps.	12,063,383

As of December 31, 2017, 2018 and 2019, the net amounts of improvements to concession assets are:

	Total balance as of
	December 31, 2017		December 31, 2018		December 31, 2019
Net amounts:
Improvements to concession assets	Ps.	7,567,539	Ps.	8,600,742	Ps.	11,281,378
Construction in-progress		2,376,483		2,382,118		782,005
Total amounts	Ps.	9,944,022	Ps.	10,982,860	Ps.	12,063,383

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, even though they are not in committed investments in the MDP.

As of December 31, 2017, 2018 and 2019, the balance of machinery, equipment, improvements on leased assets and improvements to concession assets includes investments pending to be paid in Mexican airports of Ps. 409,271, Ps. 318,519 and Ps. 286,409, respectively. Construction in-progress relates mainly to the rehabilitation of the expansion of the terminal building at the San José del Cabo airport, the renovation of the runway and expansion of the terminal building at Tijuana airport, expansion of the terminal building at the Morelia airport, the building of a taxiway at FBO in Puerto Vallarta airport and the expansion of the terminal building at the Montego Bay airport.

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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2017, 2018 and 2019:

Acquisition cost	Ps.	15,938,359
assigned to:
Rights to use airport facilities (Note 10):
Runways, aprons, platforms	Ps.	519,057
Buildings		577,270
Other facilities		91,241
Land		930,140
		2,117,708
Airport concessions		13,820,651
	Ps.	15,938,359

The original amortization term for the concessions is 49 years. As mentioned in Note 1.a, the concession value was assigned in August 1999, the date in which the amortization term began, and will run through November 2048.

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

–

The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and be subject to inspections by the SCT.

–

The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Tax Act. As of December 31, 2017, 2018 and 2019 the Company recognized Ps. 461,250, Ps. 533,492 and Ps. 599,053 , respectively for this tax.

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

–

According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of the law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

–	The SCT may modify concession terms and conditions that regulate the Company’s operations in accordance to the General Law on Airports.
–	The concession may be renewed in one or more instances for terms that do not exceed an additional 50 years.
b.	Sangster International Airport (MBJ)

As disclosed in Note 1.a, the Company acquired DCA in 2015, which holds a 74.5% stake in MBJA in 2015, located in Montego Bay, Jamaica. MBJA has a concession to operate, maintain and operate of the airport for a period of 30 years as of April 12, 2003.

The concession of MBJ contains the following terms and conditions:

–

On April 2003, MBJ entered into a concession agreement with AAJ in pursuant to which Authority granted MBJA the right to rehabilitate, develop, operate and maintain MBJ. The MBJA is thereby designated as the approved airport operator and permitted to undertake the functions of AAJ, regarding MBJ. The agreement was amended on December 16, 2005 and further amended on April 12, 2006.

–	The concession agreement requires MBJA to provide the airport services set out therein at MBJ.
–

Through its concession agreement, MBJA is obliged to pay AAJ a monthly concession fee on the basis of traffic units (passengers) multiplied by the rate established in the concession. The rate is subject to an annual adjustment according to the National Consumer Price Index in the United States (CPI). MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee is for over the period from April to March of each year, with payment required annually. For the years ended December 31, 2017, 2018 and 2019 the Company recognized USD$25.5 million, USD$28.2 million and USD$31.7 million, respectively.

–

The concession agreement is governed by Jamaican laws and MBJA cannot assign its rights or obligations under the agreement (except by way of security for indebtedness, and without the prior written consent of AAJ).

–

AAJ can terminate the concession agreement in the event of default of MBJA including insolvency of MBJA or its shareholders (if the latter had a material adverse effect on MBJA), cessation of business, material breach by MBJA of the concession agreement including non-payment of any amount due within 60 days after the due date, change of control, bribery or corruption or failure by the shareholders to provide equity funding required by applicable documents. In addition, the MBJA may terminate the concession agreement in the event of a material breach by the AAJ which has a material adverse effect on the business of the MBJ or expropriation or other material adverse action by the Jamaican Government.

c.	Norman Manley International Airport (NMIA)

After a competitive public bidding process among various bidders the Company was selected by the Government of Jamaica to operate, modernize and expand the NMIA, located in the city of Kingston, through a 25-year concession agreement.

The NMIA Concession contains the following terms and conditions:

–

On October 10, 2018, PACKAL entered into a concession agreement the NMIA with AAJ through which the Authorities granted to PACKAL the right to operate, modernize and expand NMIA, therefore, PACKAL is designated as the approved airport operator and permitted to undertake the functions of AAJ with respect to NMIA, and took over control on October 10, 2019.

–

Through the Concession agreement, PACKAL is obliged to pay the AAJ a monthly concession fee of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues. As of December 31, 2019 the Company recognized USD$5.6 million.

–

The concession agreement is governed by Jamaican laws and under the IFRS and PACKAL cannot assign its rights or obligations under the agreement (except by way of security for indebtedness, without the prior written consent of AAJ).

–	On November 7, 2018 PACKAL paid to the IFC the fees of USD $2.1 million for the public bidding process.
–	On October 8, 2019 PACKAL paid to the Authority of USD $5.0 million as an upfront payment before taking control of NMIA.
–

The AAJ can terminate the concession agreement in the event of a default of PACKAL including insolvency of PACKAL or its shareholders, cessation of business, material breach by NMIA of the concession agreement including non-payment of any amount due within 60 days after the due date, change of control, bribery or corruption or failure by the shareholders to provide equity funding required by applicable documents. Furthermore, PACKAL may terminate the concession agreement in the event of a material breach by AAJ which has a material adverse effect on the business of NMIA or expropriation or other material adverse action by the Jamaican Government.

The value of the concessions as of December 31, 2017, 2018 and 2019 is as follows:

	December 31, 2017		December 31, 2018		December 31, 2019
Mexican airport concessions	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Concession airport MBJA (fair value on date of acquisition in USD$176,086,000) (1)		3,475,128		3,465,882		3,318,376
Concession airport NMIA (upfront fees on date of acquisition in USD$7,146,500)		—		140,664		134,677
Less - accumulated amortization (2)		(5,541,118)		(6,015,079)		(6,452,108)
	Ps.	11,754,661	Ps.	11,412,118	Ps.	10,821,596

(1)	The other airport concession includes translation effect for an amount of Ps. 791,102, Ps. 781,857 and Ps. 634,350 as of December 31, 2017, 2018 and 2019, respectively.
(2)	Amortization includes translation effect for an amount of Ps. 7,719, Ps. 4,315 and Ps. (38,776) as of December 2017, 2018 and 2019, respectively.

The amortization charge for the years ended December 31, 2017, 2018 and 2019, amounts to Ps. 466,749, Ps.469,646 and Ps. 475,805, respectively.

10.	Rights to use airport facilities

The value of the rights to use airport facilities as of December 31, 2017, 2018 and 2019 was as follows (only Mexican airports):

	December 31, 2017		December 31, 2018		December 31, 2019
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(1,130,713)		(1,187,412)		(1,244,110)
	Ps.	986,995	Ps.	930,296	Ps.	873,598

The amortization charge for the years ended December 31, 2017, 2018 and 2019 amounts to Ps. 56,700, Ps. 56,699 and Ps. 56,698, respectively.

11.	Other acquired rights

As of December 31, 2017, 2018 and 2019 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term lease contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2017		December 31, 2018		December 31, 2019
Right to operate the charter and general aviation terminal and FBO at San José del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560		93,560
Right to operate various parking lots		5,673		5,673		5,673
		769,227		769,227		769,227
Less – accumulated amortization		(254,234)		(270,931)		(287,627)
	Ps.	514,993	Ps.	498,296	Ps.	481,600

Amortization recognized for the years ended December 31, 2017, 2018 and 2019 amounted to Ps. 16,696, in each year. These assets have a useful life until the end of the concession, as their use and operation will continue until the term expires.

12.	Income taxes

The Company is subject to income taxes, in accordance with the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income tax rate for the Mexican entities is 30%. With the exception of the airports of Mexicali and Tijuana located in the Border of Mexico with the United States of America, which for year 2020 will be 20%, applying the “Decreto de Estímulos Fiscales Región Fronteriza Norte” in which one third of the income tax will be applied as a credit. The tax rate for MBJA and PACKAL is 25% in Jamaica, while for DCA in Spain the tax rate is 25% and will continue in the same manner for the subsequent years.

To determine deferred income taxes as of December 31, 2017, 2018 and 2019 the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates in Entities of the Company.

a.

Recoverable income taxes paid on dividends – Dividends paid to Shareholderswhich are not derived from the net tax income account (CUFIN) generate current income taxes and can be credited against the taxes of the Company during the year of the dividend payment and the two subsequent years in the Mexican entities.

b.

Recoverable taxes – In the regular course of operations, the Company generates receivable balances by the overpayment of taxes payable, according to the calculation mechanism established in the Tax Law, which are recoverable through tax returns or offsetting. The main recoverable taxes are Income Tax (ISR), the Asset Tax (IMPAC) and the Value Added Tax (IVA).

The balances of recoverable taxes are comprised as follows:

	December 31, 2017		December 31, 2018		December 31, 2019
Recoverable taxes:
IMPAC	Ps.	111,987	Ps.	57,759	Ps.	39,186
ISR		21,780		40,492		98,742
IVA		30,886		28,729		35,508
Tax to cash deposits		863		343		—
Business flat tax (IETU)		3,506		3,399		1,929
Withholding taxes		26,040		22,362		43,130
Corporation taxes		3,316		66,338		71,599
Other		198		722		1,481
	Ps.	198,576	Ps.	220,144	Ps.	291,575

c.	Income Tax – Income tax expense (benefit) for the years ended December 31, 2017, 2018 and 2019 consists of the following:

	2017		2018		2019
ISR:
Current	Ps.	1,849,551	Ps.	2,117,491	Ps.	2,055,783
Deferred		(408,910)		(248,450)		(164,340)
	Ps.	1,440,641	Ps.	1,869,041	Ps.	1,891,443

d.

Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2017, 2018 and 2019 is shown below:

	%	2017		%		2018	%	2019
Income before income taxes		Ps.	6,171,722		Ps.	7,007,672		Ps.	7,346,185
Income tax by applying the weighted average statutory rate (1)	30.0%		1,851,517	30.0%		2,102,302	30.0%		2,203,856
Effects of inflation over monetary assets	(7.8)%		(478,609)	(3.9)%		(271,601)	(3.5)%		(260,249)
(Unrecognized) applied tax loss carryforwards	1.0%		62,975	0.8%		57,733	0.8%		61,953
Derecognition of deferred tax asset	1.0%		63,657	0.9%		60,115	—		—
Loss of goodwill impairment, not deductible	(0.1)%		(4,043)	—		—	—		—
Tax rate change in border area	—		—	0.3%		19,391	(0.1)%		(10,332)
Employee benefits	(0.2%)		(12,220)	(0.1%)		(603)	(0.1%)		(9,586)
Cancellation of recoverable tax on assets - undue payments	(0.1)%		(7,587)	(0.8)%		(54,444)	—		—
Other	(0.6)%		(35,049)	(0.6)%		(43,852)	(1.3)%		(94,199)
Effective tax rate	23.2%	Ps.	1,440,641	26.6%	Ps.	1,869,041	25.8%	Ps.	1,891,443

(1)

The tax rate used for the 2017, 2018 and 2019 previous reconciliations above is the average corporate tax rate, respectively payable by corporate entities in Mexico, Jamaica and Spain on taxable profits in accordance with tax laws in these jurisdictions.

e.	Assets and liabilities Deferred income tax recognized –

Deferred taxes are presented according to the origin of the operations of the individual subsidiaries of the Company as IAS - 12 Income taxes does not allow the offsetting of taxes in accordance with the following:

An entity must offset deferred tax assets with tax deferred tax liabilities if, and only if:

(a)	It has a legally enforceable right to offset before the tax authorities the amounts recognized in these items; and
(b)	deferred tax assets and deferred tax liabilities arising from a tax on profits corresponding to the same fiscal authority, which fall under:
(i)	the same company or taxable entity; or

(ii)

different companies or individuals for tax purposes that seek to either liquidate assets and current tax liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which expected to be settled or recovered significant amounts of assets or liabilities for deferred taxes.

The net deferred income tax assets are from Mexican subsidiaries:

	December 31, 2017		December 31, 2018		December 31, 2019
Deferred ISR asset (liability):
Expected credit loss	Ps.	7,209	Ps.	10,636	Ps.	10,831
Machinery and equipment		37,645		46,723		50,590
Improvements to concession assets		511,166		567,497		605,052
Airport concessions and rights to use airport facilities		4,461,211		4,592,116		4,654,502
Other acquired rights		130,776		139,268		143,596
Derivative financial instruments		(30,667)		(39,492)		82,370
Other assets		387		445		449
Tax loss carryforwards		170,990		113,257		51,304
Employee benefits		27,257		27,805		30,373
Accruals		12,966		14,024		19,877
Recoverable tax on assets		25,342		—		—
Deferred income tax asset	Ps.	5,354,282	Ps.	5,472,279	Ps.	5,648,944

The net deferred income tax liability corresponds to the subsidiaries in Jamaica:

	December 31, 2017		December 31, 2018		December 31, 2019
Deferred tax (liability) asset:
Trade receivables	Ps.	(822)	Ps.	(820)	Ps.	(1,169)
Machinery, equipment and improvements on leased assets		(103,782)		(96,496)		(76,881)
Improvements to concession assets		(2,008)		(1,905)		(1,712)
Airport concessions		(748,879)		(700,168)		(615,751)
Accruals		16,238		14,458		13,604
Deferred tax liability	Ps.	(839,253)	Ps.	(784,931)	Ps.	(681,909)

f.	Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the consolidated statement of financial position is comprised of the following items of the Mexican Companies:

	December 31, 2017		December 31, 2018		December 31, 2019
Tax loss carryforwards	Ps.	212,464	Ps.	235,475	Ps.	269,898
Deductible tax temporary difference		47,533		98,929		102,342
Recoverable tax on assets		225,209		—		—
	Ps.	485,206	Ps.	334,404	Ps.	372,240

The Company does not recognize deferred tax assets on tax loss carryforwards for which it is not probable to generate future taxable profits to utilize such tax losses.

As disclosed in subparagraph i. of this Note, the recoverable tax on assets expired in 2017. During 2018, the last recoverable amount of tax on assets was filed with the Mexican Tax Administration Service (SAT). Recoverable income tax from recoverable tax on assets detailed above has not been recognized.

The Company does not recognize deferred tax assets relating to temporary differences between the accounting and tax value of investments in subsidiaries, as it has the power to control the reversal date of those temporary differences, and does not expect them to reverse in the foreseeable future.

g.

Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Los Mochis, Manzanillo, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V. The Company estimates tax loss carryforwards will be recoverable in Grupo Aeroportuario del Pacífico, S.A.B. de C.V. With respect to tax legislation relating to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2026. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2017		December 31, 2018		December 31, 2019
Tax loss carryforwards	Ps.	1,278,180	Ps.	1,162,441	Ps.	1,070,673
Unrecognized tax loss carryforwards		(708,212)		(784,917)		(899,659)
Recognized tax loss carryforwards	Ps.	569,968	Ps.	377,524	Ps.	171,014

h.	Balances and movements of deferred taxes during the period.

	Balance as of January 1, 2017		Effects of profit and loss		Allocation to recoverable taxes		Other comprehensive income		Balance as of December 31, 2017
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	8,267	Ps.	(1,058)	Ps.	—	Ps.	—	Ps.	7,209
Machinery, equipment and improvements on leased assets		31,854		5,791		—		—		37,645
Improvements to concession assets		411,620		99,546		—		—		511,166
Airport concessions and rights to use airport facilities		4,162,475		298,736		—		—		4,461,211
Other acquired rights		118,215		12,561		—		—		130,776
Derivative financial instruments		(20,446)		(10,221)		—		—		(30,667)
Other assets		268		119		—		—		387
Tax loss carryforwards		233,965		(62,975)		—		—		170,990
Employee benefits		20,898		8,721		—		(2,362)		27,257
Accruals		9,469		3,497		—		—		12,966
Recoverable tax on assets		94,259		2,656		(71,573)		—		25,342
Total deferred tax asset	Ps.	5,070,844	Ps.	357,373	Ps.	(71,573)	Ps.	(2,362)	Ps.	5,354,282

	Balance as of January 1, 2018		Effects of profit and loss		Allocation to recoverable taxes		Other comprehensive income		Balance as of December 31, 2018
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	7,209	Ps.	3,427	Ps.	—	Ps.	—	Ps.	10,636
Machinery, equipment and improvements on leased assets		37,645		9,078		—		—		46,723
Improvements to concession assets		511,166		56,331		—		—		567,497
Airport concessions and rights to use airport facilities		4,461,211		130,905		—		—		4,592,116
Other acquired rights		130,776		8,492		—		—		139,268
Derivative financial instruments		(30,667)		(8,825)		—		—		(39,492)
Other assets		387		58		—		—		445
Tax loss carryforwards		170,990		(57,733)		—		—		113,257
Employee benefits		27,257		(5,236)		—		5,784		27,805
Accruals		12,966		1,058		—		—		14,024
Recoverable tax on assets		25,342		54,444		(79,786)		—		—
Total deferred tax asset	Ps.	5,354,282	Ps.	191,999	Ps.	(79,786)	Ps.	5,784	Ps.	5,472,279

	Balance as of January 1, 2019		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2019
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	10,636	Ps.	195	Ps.	—	Ps.	10,831
Machinery, equipment and improvements on leased assets		46,723		3,867		—		50,590
Improvements to concession assets		567,497		37,554		—		605,051
Airport concessions and rights to use airport facilities		4,592,116		62,386		—		4,654,502
Other acquired rights		139,268		4,328		—		143,596
Derivative financial instruments		(39,492)		44,931		76,931		82,370
Other assets		445		4		—		449
Tax loss carryforwards		113,257		(61,953)		—		51,304
Employee benefits		27,805		4,901		(2,333)		30,373
Accruals		14,024		5,854		—		19,878
Total deferred tax asset	Ps.	5,472,279	Ps.	102,067	Ps.	74,598	Ps.	5,648,944

	Balance as of January 1, 2017		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2017
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(10,991)	Ps.	(185)	Ps.	10,354	Ps.	(822)
Machinery, equipment and improvements on leased assets		(114,627)		5,555		5,290		(103,782)
Improvements to concession assets		(2,209)		95		106		(2,008)
Airport concessions		(835,432)		45,675		40,878		(748,879)
Accruals		16,586		398		(746)		16,238
Total deferred tax liability	Ps.	(946,673)	Ps.	51,538	Ps.	55,882	Ps.	(839,253)

	Balance as of January 1, 2018		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2018
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(822)	Ps.	5,220	Ps.	(5,218)	Ps.	(820)
Machinery, equipment and improvements on leased assets		(103,782)		6,998		288		(96,496)
Improvements to concession assets		(2,008)		97		6		(1,905)
Airport concessions		(748,879)		46,399		2,312		(700,168)
Accruals		16,238		(2,263)		483		14,458
Total deferred tax liability	Ps.	(839,253)	Ps.	56,451	Ps.	(2,129)	Ps.	(784,931)

	Balance as of January 1, 2019		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2019
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(820)	Ps.	-	Ps.	(349)	Ps.	(1,169)
Machinery, equipment and improvements on leased assets		(96,496)		(74,659)		94,274		(76,881)
Improvements to concession assets		(1,905)		97		96		(1,712)
Airport concessions		(700,168)		46,461		37,956		(615,751)
Accruals		14,458		90,374		(91,228)		13,604
Total deferred tax liability	Ps.	(784,931)	Ps.	62,273	Ps.	40,749	Ps.	(681,909)

i

As a result of the enactment of IETU law beginning in 2008, specifically with respect to the third transitory article, the Company has ten years to recover, under specific circumstances, existing IMPAC paid in previous years, which as of December 31, 2017 amounted to Ps. 250,551.  The previously mentioned article establishes the right to recover the tax on assets paid prior to the IETU law enactment date. However, to obtain a refund there are certain requirements that must be met, including: i) the tax on assets subject to recovery must have been paid over the previous ten years, ii) the ISR has to be higher than the tax on assets for the three years prior to 2008, and iii) it establishes for its recovery an annual limit of up to 10% per year over the IMPAC effectively paid.

There were several interpretations as to how an entity could recover the tax on assets paid, but to date there has been no explicit definition from the tax authorities or a precedent from any court that provides clarity as to the proper manner in which to recover such amounts. The Company’s management believed it was not probable that they would recover certain amounts and has decided not to recognize it as an asset of Ps. 225,209 as of December 31, 2017. The remaining amount of recoverable tax on assets was comprised of Ps. 16,097 (nominal value) and Ps. 9,245 of interest for the period from 2002 to 2017. As of the end of 2018 and 2019, the Company had no right to recover the recoverable taxes paid in previous years in accordance with the mentioned rules before.

As of December 31, 2017, 2018 and 2019, the recoverable tax on assets is comprised as follows:

	December 31, 2017		December 31, 2018		December 31, 2019
Recoverable tax on assets paid	Ps.	250,551	Ps.	-	Ps.	-
Unrecognized recoverable tax on assets paid		(225,209)		-		-
Recognized recoverable tax on assets	Ps.	25,342	Ps.	—	Ps.	—

As of December 31, 2019 there is no paid Tax on Assets susceptible to recoverability.

13.	Investment in associate

Details of the associate of the Company at the end of the reporting period is as follow:

Name of associate	Place of constitution and operation	Proportion of ownership interest and voting power held by the Company
SCL Terminal Aérea de Santiago, S. A.	Santiago de Chile, Chile	14.77%

As disclosed in Note 1, DCA has a stake of 14.77% in SCL, operator of the international terminal of Santiago de Chile’s airport until September 30, 2015. On that date, the operation of the airport was delivered to the new operator. Although it no longer has operations in accordance with the concession agreement, SCL must remain in effect for one year after delivery of the concession to address any potential contingencies. After that first year, SCL shall remain in force until its dissolution, in accordance with the tax regulations in Chile.

According to the estimates of the Company, it is expected that the associate will be liquidated in the year 2022, due to lawsuits which are expected to be resolved in that year, in accordance with the company administration and external advisors it is not expected to have an adverse effect on profit and loss. During the 2018, Ps. 10,034 were recovered.

At the date of acquisition, the book value of SCL is € 4,653,021 (Ps. 105,936). The results of DCA of the years ended December 31, 2017, 2018 and 2019 were recognized using the equity method in the consolidated financial statements.

As of December 31, 2017, 2018 and 2019, the net results of SCL is comprised as follows:

	2017		2018		2019
Net (loss) profit SCL	Ps.	19,330	Ps.	(6,411)	Ps.	532
Proportion of ownership interest and voting power held by the Company		14.77%		14.77%		14.77%
Share of (loss) profit of associate	Ps.	2,855	Ps.	(947)	Ps.	79

The Company owns less than 20% of the shares of SCL, however it concluded it has significant influence because it has a representation on its Board of Directors and participates in the process of setting its financial and operating policies.

The summarized financial information below represents the amounts shown in the financial statements of SCL prepared in accordance with IFRS.

The detail of the investment in the associate as of December 31, 2019 is as follows:

	Balance
Initial investment	Ps.	21,636
Adjustment to the investment SCL		(13,475)
Share of loss of associate 2017		2,855
Balance as of December 31, 2017		11,016
Payment of capital reduction 2018		(10,034)
Share of loss of associate 2018		(947)
Balance as of December 31, 2018		35
Share of loss of associate 2019		79
Balance as of December 31, 2019	Ps.	114

Condensed statements of financial position as of December 31, 2017, 2018 and 2019:

	2017		2018		2019
Current assets	Ps.	142,672	Ps.	47,681	Ps.	11,935
Total assets		142,672		47,681		11,935
Total liability		51,189		37,845		7,354
Shareholders´ equity	Ps.	91,483	Ps.	9,836	Ps.	4,581

Condensed statement of comprehensive profit (loss) for the year ended December 31, 2017, 2018 and 2019:

	2017		2018		2019
Revenues	Ps.	56,373	Ps.	1,773	Ps.	585
Costs, expenses and income taxes		37,043		8,184		53
Net Profit (loss)	Ps.	19,330	Ps.	(6,411)	Ps.	532

14.	Accounts payable

The Company receives credit from its suppliers for 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2017		December 31, 2018		December 31, 2019
Suppliers	Ps.	784,533	Ps.	730,361	Ps.	735,729
Advance payments from clients		108,853		139,576		142,044
Interest payable		87,168		84,224		98,882
Direct employee benefits		46,674		48,239		62,494
Others suppliers		26,864		141,380		112,635
Others		11,977		10,932		11,989
Total	Ps.	1,066,069	Ps.	1,154,712	Ps.	1,163,773

Advanced payments from clients represent payments for future services that have not yet been provided and if they are not performed, the Company has the obligation to reimburse their customers for such.

The balance of direct employee benefits corresponding principally of provisions of vacation pay, bonuses and other employee benefits.

15.	Leases Obligations

a.	Lease contracts

The Company leased space for its corporate offices and the lease of utility vehicles and operating vehicles, under a lease agreement. The average lease term is from 2 to 4 years in 2019 and there are options to buy the equipment for a nominal amount at the end of the terms of the lease.

The obligations of the Company stem from financial leases that are guaranteed by the title of the lessors to the leased assets.

b.	Liabilities for assets in a lease

The amount of liabilities for assets in a lease as of December 31, 2018 were as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
Less than one year	Ps.	17,938	Ps.	(3,428)	Ps.	14,510

Less than two years	Ps.	13,460	Ps.	(2,330)	Ps.	11,130
Less than three years		11,819		(1,460)		10,359
Less than four years		11,008		(618)		10,390
Five years and over		1,851		(41)		1,810
Liabilities for assets in lease long term		38,138		(4,449)		33,689
Total liabilities for leased assets	Ps.	56,076	Ps.	(7,877)	Ps.	48,199

	2018
Operating lease commitment as of December 31, 2017	Ps.	62,948
Discount of the present value using the incremental loan rate as of January 1, 2018		(4,257)
Short term leases		(680)
Liabilities for assets in lease as of January 1, 2018		58,011

Acquisitions of assets in lease		5,425
Interest paid on leasing		(3,733)
Payment of lease obligations		(11,504)
Liabilities for assets in lease	Ps.	48,199

	Future minimum lease payments		Interest		Present value of minimum lease payments
Less than one year	Ps.	15,067	Ps.	(2,490)	Ps.	12,577

Less than two years	Ps.	13,445	Ps.	(1,525)	Ps.	11,920
Less than three years		11,496		(612)		10,884
Less than four years		1,850		(39)		1,811
Liabilities for assets in lease long term		26,791		(2,176)		24,615
Total liabilities for leased assets	Ps.	41,858	Ps.	(4,666)	Ps.	37,192

	2019
Liabilities for assets in lease as of December 31, 2018	Ps.	48,199
Acquisitions of assets in lease		8,957
Interest paid on leasing		(3,703)
Payment of lease obligations		(16,261)
Liabilities for assets in lease	Ps.	37,192

As of December 31, 2018 and 2019 the Company recognized Ps. 13,118 and Ps. 16,261 respectively for the amortization of assets for the rights of use.

The interest rates that underlie all obligations under lease agreements are fixed by an average discount interest of 8.23% as of January 1°, 2018, and 8.38% and 7.99% during the year 2018 and 2019. As of December 31, 2018 and 2019, Ps. 3,733 and Ps. 3,703 was recognized as interest on the liability for lease in the consolidated statement of income and other comprehensive income.

16.	Derivative financial instruments

The Company has borrowings denominated in US dollars and debt securities at variable interest rates in pesos, which in case of an increase in interest rates, would reduce the Company’s cash flows. Through the contracting of the CAP´s and SWAP´s with HSBC and Scotiabank, in some of these borrowings, the Company seeks to limit the risk of interest rate increases. In 2016 the Company contracted some hedges in which it has a floor and two collars to the increase in interest rates, so that if the relevant rate surpasses the level established (strike) in the contract, the CAP generates positive cash flows to the Company, which offsets the negative effects of the increase in the interest rates from the underlying loans.

The Company’s derivative financial instruments are negotiated in the market Over The Counter (OTC), through national and international counter parties.

The issuance of debt securities “GAP 15” in February 2015 for Ps. 1,100,000 and the second tranche of the same debt securities “GAP 15” in January 2016 for Ps. 1,100,000, generates interest at a variable rate of TIIE-28 plus 24 basis points with a term of 5 years. This credit has a hedge of the interest rate Collar category with floor of 4.05%, CAP 1 5.75% and a second CAP of 6.75%.

During January and February 2016, the Company entered into unsecured credit agreement with Scotiabank and BBVA for USD$95.5 million with each institution, for a total of USD$191.0 million. The loans generate interest at Libor 1M  plus 99 and 105 basis points, respectively, with monthly interest payments, for a term of 5 years. For this credit an interest rate hedge Collar category was contracted, with floor of 0.42%, CAP 1 1.75% and a second CAP of 2.75%.

On May 2, 2017, the Company contracted an interest rate SWAP with HSBC, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 17” with a value of Ps.1,500,000, which were issued at an interest rate TIIE and was swapped to 7.21% fixed rate, until the end of the debt securities certificates.

On February 26, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 17-2” with a value of Ps. 2,300,000 which were issued at an interest rate TIIE and was swapped to 8.0315% fixed rate, until the end of the debt securities. Changes in fair value are recognized in other comprehensive income in the statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized.

On February 27, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP-19” with a value of Ps. 3,000,000 which were issued at an interest rate TIIE and was swapped to 8.03% fixed rate, until the end of the debt securities. Changes in fair value are recognized in other comprehensive income in the statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized.

These financial instruments with HSBC and the financial instrument of Scotiabank to cover the debt security “GAP 15” for Ps. 2,200,000 were not entered into for speculative purposes, but neither were formally designated and therefore did not qualify as hedging instruments for accounting purposes and as a result changes in their fair value and are recognized in profit or loss within finance cost. The financial instruments with Scotiabank to cover the debt securities “GAP 17-2” and “GAP 19” were entered into for speculative purposes and were formally designated and therefore did qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in OCI and profit or loss in the financial instrument of cash flow hedges reserve.

The main characteristics and the fair value of these derivatives as of December 31, 2017, 2018 and 2019 are as follows:

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value as of December 31, 2017
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	16,442
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		16,753
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2021		37,577
HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022		36,043
Total									Ps.	106,815

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value as of December 31, 2018
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	25,572
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		26,369
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2020		24,257
HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022		60,259
Total									Ps.	136,457

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value as of December 31, 2019
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	667
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		619
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2020		3,400
Total									Ps.	4,686

HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022	Ps.	(17,998)
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	—	—	—	November 2022		(86,998)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	—	—	—	March 2024		(160,983)
Total									Ps.	(265,979)

For the years ended December 31, 2017 and 2018 a gain of Ps. 34,361 and Ps. 29,642 respectively, were recognized within finance income as income of the period, due to the net income of the period for its extrinsic value presented net within the finance cost line and on December 31, 2019, an amount of Ps. 149,770 was recognized, as a net expense of the period for the extrinsic value, being presented net within the finance cost line. No amount has been recognized within other comprehensive income items during the year ended December 31, 2017 and 2018, due to the intrinsic value of the coverage. As of December 31, 2019, Ps. 172,094 has been recognized in the reserve for the loss of the fair value of the coverage for cash flow hedges of the “GAP 17-2” and “GAP 19” certificates.

On March 4, 2016, started the hedge of the variable interest rate generated. During 2019, coverage was used because the 30-day Libor exceeded the CAP 1 of 1.75%. As of December 31, 2018 and 2019, the Company recognized an income of Ps. 9,919 and Ps. 19,275, respectively, for the application of coverage in the comprehensive financing result in the interest line.

On April 1, 2016, started the hedge of the variable interest rate generated. During 2019, coverage was used because the 28-day TIIE rate exceeded the CAP 1 of 5.75%. As of December 31, 2017, 2018 and 2019, the Company recognized an income of Ps. 19,607, Ps. 22,856 and Ps. 22,305, respectively, in favor of the Company for the application of the coverage because the fixed rate agreed in the SWAP was lower than the TIIE.

On May 4, 2017, started the hedge of the variable interest rate generated by the debt securities issued in April 2017; These debt securities were placed at a 28-day TIIE variable rate plus 49 basis points, so a SWAP was contracted to convert it to a fixed rate of 7.21%. As of December 31, 2018 and 2019 an amount of Ps. 11,517 and Ps. 17,300 respectively, was recognized a finance income in favor of the Company for the application of the hedge, because the fixed rate contracted in the SWAP was lower than the TIIE.

On February 26, 2019, started the hedge of the variable interest rate generated by the debt securities issued in November 2017; These debt securities were placed at a 28-day TIIE variable rate plus 44 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2019 an amount of Ps. 6,450 was recognized as a finance income in favor of the Company and Ps. 559 were recognized to finance cost for the application of the hedge, because the fixed rate contracted in the SWAP was lower than the TIIE.

On February 27, 2019, started the hedge of the variable interest rate generated by the debt securities issued in March 2019; These stock certificates were placed at a 28-day TIIE variable rate plus 45 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2019 an amount of Ps.6,828 was recognized as a finance income in favor of the Company and Ps. 725 were recognized to finance cost for the application of the hedge, because the fixed rate contracted in the SWAP was lower than the TIIE.

17.	Bank Loans and issuance of Debt Securities
a.	Bank Loans

During 2015, the Company obtained loans to finance the acquisition of 100% of the shares of the DCA Company with BBVA and Bank of Nova Scotia, which were refinanced later. With the acquisition of MBJA, the Company assumed loans previously hired by MBJA. All the loans contracted with banking institutions and third parties are described below with the unpaid balance at each date.

	December 31 2017		December 31 2018		December 31 2019
On September 14, 2007, MBJA signed a simple unsecured loan, with the International Finance Corporation (IFC) for up to USD$20 million. The loan bears interest at a variable rate of 6 month Libor plus 392 basis points, for a period of 12 years from this disposition and semi-annual instalments. The loan was settled on August 2018.	Ps.	148,014	Ps.	-	Ps.	—
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum. The loan does not have an expiration date nor an amortization schedule.		215,843		215,269		206,107
In February 2009, MBJA signed a simple unsecured loan with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. The interest rate was set at 8%. The loan does not have an expiration date nor an amortization schedule.		10,065		10,038		9,610
On December 12, 2012, MBJA signed a simple unsecured loan with IFC for USD$13 million. The loan bears interest at a variable rate of six month Libor plus 450 basis points, for a period of 5 years from each disposition. The loan was settled on August 2018.		73,504		—		—
In 2014 MBJA signed two finance lease arrangements, one with SITA Information Networking Computing BV for USD$1,792,096, for equipment and the other with SITA Information Networking BV. USA for software support for USD$1,231,858. Both leases are for seven years with a fixed interest rate of 8% per annum. The monthly lease payment totals USD$47,132. The loans were settled on August 2018.		35,370		—		—
On January 19, 2016, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously in the short term for amount of USD $95.5 million, with a five-year maturity. The loan bears interest at Libor 1M plus 99 basis points.		1,884,731		1,879,717		1,799,717
On February 15, 2016, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously in the short term for amount of USD $95.5 million, with a five-year maturity. The loan bears interest at Libor 1M plus 105 basis points.		1,884,731		1,879,717		1,799,717
On December 28, 2017, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$40,000,000. The loan bears interest at Libor 1M plus 280 basis points for a period of 7 years from this disposition and semi-annual instalments. As of December 31, 2019 the balance amounted to USD$33.0 million.		—		551,122		621,891
Total unpaid balance of bank loans and long-term debt		4,252,258		4,535,863		4,437,043
Less - Current portion		(141,412)		—		—
Long-term portion	Ps.	4,110,846	Ps.	4,535,863	Ps.	4,437,043

b)	Issuance of Debt Securities

	December 31 2017		December 31 2018		December 31 2019
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,100,000 under the "GAP 15" name, at a variable interest rate of 28-day TIIE plus 24 basis points for a period of five years, maturing on February 14, 2020. On January 29, 2016, the first reopening was made the long-term debt securities GAP 15 for the total Ps. 1,100,000. It has the same maturity as the originally and accrue the same interest rate. As of December 31, 2019, the TIIE rate is 7.5555%.	Ps.	2,200,000	Ps.	2,200,000	Ps.	2,200,000
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,500,000 under the name "GAP 15-2" at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on July 8, 2016, for Ps. 1,500,000 under the "GAP 16" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. As of December 31, 2019, the TIIE rate is 7.5555%.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on April 6, 2017, for Ps. 1,500,000 under the "GAP 17" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. As of December 31, 2019, the TIIE rate is 7.5555%.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on November 9, 2017, for Ps. 2,300,000 under the "GAP 17-2" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. As of December 31, 2019, the TIIE rate is 7.5555%.		2,300,000		2,300,000		2,300,000
Unsecured debt securities issued in the Mexican market on March 29, 2019, for Ps. 3,000,000 under the "GAP 19" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. As of December 31, 2019, the TIIE rate is 7.5555%.		—		—		3,000,000
Total unpaid balance of bank loans and long-term debt		9,000,000	Ps.	9,000,000	Ps.	12,000,000
Less - Current portion		—	Ps.	—	Ps.	(2,200,000)
Long-term portion	Ps.	9,000,000	Ps.	9,000,000	Ps.	9,800,000

The proceeds in 2017 from the issuance of the long-term debt securities were allocated to finance capital investments set forth in the Master Development Program  for the Mexican Airports of Ps. 3,800,000. Issuance expenses of Ps.9,313 were recognized.

The proceeds in 2019 from the issuance of the long-term debt securities were allocated to finance capital investments set forth in the Master Development Program for the Mexican Airports of Ps. 3,000,000. Issuance expenses of Ps.7,183 were recognized.

The long-term debt previously described, matures as follows:

Year	Amount
2020	Ps.	2,200,000
2021		5,223,812
2022		3,924,378
2023		124,378
2024		3,124,378
Thereafter		1,840,097
	Ps.	16,437,043

As of December 31, 2017, 2018 and 2019, debts are payable by the following companies:

	At December 31, 2017
Company	Current		Long-Term		Total
GAP	Ps.	—	Ps.	12,769,461	Ps.	12,769,461
MBJA		141,412		341,385		482,797
Total	Ps.	141,412	Ps.	13,110,846	Ps.	13,252,258

	At December 31, 2018
Company	Current		Long-Term		Total
GAP	Ps.	—	Ps.	12,759,435	Ps.	12,759,435
MBJA		—		776,428		776,428
Total	Ps.	—	Ps.	13,535,863	Ps.	13,535,863

	At December 31, 2019
Company	Current		Long-Term		Total
GAP	Ps.	2,200,000	Ps.	13,399,433	Ps.	15,599,433
MBJA		—		837,610		837,610
Total	Ps.	2,200,000	Ps.	14,237,043	Ps.	16,437,043

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

As a result of the issuance of the debt securities, the Company has covenants which have been fulfilled during 2017, 2018 and 2019. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized as part of interest expense, using the effective interest rate over the term of each transaction. These costs include commissions and professional fees.

c)	Reconciliation of liabilities arising from financing activities

					Non-cash changes
	Balance as of January 1, 2019		Repayments on bank loans		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments
Debt securities current portion	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,200,000	Ps.	—
Long-term borrowings		4,535,863		—		—		96,308		(195,128)		—		—
Debt securities		9,000,000		—		3,000,000		—		—		(2,200,000)		—
Derivative financial instruments (Note 16)		(136,457)		—		—		—		—		—		397,750
Total	Ps.	13,399,406	Ps.	—	Ps.	3,000,000	Ps.	96,308	Ps.	(195,128)	Ps.	—	Ps.	397,750

18.	Retirement employee benefits
a.

Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 6,001,       Ps. 7,162 and Ps. 8,016 in 2017, 2018 and 2019, respectively.

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

The defined benefit plans in Mexico usually expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk.

Interest risk	A decrease in the interest rate bond will increase the plan liability.

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

The amount included in the statement of financial position arising from the obligation of the entity for defined benefit plans on December 31, 2017, 2018 and 2019 is as follows:

	2017		2018		2019
Present value of defined benefit obligations	Ps.	112,980	Ps.	120,606	Ps.	144,743

The table below shows the movements in the present value of defined benefit obligations:

	2017		2018		2019
Opening defined benefit obligation	Ps.	92,575	Ps.	112,980	Ps.	120,606
Plan modifications		—		—		956
Current service cost		9,459		12,775		13,152
Interest cost		8,344		8,907		12,048
Actuarial gains		—		(3,359)		(115)
Cost per service passed for modification or reduction		—		(10,858)		—
New measurement (gains) / losses:
Actuarial losses resulting from changes in financial and demographic assumptions		2,602		161		1,404
Benefits paid		—		—		(3,308)
Ending defined benefit obligation	Ps.	112,980	Ps.	120,606	Ps.	144,743

Below are the amounts for the years ended December 31, 2017, 2018 and 2019 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2017		2018		2019
Current service labor cost	Ps.	9,459	Ps.	12,775	Ps.	13,152
Interest cost		8,344		8,907		12,048
Actuarial gains		—		(3,359)		(115)
Cost per service passed for modification or reduction		—		(10,858)		—
Cost per service for plan modification		—		—		956
Benefits paid		—		—		(3,308)
Components of defined benefit costs recognized in net income (Note 24)		17,803		7,465		22,735
Measurement of net defined benefit liability:
Actuarial losses arising from changes in financial and demographic assumptions recognized in other comprehensive income		2,602		161		1,404
Total recognized as employee benefit cost	Ps.	20,405	Ps.	7,626	Ps.	24,139

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2017	2018	2019
Discount of the projected benefit obligation at present value	7.6%	9.2%	7.4%
Salary increase	5.0%	6.0%	6.8%
Remaining labor life	17.7 years	18.6 years	17.6 years
Inflation	4.2%	6.7%	6.0%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps. 12,377.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).

19.	Equity
a.	As of December 31, 2017, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	7,674,179
Series BB	84,150,000		1,354,267
Total	561,000,000	Ps.	9,028,446

As of December 31, 2018, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	6,610,939
Series BB	84,150,000		1,166,637
Total	561,000,000	Ps.	7,777,576

As of December 31, 2019, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	5,257,319
Series BB	84,150,000		927,763
Total	561,000,000	Ps.	6,185,082

As of December 31, 2019, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

Each share of Series “B” and “BB” gives the holder the right to one vote at any Ordinary Shareholders’ Meeting. According to the Company’s bylaws, shareholders of Series “B” shares either individually or jointly with their related parties, cannot hold more than 10% of the total outstanding common stock of the Company, and therefore are prohibited from exceeding such limits by participating through trusts, agreements, social pacts or bylaws, pyramid schemes or any other mechanism that provides a larger share than legally allowed. Additionally, the Company’s bylaws provide that if a person individually or jointly with its related parties, acquires a percentage of shares exceeding the limits of participation previously mentioned, the person or group of persons will be required to sell the excess over what is allowed through a public offering, during which time, the shares owned over the 10% threshold by such individuals will not have voting rights and cannot be represented in any Stockholder Meeting. Furthermore, the shareholders of Series “BB” shares, either individually or jointly with their related parties, may also be owners of shares of Series “B” shares, regardless of the shares they hold in the aggregate of Series “B” and Series “BB”.  However, for those shareholders of the Series “BB” shares, their votes will be limited to no more than 10% of the voting common stock, and any additional participation is required to vote in the same way of the majority of the votes in any Stockholder Meeting.

Shareholders of Series “BB” shares are entitled to elect four members to the board of directors and their alternates, whereas shareholders of Series “B” shares with rights to vote, even limited or restricted, that individually or together owning 10% or more of the Company’s capital stock is entitled to elect one member to the board of directors at aShareholders’ Meeting, and in such instances, such a shareholder or group of shareholders may not exercise the right to vote for the board members corresponding to the majority. If any shareholder or group of shareholders representing at least 10% of the common shares of which the common stock is comprised, exercises the right to appoint a board member, such a shareholder will not have the right to vote in the designation of the board members that correspond to appointment by the majority of Series “B” shareholders. The total number of members of the Board of Directors of the Company is 11, therefore holders of Series “B” shares have the right to appoint only seven members.

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

For the Audit Committee, is complying with the legal restrictions of independence.

b.

In an Ordinary Shareholders’ Meeting held on April 25, 2017, the Shareholders approved a dividend payment of Ps. 5.72 per outstanding shares on the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 2.86 per outstanding share was made on August 14, 2017 of Ps. 1,503,146 and the second payment for Ps. 2.86 per outstanding share was on November 16, 2017 of Ps. 1,503,146. In the same Shareholders’ meeting the reserve for repurchase of shares approved at the Shareholders´ Meeting held on April 26, 2016 of Ps. 950,000 was canceled, and simultaneously the Shareholders approved a maximum amount of Ps. 995,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the management of the Company.

c

In a General Extraordinary Shareholders’ Meeting held on April 25, 2017, the Shareholders approved a capital reduction of Ps. 3.33 per outstanding shares for a total of Ps. 1,750,167. The payment was made on May 8, 2017.

d.

In an Ordinary Shareholders’ Meeting held on April 25, 2018, the Shareholders approved a dividend payment of Ps. 7.62 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 3.81 per outstanding share was made on August 21, 2018 of Ps. 2,002,443 and the second payment for Ps. 3.81 per outstanding share was on November 20, 2018 of Ps. 2,002,443. In the same Shareholders’ meeting the reserve for repurchase of shares approved at the Shareholders´ Meeting held on April 25, 2017 of Ps. 995,000 was canceled, and simultaneously the Shareholders approved a maximum amount of Ps. 1,250,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the management of the Company.

e.

In a General Extraordinary Shareholders’ Meeting held on April 25, 2018, the Shareholders approved a capital reduction of Ps. 2.38 per outstanding shares for a the total of Ps. 1,250,870. The payment was made on May 11, 2018.

f.

In an Ordinary Shareholders’ Meeting held on April 23, 2019, the shareholders approved a dividend payment of Ps. 8.42 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps. 4.21 per outstanding share was made on August 29, 2019 of Ps. 2,212,673 and the second payment for Ps. 4.21 per outstanding share was on November 20, 2019 of Ps. 2,212,673. In the same Shareholders´ meeting the reserve for repurchase of shares approved at the  Shareholders´ Meeting held on April 25, 2018 of Ps. 1,250,000 was canceled, and simultaneously the Shareholders approved a maximum amount of Ps. 1,550,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the management of the Company.

g.

In a General Extraordinary Shareholders’ Meeting held on April 23, 2019, the shareholders approved a capital reduction of Ps. 3.03 per outstanding shares for a the total of Ps. 1,592,494. The payment was made on May 17, 2019.

h.

General Corporate Law requires that at least 5% of the unconsolidated net income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2017, 2018 and 2019, the legal reserve, in nominal pesos, was Ps. 1,119,029, Ps. 1,345,709 and Ps. 1,592,551, corresponding to 12.4%, 17.3% and 25.7%, of the common stock, respectively.

i.

As of December 31, 2019, the Company has a maximum amount of funds approved to repurchase shares of the Company for       Ps. 3,283,374. From the approved amount, 35,424,453 shares have been repurchased for a total of Ps. 1,733,374, corresponding to repurchases made from September 2010 to February 2014. The remaining balance of Ps. 1,550,000 is available to repurchase shares. During 2019 no repurchase of shares was carried out.

j.

Shareholders’ equity distribution, except for the restatement amounts of the common stock contributed and the Net tax income account, will be subject to an ISR tax, calculated at the tax rate applicable to the distribution year. This corporate level dividend income tax on the distribution of earnings may be applied as a credit against ISR corresponds to the fiscal year in which the dividend was paid and the subsequent two fiscal years following the date in which the dividend was paid. Starting in 2014, dividends distributed to shareholders that originate from tax retained earnings generated from 2014 and later, will generate an additional withholding tax of 10% that is directly attributable to non-Mexican and individual shareholders receiving the dividend.

k.	The balances of Shareholders’ equity tax accounts as of December 31, 2017, 2018 and 2019 were as follows:

	2017		2018		2019
Contributed capital account	Ps.	26,519,004	Ps.	26,503,103	Ps.	25,621,413
Net tax income account		4,111,601		4,548,882		4,840,176
Stockholders equity tax account	Ps.	30,630,605	Ps.	31,051,985	Ps.	30,461,589

l.

In years 2017, 2018 and 2019 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA, MBJA and PACKAL from functional currency (euro and US dollar respectively) to the reporting currency (Mexican peso), the effects of the remeasurements of the employee benefit, the net income tax and the reserve for cash flow hedges financial instruments.

20.	Non-controlling interest (NCI)

On April 20, 2015 the Company acquired 100% of the shares of DCA, which owns 74.5% of the shares of MBJA and the remaining 25.5% is hold by Vantage, as a non-controlling shareholder.

On March 23, 2017, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$26.0 million, which was distributed to DCA USD$19.37 million (Ps. 377,603 an exchange rate of Ps. 19.4942) and Vantage USD$6.63 million (Ps. 129,247 an exchange rate Ps. 19.4942), which were paid on January 22, 2018. The payment of this dividend corresponds to the dividends payable as of December 31, 2017 in the consolidated statement of financial position.

On June 12, 2018, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$30.0 million, which was distributed to DCA USD$22.35 million (Ps. 424,907 an exchange rate of Ps. 19.0115) and Vantage USD$7.65 million (Ps. 145,438 an exchange rate Ps. 19.0115) and were paid on September 27, 2018.

On December 4, 2019, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$30.0 million, which was distributed to DCA USD$22.35 million (Ps. 428,639 an exchange rate of Ps. 19.1785) and Vantage USD$7.65 million (Ps. 146,715 an exchange rate Ps. 19.1785) and were paid on December 16, 2019.

The following table summarizes the information relating to DCA that has material NCI, before any intra-group elimination as of December 31:

	2017		2018		2019
NCI percentage	25.5%		25.5%		25.5%
Non-current assets	Ps.	5,610,289	Ps.	5,924,963	Ps.	5,683,939
Current assets		1,505,069		784,583		746,038
Non-current liabilities		(1,840,532)		(2,041,456)		(1,847,337)
Current liabilities		(1,162,848)		(498,817)		(499,225)
Net assets		4,111,978		4,169,273		4,083,415
Net assets attributable to NCI	Ps.	1,048,554	Ps.	1,063,165	Ps.	1,041,271

	2017		2018		2019
Revenues	Ps.	1,852,687	Ps.	2,509,511	Ps.	2,413,596
Profit		321,416		397,110		370,943
OCI		(225,169)		(103,569)		(260,464)
Total comprehensive income		96,247		293,541		110,479
Profit allocated to NCI		81,961		101,263		94,590
OCI allocated to NCI	Ps.	(31,635)	Ps.	(2,889)	Ps.	(19,813)

	2017		2018		2019
Net cash provided by operating activities		625,619		772,358		673,696
Net cash provided by investment activities		(122,417)		(642,014)		(69,268)
Net cash used in financing activities		(202,264)		(137,040)		(124,059)
Net increase (decrease) in cash and cash equivalents	Ps.	300,938	Ps.	(6,696)	Ps.	480,368

21.	Revenues

According to the General Law on Airports and its regulations in Mexico, certain of the Company’s revenue are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Complementary services are ramps and handling services, catering, maintenance and repairs, and traffic and dispatch services. Commercial services include services that are not essential for the operation of an airport; therefore, these revenues are not regulated by MT, such as car parking services, lease of space to retailers, restaurants and banks, among others. The revenues of the subsidiaries MBJA and PACKAL have the same classification, therefore consolidated in the area that correspond to the numbers of airports in Mexico.

A price regulation system establishes in Mexico a MT rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2014, SCT authorized the Company’s maximum rates applicable for the period 2015-2019.

The maximum rates of the Montego Bay Airport, were approved in November 2014 and are applicable from April 1, 2015 to December 31, 2019.

The maximum rates of the Kingston Airport applied from October to December, 2019, were approved by AAJ, and are applicable until March 31, 2020.

During the periods ended December 31, 2017, 2018 and 2019, compliance with the TM by the Company’s Mexican airports was 100.0% for the three years.

The table below presents a summary for the years ended December 31, 2017, 2018 and 2019, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues.  For this presentation, access fees charged to third parties for complementary services are classified as airport services.

	2017		2018		2019
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	681,096	Ps.	783,098	Ps.	862,759
Charges for not canceling extended stay reservations		2,207		9,605		9,065
Parking on embarking/disembarking platform		72,158		83,326		87,740
Parking on extended stay or overnight platform		61,722		72,313		86,693
Passenger walkways and shuttle buses		34,795		36,688		38,745
Airport security charges		181,304		207,449		263,436
Airport real estate services to airlines:
Leasing of hangars to airlines		24,574		30,228		28,230
Leasing of shops, warehouses and stockrooms to airlines (operating)		4,040		4,229		5,962
Leasing of space and other terminal facilities to airlines within the terminal (operating)		56,100		58,893		63,545
Leasing of land and other surfaces to airlines outside the terminal (operating)		5,602		7,734		12,254
Leasing of check-in desks and other terminal space		575		445		1,794
Leasing of desks and other terminal space for ticket sale		7,866		9,063		7,817

Airport passenger services:
Domestic passenger charges		3,054,639		3,802,763		4,151,565
International passenger charges		3,696,147		3,950,085		4,437,701
Airport real estate services and rights of access to other operators		34,688		38,330		44,768
Complementary services:
Catering services		24,893		31,733		26,110
Other third-party ramp services rendered to airlines		50,775		68,244		99,694
Traffic and/or dispatch		58,954		57,276		51,769
Fuel supply or removal		216,600		238,178		257,774
Third-party airplane maintenance and repair		11,787		9,474		10,299
Total regulated revenues included in the maximum rate		8,280,522		9,499,154		10,547,720

Regulated revenues not included in the maximum rate:
Car parking charges		277,229		320,448		368,750
Recovery of cost over aeronautical services		157,211		153,409		175,028
Recovery of cost over non-aeronautical services		43,034		47,480		60,947
Total regulated revenues not included in the maximum rate		477,474		521,337		604,725
Total regulated revenues		8,757,996		10,020,491		11,152,445

	2017		2018		2019
Unregulated revenues(1)
Commercial concessions:
Retail operations		201,683		221,860		265,249
Food and beverages		163,925		193,971		316,310
Duty free		343,847		423,904		501,252
VIP lounges		36,945		39,884		53,610
Financial services		40,586		47,618		49,302
Communications and networks		11,927		14,479		16,045
Car rentals		205,992		270,698		346,503
Commercial leasing		16,579		12,338		11,677
Advertising		168,573		193,656		211,856
Time sharing developers		186,652		196,152		221,928
Leasing of space to airlines and other complementary service providers (non-operating)		123,568		126,791		136,633
Lease outside the terminal		47,730		58,259		59,959
Convenience store		84,436		100,325		158,262
VIP Lounges operated directly		154,737		222,736		273,354
Royalties		4,700		6,823		7,203
Revenues from sharing of commercial activities:
Retail operations		113,175		123,134		115,630
Food and beverages		112,350		142,991		166,198
Duty free		53,709		44,407		26,085
Financial services		17,386		19,650		22,267
Car rentals		28,790		39,556		32,080
Access fee for ground transportation		75,938		82,730		92,833
Non-airport access fees		73,622		37,067		36,270
Other leases		11,706		24,445		23,285
Services rendered to ASA		276		93		132
Various commercial-related revenues		16,599		18,628		22,852
Total unregulated revenues		2,295,431		2,662,195		3,166,775
Total aeronautical and non-aeronautical services	Ps.	11,053,427	Ps.	12,682,686	Ps.	14,319,220

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

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2017, 2018 and 2019 accounted for Ps. 1,312,491, Ps. 1,440,204 and Ps. 1,906,801, respectively.

The revenues of the Company recognized as of December 31, 2017, 2018 and 2019 transferred at a point in time was Ps. 8,061,297, Ps. 9,265,776 and Ps. 10,306,453, respectively and the revenues for services transferred over time was Ps. 2,992,130, Ps.3,416,910 and Ps. 4,012,766, respectively, which originated from the leasing of commercial spaces.

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

Aeronautical contracts with Airlines

The Company provides the facilities to serve the passengers and the price is determined based on Maximum Rates approved by the SCT and the JCAA in Jamaica and is assigned based on the service category (TUA, operational airport services, and real estate services to airlines and car parking).

		Revenue is recognized monthly as the service is provided, based on the movement of passengers and aircraft associated with the type of service.	Revenue is recognized monthly as the service is provided based on the movement of passengers and aircraft associated with the type of service.

Complementary services	The Company provides the facilities to the client in order to render service and ground support to the airlines, based on the specific rates according to the aircraft and tariff for cargo volume.	Revenue assigned according to the type of service provided monthly when the service is performed over time.	Revenue assigned according to the type of service provided monthly when the service is performed over time.

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

Revenues are recognized through operating lease agreements, and either with monthly fixed rent or a percentage of the lessee´s monthly revenues, whichever is higher. Rental income from the Company´s leases is recognized using a straight-line basis over the term of the relevant lease.

Revenues are recognized through operating lease agreements, and either with monthly fixed rent or a percentage of the lessee´s monthly revenues, whichever is higher. Rental income from the Company´s leases is recognized using a straight-line basis over the term of the relevant lease.

22.	Cost of services

Cost of services for the years ended December 31,  2017,  2018 and 2019 were comprised of the following:

	2017		2018		2019
Employee cost (Note 24)	Ps.	663,360	Ps.	773,630	Ps.	877,068
Maintenance		505,352		528,929		578,510
Safety, security and insurance		317,023		386,079		428,208
Utilities		278,895		334,994		380,370
Other		345,777		430,090		480,708
	Ps.	2,110,407	Ps.	2,453,722	Ps.	2,744,864

23.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2017, 2018 and 2019 were comprised of the following:

	2017		2018		2019
Depreciation	Ps.	324,460	Ps.	400,205	Ps.	446,517
Amortization		1,119,102		1,169,432		1,329,620
	Ps.	1,443,562	Ps.	1,569,637	Ps.	1,776,137

24.	Employee Cost

Employee Cost for the years ended December 31, 2017, 2018 and 2019 was comprised of the following:

	2017		2018		2019
Wages and salaries	Ps.	453,452	Ps.	541,186	Ps.	605,708
Other remunerations		61,527		73,031		83,984
Social benefits		54,003		64,934		72,733
Severance payments		4,464		13,132		8,877
Labor union fees		16,991		17,673		18,420
Taxes on employee benefits		7,832		9,383		10,886
PTU		10,128		7,804		7,900
Retirement employee benefits		16,688		7,465		22,735
Others		38,275		39,022		45,825
	Ps.	663,360	Ps.	773,630	Ps.	877,068

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

Cost of improvements to concession assets are comprised of the following as of December 31, 2017, 2018 and 2019:

	2017		2018		2019
Cost of improvements to concession assets	Ps.	1,312,491	Ps.	1,440,204	Ps.	1,906,801

26.	Other (income) expense – net

Other (incomes) expenses are comprised of the following as of December 31, 2017, 2018 and 2019:

	2017		2018		2019
Recovery insurance	Ps.	(20,539)	Ps.	(22,454)	Ps.	(9,799)
Sale of fixed assets		(5,070)		(6,604)		(3,927)
Cancellation of non-exigible liabilities and provisions		(87,755)		(36,949)		-
Other income		(18,198)		(21,727)		(26,803)
Total other income		(131,562)		(87,734)		(40,529)

Repair of damage from natural disasters		6,514		771		3,536
Cost of retirement and disposal of fixed assets		17,684		12,158		4,513
Donation		20,066		—		5,000
Other expenses		3,377		1,653		28,692
Total other expenses		47,641		14,582		41,741
Other (income) expense – Net	Ps.	(83,921)	Ps.	(73,152)	Ps.	1,212

27.	Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2017, 2018 and 2019:

	2017		2018		2019
Interest income from cash equivalents	Ps.	354,439	Ps.	393,529	Ps.	464,499
Interest on recovered taxes		8,791		1,472		22,691
Gain on derivative financial instruments		34,361		115,938		97,449
Interests in favor of hedge		—		44,292		71,854
Other		23,144		21,463		9,336
Total finance income		420,735		576,694		665,829
Interest cost from bank loans		(124,438)		(151,971)		(177,504)
Interest cost from hedges		—		—		(1,284)
Loss in market value		—		(86,295)		(247,219)
Other financing costs		(18,394)		(29,891)		(23,967)
Interest cost for debt securities		(476,375)		(744,254)		(975,772)
Total finance cost		(619,207)		(1,012,411)		(1,425,746)
Exchange gain		1,025,183		1,422,685		1,187,240
Exchange loss		(926,100)		(1,223,001)		(1,098,455)
Exchange gain - Net		99,083		199,684		88,785
Finance cost - Net	Ps.	(99,389)	Ps.	(236,033)	Ps.	(671,132)

28.	Commitments
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

On March 2016, 2017, 2018 and 2019 the Mexican Directorate General of Civil Aviation (DGAC) approved the compliance with MDP for 2015, 2016, 2017 and 2018, respectively.

b.

On November 2014, the airport authority in Jamaica, approved capital investments to be made of USD$ 37,940,000 for the period April 2015 to March 2020. Compliance with MBJA capital investments must be made for the period rather than annually. During 2017, 2018 and 2019 capital investments were USD$768,832, USD$28,382,604 and USD$7,079,559, respectively. For PACKAL no capital investments were made during 2019.

c.	On December 12, 2019, for Mexico´s airports, the SCT approved to the Company the MDP for the period 2020-2024. Below are shown the investments committed thru the period:

Year	Amount committed
2020	Ps.	6,739,392
2021		5,995,303
2022		5,396,186
2023		2,650,026
2024		1,050,798
	Ps.	21,831,705

The amounts committed above are expressed in pesos of purchasing power as of December 31, 2017.

d.	In the same way AAJ approved the committed investments of the MDP for USD$111.7 million for MBJA and USD$101.4 million for PACKAL, trough the 2020-2024 period.
29.	Contingencies
a.

Several municipalities have filed real estate tax claims against some airports in Mexico related to the land where the airports operate. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the claims, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its financial position or profit or loss and other comprehensive income.

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps.  234,780, which was challenged again by the Company on December 19, 2014. A jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgment of invalidity as the Company believes that in previous proceedings it is already guaranteed part of the amount set by the Court, on June 19, 2018 the bond was exhibited before the Municipal Authority of Tijuana, Baja California for the amount of Ps. 122,926, at the date of the consolidated financial statements, the judgment is currently to dictate the final sentence.

On October 28, 2019, Hermosillo municipal authority notified the Company of seven requirements for the payment of property tax, which together totals Ps.10,197, six of those are committed to ASA, even though were concession lands. The Company filled a proceeding for annulment, which was admitted on December 12, 2019 by the “State Court Administrative Justice”. To date, the said judgment is still pending to be resolved.

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

b.

In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, whereas in Guadalajara airport it occurred in 1975. Before such expropriations, a group of farmers called Ejido, one in Tijuana and others different in Guadalajara, owned these lands. The members of the Ejido have raised claims against the indemnity payments received from the Mexican Government and in Tijuana airport requested the reversion of the expropriation. During 2008, the Ejido Tampico in the Tijuana airport received an unfavorable resolution, which was appealed.  Subsequently the Ejido received a favorable resolution, which may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido. To date of these consolidated financial statements, the judgment is still pending to be resolved.

In the case of the Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport.

In November 2010, the Court granted the protection of the federal justice to the Ejido El Zapote, in the Guadalajara airport, instructing to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared the ineligibility of the Concession granted to the Guadalajara airport in 1998, in reference to managing, operating and developing the airport facilities. On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for the trial with the Ejido El Zapote. On July 31, 2014, the court issued a favorable ruling for the Ejido El Zapote, which was challenged by the Company. On April 14, 2016, the appellate Court determined conclusively that, while it was true that the right of the Ejido to contest the appraisal with which it was compensated had been violated, it also determined that the land could not be returned to the complainant Ejido, as "incongruous" the declaration of invalidity of the concession granted to the Guadalajara airport. On January 13, 2017 the la Secretaría de Desarrollo Agrario, Territorial y Urbano (SEDATU) issued an appraisal for the value of a portion of the land in which Guadalajara airport is based, related to the appeal previously mentioned. This appraisal was made based on the expropriation decree of 1975. On June 30, 2017, the Court determined that the appeal was accomplished once the Ejido group was informed of the appraisal made by the competent authorities.

This proceeding was challenged by the Ejido group and accepted by the Court which was instructed to review the appeal in order to state the possibility of achieving the final resolution and if this is not the case to refer the matter to the Supreme Court of Justice of the Nation (SCJN) for a resolution. The resolution is still pending. This being the case, on June 20, 2018, the Second Chamber of the SCJN resolved that on the basis of a regulatory instrument who should resolve the possibility or impossibility of complying with the writ of appeal is the Court itself, the Court thus ordered the return of the file. In response to the above, the District Judge opened the substitute compliance incident on August 10, 2018, which is pending resolution.

In 2016, members of the Ejido Zapote blocked the access to the Guadalajara airport parking lot, representing a loss of commercial revenues of approximately Ps. 19,200. In 2017 and 2018 the Company had a loss in commercial revenues in the amount of          Ps. 9,000 and Ps. 8,100 respectively, due to new blockades made by members of the Ejido Zapote. On November 17, 2019, members of the Ejido Zapote once again took over the parking lot, generating an additional loss of commercial revenues of approximately Ps. 20,500, from that date until December 31, 2019, plus the damage to the parking lot.

On February 17, 2017, the Company was notified of a new legal proceeding before an agrarian court instituted by El Zapote against the federal government. This proceeding alleges similar facts to the initial case and claims the same disputed property that was the subject of the initial case. This legal proceeding is in its initial phases, and the Company has joined as an interested third party.

As of the date of issuance of the consolidated financial statements, these procedures are still pending resolution.

Regarding the Ejido Santa Cruz del Valle the District Court determined the illegality of the expropriation decree against the Federal Government, which was confirmed by the Appellate Court. In July 2019, with the agreement of the authority, a judicial agreement was signed in its modality of substitute compliance in which the payment of a complementary constitutional compensation in favor of the ejido was agreed, which was paid by the Company and recognized as an investment of MDP of the Guadalajara airport. Through the agreement and execution of agreements, the Company regularized the lands that it had in possession and others that it had in possession, but that were in the original plane of the concession title. With this, the Company will be able to expand the operations of the Guadalajara airport.

On October 1, 2013, the Company received four summons for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Puerto Vallarta airport and various Federal Authorities in connection with four legal proceedings filed by the participants in the Ejido Valle de Banderas. The Ejido is claiming restitution or payment as compensation in respect of 154 hectares of land comprising this airport, besides the partial cancellation of the concession granted to the Puerto Vallarta airport. On January 24, 2014, the first audience was held where the Ejido ratified the lawsuit and the Company demanded the suspension of this process due to the incompetence of jurisdiction, as a result, the audience was delayed for three days, in order to give time to the Ejido to provide a rebuttal.  The Company estimates that the court involved in this proceeding, located in the State of Nayarit, does not have jurisdiction, because the airport is located in the State of Jalisco, besides, this court is not competent to nullify an administrative act, as it is related to the concession's title. The Court declared competent the Agrarian Court of Nayarit, a sentence which was favorable but currently challenged by the Federal Court. As a result of the objection, the Federal Superior Court declared the court of Guadalajara, Jalisco, as competent in three of them. Two of the three procedures are before the agrarian court of Jalisco pending to resolve, the incompetence by subject. The third procedure is awaiting the referral of the proceedings to the Guadalajara Court and a fourth is still awaiting of the Agrarian Court of Nayarit for the last instance regarding jurisdiction over territory.

If the legal proceedings are resolved in such a way that adversely impact any of our airports, the Company´s management has other legal resources to challenge such resolutions. Additionally, under the Concession agreement, the Company has guarantees providing it with access to the airport's land, and the Mexican government would be liable for any operational disruption caused by the Ejidos and would have to restore to the concessionaire the rights to use public property and compensate any economic damage to the airport. Thus, in the opinion of the Company and its legal counsel, no present obligation currently exists, therefore the Company has not recognized any provision regarding this matter.

c.

Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements. As the date of the consolidated financial statements, the Company does not have any knowledge about sanctions against it.

d.

On June 17, 2015, the SCJN issued an amparo to the Company upholding the validity of Articles X and XII of the Company´s bylaws regarding the limitations on ownership of its capital stock. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles. On December 11, 2015, both parties were notified of the final judgment, ordering them to refer to the collegiate court of origin to the effect that the Second Civil Chamber of the High Court of Mexico City, who is ordered to confirm articles X and XII of the bylaws of the Company are valid based on Article 48, section III of the Mexican Securities Market Law. In February 2016, the Company was notified of the resolution issued by the Superior Court of Justice of Mexico City, pursuant to the judgment of the SCJN, which declared the validity of the Company's by-laws, which states that Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. violate the by-laws by maintaining jointly a percentage higher than 10% allowed in Article X of the Company's by-laws, therefore, is ordering to Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. the sale of the Series "B" shares which exceed 10% of the capital stock and instructs that the sale must be made through a procedure called "Initial Public Offering", under the terms of the law and in accordance with Article XII of the Company´s by-laws.

In February 2016, the Company, Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. filed claims of direct amparo against the ruling of the Superior Court of Justice, the essence of both claims for amparo concerns the following; Grupo México, S.A.B. de C.V. argues that a proceeding was not granted for the sale of the excess shares, the Company argues that Grupo México, S.A.B. de C.V. should be liable for the payment of costs in favor of the Company, however both claims of appeal have not been resolved,  and are pending resolution in the Eighth Collegiate Court in Civil Matters of the First Circuit. Thus, in the opinion of the Company and its legal counsel, no present obligation currently exists, therefore the Company has not recognized any provision regarding this matter. As at December 31, 2019, Grupo México, S.A.B. de C.V., and his subsidiary Infraestructura y Transportes México, S.A. de C.V., have 10.6% of the Company shares.

30.	Operating segment and geographic information

All airports provide similar services to their customers as described in Note 21.

The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations.

The following are the results, assets and liabilities by segments for the years ended December 31, 2017, 2018 and 2019:

December 31, 2017	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,426,289	Ps.	1,158,896	Ps.	989,137	Ps.	1,111,293	Ps.	1,290,079	Ps.	272,941	Ps.	386,726	Ps.	645,162	Ps.	8,280,522	Ps.	—	Ps.	—	Ps.	8,280,522
Non-aeronautical services		645,997		304,023		371,939		618,468		496,477		62,481		116,686		152,133		2,768,205		4,700		—		2,772,905
Improvements to concessions assets		326,198		203,664		101,235		222,106		66,131		174,769		122,133		96,256		1,312,491		—		—		1,312,491
Total revenues		3,398,484		1,666,583		1,462,310		1,951,866		1,852,687		510,191		625,545		893,551		12,361,218		4,700		—		12,365,918
Total intersegment revenues		—		—		—		—		—		—		—		—		—		4,265,456	(4,265,456)			—
Income from operations		2,072,491		883,966		863,209		1,171,837		565,463		142,836		312,363		201,276		6,213,440		4,323,747	(4,255,456)			6,281,731
Interest income		105,328		45,775		53,166		65,601		—		26,798		15,648		32,674		344,991		750,350		(674,606)		420,735
Interest expense		(168,112)		(89,265)		(52,327)		(85,706)		(136,497)		(35,317)		(27,125)		(59,450)		(653,800)		(640,015)		674,606		(619,207)
Gain on financial investment held for coverage		—		—		—		—		—		—		—		—		—		34,361		—		34,361
Depreciation and amortization for the year		(295,445)		(161,892)		(142,763)		(201,241)		(344,861)		(59,241)		(52,836)		(175,472)		(1,433,750)		(9,813)		—		(1,443,562)
Share of loss of associate		—		—		—		—		—		—		—		—		—		(10,620)		—		(10,620)
Income before income taxes		2,008,984		840,689		856,050		1,135,132		445,269		134,220		303,605		188,364		5,912,312		4,514,866		(4,255,456)		6,171,722
Income taxes expense		(442,764)		(152,631)		(184,506)		(288,786)		(107,062)		(12,382)		(69,271)		(61,368)		(1,318,770)		(121,871)		—		(1,440,641)
Total assets		9,289,847		5,541,186		3,875,465		4,133,283		3,068,476		1,715,227		1,475,581		3,749,862		32,848,928		38,598,059		(31,929,455)		39,517,532
Total liabilities		3,133,738		1,498,785		1,127,055		1,872,045		1,854,290		663,360		571,006		1,022,866		11,743,146		13,871,716		(8,174,099)		17,440,763
Investment in associates		—		—		—		—		—		—		—		—		—		11,016		—		11,016
Net cash flows provided by operations activities		1,852,797		969,246		844,238		1,086,007		788,059		195,867		270,238		381,488		6,387,940		(105,808)		(113,430)		6,168,702
Net cash flow used in investing activities		(414,701)		(410,216)		(184,142)		(323,649)		(122,417)		(202,470)		(143,243)		(147,718)		(1,948,557)		4,839,982		(4,830,000)		(1,938,575)
Net cash flow used in financing activities		(1,144,341)		(560,617)		(436,447)		(825,018)		(287,859)		(77,101)		(123,028)		(232,161)		(3,686,573)		(2,830,743)		4,830,000		(1,687,316)
Additions to non-current as assets		5,796,853		3,615,601		2,432,387		2,762,873		5,604,397		1,134,216		967,981		2,431,955		24,746,263		318,997		—		25,065,260

December 31, 2018	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,824,677	Ps.	1,344,122	Ps.	1,088,417	Ps.	1,244,106	Ps.	1,419,674	Ps.	306,118	Ps.	484,798	Ps.	787,242	Ps.	9,499,154	Ps.	—	Ps.	—	Ps.	9,499,154
Non-aeronautical services		796,739		326,214		399,427		698,891		543,878		82,922		148,119		180,517		3,176,708		6,823		—		3,183,532
Improvements to concession assets		110,415		100,986		40,330		346,956		545,959		47,541		16,244		231,771		1,440,204		—		—		1,440,204
Total revenues		3,731,830		1,771,323		1,528,174		2,289,954		2,509,511		436,581		649,162		1,199,530		14,116,066		6,823		—		14,122,890
Total intersegment revenues		—		—		—		—		—		—		—		—		—		4,805,223		(4,805,223)		—
Income from operations		2,454,759		1,042,368		942,551		1,272,180		646,677		153,576		408,037		306,197		7,226,345		4,783,428		(4,765,120)		7,244,652
Interest income		112,569		44,954		43,471		54,836		6,431		13,722		19,502		51,327		346,813		1,065,159		(835,278)		576,694
Interest expense		(230,458)		(136,453)		(65,407)		(136,914)		(135,740)		(50,927)		(47,099)		(93,929)		(896,927)		(950,762)		835,278		(1,012,411)
Gain on financial investment held for coverage		—		—		—		—		—		—		—		—		—		29,643		—		29,643
Depreciation and amortization for the year		(310,882)		(180,904)		(153,230)		(217,858)		(354,963)		(72,635)		(61,073)		(186,997)		(1,538,542)		(31,095)		—		(1,569,637)
Share of loss of associate		—		—		—		—		—		—		—		—		—		(947)		—		(947)
Income before income taxes		2,394,213		979,156		952,241		1,218,028		525,351		124,243		386,323		263,776		6,843,329		4,929,463		(4,765,120)		7,007,672
Income taxes expense		(584,439)		(210,874)		(225,833)		(336,560)		(128,246)		(19,098)		(99,963)		(114,118)		(1,719,131)		(149,910)		—		(1,869,041)
Total assets		9,773,884		5,729,156		3,918,644		4,166,561		3,039,158		1,747,518		1,632,722		3,033,967		33,041,609		38,884,387		(32,375,494)		39,550,502
Total liabilities		3,519,318		1,858,474		1,158,586		2,228,807		2,123,946		735,487		701,735		1,405,884		13,732,236		13,911,464		(9,865,348)		17,778,352

Investments in associates		—		—		—		—		—		—		—		—		—		35		—		35
Net cash flows provided by operations activities		2,233,357		1,376,334		797,800		1,063,923		860,399		173,726		357,455		448,702		7,311,697		810,779		(886,857)		7,235,619
Net cash flow used in investing activities		(284,319)		(378,328)		(90,743)		(418,407)		(652,469)		(61,374)		(113,388)		(255,707)		(2,254,734)		4,959,209		(5,254,886)		(2,550,411)
Net cash flow used in financing activities		(1,552,530)		(681,179)		(739,684)		(942,796)		(931,248)		(107,021)		(155,344)		(6,374)		(5,116,178)		(6,305,402)		5,254,886		(6,166,694)
Additions to non-current as assets		5,665,570		3,729,013		2,356,638		2,976,072		5,924,992		1,128,854		990,782		2,600,342		25,372,263		729,295		—		26,101,558

December 31, 2019	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,978,617	Ps.	1,568,297	Ps.	1,183,610	Ps.	1,364,746	Ps.	1,512,164	Ps.	337,380	Ps.	584,650	Ps.	1,018,256	Ps.	10,547,720	Ps.	—	Ps.	—	Ps.	10,547,720
Non-aeronautical services		938,445		454,098		455,699		787,424		585,325		97,696		180,327		265,282		3,764,296		7,203		—		3,771,500
Improvements to concession assets		858,807		300,221		57,697		299,155		136,363		3,332		32,853		218,371		1,906,801		—		—		1,906,801
Total revenues		4,775,869		2,322,617		1,697,007		2,451,326		2,233,853		438,408		797,829		1,501,910		16,218,818		7,203		—		16,226,021
Total intersegment revenues		—		—		—		—		—		—		—		—		—		5,262,241		(5,262,241)		—
Income from operations		2,599,316		1,274,902		1,051,669		1,397,328		629,027		191,079		477,123		350,253		7,970,697		5,282,882		(5,236,341)		8,017,238
Interest income		113,495		53,684		47,959		45,703		13,191		12,090		21,019		56,800		363,942		1,292,797		(990,910)		665,829
Interest expense		(274,257)		(162,628)		(75,298)		(173,132)		(145,597)		(57,245)		(54,132)		(111,549)		(1,053,838)		(1,362,817)		990,910		(1,425,746)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		(149,770)		—		(149,770)
Depreciation and amortization for the year		(346,586)		(206,982)		(156,383)		(234,670)		(85,851)		(100,403)		(390,394)		(210,357)		(1,731,627)		(44,511)		—		(1,776,137)
Share of gain of associate		—		—		—		—		—		—		—		—		—		79		—		79
Income before income taxes		2,423,349		1,159,190		1,010,897		1,261,254		495,171		140,027		440,450		294,655		7,224,994		5,357,532		(5,236,341)		7,346,185
Income taxes expense		(649,761)		(185,555)		(273,431)		(359,996)		(124,228)		(26,013)		(132,118)		(72,356)		(1,823,460)		(67,983)		—		(1,891,443)
Total assets		10,038,163		6,155,593		3,941,917		4,445,521		2,372,006		1,707,357		1,653,964		4,759,366		35,073,888		39,969,627		(33,465,711)		41,577,804
Total liabilities		4,091,482		2,261,268		1,334,263		2,706,406		2,102,386		767,297		774,619		1,809,866		15,847,585		16,927,461		(11,866,923)		20,908,361

Investments in associates		—		—		—		—		—		—		—		—		—		114		—		114
Net cash flows provided by operations activities		2,295,782		1,322,659		984,410		1,299,232		841,232		248,261		490,864		469,505		7,951,945		301,883		(89,772)		8,164,057
Net cash flow used in investing activities		(986,532)		(341,155)		(69,382)		(343,198)		(211,385)		(42,913)		(69,230)		(156,943)		(2,220,737)		3,624,786		(3,990,143)		(2,586,095)
Net cash flow used in financing activities		(1,750,155)		(703,256)		(824,218)		(802,640)		(633,251)		(197,367)		(352,970)		(63,433)		(5,327,291)		(2,894,381)		3,990,143		(4,231,529)
Additions to non-current as assets		6,252,492		3,845,105		2,263,519		3,052,248		5,548,992		1,051,047		942,924		2,676,181		25,632,508		924,182		—		26,556,690

Non-current assets are comprised of Machinery, equipment, Improvements to leased assets, Improvements to concession assets, Airport concessions, Rights of use of airport facilities, Other acquired rights, Right-of-use assets and Other assets.

The unrealized exchange loss, net amounts (a non-cash item) disclosed in the consolidated statements of cash flow relates mainly to Other Companies segments, and comes from bank loans denominated in foreign currency.

The amounts shown in the eliminations column relates to the intercompany transactions and balances being eliminated to arrive at consolidated figures, such as, personnel services, parking operations, income and financial expenses, equity method, investments in subsidiaries, amongst the most important.

-

Geographic information – All business units of the Company are operating in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Segment revenue has been based on the geographic location of the customers and non-current segment assets were based on the location of the assets. Montego Bay and Kingston airports corresponds to the Region of Jamaica with geographic revenue of Ps. 1,852,687, Ps. 2,509,511 and Ps. 2,413,596 during the years ended December 31, 2017, 2018 and 2019 respectively and non-current assets of Ps. 5,604,397, Ps. 5,924,992 and Ps. 5,725,684 as of December 31, 2017, 2018 and 2019 respectively. Geographic revenue from customers located in Mexico amounted to Ps. 10,513,231, Ps.11,613,379 and Ps. 13,812,424 for the years ended December 31, 2017, 2018 and 2019 and non-current assets physically located in Mexico totaled Ps. 19,454,971, Ps. 20,176,566 and Ps. 20,831,006 as of December 31, 2017, 2018 and 2019 respectively. There are no revenues generated from and no non-current assets located in Spain.

-

Major Customers – The Company has no dependence on a particularly customer, as 54.6%, 54.9% and 52.9% of the total revenues for 2017, 2018 and 2019, respectively, corresponds to the passenger charges that are paid by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than  10.0% of the consolidated revenues.

-

Major suppliers – The Company has no dependence on a specific supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

31.	Foreign currency transactions
a.	Transactions denominated in foreign currency for the years ended December 31, 2017, 2018 and 2019 were as follows:

	2017	2018	2019
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	135,776	150,488	172,780
Revenues for recovery expenses	1,362	1,820	2,281
Technical assistance fees	5,738	5,859	5,971
Other expenses	54,198	61,078	75,868

b.	The exchange rates in effect on the dates of the consolidated financial statements and it’s issuance date were as follows:

	December 31,						May 22,
	2017		2018		2019		2020
Mexican pesos per one U.S. dollar (Note 3.p)	Ps.	19.7354	Ps.	19.6829	Ps.	18.8452	Ps.	23.2962

32.	Transactions with related parties

According to the definitions of control established in IFRS, the Company does not have a company controlling its operations, however, according to these definitions, the following companies are considered related parties:

a.	Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.

AMP represents an entity with significant influence over the operation of the Company, since it has representation on the Board of Directors, participates in the policy-making processes, maintains material transactions, appoints officers and provides essential technical information, but without exercising control over the Company. No other Stockholder fulfills this definition.

Transactions with AMP, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2017		2018		2019
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	357,451	Ps.	411,477	Ps.	461,549
Services received	Ps.	—	Ps.	—	Ps.	5,558

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in Mexico in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, with the approval of the stockholders, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. Only the Stockholders’ Meeting has the authority to decide the non-renewal or deny the renewal of the agreement. If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series B shares other than AMP or any party related to AMP, according to the definition of the participation agreement signed on August 25, 1999 among the SCT, GAP in Mexico, its strategic partner and the Stockholders of the strategic partner. On August 25, 2014, the initial term was renewed for five additional years.

On August 25, 2019, the initial term of the Technical Assistance agreement between the Company and AMP expired and in the same date it was automatically renewed for an additional five years, in accordance to Clause 5.2 of the agreement.

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

F-78

b.	Otay-Tijuana Venture, L.L.C. (OTV)

On December 9, 2015 the access to the new border crossing between Otay, USA and Tijuana, Mexico began operating at the airport in Tijuana. The facilities at CBX terminal on the side of the United States of America, are operated by OTV, a related company, which is temporarily paying compensation for the loss of non-aeronautical revenue at the airport. According to the clauses of the contract, this compensation will cease to be collected as of 2018, however the operation contract will remain in force. Transactions were made as follows:

	2017		2018		2019
Non-airport access rights	Ps.	43,973	Ps.	3,737	Ps.	-

c.	Accounts receivable (payable) with other related parties that are in the consolidated statement of financial position as of December 31, 2017, 2018 and 2019, are integrated as follows:

	2017		2018		2019
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	—	Ps.	93	Ps.	3,523
Mayo 13, S.A. de C.V. (Independent director)	Ps.	417	Ps.	—	Ps.	729
OTV (Shareholder)	Ps.	5,950	Ps.	—	Ps.	—

	2017		2018		2019
Accounts payable:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	(3,777)	Ps.	(7,698)	Ps.	(3,079)
OTV (Shareholder)	Ps.	—	Ps.	(465)	Ps.	-

d.	Transactions with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
Commercial revenues:
Especialistas en Alta Cocina, S.A. de C.V. (Independent Director)	Ps.	28,093	Ps.	32,236	Ps.	34,039
Mayo 13, S.A. de C.V. (Independent Director)	Ps.	10,042	Ps.	9,443	Ps.	5,549
Otayconnect, S. de R.L. de C.V. (Shareholder)	Ps.	-	Ps.	300	Ps.	1,253
Promotora Cabo Real, S.A. de C.V. (Shareholder)	Ps.	22,225	Ps.	21,059	Ps.	28,910
Las Nuevas Delicias Gastronómicas, S. de R L. de C.V. (Shareholder)	Ps.	-	Ps.	-	Ps.	4,886
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	-	Ps.	-	Ps.	298

	2017		2018		2019
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	14,637	Ps.	8,896	Ps.	8,626
Advertising:
OTV (Shareholder)	Ps.	-	Ps.	477	Ps.	-
Other service:
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	-	Ps.	-	Ps.	279

e.	The total amounts paid to key management personnel or directors, for the years ended December 31, 2017, 2018 and 2019 were as follows:

	2017		2018		2019
Management	Ps.	28,587	Ps.	28,961	Ps.	37,226
Independent directors (7)	Ps.	6,205	Ps.	8,140	Ps.	8,523

F-78

33.	Leases

-	Leases as a lessee- Policy before January 1, 2018 – Rents from non-cancelable operating leases was payable as follows:

	2017
Less than one year	Ps.	15,067
One to two years		10,716
Two to three years		11,252
Three to four years		11,899
Four to five years		12,583
More than five years		1,432
	Ps.	62,949

The Company leases space for its corporate offices under renewed operating lease agreements for a term of three and five years, counted as of May 2017 and February 2018, and the first one ended in April 2020 and the second one will be end in January 2023, respectively. The monthly rent to pay was USD $42,523. Base rent is subject to increases in accordance with the CPI and the CPI.

The expense in pesos for income amounted to Ps. 8,837 and Ps. 9,044  for the years ended December 31, 2017 and 2018, respectively.

In addition to the rent described above, the Company has entered into other contracts for the rental of other assets, the amounts of which are not material.

–	Leases as lessor
a)

The Company receives payments from the leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such non-cancelable in Mexico leases is as follows:

	2017		2018		2019
Less than one year	Ps.	720,071	Ps.	1,162,457	Ps.	1,331,301
One to two years		434,079		835,157		1,074,436
Two to three years		208,106		665,499		875,768
Three to four years		116,597		524,911		592,384
Four to five years		43,150		316,356		299,145
More than five years		12,888		203,288		96,704
	Ps.	1,534,891	Ps.	3,707,668	Ps.	4,269,738

b)	Future minimum rental payments under non-cancellable leases in MBJA and PACKAL are as shown in the following table (in thousands of USD Dollars):

	2017		2018		2019
Less than one year	USD$	13,018	USD$	12,175	USD$	8,692
One to two years		11,227		6,122		4,935
Two to three years		5,221		3,577		4,731
Three to four years		2,860		3,395		3,506
Four to five years		2,719		2,723		3,032
More than five years		16,305		22,177		19,398
	USD$	51,350	USD$	50,169	USD$	44,294

During the years ended December 31, 2017, 2018 and 2019, the Company recognized income from leasing activities of Ps. 2,039,697, Ps. 2,376,820 and Ps. 2,859,958, as part of the non-regulated revenues in the consolidated statements of profit or loss and other comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2017, 2018 and 2019 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 21.

F-78

34.	New accounting standards not yet in effect

The Entity has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments IFRS 3	Definition of a Business
Amendments to IAS 1 and IAS 8	Definition of Material
Conceptual Framework	Amendments to References to Conceptual

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

Amendments IFRS 3, Definition of a Business

The modifications clarify that, while businesses usually have outputs, outputs are not required for a series of integrated activities and assets to qualify as a business. To be considered as a business, a series of acquired activities and assets will be including, at a minimum, an input and a substantial process that together contribute significantly to the ability to generate outputs.

The modifications introduce an optional test to identify the fair value concentration, which allows a simplified assessment of whether a series of acquired activities and assets is not a business if substantially all of the fair value of the acquired gross assets is concentrated in a single identifiable asset. or a group of similar assets.

F-78

The amendments apply prospectively to all business combinations and asset acquisitions whose acquisition date is on or after the first reporting period started on or after January 1, 2020, with early adoption allowed.

The Company’s management anticipate that the application of these amendments will not have an impact on the Company's consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 1 and IAS 8 Definition of Material

The modifications have to intend to simplify the definition of materiality contained in IAS 1, making it easier to understand and are not intended to obscuring the underlying concept of materiality in IFRS Standards. The concept of obscuring material information with intangible information has been included in the new definition.

The limit for influential materiality for users has been changed from “could influence” to “could reasonably be expected to influence”.

The definition of materiality in IAS 8 has been replaced by a reference to the definition of materiality in IAS 1. In addition, the IASB modified other Standards and the Conceptual Framework that contained a definition of materiality or reference to the term materiality to ensure consistency.

The modification will be applied prospectively for reporting periods beginning on or after January 1, 2020, with early application allowed.

The Company’s management do not anticipate that the application of the standards in the future will have an impact on the Company’s consolidated financial statements.

Conceptual Framework Amendments to References to Conceptual

Together with the revised Conceptual Framework, which entered into force in its publication on March 29, 2018, the IASB also issued the Modifications to the References to the Conceptual Framework of IFRS Standards. The document contains amendments to IFRS 2, 3, 6, 14, IAS 1, 8, 34, 37, 38, IFRIC 12, 19, 20, 22 and SIC 32.

However, not all modifications update the pronouncements regarding references to the Conceptual Framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version they refer to or to indicate that the definitions in the Standard have not been updated with new ones. definitions developed in the revised Conceptual Framework.

The modifications, which are actually updates, are effective for annual periods beginning on or after January 1, 2020, with early adoption allowed.

The Company’s management do not anticipate that the application of the standards in the future will have an impact on the Company’s consolidated financial statements.

35.	Subsequent events

a.

On February 13, 2020, the Company issued 30 million long-term debt securities of Ps. 100 per debt security for a total Ps. 3,000,000 which are unsecured and payment of principal at maturity corresponding to the tranche of the GAP 20. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 17 basis points, and the principal payment will be made upon maturity, on February 6, 2025. Proceeds from the issuance will be allocated towards the payment of the bond certificates that were issued on February 20, 2015 under the ticker symbol “GAP 15” and to finance Company’s Master Development Plan (MDP), for 2020.

b.	On February 14, 2020, the Company paid the long-term security GAP 15 of 22 million debt securities for a total Ps. 2,200,000.

c.

In December 2019, a novel strain of coronavirus, known as COVID-19, was reported to have surfaced in Wuhan, Hubei Province, China. In January 2020, COVID-19 spread to other countries, including the United States, and efforts to contain the spread of COVID-19 intensified. On March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic, which caused a gradual decline in international flights from Canada, the United States and Europe, a fact that was reflected in the significant drop in the flow of international passengers in Mexico and Jamaica.

The recent COVID-19 outbreak is significantly reducing the demand and availability of air travel worldwide, causing a slowdown in passenger air traffic due to fears of contagion, and therefore having a significant adverse effect on Company operations. Likewise, due to the pandemic, governments have taken preventive measures. For the operations of our airports in Mexico, the Government did not issue flight restrictions, however, in the second week of March the health emergency declared phase 1 of the pandemic and for the third week of April phase 3, which has caused the cancellation of a large volume of international flights, as well as a significant decrease in domestic flights. Regarding  our operations in our airports in Jamaica, the Government suspended all incoming international flights for a period of 14 days, starting March 25, 2020, excluding transportation of cargo and merchandise, and only allowed the departure of commercial flights.

The Company, as a support measure in this pandemic, will offer discounts for some airport and commercial services. Likewise, some payment deferrals will be granted to our customer airlines to support their liquidity, so agreements have been reached so that they can continue with the operation, in 2020 they expect credit losses does not present an increase. As of the date of issuance of the consolidated financial statements. The Company cannot fully quantify the impact that the COVID-19 outbreak will have on global air travel and the extent to which it may affect the demand for air travel in the regions in which we operate.

Continuing travel restrictions or operational problems resulting from the rapid spread of COVID-19 could have a material adverse effect on our business and results of operations, so the Company will continue to inform interested third parties of future relevant updates to our business and operations, as well as on the measures that we would be required to adopt to preserve liquidity and business continuity.

As of December 31, 2019, the Company was in compliance with its financial covenants (Note 17.a) under the loan agreements with the financial institutions. Nonetheless, the anticipated adverse effects on the Company’s business and operating performance in 2020 as a result of the COVID-19 pandemic, as discussed above, may result in the Company not meeting its financial covenants under the loan agreements in a future compliance date during 2020. In that case, the Company would negotiate a waiver for that breach. In the event of an absence of a waiver of compliance thereof, the Company has the resources to anticipate the payment of the loans.

After the declaration of the pandemic, the following can be observed:

-

The effect of the pandemic on the Company is reflected in the significant decrease in passenger traffic in the month of April, registering a decrease in passenger traffic of 91.5%, compared to the same period of the previous year. Domestic passengers presented a decrease of 88.0%, while international passengers decreased 96.0%.

-	The load factor during April decreased by 53.0 percentage points, going from 84.3% in March 2019 to 15.1% in April 2020.

-

During the first four months in 2020, the Company's 14 airports registered a decrease in passenger traffic of 24.5%, compared to the same period of the previous year. Domestic passengers presented a decrease of 24.0%, however, international passengers decreased 25.1%.

-

In April, the Company utilized a credit line from Scotiabank for Ps. 1,000.0, at a 15-month rate of TIIE-28 plus 100 basis points and capital payment upon maturity and a structuring fee of 40 basis points. The proceeds will be used for corporate purposes.

-

In May, the Company utilized a credit line from BBVA for Ps. 1,000.0, at a 24-month fix rate of 6.99% and capital payment upon maturity and a structuring fee of 40 basis points. The proceeds will be used for capital investments and for general corporate purposes.

The accompanying consolidated financial statements were authorized for issuance in the Company´s annual report on Form 20-F, by the Chief Executive Officer and the Chief Financial Officer of Grupo Aeroportuario del Pacífico S.A.B. de C.V. on May 28, 2020, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

36.	Authorization to issue the financial statements

On February 19, 2020  the issuance of these consolidated financial statements was authorized by Lic. Raúl Revuelta Musalem, Chief Executive Officer, and by Lic. Saúl Villarreal García, Chief Financial Officer. Consequently, these consolidated financial statements do not reflect events after this date and are subject to approval at the Ordinary General Stockholders’ Meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *