Form 20-F
period 2020-12-31
Pacific Airport Group
filed 2021-04-22
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Title of each class:	Number of Shares
Series B Shares	441,425,547
Series BB Shares	84,150,000

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.            ☒

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

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.8920 to U.S.$1.00, the noon buying rate for pesos on December 31, 2020, as published by the U.S. Federal Reserve Board. On April 16, 2021, the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps. 19.9120 to U.S.$1.00.

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

In reviewing this annual report, you should take into account the fact that certain margin and ratio calculations that utilize “total revenues” or “total operating costs” will reflect the effects of International Financial Reporting Interpretation Committee 12 Service Concession Arrangements (“IFRIC 12”), which provides the accounting treatment to be followed for service concession contracts for services considered to be public in nature. We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform at the airports as established by our Master Development Programs for our Mexican airports and by our Capital Development Programs for our Jamaican airports. The amount of revenues for these services are equal to the amount of costs incurred, as we do not obtained any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results and do not represent a cash inflow. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues.

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

In April 2015, we acquired Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”). DCA has a 74.5% stake in MBJ Airports Limited (“MBJA”), the entity that holds the concession to operate the Sangster International Airport in Montego Bay, Jamaica (the “Montego Bay International Airport” or “Montego Bay airport”). MBJA uses the U.S. dollar as its functional currency, and its financial statements are prepared in accordance with IFRS. As a result, consolidation of MBJA’s financial statements with GAP’s financial statements do not require any substantial accounting changes.

On October 10, 2019, we took control of the operation, management and administration of the Norman Manley International Airport (“NMIA”) located in Kingston, Jamaica, pursuant to a concession agreement that we signed with the Government of Jamaica on October 10, 2018 (the “NMIA Concession Agreement”). PAC Kingston Airport Limited (“PACKAL”), our wholly owned Jamaican subsidiary incorporated in September 2018, holds the concession for the operation of NMIA. As a result of taking over the operation and management of NMIA in October 2019, our selected consolidated financial and operating data for the fiscal year ended December 31, 2019 includes the consolidation of PACKAL’s financial and operating data from October 10, 2019. Therefore, financial and operating data for the fiscal year ended December 31, 2019 may not be directly comparable with financial and operating data for other fiscal years. PACKAL uses the U.S.

dollar as its functional currency, and its financial statements are prepared in accordance with IFRS. As a result, consolidation of PACKAL’s financial statements with GAP’s financial statements do not require any substantial accounting changes.

		Year ended December 31,
	2016		2017		2018		2019(13)		2020		2020
		(thousands of pesos, except per share and per ADS data)									(thousands of U.S. dollars; except per share and per ADS data) (1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services (2)	Ps.	7,037,920	Ps.	8,280,522	Ps.	9,499,154	Ps.	10,547,720	Ps.	7,225,742	U.S.$	363,249
Non-aeronautical services (3)		2,393,604		2,772,905		3,183,532		3,771,500		2,448,053		123,067
Improvements to concession assets (4)		1,676,037		1,312,491		1,440,204		1,906,801		2,192,578		110,224
Total revenues		11,107,561		12,365,918		14,122,890		16,226,021		11,866,373		596,540
Operating costs:
Costs of services:
Employee costs		584,560		663,360		773,630		877,068		970,481		48,788
Maintenance		346,805		505,352		528,929		578,510		426,523		21,442
Safety, security & insurance		282,310		317,023		386,079		428,208		458,316		23,040
Utilities		222,891		278,895		334,994		380,370		355,562		17,875
Other		345,805		345,777		430,090		480,708		457,825		23,016
Total costs of services		1,782,371		2,110,407		2,453,722		2,744,864		2,668,707		134,161
Technical assistance fees (5)		301,820		357,451		411,477		461,549		289,154		14,536
Concession taxes (6)		764,349		944,197		1,076,350		1,318,220		908,310		45,662
Depreciation and amortization:
Depreciation (7)		300,880		324,460		400,205		446,517		495,292		24,899
Amortization (8)		1,047,507		1,119,102		1,169,432		1,329,620		1,505,069		75,662
Total depreciation and amortization		1,348,387		1,443,562		1,569,637		1,776,137		2,000,361		100,561
Other (income) expense		(295)		(83,921)		(73,152)		1,212		(12,726)		(640)
Cost of improvements to concession assets (4)		1,676,037		1,312,491		1,440,204		1,906,801		2,192,578		110,224
Total operating costs		5,872,669		6,084,187		6,878,238		8,208,783		8,046,384		404,504
Income from operations		5,234,892		6,281,731		7,244,652		8,017,238		3,819,989		192,036
Finance cost - net		(603,032)		(99,389)		(236,033)		(671,132)		(1,434,222)		(72,100)
Share of (loss) gain of associates		(11,728)		(10,620)		(947)		79		3		-
Income before income taxes		4,620,132		6,171,722		7,007,672		7,346,185		2,385,770		119,936
Income tax expense		1,266,573		1,440,641		1,869,041		1,891,443		467,067		23,480
Profit for the year		3,353,559		4,731,081		5,138,631		5,454,742		1,918,703		96,456
Other comprehensive income
Exchange differences on translating foreign operations		773,453		(226,494)		(103,569)		(269,440)		580,308		29,173
Remeasurements of employee benefit – net of income taxes		10,773		(2,602)		(161)		(1,404)		(16,658)		(837)
Cash flow hedges, effective portion of changes in fair value, net of income tax		n/a		n/a		n/a		(172,094)		(299,013)		(15,032)
Total comprehensive income for the year		4,137,785		4,501,985		5,034,901		5,011,804		2,183,340		109,760
Profit for the year attributable to:
Controlling interest		3,281,884		4,649,120		5,037,368		5,360,152		1,968,856		98,977
Non-controlling interest		71,675		81,961		101,263		94,590		(50,153)		(2,521)
Profit for the year		3,353,559		4,731,081		5,138,631		5,454,742		1,918,703		96,456
Total comprehensive income for the year
Controlling interest		3,948,323		4,451,659		4,936,526		4,937,027		2,164,639		108,817
Non-controlling interest		189,462		50,326		98,375		74,777		18,701		940
Total comprehensive income for the year		4,137,785		4,501,985		5,034,901		5,011,804		2,183,340		109,760
Basic and diluted earnings per share (9)	Ps.	6.2443	Ps.	8.8457	Ps.	9.5845	Ps.	10.1986	Ps.	3.7461	U.S.$	0.1883
Dividends per share (10)	Ps.	4.07	Ps.	5.7200	Ps.	7.6200	Ps.	8.4200	Ps.	0.0000	U.S.$	0.0000
Basic and diluted earnings per ADS (9)	Ps.	62.443	Ps.	88.4577	Ps.	95.8448	Ps.	101.9863	Ps.	37.4610	U.S.$	1.8832
Dividends per ADS (10)	Ps.	40.7000	Ps.	57.2000	Ps.	76.2000	Ps.	84.2000	Ps.	0.0000	U.S.$	0.0000
Other operating data:
Total terminal passengers (thousands of passengers) (11)		36,549		40,709		44,948		48,709		27,328		27,328
Total air traffic movements (thousands of movements)		513		527		552		557		399		399
Total revenues per terminal passenger (12)	Ps.	304	Ps.	304	Ps.	314	Ps.	333	Ps.	434	U.S.$	22
Aeronautical and non-aeronautical services per terminal passenger	Ps.	258	Ps.	272	Ps.	282	Ps.	294	Ps.	354	U.S.$	18
Statement of financial position data:
Cash and cash equivalents	Ps.	5,188,138	Ps.	7,730,143	Ps.	6,151,457	Ps.	7,500,193	Ps.	14,444,549	U.S.$	726,149
Total current assets		5,998,574		8,980,159		7,840,207		9,367,484		16,846,109		846,879
Airport concessions, net		12,384,923		11,754,661		11,412,118		10,821,596		10,649,220		535,352
Rights to use airport facilities, net		1,043,695		986,995		930,296		873,598		816,898		41,067
Total assets		36,051,462		39,517,532		39,550,502		41,577,804		51,361,173		2,582,001
Current liabilities		1,941,299		2,295,147		2,172,523		4,676,566		5,262,675		264,562
Total liabilities		13,646,893		17,440,763		17,778,353		20,908,361		28,508,390		1,433,158
Total equity attributable to controlling interest		21,333,015		21,028,215		20,708,985		19,628,172		21,792,811		1,095,557
Common stock		10,778,613		9,028,446		7,777,576		6,185,082		6,185,082		310,933
Non-controlling interest		1,071,554		1,048,554		1,063,165		1,041,271		1,059,972		53,286
Statement of cash flows data:
Net cash flows provided by operating activities	Ps.	5,641,203	Ps.	6,168,702	Ps.	7,235,619	Ps.	8,164,057	Ps.	3,566,567	U.S.$	179,297
Net cash flows used in investing activities		(1,816,557)		(1,938,575)		(2,550,411)		(2,586,095)		(3,217,691)		(161,758)
Net cash flows (used in) provided by financing activities		(1,771,185)		(1,687,316)		(6,166,694)		(4,231,529)		6,288,427		316,128
Effects of exchange rate changes on cash held:		138,178		(806)		(97,200)		2,303		307,053		15,436
(Decrease) increase in cash and cash equivalents		2,191,639		2,542,005		(1,578,686)		1,348,736		6,944,356		349,103

(1)

Translated into U.S. dollars at the rate of Ps.19.8920 per U.S.$1.00, the noon buying rate on December 31, 2020, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars). Operating data are expressed in the units indicated.

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

(4)

Revenues from improvements to concession assets represent revenues generated from improvements made to concession assets and the related costs stemming from capital expenditures made as agreed with the Mexican government under our Master Development Programs for each fiscal year and with the Jamaican government in relation to our Capital Development Programs. These amounts did not result in actual cash inflows, nor did they have an effect on our consolidated net income, as revenues earned were equal to the costs incurred. See “Item 4, Information on the Company – Business Overview.”

(5)

We pay Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., or “AMP,” a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.

(6)

Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5.0% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets and the recovery of costs). Gross annual revenue from the concession tax at the Montego Bay Airport (excluding revenues from improvements to concession assets and the recovery of costs) was 27.6%, 31.6% and 20.7% during 2018, 2019 and 2020, respectively. In the case of the Kingston airport the concession tax is of 62.01% over the gross annual aeronautical and commercial revenues. For more information, see “Item 5, Operating and Financial Review and prospects – Mexican Concession Tax and Jamaican Concession Fee.”

(7)	Reflects depreciation of machinery, equipment, and improvements on leased buildings.
(8)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(9)

Based on a weighted average of 525,575,547 common shares outstanding (excluding treasury shares) for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.

(10)

Dollar amounts per share were U.S.$0.1744 in 2016, U.S.$0.2912 in 2017, U.S.$0.3880 in 2018, U.S.$0.4464 in 2019 and U.S.$0.1883 in 2020 per ADS were U.S.$1.7436 in 2016, U.S.$2.9125 in 2017, U.S.$3.8808 in 2018, U.S.$4.4642 in 2019 and U.S.$1.8832 in 2020. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).

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

RISK FACTORS

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Operations

•Developments relating to the outbreak of the COVID-19 have had, and may continue to have, a material adverse impact on our financial condition or results of operations.

•Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

•A global economic and financial crisis may affect our business.

•Negative economic developments in Mexico could reduce domestic passenger traffic at our Mexican airports, which would adversely affect our business and results of operations.

•Our business is particularly sensitive to economic conditions and other developments in the United States.

•Our business is highly dependent upon revenues from five of our airports and could be adversely impacted by any condition affecting those airports.

•International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.

•Cyber-attacks or other interruptions of our security or information network could have an adverse effect on the operations of our airports and consequently on our financial results.

•

We identified a material weakness in our internal controls related to ineffective general information technology controls which, if not remediated in an appropriate or timely basis, could adversely affect our ability to report our results of operations accurately and cause a loss of investor confidence and may adversely impact our stock price.

•Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

•If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

•The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues.

•The main domestic airlines operating at our Mexican and Jamaican airports have in the past refused to pay certain increases in our specific tariffs for aeronautical services and could refuse to pay additional increases in the future.

•The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.

•Legal claims and other actions by the former holders of land comprising certain of our Mexican airports may disrupt the operations and security of these airports.

•Extreme weather and natural disasters could adversely affect our business.

Risks Related to the Regulation of Our Business

•Our business is dependent on international regulations affecting airlines.

•We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate.

•We cannot predict how the laws and regulations governing our business will be applied.

•The regulations pursuant to which the maximum rates applicable to our aeronautical revenues in Mexico and to the maximum regulated charges that we may collect at our Jamaican airports are established do not guarantee that we or any of our airports will be profitable.

•The Mexican government may terminate or reacquire our Mexican concessions under various circumstances, some of which are beyond our control.

•The Jamaican government may terminate or reacquire the concessions held by our Jamaican airports under various circumstances, some of which are beyond our control.

•The Mexican and Jamaican governments could grant new concessions that compete with our airports.

•Federal tax legislation in Mexico may have an adverse effect on our financial condition and our results of operations.

•Changes to Mexican laws, regulations, and decrees applicable to us could have a material adverse impact on our results of operations.

Risks Related to Our Strategic Shareholder

•AMP, our strategic shareholder, has significant influence over our operations, and AMP’s interests may differ from those of other shareholders.

•Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.

•If AMP should decide to sell all or a portion of its interest in us, our operations could be adversely affected.

•Our operations could be adversely affected if the technical assistance agreement is not renewed with AMP.

•Failure to comply with certain requirements of the privatization guidelines and the participation agreement relating to our privatization could have a material and adverse effect on our operations or the value of our securities.

Risks Related to Mexico

•Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

•The value and prices of securities issued by Mexican companies may be adversely affected by developments in other countries.

•Political conditions in Mexico could materially and adversely affect Mexican economic policy or business conditions and, in turn, our operations.

•High incidences of crime in Mexico and violence related to drug trafficking could adversely affect our business.

•Increased environmental regulation and enforcement in Mexico may affect us.

•Minority shareholders may be less able to enforce their rights against us, our directors, or our strategic shareholders in Mexico.

Risks Related to Jamaica

•Adverse economic conditions in Jamaica may adversely affect our financial condition or results of operations.

•Political conditions in Jamaica could materially and adversely affect Jamaican economic policy or business conditions and, in turn, our operations in Jamaica.

•Our business in Jamaica is subject to substantial governmental regulation.

•High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.

•Government tax legislation in Jamaica may have an adverse effect on our financial condition and results of operations.

Risks Related to Our Structure, Shares and the Securities Market

•The Company's bylaws can discourage acquisitions and depress the market for our shares.

Risks Related to Our Operations

Developments relating to the outbreak of the COVID-19 have had, and may continue to have, a material adverse impact on our financial condition or results of operations.

In December 2019, a novel strain of coronavirus, known as COVID-19, was reported to have surfaced in Wuhan, Hubei Province, China. In January 2020, COVID-19 spread to other countries, including the United States, and efforts to contain the spread of this COVID-19 intensified. On March 11, 2020, the World Health Organization (the “WHO”) declared the COVID-19 outbreak a pandemic which caused the gradual cancellation of international flights from Canada, the United States and Europe. On March 19, 2020, the United States issued a travel advisory recommending that travelers avoid all international travel. The following day, on March 20, 2020, the United States closed its border with Mexico, except to essential travel and trade and commerce. On March 31, 2020, Mexico’s Ministry of Health implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities in the country through April 30. On April 21, 2020, the suspension was extended through May 30, 2020. For purposes of these measures, airports were considered essential, and our airports remained operational, but passenger traffic decreased significantly. Beginning in

June 2020, activities that had been deemed non-essential began the process of reactivation and passenger traffic improved; however, non-essential activities have continued to be restricted to different degrees in the states most affected by the pandemic, including certain states in which our airports are located. Regarding our operations in our Jamaican airports, the government of Jamaica suspended all incoming international flights starting March 25, 2020, excluding transportation of cargo and merchandise, and only allowed the departure of commercial flights, extending the suspension until June 15, 2020.

The COVID-19 outbreak, and measures taken to contain or mitigate it, have had, and may continue to have, adverse consequences for the global economy, including materially reducing demand for, and availability of, worldwide air travel and therefore has had, and may continue to have, a material adverse effect on our business and results of operations. COVID-19 has led to travel restrictions imposed by governments, flight cancellations, and a marked decline in passenger demand for air travel, domestically and worldwide. Among other adverse effects of the COVID-19 outbreak in our business, we experienced a decrease in passenger traffic (a 53.4% decrease for the period from April through December 2020, as compared to passenger traffic for the same period the previous year). The measures we have taken to mitigate the adverse effects of the COVID-19 pandemic, and any other strategic actions that we may take in the future in response to the COVID-19 pandemic, may not be effective in offsetting decreased passenger traffic and other adverse effects COVID-19 pandemic on our business. The degree of recovery for our operations and results will depend on the duration and measures of containment of the pandemic implemented by the governments of Mexico, Jamaica, United States, Canada and Europe. For instance, beginning January 26, 2021, all air passengers arriving to the United States from a foreign country have to get tested for COVID-19 no more than 3 days before their flight departs and present the negative result or documentation of having recovered from COVID-19 to the airline before boarding the flight. The potential for a continued period of significantly reduced demand for travel has and will likely continue to result in significant lost revenue. See “Item 5, Recent Developments – Developments related to the outbreak of COVID-19.”

The extent to which COVID-19 could continue to adversely impact our results will depend on future developments that are highly uncertain and hard to predict, including new information which may emerge concerning the severity of COVID-19, the actions taken to contain COVID-19 or treat its impact and other developments which may impact public perception of the virus, availability of effective vaccines, the recurrence of the pandemic or the introduction and spread of new variants of the virus which may be resistant to currently approved vaccines, any additional travel warnings and restrictions , including any government mandates on air service, the impact it may have on passenger traffic and financial health and operations of our customer airlines. We cannot currently fully predict the extent to which the COVID-19 outbreak will continue to impact the frequency and pattern of our domestic and international passenger traffic, global air travel and the demand for air travel in the regions in which we operate. Continued travel restrictions or operational issues resulting from the rapid spread of COVID-19 could have a material adverse effect on our business and results of operations. We are also not able to predict whether the COVID-19 pandemic will result in permanent changes to frequency and pattern of our domestic and international passenger traffic, with such changes including but not limited to a permanent reduction in business travel as a result of increased usage of "virtual" and "teleconferencing" products and more broadly a general reluctance to travel by consumers, each of which could have a material adverse impact on our business, financial condition, or results of operations.

Furthermore, we could incur in additional operating expenses and significant investments related to new regulatory procedures in order to preserve the health of the passengers and the airport community, which could not be recovered through our maximum tariffs, as a result of this pandemic. During 2020, we incurred in Ps. 13.0 million of expenses and donations related to the measures against the pandemic.

In addition, an outbreak of another disease or similar public health threat, or fear of such an event, that affects travel demand, travel behavior or travel restrictions could adversely impact our business, financial condition, and operating results. Outbreaks of other diseases could also result in increased government restrictions and regulation, such as those actions described above or otherwise, which could adversely affect our operations.

The impact of the COVID-19 pandemic may also exacerbate other risks discussed in this annual report.

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger departing from the airport terminals we operate (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”) and are collected by the airlines and paid to us. In 2018, 2019 and 2020, passenger charges represented 54.9%, 52.9% and 50.0% respectively, of our total revenues (in 2018, 2019 and 2020 passenger charges represented 61.1%, 60.0% and 61.3% respectively, of the sum of our aeronautical and non-aeronautical revenues).

Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, Jamaica, the United States, Canada and Europe, the political situation in Mexico, Jamaica and elsewhere in the world, public health crises, the attractiveness of the destinations that our airports serve relative to those of other competing airports, fluctuations in petroleum prices, disruptions of global debt markets and changes in regulatory policies applicable to the aviation industry. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.” Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

A global economic and financial crisis may affect our business.

A global economic and financial crisis may lead to high volatility and lack of liquidity in the global credit and other financial markets. Such a downturn in the global economy may lead to increased commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally. These conditions may also limit the availability of credit and increased financial costs for companies around the world, including companies in Mexico, Jamaica, and the United States. Such a recession could significantly affect our ability to access credit to finance our future projects, therefore adversely affecting our business. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our international airports at Los Cabos, Puerto Vallarta and Montego Bay) may vary because of factors beyond our control, including the level of tourism in Mexico and Jamaica. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability, and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, the other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be affected by travelers’ perceptions of the safety and political and social stability of Mexico and Jamaica. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels. A reduction in tourism to the destinations served by our airports could directly and indirectly affect our revenues from aeronautical and non-aeronautical services.

Negative economic developments in Mexico could reduce domestic passenger traffic at our Mexican airports, which would adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from foreign tourism, domestic passengers have represented two-thirds of the passenger traffic volume at our Mexican airports for the last three years. Aside from our operation of the Kingston airport, the Montego Bay airport concession in Jamaica and the operation of DCA in Spain, all our assets are located, and all our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic at our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects, and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the potential impact of negative economic developments in Mexico, see “Item 3, Key Information – Risks Factors – Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” and “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2018, 2019 and 2020, 88.1%, 89.7% and 89.6%, respectively, of the international terminal passengers served by our Mexican airports arrived or departed on flights originating in or departing to the United States and 68.6%, 70.3% and 73.8%, respectively, of the passengers served by our Jamaican airports arrived or departed on flights originating on or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. In 2018, 2019 the U.S. gross domestic product (“GDP”) increased at a rate of 3.0%, 2.2% respectively, and decreased 3.5% in 2020, according to the U.S. Bureau of Economic Analysis. The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States, Jamaica and Mexico. The extent to which COVID-19 impacts these economies will depend on future developments, which are highly uncertain and cannot be predicted. If the U.S. economy falls into a recession or economic growth in the U.S. decelerates significantly, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

Any decision taken by the current U.S. administration, including any changes to laws and policies governing foreign trade and foreign relations, that could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity among the two countries or a slowdown in direct foreign investment in Mexico, could adversely affect our business and our results of operations.

The USMCA entered into force on July 1, 2020. We cannot predict the impact of the USMCA on particular industries or government policies and the changes to international trade and travel that may result, and consequently, we cannot predict what effect it will have on our business and our results of operations.

In addition, changes in economic, political, and social conditions in the United States could have an impact on the Mexican economy, which, in turn, could affect our business and results of operations. For example, in 2020, presidential elections were held in the United States, which resulted in a change in the presidency and could lead to political, economic, and social changes that could have an effect on our business.

Other trends and developments in the United States may also adversely impact the frequency and pattern of our international passenger traffic, which may adversely affect our business, financial condition, or results of operations. For example, any development that could make travel to and from the United States less attractive to our passengers, including any tax reforms and changes to economic policies that could create tension between the Mexican and U.S. governments or reduce economic activity between Mexico and the United States, could negatively affect the level of passenger traffic in our airports and could have an adverse effect on our business and our results of operations.

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.

Immigration reform and border policies, especially with respect to Mexico, continue to attract significant attention in the U.S. government and public arena. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. Our Tijuana airport is connected to the U.S. border by the Cross-Border Express, or “CBX,” an international bridge that allows passengers to cross directly to the United States. By facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings, the CBX has been a main driver in increasing passenger traffic at our Tijuana airport since its inauguration in December 2015. Any changes to U.S. laws and policies that could affect the operation of the CBX, could adversely impact the passenger traffic at the Tijuana airport, which could have an adverse effect on our business and our results of operations.

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

International petroleum prices have experienced significant volatility in the recent past. For example, European Brent crude oil spot prices dropped from U.S.$67.77 per barrel on December 31, 2019, to U.S.$9.12 per barrel on April 21, 2020. On December 31, 2020, the European Brent crude oil spot price was U.S.$51.22 per barrel with an average price of U.S.$41.96 per barrel during 2020, according to the U.S. Energy Information Administration. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. High fuel prices result in increases in airlines’ costs and may lead to airline financial difficulties and bankruptcies, higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally. Each of these may reduce passenger and cargo traffic at our airports.

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

In 2020, approximately 79.8% of the sum of aeronautical and non-aeronautical revenues was generated from five of our fourteen airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2020:

Airport	For year ended December 31, 2020
Guadalajara	27.9%
Tijuana	15.8%
Los Cabos	14.8%
Puerto Vallarta	10.8%
Montego Bay	10.5%
Eight other Mexican airports (combined) and Kingston	20.2%
Total revenues	100.0%

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

Any future terrorist attacks, whether or not involving aircraft, may adversely affect our business, results of operations, prospects, and financial condition. Moreover, we cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy or leisure travel trends, which may negatively affect our results of operations. Similarly, our Mexican and Jamaican airport operations could be negatively impacted by terrorist attacks on aircraft such as those which occurred with international airlines’ aircraft operating over Egypt and the Ukraine in 2015.

The COVID-19 outbreak is materially reducing demand for, and availability of, worldwide air travel and could therefore have a material adverse effect on our business and results of operations. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

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

Cyber-attacks and their impact on our networks and systems, including the introduction of viruses, malware, faulty software, equipment outages and other interruptions in or unauthorized access of company systems, have increased in frequency, extent and potency in recent years. We continuously evaluate our weaknesses, maintain security software, and employ countermeasures to prevent breaches to our data and systems, and regularly review these preventive measures to avoid cyber-attacks and other interruptions to our business. For example, our information systems are protected from exogenous events with backup systems, including physical and software safeguards, such as malware protection, secure privileged access accounts, penetration tests and red team exercises, as well as inventory of authorized and unauthorized software and hardware. In addition, we have implemented secure Wi-Fi in all of our airports network and used “CyberArk” software to monitor the activity of all our users and the “SUITE Trend Micro” antimalware to enhance the security of our servers.

Nevertheless, any disruption, failure, or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations. The preventive actions that we employ to reduce the risk of experiencing a cyber-attack and to protect our network and information could be inadequate to stop a cyber-attack in the future, which could hinder our ability to protect the privacy of our clients and business and cause the unauthorized distribution of valuable financial information and confidential data relating our clients and business. The costs associated with a possible cyber-attack on our systems include increased expenses associated with reinforcing cyber-security measures, loss of business due to the interruption of services, litigation and damage to our reputation. Such outcomes could cause significant losses or decreases in the price of our shares. The potential losses related to cyber-attacks and disruptions of our network could also surpass our insurance coverage.

We identified a material weakness in our internal controls related to ineffective general information technology controls which, if not remediated in an appropriate or timely basis, could adversely affect our ability to report our results of operations accurately and cause a loss of investor confidence and may adversely impact our stock price.

Our management identified a material weakness in internal control related to ineffective general information technology controls (GITCs). As a result, management concluded that our internal control over financial reporting was not effective as of December 31, 2020. Internal controls related to the operation of IT systems and databases are critical to maintaining adequate internal control over financial reporting. The material weakness in our internal control over financial reporting arose because we did not: maintain effective controls over the segregation of duties within IT environments; did not appropriately perform certain periodic risk assessments of certain system configurations; did not maintain effective monitoring controls over certain key financial systems and databases’ administrators; and did not maintain effective IT service desk controls. This material weakness did not result in any material misstatement of our historical financial statements. For more information, see “Item 15—Controls and Procedures.”

As of the date of this report, the process of designing, implementing, and validating remedial measures related to the material weakness noted above is ongoing. Remedial measures may require us to invest in additional technology and incur other expenses. If we are unable to remediate the material weakness, we may be unable to report our results of operations accurately and make our required filings with government authorities, including the SEC. Furthermore, our business and operating results and the price of our securities may be adversely affected by related negative market reactions and loss of investor confidence. We cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

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

If authorities require enhancements to security equipment or adoption of additional security measures, we may be required to undertake significant additional expenses and capital expenditures. We cannot guarantee that these expenses and/or capital expenditures will be considered for our Mexican airports in our Maximum Tariff and Master Development Programs negotiations. Therefore, these additional expenses could negatively affect our cash flows and affect our results of operations.

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

The Mexican government requires that all checked baggage on all commercial flights undergo a comprehensive screening process. The screening process requires the installation of dedicated screening equipment and the manual inspection of baggage if such equipment alerted to the potential presence of prohibited items. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, we incur ongoing expenses to maintain and operate this equipment, which we currently recover from our airline customers. However, if it is determined that we are responsible for all or a portion of the cost or that we are liable for certain issues arising from our operation of the screening systems, our exposure to liability could increase significantly. These operational costs were reviewed during the negotiation of the Master Development Programs for our Mexican airports for the years 2020-2024, completed in December 2019, and revised in November 2020, and there were no changes contemplated to the operational costs or to the cost recovery procedures. However, there can be no assurance that these operational costs or the cost recovery procedures will not be revised in the next negotiation of the Master Development Program in 2024.

We also expect to incur ongoing expenses to maintain any equipment purchased, and we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. For instance, replacement of current baggage screening equipment with new Computer Tomography X-ray (“CTX”) baggage screening equipment is scheduled for 2021. In addition, the Federal Civil Aviation Agency (“AFAC”) issued a document titled Airport Security Recommendations, which established that airports must have alternative methods for baggage screening to be used in case the inspection technology that is used is not available. We believe that we comply with the requirement with the new equipment, but the AFAC may require additional investments.

These additional investments and expenses could restrict our liquidity and adversely affect our results of operations if such costs are higher than those accepted in the negotiations of our Master Development Programs for the 2020-2024 period. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

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

Our ability to increase our commercial revenues is significantly dependent, among other factors, on increasing passenger traffic at our airports and on our ability to continue remodeling, expanding, and modernizing the commercial areas we operate within our airports and on the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 26.0%, 26.5% and 23.3% of non-aeronautical revenues in 2018, 2019 and 2020, respectively (6.5%, 7.0% and 5.9% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2018, 2019 and 2020, respectively).

We cannot provide assurance that we will be successful in implementing our strategy of increasing our passenger traffic or our revenues from commercial activities, including those that we operate directly. The passenger traffic volume in our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve. Additionally, our new commercial strategy of increasing revenues by operating lines of businesses in our airports directly could result in the loss of a significant amount of revenues, or not generate the level of profitability sufficient to increase our results of operations. Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase or that our profitability will increase. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

Our acquisitions may not achieve anticipated benefits, and may increase our liabilities, disrupt our existing business and harm our results of operations.

The benefits we expect to receive from our acquisitions depend on our ability to integrate the operations, services, personnel and administrative infrastructure of the acquired businesses in a timely and efficient manner. Acquisitions also entail increased operating costs, as well as greater allocation of management resources away from daily operations. Additionally, the business growth opportunities, revenue benefits, cost savings and other benefits we anticipate resulting from our acquisitions may not be achieved as expected or may be delayed. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, or if we are required to recognize impairments of acquired assets, investments or goodwill, our results of operations and financial condition may be adversely affected.

In October 2018, we signed the NMIA Concession Agreement with the Government of Jamaica for the operation, modernization, and expansion of the NMIA located in Kingston, Jamaica. On October 10, 2019, we took control of the operation, management, and administration of the NMIA. While the NMIA is the second airport we operate in Jamaica, we may not be able to fully implement our business strategy or integrate its operations with the Montego Bay Airport, which could adversely affect our results of operations and financial condition.

Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of December 31, 2020, our outstanding consolidated indebtedness was Ps.24.4 billion (approximately U.S.$1.2 billion). This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise and maintain any such financing or impair our ability to take advantage of significant business opportunities that may arise. As a result of this indebtedness, we may also be more vulnerable to general adverse economic, industry or competitive conditions. We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt or to fund our other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt on or before maturity, and we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms. These risks may be intensified in 2021 due to the impact of the COVID-19 pandemic. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.” and “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Covenants in our indebtedness may limit our discretion with respect to certain business matters.

The instruments governing our indebtedness, or the indebtedness of our operating entities may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, our ability to incur additional liabilities, acquire new equity investments, engage in mergers or acquisitions, pay dividends, create liens or other encumbrances or make certain other payments, investments, loans and guarantees. These covenants could also require us to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could permit acceleration of the relevant indebtedness.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we believe we maintain positive relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 35.0% of our total employees in Mexico and 40.0% in Jamaica as of December 31, 2020), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues.

Most of our revenues are driven by the operations of a few key airline customers. In 2020, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Aeroenlaces Nacionales, S.A. de C.V. (“VivaAerobus”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico Group” a holding company that owns Aeroméxico and Aeroméxico Connect) and American Airlines, Inc. (“American Airlines”) transported a significant percentage of our passenger traffic. During 2020, the passenger charges collected by these four airlines accounted for 20.1%, 5.6%, 4.7% and 4.7%, respectively, of total revenues in our airports (24.7%, 6.8%, 5.7% and 5.7%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2020).

In June 2020, Aeromexico Group announced that it filed for Chapter 11 bankruptcy due to the unprecedented challenges relating to the COVID-19 pandemic. During 2019 and 2020, the passenger charges collected by Aeromexico accounted for 6.0% and 4.7% of total revenues in our airports, respectively (6.8% and 5.7% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019 and 2020, respectively). As of the date hereof, the process has not affected Grupo Aeromexico’s operations or its payments to our airports, however we cannot predict whether there could be operating interruptions in the future.

Since December 2020, Interjet stopped operations at our airports and has a balance due of Ps. 47.6 million. During 2019 and 2020, the passenger charges collected by Interjet accounted for 3.9% and 1.0% of total revenues in our airports, respectively (4.3% and 1.2% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019 and 2020, respectively).

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

Furthermore, passenger charges, which accounted for 52.9% and 50.0% of our revenues in 2019 and 2020, respectively (60.0% and 61.3%, respectively, when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected, pursuant to passenger charges collection agreements, by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2019 and 2020, the average collection term of passenger charges was 54 and 67 days, respectively. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges – Passenger Charges in Mexico.” Consequently, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we would not be assured of collecting the amounts invoiced to that airline for passenger charges despite cash deposits held in guarantee. Additionally, we could not be assured that we would recover the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

Furthermore, the COVID-19 pandemic has and will likely continue to adversely affect the global airline industry, which is experiencing significant financial difficulties. As a result, one or more airlines could stop making payments to our airports. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

Additionally, if some of our commercial clients were to face difficulties making their payments to our airports, some clients may decide to leave our commercial spaces and cancel their contracts. This could potentially have a negative effect on our revenues.

The main domestic airlines operating at our Mexican and Jamaican airports have in the past refused to pay certain increases in our specific tariffs for aeronautical services and could refuse to pay additional increases in the future.

In the past, certain of the domestic airlines operating at our Mexican and Jamaican airports refused to pay certain increases in the specific tariffs we charge for aeronautical services. Although these prior disputes were resolved, because only a few airlines contribute a substantial portion of our revenues, our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, during periods of economic downturn, the airlines that operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years, which could adversely impact our results of operations. See “Item 4, Information on the Company – Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers.”

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

In addition, during various periods of 2018, 2019 and 2020, members of an ejido called el Zapote blocked access to commercial areas of the Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenues losses of Ps.8.1 million in 2018 (5.8% of our total car parking charges at the airport for 2018), Ps.28.5 million in 2019 (19.5% of our total car parking charges at the airport for 2019) and Ps.16.7 million in 2020 (23.2% of our total car parking charges at the airport for 2020). Although we recovered control of these areas on February 12, 2020, if these persons occupy the area again in the future, their presence could have an adverse impact on our operations, revenues and security, and could restrict our ability to expand our operations, at the Guadalajara airport.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.5.9 billion at December 31, 2020. The deferred tax assets are quantified based on currently enacted tax rates and accounting standards and are subject to change because of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our Consolidated Statement of Profit or Loss. For further information on deferred tax assets, refer to Note 12 to our audited consolidated financial statements. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Deferred Tax Assets.”

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

The occurrence of extreme weather and natural disasters, including increases in frequency, severity, or duration of such disasters due to climate change, in the destinations we serve could adversely affect our business, results of operations, prospects, and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents, or other similar events, but do not have insurance covering losses due to resulting business interruption for our Mexican airports. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on any of our insurance policies.

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

The FAA restored Mexico’s Category 1 rating on December 1, 2010. In 2018, 2019 and 2020, 10.4%, 10.7% and 9.6% of the passengers who traveled through our Mexican airports traveled on flights to or from the United States operated by Mexican airlines. Jamaica has held an FAA Category 1 rating since 1997.

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

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2018, 2019 and 2020, 67.3%, 65.0% and 60.9%, respectively, of our total revenues were earned from aeronautical services (in 2018, 2019 and 2020, 74.9%, 73.7% and 74.7%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services), which are subject to price regulation under our maximum rates in Mexico and under the maximum regulated charges in Jamaica. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects, and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or established by the Mexican government (as in the case of our Master Development Programs or our maximum rates, respectively) or the Jamaican government (as in the case of maximum regulated charges for MBJ and NMIA) for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs and Capital Development Programs or the obligation under our Mexican concessions and Jamaican concessions to provide a public service) or increase our maximum rates and regulated charges applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the laws and regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business in Mexico were adopted or became effective in 1999, and there is limited precedent that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our Mexican concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot provide any assurance that we will not encounter difficulties in complying with these laws, regulations, and instruments.

Although our maximum rates through 2024 have been set, we cannot predict what our Master Development Programs for the next five-year period from January 2025 to December 2029 will establish. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master Development Programs, the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Similarly, there is limited precedent that would allow us to predict the impact of the laws, regulations and instruments that regulate our business in Jamaica and we cannot provide any assurance that our Jamaican airports will not encounter difficulties in complying with these laws, regulations and instruments. In addition, although the concession agreements for our Jamaican airports and Jamaican law establishes ranges of sanctions that might be imposed should our Jamaican airports fail to comply with the terms of the concession, other Jamaican applicable law, and its regulations, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. Although the maximum regulated charges have been set for our Jamaican airports through December 2024, we cannot predict what maximum regulated charges the Jamaican government will establish for the next five-year period from January 2025 to December 2029. We also cannot provide assurance that other regulatory agencies or the Jamaican legislature will not impose regulations adverse to our Jamaican airports’ operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority acts and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

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

Our maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year terms ending 2019 and 2024, an annual efficiency adjustment factor of 0.7% was established by the SCT. Future annual efficiency adjustments will be determined by the SCT in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our income from operations because of the progressive decrease in each Mexican airport’s maximum rate.

If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each Mexican airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2018, 2019 and 2020, our revenues subject to maximum rate regulation represented 100.0%, 100.0% and 99.2% respectively, of the amount we were entitled to earn under the maximum rates for all our Mexican airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all the revenues we are entitled to earn from services subject to price regulation.

The specific tariffs we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican PPI, excluding petroleum, and the value of the peso relative to the U.S. dollar. These variables are outside of our control. Our projections could differ from the applicable actual data, and if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our airports during that year.

If we exceed the maximum rate at any Mexican airport at the end of any year, the SCT may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. If any one of our Mexican airport concessions is terminated, our other Mexican airport concessions may also be terminated.

In prior years, in order to ensure our compliance with the maximum rate at a particular airport when the possibility of exceeding that maximum rate has arisen, we have taken actions in the latter part of the year, such as reducing our specific tariffs and offering discounts. We can offer no assurance that, should external factors cause us to risk exceeding our maximum rates close to or at the end of any given year, we will have sufficient time to take the actions described above in order to avoid exceeding our maximum rates prior to year-end.

If we fail to fulfill the requirements of our Master Development Programs during a given five-year period, we could be subject to sanctions from the Mexican government.

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican PPI’s construction price index. Using the index, we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2018, 2019 and 2020 was 101.0%, 102.0% and 101.5%, respectively, of our capital expenditure commitments under our Master Development Programs. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SCT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. If any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

Under their concession agreements, our Jamaican airports are required to make capital expenditures to meet Capital Development Program requirements by certain strict deadlines. Additionally, our Jamaican airports are also responsible for maintaining the tangible concession assets under the concession agreements, which involves capital investment projects and improvements to concession assets. If either MBJA or NMIA fails to comply with the terms and conditions of its concession agreement, it could be in default and face liquidated damages, and, if it fails to remedy the breach within the applicable grace period, it could suffer other negative consequences, including the termination of its concession.

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

We would face similar sanctions for violations of the Mexican Airport Law or the regulations thereunder. Under applicable Mexican law and the terms of our Mexican concessions, our Mexican concessions may also be made subject to additional conditions, including under our renewed Master Development Programs, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions, and the termination of the concessions.

The Mexican government may also revoke one or more of our Mexican concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. See “Item 4, Information on the Company – Regulatory Framework – Other Regulation of Mexican Concessions and Concession Assets – Revocation of Concessions” The Mexican government may also assume the operation of any airport in the event of war, public disturbance, or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our Mexican concessions, the Mexican government under Mexican law is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers. In the case of a mandated change in our operations, the Mexican government is required to compensate us for the cost of that change. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. There can be no assurance that we would receive compensation equivalent to the value of our investment in, or any additional damages related to, our Mexican concessions and related assets in the event of such action.

If any one of our Mexican airports’ concessions is terminated, whether through revocation or otherwise, our other concessions may also be terminated. Thus, the loss of any concession would have a material adverse effect on our business and results of operations.

The Jamaican government may terminate or reacquire the concessions held by our Jamaican airports under various circumstances, some of which are beyond our control.

Our Jamaican airport concessions are our principal assets in that country, and we would be unable to continue operations at our Jamaican airports without them. As owner of the concession assets, the AAJ is entitled under certain circumstances, however, to expel us from all or part of our Jamaican airport sites or to take over or carry on the operation and management of the airports or provision of airport services. The AAJ may step into the public domain assets that are the subject of the Jamaican airport concessions for as long as may be required if it determines that we are in breach of the concession agreements, to prevent material disruptions in service at the airports or in cases of national emergencies. Upon such a step-in by the AAJ, the AAJ must account to us for any revenues collected at the airports during the step-in period. Where the AAJ steps into the public domain assets that are the subject of the airport concession pursuant to any uncured event of default or to prevent material disruptions in service, we are required to bear all costs (except consequential losses) and expenses associated with the AAJ exercise of its step-in rights. There can be no assurance that we would receive compensation equivalent to the value of our investment in, or any additional damages related to, our concessions and related assets in the event of such action.

Following notice and good-faith consultations to avoid such a result, the AAJ may terminate the concession agreements upon an event of default on our part. Regardless of cause for termination, a termination fee is due to us upon a termination or revocation of the concession. However, the concession agreements expressly limit the AAJ’s liability to such termination fee. If the AAJ terminates the concession with or without cause, there can be no assurance that the loss of the airport concession would not have a material adverse effect on our business and results of operations.

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

Any competition from other such additional airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. If a competing concession is offered in a public bidding process, we cannot provide assurance that we would participate in such process, or that we would be successful if we were to participate. See “Item 4, Information on the Company – Regulatory Framework – Other Regulation of Mexican Concessions and Concession Assets – Grants of New Mexican Concessions” and “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession – AAJ’s Rights to Step In, Terminate or Grant a New Concession.”

The SCT could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs.

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) or “SENEAM,” could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs. SENEAM currently requires us to manage and control aircraft movements in and out of our arrival and departure gates and remote boarding locations at our Guadalajara, Tijuana, and Puerto Vallarta airports. At our other Mexican airports, these aircraft movements are monitored by SENEAM. Should SENEAM require us to control, or if we, for efficiency purposes, request to control, these aircraft movements directly at any or all of our other Mexican airports in the future, our results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

The Mexican civil aviation authority could require us to extend the official operating schedule at our Mexican airports, which could result in increased operating costs.

The AFAC is responsible for establishing the official operating schedules of our Mexican airports. Outside of our Mexican airports’ official hours of operation, we are permitted to double our airport charges for services that we provide. Currently, our airports at Guadalajara, Puerto Vallarta and Morelia have official operating schedules of 24 hours per day. The AFAC can issue a decree extending the official operating schedule of one or more of our other airports from its current schedule, which would deprive us of the ability to double our airport charges for off-hour services at airports for which such a decree has been issued. For instance, as of April 2, 2015, the operating schedule of our Los Cabos airport was expanded from 7:00 a.m. to 6:00 p.m. to 7:00 a.m. to 9:00 p.m. Such extensions of our official operating schedules result in increases in operating costs, and we can provide no assurances that we would be able to recover those costs.

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

We cannot predict the impact that changes in law will have, if fully implemented and applied to us, on our business, financial condition, and results of operations. In addition, we cannot predict the indirect impact that such legislation could have on our customers and shareholders.

Changes to Mexican laws, regulations, and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in recent years implemented various changes to the laws applicable to Mexican companies, including us. For example, in March 2021, the Mexican Congress approved a reform to the Mexican Electric Industry Law where the main modification is to the legal structure for the generation and use of electric energy. This reform could have a negative impact on the cost of electricity of our airports. Likewise, in labor matters, there is a reform initiative regarding outsourcing, that, among others, could limit subcontracting and impact the profit-sharing scheme, and we cannot foresee the impact of these reforms if they were to be implemented, nor their final terms. The terms of our Mexican concessions do not exempt us from any changes to Mexican laws. Changes to the Mexican constitution or to any other Mexican laws could have a material adverse impact on our results of operations.

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

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). Audit Committee members are selected according to Mexican and U.S. independence standards. Certain matters require the favorable vote of the majority of the Series “BB” shares of which the current holder is AMP. (including the approval of our financial statements, increases or decreases of our capital stock, the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). These rights are not conditioned on whether the technical assistance agreement and the participation agreement remain in force. Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. Shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at AMP shareholders’ meetings and ultimately at our shareholders’ meetings. Differences in points of view among AMP’s shareholders with respect to our management could affect our results of operations. The interests of AMP may differ from those of our other shareholders.

Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.

On November 19, 2014, Controladora Mexicana de Aeropuertos, S.A. de C.V. (“CMA”) became 66.66% owner of the capital stock of AMP. As a result of this transaction, CMA agreed that the minority shareholders’ consent is required with respect to certain significant actions or decisions. See “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

In the past there have been certain disputes among AMP’s shareholders. If disputes among AMP’s shareholders were to occur in the future, it is not possible to predict if they would result in deadlock at our shareholders’ meetings or distract our management, or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations. In addition, AMP’s veto, appointment, and other rights could adversely impact our operations and constitute an obstacle for us to bring in a new strategic shareholder and/or operator.

If AMP should decide to sell all or a portion of its interest in us, our operations could be adversely affected.

AMP currently exercises significant influence over our management, as described above. AMP can sell nearly all the shares that it owns. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Should AMP divest its interest in us or cease to hold Series BB shares, our management could change, and our operations could be adversely and significantly affected as a result.

Our operations could be adversely affected if the technical assistance agreement is not renewed with AMP.

AMP provides services through the technical assistance agreement, through which AMP provides our airports with expertise in operating in the aeronautical sector and strategic planning guidance to increase aeronautical and non - aeronautical revenues, in addition to knowledge of the Mexican government and business sectors and assistance with the negotiation of our Master Development Programs. Therefore, if either we or AMP decides not to renew the technical assistance agreement, it would require time and potentially higher costs for us to replace AMP’s strategic expertise through contracts with new external advisors; apart from the possible higher costs, the need to replace AMP could have an impact on our business strategy and ongoing projects, such as the successful negotiation of tariffs, investments, and other elements of our Master Development Programs. As a result, our results of operations could be negatively affected. For more detailed information on the technical assistance agreement with AMP, see “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

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

Certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition, or results of operations.

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

On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws regarding the limitations on ownership of our capital stock. On February 17, 2016, the Superior Court of Mexico City declared that Grupo México and ITM were in violation of the Company’s bylaws due to the fact that together they held more than 10% of our outstanding capital stock and ordered Grupo México and ITM to sell any Series B shares held in excess of that limit. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles in support of the position we maintained and defended. Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the Grupo México complaint was declared unfounded. We filed a complaint seeking fees and expenses. On May 8, 2019, a civil court in Mexico City granted Grupo Mexico´s request for an amparo challenging the constitutionality of Article 48, Section III of the Mexican Securities Law. We then filed a direct amparo appeal. On March 26, 2021, the civil court in Mexico City upheld the validity of Article 48, Section III of the Mexican Securities Law and confirmed the validity of Articles X and XII of our bylaws . See “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain of our bylaws.”

In its most recent filing on Schedule 13D with the SEC on February 19, 2021, Grupo México disclosed that it beneficially owned 8.1% of our total issued shares. It is not possible to predict the extent to which these disputes with Grupo México will distract our management, the effects that future developments in this dispute might have on the price of our stock, its liquidity or our market value or the effects that these conflicts could have on our business or results of operations.

Risks Related to Mexico

Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

All of our operations conducted in Mexico are dependent upon the performance of the Mexican economy. As a result, our business, financial condition, or results of operations may be affected by the general condition of the Mexican economy, over which we have no control. In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We can provide no assurance that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition, or results of operations. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP increased 2.0% in 2018, decreased 0.1% in 2019, and decreased 8.5% in 2020, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 7.6%, 7.8% and 5.2% in 2018, 2019 and 2020, respectively. As of April 16, 2021, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 4.2831%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Additionally, economic conditions in Mexico may also be affected by political developments in the United States, such as the change in administration in January 2021, and economic developments in the United States, such as interest rates, exchange rates and GDP growth, among others. We cannot assure you that any developments in the U.S. or elsewhere will not materially and adversely affect us in the future.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2018, the peso appreciated 0.3% against the U.S. dollar. In 2019, the peso appreciated 4.0% against the U.S. dollar. In 2020, the peso depreciated 5.1% against the U.S. dollar. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

International passengers and international flights pay tariffs denominated in U.S. dollars. However, in Mexico, these tariffs are generally invoiced and collected in Mexican pesos. Because such tariffs are invoiced taking into account the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation of the peso occurred, we could be required to issue rebates to our customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation of the peso could result in us invoicing substantially less than our maximum rate per workload unit. We do not have any means of recovering lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our U.S. dollar-denominated tariffs to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible.

Due to the acquisition of 100% of the shares of DCA in 2015, we incurred indebtedness in U.S. dollars. A devaluation of the peso would increase the debt service cost of such U.S. dollar-denominated indebtedness and result in foreign exchange losses. In 2020, approximately 98.0% of MBJA’s and NMIA’s revenues, 60.0% of its operating expenses and 99.0% of its capital expenditures were denominated in U.S. dollars, with the remaining 40.0% of operating expenses and 1.0% of its capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All MBJA’s indebtedness was also denominated in U.S. dollars in 2020. Accordingly, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may also affect our performance through the consolidation of MBJA and NMIA’s financial and operating results.

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

In 2018, presidential elections were held in Mexico, which could lead to political, economic, and social changes beyond our control, in addition Mexico is scheduled to hold midterm elections on June 6, 2021, and Mexicans will be voting for the 500 seats of the Mexican Congress and, in almost half the 32 states, for their congresses and governors, which could result in economic or political conditions in Mexico that could materially impact our operations. As with any governmental change, this change to the country’s administration may lead to significant changes in laws, public policies, or regulations, may affect the political and economic environment in Mexico, and consequently, they may contribute to economic uncertainty and to heightened volatility of the Mexican capital markets and in securities issued by Mexican companies.

We can provide no assurance that changes in the policies of Mexico’s federal government will not have an adverse effect on our business, financial conditions, and results of operations. Consequently, we can provide no assurance that Mexican political or social developments, over which we have no control, will not adversely affect our financial conditions, results of operations, our ability to make dividend payments to our shareholders or the market price of our securities.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of April 20, 2021, called for increased caution in Mexico due to crime and kidnapping. These travel alerts emphasize the extent of criminal activity in different Mexican states and cities, including recommending against travel in states such as Michoacán, Colima, and Sinaloa in which our Morelia, Manzanillo and Los Mochis airports are located.

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, a new carbon dioxide (“CO2”) market commenced operating in Mexico during 2018. The market will require that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. As of 2019, companies subject to the legislation were required to report their global emissions for verification by the Mexican Emissions Registry (Registro Nacional de Emisiones). We are subject to this legislation and began reporting our emissions in 2018. In 2019, we began submitting our emissions reports for verification by the Mexican Emissions Registry. In addition, new water quality standards are being discussed, which would require expanding and updating our wastewater treatment plants to achieve these requirements. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects, or financial condition. For more information on environmental regulation, see “Item 4, Information on the Company – Regulatory Framework – Mexican Environmental Regulation.”

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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. Our financial statements are prepared in accordance with IFRS, which differs from U.S. GAAP in several respects. Items on the financial statements of a company prepared in accordance with IFRS may not reflect its financial position or results of operations in the way they would be reflected if such financial statements had been prepared in accordance with U.S. GAAP.

Risks Related to Jamaica

Adverse economic conditions in Jamaica may adversely affect our financial condition or results of operations.

Despite 99% of the passenger traffic through our Jamaican airports consisting of international passengers, the general condition and performance of the Jamaican economy, over which we have no control, may affect our business, financial condition, or results of operations. Jamaica is a small, emerging market country, which has struggled with low growth and high public debt. Due to its size, indebtedness, reliance on exports to a small number of principal markets, such as the United States and Canada, and the concentration of its economic activity in its two principal industries of bauxite mining and tourism, the Jamaican economy is highly susceptible to external shocks. Jamaica is also affected by social and security problems, including, among others, trafficking in drugs and high rates of violent crime, underemployment, and youth unemployment.

If growth remains lower than what is needed for reducing the poverty, and the country continues to be confronted by serious social issues that predominantly affect youth, such as a high level of crime and violence and high unemployment. The Statistical Institute of Jamaica estimated the unemployment rate in Jamaica at 12.6% in July 2020 up from 7.8% in July 2019 and 8.4% in July 2018.

If Jamaican inflation or interest rates increase significantly or if the Jamaican economy is otherwise adversely impacted, our business, financial condition or results of operations could be adversely affected. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

Political conditions in Jamaica could materially and adversely affect Jamaican economic policy or business conditions and, in turn, our operations in Jamaica.

Any administration change in the Government of Jamaica could give rise to economic or political conditions in Jamaica that could have a material impact on our operations. In addition, any adverse change in legislation in the future could have a negative impact on our business, financial condition, performance of operations and cash flows.

Our business in Jamaica is subject to substantial governmental regulation.

Our Jamaican airport concessions are regulated principally by the AAJ, an agency of the Jamaican government, under the Airports Authority Act of 1974. In April 2003, the AAJ divested operational responsibility for the Montego Bay airport to MBJA under a concession agreement pursuant to which MBJA is responsible for the management of the day-to-day operations of the Montego Bay airport in keeping with specific performance criteria and prescribed international standards. In addition, on October 10, 2018, the AAJ signed a concession agreement with PACKAL, for the management of the day-to-day operations of the Kingston airport. The AAJ retains ownership of the non-movable assets of these airports. Our Jamaican airports pay a concession fee to the Jamaican government and at the end of the concession agreements will transfer the infrastructure of our Jamaican airports, and any moveable assets acquired during the period of the concessions, to the AAJ. Regular performance reviews and other contract administration oversight functions are conducted by the AAJ, as specified under the concession agreements. There can be no assurance that governmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects, or financial condition. However, there are certain provisions within the concession agreements that offer some protection to MBJA and PACKAL in the event of adverse changes in Jamaican law. In certain instances, if there is an adverse change in Jamaican law resulting in an unavoidable net increase in costs or net reduction in revenues to

MBJA and PACKAL, both will be entitled (subject to remaining provisions of the MBJA and PACKAL Concession Agreements) to monetary compensation from AAJ. See “Item 4, Information on the Company – Regulatory Framework.”

High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of April 20, 2021, informed of the risks of traveling in Jamaica due to (i) health and safety measures and COVID-related conditions and (ii) threats to safety and security posed by increased crime, including violent crime, in many areas across Jamaica. The travel alerts emphasize the increase of criminal activity in different areas across Jamaica, including in certain areas in Montego Bay and Kingston, near where our Jamaican airports are located.

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

We cannot predict the impact that changes in law, if fully implemented and applied to us, will have on our business, financial condition, and results of operations. In addition, we cannot predict the indirect impact that such legislation could have on our customers and shareholders.

Certain Risk Factors Related Our Structure, Shares, and the Securities Markets

Our ability to pay dividends and meet our debt obligations depends on our subsidiaries paying us dividends and transferring other income to us.

We are a holding company whose only significant assets are the shares of our subsidiaries and our cash and cash equivalents positions. Our ability to pay dividends and meet our debt obligations depends on our subsidiaries paying us dividends and transferring other income to us. The ability of our subsidiaries to pay dividends and transfer other resources to us may be subject to legal, regulatory, or contractual restrictions.

Priority in Case of Bankruptcy.

In the case of bankruptcy and our subsequent liquidation, our shareholders will be considered, in terms of priority, as our last creditors. In accordance with the Mexican Commercial Bankruptcy Law, in the event of a declaration of bankruptcy, all claims against us, including claims in favor of employees, tax claims and claims by our creditors will have preference over our shareholders' right to receive payment. In the event of our total liquidation, it is highly probable that our current shareholders, including current owners of our Series “B” shares, will recover an amount significantly lower than that originally paid for their shares.

The Company's bylaws can discourage acquisitions and depress the market for our shares.

Certain provisions in our bylaws could have the effect of delaying, deterring, or preventing a hostile takeover, which could be supported by certain shareholders. For example, individual shareholders (or groups of related parties) cannot own more than 10% of our Series “B” shares, except if our shareholding limits were to be amended. In addition, in the event that a person or group of related persons intended to acquire ownership of 30% or more of our shares, in accordance with Mexican legislation, said persons would be required to carry out the acquisition through a public offering, under the terms and conditions outlined in the Mexican Securities Market Law and subject only to the exceptions provided therein. These provisions may reduce the interest of certain investors in our Shares.

As a result of the volatility of the Mexican stock market, the market price of shares may experience extreme fluctuations in price and trading volume.

Lack of liquidity or market volatility may limit the ability of a holder of Series “B” shares to sell their interest and may also adversely affect the market price of our Series “B” shares. The trading volume of instruments issued by emerging market companies tends to be lower than the trading volume of instruments issued by companies in more developed countries.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We hold concessions to operate, maintain and develop twelve international airports in the Pacific and Central regions of Mexico and two international airports in Jamaica. As operator of the airports under our concessions, we charge airlines, passengers, and other users’ fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.

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

Opening of Mexican Airports to Private Investment

In February 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. Under these guidelines, the SCT identified 35 of Mexico’s 58 principal airports as being suitable for investment. These 35 airports were divided into four airport groups: Grupo Aeroportuario del Pacífico, or the Pacific Airport Group (twelve Mexican airports); Grupo Aeroportuario del Sureste, or the Southeast Airport Group (nine airports), Grupo Aeroportuario de la Ciudad de México, or the Mexico City Airport Group (one airport) and Grupo Aeroportuario del Centro-Norte, or the Central-North Airport Group (thirteen airports).

The guidelines generally provided for the airport groups to become open to private investment through a two-stage program. In the first stage, a series of public auctions were conducted to award a minority interest in each airport group to a strategic shareholder. In the second stage, all, or a portion of the remaining interest in each airport group was sold through public offerings in the Mexican and international capital markets. Except for the Mexico City Airport Group, all of the other airport groups have completed both stages of the program.

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

•	all of our Series BB shares, representing 15% of our capital stock; and
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

The technical assistance fee is equal to the greater of U.S.$4.0 million, adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. CPI), or 5% of our annual consolidated income from operations from our Mexican airports (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2018, 2019 and 2020, the technical assistance fee, based on our Mexican airports’ income from operations, amounted to Ps.411.5 million, Ps.461.6 million and Ps.289.1 million, respectively. These amounts represented 4.5%, 4.5% and 4.7% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization), respectively.

The technical assistance agreement allows AMP, its shareholders, and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this committee, see Item 6 herein. Our bylaws, the participation agreement and the technical assistance agreement also contain certain other provisions designed to avoid conflicts of interest between AMP and us.

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

Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Our bylaws and certain of the agreements executed in connection with the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since August 25, 2014, AMP has been permitted to sell its interest in our Series BB shares. However, pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, its Series BB shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights.

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

On December 12, 2019, the SCT approved our Master Development Programs for each of our Mexican airports for the five-year period from January 1, 2020 through December 31, 2024. Due to the COVID-19 pandemic, we delayed certain non-obligatory capital investments and during the month of August 2020, we filed a petition for an Extraordinary Review Process of our Master Development Program with the SCT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control,” and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, postponed investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026. Our committed investments decreased by 27% for the 2020-2024 period, after the Extraordinary Review Process.

The table below sets forth our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our Mexican airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2018, 2019 and 2020, our investments allocated but unpaid totaled Ps.318.5 million, Ps.286.4 million and Ps.540.9 million, respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2018		2019		2020
		(thousands of pesos)
Guadalajara	Ps.	271,966	Ps.	990,610	Ps.	882,798
Tijuana		377,220		356,236		744,672
Los Cabos		417,856		343,284		421,328
Puerto Vallarta		98,196		70,480		212,032
Guanajuato		114,035		69,496		33,177
Hermosillo		61,107		43,671		84,613
Mexicali		117,174		40,465		139,475
La Paz		93,959		76,181		67,979
Aguascalientes		22,430		70,536		49,375
Morelia		34,223		48,261		82,389
Los Mochis		44,162		32,918		38,422
Manzanillo		36,346		31,339		29,908
Other (1)		153,676		53,505		118,481
Total	Ps.	1,842,350	Ps.	2,226,982	Ps.	2,904,649

(1)	Includes SIAP, CORSA, PCP, ADP and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2018		2019		2020
	(thousands of pesos)
Terminals	Ps.	733,284	Ps.	1,271,197	Ps.	1,758,019
Runways and aprons		518,656		543,597		609,013
Machinery and equipment		515,370		389,379		507,866
Other		75,040		22,809		29,751
Total	Ps.	1,842,350	Ps.	2,226,982	Ps.	2,904,649

During 2018, 2019 and 2020, 1.9%, 2.4% and 3.1%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded by long-term debt securities issued on the Mexican capital markets (Certificados Bursátiles de Largo Plazo). We expect to continue funding the most significant portion of our capital expenditures for our Mexican airports in the future with new debt issuances on the Mexican capital markets; however, our ability to incur debt may be restricted by our leverage levels or market conditions. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures in 2020 were allocated to the following types of investments at the majority of our Mexican airports:

•

Terminals. During 2020, we continued the expansion of several of our airports either by expanding and renovating existing airport facilities or by continuing the construction of new terminal buildings, primarily at our Tijuana, Los Cabos, Mexicali, Morelia, and Guadalajara airports.

•

Runways and aprons. During 2020, we continued renovating and expanding aprons and runways at several of our airports including our Tijuana, Guadalajara, Puerto Vallarta, La Paz, and Aguascalientes airports.

•

Machinery and equipment. We invested in machinery and equipment including the latest technology in baggage handlings systems, metal detectors, other security-related equipment, passenger walkways, air conditioning equipment, and public information systems.

•

Other. During 2020 we began the installation of solar carport systems within the parking areas of our Mexican airports with the exception of our Los Cabos airport due to local energy regulations. The solar carport systems will consist of more than 40,000 square meters of solar panels and will produce over 14.3 MWH. This will reduce the energy consumed and the carbon footprint of our airports and will also protect our passengers and their vehicles from sunlight, wind, and rain. During 2020, we completed the solar carport system installation at our Aguascalientes, Guanajuato, Guadalajara, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Puerto Vallarta airports, and we expect to conclude the installation at our Hermosillo and Tijuana airports during the first quarter of 2021.

The following table sets forth our estimated committed investments for each airport for the five-year period from 2020 through 2024 under the new Master Development Programs expressed in thousands of constant pesos as of December 31, 2017, that were initially approved by the SCT on December 12, 2019 and revised on November 30, 2020. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Mexican Airport (2020-2024)(1)

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(thousands of constant pesos as of December 31, 2017) (1)
Guadalajara	Ps.	1,095,712	Ps.	1,148,523	Ps.	1,843,155	Ps.	1,063,267	Ps.	1,180,132	Ps.	6,330,791
Puerto Vallarta		205,956		450,956		660,397		901,625		807,678		3,026,612
Tijuana		796,943		1,465,857		438,001		161,784		118,382		2,980,967
Los Cabos		395,869		496,216		272,952		236,278		177,928		1,579,243
Guanajuato		57,390		88,614		33,273		69,521		53,081		301,879
La Paz		115,819		92,343		40,968		24,129		20,773		294,032
Hermosillo		57,959		93,970		53,066		29,849		56,805		291,649
Aguascalientes		78,883		98,106		53,676		26,339		23,040		280,044
Mexicali		32,385		47,818		46,077		57,672		23,755		207,708
Morelia		32,716		51,576		35,098		50,682		19,510		189,582
Los Mochis		40,426		40,980		11,069		53,338		31,097		176,911
Manzanillo		26,439		48,629		30,176		21,757		15,670		142,671
Total	Ps.	2,936,500	Ps.	4,123,588	Ps.	3,517,909	Ps.	2,696,240	Ps.	2,527,851	Ps.	15,802,088

(1)	Figures as adjusted as a result of the Extraordinary Review Process and announced on November 30, 2020.
(2)

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

The following table sets forth our estimated committed investments for 2020 through 2024 by type of investment:

Estimated Committed Investments by Type for our Mexican Airports (2020-2024)(1)

	Year ended December 31,
	2020		2021		2020		2023		2024			Total
		(thousands of constant pesos as of December 31, 2017) (2)
Terminals	Ps.	615,871	Ps.	1,596,652	Ps.	1,108,056	Ps.	908,152	Ps.	1,030,532	Ps.	5,259,263
Runways and aprons		581,160		872,257		1,312,920		901,954		687,209		4,355,499
Machinery and equipment		1,049,789		1,141,268		196,985		368,029		392,687		3,148,759
Other		689,680		513,411		899,948		518,105		417,423		3,038,566
Total	Ps.	2,936,500	Ps.	4,123,588	Ps.	3,517,909	Ps.	2,696,240	Ps.	2,527,851	Ps.	15,802,088

(1)	Figures as adjusted as a result of the Extraordinary Review Process and announced on November 30, 2020.
(2)

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

We allocated 88.1% of the total amounts committed under our Master Development Program for the 2020–2024 period to four of our airports: Guadalajara, Puerto Vallarta, Tijuana and Los Cabos.

We expect that the remaining portion of our Master Development Program for the 2020-2024 period will be financed primarily through the debt market in Mexico, subject to our leverage levels and market conditions. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

Acquisition of DCA

On April 20, 2015, we completed a transaction with Abertis for the acquisition of 100% of the shares of DCA for a total of U.S.$192.0 million. We financed 100% of the acquisition of DCA via bridge loans with external sources provided by Scotiabank Inverlat, S.A. (“Scotiabank”) and BBVA Bancomer, S.A. (“BBVA”), which matured in January and February 2021, respectively. In October 2020, we signed two new long term loans agreements, also with Scotiabank and BBVA, for the refinancing of the loans for U.S.$191.0 million. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

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

DCA also held a 14.77% stake in SCL, the operator of the international terminal in Santiago de Chile until September 30, 2015. Upon expiration of the concession to operate the Santiago de Chile airport, those assets were immediately returned to the Chilean government and the new operator. Pursuant to the concession agreement, there is a one-year period after delivery of the concession assets during which the concessionaire remains responsible for any latent defects in those assets. After this period and a subsequent one-year period, SCL shall be liquidated in accordance with Chilean corporate and tax regulations. During 2016, we received dividends and capital reimbursements of Ps.58.9 million. In 2018, we received a capital reimbursement of Ps.10.0 million. Though SCL will no longer have operations, SCL must remain in existence for an additional year after the transfer. After that first year, SCL will remain in existence until its dissolution in accordance with tax regulations in Chile, in spite of this and due to some legal proceedings still pending, we expect to liquidated this subsidiary in December 2023.

MBJA

On April 3, 2003, MBJA entered into a concession agreement with the AAJ pursuant to which the AAJ granted MBJA the right and obligation to refurbish, develop, operate and maintain the Montego Bay International Airport for 30 years from April 12, 2003 (the “MBJA Concession Agreement”). MBJA, as the approved airport operator, is thereby permitted to undertake the functions of the AAJ with respect to the Montego Bay airport and required to provide the airport services set out therein at the Montego Bay airport. The MBJA Concession Agreement is governed by Jamaican law and MBJA cannot assign its rights or obligations under the agreement except with the prior written consent of the AAJ. Under the terms of the MBJA Concession Agreement, MBJA also has certain other obligations to make capital investments. See “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession.”

MBJA made capital investments of U.S.$34.2 million, U.S.$11.7 million and U.S.$9.9 million, in 2018, 2019 and 2020, respectively. In 2020 the capital expenditures were allocated to the expansion of the terminal building and the parking lot, modernization of equipment, such as passengers walkways, fire trucks, among others; as well as the installation of a solar photovoltaic power plant. Estimated committed investments in the Capital Development Program from April 2015 through December 2019 were U.S.$37.9 million. In December 2019, the AAJ approved committed investments of U.S.$111.7 million for MBJA’s Capital Development Program for the 2020-2024 period. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020 so that these investments can begin in June 2021. In the past, MBJA’s investment commitments were funded primarily by bank loans and by cash flows from operations, therefore, MBJA also arranged a U.S.$60.0 million credit facility in 2020 with the Bank of Nova Scotia and Bank of Nova Scotia Jamaica Limited, to partly finance these projects. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”

The following table sets forth our estimated committed investments for 2020 through 2024 under the new Capital Development Program:

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(million)
Montego Bay	U.S.	41.9	U.S.	34.0	U.S.	21.9	U.S.	13.0	U.S.	0.9	U.S.	111.7

At its annual general meeting on March 23, 2017, MBJA’s shareholders approved a dividend payment of U.S.$26.0 million to be distributed pro rata amongst the shareholders. Accordingly on January 22, 2018, MBJA paid dividends of approximately U.S.$19.4 million to DCA. At their annual general meeting on June 12, 2018, MBJA’s shareholders approved a dividend payment of U.S.$30.0 million to be distributed pro rata amongst the shareholders. Accordingly on September 26, 2018, MBJA paid dividends of approximately U.S.$22.4 million to DCA. At their annual general meeting on December 4, 2019, MBJA’s shareholders approved a dividend payment of U.S. $30.0 million. Accordingly on December 16, 2019 MBJA paid dividends of approximately U.S. $22.4 million to DCA. No dividends were declared by MBJA’s shareholders in 2020.

According to the rebalancing petition filed in December 2020, these committed investments could change once the AAJ issues a final decision.

PACKAL

On October 10, 2018, PACKAL entered into a concession agreement with AAJ, with which the authority guaranteed to PACKAL the right to refurbish, develop, operate, and maintain NMIA for a period of 25 years, with a possible extension of 5 years, as of October 10, 2019. In accordance with the terms of the concession agreement, We paid U.S. $7.1 million (U.S. $2.1 million to the International Finance Corporation (“IFC”) and U.S. $5.0 million to the AAJ). PACKAL is obliged to pay the AAJ a concession right of 62.01% of the total aeronautical and commercial revenues. All long-lived assets located in the NMIA are owned by AAJ. Upon the expiration of the term of the concessions agreement granted to us, the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ. In December 2019, the AAJ approved committed investments of U.S.$101.4 million for PACKAL’s Capital Development Program for the 2020-2024 period. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted PACKAL a deferral on its committed investments for 2020 so that these investments can begin in June 2021. These investments will be funded primarily through bank loans and subordinated debt. The following table sets forth our estimated committed investments for 2020 through 2024 under the new Capital Development Program:

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(million)
Kingston	U.S.	16.2	U.S.	28.9	U.S.	34.9	U.S.	8.9	U.S.	12.5	U.S.	101.4

According to the rebalancing petition filed in December 2020, these committed investments could change once the AAJ issues a final decision.

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate twelve international airports in Mexico and two international airports in Jamaica.

Mexican Operations

Our twelve Mexican airports serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations (Puerto Vallarta, Los Cabos, La Paz, and Manzanillo), and a number of mid-sized cities (Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis). Our Mexican airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 31.9 million according to the 2020 national census data from INEGI. All our Mexican airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Our Mexican airports handled 40.5 million, 43.6 million and 25.1 million terminal passengers in 2018, 2019 and 2020 respectively, which we believe places us among the largest private airport operators in the Americas. As of December 31, 2020, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the SCT. According to the SCT’s figures, our commercial aviation passenger traffic accounted for approximately 26.9%, 27.2% and 31.9% of all arriving and departing commercial aviation passengers in Mexico in 2018, 2019 and 2020, respectively. In 2020, our Mexican airports recorded total revenues of Ps.10.2 billion, of which Ps.8.2 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps.2.0 billion corresponds to the improvements to concession assets.

Our Mexican airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2020, ranked as the busiest international route in Mexico by total number of passengers according to the Federal Civil Aviation Agency. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2020, according to the Federal Civil Aviation Agency. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and fifth, respectively, among the busiest domestic routes in Mexico in 2020, according to the Federal Civil Aviation Agency.

Mexico and the United States are party to a bilateral aviation agreement, which went into effect on August 21, 2016. The bilateral agreement provides for an increase in airlines servicing existing routes between Mexico and the United States, as well as the addition of new routes and an increase in the frequency of flights on existing routes. The agreement also grants Mexican airlines the ability to further penetrate international markets. We believe that our business has benefited from and will continue to benefit from this amendment as a result of increased service to Mexican airports by U.S. airlines.

Principal Mexican Airports by Passenger Traffic (2020)

Total Aviation Passengers
(thousands)
Mexico City (1)	21,977
Cancun	12,259
Guadalajara*	8,125
Monterrey	6,317
Tijuana*	4,994
Los Cabos*	3,064
Puerto Vallarta*	2,536
Guanajuato*	1,388
Merida	1,378
Culiacan	1,297

Source: SCT and Company data.

*	Indicates airports operated by us.
(1)	Commercial aviation passengers.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border, but more recently have moved further south to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2020, our Guadalajara and Tijuana airports were Mexico’s third and fourth busiest airports, respectively, in terms of passenger traffic, according to the SCT. In 2018, 2019 and 2020, our Guadalajara and Tijuana airports together represented approximately 54.8%, 54.5% and 57.6% of our Mexican airports’ terminal passenger traffic and 47.4%, 51.4% and 54.3% of our Mexican airports’ total revenues (in 2018, 2019 and 2020 they represented 49.4%, 49.3% and 51.7% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top fifteen countries worldwide in terms of foreign visitors, ranking seventh with approximately 45 million international tourists in 2019, according to the Mexican Ministry of Tourism. As a result of the Covid-19 pandemic, the tourism industry world-wide was severely affected during 2020 with the Mexican Ministry of Tourism reporting approximately 24.3 million international tourists. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural sites, which are served by numerous hotels and resorts. Four of our airports, the Los Cabos, Puerto Vallarta, La Paz, and Manzanillo airports, serve popular Mexican tourist destinations. Of these tourist destinations, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos constituting Mexico’s third most popular international tourist destination and Puerto Vallarta the fourth, in terms of visitors in 2020, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). The Los Cabos and Puerto Vallarta airports attracted approximately 3.1 million and 2.5 million terminal passengers, respectively, in 2020 (5.6 million and 5.1 million terminal passengers, respectively, in 2019). In 2018, 2019 and 2020 our Los Cabos and Puerto Vallarta airports together represented 24.8%, 24.5% and 20.1% of our Mexican airports’ terminal passengers and 32.9%, 30.0% and 28.3% of our Mexican airports’ total revenues (32.0%, 31.5% and 30.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals, where specialized, full service operations are offered to general aviation aircraft, including refueling, cleaning and catering.

The remaining six Mexican airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali, and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes, and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2018, 2019 and 2020, these six airports serving mid-sized cities accounted for approximately 17.7%, 18.3% and 17.5% of our Mexican airports’ terminal passenger traffic and 16.7%, 15.7% and 17.4% of our Mexican airports’ total revenues (16.1%, 16.7% and 18.0% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Of these six airports, Guanajuato has the greatest passenger traffic volume. In 2018, 2019 and 2020, Guanajuato accounted for approximately 5.8%, 6.3% and 5.5% of our Mexican airports’ terminal passenger traffic and 5.6%, 5.8% and 4.8% of our Mexican airports’ total revenues (5.9%, 6.4% and 5.5% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican Operations

Our Montego Bay airport is a full-service international passenger airport, with additional FBO and cargo operations driven by agricultural exports from the island, serving as the primary gateway for international air travel to Jamaica, a major international tourist destination and growing tourism market. In 2020, it was the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. Located in the town of Montego Bay, which is in the geographical center of the tourist corridor between the coastal resort areas of Negril and Ocho Rios where, according to the Jamaican Tourist Board, 88.0% of the island’s hotel capacity is located, the Montego Bay airport facilitates the transit of more than 70.0% of the tourists arriving on the island. In 2020, 1.6 million terminal passengers travelled through the Montego Bay airport, a 65.8% decrease over the previous year, of which 99.0% were international passengers. Of the total passengers in 2020, 74.0% came from the United States, 15.0% came from Canada, 9.0% came from Europe and 2.0% from other countries.

In 2018, 2019 and 2020 respectively, the Montego Bay airport served 4.5 million, 4.7 million and 1.6 million terminal passengers. During 2018, MBJA’s total revenues amounted to Ps.2.5 billion, of which Ps.1.4 billion were from aeronautical revenues, Ps.543.9 million were from non-aeronautical revenues and Ps.546.0 million correspond to improvements to concession assets. During 2019, MBJA’s total revenues amounted to Ps.2.2 billion, of which Ps.1.5 billion were from aeronautical revenues, Ps.585.3 million were from non-aeronautical revenues and Ps.136.3 million correspond to improvements to concession assets. During 2020, MBJA’s total revenues amounted to Ps.1.1 billion, of which Ps.695.8 million were from aeronautical revenues, Ps.327.2 million were from non-aeronautical revenues and Ps.138.8 million correspond to improvements to concession assets.

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

On October 10, 2018, we signed a concession agreement with the government of Jamaica for the operation, modernization, and expansion of NMIA for a period of 25 years. We began operating and managing NMIA in the last quarter of 2019. During 2020, NMIA’s total revenues amounted to Ps.534.5 million, of which Ps.354.4 million were from aeronautical revenues, Ps.128.7 million were from non-aeronautical revenues and Ps.51.4 million correspond to improvements to concession assets.

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

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2018, 2019 and 2020, aeronautical services revenues represented approximately 67.3%, 65.0% and 60.9% respectively, of our total revenues (in 2018, 2019 and 2020 aeronautical services represented 74.9%, 73.7% and 74.7% respectively, of the sum of aeronautical and non-aeronautical revenues). Our aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

In Mexico, all our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation.”

In Jamaica, our revenues from passenger charges, aircraft landing and parking charges, airport security charges and passenger walkway charges are regulated by the JCAA, revenues from car parking charges are set by the MTM and revenues from leasing of space to airlines, complementary services, cargo handling and ground transportation are unregulated. See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

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

Before the opening of Mexico’s airports to private investment, all airports in Mexico had entered into agreements with national and foreign airlines under which the airlines were obligated to collect all passenger charges on behalf of the airports in exchange for being given a period of time in which to reimburse those passenger charges to the airports. The length of the reimbursement period was tied to the interest rate on short-term Mexican treasury bills (CETES), to allow airlines to accumulate interest that would compensate them for the costs they incurred in collecting those passenger charges.

Under passenger charges collection agreements negotiated with our airline customers, which took effect as of November 1, 2009, airlines requesting payment period extensions are obligated to: (i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, it must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than seven days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2018, 2019 and 2020, under the passenger charges collection agreements, we received payments within an average period of 57, 54 and 67 days, respectively.

Passenger charges vary at each of our Mexican airports and depending on whether the destination is national or international. International passenger charges are currently U.S. dollar-denominated but are invoiced and collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso denominated. Because passenger charges for international flights are denominated in U.S. dollars, the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso.

At our Mexican airports in 2018, 2019 and 2020, passenger charges represented approximately 85.4% (domestic passenger charges represented 47.1% and international passenger charges represented 38.3%), 85.5% (domestic passenger charges represented 46.7% and international passenger charges represented 38.9%) and 86.6% (domestic passenger charges represented 47.4% and international passenger charges represented 39.2%), respectively, of our aeronautical services revenues and approximately 59.4% (domestic passenger charges represented 32.8% and international passenger charges represented 26.7%), 55.1% (domestic passenger charges represented 30.1% and international passenger charges represented 25.0%) and 52.6% (domestic passenger charges represented 28.8% and international passenger charges represented 29.6%), respectively, of our total revenues. In 2018, 2019 and 2020 passenger charges represented approximately 64.4% (domestic passenger charges represented 35.5% and international passenger charges represented 28.9%), 63.2% (domestic passenger charges represented 34.5% and international passenger charges represented 28.7%) and 65.5% (domestic passenger charges represented 35.9% and international passenger charges represented 29.6%), respectively, of the sum of aeronautical and non-aeronautical revenues.

In June 2018, we published new rates for passenger charges and other specific tariffs for our twelve Mexican airports. In March 2019, we published updated fees for jet bridges and apron buses. In September 2019, we published rates for passenger charges set in U.S. dollars for five airports (Hermosillo, La Paz, Los Mochis, Mexicali, Tijuana) where rates were previously only set in Mexican pesos. These new rates for passenger charges and other specific tariffs did not change materially compared to those of each prior year, because charges are capped by the Maximum Tariff corresponding to each airport in its Master Development Program for the period.
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

In 2018, 2019 and 2020, passenger charges represented 60.2%, 60.9% and 62.5%, respectively, of MBJA’s aeronautical revenues and 44.0%, 43.9% and 42.5%, respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, passenger charges represented 42.3% of NMIA’s aeronautical revenues and 33.3% of NMIA’s total revenues. In 2020, passenger charges represented 49.2% of NMIA’s aeronautical revenues and 30.1% of NMIA’s total revenues.

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

In 2018, 2019 and 2020, aircraft landing charges represented approximately 8.0%, 7.9% and 6.7%, respectively, of our Mexican airports’ aeronautical revenues and 5.5%, 5.1% and 4.1%, respectively, of our Mexican airports’ total revenues (in 2018, 2019 and 2020, aircraft landing charges represented 6.0%, 5.9% and 5.2%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

In Jamaica, MBJA and NMIA collect landing charges from aircraft operators for landing at the airport. These landing charges are included in the list of charges regulated by the JCAA. Landing charges are paid by each aircraft operator based on each landing aircraft’s maximum takeoff weight and the origin, destination and purpose of the flight.

In 2018, 2019 and 2020, aircraft landing charges represented 9.9%, 9.8% and 11.0% respectively, of MBJA’s aeronautical revenues and 7.1%, 6.6% and 7.5%, respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, aircraft landing charges represented 11.1% of NMIA’s aeronautical revenues and 8.8% of NMIA’s total revenues. In 2020, aircraft landing charges represented 16.1% of NMIA’s aeronautical revenues and 9.9% of total revenues.

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

During 2018, 2019 and 2020 these charges represented 1.9%, 1.8% and 1.7%, respectively, of our Mexican airports’ aeronautical revenues and 1.3%, 1.2%, and 1.1% respectively, of our Mexican airports’ total revenues (in 2018, 2019 and 2020 aircraft parking charges represented 1.4%, 1.4% and 1.5%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Parking Charges in Jamaica

In Jamaica, MBJA and NMIA collect parking charges from aircraft operators in respect of any aircraft remaining on the ground at the airport for a period of five hours or more. Parking charges are calculated based on 24-hour intervals so that any ground stops amounting to five hours or more for the first 24-hour interval may be rounded up to one day. Parking charges are based on aircraft maximum takeoff weights and whether the aircraft is used for commercial, visiting non-commercial or domestic activity.

In 2018, 2019 and 2020, aircraft parking charges represented 0.1%, 0.1% and 0.1%, respectively, of MBJA’s aeronautical revenues and 0.1%, 0.1% and 0.1%, respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, aircraft parking charges represented 6.6% of NMIA’s aeronautical revenues and 5.2% of NMIA’s total revenues. In 2020, aircraft parking charges represented 0.5% of NMIA’s aeronautical revenues and 0.3% of NMIA’s total revenues.

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

The AFAC and the Ministry of Public Security (Secretaría de Seguridad Pública) issue guidelines for airport security in Mexico. In response to the September 11, 2001 terrorist attacks in the United States, we took additional steps to increase security at our airports. At the request of the U.S. Federal Aviation Authority, the Mexican civil aviation authority issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were implemented immediately and for an indefinite period.

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

In 2018, 2019 and 2020, these charges represented approximately 1.2%, 1.2% and 0.8% respectively, of our Mexican airports’ aeronautical services revenues and approximately 0.8%, 0.8% and 0.5% respectively, of our Mexican airports’ total revenues. In 2018, 2019 and 2020, security charges represented 0.9%, 0.9% and 0.6% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

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

In 2018, 2019 and 2020, airport security charges represented 7.9%, 7.9% and 6.9%, respectively, of MBJA’s aeronautical revenues and 5.7%, 5.4% and 4.7% respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, airport security charges represented 23.7% of NMIA’s aeronautical revenues and 18.7% of NMIA’s total revenues. In 2020, airport security charges represented 27.6% of NMIA’s aeronautical revenues and 16.9% of NMIA’s total revenues.

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

Passenger walkways are only available at our Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato and Hermosillo airports. The operation of our passenger walkways and our airport buses is conducted by an independent third party, which also maintains relationships with the airlines for their use of this equipment. Therefore, we receive only recovery of cost revenues associated with the energy usage of the walkways and a per-unit fee for the use of the walkways and airport buses.

During 2018, passenger walkway and airport bus revenues equaled Ps.4.7 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2019, passenger walkway and airport bus revenues equaled Ps.5.7 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2020, passenger walkway and airport bus revenues equaled Ps.3.3 million, or 0.3% of our Mexican airports’ total revenues (0.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger Walkway Charges in Jamaica

At MBJA, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway or loading bridge, which are included in the list of charges regulated by the JCAA. Each airline is billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter.

In 2018, 2019 and 2020 passenger walkway charges represented 2.5%, 2.6% and 2.8% respectively, of MBJA’s aeronautical revenues and 1.9%, 1.7% and 1.9% respectively, of MBJA’s total revenues.

NMIA does not assess passenger walkway charges.

Leasing of Space to Airlines

Leasing of Space to Airlines in Mexico

In addition, we receive regulated revenues from leasing space in our Mexican airports to airlines as needed for their operations, such as the leasing of ticket counters, monitors and back offices.

In 2018, 2019 and 2020, leasing of space to airlines represented approximately 1.8%, 1.7% and 1.5% respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.3%, 1.1% and 0.7%, respectively, of our Mexican airports’ total revenues (in 2018, 2019 and 2020 revenues from leasing of space to airlines represented 1.4%, 1.3% and 1.1% respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

We currently maintain contracts with 45 companies that provide the majority of these complementary services at our twelve Mexican airports. In 2018, 2019 and 2020 revenues from complementary service fees represented approximately 1.3%, 1.8% and 1.7%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 0.9%, 1.1% and 1.1%, respectively of our Mexican airports’ total revenues (in 2018, 2019 and 2020, revenues from complementary service fees represented 1.0%, 1.3%, and 1.3%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Complementary Services in Jamaica

In Jamaica, MBJA and NMIA earn revenues from charging access and other fees to third-party providers of refueling, inflight catering, ground handling and FBO services. Refueling services are provided by a consortium of three companies: Gulf Stream Petroleum SRL (formerly Total), GB Energy and Jamaica Aircraft Refueling Services (JARS). This consortium leases land from MBJA and NMIA on which they constructed an aviation fuel storage facility, and each operator pays MBJA and NMIA a fuel concession fee based on the number of gallons of fuel sold through the airport’s fueling system. Inflight catering is provided by Goddard Catering through an exclusive contract inherited from the AAJ. The three ground handling services companies operating at our Jamaican airports, AJAS, GCG Ground Services (Jamaica) Limited (formerly Jamaica Dispatch) and Eulen America, pay a fee per aircraft and cargo handled as well as a vehicle permit for vehicles accessing the ramp. IAM Jet Centre is the licensed operator for provision of FBO services at MBJA and NMIA. MBJA and NMIA are not required by law to provide complementary services, even if a third party is not providing such services at the airports.

In 2018, 2019 and 2020 revenues from complementary service fees represented 19.4%, 18.7% and 16.7%, respectively, of MBJA’s aeronautical revenues and 14.0%, 12.7% and 11.4%, respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, complementary services represented 9.2% of NMIA’s aeronautical revenues and 7.3% of NMIA’s total revenues. In 2020, revenues from complementary service fees represented 18.7% of NMIA’s aeronautical revenues and 11.5% of NMIA’s total revenues.

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

In 2018, 2019 and 2020, our Mexican airports handled approximately 213.8 thousand, 214.6 thousand and 213.8 thousand metric tons of cargo, respectively. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 76.8%, 75.1% and 77.7% of the cargo handled by our Mexican airports in 2018, 2019 and 2020, respectively.

Cargo Handling in Jamaica

The majority of cargo in our Jamaican airports is belly cargo, or cargo carried on passenger aircraft; there are only two dedicated cargo carriers at the airports, both of which use small aircraft. There are no significant revenues from cargo handling at either our Montego Bay airport or our Kingston airport.

In 2018, 2019 and 2020 the Montego Bay airport handled approximately 7.5 thousand, 7.2 thousand and 3.9 thousand metric tons of cargo, respectively.

From October 10, 2019 through December 31, 2019, NMIA handled 2.4 thousand metric tons of cargo. In 2020 NMIA handled approximately 11.2 thousand metric tons of cargo.

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

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services. The contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services was 25.1% in 2018, 26.3% in 2019 and 25.3% in 2020. We estimate that this contribution will increase as we continue to focus on growing these revenues. Our revenues from non-aeronautical services are principally derived from commercial activities.

Our strategy to increase our commercial revenue is driven by an in-depth analysis and understanding of our market. This strategy includes leveraging brand and consumer behavior studies, careful selection of the best business operators in every segment based on innovative concepts and brand recognition, layout redesigns and modernizations of terminal spaces and research into potential new projects, all of which led to increased sales per passenger.

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

We currently have the following types of commercial activities in each of our airports:

•

Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities, such as first class/VIP lounges, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. Examples of these first class/VIP lounges operated by third parties include the Salon Beyond Banamex and Aeroméxico’s Club Premier in our Guadalajara airport.

•

Retail stores. In recent years, we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo, Guanajuato, Tijuana, Manzanillo, Morelia, La Paz and Montego Bay airports. In 2019, we solicited bids for retailers in our Guadalajara and Puerto Vallarta airports. As a result, new retail spaces began operating in those airports in 2019. In the last quarter of 2019, we solicited bids for retailers in our Guadalajara, Los Cabos, Morelia and Aguascalientes airports. The new retail stores began operations in the second quarter of 2020.

•

Food and beverage services. In 2019, we opened a VIPS branded restaurant and bar at our Hermosillo airport. Two food and beverage units were added to the commercial space at our Guanajuato airport during the first quarter of 2019. Bids for food and beverage services at the international terminal of our Los Cabos airport were solicited during the last quarter of 2019. As a result of the bidding process, a single operator will operate 80% of the commercial spaces for which bids were requested in 2021.

•	Car rentals. In 2019, we solicited bids for the car rental business at our Guanajuato airport. Car rental bids for Aguascalientes, Hermosillo and Tijuana are expected to be conducted in 2021.
•	Timeshare marketing and sales. We receive revenues from timeshare developers to whom we rent space in our Mexican airports for the purpose of marketing and sales of timeshare units.
•

Duty-free stores. We currently have duty-free stores at five of our twelve Mexican airports, located at Los Cabos, Puerto Vallarta, Guanajuato, Guadalajara, Tijuana and at our Montego Bay and Kingston airports, where we have a greater number of international passengers. All of the duty-free stores located in our airports are now operated on leases under which rent is structured primarily as a royalty based on tenants’ revenues, subject to minimum fixed amounts related to square footage. Because the duty-free stores are located at the entrance to the airport’s commercial area, our strategy with regards to the duty-free stores is to optimize passengers’ ability to quickly and easily find desired products and complete their purchase with a high level of service that encourages passengers to shop more. During 2020, we redesigned the main duty-free store at our Los Cabos airport.

•

Communications. We have consolidated all telephone and internet service at our Mexican airports with one provider. We charge the provider a fixed monthly rent in exchange for allowing the provider to install their communications infrastructure in our airports. In Jamaica, two communication companies, Digicel and Flow, provide cellular and fixed line telephone services at our Montego Bay airport and NMIA. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers. All of our airports offer wireless internet service. Beginning in 2019, we began directly offering the Wi-Fi service for our passengers which has since allowed us to begin selling advertising through our wireless internet as of 2020.

•

Financial services. In recent years, we have expanded and modernized the spaces we lease to financial services providers, such as currency exchange bureaus. Additionally, we improved our contracts with Globo Cambio, our principal financial services provider. In 2019, two new exchange offices opened at the Puerto Vallarta and Tijuana airports. In 2020, a currency exchange store at our Puerto Vallarta airport was renovated.

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

We currently operate the following commercial lines directly:

•

Parking facilities. We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at Guadalajara International Airport and Tijuana International Airport. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, in Mexico, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking at certain airports. In Jamaica, car parking facility fees are set by the MTM, however, MBJA has lobbied and continues to press the Jamaican Government to allow car parking fees to be freely set at commercial rates. In recent years, we have invested in the expansion of our parking facilities at several of our airports including our Guanajuato, Mexicali, Guadalajara and Tijuana airports.

•

Advertising. We directly operate the advertising at all of our Mexican airports. Increased domestic and international traffic in our Mexican airports makes third-party investment in advertising media more attractive. The Cross Border Express, or “CBX,” was the main factor for the growth of advertising revenues in Tijuana, which experienced increased traffic as a result. Advertising at our Tijuana airport is expected to continue to grow due to the installation of new advertising spaces. Similarly, the Guanajuato airport continued to grow due to the investment of car manufacturers in the area, making the airport much more attractive for advertising. During 2020, we continued the expansion of digital advertising projects at some of our most important airports, including our Guadalajara, Los Cabos, Puerto Vallarta and Tijuana airports.

•

VIP Lounges. As of the end of 2020, we operated 12 VIP Lounges in nine Mexican airports: one in our Guadalajara airport, two in our Los Cabos airport (Terminal 1 and Terminal 2) and three in our Puerto Vallarta airport (domestic, international and arrivals), and in each of our Aguascalientes, Guanajuato, Hermosillo, La Paz, Tijuana and Mexicali airports. In 2020, we hosted over 350,000 users in the VIP lounges at our Mexican airports, a decrease of 58.0% from 2019. During 2020, our domestic lounge in Guadalajara and our lounges in Aguascalientes, Guanajuato, Los Cabos Terminal 2 and Tijuana increased their capacity by 69% in order to accommodate the passenger growth experienced during 2019. In our Montego Bay airport, a third party operates the sole common use lounge in the arrivals and departures areas, and there are five lounges operated by hotels in the arrivals area. In our Kingston airport, a third party operates the VIP Lounge.

•

Convenience stores. In April 2012, we began operating certain airport convenience stores directly. Due to strong performance, we opened a total of 21 convenience stores across our Mexican airports. In October 2016, we franchised 14 of our Aeromarket stores to Grupo Areas, from which we now receive both a fixed payment and a variable sales-based monthly payment, in addition to a sales-based royalty. This strategic change helped us achieve the same level of profitability with a smaller revenue base as a result of greater operational efficiency. As of December 31, 2020, we operated 11 convenience stores and 55 vending machines across our Mexican airports.

Domestic Passengers in Mexico

Domestic passengers represented approximately 57.8%, 63.9% and 66.9% of our Mexican terminal passenger traffic in 2018, 2019 and 2020, respectively (CBX users at our Tijuana airport were considered international passengers). In addition, we estimate that a significant minority of our international passengers in Mexico are lower-income Mexicans traveling to or from the United States. Based on surveys and studies conducted at our airports to better understand the consumption habits of our passengers, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers do. In order to increase the consumer spending, we have been increasing the brand recognition of commercial spaces and the products they offer, which, based on the surveys and studies we have conducted, we believe is likely to contribute to increased consumption among our domestic passengers and our Mexican international passengers. Partly as a result of the implementation of these strategies, consumer spending per passenger in our Mexican airports increased by 10.7% during 2019 as compared to 2018. During 2020, despite the COVID-19 pandemic, consumer spending per passenger in our Mexican airports increased 11.8% during 2020 as compared to 2019.

Recovery of Costs from Checked Baggage Screening at our Mexican Airports

In 2005, the Mexican government issued a policy letter (carta de política) calling for all checked baggage on all commercial flights to undergo a new comprehensive screening process. The new screening process required the installation of dedicated screening equipment and the manual inspection of baggage if such equipment alerted to the potential presence of prohibited items. Although the Mexican Airport Law expressly provides that airlines bear the responsibility for baggage screening, the fact that the policy letter was silent as to responsibility caused some of our airline customers to contend that the policy letter’s intent was for airport concessionaires, such as us, to bear responsibility for the new screening process. Since the issuance of the policy letter, the Federal Civil Aviation Agency (Agencia Federal de Aviación Civil), or “AFAC,” has been expected to issue implementing regulations. On November 23, 2012, the Mexican civil aviation authority published a recommendation (circular obligatoria) on the SCT website that, instead of modifying the legal responsibilities set forth in the Mexican Airport Law, attempted to facilitate contracts between parties through certain non-binding recommendations regarding issues of responsibility that have been raised by the policy letter. These non-binding recommendations have no legal effect unless incorporated into a valid contract.

Today eleven of our twelve Mexican airports employ baggage screening equipment and an explosives trace detector system is used in our Los Mochis airport. As of December 31, 2020, we have signed agreements to operate the baggage screening equipment with every airline customer, and 99.3% of the passengers travelling through our Mexican airports were using the baggage screening system.

We incur ongoing expenses to maintain and operate this equipment, which we currently recover from our airline customers. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We typically generate approximately 20% to 30% of total revenues from commercial activities. In 2018, 2019 and 2020, revenues from non-aeronautical services in our airports accounted for 25.1%, 26.3% and 25.3% of our total revenues, respectively. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities in our airports by:

•	Redesigning and expanding the space available in our airport terminals allocated to commercial activities:

In order to increase our revenues from commercial activities, we have focused on expanding and redesigning the layout of certain terminals in our Mexican airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports, increasing their exposure to the commercial areas of our airports. In 2018, we added about 6,500 square meters of commercial area, of which 85% was in our Tijuana and Guadalajara airports. During 2019, we improved the commercial layout of our Los Cabos airport. In 2020, we began the refurbishment and expansion of the international boarding lounge of Los Cabos airport. The first stage was to build the food court and the escalator that leads to the remote boarding gates lounge where additional commercial offerings are available. During 2020, we also started the expansion of the terminal in our Montego Bay airport, this expansion is expected to be concluded during the third quarter of 2021 and will include a new food court and a VIP Lounge.

•	Renegotiating agreements with terminal tenants to be more consistent with market practices:

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 89.6% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 98.2% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

•	New project development:

In 2016, we hired HVS Consulting & Valuation, a leading consultant in the hospitality industry, to develop proposals for commercial development at our Guadalajara airport. In order to maximize profitability and based on HVS Consulting & Valuation’s study, we plan to develop a 180-room select-service hotel operated by a third party under a fee agreement. In October 2017, our Board of Directors approved the creation of a new subsidiary, ADP, responsible for the construction and operation of the hotel, corporate offices and commercial spaces for rent at the Guadalajara airport. This project is expected to represent an investment of approximately Ps.450 million. With the operation of these facilities at the Guadalajara airport, we will be able to dedicate an additional 549 square meters for retail and other complementary services and 1,564 square meters for food and beverage to increase our commercial revenues. We estimate that the project will begin operations in 2023.

Recognition of Revenues from Improvements to Concession Assets

We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform as established by the Master Development Programs at our Mexican airports and the Capital Development Program at our Jamaican airports. Revenues represent the value of the exchange between us and the respective governments with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs and the Capital Development Program, and in exchange, the governments grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs and the Capital Development Program should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs and the Capital Development Program are included in the maximum tariffs and regulated charges that we charge our customers. Therefore, we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs and the Capital Development Program. Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

Marketing Activities

We focus our marketing activities, with respect to aeronautical services, on participation in business conferences organized by public organizations, such as the International Air Transport Association, and private organizations, such as the annual “Routes Americas” and “World Routes” conferences organized by United Business Media. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. Additionally, we go through several one-on-one meetings with domestic and international airlines to further discuss specific route opportunities as well as route performance. During 2020, a total of 23 new routes were opened to and from our airports (as compared to 45 new routes during 2019), many of which originated from air service development work during the past decade. The work performed by our commercial department is complemented by several different airline marketing consultants, who provide us with market intelligence and databases in order to better execute our network expansion strategy.

Our Mexican Airports

In 2020, our Mexican airports served a total of approximately 25.1 million terminal passengers. In 2020, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 57.6% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, together accounted for approximately 22.3% of our Mexican airports’ total terminal passenger traffic in 2020. Guanajuato International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.5% of our Mexican airports’ total terminal passenger traffic in 2020.

All of our Mexican airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2018		2019		2020
		(thousands of pesos)
Guadalajara	Ps.	3,621,416	Ps.	3,917,062	Ps.	2,695,364
Tijuana		1,670,337		2,022,396		1,527,606
Los Cabos		1,942,997		2,152,170		1,431,961
Puerto Vallarta		1,487,844		1,639,309		1,042,866
Guanajuato		632,918		764,976		452,459
Hermosillo		389,040		435,076		269,260
Morelia		188,859		210,665		206,285
Mexicali		221,819		261,502		171,652
La Paz		216,304		246,322		150,579
Aguascalientes		212,212		236,386		125,739
Los Mochis		82,006		98,793		59,031
Manzanillo		46,558		50,126		30,934
Total	Ps.	10,712,310	Ps.	12,034,783	Ps.	8,163,736

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2018			2019			2020
	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total
Total Passengers:
Guadalajara	14,351,563	19,288	14,370,851	14,846,329	15,480	14,861,809	8,125,606	13,018	8,138,624
Tijuana	7,835,064	48,794	7,883,858	8,925,873	47,325	8,973,198	6,316,623	2,121	6,318,744
Los Cabos	5,249,039	3,223	5,252,262	5,609,122	3,901	5,613,023	3,064,160	3,212	3,067,372
Puerto Vallarta	4,767,060	5,940	4,773,000	5,051,855	6,335	5,058,190	2,536,120	2,506	2,538,626
Guanajuato	2,338,752	13,853	2,352,605	2,755,807	12,156	2,767,963	1,387,711	3,406	1,391,117
Hermosillo	1,743,754	30,942	1,774,696	1,874,059	19,836	1,893,895	984,225	19,541	1,003,766
Mexicali	1,138,467	6,968	1,145,435	1,198,808	4,357	1,203,165	693,214	3,173	696,387
Morelia	729,606	4,174	733,780	897,754	3,728	901,482	631,323	2,790	634,113
La Paz	926,334	1,423	927,757	1,008,136	2,307	1,010,443	573,137	1,431	574,568
Aguascalientes	868,505	2,674	871,179	858,433	1,127	859,560	475,562	630	476,192
Los Mochis	344,830	8,384	353,214	391,300	9,416	400,716	213,647	6,345	219,992
Manzanillo	172,493	1,187	173,680	174,718	392	175,110	86,247	350	86,597
Total	40,465,467	146,850	40,612,317	43,592,194	126,360	43,718,554	25,087,575	58,523	25,146,098

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2018			2019			2020
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	5,113,419	2,099,518	7,212,937	5,199,715	2,271,994	7,471,709	2,857,244	1,216,066	4,073,310
Tijuana	2,777,045	1,061,145	3,838,190	3,025,408	1,357,161	4,382,569	2,320,083	831,615	3,151,698
Los Cabos	818,495	1,809,390	2,627,885	937,323	1,869,708	2,807,031	607,422	939,310	1,546,732
Puerto Vallarta	781,798	1,609,047	2,390,845	891,549	1,643,729	2,535,278	470,965	823,448	1,294,413
Guanajuato	802,265	370,389	1,172,654	1,015,691	372,192	1,387,883	517,353	180,202	697,555
Hermosillo	816,921	47,146	864,067	879,749	48,247	927,996	454,788	32,137	486,925
Mexicali	457,359	10,042	467,401	579,307	6,067	585,374	336,291	1,874	338,165
Morelia	179,143	188,206	367,349	233,450	218,408	451,858	192,197	122,631	314,828
La Paz	549,569	4,918	554,487	497,589	11,462	509,051	282,536	5,278	287,814
Aguascalientes	323,741	111,871	435,612	303,023	126,612	429,635	173,290	64,007	237,297
Los Mochis	167,691	5,925	173,616	191,012	6,584	197,596	105,911	2,151	108,062
Manzanillo	42,874	42,778	85,652	40,931	45,562	86,493	21,323	22,962	44,285
Total	12,830,320	7,360,375	20,190,695	13,794,747	7,977,726	21,772,473	8,339,403	4,241,681	12,581,084

	Year Ended December 31,
	2018			2019			2020
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	5,200,101	1,938,525	7,138,626	5,296,110	2,078,510	7,374,620	2,910,834	1,141,462	4,052,296
Tijuana	2,724,709	1,272,165	3,996,874	2,954,316	1,588,988	4,543,304	2,344,275	820,650	3,164,925
Los Cabos	853,715	1,767,439	2,621,154	978,406	1,823,685	2,802,091	607,837	909,591	1,517,428
Puerto Vallarta	823,538	1,552,677	2,376,215	947,766	1,568,811	2,516,577	480,571	761,136	1,241,707
Guanajuato	851,986	314,112	1,166,098	1,041,187	326,737	1,367,924	534,113	156,043	690,156
Hermosillo	858,024	21,663	879,687	924,069	21,994	946,063	484,609	12,691	497,300
Mexicali	582,997	983	583,980	612,589	845	613,434	354,610	439	355,049
Morelia	190,081	172,176	362,257	245,372	200,524	445,896	195,120	121,375	316,495
La Paz	457,573	1,360	458,933	497,795	1,290	499,085	284,012	1,311	285,323
Aguascalientes	353,067	79,826	432,893	332,207	96,591	428,798	182,752	55,513	238,265
Los Mochis	170,853	361	171,214	193,362	342	193,704	105,308	277	105,585
Manzanillo	54,335	32,506	86,841	54,413	33,812	88,225	27,815	14,147	41,962
Total	13,120,979	7,153,793	20,274,772	14,077,592	7,742,129	21,819,721	8,511,856	3,994,635	12,506,491

The following table shows the passengers who used the CBX facilities to travel from the United States to Mexico and vice versa, who are reported as international passengers in the Tijuana airport.

	Year ended December 31,
	2018	2019	2020
CBX/Tijuana	1,012,059	1,319,275	819,352
Tijuana/CBX	1,249,411	1,578,628	886,394
Total	2,261,470	2,897,903	1,705,746

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2020:

Capacity by Mexican Airport in 2020

	Peak air traffic movements per hour (1)	Runway capacity (2)
Guadalajara	44	39
Tijuana	20	36
Los Cabos	34	42
Puerto Vallarta	33	38
Hermosillo	17	33
Guanajuato	11	18
La Paz	8	14
Mexicali	6	14
Aguascalientes	7	14
Morelia	7	13
Los Mochis	7	16
Manzanillo	5	17

(1)	Represents the greatest number of air traffic movements in a single hour during the year. Includes commercial and general aviation operations (demand).
(2)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport (1)

	For the year ended December 31,
	2018	2019	2020
Guadalajara	180,347	179,689	123,650
Tijuana	66,662	69,626	60,249
Los Cabos	51,020	51,718	38,742
Puerto Vallarta	56,472	56,526	41,044
Guanajuato	35,953	37,346	20,903
Hermosillo	41,462	40,221	29,981
Mexicali	13,333	11,793	8,315
Morelia	13,876	13,771	9,660
La Paz	18,008	17,436	13,051
Aguascalientes	18,133	16,433	10,008
Los Mochis	10,639	10,991	7,847
Manzanillo	4,923	5,435	4,275
Total	510,828	510,985	367,725

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2018	2019	2020
Guadalajara	79.58	82.62	65.71
Tijuana	117.53	128.20	104.84
Los Cabos	102.88	108.46	79.09
Puerto Vallarta	84.41	89.37	61.79
Guanajuato	65.05	73.79	66.39
Hermosillo	42.06	46.59	32.83
Mexicali	85.39	101.65	83.37
Morelia	52.58	65.19	65.35
La Paz	51.44	57.82	43.92
Aguascalientes	47.90	52.24	47.52
Los Mochis	32.41	35.60	27.23
Manzanillo	35.04	32.15	20.17
Average	79.22	85.31	68.22

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2018	2019	2020
Commercial aviation	382,160	381,065	257,135
Charter aviation	19,996	20,281	18,154
General aviation and other	108,672	109,639	92,436
Total	510,828	510,985	367,725

(1)	Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues.

In 2020, Guadalajara International Airport was the third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2020, it served 8.1 million terminal passengers, accounting for approximately 32.4% of our Mexican airports’ terminal passenger traffic. During 2020, approximately 71.0% of the terminal passengers served were domestic passengers and 29.0% were international passengers. Of the airport’s international passengers, we estimate that a significant portion is Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 5.2 million inhabitants. Guadalajara is Mexico’s second largest city in terms of population and is the capital of the state of Jalisco, the country’s second largest state in terms of population. As a major hub for the Mexican national highway system, the city of Guadalajara is an important center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is an important agricultural producer, making Guadalajara an important center for agricultural commerce. The state is an important contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

A total of fourteen airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus and Aeromexico Group. The main non-Mexican airlines operating at the airport are United, Alaska, American and Delta. Airlines operating at the airport reach 55 destinations. Of these destinations, Mexico City, Tijuana, Cancun and Los Angeles are the most popular.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,000 meters and a full parallel taxiway and the other with a length of 1,800 meters, with a threshold displacement of 300 meters at the runway, which permits a landing distance of 1,500 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (“ILS”) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 73,000 square meters, as well as parking facilities consisting of an additional 68,000 square meters. The general aviation building has an additional 975 square meters. The commercial terminal has 31 gates and 37 remote boarding positions. Of the international gates, four have air bridges, and of the domestic gates, eight have air bridges. In 2020, approximately 161.6 thousand metric tons of cargo were transported through the airport.

In 2020, we began a multi-year air-side infrastructure expansion which includes the construction of a second runway and corresponding taxiways. This expansion will increase our runway capacity for the airport from 39 to 52 movements per hour. The first phase of the plan includes the construction of more than 97,000 square meters of taxiways, including the expansion of taxiway A and additional taxiways to access the new general aviation apron.

We have also continued to take significant steps to modernize and expand Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s main commercial terminal, including the modernization of restrooms, hallways and gate areas. In 2018, approximately 3,000 square meters of new commercial space was added, including 1,200 square meters to be used by Areas, S.A. for its concepts and the rest of the space including brands such as Gandhi, Tous, Swarovski, Charros, Marissa, among others. During 2019, we completed the expansion of the main terminal by adding an additional 3,200 square meters and renovated an additional 3,000 square meters. In 2020, the commercial offerings of the domestic gates were expanded to include domestic brands. During 2020, we also redesigned the layout of the international boarding lounge. This new layout also includes a food and beverage unit located on the terrace, where passengers will be able to be outdoors while they wait to board their flight. This refurbishment will begin during the fourth quarter of the 2021.

We directly operate one VIP lounge in the Guadalajara airport in the domestic departures area. In 2020, we added 783 square meters of space to this VIP lounge.

In 2019 we started the executive design of a new mixed-use development; this new area will include an expansion of the existing terminal building, new commercial areas, an office tower with 9,500 square meters of gross leasable area and a business class hotel with 180 keys. We also began the conceptual design of a new terminal with almost 100,000 square meters.

During 2018, we began expansion of the parking facilities at our Guadalajara airport, increasing capacity by 26%. This expansion was concluded in 2020.

In 2020, approximately 22.0% of the sum of our aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues.

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

Tijuana International Airport

Tijuana International Airport is our second most important Mexican airport in terms of passenger traffic and air traffic movements, and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Tijuana International Airport was the fourth busiest airport in Mexico in terms of commercial aviation traffic, according to the SCT. In 2020, it served a total of 6.3 million terminal passengers, accounting for approximately 25.2% of our Mexican airports’ terminal passenger traffic. Approximately 99.8% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States for Mexican and American travelers, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including the municipalities of Ensenada, Tecate and Rosarito. With a population of approximately 1.9 million, Tijuana is the largest city in the state. Currently, the state of Baja California is the second largest maquiladora center in Mexico, according to INEGI data on workforce by industry. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (which is located approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

In December 2015, we inaugurated the international bridge between our Tijuana airport and the U.S. border, or CBX. This bridge allows passengers to cross directly to the United States using a pathway between the airport and the international border, facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana, and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located in the Tijuana airport, and the corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility is limited to passengers traveling through the airport upon presentation of a boarding pass but is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger charges. Passengers using the bridge from or to Tijuana may also be subject to toll charges levied by Otay-Tijuana Venture, L.L.C. (“OTV”), the bridge operator on the U.S. side. We estimate that up to 45% of Tijuana’s passengers have a final destination or origin in the U.S., and consequently a significant portion of the passengers at the airport are users of the CBX. Due to its convenience for U.S. residents in the area, the CBX is also increasing the overall number of passengers using the airport. During 2020, the CBX served 1.7 million passengers, approximately 27.0% of the Tijuana airport’s total passengers. For more information see “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

A total of six airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus and Aeromexico Group. Airlines operating at this airport provide service to 36 destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular.

Tijuana International Airport currently operates seventeen hours daily between the hours of 7:00 a.m. and 12:00 a.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,959 meters and a full parallel taxiway. The runway capacity at this airport is 36 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. It has 21 gates serving both domestic and international travelers and eight remote boarding positions. Of the 21 gates, twelve have air bridges. In 2020, approximately 28.3 thousand metric tons of cargo were transported through the airport.

During 2019, we began construction of a new terminal processor building with more than 40,000 square meters, which is an increase of 82% as compared to current facilities. This new terminal building will increase the airport’s capacity and facilitate the flow of the Tijuana International Airport passengers who cross the border between United States and Mexico using the CBX. The new terminal has 10 security filters, 32 check-in counters and 2 remote boarding gates. We concluded the expansion of the commercial aviation apron with more than 34,000 square meters (366,000 square feet) representing an increase of 82% and 3 new aircraft parking stands for remote operations (increase of 15%), and pavement renovations of the main taxiway A with more than 60,000 square meters (645,000 square feet). This new terminal has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and will maintain separate passenger flows for domestic and international passengers. This expansion will be executed according to a multi-year plan and is expected to be completed in 2022.

During 2018, we awarded bids for 25 new retail spaces and thirteen food and beverage spaces, totalling 729 and 2,700 square meters, respectively. At the end of 2018, 70% of the new commercial space began operating with brands such as Panda Express, Domino’s Pizza and Johnny Rockets. The rest of this space was in operation by the second quarter of 2019. During 2019 we performed a complete refurbishment of the land side food court and all the commercial units for which bids were received and began operating.

During 2018, we also solicited bids for the rent-a-car modules and obtained a significant revenue increase compared to the previous contracts. A new model office was built in order to standardize the image of the car rental facilities within the terminal.

In addition, during 2020, we began an expansion of the Tijuana airport parking facilities. The expansion began at the pension parking lot and is expected to conclude during the next two years with the public parking lot.

In 2020, approximately 22.0% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

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

Los Cabos International Airport

Los Cabos International Airport is our third most important Mexican airport in terms of passenger traffic, fourth in terms of air traffic movements and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2020, it served 3.1 million terminal passengers, accounting for approximately 12.2% of our Mexican airports’ terminal passenger traffic of whom approximately 60.3% were international passengers.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. According to the Mexican Ministry of Tourism, 1.85 million international tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2020. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of sixteen airlines operate at the airport, of which the principal airlines are American, Alaska, United, Southwest and Volaris. Airlines operating at this airport provide service to 47 destinations. Of these destinations, Mexico City, Los Angeles, Guadalajara and Dallas are the most popular. In addition to these routes, Los Cabos receives flights from the John F. Kennedy International Airport operated by American Airlines and Delta Airlines.

Los Cabos International Airport currently operates eleven hours daily between 7:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,004 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 42 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters and Terminal 2 occupies approximately 38,000 square meters. In addition, the airport has a general aviation and an FBO terminal. The airport has 22 gates (eight in Terminal 1 and fourteen in Terminal 2), including four gates with air bridges, and eighteen remote boarding positions.

During 2020, we continued the renovation and expansion of Terminals 3 and 2. The main objective of this expansion is to consolidate both buildings into one terminal, increasing the airport capacity and maximizing commercial areas. The expansion will increase the terminal area by more than 19,500 square meters which represents an increase of 37.0%, and we will renovate more than 15,000 square meters. We will also add 10 remote boarding gates and 5 new boarding gates with passenger boarding bridges. The expansion plan will also increase space for security filters, boarding lounges, immigration and baggage-claim areas, among other areas of the terminal-building complex. These construction projects are expected to be completed in 2022.

We operate approximately 2,000 square meters of commercial space at the Los Cabos International Airport; this space includes two VIP lounges and five convenience stores. To create a better experience for our domestic passengers, we finished the construction of a 280 square meter beer garden at the domestic terminal. The new bar brings more options to the food and beverage services for this terminal.

During 2019, we redesigned the commercial layout of the international terminal to maximize sales per passenger through a new commercial mix. This process will take until 2021 to complete. During 2019, we solicited bids for ten food and beverage service commercial units with a total surface of 1,941 square meters. As a result of the selection process, brands such as Panda Express, Subway, Sbarro, Carl's Junior, Pacific Grill, Tequila Patron, STK, The Coffee Bean and Starbucks were incorporated, increasing the food and beverage area by 40%. We expect to request retail bids during the second quarter of 2021.

In 2020, approximately 32.2% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues (of which 94.1% came from commercial activities, the highest such percentage among our airports).

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important Mexican airport in terms of passenger traffic, third in air traffic movements and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2020, it served 2.5 million terminal passengers, accounting for 10.1% of our Mexican airports’ terminal passenger traffic. During 2020, 62.5% of these terminal passengers were international passengers and 37.5% were domestic passengers.

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

A total of 16 airlines operate at the airport, of which the principal airlines are American, United, Alaska, Volaris and VivaAerobus. Airlines operating at this airport provide service to 51 destinations. Of these destinations, the most popular are Mexico City, Los Angeles, Monterrey and Dallas.

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,105 meters as well as a parallel taxiway. The runway capacity at this airport is 37 air traffic movements per hour. This airport has one main commercial terminal, an

FBO terminal and a general aviation building. The airport has 19 gates, of which five serve domestic flights and 14 serve international flights, nine remote boarding positions and 11 air bridges.

Puerto Vallarta Airport is undergoing taxiways, runway and apron pavement renovation. This renovation will be completed in accordance with a multi-year plan and is expected to be completed in 2022.

In 2020, approximately 25.5% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues (of which 91.7% came from commercial activities).

Guanajuato International Airport

Guanajuato International Airport is our fifth most important Mexican airport in terms of passenger traffic, sixth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Guanajuato International Airport was the eighth busiest airports in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2020, it served 1.4 million terminal passengers, accounting for approximately 5.5% of our Mexican airports’ terminal passenger traffic. During 2020, approximately 75.8% of the terminal passengers served were domestic passengers.

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

Approximately 830 metric tons of cargo passed through the airport in 2020.

A total of seven airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus, Aeromexico Group, and United Airlines operating at this airport provide service to 17 destinations. Of these destinations Tijuana, Mexico City and Cancun are the most popular.

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

New commercial areas and an expanded VIP Lounge began operations in 2020.

During 2019, we expanded our Guanajuato airport parking facilities by 35%.

In 2020, approximately 25.2% of the sum of our aeronautical and non-aeronautical revenues generated at Guanajuato International Airport was derived from non-aeronautical revenues.

Hermosillo International Airport

Hermosillo International Airport is our sixth most important Mexican airport in terms of passenger traffic, fifth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Hermosillo International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2020, it served approximately 1.0 million terminal passengers, accounting for approximately 3.9% of our Mexican airports’ terminal passenger traffic. During 2020, approximately 95.4% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately thirteen kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 10.1 thousand metric tons of cargo passed through the airport in 2020. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

A total of seven airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus and Aeromexico Group. Airlines operating at this airport provide service to 15 destinations. Of these destinations, Mexico City, Guadalajara, Monterrey and Tijuana are the most popular.

Hermosillo International Airport operates 18 hours daily between 6:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other, a private aircraft runway that is not currently operating due to commercial considerations, with a length of 1,100 meters. Runway capacity at this airport is 33 air traffic movements per hour. The airport has nine gates and ten remote boarding positions and includes both a commercial aviation building and a general aviation building for small private aircraft.

As part of our business strategy, in recent years we changed the profile and category of services of almost all of the stores at Hermosillo International Airport to stores with greater brand recognition. In 2019, we solicited bids for a new restaurant with approximately 200 square meters of surface area located in the waiting lounge, beginning operations in 2019. During 2020, a contract for federal access and a 780 square meter hangar was awarded to the courier company, Estafeta.

In 2020, approximately 24.0% of the sum of our aeronautical and non-aeronautical revenues generated at Hermosillo International Airport was derived from non-aeronautical revenues.

Mexicali International Airport

Mexicali International Airport is our seventh most important Mexican airport in terms of passenger traffic, tenth in terms of air traffic movements and eighth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Mexicali International Airport was the seventeenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. In 2020, it served 0.7 million terminal passengers, accounting for approximately 2.8% of our Mexican airports’ terminal passenger traffic.

During 2020, approximately 99.7 % of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of four airlines operate at the airport, of which the principal airlines are Volaris and Aeromexico Group. Airlines operating at this airport provide service to seven destinations. Of these destinations, Guadalajara, Mexico City, and Culiacan are the most popular.

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

During 2018, we completed a 1,200 square meters expansion of the terminal building, adding two new boarding gates (increasing from two to four) and, expanding the baggage claim area, including the installation of a new baggage carousel (increasing from two to three). We also completed a 1,600-square-meter renovation in the check-in area and the ambulatory area. A “gastro pub” restaurant (called Gastro Hub) of approximately 185 square meters, began operations. Car rental services began operating at the Mexicali airport during the first quarter of 2019, as a result of the bid release.

During 2019, we concluded the expansion of the parking facilities at our Mexicali airport. The expansion increased existing facilities by 82%.

In 2020, approximately 24.9% of the sum of our aeronautical and non-aeronautical revenues generated at Mexicali International Airport was derived from non-aeronautical revenues.

Morelia International Airport

Morelia International Airport is our eighth most important Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and seventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Morelia International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2020, it served 631.3 thousand terminal passengers, accounting for approximately 2.5% of our Mexican airports’ terminal passenger traffic. During 2020, approximately 61.4% of the terminal passengers served by this airport were domestic passengers.

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

A total of six airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus and American. Airlines operating at this airport provide service to twelve destinations. Of these destinations, Tijuana, Chicago Midway and Dallas Fort-Worth are the most popular.

Morelia International Airport operates 24 hours a day. The airport has one runway with a length of 3,408 meters and a single main terminal building. The runway capacity at this airport is 14 air traffic movements per hour. The airport has four gates and eight remote boarding positions.

In 2019, we concluded a terminal expansion and renovation which increased the boarding lounge by 200 square meters, added two boarding gates, and included a renovated and expanded security checkpoint with additional security lines, X-ray equipment and waiting areas. The commercial area grew by 16% in 2019 as compared with 2018. During 2019, bids were requested for the operation of a commercial space at the airport. During the first quarter of 2020, a regional brand that commercializes candies and souvenirs was awarded. The company began operations during the second quarter of 2020. In addition, a food and beverage unit began operations during the first quarter 2020, after being refurbished due to the expansion of the boarding lounge.

In 2020, approximately 14.6% of the sum of our aeronautical and non-aeronautical revenues generated at Morelia International Airport was derived from non-aeronautical revenues.

La Paz International Airport

La Paz International Airport is our ninth most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, La Paz International Airport was the twenty first busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2020, it served 573.1 thousand terminal passengers, accounting for approximately 2.3% of our Mexican airports’ terminal passenger traffic. During 2020, approximately 98.9% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

A total of five airlines operate at the airport, of which the principal airlines are Volaris, Calafia Airlines and Aeromexico Group. Airlines operating at this airport provide service to 16 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

La Paz International Airport operates sixteen hours daily between 7:00 a.m. and 11:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,500 meters in length and a single main commercial terminal. The runway capacity at this airport is 15 air traffic movements per hour. It also has four gates and nine remote boarding positions. During 2020, we completed phase 2 of the runway renovation at La Paz International Airport.

During 2019 we opened a new 70 square meter VIP Lounge.

In 2020, approximately 18.4% of the sum of our aeronautical and non-aeronautical revenues generated at La Paz International Airport was derived from non-aeronautical revenues.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important Mexican airport in terms of passenger traffic, eighth in air traffic movements and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Aguascalientes International Airport was the twenty third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2020, it served 475.6 thousand terminal passengers, accounting for approximately 1.9% of our Mexican airports’ terminal passenger traffic. During 2020, approximately 74.9% of the terminal passengers served were domestic passengers. Because the airport passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

A total of six airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group and American. Airlines operating at this airport provide service to eight destinations. Of these destinations Mexico City, Tijuana, Cancun and Dallas are the most popular.

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

In 2019, we concluded the terminal expansion and renovation. The project increased the boarding lounge capacity and surface area, with two additional boarding gates, and included a renovated security checkpoint. In 2020, the commercial area increased by 27% compared with 2019, and we opened a new VIP Lounge with 1,300 square meters of space. During 2020, we completed the runway renovation at Aguascalientes International Airport.

In 2020, approximately 26.5% of the sum of our aeronautical and non-aeronautical revenues generated at Aguascalientes International Airport was derived from non-aeronautical revenues.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Los Mochis International Airport was the fortieth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2020, it served 213.6 thousand terminal passengers, accounting for approximately 0.9% of our Mexican airports’ terminal passenger traffic. During 2020, approximately 98.9% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

In 2020, approximately 21.0% of the sum of our aeronautical and non-aeronautical revenues generated at Los Mochis International Airport was derived from non-aeronautical revenues.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2020, Manzanillo International Airport was the forty fifth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. During 2020, the airport served 86.2 thousand terminal passengers, accounting for approximately 0.3% of our Mexican airports’ terminal passenger traffic. During 2020, approximately 57.0% of the terminal passengers served were domestic passengers and 43.0% were international passengers.

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

A total of six airlines operate at this airport, of which the principal airlines are Aeromexico Group and Alaska Airlines. Some of the other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City and Los Angeles and Calgary.

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

During 2019, in order to improve the passenger experience, we opened a new restaurant in the waiting lounge with approximately 150 square meters of surface area. During 2020, a commercial contract for handcraft and local souvenirs was awarded to an organization of Mexican artisans, increasing the retail/commercial offer of the terminal considerably.

In 2020, approximately 28.9% of the sum of our aeronautical and non-aeronautical revenues generated at Manzanillo International Airport was derived from non-aeronautical revenues.

Montego Bay International Airport

The Montego Bay International Airport is Jamaica’s main tourist airport. In 2020, the Montego Bay airport served 1.6 million terminal passengers, making it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2020, 99.9% of the terminal passengers served were international passengers. Of the total passengers in 2020, 73.8% came from the United States, 15.5% came from Canada, 8.9% came from Europe and 1.9% from other countries.

Montego Bay International Airport serves as the primary gateway for international air travel to Jamaica, a major international tourist destination, by facilitating the transit of more than 70.0% of the tourists arriving on the island. In recent years, passenger traffic at Montego Bay International Airport has grown in conjunction with the increased traffic overall at the Kingston airport, which services mostly business and other traffic. The Jamaican government has discussed plans to build a third international commercial airport, most likely on the southern coast at Vernamfield, to meet the long-term requirements for the growth of air transport, which may impact passenger traffic in the medium and long term at the Montego Bay and Kingston airports. Because the Montego and Kingston airports serve different demands and we do not expect the Jamaican government’s Vernamfield airport plan to be executed in the immediate future, we expect passenger traffic at our Montego Bay airport to grow.

A total of 34 international airlines operate at the airport, providing year-round and seasonal services. Our principal airlines are American Airlines, Southwest Airlines, Delta Airlines, and JetBlue. Airlines serving the Montego Bay airport provide service from over 60 airport destinations. Of these, Toronto, Charlotte, New York, Atlanta and Ft. Lauderdale are the most popular.

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

During the fourth quarter of 2019, bids for 29 commercial units were requested. The refurbishment represented an increase of 48% over the usable commercial square meters. During 2020, the duty-free contract was renegotiated. The main duty-free store will be expanded and totally refurbished to start operations during the fourth quarter of 2021.

The following table sets forth revenues, passenger traffic and air traffic movement data for the Montego Bay airport in 2018, 2019 and 2020:

	January 1 to December 31, 2018		January 1 to December 31, 2019		January 1 to December 31, 2020
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	1,963,552	Ps.	2,097,489	Ps.	1,023,037
Passenger Traffic (in thousands):
Terminal passengers		4,483		4,690		1,611
International passengers		4,474		4,681		1,610
Domestic passengers		9		9		1
Transit passengers		55		59		14
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		21		21		10
Runway capacity (3)		33		33		33
Total air traffic movements (in thousands):		41		43		19
Commercial aviation		30		34		15
Charter aviation		2		0		0
General aviation and other		9		9		4
Average passengers per air traffic movement		109		110		85

(1)	Includes departures and landings.
(2)	Includes commercial and general aviation operations (demand).
(3)	Air traffic movements per hour (capacity).

In 2018, 2019 and 2020, approximately 7.5 thousand, 7.2 thousand and 3.9 thousand metric tons of cargo, respectively, were transported through the airport.

Third parties operate a total of seven lounges in the Montego Bay airport five hotel lounges and one general lounge in the arrivals area and one general lounge in the departures area. In 2018, the general pay per use passenger lounge operated by Club Mobay was expanded by 245 square meters and now covers 1,580 square meters with a capacity of 399 seats.

Kingston International Airport

On October 10, 2019, we took control and began to operate NMIA in the city of Kingston, Jamaica. As a result of our taking over control of NMIA through our subsidiary, PACKAL, our summary consolidated financial and operating information for the fiscal year ended December 31, 2019 includes the consolidation of PACKAL financial and operating information for the period from October 10 to December 31, 2019. Therefore, financial and operating information related to the Kingston airport for the fiscal year ended December 31, 2019 may not be directly comparable with financial and operating information for our Mexican airports for 2019 or for prior and future fiscal years.

The passenger profile of the Kingston International Airport is business and Visiting Friends and Relatives (“VFR”). In 2020, the Kingston airport served 624.9 thousand terminal passengers, making it the seventh busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International.

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

	October 10 to December 31, 2019		January 1 to December 31, 2020
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	179,744	Ps.	483,133
Passenger Traffic (in thousands):
Terminal passengers		408.7		629.4
International passengers		405.5		628.0
Domestic passengers		3.2		1.4
Transit passengers		2.9		2.9
Air Traffic Movements (1) :		4,933		11,436
Peak air traffic movements per hour (2)		13		9
Runway capacity (3)		40		40
Total air traffic movements (in thousands):
Commercial aviation		3,726		7,190
Charter aviation		584		1,909
General aviation and other		623		2,337
Average passengers per air traffic movement		82.9		55.0

(1)	Includes departures and landings.
(2)	Includes commercial and general aviation operations (demand).
(3)	Air traffic movements per hour (capacity).

Non-Airport Subsidiaries

As a holding company, we manage each of our fourteen airports through an operating subsidiary. In addition to these airport subsidiaries, we also have three employee service companies as operating subsidiaries. Our employee service companies, which provide specialized services for our airports, are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”) and (iii) Puerta Cero Parking, S.A. de C.V. (“PCP”), and (iv) Aerocomercializadora del Pacífico, S.A. de C.V. (“ADP”). We also have a non-profit foundation, Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

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
•

As part of the privatization plan that was implemented by the Mexican government in 1998, our strategic shareholder has the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement and a shareholders’ agreement. As a result of the participation agreement requirement, we entered into a technical assistance agreement with AMP. The agreement which was renewed for an additional five-year period on August 25, 2019. Under this agreement, AMP receives an annual fee to provide SIAP with consulting services and technological and industry knowledge and expertise to manage our airports. SIAP charges our subsidiaries a technical assistance fee, which is then used to pay AMP. The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. See also “Item 5, Operating and Financial Review and Prospects – Operating Costs – Technical Assistance Fee”); and

•	SIAP employs non-unionized personnel to perform services at our airports according to their capabilities and expertise and collects fees on a monthly basis for the services rendered.

CORSA

CORSA was incorporated as a subsidiary on November 8, 2007 and began operations in January 2008. CORSA employs unionized personnel to perform services at our airports according to their capabilities and expertise and collects fees on a monthly basis for the services rendered.

PCP

PCP was incorporated as a subsidiary on November 28, 2007 and began operations in January 2008. PCP provides operating and administrative services for airport parking lots. PCP employs both unionized and non-unionized personnel and collects fees on a monthly basis for the services rendered.

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

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2020, 19 international airlines and seven Mexican airlines operated passenger flights at our twelve Mexican airports. Volaris is our principal airline customer in terms of total passengers at our Mexican and airports, with VivaAerobus and Aeromexico Group accounting for the second and third largest number of total passengers. In 2018, 2019 and 2020 revenues from Volaris and the passengers it moved through our airports totaled Ps.2,694.1 million, Ps.3,270.9 million and Ps.2,620.9 million, respectively, of which Ps.2,429.1 million, Ps.2,963.3 million and Ps.2,386.3 million, respectively, were paid to the airports in the form of passenger charges, representing 22.7%, 24.6% and 24.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2018, 2019 and 2020. Revenues from VivaAerobus and the passengers they moved through our airports were Ps.662.6 million, Ps.737.4 million and Ps.721.5 million, in 2018, 2019 and 2020, respectively, of which Ps.605.7 million, Ps.672.3 million and Ps.661.0 million, respectively, were paid to the airports in the form of passenger charges. Such passenger charges represented 5.7%, 5.6% and 8.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2018, 2019 and 2020. Revenues from the Aeromexico Group and the passengers it moved through our airports were Ps.1,161.0 million, Ps.1,095.7 million and Ps.627.9 million, during 2018, 2019 and 2020, respectively, of which Ps.1,028.8 million, Ps.975.5 million and Ps.556.1 million, respectively, were paid to the airports for the passengers they moved in the form of passengers charges, representing 9.6%, 8.1% and 5.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2018, 2019 and 2020.

In 2018, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.295.3 million, of which Ps.162.9 million was paid to MBJA in the form of passenger charges. In 2019, revenues from American Airlines and the passengers it moved through the Montego Bay airport totals Ps.275.9 million, of which Ps.186.6 million was paid to MBJA in the form of passenger charges. In 2020, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.153.1 million, of which Ps.104.5 million was paid to MBJA in the form of passenger charges. In 2018, 2019 and 2020, revenues from American Airlines and its passengers represented 14.7%, 8.9% and 6.9%, respectively, of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. In 2018, 2019 and 2020 passenger charges collected by American Airlines at MBJA accounted for 1.2%, 1.1% and 0.9%, respectively, of total revenues in our airports (1.3%, 1.3% and 1.1% respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2018, 2019 and 2020).

In 2020, revenues from JetBlue Airways Corporation and the passengers it moved through the Kingston airport totaled Ps.90.5 million, of which Ps.83.4 million was paid to NMIA in the form of passenger charges. In 2020, revenues from JetBlue Airways Corporation and its passengers represented 18.7% of the sum of aeronautical and non-aeronautical revenues for the Kingston airport. However, passenger charges from JetBlue Airways Corporation do not represent a significant portion of our total revenues across all our airports.

See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19.”

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

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services: Aveespress, S.A. de C.V., Menzies Aviation, S.A. de C.V. and Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group), which provided Ps.26.5 million, Ps.24.1 million and Ps.18.1 million in revenues, respectively, each in the form of access fees, in 2020. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.8.6 million and Ps.2.8 million of revenues in the form of access fees in 2020.

We receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales.

Principal Non-Aeronautical Services Customers

As of December 31, 2020, we were party to approximately 1,266 contracts – 9% more than the 1,158 contracts we were party to as of December 31, 2019 – with providers of commercial services in the commercial spaces in our Mexican airports, including retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information and promotion services. The increase in the number of contracts is due to the consolidation of the Kingston airport and the expansion of commercial areas at our Mexican airports, including new segments such as ground transportation and cargo. During 2020, we provided certain discounts and benefits to our tenants due to the pandemic in order to provide them with liquidity to restart their operation after the lockdowns.

In 2020, our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps.177.7 million in revenues for 2020 compared to Ps.306.7 million in 2019), Priority Pass, Inc. (VIP Lounge; Ps.137.4 million in revenues for 2020 compared to Ps.262.2 million in 2019), Aerocomidas, S.A. de C.V. (food and beverages; Ps.81.5 million in revenues for 2020 compared to Ps.138.7 million in 2019), and Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental Ps.69.7 million in revenues for 2020 compared to Ps.83.9 million in 2019). In Jamaica, MBJA’s largest commercial customer in terms of revenues paid to MBJA were Express Catering (food and beverages; U.S.$4.4 million in revenue for 2020, compared to U.S.$3.4 million in 2019) and VIP Attractions Limited (passenger lounge; U.S.$1.6 million in revenue for 2020, compared to U.S.$0.9 million in 2019). NMIA’s largest commercial customer in terms of revenues paid to NMIA were TM Traders Limited (duty-free; U.S.$1.6 million in revenue for 2020) and Island Car Rental Limited (car rental; U.S.$0.3 million in revenue for 2020).

Seasonality

Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, terrorism or threat of terrorism, weather, air traffic control delays, health crises and general economic conditions, as well as the other factors discussed above. As a result, our results of operations for a quarterly period are not necessarily indicative of results of operations for an entire year, and historical results of operations are not necessarily indicative of future results of operations.

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

For instance, our Los Cabos airport may experience greater competition in the future from a small private airport near Cabo San Lucas, which received a permit to operate public service in March 2008 from the SCT. On November 4, 2009, this airport received authorization to operate regular commercial routes for domestic and international flights. Consequently, we implemented commercial strategies to improve our level of service to ensure that we remain the best airport option for airlines serving the San Jose del Cabo and Cabo San Lucas corridor. Also, to serve the private aviation market, we started operations at our new state-of-the-art Fixed Base of Operations in the Los Cabos airport. This allowed us to increase our capacity, and we redesigned our fee structure to make our service the most attractive in the region.

In 2014, the federal government announced plans to alleviate congestion at the Mexico City International Airport by building a new international airport in Texcoco with double the capacity of the current airport. In January 2019 it was cancelled the construction of the Texcoco airport project and were announced plans to replace it with two different airport infrastructure projects. Specifically, the Mexican administration announced that it would seek to alleviate congestion at the existing airport by (i) converting a military air force base located in

San Lucia, approximately 40 kilometers (24.9 miles) outside of Mexico City, into a commercial airport and (ii) expanding the Toluca International Airport, which is approximately 60 kilometers (37.3 miles) outside of Mexico City. There is still uncertainty about whether or when these renovations will be completed and what impact congestion may have on the existing Mexico City International Airport. The timing and capacity expansion of the airport may impact our operations in the future.

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

All of our airports in Mexico are certified under the ISO 9001:2015.

Additionally, our Master Development Programs approved for the 2020-2024 period included measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation; (ii) improvements to residual water treatment plants; and (iii) storage of hazardous and other special wastes. In 2018, 2019 and 2020 we invested Ps.37.0 million, Ps.19.2 million and Ps.27.5 million, respectively, in these projects.

In 2015, we established the following objectives for our environmental programs: (i) to reduce consumption of water per passenger; (ii) to increase the use of treated residual water; and (iii) to maintain our electricity consumption levels. The following table sets forth certain performance indicators tracked by our environmental management systems.

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31,
	2018	2019	2020
Water consumption (in liters per passenger)	15.2	16.4	22.9
Energy consumption (in kilowatt hours per passenger)	1.9	1.9	2.7
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger) (1)	1.01	1.03	1.38
Hazardous waste generation (in kilograms per passenger)	0.0004	0.0003	0.0003
Special waste generation (in kilograms per passenger)	0.13	0.16	0.21

(1)	2020 figures calculated with the Emission Factor published by SEMARNAT for CFE electricity generation in 2015.

Due to the decrease in passenger traffic, indicators look higher than in previous years on a per passenger basis, we expect these will normalize once passenger traffic increases at our airports in line with previous years.

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

PACKAL’s policy guides business planning across departments to facilitate compliance with local regulations and represents PACKAL’s commitment to integrating environmental management measures into planning, design, construction and operation of the airport. The policy prescribes actions for the mitigation of the environmental impacts of PACKAL’s operations and includes management plans for fuel and other hazardous materials storage, wastewater treatment plant, preexisting contaminated sites, solid waste, aviation noise, air quality and wildlife hazard. PACKAL’s Policy is managed by the Environment and Quality Manager.

PACKAL continues to assess its environmental performance through independent audits and investigations with the goal of implementing practical recommendations to ensure continued improvement in its environmental performance and stewardship.

Solar energy

In 2020, GAP installed 14 “carport” solar systems at parking lots in 11 of our 12 Mexican airports, with a total capacity to produce 14.3 MWH per year for consumption by our airports. This output represents approximately 22% of total consumption of these 11 airports and represents a reduction of approximately 7,000 tons of carbon dioxide (“CO2”) per year. During 2020, four airports (Guadalajara, Guanajuato, Los Mochis and Manzanillo) began producing electricity through these solar systems. We anticipate that during the first quarter of 2021, the other seven airports will start to produce energy. The solar carport systems represent a major sustainable action to benefit the environment.

A 1.0 MWH solar photovoltaic plant has been installed in Montego Bay airport on the rooftop of the terminal and will start generation in early 2021. We also have plans to install carports in our parking lots to add 2.0 MWH during 2021.

We are analyzing the implementation of a solar photovoltaic plant at our Kingston airport, and we expect to begin the project in 2021 and to be able to generate electricity in 2022.

Accreditations

Our Aguascalientes, Guanajuato, Guadalajara, Hermosillo, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, Los Cabos and Tijuana airports are “Environmental Quality” certified by the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente), or “PROFEPA”. Also, our Aguascalientes, Guadalajara, Los Mochis and Morelia airports are certified on the higher level of “Environmental Performance” by PROFEPA.

Our Puerto Vallarta, Aguascalientes and Guadalajara airports have Level 2 Airport Carbon Accreditation (“ACA”) from the Latin America and Caribbean Region of the Airports Council International (the “ACI-LAC”) and our Tijuana, Guanajuato, Hermosillo, La Paz, Los Mochis and Los Cabos airports have a Level 1 ACA from the ACI-LAC. We plan to have all of our airports enrolled in this program by 2021.

Employee Health and Safety

With the goal of guaranteeing occupational health and safety, as well as institutionalizing the prevention of occupational hazards, we have begun implementing a self-administered program, promoted by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social), or “STPS,” and based on national and international standards and regulations, to promote the operation of a safe and clean airport network in Mexico. The voluntary compliance program comprises three levels of recognitions: (i) for compliance with health and safety regulations, (ii) for actions that promote continuous improvement in health and safety standards, and (iii) for successful management of health and safety standards. According to this program, we have obtained the following levels of certification: Level 1 (Los Mochis, La Paz and Morelia airports), Level 2 (Manzanillo), and Level 3 (Guadalajara and Puerto Vallarta airports).

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

In conjunction with these commissions, we have also formed brigades to help minimize the impact and risk, through evacuation and first aid plans of any kind of natural phenomenon that could negatively affect the safety of our employees or our operations.

In addition, as part of our company policies, we provide an annual general medical review for certain employees. As part of our philosophy of well-being and quality of life, we also allocate approximately Ps.19.2 million per year to organize cultural and sports activities, thus encouraging physical activity. Together, these measures help provide a suitable workplace for our employees, as well as the relevant safety tools and equipment to prevent accidents and diseases to the extent possible.

In 2020, due to the pandemic, we implemented a home office model to work remotely and preserve the health and safety of our employees.

Workplace Culture

Our policy is to provide the same job opportunities to all qualified applicants and to provide employees with a work environment free of harassment or discrimination, where each employee behaves respectfully towards their co-workers, promoting a spirit of collaboration regardless of gender, age, religion or hierarchical level.

We provide financial aid for our employees and scholarships for our employees’ dependents. In 2018, 2019 and 2020, we invested Ps.2.1 million, Ps.2.4 million and Ps.2.6 million, respectively, in these programs.

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

Training programs are available at all levels of our organization. The Management Skills, Leadership and Execution program is available for our senior management. The Succession and Career Development Plan was prepared for our key personnel, which defines specific objectives and promotion requirements. Through this program, we have achieved a turnover rate of less than 3% per year for key personnel. The career professionalization program is a model of professional growth for our operations and maintenance workers at our airports. The objective of the program is to promote the growth and skills of our employees in those areas, thus creating flexibility for the operation of our airports. Our new Workplace Culture program is oriented towards the generation of work habits, productive practices and organizational values, with the goal of developing competencies that allow, in turn, increased productivity and competitiveness within our organization, thus allowing us to raise the level of quality of life for our workers and their families, promoting their integral development.

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

In September 2014, we inaugurated the first Fundación GAP School near our Guadalajara airport. The first year began with a class of first-grade students, and we have been adding a new class each consecutive year. In 2016, we opened another school near our Los Cabos airport, which began activities with 60 students. In 2018, we opened a third school near our Guadalajara airport, with 60 students. During 2020, we opened our first secondary class, corresponding to the first generation of our students. In 2020, we had 567 students in Guadalajara and 294 students in Los Cabos.

In 2019, Fundación GAP opened four community centers in Guadalajara, Los Cabos, Aguascalientes, and Puerto Vallarta. The goal of these community centers is to support and promote our employees and their families by helping them gain access to life changing professional and economic opportunities through education. At these centers, our employees have access to free elementary, secondary, and high school educations, as well as to technical training courses designed to strengthen the professional skills and knowledge that they use on the job. In 2020, we taught 1,455 students at these community centers.

From March to December our schools remained closed due to the pandemic, however, we continued supporting the families of our children by delivering monthly food pantries. In total we delivered more than Ps.0.8 million in food pantries during the 10 months. During 2021, we will continue supporting the families.

Our board of directors annually reviews our donation to the foundation. For 2020, our board of directors authorized a Ps.48.5 million donation, and over past five years GAP has authorized more than Ps.122.0 million in donations. The foundation is supervised by a board of trustees, which is presided over by Mrs. Díez Barroso.

Philanthropic Efforts

For the twelfth consecutive year, we obtained the Socially Responsible Company Distinction awarded by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or “CEMEFI,” to companies committed to active and voluntary contribution to social, economic and environmental issues.

Fundación GAP awarded the prize “Premio Emprendedor Social Coparmex Jalisco 2019”, to Grincha, a social entrepreneur company that elaborates protein from crickets, making products high in nutritious with low environmental impact. The award is a recognition of social entrepreneurs and includes a monetary prize that varies by year. A committee from Coparmex (Confederación Patronal de la República Mexicana or the Mexican Employers’ Association) selects the finalists based on social projects. Once the finalists are selected, we select the yearly winner based on the finalists’ ability to affect the greatest social impact.

During 2020, we donated Ps. 7.0 million in medical grade personal protective equipment in the regions where we operate.

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

The Mexican National Assets Law, among other things, establishes regulations relating to concessions granted with respect to property held in the public domain, including the airports that we operate. The Mexican National Assets Law requires concessionaires of real property held in the public domain and used for administrative or non-public purposes to pay a tax and establishes grounds for revocation of concessions for failure to pay applicable taxes, but does not specify which taxes must be paid, including whether certain taxes to municipalities must be paid by a concessionaire.

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

Mexican Airport Law and Civil Aviation Law

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

Federal Economic Competition Commission

The Federal Economic Competition Law (Ley Federal de Competencia Económica),, among other things, extinguished the former Federal Competition Commission and created the Federal Economic Competition Commission (Comisión Federal de Competencia Económica), or “COFECE,” as an autonomous agency to be the competition authority for all industries except telecommunications and broadcasting. The law grants broader powers to COFECE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities and the number of fines that may be incurred for violations of the law, and limits the availability of legal defenses against the application of the law. If COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations, and decrees applicable to us could have a material adverse impact on our operations.”

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

Each concession holder and any third-party providing services at an airport is required to carry insurance in specified amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the SCT. To date, the SCT has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are specified. We and our subsidiary concession holders are jointly and severally liable to the SCT for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the Master Development Programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of the concession held by any one of our subsidiaries, the SCT is entitled to revoke the concessions held by all of our subsidiaries.

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

Each concession provides for a 24-month period for the preparation and submission of the concession holder’s Master Development Program and requires the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards and to prepare air traffic projections and assess investment requirements. The concession holder must submit a draft of the Master Development Program to an operations committee (Comité de Operación y Horarios), composed of each of the airport’s principal users, for their review and comments six months prior to its submission for approval to the SCT. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new Master Development Program to the SCT. The SCT may request additional information or clarification as well as seek further comments from airport users. The Ministry of Defense (Secretaría de Defensa Nacional) may also opine on the Master Development Programs.

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

On December 12, 2019, the SCT approved new maximum tariffs and Master Development Programs for the five-year period from 2020-2024 for each of our Mexican airports. The combined maximum tariffs are expressed in workload units for each airport and were determined by the SCT based on traffic projections, operating costs and capital investments included in the Master Development Programs, as well as in accordance with pre-determined parameters for the calculation of the maximum tariff set forth in the concession for each airport. This five-year program took effect on January 1, 2020 and was to be in effect through December 31, 2024. Due to the COVID-19 pandemic, we delayed certain non-obligatory capital investments, and during the month of August 2020, we filed a proposal for an Extraordinary Review Process of our Master Development Program with the SCT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, postpone investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026. Our committed investments decreased by 27% for the 2020-2024 period, as a result of the Extraordinary Review Process.

We had initially allocated 86.8% of our committed investments for the 2020-2024 period to our Guadalajara, Puerto Vallarta, Tijuana and Los Cabos airports; however, as a result of the Extraordinary Review Process, the revised Master Development Programs allocates 88.1% of the total amounts committed to these four airports. The investments of the new Master Development Programs for the 2020-2024 period represent the fifth investment period within the terms of our concessions and represents an increase of 288.4% as compared to the 2015-2019 period. These committed investments reflect the highest investment amounts committed to date.

Our Master Development Programs are approved by the SCT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SCT may apply sanctions if we do not so comply. Recently, the SCT has reviewed our compliance on an annual basis. The SCT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. In March 2018, 2019 and 2020, the SCT certified our compliance with our Master Development Programs through 2017, 2018 and 2019, respectively, and in March 2020, the SCT also certified our compliance with our Master Development Programs for the five-year period from 2015-2019. On March 26, 2021, it was approved the compliance of the Master Development Program for 2020.

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

All of our revenues from aeronautical services are subject to a price regulation system established by the SCT. Under this price regulation system, the SCT establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes. The combined maximum tariffs are expressed in workload units for each airport and were determined based on: (i) projected workload units; (ii) capital investments; and (iii) the operating expenses authorized for the five-year period in the Master Development Programs.

The maximum tariffs for the 2020-2024 five-year period are expressed in constant pesos as of December 31, 2017 and are adjusted by the rate of inflation according to the Mexican PPI, excluding petroleum, and by the efficiency factor at the end of any given year. Since the inflation rate for each applicable year, as measured in terms of the variation of the Mexican PPI, excluding petroleum, is not known at the beginning of the application of the maximum tariffs negotiated with the Mexican Directorate General of Civil Aviation, the adjustment for inflation is not included in the maximum rates set at the beginning of each five-year period. These adjusted tariffs will be applicable once they are published.

We are able to set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SCT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SCT has reviewed our maximum rates and certified that we did not collect revenues in excess of the permitted level in 2018 and 2019. The review for 2020 will take place during the second quarter of 2021. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2018, 2019 and 2020, approximately 69.6%, 65.0% and 60.5%, respectively, of our Mexican airports’ total revenues were earned from aeronautical services subject to price regulation under our maximum rates (75.4%, 74.9% and 75.6%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Current Maximum Rates (1)

	Year ended December 31,
	2020	2021	2022	2023	2024
Guadalajara	196.00	194.63	193.27	191.92	190.58
Tijuana	161.17	160.04	158.92	157.81	156.71
Los Cabos	284.25	282.26	280.29	278.33	276.38
Puerto Vallarta	279.61	277.65	275.71	273.78	271.86
Guanajuato	220.80	219.25	217.72	216.20	214.69
Hermosillo	169.11	167.93	166.75	165.58	164.42
Mexicali	161.62	160.49	159.37	158.25	157.14
La Paz	186.05	184.75	183.46	182.18	180.90
Morelia	258.64	256.83	255.03	253.24	251.47
Aguascalientes	174.90	173.68	172.46	171.25	170.05
Los Mochis	192.07	190.73	189.39	188.06	186.74
Manzanillo	231.12	229.50	227.89	226.29	224.71

(1)	Expressed in constant pesos as of December 31, 2017 and applying the efficiency factor described below under “Methodology for Determining Future Maximum Rates.”

Due to the COVID-19 pandemic, during the month of August 2020, we filed a proposal for an Extraordinary Review Process of our Master Development Program with the SCT. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and was announced on November 30, 2020, included adjustments to the maximum rates for each of our airports. These tariffs went into effect as of January 1, 2021.

Adjusted Current Maximum Rates (1)

	Year ended December 31,
	2021	2022	2023	2024
Guadalajara	216.86	215.34	213.83	212.33
Tijuana	165.57	164.41	163.26	162.12
Los Cabos	304.93	302.80	300.68	298.58
Puerto Vallarta	303.71	301.58	299.47	297.37
Guanajuato	226.89	225.30	223.72	222.15
Hermosillo	169.49	168.30	167.12	165.95
Mexicali	162.06	160.93	159.80	158.68
La Paz	186.65	185.34	184.04	182.75
Morelia	265.85	263.99	262.14	260.31
Aguascalientes	175.50	174.27	173.05	171.84
Los Mochis	192.76	191.41	190.07	188.74
Manzanillo	232.02	230.40	228.79	227.19
(1)	Expressed in constant pesos as of December 31, 2017 and applying the efficiency factor described below under “Methodology for Determining Future Maximum Rates.”

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

The concessions provide that each airport’s reference values, and discount rate and the other variables used in calculating the maximum rates do not in any manner represent an undertaking by the SCT or the Mexican government as to the profitability of any concession holder. Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we are able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five-year period, we are not entitled to any adjustment to compensate for any shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2021, the daily general minimum wage in Mexico was Ps.141.7. As a result, the maximum penalty at such date could have been approximately Ps.7.0 million (approximately U.S.$357.5 thousand) per airport.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the general daily minimum wage in Mexico may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2021, was Ps.28.3 million (U.S.$1.4 million) for an individual failure to comply.
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

During 2018, a new carbon dioxide (“CO2”) market commenced operating in Mexico. The market requires that industries that generate above a certain amount of CO2 emissions, including airport concession owners, pay for rights to excess emissions. Commencing in 2019, the legislation requires that companies subject to it report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional

de Emisiones). We are subject to this legislation and began reporting our emissions in 2018. In 2019, we began submitting our emissions reports for verification by the Mexican Emissions Registry. In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. For more information see “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Increased environmental regulation and enforcement in Mexico may affect us.”

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

We began implementing this system as soon as the standard was issued and by 2017 all of our Mexican airports were SMS-certified. Currently, we are the only airport operator in the country with 100% of its airports certified in SMS.

In addition, the ICAO provides certification based on compliance with safety, regulatory and efficiency standards for aircraft operations at aerodromes and ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. During 2020, our twelve airports maintained their ICAO aerodrome certification.

COVID-19

The COVID-19 pandemic created important challenges for our airports as a result of the health and sanitary measures established by the health authority and necessary to ensure the safety and well-being of our passengers. These requirements led us to adapt the processes and activities of the Safety Management System to maintain compliance with ICAO’s SMS regulations. Some of these actions involved remote audits, remote training, and advisory meetings through digital means, among others.

Meanwhile, during 2020 the Mexican Civil Aviation Authority limited the safety oversight to a single mixed review (on-site and remote) at one of our mexican airports. Therefore, we anticipate that in 2021, reviews will be carried out at all our other airports according to this methodology and will encompass a wide range of points to review given it will cover management of the system during 2019 and 2020. As a result, special attention is being paid to compliance with all activities and processes to avoid any non-conformity.

Measures adopted during 2020 must be maintained, improved, and effective responses must be established for any requirement implemented by the Civil Aviation Authority. Significant challenges in maintaining the SMS during 2021 are expected due to the slow recovery of the aviation sector around the world.

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

The Airports (Economic Regulation) Act of 2002 establishes the framework for the economic regulation of Jamaica’s airports and governs the provision of services or facilities at the international airports for the purposes of landing, parking, fueling, servicing or taking off of aircraft and handling passengers, baggage and cargo at the airport. The Act allows the MTM to levy airport improvement fees and authorizes the JCAA to regulate airport charges and deal with public interest issues such as anti-competitive behavior and accounting transparency. Airport operators must submit an application for permission to levy airport charges on airlines and passengers to the JCAA. Airport operators permitted to levy airport charges must also routinely provide the JCAA with their annual accounts and schedules of airport charges.

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

•

Airports Authority of Jamaica. The AAJ is an independent statutory body established by the Jamaican Airports Authority Act with responsibility for the nation’s commercial and civil airports. The AAJ owns the airport concession assets of our Jamaican airports and provides contract administration for the Concession Agreements granted to operate and manage the Montego Bay and

Kingston airports situated on lands owned by it. Under the Concession Agreements, the AAJ conducts regular performance reviews and other contract administration oversight functions. In addition, the AAJ obligates the concession holders to hold a biannual airport forum to provide the airports’ stakeholders with the opportunity to provide progress reports and issues pertinent to them.

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
•

Capital Investment Requirements. Every five years, the concession holder is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges applicable to their airport as justified by a Capital Development Program, justified by five-year estimates for traffic growth and investment commitments (including capital expenditures for capital projects and required maintenance at the respective airport). Under the terms of the Concession Agreements, upon the JCAA’s approval of a proposal for price increases, the concession holder has a commitment to fulfill the estimated capital expenditures in the Capital Development Program.

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

The Jamaican government may grant new concessions to manage, operate, develop and construct airports. In the Concession Agreement, the concession holder acknowledges that the AAJ may also wish, at the expiry or termination of the concession period, to invite persons to tender for the right to provide all or some of the airport services at the airports. The concession holder may participate in such tenders, if interested, except to the extent that there has been an event of default attributable to the insolvency of the concession holders shareholders, in which case the concession holder would be disqualified from participating. However, in preparation for such tendering process, and regardless of whether the concession holder intends to participate in the tender, the concession holder would be obligated to provide access to employees, assets, books and records related to the airport business, and may not in any way prejudice or frustrate the transfer of the airport business. The Concession Agreement sets out the hand back procedures to be observed as the end of the concession period approaches and the dispute resolution mechanism for addressing objections by either party regarding the hand back. Under the agreement, the concession holder commits to assisting and advising the AAJ or any successor operator (subject to payment of reasonable remuneration and reasonable costs and expenses) in providing and operating the airport for up to six months following completion of the handover and must post a bond equivalent to the cost of the handback works for the six-month period.

Jamaican Aeronautical Services Regulation

In Jamaica, charges levied on airlines and passengers are regulated by the JCAA using a price cap mechanism based on a forecast return on assets. Permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges, must be granted by the JCAA. Regulated aeronautical charges will be reviewed every five years. The following table sets the maximum rates for each of our Jamaican airports from 2020-2024:

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

As a Jamaican registered company, MBJA and PACKAL are also required to file an annual report with the Companies Office of Jamaica reporting any changes in the ownership or management structure and notifying the registrar of any share transactions and changes in the value of shares during the prior year.

Jamaican Environmental Regulation

Operations at our Jamaican airports are subject to Jamaican laws and regulations relating to the protection of the environment. The major environmental law applicable to these operations is the National Resources Conservation Authority Act, which establishes the National Resources Conservation Authority (now part of the National Environmental Protection Agency) and its subsidiary legislation and regulations. Under the act, regulations have been enacted concerning discharge of pollutants into Marine Park’s waters, the regulating of air emissions, discharge and treatment of wastewater and sludge, safe storage of fuels and responses to industrial emergencies involving hazardous materials.

Other environmental laws of relevance to our Jamaican airports’ operations are the Noise Abatement Act, aimed at controlling noise (but with no specific reference to aeronautical noise), the Beach Control Act, addressing access to the shoreline; the Watersheds Protection Act, addressing water resource and soil conservation practices; and the Wildlife Protection Act, specifying protected species of fauna. Other related regulations are the Town and Country Planning Act, Public Health Act, Garbage Collection and Disposal Regulations, National Solid Waste Management Act and the Water Resources Act and Clean Air Act. In addition, our airports are also subject to common law principles of tort liability in the event of a nuisance claim resulting from environmental factors.

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

COVID-19

The COVID-19 pandemic created important challenges for our airports in Jamaica as a result of the health and sanitary measures established by the health authority and necessary to ensure the safety and well-being of our passengers. These requirements led us to adapt the processes and activities of the Safety Management System to maintain compliance with ICAO’s SMS regulations. Some of these actions involved remote audits, remote training, and advisory meetings through digital means, among others.

Measures adopted during 2020 must be maintained, improved, and effective responses must be established for anything that might be required. Significant challenges in maintaining the SMS during 2021 are expected due to the slow recovery of the aviation sector around the world.

ORGANIZATIONAL STRUCTURE

We have seventeen subsidiaries in Mexico: one operating subsidiary for each of our twelve Mexican airports; two subsidiaries (SIAP and CORSA) that provide administrative and operational services; one subsidiary (PCP) that provides parking services across our twelve Mexican airports; one non-profit foundation (Fundación GAP); and one operating subsidiary, (ADP), for hotel infrastructure and other commercial services such as the installation of solar carport systems within the parking areas of our Mexican airports. We have one Spanish subsidiary (DCA) that holds our 74.5% stake in our Jamaican operating subsidiary (MBJA) for the Montego Bay airport, and one Jamaican subsidiary, PAC Kingston Airport Limited (PACKAL), that holds our concession for the Kingston airport since October 2019. We also have a holding company subsidiary in Brazil, GA del Pacífico Participações do Brasil LTDA, established in 2010 but thus far remaining inactive and with no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2020:

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holder of concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holder of concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holder of concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holder of concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holder of concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holder of concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holder of concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holder of concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holder of concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holder of concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holder of concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holder of concession for Manzanillo International Airport
Desarrollo de Concesiones Aeroportuarias, S.L.U.	Spain	100%	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited	Jamaica	74.5%	Holder of concession for Montego Bay International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Provider of car parking administration services to our other subsidiaries
GA del Pacífico Participações do Brasil LTDA	Brazil	100%	Holding company for other acquisitions ( incorporated in 2010; not operational through the date of this filing )
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit company incorporated in 2013 to manage charitable donations and social welfare activities
Aerocomercializadora del Pacífico, S.A. de C.V.	Mexico	100%	Hotel infrastructure operation and other commercial services
PAC Kingston Airport Limited	Jamaica	100%	Holder of concession for Kingston International Airport

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

Pursuant to MBJA’s Concession Agreement, the AAJ remains the owner of the land upon which the Montego Bay airport is sited, as well as the physical assets subject to the concession. MBJA’s concession for the Montego Bay airport is scheduled to terminate in 2033. Upon expiration of the Montego Bay airport concession, MBJA is obligated to hand back to the AAJ the facilities and services ordinarily provided or reasonably incidental to the operation of the airport. There are no options for extending the concession in the Concession Agreement.

Pursuant to PACKAL’s Concession Agreement, the AAJ remains the owner of the land upon which the Kingston airport sits, as well as the physical assets subject to the concession. PACKAL’s concession for the Kingston airport is scheduled to terminate in 2044. Upon expiration of the Kingston airport concession, PACKAL is obligated to hand back to the AAJ all the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ and the facilities and services ordinarily provided or reasonably incidental to the operation of the airport. The concession can be extended for an additional 5-year period in accordance with the Concession Agreement.

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. Our Mexican airports carry a general Ps.3.0 billion insurance policy covering damage to our assets and infrastructure and a U.S.$500.0 million insurance policy covering personal and property damages to third parties. Our Mexican airports are covered by a Ps.500.0 million insurance policy covering damage to our property resulting from terrorist acts and a U.S.$150.0 million insurance policy covering personal and property damage to third parties resulting from terrorist acts. The Montego Bay airport carries a U.S.$325.3 million insurance policy covering property damage and business interruptions and losses and a U.S.$100.0 million insurance policy covering damage resulting from any single terrorist event. The Montego Bay airport also carries a U.S.$750.0 million annual insurance policy covering personal and property damage to third parties. The Kingston airport carries a U.S.$500.0 million insurance policy covering property damage and business interruptions and losses bodily injury. The Kingston airport also carries a .JMD 10 million annual insurance policy for loss or damage as a result of the death and/or personal injury suffered by any employee.

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

As a result of our taking over control of NMIA through our subsidiary, PACKAL, on October 10, 2019, our consolidated financial and operating information for the fiscal year ended December 31, 2019 includes the consolidation of PACKAL from October 10, 2019. Therefore, financial and operating information for the fiscal year ended December 31, 2019 may not be directly comparable with financial and operating information for prior or future fiscal years.

OVERVIEW

We operate twelve airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government and two airports in Jamaica pursuant to concessions granted by the Jamaican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2018, 2019 and 2020, approximately 67.3%, 65.0% and 60.9%, respectively, of our total revenues were derived from aeronautical services (in 2018, 2019 and 2020 aeronautical services represented 74.9%, 73.7% and 74.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT and JCAA, respectively. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the SCT and JCAA, respectively. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded, the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Mexican airports. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to certain non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges, advertising, convenience stores and car parking lots, among others. Also, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas”.

Traffic at our airports may be adversely affected by external events, such as the pandemic, as well as the increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. For more information, see “Item 3, Key Information – Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

Recent Developments

Developments related to the outbreak of the COVID-19

In December 2019, a novel strain of coronavirus, known as COVID-19 was reported to have surfaced in Wuhan, Hubei Province, China. In January 2020, COVID-19 spread to other countries, including the United States, and efforts to contain the spread of COVID-19 intensified. The COVID-19 outbreak has also led to government-imposed travel restrictions, flight cancellations, and a marked decline in passenger demand for air travel. The potential for a period of significantly reduced demand for travel has and will likely continue to result in significant lost revenue. See “Item 3 – Risk Factors – Risks Related to Our Operations – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control.” As a result of these or other conditions beyond our control, our results of operations could be volatile and subject to rapid and unexpected change. Accordingly, to manage our liquidity levels, during 2020, we implemented the following measures:

i)

a service cost-control plan pursuant to which operational areas not currently in use have been temporarily closed and energy use, security services and cleaning and maintenance services have been reduced in accordance with passenger demand, in order to operate at minimum levels without affecting quality of service;

ii)	delayed non-obligatory capital investments;
iii)

pursuant to the approval of the Board of Directors, postponed the proposal for shareholder distributions of dividends and capital reductions in 2020 that had been announced on March 11, 2020 as part of the Ordinary and Extraordinary Shareholders’ Meeting scheduled for April 28, 2020, which was postponed; requested and obtained the postponement of investments committed for 2020 under our Master Development Programs and Capital Development Programs from the proper authorities in Mexico and Jamaica, respectively we also obtained the authorization to rebalance our capital expenditures in Mexico for the entire 2020-2024 period. In the case of Jamaica, we filled a petition to revise tariffs, capital expenditures and the terms and conditions of the Concession Agreement, in order to rebalance investments for both airports. Our petition is under review, we expect a final decision in the fourth quarter of 2021.

iv)	granted some payment deferrals to our customer airlines and implemented a program to incentivize airlines to resume routes and frequencies in line with those existing before the pandemic;
v)

granted commercial customers discounts on guaranteed minimum rents in accordance with the percentage decrease in passenger traffic at each airport and signed payment deferral agreements to support their liquidity to ensure these customers can continue operating. During the year ended 31 December 2020, we temporally extended the credit terms to up to 180 days for specific customers with liquidity constraints arising as a direct result of the COVID-19 pandemic; however, our allowance for credit losses for 2020 increased as a result; and

vi)

negotiated with financial institutions the refinancing of credit loans with BBVA and Scotiabank for U.S.$191.0 million. We also obtained two new loans with BBVA and Scotiabank for Ps. 1.0 billion each, the proceeds were used for general corporate purposes.

As a result of these actions, in 2020, we achieved a positive cash flow from business operations, although significantly lower than our 2019 cash flow. Cash and cash equivalents increased by Ps.6,944.4 million, or 92.6%, from Ps.7,500.2 million in 2019 to Ps.14,444.5 million in 2020. As of March 31, 2021, the balance of our cash position was Ps.14,728.4 million, of which 65.9% was dollar-denominated in order to fulfill our commitments with our employees, suppliers and creditors. Likewise, we monitored financial health indicators and performed tests for long-term asset impairment, expected credit losses and recovery of deferred tax assets, concluding that there were no significant impacts on our consolidated financial statements. Consequently, we reasonably anticipate that we will be able to meet all financial and operational obligations with our current cash and equivalents.

In addition, we are complying with the health and safety protocols established by the authorities and agencies of each country in which we operate and are monitoring the developments of the COVID-19 outbreak closely. We have taken steps and implemented policies to safeguard our employees, businesses and communities surrounding our operations from the threats posed by the COVID-19 pandemic. We obtained the “Safe Travels” stamp granted by the World Travel and Tourism Council (WTTC), which certifies our commitment to comply with recommended COVID-19 health and hygiene protocols. Likewise, we were the first airport group in the world to certify all our airports in the Accreditation of Sanitary Measures for Airports (AHA) program by ACI (Airports Council International), this program helps evaluate the new sanitary measures and procedures implemented as a result of the COVID-19 pandemic in accordance with the recommendations issued by the

ICAO Aviation Recovery Working Group (CART), in line with the sanitary protocols of the European Aviation Safety Agency (EASA) and the European Center for Disease Prevention and Control (ECDC).

While we expect the negative impact to our operational and our financial results due to the COVID-19 outbreak to continue, we do not foresee a risk to the overall continuity of our business. We have carried out a preliminary analysis of the financial results in the short, medium and long term, and we have not identified any significant asset deterioration. Nevertheless, the demand for travel may decrease more than expected, which could magnify the impact of the COVID-19 outbreak. Accordingly, we will continue to monitor and analyze the situation closely. We do not expect interruptions to our business. We have the ability to continue as a going concern and do not foresee the cancellation of our operations at any of our airports.

We are unable to predict with certainty the impact of the COVID-19 outbreak on our business, clients, suppliers and employees, as well as on international air travel generally. We are also unable to predict the degree to which the COVID-19 outbreak may impact air travel demand in the domestic regions in which we operate, or whether continuous travel restrictions, as well as general population fears with respect to air travel, may have a materially adverse effect on our business and on our operating results. The global and domestic impact of the COVID-19 outbreak on our business will depend on its duration and its continuing impact on the world economy.

Fluctuation of the Peso

Because tariffs in U.S. dollars in Mexico are invoiced taking into account the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession and may require us to issue rebates to airline customers to avoid exceeding our maximum rates. As long as we are able to ensure that our revenues do not exceed our maximum rates, a depreciation in the peso has a positive effect on our revenues from a commercial and aeronautical operations perspective while an appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and some of our contracts with commercial services providers are denominated in U.S. dollars, but only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation in the peso against the U.S. dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. See “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

During 2018, the peso/U.S. dollar exchange rate fluctuated, but the peso appreciated for the year and was Ps.19.66 per U.S. dollar on December 31, 2018. In 2019, the peso appreciated further to Ps.18.84 per U.S. dollar on December 31, 2019. In 2020, the peso depreciated for the year and closed at Ps.19.95 per U.S. dollar on December 31, 2020. On April 16, 2021, the exchange rate was Ps.19.9120 per U.S. dollar.

Share Repurchase

On July 1, 2020, our shareholders authorized the use of an amount of up to Ps.1,550 million for repurchases of Series B shares until our next Annual Shareholders’ Meeting.

On December 31, 2020, the number of repurchased shares in treasury amounted to 35,424,453. We resumed our share repurchase on March 1, 2021. As of April 16, 2021, we have repurchased 37,713,392 shares at an average price per share of Ps.59.22 for a total of Ps.2,233.4 million. As of April 16, 2021, we have 37,713,392 treasury shares.

Passenger and Cargo Volumes

Volumes in Mexico

The majority of the passenger traffic volume in our Mexican airports is made up of domestic passengers. In 2018, 2019 and 2020 approximately 64.1%, 63.9% and 66.9% of the terminal passengers using our Mexican airports were domestic. The total number of domestic terminal passengers for 2020 decreased 39.8% as compared to 2019, and the total number of domestic terminal passengers in 2019 increased 7.4% as compared to 2018. In addition, of the international passengers traveling through our Mexican airports, approximately 89.6% traveled on flights originating in or departing to the United States during 2020, as compared to 89.7% and 88.1% in 2019 and 2018, respectively. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2020, we had 25.1 million terminal passengers (16.8 million domestic and 8.3 million international), of which 80.6 thousand were on general aviation flights, and an additional 58.5 thousand were transit passengers. Approximately 33.4% of our transit passengers were handled at our Hermosillo airport.

Volumes in Jamaica

The majority of the passenger traffic volume in Jamaica is made up of international passengers. In 2020, approximately 99.9% of the terminal passengers using our Jamaican airports were international. Additionally, of the international passengers traveling through the Montego Bay and Kingston airport, approximately 74.0% and 72.5%, respectively, traveled on flights originating in or departing to the United States during 2020.

In 2020, MBJA had approximately 1.6 million terminal passengers, of which approximately 8.5 thousand were on general aviation flights and an additional 14.3 thousand were transit passengers.

In 2020, NMIA had approximately 629.4 thousand terminal passengers, of which approximately 2.9 thousand were on general aviation flights and an additional 2.2 thousand were transit passengers.

The following table sets forth certain operating and financial information relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2018		2019(1)		2020
Macroeconomic indicators:
Change in Mexican GDP (2)		2.0%		(0.1)%		(8.2)%
Change in Mexican CPI (3)		4.8%		2.8%		3.2%
Change in U.S. GDP (4)		2.6%		2.2%		(3.5)%
Change in U.S. CPI (5)		1.9%		2.2%		1.4%
Passenger volumes (thousands of passengers) (6) :
Domestic terminal passengers in Mexico		25,951.3		27,872.3		16,784.2
International terminal passengers in Mexico		14,514.2		15,719.9		8,303.4
Mexican total terminal passengers		40,465.5		43,592.2		25,087.6
Domestic terminal passengers in Jamaica		8.5		12.4		2.3
International terminal passengers in Jamaica		4,474.0		5,104.0		2,237.6
Jamaican total terminal passengers		4,482.5		5,116.4		2,239.9
Total terminal passengers (thousands)		44,948.0		48,708.5		27,327.5
Cargo volumes (thousands of cargo units) (6) :
Cargo units in Mexico		2,138.2		2,145.6		2,080.90
Cargo units in Jamaica		74.8		90.7		142.3
Total workload units		47,161.0		50,947.1		29,550.8
Other operating and financial information:
Change in total terminal passengers		10.4%		8.4%		(43.9)%
Change in total workload units		10.2%		8.0%		(42.0)%
Aeronautical revenues (millions of pesos)	Ps.	9,499.1	Ps.	10,547.7	Ps.	7,225.7
Change in aeronautical revenues		14.7%		11.0%		(31.5)%
Aeronautical revenues per workload unit	Ps.	201.4	Ps.	207.0	Ps.	244.5
Change in aeronautical revenues per workload unit		4.1%		2.8%		18.1%
Non-aeronautical revenues (millions of pesos)	Ps.	3,183.5	Ps.	3,771.5	Ps.	2,448.1
Change in non-aeronautical revenues		14.8%		18.5%		(35.1)%
Non-aeronautical revenues per terminal passenger	Ps.	70.8	Ps.	77.4	Ps.	89.6
Change in non-aeronautical revenues per terminal passenger		4.0%		9.3%		15.7%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	In real terms, as reported by INEGI.
(3)	As reported by INEGI.
(4)	In real terms, as reported by the U.S. Bureau of Economic Analysis.
(5)	As reported by the U.S. Bureau of Labor Statistics.
(6)

Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit. One workload unit is equivalent to 100 kilograms (220 pounds) of cargo.

Classification of Revenues

We classify our revenues into three categories: (i) revenues from aeronautical services; (ii) revenues from non-aeronautical services; and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2018, 2019 and 2020 with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 67.3%, 65.0% and 60.9%, respectively, of total revenues. In 2018, 2019 and 2020, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 22.5%, 23.2% and 20.6%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 74.9% and 25.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2018, 73.7% and 26.3%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2019 and 74.7% and 25.3%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2020. In 2018, 2019 and 2020, revenues from improvements to concession assets accounted for 10.2%, 11.8% and 18.5%, respectively, of our total revenues.

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

Aeronautical Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2018			2019 (1)			2020
	Amount		Percent	Amount		Percent	Amount		Percent
		(millions of pesos, except percentages and workload unit data)
Aeronautical Revenues:
Passenger charges	Ps.	7,752.8	81.6%	Ps.	8,589.3	81.4%	Ps.	5,929.6	82.1%
Aircraft landing charges		783.1	8.2		862.8	8.2		536.3	7.4
Aircraft parking charges		155.6	1.6		174.4	1.7		140.6	1.9
Airport security charges		207.4	2.2		263.4	2.5		193.1	2.7
Passenger walkway charges		36.7	0.4		38.7	0.4		19.7	0.3
Leasing of space to airlines		148.9	1.6		164.4	1.6		129.1	1.8
Revenues from complementary service providers (2)		414.6	4.4		454.8	4.3		277.3	3.8
Total Aeronautical Revenues	Ps.	9,499.1	100.0%	Ps.	10,547.7	100.0%	Ps.	7,225.7	100.0%
Other Information:
Total workload units (millions) (3)		47.2			50.9			29.6
Total aeronautical revenues per workload unit	Ps.	201.4		Ps.	207.0		Ps.	244.5
Change in aeronautical revenues (4)			14.7%			11.0%			(31.5)%
Change in total aeronautical revenues per workload unit (4)			4.1%			2.8%			18.1%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific tariffs are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. We earn passenger charges from each departing passenger at our airports (except certain exclusions in each of Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2018, 2019 and 2020, passenger charges represented 81.6%, 81.4% and 82.1%, respectively, of our aeronautical services revenues and 54.9%, 52.9% and 50.0%, respectively, of our total revenues (in 2018, 2019 and 2020 passenger charges represented 61.1%, 60.0% and 61.3%, respectively, of the sum of aeronautical and non-aeronautical revenues).

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2018		2019(1)		2020
	Passengers	% change	Passengers	% change	Passengers	% change
	(in thousands, except percentages)
Guadalajara	6,604.0	11.1%	6,813.3	3.2%	3,691.6	(45.8)%
Tijuana	3,726.4	10.3	4,263.8	14.4	3,022.7	(29.1)
Los Cabos	2,591.1	6.8	2,767.8	6.8	1,525.3	(44.9)
Puerto Vallarta	2,334.2	5.5	2,476.9	6.1	1,254.8	(49.3)
Montego Bay	2,236.2	6.2	2,347.7	5.0	824.5	(64.9)
Guanajuato	1,140.7	19.7	1,342.4	17.7	674.3	(49.8)
Hermosillo	836.0	7.2	897.2	7.3	468.0	(47.8)
Mexicali	543.1	42.1	574.5	5.8	331.1	(42.4)
Kingston	-	-	187.2	100.0	315.9	68.8
Morelia	358.7	20.1	441.9	23.2	307.0	(30.5)
La Paz	449.4	8.4	492.0	9.5	279.7	(43.1)
Aguascalientes	423.1	15.0	419.1	(0.9)	230.8	(44.9)
Los Mochis	168.1	(1.2)	192.1	14.30	104.5	(45.6)
Manzanillo	83.0	(6.4)	83.8	1.10	41.8	(50.1)
Total	21,494.0	10.1%	23,299.7	8.4%	13,072.0	(43.9)%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.

Mexican Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues in Mexico establishes a maximum rate in pesos for each Mexican airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from aeronautical services. As of December 31, 2014, the SCT determined the maximum rates for our airports for each year through December 31, 2019. As of December 12, 2019, the SCT determined the maximum rates for our airports for each year through December 31, 2024, but these rates were adjusted on November 27, 2020, as a result of an Extraordinary Review Process requested by us as a result of the COVID-19 pandemic and its effects on our business. Our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels, multiplied by the value of the maximum tariffs approved by the SCT. In addition, aeronautical revenues differ among our airports to the extent passenger traffic levels differ among these airports. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation” for a description of our maximum rates and the rate-setting procedures for future periods.

Our Mexican concessions provide that our maximum rates must be adjusted on an annual basis as determined by the efficiency factor and by changes in inflation. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Revenues Regulation – Methodology for Determining Future Maximum Rates.” Under the regulatory system applicable to our Mexican aeronautical revenues, we can set the specific tariffs for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate set for such airport for that year. Although the SCT may in some cases authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific tariffs applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

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

For the period from January 1, 2015 until December 31, 2019, the efficiency factor was 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican PPI), decreased 0.7% in 2018 and decreased 0.7% in 2019, mainly as a result of the efficiency factor. At the same time, the Mexican PPI, excluding petroleum, increased by 6.8% and 0.6% in 2018 and 2019, respectively. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased 6.2% in 2018 and increased 0.2% in 2019. The total workload units at our Mexican airports were 42.6 million and 45.7 million in 2018 and 2019, respectively, representing an increase of 10.6% in 2018, and an increase of 7.4% in 2019. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2018 and 2019, average aeronautical revenues per workload unit were Ps.201.4 and Ps.207.0 respectively, which represented an increase of 4.0% and an increase of 2.8% in 2018 and 2019, respectively. These increases resulted mainly from increases in traffic and tariffs due to adjustments for inflation.

On December 12, 2019, the SCT set new airport maximum rates for the five-year period from January 1, 2020 through December 31, 2024 expressed in constant pesos as of December 31, 2017. On January 2, 2020, these rates were published in the Official Gazette of the Federation (Diario Oficial de la Federación). The maximum rates for each of our airports under the Master Development Programs went into effect as of January 1, 2020 and were adjusted by inflation using the Mexican PPI. These rates were further adjusted on November 27, 2020, as a result of an Extraordinary Review Process requested by us as a result of the COVID-19 pandemic and its effects on our business. See Item 4, “Special Adjustments to Maximum Rates.”

For the period from January 1, 2020 until December 31, 2024, the efficiency factor was 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican PPI), increased 14.9% in 2020 as compared to 2019, mainly as a result of the new airport maximum tariffs since January 1, 2020. At the same time, the Mexican PPI, excluding petroleum, increased by 5.2% in 2020. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased 18.1% in 2020. The total workload units at our Mexican airports were 27.2 million in 2020, representing a decrease of 40.6% in 2020. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2020, average aeronautical revenues per workload unit were Ps.227.3, which represented an increase of 16.9% in 2020. These increases resulted mainly from increases in tariffs due to adjustments for inflation in our new Master Development Programs.

Historically, we have set our tariffs for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. However, there can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future or that we will not be sanctioned in case we exceed our maximum rates. In prior years, in order to ensure our compliance with the maximum rate at a particular Mexican airport when the possibility of exceeding that maximum rate arose, we have taken actions in the latter part of the year, such as reducing our specific prices for aeronautical services and offering discounts or rebates, to ensure our compliance with the applicable maximum rate. For a discussion of risks related to our ability to set specific prices, see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate ” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.”

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

For NMIA, maximum rates for the five-year period from 2020-2024 went into effect as of April 1, 2020. Thereafter, regulated aeronautical charges will be reviewed every five years.

We filed a petition to review the tariffs, capital expenditures and the terms and conditions of the Concession Agreement for both airports due to the traffic impact of the COVID-19 pandemic. Our petition is under review, we expect a final decision during the fourth quarter of 2021.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s and PACKAL’s maximum regulated charges and the procedures for setting maximum regulated charges for future periods.

Non-Aeronautical Revenues

Non-aeronautical services historically generate a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 22.5%, 23.2% and 20.6% of total revenues in 2018, 2019 and 2020, respectively. Non-aeronautical revenues per terminal passenger were Ps.70.9, Ps.77.4 and Ps.89.6 in 2018, 2019 and 2020, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation systems.

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

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Revenues

	Year ended December 31,
	2018			2019(1)			2020
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services:
Businesses operated by third parties:
Leasing of space (2)	Ps.	229.1	7.2%	Ps.	246.1	6.5%	Ps.	207.8	8.5%
Car rentals		310.3	9.7		378.6	10.0		283.3	11.6
Food and beverage operations		337.0	10.6		482.5	12.8		304.8	12.4
Retail operations		345.0	10.8		380.9	10.1		253.8	10.4
Duty-free operations		468.3	14.7		527.3	14.0		312.5	12.8
Timeshare operators		196.5	6.2		222.4	5.9		102.7	4.2
Ground transportation		129.5	4.1		143.2	3.8		96.8	4.0
Communications and financial services		81.7	2.6		87.6	2.3		63.7	2.6
Other		56.8	1.8		65.8	1.8		78.7	3.2
Total businesses operated by third parties:		2,154.2	67.7%		2,534.4	67.2%		1,704.1	69.6%
Businesses operated directly by us:
Car parking charges		320.6	10.1		368.7	9.8		234.5	9.6
VIP lounges		177.9	5.6		273.1	7.2		144.9	5.9
Advertising		222.7	7.0		193.7	5.1		88.9	3.6
Convenience stores		107.2	3.4		165.6	4.4		102.1	4.2
Total businesses operated directly by us:		828.4	26.0		1,001.1	26.5		570.4	23.3
Recovery of costs (3)		200.9	6.3		236.0	6.3		173.5	7.1
Total non-aeronautical revenues	Ps.	3,183.5	100.0%	Ps.	3,771.5	100.0%	Ps.	2,448.1	100.0%
Other Information:
Total terminal passengers (millions)		44.9			48.7			27.3
Non-aeronautical revenues per terminal passenger	Ps.	70.9		Ps.	77.4		Ps.	89.6
Change in non-aeronautical revenues per terminal passenger (year-on-year)			4.1%			9.2%			15.7%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).

(3)	Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

In 2020, revenues from non-aeronautical services in our airports accounted for 20.6% of the total revenues generated by our airports (in 2020, non-aeronautical revenues represented 25.3% of the sum of aeronautical and non-aeronautical revenues). While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues, except in the years in which the maximum tariffs are reset. In 2020, non-aeronautical revenues per terminal passenger increased 15.8% (from Ps. 77.4 in 2019 to Ps.89.7 in 2020, during which time the number of terminal passengers decreased 43.9%).

Non-aeronautical revenues per terminal passenger show the average revenue generated by the commercial areas of our airports, and it is calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. Therefore, if non-aeronautical revenues decline proportionately less than the decline in the number of terminal passengers during a period, non-aeronautical revenues per terminal passenger will increase despite the decrease in non-aeronautical revenues. Non-aeronautical revenues per terminal passenger are principally affected by:

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

Approximately 98.2% of the contracts with third-party tenants that could be arranged as royalty-based have already been executed under those conditions (representing approximately 89.6% of our total non-aeronautical revenues). Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

During 2018, 2019 and 2020, non-aeronautical revenues were Ps.3,183.5 million, Ps.3,771.5 million and Ps.2,448.1 million, respectively, representing an increase of 14.8% in 2018, an increase of 18.5% in 2019 and a decrease of 35.1% in 2020. During 2020, non-aeronautical revenues decrease less than terminal passengers, which decreased 43.9%. In 2020, non-aeronautical revenues per terminal passenger increased from Ps.77.4 per passenger in 2019 to Ps.89.6 in 2020, representing an increase of 15.7% from 2019 to 2020, primarily due to the opening of new commercial spaces in early 2020, offset by the effects of the COVID-19 pandemic, due to the decrease in passenger traffic and the discounts and other benefits granted to our tenants, in order to provide them with liquidity to restart their operations after the lockdowns.

Recognition of Revenues from Improvements to Concession Assets

IFRIC 12 requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets in relation with the concession’s obligation to perform improvements as established in the Master Development Programs in Mexico and Capital Development Program in Jamaica. Revenues represent the value of the exchange between us and the respective government with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs in Mexico and Capital Development Program in Jamaica, and in exchange, the respective government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations per the Master Development Programs in Mexico and Capital Development Program in Jamaica should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs and Capital Development Program are included in the tariffs. Therefore, we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs and Capital Development Program.

Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. During 2018, we recognized Ps.1,440.2 million in revenues from improvements to concession assets. This represented an increase of 9.7% as compared to 2017, due to higher investment commitments under our Master Development Programs. In 2019, we recognized Ps.1,906.8 million in revenues from improvements to concession assets. This represented an increase of 32.4% as compared to 2018, due to higher investment commitments under our Master Development Programs. In 2020, we recognized Ps.2,192.6 million in revenues from improvements to concession assets. This represented an increase of 15.0% as compared to 2019, which was the last year under the Master Development Programs for the 2015-2019 period.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2018		2019(1)		2020
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	773.6	Ps.	877.1	Ps.	970.5	10.7%
Maintenance		528.9		578.5		426.5	(26.3)%
Safety, security and insurance		386.1		428.2		458.3	7.0%
Utilities		335.0		380.4		355.6	(6.5)%
Other		430.1		480.7		457.8	(4.8)%
Total cost of services		2,453.7		2,744.9		2,668.7	(2.8)%
Technical assistance fees		411.5		461.5		289.1	(37.4)%
Concession taxes		1,076.4		1,318.2		908.3	(31.1)%
Depreciation and amortization:							-
Depreciation (2)		400.2		446.5		495.3	10.9%
Amortization (3)		1,169.4		1,329.6		1,505.1	13.2%
Total depreciation and amortization		1,569.6		1,776.1		2,000.4	12.6%
Other (income) expenses - net		(73.2)		1.2		(12.7)	(1,150.0)%
		5,438.0		6,302.0		5,853.8	(7.1)%
Cost of improvements to concession assets		1,440.2		1,906.8		2,192.6	15.0%
Total operating costs	Ps.	6,878.2	Ps.	8,208.8	Ps.	8,046.4	(2.0)%
Other Information:
Total workload units (thousands) (4)		47,160.9		50,947.1		29,550.8	(42.0)%
Cost of services per workload unit	Ps.	52.0	Ps.	53.9	Ps.	90.3	67.6%
Cost of services / the sum of aeronautical and non-aeronautical revenues (5)		19.3%		19.2%		27.6%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(3)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(4)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(5)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

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

Therefore, if the cost of services increases less in proportion to the increase in workload units, the cost of service per workload unit decreases. Similarly, cost of service per workload units increases in periods in which the costs of service remain stable but workload units declined.

Our cost of services per workload unit was Ps.52.0 in 2018, Ps.53.9 in 2019 and Ps.90.3 in 2020, an increase of 3.7% from 2018 to 2019 and an increase of 68.3% from 2019 to 2020 due to the decrease in workload units. In 2020, cost of services decreased by 2.8% or Ps.76.2 million, while total workload units decreased by 42.0%, the decrease was primarily due to a decrease in maintenance costs of Ps.152.0 million, a Ps.24.8 million decrease in utilities, a Ps. 22.9 million decrease in other costs; partially offset by an increase in employee costs of Ps.93.4 million and a Ps.30.1 million decrease in safety and security costs. Cost of services for 2020 would have decreased more as compared to 2019, but for the fact that for 2019 cost of services includes information for PACKAL for the period from October 10 to December 31, 2019 only; while cost of services for 2020 includes full year information for PACKAL. Cost of services decreased by Ps.216.4 million, or 9.8% for our Mexican airports, which was mainly due to a Ps.155.4 million decrease in maintenance, a Ps.58.7 million decrease in other costs, a Ps.33.6 million decrease in utilities and a Ps. 21.9 million decrease in safety and security costs. These decreases in cost of services were partially offset by a Ps.53.1 million increase in employee costs. Cost of services at the Montego Bay airport decreased by Ps.66.4 million, mainly due to a Ps.6.1 million decrease in employee costs, a Ps.23.4 million decrease in utilities, a Ps.24.7 million decrease in maintenance costs and a Ps.14.5 million decrease in other costs, partially offset by a Ps.2.3 million increase in safety, security and insurance costs. Cost of services for PACKAL increased by Ps.206.7 million due to the consolidation of a full year of results for 2020 as compared to the period from October 1 to December 31, 2019. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) decreased by 1,650 basis points from 56.1% in 2019 to 39.5% in 2020, mainly as a result of the generalized decrease in revenues resulting from the impact of COVID-19 and the consolidation of results for PACKAL for the full year.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated income from operations, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. In 2018, 2019 and 2020, this fee was Ps.411.5 million, Ps.461.5 million and Ps.289.2 million, respectively.

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

In 2018, 2019 and 2020, this tax amounted Ps.533.5 million, Ps.599.1 million and Ps.406.0 million, respectively.

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

According to the Concession Agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan or other payment to MBJA’s shareholders. To date, MBJA’s IRR Hurdle has not been reached; the aggregate as of December 2020 was 19.0%.

The concession fee applied in 2018 was U.S.$2.87 per workload unit serviced. In 2018, the sum of these monthly and annual concession fees was Ps.542.9 million. The concession fee applied in 2019 was U.S.$2.93 per workload unit serviced. In 2019, the sum of these monthly and annual concession fees was Ps.611.5 million. The concession fee applied in 2020 was U.S.$2.94 per workload unit serviced. In 2020, the sum of these monthly and annual concession fees was Ps.208.2 million.

The additional concession fee for the concession year ending March 2018, March 2019 and March 2020 was U.S.$15.9 million, U.S.$16.9 million and U.S.$17.2 million, respectively.

Under the terms of the NMIA Concession Agreement and the relevant tax legislation, PACKAL is required to pay a monthly concession fee of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues of NMIA, to the Jamaican government to allow it to use and develop the assets subject to the concession.

From October 10, 2019 through December 31, 2019 PACKAL paid Ps.107.6 million in concession fees. For 2020, PACKAL paid Ps.294.1 million in concession fees.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs. In 2018 and 2020, we did not write off any amounts. In 2019, these write-offs totaled Ps.46.8 million. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10 and 11 to our audited consolidated financial statements.

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

Our effective tax rates in 2018, 2019 and 2020 were 26.6%, 25.8% and 19.6%, respectively.

In 2020, our effective tax rate decreased 610 basis points as compared to 2019, resulting from a Ps.1,333.3 million decrease in our current tax expense due to a 67.6% decrease in our earnings before income taxes as a result of the effects of the COVID-19 pandemic. This decrease was partially offset by a Ps.91.1 million increase in deferred income tax benefits due to higher inflation, which increased from an inflation rate of 2.8% in 2019 to an inflation rate of 3.2% in 2020.

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

In 2018, our effective tax rate increased 340 basis points as compared to 2017, resulting from a Ps.160.5 million decrease in the deferred tax benefits as a result of 4.8% inflation in 2018, versus 6.8% in 2017. These changes were offset by a decrease in our current tax expense by Ps.267.9 million, resulting from an increase in our earnings before income taxes of 13.5%.

We paid Ps.2,263.4 million, Ps.2,163.1 million and Ps.812.0 million, in corporate taxes in 2018, 2019 and 2020, respectively, representing 32.3%, 29.4% and 34.0% of our earnings before taxes.

Taxation in Mexico

Beginning in 2014, significant changes to tax laws applicable in Mexico came into force, with substantial effects for Mexican taxpayers (as published in the Official Gazette on December 11, 2013, the “2014 Fiscal Reform”).

The principal change to affect our business from the 2014 Fiscal Reform was the effect on our deferred income taxes caused by the reform to the Income Tax Law, by which the income tax rate was prospectively increased from 28% to 30%. The new income tax rate applies to all of our Mexican entities except for those entities with operations located on the Mexican side of the border with the United States, which will be subject to an income tax rate of 20% pursuant to the Decree for Fiscal Incentives in the Northern Border Region (Decreto de Estímulos Fiscales Región Fronteriza Norte). On December 30, 2020, the Mexican government published a decree in the Official Gazette that extends the period during which the 20% income tax rate will apply to December 31, 2024.

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

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we have ten years beginning in 2008 to recover those existing asset tax credits. Every year, we review and adjust, as necessary, our financial projections based on new expectations of revenues, expenses and capital expenditures, whether for our Master Development Programs, for new maximum tariffs or new passenger traffic projections. Based on these changes, which resulted in our ability to recover tax on assets previously determined to be unrecoverable, and our financial projections for 2008 to 2017, we recognized Ps.354.9 million in 2007 associated with a previously paid recoverable tax on assets. During 2018, we recovered Ps.25.3 million of the amount recognized in 2007. In 2019 and 2020, we recovered Ps.18.5 million and Ps. 14.9 million respectively and believe no additional asset tax credit carryforward is recoverable.

Taxation in Jamaica

Jamaican companies, including our Jamaican airports, are required to pay corporate income tax on taxable profit, employer taxes on certain employee costs and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if any dividends are paid to shareholders in the subsequent fiscal years, based on a prescribed formula. In 2018, 2019 and 2020, MBJA incurred U.S.$9.4 million (Ps.179.9 million), U.S.$9.7 million (Ps.186.8 million) and U.S.$1.0 million (Ps.20.7 million), respectively, in corporate income tax liabilities. From October 10, 2019 through December 31, 2019 and in the 2020 year, PACKAL did not incur corporate income tax liabilities for the period due to the fact that expenses exceeded income for the period.

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

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted Ps.7.2 million in 2018, Ps.8.0 million in 2019 and Ps.8.7 million in 2020.

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

As of October 10, 2020 PACKAL participates in a defined contribution pension scheme, given that all employees are permanent. The assets of the pension are held in an Approved Retirement Scheme. Under this contribution pension scheme, PACKAL pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. PACKAL’s contributions are charged to the statement of comprehensive income for the year to which they relate.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2018	2019	2020
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar (1)	(0.3)%	(4.3)%	5.9%
Mexican inflation rate (2)	4.8%	2.8%	3.2%
U.S. inflation rate (3)	1.9%	2.3%	1.4%
Increase in Mexican GDP (4)	2.0%	(0.1)%	(8.2)%

(1)

Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.19.6829 per U.S.$1.00 as of December 31, 2018, Ps.18.8452 per U.S.$1.00 as of December 31, 2019 and Ps.19.9487 per U.S.$1.00 as of December 31, 2020.

(2)	Based on changes in the Mexican CPI from the previous period, as reported by INEGI. The Mexican CPI at year-end was 103.019 in 2018, 105.934 in 2019 and 109.272 in 2020.
(3)	As reported by the U.S. Bureau of Labor Statistics.
(4)	Estimated as reported by INEGI.

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

•

Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars, but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2018, 2019 and 2020, we collected passenger charges from airlines within an average period of 57, 54 and 67 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SCT at least three times. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

•

Non-aeronautical revenues. In addition, some of our non-aeronautical revenue contracts are denominated and invoiced in U.S. dollars; however, some of them are collected in Mexican pesos. Consequently, an appreciation of the peso against the U.S. dollar would cause declines in our revenues from these U.S. dollar-denominated contracts.

Results of Operations by Subsidiary

Historically, our most profitable airports have been our Guadalajara, Los Cabos, Montego Bay and Puerto Vallarta international airports, which handle the majority of our international passengers. However, in 2020 due to the impact of the COVID-19 pandemic on our airports in tourist areas, our Tijuana airport was our second airport with the most passenger traffic. In 2020, our Tijuana airport had the lowest percentage decrease in passenger traffic (a decrease of 29.2%).

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

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations

		Year ended December 31,
	2018		2019		2020
		(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	2,824,677	Ps.	2,978,617	Ps.	2,103,574
Non-aeronautical services		796,739		938,445		591,789
		3,621,416		3,917,062		2,695,364
Improvements to concession assets (1)		110,415		858,807		614,479
Total revenues		3,731,831		4,775,868		3,309,842
Total costs		1,277,072		2,176,553		1,837,386
Costs of operations (2)		769,019		867,224		752,508
Cost of improvements to concession (1)		110,415		858,807		614,479
Depreciation and amortization		310,882		346,587		368,964
Other expense		86,756		103,935		101,435
Income from operations		2,454,759		2,599,316		1,472,456
Operating margin (3)		65.78%		54.43%		44.49%
Tijuana:
Revenues:
Aeronautical services	Ps.	1,344,122	Ps.	1,568,297	Ps.	1,192,187
Non-aeronautical services		326,214		454,098		335,419
		1,670,337		2,022,396		1,527,606
Improvements to concession assets (1)		100,986		300,221		681,755
Total revenues		1,771,323		2,322,617		2,209,360
Total costs		728,956		1,047,716		1,407,306
Costs of operations (2)		364,605		447,599		406,858
Cost of improvements to concession (1)		100,986		300,221		681,755
Depreciation and amortization		180,904		206,983		254,634
Other expense		82,460		92,914		64,059
Income from operations		1,042,367		1,274,901		802,055
Operating margin (3)		58.85%		54.89%		36.30%
Los Cabos:
Revenues:
Aeronautical services	Ps.	1,244,106	Ps.	1,364,746	Ps.	971,021
Non-aeronautical services		698,891		787,424		460,939
		1,942,997		2,152,170		1,431,961
Improvements to concession assets (1)		346,956		299,155		339,231
Total revenues		2,289,954		2,451,326		1,771,191
Total costs		1,017,773		1,053,998		1,014,561
Costs of operations (2)		403,660		475,215		367,048
Cost of improvements to concession (1)		346,956		299,155		339,231
Depreciation and amortization		217,858		234,669		265,581
Other expense		49,299		44,958		42,702
Income from operations		1,272,180		1,397,328		756,630
Operating margin (3)		55.55%		57.00%		42.72%

	Year ended December 31,
	2018		2019		2020
		(thousands of pesos, except percentages)
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	1,088,417	Ps.	1,183,610	Ps.	776,424
Non-aeronautical services		399,427		455,699		266,442
		1,487,844		1,639,309		1,042,866
Improvements to concession assets (1)		40,330		57,697		67,026
Total revenues		1,528,174		1,697,007		1,109,892
Total costs		585,623		645,337		583,131
Costs of operations (2)		352,589		357,132		294,821
Cost of improvements to concession (1)		40,330		57,697		67,026
Depreciation and amortization		153,230		156,383		168,579
Other expense		39,474		74,125		52,705
Income from operations		942,551		1,051,669		526,761
Operating margin (3)		61.68%		61.97%		47.46%
Montego Bay:
Revenues:
Aeronautical services	Ps.	1,419,674	Ps.	1,512,164	Ps.	695,879
Non-aeronautical services		543,878		585,325		327,158
		1,963,552		2,097,489		1,023,037
Improvements to concession assets (1)		545,959		136,363		138,768
Total revenues		2,509,511		2,233,853		1,161,805
Total costs		1,866,797		1,604,825		1,250,706
Costs of operations (2)		986,266		1,068,338		598,063
Cost of improvements to concession (1)		545,959		136,363		138,768
Depreciation and amortization		354,963		399,738		512,098
Other expense		(20,391)		386		1,777
Income from operations		642,714		629,027		(88,901)
Operating margin (3)		25.61%		28.16%		(7.65)%
Guanajuato:
Revenues:
Aeronautical services	Ps.	484,799	Ps.	584,650	Ps.	338,633
Non-aeronautical services		148,119		180,327		113,826
		632,918		764,976		452,459
Improvements to concession assets (1)		16,244		32,853		36,334
Total revenues		649,162		797,829		488,793
Total costs		241,125		320,512		272,749
Costs of operations (2)		149,389		169,099		137,900
Cost of improvements to concession (1)		16,244		32,853		36,334
Depreciation and amortization		61,072		101,688		72,362
Other expense		14,419		16,873		26,153
Income from operations		408,037		477,317		216,044
Operating margin (3)		62.86%		59.83%		44.20%

	Year ended December 31,
	2018		2019(1)		2020
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	306,118	Ps.	337,380	Ps.	204,650
Non-aeronautical services		82,922		97,696		64,609
		389,040		435,076		269,260
Improvements to concession assets (1)		47,541		3,332		19,329
Total revenues		436,581		438,408		288,588
Total costs		283,006		247,329		230,818
Costs of operations (2)		142,377		152,523		116,891
Cost of improvements to concession (1)		47,541		3,332		19,329
Depreciation and amortization		72,635		75,028		76,330
Other expense		20,452		16,446		18,269
Income from operations		153,575		191,079		57,770
Operating margin (3)		35.18%		43.58%		20.02%
Other Airport Subsidiaries (4) :
Revenues:
Aeronautical services	Ps.	787,242	Ps.	1,018,256	Ps.	943,372
Non-aeronautical services		180,517		265,281		283,982
		967,759		1,283,537		1,227,354
Improvements to concession assets (1)		231,771		218,371		295,658
Total revenues		1,199,530		1,501,910		1,523,012
Total costs		893,333		1,151,659		1,557,645
Costs of operations (2)		409,838		637,879		938,431
Cost of improvements to concession (1)		231,771		218,371		295,658
Depreciation and amortization		186,996		210,358		240,766
Other expense		64,728		85,051		82,790
Income from operations		306,197		350,251		(34,633)
Operating margin (3)		25.53%		23.32%		(2.27)%
Other Subsidiaries (5) :
Revenues:
Non-aeronautical services	Ps.	6,823	Ps.	7,205	Ps.	3,889
Total revenues		6,823		7,205		3,889
Total costs		(15,447)		(37,633)		(107,918)
Costs of operations (2)		363,806		349,624		253,651
Depreciation and amortization		31,097		44,703		41,046
Other (income)		(410,350)		(431,960)		(402,615)
Income from operations		22,270		44,838		111,807
Total:
Revenues:
Aeronautical services	Ps.	9,499,154	Ps.	10,547,720	Ps.	7,225,742
Non-aeronautical services		3,183,532		3,771,500		2,448,053
		12,682,686		14,319,220		9,673,795
Improvements to concession assets (1)		1,440,204		1,906,801		2,192,578
Total revenues		14,122,890		16,226,021		11,866,373
Total costs		6,878,237		8,208,783		8,046,384
Costs of operations (2)		3,941,549		4,524,633		3,866,170
Cost of improvements to concession (1)		1,440,204		1,906,801		2,192,578
Depreciation and amortization		1,569,637		1,776,137		2,000,361
Other (income) expense		(73,152)		1,212		(12,725)
Income from operations		7,244,652		8,017,238		3,819,989
Operating margin (3)		51.30%		49.41%		32.19%

(1)	Corresponds to recognition of revenues and costs pursuant to IFRIC 12.
(2)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

(3)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(4)

Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports. It also includes information for the Kingston airport for the period from October 10 to December 31, 2019 and for the full year in 2020.

(5)	Other subsidiaries data reflects the results of operations of our principal holding company as well as those of our administrative, operating and car parking services providers.

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2018		2019(1)		2020		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	9,499,154	Ps.	10,547,720	Ps.	7,225,742	(31.5)%
Non-aeronautical services		3,183,532		3,771,500		2,448,053	(35.1)%
		12,682,686		14,319,220		9,673,795	(32.4)%
Improvements to concession assets		1,440,204		1,906,801		2,192,578	15.0%
Total revenues		14,122,890		16,226,021		11,866,373	(26.9)%
Operating costs:
Cost of services		2,453,722		2,744,864		2,668,707	(2.8)%
Technical assistance fees		411,477		461,549		289,154	(37.4)%
Concession taxes		1,076,350		1,318,220		908,310	(31.1)%
Depreciation and amortization		1,569,637		1,776,137		2,000,360	12.6%
Other (income) expense		(73,152)		1,212		(12,726)	(1,150.0)%
Cost of improvements to concession assets		1,440,204		1,906,801		2,192,578	15.0%
Total costs		6,878,238		8,208,783		8,046,384	2.0%
Income from operations		7,244,652		8,017,238		3,819,989	(52.4)%
Finance cost
Interest cost, net		(435,717)		(759,917)		(1,103,738)	45.2%
Exchange gain, net		199,684		88,785		(330,484)	(472.2)%
Net finance (cost) income		(236,033)		(671,132)		(1,434,222)	113.7%
Share of (loss) profit of associate		(947)		79		3	(96.2)%
Income before income taxes		7,007,672		7,346,185		2,385,770	(67.5)%
Income tax expense		1,869,041		1,891,443		467,067	(75.3)%
Profit for the year		5,138,631		5,454,742		1,918,703	(64.8)%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(103,569)		(269,440)		580,308	(315.4)%
Cash flow hedges, effective portion of changes in fair value, net of income tax		—		(172,094)		(299,013)	73.7%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax		(161)		(1,404)		(16,658)	1,086.5%
Total comprehensive income for the year		5,034,901		5,011,804		2,183,340	(56.4)%
Profit for the year attributable to:
Controlling interest		5,037,368		5,360,152		1,968,856	(63.3)%
Non-controlling interesting		101,263		94,590		(50,153)	(153.0)%
Profit for the year		5,138,631		5,454,742		1,918,703	(64.8)%
Total comprehensive income for the year
Controlling interest		4,936,526		4,937,027		2,164,639	(56.2)%
Non-controlling interesting		98,375		74,777		18,701	(75.0)%
Total comprehensive income for the year		5,034,901		5,011,804		2,183,340	(56.4)%
Other operating data:
Operating margin (2)		51.3%		49.4%		32.2%	34.8%
Net margin (3)		36.4%		33.6%		16.2%	(51.9)%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.

(2)	Income from operations divided by total revenues, expressed as a percentage.
(3)	Profit for the year divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2020 Compared to the Year Ended December 31, 2019

Revenues

Total revenues decreased by Ps.4,359.6 million, or 26.9%, from Ps.16,226.0 million in 2019 to Ps.11,866.4 million in 2020 as a result of the impact of the COVID-19 pandemic. The total revenue decrease comprised a decrease of Ps.3,322.0 million, or 31.5%, in aeronautical services revenues and a decrease of Ps.1,323.4 million, or 35.1%, in non-aeronautical services revenues. This decrease was partially offset by an increase of Ps.285.8 million, or 15.0%, in revenues from improvements to concession assets which increased as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues decreased by Ps.3,322.0 million, or 31.5%, from Ps.10,547.8 million in 2019 to Ps.7,225.7 million in 2020, mainly due to a decrease of Ps.2,718.4 million, or 30.6%, in revenues at our Mexican airports primarily as a result of a decrease of Ps.2,258.3 million, or 29.7%, in revenues from passenger charges, as a result of the 42.4% decrease in total passenger traffic due to the impact of the COVID-19 pandemic and partially offset by the increase in specific tariffs as of January 1, 2020. Revenues from aircraft landing and parking fees in our Mexican airports decreased by Ps.328.2 million, or 38.0%, while revenues from the leasing of space to airlines for ticket counters, airport security and complementary services decreased by Ps.131.9 million, or 31.2%. Revenues from the Montego Bay airport decreased by Ps.816.3 million, or 54.0%, in 2020 compared to 2019 mainly due to a decrease in passenger traffic of 65.8% as a result of the impact of the COVID-19 pandemic, and partially offset by an increase of the U.S. CPI of 1.4% and increase in specific tariffs as of January 1, 2020. The consolidation of a full year of results for PACKAL contributed Ps.354.5 million in aeronautical services revenues in 2020 (an increase of Ps.212.7 million as compared to the period from October 10 to December 31, 2019).

Non-Aeronautical Services Revenues

Non-aeronautical services revenues decreased by Ps.1,323.4 million, or 35.1%, from Ps.3,771.5 million in 2019 to Ps.2,448.1 million in 2019 as a result of the impact of the COVID-19 pandemic. Non-aeronautical services revenues at our Mexican airports decreased Ps.1,155.9 million, or 36.7%, compared to 2019, driven mainly by a decrease of Ps.649.7 million or 33.2%, in revenues from businesses operated by third parties. The decrease in revenues from businesses operated by third parties was primarily driven by a decrease in revenues from food and beverage services, car rentals, duty-free stores, retail stores, ground transportation, timeshares and commercial spaces, which jointly decreased by Ps.641.5 million. Revenues from businesses operated directly by us decreased by Ps.433.3 million, or 44.0%, mainly due to a decrease in car parking, convenience stores, advertising and VIP lounges revenues. Revenues from the Montego Bay airport decreased by Ps.258.2 million, or 44.1% compared to 2019, mainly as a result of a decrease in revenues from duty-free stores, retail stores, leasing of space and food and beverage operations. The consolidation of a full year of results for PACKAL contributed Ps.128.7 million to non-aeronautical revenues in 2020 (an increase of Ps.90.7 million as compared to the period from October 10 to December 31, 2019).

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets increased by Ps.285.8 million, or 15.0%, from Ps.1,906.8 million in 2019 to Ps.2,192.6 million in 2020. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. During 2020, the main commitments of improvements to concession assets included: (i) rehabilitation and expansion of the terminal building at the Los Cabos airport, (ii) the building of a new processing building at the Tijuana airport, (iii) the building of a new runway and taxiing runway parallel to the main one at the Guadalajara airport (iv) installation and adaptation of solar panels at 12 airports and (v) the expansion of the terminal building at the Montego Bay airport.

Revenues by Airport

Total revenues for the Guadalajara airport decreased by Ps.1,466.0 million, or 30.7%, from Ps.4,775.9 million in 2019 to Ps.3,309.8 million in 2020 (revenues decreased by Ps.1,221.7 million, or 31.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues decreased by Ps.875.0 million, or 29.4%, from Ps.2,978.6 million in 2019 to Ps.2,103.6 million in 2020. This decrease in aeronautical services revenues was mainly due to a Ps.697.9 million, or 27.7%, decrease in passenger charges driven by a 45.3% decrease in passenger traffic and partially offset by the increase in specific tariffs as of January 1, 2020. Non-aeronautical services revenues decreased by Ps.346.7 million, or 36.9%, from Ps.938.4 million in 2019 to Ps.591.8 million in 2020, this decrease in non-aeronautical services revenues was primarily due to a Ps.145.1 million decrease in revenues from businesses operated by third parties, such as food and beverage operations, car rentals, retail operations, and duty-free operations. Revenues from business lines operated by us decreased Ps.201.5 million, or 52.1%, principally as a result of a decrease in revenues from car parking, convenience stores, VIP lounges and advertising. Revenues from improvements to concession assets decreased by Ps.224.3 million, or 28.4%, in 2020 as compared to 2019.

Total revenues for the Tijuana airport decreased by Ps.113.3 million, or 4.9%, from Ps.2,322.6 million in 2019 to Ps.2,209.4 million in 2020 (revenues decreased by Ps.494.8 million, or 24.5%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues decreased by Ps.376.1 million, or 24.0%, from Ps.1,568.3 million in 2019 to Ps.1,192.2 million in 2020. This decrease in aeronautical services revenues was mainly due to a decrease in passenger charges of Ps.343.7 million driven by a 29.2% decrease in passenger traffic, as well as decreases in revenues from landing, leasing of space to airlines, aircraft parking charges and airport security charges, which together decreased by Ps.23.6 million and partially offset by the increase in specific tariffs as of January 1, 2020. Non-aeronautical services revenues decreased by Ps.118.7 million, or 26.1%, from Ps.454.1 million in 2019 to Ps.335.4 million in 2020 primarily due to a decrease of Ps.76.6 million from business lines operated by us, including VIP lounges, car parking, advertising and convenience stores and a decrease of Ps.42.1 million in revenues from business lines operated by third parties, including car rental and food and beverage operations. Revenues from improvements to concession assets increased by Ps.381.5 million, or 127.1%, in 2020 as compared to 2019.

Total revenues for the Los Cabos airport decreased by Ps.680.1 million, or 27.7%, from Ps.2,451.3 million in 2019 to Ps.1,771.2 million in 2020 (revenues decreased by Ps.720.2 million, or 33.5%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues decreased by Ps.393.7 million, or 28.8% from Ps.1,364.7 million in 2019 to Ps.971.0 million in 2020. This decrease in aeronautical services revenues was mainly due to a Ps.308.9 million, or 26.9%, decrease in passenger charges driven by a 45.4% decrease in passenger traffic, as well as decreases in landing charges, airport security charges and complementary service providers totaling Ps.71.8 million and partially offset by the increase in specific tariffs as of January 1, 2020. Non-aeronautical services revenues decreased by Ps.326.5 million, or 41.5%, from Ps.787.4 million in 2019 to Ps.460.9 million in 2020, primarily due to a Ps.264.5 million decrease in revenues from business lines operated by third parties, including duty-free operations, food and beverage operations, retail, timeshare operation, and car rental, as well as a Ps.62.0 million decrease in revenues from business lines operated by us, including car parking, advertising and VIP lounges. Revenues from improvements to concession assets increased by Ps.40.1 million, or 13.4%, in 2020, as compared to 2019.

Total revenues for the Puerto Vallarta airport decreased by Ps.587.1 million, or 34.6%, from Ps.1,697.0 million in 2019 to Ps.1,109.9 million in 2020 (revenues decreased by Ps.596.4 million, or 36.4%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues decreased by Ps.407.2 million, or 34.4%, from Ps.1,183.6 million in 2019 to Ps.776.4 million in 2020. This decrease in aeronautical services revenues was primarily due to a decrease in passenger charges of Ps.337.8 million, caused primarily by a 49.8% decrease in passenger traffic and a decrease in revenues of Ps.62.7 million from landing charges, airport security charges and complementary service providers and partially offset by the increase in specific tariffs as of January 1, 2020. Non-aeronautical services revenues decreased by Ps.189.3 million, or 41.5%, from Ps.455.7 million in 2019 to Ps.266.4 million in 2020, due to a Ps.133.2 million decrease in revenues from businesses operated by third parties, including retail operations, timeshare operation, car rentals, food and beverage operations and duty-free operations, and a decrease in revenues from business lines operated by us of Ps.56.1 million, mainly due to decreases in revenues from convenience stores and VIP lounges. Revenues from improvements to concession assets increased by Ps.9.3 million, or 16.2%, in 2020, as compared to 2019.

Total revenues for the Montego Bay airport decreased by Ps.1,072.0 million, or 48.0%, from Ps.2,233.9 million in 2019 to Ps.1,161.8 million in 2020 (revenues decreased by Ps.1,074.5 million, or 51.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues decreased by Ps.816.3 million, or 54.0%, from Ps.1,512.2 million in 2019 to Ps.695.9 million in 2020. This decrease in aeronautical services revenues was mainly due to a Ps.486.1 million, or 52.8%, decrease in passenger charges, as well as a decrease of Ps.143.5 million, or 53.6%, in revenues from airport security charges and landing charges. Non-aeronautical services revenues decreased by Ps.258.2 million, or 44.1%, from Ps.585.3 million in 2019 to Ps.327.2 million in 2020, primarily due to a Ps.238.9 million decrease in revenues from businesses operated by third parties, such as duty-free operations, car rentals, leasing of space and food and beverage operations. Revenues from improvements to concession assets increased by Ps.2.4 million, or 1.8%, in 2020, as compared to 2019.

Total revenues for the Guanajuato airport decreased by Ps.309.0 million, or 38.7%, from Ps.797.8 million in 2019 to Ps.488.8 million in 2020 (revenues decreased Ps.312.5 million, or 40.9%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues decreased by Ps.246.0 million, or 42.1%, from Ps.584.6 million in 2019 to Ps.338.6 million in 2020, mainly due to a decrease in passenger charges of Ps.214.8 million, or 42.3%, driven by a 49.6% decrease in passenger traffic, as well as a Ps.26.2 million decrease in landing charges, airport security charges and complementary service providers and partially offset by the increase in specific tariffs as of January 1, 2020. Non-aeronautical services revenues decreased by Ps.66.5 million, or 36.9%, from Ps.180.3 million in 2019 to Ps.113.8 million in 2020. This decrease in non-aeronautical services revenues is a result of a Ps.23.8 million decrease in revenues from businesses operated by third parties, including retail operations, food and beverage operations, leasing of space and car rentals, as well as a Ps.42.7 million decrease in revenues from businesses operated by us, including revenues related to VIP lounges, car parking charges and convenience stores. Revenues from improvements to concession assets increased by Ps.3.5 million, or 10.6%, in 2020, as compared to 2019.

Total revenues for the Hermosillo airport decreased by Ps.149.8 million, or 34.2%, from Ps.438.4 million in 2019 to Ps.288.6 million in 2020 (revenues decreased Ps.165.8 million, or 38.1%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues decreased by Ps.132.7 million, or 39.3%, from Ps.337.4 million in 2019 to Ps.204.7 million in 2020, mainly due to a decrease in passenger charges of Ps.108.1 million, or 40.1%, caused by a 47.5% decrease in passenger traffic, as well as a decrease of Ps.20.6 million in revenues from complementary service providers, landing charges and aircraft parking charges and partially offset by the increase in specific tariffs as of January 1, 2020. Non-aeronautical services revenues decreased by Ps.33.1 million, or 33.9%, from Ps.97.7 million in 2019 to Ps.64.6 million in 2020, primarily due to a Ps.25.0 million decrease in revenues from business lines operated by us, including revenues related to VIP lounges, advertising and car parking services, and a Ps.8.1 million decrease in revenues from business lines operated by third parties, primarily from retail operations, car rentals and food and beverage operations. Revenues from improvements to concession assets increased by Ps.16.0 million, or 480.0%, in 2020, as compared to 2019.

Total revenues for our other seven airports increased by Ps.21.1 million, or 1.4%, from Ps.1,501.9 million in 2019 to Ps.1,523.0 million in 2020 (revenues decreased by Ps.56.2 million, or 4.4%, taking into account only revenues from aeronautical and non-aeronautical services). This increase was primarily due to the consolidation of a full year of financial results for PACKAL, which contributed Ps.483.1 million in revenues for the full year. Aeronautical services revenues at these airports decreased by Ps.74.9 million, or 7.4%, from Ps.1,018.3 million in 2019 to Ps.943.4 million in 2020, mainly due to a 9.8% decrease in passenger traffic and partially offset by the consolidation of a full year of financial results for PACKAL which contributed Ps.354.4 million. Non-aeronautical services revenues increased by Ps.18.7 million, or 7.0%, from Ps.265.3 million in 2019 to Ps.284.0 million in 2020, primarily due to a Ps.46.9 million increase in revenues from businesses operated by third parties, including from leasing space retail and duty-free stores. This increase was partially offset by a Ps.28.2 million decrease in revenues from businesses operated by us, including advertising, car parking charges, VIP lounges and convenience stores. The consolidation of a full year of financial results for PACKAL contributed Ps.128.7 million in non-aeronautical services revenues. Revenues from improvements to concession assets increased by Ps.77.3 million or 35.4%, in 2020, as compared to 2019.

Operating Costs

Total operating costs decreased by Ps.162.4 million, or 2.0%, from Ps.8,208.8 million in 2019 to Ps.8,046.5 million in 2020, primarily due to a decrease in operating costs for our Mexican airports of Ps.262.9 million, or 4.1%, from Ps.6,420.2 million in 2019 to Ps.6,157.3 million in 2020. Operating expenses of MBJA decreased by Ps.352.1 million, or 21.9%, from Ps.1,604.8 million in 2019 to Ps.1,252.7 million in 2020. The consolidation of a full year of financial results for PACKAL contributed Ps.636.3 million in operating costs in 2020 (an increase of Ps.452.5 million as compared to the period from October 10 to December 31, 2019).

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security and insurance, utilities and other expenses, decreased by Ps.76.2 million, or 2.8%, from Ps.2,744.9 million in 2019 to Ps.2,668.7 million in 2020.

Cost of services for our Mexican airports decreased by Ps.216.4 million, or 9.8%, in 2020 compared to 2019. The change in cost of services for these airports was composed primarily of the following factors:

•

Maintenance costs decreased by Ps.155.4 million, or 31.8%, compared to 2019, mainly due to the partial closure of operational areas and a reduction in non-essential maintenance beginning in the second quarter of 2020 as a result of the COVID-19 pandemic.

•

Other operating expenses decreased by Ps.58.6 million, or 14.0%, mainly due to lower professional services fees, a decline in sales costs for the VIP lounges and convenience stores which together decreased by Ps. 121.7 million, or 21.1%, and partially offset by the recognition of an expected credit loss for doubtful accounts as well supplies and donations related to COVID-19, which jointly totaled Ps.59.1 million or 75.5%.

•

Utility costs decreased by Ps.33.6 million, or 12.9%, compared to 2019, mainly due to a decrease of Ps.45.3 million in electricity consumption as a result of cost saving strategies enacted in an effort to offset the impact of the COVID-19 pandemic on our business and partially offset by an increase in the cost of water consumption of Ps.15.3 million.

•

Employee costs increased by Ps.53.1 million, or 7.4%, compared to 2019, mainly due to increases in personnel and salaries that took place in the first months of 2020 and partially offset as a result of the voluntary early retirement program offered by us beginning in the third quarter of 2020 which resulted in the early retirement of 104 employees and cost Ps.20.2 million.

Of our Mexican airports, the Guadalajara airport contributed the most to our cost of services in 2020, representing 21.8% of our total cost of services.

The cost of services at our Guadalajara airport increased by Ps.4.2 million, or 0.7%, from Ps.578.6 million in 2019 to Ps.582.8 million in 2020, mainly as a result of an increase of Ps.48.7 million in other operating expenses offset by a decrease of Ps.36.0 million in maintenance expenses and Ps. 10.9 million utility costs.

Costs of services at the Montego Bay airport decreased by Ps.66.4 million, or 14.5%, in 2020 compared to 2019. The change in cost of services for this airport was primarily as a result of decreases of Ps.24.7 million in maintenance expenses, Ps.23.4 million in utilities costs, Ps.14.5 million in other operating expenses, and Ps.6.1 million in employee costs offset by an increase in safety and security expenses of Ps. 8.7 million.

The consolidation of a full year of financial results for PACKAL as compared to the period from October 10 to December 31, 2019, resulted in an increase in the cost of services by Ps.206.6 million, mainly due to other operating expenses of Ps.50.3 million, security and insurance costs of Ps.49.7 million, employee costs of Ps.46.4 million, utility costs of Ps.32.2 million and maintenance expenses of Ps.28.1 million.

Technical Assistance Fees

Technical assistance fees decreased by Ps.172.4 million, or 37.4%, from Ps.461.5 million in 2019 to Ps.289.2 million in 2020. This decrease in technical assistance fees was mainly due to a decrease in our consolidated income from operations at our Mexican airports, which is used to calculate the technical assistance fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

As a result of the decrease in revenues (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes decreased by Ps.409.9 million, or 31.1%, from Ps.1,318.2 million in 2019 to Ps.908.3 million in 2020.

Depreciation and Amortization

Depreciation and amortization increased by Ps.224.2 million, or 12.6%, from Ps.1,776.1 million in 2019 to Ps.2,000.4 million in 2020, mainly due to the growth in infrastructure, resulting from the fulfillment of our Master Development Programs and Capital Development Programs.

Other (Income) expense

Other income increased by Ps.13.9 million, or 1,150.0%, from an expense of Ps.1.2 million in 2019 to an income of Ps.12.7 million in 2020.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets increased by Ps.285.8 million, or 15.0%, from Ps.1,906.8 million in 2019 to Ps.2,192.6 million in 2020. In Mexico, cost of improvements to concession assets increased Ps.232.0 million or 13.1% in 2020, as compared to 2019. Cost of improvements to concession assets for MBJA and PACKAL also increased as a result of the amounts committed in our Capital Development Program for 2020. In 2020, MBJA and PACKAL recognized Ps.138.8 million and Ps.51.4 million, respectively, in cost of improvements to concession assets, as compared to Ps.136.4 million and Ps.0.0 million, respectively, in 2019.

Operating Costs by Airport

Operating costs for the Guadalajara airport decreased by Ps.339.2 million, or 15.6%, from Ps.2,176.6 million in 2019 to Ps.1,837.4 million in 2020. This decrease was primarily due to a Ps.244.3 million, or 28.4%, decrease in cost of improvements to concession assets from Ps.858.8 million in 2019 to Ps.614.5 million in 2020 and a Ps.114.7 million, or 13.2%, decrease in the cost of operations, mainly driven by decreases in the costs of safety, security and insurance, maintenance, utilities and concession taxes. Depreciation and amortization increased by Ps.22.4 million, or 6.5%, in 2020 as compared to 2019. Operating costs decreased by Ps.94.8 million, or 7.2%, without including the cost of improvements to concession assets.

Operating costs for the Tijuana airport increased by Ps.359.6 million, or 34.3%, from Ps.1,047.7 million in 2019 to Ps.1,407.3 million in 2020. This increase was mainly due to a Ps.381.5 million, or 127.1%, increase in cost of improvements to concession assets from Ps.300.2 million in 2019 to Ps.681.8 million in 2020 and partially offset by a decrease of Ps.40.7 million, or 9.1%, from Ps.447.6 million in 2019 to Ps.406.9 million in 2020 in the cost of operations mainly driven by safety, security and insurance, maintenance and concession taxes. Depreciation and amortization increased Ps.47.7 million, or 23.0% in 2020 as compared to 2019. Operating costs decreased by Ps.21.9 million, or 2.9%, without including the cost of improvements to concession assets.

Operating costs for the Los Cabos airport decreased by Ps.39.4 million, or 3.7%, from Ps.1,054.0 million in 2019 to Ps.1,014.6 million in 2020. This decrease was mainly due to a Ps.108.2 million, or 22.8%, decrease in cost of operations mainly in utilities, maintenance, other operating cost and concession taxes, from Ps.475.2 million in 2019 to Ps.367.0 million in 2020. Depreciation and amortization increased Ps.30.9 million, or 13.2% in 2020 as compared to 2019. The cost of improvements to concession assets increased by a Ps.40.1 million, or 13.4%, from Ps.299.2 million in 2019 to Ps.339.2 million in 2020. Operating costs decreased by Ps.79.5 million, 10.5%, without including the cost of improvements to concession assets.

Operating costs for the Puerto Vallarta airport decreased by Ps.62.2 million, or 9.6%, from Ps.645.3 million in 2019 to Ps.583.1 million in 2020. This decrease was primarily due to a decrease of Ps.62.3 million, or 17.4%, in the cost of operations, driven by a decrease in maintenance, utilities, safety, security and insurance and concession taxes. These decreases were partially offset by an increase of Ps.9.3 million, or 16.2% in the cost of improvements to concession assets from Ps.57.7 million in 2019 to Ps.67.0 million in 2020. Depreciation and amortization increased by Ps.12.2 million, or 7.8%, in 2020 as compared to 2019. Operating costs decreased by Ps.71.5 million, or 12.2%, without including the cost of improvements to concession assets.

Operating costs for the Montego Bay airport decreased by Ps.354.1 million, or 22.1%, from Ps.1,604.8 million in 2019 to Ps.1,250.7 million in 2020. This decrease was mainly due to a decrease in costs of operations by Ps. 470.3, or 44.0%, from Ps.1,068.3 million in 2019 to Ps.598.1 million in 2020, including employee costs, maintenance costs, utilities and safety, security and insurance and concession taxes. The decreases were partially offset by a Ps.2.4 million, or 1.8%, increase in the cost of improvements to concession assets from Ps.136.4 million in 2019 to Ps.138.8 million in 2020. Depreciation and amortization expenses increased Ps.112.4 million, or 28.1%, from Ps.399.7 million in 2019 to Ps.512.1 million in 2020. Operating costs decreased by Ps.356.5 million, or 24.3%, without including the cost of improvements to concession assets.

Operating costs for the Guanajuato airport decreased by Ps.47.8 million, or 14.9%, from Ps.320.5 million in 2019 to Ps.272.7 million in 2020. This decrease was mainly due to a reduction of Ps.31.2 million, or 18.5%, in the cost of operations, driven by a decrease in maintenance, safety, security and insurance, other expenses costs and concession taxes. These decreases were partially offset by increase of Ps.3.5 million or 10.6%, in the cost of improvements to concession assets from Ps.32.9 million in 2019 to Ps.36.3 million in 2020. Depreciation and amortization decreased by Ps.29.3 million, or 28.8%, in 2020 as compared to 2019. Operating costs decreased by Ps.51.2 million, or 17.8%, without including the cost of improvements to concession assets.

Operating costs for the Hermosillo airport decreased by Ps.16.5 million, or 6.7%, from Ps.247.3 million in 2019 to Ps.230.8 million in 2020. This decrease was due to a decrease of Ps.35.6 million, or 23.4%, in the cost of operations, mainly in costs of maintenance, safety and security, other operating cost and concession taxes. These decreases were partially offset by an increase of Ps.16.0 million, or 480.0%, in the cost of improvements to concession assets from Ps.3.3 million in 2019 to Ps.19.3 million in 2020. Depreciation and amortization increased by Ps.1.3 million, or 1.7%, in 2020 as compared to 2019. Operating costs decreased by Ps.32.5 million, or 13.3%, without including the cost of improvements to concession assets.

Operating costs for our other seven airports increased by Ps.406.0 million, or 35.3%, from Ps.1,151.7 million in 2019 to Ps.1,557.6 million in 2020. This decrease was primarily due to the consolidation of PACKAL for a full fiscal year which contributed Ps.452.5 million to operating costs. The cost of operations increased by Ps.300.6 million, or 47.1%, from Ps.637.9 million in 2019 to Ps.938.4 million in 2020, mainly as a result of increases in the costs of maintenance, utilities, safety and security, concession fees and other expenses. The cost of improvements to concession assets increased by Ps.77.3 million, or 35.4%, from Ps.218.4 million in 2019 to Ps.295.7 million in 2020. Depreciation and amortization increased by Ps.30.4 million, or 14.5%, in 2020 as compared to 2019. Operating costs increased by Ps.328.7 million, or 35.2%, without including the cost of improvements to concession assets.

Income from Operations

Income from operations decreased by Ps.4,197.2 million, or 52.4%, from Ps.8,017.2 million in 2019 to Ps.3,820.0 million in 2020. This decrease was due to a Ps.4,359.6 million decrease in total revenues in 2020, partially offset by a Ps.162.4 million decrease in total costs. Our operating margin decreased by 1722 basis points, from 49.4% in 2019 to 32.2% in 2020 (taking into account only the sum of aeronautical and non-aeronautical services revenues, our operating margin decreased by 1650 basis points in 2020, from 56.0% in 2019 to 39.5% in 2020).

Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta airports, which handle the majority of our international passengers in Mexico. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because of a combination of (i) a high initial concession value, and consequently larger amortizations thereof, and (ii) lower revenues due to low maximum rates applicable to aeronautical services. However, in 2020 due to the impact of the COVID-19 pandemic on our airports in tourist areas, our Tijuana airport was our second airport with the highest passenger traffic. In 2020, our Tijuana airport had the lowest percentage decrease in passenger traffic (a decrease of 29.2%) and was consequently of fourth most profitable airport behind our Guadalajara, Los Cabos and MBJ airports (taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from Operations by Airport

Income from operations for the Guadalajara airport decreased by Ps.1,126.9 million, or 43.4%, from Ps.2,599.3 million in 2019 to Ps.1,472.5 million in 2020, mainly due to a decrease in aeronautical and non-aeronautical services revenues of Ps.1,221.7 million. The operating margin decreased by 994 basis points, from 54.4% in 2019 to 44.5% in 2020 (operating margin decreased by 1,173 basis points, from 66.4% in 2019 to 54.6% in 2020, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Tijuana airport decreased by Ps.472.8 million, or 37.1%, from Ps.1,274.9 million in 2019 to Ps.802.1 million in 2020, primarily due to a decrease in aeronautical and non-aeronautical services revenues of Ps.494.8 million. The operating margin decreased by 1,859 basis points from 54.8% in 2019 to 36.3% in 2020 (operating margin decreased by 1,054 basis points from 63.0% in 2019 to 52.5% in 2020, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Los Cabos airport decreased by Ps.640.7 million, or 45.9%, from Ps.1,397.3 million in 2019 to Ps.756.6 million in 2020, primarily due to a decrease in aeronautical and non-aeronautical services revenues of Ps.720.2 million. The operating margin decreased by 1,428 basis points from 57.0% in 2019 to 42.7% in 2020 (operating margin decreased by 1209 basis points, from 64.9% in 2019 to 52.8% in 2020, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Puerto Vallarta airport decreased by Ps.524.9 million, or 49.9%, from Ps.1,051.7 million in 2019 to Ps.526.8 million in 2020, mainly due to a decrease in aeronautical and non-aeronautical services revenues of Ps.596.4 million. The operating margin decreased by 1,450 basis points from 62.0% in 2019 to 47.5% in 2020 (operating margin decreased by 1,364 basis points from to 64.2% in 2019 to 50.5% in 2020, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Montego Bay airport changed from income from operations of Ps.629.0 million in 2019 to loss from operations of Ps. (88.9) million in 2020, primarily due to a decrease in aeronautical and non-aeronautical services revenues of Ps.1,074.5 million and partially offset by a decrease in operating costs of Ps.356.5 million. The operating margin decreased by 3,581 basis points from 28.2% in 2019 to (7.7) % in 2020 (operating margin decreased by 3,868 basis points from 30.0% in 2019 to (8.7) % in 2020, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations income for the Guanajuato airport decreased by Ps.261.3 million, or 54.7%, from Ps.477.1 million in 2019 to Ps.216.0 million in 2020, primarily due to a decrease in aeronautical and non-aeronautical services revenues of Ps.312.5 million. The operating margin decreased by 1,563 basis points, from 59.8% in 2019 to 44.2% in 2020 (operating margin decreased by 1,405 basis points from 62.4% in 2019 to 47.7% in 2020, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Hermosillo airport decreased by Ps.133.3 million, or 69.8%, from Ps.191.1 million in 2019 to Ps.57.8 million in 2020, primarily due to a decrease in aeronautical and non-aeronautical services revenues of Ps.165.8 million, partially offset by a decrease in operating expenses of Ps.32.5 million. The operating margin decreased by 2357 basis points from 43.6% in 2019 to 20.0% in 2020 (operating margin decreased by 2246 basis points from 43.9% in 2019 to 21.5% in 2020, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for our seven other airports changed from income from operations of Ps.350.3 million in 2019 to a loss from operations of Ps. (34.6) million in 2020, primarily due to a decrease in aeronautical and non-aeronautical services revenues of Ps.56.2 million partially offset by the consolidation of PACKAL for a full fiscal year which contributed Ps.483.1 million in aeronautical and non-aeronautical revenues. The operating margin decreased by 2,560 basis points from 23.3% in 2019 to 2.3% in 2020 (operating margin decreased by 3,010 basis points from 27.3% in 2019 to 2.8% in 2020, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Finance Cost

Financial cost in 2020 increased by Ps.763.1 million, or 120.3%, from Ps.651.1 million in 2019 to Ps.1,434.2 million in 2020. This increase was mainly due to a decrease in the foreign exchange rate gain of Ps.419.3 million in 2020, and as a result of a peso depreciation from Ps.18.8452 per U.S. dollar on December 31, 2019 to Ps.19.8920 per U.S. dollar at December 31, 2020. The financial income for foreign exchange rate changed from a foreign exchange rate gain of Ps.88.8 million in 2019 to a foreign exchange rate loss of Ps.330.5 million in 2020. The effect of the foreign exchange rate loss was offset by the recognition of Ps.849.7 million in income from exchange differences on translating foreign operations in 2020, recognized within other comprehensive income, in accordance with applicable norms. Moreover, interest expense increased by Ps.88.5 million in 2020 compared to 2019, mainly due to the issuance of new debt securities, bank loans and the increase in the reference interest rates of those securities. Interest income decreased by Ps.275.3 million in 2020 as compared to 2019 due to lower interest rates.

Income Taxes

Income taxes decreased in 2020 by Ps.1,424.4 million, from Ps.1,891.4 million in 2019 to Ps.467.1 million in 2020. The Mexican airports’ current tax decreased by Ps.1,130.1 million. MBJA’s current tax decreased by Ps.189.7 million, while DCA’s current tax decreased by Ps.13.6 million. Benefit from deferred tax increased by Ps.91.1 million due to a 3.2% inflation rate in 2020 as compared to a 2.8% inflation rate in 2019. Our effective tax rate decreased from 25.7% in 2019 to 19.6% in 2020, primarily due to a 67.6% decrease in our earnings before income taxes from Ps.7,366.2 million to Ps.2,385.8 million as a result of the impact of the COVID-19 pandemic.

Total Comprehensive Income for the Year Attributable to Controlling Interest

Total comprehensive income for the year decreased by Ps.2,828.5 million, or 56.6%, from Ps.5,011.8 million in 2019 to Ps.2,183.3 million in 2020. Income from operations decreased Ps.4,197.3 million, mainly as a result of a Ps.4,359.6 million decrease in total revenues, and a Ps.783.1 million increase in our financial cost and partially offset by a Ps.1,333.3 million decrease in current taxes and an increase of Ps.91.1 million in the benefit from deferred tax, due to the decline in accumulated inflation, that increased from 2.8% in 2019 to 3.2% inflation in 2020. The exchange rate loss increased by Ps.849.7 million due to exchange differences on translating foreign operations resulting from the depreciation of the peso in 2020 and partially offset by a Ps.126.9 million increase in expense related to changes in fair value of the cash flow hedges. Our net margin decreased from 33.6% in 2019 to 16.2% in 2020 (taking into account only aeronautical and non-aeronautical services revenues, net margin decreased from 38.1% in 2019 to 19.8% in 2020).

Statement of Financial Position

Our financial position as of December 31, 2020 increased by Ps.9,783.4 million, or 23.5%, primarily due to increases in cash and cash equivalents of Ps.6,944.4 million, an increase in improvements to concession assets of Ps.1,700.5 million, other current assets of Ps.747.7 million and deferred taxes of Ps.317.4 million.

Total liabilities as of December 31, 2020 increased by Ps.7,600.0 million, or 36.3%, primarily due to increases of Ps.5,000.0 million in debt securities issued, Ps. 2,918.2 million in bank loans, Ps.485.1 million in derivative financial instruments, partially offset by a decrease in guaranteed deposit of Ps.447.4 million and taxes payable of Ps.122.1 million.

Results of Operations for the Year ended December 31, 2019 Compared to the Year Ended December 31, 2018

For a comparison of the results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018, see “Item 5, Operating and Financial Review and Prospects – Results of Operations for the Year ended December 31, 2019 Compared to the Year Ended December 31, 2018” in our Fiscal Year 2019 Form 20-F.

Liquidity and Capital Resources

Historically, the cash flow generated from our operations has generally been used to fund operating costs, and the excess of our cash flow has been added to our accumulated cash and cash equivalents in our consolidated statements of financial position.

As of December 31, 2018, 2019 and 2020 we had Ps.6,151.5 million, Ps.7,500.2 million and Ps.14,444.5 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2018, 2019 and 2020.

Due to the COVID-19 pandemic, we have taken a series of actions that seek to manage our liquidity levels. During 2021, we have two debt maturities coming due, our “GAP 16” debt securities with a maturity payment of Ps.1.5 billion and a loan with Scotiabank for Ps.1.0 billion. We anticipate paying both by July 2021. See “Item 5, Recent Developments –Issuance of GAP Bond Certificates.” We anticipate that we will be able to meet our financial and operational obligations with our current cash and equivalents. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control,” and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19."

Cash Flows

Cash flows for the year ended December 31, 2020 as compared to cash flows for the year ended December 31, 2019

Cash and cash equivalents increased by Ps.6,944.4 million, or 92.6%, from Ps.7,500.2 million in 2019 to Ps.14,444.5 million in 2020, mainly due to an increase of net cash flows provided by financing activities of Ps.10,520.0 million resulting from the issuance of 72 million long-term debt securities for a total Ps.7,200 million and three new bank loan agreements for a total of Ps.2,709.1 million and partially offset by a decrease of Ps.4,597.5 million in net cash flows provided by operating activities in 2020 as compared to 2019 as a result of the impact of the COVID-19 pandemic. Net cash flows used in investing activities increased by Ps.631.6 million. The decrease in net cash provided by operating activities was primarily due to: decreases of (i) Ps.3,536.1 million, or 64.8%, in profit for the year and (ii) Ps.1,425.4 million, or 75.3%, in income taxes paid, which was partially offset by increases of (i) Ps.246.0 million, or 21.5%, in interest expense for financing activity and (ii) Ps.81.3 million, or 1534.2%, in the allowance expected credit loss.

Cash and cash equivalents were mainly used for: (i) purchases of machinery and equipment, improvements on leased buildings and concession assets and advance payments to suppliers of Ps.631.6 million; and (ii) payments of Ps.1,405.1 million, to service the cost of debt. We did not make any dividend or capital stock distribution payments in 2020.

Cash flows for the year ended December 31, 2019 as compared to cash flows for the year ended December 31, 2018

For a comparison of the cash flows for the year ended December 31, 2019 as compared to the cash flows for the year ended December 31, 2018, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash flows for the year ended December 31, 2019 as compared to cash flows for the year ended December 31, 2018” in our Fiscal Year 2019 Form 20-F.

Indebtedness

Indebtedness in Mexico

On March 29, 2019, we issued Ps.3,000 million in new five-year debt securities under the ticker symbol “GAP 19”, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 45 basis points, and the principal will be payable at maturity on March 22, 2024. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2019 and 2020.

On February 13, 2020, we issued Ps.3,000 million in debt securities on the Mexican market, under the ticker symbol “GAP 20”. Proceeds from the issuance were allocated for liability management (on February 14, 2020 we paid our “GAP 15” debt securities with Ps.2,200 million from the proceeds) and to finance investments set forth in our Master Development Programs for 2020. Interest is payable every 28 days at a variable rate of TIIE-28 plus 17 basis points. Principle on these bond certificates will be due at maturity on February 16, 2025.

On April 13, 2020, we entered into a loan agreement with Scotiabank for Ps.1,000.0 million, with a 15-month term and principal payment upon maturity, paying a variable interest rate of 28-day TIIE plus 100 basis points, proceeds were allocated to general corporate purposes.

On May 15, 2020, we entered into a loan agreement with BBVA, S.A. for Ps.1,000.0 million with a 24-month term and principal payment upon maturity, paying a fixed annual interest rate of 6.99%, proceeds were allocated to general corporate purposes.

On June 25, 2020, we issued Ps.4,200 million in new debt securities. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2020 and part of 2021. The issuance was made under the following terms:

•

We issued 6.02 million bond certificates under the ticker symbol “GAP 20-2”, with a nominal value each of Ps.100, for a total value of Ps.602.0 million. Interest is payable every 28 days at a variable rate of TIIE-28 plus 85 basis points, and the principal will be payable at maturity on June 22, 2023.

•

We issued 35.98 million bond certificates under the ticker symbol “GAP 20-3”, with a nominal value each of Ps.100, for a total value of Ps.3,598.0 million. Interest is payable every 182 days at a fixed rate of 8.14%, and the principal will be payable at maturity on June 17, 2027.

In addition, to finance the acquisition of DCA in April 2015, we borrowed a total of U.S.$191.0 million through unsecured credit agreements with The Bank of Nova Scotia (U.S.$95.5 million) and BBVA (U.S.$95.5 million), at the variable one-month Libor rate plus 99 and 105 basis points, respectively. The Bank of Nova Scotia and BBVA loans were disbursed on January 19, 2016 and February 15, 2016, respectively, and have a five-year maturity. On October 29, 2020, we announced the successful refinancing of our credit agreements which were to come due in January and February 2021, respectively. Scotiabank credit refinancing was for our US$95.5 million credit due January 2021. The new loan has a 36-month term from the date of disbursement and is due on January 19, 2024. Interest will be payable monthly at an annual fixed rate of 2.063% and principal due at maturity. The BBVA credit refinancing was for our US$95.5 million credit due February 2021. The new loan has a 36-month term from the date of disbursement which will be February 2, 2024. Interest will be payable monthly at an annual fixed rate of 1.97% and principal due at maturity.

As of December 31, 2020, we were in compliance with all covenants stipulated by these credit agreements.

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

In 2007, MBJA entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million and U.S.$0.5 million, in June 2007 and February 2009, respectively. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without a fixed maturity, and are subject to prepayment restrictions. As of December 31, 2020, the outstanding balance under this facility amounted to U.S.$11.4 million (Ps.228.4 million).

On December 28, 2017, we entered into seven-year unsecured loan agreement with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for U.S.$40 million, with interest at a variable rate of one-month Libor plus 280 basis points. Payments will be made on a semi-annual basis after 24 months. As of December 31, 2020, the balance outstanding under this facility amounted to U.S.$36 million (Ps.718.2 million).

On September 3, 2020, MBJA signed loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for up to US$60.0 million available for disbursement up to 24 months from the closing date. The loan has a 5-year maturity with a 2-year optional extension for up to US$54.0 million, with a monthly interest rate of Libor plus 310 basis points and principal payments of 10% due on the fifty-fourth month and 90% due at maturity. The disbursement fee was 50 basis points due at closing and a commitment fee of 55 basis points payable quarterly on any undrawn balance. The first drawdown of US$30.0 million was made on September 4, 2020. The loan proceeds will be used to finance the airport’s Capital Development Program, as well as for general corporate purpose. As of December 31, 2020, the balance outstanding under this facility amounted to U.S.$30 million (Ps.598.5 million).

As of December 31, 2020, we were in compliance with all covenants stipulated by these credit agreements.

Capital Expenditures

For the years ended December 31, 2018, 2019 and 2020, we had total capital expenditures of Ps.2,501.7 million, Ps.2,479.0 million and Ps.3,160.1 million, respectively. During 2018, 2019 and 2020, 1.9%, 2.4% and 3.1%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded with bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and from the indebtedness described above.

Capital Expenditures in Mexico

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders is required to present a Master Development Program for approval by the SCT every five years. Each Master Development Program includes investment commitments (including capital expenditures and improvements) applicable to us as the concession holder for the succeeding five-year period. Once approved by the SCT, these commitments become binding obligations under the terms of our Mexican concessions. In December 2014, the SCT approved our Master Development Programs for each of our Mexican airports for the 2015 to 2019 period. In December 2019, the SCT approved our Master Development Programs for each of our Mexican airports for the 2020 to 2024 period. This five-year program was to be in effect from January 1, 2020 until December 31, 2024.

Due to the COVID-19 pandemic, we delayed certain non-mandatory capital investments and during the month of August 2020, we filed a proposal for an Extraordinary Review Process of our Master Development Program with SCT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, resulted in the postponement of investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026.

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2018, 2019 and 2020, the total of our investments allocated but unpaid were Ps.318.5 million, Ps.286.4 million and Ps.540.8 million, respectively.

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
	(thousands of pesos) (1)
2018	Ps.	1,842,350
2019		2,226,982
2020		2,904,649

(1)	Expressed in nominal pesos.

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

In 2020, we spent Ps.904.6 million on capital expenditures in Mexico, primarily for the rehabilitation and expansion of the terminal building at the Los Cabos airport, the construction of a new processing building at the Tijuana airport, the construction of a new runway and taxiing runway parallel to the main runway at the Guadalajara airport and the installation and adaptation of solar panels at 11 of our Mexican airports.

Capital Expenditures in Jamaica

Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges together with investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s Concession Agreement). Upon the JCAA’s approval of the new maximum regulated charges, these commitments become binding obligations under the terms of MBJA’s concession. On November 18, 2014, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from April 1, 2015 through December 31, 2019, estimated to cost approximately U.S.$37.9 million. The maximum regulated charges were determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program. Under the terms of the MBJA Concession Agreement with the AAJ, these committed capital investments must be met over the five-year period and not on an annual basis. On September 11, 2019, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from January 1, 2020 through December 31, 2024, estimated to cost approximately U.S.$111.7 million. In 2020, the new maximum rates for the five-year period from 2020-2024 went into effect as of January 1, 2020. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020 so that these investments can begin in June 2021.

In 2018, MBJA made investments of U.S.$34.3 million in capital expenditures, primarily for the rehabilitation of the taxiways, apron and ticketing area. In 2019, MBJA made investments of U.S.$11.6 million in capital expenditures, primarily for expansion of the terminal building, checked baggage review system and equipment. In 2020, MBJA made investments of U.S.$6.4 million in capital expenditures, primarily for the expansion and remodeling of the terminal and acquisition of equipment.

From October 10, 2019 to December 31, 2019, PACKAL did not make any investments in capital expenditures. On November 6, 2019, the JCAA approved new maximum regulated charges for the Kingston airport that assume capital investments (including scheduled maintenance) for the period from April 1, 2020 through December 31, 2024, estimated to cost approximately U.S.$101.4 million. For NMIA, maximum rates for the five-year period from 2020-2024 went into effect as of April 1, 2020. Thereafter, regulated aeronautical charges will be reviewed every five years. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted PACKAL a deferral on its committed investments for 2020 so that these investments can begin in June 2021.

In 2020, PACKAL made investments of U.S.$2.2 million in capital expenditures, primarily for the expansion and renovation of the terminal, improvements to the runway and acquisition of equipment.

Share Repurchase

We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion and in accordance with our policies.

In the aggregate, as of December 31, 2020, we held 35,424,453 shares in our treasury worth approximately Ps.1,733.4 million, at an average price of Ps.48.93 per share; as of April 16, 2021 we held 37,713,392 shares at an average price of Ps.59.22 per share.

At the General Ordinary Shareholder’s Meeting held on April 25, 2018, a share repurchases for Series B shares was approved for up to a maximum amount of Ps.1,250.0 million for the following twelve months. During this period, no shares were purchased by us or on our behalf, or by or on behalf of any of our affiliates.

At the General Ordinary Shareholders’ Meeting held on April 23, 2019, a share repurchases for Series B shares was approved for up to a maximum amount of Ps.1,550.0 million for the following twelve months. During this period, no shares were purchased by us or on our behalf, or by or on behalf of any of our affiliates.

At the General Ordinary Shareholders’ Meeting held on July 1, 2020, a share repurchases for Series B shares was approved for up to a maximum amount of Ps.1,550 million for the following twelve months. In March, 2021 , we begun purchasing our shares. From March 2021 to April 16, 2021, we repurchased 2,288,939 shares at an average price of Ps. 218.44 for Ps. 500.0 million. These shares represent 0.5% of our total outstanding shares..

As of each of December 31, 2018, 2019 and 2020 there was a total balance of Ps.1,733.4 million repurchased shares in each year on our Consolidated Statements of Financial Position.

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

We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Allowance for Expected Credit Losses

We systematically and periodically review the aging and collection of our accounts receivable and recognize an expected credit loss for doubtful accounts when evidence exists that they will not be fully recoverable, according to our bad debt policy. The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. We evaluate of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Moreover, because our accounts receivable are concentrated among a small number of important clients, a change in the liquidity of these clients could have a material adverse impact on the collection of our accounts receivables and our future operating results. We believe such risk is adequately covered by guarantee deposits in cash or other kind of guarantees by clients.

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

Depreciation and Amortization

In light of the nature of our business and our concessions, we make certain assumptions and professional judgments regarding recognition of depreciation and amortization of our tangible and intangible assets. Depreciation of our tangible assets and of improvements to leased assets is calculated under the straight-line method based on the useful lives of the related assets. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the estimate recorded is recognized on a prospective basis. To determine the amortization period of intangible assets, we focus either on the period over which they will generate future economic benefits or the concession term, whichever is less. We do not determine residual values for machinery, equipment, improvements and leased buildings as they are not considered to be material. As of the date of this filing, we have not made any changes to estimated useful life and depreciation and amortization methods for the years ended as of December 31, 2018, 2019 and 2020. We believe that the decisions made are the most reasonable based on information available, on the judgments made and the way in which we manage our operations.

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

Deferred Tax Assets

Under IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We did not recognize deferred income tax assets for recoverable asset taxes on December 31, 2020. As a result of changes in Mexican tax law (see “Item 5, Operating and Financial Review and Prospects – Overview – Taxation”), the asset tax balance may be recovered through rebates of up to 10% of the total asset tax paid out and pending recovery over the next ten years (starting in 2008), provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the years 2007, 2006 and 2005, whichever is lower, whenever the income tax exceeds asset tax in any of those years. Additionally, we have recorded a tax loss carryforward, expiring in 2026 as permitted by the Mexican tax authorities. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and related income tax expense compared to future estimated asset tax and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in a reduction of, or an increase in, income tax expense. In 2018 and 2020, we did not pay income taxes on dividends, in 2019 we paid Ps.0.3 million in income taxes on dividends. Every year, we review the amount of income taxes paid on dividends according to our financial projections and determine the amount that could be recovered.

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

Recently Issued Accounting Standards

The following are new or revised International Financial Reporting Standards that have been issued but are not yet effective:

Standard	Effective as of
IFRS 17– Insurance Contracts 1	January 1, 2021
IFRS 10 and IAS 28 (amendments)	January 1, 2020
Amendments to IAS 1	January 1, 2020
Amendments to IAS 16	January 1, 2021
Amendments to IAS 37	January 1, 2021
Annual Improvements to IFRS Standards 2018–2020	January 1, 2020

(1)	Effective for annual periods beginning on or after a date to be determined.

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

Amendments IAS 1 Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current and non-current in the statement of financial position and not for the amount or time in which any asset, liability, income or expense is recognized, or the information disclosed about of those figures.

The amendments clarify that the classification of liabilities as current and non-current is based on the rights of existence at the end of the reporting period, specifying that the classification is not affected by expectations about whether the entity will exercise the right to defer the cancellation of the liability, explain that there are rights if there are agreements that must be fulfilled at the end of the reporting period, and introduce a definition of the 'agreement' to make it clear that the agreement refers to the transfer of cash from the counterparty , equity instruments, other assets or services.

The amendments apply retrospectively for annual reporting periods beginning on or after 1 January 2023, with early application permitted.

We anticipate that the application of these amendments will not have an impact on our consolidated financial statements in future periods should such transactions arise.

Amendments to IFRS 3 - Reference to the Conceptual Framework

The amendments update IFRS 3 so that it can refer to the 2018 Conceptual Framework rather than the 1989 Framework. They also added a requirement that, for obligations within the scope of IAS 37, a buyer applies IAS 37 to determine whether the acquisition date is a present obligation or exists as a result of a past event. For levies that are within the scope of IFRIC 21 Levies, the buyer applies IFRIC 21 to determine whether the obligation gives rise to a liability to pay the levy that occurred on the acquisition date.

Finally, the amendments add an explicit statement that the buyer will not recognize a contingent asset acquired from a business combination.

The amendments are effective for business combinations whose acquisition date is on or after the initial period of the first annual period beginning on or after January 1, 2022. With the option of early application if the entity also applies all other updated references.

The Company´s management anticipate that the application of these amendments will not have an impact on the Company consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before intended

Under the amendments, proceeds from selling items before the related item of Property, Plant and Equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. IAS 2 Inventories should be applied in identifying and measuring these production costs.

Companies will therefore need to distinguish between:

-costs associated with producing and selling items before the item of Property, Plant and Equipment is available for use; and

-costs associated with making the item of Property, Plant and Equipment available for its intended use.

Making this allocation of costs may require significant estimation and judgement. Companies in the extractive industry may need to monitor costs at a more granular level.

The meaning of testing the functioning of Property, Plant and Equipment. The amendments also clarify that testing whether an item of Property, Plant and Equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance.

The Company must recognize the cumulative effect of the initial application of the amendments as an adjustment to the consolidated financial statements in retained earnings (or some capital component, as appropriate) at the beginning of the first period to be presented.

The amendments are effective for annual periods beginning on January 1, 2022 with the option of early application.

We anticipate that the application of these amendments will not have an impact on our consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract

The amendments specify that the ‘costs to fulfill’ a contract include the ‘costs directly related to the contract’. The costs that are directly related to a contract consist of the incremental costs and the costs to fulfill a contract and the allocation of other costs that are directly related to fulfill a contract.

The amendments apply to contracts in which the Company has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity applies the amendments for the first time. The comparatives should not be reformulated. Instead, the entity should recognize the cumulative effect of the initial application of the amendments as an adjustment to the consolidated financial statements in retained earnings or some other component of equity, as appropriate, by the date of initial application.

The modifications are effective for annual periods beginning on or after January 1, 2022, with the option of early application.

We anticipate that the application of these amendments will not have an impact on our consolidated financial statements in future periods should such transactions arise.

Annual Improvements to IFRS Standards 2018 – 2020

IFRS 1 First-time Adoption of International Financial Reporting Standards

The amendment simplifies the application of IFRS 1 for a subsidiary that becomes a first-time adopter of IFRS Standards later than its parent – i.e., if a subsidiary adopts IFRS Standards later than its parent and applies IFRS 1.D16 (a), then a subsidiary may elect to measure cumulative translation differences for all foreign operations at amounts included in the consolidated financial statements of the parent, based on the parent’s date of transition to IFRS Standards.

IFRS 9 Financial Instruments

This amendment clarifies that – for the purpose of performing the “10 per cent test” for derecognition of financial liabilities – in determining those fees paid net of fees received, a borrower includes only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

IFRS 16 Leases

The amendment removes the illustration of payments from the lessor relating to leasehold improvements. As currently drafted, this example is not clear as to why such payments are not a lease incentive.

We anticipate that the application of these amendments will not have an impact on our consolidated financial statements in future periods should such transactions arise.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments due by period
	Total		Less than 1 year (4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps.	12,865.6	Ps.	4,123.6	Ps.	6,214.1	Ps.	2,527.9	Ps.	n/a
Capital Development Program (7)		3,760.5		1,848.8		1,630.9		280.7		n/a
Purchase Obligations (2)		490.4		124.9		263.8		101.7		n/a
Debt		24,355.2		6,469.8		5,119.2		8,939.8		3,826.3
Interest from Debt (6)		5,059.1		1,159.8		1,990.9		1,240.3		668.1
Operating Lease Obligations (3)		29.5		14.0		15.5		n/a		n/a
Total	Ps.	46,560.3	Ps.	13,741.0	Ps.	15,234.4	Ps.	13,090.4	Ps.	4,494.4

(1)	Peso figures are expressed in constant pesos as of December 31, 2017, based on the Mexican PPI’s construction price index.

(2)

Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2019. For the peso calculation, we assume an average exchange rate of Ps.20.70 per U.S.$1.00 and an annual U.S. inflation rate of 1.5%. The amount ultimately to be paid in any year will depend on our profitability.

(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2021.
(5)	Reflects the new Master Development Programs commitments for the subsequent five-year period (2020-2024) as adjusted November 30, 2020.
(6)

For the interest calculations, we determined the interest payments using an average fixed interest rate of 8.22% and an average variable rate of 6.19% for the loans contracted. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

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

Our bylaws provide that the holders of Series BB shares are entitled to elect four members to the board of directors and their alternates. Our remaining directors are elected by the holders of our Series B shares (who do not elect alternates). Under our bylaws, each shareholder or group of shareholders owning 10% of our capital stock in the form of Series B shares is entitled to elect one member to the board of directors. Also, our bylaws prevent any Series B shareholders, individually, or together with related parties, from appointing more than one board member, even if the shareholder owns more than 10% of our outstanding capital stock (because any shares in excess of the 10% maximum do not have any voting rights under our bylaws). The other directors to be elected by the holders of our Series B shares are elected by majority vote of all holders of Series B shares present at the shareholders’ meeting, except for those Series B shareholders that already participated in any 10% board member designation. Selection of independent directors is conducted through an executive search firm tasked with locating individuals with appropriate profiles. Directors are elected for one-year terms at the ordinary shareholders’ meeting.

The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors. However, this composition could change in the Ordinary Shareholders Meeting to be held on April 27, 2021. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings.”

Name	Title	Director since	Age	Alternate
Laura Díez Barroso Azcárraga (1)	Chairwoman and Director	April 21, 2015	68	Carlos Laviada Ocejo
María José Cuenda Chamorro (1)	Director	April 24, 2019	51	Carlos Manuel Porrón Suárez
Juan Gallardo Thurlow (1)	Director	April 26, 2016	73	Eduardo Sánchez Navarro Redo
María Ángeles Rubio Alfayate (1)	Director	April 29, 2020	46	Carlos Alberto Rohm Campos
Alfredo Casar Pérez (2)	Director	April 26, 2016	67	—
Carlos Cárdenas Guzmán (3)	Director	September 22, 2011	70	—
Joaquín Vargas Guajardo (3)	Director	April 16, 2012	67	—
Álvaro Fernández Garza (3)	Director	February 26, 2014	53	—
Juan Díez-Canedo Ruíz (3)	Director	April 23, 2014	70	—
Ángel Losada Moreno (3)	Director	April 23, 2014	66
Luis Tellez Kuenzler (3)	Director	April 25, 2018	62	—

(1)	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
(2)	Director representing Grupo México as shareholder or group of shareholders owning 10% of our capital stock.
(3)	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).

Laura Díez Barroso Azcárraga. Mrs. Díez Barroso has been chairwoman of our board of directors since 2015 and chairwoman of Fundación GAP since its establishment in 2013. Besides, she is currently also chairwoman of the board of directors of Grupo Financiero Santander México. Mrs. Díez Barroso began her career in publishing in 1979 as editor of the teen magazine, TU. In 1988, she founded Editorial Eres, and in 1995 Editorial Eres merged with Editorial Televisa, which resulted in the appointment of Mrs. Díez Barroso as the chairwoman of the board and CEO of the company until 2000. She served for 14 years as a board member of Royal Caribbean Cruises and 15 years as a board member of Grupo Financiero Inbursa. Mrs Díez Barroso is currently a board member of Consejo Mexicano de Negocios, Telmex, Medica Sur and Centro Roberto Garza Sada part of “UDEM University”. Mrs. Díez Barroso is also a trustee of several philanthropic initiatives including Museo San Ildefonso and Fideicomiso del Bosque de Chapultepec. She currently invests in both public and private entities through LCA Capital, a family office she co-founded.

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

Juan Gallardo Thurlow. Mr. Gallardo was elected to our board of directors on April 26, 2016. Mr. Gallardo currently is the chairman of the board of directors of Organización CULTIBA (the holding company for GEPP and Grupo Azucarero México), and the chairman of the board of Grupo Azucarero México, the largest sugar mill group in Mexico and Grupo GEPP, the exclusive bottling company of PepsiCo in Mexico. Mr. Gallardo is also a member of the board of directors of Caterpillar Inc. and Banco Santander (Mexico) S.A., as well as a member of the international advisory councils of Bombardier and Rabobank. Mr. Gallardo is a member of the Consejo Mexicano de Negocios, A.C. and of the Consejo Empresarial de América Latina. He was coordinator of COECE, a special ad-hoc alliance of all Mexican private sector organizations formed to promote increased trade between Mexico, the United States and Canada and the rest of the world, particularly in the context of NAFTA and the Free Trade Agreement with the European Union. Mr. Gallardo has a bachelor’s degree in law from the Escuela Libre de Derecho in Mexico City and completed the AD-II Top Management Course at IPADE in Mexico City.

María Ángeles Rubio Alfayate. Mrs. Rubio Alfayate is an Aeronautical Engineer with a degree from the Polytechnic University of Madrid and a certificate from the Management Development Program (PDD) from IESE, University of Navarra. Throughout her professional career, she has held different management positions in the field of airport management primarily in the areas of services and operations of several companies, including Flightcare, the company dedicated to providing handling services for the FCC Group, the Spanish division of Swissport International Ltd., a multinational airport ground services and air cargo handling company and CLECE, the ACS Group's services company. From 2015 until March 2020, she was Director of Services and Development for Airports at Iberia Líneas Aéreas de España. In April 2020, she joined Aena SME S.A., as director of Aena Internacional.

Alfredo de Jesús Casar Pérez. Mr. Casar holds a bachelor’s degree in economics from the Autonomous Technological Institute of Mexico (ITAM), a degree in industrial engineering from Anahuac University and a master’s degree in economics from the University of Chicago. He has been a member of the board of directors of Grupo México since 1997. He was named Executive President of Grupo Ferroviario Mexicano S.A. de C.V. (“GFM”) and Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), on March 5, 2008, and he served as President and Chief Executive Officer of GFM and Ferromex since November 16, 1999. Previously, Mr. Casar served as director of development at Grupo Mexico S.A.B. de C.V. for two years after having served as Chief Executive Officer of Compañía Perforadora México, S.A. de C.V. and Méxican Chief Executive Officer of Compañía Constructora, S.A. de C.V., for 7 years. Mr. Casar is also a member of the board of directors of Grupo Mexico, GFM and Southern Copper Corporation (“SCC”).

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our Board of Directors since 2011. He also serves as President of our Audit Committee. He is a Certified Public Accountant from the Universidad Autónoma de Guadalajara and a master’s degree in tax law from the Universidad Panamericana (IPADE). He is a retired partner of Ernst & Young Mexico after 39 years of active service, where he served as the Tax Partner in Charge during many years, and as member of its Executive Committee. Currently, he serves on the Board of Directors and, as member or President of Audit Committees of numerous large Mexican companies, including among others as Independent Board Member and Audit Committee member of Aleatica, S.A. (Subsidiary company of the Australian Fund IFM Investors), Independent Board Member and Audit Committee member of Grupo Farmacias del Ahorro, Independent Board Member and Audit Committee member of Reaseguradora Patria, S.A., Independent Board Member and Audit Committee member of Anteris Capital Venture Lending Fund, Statutory Auditor of Berkley International Seguros Mexico, S.A. de C.V. and Berkley International Finanzas Mexico, S.A. de C.V., and Former Board President of The American British Cowdray Medical Center, I.A.P. (Centro Médico ABC). He is also a member of several business and professional associations; most notably, he served as President of the Mexican Institute of Certified Public Accountants (IMCP) and of the Academy of Tax Studies of Public Accounting (AEF).

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

Álvaro Fernández Garza. Mr. Fernández was elected to our board of directors on February 26, 2014 as a provisional director nominee and was ratified as an independent director during the April 23, 2014 Shareholder Meeting. He serves as a CEO of Grupo ALFA and is member of the board of directors of Vitro, ALFA and CYDSA. He is president of the board of the Universidad de Monterrey (UDEM). He holds a bachelor’s degree in economics from the University of Notre Dame, a master’s degree in business administration from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and an MBA from Georgetown University.

Juan Díez-Canedo Ruíz. Mr. Díez-Canedo Ruíz received a bachelor’s degree in economics from the Instituto Tecnológico Autónomo de Mexico (ITAM) in 1973 and a PhD in economics from the Massachusetts Institute of Technology (MIT) in 1980. In 1978 he began working at Banco de México, holding several positions until becoming head of Macrofinancial Programming and Economic Research, a position he held until 1988. In 1980, he obtained first place in the Banamex National Economics Award. From 1989 to 1992, he was Deputy CEO of Banco Internacional (currently HSBC). From 1992 to 1994 he was Director General of the Banking area of Grupo Financiero Probursa; from 1995 to 1996 he was Executive Vice-president of Grupo Maseca (GRUMA); and from 1995 to 1999 he was Executive Vice-president of Grupo Financiero Banorte. From November 1999 to February 2001, he was CEO of CINTRA, the holding company of Aeroméxico and Mexicana de Aviación; from 2001 to 2009 he was President of Fomento y Desarrollo Comercial, S.A. de C.V.; and from 2009 to date, President and CEO of Financiera Local, S.A. de C.V. SOFOM ENR. He has been a professor at several institutions (ITAM and El Colegio de México, among others) and has published articles in specialized academic magazines in Mexico and the United States. He has been a member of the board of directors of companies such as Telmex, Alcatel, Banorte, Grupo Maseca, Grupo Gimsa, Deportes Martí, Fondo de Cultura Económica, among others. He is also member of the board of TDA (Titulización de Activos, Madrid España) and the Regional Metropolitan Board of Grupo Financiero Banorte.

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

Luis Tellez Kuenzler. Mr. Téllez is a Mexican economist and politician. He was Secretary of Energy during the government of President Ernesto Zedillo and Secretary of Communications and Transportation under President Felipe Calderon Hinojosa government. In 2009, he took the position of Chairman of the Board and General Director of the Bolsa Mexicana de Valores Group. He is currently Chairman of the Mexican subsidiary of Kohlberg Kravis Roberts & Co (KKR), a United States multinational corporation that manages investment funds and venture capital. He also serves special advisor to NTT-Data. He is the co-chair at the Mexican Woodrow Wilson Institute in Washington D.C.

During 2020, the attendance by board members of meetings of the Board of Directors or Board Committees was 100%.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Raúl Revuelta Musalem	Chief Executive Officer	April 26, 2018	44
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	50
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	68
Juan Francisco Martínez Mira	Director of Quality, Innovation and IT	August 1, 2018	55
José Ángel Martínez Sánchez	Chief of Airports and Regulated Revenues	May 7, 2016	45
Alejandro Vallarino Marusich	Director of Infrastructure	September 10, 2018	52
Alejandro Guillermo Mañón Hernández	Director of Culture & Human Capital	April 15, 2019	55

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

Juan Francisco Martínez Mira. Mr. Martínez was named our Director of Quality, Innovation and IT in August 2018. He has worked in the aeronautical industry for over 29 years. Previously, he worked for AENA in several airports and performing different functions. He joined GAP in June 2007 and performed several functions, including Operational Systems Manager, IT Subdirector and Director of the Guadalajara International Airport. Mr. Martínez is a systems engineer and also obtained a degree in music, publicity and RRPP, a master’s degree in pedagogy and in airport and aeronautics management and direction, and obtained postgraduate diplomas in innovation, strategic planning and airports. He completed his studies at Conservatorio Superior de Música de Murcia, Universidad de Murcia and Universidad Complutense de Madrid.

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

Alejandro Vallarino Marusich. Mr. Vallarino was appointed as Infrastructure Director in November 2018. In this role, he has planned, developed and built approximately one million square meters of projects. Mr. Vallarino is a civil engineer with a bachelor’s degree in engineering from University of Mexico (UNAM), an MBA from ITAM, a master’s degree in real estate and construction companies’ executive management from Polytechnic University of Madrid and a Master’s degree in airport infrastructure planning from Polytechnic University of Madrid. For 23 years of his professional career, Mr. Vallarino worked for large construction and real estate development companies, including Dine, Gicsa, ICA and Citelis.

Alejandro Guillermo Mañón Hernández. Mr. Mañón was appointed as Director of Culture & Human Capital in April 2019. Mr. Mañón has almost 30 years of professional experience in human resources in different industries including technology, consumer goods, pharmaceutical and electronics. Mr. Mañón has a strong background in complex operations including manufacturing and corporate areas in Mexico and in other countries in Latin America. Mr. Mañón holds a bachelor’s degree in Industrial Relations from the Universidad Panamericana.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

For 2020, the aggregate compensation paid to our directors designated by our Series B shareholders was approximately Ps.8.0 million. The compensation paid to the director appointed by Grupo México was of approximately Ps.1.2 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors receive a base annual compensation of approximately U.S.$44,100 for their service on our board of directors. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee receives an additional U.S.$7,717; members of our Audit Committee receive U.S.$4,410; members of our Acquisition Committee receive U.S.$4,410 and members of our Compensation Committee receive U.S.$2,205.

The compensation paid to our seven executive officers amounted to Ps.39.4 million in 2020, of which 73% was salary, 25% was bonuses and 2% was other compensation. We have not established any pension, retirement or similar benefits or arrangements for these individuals through 2020. However, in 2016 we established a new long-term cash bonus incentives plan for our executives, which seeks to encourage the retention and development of key management within the Company. The executive officers’ rights to exercise this compensation plan will vest at the end of 2019, after the approval of the financial statements in the Shareholders’ Meeting, subject to achieving certain performance and profitability targets for the Company, including share price, distributions to shareholders, operating profitability, net income and capital expenditures. After determining that the objectives under the long-term cash bonus incentive plan had been achieved for the period from 2016 to 2019, in March 2021, we authorized and paid in the aggregate Ps.13.2 million to our seven executives.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, shall have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Raúl Revuelta Musalem, CEO, who chairs the committee; Carlos Alberto Rohm Campos; Juan Gallardo Thurlow; Saúl Villarreal García, Chief Financial Officer; José Ángel Martínez Sánchez, Chief of Airports and Regulated Revenues and Alejandro Vallarino Marusich, Director of Infrastructure. Carlos Manuel Porrón Suarez, Santiago Riveroll and Alejandro Cortina Gallardo serve as alternates for Raúl Revuelta Musalem, Carlos Alberto Rohm Campos and Juan Gallardo Thurlow, respectively.

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

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third-party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and AMP or any of its related parties, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Carlos Alberto Rohm Campos and Joaquin Vargas Guajardo. Alejandro Cortina Gallardo was elected to serve as an alternate member to Carlos Alberto Rohm Campos. A secretary has also been appointed who is not a member of the committee.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within the scope of its subject matter. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Laura Díez Barroso Azcárraga and Álvaro Fernández Garza. María Ángeles Rubio Alfayate was elected to serve as an alternate member to Laura Díez Barroso Azcárraga.

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2018	2019	2020 (2)
By category of activity:
Airport operations	601	621	541
Airport maintenance	214	223	227
Administration (1)	322	348	573
Fundación GAP	35	51	61
By geographic location:
Guadalajara	207	230	284
Tijuana	115	120	146
Los Cabos	113	127	168
Puerto Vallarta	114	119	143
Guanajuato	67	72	88
Hermosillo	68	66	71
Mexicali	53	56	62
La Paz	52	49	53
Aguascalientes	54	57	64
Morelia	51	52	48
Los Mochis	45	46	49
Manzanillo	39	40	34
Total (1)	1,172	1,243	1,402

(1)	Total at December 31, 2018, 2019 and 2020, includes 191, 209 and 192 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.
(2)	As of December 31, 2020, CORSA employed 489 people, SIAP employed 542 people, PCP employed 311 people and Fundación GAP employed 61 people.

As of December 31, 2020, 65.0% of our employees were non-unionized employees. The remaining 35.0% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of ASA as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to each one of our twelve airport subsidiaries, which is negotiated by the respective local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2019, we successfully renegotiated our collective bargaining agreements, thereby securing a favorable and productive work environment for our employees for 2020 and 2021. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During 2020, because we agreed with the union to postpone the renegotiation of our collective bargaining agreements until March 2021 due to the effects of the global COVID-19 pandemic, a general salary increase of 3.5% was applied.

We offer a savings plan available to all of our Mexican employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2018, 2019 and 2020, we made a total of Ps.26.4 million, Ps.29.3 million and Ps.30.6 million, respectively, in payments to employees’ accounts pursuant to the savings plan.

Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Mexican Treasury Department.

In July 2020, due to the economic impact of the COVID-19 pandemic, we made available to our employees an early retirement program. As a result of the program, 104 employees retired early.

In August 2020, we decided to insource some of our services. As a result, we hired 185 employees, these employees help operate the VIP lounges, convenience stores, commercial areas, among other services.

Employees in Jamaica

Montego Bay Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Montego Bay Airport

	December 31,
	2018	2019	2020
By category of activity:
Airport operations	81	86	83
Airport maintenance (1)	52	53	47
Administration	32	33	25
Total	165	172	155

(1)	Total at December 31, 2020, includes 155 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainages and general labor tasks.

As of December 31, 2020, 34.2% of MBJA’s employees, comprising management and contract staff, were non-unionized employees and the remaining 65.8% of employees were unionized. The unionized employees are members of two local trade unions: the Trade Union Congress (“TUC”) and Union of Technical, Administrative, and Supervisory Personnel (“UTASP”).

On November 2, 2020, MBJA and the TUC amicably agreed and executed the current collective bargaining agreement covering the period from March 1, 2020 to February 28, 2021. Forty-five employees from MBJA’s maintenance, engineering and emergency response service teams are members of the TUC. MBJA has received the Salary and Fringe Benefits Claim document from the TUC Bargaining unit for the period from March 1, 2021 to February 28, 2022. Negotiations have not yet commenced.

On December 7, 2020, MBJA and the UTASP amicably agreed and executed the current collective bargaining agreement covering the period from April 1, 2020 to March 31, 2021. Fifty-nine employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP. We await the submission of the Salary and Fringe Benefits Claim from the UTASP Bargaining unit for the period April 1, 2021 to March 31, 2022.

MBJA continues to maintain a good relationship with both unions. Further, to our knowledge, MBJA pays comparable salaries and benefits to similar enterprises in Jamaica. MBJA also facilitates voluntary employee salary deductions for personal savings.

Kingston Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Kingston Airport

	December 31,
	2019	2020
By category of activity:
Airport operations	92	70
Airport maintenance	22	14
Administration	16	15
Total	130	99

As of December 31, 2020, all of NMIA’s employees, comprising management and contract staff, were non-unionized employees.

PACKAL has formally recognized two trade unions which were previously recognized by NMIA Airports Limited, namely, the TUC and the UTASP; however no claims have been made by either union and no negotiations have been held or are pending.

PACKAL intends to maintain good relations with the recognized unions through timely sharing of relevant information and consultation as appropriate.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government owned 476,850,000 Series B shares, representing 85% of our issued capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth the current ownership of outstanding shares (523,286,608) as of April 16, 2021, to the extent of our knowledge:

Major Shareholders

	Number of Shares		Percentage of Outstanding Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP	13,269,900	84,150,000	2.5%	16.1%
Grupo México, S.A.B. de C.V. (1)	45,221,756	—	8.6%	0.0%
Weston Hill Equity Holdings, LP (2)	23,794,815	—	4.5%	0.0%
Public (3) (4)	356,850,137	—	68.3%	0.0%

(1)	Based on the Schedule 13D (Amendment 41) filed on February 19, 2021 by Grupo México.
(2)

Based on the Schedule 13D (Amendment No. 5) filed on May 5, 2020 by Weston Hill Equity Holdings, LP (“Weston”), on May 5, 2020, Mrs. Díez Barroso and Mr. Laviada Ocejo disposed of the following Series B and Series BB shares through a series of transfers, in each case for no consideration, to various adult family members, which resulted in each of Mrs. Díez Barroso and Mr. Laviada Ocejo and such transferees owning less than 5% of our Series B outstanding shares:

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

•

Subsequent to these series of transfers, Weston beneficially owns 23,794,815 Series B shares (5.4% of our outstanding Series B shares). Mr. Laviada Ocejo directly beneficially owns 356,924 Series B shares. Mrs. Díez Barroso directly beneficially owns 2,695,811 Series B shares. Mr. Laviada Ocejo and Mrs. Díez Barroso are husband and wife. Therefore, Mrs. Díez Barroso may also be deemed to be a beneficial owner of 356,924 Series B shares directly beneficially owned by Mr. Laviada Ocejo and Mr. Laviada Ocejo may be deemed a beneficial owner of 2,695,811 Series B shares directly beneficially owned by Mrs. Díez Barroso.

(3)

As of December 31, 2020, we held an additional 35,424,453 shares in treasury as a result of our Share Repurchase Programs, which are not included in the number of shares outstanding. During our next Shareholders’ Meeting to be held on April 27, 2021, one of the agenda items proposes the cancellation of any treasury shares held as of December 31, 2020.

(4)	In March 2021, we begun purchasing shares of the Company. As of April 16, 2021, we have repurchased 2,288,939 shares, which are not included in the number of shares outstanding.

AMP holds all of our Series BB shares, representing 15% of our total capital stock. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.”

As of April 16, 2021, approximately 15.8% of our Series B shares were held in the form of ADSs, and 87.0% of the holders of our ADSs (66 holders, including The Depository Trust Company) had registered addresses in the United States.

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

On November 19, 2014, CMA purchased from DCA 792,800,000 shares, representative of 33.33% of the capital stock of AMP. As a result of the transaction, CMA became 66.66% owner of the capital stock of AMP. AMP’s shareholders (CMA and AENA) have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, meanwhile (i) the appointment of AMP’s representatives to our board of directors and board committees shall be made on a rotating basis, and (ii) any right of AMP regarding the appointment of our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be made, in principle, pursuant to the unanimous consent of AMP’s shareholders. When unanimous consent is not obtained, other mechanisms exist to avoid the resulting deadlocks. However, such deadlocks might still occur, which may affect our operations. See “Item 3, Key Information – Risk Factors – Risks Related to our Strategic Shareholder – Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.”

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

The agreement has an initial term of fifteen years, but automatically renews for successive five-year terms unless one party provides the other a notice of termination at least 60 days prior to a scheduled expiration date. The agreement was most recently automatically renewed on August 25, 2019, for an additional five-year term, in accordance with Clause 5.2 of the agreement.

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

In 2018 and 2020, we did not recognize any expenses paid to AMP. In 2019, we recognized Ps.5.6 million (U.S.$296 thousand) in expenses. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.411.5 million (U.S.$20.9 million), Ps.461.5 million (U.S.$24.5 million) and Ps.289.1 million (U.S.$14.6 million), for 2018, 2019 and 2020, respectively.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV for the construction, operation, maintenance and use of a cross-border walkway (the “CBX”), with each party responsible for the section of walkway corresponding to such party’s side of the U.S.-Mexico border. The CBX aims to facilitate the flow of passengers in both directions across the border with the presentation of a valid boarding pass. The contract, in effect since April 8, 2013 and expiring with the expiration of the Tijuana airport concession, establishes that OTV must pay the Tijuana airport a fixed fee (“access rights”) for every passenger that uses the CBX as compensation for the reduction in non-aeronautical services revenues from parking, taxi, bus, retail, car rental and money exchange services until December 2017. The CBX began operations on December 9, 2015. During the years ended December 31, 2018, 2019 and 2020 respectively, the CBX was used by approximately 2.3 million, 2.9 million and 1.7 million passengers. The Tijuana airport received Ps.3.7 million in access rights during 2018, corresponding to the last 15 days of 2017. Since 2018 no additional payments for access rights are payable. For more information, see Note 31 of our audited consolidated financial statements.

OTV is a private company incorporated in the United States and wholly owned by Otay-Tj Holdings, L.L.C. The holding company has two shareholders, 25% is held by a U.S. company, and 75% is held by a Mexican company. The shareholders of the Mexican company, also own 66.66% of AMP, our strategic shareholder. Consequently, this agreement is considered an operation between related parties. OTV obtained the presidential permits in the U.S. to provide border-crossing services and is responsible for all obligations with the U.S. government. It is also the owner of the property along the U.S. border which it acquired prior to obtaining the presidential permit on which the CBX terminal was subsequently constructed. For this reason, this business opportunity could only be conducted with OTV.

The agreement with OTV was negotiated at arm’s length and reported to our Audit and Corporate Practices Committee. It was approved by a majority of our independent directors at a board of directors meeting on February 26, 2013, and our Series BB directors appointed by AMP abstained from the vote.

Accounts receivable (payable) with other related parties

As of December 31, 2018, 2019 and 2020, the following balances receivable (payable) with other related parties that are in the consolidated statement of financial position, are integrated as follows:

	2018		2019		2020
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	93	Ps.	3,523	Ps.	1,698
Mayo 13, S.A. de C.V. (Independent director)	Ps.	—	Ps.	729	Ps.	—
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	—	Ps.	—	Ps.	5,955
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	—	Ps.	—	Ps.	549

	2018		2019		2020
Accounts payable:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	(7,698)	Ps.	(3,079)	Ps.	-
OTV (Shareholder)	Ps.	(465)	Ps.	-	Ps.	-

Other operations with other related parties

During the years ended December 31, 2018, 2019 and 2020, the following operations were carried out with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income, are as follows:

(thousands of pesos)

	2018		2019		2020
Commercial revenues:
Especialistas en Alta Cocina, S.A. de C.V. (Independent Director)	Ps.	32,236	Ps.	34,039	Ps.	—
Mayo 13, S.A. de C.V. (Independent Director)	Ps.	9,443	Ps.	5,549	Ps.	—
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	300	Ps.	1,253	Ps.	1,313
Promotora Cabo Real, S.A. de C.V. (Shareholder)	Ps.	21,059	Ps.	28,910	Ps.	14,291
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	—	Ps.	4,886	Ps.	5,524
Fly by Wings, S.A. de C.V. (Independent director)		—		—		24,093
Beer Factory de México, S.A. de C.V. (Independent director)		—		—		1,389
Operadora y Administradora de Restaurantes Gigante, S.A. de C.V. (Independent director)		—		—		1,004
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	298	Ps.	62

	2018		2019		2020
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	8,896	Ps.	8,626	Ps.	—
Other service:
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	279	Ps.	—

Item 8.Financial Information

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

Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain of our bylaws

Articles X and XII of our bylaws, among others, limit the ability of Series B shareholders, directly or with related parties, other than AMP, to hold more than 10% of our capital stock, and any shares held in excess of that amount must be sold in a public offering. In accordance with our bylaws, until the public offering of such shares takes place, such excess shares have no voting power and cannot be represented in any shareholders’ meeting.

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

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws void. The plaintiffs are Grupo México and its subsidiary ITM. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our bylaws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance, and referred the proceeding to the second chamber of the Supreme Court. On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws under Article 48, Section III of the Mexican Securities Law and remanded the case to the intermediate appellate court. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles. accordance with the decision of the Mexican Supreme Court, the Superior Court of Mexico City: (i) declared that Grupo México and ITM are in violation of our bylaws, resulting from the fact that together they hold more than the 10% of our capital stock; (ii) ordered the sale by Grupo México and ITM of the Series B shares held in excess of 10% of our capital stock; and (iii) instructed that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the laws of Mexico and Article XII of our bylaws.Grupo México filed an appeal looking for clarification regarding the ruling. On November 9, 2016, the Grupo México complaint was declared unfounded. We filed a complaint seeking fees and expenses. On May 8, 2019, a civil court in Mexico City granted Grupo Mexico´s request for an amparo challenging the constitutionality of Article 48, Section III of the Mexican Securities Law. We then filed a direct amparo appeal. On March 26, 2021, the civil court in Mexico City upheld the validity of Article 48, Section III of the Mexican Securities Law and confirmed the validity of Articles X and XII of our bylaws. As of the date of this filing, and according to the last Schedule 13D filed with the SEC, Grupo México owns 8.1% of our total shares. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholder – Certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition or results of operations.”

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

Tijuana

In the case of our Tijuana airport, our airport subsidiary has been joined as an interested third party in the proceedings challenging the 1970 expropriation decree. During 2008, the ejido received an unfavorable ruling, which it appealed, and subsequently, it received a judgment in its favor from the agrarian court calling for the restitution of 320 hectares of land. On October 20, 2016, we filed an amparo against the decision. On November 26, 2020, the amparo was resolved in our favor. The ruling leaves without effect the prior ruling by the agrarian court calling for the restitution of land and further rules that the conditions for restitution as laid out in Article 98 of the Agrarian Law (Ley Agraria) were not met. We expect the ejido to appeal this ruling. If we are not successful in defending this ruling, although the precise area affected has yet to be determined, depending on which particular land parcel an adverse ruling applies to, the decision could affect the airport’s perimeter and could materially disrupt the airport’s current operations.

In addition, certain of the former ejidos’ participants are currently occupying portions of the property on which we operate Tijuana International Airport. Although the currently occupied portions are not at present essential to the airport’s operations and these former ejidos’ participants are not currently interfering with the airport’s operations, their presence could limit our ability to expand the airport into the areas they occupy, and they may seek to disrupt the airport’s operations if their legal claims against the Mexican government are not resolved to their satisfaction.

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

In addition to the legal proceedings, during various periods since 2016, members of the ejido blocked access to commercial areas of Guadalajara Airport, specifically the parking facilities, which resulted in commercial revenue losses during those years. Although we recovered control of these areas on February 12, 2020, if these persons occupy the area again in the future, their presence could have an adverse impact on our operations, revenues and security, and could restrict our ability to expand our operations, at the Guadalajara airport.

Puerto Vallarta

In October 2013, Puerto Vallarta International Airport received notification of lawsuits related to the ejido Valle de Banderas, which claimed the invalidity of the expropriation by the Mexican government of the land on which the airport is located. Participants of the ejido commenced four proceedings against us, our Puerto Vallarta airport and various federal authorities for restitution or compensation with respect to 154 hectares of land comprising this airport. The claimants seek, among other things, to invalidate the expropriation decree issued on October 9, 1957 and, in two of the proceedings, are also seeking restitution of the land as they were not part of the expropriation decrees of October 9, 1957, August 20, 1990, November 24, 1993, and April 24, 1997. These lawsuits are also seeking, in part, to void the concession granted to the airport. We challenged the lawsuits on the basis of a lack of jurisdiction, as the claims were brought in the courts of the State of Nayarit, while our Puerto Vallarta airport is located in the State of Jalisco. The superior agrarian court agreed with our appeal and removed the case to Guadalajara. This proceeding is in process and remains pending.

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

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of Ps.234.8 million in property taxes for the period from 2000 to 2014, which we challenged on December 19, 2014. With respect to the municipal authority’s request for us to post a collateral bond guaranteeing the entire amount in question, the court granted judgment in our favor and suspended the requirement, which we had challenged on the grounds that we have already guaranteed part of the amount in previous proceedings. On October 6, 2020, the lower court issued a ruling against us. We immediately filed for judicial review (revision). The request for review is pending.

Hermosillo

On October 28, 2019, the municipality of Hermosillo notified us regarding seven property tax claims for a total of Ps.10.2 million. We challenged the claims by commencing an annulment proceeding on December 12, 2019. On November 11, 2020, the lower court issued a ruling in our favor declaring the tax claims null.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations should a court determine that these property taxes must be paid in response to any future proceedings.

DIVIDENDS

The declaration, amount and payment of dividends are determined by a majority vote of our shareholders present at a shareholders’ meeting and generally, but not necessarily, on the recommendation of the board of directors, which is empowered by Article 18 of our bylaws to set our dividend policies. So long as the Series BB shares represent at least 7.65% of our capital stock, the declaration and payment of dividends will require the approval of the holders of a majority of the Series BB shares.

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.1.6 billion (historical value) on December 31, 2020 (excluding reserve amounts corresponding to 2020 net income).

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

Under our dividend policy adopted at the Extraordinary Shareholders’ Meeting held on April 15, 2005, our annual dividend consists of two components. The first component is a fixed amount, which was Ps.450 million for 2005 (for the dividend paid in 2006) and is intended to increase gradually each year. The dividend policy also contemplates that our annual dividend will include any cash and cash equivalents we hold (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) in excess of our “minimum cash balance.” For purposes of our policy, the “minimum cash balance” is the amount of cash and cash equivalents that our board of directors determines is necessary to cover the minimum amount of expenses and investments expected to be incurred in the fiscal year during which the dividend payment is made and the subsequent fiscal year. Dividends are expected to be made payable in cash and in one or more payments as determined in the relevant ordinary shareholders’ meeting approving dividends.

We paid aggregate dividends of Ps.4,004.9 million in 2018 and Ps.4,425.4 million in 2019. In 2020, no dividend was proposed at our General Ordinary Shareholders’ Meeting.

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

As of December 31, 2020, we had accumulated approximately Ps.6.8 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

Our common ADSs, each representing 10 Series B common shares, are traded on the NYSE under the ticker symbol “PAC”. The Bank of New York Mellon serves as the depositary for our common ADSs. On April 16, 2021, there were 75,348,020 common ADSs outstanding, representing 13.4% of our total share capital.

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

In addition to the foregoing, each of the following actions of our board of directors, among certain others, may only occur with the approval of the Series BB directors:

•	approval of our airports’ five-year Master Development Programs or amendments thereto;
•	approval of our annual business and investment plans;
•	approval of capital expenditures outside of our annual investment plans;
•	approval of any sale of our fixed assets, individually or jointly, in an amount exceeding U.S$3.0 million;
•	approval for us to enter into any type of loan or credit agreement, other than for certain loans granted by us to our subsidiaries;
•	approval of the granting by us of guarantees (avales) or other security interests other than for the benefit of our subsidiaries;
•	proposing to increase our capital stock or that of our subsidiaries;
•	approval of sales of shares in our subsidiaries;
•	approval of our dividend policies; and
•	proposing individuals to join our Audit Committee or our Nominations and Compensation Committee.

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 16, 2021:

Capital Stock

Capital Stock	Authorized	Issued and Outstanding
Series B shares	476,850,000	439,136,608
Series BB shares	84,150,000	84,150,000
Total	561,000,000	523,286,608

Our bylaws provide that our shares have the following characteristics:

•

Series B: Series B shares currently represent 85% of our capital stock and may represent up to 100% of our share capital. Series B shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments.

•

Series BB: Series BB shares currently represent 15% of our capital stock and may not represent a greater percentage of our capital stock. Like Series B shares, Series BB shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments and subject to the other requirements of our bylaws.

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

Voting Rights and Shareholders’ Meetings

Each Series B share, and Series BB share entitles the holder to one vote at any general meeting of our shareholders. Holders of Series BB shares are entitled to elect four members of our board of directors and holders of Series B shares are entitled to elect the remaining members of the board of directors.

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

At the General Ordinary Shareholders’ Meeting held on July 1, 2020, we did not declare a dividend.

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

Shareholder Ownership Restrictions and Antitakeover Protection

Holders of our shares are subject to the following restrictions:

•	holders of Series B shares, either individually or together with their related parties, may not directly or indirectly own more than 10% of our Series B shares;
•	although there is no limit on individual holdings of Series BB shares, Series BB shares may represent no more than 15% of our capital stock;
•	holders of Series BB shares may also own Series B shares;
•	no shareholder may vote more than 10% of our capital stock. Shares in excess of this threshold will be voted in the same manner as the majority of our shares;
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

TAXATION

The following summary contains a description of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs, and that is a “non-Mexican holder” (as defined below), (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary of U.S. tax considerations deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as entities treated as a partnership for U.S. federal income tax purposes or a partner in such partnership, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding shares by vote or value, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax or net investment income tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and investors holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. The summary of Mexican tax considerations does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the Series B shares or ADSs and does not address all of the Mexican tax consequences that may be applicable to specific holders of the Series B shares or ADSs (including a holder that controls the Company, an investor that holds 10% or more of the Series B shares or ADSs by vote or value or holders that constitute a group of persons for purposes of Mexican law that controls the Company or that holds 10% or more of the Series B shares or ADSs by vote or value, or a holder that is a resident of Mexico or that is a corporation resident in a tax haven (as defined in the Mexican Income Tax Law)). In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

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

Taxation of Dividends

Mexican Tax Considerations

Under the Mexican Income Tax Law, dividends paid to Mexican individuals or any foreign residents are subject to a 10% withholding tax if paid from earnings generated during and after 2014 but are not subject to Mexican withholding tax if paid from earnings generated before 2014. Non-Mexican holders may be subject to withholding tax at reduced rates if they are eligible for benefits under an applicable tax treaty with Mexico.

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

Subject to certain exceptions for short-term and hedged positions, so long as certain holding period and other requirements are met, the U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year.

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

U.S. Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

DOCUMENTS ON DISPLAY
We file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any materials filed with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov/ and at our website at https://www.aeropuertosgap.com.mx/en/financial-information.html. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market Risk

See Note 4 to our audited consolidated financial statements for disclosure about market risk.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar but collected in pesos based on the average exchange rate for the prior month. In 2018, 2019 and 2020, approximately 28.0%, 27.4% and 25.3%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2018, 2019 and 2020, 31.1%, 31.0% and 31.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). A depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues. Approximately 21.9% of our 2020 aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 24.0% of our consolidated costs and expenses are denominated in U.S. dollars. Based upon a 10% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2020, we estimate that our revenues would have increased by approximately Ps.212.0 million, and our costs and expenses would have increased approximately Ps.92.5 million.

As of December 31, 2018, 2019 and 2020, respectively, 59.6%, 55.2% and 60.5% of our cash and marketable securities were denominated in U.S. dollars and 0.0%, 0.01% and 0.01% were denominated in euros.

In 2018, we obtained U.S.$28.0 million in loans and prepaid U.S.$9.1 million. In 2019, we obtained U.S.$5.0 million in loans. We had a total of U.S.$235.4 million in U.S. dollar-denominated debt as of December 31, 2019. In 2020, we obtained U.S.$37.0 million in additional U.S. dollar indebtedness, and as of December 31, 2020, we had U.S.$268.5 million in U.S. dollar-denominated debt. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2018, 2019 and 2020, we did not have any outstanding forward foreign exchange contracts.

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

As of December 31, 2020, we had approximately Ps.16.1 billion in variable rate debt, in 2017, 2019 and 2020 we contracted interest rate swaps covering Ps.9.8 billion worth of risk for increased interest rates related to the issuance of our GAP 17, GAP 17-2, GAP 19 and GAP 20 long-term debt securities. As of December 31, 2020, we have Ps. 8.3 billion in fixed rate debt, for a total debt of Ps.24.4 billion.

In addition, on September 24, 2015, we signed two unsecured credit agreements for the refinancing of the bridge loans obtained for the acquisition of DCA. The loans, from Bank of Nova Scotia and BBVA, for U.S.$95.5 million each, generate interest at the variable one-month Libor rate plus 99 and 105 basis points, respectively. The Bank of Nova Scotia and BBVA loans were disbursed on January 19, 2016 and February 15, 2016, respectively, and have a five-year maturity. On October 29, 2020, we announced the successful refinancing of our Bank of Nova Scotia and BBVA loans which were to come due in January and February 2021, respectively. The Scotiabank credit refinancing was for our US$95.5 million credit due January 2021. The new loan has a 36-month term from the date of disbursement which will be January 19, 2021. Interest will be payable monthly at an annual fixed rate of 2.063% with a structuring fee of 30 basis points and principal due at maturity. The BBVA credit refinancing was for our US$95.5 million credit due February 2021. The new loan has a 36-month term from the date of disbursement which will be February 2, 2021. Interest will be payable monthly at an annual fixed rate of 1.97% with an upfront fee of 60 basis points and principal due at maturity.

On September 3, 2020, MBJA signed loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for up to US$60.0 million available for disbursement up to 24 months from the closing date. The loan has a 5-year maturity with a 2-year optional extension for up to US$54.0 million, with a monthly interest rate of Libor plus 310 basis points and principal payments of 10% due on the fifty-fourth month and 90% due at maturity. The disbursement fee was 50 basis points due at closing and a commitment fee of 55 basis points payable quarterly on any undrawn balance. The first drawdown of US$30.0 million was made on September 4, 2020. The loan proceeds will be used to finance the airport’s Capital Development Program, as well as for general corporate purposes.

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

On March 2, 2020, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swap) in order to cover the risk derived from the tranche of the GAP 20 long-term debt securities. The contract is for a value of Ps.3.0 billion and pays a fixed interest rate of 6.332% at the maturity of the long-term debt securities.

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

During 2020, we paid (i) Ps.1,405.1 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 5.87% plus a contractual fixed spread and average Libor rate of 0.49%, plus a contractual fixed spread and (ii) Ps.307.5 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase of the TIIE-28 and the Libor rate as of December 30, 2020, we estimate that our interest expense would have increased by Ps.111.5 million.

Because both our U.S. dollar loans and our peso bond debt have variable interest rates, an increase without interest rate hedges would reduce our cash flows. To reduce our exposure, we have contracted interest rate hedges with HSBC and Scotiabank. These financial instruments with HSBC and Scotiabank to cover our GAP 15 debt securities for Ps. 2,200,000 were not entered into for speculative purposes but were also not formally designated and therefore did not qualify as hedging instruments for accounting purposes. As a result, changes in their fair value are recognized in the profit or loss within finance cost. The financial instruments with Scotiabank to cover the GAP 17-2, GAP 19 and GAP 20 long-term debt securities were entered into for speculative purposes and were formally designated. Therefore, these instruments qualify as hedging instruments for accounting purposes, and as a result, changes in their fair value are recognized in other comprehensive income and profit or loss in the cash flow hedges reserve.

	Notional amount		Coverage						Market value at December 31, 2020
	(millions)		start date	Rate	Floor	CAP 1	CAP 2	Due date	(in millions)
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	(0.5)
HSBC	U.S.$	95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		(0.9)
HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022		(57.1)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	—	—	—	November 2022		(154.7)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	—	—	—	March 2024		(335.7)
Scotiabank	Ps.	3,000.0	March 2020	6.332%	—	—	—	February 2025		(201.8)
Total									Ps.	(750.7)

For the year ended December 31, 2020, we recognized a gain of Ps.29.6 million within finance cost as expense of the period, due to the value of the premium paid, for the effect of the intrinsic value of these hedges. In 2019 and 2020, we recognized Ps.149.8 million and Ps.41.8 million, respectively, in the reserve for the loss of fair value of the coverage for cash flow hedges of the GAP 17-2, GAP 19 and GAP 20 debt securities.

On February 26, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in November 2017. These debt securities were issued at a 28-day TIIE variable rate plus 44 basis points, so a swap was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2020 we recognized Ps.51.3 million as finance cost as a result of the application of the hedge because the fixed rate contracted in the swap was higher than the TIIE.

On February 27, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in March 2019; These debt securities were issued at a 28-day TIIE variable rate plus 45 basis points, so a swap was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2020 we recognized Ps.67.1 million as finance cost as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE.

On March 2, 2020, we entered into a hedge of the variable interest rate generated by the debt securities issued in February 2020; These debt securities were issued at a 28-day TIIE variable rate plus 17 basis points, so a swap was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2020 we recognized Ps.5.6 million as finance income and Ps.24.5 million as finance cost as a result of the application of the hedge because the fixed rate contracted in the swap was higher than the TIIE.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2018, we received U.S.$74.0 thousand in reimbursements from the depositary for expenses corresponding to 2017. In 2019, we received U.S.$36.9 thousand in reimbursements from the depository for expenses corresponding to 2018. In 2020, we received U.S.$20.9 thousand in reimbursements from the depositary for expenses corresponding to 2019.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures
a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2020. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as a result of the material weakness in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2020.

b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our internal control over financial reporting includes those policies and procedures that:

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

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis.

Under the oversight of our Board of Directors and with the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2020. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was not effective because of the material weakness described below.

c)	Material Weakness and Risk Assessment

Based on our management’s evaluation, we identified a material weakness in internal control over financial reporting as of December 31, 2020, related to ineffective general information technology controls (“GITCs”) resulting from deficiencies in control environment and inadequate periodic risk assessments. This material weakness related to user access and program modifications over certain IT systems and their underlying databases was the result of the following control deficiencies: (i) not maintaining effective controls over certain segregation of duties within IT environments, including certain individuals with the ability to manage systems and their underlying databases across key financial systems without an independent review performed by someone other than the preparer, (ii) not appropriately performing a periodic IT configuration risk assessment over a certain IT system used for reviewing user accesses and program modifications to key financial systems,

(iii) not designing and maintaining effective monitoring controls over certain key financial systems and databases’ administrators, (iv) and ineffective controls with regards to certain IT service desk activities, including maintaining proper documentation of such requests. As a result, our business process automated and manual controls that are dependent on the ineffective GITCs could have been adversely impacted.

This material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results. However, these control deficiencies described above, created a reasonable possibility that a material misstatement to our consolidated financial statements would not be prevented or detected on a timely basis. Therefore, we concluded that our internal control over financial reporting was not effective as of December 31, 2020.

Our independent registered public accounting firm KPMG Cárdenas Dosal, S.C. who audited the consolidated financial statements included in this annual report, issued an adverse report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, which is included on page 151 of this annual report.

d)	Changes in Internal Control Over Financial Reporting

Other than the material weakness described above and the remediation activities described below, we have not identified changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2020, that would have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

e)	Remediation Plan and Activities

Our management is engaged in remediation activities to address the material weakness described above. At the corporate and business segment level at which we identified the material weakness, we have begun strengthening the  internal control environment, as well as designing and adopting new internal controls, including: (i) segregation of duties and user account recertification controls, (ii) IT risk assessment protocols in response to changes in our IT environments, (iii) improved monitoring control of system’s user administrators accesses and system modifications, (iv) access management protocols (granting, changing or revoking access), and (v) service desk protocols (request lines and proper supporting  documentation).

Our program includes activities to be performed throughout the financial reporting cycle at all levels of the Company and at various stages within business processes. These revised procedures encompass a range of supplementary automated and manual activities such as risk assessment procedures and monitoring activities, as well as an appropriate segregation of duties when applicable. The Audit Committee have reviewed and discussed these matters with management. The Audit Committee will oversee management efforts to remediate the identified material weakness.

The material weakness will be considered remediated when management concludes that, through testing, the applicable remediated controls are designed, implemented and operating effectively. We expect remediation of this material weakness will be completed during fiscal year 2021.

f)	Report of Independent Registered Public Accounting Firm on Internal Controls

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020, 2019 and 2018 and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 22, 2021 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to ineffective general information technology controls (“GITCs”) resulting from deficiencies in control environment and inadequate periodic risk assessments has been identified and included in management assessment. This material weakness related to user access and program modifications over certain IT systems and their underlying databases and was the result of the following control deficiencies: (i) not maintaining effective controls over certain segregation of duties within IT environments, including certain individuals with the ability to manage systems and their underlying databases across key financial systems without an independent review performed by someone other than the preparer, (ii) not appropriately performing a periodic IT configuration risk assessment over a certain IT system used for reviewing user accesses and program modifications to key financial systems, (iii) not designing and maintaining effective monitoring controls over certain key financial systems and databases’ administrators, (iv) and ineffective controls with regards to certain IT service desk activities, including maintaining proper documentation of such requests. As a result, the business process automated and manual controls that are dependent on the ineffective GITCs could have been adversely impacted.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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
April 22, 2021

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Cárdenas Dosal S.C. (“KPMG Mexico”), during the fiscal years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018		2019		2020
	(thousands of pesos)
Audit fees	Ps.	9,799	Ps.	9,856	Ps.	11,434
Audit-related fees		2,197		2,526		2,143
Other fees		562		458		2,104
Total fees	Ps.	12,558	Ps.	12,840	Ps.	15,681

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

We have not engaged our independent auditors for tax compliance, tax advice or tax planning services in the fiscal years ended December 31, 2018, 2019 and 2020.

Other fees in the above table are fees billed by our independent auditors for transfer pricing services, services related to the issuance of debt securities and other services contracts.

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

2.d	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.*
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

8.1	List of subsidiaries of the Company. *

11.1	Code of Ethics of the Company.*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	Filed herewith.

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

Dated: April 22, 2021

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2018, 2019 and 2020 and for the

Years Ended December 31, 2018, 2019 and 2020

and Report of Independent Registered Public

Accounting Firms Dated April 22, 2021

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Auditors and 2018, 2019 and 2020 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 22, 2021 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of classification of certain expenditures as improvements to concession assets or maintenance costs

As discussed in the notes 3d and 8 to the consolidated financial statements, the Company has a net balance of Ps. 13,764 million of improvements to concession assets as of December 31, 2020. The Company is committed to carry-out numerous expenditures to each of its airports on an annual basis, in the case of Mexican airports, and every five years in Jamaica, under the Master Development Programs. Expenditures which are considered to be upgrades on, or improvements to, concession assets are recognized as “intangible assets - improvements to concession assets”. Additionally, the Company recognizes revenue and an expense of equal value for these expenditures. Expenditures in relation to general maintenance of the concession assets are recognized as an expense in the consolidated statement of profit and loss and other comprehensive income.

We identified the assessment of the classification of certain items of expenditure, such as those related to infrastructure, as either improvements to concession assets or as maintenance expenses as a critical audit matter. The Company’s management applied significant judgment to classify certain items of expenditure which, in turn, required subjective auditor judgment to evaluate.

The following are the primary procedures we performed to address this critical audit matter. We read the Master Development Programs and evaluated the Company’s policy for classifying expenditures as either improvements to concession assets or as maintenance expenses, considering the relevant accounting literature. We checked that the Company’s policy was applied to a sample of expenditures recognized as intangible assets during the year ended December 31, 2020, and to a sample of maintenance expenses recognized during the year ended December 31, 2020.

/s/ KPMG CÁRDENAS DOSAL S.C.

We have served as the Company’s auditor since 2016

KPMG CÁRDENAS DOSAL S.C
Guadalajara, Jalisco, México
April, 22, 2021

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018, 2019 and 2020

(In thousands of Mexican Pesos)

Assets

	December 31, 2018		December 31, 2019		December 31, 2020
Current assets:
Cash and cash equivalents (Note 5)	Ps.	6,151,457	Ps.	7,500,193	Ps.	14,444,549
Trade accounts receivable – net (Note 6)		1,395,362		1,479,410		1,266,005
Recoverable taxes and tax payments in excess (Note 12.b)		220,144		291,575		1,072,855
Other current assets		73,244		96,306		62,700
Total current assets		7,840,207		9,367,484		16,846,109
Advanced payments to suppliers		226,548		241,231		464,675
Machinery, equipment and improvements on leased assets – net (Note 7)		1,906,233		1,905,684		2,146,232
Improvements to concession assets – net (Note 8)		10,982,860		12,063,383		13,763,840
Airport concessions – net (Note 9)		11,412,118		10,821,596		10,649,220
Rights to use airport facilities – net (Note 10)		930,296		873,598		816,898
Other acquired rights – net (Note 11)		498,296		481,600		464,903
Derivative financial instruments (Note 15)		136,457		4,686		-
Deferred income taxes – net (Note 12.e)		5,472,279		5,648,944		5,966,363
Right-of-use assets		46,696		34,628		23,626
Other assets – net		98,512		134,970		219,307
Total	Ps.	39,550,502	Ps.	41,577,804	Ps.	51,361,173

See accompanying notes to consolidated financial statements.

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018, 2019 and 2020

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2018		December 31, 2019		December 31, 2020
Current liabilities:
Banks loans, debt securities and current portion of the debt (Note 16.a and b)	Ps.	-	Ps.	2,200,000	Ps.	2,659,590
Concession taxes payable		347,972		394,422		155,744
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 31.a)		298,376		355,361		157,003
Accounts payable (Note 13)		1,015,136		1,021,729		1,194,350
Advance payments from clients		139,576		142,044		128,200
Taxes payable		165,156		131,511		175,543
Liabilities for assets in lease (Note 14.b)		14,510		12,577		10,717
Derivative financial instruments (Note 15)		—		265,979		750,704
Income taxes payable (Note 12)		191,797		152,943		30,824
Total current liabilities		2,172,523		4,676,566		5,262,675
Deposits received in guarantee (Note 4)		1,130,740		1,143,485		696,059
Liabilities for assets in lease (Note 14.b)		33,689		24,615		15,476
Deferred income taxes (Note 12.e)		784,931		681,909		655,479
Retirement employee benefits (Note 17)		120,606		144,743		183,125
Long-term borrowings (Note 16.a)		4,535,863		4,437,043		6,195,576
Debt securities (Note 16.b)		9,000,000		9,800,000		15,500,000
Total long-term liabilities		15,605,829		16,231,795		23,245,715
Total liabilities		17,778,352		20,908,361		28,508,390
Equity (Note 18):
Common stock		7,777,576		6,185,082		6,185,082
Repurchased shares		(1,733,374)		(1,733,374)		(1,733,374)
Legal reserve		1,345,709		1,592,551		1,592,551
Reserve for repurchase of shares		2,983,374		3,283,374		3,283,374
Retained earnings		9,552,071		9,940,035		11,908,891
Foreign currency translation reserve		775,619		525,992		1,037,446
Remeasurements of employee benefits – Net of income tax		8,010		6,606		(10,052)
Reserve for financial instruments of cash flow hedges – Net of income tax		—		(172,094)		(471,107)
Total equity attributable to controlling interest		20,708,985		19,628,172		21,792,811
Non-controlling interest (Note 19)		1,063,165		1,041,271		1,059,972
Total equity		21,772,150		20,669,443		22,852,783
Total	Ps.	39,550,502	Ps.	41,577,804	Ps.	51,361,173

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2018, 2019 and 2020

(In thousands of Mexican Pesos, except per share amounts)

	2018		2019		2020
Revenues (Note 20):
Aeronautical services	Ps.	9,499,154	Ps.	10,547,720	Ps.	7,225,742
Non-aeronautical services		3,183,532		3,771,500		2,448,053
Improvements to concession assets		1,440,204		1,906,801		2,192,578
		14,122,890		16,226,021		11,866,373
Operating costs:
Cost of services (Note 21)		2,453,722		2,744,864		2,668,707
Technical assistance fees (Note 31)		411,477		461,549		289,154
Concession taxes (Note 9)		1,076,350		1,318,220		908,310
Depreciation and amortization (Note 22)		1,569,637		1,776,137		2,000,361
Cost of improvements to concession assets (Note 24)		1,440,204		1,906,801		2,192,578
Other (income) expense – net (Note 25)		(73,152)		1,212		(12,726)
		6,878,238		8,208,783		8,046,384
Income from operations		7,244,652		8,017,238		3,819,989
Finance cost – net (Note 26):
Finance income		576,694		665,829		410,512
Finance cost		(1,012,411)		(1,425,746)		(1,514,250)
Exchange gain (loss) – net		199,684		88,785		(330,484)
		(236,033)		(671,132)		(1,434,222)
Share of (loss) profit of associate		(947)		79		3
Income before income taxes		7,007,672		7,346,185		2,385,770
Income tax (Note 12.c):
Current		2,117,491		2,055,783		722,474
Deferred		(248,450)		(164,340)		(255,407)
		1,869,041		1,891,443		467,067
Profit for the year		5,138,631		5,454,742		1,918,703
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		(103,569)		(269,440)		580,308
Cash flow hedges, effective portion of changes in fair value, net of income tax		-		(172,094)		(299,013)
Items that will not be reclassified to profit or loss Remeasurements of employee benefit – net of income tax		(161)		(1,404)		(16,658)
Total comprehensive income for the year	Ps.	5,034,901	Ps.	5,011,804	Ps.	2,183,340
Profit for the year attributable to:
Controlling interest	Ps.	5,037,368	Ps.	5,360,152	Ps.	1,968,856
Non-controlling interest		101,263		94,590		(50,153)
	Ps.	5,138,631	Ps.	5,454,742	Ps.	1,918,703
Total comprehensive income for the year attributable to:
Controlling interest	Ps.	4,936,526	Ps.	4,937,027	Ps.	2,164,639
Non-controlling interest		98,375		74,777		18,701
	Ps.	5,034,901	Ps.	5,011,804	Ps.	2,183,340
Weighted average number of common shares outstanding		525,575,547		525,575,547		525,575,547
Basic and diluted earnings per share (in Mexican Pesos, Note 3.s)	Ps.	9.5844	Ps.	10.1986	Ps.	3.7461

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2019 and 2020

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2018	561,000,000	Ps.	9,028,446	Ps.	(1,733,374)	Ps.	1,119,029	Ps.	2,728,374	Ps.	9,001,269	Ps.	876,300	Ps.	8,171	Ps.	—	Ps.	21,028,215	Ps.	1,048,554	Ps.	22,076,769
Dividends declared non-controlling interest (Note 19)	—		—		—		—		—		—		—		—		—		—		(83,764)		(83,764)
Transfer of earnings to legal reserve (Note 18.g)	—		—		—		226,680		—		(226,680)		—		—		—		—		—		—
Dividends paid, Ps. 7.62 pesos per share (Note 18.b)	—		—		—		—		—		(4,004,886)		—		—		—		(4,004,886)		—		(4,004,886)
Capital distribution Ps. 2.38 pesos per share (Note 18.c)	—		(1,250,870)		—		—		—		—		—		—		—		(1,250,870)		—		(1,250,870)
Reserve for repurchase of shares (Note 18.b)	—		—		—		—		255,000		(255,000)		—		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		5,037,368		—		—		—		5,037,368		101,263		5,138,631
Other comprehensive income for the year	—		—		—		—		—		—		(100,681)		(161)		—		(100,842)		(2,888)		(103,730)
Total comprehensive income for the year	—		—		—		—		—		5,037,368		(100,681)		(161)		—		4,936,526		98,375		5,034,901
Balances as of December 31, 2018	561,000,000		7,777,576		(1,733,374)		1,345,709		2,983,374		9,552,071		775,619		8,010		—		20,708,985		1,063,165		21,772,150
Dividends declared non-controlling interest (Note 19)	—		—		—		—		—		—		—		—		—		—		(96,671)		(96,671)
Transfer of earnings to legal reserve (Note 18.g)	—		—		—		246,842		—		(246,842)		—		—		—		—		—		—
Dividends paid, Ps. 8.42 pesos per share (Note 18.d)	—		—		—		—		—		(4,425,346)		—		—		—		(4,425,346)		—		(4,425,346)
Capital distribution Ps. 3.03 pesos per share (Note 18.e)	—		(1,592,494)		—		—		—		—		—		—		—		(1,592,494)		—		(1,592,494)
Reserve for repurchase of shares (Note 18.d)	—		—		—		—		300,000		(300,000)		—		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		5,360,152		—		—		—		5,360,152		94,590		5,454,742
Other comprehensive income for the year	—		—		—		—		—		—		(249,627)		(1,404)		(172,094)		(423,125)		(19,813)		(442,938)
Total comprehensive income for the year	—		—		—		—		—		5,360,152		(249,627)		(1,404)		(172,094)		4,937,027		74,777		5,011,804
Balances as of December 31, 2019	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	9,940,035	Ps.	525,992	Ps.	6,606	Ps.	(172,094)	Ps.	19,628,172	Ps.	1,041,271	Ps.	20,669,443

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2019 and 2020

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2020	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	9,940,035	Ps.	525,992	Ps.	6,606	Ps.	(172,094)	Ps.	19,628,172	Ps.	1,041,271	Ps.	20,669,443
Comprehensive income:
Profit of the year	—		—		—		—		—		1,968,856		—		—		—		1,968,856		(50,153)		1,918,703
Other comprehensive income for the year	—		—		—		—		—		—		511,454		(16,658)		(299,013)		195,783		68,854		264,637
Total comprehensive income for the year	—		—		—		—		—		1,968,856		511,454		(16,658)		(299,013)		2,164,639		18,701		2,183,340
Balances as of December 31, 2020	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	11,908,891	Ps.	1,037,446	Ps.	(10,052)	Ps.	(471,107)	Ps.	21,792,811	Ps.	1,059,972	Ps.	22,852,783

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2019 and 2020

(In thousands of Mexican Pesos)

	2018		2019		2020
Cash flows from operating activities:
Profit for the year	Ps.	5,138,631	Ps.	5,454,742	Ps.	1,918,703
Adjustments for:
Employee benefits		7,465		22,733		31,382
Allowance expected credit loss		(15,131)		5,299		86,596
Depreciation and amortization		1,569,637		1,776,137		2,000,361
Loss (gain) on sale of machinery, equipment and improvements to leased assets		5,554		586		(14,375)
Share of loss (profit) of associate		947		(79)		(3)
Net (gain) loss on derivative financial instruments		(29,643)		149,770		43,778
Interest expense for financing activity		896,165		1,142,086		1,388,072
Unrealized exchange (gain) loss		10,827		(111,544)		57,780
Provisions		(2,650)		6,930		428
Income tax expense		1,869,041		1,891,443		467,067
		9,450,843		10,338,103		5,979,789
Changes in:
Trade accounts receivable		(383,361)		(101,537)		164,258
Recoverable income tax and other current assets		93,827		(28,591)		(814,271)
Concession taxes payable		43,672		57,378		(253,633)
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		45,754		56,985		(198,358)
Accounts payable		114,384		11,642		(85,718)
Taxes payable		90,811		(33,539)		43,252
Deposits received in guarantee		43,121		26,673		(456,787)
Cash generated by operating activities		9,499,051		10,327,114		4,378,532
Income taxes paid		(2,263,432)		(2,163,057)		(811,965)
Net cash provided by operating activities		7,235,619		8,164,057		3,566,567
Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased assets, improvements to concession assets and advance payments to suppliers		(2,501,656)		(2,478,988)		(3,160,111)
Proceeds from sales of machinery and equipment		6,604		4,186		6,248
Equity reimbursement from associate		10,034		—		—
Cash flows by concession right		(50,354)		(97,628)		—
Other investment activities		(15,039)		(13,665)		(63,828)
Net cash used in investing activities		(2,550,411)		(2,586,095)		(3,217,691)
Cash flows from financing activities:
Dividends declared and paid		(4,004,886)		(4,425,346)		—
Dividends paid to non-controlling interest		(274,685)		(146,715)		—
Capital distribution		(1,250,870)		(1,592,494)		—
Proceeds from issuance of debt securities		-		3,000,000		7,200,000
Proceeds from bank loans		534,807		96,308		2,709,125
Repayments on bank loans		(252,095)		-		—
Payment of debt securities						(2,200,000)
Interest paid on leasing		(3,733)		(3,703)		(2,582)
Payment of obligations for leases		(11,504)		(16,261)		(12,977)
Interest paid on financial loans		(903,728)		(1,143,318)		(1,405,139)
Net cash (used in) generated by financing activities		(6,166,694)		(4,231,529)		6,288,427
Effects of exchange rate changes on cash held:		(97,200)		2,303		307,053
(Decrease) increase in cash and cash equivalents		(1,578,686)		1,348,736		6,944,356
Cash and cash equivalents at beginning of year		7,730,143		6,151,457		7,500,193
Cash and cash equivalents at the end of year	Ps.	6,151,457	Ps.	7,500,193	Ps.	14,444,549
Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased assets and improvements to concession assets	Ps.	318,519	Ps.	286,409	Ps.	540,854

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2018, 2019 and 2020

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

On October 10, 2018, the Company through its subsidiary PACKAL, entered into a concession agreement with Airport Authority of Jamaica (AAJ), with which the authority guaranteed to PACKAL the right to rehabilitate, develop, operate and maintain NMIA for a period of 25 years with a possible extension of 5 years, as of October 10, 2019. In accordance with the terms of the concession agreement, the Company paid USD $7.1 million (USD $2.1 million to the International Finance Corporation (IFC) and USD $5.0 million to the AAJ). Once the operation begins, PACKAL is obliged to pay the AAJ a concession right of 62.01% of the total aeronautical and commercial revenues. All long-lived assets located in the NMIA are owned by AAJ. Upon the expiration of the term of the concession’s agreement granted to the Company, the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ.

b.	Significant events
–

On February 13, 2020, the Company issued 30 million long-term debt securities for a total Ps. 3,000,000 which are unsecured and payment of principal at maturity corresponding to the tranche of GAP 20. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 17 basis points, and the principal payment will be made upon maturity, on February 6, 2025. Proceeds from the issuance were allocated for principal payment of the maturity of the issuance for GAP 15 and to Mexico´s capital investment.

–	On February 14, 2020, the Company made the payment of the maturity of the issuance for GAP 15, equivalent to 22 million long-term debt securities for a total Ps. 2,200,000.

–

On March 11, 2020, the World Health Organization (WHO) declared that the COVID-19 outbreak was a pandemic, which caused a gradual cancellation of international flights from Canada, United States and Europe, this has caused significant drop in passenger flow in Mexico and Jamaica. During the period from March to December 2020, the demand for domestic and international passenger decreased, causing a slowdown in passenger traffic at the Company's airports, causing an adverse effect in operations, income and results for this year. As mentioned in following paragraphs the Company took measures to cost control plan, negotiations with clients, suppliers, financial institutions and Aeronautical Authorities, in order to maintain liquidity and guarantee business continuity. Likewise, the Company monitored the indicators and tests for long-term asset impairment, expected credit losses and recovery of deferred tax assets, concluding that there were no significant impacts on its consolidated financial statements.

The Company measured the risk that the portfolio represents with airlines and commercial clients in terms of liquidity. During 2020 the Company provided support to airlines and commercial clients. An incentive program was implemented with the airlines in accordance with the reactivation of the routes and frequencies that were in place prior to the pandemic. In the case of commercial contracts, the Company granted discounts on the guaranteed minimum rents in accordance with the percentage decrease in passenger traffic at each airport and payment deferral agreements were signed.

In 2020, the Company generated a positive cash flow in business activities operation, although significantly lower than 2019 cash flow. The Company reported at the end of 2020, the balance of cash and cash equivalents as of December 31, 2020 was Ps. 14,444,549 (92.6% higher than the balance of 2019).

–

On April 13, 2020, the Company entered into loan agreements with Scotiabank Inverlat, S.A. (Scotiabank) for Ps. 1,000,000, with a 15-month term and principal payment upon maturity, paying a variable interest rate, 28-day TIIE plus 100 basis points, resources were allocated for corporate purposes.

–

On May 15, 2020, the Company entered into loan agreements BBVA Bancomer, S.A. (BBVA) for  Ps. 1,000,000, with a 24-month term and principal payment upon maturity, paying a fixed annual interest rate of 6.99%, resources were allocated for corporate purposes.

–

On June 25, 2020, the Company issued 42 million long-term debt securities for a total Ps. 4,200,000, which are unsecured and payment of principal at maturity, under the modality of communicating vessels: i) Ps. 602,000 of these bonds at a variable rate of TIIE-28 plus 85 basis points, payment of principal on June 22, 2023 and ii) Ps. 3,598,000 that will pay interest every 182 days at a fixed annual rate of 8.14%, with payment of principal on June 17, 2027. The resources will be allocated to fulfilling investments in Mexico for 2020 and part of 2021.

–

In Ordinary General Shareholders' Meeting held on July 1, 2020, was approved the cancellation of the remainder of the repurchase fund for Ps. 1,550,000 which was approved at the Ordinary General Shareholders' Meeting held on April 23, 2019 and simultaneously the stockholders approved a maximum amount of Ps. 1,550,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the management of the Company.

–

On September 3, 2020, the Company entered into loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for USD$60.0 million, of which USD$30.0 million were disposed. The loan has a term of 5 years with an optional extension of 2 years for up to USD$ 54.0 million, with a monthly interest rate of Libor plus 310 basis points and payment of 10% of the principal in month 54, at 90% maturity.

–

On October 19, 2020, the Company signed agreed with Scotiabank the refinancing of the loan maturing on January 19, 2021 for USD$95.5 million. The new loan has a term of 36 months from its disposition, with interest payable monthly at a fixed annual rate of 2.063% and payment of the principal upon maturity.

–

On October 22, 2020, the Company signed agreed with BBVA the refinancing of the loan maturing on February 2, 2021 for USD$95.5 million. The new loan has a term of 36 months from its disposal, with interest payable on a monthly basis at a fixed annual rate of 1.97% and payment of the principal upon maturity.

–

On November 27, 2020, the Company concluded the Extraordinary Review of the Master Development Programs (MDP) for the airports of Mexico for the period 2020-2024. In August 2020, the Company presented to the Aeronautical Authority a proposal to adjust the Master Development Programs, postponing investments for approximately 20 months, that is, some investments that were scheduled to conclude in 2024 will now end in 2026 (Note 27).

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

The levels of fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access on the measurement date;
•	Level 2 inputs are other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.
d.

Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2018, 2019 and 2020. The consolidated subsidiaries are as follows:

Company	% participation	Location	Activity
Aeropuerto de Aguascalientes, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto del Bajío, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Guadalajara, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Hermosillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de La Paz, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Los Mochis, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Manzanillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Mexicali, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Morelia, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de San José del Cabo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Tijuana, S.A. de C.V.	99.99%	Mexico	Operation of airport
Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)	99.99%	Mexico	Provides personnel services
Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)	99.99%	Mexico	Non-profit Organization dedicated to social orientation and infrastructure support of educational institutions
Puerta Cero Parking, S.A. de C.V. (PCP)	99.99%	Mexico	Operation of parking lot
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)	99.99%	Mexico	Administrative services
Aerocomercializadora del Pacifico, S.A. de C.V. (ADP)	99.99%	Mexico	Operation of hotel infrastructure and other commercial services
Desarrollo de Concesiones Aeroportuarias, S.L. (DCA)	100%	Spain	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited (MBJA)	74.50%	Jamaica	Operation of airport
PAC Kingston Airport Limited (PACKAL)	100%	Jamaica	Operation of airport
GA del Pacífico es do Brasil, LTDA	99.99%	Brazil	No operation

Control is achieved when the Company:

•	Has power over the investee;
•	Is exposed, or has rights, to variable returns from its involvement with the investee; and
•	Has the ability to use its power to affect its returns.

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

Modification of International Financing Reporting Standards (“IFRSs” or “IAS”) and new interpretations that are mandatorily effective from 2020

The Company has initially adopted Definition of a Business (amendments to IFRS 3) and Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) from January 1, 2020. A number of other new standards and amendments are also effective from January 1, 2020 however they do not have a material effect on the Company’s consolidated financial statements.

In the current year, the Company has applied the amendments and interpretations to IFRS mentioned previously issued by the Committee that are effective for the reporting period beginning on January 1, 2020. However, the adoption has not had any material impact on the disclosures or amounts in these consolidated financial statements.

f.

Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2018, 2019 and 2020, and for the years then ended, are prepared in pesos, which is both, the functional and reporting currency of the Company and are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates as of year–end for each period.

Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions. During 2018, 2019 and 2020, were as follows:

Currency	2018		2019		2020
Pesos / USD	Ps.	19.2357	Ps.	19.2616	Ps.	21.4886
USD / Euros		USD$1.1815		USD$1.1196		USD$1.1413

g.

Use of estimates and critical judgments in preparing the consolidated financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities and income and expenses of the relevant period. Actual results could differ from these estimates. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

–	Expected credit loss (Note 6)
–	Definition of useful lives and depreciation and amortization periods (Notes 3.c. and 3.d.)
–	Capitalization of improvements to concession assets (Notes 3.d and 8)
–	Cash flow hedges (Notes 3.h and 15)
–	Identification and classification of leases (Note 13)
–	Probability of recovery of deferred income tax from tax loss carryforwards (Note 12.g)
–	Assumptions used to determine liabilities for retirement benefits (Note 17)
–	Contingent liabilities (Note 28)

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

h.

Income from operations – This line item is comprised of total revenues less the operating costs, including other income, net, Note 25. Although the presentation of income from operations is not required by nor is it defined under IFRS, it is included in the consolidated statements of profit or loss and other comprehensive income because management believes it represents a useful and reliable measure of the economic and financial performance of the Company.

i.

Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2018, 2019 and 2020, other comprehensive income is represented by the effects of translation of foreign subsidiaries, actuarial remeasurements and the reserve of cash flow hedges of financial instruments. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are recognized in the income statement as long as permitted under IFRS.

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

ii. Classification and subsequent measurement financial assets and liabilities.

Financial assets –

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

Financial asset that meets the following conditions is subsequently measured at amortized cost:

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

Financial assets are held for trading and are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

-	Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument.

This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g., non-recourse features).

A prepayment feature is consistent with the sole payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or Premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

-	Subsequent measurement and gains and losses

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

Interest income is recognized in profit or loss and is included in the net finance income and in other comprehensive income – Finance income line item (Note 26).

-	Debt securities measured at FVTOCI

Financial instruments held by the Company are classified at FVTOCI. The fair value is determined in the manner as is described in Note 15. Financial instruments are specifically measured at a fair value plus transaction costs. Subsequently, changes in the carrying amount of these financial instruments as a result of foreign exchange gains and losses, changes in profit or loss, and interest income affected through the effective interest method are recognized in the consolidated statements of profit or loss and other comprehensive income. The amounts that are recognized as profit or loss are the same as the amounts that would have been recognized as profit or loss if they had been measured at amortized cost. All other changes in book value are at amortized cost. All other changes in the carrying amount of these financial instruments are recognized in other comprehensive income or accumulated under the reserve of the cash flow hedges of the financial instruments. When these debt securities are written off, the accumulated gains or losses previously recognized in other comprehensive income are reclassified as profit or loss in the finance cost.

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

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date; for financial guarantee contracts, the exposure includes the amount drawn down as at the reporting date, together with any additional amounts expected to be drawn down in the future by default date determined based on historical trend, the Company understanding of the specific future financing needs of the debtors, and other relevant forward-looking information.

For financial assets, the expected credit loss (ECL) is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. For a lease receivable, the cash flows used for determining the expected credit losses is consistent with the cash flows used in measuring the lease receivable in accordance with IFRS 16 Leases. Revenue recognition for commercial leases contracts is detailed in Note 20.

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

Financial liabilities –

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

h.

Derivative financial instruments and hedge accounting – The Company occasionally uses derivative financial instruments, specifically interest rate CAPS and SWAPS, to hedge its exposure to the risk of an increase in the interest rate arising primarily from debt instruments.

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

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates, with the corresponding gain or loss being recognized in profit or loss.

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

k.

Leases – The Company has consistently applied the accounting policies to all periods presented in these consolidated financial statements. The Company recognizes the right-of-use assets and lease liabilities for most leases, that is, these leases are in the consolidated statement of financial position in the short and long term, except for short leases term (12 months or less) and those of low value assets, for these leases, the Company recognizes rent payments as an operating expense under the straight-line method through the term of the lease, unless another method is more representative of the pattern of time in which the economic benefits from the consumption of the leased assets.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease contract.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that the Company is reasonably certain to exercise, and
•	lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

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

–	As a lessor

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

If an arrangement contains lease and non-lease components, then the Company applies the policy to allocate the consideration in the contract.

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

o.

Revenue recognition –Aeronautical and non-aeronautical revenues are recognized at their fair value, in the same period subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

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

Non-monetary items that are valued at historical cost in a foreign currency are converted at the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

However, currency translation reserve arising from the translation of the following items are recognized in OCI:

–	an investment in equity securities designated as at FVOCI;
–	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective;
–	and qualifying cash flow hedges to the extent that the hedges are effective.

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

Deferred income tax is calculated by applying the statutory rate for temporary differences, resulting from comparing the accounting and tax assets and liabilities, and when applicable, the benefits from tax loss carryforwards and certain tax credits that are paid in previous years and expected to be recovered in future periods in accordance with the rules established in the tax laws, to the extent that it is probable the existence of future taxable profit that can be applied against such tax benefits. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit can be recognized.

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

As of December 31, 2018, 2019 and 2020, financial instruments held by the Company are comprised of the following:

	December 31, 2018		December 31, 2019		December 31, 2020
Financial assets
Cash and cash equivalents	Ps.	6,151,457	Ps.	7,500,193	Ps.	14,444,549
Trade accounts receivables		1,395,362		1,479,410		1,266,005
Derivative financial instruments		136,457		4,686		-
Financial liabilities at amortized cost
Short and long-term debt securities	Ps.	9,000,000	Ps.	12,000,000	Ps.	17,000,000
Current and long-term bank loans		4,535,863		4,437,043		7,355,166
Accounts payable		1,181,049		1,215,264		1,172,044
Financial liabilities at Fair Value
Derivative financial instruments		-		265,979		750,704
Liabilities for assets in lease		48,199		37,192		26,193

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

–

Accounts receivable and others – The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2018, 2019 and 2020 the revenues for TUA represented 54.9%, 52.9% and 50.0% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. The 28.9%, 29.2% and 33.5% of the Company’s revenues in 2018, 2019 and 2020 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. The 28.6%, 27.4% and 27.9% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2018, 2019 and 2020 were generated by the Guadalajara airport. In addition, 92.3%, 91.0% and 87.3% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2018, 2019 and 2020, respectively, were generated by seven of the Company's airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Montego Bay, Guanajuato and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA in Mexico, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse the airport for the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond, or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the event of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. As of December 31, 2018, 2019 and 2020, the Company has customer deposits received in guarantee of Ps.1,130,740, Ps.1,143,485 and Ps.696,059, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

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

The following tables presents information on the exposure to credit risk and expected credit losses for accounts receivable from customers as of December 31, 2018, 2019 and 2020.

Balance of the trade account receivables as of December 31, 2018	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0.00%	Ps.	1,304,274	Ps.	-	No
1 to 30 days past due	4.48%		70,073		3,141	No
31 to 60 days past due	17.91%		25,934		4,645	No
61 to 90 days past due	80.20%		14,482		11,615	No
More than 90 days past due	100%		15,494		15,494	Yes
Legal	100%		13,780		13,780	Yes
		Ps.	1,444,037	Ps.	48,675

Balance of the trade account receivables as of December 31, 2019	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	1,258,569	Ps.	-	No
1 to 30 days past due	5.97%		133,533		7,978	No
31 to 60 days past due	13.69%		91,640		12,546	No
61 to 90 days past due	47.48%		30,832		14,640	No
More than 90 days past due	100%		2,693		2,693	Yes
Legal	100%		13,165		13,165	Yes
		Ps.	1,530,432	Ps.	51,022

Balance of the trade account receivables as of December 31, 2020	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	1,192,643	Ps.	-	No
1 to 30 days past due	8.31%		55,461		4,611	No
31 to 60 days past due	19.14%		25,223		4,827	No
61 to 90 days past due	86.54%		15,736		13,619	No
More than 90 days past due	100%		109,759		109,759	Yes
Legal	100%		14,136		14,136	Yes
		Ps.	1,412,958	Ps.	146,952

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt, the aforementioned excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters.  The Company has external financing as described in Note 16 for compliance with its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2018, 2019 and 2020 the Company has credit lines for USD$12.0 million, USD$7.0 million and USD$30.0 million, respectively.

The following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2018, 2019 and 2020:

	December 31, 2018
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	1,500,000
Long-term debt securities (variable rate)			—		—		—		7,500,000		—		7,500,000
Fixed rate loans			—		—		—		—		225,307		225,307
Variable rate bank loans			—		—		—		4,200,331		110,225		4,310,556
Fixed rate interest	7.92%		2,664		56,198		79,990		555,088		391,014		1,084,954
Variable rate interest	6.91%		64,301		127,822		618,198		1,352,594		3,031		2,165,946
Trade accounts payable and other payables	N/A		188,659		694,015		—		—		—		882,674
Liabilities for assets in lease	N/A		1,235		2,594		10,684		33,689		—		48,199
AMP	N/A		—		—		298,376		—		—		298,376
		Ps.	256,859	Ps.	880,628	Ps.	1,007,245	Ps.	13,641,702	Ps.	2,229,577	Ps.	18,016,011

	December 31, 2019
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps	1,500,000
Long-term debt securities (variable rate)			—		2,200,000		—		8,300,000		—		10,500,000
Fixed rate loans			—		—		—		—		215,718		215,718
Variable rate bank loans			—		—		124,379		4,096,946		—		4,221,325
Fixed rate interest	7.92%		2,551		7,425		129,976		538,534		305,422		983,908
Variable rate interest	6.55%		77,908		190,603		526,134		1,278,134		—		2,072,779
Trade accounts payable and other payables	N/A		190,230		670,124		—		—		—		860,354
AMP	N/A		—		—		355,361		—		—		355,361
Liabilities for assets in lease	N/A		1,060		2,226		9,291		24,615		—		37,192
		Ps.	271,749	Ps.	3,070,378	Ps.	1,145,141	Ps.	14,238,229	Ps.	2,021,140	Ps.	20,746,637

	December 31, 2020
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	3,598,000	Ps	5,098,000
Long-term debt securities (variable rate)			—		—		1,500,000		10,402,000		—		11,902,000
Fixed rate loans			—		—		—		1,000,000		228,350		1,228,350
Variable rate bank loans			—		—		4,969,791		1,157,025		—		6,126,816
Fixed rate interest	7.92%		2,700		7,770		131,334		503,128		223,856		868,788
Variable rate interest	6.55%		64,453		180,141		773,412		2,224,948		444,197		3,687,151
Cash flow hedges	7.46%		29,485		50,189		150,566		462,043				692,283
Trade accounts payable and other payables	N/A		247,757		767,284		—		—		—		1,015,041
AMP	N/A		—		—		157,003		—		—		157,003
Liabilities for assets in lease	N/A		904		1,896		7,918		15,475		—		26,193
		Ps.	345,299	Ps.	1,007,280	Ps.	7,690,024	Ps.	17,264,619	Ps.	4,494,403	Ps.	30,801,625

The interest payable from loans with variable interest rates was determined based on projected interest rates, plus the basis point adjustment corresponding to each bank loan.

The Company has bank loans, which include, among other obligations, restrictions that limit the destination of the resources, in addition to maintaining some financial ratios, as described in Note 16.

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

In MBJ, the tariffs are billed and charged to domestic and international passengers in USD, which are assimilated into a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In January 2020, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in December 2019 came into effect, where the increase in the rate for international passengers was USD$19.34 to USD$24.74 per person and domestic passengers tariffs remained USD$5.52 per person. Therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

In PACKAL, the tariffs are billed and charged to domestic and international passengers in USD, which they are assimilated into a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In April 2020, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in December 2019 came into effect, where the increase in the rate for international passengers was USD$16.81 to USD$28.80 per person and increase in domestic passengers tariffs was USD$5.83 to USD$9.99 per person, therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

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

The following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts on December 31, 2020		Peso amounts at exchange rate of Ps. 19.9487 on December 31, 2020		Peso amounts if exchange rate depreciated 10%		Peso amounts if exchange rate appreciated 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	489,939	Ps.	9,773,654	Ps.	8,885,140	Ps.	10,751,019
Trade accounts receivable	8,906		177,656		161,506		195,422
	498,845		9,951,310		9,046,646		10,946,441
Financial liabilities:
Accounts payable	25,369		506,077		460,070		556,685
Bank loans	(268,447)		(5,355,166)		(4,868,332)		(5,890,682)
	(293,816)	Ps.	5,861,243	Ps.	(5,328,402)	Ps.	6,447,367
Net liability position	205,029	Ps.	4,090,067	Ps.	3,718,244	Ps.	4,499,074

Interest rate risk – The Company is exposed to fluctuations in interest rates on financial instruments, such as investments, loans and debt issuances. The Company monitors its interest rate risk and when bank loans are entered into with variable interest rates, it determines whether it should enter into derivative financial instruments, in order to reduce its exposure to the risk of volatility in interest rates type CAP and SWAPS. The negotiation with derivative financial instruments is only entered into with institutions of high repute and credit rating. The Company does not enter into financial instruments for speculative purposes.

The Company is exposed to LIBOR reference interest rate, which is subject to the reference interest rate reform. As indicated in Note 16, the loans include debt contracted at a variable rate in US dollars. The Company is monitoring the market that is managing the transition to new benchmark interest rates, this includes announcements made by regulators of LIBOR on the transition.

As a result of this, the Company determined that LIBOR exposure will allow an easy transition to alternative reference rates and will be launched in 2021, from the LIBOR rate to the reference rate that is defined, the Company´s derivative instruments only hedge the positions at a variable rate in pesos (Note 15).

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days and LIBOR 28-days, respectively. If on the 2020 of year-end closing date the variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2018, 2019 and 2020 would have been as follows:

	2018		2019		2020
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(121,747)	Ps.	(84,251)	Ps.	(111,492)
Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	121,747	Ps.	84,251	Ps.	111,492

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

On May 2, 2017, the Company contracted HSBC México, S.A. (HSBC) for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate, the tranche of the “GAP 17” debt securities for a value of Ps.1,500,000 that accrues an interest rate TIIE and is swapped for 7.21%, until the end of the debt securities, the derivative is only for TIIE rate.

On February 26, 2019, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 17-2” debt securities for a value of Ps.2,300,000 that accrues an interest rate TIIE and is swapped for 8.0315%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized, the derivative is only for TIIE rate.

On February 27, 2019, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 19” debt securities for a value of Ps.3,000,000 that accrues an interest rate TIIE and is swapped for 8.03%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized , the derivative is only for TIIE rate.

On March 2, 2020, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 20” debt securities for a value of Ps. 3,000,000 that accrues an interest rate TIIE and is swapped for 6.33%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized, the derivative is only for TIIE rate.

The interest rate profile of the Company interest-bearing financial instruments as of December 31, 2018, 2019 and 2020 is as follows:

	2018		2019		2020
Fixed-rate instruments

Financial liabilities	Ps.	(1,500,000)	Ps.	(1,500,000)	Ps.	(6,326,350)
Effect of interest rate swaps		(1,500,000)		(6,800,000)		(9,800,000)
	Ps.	(3,000,000)	Ps.	(8,300,000)	Ps.	(16,126,350)

Variable-rate instruments
Financial liabilities		(12,035,863)		(14,937,043)		(18,028,816)
Effect of interest rate swaps		1,500,000		6,800,000		9,800,000
	Ps.	(10,535,863)	Ps.	(8,137,043)	Ps.	(8,228,816)

As of December 31, 2019 and 2020, the amounts at the reporting date relating to items designated as hedged items were as follows:

Interest rate risk	Change in value used for calculating hedge ineffectiveness		Cash flow hedge reserve		Costs of hedging hedge reserve		Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
Variable-rate instruments	Ps.	(247,981)	Ps.	(247,981)	Ps.	-	Ps.	-

Interest rate risk	Change in value used for calculating hedge ineffectiveness		Cash flow hedge reserve		Costs of hedging hedge reserve		Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
Variable-rate instruments	Ps.	(661,653)	Ps.	471,107	Ps.	-	Ps.	-

The amounts relating to items designated as hedging instruments and hedge ineffectiveness as of December 31, 2019 and 2020, were as follows:

Interest rate risk	Nominal amount		Carrying amount (Liabilities)		Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI		Amount reclassified from costs of hedging reserve to profit or loss		Line item in profit or loss affected by the reclassification
Interest rate swaps	Ps.	5,300,000	Ps.	(247,981)	Derivative financial instruments (liabilities)	Ps.	(247,981)	Ps.	(1,045)	Finance costs

Interest rate risk	Nominal amount		Carrying amount (Liabilities)		Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI		Amount reclassified from costs of hedging reserve to profit or loss		Line item in profit or loss affected by the reclassification
Interest rate swaps	Ps.	8,300,000	Ps.	(676,188)	Derivative financial instruments (liabilities)	Ps.	(413,672)	Ps.	(13,490)	Finance costs

The following tables provides a reconciliation by risk category of components of equity and analysis of OCI items and net of tax, resulting from cash flow hedge accounting as of December 31, 2019 and 2020:

	2019
Cash flow hedges		Hedge Reserve
Balance on January 1, 2019	Ps.	—
Changes in fair value		(247,981)
Amount reclassified to profit or loss		(1,045)
Changes in deferred tax asset		76,931
Balance at December 31, 2019	Ps.	(172,094)

	2020
Balance on January 1, 2020	Ps.	(172,094)
Changes in fair value		(413,672)
Amount reclassified to profit or loss		(13,490)
Changes in deferred tax asset		128,149
Balance at December 31, 2020	Ps.	(471,107)

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

During 2019, GAP entered into SWAPS interest rate contracts to cover the interest payments of the “GAP 17-2” and “GAP 19” debt securities and “GAP 20” during 2020, referenced to floating interbank interest rates. With these instruments, GAP will pay amounts based on a fixed rate and will receive amounts based on the TIIE reference rate at the valuation date. For accounting purposes under IFRS, the Company has documented these contracts as cash flow hedges, so changes in fair value will be recognized through other comprehensive income. The fair value of these instruments is exposed to decreases in interbank interest rates, such exposure is included in the sensitivity table of derivative financial instruments. The Company estimates that an increase in the reference rates would have similar exposures but opposite.

Decrease in interbank interest rates (basis points)
		Likely		Possible		Stress
Type of derivative, value or contract	Hedge type	(25 bps)		(50 bps)		(100 bps)
Hedge accounting derivatives	Cash flow	Ps.	(55,514)	Ps.	(83,271)	Ps.	(210,953)
Total effect on fair value		Ps.	(55,514)	Ps.	(83,271)	Ps.	(210,953)

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

The following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2018		2019		2020
Shareholders’ equity –controlling interest	Ps.	20,708,985	Ps.	19,628,172	Ps.	21,792,811
Total liabilities		17,778,352		20,908,361		28,508,390
Ratio of total Shareholders’ equity – controlling interest to liabilities		1.2		0.9		0.8

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

–	The acquisition has to be previously approved at a Stockholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).
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

As of December 31, 2018, 2019 and 2020, the fair value of financial liabilities recognized at amortized cost was Ps.13,712,401, Ps.16,648,280 and Ps.24,280,945, respectively, while their book value is Ps.13,620,087 , Ps.16,535,925 and Ps.24,445,925, respectively.

The fair value of loans is determined in accordance with generally accepted pricing models based on discounted cash flow analysis determined in accordance with Level 2 of fair value.

The fair value of financial assets and liabilities is determined as follows:

–	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
–	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices) (Level 2); and
–	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3)

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

Financial instruments recognized at fair value are categorized according to the fair value hierarchy into levels 1 to 3, and are based on the degree to which their fair value is objectively observable, are:

–	Financial instruments classified as fair value – Are classified within Level 2 of the fair value hierarchy.
–	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.
5.	Cash and cash equivalents

As of December 31, 2018, 2019 and 2020, the balances are comprised of the following:

	December 31, 2018		December 31, 2019		December 31, 2020
Cash	Ps.	1,912,047	Ps.	3,593,756	Ps.	6,068,555
Investments of cash surpluses		3,894,166		3,897,894		7,840,689
Cash equivalents designated for expenditure, held in trust		345,244		8,543		535,305
Total	Ps.	6,151,457	Ps.	7,500,193	Ps.	14,444,549

On December 29, 2017 the Company signed an agreement with Casa de Bolsa Banorte S.A. de C.V., Grupo Financiero Banorte (Banorte) in the Guadalajara airport, Puerto Vallarta airport and San José del Cabo airport. During 2018 and 2019 the investments were made and paid for the trusts entirety, as of December 31, 2020 there is no balance for this extension

On December 28, 2018 the Company signed an agreement with Banorte for the expansion of the trusts with the Guadalajara airport including the contributed funds and interest earned for a total amount of Ps.115,000. The resources must be invested in government securities denominated in local currency or bonds guaranteed by the Mexican Government, as instructed by the Company, and should be immediately available. The length of the trust is for the period in which the contracts with the airports are in force. The Company paid investments during 2019 for the trusts entirety, as of December 31, 2020 there is no balance for this extension.

On December 10, 2020 the Company established twelve trusts for investment and administration with Scotiabank Inverlat S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, División Fiduciaria, which acts as a trustee, while the airports of the Company are trustors and beneficiaries. The trusts are controlled by a Technical Committee consisting solely of executives of the Company, these trusts are revocable and can only be allocated for the to pay the execution of MDP on the Mexican Airports, the total amount of the trusts is amounted of Ps. 535,305.

6.	Trade accounts receivable

As of December 31, 2018, 2019 and 2020, the trade accounts receivable was comprised of the following:

	December 31, 2018		December 31, 2019		December 31, 2020
Trade accounts receivable	Ps.	1,444,037	Ps.	1,530,432	Ps.	1,412,958
Allowance for expected credit loss		(48,675)		(51,022)		(146,953)
	Ps.	1,395,362	Ps.	1,479,410	Ps.	1,266,005

The accounts receivable includes balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps.995,929, Ps.979,037 and Ps.1,032,800 as of December 31, 2018, 2019 and 2020, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for bad debt expense in the expected credit loss are recognized under cost of services in the consolidated statement of profit or loss and other comprehensive income.

	2018		2019		2020
Beginning balance	Ps.	(31,528)	Ps.	(48,675)	Ps.	(51,022)
Bad debt expense		(25,289)		(22,125)		(160,537)
Reversal of bad debts		8,142		19,778		64,607
Ending balance	Ps.	(48,675)	Ps.	(51,022)	Ps.	(146,953)

The allowance for expected credit loss is comprised of customer balances that are in litigation or bankruptcy procedure and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2018, 2019 and 2020 these balances amounted to Ps.17,145, Ps.16,626 and Ps.14,136, respectively. The allowance also includes customer balances in arrears in their payments and in a process of regularization; therefore, they have not been sued. As of December 31, 2018, 2019 and 2020 the amount of these balances amounted to Ps.31,530, Ps.34,396 and Ps.132,817, respectively. During 2018, 2019 and 2020, the Company recognized reversals of bad debt of the balances that were in a legal process with an unfavorable outcome for the Company. The amount of these bad debt expense totaled Ps.8,142, Ps.19,778 and Ps.53,011 , respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2018, 2019 and 2020.  In 2018 and 2019 no cancellations of allowance were carried out, while 2020 cancellations were for Ps. 11,595.

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

The following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31, 2018		December 31, 2019		December 31, 2020
Accounts receivables past due from 1 to 30 days	Ps.	70,073	Ps.	133,533	Ps.	55,461
Accounts receivables past due 31 to 60 days		25,934		91,640		25,223
Accounts receivables past due 61 to 90 days		14,482		30,832		15,736
Accounts receivables past due more than 90 days		93		24		4
	Ps.	110,582	Ps.	256,029	Ps.	96,424

The following is the percentage of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that correspond to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2018		December 31, 2019		December 31, 2020
	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	22.5%	3.6%	17.8%	3.8%	32.5%	4.2%
Aeroenlaces Nacionales, S.A. de C.V.	11.4%	1.1%	8.7%	1.4%	19.2%	1.7%
American Airlines	3.9%	0.4%	4.1%	0.3%	3.4%	0.8%
Aerovías de México, S.A. de C.V.	6.3%	0.6%	5.9%	0.8%	5.1%	0.5%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2018, 2019 and 2020. These guarantees could be applied to any unpaid balance in the event of a breach from clients and under certain circumstances.

The Company limits its exposure to credit risk from Trade accounts receivable by establishing a maximum payment period (30 and 45 days) for airlines and commercial customers. During the year ended 31 December 2020, the Company temporarily extended the credit terms to up to 180 days for specific customers with liquidity constraints arising as a direct result of the COVID-19 pandemic. All extensions were granted within current revenues limits after careful consideration of the impact of the COVID-19 pandemic on the creditworthiness of the customer and each customer that was granted an extension is closely monitored for credit deterioration.

7.	Machinery, equipment and improvements on leased assets

As of December 31, 2018, 2019 and 2020, the machinery, equipment and improvements on leased assets are comprised as follows:

	Balance as of January 1, 2018		Additions		Disposals		Currency translation effect		Balance as of December 31, 2018
Investment:
Machinery and equipment	Ps.	2,268,920	Ps.	444,495	Ps.	(62,642)	Ps.	15,759	Ps.	2,666,532
Office furniture and equipment		240,898		61,414		(1,455)		469		301,326
Computer equipment		710,584		107,381		(9,104)		5,602		814,463
Transportation equipment		47,068		13,537		(3,072)		562		58,095
Communication equipment		30,432		1,633		(911)		—		31,154
Improvements on leased assets		71,598		3,995		(4,010)		—		71,583
Total investment		3,369,500		632,455		(81,194)		22,392		3,943,153
Accumulated depreciation:
Machinery and equipment		(1,071,571)		(221,674)		55,770		(2,229)		(1,239,704)
Office furniture and equipment		(117,093)		(20,839)		1,864		(197)		(136,265)
Computer equipment		(459,513)		(135,272)		9,054		(305)		(586,036)
Transportation equipment		(34,558)		(8,177)		3,066		(190)		(39,859)
Communication equipment		(16,776)		(2,354)		786		—		(18,344)
Improvements on leased assets		(14,301)		(3,328)		917		—		(16,712)
Total accumulated depreciation		(1,713,812)		(391,644)		71,457		(2,921)		(2,036,920)
Net amounts	Ps.	1,655,688	Ps.	240,811	Ps.	(9,737)	Ps.	19,471	Ps.	1,906,233

	Balance as of January 1, 2019		Additions		Disposals		Currency translation effect		Balance as of December 31, 2019
Investment:
Machinery and equipment	Ps.	2,666,532	Ps.	224,218	Ps.	(39,546)	Ps.	(12,481)	Ps.	2,838,723
Office furniture and equipment		301,326		60,415		(12,209)		(1,965)		347,567
Computer equipment		814,463		133,162		(30,576)		(6,301)		910,748
Transportation equipment		58,095		17,585		(1,178)		(785)		73,717
Communication equipment		31,154		1,261		(2,823)		—		29,592
Improvements on leased assets		71,583		764		—		—		72,347
Total investment		3,943,153		437,405		(86,332)		(21,532)		4,272,694
Accumulated depreciation:
Machinery and equipment		(1,239,704)		(260,223)		37,221		17,968		(1,444,738)
Office furniture and equipment		(136,265)		(26,821)		11,059		1,388		(150,639)
Computer equipment		(586,036)		(136,589)		26,949		10,912		(684,764)
Transportation equipment		(39,859)		(10,210)		1,023		387		(48,659)
Communication equipment		(18,344)		(2,274)		2,663		—		(17,955)
Improvements on leased assets		(16,712)		(3,543)		—		—		(20,255)
Total accumulated depreciation		(2,036,920)		(439,660)		78,915		30,655		(2,367,010)
Net amounts	Ps.	1,906,233	Ps.	(2,255)	Ps.	(7,417)	Ps.	9,123	Ps.	1,905,684

	Balance as of January 1, 2020		Additions		Disposals		Currency translation effect		Balance as of December 31, 2020
Investment:
Machinery and equipment	Ps.	2,838,723	Ps.	596,729	Ps.	(156,335)	Ps.	(12,481)	Ps.	3,341,641
Office furniture and equipment		347,567		19,308		(900)		2,991		368,966
Computer equipment		910,748		160,764		(12,237)		20,326		1,079,601
Transportation equipment		73,717		36,226		(7,715)		1,573		103,801
Communication equipment		29,592		530		(428)		—		29,694
Improvements on leased assets		72,347		—		(14,393)		—		57,954
Total investment		4,272,694		813,557		(192,008)		87,414		4,981,657
Accumulated depreciation:
Machinery and equipment		(1,444,738)		(298,406)		32,604		(28,336)		(1,738,876)
Office furniture and equipment		(150,639)		(28,847)		866		(1,579)		(180,199)
Computer equipment		(684,764)		(141,593)		12,236		(843)		(814,964)
Transportation equipment		(48,659)		(15,464)		6,727		(413)		(57,809)
Communication equipment		(17,955)		(2,116)		424		—		(19,647)
Improvements on leased assets		(20,255)		(3,675)		—		—		(23,930)
Total accumulated depreciation		(2,367,010)		(490,101)		52,857		31,171		(2,835,425)
Net amounts	Ps.	1,905,684	Ps.	323,456	Ps.	(139,151)	Ps.	56,243	Ps.	2,146,232

As of December 31, 2018, 2019 and 2020, the net balances of machinery, equipment and improvements on leased assets are:

	December 31, 2018		December 31, 2019		December 31, 2020
Net amounts:
Machinery and equipment	Ps.	1,426,828	Ps.	1,393,985	Ps.	1,602,765
Office furniture and equipment		165,061		196,928		188,767
Computer equipment		228,427		225,984		264,637
Transportation equipment		18,236		25,058		45,992
Communication equipment		12,810		11,637		10,047
Improvements on leased assets	54,871			52,092		34,024
Total amounts	Ps.	1,906,233	Ps.	1,905,684	Ps.	2,146,232

The Company has several buildings under operating leases for office use. In Note 32, the costs and obligations under these leases are disclosed.

8.	Improvements to concession assets

As of December 31, 2018, 2019 and 2020, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2018		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2018
Investment:
Improvements to concession assets	Ps.	11,779,768	Ps.	6,366	Ps.	(7,919)	Ps.	1,669,128	Ps.	(5,694)	Ps.	13,441,649
Construction in-progress		2,376,483		1,661,060		—		(1,669,128)		13,703		2,382,118
Total investment		14,156,251		1,667,426		(7,919)		—		8,009		15,823,767
Accumulated amortization		(4,212,229)		(634,115)		7,517		—		(2,080)		(4,840,907)
Net amounts	Ps.	9,944,022	Ps.	1,033,311	Ps.	(402)	Ps.	—	Ps.	5,929	Ps.	10,982,860

	Balance as of January 1, 2019		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2019
Investment:
Improvements to concession assets	Ps.	13,441,649	Ps.	760,726	Ps.	(21,977)	Ps.	2,804,400	Ps.	(141,702)	Ps.	16,843,096
Construction in-progress		2,382,118		1,218,757		—		(2,804,400)		(14,470)		782,005
Total investment		15,823,767		1,979,483		(21,977)		—		(156,172)		17,625,101
Accumulated amortization		(4,840,907)		(784,680)		21,977		—		41,892		(5,561,718)
Net amounts	Ps.	10,982,860	Ps.	1,194,803	Ps.	-	Ps.	—	Ps.	(114,280)	Ps.	12,063,383

	Balance as of January 1, 2020		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2020
Investment:
Improvements to concession assets	Ps.	16,843,096	Ps.	321,758	Ps.	—	Ps.	259,621	Ps.	202,739	Ps.	17,627,214
Construction in-progress		782,005		2,153,038		—		(259,621)		9,207		2,684,629
Total investment		17,625,101		2,474,796		—		—		211,946		20,311,843
Accumulated amortization		(5,561,718)		(939,336)		—		—		(46,949)		(6,548,003)
Net amounts	Ps.	12,063,383	Ps.	1,535,460	Ps.	—	Ps.	—	Ps.	164,997	Ps.	13,763,840

As of December 31, 2018, 2019 and 2020, the net amounts of improvements to concession assets are:

	Total balance as of
	December 31, 2018		December 31, 2019		December 31, 2020
Net amounts:
Improvements to concession assets	Ps.	8,600,742	Ps.	11,281,378	Ps.	11,079,211
Construction in-progress		2,382,118		782,005		2,684,629
Total amounts	Ps.	10,982,860	Ps.	12,063,383	Ps.	13,763,840

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, even though they are not in committed investments in the MDP.

As of December 31, 2018, 2019 and 2020, the balance of machinery, equipment, improvements on leased assets and improvements to concession assets includes investments pending to be paid in Mexican airports of Ps. 318,519, Ps. 286,409 and Ps. 540,854, respectively. Construction in-progress relates mainly to the rehabilitation of the expansion of the terminal building at the San José del Cabo airport, the building of a new processing building at the Tijuana airport, the building of a new runway and taxiing runway parallel to the main runway at the Guadalajara airport, installation and adaptation of solar panels in 12 airports and the expansion of the terminal building at the Montego Bay airport.

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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2018, 2019 and 2020:

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

–

The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Tax Act. As of December 31, 2018, 2019 and 2020 the Company recognized Ps. 533,492, Ps. 599,053 and Ps. 405,976 , respectively for this tax.

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
–

Through its concession agreement, MBJA is obliged to pay AAJ a monthly concession fee on the basis of traffic units (passengers) multiplied by the rate established in the concession. The rate is subject to an annual adjustment according to the National Consumer Price Index in the United States (CPI). MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee is for over the period from April to March of each year, with payment required annually. For the years ended December 31, 2018, 2019 and 2020 the Company recognized USD$28.2 million, USD$31.7 million and USD$9.7 million, respectively.

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

–

Through the Concession agreement, PACKAL is obliged to pay the AAJ a monthly concession fee of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues. As of December 31, 2019 and 2020 the Company recognized USD$5.6 million and USD13.7 million, respectively.

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

The value of the concessions as of December 31, 2018, 2019 and 2020 is as follows:

	December 31, 2018		December 31, 2019		December 31, 2020
Mexican airport concessions	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Concession airport MBJA (fair value on date of acquisition in USD$176,086,000) (1)		3,465,882		3,318,376		3,512,687
Concession airport NMIA (upfront fees on date of acquisition in USD$7,146,500)		140,664		134,677		142,564
Less - accumulated amortization (2)		(6,015,079)		(6,452,108)		(6,826,682)
	Ps.	11,412,118	Ps.	10,821,596	Ps.	10,649,220

(1)	The other airport concession includes translation effect for an amount of Ps. 781,857, Ps. 634,350 and Ps. 828,854 as of December 31, 2018, 2019 and 2020, respectively.
(2)	Amortization includes translation effect for an amount of Ps. 4,315, Ps. (38,776) and Ps. (122,953) as of December 2018, 2019 and 2020, respectively.

The amortization charge for the years ended December 31, 2018, 2019 and 2020, amounts to Ps. 469,646, Ps.475,805 and Ps. 497,527, respectively.

10.	Rights to use airport facilities

The value of the rights to use airport facilities as of December 31, 2018, 2019 and 2020 was as follows (only Mexican airports):

	December 31, 2018		December 31, 2019		December 31, 2020
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(1,187,412)		(1,244,110)		(1,300,810)
	Ps.	930,296	Ps.	873,598	Ps.	816,898

The amortization charge for the years ended December 31, 2018, 2019 and 2020 amounts to Ps. 56,699, Ps. 56,698 and Ps. 56,700, respectively.

11.	Other acquired rights

As of December 31, 2018, 2019 and 2020 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term lease contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2018		December 31, 2019		December 31, 2020
Right to operate the charter and general aviation terminal and FBO at San José del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560		93,560
Right to operate various parking lots		5,673		5,673		5,673
		769,227		769,227		769,227
Less – accumulated amortization		(270,931)		(287,627)		(304,324)
	Ps.	498,296	Ps.	481,600	Ps.	464,903

Amortization recognized for the years ended December 31, 2018, 2019 and 2020 amounted to Ps. 16,696, Ps. 16,696 and Ps. 16,697, respectively. These assets have a useful life until the end of the concession, as their use and operation will continue until the term expires.

12.	Income taxes

The Company is subject to income taxes, in accordance with the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income tax rate for the Mexican entities is 30%. With the exception of the airports of Mexicali and Tijuana located in the Border of Mexico with the United States of America, which for year 2020 will be 20%, applying the “Decreto de Estímulos Fiscales Región Fronteriza Norte” in which one third of the income tax will be applied and according to the decree published by the Government of Mexico in December 2020, the decree is extended until 2024. The tax rate for MBJA and PACKAL is 25% in Jamaica, while for DCA in Spain the tax rate is 25%.

To determine deferred income taxes as of December 31, 2018, 2019 and 2020 the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates in Entities of the Company.

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

The balances of recoverable taxes are comprised as follows:

	December 31, 2018		December 31, 2019		December 31, 2020
Recoverable taxes:
IMPAC	Ps.	57,759	Ps.	39,186	Ps.	24,338
ISR		40,492		98,742		479,032
IVA		28,729		35,508		350,536
Business flat tax (IETU)		3,399		1,929		1,929
Withholding taxes		22,362		43,130		200,393
Corporation taxes		66,338		71,599		15,329
Other		1,065		1,481		1,298
	Ps.	220,144	Ps.	291,575	Ps.	1,072,855

c.	Income Tax – Income tax expense (benefit) for the years ended December 31, 2018, 2019 and 2020 consists of the following:

	2018		2019		2020
ISR:
Current	Ps.	2,117,491	Ps.	2,055,783	Ps.	722,474
Deferred		(248,450)		(164,340)		(255,407)
	Ps.	1,869,041	Ps.	1,891,443	Ps.	467,067

d.

Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2018, 2019 and 2020 is shown below:

	%	2018		%		2019	%	2020
Income before income taxes		Ps.	7,007,672		Ps.	7,346,185		Ps.	2,385,770
Income tax by applying the weighted average statutory rate (1)	30.0%		2,102,302	30.0%		2,203,856	30.0%		715,731
Effects of inflation over monetary assets	(3.9)%		(271,601)	(3.5)%		(260,249)	(3.5)%		(255,946)
(Unrecognized) applied tax loss carryforwards	0.8%		57,733	0.8%		61,953	0.8%		48,041
Derecognition of deferred tax asset	0.9%		60,115	—		—	—		—
Tax rate change in border area	0.3%		19,391	(0.1)%		(10,332)	(0.1)%		45,220
Employee benefits	(0.1%)		(603)	(0.1%)		(9,586)	(0.1%)		(3,127)
Cancellation of recoverable tax on assets - undue payments	(0.8)%		(54,444)	—		—	—		—
Other	(0.6)%		(43,852)	(1.3)%		(94,199)	(1.3)%		(82,852)
Effective tax rate	26.6%	Ps.	1,869,041	25.8%	Ps.	1,891,443	25.8%	Ps.	467,067

(1)

The tax rate used for the 2018, 2019 and 2020 previous reconciliations above is the average corporate tax rate, respectively payable by corporate entities in Mexico, Jamaica and Spain on taxable profits in accordance with tax laws in these jurisdictions.

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

The assets for deferred taxes belong to Mexico subsidiaries:

	December 31, 2018		December 31, 2019		December 31, 2020
Deferred ISR asset (liability):
Expected credit loss	Ps.	10,636	Ps.	10,831	Ps.	29,478
Machinery and equipment		46,723		50,590		56,298
Improvements to concession assets		567,497		605,052		657,472
Airport concessions and rights to use airport facilities		4,592,116		4,654,502		4,691,382
Other acquired rights		139,268		143,596		146,980
Derivative financial instruments		(39,492)		82,370		225,548
Other assets		445		449		315
Tax loss carryforwards		113,257		51,304		95,886
Employee benefits		27,805		30,373		41,447
Accruals		14,024		19,877		21,557
Deferred income tax asset	Ps.	5,472,279	Ps.	5,648,944	Ps.	5,966,363

The net deferred income tax liability corresponds to the subsidiaries in Jamaica:

	December 31, 2018		December 31, 2019		December 31, 2020
Deferred tax (liability) asset:
Trade receivables	Ps.	(820)	Ps.	(1,169)	Ps.	(881)
Machinery, equipment and improvements on leased assets		(96,496)		(76,881)		(75,262)
Improvements to concession assets		(1,905)		(1,712)		(1,731)
Airport concessions		(700,168)		(615,751)		(590,401)
Accruals		14,458		13,604		12,796
Deferred tax liability	Ps.	(784,931)	Ps.	(681,909)	Ps.	(655,479)

f.	Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the consolidated statement of financial position are comprised of the following items of the Mexican Companies:

	December 31, 2018		December 31, 2019		December 31, 2020
Tax loss carryforwards	Ps.	235,475	Ps.	269,898	Ps.	306,332
Deductible tax temporary difference		98,929		102,342		106,187
	Ps.	334,404	Ps.	372,240	Ps.	412,519

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

g.

Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Aguascalientes, Los Mochis, Morelia, Manzanillo, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V. The Company estimates tax loss carryforwards will be recoverable in Grupo Aeroportuario del Pacífico, S.A.B. de C.V. With respect to tax legislation relating to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2026. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2018		December 31, 2019		December 31, 2020
Tax loss carryforwards	Ps.	1,162,441	Ps.	1,070,673	Ps.	1,340,729
Unrecognized tax loss carryforwards		(784,917)		(899,659)		(1,021,106)
Recognized tax loss carryforwards	Ps.	377,524	Ps.	171,014	Ps.	319,623

h.	Balances and movements of deferred taxes during the period.

	Balance as of January 1, 2018		Effects of profit and loss		Allocation to recoverable taxes		Other comprehensive income		Balance as of December 31, 2018
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	7,209	Ps.	3,427	Ps.	—	Ps.	—	Ps.	10,636
Machinery, equipment and improvements on leased assets		37,645		9,078		—		—		46,723
Improvements to concession assets		511,166		56,331		—		—		567,497
Airport concessions and rights to use airport facilities		4,461,211		130,905		—		—		4,592,116
Other acquired rights		130,776		8,492		—		—		139,268
Derivative financial instruments		(30,667)		(8,825)		—		—		(39,492)
Other assets		387		58		—		—		445
Tax loss carryforwards		170,990		(57,733)		—		—		113,257
Employee benefits		27,257		(5,236)		—		5,784		27,805
Accruals		12,966		1,058		—		—		14,024
Recoverable tax on assets		25,342		54,444		(79,786)		—		—
Total deferred tax asset	Ps.	5,354,282	Ps.	191,999	Ps.	(79,786)	Ps.	5,784	Ps.	5,472,279

	Balance as of January 1, 2019		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2019
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	10,636	Ps.	195	Ps.	—	Ps.	10,831
Machinery, equipment and improvements on leased assets		46,723		3,867		—		50,590
Improvements to concession assets		567,497		37,554		—		605,051
Airport concessions and rights to use airport facilities		4,592,116		62,386		—		4,654,502
Other acquired rights		139,268		4,328		—		143,596
Derivative financial instruments		(39,492)		44,931		76,931		82,370
Other assets		445		4		—		449
Tax loss carryforwards		113,257		(61,953)		—		51,304
Employee benefits		27,805		4,901		(2,333)		30,373
Accruals		14,024		5,854		—		19,878
Total deferred tax asset	Ps.	5,472,279	Ps.	102,067	Ps.	74,598	Ps.	5,648,944

	Balance as of January 1, 2020		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2020
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	10,831	Ps.	18,647	Ps.	—	Ps.	29,478
Machinery, equipment and improvements on leased assets		50,590		5,708		—		56,298
Improvements to concession assets		605,051		52,421		—		657,472
Airport concessions and rights to use airport facilities		4,654,502		36,880		—		4,691,382
Other acquired rights		143,596		3,384		—		146,980
Derivative financial instruments		82,370		15,030		128,148		225,548
Other assets		449		(134)		—		315
Tax loss carryforwards		51,304		44,582		—		95,886
Employee benefits		30,373		(1,487)		12,561		41,447
Accruals		19,878		1,679		—		21,557
Total deferred tax asset	Ps.	5,648,944	Ps.	176,710	Ps.	140,709	Ps.	5,966,363

	Balance as of January 1, 2018		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2018
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(822)	Ps.	5,220	Ps.	(5,218)	Ps.	(820)
Machinery, equipment and improvements on leased assets		(103,782)		6,998		288		(96,496)
Improvements to concession assets		(2,008)		97		6		(1,905)
Airport concessions		(748,879)		46,399		2,312		(700,168)
Accruals		16,238		(2,263)		483		14,458
Total deferred tax liability	Ps.	(839,253)	Ps.	56,451	Ps.	(2,129)	Ps.	(784,931)

	Balance as of January 1, 2019		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2019
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(820)	Ps.	-	Ps.	(349)	Ps.	(1,169)
Machinery, equipment and improvements on leased assets		(96,496)		(74,659)		94,274		(76,881)
Improvements to concession assets		(1,905)		97		96		(1,712)
Airport concessions		(700,168)		46,461		37,956		(615,751)
Accruals		14,458		90,374		(91,228)		13,604
Total deferred tax liability	Ps.	(784,931)	Ps.	62,273	Ps.	40,749	Ps.	(681,909)

	Balance as of January 1, 2020		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2020
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(1,169)	Ps.	(3,525)	Ps.	3,813	Ps.	(881)
Machinery, equipment and improvements on leased assets		(76,881)		32,937		(31,318)		(75,262)
Improvements to concession assets		(1,712)		107		(126)		(1,731)
Airport concessions		(615,751)		51,834		(26,484)		(590,401)
Accruals		13,604		(2,656)		1,848		12,796
Total deferred tax liability	Ps.	(681,909)	Ps.	78,697	Ps.	(52,267)	Ps.	(655,479)

13.	Accounts payable

The Company receives credit from its suppliers for 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2018		December 31, 2019		December 31, 2020
Suppliers	Ps.	730,361	Ps.	735,729	Ps.	952,912
Interest payable		84,224		98,882		90,759
Direct employee benefits		48,239		62,494		88,567
Others suppliers		141,380		112,635		56,353
Others		10,932		11,989		5,759
Total	Ps.	1,154,712	Ps.	1,163,773	Ps.	1,194,350

The balance of direct employee benefits corresponding principally of provisions of vacation pay, bonuses and other employee benefits.

14.	Leases Obligations

a.	Lease contracts

The Company leased space for its corporate offices and the lease of utility vehicles and operating vehicles, under a lease agreement. The average lease term is from 2 to 4 years in 2020 and there are options to buy the equipment for a nominal amount at the end of the terms of the lease.

The obligations of the Company stem from financial leases that are guaranteed by the title of the lessors to the leased assets.

b.	Future minimum lease payment

The amount of future minimum lease payments as of December 31, 2020 were as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
Less than one year	Ps.	12,243	Ps.	(1,526)	Ps.	10,717

Less than two years	Ps.	14,410	Ps.	(612)	Ps.	13,798
Less than three years		1,717		(39)		1,678
Liabilities for assets in lease long term		16,127		(651)		15,476
Total liabilities for leased assets	Ps.	28,370	Ps.	(2,177)	Ps.	26,193

As of December 31, 2018, 2019 and  2020 the Company recognized Ps. 13,118, Ps. 16,261 and Ps. 12,977 respectively for the amortization of assets for the rights of use.

The interest rates that underlie all obligations under lease agreements are fixed by an average discount interest of 8.23% as of January 1°, 2018, and 8.38%, 7.99% and 7.95% during the year 2018, 2019 and 2020. As of December 31, 2018, 2019 and 2020 Ps. 3,733, Ps. 3,703 and Ps. 2,582, respectively was recognized as interest on the liability for lease in the consolidated statement of income and other comprehensive income.

15.	Derivative financial instruments

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

The issuance of debt securities “GAP 15” in February 2015 for Ps. 1,100,000 and the second tranche of the same debt securities “GAP 15” in January 2016 for Ps. 1,100,000, generates interest at a variable rate of TIIE-28 plus 24 basis points with a term of 5 years. This credit has a hedge of the interest rate Collar category with floor of 4.05%, CAP 1 5.75% and a second CAP of 6.75%, which ended on February 14, 2020 with the maturity and paid of the debt securities.

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

On February 26, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 17-2” with a value of Ps. 2,300,000 which were issued at an interest rate TIIE and was swapped to 8.0315% fixed rate, until the end of the debt certificates. Changes in fair value are recognized in other comprehensive income in the statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized.

On February 27, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP-19” with a value of Ps. 3,000,000 which were issued at an interest rate TIIE and was swapped to 8.03% fixed rate, until the end of the debt certificates. Changes in fair value are recognized in other comprehensive income in the statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized.

On March 2, 2020, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 20” with a value of Ps. 3,000,000 which were issued at an interest rate TIIE and was swapped to 6.33% fixed rate, until the end of the debt certificates. Changes in fair value are recognized in other comprehensive income in the statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized.

These financial instruments with HSBC and the financial instrument of Scotiabank to cover the debt security “GAP 15” for Ps. 2,200,000 were not entered into for speculative purposes, but neither were formally designated and therefore did not qualify as hedging instruments for accounting purposes and as a result changes in their fair value and are recognized in profit or loss within finance cost. The financial instruments with Scotiabank to cover the debt securities “GAP 17-2”, “GAP 19” and “GAP 20” and were entered into for speculative purposes and were formally designated and therefore did qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in OCI and profit or loss in the financial instrument of cash flow hedges reserve.

The main characteristics and the fair value of these derivatives as of December 31, 2018, 2019 and 2020 are as follows:

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value as of December 31, 2018
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	25,572
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		26,369
Scotiabank	Ps.	2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2021		24,257
HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022		60,259
Total									Ps.	136,457
	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value as of December 31, 2018
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	667
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		619
Scotiabank	Ps.	$2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2020		3,400
Total									Ps.	4,686

HSBC	Ps.	1,500.0	May 2017	7.21%	0.00%	0.00%	0.00%	March 2022	Ps.	(17,998)
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	0.00%	0.00%	0.00%	November 2022		(86,998)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	—	—	—	March 2024		(160,983)
Total									Ps.	(265,979)

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value as of December 31, 2020
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	(476)
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		(857)
HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022		(57,090)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	—	—	—	November 2022	Ps.	154,741
Scotiabank	Ps.	3,000.0	February 2019	8.03%	—	—	—	March 2024		(335,752)
Scotiabank	Ps.	3,000.0	March 2020	6.332	—	—	—	February 2025		(201,788)
Total									Ps.	750,704

For the years ended December 31, 2018 a gain of  Ps. 29,642, were recognized within finance income as income of the period, due to the net income of the period for its extrinsic value presented net within the finance cost line and on December 31, 2019 and 2020, an amount of Ps. 149,770 and Ps. 43,778, respectively was recognized, as a net expense of the period for the extrinsic value, being presented net within the finance cost line. No amount has been recognized within other comprehensive income items during the year ended December 31, 2018, due to the intrinsic value of the coverage. As of December 31, 2019 and 2020, Ps. 172,094 and Ps. 471,107 respectively have been recognized in the reserve for the loss of the fair value of the coverage for cash flow hedges of the “GAP 17-2”, “GAP 19” and  “GAP 20” certificates.

On March 4, 2016, started the hedge of the variable interest rate generated. During 2019, coverage was used because the 30-day Libor exceeded the CAP 1 of 1.75%. As of December 31, 2018, 2019 and 2020 the Company recognized an income of Ps. 9,919, Ps. 19,275 and Ps. 6,376 respectively, for the application of coverage in the comprehensive financing result in the interest line.

On April 1, 2016, started the hedge of the variable interest rate generated. During 2019, coverage was used because the 28-day TIIE rate exceeded the CAP 1 of 5.75%. As of December 31, 2018, 2019 and 2020, the Company recognized an income of Ps. 22,856, Ps. 22,305 and Ps. 2,750, respectively, in favor of the Company for the application of the coverage because the fixed rate agreed in the SWAP was lower than the TIIE.

On May 4, 2017, started the hedge of the variable interest rate generated by the debt securities issued in April 2017; These debt securities were placed at a 28-day TIIE variable rate plus 49 basis points, so a SWAP was contracted to convert it to a fixed rate of 7.21%. As of December 31, 2018, 2019 and 2020 an amount of Ps. 11,517, Ps. 17,300 and Ps. 963, respectively, was recognized a finance income in favor of the Company for the application of the hedge and Ps. 21,934, to financial expense in 2020, due to the variation of the TIIE according to the fixed rate agreed in the SWAP.

On February 26, 2019, started the hedge of the variable interest rate generated by the debt securities issued in November 2017; These debt securities were placed at a 28-day TIIE variable rate plus 44 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2019 an amount of Ps. 6,450 was recognized as a finance income in favor of the Company and as of December 31, 2019 and 2020 Ps. 559 and Ps. 51,032, respectively were recognized to finance cost, for the variation of the TIIE according to the agreed fixed rate of the SWAP.

On February 27, 2019, started the hedge of the variable interest rate generated by the debt securities issued in March 2019; These debt securities were placed at a 28-day TIIE variable rate plus 45 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2019 an amount of Ps.6,828 was recognized as a finance income in favor of the Company and as of December 31, 2019 and 2020 Ps. 725 and Ps. 67,027, respectively, were recognized to finance cost for the application of the hedge, because the fixed rate contracted in the SWAP was lower than the TIIE.

On March 2, 2020, started the hedge of the variable interest rate generated by the debt securities issued in February 2020; these debt securities certificates were placed at a 28-day TIIE variable rate plus 17 basis points, so a SWAP was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2020 an amount of Ps. 5,567 was recognized as a finance income in favor of the Company and Ps. 24,513 were recognized to finance cost, for the variation of the TIIE according to the agreed fixed rate of the SWAP.

16.	Bank Loans and issuance of Debt Securities
a.	Bank Loans

During 2015, the Company obtained loans to finance the acquisition of 100% of the shares of the DCA Company with BBVA and Bank of Nova Scotia, which were refinanced later. With the acquisition of MBJA, the Company assumed loans previously hired by MBJA. All the loans contracted with banking institutions and third parties are described below with the unpaid balance at each date.

	December 31 2018		December 31 2019		December 31 2020
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum. The loan does not have an expiration date nor an amortization schedule.	Ps.	215,269	Ps.	206,107	Ps.	218,176
In February 2009, MBJA signed a simple unsecured loan with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. The interest rate was set at 8%. The loan does not have an expiration date nor an amortization schedule.		10,038		9,610		10,174
On January 19, 2016, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously in the short term for amount of USD $95.5 million, with a five-year maturity. The loan bears interest at Libor 1M plus 99 basis points.		1,879,717		1,799,717		1,905,101
On February 15, 2016, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously in the short term for amount of USD $95.5 million, with a five-year maturity. The loan bears interest at Libor 1M plus 105 basis points.		1,879,717		1,799,717		1,905,101
On December 28, 2017, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$40,000,000. The loan bears interest at Libor 1M plus 280 basis points for a period of 7 years from this disposition and semi-annual instalments. As of December 31, 2019 the balance amounted to USD$33.0 million.		551,122		621,891		718,153
On April 13, 2020, GAP signed a simple unsecured loan with Scotiabank for Ps. 1,000,000 for a period of 15 months an interest rate 28 days TIIE variable plus 100 basis points.						1,000,000
On May 15, 2020, GAP signed a simple unsecured loan with BBVA Bancomer Ps. 1,000,000. The loan bears interest at a fixed annual interest rate of 6.99% over a period of 2 years.						1,000,000
On September 3, 2020, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$60,000,000. The loan bears interest at LIBOR plus 310 basis points for a period of 7 years from this disposition and semi-annual instalments. As of December 31, 2020 the balance amounted to USD$30,000,000.						598,461
Total unpaid balance of bank loans and long-term debt		4,535,863		4,437,043		7,355,166
Less - Current portion		—		—		(1,159,590)
Long-term portion	Ps.	4,535,863	Ps.	4,437,043	Ps.	6,195,576

b)	Issuance of Debt Securities

	December 31 2018		December 31 2019		December 31 2020
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,100,000 under the "GAP 15" name, at a variable interest rate of 28-day TIIE plus 24 basis points for a period of five years, maturing on February 14, 2020. On January 29, 2016, the first reopening was made the long-term debt securities GAP 15 for the total Ps. 1,100,000. It has the same maturity as the originally and accrue the same interest rate. As of December 31, 2020, the TIIE rate is 4.4882%	Ps.	2,200,000	Ps.	2,200,000	Ps.	—
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps. 1,500,000 under the name "GAP 15-2" at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on July 8, 2016, for Ps. 1,500,000 under the "GAP 16" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. As of December 31, 2020, the TIIE rate is 4.4882%		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on April 6, 2017, for Ps. 1,500,000 under the "GAP 17" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. As of December 31, 2020, the TIIE rate is 4.4882%		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on November 9, 2017, for Ps. 2,300,000 under the "GAP 17-2" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. As of December 31, 2020, the TIIE rate is 4.4882%		2,300,000		2,300,000		2,300,000
Unsecured debt securities issued in the Mexican market on March 29, 2019, for Ps. 3,000,000 under the "GAP 19" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. As of December 31, 2020, the TIIE rate is 4.4882%		—		3,000,000		3,000,000
Unsecured debt securities issued in the Mexican market on February 13, 2020, for Ps. 3,000,000 under the "GAP 20" name, at a variable interest rate of 28-day TIIE plus 17 basis points for a period of five years. As of December 31, 2020, the TIIE rate is 4.4882%		—		—		3,000,000
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps. 602,000 under the "GAP 20-2" name, at a variable interest rate of 28-day TIIE plus 85 basis points for a period of three years. As of December 31, 2020, the TIIE rate is 4.4882%		—		—		602,000
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps. 3,598,000 under the "GAP 20-3" name, at a fixed interest rate of 8.14% for a period of seven years.		—		—		3,598,000
Total unpaid balance of long-term debt		9,000,000	Ps.	12,000,000	Ps.	17,000,000
Less - Current portion		—	Ps.	(2,200,000)	Ps.	(1,500,000)
Long-term portion	Ps.	9,000,000	Ps.	9,800,000	Ps.	15,500,000

The proceeds in February and June 2020 from the issuance of the long-term debt securities were allocated to finance capital investments set forth in the Master Development Program  for the Mexican Airports of Ps. 4,992,993 and Ps. 2,200,000 for the payment of principal of the stock certificates “GAP 15”. Issuance on February 14, 2020. Issuance expenses of Ps.15,398 were recognized.

The long-term debt previously described, matures as follows:

Year	Amount
2021	Ps.	2,659,590
2022		4,959,590
2023		4,571,791
2024		3,159,590
2025		4,687,518
Thereafter		4,317,087
	Ps.	24,355,166

As of December 31, 2018, 2019 and 2020, debts are payable by the following companies:

	At December 31, 2018
Company	Current		Long-Term		Total
GAP	Ps.	—	Ps.	12,759,435	Ps.	12,759,435
MBJA		-		776,428		776,428
Total	Ps.	-	Ps.	13,535,863	Ps.	13,535,863

	At December 31, 2019
Company	Current		Long-Term		Total
GAP	Ps.	2,200,000	Ps.	13,399,433	Ps.	15,599,433
MBJA		—		837,610		837,610
Total	Ps.	2,200,000	Ps.	14,237,043	Ps.	16,437,043

	At December 31, 2020
Company	Current		Long-Term		Total
GAP	Ps.	2,500,000	Ps.	20,310,202	Ps.	22,810,202
MBJA		159,590		1,385,374		1,544,964
Total	Ps.	2,659,590	Ps.	21,695,576	Ps.	24,355,166

The loan agreements limit the Company’s use of proceeds for the financing of capital expenditures, working capital and prepayments of loans, in addition to prohibiting the merger of the airport creditors with any other entity, as well as the prohibition of sales or transfers of assets in an amount greater than Ps. 1,000, without previous authorization from the creditors. In the event of non-compliance with any of the contracts, dividends from the legal entity may not be decreed. The obligation to maintain certain financial ratios is also established, with the refinancing of the loans some modifications were made and have been fulfilled.

As a result of the issuance of the debt securities, the Company has covenants which have been fulfilled during 2018, 2019 and 2020. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized as part of interest expense, using the effective interest rate over the term of each transaction. These costs include commissions and professional fees.

c)	Reconciliation of liabilities arising from financing activities

									Non-cash changes
	Balance as of January 1, 2020		Repayments on bank loans		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2020
Debt securities current portion	Ps.	2,200,000	Ps.	(2,200,000)	Ps.	—	Ps.	—	Ps.	9,170	Ps.	2,650,420	Ps.	—	Ps.	—	Ps.	2,659,590
Long-term borrowings		4,437,043		—		—		2,709,125		199,828		(1,150,420)		—		—		6,195,576
Debt securities		9,800,000		—		7,200,000		—		—		(1,500,000)		—		—		15,500,000
Derivative financial instruments (Note 15)		261,293		—		—		—		—		—		62,249		427,162		750,704
Total	Ps.	16,698,336	Ps.	(2,200,000)	Ps.	7,200,000	Ps.	2,709,125	Ps.	208,998	Ps.	—	Ps.	62,249	Ps.	427,162	Ps.	25,105,870

17.	Retirement employee benefits
a.

Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps. 7,162,       Ps. 8,016 and Ps. 8,669 in 2018, 2019 and 2020, respectively.

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

The amount included in the statement of financial position arising from the obligation of the entity for defined benefit plans on December 31, 2018, 2019 and 2020 is as follows:

	2018		2019		2020
Present value of defined benefit obligations	Ps.	120,606	Ps.	144,743	Ps.	183,125

The table below shows the movements in the present value of defined benefit obligations:

	2018		2019		2020
Opening defined benefit obligation	Ps.	112,980	Ps.	120,606	Ps.	144,743
Plan modifications		—		956		-
Current service cost		12,775		13,152		18,745
Interest cost		8,907		12,048		13,245
Actuarial gains		(3,359)		(115)		(607)
Cost per service passed for modification or reduction		(10,858)		—		-
New measurement (gains) / losses:
Actuarial losses resulting from changes in financial and demographic assumptions		161		1,404		23,797
Benefits paid		—		(3,308)		(16,798)
Ending defined benefit obligation	Ps.	120,606	Ps.	144,743	Ps.	183,125

Below are the amounts for the years ended December 31, 2018, 2019 and 2020 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2018		2019		2020
Current service labor cost	Ps.	12,775	Ps.	13,152	Ps.	18,745
Interest cost		8,907		12,048		13,245
Actuarial gains		(3,359)		(115)		(607)
Cost per service passed for modification or reduction		(10,858)		—		—
Cost per service for plan modification		—		956		—
Benefits paid		—		(3,308)		(16,798)
Components of defined benefit costs recognized in net income (Note 24)		7,465		22,735		14,585
Measurement of net defined benefit liability:
Actuarial losses arising from changes in financial and demographic assumptions recognized in other comprehensive income		161		1,404		23,797
Total recognized as employee benefit cost	Ps.	7,626	Ps.	24,139	Ps.	38,382

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2018	2019	2020
Discount of the projected benefit obligation at present value	9.2%	7.4%	7.1%
Salary increase	6.0%	6.8%	6.8%
Remaining labor life	18.6 years	17.6 years	17.7 years
Inflation	6.7%	6.0%	6.75%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps. 19,109.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).

18.	Equity
a.	As of December 31, 2018, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	6,610,939
Series BB	84,150,000		1,166,637
Total	561,000,000	Ps.	7,777,576

       As of December 31, 2019 and 2020, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	5,257,319
Series BB	84,150,000		927,763
Total	561,000,000	Ps.	6,185,082

As of December 31, 2020, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

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

Shareholders of Series “BB” shares are entitled to elect four members to the board of directors and their alternates, whereas shareholders of Series “B” shares with rights to vote, even limited or restricted, that individually or together owning 10% or more of the Company’s capital stock is entitled to elect one member to the board of directors at a Shareholders’ Meeting, and in such instances, such a shareholder or group of shareholders may not exercise the right to vote for the board members corresponding to the majority. If any shareholder or group of shareholders representing at least 10% of the common shares of which the common stock is comprised, exercises the right to appoint a board member, such a shareholder will not have the right to vote in the designation of the board members that correspond to appointment by the majority of Series “B” shareholders. The total number of members of the Board of Directors of the Company is 11, therefore holders of Series “B” shares have the right to appoint only seven members.

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

a.

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

b.

In a General Extraordinary Shareholders’ Meeting held on April 25, 2018, the Shareholders approved a capital reduction of Ps. 2.38 per outstanding shares for the total of Ps. 1,250,870. The payment was made on May 11, 2018.

c.

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

d.

In a General Extraordinary Shareholders’ Meeting held on April 23, 2019, the shareholders approved a capital reduction of Ps. 3.03 per outstanding shares for the total of Ps. 1,592,494. The payment was made on May 17, 2019.

e.

In an Ordinary Stockholders’ Meeting held on July 1, 2020, was approved the cancellation of the reserve for repurchase of shares approved at the Stockholders´ Meeting held on April 23, 2019 of Ps. 1,550,000, and simultaneously the stockholders approved a maximum amount of Ps. 1,550,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the management of the Company.

g.

General Corporate Law requires that at least 5% of the unconsolidated net income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2018, 2019 and 2020, the legal reserve, in nominal pesos, was Ps. 1,345,709, Ps. 1,592,551 and Ps. 1,592,551, corresponding to 17.3%, 25.7% and 25.7%, of the common stock, respectively.

h.

As of December 31, 2020, the Company has a maximum amount of funds approved to repurchase shares of the Company for       Ps. 3,283,374. From the approved amount, 35,424,453 shares have been repurchased for a total of Ps. 1,733,374, corresponding to repurchases made from September 2010 to February 2014. The remaining balance of Ps. 1,550,000 is available to repurchase shares. During 2020 no repurchase of shares was carried out.

i.

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

j.	The balances of Shareholders’ equity tax accounts as of December 31, 2018, 2019 and 2020 were as follows:

	2018		2019		2020
Contributed capital account	Ps.	26,503,103	Ps.	25,621,413	Ps.	26,428,488
Net tax income account		4,548,882		4,840,176		6,826,301
Stockholders equity tax account	Ps.	31,051,985	Ps.	30,461,589	Ps.	33,254,789

k.

In years 2018, 2019 and 2020 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA, MBJA and PACKAL from functional currency (euro and US dollar respectively) to the reporting currency (Mexican peso), the effects of the remeasurements of the employee benefit, the net income tax and the reserve for cash flow hedges financial instruments.

19.	Non-controlling interest (NCI)

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

The following table summarizes the information relating to DCA that has material NCI, before any intra-group elimination as of December 31:

	2018		2019		2020
NCI percentage	25.5%		25.5%		25.5%
Non-current assets	Ps.	5,924,963	Ps.	5,683,939	Ps.	6,118,680
Current assets		784,583		746,038		1,134,440
Non-current liabilities		(2,041,456)		(1,847,337)		(2,867,469)
Current liabilities		(498,817)		(499,225)		(228,897)
Net assets		4,169,273		4,083,415		4,156,754
Net assets attributable to NCI	Ps.	1,063,165	Ps.	1,041,271	Ps.	1,059,972

	2018		2019		2020
Revenues	Ps.	2,509,511	Ps.	2,413,596	Ps.	1,161,805
Profit		397,110		370,943		(196,677)
OCI		(103,569)		(260,464)		368,848
Total comprehensive income		293,541		110,479		172,171
Profit allocated to NCI		101,263		94,590		(50,153)
OCI allocated to NCI	Ps.	(2,889)	Ps.	(19,813)	Ps.	68,854

	2018		2019		2020
Net cash provided by operating activities		772,358		673,696		(38,123)
Net cash provided by investment activities		(642,014)		(69,268)		(245,271)
Net cash used in financing activities		(137,040)		(124,059)		944,221
Net increase (decrease) in cash and cash equivalents	Ps.	(6,696)	Ps.	480,368	Ps.	660,827

20.	Revenues

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

A price regulation system establishes in Mexico a MT rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2019, SCT authorized the Company’s maximum rates applicable for the period 2020-2024. In August 2020, the Company presented to the Aeronautical Authority a proposal for adjustment to the Master Development Programs, which was authorized in November 2020, so the investment figures were adjusted and from 2021 new TM will apply for the 2021-2024 period.

The maximum rates of the Jamaican Airports, were approved in November 2019 and are applicable from the period 2020-2024.

During the periods ended December 31, 2018, 2019 and 2020, compliance with the TM by the Company’s Mexican airports were 100.0%, 100% and 99.1%, respectively.

The table below presents a summary for the years ended December 31, 2018, 2019 and 2020, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues.  For this presentation, access fees charged to third parties for complementary services are classified as airport services.

	2018		2019		2020
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	783,098	Ps.	862,759	Ps.	536,336
Charges for not canceling extended stay reservations		9,605		9,065		6,469
Parking on embarking/disembarking platform		83,326		87,740		58,126
Parking on extended stay or overnight platform		72,313		86,693		82,517
Passenger walkways and shuttle buses		36,688		38,745		19,711
Airport security charges		207,449		263,436		193,144
Airport real estate services to airlines:
Leasing of hangars to airlines		30,228		28,230		22,793
Leasing of shops, warehouses and stockrooms to airlines (operating)		4,229		5,962		4,107
Leasing of space and other terminal facilities to airlines within the terminal (operating)		58,893		63,545		42,129
Leasing of land and other surfaces to airlines outside the terminal (operating)		7,734		12,254		5,246
Leasing of check-in desks and other terminal space		445		1,794		3,829
Leasing of desks and other terminal space for ticket sale		9,063		7,817		3,261

Airport passenger services:
Domestic passenger charges		3,802,763		4,151,565		2,929,963
International passenger charges		3,950,085		4,437,701		2,999,583
Airport real estate services and rights of access to other operators		38,330		44,768		47,724
Complementary services:
Catering services		31,733		26,110		12,947
Other third-party ramp services rendered to airlines		68,244		99,694		83,717
Traffic and/or dispatch		57,276		51,769		29,941
Fuel supply or removal		238,178		257,774		135,598
Third-party airplane maintenance and repair		9,474		10,299		8,601
Total regulated revenues included in the maximum rate		9,499,154		10,547,720		7,225,742

Regulated revenues not included in the maximum rate:
Car parking charges		320,448		368,750		234,553
Recovery of cost over aeronautical services		153,409		175,028		102,048
Recovery of cost over non-aeronautical services		47,480		60,947		71,581
Total regulated revenues not included in the maximum rate		521,337		604,725		408,182
Total regulated revenues		10,020,491		11,152,445		7,633,881

	2018		2019		2020
Unregulated revenues(1)
Commercial concessions:
Retail operations		221,860		265,249		171,720
Food and beverages		193,971		316,310		197,441
Duty free		423,904		501,252		255,468
VIP lounges		39,884		53,610		27,218
Financial services		47,618		49,302		37,304
Communications and networks		14,479		16,045		13,167
Car rentals		270,698		346,503		248,755
Commercial leasing		12,338		11,677		15,592
Advertising		193,656		211,856		99,242
Time sharing developers		196,152		221,928		102,428
Leasing of space to airlines and other complementary service providers (non-operating)		126,791		136,633		125,606
Lease outside the terminal		58,259		59,959		63,762
Convenience store		100,325		158,262		98,164
VIP Lounges operated directly		222,736		273,354		144,897
Royalties		6,823		7,203		3,889
Revenues from sharing of commercial activities:
Retail operations		123,134		115,630		82,060
Food and beverages		142,991		166,198		107,317
Duty free		44,407		26,085		57,006
Financial services		19,650		22,267		13,184
Car rentals		39,556		32,080		34,528
Access fee for ground transportation		82,730		92,833		56,697
Non-airport access fees		37,067		36,270		29,644
Other leases		24,445		23,285		9,062
Services rendered to ASA		93		132		701
Various commercial-related revenues		18,628		22,852		45,062
Total unregulated revenues		2,662,195		3,166,775		2,039,914
Total aeronautical and non-aeronautical services	Ps.	12,682,686	Ps.	14,319,220	Ps.	9,673,795

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

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2018, 2019 and 2020 accounted for Ps. 1,440,204, Ps. 1,906,801 and Ps. 2,192,578, respectively.

The revenues of the Company recognized as of December 31, 2018, 2019 and 2020 transferred at a point in time was Ps. 9,265,776, Ps. 10,306,453 and Ps. 7,060,402, respectively and the revenues for services transferred over time was Ps. 3,416,910, Ps4,012,766 and Ps. 2,613,393, respectively, which originated from the leasing of commercial spaces.

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

Type Contract	Nature and timing of service	Revenue recognition according IFRS 15

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

21.	Cost of services

Cost of services for the years ended December 31, 2018, 2019 and 2020 were comprised of the following:

	2018		2019		2020
Employee cost (Note 23)	Ps.	773,630	Ps.	877,068	Ps.	970,481
Maintenance		528,929		578,510		426,523
Safety, security and insurance		386,079		428,208		458,316
Utilities		334,994		380,370		355,562
Allowance for expected credit loss		(15,131)		5,299		86,596
Other		445,221		475,409		371,229
	Ps.	2,453,722	Ps.	2,744,864	Ps.	2,668,707

22.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2018, 2019 and 2020 were comprised of the following:

	2018		2019		2020
Depreciation	Ps.	400,205	Ps.	446,517	Ps.	495,292
Amortization		1,169,432		1,329,620		1,505,069
	Ps.	1,569,637	Ps.	1,776,137	Ps.	2,000,361

23.	Employee Cost

Employee Cost for the years ended December 31, 2018, 2019 and 2020 was comprised of the following:

	2018		2019		2020
Wages and salaries	Ps.	541,186	Ps.	605,708	Ps.	664,619
Other remunerations		73,031		83,984		100,638
Social benefits		64,934		72,733		81,073
Severance payments		13,132		8,877		19,030
Labor union fees		17,673		18,420		19,217
Taxes on employee benefits		9,383		10,886		12,360
PTU		7,804		7,900		2,647
Retirement employee benefits		7,465		22,735		31,382
Others		39,022		45,825		39,515
	Ps.	773,630	Ps.	877,068	Ps.	970,481

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

Cost of improvements to concession assets are comprised of the following as of December 31, 2018, 2019 and 2020:

	2018		2019		2020
Cost of improvements to concession assets	Ps.	1,440,204	Ps.	1,906,801	Ps.	2,192,578

25.	Other (income) expense – net

Other (incomes) expenses are comprised of the following as of December 31, 2018, 2019 and 2020:

	2018		2019		2020
Recovery insurance	Ps.	(22,454)	Ps.	(9,799)	Ps.	(9,063)
Sale of fixed assets		(6,604)		(3,927)		(5,842)
Cancellation of non-exigible liabilities and provisions		(36,949)		-		-
Other income		(21,727)		(26,803)		(21,149)
Total other income		(87,734)		(40,529)		(36,054)

Repair of damage from natural disasters		771		3,536		-
Cost of retirement and disposal of fixed assets		12,158		4,513		2,942
Donation		—		5,000		4,000
Other expenses		1,653		28,692		16,386
Total other expenses		14,582		41,741		23,328
Other (income) expense – Net	Ps.	(73,152)	Ps.	1,212	Ps.	(12,726)

26.	Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2018, 2019 and 2020:

	2018		2019		2020
Interest income from cash equivalents	Ps.	393,529	Ps.	464,499	Ps.	313,837
Interest on recovered taxes		1,472		22,691		19,236
Gain on derivative financial instruments		115,938		97,449		29,100
Interests in favor of hedge		44,292		71,854		9,173
Other		21,463		9,336		39,166
Total finance income		576,694		665,829		410,512
Interest cost from bank loans		(151,971)		(177,504)		(228,689)
Interest cost from hedges		—		(1,284)		(171,353)
Loss in market value		(86,295)		(247,219)		(72,878)
Other financing costs		(29,891)		(23,967)		(52,109)
Interest cost for debt securities		(744,254)		(975,772)		(989,221)
Total finance cost		(1,012,411)		(1,425,746)		(1,514,250)
Exchange gain		1,422,685		1,187,240		3,048,706
Exchange loss		(1,223,001)		(1,098,455)		(3,379,190)
Exchange gain - Net		199,684		88,785		(330,484)
Finance cost - Net	Ps.	(236,033)	Ps.	(671,132)	Ps.	(1,434,222)

28.	Commitments
a.	On March 2020, the Federal Civil Aviation Agency (FCAA) authorized 100% compliance with the MDP for the five-year period from 2015-2019.
b.

On November 2014, the airport authority in Jamaica, approved capital investments to be made of USD$ 37,940,000 for the period April 2015 to March 2020. Compliance with MBJA capital investments must be made for the period rather than annually. During 2018 and 2019 capital investments were   USD$28,382,604 and USD$7,079,559, respectively. For PACKAL no capital investments were made during 2019.

c.

On December 12, 2019, for Mexico´s airports, the SCT approved to the Company the MDP for the period 2020-2024. In August 2020, the company presented to the Aeronautical Authority an adjustment proposal for the extraordinary review of the Master Development Programs due to the negative effects of the Covid-19 pandemic, postponing investment that were scheduled to conclude in 2024, now will end in 2026, which was authorized by authority in November 2020. Below are shown the investments committed thru the period:

Year	Amount committed
2020	Ps.	2,936,500
2021		4,123,588
2022		3,517,909
2023		2,696,240
2024		2,527,851
	Ps.	15,802,088

The amounts committed above are expressed in pesos of purchasing power as of December 31, 2017.

d.

In the same way AAJ approved the committed investments of the MDP for USD$111.7 million for MBJA and USD$101.4 million for PACKAL, through the 2020-2024 period. In December 2020, the AAJ granted MBJA and PACKAL the capital investment differentiation for 2020 so it can start in June 2021. During 2020 MBJA made investment for USD$ 6.4 million and PACKAL for USD$ 2.2 million.

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

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps. 234,780, which was challenged again by the Company on December 19, 2014. A jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgment of invalidity as the Company believes that in previous proceedings it is already guaranteed part of the amount set by the Court, on June 19, 2018 the bond was exhibited before the Municipal Authority of Tijuana, Baja California for the amount of Ps. 122,926. In October 2020, the Court issued a judgment adverse to the interests of the Company, for which an appeal for review was filed, which was admitted by the Superior Court of Justice on January 14, 2021. At the date of the consolidated financial statements, the judgment is currently to dictate the final sentence.

On October 28, 2019, Hermosillo municipal authority notified the Company of seven requirements for the payment of property tax, which together totals Ps.10,197, six of those are committed to ASA, even though were concession lands. The Company filled a proceeding for annulment, which was admitted on December 12, 2019 by the “State Court Administrative Justice”. In November 2020, the State Court issued a ruling favorable to the interests of the Company, declaring the nullity of the requirements.

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

b.

In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, whereas in Guadalajara airport it occurred in 1975. Before such expropriations, a group of farmers called Ejido, one in Tijuana and others different in Guadalajara, owned these lands. The members of the Ejido have raised claims against the indemnity payments received from the Mexican Government and in Tijuana airport requested the reversion of the expropriation. During 2008, the Ejido Tampico in the Tijuana airport received an unfavorable resolution, which was appealed.  Subsequently the Ejido received a favorable resolution, which may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido. During the month of November 2020, the Constitutional Court issued a resolution favorable to the interests of the Company, ordering the Agrarian Court to declare the reversal action inadmissible as the elements of the appeal for review requested by the Ejido were not proven. To date of these consolidated financial statements, the judgment is still pending to be resolved.

In the case of the Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SCT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport.

In November 2010, the Court granted the protection of the federal justice to the Ejido El Zapote, in the Guadalajara airport, instructing to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared the ineligibility of the Concession granted to the Guadalajara airport in 1998, in reference to managing, operating and developing the airport facilities. On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for the trial with the Ejido El Zapote. On July 31, 2014, the court issued a favorable ruling for the Ejido El Zapote, which was challenged by the Company. On April 14, 2016, the appellate Court determined conclusively that, while it was true that the right of the Ejido to contest the appraisal with which it was compensated had been violated, it also determined that the land could not be returned to the complainant Ejido, as "incongruous" the declaration of invalidity of the concession granted to the Guadalajara airport. On January 13, 2017 the la Secretaría de Desarrollo Agrario, Territorial y Urbano issued an appraisal for the value of a portion of the land in which Guadalajara airport is based, related to the appeal previously mentioned. This appraisal was made based on the expropriation decree of 1975. On June 30, 2017, the Court determined that the appeal was accomplished once the Ejido group was informed of the appraisal made by the competent authorities.

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

In 2016, members of the Ejido Zapote blocked the access to the Guadalajara airport parking lot, representing a loss of commercial revenues of approximately Ps. 19,200. In 2017 and 2018 the Company had a loss in commercial revenues in the amount of          Ps. 9,000 and Ps. 8,100 respectively, due to new blockades made by members of the Ejido Zapote. On November 17, 2019, members of the Ejido Zapote once again took over the parking lot, which was recovered on February 12, 2020, generating an additional loss of commercial revenues of approximately Ps. 28,500 in 2019 and Ps. 16,700 in 2020, approximately, plus the damage to the parking lot.

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

On October 1, 2013, the Company received four summonses for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Puerto Vallarta airport and various Federal Authorities in connection with four legal proceedings filed by the participants in the Ejido Valle de Banderas. The Ejido is claiming restitution or payment as compensation in respect of 154 hectares of land comprising this airport, besides the partial cancellation of the concession granted to the Puerto Vallarta airport. On January 24, 2014, the first audience was held where the Ejido ratified the lawsuit and the Company demanded the suspension of this process due to the incompetence of jurisdiction, as a result, the audience was delayed for three days, in order to give time to the Ejido to provide a rebuttal.  The Company estimates that the court involved in this proceeding, located in the State of Nayarit, does not have jurisdiction, because the airport is located in the State of Jalisco, besides, this court is not competent to nullify an administrative act, as it is related to the concession's title. The Court declared competent the Agrarian Court of Nayarit, a sentence which was favorable but currently challenged by the Federal Court. As a result of the objection, the Federal Superior Court declared the court of Guadalajara, Jalisco, as competent in three of them. Two of the three procedures are before the agrarian court of Jalisco pending to resolve, the incompetence by subject. The third procedure is awaiting the referral of the proceedings to the Guadalajara Court procedure and a fourth is still awaiting of the Agrarian Court of Nayarit for the last instance regarding jurisdiction over territory. During 2020, the jurisdiction was issued for their transfer to the Guadalajara Court and they are in their initial testing stage, so as of the date of issuance of the consolidated financial statements, these procedures are still pending resolution.

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

d.

On June 17, 2015, the SCJN issued an amparo to the Company upholding the validity of Articles X and XII of the Company´s bylaws regarding the limitations on ownership of its capital stock. Consequently, the challenge initiated by Grupo México and ITM against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles. On December 11, 2015, both parties were notified of the final judgment, ordering them to refer to the collegiate court of origin to the effect that the Second Civil Chamber of the High Court of Mexico City, who is ordered to confirm articles X and XII of the bylaws of the Company are valid based on Article 48, section III of the Mexican Securities Market Law. In February 2016, the Company was notified of the resolution issued by the Superior Court of Justice of Mexico City, pursuant to the judgment of the SCJN, which declared the validity of the Company's bylaws, which states that Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. violate the bylaws by maintaining jointly a percentage higher than 10% allowed in Article X of the Company's bylaws, therefore, is ordering to Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. the sale of the Series "B" shares which exceed 10% of the capital stock and instructs that the sale must be made through a procedure called "Initial Public Offering", under the terms of the law and in accordance with Article XII of the Company´s bylaws.

In February 2016, the Company, Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. filed claims of direct amparo against the ruling of the Superior Court of Justice, the essence of both claims for amparo concerns the following; Grupo México, S.A.B. de C.V. argues that a proceeding was not granted for the sale of the excess shares, the Company argues that Grupo México, S.A.B. de C.V. should be liable for the payment of costs in favor of the Company, however both claims of appeal have not been resolved,  and are pending resolution in the Eighth Collegiate Court in Civil Matters of the First Circuit. Thus, in the opinion of the Company and its legal counsel, no present obligation currently exists, therefore the Company has not recognized any provision regarding this matter. As of December 31, 2020, Grupo México, S.A.B. de C.V., and its subsidiary Infraestructura y Transportes México, S.A. de C.V., have 10.6% of the Company shares.

29.	Operating segment and geographic information

All airports provide similar services to their customers as described in Note 20.

The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations.

The following are the results, assets and liabilities by segments for the years ended December 31, 2018, 2019 and 2020:

December 31, 2018	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,824,677	Ps.	1,344,122	Ps.	1,088,417	Ps.	1,244,106	Ps.	1,419,674	Ps.	306,118	Ps.	484,798	Ps.	787,242	Ps.	9,499,154	Ps.	—	Ps.	—	Ps.	9,499,154
Non-aeronautical services		796,739		326,214		399,427		698,891		543,878		82,922		148,119		180,517		3,176,708		6,823		—		3,183,532
Improvements to concession assets		110,415		100,986		40,330		346,956		545,959		47,541		16,244		231,771		1,440,204		—		—		1,440,204
Total revenues		3,731,830		1,771,323		1,528,174		2,289,954		2,509,511		436,581		649,162		1,199,530		14,116,066		6,823		—		14,122,890
Total intersegment revenues		—		—		—		—		—		—		—		—		—		4,805,223		(4,805,223)		—
Income from operations		2,454,759		1,042,368		942,551		1,272,180		646,677		153,576		408,037		306,197		7,226,345		4,783,428		(4,765,120)		7,244,652
Interest income		112,569		44,954		43,471		54,836		6,431		13,722		19,502		51,327		346,813		1,065,159		(835,278)		576,694
Interest expense		(230,458)		(136,453)		(65,407)		(136,914)		(135,740)		(50,927)		(47,099)		(93,929)		(896,927)		(950,762)		835,278		(1,012,411)
Gain on financial investment held for coverage		—		—		—		—		—		—		—		—		—		29,643		—		29,643
Depreciation and amortization for the year		(310,882)		(180,904)		(153,230)		(217,858)		(354,963)		(72,635)		(61,073)		(186,997)		(1,538,542)		(31,095)		—		(1,569,637)
Share of loss of associate		—		—		—		—		—		—		—		—		—		(947)		—		(947)
Income before income taxes		2,394,213		979,156		952,241		1,218,028		525,351		124,243		386,323		263,776		6,843,329		4,929,463		(4,765,120)		7,007,672
Income taxes expense		(584,439)		(210,874)		(225,833)		(336,560)		(128,246)		(19,098)		(99,963)		(114,118)		(1,719,131)		(149,910)		—		(1,869,041)
Total assets		9,773,884		5,729,156		3,918,644		4,166,561		3,039,158		1,747,518		1,632,722		3,033,967		33,041,609		38,884,387		(32,375,494)		39,550,502
Total liabilities		3,519,318		1,858,474		1,158,586		2,228,807		2,123,946		735,487		701,735		1,405,884		13,732,236		13,911,464		(9,865,348)		17,778,352
Investments in associates		-		-		-		-		-		-		-		-		-		35		—		35
Net cash flows provided by operations activities		2,233,357		1,376,334		797,800		1,063,923		860,399		173,726		357,455		448,702		7,311,697		810,779		(886,857)		7,235,619
Net cash flow used in investing activities		(284,319)		(378,328)		(90,743)		(418,407)		(652,469)		(61,374)		(113,388)		(255,707)		(2,254,734)		4,959,209		(5,254,886)		(2,550,411)
Net cash flow used in financing activities		(1,552,530)		(681,179)		(739,684)		(942,796)		(931,248)		(107,021)		(155,344)		(6,374)		(5,116,178)		(6,305,402)		5,254,886		(6,166,694)
Additions to non-current as assets		5,665,570		3,729,013		2,356,638		2,976,072		5,924,992		1,128,854		990,782		2,600,342		25,372,263		729,295		—		26,101,558

December 31, 2019	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,978,617	Ps.	1,568,297	Ps.	1,183,610	Ps.	1,364,746	Ps.	1,512,164	Ps.	337,380	Ps.	584,650	Ps.	1,018,256	Ps.	10,547,720	Ps.	—	Ps.	—	Ps.	10,547,720
Non-aeronautical services		938,445		454,098		455,699		787,424		585,325		97,696		180,327		265,282		3,764,296		7,203		—		3,771,500
Improvements to concession assets		858,807		300,221		57,697		299,155		136,363		3,332		32,853		218,371		1,906,801		—		—		1,906,801
Total revenues		4,775,869		2,322,617		1,697,007		2,451,326		2,233,853		438,408		797,829		1,501,910		16,218,818		7,203		—		16,226,021
Total intersegment revenues		—		—		—		—		—		—		—		—		—		5,262,241		(5,262,241)		—
Income from operations		2,599,316		1,274,902		1,051,669		1,397,328		629,027		191,079		477,123		350,253		7,970,697		5,282,882		(5,236,341)		8,017,238
Interest income		113,495		53,684		47,959		45,703		13,191		12,090		21,019		56,800		363,942		1,292,797		(990,910)		665,829
Interest expense		(274,257)		(162,628)		(75,298)		(173,132)		(145,597)		(57,245)		(54,132)		(111,549)		(1,053,838)		(1,362,817)		990,910		(1,425,746)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		(149,770)		—		(149,770)
Depreciation and amortization for the year		(346,586)		(206,982)		(156,383)		(234,670)		(85,851)		(100,403)		(390,394)		(210,357)		(1,731,627)		(44,511)		—		(1,776,137)
Share of gain of associate		—		—		—		—		—		—		—		—		—		79		—		79
Income before income taxes		2,423,349		1,159,190		1,010,897		1,261,254		495,171		140,027		440,450		294,655		7,224,994		5,357,532		(5,236,341)		7,346,185
Income taxes expense		(649,761)		(185,555)		(273,431)		(359,996)		(124,228)		(26,013)		(132,118)		(72,356)		(1,823,460)		(67,983)		—		(1,891,443)
Total assets		10,038,163		6,155,593		3,941,917		4,445,521		2,372,006		1,707,357		1,653,964		4,759,366		35,073,888		39,969,627		(33,465,711)		41,577,804
Total liabilities		4,091,482		2,261,268		1,334,263		2,706,406		2,102,386		767,297		774,619		1,809,866		15,847,585		16,927,461		(11,866,923)		20,908,361

Investments in associates		—		—		—		—		—		—		—		—		—		114		—		114
Net cash flows provided by operations activities		2,295,782		1,322,659		984,410		1,299,232		841,232		248,261		490,864		469,505		7,951,945		301,883		(89,772)		8,164,057
Net cash flow used in investing activities		(986,532)		(341,155)		(69,382)		(343,198)		(211,385)		(42,913)		(69,230)		(156,943)		(2,220,737)		3,624,786		(3,990,143)		(2,586,095)
Net cash flow used in financing activities		(1,750,155)		(703,256)		(824,218)		(802,640)		(633,251)		(197,367)		(352,970)		(63,433)		(5,327,291)		(2,894,381)		3,990,143		(4,231,529)
Additions to non-current as assets		6,252,492		3,845,105		2,263,519		3,052,248		5,548,992		1,051,047		942,924		2,676,181		25,632,508		924,182		—		26,556,690

December 31, 2020	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,103,574	Ps.	1,192,187	Ps.	776,424	Ps.	970,979	Ps.	695,879	Ps.	204,650	Ps.	338,633	Ps.	943,416	Ps.	7,225,742	Ps.	—	Ps.	—	Ps.	7,225,742
Non-aeronautical services		591,789		335,419		266,442		460,981		327,158		64,609		113,826		283,941		2,444,164		3,889		—		2,448,053
Improvements to concession assets		614,479		681,755		67,026		339,231		138,768		19,329		36,334		295,656		2,192,578		—		—		2,192,578
Total revenues		3,309,842		2,209,361		1,109,892		1,771,191		1,161,805		288,588		488,793		1,523,013		11,862,484		3,889		—		11,866,373
Total intersegment revenues		—		—		—		—		—		—		—		—		—		2,310,159		(2,310,159)		—
Income from operations		1,472,456		802,056		526,761		756,630		(88,901)		57,770		216,044		(34,634)		3,708,182		2,242,786		(2,130,979)		3,819,989
Interest income		82,881		59,945		32,073		40,141		3,515		8,056		13,801		42,052		282,465		1,307,727		(1,179,680)		410,512
Interest expense		(360,772)		(242,125)		(95,133)		(210,825)		(172,033)		(52,001)		(57,199)		(432,582)		(1,622,670)		(1,071,260)		1,179,680		(1,514,250)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		(41,808)		—		(41,808)
Depreciation and amortization for the year		(368,964)		(254,634)		(168,580)		(265,581)		(82,736)		(71,971)		(502,568)		(229,764)		(1,944,799)		(55,562)		—		(2,000,361)
Share of gain of associate		—		—		—		—		—		—		—		—		—		3		—		3
Income before income taxes		1,166,564		738,185		461,532		573,594		472,986		25,433		167,981		(72,311)		3,533,964		982,786		(2,130,980)		2,385,770
Income taxes expense		(231,777)		(118,685)		(88,272)		(129,196)		112,801		12,801		(20,990)		19,005		(444,314)		(22,753)		—		(467,067)
Total assets		13,416,487		8,588,502		4,960,588		6,081,823		2,780,014		1,803,045		2,072,069		5,318,795		45,021,323		51,516,861		(45,177,011)		51,361,173
Total liabilities		6,535,424		4,074,668		1,979,551		3,898,207		2,508,470		824,734		1,045,571		1,070,885		21,937,510		26,911,814		(20,340,934)		28,508,390
Investments in associates		—		—		—		—		—		—		—		—		—		35		—		35
Net cash flows provided by operations activities		828,257		(1,627,427)		332,206		447,952		182,849		5,988		102,755		181,454		454,034		3,180,663		(68,130)		3,566,567
Net cash flow used in investing activities		(892,866)		(764,151)		(215,636)		(424,313)		(209,415)		(34,166)		(86,038)		(447,570)		(3,074,155)		(1,455,336)		1,311,800		(3,217,691)
Net cash flow used in financing activities		2,615,782		1,854,276		790,233		1,337,678		534,214		97,698		334,391		618,594		8,182,866		(582,639)		(1,311,800)		6,288,427
Additions to non-current as assets		6,796,625		4,394,890		2,335,994		3,245,723		5,700,583		1,040,121		968,483		3,054,931		27,537,350		16,065,198		—		43,602,548

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

-

Geographic information – All business units of the Company are operating in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Segment revenue has been based on the geographic location of the customers and non-current segment assets were based on the location of the assets. Montego Bay and Kingston airports corresponds to the Region of Jamaica with geographic revenue of Ps. 2,509,511, Ps. 2,413,596 and Ps. 1,696,338 during the years ended December 31, 2018, 2019 and 2020 respectively and non-current assets of Ps. 5,924,992, Ps. 5,725,684 and Ps. 5,864,748 as of December 31, 2018, 2019 and 2020 respectively. Geographic revenue from customers located in Mexico amounted to Ps. 11,613,379, Ps.13,812,424 and Ps. 10,170,035 for the years ended December 31, 2018, 2019 and 2020 and non-current assets physically located in Mexico totaled Ps. 20,176,566, Ps. 20,831,006 and Ps. 37,554,817 as of December 31, 2018, 2019 and 2020 respectively. There are no revenues generated from and no non-current assets located in Spain.

-

Major Customers – The Company has no dependence on a particular customer, as 54.9%, 52.9% and 50.0% of the total revenues for 2018, 2019 and 2020, respectively, corresponds to the passenger charges that are paid by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than 10.0% of the consolidated revenues.

-

Major suppliers – The Company has no dependence on a specific supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

30.	Foreign currency transactions
a.	Transactions denominated in foreign currency for the years ended December 31, 2018, 2019 and 2020 were as follows:

	2018	2019	2020
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	150,488	172,780	98,668
Revenues for recovery expenses	1,820	2,281	701
Technical assistance fees	5,859	5,971	6,108
Other expenses (1)	61,078	75,868	83,710

(1) Includes interest for the years ended December 31, 2018, 2019 and 2020 by USD $ 6.5 million, USD $ 6.4 million and USD.$ 7.7 million, respectively.

b.	The exchange rates in effect on the dates of the consolidated financial statements and it’s issuance date were as follows:

	December 31,						Feb 24,
	2017		2018		2019		2021
Mexican pesos per one U.S. dollar (Note 3.p)	Ps.	19.6829	Ps.	18.8452	Ps.	19.9487	Ps.	20.6783

31.	Transactions with related parties

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

Transactions with AMP, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2018		2019		2020
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	411,477	Ps.	461,549	Ps.	289,154
Services received	Ps.	—	Ps.	5,558	Ps.	—

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

On August 25, 2019, the initial term of the Technical Assistance agreement between the Company and AMP expired and in the same date it was automatically renewed for an additional five years, in accordance with Clause 5.2 of the agreement.

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

	2018		2019		2020
Non-airport access rights	Ps.	3,737	Ps.	-	Ps.	-

c.	Accounts receivable (payable) with other related parties that are in the consolidated statement of financial position as of December 31, 2018, 2019 and 2020, are integrated as follows:

	2018		2019		2020
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	93	Ps.	3,523	Ps.	1,698
Mayo 13, S.A. de C.V. (Independent director)	Ps.	—	Ps.	729	Ps.	—
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	—	Ps.	—	Ps.	5,955
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	—	Ps.	—	Ps.	549

	2018		2019		2020
Accounts payable:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	(7,698)	Ps.	(3,079)	Ps.	-
OTV (Shareholder)	Ps.	(465)	Ps.	-	Ps.	-

d.	Transactions with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
Commercial revenues:
Especialistas en Alta Cocina, S.A. de C.V. (Independent Director)	Ps.	32,236	Ps.	34,039	Ps.	—
Mayo 13, S.A. de C.V. (Independent Director)	Ps.	9,443	Ps.	5,549	Ps.	—
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	300	Ps.	1,253	Ps.	1,313
Promotora Cabo Real, S.A. de C.V. (Shareholder)	Ps.	21,059	Ps.	28,910	Ps.	14,291
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	—	Ps.	4,886	Ps.	5,524
Fly by Wings, S.A. de C.V. (Independent director)		—		—		24,093
Beer Factory de México, S.A. de C.V. (Independent director)		—		—		1,389
Operadora y Administradora de Restaurantes Gigante, S.A. de C.V. (Independent director)		—		—		1,004
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	298	Ps.	62

	2018		2019		2020
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	8,896	Ps.	8,626	Ps.	—
Other service:
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	279	Ps.	—

e.	The total amounts paid to key management personnel or directors, for the years ended December 31, 2018, 2019 and 2020 were as follows:

	2018		2019		2020
Management	Ps.	28,961	Ps.	37,226	Ps.	39,435
Independent directors (7)	Ps.	8,140	Ps.	8,523	Ps.	9,216

32.	Leases

The Company leases space for its corporate offices under renewed operating lease agreements for a term of three and five years, counted as of February 2018 and May 2020, and the first one ended in January 2023 and the second one will be end in April  2023, respectively. The monthly rent to pay was USD $42,523. Base rent is subject to increases in accordance with the CPI and the CPI.

The expense in pesos for income amounted to Ps. 9,044, Ps. 12,004 and Ps. 12,250 for the years ended December 31, 2018, 2019 and 2020 respectively.

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
a)

The Company receives payments from the leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such non-cancelable in Mexico leases is as follows:

	2018		2019		2020
Less than one year	Ps.	1,162,457	Ps.	1,331,301	Ps.	1,368,927
One to two years		835,157		1,074,436		1,109,585
Two to three years		665,499		875,768		768,681
Three to four years		524,911		592,384		390,332
Four to five years		316,356		299,145		105,303
More than five years		203,288		96,704		70,242
	Ps.	3,707,668	Ps.	4,269,738	Ps.	3,813,070

b)	Future minimum rental payments under non-cancellable leases in MBJA and PACKAL are as shown in the following table (in thousands of USD Dollars):

	2018		2019		2020
Less than one year	USD$	12,175	USD$	8,692	USD$	9,491
One to two years		6,122		4,935		5,514
Two to three years		3,577		4,731		4,267
Three to four years		3,395		3,506		3,686
Four to five years		2,723		3,032		3,548
More than five years		22,177		19,398		3,780
	USD$	50,169	USD$	44,294	USD$	30,287

During the years ended December 31, 2018, 2019 and 2020, the Company recognized income from leasing activities of Ps. 2,376,820, Ps. 2,859,958 and Ps. 1,748,493, as part of the non-regulated revenues in the consolidated statements of profit or loss and other comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2018, 2019 and 2020 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 20.

33.	New accounting standards not yet in effect

The Entity has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Standard	Effective as of
IFRS 17– Insurance Contracts 1	January 1, 2021
IFRS 10 and IAS 28 (amendments)	January 1, 2020
Amendments IAS 1	January 1, 2020
Amendments IFRS 3	January 1, 2022
Amendments IAS 16	January 1, 2021
Amendments IAS 37	January 1, 2021
Annual Improvements to IFRS Standards 2018–2020	January 1, 2020

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

The Company´s management anticipate that the application of these amendments will not have an impact on the Company consolidated financial statements in future periods should such transactions arise.

Amendments IAS 1 Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current and non-current in the statement of financial position and not for the amount or time in which any asset, liability, income or expense is recognized, or the information disclosed about of those figures.

The amendments clarify that the classification of liabilities as current and non-current is based on the rights of existence at the end of the reporting period, specifying that the classification is not affected by expectations about whether the entity will exercise the right to defer the cancellation of the liability, explain that there are rights if there are agreements that must be fulfilled at the end of the reporting period, and introduce a definition of the 'agreement' to make it clear that the agreement refers to the transfer of cash from the counterparty , equity instruments, other assets or services.

The amendments apply retrospectively for annual reporting periods beginning on or after 1 January 2023, with early application permitted.

The Company´s management anticipate that the application of these amendments will not have an impact on the Company consolidated financial statements in future periods should such transactions arise.

Amendments to IFRS 3 - Reference to the Conceptual Framework

The amendments update IFRS 3 so that it can refer to the 2018 Conceptual Framework rather than the 1989 Framework. They also added a requirement that, for obligations within the scope of IAS 37, a buyer applies IAS 37 to determine whether the acquisition date is a present obligation or exists as a result of a past event. For levies that are within the scope of IFRIC 21 Levies, the buyer applies IFRIC 21 to determine whether the obligation gives rise to a liability to pay the levy that occurred on the acquisition date.

Finally, the amendments add an explicit statement that the buyer will not recognize a contingent asset acquired from a business combination.

The amendments are effective for business combinations whose acquisition date is on or after the initial period of the first annual period beginning on or after January 1, 2022. With the option of early application if the entity also applies all other updated references.

The Company´s management anticipate that the application of these amendments will not have an impact on the Company consolidated financial statements in future periods should such transactions arise.

Amendments IAS 16 Property, Plant and Equipment: Proceeds before intended

Under the amendments, proceeds from selling items before the related item of Property, Plant and Equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. IAS 2 Inventories should be applied in identifying and measuring these production costs.

Companies will therefore need to distinguish between:

-costs associated with producing and selling items before the item of Property, Plant and Equipment is available for use; and

-costs associated with making the item of Property, Plant and Equipment available for its intended use.

Making this allocation of costs may require significant estimation and judgement. Companies in the extractive industry may need to monitor costs at a more granular level.

The meaning of testing the functioning of Property, Plant and Equipment. The amendments also clarify that testing whether an item of Property, Plant and Equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance.

The Company must recognize the cumulative effect of the initial application of the amendments as an adjustment to the consolidated financial statements in retained earnings (or some capital component, as appropriate) at the beginning of the first period to be presented.

The amendments are effective for annual periods beginning on January 1, 2022 with the option of early application.

The Company´s management anticipate that the application of these amendments will not have an impact on the Company consolidated financial statements in future periods should such transactions arise.

Amendments IAS 37 Onerous Contracts – Cost of Fulfilling a Contract

The amendments specify that the ‘costs to fulfill’ a contract include the ‘costs directly related to the contract’. The costs that are directly related to a contract consist of the incremental costs and the costs to fulfill a contract and the allocation of other costs that are directly related to fulfill a contract.

The amendments apply to contracts in which the Company has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity applies the amendments for the first time. The comparatives should not be reformulated. Instead, the entity should recognize the cumulative effect of the initial application of the amendments as an adjustment to the consolidated financial statements in retained earnings or some other component of equity, as appropriate, by the date of initial application.

The modifications are effective for annual periods beginning on or after January 1, 2022, with the option of early application.

The Company´s management anticipate that the application of these amendments will not have an impact on the Company consolidated financial statements in future periods should such transactions arise.

Annual Improvements to IFRS Standards 2018 – 2020

IFRS 1 First-time Adoption of International Financial Reporting Standards

The amendment simplifies the application of IFRS 1 for a subsidiary that becomes a first-time adopter of IFRS Standards later than its parent – i.e., if a subsidiary adopts IFRS Standards later than its parent and applies IFRS 1.D16 (a), then a subsidiary may elect to measure cumulative translation differences for all foreign operations at amounts included in the consolidated financial statements of the parent, based on the parent’s date of transition to IFRS Standards.

IFRS 9 Financial Instruments

This amendment clarifies that – for the purpose of performing the ‘’10 per cent test’ for derecognition of financial liabilities – in determining those fees paid net of fees received, a borrower includes only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

IFRS 16 Leases

The amendment removes the illustration of payments from the lessor relating to leasehold improvements. As currently drafted, this example is not clear as to why such payments are not a lease incentive.

The Company´s management anticipate that the application of these amendments will not have an impact on the Company consolidated financial statements in future periods should such transactions arise.

34.	Subsequent events

a.	On January 19, 2021, the Company made the payment of the loan with Scotiabank for USD $ 95.5 million, through the loan described in Note 1.b.

b.	On February 2, 2021, the Company made the payment of the loan with BBVA for USD$ 95.5 million, through the loan described in Note 1b.

c.

During the first months of 2021, the COVID-19 pandemic continued to affect the Company's results, mainly due to the decrease in domestic and international passenger traffic compared to the same period in the 2020 fiscal year. Containment steps, such as those taken by the United States government, which expanded the requirement for negative COVID-19 testing for all air passengers entering the United States beginning January 26, 2021, also affect passenger traffic. As of January 7, 2021, there were similar testing requirements for air passengers traveling to Canada, and subsequently, the Canadian government suspended flights between Mexico and the Caribbean until April 30, 2021, further contributing to a decrease in passenger traffic levels compared to the first quarter of 2021.

As previously mentioned, the degree of recovery of the Company's operations and results will depend on the duration and containment of the pandemic by the Mexican and Jamaican governments and the U.S. government, as the main origin-destination. Due to the nature of the pandemic, the Company cannot fully estimate the impact on its financial situation or operating results in the short, medium or long term. However, the rate of vaccination of its population by the U.S. government, combined with the size of its population, may aid in a sooner than expected recovery in international traffic, mainly at the Company's airports in tourist destinations.

During 2021, the Company will continue evaluating the possible adverse impacts of the pandemic on its financial condition and operating results. The Company will also review key indicators and perform impairment tests of significant long-term assets, expected credit losses and recovery of deferred taxes. The Company has reviewed financial results for the short, medium, and long term, concluding that a significant deterioration of the Company’s assets is not expected. As such, the Company does not foresee a business interruption or closing operations at any of its airports.

The accompanying consolidated financial statements were authorized for issuance in the Company´s annual report on Form 20-F, by the Chief Executive Officer and the Chief Financial Officer of Grupo Aeroportuario del Pacífico S.A.B. de C.V. on April 22, 2021, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

35.	Authorization to issue the consolidated financial statements

On February 24, 2021  the issuance of these consolidated financial statements was authorized by Lic. Raúl Revuelta Musalem, Chief Executive Officer, and by Lic. Saúl Villarreal García, Chief Financial Officer. Consequently, these consolidated financial statements do not reflect events after this date and are subject to approval at the Ordinary General Stockholders’ Meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *